Form 20-F
period 2014-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2014-07-18
CIK 67088

As filed with the Securities and Exchange Commission on July 18, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

$2,300,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of MUFG Capital Finance 1 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

€750,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of MUFG Capital Finance 2 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

Restricted Share Units granting rights to common stock pursuant to the UnionBanCal Corporation Stock Bonus Plan and the Bank of Tokyo-Mitsubishi UFJ, Ltd. Headquarters for the Americas Stock Bonus Plan

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of March 31, 2014, (1) 14,164,026,420 shares of common stock (including 3,389,416 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock) and (2) 1,000 shares of class 11 preferred stock. All of the outstanding class 11 preferred stock as of July 31, 2014 will be acquired mandatorily by the registrant on August 1, 2014.

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

When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. Similarly, references to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., as single entities, respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references in this Annual Report to the financial results or business of the “MTFG group” and the “UFJ group” refer to those of MTFG and UFJ Holdings and their respective consolidated subsidiaries. In addition, our “commercial banking subsidiaries” refers to The Bank of Tokyo-Mitsubishi UFJ, Ltd., or “BTMU,” and, as the context requires, its consolidated subsidiaries engaged in the commercial banking business. Our “trust banking subsidiaries” refers to Mitsubishi UFJ Trust and Banking Corporation, or “MUTB,” and, as the context requires, its consolidated subsidiaries engaged in the trust banking business. Our “banking subsidiaries” refers to BTMU and MUTB and, as the context requires, their respective consolidated subsidiaries engaged in the banking business.

References to “MUAH” and “MUB” are to MUFG Americas Holdings Corporation and MUFG Union Bank, N.A., as single entities, respectively, as well as to MUAH and MUB and their respective consolidated subsidiaries, as the context requires. Effective July 1, 2014, we integrated BTMU’s operations in the Americas region with the operations of UnionBanCal Corporation, or “UNBC,” which is a wholly owned subsidiary of BTMU, and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation.” Union Bank, N.A., which is MUAH’s principal subsidiary, was also renamed “MUFG Union Bank, N.A.,” effective the same day.

References in this Annual Report to “yen” or “¥” are to Japanese yen, references to “U.S. dollars,” “U.S. dollar,” “dollars,” “U.S.$” or “$” are to United States dollars, and references to “euro” or “€” are to the currency of the member states of the European Monetary Union. Our fiscal year ends on March 31 of each year. References to years not specified as being fiscal years are to calendar years.

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

The selected statement of income data and selected balance sheet data set forth below has been derived from our audited consolidated financial statements.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, the selected financial data set forth below are derived from our consolidated financial statements prepared in accordance with U.S. GAAP.

You should read the selected financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Selected Statistical Data” and our consolidated financial statements and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

	Fiscal years ended March 31,
	2010	2011	2012	2013	2014
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income(1)	¥2,757,866	¥2,550,144	¥2,595,956	¥2,427,521	¥2,522,283
Interest expense	774,400	670,673	640,139	556,418	560,972

Net interest income	1,983,466	1,879,471	1,955,817	1,871,103	1,961,311
Provision (credit) for credit losses	647,793	292,035	223,809	144,542	(106,371)

Net interest income after provision (credit) for credit losses	1,335,673	1,587,436	1,732,008	1,726,561	2,067,682
Non-interest income	2,469,411	1,694,822	1,440,576	2,067,909	1,821,081
Non-interest expense	2,508,060	2,460,446	2,322,642	2,378,599	2,468,320

Income before income tax expense	1,297,024	821,812	849,942	1,415,871	1,420,443
Income tax expense	413,105	433,625	429,191	296,020	337,917

Net income before attribution of noncontrolling interests	883,919	388,187	420,751	1,119,851	1,082,526
Net income (loss) attributable to noncontrolling interests	15,257	(64,458)	4,520	50,727	67,133

Net income attributable to Mitsubishi UFJ Financial Group	¥868,662	¥452,645	¥416,231	¥1,069,124	¥1,015,393

Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥846,984	¥431,705	¥398,291	¥1,051,184	¥994,152

Amounts per share:
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	¥68.72	¥30.55	¥28.17	¥74.30	¥70.21
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	68.59	30.43	28.09	74.16	69.98
Number of shares used to calculate basic earnings per common share (in thousands)	12,324,315	14,131,567	14,140,136	14,148,060	14,158,698
Number of shares used to calculate diluted earnings per common share (in thousands)(2)	12,332,681	14,144,737	14,156,820	14,169,080	14,180,080
Cash dividends per share paid during the fiscal year:
—Common stock	¥11.00	¥12.00	¥12.00	¥12.00	¥14.00
	$0.12	$0.14	$0.15	$0.15	$0.14
—Preferred stock (Class 3)	¥60.00	¥30.00	—	—	—
	$0.65	$0.34	—	—	—
—Preferred stock (Class 5)(3)	¥100.50	¥115.00	¥115.00	¥115.00	¥115.00
	$1.10	$1.33	$1.45	$1.42	$1.14
—Preferred stock (Class 11)	¥5.30	¥5.30	¥5.30	¥5.30	¥5.30
	$0.06	$0.06	$0.07	$0.07	$0.05

	As of March 31,
	2010	2011	2012	2013	2014
	(in millions)
Balance sheet data:
Total assets	¥200,081,462	¥202,850,243	¥215,202,514	¥230,559,276	¥253,661,077
Loans, net of allowance for credit losses	90,870,295	86,261,519	91,012,736	97,254,242	109,181,991
Total liabilities	190,980,363	194,187,331	206,344,067	219,617,296	240,909,633
Deposits	135,472,496	136,631,704	139,493,730	148,209,739	162,517,786
Long-term debt	14,162,424	13,356,728	12,593,062	12,182,358	14,498,678
Total equity	9,101,099	8,662,912	8,858,447	10,941,980	12,751,444
Capital stock—common stock	1,643,238	1,644,132	1,645,144	1,646,035	1,647,145

	Fiscal years ended March 31,
	2010	2011	2012	2013	2014
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥175,370,688	¥180,260,385	¥184,179,147	¥193,824,256	¥212,176,348
Interest-bearing liabilities	158,156,363	161,344,664	165,420,569	173,399,441	189,413,309
Total assets	195,571,703	204,781,984	211,835,389	225,682,785	247,729,744
Total equity	7,871,505	8,987,129	8,594,310	9,244,530	10,683,098
Return on equity and assets:
Net income available to common shareholders as a percentage of total average assets	0.43%	0.21%	0.19%	0.47%	0.40%
Net income available to common shareholders as a percentage of total average equity	10.76%	4.80%	4.63%	11.37%	9.31%
Dividends per common share as a percentage of basic earnings per common share	16.01%	39.28%	42.60%	16.15%	19.94%
Total average equity as a percentage of total average assets	4.02%	4.39%	4.06%	4.10%	4.31%
Net interest income as a percentage of total average interest-earning assets	1.13%	1.04%	1.06%	0.97%	0.92%
Credit quality data:
Allowance for credit losses	¥1,315,615	¥1,240,456	¥1,285,507	¥1,335,987	¥1,094,420
Allowance for credit losses as a percentage of loans	1.43%	1.42%	1.39%	1.36%	0.99%
Impaired loans	¥1,825,852	¥1,893,098	¥2,031,868	¥2,200,766	¥1,861,027
Impaired loans as a percentage of loans	1.98%	2.16%	2.20%	2.23%	1.69%
Allowance for credit losses related to impaired loans as a percentage of impaired loans	42.19%	39.30%	42.92%	43.39%	40.32%
Net loan charge-offs	¥468,400	¥342,100	¥173,370	¥112,862	¥153,748
Net loan charge-offs as a percentage of average loans	0.49%	0.39%	0.20%	0.12%	0.15%
Average interest rate spread	1.08%	0.99%	1.02%	0.93%	0.89%
Risk-adjusted capital ratio calculated under Japanese GAAP(4)	14.87%	14.89%	14.91%	16.68%	15.53%

Notes:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139,320 million on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. Exclusive of the one-time gain associated with the conversion, interest income would have been lower for the fiscal year ended March 31, 2012.
(2)	Includes the common shares potentially issuable upon conversion of the Class 11 Preferred Stock.
(3)	Preferred dividends were ¥57.5 per share semi-annually, except for the semi-annual period ended March 31, 2009 when preferred dividends were ¥43.0 per share.
(4)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Exchange Rate Information

The tables below set forth, for each period indicated, certain information concerning the rate of exchange of Japanese yen per U.S. $1.00 based on exchange rate information found on Bloomberg. On July 7, 2014, the closing exchange rate was ¥101.86 to U.S.$1.00 and the inverse rate was U.S.$0.98 to ¥100.00.

	Year 2014
	February	March	April	May	June	July(1)
High	¥102.83	¥103.76	¥104.13	¥103.02	¥102.80	¥102.27
Low	¥100.76	¥101.20	¥101.33	¥100.82	¥101.24	¥101.30

Note:
(1)	Period from July 1, 2014 to July 7, 2014.

	Fiscal years ended March 31,
	2010	2011	2012	2013	2014
Average (of month-end rates)	¥92.51	¥84.99	¥78.90	¥83.32	¥100.38

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

Because a large portion of our assets as well as our business operations are in Japan, we may incur losses if economic conditions in Japan worsen.

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2014, 62.6% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 75.6% of our total investment securities portfolio and 16.5% of our total assets, respectively. Interest and non-interest income in Japan represented 71.6% of our total interest and non-interest income for the fiscal year ended March 31, 2014. Furthermore, as of March 31, 2014, our loans in Japan accounted for 64.0% of our total loans outstanding.

Since December 2012, the Japanese government has put forth a series of policies, including emergency economic measures and a supplementary budget, expanded monetary easing, and a growth strategy. The Bank of Japan introduced quantitative and qualitative monetary easing in April 2013 in an effort to achieve an inflation target of two percent in two years. However, there is still significant uncertainty surrounding Japan’s economy. If these government policies prove ineffective, the growing debt burden of the Japanese government may adversely affect Japan’s economy. For example, if the prices of Japanese government bonds decrease, resulting in unexpectedly higher interest rates, our investment securities portfolio as well as our lending, borrowing, trading and other operations may be negatively impacted. In addition, under the legislation enacted by the Japanese Diet in August 2012, the consumption tax rate increased from 5% to 8% on April 1, 2014 and will increase further to 10% by October 2015, which may significantly weaken consumer spending in Japan. In recent periods, several credit rating agencies have downgraded the credit ratings of Japan’s sovereign debt, including a downgrade by Moody’s Japan K.K., or Moody’s, in August 2011 and a downgrade by Fitch Ratings Japan Limited, or Fitch, in May 2012. For a more detailed discussion of the risks related to increases in interest rates, see “—Risks Related to Our Business—Increases in interest rates could adversely affect the value of our bond portfolio.”

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

Global economic conditions remain volatile, and it is uncertain how the global economy will evolve over time. The shift in the monetary policy in the United States, slowing economic growth in China due to the deterioration of the Chinese financial market and other causes, and the political turmoil in various regions around world could negatively impact wider markets, including those of both emerging and developed countries. As of March 31, 2014, based principally on the domicile of the obligors, assets related to Europe accounted for approximately 8.8% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 8.8% of our total assets, and assets related to the United States accounted for approximately 16.0% of our total assets. If the global economy deteriorates or the global economic recovery significantly slows down again, the availability of credit may become limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. In addition, concerns over the sovereign debt problem in some European countries may limit liquidity in the global financial markets. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, index and basket credit default swaps, and credit linked notes. The notional amounts of these protections sold as of March 31, 2014 were ¥2,692.1 billion, ¥773.8 billion and ¥4.5 billion, respectively. In addition, if credit market conditions worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, declines in the fair value of our investment securities, particularly equity investment securities, resulted in our recording impairment losses of ¥195.7 billion, ¥124.2 billion and ¥6.5 billion for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. As of March 31, 2014, approximately 36.7% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 0.5% of our total assets were financial instruments for which we measure fair value on a non-recurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statements of income. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Our business operations are exposed to risks of natural disasters, terrorism and other disruptions caused by external events.

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, health epidemics, and other disruptions caused by external events, which are beyond our control. Our risk management policies and procedures may be insufficient to address these unanticipated risks, resulting in our inability to continue to operate a part or the whole of our business.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption. For example, large-scale natural disasters such as the March 2011 Great East Japan Earthquake, which led to tsunamis, soil liquefaction and fires, as well as electricity power supply shortages and electricity power conservation measures resulting from the suspension of the operations of the nuclear power plants, could significantly disrupt our facilities and other operational infrastructures, including branches, offices, ATMs and information technology systems.

As a consequence of earthquakes and other events, we may be required to incur significant costs and expenses for remedial measures or compensation to customers or transaction counterparties for resulting losses. We may also suffer loss of business. In addition, earthquakes and other events may have various other significant adverse effects, including deterioration in economic conditions, declines in the business performance of our borrowers and decreases in stock prices, which may result in higher credit costs or impairment or valuation losses on the financial instruments we hold. These effects could materially and adversely affect our business, operating results and financial condition.

We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.

When we lend money or commit to lend money, we incur credit risk which is the risk of losses if our borrowers do not repay their loans. We may incur significant credit losses or have to provide for a significant amount of additional allowance for credit losses if:

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

As a percentage of total loans, impaired loans, which primarily include nonaccrual loans and troubled debt restructurings, or TDRs, ranged from 1.69% to 2.23% as of the five most recent fiscal year-ends. As of March 31, 2014, impaired loans were ¥1,861.0 billion, representing 1.69% of our total outstanding loans. If the economic conditions in Japan or other parts of the world to which we have significant credit risk exposure worsen, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. For a discussion of our problem loans, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

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

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or similar issues. The credit default swap contracts could also result in significant losses. As of March 31, 2014, the total notional amount of the protection we sold through single name credit default swaps, index and basket credit default swaps, and credit-linked notes was ¥3.46 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold. Negative changes in economic conditions, government policies or our borrowers’ repayment abilities could require us to provide for additional allowance. For example, companies in the Japanese electronics manufacturing industry in particular have experienced significant declines in sales and financial difficulties due to increased global competition. Moreover, the Japanese electric utility companies, including The Tokyo Electric Power Company, Incorporated, have been significantly affected by the accidents at the Fukushima Daiichi Nuclear Power Plants in March 2011 and subsequent developments, including the suspension of all of the nuclear power plants for seismic safety inspections and other reasons, higher fuel prices in recent periods and compensation issues for affected individuals and companies. Other borrowers in Japan may be adversely affected by electricity power supply shortages and electricity rate increases. As a result, our borrowers may incur financial and non-financial losses that exceed our estimations. In such case, we may need to provide for additional allowance for credit losses. Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. For a discussion of our allowance policy, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

For the fiscal year ended March 31, 2014, we recorded ¥106.4 billion of credit for credit losses, which was included in our consolidated statements of income. When there is an improvement in asset quality, a credit for credit losses is recorded to reverse the allowance for credit losses to a level management deems appropriate. However, we have historically more often provided for credit losses rather than recording credit for credit losses, and in future periods we may need to recognize a provision for credit losses, which may have a significant negative effect on our results of operations.

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 8.7% of our total investment securities portfolio, or 1.9% of our total assets, as of March 31, 2014. The Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, fluctuated throughout the fiscal year ended March 31, 2014 declining to the intra-day lowest price of ¥11,805.78 on April 2, 2013 and rising to the intra-day highest price of ¥16,320.22 on December 30, 2013. As of July 7, 2014, the closing price of the Nikkei Stock Average was ¥15,379.44. Recent fluctuations in the Nikkei Stock Average have reflected the volatility in the global economy and investor sentiment as investors continue to observe the changes in the economic and monetary policies mainly in Japan, the United States, the Eurozone and Asian countries. For example, in Japan, if the economic measures under the Japanese government’s “Abenomics” policy prove ineffective or result in adverse consequences, the Japanese stock market will likely be adversely affected. In addition, weakening or stagnant economic conditions in other regions may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. If stock market prices decline or do not improve, we may incur losses on our securities portfolio. Because we hold a large amount of Japanese domestic marketable equity securities, even short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. Declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

Increases in interest rates could adversely affect the value of our bond portfolio.

The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2014 was 17.5% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 16.5% of our total assets as of March 31, 2014. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has been maintaining a very low policy rate (uncollateralized overnight call rate) of 0.10% in an effort to lift the economy out of deflation. Short-term interest rates in Japan continue to decline because of the Bank of Japan’s so-called “quantitative and qualitative monetary easing” policy. As part of this policy, the Bank of Japan purchases up to ¥6.0 to ¥8.0 trillion of Japanese national government bonds each month. The central bank’s policies, however, may change, resulting in an interest rate increase. Separate from the central bank’s monetary policies, interest rates could also significantly increase in the event that Japanese government bonds decline in value due to such factors as a decline in confidence in the Japanese government’s fiscal administration, further issuances of government bonds in connection with emergency economic measures and concerns over excessive government intervention with the Bank of Japan, or in the event that interest rates on U.S. Treasury securities rise due to such factors as the tapering of quantitative easing in the United States if implemented earlier than expected. The yield on newly issued ten-year Japanese government bonds rose above 1% in May 2013 for the first time in a year. If relevant interest rates increase for these or other reasons, particularly if such increase is unexpected or sudden, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2014, the average balance of our foreign interest-earning assets was ¥77.09 trillion and the average balance of our foreign interest-bearing liabilities was ¥47.54 trillion, representing 36.3% of our average total interest-earning assets and 25.1% of our average total interest-bearing liabilities during the same period. For the fiscal year ended March 31, 2014, net foreign exchange losses, which primarily include net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net gains on translation into Japanese yen of securities accounted for under the fair value option, were ¥61.8 billion, compared to ¥39.0 billion for the previous fiscal year. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2014 was ¥100.24 per U.S.$1.00, compared to ¥83.10 per U.S.$1.00 for the previous fiscal year. The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥285.2 billion, increasing net interest income by ¥171.0 billion and income before income tax expense by ¥115.4 billion, respectively, for the fiscal year ended March 31, 2014. Since the introduction of “Abenomics” in December 2012, the exchange rate between the Japanese yen and the U.S. dollar has been fluctuating with the Japanese yen depreciating from ¥92.57 to the U.S. dollar on April 2, 2013 to ¥105.44 to the U.S. dollar on January 2, 2014. As of July 7, 2014, the exchange rate was ¥101.86 to the U.S. dollar. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

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

In December 2012, The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, agreed to make an approximately $8.6 million payment to the Office of Foreign Assets Control, or OFAC, of the U.S. Department of the Treasury to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In June 2013, BTMU entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with DFS, BTMU made a civil monetary payment of $250 million to DFS and retained an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions.

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

As a global financial services provider, our business is subject to ongoing changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of the concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. We may not be able to enhance our compliance risk management systems and programs, which, in some cases, are supported by third-party service providers, in a timely manner or as planned. Our risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

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

Furthermore, regulatory reforms recently implemented, proposed and currently being debated in the United States may also significantly affect our business operations. For example, in February 2014, the Federal Reserve Board, or FRB, approved final rules strengthening supervision and regulation of large U.S. bank holding companies and foreign banking organizations, or FBOs. These final rules require a large FBO with $50 billion or more in U.S. combined assets excluding the assets held by its U.S. branches or agencies, such as us, to organize all of our U.S. bank and non-bank subsidiaries under a U.S. intermediate holding company that would be subject to U.S. capital requirements, capital stress testing, liquidity buffer requirements, and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. The rules will become effective in July 2016, and we continue to analyze the rules to assess its impact on our U.S. operations and overall governance structure. Significant resources and management attention may be required to ensure compliance with the rules. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

Global financial regulatory reform measures may also have a significant impact on our business operations. For example, various international organizations, including the Financial Stability Board and the Basel Committee on Banking Supervision, are currently considering ways to address, among other things, issues including the “too big to fail” issue and the measurement of interest rate risk in the banking book. We intend to continue to monitor developments relating to global regulatory reforms.

Any adverse changes in the business of MUFG Americas Holdings Corporation, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.

MUFG Americas Holdings Corporation, or MUAH, which is an indirect wholly owned subsidiary in the United States formerly called UnionBanCal Corporation, or UNBC, has historically contributed to a significant portion of our net income. MUAH reported net income of $762 million, $628 million and $667 million for the fiscal years ended December 31, 2011, 2012 and 2013, respectively. Any adverse developments which could arise at MUAH may have a significant negative impact on our results of operations and financial condition. The risks relating to MUAH have increased as MUAH has been expanding its business through acquisitions of community banks and other financially-related businesses in the United States. If MUAH is unable to achieve the benefits expected from its business strategies, including its business expansion strategy through acquisitions of community banks and other financially-related businesses, we may suffer an adverse financial impact. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Other factors that have negatively affected, and could continue to negatively affect, MUAH’s results of operations include difficult economic conditions, such as a downturn in the real estate and housing industries in California and other states within the United States, the fiscal challenges being experienced by the U.S. federal and California state governments, substantial competition in the banking markets in California and other states within the United States and uncertainty over the U.S. economy, as well as fluctuating oil prices, negative trends in debt ratings, and interest rate uncertainties. Since the financial crisis in 2008 and 2009, the U.S. banking industry has operated in an extremely low interest rate environment as a result of the highly accommodative monetary policy of the FRB, which has placed downward pressure on the net interest margins of U.S. banks, including MUAH. To the extent this policy continues, negative pressure on the net interest margins of U.S. banks, including MUAH, can be expected.

Significant costs may arise from enterprise-wide compliance and risk management requirements, or failure to comply, with applicable laws and regulations, such as the U.S. Bank Secrecy Act and related amendments under the USA PATRIOT Act, and any adverse impact of the implementation of the Dodd-Frank Act. In addition, the FRB and other U.S. bank regulators have adopted final rules to implement the Basel III global regulatory framework for U.S. banks and bank holding companies which require higher quality of capital, as well as significantly revise the calculations for risk-weighted assets. The FRB has also adopted final rules to implement various enhanced prudential standards required by the Dodd-Frank Act for larger U.S. bank holding companies, such as MUAH. These standards require the larger bank holding companies to meet enhanced capital, liquidity and leverage standards. Further, the FRB has adopted final regulations applicable to FBOs operating in the United States, which require MUFG’s and BTMU’s U.S. operations, including those of MUAH, to be restructured and, subject to certain exceptions, conducted under a single U.S. intermediate holding company, or IHC, with its own capital and liquidity requirements. Any actions management may take in response to these proposed regulatory changes may involve the issuance of additional capital or other measures. For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

MUFG Union Bank, N.A., or MUB, which is the principal subsidiary of MUAH, and reportedly other financial institutions have been the targets of various denial-of-service or other cyberattacks as part of what appears to be a coordinated effort to disrupt the operations of financial institutions and potentially test their cybersecurity in advance of future and more advanced cyberattacks. These denial-of-service attacks may require substantial resources to defend against and affect customer satisfaction and behavior. Moreover, MUB’s information security measures may not be sufficient to defend against cyberattacks and other information security breaches, in which case the consequences could be significant in terms of financial, reputational and other losses. In addition, there have been increasing efforts to breach data security at financial institutions as well as other types of companies, such as large retailers, or with respect to financial transactions, including through the use of social engineering schemes such as “phishing.” Even if cyberattacks and similar tactics are not directed specifically at MUB, such attacks on other large institutions could disrupt the overall functioning of the U.S. or global financial system and undermine consumer confidence in banks generally to the detriment of other financial institutions, including MUB.

Any adverse changes in the business of Bank of Ayudhya, an indirect subsidiary in Thailand, could significantly affect our results of operations.

Any adverse changes to the business or management of Bank of Ayudhya Public Company Limited, or Krungsri, in Thailand, which became one of our major subsidiaries in December 2013 following our acquisition of 72.01% of its total outstanding shares through a Voluntary Tender Offer for ¥545.8 billion, may negatively affect our financial condition and results of operations. Factors that may negatively affect Krungsri’s financial condition and results of operations include:

•

volatile political and social conditions, adverse economic conditions, substantial competition in the banking industry, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in Thailand,

•

the business performance of companies making investments in and entering into markets in the Southeast Asian region, as well as the conditions of economies, financial systems, laws and financial markets in the countries where such companies primarily operate,

•	losses from legal proceedings involving Krungsri,

•	credit rating downgrades and declines in stock prices of Krungsri’s borrowers, and bankruptcies of Krungsri’s borrowers resulting from such factors,

•	defaults on Krungsri’s loans to individuals,

•	adverse changes in the cooperative relationship between us and the other major shareholder of Krungsri,

•	higher-than-expected costs incurred as we integrate Krungsri into our group, and

•	costs incurred due to unexpected weaknesses in the internal controls and regulatory compliance systems of Krungsri or any of its subsidiaries.

In connection with our acquisition of Krungsri, we recorded ¥217.4 billion of goodwill. If the business of Krungsri deteriorates, we may be required to record impairment losses, which could have a material adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “—Risks Related to Our Business—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results and the price of our securities.”

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

As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. For example, in an effort to further develop our operations in Asia, BTMU entered into a capital and business alliance with Vietnam Joint Stock Commercial Bank for Industry and Trade in December 2012 and acquired approximately 20% of the ordinary shares of the Vietnamese bank in May 2013. In addition, in December 2013, BTMU purchased 72.01% of the outstanding shares of Krungsri. In some cases, we hold minority stakes in financial institutions as we seek to enter new markets or jurisdictions by collaborating with a local business partner. In such circumstances, the controlling shareholder may make or cause to be made business decisions that are inconsistent with our interests and, as a result, we may be unable to achieve the goals initially set out for the expansion strategy.

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

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East. For example, based principally on the domicile of the obligors, assets related to Asia and Oceania excluding Japan increased 40.0% from ¥15.94 trillion as of March 31, 2013 to ¥22.31 trillion as of March 31, 2014, accounting for 8.8% of our total assets as of March 31, 2014. The economies of emerging market countries can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in

U.S. dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, should there be excessively rapid economic growth and increasing inflationary pressure in some of the emerging market countries, such developments could adversely affect the wider regional and global economies. Some emerging market countries may also change their monetary or other economic policies in response to economic and political instabilities or pressures, which are difficult to predict. As of March 31, 2014, based on the domicile of the obligors, our assets in Europe, Asia and Oceania excluding Japan, and other areas excluding Japan and the United States, were ¥22.35 trillion, ¥22.31 trillion and ¥9.56 trillion, representing 8.8%, 8.8% and 3.8% of our total assets, respectively. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 21.9% of the voting rights in Morgan Stanley as of March 31, 2014 and continue to hold approximately $521.4 million, or ¥ 53.6 billion, of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors.

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

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 5% of our total loans as of each year-end in the three fiscal years ended March 31, 2014, with the percentage increasing from 11.0% to 12.5% between March 31, 2013 and March 31, 2014. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including our shareholdings in Japanese regional banks and our 21.9% voting interest in Morgan Stanley as of March 31, 2014. If some of the financial institutions to which we have exposure experience financial difficulties, we may need to provide financial support to them even when such support might not be warranted from the perspective of our narrow economic interests because such institutions may be systematically important to the Japanese or global financial system.

We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. The notional amount of the protection we sold through these instruments was ¥3.46 trillion as of March 31, 2014.

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

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥608.6 billion as of March 31, 2014, compared to ¥671.6 billion as of March 31, 2013.

Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of regulatory reforms recently implemented in Japan, which has affected the consumer lending industry in recent years. In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates, which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Money Lending Business Act, which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interest was permitted under certain conditions set forth in the Money Lending Business Act. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Act, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. The regulations that became effective on June 18, 2010 also have had a further negative impact on the business of consumer finance companies as one of the new regulations requires, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability, significantly affecting consumer financing companies.

The regulations and regulatory reforms affecting the consumer finance business were one of the main factors that contributed to the decrease in interest income attributable to our consumer finance business. Our interest income attributable to the consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. However, following the regulatory changes in June 2010, our interest income attributable to the consumer finance business decreased to approximately ¥130 billion, ¥120 billion and ¥100 billion for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. For the fiscal year ended March 31, 2014, our interest income attributable to the consumer finance business was approximately ¥100 billion.

In addition, as a result of decisions by the Supreme Court of Japan prior to June 18, 2010 imposing stringent requirements under the Money Lending Business Act for charging gray-zone interest rates, consumer finance companies have experienced a significant increase in borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Act.

Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2012, 2013 and 2014, we had ¥99.4 billion, ¥77.6 billion and ¥54.1 billion of allowance for repayment of excess interest, respectively. For the same periods, one of our equity method investees engaged in consumer lending, ACOM CO., LTD., had a negative impact of ¥19.3 billion, ¥17.0 billion and ¥18.0 billion, respectively, on net equity in losses of equity method investees in our consolidated statements of income. We intend to carefully monitor future developments and trends.

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

We also face intensifying competition in areas of our strategic expansion. For example, the Japanese mega banks, including us, and other major international banks have been expanding, or are expected to expand, their operations in the Asian market, where leading local banks have recently been growing and increasing their presence. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. As a result of the strategic alliance and the joint venture companies that we formed with Morgan Stanley, we may be newly perceived as a competitor by some of the financial institutions with which we had a more cooperative relationship in the past. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition.”

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

We, through our subsidiaries, engage in business activities with entities in or affiliated with Iran, including transactions with counterparties owned or controlled by the Iranian government, and our commercial banking subsidiary has a representative office in Iran. The U.S. Department of State has designated Iran and other countries as “state sponsors of terrorism,” and U.S. law generally prohibits U.S. persons from doing business with such countries. We currently have business activities with entities in or affiliated with such countries in accordance with our policies and procedures designed to ensure compliance with regulations applicable in the jurisdictions in which we operate.

We have loan transactions with counterparties in or affiliated with Iran, the outstanding balance of which was approximately $4.5 million, representing less than 0.001% of our total assets, as of March 31, 2014. We do not have any loans outstanding to the financial institutions specifically listed by the U.S. government. In addition to such loan transactions, our other transactions with counterparties in or affiliated with countries designated as state sponsors of terrorism consist of receiving deposits or holding assets on behalf of individuals residing in Japan who are citizens of countries designated as state sponsors of terrorism, processing payments to or from entities in or affiliated with these countries on behalf of our customers, and issuing letters of credit and guarantees in connection with transactions with entities in or affiliated with such countries by our customers. These transactions do not have a material impact on our business or financial condition. For a further discussion of transactions required to be disclosed under the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934.”

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

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the FSA which have been revised as of March 31, 2013, as described below. As of March 31, 2014, our total risk-adjusted capital ratio was 15.53% compared to the minimum risk-adjusted capital ratio required of 8.00%, our Tier 1 capital ratio was 12.45% compared to the minimum Tier 1 capital ratio required of 5.50%, and our Common Equity Tier 1 capital ratio was 11.25% compared to the minimum Common Equity Tier 1 capital ratio required of 4.00%. Our capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. In addition, some of our subsidiaries are also subject to the capital adequacy rules of various foreign countries, including the United States where each of MUFG, BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and MUAH is a financial holding company under the U.S. Bank Holding Company Act. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

•

increases in our and our banking subsidiaries’ credit risk assets and expected losses because of fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

The Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2013, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the first group of G-SIBs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019. Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. Likewise, local banking regulators outside of Japan, such as those in the United States, have begun, or are expected, to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries.

Under the capital adequacy guidelines of the FSA, which have been revised in connection with the adoption of Basel III, there is a transitional measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013, and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transitional measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the capital adequacy guidelines, such instruments must have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of capital raising instruments issued in or prior to March 2013. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratio could decrease.

In addition, under the FSA’s capital adequacy guidelines, deferred tax assets can be included as a capital item when calculating capital ratios up to a prescribed amount. However, this upper limit is expected to be reduced in phases. If and to the extent the amount of deferred tax assets exceeds this limit and cannot be included in Common Equity Tier 1 capital, our and our banking subsidiaries’ capital ratios can decrease.

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

In accordance with U.S. GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. As of March 31, 2014, the total balance of goodwill was ¥728.5 billion.

For the fiscal year ended March 31, 2014, we recognized ¥7.8 billion in impairment of goodwill relating to the Integrated Trust Assets Business Group segment. We readjusted our future projection of a reporting unit in this segment, considering a subsidiary’s recent business performance. As a result, the fair value of this reporting unit, which is based on discounted future cash flows, fell below the carrying amount of the reporting unit, and the impairment loss was recognized on the related goodwill.

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

Assuming all of the relevant credit rating agencies downgraded the credit ratings of BTMU, MUTB and MUSHD by one-notch on March 31, 2014, we estimate that our three main subsidiaries under their derivative contracts as of the same date, would have been required to provide additional collateral of approximately ¥6.5 billion. Assuming a two-notch downgrade by all of the relevant credit rating agencies occurred on the same date, we estimate that the additional collateral requirements for BTMU, MUTB and MUSHD under their derivative contracts as of the same date would have been approximately ¥12.6 billion. In addition, a further downgrade of the credit ratings of our major subsidiaries could result in higher funding costs. For additional information on the impact of recent downgrades, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”

Failure to safeguard personal and other confidential information may result in liability, reputational damage or financial losses.

As our operations expand in volume, complexity and geographic scope, we are exposed to increased risk of confidential information in our possession being lost, leaked, altered or falsified as a result of human or system error, misconduct, unlawful behavior or scheme, unauthorized access or natural or human-caused disasters. Our information systems and information management policies and procedures may not be sufficient to safeguard confidential information against such risks.

As a financial institution in possession of customer information, we are required to treat personal and other confidential information as required by the Act on the Protection of Personal Information of Japan, as well as the Banking Law and the Financial Instruments and Exchange Law. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

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

On May 1, 2010, we and Morgan Stanley integrated our securities and investment banking businesses in Japan into two joint venture securities companies, one of which is MUMSS. MUMSS was created by spinning off the wholesale and retail securities businesses conducted in Japan from MUSHD and subsequently assuming certain operations in Japan from a subsidiary of Morgan Stanley.

On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2014, we held approximately 21.9% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

On December 18, 2013, we acquired approximately 72.0% of the total outstanding shares of Bank of Ayudhya Public Company Limited, or Krungsri, through BTMU. As a result of the transaction, Krungsri has become a consolidated subsidiary of BTMU.

On July 1, 2014, we integrated BTMU’s operations in the Americas region with UNBC’s operations, and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation,” or MUAH. On the same day, Union Bank, N.A., which is MUAH’s principal subsidiary and our primary operating subsidiary in the United States, was also renamed “MUFG Union Bank, N.A.,” or MUB. MUAH currently oversees BTMU’s operations in the Americas region as well as the operations of MUB.

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥253.66 trillion as of March 31, 2014. The Group is comprised of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including MUB and Krungsri, in more than 40 countries.

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

Since April 2004, we have adopted an integrated business group system comprising our core business areas, which serve as the Group’s core sources of net operating profit. As of March 31, 2014, we have five business segments: Integrated Retail Banking Business, Integrated Corporate Banking Business, Integrated Trust Assets Business, Integrated Global Business and Global Markets. MUFG’s role as the holding company is to strategically manage and coordinate the activities of these business segments. Group-wide strategies are determined by the holding company and executed by the banking subsidiaries and other subsidiaries. For further information on our business segments, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”

In October 2008, each of MUFG, BTMU, MUTB and UNBC (now MUAH) became a financial holding company under the U.S. Bank Holding Company Act. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations” and “—B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

MUFG Management Policy

MUFG Group has formulated the Group Corporate Vision to clarify the nature of the Group’s overall mission and the type of group it should aspire to be, and as a shared principle to unify the hearts and minds of Group employees, while meeting the expectations of our customers and society. Throughout the Group, the people of MUFG are working under three shared values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—while aiming to be the world’s most trusted financial group.

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

Integrated Retail Banking Business Group

The Integrated Retail Banking Business Group covers all retail businesses, including commercial banking, trust banking and securities businesses, and offers a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail businesses of BTMU, MUTB, MUMSS and other affiliate companies of MUFG. We offer a full range of bank deposit products, including a non-interest-bearing deposit account that is redeemable on demand and intended primarily for payment and settlement functions. We also offer a variety of asset management and asset administration services, and trust products and other investment products, as well as other products and services described below.

MUFG, as an integrated financial service group, aims to respond to customers’ specific needs, utilizing its breadth of businesses such as commercial banking, trust banking, securities and credit card businesses. The MUFG Group is committed to offering customers safe and reliable services by strengthening frameworks for, among other things, customer protection, legal compliance, and security response.

Service Improvement Project.    BTMU has launched a project titled “Do Smart„” with an aim to improve quality of services for individual customers. In order to contribute to the lifelong wellbeing of customers and their families, this project focuses on enhancing online banking services with smartphones and other devices, and providing customized consulting to satisfy their needs.

Responding to Investment Needs.    We aim to ensure that customers can adequately inform themselves of investment opportunities by providing various mediums such as appointments with representatives, seminars at branches with investment experts as lecturers, and “investment consultation sessions” on weekends and national holidays, and during evening hours. We have also been expanding our product lines, adding services such as investment trusts and foreign currency deposits, in order to be better able to respond to customers’ various investment needs. MUFG has also been working proactively to promote the Japanese individual savings account system, generally referred to as the NISA program, which was launched in January 2014 and offers tax exemptions on capital gains and dividend income for investments up to ¥1.0 million a year for a maximum of five years. The MUFG Group focuses on strengthening collaboration among group companies. For example, foreign bonds made available by MUMSS and other group securities companies are also available for purchases at BTMU and MUTB. Also, BTMU provides “Retail Money Desk” services at 63 branches across Japan, where investment experts seconded from MUMSS respond to customers’ sophisticated investment needs. We have implemented methods that are designed to better communicate information regarding product and service options to customers. The use of tablet computers enables BTMU’s sales representatives to propose products and services that match individual customers’ needs by showing them the latest market information, detailed information on major products and services, and asset management and life-plan simulations. All MUTB branches now offer “Private Account,” an asset management account service through which each customer can consult with his or her portfolio manager in person to manage investments according to a personalized plan.

Responding to Insurance Needs.    BTMU acts as a sales channel for a variety of insurance products, including annuity insurance, single premium whole life insurance, flat-rate premium whole life insurance, medical insurance, cancer insurance and nursing-care insurance. Insurance-sales specialists (insurance planners) and staffs who have taken insurance-sales and other relevant training take care of customers’ various insurance needs. Individual annuity insurance, whole life insurance and medical insurance plans are available at all MUTB branches. Continued efforts will be made to further reinforce product lines and sales framework.

Responding to Needs Relating to Inheritance, Gift and Real Estate.    MUTB offers a number of services including a testamentary trust service called “Ishindenshin” which helps customers prepare, maintain and execute wills, an inheritance planning service called “Shisan Keisho Planning” which helps customers manage and analyze financial assets and real estate properties comprehensively, and an inheritance procedure support service called “Wakachi Ai” which helps customers navigate the necessary procedures upon inheritance. BTMU and MUMSS also offer inheritance-related products and services, serving as sales agents of MUTB. In January 2013, MUTB’s asset management service called “Zutto Anshin Shintaku,” which helps customers and their families protect their funds and allows them to receive funds according to their chosen plan, received the “Nikkei Veritas Award” in the Nikkei Excellent Products & Services Awards for 2012. In April 2013, an educational fund gift trust product called “Magoyorokobu” was launched. BTMU also sells this product as a sales agent of MUTB. MUTB and Mitsubishi UFJ Real Estate Services offer real estate brokerage services for both investment and business properties and residential properties, responding to customers’ various real-estate-related needs.

Responding to Loan Needs.    With respect to housing loans, BTMU offers “Loans with Supplemental Health Insurance for Seven Major Illnesses” through a third party insurance company to help with loan payments in case of unexpected major illnesses such as cancer or heart attacks, a group credit life insurance plan which is mandatory for housing loans, with reduced qualification requirements (“Wide Danshin”) and a preferred interest rate plan (“Gun-to Ureshii Housing Loan”). MUTB also offers housing loan plans incorporating “Wide Danshin” and other plans to respond to customers’ needs. BTMU also offers “Card Loans” and “Purpose-Specific Term Loans,” depending on customers’ needs. A card loan service called “BANQUIC” offers access to cash as quickly as in 40 minutes after the submission of an application through a video teller machine. Also, online applications are accepted 24 hours a day, 365 days a year, and the underwriting process can be completed as quickly as in 30 minutes. Applications are also accepted over the phone. A card loan service called “My Card Plus” automatically loans money into the customers linked account when its balance becomes negative. Customers who already have an account with BTMU can apply for this service online. “Net DE Loan” is a purpose-specific term loan, which BTMU-account-holder customers can, in most circumstances, apply for without visiting a bank branch. This loan can be used to pay for education, motor vehicle purchases and other purposes.

Responding to Internet Banking Needs.    BTMU and MUTB offer Internet banking services called “Mitsubishi Tokyo UFJ Direct” and “Mitsubishi UFJ Trust Direct,” respectively, which allow customers to,

among other things, transfer money, check their balance, make time deposits, make investments, apply for housing loans, and consult specialists regarding investments. In 2013, transaction screens of “Mitsubishi Tokyo UFJ Direct” were renewed, making the service even more user-friendly. The number of users has grown to approximately 14 million as of March 31, 2014. Jibun Bank Corporation was founded by BTMU in collaboration with KDDI Corporation in June 2008. The convenience that Jibun Bank offers by allowing users to execute transactions at any time on their cellphones has attracted customers in a wide age group. In addition to enabling users to check their balance and transfer money, Jibun Bank offers other products and services such as yen-denominated time deposits, foreign currency deposits, and, since June 2013, “Jibun Bank FX” (over-the-counter foreign exchange margin trading). As of March 31, 2014, Jibun Bank had approximately 1.6 million retail customer accounts with a total balance of deposits of ¥560 billion. Jibun Bank aims to continue offering high-quality services under the motto of “a bank in the palm of your hand.”

Credit Card Business.    Mitsubishi UFJ Nicos offers a variety of credit cards, including “MUFG Card (Gold Card),” a credit card with an annual fee starting at as low as ¥2,000. With five international credit card brands (JCB, Visa, Master Card®, American Express® and China UnionPay) available, MUFG Card is designed to meet customers’ various needs. BTMU’s “Mitsubishi Tokyo UFJ VISA” offers numerous attractive reward programs, such as cash-back in exchange for earned points.

Development of Branch and ATM Networks.    We have an extensive network of branches in the greater Tokyo, Nagoya and Osaka areas. Also, “MUFG Plazas,” which are operated jointly by BTMU, MUTB and MUMSS, are strategically located across Japan. BTMU and MUTB have a nationwide ATM network, making use of convenience store ATMs and partnerships with other banks in addition to BTMU and MUTB’s own ATMs. In an effort to improve access to its ATMs, BTMU increased its ATM locations and extended operating hours and transaction-fee-free hours in 2013. At the same time, BTMU introduced a revised fee schedule for using partner banks’ ATMs and transferring money using ATMs.

Finance Facilitation.    We believe that finance facilitation for customers is one of our most important social responsibilities and strive to exemplify that standard. Although the Act Concerning Temporary Measures to Facilitate Financing for Small and Medium-sized Firms and Others has expired, our basic policy has not changed. We seek to offer consultation and otherwise deal attentively with small and medium-sized enterprise, or SME, customers who wish to modify terms and conditions for repayment.

Strengthening the Compliance Framework.    We have been making efforts to strengthen our frameworks for customer protection and legal compliance. BTMU has 260 compliance specialists stationed at its branches across the country. As for MUTB, branches are given guidance by compliance officers based in the Head Office. We intend to continue to strictly monitor the legal compliance associated with selling financial products and services.

Integrated Corporate Banking Business Group

The Integrated Corporate Banking Business Group covers domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses, as well as businesses outside of Japan assisting mainly Japanese companies in executing and expanding their operations. Through the integration of these business lines, diverse financial products and services are provided mainly to our Japanese corporate customers, from large corporations to medium-sized and small businesses. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

Commercial Banking

We provide various financial solutions, such as loans and fund management, remittance and foreign exchange services, to meet the requirements of small and medium-sized enterprise customers. We also help our customers develop business strategies, such as overseas expansions, inheritance-related business transfers and stock listings.

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

Transaction Banking

Our transaction banking operations support customers with capital management, focusing on cash management and trade finance. Through our global network we support customers who wish to establish a global manufacturing and sales network with our friendly services and commitment to quality.

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

Our Integrated Trust Assets Business Group combines MUTB’s trust assets business, comprising trust assets management services, asset administration and custodial services, and the businesses of Mitsubishi UFJ Global Custody S.A., Mitsubishi UFJ Fund Services, Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd.

Mitsubishi UFJ Global Custody S.A. and Mitsubishi UFJ Fund Services provide global custody services, administration services for investment funds and fiduciary and trust accounts, and other related services mainly to institutional investors.

Mitsubishi UFJ Asset Management and KOKUSAI Asset Management provide asset management and trust products and services mainly to individual customers and corporate clients in Japan.

MUTB acquired Mitsubishi UFJ Fund Services (MFS), formerly known as Butterfield Fulcrum Group, in September 2013. We have taken this opportunity to establish and promote a new brand called “MUFG Investor Services.” Under this brand, we provide a full suite of global asset administration services, including fund administration, custody, securities lending and foreign exchange as a one stop shop.

With an aim to further enhance its business, MUTB has strategic alliances with asset management companies outside of Japan, including Aberdeen Asset Management PLC, a U.K. asset manager, and AMP Capital Holdings Limited, an Australian asset manager.

Integrated Global Business Group

The Integrated Global Business Group was established on July 1, 2011 to effectively coordinate and enhance our group-wide efforts to strengthen and expand overseas operations. Integrated Global Business Group is designed to clarify the leadership in, and enhance the coordination for, our overseas strategies on a group-wide basis.

Overseas business development has been an important pillar of our growth strategy. Aiming to further raise our presence in the global financial market, we are shifting our approach where each of our group companies individually promotes its overseas business to a more group-wide approach. The new approach is designed to enable us to exercise our comprehensive expertise to provide our customers with value-added services more effectively.

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

Amidst this dynamic environment, the Integrated Global Business Group covers our overseas businesses, including commercial banking services such as loans, deposits and cash management services, retail banking, trust assets and securities businesses (with the retail banking and trust assets businesses being conducted through MUB), through a global network of more than 500 offices outside of Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

CIB (Corporate and Investment Banking)

Our global CIB business primarily serves large corporations, financial institutions, and sovereign and multinational organizations with a comprehensive set of solutions for their financing needs. Through our global network of offices and branches, we provide a full range of services, including corporate banking services such as project finance, export credit agency, or ECA, finance, and financing through asset-backed commercial papers. We also provide investment banking services such as debt/equity issuance and M&A advisory services to help our clients develop their financial strategies and realize their goals. In order to meet clients’ various financing needs, we have established a client-oriented coverage model through which we coordinate our product experts who offer innovative finance services globally. We are among the world’s top providers of project finance, one of the core businesses of CIB. We provide professional services in arranging limited-recourse finance and offering financial advice in various sectors, including natural resources, power, and infrastructure, backed by our experience, expertise, knowledge, and global network.

Transaction Banking

We have Transaction Banking offices in six locations around the globe through which we provide commercial banking products and services primarily for large corporations and financial institutions in managing and processing domestic and cross-border payments, mitigating risks in international trade, and providing working capital optimization. A team of approximately 400 officers provides customers with support for their domestic, regional and global trade finance and cash management programs through our extensive global network.

MUFG Union Bank, N.A., (MUB)

MUB is the primary subsidiary of MUAH, which is a wholly owned subsidiary of BTMU and is a bank holding company in the United States. Effective July 1, 2014, BTMU’s operations in the Americas region were integrated with MUAH’s operations. MUAH oversees BTMU’s operations in the Americas region and MUB is the primary operating entity of BTMU in the United States. MUB is a leading regional bank in California, ranked by the Federal Deposit Insurance Corporation, or FDIC, as the 20th largest bank in the United States in terms of total deposits as of March 2014. MUB provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, Washington, and Texas as well as nationally and internationally. In October 2012, MUB acquired Smartstreet, formerly a division of Atlanta-based PNC Bank, N.A. which had approximately $1.0 billion in deposits and provided banking services nationwide to homeowners associations and community association management companies in the United States. In December 2012, MUAH acquired Pacific Capital Bancorp, a bank holding company based in California with approximately $6.7 billion in total assets and approximately $4.7 billion in deposits. In June 2013, MUB acquired PB Capital Corporation’s institutional commercial real estate lending division platform. Headquartered in New York, the commercial real estate lending division of PB Capital had approximately $3.5 billion in loans outstanding on properties in various major metropolitan areas in the United States as of June 14, 2013. In November 2013, MUB completed the acquisition of First Bank Association Bank Services, a unit of First Bank, which provided a full range of banking services to homeowners associations and community management companies. MUB acquired approximately $570 million in deposits in this transaction. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Activities in Asia

We have been expanding our operations in Asia in an effort to further develop our operations abroad. We opened five office and branch locations recently, namely Ulaanbaatar Representative Office in Mongolia, Suryacipta City of Industry Service Point in Indonesia, BTMU (China) Shanghai Pilot Free Trade Zone Sub-Branch, Bangalore Branch in India, and BTMU (China) Suzhou branch.

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

Global Strategic Alliance with Morgan Stanley

As of March 31, 2014, we hold approximately 432 million shares of Morgan Stanley’s common stock representing approximately 21.9% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million, or ¥53.6 billion, and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

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

We completed transactions to transfer shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. among our consolidated subsidiaries on March 20, 2014. Upon completion of the transactions, MUMSS holds 75%, and BTMU holds the remaining 25%, of the voting rights in the company. Prior to the transactions, MUSHD held 51%, and BTMU held the remaining 49%, of the voting rights in the company. Concurrent with the completion of the transactions, the company changed its name to “Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.” In connection with its new shareholdings, Mitsubishi UFJ Morgan Stanley PB Securities entered into a new service agreement with Morgan Stanley. Mitsubishi UFJ Morgan Stanley PB Securities leverages MUFG’s broad customer base, utilizes Morgan Stanley’s global and high quality insight, and further its collaborations with other group companies by strengthening its coordination with MUMSS. It aims for further development of its wealth management business, which is one of the largest in Japan.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.”

Acquisition of Bank of Ayudhya Shares through Voluntary Tender Offer

On December 18, 2013, BTMU completed a voluntary tender offer (VTO) for shares of Krungsri in Thailand at 39 Thai Baht per share. BTMU purchased 72.01% (4,373,714,120 shares) shares of Krungsri for ¥545.8 billion in cash. As a result, Krungsri became a subsidiary of BTMU. Under a Conditional Branch Purchase Agreement between BTMU and Krungsri, or the BPA, dated September 18, 2013, BTMU’s Bangkok Branch will be integrated with Krungsri through a contribution in kind of the BTMU Bangkok Branch business to Krungsri within one year from the date of the acquisition of Krungsri shares through the VTO. The effective date of the integration, however, is subject to change in accordance with an agreement between the parties and regulatory approval. In exchange for the contribution in kind, Krungsri will issue 1,143,221,782 common shares to BTMU, and BTMU’s ownership in Krungsri is expected to be 76.44% immediately following the integration. However, the number of shares to be issued by Krungsri is subject to change in accordance with a price adjustment clause with a maximum of 1,500,000,000 shares and no specified minimum under the BPA.

For more information on recent transactions in Asia, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

Japan

Since their formation in 2000 and 2001, the so-called Japanese “mega bank” groups, including us, the Mizuho Financial Group and the Sumitomo Mitsui Financial Group, have continued to expand their businesses and take measures designed to enhance their financial group capabilities. For example, Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. merged in July 2013, and the merged entity presently operates under the corporate name of “Mizuho Bank, Ltd.”

Heightened competition among the mega bank groups is currently expected in the various financial sectors as they have recently announced plans to expand, or have expanded, their respective businesses. For example, in the securities sector, in May 2010, we created two securities joint venture companies in Japan in conjunction with Morgan Stanley, MUMSS and MSMS, by integrating the operations of MUS and Morgan Stanley Japan. In May 2009, Mizuho Securities Co., Ltd. acquired Shinko Securities Co., Ltd. In September 2011, the Norinchukin Bank, Mizuho Corporate Bank and Mizuho Securities entered into definitive agreements to expand areas of business cooperation and enhance collaborative relationships. In January 2013, Mizuho Securities and Mizuho Investors Securities Co., Ltd. merged. In October 2009, the Sumitomo Mitsui Financial Group acquired the former Nikko Cordial Securities Inc. and other businesses from Citigroup Inc. For a discussion of the two securities joint venture companies created by us and Morgan Stanley, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”

In the retail business sector, customers often have needs for a broad range of financial products and services, such as investment trusts and insurance products. Recently, competition has increased due to the development of products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner, such as internet banking services, and to create sophisticated new products in response to customer demand. In addition, the Japanese individual savings account system, generally referred to as the NISA program, commenced in January 2014, and offers tax exemptions on capital gains and dividend income for investments up to ¥1 million a year for a maximum of five years. Competition in the retail business sector is also expected to increase due to the implementation of the NISA program.

In the private banking sector, competition among the mega bank groups has intensified as a result of recent corporate actions designed to strengthen their operations. We made Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. a wholly owned subsidiary in December 2012 to enhance our private banking services for high net-worth customers, and changed its name to Mitsubishi UFJ Morgan Stanley PB Securities, Ltd. in March 2014. In October 2013, Sumitomo Mitsui Banking Corporation acquired the former Société Générale Private Banking Japan, Ltd. from Société Générale S.A. and changed its name to SMBC Trust Bank Ltd.

In the consumer finance sector, recent regulatory reforms and legal developments have negatively impacted the business environment, resulting in failures of several consumer finance companies and intensified competitions among consumer finance companies that have remained in business, particularly among those affiliated with the mega banks. In April 2012, Promise Co., Ltd. became a wholly owned subsidiary of the Sumitomo Mitsui Financial Group, and changed its name as SMBC Consumer Finance Co., Ltd. in July 2012. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

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

In recent years, the Japanese government has identified several governmental financial institutions as candidates to privatize. In particular, the privatization of the Japan Post Group companies could substantially increase competition within the financial services industry as Japan Post Bank Co., Ltd. is one of the world’s largest holders of deposits. Although the Japanese government’s privatization plan for the Japan Post Group companies was suspended in December 2009, a revised postal privatization law became effective in May 2012, allowing the government to commence its sales of shares in the Japan Post Group companies. The revised law requires Japan Post Holdings Co., Ltd. to make efforts to sell its shares in Japan Post Bank and Japan Post Insurance Co., Ltd. as soon as possible but does not provide a specific deadline. Additionally, under the revised law, Japan Post Bank and Japan Post Insurance may enter into new business areas upon obtaining required government approvals, and if the government’s equity holdings decrease to a certain level, the two companies will be allowed to enter into new business areas upon submission of a notice to the government. As a result, the Japan Post Group companies may seek to enter into new financial businesses and increasingly compete with us. The privatization of the Japan Post Group companies remains subject to political negotiations and government action. Nonetheless, Japan Post may seek new business opportunities that compete with our business in Japan. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally” and “—B. Business Overview—The Japanese Financial System—Government Financial Institutions.”

The mega bank groups face significant competition with other domestic and foreign financial groups. For example, the Nomura Group has been a major player in the securities market in Japan, and Citigroup Inc. conducts its banking business in Japan through a locally incorporated banking subsidiary. In addition, various Japanese non-bank financial institutions and non-financial companies have entered into the Japanese banking sector. For example, Orix Corporation, a non-bank financial institution, and the Seven & i Holdings group and Sony Corporation, which were both non-financial companies, offer various banking services, often through non-traditional distribution channels.

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from large U.S. and non-U.S. money-center banks, as well as from similar institutions that provide financial services. Through MUB, we currently compete principally with U.S. and non-U.S. money-center and regional banks, thrift institutions, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

In other international markets, we also face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business. For example, Japanese mega banks, including us, and other major international banks have been expanding, or are expected to expand, their operations in the Asian market, where leading local banks have been growing and increasing their presence recently. As a result, we are exposed to intense competition in Asia. Furthermore, we are aiming to expand our retail and small and medium enterprises businesses along with our corporate banking business in South East Asia through our acquisition of Krungsri in Thailand, and compete with leading local banks in such businesses.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the Financial Services Agency of Japan available as of June 23, 2014):

•	ordinary banks (125 ordinary banks and 55 foreign commercial banks with ordinary banking operations); and

•	trust banks (16 trust banks, including two Japanese subsidiaries of foreign financial institutions).

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

In recent years, almost all of the city banks have consolidated with other city banks and in some cases, integrated with trust banks. Consolidation or integration among these banks was achieved, in most cases, through the use of a bank holding company.

In addition to ordinary banks and trust banks, other private financial institutions in Japan, including shinkin banks, or credit associations, and credit cooperatives, are engaged primarily in making loans to small businesses and individuals.

Government Financial Institutions

There are a number of government financial institutions in Japan, which are corporations wholly owned by the government and operate under the government’s supervision. Their funds are provided mainly from government sources. Certain types of operations undertaken by these institutions have been or are planned to be assumed by, or integrated with the operations of, private corporations through privatization and other measures.

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

•

Japan Finance Corporation, which was formed in October 2008, through the merger of the international financial operations of the former Japan Bank for International Cooperation, National Life Finance Corporation, Agriculture, Forestry and Fisheries Finance Corporation, and Japan Finance Corporation for Small and Medium Enterprise, for the primary purposes of supplementing and encouraging the private financing of exports, imports, overseas investments and overseas economic cooperation, and supplementing private financing to the general public, small and medium enterprises and those engaged in agriculture, forestry and fishery. In April 2012, Japan Finance Corporation spun off its international operations to create Japan Bank for International Cooperation as a separate government-owned entity;

•

Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, and which was reorganized as an incorporated administrative agency and started to specialize in securitization of housing loans in April 2007; and

•

The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. The Japanese government’s privatization plan for the Japan Post Group companies was suspended in December 2009. In May 2012, a revised postal privatization law became effective, allowing the government to commence its sales of shares in the Japan Post Group companies in the future.

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

In June 2013, the Diet passed a bill to amend various financial regulation related laws, including the Banking Law, which includes certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another company (other than certain financial institutions) under the Banking Law, the bank may be exempt from such requirement and allowed to hold more than 5% of the outstanding shares of such company, if, among other exempted cases, a bank’s shareholding contributes to revitalizing a company’s business or the local economy related to such company. The exemption became effective on April 1, 2014.

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

Additional Tier 1 capital generally consists of Basel III compliant preferred securities and, during the transition period, other capital that meets Tier I requirements under the former Basel II standards, net of regulatory adjustments. Subject to transitional measures, adjustments are made to Additional Tier 1 capital for items including intangible fixed assets, such as goodwill, and foreign currency translation adjustments, with the amounts of such adjustments to Additional Tier 1 capital progressively decreasing over time.

Tier 2 capital generally consists of:

•	Basel III compliant deferred obligations,

•	during the transition period, capital that meet Tier II requirements under the former Basel II standards,

•	allowances for credit losses, and

•	non-controlling interests in subsidiaries’ Tier 2 capital instruments.

Subject to transitional measures, certain items including 45% of unrealized profit on securities available for sale and revaluation of land are reflected in Tier 2 capital with the amounts progressively decreasing over time.

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

We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2014, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.7%.

The Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2013, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the first group of G-SIBs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

As for local banking regulations outside of Japan, such as those in the United States, in July 2013, the FRB and the other U.S. federal banking agencies adopted final rules making significant changes to the U.S. regulatory capital framework for U.S. banking organizations to conform it to the Basel III global regulatory capital framework. The final rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. The final rules began to apply to MUAH and MUB on January 1, 2014, subject to certain transition provisions.

For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the FSA monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The FSA applies the Financial Inspection Rating System, or FIRST, to major banks. By providing inspection results in the form of graded evaluations (i.e., ratings), the FSA expects this rating system to motivate financial institutions to voluntarily improve their management and operations. Additionally, the FSA currently takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: (1) optimal combination of rules-based and principles-based supervisory approaches, (2) timely recognition of priority issues and effective responses, (3) encouraging voluntary efforts by financial firms and placing greater emphasis on providing them with incentives, and (4) improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision.

In September 2013, the FSA announced its updated policy for monitoring financial institutions, which places a greater emphasis on identifying and minimizing significant risks to the financial system as a whole. Under the new policy, the FSA is expected to increase monitoring of, and communication with, financial institutions, particularly large global financial institutions, including us, and enhance cooperation with financial regulatory bodies in other jurisdictions.

The FSA, if necessary to secure the sound and appropriate operations of a bank’s business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank or the bank holding company. If a bank’s capital adequacy ratio falls below a specified level, the FSA may request the bank to submit an improvement plan and may restrict or suspend the bank’s operations when it determines that action is necessary.

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

Laws limiting shareholdings of banks.    The provisions of the Antimonopoly Act that generally prohibit a bank from holding more than 5% of another company’s voting rights do not apply to a bank holding company. However, the Banking Law prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies.

In addition, a bank is prohibited from holding shares in other companies exceeding the aggregate of its Common Equity Tier 1 capital amount and Additional Tier 1 capital amount. For a detailed discussion on the capital requirements for Japanese banks, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Review—Capital Adequacy.”

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

Subsidiaries of bank holding companies engaging in the securities business are subject to the supervision of the FSA as financial instruments business operators. The Prime Minister has the authority to regulate the securities industry and securities companies, which authority is delegated to the Commissioner of the FSA under the Financial Instruments and Exchange Law. In addition, the Securities and Exchange Surveillance Commission, an external agency of the FSA, is independent from the FSA’s other bureaus and is vested with the authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder fair trading of securities, including inspections of securities companies as well as banks in connection with their securities business. Furthermore, the Commissioner of the FSA delegates certain authority to the Director General of the Local Finance Bureau to inspect local securities companies and their branches. A violation of applicable laws and ordinances may result in various administrative sanctions, including revocation of registration, suspension of business or an order to discharge any director or executive officer who has failed to comply with applicable laws and ordinances. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of securities companies.

Act on Sales, etc. of Financial Instruments.    The Act on Sales, etc. of Financial Instruments was enacted to protect customers from incurring unexpected losses as a result of purchasing financial instruments. Under this act, sellers of financial instruments have a duty to their potential customers to explain important matters such as the nature and magnitude of risks involved regarding the financial instruments that they intend to sell. If a seller fails to comply with the duty, there is a rebuttable presumption that the loss suffered by the customer due to the seller’s failure to explain is equal to the amount of decrease in the value of the purchased financial instruments.

Anti-money laundering laws.    Under the Act on Prevention of Transfer of Criminal Proceeds, banks and other financial institutions are required to report to the responsible ministers—in the case of banks, the Commissioner of the FSA—any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activities.

Acts concerning trust business conducted by financial institutions.    Under the Trust Business Act, joint stock companies that are licensed by the Prime Minister as trust companies, including non-financial companies, are allowed to conduct trust business. In addition, under the Act on Provision, etc. of Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Act provides for a separate type of registration for trustees who conduct only administration type trust business. The Trust Business Act also provides for various duties imposed on the trustee in accordance with and in addition to the Trust Act.

Deposit insurance system and government measures for troubled financial institutions.    The Deposit Insurance Act is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with this act.

City banks (including BTMU), regional banks, trust banks (including MUTB), and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. All deposits are subject to the ¥10 million maximum, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (the “settlement accounts”). Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2014, the Deposit Insurance Corporation charges insurance premiums equal to 0.108% per year on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.081% per year on the deposits in other accounts. If no financial institution becomes insolvent during the year ending on March 31, 2015, the premiums will be retrospectively revised to 0.090% per year and 0.068% per year, respectively, and the balance will be returned.

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

In June 2013, the Diet passed the amendments to the Deposit Insurance Act, which established a new procedures for orderly processing of assets and liabilities of distressed financial institutions to stabilize the financial system, and expand the scope of financial institutions covered by the new procedures to include financial holding companies, securities firms and insurance companies. Under the new procedures, in case a designated financial institution becomes distressed, such financial institution will be subject to compulsory management of its operations and assets and receive financial assistance in the form of loans or subscription of shares. These amendments became effective on March 6, 2014.

Further, the Act on Special Measures for Strengthening of Financial Function enables the Japanese government to take special measures to strengthen the capital of financial institutions. Under the act, banks and other financial institutions may apply to receive capital injections from the Deposit Insurance Corporation, subject to government approval, which will be granted subject to the fulfillment of certain requirements, including, among other things, the improvement of profitability and efficiency, facilitation of financing to small and medium-sized business enterprises in the local communities, and that the financial institution be not insolvent. In response to the Great East Japan Earthquake in March, 2011, the act was revised in July 2011, adding a special case for the financial institutions suffering damage from the disaster. The requirement to create the improvement plan of profitability and efficiency is eased for such financial institutions. Moreover, the application deadline has been extended from March 31, 2012 to March 31, 2017.

Regulatory Developments Relating to Lending to Small and Medium-sized Firms and Others.    The Act Concerning Temporary Measures to Facilitate Financing for Small and Medium-sized Firms and Others required financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayment by employing methods such as modifying the term of loans at the request of eligible borrowers, including small and medium-sized firms and individual home loan borrowers. This legislation also required financial institutions to internally establish a system to implement the requirements of the legislation and periodically make public disclosure of and report to the relevant authority on the status of implementation. Although this legislation expired on March 31, 2013, the FSA is encouraging the financial institutions to continue to provide support to small and medium-sized firms by revising the Inspection Manual, Supervisory Policy and Ordinance for Enforcement of the Baking Law in order to encourage financial institutions to modify the terms of loans, provide smooth financing, and take active roles in supporting operations of such companies.

The Act on the Protection of Personal Information.    With regard to protection of personal information, the Act on the Protection of Personal Information requires, among other things, Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the act, the FSA may advise or order the bank to take proper action. In addition, the Banking Law and the Financial Instruments and Exchange Law provide certain provisions with respect to appropriate handling of customer information.

Act Concerning Protection of Depositors from Illegal Withdrawals Made by Counterfeit or Stolen Cards.    The Act on Protection, etc. of Depositors and Postal Saving Holders from Unauthorized Automated Withdrawal, etc. Using Counterfeit Cards, etc. and Stolen Cards, etc. requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The act also requires a financial institution to compensate depositors for any amount illegally withdrawn using stolen bank cards except in certain cases, including those where the financial institution can verify that it acted in good faith without negligence and there was gross negligence on the part of the relevant depositor. In addition, the act provides that illegal withdrawals with counterfeit bank cards are invalid unless the financial institution acted in good faith without negligence and there was gross negligence on the part of the relevant account holder.

Government Reforms to Restrict Maximum Interest Rates on Consumer Lending Business.    In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Law Concerning Lending Business which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interests were permitted under certain conditions set forth in the Law Concerning Lending Business. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Act, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. Furthermore, the new regulations, which became effective on June 18, 2010, require, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability.

In addition, as a result of decisions made by the Supreme Court of Japan prior to June 18, 2010, imposing stringent requirements for charging such gray-zone interest rates, consumer finance companies have been responding to borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Act. We continue to carefully monitor future developments and trends of the claims. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation.

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our U.S. operations by the FRB pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we are a bank holding company and a foreign banking organization, respectively, as defined pursuant to those statutes. The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

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

On October 6, 2008, we became a financial holding company in the United States. At the same time, BTMU, MUTB, and UNBC (now MUAH), which are also bank holding companies, elected to become financial holding companies. As noted above, as a financial holding company we are authorized to engage in an expanded list of activities. These activities include those deemed to be financial in nature or incidental to such financial activity, including among other things merchant banking, insurance underwriting, and a full range of securities activities. In addition, we are permitted to engage in certain specified non-banking activities deemed to be closely related to banking, without prior notice to or approval from the FRB. To date, we have utilized this expanded authority by electing to engage in certain securities activities, including securities underwriting, indirectly through certain of our securities subsidiaries. In order to maintain our status as a financial holding company that allows us to expand our activities, we must continue to meet certain standards established by the FRB. Those standards require that we exceed the minimum standards applicable to bank holding companies that have not elected to become financial holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in the regulations of the FRB. In addition, as a financial holding company, we must ensure that our U.S. banking subsidiaries identified below meet certain minimum standards under the Community Reinvestment Act of 1977. At this time, we continue to comply with these standards.

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

U.S. banking subsidiaries.    We indirectly own and control two U.S. banks:

•	Mitsubishi UFJ Trust & Banking Corporation (U.S.A.), New York, New York (through MUTB, a registered bank holding company), and

•	MUFG Union Bank, N.A. or MUB (known prior to July 1, 2014 as Union Bank, N.A.), through BTMU and its subsidiary, MUAH, a registered bank holding company.

Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) is chartered by the State of New York and is subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. MUB is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

The FDIC is the primary federal agency responsible for the supervision, examination and regulation of Mitsubishi UFJ Trust & Banking Corporation (U.S.A.). The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws and regulations. The FDIC insures the deposits of both of our U.S. banking subsidiaries up to legally specified maximum amounts. In the event of a failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding FRB policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support such banks.

Bank capital requirements and capital distributions.    Our U.S. banking subsidiaries are subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. In addition, BTMU and MUTB, as foreign banking organizations that have U.S. branches and agencies and that are controlled by us as a financial holding company, are subject to the FRB’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards, as well as “well managed.” All of our U.S. banking subsidiaries and BTMU, MUTB, and MUAH are “well capitalized” as defined under, and otherwise comply with, all U.S. regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

Regulatory Reform Legislation.    In response to the global financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, new legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that would affect financial institutions operating in the United States, including our U.S. operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Many aspects of the legislation require subsequent regulatory action by supervisory agencies for full implementation. While some regulatory rule-making has been adopted as discussed below, others remain pending or require further interpretive guidance by the relevant supervisory agencies. Accordingly, while we expect the legislation to have an impact on our operations, we are unable to assess with certainty the degree of impact of the Dodd-Frank Act on our operations at this time.

Currently, the components of the Dodd-Frank Act that have impacted or may impact our operations are the provisions relating to the “Volcker Rule,” enhanced prudential standards (including capital , liquidity, and structural requirements), resolution plans, credit reporting, derivatives regulation, incentive-based compensation, the establishment of the Consumer Financial Protection Bureau, and debit interchange fees. Although a significant portion of the regulatory rules regarding the foregoing components are still pending, based on information currently available to us, other than the Volcker Rule and derivatives regulations as discussed below, the impact of these components is expected to be mainly limited to our U.S. operations and not to be material to us on a consolidated basis. We intend to continue to monitor developments relating to the Dodd-Frank Act and the potential impact on our activities inside and outside of the United States.

With respect to the Dodd-Frank Act provisions related to enhanced prudential standards, in February 2014 the FRB issued final rules that established enhanced prudential standards for the U.S. operations of foreign banking organizations such as MUFG. These rules will require us to organize by July 2016 all of our U.S. bank and non-bank subsidiaries under a U.S. intermediate holding company that would be subject to U.S. capital requirements and enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. Under these rules, we will be required to change the structure of our U.S. operations, including the manner in which we oversee and manage those operations, and may be required to inject capital into our U.S. operations. The rules require that financial banking organizations that have U.S. non-branch assets of $50 billion or more as of June 30, 2014, including MUFG, prepare an Implementation Plan for filing with the Federal Reserve by January 1, 2015, describing how we intend to meet the requirements of the rules. MUFG is in the process of preparing that Plan, and until that Plan is finalized and filed with and reviewed by the Federal Reserve, we are unable to assess the extent to which the rules may affect our operations in the United States.

The Volcker rule was issued in final form by the Federal Reserve in December 2013. Under the Volcker Rule, we are required to cease conducting certain proprietary trading activities (i.e., trading in securities and financial instruments for our own account) subject to certain exceptions, including market-making, hedging, and underwriting activities if such activities are conducted within a rigorous compliance framework. We are also restricted from engaging in certain activities regarding hedge funds and private equity funds. While the Volcker Rule excludes restrictions on such activities conducted solely outside of the United States, the regulatory definition of such exempted activities is narrow and complex and in some cases requires further clarification. Our proprietary trading activities are generally executed outside of the United States, but certain activities within the United States could potentially fall within the scope of the definition of proprietary trading. The Federal Reserve has extended the conformance period under the Rule until July 2015, during which time further clarification under the Rule may be necessary to fully ascertain its impact on those activities. Given the limited amount of potentially restricted activities in which we engage within the United States, we do not expect the proprietary trading revenues attributable to our U.S. subsidiaries as a result of the implementation of the Volcker Rule to be material to our operations based on our current revenues attributable to the proprietary trading activities conducted in our U.S. subsidiaries.

U.S. regulators have also begun to issue final regulations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. To date, BTMU and Mitsubishi UFJ Securities International, plc, or MUSI, have registered as swap dealers with the U.S. Commodity Futures Trading Commission, or CFTC. Depending on the final outcome of the regulations governing swaps and derivatives markets under the Dodd-Frank Act, as well as the activities of our other subsidiaries located inside and outside of the United States, our other subsidiaries may have to register as swap dealers with, or be subject to the regulations of, the CFTC and/or SEC. Regulation of swap dealers by the CFTC and SEC will impose numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution, and other regulatory requirements on our operations, which may adversely impact our derivatives businesses and make us less competitive than those competitors that are not subject to the same regulations. Although many regulations applicable to swap dealers are already in effect, it is difficult to assess the full impact of these requirements because some of the most important rules have not yet been implemented or finalized. For example, U.S. regulators are adopting guidance and rules on the application of U.S. regulations to activities of registered swap dealers outside of the United States. The potential extraterritorial application of swap dealer regulatory requirements could impose significant operational and compliance burdens on our swaps activities outside of the United States.

Foreign Account Tax Compliance Act.    The Hiring Incentives to Restore Employment Act was enacted in March 2010 and contains provisions commonly referred to as the Foreign Account Tax Compliance Act, or FATCA. The U.S. Treasury, acting through the Internal Revenue Service, or the IRS, issued final regulations of FATCA in January 2013.

The FATCA framework has been expanded with the introduction of Intergovernmental Agreements, or IGAs, between the U.S. Treasury and foreign governments, which pursue a framework for intergovernmental cooperation to facilitate the implementation of FATCA. The United States and Japan have entered into an IGA.

Within our Japanese operations, we have developed internal procedures and processes that we believe address the regulatory requirements under FATCA. However, doing so has required us to develop extensive systems capabilities and internal processes to identify and report U.S. account holders who are subject to FATCA requirements, which has been a complex and costly process requiring significant internal resources. If our procedures and processes are determined not to be adequate to meet the requirements of FATCA, we could potentially be subject to serious legal and reputational consequences, including the imposition of withholding taxes on certain amounts payable to us from U.S. sources, and could be required to expend additional resources to enhance our systems, procedures and processes and take other measures in response to such consequences.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

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

During the fiscal year ended March 31, 2014, one of our non-U.S. affiliates engaged in business activities with entities in or affiliated with Iran, including counterparties owned or controlled by the Iranian government. These activities were consistent with rules and regulations applicable to the non-U.S. affiliate. Specifically, our non-U.S. banking subsidiary, BTMU, issued letters of credit and guarantees and provided remittance and other settlement services mainly in connection with customer transactions related to the purchase and exportation of Iranian crude oil to Japan, and in some cases, in connection with other petroleum-related transactions with Iran by its customers. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments, and were reviewed for compliance with applicable U.S. and non-U.S. laws and regulations. For the fiscal year ended March 31, 2014, the aggregate interest and fee income relating to these transactions was less than ¥130 million, representing less than 0.005% of our total interest and fee income. Some of these transactions were conducted through the use of non-U.S. dollar correspondent accounts and other similar settlement accounts maintained with BTMU outside the United States by Iranian financial institutions and other entities in or affiliated with Iran. In addition to such accounts, BTMU receives deposits in Japan from and provides settlement services in Japan to fewer than ten Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2014, the average aggregate balance of deposits held in these accounts represented less than 0.01% of the average balance of our total deposits. The fee income from the transactions attributable to these account holders was less than ¥3 million, representing less than 0.001% of our total fee income. BTMU also holds loans that were arranged prior to changes in applicable laws and regulations to borrowers in or affiliated with Iran, including entities owned by the Iranian government, the outstanding balance of which was less than ¥500 million, representing less than 0.001% of our total loans, as of March 31, 2014. For the fiscal year ended March 31, 2014, the aggregate gross interest and fee income relating to these loan transactions was less than ¥45 million, representing less than 0.005% of our total interest and fee income.

In addition, in accordance with the Joint Plan of Action agreed to among the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) and Iran in November 2013, BTMU has been providing settlement services in connection with humanitarian trade to assist Iran in meeting its domestic needs, namely food, agricultural products, medicine and medical devices, since April 2014. The overall framework for these settlement services was based on an agreement between U.S. and Japanese authorities, and the relevant U.S. regulator has authorized the settlement services as compliant with applicable U.S. laws and regulations. The purchasers of the humanitarian goods were entities in or affiliated with Iran, including entities related to the Iranian government. The sellers of the humanitarian goods were entities permitted by U.S. and Japanese regulators. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments. These transactions were conducted through the use of special purpose yen accounts maintained with BTMU outside the United States by an Iranian financial institution which is affiliated with the Iranian government but through which these transactions were permitted to be settled. In connection with these transactions, the Iranian financial institution has increased the amount of its non-U.S. dollar deposits at BTMU used for the settlement purposes. BTMU intends to continue to provide the settlement services in connection with the exports of humanitarian goods to Iran in close coordination with U.S. and Japanese authorities.

BTMU will continue to limit its participation in these types of transactions mainly to arrange financing transactions relating to customer imports of Iranian crude oil into Japan and authorized exports of humanitarian goods to Iran, maintain accounts in Japan of Iranian entities and individuals, and obtain interest and fee income and repayment of principal in connection with existing loans to borrowers in or affiliated with Iran, in each case to the extent permitted by applicable laws and regulations.

C.	Organizational Structure

The following chart presents our corporate structure summary as of March 31, 2014:

(1)	Effective July 1, 2014, UnionBanCal Corporation has been renamed MUFG Americas Holding Corporation in connection with the integration of BTMU’s operations in the Americas region with the operations of UnionBanCal. See “Item 5. Operating and Financial Review and Prospects—Recent Developments.”
(2)	Consumer finance subsidiaries.

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2014:

Note:
(1)	Effective July 1, 2014, UnionBanCal Corporation has been renamed MUFG Americas Holding Corporation in connection with the integration of BTMU’s operations in the Americas region with the operations of UnionBanCal. See “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

D.	Property, Plant and Equipment

Premises and equipment as of March 31, 2013 and 2014 consisted of the following:

	As of March 31,
	2013	2014
	(in millions)
Land	¥379,943	¥403,184
Buildings	723,902	747,998
Equipment and furniture	767,733	929,939
Leasehold improvements	236,353	251,875
Construction in progress	17,976	27,606

Total	2,125,907	2,360,602
Less accumulated depreciation	1,066,853	1,123,954

Premises and equipment—net	¥1,059,054	¥1,236,648

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2014, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.

The following table presents the book values of our material offices and other properties as of March 31, 2014:

Book value
(in millions)
Owned land	¥403,184
Owned buildings	226,407

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2014, we invested approximately ¥158.5 billion, primarily for office renovations and relocation.

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

Summary of Our Recent Financial Results

The following table presents some key figures relating to our financial results:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions, except per share data)
Net interest income(1)	¥1,955.8	¥1,871.1	¥1,961.3
Provision (credit) for credit losses	223.8	144.5	(106.4)
Non-interest income(2)	1,440.6	2,068.0	1,821.0
Non-interest expense	2,322.7	2,378.7	2,468.3
Income before income tax expense	849.9	1,415.9	1,420.4
Net income before attribution of noncontrolling interests	420.7	1,119.9	1,082.5
Net income attributable to Mitsubishi UFJ Financial Group	416.2	1,069.1	1,015.4
Diluted earnings per common share—earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	28.09	74.16	69.98

Notes:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Non-interest income for the fiscal year ended March 31, 2012 reflects an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥1,015.4 billion for the fiscal year ended March 31, 2014, a decrease of ¥53.7 billion from ¥1,069.1 billion for the fiscal year ended March 31, 2013. Domestic net income attributable to Mitsubishi UFJ Financial Group was ¥859.8 billion, and foreign net income attributable to Mitsubishi UFJ Financial Group was ¥155.6 billion, for the fiscal year ended March 31, 2014. Asia and Oceania excluding Japan, Europe, and other areas including Canada, Latin America, the Caribbean and the Middle East contributed ¥149.4 billion, ¥6.5 billion and ¥131.2 billion, respectively, to foreign net income which were partly offset by net loss of ¥131.5 billion in the United States.

For the fiscal year ended March 31, 2014, our domestic revenue, which consists of interest income and non-interest income attributable to our operations in Japan, was ¥3,110.1 billion, while our total foreign revenue, which consists of interest income and non-interest income attributable to our operations outside of Japan, was ¥1,233.3 billion, with revenue attributable to our operations in the United States contributing ¥219.0 billion, Asia and Oceania excluding Japan contributing ¥569.0 billion, and Europe contributing ¥155.0 billion. As a percentage of total revenue, domestic revenue increased to 71.6% for the fiscal year ended March 31, 2014 from 67.1% for the previous fiscal year.

More specifically, our net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2014 mainly reflected the following:

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

Net interest income for the fiscal year ended March 31, 2014 was ¥1,961.3 billion, an increase of ¥90.2 billion from ¥1,871.1 billion for the fiscal year ended March 31, 2013. Interest income increased ¥94.8 billion while interest expense increased only ¥4.6 billion. The increase in interest income reflected higher interest income from foreign loans, foreign currency denominated trading debt securities and deposits in central banks primarily due to increased volumes of these assets, which were partially offset by a decrease in interest income from domestic loans due to lower interest rates and intensified competition among lending institutions, and a decrease in interest income from domestic investment securities due to our reduced holding of such securities, including Japanese government bonds. The increase in interest expense reflected higher interest payments on foreign deposits due to an increased balance of such deposits, and larger long-term debt primarily reflecting an increase in the balance of borrowings with longer maturities.

The average interest spread decreased 0.04 percentage points to 0.89% for the fiscal year ended March 31, 2014 from 0.93% for the fiscal year ended March 31, 2013, reflecting the continued low interest rate environment and intensified competition among financial institutions.

The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012, and the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013:

	Fiscal Year Ended March 31, 2012 versus Fiscal Year Ended March 31, 2013			Fiscal Year Ended March 31, 2013 versus Fiscal Year Ended March 31, 2014
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥34,889	¥(108,724)	¥(73,835)	¥(22,455)	¥(48,533)	¥(70,988)
Foreign(2)	174,449	(185,328)	(10,879)	254,092	(92,896)	161,196

Total	¥209,338	¥(294,052)	¥(84,714)	¥231,637	¥(141,429)	¥90,208

Notes:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

The following table is a summary of the amount of interest-earning assets and interest-bearing liabilities, average interest rates, the interest rate spread and non-interest-bearing liabilities for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012		2013		2014
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥130,856.7	1.07%	¥134,759.6	0.95%	¥135,087.3	0.87%
Foreign(1)	53,322.4	2.24	59,064.7	1.95	77,089.0	1.75

Total	¥184,179.1	1.41%	¥193,824.3	1.25%	¥212,176.3	1.19%

Financed by:
Interest-bearing liabilities:
Domestic	¥130,916.6	0.26%	¥135,974.9	0.21%	¥141,878.0	0.18%
Foreign	34,504.0	0.88	37,424.6	0.73	47,535.3	0.64

Total	165,420.6	0.39	173,399.5	0.32	189,413.3	0.30
Non-interest-bearing liabilities	18,758.5	—	20,424.8	—	22,763.0	—

Total	¥184,179.1	0.35%	¥193,824.3	0.29%	¥212,176.3	0.26%

Interest rate spread		1.02%		0.93%		0.89%
Net interest income as a percentage of total interest-earning assets		1.06%		0.97%		0.92%

Note:

(1)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Provision (credit) for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. When there is an improvement in asset quality, credit for credit losses is recorded to reverse the allowance for credit losses to an appropriate level. For the fiscal year ended March 31, 2014, we recorded ¥106.4 billion of credit for credit losses, compared to provision for credit losses of ¥144.5 billion for the previous fiscal year. For details of the provision for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

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

•

foreign exchange gains (losses)—net, which include gains (losses) on foreign exchange derivative contracts (for example, foreign exchange gains (losses) on currency derivatives), foreign exchange gains (losses) on other than derivative contracts (for example, gains (losses) on foreign exchange transactions), and foreign exchange gains (losses) related to the fair value option (for example, foreign exchange gains (losses) on securities under the fair value option),

•

trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes, including assets relating to the following activities:

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

Of the two categories, trading purpose activities represent a smaller portion of our trading account profits,

•	investment securities gains (losses)—net, which primarily include net gains or losses on sales and impairment losses on securities available for sale,

•

equity in earnings (losses) of equity method investees—net, which includes our equity interest in the earnings of our equity investees and impairment losses on our investments in equity method investees,

•	gains on sales of loans, and

•	other non-interest income.

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions)
Fees and commissions income	¥1,100.0	¥1,160.9	¥1,294.1
Foreign exchange gains (losses)—net	34.3	(39.0)	(61.8)
Trading account profits (losses)—net	667.3	570.3	(33.9)
Investment securities gains—net	19.4	156.0	303.5
Equity in earnings (losses) of equity method investees—net	(499.4)	60.2	110.5
Gains on sales of loans	15.6	14.8	17.7
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	—	115.2
Other non-interest income	103.4	144.8	75.7

Total non-interest income	¥1,440.6	¥2,068.0	¥1,821.0

Fees and commissions income for the fiscal year ended March 31, 2014 was ¥1,294.1 billion, an increase of ¥133.2 billion from ¥1,160.9 billion for the fiscal year ended March 31, 2013. The increase reflected our improved performance in the securities, investment funds, trust and international businesses.

Net foreign exchange losses for the fiscal year ended March 31, 2014 were ¥61.8 billion, compared to ¥39.0 billion of net foreign exchange losses for the fiscal year ended March 31, 2013. This was mainly due to lower net foreign exchange gains related to the fair value option. This decrease was primarily because the Japanese yen depreciated to smaller degrees against other major currencies during the fiscal year ended March 31, 2014, compared to the previous fiscal year. This decrease was partially offset by decreases in losses related to foreign exchange derivative contracts and foreign exchange other than derivatives.

We recorded net trading account losses of ¥33.9 billion for the fiscal year ended March 31, 2014, compared to net trading account profits of ¥570.3 billion for the previous fiscal year. This was primarily attributable to lower fair values of foreign bonds, including U.S. Treasury bonds, due to higher interest rates in the United States, reflecting the tapering of the quantitative monetary easing program by the FRB.

Net investment securities gains for the fiscal year ended March 31, 2014 were ¥303.5 billion, an increase of ¥147.5 billion from ¥156.0 billion for the fiscal year ended March 31, 2013. This increase mainly reflected higher stock prices in Japan, increasing realized gains from sales of marketable equity securities, and a reduction of impairment losses on marketable equity securities.

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2014 was ¥110.5 billion, compared to net equity in earnings of equity method investees of ¥60.2 billion for the previous fiscal year, mainly due to higher earnings from the equity method investees such as Morgan Stanley.

We recorded a one-time adjustment of ¥115.2 billion, which was reported as a component of our non-interest income, for the fiscal year ended March 31, 2014, as we transferred the substitutional portion of MUTB’s benefit obligations relating to employee benefit funds to the Japanese government.

Core Business Areas

We operate our main businesses under an integrated business group system. This integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five areas—Retail, Corporate, Trust Assets, Global, and Global Markets. These five businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system, which mainly consists of the corporate center of MUFG, BTMU, MUTB and MUMSS and the elimination of net revenues among business segments, are classified under Other. For further information, see “—A. Operating Results—Business Segment Analysis.”

Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with U.S. GAAP. For information on a reconciliation of operating profit under our internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

The following table sets forth the relative contributions to operating profit for the fiscal year ended March 31, 2014 of the five core business areas and other based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than MUAH	MUAH	Total
	(in billions)
Net revenue	¥1,290.6	¥924.5	¥159.2	¥567.9	¥375.9	¥943.8	¥568.6	¥(13.6)	¥3,873.1
Operating expenses	961.9	438.4	94.4	299.5	266.9	566.4	176.5	172.4	2,410.0

Operating profit (loss)	¥328.7	¥486.1	¥64.8	¥268.4	¥109.0	¥377.4	¥392.1	¥(186.0)	¥1,463.1

Summary of Our Recent Financial Condition

The following table presents some key asset figures:

	As of March 31,
	2013	2014
	(in trillions)
Total assets	¥230.56	¥253.66
Net loans	97.25	109.18
Loans, net of unearned income, unamortized premiums and deferred loan fees	98.59	110.28
Allowance for credit losses	(1.34)	(1.10)
Investment securities	61.87	55.33
Securities available for sale	58.84	51.89
Securities being held to maturity	2.13	2.71
Trading account assets	40.83	40.65
Trading securities	26.18	28.84
Trading derivative assets	14.65	11.81
Interest-earning deposits in other banks	8.11	20.50

Total assets as of March 31, 2014 were ¥253.66 trillion, an increase of ¥23.10 trillion from ¥230.56 trillion as of March 31, 2013.

Total loans outstanding as of March 31, 2014 were ¥110.28 trillion, an increase of ¥11.69 trillion from ¥98.59 trillion as of March 31, 2013. This primarily reflected an increase in foreign loans mainly due to favorable economic fundamentals in the United States, our acquisition of Bank of Ayudhya Public Company Limited, or Krungsri, and an appreciation of the relevant foreign currencies against the Japanese yen, as well as an increase in domestic loans particularly to government related institutions.

Total allowance for credit losses as of March 31, 2014 was ¥1,094.4 billion, a decrease of ¥241.6 billion from ¥1,336.0 billion as of March 31, 2013. The decrease mainly reflected charge-offs, and reversal of allowance for credit losses due to an overall improvement in the credit quality of our loan portfolio.

Total investment securities as of March 31, 2014 were ¥55.33 trillion, a decrease of ¥6.54 trillion from ¥61.87 trillion as of March 31, 2013. This was mainly due to a decrease in our holding of Japanese government bonds primarily in response to the Bank of Japan’s monetary policy and measure to purchase such bonds in the market to stimulate the economy by increasing liquidity, and also as part of our asset and liability management.

Trading account assets as of March 31, 2014 were ¥40.65 trillion, compared to ¥40.83 trillion as of March 31, 2013. While the fair values of foreign currency-denominated bonds held by our commercial and trust banking subsidiaries increased on a Japanese yen basis, the fair values of trading derivatives, particularly interest rate-related derivatives, in our securities subsidiaries declined.

Interest-earning deposits in other banks as of March 31, 2014 was ¥20.50 trillion, an increase of ¥12.39 trillion from ¥8.11 trillion as of March 31, 2013 mainly due to increased interest-earning deposits with the Bank of Japan and the FRB. A significant portion of the cash received as a result of our sale of Japanese government bonds was deposited with the Bank of Japan. Similarly, a significant portion of the cash received as a result of our sale of U.S. Treasury bonds was deposited with the FRB.

The following table presents some key liability figures:

	As of March 31,
	2013	2014
	(in trillions)
Total liabilities	¥219.62	¥240.91
Total deposits	148.21	162.52
Domestic	118.33	121.51
Overseas	29.88	41.01
Payables under repurchase agreements	15.70	21.27
Other short-term borrowings	11.61	11.11
Trading account liabilities	14.97	11.98
Long-term debt	12.18	14.50

Total liabilities as of March 31, 2014 were ¥240.91 trillion, an increase of ¥21.29 trillion from ¥219.62 trillion as of March 31, 2013.

Total deposits as of March 31, 2014 were ¥162.52 trillion, an increase of ¥14.31 trillion from ¥148.21 trillion as of March 31, 2013. This was mainly due to a higher balance of interest-bearing deposits in the United States.

Payables under repurchase agreements as of March 31, 2014 were ¥21.27 trillion, an increase of ¥5.57 trillion from ¥15.70 trillion as of March 31, 2013. This increase was primarily due to increases in the volumes of transactions by our commercial banking, securities and trust banking subsidiaries.

Trading account liabilities as of March 31, 2014 were ¥11.98 trillion, compared to ¥14.97 trillion as of March 31, 2013, as the fair values of trading derivatives, particularly interest rate-related derivatives, in our securities subsidiaries, declined.

Long-term debt as of March 31, 2014 was ¥14.50 trillion, an increase of ¥2.32 trillion from ¥12.18 trillion as of March 31, 2013. This primarily reflected increased long-term borrowings and issuances of bonds by our commercial banking, trust banking and securities subsidiaries.

Shareholders’ Equity

The following table presents some key shareholders’ equity figures:

	As of March 31,
	2013	2014
	(in trillions)
Shareholders’ equity	¥10.61	¥12.21
Retained earnings	1.60	2.40
Unrealized gains on investment securities, net of tax	1.11	1.27
Foreign currency translation adjustments, net of tax	(0.21)	0.29

Capital Ratio

The following tables present our risk-adjusted capital ratio in accordance with Basel III as of March 31, 2013 and 2014. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the tables below are rounded down.

Common Equity Tier 1 (minimum capital ratios required: 4.00%)

	As of March 31,
	2013	2014
MUFG (consolidated)	11.70%	11.25%
BTMU (consolidated)	11.71	11.05
BTMU (stand-alone)	11.76	11.88
MUTB (consolidated)	13.12	14.21
MUTB (stand-alone)	12.49	13.72

Tier 1 Capital (minimum capital ratios required: 5.50%)

	As of March 31,
	2013	2014
MUFG (consolidated)	12.74%	12.45%
BTMU (consolidated)	13.11	12.21
BTMU (stand-alone)	13.99	13.74
MUTB (consolidated)	13.77	14.76
MUTB (stand-alone)	13.22	14.37

Total Capital (minimum capital ratios required: 8.00%)

	As of March 31,
	2013	2014
MUFG (consolidated)	16.68%	15.53%
BTMU (consolidated)	17.51	15.57
BTMU (stand-alone)	18.52	17.52
MUTB (consolidated)	17.79	18.38
MUTB (stand-alone)	17.94	18.51

Business Environment

Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

The global economy lacked strong momentum during the fiscal year ended March 31, 2014. Although gradually improving trends in Japan and the United States generally continued, recovery in Europe and in other Asian countries was limited.

In Japan, since the introduction of the “Abenomics” policy at the end of the calendar year 2012 and the Bank of Japan’s “quantitative and qualitative monetary easing” policy in April 2013, the Japanese yen depreciated against other major currencies, and this has generally had a positive effect on the Japanese economy while concerns still remain over the effectiveness of the government’s economic measures in the longer-term. In the United States, stock, land and housing prices gradually improved while the FRB maintained its zero-interest rate policy, a policy to maintain the federal funds target rate between zero and 0.25%. However, uncertainty remains as to whether the improving trends would continue if, for example, the FRB further tapers or discontinues its economic stimulus measures. Eurozone GDP growth turned positive in the quarter ended June 30, 2013 for the first time in seven quarters and it maintained a positive growth for the four consecutive quarters since then, but the rate of economic recovery in the region has remained slow. Emerging economics have been slowing partially due to decreased foreign investments and heightened geopolitical risks.

Economic Environment in Japan

Signs of improvement in the Japanese economy continued to emerge in the fiscal year ended March 31, 2014. The depreciation of the Japanese yen against other major currencies after the introduction of the “Abenomics” policy helped large-scale exporters improve their financial performance, which led to higher stock prices. The stronger stock market led to increased corporate and household spending, production of goods and exports. The trend among large corporations to increase salaries through “base-up” (raising base pay rather than giving a one-time raise) in response to the Abe administration’s encouragement and the temporary increase in private demand before the increase in the consumption tax rate from 5% to 8% on April 1, 2014, supported stronger private spending and economic growth, particularly in the second half of the fiscal year ended March 31, 2014. However, concerns still remain over the effectiveness of the government’s economic measures in the longer-term particularly in light of the disparate effects of “Abenomics,” the increasing public debt, the adverse impact of higher consumption tax rates on private consumption, and the negative effect of a weaker Japanese yen on imports.

The “Abenomics” policy consists of three fundamental strategies. As part of the first fundamental strategy, a series of anti-deflation and other monetary measures are being implemented in coordination with the Bank of Japan. The Bank of Japan put forth in January 2014 an inflation target of 2% in terms of a year-on-year rate of change in the consumer price index to be achieved in approximately two years, and began to implement measures under its “quantitative and qualitative monetary easing” policy in April 2014. The policy measures set forth by the Bank of Japan include:

•	money market operations with an aim to double Japan’s monetary base in two years,

•	market purchase of Japanese government bonds of up to ¥6.0 to ¥8.0 trillion per month, and

•	market purchases of exchange-traded funds, Japanese real estate investment trust, commercial paper and corporate bonds.

According to the Bank of Japan, under this policy, Japan’s monetary base increased ¥73.84 trillion to ¥219.89 trillion as of March 31, 2014 from ¥146.04 trillion as of March 31, 2013. As of June 30, 2014, the monetary base increased to ¥243.43 trillion. The aggregate amount that the Bank of Japan spent on purchasing long-term Japanese government bonds under the policy during the fiscal year ended March 31, 2014 was ¥88.03 trillion. The aggregate purchase amount of long-term Japanese government bonds during the quarter ended June 30, 2014 was ¥20.06 trillion. The continued supply of cash by the Bank of Japan in the market has had the effect of keeping interest rates low and contributed to increased stock and real estate purchases.

The second fundamental strategy set forth by the Abe administration includes increased government spending to stimulate the economy. Measures discussed in connection with this strategy include the acceleration of measures to promote reconstruction, disaster prevention and safety, and mitigation of the adverse impact of the government’s economic measures on low-income earners and child-rearing households. The third fundamental strategy includes deregulation and other growth measures, as well as plans focused on, among other things, the health, energy, infrastructure and agriculture sectors, foreign investments and trade, and labor and employment. Measures discussed in connection with this strategy include corporate tax reform, reform of investments of public and quasi-public funds, provision of services to enable women to participate more actively in the workforce, utilization of foreign human resources, and the introduction of flexible and diversified ways of working.

Despite the indicia of improvement in economic conditions in Japan seen thus far, however, there is still uncertainty surrounding Japan’s economy, including the medium and long-term effects of the “Abenomics” measures on Japan’s economy. Moreover, the “Abenomics” measures have affected, and may continue to affect, each economic segment differently, potentially creating varying business environments for our customers, borrowers and investees depending on their industry and particular circumstances.

The following table sets forth Japan’s real gross domestic product and its components on a quarter on quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2011			2012				2013				2014
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	(0.8)	2.6	0.2	1.0	(0.6)	(0.8)	0.0	1.3	0.7	0.3	0.1	1.6
Private Consumption	1.0	1.6	0.6	0.4	0.4	(0.5)	0.5	1.0	0.7	0.2	0.4	2.2
Private Residential Investment	(2.3)	5.2	(1.8)	(1.6)	3.1	1.8	2.4	1.8	0.8	3.3	4.3	3.1
Private Non-Residential Investment	(0.4)	2.3	8.3	(2.9)	0.5	(1.5)	(0.2)	(2.2)	0.9	0.9	1.6	7.6
Government Consumption	0.3	0.1	0.2	1.5	(0.6)	0.4	0.7	0.9	0.4	0.2	0.2	0.1
Public Investment	2.5	(2.4)	(4.8)	9.9	(2.0)	(2.4)	(0.3)	4.6	6.4	6.8	1.1	(2.7)
Exports	(7.5)	9.6	(3.0)	2.8	(0.5)	(4.0)	(3.0)	4.3	2.9	(0.7)	0.5	6.0
Imports	(0.5)	3.3	1.9	2.0	1.4	(0.4)	(1.9)	1.1	1.8	2.4	3.7	6.3

Source: Cabinet Office, Government of Japan

Japan’s GDP grew for the six consecutive quarters ended March 31, 2014 reflecting stronger domestic demand. The following trends were observed for each component of Japan’s GDP in recent periods:

•

Private consumption continued to grow during the fiscal year ended March 31, 2014. In the quarter ended December 31, 2013, durable goods (such as vehicles) and services (such as financial services) contributed to the positive growth, while semi-durable goods showed little change, and non-durable goods (such as gasoline) contributed to the negative growth. In the quarter ended March 31, 2014, durable goods (such as vehicles, home electronics, personal computers and household items) contributed to positive growth. The improved economic environment after the introduction of the “Abenomics” policy, expectation of increases in salaries and bonuses, and the temporary increase in private demand before the increase in consumption tax from 5% to 8% on April 1, 2014 were among the key-drivers of the positive growth in private consumption. The impact of the increase in consumption tax on April 1, 2014 has been limited, although decreases were reported, for example, in the number of vehicles sold and the sales volume of luxury department stores. Private consumption may significantly weaken, however, if the consumption tax rate is increased again from 8% to 10% in October 2015 as currently planned.

•

Private residential investment continued to grow during the fiscal year ended March 31, 2014, marking eight consecutive quarters of positive growth. The increase in private residential investment partly reflected the recovery from the negative impact of the Great East Japan Earthquake in 2011, and the positive impact of the “Abenomics” measures. In the fiscal year ended March 31, 2013, the Tohoku area, the northeastern area of Japan that suffered damages from the earthquake was the main region to show strong growth. In the fiscal year ended March 31, 2014, wider areas including the Tohoku area showed firm growth. However, this trend may not continue, as the number of new housing projects began to show negative growth in the quarter ended March 31, 2014.

•

Private non-residential investment grew during the fiscal year ended March 31, 2014. In the quarter ended December 31, 2013, private investments in manufacturing industries increased 0.7% compared to the quarter ended December 31, 2012, mainly due to increases in the automobile, electronics and communications devices industries, which were partially offset by a decrease in the chemical industry. Non-residential investments in non-manufacturing industries increased 5.7% compared to the quarter ended December 31, 2012, mainly due to increases in the service and transportation industries, which were partially offset by a decrease in the wholesale and retail industry. In the quarter ended March 31, 2014, private non-residential investments in manufacturing industries increased 6.8% compared to the quarter ended March 31, 2013, mainly due to increases in the automobile and food industries, which were partially offset by a decrease in the chemical industry. Non-residential investments in non-manufacturing industries increased 7.7% compared to the quarter ended March 31, 2013, mainly due to increases in the transportation and wholesale and retail industries, which were partially offset by a decrease in the telecommunications industry. Private inventory investments, however, showed negative growth in the quarter ended December 31, 2013, as finished goods inventories in the automobile and raw steels industries decreased. Decreases were recorded in finished goods inventories and channel inventories in the quarter ended March 31, 2014.

•	Government consumption grew during the fiscal year ended March 31, 2014 mainly due to increased social benefit expenses, including government spending on medical and nursing care services.

•

Public investment increased 2.3% in the quarter ended December 31, 2013, but decreased 2.4% in the quarter ended March 31, 2014, marking the first negative growth recorded in six quarters. The positive effects of the ¥3.3 trillion supplemental budget passed in February 2013 waned, which negatively impacted public investment.

•

Exports grew slowly during the fiscal year ended March 31, 2014. In the quarter ended December 31, 2013, exports of electronics, communications devices and semiconductor manufacturing equipment contributed to the increase in exports. This trend continued in the quarter ended March 31, 2014. In addition, exports of automobiles also grew in the quarter ended March 31, 2014. Imports showed consistent growth during the fiscal year ended March 31, 2014. In the quarter ended December 31, 2013, imports of crude oil, natural gas and petroleum products contributed to the positive growth of imports. Oil and natural gas imports continued to grow in the quarter ended March 31, 2014, and the growth in imports was further supported by increased imports of electronics and communications devices such as cellular phones and personal computers.

The following table sets forth the growth rates of Japan’s nationwide consumer price indices on a year-on-year basis for the periods indicated:

	Calendar Year													(Unit: %)
	2013									2014
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May
Consumer Price Index	(0.7)	(0.3)	0.2	0.7	0.9	1.1	1.1	1.5	1.6	1.4	1.5	1.6	3.4	3.7

Source: Ministry of Internal Affairs and Communications of Japan

The following table sets forth Japan’s nationwide unemployment rates for the periods indicated:

	Calendar Year											(Unit: %)
	2011			2012				2013				2014
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Unemployment Rate	4.7	4.4	4.3	4.5	4.6	4.3	4.0	4.3	4.2	4.0	3.7	3.7

Source: Ministry of Internal Affairs and Communications of Japan

Japan’s nationwide unemployment rate for May 2014 was 3.5%.

The Bank of Japan has sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy. Euro-yen-3-month Tokyo Interbank Offered Rate, or TIBOR, declined from 0.22800% on October 1, 2013 to 0.21200% on March 31, 2014, and further declined to around 0.21% as of July 7, 2014, the lowest level since 2006. Long term interest rates have fluctuated during the fiscal year ended March 31, 2014. The yield on newly issued ten-year Japanese government bonds fell to the historical low of approximately 0.325% shortly after the introduction of the “Abenomics” measures, but rose to around 1% by May 2013 partly reflecting concerns over increased market volatility and a general shift in investors’ allocation of capital from the debt markets to the improving stock markets as well as increased bonds being sold off in reaction to the discussion surrounding the FRB’s possible tapering of the quantitative monetary easing program. Since late May 2013, the yield on newly-issued ten-year Japanese government bonds has fluctuated between approximately 0.6% and 0.8%, influenced by events such as the drop of the Chinese Purchasing Managers’ Index, or PMI, to below 50 for the first time in seven months, indicating a contraction in the manufacturing sector, the FRB’s decision to taper the quantitative easing program, and the fiscal cliff and government shut-down in the United States. The fluctuations in interest rates also reflected investor sentiment of risk aversion in response to signs of deteriorating economic conditions in developing countries and concerns over geopolitical risks, particularly in countries such as Iraq, Syria and Ukraine.

The following chart shows the interest rate trends in Japan since April 2012:

Source: Bank of Japan

With regards to the Japanese stock market, the closing price of the Nikkei Stock Average, or Nikkei 225, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥12,397.91 on March 29, 2013 to ¥14,827.83 on March 31, 2014. The depreciation of the Japanese yen, together with improved U.S. economic statistics, contributed to the rise in stock indices in Japan. The Nikkei 225 recorded an intra-day high of ¥15,942.60 on May 23, 2013. However, the Nikkei 225 started to decline rapidly on the same day after the announcement of weak Chinese statistics, and the downward trend continued for approximately one month until late June 2013, when the price was at a similar level to what it had been at the end of March 2013. The downward trend reflected investors’ reactions to a rapid increase in stock prices and to the congressional testimony of Mr. Ben Bernanke, the Chair of the FRB at the time, suggesting the possibility of tapering the quantitative monetary easing program. Subsequent to the one-month long downward trend, the Nikkei 225 remained generally between ¥13,100 and ¥14,800 until the end of October 2013. As interest rates in the United States rose, the Japanese yen depreciated against the U.S. dollar, and Japanese stock prices rose. On December 30, 2013, the Nikkei 225 was at ¥16,320.22, the high of the fiscal year ended March 31, 2014. The upward trend ended in early 2014, partially influenced by risk aversion among investors following weak U.S. economic statistics, the rapid depreciation of developing countries’ currencies, and increased political unrest such as in Crimea. The Nikkei 225 generally remained between ¥14,000 and ¥16,000 from April to July 2014.

The Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, similarly fluctuated due to the same reasons as those for the Nikkei 225. The TOPIX increased from the beginning of April 2013 to an intra-day high of 1,289.77 on May 23, 2013. On the same day, the TOPIX began to decline rapidly, and the downward trend continued for approximately one month. Subsequently, the stock market became more stable with the TOPIX remaining generally between 1,100 and 1,230 until the end of October 2013. Heightened expectations of tapering of the U.S. quantitative easing policy after the announcement of improved U.S. labor statistics contributed to a rise in stock prices towards mid-January 2014, and the TOPIX recorded intra-day high of 1,308.08 on January 16, 2014. Subsequently, weaker U.S. statistics and heightened geopolitical risks put downward pressure on stock prices, and as a result, the TOPIX remained between 1,140 and 1,300 for the rest of the fiscal year ended March 31, 2014. The TOPIX was generally in a similar range from April to mid-June 2014, but has since showed some increase.

The following chart shows the daily closing price of the Nikkei Stock Average since April 2012:

The Japanese yen depreciated against other major currencies, such as the U.S. dollar, from the closing price of ¥94.22 to $1 on March 29, 2013 to an intra-day high of ¥103.74 to $1 on May 22, 2013, reflecting the introduction of the “quantitative and qualitative monetary easing” policy by the Bank of Japan, and the stronger U.S. dollar after the announcement of reductions in the policy interest rates of the European Central Bank, or ECB, and the Reserve Bank of Australia. The Japanese yen appreciated against the U.S. dollar as U.S. statistics worsened, reaching an intra-day low of ¥93.79 to the U.S. dollar on June 13, 2013, and the exchange rate generally remained between ¥95 and ¥100 to the U.S. dollar until the end of October, 2013. In early November 2013, the United States reported improved labor statistics, and the FRB’s decision to taper the quantitative monetary easing program was officially announced on December 18, 2013. Reflecting these events, the exchange rate reached the high for the fiscal year ended March 31, 2014 of ¥105.44 to the U.S. dollar on January 2, 2014. The exchange rate has remained between ¥100.76 and ¥104.13 to the U.S. dollar for the five months since February 2014.

The following chart shows the foreign exchange rates expressed in Japanese yen per U.S. dollar since April 2012:

Source: Bank of Japan

According to a land price survey conducted by the Japanese government, the average residential land price in Japan declined by 0.6% between January 1, 2013 and January 1, 2014. The average commercial land price in Japan also declined 0.5% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price increased 0.5% between January 1, 2013 and January 1, 2014, while the average commercial land price in those areas also increased 1.6% during the same period. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, the average residential land price declined 1.5% between January 1, 2013 and January 1, 2014, and the average commercial land price declined 2.1% during the same period. Of the five areas with the greatest increases in land prices over the fiscal year ended March 31, 2014, three were in the Tohoku region, which was the region most heavily affected by the Great East Japan Earthquake in March of 2011.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcies in Japan from April 2013 to March 2014 was approximately 10,100, a decrease of 5.7% from the same period of the previous year. The decrease in the number of companies that filed for legal bankruptcy was mainly due to the positive effects of the Japanese government’s economic stimulus measures under the “Abenomics” policy and increased demand before the increase of the consumption tax in April 2014. The number of companies that filed for legal bankruptcy with debt exceeding ¥10 billion was 19 in the fiscal year ended March 31, 2014, the lowest recorded in 10 years. As a percentage of the total number of legal bankruptcy filings made in the same fiscal year, the number of such filings made by businesses that are either unincorporated or capitalized at less than ¥10 million constituted 57.4%. The aggregate amount of liabilities subject to bankruptcy filings, excluding financial institutions’ bankruptcy filings, from April 2013 to March 2014 was approximately ¥2.75 trillion, a decrease of ¥0.18 trillion , or 6.2%, compared to the same period of the previous year.

International Financial Markets

U.S. Economy

The U.S. economy demonstrated signs of continued improvement during the fiscal year ended March 31, 2014, mainly driven by stronger personal consumption, which reflected improved stock prices. In addition, U.S.

labor statistics generally improved during the fiscal year ended March 31, 2014. However, uncertainty remains as to whether the improving trends would continue if, for example, the FRB further tapers or discontinues its economic stimulus measures. The FRB maintained its zero-interest rate policy during the six months ended September 30, 2013. On December 18, 2013, however, the FRB announced its decision to taper the quantitative monetary easing policy by decreasing by $5.0 billion the monthly purchase amounts for each of mortgage-backed securities and U.S. treasury bonds starting in January 2014. Thereafter, the monthly purchase amounts were again decreased by $5.0 billion each, once in March, and again in April 2014.

The following table sets forth the growth rates of U.S. real gross domestic product and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2011			2012				2013				2014
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	3.2	1.4	4.9	3.7	1.2	2.8	0.1	1.1	2.5	4.1	2.6	(2.9)
Personal Consumption Expenditures	1.5	2.1	2.4	2.9	1.9	1.7	1.7	2.3	1.8	2.0	3.3	1.0
Gross Private Domestic Investment	14.2	2.5	31.9	10.5	(1.6)	6.5	(2.4)	4.7	9.2	17.2	2.5	(11.7)
Fixed Investment	8.6	14.8	10.0	8.6	4.7	2.7	11.6	(1.5)	6.5	5.9	2.8	(1.8)
Non-residential	9.9	16.7	9.5	5.8	4.5	0.3	9.8	(4.6)	4.7	4.8	5.7	(1.2)
Residential	2.7	6.1	12.2	23.0	5.7	14.1	19.8	12.5	14.2	10.3	(7.9)	(4.2)
Government Consumption Expenditures and Gross Investment	(1.3)	(2.5)	(1.5)	(1.4)	0.3	3.5	(6.5)	(4.2)	(0.4)	0.4	(5.2)	(0.8)
Exports	4.9	7.0	2.7	4.2	3.8	0.4	1.1	(1.3)	8.0	3.9	9.5	(8.9)
Imports	0.7	4.9	5.9	0.7	2.5	0.5	(3.1)	0.6	6.9	2.4	1.5	1.8

Source: U.S. Department of Commerce Bureau of Economic Analysis

The U.S. real GDP grew for the first three quarters of the fiscal year ended March 31, 2014. Private consumption, which accounted for approximately 68% of the U.S. GDP, demonstrated consistent growth during the fiscal year ended March 31, 2014, mainly due to increased purchasing activities.

Government consumption generally decreased during the fiscal year ended March 31, 2014, largely due to decreased expenditures on national defense. Federal government non-defense expenditures also decreased through the calendar year 2013 but increased in the quarter ended March 31, 2014, while consumption by state and local governments increased through the calendar year 2013 but subsequently declined.

The Consumer Price Index for All Urban Consumers, or CPI-U, increased 1.5% before seasonal adjustment over the 12 months ended March 31, 2014. Although CPI-U decreased 0.4% in April 2013 on a seasonally adjusted month-on-month basis, it has since shown growth of 0.0% to 0.4% on the same basis.

Housing prices showed signs of improvement during the fiscal year ended March 31, 2014. As of March 2014, the Federal Housing Finance Agency’s U.S. house price index exhibited an eleventh consecutive quarterly price increase in the purchase-only, seasonally adjusted index. This also marked the ninth consecutive quarter where the house price index showed an increase compared to the same quarter of the previous year.

Interest rates on U.S. Treasury bonds decreased in April 2013 to 1.6120% on May 1, 2013, and were generally on an upward trend partly in reaction to the discussions surrounding the possible tapering of the FRB’s quantitative monetary easing program and improved U.S. statistics including labor figures were released, reaching approximately 3.0% in September 2013. Following the FRB’s decided not to taper their monetary easing policy in September and the U.S. federal government shut-down in early October 2013, interest rates fluctuated, dropping to just below 2.5% at the end of October 2013. U.S. Treasury bond rates reached 3.0516% on January 2, 2014, following the announcement of the FRB’s decision to taper the quantitative monetary easing program. Interest rates have generally remained between 2.4% and 2.8% since February 2014.

Stock prices in the United States were on a generally improving trend during the fiscal year ended March 31, 2014, with the Dow Jones Industrial Average generally fluctuating between $14,434.43 and $16,588.25. During the same period, the NASDAQ composite index was also on an upward trend, rising from 3,154.96 on April 18, 2013 to 4,371.71 on March 6, 2014. Subsequently, stock prices reached historical high levels as the U.S. economy showed signs of gradual growth, reflecting improved economic conditions supported by increased private consumption and lower unemployment rates. Since April 1, 2014, the Dow Jones Industrial Average has increased to an intra-day high of $17,074.65 on July 3, 2014, and the NASDAQ composite index increased to an intra-day high of 4,485.93 on the same day.

The following table sets forth U.S. unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year														(Unit: %)
	2013									2014
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.
Unemployment Rate	7.5	7.5	7.5	7.3	7.2	7.2	7.2	7.0	6.7	6.6	6.7	6.7	6.3	6.3	6.1

Source: United States Department of Labor, Bureau of Labor Statistics, BLS Information

Eurozone Economy

The Eurozone economy showed signs of recovery in the fiscal year ended March 31, 2014, but the growth remained weak. GDP grew in the quarter ended June 30, 2013 for the first time in seven quarters, and maintained positive growth for the following three quarters through the quarter ended March 31, 2014. The growth in GDP was mainly supported by increases in exports. The ECB has maintained its low interest rate policy, reducing its policy interest rate to 0.5% on May 2, 2013. On July 4, 2013, the ECB introduced “forward guidance,” indicating that short-term interest rates would remain low for an “extended period” of time. On November 7, 2013, the ECB further reduced its policy interest rate to a historical low of 0.25% to support the economy in response to low inflation rates in the Eurozone countries. On January 25, 2014, the ECB reaffirmed the “forward guidance” and its commitment to monetary easing, and also stated that it was willing and able to act further if needed. On June 5, 2014, the ECB took steps to further monetary easing by introducing a negative deposit facility interest rate of negative 0.1%. This new measure aims to stop the appreciation of the Euro against other currencies, which contributed to low inflation rates in the region, and also to increase the volume of loans especially to medium and small-sized enterprises in European peripheral countries.

The following table sets forth the growth rates of Eurozone real gross domestic product and its main expenditure components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2011			2012				2013				2014
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	0.1	0.0	(0.2)	(0.1)	(0.3)	(0.2)	(0.5)	(0.2)	0.3	0.1	0.3	0.2
Private Final Consumption	(0.5)	0.3	(0.7)	(0.3)	(0.6)	(0.1)	(0.5)	(0.2)	0.2	0.1	0.0	0.1
Gross Fixed Capital Formation	(0.6)	(0.4)	(0.7)	(1.0)	(1.8)	(0.6)	(1.4)	(1.6)	0.2	0.5	0.9	0.3
Government Final Consumption	0.1	(0.3)	0.2	(0.3)	(0.2)	(0.2)	0.1	0.2	0.0	0.2	(0.4)	0.3
Exports	0.4	1.3	0.3	0.9	0.9	0.8	(0.6)	(0.8)	2.4	0.0	1.4	0.3
Imports	(0.1)	0.5	(1.1)	0.1	(0.2)	0.3	(1.0)	(0.8)	1.6	0.9	0.7	0.8

Source: European Central Bank – Eurosystem

Eurozone real GDP growth turned positive in the quarter ended June 30, 2013 for the first time since the beginning of the financial crisis in the peripheral countries of the Eurozone in the quarter ended December 31, 2011. Eurozone real GDP growth showed a positive growth of 0.3%, 0.1%, 0.3% and 0.2% for the quarters ended June 30, 2013, September 30, 2013, December 31, 2013 and March 31, 2014, respectively. Although all of the expenditure components recorded positive growths in the quarter ended March 31, 2014, the growth rate remained very limited.

The following table sets forth Eurozone unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year													(Unit: %)
	2013									2014
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May
Unemployment Rate	12.0	12.0	12.0	11.9	12.0	12.0	11.9	11.9	11.8	11.8	11.8	11.7	11.7	11.6

Source: European Central Bank—Eurosystem

The unemployment rate gradually recovered during the fiscal year ended March 31, 2014. The unemployment rate for May 2014 was 11.6%, the lowest in the last twelve months.

Recent Developments

We continued to pursue global growth opportunities, including opportunities to expand our business in Southeast Asia and the operations of MUB in the United States and strengthen our alliance with Morgan Stanley during the fiscal year ended March 31, 2014. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In order to respond to the increasingly complex market and legal risks, we continue to endeavor to enhance our compliance and internal control frameworks.

Integration of BTMU’s Operations in the Americas with UNBC’s Operations

Effective July 1, 2014, we integrated BTMU’s operations in the Americas region with the operations of UnionBanCal Corporation, or UNBC, which is a wholly owned subsidiary of BTMU, and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation,” or MUAH. Union Bank, N.A., which is MUAH’s principal subsidiary and our primary operating subsidiary in the United States, was also renamed “MUFG Union Bank, N.A.,” or MUB, effective the same day. MUAH currently oversees BTMU’s operations in the Americas region as well as the operations of MUB.

Issuance of Basel III-Compliant Domestic Subordinated Bonds

On June 26, 2014, we issued in Japan two tranches of Basel III-compliant Japanese yen-denominated subordinated bonds due 2024 in an aggregate principal amount of ¥50 billion. The terms and conditions of these bonds contain a clause that requires the bonds to be written off upon the occurrence of certain events, including when the Japanese banking regulator deems us to be at risk of becoming non-viable. The issuance of these bonds was our first issuance of Basel III-compliant subordinated bonds.

Acquisition of Outstanding Classes of Preferred Stock

On April 1, 2014, we acquired all of the 156,000,000 outstanding shares of First Series of Class 5 Preferred Stock for ¥390 billion and cancelled all of the acquired shares. In addition, we expect to acquire all of the 1,000 outstanding shares of Class 11 Preferred Stock on August 1, 2014 as required under the terms of the preferred stock or prior to that date at the request of the holder of the shares in exchange for up to 1,245 shares of our common stock. We plan to use shares of our common stock held in treasury for this acquisition. Upon our acquisition of the shares of Class 11 Preferred Stock, we will have no outstanding shares of any class of preferred stock.

Acquisition of Bank of Ayudhya Shares through Voluntary Tender Offer

On December 18, 2013, BTMU acquired an aggregate of 4,373,714,120 shares, representing 72.01%, of the total outstanding shares of Krungsri in Thailand through a Voluntary Tender Offer, or VTO, for 39 Thai Baht per share. The total purchase price was paid in cash, and was approximately ¥545.8 billion based on the currency exchange rate between the Thai Baht and the Japanese yen as of December 18, 2013. As a result of the transaction, Krungsri has become a consolidated subsidiary of BTMU. Krungsri has remained listed on the Stock Exchange of Thailand since the transaction.

In connection with the transaction, we recorded ¥217.4 billion of goodwill and ¥214.6 billion of intangible assets. We also recorded ¥202.2 billion of noncontrolling interests at fair value determined by a quoted market price as of the acquisition date. During the fiscal year ended March 31, 2014, we incurred ¥2.3 billion of acquisition-related costs. These expenses are included in Other non-interest expenses in our consolidated statements of income for the fiscal year ended March 31, 2014. The results of operations of Krungsri and its subsidiaries since the acquisition date were not material to us for the fiscal year ended March 31, 2014.

Under a Conditional Branch Purchase Agreement between BTMU and Krungsri, or the BPA, dated September 18, 2013, BTMU’s Bangkok Branch will be integrated with Krungsri through a contribution in kind of the BTMU Bangkok Branch business to Krungsri within one year from the date of the acquisition of Krungsri shares through the VTO. The effective date of the integration, however, is subject to change in accordance with an agreement between the parties and regulatory approval. In exchange for the contribution in kind, Krungsri will issue 1,143,221,782 additional common shares to BTMU, which would increase BTMU’s ownership in Krungsri to 76.44%. The number of shares to be issued by Krungsri in exchange for BTMU’s contribution in kind is subject to a price adjustment under the BPA such that the total shares to be issued can increase up to a maximum of 1,500,000,000 shares or decrease without a specified minimum. For more information on Krungsri, see “Item 4.B. Information on the Company—Business Overview—Acquisition of Bank of Ayudhya Shares through Voluntary Tender Offer.

Changes in Shareholdings of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.

We completed transactions to transfer shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. among our consolidated subsidiaries in March 2014. Upon completion of the transactions, MUMSS holds 75%, and BTMU holds the remaining 25%, of the voting rights in the company. Prior to the transactions, MUSHD held 51%, and BTMU held the remaining 49%, of the voting rights in the company. Concurrent with the completion of the transactions, the company changed its name to “Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.”

MUB’s Acquisition of First Bank Association Bank Services

In November 2013, MUB completed the acquisition of First Bank Association Bank Services, a unit of First Bank, which provided a full range of banking services to homeowners associations and community management companies. MUB acquired approximately $570 million in deposits in this transaction.

MUTB’s Acquisition of Butterfield Fulcrum Group

In September 2013, MUTB completed the acquisition of Butterfield Fulcrum Group for ¥30.2 billion in cash and recorded goodwill of ¥20.3 billion. Post-acquisition, Butterfield Fulcrum Group changed its name to

Mitsubishi UFJ Fund Services Holdings Limited. During the fiscal year ended March 31, 2014, we applied measurement period adjustments to the acquisition date fair values, which decreased the goodwill by ¥5.8 billion, and recorded intangible assets of ¥21.6 billion.

For more information on Mitsubishi UFJ Fund Services Holdings, see “Item 4.B. Business Overview—Integrated Trust Assets Business Group.”

Recent Regulatory Developments in the United States

In December 2012, BTMU agreed to make an approximately $8.6 million payment to the Office of Foreign Assets Control, or OFAC, of the U.S. Department of the Treasury to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In June 2013, BTMU entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with DFS, BTMU made a civil monetary payment of $250 million to DFS and retained an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions.

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

MUB’s Acquisition of PB Capital Corporation’s Institutional Commercial Lending Portfolio

In June 2013, MUB acquired PB Capital Corporation’s institutional commercial real estate lending division for ¥358.0 billion in cash and recorded goodwill of ¥22.0 billion. Headquartered in New York, the institutional commercial real estate lending division of PB Capital had approximately ¥341.8 billion in loans outstanding on properties in various U.S. major metropolitan areas as of June 14, 2013. During the fiscal year ended March 31, 2014, we applied measurement period adjustments to the acquisition date fair values, which increased the goodwill by ¥1.0 billion.

Agreement to Invest in VietinBank

In May 2013, BTMU acquired approximately 20% of the ordinary shares of Vietnam Joint Stock Commercial Bank for Industry and Trade, or VietinBank. VietinBank is one of the major Vietnamese state-controlled commercial banks by asset size with the Vietnamese government owning approximately 64% of the outstanding ordinary shares as of December 31, 2013. BTMU’s acquisition of newly issued shares for approximately 15.5 trillion Vietnamese Dong (equivalent to approximately ¥75.1 billion based on the currency exchange rate of ¥0.005 to the Vietnamese Dong) resulted in BTMU becoming the second largest shareholder of VietinBank. In addition, BTMU has appointed two directors to the VietinBank board. As a result, VietinBank is accounted for under the equity method beginning in the fiscal year ended March 31, 2014.

Exposures to Selected European Countries

Several European countries, including Italy, Spain, Portugal, Ireland and Greece, have been experiencing weaknesses in their economic and fiscal situations in varying degrees of severity. We are closely monitoring our exposures in these countries.

The following table sets forth information about our aggregate exposure to selected European countries of BTMU, MUTB and MUSHD, which were the subsidiaries holding the exposure, as of March 31, 2014. The information in the table is categorized by counterparties, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions, and by type of financial instruments, which include loans, securities, derivatives and credit default swap, or CDS, protection (sold and bought). The securities exposure includes available-for-sale, held-to-maturity and trading securities. The information included in the table below is based on information compiled for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in case of a subsidiary located in a country different from that in which its parent company is located, the country exposure is determined based on the country in which the subsidiary is located.

	As of March 31, 2014
	Loans (funded & unfunded)	Securities(1)	Derivatives(2)	CDS protection sold(3)	Gross exposure (funded & unfunded)	CDS protection bought(3)	Net exposure(4)
	(in billions)
Italy	$5.6	$1.4	$1.6	$0.0	$8.6	$0.3	$8.3
Sovereign	—	1.3	0.3	—	1.6	—	1.6
Financial Institutions	0.0	0.1	0.0	0.0	0.1	—	0.1
Others	5.6	0.0	1.3	0.0	6.9	0.3	6.6

Spain	4.3	0.2	0.0	0.0	4.5	0.0	4.5
Sovereign	—	0.1	—	—	0.1	—	0.1
Financial Institutions	0.0	0.1	—	0.0	0.1	0.0	0.1
Others	4.3	0.0	0.0	0.0	4.3	0.0	4.3

Portugal	0.4	0.0	0.0	—	0.4	0.2	0.2
Sovereign	—	0.0	—	—	0.0	—	0.0
Financial Institutions	—	0.0	—	—	0.0	—	0.0
Others	0.4	0.0	0.0	—	0.4	0.2	0.2

Ireland	0.2	0.0	0.0	—	0.2	—	0.2
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	0.0	0.0	—	0.0	—	0.0
Others	0.2	0.0	0.0	—	0.2	—	0.2

Greece	0.0	—	—	—	0.0	—	0.0
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—
Others	0.0	—	—	—	0.0	—	0.0

Total	$10.5	$1.6	$1.6	$0.0	$13.7	$0.5	$13.2
Sovereign	—	1.4	0.3	—	1.7	—	1.7
Financial Institutions	0.0	0.2	0.0	0.0	0.2	0.0	0.2
Others	10.5	0.0	1.3	0.0	11.8	0.5	11.3

Notes:
(1)	Securities include securities being held to maturity, securities available for sale, and trading securities. Securities being held to maturity are shown at amortized cost, and securities available for sale and trading securities are shown at fair value.
(2)	Derivatives amounts represent current exposures, taking into consideration legally enforceable master netting agreements.
(3)	CDS protection amounts represent notional amounts.
(4)	Net exposure represents gross exposure (funded & unfunded), net of CDS protection bought.
(5)	To the extent financial instruments are originally denominated in currencies other than U.S. dollars, the exposure amounts have been translated into U.S. dollars at an internal exchange rate used for our internal risk management purposes as of March 31, 2014.

Based on information collected for internal risk management purposes as of March 31, 2014, the consolidated exposure of BTMU, MUTB and MUSHD listed above to Italy, Spain, Portugal, Ireland and Greece represented less than 1% of our total assets.

As of March 31, 2014, other than BTMU, MUFG group companies had limited exposures to those European countries, except such other group companies’ exposures to sovereign bonds issued by those countries as discussed below. As of the same date, BTMU held no sovereign bonds issued by those European countries.

As of March 31, 2014, we had a total balance of $1.7 billion of sovereign bonds of the European peripheral countries identified in the table above on a consolidated basis. Among these countries, we had no Irish or Greek government bonds as of March 31, 2014. All of our Italian and Spanish government bonds were held in our trading accounts as of March 31, 2014.

As of March 31, 2014, excluding sovereign bonds, we had a total of $11.5 billion of exposures relating to the European peripheral countries identified in the table above. These exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. Our exposures to Italy and Spain mainly related to the infrastructure sector, such as electricity, gas and telecommunications. Our loan-related exposures to financial institutions in those countries were limited and not material.

In addition to these exposures, we also have indirect exposures. Examples of indirect exposures include country risk exposures related to the collateral received on secured financing transactions. These indirect exposures are managed in the normal course of business through our credit, market and operational risk management framework.

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

We divide our loan portfolio into the following segments—Commercial, Residential, Card, MUAH and Krungsri based on the segments used to determine the allowance for credit losses. We further divide the Commercial segment into classes based on initial measurement attributes, risk characteristics, and our approach to monitoring and assessing credit risk. We determine the appropriate level of the allowance for credit losses for each of our loan portfolios by evaluating various factors and assumptions, such as the borrower’s credit rating, collateral value, historical loss experience, and probability of insolvency based on the number of actual delinquencies as well as existing economic conditions. We update these factors and assumptions on a regular basis and upon the occurrence of unexpected changes in the economic environment.

For the Commercial, MUAH and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowance comprises (1) an allowance for individual loans specifically identified for evaluation, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowance. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for individual loans specifically identified for evaluation or the allowance for large groups of smaller-balance homogeneous loans.

The allowance for credit losses within the MUAH segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolio in this segment have occurred but have yet to be recognized in the allocated allowance.

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

The determination of other-than-temporary impairment for certain debt securities held by MUAH, which primarily consist of residential mortgage-backed securities and certain asset-backed securities, is made on the basis of a cash flow analysis and monitoring of performance of such securities, as well as whether MUAH intends to sell, or is more likely than not required to sell, the securities before recovery of their amortized cost basis.

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

Allowance for Repayment of Excess Interest

We maintain an allowance for repayment of excess interest based on our estimate of the potential liability exposure. Our estimate of the potential liability exposure represents the estimated amount of claims for repayment of excess interest to be received in the future. We expect that any such claim will be made on the basis of a 2006 ruling of the Japanese Supreme Court, or the Ruling. Under the Ruling, lenders are generally required to reimburse borrowers for interest payments made in excess of the limits stipulated by the Interest Rate Restriction Act upon receiving claims for reimbursement, despite the then-effective provisions of the Law Concerning Lending Business that exempted a lender from this requirement if the lender provided required notices to the borrower and met other specified requirements, and the borrower voluntarily made the interest payment.

While we have not entered into any consumer loan agreement after April 2007 that imposes an interest rate exceeding the limits stipulated by the Interest Rate Restriction Act, we need to estimate the number of possible claims for reimbursement of excess interest payments. To determine the allowance for repayment of excess interest, we analyze the historical number of repayment claims we have received, the amount of such claims, borrowers’ profiles, the actual amount of reimbursements we have made, management’s future forecasts, and other events that are expected to possibly affect the repayment claim trends in order to arrive at our best estimate of the potential liability. We believe that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on our financial position and results of operations. The allowance is recorded as a liability in Other liabilities.

For further information, see Note 26 to our consolidated financial statements included elsewhere in this Annual Report and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

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

Accounting for Intangible Assets.    Intangible assets are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization for intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets. Intangible assets having indefinite useful lives are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite lived asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount exceeds the fair value of the intangible asset. Each reporting period, we evaluate the remaining useful life of an intangible asset to determine whether events and circumstances warrant a revision to the remaining useful life. When the useful life of intangible assets that were previously not subject to amortization is determined to no longer be indefinite, for example, when unanticipated competition enters the market, the intangible asset becomes subject to amortization over the remaining period that it is expected to contribute to positive cash flows.

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

For a further discussion of the valuation techniques applied to the material assets or liabilities, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions)
Interest income(1)	¥2,595.9	¥2,427.5	¥2,522.3
Interest expense	640.1	556.4	561.0

Net interest income	1,955.8	1,871.1	1,961.3

Provision (credit) for credit losses	223.8	144.5	(106.4)
Non-interest income(2)	1,440.6	2,068.0	1,821.0
Non-interest expense	2,322.7	2,378.7	2,468.3

Income before income tax expense	849.9	1,415.9	1,420.4
Income tax expense	429.2	296.0	337.9

Net income before attribution of noncontrolling interests	¥420.7	¥1,119.9	¥1,082.5
Net income attributable to noncontrolling interests	4.5	50.8	67.1

Net income attributable to Mitsubishi UFJ Financial Group	¥416.2	¥1,069.1	¥1,015.4

Notes:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Non-interest income for the fiscal year ended March 31, 2012 reflects an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥1,015.4 billion for the fiscal year ended March 31, 2014, a decrease of ¥53.7 billion from ¥1,069.1 billion for the fiscal year ended March 31, 2013. Domestic net income attributable to Mitsubishi UFJ Financial Group was ¥859.8 billion, and foreign net income attributable to Mitsubishi UFJ Financial Group was ¥155.6 billion, for the fiscal year ended March 31, 2014. Asia and Oceania excluding Japan, Europe, and other areas including Canada, Latin America, the Caribbean and the Middle East contributed ¥149.4 billion, ¥6.5 billion and ¥131.2 billion, respectively, to the foreign net income which were partly offset by net loss of ¥131.5 billion in the United States. Our diluted earnings per common share (earnings applicable to common shareholders of Mitsubishi UFJ Financial Group) for the fiscal year ended March 31, 2014 was ¥69.98, a decrease of ¥4.18 from ¥74.16 for the fiscal year ended March 31, 2013. Income before income tax expense for the fiscal year ended March 31, 2014 was ¥1,420.4 billion, an increase of ¥4.5 billion from ¥1,415.9 billion for the fiscal year ended March 31, 2013.

Net Interest Income

The following table is a summary of the interest rate spread for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012		2013		2014
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥130,856.7	1.07%	¥134,759.6	0.95%	¥135,087.3	0.87%
Foreign(1)	53,322.4	2.24	59,064.7	1.95	77,089.0	1.75

Total	¥184,179.1	1.41%	¥193,824.3	1.25%	¥212,176.3	1.19%

Financed by:
Interest-bearing liabilities:
Domestic	¥130,916.6	0.26%	¥135,974.9	0.21%	¥141,878.0	0.18%
Foreign	34,504.0	0.88	37,424.6	0.73	47,535.3	0.64

Total	165,420.6	0.39	173,399.5	0.32	189,413.3	0.30
Non-interest-bearing liabilities	18,758.5	—	20,424.8	—	22,763.0	—

Total	¥184,179.1	0.35%	¥193,824.3	0.29%	¥212,176.3	0.26%

Interest rate spread		1.02%		0.93%		0.89%
Net interest income as a percentage of total interest-earning assets		1.06%		0.97%		0.92%

Note:
(1)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

We use interest rate and other derivative contracts to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under U.S. GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of Trading account profits—net. Therefore, our net interest income for each of the fiscal years ended March 31, 2012, 2013 and 2014 was not materially affected by gains or losses resulting from such derivative instruments. For a detailed discussion of our risk management activities, see “—A. Operating Results—Results of Operations—Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Net interest income for the fiscal year ended March 31, 2014 was ¥1,961.3 billion, an increase of ¥90.2 billion from ¥1,871.1 billion for the fiscal year ended March 31, 2013.

Interest income increased ¥94.8 billion to ¥2,522.3 billion for the fiscal year ended March 31, 2014 from ¥2,427.5 billion for the previous fiscal year. Of the ¥94.8 billion of increase in interest income, ¥85.9 billion was attributable to interest income from loans, including fees, especially from foreign branches and subsidiaries reflecting a higher volume of loans, while interest income from the domestic loan business decreased due to downward pressure on interest rates. Interest income from deposits in other banks increased ¥19.8 billion mainly due to a higher balance of deposits in central banks including the Bank of Japan and the FRB, and interest income from trading account assets increased ¥12.6 billion due to a higher volume of foreign currency denominated bonds which were held by our banking subsidiaries and which were accounted for as trading securities. These increases were partially offset by a decrease of ¥28.5 billion in interest income from investment securities due to lower interest rates and a decrease in the balance of debt securities held as investment securities.

Interest expense also increased ¥4.6 billion to ¥561.0 billion for the fiscal year ended March 31, 2014 from ¥556.4 billion for the previous fiscal year. For the fiscal year ended March 31, 2014, compared to the previous fiscal year, interest expense on activities in Japan decreased ¥29.0 billion and interest expense on foreign activities increased ¥33.5 billion. The decrease in interest expense on domestic activities was mainly due to decreases in expenses on interest-bearing deposits and long-term debt, reflecting downward pressure on interest rates in Japan despite an increase in the balance of these liabilities. The increase in interest expense on foreign activities was mainly due to a higher volume of deposits in our banking subsidiaries, an increase in long-term debt, reflecting an increase in the balance of borrowings with longer maturities, and higher long-term interest rates, which were partially offset by a decrease in interest expense on payables under repurchase agreements and securities lending transactions mainly due to lower short-term interest rates, such as Euro Overnight Index Average, or EONIA, rates used for repurchase transactions.

The average interest rate spread (the average interest rate for interest-earning assets minus the average interest rate for interest-bearing liabilities) decreased 0.04 percentage points to 0.89% for the fiscal year ended March 31, 2014 from 0.93% for the previous fiscal year. For the fiscal year ended March 31, 2014, compared to the previous fiscal year, the average interest rate on interest-earning assets decreased 0.06 percentage points to 1.19% from 1.25%, while the average interest rate on interest-bearing liabilities decreased 0.02 percentage points to 0.30% from 0.32%, which resulted in the overall decrease in the average interest rate spread. The average interest rate spread on domestic activities decreased 0.05 percentage points to 0.69% from 0.74%, and the average interest rate spread on foreign activities decreased 0.11 percentage points to 1.11% from 1.22%. The lower interest rates and intensified competitive environment caused the interest rates on both domestic and foreign activities in both assets and liabilities to decline. As the interest rates on domestic interest-bearing liabilities remained at near-zero level, the decreases in the interest rates on domestic interest-earning assets exceeded the decreases in the interest rates on domestic interest-bearing liabilities.

In Japan, the Bank of Japan sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets continued to decline, while the average interest rate on domestic interest-bearing liabilities reached and remained at historically low levels. If the Bank of Japan continues to maintain its current policy on its short-term policy interest rate as well as other monetary easing policies, our interest rate spread on domestic activities will likely continue to be under severe pressure. Moreover, monetary easing policies adopted in foreign markets in the Americas, Europe, Asia and other regions have negatively affected our interest rate spread on foreign activities in recent periods. In addition, our interest rate spread may be affected by changes in long-term interest rates, which, for example, have been fluctuating to an increasing degree in Japan in recent periods due to wider fluctuations in long-term Japanese government bond prices. For further information on the Bank of Japan’s monetary policy and recent interest rate fluctuations in Japan, see “Business Environment — Economic Environment in Japan.”

Average interest-earning assets for the fiscal year ended March 31, 2014 were ¥212,176.3 billion, an increase of ¥18,352.0 billion from ¥193,824.3 billion for the fiscal year ended March 31, 2013. Average domestic interest-earning assets for the fiscal year ended March 31, 2014 were ¥135,087.3 billion, an increase of ¥327.7 billion from ¥134,759.6 billion for the previous fiscal year, mainly due to increases in interest-earning deposits in other banks, particularly the Bank of Japan, and loans mainly to the national government of Japan. Average foreign interest-earning assets for the fiscal year ended March 31, 2014 were ¥77,089.0 billion, an increase of ¥18,024.3 billion from ¥59,064.7 billion for the previous fiscal year, mainly due to increases in loans and trading account assets. The increase in foreign loans was mainly due to an increase in loans at the overseas branches of BTMU, especially the New York branch, and MUB through the acquisition of a local bank. The increase in foreign trading account assets was primarily due to an increase in the value of foreign debt securities translated into Japanese yen resulting from the depreciation of the Japanese yen against other major currencies as of March 31, 2014 compared to March 31, 2013.

Average interest-bearing liabilities for the fiscal year ended March 31, 2014 were ¥189,413.3 billion, an increase of ¥16,013.8 billion from ¥173,399.5 billion for the fiscal year ended March 31, 2013. Average domestic interest-bearing liabilities for the fiscal year ended March 31, 2014 were ¥141,878.0 billion, an increase of ¥5,903.1 billion from ¥135,974.9 billion for the previous fiscal year, mainly due to increases in deposits, and call money, funds purchased, and payables under repurchase agreements and securities lending transactions. The increase in deposits was mainly due to increases in the ordinary deposits in our commercial and trust banking subsidiaries, while the increase in call money, funds purchased and payables under repurchase agreements and securities lending transactions was mainly due to increases in payables under repurchase agreements in our commercial and trust banking subsidiaries, as well as increases in payables under securities lending transactions in our trust banking subsidiaries. Average foreign interest-bearing liabilities for the fiscal year ended March 31, 2014 were ¥47,535.3 billion, an increase of ¥10,110.7 billion from ¥37,424.6 billion for the previous fiscal year, mainly due to increases in deposits in foreign branches of BTMU and MUB, as well as increases in call money, funds purchased, and payables under repurchase agreements and securities lending transactions reflecting higher payables under securities lending transactions in foreign branches and subsidiaries of our securities subsidiaries.

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

The average interest rate spread (the average interest rate for interest-earning assets minus the average interest rate for interest-bearing liabilities) decreased 0.09 percentage points to 0.93% for the fiscal year ended March 31, 2013 from 1.02% for the previous fiscal year. For the fiscal year ended March 31, 2013 compared to the previous fiscal year, the average interest rate on interest-earning assets decreased 0.16 percentage points to 1.25% from 1.41%, while the average interest rate on interest-bearing liabilities decreased 0.07 percentage points to 0.32% from 0.39%, which resulted in the overall decrease in the average interest rate spread. The average interest rate spread on domestic activities decreased 0.07 percentage points to 0.74% for the fiscal year ended March 31, 2013 from 0.81% for the previous fiscal year as interest rates on interest-earning assets decreased at steeper rates than interest-bearing liabilities in the current near-zero interest rate environment. The average interest rate spread on foreign activities decreased 0.14 percentage points to 1.22% for the fiscal year ended March 31, 2013 from 1.36% for the previous fiscal year. Excluding the one-time gain on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock, our average foreign interest rate spread would have improved primarily because we were able to effectively manage the yields on our interest-earning assets while interest rates on our interest-bearing liabilities decreased as market interest rates declined.

In Japan, the Bank of Japan sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets continued to decline, while the average interest rate on domestic interest-bearing liabilities reached and remained at historically low levels. If the Bank of Japan continues to maintain its current policy on its short-term policy interest rate as well as other monetary easing policies, our interest rate spread on domestic activities will likely continue to be under severe pressure. Moreover, monetary easing policies adopted in foreign markets in the Americas, Europe, Asia and other regions have negatively affected our interest rate spread on foreign activities in recent periods. In addition, our interest rate spread may be affected by changes in long-term interest rates, which, for example, have been fluctuating to an increasing degree in Japan in recent periods due to wider fluctuations in long-term Japanese government bond prices. For further information on the Bank of Japan’s monetary policy and recent interest rate fluctuations in Japan, see “Business Environment—Economic Environment in Japan.”

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

Provision (credit) for credit losses

Provision (credit) for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio—Allowance policy.”

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

We recorded ¥106.4 billion of credit for credit losses for the fiscal year ended March 31, 2014 compared to provision for credit losses of ¥144.5 billion for the fiscal year ended March 31, 2013. By segment, ¥70.1 billion, ¥36.0 billion and ¥5.9 billion of credit for credit losses were recorded in the Commercial, Residential and MUAH segments, respectively, and ¥5.6 billion of provision for credit losses was recorded in the Card segment for the fiscal year ended March 31, 2014, compared to ¥127.9 billion, ¥1.3 billion, ¥12.4 billion and ¥2.9 billion of provision for credit losses in the Commercial, Residential, Card and MUAH segments, respectively, for the previous fiscal year.

The improvement in the Commercial segment was mainly due to the upgrades of the internal borrower ratings of a substantial portion of large borrowers in the segment whose financial performance and prospects improved in light of favorable economic conditions in Japan, including a depreciating Japanese yen and rising stock prices. The improvement in the Residential segment was mainly due to an overall improvement in the credit quality of the loan portfolio of the segment, including a decrease in the number of civil rehabilitation filings made by individual borrowers, as economic conditions were generally favorable in Japan. The improvement in the Card segment primarily reflected an overall improvement in the credit quality of the loan portfolio of the segment partially as a result of our implementation of stricter borrower screening under regulatory reforms in the consumer finance industry.

The credit for credit losses in our domestic loan portfolio was ¥81.4 billion for the fiscal year ended March 31, 2014, compared to provision for credit losses of ¥115.7 billion for the fiscal year ended March 31, 2013. The credit for credit losses in our foreign portfolio for the fiscal year ended March 31, 2014 was ¥25.0 billion, compared to provision for credit losses of ¥28.8 billion for the previous fiscal year. MUAH had reversal of allowance for credit losses of ¥5.9 billion for the fiscal year ended March 31, 2014 primarily due to improved credit quality of its loan portfolio.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Provision for credit losses for the fiscal year ended March 31, 2013 was ¥144.5 billion, a decrease of ¥79.3 billion from ¥223.8 billion for the fiscal year ended March 31, 2012. The provision for credit losses decreased ¥53.5 billion, ¥28.2 billion and ¥15.5 billion in our Commercial segment, Residential segment and Card segment, respectively. On the other hand, the provision for credit losses increased ¥17.9 billion in our MUAH segment.

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

The provision for credit losses in our domestic loan portfolio was ¥115.7 billion, a decrease of ¥104.0 billion from ¥219.7 billion for the fiscal year ended March 31, 2012. The provision for credit losses in our foreign loan portfolio for the fiscal year ended March 31, 2013 was ¥28.8 billion, an increase of ¥24.7 billion compared to the provision for credit losses of ¥4.1 billion for the previous fiscal year. Although the significant improvement in the credit quality of MUAH’s loan portfolio resulted in a reversal of provision in the MUAH segment in the fiscal year ended March 31, 2012, the pace of improvement slowed in the fiscal year ended March 31, 2013, resulting in a provision for credit losses of ¥2.9 billion.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions)
Fees and commissions income:
Trust fees	¥95.0	¥92.5	¥105.7
Fees on funds transfer and service charges for collections	139.8	137.3	140.0
Fees and commissions on international business	57.7	58.9	68.3
Fees and commissions on credit card business	149.9	149.7	157.2
Service charges on deposits	18.2	16.7	20.5
Fees and commissions on securities business	128.4	156.0	221.8
Fees on real estate business	23.6	28.0	34.7
Insurance commissions	33.7	33.6	39.7
Fees and commissions on stock transfer agency services	49.3	49.1	49.4
Guarantee fees	58.4	55.4	52.6
Fees on investment funds business	126.6	130.0	155.6
Other fees and commissions	219.4	253.7	248.6

Total	1,100.0	1,160.9	1,294.1
Foreign exchange gains (losses)—net	34.3	(39.0)	(61.8)

Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	77.7	(82.7)	(84.4)
Net profits on trading account securities, excluding derivatives	589.6	653.0	50.5

Total	667.3	570.3	(33.9)

Investment securities gains—net:
Net gains on sales of securities available for sale:
Debt securities	142.9	185.9	128.8
Marketable equity securities	34.1	64.8	77.7
Impairment losses on securities available for sale:
Debt securities	(13.8)	(8.3)	(2.6)
Marketable equity securities	(176.1)	(113.5)	(0.3)
Other	32.3	27.1	99.9

Total	19.4	156.0	303.5
Equity in earnings (losses) of equity method investees—net	(499.4)	60.2	110.5
Gains on sales of loans	15.6	14.8	17.7
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	—	115.2
Other non-interest income	103.4	144.8	75.7

Total non-interest income	¥1,440.6	¥2,068.0	¥1,821.0

Fees and commissions income

Fees and commissions income consist of income from fees and commissions listed in the above table. Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans, investment funds and other clients. Fees on funds transfer and service charges for collection are fees earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for withdrawal and other services relating to deposits such as checking account deposits. Fees and commissions on securities business include those on underwriting, brokerage and advisory services and arrangement fees on securitizations. Fees on real estate business primarily consist of fees from real estate agent services. Insurance commissions are commissions earned by acting as agent for insurance companies to sell insurance products. Fees and commissions on stock transfer agency services consist of fees earned primarily on stock title transfers and agency services for the calculation and payment of dividends. Guarantee fees are fees earned by providing guarantees on residential mortgage loans. Fees on investment funds business primarily consist of management fees for investment funds. Other fees and commissions include various arrangement fees and agent fees excluding the fees and commissions mentioned above.

Net foreign exchange gains (losses)

Net foreign exchange gains (losses) consist of foreign exchange gains (losses) on derivative contracts, foreign exchange gains (losses) on other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

Foreign exchange gains (losses) related to derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For the details of derivative contracts, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report. Foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings. Foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on translation into Japanese yen of securities under the fair value option. For the details of the fair value option, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Net trading account profits (losses)

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

We generally do not separate for financial reporting purposes customer originated trading activities from those with non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable currency. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:

•

Interest rate contracts:    Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management; and

•	Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, consist of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits (losses) on trading account securities primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities are included in accordance with the applicable accounting rules. Net profits (losses) on securities under the fair value option are classified into trading accounts profits (losses) in accordance with certain accounting rules. For the details of the fair value option, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

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

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Non-interest income for the fiscal year ended March 31, 2014 was ¥1,821.0 billion, a decrease of ¥247.0 billion from ¥2,068.0 billion for the fiscal year ended March 31, 2013. This decrease was mainly attributable to a ¥602.5 billion decrease in net profits on trading account securities, excluding derivatives, to ¥50.5 billion for the fiscal year ended March 31, 2014 from ¥653.0 billion for the fiscal year ended March 31, 2013. This decrease was partially offset by a ¥133.2 billion increase in fees and commissions income, primarily due to higher fees and commissions on securities business and investment funds business, and by a ¥147.5 billion increase in investment securities gains mainly attributable to a ¥113.2 billion improvement in impairment losses on marketable equity securities available for sale, and by a one-time adjustment of ¥115.2 billion in connection with the transfer of the substitutional portion of MUTB’s benefit obligations relating to employee benefit funds to the Japanese government.

Fees and commissions income

Fees and commissions income for the fiscal year ended March 31, 2014 was ¥1,294.1 billion, an increase of ¥133.2 billion from ¥1,160.9 billion for the fiscal year ended March 31, 2013. This increase was partly due to an increase of ¥65.8 billion in fees and commissions from our securities business, particularly commissions from brokerage and underwriting activities. Fees on investment funds business increased ¥25.6 billion due to a larger amount of mutual funds in our trust banking and commercial banking subsidiaries, while trust fees increased ¥13.2 billion reflecting increases in pension assets and mutual fund assets partly due to higher prices of financial products such as equity securities. Fees on international business also increased ¥9.4 billion mainly in our commercial banking subsidiaries due to increases in fees on foreign exchange transactions in foreign branches.

Net foreign exchange losses

The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2013 and 2014:

	Fiscal years ended March 31,
	2013	2014
	(in billions)
Foreign exchange losses—net:
Net foreign exchange losses on derivative contracts	¥(94.2)	¥(52.7)
Net foreign exchange losses on other than derivative contracts	(2,130.7)	(2,026.4)
Net foreign exchange gains related to the fair value option	2,185.9	2,017.3

Total	¥(39.0)	¥(61.8)

Net foreign exchange losses for the fiscal year ended March 31, 2014 were ¥61.8 billion, compared to ¥39.0 billion of net foreign exchange losses for the fiscal year ended March 31, 2013. This was mainly due to a decrease of ¥168.6 billion in net foreign exchange gains related to the fair value option. This decrease was primarily because the Japanese yen depreciated to smaller degrees against other major currencies during the fiscal year ended March 31, 2014, compared to the previous fiscal year. This was partially offset by an improvement of ¥104.3 billion in foreign exchange losses on other than derivative contracts mainly due to lower foreign exchange translation losses on monetary liabilities denominated in foreign currencies in our commercial banking subsidiaries, reflecting the gradual depreciation of the Japanese yen against other major currencies, and by an improvement of ¥41.5 billion in foreign exchange losses on derivative contracts mainly in our trust banking and securities subsidiaries.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the fiscal years ended March 31, 2013 and 2014:

	Fiscal years ended March 31,
	2013	2014
	(in billions)
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts
Interest rate contracts	¥121.4	¥29.9
Equity contracts	(137.6)	(104.7)
Commodity contracts	3.8	2.9
Credit derivatives	(10.9)	(6.4)
Other	(59.4)	(6.1)

Total	¥(82.7)	¥(84.4)

Net profits on trading account securities, excluding derivatives
Trading account securities	¥341.2	¥276.5
Trading account securities under the fair value option	311.8	(226.0)

Total	¥653.0	¥50.5

Total	¥570.3	¥(33.9)

We recorded net trading account losses of ¥33.9 billion for the fiscal year ended March 31, 2014 compared to net trading account profits of ¥570.3 billion for the fiscal year ended March 31, 2013. This was mainly due to a decrease of ¥602.5 billion in net profits on trading account securities, excluding derivatives, which primarily consisted of a decrease of ¥393.3 billion in our commercial banking subsidiaries and a decrease of ¥239.9 billion in our trust banking subsidiaries. Due to the increases in interest rates in the United States reflecting the tapering of the quantitative monetary easing program by the FRB, the fair values of foreign bonds, including U.S. Treasury bonds, decreased significantly. In addition, we also incurred losses on transactions in mutual funds investing in debt securities executed in the trading account.

Net investment securities gains

Net investment securities gains for the fiscal year ended March 31, 2014 were ¥303.5 billion, an increase of ¥147.5 billion from ¥156.0 billion for the fiscal year ended March 31, 2013. This increase was mainly due to an improvement of ¥113.2 billion in impairment losses on marketable equity securities, an increase of ¥12.9 billion in gains on sales of marketable equity securities, and an improvement of ¥5.7 billion in impairment losses on debt securities, due to higher stock prices reflecting an overall improvement in financial performance of the corporate sector in Japan, which benefited from the depreciation of the Japanese yen against other major currencies and increased private consumption. The increase in net investment securities gains was also attributable to higher gains on sales of unlisted preferred securities of other companies held by our banking subsidiaries. However, this was partially offset by a ¥57.1 billion decrease in net gains on sales of debt securities due to a lower volume of debt securities, including Japanese government bonds, sold.

Net equity in earnings of equity method investees

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2014 was ¥110.5 billion, compared to net equity in earnings of equity method investees of ¥60.2 billion for the previous fiscal year, mainly due to higher earnings from the equity method investees such as Morgan Stanley.

Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans

We recorded a one-time adjustment of ¥115.2 billion for the fiscal year ended March 31, 2014, in connection with the transfer to the Japanese government of the substitutional portion of MUTB’s benefit obligations relating to employee benefit funds.

In December 2011, in accordance with the Defined Benefit Corporate Pension Plan Act, which permits each employer and employees’ pension fund plan to separate the substitutional portion of the employees’ pension fund from the rest of the fund and transfer the related obligation and assets to the Japanese government, MUTB obtained an approval from the Minister of Health, Labor and Welfare for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2013, MUTB also obtained an approval for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. To complete the separation process, the substitutional obligation and the related plan assets were transferred to the Japanese government on February 17, 2014. In accordance with the guidance, which addresses the accounting for the transfer to the Japanese government of a substitutional portion of employee pension fund liabilities, MUTB accounted for the entire separation process, upon completion of transfer of the plan assets to the government, as a single settlement transaction. For the fiscal year ended March 31, 2014, MUTB recognized the difference of ¥115.2 billion between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government subsidy.

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

Net foreign exchange losses for the fiscal year ended March 31, 2013 were ¥39.0 billion, compared to ¥34.3 billion of net foreign exchange gains for the fiscal year ended March 31, 2012. The Japanese yen depreciated rapidly against other major foreign currencies, including the U.S. dollar, towards the end of the fiscal year ended March 31, 2013 and thus contributed to an increase in yen-denominated foreign exchange gains related to the fair value option. However, this increase was more than offset by an increase in foreign exchange losses on other than derivative contracts resulting from an increase in foreign exchange trading losses and higher foreign exchange translation losses on monetary liabilities denominated in foreign currencies, which we assumed when the Japanese yen was higher.

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

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions)
Salaries and employee benefits	¥900.1	¥932.4	¥1,029.6
Occupancy expenses—net	150.8	151.1	158.4
Fees and commissions expenses	204.7	209.8	222.0
Outsourcing expenses, including data processing	191.1	198.1	216.7
Depreciation of premises and equipment	94.8	94.0	103.7
Amortization of intangible assets	212.2	207.6	198.1
Impairment of intangible assets	31.0	3.4	0.3
Insurance premiums, including deposit insurance	115.4	98.7	101.1
Communications	49.3	47.1	50.9
Taxes and public charges	65.6	66.9	69.5
Other non-interest expenses	307.7	369.6	318.0

Total non-interest expense	¥2,322.7	¥2,378.7	¥2,468.3

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Non-interest expense for the fiscal year ended March 31, 2014 was ¥2,468.3 billion, an increase of ¥89.6 billion from ¥2,378.7 billion for the previous fiscal year. This increase was mainly due to a ¥97.2 billion increase in salaries and employee benefits expenses reflecting an increase in the number of employees in our commercial banking subsidiaries and higher performance-based compensation in our securities subsidiaries, a ¥18.6 billion increase in outsourcing expenses, including data processing, and a ¥12.2 billion increase in fees and commissions expenses. These increases were partially offset by a ¥51.6 billion decrease in other non-interest expenses.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2014 were ¥1,029.6 billion, an increase of ¥97.2 billion from ¥932.4 billion for the previous fiscal year. This increase was due to a one-time loss of ¥40.7 billion in connection with the transfer to the Japanese government of the substitutional portion of MUTB’s benefit obligations relating to employee benefit funds, an increase in the number of employees in foreign branches, especially in New York, of our commercial banking subsidiaries, MUAH’s acquisition of local banks, larger bonus payments under a performance-based bonus plan in our securities subsidiaries, and the depreciation of Japanese yen against other major currencies.

Fees and commissions expenses

Fees and commissions expenses for the fiscal year ended March 31, 2014 was ¥222.0 billion, an increase of ¥12.2 billion from ¥209.8 billion for the fiscal year ended March 31, 2013. This increase was mainly due to an increase in fees and commissions expenses recorded in our consumer finance subsidiaries reflecting an increased volume of transactions. The fees and commissions expenses in our commercial banking, trust banking and securities subsidiaries also increased during the fiscal year due to higher transaction volumes as the subsidiaries took advantage of improvements in the business environment after the introduction of “Abenomics” in December 2012.

Outsourcing expenses, including data processing

Outsourcing expenses, including data processing, for the fiscal year ended March 31, 2014 was ¥216.7 billion, an increase of ¥18.6 billion from ¥198.1 billion for the fiscal year ended March 31, 2013. A substantial portion of this increase was recorded in our commercial banking subsidiaries due to higher maintenance fees related to system software in foreign branches and subsidiaries, including MUAH. The increase in outsourcing expenses was also attributable to higher outsourcing fees incurred by our securities subsidiaries, and an increase in the number of temporary employees obtained from temporary staffing agencies.

Other non-interest expenses

Other non-interest expenses for the fiscal year ended March 31, 2014 were ¥318.0 billion, a decrease of ¥51.6 billion from ¥369.6 billion for the fiscal year ended March 31, 2013, when other non-interest expenses included the realization of losses which were previously recorded in foreign currency translation included in accumulated other comprehensive income, resulting from the deconsolidation of several overseas variable interest entities, or VIEs. There were no such non-interest expenses recorded for the fiscal year ended March 31, 2014.

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

Income Tax Expense

The following table shows a summary of our income tax expense for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions, except percentages)
Income before income tax expense	¥849.9	¥1,415.9	¥1,420.4
Income tax expense	429.2	296.0	337.9
Effective income tax rate	50.5%	20.9%	23.8%
Combined normal effective statutory tax rate	40.6%	38.0%	38.0%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2012, 2013 and 2014 are summarized as follows:

	Fiscal years ended March 31,
	2012	2013	2014
Combined normal effective statutory tax rate	40.6%	38.0%	38.0%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.2	0.1	0.2
Dividends from foreign subsidiaries	0.1	0.0	0.0
Foreign tax credits and payments	(2.1)	(0.8)	(0.6)
Lower tax rates applicable to income of subsidiaries	(0.5)	(0.5)	(0.4)
Change in valuation allowance	2.3	(7.3)	(12.4)
Realization of previously unrecognized tax effects of subsidiaries	0.0	(10.7)	(0.1)
Nontaxable dividends received	(3.4)	(2.3)	(3.3)
Undistributed earnings of subsidiaries	0.2	1.5	0.5
Tax and interest expense for uncertainty in income taxes	0.1	(0.1)	—
Expiration of loss carryforward	4.8	2.1	—
Effect of changes in tax laws	9.1	—	1.2
Other—net	(0.9)	0.9	0.7

Effective income tax rate	50.5%	20.9%	23.8%

The effective income tax rate for the fiscal year ended March 31, 2014 was 23.8%, 14.2 percentage points lower than the combined normal effective statutory tax rate of 38.0%. This lower effective income tax rate primarily reflected a decrease in the valuation allowance against deferred tax assets which accounted for 12.4 percentage points of the difference between the combined normal effective statutory tax rate and the effective income tax rate. For the fiscal year ended March 31, 2014, we recorded a valuation allowance release on the basis of management’s reassessment of the amount of our deferred tax assets that were more likely than not to be realized. As of March 31, 2014, management considered new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. Among others,

•

a release of valuation allowance of ¥91.1 billion was due to the application of the consolidated corporate-tax system beginning with the fiscal year ending March 31, 2015. This is because MUFG would be able to utilize income in more profitable subsidiaries to realize the benefit of net operating loss carryforwards and existing deductible temporary differences recorded at MUFG. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly owned domestic subsidiaries. Management believes that the net operating loss carryforwards related to corporate taxes will be fully utilized by the application of the consolidated corporate-tax system; and

•

a release of valuation allowance of ¥45.9 billion was due to the profitability improvement of a certain subsidiary. Management considered various factors, including the improved operating performance and cumulative operating results over the prior several years of the subsidiary as well as the outlook regarding prospective operating performance of the subsidiary, and determined that sufficient positive evidence exists as of March 31, 2014, to conclude that it is more likely than not that additional deferred tax assets would be realizable.

The effective income tax rate of 20.9% for the fiscal year ended March 31, 2013 was 17.1 percentage points lower than the combined normal effective statutory tax rate of 38.0%. This lower effective income tax rate primarily reflected the liquidation of a subsidiary, whose assets and operations we took over after the liquidation, and the realization of tax benefits from the temporary differences not previously recognized as part of deferred tax assets. The lower effective tax rate also reflected a ¥161.7 billion decrease in valuation allowance to ¥483.0 billion as of March 31, 2013 from ¥644.7 billion as of March 31, 2012. The valuation allowance was reduced to the extent that it was more likely than not that the deferred tax assets would be realized primarily because certain subsidiaries were considered to have returned to sustained profitability.

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

On November 30, 2011, the Japanese Diet enacted two tax related laws, namely “Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration form The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate is effective for the fiscal year beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts caused the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015.

On March 20, 2014, the Japanese Diet enacted the “2014 Tax Reform” which terminated the temporary surtax levied on corporate income taxes one year earlier than the change in tax law on November 30, 2011 as described above. As a result, the effective statutory rate of corporate income tax for the fiscal year ending March 31, 2015 was set at approximately 35.6%. The change in tax law resulted in an increase of ¥16.7 billion in income tax expense for the fiscal year ended March 31, 2014.

Net income attributable to noncontrolling interests

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

We recorded net income attributable to noncontrolling interests of ¥67.1 billion for the fiscal year ended March 31, 2014, compared to net income attributable to noncontrolling interests of ¥50.7 billion for the previous fiscal year. This increase was mainly due to an increase in net income recorded at MUMSS, in which MUFG has a 60% economic interest, in the fiscal year ended March 31, 2014.

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

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared on the basis of U.S. GAAP. For example, operating profit does not reflect items such as a part of the provision for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

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

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUB), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. MUB is one of the largest commercial banks in California by both total assets and total deposits. MUB provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. MUB’s parent company is MUAH, which is a bank holding company in the United States.

Global Markets—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective April 1, 2013 and October 1, 2013, in order to further streamline and integrate our managerial accounting methodologies on a group-wide basis, we made modifications to such methodologies, which mainly affected the Integrated Retail Banking Business Group and the Corporate Banking Business Group. These modifications had no impact on our total operating profit for the fiscal years ended March 31, 2012 and 2013, but affected net revenue and operating expense allocations among business segments. Prior period business segment information has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

For further information, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

The following table set forth our business segment information for the fiscal years ended March 31, 2012, 2013 and 2014:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group
				Other than MUAH	MUAH	Total	Global Markets	Other	Total
	(in billions)
Fiscal year ended March 31, 2012:
Net revenue:	¥1,227.1	¥870.7	¥140.1	¥364.6	¥252.0	¥616.6	¥727.9	¥(1.3)	¥3,581.1
Operating expenses	915.8	440.5	87.3	196.5	173.0	369.5	128.1	161.4	2,102.6

Operating profit (loss)	¥311.3	¥430.2	¥52.8	¥168.1	¥79.0	¥247.1	¥599.8	¥(162.7)	¥1,478.5

Fiscal year ended March 31, 2013:
Net revenue:	¥1,207.8	¥864.0	¥138.8	¥465.4	¥288.5	¥753.9	¥763.0	¥(10.8)	¥3,716.7
Operating expenses	917.3	434.4	88.3	246.8	205.4	452.2	142.5	174.4	2,209.1

Operating profit (loss)	¥290.5	¥429.6	¥50.5	¥218.6	¥83.1	¥301.7	¥620.5	¥(185.2)	¥1,507.6

Fiscal year ended March 31, 2014:
Net revenue:	¥1,290.6	¥924.5	¥159.2	¥567.9	¥375.9	¥943.8	¥568.6	¥(13.6)	¥3,873.1
Operating expenses	961.9	438.4	94.4	299.5	266.9	566.4	176.5	172.4	2,410.0

Operating profit (loss)	¥328.7	¥486.1	¥64.8	¥268.4	¥109.0	¥377.4	¥392.1	¥(186.0)	¥1,463.1

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group increased ¥82.8 billion to ¥1,290.6 billion for the fiscal year ended March 31, 2014 from ¥1,207.8 billion for the fiscal year ended March 31, 2013. Net revenue of the Integrated Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to increases in volumes of sales of financial products such as mutual funds, debt securities and equity securities, reflecting improved market conditions since the introduction of “Abenomics” despite the negative impact of lower interest income from loans due to lower interest rates.

Operating expenses of the Integrated Retail Banking Business Group increased ¥44.6 billion to ¥961.9 billion for the fiscal year ended March 31, 2014 from ¥917.3 billion for the fiscal year ended March 31, 2013.

Operating profit of the Integrated Retail Banking Business Group increased ¥38.2 billion to ¥328.7 billion for the fiscal year ended March 31, 2014 from ¥290.5 billion for the fiscal year ended March 31, 2013.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased ¥60.5 billion to ¥924.5 billion for the fiscal year ended March 31, 2014 from ¥864.0 billion for the fiscal year ended March 31, 2013. Net revenue of the Integrated Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was mainly from investment banking businesses such as derivative sales and structured financing in our banking subsidiaries and from primary and secondary businesses in our securities subsidiaries, reflecting improved market conditions in Japan.

Operating expenses of the Integrated Corporate Banking Business Group were ¥438.4 billion for the fiscal year ended March 31, 2014, an increase of ¥4.0 billion from ¥434.4 billion for the fiscal year ended March 31, 2013.

Operating profit of the Integrated Corporate Banking Business Group increased ¥56.5 billion to ¥486.1 billion for the fiscal year ended March 31, 2014 from ¥429.6 billion for the fiscal year ended March 31, 2013.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group increased ¥20.4 billion to ¥159.2 billion for the fiscal year ended March 31, 2014 from ¥138.8 billion for the fiscal year ended March 31, 2013. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. Improvements in market conditions since the introduction of “Abenomics” had a positive impact on the businesses of the Integrated Trust Assets Business Group.

Operating expenses of the Integrated Trust Assets Business Group increased by ¥6.1 billion to ¥94.4 billion for the fiscal year ended March 31, 2014 from ¥88.3 billion for the fiscal year ended March 31, 2013.

Operating profit of the Integrated Trust Assets Business Group increased ¥14.3 billion to ¥64.8 billion for the fiscal year ended March 31, 2014 from ¥50.5 billion for the fiscal year ended March 31, 2013.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥189.9 billion to ¥943.8 billion for the fiscal year ended March 31, 2014 from ¥753.9 billion for the fiscal year ended March 31, 2013. Net revenue of the Integrated Global Business Group mainly consists of revenues from commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue mainly came from increases in fees and commissions income in Asia and interest income from loans to both Japanese and non-Japanese companies in the Americas. The depreciation of the Japanese yen against other major currencies also contributed to the increase in net revenue of the business group.

Operating expenses of the Integrated Global Business Group increased ¥114.2 billion to ¥566.4 billion for the fiscal year ended March 31, 2014 from ¥452.2 billion for the fiscal year ended March 31, 2013, mainly due to increases in salaries in foreign branches of our commercial banking and securities subsidiaries, and the depreciation of the Japanese yen against other major currencies.

Operating profit of the Integrated Global Business Group increased ¥75.7 billion to ¥377.4 billion for the fiscal year ended March 31, 2014 from ¥301.7 billion for the fiscal year ended March 31, 2013.

Global Markets

Net revenue of Global Markets decreased ¥194.4 billion to ¥568.6 billion for the fiscal year ended March 31, 2014 from ¥763.0 billion for the fiscal year ended March 31, 2013. This decrease was mainly due to lower gains in sales of debt securities, particularly Japanese government bonds held as investment securities, in our commercial and trust banking subsidiaries, reflecting lower volumes of debt securities sold, despite increases in gains from the equity and debt securities trading in our securities subsidiaries.

Operating expenses of Global Markets increased ¥34.0 billion to ¥176.5 billion for the fiscal year ended March 31, 2014 from ¥142.5 billion for the fiscal year ended March 31, 2013, primarily due to an increase in salaries, including performance-based bonuses in our securities subsidiaries, reflecting increased market activities.

Operating profit of the Global Markets decreased ¥228.4 billion to ¥392.1 billion for the fiscal year ended March 31, 2014 from ¥620.5 billion for the fiscal year ended March 31, 2013.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥19.3 billion to ¥1,207.8 billion for the fiscal year ended March 31, 2013 from ¥1,227.1 billion for the fiscal year ended March 31, 2012. Net revenue of the Integrated Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue reflected a decrease in income generated from funds deposited with us due to the impact of the declining interest rate environment that continued throughout the fiscal year ended March 31, 2013, and a decrease in income related to our group companies engaged in the consumer finance business reflecting a decrease in volume of consumer loans, partially offset by an increase in fees from sales of insurance and other investment products.

Operating expenses of the Integrated Retail Banking Business Group increased ¥1.5 billion to ¥917.3 billion for the fiscal year ended March 31, 2013 from ¥915.8 billion for the fiscal year ended March 31, 2012.

Operating profit of the Integrated Retail Banking Business Group decreased ¥20.8 billion to ¥290.5 billion for the fiscal year ended March 31, 2013 from ¥311.3 billion for the fiscal year ended March 31, 2012.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group decreased ¥6.7 billion to ¥864.0 billion for the fiscal year ended March 31, 2013 from ¥870.7 billion for the fiscal year ended March 31, 2012. Net revenue of the Integrated Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to a decrease in net interest income from deposits reflecting the low interest rate environment and the generally stagnant demand for loans from customers except for a few large corporate borrowers, partially offset by increases in investment banking business related to structured financing and asset finance business primarily due to increased cross-selling, customer referral and other coordinated efforts between our banking and securities subsidiaries.

Operating expenses of the Integrated Corporate Banking Business Group were ¥434.4 billion for the fiscal year ended March 31, 2013, a decrease of ¥6.1 billion from ¥440.5 billion for the fiscal year ended March 31, 2012.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥0.6 billion to ¥429.6 billion for the fiscal year ended March 31, 2013 from ¥430.2 billion for the fiscal year ended March 31, 2012.

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

Operating expenses of the Integrated Trust Assets Business Group increased ¥1.0 billion to ¥88.3 billion for the fiscal year ended March 31, 2013 from ¥87.3 billion for the fiscal year ended March 31, 2012.

Operating profit of the Integrated Trust Assets Business Group decreased ¥2.3 billion to ¥50.5 billion for the fiscal year ended March 31, 2013 from ¥52.8 billion for the fiscal year ended March 31, 2012.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥137.3 billion to ¥753.9 billion for the fiscal year ended March 31, 2013 from ¥616.6 billion for the fiscal year ended March 31, 2012. Net revenue of the Integrated Global Business Group mainly consists of revenues from commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue was mainly due to increases in interest income attribute to non-Japanese customers mainly in Asia and income from investment banking business especially in Europe and the United States.

Operating expenses of the Integrated Global Business Group increased ¥82.7 billion to ¥452.2 billion for the fiscal year ended March 31, 2013 from ¥369.5 billion for the fiscal year ended March 31, 2012, reflecting the geographic expansion of our operations and an increase in regulatory costs for our banking business.

Operating profit of the Integrated Global Business Group increased ¥54.6 billion to ¥301.7 billion for the fiscal year ended March 31, 2013 from ¥247.1 billion for the fiscal year ended March 31, 2012.

Global Markets

Net revenue of Global Markets increased ¥35.1 billion to ¥763.0 billion for the fiscal year ended March 31, 2013 from ¥727.9 billion for the fiscal year ended March 31, 2012. This increase was mainly due to gains from our asset and liability management business, gains attributable to the sales and trading business, and profits from the overseas fixed income businesses of MUMSS.

Operating expenses of Global Markets increased ¥14.4 billion to ¥142.5 billion for the fiscal year ended March 31, 2013 from ¥128.1 billion for the fiscal year ended March 31, 2012.

Operating profit of the Global Markets increased ¥20.7 billion to ¥620.5 billion for the fiscal year ended March 31, 2013 from ¥599.8 billion for the fiscal year ended March 31, 2012. This increase was mainly due to the gains from our asset and liability management business.

Geographic Segment Analysis

The table below sets forth our total revenue, income before income tax expense and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2012, 2013 and 2014. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥2,936.9	¥3,016.0	¥3,110.1

Foreign:
United States of America(1)	192.8	426.4	219.0
Europe	290.5	256.5	155.0
Asia/Oceania excluding Japan	450.6	585.5	569.0
Other areas(2)	165.7	211.1	290.3

Total foreign	1,099.6	1,479.5	1,233.3

Total	¥4,036.5	¥4,495.5	¥4,343.3

Income (loss) before income tax expense (benefit) :
Domestic	¥498.1	¥767.2	¥1,157.8

Foreign:
United States of America	(91.8)	98.8	(207.1)
Europe	139.4	96.5	11.6
Asia/Oceania excluding Japan	227.4	317.1	253.8
Other areas(2)	76.8	136.3	204.3

Total foreign	351.8	648.7	262.6

Total	¥849.9	¥1,415.9	¥1,420.4

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥163.3	¥499.1	¥859.8

Foreign:
United States of America	(119.8)	95.6	(131.5)
Europe	113.6	78.4	6.5
Asia/Oceania excluding Japan	192.8	275.0	149.4
Other areas(2)	66.3	121.0	131.2

Total foreign	252.9	570.0	155.6

Total	¥416.2	¥1,069.1	¥1,015.4

Notes:
(1)	For the fiscal year ended March 31, 2012, Total revenue of United States of America includes an other-than-temporary impairment loss of Morgan Stanley’s common stock. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for further details of an other-than-temporary impairment loss on Morgan Stanley’s common stock.
(2)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Domestic net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2014 was ¥859.8 billion, compared to net income of ¥499.1 billion for the fiscal year ended March 31, 2013.

This was mainly due to an increase in non-interest income, particularly fees and commissions on securities business, investment fund business and trust business, as our commercial banking, trust banking and securities subsidiaries took advantage of increased market activities in Japan.

Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2014 was ¥155.6 billion, a decrease of ¥414.4 billion from ¥570.0 billion for the fiscal year ended March 31, 2013. The decrease in foreign net income was mainly due to a decrease in net income in the U.S. region reflecting lower fair values of foreign currency denominated bonds related to the fair value option, including U.S. Treasury bonds, as interest rates rose in the United States where the FRB began tapering its quantitative monetary easing program.

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

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

The average exchange rate for the fiscal year ended March 31, 2014 was ¥100.24 per U.S.$1.00, compared to the average exchange rate of ¥83.10 per U.S.$1.00 for the previous fiscal year. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2013 was ¥97.65 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2012 of ¥79.82 per U.S.$1.00.

The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥285.2 billion, net interest income by ¥171.0 billion and income before income tax expense by ¥115.4 billion, respectively, for the fiscal year ended March 31, 2014.

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

Financial Condition

Total Assets

Our total assets as of March 31, 2014 were ¥253.66 trillion, an increase of ¥23.10 trillion from ¥230.56 trillion as of March 31, 2013. The increase in total assets mainly reflected increases in interest-earning deposits in other banks of ¥12.39 trillion, net loans of ¥11.93 trillion, trading securities of ¥2.66 trillion, which were partially offset by decreases in securities available for sale of ¥6.95 trillion and trading derivative assets of ¥2.84 trillion.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies. Foreign assets are denominated primarily in U.S. dollars. The following table shows our total assets as of March 31, 2013 and 2014 by geographic region based principally on the domicile of the obligors:

	As of March 31,
	2013	2014
	(in trillions)
Japan	¥152.00	¥158.81
Foreign:
United States	30.73	40.63
Europe	23.22	22.35
Asia/Oceania excluding Japan	15.94	22.31
Other areas(1)	8.67	9.56

Total foreign	78.56	94.85

Total	¥230.56	¥253.66

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

The Japanese yen amount of foreign currency-denominated assets increased as the relevant foreign exchange rates appreciated against the Japanese yen. For example, as of March 31, 2014 the exchange rate was ¥102.92 per U.S.$1.00, as compared with ¥94.05 as of March 31, 2013. This depreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2013 and March 31, 2014 resulted in a ¥9.66 trillion increase in the Japanese yen amount of our total assets as of March 31, 2014.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2013 and 2014, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	As of March 31,
	2013	2014
	(in billions)
Domestic:
Manufacturing	¥11,767.4	¥11,540.8
Construction	1,056.3	980.9
Real estate	11,143.8	10,989.6
Services	2,881.7	2,693.6
Wholesale and retail	8,330.6	8,475.1
Banks and other financial institutions(1)	3,622.0	3,985.1
Communication and information services	1,314.5	1,443.5
Other industries	12,191.5	13,496.7
Consumer	17,132.3	16,921.3

Total domestic	69,440.1	70,526.6

Foreign:
Governments and official institutions	673.5	811.5
Banks and other financial institutions(1)	7,259.0	9,792.2
Commercial and industrial	18,738.8	24,533.8
Other	2,601.3	4,872.4

Total foreign	29,272.6	40,009.9

Unearned income, unamortized premium—net and deferred loan fees—net	(122.5)	(260.1)

Total(2)	¥98,590.2	¥110,276.4

Notes:
(1)	Loans to the so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥35.3 billion and ¥46.6 billion as of March 31, 2013 and 2014, respectively, which are carried at the lower of cost or estimated fair value.

Loans are our primary use of funds. The average loan balance accounted for 48.0% of total interest-earning assets for the fiscal year ended March 31, 2013 and 48.4% for the fiscal year ended March 31, 2014.

As of March 31, 2014, our total loans were ¥110.28 trillion, an increase of ¥11.69 trillion from ¥98.59 trillion as of March 31, 2013. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance as of March 31, 2014 consisted of ¥70.53 trillion of domestic loans and ¥40.01 trillion of foreign loans, while the loan balance as of March 31, 2013 consisted of ¥69.44 trillion of domestic loans and ¥29.27 trillion of foreign loans.

The domestic loan balance increased 2% between March 31, 2013 and March 31, 2014. The increase was mainly due to an increase in loans to government institutions, which are included in the other industries category. The loan demand from government institutions continued to increase because of the expanding government expenditures and reducing tax revenue. Although loans to the private sector also increased, there is less certainty in the loan demand in the domestic private sector as a result of the continuing negative effect of the regulatory reforms in the consumer finance sector that limits lending to consumers and severe competition among lenders in the residential mortgage loan market in Japan. Loans to construction businesses decreased mainly reflecting weakened demand for loans for apartment building construction projects. In addition, loans to borrowers in the services category declined mainly as a result of our sale of Nippon Business Lease Co., Ltd., a leasing subsidiary in Japan, to Hitachi Capital Corporation in April 2013.

Foreign loans increased 37% between March 31, 2013 and March 31, 2014, mainly due to favorable economic fundamentals in the United States and an appreciation of the relevant foreign currencies against the Japanese yen. Foreign loans increased in all of the industry segments. By region, larger increases in the balances of outstanding loans were recorded in the Americas and in Asia, where Krungsri was newly consolidated in December 2013, compared to other regions, where uncertainty still remains over trends in loan demand.

Changes in the allowance for credit losses and provision (credit) for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2013 and 2014:

Fiscal year ended March 31, 2013:	Commercial	Residential	Card	MUAH	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥984.3	¥171.8	¥68.9	¥60.5	¥1,285.5
Provision for credit losses	127.9	1.3	12.4	2.9	144.5
Charge-offs	80.5	16.3	32.1	15.6	144.5
Recoveries	23.4	0.4	2.7	5.2	31.7

Net charge-offs	57.1	15.9	29.4	10.4	112.8
Others(1)	13.4	—	—	5.4	18.8

Balance at end of fiscal year	¥1,068.5	¥157.2	¥51.9	¥58.4	¥1,336.0

Fiscal year ended March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥1,068.5	¥157.2	¥51.9	¥58.4	¥—	¥1,336.0
Provision (credit) for credit losses	(70.1)	(36.0)	5.6	(5.9)	—	(106.4)
Charge-offs	158.9	4.6	20.1	7.5	—	191.1
Recoveries	29.5	0.3	3.2	4.4	—	37.4

Net charge-offs	129.4	4.3	16.9	3.1	—	153.7
Others(1)	7.9	0.0	—	10.6	—	18.5

Balance at end of fiscal year	¥876.9	¥116.9	¥40.6	¥60.0	¥—	¥1,094.4

Notes:
(1)	Others are principally comprised of gains or losses from foreign exchange translation.
(2)	For the Krungsri segment, which is a new portfolio segment added following our acquisition of Krungsri in December 2013, the acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans since then. Therefore, no allowance for credit loss is stated in the above table.

We recorded credit for credit losses of ¥106.4 billion for the fiscal year ended March 31, 2014, compared to provision for credit losses of ¥144.5 billion for the fiscal year ended March 31, 2013.

For the Commercial segment, ¥70.1 billion of credit for credit losses was recorded for the fiscal year ended March 31, 2014, compared to ¥127.9 billion of provision for credit losses for the previous fiscal year. This mainly reflected the upgrades of the internal borrower ratings of a substantial portion of large borrowers in the segment whose financial performance and prospects improved in light of favorable economic conditions in Japan, including a depreciating Japanese yen and rising stock prices.

For the Residential segment, ¥36.0 billion of credit for credit losses was recorded for the fiscal year ended March 31, 2014, compared to ¥1.3 billion of provision for credit losses for the previous fiscal year. This primarily reflected an overall improvement in the credit quality of the loan portfolio of the segment, including a decrease in the number of civil rehabilitation filings made by individual borrowers, as economic conditions were generally favorable in Japan.

For the Card segment, ¥5.6 billion of provision for credit losses was recorded for the fiscal year ended March 31, 2014, an improvement of ¥6.8 billion compared to the previous fiscal year. This primarily reflected an overall improvement in the credit quality of the loan portfolio of the segment, partly due to our implementation of stricter borrower screening under regulatory reforms in the consumer finance industry.

For the MUAH segment, ¥5.9 billion of credit for credit losses was recorded for the fiscal year ended March 31, 2014, compared to ¥2.9 billion of provision for credit losses for the previous fiscal year. This was due to a general improvement in the credit quality of MUAH’s borrowers, reflecting improvements in U.S. economic conditions, including higher stock and real estate prices.

Charge-offs for the fiscal year ended March 31, 2014 were ¥191.1 billion, an increase of ¥46.6 billion from ¥144.5 billion for the fiscal year ended March 31, 2013. Charge-offs increased ¥78.4 billion in the Commercial segment, primarily reflecting specific borrower conditions, despite an overall improvement in the credit quality of borrowers in the segment. Among other factors, the increase in charge-offs in the Commercial segment reflected a charge-off of a portion of the loan outstanding to a large borrower in the manufacturing category to assist the borrower in improving its financial performance and repayment ability. In addition, we charged off loans to a larger number of small and medium-sized borrowers that continued to face challenging financial conditions and were considered unable to repay their loans. On the other hand, charge-offs decreased in each of the Residential, Card and MUAH segments primarily due to improved customer credit quality.

Charge-offs for the fiscal years ended March 31, 2013 and 2014 in the Commercial segment also reflected sales of nonperforming loans amounting to ¥0.4 billion and ¥16.2 billion, respectively. BTMU and MUTB actively disposed of nonperforming loans in recent periods in order to improve the credit quality of their respective loan portfolios. See Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

The total allowance for credit losses as of March 31, 2014 was ¥1,094.4 billion, a decrease of ¥241.6 billion from ¥1,336.0 billion as of March 31, 2013, as we recorded credit for credit losses of ¥106.4 billion and net charge-offs of ¥153.7 billion for the fiscal year ended March 31, 2014. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

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

We have divided our allowance for loan losses into five portfolio segments—Commercial, Residential, Card, MUAH and Krungsri.

For the Commercial, MUAH and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for individual loans specifically identified for evaluation, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowances. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for individual loans specifically identified for evaluation or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the MUAH segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies. For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur.

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

During the fiscal year ended March 31, 2014, there was no significant change in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2013 and 2014 are shown below:

As of March 31, 2013:	Commercial	Residential	Card	MUAH	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥784.8	¥117.6	¥37.9	¥3.6	¥943.9
Collectively evaluated for impairment	248.8	37.4	13.8	54.7	354.7
Loans acquired with deteriorated credit quality	34.9	2.2	0.2	0.1	37.4

Total	¥1,068.5	¥157.2	¥51.9	¥58.4	¥1,336.0

Loans:
Individually evaluated for impairment	¥1,677.2	¥309.4	¥123.5	¥54.2	¥2,164.3
Collectively evaluated for impairment	75,771.9	14,874.6	534.9	5,099.4	96,280.8
Loans acquired with deteriorated credit quality	101.3	17.2	13.2	100.6	232.3

Total(1)	¥77,550.4	¥15,201.2	¥671.6	¥5,254.2	¥98,677.4

As of March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥640.5	¥69.6	¥29.2	¥4.1	¥—	¥743.4
Collectively evaluated for impairment	209.1	45.4	11.3	55.8	—	321.6
Loans acquired with deteriorated credit quality	27.3	1.9	0.1	0.1	—	29.4

Total	¥876.9	¥116.9	¥40.6	¥60.0	¥—	¥1,094.4

Loans:
Individually evaluated for impairment	¥1,459.3	¥211.8	¥102.9	¥64.0	¥—	¥1,838.0
Collectively evaluated for impairment	83,052.5	14,751.2	493.0	7,060.6	3,025.2	108,382.5
Loans acquired with deteriorated credit quality	75.7	15.3	12.7	115.0	50.7	269.4

Total(1)	¥84,587.5	¥14,978.3	¥608.6	¥7,239.6	¥3,075.9	¥110,489.9

Notes:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans since then. Therefore, no allowance for credit loss is stated in the above table.

The total allowance for credit losses as of March 31, 2014 was ¥1,094.4 billion, a decrease of ¥241.6 billion from ¥1,336.0 billion as of March 31, 2013. This decrease mainly reflected charge-offs, and reversal of allowance for credit losses due to an overall improvement in the credit quality of our loan portfolio. In the Commercial segment, allowance for credit losses decreased ¥191.6 billion to ¥876.9 billion, reflecting the upgrades of the internal borrower ratings of a substantial portion of large borrowers in the segment whose financial performance and prospects improved, and the charge-offs as discussed above. In the Residential segment, allowance for credit losses decreased ¥40.3 billion to ¥116.9 billion primarily due to a decrease in allowance for individually-evaluated impaired loans in the Residential segment as the improved borrower financial conditions allowed us to reset the terms of a substantial portion of housing loans so that the terms of such loans were equivalent to their respective terms prior to the modifications of the original loan terms. In the Card segment, allowance for credit losses decreased ¥11.3 billion to ¥40.6 billion due to a general improvement in customer credit quality. In the MUAH segment, allowance for credit losses increased ¥1.6 billion to ¥60.0 billion due to an increase in newly extended loans, partially offset by an overall improvement in the credit quality of its loan portfolio. For more information, see “—Nonaccrual loans and trouble debt restructurings,” “—Impaired loans and impairment allowance” and “—Credit quality indicator” below.

The total allowance for credit losses represented 0.99% of our total loan portfolio as of March 31, 2014, a decrease of 0.37 percentage points from 1.36% as of March 31, 2013. By segment, the ratio of total allowance to the total loan balance as of March 31, 2014 was 1.04% in the Commercial segment, 0.78% in the Residential segment, 6.68% in the Card segment and 0 .83% in the MUAH segment, representing a decrease of 0.34, 0.25, 1.04 and 0.28 percentage points in the Commercial, Residential, Card and MUAH segments, respectively, compared to the ratio as of March 31, 2013. The decreases in the Commercial, Residential and Card segments reflected the decreases in allowance for credit losses, and the decrease in the MUAH segment reflected the increase in the loan balance.

Allowance for off-balance sheet credit instruments

In addition to the allowance for credit losses in the loan portfolio, we maintain an allowance for credit losses on off-balance sheet credit instruments, including credit commitments, guarantees and standby letters of credit. This allowance is included in other liabilities. With regards to the specific allocated allowance for specifically identified credit exposures and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance sheet credit instruments was ¥69.9 billion as of March 31, 2014, an increase of ¥14.0 billion from ¥55.9 billion as of March 31, 2013.

Sales of loans

The following table presents comparative data relating to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2013	¥37.9	¥3.5	¥34.4	¥(3.1)
For the fiscal year ended March 31, 2014	¥38.7	¥22.0	¥16.7	¥(5.8)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

Through the sale of nonperforming loans to third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers.

Due to the inherent uncertainty of factors that may affect negotiated prices, which reflect the borrowers’ financial condition and the value of underlying collateral, the fact that we recorded no additional cost during a reported period is not necessarily indicative of the results that we may record in the future.

In connection with the sale of loans, including performing loans, we recorded net gains of ¥14.3 billion and net gains of ¥19.0 billion for the fiscal years ended March 31, 2013 and 2014, respectively.

Nonaccrual loans and troubled debt restructurings

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH and Krungsri segments, and six months or more with respect to loans within the Residential segment.

We modify certain loans in conjunction with our loss-mitigation activities. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings, or TDRs.

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as a TDR and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring. If the borrower is upgraded to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations), a TDR would be reclassified to accrual status. Once a restructured nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

A loan that has been modified into a TDR is considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms. Because loans modified as TDRs are considered to be impaired, these loans are measured for impairment using our established asset-specific allowance methodology, which considers the expected default rates for the modified loans.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

For a more information on our TDRs, see Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

The following table shows information about the nonaccrual status of loans by class as of March 31, 2013 and 2014:

	As of March 31,
	2013	2014
	(in billions)
Commercial
Domestic	¥911.7	¥737.9
Manufacturing	212.0	167.8
Construction	37.4	30.1
Real estate	185.6	142.0
Services	86.0	72.1
Wholesale and retail	249.2	211.8
Banks and other financial institutions	14.0	7.2
Communication and information services	31.9	24.9
Other industries	42.5	36.0
Consumer	53.1	46.0
Foreign-excluding MUAH and Krungsri	98.1	82.6
Residential	130.8	111.2
Card	88.0	72.5
MUAH	43.7	46.6
Krungsri	—	26.0

Total(1)	¥1,272.3	¥1,076.8

Note:
(1)	The above table does not include loans held for sale of ¥0.8 billion and nil as of March 31, 2013 and 2014, respectively, and loans acquired with deteriorated credit quality of ¥22.0 billion and ¥38.7 billion as of March 31, 2013 and 2014, respectively.

Total nonaccrual loans were ¥1,076.8 billion as of March 31, 2014, a decrease of ¥195.5 billion from ¥1,272.3 billion as of March 31, 2013. Domestic nonaccrual loans in the Commercial segment decreased ¥173.8 billion between March 31, 2013 and March 31, 2014, reflecting a ¥44.2 billion decrease mainly resulting from the reclassification from nonaccrual to accrual loan of the loan outstanding to a large borrower in the manufacturing category after a portion of the loan outstanding to the borrower was written off to assist the borrower in improving its financial performance and repayment ability, and a payment was received from the borrower. Additionally, the loans outstanding to a substantial portion of large borrowers in the manufacturing category became current, and the internal borrower ratings of such borrowers were thus upgraded. Nonaccrual loans to borrowers in the real estate category in the domestic Commercial segment decreased ¥43.6 billion as we were able to collect on the loans to some large borrowers. Nonaccrual loans to borrowers in the wholesale and retail category in the domestic Commercial segment also decreased ¥37.4 billion as the loans outstanding to a substantial portion of medium and small-sized borrowers became current, and the internal borrower ratings of such borrowers were thus upgraded, and as we had charge-offs of loans to a larger number of small borrowers that continued to face challenging financial conditions and were considered unable to repay their loans. Foreign nonaccrual loans in the Commercial segment excluding MUAH and Krungsri decreased ¥15.5 billion between March 31, 2013 and March 31, 2014 mainly due to sales of assets by a leasing subsidiary of BTMU. Nonaccrual loans in the Residential segment decreased ¥19.6 billion primarily because the improved borrower financial conditions allowed us to reset the terms of a substantial portion of housing loans so that the terms of such loans were equivalent to their respective terms prior to the modifications of the original loan terms. Nonaccrual loans in the Card segment decreased ¥15.5 billion mainly due to our implementation of stricter borrower screening under regulatory reforms in the consumer finance industry. Nonaccrual loans in the MUAH segment increased ¥2.9 billion primarily due to MUAH’s acquisition of PB Capital Corporation’s commercial mortgage loan portfolio.

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2013 and 2014:

	As of March 31,
	2013	2014
	(in billions)
Commercial(1)
Domestic	¥567.9	¥528.1
Manufacturing	247.1	257.0
Construction	15.1	13.7
Real estate	54.2	64.0
Services	74.8	57.5
Wholesale and retail	123.0	95.8
Banks and other financial institutions	1.3	1.2
Communication and information services	21.3	12.0
Other industries	10.3	10.5
Consumer	20.8	16.4
Foreign-excluding MUAH and Krungsri	103.2	114.3
Residential(1)	178.6	99.3
Card(2)	124.4	103.6
MUAH(2)	52.8	62.4
Krungsri (2)(3)	—	—

Total	¥1,026.9	¥907.7

Notes:
(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2013 and 2014 are nonaccrual TDRs as follows: ¥63.2 billion and ¥51.8 billion—Card; ¥18.1 billion and ¥23.7 billion—MUAH, respectively.
(3)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans since then. Therefore, no TDRs are stated in the above table.

Total TDRs were ¥907.7 billion as of March 31, 2014, a decrease of ¥119.2 billion from ¥1,026.9 billion as of March 31, 2013. For the fiscal years ended March 31, 2013 and 2014, extensions of the stated maturity dates were the primary type of concessions made to loans in the Commercial and Residential segments, whereas reductions in the stated interest rates and payment deferrals were the primary type of concessions made to loans in the Card and MUAH segments.

In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.

TDRs in the domestic Commercial segment decreased ¥39.8 billion primarily attributable to decreases in TDRs in the services and wholesale and retail categories mainly because a portion of the loans outstanding to small and medium-sized borrowers were repaid as their financial condition improved or as their loans matured. Because TDRs for the domestic Commercial segment do not include nonaccrual loans with concessions granted, these decreases were partially offset by the addition to the amount of TDRs disclosed for the manufacturing category primarily resulting from the reclassification from nonaccrual loan to accrual TDR of the loan outstanding to a large borrower as the loan became current. The decreases in TDRs were also offset in part by an increase in TDRs in the real estate category primarily resulting from modifications made to the loans to some large borrowers.

TDRs in the Residential segment decreased ¥79.3 billion as the improved borrower financial conditions allowed us to reset the terms of a substantial portion of housing loans so that the terms of such loans were equivalent to their respective terms prior to the modifications of the original loan terms. TDRs in the Card segment decreased ¥20.8 billion mainly due to our implementation of stricter borrower screening under regulatory reforms in the consumer finance industry. TDRs in the MUAH segment increased ¥9.6 billion as the loan balance increased.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following table shows information about impaired loans by class as of March 31, 2013 and 2014:

	As of March 31, 2013
	Recorded Loan Balance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total(2)	Unpaid Principal Balance	Related Allowance
	(in billions)
Commercial
Domestic	¥1,158.9	¥318.0	¥1,476.9	¥1,537.2	¥662.4
Manufacturing	400.9	55.8	456.7	475.9	221.1
Construction	35.6	16.9	52.5	59.4	22.6
Real estate	139.2	100.6	239.8	247.7	55.3
Services	122.8	37.8	160.6	166.5	67.2
Wholesale and retail	309.9	62.3	372.2	380.3	209.7
Banks and other financial institutions	15.2	0.1	15.3	17.4	8.0
Communication and information services	40.2	13.0	53.2	55.0	23.7
Other industries	43.0	9.8	52.8	53.8	33.5
Consumer	52.1	21.7	73.8	81.2	21.3
Foreign-excluding MUAH	199.9	0.3	200.2	200.5	122.4
Loans acquired with deteriorated credit quality	30.9	0.1	31.0	47.9	9.9
Residential	300.2	13.8	314.0	363.5	118.8
Card	123.6	0.8	124.4	139.2	37.9
MUAH	31.3	23.0	54.3	60.7	3.6

Total(3)	¥1,844.8	¥356.0	¥2,200.8	¥2,349.0	¥955.0

	As of March 31, 2014
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total(2)
	(in billions)
Commercial
Domestic	¥1,006.3	¥257.2	¥1,263.5	¥1,312.3	¥544.3
Manufacturing	368.9	55.0	423.9	431.7	181.4
Construction	30.5	13.3	43.8	45.3	18.7
Real estate	141.2	63.7	204.9	212.4	52.8
Services	102.0	27.3	129.3	139.3	54.5
Wholesale and retail	249.0	58.6	307.6	317.6	169.5
Banks and other financial institutions	8.3	0.1	8.4	8.4	7.0
Communication and information services	25.4	11.5	36.9	39.3	16.5
Other industries	36.8	9.6	46.4	47.9	26.9
Consumer	44.2	18.1	62.3	70.4	17.0
Foreign-excluding MUAH and Krungsri	193.3	2.4	195.7	195.9	96.2
Loans acquired with deteriorated credit quality	18.8	0.2	19.0	32.1	6.1
Residential	203.6	11.6	215.2	255.7	70.4
Card	102.9	0.7	103.6	115.8	29.2
MUAH	39.6	24.4	64.0	71.2	4.1
Krungsri(4)	—	—	—	—	—

Total(3)	¥1,564.5	¥296.5	¥1,861.0	¥1,983.0	¥750.3

Notes:
(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans as of March 31, 2013 and 2014 are accrual TDRs as follows: ¥671.1 billion and ¥642.4 billion—Commercial; ¥178.6 billion and ¥99.4 billion—Residential; ¥61.2 billion and ¥51.8 billion—Card; and ¥34.8 billion and ¥38.7 billion—MUAH, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.8 billion and nil as of March 31, 2013 and 2014, respectively.
(4)	For the Krungsri segment, which is a new portfolio segment added following our acquisition of Krungsri in December 2013, the acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans since then. Therefore, no impaired loans were stated in the above table.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2013 and 2014:

	Fiscal years ended March 31,
	2013		2014
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,414.3	¥24.0	¥1,359.6	¥23.3
Manufacturing	418.4	7.0	430.4	7.0
Construction	54.7	1.2	47.8	0.9
Real estate	198.1	2.7	228.1	3.5
Services	170.0	3.2	140.6	2.8
Wholesale and retail	376.0	6.2	339.6	5.9
Banks and other financial institutions	11.5	0.2	10.7	0.2
Communication and information services	51.9	1.0	44.4	0.9
Other industries	58.1	1.3	49.6	1.0
Consumer	75.6	1.2	68.4	1.1
Foreign-excluding MUAH and Krungsri	172.5	2.5	187.7	2.8
Loans acquired with deteriorated credit quality	33.0	2.0	30.1	1.7
Residential	320.2	6.0	264.3	5.1
Card	135.6	6.5	114.0	5.2
MUAH	46.9	1.8	60.9	3.5
Krungsri	—	—	—	—

Total	¥2,122.5	¥42.8	¥2,016.6	¥41.6

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2013 and 2014:

As of March 31, 2013:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥48,099.4	¥4,476.8	¥911.9	¥53,488.1
Manufacturing	10,062.4	1,481.4	212.0	11,755.8
Construction	797.5	220.5	37.4	1,055.4
Real estate	9,570.1	898.6	185.7	10,654.4
Services	2,417.7	362.7	86.0	2,866.4
Wholesale and retail	7,297.2	748.0	249.3	8,294.5
Banks and other financial institutions	3,239.7	367.2	14.0	3,620.9
Communication and information services	1,183.3	98.7	31.9	1,313.9
Other industries	11,951.4	192.3	42.6	12,186.3
Consumer	1,580.1	107.4	53.0	1,740.5
Foreign-excluding MUAH	22,341.0	1,530.2	89.8	23,961.0
Loans acquired with deteriorated credit quality	31.0	52.0	18.3	101.3

Total	¥70,471.4	¥6,059.0	¥1,020.0	¥77,550.4

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥15,067.8	¥133.4	¥15,201.2
Card	¥582.5	¥89.1	¥671.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥2,260.8	¥31.3	¥2,745.4	¥69.5	¥80.4	¥5,187.4

As of March 31, 2014:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥50,608.9	¥3,549.1	¥737.7	¥54,895.7
Manufacturing	10,032.9	1,329.4	167.8	11,530.1
Construction	786.6	163.3	30.1	980.0
Real estate	9,747.1	716.3	141.8	10,605.2
Services	2,279.4	328.1	72.1	2,679.6
Wholesale and retail	7,582.6	651.7	211.7	8,446.0
Banks and other financial institutions	3,959.3	18.5	7.2	3,985.0
Communication and information services	1,349.2	68.8	25.0	1,443.0
Other industries	13,274.0	182.7	36.1	13,492.8
Consumer	1,597.8	90.3	45.9	1,734.0
Foreign-excluding MUAH and Krungsri	28,399.2	1,132.1	84.8	29,616.1
Loans acquired with deteriorated credit quality	32.4	33.1	10.2	75.7

Total	¥79,040.5	¥4,714.3	¥832.7	¥84,587.5

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,864.9	¥113.4	¥14,978.3
Card	¥535.5	¥73.1	¥608.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,003.8	¥35.0	¥3,947.0	¥98.6	¥95.2	¥7,179.6

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total
	(in billions)
Krungsri	¥2,923.1	¥101.2	¥51.6	¥3,075.9

Notes:

(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥66.9 billion and ¥60.0 billion as of March 31, 2013 and 2014, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15). Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the MUAH segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as special mention, substandard or doubtful. Special mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Adversely classified credits are those that are internally risk graded as substandard or doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special Mention, and Substandard, which is further divided into Substandard, Doubtful and Doubtful of Loss, primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have overdue principal or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have overdue principal or interest payments for a cumulative period exceeding three months, commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUAH and Krungsri segments, credit quality indicators are generally based on information as of December 31.

The ratio of loans classified as Close Watch or below in the Commercial segment decreased 2.5 percentage points to 6.6% as of March 31, 2014 from 9.1% as of March 31, 2013. The decrease in loans rated Close Watch or below was mainly due to an overall decrease in such loans, including a decrease of ¥355.5 billion in such loans to borrowers in the banks and other financial institutions category, including two large consumer finance companies and a large securities firm, primarily resulting from the upgrades of the internal borrower ratings of these and other large borrowers as their financial performance improved. The increase in total loans in the Commercial segment was mainly due to an increase in foreign loans.

The ratio of loans classified as Nonaccrual status in the Residential segment decreased 0.1 percentage points to 0.8% as of March 31, 2014 from 0.9% as of March 31, 2013. Loans in the Nonaccrual status in the Residential segment decreased ¥20.0 billion to ¥113.4 billion as of March 31, 2014, primarily due to a decrease in the number of civil rehabilitation filings made by individual borrowers.

The ratio of loans classified as Nonaccrual status in the Card segment decreased 1.3 percentage points to 12.0% as of March 31, 2014 from 13.3% as of March 31, 2013. This was primarily due to an overall improvement in the credit quality of the loan portfolio, and our implementation of stricter borrower screening under regulatory reforms in the consumer finance industry.

The ratio of loans classified as Special mention or below and Nonaccrual in the MUAH segment decreased 0.3 percentage points to 3.2% as of March 31, 2014 from 3.5% as of March 31, 2013. The decrease reflected gradually improving economic conditions in the United States.

Past due analysis

Aging of past due loans by class as of March 31, 2013 and 2014 are shown below:

As of March 31, 2013:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥45.9	¥84.8	¥130.7	¥53,357.4	¥53,488.1	¥7.5
Manufacturing	7.0	15.3	22.3	11,733.5	11,755.8	0.0
Construction	2.1	1.9	4.0	1,051.4	1,055.4	0.0
Real estate	5.3	15.1	20.4	10,634.0	10,654.4	2.3
Services	12.2	7.5	19.7	2,846.7	2,866.4	0.1
Wholesale and retail	10.1	24.0	34.1	8,260.4	8,294.5	0.1
Banks and other financial institutions	—	0.1	0.1	3,620.8	3,620.9	0.0
Communication and information services	2.3	2.8	5.1	1,308.8	1,313.9	0.0
Other industries	1.6	6.8	8.4	12,177.9	12,186.3	0.0
Consumer	5.3	11.3	16.6	1,723.9	1,740.5	5.0
Foreign-excluding MUAH	19.8	17.7	37.5	23,923.5	23,961.0	0.2
Residential	91.2	55.1	146.3	15,037.7	15,184.0	32.9
Card	23.7	39.8	63.5	594.9	658.4	—
MUAH	30.7	18.0	48.7	5,102.9	5,151.6	0.1

Total	¥211.3	¥215.4	¥426.7	¥98,016.4	¥98,443.1	¥40.7

As of March 31, 2014:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥26.2	¥53.6	¥79.8	¥54,815.9	¥54,895.7	¥6.5
Manufacturing	5.3	7.2	12.5	11,517.6	11,530.1	—
Construction	0.7	0.6	1.3	978.7	980.0	0.0
Real estate	4.9	9.6	14.5	10,590.7	10,605.2	2.2
Services	4.3	2.8	7.1	2,672.5	2,679.6	0.0
Wholesale and retail	4.7	22.8	27.5	8,418.5	8,446.0	0.0
Banks and other financial institutions	0.0	0.1	0.1	3,984.9	3,985.0	—
Communication and information services	0.7	1.4	2.1	1,440.9	1,443.0	—
Other industries	0.6	1.6	2.2	13,490.6	13,492.8	—
Consumer	5.0	7.5	12.5	1,721.5	1,734.0	4.3
Foreign-excluding MUAH and Krungsri	3.3	7.1	10.4	29,605.7	29,616.1	0.4
Residential	85.5	54.5	140.0	14,823.0	14,963.0	40.5
Card	21.6	33.4	55.0	540.9	595.9	—
MUAH	30.1	14.3	44.4	7,078.6	7,123.0	0.5
Krungsri	66.9	22.1	89.0	2,936.2	3,025.2	—

Total	¥233.6	¥185.0	¥418.6	¥109,800.3	¥110,218.9	¥47.9

Notes:
(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of MUAH do not include ¥2.0 billion and ¥1.6 billion of FDIC covered loans as of March 31, 2013 and 2014, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans as of March 31, 2014 were ¥418.6 billion, a decrease of ¥8.1 billion from ¥426.7 billion as of March 31, 2013. This reflected an overall improvement in the credit quality of all of the segments, more than offsetting the impact of the consolidation of Krungsri.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds, corporate bonds and marketable equity securities. Japanese government bonds are mostly classified as securities available for sale. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of yen-dominated funds exceeding our net loans. The percentage of our holding of Japanese government bonds available for sale to the total investment securities decreased to 75.2% as of March 31, 2014 from 80.0% as of March 31, 2013. We also hold Japanese government bonds that are classified as securities being held to maturity, which accounted for 0.4% of our investment portfolio as of March 31, 2014.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectation for us to reduce our equity portfolio. As of March 31, 2014, however, our investment in marketable equity securities increased due to a higher fair value of our equity portfolio reflecting increased stock prices in Japan. As of March 31, 2013 and March 31, 2014, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital.

Investment securities decreased ¥6.54 trillion to ¥55.33 trillion as of March 31, 2014 from ¥61.87 trillion as of March 31, 2013, primarily due to a decrease in our holding of Japanese government bonds primarily in response to the Bank of Japan’s monetary policy and measure to purchase such bonds in the market to stimulate the economy by increasing liquidity and also as part of our asset and liability management. The decrease in our holding of Japanese government bonds was partially offset by an increase in foreign bonds held by our commercial banking subsidiaries to maintain buffer assets for liquidity management purposes, an increase in foreign bonds as a result of our acquisition of Krungsri and an increase in the fair values of marketable equity securities reflecting higher stock prices.

Investment securities other than securities available for sale or being held to maturity, which are nonmarketable equity securities presented on our consolidated balance sheet as other investment securities, were primarily carried at cost of ¥0.74 trillion as of March 31, 2014 and ¥0.89 trillion as of March 31, 2013, respectively, because their fair values were not readily determinable.

For the fiscal year ended March 31, 2014, losses resulting from impairment of investment securities were ¥6.5 billion, compared to ¥124.2 billion for the fiscal year ended March 31, 2013.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our investment securities available for sale and being held to maturity as of March 31, 2013 and 2014.

	As of March 31,
	2013			2014
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese government and Japanese government agency bonds	¥49,159.8	¥49,480.0	¥320.2	¥41,388.6	¥41,589.0	¥200.4
Japanese prefectural and municipal bonds	207.2	217.1	9.9	195.1	203.1	8.0
Foreign governments and official institutions bonds	701.5	716.3	14.8	1,272.2	1,271.4	(0.8)
Corporate bonds	1,868.6	1,922.9	54.3	1,523.0	1,561.2	38.2
Mortgage-backed securities	1,464.3	1,493.0	28.7	1,220.4	1,180.8	(39.6)
Asset-backed securities(1)	813.3	810.7	(2.6)	1,060.8	1,058.0	(2.8)
Other debt securities	109.4	106.7	(2.7)	184.5	184.9	0.4
Marketable equity securities	2,224.1	4,097.4	1,873.3	2,457.0	4,837.3	2,380.3

Total securities available for sale	¥56,548.2	¥58,844.1	¥2,295.9	¥49,301.6	¥51,885.7	¥2,584.1

Debt securities being held to maturity(2)	¥2,131.2	¥2,188.1	¥56.9	¥2,707.0	¥ 2,735.1	¥28.1

Notes:
(1)	AAA and AA-rated products account for approximately two-thirds of our asset-backed securities.
(2)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on securities available for sale increased ¥288.2 billion to ¥2,584.1 billion as of March 31, 2014 from ¥2,295.9 billion as of March 31, 2013. This increase primarily consisted of a ¥507.0 billion increase in net unrealized gains on marketable equity securities reflecting improved equity market conditions in Japan following the introduction of “Abenomics” and the implementation of measures under the Bank of Japan’s “quantitative and qualitative monetary easing” policy, which was partially offset by a decrease of ¥119.8 billion in net unrealized gains on Japanese government and Japanese government agency bonds, reflecting the reduction in our holding of domestic debt securities primarily in response to the Bank of Japan’s monetary policy and market bond purchase operations and also as part of our asset and liability management.

The amortized cost of securities being held to maturity increased ¥575.8 billion between March 31, 2013 and March 31, 2014 mainly due to the transfer of ¥411.5 billion of mortgage-backed securities from securities available for sale to securities being held to maturity to reduce the impact of price volatility on accumulated other comprehensive income and in response to changes in the regulatory capital requirements in the United States, and purchases of foreign currency dominated asset-backed securities by our commercial banking subsidiaries. These increases were partially offset by the redemption of foreign bonds held by our trust banking subsidiaries.

The following table shows information relating to our investment securities other than investment securities available for sale or being held to maturity as of March 31, 2013 and 2014:

	As of March 31,
	2013	2014
	(in billions)
Other investment securities:
Nonmarketable equity securities
Unlisted preferred securities(1)	¥727.8	¥583.2
Others(2)	136.3	128.2
Investment securities held by investment companies and brokers and dealers(3)	25.9	26.2

Total	¥890.0	¥737.6

Notes:
(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost. The decrease of ¥144.6 billion in unlisted preferred securities was mainly due to the sales by our commercial and trust banking subsidiaries of such preferred securities issued by some Japanese companies.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash and Due from Banks

Cash and due from banks fluctuate significantly from day to day depending upon financial market conditions. Cash and due from banks as of March 31, 2014 were ¥3.69 trillion, an increase of ¥0.07 trillion from ¥3.62 trillion as of March 31, 2013.

Interest-earning Deposits in Other Banks

A significant portion of the cash received as a result of our sale of Japanese government bonds in response to the Bank of Japan’s monetary policy and as part of our asset and liability management was placed in interest-earning deposits in other banks. Interest-earning deposits in other banks as of March 31, 2014 were ¥20.50 trillion, an increase of ¥12.39 trillion compared to ¥8.11 trillion as of March 31, 2013 mainly due to increased interest-earning deposits with the Bank of Japan and the FRB. The average interest-earning deposits in other banks by our domestic offices for the fiscal year ended March 31, 2014 increased ¥7.46 trillion reflecting an increase in interest-earning deposits with the Bank of Japan, while the average interest-earning deposits in other banks by our overseas offices increased ¥2.76 trillion for the same period.

Trading Account Assets

Trading account assets as of March 31, 2014 were ¥40.65 trillion, compared to ¥40.83 trillion as of March 31, 2013. Trading account assets consist of trading securities and trading derivative assets. Trading securities increased ¥2.66 trillion to ¥28.84 trillion as of March 31, 2014 from ¥26.18 trillion as of March 31, 2013. The increase of trading securities was mainly due to increases in the fair values of foreign currency-denominated bonds held by our commercial and trust banking subsidiaries. Although the fair values of such bonds held by our commercial and trust banking subsidiaries in their respective original currencies, particularly U.S. dollars, declined due to increased interest rates reflecting the tapering of the quantitative monetary easing program by the FRB, the fair values of such bond as translated into Japanese yen increased as the Japanese yen depreciated against the U.S. dollar and other major currencies. Trading derivative assets decreased ¥2.84 trillion to ¥11.81 trillion as of March 31, 2014 from ¥14.65 trillion as of March 31, 2013. This decrease was mainly attributable to decreases in the fair values of interest rate-related derivatives in our securities subsidiaries.

Deferred Tax Assets

Deferred tax assets decreased ¥0.15 trillion to ¥0.36 trillion as of March 31, 2014 from ¥0.51 trillion as of March 31, 2013. This decrease was primarily attributable to a decrease in allowance for credit losses resulting from an overall improvement in the credit quality of our loan portfolio, and a decrease in accrued severance indemnities and pension plans mainly due to an increase in plan assets reflecting higher Japanese stock prices, as well as a decrease in projected benefit obligations as a result of the transfer of the substitutional portion of MUTB’s benefit obligations to the Japanese government. These decreases were partially offset by an increase in deferred tax assets resulting from a decrease in valuation allowance mainly due to the effect of the application of the consolidated corporate-tax system as well as the profitability improvement of a certain subsidiary.

Fore more information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Accounts Receivable

Accounts receivable, which are included in other assets, increased ¥1.04 trillion to ¥3.21 trillion as of March 31, 2014 from ¥2.17 trillion as of March 31, 2013, reflecting increases in account receivables related to the sales of debt securities toward the end of the fiscal year ended March 31, 2014 in our commercial banking, trust banking and securities subsidiaries.

Investment in Equity Method Investees

Investment in equity method investees, which is included in other assets, increased ¥0.35 trillion to ¥1.62 trillion as of March 31, 2014 from ¥1.27 trillion as of March 31, 2013. The increase was mainly due to our new investments in Asian banks, including VietinBank, and the impact of the depreciation of the Japanese yen against the U.S. dollar on our investment in Morgan Stanley.

For more information, see Note 14 to our consolidated financial statements included elsewhere in this Annual Report.

Total Liabilities

As of March 31, 2014, total liabilities were ¥240.91 trillion, an increase of ¥21.29 trillion from ¥219.62 trillion as of March 31, 2013. The total balance of deposits was ¥162.52 trillion as of March 31, 2014, an increase of ¥14.31 trillion from ¥148.21 trillion as of March 31, 2013. Payables under repurchase agreements were ¥21.27 trillion as of March 31, 2014, an increase of ¥5.57 trillion from ¥15.70 trillion as of March 31, 2013. Long-term debt as of March 31, 2014 was ¥14.50 trillion, an increase of ¥2.32 trillion from ¥12.18 trillion as of March 31, 2013. Trading account liabilities were ¥11.98 trillion as of March 31, 2014, a decrease of ¥2.99 trillion from ¥14.97 trillion as of March 31, 2013.

The depreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2013 and March 31, 2014 resulted in an increase of ¥8.85 trillion in the Japanese yen equivalent amount of foreign currency-denominated liabilities as of March 31, 2014.

Deposits

Deposits are our primary source of funds. The total average balance of deposits increased ¥11.65 trillion to ¥151.95 trillion for the fiscal year ended March 31, 2014 from ¥140.30 trillion for the fiscal year ended March 31, 2013.

The balance of domestic deposits increased ¥3.18 trillion to ¥121.51 trillion as of March 31, 2014 from ¥118.33 trillion as of March 31, 2013, and the balance of foreign deposits increased ¥11.13 trillion to ¥41.01 trillion as of March 31, 2014 from ¥29.88 trillion as of March 31, 2013. The increases in domestic deposits were mainly due to an increase in ordinary deposits in the domestic offices of our commercial banking subsidiaries and an increase in certificates of deposit in our trust banking subsidiaries. The increases in foreign deposits were mainly due to an increase in interest-bearing deposits in overseas offices, particularly the New York branch of our commercial banking subsidiaries as well as our trust banking subsidiaries, an increase in non-interest bearing deposits in MUB, the depreciation of the Japanese yen against other major currencies, and the deposits we assumed in connection with our acquisition of Krungsri.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset and liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts, and other short-term borrowings.

Short-term borrowings increased ¥6.11 trillion to ¥42.06 trillion as of March 31, 2014 from ¥35.95 trillion as of March 31, 2013. This increase was primarily attributable to an increase of ¥5.57 trillion in payables under repurchase agreements, and an increase of ¥1.53 trillion in payables under securities lending transactions. The increase in payables under repurchase agreements was primarily due to an increase in the volume of transactions in the headquarters of our commercial banking subsidiaries, foreign branches and subsidiaries of our securities subsidiaries, and domestic branches of our trust banking subsidiaries. The increase in payables under securities lending transactions was primarily because our trust banking and securities subsidiaries diversified their short-term funding sources as short-term interest rates remained stable at historical low levels.

Trading Account Liabilities

Trading account liabilities as of March 31, 2014 were ¥11.98 trillion, compared to ¥14.97 trillion as of March 31, 2013. Trading account liabilities mainly consist of trading derivative liabilities. The decrease in trading derivative liabilities was mainly attributable to decreases in the fair values of interest rate-related derivatives in our securities subsidiaries.

Long-term Debt

Long-term debt as of March 31, 2014 was ¥14.50 trillion, an increase of ¥2.32 trillion from ¥12.18 trillion as of March 31, 2013. This increase was mainly due to an increase in long-term borrowings by our commercial banking subsidiaries in Japan. Our trust banking subsidiaries also increased long-term borrowings in Japan and issued long-term bonds in Japan. Our securities subsidiaries issued a higher volume of bonds outside of Japan through their medium term note programs and obtained additional loans from banks.

Other Liabilities

Other liabilities increased ¥0.56 trillion to ¥5.61 trillion as of March 31, 2014 from ¥5.05 trillion as of March 31, 2013. This increase was mainly due to increases in accrued and other liabilities and deferred tax liabilities. The increase in accrued and other liabilities was due to our acquisition of Krungsri and an increase in money deposited in our securities subsidiaries.

Shareholders’ Equity

The following table presents the key MUFG shareholders’ equity balances figures:

	As of March 31,
	2013	2014
	(in trillions)
Shareholders’ equity	¥10.61	¥12.21
Retained earnings	1.60	2.40
Unrealized gains on investment securities, net of tax	1.11	1.27
Foreign currency translation adjustments, net of tax	(0.21)	0.29

Shareholders’ equity as of March 31, 2014 was ¥12.21 trillion, an increase of ¥1.60 trillion from ¥10.61 trillion as of March 31, 2013.

Retained earnings as of March 31, 2014 were ¥2.40 trillion, an increase of ¥0.80 trillion from ¥1.60 trillion as of March 31, 2013, reflecting higher net income of our commercial and trust banking subsidiaries for the fiscal year ended March 31, 2014 compared to the previous fiscal year. We raised our annual dividend to ¥16 per share for the fiscal year ended March 31, 2014 from ¥13 per share for the previous fiscal year.

Unrealized gains on investment securities, net of tax, as of March 31, 2014 were ¥1.27 trillion, an increase of ¥0.16 trillion from ¥1.11 trillion as of March 31, 2013. The increase was mainly due to an increase of ¥450.3 billion in unrealized gains on marketable equity securities in our commercial and trust banking subsidiaries reflecting higher stock prices in Japan, which was partially offset by a decrease of ¥83.5 billion in unrealized gains on Japanese government bonds also held by our commercial and trust banking subsidiaries. In addition, unrealized gains on investment securities decreased ¥188.8 billion as a result of the reduction in our holding of investment securities.

Foreign currency translation adjustments, net of taxes, as of March 31, 2014 were a positive adjustment of ¥0.29 trillion, compared to a negative adjustment of ¥0.21 trillion as of March 31, 2013. This improvement was recorded largely in MUAH, Morgan Stanley and other foreign subsidiaries, including BTMU Liquidity Reserve Investment Limited, a Cayman subsidiary set up to purchase and hold U.S. Treasury bonds, reflecting the depreciation of the Japanese yen against the U.S. dollar.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. Due to our broad customer base in Japan and the depositors’ recent preference to seek the safety of deposits at large financial institutions, the balance of our deposits increased to ¥162.52 trillion as of March 31, 2014 from ¥148.21 trillion as of March 31, 2013. As of March 31, 2014, our deposits exceeded our loans, net of allowance for credit losses of ¥109.18 trillion, by ¥53.34 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥10.68 trillion, funded 65.6% of our average total assets of ¥247.73 trillion during the fiscal year ended March 31, 2014.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to ten years. The balance of our short-term borrowings as of March 31, 2014 was ¥42.06 trillion, and the average balance of our short-term borrowings for the fiscal year ended March 31, 2014 was ¥40.85 trillion. The balance of our long-term debt as of March 31, 2014 was ¥14.50 trillion, and the average balance of our long-term debt for the fiscal year ended March 31, 2014 was ¥12.64 trillion. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

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

•

Foreign Bank Subsidiaries—Our major foreign bank subsidiaries, MUAH and Krungsri, monitors various liquidity metrics, including total available liquidity, the net non-core funding dependence ratio, and minimum liquidity assets, as a tool to maintain a sufficient amount of liquidity and diversity of funding sources to allow the major foreign bank subsidiaries to meet expected obligations in both stable and adverse conditions. In addition, the major foreign bank subsidiaries regularly conduct stress testing, which incorporates both bank-specific and systemic market scenarios that would adversely affect its liquidity position, to facilitate the identification of appropriate remedial measures to help ensure that it maintains adequate liquidity in adverse conditions;

•

Securities Subsidiaries—Our securities subsidiaries implement liquidity and funding limits designed to maintain their requirements for funding from market sources below pre-determined levels for specified periods. In addition, the securities subsidiaries regularly conduct analyses designed to assess the period for which they can continue to meet their respective liquidity requirements by selling or pledging assets they respectively hold under scenarios where they are unable to access any additional sources of financing in the market; and

•

Non-Bank Subsidiaries—Our non-bank subsidiaries, including Mitsubishi UFJ NICOS, regularly conduct cash flow analyses designed to assess their ability to generate sufficient liquidity for specified periods, considering the cash and cash equivalents as well as deposits they respectively hold, and their respective operating income and expenses under scenarios where they are no longer able to obtain funding from markets through issuance of commercial paper, bonds or other instruments. The non-bank subsidiaries also conduct analyses to ensure sufficient liquidity and funding are available from our bank subsidiaries and other financial institutions outside of our group of companies.

We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.

We manage our funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of March 31, 2014, we held ¥41.59 trillion of Japanese national government and Japanese government agency bonds as available for sale. Our major domestic commercial banking subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, the major bank subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs.”

Total Equity

The following table presents a summary of our total equity as of March 31, 2013 and 2014:

	As of March 31,
	2013	2014
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,646.0	1,647.1
Capital surplus	6,348.1	6,363.4
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	1,361.7	2,157.6
Accumulated other comprehensive income, net of taxes	574.3	1,357.7
Treasury stock, at cost	(3.0)	(2.5)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥10,608.8	¥12,205.0
Noncontrolling interests	333.2	546.4

Total equity	¥10,942.0	¥12,751.4

Ratio of total equity to total assets	4.75%	5.03%

Total equity increased ¥1,809.4 billion to ¥12,751.4 billion as of March 31, 2014 from ¥10,942.0 billion as of March 31, 2013. The ratio of total equity to total assets improved 0.28 percentage points to 5.03% as of March 31, 2014 from 4.75% as of March 31, 2013. Although total assets increased between March 31, 2013 and March 31, 2014, the ratio of total equity to total assets also increased between those dates mainly due to an increase in unappropriated retained earnings which can be roughly calculated by subtracting the amount of dividends from net profits, and an increase in accumulated other comprehensive income, net of tax, reflecting larger net unrealized holding gains on investment securities and positive foreign currency translation adjustments.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale as of March 31, 2014:

	As of March 31,
	2013	2014
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥1,106.3	¥1,272.7
Accumulated net unrealized gains to total equity	10.11%	9.98%

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

Under Basel III, Tier 1 capital includes Common Equity Tier 1 and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of:

•	common stock,

•	capital surplus,

•	retained earnings, and

•	accumulated other comprehensive income (progressively phased into the capital ratio calculation over several years).

Regulatory adjustments including certain intangible fixed assets, such as goodwill, defined benefit pension fund net assets (prepaid pension costs), and other adjustments will be deducted from Common Equity Tier 1 capital. The amount of adjustments to be deducted will increase progressively over time.

Additional Tier 1 capital generally consists of Basel III compliant preferred securities and, during the transition period, other capital that meets Tier I requirements under the former Basel II standards, net of regulatory adjustments. Subject to transitional measures, adjustments are made to Additional Tier 1 capital for items including intangible fixed assets, such as goodwill, and foreign currency translation adjustments, with the amounts of such adjustments to Additional Tier 1 capital progressively decreasing over time.

Tier 2 capital generally consists of:

•	Basel III compliant deferred obligations,

•	during the transition period, capital that meet Tier II requirements under the former Basel II standards,

•	allowances for credit losses, and

•	non-controlling interests in subsidiaries’ Tier 2 capital instruments.

Subject to transitional measures, certain items including 45% of unrealized profit on securities available for sale and revaluation of land are reflected in Tier 2 capital with the amounts progressively decreasing over time.

In determining capital ratios under the FSA guidelines reflecting Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2014. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUAH has adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel III, we reflect operational risk in the risk-weighted assets by applying the Standardized Approach as of March 31, 2011 and the Advanced Measurement Approach from March 31, 2012. The Basel Committee on Banking Supervision has issued proposals to revise the current market risk framework, including stricter measures relating to some of our investment securities portfolio. Under the current proposals, certain financial instruments that we hold, including investment securities, could become subject to stricter trading book capital requirements. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Operational Risk Management.”

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2014, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.7%.

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

Certain Basel III provisions were adopted by the FSA with transitional measures and became effective March 31, 2013. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2013, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the first group of G-SIBs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

In September 2013, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions released the final framework for margin requirements for non-centrally cleared derivatives. The new framework will require high quality liquid assets to be posted as margin on non-centrally cleared derivative trades, and is expected, among other things, to adversely affect our liquidity position. The margin requirement will be phased in over a four-year period, beginning in December 2015 with the largest, most active and most systemically important derivatives market participants, including us.

For additional discussion of the calculation of our capital ratios, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital components, risk-weighted assets and risk-adjusted capital ratios in accordance with Basel III as of March 31, 2013 and 2014. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2013	Minimum capital ratios required	As of March 31, 2014	Minimum capital ratios required
	(in billions, except percentages)		(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥10,300.6		¥11,153.0
Additional Tier 1	914.2		1,188.8
Tier 1 capital	11,214.8		12,341.9
Tier 2 capital	3,459.1		3,052.5
Total capital	¥14,674.0		¥15,394.3
Risk-weighted assets	¥87,968.6		¥99,084.3
Capital ratios:
Common Equity Tier 1	11.70%	3.50%	11.25%	4.00%
Tier 1 capital	12.74	4.50	12.45	5.50
Total capital	16.68	8.00	15.53	8.00

As of March 31, 2014, management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Our Common Equity Tier 1 ratio, Tier 1 capital ratio and Total capital ratio as of March 31, 2014 were generally decreased from the ratios as of March 31, 2013 due to an increase in our risk-weighted assets, despite increases in our regulatory capital amounts. The increase in our risk-weighted assets was due to an increase in our loan balance reflecting the impact of our acquisition of Krungsri and the depreciation of the Japanese yen against other major currencies. The increases in our consolidated regulatory capital amounts, including Common Equity Tier 1 capital, were due to an increase in retained earnings, reflecting higher net income.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB in accordance with Basel III as of March 31, 2013 and 2014. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2013	Minimum capital ratios required	As of March 31, 2014	Minimum capital ratios required

Consolidated capital ratios:
BTMU
Common Equity Tier 1 capital	11.71%	3.50%	11.05%	4.00%
Tier 1 capital	13.11	4.50	12.21	5.50
Total capital	17.51	8.00	15.57	8.00
MUTB
Common Equity Tier 1 capital	13.12	3.50	14.21	4.00
Tier 1 capital	13.77	4.50	14.76	5.50
Total capital	17.79	8.00	18.38	8.00
Stand-alone capital ratios:
BTMU
Common Equity Tier 1 capital	11.76	3.50	11.88	4.00
Tier 1 capital	13.99	4.50	13.74	5.50
Total capital	18.52	8.00	17.52	8.00
MUTB
Common Equity Tier 1 capital	12.49	3.50	13.72	4.00
Tier 1 capital	13.22	4.50	14.37	5.50
Total capital	17.94	8.00	18.51	8.00

As of March 31, 2014, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Requirements for Banking Institutions in the United States

In the United States, MUAH and its banking subsidiary, MUB, our largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under U.S. regulatory and accounting practices. Their capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, which is a financial holding company, BTMU and MUTB are subject to the FRB’s requirements.

In July 2013, the FRB and the other U.S. federal banking agencies adopted final rules making significant changes to the U.S. regulatory capital framework for U.S. banking organizations to conform it to the Basel III global regulatory capital framework. The final rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. The final rules began to apply to UNBC (now MUAH) and Union Bank (now MUB) on January 1, 2014, subject to certain transition provisions.

For a detailed discussion of the capital adequacy guidelines applicable to us in the United States, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank capital requirements and capital distributions.”

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUAH and MUB, both subsidiaries of BTMU, calculated in accordance with applicable U.S. banking regulations as of December 31, 2012 and 2013:

	As of December 31,		Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
	2012	2013
MUAH:
Tier I capital (to risk-weighted assets)	11.91%	12.41%	4.00%	—
Tier I capital (to quarterly average assets)(1)	11.18	11.27	4.00	—
Total capital (to risk-weighted assets)	13.34	14.61	8.00	—
MUB:
Tier I capital (to risk-weighted assets)	11.68%	12.94%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	10.51	11.13	4.00	5.00
Total capital (to risk-weighted assets)	13.17	14.91	8.00	10.00

Note:
(1)	Excludes certain intangible assets.

Management believes that, as of December 31, 2013, MUAH and MUB were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2012 and 2013, the Office of the Comptroller of the Currency, or OCC, categorized MUB as “well-capitalized.” To be categorized as “well-capitalized,” MUB must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There are no conditions or events since December 31, 2013 that would cause management to believe that MUB’s category has changed.

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

Capital Adequacy Ratio of MUMSS

As of March 31, 2014, MUMSS’ capital accounts less certain fixed assets of ¥377.3 billion on a stand-alone basis and ¥400.6 billion on a consolidated basis represented 292.9% and 295.0% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan. As of March 31, 2013, MUMSS’ capital accounts less certain fixed assets of ¥388.2 billion on a stand-alone basis represented 315.9% of the total amounts equivalent to market, counterparty credit and operations risks as calculated pursuant to the applicable law.

For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of operations included elsewhere in this Annual Report. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2013 and 2014:

	Fiscal years ended March 31,
	2013	2014
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥19,776	¥12,968
Changes attributable to contracts realized or otherwise settled during the fiscal year	(3,280)	(1,319)
Fair value of new contracts entered into during the fiscal year	3,375	(2,042)
Other changes in fair value, principally revaluation at end of fiscal year	(6,903)	7,132

Net fair value of contracts outstanding at end of fiscal year	¥12,968	¥16,739

During the fiscal year ended March 31, 2014, the fair value of non-exchange traded contracts increased mainly due to an increase in the fair value resulting from fluctuations in foreign exchange rates and fluctuations in the value of credit default swaps embedded in collateralized debt obligations.

The following table summarizes the maturities of non-exchange traded contracts as of March 31, 2014:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥899	¥9,290
Maturity less than 3 years	579	4,353
Maturity less than 5 years	553	1,301
Maturity 5 years or more	—	(236)

Total fair value	¥2,031	¥14,708

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The following table summarizes these commitments as of March 31, 2014:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,082	¥1,116	¥576	¥3,774
Performance guarantees	1,766	727	78	2,571
Derivative instruments	33,281	26,432	9,098	68,811
Liabilities of trust account	6,580	343	828	7,751

Total guarantees	43,709	28,618	10,580	82,907

Other off-balance sheet instruments:
Commitments to extend credit	49,203	21,386	1,651	72,240
Commercial letters of credit	760	95	—	855
Commitments to make investments	38	25	18	81
Others	1	8	12	21

Total other off-balance sheet instruments	50,002	21,514	1,681	73,197

Total	¥93,711	¥50,132	¥12,261	¥156,104

See Note 24 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance sheet instruments.

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. As of March 31, 2014, approximately 60% of these commitments have an expiration date within one year, 32% have an expiration date from one year to five years, and 8% have an expiration date after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual cash obligations outstanding as of March 31, 2014:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposit obligations	¥61,474	¥9,689	¥1,671	¥488	¥73,322
Long-term debt obligations	1,680	4,452	2,317	6,030	14,479
Capital lease obligations	7	7	2	4	20
Operating lease obligations	86	136	112	390	724
Purchase obligations	50	24	28	13	115

Total(1)(2)	¥63,297	¥14,308	¥4,130	¥6,925	¥88,660

Notes:

(1)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding as of March 31, 2014 as such amount is not currently determinable. We expect to contribute approximately ¥56.0 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2015. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefit. The total amount of the liabilities for unrecognized tax benefits is ¥14.0 billion as of March 31, 2014. Among the liabilities for unrecognized tax benefits, it is reasonably possible that approximately ¥3.0 billion will decrease during the next twelve months. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

The following table sets forth the members of our board of directors as of July 1, 2014, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kiyoshi Sono (April 18, 1953)	Chairman	April 1976	Joined Sanwa Bank
		May 2004	Executive Officer of UFJ Bank
		January 2006	Executive Officer of BTMU
		May 2006	Managing Executive Officer of BTMU
		May 2010	Senior Managing Executive Officer of BTMU
		May 2012	Managing Officer of MUFG
		June 2012	Deputy President of BTMU
		May 2014	Deputy Chairman of BTMU (incumbent) Retired from Managing Officer of MUFG
		June 2014	Chairman of MUFG (incumbent) Director of Mitsubishi UFJ NICOS Co., Ltd. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Tatsuo Wakabayashi (September 29, 1952)	Deputy Chairman and Chief Audit Officer	April 1977 June 2004	Joined Mitsubishi Trust Bank Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Executive Officer of MUTB
		June 2008	Managing Director of MUTB
		June 2009	Senior Managing Director of MUTB
		June 2010	Managing Officer of MUFG
		June 2011	Director of MUFG
		April 2012	President of MUTB
		April 2013	Deputy Chairman of MUFG (incumbent)
		December 2013	President and Chairman of MUTB (incumbent)

Nobuyuki Hirano (October 23, 1951)	President & CEO	April 1974 June 2001	Joined Mitsubishi Bank Non-Board Member Director of Bank of Tokyo-Mitsubishi
		July 2004	Executive Officer of MTFG
		May 2005	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2005	Managing Director of Bank of Tokyo-Mitsubishi
Director of MTFG
		October 2005	Director of MUFG
		January 2006	Managing Director of BTMU
		October 2008	Senior Managing Director of BTMU
		June 2009	Deputy President of BTMU
Managing Officer of MUFG
		June 2010	Director of MUFG
		October 2010	Deputy President of MUFG
		April 2012	President of BTMU (incumbent)
Director of MUFG
		April 2013	President & CEO of MUFG (incumbent)

Masaaki Tanaka (April 1, 1953)	Deputy President	April 1977	Joined Mitsubishi Bank
		June 2004	Non-Board Member Director of Bank of Tokyo-Mitsubishi
Executive Officer of MTFG
		May 2005	Retired from Executive Officer of MTFG
		January 2006	Executive Officer of BTMU
Executive Officer of MUFG
		April 2007 May 2007	Retired from Executive Officer of MUFG Managing Executive Officer of BTMU President and Chief Executive Officer of Union Bank of California
		June 2010	Managing Officer of MUFG
		May 2011	Senior Managing Executive Officer of BTMU
Director of Morgan Stanley (incumbent)
		May 2012	Retired from Managing Officer of MUFG
		June 2012	Retired from Senior Managing Executive Officer of BTMU
Deputy President of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Taihei Yuki (October 3, 1952)	Senior Managing Director and Chief Financial Officer	April 1977	Joined Mitsubishi Trust Bank
		June 2004	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		July 2004	Executive Officer of MTFG
		October 2005	Executive Officer of MUTB
		June 2006	Managing Executive Officer of MUTB
		June 2007	Managing Director of MUTB
Director of MUFG
		June 2008	Managing Officer of MUFG
		June 2009 June 2010	Senior Managing Director of MUTB Retired from Managing Officer of MUFG
		June 2011	Retired from Senior Managing Director of MUTB
Director of BTMU (incumbent)
Senior Managing Director of MUFG (incumbent)

Akihiko Kagawa (October 6, 1955)	Senior Managing Director and Chief Compliance and Risk Officer	April 1980	Joined Bank of Tokyo
		June 2006	Executive Officer of BTMU
		May 2010	Executive Officer of MUFG
		May 2012	Retired from Executive Officer of BTMU Managing Officer of MUFG
		June 2012	Director of kabu.com Securities Co., Ltd. (incumbent)
Director of MUSHD (incumbent) Managing Director of MUFG
		May 2014	Senior Managing Director of MUFG (incumbent)

Tadashi Kuroda (June 7, 1958)	Managing Director and Chief Planning Officer	April 1981	Joined Sanwa Bank
		April 2008	Executive Officer of BTMU
		May 2011	Retired from Executive Officer of BTMU
		June 2011	Senior Managing Executive Officer of Mitsubishi UFJ Research and Consulting Co., Ltd. (MURC)
Director and Senior Managing Executive Officer of MURC
		May 2013	Managing Executive Officer of BTMU
Retired from Director and Senior Managing Executive Officer of MURC
		May 2014	Retired from Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2014	Director of MUTB (incumbent)
Managing Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Takashi Nagaoka (March 3, 1954)	Director	April 1976	Joined Mitsubishi Bank
		June 2003	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		January 2006	Executive Officer of BTMU
		May 2006	Managing Executive Officer of BTMU
		April 2008	Managing Officer of MUFG
		June 2008	Managing Director of BTMU
		May 2010	Senior Managing Executive Officer of BTMU
Retired from Managing Officer of MUFG
		April 2011	Managing Officer of MUFG
		June 2011	Deputy President of BTMU
		May 2012	Retired from Managing Officer of MUFG
		May 2014	Retired from Deputy President of BTMU
		June 2014	Advisor of MUSHD
Advisor of MUMSS
President & CEO of MUMSS (incumbent)
President & CEO of MUSHD (incumbent)
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
Senior Executive Officer of MUMSS
Managing Director of MUMSS (incumbent)
Managing Director of MUSHD (incumbent)
Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Ryuji Araki (January 29, 1940)	Director (Outside Officer)	April 1962	Joined the Toyota Motor Co., Ltd.
		September 1992	Director, Member of the Board of TOYOTA MOTOR CORPORATION (TOYOTA)
		June 1997	Managing Director, Member of the Board of TOYOTA
		June 1999	Senior Managing Director, Member of the Board of TOYOTA
		June 2001	Vice President, Member of the Board and Representative Director of TOYOTA
		June 2002	Auditor of Aioi Insurance Company Limited. (Aioi Insurance)
		June 2005	Senior Advisor to the Board of TOYOTA
Chairman of Aioi Insurance
Chairman of TOYOTA FINANCIAL SERVICES CORPORATION. (TFS)
		June 2007	Advisor of TFS
		June 2008	Advisor of TOYOTA (incumbent)
Senior Advisor of Aioi Insurance
		June 2009	Retired from Advisor of TFS Director of MUFG (incumbent)
		October 2010	Senior Advisor of Aioi Nissay Dowa Insurance Co., Ltd. (Aioi Nissay Dowa Insurance)
		June 2012	Advisor of Aioi Nissay Dowa Insurance
		June 2014	Retired from Advisor of Aioi Nissay Dowa Insurance

Yuko Kawamoto (May 31, 1958)	Director	April 1982	Joined Bank of Tokyo
		April 1986	Left Bank of Tokyo
		September 1988	Joined McKinsey & Company, Inc.
		July 2001	Senior Expert of McKinsey & Company, Inc., Tokyo office
		March 2004	Left McKinsey & Company, Inc.
		April 2004	Professor at Waseda Graduate School of Finance, Accounting and Law (incumbent)
		June 2006	Audit & Supervisory Board Member of Tokio Marine Holdings, Inc. (incumbent)
		January 2013	Director of Japan Exchange Group, Inc.
		June 2013	Director of MUFG (incumbent)
		June 2014	Retired from Director of Japan Exchange Group, Inc.

Name (Date of Birth)	Position in MUFG	Business Experience

Tsutomu Okuda (October 14, 1939)	Director (Outside Officer)	April 1964	Joined Daimaru, Inc.
		September 1991	Managing Director of Daimaru Australia Pty. Ltd.
		May 1995	Director of Daimaru, Inc.
		May 1996	Managing Director of Daimaru, Inc.
		March 1997	President of Daimaru, Inc.
		May 2003	Chairman and Chief Executive Officer of Daimaru, Inc.
		September 2007	Chairman of Daimaru, Inc.
President and Chief Executive Officer of J. Front Retailing Co., Ltd.
		March 2010	Chairman and Chief Executive Officer of J. Front Retailing Co., Ltd.
		January 2013	Director of Japan Exchange Group, Inc. (incumbent)
		April 2013	Director and Senior Advisor of J. Front Retailing Co., Ltd.
		May 2014	Senior Advisor of J. Front Retailing Co., Ltd. (incumbent)
		June 2014	Director of MUFG (incumbent)

Kunie Okamoto (September 11, 1944)	Director (Outside Officer)	June 1969	Joined Nippon Life Insurance Company (Nippon Life)
		July 1995	Director of Nippon Life
		March 1999	Managing Director of Nippon Life
		March 2002	Senior Managing Director of Nippon Life
		April 2005	President of Nippon Life
		June 2005	Corporate Auditor of UFJ Holdings, Inc. Corporate Auditor of TOKYU CORPORATION (incumbent)
		October 2005 June 2010	Corporate Auditor of MUFG Director of Kintetsu Corporation (incumbent) Corporate Auditor of Daicel Corporation (incumbent)
		April 2011	Chairman of Nippon Life (incumbent)
		June 2014	Director of MUFG (incumbent)

Haruka Matsuyama (August 22, 1967)	Director (Outside Officer)	April 1995	Assistant Judge, Tokyo District Court
		July 2000	Attorney at law, Hibiya Park Law Offices Member, the Daini Tokyo Bar Association
		January 2002	Partner, Hibiya Park Law Offices (incumbent)
		June 2012	Corporate Auditor, Vitec Co., Ltd. (incumbent)
		June 2013	Director, T&D Holdings, Inc. (incumbent)
		June 2014	Corporate Auditor, MITSUI & CO., LTD. (incumbent)
Director of MUFG (incumbent)

The following table sets forth our corporate auditors as of July 1, 2014, together with their respective dates of birth, positions and experience:

Name (date of birth)	Position in MUFG	Business experience

Takehiko Nemoto (August 20, 1953)	Corporate Auditor (Full-Time)	April 1976	Joined Mitsubishi Bank
		June 2004	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		October 2005	Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		October 2008	Managing Executive Officer of BTMU
		May 2009	Managing Officer of MUFG
		June 2009	Managing Director of BTMU
		October 2010	Senior Managing Director of BTMU
		May 2011	Retired from Managing Officer of MUFG
		June 2011	Retired from Senior Managing Director of BTMU
Corporate Auditor (Full-Time) of MUFG (incumbent)
		June 2013	Corporate Auditor of MUMSS (incumbent) Corporate Auditor of MUSHD (incumbent)

Takashi Mikumo (September 8, 1957)	Corporate Auditor (Full-Time)	April 1980	Joined Toyo Trust Bank
		June 2007	Executive Officer of MUTB
Executive Officer of MUFG
		June 2009	Managing Director of MUTB
Retired from Executive Officer of MUFG
		June 2012	Senior Managing Director of MUTB
		June 2013	Retired from Senior Managing Director of MUTB
Corporate Auditor (Full-Time) of MUFG (incumbent)

Yasushi Ikeda (April 18, 1946)	Corporate Auditor (Outside Officer)	April 1972	Admitted to the Bar Joined the Tokyo Bar Association
		April 1977	Partner of the law firm Miyake Imai & Ikeda (incumbent)
		June 2009	Corporate Auditor of MUFG (incumbent)

Name (date of birth)	Position in MUFG	Business experience

Hideo Kojima (November 30, 1948)	Corporate Auditor (Outside Officer)	March 1980	Became a member of the Japanese Institute of Certified Public Accountants
		May 1995	Representative Partner of Showa Ota & Co.
		May 2000	Executive Director of Century Ota Showa & Co.
		July 2001	Executive Director of Shin Nihon & Co.
		May 2006	Deputy Chief Executive Officer of Shin Nihon & Co.
		July 2008	Deputy Chief Executive Officer of Ernst & Young ShinNihon LLC.
		September 2010	Senior Advisor of Ernst & Young ShinNihon LLC.
		June 2011	Retired from Ernst & Young ShinNihon LLC.
Certified Public Accountant of Hideo Kojima CPA Office (incumbent)
Corporate Auditor of Sumitomo Heavy Industries, Ltd. (incumbent) Auditor of Alpine Electronics, Inc. (incumbent)
		June 2013	Corporate Auditor of MUFG (incumbent)

Yukihiro Sato (March 12, 1947)	Corporate Auditor (Outside Officer)	April 1969 June 2001	Joined Mitsubishi Electric Corporation Director and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		April 2003	Managing Director and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		June 2003	Director, Senior Executive Officer and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		April 2005	Director and Senior Vice President of Mitsubishi Electric Corporation
		April 2007	Director, Representative Executive Officer and Executive Vice President of Mitsubishi Electric Corporation
		April 2009	Director of Mitsubishi Electric Corporation
		June 2009	Senior Corporate Adviser of Mitsubishi Electric Corporation
		June 2013	Adviser of Mitsubishi Electric Corporation
		June 2014	Corporate Auditor of MUFG (incumbent)
		July 2014	Adviser of Mitsubishi Electric Corporation (incumbent)

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

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation by MUFG and its subsidiaries during the fiscal year ended March 31, 2014 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, was ¥1,216 million, ¥114 million and ¥119 million, respectively.

The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2014 to our directors and corporate auditors consists of annual base salaries, stock acquisition rights, bonuses and other benefits. The maximum aggregate amount of each type of compensation for our directors and corporate auditors is approved at a general meeting of our shareholders. The amount and allocation of compensation for each director are then proposed to, and voted upon by, the board of directors. The amount and allocation of compensation for each corporate auditor are determined through discussions and agreement among the corporate auditors. The nomination and compensation committee deliberates and makes proposals to the board of directors regarding matters relating to, among other things, the compensation of our directors. For more information on the nomination and compensation committee, see “—C. Board Practices.”

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2014 to our directors (excluding outside directors) and corporate auditors (excluding outside corporate auditors):

		Non-Adjustable Compensation
Number of Directors and Corporate Auditors(1)	Aggregate Compensation	Base Salary	Stock Acquisition Rights	Adjustable Compensation (Cash Bonuses)	Retirement Allowances(2)	Other
	(in millions)
19	¥1,330	¥780	¥265	¥240	¥45	¥0

Notes:
(1)	Includes current directors and corporate auditors as well as those who retired during the fiscal year ended March 31, 2014 but excludes outside directors and corporate auditors.
(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2014, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2014:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual salary	Stock options	Bonus
	(in millions)
Takamune Okihara	¥122	MUFG	¥15	¥7	¥6
		BTMU	55	17	22
Tatsuo Wakabayashi	¥103	MUFG	¥15	¥6	¥5
		MUTB	51	11	15
Nobuyuki Hirano	¥126	MUFG	¥15	¥6	¥5
		BTMU	59	18	23
Masaaki Tanaka	¥112	MUFG	¥60	¥33	¥19

Annual Base Salary

Annual base salaries are paid to our directors (including outside directors) and corporate auditors (including outside corporate auditors) in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside corporate directors) and corporate auditors (excluding outside corporate auditors) for the fiscal year ended March 31, 2014 was ¥780 million. The aggregate annual base salary paid to our outside directors and outside corporate auditors for the same period was ¥81 million.

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

As part of our compensation structure, on June 27, 2014, the board of directors adopted a stock-based compensation plan entitled “Eighth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors (excluding outside directors) and certain of our officers. Under the stock-based compensation plan, on July 15, 2014, we allotted an aggregate of 3,315 stock acquisition rights to our directors (excluding outside directors) for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2044, but only after the date on which a grantee’s service as a director and an officer of each of MUFG and the relevant subsidiaries terminates. The fair value of each stock acquisition right was ¥53,900.

Bonuses

We from time to time pay cash bonuses to our directors to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses are deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s individual performance of his duties as a director in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors and corporate auditors (including outside corporate auditors) is eligible to receive a cash bonus. The nomination and compensation committee evaluates the amount of cash bonuses annually to determine the reasonableness of the amount in proportion to the aggregate compensation approved by our shareholders. The aggregate cash bonus paid to our directors for the fiscal year ended March 31, 2014 was ¥240 million.

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

Pursuant to a one-time shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. The aggregate amount of retirement allowances paid in cash by MUFG and its subsidiaries pursuant to the one-time shareholder approval during the fiscal year ended March 31, 2014 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥45 million, nil and ¥32 million, respectively.

UNBC Stock Bonus Plan

UNBC (now MUAH) has a discretionary stock bonus plan under which selected employees of UNBC and its subsidiaries are paid some or a portion of annual bonuses in the form of Restricted Share Units representing a right to receive American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants upon the satisfaction of vesting conditions as determined by the Executive Compensation and Benefits Committee of UNBC’s board of directors, consistent with the plan and pursuant to a Restricted Share Unit Agreement between UNBC and the grantees.

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

For more information on the MUAH stock bonus plan, see Note 32 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

BTMU Headquarters for the Americas Stock Bonus Plan

Effective August 27, 2012, BTMU Headquarters for the Americas, or BTMU HQA (now MUAH), adopted a stock bonus plan. Under the plan, qualified key employees of BTMU HQA are granted Restricted Stock Units, or RSUs, representing a right to receive American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants, upon the satisfaction of vesting conditions. The RSUs vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date so long as the grantee satisfies the specified continuous service requirement and any other conditions under the plan documents.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust. As of June 1, 2014, 3,686,849 RSUs have been granted under the plan.

See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Share Ownership

As of June 30, 2014, our directors and corporate auditors held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Kiyoshi Sono	43,620
Tatsuo Wakabayashi	20,500
Nobuyuki Hirano	34,000
Masaaki Tanaka	14,200
Taihei Yuki	140,330
Akihiko Kagawa	153,400
Tadashi Kuroda	94,900
Takashi Nagaoka	386,940
Junichi Okamoto	9,120
Hiroyuki Noguchi	95,800
Ryuji Araki	63,300
Yuko Kawamoto	4,200
Tsutomu Okuda	—
Kunie Okamoto	536
Haruka Matsuyama	—

Corporate Auditors	Number of Shares Registered
Takehiko Nemoto	145,800
Takashi Mikumo	251,100
Yasushi Ikeda	—
Hideo Kojima	—
Yukihiro Sato	9,500

C.	Board Practices

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

We currently have four outside directors as members of our board of directors. Under the Company Law, an outside director is defined as a person who has never been an executive director (gyomu shikko torishimariyaku), executive officer (shikkoyaku), manager (shihainin) or any other type of employee of the company or any of its subsidiaries prior to his or her appointment.

In June 2014, the Japanese Diet passed amendments to the Company Law, among other things, to exclude from the definition of “outside director” a person who has a certain relationship with the relevant company or an individual who controls the management of the company. The amendments also include provisions that are designed to encourage large companies to have an “outside director” by requiring large companies which do not have any “outside directors” to explain the reason at annual shareholders meetings. These amendments will become effective on a date within eighteen months from June 27, 2014.

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

Under the Company Law, if a company has corporate auditors, the company is not obligated to have any outside directors or to have any audit, nomination or compensation committees. Although we have adopted a board of corporate auditors, we have four outside directors as part of our efforts to further enhance corporate governance. In an effort to further enhance our corporate governance, we have also voluntarily established a nomination and compensation committee, a risk committee, an internal audit and compliance committee, and a governance committee to support our board of directors.

Nomination and Compensation Committee.    The nomination and compensation committee, a majority of which is comprised of outside directors, deliberates matters relating to the appointment and dismissal of our directors and the directors of our subsidiaries, the compensation framework of our directors and the directors of our subsidiaries, as well as the compensation of our top management and the top management of our subsidiaries. The nomination and compensation committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. The chairman of the nomination and compensation committee is Tsutomu Okuda, an outside director. The other members of this committee are Ryuji Araki, an outside director, Yuko Kawamoto, a director, Kunie Okamoto and Haruka Matsuyama, outside directors, and Nobuyuki Hirano, President & CEO. The nomination and compensation committee met eight times between April 2013 and March 2014.

Risk Committee.    The risk committee, a majority of which is comprised of outside directors and specialists, deliberates important matters related to the status, control and management of various risks that we face, reports the results of its deliberation and makes recommendations to the board of directors on a regular basis. The chairman of the risk committee is Yuko Kawamoto, who is a director. The other members of this committee are Tsutomu Okuda, an outside director, Akira Ariyoshi and Kenzo Yamamoto, outside specialists who have no prior employment relationships with any MUFG Group company, and Akihiko Kagawa, a senior managing director. The risk committee met four times between April 2013 and March 2014.

Internal Audit and Compliance Committee.    The internal audit and compliance committee, a majority of which is comprised of outside directors and specialists, deliberates important matters relating to internal audits, internal control of financial information, financial audits, compliance, corporate risk management, and other internal control systems. This committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. We aim to enhance the effectiveness of internal audit functions by utilizing the external view points provided by the internal audit and compliance committee members. The chairman of the internal audit and compliance committee is Ryuji Araki, who is an outside director. The other members of this committee are Haruka Matsuyama, an outside director, Shin Kikuchi, an attorney-at-law, Akira Yamate, a certified public accountant, and Tatsuo Wakabayashi, Deputy Chairman and Chief Audit Officer. The internal audit and compliance committee met twelve times between April 2013 and March 2014.

Governance Committee.    We aim to maintain a transparent and impartial corporate governance framework that takes into account external perspectives. On June 27, 2014, we formed a governance committee to support our board of directors in an additional effort to improve the Group’s corporate governance. The chairman of the Governance Committee is Kunie Okamoto, who is an outside director. Currently, the other members of this committee are Ryuji Araki, an outside director, Yuko Kawamoto, a director, Tsutomu Okuda and Haruka Matsuyama, outside directors, Shinsaku Iwahara, who has no prior employment relationship with any MUFG Group company, and Nobuyuki Hirano, President & CEO. Mr. Iwahara is a professor of Waseda University and has expertise in commercial law, company law and financial law. The governance committee deliberates matters pertaining to the state of the Group’s corporate governance, relevant policies and approaches, reports the results of its deliberation and makes recommendations to the Board of Directors on a semi-annually basis.

For additional information on our board practices and the significant differences in corporate governance practices between MUFG and U.S. companies listed on the New York Stock Exchange, see “—A. Directors and Senior Management” and “Item 16G. Corporate Governance.”

D.	Employees

As of March 31, 2014, we had approximately 100,500 employees, an increase of approximately 19,600 employees compared with the number of employees as of March 31, 2013 primarily as a result of our acquisition of Bank of Ayudhya Public Company Limited, or Krungsri in December 2013. As of March 31, 2014, we also had approximately 34,800 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2014:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	15%
Corporate Banking Business Unit	10
Global Business Unit	23
Bank of Ayudhya Public Company Limited	19
Global Markets Unit	1
Corporate Services	8
Corporate Center/Independent Divisions	2
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	4
Trust Assets	3
Real Estate	1
Global Markets	1
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Sales Marketing Business Unit	3
Global Investment Banking Business Unit	1
Global Markets Business Unit	0
International Business Unit	1
Corporate Center and Others	2
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Merchant Business Management Division	0
Operations Division	1
Systems Division	0
Corporate Division	0
Others	1

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	35%
United States	13
Europe	2
Asia/Oceania excluding Japan	8
Bank of Ayudhya Public Company Limited(1)	19
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	10
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	6
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	4
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	1

100%

Note:
(1)	Bank of Ayudhya Public Company Limited is located in Thailand.

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2014, we had 743,933 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2014, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd. (Trust account)(1)	687,872,700	4.85%
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	589,568,800	4.16
The Bank of New York Mellon SA/NV 10	313,508,710	2.21
State Street Bank and Trust Company	223,166,446	1.57
Nippon Life Insurance Company	198,137,853	1.39
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	186,466,730	1.31
Meiji Yasuda Life Insurance Company(3)	175,000,000	1.23
Japan Trustee Services Bank, Ltd. (Trust account 1)(1)	172,662,600	1.21
Japan Trustee Services Bank, Ltd. (Trust account 2)(1)	157,029,900	1.10
State Street Bank and Trust Company 505225	156,934,894	1.10

Total	2,860,348,633	20.19%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our American depositary shares.
(3)	These shares are those held in a pension trust account with The Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.

As of March 31, 2014, 1,393,786 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors. Our major shareholders do not have different voting rights.

As of March 31, 2014, 2,081,091,190 shares, representing 14.69% of our outstanding common stock, were owned by 347 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 186,466,730 shares, or 1.31%, of our issued common stock.

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

The shareholders of class 11 preferred stock, appearing on the register of shareholders as of March 31, 2014, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
UFJ Trustee Services PVT. (Bermuda) Limited as the trustee of UFJ International Finance (Bermuda) Trust	1,000	100%

Total	1,000	100%

We expect to acquire all of the outstanding shares of class 11 preferred stock on August 1, 2014 as required under the terms of the preferred stock or prior to that date at the request of the holder of the shares in exchange for up to 1,245 shares of our common stock. We plan to use shares of our common stock held in treasury for this acquisition. In addition, on April 1, 2014, MUFG acquired all of the 156,000,000 outstanding shares of first series of class 5 preferred stock for ¥390 billion and cancelled all the acquired shares. Upon our acquisition of the shares of class 11 preferred stock, we will have no outstanding shares of any class of preferred stock.

B.	Related Party Transactions

As of March 31, 2014, we held approximately 21.9% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million, or ¥53.6 billion, and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

We and Morgan Stanley have two securities joint venture companies, namely, MUMSS and MSMS, in Japan. We hold a 60% economic interest in MUMSS and MSMS, and Morgan Stanley holds a 40% economic interest in MUMSS and MSMS. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in MUMSS, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in MSMS.

We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance. For a detailed discussion of our global alliance with Morgan Stanley, see “Item 4.B. Information on the Company—Business Overview—Global Strategic Alliance with Morgan Stanley.”

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2014, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

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

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥16 per share of our common stock for the fiscal year ended March 31, 2014 were approved by shareholders at the ordinary general meeting of shareholders held on June 27, 2014.

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

The following table shows, for the periods indicated, the reported intra-day high and low trade prices for shares of our common stock on the Tokyo Stock Exchange, or the TSE, and of the ADSs on the New York Stock Exchange, or the NYSE:

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(U.S.$)
Fiscal year ended March 31, 2010	699	437	6.84	4.79
Fiscal year ended March 31, 2011	520	321	5.68	4.44
Fiscal year ended March 31, 2012	448	318	5.36	4.01
Fiscal year ended March 31, 2013
First quarter	427	328	5.16	4.16
Second quarter	398	349	4.97	4.44
Third quarter	462	345	5.42	4.24
Fourth quarter	592	449	6.10	5.19
Fiscal year ended March 31, 2014
First quarter	750	515	7.31	5.52
Second quarter	677	575	6.81	5.82
Third quarter	696	598	6.74	6.13
Fourth quarter	697	519	6.64	5.19
February	632	581	6.15	5.77
March	610	519	5.96	5.19
Fiscal year ending March 31, 2015
April	587	523	5.63	5.21
May	586	542	5.73	5.33
June	642	578	6.27	5.69
July (through July 7)	638	620	6.31	6.08

B.	Plan of Distribution

Not applicable.

C.	Markets

The primary market for our common stock is the TSE. Our common stock is also listed on the Nagoya Stock Exchange in Japan. ADSs, each representing one share of common stock, are quoted on the NYSE under the symbol, “MTU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our Articles of Incorporation provides that our corporate purpose is to carry on the following businesses:

•	administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which we may own as our subsidiaries under the Banking Law; and

•	any other businesses incidental to the foregoing businesses mentioned in the preceding clause.

Board of Directors

For discussion of the provisions of our Articles of Incorporation as they apply to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Common Stock

We summarize below the material provisions of our Articles of Incorporation, our share handling regulations and the Company Law as they relate to a type of joint stock company known as kabushiki kaisha, within which we fall. Because it is a summary, this discussion should be read together with our Articles of Incorporation and share handling regulations, which have been filed as exhibits to this Annual Report.

General

A joint stock company is a legal entity incorporated under the Company Law. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders’ liability is limited to the amount of the subscription for the shares.

As of June 27, 2014, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2014, a total of 14,164,026,420 shares of common stock (including 3,389,416 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

As of June 27, 2014, we were authorized to issue 800,001,000 shares of preferred stock, including 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares), and 1,000 shares of class 11 preferred stock. As of March 31, 2014, we had 156,000,000 shares of first series of class 5 preferred stock and 1,000 shares of class 11 preferred stock issued and outstanding.

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

Under the Act on Book-Entry Transfer of Company Bonds, Shares, etc., the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, are traded without share certificates through entry in the books maintained under a central clearing system.

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2014, we (excluding our subsidiaries) owned 212,200 shares of treasury stock.

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

General

As of March 31, 2014, we were authorized under our Articles of Incorporation to issue four classes of preferred stock totaling 800,001,000 shares of preferred stock, including 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares) and 1,000 shares of class 11 preferred stock. Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. On April 1, 2014, MUFG acquired all of the 156,000,000 outstanding shares of first series of class 5 preferred stock for ¥390.0 billion and cancelled all the acquired shares. In addition, MUFG expects to acquire all of the 1,000 outstanding shares of class 11 preferred stock on August 1, 2014 as required under the terms of the preferred stock or prior to that date at the request of the holder of the shares in exchange for up to 1,245 shares of our common stock. We plan to use shares of our common stock held in treasury for this acquisition. Upon our acquisition of the shares of class 11 preferred stock, we will have no outstanding shares of any class of preferred stock.

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

Generally, a non-resident holder of shares of our common stock or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is (i) 15.315% for dividends to be paid on or before December 31, 2037 and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual non-resident holder who holds 3% or more of our issued shares for which the applicable rate is (a) 20.42% for dividends to be paid on or before December 31, 2037 and (b) 20% for dividends to be paid thereafter, pursuant to Japanese tax law.

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

Non-resident holders of shares who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares of our common stock or ADSs by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends, or an Application Form for the Income Tax Convention, in advance through a paying handling agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide this application service for the non-resident holders. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax with respect to dividends to be paid on or after January 1, 2014, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

If a U.S. holder is eligible for benefits under the Tax Convention, the holder may be able to claim a reduced rate of Japanese withholding tax. All U.S. holders should consult their tax advisors about their eligibility for reduction of Japanese withholding tax. A U.S. holder may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. A U.S. holder would be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Tax Convention. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” The rules governing U.S. foreign tax credits are very complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

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

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations and certain IRS guidance relating to the treatment of certain qualifying government bonds, and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2014 because we did not meet either the income test or the asset test. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2015 or any future taxable year due to changes in our income or asset composition. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form or that the above IRS guidance which is scheduled to expire for taxable years beginning after 2016 will continue to apply. Moreover, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

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

•

provides a correct taxpayer identification number on a properly completed U.S. Internal Revenue Service Form W-9 or other appropriate form which certifies that the U.S. holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

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

In addition, certain U.S. holders who are individuals that hold certain foreign financial assets (which may include our shares or ADSs) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of our shares and ADSs.

Additional Tax on Investment Income

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, shares or ADSs, subject to certain limitations and exceptions.

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

Type of Risk	Definition

Credit Risk	The risk of financial loss in credit assets (including off-balance sheet instruments) caused by deterioration in the credit conditions of counterparties. This category includes country risk.

Market Risk	Market risk is the risk of financial loss where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices and foreign exchange rates. Market liquidity risk is the risk of financial loss caused by the inability to secure market transactions at the required volume or price levels as a result of market turbulence or lack of trading liquidity.

Liquidity Risk	The risk of incurring loss if a poor financial position at a group company hampers the ability to meet funding requirements or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events.

• Operations Risk	The risk of incurring loss that might be caused by negligence of correct operational processing, or by incidents or misconduct by either officers or staff, as well as other similar risks.

• Information Asset Risk	The risk of loss caused by loss, alteration, falsification or leakage of information, or by destruction, disruption, errors or misuse of information systems, as well as other similar risks.

• Legal Risk	The risk of loss due to failure to comply with applicable laws and regulations, adequately evaluate contractual rights and obligations, or appropriately deal with disputes, as well as other similar risks.

• Reputation Risk	The risk of loss due to deterioration in reputation as a consequence of the spread of rumors among customers or in the market, or as a consequence of inadequate response to a particular circumstance by MUFG, as well as other similar risks.

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

The following diagram summarizes our integrated risk management framework:

Crisis Management Framework

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

Recognizing that our operations particularly in Japan are subject to the risk of earthquakes and other natural disasters as well as accidents resulting from such disasters, including a sudden massive blackout in major metropolitan areas in Japan, and that our contingency plans may not address all eventualities that may occur in the event of a material disruption to our operations, we have been conducting a comprehensive review of our existing business continuity plan to more effectively respond to such extreme scenarios, and continue to contemplate and implement measures to augment our current business continuity management framework, including enhancing our off-site back-up data storage and other information technology systems.

Implementation of Basel Standards

Basel II, as adopted by the FSA, has been applied to Japanese banks since March 31, 2007. Certain provisions of Basel III were adopted by the FSA effective March 31, 2013 for Japanese banking institutions with international operations conducted by their foreign offices. Basel III is based on Basel II’s comprehensive regulatory framework which is built on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. Based on the Basel principles, MUFG has adopted the Advanced Internal Ratings-Based Approach to calculate its capital requirements for credit risk since March 31, 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to our overall capital requirements, and MUFG Americas Holding Corporation, or MUAH, has adopted a phased rollout of the Internal Ratings-Based Approach. MUFG has adopted the Advanced Measurement Approach since March 31, 2012 to calculate its capital requirements for operational risk, except that we use the Basic Indicator Approach for entities that are deemed to be less important in the calculation of the operational risk equivalent amount and for entities that are still preparing to implement the Advanced Measurement Approach. As for market risk, MUFG has adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Measurement Method to calculate specific risk.

In response to the recent financial crisis, the Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2013, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the first group of G-SIBs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. Likewise, local banking regulators outside of Japan, such as those in the United States, have revised or are expected to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the MUFG Group. For more information on the Basel regulatory framework and requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”

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

The following table sets forth our borrower grades:

Definition of MUFG Borrower Rating

MUFG Borrower Rating	MUFG Borrower Rating Definition
1	The capacity to meet financial commitments is extremely certain, and the borrower has the highest level of creditworthiness.
2	The capacity to meet financial commitments is highly certain, but there are some elements that may result in lower creditworthiness in the future.
3	The capacity to meet financial commitments is sufficiently certain, but there is the possibility that creditworthiness may fall in the long run.
4	There are no problems concerning the capacity to meet financial commitments, but there is the possibility that creditworthiness may fall in the long run.
5	There are no problems concerning the capacity to meet financial commitments, and creditworthiness is in the middle range.
6	There are no problems concerning the capacity to meet financial commitments presently, but there are elements that require attention if the situation changes.
7	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor.
8	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor, and creditworthiness is relatively low.
9	The capacity to meet financial commitments is somewhat poor, and creditworthiness is the lowest among “Normal” customers.
10 through 12	Borrowers who must be closely monitored because of the following business performance and financial conditions:
(1) Borrowers who have problematic business performance, such as virtually delinquent principal repayment or interest payment;
(2) Borrowers whose business performance is unsteady, or who have unfavorable financial conditions;
(3) Borrowers who have problems with loan conditions, for whom interest rates have been reduced or shelved.
10	Although business problems are not serious or their improvement is seen to be remarkable, there are elements of potential concern with respect to the borrower’s management, and close monitoring is required.
11	Business problems are serious, or require long-term solutions. Serious elements concerning business administration of the borrower have emerged, and subsequent debt repayment needs to be monitored closely.
12	Borrowers who fall under the criteria of Rating 10 or 11 and have a loan concession granted. Borrowers who have “Loans contractually past due 90 days or more.” (As a rule, delinquent borrowers are categorized as “Likely to Become Bankrupt,” but the definition here applies to borrowers delinquent for 90 days or more because of inheritance and other special reasons.)
13	Borrowers who pose a serious risk with respect to debt repayment, loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future.
14	While not legally bankrupt, borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations.
15	Borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation).

The Japanese regulatory authorities require Japanese banks to categorize borrowers as follows:

•	Normal borrowers (generally corresponding to borrowers in categories 1 through 9 in our ratings), which are borrowers that are performing well, with no significant financial concerns,

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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2014 was subject to a variation of approximately ¥3.66 billion when TOPIX index moves one point in either direction.

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

For the purpose of internally evaluating capital adequacy on an economic capital basis in terms of market risk, we use this market risk measurement model to calculate risk amounts based on a holding period of one year and a confidence interval of 99.9%.

Monitoring and managing our sensitivity to interest rate fluctuations is the key to managing market risk in MUFG’s non-trading activities. The major banking subsidiaries take the following approach to measuring risks concerning core deposits, loan prepayments and early deposit withdrawals.

To measure interest rate risk relating to deposits without contract-based fixed maturities, the amount of “core deposits” is calculated through a statistical analysis based on deposit balance trend data and the outlook for interest rates on deposits, business decisions, and other factors. The amount of “core deposit” is categorized into various groups of maturity terms of up to ten years (4.5 years on average) to recognize interest rate risk. The calculation assumptions and methods to determine the amount of core deposits and maturity term categorization are regularly reviewed.

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

Summaries of Market Risks (Fiscal Year Ended March 31, 2014)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2014 was ¥18.09 billion, comprising interest rate risk exposure of ¥14.98 billion, foreign exchange risk exposure of ¥3.46 billion, and equity-related risk exposure of ¥2.90 billion. Compared with the VaR as of March 31, 2013, we experienced an increase in market risk during the fiscal year ended March 31, 2014, primarily due to an increase in yen interest rate risk.

Our average daily VaR for the fiscal year ended March 31, 2014 was ¥20.79 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 63%, foreign exchange risk for approximately 25% and equity-related risk for approximately 7%, of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2012—March 31, 2013	Average	Maximum(1)	Minimum(1)	March 31, 2013
	(in billions)
MUFG	¥9.86	¥15.32	¥6.55	¥12.94
Interest rate	8.44	12.38	6.42	12.38
Yen	4.37	8.35	2.55	8.35
U.S. Dollars	3.34	6.98	1.89	2.69
Foreign exchange	3.40	7.72	0.34	3.19
Equities	0.79	3.50	0.12	1.17
Commodities	0.48	1.06	0.15	0.51
Less diversification effect	(3.25)	—	—	(4.31)

April 1, 2013—March 31, 2014	Average	Maximum(1)	Minimum(1)	March 31, 2014
	(in billions)
MUFG	¥20.79	¥29.50	¥15.34	¥18.09
Interest rate	17.33	21.93	14.02	14.98
Yen	8.59	14.07	5.36	6.16
U.S. Dollars	6.66	11.12	3.95	5.05
Foreign exchange	6.93	15.30	3.46	3.46
Equities	2.07	7.35	0.79	2.90
Commodities	0.74	1.39	0.31	1.25
Less diversification effect	(6.28)	—	—	(4.50)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2014 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2013	¥22.80
July—September 2013	21.72
October—December 2013	19.22
January—March 2014	19.39

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2014, the revenue from our trading activities has been relatively stable, keeping positive numbers in 234 days out of 260 trading days in the period. During the same period, there were 106 days with positive revenue exceeding ¥1 billion and 9 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2014, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥332.1 billion. Market risks related to interest rates equaled ¥304.2 billion and equities-related risks equaled ¥172.9 billion.

Compared with the VaR for MUFG as of March 31, 2013, the decrease in the overall market risk was ¥80.9 billion. Market risks related to interest rates decreased ¥118.1 billion. Equity related risks increased ¥64.4 billion.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 71% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2014, the yen accounted for approximately 49% while the U.S. dollar accounted for approximately 36%, and the Euro approximately 15%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2014:

April 1, 2013—March 31, 2014	Average	Maximum(1)	Minimum(1)	March 31, 2014
	(in billions)
Interest rate	¥400.8	¥459.8	¥304.2	¥304.2
Yen	223.8	276.5	183.3	190.4
U.S. Dollars	183.8	230.2	135.8	140.8
Foreign exchange	1.3	3.0	0.8	0.9
Equities	161.3	202.4	100.6	172.9
Total(1)	410.7	462.1	332.1	332.1

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. The equities-related risk figures do not include market risk exposure from our strategic equity portfolio. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2014 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2013	¥419.88
July—September 2013	384.29
October—December 2013	425.98
January—March 2014	372.11

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2014 against that as of March 31, 2013, there were a five percentage point increase in Japanese yen from 44% to 49%, a one percentage point decrease in Euro from 16% to 15%, and a four percentage point decrease in U.S. dollar from 40% to 36%.

Backtesting

We conduct backtesting in which a VaR is compared with hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement model. We also conduct additional backtesting using other methods, including testing VaR against actual realized and unrealized losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.

Hypothetical losses never exceeded VaR in the fiscal year ended March 31, 2014. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2014:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2014:

Stress Testing

We have adopted an HS-VaR model, which calculates potential changes in the market value of our portfolio as a statistically possible amount of losses that could be incurred due to market fluctuations within a certain period (or holding period, of 10 business days) based on historical market volatility for a certain period (or observation period, of 701 business days, or approximately three years). Actual losses may exceed the value at risk obtained by the application of the model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model.

In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing. For example, we measure on a quarterly basis potential losses that could be incurred in our portfolio by applying various stress scenarios, including the 10-year most extreme movement in each of the risk factors as well as actual past market movement observed beyond the 10 year historical observation period. In addition, the holding company and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. Since October 2011, the holding company and major subsidiaries have also been measuring stressed VaR relating to their trading activities based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.

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

Operational Risk Management

Operational risk refers to the risk of loss caused by either internal control issues, such as inadequate operational processes or misconduct, system failures, or external factors such as serious political instability, major terrorist activity, health epidemics and natural disasters. The term includes a broad range of risks that could lead to losses, including operations risk, information asset risk, legal risk, reputation risk, personnel risk and tangible asset risk. These risks that comprise operational risk are referred to as sub-category risks.

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

Legal Risk Management

Legal risk refers to the risk of loss due to failure to comply with applicable laws and regulations, adequately evaluate contractual rights and obligations, or appropriately deal with disputes, as well as other similar risks. We recognize the potentially significant impact legal risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic, reputation and other losses to, or diminished market confidence in, the Group. Accordingly, we continue to improve our risk control framework designed to appropriately manage such risk.

Specifically, in order to promote compliance, we have established our Principles of Ethics and Conduct as the basic legal compliance policy for the Group’s directors and employees. In addition, a compliance management division has been established at each of the holding company and the major subsidiaries. See “—Compliance” below. Moreover, the legal division at each of the holding company and the major subsidiaries centrally and uniformly evaluates legal issues prior to entering into contracts, deals with disputes and manages other legal matters. Through these and other measures, we endeavor to effectively manage our legal risk.

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

Risk Management for Other Risks

In addition to the risks discussed above, the MUFG Group companies define and manage sub-category risks as appropriate, including tangible asset risk and personnel risk as set forth in the “Operational Risk Management System of Our Major Banking Subsidiaries” diagram above.

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

Principles of Ethics and Conduct

Introduction

These Principles of Ethics and Conduct establish clear and consistent standards for all MUFG employees to guide decisions and actions. They reflect and support the MUFG Corporate Vision. The principles are organized in three sections. Chapter 1 presents the attitude that we adopt with our customers, to act with honesty and integrity and pursue their best interests, which is a core component of our business practices. Chapter 2 presents a set of standards to help us fulfill our responsibilities as a good corporate citizen. MUFG’s reputation depends upon the trust and confidence of our customers and other stakeholders, including local communities, and we are responsible to society on a global level. Chapter 3 describes the actions and mindset that will create a stimulating and supportive working environment as MUFG continues to grow. Our success depends on building and maintaining a dynamic workplace where all employees can reach their full potential in ways that support our customers and contribute to society as a whole.

Outline / Overview

Chapter 1 Customer Focus

We place our diverse customers at the center of all our activities and always act in their best interests. MUFG is able to thrive today because of the trust and confidence that customers have placed in us—the result of years of fair, transparent, and honorable dealings. Our business culture is not driven by the prospect of short-term, immediate gains. Instead, we place a premium on supporting long-term, sustainable relationships with our customers to help them meet their goals.

1-1. Acting with Honesty and Integrity

We always place our diverse customers at the center of all activities and act with honesty and integrity in all of our dealings with them. We protect customer assets, including their personal information, and strive at all times not to damage their interests.

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

Chapter 2 Responsibility as a Corporate Citizen

As a member of MUFG with global operations, we act honorably, with honesty and integrity, and comply at all times with laws, regulations, rules, and internal policies globally. We strive to maintain stability and confidence in the global financial system and to contribute to the sound growth and development of society. We behave in a manner that supports and strengthens the trust and confidence that MUFG has built up over the years.

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

When reporting information please pay attention to the following:

•	Matters subject to reporting are limited to instances regarding MUFG Group companies.

•	Please provide detailed information with respect to the matter. Without detailed factual information there is a limit to how much our investigations can achieve.

•	Anonymous information will be accepted.

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

Group Internal Audit Framework

The board of directors at the holding company level has instituted MUFG’s internal audit policy to define the policy, function and organizational position of internal audits. Separate internal audit divisions have been created within the holding company and certain subsidiaries. Through close cooperation and collaboration among the internal audit divisions in each of these subsidiaries, these internal audit divisions provide coverage for the Group and also support the board of directors in monitoring and overseeing all MUFG operations.

In addition to having primary responsibility for initiating and preparing plans and proposals related to internal audits of the Group, the Internal Audit Division at the holding company monitors and, as necessary, guides, advises and administers the internal audit divisions of subsidiaries and affiliated companies. The internal audit divisions within the major subsidiaries conduct audits of the respective head office and branch operations of these companies. In addition, each of these internal audit divisions undertakes direct audits of their respective subsidiaries, and monitors and oversees the separate internal audit functions established within them. This helps to evaluate and verify the adequacy and effectiveness of internal controls within MUFG on a consolidated basis.

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

Fees Waived or Paid by the Depositary

The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which consisted of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls. For the fiscal year ended March 31, 2014, the Depositary waived $132,655.85 of standard out-of-pocket expenses.

The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based on the number of outstanding ADSs. For the fiscal year ended March 31, 2014, the Depositary reimbursed us $1.0 million for such expenses.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2014.

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

Our management excluded from its assessment of the effectiveness of our internal control over financial reporting as of March 31, 2014, an assessment of internal control over financial reporting of Bank of Ayudhya Public Company Limited, or Krungsri, and its subsidiaries. Krungsri and its subsidiaries became our subsidiary on December 18, 2013, when the acquisition of a majority stake in Krungsri was completed by BTMU. The total assets represented 1.6 % of MUFG’s consolidated total assets as of March 31, 2014. The results of operations of Krungsri and its subsidiaries since the acquisition date were not material to MUFG for the fiscal year ended March 31, 2014.

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2014 based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2014.

The effectiveness of our internal control over financial reporting as of March 31, 2014 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 214.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2014 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Bank of Ayudhya Public Company Limited. (“Krungsri”) and its subsidiaries, which were acquired on December 18, 2013 and whose financial statements constitute 1.6% of total assets of the consolidated financial amounts as of March 31, 2014. The results of operations of Krungsri and its subsidiaries since the acquisition date were not material to the MUFG Group for the year ended March 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Krungsri and its subsidiaries. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the MUFG Group as of March 31, 2014, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the year ended March 31, 2014 (all expressed in Japanese Yen) and our report dated July 18, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 18, 2014

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

We have adopted a code of ethics, which consists of internal rules named Principles of Ethics and Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of the Principles of Ethics and Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this Annual Report. For a detailed discussion of our current compliance structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Compliance.” No waivers of the Principles of Ethics and Conduct or the ethical framework and code of conduct, as applicable, or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2014.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2013 and 2014 are presented in the following table:

	2013	2014
	(in millions)
Audit fees	¥5,604	¥6,029
Audit-related fees	426	499
Tax fees	308	309
All other fees	—	14

Total	¥6,338	¥6,851

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

All other fees—All other fees primarily include fees for risk management and compliance advisory services.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were approximately 0.2% for the fiscal year ended March 31, 2013 and less than 0.1% for the fiscal year ended March 31, 2014.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2013	5,429	¥623.35	—	—
May 1 to May 31, 2013	6,606	679.24	—	—
June 1 to June 30, 2013	3,637	585.74	—	—
July 1 to July 31, 2013	7,590	652.03	—	—
August 1 to August 31, 2013	4,838	607.93	—	—
September 1 to September 30, 2013	4,577	617.23	—	—
October 1 to October 31, 2013	5,030	625.37	—	—
November 1 to November 30, 2013	5,627	636.10	—	—
December 1 to December 31, 2013	11,586	648.81	—	—
January 1 to January 31, 2014	6,601	674.34	—	—
February 1 to February 28, 2014	4,928	607.82	—	—
March 1 to March 31, 2014	6,068	578.20	—	—

Total	72,517	633.15	—	—

Note:
(1)	All of the purchased shares were shares constituting less than one unit (100 shares) purchased from registered holders of such shares at the current market price of those shares.

We did not make any purchases of our shares other than the above for the fiscal year ended March 31, 2014.

In connection with the UNBC’s stock bonus plan, 2,598,862 ADSs were purchased by the trustee of the independent trust between April 1, 2013 and March 31, 2014. In the same period, 280,509 ADSs were purchased by the trustee of the independent trust in connection with the BTMU Headquarters for the Americas stock bonus plan. For descriptions of the UNBC’s stock bonus plan and the BTMU Headquarters for the Americas’ stock bonus plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

As of June 30, 2014, MUFG has four outside directors as members of its board of directors. Under the Company Law of Japan, an “outside director” is defined as a director who has not served as an executive director (gyomu shikko torishimariyaku), executive officer (shikkoyaku), manager (shihainin) or any other type of employee of the relevant company or any of its subsidiaries prior to his or her appointment.

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

As of June 30, 2014, MUFG had five corporate auditors, three of whom are outside corporate auditors.

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

MUFG has also adopted a code of ethics, compliance rules and a compliance manual which it believes are compliant with the requirements for a Code of Ethics as set forth under Section 406 of the U.S. Sarbanes-Oxley Act. MUFG has disclosed the relevant sections of its code of ethics, compliance rules and compliance manual as an exhibit to this Annual Report. No exemptions from MUFG’s code of ethics, compliance rules or compliance manual were granted to its directors or executives during the fiscal year ended March 31, 2014.

7. A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-management directors.

Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under MUFG’s internal corporate governance rules.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013. (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)***

2(a)	Form of American Depositary Receipt.****

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.****

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. (English translation of relevant sections)*

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 22, 2013.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 28, 2011.
***	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
****	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.

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

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2012, 2013 and 2014. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2012			2013			2014
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥1,866,249	¥2,412	0.13%	¥2,855,051	¥3,964	0.14%	¥10,321,128	¥10,990	0.11%
Foreign	4,976,720	37,551	0.75	3,763,476	23,340	0.62	6,520,619	36,066	0.55

Total	6,842,969	39,963	0.58	6,618,527	27,304	0.41	16,841,747	47,056	0.28

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	3,409,929	5,299	0.16	3,133,225	3,456	0.11	958,054	2,506	0.26
Foreign	8,221,074	88,089	1.07	6,972,640	53,376	0.77	9,421,311	59,227	0.63

Total	11,631,003	93,388	0.80	10,105,865	56,832	0.56	10,379,365	61,733	0.59

Trading account assets:
Domestic	5,317,152	44,358	0.83	5,780,004	45,367	0.78	5,211,819	40,044	0.77
Foreign	14,985,875	271,384	1.81	18,504,836	349,421	1.89	22,827,441	367,371	1.61

Total	20,303,027	315,742	1.56	24,284,840	394,788	1.63	28,039,260	407,415	1.45

Investment securities(1):
Domestic	54,336,768	306,903	0.56	55,159,363	259,420	0.47	49,152,403	222,644	0.45
Foreign(2)	3,838,534	244,863	6.38	4,617,964	111,407	2.41	5,166,347	119,693	2.32

Total	58,175,302	551,766	0.95	59,777,327	370,827	0.62	54,318,750	342,337	0.63

Loans(3):
Domestic	65,926,637	1,041,921	1.58	67,831,943	964,031	1.42	69,443,921	900,085	1.30
Foreign	21,300,209	553,176	2.60	25,205,754	613,739	2.43	33,153,305	763,657	2.30

Total	87,226,846	1,595,097	1.83	93,037,697	1,577,770	1.70	102,597,226	1,663,742	1.62

Total interest-earning assets:
Domestic	130,856,735	1,400,893	1.07	134,759,586	1,276,238	0.95	135,087,325	1,176,269	0.87
Foreign	53,322,412	1,195,063	2.24	59,064,670	1,151,283	1.95	77,089,023	1,346,014	1.75

Total	184,179,147	2,595,956	1.41	193,824,256	2,427,521	1.25	212,176,348	2,522,283	1.19

Non-interest-earning assets:
Cash and due from banks	2,651,846			3,131,561			3,441,312
Other non-interest-earning assets	26,235,174			30,016,918			33,369,623
Allowance for credit losses	(1,230,778)			(1,289,950)			(1,257,539)

Total non-interest- earning assets	27,656,242			31,858,529			35,553,396

Total assets	¥211,835,389			¥225,682,785			¥247,729,744

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139,320 million on conversion rate adjustment of Morgan Stanley’s convertible preferred stock. Exclusive of the gain associated with the conversion, the average rate would have been lower at 2.90% rather than 6.38% for the fiscal year ended March 31, 2012.
(3)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an insignificant amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2012			2013			2014
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥97,953,258	¥101,673	0.10%	¥99,884,032	¥77,708	0.08%	¥102,854,486	¥65,358	0.06%
Foreign	19,678,674	127,185	0.65	23,436,714	134,359	0.57	30,453,791	161,297	0.53

Total	117,631,932	228,858	0.19	123,320,746	212,067	0.17	133,308,277	226,655	0.17

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	12,456,171	34,148	0.27	16,284,255	35,030	0.22	18,576,215	28,703	0.15
Foreign	9,055,602	60,956	0.67	7,948,167	28,793	0.36	9,871,891	17,467	0.18

Total	21,511,773	95,104	0.44	24,232,422	63,823	0.26	28,448,106	46,170	0.16

Due to trust account—Domestic	608,061	647	0.11	590,150	665	0.11	506,466	519	0.10

Other short-term borrowings and trading account liabilities:
Domestic	10,558,305	39,425	0.37	10,247,601	35,928	0.35	10,177,337	34,379	0.34
Foreign	2,552,810	22,232	0.87	3,153,184	16,414	0.52	4,332,788	23,122	0.53

Total	13,111,115	61,657	0.47	13,400,785	52,342	0.39	14,510,125	57,501	0.40

Long-term debt:
Domestic	9,340,803	159,553	1.71	8,968,836	135,295	1.51	9,763,504	126,686	1.30
Foreign	3,216,885	94,320	2.93	2,886,502	92,226	3.20	2,876,831	103,441	3.60

Total	12,557,688	253,873	2.02	11,855,338	227,521	1.92	12,640,335	230,127	1.82

Total interest-bearing liabilities:
Domestic	130,916,598	335,446	0.26	135,974,874	284,626	0.21	141,878,008	255,645	0.18
Foreign	34,503,971	304,693	0.88	37,424,567	271,792	0.73	47,535,301	305,327	0.64

Total	165,420,569	640,139	0.39	173,399,441	556,418	0.32	189,413,309	560,972	0.30

Non-interest-bearing liabilities	37,820,510			43,038,814			47,633,337

Total equity	8,594,310			9,244,530			10,683,098

Total liabilities and equity	¥211,835,389			¥225,682,785			¥247,729,744

Net interest income and interest rate spread		¥1,955,817	1.02%		¥1,871,103	0.93%		¥1,961,311	0.89%

Net interest income as a percentage of total interest-earning assets			1.06%			0.97%			0.92%

The percentage of total average assets attributable to foreign activities was 29.5%, 31.5% and 36.5%, respectively, for the fiscal years ended March 31, 2012, 2013 and 2014.

The percentage of total average liabilities attributable to foreign activities was 30.1%, 32.1% and 37.2%, respectively, for the fiscal years ended March 31, 2012, 2013 and 2014.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in rate for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012, and the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013.

	Fiscal year ended March 31, 2012 versus fiscal year ended March 31, 2013			Fiscal year ended March 31, 2013 versus fiscal year ended March 31, 2014
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥1,361	¥191	¥1,552	¥8,148	¥(1,122)	¥7,026
Foreign	(8,212)	(5,999)	(14,211)	15,488	(2,762)	12,726

Total	(6,851)	(5,808)	(12,659)	23,636	(3,884)	19,752

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(403)	(1,440)	(1,843)	(3,505)	2,555	(950)
Foreign	(12,051)	(22,662)	(34,713)	16,524	(10,673)	5,851

Total	(12,454)	(24,102)	(36,556)	13,019	(8,118)	4,901

Trading account assets:
Domestic	3,725	(2,716)	1,009	(4,382)	(941)	(5,323)
Foreign	66,029	12,008	78,037	74,236	(56,286)	17,950

Total	69,754	9,292	79,046	69,854	(57,227)	12,627

Investment securities(2):
Domestic	4,582	(52,065)	(47,483)	(27,473)	(9,303)	(36,776)
Foreign(3)	42,110	(175,566)	(133,456)	12,836	(4,550)	8,286

Total	46,692	(227,631)	(180,939)	(14,637)	(13,853)	(28,490)

Loans:
Domestic	29,436	(107,326)	(77,890)	22,481	(86,427)	(63,946)
Foreign	96,705	(36,142)	60,563	184,593	(34,675)	149,918

Total	126,141	(143,468)	(17,327)	207,074	(121,102)	85,972

Total interest income:
Domestic	38,701	(163,356)	(124,655)	(4,731)	(95,238)	(99,969)
Foreign	184,581	(228,361)	(43,780)	303,677	(108,946)	194,731

Total	¥223,282	¥(391,717)	¥(168,435)	¥298,946	¥(204,184)	¥94,762

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)	Interest income on foreign activities includes a gain of ¥139,320 million on conversion rate adjustment of Morgan Stanley’s convertible preferred stock for the fiscal year ended March 31, 2012. Exclusive of the effect of the conversion, the increase due to changes in volume was ¥25,432 million and the decrease due to changes in rate was ¥19,568 million for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012.

	Fiscal year ended March 31, 2012 versus fiscal year ended March 31, 2013			Fiscal year ended March 31, 2013 versus fiscal year ended March 31, 2014
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥1,967	¥(25,932)	¥(23,965)	¥2,252	¥(14,602)	¥(12,350)
Foreign	22,564	(15,390)	7,174	37,786	(10,848)	26,938

Total	24,531	(41,322)	(16,791)	40,038	(25,450)	14,588

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	9,166	(8,284)	882	4,468	(10,795)	(6,327)
Foreign	(6,734)	(25,429)	(32,163)	5,824	(17,150)	(11,326)

Total	2,432	(33,713)	(31,281)	10,292	(27,945)	(17,653)

Due to trust account—Domestic	(19)	37	18	(89)	(57)	(146)

Other short-term borrowings and trading account liabilities:
Domestic	(1,137)	(2,360)	(3,497)	(245)	(1,304)	(1,549)
Foreign	4,453	(10,271)	(5,818)	6,285	423	6,708

Total	3,316	(12,631)	(9,315)	6,040	(881)	5,159

Long-term debt:
Domestic	(6,165)	(18,093)	(24,258)	11,337	(19,946)	(8,609)
Foreign	(10,151)	8,057	(2,094)	(310)	11,525	11,215

Total	(16,316)	(10,036)	(26,352)	11,027	(8,421)	2,606

Total interest expense:
Domestic	3,812	(54,632)	(50,820)	17,723	(46,704)	(28,981)
Foreign	10,132	(43,033)	(32,901)	49,585	(16,050)	33,535

Total	¥13,944	¥(97,665)	¥(83,721)	¥67,308	¥(62,754)	¥4,554

Net interest income:
Domestic	¥34,889	¥(108,724)	¥(73,835)	¥(22,455)	¥(48,533)	¥(70,988)
Foreign	174,449	(185,328)	(10,879)	254,092	(92,896)	161,196

Total	¥209,338	¥(294,052)	¥(84,714)	¥231,637	¥(141,429)	¥90,208

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio

The following table shows information as to the value of our investment securities available-for-sale and being held-to-maturity at March 31, 2012, 2013 and 2014:

	At March 31,
	2012			2013			2014
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions)
Securities available-for-sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥48,736,276	¥48,882,662	¥146,386	¥49,159,827	¥49,479,954	¥320,127	¥41,388,592	¥41,589,009	¥200,417
Corporate bonds	2,227,855	2,294,537	66,682	1,644,555	1,696,529	51,974	1,229,167	1,264,960	35,793
Marketable equity securities	2,305,916	3,427,722	1,121,806	2,220,507	4,092,121	1,871,614	2,434,946	4,812,596	2,377,650
Other securities	494,185	500,454	6,269	551,447	561,082	9,635	592,682	600,471	7,789

Total domestic	53,764,232	55,105,375	1,341,143	53,576,336	55,829,686	2,253,350	45,645,387	48,267,036	2,621,649

Foreign:
U.S. Treasury and other U.S. government agencies bonds	546,813	551,825	5,012	204,330	207,871	3,541	485,565	480,470	(5,095)
Other governments and official institutions bonds	406,551	419,403	12,852	497,174	508,425	11,251	786,616	790,951	4,335
Mortgage-backed securities	1,182,554	1,193,627	11,073	1,426,238	1,455,246	29,008	1,205,344	1,165,948	(39,396)
Other securities	468,580	470,171	1,591	844,092	842,841	(1,251)	1,178,728	1,181,247	2,519

Total foreign	2,604,498	2,635,026	30,528	2,971,834	3,014,383	42,549	3,656,253	3,618,616	(37,637)

Total	¥56,368,730	¥57,740,401	¥1,371,671	¥56,548,170	¥58,844,069	¥2,295,899	¥49,301,640	¥51,885,652	¥2,584,012

Securities being held-to-maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥590,147	¥594,517	¥4,370	¥232,881	¥234,764	¥1,883	¥214,968	¥215,838	¥870
Other securities	43,709	43,789	80	600	600	—	400	400	—

Total domestic	633,856	638,306	4,450	233,481	235,364	1,883	215,368	216,238	870

Foreign:
U.S. Treasury and other U.S. government agencies bonds	141,810	142,740	930	40,414	41,808	1,394	3,166	4,265	1,099
Other governments and official institutions bonds	485,061	487,653	2,592	243,901	244,916	1,015	18,925	18,925	—
Other securities	1,124,641	1,161,990	37,349	1,613,368	1,665,982	52,614	2,469,523	2,495,699	26,176

Total foreign	1,751,512	1,792,383	40,871	1,897,683	1,952,706	55,023	2,491,614	2,518,889	27,275

Total	¥2,385,368	¥2,430,689	¥45,321	¥2,131,164	¥2,188,070	¥56,906	¥2,706,982	¥2,735,127	¥28,145

Nonmarketable equity securities presented in Other investment securities in the accompanying consolidated financial statements were primarily carried at cost of ¥876,333 million, ¥864,052 million and ¥711,416 million, at March 31, 2012, 2013 and 2014, respectively. The corresponding fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥33,432 million, ¥25,900 million and ¥26,201 million, at March 31, 2012, 2013 and 2014, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available-for-sale and being held-to-maturity, excluding equity securities, at March 31, 2014. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available-for-sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥14,937,054	0.08%	¥19,579,279	0.43%	¥5,505,150	0.69%	¥1,567,526	1.78%	¥41,589,009	0.39%
Corporate bonds	230,318	1.32	804,001	0.83	200,849	0.63	29,792	2.13	1,264,960	0.92
Other securities	288,018	0.47	218,357	1.01	71,743	0.65	22,353	1.38	600,471	0.72

Total domestic	15,455,390	0.10	20,601,637	0.45	5,777,742	0.69	1,619,671	1.78	43,454,440	0.41

Foreign:
U.S. Treasury and other U.S. government agencies bonds	30,313	2.13	304,111	1.23	146,046	1.64	—	—	480,470	1.41
Other governments and official institutions bonds	213,086	1.41	338,017	2.44	234,535	2.71	5,313	4.82	790,951	2.26
Mortgage-backed securities	215	4.30	4,502	2.50	67,592	1.95	1,093,639	2.46	1,165,948	2.43
Other securities	200,118	1.58	529,324	1.99	189,079	1.76	238,091	2.04	1,156,612	1.89

Total foreign	443,732	1.53	1,175,954	1.93	637,252	2.09	1,337,043	2.39	3,593,981	2.08

Total	¥15,899,122	0.14%	¥21,777,591	0.53%	¥6,414,994	0.83%	¥2,956,714	2.07%	¥47,048,421	0.54%

Securities being held-to-maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥190,011	0.49%	¥24,957	0.49%	¥—	—%	¥—	—%	¥214,968	0.49%
Other securities	—	—	400	0.75	—	—	—	—	400	0.75

Total domestic	190,011	0.49	25,357	0.49	—	—	—	—	215,368	0.49

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	—	—	3,166	8.31	—	—	3,166	8.31
Other governments and official institutions bonds	18,925	6.72	—	—	—	—	—	—	18,925	6.72
Other securities	5,148	1.22	51,760	1.48	1,400,596	1.11	1,012,019	2.04	2,469,523	1.50

Total foreign	24,073	5.54	51,760	1.48	1,403,762	1.13	1,012,019	2.04	2,491,614	1.55

Total	¥214,084	1.06%	¥77,117	1.15%	¥1,403,762	1.13%	¥1,012,019	2.04%	¥2,706,982	1.47%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of the individual issuers held in our investment securities portfolio exceeded 10% of the consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2014.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and industry of the borrower at March 31 of each of the five fiscal years ended March 31, 2014. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2010	2011	2012	2013	2014
	(in millions)
Domestic:
Manufacturing	¥12,027,795	¥11,248,033	¥11,451,720	¥11,767,352	¥11,540,753
Construction	1,427,933	1,280,899	1,155,926	1,056,276	980,877
Real estate	12,261,588	11,660,798	11,035,029	11,143,777	10,989,562
Services	3,714,148	3,417,689	3,239,688	2,881,666	2,693,561
Wholesale and retail	8,597,192	8,443,580	8,492,234	8,330,553	8,475,143
Banks and other financial institutions(1)	4,159,603	3,421,419	3,511,055	3,622,021	3,985,106
Communication and information services	1,339,753	1,249,272	1,284,585	1,314,505	1,443,466
Other industries	9,393,031	8,410,092	10,390,191	12,191,566	13,496,763
Consumer	19,096,832	18,420,864	17,636,553	17,132,396	16,921,352

Total domestic	72,017,875	67,552,646	68,196,981	69,440,112	70,526,583

Foreign:
Governments and official institutions	490,376	516,637	554,933	673,548	811,475
Banks and other financial institutions(1)	3,900,267	4,466,126	5,871,731	7,258,978	9,792,255
Commercial and industrial	13,794,584	13,134,725	15,693,487	18,738,731	24,533,816
Other	2,082,532	1,934,712	2,072,194	2,601,338	4,872,372

Total foreign	20,267,759	20,052,200	24,192,345	29,272,595	40,009,918

Total	92,285,634	87,604,846	92,389,326	98,712,707	110,536,501
Unearned income, unamortized premiums—net and deferred loan fees—net	(99,724)	(102,871)	(91,083)	(122,478)	(260,090)

Total(2)	¥92,185,910	¥87,501,975	¥92,298,243	¥98,590,229	¥110,276,411

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in “Banks and other financial institutions.” Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥102,268 million, ¥65,162 million, ¥46,634 million, ¥35,261 million and ¥46,635 million at March 31, 2010, 2011, 2012, 2013 and 2014, respectively, which are carried at the lower of cost or fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2014:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,011,961	¥3,571,732	¥957,060	¥11,540,753
Construction	676,176	264,227	40,474	980,877
Real estate	2,471,744	4,260,429	4,257,389	10,989,562
Services	1,221,450	1,067,701	404,410	2,693,561
Wholesale and retail	5,852,693	2,074,391	548,059	8,475,143
Banks and other financial institutions	2,422,036	1,388,374	174,696	3,985,106
Communication and information services	437,430	539,569	466,467	1,443,466
Other industries	9,933,598	2,003,841	1,559,324	13,496,763
Consumer	2,206,736	3,554,048	11,160,568	16,921,352

Total Domestic	32,233,824	18,724,312	19,568,447	70,526,583

Foreign	15,112,594	15,930,407	8,966,917	40,009,918

Total	¥47,346,418	¥34,654,719	¥28,535,364	¥110,536,501

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2014 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥11,634,415	¥3,176,182	¥14,810,597
Floating or adjustable rate	26,658,344	21,721,142	48,379,486

Total	¥38,292,759	¥24,897,324	¥63,190,083

Nonaccrual, Past Due and Restructured Loans

We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH, and Krungsri segments, and six months or more with respect to loans within the Residential segment.

Generally, accruing loans that are modified in a troubled debt restructuring (“TDR”) remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as a TDR, the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Once a restructured nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2014, based on the domicile and type of industry of the borrowers:

	At March 31,
	2010	2011	2012	2013	2014
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥111,235	¥137,987	¥200,074	¥213,181	¥167,962
Construction	33,449	48,479	40,098	37,530	30,202
Real estate	214,367	152,317	127,824	205,959	154,766
Services	79,517	76,597	86,015	87,103	72,851
Wholesale and retail	135,523	172,712	237,977	250,241	212,356
Banks and other financial institutions	2,322	7,238	7,802	13,993	7,234
Communication and information services	73,615	33,198	33,418	32,125	24,956
Other industries	116,741	37,335	49,212	43,585	36,861
Consumer	355,040	321,823	288,402	269,641	227,476

Total domestic	1,121,809	987,686	1,070,822	1,153,358	934,664

Foreign:
Governments and official institutions	70,529	62,683	93	66	43
Banks and other financial institutions	19,880	21,452	20,188	21,814	24,091
Commercial and industrial	135,622	73,707	72,750	87,628	87,808
Other	21,169	23,651	25,982	32,247	68,840

Total foreign	247,200	181,493	119,013	141,755	180,782

Total	¥1,369,009	¥1,169,179	¥1,189,835	¥1,295,113	¥1,115,446

Restructured loans:
Domestic	¥565,008	¥800,620	¥830,853	¥847,728	¥718,027
Foreign	47,184	38,930	92,276	138,119	153,204

Total	¥612,192	¥839,550	¥923,129	¥985,847	¥871,231

Accruing loans contractually past due 90 days or more:
Domestic	¥25,871	¥55,549	¥65,446	¥41,216	¥47,759
Foreign(1)	547	199	131	328	961

Total	¥26,418	¥55,748	¥65,577	¥41,544	¥48,720

Total(2)	¥2,007,619	¥2,064,477	¥2,178,541	¥2,322,504	¥2,035,397

Notes:

(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥25,425 million, ¥12,827 million, ¥10,736 million and ¥13,068 million of FDIC covered loans held by MUAH which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2011, 2012, 2013 and 2014, respectively.
(2)	The sum of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more includes large groups of smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment, and accruing loans contractually past due 90 days or more. However, these loans are excluded from the impaired loan balances of ¥2,200,766 million and ¥1,861,027 million, at March 31, 2013 and 2014, respectively, disclosed in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2014 was approximately ¥67.1 billion, of which ¥33.4 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2014 was approximately ¥27.3 billion, of which ¥16.4 billion was included in the results of operations for the fiscal year.

Potential Problem Loans

We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual, restructured loans and accruing loans past due 90 days or more.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2012, 2013 and 2014. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Guarantees of outstandings to borrowers domiciled in other countries are considered to be outstandings of the guarantor. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank’s home country are considered to be loans to, or deposits with, the foreign bank. Outstandings of a country do not include principal or interest amounts of which are supported by written, legally enforceable guarantees by guarantors of other countries or the amounts of outstandings to the extent that they are secured by tangible, liquid collateral held and realizable by BTMU, MUTB and their subsidiaries outside the country in which they operate.

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

Loan Concentrations

At March 31, 2014, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by industry of the borrower for each of the five fiscal years ended March 31, 2014:

	Fiscal years ended March 31,
	2010	2011	2012	2013	2014
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,156,638	¥1,315,615	¥1,240,456	¥1,285,507	¥1,335,987
Provision (credit) for credit losses	647,793	292,035	223,809	144,542	(106,371)
Charge-offs:
Domestic:
Manufacturing	41,933	32,162	35,577	21,510	52,579
Construction	22,707	7,414	11,034	7,378	2,985
Real estate	75,446	14,453	7,001	4,413	17,124
Services	29,264	22,112	10,526	5,404	13,555
Wholesale and retail	76,407	54,498	39,676	28,902	39,218
Banks and other financial institutions	542	608	377	160	243
Communication and information services	23,540	36,871	8,754	3,100	5,061
Other industries	7,225	62,711	1,778	2,984	3,312
Consumer	124,792	107,473	67,969	49,947	27,888

Total domestic	401,856	338,302	182,692	123,798	161,965
Total foreign	118,916	47,468	34,107	20,739	29,133

Total	520,772	385,770	216,799	144,537	191,098

Recoveries:
Domestic	48,269	34,653	37,002	23,310	27,105
Foreign	4,103	9,017	6,427	8,365	10,245

Total	52,372	43,670	43,429	31,675	37,350

Net charge-offs	468,400	342,100	173,370	112,862	153,748
Others(1)	(20,416)	(25,094)	(5,388)	18,800	18,552

Allowance for credit losses at end of fiscal year	¥1,315,615	¥1,240,456	¥1,285,507	¥1,335,987	¥1,094,420

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥307,343	¥327,568	¥185,871	¥170,812	¥207,111

Balance at end of fiscal year	¥327,568	¥185,871	¥170,812	¥207,111	¥184,460

Provision (credit) for credit losses	¥134,966	¥(86,674)	¥17,108	¥30,859	¥(21,727)

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.49%	0.39%	0.20%	0.12%	0.15%

Note:

(1)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2014:

	At March 31,
	2010		2011		2012		2013		2014
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥177,753	13.03%	¥202,505	12.84%	¥252,397	12.40%	¥296,798	11.92%	¥239,461	10.44%
Construction	31,764	1.55	41,012	1.46	29,663	1.25	32,396	1.07	25,447	0.89
Real estate	112,154	13.29	98,873	13.31	91,195	11.92	91,046	11.29	81,685	9.94
Services	88,435	4.02	92,336	3.90	92,921	3.51	82,220	2.92	69,511	2.44
Wholesale and retail	148,637	9.32	197,296	9.64	245,101	9.19	258,161	8.44	207,281	7.67
Banks and other financial institutions	20,015	4.51	26,505	3.91	23,928	3.83	28,895	3.67	21,110	3.61
Communication and information services	67,273	1.45	32,570	1.43	28,795	1.39	27,775	1.33	20,196	1.31
Other industries	110,545	10.18	58,539	9.60	70,112	11.25	68,530	12.35	59,770	12.20
Consumer	213,889	20.69	280,665	21.02	270,088	19.08	233,531	17.36	177,384	15.30
Foreign:
Governments and official institutions	70,017	0.53	28,406	0.59	26,800	0.60	30,377	0.68	28,599	0.73
Banks and other financial institutions	29,030	4.23	26,853	5.10	24,454	6.36	26,869	7.35	26,921	8.86
Commercial and industrial	203,611	14.94	114,352	14.99	107,899	16.98	137,780	18.98	119,204	22.20
Other	24,910	2.26	16,260	2.21	11,659	2.24	12,085	2.64	9,736	4.41
Unallocated	17,582	—	24,284	—	10,495	—	9,524	—	8,115	—

Total	¥1,315,615	100.00%	¥1,240,456	100.00%	¥1,285,507	100.00%	¥1,335,987	100.00%	¥1,094,420	100.00%

Allowance as a percentage of loans	1.43%		1.42%		1.39%		1.36%		0.99%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	65.53%		60.09%		59.01%		57.52%		53.77%

While the allowance for credit losses contains amounts allocated to components of specifically identified loans as well as a group on a portfolio of loans, the allowance for credit losses covers the credit losses of the entire loan portfolio and the allocations shown above are not intended to be restricted to the specific loan category. Accordingly, as the evaluation of credit risks changes, allocations of the allowance will be adjusted to reflect current conditions and various other factors.

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012		2013		2014
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥13,787,387	—%	¥14,184,561	—%	¥14,806,715	—%
Interest-bearing demand deposits	49,780,056	0.02	51,319,383	0.02	54,341,944	0.02
Deposits at notice	1,360,019	0.06	1,224,245	0.02	1,165,323	0.03
Time deposits	41,594,652	0.20	41,664,771	0.14	41,571,358	0.12
Certificates of deposit	5,218,531	0.13	5,675,633	0.13	5,775,861	0.10
Foreign offices:
Non-interest-bearing demand deposits	2,505,338	—	2,794,262	—	3,832,932	—
Interest-bearing deposits, principally time deposits and certificates of deposit	19,678,674	0.65	23,436,714	0.57	30,453,791	0.53

Total	¥133,924,657		¥140,299,569		¥151,947,924

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥457,525 million, ¥785,562 million and ¥558,229 million, respectively.

At March 31, 2014, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately U.S.$97 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2014) or more and total foreign deposits issued in amounts of U.S.$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥8,079,015	¥4,384,075	¥12,463,090
Over three months through six months	5,659,091	792,729	6,451,820
Over six months through twelve months	4,493,860	289,469	4,783,329
Over twelve months	3,710,866	146,282	3,857,148

Total	¥21,942,832	¥5,612,555	¥27,555,387

Foreign offices			¥26,026,728

VI.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥21,511,773	¥24,232,422	¥28,448,106
Maximum balance outstanding at any month-end during the fiscal year	22,618,035	25,868,941	33,513,317
Balance at end of fiscal year	21,347,850	23,703,926	30,206,245
Weighted average interest rate during the fiscal year	0.44%	0.26%	0.16%
Weighted average interest rate on balance at end of fiscal year	0.30%	0.18%	0.11%
Due to trust account:
Average balance outstanding during the fiscal year	¥608,061	¥590,150	¥506,466
Maximum balance outstanding at any month-end during the fiscal year	1,117,699	661,633	750,210
Balance at end of fiscal year	627,331	633,029	750,210
Weighted average interest rate during the fiscal year	0.11%	0.11%	0.10%
Weighted average interest rate on balance at end of fiscal year	0.08%	0.09%	0.08%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥10,059,100	¥10,540,612	¥11,897,255
Maximum balance outstanding at any month-end during the fiscal year	12,103,569	11,608,598	12,264,988
Balance at end of fiscal year	10,881,525	11,608,598	11,106,071
Weighted average interest rate during the fiscal year	0.28%	0.21%	0.19%
Weighted average interest rate on balance at end of fiscal year	0.23%	0.20%	0.25%

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2014 (all expressed in Japanese Yen). These financial statements are the responsibility of the MUFG Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MUFG and subsidiaries as of March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the MUFG Group’s internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 18, 2014 expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 18, 2014

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2013 AND 2014

(in millions)	2013	2014
ASSETS
Cash and due from banks (Note 8)	¥3,619,253	¥3,689,228
Interest-earning deposits in other banks (Notes 8 and 31)	8,111,887	20,500,676
Call loans and funds sold (Note 10)	618,596	919,132
Receivables under resale agreements (Notes 15 and 31)	5,659,512	7,300,037
Receivables under securities borrowing transactions (Note 15)	2,615,172	4,210,057
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥11,847,846 and ¥12,984,404 in 2013 and 2014) (including ¥16,290,536 and ¥18,251,847 measured at fair value under fair value option in 2013 and 2014) (Notes 8, 15, 23 and 31)	40,826,384	40,646,275
Investment securities (Notes 3, 8 and 31):
Securities available-for-sale—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,974,928 and ¥3,053,872 in 2013 and 2014)	58,844,069	51,885,652
Securities being held-to-maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥300,821 and ¥110,100 in 2013 and 2014) (fair value of ¥2,188,070 and ¥2,735,127 in 2013 and 2014)	2,131,164	2,706,982
Other investment securities	889,952	737,617

Total investment securities	61,865,185	55,330,251

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,952,868 and ¥1,608,498 in 2013 and 2014) (Notes 4 and 8)	98,590,229	110,276,411
Allowance for credit losses (Note 4)	(1,335,987)	(1,094,420)

Net loans	97,254,242	109,181,991

Premises and equipment—net (Note 5)	1,059,054	1,236,648
Accrued interest	255,192	277,222
Customers’ acceptance liability	90,216	126,838
Intangible assets—net (Notes 2 and 6)	866,153	1,133,354
Goodwill (Notes 2 and 6)	417,956	728,515
Deferred tax assets (Notes 7 and 14)	514,679	362,267
Other assets (including ¥3,006 and ¥2,000 measured at fair value under fair value option in 2013 and 2014) (Notes 8, 13, 14 and 31)	6,785,795	8,018,586

Total assets	¥230,559,276	¥253,661,077

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 25)
Cash and due from banks	¥2,692	¥3,167
Interest-earning deposits in other banks	26,087	33,158
Trading account assets	2,376,590	2,219,754
Investment securities	701,873	867,779
Loans	6,814,877	7,019,653
All other assets	254,978	236,131

Total assets of consolidated VIEs	¥10,177,097	¥10,379,642

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2013 AND 2014

(in millions, except shares)	2013	2014
LIABILITIES AND EQUITY
Deposits (Notes 8 and 9):
Domestic offices:
Non-interest-bearing	¥15,327,957	¥16,644,469
Interest-bearing	103,003,820	104,860,603
Overseas offices:
Non-interest-bearing	3,481,750	4,478,271
Interest-bearing	26,396,212	36,534,443

Total deposits	148,209,739	162,517,786

Call money and funds purchased (Notes 8 and 10)	4,010,582	3,417,455
Payables under repurchase agreements (Notes 8 and 15)	15,700,394	21,268,072
Payables under securities lending transactions (Notes 8 and 15)	3,992,950	5,520,718
Due to trust account (Note 11)	633,029	750,210
Other short-term borrowings (including ¥5,041 and ¥28,875 measured at fair value under fair value option in 2013 and 2014) (Notes 8, 12 and 31)	11,608,598	11,106,071
Trading account liabilities (Notes 15, 23 and 31)	14,969,482	11,981,978
Obligations to return securities received as collateral (Notes 15 and 31)	3,034,547	3,971,454
Bank acceptances outstanding	90,216	126,838
Accrued interest	136,712	143,362
Long-term debt (including ¥564,845 and ¥687,927 measured at fair value under fair value option in 2013 and 2014) (Notes 8, 12 and 31)	12,182,358	14,498,678
Other liabilities (Notes 1, 7, 8, 13, 14 and 26)	5,048,689	5,607,011

Total liabilities	219,617,296	240,909,633

Commitments and contingent liabilities (Notes 24 and 26)
Mitsubishi UFJ Financial Group shareholders’ equity (Note 21):
Capital stock (Notes 16 and 17):
Preferred stock—aggregate liquidation preference of ¥390,001 in 2013 and 2014, with no stated value	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 14,158,585,720 shares and 14,164,026,420 shares in 2013 and 2014, with no stated value	1,646,035	1,647,145
Capital surplus (Note 17)	6,348,133	6,363,413
Retained earnings (Notes 18 and 35):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	1,361,620	2,157,639
Accumulated other comprehensive income, net of taxes (Note 19)	574,347	1,357,682
Treasury stock, at cost—4,374,857 common shares and 3,389,416 common shares in 2013 and 2014	(3,011)	(2,510)

Total Mitsubishi UFJ Financial Group shareholders’ equity	10,608,795	12,205,040
Noncontrolling interests (Note 20)	333,185	546,404

Total equity	10,941,980	12,751,444

Total liabilities and equity	¥230,559,276	¥253,661,077

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 25)
Other short-term borrowings	¥39,773	¥44,221
Long-term debt	1,166,694	966,838
All other liabilities	378,679	259,404

Total liabilities of consolidated VIEs	¥1,585,146	¥1,270,463

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(in millions)	2012	2013	2014
Interest income:
Loans, including fees (Note 4)	¥1,595,097	¥1,577,770	¥1,663,742
Deposits in other banks	39,963	27,304	47,056
Investment securities:
Interest	307,812	266,640	229,732
Dividends	104,634	104,187	112,605
Gain on conversion rate adjustment of convertible preferred stock (Note 2)	139,320	—	—
Trading account assets	315,742	394,788	407,415
Call loans and funds sold	6,918	7,046	10,074
Receivables under resale agreements and securities borrowing transactions	86,470	49,786	51,659

Total	2,595,956	2,427,521	2,522,283

Interest expense:
Deposits	228,858	212,067	226,655
Call money and funds purchased	8,157	6,961	6,841
Payables under repurchase agreements and securities lending transactions	86,947	56,862	39,329
Due to trust account	647	665	519
Other short-term borrowings and trading account liabilities	61,657	52,342	57,501
Long-term debt	253,873	227,521	230,127

Total	640,139	556,418	560,972

Net interest income	1,955,817	1,871,103	1,961,311
Provision (credit) for credit losses (Note 4)	223,809	144,542	(106,371)

Net interest income after provision (credit) for credit losses	1,732,008	1,726,561	2,067,682

Non-interest income:
Fees and commissions income (Note 27)	1,099,963	1,160,874	1,294,116
Foreign exchange gains (losses)—net (Note 28)	34,302	(38,955)	(61,755)
Trading account profits (losses)—net (Note 28)	667,285	570,276	(33,886)
Investment securities gains—net (Note 3)(1)	19,384	155,957	303,520
Equity in earnings (losses) of equity method investees—net (Notes 2 and 26)	(499,427)	60,210	110,520
Gains on sales of loans (Note 4)	15,645	14,773	17,680
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 13)	—	—	115,210
Other non-interest income (Note 20)	103,424	144,774	75,676

Total	1,440,576	2,067,909	1,821,081

Non-interest expense:
Salaries and employee benefits (Note 13)	900,144	932,399	1,029,580
Occupancy expenses—net (Notes 5 and 26)	150,808	151,138	158,393
Fees and commission expenses	204,734	209,782	222,038
Outsourcing expenses, including data processing	191,089	198,134	216,737
Depreciation of premises and equipment (Note 5)	94,777	94,035	103,714
Amortization of intangible assets (Note 6)	212,229	207,568	198,147
Impairment of intangible assets (Note 6)	30,986	3,378	312
Insurance premiums, including deposit insurance	115,376	98,711	101,135
Communications	49,276	47,095	50,868
Taxes and public charges	65,641	66,862	69,457
Other non-interest expenses (Notes 2, 4, 5, 6, 20 and 26)	307,582	369,497	317,939

Total	2,322,642	2,378,599	2,468,320

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(in millions, except per share amount)	2012	2013	2014
Income before income tax expense	849,942	1,415,871	1,420,443
Income tax expense (Note 7)	429,191	296,020	337,917

Net income before attribution of noncontrolling interests	420,751	1,119,851	1,082,526
Net income attributable to noncontrolling interests	4,520	50,727	67,133

Net income attributable to Mitsubishi UFJ Financial Group	¥416,231	¥1,069,124	¥1,015,393

Income allocated to preferred shareholders:
Cash dividends paid	¥17,940	¥17,940	¥17,940
Changes in a foreign affiliated company’s interests in its subsidiary	—	—	3,301

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥398,291	¥1,051,184	¥994,152

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 18 and 22):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥28.17	¥74.30	¥70.21
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	28.09	74.16	69.98
(1) The following credit losses are included in Investment securities gains—net:

(in millions)	2012	2013	2014
Decline in fair value	¥11,704	¥7,457	¥2,321
Other comprehensive income—net	2,078	872	284

Total credit losses	¥13,782	¥8,329	¥2,605

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(in millions)	2012	2013	2014
Net income before attribution of noncontrolling interests	¥420,751	¥1,119,851	¥1,082,526
Other comprehensive income (loss), net of tax (Note 19):
Net unrealized gains on investment securities(1)	174,839	628,470	141,519
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	437	3,423	(361)
Defined benefit plans	(94,215)	79,997	117,648
Foreign currency translation adjustments	(49,543)	467,259	508,130

Total	31,518	1,179,149	766,936

Comprehensive income	452,269	2,299,000	1,849,462
Net income attributable to noncontrolling interests	4,520	50,727	67,133
Other comprehensive income (loss) attributable to noncontrolling interests	(743)	8,402	(16,399)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥448,492	¥2,239,871	¥1,798,728

(1)	Includes unrealized gains of ¥1,234 million, ¥555 million and ¥183 million, net of tax, related to debt securities with credit component realized in earnings for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(in millions, except per share amount)	2012	2013	2014
Preferred stock (Note 16):
Balance at beginning of fiscal year	¥442,100	¥442,100	¥442,100

Balance at end of fiscal year	¥442,100	¥442,100	¥442,100

Common stock (Note 17):
Balance at beginning of fiscal year	¥1,644,132	¥1,645,144	¥1,646,035
Issuance of new shares of common stock by way of exercise of stock acquisition rights	1,012	891	1,110

Balance at end of fiscal year	¥1,645,144	¥1,646,035	¥1,647,145

Capital surplus (Note 17):
Balance at beginning of fiscal year	¥6,395,705	¥6,378,619	¥6,348,133
Stock-based compensation expense (Note 32)	1,370	1,233	129
Issuance of new shares of common stock by way of exercise of stock acquisition rights	1,010	889	1,108
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 2)	(20,000)	—	—
Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders (Note 2)	—	(30,655)	—
Changes in a foreign affiliated company’s interests in its subsidiary	—	(1,816)	—
Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (Note 2)	—	—	13,839
Other—net	534	(137)	204

Balance at end of fiscal year	¥6,378,619	¥6,348,133	¥6,363,413

Retained earnings appropriated for legal reserve (Note 18):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Note 18):
Balance at beginning of fiscal year	¥254,103	¥482,535	¥1,361,620
Net income attributable to Mitsubishi UFJ Financial Group	416,231	1,069,124	1,015,393
Cash dividends:
Common stock—¥12.00 in 2012 and 2013, and ¥14.00 in 2014 per share	(169,776)	(169,819)	(198,191)
Preferred stock (Class 5)—¥115.00 in 2012, 2013, and 2014 per share	(17,940)	(17,940)	(17,940)
Gains (losses) on sales of shares of treasury stock	(218)	(2,280)	58
Effect of adopting new guidance on embedded credit derivatives (Note 1)	135	—	—
Changes in a foreign affiliated company’s interests in its subsidiary	—	—	(3,301)

Balance at end of fiscal year (Note 35)	¥482,535	¥1,361,620	¥2,157,639

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(in millions)	2012	2013	2014
Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of fiscal year	¥(628,661)	¥(596,400)	¥574,347
Net change during the fiscal year	32,261	1,170,747	783,335

Balance at end of fiscal year	¥(596,400)	¥574,347	¥1,357,682

Treasury stock:
Balance at beginning of fiscal year	¥(11,251)	¥(8,411)	¥(3,011)
Purchases of shares of treasury stock (Note 17)	(18)	(19)	(74)
Sales of shares of treasury stock	849	4,888	753
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	2,009	531	(178)

Balance at end of fiscal year	¥(8,411)	¥(3,011)	¥(2,510)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,583,158	¥10,608,795	¥12,205,040

Noncontrolling interests:
Balance at beginning of fiscal year	¥327,213	¥275,289	¥333,185
Initial subscriptions of noncontrolling interests (Note 2)	9,991	30,009	237,307
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(7,440)	(3,262)	2,117
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(67,276)	(8,090)	(48,524)
Decrease in noncontrolling interests related to disposition of subsidiaries	(4,609)	(2,327)	(139)
Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders (Note 2)	—	(8,345)	—
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 2)	30,000	—	—
Net income attributable to noncontrolling interests	4,520	50,727	67,133
Dividends paid to noncontrolling interests	(16,487)	(9,243)	(14,347)
Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (Note 2)	—	—	(13,839)
Other comprehensive income (loss), net of taxes	(743)	8,402	(16,399)
Other—net	120	25	(90)

Balance at end of fiscal year	¥275,289	¥333,185	¥546,404

Total equity	¥8,858,447	¥10,941,980	¥12,751,444

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(in millions)	2012	2013	2014
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥420,751	¥1,119,851	¥1,082,526
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by (used in) operating activities:
Depreciation and amortization	307,006	301,603	301,861
Impairment of intangible assets (Note 6)	30,986	3,378	312
Provision (credit) for credit losses (Note 4)	223,809	144,542	(106,371)
Employee benefit cost for severance indemnities and pension plans (Note 13)	48,823	64,970	79,036
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 13)	—	—	(115,210)
Investment securities gains—net	(19,384)	(155,957)	(303,520)
Amortization of premiums on investment securities	81,384	91,252	115,980
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 31)	35,297	(21,734)	(91,410)
Foreign exchange losses (gains)—net	280,997	(1,059,276)	(1,090,193)
Equity in losses (earnings) of equity method investees—net (Note 2)	499,427	(60,210)	(110,520)
Provision (credit) for deferred income tax expense	193,114	133,054	(8,047)
Gain on conversion rate adjustment of convertible preferred stock (Note 2)	(139,320)	—	—
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(3,188,559)	(3,269,053)	2,894,475
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	2,326,503	796,656	(2,622,957)
Increase (decrease) in unearned income, unamortized premiums and deferred loan fees	10,754	(13)	5,214
Increase in accrued interest receivable and other receivables	(110,209)	(82,575)	(95,966)
Increase in accrued interest payable and other payables	36,425	4,162	100,760
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	116,180	(125,309)	158,268
Decrease in allowance for repayment of excess interest	(37,452)	(21,777)	(23,503)
Net decrease (increase) in collateral for derivative transactions	(618,295)	(179,028)	528,901
Partial withdrawal of assets from employee retirement benefit trusts (Note 13)	—	44,851	—
Other—net	94,642	105,703	209,812

Net cash provided by (used in) operating activities	592,879	(2,164,910)	909,448

Cash flows from investing activities:
Proceeds from sales of investment securities available-for-sale (including proceeds from securities under fair value option) (Note 3)	172,325,724	149,910,832	105,488,089
Proceeds from maturities of investment securities available-for-sale (including proceeds from securities under fair value option) (Note 3)	12,863,545	15,343,140	33,894,330
Purchases of investment securities available-for-sale (including purchases of securities under fair value option) (Note 3)	(192,356,659)	(163,273,113)	(132,922,207)
Proceeds from maturities of investment securities being held-to-maturity	835,356	811,024	626,109
Purchases of investment securities being held-to-maturity	(263,300)	(442,016)	(473,345)
Proceeds from sales of other investment securities	37,397	31,094	228,983
MUB’s acquisition of PB Capital Corporation’s institutional commercial real estate lending division (Note 2)	—	—	(358,040)
Purchase of common stock investment in VietinBank, an affiliated company of BTMU (Note 2)	—	—	(75,136)
Acquisition of Mitsubishi UFJ Fund Services Holdings Limited (formerly Butterfield Fulcrum Group), a subsidiary of MUTB (Note 2)	—	—	(30,191)
Acquisition of Krungsri, a subsidiary of BTMU, net of cash acquired (Note 2)	—	—	(398,841)
Purchases of other investment securities	(46,861)	(8,034)	(18,767)
Net increase in loans	(5,609,261)	(2,543,816)	(4,426,839)
Net decrease (increase) in interest-earning deposits in other banks	1,344,430	(1,706,642)	(11,738,061)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	471,372	106,337	(2,062,236)
Proceeds from sales of premises and equipment	20,618	36,015	30,420
Capital expenditures for premises and equipment	(131,187)	(139,756)	(158,492)
Purchases of intangible assets	(155,308)	(161,090)	(211,942)
Proceeds from sales and dispositions of investments in equity method investees	125,690	78,983	34,424
Proceeds from sales of consolidated VIEs and subsidiaries—net	1,297	20,951	164,674
Proceeds from a repayment of deposits with Government-led Loan Restructuring Program (Note 4)	161,435	204,956	—
Other—net	11,462	(69,120)	5,241

Net cash used in investing activities	(10,364,250)	(1,800,255)	(12,401,827)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

(in millions)	2012	2013	2014
Cash flows from financing activities:
Net increase in deposits	3,242,703	4,491,412	7,056,761
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	4,745,245	448,370	4,074,607
Net increase (decrease) in due to trust account	(6,210)	5,698	117,181
Net increase (decrease) in other short-term borrowings	2,409,172	429,163	(1,031,642)
Proceeds from issuance of long-term debt	1,875,591	2,187,511	4,036,415
Repayment of long-term debt	(2,263,232)	(3,025,310)	(2,540,895)
Proceeds from sales of treasury stock	130	22	845
Payments to acquire treasury stock (Note 17)	(18)	(19)	(74)
Payments for purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders (Note 2)	—	(39,000)	—
Dividends paid	(187,561)	(187,720)	(216,054)
Dividends paid to noncontrolling interests	(16,445)	(9,243)	(14,347)
Other—net	(11,523)	(9,351)	(7,702)

Net cash provided by financing activities	9,787,852	4,291,533	11,475,095

Effect of exchange rate changes on cash and cash equivalents	(16,876)	62,476	87,259

Net increase (decrease) in cash and cash equivalents	(395)	388,844	69,975

Cash and cash equivalents at beginning of fiscal year	3,230,804	3,230,409	3,619,253

Cash and cash equivalents at end of fiscal year	¥3,230,409	¥3,619,253	¥3,689,228

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥683,034	¥605,608	¥601,626
Income taxes, net of refunds	119,897	288,275	187,696
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	16,198	7,584	4,211
MUB’s acquisitions (Note 2):
Fair value of assets acquired	—	626,921	416,059
Fair value of liabilities assumed	—	502,437	58,019
Acquisition of Krungsri, a subsidiary of BTMU (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	—	3,997,518
Fair value of liabilities assumed	—	—	3,396,454
Fair value of noncontrolling interests	—	—	202,223
Conversion of Morgan Stanley’s convertible preferred stock (Note 2)	808,266	—	—
Transfer to investment securities being held to maturity from investment securities available for sale (Note 3)	—	12,356	411,535

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Effective July 1, 2014, BTMU operations in the Americas region were integrated with UnionBanCal Corporation (“UNBC”), an indirect wholly-owned subsidiary in the United States, and UNBC was renamed MUFG Americas Holdings Corporation (“MUAH”). Also effective July 1, 2014, the principal subsidiary of UNBC, Union Bank, N.A. (“Union Bank”) was renamed MUFG Union Bank, N.A. (“MUB”). Throughout these financial statements, the new corporate names, MUAH and MUB are used in place of UNBC and Union Bank, respectively.

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

Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2012, 2013 and 2014, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in a decrease of ¥1.56 billion, an increase of ¥1.48 billion, and an increase of ¥6.79 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2012, 2013 and 2014 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2012, 2013 and 2014.

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

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The accompanying consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”). In situations in which the MUFG Group has a controlling financial interest in other entities, including certain VIEs, such entities are consolidated and noncontrolling interests are recorded in Total equity. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interest in the earnings (losses) of these equity investees and other-than-temporary impairment are reported in Equity in earnings (losses) of equity method investees-net. The MUFG Group recognizes an impairment loss on investments in equity method investees that is other-than-temporary. The MUFG Group determines whether loss on investments is other-than-temporary, through consideration of various factors, such as the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investees, and the intent and ability to retain its investment in the investees for a period of time sufficient to allow for any anticipated recovery in the fair value. The MUFG Group also evaluates additional factors, such as the condition and trend of the economic cycle, and trends in the general market.

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

Foreign currency translation gains and losses related to the financial statements of overseas entities of the MUFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of Accumulated other comprehensive income (loss) (“Accumulated OCI”). Tax effects of gains and losses on foreign currency translation of the financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future.

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

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2012, 2013 and 2014, there were no such transactions accounted for as sales.

Collateral— For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the MUFG Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the MUFG Group maintains strict levels of collateralization governed by a daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the MUFG Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the MUFG Group separately discloses those financial assets pledged as collateral in the accompanying consolidated balance sheets.

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value in the accompanying consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits—net, as appropriate. The MUFG Group has elected the fair value option for certain foreign securities. See Note 31 for a further discussion of fair value option.

Investment Securities—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as Securities being held-to-maturity and are carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available-for-sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within Accumulated OCI, net of taxes, which is a component of equity. Other investment securities include nonmarketable equity securities carried at their acquisition cost and investment securities held by subsidiaries that are investment companies or brokers and dealers. Such securities held by those subsidiaries are subject to the specialized industry accounting principles for investment companies and brokers and dealers applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

For marketable equity securities, an other-than-temporary impairment is recognized in earnings when a decline in fair value below the cost is deemed other than temporary. For debt securities, an other-than-temporary impairment is recognized in earnings for a security if the MUFG Group has intent to sell such a debt security or if it is more likely than not the MUFG Group will be required to sell such a debt security before recovery of its

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amortized cost basis. If not, the credit component of an other-than-temporary impairment is recognized in earnings, but the noncredit component is recognized in Accumulated OCI. In determining other-than-temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholder right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Certain of those derivatives are designated as hedging instruments and qualify for hedge accounting. The MUFG Group designates a derivative as a hedging instrument at the inception of each such hedge relationship, and it documents, for such individual hedging relationships, the risk management objective and strategy, including the item being hedged, the specific risk being hedged and the method used to assess the hedge effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities, as appropriate. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in Accumulated OCI. Amounts realized on cash flow hedges related to variable rate loans are recognized in Net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in Non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are recognized in Non-interest income or expense.

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

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUAH, and Bank of Ayudhya Public Company Limited (“Krungsri”) based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk.

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

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH, and Krungsri segments, and six months or more with respect to loans within the Residential segment. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income.

The MUFG Group modifies certain loans in conjunction with its loss-mitigation activities. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings (“TDRs”).

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as a TDR, the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, the MUFG Group may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Once a restructured nonaccrual loan is deemed to be a TDR, the MUFG Group will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A loan that has been modified into a TDR is considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms. Because loans modified in TDRs are considered to be impaired, these loans are measured for impairment using the MUFG Group’s established asset-specific allowance methodology, which considers the expected default rates for the modified loans. See “Allowance for Credit Losses” for a discussion for each portfolio segment.

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

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year ended March 31, 2014, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The methodologies used to estimate the allowance and the charge-off policy for each portfolio segment are as follows:

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

Loans that have been modified into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the effective interest rate of the loans prior to modification.

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

Loans that have been modified into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the effective interest rate of the loans prior to modification.

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

Loans that have been modified into a TDR are treated as impaired loans, and the allowance for credit losses is determined using the discounted cash flow method whereby the estimated future cash flows are discounted using the effective interest rate of the loans prior to modification.

In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the amount of loans is generally fully charged off.

MUAH segment

In the MUAH segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for individual loans specifically identified for evaluation, the formula allowance, the allocated allowance for large groups of smaller-balance homogeneous loans, and the unallocated allowance.

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

Loans that have been modified into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by using the discounted cash flow method whereby the estimated future cash flows are discounted using the effective interest rate of the loans prior to modification.

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

Krungsri segment

In the Krungsri segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for individual loans specifically identified for evaluation, the formula allowance, and the allocated allowance for large groups of smaller-balance homogeneous loans.

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

The allocated allowance for large groups of smaller-balance homogeneous loans is established for smaller balance loans such as housing loans, credit card loans, and personal loans. These loans are managed by a pool basis, and loss factors are based on expected net charge-off ranges.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans that have been modified into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by using the discounted cash flow method whereby the estimated future cash flows are discounted using the effective interest rate of the loans prior to modification.

Loans to customers are charged off in the year that they are determined to be uncollectible considering the financial condition of a borrower.

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

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	10 to 39

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill —The MUFG Group recognizes goodwill, as of the acquisition date, measured as the excess of the purchase price over the fair value of the net assets acquired. Goodwill related to investments in equity method investees is included in Other assets as a part of the carrying amount of investments in equity method investees.

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

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	4 to 19	Declining-balance
Customer relationships	7 to 27	Straight-line, Declining-balance
Trade names	2 to 40	Straight-line

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

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Under the guidance related to employers’ accounting for defined benefit pension and other postretirement plans, the MUFG Group recognizes a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans in the accompanying consolidated balance sheets and recognizes changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in Accumulated OCI. The costs of the plans, based on actuarial computations of current and future employee benefits, were charged to Salaries and employee benefits. The MUFG Group measures plan assets and benefit obligations as of the date of the consolidated balance sheets.

Long-Term Debt —Premiums, discounts and issuance costs of long-term debt are amortized based on the method that approximates the interest method over the terms of the long-term debt.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations under Guarantees—The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, and liquidity facilities. The MUFG Group recognizes guarantee fee income over the guarantee period based on the contractual terms of the guarantee contracts. It is the MUFG Group’s business practice to receive a guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income ratably over the guarantee period.

Allowance for Repayment of Excess Interest—The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management’s future forecasts. The allowance is recorded as a liability in Other liabilities.

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

Income Taxes—The MUFG Group accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the accompanying consolidated financial statements. Under this method, deferred tax assets and deferred tax liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in income in the period that includes the enactment date.

The MUFG Group records net deferred tax assets to the extent these assets will more likely than not be realized. In making such determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

strategies and recent financial operations. In the event the MUFG Group were to determine that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, the MUFG Group would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax position will be sustained on the basis of its technical merits, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the MUFG Group recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The MUFG Group recognizes interest and penalties related to unrecognized tax benefits within the income tax expense. Accrued interest and penalties are included within Other liabilities.

Free Distributions of Common Shares—As permitted by the Company Law of Japan (the “Company Law”), Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 17 for further information.

Earnings per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing earnings applicable to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 22 for the computation of basic and diluted EPS.

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

Comprehensive Income (Loss)—Comprehensive income (loss) includes net income (loss) before attribution to noncontrolling interests and other comprehensive income (“OCI”). All changes in unrealized gains and losses on investment securities, unrealized gains and losses on derivatives qualifying for cash flow hedges, defined benefit plans and foreign currency translation adjustments constitute OCI and are presented, with related income tax effects, in the accompanying consolidated statements of comprehensive income.

Stock-Based Compensation—MUFG and certain of its subsidiaries have stock-based compensation plans. Stock-based compensation expenses are recognized based on the grant date fair value of share based compensation over the period during which an employee is required to provide service in accordance with the terms of the plans. See Note 32 for further discussion of stock-based compensation plans.

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2012 and 2013 to conform to the presentation for the fiscal year ended March 31, 2014.

These reclassifications and format changes include the integration of “Provision (reversal) for repayment of excess interest” into “Other non-interest expenses” which had previously been presented as a separate line item in non-interest expense in the accompanying consolidated statements of income for the fiscal years ended March 31, 2012 and 2013.

These reclassifications and format changes did not result in a change to previously reported financial positions and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Changes

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

Amendments to the Presentation of Comprehensive Income—In February 2013, the FASB issued new guidance which requires an entity to present separately for each component of OCI, current period reclassifications out of Accumulated OCI and other amounts of current period OCI. In addition, the guidance requires an entity to report the effect of significant reclassifications out of Accumulated OCI on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments in this guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. Early adoption is permitted. The MUFG Group adopted this guidance on April 1, 2013. As a result of the adoption of this guidance, the presentation of the MUFG Group’s consolidated statements of comprehensive income and consolidated statements of equity were changed, while disclosures related to Accumulated OCI were added. This guidance had no impact on its financial position and result of operations. See Note 19 for further details of the required disclosures.

Disclosures about Offsetting Assets and Liabilities—In December 2011, the FASB issued new guidance which requires that entities disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB issued further guidance which provides clarification that the scope of the guidance on disclosures about offsetting assets and liabilities applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with existing guidance or subject to an enforceable master netting arrangement or similar agreement. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The MUFG Group adopted this guidance on April 1, 2013, which had no impact on its financial position and results of operations. See Note 15 for further details of the required disclosures.

Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution—In October 2012, the FASB issued new guidance, which clarifies the accounting guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution when a change in cash flows expected to be collected occurs. This guidance specifies that an entity shall subsequently account for the change in measurement of the indemnification asset on the same basis as the change in assets subject to the indemnification and limit any amortization of changes in value to the lesser of the contractual term of the indemnification agreement or the remaining life of the indemnified assets. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The MUFG Group adopted this guidance on April 1, 2013, which had no impact on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recently Issued Accounting Pronouncements

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

Accounting for Investments in Qualified Affordable Housing Projects—In January 2014, the FASB issued guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The guidance permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014 and should be applied retrospectively to all periods presented. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure—In January 2014, the FASB issued guidance that clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosures of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption of this guidance is permitted. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity—In April 2014, the FASB issued new guidance that changes the requirements for reporting discontinued operations. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component of an entity or group of components of an entity meets certain criteria to be classified as held for sale or disposed. This guidance requires an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position and additional disclosures. Also, this guidance requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. This guidance is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years and all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations. In case there will be discontinued operations, the MUFG Group should provide related disclosures as required in this guidance.

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfers of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures—In June 2014, the FASB issued new guidance which changes the accounting for both repurchase-to-maturity transactions and repurchase financing arrangements. The guidance also requires an entity to disclose information about certain transactions accounted for as a sale in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets through an agreement with the same counterparty, and information about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. This guidance is effective for interim and annual periods beginning after December 15, 2014, except for the disclosure requirement about repurchase agreements, securities lending

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transactions, and repurchase-to-maturity transactions accounted for as secured borrowings, that is effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

2.	BUSINESS DEVELOPMENTS

MUFG Americas Holdings Corporation

On December 1, 2012, MUB, a subsidiary of MUAH, acquired certain assets and assumed certain liabilities of Pacific Capital Bancorp, a bank holding company headquartered in Santa Barbara, California, for ¥124,484 million in cash, and thereby recorded goodwill of ¥33,875 million and intangible assets of ¥6,093 million.

On June 24, 2013, MUB acquired PB Capital Corporation’s institutional commercial real estate (“CRE”) lending division for ¥358,040 million in cash, and thereby recorded goodwill of ¥22,077 million. The purpose of this transaction is to expand the MUAH’s CRE presence in the U.S., and provide geographic and asset class diversification. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. These fair value estimates are considered provisional and are subject to change pending the receipt of additional information relative to closing date fair values, but not to exceed a period of one year after the closing date of the acquisition. During the year ended March 31, 2014, measurement period adjustments were applied to the acquisition date fair values, which increased goodwill by ¥1,038 million.

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

Prior to the conversion, the MUFG Group held approximately 3.0% of Morgan Stanley’s common stock and the investment was included in Investment securities available-for-sale. As a result of the conversion, the MUFG Group held approximately 22.4% of Morgan Stanley’s common stock, giving the MUFG Group the ability to exercise significant influence over the operations of Morgan Stanley. Accordingly, the MUFG Group has adopted the equity method of accounting for its investment in Morgan Stanley from June 30, 2011. The MUFG Group’s investments, results of operations and retained earnings were adjusted retroactively on a step-by-step basis as if the equity method of accounting had been in effect during all previous periods. The MUFG Group’s retroactive adjustment was applied to the existing approximately 3.0% investment in Morgan Stanley’s common stock through June 30, 2011. Following the conversion, the MUFG Group began recognizing its approximately 22.4% interest in Morgan Stanley’s common stock as an investment in an equity method investee included in Other assets.

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

At September 30, 2011, the quoted market price of Morgan Stanley’s common stock had declined 41% from the quoted market price at June 30, 2011. The quoted market price at September 30, 2011 represented less than half of the MUFG Group’s carrying amount on a per share basis. The MUFG Group evaluated this stock price decline to determine whether the investment in Morgan Stanley was other than temporarily impaired. The MUFG Group determined that the decline in the stock price was other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. More specifically, new and pending regulations, such as the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“the Dodd-Frank Act”) and the global regulatory framework often referred to as “Basel III,” were expected to impose significant constraints on the business activities of financial institutions, including the prohibition on certain transactions, the enhancement of risk management frameworks, and the increase in capital adequacy requirements. Rules designed to further regulate the business operations of financial institutions were being adopted, or were at the time scheduled soon to be adopted, by government agencies, including the rules relating to resolution plans and rules generally referred to as the Volcker Rule under the Dodd-Frank Act. Furthermore, the impact of the prolonged European economic crisis had resulted in negative long-term prospects for the global financial market. The events in Europe had an immediate effect on financial institutions holding sovereign securities and were also expected to have long-term consequences for financial institutions with operations in Europe. Given these uncertain economic environment and increasing regulatory challenges, and the significant excess of the carrying amount per share over the quoted market price of Morgan Stanley’s common stock, the MUFG Group recorded an other-than-temporary impairment loss of ¥579,468 million at September 30, 2011. The MUFG Group’s investment in Morgan Stanley’s common stock was adjusted to the quoted market price of Morgan Stanley’s common stock as of September 30, 2011, and the impairment loss was reflected in Equity in earnings (losses) of equity method investees-net in the accompanying consolidated statement of income for the fiscal year ended March 31, 2012. The MUFG Group recorded no additional other-than-temporary impairment loss during the fiscal year ended March 31, 2013 and 2014. See Note 14 for more information.

Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.

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

On March 20, 2014, MUMSS acquired 75% ownership of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., of which 51% ownership and 24% ownership were from MUSHD and BTMU, respectively, resulting in BTMU holding the remaining 25% ownership. 40% of the difference between the cash paid by MUMSS and the cost basis of assets and liabilities was ¥13,839 million, which was allocated as a reduction in Noncontrolling interests with a corresponding increase in Capital surplus. The purpose of the reorganization are to leverage MUFG’s broad customer base, utilize Morgan Stanley’s global and high quality insight, and further its collaborations with other group companies by strengthening its coordination with MUMSS. In connection with the reorganization, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. entered into a new service agreement with Morgan Stanley, and changed its name to Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.

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

MUTB’s Acquisition of Butterfield Fulcrum Group

On September 20, 2013, MUTB acquired 100% ownership of FGL Lux Holdings, S.a r.l., a holding company of Butterfield Fulcrum Group headquartered in Bermuda for ¥30,191 million in cash, and thereby recorded goodwill of ¥20,274 million. Butterfield Fulcrum Group is a global alternative fund administrator. MUTB has focused on strengthening its global trust banking business based on its medium-term management plan, and conducted several strategic investments in overseas asset managers. The purpose of this transaction, through the investment in a fund administration company, is to expand MUTB’s overseas asset administration capabilities. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the year ended March 31, 2014, measurement period adjustments were applied to the acquisition date fair values, which decreased goodwill by ¥5,831 million and recorded intangible assets of ¥21,646 million. After this transaction, Butterfield Fulcrum Group was renamed Mitsubishi UFJ Fund Services Holdings Limited.

BTMU’s Acquisition of Vietnam Joint Stock Commercial Bank for Industry and Trade

In May 2013, BTMU acquired approximately 20% of the ordinary shares of Vietnam Joint Stock Commercial Bank for Industry and Trade (“VietinBank”) for ¥75,136 million. VietinBank is one of the major Vietnamese state-owned commercial banks in terms of assets. Considering both BTMU’s ownership of the common stock and representation on the board of directors, the MUFG Group has determined that BTMU has the ability to exercise significant influence over the operating and financial policies of VietinBank and applied the equity method of accounting for its investment.

BTMU’s Acquisition of Bank of Ayudhya Public Company Limited

On December 18, 2013, BTMU completed a Voluntary Tender Offer (“VTO”) for Krungsri shares at Thai baht 39 per share. Upon the completion of VTO, BTMU purchased 72.01% of Krungsri’s total outstanding shares for ¥545,840 million in cash. As a result of the acquisition of a majority stake in Krungsri by BTMU, Krungsri has become a subsidiary of BTMU. The MUFG Group recorded goodwill of ¥217,386 million and intangible assets of ¥214,607 million. The MUFG Group also recorded noncontrolling interests of ¥202,223 million at fair value determined by a quoted market price as of the acquisition date. During the fiscal year ended March 31, 2014, the MUFG Group incurred ¥2,267 million of acquisition-related costs. These expenses are included in Other non-interest expenses in the accompanying consolidated statements of income for the fiscal year ended March 31, 2014. The results of operations of Krungsri and its subsidiaries since the acquisition date were not material to the MUFG Group for the fiscal year ended March 31, 2014.

Krungsri is a commercial bank in Thailand offering diversified financial services while holding wide range of client base and market knowledge. As a part of a strategy designed to further develop BTMU’s businesses in Asia, the investment in Krungsri aims to establish a full-fledged commercial banking platform in Asia. The purpose of the acquisition is to strengthen the business foundation in Asia with BTMU’s existing branch in Thailand by providing comprehensive financial services for various local customers and multinational corporate customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Krungsri and its subsidiaries as of the acquisition date:

(in millions)
Loans	¥2,934,656
Goodwill	217,386
Intangible assets(1)	214,607
Total assets	4,144,517
Deposits—Total deposits	2,488,862
Total liabilities	3,396,454

Note:

(1)	Intangible assets primarily include ¥124,290 million of customer relationships and ¥59,891 million of core deposit intangibles with weighted average amortization periods of 11 years.

Included in the table above are loans with fair values totaling ¥2,883,981 million, which were not subject to the guidance on loans and debt securities acquired with deteriorated credit quality. As of the acquisition date, the gross contractual amounts receivable for these loans totaled ¥2,945,857 million, of which ¥91,404 million is not expected to be collected.

Pro forma statements of income

The following unaudited pro forma statements of income present the result of operations as if the acquisition of Krungsri had occurred on April 1, 2012:

	Fiscal years ended March 31,
	2013	2014
	(in millions)
Statement of income data:
Net interest income	¥1,967,113	¥2,102,038
Non-interest income—Total	2,127,990	1,903,620
Net income attributable to Mitsubishi UFJ Financial Group	1,084,373	1,035,502

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments such as intangible assets subject to amortization of ¥12,871 million and ¥16,060 million for the fiscal years ended March 31, 2013 and 2014, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	INVESTMENT SECURITIES

The table below presents the amortized cost, gross unrealized gains and losses and fair value of investment securities available-for-sale and being held-to-maturity at March 31, 2013 and 2014:

At March 31, 2013:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Securities available-for-sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥49,159,827	¥323,725		¥3,598		¥49,479,954
Japanese prefectural and municipal bonds	207,227	9,852		4		217,075
Foreign governments and official institutions bonds	701,504	17,814		3,022		716,296
Corporate bonds	1,868,599	55,044		697		1,922,946
Residential mortgage-backed securities	1,204,219	20,902		1,501		1,223,620
Commercial mortgage-backed securities	260,057	9,895		570		269,382
Asset-backed securities	813,312	1,132		3,766		810,678
Other debt securities(1)	109,365	2,247		4,898		106,714
Marketable equity securities	2,224,060	1,874,159		815		4,097,404

Total	¥56,548,170	¥2,314,770		¥18,871		¥58,844,069

Securities being held-to-maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥232,881	¥1,883		¥—		¥234,764
Foreign governments and official institutions bonds	284,315	2,409		—		286,724
Corporate bonds	23,555	173		—		23,728
Residential mortgage-backed securities	86,722	1,056	(2)	11		87,767
Asset-backed securities	1,503,691	51,396		—	(3)	1,555,087

Total	¥2,131,164	¥56,917		¥11		¥2,188,070

Notes:

(1)	Other debt securities in the table above include ¥106,699 million of private placement debt conduit bonds.
(2)	The MUFG Group reclassified residential mortgage-backed securities, which totaled ¥12,356 million at fair value, from Securities available-for-sale to Securities being held-to-maturity during the fiscal year ended March 31, 2013. As a result of the reclassification, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets was ¥395 million at March 31, 2013 and not included in the table above.
(3)	MUAH reclassified collateralized loan obligations (“CLOs”), which totaled ¥111,895 million at fair value, from Securities available-for-sale to Securities being held-to-maturity during the fiscal year ended March 31, 2010. As a result of the reclassification, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets was ¥1,460 million at March 31, 2013 and not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2014:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Securities available-for-sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥41,388,592	¥201,539		¥1,122		¥41,589,009
Japanese prefectural and municipal bonds	195,176	7,979		24		203,131
Foreign governments and official institutions bonds	1,272,181	13,460		14,220		1,271,421
Corporate bonds	1,523,026	38,920		817		1,561,129
Residential mortgage-backed securities	1,011,644	665		31,714		980,595
Commercial mortgage-backed securities	208,690	826		9,370		200,146
Asset-backed securities	1,060,844	2,747		5,547		1,058,044
Other debt securities(1)	184,495	3,650		3,199		184,946
Marketable equity securities	2,456,992	2,384,949		4,710		4,837,231

Total	¥49,301,640	¥2,654,735		¥70,723		¥51,885,652

Securities being held-to-maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥214,968	¥870		¥—		¥215,838
Foreign governments and official institutions bonds	22,091	1,099		—		23,190
Corporate bonds	5,548	7		—		5,555
Residential mortgage-backed securities	526,431	883	(2)	7,304	(3)	520,010
Commercial mortgage-backed securities	159,532	343		1,282	(3)	158,593
Asset-backed securities	1,778,412	35,908		2,379		1,811,941

Total	¥2,706,982	¥39,110		¥10,965		¥2,735,127

Notes:

(1)	Other debt securities in the table above include ¥182,613 million of private placement debt conduit bonds.
(2)	As a result of the reclassification during the fiscal year ended March 31, 2013, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥355 million at March 31, 2014 and not included in the table above.
(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities, which were carried at fair value of ¥273,195 million and ¥138,340 million, respectively, from Securities available-for-sale to Securities being held-to-maturity during the fiscal year ended March 31, 2014. As a result of the reclassification, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥7,702 million and ¥9,663 million, respectively, at March 31, 2014 and not included in the table above.

Other Securities

Investment securities other than Securities available-for-sale or being held-to-maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥864,052 million and ¥711,416 million at March 31, 2013 and 2014, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers and carried at fair value of ¥25,900 million and ¥26,201 million at March 31, 2013 and 2014, respectively. See Note 31 for the valuation techniques and inputs used to estimate the fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to cost-method investments of ¥357,805 million and ¥159,556 million at March 31, 2013 and 2014, respectively, the MUFG Group has estimated a fair value using commonly accepted valuation techniques to determine whether the investment is impaired in each reporting period. See Note 31 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥506,247 million and ¥551,860 million at March 31, 2013 and 2014, respectively, the MUFG Group performed a test to determine whether any impairment indicator existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share in an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of those cost-method investments, which had aggregated costs of ¥503,671 million and ¥548,679 million at March 31, 2013 and 2014, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized other-than-temporary impairment losses on the cost-method investment of ¥5,829 million, ¥2,364 million and ¥3,628 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

Contractual Maturities

The amortized cost and fair values of debt securities being held-to-maturity and the fair values of debt securities available-for-sale at March 31, 2014 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity		Available-for-sale
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥214,084	¥214,812	¥15,899,122
Due from one year to five years	77,117	77,455	21,777,591
Due from five years to ten years	1,403,762	1,436,763	6,414,994
Due after ten years	1,012,019	1,006,097	2,956,714

Total	¥2,706,982	¥2,735,127	¥47,048,421

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized Gains and Losses and Transfers of Investment Securities

For the fiscal years ended March 31, 2012, 2013 and 2014, gross realized gains on sales of investment securities available-for-sale were ¥233,253 million, ¥282,609 million and ¥261,384 million, respectively, and gross realized losses on sales of investment securities available-for-sale were ¥56,226 million, ¥31,906 million and ¥54,921 million, respectively.

In the second half of the fiscal year ended March 31, 2012, the MUFG Group determined that it no longer had the intent to hold a certain security, which had a carrying value of ¥7,856 million, to maturity in response to a significant deterioration in the issuer’s creditworthiness. As a result, the MUFG Group transferred from Securities being held-to-maturity to Securities available-for-sale. The MUFG Group sold all amount of such security by March 31, 2012. The realized losses resulting from the sale of the security recognized in the second half of the fiscal year ended March 31, 2012 were ¥691 million.

For the fiscal year ended March 31, 2013, the MUFG Group determined that it no longer had the intent to hold certain securities, which had a carrying value of ¥47,566 million, to maturity in response to a significant deterioration in the issuers’ creditworthiness. As a result, the MUFG Group transferred these securities from Securities being held-to-maturity to Securities available-for-sale. These securities were sold and the MUFG Group recorded a loss of ¥1,518 million for the fiscal year ended March 31, 2013.

On September 30, 2012, MUAH transferred certain CLOs with a carrying amount of ¥88,799 million from Securities being held-to-maturity to Securities available-for-sale, due to a significant increase in the risk weights of debt securities used for regulatory capital purposes under rules proposed by the U.S. federal banking agencies in June 2012. The Notices of Proposed Rulemaking (“NPRs”) would revise regulatory capital rules for U.S. Banking organizations and align them with the Basel III capital framework issued by the Basel Committee on Banking Supervision. Although the NPRs had not been formally adopted, MUAH was required to include in its 2013 annual capital plan certain capital projections pursuant to the NPRs that adversely affected the risk weights of the transferred CLOs. These regulatory capital changes were not foreseeable when MUAH initially transferred the CLOs from Securities available-for-sale to Securities being held-to-maturity during the fiscal year ended March 31, 2010. Accordingly, MUAH no longer intended to hold these securities to maturity. The carrying amount of the CLOs immediately prior to the transfer on September 30, 2012, totaled ¥88,799 million, which included ¥24,026 million of unrealized losses in unamortized OCI. Following the transfer, the securities were recorded at fair value, with an unrealized loss of ¥4,949 million recorded in OCI.

The MUFG Group transferred Securities available-for-sale of ¥12,356 million to Securities being held-to-maturity during the fiscal year ended March 31, 2013. The MUFG Group has asserted the positive intent and ability to hold these securities to maturity.

For the fiscal year ended March 31, 2014, MUAH transferred certain residential mortgage-backed securities and commercial mortgage-backed securities of ¥411,535 million from Securities available-for-sale to Securities being held-to-maturity to reduce the impact of price volatility on Accumulated OCI and in consideration of changes to regulatory capital requirements under U.S. Basel III rules.

Other-than-temporary Impairments of Securities Available-for-Sale and Being Held-to-Maturity

For the fiscal years ended March 31, 2012, 2013 and 2014, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥195,684 million, ¥124,172 million and ¥6,534 million, respectively, which were included in Investment securities gains—net in the accompanying consolidated statements of income. The losses of ¥195,684 million for the fiscal year ended

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2012 included losses of ¥13,782 million from debt securities available-for-sale mainly classified as corporate bonds and ¥176,073 million from marketable equity securities. The losses of ¥124,172 million for the fiscal year ended March 31, 2013 included losses of ¥8,329 million from debt securities available-for-sale mainly classified as corporate bonds, and ¥113,479 million from marketable equity securities. The losses of ¥6,534 million for the fiscal year ended March 31, 2014 included losses of ¥2,605 million from debt securities available-for-sale mainly classified as corporate bonds, and ¥3,628 million from nonmarketable equity securities.

Gross Unrealized Losses and Fair Value

The following tables show the unrealized gross losses and fair values of investment securities available-for-sale and being held-to-maturity at March 31, 2013 and 2014 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2013:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Securities available-for-sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,859,342	¥672	¥584,048	¥2,926	¥7,443,390	¥3,598	33
Japanese prefectural and municipal bonds	1,486	4	—	—	1,486	4	1
Foreign governments and official institutions bonds	157,287	2,867	11,332	155	168,619	3,022	108
Corporate bonds	76,521	306	56,953	391	133,474	697	1,360
Residential mortgage-backed securities	102,511	276	25,766	1,225	128,277	1,501	182
Commercial mortgage-backed securities	58,459	530	12,134	40	70,593	570	24
Asset-backed securities	17,239	37	85,069	3,729	102,308	3,766	131
Other debt securities	71,217	4,898	—	—	71,217	4,898	49
Marketable equity securities	15,143	694	870	121	16,013	815	23

Total	¥7,359,205	¥10,284	¥776,172	¥8,587	¥8,135,377	¥18,871	1,911

Securities being held-to-maturity:
Debt securities:
Residential mortgage-backed securities	¥3,370	¥11	¥—	¥—	¥3,370	¥11	10

Total	¥3,370	¥11	¥—	¥—	¥3,370	¥11	10

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2014:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Securities available-for-sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥10,469,832	¥1,122	—	—	¥10,469,832	¥1,122	49
Japanese prefectural and municipal bonds	12,555	24	—	—	12,555	24	6
Foreign governments and official institutions bonds	527,706	9,084	110,015	5,136	637,721	14,220	150
Corporate bonds	136,296	709	29,242	108	165,538	817	815
Residential mortgage-backed securities	904,239	31,094	28,406	620	932,645	31,714	431
Commercial mortgage-backed securities	135,014	8,427	8,235	943	143,249	9,370	155
Asset-backed securities	213,683	5,518	1,078	29	214,761	5,547	103
Other debt securities	46,835	1,203	68,630	1,996	115,465	3,199	51
Marketable equity securities	175,884	4,692	1	18	175,885	4,710	42

Total	¥12,622,044	¥61,873	¥245,607	¥8,850	¥12,867,651	¥70,723	1,802

Securities being held-to-maturity:
Debt securities:
Residential mortgage-backed securities	¥408,244	¥7,187	¥5,681	¥117	¥413,925	¥7,304	198
Commercial mortgage-backed securities	107,048	1,033	51,545	249	158,593	1,282	28
Asset-backed securities	500,695	2,379	—	—	500,695	2,379	22

Total	¥1,015,987	¥10,599	¥57,226	¥366	¥1,073,213	¥10,965	248

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, Foreign governments and official institutions bonds

As of March 31, 2014, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. The MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Residential and commercial mortgage-backed securities

As of March 31, 2014, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset-backed securities

As of March 31, 2014, unrealized losses on these securities are primarily driven by certain CLOs, highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the other-than-temporary impairment. Based on the analysis performed no other-than-temporary impairment was identified as of March 31, 2014 and no impairment loss was therefore recorded.

Corporate bonds

As of March 31, 2014, the unrealized losses associated with corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and a loss given default.

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

	2012	2013	2014
	(in millions)
Balance at beginning of fiscal year	¥35,458	¥30,066	¥24,525

Additions:
Initial credit impairments	8,596	5,347	1,466
Subsequent credit impairments	5,186	2,982	1,139

Reductions:
Securities sold or matured	(19,174)	(13,870)	(14,574)

Balance at end of fiscal year	¥30,066	¥24,525	¥12,556

The cumulative decline in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at March 31, 2013 and 2014 was ¥13,047 million and ¥4,933 million, respectively. Of which, the credit loss component recognized in earnings was ¥24,525 million and ¥12,556 million, and the remaining amount related to all other factors recognized in Accumulated OCI before taxes was ¥11,479 million and ¥7,625 million at March 31, 2013 and 2014, respectively.

Other debt securities

As of March 31, 2014, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds resulted from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimated loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no other-than-temporary impairment loss was recorded in the accompanying consolidated statements of income.

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

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other-than-temporary.

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

At March 31, 2014, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, and the fact that the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationships with its customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2013 and 2014 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2013	2014
	(in millions)
Domestic:
Manufacturing	¥11,767,352	¥11,540,753
Construction	1,056,276	980,877
Real estate	11,143,777	10,989,562
Services	2,881,666	2,693,561
Wholesale and retail	8,330,553	8,475,143
Banks and other financial institutions(1)	3,622,021	3,985,106
Communication and information services	1,314,505	1,443,466
Other industries	12,191,566	13,496,763
Consumer	17,132,396	16,921,352

Total domestic	69,440,112	70,526,583

Foreign:
Governments and official institutions	673,548	811,475
Banks and other financial institutions(1)	7,258,978	9,792,255
Commercial and industrial	18,738,731	24,533,816
Other	2,601,338	4,872,372

Total foreign	29,272,595	40,009,918

Unearned income, unamortized premiums—net and deferred loan fees—net	(122,478)	(260,090)

Total(2)	¥98,590,229	¥110,276,411

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥35,261 million and ¥46,635 million at March 31, 2013 and 2014, respectively, which are carried at the lower of cost or estimated fair value.

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 for further information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The nonaccrual status of loans by class at March 31, 2013 and 2014 is shown below:

	2013	2014
	(in millions)
Commercial
Domestic	¥911,700	¥737,896
Manufacturing	211,975	167,859
Construction	37,381	30,093
Real estate	185,597	141,974
Services	85,987	72,059
Wholesale and retail	249,251	211,770
Banks and other financial institutions	13,993	7,234
Communication and information services	31,941	24,956
Other industries	42,513	35,959
Consumer	53,062	45,992
Foreign-excluding MUAH and Krungsri	98,085	82,617
Residential	130,830	111,252
Card	88,045	72,483
MUAH	43,670	46,574
Krungsri	—	25,973

Total(1)	¥1,272,330	¥1,076,795

Note:

(1)	The above table does not include loans held for sale of ¥818 million and nil at March 31, 2013 and 2014, respectively, and loans acquired with deteriorated credit quality of ¥21,965 million and ¥38,651 million at March 31, 2013 and 2014, respectively.

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and TDRs. The following table shows information about impaired loans by class at March 31, 2013 and 2014:

	Recorded Loan Balance
At March 31, 2013:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥1,158,927	¥318,028	¥1,476,955	¥1,537,180	¥662,347
Manufacturing	400,946	55,819	456,765	475,946	221,124
Construction	35,581	16,921	52,502	59,411	22,577
Real estate	139,146	100,670	239,816	247,657	55,286
Services	122,792	37,774	160,566	166,510	67,171
Wholesale and retail	309,892	62,274	372,166	380,292	209,634
Banks and other financial institutions	15,201	121	15,322	17,425	8,040
Communication and information services	40,233	12,954	53,187	55,021	23,719
Other industries	42,991	9,794	52,785	53,754	33,485
Consumer	52,145	21,701	73,846	81,164	21,311
Foreign-excluding MUAH	199,890	299	200,189	200,517	122,371
Loans acquired with deteriorated credit quality	30,927	76	31,003	47,916	9,944
Residential	300,231	13,756	313,987	363,439	118,753
Card	123,567	806	124,373	139,196	37,901
MUAH	31,293	22,966	54,259	60,732	3,645

Total(4)	¥1,844,835	¥355,931	¥2,200,766	¥2,348,980	¥954,961

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Recorded Loan Balance
At March 31, 2014:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥1,006,333	¥257,215	¥1,263,548	¥1,312,320	¥544,224
Manufacturing	368,866	55,003	423,869	431,745	181,389
Construction	30,537	13,298	43,835	45,323	18,731
Real estate	141,225	63,625	204,850	212,353	52,814
Services	101,969	27,342	129,311	139,299	54,469
Wholesale and retail	248,932	58,633	307,565	317,614	169,523
Banks and other financial institutions	8,295	94	8,389	8,403	6,954
Communication and information services	25,443	11,509	36,952	39,292	16,473
Other industries	36,821	9,634	46,455	47,866	26,903
Consumer	44,245	18,077	62,322	70,425	16,968
Foreign-excluding MUAH and Krungsri	193,360	2,360	195,720	195,935	96,218
Loans acquired with deteriorated credit quality	18,787	186	18,973	32,078	6,111
Residential	203,600	11,563	215,163	255,627	70,393
Card	102,852	762	103,614	115,819	29,244
MUAH	39,552	24,457	64,009	71,210	4,131
Krungsri(3)	—	—	—	—	—

Total(4)	¥1,564,484	¥296,543	¥1,861,027	¥1,982,989	¥750,321

Notes:

(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans at March 31, 2013 and 2014 are accrual TDRs as follows: ¥671,083 million and ¥642,408 million—Commercial; ¥ 178,576 million and ¥99,359 million—Residential; ¥61,195 million and ¥51,834 million—Card; and ¥34,769million and ¥38,666 million—MUAH, respectively.
(3)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans since then. Therefore, no impaired loans were stated in the above table.
(4)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥818 million and nil at March 31, 2013 and 2014, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012		2013		2014
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,270,856	¥21,356	¥1,414,309	¥24,051	¥1,359,635	¥23,283
Manufacturing	333,409	5,656	418,402	7,017	430,415	6,954
Construction	63,215	1,370	54,687	1,174	47,818	982
Real estate	173,739	2,476	198,102	2,747	228,045	3,472
Services	176,047	3,203	170,025	3,214	140,627	2,806
Wholesale and retail	326,440	5,239	376,001	6,215	339,619	5,857
Banks and other financial institutions	9,812	85	11,506	162	10,719	170
Communication and information services	55,387	1,152	51,897	1,061	44,417	945
Other industries	57,612	927	58,081	1,271	49,612	985
Consumer	75,195	1,248	75,608	1,190	68,363	1,112
Foreign-excluding MUAH and Krungsri	138,900	1,016	172,471	2,487	187,656	2,848
Loans acquired with deteriorated credit quality	35,307	1,983	32,964	2,028	30,101	1,659
Residential	318,512	6,549	320,183	6,006	264,277	5,153
Card	149,255	6,972	135,581	6,504	113,993	5,218
MUAH	45,297	1,354	46,957	1,720	60,943	3,468
Krungsri	—	—	—	—	—	—

Total	¥1,958,127	¥39,230	¥2,122,465	¥42,796	¥2,016,605	¥41,629

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including TDRs, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a rollforward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the fiscal years ended March 31, 2013 and 2014:

	Fiscal years ended March 31,
	2013	2014
	(in millions)
Accrual TDRs:
Balance at beginning of fiscal year	¥892,823	¥945,623
Additions (new accrual TDR status)	302,267	231,063
Transfers to other impaired loans (including nonaccrual TDRs)	(56,064)	(48,295)
Loans sold	(49)	(7,698)
Principal payments and other	(193,354)	(288,426)

Balance at end of fiscal year	¥945,623	¥832,267

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of fiscal year	¥1,139,045	¥1,255,143
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)	500,063	313,086
Charge-off	(46,835)	(123,037)
Transfers to accrual TDRs	(28,474)	(63,828)
Loans sold	(18,618)	(39,879)
Principal payments and other	(290,038)	(312,725)

Balance at end of fiscal year	¥1,255,143	¥1,028,760

Note:

(1)	Included in additions of other impaired loans for the fiscal years ended March 31, 2013 and 2014 are nonaccrual TDRs as follows: ¥16,903 million and ¥11,054 million—Card; and ¥17,513 million and ¥16,228 million—MUAH, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings

The following tables summarize the MUFG Group’s TDRs by class during the fiscal years ended March 31, 2013 and 2014 and outstanding recorded investment balances of TDRs by class at March 31, 2013 and 2014:

	Fiscal year ended March 31, 2013			At March 31, 2013
	Troubled Debt Restructurings(4)		Troubled Debt Restructurings That Subsequently Defaulted	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment	Outstanding recorded investment balances(2)
	(in millions)
Commercial(1)(3)
Domestic	¥222,125	¥222,125	¥6,741	¥567,926
Manufacturing	131,105	131,105	2,729	247,133
Construction	3,921	3,921	—	15,130
Real estate	17,409	17,409	1,444	54,221
Services	12,564	12,564	295	74,777
Wholesale and retail	42,061	42,061	1,024	122,986
Banks and other financial institutions	889	889	330	1,329
Communication and information services	8,442	8,442	434	21,246
Other industries	1,927	1,927	415	10,321
Consumer	3,807	3,807	70	20,783
Foreign-excluding MUAH	10,142	10,142	419	103,157
Loans acquired with deteriorated credit quality	524	524	509	—
Residential(1)(3)	50,005	50,005	349	178,576
Card(2)(3)	26,409	26,055	4,507	124,373
MUAH(2) (3)	30,091	27,832	2,155	52,848

Total	¥339,296	¥336,683	¥14,680	¥1,026,880

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card and MUAH segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2013 are nonaccrual TDRs as follows: ¥63,178 million—Card and ¥18,079 million—MUAH, respectively.
(3)	For the fiscal year ended March 31, 2013, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, whereas reduction in the stated rate and payment deferrals were the primary concession types in the Card and MUAH segments, respectively.
(4)	From the fiscal year ended March 31, 2014, the MUFG Group started to report the amounts of TDRs which include only the first modification for those which are modified more than once during the same period, in place of the previously reported amounts which include accumulated loan modification activity, such as reduction in stated rate or extension of stated maturity date, that may occur on multiple occasions during the same period. The amounts for the fiscal year ended March 31, 2013 were revised to conform to the current year presentation and enable comparisons between the relevant amounts for the fiscal years ended March 31, 2013 and 2014, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31, 2014			At March 31, 2014
	Troubled Debt Restructurings(4)		Troubled Debt Restructurings That Subsequently Defaulted	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment	Outstanding recorded investment balances(2)
	(in millions)
Commercial(1)(3)
Domestic	¥175,011	¥151,505	¥22,503	¥528,133
Manufacturing	93,968	70,462	11,644	257,049
Construction	3,435	3,435	86	13,751
Real estate	21,977	21,977	1,174	64,028
Services	13,149	13,149	1,481	57,480
Wholesale and retail	32,458	32,458	5,834	95,809
Banks and other financial institutions	1	1	—	1,156
Communication and information services	1,802	1,802	1,639	11,996
Other industries	4,414	4,414	152	10,496
Consumer	3,807	3,807	493	16,368
Foreign-excluding MUAH and Krungsri	20,175	20,175	—	114,275
Loans acquired with deteriorated credit quality	7,616	7,616	—	—
Residential(1)(3)	32,777	32,777	474	99,359
Card(2)(3)	17,141	16,869	4,015	103,614
MUAH(2)(3)	29,945	29,403	2,912	62,363
Krungsri(2)	—	—	—	—

Total	¥282,665	¥258,345	¥29,904	¥907,744

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2014 are nonaccrual TDRs as follows: ¥51,780 million—Card and ¥23,697 million—MUAH, respectively.
(3)	For the fiscal year ended March 31, 2014, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, whereas reduction in the stated rate and payment deferrals were the primary concession types in the Card and MUAH segments, respectively.
(4)	From the fiscal year ended March 31, 2014, the MUFG Group started to report the amounts of TDRs which include only the first modification for those which are modified more than once during the same period, in place of the previously reported amounts which include accumulated loan modification activity, such as reduction in stated rate or extension of stated maturity date, that may occur on multiple occasions during the same period.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

offs made as part of the concession, and the impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2013 and 2014 was not material.

TDRs for the Commercial and Residential segments in the above table include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

TDRs that subsequently defaulted in the Commercial and Residential segments of the above table includes those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

Regarding the Card, MUAH and Krungsri segments, the TDRs in the above table represent modified nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥10,662 million and ¥44,116 million at March 31, 2013 and 2014, respectively. See Note 24 for further discussion of commitments to extend credit.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2013 and 2014 are shown below:

At March 31, 2013:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥48,099,471	¥4,476,760	¥911,868	¥53,488,099
Manufacturing	10,062,399	1,481,403	211,975	11,755,777
Construction	797,513	220,465	37,381	1,055,359
Real estate	9,570,082	898,619	185,678	10,654,379
Services	2,417,737	362,719	85,987	2,866,443
Wholesale and retail	7,297,267	747,938	249,253	8,294,458
Banks and other financial institutions	3,239,735	367,189	13,993	3,620,917
Communication and information services	1,183,208	98,722	31,941	1,313,871
Other industries	11,951,463	192,291	42,592	12,186,346
Consumer	1,580,067	107,414	53,068	1,740,549
Foreign-excluding MUAH	22,340,927	1,530,191	89,832	23,960,950
Loans acquired with deteriorated credit quality	30,972	52,007	18,334	101,313

Total	¥70,471,370	¥6,058,958	¥1,020,034	¥77,550,362

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥15,067,823	¥133,410	¥15,201,233
Card	¥582,510	¥89,095	¥671,605

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥2,260,777	¥31,342	¥2,745,365	¥69,437	¥80,433	¥5,187,354

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2014:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥50,608,911	¥3,549,135	¥737,692	¥54,895,738
Manufacturing	10,032,892	1,329,356	167,859	11,530,107
Construction	786,640	163,313	30,093	980,046
Real estate	9,747,076	716,302	141,774	10,605,152
Services	2,279,379	328,142	72,059	2,679,580
Wholesale and retail	7,582,548	651,659	211,770	8,445,977
Banks and other financial institutions	3,959,266	18,494	7,234	3,984,994
Communication and information services	1,349,217	68,863	24,956	1,443,036
Other industries	13,274,021	182,727	36,054	13,492,802
Consumer	1,597,872	90,279	45,893	1,734,044
Foreign-excluding MUAH and Krungsri	28,399,163	1,132,038	84,849	29,616,050
Loans acquired with deteriorated credit quality	32,430	33,100	10,210	75,740

Total	¥79,040,504	¥4,714,273	¥832,751	¥84,587,528

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,864,856	¥113,449	¥14,978,305
Card	¥535,511	¥73,110	¥608,621

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,003,826	¥34,989	¥3,946,961	¥98,645	¥95,167	¥7,179,588

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥2,923,087	¥101,184	¥51,590	¥3,075,861

Notes:

(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of MUAH do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥66,892 million and ¥59,963 million as of March 31, 2013 and 2014, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

The MUFG Group classifies loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues.

Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.

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

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and consumer loans within the MUAH segment. The accrual status of these loans is determined based on the number of delinquent payments. See Note 1 for further details of categorization of Accrual and Nonaccrual.

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as special mention, substandard or doubtful. Special mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Classified credits are those that are internally risk graded as substandard or doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special mention, Substandard, Doubtful, and Doubtful of loss primarily based on their delinquency status. Loans categorized as Special mention generally represent those that have the overdue principal or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of loss generally represent those that have the overdue principal or interest payments for a cumulative period exceeding three months commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUAH and Krungsri segment, credit quality indicators are generally based on information as of December 31.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Past Due Analysis

Ages of past due loans by class at March 31, 2013 and 2014 are shown below:

At March 31, 2013:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥45,915	¥84,823	¥130,738	¥53,357,361	¥53,488,099	¥7,545
Manufacturing	6,963	15,307	22,270	11,733,507	11,755,777	24
Construction	2,118	1,881	3,999	1,051,360	1,055,359	37
Real estate	5,339	15,071	20,410	10,633,969	10,654,379	2,255
Services	12,215	7,537	19,752	2,846,691	2,866,443	80
Wholesale and retail	10,106	24,050	34,156	8,260,302	8,294,458	82
Banks and other financial institutions	—	72	72	3,620,845	3,620,917	2
Communication and information services	2,286	2,835	5,121	1,308,750	1,313,871	12
Other industries	1,592	6,809	8,401	12,177,945	12,186,346	11
Consumer	5,296	11,261	16,557	1,723,992	1,740,549	5,042
Foreign-excluding MUAH	19,806	17,686	37,492	23,923,458	23,960,950	206
Residential	91,148	55,132	146,280	15,037,723	15,184,003	32,918
Card	23,680	39,796	63,476	594,896	658,372	—
MUAH	30,736	17,922	48,658	5,102,991	5,151,649	69

Total	¥211,285	¥215,359	¥426,644	¥98,016,429	¥98,443,073	¥40,738

At March 31, 2014:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥26,210	¥53,632	¥79,842	¥54,815,896	¥54,895,738	¥6,543
Manufacturing	5,363	7,192	12,555	11,517,552	11,530,107	—
Construction	718	664	1,382	978,664	980,046	1
Real estate	4,859	9,689	14,548	10,590,604	10,605,152	2,233
Services	4,315	2,781	7,096	2,672,484	2,679,580	10
Wholesale and retail	4,624	22,829	27,453	8,418,524	8,445,977	3
Banks and other financial institutions	1	52	53	3,984,941	3,984,994	—
Communication and information services	680	1,371	2,051	1,440,985	1,443,036	—
Other industries	667	1,554	2,221	13,490,581	13,492,802	—
Consumer	4,983	7,500	12,483	1,721,561	1,734,044	4,296
Foreign-excluding MUAH and Krungsri	3,283	7,109	10,392	29,605,658	29,616,050	357
Residential	85,549	54,462	140,011	14,822,995	14,963,006	40,500
Card	21,653	33,381	55,034	540,886	595,920	—
MUAH	30,036	14,333	44,369	7,078,621	7,122,990	527
Krungsri	66,871	22,121	88,992	2,936,194	3,025,186	—

Total	¥233,602	¥185,038	¥418,640	¥109,800,250	¥110,218,890	¥47,927

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of MUAH do not include ¥2,039 million and ¥1,600 million of FDIC covered loans at March 31, 2013 and 2014, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2012, 2013 and 2014 are shown below:

Fiscal year ended March 31, 2012:	Commercial	Residential	Card	MUAH	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year:	¥895,611	¥165,215	¥82,607	¥97,023	¥1,240,456
Provision (credit) for credit losses	181,449	29,481	27,883	(15,004)	223,809
Charge-offs	126,157	23,075	43,073	24,494	216,799
Recoveries	36,043	216	1,486	5,684	43,429

Net charge-offs	90,114	22,859	41,587	18,810	173,370
Others(1)	(2,638)	—	—	(2,750)	(5,388)

Balance at end of fiscal year	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507

Fiscal year ended March 31, 2013:	Commercial	Residential	Card	MUAH	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year:	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507
Provision for credit losses	127,874	1,302	12,379	2,987	144,542
Charge-offs	80,534	16,283	32,135	15,585	144,537
Recoveries	23,410	353	2,723	5,189	31,675

Net charge-offs	57,124	15,930	29,412	10,396	112,862
Others(1)	13,405	—	—	5,395	18,800

Balance at end of fiscal year	¥1,068,463	¥157,209	¥51,870	¥58,445	¥1,335,987

Fiscal year ended March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year:	¥1,068,463	¥157,209	¥51,870	¥58,445	¥—	¥1,335,987
Provision (credit) for credit losses	(70,091)	(35,952)	5,617	(5,945)	—	(106,371)
Charge-offs	158,875	4,577	20,125	7,521	—	191,098
Recoveries	29,478	230	3,264	4,378	—	37,350

Net charge-offs	129,397	4,347	16,861	3,143	—	153,748
Others(1)	7,882	3	—	10,667	—	18,552

Balance at end of fiscal year	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420

Notes:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.
(2)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans since then. Therefore, no allowance for credit loss was stated in the above table.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2013 and 2014 are shown below:

At March 31, 2013:	Commercial	Residential	Card	MUAH	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥784,718	¥117,670	¥37,901	¥3,645	¥943,934
Collectively evaluated for impairment	248,798	37,360	13,809	54,705	354,672
Loans acquired with deteriorated credit quality	34,947	2,179	160	95	37,381

Total	¥1,068,463	¥157,209	¥51,870	¥58,445	¥1,335,987

Loans:
Individually evaluated for impairment	¥1,677,144	¥309,408	¥123,519	¥54,259	¥2,164,330
Collectively evaluated for impairment	75,771,905	14,874,595	534,853	5,099,429	96,280,782
Loans acquired with deteriorated credit quality	101,313	17,230	13,233	100,558	232,334

Total(1)	¥77,550,362	¥15,201,233	¥671,605	¥5,254,246	¥98,677,446

At March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥640,442	¥69,613	¥29,244	¥4,131	¥—	¥743,430
Collectively evaluated for impairment	209,117	45,355	11,312	55,777	—	321,561
Loans acquired with deteriorated credit quality	27,298	1,945	70	116	—	29,429

Total	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420

Loans:
Individually evaluated for impairment	¥1,459,268	¥211,802	¥102,930	¥64,009	¥—	¥1,838,009
Collectively evaluated for impairment	83,052,520	14,751,204	492,990	7,060,581	3,025,186	108,382,481
Loans acquired with deteriorated credit quality	75,740	15,299	12,701	114,961	50,675	269,376

Total(1)	¥84,587,528	¥14,978,305	¥608,621	¥7,239,551	¥3,075,861	¥110,489,866

Notes:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans since then. Therefore, no allowance for credit loss was stated in the above table.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease in the allowance for credit losses due to loan disposal activity amounting to ¥1.2 billion, ¥0.4 billion and ¥16.2 billion for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group sold ¥706 billion, ¥884 billion and ¥906 billion of loans within the Commercial segment during the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

The MUFG Group purchased ¥337 billion of loans within the MUAH segment during the fiscal year ended March 31, 2014. See Note 2 for MUB’s acquisition of PB Capital Corporation’s institutional CRE lending division.

Loans Acquired in a Transfer

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, the following table sets forth information regarding loans acquired in connection with mergers, for which it is probable, at acquisition, that the MUFG Group will be unable to collect all contractually required payments receivable.

	2013	2014
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥117,468	¥186,268
Cash flows expected to be collected at acquisitions	77,417	116,218
Fair value of loans at acquisition	63,731	93,845
Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥86,877	¥95,178
Additions	13,686	22,373
Accretion	(39,981)	(49,155)
Disposals	—	—
Reclassifications from nonaccretable difference	29,721	15,760
Foreign currency translation adjustments	4,875	9,465

Balance at end of fiscal year	¥95,178	¥93,621

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥493,111	¥497,265
Outstanding balance at end of fiscal year	497,265	531,327
Carrying amount at beginning of fiscal year	212,702	232,334
Carrying amount at end of fiscal year	232,334	269,376
Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥826	¥25,952
Carrying amount at end of fiscal year	21,965	38,651
Allowance for credit losses within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for credit losses at beginning of fiscal year	¥36,391	¥37,381
Additional provisions during fiscal year	5,784	4,982
Reductions of allowance during fiscal year	2,066	1,129
Balance of allowance for credit losses at end of fiscal year	37,381	29,429

The MUFG Group considered prepayments in the determination of contractual cash flows and cash flows expected to be collected based on historical results.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease Receivables

As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment. As a result of the acquisition of Krungsri, the MUFG Group’s lease receivables increased by ¥912,366 million.

As of March 31, 2013 and 2014, the components of the investment in direct financing leases were as follows:

	2013	2014
	(in millions)
Minimum lease payments receivable	¥677,959	¥1,498,755
Estimated residual values of leased property	22,384	18,261
Less—unearned income	(69,196)	(202,755)

Net investment in direct financing leases	¥631,147	¥1,314,261

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2014 were as follows:

Direct Financing Leases
(in millions)
Fiscal year ending March 31:
2015	¥440,086
2016	337,044
2017	267,306
2018	191,112
2019	106,385
2020 and thereafter	156,822

Total minimum lease payment receivables	¥1,498,755

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

Financial institutions, including the MUFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MUFG Group made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which were guaranteed by the DIC under the legislation and the loan agreements, matured in 2011 and earned interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the MUFG Group acquired, at fair value, loans of the UFJ Holdings Group to HLAC in connection with the merger with UFJ Holdings.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds were principally invested in Japanese government bonds. The MUFG Group made non-interest-earning deposits of ¥176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997, and expected all collection activities to be completed by December 2011, after 15 years of collection activities of the Jusen loans by RCC.

As the end of RCC’s operations was approaching, the amount of the loss (so-called “stage two loss”), which might have ultimately been incurred through the collection activities, became clearer. In May 2011, the Japanese Diet enacted a law to partially revise the Deposit Insurance Act. Although it had already been decided that the loss should be shared equally between the Japanese government and private financial institutions, the revised law clarified the details of how the Japanese government would absorb its half of the loss. On the other hand, the second half of the loss, which had to be absorbed by private financial institutions, would be covered by the investment income earned by the Special Fund during the 15 years.

In September 2011, the deposits of ¥161,435 million with the New Fund were fully collected according to their terms. In June 2012, the entire deposits of ¥204,956 million with the Special Fund were fully collected as well.

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual borrowers in Japan and overseas in the normal course of business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of BTMU and MUTB generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥16,256 million, ¥14,274 million and ¥18,984 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2013 and 2014, outstanding loans to such related parties were not material.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2012, 2013 and 2014, there were no loans to related parties that were charged-off. Additionally, at March 31, 2012, 2013, and 2014, there were no loans to related parties that were impaired.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2013 and 2014 consisted of the following:

	2013	2014
	(in millions)
Land	¥379,943	¥403,184
Buildings	723,902	747,998
Equipment and furniture	767,733	929,939
Leasehold improvements	236,353	251,875
Construction in progress	17,976	27,606

Total	2,125,907	2,360,602
Less accumulated depreciation	1,066,853	1,123,954

Premises and equipment-net	¥1,059,054	¥1,236,648

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥43,222 million and ¥41,907 million at March 31, 2013 and 2014, respectively. Accumulated depreciation on such capitalized leases at March 31, 2013 and 2014 amounted to ¥29,385 million and ¥29,769 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the accompanying consolidated balance sheets and depreciated. The financing obligation at March 31, 2013 and 2014 was ¥47,435 million and ¥46,339 million, respectively.

For the fiscal years ended March 31, 2012, 2013 and 2014, the MUFG Group recognized ¥10,913 million, ¥3,975 million and ¥13,850 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥5,209 million, ¥1,932 million and ¥226 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2013 and 2014:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Krungsri	Global Markets	Total
				Other than MUAH	MUAH	Total
	(in millions)
Balance at March 31, 2012:
Goodwill	¥840,055	¥885,234	¥22,527	¥152,203	¥192,520	¥344,723	¥—	¥2,300	¥2,094,839
Accumulated impairment losses	(840,055)	(885,234)	(14,735)	(532)	—	(532)	—	—	(1,740,556)

	—	—	7,792	151,671	192,520	344,191		2,300	354,283
Goodwill acquired during the fiscal year(2)	—	—	—	—	39,683	39,683	—	—	39,683
Foreign currency translation adjustments and other	—	—	—	—	23,990	23,990	—	—	23,990

Balance at March 31, 2013:
Goodwill	840,055	885,234	22,527	152,203	256,193	408,396	—	2,300	2,158,512
Accumulated impairment losses	(840,055)	(885,234)	(14,735)	(532)	—	(532)	—	—	(1,740,556)

	—	—	7,792	151,671	256,193	407,864	—	2,300	417,956
Goodwill acquired during the fiscal year(2)	—	—	14,443	—	26,181	26,181	217,386	—	258,010
Impairment loss	—	—	(7,792)	—	—	—	—	—	(7,792)
Foreign currency translation adjustments and other	—	—	825	—	59,516	59,516	—	—	60,341

Balance at March 31, 2014:
Goodwill	840,055	885,234	37,795	152,203	341,890	494,093	217,386	2,300	2,476,863
Accumulated impairment losses	(840,055)	(885,234)	(22,527)	(532)	—	(532)	—	—	(1,748,348)

	¥—	¥—	¥15,268	¥151,671	¥341,890	¥493,561	¥217,386	¥2,300	¥728,515

Notes:

(1)	See Note 29 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with principal acquisitions.

There were no impairment losses recognized for the fiscal years ended March 31, 2012 and 2013.

For the fiscal year ended March 31, 2014, the MUFG Group recognized ¥7,792 million in impairment of goodwill relating to the Integrated Trust Assets Business Group segment. The MUFG Group readjusted its future projection of a reporting unit in this segment, considering a subsidiary’s recent business performance. As a result, the fair value of this reporting unit, which is based on discounted future cash flows, fell below the carrying amount of the reporting unit, and the impairment loss was recognized on the related goodwill. The impairment loss was included in Other non-interest expenses in the accompanying consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2013 and 2014:

	2013			2014
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥1,640,297	¥1,105,783	¥534,514	¥1,858,371	¥1,245,657	¥612,714
Core deposit intangibles	638,863	456,339	182,524	712,188	497,219	214,969
Customer relationships	233,360	136,603	96,757	380,674	147,774	232,900
Trade names	52,562	14,430	38,132	72,788	16,995	55,793
Other	4,899	2,744	2,155	8,754	2,562	6,192

Total	¥2,569,981	¥1,715,899	854,082	¥3,032,775	¥1,910,207	1,122,568

Intangible assets not subject to amortization:
Indefinite-lived trade names			3,037			3,037
Other			9,034			7,749

Total			12,071			10,786

Total			¥866,153			¥1,133,354

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

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2014 amounted to ¥455,843 million, which primarily consisted of ¥225,108 million of software, ¥61,629 million of core deposit intangibles, ¥145,936 million of customer relationships and ¥18,083 million of trade names. The weighted average amortization period for these assets are 5 years, 11 years, 13 years and 22 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2014 amounted to ¥289 million. See Note 2 for further details of acquired intangible assets.

For the fiscal years ended March 31, 2012, 2013 and 2014, the MUFG Group recognized ¥30,986 million, ¥3,378 million and ¥312 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

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

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2015	¥231,427
2016	198,788
2017	170,098
2018	135,245
2019	95,218

7.	INCOME TAXES

Income (loss) before Income Tax Expense

Income (loss) before income tax expense by jurisdiction for the fiscal years ended March 31, 2012, 2013 and 2014 was as follows:

	2012		2013	2014
	(in millions)
Domestic income	¥1,037,891		¥898,596	¥1,012,551
Foreign income (loss)	(187,949	)(1)	517,275	407,892

Total	¥849,942		¥1,415,871	¥1,420,443

Note:

(1)	An other-than-temporary impairment loss of Morgan Stanley’s common stock was included in Foreign income (loss). See Note 2 for further details of an other-than-temporary impairment loss of Morgan Stanley’s common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Tax Expense (Benefit)

The detail of current and deferred income tax expense for the fiscal years ended March 31, 2012, 2013 and 2014 was as follows:

	2012	2013	2014
	(in millions)
Current:
Domestic	¥156,764	¥102,357	¥243,648
Foreign	79,313	60,609	102,316

Total	236,077	162,966	345,964

Deferred:
Domestic	171,889	122,804	(5,523)
Foreign	21,225	10,250	(2,524)

Total	193,114	133,054	(8,047)

Income tax expense	429,191	296,020	337,917
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	116,997	336,531	96,422
Derivatives qualifying for cash flow hedges	235	2,217	(235)
Defined benefit plans	(66,573)	43,213	69,515
Foreign currency translation adjustments	13,230	18,537	51,414

Total	63,889	400,498	217,116

Total	¥493,080	¥696,518	¥555,033

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

On March 20, 2014, the Japanese Diet enacted the “2014 Tax Reform” which terminated the temporary surtax levied on corporate income taxes one year earlier than the change in tax law on November 30, 2011 as described above. As a result, the effective statutory rate of corporate income tax for the fiscal year ending March 31, 2015 was set at approximately 35.6%. The change in tax law resulted in an increase of ¥16,687 million in income tax expense for the fiscal year ended March 31, 2014.

The MUFG Group has changed to filing on a consolidated basis for corporate income taxes within Japan beginning with the fiscal year ending March 31, 2015. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal year ended March 31, 2012 and approximately 38.0% for the fiscal years ended March 31, 2013 and 2014. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2012, 2013 and 2014 is as follows:

	2012	2013		2014
Combined normal effective statutory tax rate	40.6%	38.0%		38.0%
Nondeductible expenses	0.2	0.1		0.2
Dividends from foreign subsidiaries	0.1	0.0		0.0
Foreign tax credit and payments	(2.1)	(0.8)		(0.6)
Lower tax rates applicable to income of subsidiaries	(0.5)	(0.5)		(0.4)
Change in valuation allowance	2.3	(7.3)		(12.4)
Realization of previously unrecognized tax effects of subsidiaries	0.0	(10.7	)(1)	(0.1)
Nontaxable dividends received	(3.4)	(2.3)		(3.3)
Undistributed earnings of subsidiaries	0.2	1.5		0.5
Tax and interest expense for uncertainty in income taxes	0.1	(0.1)		—
Expiration of loss carryforward	4.8	2.1		—
Effect of changes in tax laws	9.1	—		1.2
Other—net	(0.9)	0.9		0.7

Effective income tax rate	50.5%	20.9%		23.8%

Note:

(1)	In April 2012, one of the wholly-owned subsidiaries of BTMU was liquidated. The liquidation resulted in the realization of tax benefits that were not previously recognized as deferred tax assets, resulting in a ¥151,309 million reduction of income tax expense and a 10.7% reduction in the effective tax rate for the fiscal year ended March 31, 2013.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2013 and 2014 were as follows:

	2013	2014
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥774,612	¥650,069
Operating loss carryforwards	106,856	102,260
Loans	14,360	7,632
Accrued liabilities and other	355,337	309,327
Premises and equipment, including sale-and-leaseback transactions	102,217	94,652
Derivative financial instruments	64,583	94,514
Accrued severance indemnities and pension plans	164,797	44,810
Valuation allowance	(483,006)	(308,561)

Total deferred tax assets	1,099,756	994,703

Deferred tax liabilities:
Investment securities (including trading account assets at fair value under fair value option)	488,728	574,807
Intangible assets	104,736	159,330
Lease transactions	54,025	77,542
Other	64,806	74,471

Total deferred tax liabilities	712,295	886,150

Net deferred tax assets	¥387,461	¥108,553

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

For the fiscal year ended March 31, 2014, the MUFG Group recorded a valuation allowance release, on the basis of management’s reassessment of the amount of its deferred tax assets that were more likely than not to be realized. As of March 31, 2014, management considered new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets.

Among others, a release of valuation allowance of ¥91,070 million was due to the application of the consolidated corporate-tax system beginning with the fiscal year ending March 31, 2015. This is because MUFG would be able to utilize income in more profitable subsidiaries to realize the benefit of net operating loss carryforwards and existing deductible temporary differences recorded at MUFG. Management believes that the net operating loss carryforwards related to corporate taxes will be fully utilized by the application of the consolidated corporate-tax system.

Among others, a release of valuation allowance of ¥45,922 million was due to the profitability improvement of a certain subsidiary. Management considered various factors, including the improved operating performance and cumulative operating results over the prior several years of the subsidiary as well as the outlook regarding prospective operating performance of the subsidiary, and determined that sufficient positive evidence exists as of March 31, 2014, to conclude that it is more likely than not that additional deferred tax assets would be realizable.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2013 and 2014 to the extent that it is more likely than not that they will not be realized.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2013 and 2014, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥28,644 million and ¥37,498 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

Operating Loss and Tax Credit Carryforwards

At March 31, 2014, the MUFG Group had operating loss carryforwards for corporate tax of ¥302,033 million and tax credit carryforwards of ¥6,442 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2015	¥1,808	¥579
2016	—	47
2017	—	27
2018	31,619	52
2019	6,412	56
2020	34,370	96
2021 and thereafter	216,288	3,900
No definite expiration date	11,536	1,685

Total	¥302,033	¥6,442

Uncertainty in Income Tax

The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013		2014
	(in millions)
Balance at beginning of fiscal year	¥61,297	¥58,588		¥30,956
Gross amount of increases for current year’s tax positions	455	366		439
Gross amount of decreases for current year’s tax positions	(339)	(49)		—
Gross amount of increases for prior years’ tax positions	2,887	2,765		333
Gross amount of decreases for prior years’ tax positions	(312)	(35,119	)(1)	(25,318	)(2)
Net amount of changes relating to settlements with tax authorities	(2,515)	760		(244)
Decreases due to lapse of applicable statutes of limitations	(1,123)	—		—
Foreign exchange translation and others	(1,762)	3,645		7,827

Balance at end of fiscal year	¥58,588	¥30,956		¥13,993

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	The decrease was primarily because, during the fiscal year ended March 31, 2013, the MUFG Group closed an examination with U.S. tax authorities on issues related to prior years’ tax positions.
(2)	The decrease related to prior year tax positions is primarily from the resolution of uncertain tax positions in the U.S. for both federal income taxes and California state tax.

The total amount of unrecognized tax benefits at March 31, 2012, 2013 and 2014 that, if recognized, would affect the effective tax rate are ¥9,170 million, ¥9,632 million and ¥3,570 million, respectively. The remainder of the uncertain tax positions have offsetting amounts in other jurisdictions or are temporary differences.

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	(in millions)
Balance at beginning of fiscal year	¥7,033	¥6,934	¥4,528
Total interest and penalties in the consolidated statements of income	27	(2,975)	(698)
Total cash settlements, foreign exchange translation and others	(126)	569	2,116

Balance at end of fiscal year	¥6,934	¥4,528	¥5,946

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2013 and forward
United States—Federal	2007 and forward
United States—California	2009 and forward
Thailand	2009 and forward

The MUFG Group is currently under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. It is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥3.0 billion during the next twelve months, since resolved items will be removed from the balance whether their resolution results in payment or recognition.

8.	PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2014, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2014
(in millions)
Trading account securities	¥13,654,793
Investment securities	4,728,870
Loans	8,087,278
Other	84,291

Total	¥26,555,232

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

2014
(in millions)
Deposits	¥552,503
Call money and funds purchased	708,086
Payables under repurchase agreements and securities lending transactions	15,436,764
Other short-term borrowings and long-term debt	9,657,563
Other	200,316

Total	¥26,555,232

In addition, at March 31, 2014, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets aggregating to ¥20,812,386 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

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

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2013 and 2014 the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥5,697,318 million and ¥13,007,902 million, respectively. Average reserves during the fiscal years ended March 31, 2013 and 2014 were ¥4,566,092 million and ¥12,313,722 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2014, the MUFG Group pledged ¥29,528 billion of assets that may not be sold or repledged by the secured parties.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2013 and 2014, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥11,873 billion and ¥18,637 billion, respectively, of which ¥8,190 billion and ¥14,011 billion, respectively, was sold or repledged.

At March 31, 2013 and 2014, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,573,698 million and ¥1,045,851 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥366,544 million and ¥454,506 million, respectively.

9.	DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately U.S.$97 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2014) or more with respect to domestic deposits and issued in amounts of U.S.$100,000 or more with respect to foreign deposits were ¥28,267,100 million and ¥19,783,917 million, respectively, at March 31, 2013, and ¥27,555,387 million and ¥26,026,728 million, respectively, at March 31, 2014.

The maturity information at March 31, 2014 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥35,654,357	¥25,819,867
Due after one year through two years	6,307,843	421,138
Due after two years through three years	2,813,975	145,802
Due after three years through four years	611,214	121,113
Due after four years through five years	807,890	130,491
Due after five years	464,856	23,225

Total	¥46,660,135	¥26,661,636

10.	CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2013 and 2014 is as follows:

	2013	2014
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥4,010,582	¥3,417,455
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.18%	0.18%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	DUE TO TRUST ACCOUNT

MUTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2013 and 2014 is as follows:

	2013	2014
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥633,029	¥750,210
Weighted average interest rate on outstanding balance at end of fiscal year	0.09%	0.08%

12.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2013 and 2014, the MUFG Group had unused lines of credit for short-term financing amounting to ¥11,282,220 million and ¥10,750,175 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2013 and 2014 were comprised of the following:

	2013	2014
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,358,067	¥1,235,525
Borrowings from the Bank of Japan	7,466,717	5,888,541
Borrowings from other financial institutions	203,120	224,676
Other	49,500	59,501

Total domestic offices	9,077,404	7,408,243

Foreign offices:
Commercial paper	2,125,851	3,091,977
Borrowings from other financial institutions	386,068	333,116
Short-term debentures	—	119,837
Other	19,389	153,074

Total foreign offices	2,531,308	3,698,004

Total	11,608,712	11,106,247
Less unamortized discount	114	176

Other short-term borrowings—net	¥11,608,598	¥11,106,071

Weighted average interest rate on outstanding balance at end of fiscal year	0.20%	0.25%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2013 and 2014 was comprised of the following:

	2013	2014
	(in millions)
MUFG:
Obligations under capital leases	¥59	¥78
Subordinated debt(1):
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 3.92%-4.42%	380,500	380,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 3.42%-4.78%	1,500	1,500
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	470	515
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,207	1,416
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2)	430	514

Total	384,166	384,523

BTMU:
Obligations under capital leases	¥15,294	¥12,260
Obligation under sale-and-leaseback transactions	47,435	46,339
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2014-2027, principally 0.16%-2.69%	1,337,900	1,311,801
Fixed rate bonds, payable in US dollars, due 2015-2044, principally 1.00%-4.70%	639,679	1,109,470
Fixed rate bonds, payable in other currencies excluding Japanese yen, US dollars, due 2014-2017, principally 4.05%-4.91%(2)	126,709	71,439
Fixed rate borrowings, payable in Japanese yen, due 2014-2028, principally 0.10%-0.50%	10,297	1,163,291
Fixed rate borrowings, payable in US dollars, due 2018, principally 7.49%	383	342
Fixed rate borrowings, payable in other currencies excluding Japanese yen, US dollars, due 2013-2014, principally 2.13%-5.65%(2)	384	—
Adjustable rate bonds, payable in Japanese yen, due 2014, principally 1.57%	20,000	—
Floating rate bonds, payable in US dollars, due 2016-2017, principally 0.65%-0.85%	93,667	226,424
Floating rate bonds, payable in other currencies excluding Japanese yen, US dollars, due 2015-2017, principally 3.77%-4.00%(2)	29,379	90,431
Floating rate borrowings, payable in US dollars, due 2014-2024, principally 0.33%-0.67%	780,410	942,215
Floating rate borrowings, payable in Euro, due 2014-2021, principally 0.45%-0.48%(2)	7,839	7,497

Total	3,046,647	4,922,910
Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2014-2031, principally 0.93%-2.91%	1,579,037	1,336,892
Fixed rate borrowings, payable in Japanese yen, due 2016-2035, principally 0.56%-2.24%	233,419	233,400
Fixed rate borrowings, payable in US dollars, due 2013, principally 6.76%	118,177	—
Adjustable rate bonds, payable in Japanese yen, due 2019, principally 1.20%	93,700	31,000
Adjustable rate borrowings, payable in Japanese yen, due 2017-2028, principally 0.25%-2.86%	395,600	245,800
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.97%-4.78%	891,199	845,400
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	221,018	241,862
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	158,760	186,270
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2)	80,885	96,790
Floating rate borrowings, payable in Japanese yen, due 2020-2027, principally 0.36%-0.86%	41,900	41,900

Total	3,813,695	3,259,314
Obligations under loan securitization transaction accounted for as secured borrowings due 2014-2044, principally 0.24%-5.90%	1,516,893	1,146,638
Payable under repurchase agreements due 2016-2018, principally 0.63%-1.48%	188,100	360,220

Total	8,628,064	9,747,681

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2013	2014
	(in millions)
Other subsidiaries:
Obligations under capital leases	¥10,286	¥7,781
Unsubordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2014-2044, principally 0.00%-16.00%	547,746	915,357
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2014-2038, principally 0.00%-13.10%	46,849	396,704
Fixed rate bonds and notes, payable in Euro, due 2018, principally 4.21%	—	6,514
Fixed rate bonds and notes, payable in Thai baht, due 2014-2018, principally 0.00%-4.80%	1,437	269,219
Fixed rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, Thai baht, due 2014-2037, principally 0.50%-10.75%(2)	8,952	35,011
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2014-2044, principally 0.00%-24.00%	1,199,685	1,426,933
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2014-2038, principally 0.00%-7.30%	403,809	276,402
Floating rate bonds and notes, payable in Euro, due 2014-2018, principally 0.00%-1.76%	22,492	34,281
Floating rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2014-2037, principally 0.00%-1.10%(2)	2,006	2,055

Total	2,232,976	3,362,476
Subordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2014-2030, principally 0.56%-2.98%	435,544	484,194
Fixed rate bonds and notes, payable in US dollars, due 2014-2019, principally 5.38%-11.33%	105,096	77,330
Fixed rate bonds and notes, payable in Thai baht, due 2020-2022, principally 4.51%-4.70%	—	111,682
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2020, principally 1.76%	72,300	5,000
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 1.93%-3.50%	105,744	105,667
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2014-2021, principally 0.57%-1.52%	192,391	204,926
Floating rate borrowings, bonds and notes, payable in US dollars, due 2033-2036, principally 1.95%-3.50%	—	6,972

Total	911,075	995,771
Obligations under loan securitization transaction accounted for as secured borrowings due 2014-2018, principally 0.95%-2.71%	15,791	446

Total	3,170,128	4,366,474

Total	¥12,182,358	¥14,498,678

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as Australian dollar, British pound, Indonesian rupiah, Brazilian real, Russian ruble etc, have been summarized into the “Other currencies” classification.

The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2013 and 2014.

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2014:

	MUFG	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2015	¥20	¥1,111,236	¥575,174	¥1,686,430
2016	18	931,103	646,907	1,578,028
2017	13	2,295,298	585,917	2,881,228
2018	6	891,232	353,487	1,244,725
2019	3	529,641	544,859	1,074,503
2020 and thereafter	384,463	3,989,171	1,660,130	6,033,764

Total	¥384,523	¥9,747,681	¥4,366,474	¥14,498,678

13.	SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The MUFG Group has funded contributory and non-contributory defined benefit pension plans (“pension benefits”), which cover substantially all of its employees and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, rank, years of service and other factors.

BTMU and certain domestic subsidiaries, MUSHD, Mitsubishi UFJ NICOS and some subsidiaries of MUFG have non-contributory Corporate Defined Benefit Pension plans (“CDBPs”) which provide benefits to all their domestic employees. In addition, MUTB had a contributory CDBP similar to these non-contributory CDBPs until a transfer of its remaining corporate portion into a non-contributory CDBP subsequent to the separation process as described below.

In December 2011, in accordance with the Defined Benefit Corporate Pension Plan Act, which permits each employer and employees’ pension fund plan to separate the substitutional portion of the employees’ pension fund from the rest of the fund and transfer the related obligation and assets to the Japanese government, MUTB obtained an approval from the Minister of Health, Labor and Welfare for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2013, MUTB also obtained an approval for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. To complete the separation process, the substitutional obligation and the related plan assets were transferred to the Japanese government on February 17, 2014. In accordance with the guidance, which addresses the accounting for the transfer to the Japanese government of a substitutional portion of employee pension fund liabilities, MUTB accounted for the entire separation process, upon completion of transfer of the plan assets to the government, as a single settlement transaction. During the fiscal year ended March 31, 2014, MUTB recognized (1) the difference of ¥115,210 million between the accumulated benefit obligations settled and the assets transferred to the Japanese Government as a government subsidy, which was recognized as a gain in the accompanying consolidated statements of income, (2) the proportionate amount of the net unrealized loss of ¥42,435 million for the substitutional portion as settlement loss, and (3) the difference of ¥1,770 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression. The settlement loss and gain on derecognition of previously accrued salary progression were included in Salaries and employee benefits in the accompanying consolidated statements of income. The remaining portion of the employees’ pension fund (that is, the corporate portion) continued to exist as a CDBP, although, from a legal regulatory perspective, it is deemed to have been dissolved and a CDBP

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is deemed newly established when the separation process is completed. Subsequent to the separation process, MUTB transferred the remaining corporate portion of the employees’ pension fund into a non-contributory CDBP.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2012, 2013 and 2014 includes the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2012	2013	2014	2012		2013		2014
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥39,709	¥38,840	¥39,309	¥6,328	¥968	¥8,098	¥1,114	¥12,215	¥1,526
Interest cost on projected benefit obligation	31,509	26,648	22,464	10,649	1,192	10,716	1,135	13,467	1,352
Expected return on plan assets	(55,336)	(48,106)	(54,222)	(14,216)	(1,106)	(14,169)	(1,030)	(19,928)	(1,423)
Amortization of net actuarial loss	29,424	42,496	23,941	6,221	514	8,030	715	9,808	776
Amortization of prior service cost	(11,534)	(12,309)	(11,793)	35	(57)	54	(59)	157	(69)
Amortization of net obligation at transition	—	—	—	—	105	—	105	—	—
Loss (gain) on settlements and curtailment	4,378	2,600	41,456	40	—	95	(3)	—	—

Net periodic benefit cost	¥38,150	¥50,169	¥61,155	¥9,057	¥1,616	¥12,824	¥1,977	¥15,719	¥2,162

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2012	2013	2014	2012		2013		2014
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	1.91%	1.55%	1.25%	5.67%	5.36%	4.73%	4.70%	4.25%	4.01%
Discount rates in determining benefit obligation	1.55	1.25	1.23	4.73	4.70	4.25	4.01	4.87	4.63
Rates of increase in future compensation level for determining expense	3.23	3.31	3.07	4.67	—	4.60	—	4.58	—
Rates of increase in future compensation level for determining benefit obligation	3.31	3.07	3.36	4.60	—	4.58	—	4.64	—
Expected rates of return on plan assets	3.11	2.78	2.83	7.49	8.00	6.92	7.50	6.98	7.50

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	MUAH		Other than MUAH
	2013(1)	2014(1)	2013(1)	2014(1)
Initial trend rate	8.31%	7.71%	7.50%	8.00%
Ultimate trend rate	4.50%	4.50%	4.50%	5.00%
Year the rate reaches the ultimate trend rate	2021	2021	2017	2019

	MUAH		Other than MUAH
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥422	¥(422)	¥79	¥(61)
Effect on postretirement benefit obligation	3,478	(2,951)	1,128	(885)

Note:

(1)	Fiscal years of MUAH and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2012 and 2013, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2013 and 2014:

	Domestic subsidiaries						Foreign offices and subsidiaries
	2013			2014			2013		2014
	Non-contributory pension benefits and SIP	Contributory pension benefits		Non-contributory pension benefits and SIP	Contributory pension benefits		Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,383,933	¥389,264		¥1,433,161	¥404,427		¥225,361	¥24,701	¥283,224	¥30,002
Service cost	34,182	4,658		36,147	3,162		8,098	1,114	12,215	1,526
Interest cost	20,510	6,138		17,448	5,016		10,716	1,135	13,467	1,352
Plan participants’ contributions	—	—		—	—		14	450	5	648
Acquisitions/ Divestitures	8	—		(807)	—		—	—	9,359	—
Amendments	—	—		(32)	—		302	—	980	—
Actuarial loss (gain)	65,369	15,583		26,417	(8,984)		23,154	975	(24,716)	(2,966)
Benefits paid	(55,396)	(11,216)		(55,608)	(11,202)		(13,161)	(1,673)	(9,851)	(2,136)
Lump-sum payment	(15,445)	—		(14,313)	—		(440)	—	(158)	—
Translation adjustments and other	—	—		224,238 (2)	(392,419	)(2)	29,180	3,300	61,356	5,920

Benefit obligation at end of fiscal year	1,433,161	404,427		1,666,651	—		283,224	30,002	345,881	34,346

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,317,074	433,710		1,462,406	458,171		182,791	13,370	233,081	18,185
Actual return (loss) on plan assets	174,467	64,893		124,355	34,472		24,787	1,866	43,561	3,611
Employer contributions	26,314	15,635		31,640	12,843		14,807	1,144	41,423	1,313
Acquisitions/ Divestitures	(53)	—		176	—		—	—	—	—
Plan participants’ contributions	—	—		—	—		14	450	5	648
Benefits paid	(55,396)	(11,216)		(55,608)	(11,202)		(13,161)	(1,673)	(9,851)	(2,136)
Translation adjustments and other	—	(44,851	)(1)	441,360 (2)	(494,284	)(2)	23,843	3,028	59,876	4,224

Fair value of plan assets at end of fiscal year	1,462,406	458,171		2,004,329	—		233,081	18,185	368,095	25,845

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥60,279	¥53,744		¥357,817	¥—		¥3,850	¥—	¥54,600	¥—
Accrued benefit cost	(31,034)	—		(20,139)	—		(53,993)	(11,817)	(32,386)	(8,501)

Net amount recognized	¥29,245	¥53,744		¥337,678	¥—		¥(50,143)	¥(11,817)	¥22,214	¥(8,501)

Notes:

(1)	MUTB partially withdrew assets from employee retirement benefit trusts, amount of ¥44,851 million, which were established for the payment of employees’ pension benefits. The related plan remains in an overfunded status as of March 31, 2013. No gains or losses have been recognized as a consequence of this transaction.
(2)	MUTB separated the substitutional portion of its contributory CDBP and transferred the related obligation and assets to the Japanese government. The transferred obligation and assets to the Japanese government were ¥169,951 million and ¥52,971 million, respectively. Subsequent to the separation process, MUTB transferred the remaining corporate portion of its contributory CDBP into a non-contributory CDBP. The transferred obligation and assets to the non-contributory CDBP were ¥224,238 million and ¥441,313 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans at March 31, 2013 and 2014 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2013	2014	2013	2014
	(in millions)
Aggregated accumulated benefit obligations	¥1,808,001	¥1,639,563	¥262,200	¥318,971

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2013 and 2014 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2013	2014	2013	2014
	(in millions)
Projected benefit obligations	¥96,622	¥55,684	¥264,204	¥57,972
Accumulated benefit obligations	89,166	52,578	243,268	54,499
Fair value of plan assets	65,601	37,033	210,793	25,812

BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥34,600 million, ¥11,234 million and ¥7,358 million, respectively. The ¥34,600 million charged to operations for the fiscal year ended March 31, 2012 mainly consisted of ¥20,512 million related to MUSHD.

The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2013 and 2014:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2013	2014	2013		2014
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥488,936	¥336,312	¥98,654	¥8,314	¥57,474	¥3,585
Prior service cost	(46,580)	(34,787)	386	(100)	1,129	(41)

Gross amount recognized in Accumulated OCI	442,356	301,525	99,040	8,214	58,603	3,544
Taxes	(183,884)	(133,606)	(38,585)	(3,212)	(23,063)	(767)

Net amount recognized in Accumulated OCI	¥258,472	¥167,919	¥60,455	¥5,002	¥35,540	¥2,777

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents OCI in the fiscal years ended March 31, 2013 and 2014:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2013	2014	2013		2014
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(110,303)	¥(87,227)	¥11,326	¥141	¥(47,687)	¥(5,130)
Prior service cost arising during the year	—	—	270	—	862	—
Losses (gains) due to amortization:
Net actuarial loss	(42,496)	(23,941)	(8,030)	(715)	(9,808)	(776)
Prior service cost	12,309	11,793	(54)	59	(157)	69
Net obligation at transition	—	—	—	(105)	—	—
Curtailment and settlement	(2,600)	(41,456)	(95)	3	—	—
Foreign currency translation adjustments	—	—	10,112	895	16,353	1,167

Total changes in Accumulated OCI	¥(143,090)	¥(140,831)	¥13,529	¥278	¥(40,437)	¥(4,670)

The following table presents the expected amounts that will be amortized from Accumulated OCI as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2015:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥14,265	¥6,402	¥117
Prior service cost	(8,932)	109	(24)

Total	¥5,333	¥6,511	¥93

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2014 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	37.4%	0.4%	—%
Japanese debt securities	39.5	—	—
Non-Japanese equity securities	11.8	57.9	70.0
Non-Japanese debt securities	4.7	27.9	30.0
Real estate	—	9.7	—
Short-term assets	6.6	4.1	—

Total	100.0%	100.0%	100.0%

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2015 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥39.4 billion
For the pension benefits of foreign offices and subsidiaries	14.3 billion
For the other benefits of foreign offices and subsidiaries	2.3 billion

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2015	¥79,808	¥11,242	¥1,819
2016	81,641	12,173	1,935
2017	82,599	13,517	2,036
2018	82,740	14,614	2,160
2019	82,608	15,906	2,255
Thereafter (2020-2024)	410,139	108,484	12,778

Fair value measurement of the plan assets

The following is a description of the valuation methodologies used for plan assets measured at fair value as well as the classification of the plan assets pursuant to the fair value hierarchy described in Note 31:

Government bonds and other debt securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted prices to measure the fair value of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include Japanese government bonds, most of non-Japanese government bonds and certain corporate bonds. When quoted prices are available but not traded actively, such securities are classified in Level 2 of the fair value hierarchy. When quoted prices are not available, the MUFG Group generally estimates fair values by using non-binding prices obtained from independent pricing vendors. Such securities are generally classified in Level 2 of the fair value hierarchy. Level 2 securities include certain non-Japanese government bonds, official institutions bonds and corporate bonds. When there is lack of liquidity for securities or significant inputs adopted to the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Such Level 3 securities mainly consist of non-Japanese corporate bonds.

Marketable equity securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted prices to measure the fair value of marketable equity securities and such securities are classified in Level 1 of the fair value hierarchy. When quoted prices are available but not traded actively, such securities are classified in Level 2 of the fair value hierarchy.

Japanese pooled funds

Japanese pooled funds are investment fund vehicles designed for Japanese pension plan investments under Japanese pension trust fund regulations. Based upon the nature of the funds’ investments, Japanese pooled funds are categorized into four major fund types: Japanese marketable equity securities type, Japanese debt securities

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

type, Non-Japanese marketable equity securities type and Non-Japanese debt securities type. The other types of funds invest in short-term financial instruments or loans receivable. Japanese pooled funds are generally readily redeemable at their net asset values. The fair values of Japanese pooled funds are measured at their net asset values and generally classified in Level 2 of the fair value hierarchy. Japanese pooled funds classified in Level 3 of the fair value hierarchy have underlying investments in non-Japanese debt securities and loans receivable whose fair values are measured by using significant unobservable inputs and there is inherent lack of the funds’ liquidity.

Other investment funds

Other investment funds include mutual funds, private investments funds, common collective funds, private equity funds and real estate funds. The listed investment funds or mutual funds are valued at quoted prices and classified in Level 1 or Level 2 of the fair value hierarchy. When there is no available market quotation, the fair values are generally determined at net asset values. The funds for which the fair values are measured at their net asset value are classified either in Level 2 or Level 3 depending on the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date or in the near future. Other investment funds classified in Level 3 of the fair value hierarchy mainly consist of certain private investment funds and real estate funds whose fair values are not measured at their net asset values but by using significant unobservable inputs and there is inherent lack of the funds’ liquidity.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair value of each major category of plan assets as of March 31, 2013 and 2014:

Pension benefits and SIP Investments:

At March 31, 2013	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥76,763	¥—	¥—	¥76,763	¥—	¥—	¥—	¥—
Non-Japanese government bonds	13,898	2,761	—	16,659	—	7,600	—	7,600
Other debt securities(1)	151	18,517	6,134	24,802	—	33,315	—	33,315
Japanese marketable equity securities(2)	661,832	148	—	661,980	—	—	—	—
Non-Japanese marketable equity securities	19,386	207	—	19,593	13,720	—	—	13,720
Japanese pooled funds:
Japanese marketable equity securities(2)	—	46,175	—	46,175	—	—	—	—
Japanese debt securities(1)	—	403,006	—	403,006	—	—	—	—
Non-Japanese marketable equity securities	—	190,367	—	190,367	—	—	—	—
Non-Japanese debt securities	—	65,087	6,846	71,933	—	—	—	—
Other	—	17,623	—	17,623	—	—	—	—

Total pooled funds	—	722,258	6,846	729,104	—	—	—	—

Other investment funds	—	98,520	48,631	147,151	91,582	65,068	14,486	171,136	(4)
Japanese general account of life insurance companies(3)	—	163,503	—	163,503	—	—	—	—
Other investments	1,636	79,386	—	81,022	839	4,488	1,983	7,310

Total	¥773,666	¥1,085,300	¥61,611	¥1,920,577	¥106,141	¥110,471	¥16,469	¥233,081

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2014	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥65,309	¥—	¥—	¥65,309	¥—	¥—	¥—	¥—
Non-Japanese government bonds	19,799	2,041	—	21,840	—	13,443	—	13,443
Other debt securities(1)	523	11,798	5,983	18,304	—	52,463	—	52,463
Japanese marketable equity securities(2)	713,152	127	—	713,279	—	—	—	—
Non-Japanese marketable equity securities	12,166	1,122	—	13,288	24,515	—	—	24,515
Japanese pooled funds:
Japanese marketable equity securities(2)	—	26,792	—	26,792	—	—	—	—
Japanese debt securities(1)	—	400,132	—	400,132	—	—	—	—
Non-Japanese marketable equity securities	—	176,710	—	176,710	—	—	—	—
Non-Japanese debt securities	—	91,642	7,342	98,984	—	—	—	—
Other	—	13,026	—	13,026	—	—	—	—

Total pooled funds	—	708,302	7,342	715,644	—	—	—	—

Other investment funds	—	132,105	43,446	175,551	155,637	87,103	26,740	269,480	(4)
Japanese general account of life insurance companies(3)	—	173,398	—	173,398	—	—	—	—
Other investments	2,038	105,678	—	107,716	620	4,673	2,901	8,194

Total	¥812,987	¥1,134,571	¥56,771	¥2,004,329	¥180,772	¥157,682	¥29,641	¥368,095

Notes:

(1)	These debt securities include debt securities issued by the MUFG Group in the amount of ¥471 million (0.02% of plan assets) and ¥401 million (0.02% of plan assets) to the pension benefits and SIPs at March 31, 2013 and 2014, respectively.
(2)	Japanese marketable equity securities include common stocks issued by the MUFG Group in the amount of ¥6,864 million (0.32% of plan assets) and ¥7,354 million (0.31% of plan assets) to the pension benefits and SIPs at March 31, 2013 and 2014, respectively.
(3)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.17% from April 1, 2012 to March 31, 2013 and 1.24% from April 1, 2013 to March 31, 2014.
(4)	Other investment funds of the foreign offices and subsidiaries are mainly comprised of ¥87,243 million of mutual funds and ¥13,531 million of real estate funds, and of ¥148,360 million of mutual funds and ¥25,486 million of real estate funds, which were held by MUAH at December 31, 2012 and 2013, respectively.

Other post retirement plan investments:

	Foreign offices and subsidiaries
	March 31, 2013				March 31, 2014
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Other debt securities	¥—	¥3,619	¥—	¥3,619	¥—	¥5,548	¥—	¥5,548
Other investment funds(1)	8,901	—	—	8,901	13,531	—	—	13,531
Other investments	—	5,665	—	5,665	—	6,766	—	6,766

Total	¥8,901	¥9,284	¥—	¥18,185	¥13,531	¥12,314	¥—	¥25,845

Note:

(1)	Other investment funds mainly consist of mutual funds and common collective funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2013 and 2014:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2012	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2013
	(in millions)
Other debt securities	¥5,995	¥18	¥409	¥(248)	¥—	¥(40)	¥6,134
Non-Japanese marketable equity securities	87	30	—	(117)	—	—	—
Japanese pooled funds:
Non-Japanese debt securities	5,807	—	1,042	(3)	—	—	6,846
Other	2,501	—	—	—	—	(2,501)	—

Total pooled funds	8,308	—	1,042	(3)	—	(2,501)	6,846

Other investment funds	41,097	(389)	3,997	(4,503)	8,429	—	48,631

Total	¥55,487	¥(341)	¥5,448	¥(4,871)	¥8,429	¥(2,541)	¥61,611

	Foreign offices and subsidiaries
Assets category	March 31, 2012	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2013
	(in millions)
Other investment funds	¥12,282	¥—	¥1,075	¥1,129	¥—	¥—	¥14,486
Other investments	344	—	1,208	431	—	—	1,983

Total	¥12,626	¥—	¥2,283	¥1,560	¥—	¥—	¥16,469

	Domestic subsidiaries
Assets category	March 31, 2013	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2014
	(in millions)
Other debt securities	¥6,134	¥(4)	¥(85)	¥(12)	¥—	¥(50)	¥5,983
Japanese pooled funds:
Non-Japanese debt securities	6,846	—	483	13	—	—	7,342

Total pooled funds	6,846	—	483	13	—	—	7,342

Other investment funds	48,631	(2,616)	1,381	(3,950)	—	—	43,446

Total	¥61,611	¥(2,620)	¥1,779	¥(3,949)	¥—	¥(50)	¥56,771

	Foreign offices and subsidiaries
Assets category	March 31, 2013	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2014
	(in millions)
Other investment funds	¥14,486	¥—	¥6,688	¥5,566	¥—	¥—	¥26,740
Other investments	1,983	11	864	43	—	—	2,901

Total	¥16,469	¥11	¥7,552	¥5,609	¥—	¥—	¥29,641

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2012, 2013 and 2014 was ¥5,775 million, ¥6,396 million and ¥8,443 million, respectively.

14.	OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2013 and 2014 were as follows:

	2013	2014
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥1,217,164	¥2,073,499
Other	956,000	1,135,009
Investments in equity method investees	1,273,847	1,620,168
Prepaid benefit cost (Note 13)	117,873	412,417
Cash collateral pledged (Note 8)	1,573,698	1,045,851
Other	1,647,213	1,731,642

Total	¥6,785,795	¥8,018,586

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,047,514	¥583,845
Other	1,053,294	1,499,191
Deferred tax liabilities	127,218	253,714
Allowance for off-balance sheet credit instruments	55,915	69,871
Accrued benefit cost (Note 13)	96,844	61,026
Guarantees and indemnifications	50,433	44,824
Cash collateral received (Note 8)	366,544	454,506
Accrued and other liabilities	2,250,927	2,640,034

Total	¥5,048,689	¥5,607,011

Investments in equity method investees include marketable equity securities carried at ¥788,250 million and ¥1,033,806 million at March 31, 2013 and 2014, respectively. Corresponding aggregated market values were ¥1,203,241 million and ¥1,789,053 million, respectively. Investments in equity method investees also include investments in MSMS at ¥174,935 million and ¥163,520 million, and in Morgan Stanley at ¥664,031 million and ¥825,385 million at March 31, 2013 and 2014, respectively. As of March 31, 2014, the MUFG Group held approximately 21.91% of Morgan Stanley’s common stock.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥580,474 million, ¥14,635 million and ¥32,824 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. The impairment losses are included in Equity in earnings (losses) of equity method investees—net in the accompanying consolidated statements of income. See Note 2 for further details of the impairment losses recorded on investments in Morgan Stanley for the fiscal year ended March 31, 2012.

Summarized Financial Information of the MUFG Group’s equity method investees

Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2013 and 2014, and for each of the three years in the period ended March 31, 2014 is as follows:

	2013	2014
	(in billions)
Trading assets	¥25,134	¥26,712
Federal funds sold and securities purchased under agreements to resell	13,206	11,072
Securities borrowed	12,765	15,190
Total assets	75,370	85,566
Trading liabilities	12,459	11,485
Securities sold under agreements to repurchase and Securities loaned	15,012	15,083
Long-term borrowings	15,532	15,785
Total liabilities	68,740	78,334
Nonredeemable noncontrolling interests	317	329

	2012	2013	2014
	(in billions)
Net revenues	¥2,517	¥2,271	¥3,333
Total non-interest expenses	2,084	2,105	2,812
Income from continuing operations before income taxes	433	166	521
Net income applicable to Morgan Stanley	244	100	349

Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2013 and 2014, and for each of the three years in the period ended March 31, 2014 is as follows:

	2013	2014
	(in billions)
Net loans	¥7,673	¥9,493
Total assets	12,906	16,277
Deposits	2,729	4,674
Total liabilities	9,455	12,247
Noncontrolling interests	181	457

	2012	2013	2014
	(in billions)
Total interest income	¥475	¥444	¥543
Total interest expense	98	92	165
Net interest income	377	352	378
Provision for credit losses	51	55	59
Income before income tax expense	128	163	214
Net income	75	124	159

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2013 and 2014, the gross and net of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amount subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheet. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2013	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥14,648	¥—	¥14,648	¥(12,341)	¥(283)	¥2,024
Receivables under resale agreements	6,960	(1,300)	5,660	(4,849)	—	811
Receivables under securities borrowing transactions	2,615	—	2,615	(1,815)	—	800

Total	¥24,223	¥(1,300)	¥22,923	¥(19,005)	¥(283)	¥3,635

Financial liabilities:
Derivative liabilities	¥14,867	¥—	¥14,867	¥(12,134)	¥(1,207)	¥1,526
Payables under repurchase agreements(1)	17,188	(1,300)	15,888	(15,804)	—	84
Payables under securities lending transactions	3,993	—	3,993	(1,695)	—	2,298
Obligations to return securities received as collateral	3,035	—	3,035	(374)	—	2,661

Total	¥39,083	¥(1,300)	¥37,783	¥(30,007)	¥(1,207)	¥6,569

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
At March 31, 2014				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥11,810	¥—	¥11,810	¥(9,552)	¥(360)	¥1,898
Receivables under resale agreements	10,346	(3,046)	7,300	(6,502)	(7)	791
Receivables under securities borrowing transactions	4,210	—	4,210	(3,614)	—	596

Total	¥26,366	¥(3,046)	¥23,320	¥(19,668)	¥(367)	¥3,285

Financial liabilities:
Derivative liabilities	¥11,765	¥—	¥11,765	¥(9,437)	¥(984)	¥1,344
Payables under repurchase agreements(1)	24,674	(3,046)	21,628	(21,345)	(5)	278
Payables under securities lending transactions	5,521	—	5,521	(4,795)	(9)	717
Obligations to return securities received as collateral	3,971	—	3,971	(220)	—	3,751

Total	¥45,931	¥(3,046)	¥42,885	¥(35,797)	¥(998)	¥6,090

Note:

(1)	Payables under repurchase agreements in the above table include those under long-term repurchase agreements of ¥188,100 million and ¥360,220 million at March 31, 2013 and 2014, respectively, which are included in Long-term debt in the accompanying consolidated balance sheets.

16.	PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, 200,000,000 shares of Class 7 Preferred Stock and 1,000 shares of Class 11 Preferred Stock without par value as of March 31, 2014.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The number of shares of preferred stock issued and outstanding at March 31, 2012, 2013 and 2014 was as follows:

	Outstanding at March 31, 2012	Net change	Outstanding at March 31, 2013	Net change	Outstanding at March 31, 2014
	(number of shares)
Preferred stock:
Class 5	156,000,000	—	156,000,000	—	156,000,000
Class 11	1,000	—	1,000	—	1,000

Total	156,001,000	—	156,001,000	—	156,001,000

None of the Class 6 and 7 Preferred Stock has been issued.

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2012, 2013 and 2014 was as follows:

	Aggregate amount at March 31, 2012	Net change	Aggregate amount at March 31, 2013	Net change	Aggregate amount at March 31, 2014
	(in millions)
Preferred stock:
Class 5	¥390,000	¥—	¥390,000	¥—	¥390,000
Class 11	1	—	1	—	1

Total	¥390,001	¥—	¥390,001	¥—	¥390,001

Preferred stock included in Capital stock on the accompanying consolidated balance sheets at March 31, 2013 and 2014 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred Stock.

On June 27, 2013, amendments to the Articles of Incorporation were made with respect to Class 3 Preferred Stock. As a result, the aggregate number of shares authorized to be issued by MUFG was reduced from 120,000,000 shares to nil and the authority to issue Class 3 Preferred Shares was removed.

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

Preferred Stock Outstanding as of March 31, 2014

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

17.	COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
	(shares)
Balance at beginning of fiscal year	14,150,894,620	14,154,534,220	14,158,585,720
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	3,639,600	4,051,500	5,440,700

Balance at end of fiscal year	14,154,534,220	14,158,585,720	14,164,026,420

Under the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Company Law. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU and MUTB at March 31, 2014, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.

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

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2014, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from the MUFG’s shareholders’ equity.

18.	RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

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

MUFG was established on April 2, 2001 with common stock of ¥924,400 million, preferred stock of ¥222,100 million, legal capital surplus of ¥2,838,693 million and no retained earnings in accordance with the Commercial Code of Japan (“the Code”), which was replaced by the Company Law, and Japanese GAAP.

On October 1, 2005, MUFG started with common stock and preferred stock of ¥1,383,052 million, legal capital surplus of ¥3,577,570 million and retained earnings of ¥757,458 million in accordance with the Code and Japanese GAAP.

MUFG’s amount available for dividends, at March 31, 2014, was ¥4,402,718 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains on investment securities:
Balance at beginning of fiscal year	¥308,071	¥482,434	¥1,106,316
Net change during the fiscal year	174,363	623,882	166,407

Balance at end of fiscal year	¥482,434	¥1,106,316	¥1,272,723

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥(1,690)	¥(1,253)	¥2,170
Net change during the fiscal year	437	3,423	(361)

Balance at end of fiscal year	¥(1,253)	¥2,170	¥1,809

Defined benefit plans:
Balance at beginning of fiscal year	¥(307,711)	¥(401,923)	¥(322,537)
Net change during the fiscal year	(94,212)	79,386	116,201

Balance at end of fiscal year	¥(401,923)	¥(322,537)	¥(206,336)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(627,331)	¥(675,658)	¥(211,602)
Net change during the fiscal year	(48,327)	464,056	501,088

Balance at end of fiscal year	¥(675,658)	¥(211,602)	¥289,486

Balance at end of fiscal year	¥(596,400)	¥574,347	¥1,357,682

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012			2013			2014
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains on investment securities	¥296,347	¥(118,638)	¥177,709	¥1,108,665	¥(390,387)	¥718,278	¥453,494	¥(178,200)	¥275,294
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(4,511)	1,641	(2,870)	(143,664)	53,856	(89,808)	(215,553)	81,778	(133,775)

Net change	291,836	(116,997)	174,839	965,001	(336,531)	628,470	237,941	(96,422)	141,519
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			476			4,588			(24,888)

Net unrealized gains on investment securities attributable to Mitsubishi UFJ Financial Group			174,363			623,882			166,407

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(178)	99	(79)	6,850	(2,693)	4,157	3,615	(1,419)	2,196
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	850	(334)	516	(1,210)	476	(734)	(4,211)	1,654	(2,557)

Net change	672	(235)	437	5,640	(2,217)	3,423	(596)	235	(361)
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—			—

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			437			3,423			(361)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2012			2013			2014
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Defined benefit plans:
Defined benefit plans	(189,916)	77,992	(111,924)	81,568	(27,506)	54,062	122,644	(45,709)	76,935
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	29,128	(11,419)	17,709	41,642	(15,707)	25,935	64,519	(23,806)	40,713

Net change	(160,788)	66,573	(94,215)	123,210	(43,213)	79,997	187,163	(69,515)	117,648
Defined benefit plans attributable to noncontrolling interests			(3)			611			1,447

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(94,212)			79,386			116,201

Foreign currency translation adjustments:
Foreign currency translation adjustments	(68,269)	(1,528)	(69,797)	437,485	406	437,891	557,941	(50,516)	507,425
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	31,956	(11,702)	20,254	48,311	(18,943)	29,368	1,603	(898)	705

Net change	(36,313)	(13,230)	(49,543)	485,796	(18,537)	467,259	559,544	(51,414)	508,130
Foreign currency translation adjustments attributable to noncontrolling interests			(1,216)			3,203			7,042

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(48,327)			464,056			501,088

Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥32,261			¥1,170,747			¥783,335

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal year ended March 31, 2014:

Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of securities available-for-sale	¥(218,150)		Investment securities gains—net
Impairment losses on investment securities	2,622		Investment securities gains—net
Other	(25)

	(215,553)		Total before tax
	81,778		Income tax expense

	¥(133,775)		Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(4,289)		Interest income on Loans, including fees
Other	78

	(4,211)		Total before tax
	1,654		Income tax expense

	¥(2,557)		Net of tax

Defined benefit plans
Net actuarial loss	¥34,525	(1)
Prior service cost	(11,705	)(1)
Loss on settlements and curtailment, and other	41,699	(1)

	64,519		Total before tax
	(23,806)		Income tax expense

	¥40,713		Net of tax

Foreign currency translation adjustments	¥1,603		Other non-interest expenses

	1,603		Total before tax
	(898)		Income tax expense

	¥705		Net of tax

Total reclassifications for the period	¥(153,642)		Total before tax
	58,728		Income tax expense

	¥(94,914)		Net of tax

Note:

(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 13 for more information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.	NONCONTROLLING INTERESTS

Deconsolidation of Subsidiaries

The gains and losses due to deconsolidation of subsidiaries were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively, in the accompanying consolidated statements of income. The amounts of net losses were ¥9,492 million and ¥17,585 million for the fiscal years ended March 31, 2012 and 2013 respectively, and the amount of net gains was ¥3,142 million for the fiscal year ended March 31, 2014.

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on the MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥416,231	¥1,069,124	¥1,015,393
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 2)	(20,000)	—	—
Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders (Note 2)	—	(30,655)	—
Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (Note 2)	—	—	13,839
Other	759	(412)	204

Net transfers from (to) the noncontrolling interest shareholders	(19,241)	(31,067)	14,043

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥396,990	¥1,038,057	¥1,029,436

21.	REGULATORY CAPITAL REQUIREMENTS

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by its foreign offices, from March 31, 2013 until March 30, 2014, the required minimum capital ratio is 3.5% for Common Equity Tier 1, 4.5% for Tier 1, and 8.0% for total capital, from March 31, 2014 until March 30, 2015, the required minimum capital ratio is 4.0% for Common Equity Tier 1, 5.5% for Tier 1, and 8.0% for total capital, and the requirement will be raised progressively over time.

The Basel Committee on Banking Supervision (“BCBS”) of the Bank for International Settlements (“BIS”) sets capital adequacy standards for all internationally active banks to ensure minimum level of capitals.

The Basel Committee revised the 1988 Accord (“Basel I”) in June 2004 and released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (“Basel II”). In addition, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2013 and 2014 in accordance with Basel III.

Capital Ratios

Basel III, as same as Basel II, is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The framework of the 1988 Accord, Basel I is improved and expanded to be included in “minimum capital requirements” as the first pillar of Basel II and Basel III.

As for the denominator of the capital ratio, Basel framework provides a few kinds of risk-sensitive approaches and a range of options for determining the risk-weighted assets.

“Credit Risk”

The Basel framework provides options for determining the risk-weighted assets for credit risk to allow banks to select approaches that are most appropriate for their level of risk assessment. Banks choose one of three approaches: “Standardized Approach,” “Foundation Internal Ratings-Based Approach (“FIRB”)” or “Advanced Internal Ratings-Based Approach (“AIRB”).”

“Market Risk”

In the “Amendment to the Capital Accord to incorporate market risks” of the year 1996, a choice between two methodologies “the Standardized Measurement Method” and “Internal Models Approach” is permitted. “Combination of Internal Models Approach and the Standardized Measurement Method” is also allowed under certain conditions. This is unchanged in Basel III.

“Operational Risk”

Operational risk, which is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, is newly added in Basel II. Basel framework presents three methods for calculating operational risk capital charges: (i) the Basic Indicator Approach; (ii) the Standardized Approach; or (iii) Advanced Measurement Approaches (“AMA”). Banks adopt one of the three approaches to determine the risk-weighted assets for operational risk.

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

MUFG and most of its major subsidiaries adopt AIRB to calculate capital requirements for credit risk, adopt the AMA to calculate capital requirements for operational risk, as for market risk, adopt the Internal Models Approach mainly to calculate general market risk and adopt the Standardized Measurement Method to calculate specific risk.

The MUFG Group’s proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, guarantees for trust principal are counted as off-balance sheet items requiring a capital charge in accordance with the capital adequacy guidelines.

Under Basel III, as adopted by the FSA, MUFG’s risk-weighted assets increased, largely reflecting the new capital charge of the credit valuation adjustment (CVA), the credit risk related to asset value correlation multiplier for large financial institutions, and the 250% risk-weighted threshold items not deducted from Common Equity Tier 1 capital, as well as the conversion of certain Basel II capital deductions to risk-weighted assets, such as securitizations.

On the other hand, as for the numerator of the capital ratio, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing applicable capital components by risk-weighted assets. Tier 1 capital is redefined, and consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of common stocks, capital surplus, retained earnings, and Accumulated OCI. Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined-benefit pension fund assets will be deducted from Common Equity Tier 1. The amount of adjustments to be deducted will increase progressively over time. Additional Tier 1 capital generally consists of Basel III compliant preferred securities, other capital that meets Tier I requirements under Basel II standards, and net of regulatory adjustments. Subject to transitional measures, adjustments are made to Additional Tier 1 capital for items including intangible fixed assets, such as goodwill, and foreign currency translation adjustments, with the amounts of such adjustments to Additional Tier 1 capital progressively decreasing over time. Tier 2 capital generally consists of Basel III compliant deferred obligations, such as subordinated debts, capital that meet Tier II requirements under Basel II standards, certain allowances for credit losses and non-controlling interests in subsidiaries’ Tier 2 instruments. Subject to transitional measures, certain items including 45% of unrealized profit on securities available for sale and revaluation of land are deducted from Tier 2 capital with the deduction amounts progressively decreasing over time. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Basel III will be adopted in accordance with transition arrangements. Examples of these transition arrangements include initially lower capital adequacy ratios that will increase progressively up to the Basel III adequacy levels as issued by BCBS. In addition, individual elements of capital will be phased out progressively over the same period of time to arrive at a capital base that is consistent with that defined by BCBS in Basel III.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2013:
Total capital (to risk-weighted assets):
MUFG	¥14,673,951	16.68%	¥7,037,491	8.00%
BTMU	12,034,152	17.51	5,497,550	8.00
MUTB	2,035,576	17.79	914,984	8.00
Tier1 capital (to risk-weighted assets):
MUFG	11,214,815	12.74	3,958,589	4.50
BTMU	9,015,774	13.11	3,092,372	4.50
MUTB	1,575,140	13.77	514,678	4.50
Common Equity Tier1 capital (to risk-weighted assets):
MUFG	10,300,558	11.70	3,078,902	3.50
BTMU	8,052,750	11.71	2,405,178	3.50
MUTB	1,500,578	13.12	400,305	3.50
At March 31, 2014:
Total capital (to risk-weighted assets):
MUFG	¥15,394,342	15.53%	¥7,926,746	8.00%
BTMU	12,256,176	15.57	6,294,248	8.00
MUTB	2,057,338	18.38	895,051	8.00
Tier1 capital (to risk-weighted assets):
MUFG	12,341,870	12.45	5,449,638	5.50
BTMU	9,611,553	12.21	4,327,295	5.50
MUTB	1,652,410	14.76	615,347	5.50
Common Equity Tier1 capital (to risk-weighted assets):
MUFG	11,153,032	11.25	3,963,373	4.00
BTMU	8,696,589	11.05	3,147,124	4.00
MUTB	1,590,690	14.21	447,525	4.00
Stand-alone:
At March 31, 2013:
Total capital (to risk-weighted assets):
BTMU	¥11,501,001	18.52%	¥4,966,322	8.00%
MUTB	2,039,037	17.94	908,852	8.00
Tier1 capital (to risk-weighted assets):
BTMU	8,685,464	13.99	2,793,556	4.50
MUTB	1,502,425	13.22	511,229	4.50
Common Equity Tier1 capital (to risk-weighted assets):
BTMU	7,301,380	11.76	2,172,766	3.50
MUTB	1,419,797	12.49	397,623	3.50
At March 31, 2014:
Total capital (to risk-weighted assets):
BTMU	¥11,582,199	17.52%	¥5,287,273	8.00%
MUTB	2,068,948	18.51	893,909	8.00
Tier1 capital (to risk-weighted assets):
BTMU	9,087,335	13.74	3,635,000	5.50
MUTB	1,606,684	14.37	614,563	5.50
Common Equity Tier1 capital (to risk-weighted assets):
BTMU	7,854,651	11.88	2,643,636	4.00
MUTB	1,533,733	13.72	446,955	4.00

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

At March 31, 2013, MUMSS’s capital accounts less certain fixed assets of ¥388,163 million on a stand-alone basis were 315.9% of the total amounts equivalent to market, counterparty credit and operations risks. At March 31, 2014, its capital accounts less certain fixed assets of ¥377,325 million on a stand-alone basis and ¥400,570 million on a consolidated basis, were 292.9% and 295.0% of the total amounts equivalent to market, counterparty credit and operations risks, respectively. During the fiscal year ended March 31, 2014, Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. became MUMSS’s consolidated subsidiary, and therefore was included in the calculation of the amounts and the ratios on a consolidated basis at March 31, 2014.

Management believes, as of March 31, 2014, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

Note:

MUMSS’scapital ratio on a stand-alone basis calculated as a percentage of capital accounts less certain fixed assets against amounts equivalent to market, counterparty credit and operations risks at March 31, 2013 has been restated from 315.8% to 315.9%.

United States of America

In the United States of America, MUAH and its banking subsidiary MUB, BTMU’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, MUAH and MUB must meet specific capital guidelines that involve quantitative measures of MUAH’s and MUB’s assets, liabilities, and certain off-balance sheet items as calculated under U.S. regulatory accounting practices. MUAH’s and MUB’s capital amounts and MUB’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require MUAH and MUB to maintain minimum ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

As a result of a recent regulatory communication, which clarified the treatment of certain off-balance sheet credit exposures included in risk-weighted assets, MUAH updated the methodologies applied to the calculation of its regulatory capital ratios. MUAH applied the new methodology beginning with the MUAH’s December 31, 2012 capital ratios. As a result, the Tier 1 risk-based capital ratio decreased from 12.44% to 11.91% and the Total risk-based capital ratio decreased from 13.93% to 13.34% at December 31, 2012. The methodologies applied to the computation of MUB’s capital ratios were not affected.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the tables below are calculated according to Basel I as MUAH and MUB do not meet the criteria in the new U.S. rules which would make adoption of the new Basel II rules mandatory. MUAH’s and the MUB’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2012:
Total capital (to risk-weighted assets)	$11,048	13.34%	$6,628	8.00%
Tier I capital (to risk-weighted assets)	9,864	11.91	3,314	4.00
Tier I capital (to quarterly average assets)(1)	9,864	11.18	3,531	4.00
At December 31, 2013:
Total capital (to risk-weighted assets)	$13,499	14.61%	$7,393	8.00%
Tier I capital (to risk-weighted assets)	11,471	12.41	3,696	4.00
Tier I capital (to quarterly average assets)(1)	11,471	11.27	4,073	4.00

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUB:
At December 31, 2012:
Total capital (to risk-weighted assets)	$10,362	13.17%	$6,294	8.00%	$7,867	10.00%
Tier I capital (to risk-weighted assets)	9,192	11.68	3,147	4.00	4,720	6.00
Tier I capital (to quarterly average assets)(1)	9,162	10.51	3,498	4.00	4,373	5.00
At December 31, 2013:
Total capital (to risk-weighted assets)	$12,990	14.91%	$6,970	8.00%	$8,713	10.00%
Tier I capital (to risk-weighted assets)	11,274	12.94	3,485	4.00	5,228	6.00
Tier I capital (to quarterly average assets)(1)	11,274	11.13	4,051	4.00	5,063	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2013, that MUAH and MUB met all capital adequacy requirements to which they are subject.

As of December 31, 2012 and 2013, the notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized MUB as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” MUB must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I leverage ratio of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed MUB’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥416,231	¥1,069,124	¥1,015,393
Income allocable to preferred shareholders:
Cash dividends paid	(17,940)	(17,940)	(17,940)
Changes in a foreign affiliated company’s interests in its subsidiary	—	—	(3,301)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	398,291	1,051,184	994,152

Effect of dilutive instruments:
Stock options and restricted stock units—Morgan Stanley	—	(336)	(1,875)
Convertible preferred stock—Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	(589)	—	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥397,702	¥1,050,848	¥992,277

	2012	2013	2014
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	14,140,136	14,148,060	14,158,698
Effect of dilutive instruments:
Convertible preferred stock	1	1	1
Stock options	16,683	21,019	21,381

Weighted average common shares for diluted computation	14,156,820	14,169,080	14,180,080

	2012	2013	2014
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥28.17	¥74.30	¥70.21

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥28.09	¥74.16	¥69.98

For the fiscal year ended March 31, 2012, stock options and restricted stock units issued by Morgan Stanley to purchase 57 million shares and convert into 21 million shares, respectively, could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share as they were antidilutive. All outstanding convertible preferred stock issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. were acquired by MUSHD and BTMU in December 2012 and converted into common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In computing the number of the potentially dilutive common shares for the fiscal years ended March 31, 2012, 2013 and 2014, Class 11 Preferred Stock has been based on the conversion price of ¥865.9 at March 31, 2012, 2013 and 2014.

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

The MUFG Group enters into interest rate swaps and other contracts primarily to manage the interest rate risk of its loans, investment securities and deposit liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MUFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by MUAH whose fiscal period ends on December 31.

Cash Flow Hedges

MUAH used interest rate swaps with a notional amount of ¥453.2 billion at December 31, 2013 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed loans. To the extent effective, payments received (or paid) under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. At December 31, 2013, the weighted average remaining life of the currently active cash flow hedges was approximately 4.02 years.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in earnings in the period in which they arise. At December 31, 2013, MUAH expects to reclassify approximately ¥6.7 billion of income from Accumulated OCI to net interest income during the year ending December 31, 2014. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to December 31, 2013.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2013 and 2014:

	Notional amounts(1)
	2013	2014
	(in trillions)
Interest rate contracts	¥956.6	¥962.5
Foreign exchange contracts	155.2	169.5
Equity contracts	3.0	3.1
Commodity contracts	2.2	2.5
Credit derivatives	6.6	7.1
Others	1.9	2.7

Total	¥1,125.5	¥1,147.4

Note:

(1)	Includes both written and purchased position.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives on the Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2013 and 2014:

	Fair value of derivative instruments
	March 31, 2013(1)(5)			March 31, 2014(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥11,214	¥2	¥11,216	¥8,616	¥1	¥8,617
Foreign exchange contracts	3,193	—	3,193	2,916	—	2,916
Equity contracts	104	—	104	149	—	149
Commodity contracts	73	—	73	69	—	69
Credit derivatives	62	—	62	57	—	57
Others(6)	—	—	—	2	—	2

Total derivative assets	¥14,646	¥2	¥14,648	¥11,809	¥1	¥11,810

Derivative liabilities:
Interest rate contracts	¥11,205	¥—	¥11,205	¥8,522	¥1	¥8,523
Foreign exchange contracts	3,429	—	3,429	2,999	—	2,999
Equity contracts	131	—	131	144	—	144
Commodity contracts	64	—	64	60	—	60
Credit derivatives	62	—	62	62	—	62
Others(6)	(24)	—	(24)	(23)	—	(23)

Total derivative liabilities	¥14,867	¥—	¥14,867	¥11,764	¥1	¥11,765

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUAH. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives and Hedged Items on the Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income by accounting designation for the fiscal years ended March 31, 2012, 2013 and 2014:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Fiscal year ended March 31, 2012:
Interest rate contracts	¥—	¥160	¥160
Foreign exchange contracts	(94)	—	(94)
Equity contracts	—	(47)	(47)
Commodity contracts	—	(1)	(1)
Credit derivatives	—	2	2
Others	(1)	(36)	(37)

Total	¥(95)	¥78	¥(17)

Fiscal year ended March 31, 2013:
Interest rate contracts	¥—	¥121	¥121
Foreign exchange contracts	(92)	—	(92)
Equity contracts	—	(138)	(138)
Commodity contracts	—	4	4
Credit derivatives	—	(11)	(11)
Others	(2)	(59)	(61)

Total	¥(94)	¥(83)	¥(177)

Fiscal year ended March 31, 2014:
Interest rate contracts	¥—	¥30	¥30
Foreign exchange contracts	(51)	—	(51)
Equity contracts	—	(105)	(105)
Commodity contracts	—	3	3
Credit derivatives	—	(6)	(6)
Others	(2)	(6)	(8)

Total	¥(53)	¥(84)	¥(137)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gains and losses for derivatives designated as cash flow hedges

	For the fiscal year ended March 31,
	2012	2013	2014
	(in billions)
Gains (losses) recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥—	¥7	¥3

Total	¥—	¥7	¥3

Gains (losses) reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥(1)	¥1	¥4

Total	¥(1)	¥1	¥4

Gains (losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
Interest rate contracts	¥—	¥—	¥—

Total	¥—	¥—	¥—

Note:

(1)	Included in Interest income.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Derivatives

The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of such credit derivatives primarily include single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these credit derivatives represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2013 and 2014:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2013:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥488,834	¥1,775,720	¥102,613	¥2,367,167	¥(8,863)
Non-investment grade	75,959	164,215	13,793	253,967	9,275
Not rated	10,807	4,024	—	14,831	(73)

Total	575,600	1,943,959	116,406	2,635,965	339

Index and basket credit default swaps held by BTMU:
Investment grade(2)	34,479	47,599	116,173	198,251	600
Non-investment grade	—	940	—	940	—

Total	34,479	48,539	116,173	199,191	600
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	7,680	367,814	9,000	384,494	(4,131)
Non-investment grade	7,203	2,284	—	9,487	(153)
Not rated	—	24,708	—	24,708	215

Total	14,883	394,806	9,000	418,689	(4,069)

Total index and basket credit default swaps sold	49,362	443,345	125,173	617,880	(3,469)

Total credit default swaps sold	¥624,962	¥2,387,304	¥241,579	¥3,253,845	¥(3,130)

Credit-linked notes(3)	¥7,500	¥1,505	¥4,517	¥13,522	¥(12,741)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2014:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥422,991	¥1,952,552	¥78,741	¥2,454,284	¥(30,634)
Non-investment grade	49,579	180,168	2,750	232,497	1,326
Not rated	1,132	4,221	—	5,353	(74)

Total	473,702	2,136,941	81,491	2,692,134	(29,382)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	940	83,816	166,629	251,385	(3,316)
Non-investment grade	—	—	—	—	—

Total	940	83,816	166,629	251,385	(3,316)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	122,837	339,606	1,000	463,443	(5,520)
Non-investment grade	—	7,407	—	7,407	(779)
Not rated	—	51,527	—	51,527	(487)

Total	122,837	398,540	1,000	522,377	(6,786)

Total index and basket credit default swaps sold	123,777	482,356	167,629	773,762	(10,102)

Total credit default swaps sold	¥597,479	¥2,619,297	¥249,120	¥3,465,896	¥(39,484)

Credit-linked notes(3)	¥—	¥—	¥4,546	¥4,546	¥(4,368)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Fair value amounts shown represent the fair value of the hybrid instruments.

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a premium to the MUFG Group and is protected for the period of the credit default swap. As the seller of protection, the MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily those provided by Moody’s and Standard & Poor’s (“S&P”), of the underlying reference entity of the credit default swaps are disclosed.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit-linked notes (“CLNs”)—The MUFG Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuers of the notes. If there is a credit event of the reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the MUFG Group. As part of its financing activities, MUSHD and other securities subsidiaries in Japan and overseas issue CLNs.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥3 billion and ¥2,779 billion, respectively, at March 31, 2013, and approximately ¥35 billion and ¥3,048 billion, respectively, at March 31, 2014.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2013 and 2014 was approximately ¥3.6 trillion and ¥2.5 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥579 billion and ¥253 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥116 billion and ¥23 billion, respectively, as of March 31, 2013 and ¥125 billion and ¥43 billion, respectively, as of March 31, 2014.

24.	OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2013 and 2014. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes guarantees of ¥160.7 billion and ¥183.7 billion at March 31, 2013 and 2014, respectively, which are syndicated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2013:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥3,849	¥2,101	¥1,094	¥654
Performance guarantees	2,214	1,509	627	78
Derivative instruments(1)	144,471	99,846	35,784	8,841
Liabilities of trust accounts	4,839	3,969	300	570

Total	¥155,373	¥107,425	¥37,805	¥10,143

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2014:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥3,774	¥2,082	¥1,116	¥576
Performance guarantees	2,571	1,766	727	78
Derivative instruments(1)	68,811	33,281	26,432	9,098
Liabilities of trust accounts	7,751	6,580	343	828

Total	¥82,907	¥43,709	¥28,618	¥10,580

Note:

(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

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

Performance guarantees are contracts that contingently require the MUFG Group to make payments to the guaranteed party based on another party’s failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in the guidance on guarantees, the MUFG Group tracks whether the counterparties are actually exposed to losses that will result

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2013 and 2014 are excluded from this presentation, as they are disclosed in Note 23.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are the certain agreements with trust creditors that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors limits the trustee’s responsibility to the trust account assets. At March 31, 2013 and 2014, there were liabilities of ¥4,839 billion and ¥7,751 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Carrying Amount

At March 31, 2013 and 2014, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,695,799 million and ¥1,441,092 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,645,258 million and ¥1,396,178 million as of March 31, 2013 and 2014, respectively. Credit derivatives sold by the MUFG Group at March 31, 2013 and 2014 are excluded from this presentation, as they are disclosed in Note 23. In addition, Other liabilities also include an allowance for off-balance sheet instruments of ¥27,721 million and ¥35,457 million at March 31, 2013 and 2014, respectively, related to these transactions.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2013 and 2014. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2013:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,849	¥3,540	¥182	¥11	¥116
Performance guarantees	2,214	2,152	43	2	17

Total	¥6,063	¥5,692	¥225	¥13	¥133

		Amount by borrower grade
At March 31, 2014:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,774	¥3,500	¥171	¥9	¥94
Performance guarantees	2,571	2,493	53	8	17

Total	¥6,345	¥5,993	¥224	¥17	¥111

Notes:

(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2014, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the securities lent.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2014, approximately 68% of these commitments will expire within one year, 30% from one year to five years and 2% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2013 and 2014:

	2013	2014
	(in billions)
Commitments to extend credit	¥66,702	¥72,240
Commercial letters of credit	706	855
Commitments to make investments	94	81
Other	—	21

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

Commercial letters of credit, generally used for trade transactions, are typically secured by the underlying goods. The MUFG Group continually monitors the type and amount of collateral and other securities, and requires counterparties to provide additional collateral or guarantors as necessary.

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

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2013 and 2014:

Consolidated VIEs	Consolidated assets
At March 31, 2013:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,641,295	¥25,520	¥72,968	¥966	¥601,444	¥4,927,509	¥12,888
Investment funds	2,567,049	47,176	18,113	2,322,430	8,643	173	170,514
Special purpose entities created for structured financing	175,627	1,427	2,188	—	—	156,903	15,109
Repackaged instruments	56,902	—	—	54,154	—	2,748	—
Securitization of the MUFG Group’s assets	1,756,940	—	—	—	—	1,720,066	36,874
Trust arrangements	1,006,961	—	3,601	277	91,707	909,146	2,230
Others	100,013	295	681	—	85	64,948	34,004

Total consolidated assets before elimination	11,304,787	74,418	97,551	2,377,827	701,879	7,781,493	271,619
The amounts eliminated in consolidation	(1,127,690)	(71,726)	(71,464)	(1,237)	(6)	(966,616)	(16,641)

Total consolidated assets	¥10,177,097	¥2,692	¥26,087	¥2,376,590	¥701,873	¥6,814,877	¥254,978

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,645,471	¥—	¥4,868,648	¥330,171	¥446,652
Investment funds	232,533	—	1,348	12,246	218,939
Special purpose entities created for structured financing	173,928	—	5,241	166,810	1,877
Repackaged instruments	57,452	—	—	56,236	1,216
Securitization of the MUFG Group’s assets	1,741,837	—	25,000	1,715,823	1,014
Trust arrangements	1,003,916	1,001,815	—	—	2,101
Others	99,505	—	64,216	35,143	146

Total consolidated liabilities before elimination	8,954,642	1,001,815	4,964,453	2,316,429	671,945
The amounts eliminated in consolidation	(4,251,981)	—	(3,078,982)	(1,146,963)	(26,036)
The amount of liabilities with recourse to the general credit of MUFG Group	(3,117,515)	(1,001,815)	(1,845,698)	(2,772)	(267,230)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥1,585,146	¥—	¥39,773	¥1,166,694	¥378,679

Consolidated VIEs	Consolidated assets
At March 31, 2014:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,202,924	¥30,484	¥117,116	¥1,783	¥762,103	¥5,277,749	¥13,689
Investment funds	2,433,575	46,198	36,076	2,190,419	10,270	—	150,612
Special purpose entities created for structured financing	257,874	1,840	2,794	—	—	236,115	17,125
Repackaged instruments	29,296	—	—	29,296	—	—	—
Securitization of the MUFG Group’s assets	1,473,901	—	—	—	—	1,439,002	34,899
Trust arrangements	1,325,602	—	1,528	139	95,339	1,226,221	2,375
Others	84,882	342	680	—	73	48,914	34,873

Total consolidated assets before elimination	11,808,054	78,864	158,194	2,221,637	867,785	8,228,001	253,573
The amounts eliminated in consolidation	(1,428,412)	(75,697)	(125,036)	(1,883)	(6)	(1,208,348)	(17,442)

Total consolidated assets	¥10,379,642	¥3,167	¥33,158	¥2,219,754	¥867,779	¥7,019,653	¥236,131

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,227,784	¥—	¥5,239,304	¥467,005	¥521,475
Investment funds	87,702	—	—	422	87,280
Special purpose entities created for structured financing	174,055	—	1,993	169,231	2,831
Repackaged instruments	29,181	—	—	29,000	181
Securitization of the MUFG Group’s assets	1,452,857	—	23,800	1,428,202	855
Trust arrangements	1,322,103	1,320,209	—	—	1,894
Others	84,527	—	48,368	36,025	134

Total consolidated liabilities before elimination	9,378,209	1,320,209	5,313,465	2,129,885	614,650
The amounts eliminated in consolidation	(4,196,910)	—	(2,988,582)	(1,163,047)	(45,281)
The amount of liabilities with recourse to the general credit of MUFG Group	(3,910,836)	(1,320,209)	(2,280,662)	—	(309,965)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥1,270,463	¥—	¥44,221	¥966,838	¥259,404

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs of which they are creditors or beneficial interest holders, and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity.

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2013 and 2014:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2013:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥12,926,458	¥3,072,591	¥2,256,903	¥3,384	¥363,521	¥1,889,998	¥—	¥—	¥—
Investment funds	25,517,222	744,935	634,662	168,580	149,036	317,046	—	1,186	1,186
Special purpose entities created for structured financing	20,978,132	3,048,178	2,346,557	136,118	85,254	2,124,202	983	466	466
Repackaged instruments	13,097,513	1,638,067	1,546,726	106,661	1,181,828	258,237	—	—	—
Trust arrangements	14,866	13,589	12,740	—	—	12,740	—	5,739	5,739
Others	29,381,902	2,174,939	1,714,409	66,563	286,937	1,353,826	7,083	99	99

Total	¥101,916,093	¥10,692,299	¥8,511,997	¥481,306	¥2,066,576	¥5,956,049	¥8,066	¥7,490	¥7,490

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2014:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥16,114,320	¥3,826,653	¥2,879,545	¥1,851	¥512,835	¥2,364,858	¥1	¥217	¥217
Investment funds	24,216,292	844,762	735,423	100,099	300,295	326,860	8,169	—	—
Special purpose entities created for structured financing	27,811,920	3,305,869	2,586,162	138,023	84,964	2,361,243	1,932	1,788	1,788
Repackaged instruments	9,106,418	2,132,268	2,034,180	202,209	1,536,859	295,112	—	—	—
Trust arrangements	26,795	23,680	22,940	—	—	22,940	—	5,471	5,471
Others	50,444,297	2,720,245	2,113,300	129,020	100,000	1,884,280	—	125	125

Total	¥127,720,042	¥12,853,477	¥10,371,550	¥571,202	¥2,534,953	¥7,255,293	¥10,102	¥7,601	¥7,601

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The MUFG Group participates in these partnerships as a general partner or limited partner. While the MUFG Group’s share in partnership interests is generally limited, in certain cases, the MUFG Group provides most of the financing to the partnership. The MUFG Group consolidates these funds as the primary beneficiary because it absorbs a majority of the expected losses or receives a majority of the expected residual returns.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Other Investment Funds

The MUFG Group’s investments in VIEs through MUAH primarily consist of equity investments in low income housing credit (“LIHC”) structures, designed to generate a return primarily through the realization of federal tax credits. MUAH considers itself as the primary beneficiary of certain types of LIHC investments.

LIHC Unguaranteed Syndicated Investment Funds

MUAH creates the investment funds, serves as the managing investor member, and sells limited investor member interests to third parties. MUAH receives benefits through income from the structuring of these funds, servicing fees for managing the funds and, as an investor member, tax benefits and tax credits to reduce the MUAH tax liability. MUAH considers itself to be the primary beneficiary and consolidated them upon adoption of the current guidance because, as a sponsor and managing member of the funds, it has the power to direct activities that most significantly impact the funds’ economic performance and also has the obligation to absorb losses of the funds that could potentially be significant to the funds.

LIHC Guaranteed Syndicated Investment Funds

MUAH also forms limited liability companies, which in turn invest in LIHC operating partnerships, to create LIHC guaranteed syndicated investment funds. Interests in these funds are sold to third parties who pay a premium for a guaranteed return. MUAH earns structuring fees from the sale of these funds and asset management fees. MUAH serves as the funds’ sponsor and non-member asset manager, and also guarantees a minimum rate of return throughout the investment term, therefore, it directs the activities that most significantly impact the funds’ economic performance and also has an obligation to absorb losses pertaining to its minimum rate of return guarantee to investors. Therefore, the MUFG Group is considered as the primary beneficiary of these funds and consolidates them.

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including, among others, commercial vessels, passenger and cargo aircraft, and production equipment for the purpose of leasing

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

The MUFG Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments, such as CDOs and synthetic CDOs. These special purpose entities are considered as VIEs because the holders of the equity investment at risk do not have the power to direct the activities that most significantly impact the economic performance. These special purpose entities are generally arranged and managed by parties that are not related to the MUFG Group. The MUFG Group’s involvement with the entities arranged and managed by third parties is for investment purposes. In these cases, the MUFG Group participates as one of many other investors and the MUFG Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance, and thus is not considered as the primary beneficiary of these entities and does not consolidate these entities.

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

Securitization of the MUFG Group’s Assets

The MUFG Group establishes entities to securitize its own financial assets that include, among others, corporate and retail loans and lease receivables. The entities used for securitization, which typically take the form of a special purpose company or a trust, are established by the MUFG Group and, in most cases, issue senior and subordinate interests or financing. After securitization, the MUFG Group typically continues to service securitized assets as a servicer. The MUFG Group may also retain subordinate interests or financing or other interests. The MUFG Group is considered as the primary beneficiary and consolidates the entities used for

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securitization since it has the obligation to absorb losses through subordinate interests, and also has the power for determining and implementing of policies as servicer that give it the ability to manage the entities’ assets that become delinquent or are in default in order to improve the economic performance of the entities.

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

26.	COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2014 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2015	¥7,640	¥85,660
2016	4,561	71,855
2017	3,271	63,872
2018	1,640	59,021
2019	893	53,614
2020 and thereafter	4,642	390,208

Total minimum lease payments	22,647	¥724,230	(1)

Amount representing interest	(2,528)

Present value of minimum lease payments	¥20,119

Note:

(1)	One of MUFG’s subsidiaries has entered into non-cancelable operating lease agreements which will commence in April, 2016. The total minimum lease payments of ¥30,247 million under these commitments have been included in the above.

Total rental expense for the fiscal years ended March 31, 2012, 2013 and 2014 was ¥97,105 million, ¥99,817 million and ¥103,754 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Money Lending Business Act which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal). Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Act. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Act so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Act. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Act.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥77,640 million and ¥54,068 million as of March 31, 2013 and 2014, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2012, 2013 and 2014, an MUFG’s equity method investee had a negative impact of ¥19,326 million, ¥17,014 million and ¥18,014 million, respectively, on Equity in earnings (losses) of equity method investees—net in the accompanying consolidated statements of income.

Litigation

The MUFG Group is subject to various litigation matters. Based upon the current knowledge and the results of consultation with counsel, liabilities for losses from litigation matters are recorded when they are determined to be both probable in their occurrences and can be reasonably estimated. Management believes that the eventual outcome of such litigation matters will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.	FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
	(in millions)
Trust fees	¥95,037	¥92,525	¥105,721
Fees on funds transfer and service charges for collections	139,840	137,338	139,974
Fees and commissions on international business	57,688	58,905	68,273
Fees and commissions on credit card business	149,946	149,671	157,227
Service charges on deposits	18,216	16,727	20,451
Fees and commissions on securities business	128,436	155,983	221,791
Fees on real estate business	23,610	28,041	34,715
Insurance commissions	33,686	33,472	39,669
Fees and commissions on stock transfer agency services	49,283	49,137	49,394
Guarantee fees	58,393	55,427	52,634
Fees on investment funds business	126,601	130,006	155,572
Other fees and commissions	219,227	253,642	248,695

Total	¥1,099,963	¥1,160,874	¥1,294,116

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net trading gains (losses) for the fiscal years ended March 31, 2012, 2013 and 2014 were comprised of the following:

	2012	2013	2014
	(in millions)
Interest rate and other derivative contracts	¥77,698	¥(82,684)	¥(84,408)
Trading account securities, excluding derivatives	589,587	652,960	50,522

Trading account profits (losses)—net	667,285	570,276	(33,886)
Foreign exchange derivative contracts(1)	(94,853)	(94,223)	(52,737)

Net trading gains (losses)	¥572,432	¥476,053	¥(86,623)

Note:

(1)	Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of income. Foreign exchange gains (losses)—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

For further information on the methodologies and assumptions used to estimate fair value, see Note 31, which also shows fair values of trading account securities by major category. Note 23 discloses further information regarding the derivative-related impact on Trading account profits (losses)—net by major category.

29.	BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.

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

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUB), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. MUB is one of the largest commercial banks in California by both total assets and total deposits. MUB provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. MUB’s parent company is MUAH, which is a bank holding company in the United States.

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

Effective April 1, 2013 and October 1, 2013, in order to further streamline and integrate managerial accounting methodologies on a group-wide basis, the MUFG Group made modifications to such methodologies, which mainly affected the Integrated Retail Banking Business Group and the Corporate Banking Business Group. These modifications had no impact on total operating profit for the fiscal years ended March 31, 2012 and 2013, but affected net revenue and operating expenses allocations among segments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2012, 2013 and 2014, respectively:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than MUAH	MUAH	Total
	(in billions)
Fiscal year ended March 31, 2012:
Net revenue:	¥1,227.1	¥870.7	¥140.1	¥364.6	¥252.0	¥616.6	¥727.9	¥(1.3)	¥3,581.1
BTMU and MUTB:	583.0	778.2	55.7	286.1	—	286.1	645.8	0.6	2,349.4
Net interest income	467.7	402.8	—	128.2	—	128.2	309.0	39.6	1,347.3
Net fees	105.6	303.1	55.7	122.6	—	122.6	(16.4)	(27.3)	543.3
Other	9.7	72.3	—	35.3	—	35.3	353.2	(11.7)	458.8
Other than BTMU and MUTB(1)	644.1	92.5	84.4	78.5	252.0	330.5	82.1	(1.9)	1,231.7
Operating expenses	915.8	440.5	87.3	196.5	173.0	369.5	128.1	161.4	2,102.6

Operating profit (loss)	¥311.3	¥430.2	¥52.8	¥168.1	¥79.0	¥247.1	¥599.8	¥(162.7)	¥1,478.5

Fiscal year ended March 31, 2013:
Net revenue:	¥1,207.8	¥864.0	¥138.8	¥465.4	¥288.5	¥753.9	¥763.0	¥(10.8)	¥3,716.7
BTMU and MUTB:	561.5	767.9	55.4	358.4	—	358.4	655.7	(8.6)	2,390.3
Net interest income	428.1	382.2	—	181.5	—	181.5	262.1	64.1	1,318.0
Net fees	124.8	312.6	55.4	141.6	—	141.6	(19.2)	(32.8)	582.4
Other	8.6	73.1	—	35.3	—	35.3	412.8	(39.9)	489.9
Other than BTMU and MUTB(1)	646.3	96.1	83.4	107.0	288.5	395.5	107.3	(2.2)	1,326.4
Operating expenses	917.3	434.4	88.3	246.8	205.4	452.2	142.5	174.4	2,209.1

Operating profit (loss)	¥290.5	¥429.6	¥50.5	¥218.6	¥83.1	¥301.7	¥620.5	¥(185.2)	¥1,507.6

Fiscal year ended March 31, 2014:
Net revenue:	¥1,290.6	¥924.5	¥159.2	¥567.9	¥375.9	¥943.8	¥568.6	¥(13.6)	¥3,873.1
BTMU and MUTB:	569.9	801.0	65.5	443.1	—	443.1	411.6	(4.4)	2,286.7
Net interest income	398.1	374.8	—	235.8	—	235.8	219.5	79.6	1,307.8
Net fees	163.5	337.5	65.5	164.7	—	164.7	(23.1)	(62.0)	646.1
Other	8.3	88.7	—	42.6	—	42.6	215.2	(22.0)	332.8
Other than BTMU and MUTB(1)	720.7	123.5	93.7	124.8	375.9	500.7	157.0	(9.2)	1,586.4
Operating expenses	961.9	438.4	94.4	299.5	266.9	566.4	176.5	172.4	2,410.0

Operating profit (loss)	¥328.7	¥486.1	¥64.8	¥268.4	¥109.0	¥377.4	¥392.1	¥(186.0)	¥1,463.1

Note:
(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2012, 2013 and 2014 above to income before income tax expense shown on the accompanying consolidated statements of income is as follows:

	2012	2013	2014
	(in billions)
Operating profit:	¥1,479	¥1,508	¥1,463
Credit (provision) for credit losses	(224)	(145)	106
Trading account profits (losses)—net	372	285	(394)
Equity investment securities gains (losses)—net	(95)	(22)	170
Debt investment securities losses—net	(153)	(153)	(6)
Foreign exchange gains (losses)—net	21	(53)	(48)
Equity in earnings (losses) of equity method investees—net	(499)	60	111
Impairment of goodwill	—	—	(8)
Impairment of intangible assets	(31)	(3)	—
Other—net	(20)	(61)	26

Income before income tax expense	¥850	¥1,416	¥1,420

30.	FOREIGN ACTIVITIES

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2012, 2013 and 2014, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2012:
Total revenue(2)(4)	¥2,936,875	¥192,775	¥290,482	¥450,651	¥165,749	¥4,036,532
Total expense(3)	2,438,729	284,557	151,077	223,253	88,974	3,186,590
Income (loss) before income tax expense (benefit)	498,146	(91,782)	139,405	227,398	76,775	849,942
Net income (loss) attributable to Mitsubishi UFJ Financial Group	163,334	(119,829)	113,593	192,753	66,380	416,231
Total assets at end of fiscal year	148,702,461	28,457,027	18,620,484	12,410,540	7,012,002	215,202,514
Fiscal year ended March 31, 2013:
Total revenue(2)	¥3,016,008	¥426,377	¥256,495	¥585,474	¥211,076	¥4,495,430
Total expense(3)	2,248,856	327,565	160,061	268,349	74,728	3,079,559
Income before income tax expense	767,152	98,812	96,434	317,125	136,348	1,415,871
Net income attributable to Mitsubishi UFJ Financial Group	499,125	95,565	78,442	274,951	121,041	1,069,124
Total assets at end of fiscal year	151,999,696	30,730,705	23,224,502	15,938,673	8,665,700	230,559,276
Fiscal year ended March 31, 2014:
Total revenue(2)	¥3,110,050	¥218,953	¥155,022	¥569,018	¥290,321	¥4,343,364
Total expense(3)	1,952,250	426,084	143,417	315,203	85,967	2,922,921
Income (loss) before income tax expense (benefit)	1,157,800	(207,131)	11,605	253,815	204,354	1,420,443
Net income (loss) attributable to Mitsubishi UFJ Financial Group	859,846	(131,566)	6,484	149,417	131,212	1,015,393
Total assets at end of fiscal year	158,809,701	40,625,000	22,352,446	22,312,805	9,561,125	253,661,077

Notes:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.
(4)	For the fiscal year ended March 31, 2012, Total revenue of United States of America includes an other-than-temporary impairment loss of Morgan Stanley’s common stock. See Note 2 for further details of an other-than-temporary impairment loss of Morgan Stanley’s common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2013 and 2014:

	2013	2014
	(in millions)
Cash and due from banks	¥676,833	¥804,617
Interest-earning deposits in other banks	3,830,923	9,020,949

Total	¥4,507,756	¥9,825,566

Trading account assets	¥28,450,804	¥28,319,251

Investment securities	¥6,960,616	¥4,749,265

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥29,174,592	¥39,763,643

Deposits	¥29,317,297	¥40,648,813

Funds borrowed:
Call money, funds purchased	¥254,796	¥201,606
Payables under repurchase agreements	6,857,970	8,995,939
Payables under securities lending transactions	77,428	96,202
Other short-term borrowings	2,531,308	3,698,004
Long-term debt	2,847,585	3,376,761

Total	¥12,569,087	¥16,368,512

Trading account liabilities	¥7,012,658	¥5,876,702

31.	FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance on fair value measurements also specifies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable inputs, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is specified by the guidance:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•	Level 2—Observable inputs other than Level 1 prices for substantially the full term of the instruments, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; other inputs that are observable; or market-corroborated inputs.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

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

Interest-earning Deposits in Other Banks

Cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation techniques are readily observable, these deposits are classified in Level 2 of the fair value hierarchy.

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

When quoted prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted prices of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Such securities include certain commercial paper, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial paper, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on the yield curve estimated from market interest rates appropriate to the securities. Commercial paper is generally classified in Level 2 of the fair value hierarchy. For corporate bonds, the MUFG Group estimates fair value by using internal valuation techniques. Key inputs to the internal valuation techniques include estimated cash flows based on the terms of the contracts, yield curves based on market interest rates and volatilities. Corporate bonds which are valued using internal valuation techniques are generally classified in Level 2 of the fair value hierarchy. If any such key inputs are unobservable, they are classified in Level 3 of the fair value hierarchy. Certain investments in funds valued at net assets value are classified in Level 2 if they can be redeemed at their net asset value at the measurement date.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When there is less liquidity for securities or significant inputs used in the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. The fair value of CLOs is measured by weighting the estimated fair value amounts from internal valuation techniques and the non-binding quotes from the independent broker-dealers. The weight of the quotes from independent broker-dealer is determined based on the result of inquiries with the broker-dealers to understand their basis of fair value calculation with consideration given to transaction volume. Key inputs to the internal valuation techniques include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX (which is an index of loan credit default swaps), repayment rates and discount rates reflecting liquidity premiums based on historical market data.

Trading Account Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the fair value hierarchy. Examples of Level 1 derivatives include stock futures index and interest rate futures. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using valuation techniques as there are no quoted prices for such derivatives. The valuation techniques and inputs vary depending on the types and contractual terms of the derivatives. The principal valuation techniques used to value derivatives include discounted cash flows, the Black-Scholes model and the Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are generally readily observable in an active market. Derivatives valued using such valuation techniques and inputs are generally classified in Level 2 of the fair value hierarchy. Examples of such Level 2 derivatives include plain-vanilla interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued using valuation techniques with significant unobservable inputs are classified in Level 3 of the fair value hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available-for-sale debt and equity securities, whose fair values are measured using the same valuation techniques as the trading account securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow method using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers is reflected in the future cash flows being discounted by the interest rates applicable to the maturity of the bonds. The private placement bonds are generally utilized to finance medium or small size non-public companies. These bonds are classified in either Level 2 or Level 3 of the fair value hierarchy, depending on the significance of the adjustments for unobservable input of credit worthiness. Investment securities also include investments in nonmarketable equity securities which are subject to specialized industry accounting principles. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted prices, lack of liquidity and the long term nature of these investments. Further, there may be restriction on transfers of nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts such valuations, considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of the investee company. Nonmarketable equity securities are included in Level 3 of the fair value hierarchy.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Assets

Other assets measured at fair value mainly consist of securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments. The securities received as collateral under lending transactions mainly consist of certain Japanese and foreign government bonds which are valued using the valuation techniques previously described in the section entitled “Trading Accounts Assets and Liabilities—Trading Account Securities” above.

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

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under securities lending transactions are measured at the fair values of the securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the valuation techniques described in the “Trading Account Assets and Liabilities—Trading Account Securities” above.

Other Short-term Borrowings and Long-term Debt

Certain short-term borrowings and long-term debt are measured at fair value due to the election of the fair value option. The fair value of these instruments are measured principally based on the discounted cash flows. Where the inputs into the valuation techniques are mainly based on observable inputs, these instruments are classified in Level 2 of the fair value hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the fair value hierarchy.

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

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the fair value hierarchy when recent prices of such instruments are unobservable or traded in inactive or less active markets. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2013 and 2014:

	March 31, 2013
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥15,613,802	¥9,935,591	¥631,113	¥26,180,506
Debt securities
Japanese national government and Japanese government agency bonds	4,420,457	182,098	—	4,602,555
Japanese prefectural and municipal bonds	—	129,974	—	129,974
Foreign governments and official institutions bonds	9,983,023	2,144,396	96,255	12,223,674
Corporate bonds	—	2,729,892	77,089	2,806,981
Residential mortgage-backed securities	—	3,220,036	9,881	3,229,917
Asset-backed securities	—	80,447	396,071	476,518
Other debt securities	—	11,597	29,526	41,123
Commercial paper	—	1,129,508	—	1,129,508
Equity securities(2)	1,210,322	307,643	22,291	1,540,256
Trading derivative assets	52,242	14,520,461	73,175	14,645,878
Interest rate contracts	6,770	11,175,763	31,794	11,214,327
Foreign exchange contracts	511	3,171,002	21,131	3,192,644
Equity contracts	34,062	53,874	15,735	103,671
Commodity contracts	10,899	59,075	3,628	73,602
Credit derivatives	—	60,747	887	61,634
Investment securities:
Securities available-for-sale	52,347,228	6,024,714	472,127	58,844,069
Debt securities
Japanese national government and Japanese government agency bonds	48,069,738	1,410,216	—	49,479,954
Japanese prefectural and municipal bonds	—	217,075	—	217,075
Foreign governments and official institutions bonds	319,176	248,398	148,722	716,296
Corporate bonds	—	1,830,100	92,846	1,922,946
Residential mortgage-backed securities	—	1,202,128	21,492	1,223,620
Commercial mortgage-backed securities	—	269,343	39	269,382
Asset-backed securities	—	708,428	102,250	810,678
Other debt securities	—	—	106,714	106,714
Marketable equity securities	3,958,314	139,026	64	4,097,404
Other investment securities	—	1,105	24,795	25,900
Others(3)(4)	455,012	134,569	8,418	597,999

Total	¥68,468,284	¥30,616,440	¥1,209,628	¥100,294,352

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥72,756	¥6,057	¥—	¥78,813
Trading derivative liabilities	124,431	14,672,597	93,641	14,890,669
Interest rate contracts	43,946	11,126,837	34,044	11,204,827
Foreign exchange contracts	274	3,390,222	37,937	3,428,433
Equity contracts	67,551	49,312	14,354	131,217
Commodity contracts	12,660	46,753	4,432	63,845
Credit derivatives	—	59,473	2,874	62,347
Obligation to return securities received as collateral	2,887,425	147,122	—	3,034,547
Others(5)	—	431,773	121,932	553,705

Total	¥3,084,612	¥15,257,549	¥215,573	¥18,557,734

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2014
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥20,102,994	¥8,075,408	¥658,917	¥28,837,319
Debt securities
Japanese national government and Japanese government agency bonds	5,688,374	235,944	—	5,924,318
Japanese prefectural and municipal bonds	—	89,017	—	89,017
Foreign governments and official institutions bonds	13,133,023	1,784,478	15,450	14,932,951
Corporate bonds	—	3,160,057	132,518	3,292,575
Residential mortgage-backed securities	—	1,483,547	11,601	1,495,148
Asset-backed securities	—	215,686	439,664	655,350
Other debt securities	—	20,285	32,565	52,850
Commercial paper	—	794,868	—	794,868
Equity securities(2)	1,281,597	291,526	27,119	1,600,242
Trading derivative assets	90,740	11,640,992	77,224	11,808,956
Interest rate contracts	22,677	8,565,213	28,202	8,616,092
Foreign exchange contracts	507	2,909,201	6,471	2,916,179
Equity contracts	50,425	65,827	32,434	148,686
Commodity contracts	17,131	43,826	10,102	71,059
Credit derivatives	—	56,925	15	56,940
Investment securities:
Securities available for sale	45,302,514	6,038,450	544,688	51,885,652
Debt securities
Japanese national government and Japanese government agency bonds	39,852,612	1,736,397	—	41,589,009
Japanese prefectural and municipal bonds	—	203,131	—	203,131
Foreign governments and official institutions bonds	794,822	324,952	151,647	1,271,421
Corporate bonds	—	1,485,280	75,849	1,561,129
Residential mortgage-backed securities	—	961,337	19,258	980,595
Commercial mortgage-backed securities	—	197,034	3,112	200,146
Asset-backed securities	—	948,168	109,876	1,058,044
Other debt securities	—	—	184,946	184,946
Marketable equity securities	4,655,080	182,151	—	4,837,231
Other investment securities	—	—	26,201	26,201
Others(3)(4)	489,356	28,169	5,598	523,123

Total	¥65,985,604	¥25,783,019	¥1,312,628	¥93,081,251

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥189,524	¥4,719	¥—	¥194,243
Trading derivative liabilities	108,059	11,611,316	68,360	11,787,735
Interest rate contracts	25,293	8,481,947	14,526	8,521,766
Foreign exchange contracts	3,997	2,981,272	13,509	2,998,778
Equity contracts	57,464	57,892	28,239	143,595
Commodity contracts	21,305	30,029	10,724	62,058
Credit derivatives	—	60,176	1,362	61,538
Obligation to return securities received as collateral	3,914,441	57,013	—	3,971,454
Others(5)	—	612,124	92,867	704,991

Total	¥4,212,024	¥12,285,172	¥161,227	¥16,658,423

Notes:

(1)	Includes securities measured under the fair value option.
(2)	Includes investments valued at net asset value of ¥38,959 million and ¥28,922 million at March 31, 2013 and 2014, respectively. The unfunded commitments related to these investments at March 31, 2013 and 2014 were ¥8,644 million and ¥11,373 million, respectively. These investments were mainly hedge funds.
(3)	Mainly comprised of securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments.
(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2013 were ¥4,276 million, ¥3,189 million and ¥2,943 million, respectively, and those at March 31, 2014 were ¥1,669 million, ¥1,232 million and ¥2,441 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2013 were nil, ¥1,221 million and ¥2,028 million, respectively, and those at March 31, 2014 were nil, ¥104 million and ¥1,871 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers Between Level 1 and Level 2

During the fiscal years ended March 31, 2013 and 2014, the transfers between Level 1 and Level 2 were as follows:

	Fiscal years ended March 31,
	2013		2014
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Japanese national government and Japanese government agency bonds	¥—	¥10,717	¥7,420	¥—
Foreign governments and official institutions bonds	—	1,289	—	—
Residential mortgage-backed securities	3,247,522	—	—	—
Equity securities	5,308	—	13,762	—
Investment securities:
Securities available-for-sale
Debt securities
Foreign governments and official institutions bonds	413,515	—	—	—
Marketable equity securities	19,026	13,737	19,011	13,252

Note:

(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the first-half or the second-half of the fiscal year.

In general, the transfers from Level 1 into Level 2 represented securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were not available at the end of the period. The transfers from Level 2 into Level 1 represented securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period. For the first-half of the fiscal year ended March 31, 2013, certain residential mortgage-backed securities which are accounted for as trading securities were transferred from Level 1 to Level 2 based on an analysis of the then-current market activity. In addition, a certain subsidiary, based on its analysis, transferred its U.S. government sponsored agency securities, which are accounted for as Securities available-for-sale, from Level 1 to Level 2.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2013 and 2014. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (that is, inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2012	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)	Transfers out of Level 3(5)		March 31, 2013	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2013
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,076,657	¥77,239	(2)	¥—	¥518,698	¥—	¥(360,580)	¥(378,767)	¥49,521	¥(351,655)		¥631,113	¥64,764	(2)
Debt securities
Foreign governments and official institutions bonds	149,731	19,142		—	179,907	—	(205,581)	(24,043)	23,202	(46,103)		96,255	11,831
Corporate bonds	501,895	3,354		—	55,147	—	(2,089)	(223,088)	26,315 (6)	(284,445	)(6)(7)	77,089	5,206
Residential mortgage-backed securities	10,124	1,677		—	12,050	—	(12,042)	(1,928)	—	—		9,881	1,599
Asset-backed securities	395,198	44,365		—	239,598	—	(132,275)	(129,708)	—	(21,107)		396,071	41,748
Other debt securities	—	4,358		—	25,168	—	—	—	—	—		29,526	4,358
Equity securities	19,709	4,343		—	6,828	—	(8,593)	—	4	—		22,291	22
Trading derivatives—net	(27,458)	20,344	(2)	(5,408)	1,379	(2,775)	—	(24,964)	29,392	(10,976)		(20,466)	17,466	(2)
Interest rate contracts—net	(44,904)	42,457		233	2	(4)	—	(8,468)	8,431	3		(2,250)	38,552
Foreign exchange contracts—net	23,907	(28,164)		(5,517)	448	(1,852)	—	(16,150)	21,644	(11,122)		(16,806)	(27,532)
Equity contracts—net	(7,019)	9,275		10	444	(434)	—	(833)	(62)	—		1,381	9,449
Commodity contracts—net	162	(438)		(19)	485	(485)	—	(52)	(600)	143		(804)	(140)
Credit derivatives—net	396	(2,786)		(115)	—	—	—	539	(21)	—		(1,987)	(2,863)
Investment securities:
Securities available-for-sale	1,673,387	3,218	(3)	16,083	230,505	—	(14,809)	(211,058)	113,491	(1,338,690)		472,127	(4,380	)(3)
Debt securities
Foreign governments and official institutions bonds	130,720	—		2,582	23,158	—	(31)	(7,707)	—	—		148,722	—
Corporate bonds	1,460,489	1,629		(1,855)	11,465	—	(12,843)	(140,840)	113,491 (6)	(1,338,690	)(6)(7)	92,846	(4,370)
Residential mortgage-backed securities	22,351	(27)		100	4,500	—	—	(5,432)	—	—		21,492	(1)
Commercial mortgage-backed securities	3,802	1,090		(126)	—	—	(1,855)	(2,872)	—	—		39	—
Asset-backed securities	54,947	606		8,400	85,469	—	—	(47,172)	—	—		102,250	30
Other debt securities	964	(84)		6,980	105,889	—	—	(7,035)	—	—		106,714	(43)
Marketable equity securities	114	4		2	24	—	(80)	—	—	—		64	4
Other investment securities	32,321	(505	)(4)	—	875	—	(3,092)	(16)	—	(4,788)		24,795	(618	)(4)
Others	10,368	(597	)(4)	—	637	—	(1,990)	—	—	—		8,418	129	(4)

Total	¥2,765,275	¥99,699		¥10,675	¥752,094	¥(2,775)	¥(380,471)	¥(614,805)	¥192,404	¥(1,706,109)		¥1,115,987	¥77,361

Liabilities
Others	43,536	(74,957	)(4)	(20,590)	239	2,432	—	(20,907)	1,181	(96)		121,932	(61,188	)(4)

Total	¥43,536	¥(74,957)		¥(20,590)	¥239	¥2,432	¥—	¥(20,907)	¥1,181	¥(96)		¥121,932	¥(61,188)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2013	Total gains (losses) for the period				Issues	Sales	Settlements	Transfers into Level 3(5)	Transfers out of Level 3(5)		March 31, 2014	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2014
		Included in earnings		Included in other comprehensive income	Purchases
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥631,113	¥50,809	(2)	¥—	¥499,143	¥—	¥(302,363)	¥(173,816)	¥12,574	¥(58,543)		¥658,917	¥36,144	(2)
Debt securities
Foreign governments and official institutions bonds	96,255	4,905		—	65,828	—	(72,059)	(32,354)	2,414	(49,539)		15,450	232
Corporate bonds	77,089	4,916		—	100,011	—	(43,326)	(7,242)	10,074 (6)	(9,004	)(6)	132,518	4,922
Residential mortgage-backed securities	9,881	1,187		—	83,179	—	(81,698)	(948)	—	—		11,601	702
Asset-backed securities	396,071	32,794		—	245,342	—	(101,271)	(133,272)	—	—		439,664	27,252
Other debt securities	29,526	3,039		—	—	—	—	—	—	—		32,565	3,039
Equity securities	22,291	3,968		—	4,783	—	(4,009)	—	86	—		27,119	(3)
Trading derivatives—net	(20,466)	30,791	(2)	(3,463)	4,732	(4,889)	—	(2,252)	15,116	(10,705)		8,864	15,146	(2)
Interest rate contracts—net	(2,250)	19,554		714	878	—	—	(4,762)	6,712	(7,170)		13,676	14,695
Foreign exchange contracts—net	(16,806)	9,615		(3,835)	770	(1,215)	—	(431)	8,432	(3,568)		(7,038)	460
Equity contracts—net	1,381	4,125		34	1,323	(1,323)	—	(1,345)	—	—		4,195	202
Commodity contracts—net	(804)	109		(10)	1,761	(2,351)	—	668	(28)	33		(622)	809
Credit derivatives —net	(1,987)	(2,612)		(366)	—	—	—	3,618	—	—		(1,347)	(1,020)
Investment securities:
Securities available-for-sale	472,127	3,950	(3)	51,538	256,776	—	(10,961)	(218,806)	4,744	(14,680)		544,688	(869	)(3)
Debt securities
Foreign governments and official institutions bonds	148,722	—		3,393	5,574	—	—	(6,042)	—	—		151,647	—
Corporate bonds	92,846	4,059		(51)	5,046	—	(1,367)	(14,772)	4,744 (6)	(14,656	)(6)	75,849	(873)
Residential mortgage-backed securities	21,492	3		83	3,015	—	(609)	(4,726)	—	—		19,258	—
Commercial mortgage-backed securities	39	—		(153)	3,265	—	(39)	—	—	—		3,112	—
Asset-backed securities	102,250	(120)		17,636	178,735	—	(8,751)	(179,874)	—	—		109,876	4
Other debt securities	106,714	—		30,630	61,118	—	(195)	(13,321)	—	—		184,946	—
Marketable equity securities	64	8		—	23	—	—	(71)	—	(24)		—	—
Other investment securities	24,795	1,751	(4)	14	2,879	—	(2,126)	(2)	—	(1,110)		26,201	1,258	(4)
Others	8,418	432	(4)	—	336	—	(3,588)	—	—	—		5,598	163	(4)

Total	¥1,115,987	¥87,733		¥48,089	¥763,866	¥(4,889)	¥(319,038)	¥(394,876)	¥32,434	¥(85,038)		¥1,244,268	¥51,842

Liabilities
Others	121,932	(19,097	)(4)	(24,145)	—	302	—	(28,498)	(10)	(44,101)		92,867	(10,707	)(4)

Total	¥121,932	¥(19,097)		¥(24,145)	¥—	¥302	¥—	¥(28,498)	¥(10)	¥(44,101)		¥92,867	¥(10,707)

Notes:

(1)	Includes Trading securities under fair value option.
(2)	Included in Trading account profits (losses)—net and in Foreign exchange gains (losses)—net.
(3)	Included in Investment securities gains—net.
(4)	Included in Trading account profits (losses)—net.
(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the first-half or the second-half of the fiscal year.
(6)	Transfers out of and transfers into Level 3 for corporate bonds were due principally to changes in the impact of unobservable credit worthiness inputs of the private placement bonds.
(7)	Certain private placement bonds issued by non-public companies which are accounted for as trading account securities amounted to ¥223,938 million and securities available-for-sale amounted to ¥1,209,272 million were transferred from Level 3 to Level 2 during the fiscal year ended March 31, 2013. These transfers were due to change in the significance of the unobservable inputs used to measure fair value of the private placement bonds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

March 31, 2013	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥33,649	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.5%~51.9%	36.0%
			Correlation between interest rates	41.3%~63.3%	62.1%
	19,699	Return on equity method	Probability of default	0.0%~8.0%	0.7%
			Recovery rate	25.0%~90.0%	56.2%
			Market-required return on capital	15.0%~17.0%	15.7%
Corporate bonds	62,788	Discounted cash flow	Probability of default	0.1%~14.2%	4.2%
			Recovery rate	15.0%~100.0%	44.9%
	1,986	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.5%~37.9%	35.2%
			Correlation between interest rates	63.3%	63.3%
	9,059	Internal model	Liquidity premium	1.5%~2.5%	2.3%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	72,640	Discounted cash flow	Discount factor	1.0%~1.2%	1.1%
			Prepayment rate	6.2%~14.8%	8.8%
			Probability of default	0.0%~5.2%	4.9%
			Recovery rate	0.0%~76.0%	65.4%
	289,398	Internal model	Asset correlations	11.0%~14.0%	13.5%
			Discount factor	1.0%~4.8%	1.5%
			Prepayment rate	3.9%~38.3%	32.6%
			Probability of default	0.0%~84.6%	— (3)
			Recovery rate	53.6%~69.8%	67.5%
Other debt securities	29,526	Discounted cash flow	Liquidity premium	0.5%~0.8%	0.8%
	104,957	Return on equity method	Probability of default	0.0%~8.0%	0.6%
			Recovery rate	25.0%~90.0%	64.8%
			Market-required return on capital	15.0%~17.0%	16.5%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2013	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(2,533)	Option model	Probability of default	0.3	%~12.5%
			Correlation between interest rates	(0.1	)%~97.6%
			Correlation between interest rate and foreign exchange rate	32.5	%~60.2%
			Recovery rate	40.0	%~51.0%
			Volatility	29.1	%~58.3%
			Prepayment rate	0.0	%~2.3%
Foreign exchange contracts—net	(16,806)	Option model	Probability of default	0.4	%~14.2%
			Correlation between interest rates	28.2	%~80.6%
			Correlation between interest rate and foreign exchange rate	22.2	%~66.3%
			Correlation between underlying assets	44.1	%~82.8%
			Recovery rate	40.0	%~51.0%
Equity contracts—net	1,381	Option model	Correlation between interest rate and equity	10.6	%~52.0%
Credit derivative contracts—net	(1,987)	Option model	Recovery rate	20.0	%~36.8%
			Correlation between underlying assets	11.6	%~88.2%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2014	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥6,876	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.6%~48.3%	37.3%
			Correlation between interest rates	42.1%~59.8%	58.1%
	23,983	Return on equity method	Probability of default	0.3%~1.9%	0.9%
			Recovery rate	60.0%~80.0%	73.0%
			Market-required return on capital	8.0%~10.0%	9.4%
Corporate bonds	126,101	Discounted cash flow	Probability of default	0.1%~14.0%	0.9%
			Recovery rate	14.0%~68.4%	40.7%
	269	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.6%~44.6%	36.9%
			Correlation between interest rates	52.2%~59.8%	59.5%
	9,064	Internal model	Liquidity premium	1.5%~2.5%	2.3%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	90,420	Discounted cash flow	Probability of default	4.6%~5.1%	5.0%
			Recovery rate	65.0%~76.0%	68.0%
	430,386	Internal model	Asset correlations	11.0%~14.0%	13.7%
			Discount factor	1.5%~5.8%	1.9%
			Prepayment rate	4.5%~44.8%	40.9%
			Probability of default	0.0%~88.8%	— (3)
			Recovery rate	54.5%~79.2%	77.7%
Other debt securities	32,565	Discounted cash flow	Liquidity premium	0.6%~0.8%	0.8%
	182,613	Return on equity method	Probability of default	0.0%~25.0%	0.7%
			Recovery rate	25.0%~90.0%	66.9%
			Market-required return on capital	8.0%~10.0%	9.7%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2014	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	12,366	Option model	Probability of default	0.0	%~14.0%
			Correlation between interest rates	22.8	%~99.4%
			Correlation between interest rate and foreign exchange rate	31.2	%~48.3%
			Recovery rate	40.0	%~47.0%
			Volatility	27.1	%~39.5%
Foreign exchange contracts—net	(7,038)	Option model	Probability of default	0.1	%~14.0%
			Correlation between interest rates	38.8	%~78.7%
			Correlation between interest rate and foreign exchange rate	31.2	%~58.7%
			Correlation between underlying assets	49.9	%~85.0%
			Recovery rate	40.0	%~47.0%
Equity contracts—net	4,548	Option model	Correlation between interest rate and equity	24.9	%~49.0%
Credit derivative contracts—net	(1,347)	Option model	Recovery rate	37.0	%~37.0%
			Correlation between underlying assets	11.4	%~87.3%

Notes:

(1)	The fair value as of March 31, 2013 and 2014 excludes the fair value of investments valued using vendor prices.
(2)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.
(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs”.

Sensitivity to and range of unobservable inputs

Probability of default—Probability of default is an estimate of the likelihood that the default event will occur and the MUFG Group will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value through a decrease (increase) in the estimated cash flows. Probability of default used in Internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities represents that of underlying assets, whereas probability of default used in other valuation techniques represents the counterparty default risks, determined through the MUFG Group’s credit rating system.

The wide range of probability of default used in Internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities is mainly caused by Asset-backed securities. Asset-backed securities have a large number of underlying loans, mainly corporate loans, in several industries. The MUFG Group primarily makes investments in the senior tranches of such securities, with no investments in the equity portion. Thus, the MUFG Group’s investments have higher priority of payments than mezzanine and equity and even if some of underlying loans become default status, the MUFG Group may still be able to receive the full contractual payments.

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

Discount factor and Liquidity premium—Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the instruments. When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

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

Correlation—Correlation is a measure of the co-movement between two variables. A variety of correlation-related assumptions are required for a wide range of instruments including foreign governments and official institutions bonds, asset-backed securities, corporate bonds, derivatives and certain other instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity), and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes.

For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by the MUFG Group is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts. For credit derivative contracts, the wide range of correlation between underlying assets is primarily due to factors such as reference assets with different maturities, capital structure subordinations, and credit quality.

Valuation Process for Level 3 Fair Value Measurements

The MUFG Group establishes valuation policies and procedures for measuring fair value, for which the risk management departments ensure that the valuation techniques used are logical, appropriate and consistent with market information. The financial accounting offices ensure that the valuation techniques are consistent with the accounting policies.

In accordance with the valuation policies and procedures, fair value is determined by the risk management departments or similar sections that are independent of the front offices in order to ensure objectivity and validity of measuring fair value. An analysis performed on the determined fair value is periodically reported to the management.

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

Fair value measurements are verified for reasonableness by the risk management departments which are responsible to perform an analytical review of the fair value measurements which includes a comparison with market trends and information.

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

Unobservable inputs used in a level 3 fair value measurement are internally estimated by the risk management departments based upon the market information such as observable inputs. The reasonableness of the inputs is validated by other risk management departments by comparison analysis between the market value of financial instruments using such level 3 inputs and the internally estimated fair value, to the extent necessary.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2013 and 2014:

	March 31, 2013				March 31, 2014
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥6,466	¥6,466	¥—	¥—	¥5,469	¥5,469
Loans	11,757	18,236	351,584	381,577	11,510	15,834	303,757	331,101
Loans held for sale	—	—	4,104	4,104	—	549	6,890	7,439
Collateral dependent loans	11,757	18,236	347,480	377,473	11,510	15,285	296,867	323,662
Premises and equipment	—	—	8,938	8,938	—	—	6,264	6,264
Intangible assets	—	—	549	549	—	—	228	228
Other assets	17,105	—	16,340	33,445	15,138	60,833	10,161	86,132
Investments in equity method investees(1)	17,105	—	11,751	28,856	15,138	60,833	7,902	83,873
Other	—	—	4,589	4,589	—	—	2,259	2,259

Total	¥28,862	¥18,236	¥383,877	¥430,975	¥26,648	¥76,667	¥325,879	¥429,194

Note:

(1)	Includes investments valued at net asset value of ¥4,354 million and ¥3,483 million at March 31, 2013 and 2014, respectively. The unfunded commitments related to these investments are ¥1,603 million and ¥864 million at March 31, 2013 and 2014, respectively. These investments are private equity funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents losses recorded as a result of nonrecurring changes in fair value for the fiscal years ended March 31, 2013 and 2014:

	Losses for the fiscal year ended March 31,
	2013	2014
	(in millions)
Investment securities	¥2,387	¥4,113
Loans	92,438	58,660
Loans held for sale	380	106
Collateral dependent loans	92,058	58,554
Premises and equipment	5,536	13,899
Intangible assets	3,378	312
Goodwill	—	7,792
Other assets	16,820	33,905
Investments in equity method investees	14,635	32,824
Other	2,185	1,081

Total	¥120,559	¥118,681

Investment securities primarily include impaired cost-method investments which were written down to fair value during the period. The fair values are determined based on recent net asset value and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans. Loans held for sale are recorded at the lower of cost or estimated fair value. The fair value of the loans held for sale is based on secondary market prices, recent transactions or discounted cash flows. These loans are principally classified in Level 3 of the fair value hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the fair value hierarchy. Collateral dependent loans are measured at fair value of the underlying collateral. Collateral is comprised mainly of real estate and exchange-traded equity securities. The MUFG Group maintains an established process for internally determining the fair value of real estate, using the following valuation techniques and assumptions. Collateral dependent loans that are measured based on underlying real estate collateral are classified in Level 3 of the fair value hierarchy.

•	Replacement cost approach. The replacement cost approach is primarily used for buildings and the land they are built on. This approach calculates the fair value of the collateral using the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by subsidiaries of MUFG.

•	Sales comparison approach. The sales comparison approach is mainly used for land. The fair value of the collateral is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.

•	Income approach. The income approach is, as a general rule, applied to all rental properties based on the highest and best use concept. This approach calculates the fair value of the collateral using expected future cash flows. In this approach, the expected annual net operating income is discounted using the related capitalization yield. The significant assumptions within the income approach are the expected annual net operating income and capitalization yield. The expected annual net operating income is estimated based on rental income of the property. The capitalization yield is determined based on the location and use of the property by subsidiaries of MUFG. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Premises and equipment consist of those assets which were written down to fair value. The fair values are determined based on prices obtained from an appraiser or discounted cash flows. These impaired premises and equipment are classified as Level 3 of the fair value hierarchy.

Intangible assets consist of those assets which were written down to fair value. The fair values are determined based on discounted cash flows. These impaired intangible assets are classified as Level 3 of the fair value hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group records impairment losses when a decline in fair value below cost is other-than-temporary. The impairment losses are included in Equity in earnings (losses) of equity method investees—net in the accompanying consolidated statements of income. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the fair value hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the fair value hierarchy.

Fair Value Option

The MUFG Group elected the fair value option for foreign currency-denominated debt securities and equity securities held by BTMU and MUTB. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates by allowing the gains and losses on translation of these securities to be included in current earnings. Had the fair value option not been elected, the gains and losses on translation of these securities would have been reflected in OCI, while the gains and losses on translation of foreign currency-denominated financial liabilities would have been included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUSHD’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Other assets. These financial liabilities are mainly included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the accompanying consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the gains or losses recorded during the fiscal years ended March 31, 2013 and 2014 related to the eligible instruments for which the MUFG Group elected the fair value option:

	For the fiscal years ended March 31,
	2013			2014
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Receivables under resale agreements(1)	¥(1,436)	¥—	¥(1,436)	¥—	¥—	¥—
Trading account securities	311,827	2,185,903	2,497,730	(225,985)	2,017,311	1,791,326
Other assets	(469)	—	(469)	(531)	—	(531)

Total	¥309,922	¥2,185,903	¥2,495,825	¥(226,516)	¥2,017,311	¥1,790,795

Financial liabilities:
Other short-term borrowings(1)	¥1,542	¥—	¥1,542	¥4,064	¥—	¥4,064
Long-term debt(1)	22,097	—	22,097	87,877	—	87,877

Total	¥23,639	¥—	¥23,639	¥91,941	¥—	¥91,941

Note:

(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2013 and 2014 for long-term receivables and debt instruments for which the fair value option has been elected:

	2013			2014
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Other assets	¥3,000	¥3,006	¥6	¥2,000	¥2,000	¥—

Total	¥3,000	¥3,006	¥6	¥2,000	¥2,000	¥—

Financial liabilities:
Long-term debt	¥650,382	¥564,845	¥(85,537)	¥728,385	¥687,927	¥(40,458)

Total	¥650,382	¥564,845	¥(85,537)	¥728,385	¥687,927	¥(40,458)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on the accompanying consolidated balance sheets as of March 31, 2013 and 2014:

	March 31, 2013
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,619	¥3,619	¥3,619	¥—	¥—
Interest-earning deposits in other banks	8,112	8,112	—	8,112	—
Call loans and funds sold	619	619	—	619	—
Receivables under resale agreements	5,660	5,660	—	5,660	—
Receivables under securities borrowing transactions	2,615	2,615	—	2,615	—
Investment securities(1)	2,492	2,778	272	495	2,011
Loans, net of allowance for credit losses(2)	97,254	98,729	12	284	98,433
Other financial assets	5,132	5,132	—	5,132	—
Financial liabilities:
Deposits
Non-interest-bearing	¥18,810	¥18,810	¥—	¥18,810	¥—
Interest-bearing	129,420	129,480	—	129,480	—
Total deposits	148,230	148,290	—	148,290	—
Call money and funds purchased	4,011	4,011	—	4,011	—
Payables under repurchase agreements	15,700	15,700	—	15,700	—
Payables under securities lending transactions	3,993	3,993	—	3,993	—
Due to trust account	633	633	—	633	—
Other short-term borrowings	11,604	11,604	—	11,604	—
Long-term debt	11,622	11,980	—	11,969	11
Other financial liabilities	4,753	4,753	—	4,753	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2014
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,689	¥3,689	¥3,689	¥—	¥—
Interest-earning deposits in other banks	20,501	20,501	—	20,501	—
Call loans and funds sold	919	919	—	919	—
Receivables under resale agreements	7,300	7,300	—	7,300	—
Receivables under securities borrowing transactions	4,210	4,210	—	4,210	—
Investment securities(1)	2,870	2,908	220	701	1,987
Loans, net of allowance for credit losses(2)	109,182	110,577	11	307	110,259
Other financial assets	5,832	5,832	—	5,832	—
Financial liabilities:
Deposits
Non-interest-bearing	¥21,123	¥21,123	¥—	¥21,123	¥—
Interest-bearing	141,406	141,447	—	141,447	—
Total deposits	162,529	162,570	—	162,570	—
Call money and funds purchased	3,417	3,417	—	3,417	—
Payables under repurchase agreements	21,268	21,268	—	21,268	—
Payables under securities lending transactions	5,521	5,521	—	5,521	—
Due to trust account	750	750	—	750	—
Other short-term borrowings	11,077	11,077	—	11,077	—
Long-term debt	13,823	14,118	—	14,118	—
Other financial liabilities	5,123	5,123	—	5,123	—

Notes:
(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

The following section describes the valuation techniques adopted by the MUFG Group to estimate fair values of financial instruments that are not recorded at fair value on the accompanying consolidated balance sheets.

Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivable under securities borrowing transactions—For cash and due from banks, interest-earning deposits in other banks, call loans and funds sold, receivables under resale agreements and receivable under securities borrowing transactions, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Investment securities—The fair values of investment securities other than those classified as available-for-sale or being held-to-maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have readily available quoted prices or secondary market prices. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock issued by public companies are determined by utilizing commonly accepted valuation techniques to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options or upon exercising of the options. Inputs used in the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation techniques. Specifically, the sensitivity and appropriateness of the inputs are verified by using different valuation techniques employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous nonpublic companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The carrying amounts not included in the above summary are ¥504 billion and ¥549 billion at March 31, 2013 and 2014, respectively.

Loans—The fair value of loans is estimated by discounting expected future cash flows based on types of loans, internal ratings and possibility of prepayment using the discount rates which include adjustments to reflect the expectations about possible variations to the current market rates. For certain residential loans with variable interest rates provided to individual home owners, the carrying amount is presented as the fair value since such carrying amount approximates the fair value, unless the creditworthiness of the borrower has changed significantly since the loan origination. Where quoted prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For receivables from bankrupt, virtually bankrupt, and likely to become bankrupt borrowers, credit loss is estimated based mainly on the expected amount to be collected from collateral and guarantees. The carrying amount is presented as the fair value since the fair value approximates such carrying amount.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥1,274 billion and ¥1,620 billion at March 31, 2013 and 2014, respectively.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt—The fair value of corporate bonds issued by the MUFG Group is determined based on quoted prices of those corporate bonds. The fair value of fixed rate corporate bonds without quoted prices is the present value of expected future cash flows from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to the MUFG Group. For variable rate corporate bonds without quoted prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

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

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2013 and 2014 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2013 and 2014. These amounts have not been comprehensively reevaluated since that date, and therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

32.	STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUSHD, MUMSS and MUAH.

MUFG, BTMU, MUTB, MUSHD and MUMSS

MUFG, BTMU, MUTB, MUSHD and MUMSS have a stock-based compensation plan for directors, executive officers, corporate auditors and senior fellows (“officers”).

The awards under the stock-based compensation plan are a type of stock option (referred to as “Stock Acquisition Rights”) to officers of MUFG, BTMU, MUTB, MUSHD and MUMSS. The Stock Acquisition Rights were normally issued and granted to these officers once a year until the fiscal year ended March 31, 2013. They are normally issued and granted to these officers except for corporate auditors once a year from the fiscal year ended March 31, 2014.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right (“number of granted shares”) is 100 shares. In the event of stock split or stock merger of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of the stock split or stock merger. If any events occur that require the adjustment to the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the fiscal year ended March 31, 2014:

	Fiscal year ended March 31, 2014
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of fiscal year	23,574,800	¥1
Granted	2,951,500	1
Exercised	(5,440,700)	1
Forfeited or Expired	(45,700)	1

Outstanding, end of fiscal year	21,039,900	¥1	27.38	¥11,909

Exercisable, end of fiscal year	—	¥—	—	¥—

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

	Fiscal years ended March 31,
	2012	2013	2014
Risk-free interest rate	0.29%	0.11%	0.22%
Expected volatility	44.96%	40.48%	30.16%
Expected term	4 years	4 years	4 years
Expected dividend yield	3.13%	3.18%	1.96%

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the fiscal years ended March 31, 2012, 2013 and 2014 was ¥33,700, ¥33,100 and ¥61,100 per 100 shares, respectively.

The MUFG Group recognized ¥2,771 million, ¥2,862 million and ¥2,069 million of compensation costs related to the Stock Acquisition Rights with ¥1,127 million, ¥1,088 million and ¥737 million of the corresponding tax benefit for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. As of March 31, 2014, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥253 million and it is expected to be recognized over 3 months.

Cash received from the exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2012, 2013 and 2014 was ¥4 million, ¥4 million and ¥5 million, respectively. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2012, 2013 and 2014 was ¥821 million, ¥675 million and ¥789 million, respectively.

MUAH

MUFG Americas Holdings Corporation Stock Bonus Plan (“Stock Bonus Plan”)

Effective as of April 27, 2010, MUAH adopted the Stock Bonus Plan. Under the Stock Bonus Plan, MUAH grants restricted stock units settled in American Depositary Shares (“ADSs”) representing shares of common

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock of MUAH’s indirect parent company, MUFG, to key employees at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (“the Committee”). The Committee determines the number of shares, vesting requirements, and other features and conditions of the restricted stock units. Under the Stock Bonus Plan, MUFG ADSs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions.

Under the Stock Bonus Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant date fair value of these awards is equal to the closing price of the MUFG ADSs on date of grant.

The following table is a summary of the Stock Bonus Plan:

Grant Date	Units Granted	Fair Value of Stock	Vesting Duration	Pro-rata Vesting Date
April 15, 2011	4,754,105	$4.69	3 years	April 15
July 15, 2011	180,740	4.94	3 years	July 15
April 15, 2012	4,816,795	4.78	3 years	April 15
July 15, 2012	74,175	4.72	3 years	July 15
April 15, 2013	3,656,340	6.66	3 years	April 15
July 15, 2013	78,725	6.67	3 years	July 15

The following table is a rollforward of the restricted stock units under the Stock Bonus Plan for the fiscal years ended December 31, 2012 and 2013:

	Restricted Stock Units
	2012	2013
Units outstanding, beginning of fiscal year	7,138,334	8,857,884
Activity during the year:
Granted	4,890,970	3,735,065
Vested	(2,920,392)	(4,325,661)
Forfeited	(251,028)	(416,271)

Units outstanding, end of fiscal year	8,857,884	7,851,017

The following table is a summary of MUAH’s compensation costs, the corresponding tax benefit for the fiscal years ended December 31, 2011, 2012 and 2013, and unrecognized compensation costs as of December 31, 2011, 2012 and 2013:

	December 31,
	2011	2012	2013
	(in millions)
Compensation costs	¥1,198	¥1,437	¥2,051
Tax benefit	479	559	781
Unrecognized compensation costs	1,710	2,251	2,846

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33.	PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for ¥5,511,969 million, in accordance with the statutory reserve requirements under the Company Law at March 31, 2014. See Notes 18 and 21 for further information.

The following table presents the parent company only financial information of MUFG:

Certain parent company condensed financial statement line items have been revised to conform to the current year presentation to separately present amounts for banking subsidiaries from amounts for subsidiaries and affiliated companies.

Condensed Balance Sheets

	2013	2014
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥127,303	¥130,338
Investments in subsidiaries and affiliated companies	12,849,434	14,439,803
Banking subsidiaries	10,394,347	11,104,470
Non-banking subsidiaries and affiliated companies	2,455,087	3,335,333
Other assets	56,435	64,808

Total assets	¥13,033,172	¥14,634,949

Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,873,336	¥1,917,647
Long-term debt from non-banking subsidiaries and affiliated companies	384,107	384,445
Long-term debt	59	78
Other liabilities	166,875	127,739

Total liabilities	2,424,377	2,429,909

Total shareholders’ equity	10,608,795	12,205,040

Total liabilities and shareholders’ equity	¥13,033,172	¥14,634,949

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	2012	2013	2014
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥270,923	¥220,050	¥255,175
Banking subsidiaries	241,329	184,462	207,771
Non-banking subsidiaries and affiliated companies	29,594	35,588	47,404
Gain on conversion rate adjustment of Morgan Stanley’s convertible preferred stock	139,320	—	—
Management fees from subsidiaries	16,708	17,154	18,922
Interest income	99	77	73
Foreign exchange gains (losses)—net	32,237	(59,375)	(44,544)
Other income	5,614	634	294

Total income	464,901	178,540	229,920

Expense:
Operating expenses	14,515	15,952	18,304
Interest expense to subsidiaries and affiliated companies	37,905	30,501	28,897
Interest expense	1,196	1,122	1,121
Other expense	923	2,620	591

Total expense	54,539	50,195	48,913

Equity in undistributed net income of subsidiaries and affiliated companies—net	55,139	937,673	793,548

Income before income tax expense (benefit)	465,501	1,066,018	974,555
Income tax expense (benefit)	49,270	(3,106)	(40,838)

Net income	¥416,231	¥1,069,124	¥1,015,393

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	2012	2013	2014
	(in millions)
Operating activities:
Net income	¥416,231	¥1,069,124	¥1,015,393
Adjustments and other	(133,368)	(858,288)	(790,050)

Net cash provided by operating activities	282,863	210,836	225,343

Investing activities:
Proceeds from sales and redemption of stock investment in subsidiaries and affiliated companies	17,371	21,160	—
Purchases of equity investments in subsidiaries and affiliated companies	(20,000)	(3,838)	—
Net decrease in interest-earning deposits with banks	18,696	8,996	1,494
Other—net	(7,245)	(10,623)	(2,788)

Net cash provided by (used in) investing activities	8,822	15,695	(1,294)

Financing activities:
Net increase (decrease) in short-term borrowings from subsidiaries	66,600	(34,989)	(4)
Repayment of long-term debt	(8)	(20)	(16)
Repayment of long-term debt to subsidiaries and affiliated companies	(169,710)	—	—
Proceeds from sales of treasury stock	3	1	2
Payments to acquire treasury stock	(12)	(16)	(46)
Dividends paid	(187,616)	(187,778)	(216,117)
Other—net	(1,346)	(212)	(2,988)

Net cash used in financing activities	(292,089)	(223,014)	(219,169)

Net increase (decrease) in cash and cash equivalents	(404)	3,517	4,880
Cash and cash equivalents at beginning of fiscal year	11,026	10,622	14,139

Cash and cash equivalents at end of fiscal year	¥10,622	¥14,139	¥19,019

34.	SEC REGISTERED FUNDING VEHICLES ISSUING NON-DILUTIVE PREFERRED SECURITIES

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

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were included as part of MUFG’s Tier 1 capital at March 31, 2013 and 2014 under its capital adequacy requirements.

These funding vehicles are not consolidated as the MUFG Group’s subsidiaries. See Note 25 for discussion. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the accompanying consolidated balance sheet at March 31, 2013 and 2014.

On July 25, 2011, MUFG redeemed a total of ¥120,000,000,000 of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 3 Limited.

35.	SUBSEQUENT EVENTS

Acquisition and Cancellation of First Series of Class 5 Preferred Stock

On April 1, 2014, MUFG acquired all of the First Series of Class 5 Preferred Stock issued in accordance with the provisions of Article 18, Paragraph 1 of the Articles of Incorporation of MUFG and Paragraph 14 of the Terms and Conditions of the said Preferred Stock, and canceled all the acquired shares in accordance with the provisions of Article 178 of the Company Law. As a result, the aggregate number of shares authorized to be issued by MUFG was decreased by 156,000,000 shares, and the aggregated number of First Series of Class 5 Preferred Stock authorized to be issued was deleted. Acquisition price was ¥2,500 per share, totaling ¥390,000 million.

Approval of Dividends

On June 27, 2014, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2014, of ¥57.50 per share of Class 5 Preferred Stock, totaling ¥8,970 million, of ¥2.65 per share of Class 11 Preferred Stock, totaling ¥0 million, and ¥9 per share of Common stock, totaling ¥127,474 million.

Stock Acquisition Rights

On July 15, 2014, MUFG allotted the directors (excluding outside directors), executive officers and senior fellows of MUFG, BTMU, MUTB, MUSHD and MUMSS stock acquisition rights to acquire an aggregate amount of 3,019,400 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until July 14, 2044.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUYUKI HIRANO
Name:	Nobuyuki Hirano
Title:	President & Chief Executive Officer

Date: July 18, 2014

EXHIBIT INDEX

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013. (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)***

2(a)	Form of American Depositary Receipt.****

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.****

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. (English translation of relevant sections)*

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 22, 2013.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 28, 2011.
***	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
****	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.