Form 20-F
period 2015-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2015-07-27
CIK 67088

As filed with the Securities and Exchange Commission on July 27, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

Kazutaka Yoneda, +81-3-3240-8111, +81-3-3240-7073, same address as above

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

Restricted Share Units granting rights to under the UnionBanCal Corporation Stock Bonus Plan

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$2,300,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of MUFG Capital Finance 1 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

€750,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of MUFG Capital Finance 2 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

Restricted Share Units granting rights to common stock pursuant to the MUFG Americas Holdings Corporation Stock Bonus Plan

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of March 31, 2015, 14,168,853,820 shares of common stock (including 151,647,230 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. Similarly, references to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., as single entities, respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. In addition, our “commercial banking subsidiaries” refers to The Bank of Tokyo-Mitsubishi UFJ, Ltd., or “BTMU,” and, as the context requires, its consolidated subsidiaries engaged in the commercial banking business. Our “trust banking subsidiaries” refers to Mitsubishi UFJ Trust and Banking Corporation, or “MUTB,” and, as the context requires, its consolidated subsidiaries engaged in the trust banking business. Our “banking subsidiaries” refers to BTMU and MUTB and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. Our “securities subsidiaries” refers to Mitsubishi UFJ Securities Holdings Co., Ltd., or “MUSHD,” and as the context requires, its consolidated subsidiaries engaged in the securities business.

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

References to “KS” or “Krungsri” are to Bank of Ayudhya Public Company Limited, as a single entity, as well as to KS and its respective consolidated subsidiaries, as the context requires. Effective January 5, 2015, we integrated the operations of the BTMU Bangkok branch with the operations of KS to comply with the Thai regulatory requirement generally referred to as the “one presence” policy, which limits financial conglomerates to a single licensed deposit taking entity in Thailand.

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

	Fiscal years ended March 31,
	2011	2012	2013	2014	2015
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income(1)	¥2,550,144	¥2,595,956	¥2,427,521	¥2,522,283	¥2,894,645
Interest expense	670,673	640,139	556,418	560,972	663,184

Net interest income	1,879,471	1,955,817	1,871,103	1,961,311	2,231,461
Provision (credit) for credit losses	292,035	223,809	144,542	(106,371)	86,998

Net interest income after provision (credit) for credit losses	1,587,436	1,732,008	1,726,561	2,067,682	2,144,463
Non-interest income	1,694,822	1,440,576	2,067,909	1,821,081	2,845,078
Non-interest expense	2,460,446	2,322,642	2,378,599	2,468,320	2,726,885

Income before income tax expense	821,812	849,942	1,415,871	1,420,443	2,262,656
Income tax expense	433,625	429,191	296,020	337,917	666,020

Net income before attribution of noncontrolling interests	388,187	420,751	1,119,851	1,082,526	1,596,636
Net income (loss) attributable to noncontrolling interests	(64,458)	4,520	50,727	67,133	65,509

Net income attributable to Mitsubishi UFJ Financial Group	¥452,645	¥416,231	¥1,069,124	¥1,015,393	¥1,531,127

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥431,705	¥398,291	¥1,051,184	¥994,152	¥1,522,157

Amounts per share:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥30.55	¥28.17	¥74.30	¥70.21	¥107.81
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	30.43	28.09	74.16	69.98	107.50
Number of shares used to calculate basic earnings per common share (in thousands)	14,131,567	14,140,136	14,148,060	14,158,698	14,118,469
Number of shares used to calculate diluted earnings per common share (in thousands)(2)	14,144,737	14,156,820	14,169,080	14,180,080	14,137,645
Cash dividends per share paid during the fiscal year:
—Common stock	¥12.00	¥12.00	¥12.00	¥14.00	¥18.00
	$0.14	$0.15	$0.15	$0.14	$0.16
—Preferred stock (Class 3)	¥30.00	—	—	—	—
	$0.34	—	—	—	—
—Preferred stock (Class 5)(3)	¥115.00	¥115.00	¥115.00	¥115.00	¥57.50
	$1.33	$1.45	$1.42	$1.14	$0.57
—Preferred stock (Class 11)(4)	¥5.30	¥5.30	¥5.30	¥5.30	¥2.65
	$0.06	$0.07	$0.07	$0.05	$0.03

	As of March 31,
	2011	2012	2013	2014	2015
	(in millions)
Balance sheet data:
Total assets	¥202,850,243	¥215,202,514	¥230,559,276	¥253,661,077	¥280,886,326
Loans, net of allowance for credit losses	86,261,519	91,012,736	97,254,242	109,181,991	117,209,723
Total liabilities	194,187,331	206,344,067	219,617,296	240,909,633	265,604,985
Deposits	136,631,704	139,493,730	148,209,739	162,517,786	171,991,267
Long-term debt	13,356,728	12,593,062	12,182,358	14,498,678	19,968,735
Total equity	8,662,912	8,858,447	10,941,980	12,751,444	15,281,341
Capital stock	2,086,232	2,087,244	2,088,135	2,089,245	2,090,270

	Fiscal years ended March 31,
	2011	2012	2013	2014	2015
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥180,260,385	¥184,179,147	¥193,824,256	¥212,176,348	¥237,247,664
Interest-bearing liabilities	161,344,664	165,420,569	173,399,441	189,413,309	210,101,348
Total assets	204,781,984	211,835,389	225,682,785	247,729,744	277,557,493
Total equity	8,987,129	8,594,310	9,244,530	10,683,098	13,002,955
Return on equity and assets:
Earnings applicable to common shareholders as a percentage of average total assets	0.21%	0.19%	0.47%	0.40%	0.55%
Earnings applicable to common shareholders as a percentage of average total equity	4.80%	4.63%	11.37%	9.31%	11.71%
Dividends per common share as a percentage of basic earnings per common share	39.28%	42.60%	16.15%	19.94%	16.70%
Average total equity as a percentage of average total assets	4.39%	4.06%	4.10%	4.31%	4.68%
Net interest income as a percentage of average total interest-earning assets	1.04%	1.06%	0.97%	0.92%	0.94%
Credit quality data:
Allowance for credit losses	¥1,240,456	¥1,285,507	¥1,335,987	¥1,094,420	¥1,055,479
Allowance for credit losses as a percentage of loans	1.42%	1.39%	1.36%	0.99%	0.89%
Impaired loans	¥1,893,098	¥2,031,868	¥2,200,766	¥1,861,027	¥1,686,806
Impaired loans as a percentage of loans	2.16%	2.20%	2.23%	1.69%	1.43%
Allowance for credit losses related to impaired loans as a percentage of impaired loans	39.30%	42.92%	43.39%	40.32%	36.00%
Net loan charge-offs	¥342,100	¥173,370	¥112,862	¥153,748	¥150,666
Net loan charge-offs as a percentage of average loans	0.39%	0.20%	0.12%	0.15%	0.13%
Average interest rate spread	0.99%	1.02%	0.93%	0.89%	0.90%
Risk-adjusted capital ratio calculated under Japanese GAAP(5)	14.89%	14.91%	16.68%	15.53%	15.68%

Notes:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139,320 million on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. Exclusive of the one-time gain associated with the conversion, interest income would have been lower for the fiscal year ended March 31, 2012.
(2)	Includes the common shares that were potentially issuable upon conversion of the Class 11 Preferred Stock.
(3)	Preferred dividends were ¥57.5 per share and paid semi-annually. In April 2014, we acquired and cancelled all of the issued shares of First Series of Class 5 Preferred Stock. As a result, there is currently no issued Class 5 Preferred Stock. See Note 16 to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	Preferred dividends were ¥2.65 per share and paid semi-annually. In August 2014, we acquired all of the issued shares of Class 11 Preferred Stock in exchange for 1,245 shares of our common stock held in treasury, and cancelled the acquired shares. See Note 16 to our audited consolidated financial statements included elsewhere in this Annual Report.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Exchange Rate Information

The tables below set forth, for each period indicated, certain information concerning the rate of exchange of Japanese yen per U.S. $1.00 based on exchange rate information found on Bloomberg. On July 13, 2015, the closing exchange rate was ¥123.43 to U.S.$1.00 and the inverse rate was U.S.$0.81 to ¥100.00.

	Year 2015
	February	March	April	May	June	July(1)
High	¥120.48	¥122.03	¥120.84	¥124.46	¥125.86	¥123.73
Low	¥116.66	¥118.33	¥118.50	¥118.89	¥121.94	¥120.41

Note:
(1)	Period from July 1, 2015 to July 13, 2015.

	Fiscal years ended March 31,
	2011	2012	2013	2014	2015
Average (of month-end rates)	¥84.99	¥78.90	¥83.32	¥100.38	¥110.82

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business, operating results and financial condition could be materially and adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described in this section and elsewhere in this Annual Report. See “Forward-Looking Statements.”

Risks Related to Our Business

Because a large portion of our assets as well as our business operations are in Japan, we may incur losses if economic conditions in Japan worsen.

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2015, 60.3% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 70.0% of our total investment securities portfolio and 13.0% of our total assets, respectively. Interest and non-interest income in Japan represented 52.6% of our total interest and non-interest income for the fiscal year ended March 31, 2015. Furthermore, as of March 31, 2015, our loans in Japan accounted for 59.1% of our total loans outstanding.

There is significant uncertainty surrounding Japan’s economy. For example, Japan’s fiscal health and sovereign creditworthiness may deteriorate if the Japanese government’s economic measures and the Bank of Japan’s monetary policies prove ineffective or result in negative consequences. If the prices of Japanese government bonds decline rapidly, resulting in an unexpectedly sudden increase in interest rates, our investment securities portfolio as well as our lending, borrowing, trading and other operations may be negatively impacted. In recent periods, major credit rating agencies have downgraded the credit ratings of Japan’s sovereign debt, including a downgrade by Moody’s Investor Service, Inc. in December 2014 and a downgrade by Fitch Ratings, Ltd. in April 2015.

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

Global economic conditions remain volatile, and it is uncertain how the global economy will evolve over time. The shift in the monetary policy in the United States, the prolonged economic stagnation in Europe, slowing economic growth in China in the midst of a shift in the government’s economic policy, and the political turmoil in various regions around world could negatively impact wider markets, including those of both emerging and developed countries. As of March 31, 2015, based principally on the domicile of the obligors, assets related to Europe accounted for approximately 9.9% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 9.3% of our total assets, and assets related to the United States accounted for approximately 16.5% of our total assets. If the global economy deteriorates or the global economic recovery significantly slows down again, the availability of credit may become limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. In addition, concerns over the sovereign debt problem in some European countries may limit liquidity in the global financial markets. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, and index and basket credit default swaps. The notional amounts of these protections sold as of March 31, 2015 were ¥2,583.2 billion and ¥791.1 billion, respectively. In addition, if credit market conditions worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, declines in the fair value of our investment securities, particularly equity investment securities, resulted in our recording impairment losses of ¥124.2 billion, ¥6.5 billion and ¥5.9 billion for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. As of March 31, 2015, approximately 33.7% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 0.5% of our total assets were financial instruments for which we measure fair value on a non-recurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statements of income. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Our business operations are exposed to risks of natural disasters, terrorism and other disruptions caused by external events.

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, health epidemics, and other disruptions caused by external events, which are beyond our control. As a consequence of such external events, we may be required to incur significant costs and expenses for remedial measures or compensation to customers or transaction counterparties for resulting losses. We may also suffer loss of business. In addition, such external events may have various other significant adverse effects, including deterioration in economic conditions, declines in the business performance of our borrowers and decreases in stock prices, which may result in higher credit costs or impairment or valuation losses on the financial instruments we hold. These effects could materially and adversely affect our business, operating results and financial condition.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area could result in market disruptions or significant damage to, or losses of, tangible or human assets relating to our business and counterparties because many of our important business functions and many of the major Japanese companies and financial markets are located in the area. In addition, such an earthquake could cause a longer-term economic slowdown and a downgrade of Japan’s sovereign credit rating due to increases in government spending for disaster recovery measures.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business. In addition, our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster such as the March 2011 Great East Japan Earthquake, which led to tsunamis, soil liquefaction and fires, as well as electricity power supply shortages and electricity power conservation measures resulting from the suspension of the operations of the nuclear power plants.

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

As a percentage of total loans, impaired loans, which primarily include nonaccrual loans and troubled debt restructurings, or TDRs, ranged from 1.43% to 2.23% as of the five most recent fiscal year-ends. As of March 31, 2015, impaired loans were ¥1,686.8 billion, representing 1.43% of our total outstanding loans. If the economic conditions in Japan or other parts of the world to which we have significant credit risk exposure worsen, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base.

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

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or similar issues. The credit default swap contracts could also result in significant losses. As of March 31, 2015, the total notional amount of the protection we sold through single name credit default swaps, index and basket credit default swaps, and credit-linked notes was ¥3.37 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold. For the fiscal year ended March 31, 2015, we recorded ¥87.0 billion of provision for credit losses. Negative changes in economic conditions, government policies or our borrowers’ repayment abilities could require us to provide for additional allowance. For example, companies in the Japanese electronics manufacturing industry in particular have experienced significant declines in sales and financial difficulties due to increased global competition. Moreover, the Japanese electric utility companies, including The Tokyo Electric Power Company, Incorporated, have been significantly affected by the accidents at the Fukushima Daiichi Nuclear Power Plants in March 2011 and subsequent developments, including the suspension of all of the nuclear power plants for seismic safety inspections and other reasons, higher fuel prices in recent periods and compensation issues for affected individuals and companies. Other borrowers in Japan may be adversely affected by electricity power supply shortages and electricity rate increases. As a result, our borrowers may incur financial and non-financial losses that exceed our estimations. In such case, we may need to provide for additional allowance for credit losses. Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses.

When there is an improvement in asset quality, a credit for credit losses is recorded to reverse the allowance for credit losses to a level management deems appropriate. For example, for the fiscal year ended March 31, 2014, we recorded ¥106.4 billion of credit for credit losses, which was included in our consolidated statements of income. For the fiscal year ended March 31, 2015, we recorded additional credit for credit losses with respect to some segments of our loan portfolio, while we recorded provision for credit losses for our entire loan portfolio. However, we have historically more often provided for credit losses rather than recording credit for credit losses, and in future periods we may need to recognize a provision for credit losses, which may have a significant negative effect on our results of operations.

For more information on our loan portfolio, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 12.2% of our total investment securities portfolio, and 2.3% of our total assets, as of March 31, 2015. The Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, fluctuated throughout the fiscal year ended March 31, 2015 declining to an intra-day low of ¥13,885.11 on April 11, 2014 and rising to an intra-day high of ¥19,778.60 on March 23, 2015. As of July 6, 2015, the closing price of the Nikkei Stock Average was ¥20,112.12. Recent fluctuations in the Nikkei Stock Average have reflected the volatility in the global economy and investor sentiment as investors continue to observe the changes in economic and monetary policies mainly in Japan, the United States, the Eurozone and Asian countries. In addition, weakening or stagnant economic conditions in these and other regions may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices, and the recent trend in Japan towards strengthening corporate governance may subject public companies to stricter scrutiny. If stock market prices decline or do not improve, we may incur losses on our securities portfolio. Because we hold a large amount of Japanese domestic marketable equity securities, even short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. Declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.” See also “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Increases in interest rates could adversely affect the value of our bond portfolio.

The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2015 was 14.0% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 13.0% of our total assets as of March 31, 2015. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has been maintaining a very low policy rate (uncollateralized overnight call rate) of 0.10% in an effort to lift the economy out of deflation. Short-term interest rates in Japan continue to decline because of the Bank of Japan’s so-called “quantitative and qualitative monetary easing” policy. As part of this policy, the Bank of Japan has been purchasing Japanese government bonds with an aim to increase the Bank of Japan’s aggregate holding of such bonds by approximately ¥80 trillion each year. The central bank’s policies, however, may change, resulting in an interest rate increase. Separate from the central bank’s monetary policies, interest rates could also significantly increase in the event that Japanese government bonds decline in value due to such factors as a decline in confidence in the Japanese government’s fiscal administration, further issuances of government bonds in connection with emergency economic measures and a heightened market expectation for tapering or cessation of the quantitative and qualitative easing measures in Japan, or in the event that interest rates on U.S. Treasury securities rise due to such factors as changes in the low interest rate policy in the United States. If relevant interest rates increase for these or other reasons, particularly if such increase is unexpected or sudden, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2015, the average balance of our foreign interest-earning assets was ¥90.42 trillion and the average balance of our foreign interest-bearing liabilities was ¥58.10 trillion, representing 38.1% of our average total interest-earning assets and 27.7% of our average total interest-bearing liabilities during the same period. For the fiscal year ended March 31, 2015, net foreign exchange losses, which primarily include net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net gains on translation into Japanese yen of securities accounted for under the fair value option, were ¥113.1 billion, compared to ¥61.8 billion for the previous fiscal year. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2015 was ¥109.93 per U.S.$1.00, compared to ¥100.24 per U.S.$1.00 for the previous fiscal year. The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥202.8 billion, increasing net interest income by ¥85.5 billion and income before income tax expense by ¥105.2 billion, respectively, for the fiscal year ended March 31, 2015. As the Bank of Japan has continued to implement its anti-deflation monetary measures under the “quantitative and qualitative monetary easing” policy and the Abe administration has continued to implement economic measures under its “Abenomics” policy, the exchange rate between the Japanese yen and U.S. dollar has been fluctuating, with the Japanese yen depreciating from ¥103.23 to the U.S. dollar on April 1, 2014 to ¥125.86 to the U.S. dollar on June 5, 2015. As of July 6, 2015, the exchange rate was ¥122.57 to the U.S. dollar. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.

We conduct our business subject to ongoing regulation and associated regulatory and legal risks. Global financial institutions, including us, currently face heightened regulatory scrutiny as a result of the concerns developing in the global financial sector, and growing public pressure to demand even greater regulatory surveillance following several high-profile scandals and risk management failures in the financial industry. In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. In addition, multiple government authorities with overlapping jurisdiction more frequently conduct investigations and take other regulatory actions in coordination with one another or separately on the same or related matters.

In November 2014, BTMU entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation, and voluntarily submitted the report to DFS’s predecessor entity in 2008. Under the terms of the agreement with DFS, BTMU made a payment of $315 million to DFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. Bank Secrecy Act/Anti-Money Laundering, or BSA/AML, and Office of Foreign Assets Control, or OFAC, sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. In June 2013, BTMU reached an agreement with DFS regarding inappropriate operational processing of U.S. dollar clearing transactions with countries subject to OFAC sanctions during the period of 2002 to 2007. Under the terms of the June 2013 agreement, BTMU made a payment of $250 million to DFS and retained an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In December 2012, BTMU agreed to make a payment of approximately $8.6 million to OFAC to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.

These developments or other similar matters may result in additional regulatory actions against us or agreements to make significant additional settlement payments. These developments or other matters to which we are subject from time to time may also expose us to substantial monetary damages, legal defense costs, criminal and civil liability, and restrictions on our business operations as well as damage to our reputation. The outcome of such matters, including the extent of the potential impact of any unfavorable outcome on our financial results, however, is inherently uncertain and difficult to predict. The extent of financial, human and other resources required to conduct any investigations or to implement any corrective or preventive measures is similarly uncertain and could be significant.

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

Furthermore, regulatory reforms recently implemented, proposed and currently being debated in the United States may also significantly affect our business operations. For example, in February 2014, the Federal Reserve Board, or FRB, approved final rules strengthening supervision and regulation of large U.S. bank holding companies and foreign banking organizations, or FBOs. These final rules require a large FBO with $50 billion or more in U.S. combined assets excluding the assets held by its U.S. branches or agencies, such as us, to organize all of its U.S. bank and non-bank subsidiaries under a U.S. intermediate holding company that would be subject to U.S. capital requirements, capital stress testing, liquidity buffer requirements, and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. The rules will become effective in July 2016, and significant resources and management attention for establishing an appropriate governance structure with an effective internal control system may be required to ensure compliance with the rules. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

Global financial regulatory reform measures may also have a significant impact on our business operations. For example, various international organizations, including the Financial Stability Board and the Basel Committee on Banking Supervision, are currently considering ways to address, among other things, the introduction of total loss-absorbing capacity requirements and capital requirements for the interest rate risk for the banking book as well as revisions to methods of calculating the amount of risk-weighted assets. We intend to continue to monitor developments relating to global regulatory reforms.

Any adverse changes in the business of MUFG Americas Holdings Corporation, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.

MUFG Americas Holdings Corporation, or MUAH, which is an indirect wholly owned subsidiary in the United States formerly called UnionBanCal Corporation, or UNBC, has historically contributed to a significant portion of our net income. MUAH reported net income of $628 million, $667 million and $825 million for the fiscal years ended December 31, 2012, 2013, and 2014 respectively. Any adverse developments which could arise at MUAH may have a significant negative impact on our results of operations and financial condition. The risks relating to MUAH have increased as MUAH has been expanding its business through acquisitions of community banks and other financial-related businesses in the United States. If MUAH is unable to achieve the benefits expected from its business strategies, including its business expansion strategy through acquisitions of community banks and other financial-related businesses, we may suffer an adverse financial impact. For more information, see “Item 4.B. Information on the Company—Business Overview—Global Business Group—MUFG Union Bank, N.A. (MUB).”

Other factors that have negatively affected, and could continue to negatively affect, MUAH’s results of operations include difficult economic conditions, such as a downturn in the real estate and housing industries in California and other states within the United States, the fiscal challenges being experienced by the U.S. federal and California state governments, substantial competition in the banking markets in California and other states within the United States and uncertainty over the U.S. economy, as well as fluctuating oil prices, negative trends in debt ratings, and interest rate uncertainties. Since the financial crisis in 2008 and 2009, the U.S. banking industry has operated in an extremely low interest rate environment as a result of the highly accommodative monetary policy of the FRB, which has placed downward pressure on the net interest margins of U.S. banks, including MUAH. Interest rates in the United States may increase, however, as discussions continue on when to further taper or end this monetary policy.

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

Any adverse changes in the business or management of Bank of Ayudhya Public Company Limited, or KS, a major subsidiary in Thailand in which we hold a 76.88% ownership interest as of March 31, 2015, may negatively affect our financial condition and results of operations. Factors that may negatively affect KS’s financial condition and results of operations include:

•

adverse economic conditions, substantial competition in the banking industry, volatile political and social conditions, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in Thailand,

•

the business performance of companies making investments in and entering into markets in the Southeast Asian region, as well as the condition of economies, financial systems, laws and financial markets in the countries where such companies primarily operate,

•	losses from legal proceedings involving KS,

•	credit rating downgrades and declines in stock prices of KS’s borrowers, and bankruptcies of KS’s borrowers resulting from such factors,

•	defaults on KS’s loans to individuals,

•	adverse changes in the cooperative relationship between us and the other major shareholder of KS, and

•	costs incurred due to weaknesses in the internal controls and regulatory compliance systems of KS or any of its subsidiaries.

In connection with our acquisition of KS, we recorded ¥217.4 billion of goodwill. If the business of KS deteriorates, we may be required to record impairment losses, which could have a material adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “—Risks Related to Our Business—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results and the price of our securities.”

Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.

We continue to seek opportunities to expand the range of our products and services beyond our traditional banking, trust, and securities businesses, through development and introduction of new products and services or through acquisitions of or investments in financial institutions with products and services that complement our business. For example, taking advantage of our financial holding company status which enables us to underwrite securities, we are currently seeking to expand our corporate banking operations in the United States. In addition, the sophistication of financial products and management systems has been growing significantly in recent years. As a result, we are exposed to new and increasingly complex risks, while market and regulatory expectations that we manage these risk properly continue to rise. Some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. In some cases, we have only limited experience with the risks related to the expanded range of these products and services. In addition, we may not be able to successfully develop or operate the necessary information systems. As a result, we may not be able to foresee the risks relating to new products and services.

As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. For example, in an effort to further develop our operations in Asia, BTMU entered into a capital and business alliance with Vietnam Joint Stock Commercial Bank for Industry and Trade in December 2012 and acquired approximately 20% of the ordinary shares of the Vietnamese bank in May 2013. In addition, BTMU purchased 72.01% of the outstanding shares of KS in December 2013 and acquired additional shares in January 2015, increasing BTMU’s ownership interest to 76.88%. In some cases, we hold minority stakes in financial institutions as we seek to enter new markets or jurisdictions by collaborating with a local business partner. In such circumstances, the controlling shareholder may make or cause to be made business decisions that are inconsistent with our interests and, as a result, we may be unable to achieve the goals initially set out for the expansion strategy. In addition, we may be unable to staff our newly expanded operations with qualified individuals familiar with local legal and regulatory requirements and business practices, exposing us to legal, regulatory, operational and other risks.

Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. The increasing market, credit, compliance and regulatory risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, could result in us incurring substantial losses. In addition, our efforts to offer new services and products or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected, if our new services or products are not well accepted among customers, or if the profitability of opportunities is undermined by competitive pressures. For more information on our recent acquisition transactions, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Unanticipated economic changes in, and measures taken in response to such changes by, emerging market countries could result in additional losses.

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East. For example, based principally on the domicile of the obligors, assets related to Asia and Oceania excluding Japan increased

17.4% from ¥22.31 trillion as of March 31, 2014 to ¥26.19 trillion as of March 31, 2015, accounting for 9.3% of our total assets as of March 31, 2015. The economies of emerging market countries can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in U.S. dollars, euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, should there be excessively rapid economic growth and increasing inflationary pressure in some of the emerging market countries, such developments could adversely affect the wider regional and global economies. Some emerging market countries may also change their monetary or other economic policies in response to economic and political instabilities or pressures, which are difficult to predict. As of March 31, 2015, based on the domicile of the obligors, our assets in Europe, Asia and Oceania excluding Japan, and other areas excluding Japan and the United States, were ¥27.72 trillion, ¥26.19 trillion and ¥11.37 trillion, representing 9.9%, 9.3% and 4.0% of our total assets, respectively. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 21.9% of the voting rights in Morgan Stanley as of March 31, 2015 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors.

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

We apply equity method accounting to our investment in Morgan Stanley in our consolidated financial statements. As a result, Morgan Stanley’s performance affects our results of operations. In addition fluctuations in Morgan Stanley’s stock price or in our equity ownership interest in Morgan Stanley may cause us to recognize additional losses on our investment in Morgan Stanley.

We may incur further losses as a result of financial difficulties relating to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.

Some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, have experienced declining asset quality, capital adequacy and other financial problems. This or similar future developments may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. In addition, allegations or governmental prosecution of improper trading activities or inappropriate business conduct of a specific financial institution could also negatively affect the public perception of other global financial institutions individually and the global financial industry as a whole. These developments may adversely affect our financial results.

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 5% of our total loans as of each year-end in the three fiscal years ended March 31, 2015, with the percentage increasing from 12.5% to 13.8% between March 31, 2014 and March 31, 2015. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including our shareholdings in Japanese regional banks and our 21.9% voting interest in Morgan Stanley as of March 31, 2015. If some of the financial institutions to which we have exposure experience financial difficulties, we may need to provide financial support to them even when such support might not be warranted from the perspective of our narrow economic interests because such institutions may be systematically important to the Japanese or global financial system.

We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. The notional amount of the protection we sold through these instruments was ¥3.37 trillion as of March 31, 2015.

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

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥564.6 billion as of March 31, 2015, compared to ¥608.6 billion as of March 31, 2014.

Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of regulatory reforms recently implemented in Japan, which has affected the consumer lending industry in recent years. In December 2006, the Japanese Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates, which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Money Lending Business Act, which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interest was permitted under certain conditions set forth in the Money Lending Business Act. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Act, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. The regulations that became effective on June 18, 2010 also have had a further negative impact on the business of consumer finance companies as one of the new regulations requires, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability, significantly affecting consumer financing companies.

The regulations and regulatory reforms affecting the consumer finance business were one of the main factors that contributed to the decrease in interest income attributable to our consumer finance business. Our interest income attributable to the consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. However, following the regulatory changes in June 2010, our interest income attributable to the consumer finance business decreased to approximately ¥120 billion, ¥100 billion and ¥100 billion for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. For the fiscal year ended March 31, 2015, our interest income attributable to the consumer finance business was approximately ¥90 billion.

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

Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate of allowance for repayment of excess interest by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2013, 2014 and 2015, we had ¥77.6 billion, ¥54.1 billion and ¥36.3 billion of allowance for repayment of excess interest, respectively. For the same periods, one of our equity method investees engaged in consumer lending, ACOM CO., LTD., had a negative impact of ¥17.0 billion, ¥18.0 billion and ¥19.7 billion, respectively, on net equity in losses of equity method investees in our consolidated statements of income. We intend to carefully monitor future developments and trends.

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

In recent years, the Japanese financial system has been undergoing significant changes and regulatory barriers to competition have been reduced. In particular, any further reform of the Japanese postal savings system, under which the Japan Post Group companies, including Japan Post Bank Co., Ltd., were established in October 2007, could substantially increase competition within the financial services industry as Japan Post Bank, with the largest deposit base and branch network in Japan, may begin to offer financial services in competition with our business operations generating fee income. In May 2012, amendments to the postal privatization law became effective under which Japan Post Bank and Japan Post Insurance may enter into new businesses upon obtaining government approvals. In December 2014, plans were announced for the public listing in Japan of shares of Japan Post Holdings, Japan Post Bank and Japan Post Insurance in or after the middle of the fiscal year ending March 31, 2016, but remain subject to further government action. If the government’s equity holdings decrease to a certain level, Japan Post Bank and Japan Post Insurance will be allowed to enter into new businesses upon submission of a notice to the government. As a result, the Japan Post Group companies may seek to enter into new financial businesses.

Competition may further increase as U.S. and European financial institutions have recently been regaining and enhancing their competitive strength and advances in information and communications technology have allowed non-financial institutions to enter the financial services industry. We also face intensifying competition in areas of our strategic expansion. For example, the Japanese mega banks, including us, and other major international banks have been expanding their operations in the Asian market, where leading local banks have recently been growing and increasing their presence. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. As a result of the strategic alliance and the joint venture companies that we formed with Morgan Stanley, we may be perceived as a competitor by some of the financial institutions with which we had a more cooperative relationship in the past. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition.”

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

We have loan transactions with counterparties in or affiliated with Iran, the outstanding balance of which was approximately $1.0 million, representing less than 0.0001% of our total assets, as of March 31, 2015. We do not have any loans outstanding to the financial institutions specifically listed by the U.S. government. In addition to such loan transactions, our other transactions with counterparties in or affiliated with countries designated as state sponsors of terrorism consist of receiving deposits or holding assets on behalf of individuals residing in Japan who are citizens of countries designated as state sponsors of terrorism, processing payments to or from entities in or affiliated with these countries on behalf of our customers, and issuing letters of credit and guarantees in connection with transactions with entities in or affiliated with such countries by our customers. These transactions do not have a material impact on our business or financial condition. For a further discussion of transactions required to be disclosed under the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934.”

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

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the FSA which have been revised as of March 31, 2013, as described below. As of March 31, 2015, our total risk-adjusted capital ratio was 15.68% compared to the minimum risk-adjusted capital ratio required of 8.00%, our Tier 1 capital ratio was 12.62% compared to the minimum Tier 1 capital ratio required of 6.00%, and our Common Equity Tier 1 capital ratio was 11.14% compared to the minimum Common Equity Tier 1 capital ratio required of 4.50%. Our capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. In addition, some of our subsidiaries are also subject to the capital adequacy rules of various foreign countries, including the United States where each of MUFG, BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and MUAH is a financial holding company under the U.S. Bank Holding Company Act. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

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

The Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2014, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Common Equity Tier 1 capital. The group of banks identified as G-SIBs is expected to be updated annually, and the group of G-SIBs identified in November 2014 is the first group of G-SIBs to which the stricter capital requirements will initially be applied. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019. Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. Likewise, local banking regulators outside of Japan, such as those in the United States, have begun, or are expected, to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries.

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

In accordance with U.S. GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. As of March 31, 2015, the total balance of goodwill was ¥807.6 billion.

For the fiscal years ended March 31, 2014 and 2015, we recognized ¥7.8 billion and ¥3.4 billion, respectively, in impairment of goodwill relating to various reporting units in the Integrated Trust Assets Business Group segment. We readjusted its future cash flow projection of the reporting units in this segment, considering the relevant subsidiaries’ recent business performance. As a result, the fair values of these reporting units, which were based on discounted future cash flows, fell below the carrying amounts of the reporting units, and the impairment losses were recognized on the related goodwill. The impairment losses were included in Other non-interest expenses in our consolidated statements of income included elsewhere in this Annual Report.

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

In August 2011, Moody’s Japan K.K. announced that it downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa2 to Aa3, and the long-term credit rating of MUSHD by one-notch from A1 to A2. In July 2012, Fitch Rating Japan Limited downgraded the ratings assigned to BTMU and MUTB by one-notch from A to A-, although Fitch subsequently upgraded them. In December 2014, Moody’s announced that it downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa3 to A1, the long-term credit rating of MUSHD by one-notch from A2 to A3, and the short-term credit rating of MUSHD by one-notch from P-1 to P-2. A further credit rating downgrade by Moody’s, Fitch, Standard & Poor’s Ratings Services LLC or any other credit rating agency may have an adverse impact on us. Substantially all of the derivative contracts with collateral obligations entered into by BTMU, MUTB and MUSHD are subject to a Credit Support Annex, or CSA, as published by the International Swaps and Derivatives Association, Inc., or ISDA. Following the downgrades by Moody’s and Fitch, some of our existing CSAs were modified to require, and some of the new CSAs that we entered into required, additional collateral at lower thresholds.

Assuming all of the relevant credit rating agencies downgraded the credit ratings of BTMU, MUTB and MUSHD by one-notch on March 31, 2015, we estimate that our three main subsidiaries under their derivative contracts as of the same date would have been required to provide additional collateral of approximately ¥7.7 billion. Assuming a two-notch downgrade by all of the relevant credit rating agencies occurred on the same date, we estimate that the additional collateral requirements for BTMU, MUTB and MUSHD under their derivative contracts as of the same date would have been approximately ¥17.3 billion. In addition, a further downgrade of the credit ratings of our major subsidiaries could result in higher funding costs. For additional information on the impact of recent downgrades, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”

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

Our operations are highly dependent on our information and communications systems and are subject to an increasing risk of cyber-attacks and other information security threats.

Our information and communications systems constitute a core infrastructure for our operations. Given our global operations with an extensive network of branches and offices, the proper functioning of our information and communications systems is critical to our ability to efficiently and accurately process a large volume of transactions, ensure adequate internal controls, appropriately manage various risks, and otherwise service our clients and customers. Cyber-attacks and other forms of unauthorized access and computer viruses, which are becoming increasingly more sophisticated and more difficult to predict, detect and prevent, could cause disruptions to, and malfunctions of, such systems and result in unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers and counterparties, and deterioration in our ability to service our clients and customers. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations.

Risks Related to Owning Our Shares

It may not be possible for investors to effect service of process within the United States upon us or our directors or management members, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws.

We are a joint stock company incorporated under the laws of Japan. Almost all of our directors or management members reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws.

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

ADS holders are dependent on the depositary to receive our communications. We send to the depositary all of our communications to ADS holders, including annual reports, notices and voting materials, in Japanese. ADS holders may not receive all of our communications with shareholders of record in our shareholder register in the same manner or on an equal basis. In addition, ADS holders may not be able to exercise their rights as ADS holders due to delays in the depositary transmitting our shareholder communications to ADS holders. For a detailed discussion of the rights of ADS holders and the terms of the deposit agreement, see “Item 10.B. Additional Information—Memorandum and Articles of Association—American Depositary Shares.”

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

On June 29, 2005, the merger agreement between MTFG and UFJ Holdings was approved at the general shareholders meetings of MTFG and UFJ Holdings. As the surviving entity, MTFG was renamed “Mitsubishi UFJ Financial Group, Inc.” The merger of the two bank holding companies was completed on October 1, 2005.

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

On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2015, we held approximately 21.9% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

On December 18, 2013, we acquired approximately 72.0% of the total outstanding shares of Krungsri, or KS, through BTMU. As a result of the transaction, KS has become a consolidated subsidiary of BTMU.

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

On January 5, 2015, BTMU integrated its Bangkok branch with KS through a contribution in kind of the BTMU Bangkok branch business to KS, and BTMU received newly issued shares of KS common stock. As a result of this transaction, BTMU’s ownership interest in KS increased to 76.88%.

On June 25, 2015, our shareholders approved an amendment to our articles of incorporation to adopt our current governance framework with a board of directors and board committees, including statutorily mandated nominating committee, audit committee and compensation committee, each consisting of members of the board of directors. We previously had a governance framework with a board of directors and a board of corporate auditors. See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

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

Mitsubishi Trust Bank traces its history to The Mitsubishi Trust Company, Limited, which was founded by the leading members of the Mitsubishi group companies in 1927. The Japanese banking and financial industry was reconstructed after World War II and, in 1948, Mitsubishi Trust Bank was authorized to engage in the commercial banking business, in addition to its trust business, under the new name Asahi Trust & Banking Corporation. In 1952, the bank changed its name again to “The Mitsubishi Trust and Banking Corporation.”

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

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

MUMSS is our core securities and investment banking subsidiary. MUMSS was created in May 2010 as one of the two Japanese joint venture securities companies between Morgan Stanley and us as part of our global strategic alliance. MUMSS succeeded to the investment banking operations conducted in Japan by a subsidiary of Morgan Stanley and the wholesale and retail securities businesses conducted in Japan by MUS. MUFG, through MUSHD, holds 60% voting and economic interests in MUMSS. MUMSS’s registered head office is located at 5-2 Marunouchi 2-chome, Chiyoda-ku, Tokyo, 100-0005 Japan, and its telephone number is 81-3-6213-8500. MUMSS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law. For more information on our joint venture securities companies, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥280.89 trillion as of March 31, 2015. The Group is comprised of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including MUB and KS, in more than 40 countries.

Since April 2004, we have adopted an integrated business group system comprising our core business areas, which serve as the Group’s core sources of net operating profit. As of March 31, 2015, we had five business segments: Integrated Retail Banking Business, Integrated Corporate Banking Business, Integrated Trust Assets Business, Integrated Global Business and Integrated Global Markets Business. In addition to these five integrated business groups, Krungsri, our banking subsidiary in Thailand, was treated as a business segment. For further information on our business segments, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”

As we began to implement our new medium-term management strategy in the current fiscal year ending March 31, 2016, we made changes to our business segments. Specifically, effective this current fiscal year, the Integrated Retail Banking Business Group, the Integrated Corporate Banking Business Group, the Integrated Trust Assets Business Group, the Integrated Global Business Group and the Integrated Global Markets Business Group are renamed the Retail Banking Business Group, the Corporate Banking Business Group, the Trust Assets Business Group, the Global Business Group and the Global Markets Business Group, respectively. In addition, the Krungsri segment is integrated into, and made part of, the Global Business Group. The descriptions of the business groups that follow in this Item are based on the current business segments.

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

Medium- and long-term management strategy

The operating environment for financial institutions is transforming substantially amidst such trends as the changes in consumption patterns stemming from the aging of the Japanese population and its declining birthrate and the advance of information and communications technology. It is crucial to the further progress of the MUFG Group for us to maintain an accurate understanding of such changes, and undertake evolution and reformation of our business model as a preemptive response to these changes. Based on this recognition, the MUFG Group turned its eye toward expected operating environment changes over the next decade, and launched a new medium-term business plan, which outlines the strategies that we intend to implement over the first three years of this period from the fiscal year ending March, 2016 to the fiscal year ending March 31, 2018. The basic policy of the medium-term business plan is defined as “Evolution and reformation to achieve sustainable growth for MUFG,” and we have formulated Group business strategies and administrative practices and business foundation strategies of the plan based on three strategic focuses: “Customer perspective,” “Group-driven approach,” and “Productivity improvements.” “Customer perspective” calls on us to develop businesses based on changing customer needs. “Group-driven approach” inspires us to bolster inter-Group company unity and consider how to optimize our business on a Group-wide basis. “Productivity improvements” encapsulates our commitment to boosting competitiveness by pursuing higher levels of rationality and efficiency.

For the Group business strategies, we will seek to enhance support for wealth accumulation and stimulation of consumption for individuals, contribute to the growth of small and medium-sized enterprises, and link contribution to the revitalization of the Japanese economy with the stable growth of MUFG in Japan. Globally, we aim to enhance and expand businesses by evolving and reforming our Corporate & Investment Banking, or CIB, model, sales and trading operation, and asset management and investor services operations. We will also work to further reinforce transaction banking operations and strengthen commercial banking platforms in Asia and the Unites States to construct a next-generation business base.

For the administrative practices and business foundation strategies, MUFG plans to streamline Group-wide operations and create administration practices that are appropriate for a global systemically important financial institution, or G-SIFI, with maintaining a strong capital base as the first priority. This is expected to enable us continue to operate a business model that evolves and transforms on a Group-wide and global basis while taking steps to respond to the higher expectations of outside stakeholders.

Retail Banking Business Group

The Retail Banking Business Group covers all retail businesses, including commercial banking, trust banking and securities businesses, and offers a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail businesses of BTMU, MUTB, MUMSS and other affiliate companies of MUFG. We offer a full range of bank deposit products, including a non-interest-bearing deposit account that is redeemable on demand and intended primarily for payment and settlement functions. We also offer a variety of asset management and asset administration services, and trust products and other investment products, as well as other products and services described below.

MUFG, as an integrated financial services group, aims to respond to customers’ specific needs, utilizing its breadth of businesses such as commercial banking, trust banking, securities and credit card businesses. The MUFG Group is committed to offering customers safe and reliable services by strengthening frameworks for, among other things, customer protection, legal compliance, and security response.

Service Improvement Project

BTMU has launched a project titled “Do Smart„” with an aim to improve the quality of services for individual customers. In order to contribute to the lifelong wellbeing of customers and their families, this project focuses on enhancing online banking services with smartphones and other devices, and providing customized consulting to satisfy their needs.

Responding to Investment Needs

We aim to ensure that customers can adequately inform themselves of investment opportunities by providing various mediums such as appointments with representatives, seminars at branches with investment experts as lecturers, and “investment consultation sessions” on weekends and national holidays, and during evening hours. We have also been expanding our product lines, adding services such as investment trusts and foreign currency deposits, in order to be better able to respond to customers’ various investment needs. In addition, we have been working proactively to promote the Japanese individual savings account system, generally referred to as the NISA program, which offers tax exemptions on capital gains and dividend income for investments up to ¥1.0 million a year for a maximum of five years. As of March 31, 2015, we had approximately 693,000 NISA accounts.

We have focused on strengthening collaboration among group companies. For example, foreign bonds made available by MUMSS and other group securities companies are also available at BTMU and MUTB. Also,

BTMU provides “Retail Money Desk” services at 64 branches across Japan, where investment experts seconded from MUMSS respond to customers’ sophisticated investment needs. We have implemented methods that are designed to better communicate information regarding product and service options to customers. The use of tablet computers enables BTMU’s sales representatives to propose products and services that match individual customers’ needs by showing them the latest market information, detailed information on major products and services, and asset management and life-plan simulations. All MUTB branches now offer “Private Account,” an asset management account service through which each customer can consult with his or her portfolio manager in person to manage investments according to a personalized plan.

Responding to Insurance Needs

BTMU acts as a sales channel for a variety of insurance products, including annuity insurance, single premium whole life insurance, flat-rate premium whole life insurance, medical insurance, cancer insurance and nursing-care insurance. Insurance-sales specialists (insurance planners) and staff members who have taken insurance-sales and other relevant training take care of customers’ various insurance needs. Individual annuity insurance, whole life insurance and medical insurance plans are available at all MUTB branches. Continued efforts will be made to further reinforce product lines and sales framework.

Responding to Needs Relating to Inheritance, Gift and Real Estate

MUTB offers a number of services including a testamentary trust service called “Ishindenshin” which helps customers prepare, maintain and execute wills, an inheritance planning service called “Shisan Keisho Planning” which helps customers manage and analyze financial assets and real estate properties comprehensively, and an inheritance procedure support service called “Wakachi Ai” which helps customers navigate the necessary procedures upon inheritance. BTMU and MUMSS also offer inheritance-related products and services, serving as sales agents of MUTB. MUTB’s asset management service called “Zutto Anshin Shintaku,” which helps customers and their families protect their funds and allows them to receive funds according to their chosen plan, received the “Nikkei Veritas Award” in the Nikkei Excellent Products & Services Awards for 2012. In April 2013, an educational fund gift trust product called “Magoyorokobu” was launched. BTMU also sells this product as a sales agent of MUTB. In June 2014, MUTB launched a new trust product called “Okuru shiawase,” a life-time gift trust product with services to assist customers with the execution of the gift. MUTB and Mitsubishi UFJ Real Estate Services offer real estate brokerage services for both investment and business properties and residential properties, responding to customers’ various real-estate-related needs.

Responding to Loan Needs

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

Responding to Internet Banking Needs

BTMU and MUTB offer Internet banking services called “Mitsubishi Tokyo UFJ Direct” and “Mitsubishi UFJ Trust Direct,” respectively, which allow customers to, among other things, transfer money, check their balance, make time deposits, make investments, apply for housing loans, and consult specialists regarding investments. In 2013, transaction screens of “Mitsubishi Tokyo UFJ Direct” were renewed, making the service even more user-friendly. The number of users has grown to approximately 15 million as of March 31, 2015. As a countermeasure to increasing online fraud and other crimes, in March 2015, BTMU started to distribute key cards through which customers can obtain a one-time temporary pass code to access their online banking accounts.

Jibun Bank Corporation was founded by BTMU in collaboration with KDDI Corporation in June 2008. The convenience that Jibun Bank offers by allowing users to execute transactions at any time on their cellphones has attracted customers in a wide age group. In addition to enabling users to check their balance and transfer money, Jibun Bank offers other products and services such as yen-denominated time deposits, foreign currency deposits, and, since June 2013, “Jibun Bank FX” (over-the-counter foreign exchange margin trading). As of March 31, 2015, Jibun Bank had approximately 1.9 million retail customer accounts with a total balance of deposits of ¥660 billion. Jibun Bank aims to continue offering high-quality services under the motto of “a bank in the palm of your hand.”

Payment Business

Mitsubishi UFJ Nicos offers a variety of credit cards, including “MUFG Card (Gold Card),” a credit card with an annual fee starting at as low as ¥2,000. With five international credit card brands (JCB, Visa, Master Card®, American Express® and China UnionPay) available, MUFG Card is designed to meet customers’ various needs. BTMU’s “Mitsubishi Tokyo UFJ VISA” offers various reward programs, such as cash-back in exchange for earned points. To accommodate the diverse needs of consumers, “Mitsubishi Tokyo UFJ VISA Debit” card was launched in November 2013. The number of debit cards issued was approximately 453,000 as of March 31, 2015.

Development of Branch and ATM Networks

We have an extensive network of branches in the greater Tokyo, Nagoya and Osaka areas. BTMU and MUTB have a nationwide ATM network, making use of convenience store ATMs and partnerships with other banks in addition to BTMU’s and MUTB’s own ATMs. In an effort to improve access to its ATMs, BTMU increased its ATM locations and extended operating hours and transaction-fee-free hours in 2013. At the same time, BTMU introduced a revised fee schedule for using partner banks’ ATMs and transferring money using ATMs.

Finance Facilitation

We believe that finance facilitation for customers is one of our most important social responsibilities and strive to exemplify that standard. Although the Act Concerning Temporary Measures to Facilitate Financing for Small and Medium-sized Firms and Others has expired in Japan, our basic policy has not changed. We seek to offer consultation and otherwise deal attentively with small and medium-sized enterprise customers who wish to modify terms and conditions for repayment.

Strengthening the Compliance Framework

We have been making efforts to strengthen our frameworks for customer protection and legal compliance. BTMU has 260 compliance specialists stationed at its branches across the country. As for MUTB, branches are given guidance by compliance officers based in the Head Office. We intend to continue to strictly monitor the legal compliance associated with selling financial products and services.

Corporate Banking Business Group

The Corporate Banking Business Group covers domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses, as well as businesses outside of Japan assisting mainly Japanese companies in executing and expanding their operations. Through the integration of these business lines, diverse financial products and services are provided mainly to our Japanese corporate customers, from large corporations to small and medium-sized enterprises. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

Responding to Large Corporation’s Needs

We offer large Japanese corporations advanced financial solutions such as derivatives, securitization, syndicated loans and structured finance. Faced with the diversified and globalized needs of our customers, we also provide sophisticated solutions and strategic proposals through collaboration between MUFG group companies and BTMU overseas offices.

Responding to Small and Medium-sized Enterprise’s Needs

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

Investment Banking

A large part of our investment banking business in Japan is provided by MUMSS which was formed in May 2010 through the integration of the domestic wholesale and retail securities business previously conducted by MUS and the investment banking business conducted by Morgan Stanley Japan. See “—Global Strategic Alliance with Morgan Stanley” below.

Trust Banking

MUTB’s experience and know-how in corporate real estate strategy consulting, real estate brokerage and appraisal services, stock transfer agency services and stock option services also enable us to offer services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

Trust Assets Business Group

The Trust Assets Business Group covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the international strengths of BTMU. The business group provides a full range of services to corporate and pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members.

Our Trust Assets Business Group combines MUTB’s trust assets business, comprising trust assets management services, asset administration and custodial services, and the businesses of Mitsubishi UFJ Global Custody S.A., Mitsubishi UFJ Fund Services Holdings Limited, or MFS, and Mitsubishi UFJ Kokusai Asset Management Co., Ltd., which was formed on July 1, 2015 through the merger between two of our asset management subsidiaries in Japan, Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd.

Mitsubishi UFJ Global Custody and MFS provide global custody services, administration services for investment funds and fiduciary and trust accounts, and other related services mainly to institutional investors.

MUTB acquired MFS, formerly known as Butterfield Fulcrum Group, in September 2013. We have taken this opportunity to establish and promote a new brand called “MUFG Investor Services.” Under this brand, we provide a full suite of global asset administration services, including fund administration, custody, securities lending and foreign exchange as a one stop shop. In May 2014, MFS acquired Meridian Holdings Limited, a Bermuda fund administration service company. In June 2015, MFS reached an agreement with UBS Global Asset Management pursuant to which MFS is expected to acquire UBS Global Asset Management’s Alternative Fund Services business in the quarter ending December 31, 2015. Through these transactions, MFS aims to enhance its competitiveness and scale of operations in the global fund administration market, which is expected to grow significantly amid the global trend of strengthening financial regulations.

Mitsubishi UFJ Kokusai Asset Management provides asset management and trust products and services mainly to individual customers and corporate clients in Japan.

With an aim to further enhance its business, MUTB has strategic alliances with asset management companies outside of Japan, including Aberdeen Asset Management PLC, a U.K. asset manager, and AMP Capital Holdings Limited, an Australian asset manager.

Global Business Group

The Global Business Group is charged with the responsibility of effectively coordinating and enhancing our group-wide efforts to strengthen and expand our businesses outside Japan. The Global Business Group is designed to clarify the leadership in, and enhance the coordination for, our business strategies outside Japan on a group-wide basis.

Global business development has been an important pillar of our growth strategy. Aiming to further raise our presence in the global financial market, we are shifting our approach from one where each of our group companies individually promotes its global business to a more group-wide approach. The new approach is designed to enable us to exercise our comprehensive expertise to provide our customers with value-added services more effectively.

Global financial regulations have become increasingly stringent in major financial markets, including the United States and Europe following the recent global financial crisis. Moreover, the importance of emerging markets in Asia and other regions has been rapidly growing. As a result, the business environment surrounding the international financial industry is becoming more complex. In addition, customers’ financing needs are becoming more diverse and sophisticated as their activities are becoming more globalized.

Amidst this dynamic environment, the Global Business Group covers our businesses outside Japan, including commercial banking services such as loans, deposits and cash management services, retail banking, trust assets and securities businesses (with the retail banking and trust assets businesses being conducted through MUB in the United States and KS in Thailand), through a global network of more than 1,150 offices outside of Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

CIB (Corporate and Investment Banking)

Our global CIB business primarily serves large corporations, financial institutions, and sovereign and multinational organizations with a comprehensive set of solutions for their financing needs. Through our global network of offices and branches, we provide a full range of services, including corporate banking services such as project finance, export credit agency, or ECA, finance, and financing through asset-backed commercial papers. We also provide investment banking services such as debt/equity issuance and M&A advisory services to help our customers develop their financial strategies and realize their goals. In order to meet customers’ various financing needs, we have established a customer-oriented coverage model through which we coordinate our product experts who offer innovative financing services globally. We are among the world’s top providers of project finance, one of the core businesses of CIB. We provide professional services in arranging limited-recourse finance and offering financial advice in various sectors, including natural resources, power, and infrastructure, backed by our experience, expertise, knowledge, and global network.

Transaction Banking

We have Transaction Banking offices in six locations around the globe through which we provide commercial banking products and services primarily for large corporations and financial institutions in managing and processing domestic and cross-border payments, mitigating risks in international trade, and providing working capital optimization. We have established the Transaction Banking Group within BTMU, which oversees its entire transaction banking operations globally, in order to enhance governance, management and quality of services in these operations. Under the Transaction Banking Group, a team of approximately 2,000 officers provides customers with support for their domestic, regional and global trade finance and cash management programs through our extensive global network.

MUFG Union Bank, N.A., (MUB)

MUB is the primary subsidiary of MUAH, which is a wholly owned subsidiary of BTMU and is a bank holding company in the United States. Effective July 1, 2014, BTMU’s operations in the Americas region were integrated with MUAH’s operations. MUAH oversees BTMU’s operations in the Americas region and MUB is the primary operating entity of BTMU in the United States. MUB is a leading regional bank in California, ranked by the Federal Deposit Insurance Corporation, or FDIC, as the 19th largest bank in the United States in terms of total deposits as of March 2015. MUB provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, Washington, and Texas as well as nationally and internationally.

In June 2013, MUB acquired PB Capital Corporation’s institutional commercial real estate lending division platform. Headquartered in New York, the commercial real estate lending division of PB Capital had approximately $3.5 billion in loans outstanding on properties in various major metropolitan areas in the United States as of June 14, 2013. In November 2013, MUB acquired First Bank Association Bank Services, a unit of First Bank, which provided a full range of banking services to homeowners associations and community management companies. MUB acquired approximately $570 million in deposits in this transaction.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any adverse changes in the business of MUFG Americas Holdings Corporation, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.”

Bank of Ayudhya Public Company Limited (KS)

KS is a major subsidiary of BTMU in Thailand. KS provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium-sized enterprises, and large corporations mainly in Thailand. In addition, KS’s consolidated subsidiaries include a major credit card issuer in Thailand as well as a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand.

In January 2015, BTMU integrated its Bangkok Branch with KS to comply with the Thai regulatory requirement generally referred to as the “one presence” policy, which limits financial conglomerates to a single licensed deposit taking entity in Thailand. As of March 31, 2015, BTMU holds a 76.88% ownership interest in KS. By combining KS’s local franchise with competitive presence in the retail and SME banking markets in Thailand with BTMU’s global financial expertise, we seek to offer a wider range of high-value financial services to a more diverse and larger customer base.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any adverse changes in the business of Bank of Ayudhya, an indirect subsidiary in Thailand, could significantly affect our results of operations.”

Activities in Asia

We have been expanding our operations in Asia in an effort to further develop our businesses abroad. We have opened three overseas branches since January 2014, namely, Bangalore Branch in India, BTMU (China) Suzhou branch, and Yangon branch in Myanmar.

Global Markets Business Group

The Global Markets Business Group became the current business group on July 1, 2012 to cover the businesses specialized in financial markets products such as sales and trading, asset and liability management, and strategic investments globally on a group-wide basis.

The establishment of the Global Markets Business Group resulted in the expansion of the coordination between the Global Business Group and the Global Markets Business Group at BTMU and the collaboration between the two Groups and MUSHD’s foreign subsidiaries on some of those subsidiaries’ sales and trading businesses. Through this collaboration, we sought to strengthen the cooperation between BTMU and MUSHD of their markets businesses and to expand our client base while improving our trading capabilities to seize interest rate and foreign exchange market opportunities for loans and corporate bond transactions. In April 2014, MUTB began to participate in the Global Markets Business Group in an effort to more fully enhance our group-wide capabilities.

Sales and Trading

We provide financing, hedging, and investing solutions to our retail, corporate, institutional, and governmental clients, through foreign exchange, bonds, equities, derivatives, and money market products. We are actively developing innovative financial products and services to offer and provide through our global network, which is designed to promptly meet diverse customer requirements.

Asset and Liability Management

We manage our interest and liquidity risks residing in our balance sheets through, among other things, transactions designed to manage profit and loss impact attributable to interest rate movements based on our balance sheet forecasts, while aiming to maximize our profit at the same time primarily by investing in highly liquid government bonds such as Japanese government bonds and U.S. treasury bonds and also by utilizing other financial products such as interest rate swaps and cross currency swaps.

Strategic Investments

We seek to enhance our profitability and diversify our portfolios by investing in financial products such as corporate bonds and funds.

Global Strategic Alliance with Morgan Stanley

As of March 31, 2015, we held approximately 432 million shares of Morgan Stanley’s common stock representing approximately 21.9 % of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $ 521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

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

We have also expanded the scope of our global strategic alliance with Morgan Stanley into other geographies and businesses, including (1) a loan marketing joint venture that provides clients in the United States with access to the world-class lending and capital markets services from both companies, (2) an agreement to establish business referral arrangements in Asia, Europe, the Middle East and Africa, covering capital markets, loans, fixed income sales and other businesses, (3) a global commodities referral agreement whereby BTMU and its affiliates refer clients in need of commodities-related hedging solutions to certain affiliates of Morgan Stanley, and (4) an employee secondment program to share best practices and expertise in a wide range of business areas.

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

Competition

We face strong competition in all of our principal areas of operations. The structural reforms in financial industry regulations and recent developments in financial markets have resulted in some significant changes in the Japanese financial system and prompted banks to merge or reorganize their operations, thus changing the nature of competition from other financial institutions as well as from other types of businesses.

Japan

Since their formation in 2000 and 2001, the so-called Japanese “mega bank” groups, including us, the Mizuho Financial Group and the Sumitomo Mitsui Financial Group, have continued to expand their businesses and take measures designed to enhance their financial group capabilities. For example, in December 2014, the Sumitomo Mitsui Financial Group announced its agreement with Citigroup Inc., under which SMBC Trust Bank, Ltd., a subsidiary of Sumitomo Mitsui Financial Group, will acquire the retail banking business of Citibank Japan, Ltd. in October 2015, subject to regulatory approvals. In July 2013, Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. merged, and the merged entity presently operates under the corporate name of “Mizuho Bank, Ltd.”

Heightened competition among the mega bank groups is currently expected in various financial sectors as they have recently announced plans to expand, or have expanded, their respective businesses. For example, in the securities sector, in May 2010, in conjunction with Morgan Stanley, we created two securities joint venture companies in Japan, MUMSS and MSMS, by integrating the operations of MUS and Morgan Stanley Japan. In January 2013, Mizuho Securities and Mizuho Investors Securities Co., Ltd. merged. For a discussion of the two securities joint venture companies created by us and Morgan Stanley, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”

In the retail business sector, customers often have needs for a broad range of financial products and services, such as investment trusts and insurance products. Recently, competition has increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand. Increased competition is expected following the introduction in January 2014 of the Japanese individual savings account system, generally referred to as the NISA program, which offers tax exemptions on capital gains and dividend income for investments up to ¥1 million a year for a maximum of five years. In addition, in March 2015, Sumitomo Mitsui Trust Bank announced its agreement with Citigroup Inc., to acquire all of the issued shares of Citi Cards Japan, Inc., which operates Citigroup’s credit card business in Japan.

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

In the consumer finance sector, recent regulatory reforms and legal developments have negatively impacted the business environment, resulting in failures of several consumer finance companies and intensified competition among consumer finance companies that have remained in business, particularly among those affiliated with the mega banks. In April 2012, Promise Co., Ltd. became a wholly owned subsidiary of the Sumitomo Mitsui Financial Group, and changed its name as SMBC Consumer Finance Co., Ltd. in July 2012. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

The trust assets business is an area that is becoming increasingly competitive because of regulatory changes in the industry that have expanded the products and services that can be offered since the mid-2000s. In addition, there is growing corporate demand for changes in the trust regulatory environment, such as reforms of the pension system and related accounting regulations under Japanese GAAP. Competition may increase in the future as changes are made to respond to such corporate demand and regulatory barriers to entry are lowered. In

April 2011, Sumitomo Trust and Banking and Chuo Mitsui Trust Holdings, Inc. established Sumitomo Mitsui Trust Holdings, Inc., a holding company, to integrate their operations. In April 2012, Sumitomo Trust and Banking, The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited, the three trust bank subsidiaries of Sumitomo Mitsui Trust Holdings, merged, and the surviving entity was renamed Sumitomo Mitsui Trust Bank, Limited. In March 2015, the Mizuho Financial Group announced plans to integrate Mizuho Asset Management Co., Ltd., Shinko Asset Management Co., Ltd. and the asset management business of Mizuho Trust & Banking Co., Ltd., all of which are asset management subsidiaries of the Mizuho Financial Group in Japan, and DIAM Co., Ltd., which is an asset management joint venture between the Mizuho Financial Group and Dai-ichi Life Insurance Company in Japan. On July 1, 2015, two of our asset management subsidiaries in Japan, Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd. merged, and the surviving entity presently operates under the corporate name of “Mitsubishi UFJ Kokusai Asset Management Co., Ltd.” As a result, competition is expected to intensify in the asset management and trust assets businesses.

In recent years, the Japanese government has identified several governmental financial institutions as candidates to privatize. In particular, the privatization of the Japan Post Group companies could substantially increase competition within the financial services industry as Japan Post Bank Co., Ltd. is one of the world’s largest holders of deposits. Although the Japanese government’s privatization plan for the Japan Post Group companies was suspended in December 2009, a revised postal privatization law became effective in May 2012, allowing the government to commence its sales of shares in the Japan Post Group companies. The revised law requires Japan Post Holdings Co., Ltd. to make efforts to sell its shares in Japan Post Bank and Japan Post Insurance Co., Ltd. as soon as possible but does not provide a specific deadline. In December 2014, plans were announced for the public listing in Japan of shares of Japan Post Holdings, Japan Post Bank and Japan Post Insurance in or after the middle of the fiscal year ending March 31, 2016, but remain subject to further government action. Additionally, under the revised law, Japan Post Bank and Japan Post Insurance may enter into new business areas upon obtaining government approvals, and if the government’s equity holdings decrease to a certain level, the two companies will be allowed to enter into new business areas upon submission of a notice to the government. In such case, the Japan Post Group companies may seek to enter into new financial businesses and increasingly compete with us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally” and “—B. Business Overview—The Japanese Financial System—Government Financial Institutions.”

The mega bank groups face significant competition with other financial groups as well as companies that have traditionally not been engaged in banking services. For example, the Nomura Group has been a major player in the securities market in Japan. In addition, various Japanese non-bank financial institutions and non-financial companies have entered into the Japanese banking sector. For example, Orix Corporation, a non-bank financial institution, as well as the Seven & i Holdings Co., Ltd., Sony Corporation and Aeon Co., Ltd., which were non-financial companies, offer various banking services, often through non-traditional distribution channels.

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

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business. For example, Japanese mega banks, including us, and other major international banks have been expanding their operations in the Asian market, where leading local banks also have been growing and increasing their presence recently. Furthermore, we are aiming to expand our retail and small and medium-sized enterprise businesses along with our corporate banking business in South East Asia through our acquisition of KS in Thailand, and compete with leading local banks in such businesses.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of May 7, 2015):

•	ordinary banks (125 ordinary banks and 54 foreign commercial banks with ordinary banking operations); and

•	trust banks (16 trust banks, including two Japanese subsidiaries of foreign financial institutions).

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

The city banks are generally considered to constitute the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo and Osaka, and operate nationally through networks of branch offices. The city banks provide a wide variety of banking and other financial products and services to large corporate customers, including the major industrial companies in Japan, as well as small and medium-sized companies and retail customers.

With some exceptions, the regional banks tend to be much smaller in terms of total assets than the city banks. Each of the regional banks is based in one of the Japanese prefectures and extends its operations into neighboring prefectures. Their customers are mostly regional enterprises and local public utilities. The regional banks also lend to large corporations. In line with the recent trend among financial institutions toward mergers or business tie-ups, various regional banks have announced or are currently negotiating or pursuing integration transactions.

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

In addition to ordinary banks and trust banks, other private financial institutions in Japan, including banks operated by non-financial companies, shinkin banks, or credit associations, and credit cooperatives, are engaged primarily in making loans to small businesses and individuals.

Government Financial Institutions

There are a number of government financial institutions in Japan, which are corporations wholly owned by the government and operate under the government’s supervision. Their funds are provided mainly from government sources. Certain types of operations undertaken by these institutions have been or are planned to be assumed by, or integrated with the operations of, private corporations through privatizations and other measures.

Among them are the following:

•

The Development Bank of Japan, which was established for the purpose of contributing to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries, and which was reorganized as a joint stock company in October 2008 as part of its ongoing privatization process, with the government being required by law to continue to hold 50% or more of the shares in the bank until the completion of certain specified investment operations, which the bank is required to endeavor to achieve by March 2026, and more than one-third for an unspecified period thereafter;

•

Japan Finance Corporation, which was formed in October 2008, through the merger of the international financial operations of the former Japan Bank for International Cooperation, National Life Finance Corporation, Agriculture, Forestry and Fisheries Finance Corporation, and Japan Finance Corporation for Small and Medium Enterprise, for the primary purposes of supplementing and encouraging the private financing of exports, imports, overseas investments and overseas economic cooperation, and supplementing private financing to the general public, small and medium-sized enterprises and those engaged in agriculture, forestry and fishery. In April 2012, Japan Finance Corporation spun off its international operations to create Japan Bank for International Cooperation as a separate government-owned entity;

•

Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, and which was reorganized as an incorporated administrative agency and started to specialize in securitization of housing loans in April 2007; and

•

The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. The Japanese government’s privatization plan for the Japan Post Group companies was suspended in December 2009. In May 2012, a revised postal privatization law became effective, allowing the government to commence its sales of shares in the Japan Post Group companies in the future. In December 2014, plans were announced for the public listing in Japan of shares of Japan Post Holdings, Japan Post Bank and Japan Post Insurance in or after the middle of the fiscal year ending March 31, 2016, but remain subject to further government action.

Supervision and Regulation

Japan

Supervision.    The FSA, is responsible for supervising and overseeing financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses capital adequacy, inspections and reporting to banks and bank holding companies, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions for them. As a result of the amendments to the Banking Law and the Financial Instruments and Exchange Law, effective as of June 2009, firewall regulations that separate bank holding companies or banks from affiliated securities companies have become less stringent. On the other hand, bank holding companies, banks and other financial institutions are required to establish an appropriate system to better cope with conflicts of interest that may arise from their business operations.

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

Bank holding company regulations.    A bank holding company is prohibited from carrying out any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary, any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiaries of a bank holding company.

Capital adequacy.    The capital adequacy guidelines adopted by the FSA that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements, or BIS.

The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. The agreement on Basel III includes the following: (1) raising the quality of capital to ensure banks are able to better absorb losses both on a going concern basis and on a gone concern basis, (2) increasing the risk coverage of the capital framework, in particular for trading activities, securitizations, exposures to off-balance sheet vehicles and counterparty credit exposures arising from derivatives, (3) raising the level of minimum capital requirements, including an increase in the minimum common equity requirement from 2% to 4.5%, which was phased in between January 1, 2013 and the end of the calendar year 2014, and a capital conservation buffer of 2.5%, which is expected to be phased in between January 1, 2016 and the end of the calendar year 2018, bringing the total common equity requirement to 7%, (4) introducing an internationally harmonized leverage ratio to serve as a backstop to the risk-based capital measure and to contain the build-up of excessive leverage in the system, (5) raising standards for the supervisory review process (Pillar 2) and public disclosures (Pillar 3), together with additional guidance in the areas of valuation practices, stress testing, liquidity risk management, corporate governance and compensation, (6) introducing minimum global liquidity standards consisting of both a short term liquidity coverage ratio and a longer term structural net stable funding ratio, and (7) promoting the build-up of capital buffers that can be drawn down in periods of stress, including both a capital conservation buffer and a countercyclical buffer to protect the banking sector from periods of excess credit growth.

Certain provisions of Basel III have been adopted by the FSA for Japanese banking institutions with international operations conducted by their foreign offices. Under Basel III, Common Equity Tier 1, Tier 1 and total capital ratios are used to assess capital adequacy, which ratios are determined by dividing applicable capital components by risk-weighted assets. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

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

Tier 2 capital generally consists of:

•	Basel III compliant deferred obligations,

•	during the transition period, capital that meets Tier II requirements under the former Basel II standards,

•	allowances for credit losses, and

•	non-controlling interests in subsidiaries’ Tier 2 capital instruments.

Subject to transitional measures, certain items including 45% of unrealized profit on available-for-sale securities and revaluation of land are reflected in Tier 2 capital with the amounts progressively decreasing over time.

In order to qualify as Tier 1 or Tier 2 capital under Basel III, applicable instruments such as preferred shares and subordinated debt must have a clause in their terms and conditions that requires them to be written-off or forced to be converted into common stock upon the occurrence of certain trigger events.

Risk-weighted assets are the sum of risk-weighted assets compiled for credit risk purposes, quotient of dividing the amount equivalent to market risk by 8%, and quotient of dividing the amount equivalent to operational risk by 8%, and also include any amount to be added due to transitional measures as well as floor adjustments, if necessary. Risk-weighted assets include the capital charge of the credit valuation adjustment (CVA), the credit risk related to asset value correlation multiplier for large financial institutions, the 250% risk-weighted threshold items not deducted from Common Equity Tier 1 capital, and certain Basel II capital deductions that were converted to risk-weighted assets under Basel III, such as securitizations and significant investments in commercial entities. Certain Basel III provisions were adopted by the FSA with transitional measures and became effective March 31, 2013.

The capital ratio standards applicable to us are as follows:

•	a minimum total capital ratio of 8.0%,

•	a minimum Tier 1 capital ratio of 6.0%, and

•	a minimum Common Equity Tier 1 capital ratio of 4.5%.

These minimum capital ratios are applicable to MUFG on a consolidated basis and to BTMU and MUTB on a consolidated as well as stand-alone basis.

We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2015, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.6%.

The Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board, or FSB identified us as a G-SIB in its most recent annual report published in November 2014, and indicated that, as a G-SIB, we will be required to hold an additional 1.5% of Common Equity Tier 1 capital. The group of banks identified as G-SIBs is expected to be updated annually, and the stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

In determining capital ratios under the FSA guidelines reflecting Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2015. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUAH has adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel III, we reflect operational risk in the risk-weighted assets by applying the Standardized Approach as of March 31, 2011 and the Advanced Measurement Approach from March 31, 2012. The Basel Committee on Banking Supervision has issued proposals to revise the current market risk framework, including stricter measures relating to some of our investment securities portfolio. Under the current proposals, certain financial instruments that we hold, including investment securities, could become subject to stricter trading book capital requirements. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Operational Risk Management.”

Developments relating to international bank capital regulatory standards. In November 2014, the FSB issued, for public consultation, policy proposals consisting of a set of principles and a detailed term sheet on the adequacy of loss-absorbing and recapitalization capacity for G-SIBs. The proposals have been developed by the FSB in consultation with the Basel Committee on Banking Supervision and will, once finalized, form a new minimum standard of total loss-absorbing capacity, or TLAC. The new TLAC standard is designed to provide home and host authorities with confidence that G-SIBs have sufficient capacity to absorb losses, both before and during resolution, and enable resolution authorities to implement a resolution strategy that minimizes any impact on financial stability and ensures the continuity of critical economic functions. The proposal requires G-SIBs to meet this new standard no earlier than January 1, 2019.

In November 2014, the Basel Committee on Banking Supervision released “Reducing excessive variability in banks’ regulatory capital ratios,” a report prepared for the G20 Leaders at the Brisbane Summit. The report set forth the Committee’s proposals in three areas designed to improve consistency and comparability in bank capital ratios and restore confidence in risk-weighted capital ratios. Specifically, the proposed policy measures included

(1) revising the standardized approaches and using the revised standardized approaches as the basis for a capital floor, (2) strengthening the disclosure requirements related to risk weights, and (3) enhancing the monitoring of risk-weighted asset variability through hypothetical portfolio exercises. The report also sets forth a roadmap for revising approaches for measuring credit risk, market risk and operational risk. The Committee is expected to finalize the revisions of the standardized approaches for all of these risk categories, capital floors, and credit risk and market risk internal models by the end of 2015 following the public consultation process. The Committee has published consultation papers relating to these topics except the revisions of credit risk internal models.

In June 2015, the Basel Committee on Banking Supervision released a consultative document on the risk management, capital treatment and supervision of interest rate risk in the banking book, or IRRBB. IRRBB refers to the current or prospective risk to a financial institution’s capital and earnings arising from adverse movements in interest rates that affect the institution’s banking book positions. The Committee’s proposal is designed to help ensure that banks have appropriate capital to cover potential losses from exposures to changes in interest rates and to limit capital arbitrage between the trading book and the banking book as well as between banking book portfolios that are subject to different accounting treatments. The consultative document presents two options for the regulatory treatment of IRRBB. First, under a standardized minimum capital requirement approach, a uniform Pillar 1 measure would be applied to calculate minimum capital requirements for IRRBB. Second, an enhanced market discipline approach would be an alternative to the first approach, which combines a methodology to assess a bank’s capital adequacy with respect to IRRBB, guidance for supervisory responses, disclosure requirements, and a review process and a quantitative assessment of the effectiveness of the implementation of the approach. We are currently reviewing and assessing the potential impact of the Committee’s proposal on us. Additional capital requirements to cover IRRBB may significantly affect the function of maturity transformation and the regulatory capital management of banks, including us.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, inspecting their accounts and reviewing their compliance with laws and regulations, the FSA monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The FSA applies the Financial Inspection Rating System, or FIRST, to major banks. By providing inspection results in the form of graded evaluations (i.e., ratings), the FSA expects this rating system to motivate financial institutions to voluntarily improve their management and operations. Additionally, the FSA currently takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: (1) optimal combination of rules-based and principles-based supervisory approaches, (2) timely recognition of priority issues and effective responses, (3) encouraging voluntary efforts by financial firms and placing greater emphasis on providing them with incentives, and (4) improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision.

In September 2014, the FSA announced its updated policy for monitoring financial institutions, which places a greater emphasis on (i) ending Japan’s deflation and building an economic growth cycle, and (ii) maintaining the soundness and integrity of the financial system and financial institutions so as to ensure the availability of efficient and stable financial services in Japan. Under the new policy, the FSA is expected to increase monitoring of, and communication with, financial institutions, particularly large global financial institutions, including us, and enhance cooperation with financial regulatory bodies in other jurisdictions.

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

Laws limiting shareholdings of banks.    The provisions of the Antimonopoly Act that generally prohibit a bank from holding more than 5% of another company’s voting rights do not apply to a bank holding company. However, the Banking Law prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies. In June 2013, the Diet amended various financial regulation related laws, including the Banking Law, which includes certain deregulations on restrictions for shareholdings by banks, as described above.

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

Anti-money laundering laws.    Under the Act on Prevention of Transfer of Criminal Proceeds, banks and other financial institutions are required to report to the responsible ministers—in the case of banks, the Commissioner of the FSA—any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activities. In November 2014, the Diet passed amendments to the Law for Prevention of Transfer of Criminal Proceeds, which, among others, clarify the method to determine whether any transaction falls under “suspicious transactions” and set forth the matters to be confirmed when a bank enters into a correspondence contract.

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

Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. All deposits are subject to the ¥10 million maximum, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (“settlement accounts”). Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2015, the Deposit Insurance Corporation charges insurance premiums equal to 0.054% per year on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.041% per year on the deposits in other accounts.

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

In June 2013, the Diet passed amendments to the Deposit Insurance Act, which established a new procedures for the orderly processing of assets and liabilities of distressed financial institutions to stabilize the financial system, and expanded the scope of financial institutions covered by the new procedures to include financial holding companies, securities firms and insurance companies. Under the new procedures, in case a designated financial institution becomes distressed, such financial institution will be subject to compulsory management of its operations and assets and receive financial assistance in the form of loans or subscription of shares. These amendments became effective on March 6, 2014.

Further, the Act on Special Measures for Strengthening of Financial Function enables the Japanese government to take special measures to strengthen the capital of financial institutions. Under the act, banks and other financial institutions may apply to receive capital injections from the Deposit Insurance Corporation, subject to government approval, which will be granted subject to the fulfillment of certain requirements, including, among other things, the improvement of profitability and efficiency, facilitation of financing to small and medium-sized business enterprises in the local communities, and that the financial institution be not insolvent. In response to the Great East Japan Earthquake in March, 2011, the act was revised in July 2011, adding a special case for the financial institutions suffering damage from the disaster. The requirement to create an improvement plan of profitability and efficiency is eased for such financial institutions. Moreover, the application deadline has been extended from March 31, 2012 to March 31, 2017.

Regulatory Developments Relating to Lending to Small and Medium-sized Firms and Others.    The Act Concerning Temporary Measures to Facilitate Financing for Small and Medium-sized Firms and Others required financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayment by employing methods such as modifying the term of loans at the request of eligible borrowers, including small and medium-sized firms and individual home loan borrowers. This legislation also required financial institutions to internally establish a system to implement the requirements of the legislation and periodically make public disclosure of and report to the relevant authority on the status of implementation. Although this legislation expired on March 31, 2013, the FSA continues to encourage financial institutions to continue to provide support to small and medium-sized firms by revising the Inspection Manual, Supervisory Policy and Ordinance for Enforcement of the Baking Law in order to encourage financial institutions to modify the terms of loans, provide smooth financing, and take active roles in supporting operations of such firms.

The Act on the Protection of Personal Information.    With regard to protection of personal information, the Act on the Protection of Personal Information requires, among other things, Japanese banking institutions to limit the use of personal information to the stated purposes and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the act, the FSA may advise or order the bank to take proper action. In addition, the Banking Law and the Financial Instruments and Exchange Law contain certain provisions with respect to appropriate handling of customer information.

Act on the Use of Personal Identification Numbers in the Administration of Government Affairs.    Pursuant to the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs, which will become effective on October 5, 2015, the Japanese government will adopt a Social Security and Tax Number System, which is designed to (1) improve social security services, (2) enhance public convenience in obtaining government services, and (3) increase the efficiency of the administration of government affairs. Under this system, a 12-digit unique number will be assigned to each person resident in Japan to identify and manage information relating to the person for government service and tax purposes. Effective October 2015, financial institutions are required to implement measures to ensure that such customer information will be protected from inappropriate disclosure and other unauthorized use. We are designing modifications to our customer information systems to comply with the new requirements relating to the personal identifications numbers.

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

Recent Regulatory Actions.    In May 2015, kabu.com Securities. Co., Ltd., a securities subsidiary in Japan, received a business improvement order from the FSA under Article 51 of the Financial Instruments and Exchange Act for failing to appropriately operate and manage its information and communication systems. In response to the administrative order, kabu.com Securities submitted to the FSA and announced a business improvement plan in June 2015.

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

Foreign Corrupt Practices Act.    In recent years, U.S. regulatory and enforcement agencies including the SEC and the U.S. Department of Justice have significantly increased their enforcement efforts of the Foreign Corrupt Practices Act, or the FCPA. The FCPA prohibits U.S. securities issuers, U.S. domestic entities, and parties doing substantial business within the United States (including their shareholders, directors, agents, officers, and employees) from making improper payments to non-U.S. government officials in order to obtain or retain business. The FCPA also requires U.S. securities issuers to keep their books and records in detail, accurately, and in such a way that they fairly reflect all transactions and dispositions of assets. Those enforcement efforts have targeted a wide range of U.S. and foreign-based entities and have been based on a broad variety of alleged fact patterns, and in a number of cases have resulted in the imposition of substantial criminal and civil penalties or in agreed payments in settlement of alleged violations. Failure of a financial institution doing business in the United States to maintain adequate policies, procedures, internal controls, and books and records on a global basis that address compliance with FCPA requirements could in some cases have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs and the imposition of fines and other monetary penalties.

Regulatory Reform Legislation.    In response to the global financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, new legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that would affect financial institutions operating in the United States, including our U.S. operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Many aspects of the legislation require subsequent regulatory action by supervisory agencies for full implementation. Key provisions that impact our operations are summarized below. However certain regulatory rules under the Dodd-Frank Act are not yet finalized, require further interpretive guidance by the relevant supervisory agencies, or do not yet require us to fully implement compliance procedures. Accordingly, while the legislation will have an impact on our operations, we are unable to assess with certainty the full degree of impact of the Dodd-Frank Act on our operations at this time.

Among the components of the Dodd-Frank Act that have impacted or may impact our operations are the provisions relating to the “Volcker Rule,” enhanced prudential standards (including capital, liquidity, and structural requirements), resolution plans, credit reporting, derivatives regulation, incentive-based compensation, the establishment of the Consumer Financial Protection Bureau, and debit interchange fees. Although certain of the regulatory rules regarding the foregoing components are still pending, as noted above, based on information currently available to us, other than the Volcker Rule and derivatives regulations as discussed below, the impact of these components is expected to be mainly limited to our U.S. operations and not to be material to us on a consolidated basis. We intend to continue to monitor developments relating to the Dodd-Frank Act and the potential impact on our activities inside and outside of the United States.

With respect to the Dodd-Frank Act provisions related to enhanced prudential standards, in February 2014 the FRB issued final rules that established enhanced prudential standards for the U.S. operations of foreign banking organizations such as MUFG. These rules will require us to organize by July 2016 all of our U.S. bank and non-bank subsidiaries under a U.S. intermediate holding company that would be subject to U.S. capital requirements and enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. Under these rules, we will be required to change the structure of our U.S. operations, including the manner in which we oversee and manage those operations, and may be required to inject capital into our U.S. operations. The rules require foreign banking organizations that have U.S. non-branch assets of $50 billion or more as of June 30, 2014, including MUFG, to have filed an Implementation Plan with the FRB by January 1, 2015, describing how we intend to meet the requirements of the rules. MUFG has filed its Implementation Plan and received comments thereon from the FRB. MUFG is currently assessing those comments, making appropriate revisions to its Implementation Plan, and undertaking steps to comply with the Implementation Plan and the requirements of the enhanced prudential standards by the July 2016 effective date.

Under the enhanced prudential standards, we will be required to establish or designate a separately capitalized top-tier U.S. intermediate holding company, or IHC, to hold substantially all of our ownership interests in U.S. subsidiaries by July 1, 2016. Beginning on that date, our IHC will be subject, on a consolidated basis, to the risk-based capital requirements under the U.S. Basel III capital framework, capital planning and stress testing requirements, U.S. liquidity buffer requirements, and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of a similar size. The FRB will have the authority to examine the IHC and any of its subsidiaries. U.S. leverage requirements applicable to the IHC will take effect beginning in January 2018. The FRB has also stated that it intends, through future rulemakings, to apply the Basel III liquidity coverage ratio and net stable funding ratio to the U.S. operations of some or all large foreign banking organizations. Our combined U.S. operations, including BTMU’s and MUTB’s branches, will also be subject to certain requirements related to liquidity and risk management.

Our existing U.S. bank holding company subsidiary, MUAH, is subject to various U.S. prudential requirements and will become subject to others prior to our establishing the IHC. MUAH is currently subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. MUAH is also subject to capital planning and stress testing requirements and will remain subject to the capital planning and stress testing requirements and certain enhanced prudential standards until corresponding requirements applicable to the IHC become effective. On March 5, 2015, the Federal Reserve Board released the results of the 2015 Dodd-Frank Act stress tests, or DFAST. It found that, even in the severely adverse economic stress test scenario, MUAH would maintain capital ratios well above the required minimum levels. On March 11, 2015, the FRB announced that it had no objections to the capital plan submitted by MUAH as part of the 2015 Comprehensive Capital Analysis and Review, or CCAR.

The Volcker Rule was issued in final form by the Federal Reserve in December 2013. Under the Volcker Rule, we are required to cease conducting certain proprietary trading activities (i.e., trading in securities and financial instruments for our own account) subject to certain exceptions, including market-making, hedging, and underwriting activities if such activities are conducted within a rigorous compliance framework. We are also restricted from engaging in certain activities regarding hedge funds and private equity funds (covered funds). While the Volcker Rule excludes restrictions on such activities conducted solely outside of the United States, the regulatory definition of such exempted activities is narrow and complex and in some cases requires further clarification. Our proprietary trading and covered funds activities are generally executed outside of the United States, but certain activities within the United States could potentially fall within the scope of the Rule. We have undertaken steps that we believe are appropriate to bring our activities and investments into compliance with the Rule. Given the limited amount of potentially restricted activities in which we engage within the United States, we do not expect the proprietary trading or covered fund revenues attributable to our U.S. subsidiaries as a result of the implementation of the Volcker Rule to be material to our operations based on our current revenues attributable to the proprietary trading and covered fund activities conducted in our U.S. subsidiaries.

U.S. regulators have also begun to issue final regulations and regulatory determinations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. To date, BTMU and Mitsubishi UFJ Securities International, plc, or MUSI, have registered as swap dealers with the U.S. Commodity Futures Trading Commission, or CFTC. Depending on the final outcome of the regulations and regulatory determinations governing swaps and derivatives markets under the Dodd-Frank Act, as well as the activities of our other subsidiaries located inside and outside of the United States, our other subsidiaries may have to register as swap dealers with, or be subject to the regulations of, the CFTC and/or SEC. Regulation of swap dealers by the CFTC and SEC imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution, and other regulatory requirements on our operations, which may adversely impact our derivatives businesses and make us less competitive than those competitors that are not subject to the same regulations. Although many regulations applicable to swap dealers are already in effect, it is difficult to assess the full impact of these requirements because some of the most important regulatory determinations have not yet been implemented or finalized. For example, U.S. regulators are adopting guidance and rules on the application of U.S. regulations to activities of registered swap dealers outside of the United States. The potential extraterritorial application of swap dealer regulatory requirements could impose significant operational and compliance burdens on our swaps activities outside of the United States.

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

Capital Adequacy.    MUAH and MUB are required to maintain minimum capital ratios in accordance with rules issued by the U.S. Federal banking agencies. In July 2013, the U.S. Federal banking agencies issued final rules to implement the Basel Committee on Banking Supervision’s capital guidance for U.S. banking organizations, or U.S. Basel III. These rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. These rules supersede the U.S. federal banking agencies’ general risk-based capital rules generally referred to as Basel I, the advanced approaches rules generally referred to as Basel II, which are applicable to certain large banking organizations, and leverage rules, and are subject to certain transition provisions. MUAH is required to comply with the U.S. Basel III capital rules beginning January 2015, with certain provisions subject to a phase-in period, while MUB continues to be subject to the U.S. Basel III capital rules which became effective for advanced approaches institutions on January 1, 2014. The U.S. Basel III capital rules are scheduled to be substantially phased in by January 1, 2019.

For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and Note 21 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

During the fiscal year ended March 31, 2015, one of our non-U.S. affiliates engaged in business activities with entities in or affiliated with Iran, including counterparties owned or controlled by the Iranian government. These activities were consistent with rules and regulations applicable to the non-U.S. affiliate. Specifically, our non-U.S. banking subsidiary, BTMU, issued letters of credit and guarantees and provided remittance and other settlement services mainly in connection with customer transactions related to the purchase and exportation of Iranian crude oil to Japan, and in some cases, in connection with other petroleum-related transactions with Iran by its customers. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments, and were reviewed for compliance with applicable U.S. and non-U.S. laws and regulations. For the fiscal year ended March 31, 2015, the aggregate interest and fee income relating to these transactions was less than ¥130 million, representing less than 0.005% of our total interest and fee income. Some of these transactions were conducted through the use of non-U.S. dollar correspondent accounts and other similar settlement accounts maintained with BTMU outside the United States by Iranian financial institutions and other entities in or affiliated with Iran. In addition to such accounts, BTMU receives deposits in Japan from and provides settlement services in Japan to fewer than ten Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2015, the average aggregate balance of deposits held in these accounts represented less than 0.05% of the average balance of our total deposits. The fee income from the transactions attributable to these account holders was less than ¥5 million, representing less than 0.001% of our total fee income. BTMU also holds loans that were arranged prior to changes in applicable laws and regulations to borrowers in or affiliated with Iran, including entities owned by the Iranian government, the outstanding balance of which was less than ¥200 million, representing less than 0.001% of our total loans, as of March 31, 2015. For the fiscal year ended March 31, 2015, the aggregate gross interest and fee income relating to these loan transactions was less than ¥50 million, representing less than 0.005% of our total interest and fee income.

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

BTMU will continue to limit its participation in these types of transactions mainly to arrange financing transactions relating to customer imports of Iranian crude oil into Japan or authorized exports of humanitarian goods to Iran, maintain accounts in Japan of Iranian entities and individuals, and obtain interest and fee income and repayment of principal in connection with existing loans to borrowers in or affiliated with Iran, in each case to the extent permitted by applicable laws and regulations.

C.	Organizational Structure

The following chart presents our corporate structure summary as of March 31, 2015:

Notes:
(1)	On April 1, 2015, kabu.com Securities Co., Ltd. became a subsidiary of MUSHD, following MUSHD’s purchase of shares of kabu.com Securities from BTMU. Prior to the share purchase transaction, MUSHD held a 11.7% ownership interest, and BTMU held a 44.4% ownership interest, in kabu.com Securities. As a result of the share purchase transaction, MUSHD holds a 50.1% ownership interest, and BTMU holds a 6.0% ownership interest, in kabu.com Securities.
(2)	On July 1, 2015 Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd. merged. As the surviving entity, Mitsubishi UFJ Asset Management was renamed as “Mitsubishi UFJ Kokusai Asset Management Co., Ltd.” Prior to the merger, MUTB, MUFG and BTMU respectively held 50%, 25% and 25% ownership interests in Mitsubishi UFJ Asset Management, while MUSHD, BTMU and MUTB respectively held 82%, 10% and 7% ownership interests in KOKUSAI Asset Management. As a result of the merger, MUTB, MUSHD and BTMU respectively hold 51%, 34% and 15% ownership interests in the surviving entity.
(3)	Consumer finance subsidiaries.

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2015:

Notes:
(1)	On April 1, 2015, kabu.com Securities Co., Ltd. became a subsidiary of MUSHD, following MUSHD’s purchase of shares of kabu.com Securities from BTMU. Prior to the share purchase transaction, MUSHD held a 11.7% ownership interest, and BTMU held a 44.4% ownership interest, in kabu.com Securities. As a result of the share purchase transaction, MUSHD holds a 50.1% ownership interest, and BTMU holds a 6.0% ownership interest, in kabu.com Securities.

(2)	On July 1, 2015 Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd. merged. As the surviving entity, Mitsubishi UFJ Asset Management was renamed as “Mitsubishi UFJ Kokusai Asset Management Co., Ltd.” Prior to the merger, MUTB, MUFG and BTMU respectively held 50%, 25% and 25% ownership interests in Mitsubishi UFJ Asset Management, while MUSHD, BTMU and MUTB respectively held 82%, 10% and 7% ownership interests in KOKUSAI Asset Management. As a result of the merger, MUTB, MUSHD and BTMU respectively hold 51%, 34% and 15% ownership interests in the surviving entity.

D.	Property, Plant and Equipment

Premises and equipment as of March 31, 2014 and 2015 consisted of the following:

	As of March 31,
	2014	2015
	(in millions)
Land	¥403,184	¥409,271
Buildings	747,998	760,974
Equipment and furniture	929,939	615,540
Leasehold improvements	251,875	282,179
Construction in progress	27,606	35,773

Total	2,360,602	2,103,737
Less accumulated depreciation	1,123,954	1,121,532

Premises and equipment—net	¥1,236,648	¥982,205

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2015, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.

The following table presents the book values of our material offices and other properties as of March 31, 2015:

Book value
(in millions)
Owned land	¥409,271
Owned buildings	218,479

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2015, we invested approximately ¥ 162.8 billion, primarily for office renovations and relocation.

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

Summary of Our Recent Financial Results

The following table presents some key figures relating to our financial results:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions, except per share data)
Net interest income	¥1,871.1	¥1,961.3	¥2,231.5
Provision (credit) for credit losses	144.5	(106.4)	87.0
Non-interest income	2,068.0	1,821.0	2,845.1
Non-interest expense	2,378.7	2,468.3	2,726.9
Income before income tax expense	1,415.9	1,420.4	2,262.7
Net income before attribution of noncontrolling interests	1,119.9	1,082.5	1,596.6
Net income attributable to Mitsubishi UFJ Financial Group	1,069.1	1,015.4	1,531.1
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	74.16	69.98	107.50

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥1,531.1 billion for the fiscal year ended March 31, 2015, an increase of ¥515.7 billion from ¥ 1,015.4 billion for the fiscal year ended March 31, 2014. Domestic net income attributable to Mitsubishi UFJ Financial Group was ¥410.7 billion, and foreign net income attributable to Mitsubishi UFJ Financial Group was ¥1,120.4 billion, for the fiscal year ended March 31, 2015. Asia and Oceania excluding Japan, Europe, the United States, and other areas including Canada, Latin America, the Caribbean and the Middle East contributed ¥358.6 billion, ¥309.8 billion, ¥187.3 billion and ¥ 264.7 billion, respectively, to foreign net income.

For the fiscal year ended March 31, 2015, our domestic revenue, which consists of interest income and non-interest income attributable to our operations in Japan, was ¥3,016.4 billion, while our total foreign revenue, which consists of interest income and non-interest income attributable to our operations outside of Japan, was ¥2,723.3 billion, with revenue attributable to our operations in Asia and Oceania excluding Japan contributing ¥1,087.4 billion, the United States contributing ¥715.5 billion, and Europe contributing ¥521.4 billion. As a percentage of total revenue, domestic revenue decreased to 52.6% for the fiscal year ended March 31, 2015 from 71.6% for the previous fiscal year.

More specifically, our net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2015 mainly reflected the following:

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

Net interest income for the fiscal year ended March 31, 2015 was ¥ 2,231.5 billion, an increase of ¥270.2 billion from ¥1,961.3 billion for the fiscal year ended March 31, 2014. Interest income increased ¥372.3 billion while interest expense increased only ¥102.1 billion. The increase in interest income reflected higher interest income from foreign loans, foreign currency denominated investment securities and deposits in central banks primarily due to increased volumes of these assets as well as improved average interest rates on foreign loans. These increases were partially offset by a decrease in interest income from domestic loans due to lower interest rates and intensified competition among lending institutions, and a decrease in interest income from foreign trading account assets due to our reduced holding of such securities. The increase in interest expense reflected higher interest payments on foreign deposits due to an increased balance of such deposits as well as higher interest rates on such deposits reflecting the impact of the consolidation of Krungsri, and larger long-term debt primarily reflecting an increase in the balance of borrowings with longer maturities despite the lower interest rates on such long-term debt.

The average interest spread increased 0.01 percentage points to 0.90% for the fiscal year ended March 31, 2015 from 0.89% for the fiscal year ended March 31, 2014, reflecting an increase in the average interest rate for interest-earning assets, particularly foreign loans, and a comparatively limited increase in the average interest rate on interest-bearing liabilities.

The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013, and the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014:

	Fiscal Year Ended March 31, 2013 versus Fiscal Year Ended March 31, 2014			Fiscal Year Ended March 31, 2014 versus Fiscal Year Ended March 31, 2015
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥(22,455)	¥(48,533)	¥(70,988)	¥(23,228)	¥17,836	¥(5,392)
Foreign	254,092	(92,896)	161,196	194,317	81,225	275,542

Total	¥231,637	¥(141,429)	¥90,208	¥171,089	¥99,061	¥270,150

Note:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

The following table is a summary of the amount of interest-earning assets and interest-bearing liabilities, average interest rates, the interest rate spread and non-interest-bearing liabilities for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013		2014		2015
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥134,759.6	0.95%	¥135,087.3	0.87%	¥146,830.0	0.79%
Foreign	59,064.7	1.95	77,089.0	1.75	90,417.7	1.92

Total	¥193,824.3	1.25%	¥212,176.3	1.19%	¥237,247.7	1.22%

Financed by:
Interest-bearing liabilities:
Domestic	¥135,974.9	0.21%	¥141,878.0	0.18%	¥151,998.8	0.16%
Foreign	37,424.6	0.73	47,535.3	0.64	58,102.5	0.73

Total	173,399.5	0.32	189,413.3	0.30	210,101.3	0.32
Non-interest-bearing liabilities	20,424.8	—	22,763.0	—	27,146.4	—

Total	¥193,824.3	0.29%	¥212,176.3	0.26%	¥237,247.7	0.28%

Interest rate spread		0.93%		0.89%		0.90%
Net interest income as a percentage of total interest-earning assets		0.97%		0.92%		0.94%

Provision (credit) for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. When there is an improvement in asset quality, credit for credit losses is recorded to reduce the allowance for credit losses to an appropriate level. For the fiscal year ended March 31, 2015, we recorded ¥ 87.0 billion of provision for credit losses, compared to credit for credit losses of ¥106.4 billion for the previous fiscal year. The provision for credit losses recorded for the fiscal year ended March 31, 2015 mainly reflected significant deterioration in the operational and financial performance of a large borrower in the domestic electronics manufacturing industry. The credit for credit losses recorded for the previous fiscal year primarily reflected improvements in the repayment ability of a substantial number of large borrowers, resulting in upgrades of their borrower ratings.

Non-interest income.    Non-interest income consists of:

•	fees and commissions income, including:

•	fees and commissions on deposits,

•	fees and commissions on remittances and transfers,

•	fees and commissions on foreign trading business,

•	fees and commissions on credit card business,

•	fees and commissions on security-related services,

•	fees and commissions on administration and management services for investment funds,

•	trust fees,

•	guarantee fees,

•	insurance commissions,

•	fees and commissions on real estate business, and

•	other fees and commissions,

•

foreign exchange gains (losses)—net, which include foreign exchange gains (losses) related to derivative contracts (for example, foreign exchange gains (losses) on currency derivatives), foreign exchange gains (losses) on other than derivative contracts (for example, gains (losses) on foreign exchange transactions), and foreign exchange gains (losses) related to the fair value option (for example, foreign exchange gains (losses) on securities under the fair value option),

•

trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes, including assets relating to the following activities:

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

Of the two categories, trading purpose activities represent a smaller portion of our trading account profits,

•	investment securities gains (losses)—net, which primarily include net gains or losses on sales and impairment losses on available-for-sale securities,

•

equity in earnings (losses) of equity method investees—net, which includes our equity interest in the earnings of our equity investees and impairment losses on our investments in equity method investees,

•	gains on sales of loans, and

•	other non-interest income.

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions)
Fees and commissions income	¥1,160.9	¥1,294.1	¥1,401.0
Foreign exchange losses—net	(39.0)	(61.8)	(113.1)
Trading account profits (losses)—net	570.3	(33.9)	1,148.7
Investment securities gains—net	156.0	303.5	154.7
Equity in earnings of equity method investees—net	60.2	110.5	172.9
Gains on sales of loans	14.8	17.7	15.0
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	115.2	—
Other non-interest income	144.8	75.7	65.9

Total non-interest income	¥2,068.0	¥1,821.0	¥2,845.1

Fees and commissions income for the fiscal year ended March 31, 2015 was ¥ 1,401.0 billion, an increase of ¥106.9 billion from ¥1,294.1 billion for the fiscal year ended March 31, 2014. The increase reflected a positive impact of the consolidation of Krungsri especially in fees and commissions on remittances and transfers, credit card business, insurance business, and administration and management services for investment funds.

Net foreign exchange losses for the fiscal year ended March 31, 2015 were ¥ 113.1 billion, compared to ¥61.8 billion of net foreign exchange losses for the fiscal year ended March 31, 2014. This was mainly due to lower net foreign exchange gains related to the fair value option. The Japanese yen depreciated against almost all the major foreign currencies in the fiscal year ended March 31, 2014, and while the Japanese yen generally remained on a depreciating trend against other major currencies in the fiscal year ended March 31, 2015, the rate of depreciation was smaller particularly against the U.S. dollar and the depreciating trend reversed against the euro for extended periods. The decrease was partially offset by lower foreign exchange losses on other than derivative contracts.

We recorded net trading account profit of ¥ 1,148.7 billion for the fiscal year ended March 31, 2015, compared to net trading account losses of ¥33.9 billion for the previous fiscal year. This was attributable to higher fair values of foreign bonds, including U.S. Treasury bonds, due to a decrease in interest rates in the United States. The improvement was also attributable to higher fair values of German and French government bonds as our banking subsidiaries increased their holdings of such bonds and interest rates in Europe decreased due to stagnant economic conditions in the region. The trading business in our securities subsidiaries also contributed to the improvement.

Net investment securities gains for the fiscal year ended March 31, 2015 were ¥ 154.7 billion, a decrease of ¥148.8 billion from ¥303.5 billion for the fiscal year ended March 31, 2014. The decrease was partly attributed to a decrease in net gains on sales of available-for-sale debt securities, reflecting reduced volumes of sales of Japanese government bonds mainly in our commercial banking subsidiaries, compared to the previous fiscal year when we decreased our holdings of such bonds as part of our asset and liability management and interest rate risk management measures. The decrease was also due to lower net gains on sales of preferred securities, compared to the previous fiscal year when our banking subsidiaries reported higher gains on sales of preferred securities related to a specific customer.

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2015 was ¥ 172.9 billion, compared to ¥110.5 billion for the previous fiscal year, mainly due to higher earnings of our equity method investees such as Morgan Stanley.

Non-interest expense.    Non-interest expense consists of:

•	salaries and employee benefits, which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net, which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses, which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing, which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premise and equipment, which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets, which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets, which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

•

insurance premiums, including deposits insurance, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan,

•	communications, which include the amount of money paid for communications such as postal services and telecommunications,

•	taxes and public charges, which include the amount of tax payments and other public charges,

•

provision for repayment of excess interest, which includes the amount of money reserved for the estimated amount of repayment of excess interest payments received in our consumer finance and credit card subsidiaries,

•	impairment of goodwill, which includes the amount of reductions in the carrying amount of goodwill recorded in connection with the acquisition of companies in excess of its fair value, and

•	other non-interest expenses.

The following table is a summary of our non-interest expense for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions)
Salaries and employee benefits	¥932.4	¥1,029.6	¥1,097.5
Occupancy expenses—net	151.1	158.4	168.7
Fees and commission expenses	209.8	222.0	248.1
Outsourcing expenses, including data processing	198.1	216.7	241.7
Depreciation of premises and equipment	94.0	103.7	108.6
Amortization of intangible assets	207.6	198.1	222.4
Impairment of intangible assets	3.4	0.3	0.7
Insurance premiums, including deposit insurance	98.7	101.1	115.5
Communications	47.1	50.9	54.7
Taxes and public charges	66.9	69.5	96.6
Other non-interest expenses	369.6	318.0	372.4

Total non-interest expense	¥2,378.7	¥2,468.3	¥2,726.9

Non-interest expense for the fiscal year ended March 31, 2015 was ¥2,726.9 billion, an increase of ¥258.6 billion from ¥2,468.3 billion for the fiscal year ended March 31, 2014. This increase was partly attributable to an increase in salaries and employee benefits as well as an increase in other non-interest expenses, reflecting BTMU’s payment of $315 million, or ¥34.5 billion, to the DFS. See “—Recent Developments.”

Core Business Groups

We operate our main businesses under an integrated business group system. This integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five groups—Retail, Corporate, Trust Assets, Global, and Global Markets, each of which is treated as a business segment. These five businesses serve as the core sources of our revenue. For the fiscal year ended March 31, 2015, in addition to these five integrated business groups, Krungsri, our banking subsidiary in Thailand, was treated as a business segment. Operations that were not covered under the integrated business group system and Krungsri, which mainly consists of the corporate center of MUFG, BTMU, MUTB and MUMSS and the elimination of net revenues among business segments, were classified under Other. For further information, see “—A. Operating Results—Business Segment Analysis.”

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

The following table sets forth the relative contributions to operating profit for the fiscal year ended March 31, 2015 of the five core business groups, Krungsri and other based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Krungsri	Integrated Global Markets Business Group	Other	Total
				Other than MUAH	MUAH	Total
	(in billions)
Net revenue	¥1,311.3	¥965.2	¥172.2	¥668.6	¥442.4	¥1,111.0	¥240.3	¥609.4	¥(22.5)	¥4,386.9
Operating expenses	964.2	448.1	102.1	341.0	298.1	639.1	123.7	191.3	243.0	2,711.5

Operating profit (loss)	¥347.1	¥517.1	¥70.1	¥327.6	¥144.3	¥471.9	¥116.6	¥418.1	¥(265.5)	¥1,675.4

Summary of Our Recent Financial Condition

The following table presents some key asset figures:

	As of March 31,
	2014	2015
	(in trillions)
Total assets	¥253.66	¥280.89
Net loans	109.18	117.21
Loans, net of unearned income, unamortized premiums and deferred loan fees	110.28	118.27
Allowance for credit losses	(1.10)	(1.06)
Investment securities	55.33	52.21
Available-for-sale securities	51.89	47.49
Held-to-maturity securities	2.71	4.13
Trading account assets	40.65	46.90
Trading securities	28.84	30.18
Trading derivative assets	11.81	16.72
Interest-earning deposits in other banks	20.50	37.36

Total assets as of March 31, 2015 were ¥ 280.89 trillion, an increase of ¥27.23 trillion from ¥253.66 trillion as of March 31, 2014. Between March 31, 2014 and March 31, 2015, domestic assets increased ¥10.47 trillion to ¥169.28 trillion, and foreign assets increased ¥16.76 trillion to ¥111.61 trillion.

Total loans outstanding as of March 31, 2015 were ¥ 118.27 trillion, an increase of ¥7.99 trillion from ¥110.28 trillion as of March 31, 2014. This increase was due to an increase in foreign loans, particularly loans booked at MUB in the United States and at Krungsri in Thailand, mainly due to stronger demand for funds and the depreciation of the Japanese yen against the U.S. dollar. The balance of domestic loans slightly decreased between March 31, 2014 and 2015.

Total allowance for credit losses as of March 31, 2015 was ¥ 1,055.5 billion, a decrease of ¥38.9 billion from ¥1,094.4 billion as of March 31, 2014. The decrease was primarily because the repayment ability of a number of large borrowers and a substantial portion of smaller borrowers in the Commercial segment improved, resulting in upgrades of their borrower ratings, and a substantial portion of borrowers in the Residential segment became current with their payments.

Total investment securities as of March 31, 2015 were ¥ 52.21 trillion, a decrease of ¥3.12 trillion from ¥55.33 trillion as of March 31, 2014. This was mainly due to a decrease in our holding of Japanese government bonds primarily in response to the Bank of Japan’s monetary policy and measures to purchase such bonds in the market to stimulate the economy by increasing liquidity, and also as part of our asset and liability management. These decreases were partially offset by an increase in marketable equity securities in our banking and securities subsidiaries, primarily reflecting higher equity prices. In addition, our commercial banking subsidiaries increased their holdings of held-to-maturity Japanese government bonds to manage the interest rate fluctuation risk primarily relating to core deposits.

Trading account assets as of March 31, 2015 were ¥ 46.90 trillion, compared to ¥40.65 trillion as of March 31, 2014. Of the ¥ 6.25 trillion of increase in trading account assets, ¥1.34 trillion was attributable to an increase in trading securities due to the purchase of foreign currency denominated bonds, especially those denominated in euro, while ¥4.91 trillion was attributable to an increase in trading derivative assets. Increases in trading derivative assets were mainly attributable to an increase in the fair values of interest rate related derivatives in our commercial banking and securities subsidiaries, and to an increase in the notional amount of foreign exchange related derivatives in our banking subsidiaries.

Interest-earning deposits in other banks as of March 31, 2015 were ¥ 37.36 trillion, an increase of ¥16.86 trillion from ¥20.50 trillion as of March 31, 2014 mainly due to increased interest-earning deposits with the Bank of Japan and the FRB. A significant portion of the cash received as a result of our sale of Japanese government bonds was deposited with the Bank of Japan. Similarly, a significant portion of the cash received as a result of our sale of U.S. Treasury bonds was deposited with the FRB.

The following table presents some key liability figures:

	As of March 31,
	2014	2015
	(in trillions)
Total liabilities	¥240.91	¥265.61
Total deposits	162.52	171.99
Domestic	121.51	125.80
Overseas	41.01	46.19
Payables under repurchase agreements	21.27	20.73
Other short-term borrowings	11.11	11.55
Trading account liabilities	11.98	17.03
Long-term debt	14.50	19.97

Total liabilities as of March 31, 2015 were ¥ 265.61 trillion, an increase of ¥24.70 trillion from ¥240.91 trillion as of March 31, 2014.

Total deposits as of March 31, 2015 were ¥ 171.99 trillion, an increase of ¥9.47 trillion from ¥162.52 trillion as of March 31, 2014. This was mainly due to a higher balance of interest-bearing deposits in Japan, the United States at MUAH, and Thailand at KS.

Trading account liabilities as of March 31, 2015 were ¥ 17.03 trillion, compared to ¥11.98 trillion as of March 31, 2014, as the fair values of interest rate-related and currency-related trading derivatives increased in our commercial banking and securities subsidiaries, and as the fair value of foreign exchange-related trading derivatives in our banking subsidiaries also increased.

Long-term debt as of March 31, 2015 was ¥ 19.97 trillion, an increase of ¥5.47 trillion from ¥14.50 trillion as of March 31, 2014. This primarily reflected increased long-term borrowings in our banking subsidiaries and issuances of bonds by us and by our banking subsidiaries to diversify our funding sources. The Basel III-compliant bonds that MUFG issued were also included in long-term debt.

Shareholders’ Equity

The following table presents some key shareholders’ equity figures:

	As of March 31,
	2014	2015
	(in trillions)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥12.21	¥14.68
Retained earnings	2.40	3.66
Accumulated other comprehensive income, net of taxes	1.36	3.07

Capital Ratio

The following tables present our risk-adjusted capital ratios in accordance with Basel III as of March 31, 2014 and 2015. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the tables below are rounded down.

Common Equity Tier 1 Capital

	As of March 31,
	2014	2015
Minimum Common Equity Tier I Capital	4.00%	4.50%
MUFG (consolidated)	11.25	11.14
BTMU (consolidated)	11.05	10.88
BTMU (stand-alone)	11.88	11.90
MUTB (consolidated)	14.21	14.70
MUTB (stand-alone)	13.72	14.35

Tier 1 Capital

	As of March 31,
	2014	2015
Minimum Tier I Capital	5.50%	6.00%
MUFG (consolidated)	12.45	12.62
BTMU (consolidated)	12.21	12.33
BTMU (stand-alone)	13.74	13.54
MUTB (consolidated)	14.76	15.26
MUTB (stand-alone)	14.37	14.90

Total Capital

	As of March 31,
	2014	2015
Minimum Total Capital	8.00%	8.00%
MUFG (consolidated)	15.53	15.68
BTMU (consolidated)	15.57	15.61
BTMU (stand-alone)	17.52	17.23
MUTB (consolidated)	18.38	19.15
MUTB (stand-alone)	18.51	19.16

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

The global economy lacked strong momentum during the fiscal year ended March 31, 2015. Although gradually improving trends in Japan and the United States generally continued, recovery in Europe and in other Asian countries was limited.

In Japan, since the introduction of the “Abenomics” policy at the end of the calendar year 2012 and the Bank of Japan’s “quantitative and qualitative monetary easing” policy in April 2013 and its expansion in October 2014, the Japanese yen has depreciated against the U.S. dollar. This has generally had a positive effect on the Japanese economy while concerns still remain over the effectiveness of the government’s economic measures in the longer-term. In the United States, stock, land and housing prices gradually improved while the FRB maintained its zero-interest rate policy, a policy to maintain the federal funds target rate between zero and 0.25%. However, uncertainty remains as to whether the improving trends would continue if, for example, the FRB raises the policy interest rate. Eurozone GDP growth turned positive in the quarter ended June 30, 2013 for the first time in seven quarters and it has maintained a positive growth for the eight consecutive quarters since then, but the rate of economic recovery in the region has remained slow and there is uncertainty over the Greek sovereign debt problem.

Economic Environment in Japan

In the fiscal year ended March 31, 2015, Japan’s economic recovery remained slow with negative or low GDP growth as private spending declined after the Abe administration increased the consumption tax rate to 8% from 5% in April 2014. In financial markets, long-term interest rates generally decreased, while the equity market maintained an upward trend for the twelve-month period. In the foreign exchange market, the Japanese yen continued to depreciate mainly against the U.S. dollar during the same period. There remains significant uncertainty surrounding the future of the Japanese economy despite the economic stimulus measures implemented by the Japanese government and the monetary policy maintained by the Bank of Japan, including the decision to postpone the effective date of the additional increase in the consumption tax rate to 10% until April 2017, as the consumer price inflation rate has been declining.

In October 2014, the Bank of Japan further expanded its anti-deflation monetary measures under the “quantitative and qualitative monetary easing” policy, which included:

•	money market operations with an aim to increase Japan’s monetary base by approximately ¥80 trillion per annum (representing an addition of about ¥10 trillion to ¥20 trillion to the previous target);

•

market purchases of Japanese government bonds with an aim to increase the Bank of Japan’s aggregate holding of such bonds by approximately ¥80 trillion per annum (representing an addition of about ¥30 trillion to the previous target) and shifting the target average remaining maturity of the bonds purchased by the Bank of Japan to approximately seven to ten years (representing an increase of about three years from the previous target); and

•

purchases of exchange-traded funds and Japanese real estate investment trusts with an aim to increase the Bank of Japan’s aggregate holdings of such funds and trusts by about ¥3 trillion per annum (representing an increase of three times the previous target) and ¥90 billion per annum (representing an increase of three times the previous target), respectively.

As the Bank of Japan continued to supply cash to the market through its purchase of Japanese government bonds, interest rates remained at historic low levels and the Japanese yen depreciated against the U.S. dollar, contributing to increases in stock prices and real estate purchases.

In December 2014, following the general election, the Abe administration introduced a supplemental budget of ¥3.5 trillion aiming to revitalize the Japanese economy by focusing on the following four areas: support of households and companies, stimulation of regional economies in Japan, recovery from natural disasters including the Great East Japan Earthquake in March 2011, and measures to recreate a stable and virtuous cycle of activities within the Japanese economy.

The following table sets forth the seasonally adjusted growth rates of Japan’s real GDP and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2012			2013				2014				2015
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	(0.5)	(0.4)	(0.1)	1.3	0.7	0.5	(0.2)	1.1	(1.7)	(0.5)	0.3	1.0
Private Consumption	0.7	(0.3)	0.1	1.2	0.9	0.3	(0.2)	2.1	(5.1)	0.4	0.4	0.4
Private Residential Investment	4.2	2.8	1.3	0.8	1.5	4.6	2.9	2.0	(10.8)	(6.4)	(0.6)	1.7
Private Non-Residential Investment	0.8	(1.0)	(0.2)	(1.7)	2.6	0.8	1.5	5.1	(4.8)	0.1	0.3	2.7
Government Consumption	(0.4)	0.4	0.7	0.9	0.6	(0.1)	0.0	(0.3)	0.3	0.2	0.3	0.1
Public Investment	(1.6)	(3.4)	(0.7)	5.7	2.9	5.1	0.1	(0.9)	0.7	1.6	0.1	(1.5)
Exports	(0.4)	(3.8)	(3.6)	4.0	3.0	(0.4)	0.1	6.1	(0.0)	1.6	3.2	2.4
Imports	1.9	(0.6)	(2.3)	1.1	2.4	1.8	3.1	6.6	(5.2)	1.1	1.4	2.9

Source: Cabinet Office, Government of Japan

Private consumption was negatively impacted by the consumption tax rate increase in April 2014. The negative impact weakened after the six months ended September 31, 2014, and private non-residential investment showed signs of recovery beginning in the third quarter of 2014. Exports showed consistent growth, reflecting increased global IT-related demand from the United States and newly industrialized economies and the depreciation of the Japanese yen. Housing investments continued to decline through the nine months ended December 31, 2014, until they began to stabilize in 2015. Public investment had been positive since 2013 except for the first quarter in 2014, but turned negative in the quarter ended March 31, 2015.

The following table sets forth the growth rates of Japan’s nationwide consumer price indices on a year-on-year basis for the periods indicated:

	Calendar Year												(Unit: %)
	2014									2015
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May
Consumer Price Index	3.4	3.7	3.6	3.4	3.3	3.2	2.9	2.4	2.4	2.4	2.2	2.3	0.6	0.5

Source: Ministry of Internal Affairs and Communications of Japan

The following table sets forth Japan’s nationwide unemployment rates for the periods indicated:

	Calendar Year												(Unit: %)
	2014									2015
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May
Unemployment Rate	3.6	3.6	3.7	3.7	3.5	3.6	3.5	3.5	3.4	3.6	3.5	3.4	3.3	3.3

Source: Ministry of Internal Affairs and Communications of Japan

The Bank of Japan has sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy in recent periods. Long-term interest rates remained under downward pressure in recent periods with some fluctuations during the twelve months ended March 31, 2015 due to factors such as the economic conditions in the United States, Eurozone countries and China, including interest rate fluctuations, geopolitical issues in Ukraine and the Middle East, the debt crisis in Greece, and the slowdown of Japan’s economic growth.

The following chart shows the interest rate trends in Japan since April 2013:

Source: Bank of Japan

The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, was on an upward trend during the twelve months ended March 31, 2015. In the six months ended September 30, 2014, the Nikkei Stock Average fluctuated between approximately ¥14,000 and ¥15,500 from April 2014 to August 2014 and increased to an intra-day high of ¥16,374.14 on September 25, 2014. The upward trend has since continued, particularly in response to the Bank of Japan’s expansion of the “quantitative and qualitative monetary easing” policy in October 2014 and the depreciation of the Japanese yen against the U.S. dollar, reaching approximately ¥20,000 by April 2015, the highest since the 2008 financial crisis. The Tokyo Stock Price Index, generally referred to as TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, has followed similar trends since April 2014.

The following chart shows the daily closing price of the Nikkei Stock Average since April 2013:

The Japanese yen fluctuated around ¥102 to the U.S. dollar from April 2014 to mid-August 2014. In September 2014, the Japanese yen declined to approximately ¥110 against U.S. dollar with a growing market expectation for further monetary easing by the Bank of Japan. After the announcement of the expansion of monetary easing in October 2014, the Japanese yen depreciated rapidly to around ¥120 to the U.S. dollar in early December 2014. Since April 2015, the Japanese yen has fluctuated between approximately ¥120 and ¥125 to the U.S. dollar.

The following chart shows the foreign exchange rates expressed in Japanese yen per U.S. dollar since April 2013:

Source: Bank of Japan

The Japanese yen was on an appreciating trend against the euro from April to October 2014. The exchange rate was around ¥135 to the euro in mid-October 2014, down from nearly ¥143 to the euro in April 2014. The Japanese yen depreciated against the euro as the Japanese yen was sold against other major currencies following the Bank of Japan’s announcement of the additional anti-deflation measures in October 2014. By the end of December 2014, the exchange rate reached nearly ¥150 to the euro. The trend reversed in January 2015 as concerns over the European economy and geopolitical events in Europe grew and the European Central Bank, or the ECB, announced its decision to introduce quantitative monetary easing, with the exchange rate falling to below ¥130 to the euro in March 2015. Since April 2015, the Japanese yen has fluctuated between approximately ¥130 and ¥140 to the euro.

According to a land price survey conducted by the Japanese government, the average residential land price in Japan declined 0.4% between January 1, 2014 and January 1, 2015. The average commercial land price in Japan was unchanged during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price increased 0.4% between January 1, 2014 and January 1, 2015, while the average commercial land price in those areas increased 1.8% during the same period. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, the average residential land price declined 1.1% between January 1, 2014 and January 1, 2015, and the average commercial land price also declined 1.4% during the same period.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcies in Japan from April 2014 to March 2015 was 9,044, a decrease of 10.5% from the previous fiscal year. The total debt size of companies that filed for legal bankruptcy in Japan in the twelve months ended March 31, 2015 was ¥1,887.0 billion, a decrease of 31.3% from the previous fiscal year. The decrease was mainly due to the positive effects of the Japanese government’s economic stimulus measures. Higher exports also contributed to the decrease in the number of bankruptcies in the manufacturing and wholesale sectors.

International Financial Markets

International economies generally demonstrated signs of recovery in the fiscal year ended March 31, 2015, particularly in developed economies. The U.S. economy showed continued growth through the nine months ended December 31, 2014, reflecting increases in personal consumption and private domestic residential investment influenced by historic low policy interest rates, but began to show signs of a slowdown in the quarter ended March 31, 2015. The Eurozone economy has also shown a moderate recovery, and the rate of growth, which was declining in the six months ended September 30, 2014, stabilized in the second half of the fiscal year. However, there is significant uncertainty regarding the future of the Eurozone economy because of uncertainty over the Greek sovereign debt problem, including its impact on financial markets on a global basis. The Chinese economy maintained stable growth but at a low rate, reflecting the problem of excess production capacity faced by manufacturers. Emerging economies continued to lack momentum, as they were negatively affected by declining commodity prices.

U.S. Economy

The following table sets forth the growth rates of U.S. real gross domestic product, or GDP, and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2012			2013				2014				2015
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	1.6	2.5	0.1	2.7	1.8	4.5	3.5	(2.1)	4.6	5.0	2.2	(0.2)
Personal Consumption Expenditures	1.3	1.9	1.9	3.6	1.8	2.0	3.7	1.2	2.5	3.2	4.4	2.1
Gross Private Domestic Investment	5.8	1.6	(5.3)	7.6	6.9	16.8	3.8	(6.9)	19.1	7.2	3.7	2.4
Fixed Investment	4.4	3.1	6.6	2.7	4.9	6.6	6.3	0.2	9.5	7.7	4.5	(0.3)
Non-residential	4.4	0.8	3.6	1.5	1.6	5.5	10.4	1.6	9.7	8.9	4.7	(2.0)
Residential	4.3	14.1	20.4	7.8	19.0	11.2	(8.5)	(5.3)	8.8	3.2	3.8	6.5
Government Consumption Expenditures and Gross Investment	(0.4)	2.7	(6.0)	(3.9)	0.2	0.2	(3.8)	(0.8)	1.7	4.4	(1.9)	(0.6)
Exports	4.8	2.1	1.5	(0.8)	6.3	5.1	10.0	(9.2)	11.1	4.5	4.5	(5.9)
Imports	4.0	(0.6)	(3.5)	(0.3)	8.5	0.6	1.3	2.2	11.3	(0.9)	10.4	7.1

Source: U.S. Department of Commerce Bureau of Economic Analysis

The U.S. real GDP declined by 0.2% in the first quarter of 2015, falling for the first time since April 2014. Although personal consumption expenditures maintained positive growth, gross private non-residential investment and exports marked negative growth reflecting the strong U.S. dollar and a sharp decline in oil prices.

The Consumer Price Index for All Urban Consumers, or CPI-U, declined 0.1% before seasonal adjustment over the 12 months ended March 31, 2015. Month on month seasonally adjusted CPI-U was generally positive, but was negative 0.3% in November and December 2014 and negative 0.7% in January 2015, reflecting declining oil prices.

Housing prices showed a 5.2% improvement during the fiscal year ended March 31, 2015. As of March 2015, the Federal Housing Finance Agency’s U.S. house price index recorded its fifteenth consecutive quarterly price increase in the purchase-only, seasonally adjusted index. This also marked the thirteenth consecutive quarter where the purchase-only house price index showed an increase compared to the same quarter of the previous year.

Interest rates on U.S. Treasury bonds generally decreased during the twelve months ended March 31, 2015, despite the tapering of the monetary easing policy. The yield on 10-year U.S. Treasury bonds decreased to below 1.7% in January 2015 from 2.7% on March 31, 2014, influenced in part by lower commodity prices and heightened global geopolitical concerns. The yield began rising again in February 2015, and has since fluctuated between approximately 1.8% and 2.4% in light of a heightened market expectation for the FRB’s decision to raise policy interest rates.

Stock prices in the United States were on a generally improving trend during the fiscal year ended March 31, 2015, with the Dow Jones Industrial Average rising from around $16,500 in April 2014 to over $18,000 in March 2015. During the same period, the NASDAQ composite index was also on an upward trend, rising from around 4,000 to approximately 5,000. Subsequently, stock prices reached historical high levels as the U.S. economy showed signs of gradual growth, reflecting improved economic conditions supported by increased private consumption and lower unemployment rates.

The following table sets forth U.S. unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year													(Unit: %)
	2014									2015
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.
Unemployment Rate	6.2	6.3	6.1	6.2	6.1	5.9	5.7	5.8	5.6	5.7	5.5	5.5	5.4	5.5	5.3

Source: United States Department of Labor, Bureau of Labor Statistics, BLS Information

Eurozone Economy

The following table sets forth the growth rates of Eurozone real gross domestic product and its main expenditure components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2012			2013				2014				2015
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	(0.3)	(0.1)	(0.3)	(0.4)	0.4	0.2	0.3	0.2	0.1	0.2	0.4	0.4
Private Final Consumption	(0.4)	(0.1)	(0.5)	(0.3)	0.2	0.2	0.0	0.3	0.3	0.5	0.4	0.5
Gross Fixed Capital Formation	(1.1)	(1.0)	(0.4)	(2.2)	0.8	0.7	0.5	0.5	(0.5)	0.1	0.4	0.8
Government Final Consumption	(0.1)	(0.1)	0.0	0.1	0.1	0.2	0.1	0.2	0.2	0.2	0.1	0.6
Exports	0.8	0.8	(0.8)	0.4	1.6	0.5	0.8	0.5	1.3	1.4	0.8	0.6
Imports	(0.3)	0.2	(0.7)	0.0	1.4	1.6	0.2	0.7	1.3	1.7	0.8	1.2

Source: European Central Bank – Eurosystem

The Eurozone’s economic growth remained weak during the twelve months ended March 31, 2015, with low GDP growth rates. Although exports showed stronger growth reflecting the depreciation of the euro against other major currencies, there was limited growth in the domestic sector. In addition, there is significant uncertainty over the Greek sovereign debt problem. Financial markets remain closely attuned to the risks relating to the problem.

In January 2015, the ECB announced a decision to launch an expanded asset purchase program to purchase €60 billion in assets monthly, including government and private sector bonds, and to be carried out until the end of September 2016. The ECB is expected to provide more than €1.0 trillion for quantitative easing aimed at revitalizing the Eurozone economy and countering the risk of deflation.

Eurozone long-term interest rates, including German Bunds and French Obligations Assimilables du Tre´sor, or OATs, were generally on decreasing trends during the twelve months ended March 31, 2015. The yield on 10-year German Bunds decreased significantly, dropping 139 basis points from 1.57% on March 31, 2014 to 0.18% on March 31, 2015, reflecting a market expectation of the ECB’s decision to introduce quantitative easing. Since April 2015, the yield on 10-year German Bunds has rebounded and fluctuated between approximately 0.5% and 1.0%. The yield on 10-year French OATs has followed a similar trend.

The following table sets forth Eurozone unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year												(Unit: %)
	2014									2015
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May
Unemployment Rate	11.7	11.7	11.6	11.6	11.5	11.5	11.5	11.5	11.4	11.3	11.2	11.2	11.1	11.1

Source: European Central Bank – Eurosystem

The unemployment rate gradually recovered during the fiscal year ended March 31, 2015. The unemployment rate for May 2015 was 11.1%, the lowest in the last twelve months.

Recent Developments

During the fiscal year ended March 31, 2015, we continued to pursue global growth opportunities, including opportunities to expand our business in Southeast Asia and the operations of MUB in the United States. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In order to respond to the increasingly complex market and legal risks, we continue to endeavor to enhance our compliance and internal control frameworks.

Integration of Bank of Ayudhya and BTMU Bangkok Branch

In January 2015, BTMU integrated its Bangkok Branch with Krungsri through a contribution in kind of the BTMU Bangkok Branch business to Krungsri. In connection with this transaction, Krungsri issued 1,281,618,026 common shares to BTMU, which increased BTMU’s ownership interest in Krungsri to 76.88%. Previously, in December 2013, BTMU acquired a 72.01% ownership interest in Krungsri. The integration was completed pursuant to a Conditional Branch Purchase Agreement that BTMU and Krungsri entered into in September 2013 to comply with the Thai regulatory requirement generally referred to as the “one presence” policy, which limits financial conglomerates to a single licensed deposit taking entity in Thailand.

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

Implementation of Share Repurchase Programs

During May and June 2015, we repurchased 111,151,800 shares of our common stock for ¥99,999,972,728 under a share repurchase program that was adopted in May 2015 and completed in June 2015. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 160,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 18, 2015 and July 31, 2015.

In addition, during November and December 2014, we repurchased 148,595,500 shares of our common stock for ¥99,999,965,771 under a share repurchase program that was adopted in November 2014 and completed in December 2014. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 180,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 17, 2014 and March 31, 2015.

The purposes of these programs were to enhance shareholder value, improve our capital efficiency and allow the implementation of flexible capital policies in response to changes in the business environment. Based on the Japanese GAAP information used to calculate our capital ratios as of March 31, 2015, the 2014 program resulted in a decline in our capital ratios by approximately one tenth of a percentage point, and we estimate that the 2015 program would result in a decline in our capital ratios by approximately one tenth of a percentage point.

Redemption of Preferred Securities Issued by Special Purpose Company

In January 2015, we redeemed a total of ¥130.0 billion of “Series C” Japanese yen-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 9 Limited. Under the transitional measures for Basel III, preferred securities that were previously reflected as part of Tier I capital under Basel II can be counted towards additional Tier 1 capital up to a prescribed amount. However, because the aggregate amount of such preferred securities outstanding after the redemption of Series C preferred securities exceeded the prescribed threshold amount, the redemption of Series C preferred securities did not affect our capital ratio under Basel III.

Recent Regulatory Developments in the United States

In November 2014, BTMU entered into a consent agreement with DFS to resolve issues relating to instructions given to PwC, and the disclosures made to DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation, and voluntarily submitted the report to DFS’s predecessor entity in 2008. Under the terms of the agreement with DFS, BTMU made a payment of $315 million to DFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. In June 2013, BTMU reached an agreement with DFS regarding inappropriate operational processing of U.S. dollar clearing transactions with countries subject to OFAC sanctions during the period of 2002 to 2007. Under the terms of the June 2013 agreement, BTMU made a payment of $250 million to DFS and retained an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In December 2012, BTMU agreed to make a payment of approximately $8.6 million to OFAC to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions.

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

Acquisition of Outstanding Classes of Preferred Stock

In August 2014, we acquired all of the 1,000 outstanding shares of Class 11 Preferred Stock in exchange for 1,245 shares of our common stock and cancelled all of the acquired shares. In April 2014, we acquired all of the 156,000,000 outstanding shares of First Series of Class 5 Preferred Stock for ¥390.0 billion and cancelled all of the acquired shares. The cancellation of the acquired shares of Class 5 and Class 11 Preferred Stock resulted in a reduction in our capital surplus of ¥390,001 million. As a result, we currently have no outstanding shares of any class of preferred stock.

Exposures to Selected European Countries

Several European countries, including Italy, Spain, Portugal, Ireland and Greece, have been experiencing difficult economic and fiscal situations to varying degrees of severity. We are closely monitoring our exposures in, and to, these countries.

The following table sets forth information about the aggregate exposure to selected European countries of BTMU, MUTB and MUSHD, which were our subsidiaries holding the exposure, as of March 31, 2015. The information in the table is categorized by counterparty, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions, and by type of financial instrument, which include loans, securities, derivatives and credit default swap, or CDS, protection (sold and bought). The securities exposure includes available-for-sale, held-to-maturity and trading securities. The information included in the table below is based on information compiled for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in the case of a subsidiary located in a country different from that in which its parent company is located, the country exposure is determined based on the country in which the subsidiary is located.

	March 31, 2015
	Loans (funded & unfunded)	Securities(1)	Derivatives(2)	CDS protection sold(3)	Gross exposure (funded & unfunded)	CDS protection bought(3)	Net exposure(4)
	(in billiions)
Italy	$4.7	$0.5	$0.8	$0.0	$6.0	$0.3	$5.7
Sovereign	—	0.1	—	—	0.1	—	0.1
Financial Institutions	0.1	0.1	0.0	0.0	0.2	0.0	0.2
Others	4.6	0.3	0.8	0.0	5.7	0.3	5.4
Spain	2.8	0.3	0.1	0.0	3.2	0.1	3.1
Sovereign	—	—	—	—	—	—	—
Financial Institutions	0.0	0.1	0.0	0.0	0.1	0.0	0.1
Others	2.8	0.2	0.1	0.0	3.1	0.1	3.0
Portugal	0.3	0.0	0.0	0.0	0.3	0.1	0.2
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	0.0	—	—	0.0	—	0.0
Others	0.3	—	0.0	0.0	0.3	0.1	0.2
Ireland	0.2	0.1	0.0	—	0.3	—	0.3
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	0.0	0.0	—	0.0	—	0.0
Others	0.2	0.1	0.0	—	0.3	—	0.3
Greece	—	—	—	—	—	—	—
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—
Total	$8.0	$0.9	$0.9	$0.0	$9.8	$0.5	$9.3
Sovereign	—	0.1	—	—	0.1	—	0.1
Financial Institutions	0.1	0.2	0.0	0.0	0.3	0.0	0.3
Others	7.9	0.6	0.9	0.0	9.4	0.5	8.9

Notes:
(1)	Securities include held-to-maturity securities, available-for-sale securities, and trading securities. Held-to-maturity securities are shown at amortized cost, and available-for-sale securities and trading securities are shown at fair value.
(2)	Derivatives amounts represent current exposures, taking into consideration legally enforceable master netting agreements.
(3)	CDS protection amounts represent notional amounts.
(4)	Net exposure represents gross exposure (funded & unfunded), net of CDS protection bought.
(5)	To the extent financial instruments are originally denominated in currencies other than U.S. dollars, the exposure amounts have been translated into U.S. dollars at an internal exchange rate used for our internal risk management purposes as of March 31, 2015.

Based on information collected for internal risk management purposes as of March 31, 2015, the consolidated exposure of BTMU, MUTB and MUSHD listed above to Italy, Spain, Portugal, Ireland and Greece represented less than 1% of our total assets.

As of March 31, 2015, other than BTMU, MUFG group companies had limited exposures to those European countries, except such other group companies’ exposures to sovereign bonds issued by those countries as discussed below. As of the same date, BTMU and MUSHD held no sovereign bonds issued by those European countries.

As of March 31, 2015, on a consolidated basis, we had a total balance of $0.1 billion of Italian sovereign bonds, which were held by MUTB. We had no Spanish, Portuguese, Irish or Greek government bonds as of March 31, 2015.

As of March 31, 2015, excluding sovereign bonds, we had net exposure totalling $9.2 billion relating to the European countries identified in the table above. These exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. Our exposures to Italy and Spain mainly related to the infrastructure sector, such as electricity, gas and telecommunications. Our loan-related exposures to financial institutions in those countries were limited and not material.

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

For the Commercial, MUAH and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowance comprises (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowance. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for loans individually evaluated for impairment or the allowance for large groups of smaller-balance homogeneous loans.

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

Certain securities held by BTMU, MUTB and certain other subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, are determined not to be impaired as the respective subsidiaries do not have an intention to sell the securities, or it is more likely than not that those subsidiaries will not be required to sell before recovery of their amortized cost basis.

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

Equity method investees.    We determine whether any loss on investments is other than temporary, through consideration of various factors, such as the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investees, and our intent and ability to retain the investment in the investees for a period of time sufficient to allow for any anticipated recovery in the fair value. We also evaluate additional factors, such as the condition and trend of the economic cycle, and trends in the general market.

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

Income Taxes

Valuation of deferred tax assets.    A valuation allowance for deferred tax assets is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of existing deductible temporary differences or carryforwards ultimately depends on the existence of sufficient taxable income.

In determining a valuation allowance, we perform a review of future reversals of existing taxable temporary differences, and future taxable income exclusive of reversing temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance is recognized against the deferred tax assets to the extent that it is more likely than not that they will not be realized.

Forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income also influences the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years for losses generated prior to April 1, 2008 and nine years for losses generated in fiscal years ending after April 1, 2008. For further information on the amount of operating loss carryforwards and the expiration dates, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

We have elected the fair value option for certain foreign securities classified as available-for-sale securities, whose unrealized gains and losses are reported in income.

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

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions)
Interest income	¥2,427.5	¥2,522.3	¥2,894.6
Interest expense	556.4	561.0	663.1

Net interest income	1,871.1	1,961.3	2,231.5

Provision (credit) for credit losses	144.5	(106.4)	87.0
Non-interest income	2,068.0	1,821.0	2,845.1
Non-interest expense	2,378.7	2,468.3	2,726.9

Income before income tax expense	1,415.9	1,420.4	2,262.7
Income tax expense	296.0	337.9	666.1

Net income before attribution of noncontrolling interests	¥1,119.9	¥1,082.5	¥1,596.6
Net income attributable to noncontrolling interests	50.8	67.1	65.5

Net income attributable to Mitsubishi UFJ Financial Group	¥1,069.1	¥1,015.4	¥1,531.1

Major components of our net income for the fiscal years ended March 31, 2013, 2014 and 2015 are discussed in further detail below.

Net Interest Income

The following table is a summary of the interest rate spread for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013		2014		2015
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥134,759.6	0.95%	¥135,087.3	0.87%	¥146,830.0	0.79%
Foreign	59,064.7	1.95	77,089.0	1.75	90,417.7	1.92

Total	¥193,824.3	1.25%	¥212,176.3	1.19%	¥237,247.7	1.22%

Financed by:
Interest-bearing liabilities:
Domestic	¥135,974.9	0.21%	¥141,878.0	0.18%	¥151,998.8	0.16%
Foreign	37,424.6	0.73	47,535.3	0.64	58,102.5	0.73

Total	173,399.5	0.32	189,413.3	0.30	210,101.3	0.32
Non-interest-bearing liabilities	20,424.8	—	22,763.0	—	27,146.4	—

Total	¥193,824.3	0.29%	¥212,176.3	0.26%	¥237,247.7	0.28%

Interest rate spread		0.93%		0.89%		0.90%
Net interest income as a percentage of total interest-earning assets		0.97%		0.92%		0.94%

Our net interest income for each of the fiscal years ended March 31, 2013, 2014 and 2015 was not materially affected by gains or losses resulting from interest rate and other derivative contracts. We use such derivative instruments to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under U.S. GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of Trading account profits—net. For a detailed discussion of our risk management activities, see “—A. Operating Results—Results of Operations—Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Net interest income for the fiscal year ended March 31, 2015 was ¥ 2,231.5 billion, an increase of ¥270.2 billion from ¥1,961.3 billion for the fiscal year ended March 31, 2014. Both interest income and interest expense increased, with the increase in interest income exceeding the increase in interest expense, mainly reflecting higher interest rates on, and higher balance of, our foreign loans. The average interest rate spread (which is the average interest rate on interest-earning assets minus the average interest rate on interest-bearing liabilities) increased, reflecting improved interest rate spreads on foreign activities. The average balance of interest-earning assets increased, primarily reflecting larger volumes of interest-earning deposits in other banks and loans.

Interest income increased ¥372.3 billion to ¥2,894.6 billion for the fiscal year ended March 31, 2015 from ¥2,522.3 billion for the previous fiscal year. Of the ¥372.3 billion of increase in interest income, ¥317.5 billion was attributable to interest income from loans. In particular, loans booked at foreign branches and subsidiaries improved with the average loan balance for the fiscal year ended March 31, 2015 increasing ¥10,718.6 billion compared to the previous fiscal year. This reflected a higher lending volume and the depreciation of the Japanese yen against the U.S. dollar. The average interest rate on such loans for the fiscal year ended March 31, 2015 increased 0.28 percentage points compared to the previous fiscal year, reflecting the impact of the consolidation of KS. Interest income from the domestic loan business decreased due to downward pressure on interest rates.

Interest income from deposits in other banks increased ¥17.2 billion mainly due to a higher balance of deposits in central banks including the Bank of Japan and the FRB. Interest income from investment securities increased ¥41.4 billion due to a higher balance of foreign currency-denominated investment securities as well as a higher average interest rate on domestic investment securities, which mainly reflected increased dividends on domestic equity securities. These increases were partially offset by a decrease of ¥7.4 billion in interest income from trading account assets due to a decrease in the average balance of foreign currency-denominated trading securities in the commercial banking subsidiaries.

Interest expense also increased ¥102.1 billion to ¥663.1 billion for the fiscal year ended March 31, 2015 from ¥561.0 billion for the previous fiscal year. Interest expense on interest-bearing foreign deposits increased ¥85.6 billion, reflecting a ¥6,907.4 billion increase in the balance of such deposits and a 0.13 percentage point increase in the average interest rate on such deposits. This was mainly due to the impact of the consolidation of KS. Interest expense on domestic interest-bearing deposits decreased ¥11.5 billion, reflecting downward pressure on interest rates in Japan. Interest expense on long-term debt increased ¥22.8 billion, reflecting higher balances of both domestic and foreign long-term borrowings, despite lower average interest rates on such borrowings as we were able to refinance at lower interest rates.

The average interest rate spread increased 0.01 percentage points to 0.90% for the fiscal year ended March 31, 2015 from 0.89% for the previous fiscal year. For the fiscal year ended March 31, 2015, compared to the previous fiscal year, the average interest rate on assets increased 0.03 percentage points to 1.22% from 1.19%, while the average interest rate on liabilities increased 0.02 percentage points to 0.32% from 0.30%, which resulted in the overall increase in the average interest rate spread. The average interest rate spread on foreign activities increased 0.08 percentage points to 1.19% from 1.11%, while the average interest rate spread on domestic activities decreased 0.06 percentage points to 0.63% from 0.69%. The wider interest rate spread on foreign activities was mainly because interest rates on interest-earning assets such as loans increased at steeper rates than interest rates on interest-bearing liabilities such as deposits and long-term debt. Lower short-term and long-term interest rates and intensified competition resulted in the decline in interest rates on domestic assets and liabilities. As interest rates on domestic interest-bearing liabilities remained at near-zero levels in the past two fiscal years, the decreases in interest rates on domestic interest-earning assets exceeded the decreases in interest rates on domestic interest-bearing liabilities.

In Japan, the Bank of Japan sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy throughout the past two fiscal years. As a result, the average interest rate on domestic assets continued to decline, while the average interest rate on domestic liabilities reached and remained at historically low levels. If the Bank of Japan continues to maintain its current policy on its short-term policy interest rate as well as other monetary easing policies, our interest rate spread on domestic activities will likely continue to be under severe pressure. Monetary easing policies adopted in foreign markets in the Americas, Europe, Asia and other regions have placed downward pressure on short-term interest rates in recent periods. However, changes in monetary policies in the United States and geopolitical issues around the world have recently begun to add volatility in both long-term and short-term interest rates, affecting our interest spread. For further information on the Bank of Japan’s monetary policy and recent interest rate fluctuations in Japan, see “—Business Environment—Economic Environment in Japan.”

The average interest-earning assets for the fiscal year ended March 31, 2015 were ¥237,247.7 billion, an increase of ¥25,071.4 billion from ¥212,176.3 billion for the fiscal year ended March 31, 2014. The average domestic interest-earning assets increased ¥11,742.7 billion to ¥146,830.0 billion mainly due to increases in interest-earning deposits in other banks, particularly the Bank of Japan. This was partially offset by a decrease in the balance of Japanese government bonds held as available-for-sale securities as a result of sales of such bonds to reduce the risk of a sudden and drastic increase in short-term interest rates. The average foreign interest-earning assets increased ¥13,328.6 billion to ¥90,417.7 billion mainly due to an increase in foreign loans. The increase in foreign loans was mainly due to increased lending of MUB in the United States and the impact of the consolidation of KS as well as the depreciation of the Japanese yen against the U.S. dollar.

The average interest-bearing liabilities for the fiscal year ended March 31, 2015 were ¥210,101.3 billion, an increase of ¥20,688.0 billion from ¥189,413.3 billion for the fiscal year ended March 31, 2014. The average domestic interest-bearing liabilities increased ¥10,120.8 billion to ¥151,998.8 billion mainly due to increases in interest-bearing deposits, short-term market funding and long-term debt. The higher balance of deposits was mainly due to increases in ordinary deposits in the banking subsidiaries, partially offset by decreases in term deposits in our commercial banking subsidiaries and negotiable certificates of deposit in our trust banking subsidiaries. The increase in short-term market funding was mainly due to an increase in payables under securities lending transactions in our securities subsidiaries. The increase in long-term debt is mainly due to increased long-term borrowings in our banking subsidiaries as part of their asset and liability management in light of continued low interest rates and a larger balance of loans. The average foreign interest-bearing liabilities increased ¥10,567.2 billion to ¥58,102.5 billion mainly due to increases in deposits in KS, MUAH and foreign branches of our banking subsidiaries, as well as increases in other short-term borrowings and trading account liabilities as we began to switch funding sources from our group companies to third-party lenders in order to take advantage of the comparatively favorable market interest rate environment.

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

The average interest rate spread (the average interest rate for interest-earning assets minus the average interest rate for interest-bearing liabilities) decreased 0.04 percentage points to 0.89% for the fiscal year ended March 31, 2014 from 0.93% for the previous fiscal year. For the fiscal year ended March 31, 2014, compared to the previous fiscal year, the average interest rate on interest-earning assets decreased 0.06 percentage points to 1.19% from 1.25%, while the average interest rate on interest-bearing liabilities decreased 0.02 percentage points to 0.30% from 0.32%, which resulted in the overall decrease in the average interest rate spread. The average interest rate spread on domestic activities decreased 0.05 percentage points to 0.69% from 0.74%, and the average interest rate spread on foreign activities decreased 0.11 percentage points to 1.11% from 1.22%. The lower interest rates and intensified competitive environment caused the interest rates on both domestic and foreign activities in both assets and liabilities to decline. As the interest rates on domestic interest-bearing liabilities remained at near-zero levels, the decreases in the interest rates on domestic interest-earning assets exceeded the decreases in the interest rates on domestic interest-bearing liabilities.

In Japan, the Bank of Japan sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets continued to decline, while the average interest rate on domestic interest-bearing liabilities reached and remained at historically low levels. If the Bank of Japan continues to maintain its current policy on its short-term policy interest rate as well as other monetary easing policies, our interest rate spread on domestic activities will likely continue to be under severe pressure. Moreover, monetary easing policies adopted in foreign markets in the Americas, Europe, Asia and other regions have negatively affected our interest rate spread on foreign activities in recent periods. In addition, our interest rate spread may be affected by changes in long-term interest rates, which, for example, have been fluctuating to an increasing degree in Japan in recent periods due to wider fluctuations in long-term Japanese government bond prices. For further information on the Bank of Japan’s monetary policy and recent interest rate fluctuations in Japan, see “—Business Environment—Economic Environment in Japan.”

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

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

We recorded ¥ 87.0 billion of provision for credit losses for the fiscal year ended March 31, 2015, compared to credit for credit losses of ¥106.4 billion for the previous fiscal year. By segment, for the fiscal year ended March 31, 2015, ¥ 22.6 billion, ¥ 2.6 billion and ¥ 94.6 billion of provision for credit losses were recorded in the Commercial, Card and Krungsri segments, respectively, while ¥30.9 billion and ¥1.9 billion of credit for credit losses was recorded in the Residential and MUAH segments, respectively. For the previous fiscal year, ¥70.1 billion, ¥36.0 billion and ¥5.9 billion of credit for credit losses were recorded in the Commercial, Residential and MUAH segments, respectively, while ¥5.6 billion of provision for credit losses was recorded in the Card segment.

The provision recorded in the Commercial segment for the fiscal year ended March 31, 2015 mainly reflected significant deterioration in the operational and financial performance of a large borrower in the domestic electronics manufacturing industry. The provision recorded in the Krungsri segment primarily consisted of provisions of allowance for large groups of smaller-balance homogenous loans and formula allowance for loans that have been extended since the date of our acquisition of Krungsri, as well as provisions of allowance for loans individually evaluated for impairment particularly in the consumer and SME portfolios that were adversely affected by a slowdown in the economic growth in Thailand. The credit for credit losses recorded in the Residential segment was mainly because the stable corporate environment in recent periods contributed to higher income for borrowers in Japan.

We recorded ¥ 17.5 billion of credit for credit losses for our domestic loan portfolio for the fiscal year ended March 31, 2015, compared to credit for credit losses of ¥81.4 billion for the previous fiscal year. We recorded ¥104.5 billion of provision for credit losses for our foreign portfolio for the fiscal year ended March 31, 2015, compared to credit for credit losses of ¥25.0 billion for the previous fiscal year. The increase in provision for credit losses in our foreign portfolio was primarily attributable to the Krungsri segment.

For more information, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

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

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions)
Fees and commissions income(1):
Fees and commissions on deposits	¥39.6	¥46.1	¥57.1
Fees and commissions on remittances and transfers	155.2	158.8	168.1
Fees and commissions on foreign trading business	58.9	68.3	71.5
Fees and commissions on credit card business	149.7	157.2	179.7
Fees and commissions on security-related services	218.0	300.1	285.7
Fees and commissions on administration and management services for investment funds	117.2	126.7	141.1
Trust fees	92.5	105.7	106.9
Guarantee fees	55.4	52.6	53.0
Insurance commissions	33.5	39.7	63.3
Fees and commissions on real estate business	28.0	34.7	36.4
Other fees and commission	212.9	204.2	238.2

Total	1,160.9	1,294.1	1,401.0
Foreign exchange losses—net	(39.0)	(61.8)	(113.1)

Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts	(82.7)	(84.4)	(37.4)
Net profits on trading account securities, excluding derivatives	653.0	50.5	1,186.1

Total	570.3	(33.9)	1,148.7

Investment securities gains—net:
Net gains on sales of available-for-sale securities:
Debt securities	185.9	128.8	71.2
Marketable equity securities	64.8	77.7	70.5
Impairment losses on available-for-sale securities:
Debt securities	(8.3)	(2.6)	(3.5)
Marketable equity securities	(113.5)	(0.3)	(0.6)
Other	27.1	99.9	17.1

Total	156.0	303.5	154.7
Equity in earnings of equity method investees—net	60.2	110.5	172.9
Gains on sales of loans	14.8	17.7	15.0
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	115.2	—
Other non-interest income	144.8	75.7	65.9

Total non-interest income	¥2,068.0	¥1,821.0	¥2,845.1

Note:
(1)	Reflects the changes made to the components of fees and commissions in the fiscal year ended March 31, 2015. The following components have been redefined in 2015 and certain reclassifications were made between the components: Fees and commissions on deposits, Fees and commissions on remittances and transfers, Fees and commissions on security-related services, Fees and commissions on administration and management services for investment funds and Other fees and commissions. The amounts for the fiscal years ended March 31, 2013 and 2014 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2015.

Fees and commissions income

Fees and commissions income consist of the following:

•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

•

Fees and commissions on credit card business consist of fees and commissions related to the credit card business such as interchange income, annual fees, royalty and other service charges from franchisees.

•

Fees and commissions on security-related services primarily consist of fees and commissions for sales and transfers of securities, including investment funds, underwriting, brokerage and advisory services, securitization arrangement services, and agency services for the calculation and payment of dividends.

•	Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned on managing investment funds on behalf of clients.

•	Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans and investment funds.

•	Guarantee fees consist of fees related to the guarantee business, including those charged for providing guarantees on residential mortgage loans and other loans.

•	Insurance commissions consist of commissions earned by acting as agent for insurance companies for the sale of insurance products.

•	Fees and commissions on real estate business primarily consist of fees from real estate agent services.

•	Other fees and commissions include various fees and commissions, such as arrangement fees and agent fees, other than the fees mentioned above.

Net foreign exchange gains (losses)

Net foreign exchange gains (losses) consist of the following:

•

Foreign exchange gains (losses) related to derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For the details of derivative contracts, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.

•

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

•

Foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on translation into Japanese yen of securities under the fair value option. For the details of the fair value option, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Net trading account profits (losses)

Trading account assets and liabilities are carried at fair value and any changes in the value are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but are simply classified as trading accounts due to the application of certain accounting rules.

Of the two categories, trading purpose activities represent a smaller portion of our trading account profits.

We generally do not separate, for financial reporting purposes, customer originated trading activities from those with non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable currency. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:

•	Interest rate contracts, which are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts, which are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Credit derivatives, which are mainly utilized as a part of our credit portfolio risk management; and

•	Commodity contracts, which are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, consist of :

•

Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities are included in accordance with the applicable accounting rules.

•

Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules. For the details of the fair value option, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Net investment securities gains (losses)

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as available-for-sale securities. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Non-interest income increased ¥1,024.1 billion to ¥ 2,845.1 billion for the fiscal year ended March 31, 2015 from ¥1,821.0 billion for the fiscal year ended March 31, 2014. This increase was mainly attributable to a ¥1,135.6 billion increase in net profits on trading account securities, excluding derivatives. This increase was partially offset by a ¥148.8 billion decrease in net investments securities gains.

Fees and commissions income

Fees and commissions income increased ¥106.9 billion to ¥1,401.0 billion for the fiscal year ended March 31, 2015 from ¥1,294.1 billion for the fiscal year ended March 31, 2014. This increase was primarily due to the positive impact of the consolidation of KS particularly on fees and commissions on remittances and transfers, fees and commissions on credit card business, fees and commissions on administration and management services for investment funds, and insurance commissions. Fees and commission on deposits increased due to higher fees charged for domestic retail banking transactions conducted through channels operated by third-party business partners. Other fees and commissions also increased due to advisory fees received for a large-scale structured finance project. These increases were partially offset by a decrease in fees and commissions on security-related services due to lower brokerage commissions on equity securities, reflecting the less active Japanese equity market compare to the previous fiscal year.

Net foreign exchange losses

The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,
	2014	2015
	(in billions)
Foreign exchange losses—net:
Net foreign exchange losses on derivative contracts	¥(52.7)	¥(217.5)
Net foreign exchange losses on other than derivative contracts	(2,026.4)	(862.2)
Net foreign exchange gains related to the fair value option	2,017.3	966.6

Total	¥(61.8)	¥(113.1)

Net foreign exchange losses for the fiscal year ended March 31, 2015 were ¥113.1 billion, compared to ¥61.8 billion of net foreign exchange losses for the fiscal year ended March 31, 2014. This was mainly due to a decrease of ¥1,050.7 billion in net foreign exchange gains related to the fair value option. The Japanese yen depreciated against other major currencies in the fiscal year ended March 31, 2014, and while the Japanese yen generally remained on a depreciating trend against other major currencies in the fiscal year ended March 31, 2015, the rate of depreciation was smaller, particularly against the U.S. dollar, and the depreciating trend reversed against the euro for extended periods. This was partially offset by an improvement of ¥1,164.2 billion in net foreign exchange losses on other than derivative contracts mainly due to lower foreign exchange translation losses on monetary liabilities denominated in foreign currencies in our commercial banking subsidiaries, reflecting the gradual depreciation of the Japanese yen against other major currencies.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,
	2014	2015
	(in billions)
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts
Interest rate contracts	¥29.9	¥261.6
Equity contracts	(104.7)	(255.1)
Commodity contracts	2.9	(6.3)
Credit derivatives	(6.4)	5.1
Other	(6.1)	(42.7)

Total	¥(84.4)	¥(37.4)

Net profits on trading account securities, excluding derivatives
Trading account securities	¥276.5	¥496.7
Trading account securities under the fair value option	(226.0)	689.4

Total	¥50.5	¥1,186.1

Total	¥(33.9)	¥1,148.7

We recorded net trading account profit of ¥1,148.7 billion for the fiscal year ended March 31, 2015, compared to net trading account losses of ¥33.9 billion for the fiscal year ended March 31, 2014. This was mainly due to an improvement of ¥915.4 billion in net profits on trading account securities under the fair value option, which primarily consisted of a ¥584.6 billion improvement in our commercial banking subsidiaries and a ¥332.5 billion improvement in our trust banking subsidiaries. These improvements reflected higher fair values of foreign currency denominated bonds, including U.S. Treasury bonds, as interest rates in the United States decreased. The improvements were also attributable to increases in fair values of Eurozone sovereign bonds, including German and French government bonds, as our banking subsidiaries increased their holdings of such bonds and interest rates decreased in Europe where economic conditions remained stagnant. Net profits on trading account securities also increased ¥220.2 billion primarily due to larger gains from the trading business in our securities subsidiaries taking advantage of declining long-term interest rates in Japan during the fiscal year ended March 31, 2015.

Net investment securities gains

Net investment securities gains decreased ¥148.8 billion to ¥154.7 billion for the fiscal year ended March 31, 2015 from ¥303.5 billion for the fiscal year ended March 31, 2014. This decrease was partly due to a decrease of ¥57.6 billion in net gains on sales of available-for-sale debt securities, reflecting reduced volumes of sales of Japanese government bonds, compared to the previous fiscal year when we decreased our holdings of such bonds as part of our asset and liability management and interest rate risk management measures. The decrease in net investment securities gains was also attributable to a decrease of ¥82.8 billion in net gains on sales of other investment securities as our banking subsidiaries reported comparatively higher gains on sales of preferred securities related to a specific customer in the fiscal year ended March 31, 2014.

Net equity in earnings of equity method investees

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2015 was ¥172.9 billion, compared to ¥110.5 billion for the previous fiscal year, reflecting higher earnings of our equity method investees, including Morgan Stanley.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Non-interest income for the fiscal year ended March 31, 2014 was ¥1,821.0 billion, a decrease of ¥247.0 billion from ¥2,068.0 billion for the fiscal year ended March 31, 2013. This decrease was mainly attributable to a ¥602.5 billion decrease in net profits on trading account securities, excluding derivatives, to ¥50.5 billion for the fiscal year ended March 31, 2014 from ¥653.0 billion for the fiscal year ended March 31, 2013. This decrease was partially offset by a ¥133.2 billion increase in fees and commissions income, primarily due to higher fees and commissions on securities business and investment funds business, and by a ¥147.5 billion increase in investment securities gains mainly attributable to a ¥113.2 billion improvement in impairment losses on available-for-sale marketable equity securities, and by a one-time adjustment of ¥115.2 billion in connection with the transfer of the substitutional portion of MUTB’s benefit obligations relating to employee benefit funds to the Japanese government.

Fees and commissions income

Fees and commissions income for the fiscal year ended March 31, 2014 was ¥1,294.1 billion, an increase of ¥133.2 billion from ¥1,160.9 billion for the fiscal year ended March 31, 2013. This increase was mainly due to an increase of ¥82.1 billion in fees and commissions on security-related services, particularly commissions from brokerage and underwriting activities in our securities subsidiaries. A larger amount of sales of mutual funds in our banking subsidiaries also contributed to the increase in fees and commissions on security-related services. In addition, trust fees increased ¥13.2 billion and fees and commissions on administration and management services for investment funds increased ¥9.5 billion as the trust business and the investment fund administration and management services business benefitted from the active equity market in Japan during the period.

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

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions)
Salaries and employee benefits	¥932.4	¥1,029.6	¥1,097.5
Occupancy expenses—net	151.1	158.4	168.7
Fees and commissions expenses	209.8	222.0	248.1
Outsourcing expenses, including data processing	198.1	216.7	241.7
Depreciation of premises and equipment	94.0	103.7	108.6
Amortization of intangible assets	207.6	198.1	222.4
Impairment of intangible assets	3.4	0.3	0.7
Insurance premiums, including deposit insurance	98.7	101.1	115.5
Communications	47.1	50.9	54.7
Taxes and public charges	66.9	69.5	96.6
Other non-interest expenses	369.6	318.0	372.4

Total non-interest expense	¥2,378.7	¥2,468.3	¥2,726.9

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Non-interest expense increased ¥258.6 billion to ¥2,726.9 billion for the fiscal year ended March 31, 2015 from ¥2,468.3 billion for the previous fiscal year. Major factors affecting this change in non-interest expense are discussed below.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2015 were ¥1,097.5 billion, an increase of ¥67.9 billion from ¥1,029.6 billion for the previous fiscal year. This increase was primarily due to an increase in salaries of ¥49.4 billion as a result of the consolidation of KS. Salaries also increased in our commercial banking subsidiaries’ foreign offices and subsidiaries mainly due to the depreciation of the Japanese yen against the U.S. dollar.

Fees and commissions expenses

Fees and commissions expenses for the fiscal year ended March 31, 2015 was ¥248.1 billion, an increase of ¥26.1 billion from ¥222.0 billion for the fiscal year ended March 31, 2014. This increase was mainly due to the impact of the consolidation of KS and large expenses relating to our consumer finance business.

Outsourcing expenses, including data processing

Outsourcing expenses, including data processing, for the fiscal year ended March 31, 2015 was ¥241.7 billion, an increase of ¥25.0 billion from ¥216.7 billion for the fiscal year ended March 31, 2014. A substantial portion of this increase was recorded in our commercial banking subsidiaries due to higher fees for upgrading system software in foreign branches and subsidiaries, including MUAH, in connection with the integration of their operations in the United States and the enhancement of their regulatory compliance system enhancement.

Amortization of intangible assets

Amortization of intangible assets for the fiscal year ended March 31, 2015 was ¥222.4 billion, an increase of ¥24.3 billion from ¥198.1 billion for the fiscal year ended March 31, 2014. This increase was mainly due to an increase in amortization of KS’s intangible assets such as customer relationships as KS’s intangible assets became subject to amortization in the fiscal year ended March 31, 2015. We recorded ¥124.3 billion of intangible assets relating to KS’s customer relationships as of the acquisition date of December 18, 2013. We decided to apply the fixed-installment depreciation method to these customer relationships for eight to 14-year periods, depending on the characteristics of each of the customer relationships.

Taxes and public charges

Taxes and public charges for the fiscal year ended March 31, 2015 was ¥96.6 billion, an increase of ¥27.1 billion from ¥69.5 billion for the fiscal year ended March 31, 2014. This increase was mainly due to the increase in the Japanese consumption tax rate from 5% to 8% in April 2014.

Other non-interest expenses

Other non-interest expenses for the fiscal year ended March 31, 2015 were ¥372.4 billion, an increase of ¥54.4 billion from ¥318.0 billion for the fiscal year ended March 31, 2014. This increase reflected BTMU’s payment of $315 million, or ¥34.5 billion, to the DFS in November 2014. See “—Recent Developments.”

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

Income Tax Expense

The following table shows a summary of our income tax expense for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions, except percentages)
Income before income tax expense	¥1,415.9	¥1,420.4	¥2,262.7
Income tax expense	296.0	337.9	666.0
Effective income tax rate	20.9%	23.8%	29.4%
Combined normal effective statutory tax rate	38.0%	38.0%	35.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2013, 2014 and 2015 are summarized as follows:

	Fiscal years ended March 31,
	2013	2014	2015
Combined normal effective statutory tax rate	38.0%	38.0%	35.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.1	0.2	0.1
Foreign tax credits and payments	(0.8)	(0.6)	(1.0)
Lower tax rates applicable to income of subsidiaries	(0.5)	(0.4)	(0.1)
Change in valuation allowance	(7.3)	(12.4)	(1.3)
Realization of previously unrecognized tax effects of subsidiaries	(10.7)	(0.1)	—
Nontaxable dividends received	(2.3)	(3.3)	(1.6)
Undistributed earnings of subsidiaries	1.5	0.5	0.1
Tax and interest expense for uncertainty in income taxes	(0.1)	—	(0.2)
Expiration of loss carryforward	2.1	—	—
Effect of changes in tax laws	—	1.2	(1.7)
Other—net	0.9	0.7	(0.5)

Effective income tax rate	20.9%	23.8%	29.4%

The effective income tax rate for the fiscal year ended March 31, 2015 was 29.4%, 6.2 percentage points lower than the combined normal effective statutory rate of 35.6%. This was partly due to our receipt of nontaxable dividends. Under Japanese tax law, a certain percentage of dividends received is regarded as nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was a reduction in valuation allowances to the extent that it was more likely than not that the deferred tax assets would be realized mainly because certain subsidiaries were expected to remain profitable in future periods, considering the current business environment.

In addition, the lower effective income tax rate was also attributable to the effect of changes in tax law. Under the “2015 Tax Reform” enacted by the Japanese Diet on March 31, 2015, the effective statutory rate of corporate income tax will be reduced from approximately 35.6% to 33.9% starting in a corporation’s fiscal year that begins on or after April 1, 2015. The tax reform legislation also includes changes in the limitation on the use of net operating loss carryforwards from 80% to 65% of taxable income for the two-year period between April 1, 2015 and March 31, 2017, and from 65% to 50% for the fiscal years beginning on or after April 1, 2017, respectively, and a one-year increase in the carryforward period of certain net operating loss carryforwards from nine years to ten years for the fiscal years beginning on or after April 1, 2017. The changes in tax laws resulted in a decrease of ¥39,966 million in income tax expense for the fiscal year ended March 31, 2015.

The effective income tax rate for the fiscal year ended March 31, 2014 was 23.8%, 14.2 percentage points lower than the combined normal effective statutory tax rate of 38.0%. This lower effective income tax rate primarily reflected a decrease in the valuation allowance against deferred tax assets which accounted for 12.4 percentage points of the difference between the combined normal effective statutory tax rate and the effective income tax rate. For the fiscal year ended March 31, 2014, we recorded a valuation allowance release on the basis of management’s reassessment of the amount of our deferred tax assets that were more likely than not to be realized. As of March 31, 2014, management considered new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. As a result, among others,

•

a release of valuation allowance of ¥91.1 billion was due to the application of the consolidated corporate-tax system beginning with the fiscal year ending March 31, 2015. This is because MUFG would be able to utilize income in more profitable subsidiaries to realize the benefit of net operating loss carryforwards and existing deductible temporary differences recorded at MUFG. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly owned domestic subsidiaries. Management believes that the net operating loss carryforwards related to corporate taxes will be fully utilized by the application of the consolidated corporate-tax system; and

•

a release of valuation allowance of ¥45.9 billion was due to the profitability improvement of a certain subsidiary. Management considered various factors, including the improved operating performance and cumulative operating results over the prior several years of the subsidiary as well as the outlook regarding prospective operating performance of the subsidiary, and determined that sufficient positive evidence exists as of March 31, 2014, to conclude that it is more likely than not that additional deferred tax assets would be realizable.

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

Net income attributable to noncontrolling interests

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

We recorded net income attributable to noncontrolling interests of ¥65.5 billion for the fiscal year ended March 31, 2015, compared to ¥67.1 billion for the previous fiscal year.

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

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five groups—Retail, Corporate, Trust Assets, Global, and Global Markets, each of which is treated as a business segment. These five businesses serve as the core sources of our revenue. For the fiscal year ended March 31, 2015, in addition to these five integrated business groups, Krungsri, our banking subsidiary in Thailand, was treated as a business segment. Operations that were not covered under the integrated business group system or Krungsri, as well as the elimination of duplicated amounts of net revenues among business segments, were classified under “Other” as further described below.

The following is a brief explanation of our business segments for the fiscal year ended March 31, 2015:

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

Krungsri—Covers businesses conducted mainly in Thailand by Krungsri. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium-sized enterprises, and large corporations mainly in Thailand. In addition, Krungsri’s consolidated subsidiaries include the major credit card issuer in Thailand as well as a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand. We hold a 76.88% ownership interest in Krungsri as of March 31, 2015. The amounts for this segment in the table below represent the respective amounts before taking into account the noncontrolling interest in Krungsri and before taking into account the integration between Krungsri and BTMU’s Bangkok branch.

Integrated Global Markets Business Group—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective April 1, 2014 and October 1, 2014, in order to further streamline and integrate our managerial accounting methodologies on a group-wide basis, we made modifications to such methodologies, which mainly affected the Integrated Retail Banking Business Group and the Integrated Global Markets Business Group. These modifications had no impact on our total operating profit for the fiscal years ended March 31, 2013 and 2014, but affected net revenue and operating expense allocations among business segments. Prior period business segment information has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

For further information, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

Effective this current fiscal year ending March 31, 2016, the Integrated Retail Banking Business Group, the Integrated Corporate Banking Business Group, the Integrated Trust Assets Business Group, the Integrated Global Business Group and the Integrated Global Markets Business Group are renamed the Retail Banking Business Group, the Corporate Banking Business Group, the Trust Assets Business Group, the Global Business Group and the Global Markets Business Group, respectively. In addition, the Krungsri segment is integrated into and made part of the Global Business Group.

The following table set forth our business segment information for the fiscal years ended March 31, 2013, 2014 and 2015:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Krungsri	Integrated Global Markets Business Group	Other	Total
				Other than MUAH	MUAH	Total
	(in billions)
Fiscal year ended March 31, 2013:
Net revenue:	¥1,211.2	¥863.2	¥139.6	¥465.4	¥288.5	¥753.9	¥—	¥759.9	¥(10.9)	¥3,716.9
Operating expenses	917.3	434.3	88.8	246.8	205.4	452.2	—	142.5	174.2	2,209.3

Operating profit (loss)	¥293.9	¥428.9	¥50.8	¥218.6	¥83.1	¥301.7	¥—	¥617.4	¥(185.1)	¥1,507.6

Fiscal year ended March 31, 2014:
Net revenue:	¥1,296.3	¥924.0	¥159.7	¥567.9	¥375.9	¥943.8	¥—	¥563.2	¥(13.6)	¥3,873.4
Operating expenses	961.9	438.5	94.8	299.9	266.9	566.8	—	176.5	171.8	2,410.3

Operating profit (loss)	¥334.4	¥485.5	¥64.9	¥268.0	¥109.0	¥377.0	¥—	¥386.7	¥(185.4)	¥1,463.1

Fiscal year ended March 31, 2015:
Net revenue:	¥1,311.3	¥965.2	¥172.2	¥668.6	¥442.4	¥1,111.0	¥240.3	¥609.4	¥(22.5)	¥4,386.9
Operating expenses	964.2	448.1	102.1	341.0	298.1	639.1	123.7	191.3	243.0	2,711.5

Operating profit (loss)	¥347.1	¥517.1	¥70.1	¥327.6	¥144.3	¥471.9	¥116.6	¥418.1	¥(265.5)	¥1,675.4

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group increased ¥15.0 billion to ¥1,311.3 billion for the fiscal year ended March 31, 2015 from ¥1,296.3 billion for the fiscal year ended March 31, 2014. Net revenue of the Integrated Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to increases in volumes of consumer finance products and sales of financial products such as insurance products, despite the negative impact of lower interest income from loans such as home loans due to lower interest rates and decreased volumes in the zero-interest rate and competitive housing market environment.

Operating expenses of the Integrated Retail Banking Business Group increased ¥2.3 billion to ¥964.2 billion for the fiscal year ended March 31, 2015 from ¥961.9 billion for the fiscal year ended March 31, 2014.

Operating profit of the Integrated Retail Banking Business Group increased ¥12.7 billion to ¥347.1 billion for the fiscal year ended March 31, 2015 from ¥334.4 billion for the fiscal year ended March 31, 2014.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased ¥41.2 billion to ¥965.2 billion for the fiscal year ended March 31, 2015 from ¥924.0 billion for the fiscal year ended March 31, 2014. Net revenue of the Integrated Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was mainly from the investment banking businesses such as structured financing in our banking subsidiaries and from the primary and secondary businesses in our securities subsidiaries, reflecting improved market conditions in and outside of Japan.

Operating expenses of the Integrated Corporate Banking Business Group increased ¥9.6 billion to ¥448.1 billion for the fiscal year ended March 31, 2015 from ¥438.5 billion for the fiscal year ended March 31, 2014.

Operating profit of the Integrated Corporate Banking Business Group increased ¥31.6 billion to ¥517.1 billion for the fiscal year ended March 31, 2015 from ¥485.5 billion for the fiscal year ended March 31, 2014.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group increased ¥12.5 billion to ¥172.2 billion for the fiscal year ended March 31, 2015 from ¥159.7 billion for the fiscal year ended March 31, 2014. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. Improvements in market conditions since the introduction of “Abenomics” continued to have a positive impact on the businesses of the Integrated Trust Assets Business Group.

Operating expenses of the Integrated Trust Assets Business Group increased by ¥7.3 billion to ¥102.1 billion for the fiscal year ended March 31, 2015 from ¥94.8 billion for the fiscal year ended March 31, 2014.

Operating profit of the Integrated Trust Assets Business Group increased ¥5.2 billion to ¥70.1 billion for the fiscal year ended March 31, 2015 from ¥64.9 billion for the fiscal year ended March 31, 2014.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥167.2 billion to ¥1,111.0 billion for the fiscal year ended March 31, 2015 from ¥943.8 billion for the fiscal year ended March 31, 2014. Net revenue of the Integrated Global Business Group mainly consists of revenues from commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue mainly came from increases in fees and commissions income and interest income from loans to both Japanese and non-Japanese companies in Asia and the Americas. The depreciation of the Japanese yen mainly against the U.S. dollar also contributed to the increase in net revenue of the Integrated Global Business Group.

Operating expenses of the Integrated Global Business Group increased ¥72.3 billion to ¥639.1 billion for the fiscal year ended March 31, 2015 from ¥566.8 billion for the fiscal year ended March 31, 2014, mainly due to increases in salaries in foreign branches of our commercial banking and securities subsidiaries, the cost for enhancing our global financial regulatory compliance system and the depreciation of the Japanese yen against other major currencies.

Operating profit of the Integrated Global Business Group increased ¥94.9 billion to ¥471.9 billion for the fiscal year ended March 31, 2015 from ¥377.0 billion for the fiscal year ended March 31, 2014.

Krungsri

In December 2013, BTMU acquired a controlling interest in Krungsri. Accordingly, no business segment information was stated for the fiscal year ended March 31, 2014 in the above table. For the fiscal year ended March 31, 2015, net revenue of Krungsri was ¥240.3 billion.

Operating expenses of Krungsri were ¥123.7 billion for the fiscal year ended March 31, 2015.

As a result, operating profit of Krungsri was ¥116.6 billion for the fiscal year ended March 31, 2015.

Integrated Global Markets Business Group

Net revenue of the Integrated Global Markets Business Group increased ¥46.2 billion to ¥609.4 billion for the fiscal year ended March 31, 2015 from ¥563.2 billion for the fiscal year ended March 31, 2014. This increase was mainly due to higher capital gains, in the strategic investment business in our commercial and trust banking subsidiaries, reflecting improved stock prices in major markets, and higher gains in the sales and trading business in our commercial banking and security subsidiaries, reflecting higher volatility in the financial markets.

Operating expenses of the Integrated Global Markets Business Group increased ¥14.8 billion to ¥191.3 billion for the fiscal year ended March 31, 2015 from ¥176.5 billion for the fiscal year ended March 31, 2014, primarily due to an increase in salaries, including performance-based bonuses in our overseas securities subsidiaries, reflecting increased market activities.

Operating profit of the Integrated Global Markets Business Group increased ¥31.4 billion to ¥418.1 billion for the fiscal year ended March 31, 2015 from ¥386.7 billion for the fiscal year ended March 31, 2014.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group increased ¥85.1 billion to ¥1,296.3 billion for the fiscal year ended March 31, 2014 from ¥1,211.2 billion for the fiscal year ended March 31, 2013. Net revenue of the Integrated Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to increases in volumes of sales of financial products such as mutual funds, debt securities and equity securities, reflecting improved market conditions since the introduction of “Abenomics” despite the negative impact of lower interest income from loans due to lower interest rates.

Operating expenses of the Integrated Retail Banking Business Group increased ¥44.6 billion to ¥961.9 billion for the fiscal year ended March 31, 2014 from ¥917.3 billion for the fiscal year ended March 31, 2013.

Operating profit of the Integrated Retail Banking Business Group increased ¥40.5 billion to ¥334.4 billion for the fiscal year ended March 31, 2014 from ¥293.9 billion for the fiscal year ended March 31, 2013.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased ¥60.8 billion to ¥924.0 billion for the fiscal year ended March 31, 2014 from ¥863.2 billion for the fiscal year ended March 31, 2013. Net revenue of the Integrated Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was mainly from investment banking businesses such as derivative sales and structured financing in our banking subsidiaries and from primary and secondary businesses in our securities subsidiaries, reflecting improved market conditions in Japan.

Operating expenses of the Integrated Corporate Banking Business Group were ¥438.5 billion for the fiscal year ended March 31, 2014, an increase of ¥4.2 billion from ¥434.3 billion for the fiscal year ended March 31, 2013.

Operating profit of the Integrated Corporate Banking Business Group increased ¥56.6 billion to ¥485.5 billion for the fiscal year ended March 31, 2014 from ¥428.9 billion for the fiscal year ended March 31, 2013.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group increased ¥20.1 billion to ¥159.7 billion for the fiscal year ended March 31, 2014 from ¥139.6 billion for the fiscal year ended March 31, 2013. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. Improvements in market conditions since the introduction of “Abenomics” had a positive impact on the businesses of the Integrated Trust Assets Business Group.

Operating expenses of the Integrated Trust Assets Business Group increased by ¥6.0 billion to ¥94.8 billion for the fiscal year ended March 31, 2014 from ¥88.8 billion for the fiscal year ended March 31, 2013.

Operating profit of the Integrated Trust Assets Business Group increased ¥14.1 billion to ¥64.9 billion for the fiscal year ended March 31, 2014 from ¥50.8 billion for the fiscal year ended March 31, 2013.

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

Operating expenses of the Integrated Global Business Group increased ¥114.6 billion to ¥566.8 billion for the fiscal year ended March 31, 2014 from ¥452.2 billion for the fiscal year ended March 31, 2013, mainly due to increases in salaries in foreign branches of our commercial banking and securities subsidiaries, and the depreciation of the Japanese yen against other major currencies.

Operating profit of the Integrated Global Business Group increased ¥75.3 billion to ¥377.0 billion for the fiscal year ended March 31, 2014 from ¥301.7 billion for the fiscal year ended March 31, 2013.

Integrated Global Markets Business Group

Net revenue of the Integrated Global Markets Business Group decreased ¥196.7 billion to ¥563.2 billion for the fiscal year ended March 31, 2014 from ¥759.9 billion for the fiscal year ended March 31, 2013. This decrease was mainly due to lower gains in sales of debt securities, particularly Japanese government bonds held as investment securities, in our commercial and trust banking subsidiaries, reflecting lower volumes of debt securities sold, despite increases in gains from the equity and debt securities trading in our securities subsidiaries.

Operating expenses of the Integrated Global Markets Business Group increased ¥34.0 billion to ¥176.5 billion for the fiscal year ended March 31, 2014 from ¥142.5 billion for the fiscal year ended March 31, 2013, primarily due to an increase in salaries, including performance-based bonuses in our securities subsidiaries, reflecting increased market activities.

Operating profit of the Integrated Global Markets Business Group decreased ¥230.7 billion to ¥386.7 billion for the fiscal year ended March 31, 2014 from ¥617.4 billion for the fiscal year ended March 31, 2013.

Geographic Segment Analysis

The table below sets forth our total revenue, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2013, 2014 and 2015. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥3,016.0	¥3,110.1	¥3,016.4

Foreign:
United States of America	426.4	219.0	715.5
Europe	256.5	155.0	521.4
Asia/Oceania excluding Japan	585.5	569.0	1,087.4
Other areas(1)	211.1	290.3	399.0

Total foreign	1,479.5	1,233.3	2,723.3

Total	¥4,495.5	¥4,343.3	¥5,739.7

Income (loss) before income tax expense (benefit):
Domestic	¥767.2	¥1,157.8	¥1,003.4

Foreign:
United States of America	98.8	(207.1)	200.2
Europe	96.5	11.6	354.5
Asia/Oceania excluding Japan	317.1	253.8	414.4
Other areas(1)	136.3	204.3	290.2

Total foreign	648.7	262.6	1,259.3

Total	¥1,415.9	¥1,420.4	¥2,262.7

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥499.1	¥859.8	¥410.7

Foreign:
United States of America	95.6	(131.5)	187.3
Europe	78.4	6.5	309.8
Asia/Oceania excluding Japan	275.0	149.4	358.6
Other areas(1)	121.0	131.2	264.7

Total foreign	570.0	155.6	1,120.4

Total	¥1,069.1	¥1,015.4	¥1,531.1

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Domestic net income attributable to Mitsubishi UFJ Financial Group decreased ¥449.1 billion to ¥410.7 billion for the fiscal year ended March 31, 2015 from ¥859.8 billion for the fiscal year ended March 31, 2014. This was mainly due to lower interest income from the domestic loan business, an increase in provision for credit losses, and smaller gains on sales of available-for-sale securities during the fiscal year ended March 31, 2015.

Foreign net income attributable to Mitsubishi UFJ Financial Group increased ¥964.8 billion to ¥1,120.4 billion for the fiscal year ended March 31, 2015 from ¥155.6 billion for the fiscal year ended March 31, 2014. The increase in foreign net income was mainly due to an increase in net income in Europe, reflecting higher fair values of foreign currency denominated bonds related to the fair value option, including German and French government bonds, as our banking subsidiaries increased their holdings of such bonds and interest rates decreased in the region where economic conditions remained stagnant. The increase in foreign net income in the United States and Asia reflected increases in the loan balance of MUAH and KS, and increases in lending interest rates in these regions.

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

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

The average exchange rate for the fiscal year ended March 31, 2015 was ¥109.93 per U.S.$1.00, compared to the average exchange rate of ¥100.24 per U.S.$1.00 for the previous fiscal year. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2014 was ¥105.85 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2013 of ¥97.65 per U.S.$1.00.

The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥202.8 billion, net interest income by ¥85.5 billion and income before income tax expense by ¥105.2 billion, respectively, for the fiscal year ended March 31, 2015.

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

Financial Condition

Total Assets

Our total assets as of March 31, 2015 were ¥280.89 trillion, an increase of ¥27.23 trillion from ¥253.66 trillion as of March 31, 2014. The increase in total assets mainly reflected increases in interest-earning deposits in other banks of ¥16.86 trillion, loans (before allowance for credit losses) of ¥7.99 trillion, and trading account assets of ¥6.25 trillion, which were partially offset by a decrease in available-for-sale securities of ¥4.40 trillion.

The following table shows our total assets as of March 31, 2014 and 2015 by geographic region based principally on the domicile of the obligors:

	As of March 31,
	2014	2015
	(in trillions)
Japan	¥158.81	¥169.28
Foreign:
United States	40.63	46.33
Europe	22.35	27.72
Asia/Oceania excluding Japan	22.31	26.19
Other areas(1)	9.56	11.37

Total foreign	94.85	111.61

Total	¥253.66	¥280.89

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies. Foreign assets are denominated primarily in U.S. dollars. The Japanese yen amount of foreign currency-denominated assets increased as the relevant foreign exchange rates appreciated against the Japanese yen. For example, as of March 31, 2015 the exchange rate was ¥120.17 per U.S.$1.00, as compared with ¥102.92 as of March 31, 2014. This depreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2014 and March 31, 2015 resulted in a ¥9.84 trillion increase in the Japanese yen amount of our total assets as of March 31, 2015.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2014 and 2015, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	As of March 31,
	2014	2015
	(in billions)
Domestic:
Manufacturing	¥11,540.8	¥11,703.4
Construction	980.9	977.9
Real estate	10,989.6	10,911.2
Services	2,693.6	2,684.4
Wholesale and retail	8,475.1	8,345.5
Banks and other financial institutions(1)	3,985.1	4,330.0
Communication and information services	1,443.5	1,527.8
Other industries	13,496.7	12,674.0
Consumer	16,921.3	16,720.6

Total domestic	70,526.6	69,874.8

Foreign:
Governments and official institutions	811.5	1,052.1
Banks and other financial institutions(1)	9,792.2	11,973.0
Commercial and industrial	24,533.8	29,593.2
Other	4,872.4	6,065.8

Total foreign	40,009.9	48,684.1

Unearned income, unamortized premium—net and deferred loan fees—net	(260.1)	(293.7)

Total(2)	¥110,276.4	¥118,265.2

Notes:
(1)	Loans to the so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥46.6 billion and ¥88.9 billion as of March 31, 2014 and 2015, respectively, which are carried at the lower of cost or estimated fair value.

Loans are our primary use of funds. For the fiscal year ended March 31, 2015, the average balance of loans was ¥114.02 trillion, accounting for 48.1% of the average total interest-earning assets, compared to ¥102.60 trillion, representing 48.4% of the average total interest-earning assets, for the previous fiscal year. As of March 31, 2015, our total loans were ¥118.27 trillion, accounting for 42.1% of total assets, compared to ¥110.28 trillion, accounting for 43.5% of total assets as of March 31, 2014. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, between March 31, 2014 and March 31, 2015, domestic loans decreased from 63.8% to 58.9%, while foreign loans increased from 36.2% to 41.1%.

Our domestic loan balance decreased ¥0.65 trillion, or 0.9%, between March 31, 2014 and March 31, 2015. This was mainly due to a decrease in our loans outstanding to borrowers in the other industries category, primarily reflecting repayments of loans made to central government institutions.

Our foreign loan balance increased ¥8.67 trillion, or 21.7%, between March 31, 2014 and March 31, 2015. This was mainly due to increased lending activity in the Americas, particularly in the United States, where economic conditions continued to improve at a moderate pace, as well as in Asia, where emerging economies continued to grow. The depreciation of the Japanese yen against the U.S. dollar also contributed to the increase in the balance of foreign loans.

Changes in the allowance for credit losses and provision (credit) for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2014 and 2015:

Fiscal year ended March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥1,068.5	¥157.2	¥51.9	¥58.4	¥—	¥1,336.0
Provision (credit) for credit losses	(70.1)	(36.0)	5.6	(5.9)	—	(106.4)
Charge-offs	158.9	4.6	20.1	7.5	—	191.1
Recoveries	29.5	0.3	3.2	4.4	—	37.4

Net charge-offs	129.4	4.3	16.9	3.1	—	153.7
Others(1)	7.9	0.0	—	10.6	—	18.5

Balance at end of fiscal year	¥876.9	¥116.9	¥40.6	¥60.0	¥—	¥1,094.4

Fiscal year ended March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥876.9	¥116.9	¥40.6	¥60.0	¥—	¥1,094.4
Provision (credit) for credit losses	22.6	(30.9)	2.6	(1.9)	94.6	87.0
Charge-offs	119.2	13.8	10.8	5.3	28.0	177.1
Recoveries	19.0	0.2	3.3	4.0	—	26.5

Net charge-offs	100.2	13.6	7.5	1.3	28.0	150.6
Others(1)	8.4	—	—	8.0	8.3	24.7

Balance at end of fiscal year	¥807.7	¥72.4	¥35.7	¥64.8	¥74.9	¥1,055.5

Notes:
(1)	Others are principally comprised of gains or losses from foreign exchange translation.
(2)	For the Krungsri segment, which is a new portfolio segment added following our acquisition of Krungsri in December 2013, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit loss was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit loss is stated as of March 31, 2014 in the above table. In addition, the information relating to the Krungsri segment is shown in the table on a basis prior to the integration between Krungsri and BTMU’s Bangkok branch.

We recorded ¥87.0 billion of provision for credit losses for the fiscal year ended March 31, 2015, compared to ¥106.4 billion of credit for credit losses for the previous fiscal year. Significant trends in each portfolio segment are discussed below.

Commercial segment—A large borrower in the domestic electronics manufacturing industry began experiencing significant deterioration in its operational and financial performance in the second half of the fiscal year ended March 31, 2015, requiring modifications to the terms of a substantial portion of its loans and an impairment allowance.

Residential segment—The stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. This trend resulted in an overall improvement in the credit quality of our residential loan portfolio. In light of this improvement and other factors, we continued to record credit for credit losses.

Card segment—We continued to apply refined borrower screening, which we had originally implemented in June 2010 under regulatory reforms in the consumer finance industry. In addition, the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. These factors resulted in an overall improvement in the credit quality of our card loan portfolio. In light of this improvement and other factors, we recorded a smaller provision for credit losses.

MUAH segment—Economic conditions continued to gradually improve in the United States with rising stock and real estate prices. This trend resulted in an overall improvement in the credit quality of the MUAH segment. In light of this improvement and other factors, we continued to record credit for credit losses.

Krungsri segment—We acquired KS in December 2013 and recorded the acquired loans at their fair values as of the acquisition date. We had no allowance for credit losses set aside as of March 31, 2014. We recorded ¥94.6 billion of provision for credit losses for the fiscal year ended March 31, 2015, primarily consisting of provisions of allowance for large groups of smaller-balance homogenous loans and formula allowance for loans that have been extended since the date of our acquisition of Krungsri, as well as provisions of allowance for loans individually evaluated for impairment particularly in the consumer and SME portfolios that were adversely affected by a slowdown in the economic growth in Thailand.

Charge-offs for the fiscal year ended March 31, 2015 were ¥177.1 billion, a decrease of ¥14.0 billion from ¥191.1 billion for the previous fiscal year. This was primarily due to a decrease in charge-offs in the Commercial segment, where a sizable portion of the loan outstanding to a large borrower in the domestic manufacturing category was charged off during the fiscal year ended March 31, 2014 to assist the borrower in improving its financial performance and repayment ability. The decrease in charge-offs in the Commercial segment was partially offset by an increase in charge-offs in the Residential segment, where portions of our apartment loans were charged off in connection with the sale of such loans to third parties.

Our total allowance for credit losses as of March 31, 2015 was ¥1,055.5 billion, a decrease of ¥38.9 billion from ¥1,094.4 billion as of March 31, 2014, as we recorded a provision for credit losses of ¥87.0 billion while we had net charge-offs of ¥150.6 billion for the fiscal year ended March 31, 2015. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

Allowance policy

We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for loan losses into five portfolio segments—Commercial, Residential, Card, MUAH and Krungsri.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

For more information on our credit and borrower ratings, see “—Credit quality indicator” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

For the Commercial, MUAH and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowances. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for loans individually evaluated for impairment or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the MUAH segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report, and “—Critical Accounting Estimates—Allowance for Credit Losses” above.

During the fiscal year ended March 31, 2015, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2014 and 2015 are shown below:

As of March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥640.5	¥69.6	¥29.2	¥4.1	¥—	¥743.4
Collectively evaluated for impairment	209.1	45.4	11.3	55.8	—	321.6
Loans acquired with deteriorated credit quality	27.3	1.9	0.1	0.1	—	29.4

Total	¥876.9	¥116.9	¥40.6	¥60.0	¥—	¥1,094.4

Loans:
Individually evaluated for impairment	¥1,459.3	¥211.8	¥102.9	¥64.0	¥—	¥1,838.0
Collectively evaluated for impairment	83,052.5	14,751.2	493.0	7,060.6	3,025.2	108,382.5
Loans acquired with deteriorated credit quality	75.7	15.3	12.7	115.0	50.7	269.4

Total(1)	¥84,587.5	¥14,978.3	¥608.6	¥7,239.6	¥3,075.9	¥110,489.9

As of March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥516.1	¥49.3	¥25.7	¥4.2	¥7.5	¥602.8
Collectively evaluated for impairment	269.3	21.3	9.9	60.2	66.9	427.6
Loans acquired with deteriorated credit quality	22.3	1.8	0.1	0.4	0.5	25.1

Total	¥807.7	¥72.4	¥35.7	¥64.8	¥74.9	¥1,055.5

Loans:
Individually evaluated for impairment	¥1,317.5	¥167.1	¥90.1	¥60.7	¥31.9	¥1,667.3
Collectively evaluated for impairment	88,833.2	14,366.0	462.5	9,171.9	3,788.9	116,622.5
Loans acquired with deteriorated credit quality	56.0	13.4	12.0	62.2	36.5	180.1

Total(1)	¥90,206.7	¥14,546.5	¥564.6	¥9,294.8	¥3,857.3	¥118,469.9

Notes:
(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	For the Krungsri segment, which is a portfolio segment newly added following our acquisition of Krungsri in December 2013, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit loss was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit loss is stated as of March 31, 2014 in the above table. In addition, the information relating to the Krungsri segment is shown in the table on a basis prior to the integration between Krungsri and BTMU’s Bangkok branch.

Our total allowance for credit losses as of March 31, 2015 was ¥1,055.5 billion, a decrease of ¥38.9 billion from ¥1,094.4 billion as of March 31, 2014. The total allowance for credit losses represented 0.89% of the total loan balance as of March 31, 2015, compared to 0.99% as of March 31, 2014. Significant trends in each portfolio segment are discussed below.

Commercial segment—The allowance for credit losses for loans individually evaluated for impairment decreased ¥124.4 billion primarily because the financial performance and repayment ability of a number of large borrowers and a substantial portion of smaller borrowers improved, which resulted in upgrades of the borrower ratings assigned to these borrowers to the Normal category and reductions in loans individually evaluated for impairment. The allowance for credit losses for loans collectively evaluated for impairment increased ¥60.2 billion mainly reflected the unmodified portion of the loans to a large borrower in the domestic electronics manufacturing industry whose borrower rating was downgraded as its operational and financial performance deteriorated and concessions were made on a portion of its loans. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2015 was 0.90%, compared to 1.04% as of March 31, 2014.

Residential segment—The total allowance for this segment decreased ¥44.5 billion. The stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. As a substantial number of borrowers became current with their payments, nonaccrual loans decreased ¥15.6 billion, or 14.0%, between March 31, 2014 and March 31, 2015. This had a positive effect on the credit quality of our residential loan portfolio, resulting in ¥30.9 billion of credit for credit losses. In addition, ¥13.8 billion of loans were charged off mainly due to the sale of some of our apartment loans. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2015 was 0.50%, compared to 0.78% as of March 31, 2014.

Card segment—The total allowance for this segment decreased ¥4.9 billion. As a substantial number of borrowers became current with their payments, nonaccrual loans decreased ¥5.5 billion, or 7.6%, between March 31, 2014 and March 31, 2015. The continued application of our refined borrower screening and higher income for borrowers in the stable corporate environment had a positive effect on the credit quality of our card loan portfolio. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2015 was 6.32%, compared to 6.68% as of March 31, 2014.

MUAH segment—The total allowance for this segment increased ¥4.8 billion due to the impact of the depreciation of the Japanese yen against the U.S. dollar, which more than offset the impact of the improved credit quality of this portfolio, reflecting stronger economic conditions in the United States. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2015 was 0.70%, compared to 0.83% as of March 31, 2014.

Krungsri segment—The total allowance for this segment was ¥74.9 billion as of March 31, 2015. During the fiscal year ended March 31, 2015, we recorded ¥94.6 billion of provision for credit losses, ¥28.0 billion of charge-offs, and ¥8.3 billion of foreign exchange translation adjustments. We had no allowance for credit losses set aside as of March 31, 2014 as we acquired KS in December 2013 and recorded the acquired loans at their fair values as of the acquisition date. The provision for credit losses for the fiscal year ended March 31, 2015 primarily consisted of provisions of allowance for large groups of smaller-balance homogenous loans and formula allowance for loans that have been extended since the date of our acquisition of Krungsri, as well as provisions of allowance for loans individually evaluated for impairment particularly in the consumer and SME portfolios that were adversely affected by a slowdown in the economic growth in Thailand. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2015 was 1.94%.

Allowance for off-balance sheet credit instruments

We maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is included in other liabilities. We have adopted for such instruments the same methodology used in determining the allowance for credit losses on loans.

The allowance for credit losses on off-balance sheet credit instruments was ¥73.3 billion as of March 31, 2015, an increase of ¥3.4 billion from ¥69.9 billion as of March 31, 2014.

Sales of nonperforming loans

The following table presents comparative data relating to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2014	¥38.7	¥22.0	¥16.7	¥(5.8)
For the fiscal year ended March 31, 2015	¥14.9	¥6.8	¥8.1	¥(3.3)

Notes:
(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

While we originate various types of loans to corporate and individual borrowers in Japan and overseas in the normal course of business, we dispose of nonperforming loans in order to improve our loan quality. Most of such nonperforming loans were disposed of by sales to third parties without any continuing involvement.

Through the sale of nonperforming loans to third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers.

In connection with the sale of loans, including performing loans, we recorded net gains of ¥19.0 billion and ¥15.3 billion for the fiscal years ended March 31, 2014 and 2015, respectively.

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

We modify certain loans in conjunction with our loss-mitigation activities. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings, or TDRs. TDRs are also considered impaired loans, and an allowance for credit losses is separately established for each loan.

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as a TDR and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring. If the borrower is upgraded to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations), a TDR would be reclassified to accrual status. However, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

A loan that has been modified into a TDR is considered to be a TDR until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms.

For more information on our credit and borrower ratings, see “—Credit Quality Indicator” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

For more information on our TDRs, see Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

The following table shows information about the nonaccrual status of loans by class as of March 31, 2014 and 2015:

	As of March 31,
	2014	2015
	(in billions)
Commercial
Domestic	¥737.9	¥514.0
Manufacturing	167.8	118.9
Construction	30.1	20.1
Real estate	142.0	77.0
Services	72.1	54.2
Wholesale and retail	211.8	158.0
Banks and other financial institutions	7.2	5.7
Communication and information services	24.9	23.2
Other industries	36.0	18.6
Consumer	46.0	38.3
Foreign-excluding MUAH and Krungsri	82.6	96.9
Residential	111.2	95.6
Card	72.5	67.0
MUAH	46.6	45.2
Krungsri	26.0	68.1

Total(1)	¥1,076.8	¥886.8

Note:
(1)	The above table does not include loans held for sale of nil and ¥0.6 billion as of March 31, 2014 and 2015, respectively, and loans acquired with deteriorated credit quality of ¥38.7 billion and ¥26.2 billion as of March 31, 2014 and 2015, respectively.

Total nonaccrual loans decreased ¥190.0 billion. Significant trends in each portfolio segment are discussed below.

Commercial segment—Nonaccrual loans in the domestic commercial category decreased ¥223.9 billion. Approximately 25% of this decrease was attributable to large borrowers. In particular, in the real estate category, the repayment ability of a large borrower improved, and the loan to the borrower was transferred from nonaccrual status to accrual status, while the loan to another large borrower was sold to a third party. In the wholesale and retail category, a portion of the loan to a large borrower was repaid and the remaining loan balance was forgiven. In the manufacturing category, the repayment ability of a large borrower improved, and the loan to the borrower was transferred from nonaccrual status to accrual status. Nonaccrual loans in the foreign excluding MUAH and Krungsri category increased ¥14.3 billion due to the loans to a large borrower being downgraded under our internal borrower grading system.

Residential segment—Nonaccrual loans in the segment decreased ¥15.6 billion primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers who became current with their payments as the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment.

Card segment—Nonaccrual loans in the segment decreased ¥5.5 billion, as a substantial number of borrowers became current with their payments.

MUAH segment—Nonaccrual loans in the segment decreased ¥1.4 billion, reflecting the overall improvement in the credit quality of the loan portfolio.

Krungsri segment—Nonaccrual loans in the segment increased ¥42.1 billion primarily because the credit quality of the consumer and SME loan portfolios worsened as the economic growth slowed in Thailand.

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2014 and 2015:

	As of March 31,
	2014	2015
	(in billions)
Commercial(1)
Domestic	¥528.1	¥611.4
Manufacturing	257.0	348.9
Construction	13.7	12.9
Real estate	64.0	63.5
Services	57.5	45.2
Wholesale and retail	95.8	108.5
Banks and other financial institutions	1.2	0.7
Communication and information services	12.0	9.6
Other industries	10.5	9.5
Consumer	16.4	12.6
Foreign-excluding MUAH and Krungsri	114.3	97.0
Residential(1)	99.3	71.5
Card(2)	103.6	90.7
MUAH(2)	62.4	56.3
Krungsri(2)(3)	—	19.9

Total	¥907.7	¥946.8

Notes:
(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2014 and 2015 are nonaccrual TDRs as follows: ¥51.8 billion and ¥46.0 billion—Card; ¥23.7 billion and ¥22.2 billion—MUAH; and nil and ¥7.1 billion—Krungsri, respectively.
(3)	For the Krungsri segment, which is a new portfolio segment added following our acquisition of Krungsri in December 2013, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit loss was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no TDRs are stated as of March 31, 2014 in the above table.

Total TDRs increased ¥39.1 billion. Significant trends in each portfolio segment are discussed below.

Commercial segment—TDRs in the domestic commercial category increased ¥83.3 billion. This increase was attributable to a large borrower in the electronics equipment manufacturing industry that began experiencing significant deterioration in its operational and financial performance. TDRs in the foreign excluding MUAH and Krungsri category decreased ¥17.3 billion primarily as a result of the collection on the loan to a large borrower.

Residential segment—TDRs in the segment decreased ¥27.8 billion primarily as a result of repayments of loans classified as TDRs. The stable corporate environment contributed to higher income for borrowers in the segment.

Card segment—TDRs in the segment decreased ¥12.9 billion mainly due to repayments of loans classified as TDRs pursuant to their respective restructured terms.

MUAH segment—TDRs in the segment decreased ¥6.1 billion mainly due to repayments of loans classified as TDRs pursuant to their respective restructured terms.

Krungsri segment—TDRs in the segment were ¥19.9 billion as of March 31, 2015, which reflected deterioration in the repayment ability of consumer and SME borrowers as the economic growth slowed in Thailand. We had no TDRs as of March 31, 2014 as we acquired KS in December 2013 and recorded the acquired loans at their fair values as of the acquisition date.

In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.

The primary type of concessions we granted to loans in the Commercial, Residential and Krungsri segments during the fiscal year ended March 31, 2015 were extensions of the stated maturity dates. During the same fiscal year, reductions in the stated rates were the primary type of concessions we granted to loans in the Card segment, and payment deferrals were the primary type of concessions we granted to loans in the MUAH segment.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following table shows information about impaired loans by class as of March 31, 2014 and 2015:

	As of March 31, 2014
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥1,006.3	¥257.2	¥1,263.5	¥1,312.3	¥544.3
Manufacturing	368.9	55.0	423.9	431.7	181.4
Construction	30.5	13.3	43.8	45.3	18.7
Real estate	141.2	63.7	204.9	212.4	52.8
Services	102.0	27.3	129.3	139.3	54.5
Wholesale and retail	249.0	58.6	307.6	317.6	169.5
Banks and other financial institutions	8.3	0.1	8.4	8.4	7.0
Communication and information services	25.4	11.5	36.9	39.3	16.5
Other industries	36.8	9.6	46.4	47.9	26.9
Consumer	44.2	18.1	62.3	70.4	17.0
Foreign-excluding MUAH and Krungsri	193.3	2.4	195.7	195.9	96.2
Loans acquired with deteriorated credit quality	18.8	0.2	19.0	32.1	6.1
Residential	203.6	11.6	215.2	255.7	70.4
Card	102.9	0.7	103.6	115.8	29.2
MUAH	39.6	24.4	64.0	71.2	4.1
Krungsri(3)	—	—	—	—	—

Total(4)	¥1,564.5	¥296.5	¥1,861.0	¥1,983.0	¥750.3

	As of March 31, 2015
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥890.9	¥234.2	¥1,125.1	¥1,174.9	¥424.5
Manufacturing	420.9	46.9	467.8	478.4	178.9
Construction	21.0	12.0	33.0	33.9	11.5
Real estate	90.7	49.7	140.4	150.0	32.3
Services	74.5	24.7	99.2	105.4	38.1
Wholesale and retail	205.4	61.1	266.5	277.1	120.9
Banks and other financial institutions	5.9	0.5	6.4	6.8	5.1
Communication and information services	21.4	11.4	32.8	34.1	13.9
Other industries	20.5	7.6	28.1	30.0	12.6
Consumer	30.6	20.3	50.9	59.2	11.2
Foreign-excluding MUAH and Krungsri	192.3	0.1	192.4	192.4	91.6
Loans acquired with deteriorated credit quality	12.1	—	12.1	23.8	3.3
Residential	160.3	9.5	169.8	209.0	50.0
Card	90.1	0.6	90.7	102.1	25.7
MUAH	39.5	21.2	60.7	70.5	4.2
Krungsri(3)	24.1	11.9	36.0	43.2	8.0

Total(4)	¥1,409.3	¥277.5	¥1,686.8	¥1,815.9	¥607.3

Notes:
(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans as of March 31, 2014 and 2015 are accrual TDRs as follows: ¥642.4 billion and ¥708.4 billion—Commercial; ¥99.4 billion and ¥71.5 billion—Residential; ¥51.8 billion and ¥44.7 billion—Card; ¥38.7 billion and ¥34.1 billion—MUAH; and nil and ¥8.5 billion—Krungsri, respectively.
(3)	For the Krungsri segment, which is a new portfolio segment added following our acquisition of Krungsri in December 2013, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit loss was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no impaired loans are stated as of March 31, 2014 in the above table. In addition, the information relating to the Krungsri segment is shown in the table on a basis prior to the integration between Krungsri and BTMU’s Bangkok branch.
(4)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of nil and ¥0.6 billion as of March 31, 2014 and 2015, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,
	2014		2015
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,359.6	¥23.3	¥1,181.9	¥23.2
Manufacturing	430.4	7.0	440.3	8.3
Construction	47.8	0.9	38.9	0.9
Real estate	228.1	3.5	170.5	3.2
Services	140.6	2.8	115.4	2.7
Wholesale and retail	339.6	5.9	283.2	5.4
Banks and other financial institutions	10.7	0.2	7.2	0.1
Communication and information services	44.4	0.9	35.2	0.8
Other industries	49.6	1.0	35.2	0.7
Consumer	68.4	1.1	56.0	1.1
Foreign-excluding MUAH and Krungsri	187.7	2.8	183.7	3.2
Loans acquired with deteriorated credit quality	30.1	1.7	14.7	0.7
Residential	264.3	5.1	187.6	4.2
Card	114.0	5.2	97.2	4.2
MUAH	60.9	3.5	59.7	2.0
Krungsri	—	—	18.8	0.6

Total	¥2,016.6	¥41.6	¥1,743.6	¥38.1

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2014 and 2015:

As of March 31, 2014:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥50,608.9	¥3,549.1	¥737.7	¥54,895.7
Manufacturing	10,032.9	1,329.4	167.8	11,530.1
Construction	786.6	163.3	30.1	980.0
Real estate	9,747.1	716.3	141.8	10,605.2
Services	2,279.4	328.1	72.1	2,679.6
Wholesale and retail	7,582.6	651.7	211.7	8,446.0
Banks and other financial institutions	3,959.3	18.5	7.2	3,985.0
Communication and information services	1,349.2	68.8	25.0	1,443.0
Other industries	13,274.0	182.7	36.1	13,492.8
Consumer	1,597.8	90.3	45.9	1,734.0
Foreign-excluding MUAH and Krungsri	28,399.2	1,132.1	84.8	29,616.1
Loans acquired with deteriorated credit quality	32.4	33.1	10.2	75.7

Total	¥79,040.5	¥4,714.3	¥832.7	¥84,587.5

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,864.9	¥113.4	¥14,978.3
Card	¥535.5	¥73.1	¥608.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,003.8	¥35.0	¥3,947.0	¥98.6	¥95.2	¥7,179.6

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥2,923.1	¥101.2	¥51.6	¥3,075.9

As of March 31, 2015:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥51,408.6	¥2,782.4	¥514.0	¥54,705.0
Manufacturing	10,523.0	1,049.4	118.9	11,691.3
Construction	887.0	70.0	20.1	977.1
Real estate	10,101.7	559.1	76.9	10,737.7
Services	2,383.1	235.5	54.2	2,672.8
Wholesale and retail	7,583.0	583.0	157.9	8,323.9
Banks and other financial institutions	4,313.4	10.6	5.7	4,329.7
Communication and information services	1,449.7	54.5	23.2	1,527.4
Other industries	12,504.6	147.5	18.7	12,670.8
Consumer	1,663.1	72.8	38.4	1,774.3
Foreign-excluding MUAH and Krungsri	34,355.6	990.5	99.6	35,445.7
Loans acquired with deteriorated credit quality	20.9	28.4	6.7	56.0

Total	¥85,785.1	¥3,801.3	¥620.3	¥90,206.7

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,449.1	¥97.4	¥14,546.5
Card	¥497.0	¥67.6	¥564.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,820.9	¥32.7	¥5,229.7	¥76.7	¥80.9	¥9,240.9

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥3,653.9	¥118.2	¥85.2	¥3,857.3

Notes:

(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥60.0 billion and ¥53.9 billion as of March 31, 2014 and 2015, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

Significant trends in each portfolio segment are discussed below.

Commercial segment—The ratio of loans classified as Close Watch or below to total loans in the segment decreased 1.7 percentage points to 4.9% as of March 31, 2015 from 6.6% as of March 31, 2014. The decrease reflected a decrease in loans rated Close Watch or below and an increase in total loans in the segment. Loans classified as Close Watch or below decreased for all categories in the segment, particularly for the domestic manufacturing, real estate, and wholesale and retail categories, and the foreign excluding MUAH and Krungsri category. The decrease in the domestic manufacturing category was primarily due to an improvement in the financial performance and prospects of a large borrower, whose borrower rating was upgraded to Normal, as well as the disposition of the loan to a large borrower. The decrease in the domestic real estate category was mainly because the loans to one large borrower were upgraded to Normal after considering its repayment ability under the current modified terms and the loans to one large borrower were sold to a third party purchaser. The decrease in the domestic wholesale and retail category was primarily because a portion of the loan to a large borrower was repaid and the remaining loan balance was forgiven. The decrease in the foreign excluding MUAH and Krungsri category was mainly attributable to improved conditions of borrowers of loans booked at BTMU’s branches in the United States and Asia. The increase in total loans in the segment was mainly due to an increase in foreign loans.

Residential segment—The ratio of loans classified as Nonaccrual to total loans in the segment decreased 0.1 percentage points to 0.7% as of March 31, 2015 from 0.8% as of March 31, 2014. This was mainly due to a decrease of ¥16.0 billion in nonaccrual loans in the segment primarily as a result of the transfer to accrual status of loans to borrowers who became current with their payments.

Card segment—The ratio of loans classified as Nonaccrual to total loans in the segment was 12.0% as of March 31, 2014 and March 31, 2015.

MUAH segment—The ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment decreased 1.1 percentage points to 2.1% as of March 31, 2015 from 3.2% as of March 31, 2014. The decrease was primarily as a result of collections and transfers of loans to accrual status as economic conditions continued to improve in the United States.

Krungsri segment—The ratio of loans classified as Special Mention or below to total loans in the segment increased 0.3 percentage points to 5.3% as of March 31, 2015 from 5.0% as of March 31, 2014. The increase was primarily due to increases in loans classified as Doubtful or Doubtful of Loss mainly because the credit quality of the consumer loan portfolio worsened as Thailand’s economic growth slowed.

Past due analysis

Aging of past due loans by class as of March 31, 2014 and 2015 are shown below:

As of March 31, 2014:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥26.2	¥53.6	¥79.8	¥54,815.9	¥54,895.7	¥6.5
Manufacturing	5.3	7.2	12.5	11,517.6	11,530.1	—
Construction	0.7	0.6	1.3	978.7	980.0	0.0
Real estate	4.9	9.6	14.5	10,590.7	10,605.2	2.2
Services	4.3	2.8	7.1	2,672.5	2,679.6	0.0
Wholesale and retail	4.7	22.8	27.5	8,418.5	8,446.0	0.0
Banks and other financial institutions	0.0	0.1	0.1	3,984.9	3,985.0	—
Communication and information services	0.7	1.4	2.1	1,440.9	1,443.0	—
Other industries	0.6	1.6	2.2	13,490.6	13,492.8	—
Consumer	5.0	7.5	12.5	1,721.5	1,734.0	4.3
Foreign-excluding MUAH and Krungsri	3.3	7.1	10.4	29,605.7	29,616.1	0.4
Residential	85.5	54.5	140.0	14,823.0	14,963.0	40.5
Card	21.6	33.4	55.0	540.9	595.9	—
MUAH	30.1	14.3	44.4	7,078.6	7,123.0	0.5
Krungsri	66.9	22.1	89.0	2,936.2	3,025.2	—

Total	¥233.6	¥185.0	¥418.6	¥109,800.3	¥110,218.9	¥47.9

As of March 31, 2015:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥14.1	¥22.8	¥36.9	¥54,668.1	¥54,705.0	¥5.6
Manufacturing	1.6	2.5	4.1	11,687.2	11,691.3	0.2
Construction	0.2	0.5	0.7	976.4	977.1	—
Real estate	3.1	5.8	8.9	10,728.8	10,737.7	0.9
Services	1.1	1.3	2.4	2,670.4	2,672.8	0.1
Wholesale and retail	2.7	4.2	6.9	8,317.0	8,323.9	0.1
Banks and other financial institutions	0.0	0.5	0.5	4,329.2	4,329.7	—
Communication and information services	0.5	0.4	0.9	1,526.5	1,527.4	—
Other industries	0.3	0.3	0.6	12,670.2	12,670.8	0.0
Consumer	4.6	7.3	11.9	1,762.4	1,774.3	4.3
Foreign-excluding MUAH and Krungsri	9.4	2.1	11.5	35,434.2	35,445.7	—
Residential	82.9	53.7	136.6	14,396.6	14,533.2	41.8
Card	18.7	32.1	50.8	501.7	552.5	—
MUAH	21.0	11.1	32.1	9,199.4	9,231.5	0.3
Krungsri	88.1	57.9	146.0	3,674.8	3,820.8	—

Total	¥234.2	¥179.7	¥413.9	¥117,874.8	¥118,288.7	¥47.7

Notes:
(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of MUAH do not include ¥1.6 billion and ¥1.1 billion of FDIC covered loans as of March 31, 2014 and 2015, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans as of March 31, 2015 were ¥413.9 billion, a decrease of ¥4.7 billion from ¥418.6 billion as of March 31, 2014. This reflected an overall improvement in the credit quality of the Commercial, Residential, Card and MUAH segments, more than offsetting the increase in past due loans in the Krungsri segment.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds, corporate bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of yen-dominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 67.8% as of March 31, 2015 from 75.2% as of March 31, 2014. We also hold Japanese government bonds that are classified as held-to-maturity securities, which accounted for 2.2% of our investment portfolio as of March 31, 2015.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectation for us to reduce our equity portfolio. As of March 31, 2015, however, our investment in marketable equity securities increased mainly due to a higher fair value of our equity portfolio, reflecting increased stock prices in Japan and increased holdings of mutual funds by our banking subsidiaries as part of their investment strategy. As of March 31, 2014 and March 31, 2015, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital.

Investment securities decreased ¥3.12 trillion to ¥52.21 trillion as of March 31, 2015 from ¥55.33 trillion as of March 31, 2014, primarily due to a decrease in our holding of Japanese government bonds primarily in response to the Bank of Japan’s monetary policy and measure to purchase such bonds in the market to stimulate the economy by increasing liquidity and also as part of our asset and liability management. The decrease in our holding of Japanese government bonds was partially offset by an increase in marketable equity securities in our banking subsidiaries reflecting the higher fair values of such securities due to higher stock prices.

Investment securities other than available-for-sale securities or held-to-maturity securities, which are nonmarketable equity securities presented on our consolidated balance sheet as other investment securities, were primarily carried at cost of ¥0.59 trillion as of March 31, 2015 and ¥0.74 trillion as of March 31, 2014, respectively, because their fair values were not readily determinable.

For the fiscal year ended March 31, 2015, losses resulting from impairment of investment securities were ¥5.9 billion, compared to ¥6.5 billion for the fiscal year ended March 31, 2014.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale and held-to-maturity investment securities as of March 31, 2014 and 2015.

	As of March 31,
	2014			2015
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale securities:
Debt securities:
Japanese government and Japanese government agency bonds	¥41,388.6	¥41,589.0	¥200.4	¥35,079.9	¥35,405.6	¥325.7
Japanese prefectural and municipal bonds	195.1	203.1	8.0	186.9	194.4	7.5
Foreign governments and official institutions bonds	1,272.2	1,271.4	(0.8)	1,661.3	1,682.5	21.2
Corporate bonds	1,523.0	1,561.2	38.2	1,226.3	1,255.6	29.3
Mortgage-backed securities	1,220.4	1,180.8	(39.6)	1,149.8	1,139.4	(10.4)
Asset-backed securities(1)	1,060.8	1,058.0	(2.8)	1,255.9	1,246.0	(9.9)
Other debt securities	184.5	184.9	0.4	179.9	182.3	2.4
Marketable equity securities	2,457.0	4,837.3	2,380.3	2,568.3	6,384.6	3,816.3

Total available-for-sale securities	¥49,301.6	¥51,885.7	¥2,584.1	¥43,308.3	¥47,490.4	¥4,182.1

Held-to-maturity debt securities(2)	¥2,707.0	¥2,735.1	¥28.1	¥4,130.5	¥4,184.1	¥53.6

Notes:
(1)	AAA and AA-rated products account for approximately two-thirds of our asset-backed securities.
(2)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on available-for-sale securities were ¥4,182.1 billion as of March 31, 2015, an increase of ¥1,598.0 billion from ¥2,584.1 billion as of March 31, 2014. This increase primarily consisted of a ¥1,436.0 billion increase in net unrealized gains on marketable equity securities, reflecting the general increase in Japanese stock prices as the Japanese yen depreciated against other major currencies, and a ¥125.3 billion increase in net unrealized gains on Japanese government bonds, reflecting lower interest rates in major markets, including Japan, affected by conditions in the Euro-zone market.

The amortized cost of held-to-maturity securities increased ¥1,423.5 billion between March 31, 2014 and March 31, 2015. The increase was mainly due to the increased holdings of Japanese government bonds in our commercial banking subsidiaries to manage the interest rate fluctuation risk primarily relating to core deposits. This increase was partially offset by the redemption of Japanese government bonds held by our trust banking subsidiaries.

The following table shows information relating to our investment securities other than available-for-sale securities or held-to-maturity securities as of March 31, 2014 and 2015:

	As of March 31,
	2014	2015
	(in billions)
Other investment securities:
Nonmarketable equity securities
Unlisted preferred securities(1)	¥583.2	¥446.0
Others(2)	128.2	118.6
Investment securities held by investment companies and brokers and dealers(3)	26.2	22.5

Total	¥737.6	¥587.1

Notes:
(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost. The decrease of ¥137.2 billion in unlisted preferred securities was mainly due to redemption of the preferred securities issued by one of our capital raising vehicles.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash and Due from Banks

Cash and due from banks fluctuates significantly from day to day depending upon financial market conditions. Cash and due from banks as of March 31, 2015 were ¥3.35 trillion, a decrease of ¥0.34 trillion from ¥3.69 trillion as of March 31, 2014.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks as of March 31, 2015 were ¥37.36 trillion, an increase of ¥16.86 trillion compared to ¥20.50 trillion as of March 31, 2014, mainly due to increased interest-earning deposits with the Bank of Japan and the FRB by our banking subsidiaries. The average interest-earning deposits in other banks by our domestic offices for the fiscal year ended March 31, 2015 were ¥21.49 trillion, an increase of ¥11.16 trillion compared to the previous fiscal year, while the average interest-earning deposits in other banks by our overseas offices were ¥8.48 trillion, an increase of ¥1.95 trillion compared to the previous fiscal year.

Trading Account Assets

Trading account assets as of March 31, 2015 were ¥46.90 trillion, compared to ¥40.65 trillion as of March 31, 2014. Trading account assets consist of trading securities and trading derivative assets. Trading securities increased ¥1.34 trillion to ¥30.18 trillion as of March 31, 2015 from ¥28.84 trillion as of March 31, 2014. This increase was mainly due to increases in the fair values of foreign currency-denominated bonds held by our banking subsidiaries. The fair values of such bonds increased as a result of our banking subsidiaries increasing their holdings of euro-denominated foreign bonds, and also due to the impact of the depreciation of the Japanese yen against the U.S. dollar on the Japanese-yen value of the U.S. dollar denominated bonds held by our banking subsidiaries. Interest rates in the Euro-zone decreased during the fiscal year ended March 31, 2015 as stagnant economic conditions continued in the region, resulting in the value of the U.S. dollar appreciating against other major currencies, including Japanese yen. Trading derivative assets increased ¥4.91 trillion to ¥16.72 trillion as of March 31, 2015 from ¥11.81 trillion as of March 31, 2014. This increase was mainly attributable to an increase in the fair values of interest rate-related derivatives in our commercial banking and securities subsidiaries, and to an increase in the notional amount of foreign exchange related derivatives in our baking subsidiaries.

Deferred Tax Assets

Deferred tax assets decreased ¥0.27 trillion to ¥0.09 trillion as of March 31, 2015 from ¥0.36 trillion as of March 31, 2014. This decrease was primarily as a result of the offset against deferred tax liabilities within the same tax jurisdiction. Deferred tax liabilities increased primarily due to an increase in net unrealized gains on investment securities.

Fore more information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Accounts Receivable

Accounts receivable, which are included in other assets, decreased ¥1.71 trillion to ¥1.50 trillion as of March 31, 2015 from ¥3.21 trillion as of March 31, 2014, reflecting a decrease in account receivables related to the sales of debt securities in our commercial banking subsidiaries.

Investment in Equity Method Investees

Investment in equity method investees, which is included in other assets, increased ¥0.43 trillion to ¥2.05 trillion as of March 31, 2015 from ¥1.62 trillion as of March 31, 2014. The increase was mainly due to the impact of the depreciation of the Japanese yen against the U.S. dollar on our investment in Morgan Stanley and other investees.

For more information, see Note 14 to our consolidated financial statements included elsewhere in this Annual Report.

Cash Collateral Pledged

Cash collateral pledged, which is included in other assets, increased ¥0.67 trillion to ¥1.72 trillion as of March 31, 2015 from ¥1.05 trillion as of March 31, 2014. This was primarily due to an increase in derivatives transactions in our banking and securities subsidiaries.

Total Liabilities

As of March 31, 2015, total liabilities were ¥265.60 trillion, an increase of ¥24.69 trillion from ¥240.91 trillion as of March 31, 2014. The total balance of deposits was ¥171.99 trillion as of March 31, 2015, an increase of ¥9.47 trillion from ¥162.52 trillion as of March 31, 2014. Long-term debt as of March 31, 2015 was ¥19.97 trillion, an increase of ¥5.47 trillion from ¥14.50 trillion as of March 31, 2014. Trading account liabilities were ¥17.03 trillion as of March 31, 2015, an increase of ¥5.05 trillion from ¥11.98 trillion as of March 31, 2014.

The depreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2014 and March 31, 2015 resulted in an increase of ¥8.60 trillion in the Japanese yen equivalent amount of foreign currency-denominated liabilities as of March 31, 2015.

Deposits

Deposits are our primary source of funds. The balance of domestic deposits increased ¥4.29 trillion to ¥125.80 trillion as of March 31, 2015 from ¥121.51 trillion as of March 31, 2014, and the balance of foreign deposits increased ¥5.18 trillion to ¥46.19 trillion as of March 31, 2015 from ¥41.01 trillion as of March 31, 2014. The increases in domestic deposits were mainly due to an increase in ordinary deposits in the domestic offices of our banking subsidiaries which was partially offset by a decrease in term deposits in our banking subsidiaries and a decrease in certificates of deposit in our trust banking subsidiaries. The increases in foreign deposits were mainly due to an increase in interest-bearing deposits in Krungsri and MUAH, partly due to the depreciation of Japanese yen against other major currencies.

The average total balance of interest-bearing deposits increased ¥10.89 trillion to ¥144.20 trillion for the fiscal year ended March 31, 2015 from ¥133.31 trillion for the fiscal year ended March 31, 2014.

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

Short-term borrowings increased ¥3.70 trillion to ¥45.76 trillion as of March 31, 2015 from ¥42.06 trillion as of March 31, 2014. This increase was primarily attributable to an increase of ¥2.68 trillion in payables under securities lending transactions. The increase in payables under securities lending transactions was primarily due to an increase in such transactions by our banking subsidiaries, partially offset by lower transaction volumes in our securities subsidiaries as they decreased their holdings of Japanese government bonds, which resulted in the subsidiaries holding a smaller amount of bonds available for securities lending transactions.

Trading Account Liabilities

Trading account liabilities as of March 31, 2015 were ¥17.03 trillion, compared to ¥11.98 trillion as of March 31, 2014. Trading account liabilities mainly consist of trading derivative liabilities. The increase in trading derivative liabilities was mainly attributable to increases in the fair values of interest rate-related and currency-related derivatives in our commercial banking and securities subsidiaries, and an increase in the fair value of foreign exchange-related trading derivatives in our banking subsidiaries.

Long-term Debt

Long-term debt as of March 31, 2015 was ¥19.97 trillion, an increase of ¥5.47 trillion from ¥14.50 trillion as of March 31, 2014. This increase was due to increases in long-term borrowings and issuances of bonds by us and by our banking subsidiaries to diversify our funding sources as the volumes of loans both in Japan and foreign countries were on an upward trend in the fiscal year ended March 31, 2015.

The Basel III-compliant bonds that MUFG issued were also included in long-term debt. The terms and conditions of these bonds contain a clause that requires the bonds to be written off upon the occurrence of certain events, including when the Japanese banking regulator deems us to be at risk of becoming non-viable.

Other Liabilities

Other liabilities increased ¥2.26 trillion to ¥7.87 trillion as of March 31, 2015 from ¥5.61 trillion as of March 31, 2014. This increase was mainly due to increases in accounts payable, cash collateral received and deferred tax liabilities. The increase in accounts payable was due to a larger amount of investment securities purchased towards the end of the fiscal year ended March 31, 2015 in our trust banking and securities subsidiaries. The increase in cash collateral received was due to larger volumes of derivatives transactions in our commercial banking and securities subsidiaries.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased from ¥151.95 trillion for the fiscal year ended March 31, 2014 to ¥164.59 trillion for the fiscal year ended March 31, 2015. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥13.00 trillion, funded 64.0% of our average total assets of ¥277.56 trillion during the fiscal year ended March 31, 2015. Our deposits exceeded our loans, net of allowance for credit losses, by ¥54.78 trillion as of March 31, 2015, compared to ¥53.34 trillion as of March 31, 2014. As part of our asset and liability management policy, a significant portion of the amount of yen-denominated funds exceeding our net loans has been invested in Japanese government bonds or deposited with the Bank of Japan in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to ten years. The balance of our short-term borrowings as of March 31, 2015 was ¥45.76 trillion, and the average balance of our short-term borrowings for the fiscal year ended March 31, 2015 was ¥45.19 trillion. The balance of our long-term debt as of March 31, 2015 was ¥19.97 trillion, and the average balance of our long-term debt for the fiscal year ended March 31, 2015 was ¥17.60 trillion. Liquidity may also be provided by the sale of financial assets, including available-for-sale securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

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

We manage our funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of March 31, 2015, we held ¥35.41 trillion of Japanese national government and Japanese government agency bonds as available-for-sale securities. Our major domestic commercial banking subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, the major bank subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs.”

In January 2013, the Basel Committee on Banking Supervision introduced supplemental measurements to support its Principles for Sound Liquidity Risk Management and Supervision. These measurements include liquidity coverage ratio, or LCR, and net stable funding ratio, or NSFR, and are designed to promote the short term resilience of the liquidity risk profile of banks. The Committee announced final LCR rules in January 2014 and final NSFR rules in October 2014.

The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets to survive in a 30-day financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. In Japan, once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to immediately report to the FSA. If the FSA deems the financial condition of the bank or bank holding company serious, the FSA may issue a business improvement order. The LCR requirements began to apply to banks and bank holding companies in Japan in March 2015, with the minimum ratio applicable in 2015 set at 60% and increasing annually by 10 percentage points to 100% by 2019. Banks and bank holding companies are also required to disclose their LCR ratios starting in June 2015.

The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. In Japan, details of the NSFR requirements are currently under discussion.

Total Equity

The following table presents a summary of our total equity as of March 31, 2014 and 2015:

	March 31, 2014	March 31, 2015
	(in billions, except percentages)
Capital stock	¥2,089.2	¥2,090.3
Capital surplus	6,363.4	5,959.6
Retained earnings	2,397.2	3,664.4
Appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	2,157.6	3,424.8
Net unrealized gains on investment securities, net of taxes	1,272.7	2,304.6
Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities	85.0	762.7
Treasury stock, at cost	(2.5)	(102.5)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥12,205.0	¥14,679.1
Noncontrolling interests	546.4	602.2

Total equity	¥12,751.4	¥15,281.3

Ratio of total equity to total assets	5.03%	5.44%

Shareholders’ equity as of March 31, 2015 was ¥14,679.1 billion, an increase of ¥2,474.1 billion from ¥12,205.0 billion as of March 31, 2014.

Capital surplus as of March 31, 2015 was ¥5,959.6 billion, a decrease of ¥403.8 billion from ¥6,363.4 billion as of March 31, 2014. This decrease was mainly due to the acquisition and cancellation of the outstanding shares of preferred stock. See “Recent Developments.”

Retained earnings as of March 31, 2015 were ¥3,664.4 billion, an increase of ¥1,267.2 billion from ¥2,397.2 billion as of March 31, 2014, reflecting the net income of our banking and securities subsidiaries for the fiscal year ended March 31, 2015. We decided to pay our year-end dividend of ¥9.0 per share of common stock for the six months ended March 31, 2015, resulting in an annual dividend of ¥18.0 per share of common stock for the fiscal year ended March 31, 2015.

Net unrealized gains on investment securities, net of taxes, as of March 31, 2015 were ¥2,304.6 billion, an increase of ¥1,031.9 billion from ¥1,272.7 billion as of March 31, 2014. The increase was mainly due to favorable price movements in the equity market in Japan during the fiscal year ended March 31, 2015, with the Japanese yen depreciating against the U.S. dollar in light of varying monetary policies of the central banks.

Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities includes, among other things, foreign currency translation adjustments, net of taxes. Foreign currency translation adjustments, net of taxes, as of March 31, 2015 were a positive adjustment of ¥947.6 billion, compared to ¥289.5 billion as of March 31, 2014. This improvement was recorded largely in MUAH, Krungsri, Morgan Stanley and other foreign subsidiaries, including BTMU Liquidity Reserve Investment Limited, a Cayman subsidiary set up to purchase and hold U.S. Treasury bonds, reflecting the depreciation of the Japanese yen against the U.S. dollar.

Total equity increased ¥2,529.9 billion to ¥15,281.3 billion as of March 31, 2015 from ¥12,751.4 billion as of March 31, 2014. The ratio of total equity to total assets increased 0.41 percentage points to 5.44% as of March 31, 2015 from 5.03% as of March 31, 2014. The increase in total equity as of March 31, 2015 was principally attributable to an increase in unappropriated retained earnings of ¥1,267.2 billion, reflecting ¥1,531.1 billion of net income attributable to Mitsubishi UFJ Financial Group, partially offset by dividends of ¥263.9 billion.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of available-for-sale investment securities as of March 31, 2014 and 2015:

	March 31, 2014	March 31, 2015
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥1,272.7	¥2,304.6
Accumulated net unrealized gains to total equity	9.98%	15.08%

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

Capital Requirements for Banking Institutions in Japan

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the FSA which have been revised based on Basel III as of March 31, 2013.

For a discussion of applicable capital ratio requirements, “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

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

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios and leverage ratio in accordance with Basel III as of March 31, 2014 and 2015. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2014	Minimum capital ratios required	As of March 31, 2015	Minimum capital ratios required
	(in billions, except percentages)		(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥11,153.0		¥12,466.6
Additional Tier 1	1,188.8		1,663.7
Tier 1 capital	12,341.9		14,130.3
Tier 2 capital	3,052.5		3,422.0
Total capital	¥15,394.3		¥17,552.3
Risk-weighted assets	¥99,084.3		¥111,901.6
Capital ratios:
Common Equity Tier 1	11.25%	4.00%	11.14%	4.50%
Tier 1 capital	12.45	5.50	12.62	6.00
Total capital	15.53	8.00	15.68	8.00
Leverage ratio(1)	—	—	4.72	—

Note:
(1)	The disclosure requirement relating to leverage ratios became effective on March 31, 2015. Minimum leverage ratio requirements are expected to be implemented on March 31, 2018.

As of March 31, 2015, management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Our Common Equity Tier 1 ratio as of March 31, 2015 decreased from the ratio as of March 31, 2014 due to an increase in our risk-weighted assets despite increases in our consolidated regulatory capital amounts.

The increase in our risk-weighted assets was mainly due to an increase in credit risk caused by an increase in the loan balance and the depreciation of the Japanese yen against other currencies. The increases in our consolidated regulatory capital amounts, particularly the Common Equity Tier 1 capital, were mainly due to an increase in retained earnings, positive foreign currency translation adjustments and larger unrealized gains on investment securities.

Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios and leverage ratios of BTMU and MUTB in accordance with Basel III as of March 31, 2014 and 2015. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2014	Minimum capital ratios required	As of March 31, 2015	Minimum capital ratios required
Consolidated:
BTMU
Common Equity Tier 1 capital ratio	11.05%	4.00%	10.88%	4.50%
Tier 1 capital ratio	12.21	5.50	12.33	6.00
Total capital ratio	15.57	8.00	15.61	8.00
Leverage ratio(1)	—	—	4.64	—
MUTB
Common Equity Tier 1 capital ratio	14.21	4.00	14.70	4.50
Tier 1 capital ratio	14.76	5.50	15.26	6.00
Total capital ratio	18.38	8.00	19.15	8.00
Leverage ratio(1)	—	—	4.72	—
Stand-alone:
BTMU
Common Equity Tier 1 capital ratio	11.88	4.00	11.90	4.50
Tier 1 capital ratio	13.74	5.50	13.54	6.00
Total capital ratio	17.52	8.00	17.23	8.00
MUTB
Common Equity Tier 1 capital ratio	13.72	4.00	14.35	4.50
Tier 1 capital ratio	14.37	5.50	14.90	6.00
Total capital ratio	18.51	8.00	19.16	8.00

Note:
(1)	The disclosure requirement relating to leverage ratios became effective on March 31, 2015. Minimum leverage ratio requirements are expected to be implemented on March 31, 2018.

As of March 31, 2015, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Requirements for Banking Institutions in the United States

In the United States, MUAH and MUB are subject to various regulatory capital requirements administered by the U. S. Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUAH’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, MUAH and MUB must meet specific capital guidelines that involve quantitative measures of MUAH’s and MUB’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. MUAH’s capital amounts and MUB’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, which is a financial holding company, BTMU and MUTB are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUAH and MUB, both subsidiaries of BTMU, calculated in accordance with applicable U.S. banking regulations as of December 31, 2013 and 2014:

	As of December 31,		Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
	2013	2014
MUAH:
Tier I capital (to risk-weighted assets)	12.41%	12.79%	4.00%	—
Tier I capital (to quarterly average assets)(1)	11.27	11.25	4.00	—
Total capital (to risk-weighted assets)	14.61	14.74	8.00	—
MUB:
Tier I capital (to risk-weighted assets)	12.94%	13.09%	5.50%	6.00%
Tier I capital (to quarterly average assets)(1)	11.13	11.09	4.00	5.00
Total capital (to risk-weighted assets)	14.91	14.78	8.00	10.00

Note:
(1)	Excludes certain intangible assets.

Management believes that, as of December 31, 2014, MUAH and MUB were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2013 and 2014, the OCC categorized MUB as “well-capitalized.” To be categorized as “well-capitalized,” MUB must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There are no conditions or events since December 31, 2014 that would cause management to believe that MUB’s category has changed.

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

Capital Adequacy Ratio of MUMSS

As of March 31, 2015, MUMSS’ capital accounts less certain fixed assets of ¥398.2 billion on a stand-alone basis and ¥426.1 billion on a consolidated basis represented 299.9% and 302.0% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan. As of March 31, 2014, MUMSS’ capital accounts less certain fixed assets of ¥377.3 billion on a stand-alone basis and ¥400.6 billion on a consolidated basis represented 291.5% and 293.7% of the total amount equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the applicable law.

For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of operations included elsewhere in this Annual Report. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,
	2014	2015
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥12,968	¥16,739
Changes attributable to contracts realized or otherwise settled during the fiscal year	(1,319)	(12,637)
Fair value of new contracts entered into during the fiscal year	(2,042)	(883)
Other changes in fair value, principally revaluation at end of fiscal year	7,132	(1,646)

Net fair value of contracts outstanding at end of fiscal year	¥16,739	¥1,573

The following table summarizes the maturities of non-exchange traded contracts as of March 31, 2015:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥1,397	¥(371)
Maturity less than 3 years	150	(19)
Maturity less than 5 years	40	—
Maturity 5 years or more	—	376

Total fair value	¥1,587	¥(14)

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The following table summarizes these commitments as of March 31, 2015:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,567	¥1,440	¥543	¥4,550
Performance guarantees	1,939	848	104	2,891
Derivative instruments	30,345	21,781	8,809	60,935
Liabilities of trust accounts	6,854	555	882	8,291

Total guarantees	41,705	24,624	10,338	76,667

Other off-balance sheet instruments:
Commitments to extend credit	51,653	24,992	2,092	78,737
Commercial letters of credit	671	324	—	995
Commitments to make investments	26	21	15	62
Others	2	5	14	21

Total other off-balance sheet instruments	52,352	25,342	2,121	79,815

Total	¥94,057	¥49,966	¥12,459	¥156,482

See Note 24 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance sheet instruments.

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. As of March 31, 2015, approximately 60% of these commitments have an expiration date within one year, 32% have an expiration date from one year to five years, and 8% have an expiration date after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The fees generated specifically from off-balance sheet arrangements are not a dominant source of our overall fees and commissions.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. For further information, see Note 25 to our consolidated financial statements included elsewhere in this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual obligations outstanding as of March 31, 2015:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual obligations:
Time deposit obligations	¥60,996	¥9,742	¥2,149	¥711	¥73,598
Estimated interest expense on time deposit obligations(1)	118	19	6	—	143
Long-term debt obligations	1,588	5,809	6,413	6,143	19,953
Capital lease obligations	5	5	2	4	16
Operating lease obligations	92	151	115	403	761
Purchase obligations	38	22	22	5	87

Total(2)(3)	¥62,837	¥15,748	¥8,707	¥7,266	¥94,558

Notes:

(1)	Contractual obligations related to estimated interest expense on time deposit obligations are calculated by applying the March 31, 2015 weighted-average interest rate on outstanding time deposits.
(2)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding as of March 31, 2015. We expect to contribute approximately ¥83.4 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2016. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(3)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefit. The total amount of the liabilities for unrecognized tax benefits is ¥10.9 billion as of March 31, 2015. Among the liabilities for unrecognized tax benefits, it is reasonably possible that the unrecognized tax benefits will decrease by an amount not exceeding ¥1 billion during the next twelve months. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

Directors

The following table sets forth the members of our board of directors as of July 3, 2015, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kiyoshi Sono (April 18, 1953)	Director	April 1976	Joined Sanwa Bank
	Chairman	May 2004	Executive Officer of UFJ Bank
	(Representative Corporate Executive Officer)	January 2006 May 2006 May 2010	Executive Officer of BTMU Managing Executive Officer of BTMU Senior Managing Executive Officer of BTMU

Name (Date of Birth)	Position in MUFG	Business Experience

		May 2012	Managing Officer of MUFG
		June 2012	Deputy President of BTMU
		May 2014	Deputy Chairman of BTMU (incumbent) Retired from Managing Officer of MUFG
		June 2014	Chairman of MUFG Director of Mitsubishi UFJ NICOS Co., Ltd. (incumbent)
		June 2015	Director and Chairman of MUFG (incumbent)

Tatsuo Wakabayashi (September 29, 1952)	Director	April 1977	Joined Mitsubishi Trust Bank
	Deputy Chairman (Representative Corporate Executive Officer)	June 2004	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Executive Officer of MUTB
		June 2008	Managing Director of MUTB
		June 2009	Senior Managing Director of MUTB
		June 2010	Managing Officer of MUFG
		June 2011	Director of MUFG
		April 2012	President of MUTB
		April 2013	Deputy Chairman of MUFG
		December 2013	President and Chairman of MUTB
		June 2015	Director and Deputy Chairman of MUFG (incumbent)
President, CEO, and Chairman of MUTB (incumbent)

Takashi Nagaoka (March 3, 1954)	Director	April 1976	Joined Mitsubishi Bank
	Deputy Chairman (Representative Corporate Executive Officer)	June 2003	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		January 2006	Executive Officer of BTMU
		May 2006	Managing Executive Officer of BTMU
		April 2008	Managing Officer of MUFG
		June 2008	Managing Director of BTMU
		May 2010	Senior Managing Executive Officer of BTMU
Retired from Managing Officer of MUFG
		April 2011	Managing Officer of MUFG
		June 2011	Deputy President of BTMU
		May 2012	Retired from Managing Officer of MUFG
		May 2014	Retired from Deputy President of BTMU
		June 2014	Advisor of MUSHD
Advisor of MUMSS
President & CEO of MUMSS (incumbent)
President & CEO of MUSHD (incumbent)
Director of MUFG
		June 2015	Director and Deputy Chairman of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Nobuyuki Hirano (October 23, 1951)	Director	April 1974	Joined Mitsubishi Bank
	President & Group CEO (Representative Corporate Executive Officer)	June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		July 2004	Executive Officer of MTFG
		May 2005	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2005	Managing Director of Bank of Tokyo-Mitsubishi
Director of MTFG
		October 2005	Director of MUFG
		January 2006	Managing Director of BTMU
		October 2008	Senior Managing Director of BTMU
		June 2009	Deputy President of BTMU
Managing Officer of MUFG
		June 2010	Director of MUFG
		October 2010	Deputy President of MUFG
		April 2012	President of BTMU (incumbent)
Director of MUFG
		April 2013	President & CEO of MUFG
		June 2015	Director and President & Group CEO of MUFG (incumbent)

Takashi Oyamada (November 2, 1955)	Director Deputy President & Group COO (Representative Corporate Executive Officer)	April 1979	Joined Mitsubishi Bank
		June 2005	Non-Board Member Director of Bank of Tokyo-Mitsubishi
Executive Officer of MTFG
		October 2005	Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		January 2009	Managing Director of BTMU
Director of MUFG
		May 2012	Managing Executive Officer of BTMU
Retired from Director of MUFG
		May 2013	Senior Managing Executive Officer of BTMU
		June 2014	Deputy President of BTMU (incumbent)
		May 2015	Deputy President of MUFG
		June 2015	Director and Deputy President & Group COO of MUFG (incumbent)

Tadashi Kuroda (June 7, 1958)	Director Senior Managing Executive Officer (Group CSO)	April 1981	Joined Sanwa Bank
		April 2008	Executive Officer of BTMU
		May 2011	Retired from Executive Officer of BTMU
		June 2011	Senior Managing Executive Officer of Mitsubishi UFJ Research and Consulting Co., Ltd. (MURC)
Director and Senior Managing Executive Officer of MURC
		May 2013	Managing Executive Officer of BTMU
Retired from Director and Senior Managing Executive Officer of MURC

Name (Date of Birth)	Position in MUFG	Business Experience
		May 2014	Retired from Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2014	Director of MUTB (incumbent)
Managing Director of MUFG
		May 2015	Senior Managing Director of MUFG
		June 2015	Senior Managing Director of BTMU (incumbent)
Director and Senior Managing Executive Officer of MUFG (incumbent)

Muneaki Tokunari (March 6, 1960)	Director Managing Executive Officer (Group CFO)	April 1982	Joined Mitsubishi Trust Bank
		June 2009	Executive Officer of MUTB
Executive Officer of MUFG
		June 2011	Managing Executive Officer of MUTB
		April 2012	Managing Director of MUTB
		June 2012	Director of MUFG
		June 2013	Senior Managing Director of MUTB
		June 2014	Managing Officer of MUFG
		June 2015	Retired from Senior Managing Director of MUTB
Managing Director of BTMU (incumbent)
Director and Managing Executive Officer of MUFG (incumbent)

Masamichi Yasuda (August 22,1960)	Director Managing Executive Officer (Group CRO)	April 1983	Joined Bank of Tokyo
		June 2009	Executive Officer of BTMU
		May 2011	Executive Officer of MUFG
		May 2014	Managing Executive Officer of BTMU
		May 2015	Managing Officer of MUFG
		June 2015	Managing Director of BTMU (incumbent)
Director and Managing Executive Officer of MUFG (incumbent)

Takashi Mikumo (September 8, 1957)	Director	April 1980	Joined Toyo Trust Bank
		June 2007	Executive Officer of MUTB
Executive Officer of MUFG
		June 2009	Managing Director of MUTB
Retired from Executive Officer of MUFG
		June 2012	Senior Managing Director of MUTB
		June 2013	Retired from Senior Managing Director of MUTB
Corporate Auditor (Full-Time) of MUFG
		June 2015	Director of MUFG (incumbent)

Takehiko Shimamoto (November 15, 1959)	Director	April 1982	Joined Mitsubishi Bank
		April 2008	Executive Officer of BTMU
Executive Officer of MUFG
		May 2012	Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2012	Managing Director of BTMU
		June 2015	Retired from Managing Director of BTMU
Corporate Auditor of MUMSS (incumbent) Corporate Auditor of MUSHD (incumbent) Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Yuko Kawamoto (May 31, 1958)	Director	April 1982	Joined Bank of Tokyo
		April 1986	Left Bank of Tokyo
		September 1988	Joined McKinsey & Company, Inc.
		July 2001	Senior Expert of McKinsey & Company, Inc., Tokyo office
		March 2004	Left McKinsey & Company, Inc.
		April 2004	Professor at Waseda Graduate School of Finance, Accounting and Law (incumbent)
		June 2004	Director of Osaka Exchange, Inc. (currently Japan Exchange Group, Inc.)
		June 2006	Audit & Supervisory Board Member of Tokio Marine Holdings, Inc. (incumbent)
		January 2013	Director of Japan Exchange Group, Inc.
		June 2013	Director of MUFG (incumbent)
		June 2014	Retired from Director of Japan Exchange Group, Inc.

Haruka Matsuyama (August 22, 1967)	Director (Outside Director)	April 1995	Assistant Judge, Tokyo District Court
		July 2000	Attorney at law, Hibiya Park Law Offices Member, the Daini Tokyo Bar Association
		January 2002	Partner of Hibiya Park Law Offices (incumbent)
		June 2012	Corporate Auditor of Vitec Co., Ltd. (incumbent)
		June 2013	Director of T&D Holdings, Inc. (incumbent)
		June 2014	Corporate Auditor of MITSUI & CO., LTD. (incumbent)
Director of MUFG (incumbent)

Kunie Okamoto (September 11, 1944)	Director (Outside Director)	June 1969	Joined Nippon Life Insurance Company (Nippon Life)
		July 1995	Director of Nippon Life
		March 1999	Managing Director of Nippon Life
		March 2002	Senior Managing Director of Nippon Life
		April 2005	President of Nippon Life
		June 2005	Corporate Auditor of UFJ Holdings, Inc.
		October 2005	Corporate Auditor of MUFG
		April 2011	Chairman of Nippon Life (incumbent)
		June 2014	Director of MUFG (incumbent)

Tsutomu Okuda (October 14, 1939)	Director	April 1964	Joined The Daimaru, Inc.
	(Outside Director)	September 1991	Managing Director of Daimaru Australia Pty. Ltd.
		May 1995	Director of The Daimaru, Inc.
		May 1996	Managing Director of The Daimaru, Inc.
		March 1997	President of The Daimaru, Inc.
		May 2003	Chairman and Chief Executive Officer of The Daimaru, Inc.

Name (Date of Birth)	Position in MUFG	Business Experience
		September 2007	Chairman of The Daimaru, Inc.
President and Chief Executive Officer of J. Front Retailing Co., Ltd.
		March 2010	Chairman and Chief Executive Officer of J. Front Retailing Co., Ltd.
		January 2013	Director of Japan Exchange Group, Inc. (incumbent)
		April 2013	Director and Senior Advisor of J.Front Retailing Co., Ltd.
		May 2014	Senior Advisor of J.Front Retailing Co., Ltd. (incumbent)
		June 2014	Director of MUFG (incumbent)

Hiroshi Kawakami (May 3, 1949)	Director	April 1972	Joined Toyota Motor Corporation
	(Outside Director)	June 2003	Managing Officer of TOYOTA MOTOR CORPORATION (TOYOTA)
		June 2007	Senior Managing Director of TOYOTA
		June 2008	Vice President of Toyota Tsusho Corporation
		June 2009	President & CEO of Central Japan International Airport Co., Ltd.
		June 2015	Senior Advisor of Central Japan International Airport Co., Ltd. (incumbent)
Director of MUFG (incumbent)

Yukihiro Sato (March 12, 1947)	Director	April 1969	Joined Mitsubishi Electric Corporation
	(Outside Director)	June 2001	Director and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		April 2003	Managing Director and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		June 2003	Director, Senior Executive Officer and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		April 2005	Director and Senior Vice President of Mitsubishi Electric Corporation
		April 2007	Director, Representative Executive Officer and Executive Vice President of Mitsubishi Electric Corporation
		April 2009	Director of Mitsubishi Electric Corporation
		June 2009	Senior Corporate Adviser of Mitsubishi Electric Corporation
		June 2013	Adviser of Mitsubishi Electric Corporation
		June 2014	Corporate Auditor of MUFG
		July 2014	Adviser of Mitsubishi Electric Corporation (incumbent)
		June 2015	Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Akira Yamate (November 23, 1952)	Director	November 1977	Joined Price Waterhouse Japan
	(Outside Director)	March 1983	Registered certified public accountant of Japan
		July 1991	Partner of Aoyama Audit Corporation and Price Waterhouse
		April 2000	Partner of ChuoAoyama Audit Corporation and PricewaterhouseCoopers
		September 2006	Partner of PricewaterhouseCoopers Aarata
		June 2013	Retired PricewaterhouseCoopers Aarata
Audit & Supervisory Board member, Nomura Real Estate Holdings, Inc.
Audit & Supervisory Board member, Nomura Real Estate Development, Co., Ltd.
		June 2015	Director of MUFG. (incumbent)
Director & Supervisory Board member, Nomura , Real Estate Holdings, Inc. (incumbent)
Member of Board of Statutory Auditors, Prudential Holdings of Japan (incumbent)

Corporate Executive Officers

The following table sets forth our corporate executive officers as of July 3, 2015, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kiyoshi Sono (April 18, 1953)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Tatsuo Wakabayashi (September 29, 1952)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Takashi Nagaoka (March 3, 1954)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Nobuyuki Hirano (October 23, 1951)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Takashi Oyamada (November 2, 1955)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Takashi Morimura (June 5,1952)	Senior Managing Executive Officer (Group Head, Global Business Group)	April 1975 June 2002	Joined Bank of Tokyo Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2005	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		January 2006	Managing Executive Officer of BTMU
		May 2009	Senior Managing Executive Officer of BTMU
		May 2011	Managing Officer of MUFG

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2011	Deputy President of BTMU (incumbent)
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)

Satoshi Murabayashi (November 8,1958)	Senior Managing Executive Officer (Group Chief Information Officer, or Group CIO)	April 1981	Joined Sanwa Bank
		June 2007	Executive Officer of BTMU
Executive Officer of MUFG
		May 2011	Managing Executive Officer of BTMU
		May 2013	Managing Officer of MUFG
		June 2013	Managing Director of BTMU
		May 2015	Senior Managing Director of BTMU (incumbent)
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)

Junichi Okamoto (November 9, 1957)	Senior Managing Executive Officer (Group Head, Trust Assets Business Group)	April 1980	Joined Toyo Trust Bank
		June 2008	Executive Officer of MUTB.
		June 2010	Managing Executive Officer of MUTB
Executive Officer of the Company
		June 2012	Senior Managing Executive Officer of MUTB
		June 2013	Deputy President of MUTB (incumbent)
Director of MUFG
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)

Hidekazu Fukumoto (November 6,1955)	Senior Managing Executive Officer (Group Head, Corporate Banking Business Group)	April 1978	Joined Mitsubishi Bank
		May 2005	Executive Officer of UFJ Bank Limited
		October 2005	Executive Officer of MUFG
		December 2005	Retired from Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		May 2006	Executive Officer of MUFG
		April 2008	Managing Executive Officer of BTMU
Retired from Executive Officer of MUFG
		May 2010	Managing Officer of MUFG
		June 2010	Managing Director of BTMU
		May 2012	Senior Managing Director of BTMU
Retired from Managing Officer of MUFG
		May 2014	Deputy President of BTMU (incumbent)
Managing Officer of MUFG
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)

Naoto Hirota (June 4,1958)	Senior Managing Executive Officer (Group Head, Global Markets Business Group)	April 1980	Joined Mitsubishi Bank
		June 2009	Executive Officer of BTMU
		April 2011	Retired from Executive Officer of BTMU
Deputy President Chief Executive Officer of MUMSS
Senior Executive Officer of MUSHD
		July 2012	Managing Officer of MUFG
		May 2014	Retired from Deputy President Chief Executive Officer of MUMSS
Retired from Senior Executive Officer of MUSHD

Name (Date of Birth)	Position in MUFG	Business Experience
Managing Executive Officer of BTMU
		June 2014	Managing Director of BTMU
		May 2015	Senior Managing Director of BTMU (incumbent)
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)

Tadashi Kuroda (June 7, 1958)	See “Directors” under this Item 6.A.		See “Directors” under this Item 6.A.

Saburo Araki (August 6, 1957)	Senior Managing Executive Officer (Group Chief Human Resources Officer, or Group CHRO)	April 1981	Joined Mitsubishi Bank
		June 2007	Executive Officer of BTMU
		May 2009	Executive Officer of MUFG
		May 2011	Managing Executive Officer of BTMU
Managing Officer of MUFG
		May 2012	Retired from Managing Officer of MUFG
		June 2012	Managing Director of BTMU
Director of MUFG
		June 2014	Managing Officer of MUFG
		May 2015	Senior Managing Director of BTMU (incumbent)
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)

Akira Hamamoto (May 19,1960)	Managing Executive Officer (Group CCO & Group CLO)	April 1983	Joined Tokai Bank
		June 2010	Executive Officer of MUFG
		May 2011	Executive Officer of BTMU
		May 2013	Managing Executive Officer of BTMU
		May 2015	Managing Officer of MUFG
		June 2015	Managing Director of BTMU (incumbent)
Managing Executive Officer of MUFG (incumbent)

Takahiro Yanai (May 4,1958)	Managing Executive Officer (Group Head, Retail Banking Business Group)	April 1982	Joined Mitsubishi Bank Limited
		April 2008	Executive Officer of BTMU
Executive Officer of MUFG
		May 2012	Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2015	Managing Director of BTMU (incumbent)
Managing Executive Officer of MUFG (incumbent)

Masamichi Yasuda (August 22,1960)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Muneaki Tokunari (March 6, 1960)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Yoichi Orikasa (August 31,1964)	Corporate Executive officer (Group Chief Audit Officer, or CAO) General Manager, Internal Audit Division	April 1987	Joined Tokai Bank
		June 2010	Deputy General Manager, Securitization & Asset Finance Division of BTMU
		May 2012	General Manager, Nagoya Commercial Banking Office of BTMU
		May 2013	General Manager, Internal Audit Division of MUFG
		June 2013	Executive Officer of MUFG
		June 2015	Corporate Executive Officer of MUFG (incumbent)

The board of directors and corporate executive officers may be contacted through our headquarters at Mitsubishi UFJ Financial Group, Inc., 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

No family relationship exists among any of our directors or corporate executive officers .

Ms. Yuko Kawamoto has, in the past, worked at The Bank of Tokyo, Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.) and thus does not satisfy the requirements for an outside director provided in Article 2, Item 15 of the Company Law. However, she has experience and knowledge derived from having served as a management consultant and graduate school professor for more than 25 years after her career at The Bank of Tokyo. Therefore, her conditions are believed to be the same as those of an outside director in terms of independence from the Company. We expect her to reflect such experience and knowledge in her duties as a director, including supervising business operations, from a perspective from outside of MUFG. Moreover, as a result of revisions to the Company Law, following the conclusion of the June 2016 General Meeting of Shareholders Ms. Kawamoto is expected to meet the requirements of an outside director.

B.	Compensation

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation by MUFG and its subsidiaries during the fiscal year ended March 31, 2015 to our directors (excluding outside directors), to corporate auditors (excluding outside corporate auditors) and to outside directors and corporate auditors, was ¥1,024 million, ¥95 million and ¥124 million, respectively.

The compensation paid during or prior to the fiscal year ended March 31, 2015, as discussed in further detail below, was determined under our previous corporate governance framework with a board of corporate auditors separate from the board of directors, which was modified in June 25, 2015 with the approval of our shareholders abolishing the board of corporate auditors and creating board committees. For information on the determination of compensation under our new governance framework, see “—C. Board Practices.”

The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2015 to our directors and corporate auditors consisted of annual base salaries, stock acquisition rights, bonuses and other benefits. Under our previous governance framework, the maximum aggregate amount of each type of compensation for our directors and corporate auditors was approved at a general meeting of our shareholders. The amount and allocation of compensation for each director were then proposed to, and voted upon by, the board of directors. The amount and allocation of compensation for each corporate auditor were determined through discussions and agreement among the corporate auditors. The nomination and compensation committee deliberated and made proposals to the board of directors regarding matters relating to, among other things, the compensation of our directors.

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2015 to our directors (excluding outside directors) and corporate auditors (excluding outside corporate auditors):

		Non-Adjustable Compensation
Number of Directors and Corporate Auditors(1)	Aggregate Compensation	Base Salary	Stock Acquisition Rights	Adjustable Compensation (Cash Bonuses)	Retirement Allowances(2)	Other
	(in millions)
18	¥1,119	¥748	¥145	¥175	¥51	¥0

Notes:

(1)	Includes current directors and corporate auditors as well as those who retired during the fiscal year ended March 31, 2015 but excludes outside directors and outside corporate auditors.
(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2015, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2015:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual salary	Stock options	Bonus
	(in millions)
Takamune Okihara	¥110	MUFG	¥13	¥2	¥4
		BTMU	44	32	15
Tatsuo Wakabayashi	¥103	MUFG	¥17	¥3	¥6
		MUTB	53	9	15
Nobuyuki Hirano	¥125	MUFG	¥17	¥3	¥6
		BTMU	63	13	23

Annual Base Salary

Annual base salaries were paid to our directors (including outside directors) and corporate auditors (including outside corporate auditors) in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside corporate directors) and corporate auditors (excluding outside corporate auditors) for the fiscal year ended March 31, 2015 was ¥748 million. The aggregate annual base salary paid to our outside directors and outside corporate auditors for the same period was ¥115 million.

Stock-based Compensation Plans

We have issued stock acquisition rights to further motivate our directors (excluding outside directors) and certain of our officers to contribute to the improvement of our stock prices and profits. The number of options granted to each director and officer was determined by comprehensively taking into account each grantee’s seniority of the position held at MUFG or its subsidiaries, experience and contribution to our performance throughout the period of the grantee’s service within the maximum aggregate number of options approved by our shareholders. On June 27, 2013, our shareholders approved modifications to the previous shareholder authorization for granting stock acquisition rights to our directors, corporate auditors and certain of our officers so that no outside directors or corporate auditors (including outside corporate auditors) would be eligible for any stock-based compensation plan adopted by the board of directors on or after that date.

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

As part of our compensation structure, on June 25, 2015, the board of directors adopted a stock-based compensation plan entitled “Ninth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors (excluding outside directors) and certain of our officers. Under the stock-based compensation plan, on July 14, 2015, we allotted an aggregate of 3,096 stock acquisition rights to our directors (excluding outside directors) and our corporate executive officers for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 13, 2045, but only after the date on which a grantee’s service as a director and an officer of each of MUFG and the relevant subsidiaries terminates. The fair value of each stock acquisition right was ¥80,200.

Bonuses

We from time to time paid cash bonuses to our directors to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses were deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s individual performance of his duties as a director in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors and corporate auditors (including outside corporate auditors) is eligible to receive a cash bonus. The nomination and compensation committee evaluated the amount of cash bonuses annually to determine the reasonableness of the amount in proportion to the aggregate compensation approved by our shareholders. The aggregate cash bonus paid to our directors for the fiscal year ended March 31, 2015 was ¥175 million.

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

Pursuant to a one-time shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. The aggregate amount of retirement allowances paid in cash by MUFG and its subsidiaries pursuant to the one-time shareholder approval during the fiscal year ended March 31, 2015 to our directors (excluding outside directors), to corporate auditors (excluding outside corporate auditors) and to outside directors and corporate auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥51 million, nil and ¥9 million, respectively.

MUFG Americas Holdings Corporation Stock Bonus Plan

Upon the integration of the U.S. branch banking operations of BTMU with MUB’s operations on July 1, 2014, MUAH assumed the obligations under the BTMU Headquarters for the Americas, or HQA, Stock Bonus Plan described below. Effective June 8, 2015, MUAH amended and restated the BTMU HQA Stock Bonus Plan as the MUFG Americas Holdings Corporation Stock Bonus Plan, or the MUAH Stock Bonus Plan.

Under the MUAH Stock Bonus Plan, qualified key employees of MUAH are granted Restricted Share Units, or RSUs, representing a right to receive American Depositary Receipts, or ADRs, evidencing ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants, upon the satisfaction of vesting conditions, to be determined pursuant to the plan as well as a Restricted Share Unit Agreement between MUAH and the grantees.

Unless otherwise provided in the relevant Restricted Share Unit Agreement, RSUs will become vested and nonforfeitable as follows: one-third (33 1/3%) of a grantee’s RSUs vests on each one year anniversary of the date of the grant such that all of the RSUs become fully vested after three years from the grant date so long as the grantee satisfies the specified continuous service requirements and any other conditions under the applicable plan documents, subject to certain clawback provisions.

Under the MUAH Stock Bonus Plan, the grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs. Accumulated dividend equivalents are paid to grantees in shares on an annual basis.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUAH and the trustee. As of July 15, 2015, 12,150,646 RSUs have been granted under the MUAH Stock Bonus Plan.

BTMU Headquarters for the Americas Stock Bonus Plan

As described above, the BTMU HQA Stock Bonus Plan was amended and restated as the MUAH Stock Bonus Plan as of June 8, 2015.

Under the BTMU HQA Stock Bonus Plan, qualified key employees of BTMU HQA were granted RSUs, representing a right to receive ADRs, evidencing ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants, upon the satisfaction of vesting conditions. The RSUs vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date so long as the grantee satisfies the specified continuous service requirements and any other conditions under the plan documents as well as a Restricted Share Unit Agreement between BTMU HQA and the grantees.

Grants previously made under the BTMU HQA Plan were not entitled to any dividend rights, voting rights or other stockholder rights.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between BTMU HQA and the trustee. Through June 7, 2015, 5,367,466 RSUs were granted under the previous BTMU HQA Plan, of which 1,710,099 RSUs were outstanding as of July 15, 2015. No further RSUs will be granted under the previous BTMU HQA Stock Bonus Plan.

For more information on the BTMU HQA Stock Bonus Plan, see Note 32 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

UNBC Stock Bonus Plan

Under the UNBC Stock Bonus Plan, selected employees of UNBC and its subsidiaries were paid some or a portion of annual bonuses in the form of RSUs representing a right to receive ADRs, evidencing ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants upon the satisfaction of vesting conditions as determined pursuant to the plan as well as a Restricted Share Unit Agreement between UNBC and the grantees.

Unless otherwise provided in the relevant Restricted Share Unit Agreement, RSUs become vested and nonforfeitable as follows: one-third (33 1/3%) of a grantee’s RSUs vests on each one year anniversary of the date of the grant such that all of the RSUs become fully vested after three years from the grant date so long as the grantee remains an employee of UNBC or its subsidiaries.

Under the UNBC Plan, the grantees were not entitled to any dividend rights, voting rights or other stockholder rights.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between UNBC and the trustee. As of July 15, 2015, 26,734,407 RSUs have been granted under the plan, of which 6,235,367 RSUs were outstanding. No further RSUs will be granted under the UNBC Stock Bonus Plan.

For more information on the UNBC Stock Bonus Plan, see Note 32 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Share Ownership

As of June 30, 2015, our directors and corporate executive officers held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Kiyoshi Sono	47,420
Tatsuo Wakabayashi	21,400
Takashi Nagaoka	386,940
Nobuyuki Hirano	36,300
Takashi Oyamada	41,850
Tadashi Kuroda	94,900
Muneaki Tokunari	55,600
Masamichi Yasuda	9,600
Takashi Mikumo	252,700
Takehiko Shimamoto	25,500
Yuko Kawamoto	9,800
Haruka Matsuyama	—
Kunie Okamoto	46,136
Tsutomu Okuda	2,700
Hiroshi Kawakami	—
Yukihiro Sato	10,800
Akira Yamate	—

Corporate Executive Officers	Number of Shares Registered
Takashi Morimura	32,200
Satoshi Murabayashi	3,000
Junichi Okamoto	13,720
Hidekazu Fukumoto	26,430
Naoto Hirota	162,000
Saburo Araki	32,680
Akira Hamamoto	86,400
Takahiro Yanai	3,800
Yoichi Orikasa	1,400

None of the shares of our common stock held by our directors and corporate executive officers have voting rights that are different from shares of our common stock held by any other shareholder.

For information on the stock-based compensation plans for our directors and corporate executive officers, see “—Stock-based Compensation Plans.”

C.	Board Practices

Our articles of incorporation provide for a board of directors with statutorily mandated nominating and governance committee, audit committee and compensation committee, each consisting of members of the board of directors, as well as a risk committee that we have set up on a voluntary basis consisting of outside directors and professionals. Our corporate executive officers are responsible for executing and managing our business operations based on a delegation of authority by the board of directors, and our directors set our key management policies and oversee the execution of duties by these corporate executive officers.

In June 2015, our shareholders approved an amendment to our articles of incorporation to adopt our current governance framework with a board of directors and board committees. We previously had a governance framework with a board of directors and a board of corporate auditors. The Company Law of Japan permits three types of governance system for large companies such as MUFG: (1) a company with a nominating committee, an audit committee and a compensation committee, (2) a company with a board of corporate auditors, and (3) a company with an audit and supervisory committee. Our previous governance framework was based on the second system, and our newly adopted governance system is based on the first system.

With respect to companies adopting the first system, including MUFG, each of the nominating, audit and compensation committees must consist of members of the board of directors, and the majority of each committee must be outside directors as defined by the Company Law. In addition, the board of directors must appoint corporate executive officers (shikkoyaku) to execute and manage the business operations of the company under the authority delegated by the board of directors. Based on this system, our current governance framework is designed to facilitate more flexible and swifter decision-making and increase transparency in our management processes.

An “outside director” is defined by the Company Law as a person who meets all of the following conditions:

•

the person is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director, who is a director concurrently performing an executive role (gyomu shikko torishimariyaku), a corporate executive officer, a manager (shihainin), or any other type of employee of the company or any of its subsidiaries;

•

if the person has been a non-executive director, a corporate auditor, or an accounting adviser (kaikei sanyo) of the company or any of its subsidiaries within the ten years prior to his or her assumption of office as outside director, the person was not an executive director, a corporate executive officer, a manager or any other type of employee of the company or any of its subsidiary in the ten years prior to his or her assumption of office as such;

•	the person is not a director, a corporate executive officer, a manager or any other type of employee of the company’s parent company, or a person who controls the company;

•	the person is not an executive director, a corporate executive officer, a manager or any other type of employee of another subsidiary of the company’s parent company; and

•

the person is not a family member within the second degree of kinship of a director, a corporate executive officer, a manager, or any other type of important employee of the company or its parent company.

Board of Directors

Our board of directors consists of directors who are elected at a general meeting of shareholders. Under our articles of incorporation, the number of directors may not exceed 20. We currently have 17 directors, six of whom are outside directors and three of whom are internal non-executive directors.

The regular term of office of a director is one year from the date of election, and directors may serve their terms until the close of the annual general meeting of shareholders held for the following year after their election. Directors may serve any number of consecutive terms.

Under the Company Law, the board of directors has the authority to determine our basic management policy, make decisions on the execution and management of our business operations, and oversee the execution by the corporate executive officers of their duties. The board of directors may delegate, to the extent permitted by the Company Law, the authority to make decisions on the execution and management of our business operations. Our board of directors has delegated most of this authority to the corporate executive officers.

The board of directors elects the Chairman and the Deputy Chairman from among its members and appoints key management members based on recommendations submitted to it by the nominating committee.

Under the Company Law, a resolution of the board of directors is required if any director wishes to engage in any business that is in competition with us or any transaction with us. Additionally, no director may vote on a proposal, arrangement or contract in which that director is deemed to be particularly interested.

Neither the Company Law nor our articles of incorporation contain special provisions as to the borrowing power exercisable by a director, the retirement age of our directors, or a requirement of our directors to hold any shares of our capital stock.

Under the Company Law and our articles of incorporation, we may exempt, by resolution of the board of directors, our directors from liabilities to MUFG arising in connection with their failure to execute their duties in good faith and without gross negligence within the limits stipulated by applicable laws and regulations. In addition, we have entered into a liability limitation agreement with each outside director and non-executive director which limits the maximum amount of their liability to MUFG arising in connection with a failure to execute their duties in good faith and without gross negligence to the greater of either ¥10 million or the aggregate sum of the amounts prescribed in Paragraph 1 of Article 425 of the Company Law and Articles 113 and 114 of the Company Law Enforcement Regulations.

None of our directors is party to a service contract with MUFG or any of its subsidiaries that provides for benefits upon end of their director term.

Nominating Committee

Our nominating committee, which we call the nominating and governance committee, determines the contents of proposals regarding the election and removal of director candidates to be submitted to general meetings of shareholders. The committee also considers and makes recommendations to the board of directors regarding the appointment and removal of the Chairman and the Deputy Chairman of the board of directors and the President & Group CEO of MUFG as well as the chairman and the deputy chairman of the board of directors, the president and others of each of our major subsidiaries. In addition, the committee discusses and makes recommendations to the board of directors on matters pertaining to our governance policy and framework.

Under the Company Law, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Our nominating and governance committee currently consists of six directors. The chairman of the committee is Tsutomu Okuda, an outside director. The other members of this committee are Yuko Kawamoto, a director, Haruka Matsuyama, Kunie Okamoto and Hiroshi Kawakami, who are outside directors, and Nobuyuki Hirano, President & Group CEO.

Audit Committee

The audit committee determines the contents of proposals pertaining to the election, removal and non-reappointment of our auditor to be submitted to general meetings of shareholders. The committee also monitors and audits the execution by the directors and the corporate executive officers of their duties and prepares audit reports to the board of directors. In order to effectively perform its duties, the committee reviews, inspects and investigates, as necessary, the management of the operations of MUFG and its subsidiaries, including financial reporting and internal controls. In addition, the committee has the power to consent to decisions on the compensation to be paid to our auditor.

Under the Company Law, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our audit committee currently has five members. The chairman of the committee is Akira Yamate, an outside director. The other members of this committee are Haruka Matsuyama and Yukihiro Sato, who are outside directors, and Takashi Mikumo and Takehiko Shimamoto, who are non-executive directors.

Compensation Committee

The compensation committee establishes our policy regarding the determination of the compensation of MUFG’s directors, corporate executive officers, executive officers (shikko yakuin) and others and also determines the details of individual compensation based on the policy. The committee discusses and makes recommendations to the board of directors regarding the establishment, revision and abolition of compensation systems for the chairman, the deputy chairman, the president and others of each of our major subsidiaries.

Under the Company Law, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Our compensation committee currently consist of six directors. The chairman of the committee is Kunie Okamoto, an outside director. The other members of this committee are Yuko Kawamoto, a director, Haruka Matsuyama, Tsutomu Okuda and Hiroshi Kawakami, who are outside directors, and Nobuyuki Hirano, President & Group CEO.

Risk Committee

In addition to the foregoing three committees, which are mandated by the Company Law, we have a risk committee, which was initially established under our previous governance framework and which we continue to have under our current governance framework on a voluntary basis. The risk committee deliberates and makes recommendations to the board of directors on matters regarding group-wide risk management as well as significant compliance issues.

MUFG Corporate Governance Policies provide that the committee shall consist of outside directors and outside professionals, who are professionals with no prior employment relationship with any of the MUFG group companies. The committee currently has four members. The chairperson of the committee is Yuko Kawamoto, a director. The other members of this committee are Tsutomu Okuda, an outside director, and Akira Ariyoshi and Kenzo Yamamoto, who are outside professionals. Between April 2014 and March 2015, the committee met four times.

Corporate Executive Officers

Our corporate executive officers are responsible for executing and managing our business operations within the scope of the authority delegated to them by the board of directors.

Under the Company Law, at least one corporate executive officer must be appointed by a resolution of the board of directors. We currently have 17 corporate executive officers. Under our articles of incorporation, the board of directors shall appoint a president and a deputy president, who, as representative executive officers, may represent us severally. The term of office of each corporate executive officer expires at the conclusion of the first meeting of the board of directors convened after the ordinary general meeting of shareholders for the last fiscal year that ends within one year following the corporate executive officer’s assumption of office.

Under the Company Law of Japan, a resolution of the board of directors is required if any executive officer wishes to engage in any business that is in competition with us or any transaction with us.

Under the Company Law and our articles of incorporation, we may exempt, by resolution of the board of directors, our corporate executive officers from liabilities to MUFG arising in connection with their failure to execute their duties in good faith and without gross negligence within the limits stipulated by applicable laws and regulations. We, however, currently have no such arrangements with any of our executive directors.

Committees Established on a Voluntary Basis under Our Previous Governance Framework

Under our previous governance framework, we had a nomination and compensation committee, an internal audit and compliance committee, and a governance committee, each voluntarily established to support our board of directors. These committees have been replaced by the three statutorily mandated committees under our newly adopted governance framework. Between April 2014 and March 2015, the nomination and compensation committee met 12 times, the internal audit and compliance committee met 15 times, and the governance committee met seven times.

For additional information on our board of directors and corporate executive officers, see “—A. Directors and Senior Management” and “Item 10.B. Additional Information—Memorandum and Articles of Incorporation.”

For a summary of significant differences in corporate governance practices between MUFG and U.S. companies listed on the New York Stock Exchange, see “Item 16G. Corporate Governance.”

D.	Employees

As of March 31, 2015, we had approximately 102,300 employees, an increase of approximately 1,800 employees compared with the number of employees as of March 31, 2014. In addition, as of March 31, 2015, we had approximately 34,900 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2015:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	16%
Corporate Banking Business Unit	9
Global Business Unit	23
Bank of Ayudhya Public Company Limited	19
Global Markets Unit	1
Corporate Services	7
Corporate Center/Independent Divisions	2
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	4
Trust Assets	3
Real Estate	1
Global Markets	1
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Sales Marketing Business Unit	3
Global Investment Banking Business Unit	1
Global Markets Business Unit	0
International Business Unit	2
Corporate Center and Others	2
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Merchant Business Management Division	0
Operations Division	1
Systems Division	0
Corporate Division	0
Others	1

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	35%
United States	13
Europe	2
Asia/Oceania excluding Japan	8
Bank of Ayudhya Public Company Limited(1)	19
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	10
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	6
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	4
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	1

100%

Note:
(1)	Bank of Ayudhya Public Company Limited is located in Thailand.

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2015, we had 676,170 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2015, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue(4)
Japan Trustee Services Bank, Ltd. (Trust account)(1)	685,860,400	4.84%
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	578,365,800	4.08
The Bank of New York Mellon SA/NV 10	240,414,475	1.69
State Street Bank and Trust Company	215,355,292	1.51
State Street Bank and Trust Company 505223	189,201,633	1.33
Nippon Life Insurance Company	182,072,553	1.28
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	181,415,674	1.28
Meiji Yasuda Life Insurance Company(3)	175,000,000	1.23
Japan Trustee Services Bank, Ltd. (Trust account 9)(1)	167,915,900	1.18
State Street Bank West Client—Treaty 505234	166,380,178	1.17

Total	2,781,981,905	19.63%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our American depositary shares.
(3)	These shares are those held in a pension trust account with The Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.
(4)	Numbers are truncated after two decimal points.

As of March 31, 2015, 1,550,246 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate auditors. Our major shareholders do not have different voting rights.

As of March 31, 2015, 2,388,839,119 shares, representing 16.85% of our outstanding common stock, were owned by 361 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 181,415,674 shares, or 1.28%, of our issued common stock.

B.	Related Party Transactions

As of March 31, 2015, we held approximately 21.9% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million, or ¥53.6 billion, and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

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

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2015, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors, corporate executive officers or corporate auditors, nor any of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party.

No loans have been made to our directors, corporate executive officers or corporate auditors other than in the normal course of business, on normal commercial terms and conditions, involving the normal risk of collectibility, and presenting normal features. In addition, no loans have been made to our directors, corporate executive officers or corporate auditors other than as permitted under Section 13(k) of the U.S. Securities Exchange Act and Rule 13k-1 promulgated thereunder.

No family relationship exists among any of our directors or corporate executive officers. No arrangement or understanding exists between any of our directors or corporate executive officers and any other person pursuant to which any director or corporate executive officer was elected to their position at MUFG.

As part of our compensation structure, we have granted stock acquisition rights to our directors and corporate executive officers. For a detailed discussion of the stock acquisition rights, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥18 per share of our common stock for the fiscal year ended March 31, 2015 were approved by shareholders at the ordinary general meeting of shareholders held on June 25, 2015.

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

The following table shows, for the periods indicated, the reported intra-day high and low trade prices for shares of our common stock on the Tokyo Stock Exchange, or the TSE, and of the ADSs on the New York Stock Exchange, or the NYSE:

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(U.S.$)
Fiscal year ended March 31, 2011	520	321	5.68	4.44
Fiscal year ended March 31, 2012	448	318	5.36	4.01
Fiscal year ended March 31, 2013	592	328	6.10	4.16
Fiscal year ended March 31, 2014
First quarter	755	515	7.31	5.52
Second quarter	677	575	6.81	5.82
Third quarter	715	598	6.74	6.13
Fourth quarter	697	519	6.64	5.19
Fiscal year ended March 31, 2015
First quarter	642	523	6.27	5.21
Second quarter	639.8	571.0	6.31	5.58
Third quarter	700.3	546.2	5.92	5.13
Fourth quarter	811.0	604.0	6.72	5.17
February	792.0	617.4	6.65	5.30
March	811.0	735.2	6.72	6.20
Fiscal year ending March 31, 2016
April	895.0	809.8	7.41	6.28
May	931.3	830.2	7.62	6.96
June	936.8	851.0	7.53	6.98
July (through July 13)	907.6	803.7	7.34	6.80

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of June 25, 2015, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2015, a total of 14,168,853,820 shares of common stock (including 151,647,230 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

As of June 25, 2015, we were authorized to issue 800,000,000 shares of preferred stock, including 400,000,000 shares of each of the second to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares).

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2015, we (excluding our subsidiaries) owned 148,872,202 shares of treasury stock.

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

General

As of March 31, 2015, we were authorized under our Articles of Incorporation to issue four classes of preferred stock totaling 800,001,000 shares of preferred stock, including 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares) and 1,000 shares of class 11 preferred stock. Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. On April 1, 2014, MUFG acquired all of the 156,000,000 outstanding shares of first series of class 5 preferred stock for ¥390.0 billion and cancelled all the acquired shares. On August 1, 2014, MUFG acquired all of the 1,000 outstanding shares of class 11 preferred stock in exchange for 1,245 shares of our common stock held in treasury. As a result, we will have no outstanding shares of any class of preferred stock.

We may acquire shares of second to fourth series of class 5 and first to fourth series of class 6 preferred stock at our discretion pursuant to the terms and conditions provided by our Articles of Incorporation and the resolution of our board of directors. The provisions for acquisition of shares of second to fourth series of class 5 and first to fourth series of class 6 preferred stock will be determined by the board of directors at the time of issuance of such preferred stock. When issued, any holder of shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock may request acquisition of shares of such preferred stock in exchange for shares of our common stock during the period determined by resolution of the board of directors adopted at the time of issuance of such shares of preferred stock. Any shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock for which no request for acquisition in exchange for shares of our common stock is made during such period will be mandatorily acquired on the day immediately following the last day of such period (the “Mandatory Acquisition Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant share of preferred stock by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date.

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

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below:

•	second to fourth series of class 5 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥250.00 per share;

•	first to fourth series of class 6 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125.00 per share; and

•	first to fourth series of class 7 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125.00 per share.

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

Liquidation Rights

In the event of our voluntary or involuntary liquidation, record holders of our preferred stock are entitled, equally in rank as among themselves, to receive before any distribution out of our residual assets is made to holders of our common stock, a distribution out of our residual assets of:

•	¥2,500 per share of second to fourth series of class 5 preferred stock;

•	¥2,500 per share of first to fourth series of class 6 preferred stock; and

•	¥2,500 per share of first to fourth series of class 7 preferred stock.

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

American Depositary Shares

The Bank of New York Mellon will issue ADRs. Each ADR will represent ownership interests in ADSs. Each ADS represents one share of our common stock. Each ADS is held by BTMU, acting as custodian, at its principal office in Tokyo, on behalf of The Bank of New York Mellon, acting as depositary. Each ADS will also represent securities, cash or other property deposited with The Bank of New York Mellon but not distributed to

ADS holders. The Bank of New York Mellon’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286.

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

Non-resident holders of shares who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares of our common stock or ADSs by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends, or an Application Form for the Income Tax Convention, in advance through a paying handling agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide this application service for the non-resident holders. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax with respect to dividends to be paid on or after January 1, 2014, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations and certain IRS guidance relating to the treatment of certain qualifying government bonds, and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2015 because we did not meet either the income test or the asset test. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2016 or any future taxable year due to changes in our income or asset composition. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form or that the above IRS guidance which is scheduled to expire for taxable years beginning after 2016 will continue to apply. Moreover, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a

PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

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

Since the financial crisis in 2008, financial groups such as us have been expected to ensure increasingly more sophisticated and comprehensive risk management. Risk management plays an increasingly important role in our operations as a financial group operating globally through various subsidiaries.

We identify various risks arising from businesses based on uniform criteria, and implement integrated risk management to ensure a stronger financial condition and to maximize shareholder value. Based on this approach, we identify, measure, control and monitor a wide variety of risks so as to achieve a stable balance between earnings and risks. We undertake risk management to create an appropriate capital structure and to achieve optimal allocation of resources.

Risk Classification

At the holding company level, we broadly classify and define risk categories faced by the Group including those that are summarized below. Group companies perform more detailed risk management based on their respective operations.

Type of Risk	Definition

Credit Risk	The risk of financial loss in credit assets (including off-balance sheet instruments) caused by deterioration in the credit conditions of counterparties. This category includes country risk.

Market Risk	Market risk is the risk of financial loss where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices and foreign exchange rates. Market liquidity risk is the risk of financial loss caused by the inability to secure market transactions at the required volume or price levels as a result of market turbulence or lack of trading liquidity.

Liquidity Risk	The risk of incurring loss if a poor financial position at a group company hampers the ability to meet funding requirements or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events.

• Operations Risk	The risk of incurring loss that might be caused by negligence of correct operational processing, or by incidents or misconduct by either officers or staff, as well as other similar risks.

• Information Asset Risk	The risk of loss caused by loss, alteration, falsification or leakage of information, or by destruction, disruption, errors or misuse of information systems, as well as other similar risks.

• Tangible Asset Risk	The risk of loss due to damage to tangible assets or deterioration in the operational environment caused by disasters or inadequate asset maintenance, as well as risks similar to this risk.

• Personnel Risk	The risk of loss due to an outflow or loss of human resources or deterioration in employee morale, as well as risks similar to this risk.

• Legal Risk	The risk of loss due to failure to comply with applicable laws and regulations, adequately evaluate contractual rights and obligations, or appropriately deal with disputes, as well as other similar risks.

• Reputation Risk	The risk of loss due to deterioration in reputation as a consequence of the spread of rumors among customers or in the market, or as a consequence of inadequate response to a particular circumstance by MUFG, as well as other similar risks.

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

The following diagram summarizes our integrated risk management framework:

*	Scheduled to be established in 2015.
**	Scheduled to be renamed to “Credit Committee” in 2015.

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

Recognizing that our operations, particularly in Japan, are subject to the risk of earthquakes and other natural disasters as well as accidents resulting from such disasters, including a sudden massive blackout in major metropolitan areas in Japan, and that our contingency plans may not address all eventualities that may occur in the event of a material disruption to our operations, we have been conducting a comprehensive review of our existing business continuity plan to more effectively respond to such extreme scenarios, and continue to contemplate and implement measures to augment our current business continuity management framework, including enhancing our off-site back-up data storage and other information technology systems.

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

In response to the recent financial crisis, the Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2013, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Common Equity Tier 1 capital. The group of banks identified as G-SIBs is expected to be updated annually, and the group of G-SIBs identified in November 2014 is the first group of G-SIBs to which the stricter capital requirements will initially be applied. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

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

The following diagram summarizes the credit risk management framework for our major banking subsidiaries:

Notes:

(1)	Scheduled to be established in 2015.
(2)	Scheduled to be renamed to “Credit Committee” in 2015.

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

Based on the borrower and industry information, we assign borrower ratings mainly by applying financial scoring models—either developed internally or by third party vendors, depending on the borrower’s attributes, whether the borrower is domestic or foreign, whether the borrower is a large corporation or a small and medium-sized corporation, and whether the borrower is a corporate entity or another type of legal entity (such as a school, hospital or fund).

For example, for domestic small and medium-sized corporations, which constitute the largest borrower attribute in our current loan portfolio in terms of number of borrowers, we have adopted an internally developed financial scoring model, exclusively designed and developed for such attribute. We have selected various financial ratios that we believe to be useful and meaningful to quantitatively measure and assess the borrowers’ financial standing and repayment capability. Such financial ratios represent, among other things, borrowers’ growth, profitability, stability, cash flow, company size and capital efficiency. The model is periodically tested against historical results. The following is an illustration of some of the financial ratios we utilize as part of our financial scoring model:

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

In addition, we consider outside ratings, and our internal borrower ratings may be adjusted when deemed appropriate.

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

We hold shares of various corporate clients for strategic purposes, in particular to maintain long-term relationships with these clients. These investments have the potential to increase business revenue and appreciate in value. At the same time, we are exposed to the risk of price fluctuation in the Japanese stock market. For that reason, in recent years, it has been a high priority for us to reduce our equity portfolio to limit the risks associated with holding a large equity portfolio, but also to respond to applicable regulatory requirements as well as increasing market expectations and demands for us to reduce our equity portfolio. We are required to comply with a regulatory framework that prohibits Japanese banks from holding an amount of shares in excess of their adjusted Tier 1 capital.

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2015 was subject to a variation of approximately ¥3.73 billion when TOPIX index moves one point in either direction.

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

Market risk for trading and non-trading activities is measured using a uniform market risk measurement model. The principal model used for these activities is a historical simulation, or HS, model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days). The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is designed to capture certain statistically infrequent movements, such as a fat tail, and accounts for the characteristics of financial instruments with non-linear behavior. The holding company and banking subsidiaries also use the HS model to calculate as part of the calculation of their Basel III regulatory capital adequacy ratios.

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

To measure interest rate risk relating to deposits without contract-based fixed maturities, the amount of “core deposits” is calculated through a statistical analysis based on deposit balance trend data and the outlook for interest rates on deposits, business decisions, and other factors. The amount of “core deposit” is categorized into various groups of maturity terms of up to ten years to recognize interest rate risk. The calculation assumptions and methods to determine the amount of core deposits and maturity term categorization are regularly reviewed.

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

Summaries of Market Risks (Fiscal Year Ended March 31, 2015)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2015 was ¥21.86 billion, comprising interest rate risk exposure of ¥17.63 billion, foreign exchange risk exposure of ¥8.80 billion, and equity-related risk exposure of ¥0.99 billion. Compared with the VaR as of March 31, 2014, we experienced an increase in market risk during the fiscal year ended March 31, 2015, primarily due to an increase in foreign exchange risk.

Our average daily VaR for the fiscal year ended March 31, 2015 was ¥20.51 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 71%, foreign exchange risk for approximately 19% and equity-related risk for approximately 8%, of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2013—March 31, 2014	Average	Maximum(1)	Minimum(1)	March 31, 2014
	(in billions)
MUFG	¥20.79	¥29.50	¥15.34	¥18.09
Interest rate	17.33	21.93	14.02	14.98
Yen	8.59	14.07	5.36	6.16
U.S. Dollars	6.66	11.12	3.95	5.05
Foreign exchange	6.93	15.30	3.46	3.46
Equities	2.07	7.35	0.79	2.90
Commodities	0.74	1.39	0.31	1.25
Less diversification effect	(6.28)	—	—	(4.50)

April 1, 2014—March 31, 2015	Average	Maximum(1)	Minimum(1)	March 31, 2015
	(in billions)
MUFG	¥20.51	¥25.01	¥16.02	¥21.86
Interest rate	18.25	23.79	14.74	17.63
Yen	7.65	12.95	4.87	9.50
U.S. Dollars	6.39	10.56	4.33	7.41
Foreign exchange	4.91	10.78	1.88	8.80
Equities	2.23	3.75	0.89	0.99
Commodities	0.26	1.27	0.00	0.05
Less diversification effect	(5.14)	—	—	(5.61)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2015 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2014	¥20.03
July—September 2014	19.98
October—December 2014	20.84
January—March 2015	21.19

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2015, the revenue from our trading activities has been relatively stable, keeping positive numbers in 238 days out of 260 trading days in the period. During the same period, there were 130 days with positive revenue exceeding ¥1 billion and 2 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2015, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥412.6 billion. Market risk related to interest rates equaled ¥396.8 billion and equities-related risk equaled ¥158.0 billion.

Compared with the VaR for MUFG as of March 31, 2014, the increase in the overall market risk was ¥80.5 billion. Market risk related to interest rates increased ¥92.6 billion. Equity related risk decreased ¥14.9 billion.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 70% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2015, the yen accounted for approximately 49% while the U.S. dollar accounted for approximately 24%, and the euro approximately 27%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2015:

April 1, 2014—March 31, 2015	Average	Maximum(1)	Minimum(1)	March 31, 2015
	(in billions)
Interest rate	¥387.0	¥455.0	¥305.6	¥396.8
Yen	239.5	280.1	196.3	264.7
U.S. Dollars	121.7	145.8	99.7	132.8
Foreign exchange	1.6	3.3	0.9	1.3
Equities	161.3	185.7	125.9	150.8
Total(1)	394.8	452.7	332.4	412.6

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. The equities-related risk figures do not include market risk exposure from our strategic equity portfolio. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2015 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2014	¥357.5
July—September 2014	381.1
October—December 2014	425.1
January—March 2015	416.0

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2015 against that as of March 31, 2014, there was no change in the Japanese yen at 49%, a 12 percentage point increase in the euro from 15% to 27%, and a 12 percentage point decrease in the U.S. dollar from 36% to 24%.

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

Hypothetical losses never exceeded VaR in the fiscal year ended March 31, 2015. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2015:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2015:

Stress Testing

We use the HS-VaR model, which calculates potential changes in the market value of our portfolio as a statistically possible amount of losses that could be incurred due to market fluctuations within a certain period (or holding period, of 10 business days) based on historical market volatility for a certain period (or observation period, of 701 business days, or approximately three years). Actual losses may exceed the value at risk obtained by the application of the model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model.

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

Our major subsidiaries maintain appropriate liquidity in both Japanese yen and foreign currencies by managing their funding sources and mechanisms, such as liquidity gap, liquidity-supplying products such as commitment lines, and buffer assets.

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

Operational Risk Management

Operational risk refers to the risk of loss caused by either internal control issues such as inadequate operational processes or misconduct, system failures, or external factors such as serious political instability, major terrorist activity, health epidemics or natural disasters. The term includes a broad range of risks that could lead to losses, including operations risk, information asset risk, tangible asset risk, personnel risk, legal risk and reputation risk. These risks that comprise operational risk are referred to as sub-category risks.

The holding company has established, based on its Executive Committee’s determination, the MUFG Operational Risk Management Policy as a group-wide policy for managing operational risk. This policy sets forth the core principles regarding operational risk management, including the definition of operational risk, and the risk management system and processes. The policy also requires the board of directors and the Executive Committee to formulate fundamental principles of operational risk management and establish and maintain an appropriate risk management system. The Chief Risk Management Officer is responsible for recognizing, evaluating, and appropriately managing operational risk in accordance with the fundamental principles formulated by the board of directors and the Executive Committee. A division in charge of operational risk management has been established that is independent of business promotion sections to manage overall operational risk in a comprehensive manner. These fundamental principles have also been approved by the boards of directors of the major subsidiaries, providing a consistent framework for operational risk management of the Group. The diagram below sets forth the operational risk management system of each major banking subsidiary:

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

Tangible Asset Risk Management

Tangible asset risk refers to the risk of loss due to damage to tangible assets or deterioration in the operational environment caused by disasters or inadequate asset maintenance, as well as risks similar to this risk. Tangible assets include movable physical properties and immovable properties, owned or leased, such as land, buildings, equipment attached to buildings, fixtures and furniture. We recognize the potentially significant impact tangible asset risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic losses to, or diminished market confidence in, the Group. Accordingly, we continue to improve our risk control framework designed to appropriately manage such risk.

Personnel Risk Management

Personnel risk refers to the risk of loss due to an outflow or loss of human resources or deterioration in employee morale, as well as risks similar to this risk. We recognize the potentially significant impact personnel risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic losses to, or diminished market confidence in, the Group. Accordingly, we continue to improve our risk control framework designed to appropriately manage such risk.

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

The holding company has established a Group Compliance Committee and each major subsidiary has established a Compliance Committee for deliberating key issues related to compliance. Additionally, the holding company has a Group Chief Compliance Officer, or CCO, Committee, which consists of the CCO of the holding company acting as committee chairman and the CCOs of the major subsidiaries. The Group CCO Committee deliberates important matters related to compliance and compliance-related issues for which the Group should share a common understanding.

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

Internal Audit

Role of Internal Audit

Internal audit functions within MUFG seek to verify the adequacy and effectiveness of internal control systems from a standpoint independent of the operating functions. This includes monitoring the status of risk management and compliance systems, which are critical to the maintenance of sound and appropriate business operations. Internal audit results are reported to senior management. An additional role of internal audit is to make suggestions to help improve or rectify any issues or specific problems that are identified.

Group Internal Audit Framework

The holding company has instituted MUFG’s internal audit policy to define the policy, function and organizational position of internal audits. Separate internal audit divisions have been created within the holding company and certain subsidiaries. Through close cooperation and collaboration among the internal audit divisions of the holding company and these subsidiaries, these internal audit divisions provide coverage for the Group and also support the board of directors of the holding company in monitoring and overseeing all MUFG operations.

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

Reports to the Audit Committee

The holding company has an audit committee within its board of directors as required by the Company Law of Japan, and the major subsidiaries have established internal audit and compliance committees. Within each of the holding company and the major subsidiaries, the internal audit division reports to the committee on important matters, including the results of the internal audits and basic policies for planning internal audits.

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

Fees Waived or Paid by the Depositary

The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which consisted of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls. For the fiscal year ended March 31, 2015, the Depositary waived $132,171.61 of standard out-of-pocket expenses.

The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based on the number of outstanding ADSs. For the fiscal year ended March 31, 2015, the Depositary reimbursed us $1.0 million for such expenses.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2015.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2015 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2015.

The effectiveness of our internal control over financial reporting as of March 31, 2015 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 219.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the MUFG Group as of March 31, 2015, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the year ended March 31, 2015 (all expressed in Japanese Yen) and our report dated July 27, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 27, 2015

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that Mr. Akira Yamate, an outside director, is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the New York Stock Exchange. Mr. Yamate has spent most of his professional carrier as a certified public accountant in Japan, auditing Japanese corporations, including those registered with the U.S. Securities and Exchange Commission. Mr. Yamate is also the chair of our audit committee.

Item 16B.	Code of Ethics.

We have adopted a code of ethics, which consists of internal rules named Principles of Ethics and Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our internal compliance rules were most recently amended on July 3, 2015. The amendments were intended to reflect organizational changes relating to our corporate governance framework and enhancements in our compliance framework. A copy of the Principles of Ethics and Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this Annual Report.

No waivers of the Principles of Ethics and Conduct or the ethical framework and code of conduct, as applicable, or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2015.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2014 and 2015 are presented in the following table:

	2014	2015
	(in millions)
Audit fees	¥6,029	¥6,753
Audit-related fees	499	537
Tax fees	309	304
All other fees	14	201

Total	¥6,851	¥7,795

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

Audit-related fees—Audit-related fees primarily include accounting consultations, agreed upon procedures on internal controls, employee benefit plan audit, and advisory services relating to internal control reviews.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% for the fiscal year ended March 31, 2014 and approximately 0.6% for the fiscal year ended March 31, 2015.

Review of Tohmatsu’s Independence

On July 14, 2015, Deloitte Touche Tohmatsu LLC (“Tohmatsu”) advised MUFG’s Audit Committee that a senior partner who serves in an executive management role at Tohmatsu and is in the Chain of Command of Tohmatsu’s audit engagement of MUFG’s financial statements (“Partner in Senior Management” or “PISM”) had a savings account balance at BTMU that was not in compliance with SEC independence rules that require any accounts with audit clients not to have balances in excess of the jurisdiction’s deposit insurance limits. The PISM’s account balance, from time to time and for extended periods of time during the fiscal periods covered by the audited financial statements included in this Annual Report, exceeded the deposit insurance limit in Japan for interest-accruing accounts, which is ¥10 million.

In addition, Tohmatsu communicated to MUFG’s Audit Committee about other bank account balances in excess of the Japanese deposit insurance limits during the fiscal periods covered by the audited financial statements included in this Annual Report held by three partners and five staff members on Tohmatsu’s audit team for MUFG’s subsidiaries or affiliates. Tohmatsu reported to MUFG’s Audit Committee, and stated in its representation letter to the Audit Committee as required by the rules of the Public Company Accounting Oversight Board, that, based on its investigation of the facts and circumstances related to these matters, in Tohmatsu’s opinion, Tohmatsu’s objectivity, impartiality and integrity with respect to its audit of MUFG’s financial statements were unaffected. Tohmatsu’s conclusion was based on, among other things, the results of its internal investigation, including that:

•

although the PISM held the Advisory Partner position to the MUFG engagement, he did not substantively participate in the MUFG audit and did not affect the results of the audit through performance evaluations of the MUFG audit team or otherwise;

•	the amounts in the bank accounts at issue in excess of the insured deposit limit were small relative to the level of income for those individuals and the risk of loss was not material to them; and

•	the work performed was not compromised or influenced by the bank account balances at BTMU.

Following Tohmatsu’s disclosure, the Audit Committee engaged counsel to review the circumstances relating to the PISM and the other reported violations of Tohmatsu partners and employees. Based on the report by Tohmatsu and on discussions with Tohmatsu and after reviewing the situation, the Audit Committee concluded that Tohmatsu’s ability to exercise objective and impartial judgment on issues encompassed within the audit of MUFG’s financial statements has not been impaired. Following this determination, the Audit Committee concluded that the audited financial statements may be included in MUFG’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015. The Audit Committee is in discussions with Tohmatsu about the measures Tohmatsu will take to avoid future violations by Tohmatsu partners and employees of SEC independence rules.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

In June 2015, our shareholders approved an amendment to our articles of incorporation to adopt our current governance framework with a board of directors and board committees, including an audit committee. For more information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2014	3,308	¥560.23	—	—
May 1 to May 31, 2014	2,554	553.55	—	—
June 1 to June 30, 2014	2,938	606.68	—	—
July 1 to July 31, 2014	9,139	608.59	—	—
August 1 to August 31, 2014	5,350	598.07	—	—
September 1 to September 30, 2014	5,362	611.44	—	—
October 1 to October 31, 2014	4,032	594.83	—	—
November 1 to November 30, 2014	5,606	670.90	35,061,300	180,000,000
December 1 to December 31, 2014	10,118	673,60	113,534,200	180,000,000
January 1 to January 31, 2015	6,193	635.96	—	180,000,000
February 1 to February 28, 2015	6,059	703.81	—	180,000,000
March 1 to March 31, 2015	8,278	775.91	—	180,000,000

Total	68,937	672.96	148,595,500	180,000,000

Note:
(1)	All of the purchased shares were shares constituting less than one unit (100 shares) purchased from registered holders of such shares at the current market price of those shares.
(2)	During November and December 2014, we repurchased 148,595,500 shares of our common stock for ¥99,999,965,771 under a share repurchase program that was adopted in November 2014 and completed in December 2014. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 180,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 17, 2014 and March 31, 2015.

We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2015.

During May and June 2015, we repurchased 111,151,800 shares of our common stock for ¥99,999,972,728 under a share repurchase program that was adopted in May 2015 and completed in June 2015. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 160,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 18, 2015 and July 31, 2015.

In connection with the BTMU Headquarters for the Americas Stock Bonus Plan, 635,703 ADSs were purchased by the trustee of the independent trust between April 1, 2014 and March 31, 2015. In the same period, 2,731,634 ADSs were purchased by the trustee of the independent trust in connection with the UNBC Stock Bonus Plan. For descriptions of our stock bonus plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

The NYSE allows NYSE-listed companies that are foreign private issuers, such as MUFG, with certain exceptions, to follow home-country practices in lieu of the corporate governance practices followed by U.S. companies pursuant to the NYSE’s Listed Company Manual. The following is a summary of the significant differences between MUFG’s corporate governance practices and those followed by U.S. listed companies under the NYSE’s Listed Company Manual.

1. A NYSE-listed U.S. company must have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual.

As of June 30, 2015, we have six outside directors as members of our board of directors, which consists of a total of seventeen members. Under our newly adopted governance system, we are required to have a majority of outside directors on each of our nominating, audit and compensation committees. For a description of an outside director, see “Item 6.C. Directors and Senior Management—Board Practices.”

The Tokyo Stock Exchange rules require listed companies, including us, to identify at least one individual who the company believes is unlikely to have a conflict of interest with general shareholders and have such individual serve as an independent director or outside corporate auditor.

Further, a listed company with fewer than two outside directors who are considered independent based on such internal standards as the company establishes pursuant to the Tokyo Stock Exchange requirements must publicly disclose the reason for not having at least two such directors on its board of directors. In addition, if a listed company determines that at least one-third of the members of its board of directors should be independent outside directors, the listed company must disclose its policy relating to the determination. We have adopted and made public our corporate governance policy providing, among other things, that, in general cases, at least one-third of the members of our board of directors will be independent outside directors, and that, in general cases, the majority of the members of our board of directors will be non-executive directors.

2. A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors.

Under the Company Law, we are required to have an audit committee consisting of at least three non-executive directors, and the majority of its members must be outside directors. Currently, our audit committee consists of three outside directors and two non-executive directors. Our audit committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, including the independence requirements thereunder.

3. A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.

Under the Company Law, we are required to have a compensation committee consisting of at least three directors, and the majority of its members must be outside directors. Currently, our compensation committee consists of six directors, four of whom are outside directors.

4. A NYSE-listed U.S. company must have a nominating or corporate governance committee composed entirely of independent directors.

Under the Company Law, we are required to have a nominating committee consisting of at least three directors, and the majority of its members must be outside directors. Currently, our nominating committee, which we call the nominating and governance committee, consist of six directors, four of whom are outside directors.

5. A NYSE-listed U.S. company must obtain shareholder approval with respect to any equity compensation plan.

Under the Company Law, an equity compensation plan for directors and executive officers is deemed to be compensation for the services performed by the company’s directors and executive officers. Our compensation committee establishes the policy with respect to the determination of the individual compensation of our directors and executive officers, including equity compensation in the form of stock acquisition rights (granting the holder thereof the right to acquire from the issuer shares of its stock at a prescribed price), and determines individual compensation in accordance with the policy. Under the Company Law, a public company seeking to issue stock acquisition rights must obtain the approval of its board of directors, not its shareholders.

When stock acquisition rights are issued under terms and conditions that are especially favorable to the recipients thereof, such issuance must be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is at least one-third of the total outstanding voting rights, and the approval of at least two-thirds of the voting rights represented at the relevant general meeting of shareholders is required to pass a special resolution.

6. A NYSE-listed U.S. company must adopt and disclose Corporate Governance Guidelines and a Code of Business Conduct and Ethics, and it must also disclose any exemptions granted to directors or executives.

Our corporate governance policies, which are called the “MUFG Corporate Governance Policies,” are based on applicable home-country rules, particularly the Tokyo Stock Exchange rules, which require listed companies, such as us, to adopt a corporate governance code setting forth fundamental principles designed to establish an effective corporate governance system or explain in their corporate governance reports the reasons for not adopting such a code. We disclose these policies on our website.

We have adopted a code of ethics, compliance rules and a compliance manual, which meet the definition of “code of ethics” in “Item 16B. Code of Ethics.”

7. A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-management directors.

Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under our internal corporate governance rules.

Item 16H.	Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015. (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015. (English translation)

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015. (English translation)

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013. (English Translation)*

2(a)	Form of American Depositary Receipt.**

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.**

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of independent registered public accounting firm

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

Notes:
*	Incorporated by reference to our registration statement on Form S-8 (File No. 333-204845) filed on June 10, 2015.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.

SELECTED STATISTICAL DATA

Due to close integration of our foreign and domestic activities, it is difficult to make a precise determination of the assets, liabilities, income and expenses of our foreign operations. The foreign operations as presented include the business conducted by overseas subsidiaries and branches, and the international business principally conducted by the international banking-related divisions headquartered in Japan. Our management believes that the results appropriately represent our domestic and foreign activities.

I.    Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2013, 2014 and 2015. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2013			2014			2015
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥2,855,051	¥3,964	0.14%	¥10,321,128	¥10,990	0.11%	¥21,485,054	¥21,218	0.10%
Foreign	3,763,476	23,340	0.62	6,520,619	36,066	0.55	8,475,102	43,052	0.51

Total	6,618,527	27,304	0.41	16,841,747	47,056	0.28	29,960,156	64,270	0.21

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	3,133,225	3,456	0.11	958,054	2,506	0.26	1,844,761	4,526	0.25
Foreign	6,972,640	53,376	0.77	9,421,311	59,227	0.63	10,799,658	60,813	0.56

Total	10,105,865	56,832	0.56	10,379,365	61,733	0.59	12,644,419	65,339	0.52

Trading account assets:
Domestic	5,780,004	45,367	0.78	5,211,819	40,044	0.77	6,981,937	46,229	0.66
Foreign	18,504,836	349,421	1.89	22,827,441	367,371	1.61	20,891,721	353,791	1.69

Total	24,284,840	394,788	1.63	28,039,260	407,415	1.45	27,873,658	400,020	1.44

Investment securities(1):
Domestic	55,159,363	259,420	0.47	49,152,403	222,644	0.45	46,374,540	236,285	0.51
Foreign	4,617,964	111,407	2.41	5,166,347	119,693	2.32	6,379,303	147,457	2.31

Total	59,777,327	370,827	0.62	54,318,750	342,337	0.63	52,753,843	383,742	0.73

Loans(2):
Domestic	67,831,943	964,031	1.42	69,443,921	900,085	1.30	70,143,714	848,843	1.21
Foreign	25,205,754	613,739	2.43	33,153,305	763,657	2.30	43,871,874	1,132,431	2.58

Total	93,037,697	1,577,770	1.70	102,597,226	1,663,742	1.62	114,015,588	1,981,274	1.74

Total interest-earning assets:
Domestic	134,759,586	1,276,238	0.95	135,087,325	1,176,269	0.87	146,830,006	1,157,101	0.79
Foreign	59,064,670	1,151,283	1.95	77,089,023	1,346,014	1.75	90,417,658	1,737,544	1.92

Total	193,824,256	2,427,521	1.25	212,176,348	2,522,283	1.19	237,247,664	2,894,645	1.22

Non-interest-earning assets:
Cash and due from banks	3,131,561			3,441,312			3,722,685
Other non-interest-earning assets	30,016,918			33,369,623			37,604,759
Allowance for credit losses	(1,289,950)			(1,257,539)			(1,017,615)

Total non-interest- earning assets	31,858,529			35,553,396			40,309,829

Total assets	¥225,682,785			¥247,729,744			¥277,557,493

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an insignificant amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2013			2014			2015
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥99,884,032	¥77,708	0.08%	¥102,854,486	¥65,358	0.06%	¥106,841,661	¥53,818	0.05%
Foreign	23,436,714	134,359	0.57	30,453,791	161,297	0.53	37,361,232	246,874	0.66

Total	123,320,746	212,067	0.17	133,308,277	226,655	0.17	144,202,893	300,692	0.21

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	16,284,255	35,030	0.22	18,576,215	28,703	0.15	22,087,439	26,637	0.12
Foreign	7,948,167	28,793	0.36	9,871,891	17,467	0.18	11,226,775	21,944	0.20

Total	24,232,422	63,823	0.26	28,448,106	46,170	0.16	33,314,214	48,581	0.15

Due to trust account— Domestic	590,150	665	0.11	506,466	519	0.10	560,251	504	0.09

Other short-term borrowings and trading account liabilities:
Domestic	10,247,601	35,928	0.35	10,177,337	34,379	0.34	9,026,889	28,958	0.32
Foreign	3,153,184	16,414	0.52	4,332,788	23,122	0.53	5,397,526	31,494	0.58

Total	13,400,785	52,342	0.39	14,510,125	57,501	0.40	14,424,415	60,452	0.42

Long-term debt:
Domestic	8,968,836	135,295	1.51	9,763,504	126,686	1.30	13,482,605	131,952	0.98
Foreign	2,886,502	92,226	3.20	2,876,831	103,441	3.60	4,116,970	121,003	2.94

Total	11,855,338	227,521	1.92	12,640,335	230,127	1.82	17,599,575	252,955	1.44

Total interest-bearing liabilities:
Domestic	135,974,874	284,626	0.21	141,878,008	255,645	0.18	151,998,845	241,869	0.16
Foreign	37,424,567	271,792	0.73	47,535,301	305,327	0.64	58,102,503	421,315	0.73

Total	173,399,441	556,418	0.32	189,413,309	560,972	0.30	210,101,348	663,184	0.32

Non-interest-bearing liabilities	43,038,814			47,633,337			54,453,190

Total equity	9,244,530			10,683,098			13,002,955

Total liabilities and equity	¥225,682,785			¥247,729,744			¥277,557,493

Net interest income and interest rate spread		¥1,871,103	0.93%		¥1,961,311	0.89%		¥2,231,461	0.90%

Net interest income as a percentage of total interest-earning assets			0.97%			0.92%			0.94%

The percentage of average total assets attributable to foreign activities was 31.5%, 36.5% and 37.9%, respectively, for the fiscal years ended March 31, 2013, 2014 and 2015.

The percentage of average total liabilities attributable to foreign activities was 32.1%, 37.2% and 38.4%, respectively, for the fiscal years ended March 31, 2013, 2014 and 2015.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013, and the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014.

	Fiscal year ended March 31, 2013 versus fiscal year ended March 31, 2014			Fiscal year ended March 31, 2014 versus fiscal year ended March 31, 2015
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥8,148	¥(1,122)	¥7,026	¥11,079	¥(851)	¥10,228
Foreign	15,488	(2,762)	12,726	10,117	(3,131)	6,986

Total	23,636	(3,884)	19,752	21,196	(3,982)	17,214

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(3,505)	2,555	(950)	2,185	(165)	2,020
Foreign	16,524	(10,673)	5,851	8,137	(6,551)	1,586

Total	13,019	(8,118)	4,901	10,322	(6,716)	3,606

Trading account assets:
Domestic	(4,382)	(941)	(5,323)	12,264	(6,079)	6,185
Foreign	74,236	(56,286)	17,950	(32,160)	18,580	(13,580)

Total	69,854	(57,227)	12,627	(19,896)	12,501	(7,395)

Investment securities(2):
Domestic	(27,473)	(9,303)	(36,776)	(13,072)	26,713	13,641
Foreign	12,836	(4,550)	8,286	28,038	(274)	27,764

Total	(14,637)	(13,853)	(28,490)	14,966	26,439	41,405

Loans:
Domestic	22,481	(86,427)	(63,946)	8,991	(60,233)	(51,242)
Foreign	184,593	(34,675)	149,918	268,580	100,194	368,774

Total	207,074	(121,102)	85,972	277,571	39,961	317,532

Total interest income:
Domestic	(4,731)	(95,238)	(99,969)	21,447	(40,615)	(19,168)
Foreign	303,677	(108,946)	194,731	282,712	108,818	391,530

Total	¥298,946	¥(204,184)	¥94,762	¥304,159	¥68,203	¥372,362

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2013 versus fiscal year ended March 31, 2014			Fiscal year ended March 31, 2014 versus fiscal year ended March 31, 2015
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥2,252	¥(14,602)	¥(12,350)	¥2,451	¥(13,991)	¥(11,540)
Foreign	37,786	(10,848)	26,938	40,916	44,661	85,577

Total	40,038	(25,450)	14,588	43,367	30,670	74,037

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	4,468	(10,795)	(6,327)	4,874	(6,940)	(2,066)
Foreign	5,824	(17,150)	(11,326)	2,540	1,937	4,477

Total	10,292	(27,945)	(17,653)	7,414	(5,003)	2,411

Due to trust account—Domestic	(89)	(57)	(146)	52	(67)	(15)

Other short-term borrowings and trading account liabilities:
Domestic	(245)	(1,304)	(1,549)	(3,751)	(1,670)	(5,421)
Foreign	6,285	423	6,708	6,067	2,305	8,372

Total	6,040	(881)	5,159	2,316	635	2,951

Long-term debt:
Domestic	11,337	(19,946)	(8,609)	41,049	(35,783)	5,266
Foreign	(310)	11,525	11,215	38,872	(21,310)	17,562

Total	11,027	(8,421)	2,606	79,921	(57,093)	22,828

Total interest expense:
Domestic	17,723	(46,704)	(28,981)	44,675	(58,451)	(13,776)
Foreign	49,585	(16,050)	33,535	88,395	27,593	115,988

Total	¥67,308	¥(62,754)	¥4,554	¥133,070	¥(30,858)	¥102,212

Net interest income:
Domestic	¥(22,455)	¥(48,533)	¥(70,988)	¥(23,228)	¥17,836	¥(5,392)
Foreign	254,092	(92,896)	161,196	194,317	81,225	275,542

Total	¥231,637	¥(141,429)	¥90,208	¥171,089	¥99,061	¥270,150

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio

The following table shows information as to the value of our Available-for-sale securities and Held-to-maturity securities at March 31, 2013, 2014 and 2015:

	At March 31,
	2013			2014			2015
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions)
Available-for-sale securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥49,159,827	¥49,479,954	¥320,127	¥41,388,592	¥41,589,009	¥200,417	¥35,079,893	¥35,405,632	¥325,739
Corporate bonds	1,644,555	1,696,529	51,974	1,229,167	1,264,960	35,793	982,427	1,008,982	26,555
Marketable equity securities	2,220,507	4,092,121	1,871,614	2,434,946	4,812,596	2,377,650	2,546,386	6,358,658	3,812,272
Other securities	551,447	561,082	9,635	592,682	600,471	7,789	684,645	692,187	7,542

Total domestic	53,576,336	55,829,686	2,253,350	45,645,387	48,267,036	2,621,649	39,293,351	43,465,459	4,172,108

Foreign:
U.S. Treasury and other U.S. government agencies bonds	204,330	207,871	3,541	485,565	480,470	(5,095)	675,623	683,513	7,890
Other governments and official institutions bonds	497,174	508,425	11,251	786,616	790,951	4,335	985,663	998,991	13,328
Mortgage-backed securities	1,426,238	1,455,246	29,008	1,205,344	1,165,948	(39,396)	1,149,968	1,139,202	(10,766)
Other securities	844,092	842,841	(1,251)	1,178,728	1,181,247	2,519	1,203,676	1,203,239	(437)

Total foreign	2,971,834	3,014,383	42,549	3,656,253	3,618,616	(37,637)	4,014,930	4,024,945	10,015

Total	¥56,548,170	¥58,844,069	¥2,295,899	¥49,301,640	¥51,885,652	¥2,584,012	¥43,308,281	¥47,490,404	¥4,182,123

Held-to-maturity securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥232,881	¥234,764	¥1,883	¥214,968	¥215,838	¥870	¥1,126,212	¥1,140,768	¥14,556
Other securities	600	600	—	400	400	—	300	300	—

Total domestic	233,481	235,364	1,883	215,368	216,238	870	1,126,512	1,141,068	14,556

Foreign:
U.S. Treasury and other U.S. government agencies bonds	40,414	41,808	1,394	3,166	4,265	1,099	62,209	63,765	1,556
Other governments and official institutions bonds	243,901	244,916	1,015	18,925	18,925	—	15,278	15,278	—
Other securities	1,613,368	1,665,982	52,614	2,469,523	2,495,699	26,176	2,926,452	2,964,028	37,576

Total foreign	1,897,683	1,952,706	55,023	2,491,614	2,518,889	27,275	3,003,939	3,043,071	39,132

Total	¥2,131,164	¥2,188,070	¥56,906	¥2,706,982	¥2,735,127	¥28,145	¥4,130,451	¥4,184,139	¥53,688

Nonmarketable equity securities presented in Other investment securities in the accompanying consolidated financial statements were primarily carried at cost of ¥864,052 million, ¥711,416 million and ¥564,582 million, at March 31, 2013, 2014 and 2015, respectively. The corresponding fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥25,900 million, ¥26,201 million and ¥22,537 million, at March 31, 2013, 2014 and 2015, respectively.

The following table presents the book values, maturities and weighted average yields of Available-for-sale securities and Held-to-maturity securities, excluding equity securities, at March 31, 2015. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥12,992,854	0.15%	¥14,203,961	0.41%	¥4,871,610	0.63%	¥3,337,206	1.57%	¥35,405,631	0.45%
Corporate bonds	151,714	0.82	678,738	0.72	165,968	0.58	12,562	1.43	1,008,982	0.72
Other securities	255,575	0.45	191,925	1.09	174,035	0.47	70,653	0.37	692,188	0.62

Total domestic	13,400,143	0.17	15,074,624	0.44	5,211,613	0.62	3,420,421	1.55	37,106,801	0.46

Foreign:
U.S. Treasury and other U.S. government agencies bonds	84,740	1.40	422,477	1.19	174,120	2.13	2,160	3.25	683,497	1.46
Other governments and official institutions bonds	388,900	1.54	462,582	2.58	142,045	2.57	5,480	4.70	999,007	2.18
Mortgage-backed securities	—	—	2,101	3.22	59,628	1.94	1,077,488	2.45	1,139,217	2.42
Other securities	299,829	1.91	437,486	2.21	171,642	2.04	268,349	1.91	1,177,306	2.04

Total foreign	773,469	1.67	1,324,646	2.01	547,435	2.19	1,353,477	2.35	3,999,027	2.09

Total	¥14,173,612	0.25%	¥16,399,270	0.56%	¥5,759,048	0.77%	¥4,773,898	1.78%	¥41,105,828	0.62%

Held-to-maturity securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥24,978	0.48%	¥25	—%	¥1,101,209	0.51%	¥—	—%	¥1,126,212	0.51%
Other securities	—	—	300	1.00	—	—	—	—	300	1.00

Total domestic	24,978	0.48	325	0.92	1,101,209	0.51	—	—	1,126,512	0.51

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	61,124	1.97	1,085	8.57	—	—	62,209	2.08
Other governments and official institutions bonds	209	—	3,014	1.99	12,055	2.52	—	—	15,278	2.38
Other securities	—	—	73,317	0.97	1,353,734	1.25	1,499,401	1.89	2,926,452	1.57

Total foreign	209	—	137,455	1.44	1,366,874	1.26	1,499,401	1.89	3,003,939	1.58

Total	¥25,187	0.48%	¥137,780	1.43%	¥2,468,083	0.93%	¥1,499,401	1.89%	¥4,130,451	1.29%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of the individual issuers held in our investment securities portfolio exceeded 10% of the consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2015.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and industry of the borrower at March 31 of each of the five fiscal years ended March 31, 2015. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2011	2012	2013	2014	2015
	(in millions)
Domestic:
Manufacturing	¥11,248,033	¥11,451,720	¥11,767,352	¥11,540,753	¥11,703,428
Construction	1,280,899	1,155,926	1,056,276	980,877	977,892
Real estate	11,660,798	11,035,029	11,143,777	10,989,562	10,911,240
Services	3,417,689	3,239,688	2,881,666	2,693,561	2,684,355
Wholesale and retail	8,443,580	8,492,234	8,330,553	8,475,143	8,345,481
Banks and other financial institutions(1)	3,421,419	3,511,055	3,622,021	3,985,106	4,329,964
Communication and information services	1,249,272	1,284,585	1,314,505	1,443,466	1,527,811
Other industries	8,410,092	10,390,191	12,191,566	13,496,763	12,674,004
Consumer	18,420,864	17,636,553	17,132,396	16,921,352	16,720,590

Total domestic	67,552,646	68,196,981	69,440,112	70,526,583	69,874,765

Foreign:
Governments and official institutions	516,637	554,933	673,548	811,475	1,052,051
Banks and other financial institutions(1)	4,466,126	5,871,731	7,258,978	9,792,255	11,973,021
Commercial and industrial	13,134,725	15,693,487	18,738,731	24,533,816	29,593,255
Other	1,934,712	2,072,194	2,601,338	4,872,372	6,065,782

Total foreign	20,052,200	24,192,345	29,272,595	40,009,918	48,684,109

Total	87,604,846	92,389,326	98,712,707	110,536,501	118,558,874
Unearned income, unamortized premiums—net and deferred loan fees—net	(102,871)	(91,083)	(122,478)	(260,090)	(293,672)

Total(2)	¥87,501,975	¥92,298,243	¥98,590,229	¥110,276,411	¥118,265,202

Notes:

(1)	Loans to so-called non-bank finance companies are generally included in “Banks and other financial institutions.” Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥65,162 million, ¥46,634 million, ¥35,261 million, ¥46,635 million and ¥88,927 million at March 31, 2011, 2012, 2013, 2014 and 2015, respectively, which are carried at the lower of cost or fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2015:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥6,657,909	¥3,873,099	¥1,172,420	¥11,703,428
Construction	609,814	297,576	70,502	977,892
Real estate	2,402,596	4,362,164	4,146,480	10,911,240
Services	1,232,741	1,019,367	432,247	2,684,355
Wholesale and retail	5,611,143	2,157,951	576,387	8,345,481
Banks and other financial institutions	2,412,496	1,606,622	310,846	4,329,964
Communication and information services	411,720	605,692	510,399	1,527,811
Other industries	9,032,619	2,193,748	1,447,637	12,674,004
Consumer	2,282,935	3,396,899	11,040,756	16,720,590

Total Domestic	30,653,973	19,513,118	19,707,674	69,874,765

Foreign	18,005,804	19,781,761	10,896,544	48,684,109

Total	¥48,659,777	¥39,294,879	¥30,604,218	¥118,558,874

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2015 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥12,319,605	¥3,669,590	¥15,989,195
Floating or adjustable rate	26,901,187	27,008,715	53,909,902

Total	¥39,220,792	¥30,678,305	¥69,899,097

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

Generally, accruing loans that are modified in a troubled debt restructuring (“TDR”) remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as a TDR, the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Once a nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2015, based on the domicile and type of industry of the borrowers:

	At March 31,
	2011	2012	2013	2014	2015
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥137,987	¥200,074	¥213,181	¥167,962	¥119,052
Construction	48,479	40,098	37,530	30,202	20,150
Real estate	152,317	127,824	205,959	154,766	85,625
Services	76,597	86,015	87,103	72,851	54,801
Wholesale and retail	172,712	237,977	250,241	212,356	158,454
Banks and other financial institutions	7,238	7,802	13,993	7,234	5,715
Communication and information services	33,198	33,418	32,125	24,956	23,204
Other industries	37,335	49,212	43,585	36,861	19,094
Consumer	321,823	288,402	269,641	227,476	199,665

Total domestic	987,686	1,070,822	1,153,358	934,664	685,760

Foreign:
Governments and official institutions	62,683	93	66	43	40
Banks and other financial institutions	21,452	20,188	21,814	24,091	7,372
Commercial and industrial	73,707	72,750	87,628	87,808	144,609
Other	23,651	25,982	32,247	68,840	75,916

Total foreign	181,493	119,013	141,755	180,782	227,937

Total	¥1,169,179	¥1,189,835	¥1,295,113	¥1,115,446	¥913,697

Restructured loans:
Domestic	¥800,620	¥830,853	¥847,728	¥718,027	¥735,348
Foreign	38,930	92,276	138,119	153,204	144,089

Total	¥839,550	¥923,129	¥985,847	¥871,231	¥879,437

Accruing loans contractually past due 90 days or more:
Domestic	¥55,549	¥65,446	¥41,216	¥47,759	¥48,050
Foreign(1)	199	131	328	961	360

Total	¥55,748	¥65,577	¥41,544	¥48,720	¥48,410

Total(2)	¥2,064,477	¥2,178,541	¥2,322,504	¥2,035,397	¥1,841,544

Notes:

(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥25,425 million, ¥12,827 million, ¥10,736 million, ¥13,068 million and ¥5,666 million of Federal Deposit Insurance Corporation (“FDIC”) covered loans held by MUAH which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2011, 2012, 2013, 2014 and 2015, respectively.
(2)	The sum of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more includes large groups of smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment, and accruing loans contractually past due 90 days or more. However, these loans are excluded from the impaired loan balances of ¥1,861,027 million and ¥1,686,806 million, at March 31, 2014 and 2015, respectively, disclosed in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2015 was approximately ¥61.3 billion, of which ¥31.3 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2015 was approximately ¥25.1 billion, of which ¥12.5 billion was included in the results of operations for the fiscal year.

Potential Problem Loans

We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual, restructured loans and accruing loans past due 90 days or more.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers domiciled in a foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2013, 2014 and 2015. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Guarantees of outstandings to borrowers domiciled in other countries are considered to be outstandings of the guarantor. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank’s home country are considered to be loans to, or deposits with, the foreign bank. Outstandings of a country do not include principal or interest amounts which are supported by written, legally enforceable guarantees by guarantors of other countries or the amounts of outstandings to the extent that they are secured by tangible, liquid collateral held and realizable by BTMU, MUTB and their subsidiaries outside the country in which they operate.

In addition to credit risk, cross-border outstandings are subject to country risk that as a result of political or economic conditions in a country, borrowers may be unable or unwilling to pay principal and interest according to contractual terms. Other risks related to cross-border outstandings include the possibility of insufficient foreign exchange and restrictions on its availability.

In order to manage country risk, we establish various risk management measures internally. Among other things, we regularly monitor economic conditions and other factors globally and assess country risk in each country where we have cross-border exposure. For the purposes of monitoring and controlling the amount of credit exposed to country risk, we set a country limit, the maximum amount of credit exposure for an individual country, in consideration of the level of country risk and our ability to bear such potential risk. We also determine our credit policy for each country in accordance with our country risk level and our business plan with regard to the country. The assessment of country risk, establishment of country limits, and determination of country credit policies are subject to review and approval by our senior management and are updated periodically.

Loan Concentrations

At March 31, 2015, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by industry of the borrower for each of the five fiscal years ended March 31, 2015:

	Fiscal years ended March 31,
	2011	2012	2013	2014	2015
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,315,615	¥1,240,456	¥1,285,507	¥1,335,987	¥1,094,420
Provision (credit) for credit losses	292,035	223,809	144,542	(106,371)	86,998
Charge-offs:
Domestic:
Manufacturing	32,162	35,577	21,510	52,579	28,413
Construction	7,414	11,034	7,378	2,985	2,066
Real estate	14,453	7,001	4,413	17,124	8,571
Services	22,112	10,526	5,404	13,555	9,447
Wholesale and retail	54,498	39,676	28,902	39,218	37,477
Banks and other financial institutions	608	377	160	243	745
Communication and information services	36,871	8,754	3,100	5,061	3,668
Other industries	62,711	1,778	2,984	3,312	3,158
Consumer	107,473	67,969	49,947	27,888	27,148

Total domestic	338,302	182,692	123,798	161,965	120,693
Total foreign	47,468	34,107	20,739	29,133	56,468

Total	385,770	216,799	144,537	191,098	177,161

Recoveries:
Domestic	34,653	37,002	23,310	27,105	22,083
Foreign	9,017	6,427	8,365	10,245	4,412

Total	43,670	43,429	31,675	37,350	26,495

Net charge-offs	342,100	173,370	112,862	153,748	150,666
Others(1)	(25,094)	(5,388)	18,800	18,552	24,727

Allowance for credit losses at end of fiscal year	¥1,240,456	¥1,285,507	¥1,335,987	¥1,094,420	¥1,055,479

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥327,568	¥185,871	¥170,812	¥207,111	¥184,460

Balance at end of fiscal year	¥185,871	¥170,812	¥207,111	¥184,460	¥267,293

Provision (credit) for credit losses	¥(86,674)	¥17,108	¥30,859	¥(21,727)	¥110,494

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.39%	0.20%	0.12%	0.15%	0.13%

Note:

(1)	Others principally include losses (gains) from foreign exchange translation.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2015:

	At March 31,
	2011		2012		2013		2014		2015
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥202,505	12.84%	¥252,397	12.40%	¥296,798	11.92%	¥239,461	10.44%	¥240,013	9.87%
Construction	41,012	1.46	29,663	1.25	32,396	1.07	25,447	0.89	17,318	0.82
Real estate	98,873	13.31	91,195	11.92	91,046	11.29	81,685	9.94	70,423	9.20
Services	92,336	3.90	92,921	3.51	82,220	2.92	69,511	2.44	51,760	2.26
Wholesale and retail	197,296	9.64	245,101	9.19	258,161	8.44	207,281	7.67	164,729	7.04
Banks and other financial institutions	26,505	3.91	23,928	3.83	28,895	3.67	21,110	3.61	30,597	3.65
Communication and information services	32,570	1.43	28,795	1.39	27,775	1.33	20,196	1.31	20,130	1.29
Other industries	58,539	9.60	70,112	11.25	68,530	12.35	59,770	12.20	64,443	10.69
Consumer	280,665	21.02	270,088	19.08	233,531	17.36	177,384	15.30	126,362	14.11
Foreign:
Governments and official institutions	28,406	0.59	26,800	0.60	30,377	0.68	28,599	0.73	25,136	0.89
Banks and other financial institutions	26,853	5.10	24,454	6.36	26,869	7.35	26,921	8.86	18,325	10.10
Commercial and industrial	114,352	14.99	107,899	16.98	137,780	18.98	119,204	22.20	176,823	24.96
Other	16,260	2.21	11,659	2.24	12,085	2.64	9,736	4.41	47,009	5.12
Unallocated	24,284	—	10,495	—	9,524	—	8,115	—	2,411	—

Total	¥1,240,456	100.00%	¥1,285,507	100.00%	¥1,335,987	100.00%	¥1,094,420	100.00%	¥1,055,479	100.00%

Allowance as a percentage of loans	1.42%		1.39%		1.36%		0.99%		0.89%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	60.09%		59.01%		57.52%		53.77%		57.31%

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

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013		2014		2015
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥14,184,561	—%	¥14,806,715	—%	¥15,678,066	—%
Interest-bearing demand deposits	51,319,383	0.02	54,341,944	0.02	58,571,378	0.03
Deposits at notice	1,224,245	0.02	1,165,323	0.03	1,169,001	0.03
Time deposits	41,664,771	0.14	41,571,358	0.12	40,773,580	0.08
Certificates of deposit	5,675,633	0.13	5,775,861	0.10	6,327,702	0.09
Foreign offices:
Non-interest-bearing demand deposits	2,794,262	—	3,832,932	—	4,704,588	—
Interest-bearing deposits, principally time deposits and certificates of deposit	23,436,714	0.57	30,453,791	0.53	37,361,232	0.66

Total	¥140,299,569		¥151,947,924		¥164,585,547

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥785,562 million, ¥558,229 million and ¥625,859 million, respectively.

At March 31, 2015, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately U.S.$83 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2015) or more and total foreign deposits issued in amounts of U.S.$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥7,463,584	¥4,535,243	¥11,998,827
Over three months through six months	4,933,752	581,937	5,515,689
Over six months through twelve months	4,396,936	486,939	4,883,875
Over twelve months	4,243,662	98,985	4,342,647

Total	¥21,037,934	¥5,703,104	¥26,741,038

Foreign offices			¥27,056,193

VI.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥24,232,422	¥28,448,106	¥33,314,214
Maximum balance outstanding at any month-end during the fiscal year	25,868,941	33,513,317	39,210,296
Balance at end of fiscal year	23,703,926	30,206,245	32,602,540
Weighted average interest rate during the fiscal year	0.26%	0.16%	0.15%
Weighted average interest rate on balance at end of fiscal year	0.18%	0.11%	0.10%
Due to trust account:
Average balance outstanding during the fiscal year	¥590,150	¥506,466	¥560,251
Maximum balance outstanding at any month-end during the fiscal year	661,633	750,210	1,610,992
Balance at end of fiscal year	633,029	750,210	1,610,992
Weighted average interest rate during the fiscal year	0.11%	0.10%	0.09%
Weighted average interest rate on balance at end of fiscal year	0.09%	0.08%	0.05%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥10,540,612	¥11,897,255	¥11,315,050
Maximum balance outstanding at any month-end during the fiscal year	11,608,598	12,264,988	11,669,175
Balance at end of fiscal year	11,608,598	11,106,071	11,545,807
Weighted average interest rate during the fiscal year	0.21%	0.19%	0.26%
Weighted average interest rate on balance at end of fiscal year	0.20%	0.25%	0.21%

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2015 (all expressed in Japanese Yen). These financial statements are the responsibility of the MUFG Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MUFG and subsidiaries as of March 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the MUFG Group’s internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 27, 2015 expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 27, 2015

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2014 AND 2015

(in millions)	2014	2015
ASSETS
Cash and due from banks (Note 8)	¥3,689,228	¥3,353,236
Interest-earning deposits in other banks (Notes 8 and 31)	20,500,676	37,364,698
Call loans and funds sold (Note 10)	919,132	660,416
Receivables under resale agreements (Notes 15 and 31)	7,300,037	7,273,008
Receivables under securities borrowing transactions (Note 15)	4,210,057	4,659,545
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥12,984,404 and ¥13,371,696 in 2014 and 2015) (including ¥18,251,847 and ¥19,911,092 measured at fair value under fair value option in 2014 and 2015) (Notes 8, 15, 23 and 31)	40,646,275	46,904,903
Investment securities (Notes 3, 8 and 31):
Available-for-sale securities—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥3,053,872 and ¥7,297,945 in 2014 and 2015)	51,885,652	47,490,404
Held-to-maturity securities—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥110,100 and ¥210,106 in 2014 and 2015) (fair value of ¥2,735,127 and ¥4,184,139 in 2014 and 2015)	2,706,982	4,130,451
Other investment securities	737,617	587,119

Total investment securities	55,330,251	52,207,974

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,608,498 and ¥1,418,642 in 2014 and 2015) (Notes 4 and 8)	110,276,411	118,265,202
Allowance for credit losses (Note 4)	(1,094,420)	(1,055,479)

Net loans	109,181,991	117,209,723

Premises and equipment—net (Note 5)	1,236,648	982,205
Accrued interest	277,222	323,496
Customers’ acceptance liability	126,838	205,384
Intangible assets—net (Notes 2 and 6)	1,133,354	1,160,164
Goodwill (Notes 2 and 6)	728,515	807,610
Deferred tax assets (Notes 7 and 14)	362,267	90,674
Other assets (including ¥2,000 and ¥1,007 measured at fair value under fair value option in 2014 and 2015) (Notes 8, 13, 14 and 31)	8,018,586	7,683,290

Total assets	¥253,661,077	¥280,886,326

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 25)
Cash and due from banks	¥3,167	¥1,240
Interest-earning deposits in other banks	33,158	51,136
Trading account assets	2,219,754	3,069,297
Investment securities	867,779	1,077,274
Loans	7,019,653	7,115,889
All other assets	236,131	326,307

Total assets of consolidated VIEs	¥10,379,642	¥11,641,143

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2014 AND 2015

(in millions, except shares)	2014	2015
LIABILITIES AND EQUITY
Deposits (Notes 8 and 9):
Domestic offices:
Non-interest-bearing	¥16,644,469	¥17,829,620
Interest-bearing	104,860,603	107,968,674
Overseas offices:
Non-interest-bearing	4,478,271	5,616,266
Interest-bearing	36,534,443	40,576,707

Total deposits	162,517,786	171,991,267

Call money and funds purchased (Notes 8 and 10)	3,417,455	3,668,986
Payables under repurchase agreements (Notes 8 and 15)	21,268,072	20,728,205
Payables under securities lending transactions (Notes 8 and 15)	5,520,718	8,205,349
Due to trust account (Note 11)	750,210	1,610,992
Other short-term borrowings (including ¥28,875 and ¥156,703 measured at fair value under fair value option in 2014 and 2015) (Notes 8, 12 and 31)	11,106,071	11,545,807
Trading account liabilities (Notes 15, 23 and 31)	11,981,978	17,029,385
Obligations to return securities received as collateral (Notes 15 and 31)	3,971,454	2,651,151
Bank acceptances outstanding	126,838	205,384
Accrued interest	143,362	132,330
Long-term debt (including ¥687,927 and ¥584,630 measured at fair value under fair value option in 2014 and 2015) (Notes 8, 12 and 31)	14,498,678	19,968,735
Other liabilities (Notes 1, 7, 8, 13, 14 and 26)	5,607,011	7,867,394

Total liabilities	240,909,633	265,604,985

Commitments and contingent liabilities (Notes 24 and 26)
Mitsubishi UFJ Financial Group shareholders’ equity (Note 21):
Capital stock (Notes 16 and 17)—common stock authorized, 33,000,000,000 shares; common stock issued, 14,164,026,420 shares and 14,168,853,820 shares in 2014 and 2015, with no stated value	2,089,245	2,090,270
Capital surplus (Note 17)	6,363,413	5,959,626
Retained earnings (Notes 18 and 35):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	2,157,639	3,424,864
Accumulated other comprehensive income, net of taxes (Note 19)	1,357,682	3,067,255
Treasury stock, at cost—3,389,416 common shares and 151,647,230 common shares in 2014 and 2015	(2,510)	(102,521)

Total Mitsubishi UFJ Financial Group shareholders’ equity	12,205,040	14,679,065
Noncontrolling interests (Note 20)	546,404	602,276

Total equity	12,751,444	15,281,341

Total liabilities and equity	¥253,661,077	¥280,886,326

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 25)
Other short-term borrowings	¥44,221	¥49,594
Long-term debt	966,838	793,333
All other liabilities	259,404	402,858

Total liabilities of consolidated VIEs	¥1,270,463	¥1,245,785

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(in millions)	2013	2014	2015
Interest income:
Loans, including fees (Note 4)	¥1,577,770	¥1,663,742	¥1,981,274
Deposits in other banks	27,304	47,056	64,270
Investment securities:
Interest	266,640	229,732	252,149
Dividends	104,187	112,605	131,593
Trading account assets	394,788	407,415	400,020
Call loans and funds sold	7,046	10,074	11,181
Receivables under resale agreements and securities borrowing transactions	49,786	51,659	54,158

Total	2,427,521	2,522,283	2,894,645

Interest expense:
Deposits	212,067	226,655	300,692
Call money and funds purchased	6,961	6,841	7,287
Payables under repurchase agreements and securities lending transactions	56,862	39,329	41,294
Due to trust account	665	519	504
Other short-term borrowings and trading account liabilities	52,342	57,501	60,452
Long-term debt	227,521	230,127	252,955

Total	556,418	560,972	663,184

Net interest income	1,871,103	1,961,311	2,231,461
Provision (credit) for credit losses (Note 4)	144,542	(106,371)	86,998

Net interest income after provision (credit) for credit losses	1,726,561	2,067,682	2,144,463

Non-interest income:
Fees and commissions income (Note 27)	1,160,874	1,294,116	1,400,980
Foreign exchange losses—net (Note 28)	(38,955)	(61,755)	(113,073)
Trading account profits (losses)—net (Notes 28 and 31)	570,276	(33,886)	1,148,661
Investment securities gains—net (Note 3)(1)	155,957	303,520	154,687
Equity in earnings of equity method investees—net (Notes 2 and 26)	60,210	110,520	172,946
Gains on sales of loans (Note 4)	14,773	17,680	15,027
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 13)	—	115,210	—
Other non-interest income (Note 20)	144,774	75,676	65,850

Total	2,067,909	1,821,081	2,845,078

Non-interest expense:
Salaries and employee benefits (Note 13)	932,399	1,029,580	1,097,452
Occupancy expenses—net (Notes 5 and 26)	151,138	158,393	168,780
Fees and commission expenses	209,782	222,038	248,136
Outsourcing expenses, including data processing	198,134	216,737	241,650
Depreciation of premises and equipment (Note 5)	94,035	103,714	108,659
Amortization of intangible assets (Note 6)	207,568	198,147	222,353
Impairment of intangible assets (Note 6)	3,378	312	677
Insurance premiums, including deposit insurance	98,711	101,135	115,451
Communications	47,095	50,868	54,712
Taxes and public charges	66,862	69,457	96,627
Other non-interest expenses (Notes 2, 4, 5, 6, 20 and 26)	369,497	317,939	372,388

Total	2,378,599	2,468,320	2,726,885

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(in millions, except per share amount)	2013	2014	2015
Income before income tax expense	1,415,871	1,420,443	2,262,656
Income tax expense (Note 7)	296,020	337,917	666,020

Net income before attribution of noncontrolling interests	1,119,851	1,082,526	1,596,636
Net income attributable to noncontrolling interests	50,727	67,133	65,509

Net income attributable to Mitsubishi UFJ Financial Group	¥1,069,124	¥1,015,393	¥1,531,127

Income allocated to preferred shareholders:
Cash dividends paid	¥17,940	¥17,940	¥8,970
Changes in a foreign affiliated company’s interests in its subsidiary	—	3,301	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥1,051,184	¥994,152	¥1,522,157

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 18 and 22):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥74.30	¥70.21	¥107.81
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	74.16	69.98	107.50
Cash dividend per common share	12.00	14.00	18.00
Weighted average common shares outstanding	14,148	14,159	14,118
Weighted average diluted common shares outstanding	14,169	14,180	14,138
(1) The following credit losses are included in Investment securities gains—net:

(in millions)	2013	2014	2015
Decline in fair value	¥7,457	¥2,321	¥3,429
Other comprehensive income—net	872	284	84

Total credit losses	¥8,329	¥2,605	¥3,513

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(in millions)	2013	2014	2015
Net income before attribution of noncontrolling interests	¥1,119,851	¥1,082,526	¥1,596,636
Other comprehensive income, net of tax (Note 19):
Net unrealized gains on investment securities(1)	628,470	141,519	999,817
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	3,423	(361)	899
Defined benefit plans	79,997	117,648	18,927
Foreign currency translation adjustments	467,259	508,130	688,518

Total	1,179,149	766,936	1,708,161

Comprehensive income	2,299,000	1,849,462	3,304,797
Net income attributable to noncontrolling interests	50,727	67,133	65,509
Other comprehensive income (loss) attributable to noncontrolling interests	8,402	(16,399)	(1,412)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥2,239,871	¥1,798,728	¥3,240,700

(1)	Includes unrealized gains of ¥555 million, ¥183 million and ¥56 million, net of tax, related to debt securities with credit component realized in earnings for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(in millions, except per share amount)	2013	2014	2015
Capital stock (Notes 16 and 17):
Balance at beginning of fiscal year	¥2,087,244	¥2,088,135	¥2,089,245
Issuance of new shares of common stock by way of exercise of stock acquisition rights	891	1,110	1,025

Balance at end of fiscal year	¥2,088,135	¥2,089,245	¥2,090,270

Capital surplus (Note 17):
Balance at beginning of fiscal year	¥6,378,619	¥6,348,133	¥6,363,413
Stock-based compensation (Note 32)	1,233	129	(46)
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	889	1,108	1,024
Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders	(30,655)	—	—
Changes in a foreign affiliated company’s interests in its subsidiary	(1,816)	—	—
Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (Note 2)	—	13,839	—
Integration of BTMU’s Bangkok Branch with Krungsri (Note 2)	—	—	(15,269)
Retirement of Class 5 and 11 Preferred stock (Note 16)	—	—	(390,001)
Other—net	(137)	204	505

Balance at end of fiscal year	¥6,348,133	¥6,363,413	¥5,959,626

Retained earnings appropriated for legal reserve (Note 18):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Note 18):
Balance at beginning of fiscal year	¥482,535	¥1,361,620	¥2,157,639
Net income attributable to Mitsubishi UFJ Financial Group	1,069,124	1,015,393	1,531,127
Cash dividends:
Common stock—¥12.00 per share in 2013, ¥14.00 per share in 2014 and ¥18.00 per share in 2015	(169,819)	(198,191)	(254,932)
Preferred stock (Class 5)—¥115.00 per share in 2013 and 2014 and ¥57.50 per share in 2015	(17,940)	(17,940)	(8,970)
Gains (losses) on sales of shares of treasury stock	(2,280)	58	—
Changes in a foreign affiliated company’s interests in its subsidiary	—	(3,301)	—

Balance at end of fiscal year (Note 35)	¥1,361,620	¥2,157,639	¥3,424,864

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(in millions)	2013	2014	2015
Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of fiscal year	¥(596,400)	¥574,347	¥1,357,682
Net change during the fiscal year	1,170,747	783,335	1,709,573

Balance at end of fiscal year	¥574,347	¥1,357,682	¥3,067,255

Treasury stock, at cost:
Balance at beginning of fiscal year	¥(8,411)	¥(3,011)	¥(2,510)
Purchases of shares of treasury stock (Notes 16 and 17)	(19)	(74)	(490,076)
Sales of shares of treasury stock	4,888	753	2
Retirement of Class 5 and 11 Preferred stock	—	—	390,001
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	531	(178)	62

Balance at end of fiscal year	¥(3,011)	¥(2,510)	¥(102,521)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥10,608,795	¥12,205,040	¥14,679,065

Noncontrolling interests:
Balance at beginning of fiscal year	¥275,289	¥333,185	¥546,404
Initial subscriptions of noncontrolling interests (Note 2)	30,009	237,307	30,374
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(3,262)	2,117	(7,790)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(8,090)	(48,524)	(15,661)
Decrease in noncontrolling interests related to disposition of subsidiaries	(2,327)	(139)	—
Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders	(8,345)	—	—
Integration of BTMU’s Bangkok Branch with Krungsri (Note 2)	—	—	15,269
Net income attributable to noncontrolling interests	50,727	67,133	65,509
Dividends paid to noncontrolling interests	(9,243)	(14,347)	(30,715)
Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (Note 2)	—	(13,839)	—
Other comprehensive income (loss), net of taxes	8,402	(16,399)	(1,412)
Other—net	25	(90)	298

Balance at end of fiscal year	¥333,185	¥546,404	¥602,276

Total equity	¥10,941,980	¥12,751,444	¥15,281,341

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(in millions)	2013	2014	2015
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥1,119,851	¥1,082,526	¥1,596,636
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by (used in) operating activities:
Depreciation and amortization	301,603	301,861	331,012
Impairment of intangible assets (Note 6)	3,378	312	677
Provision (credit) for credit losses (Note 4)	144,542	(106,371)	86,998
Employee benefit cost for severance indemnities and pension plans (Note 13)	64,970	79,036	19,881
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 13)	—	(115,210)	—
Investment securities gains—net	(155,957)	(303,520)	(154,687)
Amortization of premiums on investment securities	91,252	115,980	121,459
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 31)	(21,734)	(91,410)	(3,403)
Foreign exchange losses (gains)—net	(1,059,276)	(1,090,193)	966,676
Equity in earnings of equity method investees—net (Note 2)	(60,210)	(110,520)	(172,946)
Provision for deferred income tax expense (benefit)	133,054	(8,047)	252,512
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(3,269,053)	2,894,475	(1,383,251)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	796,656	(2,622,957)	985,687
Increase (decrease) in unearned income, unamortized premiums and deferred loan fees	(13)	5,214	(1,243)
Increase in accrued interest receivable and other receivables	(82,575)	(95,966)	(3,901)
Increase (decrease) in accrued interest payable and other payables	4,162	100,760	(49,882)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	(125,309)	158,268	(85,406)
Decrease in allowance for repayment of excess interest	(21,777)	(23,503)	(17,760)
Net decrease (increase) in collateral for derivative transactions	(179,028)	528,901	(213,599)
Partial withdrawal of assets from employee retirement benefit trusts (Note 13)	44,851	—	—
Other—net	105,703	209,812	109,130

Net cash provided by (used in) operating activities	(2,164,910)	909,448	2,384,590

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities (including proceeds from securities under fair value option) (Note 3)	149,910,832	105,488,089	108,558,436
Proceeds from maturities of Available-for-sale securities (including proceeds from securities under fair value option) (Note 3)	15,343,140	33,894,330	35,252,780
Purchases of Available-for-sale securities (including purchases of securities under fair value option) (Note 3)	(163,273,113)	(132,922,207)	(136,034,106)
Proceeds from maturities of Held-to-maturity securities	811,024	626,109	743,850
Purchases of Held-to-maturity securities	(442,016)	(473,345)	(1,808,379)
Proceeds from sales of Other investment securities	31,094	228,983	184,714
Purchases of Other investment securities	(8,034)	(18,767)	(9,851)
MUB’s acquisition of PB Capital Corporation’s institutional commercial real estate lending division (Note 2)	—	(358,040)	—
Purchase of common stock investment in VietinBank, an affiliated company of BTMU (Note 2)	—	(75,136)	—
Acquisition of Mitsubishi UFJ Fund Services Holdings Limited (formerly Butterfield Fulcrum Group), a subsidiary of MUTB (Note 2)	—	(30,191)	—
Acquisition of Krungsri, a subsidiary of BTMU, net of cash acquired (Note 2)	—	(398,841)	—
Net increase in loans	(2,543,816)	(4,426,839)	(2,460,836)
Net increase in interest-earning deposits in other banks	(1,706,642)	(11,738,061)	(15,763,663)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	106,337	(2,062,236)	643,792
Proceeds from sales of premises and equipment	36,015	30,420	10,138
Capital expenditures for premises and equipment	(139,756)	(158,492)	(162,785)
Purchases of intangible assets	(161,090)	(211,942)	(210,851)
Proceeds from sales and dispositions of investments in equity method investees	78,983	34,424	46,872
Proceeds from sales of consolidated VIEs and subsidiaries—net	20,951	164,674	102,593
Proceeds from a repayment of deposits with Government-led Loan Restructuring Program (Note 4)	204,956	—	—
Other—net	(69,120)	5,241	(68,383)

Net cash used in investing activities	(1,800,255)	(12,401,827)	(10,975,679)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(in millions)	2013	2014	2015
Cash flows from financing activities:
Net increase in deposits	4,491,412	7,056,761	3,951,886
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	448,370	4,074,607	(366,760)
Net increase in due to trust account	5,698	117,181	860,782
Net increase (decrease) in other short-term borrowings	429,163	(1,031,642)	(231,787)
Proceeds from issuance of long-term debt	2,187,511	4,036,415	7,805,572
Repayment of long-term debt	(3,025,310)	(2,540,895)	(3,072,630)
Proceeds from sales of treasury stock	22	845	2
Payments for acquisition of treasury stock (Note 17)	(19)	(74)	(100,076)
Payments for acquisition of preferred stock (Note 16)	—	—	(390,000)
Payments for acquisition of shares of certain subsidiaries from noncontrolling interest shareholders	(39,000)	—	(29,464)
Dividends paid	(187,720)	(216,054)	(263,920)
Dividends paid to noncontrolling interests	(9,243)	(14,347)	(30,715)
Other—net	(9,351)	(7,702)	50,358

Net cash provided by financing activities	4,291,533	11,475,095	8,183,248

Effect of exchange rate changes on cash and cash equivalents	62,476	87,259	71,849

Net increase (decrease) in cash and cash equivalents	388,844	69,975	(335,992)

Cash and cash equivalents at beginning of fiscal year	3,230,409	3,619,253	3,689,228

Cash and cash equivalents at end of fiscal year	¥3,619,253	¥3,689,228	¥3,353,236

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥605,608	¥601,626	¥729,403
Income taxes, net of refunds	288,275	187,696	498,914
Non-cash investing and financing activities:
Assets acquired under capital lease arrangements	7,584	4,211	3,087
MUB’s acquisitions (Note 2):
Fair value of assets acquired	626,921	416,059	—
Fair value of liabilities assumed	502,437	58,019	—
Acquisition of Krungsri, a subsidiary of BTMU (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	3,997,518	—
Fair value of liabilities assumed	—	3,396,454	—
Fair value of noncontrolling interests	—	202,223	—
Transfer to Held-to-maturity securities from Available-for-sale securities (Note 3)	12,356	411,535	—

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Effective July 1, 2014, BTMU’s operations in the Americas region were integrated with UnionBanCal Corporation (“UNBC”), an indirect wholly-owned subsidiary in the United States, and UNBC was renamed MUFG Americas Holdings Corporation (“MUAH”). Also effective July 1, 2014, the principal subsidiary of UNBC, Union Bank, N.A. (“Union Bank”) was renamed MUFG Union Bank, N.A. (“MUB”). Throughout these consolidated financial statements, the new corporate names, MUAH and MUB are used in place of UNBC and Union Bank, respectively.

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

Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2013, 2014 and 2015, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in an increase of ¥1.48 billion, an increase of ¥6.79 billion, and an increase of ¥6.15 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2013, 2014 and 2015 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2013, 2014 and 2015.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The accompanying consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”). In situations in which the MUFG Group has a controlling financial interest in other entities, including certain VIEs, such entities are consolidated and noncontrolling interests, if any, are recorded in Total equity. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interest in the earnings of these equity investees and other-than-temporary impairment are reported in Equity in earnings of equity method investees-net. The MUFG Group recognizes an impairment loss on investments in equity method investees that is other-than-temporary. The MUFG Group determines whether loss on investments is other-than-temporary, through consideration of various factors, such as the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investees, and the intent and ability to retain its investment in the investees for a period of time sufficient to allow for any anticipated recovery in the fair value. The MUFG Group also evaluates additional factors, such as the condition and trend of the economic cycle, and trends in the general market.

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

Foreign currency translation gains and losses related to the financial statements of overseas entities of the MUFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adjustments, a component of Accumulated other comprehensive income (“Accumulated OCI”). Tax effects of gains and losses on foreign currency translation of the financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future.

Foreign currency-denominated assets and liabilities are translated into the functional currencies of the individual entities included in consolidation at the respective fiscal year-end foreign exchange rates. Foreign currency-denominated income and expenses are translated using average rates of exchange for the respective fiscal years. Gains and losses from such translation are included in Foreign exchange losses—net, as appropriate.

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2013, 2014 and 2015, there were no such transactions accounted for as sales or purchases.

Collateral—For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the MUFG Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most secured lending transactions, the MUFG Group maintains strict levels of collateralization governed by a daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the MUFG Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the MUFG Group separately discloses those financial assets pledged as collateral in the accompanying consolidated balance sheets.

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

Investment Securities—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as Held-to-maturity securities and are carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Available-for-sale securities, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within Accumulated OCI, net of taxes, which is a component of equity. Other investment securities include nonmarketable equity securities carried at their acquisition cost and investment securities held by subsidiaries that are investment companies or brokers and dealers. Such securities held by those subsidiaries are subject to the specialized industry accounting principles for investment companies and brokers and dealers applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For marketable equity securities, an other-than-temporary impairment is recognized in earnings when a decline in fair value below the cost is deemed other than temporary. For debt securities, an other-than-temporary impairment is recognized in earnings for a security if the MUFG Group has intent to sell such a debt security or if it is more likely than not the MUFG Group will be required to sell such a debt security before recovery of its amortized cost basis. If not, the credit component of an other-than-temporary impairment is recognized in earnings, but the noncredit component is recognized in Accumulated OCI. In determining other-than-temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholder right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities, as appropriate. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a gross basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange losses—net with respect to foreign exchange contracts and in Trading account profits (losses)—net with respect to interest rate contracts and other types of contracts.

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

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a TDR, the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, the MUFG Group may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Once a nonaccrual loan is deemed to be a TDR, the MUFG Group will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

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

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year ended March 31, 2015, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The methodologies used to estimate the allowance and the charge-off policy for each portfolio segment are as follows:

Commercial segment

In the Commercial segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for loans individually evaluated for impairment, the formula allowance, the allocated allowance for country risk exposure, and the allocated allowance for large groups of smaller-balance homogeneous loans.

The allocated allowance for loans individually evaluated for impairment represents the impairment allowance determined in accordance with the guidance on accounting by creditors for the impairment of a loan. The factors considered by management in determining impairment are the internal credit rating assigned to each borrower which represents the borrower’s creditworthiness determined based on payment status, the number of delinquencies, and the probability of collecting principal and interest payments when due. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The formula allowance is applied to loans that are categorized as Normal or Close Watch, excluding loans identified as a TDR, based on the internal credit rating and historical loss factors which are based on the loss experience. See Note 4 for the information on loans to borrowers categorized based on the internal borrower rating. Estimated losses inherent in the loans at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each internal credit rating, taking into account the historical number of defaults of borrowers within each internal credit rating divided by the total number of borrowers. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed to determine the appropriate level of the allowance. Because the evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of the formula allowance needs to be changed in subsequent years.

The allocated allowance for country risk exposure is a country-specific allowance for Normal and Close Watch loans, excluding loans identified as a TDR. The allowance is established to supplement the formula allowance for these loans, based on an estimate of probable losses relating to the exposure to countries that are identified by management to have a high degree of transfer risk. The measurement is based on a function of default probability and the recovery ratio with reference to external credit ratings. For the allowance for cross-border loans individually evaluated for impairment, the MUFG Group incorporates transfer risk in its determination of the related allowance.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In relation to loans categorized as Legally/Virtually Bankrupt, the carrying amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible, and is charged off.

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

In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the carrying amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible and charged off.

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

MUAH segment

In the MUAH segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for loans individually evaluated for impairment, the formula allowance, the allocated allowance for large groups of smaller-balance homogeneous loans, and the unallocated allowance.

The allocated allowance for loans individually evaluated for impairment is established for loans when management determines that the MUFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, including interest payments. Impaired loans are carried at the lower of the recorded investment in the loan, the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent.

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

The allocated allowance for large groups of smaller-balance homogeneous loans is established for consumer loans as well as for smaller balance commercial loans. These loans are managed on a pool basis, and loss factors are based on expected net charge-off ranges.

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management’s evaluation of various conditions that are not directly measured in the determination of the allocated allowance. The conditions used for consideration of the unallocated allowance at each balance sheet date include factors, such as existing general economic and business conditions affecting the key lending areas and products of the MUFG Group, credit quality trends and risk identification, collateral values, loan volumes, underwriting standards and concentrations, specific industry conditions, recent loss experience and the duration of the current business cycle. The MUFG Group reviews these conditions and has an internal discussion with senior credit officers on a quarterly basis.

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

Krungsri segment

In the Krungsri segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for loans individually evaluated for impairment, the formula allowance, and the allocated allowance for large groups of smaller-balance homogeneous loans.

The allocated allowance for loans individually evaluated for impairment is established for loans when management determines that the MUFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, including interest payments. Impaired loans are carried at the lower of the recorded investment in the loan, the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent.

The formula allowance is calculated by applying historical loss factors to outstanding loans. Historical loss factors are based on the historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the balance sheet date.

The allocated allowance for large groups of smaller-balance homogeneous loans is established for smaller balance loans such as housing loans, credit card loans, and personal loans. These loans are managed on a pool basis, and loss factors are based on expected net charge-off ranges.

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

Loans to customers are charged off when they are determined to be uncollectible considering the financial condition of a borrower.

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

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	10 to 19	Declining-balance
Customer relationships	7 to 27	Straight-line, Declining-balance
Trade names	9 to 40	Straight-line

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

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Under the guidance related to employers’ accounting for defined benefit pension and other postretirement plans, the MUFG Group recognizes a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans in the accompanying consolidated balance sheets and mainly recognizes changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in Accumulated OCI. The costs of the plans, based on actuarial computations of current and future employee benefits, are charged to Salaries and employee benefits. The MUFG Group measures plan assets and benefit obligations as of the date of the consolidated balance sheets.

Long-Term Debt—Premiums, discounts and issuance costs of long-term debt are amortized based on the method that approximates the interest method over the term of the long-term debt.

Obligations under Guarantees—The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and liquidity facilities. The MUFG Group recognizes guarantee fee income over the guarantee period based on the contractual terms of the guarantee contracts. It is the MUFG Group’s business practice to receive a guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income over the guarantee period.

Allowance for Repayment of Excess Interest—The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management’s future forecasts. The allowance is recorded as a liability in Other liabilities.

Fees and Commissions—Revenue recognition of major components of fees and commissions is as follows:

•	Fees and commissions on deposits, fees and commissions on remittances and transfers, fees and commissions on foreign trading business, fees and commissions on security-related services, fees and commissions on administration and management service for investment funds, insurance commissions, fees and commissions on real estate business and fees and commissions from other services are generally recognized as revenue when the related services are performed or recognized over the period that the service is provided.

•	Fees from trade-related financing services are recognized over the period of the financing.

•	Trust fees are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to the trust accounts with guarantee of trust principal, trust fees are determined based on the profits earned by individual trust accounts during the trust accounting period, less deductions, including provision for reserve, impairment for individual investments and dividends paid to beneficiary certificate holders. The trust fees for these trust accounts are accrued based on the amounts expected to be earned during the accounting period of each trust account.

•	Annual fees and royalty and other service charges related to credit card business are recorded on a straight-line basis as services are provided.

•	Interchange income from the credit card business is recognized as billed.

•	Guarantee fees are generally recognized over the contractual periods of the respective guarantees. Amounts initially recorded as a liability corresponding to the obligations at fair value are generally recognized as revenue over the terms of the guarantees as the MUFG Group is deemed to be released from the risk under guarantees.

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

The MUFG Group records net deferred tax assets to the extent these assets will more likely than not be realized. In making such determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the MUFG Group were to determine that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, the MUFG Group would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax position will be sustained on the basis of its technical merits, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the MUFG Group recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The MUFG Group recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Accrued interest and penalties are included within Other liabilities.

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

Comprehensive Income—Comprehensive income includes net income before attribution to noncontrolling interests and other comprehensive income (“OCI”). All changes in unrealized gains and losses on investment securities, unrealized gains and losses on derivatives qualifying for cash flow hedges, defined benefit plans and foreign currency translation adjustments constitute OCI and are presented, with related income tax effects, in the accompanying consolidated statements of comprehensive income.

Stock-Based Compensation—MUFG and certain of its subsidiaries have stock-based compensation plans. Stock-based compensation expenses are recognized based on the grant date fair value of stock-based compensation over the period during which an employee is required to provide service in accordance with the terms of the plans. See Note 32 for further discussion of stock-based compensation plans.

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal year ended March 31, 2013 and 2014 to conform to the presentation for the fiscal year ended March 31, 2015. These reclassifications and format changes include the combined presentation of “Preferred stock” and “Common stock” into “Capital stock.” These reclassifications and format changes did not result in a change to the previously reported financial positions and results of operations.

Accounting Changes

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date—In February 2013, the Financial Accounting Standards Board (“FASB”) issued new guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The MUFG Group adopted this guidance on April 1, 2014, and there was no material impact on its financial position and results of operations.

Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity—In March 2013, the FASB issued new guidance which requires the release of an entity’s cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The MUFG Group adopted this guidance on April 1, 2014, and there was no material impact on its financial position and results of operations.

Amendments to the Scope, Measurement, and Disclosure Requirements for Investment Companies—In June 2013, the FASB issued guidance that changed the approach for determining whether an entity is an investment company under U.S. GAAP, and set forth certain measurement and disclosure requirements. This guidance changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. In addition, this guidance requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. Also, this guidance requires additional disclosures about an entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption of this guidance is prohibited. The MUFG Group adopted this guidance on April 1, 2014, and there was no material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Accounting for Investments in Qualified Affordable Housing Projects—In January 2014, the FASB issued guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The guidance permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost-method investment. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014 and should be applied retrospectively to all periods presented. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure—In January 2014, the FASB issued guidance that clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosures of both the amount of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption of this guidance is permitted. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity—In April 2014, the FASB issued new guidance that changes the requirements for reporting discontinued operations. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component of an entity or group of components of an entity meets certain criteria to be classified as held for sale or is disposed of. This guidance requires an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position and additional disclosures about discontinued operations. Also, this guidance requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. This guidance is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years and all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations. In cases there will be discontinued operations, the MUFG Group will provide related disclosures as required in this guidance.

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfers of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations. In July, 2015, the FASB voted to approve a one-year deferral of the effective date of the new guidance on revenue from contracts with customers. Early adoption is permitted, but not before the original effective date.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures—In June 2014, the FASB issued new guidance which changes the accounting for both repurchase-to-maturity transactions and repurchase financing arrangements. The guidance also requires an entity to disclose information about certain transactions accounted for as a sale in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets through an agreement with the same counterparty, and information about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. This guidance is effective for interim and annual periods beginning after December 15, 2014, except for the disclosure requirement about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings, that is effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity—In August 2014, the FASB issued new guidance that clarifies the measurement of the financial assets and financial liabilities of a consolidated collateralized financing entity. A reporting entity that consolidates a collateralized financing entity within the scope of this guidance may elect to measure the financial assets and the financial liabilities of that collateralized financing entity using either the measurement alternative included in this guidance or existing guidance on fair value measurement. When a reporting entity elects the measurement alternative included in this guidance for a collateralized financing entity, the reporting entity should measure both the financial assets and the financial liabilities of that collateralized financing entity in its consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption of this guidance is permitted as of the beginning of an annual period. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure—In August 2014, the FASB issued new guidance which requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (1) The loan has a government guarantee that is not separable from the loan before foreclosure, (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity—In November 2014, the FASB issued new guidance which clarifies that an entity should consider all relevant terms and features including the embedded derivative feature being evaluated for bifurcation when evaluating the nature of a host contract in a hybrid financial instrument that is issued in the form of a share, and no single term or feature would necessarily determine the economic characteristics and risks of the host contract. The guidance also clarifies that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Amendments to the Consolidation Analysis—In February 2015, the FASB issued new guidance which amends the consolidation analysis under the current consolidation guidance. The amendments change the VIE analysis for limited partnerships and similar legal entities, the criteria for evaluating whether fees paid to a decision maker or a service provider are a variable interest, the effect of fee arrangements and related parties on the primary beneficiary determination, and the consolidation evaluation for certain investment funds. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early application is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Simplifying the Presentation of Debt Issuance Costs—In April 2015, the FASB issued new guidance which simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of this guidance is permitted for financial statements that have not been previously issued. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement—In April 2015, the FASB issued new guidance which simplifies the accounting for cloud computing arrangements by requiring that if a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance does not change customer’s accounting for service contracts. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption of this guidance is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—In May 2015, the FASB issued new guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Instead, a reporting entity is required to provide the amount measured using that practical expedient to permit reconciliation of the fair value of investments included in the fair value hierarchy to the line items presented in the balance sheet. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. This new guidance will only affect the MUFG Group’s disclosures about the fair value hierarchy, and will not affect the MUFG Group’s financial position and results of operations.

2.	BUSINESS DEVELOPMENTS

MUAH

On June 24, 2013, MUB acquired PB Capital Corporation’s institutional commercial real estate (“CRE”) lending division for ¥358,040 million in cash. The purpose of this transaction was to expand MUAH’s CRE presence in the U.S., and provide both geographic and asset class diversification. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date, and measurement period adjustments were applied to the acquisition date fair values, which resulted in recording goodwill of ¥23,115 million as of March 31, 2014. During the fiscal year ended March 31, 2015, no measurement period adjustments were applied to the acquisition date fair values, resulting in no change in goodwill.

Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.

On March 20, 2014, MUMSS acquired 75% ownership of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., of which 51% and 24% of ownership was acquired from MUSHD and BTMU, respectively, resulting in BTMU holding the remaining 25% ownership. 40% of the difference between the cash paid by MUMSS and the cost basis of assets and liabilities was ¥13,839 million, which was allocated as a reduction in Noncontrolling interests with a corresponding increase in Capital surplus. The purpose of the reorganization is to leverage MUFG’s broad customer base, utilize Morgan Stanley’s global and high quality insight, and further its

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collaborations with other group companies by strengthening its coordination with MUMSS. In connection with the reorganization, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. entered into a new service agreement with Morgan Stanley, and changed its name to Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.

MUTB’s Acquisition of Butterfield Fulcrum Group

On September 20, 2013, MUTB acquired 100% ownership of FGL Lux Holdings, S.a r.l., a holding company of Butterfield Fulcrum Group, a global alternative fund administrator, headquartered in Bermuda for ¥30,191 million in cash. MUTB has focused on strengthening its global trust banking business based on its medium-term management plan, and conducted several strategic investments in overseas asset managers. The purpose of this transaction, through the investment in a fund administration company, was to expand MUTB’s overseas asset administration capabilities. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date, and measurement period adjustments were applied to the acquisition date fair values, which resulted in recording goodwill of ¥14,443 million and intangible assets of ¥21,646 million as of March 31, 2014. During the fiscal year ended March 31, 2015, no measurement period adjustments were applied to the acquisition date fair values. Upon conclusion of the acquisition, Butterfield Fulcrum Group was renamed Mitsubishi UFJ Fund Services Holdings Limited.

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

BTMU’s Acquisition of Bank of Ayudhya Public Company Limited

On December 18, 2013, BTMU completed a Voluntary Tender Offer (“VTO”) for Krungsri shares at Thai baht 39 per share. Upon the completion of the VTO, BTMU purchased 72.01% of Krungsri’s total outstanding shares for ¥545,840 million in cash. As a result of the acquisition of a majority stake in Krungsri by BTMU, Krungsri became a subsidiary of BTMU. The MUFG Group recorded goodwill of ¥217,386 million and intangible assets of ¥214,607 million at the acquisition date. The MUFG Group also recorded noncontrolling interests of ¥202,223 million at fair value determined by the quoted market price as of the acquisition date.

Krungsri is a commercial bank with deep market knowledge in Thailand offering diversified financial services to a wide ranging client base. Hence, the investment in Krungsri is part of BTMU’s strategy to establish a full-fledged commercial banking platform in Asia. The purpose of the acquisition is to strengthen the business foundation in Asia, providing comprehensive financial services to various local and multinational corporate customers.

On January 5, 2015, BTMU integrated the former BTMU Bangkok Branch with Krungsri through the contribution in kind of the former BTMU Bangkok Branch business to Krungsri, which was treated as a common control transaction. In exchange for the contribution in kind, Krungsri issued 1,281,618,026 common shares at Thai baht 40.49 per share to BTMU. After the integration, BTMU holds 5,655,332,146 common shares in Krungsri, and the percentage of Krungsri’s shares held by BTMU is 76.88%.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The change in noncontrolling ownership interests of Krungsri including the contribution in kind of the former BTMU Bangkok Branch was ¥15,269 million, resulting in a corresponding increase in Noncontrolling interests and a decrease in Capital surplus.

3.	INVESTMENT SECURITIES

The table below presents the amortized cost, gross unrealized gains and losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2014 and 2015:

At March 31, 2014:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥41,388,592	¥201,539		¥1,122		¥41,589,009
Japanese prefectural and municipal bonds	195,176	7,979		24		203,131
Foreign governments and official institutions bonds	1,272,181	13,460		14,220		1,271,421
Corporate bonds	1,523,026	38,920		817		1,561,129
Residential mortgage-backed securities	1,011,644	665		31,714		980,595
Commercial mortgage-backed securities	208,690	826		9,370		200,146
Asset-backed securities	1,060,844	2,747		5,547		1,058,044
Other debt securities(1)	184,495	3,650		3,199		184,946
Marketable equity securities	2,456,992	2,384,949		4,710		4,837,231

Total	¥49,301,640	¥2,654,735		¥70,723		¥51,885,652

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥214,968	¥870		¥—		¥215,838
Foreign governments and official institutions bonds	22,091	1,099		—		23,190
Corporate bonds	5,548	7		—		5,555
Residential mortgage-backed securities	526,431	883	(2)	7,304	(3)	520,010
Commercial mortgage-backed securities	159,532	343		1,282	(3)	158,593
Asset-backed securities	1,778,412	35,908		2,379		1,811,941

Total	¥2,706,982	¥39,110		¥10,965		¥2,735,127

Notes:

(1)	Other debt securities in the table above include ¥182,613 million of private placement debt conduit bonds.
(2)	The MUFG Group reclassified residential mortgage-backed securities, which totaled ¥12,356 million at fair value, from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥355 million at March 31, 2014 and not included in the table above.
(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities, which were carried at fair value of ¥273,195 million and ¥138,340 million, respectively, from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥7,702 million and ¥9,663 million, respectively, at March 31, 2014 and not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2015:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥35,079,893	¥327,023		¥1,284		¥35,405,632
Japanese prefectural and municipal bonds	186,872	7,610		67		194,415
Foreign governments and official institutions bonds	1,661,286	23,590		2,372		1,682,504
Corporate bonds	1,226,314	30,438		1,128		1,255,624
Residential mortgage-backed securities	942,256	640		11,168		931,728
Commercial mortgage-backed securities	207,534	1,848		1,800		207,582
Asset-backed securities	1,255,920	559		10,439		1,246,040
Other debt securities(1)	179,915	5,537		3,149		182,303
Marketable equity securities	2,568,291	3,823,020		6,735		6,384,576

Total	¥43,308,281	¥4,220,265		¥38,142		¥47,490,404

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,126,212	¥16,091		¥1,535		¥1,140,768
Foreign governments and official institutions bonds	77,487	1,556		—		79,043
Corporate bonds	300	—		—		300
Residential mortgage-backed securities	716,296	9,206	(2)	649	(3)	724,853
Commercial mortgage-backed securities	209,517	6,438		778	(3)	215,177
Asset-backed securities	2,000,639	25,746		2,387		2,023,998

Total	¥4,130,451	¥59,037		¥5,349		¥4,184,139

Notes:

(1)	Other debt securities in the table above include ¥182,303 million of private placement debt conduit bonds.
(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥320 million at March 31, 2015 and not included in the table above.
(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥7,545 million and ¥9,909 million, respectively, at March 31, 2015 and are not included in the table above.

Other Securities

Investment securities other than Available-for-sale securities or Held-to-maturity securities (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥711,416 million and ¥564,582 million at March 31, 2014 and 2015, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value of ¥26,201 million and ¥22,537 million at March 31, 2014 and 2015, respectively. See Note 31 for the valuation techniques and inputs used to estimate the fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to cost-method investments of ¥159,556 million and ¥152,350 million at March 31, 2014 and 2015, respectively, the MUFG Group has estimated a fair value using commonly accepted valuation techniques to determine whether the investment is impaired in each reporting period. See Note 31 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥551,860 million and ¥412,232 million at March 31, 2014 and 2015, respectively, the MUFG Group performed a test to determine whether any impairment indicator existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share in an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of these cost-method investments, which had aggregated costs of ¥548,679 million and ¥409,892 million at March 31, 2014 and 2015, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized other-than-temporary impairment losses on the cost-method investments of ¥2,364 million, ¥3,628 million and ¥ 1,821 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2015 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥25,187	¥25,241	¥14,173,612
Due from one year to five years	137,780	140,262	16,399,270
Due from five years to ten years	2,468,083	2,507,463	5,759,048
Due after ten years	1,499,401	1,511,173	4,773,898

Total	¥4,130,451	¥4,184,139	¥41,105,828

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized Gains and Losses and Transfers of Investment Securities

For the fiscal years ended March 31, 2013, 2014 and 2015, gross realized gains on sales of Available-for-sale securities were ¥282,609 million, ¥261,384 million and ¥195,272 million, respectively, and gross realized losses on sales of Available-for-sale securities were ¥31,906 million, ¥54,921 million and ¥ 53,628 million, respectively.

For the fiscal year ended March 31, 2013, the MUFG Group determined that it no longer had the intent to hold certain securities, which had a carrying value of ¥47,566 million, to maturity in response to a significant deterioration in the issuers’ creditworthiness. As a result, the MUFG Group transferred these securities from Held-to-maturity securities to Available-for-sale securities. These securities were sold and the MUFG Group recorded a loss of ¥1,518 million for the fiscal year ended March 31, 2013.

On September 30, 2012, MUAH transferred certain collateralized loan obligations (“CLOs”) with a carrying amount of ¥88,799 million from Held-to-maturity securities to Available-for-sale securities, due to a significant increase in the risk weighting of debt securities used for regulatory capital purposes under rules proposed by the U.S. federal banking agencies in June 2012. The Notices of Proposed Rulemaking (“NPRs”) would revise regulatory capital rules for U.S. Banking organizations and align them with the Basel III capital framework issued by the Basel Committee on Banking Supervision. Although the NPRs had not been formally adopted, MUAH was required to include in its 2013 annual capital plan certain capital projections pursuant to the NPRs that adversely affected the risk weighting of the transferred CLOs. These regulatory capital changes were not foreseeable when MUAH initially transferred the CLOs from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2010. Accordingly, MUAH no longer intended to hold these securities to maturity. The carrying amount of the CLOs immediately prior to the transfer on September 30, 2012, totaled ¥88,799 million, which included ¥24,026 million of unrealized losses in unamortized OCI. Following the transfer, the securities were recorded at fair value, with an unrealized loss of ¥4,949 million recorded in OCI.

The MUFG Group transferred Available-for-sale securities of ¥12,356 million to Held-to-maturity securities during the fiscal year ended March 31, 2013. The MUFG Group has asserted the positive intent and ability to hold these securities to maturity.

For the fiscal year ended March 31, 2014, MUAH transferred certain residential mortgage-backed securities and commercial mortgage-backed securities of ¥411,535 million from Available-for-sale securities to Held-to-maturity securities to reduce the impact of price volatility on Accumulated OCI and in consideration of changes to regulatory capital requirements under U.S. Basel III rules.

Other-than-temporary Impairments of Investment Securities

For the fiscal years ended March 31, 2013, 2014 and 2015, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥124,172 million, ¥6,534 million and ¥ 5,919 million, respectively, which were included in Investment securities gains—net in the accompanying consolidated statements of income. The losses of ¥124,172 million for the fiscal year ended March 31, 2013 included losses of ¥8,329 million from Available-for-sale debt securities mainly classified as corporate bonds and ¥113,479 million from marketable equity securities. The losses of ¥6,534 million for the fiscal year ended March 31, 2014 included losses of ¥2,605 million from Available-for-sale debt securities mainly classified as corporate bonds, and ¥3,628 million from nonmarketable equity securities. The losses of ¥5,919 million for the fiscal year ended March 31, 2015 included losses of ¥ 3,513 million from Available-for-sale debt securities mainly classified as corporate bonds, and ¥ 1,821 million from nonmarketable equity securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross Unrealized Losses and Fair Value

The following tables show the gross unrealized losses and fair values of Available-for-sale securities and Held-to-maturity securities at March 31, 2014 and 2015 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2014:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥10,469,832	¥1,122	¥—	¥—	¥10,469,832	¥1,122	49
Japanese prefectural and municipal bonds	12,555	24	—	—	12,555	24	6
Foreign governments and official institutions bonds	527,706	9,084	110,015	5,136	637,721	14,220	150
Corporate bonds	136,296	709	29,242	108	165,538	817	815
Residential mortgage-backed securities	904,239	31,094	28,406	620	932,645	31,714	431
Commercial mortgage-backed securities	135,014	8,427	8,235	943	143,249	9,370	155
Asset-backed securities	213,683	5,518	1,078	29	214,761	5,547	103
Other debt securities	46,835	1,203	68,630	1,996	115,465	3,199	51
Marketable equity securities	175,884	4,692	1	18	175,885	4,710	42

Total	¥12,622,044	¥61,873	¥245,607	¥8,850	¥12,867,651	¥70,723	1,802

Held-to-maturity securities:
Debt securities:
Residential mortgage-backed securities	¥408,244	¥7,187	¥5,681	¥117	¥413,925	¥7,304	198
Commercial mortgage-backed securities	107,048	1,033	51,545	249	158,593	1,282	28
Asset-backed securities	500,695	2,379	—	—	500,695	2,379	22

Total	¥1,015,987	¥10,599	¥57,226	¥366	¥1,073,213	¥10,965	248

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2015:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,858,282	¥1,284	¥—	¥—	¥6,858,282	¥1,284	35
Japanese prefectural and municipal bonds	12,943	67	—	—	12,943	67	8
Foreign governments and official institutions bonds	308,929	1,161	139,795	1,211	448,724	2,372	74
Corporate bonds	181,030	882	65,506	246	246,536	1,128	490
Residential mortgage-backed securities	74,782	213	760,354	10,955	835,136	11,168	329
Commercial mortgage-backed securities	17,290	50	104,223	1,750	121,513	1,800	128
Asset-backed securities	109,186	873	184,172	9,566	293,358	10,439	125
Other debt securities	9,086	318	112,972	2,831	122,058	3,149	50
Marketable equity securities	104,102	6,714	616	21	104,718	6,735	65

Total	¥7,675,630	¥11,562	¥1,367,638	¥26,580	¥9,043,268	¥38,142	1,304

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥198,580	¥1,535	¥—	¥—	¥198,580	¥1,535	1
Residential mortgage-backed securities	48,068	189	282,193	460	330,261	649	151
Commercial mortgage-backed securities	16,155	35	187,059	743	203,214	778	31
Asset-backed securities	141,347	598	439,391	1,789	580,738	2,387	22

Total	¥404,150	¥2,357	¥908,643	¥2,992	¥1,312,793	¥5,349	205

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, and Foreign governments and official institutions bonds

As of March 31, 2015, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. The MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Residential and commercial mortgage-backed securities

As of March 31, 2015, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Asset-backed securities

As of March 31, 2015, unrealized losses on these securities are primarily driven by certain CLOs, highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the other-than-temporary impairment. Based on the analysis performed, no other-than-temporary impairment was identified as of March 31, 2015 and no impairment loss has been recorded.

Corporate bonds

As of March 31, 2015, the unrealized losses associated with corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and a loss given default.

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

	2013	2014	2015
	(in millions)
Balance at beginning of fiscal year	¥30,066	¥24,525	¥12,556

Additions:
Initial credit impairments	5,347	1,466	2,728
Subsequent credit impairments	2,982	1,139	785

Reductions:
Securities sold or matured	(13,870)	(14,574)	(7,255)

Balance at end of fiscal year	¥24,525	¥12,556	¥8,814

The cumulative decline in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at March 31, 2014 and 2015 was ¥4,933 million and ¥4,602 million, respectively. Of which, the credit loss component recognized in earnings was ¥12,556 million and ¥8,814 million, and the remaining amount related to all other factors recognized in Accumulated OCI before taxes was ¥7,625 million and ¥4,212 million at March 31, 2014 and 2015, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other debt securities

As of March 31, 2015, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds resulted from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimated loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no other-than-temporary impairment loss was recorded in the accompanying consolidated statements of income.

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

The length of time that the fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other-than-temporary.

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

At March 31, 2015, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, and the fact that the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationships with its customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2014 and 2015 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2014	2015
	(in millions)
Domestic:
Manufacturing	¥11,540,753	¥11,703,428
Construction	980,877	977,892
Real estate	10,989,562	10,911,240
Services	2,693,561	2,684,355
Wholesale and retail	8,475,143	8,345,481
Banks and other financial institutions(1)	3,985,106	4,329,964
Communication and information services	1,443,466	1,527,811
Other industries	13,496,763	12,674,004
Consumer	16,921,352	16,720,590

Total domestic	70,526,583	69,874,765

Foreign:
Governments and official institutions	811,475	1,052,051
Banks and other financial institutions(1)	9,792,255	11,973,021
Commercial and industrial	24,533,816	29,593,255
Other	4,872,372	6,065,782

Total foreign	40,009,918	48,684,109

Unearned income, unamortized premiums—net and deferred loan fees—net	(260,090)	(293,672)

Total(2)	¥110,276,411	¥118,265,202

Notes:

(1)	Loans to so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥46,635 million and ¥88,927 million at March 31, 2014 and 2015, respectively, which are carried at the lower of cost or estimated fair value.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The nonaccrual status of loans by class at March 31, 2014 and 2015 is shown below:

	2014	2015
	(in millions)
Commercial
Domestic	¥737,896	¥514,026
Manufacturing	167,859	118,956
Construction	30,093	20,108
Real estate	141,974	76,969
Services	72,059	54,189
Wholesale and retail	211,770	157,964
Banks and other financial institutions	7,234	5,715
Communication and information services	24,956	23,204
Other industries	35,959	18,562
Consumer	45,992	38,359
Foreign-excluding MUAH and Krungsri	82,617	96,899
Residential	111,252	95,645
Card	72,483	66,979
MUAH	46,574	45,173
Krungsri	25,973	68,103

Total(1)	¥1,076,795	¥886,825

Note:

(1)	The above table does not include loans held for sale of nil and ¥624 million at March 31, 2014 and 2015, respectively, and loans acquired with deteriorated credit quality of ¥38,651 million and ¥26,248 million at March 31, 2014 and 2015, respectively.

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and TDRs. The following table shows information about impaired loans by class at March 31, 2014 and 2015:

	Recorded Loan Balance
At March 31, 2014:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥1,006,333	¥257,215	¥1,263,548	¥1,312,320	¥544,224
Manufacturing	368,866	55,003	423,869	431,745	181,389
Construction	30,537	13,298	43,835	45,323	18,731
Real estate	141,225	63,625	204,850	212,353	52,814
Services	101,969	27,342	129,311	139,299	54,469
Wholesale and retail	248,932	58,633	307,565	317,614	169,523
Banks and other financial institutions	8,295	94	8,389	8,403	6,954
Communication and information services	25,443	11,509	36,952	39,292	16,473
Other industries	36,821	9,634	46,455	47,866	26,903
Consumer	44,245	18,077	62,322	70,425	16,968
Foreign-excluding MUAH and Krungsri	193,360	2,360	195,720	195,935	96,218
Loans acquired with deteriorated credit quality	18,787	186	18,973	32,078	6,111
Residential	203,600	11,563	215,163	255,627	70,393
Card	102,852	762	103,614	115,819	29,244
MUAH	39,552	24,457	64,009	71,210	4,131
Krungsri(3)	—	—	—	—	—

Total(4)	¥1,564,484	¥296,543	¥1,861,027	¥1,982,989	¥750,321

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Recorded Loan Balance
At March 31, 2015:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥890,900	¥234,171	¥1,125,071	¥1,174,925	¥424,537
Manufacturing	420,860	46,876	467,736	478,453	178,867
Construction	20,997	12,018	33,015	33,900	11,515
Real estate	90,735	49,697	140,432	150,029	32,314
Services	74,459	24,766	99,225	105,429	38,107
Wholesale and retail	205,414	61,048	266,462	277,119	120,945
Banks and other financial institutions	5,935	472	6,407	6,773	5,052
Communication and information services	21,374	11,406	32,780	34,094	13,886
Other industries	20,482	7,621	28,103	29,962	12,626
Consumer	30,644	20,267	50,911	59,166	11,225
Foreign-excluding MUAH and Krungsri	192,263	173	192,436	192,436	91,579
Loans acquired with deteriorated credit quality	12,057	—	12,057	23,798	3,302
Residential	160,382	9,429	169,811	208,969	49,985
Card	90,101	604	90,705	102,142	25,726
MUAH	39,510	21,216	60,726	70,457	4,146
Krungsri	24,122	11,878	36,000	43,185	8,012

Total(4)	¥1,409,335	¥277,471	¥1,686,806	¥1,815,912	¥607,287

Notes:

(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans at March 31, 2014 and 2015 are accrual TDRs as follows: ¥642,408 million and ¥708,414 million—Commercial; ¥99,359 million and ¥71,454 million—Residential; ¥51,834 million and ¥44,661 million—Card; ¥38,666 million and ¥34,106 million—MUAH; and nil and ¥8,455 million—Krungsri, respectively.
(3)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit loss was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no impaired loans were stated at March 31, 2014 in the above table.
(4)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of nil and ¥624 million at March 31, 2014 and 2015, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013		2014		2015
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,414,309	¥24,051	¥1,359,635	¥23,283	¥1,181,941	¥23,216
Manufacturing	418,402	7,017	430,415	6,954	440,258	8,333
Construction	54,687	1,174	47,818	982	38,888	863
Real estate	198,102	2,747	228,045	3,472	170,549	3,163
Services	170,025	3,214	140,627	2,806	115,384	2,704
Wholesale and retail	376,001	6,215	339,619	5,857	283,213	5,358
Banks and other financial institutions	11,506	162	10,719	170	7,230	132
Communication and information services	51,897	1,061	44,417	945	35,249	837
Other industries	58,081	1,271	49,612	985	35,208	745
Consumer	75,608	1,190	68,363	1,112	55,962	1,081
Foreign-excluding MUAH and Krungsri	172,471	2,487	187,656	2,848	183,671	3,161
Loans acquired with deteriorated credit quality	32,964	2,028	30,101	1,659	14,758	697
Residential	320,183	6,006	264,277	5,153	187,642	4,241
Card	135,581	6,504	113,993	5,218	97,159	4,154
MUAH	46,957	1,720	60,943	3,468	59,711	2,040
Krungsri	—	—	—	—	18,764	609

Total	¥2,122,465	¥42,796	¥2,016,605	¥41,629	¥1,743,646	¥38,118

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in millions)
Accrual TDRs:
Balance at beginning of fiscal year	¥892,823	¥945,623	¥832,267
Additions (new accrual TDR status)(1)	302,267	231,063	364,445
Transfers to other impaired loans (including nonaccrual TDRs)	(56,064)	(48,295)	(28,001)
Loans sold	(49)	(7,698)	(223)
Principal payments and other	(193,354)	(288,426)	(301,398)

Balance at end of fiscal year(1)	¥945,623	¥832,267	¥867,090

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of fiscal year	¥1,139,045	¥1,255,143	¥1,028,760
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	500,063	313,086	281,456
Charge-off	(46,835)	(123,037)	(79,684)
Transfers to accrual TDRs	(28,474)	(63,828)	(48,176)
Loans sold	(18,618)	(39,879)	(14,448)
Principal payments and other	(290,038)	(312,725)	(348,192)

Balance at end of fiscal year(1)	¥1,255,143	¥1,028,760	¥819,716

Notes:

(1)	In the above table, lease receivables of ¥4,437 million and ¥924 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, for the fiscal year ended March 31, 2015, and the related ending balances of such TDRs amounting to ¥4,333 million and ¥1,629 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2015.
(2)	Included in additions of other impaired loans for the fiscal years ended March 31, 2013, 2014 and 2015 are nonaccrual TDRs as follows: ¥16,903 million, ¥11,054 million and ¥12,756 million—Card; ¥17,513 million, ¥16,228 million and ¥13,278 million—MUAH; and nil, nil and ¥4,009 million—Krungsri, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings

The following tables summarize the MUFG Group’s TDRs by class during the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013		2014		2015
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥222,125	¥222,125	¥175,011	¥151,505	¥324,055	¥312,215
Manufacturing	131,105	131,105	93,968	70,462	239,793	227,953
Construction	3,921	3,921	3,435	3,435	5,053	5,053
Real estate	17,409	17,409	21,977	21,977	13,555	13,555
Services	12,564	12,564	13,149	13,149	16,024	16,024
Wholesale and retail	42,061	42,061	32,458	32,458	43,643	43,643
Banks and other financial institutions	889	889	1	1	12	12
Communication and information services	8,442	8,442	1,802	1,802	2,434	2,434
Other industries	1,927	1,927	4,414	4,414	2,005	2,005
Consumer	3,807	3,807	3,807	3,807	1,536	1,536
Foreign-excluding MUAH and Krungsri	10,142	10,142	20,175	20,175	3,090	2,927
Loans acquired with deteriorated credit quality	524	524	7,616	7,616	1,594	1,594
Residential(1)(3)	50,005	50,005	32,777	32,777	26,073	26,073
Card(2)(3)	26,409	26,055	17,141	16,869	19,275	19,015
MUAH(2)(3)	30,091	27,832	29,945	29,403	18,624	18,258
Krungsri(2)(3)	—	—	—	—	19,796	19,767

Total	¥339,296	¥336,683	¥282,665	¥258,345	¥412,507	¥399,849

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal years ended March 31,
	2013	2014	2015
	Troubled Debt Restructurings That Subsequently defaulted
	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥6,741	¥22,503	¥5,234
Manufacturing	2,729	11,644	1,769
Construction	—	86	322
Real estate	1,444	1,174	119
Services	295	1,481	452
Wholesale and retail	1,024	5,834	2,044
Banks and other financial institutions	330	—	—
Communication and information services	434	1,639	264
Other industries	415	152	149
Consumer	70	493	115
Foreign-excluding MUAH and Krungsri	419	—	—
Loans acquired with deteriorated credit quality	509	—	—
Residential(1)(3)	349	474	345
Card(2)(3)	4,507	4,015	4,793
MUAH(2)(3)	2,155	2,912	2,839
Krungsri(2)(3)	—	—	1,455

Total	¥14,680	¥29,904	¥14,666

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.
(3)	For the fiscal years ended March 31, 2013 and 2014, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, whereas reduction in the stated rate and payment deferrals were the primary concession types in the Card and MUAH segments, respectively. For the fiscal year ended March 31, 2015, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and payment deferrals was the primary concession type in the MUAH segment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2014 and 2015:

	2014	2015
	(in millions)
Commercial(1)
Domestic	¥528,133	¥611,382
Manufacturing	257,049	348,981
Construction	13,751	12,915
Real estate	64,028	63,462
Services	57,480	45,158
Wholesale and retail	95,809	108,504
Banks and other financial institutions	1,156	691
Communication and information services	11,996	9,576
Other industries	10,496	9,545
Consumer	16,368	12,550
Foreign-excluding MUAH and Krungsri	114,275	97,032
Residential(1)	99,359	71,454
Card(2)	103,614	90,705
MUAH(2)	62,363	56,299
Krungsri(2)(3)	—	19,924

Total	¥907,744	¥946,796

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2014 and 2015 are nonaccrual TDRs as follows: ¥51,780 million and ¥46,044 million—Card; ¥23,697 million and ¥22,193 million—MUAH; and nil and ¥7,136 million—Krungsri, respectively.
(3)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit loss was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no TDRs were stated at March 31, 2014 in the above table.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2013, 2014 and 2015 was not material.

TDRs for the Commercial and Residential segments in the above tables include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TDRs that subsequently defaulted in the Commercial and Residential segments of the above table includes those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

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

The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥44,116 million and ¥24,332 million at March 31, 2014 and 2015, respectively. See Note 24 for further discussion of commitments to extend credit.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2014 and 2015 are shown below:

At March 31, 2014:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥50,608,911	¥3,549,135	¥737,692	¥54,895,738
Manufacturing	10,032,892	1,329,356	167,859	11,530,107
Construction	786,640	163,313	30,093	980,046
Real estate	9,747,076	716,302	141,774	10,605,152
Services	2,279,379	328,142	72,059	2,679,580
Wholesale and retail	7,582,548	651,659	211,770	8,445,977
Banks and other financial institutions	3,959,266	18,494	7,234	3,984,994
Communication and information services	1,349,217	68,863	24,956	1,443,036
Other industries	13,274,021	182,727	36,054	13,492,802
Consumer	1,597,872	90,279	45,893	1,734,044
Foreign-excluding MUAH and Krungsri	28,399,163	1,132,038	84,849	29,616,050
Loans acquired with deteriorated credit quality	32,430	33,100	10,210	75,740

Total	¥79,040,504	¥4,714,273	¥832,751	¥84,587,528

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,864,856	¥113,449	¥14,978,305
Card	¥535,511	¥73,110	¥608,621

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,003,826	¥34,989	¥3,946,961	¥98,645	¥95,167	¥7,179,588

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥2,923,087	¥101,184	¥51,590	¥3,075,861

At March 31, 2015:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥51,408,556	¥2,782,394	¥514,023	¥54,704,973
Manufacturing	10,522,968	1,049,399	118,956	11,691,323
Construction	887,030	69,953	20,108	977,091
Real estate	10,101,657	559,144	76,852	10,737,653
Services	2,383,133	235,506	54,189	2,672,828
Wholesale and retail	7,582,985	582,992	157,964	8,323,941
Banks and other financial institutions	4,313,416	10,539	5,715	4,329,670
Communication and information services	1,449,687	54,515	23,204	1,527,406
Other industries	12,504,635	147,477	18,668	12,670,780
Consumer	1,663,045	72,869	38,367	1,774,281
Foreign-excluding MUAH and Krungsri	34,355,619	990,519	99,546	35,445,684
Loans acquired with deteriorated credit quality	20,939	28,398	6,694	56,031

Total	¥85,785,114	¥3,801,311	¥620,263	¥90,206,688

		Accrual	Nonaccrual	Total(1)
		(in millions)
Residential		¥14,449,091	¥97,471	¥14,546,562
Card		¥497,017	¥67,589	¥564,606

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,820,953	¥32,669	¥5,229,700	¥76,670	¥80,889	¥9,240,881

			Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
			(in millions)
Krungsri			¥3,653,931	¥118,164	¥85,231	¥3,857,326

Notes:

(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥59,963 million and ¥53,884 million as of March 31, 2014 and 2015, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15, with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Past Due Analysis

Ages of past due loans by class at March 31, 2014 and 2015 are shown below:

At March 31, 2014:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥26,210	¥53,632	¥79,842	¥54,815,896	¥54,895,738	¥6,543
Manufacturing	5,363	7,192	12,555	11,517,552	11,530,107	—
Construction	718	664	1,382	978,664	980,046	1
Real estate	4,859	9,689	14,548	10,590,604	10,605,152	2,233
Services	4,315	2,781	7,096	2,672,484	2,679,580	10
Wholesale and retail	4,624	22,829	27,453	8,418,524	8,445,977	3
Banks and other financial institutions	1	52	53	3,984,941	3,984,994	—
Communication and information services	680	1,371	2,051	1,440,985	1,443,036	—
Other industries	667	1,554	2,221	13,490,581	13,492,802	—
Consumer	4,983	7,500	12,483	1,721,561	1,734,044	4,296
Foreign-excluding MUAH and Krungsri	3,283	7,109	10,392	29,605,658	29,616,050	357
Residential	85,549	54,462	140,011	14,822,995	14,963,006	40,500
Card	21,653	33,381	55,034	540,886	595,920	—
MUAH	30,036	14,333	44,369	7,078,621	7,122,990	527
Krungsri	66,871	22,121	88,992	2,936,194	3,025,186	—

Total	¥233,602	¥185,038	¥418,640	¥109,800,250	¥110,218,890	¥47,927

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2015:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥14,136	¥22,786	¥36,922	¥54,668,051	¥54,704,973	¥5,574
Manufacturing	1,561	2,545	4,106	11,687,217	11,691,323	222
Construction	192	446	638	976,453	977,091	—
Real estate	3,142	5,707	8,849	10,728,804	10,737,653	922
Services	1,046	1,336	2,382	2,670,446	2,672,828	57
Wholesale and retail	2,741	4,237	6,978	8,316,963	8,323,941	47
Banks and other financial institutions	7	506	513	4,329,157	4,329,670	—
Communication and information services	520	414	934	1,526,472	1,527,406	—
Other industries	303	277	580	12,670,200	12,670,780	29
Consumer	4,624	7,318	11,942	1,762,339	1,774,281	4,297
Foreign-excluding MUAH and Krungsri	9,390	2,126	11,516	35,434,168	35,445,684	—
Residential	82,871	53,680	136,551	14,396,635	14,533,186	41,801
Card	18,694	32,097	50,791	501,758	552,549	—
MUAH	20,976	11,091	32,067	9,199,435	9,231,502	362
Krungsri	88,144	57,894	146,038	3,674,796	3,820,834	—

Total	¥234,211	¥179,674	¥413,885	¥117,874,843	¥118,288,728	¥47,737

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of MUAH do not include ¥1,600 million and ¥1,116 million of FDIC covered loans at March 31, 2014 and 2015, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2013, 2014 and 2015 are shown below:

Fiscal year ended March 31, 2013:	Commercial	Residential	Card	MUAH	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507
Provision for credit losses	127,874	1,302	12,379	2,987	144,542
Charge-offs	80,534	16,283	32,135	15,585	144,537
Recoveries	23,410	353	2,723	5,189	31,675

Net charge-offs	57,124	15,930	29,412	10,396	112,862
Others(1)	13,405	—	—	5,395	18,800

Balance at end of fiscal year	¥1,068,463	¥157,209	¥51,870	¥58,445	¥1,335,987

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal year ended March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥1,068,463	¥157,209	¥51,870	¥58,445	¥—	¥1,335,987
Provision (credit) for credit losses	(70,091)	(35,952)	5,617	(5,945)	—	(106,371)
Charge-offs	158,875	4,577	20,125	7,521	—	191,098
Recoveries	29,478	230	3,264	4,378	—	37,350

Net charge-offs	129,397	4,347	16,861	3,143	—	153,748
Others(1)	7,882	3	—	10,667	—	18,552

Balance at end of fiscal year	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420

Fiscal year ended March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420
Provision (credit) for credit losses	22,621	(30,858)	2,561	(1,883)	94,557	86,998
Charge-offs	119,160	13,894	10,785	5,349	27,973	177,161
Recoveries	18,995	205	3,268	4,027	—	26,495

Net charge-offs	100,165	13,689	7,517	1,322	27,973	150,666
Others(1)	8,403	—	—	7,950	8,374	24,727

Balance at end of fiscal year	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479

Notes:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.
(2)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit loss was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit loss was stated at March 31, 2014 in the above table.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2014 and 2015 are shown below:

At March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥640,442	¥69,613	¥29,244	¥4,131	¥—	¥743,430
Collectively evaluated for impairment	209,117	45,355	11,312	55,777	—	321,561
Loans acquired with deteriorated credit quality	27,298	1,945	70	116	—	29,429

Total	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420

Loans:
Individually evaluated for impairment	¥1,459,268	¥211,802	¥102,930	¥64,009	¥—	¥1,838,009
Collectively evaluated for impairment	83,052,520	14,751,204	492,990	7,060,581	3,025,186	108,382,481
Loans acquired with deteriorated credit quality	75,740	15,299	12,701	114,961	50,675	269,376

Total(1)	¥84,587,528	¥14,978,305	¥608,621	¥7,239,551	¥3,075,861	¥110,489,866

At March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥516,116	¥49,317	¥25,726	¥4,146	¥7,537	¥602,842
Collectively evaluated for impairment	269,289	21,255	9,921	60,214	66,913	427,592
Loans acquired with deteriorated credit quality	22,311	1,794	23	409	508	25,045

Total	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479

Loans:
Individually evaluated for impairment	¥1,317,507	¥167,099	¥90,069	¥60,726	¥31,936	¥1,667,337
Collectively evaluated for impairment	88,833,150	14,366,087	462,480	9,171,892	3,788,898	116,622,507
Loans acquired with deteriorated credit quality	56,031	13,376	12,057	62,147	36,492	180,103

Total(1)	¥90,206,688	¥14,546,562	¥564,606	¥9,294,765	¥3,857,326	¥118,469,947

Notes:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit loss was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit loss was stated at March 31, 2014 in the above table.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease in the allowance for credit losses due to loan disposal activity amounting to ¥0.4 billion, ¥16.2 billion and ¥3.5 billion for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group sold ¥884 billion, ¥906 billion and ¥748 billion of loans within the Commercial segment during the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

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

	2014	2015
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥186,268	¥10,048
Cash flows expected to be collected at acquisitions	116,218	548
Fair value of loans at acquisition	93,845	548
Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥95,178	¥93,621
Additions	22,373	—
Accretion	(49,155)	(46,487)
Disposals	—	(641)
Reclassifications from nonaccretable difference	15,760	21,070
Foreign currency translation adjustments	9,465	6,062

Balance at end of fiscal year	¥93,621	¥73,625

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥497,265	¥531,327
Outstanding balance at end of fiscal year	531,327	399,736
Carrying amount at beginning of fiscal year	232,334	269,376
Carrying amount at end of fiscal year	269,376	180,103
Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥25,952	¥548
Carrying amount at end of fiscal year	38,651	26,248
Allowance for credit losses within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for credit losses at beginning of fiscal year	¥37,381	¥29,429
Additional provisions during fiscal year	4,982	2,533
Reductions of allowance during fiscal year	1,129	456
Balance of allowance for credit losses at end of fiscal year	29,429	25,045

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

As of March 31, 2014 and 2015, the components of the investment in direct financing leases were as follows:

	2014	2015
	(in millions)
Minimum lease payments receivable	¥1,498,755	¥1,729,901
Estimated residual values of leased property	18,261	25,329
Less—unearned income	(202,755)	(228,416)

Net investment in direct financing leases	¥1,314,261	¥1,526,814

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2015 were as follows:

Direct Financing Leases
(in millions)
Fiscal year ending March 31:
2016	¥476,750
2017	412,787
2018	324,715
2019	198,082
2020	131,749
2021 and thereafter	185,818

Total minimum lease payment receivables	¥1,729,901

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the “Jusen”), the Deposit Insurance Corporation (“DIC”) established a Housing Loan Administration Corporation (“HLAC”) to collect and dispose of the loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation (“RCC”), which is wholly-owned by the DIC.

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

As the end of RCC’s operations was approaching, the amount of the loss (so-called “stage two loss”), which might have ultimately been incurred through the collection activities, became clearer. In May 2011, the Japanese Diet enacted a law to partially revise the Deposit Insurance Act. Although it had already been decided that the loss should be shared equally between the Japanese government and private financial institutions, the revised law clarified the details of how the Japanese government would absorb its half of the loss. The other half of the loss, which had to be absorbed by private financial institutions, would be covered by the investment income earned by the Special Fund during the 15 years.

In September 2011, the deposits of ¥161,435 million with the New Fund were fully collected according to their terms. In June 2012, the entire deposits of ¥204,956 million with the Special Fund were fully collected as well.

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual borrowers in Japan and overseas in the normal course of business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of the nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of BTMU and MUTB generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥14,274 million, ¥18,984 million and ¥15,257 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2014 and 2015, outstanding loans to such related parties were not material.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2013, 2014 and 2015, there were no loans to related parties that were charged-off. Additionally, at March 31, 2013, 2014, and 2015, there were no loans to related parties that were impaired.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2014 and 2015 consisted of the following:

	2014	2015
	(in millions)
Land	¥403,184	¥409,271
Buildings	747,998	760,974
Equipment and furniture	929,939	615,540
Leasehold improvements	251,875	282,179
Construction in progress	27,606	35,773

Total	2,360,602	2,103,737
Less accumulated depreciation	1,123,954	1,121,532

Premises and equipment-net	¥1,236,648	¥982,205

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥41,907 million and ¥36,678 million at March 31, 2014 and 2015, respectively. Accumulated depreciation on such capitalized leases at March 31, 2014 and 2015 amounted to ¥29,769 million and ¥26,249 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the accompanying consolidated balance sheets and depreciated. The financing obligation at March 31, 2014 and 2015 was ¥46,339 million and ¥45,256 million, respectively.

For the fiscal years ended March 31, 2013, 2014 and 2015, the MUFG Group recognized ¥3,975 million, ¥13,850 million and ¥6,057 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥1,932 million, ¥226 million and ¥176 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2014 and 2015:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Krungsri	Integrated Global Markets Business Group	Total
				Other than MUAH	MUAH	Total
	(in millions)
Balance at March 31, 2013:
Goodwill	¥840,055	¥885,234	¥22,527	¥152,203	¥256,193	¥408,396	¥—	¥2,300	¥2,158,512
Accumulated impairment losses	(840,055)	(885,234)	(14,735)	(532)	—	(532)	—	—	(1,740,556)

	—	—	7,792	151,671	256,193	407,864	—	2,300	417,956
Goodwill acquired during the fiscal year(2)	—	—	14,443	—	26,181	26,181	217,386	—	258,010
Impairment loss	—	—	(7,792)	—	—	—	—	—	(7,792)
Foreign currency translation adjustments and other	—	—	825	—	59,516	59,516	—	—	60,341

Balance at March 31, 2014:
Goodwill	840,055	885,234	37,795	152,203	341,890	494,093	217,386	2,300	2,476,863
Accumulated impairment losses	(840,055)	(885,234)	(22,527)	(532)	—	(532)	—	—	(1,748,348)

	—	—	15,268	151,671	341,890	493,561	217,386	2,300	728,515
Impairment loss	—	—	(3,432)	—	—	—	—	—	(3,432)
Foreign currency translation adjustments and other	—	—	2,196	—	48,402	48,402	31,929	—	82,527

Balance at March 31, 2015:
Goodwill	840,055	885,234	39,991	152,203	390,292	542,495	249,315	2,300	2,559,390
Accumulated impairment losses	(840,055)	(885,234)	(25,959)	(532)	—	(532)	—	—	(1,751,780)

	¥—	¥—	¥14,032	¥151,671	¥390,292	¥541,963	¥249,315	¥2,300	¥807,610

Notes:

(1)	See Note 29 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with principal acquisitions.

There were no impairment losses recognized for the fiscal year ended March 31, 2013.

For the fiscal years ended March 31, 2014 and 2015, the MUFG Group recognized ¥7,792 million and ¥3,432 million, respectively, in impairment of goodwill relating to various reporting units in the Integrated Trust Assets Business Group segment. The MUFG Group readjusted its future cash flow projection of the reporting units in this segment, considering the subsidiaries’ recent business performance. As a result, the fair values of these reporting units, which were based on discounted future cash flows, fell below the carrying amounts of the reporting units, and the impairment losses were recognized on the related goodwill. The impairment losses were included in Other non-interest expenses in the accompanying consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2014 and 2015:

	2014			2015
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥1,858,371	¥1,245,657	¥612,714	¥2,032,617	¥1,372,238	¥660,379
Core deposit intangibles	712,188	497,219	214,969	712,878	519,587	193,291
Customer relationships	380,674	147,774	232,900	403,652	171,920	231,732
Trade names	72,788	16,995	55,793	77,175	20,693	56,482
Other	8,754	2,562	6,192	10,537	3,350	7,187

Total	¥3,032,775	¥1,910,207	1,122,568	¥3,236,859	¥2,087,788	1,149,071

Intangible assets not subject to amortization:
Indefinite-lived trade names			3,037			3,037
Other			7,749			8,056

Total			10,786			11,093

Total			¥1,133,354			¥1,160,164

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2014 amounted to ¥455,843 million, which primarily consisted of ¥225,108 million of software, ¥61,629 million of core deposit intangibles, ¥145,936 million of customer relationships and ¥18,083 million of trade names. The weighted average amortization period for these assets is 5 years, 11 years, 13 years and 22 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2014 amounted to ¥289 million. See Note 2 for further details of acquired intangible assets.

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2015 amounted to ¥209,278 million, which primarily consisted of ¥207,062 million of software. The weighted average amortization period for these assets is 5 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2015 amounted to ¥265 million.

For the fiscal years ended March 31, 2013, 2014 and 2015, the MUFG Group recognized ¥3,378 million, ¥312 million and ¥677 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2016	¥244,323
2017	215,092
2018	180,038
2019	139,297
2020	99,588

7.	INCOME TAXES

Income before Income Tax Expense

Income before income tax expense by jurisdiction for the fiscal years ended March 31, 2013, 2014 and 2015 was as follows:

	2013	2014	2015
	(in millions)
Domestic income	¥898,596	¥1,012,551	¥1,545,510
Foreign income	517,275	407,892	717,146

Total	¥1,415,871	¥1,420,443	¥2,262,656

Income Tax Expense (Benefit)

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2013, 2014 and 2015 was as follows:

	2013	2014	2015
	(in millions)
Current:
Domestic	¥102,357	¥243,648	¥300,905
Foreign	60,609	102,316	112,603

Total	162,966	345,964	413,508

Deferred:
Domestic	122,804	(5,523)	240,293
Foreign	10,250	(2,524)	12,219

Total	133,054	(8,047)	252,512

Income tax expense	296,020	337,917	666,020
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	336,531	96,422	578,161
Derivatives qualifying for cash flow hedges	2,217	(235)	591
Defined benefit plans	43,213	69,515	5,965
Foreign currency translation adjustments	18,537	51,414	95,335

Total	400,498	217,116	680,052

Total	¥696,518	¥555,033	¥1,346,072

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 30, 2011, the Japanese Diet enacted two tax related laws: “Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration from The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate was effective for fiscal years beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts caused the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015. However, on March 20, 2014, the Japanese Diet enacted the “2014 Tax Reform” which terminated the temporary surtax levied on corporate income taxes one year earlier than the change in tax law on November 30, 2011. As a result, the effective statutory rate of corporate income tax for the fiscal year ending March 31, 2015 was set at approximately 35.6%. The change in tax law resulted in an increase of ¥16,687 million in income tax expense for the fiscal year ended March 31, 2014.

The MUFG Group has changed to filing on a consolidated basis for corporate income taxes within Japan beginning with the fiscal year ended March 31, 2015. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries.

On March 31, 2015, the Japanese Diet enacted the “2015 Tax Reform” which includes changes in the limitation on the use of net operating loss carryforwards from 80% to 65% of taxable income for the two-year period between April 1, 2015 and March 31, 2017, and from 65% to 50% for the fiscal years beginning on or after April 1, 2017, respectively, and one-year increase in the carryforward period of certain net operating loss carryforwards from nine-year period to ten-year period for the fiscal years beginning on or after April 1, 2017, as well as reduction in the effective statutory rate of corporate income tax from approximately 35.6% to 33.9% for the fiscal year beginning on or after April 1, 2015. The change in tax law resulted in a decrease of ¥39,966 million in income tax expense for the fiscal year ended March 31, 2015.

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 38.0% for the fiscal years ended March 31, 2013 and 2014, and approximately 35.6% for the fiscal year ended March 31, 2015. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2013, 2014 and 2015 is as follows:

	2013		2014	2015
Combined normal effective statutory tax rate	38.0%		38.0%	35.6%
Nondeductible expenses	0.1		0.2	0.1
Foreign tax credit and payments	(0.8)		(0.6)	(1.0)
Lower tax rates applicable to income of subsidiaries	(0.5)		(0.4)	(0.1)
Change in valuation allowance	(7.3)		(12.4)	(1.3)
Realization of previously unrecognized tax effects of subsidiaries	(10.7	)(1)	(0.1)	—
Nontaxable dividends received	(2.3)		(3.3)	(1.6)
Undistributed earnings of subsidiaries	1.5		0.5	0.1
Tax and interest expense for uncertainty in income taxes	(0.1)		—	(0.2)
Expiration of loss carryforward	2.1		—	—
Effect of changes in tax laws	—		1.2	(1.7)
Other—net	0.9		0.7	(0.5)

Effective income tax rate	20.9%		23.8%	29.4%

Note:

(1)	In April 2012, one of the wholly-owned subsidiaries of BTMU was liquidated. The liquidation resulted in the realization of tax benefits that were not previously recognized as deferred tax assets, resulting in a ¥151,309 million reduction of income tax expense and a 10.7% reduction in the effective tax rate for the fiscal year ended March 31, 2013.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2014 and 2015 were as follows:

	2014	2015
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥650,069	¥570,049
Operating loss carryforwards	102,260	110,211
Loans	7,632	13,295
Accrued liabilities and other	309,327	172,959
Premises and equipment, including sale-and-leaseback transactions	94,652	86,461
Derivative financial instruments	94,514	95,593
Accrued severance indemnities and pension plans	44,810	17,286
Valuation allowance	(308,561)	(274,010)

Total deferred tax assets	994,703	791,844

Deferred tax liabilities:
Investment securities (including trading account assets at fair value under fair value option)	574,807	1,321,462
Intangible assets	159,330	147,173
Lease transactions	77,542	74,605
Other	74,471	70,352

Total deferred tax liabilities	886,150	1,613,592

Net deferred tax assets (liabilities)	¥108,553	¥(821,748)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance was provided primarily against deferred tax assets recorded at MUFG and its subsidiaries with operating loss carryforwards. The valuation allowance is determined to reduce the measurement of deferred tax assets not expected to be realized. Management considers all available evidence, both positive and negative, to determine whether the valuation allowance is necessary based on the weight of that evidence. Management determines the amount of the valuation allowance based on future reversals of existing taxable temporary differences and future taxable income exclusive of reversing temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors.

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

Among others, a release of valuation allowance of ¥91,070 million was due to the application of the consolidated corporate-tax system beginning with the fiscal year ended March 31, 2015. This is because MUFG would be able to utilize income in more profitable subsidiaries to realize the benefit of net operating loss carryforwards and existing deductible temporary differences recorded at MUFG. Management believes that the net operating loss carryforwards related to Japanese corporate taxes will be fully utilized by the application of the consolidated corporate-tax system.

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

For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2014 and 2015 to the extent that it is more likely than not that they will not be realized.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2014 and 2015, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥37,498 million and ¥22,741 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

Furthermore, under the Japanese tax law, 95% of a dividend received from a foreign company in which a domestic company has held generally at least 25% of the outstanding shares for a continuous period of six months or more ending on the date on which the dividend is declared can be excluded from the domestic company’s taxable income. Therefore, if undistributed earnings of certain foreign subsidiaries are repatriated through dividends, only 5% of the amount of dividends will be included in the taxable income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Loss and Tax Credit Carryforwards

At March 31, 2015, the MUFG Group had operating loss carryforwards for corporate tax of ¥321,829 million and tax credit carryforwards of ¥8,973 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2016	¥3	¥857
2017	—	409
2018	25,908	89
2019	5,242	87
2020	35,453	88
2021	8,184	68
2022 and thereafter	222,425	5,264
No definite expiration date	24,614	2,111

Total	¥321,829	¥8,973

Uncertainty in Income Tax

The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013		2014		2015
	(in millions)
Balance at beginning of fiscal year	¥58,588		¥30,956		¥13,993
Gross amount of increases for current year’s tax positions	366		439		606
Gross amount of decreases for current year’s tax positions	(49)		—		—
Gross amount of increases for prior years’ tax positions	2,765		333		3,361
Gross amount of decreases for prior years’ tax positions	(35,119	)(1)	(25,318	)(2)	(6,561)
Net amount of changes relating to settlements with tax authorities	760		(244)		(809)
Decreases due to lapse of applicable statutes of limitations	—		—		(1,452)
Foreign exchange translation and others	3,645		7,827		1,802

Balance at end of fiscal year	¥30,956		¥13,993		¥10,940

Notes:

(1)	The decrease was primarily because, during the fiscal year ended March 31, 2013, the MUFG Group closed an examination with U.S. tax authorities on issues related to prior years’ tax positions.
(2)	The decrease related to prior year tax positions is primarily from the resolution of uncertain tax positions in the U.S. for both federal income taxes and California state tax.

The total amounts of unrecognized tax benefits at March 31, 2013, 2014 and 2015 that, if recognized, would affect the effective tax rate are ¥9,632 million, ¥3,570 million and ¥1,485 million, respectively. The remainder of the uncertain tax positions have offsetting amounts in other jurisdictions or are temporary differences.

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in millions)
Balance at beginning of fiscal year	¥6,934	¥4,528	¥5,946
Total interest and penalties in the consolidated statements of income	(2,975)	(698)	(1,468)
Total cash settlements, foreign exchange translation and others	569	2,116	398

Balance at end of fiscal year	¥4,528	¥5,946	¥4,876

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2014 and forward
United States—Federal	2010 and forward
United States—California	2009 and forward
Thailand	2010 and forward
United Kingdom	2013 and forward

The MUFG Group is currently under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. The unrecognized tax benefits will decrease since resolved items will be removed from the balance regardless of whether their resolution results in payment or recognition. It is reasonably possible that the unrecognized tax benefits will decrease by an amount not exceeding ¥1 billion during the next twelve months.

8.	PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2015, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2015
(in millions)
Trading account securities	¥14,248,931
Investment securities	11,202,736
Loans	9,390,280
Other	33,832

Total	¥34,875,779

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

2015
(in millions)
Deposits	¥849,356
Call money and funds purchased	803,117
Payables under repurchase agreements and securities lending transactions	19,315,760
Other short-term borrowings and long-term debt	13,612,057
Other	295,489

Total	¥34,875,779

In addition, at March 31, 2015, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets aggregating to ¥21,040,317 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

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

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2014 and 2015 the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥13,007,902 million and ¥30,482,570 million, respectively. Average reserves during the fiscal years ended March 31, 2014 and 2015 were ¥12,313,722 million and ¥22,853,187 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2015, the MUFG Group pledged ¥33,584 billion of assets that may not be sold or repledged by the secured parties.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2014 and 2015, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥18,637 billion and ¥19,756 billion, respectively, of which ¥14,011 billion and ¥14,496 billion, respectively, was sold or repledged.

At March 31, 2014 and 2015, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,045,851 million and ¥1,716,302 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥454,506 million and ¥906,456 million, respectively.

9.	DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately U.S.$83 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2015) or more with respect to domestic deposits and issued in amounts of U.S.$100,000 or more with respect to foreign deposits were ¥27,555,387 million and ¥26,026,728 million, respectively, at March 31, 2014, and ¥26,741,038 million and ¥27,056,193 million, respectively, at March 31, 2015.

The maturity information at March 31, 2015 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥34,047,044	¥26,948,519
Due after one year through two years	6,233,412	411,797
Due after two years through three years	2,844,050	253,167
Due after three years through four years	780,820	124,840
Due after four years through five years	1,023,960	219,350
Due after five years	687,084	23,807

Total	¥45,616,370	¥27,981,480

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2014 and 2015 is as follows:

	2014	2015
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥3,417,455	¥3,668,986
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.18%	0.17%

11.	DUE TO TRUST ACCOUNT

MUTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2014 and 2015 is as follows:

	2014	2015
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥750,210	¥1,610,992
Weighted average interest rate on outstanding balance at end of fiscal year	0.08%	0.05%

12.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2014 and 2015, the MUFG Group had unused lines of credit for short-term financing amounting to ¥10,750,175 million and ¥8,486,059 million, respectively. The amounts principally consist of non-interest bearing collateralized intraday overdraft lines and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other short-term borrowings at March 31, 2014 and 2015 were comprised of the following:

	2014	2015
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,235,525	¥1,579,550
Borrowings from the Bank of Japan	5,888,541	4,809,950
Borrowings from other financial institutions	224,676	271,413
Other	59,501	54,509

Total domestic offices	7,408,243	6,715,422

Foreign offices:
Commercial paper	3,091,977	4,363,937
Borrowings from other financial institutions	333,116	137,764
Short-term debentures	119,837	148,644
Other	153,074	180,281

Total foreign offices	3,698,004	4,830,626

Total	11,106,247	11,546,048
Less unamortized discount	176	241

Other short-term borrowings—net	¥11,106,071	¥11,545,807

Weighted average interest rate on outstanding balance at end of fiscal year	0.25%	0.21%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2014 and 2015 was comprised of the following:

	2014	2015
	(in millions)
MUFG:
Obligations under capital leases	¥78	¥57
Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2024-2025, principally 0.72%-0.94%	—	63,000
Adjustable rate bonds, payable in Japanese yen, due 2024-2025, principally 0.58%-0.66%	—	27,000
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 2.70%-4.42%	380,500	350,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 3.42%-4.78%	1,500	1,500
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	515	601
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,416	1,303
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2)	514	534

Total	384,523	444,495

BTMU:
Obligations under capital leases	¥12,260	¥8,582
Obligation under sale-and-leaseback transactions	46,339	45,256
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2015-2027, principally 0.15%-2.69%	1,311,801	1,021,100
Fixed rate bonds, payable in US dollars, due 2015-2045, principally 0.00%-4.70%	1,109,470	1,990,175
Fixed rate bonds, payable in Euro, due 2022, principally 0.88%	—	96,842
Fixed rate bonds, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2016-2017, principally 4.05%-4.91%(2)	71,439	32,013
Fixed rate borrowings, payable in Japanese yen, due 2015-2028, principally 0.10%-0.50%	1,163,291	4,456,619
Fixed rate borrowings, payable in US dollars, due 2018, principally 7.49%	342	311
Fixed rate borrowings, payable in Euro, due 2016-2018, principally 0.15%	—	75,071
Adjustable rate bonds, payable in US dollars, due 2030, principally 3.00%	—	1,202
Floating rate bonds, payable in US dollars, due 2016-2018, principally 0.57%-0.87%	226,424	360,510
Floating rate bonds, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017, principally 3.37%(2)	90,431	59,839
Floating rate borrowings, payable in US dollars, due 2015-2031, principally 0.32%-0.65%	942,215	770,804
Floating rate borrowings, payable in Euro, due 2021, principally 0.21%-0.24%	7,497	15,276

Total	4,922,910	8,879,762

Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2015-2031, principally 0.93%-2.91%	1,336,892	1,206,806
Fixed rate borrowings, payable in Japanese yen, due 2016-2035, principally 0.50%-2.24%	233,400	233,400
Adjustable rate bonds, payable in Japanese yen, due 2019, principally 1.20%	31,000	—
Adjustable rate borrowings, payable in Japanese yen, due 2017-2028, principally 0.20%-2.86%	245,800	212,300
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.91%-4.78%	845,400	659,200
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	241,862	282,400
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	186,270	171,371
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2)	96,790	100,610
Floating rate borrowings, payable in Japanese yen, due 2020-2027, principally 0.31%-0.81%	41,900	41,900

Total	3,259,314	2,907,987

Obligations under loan securitization transaction accounted for as secured borrowings due 2015-2044, principally 0.18%-5.90%	1,146,638	900,442
Payable under repurchase agreements due 2016-2018, principally 0.54%-1.48%	360,220	1,175,858

Total	9,747,681	13,917,887

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014	2015
	(in millions)
Other subsidiaries:
Obligations under capital leases	¥7,781	7,512
Unsubordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2015-2044, principally 0.00%-10.10%	915,357	1,938,560
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2015-2037, principally 0.50%-8.67%	396,704	779,847
Fixed rate bonds and notes, payable in Euro, due 2018, principally 4.21%	6,514	—
Fixed rate bonds and notes, payable in Thai baht, due 2015-2019, principally 0.01%-4.80%	269,219	223,718
Fixed rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, Thai baht, due 2015-2037, principally 0.50%-18.76%(2)	35,011	80,941
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2015-2045, principally 0.00%-24.50%	1,426,933	1,368,947
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2015-2038, principally 0.00%-7.30%	276,402	233,858
Floating rate bonds and notes, payable in Euro, due 2018, principally 1.04%	34,281	834
Floating rate bonds and notes, payable in Thai baht, due 2015, principally 3.82%	—	1,204
Floating rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, Thai baht, due 2015-2019, principally 0.00%-1.85%(2)	2,055	15,956

Total	3,362,476	4,643,865

Subordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2015-2030, principally 0.65%-2.98%	484,194	430,377
Fixed rate bonds and notes, payable in US dollars, due 2016, principally 5.95%	77,330	85,413
Fixed rate bonds and notes, payable in Thai baht, due 2022, principally 4.70%	111,682	54,521
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2020, principally 1.76%	5,000	5,000
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 1.93%-3.50%	105,667	105,817
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2015-2021, principally 0.49%-0.92%	204,926	194,055
Floating rate borrowings, bonds and notes, payable in US dollars, due 2033-2036, principally 1.94%-3.35%	6,972	6,334
Floating rate borrowings, bonds and notes, payable in Thai baht, due 2020, principally 4.75%	—	73,459

Total	995,771	954,976
Obligations under loan securitization transaction accounted for as secured borrowings due 2014-2018, principally 0.95%-2.71%	446	—

Total	4,366,474	5,606,353

Total	14,498,678	19,968,735

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as Australian dollars, British pounds, Indonesian rupiah, Brazilian real, Russian ruble, etc, have been summarized into the “other currencies” classification.

The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2014 and 2015.

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2015:

	MUFG	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2016	¥10	¥1,041,375	¥551,776	¥1,593,161
2017	14	2,388,730	872,421	3,261,165
2018	9	1,947,332	605,908	2,553,249
2019	5	3,863,004	1,581,510	5,444,519
2020	3	580,123	389,154	969,280
2021 and thereafter	444,454	4,097,323	1,605,584	6,147,361

Total	¥444,495	¥13,917,887	¥5,606,353	¥19,968,735

13.	SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The MUFG Group has funded contributory and non-contributory defined benefit pension plans (“pension benefits”), which cover substantially all of its employees and mainly provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, rank, years of service and other factors.

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

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2013, 2014 and 2015 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2013	2014	2015	2013		2014		2015
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥38,840	¥39,309	¥37,540	¥8,098	¥1,114	¥12,215	¥1,526	¥13,095	¥1,222
Interest cost on projected benefit obligation	26,648	22,464	19,794	10,716	1,135	13,467	1,352	15,966	1,501
Expected return on plan assets	(48,106)	(54,222)	(55,082)	(14,169)	(1,030)	(19,928)	(1,423)	(24,945)	(1,937)
Amortization of net actuarial loss	42,496	23,941	13,900	8,030	715	9,808	776	11,890	273
Amortization of prior service cost	(12,309)	(11,793)	(8,933)	54	(59)	157	(69)	(1,189)	(560)
Amortization of net obligation at transition	—	—	—	—	105	—	—	—	—
Loss (gain) on settlements and curtailment	2,600	41,456	(2,742)	95	(3)	—	—	88	—

Net periodic benefit cost	¥50,169	¥61,155	¥4,477	¥12,824	¥1,977	¥15,719	¥2,162	¥14,905	¥499

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2013	2014	2015	2013		2014		2015
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	1.55%	1.25%	1.23%	4.73%	4.70%	4.25%	4.01%	4.87%	4.63%
Discount rates in determining benefit obligation	1.25	1.23	0.93	4.25	4.01	4.87	4.63	3.87	3.83
Rates of increase in future compensation level for determining expense	3.31	3.07	3.36	4.60	—	4.58	—	4.64	—
Rates of increase in future compensation level for determining benefit obligation	3.07	3.36	3.23	4.58	—	4.64	—	4.65	—
Expected rates of return on plan assets	2.78	2.83	2.76	6.92	7.50	6.98	7.50	7.06	7.50

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	MUAH		Other than MUAH
	2014(1)	2015(1)	2014(1)	2015(1)
Initial trend rate	7.71%	7.53%	8.00%	7.50%
Ultimate trend rate	4.50%	4.50%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2021	2021	2019	2020

	MUAH		Other than MUAH
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥241	¥(241)	¥111	¥(85)
Effect on postretirement benefit obligation	2,290	(2,652)	2,445	(1,839)

Note:

(1)	Fiscal years of MUAH and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2013 and 2014, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2014 and 2015:

	Domestic subsidiaries				Foreign offices and subsidiaries
	2014			2015	2014		2015
	Non-contributory pension benefits and SIP	Contributory pension benefits		Non-contributory pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,433,161	¥404,427		¥1,666,651	¥283,224	¥30,002	¥345,881	¥34,346
Service cost	36,147	3,162		37,540	12,215	1,526	13,095	1,222
Interest cost	17,448	5,016		19,794	13,467	1,352	15,966	1,501
Plan participants’ contributions	—	—		—	5	648	6	782
Acquisitions/ Divestitures	(807)	—		(40)	9,359	—	—	—
Amendments	(32)	—		39	980	—	(18,093)	(3,104)
Actuarial loss (gain)	26,417	(8,984)		180,682	(24,716)	(2,966)	82,807	6,776
Benefits paid	(55,608)	(11,202)		(66,820)	(9,851)	(2,136)	(12,221)	(2,493)
Lump-sum payment	(14,313)	—		(15,623)	(158)	—	(578)	—
Translation adjustments and other	224,238 (1)	(392,419	)(1)	—	61,356	5,920	53,372	5,561

Benefit obligation at end of fiscal year	1,666,651	—		1,822,223	345,881	34,346	480,235	44,591

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,462,406	458,171		2,004,329	233,081	18,185	368,095	25,845
Actual return on plan assets	124,355	34,472		326,753	43,561	3,611	29,045	1,503
Employer contributions	31,640	12,843		40,774	41,423	1,313	16,842	1,549
Acquisitions/ Divestitures	176	—		57	—	—	—	—
Plan participants’ contributions	—	—		—	5	648	6	782
Benefits paid	(55,608)	(11,202)		(66,820)	(9,851)	(2,136)	(12,221)	(2,493)
Translation adjustments and other	441,360 (1)	(494,284	)(1)	—	59,876	4,224	50,226	3,904

Fair value of plan assets at end of fiscal year	2,004,329	—		2,305,093	368,095	25,845	451,993	31,090

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥357,817	¥—		¥498,504	¥54,600	¥—	¥16,373	¥—
Accrued benefit cost	(20,139)	—		(15,634)	(32,386)	(8,501)	(44,615)	(13,501)

Net amount recognized	¥337,678	¥—		¥482,870	¥22,214	¥(8,501)	¥(28,242)	¥(13,501)

Note:

(1)	MUTB separated the substitutional portion of its contributory CDBP and transferred the related obligation and assets to the Japanese government. The transferred obligation and assets to the Japanese government were ¥169,951 million and ¥52,971 million, respectively. Subsequent to the separation process, MUTB transferred the remaining corporate portion of its contributory CDBP into a non-contributory CDBP. The transferred obligation and assets to the non-contributory CDBP were ¥224,238 million and ¥441,313 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans at March 31, 2014 and 2015 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2014	2015	2014	2015
	(in millions)
Aggregated accumulated benefit obligations	¥1,639,563	¥1,784,570	¥318,971	¥458,662

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2014 and 2015 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2014	2015	2014	2015
	(in millions)
Projected benefit obligations	¥55,684	¥20,236	¥57,972	¥110,315
Accumulated benefit obligations	52,578	18,706	54,499	101,053
Fair value of plan assets	37,033	5,475	25,812	65,879

BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥11,234 million, ¥7,358 million and ¥9,285 million, respectively.

The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2014 and 2015:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2014	2015	2014		2015
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥336,312	¥234,190	¥57,474	¥3,585	¥141,359	¥11,891
Prior service cost	(34,787)	(25,814)	1,129	(41)	(17,762)	(2,941)

Gross amount recognized in Accumulated OCI	301,525	208,376	58,603	3,544	123,597	8,950
Taxes	(133,606)	(100,391)	(23,063)	(767)	(48,325)	(2,726)

Net amount recognized in Accumulated OCI	¥167,919	¥107,985	¥35,540	¥2,777	¥75,272	¥6,224

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents OCI for the fiscal years ended March 31, 2014 and 2015:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2014	2015	2014		2015
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(87,227)	¥(90,964)	¥(47,687)	¥(5,130)	¥78,667	¥7,166
Prior service cost arising during the year	—	40	862	—	(18,014)	(3,104)
Losses (gains) due to amortization:
Net actuarial loss	(23,941)	(13,900)	(9,808)	(776)	(11,890)	(273)
Prior service cost	11,793	8,933	(157)	69	1,189	560
Curtailment and settlement	(41,456)	2,742	—	—	(88)	—
Foreign currency translation adjustments	—	—	16,353	1,167	15,130	1,057

Total changes in Accumulated OCI	¥(140,831)	¥(93,149)	¥(40,437)	¥(4,670)	¥64,994	¥5,406

The following table presents the expected amounts that will be amortized from Accumulated OCI as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2016:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥6,543	¥14,090	¥1,003
Prior service cost	(8,009)	(2,272)	(919)

Total	¥(1,466)	¥11,818	¥84

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2015 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	40.7%	0.4%	—%
Japanese debt securities	37.4	—	—
Non-Japanese equity securities	11.2	57.7	70.0
Non-Japanese debt securities	4.5	28.4	30.0
Real estate	—	9.7	—
Short-term assets	6.2	3.8	—

Total	100.0%	100.0%	100.0%

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

MUFG has determined the expected long-term rate of return for each asset category as follows:

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2016 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥53.7 billion
For the pension benefits of foreign offices and subsidiaries	26.9 billion
For the other benefits of foreign offices and subsidiaries	2.8 billion

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2016	¥81,587	¥14,707	¥2,102
2017	82,692	16,378	2,221
2018	82,909	18,082	2,364
2019	82,698	19,654	2,479
2020	83,347	21,403	2,603
Thereafter (2021-2025)	418,026	135,939	14,324

Fair value measurement of the plan assets

The following is a description of the valuation methodologies used for plan assets measured at fair value as well as the classification of the plan assets pursuant to the fair value hierarchy described in Note 31:

Government bonds and other debt securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted prices to measure the fair value of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include Japanese government bonds, most non-Japanese government bonds and certain corporate bonds. When quoted prices are available but not traded actively, such securities are classified in Level 2 of the fair value hierarchy. When quoted prices are not available, the MUFG Group generally estimates fair values by using non-binding prices obtained from independent pricing vendors. Such securities are generally classified in Level 2 of the fair value hierarchy. Level 2 securities include certain non-Japanese government bonds, official institutions bonds and corporate bonds. When there is lack of liquidity for securities or significant inputs adopted to the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Such Level 3 securities mainly consist of non-Japanese corporate bonds.

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

Japanese general accounts of life insurance companies

These instruments are contracts with life insurance companies that guarantee return of a certain level of fixed income, which are mainly invested in assets with low market risk such as Japanese debt securities. They are measured at conversion value and classified in Level 2 of the fair value hierarchy.

Other investments

Other investments mainly consist of call loans and the rest consist of miscellaneous accounts such as deposits with banks and short term investments. These instruments are generally classified in Level 1 or Level 2 of the fair value hierarchy depending on observability of the inputs to measure their fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair value of each major category of plan assets as of March 31, 2014 and 2015:

Pension benefits and SIP Investments:

At March 31, 2014	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥65,309	¥—	¥—	¥65,309	¥—	¥—	¥—	¥—
Non-Japanese government bonds	19,799	2,041	—	21,840	—	13,443	—	13,443
Other debt securities(1)	523	11,798	5,983	18,304	—	52,463	—	52,463
Japanese marketable equity securities(2)	713,152	127	—	713,279	—	—	—	—
Non-Japanese marketable equity securities	12,166	1,122	—	13,288	24,515	—	—	24,515
Japanese pooled funds:
Japanese marketable equity securities(2)	—	26,792	—	26,792	—	—	—	—
Japanese debt securities(1)	—	400,132	—	400,132	—	—	—	—
Non-Japanese marketable equity securities	—	176,710	—	176,710	—	—	—	—
Non-Japanese debt securities	—	91,642	7,342	98,984	—	—	—	—
Other	—	13,026	—	13,026	—	—	—	—

Total pooled funds	—	708,302	7,342	715,644	—	—	—	—

Other investment funds	—	132,105	43,446	175,551	155,637	87,103	26,740	269,480	(4)
Japanese general account of life insurance companies(3)	—	173,398	—	173,398	—	—	—	—
Other investments	2,038	105,678	—	107,716	620	4,673	2,901	8,194

Total	¥812,987	¥1,134,571	¥56,771	¥2,004,329	¥180,772	¥157,682	¥29,641	¥368,095

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2015	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥66,766	¥—	¥—	¥66,766	¥—	¥—	¥—	¥—
Non-Japanese government bonds	23,315	3,602	—	26,917	—	18,918	—	18,918
Other debt securities(1)	461	12,766	5,948	19,175	—	69,991	—	69,991
Japanese marketable equity securities(2)	879,042	16	—	879,058	—	—	—	—
Non-Japanese marketable equity securities	14,500	1,325	—	15,825	35,539	755	—	36,294
Japanese pooled funds:
Japanese marketable equity securities(2)	—	69,260	—	69,260	—	—	—	—
Japanese debt securities(1)	—	349,937	—	349,937	—	—	—	—
Non-Japanese marketable equity securities	—	201,539	—	201,539	—	—	—	—
Non-Japanese debt securities	—	104,576	8,603	113,179	—	—	—	—
Other	—	88,212	—	88,212	—	—	—	—

Total pooled funds	—	813,524	8,603	822,127	—	—	—	—

Other investment funds	—	143,063	44,684	187,747	176,983	100,468	34,137	311,588	(4)
Japanese general account of life insurance companies(3)	—	169,776	—	169,776	—	—	—	—
Other investments	1,992	115,710	—	117,702	2,946	7,948	4,308	15,202

Total	¥986,076	¥1,259,782	¥59,235	¥2,305,093	¥215,468	¥198,080	¥38,445	¥451,993

Notes:

(1)	These debt securities include debt securities issued by the MUFG Group in the amount of ¥401 million (0.02% of plan assets) and ¥784 million (0.03% of plan assets) to the pension benefits and SIPs at March 31, 2014 and 2015, respectively.
(2)	Japanese marketable equity securities include common stocks issued by the MUFG Group in the amount of ¥7,354 million (0.31% of plan assets) and ¥4,457 million (0.16% of plan assets) to the pension benefits and SIPs at March 31, 2014 and 2015, respectively.
(3)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.24% from April 1, 2013 to March 31, 2014 and 1.24% from April 1, 2014 to March 31, 2015.
(4)	Other investment funds of the foreign offices and subsidiaries are mainly comprised of ¥148,360 million of mutual funds and ¥25,486 million of real estate funds, and of ¥171,395 million of mutual funds and ¥32,554 million of real estate funds, which were held by MUAH at December 31, 2013 and 2014, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other post retirement plan investments:

	Foreign offices and subsidiaries
	March 31, 2014				March 31, 2015
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Other debt securities	¥—	¥5,548	¥—	¥5,548	¥—	¥7,321	¥—	¥7,321
Non-Japanese marketable equity securities	—	—	—	—	—	58	—	58
Other investment funds(1)	13,531	—	—	13,531	15,762	—	—	15,762
Other investments	—	6,766	—	6,766	—	7,949	—	7,949

Total	¥13,531	¥12,314	¥—	¥25,845	¥15,762	¥15,328	¥—	¥31,090

Note:

(1)	Other investment funds mainly consist of mutual funds and common collective funds.

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2014 and 2015:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2013	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2014
	(in millions)
Other debt securities	¥6,134	¥(4)	¥(85)	¥(12)	¥—	¥(50)	¥5,983
Japanese pooled funds:
Non-Japanese debt securities	6,846	—	483	13	—	—	7,342

Total pooled funds	6,846	—	483	13	—	—	7,342

Other investment funds	48,631	(2,616)	1,381	(3,950)	—	—	43,446

Total	¥61,611	¥(2,620)	¥1,779	¥(3,949)	¥—	¥(50)	¥56,771

	Foreign offices and subsidiaries
Assets category	March 31, 2013	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2014
	(in millions)
Other investment funds	¥14,486	¥—	¥6,688	¥5,566	¥—	¥—	¥26,740
Other investments	1,983	11	864	43	—	—	2,901

Total	¥16,469	¥11	¥7,552	¥5,609	¥—	¥—	¥29,641

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Domestic subsidiaries
Assets category	March 31, 2014	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2015
	(in millions)
Other debt securities	¥5,983	¥(2)	¥92	¥(85)	¥—	¥(40)	¥5,948
Japanese pooled funds:
Non-Japanese debt securities	7,342	—	1,020	241	—	—	8,603

Total pooled funds	7,342	—	1,020	241	—	—	8,603

Other investment funds	43,446	(609)	3,696	(2,592)	743	—	44,684

Total	¥56,771	¥(611)	¥4,808	¥(2,436)	¥743	¥(40)	¥59,235

	Foreign offices and subsidiaries
Assets category	March 31, 2014	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2015
	(in millions)
Other investment funds	¥26,740	¥—	¥7,343	¥54	¥—	¥—	¥34,137
Other investments	2,901	158	1,135	114	—	—	4,308

Total	¥29,641	¥158	¥8,478	¥168	¥—	¥—	¥38,445

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2013, 2014 and 2015 was ¥6,396 million, ¥8,443 million and ¥12,041 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2014 and 2015 were as follows:

	2014	2015
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥2,073,499	¥358,302
Other	1,135,009	1,146,057
Investments in equity method investees	1,620,168	2,048,581
Prepaid benefit cost (Note 13)	412,417	514,877
Cash collateral pledged (Note 8)	1,045,851	1,716,302
Other	1,731,642	1,899,171

Total	¥8,018,586	¥7,683,290

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥583,845	¥1,500,429
Other	1,499,191	1,420,680
Deferred tax liabilities	253,714	912,422
Allowance for off-balance sheet credit instruments	69,871	73,329
Accrued benefit cost (Note 13)	61,026	73,750
Guarantees and indemnifications	44,824	45,268
Cash collateral received (Note 8)	454,506	906,456
Accrued and other liabilities	2,640,034	2,935,060

Total	¥5,607,011	¥7,867,394

Investments in equity method investees include marketable equity securities carried at ¥1,033,806 million and ¥1,375,791 million at March 31, 2014 and 2015, respectively. Corresponding aggregated market values were ¥1,789,053 million and ¥2,348,395 million, respectively. Marketable equity securities include Morgan Stanley’s common stocks carried at ¥825,385 million and ¥1,123,683 million at March 31, 2014 and 2015, respectively. As of March 31, 2015, the MUFG Group held approximately 21.9% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥163,520 million and ¥159,851 million at March 31, 2014 and 2015, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥14,635 million, ¥32,824 million and ¥102 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized Financial Information of the MUFG Group’s equity method investees

Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2014 and 2015, and for each of the three years ended March 31, 2015 is as follows:

	2014	2015
	(in billions)
Trading assets	¥26,712	¥31,143
Securities purchased under agreements to resell	11,072	10,963
Securities borrowed	15,190	18,069
Total assets	85,566	99,633
Trading liabilities	11,485	15,028
Securities sold under agreements to repurchase and Securities loaned	15,083	10,457
Long-term borrowings	15,785	18,692
Total liabilities	78,334	90,564
Nonredeemable noncontrolling interests	329	157

	2013	2014	2015
	(in billions)
Net revenues	¥2,271	¥3,333	¥3,875
Total non-interest expenses	2,105	2,812	3,449
Income from continuing operations before income taxes	166	521	426
Net income applicable to Morgan Stanley	100	349	459

Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2014 and 2015, and for each of the three years ended March 31, 2015 is as follows:

	2014	2015
	(in billions)
Net loans	¥9,493	¥10,082
Total assets	16,277	18,063
Deposits	4,674	5,475
Total liabilities	12,247	13,766
Noncontrolling interests	457	581

	2013	2014	2015
	(in billions)
Total interest income	¥444	¥543	¥590
Total interest expense	92	165	198
Net interest income	352	378	392
Provision for credit losses	55	59	73
Income before income tax expense	163	214	248
Net income	124	159	194

15.	OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2014 and 2015, the gross and net of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amount subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sheet. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2014	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥11,810	¥—	¥11,810	¥(9,552)	¥(360)	¥1,898
Receivables under resale agreements	10,346	(3,046)	7,300	(6,502)	(7)	791
Receivables under securities borrowing transactions	4,210	—	4,210	(3,614)	—	596

Total	¥26,366	¥(3,046)	¥23,320	¥(19,668)	¥(367)	¥3,285

Financial liabilities:
Derivative liabilities	¥11,765	¥—	¥11,765	¥(9,437)	¥(984)	¥1,344
Payables under repurchase agreements(1)	24,674	(3,046)	21,628	(21,345)	(5)	278
Payables under securities lending transactions	5,521	—	5,521	(4,795)	(9)	717
Obligations to return securities received as collateral	3,971	—	3,971	(220)	—	3,751

Total	¥45,931	¥(3,046)	¥42,885	¥(35,797)	¥(998)	¥6,090

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
At March 31, 2015				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥16,723	¥—	¥16,723	¥(13,145)	¥(732)	¥2,846
Receivables under resale agreements	10,184	(2,911)	7,273	(6,137)	—	1,136
Receivables under securities borrowing transactions	4,660	—	4,660	(4,227)	—	433

Total	¥31,567	¥(2,911)	¥28,656	¥(23,509)	¥(732)	¥4,415

Financial liabilities:
Derivative liabilities	¥16,924	¥—	¥16,924	¥(12,930)	¥(1,475)	¥2,519
Payables under repurchase agreements(1)	24,815	(2,911)	21,904	(21,710)	(3)	191
Payables under securities lending transactions	8,205	—	8,205	(5,808)	(16)	2,381
Obligations to return securities received as collateral	2,651	—	2,651	(273)	—	2,378

Total	¥52,595	¥(2,911)	¥49,684	¥(40,721)	¥(1,494)	¥7,469

Note:

(1)	Payables under repurchase agreements in the above table include those under long-term repurchase agreements of ¥360,220 million and ¥1,175,858 million at March 31, 2014 and 2015, respectively, which are included in Long-term debt in the accompanying consolidated balance sheets.

16.	PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, 200,000,000 shares of Class 7 Preferred Stock and 1,000 shares of Class 11 Preferred Stock without par value as of March 31, 2015.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The number of shares of preferred stock issued and outstanding at March 31, 2013, 2014 and 2015 was as follows:

	Outstanding at March 31, 2013	Net change	Outstanding at March 31, 2014	Net change	Outstanding at March 31, 2015
	(number of shares)
Preferred stock:
Class 5	156,000,000	—	156,000,000	(156,000,000)	—
Class 11	1,000	—	1,000	(1,000)	—

Total	156,001,000	—	156,001,000	(156,001,000)	—

None of the Class 6 and 7 Preferred Stock has been issued.

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2013, 2014 and 2015 was as follows:

	Aggregate amount at March 31, 2013	Net change	Aggregate amount at March 31, 2014	Net change	Aggregate amount at March 31, 2015
	(in millions)
Preferred stock:
Class 5	¥390,000	¥—	¥390,000	¥(390,000)	¥—
Class 11	1	—	1	(1)	—

Total	¥390,001	¥—	¥390,001	¥(390,001)	¥—

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 1, 2014, MUFG acquired all of the First Series of Class 5 Preferred Stock, and canceled all of the acquired shares. The acquisition price was ¥2,500 per share, totaling ¥390,000 million.

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

On August 1, 2014, 1,000 shares of Class 11 Preferred Stock were acquired in exchange for 1,245 shares of common stock, and those Preferred Stock had been recorded as Treasury stock.

On August 29, 2014, 1,000 shares of Class 11 Preferred Stock were retired.

These retirements of Class 5 and Class 11 Preferred Stock were accounted for by decreasing Capital surplus by ¥390,001 million. As of March 31, 2015, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheet consisted of only common stock.

17.	COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
	(shares)
Balance at beginning of fiscal year	14,154,534,220	14,158,585,720	14,164,026,420
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	4,051,500	5,440,700	4,827,400

Balance at end of fiscal year	14,158,585,720	14,164,026,420	14,168,853,820

Under the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Company Law. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by BTMU and MUTB at March 31, 2015, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.

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

As for Capital surplus, the fee retained by MUFG’s subsidiary as underwriting compensation, net of stock issuance expense, was included in the total Capital surplus balance.

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

From November 17, 2014 to December 18, 2014, MUFG repurchased 148,595,500 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2014. The repurchase plan, as authorized by the Board of Directors of MUFG, allowed for the repurchase of an aggregate amount of up to 180,000,000 shares, which represents the equivalent of 1.27% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2015, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from the MUFG’s shareholders’ equity.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MUFG’s amount available for dividends, at March 31, 2015, was ¥4,202,116 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains on investment securities:
Balance at beginning of fiscal year	¥482,434	¥1,106,316	¥1,272,723
Net change during the fiscal year	623,882	166,407	1,031,832

Balance at end of fiscal year	¥1,106,316	¥1,272,723	¥2,304,555

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥(1,253)	¥2,170	¥1,809
Net change during the fiscal year	3,423	(361)	899

Balance at end of fiscal year	¥2,170	¥1,809	¥2,708

Defined benefit plans:
Balance at beginning of fiscal year	¥(401,923)	¥(322,537)	¥(206,336)
Net change during the fiscal year	79,386	116,201	18,696

Balance at end of fiscal year	¥(322,537)	¥(206,336)	¥(187,640)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(675,658)	¥(211,602)	¥289,486
Net change during the fiscal year	464,056	501,088	658,146

Balance at end of fiscal year	¥(211,602)	¥289,486	¥947,632

Balance at end of fiscal year	¥574,347	¥1,357,682	¥3,067,255

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013			2014			2015
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains on investment securities	¥1,108,665	¥(390,387)	¥718,278	¥453,494	¥(178,200)	¥275,294	¥1,721,877	¥(625,204)	¥1,096,673
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(143,664)	53,856	(89,808)	(215,553)	81,778	(133,775)	(143,899)	47,043	(96,856)

Net change	965,001	(336,531)	628,470	237,941	(96,422)	141,519	1,577,978	(578,161)	999,817
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			4,588			(24,888)			(32,015)

Net unrealized gains on investment securities attributable to Mitsubishi UFJ Financial Group			623,882			166,407			1,031,832

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains on derivatives qualifying for cash flow hedges	6,850	(2,693)	4,157	3,615	(1,419)	2,196	13,853	(5,448)	8,405
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(1,210)	476	(734)	(4,211)	1,654	(2,557)	(12,363)	4,857	(7,506)

Net change	5,640	(2,217)	3,423	(596)	235	(361)	1,490	(591)	899
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—			—

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			3,423			(361)			899

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2013			2014			2015
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Defined benefit plans:
Defined benefit plans	81,568	(27,506)	54,062	122,644	(45,709)	76,935	12,176	(2,052)	10,124
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	41,642	(15,707)	25,935	64,519	(23,806)	40,713	12,716	(3,913)	8,803

Net change	123,210	(43,213)	79,997	187,163	(69,515)	117,648	24,892	(5,965)	18,927
Defined benefit plans attributable to noncontrolling interests			611			1,447			231

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			79,386			116,201			18,696

Foreign currency translation adjustments:
Foreign currency translation adjustments	437,485	406	437,891	557,941	(50,516)	507,425	782,744	(94,616)	688,128
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	48,311	(18,943)	29,368	1,603	(898)	705	1,109	(719)	390

Net change	485,796	(18,537)	467,259	559,544	(51,414)	508,130	783,853	(95,335)	688,518
Foreign currency translation adjustments attributable to noncontrolling interests			3,203			7,042			30,372

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			464,056			501,088			658,146

Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥1,170,747			¥783,335			¥1,709,573

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal years ended March 31, 2014 and 2015:

Fiscal year ended March 31, 2014 Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(218,150)		Investment securities gains—net
Impairment losses on investment securities	2,622		Investment securities gains—net
Other	(25)

	(215,553)		Total before tax
	81,778		Income tax expense

	¥(133,775)		Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(4,289)		Interest income on Loans, including fees
Other	78

	(4,211)		Total before tax
	1,654		Income tax expense

	¥(2,557)		Net of tax

Defined benefit plans
Net actuarial loss	¥34,525	(1)
Prior service cost	(11,705	)(1)
Loss on settlements and curtailment, and other	41,699	(1)

	64,519		Total before tax
	(23,806)		Income tax expense

	¥40,713		Net of tax

Foreign currency translation adjustments	¥1,603		Other non-interest expenses

	1,603		Total before tax
	(898)		Income tax expense

	¥705		Net of tax

Total reclassifications for the period	¥(153,642)		Total before tax
	58,728		Income tax expense

	¥(94,914)		Net of tax

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal year ended March 31, 2015 Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(147,702)		Investment securities gains—net
Impairment losses on investment securities	4,014		Investment securities gains—net
Other	(211)

	(143,899)		Total before tax
	47,043		Income tax expense

	¥(96,856)		Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(12,117)		Interest income on Loans, including fees
Other	(246)

	(12,363)		Total before tax
	4,857		Income tax expense

	¥(7,506)		Net of tax

Defined benefit plans
Net actuarial loss	¥26,063	(1)
Prior service cost	(10,682	)(1)
Loss (gain) on settlements and curtailment, and other	(2,665	)(1)

	12,716		Total before tax
	(3,913)		Income tax expense

	¥8,803		Net of tax

Foreign currency translation adjustments	¥1,109		Other non-interest expenses

	1,109		Total before tax
	(719)		Income tax expense

	¥390		Net of tax

Total reclassifications for the period	¥(142,437)		Total before tax
	47,268		Income tax expense

	¥(95,169)		Net of tax

Note:

(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 13 for more information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.	NONCONTROLLING INTERESTS

Deconsolidation of Subsidiaries

The gains and losses due to deconsolidation of subsidiaries were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively, in the accompanying consolidated statements of income. The amount of net losses was ¥17,585 million for the fiscal year ended March 31, 2013, the amount of net gains was ¥3,142 million for the fiscal year ended March 31, 2014 and the amount of net losses was ¥22,736 million for the fiscal year ended March 31, 2015, respectively.

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the fiscal years ended March 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥1,069,124	¥1,015,393	¥1,531,127
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders (Note 2)	(30,655)	—	—
Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (Note 2)	—	13,839	—
Integration of BTMU’s Bangkok Branch with Krungsri (Note 2)	—	—	(15,269)
Other	(412)	204	484

Net transfers from (to) the noncontrolling interest shareholders	(31,067)	14,043	(14,785)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥1,038,057	¥1,029,436	¥1,516,342

21.	REGULATORY CAPITAL REQUIREMENTS

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by its foreign offices, from March 31, 2014 until March 30, 2015, the required minimum capital ratio is 4.0% for Common Equity Tier 1, 5.5% for Tier 1, and 8.0% for total capital, from March 31, 2015 until March 30, 2016, the required minimum capital ratio is 4.5% for Common Equity Tier 1, 6.0% for Tier 1, and 8.0% for total capital, and the requirement will be raised progressively over time.

The Basel Committee on Banking Supervision (“BCBS”) of the Bank for International Settlements (“BIS”) sets capital adequacy standards for all internationally active banks to ensure minimum levels of capital.

The Basel Committee revised the 1988 Accord (“Basel I”) in June 2004 and released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (“Basel II”). In addition, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2014 and 2015 in accordance with Basel III.

Capital Ratios

Basel III, the same as Basel II, is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The framework of the 1988 Accord, Basel I is improved and expanded to be included in “minimum capital requirements” as the first pillar of Basel II and Basel III.

As for the denominator of the capital ratio, the Basel framework provides the following risk based approaches and a range of options for determining risk-weighted assets.

“Credit Risk”

The Basel framework provides options for determining the risk-weighted assets for credit risk to allow banks to select approaches that are most appropriate for their level of risk assessment. Banks choose one of three approaches: “Standardized Approach,” “Foundation Internal Ratings-Based Approach” or “Advanced Internal Ratings-Based Approach (“AIRB”).”

“Market Risk”

In the “Amendment to the Capital Accord to incorporate market risks” of the year 1996, a choice between two methodologies “the Standardized Measurement Method” and “Internal Models Approach” is permitted. “Combination of Internal Models Approach and the Standardized Measurement Method” is also allowed under certain conditions. This is unchanged in Basel III.

“Operational Risk”

Operational risk, which is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, is newly added in Basel II. The Basel framework presents three methods for calculating operational risk capital charges: (i) the Basic Indicator Approach; (ii) the Standardized Approach; or (iii) Advanced Measurement Approaches (“AMA”). Banks adopt one of the three approaches to determine the risk-weighted assets for operational risk.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Banks need to obtain approval from their supervisors prior to adopting the following approaches to calculate capital requirements for each risk:

•	the Internal Ratings-Based Approach for credit risk

•	the Internal Models Approach for market risk

•	the Standardized Approach and AMA for operational risk

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

On the other hand, as for the numerator of the capital ratio, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing applicable capital components by risk-weighted assets. Tier 1 capital is redefined, and consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of common stocks, capital surplus, retained earnings, and Accumulated OCI. Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined-benefit pension fund assets will be deducted from Common Equity Tier 1. The amount of adjustments to be deducted will increase progressively over time. Additional Tier 1 capital generally consists of Basel III compliant preferred securities, other capital that meets Tier I requirements under Basel II standards, and net of regulatory adjustments. Subject to transitional measures, adjustments are made to Additional Tier 1 capital for items including intangible fixed assets, such as goodwill, and foreign currency translation adjustments, with the amounts of such adjustments to Additional Tier 1 capital progressively decreasing over time. Tier 2 capital generally consists of Basel III compliant deferred obligations, such as subordinated debts, capital that meet Tier II requirements under Basel II standards, certain allowances for credit losses and noncontrolling interests in subsidiaries’ Tier 2 instruments. Subject to transitional measures, certain items including 45% of unrealized profit on Available-for-sale securities and revaluation of land are deducted from Tier 2 capital with the deduction amounts progressively decreasing over time. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

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
	(in millions, except percentages)
Consolidated:
At March 31, 2014:
Total capital (to risk-weighted assets):
MUFG	¥15,394,342	15.53%	¥7,926,746	8.00%
BTMU	12,256,176	15.57	6,294,248	8.00
MUTB	2,057,338	18.38	895,051	8.00
Tier1 capital (to risk-weighted assets):
MUFG	12,341,870	12.45	5,449,638	5.50
BTMU	9,611,553	12.21	4,327,295	5.50
MUTB	1,652,410	14.76	615,347	5.50
Common Equity Tier1 capital (to risk-weighted assets):
MUFG	11,153,032	11.25	3,963,373	4.00
BTMU	8,696,589	11.05	3,147,124	4.00
MUTB	1,590,690	14.21	447,525	4.00
At March 31, 2015:
Total capital (to risk-weighted assets):
MUFG	¥17,552,332	15.68%	¥8,952,125	8.00%
BTMU	13,730,706	15.61	7,034,576	8.00
MUTB	2,336,773	19.15	975,763	8.00
Tier1 capital (to risk-weighted assets):
MUFG	14,130,341	12.62	6,714,094	6.00
BTMU	10,848,856	12.33	5,275,932	6.00
MUTB	1,861,451	15.26	731,822	6.00
Common Equity Tier1 capital (to risk-weighted assets):
MUFG	12,466,619	11.14	5,035,570	4.50
BTMU	9,571,860	10.88	3,956,949	4.50
MUTB	1,793,578	14.70	548,867	4.50
Stand-alone:
At March 31, 2014:
Total capital (to risk-weighted assets):
BTMU	¥11,582,199	17.52%	¥5,287,273	8.00%
MUTB	2,068,948	18.51	893,909	8.00
Tier1 capital (to risk-weighted assets):
BTMU	9,087,335	13.74	3,635,000	5.50
MUTB	1,606,684	14.37	614,563	5.50
Common Equity Tier1 capital (to risk-weighted assets):
BTMU	7,854,651	11.88	2,643,636	4.00
MUTB	1,533,733	13.72	446,955	4.00
At March 31, 2015:
Total capital (to risk-weighted assets):
BTMU	¥12,466,987	17.23%	¥5,785,339	8.00%
MUTB	2,318,909	19.16	967,936	8.00
Tier1 capital (to risk-weighted assets):
BTMU	9,791,887	13.54	4,339,004	6.00
MUTB	1,803,581	14.90	725,952	6.00
Common Equity Tier1 capital (to risk-weighted assets):
BTMU	8,611,200	11.90	3,254,253	4.50
MUTB	1,736,419	14.35	544,464	4.50

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

At March 31, 2014, MUMSS’s capital accounts less certain fixed assets of ¥377,325 million on a stand-alone basis and ¥400,570 million on a consolidated basis, were 291.5% and 293.7% of the total amounts equivalent to market, counterparty credit and operations risks, respectively. At March 31, 2015, its capital accounts less certain fixed assets of ¥398,244 million on a stand-alone basis and ¥426,091 million on a consolidated basis, were 299.9% and 302.0% of the total amounts equivalent to market, counterparty credit and operations risks, respectively. During the fiscal year ended March 31, 2014, Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. became MUMSS’s consolidated subsidiary, and therefore was included in the calculation of the amounts and the ratios on a consolidated basis at March 31, 2014 and 2015.

Management believes, as of March 31, 2015, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

Note:

MUMSS’scapital ratio calculated as a percentage of capital accounts less certain fixed assets against amounts equivalent to market, counterparty credit and operations risks at March 31, 2014 has been restated from 292.9% to 291.5% on a stand-alone basis, and from 295.0% to 293.7% on a consolidated basis.

United States of America

In the United States of America, MUAH and its banking subsidiary MUB, BTMU’s largest subisidiaries operating outside Japan, are subject to various regulatory capital requirements administered by the U. S. Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUAH’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, MUAH and MUB must meet specific capital guidelines that involve quantitative measures of MUAH’s and MUB’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. MUAH’s capital amounts and MUB’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies such as MUAH. MUB is subject to laws and regulations that limit the amount of dividends MUB can pay to MUAH.

Quantitative measures established by regulation to help ensure capital adequacy require MUAH and MUB to maintain minimum amounts and ratios (set forth in the tables below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to quarterly average assets (as defined).

In July 2013, the Board of Governors of the Federal Reserve System and the other U.S. Federal banking agencies adopted final rules making significant changes to the U.S. regulatory capital framework for U.S. banking organizations (U.S. Basel III). The final rules are intended to conform this framework to the BCBS’ current international regulatory capital accord (Basel III). These rules replace the U.S. Federal banking agencies’ general risk-based capital rules (commonly known as “Basel I”), advanced approaches rules (commonly known

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as “Basel II”) that are applicable to certain large banking organizations (including MUB), and leverage rules, and are subject to certain transition provisions. Among other requirements, the U.S. Basel III rules revise the definition of capital, increase minimum capital ratios, and introduce a minimum Common Equity Tier 1 capital ratio of 4.5% and a capital conservation buffer of 2.5% (for a total minimum Common Equity Tier 1 capital ratio of 7.0%) and a potential countercyclical buffer of up to 2.5%, which would be imposed by regulators at their discretion if it is determined that a period of excessive credit growth is contributing to an increase in financial institution systemic risk; mandate a Tier 1 leverage ratio of 4% and introduce, for large and internationally active bank holding companies, a Tier 1 Supplementary Leverage Ratio that is currently set at 3% and which incorporates off-balance sheet exposures; revise Basel I rules for calculating risk-weighted assets under a standardized approach; modify the existing Basel II advanced approaches rules for calculating risk-weighted assets under U.S. Basel III; and eliminate, for advanced approaches institutions, over a four-year phase-in period beginning on January 1, 2014, the Accumulated OCI or loss exclusion that had applied under Basel I and Basel II rules.

As of December 2014, MUAH received approval from the Board of Governors of the Federal Reserve System to opt-out of the advanced approaches rules for the holding company. MUAH is required to comply with the final U.S. Basel III capital rules beginning January 2015, with certain provisions subject to a phase-in period, while MUB continues to be subject to the final U.S. Basel III capital rules which became effective for advanced approaches institutions on January 1, 2014. The U.S. Basel III capital rules are scheduled to be substantially phased in by January 1, 2019. As the rules were only recently finalized, the interpretations and assumptions MUAH uses in estimating its calculations may change as it continues its review and interacts with the U.S. Federal banking agencies.

The figures on the tables below are calculated according to Basel I as MUAH does not meet the criteria in the new U.S. rules which would make adoption of the new Basel III rules mandatory. MUAH’s and the MUB’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2013 (U.S. Basel I):
Total capital (to risk-weighted assets)	$13,499	14.61%	$7,393	8.00%
Tier I capital (to risk-weighted assets)	11,471	12.41	3,696	4.00
Tier I capital (to quarterly average assets)(1)	11,471	11.27	4,073	4.00
At December 31, 2014 (U.S. Basel I):
Total capital (to risk-weighted assets)	$14,246	14.74%	$7,733	8.00%
Tier I capital (to risk-weighted assets)	12,367	12.79	3,867	4.00
Tier I capital (to quarterly average assets)(1)	12,367	11.25	4,396	4.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUB:
At December 31, 2013 (U.S. Basel I):
Total capital (to risk-weighted assets)	$12,990	14.91%	$6,970	8.00%	$8,713	10.00%
Tier I capital (to risk-weighted assets)	11,274	12.94	3,485	4.00	5,228	6.00
Tier I capital (to quarterly average assets)(1)	11,274	11.13	4,051	4.00	5,063	5.00
At December 31, 2014 (U.S. Basel III):
Total capital (to risk-weighted assets)	$13,656	14.78%	$7,389	8.00%	$9,237	10.00%
Tier I capital (to risk-weighted assets)	12,088	13.09	5,080	5.50	5,542	6.00
Tier I capital (to quarterly average assets)(1)	12,088	11.09	4,361	4.00	5,452	5.00
Common Equity Tier I capital (to risk-weighted assets)	12,087	13.09	n/a	n/a	n/a	n/a

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2014, that MUAH and MUB met all capital adequacy requirements to which they are subject.

As of December 31, 2013 and 2014, the notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized MUB as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” MUB must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I capital to quarterly average assets of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed MUB’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥1,069,124	¥1,015,393	¥1,531,127
Income allocable to preferred shareholders:
Cash dividends paid	(17,940)	(17,940)	(8,970)
Changes in a foreign affiliated company’s interests in its subsidiary	—	(3,301)	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	1,051,184	994,152	1,522,157

Effect of dilutive instruments:
Stock options and restricted stock units—Morgan Stanley	(336)	(1,875)	(2,360)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥1,050,848	¥992,277	¥1,519,797

	2013	2014	2015
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	14,148,060	14,158,698	14,118,469
Effect of dilutive instruments:
Convertible preferred stock	1	1	1
Stock options	21,019	21,381	19,175

Weighted average common shares for diluted computation	14,169,080	14,180,080	14,137,645

	2013	2014	2015
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥74.30	¥70.21	¥107.81

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥74.16	¥69.98	¥107.50

In computing the number of the potentially dilutive common shares for the fiscal years ended March 31, 2013 and 2014, Class 11 Preferred Stock has been based on the conversion price of ¥865.9. On August 1, 2014, all outstanding Class 11 Preferred Stock were mandatorily converted into shares of common stock at a conversion price of ¥802.6. The impact of the mandatory conversion of Class 11 Preferred Stock was reflected in computations of EPS and diluted EPS for the fiscal year ended March 31, 2015.

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

Risk Management Activities

As part of the MUFG Group’s risk management activities, asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. The MUFG Group uses certain derivative financial instruments in order to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. For example, an increase or a decrease in interest income and interest expense on hedged variable rate assets and liabilities as a result of interest rate fluctuations are expected to substantially offset the variability in earnings by gains and losses on the derivative instruments that are linked to these hedged assets and liabilities.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flow Hedges

MUAH used interest rate swaps with a notional amount of ¥1,175.4 billion at December 31, 2014 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans. To the extent effective, payments received (or paid) under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. At December 31, 2014, the weighted average remaining life of the current cash flow hedges was approximately 3.37 years.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in earnings in the period in which they arise. At December 31, 2014, MUAH expects to reclassify approximately ¥10.9 billion of income from Accumulated OCI to net interest income during the year ending December 31, 2015. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations or the addition of other hedges subsequent to December 31, 2014.

Fair Value Hedges

MUAH engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

For fair value hedges, any ineffectiveness is recognized in noninterest expense in the period in which it arises. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offsets with no impact on earnings. For the fiscal year ended December 31, 2014, MUAH recorded gains on the hedging instruments and losses on the hedged liability, both of which were less than ¥1 billion.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2014 and 2015:

	Notional amounts(1)
	2014	2015
	(in trillions)
Interest rate contracts	¥962.5	¥1,131.4
Foreign exchange contracts	169.5	193.1
Equity contracts	3.1	4.1
Commodity contracts	2.5	1.0
Credit derivatives	7.1	6.8
Others	2.7	3.1

Total	¥1,147.4	¥1,339.5

Note:

(1)	Includes both written and purchased positions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives on the Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2014 and 2015:

	Fair value of derivative instruments
	March 31, 2014(1)(5)			March 31, 2015(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥8,616	¥1	¥8,617	¥11,435	¥4	¥11,439
Foreign exchange contracts	2,916	—	2,916	4,867	—	4,867
Equity contracts	149	—	149	250	—	250
Commodity contracts	69	—	69	94	—	94
Credit derivatives	57	—	57	70	—	70
Others(6)	2	—	2	3	—	3

Total derivative assets	¥11,809	¥1	¥11,810	¥16,719	¥4	¥16,723

Derivative liabilities:
Interest rate contracts	¥8,522	¥1	¥8,523	¥11,341	¥—	¥11,341
Foreign exchange contracts	2,999	—	2,999	5,176	—	5,176
Equity contracts	144	—	144	245	—	245
Commodity contracts	60	—	60	96	—	96
Credit derivatives	62	—	62	72	—	72
Others(6)	(23)	—	(23)	(6)	—	(6)

Total derivative liabilities	¥11,764	¥1	¥11,765	¥16,924	¥—	¥16,924

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUAH. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives and Hedged Items on the Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income and Accumulated OCI by accounting designation for the fiscal years ended March 31, 2013, 2014 and 2015:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Fiscal year ended March 31, 2013			Fiscal year ended March 31, 2014			Fiscal year ended March 31, 2015
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥121	¥121	¥—	¥30	¥30	¥—	¥262	¥262
Foreign exchange contracts	(92)	—	(92)	(51)	—	(51)	(217)	—	(217)
Equity contracts	—	(138)	(138)	—	(105)	(105)	—	(255)	(255)
Commodity contracts	—	4	4	—	3	3	—	(6)	(6)
Credit derivatives	—	(11)	(11)	—	(6)	(6)	—	5	5
Others	(2)	(59)	(61)	(2)	(6)	(8)	(1)	(43)	(44)

Total	¥(94)	¥(83)	¥(177)	¥(53)	¥(84)	¥(137)	¥(218)	¥(37)	¥(255)

Gains and losses for derivatives designated as cash flow hedges

	For the fiscal year ended March 31,
	2013	2014	2015
	(in billions)
Gains recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥7	¥3	¥13

Total	¥7	¥3	¥13

Gains reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥1	¥4	¥12

Total	¥1	¥4	¥12

Note:

(1)	Included in Interest income.

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

Credit Derivatives

The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of such credit derivatives primarily include single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these credit derivatives represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2014 and 2015:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2014:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥422,991	¥1,952,552	¥78,741	¥2,454,284	¥(30,634)
Non-investment grade	49,579	180,168	2,750	232,497	1,326
Not rated	1,132	4,221	—	5,353	(74)

Total	473,702	2,136,941	81,491	2,692,134	(29,382)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	940	83,816	166,629	251,385	(3,316)
Non-investment grade	—	—	—	—	—

Total	940	83,816	166,629	251,385	(3,316)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	122,837	339,606	1,000	463,443	(5,520)
Non-investment grade	—	7,407	—	7,407	(779)
Not rated	—	51,527	—	51,527	(487)

Total	122,837	398,540	1,000	522,377	(6,786)

Total index and basket credit default swaps sold	123,777	482,356	167,629	773,762	(10,102)

Total credit default swaps sold	¥597,479	¥2,619,297	¥249,120	¥3,465,896	¥(39,484)

Credit-linked notes(3)	¥—	¥—	¥4,546	¥4,546	¥(4,368)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2015:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥488,541	¥1,743,295	¥63,291	¥2,295,127	¥(34,573)
Non-investment grade	52,903	226,666	5,300	284,869	8,017
Not rated	2,731	439	—	3,170	(45)

Total	544,175	1,970,400	68,591	2,583,166	(26,601)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	—	195,481	109,409	304,890	(6,387)
Non-investment grade	—	2,880	—	2,880	(9)

Total	—	198,361	109,409	307,770	(6,396)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	55,856	273,097	5,000	333,953	(5,225)
Non-investment grade	56,349	—	—	56,349	(180)
Not rated	16,383	76,682	—	93,065	(3,877)

Total	128,588	349,779	5,000	483,367	(9,282)

Total index and basket credit default swaps sold	128,588	548,140	114,409	791,137	(15,678)

Total credit default swaps sold	¥672,763	¥2,518,540	¥183,000	¥3,374,303	¥(42,279)

Credit-linked notes(3)	¥—	¥—	¥—	¥—	¥—

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Fair value amounts shown represent the fair value of the hybrid instruments.

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

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥35 billion and ¥3,048 billion, respectively, at March 31, 2014, and approximately ¥35 billion and ¥2,928 billion, respectively, at March 31, 2015.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2014 and 2015 was approximately ¥2.5 trillion and ¥2.2 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥253 billion and ¥299 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥125 billion and ¥43 billion, respectively, as of March 31, 2014 and ¥132 billion and ¥125 billion, respectively, as of March 31, 2015.

24.	OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2014 and 2015. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes guarantees of ¥183.7 billion and ¥263.3 billion at March 31, 2014 and 2015, respectively, which are syndicated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2014:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥3,774	¥2,082	¥1,116	¥576
Performance guarantees	2,571	1,766	727	78
Derivative instruments(1)	68,811	33,281	26,432	9,098
Liabilities of trust accounts	7,751	6,580	343	828

Total	¥82,907	¥43,709	¥28,618	¥10,580

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2015:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥4,550	¥2,567	¥1,440	¥543
Performance guarantees	2,891	1,939	848	104
Derivative instruments(1)	60,935	30,345	21,781	8,809
Liabilities of trust accounts	8,291	6,854	555	882

Total	¥76,667	¥41,705	¥24,624	¥10,338

Note:

(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

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

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2014 and 2015 are excluded from this presentation, as they are disclosed in Note 23.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are the certain agreements with trust creditors that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors limits the trustee’s responsibility to the trust account assets. At March 31, 2014 and 2015, there were liabilities of ¥7,751 billion and ¥8,291 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Carrying Amount

At March 31, 2014 and 2015, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,441,092 million and ¥1,846,712 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,396,178 million and ¥1,801,305 million as of March 31, 2014 and 2015, respectively. Credit derivatives sold by the MUFG Group at March 31, 2014 and 2015 are excluded from this presentation, as they are disclosed in Note 23. In addition, Other liabilities also include an allowance for off-balance sheet instruments of ¥35,457 million and ¥46,751 million at March 31, 2014 and 2015, respectively, related to these transactions.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2014 and 2015. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2014:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,774	¥3,500	¥171	¥9	¥94
Performance guarantees	2,571	2,493	53	8	17

Total	¥6,345	¥5,993	¥224	¥17	¥111

		Amount by borrower grade
At March 31, 2015:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,550	¥4,391	¥146	¥7	¥6
Performance guarantees	2,891	2,816	46	7	22

Total	¥7,441	¥7,207	¥192	¥14	¥28

Notes:

(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2015, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the fair value of securities lent.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2015, approximately 65% of these commitments will expire within one year, 32% from one year to five years and 3% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2014 and 2015:

	2014	2015
	(in billions)
Commitments to extend credit	¥72,240	¥78,737
Commercial letters of credit	855	995
Commitments to make investments	81	62
Other	21	21

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2014 and 2015:

Consolidated VIEs	Consolidated assets
At March 31, 2014:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,202,924	¥30,484	¥117,116	¥1,783	¥762,103	¥5,277,749	¥13,689
Investment funds	2,433,575	46,198	36,076	2,190,419	10,270	—	150,612
Special purpose entities created for structured financing	257,874	1,840	2,794	—	—	236,115	17,125
Repackaged instruments	29,296	—	—	29,296	—	—	—
Securitization of the MUFG Group’s assets	1,473,901	—	—	—	—	1,439,002	34,899
Trust arrangements	1,325,602	—	1,528	139	95,339	1,226,221	2,375
Others	84,882	342	680	—	73	48,914	34,873

Total consolidated assets before elimination	11,808,054	78,864	158,194	2,221,637	867,785	8,228,001	253,573
The amounts eliminated in consolidation	(1,428,412)	(75,697)	(125,036)	(1,883)	(6)	(1,208,348)	(17,442)

Total consolidated assets	¥10,379,642	¥3,167	¥33,158	¥2,219,754	¥867,779	¥7,019,653	¥236,131

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,227,784	¥—	¥5,239,304	¥467,005	¥521,475
Investment funds	87,702	—	—	422	87,280
Special purpose entities created for structured financing	174,055	—	1,993	169,231	2,831
Repackaged instruments	29,181	—	—	29,000	181
Securitization of the MUFG Group’s assets	1,452,857	—	23,800	1,428,202	855
Trust arrangements	1,322,103	1,320,209	—	—	1,894
Others	84,527	—	48,368	36,025	134

Total consolidated liabilities before elimination	9,378,209	1,320,209	5,313,465	2,129,885	614,650
The amounts eliminated in consolidation	(4,196,910)	—	(2,988,582)	(1,163,047)	(45,281)
The amount of liabilities with recourse to the general credit of the MUFG Group	(3,910,836)	(1,320,209)	(2,280,662)	—	(309,965)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥1,270,463	¥—	¥44,221	¥966,838	¥259,404

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2015:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,684,623	¥42,049	¥145,671	¥7,524	¥941,477	¥5,537,704	¥10,198
Investment funds	3,436,571	1,198	183,401	3,033,831	13,481	—	204,660
Special purpose entities created for structured financing	235,840	—	3,752	—	—	206,652	25,436
Repackaged instruments	52,664	—	—	37,664	—	—	15,000
Securitization of the MUFG Group’s assets	1,351,762	—	—	—	—	1,320,562	31,200
Trust arrangements	1,760,389	—	8,591	752	130,960	1,600,302	19,784
Others	58,924	260	692	—	62	31,801	26,109

Total consolidated assets before elimination	13,580,773	43,507	342,107	3,079,771	1,085,980	8,697,021	332,387
The amounts eliminated in consolidation	(1,939,630)	(42,267)	(290,971)	(10,474)	(8,706)	(1,581,132)	(6,080)

Total consolidated assets	¥11,641,143	¥1,240	¥51,136	¥3,069,297	¥1,077,274	¥7,115,889	¥326,307

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,742,899	¥—	¥5,523,847	¥698,500	¥520,552
Investment funds	251,932	—	—	—	251,932
Special purpose entities created for structured financing	133,220	—	373	123,203	9,644
Repackaged instruments	52,561	—	—	51,246	1,315
Securitization of the MUFG Group’s assets	1,327,025	—	22,600	1,303,665	760
Trust arrangements	1,753,476	1,734,749	—	—	18,727
Others	58,162	—	29,791	28,316	55

Total consolidated liabilities before elimination	10,319,275	1,734,749	5,576,611	2,204,930	802,985
The amounts eliminated in consolidation	(4,118,306)	—	(2,685,675)	(1,411,562)	(21,069)
The amount of liabilities with recourse to the general credit of the MUFG Group	(4,955,184)	(1,734,749)	(2,841,342)	(35)	(379,058)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥1,245,785	¥—	¥49,594	¥793,333	¥402,858

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2014 and 2015:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2014:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥16,114,320	¥3,826,653	¥2,879,545	¥1,851	¥512,835	¥2,364,858	¥1	¥217	¥217
Investment funds	24,216,292	844,762	735,423	100,099	300,295	326,860	8,169	—	—
Special purpose entities created for structured financing	27,811,920	3,305,869	2,586,162	138,023	84,964	2,361,243	1,932	1,788	1,788
Repackaged instruments	9,106,418	2,132,268	2,034,180	202,209	1,536,859	295,112	—	—	—
Trust arrangements	26,795	23,680	22,940	—	—	22,940	—	5,471	5,471
Others	50,444,297	2,720,245	2,113,300	129,020	100,000	1,884,280	—	125	125

Total	¥127,720,042	¥12,853,477	¥10,371,550	¥571,202	¥2,534,953	¥7,255,293	¥10,102	¥7,601	¥7,601

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2015:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥22,827,459	¥4,459,028	¥3,332,345	¥2,942	¥642,804	¥2,686,599	¥—	¥15	¥15
Investment funds	49,772,806	1,353,062	1,216,788	174,845	513,659	517,094	11,190	—	—
Special purpose entities created for structured financing	39,438,674	4,528,826	3,337,220	343,966	100,428	2,867,265	25,561	13	13
Repackaged instruments	11,793,462	2,756,196	2,544,899	360,937	1,821,302	362,660	—	—	—
Others	48,391,273	3,415,733	2,549,718	140,185	114,720	2,294,813	—	269	269

Total	¥172,223,674	¥16,512,845	¥12,980,970	¥1,022,875	¥3,192,913	¥8,728,431	¥36,751	¥297	¥297

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

In addition to the entities described above, the MUFG Group participates as a provider of financing to several conduits that are administered by third parties. Most of these conduits are established under a multi-seller asset-backed financing program and the MUFG Group provides financing along with other financial institutions. With respect to these conduits, the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation in the conduits is only to provide financing along with other third-party financial institutions and it does not have the power to direct the activities of the conduits. Consequently, the MUFG Group does not consolidate the conduits.

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

In addition, the MUFG Group is involved with entities, which take in most cases the form of a trust, where originators of financial assets, which primarily comprise lease receivables, entrust the assets with trust banks and receive beneficial certificates of trusts in exchange. The originators then transfer the beneficiary certificates to the MUFG Group in exchange for cash. The originators of the financial assets entrusted continue to be involved

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the assets as servicers. Because the originators are deemed to have the power to direct activities of the entities that most significantly impact the entities’ economic performance through their role as a servicer, the MUFG Group is not considered as the primary beneficiary of these entities. Consequently, the MUFG Group does not consolidate these entities.

The MUFG Group also participates as a provider of financing to the ABL programs that are managed by third parties. The MUFG Group is not considered as the primary beneficiary of the entities used in these programs as the MUFG Group’s participation in the entities is only to provide financing along with other third parties and it does not have the power to direct the activities of the conduits. Consequently, the MUFG Group does not consolidate the entities used in these programs.

Investment Funds

In February 2010, the FASB issued an accounting standards update that indefinitely defers the application of the current guidance for consolidation of VIEs on entities that are deemed as investment companies, which include most of corporate recovery funds, private equity funds, and investment trusts. For VIEs that are considered investment companies, the MUFG Group determines whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

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

Buy-out Financing Vehicles

The MUFG Group provides financing to buy-out vehicles. The buy-out vehicles are established by equity investments from, among others, private equity funds or the management of target companies for the purpose of purchasing the equity shares of target companies. Along with other financial institutions, the MUFG Group provides financing to the buy-out vehicles in the form of loans. While the buy-out vehicles’ equity is normally substantive in its amount and the rights and obligations associated with it, in some cases, the vehicles have equity that is insufficient to absorb expected variability primarily because the amount provided by equity investors is nominal in nature. These vehicles engage in non-investment activities, and are considered as VIEs. Assessment as to whether the MUFG Group is the primary beneficiary is required under the current guidance. In most cases, the MUFG Group’s participation in these vehicles is only to provide financing to the vehicles, and the power to direct the activities that most significantly impact the economic performance of the vehicles is held by the management of target companies. As a result, the MUFG Group is not considered as the primary beneficiary of these vehicles and does not consolidate them.

Other Investment Funds

The MUFG Group’s investments in VIEs through MUAH primarily consist of equity investments in low income housing credit (“LIHC”) structures, designed to generate a return primarily through the realization of federal tax credits. MUAH considers itself as the primary beneficiary of certain types of LIHC investments.

LIHC Unguaranteed Syndicated Investment Funds

MUAH creates the investment funds, serves as the managing investor member, and sells limited investor member interests to third parties. MUAH receives benefits through income from the structuring of these funds,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

servicing fees for managing the funds and, as an investor member, tax benefits and tax credits to reduce the MUAH tax liability. MUAH considers itself to be the primary beneficiary and consolidates them upon adoption of the current guidance because, as a sponsor and managing member of the funds, it has the power to direct activities that most significantly impact the funds’ economic performance and also has the obligation to absorb losses of the funds that could potentially be significant to the funds.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sale and Leaseback Vehicles

The MUFG Group is involved with vehicles that acquire assets, primarily real estate, from the MUFG Group’s clients and other unrelated parties where the sellers of the assets continue to use the assets through leaseback agreements. These vehicles typically take the form of a limited partnership where the general partner effectively has no power to direct the activities that most significantly impact the economic performance because an equity holder of the general partner serves a perfunctory role. Therefore, these vehicles are considered as VIEs. The subordinated financing of these vehicles is usually provided by the sellers of the assets, with the MUFG Group providing senior financing for the vehicles. Because the MUFG Group’s participation in these vehicles is only to provide financing, it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Therefore, the MUFG Group is not considered as the primary beneficiary and does not consolidate them.

Securitization of Client Real Estate Properties

These entities are established for the purpose of securitizing real estate properties held by the MUFG Group’s customers. In most cases, these entities take the form of a limited partnership or a special purpose company. These entities are designed to have non-substantive power to direct the activities that most significantly impact the economic performance because the general partner or an equity holder serves a perfunctory role. The entities are typically funded by senior and subordinated financing where the original owners of the properties provide the subordinated financing, primarily in the form of partnership interests or subordinated notes, and financial institutions, including the MUFG Group, provide senior financing in the form of senior loans. Because the MUFG Group’s participation in these vehicles is only to provide financing, it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Therefore, the MUFG Group is not considered as the primary beneficiary and does not consolidate these entities.

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

Securitization of the MUFG Group’s Assets

The MUFG Group establishes entities to securitize its own financial assets that include, among others, corporate and retail loans and lease receivables. The entities used for securitization, which typically take the form of a special purpose company or a trust, are established by the MUFG Group and, in most cases, issue senior and subordinate interests or financing. After securitization, the MUFG Group typically continues to service securitized assets as a servicer. The MUFG Group may also retain subordinate interests or financing or other interests. The MUFG Group is considered as the primary beneficiary and consolidates the entities used for securitization since it has the obligation to absorb losses through subordinate interests, and also has the power for determining and implementing policies as servicer that give it the ability to manage the entities’ assets that become delinquent or are in default in order to improve the economic performance of the entities.

Trust Arrangements

The MUFG Group offers, primarily through its wholly-owned trust banking subsidiary, MUTB, a variety of trust products and services including securities investment trusts, pension trusts and trusts used as securitization vehicles. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. The trusts are generally considered as VIEs because the trust beneficiaries, who provide all of the equity at risk, usually do not have power to direct the activities that most significantly impact its economic performance in the arrangements. The MUFG Group, however, is not considered as the primary beneficiary, except for the case mentioned below, because it merely receives fees for compensation for its services on terms that are customary for these activities and the fees are insignificant relative to the total amount of the entities’ economic performance and variability. Therefore, the MUFG Group does not consolidate these entities.

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

Others

This category primarily comprises the following:

Financing Vehicles of the MUFG Group’s Customers

The MUFG Group is involved with several entities that are established by the MUFG Group’s customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities effectively work as fund-raising vehicles for their respective group companies and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation in these entities is only to provide financing, and the customers effectively hold the power to direct activities of these entities that most significantly impact the economic performance of the entities. Consequently, the MUFG Group does not consolidate these entities.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26.	COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2015 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2016	¥5,485	¥92,284
2017	4,088	80,334
2018	2,442	70,076
2019	1,394	60,003
2020	794	55,445
2021 and thereafter	4,559	403,058

Total minimum lease payments	¥18,762	¥761,200	(1)

Amount representing interest	(2,611)

Present value of minimum lease payments	¥16,151

Note:

(1)	One of MUFG’s subsidiaries has entered into non-cancelable operating lease agreements which will commence in April, 2016. The total minimum lease payments of ¥31,810 million under these commitments have been included in the above.

Total rental expense for the fiscal years ended March 31, 2013, 2014 and 2015 was ¥99,817 million, ¥103,754 million and ¥108,792 million, respectively.

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Money Lending Business Act which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal). Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Act. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥54,068 million and ¥36,292 million as of March 31, 2014 and 2015, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2013, 2014 and 2015, there was a negative impact of ¥17,014 million, ¥18,014 million and ¥19,743 million, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

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

27.	FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
	(in millions)
Fees and commissions on deposits	¥39,626	¥46,146	¥57,138
Fees and commissions on remittances and transfers	155,192	158,786	168,124
Fees and commissions on foreign trading business	58,905	68,273	71,487
Fees and commissions on credit card business	149,671	157,227	179,669
Fees and commissions on security-related services	217,985	300,050	285,728
Fees and commissions on administration and management services for investment funds	117,141	126,707	141,050
Trust fees	92,525	105,721	106,943
Guarantee fees	55,427	52,634	52,982
Insurance commissions	33,472	39,669	63,344
Fees and commissions on real estate business	28,041	34,715	36,364
Other fees and commissions	212,889	204,188	238,151

Total	¥1,160,874	¥1,294,116	¥1,400,980

Note:

(1)	The table above reflects changes that were made to the components of fees and commissions in the fiscal year ended March 31, 2015. The following components have been redefined in 2015 and certain reclassifications were made between the components: Fees and commissions on deposits, Fees and commissions on remittances and transfers, Fees and commissions on security-related services, Fees and commissions on administration and management services for investment funds and Other fees and commissions. The amounts for the fiscal years ended March 31, 2013 and 2014 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2015.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fees and commissions on deposits consist of fees and commissions charged for deposits transactions such as checking account deposits, deposit and withdrawal services, using automated teller machines, and so on. Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement transactions such as domestic fund remittances, including transactions used by electronic banking, and so on. Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and trade-related financing services related to foreign trading business. Fees and commissions on credit card business consist of fees and commissions related to credit card business such as interchange income, annual fees, royalty and other service charges from franchisees. Fees and commissions on securities-related services primarily consist of fees and commissions for sales and transfers of securities including investment funds, underwriting, brokerage and advisory services, arrangement fees on securitizations, and agency services for the calculation and payment of dividends. Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned from managing investment funds on behalf of the clients. Trust fees consist primarily of fees earned by fiduciary asset management and administration services for corporate pension plans, investment funds, and so on. Guarantee fees consist of fees related to guarantee business such as providing guarantees on residential mortgage loans and other loans. Insurance commissions consist of commissions earned by acting as agent for insurance companies to sell insurance products. Fees and commissions on real estate business primarily consist of fees from real estate agent services. Other fees and commissions include various fees and commissions mainly such as arrangement fees and agent fees excluding the fees mentioned above.

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

Net trading gains (losses) for the fiscal years ended March 31, 2013, 2014 and 2015 were comprised of the following:

	2013	2014	2015
	(in millions)
Interest rate and other derivative contracts	¥(82,684)	¥(84,408)	¥(37,486)
Trading account securities, excluding derivatives	652,960	50,522	1,186,147

Trading account profits (losses)—net	570,276	(33,886)	1,148,661
Foreign exchange derivative contracts(1)	(94,223)	(52,737)	(217,524)

Net trading gains (losses)	¥476,053	¥(86,623)	¥931,137

Note:

(1)	Losses on foreign exchange derivative contracts are included in Foreign exchange losses—net in the accompanying consolidated statements of income. Foreign exchange losses—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

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

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.

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

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUB), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. MUB is one of the largest commercial banks in California by both total assets and total deposits. MUB provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington and also nationally and internationally. MUB’s parent company is MUAH, which is a bank holding company in the United States.

Krungsri—Covers businesses conducted mainly in Thailand by Krungsri. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium enterprises, and large corporations mainly in Thailand.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, Krungsri’s consolidated subsidiaries include the major credit card issuer in Thailand as well as a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand.

Integrated Global Markets Business Group—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Effective April 1, 2014 and October 1, 2014, in order to further streamline and integrate managerial accounting methodologies on a group-wide basis, the MUFG Group made modifications to such methodologies, which mainly affected the Integrated Retail Banking Business Group and the Integrated Global Markets Business Group. These modifications had no impact on total operating profit for the fiscal year ended March 31, 2013 and 2014, but affected net revenue and operating expenses allocations among business segments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2013, 2014 and 2015, respectively:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Krungsri	Integrated Global Markets Business Group	Other	Total
				Other than MUAH	MUAH	Total
	(in billions)
Fiscal year ended March 31, 2013:
Net revenue:	¥1,211.2	¥863.2	¥139.6	¥465.4	¥288.5	¥753.9	¥—	¥759.9	¥(10.9)	¥3,716.9
BTMU and MUTB:	564.5	767.1	56.1	358.4	—	358.4	—	652.7	(8.5)	2,390.3
Net interest income	431.1	382.6	—	181.8	—	181.8	—	259.0	63.5	1,318.0
Net fees	124.8	304.3	56.1	141.6	—	141.6	—	(19.2)	(25.2)	582.4
Other	8.6	80.2	—	35.0	—	35.0	—	412.9	(46.8)	489.9
Other than BTMU and MUTB(1)	646.7	96.1	83.5	107.0	288.5	395.5	—	107.2	(2.4)	1,326.6
Operating expenses	917.3	434.3	88.8	246.8	205.4	452.2	—	142.5	174.2	2,209.3

Operating profit (loss)	¥293.9	¥428.9	¥50.8	¥218.6	¥83.1	¥301.7	¥—	¥617.4	¥(185.1)	¥1,507.6

Fiscal year ended March 31, 2014:
Net revenue:	¥1,296.3	¥924.0	¥159.7	¥567.9	¥375.9	¥943.8	¥—	¥563.2	¥(13.6)	¥3,873.4
BTMU and MUTB:	575.3	800.5	66.0	443.1	—	443.1	—	406.2	(4.4)	2,286.7
Net interest income	403.5	371.1	—	236.0	—	236.0	—	214.1	83.1	1,307.8
Net fees	163.5	331.9	66.0	164.7	—	164.7	—	(23.1)	(56.9)	646.1
Other	8.3	97.5	—	42.4	—	42.4	—	215.2	(30.6)	332.8
Other than BTMU and MUTB(1)	721.0	123.5	93.7	124.8	375.9	500.7	—	157.0	(9.2)	1,586.7
Operating expenses	961.9	438.5	94.8	299.9	266.9	566.8	—	176.5	171.8	2,410.3

Operating profit (loss)	¥334.4	¥485.5	¥64.9	¥268.0	¥109.0	¥377.0	¥—	¥386.7	¥(185.4)	¥1,463.1

Fiscal year ended March 31, 2015:
Net revenue:	¥1,311.3	¥965.2	¥172.2	¥668.6	¥442.4	¥1,111.0	¥240.3	¥609.4	¥(22.5)	¥4,386.9
BTMU and MUTB:	579.4	834.3	70.8	511.3	—	511.3	—	457.0	21.7	2,474.5
Net interest income	375.0	360.7	—	265.6	—	265.6	—	241.0	158.7	1,401.0
Net fees	192.6	369.3	70.8	190.6	—	190.6	—	(34.7)	(90.7)	697.9
Other	11.8	104.3	—	55.1	—	55.1	—	250.7	(46.3)	375.6
Other than BTMU and MUTB(1)	731.9	130.9	101.4	157.3	442.4	599.7	240.3	152.4	(44.2)	1,912.4
Operating expenses	964.2	448.1	102.1	341.0	298.1	639.1	123.7	191.3	243.0	2,711.5

Operating profit (loss)	¥347.1	¥517.1	¥70.1	¥327.6	¥144.3	¥471.9	¥116.6	¥418.1	¥(265.5)	¥1,675.4

Note:

(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2013, 2014 and 2015 above to income before income tax expense shown in the accompanying consolidated statements of income is as follows:

	2013	2014	2015
	(in billions)
Operating profit:	¥1,508	¥1,463	¥1,675
Credit (provision) for credit losses	(145)	106	(87)
Trading account profits (losses)—net	285	(394)	636
Equity investment securities gains (losses)—net	(22)	170	90
Debt investment securities losses—net	(153)	(6)	(45)
Foreign exchange losses—net	(53)	(48)	(117)
Equity in earnings of equity method investees—net	60	111	173
Impairment of goodwill	—	(8)	(3)
Impairment of intangible assets	(3)	—	(1)
Other—net	(61)	26	(58)

Income before income tax expense	¥1,416	¥1,420	¥2,263

30.	FOREIGN ACTIVITIES

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2013, 2014 and 2015, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2013:
Total revenue(2)	¥3,016,008	¥426,377	¥256,495	¥585,474	¥211,076	¥4,495,430
Total expense(3)	2,248,856	327,565	160,061	268,349	74,728	3,079,559
Income before income tax expense	767,152	98,812	96,434	317,125	136,348	1,415,871
Net income attributable to Mitsubishi UFJ Financial Group	499,125	95,565	78,442	274,951	121,041	1,069,124
Total assets at end of fiscal year	151,999,696	30,730,705	23,224,502	15,938,673	8,665,700	230,559,276
Fiscal year ended March 31, 2014:
Total revenue(2)	¥3,110,050	¥218,953	¥155,022	¥569,018	¥290,321	¥4,343,364
Total expense(3)	1,952,250	426,084	143,417	315,203	85,967	2,922,921
Income (loss) before income tax expense (benefit)	1,157,800	(207,131)	11,605	253,815	204,354	1,420,443
Net income (loss) attributable to Mitsubishi UFJ Financial Group	859,846	(131,566)	6,484	149,417	131,212	1,015,393
Total assets at end of fiscal year	158,809,701	40,625,000	22,352,446	22,312,805	9,561,125	253,661,077
Fiscal year ended March 31, 2015:
Total revenue(2)	¥3,016,375	¥715,461	¥521,440	¥1,087,444	¥399,003	¥5,739,723
Total expense(3)	2,013,032	515,290	166,892	673,066	108,787	3,477,067
Income before income tax expense	1,003,343	200,171	354,548	414,378	290,216	2,262,656
Net income attributable to Mitsubishi UFJ Financial Group	410,671	187,354	309,808	358,627	264,667	1,531,127
Total assets at end of fiscal year	169,280,635	46,327,668	27,718,111	26,193,776	11,366,136	280,886,326

Notes:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision (credit) for credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2014 and 2015:

	2014	2015
	(in millions)
Cash and due from banks	¥804,617	¥773,580
Interest-earning deposits in other banks	9,020,949	8,591,461

Total	¥9,825,566	¥9,365,041

Trading account assets	¥28,319,251	¥32,992,334

Investment securities	¥4,749,265	¥7,467,951

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥39,763,643	¥48,404,292

Deposits	¥40,648,813	¥46,024,124

Funds borrowed:
Call money, funds purchased	¥201,606	¥315,156
Payables under repurchase agreements	8,995,939	9,228,209
Payables under securities lending transactions	96,202	47,852
Other short-term borrowings	3,698,004	4,830,626
Long-term debt	3,376,761	3,577,497

Total	¥16,368,512	¥17,999,340

Trading account liabilities	¥5,876,702	¥8,169,332

31.	FAIR VALUE

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When there is less liquidity for securities or significant inputs used in the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. The fair value of CLOs is measured by weighing the estimated fair value amounts from internal valuation techniques and the non-binding quotes from the independent broker-dealers. The weight of the quotes from independent broker-dealer is determined based on the result of inquiries with the broker-dealers to understand their basis of fair value calculation with consideration given to transaction volume. Key inputs to the internal valuation techniques include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX (which is an index of loan credit default swaps), repayment rates and discount rates reflecting liquidity premiums based on historical market data.

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

Market Valuation Adjustments

Counterparty credit risk adjustments are made to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2014 and 2015:

	March 31, 2014
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥20,102,994	¥8,075,408	¥658,917	¥28,837,319
Debt securities
Japanese national government and Japanese government agency bonds	5,688,374	235,944	—	5,924,318
Japanese prefectural and municipal bonds	—	89,017	—	89,017
Foreign governments and official institutions bonds	13,133,023	1,784,478	15,450	14,932,951
Corporate bonds	—	3,160,057	132,518	3,292,575
Residential mortgage-backed securities	—	1,483,547	11,601	1,495,148
Asset-backed securities	—	215,686	439,664	655,350
Other debt securities	—	20,285	32,565	52,850
Commercial paper	—	794,868	—	794,868
Equity securities(2)	1,281,597	291,526	27,119	1,600,242
Trading derivative assets	90,740	11,640,992	77,224	11,808,956
Interest rate contracts	22,677	8,565,213	28,202	8,616,092
Foreign exchange contracts	507	2,909,201	6,471	2,916,179
Equity contracts	50,425	65,827	32,434	148,686
Commodity contracts	17,131	43,826	10,102	71,059
Credit derivatives	—	56,925	15	56,940
Investment securities:
Available-for-sale securities	45,302,514	6,038,450	544,688	51,885,652
Debt securities
Japanese national government and Japanese government agency bonds	39,852,612	1,736,397	—	41,589,009
Japanese prefectural and municipal bonds	—	203,131	—	203,131
Foreign governments and official institutions bonds	794,822	324,952	151,647	1,271,421
Corporate bonds	—	1,485,280	75,849	1,561,129
Residential mortgage-backed securities	—	961,337	19,258	980,595
Commercial mortgage-backed securities	—	197,034	3,112	200,146
Asset-backed securities	—	948,168	109,876	1,058,044
Other debt securities	—	—	184,946	184,946
Marketable equity securities	4,655,080	182,151	—	4,837,231
Other investment securities	—	—	26,201	26,201
Others(3)(4)	489,356	28,169	5,598	523,123

Total	¥65,985,604	¥25,783,019	¥1,312,628	¥93,081,251

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥189,524	¥4,719	¥—	¥194,243
Trading derivative liabilities	108,059	11,611,316	68,360	11,787,735
Interest rate contracts	25,293	8,481,947	14,526	8,521,766
Foreign exchange contracts	3,997	2,981,272	13,509	2,998,778
Equity contracts	57,464	57,892	28,239	143,595
Commodity contracts	21,305	30,029	10,724	62,058
Credit derivatives	—	60,176	1,362	61,538
Obligation to return securities received as collateral	3,914,441	57,013	—	3,971,454
Others(5)	—	612,124	92,867	704,991

Total	¥4,212,024	¥12,285,172	¥161,227	¥16,658,423

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2015
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,812,037	¥9,513,664	¥860,418	¥30,186,119
Debt securities
Japanese national government and Japanese government agency bonds	3,801,877	235,175	—	4,037,052
Japanese prefectural and municipal bonds	—	141,390	—	141,390
Foreign governments and official institutions bonds	14,674,376	1,661,959	66,197	16,402,532
Corporate bonds	—	3,944,861	96,918	4,041,779
Residential mortgage-backed securities	—	1,679,135	38,730	1,717,865
Asset-backed securities	—	233,147	586,635	819,782
Other debt securities	—	13,369	37,812	51,181
Commercial paper	—	1,194,922	—	1,194,922
Equity securities(2)	1,335,784	409,706	34,126	1,779,616
Trading derivative assets	151,217	16,446,522	121,045	16,718,784
Interest rate contracts	50,492	11,342,398	42,373	11,435,263
Foreign exchange contracts	3,317	4,850,363	12,884	4,866,564
Equity contracts	97,408	101,212	51,830	250,450
Commodity contracts	—	82,464	13,819	96,283
Credit derivatives	—	70,085	139	70,224
Investment securities:
Available-for-sale securities	39,455,720	7,632,847	401,837	47,490,404
Debt securities
Japanese national government and Japanese government agency bonds	32,214,231	3,191,401	—	35,405,632
Japanese prefectural and municipal bonds	—	194,415	—	194,415
Foreign governments and official institutions bonds	1,126,729	526,126	29,649	1,682,504
Corporate bonds	—	1,236,340	19,284	1,255,624
Residential mortgage-backed securities	—	931,635	93	931,728
Commercial mortgage-backed securities	—	203,797	3,785	207,582
Asset-backed securities	—	1,079,317	166,723	1,246,040
Other debt securities	—	—	182,303	182,303
Marketable equity securities	6,114,760	269,816	—	6,384,576
Other investment securities	—	—	22,537	22,537
Others(3)(4)	327,360	14,036	4,540	345,936

Total	¥59,746,334	¥33,607,069	¥1,410,377	¥94,763,780

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥82,743	¥15,720	¥—	¥98,463
Trading derivative liabilities	154,767	16,694,360	81,795	16,930,922
Interest rate contracts	42,790	11,284,872	13,299	11,340,961
Foreign exchange contracts	2,930	5,168,200	4,483	5,175,613
Equity contracts	109,047	90,285	45,924	245,256
Commodity contracts	—	82,718	14,752	97,470
Credit derivatives	—	68,285	3,337	71,622
Obligation to return securities received as collateral	2,476,588	174,563	—	2,651,151
Others(5)	—	711,055	36,293	747,348

Total	¥2,714,098	¥17,595,698	¥118,088	¥20,427,884

Notes:

(1)	Includes securities measured under the fair value option.
(2)	Includes investments valued at net asset value of ¥28,922 million and ¥27,266 million at March 31, 2014 and 2015, respectively. The unfunded commitments related to these investments at March 31, 2014 and 2015 were ¥11,373 million and ¥7,206 million, respectively. These investments were mainly hedge funds.
(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2014 were ¥1,669 million, ¥1,232 million and ¥2,441 million, respectively, and those at March 31, 2015 were ¥1,740 million, nil and ¥1,883 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2014 were nil, ¥104 million and ¥1,871 million, respectively, and those at March 31, 2015 were nil, nil and ¥1,790 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers Between Level 1 and Level 2

During the fiscal years ended March 31, 2014 and 2015, the transfers between Level 1 and Level 2 were as follows:

	Fiscal years ended March 31,
	2014		2015
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Japanese national government and Japanese government agency bonds	¥7,420	¥—	¥—	¥—
Equity securities	13,762	—	—	3,605
Investment securities:
Available-for-sale securities
Japanese national government and Japanese government agency bonds	—	—	1,694,554	—
Marketable equity securities	19,011	13,252	9,528	9,705
Liabilities
Obligation to return securities received as collateral	—	—	106,197	—

Note:

(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the first-half or the second-half of the fiscal year.

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

For the fiscal year ended March 31, 2015, certain Japanese national government bonds, which are accounted for as Available-for-sale securities, were transferred from Level 1 to Level 2 based on an analysis of the current market activity.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2014 and 2015. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (that is, inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2013	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)	Transfers out of Level 3(5)		March 31, 2014	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2014
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥631,113	¥50,809	(2)	¥—	¥499,143	¥—	¥(302,363)	¥(173,816)	¥12,574	¥(58,543)		¥658,917	¥36,144	(2)
Debt securities
Foreign governments and official institutions bonds	96,255	4,905		—	65,828	—	(72,059)	(32,354)	2,414	(49,539)		15,450	232
Corporate bonds	77,089	4,916		—	100,011	—	(43,326)	(7,242)	10,074 (6)	(9,004	)(6)	132,518	4,922
Residential mortgage-backed securities	9,881	1,187		—	83,179	—	(81,698)	(948)	—	—		11,601	702
Asset-backed securities	396,071	32,794		—	245,342	—	(101,271)	(133,272)	—	—		439,664	27,252
Other debt securities	29,526	3,039		—	—	—	—	—	—	—		32,565	3,039
Equity securities	22,291	3,968		—	4,783	—	(4,009)	—	86	—		27,119	(3)
Trading derivatives—net	(20,466)	30,791	(2)	(3,463)	4,732	(4,889)	—	(2,252)	15,116	(10,705)		8,864	15,146	(2)
Interest rate contracts—net	(2,250)	19,554		714	878	—	—	(4,762)	6,712	(7,170)		13,676	14,695
Foreign exchange contracts—net	(16,806)	9,615		(3,835)	770	(1,215)	—	(431)	8,432	(3,568)		(7,038)	460
Equity contracts—net	1,381	4,125		34	1,323	(1,323)	—	(1,345)	—	—		4,195	202
Commodity contracts—net	(804)	109		(10)	1,761	(2,351)	—	668	(28)	33		(622)	809
Credit derivatives—net	(1,987)	(2,612)		(366)	—	—	—	3,618	—	—		(1,347)	(1,020)
Investment securities:
Available-for-sale securities	472,127	3,950	(3)	51,538	256,776	—	(10,961)	(218,806)	4,744	(14,680)		544,688	(869	)(3)
Debt securities
Foreign governments and official institutions bonds	148,722	—		3,393	5,574	—	—	(6,042)	—	—		151,647	—
Corporate bonds	92,846	4,059		(51)	5,046	—	(1,367)	(14,772)	4,744 (6)	(14,656	)(6)	75,849	(873)
Residential mortgage-backed securities	21,492	3		83	3,015	—	(609)	(4,726)	—	—		19,258	—
Commercial mortgage-backed securities	39	—		(153)	3,265	—	(39)	—	—	—		3,112	—
Asset-backed securities	102,250	(120)		17,636	178,735	—	(8,751)	(179,874)	—	—		109,876	4
Other debt securities	106,714	—		30,630	61,118	—	(195)	(13,321)	—	—		184,946	—
Marketable equity securities	64	8		—	23	—	—	(71)	—	(24)		—	—
Other investment securities	24,795	1,751	(4)	14	2,879	—	(2,126)	(2)	—	(1,110)		26,201	1,258	(4)
Others	8,418	432	(4)	—	336	—	(3,588)	—	—	—		5,598	163	(4)

Total	¥1,115,987	¥87,733		¥48,089	¥763,866	¥(4,889)	¥(319,038)	¥(394,876)	¥32,434	¥(85,038)		¥1,244,268	¥51,842

Liabilities
Others	121,932	(19,097	)(4)	(24,145)	—	302	—	(28,498)	(10)	(44,101)		92,867	(10,707	)(4)

Total	¥121,932	¥(19,097)		¥(24,145)	¥—	¥302	¥—	¥(28,498)	¥(10)	¥(44,101)		¥92,867	¥(10,707)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2014	Total gains (losses) for the period				Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		March 31, 2015	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2015
		Included in earnings		Included in other comprehensive income	Purchases
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥658,917	¥113,247	(2)	¥—	¥765,670	¥—	¥(461,312)	¥(169,549)	¥97,159		¥(143,714)		¥860,418	¥94,456	(2)
Debt securities
Foreign governments and official institutions bonds	15,450	12,980		—	119,117	—	(62,758)	(69,405)	51,849		(1,036)		66,197	9,331
Corporate bonds	132,518	5,810		—	66,604	—	(3,207)	(8,252)	45,300	(6)	(141,855	)(6)	96,918	4,653
Residential mortgage-backed securities	11,601	7,855		—	216,367	—	(188,947)	(7,323)	—		(823)		38,730	5,785
Asset-backed securities	439,664	79,961		—	349,105	—	(197,526)	(84,569)	—		—		586,635	69,443
Other debt securities	32,565	5,247		—	—	—	—	—	—		—		37,812	5,247
Equity securities	27,119	1,394		—	14,477	—	(8,874)	—	10		—		34,126	(3)
Trading derivatives—net	8,864	29,689	(2)	662	5,745	(3,929)	—	(3,851)	9,026		(6,956)		39,250	24,869	(2)
Interest rate contracts—net	13,676	17,473		344	37	(23)	—	(349)	2,780		(4,864)		29,074	7,124
Foreign exchange contracts—net	(7,038)	10,164		159	4,358	(2,009)	—	(984)	6,246		(2,495)		8,401	14,964
Equity contracts—net	4,195	4,924		274	449	(449)	—	(3,487)	—		—		5,906	4,700
Commodity contracts—net	(622)	(484)		84	901	(1,448)	—	233	—		403		(933)	1,356
Credit derivatives—net	(1,347)	(2,388)		(199)	—	—	—	736	—		—		(3,198)	(3,275)
Investment securities:
Available-for-sale securities	544,688	(2,958	)(3)	50,268	272,001	—	(23,691)	(294,201)	1,969		(146,239)		401,837	(2,946	)(3)
Debt securities
Foreign governments and official institutions bonds	151,647	—		5,469	1,942	—	—	(2,241)	—		(127,168)		29,649	—
Corporate bonds	75,849	(551)		(312)	9,231	—	(6,053)	(41,778)	1,969	(6)	(19,071	)(6)	19,284	(2,966)
Residential mortgage-backed securities	19,258	11		192	—	—	(17,638)	(1,730)	—		—		93	—
Commercial mortgage-backed securities	3,112	—		747	—	—	—	(74)	—		—		3,785	—
Asset-backed securities	109,876	(2,418)		20,328	242,349	—	—	(203,412)	—		—		166,723	20
Other debt securities	184,946	—		23,844	18,479	—	—	(44,966)	—		—		182,303	—
Marketable equity securities	—	—		—	—	—	—	—	—		—		—	—
Other investment securities	26,201	9,826	(4)	—	2,298	—	(15,788)	—	—		—		22,537	620	(4)
Others	5,598	1,761	(4)	—	485	—	(2,999)	(305)	—		—		4,540	756	(4)

Total	¥1,244,268	¥151,565		¥50,930	¥1,046,199	¥(3,929)	¥(503,790)	¥(467,906)	¥108,154		¥(296,909)		¥1,328,582	¥117,755

Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥305	¥—	¥—	¥(305)	¥—		¥—		¥—	¥—
Others	92,867	(48,852	)(4)	(3,456)	—	554	—	(41,834)	8,423		(76,025)		36,293	(13,945	)(4)

Total	¥92,867	¥(48,852)		¥(3,456)	¥305	¥554	¥—	¥(42,139)	¥8,423		¥(76,025)		¥36,293	¥(13,945)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Includes Trading securities under fair value option.
(2)	Included in Trading account profits (losses)—net and in Foreign exchange losses—net.
(3)	Included in Investment securities gains—net.
(4)	Included in Trading account profits (losses)—net.
(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the first-half or the second-half of the fiscal year.
(6)	Transfers out of and transfers into Level 3 for corporate bonds were due principally to changes in the impact of unobservable creditworthiness inputs of the private placement bonds.

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

March 31, 2014	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥6,876	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.6%~48.3%	37.3%
			Correlation between interest rates	42.1%~59.8%	58.1%
	23,983	Return on equity method	Probability of default	0.3%~1.9%	0.9%
			Recovery rate	60.0%~80.0%	73.0%
			Market-required return on capital	8.0%~10.0%	9.4%
Corporate bonds	126,101	Discounted cash flow	Probability of default	0.1%~14.0%	0.9%
			Recovery rate	14.0%~68.4%	40.7%
	269	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.6%~44.6%	36.9%
			Correlation between interest rates	52.2%~59.8%	59.5%
	9,064	Internal model	Liquidity premium	1.5%~2.5%	2.3%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	90,420	Discounted cash flow	Probability of default	4.6%~5.1%	5.0%
			Recovery rate	65.0%~76.0%	68.0%
	430,386	Internal model	Asset correlations	11.0%~14.0%	13.7%
			Discount factor	1.5%~5.8%	1.9%
			Prepayment rate	4.5%~44.8%	40.9%
			Probability of default	0.0%~88.8%	— (3)
			Recovery rate	54.5%~79.2%	77.7%
Other debt securities	32,565	Discounted cash flow	Liquidity premium	0.6%~0.8%	0.8%
	182,613	Return on equity method	Probability of default	0.0%~25.0%	0.7%
			Recovery rate	25.0%~90.0%	66.9%
			Market-required return on capital	8.0%~10.0%	9.7%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2014	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	12,366	Option model	Probability of default	0.0%~14.0%
			Correlation between interest rates	22.8%~99.4%
			Correlation between interest rate and foreign exchange rate	31.2%~48.3%
			Recovery rate	40.0%~47.0%
			Volatility	27.1%~39.5%
Foreign exchange contracts—net	(7,038)	Option model	Probability of default	0.1%~14.0%
			Correlation between interest rates	38.8%~78.7%
			Correlation between interest rate and foreign exchange rate	31.2%~58.7%
			Correlation between underlying assets	49.9%~85.0%
			Recovery rate	40.0%~47.0%
Equity contracts—net	4,548	Option model	Correlation between interest rate and equity	24.9%~49.0%
Credit derivative contracts—net	(1,347)	Option model	Recovery rate	37.0%~37.0%
			Correlation between underlying assets	11.4%~87.3%

March 31, 2015	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥5,290	Monte Carlo method	Correlation between interest rate and foreign exchange rate	25.9%~52.9%	41.4%
			Correlation between interest rates	37.5%~54.0%	51.6%
	29,649	Return on equity method	Probability of default	0.0%~0.9%	0.2%
			Recovery rate	60.0%~80.0%	72.0%
			Market-required return on capital	8.0%~10.0%	9.8%
Corporate bonds	11,018	Discounted cash flow	Probability of default	5.0%~13.4%	7.0%
			Recovery rate	17.4%~67.6%	51.6%
	171	Monte Carlo method	Correlation between interest rate and foreign exchange rate	25.9%~52.9%	42.8%
			Correlation between interest rates	45.9%~54.0%	52.7%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	150,588	Discounted cash flow	Probability of default	2.8%~5.3%	4.4%
			Recovery rate	60.0%~76.0%	64.8%
	560,800	Internal model	Asset correlations	11.0%~15.0%	14.7%
			Discount factor	1.5%~7.3%	1.8%
			Prepayment rate	5.3%~25.9%	24.6%
			Probability of default	0.0%~83.7%	— (3)
			Recovery rate	49.0%~69.5%	68.5%
Other debt securities	37,812	Discounted cash flow	Liquidity premium	0.6%~0.8%	0.8%
	180,239	Return on equity method	Probability of default	0.0%~25.0%	0.5%
			Recovery rate	40.0%~90.0%	68.9%
			Market-required return on capital	8.0%~10.0%	10.0%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2015	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	27,962	Option model	Probability of default	0.0%~13.4%
			Correlation between interest rates	10.3%~99.0%
			Correlation between interest rate and foreign exchange rate	25.9%~52.9%
			Recovery rate	41.0%~46.0%
			Volatility	38.2%~63.0%
Foreign exchange contracts—net	8,405	Option model	Probability of default	0.1%~13.4%
			Correlation between interest rates	54.0%~80.7%
			Correlation between interest rate and foreign exchange rate	32.9%~58.4%
			Correlation between underlying assets	52.6%~73.2%
			Recovery rate	41.0%~46.0%
Equity contracts—net	5,976	Option model	Correlation between interest rate and equity	5.7%~59.6%
			Volatility	0.0%~70.0%
Credit derivative contracts—net	(3,198)	Option model	Recovery rate	37.2%~37.2%
			Correlation between underlying assets	6.4%~100.0%

Notes:

(1)	The fair value as of March 31, 2014 and 2015 excludes the fair value of investments valued using vendor prices.
(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs.”.

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

For broker-dealer quotes, internal price verification procedures are performed by the risk management departments. Such verification procedures include an analytical review of periodic price changes, a comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries regarding the underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin.

Unobservable inputs used in a Level 3 fair value measurement are internally estimated by the risk management departments based upon the market information such as observable inputs. The reasonableness of the inputs is validated by other risk management departments by a comparison analysis between the market value of financial instruments using such Level 3 inputs and the internally estimated fair value, to the extent necessary.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2014 and 2015:

	March 31, 2014				March 31, 2015
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥5,469	¥5,469	¥—	¥—	¥2,489	¥2,489
Loans	11,510	15,834	303,757	331,101	6,452	8,830	268,977	284,259
Loans held for sale	—	549	6,890	7,439	—	50	2,179	2,229
Collateral dependent loans	11,510	15,285	296,867	323,662	6,452	8,780	266,798	282,030
Premises and equipment	—	—	6,264	6,264	—	—	6,072	6,072
Intangible assets	—	—	228	228	—	—	200	200
Goodwill	—	—	—	—	—	—	14,032	14,032
Other assets	15,138	60,833	10,161	86,132	—	—	9,783	9,783
Investments in equity method investees(1)	15,138	60,833	7,902	83,873	—	—	1,379	1,379
Other	—	—	2,259	2,259	—	—	8,404	8,404

Total	¥26,648	¥76,667	¥325,879	¥429,194	¥6,452	¥8,830	¥301,553	¥316,835

Note:

(1)	Includes investments valued at net asset value of ¥3,483 million and ¥2,130 million at March 31, 2014 and 2015, respectively. The unfunded commitments related to these investments are ¥864 million and ¥868 million at March 31, 2014 and 2015, respectively. These investments are private equity funds.

The following table presents losses recorded as a result of nonrecurring changes in fair value for the fiscal years ended March 31, 2014 and 2015:

	Losses for the fiscal year ended March 31,
	2014	2015
	(in millions)
Investment securities	¥4,113	¥1,324
Loans	58,660	63,698
Loans held for sale	106	6
Collateral dependent loans	58,554	63,692
Premises and equipment	13,899	6,055
Intangible assets	312	677
Goodwill	7,792	3,432
Other assets	33,905	1,629
Investments in equity method investees	32,824	102
Other	1,081	1,527

Total	¥118,681	¥76,815

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

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group records impairment losses when a decline in fair value below cost is other-than-temporary. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the fair value hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as those for impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the fair value hierarchy.

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

The following table presents the gains or losses recorded for the fiscal years ended March 31, 2013, 2014 and 2015 related to the eligible instruments for which the MUFG Group elected the fair value option:

	For the fiscal years ended March 31,
	2013			2014			2015
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Receivables under resale agreements(1)	¥(1,436)	¥—	¥(1,436)	¥—	¥—	¥—	¥—	¥—	¥—
Trading account securities	311,827	2,185,903	2,497,730	(225,985)	2,017,311	1,791,326	689,420	966,636	1,656,056
Other assets	(469)	—	(469)	(531)	—	(531)	(564)	—	(564)

Total	¥309,922	¥2,185,903	¥2,495,825	¥(226,516)	¥2,017,311	¥1,790,795	¥688,856	¥966,636	¥1,655,492

Financial liabilities:
Other short-term borrowings(1)	¥1,542	¥—	¥1,542	¥4,064	¥—	¥4,064	¥5,515	¥—	¥5,515
Long-term debt(1)	22,097	—	22,097	87,877	—	87,877	(1,549)	—	(1,549)

Total	¥23,639	¥—	¥23,639	¥91,941	¥—	¥91,941	¥3,966	¥—	¥3,966

Note:

(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2014 and 2015 for long-term receivables and debt instruments for which the fair value option has been elected:

	2014			2015
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Other assets	¥2,000	¥2,000	¥—	¥1,000	¥1,007	¥7

Total	¥2,000	¥2,000	¥—	¥1,000	¥1,007	¥7

Financial liabilities:
Long-term debt	¥728,385	¥687,927	¥(40,458)	¥585,694	¥584,630	¥(1,064)

Total	¥728,385	¥687,927	¥(40,458)	¥585,694	¥584,630	¥(1,064)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value in the accompanying consolidated balance sheets as of March 31, 2014 and 2015:

	March 31, 2014
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,689	¥3,689	¥3,689	¥—	¥—
Interest-earning deposits in other banks	20,501	20,501	—	20,501	—
Call loans and funds sold	919	919	—	919	—
Receivables under resale agreements	7,300	7,300	—	7,300	—
Receivables under securities borrowing transactions	4,210	4,210	—	4,210	—
Investment securities(1)(2)	2,870	2,908	220	701	1,987
Loans, net of allowance for credit losses(3)	109,182	110,577	11	307	110,259
Other financial assets(4)	5,832	5,832	—	5,832	—
Financial liabilities:
Deposits
Non-interest-bearing	¥21,123	¥21,123	¥—	¥21,123	¥—
Interest-bearing	141,406	141,447	—	141,447	—
Total deposits	162,529	162,570	—	162,570	—
Call money and funds purchased	3,417	3,417	—	3,417	—
Payables under repurchase agreements	21,268	21,268	—	21,268	—
Payables under securities lending transactions	5,521	5,521	—	5,521	—
Due to trust account	750	750	—	750	—
Other short-term borrowings	11,077	11,077	—	11,077	—
Long-term debt	13,823	14,118	—	14,118	—
Other financial liabilities	5,123	5,123	—	5,123	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2015
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,353	¥3,353	¥3,353	¥—	¥—
Interest-earning deposits in other banks	37,365	37,365	—	37,365	—
Call loans and funds sold	660	660	—	660	—
Receivables under resale agreements	7,273	7,273	—	7,273	—
Receivables under securities borrowing transactions	4,660	4,660	—	4,660	—
Investment securities(1)(2)	4,285	4,369	1,145	1,034	2,190
Loans, net of allowance for credit losses(3)	117,210	118,720	6	290	118,424
Other financial assets(4)	5,272	5,272	—	5,272	—
Financial liabilities:
Deposits
Non-interest-bearing	¥23,446	¥23,446	¥—	¥23,446	¥—
Interest-bearing	148,543	148,574	—	148,574	—
Total deposits	171,989	172,020	—	172,020	—
Call money and funds purchased	3,669	3,669	—	3,669	—
Payables under repurchase agreements	20,728	20,728	—	20,728	—
Payables under securities lending transactions	8,205	8,205	—	8,205	—
Due to trust account	1,611	1,611	—	1,611	—
Other short-term borrowings	11,389	11,389	—	11,389	—
Long-term debt	19,394	19,672	—	19,672	—
Other financial liabilities	7,682	7,682	—	7,682	—

Notes:

(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)	Excludes cost-method investments of ¥549 billion and ¥410 billion at March 31, 2014 and 2015, respectively, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(4)	Excludes investments in equity method investees of ¥1,620 billion and ¥2,049 billion at March 31, 2014 and 2015, respectively.

The following section describes the valuation techniques adopted by the MUFG Group to estimate fair values of financial instruments that are not recorded at fair value in the accompanying consolidated balance sheets.

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

Investment securities—The fair values of investment securities other than those classified as Available-for-sale or Held-to-maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have readily available quoted prices or secondary market prices. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock issued by public companies are

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determined by utilizing commonly accepted valuation techniques to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising options or upon exercising of the options. Inputs used in the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation techniques. Specifically, the sensitivity and appropriateness of the inputs are verified by using different valuation techniques employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by non-public companies for which a quoted price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous non-public companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The carrying amounts not included in the above summary are ¥549 billion and ¥410 billion at March 31, 2014 and 2015, respectively.

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

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥1,620 billion and ¥2,049 billion at March 31, 2014 and 2015, respectively.

Non-interest-bearing deposits, Call money and funds purchased, Payables under repurchase agreements and Payable under securities lending transactions—For non-interest-bearing deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For call money and funds purchased, payables under repurchase agreements and payable under securities lending transactions, the carrying amounts are reasonable estimate of the fair value because of their short-term nature and limited credit risk.

Interest–bearing deposits—For variable rate time deposits, the carrying amount is presented as the fair value because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits is estimated by discounting expected future cash flows using the discount rates that would be applied to newly accepted deposits.

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

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2014 and 2015 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2014 and 2015. These amounts have not been comprehensively reevaluated since that date, and therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

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

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right (“number of granted shares”) is 100 shares. In the event of a stock split or stock merger of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of the stock split or stock merger. If any events occur that require the adjustment to the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights granted vest depending on the holders’ service periods as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director or an executive officer loses the status of both director and executive officer, and (2) holder as a corporate auditor loses the status of a corporate auditor, and (3) holder as a senior fellow loses the status of a senior fellow. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the fiscal year ended March 31, 2015:

	Fiscal year ended March 31, 2015
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of fiscal year	21,039,900	¥1
Granted	3,019,400	1
Exercised	(4,827,400)	1
Forfeited or Expired	(61,500)	1

Outstanding, end of fiscal year	19,170,400	¥1	26.89	¥14,238

Exercisable, end of fiscal year	—	¥—	—	¥—

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

	Fiscal years ended March 31,
	2013	2014	2015
Risk-free interest rate	0.11%	0.22%	0.11%
Expected volatility	40.48%	30.16%	28.74%
Expected term	4 years	4 years	4 years
Expected dividend yield	3.18%	1.96%	2.67%

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the fiscal years ended March 31, 2013, 2014 and 2015 was ¥33,100, ¥61,100 and ¥53,900 per 100 shares, respectively.

The MUFG Group recognized ¥2,862 million, ¥2,069 million and ¥1,594 million of compensation costs related to the Stock Acquisition Rights with ¥1,088 million, ¥737 million and ¥540 million of the corresponding tax benefit for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. As of March 31, 2015, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥248 million and it is expected to be recognized over 3 months.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash received from the exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2013, 2014 and 2015 was ¥4 million, ¥5 million and ¥5 million, respectively. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2013, 2014 and 2015 was ¥675 million, ¥789 million and ¥728 million, respectively.

MUAH

In April 2010, MUAH adopted the UnionBanCal Plan (“UNBC Plan”). Under the UNBC Plan, MUAH grants restricted stock units settled in American Depositary Receipts (“ADRs”) representing shares of common stock of MUAH’s indirect parent company, MUFG, to key employees at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (“the Committee”). The Committee determines the number of shares, vesting requirements and other features and conditions of the restricted stock units. Under the UNBC Plan, MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the UNBC Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions.

Under the UNBC Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant date fair value of these awards is equal to the closing price of the MUFG ADRs on date of grant.

Effective July 1, 2014, the U.S. branch banking operations of BTMU were integrated under MUB’s operations and MUAH assumed the obligations of the stock bonus plan established by BTMU Headquarters for the Americas (“HQA Plan”). The HQA Plan is substantially similar to the UNBC Plan; however, participants in the HQA Plan are entitled to “dividend equivalent credits” on their unvested restricted stock units when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the participants would have received on the shares had the shares been issued to the participants when the restricted stock units were granted. Accumulated dividend equivalents are paid to participants in cash on an annual basis.

The following table is a summary of the UNBC Plan and the HQA Plan, which together are presented as the “Stock Bonus Plans”:

Grant Date	Units Granted	Fair Value of Stock	Vesting Duration	Pro-rata Vesting Date
April 15, 2012	4,816,795	$4.78	3 years	April 15
July 15, 2012	74,175	4.72	3 years	July 15
April 15, 2013	3,656,340	6.66	3 years	April 15
July 15, 2013	78,725	6.67	3 years	July 15
April 15, 2014	9,135,710	5.40	3 years	April 15
July 10, 2014	56,056	5.91	3 years	July 10
September 15, 2014	46,552	5.80	3 years	September 15

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a roll-forward of the restricted stock units under the Stock Bonus Plans for the fiscal years ended December 31, 2013 and 2014:

	Restricted Stock Units
	2013	2014
Units outstanding, beginning of fiscal year	8,857,884	7,851,017
Activity during the year:
HQA Plan units outstanding as of July 1, 2014	—	3,315,313
Granted	3,735,065	9,238,318
Vested	(4,325,661)	(4,351,084)
Forfeited	(416,271)	(952,075)

Units outstanding, end of fiscal year	7,851,017	15,101,489

The following table is a summary of MUAH’s compensation costs, the corresponding tax benefit for the fiscal years ended December 31, 2012, 2013 and 2014, and unrecognized compensation costs as of December 31, 2012, 2013 and 2014:

	December 31,
	2012	2013	2014
	(in millions)
Compensation costs	¥1,437	¥2,051	¥3,599
Tax benefit	559	781	1,376
Unrecognized compensation costs	2,251	2,846	5,063

33.	PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for approximately ¥5,512 billion and ¥5,340 billion, in accordance with the statutory reserve requirements under the Company Law at March 31, 2014 and 2015, respectively. See Notes 18 and 21 for further information.

The Banking Law and related regulations restricts the ability of these banking subsidiaries to extend credit to the parent company. Such loans to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.

At March 31, 2014 and 2015, approximately ¥3,928 billion and ¥6,023 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	As of March 31,
	2014	2015
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥130,338	¥71,675
Investments in subsidiaries and affiliated companies	14,439,803	16,651,467
Banking subsidiaries	11,104,470	12,653,292
Non-banking subsidiaries and affiliated companies	3,335,333	3,998,175
Loans to subsidiaries	—	190,000
Banking subsidiaries	—	150,000
Non-banking subsidiaries	—	40,000
Other assets	64,808	167,628

Total assets	¥14,634,949	¥17,080,770

Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,917,647	¥1,824,448
Long-term debt from non-banking subsidiaries and affiliated companies	384,445	254,438
Long-term debt	78	190,057
Other liabilities	127,739	132,762

Total liabilities	2,429,909	2,401,705

Total shareholders’ equity	12,205,040	14,679,065

Total liabilities and shareholders’ equity	¥14,634,949	¥17,080,770

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	Fiscal years ended March 31,
	2013	2014	2015
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥220,050	¥255,175	¥579,180
Banking subsidiaries	184,462	207,771	457,159
Non-banking subsidiaries and affiliated companies	35,588	47,404	122,021
Management fees from subsidiaries	17,154	18,922	22,059
Interest income	77	73	450
Foreign exchange losses—net	(59,375)	(44,544)	(86,038)
Other income	634	294	906

Total income	178,540	229,920	516,557

Expense:
Operating expenses	15,952	18,304	20,791
Interest expense to subsidiaries and affiliated companies	30,501	28,897	28,929
Interest expense	1,122	1,121	387
Other expense	2,620	591	1,019

Total expense	50,195	48,913	51,126

Equity in undistributed net income of subsidiaries and affiliated companies—net	937,673	793,548	1,036,350

Income before income tax benefit	1,066,018	974,555	1,501,781
Income tax benefit	(3,106)	(40,838)	(29,346)

Net income	¥1,069,124	¥1,015,393	¥1,531,127

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2013	2014	2015
	(in millions)
Operating activities:
Net income	¥1,069,124	¥1,015,393	¥1,531,127
Adjustments and other	(858,288)	(790,050)	(980,631)

Net cash provided by operating activities	210,836	225,343	550,496

Investing activities:
Proceeds from sales of other investment securities	—	—	130,000
Proceeds from sales of investment in subsidiaries and affiliated companies	21,160	—	390,000
Purchases of investment in subsidiaries and affiliated companies	(3,838)	—	—
Net increase in loans to subsidiaries	—	—	(190,000)
Net decrease in interest-earning deposits with banks	8,996	1,494	111,295
Other—net	(10,623)	(2,788)	(60,140)

Net cash provided by (used in) investing activities	15,695	(1,294)	381,155

Financing activities:
Net decrease in short-term borrowings from subsidiaries	(34,989)	(4)	(179,380)
Proceeds from issuance of long-term debt	—	—	190,000
Repayment of long-term debt	(20)	(16)	(20)
Repayment of long-term debt to subsidiaries and affiliated companies	—	—	(130,000)
Proceeds from sales of treasury stock	1	2	2
Payments for acquisition of preferred stock	—	—	(390,000)
Payments for acquisition of treasury stock	(16)	(46)	(100,045)
Dividends paid	(187,778)	(216,117)	(263,978)
Other—net	(212)	(2,988)	(5,598)

Net cash used in financing activities	(223,014)	(219,169)	(879,019)

Net increase in cash and cash equivalents	3,517	4,880	52,632
Cash and cash equivalents at beginning of fiscal year	10,622	14,139	19,019

Cash and cash equivalents at end of fiscal year	¥14,139	¥19,019	¥71,651

34.	SEC REGISTERED FUNDING VEHICLES ISSUING NON-DILUTIVE PREFERRED SECURITIES

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

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were included as part of MUFG’s Tier 1 capital at March 31, 2014 and 2015 under its capital adequacy requirements.

These funding vehicles are not consolidated as the MUFG Group’s subsidiaries. See Note 25 for discussion. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the accompanying consolidated balance sheet at March 31, 2014 and 2015.

On July 25, 2011, MUFG redeemed a total of ¥120,000,000,000 of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 3 Limited.

35.	SUBSEQUENT EVENTS

Repurchase of own shares

From May 18, 2015 to June 16, 2015, MUFG repurchased 111,151,800 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2015. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 160,000,000 shares, which represents the equivalent of 1.14% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

Approval of Dividends

On June 25, 2015, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2015, of ¥9 per share of Common stock, totaling ¥126,179 million.

Partial Amendment to the Articles of Incorporation

On June 25, 2015, amendments to the Articles of Incorporation were made with respect to the First Series of Class 5 and Class 11 Preferred Stock. As a result, the aggregate number of shares authorized to be issued by MUFG was decreased by 1,000 shares, and the aggregate number of the First Series of Class 5 and Class 11 Preferred Shares authorized to be issued was removed.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Acquisition Rights

On July 14, 2015, MUFG allotted the directors (excluding outside directors), executive officers and senior fellows of MUFG, BTMU, MUTB, MUSHD and MUMSS stock acquisition rights to acquire an aggregate amount of 2,058,600 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until July 13, 2045.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUYUKI HIRANO
Name:	Nobuyuki Hirano
Title:	President & Group Chief Executive Officer

Date: July 27, 2015

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015. (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015. (English translation)

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015. (English translation)

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013. (English Translation)*

2(a)	Form of American Depositary Receipt.**

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.**

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of independent registered public accounting firm

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

Notes:
*	Incorporated by reference to our registration statement on Form S-8 (File No. 333-204845) filed on June 10, 2015.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.