Form 20-F
period 2016-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2016-07-15
CIK 67088

As filed with the Securities and Exchange Commission on July 15, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

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

Restricted Share Units granting rights to common stock under the UnionBanCal Corporation Stock Bonus Plan

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

As of March 31, 2016, 14,168,853,820 shares of common stock (including 151,647,230 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes  ☐    No   ☒

For purposes of this Annual Report, we have presented our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for risk-adjusted capital ratios, capital components, risk-weighted assets, business segment financial information and some other specifically identified information. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen.

In this Annual Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios and liquidity coverage ratios of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.

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

References to “Krungsri” are to Bank of Ayudhya Public Company Limited, as a single entity, as well as to Krungsri and its respective consolidated subsidiaries, as the context requires.

References to the “FSA” are to the Financial Services Agency, an agency of the Cabinet Office of Japan.

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

We usually hold the annual ordinary general meeting of shareholders of Mitsubishi UFJ Financial Group, Inc. in June of each year in Tokyo.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with, or submitted to, the U.S. Securities and Exchange Commission, or SEC, including this Annual Report, and other reports to shareholders and other communications.

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

	Fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income(1)	¥2,595,956	¥2,427,521	¥2,522,283	¥2,894,645	¥3,005,738
Interest expense	640,139	556,418	560,972	663,184	744,364

Net interest income	1,955,817	1,871,103	1,961,311	2,231,461	2,261,374
Provision (credit) for credit losses	223,809	144,542	(106,371)	86,998	231,862

Net interest income after provision (credit) for credit losses	1,732,008	1,726,561	2,067,682	2,144,463	2,029,512
Non-interest income	1,440,576	2,067,909	1,821,081	2,845,078	2,407,690
Non-interest expense	2,322,642	2,378,599	2,468,320	2,726,885	3,274,532

Income before income tax expense	849,942	1,415,871	1,420,443	2,262,656	1,162,670
Income tax expense	429,191	296,020	337,917	666,020	369,432

Net income before attribution of noncontrolling interests	420,751	1,119,851	1,082,526	1,596,636	793,238
Net income (loss) attributable to noncontrolling interests	4,520	50,727	67,133	65,509	(9,094)

Net income attributable to Mitsubishi UFJ Financial Group	¥416,231	¥1,069,124	¥1,015,393	¥1,531,127	¥802,332

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥398,291	¥1,051,184	¥994,152	¥1,522,157	¥802,332

Amounts per share:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥28.17	¥74.30	¥70.21	¥107.81	¥57.78
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	28.09	74.16	69.98	107.50	57.51
Number of shares used to calculate basic earnings per common share (in thousands)	14,140,136	14,148,060	14,158,698	14,118,469	13,885,842
Number of shares used to calculate diluted earnings per common share (in thousands)(2)	14,156,820	14,169,080	14,180,080	14,137,645	13,903,316
Cash dividends per share paid during the fiscal year:
—Common stock	¥12.00	¥12.00	¥14.00	¥18.00	¥18.00
	$0.15	$0.15	$0.14	$0.16	$0.15
—Preferred stock (Class 5)(3)	¥115.00	¥115.00	¥115.00	¥57.50	—
	$1.45	$1.42	$1.14	$0.57	—
—Preferred stock (Class 11)(4)	¥5.30	¥5.30	¥5.30	¥2.65	—
	$0.07	$0.07	$0.05	$0.03	—

	As of March 31,
	2012	2013	2014	2015	2016
	(in millions)
Balance sheet data:
Total assets	¥215,202,514	¥230,559,276	¥253,661,077	¥280,886,326	¥292,570,296
Loans, net of allowance for credit losses	91,012,736	97,254,242	109,181,991	117,209,723	121,679,828
Total liabilities	206,344,067	219,617,296	240,909,633	265,604,985	277,722,029
Deposits	139,493,730	148,209,739	162,517,786	171,991,267	181,438,087
Long-term debt	12,593,062	12,182,358	14,498,678	19,968,735	21,972,077
Total equity	8,858,447	10,941,980	12,751,444	15,281,341	14,848,267
Capital stock	2,087,244	2,088,135	2,089,245	2,090,270	2,090,270

	Fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥184,179,147	¥193,824,256	¥212,176,348	¥237,247,664	¥252,715,743
Interest-bearing liabilities	165,420,569	173,399,441	189,413,309	210,101,348	221,146,989
Total assets	211,835,389	225,682,785	247,729,744	277,557,493	299,282,654
Total equity	8,594,310	9,244,530	10,683,098	13,002,955	15,285,766
Return on equity and assets:
Earnings applicable to common shareholders as a percentage of average total assets	0.19%	0.47%	0.40%	0.55%	0.27%
Earnings applicable to common shareholders as a percentage of average total equity	4.63%	11.37%	9.31%	11.71%	5.25%
Dividends per common share as a percentage of basic earnings per common share	42.60%	16.15%	19.94%	16.70%	31.15%
Average total equity as a percentage of average total assets	4.06%	4.10%	4.31%	4.68%	5.11%
Net interest income as a percentage of average total interest-earning assets	1.06%	0.97%	0.92%	0.94%	0.89%
Credit quality data:
Allowance for credit losses	¥1,285,507	¥1,335,987	¥1,094,420	¥1,055,479	¥1,111,130
Allowance for credit losses as a percentage of loans	1.39%	1.36%	0.99%	0.89%	0.90%
Impaired loans	¥2,031,868	¥2,200,766	¥1,861,027	¥1,686,806	¥1,725,150
Impaired loans as a percentage of loans	2.20%	2.23%	1.69%	1.43%	1.40%
Allowance for credit losses related to impaired loans as a percentage of impaired loans	42.92%	43.39%	40.32%	36.00%	42.60%
Net loan charge-offs	¥173,370	¥112,862	¥153,748	¥150,666	¥156,959
Net loan charge-offs as a percentage of average loans	0.20%	0.12%	0.15%	0.13%	0.13%
Average interest rate spread	1.02%	0.93%	0.89%	0.90%	0.85%
Risk-adjusted capital ratio calculated under Japanese GAAP(5)	14.72%	16.53%	15.43%	15.62%	16.01%

Notes:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139,320 million on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. Exclusive of the one-time gain associated with the conversion, interest income would have been lower for the fiscal year ended March 31, 2012.
(2)	Includes the common shares that were potentially issuable upon conversion of the Class 11 Preferred Stock and stock acquisition rights.
(3)	Preferred dividends were ¥57.5 per share and paid semi-annually. In April 2014, we acquired and cancelled all of the issued shares of First Series of Class 5 Preferred Stock. As a result, there is currently no issued Class 5 Preferred Stock. See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	Preferred dividends were ¥2.65 per share and paid semi-annually. In August 2014, we acquired all of the issued shares of Class 11 Preferred Stock in exchange for 1,245 shares of our common stock held in treasury, and cancelled the acquired shares. See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. The risk-adjusted capital ratios as of March 31, 2012, 2013, 2014 and 2015 have been revised from 14.91% to 14.72%, from 16.68% to 16.53%, from 15.53% to 15.43%, and from 15.68% to 15.62%, respectively. The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of risk-weighted assets under Basel III standards. Although these revisions did not affect our compliance with the applicable Japanese regulatory capital requirements, we voluntarily revised the information previously submitted to the FSA and publicly announced the revisions. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Exchange Rate Information

The tables below set forth, for each period indicated, certain information concerning the rate of exchange of Japanese yen per U.S. $1.00 based on exchange rate information found on Bloomberg. On July 1, 2016, the closing exchange rate was ¥102.91 to U.S.$1.00 and the inverse rate was U.S.$0.97 to ¥100.00.

	Year 2016
	February	March	April	May	June	July(1)
High	121.47	114.55	112.58	111.43	110.81	103.39
Low	110.98	110.65	106.27	105.52	99.08	102.40

Note:
(1)	Exchange rates on July 1, 2016.

	Fiscal years ended March 31,
	2012	2013	2014	2015	2016
Average (of month-end rates)	¥78.90	¥83.32	¥100.38	¥110.82	¥120.10

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2016, 60.5% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 66.2% of our total investment securities portfolio and 10.3% of our total assets, respectively. Interest and non-interest income in Japan represented 55.3% of our total interest and non-interest income for the fiscal year ended March 31, 2016. Furthermore, as of March 31, 2016, our loans in Japan accounted for 59.0% of our total loans outstanding.

There is significant uncertainty surrounding Japan’s economy. For example, Japan’s fiscal health and sovereign creditworthiness may deteriorate if the Japanese government’s economic measures and the Bank of Japan’s monetary policies prove ineffective or result in negative consequences. If the prices of Japanese government bonds decline rapidly, resulting in an unexpectedly sudden increase in interest rates, our investment securities portfolio as well as our lending, borrowing, trading and other operations may be negatively impacted. In recent periods, major credit rating agencies have downgraded the credit ratings of Japan’s sovereign debt, including a downgrade by Moody’s Investor Service, Inc. in December 2014, a downgrade by Fitch Ratings, Ltd. in April 2015 and downgrade by Standard and Poor’s in September 2015. In addition, interest rates may suddenly increase as a result of a decision made by the Bank of Japan to end its interest rate policy, including the negative interest rate of minus 0.1% applied to certain current account amounts that financial institutions hold at the Bank of Japan, or a market expectation for such a decision. See “—Risks Related to Our Business—Increases in interest rates could adversely affect the value of our bond portfolio.”

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

Our domestic loan portfolio may also be adversely affected by interest rate fluctuations in Japan. For example, as a result of the Bank of Japan’s interest rate policy and measures to repurchase Japanese government bonds in the market, the yield on many financial instruments and other market interest rates in Japan have declined to negative levels. If the Bank of Japan’s policy and measures are maintained for an extended period, or if the Bank of Japan’s negative interest rate is lowered from the current level, market interest rates may decline further, and our interest rate spread on our domestic loan portfolio may narrow further, reducing our net interest income.

If the global economy deteriorates further, our credit-related losses may increase, and the value of the financial instruments we hold may decrease, resulting in losses.

Global economic conditions remain volatile, and it is uncertain how the global economy will evolve over time. Factors that could negatively impact global market, both developed and emerging, include concerns over potentially serious ramifications of the result of the U.K. referendum in June 2016, where a majority voted to leave the European Union, the shift in the monetary policy in the United States, slowing economic growth in China in the midst of a shift in the government’s economic policy, weakening economic conditions in commodity-exporting countries that have been affected by declining oil and other commodity prices, and the political turmoil in various regions around world. As of March 31, 2016, based principally on the domicile of the obligors, assets related to Europe accounted for approximately 9.0% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 8.6% of our total assets, and assets related to the United States accounted for approximately 18.0% of our total assets. If the global economy deteriorates or the global economic recovery significantly slows down again, the availability of credit may become limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. In addition, concerns over the sovereign debt problem in some European countries may limit liquidity in the global financial markets. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, and index and basket credit default swaps. The notional amounts of these protections sold as of March 31, 2016 were ¥2,249.5 billion and ¥775.3 billion, respectively. In addition, if credit market conditions worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, declines in the fair value of our investment securities, particularly equity investment securities, resulted in our recording impairment losses of ¥6.5billion, ¥5.9 billion and ¥37.2 billion for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. As of March 31, 2016, approximately 31.6% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 0.5% of our total assets were financial instruments for which we measure fair value on a non-recurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statements of income. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Our business operations are exposed to risks of natural disasters, terrorism and other disruptions caused by external events.

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, automatic teller machines, or ATMs, and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism, and other political and social conflicts, abduction, health epidemics, and other disruptions caused by external events, which are beyond our control. As a consequence of such external events, we may be required to incur significant costs and expenses for remedial measures or compensation to customers or transaction counterparties for resulting losses. We may suffer loss of facility, human and other resources. We may also suffer loss of business. In addition, such external events may have various other significant adverse effects, including deterioration in economic conditions, declines in the business performance of our borrowers and decreases in stock prices, which may result in higher credit costs or impairment or valuation losses on the financial instruments we hold. These effects could materially and adversely affect our business, operating results and financial condition.

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

When we lend money or commit to lend money, we incur credit risk, which is the risk of losses if our borrowers do not repay their loans. We may incur significant credit losses or have to provide for a significant amount of additional allowance for credit losses if:

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

As a percentage of total loans, impaired loans, which primarily include nonaccrual loans and troubled debt restructurings, or TDRs, ranged from 1.40% to 2.23% as of the five most recent fiscal year-ends. As of March 31, 2016, impaired loans were ¥1,725.2 billion, representing 1.40% of our total outstanding loans. If the economic conditions in Japan or other parts of the world, in particular industries, including the energy and real estate industries, to which we have significant credit risk exposure worsen, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base.

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

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or similar issues. The credit default swap contracts could also result in significant losses. As of March 31, 2016, the total notional amount of the protection we sold through single name credit default swaps and index and basket credit default swaps was ¥3.03 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold. For the fiscal year ended March 31, 2016, we recorded ¥231.9 billion of provision for credit losses. Negative changes in economic conditions, government policies or our borrowers’ repayment abilities could require us to provide for additional allowance. While we try to diversify our loan portfolio to avoid concentration to any particular sector or borrower, our current credit exposure to energy and real estate sector is relatively large. For example, some companies in the Japanese electronics manufacturing industry have experienced significant declines in sales and financial difficulties due to increased global competition. Moreover, declining oil and other commodity prices have adversely affect the credit conditions of borrowers in the energy and related industries. As a result, our borrowers may incur financial and non-financial losses that exceed our estimations. In such case, we may need to provide for additional allowance for credit losses. Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses.

Our efforts to diversify our portfolio to avoid any concentration of credit risk exposures to particular industries or counterparties may prove insufficient. For example, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries. The credit quality of borrowers in this sector do not necessarily correspond to general economic conditions in Japan or other part of the world, and adverse fluctuations in oil and other commodity prices or adverse developments in the real estate market may disproportionately increase our credit costs.

When there is an improvement in asset quality, credit for credit losses is recorded in our consolidated statements of income to reverse the allowance for credit losses to a level management deems appropriate. For example, for the fiscal years ended March 31, 2015 and 2016, while we recorded provisions for credit losses for our entire loan portfolio, we recorded ¥30.9 billion and ¥9.5 billion, respectively, of credit for credit losses for the Residential segment of our loan portfolio. However, we have historically more often provided for credit losses rather than recording credit for credit losses, and in future periods we may need to recognize a provision for credit losses, which may have a significant negative effect on our results of operations.

For more information on our loan portfolio, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 12.3% of our total investment securities portfolio, and 1.9% of our total assets, as of March 31, 2016. The Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, fluctuated throughout the fiscal year ended March 31, 2016, rising to an intra-day high of ¥20,868.03 on June 24, 2015 and declining to an intra-day low of ¥14,952.61 on February 12, 2016. As of July 1, 2016, the closing price of the Nikkei Stock Average was ¥15,682.48. Recent fluctuations in the Nikkei Stock Average have reflected the volatility in the global economy and investor sentiment as investors continue to observe the changes in economic and monetary policies mainly in Japan, the United States, the Eurozone and Asian countries. In addition, weakening or stagnant economic conditions in these and other regions may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices, and the recent trend in Japan towards strengthening corporate governance may subject public companies to stricter scrutiny. If stock market prices decline or do not improve, we may incur losses on our securities portfolio. Because we hold a large amount of Japanese domestic marketable equity securities, even short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. Declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.” See also “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Increases in interest rates could adversely affect the value of our bond portfolio.

The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2016 was 11.4% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 10.3% of our total assets as of March 31, 2016. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has maintained a “quantitative and qualitative monetary easing with negative interest rates” policy and applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, while purchasing Japanese government bonds to increases its aggregate holding of such bonds by approximately ¥80 trillion each year. As a result, yields on many financial instruments and other market interest rates in Japan have declined to negative levels. If the policy is maintained in Japan for an extended period, or if the Bank of Japan’s negative interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline. On the other hand, the value of our investment portfolio may decrease if interest rates increase rapidly or significantly because of heightened market expectations for tapering or cessation of the current policy in Japan. Separate from the Bank of Japan’s monetary policies, interest rates could also significantly increase in the event that Japanese government bonds decline in value due to such factors as a decline in confidence in the Japanese government’s fiscal administration, further issuances of Japanese government bonds in connection with emergency economic measures or in the event that interest rates on U.S. Treasury securities rise due to such factors as changes in the low interest rate policy in the United States. If relevant interest rates increase for these or other reasons, particularly if such increase is unexpected or sudden, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2016, the average balance of our foreign interest-earning assets was ¥99.10 trillion and the average balance of our foreign interest-bearing liabilities was ¥61.83 trillion, representing 39.2% of our average total interest-earning assets and 28.0% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2016 was ¥120.14 per U.S.$1.00, compared to ¥109.93 per U.S.$1.00 for the previous fiscal year. The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥165.5 billion, increasing net interest income by ¥99.6 billion and income before income tax expense by ¥37.1 billion, respectively, for the fiscal year ended March 31, 2016. However, the exchange rate between the Japanese yen and the U.S. dollar was ¥112.57 as of March 31, 2016, compared to ¥120.13 to the U.S. dollar as of March 31, 2015. As a result, net foreign exchange losses related to the fair value option for the fiscal year ended March 31, 2016 were ¥1,058.0 billion, compared to net gains of ¥966.6 billion for the previous fiscal year. The Japanese yen further appreciated to ¥102.91 to the U.S. dollar on July 1, 2016. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

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

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.

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

As a global financial services provider, our business is subject to ongoing changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of the concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. We may not be able to enhance our compliance risk management systems and programs, which, in some cases, are supported by third-party service providers, in a timely manner or as planned. Our risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules applicable locally or on a global basis to our subsidiaries, offices and branches.

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

Future developments or changes in laws, regulations, policies, voluntary codes of practice and their effects are expected to require greater capital resources and significant management attention, and may require us to modify our business strategies and plans. For example, since March 31, 2013, Japanese banking institutions with international operations have become subject to stricter capital adequacy requirements adopted by the FSA based in part on the international regulatory framework generally known as “Basel III.” Furthermore, on March 31, 2016, the capital conservation buffer, countercyclical buffer and surcharge for global systematically important banks, or G-SIBs, became applicable to Japanese banking institutions with international operations, including us, and these additional capital adequacy requirements are expected to become stricter in phases over the next few years. For more information, see “—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.” and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan.”

Furthermore, regulatory reforms recently implemented, proposed and currently being debated in the United States may also significantly affect our business operations. For example, in February 2014, the Federal Reserve Board, or FRB, approved final rules strengthening supervision and regulation of large U.S. bank holding companies and foreign banking organizations. These final rules require a large foreign banking organization with $50 billion or more in U.S. combined assets excluding the assets held by its U.S. branches or agencies, such as us, to organize all of its U.S. bank and non-bank subsidiaries, with certain exceptions, under a U.S. intermediate holding company, or IHC, that is subject to U.S. capital requirements, capital stress testing, liquidity buffer requirements, and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. The IHC was required to have been established as of July 1, 2016. We have designated MUAH as our IHC, and are expending resources and management attention on establishing an appropriate governance structure with effective internal control systems for the IHC designed to ensure compliance with the rules on an on-going basis. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

Global financial regulatory reform measures may also have a significant impact on our business operations. For example, various international organizations, including the Financial Stability Board and the Basel Committee on Banking Supervision, are currently considering ways to address, among other things, credit valuation adjustment, or CVA, and leverage ratio requirements as well as revisions to methods of calculating the amount of risk-weighted assets. We intend to continue to monitor developments relating to global regulatory reforms.

Any adverse changes in the business of MUFG Americas Holdings Corporation, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.

MUAH, which is an indirect wholly owned subsidiary in the United States formerly called UnionBanCal Corporation, or UNBC, has historically contributed to a significant portion of net income attributable to the Mitsubishi UFJ Financial Group. MUAH reported net income of $647 million, $816 million and $573 million for the fiscal years ended December 31, 2013, 2014, and 2015 respectively. Any adverse developments which could arise at MUAH may have a significant negative impact on our results of operations and financial condition. The risks relating to MUAH have increased as MUAH has been expanding its business through acquisitions of community banks and other financial-related businesses in the United States. If MUAH is unable to achieve the benefits expected from its business strategies, including its business expansion strategy through acquisitions of community banks and other financial-related businesses, we may suffer an adverse financial impact. For more information, see “Item 4.B. Information on the Company—Business Overview—Global Business Group—MUFG Union Bank, N.A. (MUB).”

Other factors that have negatively affected, and could continue to negatively affect, MUAH’s results of operations include difficult economic conditions, such as a downturn in the real estate and housing industries in California and other states within the United States, the fiscal challenges being experienced by the U.S. federal and California state governments, substantial competition in the banking markets in California and other states within the United States and uncertainty over the U.S. economy, as well as negative trends in debt ratings and interest rate uncertainties. In recent periods, declining oil and gas prices have adversely affected the credit conditions of borrowers in the energy sector and related industries, resulting in an increase in credit costs. In addition, since the financial crisis in 2008 and 2009, the U.S. banking industry has operated in an extremely low interest rate environment as a result of the highly accommodative monetary policy of the FRB, which has placed downward pressure on the net interest margins of U.S. banks, including MUAH. Although the FRB has announced an intention to raise its policy interest rate, the pace of any actual policy interest rate increase in the United States is subject to the FRB’s future decision-making.

Significant costs may arise from enterprise-wide compliance and risk management requirements, or failure to comply, with applicable laws and regulations, such as the U.S. Bank Secrecy Act and related amendments under the USA PATRIOT Act, and any adverse impact of the implementation of the Dodd-Frank Act. In addition, the FRB and other U.S. bank regulators have adopted final rules to implement the Basel III global regulatory framework for U.S. banks and bank holding companies which require higher quality of capital, as well as significantly revise the calculations for risk-weighted assets. The FRB has also adopted final rules to implement various enhanced prudential standards required by the Dodd-Frank Act for larger U.S. bank holding companies, such as MUAH. These standards require the larger bank holding companies to meet enhanced capital, liquidity and leverage standards. Further, the FRB has adopted final regulations applicable to foreign banking organizations operating in the United States, which require MUFG’s and BTMU’s U.S. operations to be restructured and, subject to certain exceptions, conducted under a single U.S. IHC, with its own capital and liquidity requirements. Actions management may take in response to these regulatory changes may involve the issuance of additional capital or other measures. For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

MUB, which is the principal subsidiary of MUAH, and reportedly other financial institutions have been the targets of various denial-of-service or other cyber-attacks as part of what appears to be a coordinated effort to disrupt the operations of financial institutions and potentially test their cybersecurity in advance of future and more advanced cyber-attacks. These denial-of-service attacks may require substantial resources to defend against and affect customer satisfaction and behavior. Moreover, MUB’s information security measures may not be sufficient to defend against cyber-attacks and other information security breaches, in which case the consequences could be significant in terms of financial, reputational and other losses. In addition, there have been increasing efforts to breach data security at financial institutions as well as other types of companies, such as large retailers, or with respect to financial transactions, including through the use of social engineering schemes such as “phishing.” Even if cyber-attacks and similar tactics are not directed specifically at MUB, such attacks on other large institutions could disrupt the overall functioning of the U.S. or global financial system and undermine consumer confidence in banks generally to the detriment of other financial institutions, including MUB.

Any adverse changes in the business of Bank of Ayudhya, an indirect subsidiary in Thailand, could significantly affect our results of operations.

Any adverse changes in the business or management of Bank of Ayudhya Public Company Limited, or Krungsri, a major subsidiary in Thailand in which we hold a 76.88% ownership interest as of March 31, 2016, may negatively affect our financial condition and results of operations. Factors that may negatively affect Krungsri’s financial condition and results of operations include:

•

adverse economic conditions, substantial competition in the banking industry, volatile political and social conditions, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, foreign currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in Thailand;

•

the business performance of companies making investments in and entering into markets in the Southeast Asian region, as well as the condition of economies, financial systems, laws and financial markets in the countries where such companies primarily operate;

•	losses from legal proceedings involving Krungsri;

•	credit rating downgrades and declines in stock prices of Krungsri’s borrowers, and bankruptcies of Krungsri’s borrowers resulting from such factors;

•	defaults on Krungsri’s loans to individuals;

•	adverse changes in the cooperative relationship between us and the other major shareholder of Krungsri; and

•	costs incurred due to weaknesses in the internal controls and regulatory compliance systems of Krungsri or any of its subsidiaries.

In connection with our acquisition of Krungsri, we recorded ¥217.4 billion of goodwill. For the fiscal year ended March 31, 2016, we recognized ¥177.8 billion in impairment of goodwill relating to the Krungsri reporting unit, which is included in the Global Business Group segment. If the business of Krungsri further deteriorates, we may be required to record impairment losses, which could have a material adverse effect on our results of operations and financial condition. See “—Risks Related to Our Business—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results.”

Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.

We continue to seek opportunities to expand the range of our products and services beyond our traditional banking, trust, and securities businesses, through development and introduction of new products and services or through acquisitions of or investments in financial institutions with products and services that complement our business. For example, taking advantage of our financial holding company status which enables us to underwrite securities, we are currently seeking to expand our corporate banking operations in the United States. In addition, the sophistication of financial products and management systems has been growing significantly in recent years. As a result, we are exposed to new and increasingly complex risks, while market and regulatory expectations that we manage these risk properly continue to rise. Some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. In some cases, we have only limited experience with the risks related to the expanded range of these products and services. In addition, we may not be able to successfully develop or operate the necessary information technology systems. As a result, we may not be able to foresee the risks relating to new products and services.

As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. For example, in an effort to further develop our operations in Asia, BTMU entered into a capital and business alliance with Vietnam Joint Stock Commercial Bank for Industry and Trade in December 2012 and acquired approximately 20% of the ordinary shares of the Vietnamese bank in May 2013. In addition, BTMU purchased 72.01% of the outstanding shares of Krungsri in December 2013 and acquired additional shares in January 2015, increasing BTMU’s ownership interest to 76.88%. Furthermore, in April 2016, BTMU acquired a 20.0% equity interest, on a fully diluted basis, in Security Bank Corporation in the Philippines. In some cases, we hold minority stakes in financial institutions as we seek to enter new markets or jurisdictions by collaborating with a local business partner. In such circumstances, the controlling shareholder may make or cause to be made business decisions that are inconsistent with our interests and, as a result, we may be unable to achieve the goals initially set out for the expansion strategy. In addition, we may be unable to staff our newly expanded operations with qualified individuals familiar with local legal and regulatory requirements and business practices, exposing us to legal, regulatory, operational and other risks.

Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required locally and globally for all of our subsidiaries, offices and branches. The increasing market, credit, compliance and regulatory risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, could result in us incurring substantial losses. In addition, our efforts to offer new products and services or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected, if our new products and services are not well accepted among customers, or if the profitability of opportunities is undermined by competitive pressures. For more information on our recent acquisition transactions, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Unanticipated economic changes in, and measures taken in response to such changes by, emerging market countries could result in additional losses.

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East. For example, based primarily on the domicile of the obligors, our assets in Europe, Asia and Oceania excluding Japan, and other areas excluding Japan and the United States, were ¥26.19 trillion, ¥25.02 trillion and ¥11.64 trillion, representing 9.0%, 8.6% and 4.0% of our total assets as of March 31, 2016, respectively. The economies of emerging market countries can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in U.S. dollars, euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, should there be excessively rapid economic growth and increasing inflationary pressure in some of the emerging market countries, such developments could adversely affect the wider regional and global economies. Some emerging market countries may also change their monetary or other economic policies in response to economic and political instabilities or pressures, which are difficult to predict. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 22.3% of the voting rights in Morgan Stanley as of March 31, 2016 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors.

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

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 5% of our total loans as of each year-end in the three fiscal years ended March 31, 2016, with the percentage increasing from 13.8% to 15.3% between March 31, 2015 and March 31, 2016. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including our shareholdings in Japanese regional banks and our 22.3% voting interest in Morgan Stanley as of March 31, 2016. If some of the financial institutions to which we have exposure experience financial difficulties, we may need to provide financial support to them even when such support might not be warranted from the perspective of our narrow economic interests because such institutions may be systematically important to the Japanese or global financial system.

We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. The notional amount of the protection we sold through these instruments was ¥3.03 trillion as of March 31, 2016.

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

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥593.9 billion as of March 31, 2016, compared to ¥564.6 billion as of March 31, 2015.

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

The regulations and regulatory reforms affecting the consumer finance business were one of the main factors that contributed to the decrease in interest income attributable to our consumer finance business. Our interest income attributable to the consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. However, following the regulatory changes in June 2010, our interest income attributable to the consumer finance business substantially decreased. For the fiscal year ended March 31, 2016, our interest income attributable to the consumer finance business was approximately ¥91 billion.

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

Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate of allowance for repayment of excess interest by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2014, 2015 and 2016, we had ¥54.1 billion, ¥36.3 billion and ¥47.2 billion of allowance for repayment of excess interest, respectively. For the same periods, one of our equity method investees engaged in consumer lending, ACOM CO., LTD., had a negative impact of ¥18.0 billion, ¥19.7 billion and ¥22.4 billion, respectively, on net equity in losses of equity method investees in our consolidated statements of income. We intend to carefully monitor future developments and trends.

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

In recent years, the Japanese financial system has been undergoing significant changes and regulatory barriers to competition have been reduced. In particular, any further reform of the Japanese postal savings system, under which the Japan Post Group companies, including Japan Post Bank Co., Ltd., were established in October 2007, could substantially increase competition within the financial services industry as Japan Post Bank, with the largest deposit base and branch network in Japan, may begin to offer financial services in competition with our business operations generating fee income. In November 2015, shares of Japan Post Holdings Co., Ltd., Japan Post Bank Co., Ltd. and Japan Post Insurance Co., Ltd. were listed on the Tokyo Stock Exchange. In the initial public offering, approximately 11% of the shares in each of the Japan Post companies were sold. The Japanese government is expected to sell additional shares in Japan Post Holdings, and Japan Post Holdings is also expected to sell additional shares in the Japan Post Bank and Japan Post Insurance in the future. Under the current postal privatization law, Japan Post Bank and Japan Post Insurance may enter into new business areas upon obtaining government approvals, and if Japan Post Holdings’ equity holdings decrease to 50% or below, the two subsidiaries will be allowed to enter into new business areas upon submission of a notice to the government. In such case, the Japan Post Group companies may seek to enter into new financial businesses and increasingly compete with us. In addition, in April 2016, the limit on deposits that Japan Post Bank can accept from each depositor was raised from ¥10 million to ¥13 million pursuant to a revised government ordinance. Since Japan Post Bank is one of the world’s largest holders of deposits, this change may increase Japan Post Bank’s competitive position as banks rely on deposits as a cost-effective source of funding.

Competition may further increase as U.S. and European financial institutions have recently been regaining and enhancing their competitive strength and advances in information and communications technology have allowed non-financial institutions to enter the financial services industry. We also face intensifying competition in areas of our strategic expansion. For example, the Japanese mega banks, including us, and other major international banks have been expanding their operations in the Asian market, where leading local banks have recently been growing and increasing their presence. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. As a result of the strategic alliance and the joint venture companies that we formed with Morgan Stanley, we may be perceived as a competitor by some of the financial institutions with which we had a more cooperative relationship in the past. In addition, recent advances in information and communication technology have allowed non-financial institutions to enter the financial services industry with alternative services, and such new entrants could become substantial competition to us. The ongoing global financial regulatory reforms may also lead to changes in the competitive environment for financial institutions. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition.”

Future changes in accounting standards or methods could have a negative impact on our business and results of operations.

Future developments or changes in accounting standards are unpredictable and beyond our control. For example, in response to the recent instabilities in global financial markets, several international organizations which set accounting standards have released proposals to revise standards on accounting for financial instruments. Accounting standards applicable to financial instruments remain subject to debate and revision by international organizations which set accounting standards. If the current accounting standards change in the future, the reported values of some of our financial instruments may need to be modified, and such modification could have a significant impact on our financial results or financial condition. In addition, the bodies that interpret the accounting standards may change their interpretations, or we may elect to modify our accounting methods to improve our financial reporting, and such change or modification may also have a significant impact on our financial results or financial condition. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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

We have loan transactions with counterparties in or affiliated with Iran, the outstanding balance of which was approximately $0.8 million, representing less than 0.0001% of our total assets, as of March 31, 2016. We do not have any loans outstanding to the financial institutions specifically listed by the U.S. government. In addition to such loan transactions, our other transactions with counterparties in or affiliated with countries designated as state sponsors of terrorism consist of receiving deposits or holding assets on behalf of individuals residing in Japan who are citizens of countries designated as state sponsors of terrorism, processing payments to or from entities in or affiliated with these countries on behalf of our customers, and issuing letters of credit and guarantees in connection with transactions with entities in or affiliated with such countries by our customers.

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

Global financial institutions, including us, have become subject to an increasingly complex set of sanctions laws and regulations in recent years, and this regulatory environment is expected to continue. Moreover, the measures proposed or adopted vary across the major jurisdictions, increasing the cost and resources necessary to design and implement an appropriate global compliance program. The U.S. federal government and some state governments in the United States have enacted legislation designed to limit economic and financial transactions with Iran by limiting the ability of financial institutions that may have engaged in any one of a broad range of activities related to Iran to conduct various transactions in the relevant jurisdictions. The Japanese government has also implemented a series of measures under the Foreign Exchange and Foreign Trade Act, such as freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems, and our most recently modified policies and procedures take into account the current Japanese regulatory requirements. There remains a risk of potential U.S. regulatory action against us, however, if U.S. regulators perceive the modified policies and procedures not to be in compliance with applicable regulations.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the FSA which have been revised as of March 31, 2013, as described below. As of March 31, 2016, our total risk-adjusted capital ratio was 16.01% compared to the minimum risk-adjusted capital ratio required of 8.00%, our Tier 1 capital ratio was 13.24% compared to the minimum Tier 1 capital ratio required of 6.00%, and our Common Equity Tier 1 capital ratio was 11.63% compared to the minimum Common Equity Tier 1 capital ratio required of 4.50%. Our capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. In addition, some of our subsidiaries are also subject to the capital adequacy rules of various foreign countries, including the United States where each of MUFG, BTMU, MUTB, and MUAH is a financial holding company under the U.S. Bank Holding Company Act. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

•

increases in our and our banking subsidiaries’ credit risk assets and expected losses because of fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities;

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances;

•	declines in the value of our or our banking subsidiaries’ securities portfolios;

•	adverse changes in foreign currency exchange rates;

•	adverse revisions to the capital ratio requirements;

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets; and

•	other adverse developments.

The Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2015, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Common Equity Tier 1 capital. The group of banks identified as G-SIBs is expected to be updated annually. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019. Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. Likewise, local banking regulators outside of Japan, such as those in the United States, have begun, or are expected, to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries.

In November 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity, or TLAC, standard for G-SIBs, including us. The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available to absorb losses in resolution. Under the standard, each G-SIB is required to hold TLAC debt in an amount not less than 16% of its risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022. The Financial Stability Board’s standard is subject to regulatory implementation in each jurisdiction, including Japan, and specific requirements as implemented in Japan may not be the same as the Financial Stability Board’s TLAC standard. Although the FSA has not yet finalized TLAC requirements for Japanese G-SIBs, we have commenced issuing senior debt securities that are intended to qualify as TLAC debt. However, there is no assurance that our senior debt securities will qualify as such, and we may have difficulty meeting the TLAC requirements.

Under the capital adequacy guidelines of the FSA, which have been revised in connection with the adoption of Basel III, there is a transitional measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013, and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transitional measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the capital adequacy guidelines, such instruments must have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of capital raising instruments issued in or prior to March 2013. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratios could decrease.

In addition, under the FSA’s capital adequacy guidelines, deferred tax assets can be included as a capital item when calculating capital ratios up to a prescribed amount. However, this upper limit is expected to be reduced in phases. If, and to the extent, the amount of deferred tax assets exceeds this limit and cannot be included in Common Equity Tier 1 capital, our and our banking subsidiaries’ capital ratios could decrease.

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

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results.

In accordance with U.S. GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. As of March 31, 2016, the total balance of goodwill was ¥454.4 billion.

For the fiscal year ended March 31, 2016, we recognized ¥4.3 billion in impairment of goodwill relating to a reporting unit within the Trust Assets Business Group segment as we readjusted our future cash flow projection of the reporting unit in this segment, considering the relevant subsidiaries’ recent business performance. We also recognized ¥151.7 billion in impairment of goodwill relating to the reporting unit other than MUAH and Krungsri within the Global Business Group segment as our stock price decreased from ¥743.7 on March 31, 2015 to ¥521.5 on March 31, 2016. Our stock price was adversely impacted by the Bank of Japan’s announcement of implementation in January 2016 of the negative interest rate on certain current account amounts that financial institutions hold at the Bank of Japan, and the appreciation of the Japanese yen against other major currencies. In addition, we recognized ¥177.8 billion in impairment of goodwill relating to the Krungsri reporting unit within the Global Business Group segment as Krungsri’s stock price declined from THB44.75 on December 31, 2014 to THB29.75 on December 31, 2015. Krungsri’s stock price was adversely impacted by the slowing economic growth in Thailand. Accordingly, the fair values of these reporting units were considered to have fallen below their carrying amounts. As a result, the carrying amounts of the reporting units’ goodwill exceeded the implied fair values of the reporting units’ goodwill, and the impairment losses were recognized on the related goodwill. See “Item 5.B. Operating and Financial Review and Prospects—Operating Results—Impairment of goodwill.”

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

A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity.

Any downgrade of the credit ratings assigned to us or our debt securities by Moody’s, Fitch, Standard & Poor’s or any other credit rating agency could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position.

Rating agencies regularly evaluate us and our major subsidiaries as well as our and their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of MUFG or of the relevant subsidiary, as well as conditions generally affecting the financial services industry in Japan or on a global basis, some of which are not entirely within our control. As a result of changes in their evaluation of these factors or in their rating methodologies, rating agencies may downgrade our, or our subsidiaries’, ratings.

In December 2014, Moody’s downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa3 to A1, the long-term credit rating of MUSHD by one-notch from A2 to A3, and the short-term credit rating of MUSHD by one-notch from P-1 to P-2. These downgrades followed the downgrade of the rating assigned to the Government of Japan from Aa3 to A1. In November 2015, Standard and Poor’s changed the credit rating outlook for MUFG, BTMU and MUTB from stable to negative, following S&P’s revision of its view on the economic risk trend in Japan’s banking sector from stable to negative. In addition, in June 2016, Fitch changed the credit rating outlook of MUFG, BTMU and MUTB from stable to negative, following Fitch’s change in the credit rating outlook for the Government of Japan from stable to negative.

Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, BTMU, MUTB and MUSHD by one-notch on March 31, 2016, we estimate that MUFG and its three main subsidiaries would have been required to provide additional collateral under their derivative contracts as of the same date of approximately ¥7.9 billion. Assuming a two-notch downgrade by all of the relevant credit rating agencies occurred on the same date, we estimate that the additional collateral requirements for MUFG, BTMU, MUTB and MUSHD under their derivative contracts as of the same date would have been approximately ¥14.4 billion. For additional information on the impact of recent downgrades, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”

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

As a financial institution in possession of customer information, we are required to treat personal and other confidential information as required by the Act on the Protection of Personal Information and the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs, as well as the Banking Law and the Financial Instruments and Exchange Act of Japan. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

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

Our operations are highly dependent on our information, communications and transaction management systems and are subject to an increasing risk of cyber-attacks and other information security threats and to changes in the business and regulatory environment.

Our information, communications and transaction management systems constitute a core infrastructure for our operations. Given our global operations with an extensive network of branches and offices, the proper functioning of our information, communications and transaction management systems is critical to our ability to efficiently and accurately process a large volume of transactions, ensure adequate internal controls, appropriately manage various risks, and otherwise service our clients and customers. Cyber-attacks and other forms of unauthorized access and computer viruses are becoming increasingly more sophisticated and more difficult to predict, detect and prevent. For instance, bank internal financial transaction systems or automatic teller machines may become the target of cyber-attacks for monetary gain, and bank internal information systems may become the target of confidential information theft. In addition, banks’ websites or customer internet banking systems may become the target of cyber-attacks for political and other purposes. These cyber threats could cause disruptions to, and malfunctions of, such systems and result in unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers and counterparties, and deterioration in our ability to service our clients and customers. In addition, our banking and other transaction management systems may not meet all applicable business and regulatory requirements in an environment where such requirements are becoming increasingly sophisticated and complicated. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations.

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

Risks Related to Owning Our American Depositary Shares

As a holder of American Depositary Shares, you have fewer rights than a shareholder of record in our shareholder register since you must act through the depositary to exercise these rights.

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

Pursuant to the deposit agreement among us, the depositary and a holder of ADSs, the depositary will make efforts to exercise voting or any other rights associated with shares underlying ADSs in accordance with the instructions given by ADS holders, and to pay to ADS holders dividends and distributions collected from us. However, the depositary can exercise reasonable discretion in carrying out the instructions or making distributions, and is not liable for failure to do so as long as it has acted in good faith. Therefore, ADS holders may not be able to exercise voting or any other rights in the manner that they had intended, or may lose some or all of the value of the dividends or the distributions. Moreover, the depositary agreement that governs the obligations of the depositary may be amended or terminated by us and the depositary without ADS holders’ consent, notice, or any reason. As a result, ADS holders may be prevented from having the rights in connection with the deposited shares exercised in the way ADS holders had wished or at all.

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

Mitsubishi UFJ Financial Group, Inc.

MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Companies Act of Japan. We are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS, Mitsubishi UFJ NICOS Co., Ltd., and other companies engaged in a wide range of financial businesses.

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

On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2016, we held approximately 22.3% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

On December 18, 2013, we acquired approximately 72.0% of the total outstanding shares of Krungsri through BTMU. As a result of the transaction, Krungsri has become a consolidated subsidiary of BTMU.

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

On January 5, 2015, BTMU integrated its Bangkok branch with Krungsri through a contribution in kind of the BTMU Bangkok branch business to Krungsri, and BTMU received newly issued shares of Krungsri common stock. As a result of this transaction, BTMU’s ownership interest in Krungsri increased to 76.9%.

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

BTMU is a major commercial banking organization in Japan that provides a broad range of domestic and international banking services from its offices in Japan and around the world. BTMU’s registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and its telephone number is 81-3-3240-1111. BTMU is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act.

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

Mitsubishi UFJ Trust and Banking Corporation

MUTB is a major trust bank in Japan, providing trust and banking services to meet the financing and investment needs of clients in Japan and the rest of Asia, as well as in the United States and Europe. MUTB’s registered head office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan, and its telephone number is 81-3-3212-1211. MUTB is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act.

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

Mitsubishi UFJ Securities Holdings Co., Ltd.

MUSHD is a wholly-owned subsidiary of MUFG. MUSHD functions as an intermediate holding company of MUFG’s global securities and investment banking businesses. MUSHD’s registered head office is located at 5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan, and its telephone number is 81-3-6213-2550. MUSHD is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act. MUSHD has major overseas subsidiaries in London, New York, Hong Kong, Singapore and Geneva.

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

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

MUMSS is our core securities and investment banking subsidiary. MUMSS was created in May 2010 as one of the two Japanese joint venture securities companies between Morgan Stanley and us as part of our global strategic alliance. MUMSS succeeded to the investment banking operations conducted in Japan by a subsidiary of Morgan Stanley and the wholesale and retail securities businesses conducted in Japan by MUS. MUFG, through MUSHD, holds 60% voting and economic interests in MUMSS. MUMSS’s registered head office is located at 5-2 Marunouchi 2-chome, Chiyoda-ku, Tokyo, 100-0005 Japan, and its telephone number is 81-3-6213-8500. MUMSS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act. For more information on our joint venture securities companies, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”

Mitsubishi UFJ NICOS Co., Ltd.

Mitsubishi UFJ NICOS is a major credit card company in Japan that issues credit cards, including those issued under the MUFG, NICOS, UFJ and DC brands, and provides a broad range of credit card and other related services for its card members in Japan. Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG. Mitsubishi UFJ NICOS’s registered head office is located at 33-5, Hongo 3-chome, Bunkyo-ku, Tokyo 113-8411, Japan, and its telephone number is 81-3-3811-3111. Mitsubishi UFJ NICOS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act.

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥292.57 trillion as of March 31, 2016. The Group is comprised of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including MUB and Krungsri, in about 50 countries.

Since April 2004, we have adopted an integrated business group system comprising our core business areas, which serve as the Group’s core sources of net operating profit. As of March 31, 2016, we had five business segments: Retail Banking Business, Corporate Banking Business, Trust Assets Business, Global Business and Global Markets Business.

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

Medium- and long-term management strategy

The operating environment for financial institutions is transforming substantially amidst such trends as the changes in consumption patterns stemming from the aging of the Japanese population and its declining birthrate and the advance of information and communications technology. It is crucial to the further progress of the MUFG Group for us to maintain an accurate understanding of such changes, and undertake evolution and reformation of our business model as a preemptive response to these changes. Based on this recognition, the MUFG Group turned its eye toward expected operating environment changes over the next decade, and launched a new medium-term business plan, which outlines the strategies that we intend to implement over the first three years of this period from the fiscal year ending March 31, 2016 to the fiscal year ending March 31, 2018. The basic policy of the medium-term business plan is defined as “Evolution and reformation to achieve sustainable growth for MUFG,” and we have formulated Group business strategies and administrative practices and business foundation strategies of the plan based on three strategic focuses: “Customer perspective,” “Group-driven approach,” and “Productivity improvements.” “Customer perspective” calls on us to develop businesses based on changing customer needs. “Group-driven approach” inspires us to bolster inter-Group company unity and consider how to optimize our business on a Group-wide basis. “Productivity improvements” encapsulates our commitment to boosting competitiveness by pursuing higher levels of rationality and efficiency.

For the Group business strategies, we are seeking to enhance support for wealth accumulation and stimulation of consumption for individuals, contribute to the growth of small and medium-sized enterprises, and link contribution to the revitalization of the Japanese economy with the stable growth of MUFG in Japan. Globally, we aim to enhance and expand businesses by evolving and reforming our Corporate & Investment Banking, or CIB, model, sales and trading operation, and asset management and investor services operations. We are also working to further reinforce transaction banking operations and strengthen commercial banking platforms in Asia and the Unites States to construct a next-generation business base.

For the administrative practices and business foundation strategies, MUFG aims to streamline Group-wide operations and create administration practices that are appropriate for a global systemically important financial institution with maintaining a strong capital base as the first priority. This is expected to enable us continue to operate a business model that evolves and transforms on a Group-wide and global basis while taking steps to respond to the higher expectations of outside stakeholders.

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

Business Environment and Management Strategy

In Japan, the trends of decreasing birthrate and aging population continue to accelerate. We are also seeing increasing polarization of income and assets while the spread of information and communications technology is bringing further diversification of settlement methods. In this environment, we see MUFG contributing to sustained economic growth in Japan in two ways (1) by promoting a shift to investments from savings through our asset management business, and promoting the circulation of funds in the economy; and (2) by revitalizing personal consumption through our settlement and consumer finance businesses. We aim to become the top financial group in the retail business segment, chosen by a wide variety of customers with our business spanning the generations.

Service Improvement Project

BTMU has launched a project titled “Do Smart▶” with an aim to improve the quality of services for individual customers. In order to contribute to the lifelong wellbeing of customers and their families, this project focuses on enhancing online banking services with smartphones and other devices, and providing customized consulting to satisfy their needs.

Responding to Investment Needs

We aim to ensure that customers can adequately inform themselves of investment opportunities by providing various mediums such as appointments with representatives, seminars at branches with investment experts as lecturers, and “investment consultation sessions” on weekends and national holidays, and during evening hours. We have also been expanding our product lines, adding services such as investment trusts and foreign currency deposits, in order to be better able to respond to customers’ various investment needs. In addition, we have been working proactively to promote the Japanese individual savings account system, generally referred to as the Nippon Individual Savings Account, or NISA, program, which offers tax exemptions on capital gains and dividend income for investments up to ¥1.2 million a year for a maximum of five years. Moreover, in January 2016, we launched a similar tax exemption program for customers who are under the age of 20 called the “Junior NISA” program. This program is intended to allow parents and grandparents to open and transfer their financial assets to savings accounts for the benefit of their children or grandchildren, through which investments may be made for up to ¥0.8 million a year for a maximum of five years. As of March 31, 2016, we had approximately 909,719 NISA and Junior NISA accounts.

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

Responding to Needs Relating to Inheritance, Gift and Real Estate

MUTB offers a number of services including a testamentary trust service called “Ishindenshin” which helps customers prepare, maintain and execute wills, an inheritance planning service called “Shisan Shokei Planning” which helps customers manage and analyze financial assets and real estate properties comprehensively, and an inheritance procedure support service called “Wakachi Ai” which helps customers navigate the necessary procedures upon inheritance. BTMU and MUMSS also offer inheritance-related products and services, serving as sales agents of MUTB. MUTB’s asset management service called “Zutto Anshin Shintaku,” which helps customers and their families protect their funds and allows them to receive funds according to their chosen plan, received the “Nikkei Veritas Award” in the Nikkei Excellent Products & Services Awards for 2012. In April 2013, an educational fund gift trust product called “Magoyorokobu” was launched. BTMU also sells this product as a sales agent of MUTB. In June 2014, MUTB launched a new trust product called “Okuru shiawase,” a life-time gift trust product with services to assist customers with the execution of the gift. In April 2015, MUTB also began offering a new “wedding and child-rearing support trust,” a gift trust product through which customers can provide their children, grandchildren and others with support in the form of funds for their financial needs in connection with marriage and child-rearing. MUTB and Mitsubishi UFJ Real Estate Services offer real estate brokerage services for both investment and business properties and residential properties, responding to customers’ various real-estate-related needs.

Responding to Loan Needs

Under the Bank of Japan’s negative interest rate policy, decreasing market interest rates has resulted in stronger demand for housing loans in Japan, which provides a business opportunity for us. With respect to housing loans, BTMU offers “Loans with Supplemental Health Insurance for Seven Major Illnesses” through a third party insurance company to help with loan payments in case of unexpected major illnesses such as cancer or heart attacks, a group credit life insurance plan which is mandatory for housing loans, with reduced qualification requirements (“Wide Danshin”) and a preferred interest rate plan (“Gunto Ureshii Housing Loan”). MUTB also offers housing loan plans incorporating “Wide Danshin” and other plans to respond to customers’ needs. BTMU also offers “Card Loans” and “Purpose-Specific Term Loans,” depending on customers’ needs. A card loan service called “BANQUIC” offers access to cash as quickly as in 40 minutes after the submission of an application through a video teller machine. Also, online applications are accepted 24 hours a day, 365 days a year, and the underwriting process can be completed as quickly as in 30 minutes. Applications are also accepted over the phone. “Net DE Loan” is a purpose-specific term loan, which BTMU-account-holder customers can, in most circumstances, apply for without visiting a bank branch. This loan can be used to pay for education, motor vehicle purchases and other purposes.

Responding to Internet Banking Needs

BTMU and MUTB offer Internet banking services called “Mitsubishi Tokyo UFJ Direct” and “Mitsubishi UFJ Trust Direct,” respectively, which allow customers to, among other things, transfer money, check their balance, make time deposits, make investments, apply for housing loans, and consult specialists regarding investments. In 2013, transaction screens of “Mitsubishi Tokyo UFJ Direct” were renewed, making the service even more user-friendly. The number of users has grown to approximately 16 million as of March 31, 2016. As a countermeasure to increasing online fraud and other crimes, in March 2015, BTMU started to distribute key cards through which customers can obtain a one-time temporary pass code to access their online banking accounts.

Jibun Bank Corporation was founded by BTMU in collaboration with KDDI Corporation in June 2008. The convenience that Jibun Bank offers by allowing users to execute transactions at any time on their cellphones has attracted customers in a wide age group. In addition to enabling users to check their balance and transfer money, Jibun Bank offers other products and services such as yen-denominated time deposits, foreign currency deposits, and, since June 2013, “Jibun Bank FX” (over-the-counter foreign exchange margin trading). As of March 31, 2016, Jibun Bank had approximately 2.1 million retail customer accounts with a total balance of deposits of ¥746 billion.

Payment Business

Mitsubishi UFJ NICOS offers a variety of credit cards, including “MUFG Card (Gold Card),” a credit card with an annual fee starting at as low as ¥2,000. With five international credit card brands (JCB, Visa, Master Card®, American Express® and China UnionPay) available, MUFG Card is designed to meet customers’ various needs. BTMU’s “Mitsubishi Tokyo UFJ VISA” offers various reward programs, such as cash-back in exchange for earned points. To accommodate the diverse needs of consumers, “Mitsubishi Tokyo UFJ VISA Debit” card was launched in November 2013. The number of debit cards issued was approximately 814,000 as of March 31, 2016.

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

Transaction Banking

We support customers’ capital management by focusing on their cash management systems among affiliated group companies and trade finance, while taking advantage of our global network. Our sophisticated services and commitment to quality have helped customers enhance their global manufacturing and sales networks.

Investment Banking

A large part of our investment banking business in Japan is provided by MUMSS which was formed in May 2010 through the integration of the domestic wholesale and retail securities business previously conducted by MUS and the investment banking business conducted by Morgan Stanley Japan. See “—Global Strategic Alliance with Morgan Stanley” below.

Trust Banking

MUTB’s experience and know-how in corporate real estate strategy consulting, real estate brokerage and appraisal services, shareholder registry management services, shareholder and investor relations consulting, and executive and employee incentive plan services also enable us to offer services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

Focusing on infrastructure development

We have been focusing on financing deals in the area of infrastructure development, such as electric power, renewable energy and railroads, by leveraging our experience, know-how and global network, and have built an extensive track record as a leading global project finance bank. We are determined to contribute further to the overseas business development and business opportunities enhancement of Japanese corporations by providing financial support, including leasing, to enable them to respond to the anticipated expansion and diversification of social infrastructure projects. See “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

Our Trust Assets Business Group combines MUTB’s trust assets business, comprising trust assets management services, asset administration and custodial services, and the businesses of Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A., or MIBL, which was renamed from Mitsubishi UFJ Global Custody S.A. on May 1, 2016, Mitsubishi UFJ Fund Services Holdings Limited, or MFS, and Mitsubishi UFJ Kokusai Asset Management Co., Ltd., which was formed on July 1, 2015 through the merger between two of our asset management subsidiaries in Japan, Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd.

Under the brand of “MUFG Investor Services,” MUTB, MIBL and MFS provide a full suite of global asset administration services, including fund administration, custody, securities lending and foreign exchange as a one-stop shop. In December 2015, MFS acquired UBS Asset Management’s Alternative Fund Services business. Through this transaction, we aim to enhance our competitiveness and scale of operations in the global fund administration market, which is expected to grow significantly amid the global trend of tightening financial regulations. In April 2016, MUTB acquired Capital Analytics II LLC, Neuberger Berman Group LLC’s fund management company, and renamed it MUFG Capital Analytics LLC. Through this transaction, we aim to establish a fund administration business function for private equity funds in the United States, which are expected to grow rapidly.

Mitsubishi UFJ Kokusai Asset Management provides investment trust products mainly to individual customers and corporate clients in Japan.

With an aim to further enhance its business, MUTB has entered into strategic alliances with overseas asset management companies, including Aberdeen Asset Management PLC, a U.K. asset manager, and AMP Capital Holdings Limited, an Australian asset manager.

Global Business Group

The Global Business Group is charged with the responsibility of effectively coordinating and enhancing our group-wide efforts to strengthen and expand our businesses outside Japan. The Global Business Group is designed to bring together the leadership in, and enhance the coordination for, our business strategies outside Japan on a group-wide basis.

Global business development has been an important pillar of our growth strategy. Aiming to further raise our presence in the global financial market, we have shifted our approach from one where each of our group companies individually promoted its global business to a more group-wide approach. The new approach is designed to enable us to exercise our comprehensive expertise to provide our customers with value-added solutions and services more effectively.

Global financial regulations have become increasingly stringent in major financial markets, including the United States and Europe. In addition, the economic growth in developing markets, which have increased in importance for our global business, has recently weakened due to China’s economic slowdown and declining prices of natural resources. As a result, the business environment surrounding the international financial industry is becoming more complex. Furthermore, customers’ financing needs are becoming more diverse and sophisticated as their activities have become more globalized.

Amidst this dynamic environment, the Global Business Group covers our businesses outside Japan, including corporate and commercial banking services such as loans, deposits and cash management, retail banking, trust assets, and securities businesses (with the retail banking and trust assets businesses being conducted through MUB in the United States and Krungsri in Thailand). Through a global network of more than 1,150 offices outside of Japan, we provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

CIB (Corporate and Investment Banking)

Our global CIB business primarily serves large corporations, financial institutions, and sovereign and multinational organizations with a comprehensive set of solutions for their financing needs. Through our global network of offices and branches, we provide a full range of services, such as project finance, export credit agency, finance, and financing through asset-backed commercial papers. We also provide investment banking services such as debt/equity issuance and M&A advisory services to help our customers develop their financial strategies and realize their goals. In order to meet customers’ various financing needs, we have established a customer-oriented coverage model through which we coordinate our product experts who offer innovative financing services globally. We are one of the world’s top providers of project finance, one of the core businesses of CIB. We provide professional services in arranging limited-recourse finance and offering financial advice in various sectors, including natural resources, power, and infrastructure, backed by our experience, expertise, knowledge, and global network.

Transaction Banking

We have Transaction Banking offices in eight locations around the globe through which we provide commercial banking products and services primarily for large corporations and financial institutions in managing and processing domestic and cross-border payments, mitigating risks in international trade, and providing working capital optimization. We have established the Transaction Banking Group within BTMU, which oversees its entire transaction banking operations globally, in order to enhance governance, management and quality of services in these operations. Under the Transaction Banking Group, a team of approximately 2,000 officers provides customers with support for their domestic, regional and global trade finance and cash management programs through our extensive global network.

MUFG Union Bank, N.A. (MUB)

MUB is the primary subsidiary of MUAH, which is a wholly owned subsidiary of BTMU and is a bank holding company in the United States. Effective July 1, 2014, BTMU’s operations in the Americas region were integrated with MUAH’s operations. MUAH oversees BTMU’s operations in the Americas region and MUB is the primary operating entity of BTMU in the United States. MUB is a leading regional bank in California, ranked by the Federal Deposit Insurance Corporation, or FDIC, as the 18th largest bank in the United States in terms of total deposits as of June 2015. MUB provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, Washington, and Texas as well as nationally and internationally.

In April 2015, Stephen E. Cummings, a former UBS executive, was appointed President & CEO of MUB and Managing Executive Officer of BTMU with authority over all of BTMU’s U.S. businesses. Mr. Cummings is the first non-Japanese CEO of our operations in the United States, where we aim to expand our business and strengthen our governance. Following the appointment of the new CEO, Donna Dellosso joined as CRO for the Americas and Christopher Perretta joined as CIOO for the Americas. As a result, 13 of the 15 policy-making officers of MUB are locally hired in the United States.

In October 2015, MUB reorganized its former commercial banking business into the following three groups: Regional Banking, U.S. Wholesale Banking, and Investment Banking & Markets. The new organization structure is designed to operate more efficiently and with higher productivity.

Effective July 1, 2016, MUAH was designated as MUFG’s U.S. intermediate holding company, or IHC, to comply with the FRB’s enhanced prudential standards. As of that date, BTMU, MUTB and MUSHD transferred to MUAH their ownership interests in their U.S. subsidiaries and affiliates, namely, BTMU Capital Corporation, BTMU Securities, Inc., MUFG Americas Capital Company, Morgan Stanley MUFG Loan Partners, LLC, MUFG Fund Services (USA) LLC, and MUFG Securities Americas Inc.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any adverse changes in the business of MUFG Americas Holdings Corporation, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.”

Bank of Ayudhya Public Company Limited (Krungsri)

Krungsri is a major subsidiary of BTMU in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium-sized enterprises, and large corporations mainly in Thailand. In addition, Krungsri’s consolidated subsidiaries include a major credit card issuer in Thailand as well as a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand.

In January 2015, BTMU integrated its Bangkok Branch with Krungsri to comply with the Thai regulatory requirement generally referred to as the “one presence” policy, which limits financial conglomerates to a single licensed deposit taking entity in Thailand. As of March 31, 2016, BTMU holds a 76.88% ownership interest in Krungsri. By combining Krungsri’s local franchise with competitive presence in the retail and SME banking markets in Thailand with BTMU’s global financial expertise, we seek to offer a wider range of high-value financial services to a more diverse and larger customer base.

In January 2016, MUFG announced that Krungsri had agreed with the shareholders of Hattha Kaksekar Limited, or HKL, a financial institution in Cambodia, to acquire all of the outstanding shares of HKL. This acquisition is expected to enable MUFG and BTMU to tap into the growth of the Cambodian market by leveraging the knowhow of Ngern Tid Lor Co., Ltd., a subsidiary of Krungsri engaged in microfinance in Thailand, with an aim to promote and develop the microfinance business.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any adverse changes in the business of Bank of Ayudhya, an indirect subsidiary in Thailand, could significantly affect our results of operations.”

Activities in Asia

We have been expanding our operations in Asia in an effort to further develop our businesses abroad. We have opened four overseas branches and one overseas representative office since January 2015, namely, Yangon branch in Myanmar, Colombo representative office in Sri Lanka, Kowloon branch in Hong Kong, BTMU (China) Fuzhou branch, and Kaohsiung branch in Taiwan.

In addition, in April 2016, BTMU acquired a 20.0% equity interest, on a fully diluted basis, in Security Bank Corporation, a leading commercial bank in the Philippines, as part of BTMU’s capital and business alliance with Security Bank.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.”

Global Markets Business Group

The Global Markets Business Group covers the businesses specialized in financial markets products such as sales and trading, asset and liability management, and strategic investments globally on a group-wide basis.

The establishment of the Global Markets Business Group in July 2012 resulted in the expansion of the coordination between the Global Business Group and the Global Markets Business Group at BTMU and the collaboration between the two Groups and MUSHD’s foreign subsidiaries on some of those subsidiaries’ sales and trading businesses. Through this collaboration, we sought to strengthen the cooperation between BTMU and MUSHD of their markets businesses and to expand our client base while improving our trading capabilities to seize interest rate and foreign exchange market opportunities for loans and corporate bond transactions. In April 2014, MUTB began to participate in the Global Markets Business Group in an effort to more fully enhance our group-wide capabilities.

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

Global Strategic Alliance with Morgan Stanley

As of March 31, 2016, we held approximately 432 million shares of Morgan Stanley’s common stock representing approximately 22.3 % of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $ 521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

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

We have also expanded the scope of our global strategic alliance with Morgan Stanley into other geographies and businesses, including (1) a loan marketing joint venture that provides clients in the United States with access to the world-class lending and capital markets services from both companies, (2) business referral arrangements in Asia, Europe, the Middle East and Africa, covering capital markets, loans, fixed income sales and other businesses, (3) global commodities referral arrangements whereby BTMU and its affiliates refer clients in need of commodities-related hedging solutions to certain affiliates of Morgan Stanley, and (4) an employee secondment program to share best practices and expertise in a wide range of business areas.

Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., in which MUMSS holds 75%, and BTMU holds the remaining 25%, of the voting rights, has an agreement with Morgan Stanley. Mitsubishi UFJ Morgan Stanley PB Securities leverages MUFG’s broad customer base, utilizes Morgan Stanley’s global and high quality insight, and further its collaborations with other group companies by strengthening its coordination with MUMSS. It aims for further development of its wealth management business, which is one of the largest in Japan.

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

Japan

Since their formation in 2000 and 2001, the so-called Japanese “mega bank” groups, including us, the Mizuho Financial Group and the Sumitomo Mitsui Financial Group, have continued to expand their businesses and take measures designed to enhance their financial group capabilities. For example, in July 2013, Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. merged, and the merged entity presently operates under the corporate name of “Mizuho Bank, Ltd.” In November 2015, SMBC Trust Bank, Ltd., a subsidiary of Sumitomo Mitsui Financial Group, acquired the retail banking business of Citibank Japan, Ltd.

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

In the retail business sector, customers often have needs for a broad range of financial products and services, such as investment trusts and insurance products. Recently, competition has increased due to the development of new products and distribution channels. For example, Japanese banks compete with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand. Competition has also increased since the introduction in January 2014 of the Japanese individual savings account system, generally referred to as the NISA program, which currently offers tax exemptions on capital gains and dividend income for investments up to ¥1.2 million a year for a maximum of five years. In addition, in December 2015, Sumitomo Mitsui Trust Bank, Ltd. acquired Citi Cards Japan, Inc., which previously operated the credit card business of Citigroup Inc. in Japan.

In the private banking sector, competition among the mega bank groups has intensified as a result of recent corporate actions designed to strengthen their operations. We made Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. a wholly owned subsidiary in December 2012 to enhance our private banking services for high net-worth customers, and changed its name to Mitsubishi UFJ Morgan Stanley PB Securities, Ltd. in March 2014. In October 2013, Sumitomo Mitsui Banking Corporation acquired the former Société Générale Private Banking Japan, Ltd. from Société Générale S.A. and changed its name to SMBC Trust Bank, Ltd.

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

The trust assets business is an area that is becoming increasingly competitive because of regulatory changes in the industry that have expanded the products and services that can be offered since the mid-2000s. In addition, there is growing corporate demand for changes in the trust regulatory environment, such as reforms of the pension system and related accounting regulations under Japanese GAAP. Competition may increase in the future as changes are made to respond to such corporate demand and regulatory barriers to entry are lowered. Competition is also expected to intensify as a result of recent integrations and entrants in the industry. For example, in April 2011, Sumitomo Trust and Banking and Chuo Mitsui Trust Holdings, Inc. established Sumitomo Mitsui Trust Holdings, Inc., a holding company, to integrate their operations. In April 2012, Sumitomo Trust and Banking, The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited, the three trust bank subsidiaries of Sumitomo Mitsui Trust Holdings, merged, and the surviving entity was renamed Sumitomo Mitsui Trust Bank. In July 2015, two of our asset management subsidiaries in Japan, Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd. merged, and the surviving entity presently operates under the corporate name of “Mitsubishi UFJ Kokusai Asset Management Co., Ltd.” In August 2015, JP Asset Management Co., Ltd. was established as a joint venture with the Japan Post Group, Sumitomo Mitsui Trust Bank and Nomura Holdings, Inc. holding 50%, 30% and 20% equity interests, respectively, in the joint venture. In March 2016, the Mizuho Financial Group announced plans to integrate on October 1, 2016, Mizuho Asset Management Co., Ltd., Shinko Asset Management Co., Ltd. and the asset management business of Mizuho Trust & Banking Co., Ltd., all of which are asset management subsidiaries of the Mizuho Financial Group in Japan, and DIAM Co., Ltd., which is an asset management joint venture between the Mizuho Financial Group and Dai-ichi Life Insurance Company in Japan.

In recent years, the Japanese government has identified several governmental financial institutions as candidates to privatize. In particular, in November 2015, shares of Japan Post Holdings Co., Ltd., Japan Post Bank Co., Ltd. and Japan Post Insurance Co., Ltd. were listed on the Tokyo Stock Exchange. In the initial public offering, approximately 11% of the shares in each of the Japan Post companies were sold. The Japanese government is expected to sell additional shares in Japan Post Holdings and cause Japan Post Holdings to sell additional shares in the Japan Post Bank and Japan Post Insurance in the future. Under the current postal privatization law, Japan Post Bank and Japan Post Insurance may enter into new business areas upon obtaining government approvals, and if Japan Post Holdings’ equity holdings decrease to 50% or below, the two companies will be allowed to enter into new business areas upon submission of a notice to the government. In such case, the Japan Post Group companies may seek to enter into new financial businesses and increasingly compete with us. In addition, in April 2016, the limit on deposits that Japan Post Bank can accept from each depositor was raised from ¥10 million to ¥13 million pursuant to a revised government ordinance. Since Japan Post Bank is one of the world’s largest holders of deposits, this change may increase Japan Post Bank’s competitive position as banks rely on deposits as a cost-effective source of funding. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally” and “—B. Business Overview—The Japanese Financial System—Government Financial Institutions.”

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of June 9, 2016:

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

Government Financial Institutions

There are a number of government financial institutions in Japan, which are corporations wholly owned or majority-owned by the government and operate under the government’s supervision. Their funds are provided mainly from government sources. Certain types of operations undertaken by these institutions have been or are planned to be assumed by, or integrated with the operations of, private corporations through privatizations and other measures.

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

•

Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, and which was reorganized as an incorporated administrative agency and started to specialize in securitization of housing loans in April 2007; and

•

The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. In November 2015, approximately 11% of the outstanding shares of each of Japan Post Bank, Japan Post Insurance and Japan Post Holdings were sold to the public, and these companies are currently listed on the Tokyo Stock Exchange.

Supervision and Regulation

Japan

Supervision.    The FSA is responsible for supervising and overseeing financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

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

Legislation has recently been passed by, or introduced to, the Diet to amend various financial regulation related laws, including the Banking Law, which includes certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another company (other than certain financial institutions) under the Banking Law, the bank may be exempt from such requirement and allowed to hold more than 5% of the outstanding shares of such company under amendments to the Banking Law that became effective in April 2014, if, among other exempted cases, a bank’s shareholding contributes to revitalizing a company’s business or the local economy related to such company. In May 2016, the Diet passed legislation to amend the Banking Law to allow banks and bank holding companies with the FSA’s approval to hold controlling interests in certain financial technology companies. The amendments to the Banking Law will become effective as of a date to be specified in a cabinet order, which is expected to be prior to June 3, 2017.

Bank holding company regulations.    A bank holding company is prohibited from carrying out any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company, a foreign subsidiary that is engaged in the banking, securities or insurance business and any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiaries of a bank holding company.

In addition, under the amendments to the Banking Law passed by the Diet in May 2016, a bank holding company (i) will be required to perform certain specified functions as a bank holding company to ensure effective management of its subsidiaries and (ii) will be allowed to engage in certain specified common operations of its subsidiaries so as to improve the efficiency of the operations of its group companies.

Capital adequacy.    The capital adequacy guidelines adopted by the FSA that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements.

Basel II, as adopted by the FSA, has been applied to Japanese banks since March 31, 2007. Certain provisions of Basel III have been adopted by the FSA for Japanese banking institutions with international operations conducted through their foreign offices. Basel III is based on Basel II’s comprehensive regulatory framework which is built on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information.

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

Tier 2 capital generally consists of:

•	Basel III compliant subordinated obligations,

•	during the transition period, capital that meets Tier II requirements under the former Basel II standards,

•	allowances for credit losses, and

•	non-controlling interests in subsidiaries’ Tier 2 capital instruments.

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

Risk-weighted assets are the sum of risk-weighted assets compiled for credit risk purposes, quotient of dividing the amount equivalent to market risk by 8%, and quotient of dividing the amount equivalent to operational risk by 8%, and also include any amount to be added due to transitional measures as well as floor adjustments, if necessary. Risk-weighted assets include the capital charge of the credit valuation adjustment, or CVA, the credit risk related to asset value correlation multiplier for large financial institutions, the 250% risk-weighted threshold items not deducted from Common Equity Tier 1 capital, and certain Basel II capital deductions that were converted to risk-weighted assets under Basel III, such as securitizations and significant investments in commercial entities. Certain Basel III provisions were adopted by the FSA with transitional measures and became effective March 31, 2013.

The capital ratio standards applicable to us are as follows:

•	a minimum total capital ratio of 8.0%,

•	a minimum Tier 1 capital ratio of 6.0%, and

•	a minimum Common Equity Tier 1 capital ratio of 4.5%.

These minimum capital ratios are applicable to MUFG on a consolidated basis and to BTMU and MUTB on a consolidated as well as stand-alone basis.

We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2016, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.7%.

The Financial Stability Board identified us as a global systematically important bank, or G-SIB, in its most recent annual report published in November 2015, and is expected to update the list of G-SIB annually. In December 2015, the FSA also designated us as a G-SIB as well as a domestic systemically important bank generally referred to as a “D-SIB.”

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements are currently being phased in and, as of March 31, 2016, we are required to maintain a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. As of the same date, no countercyclical buffer is applicable to us. When fully implemented on March 31, 2019, we will be required to maintain a capital conservation buffer of 2.5%, a countercyclical buffer of up to 2.5%, and a G-SIB surcharge of 1.5%, assuming we will be in Bucket 2 of the G-SIB list.

For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

In determining capital ratios under the FSA guidelines reflecting Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2016. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUAH has adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel III, we reflect operational risk in the risk-weighted assets by using the Standardized Approach and the Advanced Measurement Approach. The Basel Committee on Banking Supervision has issued proposals to revise the current market risk framework, including stricter measures relating to some of our investment securities portfolio. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Operational Risk Management.”

Prompt corrective action system.    Under the prompt corrective action system, the FSA may take corrective action, if a bank or a bank holding company fails to meet the minimum capital adequacy ratio. These actions include requiring such bank or bank holding company to formulate and implement capital improvement measures, requiring it to reduce assets or take other specific actions, and issuing an order to suspend all or part of its business operations.

Prompt warning system.    Under the prompt warning system, the FSA may take precautionary measures to maintain and promote the sound operations of financial institutions, even before those financial institutions become subject to prompt corrective actions. These measures require a financial institution to enhance profitability, credit risk management, stability and cash flows.

Deposit insurance system and government measures for troubled financial institutions.    The Deposit Insurance Act is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with the Deposit Insurance Act.

City banks, including BTMU, regional banks, trust banks, including MUTB, and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2016, the Deposit Insurance Corporation charged an insurance premium equal to 0.054% per year on the deposits in the settlement accounts, and a premium equal to 0.041% per year on the deposits in other accounts.

Under the Deposit Insurance Act, a Financial Reorganization Administrator can be appointed by the Prime Minister if a bank’s liabilities exceed its obligations or has suspended, or is likely to suspend, repayment of deposits.

The Financial Reorganization Administrator will take control of the assets of the troubled bank, dispose of the assets and search for another institution willing to take over the troubled bank’s business. The troubled bank’s business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation to enable the troubled bank’s operations to be maintained and continue temporarily, and the bridge bank will seek to transfer the troubled bank’s assets to another financial institution or dissolve the troubled bank. The Deposit Insurance Corporation protects deposits, as described above, either by providing financial aid for costs incurred by the financial institution succeeding the insolvent bank or by paying insurance money directly to depositors. The financial aid provided by the Deposit Insurance Corporation may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debt, subscription for preferred stock, or loss sharing.

The Deposit Insurance Act also provides for exceptional measures to cope with systemic risk in the financial industry. Where the Prime Minister recognizes that the failure of a bank which falls into any of (i) through (iii) below may cause an extremely grave problem to the maintenance of the financial order in Japan or the region where the bank is operating, or systemic risk, if none of the measures described in (i) through (iii) below is implemented, the Prime Minister may, following deliberation by the Financial Crisis Response Council, confirm (nintei) the need to take any of the following measures: (i) if the bank does not fall into either of the categories described in (ii) or (iii) below, the Deposit Insurance Corporation may subscribe for shares or subordinated bonds of, or extend subordinated loans to the bank, or subscribe for shares of the bank holding company of the bank, in order to enhance the bank’s regulatory capital (“Item 1 measures” (dai ichigo sochi)); (ii) if the bank has suspended, or is likely to suspend, repayment of deposits, or its liabilities exceed its assets, financial aid exceeding the pay-off cost may be made available to the bank (“Item 2 measures” (dai nigo sochi)); and (iii) if the bank has suspended, or is likely suspend, repayment of deposits, and its liabilities exceed its assets, and the systemic risk cannot be avoided by the measures mentioned in (ii) above, the Deposit Insurance Corporation may acquire all of the bank’s shares (“Item 3 measures” (dai sango sochi)). The expenses for the implementation of the above measures will be borne by the banking industry, with an exception under which the Japanese government may provide partial subsidies for such expenses.

Under the new orderly resolution regime established by amendments to the Deposit Insurance Act that were promulgated in June 2013 and became effective on March 6, 2014, financial institutions, including banks, insurance companies and securities companies and their holding companies, are subject to the regime. Further, where the Prime Minister recognizes that the failure of a financial institution which falls into either of (a) or (b) below may cause a significant disruption to the Japanese financial market or system in Japan if measures described in (a) or measures described in (b) are not taken, the Prime Minister may, following deliberation by the Financial Response Crisis Council, confirm (nintei) that any of the following measures need to be applied to the financial institution:

(a)	if the financial institution is not a financial institution whose liabilities exceed its assets, the financial institution shall be placed under the special supervision by the Deposit Insurance Corporation over the financial institution’s business operations and management and the disposal of the financial institution’s assets, and the Deposit Insurance Corporation may provide the financial institution with loans or guarantees necessary to avoid the risk of significant disruption to the financial system in Japan, or subscribe for shares or subordinated bonds of, or extend subordinated loans to, the financial institution, taking into consideration the financial condition of the financial institution (“Specified Item 1 measures” (tokutei dai ichigo sochi) under Article 126-2, Paragraph 1, Item 1 of the Deposit Insurance Act); or

(b)	if the financial institution is a financial institution whose liabilities exceed, or are likely to exceed, its assets or which has suspended, or is likely to suspend, payments on its obligations, the financial institution shall be placed under the special supervision by the Deposit Insurance Corporation over the financial institution’s business operations and management and the disposal of the financial institution’s assets, and the Deposit Insurance Corporation may provide financial aid necessary to assist a merger, business transfer, corporate split or other reorganization activities for the failed financial institution (“Specified Item 2 measures” (tokutei dai nigo sochi) under Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act).

If the Prime Minister confirms that any of the measures set out in (b) above needs to be applied to a failed financial institution, the Prime Minister may order that the failed financial institution’s business operations and management and the disposal of the failed financial institution’s assets be placed under the special control of the Deposit Insurance Corporation. The business or liabilities of the financial institution subject to the special supervision or the special control of the Deposit Insurance Corporation as set forth above may also be transferred to a “bridge financial institution” established by the Deposit Insurance Corporation to enable the financial institution’s operations to be maintained and continue temporarily, or the financial institution’s liabilities to be repaid, and the bridge financial institution will seek to transfer the financial institution’s business or liabilities to another financial institution or dissolve the financial institution. The financial aid provided by the Deposit Insurance Corporation to assist a merger, business transfer, corporate split or other reorganization in respect of the failed financial institution set out in (b) above may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription for preferred stock or subordinated bonds, subordinated loan, or loss sharing. If the Deposit Insurance Corporation has provided such financial assistance, the Prime Minister may designate the movable assets and claims of the failed financial institution as not subject to attachment under Article 126-16 of the Deposit Insurance Act, and such merger, business transfer, corporate split or other reorganization may be conducted outside of the court-administrated insolvency proceedings. If the financial institution subject to the special supervision or the special control by the Deposit Insurance Corporation as set forth above has liabilities that exceed, or are likely to exceed, its assets, or has suspended, or is likely to suspend, payments on its obligations, the financial institution may transfer all or a material portion of its business or all or a material portion of shares of its subsidiaries or implement corporate split or certain other corporate actions with court permission in lieu of any shareholder resolutions under Article 126-13 of the Deposit Insurance Act. In addition, the Deposit Insurance Corporation must request other financial institution creditors of the failed financial institution to refrain from exercising their rights against the failed financial institution until measures necessary to avoid the risk of significant disruption to the financial system in Japan have been taken, if it is recognized that exercising of their rights is likely to make the orderly resolution of the failed financial institution difficult.

The expenses for implementation of the measures under this regime will be borne by the financial industry, with an exception under which the Japanese government may provide partial subsidies for such expenses within the limit to be specified in the government budget in cases where it is likely to cause extremely serious hindrance to the maintenance of the credit system in Japan or significant turmoil in the Japanese financial market or system if such expenses are to be borne only by the financial industry.

According to the announcement made by the FSA in March 2014, (i) Additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank must be written down or converted into common shares when the Prime Minister confirms (nintei) that Item 2 measures (dai nigo sochi), Item 3 measures (dai sango sochi), or Specified Item 2 measures (tokutei dai nigo sochi) need to be applied to the bank and (ii) Additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank holding company must be written down or converted into common shares when the Prime Minister confirms (nintei) that Specified Item 2 measures (tokutei dai nigo sochi) need to be applied to the bank holding company.

Recovery and resolution plan.    In November 2015, the Financial Stability Board published the latest list of G-SIBs, which includes us. The list is annually updated by the Financial Stability Board each November. A recovery and resolution plan must be put in place for each G-SIB, and the plans must be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as G-SIBs must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the implementation of the recovery plan and an analysis of recovery options, to the FSA, and the FSA must prepare a resolution plan to apply to each G-SIB.

Total loss-absorbing capacity.    In November 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity, or TLAC, standard for G-SIBs, including us. The Financial Stability Board’s TLAC standard is designed to ensure that if a G-SIB fails, it has sufficient loss-absorbing and recapitalization capacity available in resolution to implement an orderly resolution that minimizes impacts on financial stability, ensures the continuity of critical functions, and avoids exposing public funds to loss. The Financial Stability Board’s TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available to absorb losses in resolution but allows each resolution authority’s power under the applicable resolution law to expose other liabilities to loss through bail-in or the application of other resolution tools. The Financial Stability Board’s TLAC standard requires a G-SIB to hold TLAC in an amount not less than 16% of its risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022.

Following the publication of the final TLAC standards for G-SIBs by the Financial Stability Board in November 2015, the FSA published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan on April 15, 2016. According to the FSA’s approach, which is subject to change based on future international discussions, the preferred resolution strategy for G-SIBs in Japan is SPE resolution, in which resolution powers are applied to the top-level entity of a banking group by a single national resolution authority. To implement this SPE resolution strategy effectively, the FSA plans to require bank holding companies of Japanese G-SIBs, which will be the resolution entities, to (i) meet the minimum external TLAC requirements provided under the Financial Stability Board’s TLAC standard, and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the Financial Stability Board’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having Internal TLAC. In addition, under the approach, Japanese G-SIBs would be allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from 2019 and 3.5% of their consolidated risk-weighted assets from 2022 as external TLAC.

Furthermore, under the SPE resolution strategy provided for in the approach, while the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIB in crisis, a possible model of Japanese G-SIB resolution will be:

(i)	Certain measures are taken with the involvement of the relevant authority with respect to the Internal TLAC obligations that the relevant material subsidiaries of the bank holding company of the relevant Japanese G-SIB owe to the bank holding company so as to cause the bank holding company to absorb the losses incurred by such material subsidiaries.

(ii)	After the bank holding company absorbs the losses of its material subsidiaries, if it fulfills the requirements for the application of Specified Item 2 measures (tokutei dai nigo sochi) set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act, the Prime Minister confirms that Specified Item 2 measures (tokutei dai nigo sochi) need to be applied to the bank holding company and orders its operations and assets to be placed under the special control of the Deposit Insurance Corporation. At this point, Basel III-eligible Additional Tier 1 instruments and Tier 2 instruments issued by the bank holding company are written off or converted into equity under the terms of such instruments prior to the loss absorption of external TLAC-eligible senior debt liabilities issued by the bank holding company. In addition, the Prime Minister prohibits by its designation creditors of the bank holding company from attaching any of its movable assets and claims which are to be transferred to a bridge financial institution established by the Deposit Insurance Corporation pursuant to Article 126-16 of the Deposit Insurance Act.

(iii)	The bank holding company transfers its systemically important assets and liabilities (including shares of its material subsidiaries) to a bridge financial institution with court permission in lieu of any shareholder resolutions under Article 126-13 of the Deposit Insurance Act, under a decision by the Prime Minister that the bridge financial institution succeed the business of the bank holding company. It is expected that the bank holding company’s obligations with respect to external TLAC-eligible senior notes would not be transferred to the bridge financial institution and would remain as the bank holding company’s liabilities.

(iv)

After transferring its systemically important assets and liabilities, the Deposit Insurance Corporation files a petition for the commencement of a bankruptcy proceeding against the bank holding company through which it will be dissolved, and the creditors of the bank holding company, including the holders of external TLAC-eligible senior notes, will receive liquidation distributions out of the residual assets of the bank holding company, as a result of which they may absorb losses.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.”

Liquidity Coverage Ratio.    Japanese banks and bank holding companies with international operations are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets to survive in a 30-day financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. Once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to immediately report such failure to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order. A minimum LCR of 70% is required in 2016, and the required minimum ratio is expected to be raised annually by 10 percentage points to 100% by 2019.

Net Stable Funding Ratio.    The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. The standard is expected to become applicable by January 1, 2018. In Japan, details of the NSFR requirements are currently under discussion.

Leverage Ratio.    Japanese banks and bank holding companies with international operations are required to disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. The Basel Committee on Banking Supervision’s currently proposed minimum leverage ratio is 3% with additional requirements for G-SIBs. The Committee is expected to make any adjustments to the minimum leverage ratio by the end of the calendar year 2017 and implement the final minimum leverage ratio requirement that reflects any such adjustments in 2018.

Other major developments relating to international bank capital regulatory standards.    In July 2015, the Basel Committee on Banking Supervision published a consultation paper “Review of the Credit Valuation Adjustment Risk Framework.” Credit valuation adjustment, or CVA, is an adjustment to the fair value of derivative instruments to account for counterparty credit risk. The proposals are designed to ensure that all important factors of CVA risk and CVA hedges are covered in the Basel regulatory capital standard, align the capital standard with the fair value measurement of CVA employed under various accounting standards, and ensure consistency with the Basel Committee on Banking Supervision’s proposed revisions to the market risk framework. The consultation paper proposed three approaches for CVA risk measurement—Internal Model Approach, Standardized Approach and Basic Approach. Depending on the final designs and calibrations, these revisions and reforms could change the regulatory capital calculation and the level of capital requirement for each of the banks subject to the relevant standards, including us.

In December 2015, the Basel Committee on Banking Supervision published a second consultation paper on revisions to the Standardized Approach for credit risk. The proposed revisions are designed to establish a capital framework that better balances simplicity and risk sensitivity, promote comparability by reducing variability in risk-weighted assets across banks and jurisdictions, and ensure that the Standardized Approach constitutes a suitable alternative to and complement the Internal Ratings-Based approach. The consultation paper includes, among other things, reintroduction of external ratings, a lower risk weight for small and medium-sized enterprises, and higher credit conversion factors, which are percentages used to convert off-balance sheet items to credit-equivalent risk assets, to be applied to unconditionally cancellable commitments for corporate customers.

In January 2016, the Basel Committee on Banking Supervision announced a revised capital standard for market risk. The revised market risk framework, which will become effective January 1, 2019, revises the boundary between the trading book and banking book, the Internal Models Approach for market risk and the Standardized Approach for market risk, shifts from value-at-risk to an expected shortfall measure of risk under stress, allows for supervisory approval and removal of internal models at the trading desk level, and incorporates the risk of market illiquidity. We are continuously working to enhance our market risk framework both to respond to the revised framework as well as changes in the markets where we operate.

In January 2016, the Group of Central Bank Governors and Heads of Supervision, or GHOS, agreed on the use of a Tier 1 definition of capital for the calculation of the leverage ratio and a minimum level of 3%, and discussed additional leverage ratio requirements for G-SIBs. The GHOS is expected to finalize the leverage ratio calibration within the calendar year 2016, and the final minimum leverage ratio requirement is expected to be implemented in 2018. In April 2016, the Basel Committee on Banking Supervision published a consultation paper proposing revisions to exposure measures, including the Credit Conversion Factor for off-balance sheet items, and additional requirements for G-SIBs.

In March 2016, the Basel Committee on Banking Supervision published a consultation paper “Reducing variation in credit risk-weighted assets—constraints on the use of internal model approaches.” The proposed changes include a number of complementary measures that aim to: (i) reduce the complexity of the regulatory framework and improve comparability, and (ii) address excessive variability in the capital requirements for credit risk. The consultation paper discusses, among other things, removing the option to use the IRB approaches for certain exposures, adopting exposure-level, model-parameter floors for portfolios where the IRB approaches remain available, and clarifying and substantially expanding the definition of “commitment.”

In March 2016, the Basel Committee on Banking Supervision published a second consultation paper “Standardized Measurement Approach for operational risk.” The Committee is proposing to remove the Advanced Measurement Approach (AMA) from the regulatory framework. The revised operational risk capital framework will be based on a single non-model-based method for the estimation of operational risk capital, which is called the Standardised Measurement Approach. The Basel Committee on Banking Supervision aims to promote consistency and comparability in operational risk capital measurement by combining financial statement information and banks’ internal loss experience.

In April 2016, the Basel Committee on Banking Supervision has issued standards for Interest Rate Risk in the Banking Book, or IRRBB. The standards revise the Committee’s 2004 Principles for the management and supervision of interest rate risk, which set out supervisory expectations for a bank’s identification, measurement, monitoring and control of IRRBB as well as their supervision. The key enhancements for a bank’s IRRBB management processes are in areas such as the development of interest rate shock scenarios, as well as key behavioral and modelling assumptions to be considered by banks in their measurement of IRRBB; bank’s total capital to 15% of a bank’s Tier 1 capital. The revised standards are expected to be implemented by the calendar year 2018.

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

In addition, the FSA’s current policy for monitoring financial institutions places a greater emphasis on (i) ending Japan’s deflation and building an economic growth cycle, and (ii) maintaining the soundness and integrity of the financial system and financial institutions so as to ensure the availability of efficient and stable financial services in Japan. Under this policy, the FSA is expected to increase monitoring of, and communication with, financial institutions, particularly large global financial institutions, including us, and enhance cooperation with financial regulatory bodies in other jurisdictions. The FSA, if necessary to secure the sound and appropriate operations of a bank’s business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank or the bank holding company.

Furthermore, the Securities and Exchange Surveillance Commission of Japan inspects banks in connection with their securities business as well as financial instruments business operators, such as securities firms. The Bank of Japan also conducts inspections of banks. The Bank of Japan Law provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

Laws limiting shareholdings of banks.    The provisions of the Antimonopoly Act that generally prohibit a bank from holding more than 5% of another company’s voting rights do not apply to a bank holding company. However, the Banking Law prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies. There have recently been enacted and proposed legislation to amend various financial regulation related laws, including the Banking Law, which includes certain deregulations on restrictions for shareholdings by banks, as described above.

In addition, a bank is prohibited from holding shares in other companies exceeding the aggregate of its Common Equity Tier 1 capital amount and Additional Tier 1 capital amount. For a detailed discussion on the capital requirements for Japanese banks, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Review—Capital Adequacy.”

Restrictions on exposures to single large counterparties.    The Banking Law prohibits banks and bank holding companies (on a consolidated basis with their subsidiaries and affiliates) from having exposures exceeding 25% of the sum of their Tier 1 and Tier 2 capital to a single counterparty (on a consolidated basis with its subsidiaries and specially related parties as defined in the law). The Banking Law is expected to be amended in light of the Basel Committee on Banking Supervision’s final standard published in April 2014, which, among other things, (1) requires all exposures to a counterparty or a group of connected counterparties equal to or exceeding 10% of Tier 1 capital to be reported to national supervisors and (2) prohibits a large exposure exceeding 25% of Tier 1 capital.

Financial Instruments and Exchange Act.    The Financial Instruments and Exchange Act provides protection for investors and also regulates sales of a wide range of financial instruments and services, requiring financial institutions to improve their sales rules and strengthen compliance frameworks and procedures. Among the instruments that the Japanese banks deal in, derivatives, foreign currency-denominated deposits, and variable insurance and annuity products are subject to regulations covered by the sales-related rules of conduct under the law.

Article 33 of the Financial Instruments and Exchange Act generally prohibits banks from engaging in securities transactions. However, bank holding companies and banks may, through a domestic or overseas securities subsidiary, conduct all types of securities businesses, with appropriate approval from the FSA. Similarly, registered banks are permitted to provide securities intermediation services and engage in certain other similar types of securities related transactions, including retail sales of investment funds and government and municipal bonds.

Subsidiaries of bank holding companies engaging in the securities business are subject to the supervision of the FSA as financial instruments business operators. The Prime Minister has the authority to regulate the securities industry and securities companies, which authority is delegated to the Commissioner of the FSA under the Financial Instruments and Exchange Act. In addition, the Securities and Exchange Surveillance Commission, an external agency of the FSA, is independent from the FSA’s other bureaus and is vested with the authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder fair trading of securities, including inspections of securities companies as well as banks in connection with their securities business. Furthermore, the Commissioner of the FSA delegates certain authority to the Director General of the Local Finance Bureau to inspect local securities companies and their branches. A violation of applicable laws and ordinances may result in various administrative sanctions, including revocation of registration, suspension of business or an order to discharge any director or executive officer who has failed to comply with applicable laws and ordinances. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of securities companies.

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

Anti-money laundering laws.    Under the Act on Prevention of Transfer of Criminal Proceeds, specified business operators, including financial institutions, are required to verify customer identification data, preserve transaction records, and file Suspicions Transaction Reports with the FSA or other regulatory authorities in cases where any asset received through their business operations is suspected of being criminal proceeds.

Most recent amendments to the Act will become effective on October 1, 2016. Major revisions include (1) enhancement of customer due diligence including identification of beneficial owners who are natural persons controlling corporate customers through voting rights or other means, and (2) stricter requirements for the risk-based approach through assessment of money laundering and terrorist financing risks and application of adequate resources effectively to mitigate such risks.

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

Act on the Protection of Personal Information.    With regard to protection of personal information, the Act on the Protection of Personal Information requires, among other things, Japanese banking institutions to limit the use of personal information to the stated purposes and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the act, the FSA may advise or order the bank to take proper action. In addition, the Banking Law and the Financial Instruments and Exchange Act contain certain provisions with respect to appropriate handling of customer information.

Act on the Use of Personal Identification Numbers in the Administration of Government Affairs.    Pursuant to the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs, which became effective in October 2015, the Japanese government has adopted a Social Security and Tax Number System, which is designed to (1) improve social security services, (2) enhance public convenience in obtaining government services, and (3) increase the efficiency of the administration of government affairs. Under this system, a 12-digit unique number will be assigned to each resident of Japan to identify and manage information relating to the resident for government service and tax purposes. Effective October 2015, financial institutions are required to implement measures to ensure that such customer information will be protected from inappropriate disclosure and other unauthorized use.

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

U.S. branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our banking subsidiaries, BTMU and MUTB, operate five branches, two agencies and seven representative offices in the

United States. BTMU operates branches in Los Angeles, California; Chicago, Illinois; and two branches in New York, New York; agencies in Houston and Dallas, Texas; and representative offices in Washington, D.C; San Francisco, California; Seattle, Washington; Atlanta, Georgia; Minneapolis, Minnesota; Jersey City, New Jersey; and Florence, Kentucky. MUTB operates a branch in New York, New York.

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

As an example of state supervision, the branches of BTMU and MUTB in New York are licensed by the New York State Department of Financial Services, or DFS, pursuant to the New York Banking Law. Under the New York Banking Law and the Superintendent’s Regulations, each of BTMU and MUTB must maintain with banks in the State of New York eligible assets as defined and in amounts determined by the Superintendent. These New York branches must also submit written reports concerning their assets and liabilities and other matters, to the extent required by the Superintendent, and are examined at periodic intervals by the DFS. In addition, the Superintendent is authorized to take possession of the business and property of BTMU and MUTB located in New York whenever events specified in the New York Banking Law occur.

U.S. banking subsidiaries.    We indirectly own and control one U.S. bank: MUFG Union Bank, N.A. or MUB (known prior to July 1, 2014 as Union Bank, N.A.), through BTMU and its subsidiary, MUAH, a registered bank holding company.

MUB is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

The OCC is an independent bureau of the U.S. Department of the Treasury. In regulating national banks such as MUB, the OCC has the power to examine those banks; approve or deny applications for new charters, branches, capital, or other changes in corporate or banking structure; take supervisory actions against national banks that do not comply with laws and regulations or that otherwise engage in unsound practices; remove officers and directors, negotiate agreements to change banking practices, and issue cease and desist orders as well as civil money penalties; and issue rules and regulations, legal interpretations, and corporate decisions governing investments, lending, and other practices. The OCC’s staff of bank examiners conducts on-site reviews and provides sustained supervision of national banks. Examiners analyze loan and investment portfolios, funds management, capital, earnings, liquidity, and sensitivity to market risk for national banks. Examiners also review internal controls, internal and external audit, and compliance with law, and evaluate management’s ability to identify and control risk.

In addition, the FDIC insures the deposits of MUB up to legally specified maximum amounts. In the event of a failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding FRB policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support such banks.

Bank capital requirements and capital distributions.    MUB is subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. In addition, BTMU and MUTB, as foreign banking organizations that have U.S. branches and agencies and that are controlled by us as a financial holding company, are subject to the FRB’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards, as well as “well managed.” MUB, BTMU, MUTB, and MUAH are all “well capitalized” as defined under, and otherwise comply with, all U.S. regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

Regulatory Reform Legislation.    In response to the global financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that would affect financial institutions operating in the United States, including our U.S. operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Many aspects of the legislation require subsequent regulatory action by supervisory agencies for full implementation. Key provisions that impact our operations are summarized below. However certain regulatory rules under the Dodd-Frank Act are not yet finalized, require further interpretive guidance by the relevant supervisory agencies, or do not yet require us to fully implement compliance procedures. Accordingly, while the legislation has an impact on our operations, including the imposition of significant compliance costs, we are unable to assess with certainty the full degree of impact of the Dodd-Frank Act on our operations at this time.

Among the components of the Dodd-Frank Act that have impacted or may impact our operations are the provisions relating to enhanced prudential standards, including capital, liquidity and structural requirements, the “Volcker Rule,” derivatives regulation, credit reporting, resolution plans, incentive-based compensation, the establishment of the Consumer Financial Protection Bureau, and debit interchange fees. Although certain of the regulatory rules regarding the foregoing components are still pending, as noted above, based on information currently available to us, other than the Volcker Rule and derivatives regulations as discussed below, the impact of these components is expected to be mainly limited to our U.S. operations and not to be material to us on a consolidated basis. We intend to continue to monitor developments relating to the Dodd-Frank Act and the potential impact on our activities inside and outside of the United States.

With respect to the Dodd-Frank Act provisions related to enhanced prudential standards, in February 2014 the FRB issued final rules that established enhanced prudential standards for the U.S. operations of foreign banking organizations such as MUFG. These rules required us to organize by July 1, 2016 all of our U.S. bank and non-bank subsidiaries, with certain limited exceptions, under a U.S. IHC, that is subject to U.S. capital requirements and enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. Under these rules, we were required to change the structure of our U.S. operations, including the manner in which we oversee and manage those operations, and may be required to inject additional capital into our U.S. operations. We have designated MUAH as our IHC.

Our existing U.S. bank holding company subsidiary, MUAH, is subject to various U.S. prudential requirements and has become subject to others with the designation of MUAH as our IHC as of July 1, 2016.

MUAH was previously subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. MUAH was also subject to capital planning and stress testing requirements. MUAH is now subject to the capital planning and stress testing requirements and certain enhanced prudential standards applicable to IHCs. On June 23, 2016, the FRB released the results of the 2015 Dodd-Frank Act stress tests. It found that, even in the severely adverse economic stress test scenario, MUAH would maintain capital ratios well above the required minimum levels. On June 29, 2016, the FRB announced that it had no objections to the capital plan submitted by MUAH as part of the 2016 Comprehensive Capital Analysis and Review.

The FRB has the authority to examine an IHC and any of its subsidiaries. U.S. leverage requirements applicable to the IHC will take effect beginning in January 2018. The FRB has also stated that it intends, through future rulemakings, to apply the Basel III liquidity coverage ratio and net stable funding ratio to the U.S. operations of some or all large foreign banking organizations. Our combined U.S. operations, including BTMU’s and MUTB’s branches, are also subject to certain requirements related to liquidity and risk management.

The Volcker Rule was issued in final form by the Federal Reserve in December 2013. Under the Volcker Rule, we are required to cease conducting certain proprietary trading activities, which means trading in securities and financial instruments for our own account, subject to certain exceptions, including market-making, hedging, and underwriting activities if such activities are conducted within a rigorous compliance framework. We are also restricted from engaging in certain activities regarding hedge funds and private equity funds, or covered funds. While the Volcker Rule excludes restrictions on such activities conducted solely outside of the United States, the regulatory definition of such exempted activities is narrow and complex and in some cases requires further clarification. Our proprietary trading and covered funds activities are generally executed outside of the United States, but certain activities within the United States could potentially have fallen within the scope of the Rule. We have undertaken steps that we believe are appropriate to bring our activities and investments into compliance with the Rule. Given the limited amount of restricted activities in which we previously engaged within the United States, we do not expect the implementation of the Volcker Rule to be material to our operations.

U.S. regulators continue to issue final regulations and regulatory determinations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. To date, BTMU and Mitsubishi UFJ Securities International, plc, have registered as swap dealers with the U.S. Commodity Futures Trading Commission, or CFTC. Depending on the finalization of regulations and regulatory determinations governing swaps and derivatives markets under the Dodd-Frank Act, as well as the activities of our other subsidiaries located inside and outside of the United States, our other subsidiaries may have to register as swap dealers with, or be subject to the regulations of, the CFTC and/or SEC. Regulation of swap dealers by the CFTC and SEC imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution, and other regulatory requirements on our operations, which may adversely impact our derivatives businesses and make us less competitive than those competitors that are not subject to the same regulations. Although many regulations applicable to swap dealers are already in effect, it is difficult to assess the full impact of these requirements because some of the most important regulatory determinations have not yet been implemented or finalized. For example, U.S. regulators have adopted guidance and rules on the application of U.S. regulations to activities of registered swap dealers outside of the United States. The extraterritorial application of swap dealer regulatory requirements imposes significant operational and compliance burdens on our swaps activities outside of the United States.

On March 16, 2016, the FRB issued a Notice of Proposed Rulemaking regarding single counterparty credit limits (“SCCL”) for large banking organizations. The SCCL re-proposal is considered the last major piece of regulatory action needed to implement Section 165(e) of the Dodd-Frank Act. Specifically, Section 165(e) was a response to the concern that failure or financial distress of one large, interconnected financial institution could cascade through the U.S. financial system and impair the financial condition of that firm’s counterparties, including other large, interconnected firms. Section 165(e) generally, and the SCCL re-proposal specifically, seek to mitigate this risk by limiting the aggregate exposure among such financial institutions and their counterparties. If the re-proposal is adopted in its current form as final, it is likely to have an impact on us; however, as the re-proposal is not yet finalized, we cannot fully assess that impact. We filed comments on the re-proposal in June 2016 and will continue to monitor developments as they progress.

Foreign Account Tax Compliance Act.    The Hiring Incentives to Restore Employment Act was enacted in March 2010 and contains provisions commonly referred to as the Foreign Account Tax Compliance Act, or FATCA. The U.S. Treasury, acting through the Internal Revenue Service, or the IRS, issued the final regulations of FATCA in January 2013.

The FATCA framework has been expanded with the introduction of Intergovernmental Agreements between the U.S. Treasury and foreign governments, which pursue a framework for intergovernmental cooperation to facilitate the implementation of FATCA. The United States and Japan have entered into an Intergovernmental Agreement.

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

Capital Adequacy.    MUAH and MUB are required to maintain minimum capital ratios in accordance with rules issued by the U.S. Federal banking agencies. In July 2013, the U.S. Federal banking agencies issued final rules to implement the Basel Committee on Banking Supervision’s capital guidance for U.S. banking organizations, or U.S. Basel III. These rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. These rules supersede the U.S. federal banking agencies’ general risk-based capital rules generally referred to as Basel I, the advanced approaches rules generally referred to as Basel II, which are applicable to certain large banking organizations, and leverage rules, and are subject to certain transition provisions. MUAH became subject to the U.S. Basel III capital rules in January 2015, with certain provisions subject to a phase-in period, while MUB continues to be subject to the U.S. Basel III capital rules which became effective for advanced approaches institutions on January 1, 2014. The U.S. Basel III capital rules are scheduled to be substantially phased in by January 1, 2019.

Both MUAH and MUB are subject to the following regulatory minimum risk-based capital ratios: (1) 4.5% of Common Equity Tier 1 capital ratio, (2) 6.0% of Tier 1 capital ratio and (3) 8.0% of total capital ratio. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUAH’s consolidated financial statements.

In addition to these regulatory minimum ratio requirements, MUAH and MUB will become subject to a fully phased-in capital conservation buffer requirement of 2.5%. The phase-in period for the capital conservation buffer commenced on January 1, 2016 at 0.625% with applicable rates increasing in each successive January until its full implementation on January 1, 2019. MUAH and MUB are also subject to a Tier 1 leverage ratio regulatory minimum requirement of 4% and a well-capitalized prompt corrective action standard of 5%.

MUB has opted into the advanced approaches capital rules. As an advanced approaches opt-in bank, MUB will become subject to the supplementary leverage ratio on January 1, 2018. The supplementary leverage ratio will impose an additional minimum leverage requirement of 3%, with the expectation that this ratio will increase.

MUB may also be subject to an additional counter cyclical capital buffer requirement ranging from 0.0% to 2.5% of risk-weighted assets if fully implemented. This additional capital buffer will be imposed upon the determination of the appropriate U.S. banking agency that financial markets are experiencing a period of excessive ease in credit markets associated with a material increase in credit system-wide risk, with the maximum buffer reflecting an assessment of elevated financial-system vulnerabilities. The consequences for MUAH and MUB of falling below these buffers will be the imposition of limitations on the percentage of earnings that may be paid in the subsequent financial year as capital distributions or as discretionary bonus payments to executive officers.

In October 2015, the FRB proposed long-term debt and TLAC requirements for U.S. globally systemically important bank holding companies and U.S. IHCs of non-U.S. globally systemically important banks, including MUAH. Under the proposed requirements, a covered IHC would be required to maintain a minimum amount of eligible long-term debt issued to a non-U.S. parent entity that could be cancelled or converted to equity in order to absorb losses and recapitalize the IHC’s operating subsidiaries at or near the point of resolution. A covered IHC would also be required to maintain a minimum level of eligible TLAC issued to a non-U.S. parent entity consisting of regulatory capital and eligible long-term debt and maintain related buffers consisting of Common Equity Tier 1 capital. In addition, an IHC would be restricted from issuing short-term debt and certain other types of liabilities that are structurally senior to eligible long-term debt. If adopted as proposed, these requirements and restrictions would apply as of January 1, 2019, with certain stricter minimum requirements to be phased in on January 1, 2022.

For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and Note 22 to our audited consolidated financial statements included elsewhere in this Annual Report.

Disclosure pursuant to Section 13(r) of the US Securities Exchange Act of 1934

Section 13(r) of the U.S. Securities Exchange Act of 1934 (Exchange Act) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified Executive Orders. The scope of activities that must be reported includes activities not prohibited by U.S. law and conducted outside the United States in compliance with applicable local law.

During the fiscal year ended March 31, 2016, one of our non-U.S. subsidiaries engaged in business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. These activities were consistent with rules and regulations applicable to the non-U.S. subsidiary. Specifically, our non-U.S. banking subsidiary, BTMU, issued letters of credit and guarantees and provided remittance and other settlement services mainly in connection with customer transactions related to the purchase and exportation of Iranian crude oil to Japan, and in some cases, in connection with other petroleum-related transactions with Iran by its customers. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments, and were reviewed for compliance with applicable U.S. and non-U.S. laws and regulations. For the fiscal year ended March 31, 2016, the aggregate interest and fee income relating to these transactions was less than ¥130 million, representing less than 0.005% of our total interest and fee income. Some of these transactions were conducted through the use of non-U.S. dollar correspondent accounts and other similar settlement accounts maintained with BTMU outside the United States by Iranian financial institutions and other entities in, or affiliated with, Iran. In addition to such accounts, BTMU receives deposits in Japan from, and provides settlement services in Japan to, fewer than ten Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2016, the average aggregate balance of deposits held in these accounts represented less than 0.05% of the average balance of our total deposits. The fee income from the transactions attributable to these account holders was less than ¥5 million, representing less than 0.001% of our total fee income. BTMU also holds loans that were arranged prior to changes in applicable laws and regulations to borrowers in, or affiliated with, Iran, including entities owned by the Iranian government, the outstanding balance of which was less than ¥200 million, representing less than 0.001% of our total loans, as of March 31, 2016. For the fiscal year ended March 31, 2016, the aggregate gross interest and fee income relating to these loan transactions was less than ¥50 million, representing less than 0.005% of our total interest and fee income.

In addition, in accordance with the Joint Plan of Action agreed to among the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) and Iran in November 2013(which was subsequently finalized in July 2015), BTMU has been providing settlement services in connection with humanitarian trade to assist Iran in meeting its domestic needs, namely food, agricultural products, medicine and medical devices, since April 2014. The overall framework for these settlement services was based on an agreement between U.S. and Japanese authorities, and the relevant U.S. regulator has authorized the settlement services as compliant with applicable U.S. laws and regulations. The purchasers of the humanitarian goods were entities in, or affiliated with, Iran, including entities related to the Iranian government. The sellers of the humanitarian goods were entities permitted by U.S. and Japanese regulators. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments. These transactions were conducted through the use of special purpose yen accounts maintained with BTMU outside the United States by an Iranian financial institution which is affiliated with the Iranian government but through which these transactions were permitted to be settled. BTMU intends to continue to provide the settlement services in connection with the exports of humanitarian goods to Iran in close coordination with U.S. and Japanese authorities.

BTMU will continue to participate in these types of transactions. In addition, following Implementation Day, BTMU has begun to participate in a broader range of banking transactions involving Iran, subject to remaining Japanese and international sanctions.

C.	Organizational Structure

The following chart presents our corporate structure summary as of March 31, 2016:

Notes:
(1)	The ownership of BTMU Capital Corporation was transferred to MUAH on July 1, 2016.
(2)	Mitsubishi UFJ Trust & Banking Corporation (U.S.A) is currently under voluntary liquidation.
(3)	Mitsubishi UFJ Global Custody S.A. was renamed Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A. on May 1, 2016.
(4)	Mitsubishi UFJ Securities International plc was renamed MUFG Securities EMEA plc on July 1, 2016.
(5)	The ownership of Mitsubishi UFJ Securities (USA), Inc. was transferred to MUAH and was renamed MUFG Securities Americas Inc. on July 1, 2016.
(6)	Mitsubishi UFJ Securities (Singapore), Limited was renamed MUFG Securities Asia (Singapore) Limited on July 1, 2016.
(7)	Consumer finance subsidiaries.

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2016:

Notes:
(1)	The ownership of BTMU Capital Corporation was transferred to MUAH on July 1, 2016.
(2)	Mitsubishi UFJ Trust & Banking Corporation (U.S.A) is currently under voluntary liquidation.
(3)	Mitsubishi UFJ Global Custody S.A. was renamed Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A. on May 1, 2016.
(4)	Mitsubishi UFJ Securities International plc was renamed MUFG Securities EMEA plc on July 1, 2016.
(5)	The ownership of Mitsubishi UFJ Securities (USA), Inc. was transferred to MUAH and was renamed MUFG Securities Americas Inc. on July 1, 2016.
(6)	Mitsubishi UFJ Securities (Singapore), Limited was renamed MUFG Securities Asia (Singapore) Limited on July 1, 2016.

D.	Property, Plant and Equipment

Premises and equipment as of March 31, 2015 and 2016 consisted of the following:

	As of March 31,
	2015	2016
	(in millions)
Land	¥409,271	¥394,782
Buildings	760,974	767,810
Equipment and furniture	615,540	654,099
Leasehold improvements	282,179	287,831
Construction in progress	35,773	38,491

Total	2,103,737	2,143,013
Less accumulated depreciation	1,121,532	1,137,108

Premises and equipment—net	¥982,205	¥1,005,905

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2016, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.

The following table presents the book values of our material offices and other properties as of March 31, 2016:

Book Value
(in millions)
Owned land	¥394,782
Owned buildings	224,208

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2016, we invested approximately ¥140.7 billion, primarily for office renovations and relocation.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd. and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers in Japan and abroad.

Summary of Our Recent Financial Results

The following table presents some key figures relating to our financial results:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions, except per share data)
Net interest income	¥1,961.3	¥2,231.5	¥2,261.4
Provision (credit) for credit losses	(106.4)	87.0	231.9
Non-interest income	1,821.0	2,845.1	2,407.7
Non-interest expense	2,468.3	2,726.9	3,274.5
Income before income tax expense	1,420.4	2,262.7	1,162.7
Net income before attribution of noncontrolling interests	1,082.5	1,596.6	793.2
Net income attributable to Mitsubishi UFJ Financial Group	1,015.4	1,531.1	802.3
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	69.98	107.50	57.51

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥802.3 billion for the fiscal year ended March 31, 2016, a decrease of ¥728.8 billion from ¥1,531.1 billion for the fiscal year ended March 31, 2015. This decrease is primarily due to a decrease in non-interest income reflecting lower trading account profits, and an increase in non-interest expense reflecting an increase in impairment of goodwill and impairment of intangible assets. Domestic net income attributable to Mitsubishi UFJ Financial Group was ¥185.4 billion, and foreign net income attributable to Mitsubishi UFJ Financial Group was ¥616.9 billion, for the fiscal year ended March 31, 2016. Asia and Oceania excluding Japan, Europe, the United States, and other areas including Canada, Latin America, the Caribbean and the Middle East contributed ¥196.7 billion, ¥162.6 billion, ¥173.4 billion and ¥84.2 billion, respectively, to foreign net income attributable to Mitsubishi UFJ Financial Group.

For the fiscal year ended March 31, 2016, our domestic revenue, which consists of interest income and non-interest income attributable to our operations in Japan, was ¥2,995.6 billion, while our total foreign revenue, which consists of interest income and non-interest income attributable to our operations outside of Japan, was ¥2,417.8 billion, with revenue attributable to our operations in Asia and Oceania excluding Japan contributing ¥981.1 billion, the United States contributing ¥800.7 billion, and Europe contributing ¥326.4 billion. As a percentage of total revenue, domestic revenue increased to 55.3% for the fiscal year ended March 31, 2016 from 52.6% for the previous fiscal year.

More specifically, our net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2016 mainly reflected the following:

Net interest income.    Net interest income for the fiscal year ended March 31, 2016 was ¥2,261.4 billion, an increase of ¥29.9 billion from ¥2,231.5 billion for the fiscal year ended March 31, 2015. Interest income increased ¥111.1 billion while interest expense increased ¥81.2 billion. The increase in interest income reflected higher interest income from foreign loans due to an increased balance of loan assets. The increase was partially offset by a decrease in interest income from domestic loans due to lower interest rates and intensified competition among lending institutions. The increase in interest expense reflected higher interest payments on foreign deposits due to an increased balance of such deposits, and larger long-term debt primarily reflecting our bond issuances.

The average interest spread decreased 0.05 percentage points to 0.85% for the fiscal year ended March 31, 2016 from 0.90% for the fiscal year ended March 31, 2015. Major factors that reduced the spread include lower interest rates on loans and short-term lending booked at domestic and foreign offices and higher interest rates on short-term U.S. dollar funding and deposits booked at domestic offices. Higher interest expense on domestic deposits was attributable to reduced net profits from trading in derivatives embedded in structured deposits.

The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014, and the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015:

	Fiscal Year Ended March 31, 2014 versus Fiscal Year Ended March 31, 2015			Fiscal Year Ended March 31, 2015 versus Fiscal Year Ended March 31, 2016
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥(23,228)	¥17,836	¥(5,392)	¥(44,666)	¥(70,017)	¥(114,683)
Foreign	194,317	81,225	275,542	183,402	(38,806)	144,596

Total	¥171,089	¥99,061	¥270,150	¥138,736	¥(108,823)	¥29,913

Note:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

The following table is a summary of the average balances of interest-earning assets and interest-bearing liabilities, the average interest rates, the interest rate spread, and the average balance of non-interest-bearing liabilities for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014		2015		2016
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥135,087.3	0.87%	¥146,830.0	0.79%	¥153,612.6	0.71%
Foreign	77,089.0	1.75	90,417.7	1.92	99,103.1	1.93

Total	¥212,176.3	1.19%	¥237,247.7	1.22%	¥252,715.7	1.19%

Financed by:
Interest-bearing liabilities:
Domestic	¥141,878.0	0.18%	¥151,998.8	0.16%	¥159,323.2	0.19%
Foreign	47,535.3	0.64	58,102.5	0.73	61,823.8	0.72

Total	189,413.3	0.30	210,101.3	0.32	221,147.0	0.34
Non-interest-bearing liabilities	22,763.0	—	27,146.4	—	31,568.7	—

Total	¥212,176.3	0.26%	¥237,247.7	0.28%	¥252,715.7	0.29%

Interest rate spread		0.89%		0.90%		0.85%
Net interest income as a percentage of total interest-earning assets		0.92%		0.94%		0.89%

Provision (credit) for credit losses.    For the fiscal year ended March 31, 2016, we recorded ¥231.9 billion of provision for credit losses, compared to ¥87.0 billion for the previous fiscal year. The provision for credit losses recorded for the fiscal year ended March 31, 2016 mainly reflected further deterioration in the business and financial performance of a large borrower in the domestic electronics manufacturing industry, and deterioration in the credit conditions of borrowers in the energy sector, which were adversely affected by declining oil and other commodity prices.

Non-interest income. The following table is a summary of our non-interest income for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions)
Fees and commissions income	¥1,294.1	¥1,401.0	¥1,475.9
Foreign exchange gains (losses)—net	(61.8)	(113.1)	192.1
Trading account profits (losses)—net	(33.9)	1,148.7	276.7
Investment securities gains—net	303.5	154.7	232.3
Equity in earnings of equity method investees—net	110.5	172.9	176.9
Gains on sales of loans	17.7	15.0	12.2
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	115.2	—	—
Other non-interest income	75.7	65.9	41.6

Total non-interest income	¥1,821.0	¥2,845.1	¥2,407.7

Total non-interest income for the fiscal year ended March 31, 2016 was ¥2,407.7 billion, a decrease of ¥437.4 billion from ¥2,845.1 billion for the fiscal year ended March 31, 2015. The decrease was mainly due to lower trading account profits, partially offset by an increase in foreign exchange gains.

We recorded net trading account profits of ¥276.7 billion for the fiscal year ended March 31, 2016, compared to ¥1,148.7 billion for the previous fiscal year. This was mainly due to a decrease of ¥847.2 billion in net profits on trading account securities under the fair value option. This decrease reflected lower fair values of U.S. Treasury bonds. Net profits on trading account securities also decreased as trading amounts of Japanese government bonds in the market decreased. Net foreign exchange gains for the fiscal year ended March 31, 2016 were ¥192.1 billion, compared to ¥113.1 billion of net losses for the fiscal year ended March 31, 2015. As the Japanese yen appreciated against other major currencies during the fiscal year ended March 31, 2016, the translated Japanese yen value of monetary liabilities denominated in foreign currencies declined, resulting in an increase in net foreign exchange gains on other than derivative contracts. Higher trading gains on currency options and currency swaps also resulted in an increase in net foreign exchange gains on derivative contracts. These increases were partially offset by larger foreign exchange losses related to the fair value option.

Non-interest expense. The following table is a summary of our non-interest expense for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions)
Salaries and employee benefits	¥1,029.6	¥1,097.5	¥1,158.9
Occupancy expenses—net	158.4	168.7	182.8
Fees and commissions expenses	222.0	248.1	285.4
Outsourcing expenses, including data processing	216.7	241.7	244.7
Depreciation of premises and equipment	103.7	108.6	99.7
Amortization of intangible assets	198.1	222.4	237.3
Impairment of intangible assets	0.3	0.7	117.7
Insurance premiums, including deposit insurance	101.1	115.5	91.9
Communications	50.9	54.7	58.3
Taxes and public charges	69.5	96.6	93.7
Impairment of goodwill	7.8	3.4	333.7
Other non-interest expenses	310.2	369.0	370.4

Total non-interest expense	¥2,468.3	¥2,726.9	¥3,274.5

Non-interest expense for the fiscal year ended March 31, 2016 was ¥3,274.5 billion, an increase of ¥547.6 billion from ¥2,726.9 billion for the fiscal year ended March 31, 2015. This increase was mainly attributable to an increase of ¥330.3 billion in impairment of goodwill relating to reporting units in the Trust Assets Business Group and Global Business Group segments, as well as an increase of ¥117.0 billion in impairment of intangible assets due to larger impairment on the core deposit intangible held by BTMU.

Core Business Groups

We operate our main businesses under an integrated business group system. This integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five business groups—Retail Banking, Corporate Banking, Trust Assets, Global, and Global Markets, each of which is treated as a business segment. These five businesses serve as the core sources of our revenue. From April 1, 2015, Krungsri, which did not belong to any of the five business groups, started to be included as part of the Global Business Group. Operations that were not covered under these five business groups, which mainly consist of the corporate center of MUFG, BTMU, MUTB and MUMSS and the elimination of net revenues among business segments, were classified under Other. For further information, see “—A. Operating Results—Business Segment Analysis.”

Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with U.S. GAAP. For information on a reconciliation of operating profit under our internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

The following table sets forth the relative contributions to operating profit for the fiscal year ended March 31, 2016 of the five core business groups and Other based on our business segment information:

	Retail Banking Business Group	Corporate Banking Business Group	Trust Assets Business Group	Global Business Group				Global Markets Business Group	Other	Total
				Other than MUAH/ Krungsri	MUAH	Krungsri	Total
	(in billions)
Net revenue	¥1,259.2	¥911.2	¥172.2	¥579.7	¥437.9	¥261.6	¥1,279.2	¥633.8	¥(9.4)	¥4,246.2
Operating expenses	972.6	450.9	102.0	365.8	318.0	131.2	815.0	207.1	147.6	2,695.2

Operating profit (loss)	¥286.6	¥460.3	¥70.2	¥213.9	¥119.9	¥130.4	¥464.2	¥426.7	¥(157.0)	¥1,551.0

Summary of Our Recent Financial Condition

The following table presents some key asset figures:

	As of March 31,
	2015	2016
	(in trillions)
Total assets	¥280.89	¥292.57
Net loans	117.21	121.68
Loans, net of unearned income, unamortized premiums and deferred loan fees	118.27	122.79
Allowance for credit losses	(1.06)	(1.11)
Investment securities	52.21	45.65
Available-for-sale securities	47.49	41.23
Held-to-maturity securities	4.13	3.87
Trading account assets	46.90	50.83
Trading securities	30.18	29.33
Trading derivative assets	16.72	21.50
Interest-earning deposits in other banks	37.36	41.02
Cash and due from banks	3.35	8.66

Total assets as of March 31, 2016 were ¥292.57 trillion, an increase of ¥11.68 trillion from ¥280.89 trillion as of March 31, 2015. As of March 31, 2016, compared to March 31, 2015, domestic assets increased ¥7.72 trillion to ¥177.00 trillion, and foreign assets increased ¥3.96 trillion to ¥115.57 trillion.

The increase in total assets is primarily due to higher volumes of both domestic and foreign loans, cash and due from banks, interest-earning deposits in other banks and interest rate derivatives, partly offset by a decrease in investment securities.

Total loans outstanding as of March 31, 2016 were ¥122.79 trillion, an increase of ¥4.52 trillion from ¥118.27 trillion as of March 31, 2015. This increase in domestic loans was mainly due to higher funding needs by national government institutions as government spending increased. The increase in foreign loans was primarily due to increased lending activity in the United States, where economic conditions continued to improve at a moderate pace and lending volumes increased with respect to U.S. non-bank finance companies, including U.S. subsidiaries of Japanese manufacturing, securities and insurance companies.

Cash and due from banks increased ¥5.31 trillion to ¥8.66 trillion as of March 31, 2016 from ¥3.35 trillion as of March 31, 2015, mainly due to an increase in the volume of deposits with the Bank of Japan. Interest-earning deposits in other banks as of March 31, 2016 were ¥41.02 trillion, an increase of ¥3.66 trillion from ¥37.36 trillion as of March 31, 2015 mainly due to increased interest-earning deposits with the Bank of Japan. We increased our deposits with the Bank of Japan in response to a shift in customer preference from keeping their funds in the money markets to having their funds deposited in clearing and deposit accounts with us to avoid the impact of negative interest rates on their investments in Japan.

Trading account assets as of March 31, 2016 were ¥50.83 trillion, compared to ¥46.90 trillion as of March 31, 2015. This increase is primarily due to an increase in the fair values of interest rate derivatives reflecting generally declining market interest rates.

Total investment securities as of March 31, 2016 were ¥45.65 trillion, a decrease of ¥6.56 trillion from ¥52.21 trillion as of March 31, 2015. This was mainly due to a reduction in our holding of Japanese government bonds to manage interest rate fluctuation risks particularly in light of the Bank of Japan’s “quantitative and qualitative monetary easing with negative interest rates” and measures to purchase Japanese government bonds in the market.

The following table presents some key liability figures:

	As of March 31,
	2015	2016
	(in trillions)
Total liabilities	¥265.61	¥277.72
Total deposits	171.99	181.44
Domestic	125.80	135.48
Overseas	46.19	45.96
Payables under repurchase agreements	20.73	22.11
Other short-term borrowings	11.55	9.36
Trading account liabilities	17.03	21.03
Long-term debt	19.97	21.97

Total liabilities as of March 31, 2016 were ¥277.72 trillion, an increase of ¥12.11 trillion from ¥265.61 trillion as of March 31, 2015. The increase was mainly due to increases in domestic deposits, trading account liabilities and long-term debt. The increase in domestic deposits reflected a shift in investor preference from money markets to deposits due to the introduction of negative interest rates in Japan. The increase in trading account liabilities was due to an increase in the fair values of interest rate derivatives. Long-term debt increased because of additional long-term borrowings and issuances of bonds.

Shareholders’ Equity

The following table presents some key shareholders’ equity figures:

	As of March 31,
	2015	2016
	(in trillions)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14.68	¥14.27
Retained earnings	3.66	4.22
Accumulated other comprehensive income, net of taxes	3.07	2.30

Capital Ratios

The following tables present our risk-adjusted capital ratios in accordance with Basel III as of March 31, 2015 and 2016. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the tables below are rounded down.

Common Equity Tier 1 capital ratios (minimum capital ratio required: 4.50%)

	As of March 31,
	2015(2)(5)	2016
MUFG (consolidated)(1)	11.09%	11.63%
BTMU (consolidated)	10.77	11.08
BTMU (stand-alone)	11.76	12.30
MUTB (consolidated)	14.70	16.01
MUTB (stand-alone)	14.31	16.58

Tier 1 Capital ratios (minimum capital ratio required: 6.00%)

	As of March 31,
	2015(3)(5)	2016
MUFG (consolidated)	12.58%	13.24%
BTMU (consolidated)	12.21	12.71
BTMU (stand-alone)	13.38	14.25
MUTB (consolidated)	15.26	16.82
MUTB (stand-alone)	14.86	17.45

Total Capital ratios (minimum capital ratio required: 8.00%)

	As of March 31,
	2015(4)(5)	2016
MUFG (consolidated)	15.62%	16.01%
BTMU (consolidated)	15.45	15.66
BTMU (stand-alone)	17.03	17.51
MUTB (consolidated)	19.15	19.97
MUTB (stand-alone)	19.11	21.08

Notes:

(1)	Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375% as of March 31, 2016. As of the same date, the countercyclical buffer applicable to MUFG is nil.
(2)	Common Equity Tier 1 capital ratio for MUFG as of March 31, 2015 has been revised from 11.14% to 11.09% on a consolidated basis. Common Equity Tier 1 capital ratio for BTMU as of March 31, 2015 has been revised from 10.88% to 10.77% on a consolidated basis and 11.90% to 11.76% on a stand-alone basis. Common Equity Tier 1 capital ratio for MUTB as of March 31, 2015 has been revised from 14.35% to 14.31% on a stand-alone basis.
(3)	Tier 1 capital ratio for MUFG as of March 31, 2015 has been revised from 12.62% to 12.58% on a consolidated basis. Tier 1 capital ratio for BTMU as of March 31, 2015 has been revised from 12.33% to 12.21% on a consolidated basis and 13.54% to 13.38% on a stand-alone basis. Tier 1 capital ratio for MUTB as of March 31, 2015 has been revised from 14.90% to 14.86% on a stand-alone basis.
(4)	Total capital ratio for MUFG as of March 31, 2015 has been revised from 15.68% to 15.62% on a consolidated basis. Total capital ratio for BTMU as of March 31, 2015 has been revised from 15.61% to 15.45% on a consolidated basis and 17.23% to 17.03% on a stand-alone basis. Total capital ratio for MUTB as of March 31, 2015 has been revised from 19.16% to 19.11% on a stand-alone basis.
(5)	The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of risk-weighted assets of MUFG, BTMU and MUTB under Basel III standards. Although these revisions did not affect our compliance with the applicable Japanese regulatory capital requirements, we voluntarily revised the information previously submitted to the FSA and publicly announced the revisions.

Our management believes that, as of March 31, 2016, we were in compliance with all capital adequacy requirements to which we were subject.

Leverage Ratios

The following table presents our leverage ratios in accordance with Basel III as of March 31, 2015 and 2016. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. The Basel Committee on Banking Supervision’s currently proposed minimum leverage ratio is 3%.

	March 31, 2015	March 31, 2016
MUFG (consolidated)	4.72%	4.79%
BTMU (consolidated)	4.64	4.79
MUTB (consolidated)	4.72	4.28

Liquidity Coverage Ratios

The following table presents our liquidity coverage ratios in accordance with Basel III as of September 30, 2015 and March 31, 2016. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. The minimum ratios required as of September 30, 2015 and March 31, 2016 were 60% and 70%, respectively.

	September 30, 2015(1)	March 31, 2016(2)
MUFG (consolidated)	130.4%	130.0%
BTMU (consolidated)	130.8	133.9
BTMU (stand-alone)	141.3	144.2
MUTB (consolidated)	154.6	119.4
MUTB (stand-alone)	182.3	135.9

Notes:

(1)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of July, August and September 2015 by the monthly average amount of total net cash outflows for the same three months.
(2)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of January, February and March 2016 by the monthly average amount of total net cash outflows for the same three months.

Business Environment

Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking, asset management, securities and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

During the fiscal year ended March 31, 2016, uncertainties surrounding the global economy grew, particularly in the latter half of the fiscal year. Although the economic conditions in developed countries remained on gradually improving trends, concerns over the prolonged slowdown of the Chinese economy and declining oil and other commodity prices adversely affected global stock markets.

In Japan, under the “Abenomics” policy introduced in 2012 and the Bank of Japan’s “quantitative and qualitative monetary easing” policy introduced in April 2013 and expanded in October 2014, economic conditions continued to gradually improve, but the momentum weakened as concerns grew over the effectiveness of the government’s economic measures in the longer-term. In the United States, the economy remained on a recovering trend with an improving employment environment, but declining oil and other commodity prices negatively impacted the energy and related sectors. The Eurozone economy was positively affected by the depreciation of the Euro against the U.S. dollar and declining oil and other commodity prices, while concerns over the fiscal conditions in Greece and other peripheral countries still remained. Moreover, the result of the U.K. referendum in June 2016 with a majority voting to leave the European Union added further volatility and uncertainty in the financial market.

Economic Environment in Japan

During the fiscal year ended March 31, 2016, Japan’s economy stayed on a moderately improving trend, although manufacturing and exports weakened mainly due to the slowdown in emerging economies. Interest rates continued to decline under the Bank of Japan’s monetary policy. In January 2016, the Bank of Japan commenced a “quantitative and qualitative monetary easing with negative interest rates” policy and applied a negative interest rate of minus 0.1% to “the Policy-Rate Balances”, which are a part of current account amounts held by financial institutions at the Bank of Japan, in an effort to achieve the price stability target of 2%. The stock market experienced significant volatility during the fiscal year, with stock prices on an upward trend until August 2015 and the Nikkei Stock Average rising above ¥20,000 for the first time in 15 years, while the Japanese yen depreciated against the U.S. dollar. However, stock prices began to decline in late August 2015 and have since been on a declining trend as concerns grew over the slowdown of the Chinese economy and declining oil and other commodity prices, while the Japanese yen has been on an appreciating trend against the U.S. dollar and the Euro since late August 2015.

The following table sets forth the seasonally adjusted growth rates of Japan’s real GDP and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2013			2014				2015				2016
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	0.7	0.5	(0.1)	1.3	(2.0)	(0.7)	0.5	1.3	(0.4)	0.4	(0.4)	0.5
Private Consumption	0.9	0.3	0.0	2.2	(4.9)	0.0	0.6	0.2	(0.8)	0.5	(0.8)	0.6
Private Residential Investment	1.3	4.1	3.1	2.2	(10.7)	(7.1)	(0.3)	2.1	2.2	1.7	(1.0)	(0.7)
Private Non-Residential Investment	2.9	0.3	0.9	4.8	(4.2)	(0.4)	(0.1)	3.2	(1.2)	0.8	1.3	(0.7)
Government Consumption	0.6	0.1	(0.1)	(0.1)	(0.2)	0.3	0.3	0.3	0.4	0.2	0.7	0.7
Public Investment	3.8	4.8	0.5	(1.8)	(2.9)	1.0	0.9	(2.3)	2.8	(2.4)	(3.6)	(0.7)
Exports	3.0	(0.4)	0.1	5.9	0.0	1.5	3.4	2.2	(4.8)	2.6	(0.8)	0.6
Imports	3.2	1.8	2.9	5.8	(4.3)	1.0	1.1	1.5	(2.5)	1.7	(1.1)	(0.4)

Source: Cabinet Office, Government of Japan

During the fiscal year ended March 31, 2016, Japan’s GDP growth lacked strong momentum. Private consumption was stagnant without strong stimuli to increase spending. Although exports to the United States and the Eurozone generally grew, exports to China and other emerging markets, particularly countries that produce oil and gas, decreased.

The following table sets forth the growth rates of Japan’s nationwide consumer price indices on a year-on-year basis for the periods indicated:

	Calendar Year												(Unit: %)
	2015									2016
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May
Consumer Price Index	0.6	0.5	0.4	0.2	0.2	0.0	0.3	0.3	0.2	0.0	0.3	(0.1)	(0.3)	(0.4)

Source: Ministry of Internal Affairs and Communications of Japan

Japan’s Consumer Price Index, or CPI, began to decline towards the end of the fiscal year ended March 31, 2016, despite the anti-deflation monetary measures of the Bank of Japan, which are designed to achieve a price stability target of 2% in terms of the year-on-year rate of growth in the CPI.

The following table sets forth Japan’s nationwide unemployment rates for the periods indicated:

	Calendar Year												(Unit: %)
	2015									2016
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May
Unemployment Rate	3.3	3.3	3.4	3.3	3.4	3.4	3.1	3.3	3.3	3.2	3.3	3.2	3.2	3.2

Source: Ministry of Internal Affairs and Communications of Japan

As the Bank of Japan enhanced its “quantitative and qualitative monetary easing” policy, interest rates in Japan remained at historical low levels. After the 10-year Japanese government bond yield rose to around 0.5% in May and June 2015, with heightened expectations for an increase in U.S. policy interest rates, the yield began to decline again. In January 2016, the Bank of Japan commenced a “quantitative and qualitative monetary easing with negative interest rates” policy, increased the Bank of Japan’s aggregate holding of Japanese government bonds by approximately ¥80 trillion each year and applied a negative interest rate of minus 0.1% to “the Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan aiming to achieve the price stability target of 2%. Short-term interest rates declined to below zero and the 10-year Japanese government bond yield turned negative in February 2016 and has since remained below zero. Reflecting investor risk aversion in response to the result of the U.K. referendum in June 2016, the 10-year Japanese government bond yield decreased further and reached negative 0.296%, currently fluctuating around negative 0.285%.

The following chart shows the interest rate trends in Japan since April 2014:

Source: Bank of Japan

The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased ¥1,661, or 8.6%, from ¥19,206.99 on March 31, 2015 to ¥20,868.03 on June 24, 2015 and remained at that level until August 2015, as the Japanese yen depreciated against other major currencies such as the U.S. dollar and the Euro. However, stock prices declined globally in August 2015 as concerns over the slowdown of the Chinese economic growth arose following the devaluation of the Chinese yuan and oil prices decreased further. After declining to ¥15,000 in February 2016, the Nikkei Stock Average rose to ¥17,000. Reflecting investor risk aversion in response to the result of the U.K. referendum held in June 2016, the Nikkei Stock Average went down again to ¥14,864.01, currently fluctuating around ¥15,500.

The following chart shows the daily closing price of the Nikkei Stock Average since April 2014:

The exchange rate between the Japanese yen and the U.S. dollar was ¥120.13 to the U.S. dollar as of March 31, 2015 and ¥112.57 to the U.S. dollar as of March 31, 2016. The exchange rate generally fluctuated between ¥120 to the U.S. dollar and ¥125 to the U.S. dollar from March 2015 to December 2015, while reaching ¥125.63 to the U.S. dollar on June 5, 2015, as expectations heightened for an increase in U.S. policy interest rates. The depreciating trend reversed in January 2016, with the Japanese yen appreciating to below ¥110 to the U.S. dollar in early April 2016, as risk-averse sentiment heightened in the financial market. Reflecting investor risk aversion in response to the result of the U.K. referendum in June 2016, the Japanese yen appreciated further against the U.S. dollar and reached ¥99.02 to the U.S. dollar, currently fluctuating around ¥100.50 to the U.S. dollar.

The following chart shows the foreign exchange rates expressed in Japanese yen per U.S. dollar since April 2014:

Source: Bank of Japan

The exchange rate between the Japanese yen and the Euro was ¥128.91 to the Euro as of March 31, 2015 and ¥128.11 to the Euro as of March 31, 2016. Although the exchange rate reached the level of ¥140 in June 2016, the Euro depreciated to around ¥125 against the Japanese yen reflecting the negative interest rate policy of the European Central Bank, or ECB, maintained throughout the period. Reflecting investor risk aversion in response to the result of the U.K. referendum in June 2016, the Japanese yen appreciated further against the Euro and reached ¥109.57 to the Euro, currently fluctuating around ¥112.00 to the Euro.

According to a land price survey conducted by the Japanese government, the average residential land price in Japan declined 0.2% between January 1, 2015 and January 1, 2016. The average commercial land price in Japan increased 0.9% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price increased 0.6%, 0.1% and 0.8%, respectively, between January 1, 2015 and January 1, 2016, and the average commercial land price in those areas also increased 2.7%, 3.3% and 2.7%, respectively, during the same period. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, the average residential land price declined 0.7% between January 1, 2015 and January 1, 2016, and the average commercial land price also declined 0.5% during the same period.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan from April 2015 to March 2016, was 8,408 bankruptcies, a decrease of 7.0% from the previous fiscal year. The number has decreased for the past seven consecutive years and fell below 9,000 for the first time in ten years. On a quarterly basis, the number declined year-on-year for fourteen consecutive quarters through the second quarter of the fiscal year ended March 31, 2016. After increasing in the third quarter, the number declined again in the fourth quarter. The total liabilities of companies that filed for legal bankruptcy in Japan in the twelve months ended March 31, 2016 was ¥1.906 billion, the second lowest since 2000. By industry, the number of companies that filed for legal bankruptcy in Japan during the same period decreased in each industry category. In particular, the number in each of the construction, manufacturing and warehousing industries was the lowest since the fiscal year ended March 31, 2001. However, the number of legal bankruptcy filings associated with the negative impact of the slowdown of the Chinese economy increased 57.4% to 96 in the fiscal year ended March 31, 2016, compared to the previous fiscal year.

International Financial Markets

During the fiscal year ended March 31, 2016, the U.S. economy generally continued its recovery with improved labor and income statistics while the energy industry and other related sectors were affected by declining oil and other commodity prices. The Eurozone economy generally continued to experience a low growth rate with continuing economic difficulties in some European peripheral countries and relatively low inflation rates. Asian economies also faced a slowdown, especially in China where GDP growth fell to below 7%.

U.S. Economy

The U.S. economy continued to improve during the fiscal year ended March 31, 2016, with positive GDP growth mainly driven by stronger personal consumption and private residential investment. The FRB raised the target range for the federal funds rate to between 0.25% and 0.5% in December 2015, marking the first interest rate increase in nearly a decade. In addition to the central bank’s monetary policy, there still remain various factors that could adversely affect the U.S. economy, including fluctuations in commodity prices and geopolitical conflicts.

The following table sets forth the growth rates of U.S. real GDP and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2013			2014				2015				2016
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	1.1	3.0	3.8	(0.9)	4.6	4.3	2.1	0.6	3.9	2.0	1.4	1.1
Personal Consumption Expenditures	1.4	1.7	3.5	1.3	3.8	3.5	4.3	1.8	3.6	3.0	2.4	1.5
Gross Private Domestic Investment	5.2	13.7	4.2	(2.5)	12.6	7.4	2.1	8.6	5.0	(0.7)	(1.0)	(1.8)
Fixed Investment	2.6	3.8	5.1	6.0	5.6	7.9	2.5	3.3	5.2	3.7	0.4	(0.4)
Non-residential	1.0	3.5	8.7	8.3	4.4	9.0	0.7	1.6	4.1	2.6	(2.1)	(4.5)
Residential	9.1	4.9	(8.1)	(2.8)	10.4	3.4	10.0	10.1	9.3	8.2	10.1	15.6
Government Consumption Expenditures and Gross Investment	(2.0)	(2.2)	(2.7)	0.0	1.2	1.8	(1.4)	(0.1)	2.6	1.8	0.1	1.3
Exports	4.9	4.2	10.9	(6.7)	9.8	1.8	5.4	(6.0)	5.1	0.7	(2.0)	0.3
Imports	5.5	2.4	1.0	2.8	9.6	(0.8)	10.3	7.1	3.0	2.3	(0.7)	(0.5)

Source: U.S. Department of Commerce Bureau of Economic Analysis

The Consumer Price Index for All Urban Consumers, or CPI-U, rose 0.9% before seasonal adjustment over the 12 months ended March 31, 2016. CPI-U on a seasonally adjusted month-on-month basis increased 0.4% in April 2016 and 0.2% in May 2016.

The Dow Jones Industrial Average decreased $91.03, or 0.51%, from $17,776.12 on March 31, 2015 to $17,685.09 on March 31, 2016. The index fluctuated around $18,000 between April 2015 and July 2015, and declined to below $17,000 in August 2015 as concerns over the strength of the Chinese economy arose following the devaluation of the Chinese yuan, resulting in risk-averse behavior by market participants. The index rose back to nearly $18,000 in October 2015 as investor demand gradually recovered, and fluctuated around $17,500 for the remainder of the calendar year 2015. However, reflecting the risk-averse behavior in reaction to concerns about the Chinese economy and declining oil prices, the index decreased to below $16,000 again in January 2016. Subsequently, the trend reversed again as the market expectation for the FRB’s decision to raise policy interest rates waned, and the index rose to above $18,000 in April 2016. Reflecting investor risk aversion in response to the result of the U.K. referendum in June 2016, the Dow Jones Industrial Average decreased to $17,063.08, currently fluctuating around $17,500.

Interest rates on U.S. Treasury bonds were volatile in the fiscal year ended March 31, 2016, reflecting the uncertainty surrounding the FRB’s monetary policy. The 10-year U.S. Treasury bond yield decreased from 1.92% on March 31, 2015 to 1.76% on March 31, 2016. With interest rates globally on an upward trend, influenced by interest rates increasing rapidly in European bond markets in May 2015, the yield reached nearly 2.5% in June 2015. However, as concerns over the strength of the Chinese economy arose in August 2015 and investors sought comparatively safer assets, the yield decreased to around 2.0% in late September 2015. After October 2015, the yield reflected the anticipated 0.25% policy interest rate increase by the FRB, and fluctuated around 2.2% for the remainder of the calendar year 2015. However, as risk-averse sentiment rose in the market again, the yield declined to 1.7% in February 2016 and has since fluctuated around that level. Reflecting investor risk aversion in response to the result of the U.K. referendum in June 2016, the 10-year U.S. Treasury bond yield decreased further to 1.38%, currently fluctuating around 1.40%

Housing prices showed some signs of improvement during the fiscal year ended March 31, 2016. As of March 31, 2016, the Federal Housing Finance Agency’s U.S. house price index exhibited a nineteenth consecutive quarterly increase in the purchase-only, seasonally adjusted index. This also marked the seventeenth consecutive quarter where the house price index showed an increase compared to the same quarter of the previous year.

The following table sets forth U.S. unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year													(Unit: %)
	2015									2016
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.
Unemployment Rate	5.4	5.5	5.3	5.3	5.1	5.1	5.0	5.0	5.0	4.9	4.9	5.0	5.0	4.7	4.9

Source: United States Department of Labor, Bureau of Labor Statistics, BLS Information

Eurozone Economy

The following table sets forth the growth rates of the Eurozone real GDP and its main expenditure components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2013			2014				2015				2016
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	0.4	0.3	0.2	0.2	0.1	0.3	0.4	0.6	0.4	0.3	0.4	0.6
Private Final Consumption	0.2	0.3	0.2	0.0	0.2	0.4	0.6	0.4	0.3	0.5	0.3	0.6
Gross Fixed Capital Formation	0.8	0.9	0.3	0.4	(0.4)	0.5	0.5	1.5	0.1	0.5	1.4	0.8
Government Final Consumption	0.1	0.2	0.2	0.2	0.2	0.3	0.1	0.5	0.3	0.3	0.5	0.4
Exports	1.2	0.5	1.1	0.8	1.0	1.6	1.2	1.5	1.6	0.4	0.7	0.4
Imports	1.1	1.3	0.6	1.1	1.1	1.5	1.1	2.3	0.9	1.3	1.4	0.7

Source: European Central Bank – Eurosystem

The Eurozone’s economic growth continued at a slow rate during the fiscal year ended March 31, 2016, positively affected by the depreciation of the Euro against the U.S. dollar and declining oil and other commodity prices, while concerns over the fiscal conditions in Greece and other peripheral countries still remained.

During the fiscal year ended March 31, 2016, the ECB maintained low interest rates and a quantitative easing policy, which included a program to purchase €60 billion in bonds each month to revitalize the Eurozone economy and counter deflation. In December 2015, the ECB adjusted the interest rate on the deposit facility by 10 basis points to negative 0.30% and extended the bond purchase program by six months until at least

March 2017. In March 2016, the interest rates on the main refinancing operations, the marginal lending facility and the deposit facility decreased to 0.00%, 0.25% and negative 0.40%, respectively.

Long-term interest rates in the Eurozone, including German Bunds and French Obligations Assimilables du Trésor, or OATs, fluctuated significantly during the fiscal year ended March 31, 2016. The yield on 10-year German Bunds remained at low levels of around 0.1% in April 2015 as the ECB continued to purchase such bonds. Low yields adversely affected the market demand for such bonds, and the yield on 10-year German Bunds rose to nearly 1.0% in June 2015 and remained volatile as investors sold down their holdings of such bonds for risk reduction purposes. The yield on 10-year German Bunds was on a declining trend after June 2015 as the risk tolerance of investors gradually recovered, and decreased to and remained between approximately 0.15% and 0.30% in March 2016, while the yields on German Bunds with shorter maturities fell into the negative range as the ECB adjusted the interest rate on its deposit facility down to negative rates. The yield on 10-year French OATs similarly declined to below 0.4% in April 2015, rose to around 1.3% in June 2015, and declined again to around 0.45% in June 2016. Reflecting investor risk aversion in response to the result of the U.K. referendum in June 2016, the yields on 10-year German Bund and 10-year French OATs decreased to negative 0.205% and 0.101%, respectively.

The following table sets forth Eurozone unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year												(Unit: %)
	2015									2016
	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May
Unemployment Rate	11.1	11.0	11.0	10.8	10.7	10.6	10.6	10.5	10.5	10.4	10.3	10.2	10.2	10.1

Source: European Central Bank – Eurosystem

Asian Economy

In Asia excluding Japan, economic growth stagnated. In particular, China’s economic growth continued to decelerate, and its real GDP growth rate declined to below 7% in the calendar year 2015 mainly due to suppressed investment. In other Asian economies, while low inflation contributed to improved private consumption, weak exports negatively affected their growth. The real GDP growth rates of Thailand, Indonesia and the Philippines were around 3%, 5% and 7%, respectively, for the quarter ended March 31, 2016 compared to the immediately preceding quarter.

Recent Developments

During the fiscal year ended March 31, 2016, we continued to pursue global growth opportunities, including opportunities to expand our business in Southeast Asia and the operations of MUB in the United States. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In order to respond to the increasingly complex market and legal risks, we continue to endeavor to enhance our compliance and internal control frameworks.

Redemption of Preferred Securities Issued by Special Purpose Company

In May 2016, we decided to redeem in full $2.3 billion of U.S. dollar-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 1 Limited and €750.0 million of euro-denominated non-cumulative preferred securities issued by another overseas special purpose company in the Cayman Islands called MUFG Capital Finance 2 Limited. The effective date of the planned redemption is July 25, 2016. We have decided to redeem these preferred securities because, under the Basel III standard, these preferred securities would no longer be considered Tier 1 capital after their first call date, which is July 25, 2016. Based on the Japanese GAAP information used to calculate our capital ratios as of March 31, 2016, we estimate that the planned redemption in July 2016 would result in a decline in our capital ratios by approximately 0.1 percentage point.

Issuances of Senior Debt Securities for TLAC Purposes

In March 2016, we issued to global institutional investors $5 billion aggregate principal amount of senior notes that were intended to qualify as Total Loss Absorbing Capacity, or TLAC, debt. In April 2016, we issued an additional $2 billion aggregate principal amount of such notes.

Under the Financial Stability Board’s TLAC standard, we are required to hold TLAC debt in an amount not less than 16% of our risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019. We plan to issue additional TLAC-eligible senior debt securities to meet the requirements, although TLAC requirements for Japanese financial institutions, including us, have not yet been finalized. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”

Issuances of Basel III-Compliant Domestic Subordinated Bonds

In March 2016, we issued in a public offering in Japan ¥300.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator.

In October 2015, we issued in a public offering in Japan ¥150.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes with similar terms. It was our first offering of Basel III-compliant subordinated bonds to the public. We expect to issue additional Basel III-compliant subordinated bonds to enhance our regulatory capital.

Implementation of Share Repurchase Programs

During May and June 2016, we repurchased 190,614,800 shares of our common stock for ¥99,999,963,346 under a share repurchase program that was adopted in May 2016 and completed in June 2016. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 230,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 17, 2016 and June 30, 2016. Based on the Japanese GAAP information used to calculate our capital ratios as of March 31, 2016, we estimate that the May 2016 program would result in a decline in our capital ratios by approximately 0.1 percentage point.

During November and December 2015, we repurchased 121,703,700 shares of our common stock for ¥99,999,982,169 under a share repurchase program that was adopted in November 2015 and completed in December 2015. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 140,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 16, 2015 and December 31, 2015. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2015, we estimate that the November 2015 program would result in a decline in our capital ratios by approximately 0.1 percentage point.

During May and June 2015, we repurchased 111,151,800 shares of our common stock for ¥99,999,972,728 under a share repurchase program that was adopted in May 2015 and completed in June 2015. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 160,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 18, 2015 and July 31, 2015. Based on the Japanese GAAP information used to calculate our capital ratios as of March 31, 2015, the May 2015 program resulted in a decline in our capital ratios by approximately 0.1 percentage point.

The purposes of the above three programs were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.

Business and Capital Alliance with Hitachi

In May 2016, MUFG, BTMU and Mitsubishi UFJ Lease & Finance Company Limited, or MUL, agreed with Hitachi, Ltd., and Hitachi Capital Corporation, or HC, to form a business alliance to strengthen the financial operations of MUL and HC, including building an open financial platform. In addition, MUFG and MUL agreed to acquire 23.0% and 4.2% of the outstanding shares of HC, respectively, from Hitachi for ¥3,400 per share in August 2016, subject to a final share purchase agreement, regulatory approval and other conditions precedent. HC also agreed to acquire 26,678,000 shares of MUL from the market. Furthermore, each of MUFG and MUL expects to appoint a representative to HC’s board of directors, and HC expects to appoint a representative to MUL’s board of directors, subject to shareholder approval necessary for such appointments. The five parties to the alliance plan to engage in further discussions with an aim to agree on details of the financial platform, while MUL and HC are expected to commence a discussion at a later date, as appropriate, on ways to further strengthen their relationship, including, as an option, integrating their operations in the future.

Capital and Business Alliance with Security Bank Corporation

In April 2016, BTMU acquired a 20.0% equity interest, on a fully diluted basis, in Security Bank Corporation, a leading commercial bank in the Philippines, through a private placement of newly issued common shares and preferred shares with voting rights for 245 Philippine peso per common share and 0.1 Philippine peso per preferred share, or 36.9 billion Philippine peso, or ¥91.3 billion, in the aggregate. As part of the capital and business alliance between BTMU and Security Bank, BTMU has two directors on Security Bank’s board of directors. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. Security Bank is expected to be treated as an equity method investee of BTMU. BTMU and Security Bank will collaborate to offer enhanced services by leveraging their expertise and customer bases.

Mitsubishi UFJ Fund Services’ Acquisition of UBS Global Asset Management’s Alternative Fund Services Business

In December 2015, Mitsubishi UFJ Fund Services Holdings Limited, a global asset servicing subsidiary of MUTB, acquired the alternative fund services business of UBS Global Asset Management, a global fund administrator providing professional services for hedge funds, funds of hedge funds, private equity funds and real estate structures, for ¥24.6 billion in cash and recorded ¥2.7 billion of goodwill and ¥7.6 billion of intangible assets. We provide a full suite of global asset administration services, including fund administration, custody, securities lending and foreign exchange as a one stop shop under the “MUFG Investor Services” brand, and through acquisitions completed in recent periods, have enhanced our competitiveness and scale of operations in the global fund administration market with the aim to be a global industry-leading fund administrator. As a result of the acquisition in December 2015, we became the seventh largest fund service provider in the world in terms of assets under administration with total assets under administration of $266 billion across 2,300 funds. We intend to continue to seek opportunities to strengthen our operational abilities, to further improve the quality of our services, and to expand our global network through acquisitions and investments.

Implementation of Measures to Comply with U.S. Enhanced Prudential Standards

Effective July 1, 2016, MUAH was designated as our U.S. intermediate holding company to comply with the FRB’s enhanced prudential standards. As of the same date, BTMU, MUTB and MUSHD transferred to MUAH their ownership interests in their U.S. subsidiaries and affiliates, namely, BTMU Capital Corporation, BTMU Securities, Inc., MUFG Americas Capital Company, Morgan Stanley MUFG Loan Partners, LLC, MUFG Fund Services (USA) LLC, and MUFG Securities Americas Inc. In addition, as of the same date, BTMU transferred 3.8% of its own 100% ownership interest in MUAH to MUFG. Resources and management attention are being expended to implement an appropriate governance structure with an effective internal control system for our U.S. bank and non-bank subsidiaries to comply with applicable regulatory requirements.

Exposures to Selected European Countries

Several European countries, including Italy, Spain, Portugal, Ireland and Greece, have recently been experiencing weakness in their economic and fiscal situations in varying degrees of severity. We are closely monitoring our exposures in these countries.

The following table sets forth information about our aggregate exposure to selected European countries of BTMU, MUTB and MUSHD, which were the subsidiaries holding the exposure, as of March 31, 2016. The information in the table is categorized by counterparties, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions, and by type of financial instruments, which include loans, securities, derivatives and credit default swap, or CDS, protection (sold and bought). The securities exposure includes held-to-maturity, available-for-sale and trading securities. The information included in the table below is based on information compiled for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in the case of a subsidiary located in a country different from that in which its parent company is located, the country exposure is determined based on the country in which the subsidiary is located.

	March 31, 2016
	Loans (funded and unfunded)	Securities(1)	Derivatives(2)	CDS protection sold(3)	Gross exposure (funded and unfunded)	CDS protection bought(3)	Net exposure(4)
	(in billions)
Italy	$4.8	$0.2	$0.9	$0.1	$6.0	$0.4	$5.6
Sovereign	—	—	—	—	—	—	—
Financial Institutions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	4.8	0.2	0.9	0.1	6.0	0.4	5.6
Spain	3.4	0.2	0.0	0.0	3.6	0.1	3.5
Sovereign	—	—	—	—	—	—	—
Financial Institutions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	3.4	0.2	0.0	0.0	3.6	0.1	3.5
Portugal	0.3	0.0	0.0	—	0.3	0.0	0.3
Sovereign	—	—	0.0	—	0.0	—	0.0
Financial Institutions	—	—	—	—	—	—	—
Others	0.3	0.0	0.0	—	0.3	0.0	0.3
Ireland	0.7	0.0	0.0	—	0.7	—	0.7
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	(0.0)	0.0	—	(0.0)	—	(0.0)
Others	0.7	0.0	0.0	—	0.7	—	0.7
Greece	—	—	—	—	—	—	—
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—
Total	$9.2	$0.4	$0.9	$0.1	$10.6	$0.5	$10.1
Sovereign	—	—	0.0	—	0.0	—	0.0
Financial Institutions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	9.2	0.4	0.9	0.1	10.6	0.5	10.1

Notes:

(1)	Securities include held-to-maturity securities, available-for-sale securities, and trading securities. Held-to-maturity securities are shown at amortized cost, and available-for-sale securities and trading securities are shown at fair value.
(2)	Derivatives amounts represent current exposures, taking into consideration legally enforceable master netting agreements.
(3)	CDS protection amounts represent notional amounts.
(4)	Net exposure represents gross exposure (funded and unfunded), net of CDS protection bought.
(5)	To the extent financial instruments are originally denominated in currencies other than U.S. dollars, the exposure amounts have been translated into U.S. dollars at an internal exchange rate used for our internal risk management purposes as of March 31, 2016.
(6)	Negative amounts represent short positions.

Based on information collected for internal risk management purposes as of March 31, 2016, the consolidated exposure of BTMU, MUTB and MUSHD listed above to Italy, Spain, Portugal, Ireland and Greece represented less than 1.0% of our total assets.

As of March 31, 2016, other than BTMU, MUFG group companies had limited exposures to those European countries. As of the same date, BTMU, MUTB and MUSHD held no sovereign bonds issued by those European countries.

As of March 31, 2016, we had a net exposure totalling $10.1 billion relating to the European peripheral countries identified in the table above. These exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. Our exposures to Italy and Spain mainly related to the infrastructure sector, such as electricity, gas and telecommunications. Our loan-related exposures to financial institutions in those countries were limited and not material.

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

The determination of other-than-temporary impairment for certain debt securities held by MUAH, which primarily consist of residential mortgage-backed securities and certain asset-backed securities, is made on the basis of a cash flow analysis and monitoring of the performance of such securities, as well as whether MUAH intends to sell, or is more likely than not required to sell, the securities before recovery of their amortized cost basis.

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

For further information, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

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

For a further discussion of the valuation techniques applied to the material assets or liabilities, see Note 32 to our consolidated financial statements included elsewhere in this Annual Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions)
Interest income	¥2,522.3	¥2,894.6	¥3,005.7
Interest expense	561.0	663.1	744.3

Net interest income	1,961.3	2,231.5	2,261.4

Provision (credit) for credit losses	(106.4)	87.0	231.9
Non-interest income	1,821.0	2,845.1	2,407.7
Non-interest expense	2,468.3	2,726.9	3,274.5

Income before income tax expense	1,420.4	2,262.7	1,162.7
Income tax expense	337.9	666.1	369.5

Net income before attribution of noncontrolling interests	¥1,082.5	¥1,596.6	¥793.2
Net income (loss) attributable to noncontrolling interests	67.1	65.5	(9.1)

Net income attributable to Mitsubishi UFJ Financial Group	¥1,015.4	¥1,531.1	¥802.3

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2014, 2015 and 2016 are discussed in further detail below.

Net Interest Income

The following table is a summary of the interest rate spread for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014		2015		2016
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥135,087.3	0.87%	¥146,830.0	0.79%	¥153,612.6	0.71%
Foreign	77,089.0	1.75	90,417.7	1.92	99,103.1	1.93

Total	¥212,176.3	1.19%	¥237,247.7	1.22%	¥252,715.7	1.19%

Financed by:
Interest-bearing liabilities:
Domestic	¥141,878.0	0.18%	¥151,998.8	0.16%	¥159,323.2	0.19%
Foreign	47,535.3	0.64	58,102.5	0.73	61,823.8	0.72

Total	189,413.3	0.30	210,101.3	0.32	221,147.0	0.34
Non-interest-bearing liabilities	22,763.0	—	27,146.4	—	31,568.7	—

Total	¥212,176.3	0.26%	¥237,247.7	0.28%	¥252,715.7	0.29%

Interest rate spread		0.89%		0.90%		0.85%
Net interest income as a percentage of total interest-earning assets		0.92%		0.94%		0.89%

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for each of the fiscal years ended March 31, 2014, 2015 and 2016 was not materially affected by gains or losses resulting from interest rate and other derivative contracts. We use such derivative instruments to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under U.S. GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of Trading account profits—net. For a detailed discussion of our risk management activities, see “—A. Operating Results—Results of Operations—Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net interest income for the fiscal year ended March 31, 2016 was ¥2,261.4 billion, an increase of ¥29.9 billion from ¥2,231.5 billion for the fiscal year ended March 31, 2015. Both interest income and interest expense increased, with the increase in interest income exceeding the increase in interest expense, mainly reflecting a higher balance of our foreign loans. While the average interest rate spread (which is the average interest rate on interest-earning assets minus the average interest rate on interest-bearing liabilities) decreased, the average balance of interest-earning assets increased, primarily reflecting larger volumes of foreign loans and interest-earning deposits in other banks.

Interest income increased ¥111.1 billion to ¥3,005.7 billion for the fiscal year ended March 31, 2016 from ¥2,894.6 billion for the previous fiscal year. Of the ¥111.1 billion increase in interest income, ¥73.1 billion was attributable to interest income from loans. In particular, loans booked at foreign branches and subsidiaries improved with the average loan balance for the fiscal year ended March 31, 2016 increasing ¥6,131.9 billion, or 14.0%, compared to the previous fiscal year. The average interest rate on foreign loans for the fiscal year ended March 31, 2016 decreased 0.07 percentage points compared to the previous fiscal year, reflecting lower market interest rates. Interest income from the domestic loan business decreased ¥48.1 billion, or 5.7%, compared to the previous fiscal year due to declining interest rates and intensified competition among lending institutions in Japan. Interest income from deposits in other banks increased ¥18.4 billion, or 28.6%, mainly due to a higher balance of deposits in central banks, including the Bank of Japan. Interest income from foreign trading account assets increased ¥35.2 billion, or 10.0%, due to a higher balance of foreign currency-denominated trading securities in the commercial banking subsidiaries, partially offset by a decrease of ¥13.1 billion, or 28.5%, in interest income from domestic trading account assets.

Interest expense also increased ¥81.2 billion to ¥744.3 billion for the fiscal year ended March 31, 2016 from ¥663.1 billion for the previous fiscal year. Interest expense on interest-bearing foreign deposits increased ¥33.8 billion, or 13.7%, reflecting a ¥3,705.0 billion, or 9.9%, increase in the average balance of such deposits. Interest expense on long-term debt increased ¥32.0 billion, or 12.6%, due to higher balances of both domestic and foreign long-term debt despite lower average interest rates on such debt as we were able to finance at lower interest rates.

The average interest rate spread decreased 0.05 percentage points to 0.85% for the fiscal year ended March 31, 2016 from 0.90% for the previous fiscal year. For the fiscal year ended March 31, 2016, compared to the previous fiscal year, the average interest rate on interest-earning assets decreased 0.03 percentage points to 1.19% from 1.22%, while the average interest rate on interest-bearing liabilities increased 0.02 percentage points to 0.34% from 0.32%, which resulted in the overall decrease in the average interest rate spread. The average interest rate spread on domestic activities decreased 0.11 percentage points to 0.52% from 0.63%, while the average interest rate spread on foreign activities increased 0.02 percentage points to 1.21% from 1.19%. In Japan, while the average interest rate on interest-earning assets continued to decline, the average interest rate on interest-bearing liabilities slightly increased mainly because of higher interest rates on deposits and short-term borrowings. Interest expense on deposits includes profits and losses from derivatives embedded in structured deposits, where such interest expense is reduced by the amount of net profits and increased by the amount of net losses. For the fiscal year ended March 31, 2016, net profits from such derivatives significantly decreased compared to the previous fiscal year primarily due to lower customer demand for structured deposits as risk aversion heightened. In addition to interest expense on deposits, our cost of short-term U.S. dollar funding through funds purchased, and payables under repurchase agreements and securities lending transactions, also increased as interest rates in the United States were generally on a rising trend during the fiscal year ended March 31, 2016. The impact of these increases in interest expense on deposits and funding cost more than offset the continued downward pressure on interest rates in Japan. As for foreign interest-earning assets and foreign interest-bearing liabilities, interest rates remained, on average, relatively unchanged for the fiscal year ended March 31, 2016 compared to the previous fiscal year, as the impact of the overall increasing trend in interest rates in the United States was offset to a large extent by the overall decreasing trend in interest rates in the Eurozone, where the ECB adjusted its policy interest rates downward to negative rates.

The Bank of Japan has maintained a “quantitative and qualitative monetary easing with negative interest rates” policy and applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan. As a result, the yield on many financial instruments and other market interest rates in Japan have declined to negative levels and the average interest rate on domestic assets continued to decline while the average rate on domestic liabilities reached historically low levels. If the policy is maintained in Japan for an extended period, or if the Bank of Japan’s negative interest rate is lowered from the current level, market interest rates may decline further, and our interest rate spread on domestic activities will likely continue to be under severe pressure. Monetary easing policies adopted in foreign markets in Europe, Asia and other regions have placed downward pressure on short-term interest rates in recent periods. However, changes in monetary policies in the United States, declining oil and other commodity prices, concerns over potentially serious ramifications of the result of the U.K. referendum in June 2016, where a majority voted to leave the European Union, and the slowing growth in emerging economies have recently begun to add volatility in both long-term and short-term interest rates, affecting our interest spread. For further information on the Bank of Japan’s monetary policy and recent interest rate fluctuations in Japan, see “—Business Environment—Economic Environment in Japan.”

The average interest-earning assets for the fiscal year ended March 31, 2016 were ¥252,715.7 billion, an increase of ¥15,468.0 billion from ¥237,247.7 billion for the fiscal year ended March 31, 2015. The average domestic interest-earning assets increased ¥6,782.6 billion to ¥153,612.6 billion mainly due to increases in interest-earning deposits in other banks, particularly the Bank of Japan. This was partially offset by a decrease in the balance of Japanese government bonds to manage interest rate fluctuation risks particularly in light of the Bank of Japan’s “quantitative and qualitative monetary easing with negative interest rates” and measures to purchase Japanese government bonds in the market, which resulted in the yield on Japanese government bonds declining to negative levels. The average foreign interest-earning assets increased ¥8,685.4 billion to ¥99,103.1 billion mainly due to an increase in foreign loans. The increase in foreign loans was mainly due to increased lending activity in the Americas, particularly in the United States, where economic conditions continued to improve at a moderate pace.

The average interest-bearing liabilities for the fiscal year ended March 31, 2016 were ¥221,147.0 billion, an increase of ¥11,045.7 billion from ¥210,101.3 billion for the fiscal year ended March 31, 2015. The average domestic interest-bearing liabilities increased ¥7,324.4 billion to ¥159,323.2 billion mainly due to increases in interest-bearing deposits and long-term debt. The higher balance of domestic deposits was mainly due to an increase in domestic deposits in the banking subsidiaries as customer preference shifted due to the Bank of Japan’s “quantitative and qualitative monetary easing with negative interest rates” policy. Following the implementation of the policy, the yield on various financial instruments and other market interest rates in Japan, including the yield on Japanese government bonds, declined to negative levels. Many financial institutions and money management funds reduced their investments in the money markets to avoid the impact of negative interest rates on their investments and their account amounts at the Bank of Japan. As a result, corporate customers moved their money invested in the money markets to deposit accounts. The increase in domestic long-term debt was mainly due to the issuances by MUFG of senior bonds to comply with the TLAC requirements and to maintain larger balances of foreign currency loans in the banking subsidiaries. The average foreign interest-bearing liabilities increased ¥3,721.3 billion to ¥61,823.8 billion mainly due to larger deposit balances.

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

Interest income increased ¥372.3 billion to ¥2,894.6 billion for the fiscal year ended March 31, 2015 from ¥2,522.3 billion for the previous fiscal year. Of the ¥372.3 billion of increase in interest income, ¥317.5 billion was attributable to interest income from loans. In particular, loans booked at foreign branches and subsidiaries improved with the average loan balance for the fiscal year ended March 31, 2015 increasing ¥10,718.6 billion compared to the previous fiscal year. This reflected a higher lending volume and the depreciation of the Japanese yen against the U.S. dollar. The average interest rate on such loans for the fiscal year ended March 31, 2015 increased 0.28 percentage points compared to the previous fiscal year, reflecting the impact of the consolidation of Krungsri. Interest income from the domestic loan business decreased due to downward pressure on interest rates. Interest income from deposits in other banks increased ¥17.2 billion mainly due to a higher balance of deposits in central banks including the Bank of Japan and the FRB. Interest income from investment securities increased ¥41.4 billion due to a higher balance of foreign currency-denominated investment securities as well as a higher average interest rate on domestic investment securities, which mainly reflected increased dividends on domestic equity securities. These increases were partially offset by a decrease of ¥7.4 billion in interest income from trading account assets due to a decrease in the average balance of foreign currency-denominated trading securities in the commercial banking subsidiaries.

Interest expense also increased ¥102.1 billion to ¥663.1 billion for the fiscal year ended March 31, 2015 from ¥561.0 billion for the previous fiscal year. Interest expense on interest-bearing foreign deposits increased ¥85.6 billion, reflecting a ¥6,907.4 billion increase in the balance of such deposits and a 0.13 percentage point increase in the average interest rate on such deposits. This was mainly due to the impact of the consolidation of Krungsri. Interest expense on domestic interest-bearing deposits decreased ¥11.5 billion, reflecting downward pressure on interest rates in Japan. Interest expense on long-term debt increased ¥22.8 billion, reflecting higher balances of both domestic and foreign long-term borrowings, despite lower average interest rates on such borrowings as we were able to refinance at lower interest rates.

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

The average interest-earning assets for the fiscal year ended March 31, 2015 were ¥237,247.7 billion, an increase of ¥25,071.4 billion from ¥212,176.3 billion for the fiscal year ended March 31, 2014. The average domestic interest-earning assets increased ¥11,742.7 billion to ¥146,830.0 billion mainly due to increases in interest-earning deposits in other banks, particularly the Bank of Japan. This was partially offset by a decrease in the balance of Japanese government bonds held as available-for-sale securities as a result of sales of such bonds to reduce the risk of a sudden and drastic increase in short-term interest rates. The average foreign interest-earning assets increased ¥13,328.6 billion to ¥90,417.7 billion mainly due to an increase in foreign loans. The increase in foreign loans was mainly due to increased lending of MUB in the United States and the impact of the consolidation of Krungsri as well as the depreciation of the Japanese yen against the U.S. dollar.

The average interest-bearing liabilities for the fiscal year ended March 31, 2015 were ¥210,101.3 billion, an increase of ¥20,688.0 billion from ¥189,413.3 billion for the fiscal year ended March 31, 2014. The average domestic interest-bearing liabilities increased ¥10,120.8 billion to ¥151,998.8 billion mainly due to increases in interest-bearing deposits, short-term market funding and long-term debt. The higher balance of deposits was mainly due to increases in ordinary deposits in the banking subsidiaries, partially offset by decreases in term deposits in our commercial banking subsidiaries and negotiable certificates of deposit in our trust banking subsidiaries. The increase in short-term market funding was mainly due to an increase in payables under securities lending transactions in our securities subsidiaries. The increase in long-term debt is mainly due to increased long-term borrowings in our banking subsidiaries as part of their asset and liability management in light of continued low interest rates and a larger balance of loans. The average foreign interest-bearing liabilities increased ¥10,567.2 billion to ¥58,102.5 billion mainly due to increases in deposits in Krungsri, MUAH and foreign branches of our banking subsidiaries, as well as increases in other short-term borrowings and trading account liabilities as we began to switch funding sources from our group companies to third-party lenders in order to take advantage of the comparatively favorable market interest rate environment.

Provision (credit) for credit losses

Provision (credit) for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision (credit) for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio—Allowance policy.”

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

We recorded ¥231.9 billion of provision for credit losses for the fiscal year ended March 31, 2016, compared to ¥87.0 billion for the previous fiscal year. By segment, for the fiscal year ended March 31, 2016, ¥117.1 billion, ¥0.9 billion, ¥47.4 billion and ¥76.0 billion of provision for credit losses were recorded in the Commercial, Card, MUAH and Krungsri segments, respectively, while ¥9.5 billion of credit for credit losses was recorded in the Residential segment. For the previous fiscal year, ¥22.6 billion, ¥2.6 billion and ¥94.6 billion of provision for credit losses were recorded in the Commercial, Card and Krungsri segments, respectively, while ¥30.9 billion and ¥1.9 billion of credit for credit losses were recorded in the Residential and MUAH segments, respectively.

The provision recorded in the Commercial segment for the fiscal year ended March 31, 2016 mainly reflected further deterioration in the business and financial performance of a large borrower in the domestic electronics manufacturing industry, and deterioration in the credit conditions of borrowers in the energy sector, which were adversely affected by declining oil and other commodity prices. The provision for credit losses in the MUAH segment for the fiscal year ended March 31, 2016 primarily reflected the deteriorated credit quality of borrowers in the oil and gas sector in MUAH’s loan portfolio, particularly those that are engaged in the petroleum exploration and production business. The provision for credit losses in the Krungsri segment for the fiscal year ended March 31, 2016 mainly reflected the negative impact of the stagnant economic conditions in Thailand on the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio.

The decrease in provision for credit losses in the Card segment for the fiscal year ended March 31, 2016 compared to the previous fiscal year was primarily due to an overall improvement in the credit quality of the portfolio as we continued to apply refined borrower screening, which we had originally implemented in June 2010 under regulatory reforms in the consumer finance industry, and the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. The credit for credit losses in the Residential segment reflected an overall improvement in the credit quality of the portfolio as the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment.

We recorded ¥5.3 billion of credit for credit losses for our domestic loan portfolio for the fiscal year ended March 31, 2016, compared to credit for credit losses of ¥17.5 billion for the previous fiscal year. This reflected the improved credit quality of the Residential segment. We recorded ¥237.2 billion of provision for credit losses for our foreign portfolio for the fiscal year ended March 31, 2016, compared to provision for credit losses of ¥104.5 billion for the previous fiscal year. This increase was primarily attributable to the deteriorated credit conditions of overseas borrowers in the energy sector.

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

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions)
Fees and commissions income(1):
Fees and commissions on deposits	¥46.1	¥57.1	¥58.9
Fees and commissions on remittances and transfers	158.8	168.1	169.1
Fees and commissions on foreign trading business	68.3	71.5	84.7
Fees and commissions on credit card business	157.2	179.7	193.6
Fees and commissions on security-related services	300.1	285.7	285.3
Fees and commissions on administration and management services for investment funds	126.7	141.1	149.9
Trust fees	105.7	106.9	110.1
Guarantee fees	52.6	53.0	44.7
Insurance commissions	39.7	63.3	69.5
Fees and commissions on real estate business	34.7	36.4	43.5
Other fees and commissions	204.2	238.2	266.6

Total	1,294.1	1,401.0	1,475.9
Foreign exchange gains (losses)—net	(61.8)	(113.1)	192.1

Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	(84.4)	(37.4)	434.4
Net profits (losses) on trading account securities, excluding derivatives	50.5	1,186.1	(157.7)

Total	(33.9)	1,148.7	276.7

Investment securities gains—net:
Net gains on sales of available-for-sale securities:
Debt securities	128.8	71.2	110.9
Marketable equity securities	77.7	70.5	153.7
Impairment losses on available-for-sale securities:
Debt securities	(2.6)	(3.5)	(1.0)
Marketable equity securities	(0.3)	(0.6)	(21.9)
Other	99.9	17.1	(9.4)

Total	303.5	154.7	232.3
Equity in earnings of equity method investees—net	110.5	172.9	176.9
Gains on sales of loans	17.7	15.0	12.2
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	115.2	—	—
Other non-interest income	75.7	65.9	41.6

Total non-interest income	¥1,821.0	¥2,845.1	¥2,407.7

Note:
(1)	Reflects the changes made to the components of fees and commissions in the fiscal year ended March 31, 2015. The following components were redefined in 2015 and certain reclassifications were made between the components: Fees and commissions on deposits, Fees and commissions on remittances and transfers, Fees and commissions on security-related services, Fees and commissions on administration and management services for investment funds and Other fees and commissions. The amounts for the fiscal year ended March 31, 2014 have been reclassified to conform to the presentation for the fiscal years ended March 31, 2015 and 2016.

Non-interest income consists of the following:

Fees and commissions income

Fees and commissions income consist of the following:

•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

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

Net foreign exchange gains (losses)

Net foreign exchange gains (losses) consist of the following:

•

Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For more information on our derivative contracts, see Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

•

Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•

Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. For more information on the fair value option, see Note 32 to our consolidated financial statements included elsewhere in this Annual Report.

Net trading account profits (losses)

Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.

Of the two categories, trading account assets relating to the application of certain accounting rules represent a smaller portion of our trading account profits for the fiscal year ended March 31, 2016.

We generally do not separate, for financial reporting purposes, customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

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

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio; and

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, consist of :

•

Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.

•

Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules. For more information on the fair value option, see Note 32 to our consolidated financial statements included elsewhere in this Annual Report.

Net investment securities gains (losses)

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as available-for-sale securities. In addition, impairment losses are recognized and offset net investment securities gains when management concludes that declines in the fair value of investment securities are other than temporary.

Net equity in earnings (losses) of equity method investees

Net equity in earnings (losses) of equity method investees includes our equity interest in the earnings of our equity method investees and impairment losses on our investments in equity method investees.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Non-interest income decreased 437.4 billion to ¥2,407.7 billion for the fiscal year ended March 31, 2016 from ¥2,845.1 billion for the fiscal year ended March 31, 2015. This decrease was mainly attributable to a ¥1,343.8 billion decrease in net profits on trading account securities, excluding derivatives. This decrease was partially offset by a ¥471.8 billion increase in net profits on interest rate and other derivative contracts.

Fees and commissions income

Fees and commissions income increased ¥74.9 billion to ¥1,475.9 billion for the fiscal year ended March 31, 2016 from ¥1,401.0 billion for the fiscal year ended March 31, 2015. This increase was primarily due to an increase in fees and commissions on foreign trading business in domestic and overseas branches. Fees and commissions on credit card business also increased primarily due to an increased number of consumer finance clients and an increased volume of transactions achieved through improved cooperation between BTMU and Krungsri.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2015 and 2016:

	Fiscal years ended March 31,
	2015	2016
	(in billions)
Foreign exchange gains (losses)—net:
Net foreign exchange gains (losses) on derivative contracts	¥(217.5)	¥374.3
Net foreign exchange gains (losses) on other than derivative contracts	(862.2)	875.8
Net foreign exchange gains (losses) related to the fair value option	966.6	(1,058.0)

Total	¥(113.1)	¥192.1

Net foreign exchange gains for the fiscal year ended March 31, 2016 were ¥192.1 billion, compared to ¥113.1 billion of net foreign exchange losses for the fiscal year ended March 31, 2015. This was mainly due to an increase of ¥1,738.0 billion in net foreign exchange gains on other than derivative contracts. As the Japanese yen appreciated against other major currencies during the fiscal year ended March 31, 2016, net foreign exchange gains on other than derivative contracts increased primarily due to the foreign exchange translation impact on the value of monetary liabilities denominated in foreign currencies in our commercial banking subsidiaries. Net foreign exchange gains on derivative contracts increased ¥591.8 billion, mainly reflecting higher trading gains on currency options and currency swaps in the banking subsidiaries. These increases were partially offset by larger losses on securities transactions due to the foreign exchange translation impact.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the fiscal years ended March 31, 2015 and 2016:

	Fiscal years ended March 31,
	2015	2016
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥261.6	¥243.7
Equity contracts	(255.1)	149.2
Commodity contracts	(6.3)	1.8
Credit derivatives	5.1	12.4
Other	(42.7)	27.3

Total	¥(37.4)	¥434.4

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥496.7	¥0.1
Trading account securities under the fair value option	689.4	(157.8)

Total	¥1,186.1	¥(157.7)

Total	¥1,148.7	¥276.7

We recorded net trading account profits of ¥276.7 billion for the fiscal year ended March 31, 2016, compared to ¥1,148.7 billion for the fiscal year ended March 31, 2015. This decrease was mainly due to ¥157.8 billion of net losses on trading account securities under the fair value option for the fiscal year ended March 31, 2016, compared to ¥689.4 billion of net gains on such securities for the previous fiscal year. This resulted mainly from lower prices of U.S. Treasury securities as interest rates in the United States increased. In addition, net profits on trading account securities decreased ¥496.6 billion because lower trading volumes in, and smaller price increases of, Japanese government bonds. The volume of trading in Japanese government bonds in the market decreased in the fiscal year ended March 31, 2016 compared to the previous fiscal year. These decreases were partially offset by an improvement of ¥471.8 billion in net profits on interest rate and other derivative contracts, mainly reflecting higher fair values of, and larger trading profits on, equity contracts.

Net investment securities gains

Net investment securities gains increased ¥77.6 billion to ¥232.3 billion for the fiscal year ended March 31, 2016 from ¥154.7 billion for the fiscal year ended March 31, 2015. This increase was mainly due to an increase of ¥83.2 billion in net gains on sales of available-for-sale marketable equity securities as we continued to sell down our equity holdings in an effort to reduce the risk of stock price fluctuations. In addition, net gains on sales of available-for-sale debt securities increased ¥39.7 billion, reflecting the higher volume of sales of Japanese government bonds to reduce our holdings of such bonds as part of our asset and liability management and interest rate risk management measures. These increases were partially offset by larger impairment losses on available-for-sale equity securities, mainly reflecting the generally declining trend in stock prices in Japan.

Net equity in earnings of equity method investees

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2016 was ¥176.9 billion, compared to ¥172.9 billion for the previous fiscal year, reflecting higher earnings of our equity method investees, including Morgan Stanley.

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

Fees and commissions income

Fees and commissions income increased ¥106.9 billion to ¥1,401.0 billion for the fiscal year ended March 31, 2015 from ¥1,294.1 billion for the fiscal year ended March 31, 2014. This increase was primarily due to the positive impact of the consolidation of Krungsri particularly on fees and commissions on remittances and transfers, fees and commissions on credit card business, fees and commissions on administration and management services for investment funds, and insurance commissions. Fees and commissions on deposits increased due to higher fees charged for domestic retail banking transactions conducted through channels operated by third-party business partners. Other fees and commissions also increased due to advisory fees received for a large-scale structured finance project. These increases were partially offset by a decrease in fees and commissions on security-related services due to lower brokerage commissions on equity securities, reflecting the less active Japanese equity market compare to the previous fiscal year.

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

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions)
Salaries and employee benefits	¥1,029.6	¥1,097.5	¥1,158.9
Occupancy expenses—net	158.4	168.7	182.8
Fees and commissions expenses	222.0	248.1	285.4
Outsourcing expenses, including data processing	216.7	241.7	244.7
Depreciation of premises and equipment	103.7	108.6	99.7
Amortization of intangible assets	198.1	222.4	237.3
Impairment of intangible assets	0.3	0.7	117.7
Insurance premiums, including deposit insurance	101.1	115.5	91.9
Communications	50.9	54.7	58.3
Taxes and public charges	69.5	96.6	93.7
Impairment of goodwill	7.8	3.4	333.7
Other non-interest expenses	310.2	369.0	370.4

Total non-interest expense	¥2,468.3	¥2,726.9	¥3,274.5

Non-interest expense consists of:

•	salaries and employee benefits, which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net, which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses, which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing, which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premise and equipment, which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets, which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets, which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

•

insurance premiums, including deposits insurance, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan

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

•	impairment of goodwill, which includes the amount of reductions in the carrying amount of goodwill recorded in connection with the acquisition of companies in excess of their fair values, and

•	other non-interest expenses.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Non-interest expense increased ¥547.6 billion to ¥3,274.5 billion for the fiscal year ended March 31, 2016 from ¥2,726.9 billion for the previous fiscal year. Major factors affecting this increase are discussed below.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2016 were ¥1,158.9 billion, an increase of ¥61.4 billion from ¥1,097.5 billion for the previous fiscal year. This increase was primarily due to an increase in salaries largely in MUAH to increase the headcount of qualified personnel to facilitate the process for its preparation for compliance with U.S. enhanced prudential standards rules, which became applicable on July 1, 2016.

Provision for repayment of excess interest

Provision for repayment of excess interest for the fiscal year ended March 31, 2016 was ¥31.0 billion, compared to nil for the fiscal year ended March 31, 2015. The provision was recognized as we began to receive more claims from borrowers than we had anticipated during the three months ended March 31, 2016. The provision is included in other non-interest expenses in our consolidated statements of income.

Impairment of goodwill

Impairment of goodwill for the fiscal year ended March 31, 2016 was ¥333.7 billion, an increase of ¥330.3 billion from ¥3.4 billion for the fiscal year ended March 31, 2015.

For the fiscal year ended March 31, 2016, we recognized ¥4.3 billion in impairment of goodwill relating to a reporting unit within the Trust Assets Business Group segment. We readjusted the future cash flow projection of the reporting unit in this segment, considering the relevant subsidiaries’ recent business performance. In light of this situation, the fair value of the reporting unit, which was based on its projected discounted future cash flow, fell below the carrying amount of the reporting unit. As a result of the required goodwill impairment test, the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

For the fiscal year ended March 31, 2016, we recognized ¥151.7 billion in impairment of goodwill relating to the reporting unit other than MUAH and Krungsri within the Global Business Group segment. The Bank of Japan announced implementation of the “quantitative and qualitative monetary easing with negative interest rates” policy in January 2016, and the benchmark yield turned and stayed negative through to the end of the fiscal year. Japanese stock prices have fallen, and the Japanese yen has appreciated against other major currencies since the start of the calendar year 2016, reflecting investors’ heightened risk aversion around the globe. As a result, MUFG’s stock price declined from ¥743.7 on March 31, 2015 to ¥521.5 on March 31, 2016. Since the fair value of the reporting unit other than MUAH and Krungsri within the Global Business Group segment was estimated based on MUFG’s stock price, this decline led to a decrease in MUFG’s market capitalization and negatively affected the fair value of the reporting unit. In light of this situation, the fair value of the reporting unit fell below the carrying amount of the reporting unit. As a result of the required goodwill impairment test, the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

For the fiscal year ended March 31, 2016, we recognized ¥177.8 billion in impairment of goodwill relating to the Krungsri reporting unit within the Global Business Group segment. The economy in China continued to slow down due to weaker investment activity, while decreasing exports adversely affected other Asian economies, including Thailand. As a result of the slowdown in the Thai economic growth, Krungsri’s stock price declined from THB44.75 on December 31, 2014 to THB29.75 on December 31, 2015. Since the fair value of the Krungsri reporting unit was estimated based on Krungsri’s stock price, this decline led to a decrease in Krungsri’s market capitalization and negatively affected the fair value of the reporting unit. In light of this situation, the fair value of the reporting unit fell below the carrying amount of the reporting unit. As a result of the required goodwill impairment test, the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

Impairment of intangible assets

Impairment of intangible assets for the fiscal year ended March 31, 2016 was ¥117.7 billion, compared to ¥0.7 billion for the previous fiscal year. This increase was primarily due to an increase in impairment on the core deposit intangible held by BTMU. The “quantitative and qualitative monetary easing with negative interest rates” policy of the Bank of Japan led to a decrease in the spread between the interest rate on BTMU’s core deposit funding and alternative interest rates on BTMU’s funding in the market. As a result, we reevaluated our core deposit intangible and recognized an impairment loss on BTMU’s core deposit intangible. See Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Non-interest expense increased ¥258.6 billion to ¥2,726.9 billion for the fiscal year ended March 31, 2015 from ¥2,468.3 billion for the previous fiscal year. Major factors affecting this change in non-interest expense are discussed below.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2015 were ¥1,097.5 billion, an increase of ¥67.9 billion from ¥1,029.6 billion for the previous fiscal year. This increase was primarily due to an increase in salaries of ¥49.4 billion as a result of the consolidation of Krungsri. Salaries also increased in our commercial banking subsidiaries’ foreign offices and subsidiaries mainly due to the depreciation of the Japanese yen against the U.S. dollar.

Fees and commissions expenses

Fees and commissions expenses for the fiscal year ended March 31, 2015 was ¥248.1 billion, an increase of ¥26.1 billion from ¥222.0 billion for the fiscal year ended March 31, 2014. This increase was mainly due to the impact of the consolidation of Krungsri and large expenses relating to our consumer finance business.

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

Amortization of intangible assets

Amortization of intangible assets for the fiscal year ended March 31, 2015 was ¥222.4 billion, an increase of ¥24.3 billion from ¥198.1 billion for the fiscal year ended March 31, 2014. This increase was mainly due to an increase in amortization of Krungsri’s intangible assets such as customer relationships as Krungsri’s intangible assets became subject to amortization in the fiscal year ended March 31, 2015. We recorded ¥124.3 billion of intangible assets relating to Krungsri’s customer relationships as of the acquisition date of December 18, 2013. We decided to apply the fixed-installment depreciation method to these customer relationships for eight to 14-year periods, depending on the characteristics of each of the customer relationships.

Taxes and public charges

Taxes and public charges for the fiscal year ended March 31, 2015 was ¥96.6 billion, an increase of ¥27.1 billion from ¥69.5 billion for the fiscal year ended March 31, 2014. This increase was mainly due to the increase in the Japanese consumption tax rate from 5% to 8% in April 2014.

Other non-interest expenses

Other non-interest expenses for the fiscal year ended March 31, 2015 were ¥372.4 billion, an increase of ¥54.4 billion from ¥318.0 billion for the fiscal year ended March 31, 2014. This increase reflected BTMU’s payment of $315 million, or ¥34.5 billion, to the New York State Department of Financial Services in November 2014. See “—Recent Developments.”

Income Tax Expense

The following table shows a summary of our income tax expense for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions, except percentages)
Income before income tax expense	¥1,420.4	¥2,262.7	¥1,162.7
Income tax expense	337.9	666.0	369.4
Effective income tax rate	23.8%	29.4%	31.8%
Combined normal effective statutory tax rate	38.0%	35.6%	33.9%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2014, 2015 and 2016 are summarized as follows:

	Fiscal years ended March 31,
	2014	2015	2016
Combined normal effective statutory tax rate	38.0%	35.6%	33.9%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.2	0.1	0.3
Impairment of goodwill	0.2	—	9.7
Foreign tax credit and payments	(0.6)	(1.0)	(1.9)
Lower tax rates applicable to income of subsidiaries	(0.4)	(0.1)	(0.2)
Change in valuation allowance	(12.4)	(1.3)	(4.0)
Realization of previously unrecognized tax effects of subsidiaries	(0.1)	—	—
Nontaxable dividends received	(3.3)	(1.6)	(1.9)
Undistributed earnings of subsidiaries	0.5	0.1	0.7
Tax and interest expense for uncertainty in income taxes	—	(0.2)	0.0
Enacted change in tax rates	1.2	(1.7)	(4.3)
Other—net	0.5	(0.5)	(0.5)

Effective income tax rate	23.8%	29.4%	31.8%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 38.0%, 35.6% and 33.9% for the fiscal year ended March 31, 2014, 2015 and 2016. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.

The effective income tax rate for the fiscal year ended March 31, 2016 was 31.8%, 2.1 percentage points lower than the combined normal effective statutory rate of 33.9%. The lower effective income tax rate was attributable to the effect of changes in tax law, resulting in a 4.3 percentage points decrease in the effective income tax rate. Under the “2016 Tax Reform” enacted by the Japanese Diet on March 29, 2016, the effective statutory rate of corporate income tax will be reduced from approximately 33.9% to 31.5% starting in a corporation’s fiscal year that begins on or after April 1, 2016. The tax reform legislation also includes changes in the limitation on the use of net operating loss carryforwards from 65% to 60% of taxable income for the period between April 1, 2016 and March 31, 2017, and from 50% to 55% for the period between April 1, 2017 and March 31, 2018, respectively, and a one-year reduction in the carryforward period of certain net operating loss carryforwards from ten years to nine years for the period between April 1, 2017 and March 31, 2018. The changes in tax laws resulted in a decrease of ¥50,081 million in income tax expense for the fiscal year ended March 31, 2016.

This lower effective income tax rate also reflected a valuation allowance release of ¥65.7 billion, which reduced our valuation allowance to ¥208.3 billion as of March 31, 2016 and resulted in a 4.0 percentage point reduction in the effective income tax rate. Generally, we reduce our valuation allowance to the extent that it is more likely than not that the deferred tax assets would be realized. For the fiscal year ended March 31, 2016, we recorded the valuation allowance release primarily because the profitability of a subsidiary improved. Management considered various factors, including the subsidiary’s improved operating performance and cumulative operating results over the prior several years as well as the outlook regarding the subsidiary’s prospective operating performance, and determined that sufficient positive evidence existed as of March 31, 2016 to conclude that it was more likely than not that a portion of the subsidiary’s operating loss carryforwards reflected in our deferred tax assets would be realizable. As a result, our valuation allowance was reduced to the extent of that portion as of March 31, 2016.

The foregoing factors were offset by a 9.7 percentage point increase as a result of our recording an impairment of goodwill under U.S. GAAP, decreasing our income from continuing operations before income tax expense to ¥1,162.7 billion for the fiscal year ended March 31, 2016. Under Japanese tax law, such impairment was not deductible in computing our taxable income.

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

In addition, the lower effective income tax rate was also attributable to the effect of changes in tax law. Under the “2015 Tax Reform” enacted by the Japanese Diet on March 31, 2015, the effective statutory rate of corporate income tax was reduced from approximately 35.6% to 33.9% starting in a corporation’s fiscal year that begins on or after April 1, 2015. The tax reform legislation also includes changes in the limitation on the use of net operating loss carryforwards from 80% to 65% of taxable income for the two-year period between April 1, 2015 and March 31, 2017, and from 65% to 50% for the fiscal years beginning on or after April 1, 2017, respectively, and a one-year increase in the carryforward period of certain net operating loss carryforwards from nine years to ten years for the fiscal years beginning on or after April 1, 2017. The changes in tax laws resulted in a decrease of ¥39,966 million in income tax expense for the fiscal year ended March 31, 2015. Furthermore, the Tokyo Metropolitan Government Bureau of Taxation promulgated revisions to the local tax law in July 2015. The revisions reduced the combined normal effective statutory tax rate from approximately 33.9% as of March 31, 2015 to approximately 32.3% starting in a corporation’s fiscal year that begins on or after April 1, 2016.

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

Net income (loss) attributable to noncontrolling interests

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

We recorded net loss attributable to noncontrolling interests of ¥9.1 billion for the fiscal year ended March 31, 2016, compared to net income attributable to noncontrolling interests of ¥65.5 billion for the previous fiscal year. This decrease was mainly due to impairment of goodwill attributable to noncontrolling interests relating to Krungsri.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

We recorded net income attributable to noncontrolling interests of ¥65.5 billion for the fiscal year ended March 31, 2015, compared to ¥67.1 billion for the previous fiscal year.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared on the basis of U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision (credit) for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five business groups—Retail Banking, Corporate Banking, Trust Assets, Global, and Global Markets, each of which is treated as a business segment. These five businesses serve as the core sources of our revenue. Operations that are not covered under these five business groups, as well as the elimination of duplicated amounts of net revenues among business segments, are classified under “Other” as further described below.

The following is a brief explanation of our business segments for the fiscal year ended March 31, 2016:

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

Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUB, and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

MUB is one of the largest commercial banks in California by both total assets and total deposits. MUB provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. MUB’s parent company is MUAH, which is a bank holding company in the United States.

Krungsri is one of the major commercial banks in Thailand and provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium enterprises, and large corporations mainly in Thailand. Krungsri’s consolidated subsidiaries include a major credit card issuer, a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand. MUFG holds a 76.88% ownership interest in Krungsri through BTMU as of March 31, 2016. The amounts for this segment in the table below represent the respective amounts before taking into account the noncontrolling interest.

Global Markets Business Group—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Effective April 1, 2015, we began to include Krungsri as part of the Global Business Group, as shown in the table below.

In addition, effective April 1, 2015, we made modifications to our management accounting rules and practices to clarify the responsibility for profits of each business segment. The modifications had the following impact:

•

for the fiscal year ended March 31, 2015, reducing the operating profits of the Retail Banking Business Group, the Corporate Banking Business Group and the Trust Assets Business Group by ¥6.5 billion, ¥22.3 billion and ¥1.8 billion, respectively, and increasing the operating profits of the Global Business Group, the Global Markets Business Group and Other by ¥27.7 billion, ¥39.2 billion and ¥68.3 billion, respectively;

•

for the fiscal year ended March 31, 2014, reducing the operating profits of the Retail Banking Business Group, the Corporate Banking Business Group, the Trust Assets Business Group and the Global Business Group by ¥3.0 billion, ¥17.6 billion, ¥1.3 billion and ¥20.4 billion, respectively, and increasing the operating profits of the Global Markets Business Group and Other by ¥33.0 billion and ¥9.6 billion, respectively.

Prior period business segment information has been restated to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2014, 2015 and 2016.

Effective April 1, 2015, the Integrated Retail Banking Business Group, the Integrated Corporate Banking Business Group, the Integrated Trust Assets Business Group, the Integrated Global Business Group and the Integrated Global Markets Business Group were renamed the Retail Banking Business Group, the Corporate Banking Business Group, the Trust Assets Business Group, the Global Business Group and the Global Markets Business Group, respectively.

For further information, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

The following table set forth our business segment information for the fiscal years ended March 31, 2014, 2015 and 2016:

	Retail Banking Business Group	Corporate Banking Business Group	Trust Assets Business Group	Global Business Group				Global Markets Business Group	Other	Total
				Other than MUAH/ Krungsri	MUAH	Krungsri	Total
	(in billions)
Fiscal year ended March 31, 2014:
Net revenue:	¥1,283.6	¥912.5	¥159.0	¥540.5	¥375.9	¥—	¥916.4	¥604.7	¥(12.8)	¥3,863.4
Operating expenses	952.2	444.6	95.4	292.9	266.9	—	559.8	185.0	163.0	2,400.0

Operating profit (loss)	¥331.4	¥467.9	¥63.6	¥247.6	¥109.0	¥—	¥356.6	¥419.7	¥(175.8)	¥1,463.4

Fiscal year ended March 31, 2015:
Net revenue:	¥1,299.4	¥949.3	¥171.5	¥611.6	¥442.4	¥240.3	¥1,294.3	¥661.7	¥(11.7)	¥4,364.5
Operating expenses	958.8	454.5	103.2	365.0	306.0	123.7	794.7	204.4	185.5	2,701.1

Operating profit (loss)	¥340.6	¥494.8	¥68.3	¥246.6	¥136.4	¥116.6	¥499.6	¥457.3	¥(197.2)	¥1,663.4

Fiscal year ended March 31, 2016:
Net revenue:	¥1,259.2	¥911.2	¥172.2	¥579.7	¥437.9	¥261.6	¥1,279.2	¥633.8	¥(9.4)	¥4,246.2
Operating expenses	972.6	450.9	102.0	365.8	318.0	131.2	815.0	207.1	147.6	2,695.2

Operating profit (loss)	¥286.6	¥460.3	¥70.2	¥213.9	¥119.9	¥130.4	¥464.2	¥426.7	¥(157.0)	¥1,551.0

Note:

In January 2015, we integrated the former BTMU Bangkok branch with Krungsri. In the above table, the net revenue, operating expenses and operating profit of the former BTMU Bangkok branch for the fiscal year ended March 31, 2015 are included in the Global Business Group, but not in Krungsri. The net revenue, operating expenses and operating profit of the former BTMU Bangkok branch were ¥21.9 billion, ¥7.5 billion and ¥14.4 billion for the fiscal year ended March 31, 2015, respectively.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Retail Banking Business Group

Net revenue of the Retail Banking Business Group decreased ¥40.2 billion to ¥1,259.2 billion for the fiscal year ended March 31, 2016 from ¥1,299.4 billion for the fiscal year ended March 31, 2015. Net revenue of the Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Retail Banking Business Group. The decrease in net revenue was mainly attributable to lower net interest income from loans, such as residential loans, as both interest rate spreads and lending volumes decreased in Japan where interest rates continued to decline and the competition in the housing loan market continued to intensify. Fee income also decreased, particularly in the commercial banking and securities subsidiaries, primarily because of lower sales in investment financial instruments such as mutual funds.

Operating expenses of the Retail Banking Business Group increased ¥13.8 billion to ¥972.6 billion for the fiscal year ended March 31, 2016 from ¥958.8 billion for the fiscal year ended March 31, 2015.

Operating profit of the Retail Banking Business Group decreased ¥54.0 billion to ¥286.6 billion for the fiscal year ended March 31, 2016 from ¥340.6 billion for the fiscal year ended March 31, 2015.

Corporate Banking Business Group

Net revenue of the Corporate Banking Business Group decreased ¥38.1 billion to ¥911.2 billion for the fiscal year ended March 31, 2016 from ¥949.3 billion for the fiscal year ended March 31, 2015. Net revenue of the Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Corporate Banking Business Group. The lower net revenue was mainly due to a decrease in net interest income relating to corporate lending due to reduced interest rate spreads reflecting lower market interest rates, as well as a decrease in fee income from the investment banking businesses such as structured financing in our banking subsidiaries. These decreases were offset in part by increased fee income from the primary business, such as underwriting of equity and debt securities, in our securities subsidiaries.

Operating expenses of the Corporate Banking Business Group decreased ¥3.6 billion to ¥450.9 billion for the fiscal year ended March 31, 2016 from ¥454.5 billion for the fiscal year ended March 31, 2015. This decrease was mainly due to the reduced headcount in domestic branches and the reduced administrative costs through the implementation of a new system designed to improve the efficiency of daily administrative operations through enhanced collaboration among group companies.

Operating profit of the Corporate Banking Business Group decreased ¥34.5 billion to ¥460.3 billion for the fiscal year ended March 31, 2016 from ¥494.8 billion for the fiscal year ended March 31, 2015.

Trust Assets Business Group

Net revenue of the Trust Assets Business Group increased ¥0.7 billion to ¥172.2 billion for the fiscal year ended March 31, 2016 from ¥171.5 billion for the fiscal year ended March 31, 2015. Net revenue of the Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. Net revenue of Trust Assets Business Group increased mainly due to an increase in income from the fund administration and custody services globally.

Operating expenses of the Trust Assets Business Group decreased ¥1.2 billion to ¥102.0 billion for the fiscal year ended March 31, 2016 from ¥103.2 billion for the fiscal year ended March 31, 2015.

Operating profit of the Trust Assets Business Group increased ¥1.9 billion to ¥70.2 billion for the fiscal year ended March 31, 2016 from ¥68.3 billion for the fiscal year ended March 31, 2015.

Global Business Group

Net revenue of the Global Business Group decreased ¥15.1 billion to ¥1,279.2 billion for the fiscal year ended March 31, 2016 from ¥1,294.3 billion for the fiscal year ended March 31, 2015. Net revenue of the Global Business Group mainly consists of revenues from commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. Net revenue of the Global Business Group was adversely affected by decreases in revenues in China, where the economic growth decelerated, in ASEAN, where economic conditions were negatively impacted by the economic slowdown in China and declining oil and other commodity prices. Net revenue of the Global Business Group was also negatively affected by the appreciation of the Japanese yen against other major currencies. These negative effects were partially offset by increased fees from our investment banking and advisory services relating to M&A transactions in the United States and the EMEA regions. Krungsri’s net revenue also increased mainly due to the expanded scope and volume of its business as a result of its integration with BTMU’s Bangkok branch and lower market interest rates that enabled Krungsri to reduce its funding costs.

Operating expenses of the Global Business Group increased ¥20.3 billion to ¥815.0 billion for the fiscal year ended March 31, 2016 from ¥794.7 billion for the fiscal year ended March 31, 2015, mainly due to increases in salaries in foreign branches of our commercial banking and securities subsidiaries for global financial regulatory compliance purposes, as well as higher costs for enhancing our global financial regulatory compliance system.

Operating profit of the Global Business Group decreased ¥35.4 billion to ¥464.2 billion for the fiscal year ended March 31, 2016 from ¥499.6 billion for the fiscal year ended March 31, 2015.

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥27.9 billion to ¥633.8 billion for the fiscal year ended March 31, 2016 from ¥661.7 billion for the fiscal year ended March 31, 2015. This decrease was mainly attributable to higher costs of hedging our exposures relating to our foreign currency denominated bond investment portfolio.

Operating expenses of the Global Markets Business Group increased ¥2.7 billion to ¥207.1 billion for the fiscal year ended March 31, 2016 from ¥204.4 billion for the fiscal year ended March 31, 2015.

Operating profit of the Global Markets Business Group decreased ¥30.6 billion to ¥426.7 billion for the fiscal year ended March 31, 2016 from ¥457.3 billion for the fiscal year ended March 31, 2015.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Retail Banking Business Group

Net revenue of the Retail Banking Business Group increased ¥15.8 billion to ¥1,299.4 billion for the fiscal year ended March 31, 2015 from ¥1,283.6 billion for the fiscal year ended March 31, 2014. Net revenue of the Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Retail Banking Business Group. The increase in net revenue was mainly due to increases in volumes of consumer finance products and sales of financial products such as insurance products, despite the negative impact of lower interest income from loans such as residential loans due to lower interest rates and decreased volumes in the zero-interest rate and competitive housing market environment.

Operating expenses of the Retail Banking Business Group increased ¥6.6 billion to ¥958.8 billion for the fiscal year ended March 31, 2015 from ¥952.2 billion for the fiscal year ended March 31, 2014.

Operating profit of the Retail Banking Business Group increased ¥9.2 billion to ¥340.6 billion for the fiscal year ended March 31, 2015 from ¥331.4 billion for the fiscal year ended March 31, 2014.

Corporate Banking Business Group

Net revenue of the Corporate Banking Business Group increased ¥36.8 billion to ¥949.3 billion for the fiscal year ended March 31, 2015 from ¥912.5 billion for the fiscal year ended March 31, 2014. Net revenue of the Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Corporate Banking Business Group. The increase in net revenue was mainly from the investment banking businesses such as structured financing in our banking subsidiaries and from the primary and secondary businesses in our securities subsidiaries, reflecting improved market conditions in and outside of Japan.

Operating expenses of the Corporate Banking Business Group increased ¥9.9 billion to ¥454.5 billion for the fiscal year ended March 31, 2015 from ¥444.6 billion for the fiscal year ended March 31, 2014.

Operating profit of the Corporate Banking Business Group increased ¥26.9 billion to ¥494.8 billion for the fiscal year ended March 31, 2015 from ¥467.9 billion for the fiscal year ended March 31, 2014.

Trust Assets Business Group

Net revenue of the Trust Assets Business Group increased ¥12.5 billion to ¥171.5 billion for the fiscal year ended March 31, 2015 from ¥159.0 billion for the fiscal year ended March 31, 2014. Net revenue of the Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. Improvements in market conditions since the introduction of “Abenomics” continued to have a positive impact on the businesses of the Trust Assets Business Group.

Operating expenses of the Trust Assets Business Group increased ¥7.8 billion to ¥103.2 billion for the fiscal year ended March 31, 2015 from ¥95.4 billion for the fiscal year ended March 31, 2014.

Operating profit of the Trust Assets Business Group increased ¥4.7 billion to ¥68.3 billion for the fiscal year ended March 31, 2015 from ¥63.6 billion for the fiscal year ended March 31, 2014.

Global Business Group

Net revenue of the Global Business Group increased ¥377.9 billion to ¥1,294.3 billion for the fiscal year ended March 31, 2015 from ¥916.4 billion for the fiscal year ended March 31, 2014. Net revenue of the Global Business Group mainly consists of revenues from commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue mainly came from increases in fees and commissions income and interest income from loans to both Japanese and non-Japanese companies in Asia and the Americas. The depreciation of the Japanese yen, mainly against the U.S. dollar, also contributed to the increase in net revenue of the Global Business Group.

Operating expenses of the Global Business Group increased ¥234.9 billion to ¥794.7 billion for the fiscal year ended March 31, 2015 from ¥559.8 billion for the fiscal year ended March 31, 2014 mainly due to increases in salaries in foreign branches of our commercial banking and securities subsidiaries, the cost for enhancing our global financial regulatory compliance system and the depreciation of the Japanese yen against other major currencies.

Operating profit of the Global Business Group increased ¥143.0 billion to ¥499.6 billion for the fiscal year ended March 31, 2015 from ¥356.6 billion for the fiscal year ended March 31, 2014.

In December 2013, BTMU acquired a controlling interest in Krungsri. Accordingly, no business segment information was stated for the fiscal year ended March 31, 2014 in the above table.

Global Markets Business Group

Net revenue of the Global Markets Business Group increased ¥57.0 billion to ¥661.7 billion for the fiscal year ended March 31, 2015 from ¥604.7 billion for the fiscal year ended March 31, 2014. This increase was mainly due to higher capital gains, in the strategic investment business in our commercial and trust banking subsidiaries, reflecting improved stock prices in major markets, and higher gains in the sales and trading business in our commercial banking and security subsidiaries, reflecting higher volatility in the financial markets.

Operating expenses of the Global Markets Business Group increased ¥19.4 billion to ¥204.4 billion for the fiscal year ended March 31, 2015 from ¥185.0 billion for the fiscal year ended March 31, 2014, primarily due to an increase in salaries, including performance-based bonuses in our overseas securities subsidiaries, reflecting increased market activities.

Operating profit of the Global Markets Business Group increased ¥37.6 billion to ¥457.3 billion for the fiscal year ended March 31, 2015 from ¥419.7 billion for the fiscal year ended March 31, 2014.

Geographic Segment Analysis

The table below sets forth our total revenue, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2014, 2015 and 2016. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations to the relevant foreign geographical areas. Certain charges, such as most impairment charges on goodwill, are recognized as domestic expenses. For further information, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥3,110.1	¥3,016.4	¥2,995.6

Foreign:
United States of America	219.0	715.5	800.7
Europe	155.0	521.4	326.4
Asia/Oceania excluding Japan	569.0	1,087.4	981.1
Other areas(1)	290.3	399.0	309.6

Total foreign	1,233.3	2,723.3	2,417.8

Total	¥4,343.3	¥5,739.7	¥5,413.4

Income (loss) before income tax expense (benefit):
Domestic	¥1,157.8	¥1,003.4	¥494.1

Foreign:
United States of America	(207.1)	200.2	58.8
Europe	11.6	354.5	120.9
Asia/Oceania excluding Japan	253.8	414.4	319.2
Other areas(1)	204.3	290.2	169.7

Total foreign	262.6	1,259.3	668.6

Total	¥1,420.4	¥2,262.7	¥1,162.7

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥859.8	¥410.7	¥185.4

Foreign:
United States of America	(131.5)	187.3	173.4
Europe	6.5	309.8	162.6
Asia/Oceania excluding Japan	149.4	358.6	196.7
Other areas(1)	131.2	264.7	84.2

Total foreign	155.6	1,120.4	616.9

Total	¥1,015.4	¥1,531.1	¥802.3

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Domestic net income attributable to Mitsubishi UFJ Financial Group decreased ¥225.3 billion to ¥185.4 billion for the fiscal year ended March 31, 2016 from ¥410.7 billion for the fiscal year ended March 31, 2015. This was mainly due to the impairment losses on goodwill relating to the Krungsri reporting unit and the reporting unit other than MUAH and Krungsri within the Global Business Group segment and a portion of the impairment loss on goodwill relating to a reporting unit within the Trust Assets Business Group segment, as well as lower interest income from the domestic loan business, and an increase in provision for credit losses during the fiscal year ended March 31, 2016.

Foreign net income attributable to Mitsubishi UFJ Financial Group decreased ¥503.5 billion to ¥616.9 billion for the fiscal year ended March 31, 2016 from ¥1,120.4 billion for the fiscal year ended March 31, 2015. The decrease in foreign net income was due to lower net income in Europe, Asia and other areas excluding the United States. The decrease in EMEA was mainly due to lower net trading profits from foreign bonds accounted for under the fair value option and interest rate derivatives, mainly reflecting the rapid increases in interest rates in Europe in May and June 2015. The decrease in Asia reflected the decelerated economic growth in China, and the stagnant economic conditions in ASEAN which were negatively impacted by the economic slowdown in China and declining oil and other commodity prices. The appreciation of the Japanese yen against the U.S. dollar and other major currencies also resulted in a decrease in the translated Japanese yen amount of net income. These decreases were partially offset by higher net income in the United States due to larger profits from the project finance business.

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

Foreign net income attributable to Mitsubishi UFJ Financial Group increased ¥964.8 billion to ¥1,120.4 billion for the fiscal year ended March 31, 2015 from ¥155.6 billion for the fiscal year ended March 31, 2014. The increase in foreign net income was mainly due to an increase in net income in Europe, reflecting higher fair values of foreign currency denominated bonds related to the fair value option, including German and French government bonds, as our banking subsidiaries increased their holdings of such bonds and interest rates decreased in the region where economic conditions remained stagnant. The increase in foreign net income in the United States and Asia reflected increases in the loan balance of MUAH and Krungsri, and increases in lending interest rates in these regions.

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

The average exchange rate for the fiscal year ended March 31, 2016 was ¥120.14 per U.S.$1.00, compared to the average exchange rate of ¥109.93 per U.S.$1.00 for the previous fiscal year. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2015 was ¥121.05 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2014 of ¥105.85 per U.S.$1.00.

The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥165.5 billion, net interest income by ¥99.6 billion and income before income tax expense by ¥37.1 billion, respectively, for the fiscal year ended March 31, 2016.

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

Financial Condition

Total Assets

Our total assets as of March 31, 2016 were ¥292.57 trillion, an increase of ¥11.68 trillion from ¥280.89 trillion as of March 31, 2015. The increase in total assets mainly reflected increases in cash and due from banks of ¥5.31 trillion, interest-earning deposits in other banks of ¥3.66 trillion, trading account assets of ¥3.93 trillion, and loans (before allowance for credit losses) of ¥4.52 trillion, which were partially offset by a decrease in total investment securities of ¥6.56 trillion.

The following table shows our total assets as of March 31, 2015 and 2016 by geographic region based principally on the domicile of the obligors:

	As of March 31,
	2015	2016
	(in trillions)
Japan	¥169.28	¥177.00
Foreign:
United States	46.33	52.72
Europe	27.72	26.19
Asia/Oceania excluding Japan	26.19	25.02
Other areas(1)	11.37	11.64

Total foreign	111.61	115.57

Total	¥280.89	¥292.57

Note:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the exchange rates of the Japanese yen against the U.S. dollar and other foreign currencies. Foreign assets are denominated primarily in U.S. dollars. The Japanese yen amount of foreign currency-denominated assets decreased as the relevant foreign exchange rates depreciated against the Japanese yen. For example, as of March 31, 2016 the exchange rate was ¥112.68 per U.S.$1.00, as compared with ¥120.17 as of March 31, 2015. This appreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2015 and March 31, 2016 resulted in a ¥5.92 trillion decrease in the Japanese yen amount of our total assets as of March 31, 2016.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2015 and 2016, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	As of March 31,
	2015	2016
	(in billions)
Domestic:
Manufacturing	¥11,703.4	¥12,158.6
Construction	977.9	913.2
Real estate	10,911.2	11,175.1
Services	2,684.4	2,503.4
Wholesale and retail	8,345.5	7,891.4
Banks and other financial institutions(1)	4,330.0	5,146.9
Communication and information services	1,527.8	1,509.9
Other industries	12,674.0	14,739.8
Consumer	16,720.6	16,397.6

Total domestic	69,874.8	72,435.9

Foreign:
Governments and official institutions	1,052.1	1,125.0
Banks and other financial institutions(1)	11,973.0	13,654.4
Commercial and industrial	29,593.2	30,056.5
Other	6,065.8	5,818.7

Total foreign	48,684.1	50,654.6

Unearned income, unamortized premium—net and deferred loan fees—net	(293.7)	(299.5)

Total(2)	¥118,265.2	¥122,791.0

Notes:
(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥88.9 billion and ¥100.9 billion as of March 31, 2015 and 2016, respectively, which are carried at the lower of cost or fair value.

Loans are one of our main uses of funds. For the fiscal year ended March 31, 2016, the average balance of loans was ¥121.08 trillion, accounting for 47.9% of the average total interest-earning assets, compared to ¥114.02 trillion, representing 48.1% of the average total interest-earning assets, for the previous fiscal year. As of March 31, 2016, our total loans were ¥122.79 trillion, accounting for 42.0% of total assets, compared to ¥118.27 trillion, accounting for 42.1% of total assets as of March 31, 2015. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, between March 31, 2015 and March 31, 2016, domestic loans decreased from 58.9% to 58.8%, while foreign loans increased from 41.1% to 41.2%.

Our domestic loan balance increased ¥2.56 trillion, or 3.7%, between March 31, 2015 and March 31, 2016. This was mainly due to an increase in loans to national government institutions, which are included in the other industries category, whose funding needs grew as government spending increased.

Our foreign loan balance increased ¥1.97 trillion, or 4.0%, between March 31, 2015 and March 31, 2016. This was mainly due to increased lending activity in the Americas, particularly in the United States, where economic conditions continued to improve at a moderate pace and lending volumes increased with respect to U.S. non-bank finance companies, including U.S. subsidiaries of Japanese manufacturing, securities and insurance companies.

Changes in the allowance for credit losses and provision (credit) for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2015 and 2016:

Fiscal year ended March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥876.9	¥116.9	¥40.6	¥60.0	¥—	¥1,094.4
Provision (credit) for credit losses	22.6	(30.9)	2.6	(1.9)	94.6	87.0
Charge-offs	119.2	13.8	10.8	5.3	28.0	177.1
Recoveries	19.0	0.2	3.3	4.0	—	26.5

Net charge-offs	100.2	13.6	7.5	1.3	28.0	150.6
Others(1)	8.4	—	—	8.0	8.3	24.7

Balance at end of fiscal year	¥807.7	¥72.4	¥35.7	¥64.8	¥74.9	¥1,055.5

Fiscal year ended March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥807.7	¥72.4	¥35.7	¥64.8	¥74.9	¥1,055.5
Provision (credit) for credit losses	117.1	(9.5)	0.9	47.4	76.0	231.9
Charge-offs	116.6	6.7	8.3	5.7	61.5	198.8
Recoveries	21.1	2.4	2.9	2.4	13.0	41.8

Net charge-offs	95.5	4.3	5.4	3.3	48.5	157.0
Others(1)	(12.7)	—	—	(0.5)	(6.1)	(19.3)

Balance at end of fiscal year	¥816.6	¥58.6	¥31.2	¥108.4	¥96.3	¥1,111.1

Notes:
(1)	Others are principally comprised of gains or losses from foreign exchange translation.
(2)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit losses was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit losses was stated at the beginning of the fiscal year ended March 31, 2015 in the above table.

We recorded ¥231.9 billion of provision for credit losses for the fiscal year ended March 31, 2016, compared to ¥87.0 billion for the previous fiscal year. Significant trends in each portfolio segment are discussed below.

Commercial segment—Declining oil and other commodity prices resulted in deterioration of the credit quality of many borrowers in the energy sector. In addition, a large borrower in the domestic electronics manufacturing industry and its overseas subsidiaries experienced further deterioration in its business and financial performance. In light of these and other factors, we recorded a larger provision for credit losses compared to the previous fiscal year.

Residential segment—The stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. This trend resulted in an overall improvement in the credit quality of our residential loan portfolio. In light of this improvement and other factors, we continued to record credit for credit losses.

Card segment—We continued to apply refined borrower screening, which we had originally implemented in June 2010 under regulatory reforms in the consumer finance industry. In addition, the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. These factors resulted in an overall improvement in the credit quality of our card loan portfolio. In light of this improvement and other factors, we recorded a smaller provision for credit losses compared to the previous fiscal year.

MUAH segment—Declining oil and gas prices resulted in deterioration of the credit quality of many borrowers in the oil and gas sector of MUAH’s loan portfolio, particularly borrowers engaged in the petroleum exploration and production business. In light of this and other factors, we recorded a larger provision for credit losses compared to the previous fiscal year.

Krungsri segment—Stagnant economic conditions in Thailand negatively impacted the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio. In light of these factors, we recorded an additional provision for credit losses.

Charge-offs for the fiscal year ended March 31, 2016 were ¥198.8 billion, an increase of ¥21.7 billion from ¥177.1 billion for the previous fiscal year. This was primarily due to an increase in charge-offs in the small and medium-sized enterprise portfolio in the Krungsri segment.

Our total allowance for credit losses as of March 31, 2016 was ¥1,111.1 billion, an increase of ¥55.6 billion from ¥1,055.5 billion as of March 31, 2015, as we recorded a provision for credit losses of ¥231.9 billion while we had net charge-offs of ¥157.0 billion for the fiscal year ended March 31, 2016. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

Allowance policy

We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for loan losses into five portfolio segments—Commercial, Residential, Card, MUAH and Krungsri.

Effective April 1, 2015, the Krungsri segment includes BTMU’s Bangkok branch, which was previously included in the foreign excluding MUAH and Krungsri category in the Commercial segment. Accordingly, the methodologies used to estimate the allowance for losses with respect to BTMU’s Bangkok branch was changed from those applied to the Commercial segment to those applied to the Krungsri segment. The allowance for credit losses with respect to BTMU’s Bangkok branch was not material as of March 31, 2015.

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

During the fiscal year ended March 31, 2016, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2015 and 2016 are shown below:

As of March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥516.1	¥49.3	¥25.7	¥4.2	¥7.5	¥602.8
Collectively evaluated for impairment	269.3	21.3	9.9	60.2	66.9	427.6
Loans acquired with deteriorated credit quality	22.3	1.8	0.1	0.4	0.5	25.1

Total	¥807.7	¥72.4	¥35.7	¥64.8	¥74.9	¥1,055.5

Loans:
Individually evaluated for impairment	¥1,317.5	¥167.1	¥90.1	¥60.7	¥31.9	¥1,667.3
Collectively evaluated for impairment	88,833.2	14,366.0	462.5	9,171.9	3,788.9	116,622.5
Loans acquired with deteriorated credit quality	56.0	13.4	12.0	62.2	36.5	180.1

Total(1)	¥90,206.7	¥14,546.5	¥564.6	¥9,294.8	¥3,857.3	¥118,469.9

As of March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥642.8	¥39.2	¥21.3	¥13.4	¥14.4	¥731.1
Collectively evaluated for impairment	159.8	17.9	9.9	94.9	81.8	364.3
Loans acquired with deteriorated credit quality	14.0	1.5	0.0	0.1	0.1	15.7

Total	¥816.6	¥58.6	¥31.2	¥108.4	¥96.3	¥1,111.1

Loans:
Individually evaluated for impairment	¥1,347.7	¥140.5	¥78.7	¥100.5	¥43.6	¥1,711.0
Collectively evaluated for impairment	92,698.5	14,085.2	503.7	9,257.8	4,608.6	121,153.8
Loans acquired with deteriorated credit quality	40.4	11.0	11.5	39.8	22.1	124.8

Total(1)	¥94,086.6	¥14,236.7	¥593.9	¥9,398.1	¥4,674.3	¥122,989.6

Note:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Our total allowance for credit losses as of March 31, 2016 was ¥1,111.1 billion, an increase of ¥55.6 billion from ¥1,055.5 billion as of March 31, 2015. The total allowance for credit losses represented 0.90% of the total loan balance as of March 31, 2016, compared to 0.89% as of March 31, 2015. Significant trends in each portfolio segment are discussed below.

Commercial segment—The total allowance for this segment increased ¥8.9 billion between March 31, 2015 and March 31, 2016. The allowance for credit losses for loans individually evaluated for impairment increased ¥126.7 billion, while the allowance for credit losses for loans collectively evaluated for impairment decreased ¥109.5 billion between March 31, 2015 and March 31, 2016. This increase and decrease mainly reflected the downgrade of the loans to a large borrower in the domestic electronics manufacturing industry that experienced further deterioration of its business and financial performance. Other than the one specific large exposure, the stable corporate environment had a positive effect on the overall credit quality of our commercial loan portfolio. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2016 was 0.87%, compared to 0.90% as of March 31, 2015.

Residential segment—The total allowance for this segment decreased ¥13.8 billion between March 31, 2015 and March 31, 2016. The stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. As a substantial number of borrowers became current with their payments, nonaccrual loans decreased ¥15.8 billion, or 16.5%, between March 31, 2015 and 2016. This had a positive effect on the credit quality of our residential loan portfolio, resulting in ¥9.5 billion of credit for credit losses. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2016 was 0.41%, compared to 0.50% as of March 31, 2015.

Card segment—The total allowance for this segment decreased ¥4.5 billion between March 31, 2015 and March 31, 2016. As a substantial number of borrowers became current with their payments, nonaccrual loans decreased ¥4.4 billion, or 6.6%, between March 31, 2015 and March 31, 2016. The continued application of our refined borrower screening and higher income for borrowers in the stable corporate environment had a positive effect on the credit quality of our card loan portfolio. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2016 was 5.25%, compared to 6.32% as of March 31, 2015.

MUAH segment—The total allowance for this segment increased ¥43.6 billion between March 31, 2015 and March 31, 2016. The deterioration in the credit quality of the oil and gas sector, which was adversely affected by declining oil and other commodity prices, had a negative impact on this segment, with nonaccrual loans increasing ¥21.4 billion, or 47.5%, between March 31, 2015 and March 31, 2016. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2016 was 1.15%, compared to 0.70% as of March 31, 2015.

Krungsri segment—The total allowance for this segment increased ¥21.4 billion between March 31, 2015 and March 31, 2016. Stagnant economic conditions in Thailand negatively impacted the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2016 was 2.06%, compared to 1.94% as of March 31, 2015.

Allowance for off-balance sheet credit instruments

We maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is included in other liabilities. We have adopted for such instruments the same methodology as that which is used in determining the allowance for credit losses on loans.

The allowance for credit losses on off-balance sheet credit instruments was ¥72.6 billion as of March 31, 2016, a decrease of ¥0.7 billion from ¥73.3 billion as of March 31, 2015.

Sales of nonperforming loans

The following table presents comparative data relating to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2015	¥14.9	¥6.8	¥8.1	¥(3.3)
For the fiscal year ended March 31, 2016	¥13.1	¥4.5	¥8.6	¥(3.7)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

While we originate various types of loans to corporate and individual borrowers in Japan and overseas in the normal course of business, we dispose of nonperforming loans in order to improve our loan quality. Most of such nonperforming loans were disposed of by sales to third parties without any continuing involvement.

Through the sale of nonperforming loans to third parties, gains or losses may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers.

In connection with the sale of loans, including performing loans, we recorded net gains of ¥15.3 billion and ¥12.1 billion for the fiscal years ended March 31, 2015 and 2016, respectively.

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

Nonaccrual loans

The following table shows information about the nonaccrual status of loans by class as of March 31, 2015 and 2016:

	As of March 31,
	2015	2016
	(in billions)
Commercial
Domestic	¥514.0	¥702.9
Manufacturing	118.9	372.8
Construction	20.1	15.2
Real estate	77.0	60.1
Services	54.2	40.5
Wholesale and retail	158.0	132.0
Banks and other financial institutions	5.7	0.7
Communication and information services	23.2	20.3
Other industries	18.6	29.2
Consumer	38.3	32.1
Foreign-excluding MUAH and Krungsri	96.9	189.8
Residential	95.6	79.8
Card	67.0	62.6
MUAH	45.2	66.6
Krungsri	68.1	85.3

Total(1)	¥886.8	¥1,187.0

Note:

(1)	The above table does not include loans held for sale of ¥0.6 billion and ¥0.4 billion as of March 31, 2015 and 2016, respectively, and loans acquired with deteriorated credit quality of ¥26.2 billion and ¥12.8 billion as of March 31, 2015 and 2016, respectively.

Total nonaccrual loans increased ¥300.2 billion between March 31, 2015 and March 31, 2016. Significant trends in each portfolio segment are discussed below.

Commercial segment—Nonaccrual loans in the domestic commercial category increased ¥188.9 billion between March 31, 2015 and March 31, 2016. This increase was primarily attributable to a downgrade of the internal borrower rating assigned to a large borrower in the domestic electronics manufacturing industry that experienced further deterioration in its business and financial performance, resulting in the transfer of the loans to the borrower from accrual status to nonaccrual status. Nonaccrual loans in the foreign excluding MUAH and

Krungsri category increased ¥92.9 billion due to the transfer from accrual status to nonaccrual status of the loans to overseas subsidiaries of the same large borrower as well as loans to borrowers in the energy sector, which was adversely affected by declining oil and other commodity prices.

Residential segment—Nonaccrual loans in the segment decreased ¥15.8 billion between March 31, 2015 and March 31, 2016 primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers who became current with their payments as the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment.

Card segment—Nonaccrual loans in the segment decreased ¥4.4 billion between March 31, 2015 and March 31, 2016, as a substantial number of borrowers became current with their payments. The continued application of our refined borrower screening and higher income for borrowers in the stable corporate environment had a positive effect on the credit quality of our card loan portfolio.

MUAH segment—Nonaccrual loans in the segment increased ¥21.4 billion between March 31, 2015 and March 31, 2016 primarily as a result of the transfer from the pass and special mention categories to the classified category of loans to borrowers in the oil and gas sector, which was negatively impacted by declining oil and other commodity prices.

Krungsri segment—Nonaccrual loans in the segment increased ¥17.2 billion between March 31, 2015 and March 31, 2016 primarily because the credit quality of the small and medium-sized enterprise loan portfolio and the retail and consumer finance loan portfolio was adversely affected by the stagnant economic conditions in Thailand.

Troubled debt restructurings

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2015 and 2016:

	As of March 31,
	2015	2016
	(in billions)
Commercial(1)
Domestic	¥611.4	¥353.6
Manufacturing	348.9	133.5
Construction	12.9	10.5
Real estate	63.5	46.2
Services	45.2	43.9
Wholesale and retail	108.5	95.7
Banks and other financial institutions	0.7	0.0
Communication and information services	9.6	6.9
Other industries	9.5	7.7
Consumer	12.6	9.2
Foreign-excluding MUAH and Krungsri	97.0	103.6
Residential(1)	71.5	60.6
Card(2)	90.7	79.3
MUAH(2)	56.3	98.9
Krungsri(2)	19.9	26.4

Total	¥946.8	¥722.4

Notes:
(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2015 and 2016 are nonaccrual TDRs as follows: ¥46.0 billion and ¥41.4 billion—Card; ¥22.2 billion and ¥49.2 billion—MUAH; and ¥7.1 billion and ¥13.8 billion—Krungsri, respectively.

Total TDRs decreased ¥224.4 billion between March 31, 2015 and March 31, 2016. Significant trends in each portfolio segment are discussed below.

Commercial segment—TDRs in the domestic commercial category decreased ¥257.8 billion between March 31, 2015 and March 31, 2016. This decrease was primarily attributable to the transfer from accrual TDR status to nonaccrual TDR status of the loans to a large borrower in the domestic electronics manufacturing industry that experienced further deterioration in its business and financial performance. Moreover, this decrease was also attributable to the repayments by a number of borrowers in the domestic Manufacturing, Real estate, and Wholesale and retail categories.

Residential segment—TDRs in the segment decreased ¥10.9 billion between March 31, 2015 and March 31, 2016 primarily as a result of repayments of loans classified as TDRs. The stable corporate environment contributed to higher income for borrowers in the segment.

Card segment—TDRs in the segment decreased ¥11.4 billion between March 31, 2015 and March 31, 2016 mainly due to repayments of loans classified as TDRs pursuant to their respective restructured terms.

MUAH segment—TDRs in the segment increased ¥42.6 billion between March 31, 2015 and March 31, 2016. The increase was primarily because we provided concessions to some borrowers in the oil and gas industry that began to experience significant deterioration in their financial performance.

Krungsri segment—TDRs in the segment increased ¥6.5 billion between March 31, 2015 and March 31, 2016. The increase was primarily because we provided concessions to some borrowers in the small and medium-sized enterprise loan portfolio and the retail and consumer finance loan portfolio, which were adversely affected by the stagnant economic conditions in Thailand.

In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. In the Commercial and Residential segments, once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

The primary type of concessions we granted to loans in the Commercial, Residential and Krungsri segments during the fiscal year ended March 31, 2016 were extensions of the stated maturity dates. During the same fiscal year, reductions in the stated rates were the primary type of concessions we granted to loans in the Card segment, and payment deferrals were the primary type of concessions we granted to loans in the MUAH segment.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following table shows information about impaired loans by class as of March 31, 2015 and 2016:

	As of March 31, 2015
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥890.9	¥234.2	¥1,125.1	¥1,174.9	¥424.5
Manufacturing	420.9	46.9	467.8	478.4	178.9
Construction	21.0	12.0	33.0	33.9	11.5
Real estate	90.7	49.7	140.4	150.0	32.3
Services	74.5	24.7	99.2	105.4	38.1
Wholesale and retail	205.4	61.1	266.5	277.1	120.9
Banks and other financial institutions	5.9	0.5	6.4	6.8	5.1
Communication and information services	21.4	11.4	32.8	34.1	13.9
Other industries	20.5	7.6	28.1	30.0	12.6
Consumer	30.6	20.3	50.9	59.2	11.2
Foreign-excluding MUAH and Krungsri	192.3	0.1	192.4	192.4	91.6
Loans acquired with deteriorated credit quality	12.1	—	12.1	23.8	3.3
Residential	160.3	9.5	169.8	209.0	50.0
Card	90.1	0.6	90.7	102.1	25.7
MUAH	39.5	21.2	60.7	70.5	4.2
Krungsri	24.1	11.9	36.0	43.2	8.0

Total(3)	¥1,409.3	¥277.5	¥1,686.8	¥1,815.9	¥607.3

	As of March 31, 2016
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥815.2	¥241.2	¥1,056.4	¥1,101.6	¥467.8
Manufacturing	420.4	85.9	506.3	514.1	283.7
Construction	16.7	8.9	25.6	26.6	7.8
Real estate	67.5	38.9	106.4	113.9	17.1
Services	62.3	22.1	84.4	90.7	27.6
Wholesale and retail	175.0	52.7	227.7	239.7	88.0
Banks and other financial institutions	0.5	0.2	0.7	0.7	0.5
Communication and information services	17.0	10.1	27.1	28.3	11.3
Other industries	30.7	6.2	36.9	38.8	24.5
Consumer	25.1	16.2	41.3	48.8	7.3
Foreign-excluding MUAH and Krungsri	285.3	6.0	291.3	305.0	175.0
Loans acquired with deteriorated credit quality	11.4	—	11.4	21.4	3.3
Residential	133.5	8.5	142.0	173.8	39.6
Card	78.8	0.5	79.3	88.6	21.3
MUAH	68.5	32.0	100.5	108.1	13.4
Krungsri	27.8	16.5	44.3	49.9	14.5

Total(3)	¥1,420.5	¥304.7	¥1,725.2	¥1,848.4	¥734.9

Notes:

(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans as of March 31, 2015 and 2016 are accrual TDRs as follows: ¥708.4 billion and ¥457.2 billion—Commercial; ¥71.5 billion and ¥60.6 billion—Residential; ¥44.7 billion and ¥37.9 billion—Card; ¥34.1 billion and ¥49.6 billion—MUAH; and ¥8.5 billion and ¥8.5 billion—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.6 billion and ¥0.4 billion as of March 31, 2015 and 2016, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2015 and 2016:

	Fiscal years ended March 31,
	2015		2016
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,181.9	¥23.2	¥1,066.6	¥16.6
Manufacturing	440.3	8.3	464.2	5.5
Construction	38.9	0.9	29.6	0.7
Real estate	170.5	3.2	123.2	2.2
Services	115.4	2.7	91.3	2.0
Wholesale and retail	283.2	5.4	249.7	4.3
Banks and other financial institutions	7.2	0.1	4.0	0.1
Communication and information services	35.2	0.8	29.5	0.7
Other industries	35.2	0.7	29.0	0.3
Consumer	56.0	1.1	46.1	0.8
Foreign-excluding MUAH and Krungsri	183.7	3.2	230.0	3.2
Loans acquired with deteriorated credit quality	14.7	0.7	11.5	0.5
Residential	187.6	4.2	154.8	2.9
Card	97.2	4.2	85.0	3.3
MUAH	59.7	2.0	72.0	1.6
Krungsri	18.8	0.6	40.0	2.3

Total	¥1,743.6	¥38.1	¥1,659.9	¥30.4

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2015 and 2016:

As of March 31, 2015:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥51,408.6	¥2,782.4	¥514.0	¥54,705.0
Manufacturing	10,523.0	1,049.4	118.9	11,691.3
Construction	887.0	70.0	20.1	977.1
Real estate	10,101.7	559.1	76.9	10,737.7
Services	2,383.1	235.5	54.2	2,672.8
Wholesale and retail	7,583.0	583.0	157.9	8,323.9
Banks and other financial institutions	4,313.4	10.6	5.7	4,329.7
Communication and information services	1,449.7	54.5	23.2	1,527.4
Other industries	12,504.6	147.5	18.7	12,670.8
Consumer	1,663.1	72.8	38.4	1,774.3
Foreign-excluding MUAH and Krungsri	34,355.6	990.5	99.6	35,445.7
Loans acquired with deteriorated credit quality	20.9	28.4	6.7	56.0

Total	¥85,785.1	¥3,801.3	¥620.3	¥90,206.7

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,449.1	¥97.4	¥14,546.5
Card	¥497.0	¥67.6	¥564.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,820.9	¥32.7	¥5,229.7	¥76.7	¥80.9	¥9,240.9

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥3,653.9	¥118.2	¥85.2	¥3,857.3

As of March 31, 2016:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥54,765.8	¥2,077.0	¥703.1	¥57,545.9
Manufacturing	11,129.3	602.1	373.0	12,104.4
Construction	842.1	55.3	15.2	912.6
Real estate	10,540.3	461.3	60.1	11,061.7
Services	2,232.9	216.3	40.5	2,489.7
Wholesale and retail	7,226.2	523.8	132.0	7,882.0
Banks and other financial institutions	5,133.4	12.7	0.7	5,146.8
Communication and information services	1,432.2	51.5	20.3	1,504.0
Other industries	14,611.1	96.5	29.2	14,736.8
Consumer	1,618.3	57.5	32.1	1,707.9
Foreign-excluding MUAH and Krungsri	35,202.1	1,102.4	195.8	36,500.3
Loans acquired with deteriorated credit quality	18.3	16.1	6.0	40.4

Total	¥89,986.2	¥3,195.5	¥904.9	¥94,086.6

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,156.0	¥80.7	¥14,236.7
Card	¥530.9	¥63.0	¥593.9

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,650.7	¥27.1	¥5,373.2	¥126.3	¥177.8	¥9,355.1

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥4,422.0	¥161.5	¥90.8	¥4,674.3

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥53.9 billion and ¥43.0 billion as of March 31, 2015 and 2016, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

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

Commercial segment—The ratio of loans classified as Close Watch or below to total loans in the segment decreased 0.5 percentage points to 4.4% as of March 31, 2016 from 4.9% as of March 31, 2015.

While the ratio of loans classified as Close Watch to total loans decreased to 3.4% as of March 31, 2016 from 4.2% as of March 31, 2015, the ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans increased to 1.0% as of March 31, 2016 from 0.7% as of March 31, 2015.

In the domestic manufacturing category, while the ratio of loans classified as Close Watch to total loans decreased to 5.0% as of March 31, 2016 from 9.0% as of March 31, 2015, the ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans increased to 3.1% as of March 31, 2016 from 1.0% as of March 31, 2015. Loans classified as Close Watch decreased mainly due to the transfer of the loans to a large borrower in the domestic electronics manufacturing industry that experienced further deterioration in its business and financial performance from Close Watch to Likely to become Bankrupt or Legally/Virtually Bankrupt. Other than above borrower, Loans classified as Close Watch also decreased due to the transfer from Close Watch to Normal of loans to several borrowers whose financial performance and prospects improved as well as repayments of loans.

In the foreign excluding MUAH and Krungsri category, the ratio of loans classified as Close Watch to total loans increased to 3.0% as of March 31, 2016 from 2.8% as of March 31, 2015 mainly due to the deteriorated creditworthiness of borrowers in the energy sector, which was adversely affected by declining oil and other commodity prices. In the same category, the ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans also increased to 0.5% as of March 31, 2016 from 0.3% as of March 31, 2015 resulting from the downgrade of the borrower ratings assigned to overseas subsidiaries of the large borrower in the domestic electronics manufacturing industry.

Residential segment—The ratio of loans classified as Nonaccrual to total loans in the segment decreased 0.1 percentage points to 0.6% as of March 31, 2016 from 0.7% as of March 31, 2015. This was mainly due to a decrease of ¥16.7 billion in nonaccrual loans in the segment primarily as a result of the transfer to accrual status of loans to borrowers who became current with their repayments.

Card segment—The ratio of loans classified as Nonaccrual to total loans in the segment decreased 1.4 percentage points to 10.6% as of March 31, 2016 from 12.0% as of March 31, 2015. This was mainly due to the transfer to accrual status of loans of borrowers who became current with their payments as well as an increase in newly made loans.

MUAH segment—The ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment increased 1.4 percentage points to 3.5% as of March 31, 2016 from 2.1% as of March 31, 2015. This was mainly due to an increase of ¥146.5 billion in loans classified as Special Mention or below in the segment primarily as a result of the significant deterioration in the business and financial performance of borrowers in the oil and gas sector.

Krungsri segment—The ratio of loans classified as Special Mention or below to total loans in the segment increased 0.1 percentage points to 5.4% as of March 31, 2016 from 5.3% as of March 31, 2015. The increase was primarily due to increases in loans classified as Doubtful or Doubtful of Loss mainly because the credit quality of the small and medium-sized enterprise loan portfolio and the retail and consumer finance loan portfolio deteriorated due to the stagnant economic conditions in Thailand.

Past due analysis

Aging of past due loans by class as of March 31, 2015 and 2016 are shown below:

As of March 31, 2015:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥14.1	¥22.8	¥36.9	¥54,668.1	¥54,705.0	¥5.6
Manufacturing	1.6	2.5	4.1	11,687.2	11,691.3	0.2
Construction	0.2	0.5	0.7	976.4	977.1	—
Real estate	3.1	5.8	8.9	10,728.8	10,737.7	0.9
Services	1.1	1.3	2.4	2,670.4	2,672.8	0.1
Wholesale and retail	2.7	4.2	6.9	8,317.0	8,323.9	0.1
Banks and other financial institutions	0.0	0.5	0.5	4,329.2	4,329.7	—
Communication and information services	0.5	0.4	0.9	1,526.5	1,527.4	—
Other industries	0.3	0.3	0.6	12,670.2	12,670.8	0.0
Consumer	4.6	7.3	11.9	1,762.4	1,774.3	4.3
Foreign-excluding MUAH and Krungsri	9.4	2.1	11.5	35,434.2	35,445.7	—
Residential	82.9	53.7	136.6	14,396.6	14,533.2	41.8
Card	18.7	32.1	50.8	501.7	552.5	—
MUAH	21.0	11.1	32.1	9,199.4	9,231.5	0.3
Krungsri	88.1	57.9	146.0	3,674.8	3,820.8	—

Total	¥234.2	¥179.7	¥413.9	¥117,874.8	¥118,288.7	¥47.7

As of March 31, 2016:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥13.9	¥22.3	¥36.2	¥57,509.7	¥57,545.9	¥6.4
Manufacturing	0.7	4.2	4.9	12,099.5	12,104.4	0.0
Construction	0.4	0.5	0.9	911.7	912.6	—
Real estate	3.2	5.8	9.0	11,052.7	11,061.7	1.9
Services	2.1	1.0	3.1	2,486.6	2,489.7	0.1
Wholesale and retail	2.4	3.3	5.7	7,876.3	7,882.0	0.1
Banks and other financial institutions	—	0.0	0.0	5,146.8	5,146.8	0.0
Communication and information services	1.1	0.4	1.5	1,502.5	1,504.0	0.1
Other industries	0.2	0.1	0.3	14,736.5	14,736.8	—
Consumer	3.8	7.0	10.8	1,697.1	1,707.9	4.2
Foreign-excluding MUAH and Krungsri	17.7	23.5	41.2	36,459.1	36,500.3	—
Residential	79.2	50.5	129.7	14,096.0	14,225.7	40.8
Card	18.2	31.6	49.8	532.6	582.4	—
MUAH	17.2	8.6	25.8	9,331.8	9,357.6	0.3
Krungsri	87.1	70.1	157.2	4,495.0	4,652.2	—

Total	¥233.3	¥206.6	¥439.9	¥122,424.2	¥122,864.1	¥47.5

Notes:

(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include ¥1.1 billion and ¥0.7 billion of FDIC covered loans as of March 31, 2015 and 2016, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans as of March 31, 2016 were ¥439.9 billion, an increase of ¥26.0 billion from ¥413.9 billion as of March 31, 2015. This mainly reflected an increase in past due loans in the foreign excluding MUAH and Krungsri category of the Commercial segment where a borrower engaged in the overseas maritime trade business experienced significant financial difficulty due to weakening conditions in the shipping market as a consequence of the slowing economic growth in emerging and developed countries, including China. In addition, past due loans in the Krungsri segment increased primarily because the credit quality of the small and medium-sized enterprise loan portfolio and the retail and consumer finance loan portfolio deteriorated due to the stagnant economic conditions in Thailand.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 63.8% as of March 31, 2016 from 67.8% as of March 31, 2015. We also hold Japanese government bonds that are classified as held-to-maturity securities, which accounted for 2.4% of the total investment securities as of March 31, 2016.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2016, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes to approximately 10% of our Tier 1 capital over the next five years. During the fiscal year ended March 31, 2016, we sold down ¥120.0 billion of equity securities held in our strategic equity investment portfolio, resulting in the balance decreasing to 17.9% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and may adversely affect our ability to achieve the target as planned.

Investment securities decreased ¥6.56 trillion to ¥45.65 trillion as of March 31, 2016 from ¥52.21 trillion as of March 31, 2015, primarily due to a decrease in our holding of Japanese government bonds primarily in response to the Bank of Japan’s monetary policy and measure to purchase such bonds in the market to stimulate the economy by increasing liquidity and also as part of our asset and liability management and interest rate risk management measures. The decrease in our investment securities portfolio was also attributable to lower net unrealized gains on domestic marketable equity securities.

Investment securities other than available-for-sale or held-to-maturity securities, which are nonmarketable equity securities presented on our consolidated balance sheets as other investment securities, were primarily carried at cost of ¥0.55 trillion as of March 31, 2016 and ¥0.59 trillion as of March 31, 2015, respectively, because their fair values were not readily determinable.

For the fiscal year ended March 31, 2016, losses resulting from impairment of investment securities were ¥37.1 billion, compared to ¥5.9 billion for the fiscal year ended March 31, 2015.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale and held-to-maturity securities as of March 31, 2015 and 2016.

	As of March 31,
	2015			2016
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale securities:
Debt securities:
Japanese government and Japanese government agency bonds	¥35,079.9	¥35,405.6	¥325.7	¥28,427.2	¥29,127.8	¥700.6
Japanese prefectural and municipal bonds	186.9	194.4	7.5	441.7	455.0	13.3
Foreign governments and official institutions bonds	1,661.3	1,682.5	21.2	2,046.8	2,074.1	27.3
Corporate bonds	1,226.3	1,255.6	29.3	998.6	1,023.3	24.7
Mortgage-backed securities	1,149.8	1,139.4	(10.4)	1,091.0	1,076.8	(14.2)
Asset-backed securities(1)	1,255.9	1,246.0	(9.9)	1,669.1	1,666.8	(2.3)
Other debt securities	179.9	182.3	2.4	180.3	182.8	2.5
Marketable equity securities	2,568.3	6,384.6	3,816.3	2,660.0	5,619.6	2,959.6

Total available-for-sale securities	¥43,308.3	¥47,490.4	¥4,182.1	¥37,514.7	¥41,226.2	¥3,711.5

Held-to-maturity debt securities(2)	¥4,130.5	¥4,184.1	¥53.6	¥3,866.7	¥3,931.2	¥64.5

Notes:
(1)	AAA and AA-rated products account for approximately three-fifths of our asset-backed securities.
(2)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on available-for-sale securities were ¥3,711.5 billion as of March 31, 2016, a decrease of ¥470.6 billion from ¥4,182.1 billion as of March 31, 2015. This decrease primarily consisted of a ¥856.7 billion decreased in net unrealized gains on marketable equity securities, reflecting the general decrease in Japanese stock prices as the Japanese yen appreciated against other major currencies, despite a ¥374.9 billion increase in net unrealized gains on Japanese government bonds, reflecting lower interest rates in major markets, including Japan, affected by conditions in the Euro-zone market.

The amortized cost of held-to-maturity securities decreased ¥263.8 billion between March 31, 2015 and March 31, 2016. The decrease was mainly due to redemption on maturity of Japanese government bonds, early redemption of foreign asset-backed securities, and a decrease in the translated Japanese yen amount of U.S. dollar-denominated securities as a result of the appreciation of the Japanese yen against the U.S. dollar. Net unrealized gains on held-to-maturity increased ¥10.9 billion between March 31, 2015 and March 31, 2016, reflecting stronger investor demand for Japanese government bonds.

The following table shows information relating to our investment securities other than available-for-sale or held-to-maturity securities as of March 31, 2015 and 2016:

	As of March 31,
	2015	2016
	(in billions)
Other investment securities:
Nonmarketable equity securities:
Unlisted preferred securities(1)	¥446.0	¥391.4
Others(2)	118.6	138.6
Investment securities held by investment companies and brokers and dealers(3)	22.5	24.7

Total	¥587.1	¥554.7

Notes:
(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost. The decrease of ¥54.6 billion in unlisted preferred securities was mainly due to redemption of unlisted preferred securities issued by a capital raising vehicle of our client in the domestic steel industry, partially offset by unlisted preferred shares issued to us by our client in the domestic electronics manufacturing industry.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash and Due from Banks

Cash and due from banks fluctuates significantly from day to day depending upon financial market conditions. Cash and due from banks as of March 31, 2016 were ¥8.66 trillion, an increase of ¥5.31 trillion from ¥3.35 trillion as of March 31, 2015. This was mainly due to an increase in the volume of deposits with the Bank of Japan by our banking subsidiaries in response to the shift in customer preference from keeping their funds in the money markets to having their funds deposited in clearing accounts with us to avoid the impact of negative interest rates on their investments in Japan.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks as of March 31, 2016 were ¥41.02 trillion, an increase of ¥3.66 trillion compared to ¥37.36 trillion as of March 31, 2015, mainly due to increased interest-earning deposits with the Bank of Japan by our banking subsidiaries. The average interest-earning deposits in other banks by our domestic offices for the fiscal year ended March 31, 2016 were ¥31.91 trillion, an increase of ¥10.42 trillion compared to the previous fiscal year, while the average interest-earning deposits in other banks by our overseas offices were ¥9.26 trillion, an increase of ¥0.78 trillion compared to the previous fiscal year. The increase in interest-bearing deposits with other banks by our domestic offices was mainly due to an increase in the volume of deposits with the Bank of Japan by our banking subsidiaries in response to the shift in customer preference from keeping their funds in the money markets to having their funds deposited in deposit accounts with us to avoid the impact of negative interest rates on their investments in Japan.

Trading Account Assets

Trading account assets as of March 31, 2016 were ¥50.83 trillion, an increase of ¥3.93 trillion from ¥46.90 trillion as of March 31, 2015. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities decreased ¥0.85 trillion to ¥29.33 trillion as of March 31, 2016 from ¥30.18 trillion as of March 31, 2015. This decrease was mainly due to a decrease in the volume of Japanese government bonds in our securities subsidiaries. Trading derivative assets increased ¥4.78 trillion to

¥21.50 trillion as of March 31, 2016 from ¥16.72 trillion as of March 31, 2015. This increase was mainly attributable to an increase in the fair values of interest rate derivatives in our commercial banking and securities subsidiaries, reflecting the generally declining trends in the underlying interest rates.

Investment Securities

Total investment securities as of March 31, 2016 were ¥45.65 trillion, a decrease of ¥6.56 trillion from ¥52.21 trillion as of March 31, 2015. This was mainly due to a reduction in our holding of Japanese government bonds to manage interest rate fluctuation risks particularly in light of the Bank of Japan’s “quantitative and qualitative monetary easing with negative interest rates” and measures to purchase Japanese government bonds in the market. Net unrealized gains on available-for-sale securities as of March 31, 2016 were ¥3.71 trillion, a decrease of ¥0.47 trillion from ¥4.18 trillion as of March 31, 2015, mainly due to declining domestic equity prices, resulting in a ¥0.86 trillion decrease in net unrealized gains. This decrease was partially offset by a ¥0.37 trillion increase in net unrealized gains on Japanese government bonds reflecting the decrease in the yield on Japanese government bonds to negative levels.

Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets increased ¥0.07 trillion to ¥0.16 trillion as of March 31, 2016 from ¥0.09 trillion as of March 31, 2015. This increase primarily reflected an increase in net operating loss carryforwards and a decrease in prepaid benefit cost. In addition, valuation allowance was decreased reflecting management’s reassessment of the amount of our deferred tax assets that were more likely than not to be realized mainly due to the profitability improvement of a certain subsidiary. The impact of these factors was partially offset by the impact on the temporary difference relating to allowance for credit losses of non-taxable write-offs of loans as well as the impact on the temporary difference relating to derivative financial instruments of increases in their fair values.

Deferred tax liabilities decreased ¥0.27 trillion to ¥0.64 trillion as of March 31, 2016 from ¥0.91 trillion as of March 31, 2015 primarily due to a decrease in net unrealized gains on trading securities and investment securities, partially offset by the increase in the fair value of derivative financial instruments.

For more information, see “—A. Operating Results—Results of Operations—Income Tax Expense” and Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Total Liabilities

As of March 31, 2016, total liabilities were ¥277.72 trillion, an increase of ¥12.12 trillion from ¥265.60 trillion as of March 31, 2015. This was primarily due to an increase of ¥9.45 trillion in deposits, an increase of ¥2.00 trillion in long-term debt, and an increase of ¥4.00 trillion of trading account liabilities, partially offset by a decrease of ¥1.85 trillion in short term borrowings.

The appreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2015 and March 31, 2016 resulted in a decrease of ¥5.39 trillion in the Japanese yen equivalent amount of foreign currency-denominated liabilities as of March 31, 2016.

Deposits

Deposits are our primary source of funds. The balance of domestic deposits increased ¥9.68 trillion to ¥135.48 trillion as of March 31, 2016 from ¥125.80 trillion as of March 31, 2015, and the balance of foreign deposits decreased ¥0.23 trillion to ¥45.96 trillion as of March 31, 2016 from ¥46.19 trillion as of March 31, 2015. The increase in domestic deposits was mainly due to negative interest rates in Japan resulting in a shift in investor preference from money markets to deposits.

The total average balance of interest-bearing deposits increased ¥7.26 trillion to ¥151.46 trillion for the fiscal year ended March 31, 2016 from ¥144.20 trillion for the fiscal year ended March 31, 2015.

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

Short-term borrowings decreased ¥1.85 trillion to ¥43.91 trillion as of March 31, 2016 from ¥45.76 trillion as of March 31, 2015. This decrease was primarily attributable to a ¥2.28 trillion decrease in call money and funds purchased and a ¥3.49 trillion decrease in payables under securities lending transactions as investor preference shifted from money markets to deposits. These decreases were offset to a large extent by a ¥4.73 trillion increase in due to trust account as a large portion of the excess cash funds temporarily placed in MUTB’s proprietary account from trust accounts, which would in most cases be used as part of MUTB’s funds in the call money market, was not invested in the call money market or any other fund management alternative but was kept in MUTB’s account to avoid the impact of the Bank of Japan’s negative interest rate policy on the call money market and other investment options in Japan.

Trading Account Liabilities

Trading account liabilities as of March 31, 2016 were ¥21.03 trillion, an increase of ¥4.00 trillion from ¥17.03 trillion as of March 31, 2015. Trading account liabilities mainly consist of trading derivative liabilities. The increase in trading derivative liabilities was mainly attributable to increases in the fair values of interest rate derivatives in our commercial banking and securities subsidiaries.

Long-term Debt

Long-term debt as of March 31, 2016 was ¥21.97 trillion, an increase of ¥2.00 trillion from ¥19.97 trillion as of March 31, 2015. This increase was due to increases in long-term borrowings and issuances of bonds by us to meet the TLAC requirements and by our banking subsidiaries to diversify our funding sources.

The average balance of long-term debt for the fiscal year ended March 31, 2016 was ¥20.37 trillion, an increase of ¥2.77 trillion from ¥17.60 trillion for the previous fiscal year.

The senior notes and subordinated bonds that MUFG issued for TLAC and other Basel III compliance purposes are included in long-term debt. See “Recent Developments.”

Other Liabilities

Other liabilities decreased ¥0.68 trillion to ¥7.19 trillion as of March 31, 2016 from ¥7.87 trillion as of March 31, 2015. This decrease was mainly due to decreases in accounts payable and deferred tax liabilities. The decrease in accounts payable was primarily due to a smaller amount of investment securities purchased towards the end of the fiscal year ended March 31, 2016 in our trust banking and securities subsidiaries.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased from ¥164.59 trillion for the fiscal year ended March 31, 2015 to ¥173.94 trillion for the fiscal year ended March 31, 2016. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥15.29 trillion, funded 63.2% of our average total assets of ¥299.28 trillion during the fiscal year ended March 31, 2016. Our deposits exceeded our loans before allowance for credit losses by ¥58.65 trillion as of March 31, 2016 compared to ¥53.72 trillion as of March 31, 2015. As part of our asset and liability management policy, a significant portion of the amount of yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to ten years. The balance of our short-term borrowings as of March 31, 2016 was ¥43.91 trillion, and the average balance of short-term borrowings for the fiscal year ended March 31, 2016 was ¥46.61 trillion. The balance of our long-term debt as of March 31, 2016 was ¥21.97 trillion, and the average balance of long-term debt for the fiscal year ended March 31, 2016 was ¥20.37 trillion. Liquidity may also be provided by the sale of financial assets, including available-for-sale securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our foreign and domestic non-bank and banking subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Liquidity risk management measures at the subsidiary level include the following:

•

Domestic banking subsidiaries—Our major domestic banking subsidiaries, BTMU and MUTB, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). The major domestic banking subsidiaries also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, the major domestic banking subsidiaries regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions;

•

Foreign banking subsidiaries—Our major foreign banking subsidiaries, MUAH and Krungsri, monitors various liquidity metrics, including total available liquidity, the net non-core funding dependence ratio, and minimum liquidity assets, as a tool to maintain a sufficient amount of liquidity and diversity of funding sources to allow the major foreign banking subsidiaries to meet expected obligations in both stable and adverse conditions. In addition, the major foreign banking subsidiaries regularly conduct stress testing, which incorporates both bank-specific and systemic market scenarios that would adversely affect its liquidity position, to facilitate the identification of appropriate remedial measures to help ensure that it maintains adequate liquidity in adverse conditions;

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

We manage our funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of March 31, 2016, we held ¥29.13 trillion of Japanese government bonds and government agency bonds as available-for-sale securities. We also use deposits with the Bank of Japan as buffer assets. Our commercial banking subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, our commercial banking subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

In December 2014, Moody’s downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa3 to A1, the long-term credit rating of MUSHD by one-notch from A2 to A3, and the short-term credit rating of MUSHD by one-notch from P-1 to P-2. These downgrades followed the downgrade of the rating assigned to the Government of Japan from Aa3 to A1. In November 2015, Standard and Poor’s changed the credit rating outlook for MUFG, BTMU and MUTB from stable to negative, following S&P’s revision of its view on the economic risk trend in Japan’s banking sector from stable to negative. In addition, in June 2016, Fitch changed the credit rating outlook of MUFG, BTMU and MUTB from stable to negative, following Fitch’s change in the credit rating outlook for the Government of Japan from stable to negative. Although these credit rating and outlook changes have not resulted, and are not currently expected to result, in a material adverse impact on us, a further downgrade of the credit ratings assigned to us or our major subsidiaries could result in higher funding costs and other adverse consequences. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity.

Liquidity Requirements for Banking Institutions in Japan

Starting in June 2015, banks and bank holding companies in Japan are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. A minimum LCR of 70% is required in 2016, and the required minimum ratio is expected to be raised annually by 10 percentage points to 100% by 2019. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio.”

Total Equity

The following table presents a summary of our total equity as of March 31, 2015 and 2016:

	March 31, 2015	March 31, 2016
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,959.6	5,958.9
Retained earnings	3,664.4	4,219.9
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	3,424.8	3,980.3
Net unrealized gains on investment securities, net of taxes	2,304.6	1,995.3
Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities	762.7	305.9
Treasury stock, at cost	(102.5)	(299.7)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,679.1	¥14,270.6
Noncontrolling interests	602.2	577.7

Total equity	¥15,281.3	¥14,848.3

Ratio of total equity to total assets	5.44%	5.08%

Mitsubishi UFJ Financial Group shareholders’ equity as of March 31, 2016 was ¥14,270.6 billion, a decrease of ¥408.5 billion from ¥14,679.1 billion as of March 31, 2015.

Capital surplus as of March 31, 2016 was ¥5,958.9 billion, a decrease of ¥0.7 billion from ¥5,959.6 billion as of March 31, 2015. This decrease was mainly due to our acquisition of shares of certain subsidiaries from non-controlling interests.

Retained earnings as of March 31, 2016 were ¥4,219.9 billion, an increase of ¥555.5 billion from ¥3,664.4 billion as of March 31, 2015, reflecting the net income of our banking and securities subsidiaries for the fiscal year ended March 31, 2016. We decided to pay our year-end dividend of ¥9 per share of common stock for the six months ended March 31, 2016, resulting in an annual dividend of ¥18 per share of common stock for the fiscal year ended March 31, 2016.

Net unrealized gains on investment securities, net of taxes, as of March 31, 2016 were ¥1,995.3 billion, a decrease of ¥309.3 billion from ¥2,304.6 billion as of March 31, 2015. The decrease was mainly due to a generally downward trend in the Japanese stock market during the fiscal year ended March 31, 2016, in addition to the appreciation of Japanese yen against the U.S. dollar and other currencies.

Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities as of March 31, 2016 was ¥305.9 billion, a decrease of ¥456.8 billion from ¥762.7 billion as of March 31, 2015. The decrease was mainly due to ¥326.7 billion of negative net change in the balance of foreign currency translation adjustments, reflecting the appreciation of the Japanese yen against the U.S. dollars and other major currencies.

Treasury stock increased ¥197.2 billion to ¥299.7 billion as of March 31, 2016 from ¥102.5 billion as of March 31, 2015, mostly as a result of repurchases made under our stock repurchase programs. See “—Recent Developments.”

As a result of the foregoing, total equity decreased ¥433.0 billion to ¥14,848.3 billion as of March 31, 2016 from ¥15,281.3 billion as of March 31, 2015. The ratio of total equity to total assets decreased 0.36 percentage points to 5.08% as of March 31, 2016 from 5.44% as of March 31, 2015.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of available-for-sale investment securities as of March 31, 2015 and 2016:

	March 31, 2015	March 31, 2016
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥2,304.6	¥1,995.3
Accumulated net unrealized gains to total equity	15.08%	13.44%

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

We continually monitor our risk-adjusted capital ratio and leverage ratio closely, and manage our operations in consideration of the capital requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

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

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and global systematically important bank, or G-SIB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements are currently being phased in and, as of March 31, 2016, we are required to maintain a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. As of the same date, no countercyclical buffer is applicable to us. When fully implemented on March 31, 2019, we will be required to maintain a capital conservation buffer of 2.5%, a countercyclical buffer of up to 2.5%, and a G-SIB surcharge of 1.5%, assuming we will be in Bucket 2 of the G-SIB list. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2016, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.7%.

Leverage Requirements for Banking Institutions in Japan

We are required to disclose our consolidated regulatory leverage ratio calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. The details of the leverage ratio requirements are currently under discussion by global standard-setting organizations, including the Group of Central Bank Governors and Heads of Supervision and the Basel Committee of Banking Supervision. The final leverage ratio requirements, including the currently expected minimum leverage ratio of 3% and any additional requirements for G-SIBs, are expected to be implemented in the calendar year 2018. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

Capital Ratios and Leverage Ratios of MUFG

The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios and leverage ratios in accordance with Basel III as of March 31, 2015 and 2016. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2015	Minimum capital ratios required	As of March 31, 2016	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥12,466.6		¥13,039.8
Additional Tier 1	1,663.7		1,799.4
Tier 1 capital	14,130.3		14,839.2
Tier 2 capital	3,421.9		3,102.5
Total capital	¥17,552.3		¥17,941.8
Risk-weighted assets(1)(3)	¥112,315.2		¥112,064.3
Capital ratios(2)(3):
Common Equity Tier 1 capital ratio(4)	11.09%	4.50%	11.63%	4.50%
Tier 1 capital	12.58	6.00	13.24	6.00
Total capital	15.62	8.00	16.01	8.00
Leverage ratio	4.72	—	4.79	—

Notes:

(1)	Risk-weighted assets as of March 31, 2015 have been revised from ¥111,901.5 billion to ¥112,315.2 billion.
(2)	Common Equity Tier 1 capital ratio as of March 31, 2015 has been revised from 11.14% to 11.09%, Tier 1 capital ratio as of March 31, 2015 has been revised from 12.62% to 12.58%, and Total capital ratio as of March 31, 2015 has been revised from 15.68% to 15.62%.
(3)	The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of our risk-weighted assets under Basel III standards. Although these revisions did not affect our compliance with the applicable Japanese regulatory capital requirements, we voluntarily revised the information previously submitted to the FSA and publicly announced the revisions.
(4)	Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375% as of March 31, 2016. As of the same date, the countercyclical buffer applicable to MUFG is nil.

Management believes that, as of March 31, 2016, we were in compliance with all capital adequacy requirements to which we were subject.

Our Common Equity Tier 1 capital ratio as of March 31, 2016 increased from the ratio as of March 31, 2015 mainly due to an increase in our consolidated regulatory capital amounts. The increases in our consolidated regulatory capital amounts, particularly our Common Equity Tier 1 capital, were mainly due to an increase in retained earnings and other comprehensive income. Our risk-weighted assets were relatively unchanged. While our loan balance increased, the increase was mostly offset by a decrease in our equity balance and the impact of the appreciation of the Japanese yen against other major currencies.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios and leverage ratios of BTMU and MUTB in accordance with Basel III as of March 31, 2015 and 2016. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2015	Minimum capital ratios required	As of March 31, 2016	Minimum capital ratios required
Consolidated:
BTMU(1)
Common Equity Tier 1 capital ratio	10.77%	4.50%	11.08%	4.50%
Tier 1 capital ratio	12.21	6.00	12.71	6.00
Total capital ratio	15.45	8.00	15.66	8.00
Leverage ratio	4.64	—	4.79	—
MUTB
Common Equity Tier 1 capital ratio	14.70	4.50	16.01	4.50
Tier 1 capital ratio	15.26	6.00	16.82	6.00
Total capital ratio	19.15	8.00	19.97	8.00
Leverage ratio	4.72	—	4.28	—
Stand-alone:
BTMU(1)
Common Equity Tier 1 capital ratio	11.76	4.50	12.30	4.50
Tier 1 capital ratio	13.38	6.00	14.25	6.00
Total capital ratio	17.03	8.00	17.51	8.00
MUTB(2)
Common Equity Tier 1 capital ratio	14.31	4.50	16.58	4.50
Tier 1 capital ratio	14.86	6.00	17.45	6.00
Total capital ratio	19.11	8.00	21.08	8.00

Notes:

(1)	Common Equity Tier 1 capital ratio for BTMU as of March 31, 2015 has been revised from 10.88% to 10.77% on a consolidated basis and 11.90% to 11.76% on a stand-alone basis. Tier 1 capital ratio for BTMU as of March 31, 2015 has been revised from 12.33% to 12.21% on a consolidated basis and 13.54% to 13.38% on a stand-alone basis. Total capital ratio for BTMU as of March 31, 2015 has been revised from 15.61% to 15.45% on a consolidated basis and 17.23% to 17.03% on a stand-alone basis. The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of BTMU’s risk-weighted assets under Basel III standards.
(2)	Common Equity Tier 1 capital ratio for MUTB as of March 31, 2015 has been revised from 14.35% to 14.31% on a stand-alone basis. Tier 1 capital ratio for MUTB as of March 31, 2015 has been revised from 14.90% to 14.86% on a stand-alone basis. Total capital ratio for MUTB as of March 31, 2015 has been revised from 19.16% to 19.11% on a stand-alone basis. The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of MUTB’s risk-weighted assets under Basel III standards.

Management believes that, as of March 31, 2016, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan

The following table presents the LCRs of MUFG, BTMU and MUTB in accordance with Basel III as of September 30, 2015 and March 31, 2016. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. The minimum ratios required as of September 30, 2015 and March 31, 2016 were 60% and 70%, respectively.

	September 30, 2015(1)	March 31, 2016(2)
MUFG (consolidated)	130.4%	130.0%
BTMU (consolidated)	130.8	133.9
BTMU (stand-alone)	141.3	144.2
MUTB (consolidated)	154.6	119.4
MUTB (stand-alone)	182.3	135.9

Notes:

(1)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of July, August and September 2015 by the monthly average amount of total net cash outflows for the same three months.
(2)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of January, February, and March 2016 by the monthly average amount of total net cash outflows for the same three months.

See “—B. Liquidity and Capital Resources—Sources of Funding and Liquidity.”

Capital Requirements for Banking Institutions in the United States

In the United States, MUAH and MUB are subject to various regulatory capital requirements administered by the U.S. Federal banking agencies. Failure to meet the applicable minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUAH’s consolidated financial statements.

For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.” See also Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, which is a financial holding company, BTMU and MUTB are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUAH and MUB, both subsidiaries of BTMU, calculated in accordance with applicable U.S. banking regulations as of December 31, 2014 and 2015:

	As of December 31,		Minimum capital ratios required as of December 2015	Ratio OCC requires to be “well capitalized” as of December 2015
	2014	2015
MUAH:
Tier I capital (to risk-weighted assets)	12.79%	13.64%	6.00%	—
Tier I capital (to quarterly average assets)(1)	11.25	11.40	4.00	—
Total capital (to risk-weighted assets)	14.74	15.56	8.00	—
Common Equity Tier I Capital (to risk-weighted assets)	—	13.63	4.50	—
MUB:
Tier I capital (to risk-weighted assets)	13.09%	13.18%	6.00%	8.00%
Tier I capital (to quarterly average assets)(1)	11.09	11.03	4.00	5.00
Total capital (to risk-weighted assets)	14.78	14.91	8.00	10.00
Common Equity Tier I Capital (to risk-weighted assets)	13.09	13.18	4.50	6.50

Note:

(1)	Excludes certain intangible assets.

Management believes that, as of December 31, 2015, MUAH and MUB were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2014 and 2015, the OCC categorized MUB as “well-capitalized.” To be categorized as “well-capitalized,” MUB must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There have been no conditions or events since December 31, 2015 that would cause management to believe that MUB’s category has changed.

For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Capital Adequacy Ratio of MUMSS

As of March 31, 2016, MUMSS’ capital accounts less certain fixed assets of ¥416.1 billion on a stand-alone basis and ¥441.1 billion on a consolidated basis represented 278.1% and 279.3% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Act of Japan. As of March 31, 2015, MUMSS’ capital accounts less certain fixed assets of ¥398.2 billion on a stand-alone basis and ¥426.1 billion on a consolidated basis represented 299.9% and 302.0% of the total amount equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Act of Japan.

For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of income included elsewhere in this Annual Report. The following table summarizes the changes in the fair value of non-exchange traded contracts for the fiscal years ended March 31, 2015 and 2016:

	Fiscal years ended March 31,
	2015	2016
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥16,739	¥1,573
Changes attributable to contracts realized or otherwise settled during the fiscal year	(12,637)	4,578
Fair value of new contracts entered into during the fiscal year	(883)	—
Other changes in fair value, principally revaluation at end of fiscal year	(1,646)	(1,361)

Net fair value of contracts outstanding at end of fiscal year	¥1,573	¥4,790

The following table summarizes the maturities of non-exchange traded contracts as of March 31, 2016:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥748	¥—
Maturity less than 3 years	2,352	—
Maturity less than 5 years	1,672	—
Maturity 5 years or more	—	18

Total fair value	¥4,772	¥18

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The following table summarizes these commitments as of March 31, 2016:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,230	¥1,198	¥446	¥3,874
Performance guarantees	1,937	886	86	2,909
Derivative instruments	17,421	22,989	5,484	45,894
Liabilities of trust accounts	6,384	721	1,531	8,636

Total guarantees	27,972	25,794	7,547	61,313

Other off-balance sheet instruments:
Commitments to extend credit	54,322	25,869	2,030	82,221
Commercial letters of credit	569	437	12	1,018
Commitments to make investments	12	29	56	97
Others	—	6	7	13

Total other off-balance sheet instruments	54,903	26,341	2,105	83,349

See Note 25 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance sheet instruments.

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. As of March 31, 2016, approximately 57% of these commitments have an expiration date within one year, 36% have an expiration date from one year to five years, and 7% have an expiration date after five years. Risks relating to off-balance sheet instruments are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The fees generated specifically from off-balance sheet arrangements are not a dominant source of our overall fees and commissions.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. For further information, see Note 26 to our consolidated financial statements included elsewhere in this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual obligations outstanding as of March 31, 2016:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual obligations:
Time deposit obligations	¥59,574	¥9,774	¥2,161	¥853	¥72,362
Estimated interest expense on time deposit obligations(1)	121	21	5	0	147
Long-term debt obligations	3,330	7,325	4,504	6,798	21,957
Capital lease obligations	4	5	2	4	15
Operating lease obligations	93	142	112	366	713
Purchase obligations	31	38	30	38	137

Total(2)(3)	¥63,153	¥17,305	¥6,814	¥8,059	¥95,331

Notes:

(1)	Contractual obligations related to estimated interest expense on time deposit obligations are calculated by applying the March 31, 2016 weighted-average interest rate on outstanding time deposits.
(2)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding as of March 31, 2016. We expect to contribute approximately ¥76.9 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2017. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(3)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefit. The total amount of the liabilities for unrecognized tax benefits is ¥10.0 billion as of March 31, 2016. Among the liabilities for unrecognized tax benefits, it is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥2.6 billion during the next twelve months. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

Directors

The following table sets forth the members of our board of directors as of July 1, 2016, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kiyoshi Sono (April 18, 1953)	Director	April 1976	Joined The Sanwa Bank, Limited
	Chairman	May 2004	Executive Officer of UFJ Bank Limited
	(Representative Corporate Executive Officer)	January 2006 May 2006 May 2010	Executive Officer of BTMU Managing Executive Officer of BTMU Senior Managing Executive Officer of BTMU
		May 2012	Managing Officer of MUFG
		June 2012	Deputy President of BTMU
		May 2014	Deputy Chairman of BTMU (incumbent) Retired from Managing Officer of MUFG
		June 2014	Chairman of MUFG Director of Mitsubishi UFJ NICOS (incumbent)
		June 2015	Director, Chairman of MUFG (incumbent)

Takashi Nagaoka (March 3, 1954)	Director	April 1976	Joined The Mitsubishi Bank, Limited
	Deputy Chairman (Representative Corporate Executive Officer)	June 2003	Non-Board Member Director of The Bank of Tokyo-Mitsubishi, Ltd. (BTM)
		January 2006	Executive Officer of BTMU
		May 2006	Managing Executive Officer of BTMU
		April 2008	Managing Officer of MUFG
		June 2008	Managing Director of BTMU
		May 2010	Senior Managing Executive Officer of BTMU
Retired from Managing Officer of MUFG
		April 2011	Managing Officer of MUFG
		June 2011	Deputy President of BTMU
		May 2012	Retired from Managing Officer of MUFG
		May 2014	Retired from Deputy President of BTMU
		June 2014	Advisor of MUSHD
Advisor of MUMSS
President & CEO of MUMSS (incumbent)
President & CEO of MUSHD (incumbent)
Director of MUFG
		June 2015	Director, Deputy Chairman of MUFG (incumbent)

Mikio Ikegaya (July 6, 1958)	Director Deputy Chairman (Representative Corporate Executive Officer)	April 1981	Joined The Mitsubishi Trust and Banking Corporation
		June 2008	Executive Officer of MUTB
Executive Officer of MUFG
		June 2011	Managing Director of MUTB
Managing Officer of MUFG
		June 2012	Managing Executive Officer of MUTB
Executive Officer of MUFG

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2013	Senior Managing Executive Officer of MUTB
Retired from Executive Officer of MUFG
		June 2015	Senior Managing Director of MUTB
Managing Officer of MUFG
		April 2016	President and CEO of MUTB (incumbent)
Deputy Chairman of MUFG
		June 2016	Director, Deputy Chairman of MUFG (incumbent)

Nobuyuki Hirano (October 23, 1951)	Director	April 1974	Joined The Mitsubishi Bank, Limited
	President & Group CEO (Representative Corporate Executive Officer)	June 2001	Non-Board Member Director of BTM
		July 2004	Executive Officer of MTFG
		May 2005	Non-Board Member Managing Director of BTM
		June 2005	Managing Director of BTM
Director of MTFG
		October 2005	Director of MUFG
		January 2006	Managing Director of BTMU
		October 2008	Senior Managing Director of BTMU
		June 2009	Deputy President of BTMU
Managing Officer of MUFG
		June 2010	Director of MUFG
		October 2010	Deputy President of MUFG
		April 2012	President of BTMU
Director of MUFG
		April 2013	President & CEO of MUFG
		June 2015	Director, President & Group CEO of MUFG (incumbent)
		November 2015	Director of Morgan Stanley (incumbent)
		April 2016	Chairman of BTMU (incumbent)

Tadashi Kuroda (June 7, 1958)	Director Senior Managing Executive Officer (Group CSO & Group Chief Human Resources Officer, or Group CHRO)	April 1981	Joined The Sanwa Bank, Limited
		April 2008	Executive Officer of BTMU
		May 2011	Retired from Executive Officer of BTMU
		June 2011	Senior Managing Executive Officer of Mitsubishi UFJ Research and Consulting Co., Ltd. (MURC)
Director and Senior Managing Executive Officer of MURC
		May 2013	Managing Executive Officer of BTMU
Retired from Director and Senior Managing Executive Officer of MURC
		May 2014	Retired from Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2014	Director of MUTB (incumbent)
Managing Director of MUFG
		May 2015	Senior Managing Director of MUFG
		June 2015	Senior Managing Director of BTMU (incumbent)
Director, Senior Managing Executive Officer of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Muneaki Tokunari (March 6, 1960)	Director Senior Managing Executive Officer (Group CFO)	April 1982	Joined The Mitsubishi Trust and Banking Corporation
		June 2009	Executive Officer of MUTB
Executive Officer of MUFG
		June 2011	Managing Executive Officer of MUTB
		April 2012	Managing Director of MUTB
		June 2012	Director of MUFG
		June 2013	Senior Managing Director of MUTB
		June 2014	Managing Officer of MUFG
		June 2015	Retired from Senior Managing Director of MUTB
Managing Director of BTMU
Director, Managing Executive Officer of MUFG
		May 2016	Senior Managing Director of BTMU (incumbent)
Director, Senior Managing Executive Officer of MUFG (incumbent)

Masamichi Yasuda (August 22,1960)	Director Managing Executive Officer (Group CRO)	April 1983	Joined The Bank of Tokyo, Ltd
		June 2009	Executive Officer of BTMU
		May 2011	Executive Officer of MUFG
		May 2014	Managing Executive Officer of BTMU
		May 2015	Managing Officer of MUFG
		June 2015	Managing Director of BTMU (incumbent)
Director, Managing Executive Officer of MUFG (incumbent)

Takashi Oyamada (November 2, 1955)	Director	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Non-Board Member Director of BTM
Executive Officer of MTFG
		October 2005	Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		January 2009	Managing Executive Officer of BTMU
		June 2009	Managing Director of BTMU
Director of MUFG
		May 2012	Managing Executive Officer of BTMU
Retired from Director of MUFG
		May 2013	Senior Managing Executive Officer of BTMU
		June 2014	Deputy President of BTMU
		May 2015	Deputy President of MUFG
		June 2015	Director, Deputy President & Group COO of MUFG
		April 2016	President & CEO of BTMU (incumbent)
Director of MUFG (incumbent)

Takashi Mikumo (September 8, 1957)	Director	April 1980	Joined The Toyo Trust and Banking Company, Limited
		June 2007	Executive Officer of MUTB
Executive Officer of MUFG
		June 2009	Managing Director of MUTB
Retired from Executive Officer of MUFG
		June 2012	Senior Managing Director of MUTB

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2013	Retired from Senior Managing Director of MUTB
Corporate Auditor (Full-Time) of MUFG
		June 2015	Director of MUFG (incumbent)

Takehiko Shimamoto (November 15, 1959)	Director	April 1982	Joined The Mitsubishi Bank, Limited
		April 2008	Executive Officer of BTMU
Executive Officer of MUFG
		May 2012	Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2012	Managing Director of BTMU
		June 2015	Retired from Managing Director of BTMU
Corporate Auditor of MUMSS Corporate Auditor of MUSHD Director of MUFG (incumbent)
		June 2016	Retired from Corporate Auditor of MUMSS
Retired from Corporate Auditor of MUSHD

Yuko Kawamoto (May 31, 1958)	Director (Outside Director)	April 1982	Joined The Bank of Tokyo, Ltd
		April 1986	Left The Bank of Tokyo, Ltd
		September 1988	Joined McKinsey & Company, Inc.
		July 2001	Senior Expert of McKinsey & Company, Inc., Tokyo office
		March 2004	Left McKinsey & Company, Inc.
		April 2004	Professor at Waseda Graduate School of Finance, Accounting and Law (current Business and Finance) (incumbent)
		June 2004	Director of Osaka Exchange, Inc. (current Japan Exchange Group, Inc.)
		June 2006	Audit & Supervisory Board Member of Tokio Marine Holdings, Inc. (incumbent)
		January 2013	Director of Japan Exchange Group, Inc.
		June 2013	Director of MUFG (incumbent)
		June 2014	Retired from Director of Japan Exchange Group, Inc.

Haruka Matsuyama (August 22, 1967)	Director (Outside Director)	April 1995	Assistant Judge, Tokyo District Court
		July 2000	Attorney at law, Hibiya Park Law Offices Member, the Daini Tokyo Bar Association
		January 2002	Partner of Hibiya Park Law Offices (incumbent)
		June 2012	Corporate Auditor of Vitec Co., Ltd.
		June 2013	Director of T&D Holdings, Inc. (incumbent)
		June 2014	Corporate Auditor of MITSUI & CO., LTD. (incumbent)
Director of MUFG (incumbent)
		June 2015	Director, Vitec Co., Ltd. (current VITEC HOLDING CO., LTD.) (incumbent)

Kunie Okamoto (September 11, 1944)	Director (Outside Director)	June 1969	Joined Nippon Life Insurance Company (Nippon Life)
		July 1995	Director of Nippon Life
		March 1999	Managing Director of Nippon Life

Name (Date of Birth)	Position in MUFG	Business Experience
		March 2002	Senior Managing Director of Nippon Life
		April 2005	President of Nippon Life
		June 2005	Corporate Auditor of UFJ Holdings, Inc.
		October 2005	Corporate Auditor of MUFG
		April 2011	Chairman of Nippon Life (incumbent)
		June 2014	Director of MUFG (incumbent)

Tsutomu Okuda (October 14, 1939)	Director	April 1964	Joined The Daimaru, Inc.
	(Outside Director)	September 1991	Managing Director of Daimaru Australia Pty. Ltd.
		May 1995	Director of The Daimaru, Inc.
		May 1996	Managing Director of The Daimaru, Inc.
		March 1997	President of The Daimaru, Inc.
		May 2003	Chairman and Chief Executive Officer of The Daimaru, Inc.
		September 2007	Chairman of The Daimaru, Inc.
President and Chief Executive Officer of J. Front Retailing Co., Ltd.
		March 2010	Chairman and Chief Executive Officer of J. Front Retailing Co., Ltd.
		January 2013	Director of Japan Exchange Group, Inc.
		April 2013	Director and Senior Advisor of J. Front Retailing Co., Ltd.
		May 2014	Senior Advisor of J. Front Retailing Co., Ltd. (incumbent)
		June 2014	Director of MUFG (incumbent)
		June 2016	Retired from Director of Japan Exchange Group, Inc.

Hiroshi Kawakami (May 3, 1949)	Director	April 1972	Joined Toyota Motor Corporation
	(Outside Director)	June 2003	Managing Officer of TOYOTA MOTOR CORPORATION (TOYOTA)
		June 2007	Senior Managing Director of TOYOTA
		June 2008	Vice President of Toyota Tsusho Corporation
		June 2009	President & CEO of Central Japan International Airport Co., Ltd.
		June 2015	Senior Advisor of Central Japan International Airport Co., Ltd. (incumbent)
Director of MUFG (incumbent)
		June 2016	Director of AT-Group Co., Ltd (incumbent)

Yukihiro Sato (March 12, 1947)	Director	April 1969	Joined Mitsubishi Electric Corporation
	(Outside Director)	June 2001	Director and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		April 2003	Managing Director and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2003	Director, Senior Executive Officer and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		April 2005	Director and Senior Vice President of Mitsubishi Electric Corporation
		April 2007	Director, Representative Executive Officer and Executive Vice President of Mitsubishi Electric Corporation
		April 2009	Director of Mitsubishi Electric Corporation
		June 2009	Senior Corporate Adviser of Mitsubishi Electric Corporation
		June 2013	Adviser of Mitsubishi Electric Corporation
		June 2014	Corporate Auditor of MUFG
		July 2014	Adviser of Mitsubishi Electric Corporation (incumbent)
		June 2015	Director of MUFG (incumbent)

Akira Yamate (November 23, 1952)	Director	November 1977	Joined Price Waterhouse Japan
	(Outside Director)	March 1983	Registered certified public accountant of Japan
		July 1991	Partner of Aoyama Audit Corporation and Price Waterhouse
		April 2000	Partner of ChuoAoyama Audit Corporation and PricewaterhouseCoopers
		September 2006	Partner of PricewaterhouseCoopers Aarata
		June 2013	Retired from PricewaterhouseCoopers Aarata
Audit & Supervisory Board member, Nomura Real Estate Holdings, Inc.
Audit & Supervisory Board member, Nomura Real Estate Development, Co., Ltd.
		June 2015	Retired from Audit & Supervisory Board member, Nomura Real Estate Development, Co., Ltd.
Director of MUFG (incumbent)
Director & Supervisory Board member, Nomura, Real Estate Holdings, Inc. (incumbent)
Member of Board of Statutory Auditors, Prudential Holdings of Japan (incumbent)

Corporate Executive Officers

The following table sets forth our corporate executive officers as of July 1, 2016, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kiyoshi Sono (April 18, 1953)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Takashi Nagaoka (March 3, 1954)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Mikio Ikegaya (July 6, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Nobuyuki Hirano (October 23, 1951)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Satoshi Murabayashi (November 8,1958)	Senior Managing Executive Officer (Group Chief Information Officer, or Group CIO)	April 1981	Joined The Sanwa Bank, Limited
		June 2007	Executive Officer of BTMU
Executive Officer of MUFG
		May 2011	Managing Executive Officer of BTMU
		May 2013	Managing Officer of MUFG
		June 2013	Managing Director of BTMU
		May 2015	Senior Managing Director of BTMU (incumbent)
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)

Junichi Okamoto (November 9, 1957)	Senior Managing Executive Officer (Group Head, Trust Assets Business Group)	April 1980	Joined The Toyo Trust and Banking Company, Limited
		June 2008	Executive Officer of MUTB.
		June 2010	Managing Executive Officer of MUTB
Executive Officer of MUFG
		June 2012	Senior Managing Executive Officer of MUTB
		June 2013	Deputy President of MUTB
Director of MUFG
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)
		June 2016	Director, Deputy President, and Executive Officer of MUTB (incumbent)

Naoto Hirota (June 4,1958)	Senior Managing Executive Officer (Group Head, Global Markets Business Group)	April 1981	Joined The Mitsubishi Bank, Limited
		June 2009	Executive Officer of BTMU
		April 2011	Retired from Executive Officer of BTMU
Deputy President Chief Executive Officer of MUMSS
Senior Executive Officer of MUSHD
		July 2012	Managing Officer of MUFG
		May 2014	Retired from Deputy President Chief Executive Officer of MUMSS
Retired from Senior Executive Officer of MUSHD

Name (Date of Birth)	Position in MUFG	Business Experience
Managing Executive Officer of BTMU
		June 2014	Managing Director of BTMU
		May 2015	Senior Managing Director of BTMU (incumbent)
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)

Tadashi Kuroda (June 7, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Saburo Araki (August 6, 1957)	Senior Managing Executive Officer (Group Head, Corporate Banking Business Group)	April 1981	Joined The Mitsubishi Bank, Limited
		June 2007	Executive Officer of BTMU
		May 2009	Executive Officer of MUFG
		May 2011	Managing Executive Officer of BTMU
Managing Officer of MUFG
		May 2012	Retired from Managing Officer of MUFG
		June 2012	Managing Director of BTMU
Director of MUFG
		June 2014	Managing Officer of MUFG
		May 2015	Senior Managing Director of BTMU
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)
		May 2016	Deputy President of BTMU (incumbent)

Kanetsugu Mike (November 4, 1956)	Senior Managing Executive Officer (Group Head, Global Business Group Regional Executive for the Americas)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Non-Board Member Director of BTM
Executive Officer of MTFG
		December 2005	Retired from Executive Officer of MUFG
		March 2009	Executive Officer of MUFG
		May 2009	Managing Executive Officer of BTMU
Retired from Executive officer of MUFG
		May 2011	Managing Officer of MUFG
		June 2011	Managing Director of BTMU
		May 2013	Senior Managing Executive Officer of BTMU
		May 2016	Deputy President of BTMU
Senior Managing Executive Officer of MUFG (incumbent)
		June 2016	Deputy President of BTMU (incumbent)

Muneaki Tokunari (March 6, 1960)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Eiichi Yoshikawa (July 14, 1956)	Senior Managing Executive Officer (Deputy Group Head, Global Business Group)	April 1981	Joined The Bank of Tokyo, Ltd.
		June 2007	Executive Officer of BTMU
		May 2012	Managing Executive Officer of BTMU
		May 2014	Managing Officer of MUFG
		May 2015	Senior Managing Executive Officer of BTMU
		May 2016	Senior Managing Executive Officer of MUFG (incumbent)
		June 2016	Senior Managing Director of BTMU (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Akira Hamamoto (May 19,1960)	Managing Executive Officer (Group CCO & Group CLO)	April 1983	Joined The Tokai Bank, Ltd
		June 2010	Executive Officer of MUFG
		May 2011	Executive Officer of BTMU
		May 2013	Managing Executive Officer of BTMU
		May 2015	Managing Officer of MUFG
		June 2015	Managing Director of BTMU (incumbent)
Managing Executive Officer of MUFG (incumbent)

Masamichi Yasuda (August 22,1960)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Atsushi Murakami (May 9,1961)	Managing Executive Officer (Group Head, Retail Banking Business Group)	April 1984	Joined The Sanwa Bank, Limited
		June 2010	Executive Officer of BTMU
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BTMU
		May 2016	Managing Executive Officer of MUFG (incumbent)
		June 2016	Managing Director of BTMU (incumbent)

Shigeru Yoshifuji (June 29,1962)	Managing Executive Officer (Group Chief Audit Officer, or CAO) General Manager, Internal Audit Division	April 1987	Joined The Mitsubishi Bank, Limited
		May 2010	General Manager, Credit Portfolio Management Division of BTMU
		May 2012	General Manager, Corporate Risk Management Division of BTMU
General Manager, Corporate Risk Management Division of MUFG
		June 2012	Executive Officer of BTMU
Executive Officer of MUFG
		May 2016	Retired from Executive Officer of BTMU
Managing Executive Officer of MUFG (incumbent)

The board of directors and corporate executive officers may be contacted through our headquarters at Mitsubishi UFJ Financial Group, Inc., 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

No family relationship exists among any of our directors or corporate executive officers.

B.	Compensation

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation, by MUFG and its subsidiaries during the fiscal year ended March 31, 2016 to our directors (excluding outside directors), to corporate auditors (excluding outside corporate auditors), to corporate executive officers and to outside directors and corporate auditors, was ¥382 million, ¥39 million, ¥1,139 million and ¥114 million, respectively.

The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2016 to our directors, corporate auditors and corporate executive officers consisted of annual base salaries, stock acquisition rights, bonuses and other benefits. On June 25, 2015, our previous governance framework with the board of directors and a separate board of corporate auditors was replaced with our current governance framework with the board of directors and board committees. Under our current governance framework, the compensation committee determines the compensation paid to our directors and corporate executive officers. Under our previous governance framework, the maximum aggregate amount of each type of compensation for our directors and corporate auditors was approved at a general meeting of our shareholders. The amount and allocation of compensation for each director were then proposed to, and voted upon by, the board of directors. The amount and allocation of compensation for each corporate auditor were determined through discussions and agreement among the corporate auditors. The nomination and compensation committee deliberated and made proposals to the board of directors regarding matters relating to, among other things, the compensation of our directors. For information regarding our governance framework, see “—C. Board Practices.”

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2016 to our directors (excluding outside directors), corporate auditors (excluding outside corporate auditors) and corporate executive officers:

		Non-Adjustable Compensation
Number of Directors, Corporate Auditors and Corporate Executive Officers(1)	Aggregate Compensation	Base Salary	Stock Acquisition Rights	Adjustable Compensation (Cash Bonuses)	Retirement Allowances(2)	Other
	(in millions)
25	¥1,560	¥1,091	¥229	¥240	—	—

Notes:

(1)	Includes the current directors, corporate auditors and corporate executive officers as well as those who retired during the fiscal year ended March 31, 2015 but excludes the outside directors and outside corporate auditors.
(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2015, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2016:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual salary	Stock options	Bonus
	(in millions)
Kiyoshi Sono	¥128	MUFG	¥41	¥8	¥14
		BTMU	41	7	17
Tatsuo Wakabayashi	¥109	MUFG	¥31	¥5	¥9
		MUTB	40	7	17
Nobuyuki Hirano	¥133	MUFG	¥42	¥9	¥14
		BTMU	42	8	18

Annual Base Salary

Annual base salaries were paid to our directors (including outside directors), corporate auditors (including outside corporate auditors) and corporate executive officers in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside directors), corporate auditors (excluding outside corporate auditors) and corporate executive officers for the fiscal year ended March 31, 2016 was ¥1,091 million. The aggregate annual base salary paid to our outside directors and outside corporate auditors for the same period was ¥114 million.

Stock-based Compensation Plans

We have issued stock acquisition rights to further motivate our directors (excluding outside directors) and certain of our officers to contribute to the improvement of our stock prices and profits. The number of options granted to each director and officer was determined by comprehensively taking into account each grantee’s seniority of the position held at MUFG or its subsidiaries, experience and contribution to our performance throughout the period of the grantee’s service. On June 27, 2013, our shareholders approved modifications to the previous shareholder authorization for granting stock acquisition rights to our directors, corporate auditors and certain of our officers so that no outside directors or corporate auditors (including outside corporate auditors) would be eligible for any stock-based compensation plan adopted by the board of directors on or after that date.

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

Performance-based Stock Compensation Plan

On May 16, 2016, MUFG’s compensation committee decided to cease to provide any additional stock-based compensation plan and to introduce a new performance-based stock compensation plan. Under the performance-based stock compensation plan, qualified directors and officers (excluding outside directors and directors serving as audit committee members) of MUFG and its major domestic subsidiaries are assigned, on a monthly basis, (1) points based on their job responsibilities, or non-adjustable points, and (2) additional points based on their job responsibilities which are adjusted at the end of each fiscal year and at the end of each plan period to reflect the extent to which a financial performance target determined by the compensation committee is attained, or adjustable points. Each plan period is expected to correspond to the period covered by the three-year medium-term business plan of MUFG. Each accumulated point represents a right to receive one share of MUFG common stock from a trust established in Japan to administer the plan grants as determined by the compensation committee.

The right to receive shares of MUFG common stock in exchange for non-adjustable points becomes vested and nonforfeitable, and the shares are delivered, upon the grantee’s departure from his or her job responsibilities as a director or officer. The right to receive shares of MUFG common stock in exchange for adjustable points becomes vested and nonforfeitable, and the shares are delivered, at the end of each plan period. The vesting in either case is subject to conditions imposed by the compensation committee, including non-engagement in misconduct. A portion of the shares subject to a grantee’s vested right may be delivered in cash.

The grantees are entitled to “dividend equivalent credits” on their granted but unvested rights under the plan when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested rights under the plan, less expenses relating to the administration of the plan. Accumulated dividend equivalents are paid to grantees at the time of the delivery of the shares.

The shares to be delivered to grantees will be purchased on the open market by the trustee of the trust pursuant to a trust agreement among MUFG, the trustee and the independent caretaker of the trust. Each plan will be funded in cash up to a maximum aggregate amount of ¥15.8 billion.

For the initial plan, the start date was July 1, 2016. The plan is tied to MUFG’s current medium-term business plan for the three-year period ending March 31, 2018. The plan was funded with ¥10.2 billion in cash, and 18,785,400 shares of MUFG common stock were purchased by the trustee of the trust for the plan in May 2016.

Bonuses

We from time to time paid cash bonuses to our directors and corporate executive officers to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses were deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s individual performance of his or her duties as a director in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors and corporate auditors (including outside corporate auditors) is eligible to receive a cash bonus. Under our previous governance framework, the nomination and compensation committee evaluated the amount of cash bonuses annually to determine the reasonableness of the amount in proportion to the aggregate compensation approved by our shareholders. Under our current governance framework, the compensation committee determines the cash bonus for each director and officer based on our financial results and his or her job performance for the preceding fiscal year as well as his or her seniority and experience. The aggregate cash bonus paid to our directors and corporate executive officers for the fiscal year ended March 31, 2016 was ¥240 million.

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

Pursuant to a one-time shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. No retirement allowance was paid in cash by MUFG and its subsidiaries pursuant to the one-time shareholder approval during the fiscal year ended March 31, 2016 to our directors (excluding outside directors), to corporate auditors (excluding outside corporate auditors) and to outside directors and corporate auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions.

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

Unless otherwise provided in the relevant Restricted Share Unit Agreement, RSUs become vested and nonforfeitable as follows: one-third (33 1/3%) of a grantee’s RSUs vests on each one year anniversary of the date of the grant such that all of the RSUs become fully vested after three years from the grant date so long as the grantee satisfies the specified continuous service requirements and any other conditions under the applicable plan documents, subject to certain clawback and notice period provisions.

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

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUAH and the trustee. As of July 11, 2016, 30,012,816 RSUs have been granted under the MUAH Stock Bonus Plan.

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

The ADSs to be delivered to grantees are purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between BTMU HQA and the trustee. Through June 7, 2015, 5,367,466 RSUs were granted under the previous BTMU HQA Plan, of which 633,757 RSUs were outstanding as of July 11, 2016. No further RSUs will be granted under the previous BTMU HQA Stock Bonus Plan.

For more information on the BTMU HQA Stock Bonus Plan, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

UNBC Stock Bonus Plan

Under the UNBC Stock Bonus Plan, selected employees of Union BanCal Corporation, or UNBC, and its subsidiaries were paid some or a portion of annual bonuses in the form of RSUs representing a right to receive ADRs, evidencing ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants upon the satisfaction of vesting conditions as determined pursuant to the plan as well as a Restricted Share Unit Agreement between UNBC and the grantees.

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

The ADSs to be delivered to grantees are purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between UNBC and the trustee. As of July 11, 2016, 26,734,407 RSUs have been granted under the plan, of which 2,163,966 RSUs were outstanding. No further RSUs will be granted under the UNBC Stock Bonus Plan.

For more information on the UNBC Stock Bonus Plan, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Share Ownership

As of June 30, 2016, our directors and corporate executive officers held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Kiyoshi Sono	50,620
Takashi Nagaoka	386,940
Mikio Ikegaya	42,630
Nobuyuki Hirano	38,100
Tadashi Kuroda	94,900
Muneaki Tokunari	236,400
Masamichi Yasuda	10,200
Takashi Oyamada	42,350
Takashi Mikumo	254,000
Takehiko Shimamoto	277,000
Yuko Kawamoto	14,700
Haruka Matsuyama	600
Kunie Okamoto	46,136
Tsutomu Okuda	5,900
Hiroshi Kawakami	—
Yukihiro Sato	12,400
Akira Yamate	—

Corporate Executive Officers	Number of Shares Registered
Satoshi Murabayashi	3,000
Junichi Okamoto	14,700
Naoto Hirota	162,000
Saburo Araki	32,680
Kanetsugu Mike	7,655
Eiichi Yoshikawa	16,200
Akira Hamamoto	86,400
Atsushi Murakami	7,300
Shigeru Yoshifuji	100,400

None of the shares of our common stock held by our directors and corporate executive officers have voting rights that are different from shares of our common stock held by any other shareholder.

For information on the stock-based compensation and performance-based stock compensation plans for our directors and corporate executive officers, see “—Stock-based Compensation Plans.”

C.	Board Practices

Our articles of incorporation provide for a board of directors with statutorily mandated nominating and governance committee, audit committee and compensation committee, each consisting of members of the board of directors. We have also elected, though not statutorily mandated under the Companies Act of Japan, to establish a risk committee consisting of directors and outside professionals. In May 2016, we established a U.S. risk committee pursuant to the U.S. enhanced prudential standards for foreign banking organizations. Our corporate executive officers are responsible for executing and managing our business operations based on a delegation of authority by the board of directors, and our directors set our key management policies and oversee the execution of duties by these corporate executive officers.

In June 2015, our shareholders approved an amendment to our articles of incorporation to adopt our current governance framework with a board of directors and board committees. We previously had a governance framework with a board of directors and a board of corporate auditors. The Companies Act permits three types of governance system for large companies such as MUFG: (1) a company with a nominating committee, an audit committee and a compensation committee, (2) a company with a board of corporate auditors, and (3) a company with an audit and supervisory committee. Our previous governance framework was based on the second system, and our newly adopted governance system is based on the first system.

With respect to companies adopting the first system, including MUFG, each of the nominating, audit and compensation committees must consist of members of the board of directors, and the majority of each committee must be outside directors as defined by the Companies Act. In addition, the board of directors must appoint corporate executive officers (shikkoyaku) to execute and manage the business operations of the company under the authority delegated by the board of directors. Based on this system, our current governance framework is designed to facilitate more flexible and swifter decision-making and increase transparency in our management processes.

An “outside director” is defined by the Companies Act as a person who meets all of the following conditions:

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

•

the person is not the spouse or a family member within the second degree of kinship of a director, a corporate executive officer, a manager, or any other type of important employee of the company or a person who controls the company.

Board of Directors

Our board of directors consists of directors who are elected at a general meeting of shareholders. Under our articles of incorporation, the number of directors may not exceed 20. We currently have 17 directors, seven of whom are outside directors and two of whom are internal non-executive directors.

The regular term of office of a director is one year from the date of election, and directors may serve their terms until the close of the annual general meeting of shareholders held for the following year after their election. Directors may serve any number of consecutive terms.

Under the Companies Act, the board of directors has the authority to determine our basic management policy, make decisions on the execution and management of our business operations, and oversee the execution by the corporate executive officers of their duties. The board of directors may delegate, to the extent permitted by the Companies Act, the authority to make decisions on the execution and management of our business operations. Our board of directors has delegated most of this authority to the corporate executive officers.

The board of directors elects the Chairman and the Deputy Chairman from among its members and appoints key management members based on recommendations submitted to it by the nominating committee.

Under the Companies Act, a resolution of the board of directors is required if any director wishes to engage in any business that is in competition with us or any transaction with us. Additionally, no director may vote on a proposal, arrangement or contract in which that director is deemed to be particularly interested.

Neither the Companies Act nor our articles of incorporation contain special provisions as to the borrowing power exercisable by a director, the retirement age of our directors, or a requirement of our directors to hold any shares of our capital stock.

Under the Companies Act and our articles of incorporation, we may exempt, by resolution of the board of directors, our directors from liabilities to MUFG arising in connection with their failure to execute their duties in good faith and without gross negligence within the limits stipulated by applicable laws and regulations. In addition, we have entered into a liability limitation agreement with each outside director and non-executive director which limits the maximum amount of their liability to MUFG arising in connection with a failure to execute their duties in good faith and without gross negligence to the greater of either ¥10 million or the aggregate sum of the amounts prescribed in Paragraph 1 of Article 425 of the Companies Act and Articles 113 and 114 of the Companies Act Enforcement Regulations.

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

Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Our nominating and governance committee currently consists of six directors. The chairman of the committee is Tsutomu Okuda, an outside director. The other members of this committee are Yuko Kawamoto, Haruka Matsuyama, Kunie Okamoto and Hiroshi Kawakami, who are outside directors, and Nobuyuki Hirano, Director, President & Group CEO. Between June 2015 and March 2016, the nominating and governance committee met 11 times.

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

Under the Companies Act, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our audit committee currently has five members. The chairman of the committee is Akira Yamate, an outside director. The other members of this committee are Hiroshi Kawakami and Yukihiro Sato, who are outside directors, and Takashi Mikumo and Takehiko Shimamoto, who are non-executive directors. Between June 2015 and March 2016, the audit committee met 14 times.

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

Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Our compensation committee currently consist of six directors. The chairman of the committee is Kunie Okamoto, an outside director. The other members of this committee are Yuko Kawamoto, Haruka Matsuyama, Tsutomu Okuda and Hiroshi Kawakami, who are outside directors, and Nobuyuki Hirano, Director, President & Group CEO. Between June 2015 and March 2016, the compensation committee met six times.

Risk Committee

In addition to the foregoing three committees, which are mandated by the Companies Act, we have a risk committee, which was initially established under our previous governance framework and which we continue to have under our current governance framework on a voluntary basis. The risk committee deliberates and makes recommendations to the board of directors on matters regarding group-wide risk management as well as top risk matters including significant compliance issues.

MUFG Corporate Governance Policies provide that the committee shall consist of outside directors and outside professionals, who are professionals with no prior employment relationship with any of the MUFG group companies. The committee currently has five members. The chairperson of the committee is Yuko Kawamoto, an outside director. The other members of this committee are Tsutomu Okuda, an outside director, Tadashi Kuroda, Director, a Senior Managing Executive Officer and Group CSO & Group CHRO, and Akira Ariyoshi and Kenzo Yamamoto, who are outside professionals. Between April 2015 and March 2016, the risk committee met four times.

U.S. Risk Committee

The U.S. risk committee oversees the risk management function for our combined U.S. operations. Its oversight role includes, but is not limited to, all roles and responsibilities required under the FRB’s final rules for Enhanced Prudential Standards for foreign banking organizations. The committee monitors liquidity and all other types of risk exposures, reviews the risk management policies and procedures, and oversees compliance with such policies and procedures for our combined U.S. operations. The committee is a subcommittee of the board of directors of MUFG, and reports and makes recommendations to MUFG’s board of directors and MUFG’s risk committee.

The members of the U.S. risk committee are appointed by MUFG’s board of directors after consideration of member candidates reviewed and recommended by MUFG’s risk committee and nominating and governance committee. We have decided that the U.S. risk committee will consist of members of MUAH’s risk committee, delegates from MUFG, MUFG’s Regional Executive for the Americas, or the REA, and MUAH’s CEO. The chairperson of the committee will be an outside director of MUAH. The committee currently has six members, consisting of three outside directors of MUAH, Managing Executive Officer and Group CRO of MUFG, the REA and MUAH’s CEO.

Corporate Executive Officers

Our corporate executive officers are responsible for executing and managing our business operations within the scope of the authority delegated to them by the board of directors.

Under the Companies Act, at least one corporate executive officer must be appointed by a resolution of the board of directors. We currently have 16 corporate executive officers. Under our articles of incorporation, the board of directors shall appoint a president and a deputy president, who, as representative executive officers, may represent us severally. The term of office of each corporate executive officer expires at the conclusion of the first meeting of the board of directors convened after the ordinary general meeting of shareholders for the last fiscal year that ends within one year following the corporate executive officer’s assumption of office.

Under the Companies Act of Japan, a resolution of the board of directors is required if any executive officer wishes to engage in any business that is in competition with us or any transaction with us.

Under the Companies Act and our articles of incorporation, we may exempt, by resolution of the board of directors, our corporate executive officers from liabilities to MUFG arising in connection with their failure to execute their duties in good faith and without gross negligence within the limits stipulated by applicable laws and regulations. We, however, currently have no such arrangements with any of our executive directors.

Committees Established on a Voluntary Basis under Our Previous Governance Framework

Under our previous governance framework, we had a nomination and compensation committee, an internal audit and compliance committee, and a governance committee, each voluntarily established to support our board of directors. These committees have discontinued their services following the establishment of the three statutorily mandated committees under our newly adopted governance framework. Between April 2015 and June 2015, the nomination and compensation committee met seven times, the internal audit and compliance committee met four times, and the governance committee met six times.

For additional information on our board of directors and corporate executive officers, see “—A. Directors and Senior Management,” “—B. Compensation” and “Item 10.B. Additional Information—Memorandum and Articles of Incorporation.”

For a summary of significant differences in corporate governance practices between MUFG and U.S. companies listed on the New York Stock Exchange, see “Item 16G. Corporate Governance.”

D.	Employees

As of March 31, 2016, we had approximately 104,900 employees, an increase of approximately 2,600 employees compared with the number of employees as of March 31, 2015. In addition, as of March 31, 2016, we had approximately 35,000 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2016:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	15%
Corporate Banking Business Unit	9
Global Business Unit	44
Global Markets Unit	1
Corporate Services	7
Corporate Center/Independent Divisions	1

Business unit
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	4
Trust Assets	4
Real Estate	1
Global Markets	1
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Sales Marketing Business Unit	3
Global Investment Banking Business Unit	1
Global Markets Business Unit	0
International Business Unit	1
Corporate Center and Others	2
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Merchant Business Management Division	0
Operations Division	0
Systems Division	0
Corporate Division	0
Others	2

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	34%
United States	12
Europe	2
Asia/Oceania excluding Japan	29
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	10
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	6
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	3
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2016, we had 782,622 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2016, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue(4)
Japan Trustee Services Bank, Ltd. (Trust account)(1)	748,648,100	5.28%
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	540,923,500	3.81
Japan Trustee Services Bank, Ltd. (Trust account 9)(1)	223,278,300	1.57
State Street Bank and Trust Company	219,174,744	1.54
The Bank of New York Mellon SA/NV 10	218,600,440	1.54
State Street Bank West Client—Treaty 505234	188,599,978	1.33
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	184,158,625	1.29
Nippon Life Insurance Company	182,072,553	1.28
Meiji Yasuda Life Insurance Company(3)	175,000,000	1.23
Japan Trustee Services Bank, Ltd. (Trust account 6)(1)	162,325,700	1.14

Total	2,842,781,940	20.06%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our ADSs.
(3)	These shares are those held in a pension trust account with The Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.
(4)	Numbers are truncated after two decimal points.

As of March 31, 2016, 1,859,456 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate auditors. Our major shareholders do not have different voting rights.

As of March 31, 2016, 2,281,936,995 shares, representing 16.10% of our outstanding common stock, were owned by 369 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 184,158,625 shares, or 1.29%, of our issued common stock.

B.	Related Party Transactions

As of March 31, 2016, we held approximately 22.3% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

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

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2016, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

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

Legal Proceedings

From time to time, we are involved in various litigation matters and other legal proceedings, including regulatory actions. Although the final resolution of any such matters and proceedings could have a material effect on our consolidated operating results for a particular reporting period, based on our current knowledge and consultation with legal counsel, we believe the current litigation matters and other legal proceedings, when ultimately determined, will not materially affect our results of operations or financial position. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.” and Note 27 to our consolidated financial statements included elsewhere in this Annual Report.

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥18 per share of our common stock for the fiscal year ended March 31, 2016 were approved by shareholders at the ordinary general meeting of shareholders held on June 29, 2016.

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

Market Price Information

The following table shows, for the periods indicated, the reported intra-day high and low trade prices for shares of our common stock on the Tokyo Stock Exchange, or the TSE, and of the ADSs on the New York Stock Exchange, or the NYSE:

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(U.S.$)
Fiscal year ended March 31, 2011	520	321	5.68	4.44
Fiscal year ended March 31, 2012	448	318	5.36	4.01
Fiscal year ended March 31, 2013	592	328	6.10	4.16
Fiscal year ended March 31, 2014	755	515	7.31	5.19
Fiscal year ended March 31, 2015
First quarter	642	523	6.27	5.21
Second quarter	639.8	571.0	6.31	5.58
Third quarter	700.3	546.2	5.92	5.13
Fourth quarter	811.0	604.0	6.72	5.17
February	792.0	617.4	6.65	5.30
March	811.0	735.2	6.72	6.20
Fiscal year ended March 31, 2016
First quarter	936.8	809.8	7.62	6.28
Second quarter	900.0	699.5	7.33	5.97
Third quarter	835.3	576.1	6.83	6.13
Fourth quarter	609.4	446.2	6.24	3.9
Fiscal year ending March 31, 2017
April	553.8	492.7	5.29	4.33
May	553.8	485.7	4.93	4.51
June	544.7	448.7	5.01	4.39
July (through July 5)	459.9	450.0	5.01	4.29

B.	Plan of Distribution

Not applicable.

C.	Markets

The primary market for our common stock is the TSE. Our common stock is also listed on the Nagoya Stock Exchange in Japan. ADSs, each representing one share of common stock, are quoted on the NYSE under the symbol, “MTU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our Articles of Incorporation provides that our corporate purpose is to carry on the following businesses:

•	administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which we may own as our subsidiaries under the Banking Law;

•	any businesses incidental to the foregoing businesses mentioned in the preceding item; and

•	any other businesses in which bank holding companies are permitted to engage under the Banking Law in addition to the foregoing businesses mentioned in the preceding two items.

Board of Directors

For discussion of the provisions of our Articles of Incorporation as they apply to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Common Stock

We summarize below the material provisions of our Articles of Incorporation, our share handling regulations and the Companies Act as they relate to a type of joint stock company known as kabushiki kaisha, within which we fall. Because it is a summary, this discussion should be read together with our Articles of Incorporation and share handling regulations, which have been filed as exhibits to this Annual Report.

General

A joint stock company is a legal entity incorporated under the Companies Act. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders’ liability is limited to the amount of the subscription for the shares.

As of June 29, 2016, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2016, a total of 14,168,853,820 shares of common stock (including 380,944,204 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

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

In order to assert shareholder rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with the Companies Act and our share handling regulations. The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs, or its nominee. Accordingly, holders of ADSs will not be able to assert shareholder rights other than as provided in the agreement among us, the depositary and the holders of the ADSs.

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

Under the Banking Law and our Articles of Incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record as of March 31 following shareholders’ approval at a general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Companies Act, distribution of dividends will take the form of distribution of surplus (as defined below). We will be permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meetings of shareholders, subject to certain limitations described below. Distributions of surplus are in principle required to be authorized by a resolution of a general meeting of shareholders. Distributions of surplus would, however, be permitted to be made pursuant to a resolution of our board of directors if:

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

Under the Companies Act, distributions of surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or our board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) our board of directors, grant to our shareholders the right to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. See “—B. Memorandum and Articles of Association—Common Stock—Voting Rights.”

Under the Companies Act, we may make distributions of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount (as defined below) as of the effective date of such distributions of surplus. The amount of surplus (the “surplus”) at any given time shall be the amount of our assets and the book value of our treasury stock after subtracting the amounts of items (1) through (5) below as they appear on our non-consolidated balance sheet as of the end of our last fiscal year, and after reflecting the changes in our surplus after the end of our last fiscal year, by adding the amounts of items (6), (7) and (8) below and/or subtracting the amounts of items (9), (10) and (11) below:

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

Capital and Reserves

Under the Companies Act, we may reduce our additional paid-in capital or legal reserve (without limitation as to the amount of such reduction) as mentioned previously, generally by resolution of a general meeting of shareholders and, if so resolved in the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. We may also reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so resolved in the same resolution, such reduction may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve. Conversely, we may reduce our surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

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

Under the unit share system, each unit is entitled to one voting right. A holder of less than one unit has no voting right. Our Articles of Incorporation provide that the holders of shares constituting less than a full unit will not have shareholder rights except for those specified in the Companies Act or an ordinance of the Ministry of Justice, including rights (i) to receive dividends, (ii) to receive cash or other assets in case of consolidation or split of shares, stock-for-stock exchange or stock-for-stock transfer, corporate split or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Shareholders may require us to purchase shares constituting less than a unit at the current market price. In addition, holders of shares constituting less than a unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of share; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate the desired sale and purchase. The board of directors may reduce the number of shares constituting a unit or cease to use the unit share system by amendments to the Articles of Incorporation without shareholders’ approval even though amendments to the Articles of Incorporation generally require a special resolution of the general meeting of shareholders.

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

Under our Articles of Incorporation, except as otherwise provided by law or by other provisions of our Articles of Incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the voting rights represented at the meeting. The Companies Act and our Articles of Incorporation require a quorum of not less than one-third of the total number of voting rights for election of our directors and corporate auditors.

The Companies Act and our Articles of Incorporation provide that a quorum of not less than one-third of outstanding voting rights, excluding those owned by our subsidiaries and affiliates of which we own, directly or indirectly, 25 percent or more, must be present at a shareholders’ meeting to approve specified corporate actions, such as:

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

Subscription Rights

Holders of our shares have no preemptive rights under our Articles of Incorporation. Under the Companies Act, however, our board of directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, these subscription rights must be given on uniform terms to all shareholders, and if a specified record date is set, it must be announced in a public notice at least two weeks prior to the record date. A notification to each individual shareholder must also be given at least two weeks prior to the subscription date.

Under the Companies Act, rights to subscribe for new shares may not be transferred; however, we may allot stock acquisition rights to shareholders without consideration, and such rights will be transferable.

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2016, we (excluding our subsidiaries) owned 378,088,933 shares of treasury stock.

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our Articles of Incorporation, the share handling regulations and the Companies Act as currently in effect. The detailed rights of our preferred stock are set out in our Articles of Incorporation and the resolutions of our board of directors relating to the issuance of the relevant stock.

General

As of March 31, 2015, we were authorized under our Articles of Incorporation to issue four classes of preferred stock totaling 800,001,000 shares of preferred stock, including 400,000,000 shares of each of the second to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the three series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), and 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares) Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Act of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese financial instruments exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of a competent finance bureau within 5 business days a report concerning such shareholdings.

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

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations and certain IRS guidance relating to the treatment of certain qualifying government bonds, and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2016 because we did not meet either the income test or the asset test. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2017 or any future taxable year due to changes in our income or asset composition. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form or that the above IRS guidance which is scheduled to expire for taxable years beginning after 2016 will continue to apply. Moreover, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

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

Mark-to-Market Election.    If the shares or ADSs are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such shares or ADSs would constitute “marketable stock” for purposes of the PFIC rules, and a U.S. holder would not be subject to the foregoing PFIC rules if such holder made a mark-to-market election. After making such an election, the U.S. holder generally would include as ordinary income each year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our shares or ADSs at the end of the taxable year over such holder’s adjusted basis in such shares or ADSs. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. holder also would be allowed to take an ordinary loss in respect of the excess, if any, of the holder’s adjusted basis in our shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. holder’s tax basis in our shares or ADSs would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the shares or ADSs cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that we are classified as a PFIC, U.S. holders are urged to consult their tax advisors regarding the availability of the mark-to-market election, and whether the election would be advisable in the holder’s particular circumstances.

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

•

provides a correct taxpayer identification number on a properly completed U.S. IRS Form W-9 or other appropriate form which certifies that the U.S. holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the IRS. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the IRS. All holders should consult their tax advisors as to their qualification for the exemption from backup withholding and the procedure for obtaining an exemption.

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

We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

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

Risk Classification

At the holding company level, we broadly classify and define risk categories faced by the Group, including those that are summarized below. Group companies perform more detailed risk management based on their respective operations.

Type of Risk	Definition

Credit Risk	The risk of financial loss in credit assets (including off-balance sheet instruments) caused by deterioration in the credit conditions of counterparties. This category includes country risk.

Market Risk	The risk of financial loss where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices and foreign exchange rates. Market liquidity risk is the risk of financial loss caused by the inability to secure market transactions at the required volume or price levels as a result of market turbulence or lack of trading liquidity.

Liquidity Risk	The risk of incurring loss if a poor financial position at a group company hampers the ability to meet funding requirements or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events.

• Operations Risk	The risk of incurring loss that might be caused by negligence of correct operational processing, or by incidents or misconduct by either officers or staff, as well as other similar risks.

• Information Asset Risk	The risk of loss caused by loss, alteration, falsification or leakage of information, or by destruction, disruption, errors or misuse of information systems, as well as other similar risks.

• Tangible Asset Risk	The risk of loss due to damage to tangible assets or deterioration in the operational environment caused by disasters or inadequate asset maintenance, as well as risks similar to this risk.

• Personnel Risk	The risk of loss due to an outflow or loss of human resources or deterioration in employee morale, as well as risks similar to this risk.

• Legal Risk	The risk of loss due to failure to comply with applicable laws and regulations, adequately evaluate contractual rights and obligations, or appropriately deal with disputes, as well as other similar risks.

• Reputation Risk	The risk of loss due to deterioration in reputation as a consequence of the spread of rumors among customers or in the market, or as a consequence of inadequate response to a particular circumstance by MUFG, as well as other similar risks.

Risk Management System

We have adopted an integrated risk management system to promote close cooperation among the holding company and group companies. The holding company and the major subsidiaries (which include BTMU, MUTB and MUSHD) each appoint a chief risk officer and establish an independent risk management division. The board of directors of the holding company determines risk management policies for various types of risk based on the discussions at, and reports and recommendations from, committees established specially for risk management purposes. The holding company has established committees to assist management in managing risks relevant to the Group. Following the fundamental risk management policies determined by the board of directors, each group company establishes its own systems and procedures for identifying, analyzing and managing various types of risks from both quantitative and qualitative perspectives. The holding company seeks to enhance group wide risk identification, to integrate and improve the Group’s risk management system and related methods, to maintain asset quality, and to eliminate concentrations of specific risks.

The following diagram summarizes our integrated risk management framework:

Risk Management System

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

Recognizing that our operations, particularly in Japan, are subject to the risk of earthquakes and other natural disasters as well as accidents resulting from such disasters, including a sudden massive blackout in major metropolitan areas in Japan, and that our contingency plans may not address all eventualities that may occur in the event of a material disruption to our operations, we continue to conduct a comprehensive review of our existing business continuity plan to more effectively respond to such extreme scenarios, and to contemplate and implement measures to augment our current business continuity management framework, including enhancing our off-site back-up data storage and other information technology systems.

Implementation of Basel Standards

In determining capital ratios under the FSA guidelines implementing Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2016. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUAH has adopted a phased rollout of the Internal Ratings-Based Approach. We reflect market risk in our risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines implementing Basel III, we reflect operational risk in our risk-weighted assets by using the Standardized Approach and the Advanced Measurement Approach. The Basel Committee on Banking Supervision has issued proposals to revise the current market risk framework, including stricter measures applicable to some of our investment securities portfolio. For more information, see “—Operational Risk Management.”

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

When quantifying credit risk amounts using the internal models, MUFG and its major banking subsidiaries consider various parameters, including probability of default, loss given default, and exposure at default used in their borrower ratings, facility risk ratings and pool assignments as well as any credit concentration risk in particular borrower groups or industry sectors. MUFG and its major banking subsidiaries also share credit portfolio data in appropriate cases.

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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2016 was subject to a variation of approximately ¥3.65 billion when TOPIX index moves one point in either direction.

We seek to manage and reduce strategic equity portfolio risk based on quantitative analysis such as the sensitivity analysis described above. The aim is to keep this risk at appropriate levels compared with Tier 1 capital while generating returns commensurate with the degree of risk exposure.

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

Summaries of Market Risks (Fiscal Year Ended March 31, 2016)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2016 was ¥21.17 billion, comprising interest rate risk exposure of ¥22.93 billion, foreign exchange risk exposure of ¥13.37 billion, and equity-related risk exposure of ¥1.74 billion. Compared with the VaR as of March 31, 2015, we experienced an increase in market risk during the fiscal year ended March 31, 2016, primarily due to an increase in foreign exchange risk and interest rate risk.

Our average daily VaR for the fiscal year ended March 31, 2016 was ¥15.76 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 65%, foreign exchange risk for approximately 25% and equity-related risk for approximately 8%, of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2014—March 31, 2015	Average	Maximum(1)	Minimum(1)	March 31, 2015
	(in billions)
MUFG	¥20.51	¥25.01	¥16.02	¥21.86
Interest rate	18.25	23.79	14.74	17.63
Yen	7.65	12.95	4.87	9.50
U.S. Dollars	6.39	10.56	4.33	7.41
Foreign exchange	4.91	10.78	1.88	8.80
Equities	2.23	3.75	0.89	0.99
Commodities	0.26	1.27	0.00	0.05
Less diversification effect	(5.14)	—	—	(5.61)

April 1, 2015—March 31, 2016	Average	Maximum(1)	Minimum(1)	March 31, 2016
	(in billions)
MUFG	¥15.76	¥25.02	¥9.70	¥21.17
Interest rate	15.43	26.22	9.62	22.93
Yen	10.01	22.17	5.30	18.24
U.S. Dollars	6.24	15.67	2.96	10.04
Foreign exchange	5.91	15.30	2.71	13.37
Equities	2.05	18.30	0.49	1.74
Commodities	0.04	0.19	0.00	0.00
Less diversification effect	(7.67)	—	—	(16.87)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2016 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2015	¥17.45
July—September 2015	14.10
October—December 2015	14.12
January—March 2016	17.46

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2016, the revenue from our trading activities has been relatively stable, keeping positive numbers in 241 days out of 261 trading days in the period. During the same period, there were 119 days with positive revenue exceeding ¥1 billion and 3 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2016, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥539.0 billion. Market risk related to interest rates equaled ¥498.4 billion and equities-related risk equaled ¥218.9 billion. Compared with the VaR as of March 31, 2015, we experienced an increase in market risk during the fiscal year ended March 31, 2016, primarily due to an increase in interest rate risk.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 66% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2016, the yen accounted for approximately 46% while the U.S. dollar accounted for approximately 38%, and the euro approximately 16%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2016:

April 1, 2015—March 31, 2016	Average	Maximum(1)	Minimum(1)	March 31, 2016
	(in billions)
Interest rate	¥398.4	¥588.6	¥264.6	¥498.4
Yen	269.7	335.8	120.5	323.0
U.S. Dollars	188.9	267.8	102.1	267.7
Foreign exchange	1.4	1.9	1.1	1.2
Equities(2)	194.8	223.4	155.2	218.9
Less diversification effect	(168.5)	—	—	(179.5)
Total	426.2	610.8	278.0	539.0

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:

(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)	The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2016 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2015	¥423.9
July—September 2015	382.1
October—December 2015	435.7
January—March 2016	464.3

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2016 against that as of March 31, 2015, there was a three percentage point decrease in the Japanese yen from 49% to 46%, a 14 percentage point increase in the U.S. dollar from 24% to 38%, and a 11 percentage point decrease in the euro from 27% to 16%.

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

Hypothetical losses never exceeded VaR in the fiscal year ended March 31, 2016. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2016:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2016:

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

We have established a group-wide system for managing liquidity risk by categorizing the risk in the following three stages: normal, concern and crisis. The front offices and risk management offices of the major subsidiaries and the holding company exchange information and data on liquidity risk even at the normal stage. At higher alert stages, we centralize information about liquidity risk and discuss issues relating to group-wide liquidity control actions among group companies, if necessary. We have also established a system for liaison and consultation on funding in preparation for contingency, such as natural disasters, wars and terrorist attacks. The holding company and the major subsidiaries conduct group-wide contingency preparedness drills on a regular basis to ensure smooth implementation in the event of an emergency.

In addition, we have established a group-wide system for ensuring compliance with the minimum regulatory liquidity coverage ratio requirements by categorizing the risk in the following three stages: sufficient, concern and insufficient. The holding company and the major subsidiaries exchange information and data on LCR even at the sufficient stage. At higher alert stages, we hold group-wide LCR liaison meetings to discuss issues relating to LCR and, based on the discussion as well as the information and data that have been shared, take countermeasures to improve LCR as necessary.

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

Operational Risk Management System of Our Major Banking Subsidiaries

As set forth in the following diagram, we have established a risk management framework for loss data collection, control self assessment, and measurement of operational risk in order to appropriately identify, recognize, evaluate, measure, control, monitor and report operational risk.

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

(3) Outline of Measurement Model

Our operational risk equivalent amount measured under the AMA is a simple sum of the amounts calculated separately for (1) BTMU on a consolidated basis, (2) MUTB on a consolidated basis, and (3) the holding company and other principal consolidated subsidiaries, in accordance with applicable FSA rules. For each of BTMU and MUTB on consolidated basis, the operational risk equivalent amount is a simple sum of the amounts calculated based on the seven loss event types defined by the Basel Standards. For other Group companies, the operational risk equivalent amount is a simple sum of the amounts calculated based on eight loss event types consisting of the seven loss event types defined by the Basel Standards and an additional loss event type representing losses relating to repayment of excess interest associated with the consumer finance business of a subsidiary. We do not reflect the correlation effects among the loss event types in the calculation of our operational risk equivalent amount.

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

The following diagram summarizes our compliance framework:

Compliance Framework

Internal Reporting System and Accounting Auditing Hotline

The major subsidiaries have established internal reporting systems that aim to identify compliance issues early so that any problems can be quickly rectified. This system includes an independent external compliance hotline. Furthermore, the holding company has set up an MUFG Group Compliance Helpline that acts in parallel with group-company internal reporting systems and provides a reporting channel for directors and employees of group companies. In the holding company, the contents of the reported cases as well as the result of surveys is reported to the audit committee on a regular basis or whenever necessary.

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

Reports to the Audit Committee

The holding company has an audit committee within its board of directors as required by the Companies Act of Japan, and each of the major subsidiaries has established an audit and supervisory committee or an internal audit and compliance committee. Within each of the holding company and the major subsidiaries, the internal audit division reports to the committee on important matters, including the results of the internal audits and basic policies for planning internal audits.

Item 12.	Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees, charges and other payments relating to ADSs

As a holder of our ADSs, you will be required to pay to The Bank of New York Mellon, as depositary for the ADRs, or the Depositary, either directly or indirectly, the following fees or charges. The Depositary collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

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

Fees Waived or Paid by the Depositary

The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which consisted of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls. For the fiscal year ended March 31, 2016, the Depositary waived $132,246.06 of standard out-of-pocket expenses.

The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based on the number of outstanding ADSs. For the fiscal year ended March 31, 2016, the Depositary reimbursed us $1.0 million for such expenses.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2016.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2016 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2016.

The effectiveness of our internal control over financial reporting as of March 31, 2016 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 229.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2016 of the MUFG Group and our report dated July 15, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 15, 2016

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

We have adopted a code of ethics, which consists of internal rules named Principles of Ethics and Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our internal compliance rules were most recently amended on May 16, 2016. The amendments were intended to reflect organizational changes relating to our corporate governance framework and enhancements in our compliance framework. A copy of the Principles of Ethics and Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this Annual Report.

No waivers of the Principles of Ethics and Conduct or the ethical framework and code of conduct, as applicable, or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2016.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2015 and 2016 are presented in the following table:

	2015	2016
	(in millions)
Audit fees	¥6,753	¥7,143
Audit-related fees	537	549
Tax fees	304	477
All other fees	201	65

Total	¥7,795	¥8,234

The description of our fees billed for each category described above is as follows:

Audit fees—Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements and attestation services relating to the internal controls over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

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

Pre-Approval Policies and Procedures for Services by Deloitte Touche Tohmatsu LLC

Our audit committee performs the pre-approval function required by applicable SEC rules and regulations. Our audit committee has established pre-approval policies and procedures that MUFG and its subsidiaries must follow before engaging Deloitte Touche Tohmatsu LLC to perform audit and permitted non-audit services.

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

Pre-approval is resolved in principle by our audit committee prior to engagement, although if necessary a full-time member of our audit committee may consider any case-by-case application for pre-approval on behalf of the audit committee prior to the next scheduled audit committee meeting. Such decisions made individually by a full-time member of our audit committee are reported to and ratified by the audit committee as appropriate at the next scheduled audit committee meeting.

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were approximately 0.6% for the fiscal year ended March 31, 2015 and approximately 0.2% for the fiscal year ended March 31, 2016.

Review of Deloitte Touche Tohmatsu LLC’s Independence

On July 14, 2015, Deloitte Touche Tohmatsu LLC (“Tohmatsu”) advised MUFG’s Audit Committee that a senior partner who at the time served in an executive management role at Tohmatsu and was in the Chain of Command of Tohmatsu’s audit engagement of MUFG’s financial statements (“Partner in Senior Management” or “PISM”) had a savings account balance at BTMU that was not in compliance with SEC independence rules. Among other things, these rules prohibit certain audit firm personnel and their immediate family members from holding deposit accounts with audit clients with a balance in excess of deposit insurance limits. The PISM’s account balance, from time to time and for extended periods of time during the fiscal periods covered by audited financial statements included in this Annual Report through November 2014 exceeded the deposit insurance limit in Japan for interest-accruing accounts, which is ¥10 million. Tohmatsu also advised that the PISM’s account with BTMU was subsequently closed, and the PISM has since resigned from Tohmatsu. Tohmatsu also informed MUFG’s Audit Committee in July 2015 that three partners and five staff members on Tohmatsu’s audit team for MUFG’s subsidiaries or affiliates had bank account balances in excess of the Japanese deposit insurance limits.

In connection with its remedial efforts, Tohmatsu identified additional violations of SEC independence rules, including violations by a partner in the Chain of Command, partners and other members of Tohmatsu’s audit engagement teams for MUFG and its subsidiaries and affiliates, other persons covered by SEC independence rules, and their spouses. According to reports by Tohmatsu to MUFG’s Audit Committee, subsequent to the filing in July 2015 of MUFG’s annual report on Form 20-F for the fiscal year ended March 31, 2015 through July 13, 2016, there were 70 such additional violations involving 62 individuals. In addition to violations resulting from bank accounts that were not protected by, or with balances in excess of, deposit insurance limits, which comprised the substantial majority of violations, other violations were outstanding credit card balances in excess of the SEC’s permitted balance amount, bonds and loans prohibited by the SEC rules, and mutual fund, money fund, or money trust account holdings managed by MUFG’s subsidiaries and affiliates prohibited by the SEC rules.

During various meetings subsequent to the filing in July 2015 of our annual report on Form 20-F for the fiscal year ended March 31, 2015, Tohmatsu reported these additional violations to MUFG’s Audit Committee and stated in communications to the Audit Committee, as required by Public Company Accounting Oversight Board Rule 3526, that Tohmatsu had: (a) conducted an internal investigation of the relevant facts and circumstances and (b) concluded that Tohmatsu’s objectivity, impartiality and integrity with respect to its audit of MUFG’s financial statements were unaffected. Among other things, as reported and represented to the Audit Committee, Tohmatsu’s internal investigation found that the audit work performed was neither compromised nor influenced by the identified violations, and that:

•

Neither the Lead Client Service Partner, lead engagement partner, nor any other member of the engagement team management in a position to influence the US GAAP audit as of and for the fiscal year ended March 31, 2016 was or is in violation of the SEC independence rules;

•

Most of the partners and members of the audit engagement teams who had violated SEC independence rules did not substantively participate in the audit of MUFG or its subsidiaries or affiliates, did not conduct performance evaluations of members of the audit engagement team, and did not otherwise affect the results of the audit;

•	Most of the bank account balances and other financial interests at issue were small in amount relative to the level of income for those individuals, and the risk of loss was not material to them; and

•

An Audit Partner or supervisor who was not in violation of the SEC independence rules re-reviewed the work of all members of the audit engagement team who had violated the SEC independence rules and confirmed that their work did not compromise the integrity of the audit.

Further, Tohmatsu reported to the Audit Committee that corrective action to address each violation was taken, and that there are no continuing violations. Tohmatsu also reported that it had reported all identified violations, and represented its good faith belief that there should not be any unidentified violations.

The Audit Committee engaged counsel to review the circumstances relating to the PISM and the other reported violations by Tohmatsu. Based on discussions with Tohmatsu following Tohmatsu’s internal investigation, and after undertaking its own work to review the situation with the assistance of the Internal Audit Division of MUFG, the Audit Committee concluded that Tohmatsu’s ability to exercise objective and impartial judgment on issues within the scope of its audit of MUFG’s financial statements has not been impaired. Based on this determination, the Audit Committee concluded that the audited financial statements may be included in MUFG’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

The Audit Committee is continuing its discussions with Tohmatsu about the corrective measures Tohmatsu has taken, and will continue to take in the future, to enhance its policies and procedures to prevent violations of SEC independence rules by Tohmatsu personnel.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2015	5,339	¥792.16	—	—
May 1 to May 31, 2015	5,559	902.74	41,050,800	118,949,200
June 1 to June 30, 2015	7,694	897.87	70,101,000	48,848,200
July 1 to July 31, 2015	9,169	882.51	—	—
August 1 to August 31, 2015	6,588	866.10	—	—
September 1 to September 30, 2015	4,094	765.74	—	—
October 1 to October 31, 2015	3,459	758.89	—	—
November 1 to November 30, 2015	4,987	828.21	90,166,700	49,833,300
December 1 to December 31, 2015	9,835	802.95	31,537,000	18,296,300
January 1 to January 31, 2016	5,228	713.33	—	—
February 1 to February 29, 2016	1,802	548.33	—	—
March 1 to March 31, 2016	3,013	532.24	—	—

Total	66,767	858.89	232,855,500	—

Notes:
(1)	All of the purchased shares were shares constituting less than one unit (100 shares) purchased from registered holders of such shares at the current market price of those shares.
(2)	During May and June 2015, we repurchased 111,151,800 shares of our common stock for ¥99,999,972,728 under a share repurchase program that was adopted on May 15, 2015 and completed in June 2015. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 160,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 18, 2015 and July 31, 2015.
During November and December 2015, we repurchased 121,703,700 shares of our common stock for ¥99,999,982,169 under a share repurchase program that was adopted on November 13, 2015 and completed in December 2015. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 140,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 16, 2015 and December 31, 2015.

We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2016.

During May and June 2016, we repurchased 190,614,800 shares of our common stock for ¥99,999,963,346 under a share repurchase program that was adopted on May 16, 2016 and completed in June 2016. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 230,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 17, 2016 and June 30, 2016.

In connection with the BTMU Headquarters for the Americas Stock Bonus Plan, 2,029,779 ADSs were purchased by the trustee of the independent trust between April 1, 2015 and March 31, 2016. In the same period, 3,746,590 ADSs were purchased by the trustee of the independent trust in connection with the UNBC Stock Bonus Plan. In the same time period, 514,815 ADSs were purchased by the trustee of the independent trust in connection with the MUAH Stock Bonus Plan. In May 2016, 18,785,400 shares of MUFG common stock were purchased by the trustee of the trust for the new performance-based stock compensation plan. For descriptions of our stock bonus plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

As of June 30, 2016, we have seven outside directors as members of our board of directors, which consists of a total of seventeen members. Under our newly adopted governance system, we are required to have a majority of outside directors on each of our nominating, audit and compensation committees. For a description of an outside director, see “Item 6.C. Directors and Senior Management—Board Practices.”

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

Under the Companies Act, we are required to have an audit committee consisting of at least three non-executive directors, and the majority of its members must be outside directors. Currently, our audit committee consists of three outside directors and two non-executive directors. Our audit committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, including the independence requirements thereunder.

3. A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.

Under the Companies Act, we are required to have a compensation committee consisting of at least three directors, and the majority of its members must be outside directors. Currently, our compensation committee consists of six directors, five of whom are outside directors.

4. A NYSE-listed U.S. company must have a nominating or corporate governance committee composed entirely of independent directors.

Under the Companies Act, we are required to have a nominating committee consisting of at least three directors, and the majority of its members must be outside directors. Currently, our nominating committee, which we call the nominating and governance committee, consists of six directors, five of whom are outside directors.

5. A NYSE-listed U.S. company must obtain shareholder approval with respect to any equity compensation plan.

Under the Companies Act, an equity compensation plan for directors and corporate executive officers is deemed to be compensation for the services performed by the company’s directors and corporate executive officers. Our compensation committee establishes the policy with respect to the determination of the individual compensation of our directors and corporate executive officers, including equity compensation in the form of performance-based stock compensation plan, and determines individual compensation in accordance with the policy. Under the Companies Act, a public company with board audit, compensation and nominating committees seeking to introduce a performance-based stock compensation plan must obtain the approval of its compensation committee, not its shareholders.

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

Under the Companies Act, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under our internal corporate governance rules.

Item 16H.	Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2016 (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013 (English Translation)**

1(e)	Audit Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)

1(f)	Compensation Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)

1(g)	Nominating and Governance Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)

2(a)	Form of American Depositary Receipt***

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder***

7	Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges for the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016****

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15	Consent of independent registered public accounting firm

Exhibit	Description

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2016*****

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2016******

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 27, 2015.
**	Incorporated by reference to our registration statement on Form S-8 (File No. 333-204845) filed on June 10, 2015.
***	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.
****	Deemed to be incorporated as Exhibit 12.1 to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****	Deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
******	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.

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

I.    Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2014, 2015 and 2016. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Fiscal years ended March 31,
	2014			2015			2016
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥10,321,128	¥10,990	0.11%	¥21,485,054	¥21,218	0.10%	¥31,905,984	¥32,063	0.10%
Foreign	6,520,619	36,066	0.55	8,475,102	43,052	0.51	9,259,479	50,591	0.55

Total	16,841,747	47,056	0.28	29,960,156	64,270	0.21	41,165,463	82,654	0.20

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	958,054	2,506	0.26	1,844,761	4,526	0.25	3,997,009	1,184	0.03
Foreign	9,421,311	59,227	0.63	10,799,658	60,813	0.56	10,633,966	57,440	0.54

Total	10,379,365	61,733	0.59	12,644,419	65,339	0.52	14,630,975	58,624	0.40

Trading account assets:
Domestic	5,211,819	40,044	0.77	6,981,937	46,229	0.66	5,328,794	33,076	0.62
Foreign	22,827,441	367,371	1.61	20,891,721	353,791	1.69	22,146,669	389,004	1.76

Total	28,039,260	407,415	1.45	27,873,658	400,020	1.44	27,475,463	422,080	1.54

Investment securities(1):
Domestic	49,152,403	222,644	0.45	46,374,540	236,285	0.51	41,308,432	230,478	0.56
Foreign	5,166,347	119,693	2.32	6,379,303	147,457	2.31	7,059,232	157,564	2.23

Total	54,318,750	342,337	0.63	52,753,843	383,742	0.73	48,367,664	388,042	0.80

Loans(2):
Domestic	69,443,921	900,085	1.30	70,143,714	848,843	1.21	71,072,445	800,723	1.13
Foreign	33,153,305	763,657	2.30	43,871,874	1,132,431	2.58	50,003,733	1,253,615	2.51

Total	102,597,226	1,663,742	1.62	114,015,588	1,981,274	1.74	121,076,178	2,054,338	1.70

Total interest-earning assets:
Domestic	135,087,325	1,176,269	0.87	146,830,006	1,157,101	0.79	153,612,664	1,097,524	0.71
Foreign	77,089,023	1,346,014	1.75	90,417,658	1,737,544	1.92	99,103,079	1,908,214	1.93

Total	212,176,348	2,522,283	1.19	237,247,664	2,894,645	1.22	252,715,743	3,005,738	1.19

Non-interest-earning assets:
Cash and due from banks	3,441,312			3,722,685			3,853,732
Other non-interest-earning assets	33,369,623			37,604,759			43,714,893
Allowance for credit losses	(1,257,539)			(1,017,615)			(1,001,714)

Total non-interest-earning assets	35,553,396			40,309,829			46,566,911

Total assets	¥247,729,744			¥277,557,493			¥299,282,654

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an insignificant amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2014			2015			2016
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥102,854,486	¥65,358	0.06%	¥106,841,661	¥53,818	0.05%	¥110,396,310	¥69,634	0.06%
Foreign	30,453,791	161,297	0.53	37,361,232	246,874	0.66	41,066,208	280,701	0.68

Total	133,308,277	226,655	0.17	144,202,893	300,692	0.21	151,462,518	350,335	0.23

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	18,576,215	28,703	0.15	22,087,439	26,637	0.12	23,053,298	40,202	0.17
Foreign	9,871,891	17,467	0.18	11,226,775	21,944	0.20	11,365,395	13,801	0.12

Total	28,448,106	46,170	0.16	33,314,214	48,581	0.15	34,418,693	54,003	0.16

Due to trust account— Domestic	506,466	519	0.10	560,251	504	0.09	1,162,326	505	0.04

Other short-term borrowings and trading account liabilities:
Domestic	10,177,337	34,379	0.34	9,026,889	28,958	0.32	7,945,537	26,145	0.33
Foreign	4,332,788	23,122	0.53	5,397,526	31,494	0.58	5,787,927	28,427	0.49

Total	14,510,125	57,501	0.40	14,424,415	60,452	0.42	13,733,464	54,572	0.40

Long-term debt:
Domestic	9,763,504	126,686	1.30	13,482,605	131,952	0.98	16,765,693	160,489	0.96
Foreign	2,876,831	103,441	3.60	4,116,970	121,003	2.94	3,604,295	124,460	3.45

Total	12,640,335	230,127	1.82	17,599,575	252,955	1.44	20,369,988	284,949	1.40

Total interest-bearing liabilities:
Domestic	141,878,008	255,645	0.18	151,998,845	241,869	0.16	159,323,164	296,975	0.19
Foreign	47,535,301	305,327	0.64	58,102,503	421,315	0.73	61,823,825	447,389	0.72

Total	189,413,309	560,972	0.30	210,101,348	663,184	0.32	221,146,989	744,364	0.34

Non-interest-bearing liabilities	47,633,337			54,453,190			62,849,899

Total equity	10,683,098			13,002,955			15,285,766

Total liabilities and equity	¥247,729,744			¥277,557,493			¥299,282,654

Net interest income and interest rate spread		¥1,961,311	0.89%		¥2,231,461	0.90%		¥2,261,374	0.85%

Net interest income as a percentage of total interest-earning assets			0.92%			0.94%			0.89%

The percentage of average total assets attributable to foreign activities was 36.5%, 37.9% and 39.4%, respectively, for the fiscal years ended March 31, 2014, 2015 and 2016.

The percentage of average total liabilities attributable to foreign activities was 37.2%, 38.4% and 40.1%, respectively, for the fiscal years ended March 31, 2014, 2015 and 2016.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014, and the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015.

	Fiscal year ended March 31, 2014 versus fiscal year ended March 31, 2015			Fiscal year ended March 31, 2015 versus fiscal year ended March 31, 2016
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥11,079	¥(851)	¥10,228	¥10,466	¥379	¥10,845
Foreign	10,117	(3,131)	6,986	4,150	3,389	7,539

Total	21,196	(3,982)	17,214	14,616	3,768	18,384

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	2,185	(165)	2,020	2,633	(5,975)	(3,342)
Foreign	8,137	(6,551)	1,586	(923)	(2,450)	(3,373)

Total	10,322	(6,716)	3,606	1,710	(8,425)	(6,715)

Trading account assets:
Domestic	12,264	(6,079)	6,185	(10,404)	(2,749)	(13,153)
Foreign	(32,160)	18,580	(13,580)	21,740	13,473	35,213

Total	(19,896)	12,501	(7,395)	11,336	10,724	22,060

Investment securities(2):
Domestic	(13,072)	26,713	13,641	(27,125)	21,318	(5,807)
Foreign	28,038	(274)	27,764	15,308	(5,201)	10,107

Total	14,966	26,439	41,405	(11,817)	16,117	4,300

Loans:
Domestic	8,991	(60,233)	(51,242)	11,114	(59,234)	(48,120)
Foreign	268,580	100,194	368,774	154,504	(33,320)	121,184

Total	277,571	39,961	317,532	165,618	(92,554)	73,064

Total interest income:
Domestic	21,447	(40,615)	(19,168)	(13,316)	(46,261)	(59,577)
Foreign	282,712	108,818	391,530	194,779	(24,109)	170,670

Total	¥304,159	¥68,203	¥372,362	¥181,463	¥(70,370)	¥111,093

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2014 versus fiscal year ended March 31, 2015			Fiscal year ended March 31, 2015 versus fiscal year ended March 31, 2016
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥2,451	¥(13,991)	¥(11,540)	¥1,843	¥13,973	¥15,816
Foreign	40,916	44,661	85,577	25,107	8,720	33,827

Total	43,367	30,670	74,037	26,950	22,693	49,643

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	4,874	(6,940)	(2,066)	1,211	12,354	13,565
Foreign	2,540	1,937	4,477	268	(8,411)	(8,143)

Total	7,414	(5,003)	2,411	1,479	3,943	5,422

Due to trust account—Domestic	52	(67)	(15)	353	(352)	1

Other short-term borrowings and trading account liabilities:
Domestic	(3,751)	(1,670)	(5,421)	(3,542)	729	(2,813)
Foreign	6,067	2,305	8,372	2,165	(5,232)	(3,067)

Total	2,316	635	2,951	(1,377)	(4,503)	(5,880)

Long-term debt:
Domestic	41,049	(35,783)	5,266	31,485	(2,948)	28,537
Foreign	38,872	(21,310)	17,562	(16,163)	19,620	3,457

Total	79,921	(57,093)	22,828	15,322	16,672	31,994

Total interest expense:
Domestic	44,675	(58,451)	(13,776)	31,350	23,756	55,106
Foreign	88,395	27,593	115,988	11,377	14,697	26,074

Total	¥133,070	¥(30,858)	¥102,212	¥42,727	¥38,453	¥81,180

Net interest income:
Domestic	¥(23,228)	¥17,836	¥(5,392)	¥(44,666)	¥(70,017)	¥(114,683)
Foreign	194,317	81,225	275,542	183,402	(38,806)	144,596

Total	¥171,089	¥99,061	¥270,150	¥138,736	¥(108,823)	¥29,913

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio

The following table shows information as to the value of our Available-for-sale securities and Held-to-maturity securities at March 31, 2014, 2015 and 2016:

	At March 31,
	2014			2015			2016
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions)
Available-for-sale securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥41,388,592	¥41,589,009	¥200,417	¥35,079,893	¥35,405,632	¥325,739	¥28,427,163	¥29,127,841	¥700,678
Corporate bonds	1,229,167	1,264,960	35,793	982,427	1,008,982	26,555	795,427	816,984	21,557
Marketable equity securities	2,434,946	4,812,596	2,377,650	2,546,386	6,358,658	3,812,272	2,646,182	5,602,328	2,956,146
Other securities	592,682	600,471	7,789	684,645	692,187	7,542	1,088,843	1,103,232	14,389

Total domestic	45,645,387	48,267,036	2,621,649	39,293,351	43,465,459	4,172,108	32,957,615	36,650,385	3,692,770

Foreign:
U.S. Treasury and other U.S. government agencies bonds	485,565	480,470	(5,095)	675,623	683,513	7,890	869,152	880,154	11,002
Other governments and official institutions bonds	786,616	790,951	4,335	985,663	998,991	13,328	1,177,635	1,193,914	16,279
Mortgage-backed securities	1,205,344	1,165,948	(39,396)	1,149,968	1,139,202	(10,766)	1,090,886	1,076,866	(14,020)
Other securities	1,178,728	1,181,247	2,519	1,203,676	1,203,239	(437)	1,419,445	1,424,912	5,467

Total foreign	3,656,253	3,618,616	(37,637)	4,014,930	4,024,945	10,015	4,557,118	4,575,846	18,728

Total	¥49,301,640	¥51,885,652	¥2,584,012	¥43,308,281	¥47,490,404	¥4,182,123	¥37,514,733	¥41,226,231	¥3,711,498

Held-to-maturity securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥214,968	¥215,838	¥870	¥1,126,212	¥1,140,768	¥14,556	¥1,101,107	¥1,159,115	¥58,008
Other securities	400	400	—	300	300	—	200	200	—

Total domestic	215,368	216,238	870	1,126,512	1,141,068	14,556	1,101,307	1,159,315	58,008

Foreign:
U.S. Treasury and other U.S. government agencies bonds	3,166	4,265	1,099	62,209	63,765	1,556	62,563	63,965	1,402
Other governments and official institutions bonds	18,925	18,925	—	15,278	15,278	—	26,772	26,290	(482)
Mortgage-backed securities	685,963	678,603	(7,360)	925,813	940,030	14,217	1,139,631	1,145,520	5,889
Asset-backed securities	1,778,412	1,811,941	33,529	2,000,639	2,023,998	23,359	1,536,395	1,536,158	(237)
Other securities	5,148	5,155	7	—	—	—	—	—	—

Total foreign	2,491,614	2,518,889	27,275	3,003,939	3,043,071	39,132	2,765,361	2,771,933	6,572

Total	¥2,706,982	¥2,735,127	¥28,145	¥4,130,451	¥4,184,139	¥53,688	¥3,866,668	¥3,931,248	¥64,580

Nonmarketable equity securities presented in Other investment securities in the accompanying consolidated financial statements were primarily carried at cost of ¥711,416 million, ¥564,582 million and ¥530,026 million, at March 31, 2014, 2015 and 2016, respectively. The corresponding fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥26,201 million, ¥22,537 million and ¥24,689 million, at March 31, 2014, 2015 and 2016, respectively.

The following table presents the book values, maturities and weighted average yields of Available-for-sale securities and Held-to-maturity securities, excluding equity securities, at March 31, 2016. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥10,868,681	0.20%	¥8,668,736	0.40%	¥5,314,722	0.50%	¥4,275,702	1.40%	¥29,127,841	0.48%
Corporate bonds	102,699	0.63	528,593	0.60	153,250	0.73	32,442	0.98	816,984	0.64
Other securities	203,314	0.51	254,513	0.90	424,575	0.46	220,830	0.40	1,103,232	0.56

Total domestic	11,174,694	0.21	9,451,842	0.43	5,892,547	0.50	4,528,974	1.35	31,048,057	0.48

Foreign:
U.S. Treasury and other U.S. government agencies bonds	179,588	0.63	439,733	1.39	258,223	2.01	2,610	3.38	880,154	1.42
Other governments and official institutions bonds	395,840	1.63	632,175	2.35	156,480	3.21	9,419	2.94	1,193,914	2.22
Mortgage-backed securities	—	—	2,718	2.25	51,081	2.01	1,023,067	2.45	1,076,866	2.43
Other securities	342,249	1.65	498,735	2.19	308,617	1.97	258,043	2.07	1,407,644	1.99

Total foreign	917,677	1.44	1,573,361	2.03	774,401	2.24	1,293,139	2.38	4,558,578	2.05

Total	¥12,092,371	0.30%	¥11,025,203	0.66%	¥6,666,948	0.71%	¥5,822,113	1.60%	¥35,606,635	0.69%

Held-to-maturity securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥25	—%	¥—	—%	¥1,101,082	0.51%	¥—	—%	¥1,101,107	0.51%
Other securities	—	—	200	1.00	—	—	—	—	200	1.00

Total domestic	25	—	200	1.00	1,101,082	0.51	—	—	1,101,307	0.51

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	62,563	2.09	—	—	—	—	62,563	2.09
Other governments and official institutions bonds	238	—	—	—	26,534	2.04	—	—	26,772	2.02
Mortgage-backed securities	—	—	5,910	1.68	108,308	2.43	1,025,413	2.41	1,139,631	2.41
Asset-backed securities	—	—	62,743	0.90	1,206,231	1.57	267,421	1.13	1,536,395	1.47

Total foreign	238	—	131,216	1.50	1,341,073	1.65	1,292,834	2.14	2,765,361	1.87

Total	¥263	—%	¥131,416	1.50%	¥2,442,155	1.13%	¥1,292,834	2.14%	¥3,866,668	1.48%

Other than U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of the individual issuers held in our investment securities portfolio exceeded 10% of the consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2016.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and industry of the borrower at March 31 of each of the five fiscal years ended March 31, 2016. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2012	2013	2014	2015	2016
	(in millions)
Domestic:
Manufacturing	¥11,451,720	¥11,767,352	¥11,540,753	¥11,703,428	¥12,158,642
Construction	1,155,926	1,056,276	980,877	977,892	913,180
Real estate	11,035,029	11,143,777	10,989,562	10,911,240	11,175,130
Services	3,239,688	2,881,666	2,693,561	2,684,355	2,503,446
Wholesale and retail	8,492,234	8,330,553	8,475,143	8,345,481	7,891,364
Banks and other financial institutions(1)	3,511,055	3,622,021	3,985,106	4,329,964	5,146,932
Communication and information services	1,284,585	1,314,505	1,443,466	1,527,811	1,509,858
Other industries	10,390,191	12,191,566	13,496,763	12,674,004	14,739,826
Consumer	17,636,553	17,132,396	16,921,352	16,720,590	16,397,560

Total domestic	68,196,981	69,440,112	70,526,583	69,874,765	72,435,938

Foreign:
Governments and official institutions	554,933	673,548	811,475	1,052,051	1,125,031
Banks and other financial institutions(1)	5,871,731	7,258,978	9,792,255	11,973,021	13,654,335
Commercial and industrial	15,693,487	18,738,731	24,533,816	29,593,255	30,056,474
Other	2,072,194	2,601,338	4,872,372	6,065,782	5,818,747

Total foreign	24,192,345	29,272,595	40,009,918	48,684,109	50,654,587

Total	92,389,326	98,712,707	110,536,501	118,558,874	123,090,525
Unearned income, unamortized premiums—net and deferred loan fees—net	(91,083)	(122,478)	(260,090)	(293,672)	(299,567)

Total(2)	¥92,298,243	¥98,590,229	¥110,276,411	¥118,265,202	¥122,790,958

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥46,634 million, ¥35,261 million, ¥46,635 million, ¥88,927 million and ¥100,889 million at March 31, 2012, 2013, 2014, 2015 and 2016, respectively, which are carried at the lower of cost or fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2016:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,219,591	¥3,712,821	¥1,226,230	¥12,158,642
Construction	567,735	273,923	71,522	913,180
Real estate	2,435,044	4,339,708	4,400,378	11,175,130
Services	1,023,671	1,073,898	405,877	2,503,446
Wholesale and retail	5,158,417	2,059,320	673,627	7,891,364
Banks and other financial institutions	3,101,391	1,612,350	433,191	5,146,932
Communication and information services	424,556	798,200	287,102	1,509,858
Other industries	11,316,039	2,093,140	1,330,647	14,739,826
Consumer	2,282,788	3,295,071	10,819,701	16,397,560

Total Domestic	33,529,232	19,258,431	19,648,275	72,435,938

Foreign	18,650,928	20,596,240	11,407,419	50,654,587

Total	¥52,180,160	¥39,854,671	¥31,055,694	¥123,090,525

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2016 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥12,870,258	¥3,289,018	¥16,159,276
Floating or adjustable rate	26,036,448	28,714,641	54,751,089

Total	¥38,906,706	¥32,003,659	¥70,910,365

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2016, based on the domicile and type of industry of the borrowers:

	At March 31,
	2012	2013	2014	2015	2016
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥200,074	¥213,181	¥167,962	¥119,052	¥372,875
Construction	40,098	37,530	30,202	20,150	15,256
Real estate	127,824	205,959	154,766	85,625	66,210
Services	86,015	87,103	72,851	54,801	41,056
Wholesale and retail	237,977	250,241	212,356	158,454	132,858
Banks and other financial institutions	7,802	13,993	7,234	5,715	675
Communication and information services	33,418	32,125	24,956	23,204	20,270
Other industries	49,212	43,585	36,861	19,094	29,715
Consumer	288,402	269,641	227,476	199,665	174,106

Total domestic	1,070,822	1,153,358	934,664	685,760	853,021

Foreign:
Governments and official institutions	93	66	43	40	132
Banks and other financial institutions	20,188	21,814	24,091	7,372	14,337
Commercial and industrial	72,750	87,628	87,808	144,609	264,163
Other	25,982	32,247	68,840	75,916	68,514

Total foreign	119,013	141,755	180,782	227,937	347,146

Total	¥1,189,835	¥1,295,113	¥1,115,446	¥913,697	¥1,200,167

Restructured loans:
Domestic	¥830,853	¥847,728	¥718,027	¥735,348	¥459,294
Foreign	92,276	138,119	153,204	144,089	166,240

Total	¥923,129	¥985,847	¥871,231	¥879,437	¥625,534

Accruing loans contractually past due 90 days or more:
Domestic	¥65,446	¥41,216	¥47,759	¥48,050	¥47,919
Foreign(1)	131	328	961	360	314

Total	¥65,577	¥41,544	¥48,720	¥48,410	¥48,233

Total(2)	¥2,178,541	¥2,322,504	¥2,035,397	¥1,841,544	¥1,873,934

Notes:

(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥12,827 million, ¥10,736 million, ¥13,068 million, ¥5,666 million and ¥1,930 million of Federal Deposit Insurance Corporation (“FDIC”) covered loans held by MUAH which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2012, 2013, 2014, 2015 and 2016, respectively.
(2)	The sum of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more includes large groups of smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment, and accruing loans contractually past due 90 days or more. However, these loans are excluded from the impaired loan balances of ¥1,686,806 million and ¥1,725,150 million, at March 31, 2015 and 2016, respectively, disclosed in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2016 was approximately ¥49.3 billion, of which ¥23.9 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2016 was approximately ¥28.2 billion, of which ¥15.7 billion was included in the results of operations for the fiscal year.

Potential Problem Loans

We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual loans, restructured loans and accruing loans past due 90 days or more.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers domiciled in a foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2014, 2015 and 2016. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2016, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by industry of the borrower for each of the five fiscal years ended March 31, 2016:

	Fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,240,456	¥1,285,507	¥1,335,987	¥1,094,420	¥1,055,479
Provision (credit) for credit losses	223,809	144,542	(106,371)	86,998	231,862
Charge-offs:
Domestic:
Manufacturing	35,577	21,510	52,579	28,413	50,813
Construction	11,034	7,378	2,985	2,066	1,617
Real estate	7,001	4,413	17,124	8,571	1,857
Services	10,526	5,404	13,555	9,447	5,102
Wholesale and retail	39,676	28,902	39,218	37,477	32,910
Banks and other financial institutions	377	160	243	745	35
Communication and information services	8,754	3,100	5,061	3,668	1,173
Other industries	1,778	2,984	3,312	3,158	953
Consumer	67,969	49,947	27,888	27,148	15,847

Total domestic	182,692	123,798	161,965	120,693	110,307
Total foreign	34,107	20,739	29,133	56,468	88,464

Total	216,799	144,537	191,098	177,161	198,771

Recoveries:
Domestic	37,002	23,310	27,105	22,083	22,357
Foreign	6,427	8,365	10,245	4,412	19,455

Total	43,429	31,675	37,350	26,495	41,812

Net charge-offs	173,370	112,862	153,748	150,666	156,959
Others(1)	(5,388)	18,800	18,552	24,727	(19,252)

Allowance for credit losses at end of fiscal year	¥1,285,507	¥1,335,987	¥1,094,420	¥1,055,479	¥1,111,130

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥185,871	¥170,812	¥207,111	¥184,460	¥267,293

Balance at end of fiscal year	¥170,812	¥207,111	¥184,460	¥267,293	¥416,221

Provision (credit) for credit losses	¥17,108	¥30,859	¥(21,727)	¥110,494	¥237,189

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.20%	0.12%	0.15%	0.13%	0.13%

Note:

(1)	Others principally include losses (gains) from foreign exchange translation.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2016:

	At March 31,
	2012		2013		2014		2015		2016
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥252,397	12.40%	¥296,798	11.92%	¥239,461	10.44%	¥240,013	9.87%	¥321,412	9.88%
Construction	29,663	1.25	32,396	1.07	25,447	0.89	17,318	0.82	9,813	0.74
Real estate	91,195	11.92	91,046	11.29	81,685	9.94	70,423	9.20	31,960	9.08
Services	92,921	3.51	82,220	2.92	69,511	2.44	51,760	2.26	34,430	2.03
Wholesale and retail	245,101	9.19	258,161	8.44	207,281	7.67	164,729	7.04	116,450	6.41
Banks and other financial institutions	23,928	3.83	28,895	3.67	21,110	3.61	30,597	3.65	12,840	4.18
Communication and information services	28,795	1.39	27,775	1.33	20,196	1.31	20,130	1.29	14,371	1.23
Other industries	70,112	11.25	68,530	12.35	59,770	12.20	64,443	10.69	48,870	11.97
Consumer	270,088	19.08	233,531	17.36	177,384	15.30	126,362	14.11	102,351	13.33
Foreign:
Governments and official institutions	26,800	0.60	30,377	0.68	28,599	0.73	25,136	0.89	22,950	0.91
Banks and other financial institutions	24,454	6.36	26,869	7.35	26,921	8.86	18,325	10.10	24,471	11.09
Commercial and industrial	107,899	16.98	137,780	18.98	119,204	22.20	176,823	24.96	307,050	24.42
Other	11,659	2.24	12,085	2.64	9,736	4.41	47,009	5.12	61,750	4.73
Unallocated	10,495	—	9,524	—	8,115	—	2,411	—	2,412	—

Total	¥1,285,507	100.00%	¥1,335,987	100.00%	¥1,094,420	100.00%	¥1,055,479	100.00%	¥1,111,130	100.00%

Allowance as a percentage of loans	1.39%		1.36%		0.99%		0.89%		0.90%
Allowance as a percentage of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more	59.01%		57.52%		53.77%		57.31%		59.29%

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

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014		2015		2016
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥14,806,715	—%	¥15,678,066	—%	¥16,771,050	—%
Interest-bearing demand deposits	54,341,944	0.02	58,571,378	0.03	62,669,203	0.03
Deposits at notice	1,165,323	0.03	1,169,001	0.03	1,204,182	0.02
Time deposits	41,571,358	0.12	40,773,580	0.08	40,389,469	0.12
Certificates of deposit	5,775,861	0.10	6,327,702	0.09	6,133,456	0.08
Foreign offices:
Non-interest-bearing demand deposits	3,832,932	—	4,704,588	—	5,711,170	—
Interest-bearing deposits, principally time deposits and certificates of deposit	30,453,791	0.53	37,361,232	0.66	41,066,208	0.68

Total	¥151,947,924		¥164,585,547		¥173,944,738

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥558,229 million, ¥625,859 million and ¥799,134 million, respectively.

At March 31, 2016, the balances and remaining maturities of time deposits and certificates of deposit (“CDs”) issued by domestic offices in amounts of ¥10 million (approximately U.S.$89 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2016) or more and total foreign deposits issued in amounts of U.S.$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥6,938,620	¥2,721,712	¥9,660,332
Over three months through six months	4,478,986	371,640	4,850,626
Over six months through twelve months	9,506,674	354,515	9,861,189
Over twelve months	4,508,186	124,791	4,632,977

Total	¥25,432,466	¥3,572,658	¥29,005,124

Foreign offices			¥23,867,036

VI.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥28,448,106	¥33,314,214	¥34,418,693
Maximum balance outstanding at any month-end during the fiscal year	33,513,317	39,210,296	38,054,242
Balance at end of fiscal year	30,206,245	32,602,540	28,213,420
Weighted average interest rate during the fiscal year	0.16%	0.15%	0.16%
Weighted average interest rate on balance at end of fiscal year	0.11%	0.10%	0.19%
Due to trust account:
Average balance outstanding during the fiscal year	¥506,466	¥560,251	¥1,162,326
Maximum balance outstanding at any month-end during the fiscal year	750,210	1,610,992	6,338,154
Balance at end of fiscal year	750,210	1,610,992	6,338,154
Weighted average interest rate during the fiscal year	0.10%	0.09%	0.04%
Weighted average interest rate on balance at end of fiscal year	0.08%	0.05%	0.02%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥11,897,255	¥11,315,050	¥11,030,368
Maximum balance outstanding at any month-end during the fiscal year	12,264,988	11,669,175	11,875,134
Balance at end of fiscal year	11,106,071	11,545,807	9,357,728
Weighted average interest rate during the fiscal year	0.19%	0.26%	0.23%
Weighted average interest rate on balance at end of fiscal year	0.25%	0.21%	0.36%

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2016 (all expressed in Japanese Yen). These consolidated financial statements are the responsibility of the MUFG Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MUFG and subsidiaries as of March 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the MUFG Group’s internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 15, 2016 expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 15, 2016

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2015 AND 2016

(in millions)	2015	2016
ASSETS
Cash and due from banks (Note 8)	¥3,353,236	¥8,656,322
Interest-earning deposits in other banks (Notes 8 and 32)	37,364,698	41,017,579
Call loans and funds sold (Note 10)	660,416	699,025
Receivables under resale agreements (Notes 15 and 32)	7,273,008	7,446,665
Receivables under securities borrowing transactions (Note 15 and 32)	4,659,545	6,041,984
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥13,371,696 and ¥11,929,762 in 2015 and 2016) (including ¥19,911,092 and ¥23,656,715 measured at fair value under fair value option in 2015 and 2016) (Notes 8, 15, 24 and 32)	46,904,903	50,825,399
Investment securities (Notes 3, 8 and 32):
Available-for-sale securities—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥7,297,945 and ¥4,811,104 in 2015 and 2016)	47,490,404	41,226,231
Held-to-maturity securities—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥210,106 and ¥27,859 in 2015 and 2016) (fair value of ¥4,184,139 and ¥3,931,248 in 2015 and 2016)	4,130,451	3,866,668
Other investment securities	587,119	554,715

Total investment securities	52,207,974	45,647,614

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,418,642 and ¥1,192,996 in 2015 and 2016) (Notes 4 and 8)	118,265,202	122,790,958
Allowance for credit losses (Note 4)	(1,055,479)	(1,111,130)

Net loans	117,209,723	121,679,828

Premises and equipment—net (Note 5)	982,205	1,005,905
Accrued interest	323,496	325,373
Customers’ acceptance liability	205,384	132,532
Intangible assets—net (Notes 2 and 6)	1,160,164	1,015,150
Goodwill (Notes 2 and 6)	807,610	454,375
Deferred tax assets (Notes 7 and 14)	90,674	155,010
Other assets (including ¥1,007 and nil measured at fair value under fair value option in 2015 and 2016) (Notes 8, 13, 14 and 32)	7,683,290	7,467,535

Total assets	¥280,886,326	¥292,570,296

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 26)
Cash and due from banks	¥1,240	¥1,409
Interest-earning deposits in other banks	51,136	52,527
Trading account assets	3,069,297	2,048,039
Investment securities	1,077,274	1,383,637
Loans	7,115,889	7,194,695
All other assets	326,307	193,152

Total assets of consolidated VIEs	¥11,641,143	¥10,873,459

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2015 AND 2016

(in millions, except shares)	2015	2016
LIABILITIES AND EQUITY
Deposits (Notes 8 and 9):
Domestic offices:
Non-interest-bearing	¥17,829,620	¥20,045,780
Interest-bearing	107,968,674	115,432,472
Overseas offices:
Non-interest-bearing	5,616,266	5,919,018
Interest-bearing	40,576,707	40,040,817

Total deposits	171,991,267	181,438,087

Call money and funds purchased (Notes 8 and 10)	3,668,986	1,388,589
Payables under repurchase agreements (Notes 8, 15 and 16)	20,728,205	22,114,424
Payables under securities lending transactions (Notes 8, 15 and 16)	8,205,349	4,710,407
Due to trust account (Note 11)	1,610,992	6,338,154
Other short-term borrowings (including ¥156,703 and ¥110,110 measured at fair value under fair value option in 2015 and 2016) (Notes 8, 12 and 32)	11,545,807	9,357,728
Trading account liabilities (Notes 15, 24 and 32)	17,029,385	21,025,012
Obligations to return securities received as collateral (Notes 15, 16 and 32)	2,651,151	1,919,066
Bank acceptances outstanding	205,384	132,532
Accrued interest	132,330	132,802
Long-term debt (including ¥584,630 and ¥499,386 measured at fair value under fair value option in 2015 and 2016) (Notes 8, 12 and 32)	19,968,735	21,972,077
Other liabilities (Notes 1, 7, 8, 13, 14 and 27)	7,867,394	7,193,151

Total liabilities	265,604,985	277,722,029

Commitments and contingent liabilities (Notes 25 and 27)
Mitsubishi UFJ Financial Group shareholders’ equity (Note 22):
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 14,168,853,820 shares in 2015 and 2016, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	5,959,626	5,958,929
Retained earnings (Notes 19 and 36):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,424,864	3,980,257
Accumulated other comprehensive income, net of taxes (Note 20)	3,067,255	2,301,259
Treasury stock, at cost—151,647,230 common shares and 380,944,204 common shares in 2015 and 2016	(102,521)	(299,661)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,679,065	14,270,625
Noncontrolling interests (Note 21)	602,276	577,642

Total equity	15,281,341	14,848,267

Total liabilities and equity	¥280,886,326	¥292,570,296

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 26)
Other short-term borrowings	¥49,594	¥37,892
Long-term debt	793,333	691,400
All other liabilities	402,858	139,920

Total liabilities of consolidated VIEs	¥1,245,785	¥869,212

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(in millions)	2014	2015	2016
Interest income:
Loans, including fees (Note 4)	¥1,663,742	¥1,981,274	¥2,054,338
Deposits in other banks	47,056	64,270	82,654
Investment securities:
Interest	229,732	252,149	254,214
Dividends	112,605	131,593	133,828
Trading account assets	407,415	400,020	422,080
Call loans and funds sold	10,074	11,181	10,450
Receivables under resale agreements and securities borrowing transactions	51,659	54,158	48,174

Total	2,522,283	2,894,645	3,005,738

Interest expense:
Deposits	226,655	300,692	350,335
Call money and funds purchased	6,841	7,287	8,802
Payables under repurchase agreements and securities lending transactions	39,329	41,294	45,201
Due to trust account	519	504	505
Other short-term borrowings and trading account liabilities	57,501	60,452	54,572
Long-term debt	230,127	252,955	284,949

Total	560,972	663,184	744,364

Net interest income	1,961,311	2,231,461	2,261,374
Provision (credit) for credit losses (Note 4)	(106,371)	86,998	231,862

Net interest income after provision (credit) for credit losses	2,067,682	2,144,463	2,029,512

Non-interest income:
Fees and commissions income (Note 28)	1,294,116	1,400,980	1,475,872
Foreign exchange gains (losses)—net (Note 29)	(61,755)	(113,073)	192,086
Trading account profits (losses)—net (Notes 29 and 32)	(33,886)	1,148,661	276,654
Investment securities gains—net (Note 3)(1)	303,520	154,687	232,259
Equity in earnings of equity method investees—net (Note 27)	110,520	172,946	176,857
Gains on sales of loans (Note 4)	17,680	15,027	12,293
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 13)	115,210	—	—
Other non-interest income (Note 21)	75,676	65,850	41,669

Total	1,821,081	2,845,078	2,407,690

Non-interest expense:
Salaries and employee benefits (Note 13)	1,029,580	1,097,452	1,158,896
Occupancy expenses—net (Notes 5 and 27)	158,393	168,780	182,782
Fees and commissions expenses	222,038	248,136	285,387
Outsourcing expenses, including data processing	216,737	241,650	244,734
Depreciation of premises and equipment (Note 5)	103,714	108,659	99,680
Amortization of intangible assets (Note 6)	198,147	222,353	237,342
Impairment of intangible assets (Note 6)	312	677	117,726
Insurance premiums, including deposit insurance	101,135	115,451	91,854
Communications	50,868	54,712	58,314
Taxes and public charges	69,457	96,627	93,734
Impairment of goodwill (Note 6)	7,792	3,432	333,719
Other non-interest expenses (Notes 4, 5, 6, 21 and 27)	310,147	368,956	370,364

Total	2,468,320	2,726,885	3,274,532

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(in millions, except per share amount)	2014	2015	2016
Income before income tax expense	1,420,443	2,262,656	1,162,670
Income tax expense (Note 7)	337,917	666,020	369,432

Net income before attribution of noncontrolling interests	1,082,526	1,596,636	793,238
Net income (loss) attributable to noncontrolling interests	67,133	65,509	(9,094)

Net income attributable to Mitsubishi UFJ Financial Group	¥1,015,393	¥1,531,127	¥802,332

Income allocated to preferred shareholders:
Cash dividends paid	¥17,940	¥8,970	¥—
Changes in a foreign affiliated company’s interests in its subsidiary	3,301	—	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥994,152	¥1,522,157	¥802,332

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 23):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥70.21	¥107.81	¥57.78
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	69.98	107.50	57.51
Cash dividend per common share	14.00	18.00	18.00
Weighted average common shares outstanding	14,159	14,118	13,886
Weighted average diluted common shares outstanding	14,180	14,138	13,903
(1) The following credit losses are included in Investment securities gains—net:

(in millions)	2014	2015	2016
Decline in fair value	¥2,321	¥3,429	¥937
Other comprehensive income—net	284	84	26

Total credit losses	¥2,605	¥3,513	¥963

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(in millions)	2014	2015	2016
Net income before attribution of noncontrolling interests	¥1,082,526	¥1,596,636	¥793,238
Other comprehensive income (loss), net of tax (Note 20):
Net unrealized gains (losses) on investment securities(1)	141,519	999,817	(249,781)
Net debt valuation adjustments (Note 14)	—	—	3,505
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(361)	899	1,808
Defined benefit plans	117,648	18,927	(131,493)
Foreign currency translation adjustments	508,130	688,518	(356,677)

Total	766,936	1,708,161	(732,638)

Comprehensive income	1,849,462	3,304,797	60,600
Net income (loss) attributable to noncontrolling interests	67,133	65,509	(9,094)
Other comprehensive income (loss) attributable to noncontrolling interests	(16,399)	(1,412)	27,773

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥1,798,728	¥3,240,700	¥41,921

(1)	Includes unrealized gains of ¥183 million, ¥56 million and ¥17 million, net of tax, related to debt securities with credit component realized in earnings for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(in millions, except per share amount)	2014	2015	2016
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,088,135	¥2,089,245	¥2,090,270
Issuance of new shares of common stock by way of exercise of stock acquisition rights	1,110	1,025	—

Balance at end of fiscal year	¥2,089,245	¥2,090,270	¥2,090,270

Capital surplus (Note 18):
Balance at beginning of fiscal year	¥6,348,133	¥6,363,413	¥5,959,626
Stock-based compensation (Note 33)	129	(46)	1,002
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	1,108	1,024	—
Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (Note 2)	13,839	—	—
Integration of BTMU’s Bangkok Branch with Krungsri (Note 2)	—	(15,269)	—
Retirement of Class 5 and 11 Preferred stock (Note 17)	—	(390,001)	—
Other—net	204	505	(1,699)

Balance at end of fiscal year	¥6,363,413	¥5,959,626	¥5,958,929

Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥1,361,620	¥2,157,639	¥3,424,864
Net income attributable to Mitsubishi UFJ Financial Group	1,015,393	1,531,127	802,332
Cash dividends:
Common stock—¥14.00 per share in 2014, ¥18.00 per share in 2015 and 2016	(198,191)	(254,932)	(251,342)
Preferred stock (Class 5)—¥115.00 per share in 2014 and ¥57.50 per share in 2015	(17,940)	(8,970)	—
Gains (losses) on sales of shares of treasury stock	58	—	(1,182)
Changes in a foreign affiliated company’s interests in its subsidiary	(3,301)	—	—
Effect of adopting new guidance by a foreign affiliated company (Note 14)	—	—	5,585

Balance at end of fiscal year (Note 36)	¥2,157,639	¥3,424,864	¥3,980,257

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(in millions)	2014	2015	2016
Accumulated other comprehensive income, net of taxes:
Balance at beginning of fiscal year	¥574,347	¥1,357,682	¥3,067,255
Net change during the fiscal year	783,335	1,709,573	(760,411)
Effect of adopting new guidance by a foreign affiliated company (Note 14)	—	—	(5,585)

Balance at end of fiscal year	¥1,357,682	¥3,067,255	¥2,301,259

Treasury stock, at cost:
Balance at beginning of fiscal year	¥(3,011)	¥(2,510)	¥(102,521)
Purchases of shares of treasury stock (Notes 17 and 18)	(74)	(490,076)	(200,053)
Sales of shares of treasury stock	753	2	2,829
Retirement of Class 5 and 11 Preferred stock	—	390,001	—
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	(178)	62	84

Balance at end of fiscal year	¥(2,510)	¥(102,521)	¥(299,661)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥12,205,040	¥14,679,065	¥14,270,625

Noncontrolling interests:
Balance at beginning of fiscal year	¥333,185	¥546,404	¥602,276
Initial subscriptions of noncontrolling interests (Note 2)	237,307	30,374	28,246
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	2,117	(7,790)	8,658
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(48,524)	(15,661)	(54,238)
Decrease in noncontrolling interests related to disposition of subsidiaries	(139)	—	(120)
Integration of BTMU’s Bangkok Branch with Krungsri (Note 2)	—	15,269	—
Net income (loss) attributable to noncontrolling interests	67,133	65,509	(9,094)
Dividends paid to noncontrolling interests	(14,347)	(30,715)	(30,255)
Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (Note 2)	(13,839)	—	—
Other comprehensive income (loss), net of taxes	(16,399)	(1,412)	27,773
Other—net	(90)	298	4,396

Balance at end of fiscal year	¥546,404	¥602,276	¥577,642

Total equity	¥12,751,444	¥15,281,341	¥14,848,267

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(in millions)	2014	2015	2016
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥1,082,526	¥1,596,636	¥793,238
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	301,861	331,012	337,022
Impairment of goodwill (Note 6)	7,792	3,432	333,719
Impairment of intangible assets (Note 6)	312	677	117,726
Provision (credit) for credit losses (Note 4)	(106,371)	86,998	231,862
Employee benefit cost for severance indemnities and pension plans (Note 13)	79,036	19,881	17,441
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 13)	(115,210)	—	—
Investment securities gains—net	(303,520)	(154,687)	(232,259)
Amortization of premiums on investment securities	115,980	121,459	133,534
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 32)	(91,410)	(3,403)	(13,867)
Foreign exchange losses (gains)—net	(1,090,193)	966,676	(358,858)
Equity in earnings of equity method investees—net (Note 2)	(110,520)	(172,946)	(176,857)
Provision (benefit) for deferred income tax expense	(8,047)	252,512	(60,945)
Decrease (increase) in trading account assets, excluding foreign exchange contracts	2,894,475	(1,383,251)	(1,718,145)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(2,622,957)	985,687	4,351,881
Increase (decrease) in unearned income, unamortized premiums and deferred loan fees	5,214	(1,243)	18,999
Increase in accrued interest receivable and other receivables	(95,966)	(3,901)	(43,962)
Increase (decrease) in accrued interest payable and other payables	100,760	(49,882)	104,487
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	158,268	(85,406)	9,856
Increase (decrease) in allowance for repayment of excess interest	(23,503)	(17,760)	10,933
Net decrease (increase) in collateral for derivative transactions	528,901	(213,599)	539,852
Other—net	202,020	105,698	(214,617)

Net cash provided by operating activities	909,448	2,384,590	4,181,040

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities (including proceeds from securities under fair value option) (Note 3)	105,488,089	108,558,436	59,737,908
Proceeds from maturities of Available-for-sale securities (including proceeds from securities under fair value option) (Note 3)	33,894,330	35,252,780	29,412,596
Purchases of Available-for-sale securities (including purchases of securities under fair value option) (Note 3)	(132,922,207)	(136,034,106)	(88,088,620)
Proceeds from maturities of Held-to-maturity securities	626,109	743,850	949,592
Purchases of Held-to-maturity securities	(473,345)	(1,808,379)	(817,350)
Proceeds from sales and redemption of Other investment securities	231,643	185,342	108,615
Purchases of Other investment securities	(18,767)	(9,851)	(88,001)
MUB’s acquisition of PB Capital Corporation’s institutional commercial real estate lending division (Note 2)	(358,040)	—	—
Purchase of common stock investment in VietinBank, an affiliated company of BTMU (Note 2)	(75,136)	—	—
Acquisition of Mitsubishi UFJ Fund Services Holdings Limited (formerly Butterfield Fulcrum Group), a subsidiary of MUTB (Note 2)	(30,191)	—	—
Acquisition of Krungsri, a subsidiary of BTMU, net of cash acquired (Note 2)	(398,841)	—	—
Acquisition of Alternative Fund Services, a subsidiary of MUTB, net of cash acquired (Note 2)	—	—	(6,855)
Net increase in loans	(4,426,839)	(2,460,836)	(8,118,108)
Net increase in interest-earning deposits in other banks	(11,738,061)	(15,763,663)	(4,005,422)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(2,062,236)	643,792	(1,928,024)
Proceeds from sales of premises and equipment	30,420	10,138	37,828
Capital expenditures for premises and equipment	(158,492)	(162,785)	(140,651)
Purchases of intangible assets	(211,942)	(210,851)	(221,264)
Proceeds from sales and dispositions of investments in equity method investees	34,424	46,872	35,666
Proceeds from sales of consolidated VIEs and subsidiaries—net	164,674	102,593	209,220
Other—net	2,581	(69,011)	(72,106)

Net cash used in investing activities	(12,401,827)	(10,975,679)	(12,994,976)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

(in millions)	2014	2015	2016
Cash flows from financing activities:
Net increase in deposits	7,056,761	3,951,886	12,400,034
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	4,074,607	(366,760)	(3,072,615)
Net increase in due to trust account	117,181	860,782	4,727,162
Net decrease in other short-term borrowings	(1,031,642)	(231,787)	(1,955,867)
Proceeds from issuance of long-term debt	4,036,415	7,805,572	6,335,881
Repayments of long-term debt	(2,540,895)	(3,072,630)	(3,786,480)
Proceeds from sales of treasury stock	845	2	15
Payments for acquisition of treasury stock (Note 18)	(74)	(100,076)	(200,053)
Payments for acquisition of preferred stock (Note 17)	—	(390,000)	—
Payments for acquisition of shares of certain subsidiaries from noncontrolling interest shareholders	—	(29,464)	(4,398)
Dividends paid	(216,054)	(263,920)	(251,448)
Dividends paid by subsidiaries to noncontrolling interests	(14,347)	(30,715)	(30,255)
Other—net	(7,702)	50,358	6,703

Net cash provided by financing activities	11,475,095	8,183,248	14,168,679

Effect of exchange rate changes on cash and cash equivalents	87,259	71,849	(51,657)

Net increase (decrease) in cash and cash equivalents	69,975	(335,992)	5,303,086

Cash and cash equivalents at beginning of fiscal year	3,619,253	3,689,228	3,353,236

Cash and cash equivalents at end of fiscal year	¥3,689,228	¥3,353,236	¥8,656,322

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥601,626	¥729,403	¥755,739
Income taxes, net of refunds	187,696	498,914	406,287
Non-cash investing and financing activities:
Assets acquired under capital lease arrangements	4,211	3,087	4,831
MUB’s acquisitions (Note 2):
Fair value of assets acquired	416,059	—	—
Fair value of liabilities assumed	58,019	—	—
Acquisition of Krungsri, a subsidiary of BTMU (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	3,997,518	—	—
Fair value of liabilities assumed	3,396,454	—	—
Fair value of noncontrolling interests	202,223	—	—
Acquisition of Alternative Fund Services, a subsidiary of MUTB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	—	349,266
Fair value of liabilities assumed	—	—	342,411
Transfer to Held-to-maturity securities from Available-for-sale securities (Note 3)	411,535	—	—

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 30 for more information by business segment.

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

Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2014, 2015 and 2016, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in an increase of ¥6.79 billion, an increase of ¥6.15 billion, and an increase of ¥1.34 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2014, 2015 and 2016 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2014, 2015 and 2016.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to management judgment primarily relate to the allowance for credit losses, the valuation allowance for deferred tax assets, recognition and measurement of uncertain tax positions, the valuation of financial instruments, the accounting for goodwill and intangible assets, impairment of investment securities, the allowances for repayment of excess interest and accrued severance indemnities and pension liabilities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The accompanying consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”). In situations in which the MUFG Group has a controlling financial interest in other entities, including certain VIEs, such entities are consolidated and noncontrolling interests, if any, are recorded in Total equity. Intercompany transactions and balances have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interest in the earnings of these equity investees and other-than-temporary impairment (“OTTI”) are reported in Equity in earnings of equity method investees-net. The MUFG Group recognizes an impairment loss on investments in equity method investees that is other-than-temporary. The MUFG Group determines whether loss on investments is other-than-temporary, through consideration of various factors, such as inability to recover the carrying amount of the investment, the inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investees, and the intent and ability to retain its investment in the investees for a period of time sufficient to allow for any anticipated recovery in the fair value. The MUFG Group also evaluates additional factors, such as the condition and trend of the economic cycle, and trends in the general market.

The MUFG Group consolidates VIEs if it has the power to direct the activities of a VIE which most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity, except certain VIEs that are deemed as investment companies. To assess whether a VIE should be consolidated or not, the MUFG Group considers all factors, such as the purpose and design of the VIE, contractual arrangements, and the MUFG Group’s involvement in both the establishment of the VIE and day-to-day activities of the VIE. The MUFG Group considers a right to make the most significant decisions affecting a VIE to determine whether it is deemed to have the power to direct the activities of the VIE. Furthermore, the MUFG Group considers its economic interests in the VIE, including investments in debt or equity instruments issued by the VIE, liquidity and credit enhancement, and guarantees to determine whether such interests are potentially significant to the VIE or not. For VIEs that are considered investment companies, the MUFG Group determines whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns or both.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency translation gains and losses related to the financial statements of overseas entities of the MUFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of Accumulated other comprehensive income (“Accumulated OCI”). Tax effects of gains and losses on foreign currency translation of the financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future.

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

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2014, 2015 and 2016, there were no such transactions accounted for as sales or purchases.

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

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value in the accompanying consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized in Trading account profits (losses). The MUFG Group has elected the fair value option for certain foreign securities. See Note 32 for a further discussion of fair value option.

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

For marketable equity securities, an OTTI is recognized in earnings when a decline in fair value below the cost is deemed other-than-temporary. For debt securities, an OTTI is recognized in earnings for a security if the MUFG Group has intent to sell such a debt security or if it is more likely than not the MUFG Group will be required to sell such a debt security before recovery of its amortized cost basis. If not, the credit component of an OTTI is recognized in earnings, but the noncredit component is recognized in Accumulated OCI. In determining other-than-temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholder right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments—The MUFG Group engages in derivative activities involving swaps, forwards, futures, options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to customers’ financial needs. Derivatives are also used to manage counterparty credit risk and market risk exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices.

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

Loans—Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sale in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment to yield using a method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the remaining contractual terms of the loans using a method that approximates the interest method when such purchased loans are outside the scope of the guidance on loans and debt securities acquired with deteriorated credit quality as described below.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings Corporation (“MUAH”), and Bank of Ayudhya Public Company Limited (“Krungsri”) based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk.

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

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been modified as a TDR, the borrower is not delinquent under the modified terms, and demonstrates that its financial condition has improved, the MUFG Group may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Once a nonaccrual loan is deemed to be a TDR, the MUFG Group will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

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

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year ended March 31, 2016, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

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

Residential segment

In the Residential segment, the loans are comprised of smaller-balance homogeneous loans that are pooled by their internal credit ratings-based on the number of delinquencies. The loans in this segment are generally secured by collateral. Collateral values are based on internal valuation sources, and the allowance is determined for unsecured amounts. The allowance for the nondelinquent group of loans is determined based on historical loss experience. For delinquent groups of loans, the MUFG Group determines the allowance based on the probability of insolvency by the number of actual delinquencies and historical loss experience.

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

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	5 to 39

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

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	10 to 16	Straight-line
Customer relationships	7 to 27	Straight-line, Declining-balance
Trade names	7 to 40	Straight-line

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

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans (“SIPs”). The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Under the guidance related to employers’ accounting for defined benefit pension and other postretirement plans, the MUFG Group recognizes a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans in the accompanying consolidated balance sheets and mainly recognizes changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in Accumulated OCI. The costs of the plans, based on actuarial computations of current and future employee benefits, are charged to Salaries and employee benefits. The MUFG Group measures plan assets and benefit obligations as of the date of the consolidated balance sheets.

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

Free Distributions of Common Shares—As permitted by the Companies Act of Japan (the “Companies Act”), Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 18 for further information.

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

Comprehensive Income—Comprehensive income includes net income before attribution to noncontrolling interests and other comprehensive income (“OCI”). All changes in unrealized gains and losses on investment securities, unrealized gains and losses on derivatives qualifying for cash flow hedges, defined benefit plans and foreign currency translation adjustments constitute OCI and are presented, with related income tax effects, in the accompanying consolidated statements of comprehensive income. OCI also includes changes in the instrument-specific credit risk on financial liabilities (“debt valuation adjustments” or “DVA”) accounted for under the fair value option of a foreign affiliated company. See Note 14 for information about the DVA.

Stock-Based Compensation—MUFG and certain of its subsidiaries have stock-based compensation plans. Stock-based compensation expenses are recognized based on the grant date fair value of stock-based compensation over the period during which an employee is required to provide service in accordance with the terms of the plans. See Note 33 for further discussion of stock-based compensation plans.

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal year ended March 31, 2014 and 2015 to conform to the presentation for the fiscal year ended March 31, 2016. These reclassifications and format changes include 1) the presentation of “Impairment of goodwill” as a separate line item which had previously been presented as “Other non-interest expenses” in the consolidated

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

statements of income, 2) the presentation of “Impairment of goodwill” as a separate line item which had previously been presented as “Other—net” in cash flows from operating activities, and 3) the combined presentation of proceeds from redemption of Other investment securities which had previously been included in “Other—net” in cash flows from investing activities and “Proceeds from sales of Other investment securities” into “Proceeds from sales and redemption of Other investment securities” in the consolidated statements of cash flows for the fiscal year ended March 31, 2014 and 2015. These reclassifications and format changes did not result in a change to previously reported financial positions, results of operations and cash flows.

Accounting Changes

Accounting for Investments in Qualified Affordable Housing Projects—In January 2014, the Financial Accounting Standards Board (“FASB”) issued guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The guidance permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost-method investment. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014 and should be applied retrospectively to all periods presented. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations.

Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure—In January 2014, the FASB issued guidance that clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosures of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption of this guidance is permitted. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity—In April 2014, the FASB issued new guidance that changes the requirements for reporting discontinued operations. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component of an entity or group of components of an entity meets certain criteria to be classified as held for sale or is disposed of. This guidance requires an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position and additional disclosures about discontinued operations. Also, this guidance requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. This guidance is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interim periods within those years and all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures—In June 2014, the FASB issued new guidance which changes the accounting for both repurchase-to-maturity transactions and repurchase financing arrangements. The guidance also requires an entity to disclose information about certain transactions accounted for as a sale in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets through an agreement with the same counterparty, and information about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. This guidance is effective for interim and annual periods beginning after December 15, 2014, except for the disclosure requirement about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings, that is effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations. See Note 16 for further details of the disclosures required by this guidance.

Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure—In August 2014, the FASB issued new guidance which requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (1) The loan has a government guarantee that is not separable from the loan before foreclosure, (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In August 2015, the FASB issued new guidance which defers the effective date of the new revenue standard by one year. Early adoption is permitted, but not before the original effective date. In March 2016, the FASB issued further guidance related to the principal-versus-agent assessment which requires an entity to determine the nature of the promise to the customer by identifying each specified good or service to be provided and assessing whether an entity controls each specified good or service before that good or service is transferred to the customer. In addition, in April 2016, the FASB issued guidance clarifying certain aspects of identification of promised goods or services and provides implementation guidance on licensing of intellectual property. Furthermore, in May 2016, the FASB issued guidance which amends the guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and contract modifications and completed

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contracts at transition, and on disclosure around transition. The effective date and early adoption of these guidances will be the same as the effective date and early adoption of the new revenue standard, which is not yet effective. The MUFG Group is currently evaluating what effect all of the guidance above will have on its financial position and results of operations.

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

Amendments to the Consolidation Analysis—In February 2015, the FASB issued new guidance which amends the consolidation analysis under the current consolidation guidance. The amendments change the VIE analysis for limited partnerships and similar legal entities, the criteria for evaluating whether fees paid to a decision maker or a service provider are a variable interest, the effect of fee arrangements and related parties on the primary beneficiary determination, and the consolidation evaluation for certain investment funds. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early application is permitted. The adoption of this new accounting guidance on April 1, 2016 resulted in the consolidation and deconsolidation of certain variable interest entities. The net increase of the MUFG Group’s consolidated assets, liabilities and Noncontrolling interests on a preliminary basis, were approximately ¥628 billion, ¥32 billion and ¥596 billion, respectively, as of April 1, 2016.

Simplifying the Presentation of Debt Issuance Costs—In April 2015, the FASB issued new guidance which simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. In August 2015, the FASB issued further guidance which permits an entity to defer and present debt issuance costs related to a line-of-credit arrangement as an asset and subsequently amortize the deferred debt issuance costs

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The MUFG Group does not expect that the adoption of all of the guidance above on the presentation and subsequent measurement of debt issuance costs will have a material impact on its financial position and results of operations.

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

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—In May 2015, the FASB issued new guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Instead, a reporting entity is required to provide the amount measured using that practical expedient to permit reconciliation of the fair value of investments included in the fair value hierarchy to the line items presented in the balance sheet. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. This new guidance will only affect the MUFG Group’s fair value hierarchy disclosures, and will not affect the MUFG Group’s financial position and results of operations.

Simplifying the Accounting for Measurement-Period Adjustments—In September 2015, the FASB issued new guidance which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period, including the related prior period impact on depreciation, amortization, and other income statement items, in the reporting period in which the adjustment amounts are determined. This guidance also requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This guidance is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Early application is permitted for financial statements that have not been issued. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued new guidance which requires equity investment, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in fair value recognized in net income. However, for equity investments that do not have readily determinable fair values, the fair value may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, and the impairment assessment is simplified by performing a qualitative assessment to identify impairments. For financial liabilities which were elected to measure at fair value in accordance with the fair value option, this guidance also requires an entity to present separately in other comprehensive income the position of the changes in the fair value of financial liabilities resulting from a change in the instrument-specific credit risk. In addition,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

this guidance eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, and clarifies to require, for disclosure purposes, the use of an exit price notion in the determination of the fair value of financial instruments measured at amortized cost. This guidance also clarifies that an entity must evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted except for the provision that the amendments to the accounting for financial liabilities under the fair value option. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Leases—In February 2016, the FASB issued new guidance which requires that lessees recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The accounting applied by lessors is largely unchanged, but the accounting model for leveraged leases is not retained for leases that commence after the effective date of this guidance. This guidance also requires entities to provide qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Recognition of Breakage for Certain Prepaid Stored-Value Products—In March 2016, the FASB issued new guidance which clarifies that liabilities related to the sale of certain prepaid stored-value products are financial liabilities and provides a narrow scope exception to the guidance on extinguishments of liabilities to require that breakage for those liabilities be accounted for consistent with the breakage model required by the guidance on revenue from contracts with customers for non-financial liabilities. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Earlier application is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships—In March 2016, the FASB issued new guidance which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Contingent Put and Call Options in Debt Instruments—In March 2016, the FASB issued new guidance which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under this guidance is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence, and does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Simplifying the Transition to the Equity Method of Accounting—In March 2016, the FASB issued new guidance which eliminates the requirement for retrospective application of the equity method and instead requires investors to apply the equity method prospectively from the date on which significant influence is

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obtained. This guidance also requires the equity method investor to add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest, and recognize through earnings the unrealized holding gain or loss of an available-for-sale equity security at the date on which that equity security becomes qualified for use of the equity method, if applicable. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Earlier application is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Improvements to Employee Share-Based Payment Accounting—In March 2016, the FASB issued new guidance which amends several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under this guidance, an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Measurement of Credit Losses on Financial Instruments—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MUFG Group is currently evaluating what effect all of the guidance above will have on its financial position and results of operations.

2.	BUSINESS DEVELOPMENTS

MUAH

On June 24, 2013, MUFG Union Bank, N.A. (“MUB”) acquired PB Capital Corporation’s institutional commercial real estate (“CRE”) lending division for ¥358,040 million in cash. The purpose of this transaction was to expand MUAH’s CRE presence in the U.S., and provide both geographic and asset class diversification. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. Measurement period adjustments were applied to the acquisition date fair values, which resulted in recording goodwill of ¥23,115 million as of March 31, 2014. During the fiscal years ended March 31, 2015 and 2016, no measurement period adjustments were applied to the acquisition date fair values, resulting in no change in goodwill.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.

On March 20, 2014, MUMSS acquired 75% ownership of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., of which 51% and 24% of ownership was acquired from MUSHD and BTMU, respectively, resulting in BTMU holding the remaining 25% ownership. 40% of the difference between the cash paid by MUMSS and the cost basis of assets and liabilities was ¥13,839 million, which was allocated as a reduction in Noncontrolling interests with a corresponding increase in Capital surplus. The purpose of the reorganization is to leverage MUFG’s broad customer base, utilize Morgan Stanley’s global and high-quality insight, and further its collaborations with other group companies by strengthening its coordination with MUMSS. In connection with the reorganization, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. entered into a new service agreement with Morgan Stanley, and changed its name to Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.

MUTB’s Acquisition of Butterfield Fulcrum Group

On September 20, 2013, MUTB acquired 100% ownership of FGL Lux Holdings, S.a r.l., a holding company of Butterfield Fulcrum Group, a global alternative fund administrator, headquartered in Bermuda for ¥30,191 million in cash. MUTB has focused on strengthening its global trust banking business based on its medium-term management plan, and conducted several strategic investments in overseas asset managers. The purpose of this transaction, through the investment in a fund administration company, was to expand MUTB’s overseas asset administration capabilities. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date, and measurement period adjustments were applied to the acquisition date fair values, which resulted in recording goodwill of ¥14,443 million and intangible assets of ¥21,646 million as of March 31, 2014. During the fiscal years ended March 31, 2015 and 2016, no measurement period adjustments were applied to the acquisition date fair values. Upon conclusion of the acquisition, Butterfield Fulcrum Group was renamed Mitsubishi UFJ Fund Services Holdings Limited.

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

Integration of Bank of Ayudhya Public Company Limited and BTMU Bangkok Branch

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

Mitsubishi UFJ Fund Services’s Acquisition of UBS Global Asset Management’s Alternative Fund Services Business

On December 11, 2015, Mitsubishi UFJ Fund Services Holdings Limited (“Mitsubishi UFJ Fund Services”), a global asset servicing subsidiary of MUTB, acquired the alternative fund services business of UBS Global Asset Management for ¥24,601 million in cash, and thereby recorded goodwill of ¥2,732 million and intangible assets of ¥7,622 million. UBS Global Asset Management is a global fund administrator providing professional services for hedge funds, funds of hedge funds, private equity funds and real estate structures. Mitsubishi UFJ Fund Services has focused on strengthening its operational abilities, to further improve the quality of services, and to expand its global network through acquisitions and investments. The purpose of this transaction is to enhance the MUFG Group’s competitiveness and scale of operations in the global fund administration market with the aim to be a global industry-leading fund administrator. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	INVESTMENT SECURITIES

The following tables present the amortized cost, gross unrealized gains and losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2015 and 2016:

At March 31, 2015:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥35,079,893	¥327,023		¥1,284		¥35,405,632
Japanese prefectural and municipal bonds	186,872	7,610		67		194,415
Foreign governments and official institutions bonds	1,661,286	23,590		2,372		1,682,504
Corporate bonds	1,226,314	30,438		1,128		1,255,624
Residential mortgage-backed securities	942,256	640		11,168		931,728
Commercial mortgage-backed securities	207,534	1,848		1,800		207,582
Asset-backed securities	1,255,920	559		10,439		1,246,040
Other debt securities(1)	179,915	5,537		3,149		182,303
Marketable equity securities	2,568,291	3,823,020		6,735		6,384,576

Total	¥43,308,281	¥4,220,265		¥38,142		¥47,490,404

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,126,212	¥16,091		¥1,535		¥1,140,768
Foreign governments and official institutions bonds	77,487	1,556		—		79,043
Corporate bonds	300	—		—		300
Residential mortgage-backed securities	716,296	9,206	(2)	649	(3)	724,853
Commercial mortgage-backed securities	209,517	6,438		778	(3)	215,177
Asset-backed securities	2,000,639	25,746		2,387		2,023,998

Total	¥4,130,451	¥59,037		¥5,349		¥4,184,139

Notes:

(1)	Other debt securities in the table above are private placement debt conduit bonds.
(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥320 million at March 31, 2015 and are not included in the table above.
(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥7,545 million and ¥9,909 million, respectively, at March 31, 2015 and are not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2016:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥28,427,163	¥701,250		¥572		¥29,127,841
Japanese prefectural and municipal bonds	441,720	13,362		84		454,998
Foreign governments and official institutions bonds	2,046,787	28,850		1,569		2,074,068
Corporate bonds	998,616	25,388		724		1,023,280
Residential mortgage-backed securities	898,381	292		11,921		886,752
Commercial mortgage-backed securities	192,585	618		3,074		190,129
Asset-backed securities	1,669,114	1,969		4,301		1,666,782
Other debt securities(1)	180,322	4,657		2,194		182,785
Marketable equity securities	2,660,045	3,000,018		40,467		5,619,596

Total	¥37,514,733	¥3,776,404		¥64,906		¥41,226,231

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,101,107	¥58,008		¥—		¥1,159,115
Foreign governments and official institutions bonds	89,335	1,344		424		90,255
Corporate bonds	200	—		—		200
Residential mortgage-backed securities	938,505	5,899	(2)	4,923	(3)	939,481
Commercial mortgage-backed securities	201,126	5,551		638	(3)	206,039
Asset-backed securities	1,536,395	8,771		9,008		1,536,158

Total	¥3,866,668	¥79,573		¥14,993		¥3,931,248

Notes:

(1)	Other debt securities in the table above include ¥168,678 million of private placement debt conduit bonds.
(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥229 million at March 31, 2016 and are not included in the table above.
(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥6,183 million and ¥8,748 million, respectively, at March 31, 2016 and are not included in the table above.

Other Securities

Investment securities other than Available-for-sale securities or Held-to-maturity securities (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥564,582 million and ¥530,026 million at March 31, 2015 and 2016, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value of ¥22,537 million and ¥24,689 million at March 31, 2015 and 2016, respectively. See Note 32 for the valuation techniques and inputs used to estimate the fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to cost-method investments of ¥152,350 million and ¥97,774 million at March 31, 2015 and 2016, respectively, the MUFG Group estimated a fair value using commonly accepted valuation techniques to determine whether the investments were impaired in each reporting period. See Note 32 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥412,232 million and ¥432,252 million at March 31, 2015 and 2016, respectively, the MUFG Group performed a test to determine whether any impairment indicators existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share of an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of cost-method investments, which had aggregated costs of ¥409,892 million and ¥431,705 million at March 31, 2015 and 2016, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized other-than-temporary impairment losses on the cost-method investments of ¥3,628 million and ¥1,821 million for the fiscal years ended March 31, 2014 and 2015, respectively. For the fiscal year ended March 31, 2016, the MUFG Group also recognized impairment losses on the cost-method investments of ¥14,242 million mainly derived from a limited number of companies categorized in the manufacturing industry. Each impairment loss was recognized based on the specific circumstances of each individual company.

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2016 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥263	¥263	¥12,092,371
Due from one year to five years	131,416	134,442	11,025,203
Due from five years to ten years	2,442,155	2,503,211	6,666,948
Due after ten years	1,292,834	1,293,332	5,822,113

Total	¥3,866,668	¥3,931,248	¥35,606,635

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized Gains and Losses and Transfers of Investment Securities

For the fiscal years ended March 31, 2014, 2015 and 2016, gross realized gains on sales of Available-for-sale securities were ¥261,384 million, ¥195,272 million and ¥317,454 million, respectively, and gross realized losses on sales of Available-for-sale securities were ¥54,921 million, ¥53,628 million and ¥52,904 million, respectively.

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

Other-than-temporary Impairments of Investment Securities

For the fiscal years ended March 31, 2014, 2015 and 2016, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥6,534 million, ¥5,919 million and ¥37,153 million, respectively, which were included in Investment securities gains—net in the accompanying consolidated statements of income. The losses of ¥6,534 million for the fiscal year ended March 31, 2014 included losses of ¥2,605 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥3,628 million from nonmarketable equity securities. The losses of ¥5,919 million for the fiscal year ended March 31, 2015 included losses of ¥3,513 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥1,821 million from nonmarketable equity securities. The losses of ¥37,153 million for the fiscal year ended March 31, 2016 included losses of ¥21,948 million from marketable equity securities, ¥963 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥14,242 million from nonmarketable equity securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross Unrealized Losses and Fair Value

The following tables show the gross unrealized losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2015 and 2016 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2015:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,858,282	¥1,284	¥—	¥—	¥6,858,282	¥1,284	35
Japanese prefectural and municipal bonds	12,943	67	—	—	12,943	67	8
Foreign governments and official institutions bonds	308,929	1,161	139,795	1,211	448,724	2,372	74
Corporate bonds	181,030	882	65,506	246	246,536	1,128	490
Residential mortgage-backed securities	74,782	213	760,354	10,955	835,136	11,168	329
Commercial mortgage-backed securities	17,290	50	104,223	1,750	121,513	1,800	128
Asset-backed securities	109,186	873	184,172	9,566	293,358	10,439	125
Other debt securities	9,086	318	112,972	2,831	122,058	3,149	50
Marketable equity securities	104,102	6,714	616	21	104,718	6,735	65

Total	¥7,675,630	¥11,562	¥1,367,638	¥26,580	¥9,043,268	¥38,142	1,304

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥198,580	¥1,535	¥—	¥—	¥198,580	¥1,535	1
Residential mortgage-backed securities	48,068	189	282,193	460	330,261	649	151
Commercial mortgage-backed securities	16,155	35	187,059	743	203,214	778	31
Asset-backed securities	141,347	598	439,391	1,789	580,738	2,387	22

Total	¥404,150	¥2,357	¥908,643	¥2,992	¥1,312,793	¥5,349	205

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2016:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥4,210,052	¥572	¥—	¥—	¥4,210,052	¥572	53
Japanese prefectural and municipal bonds	36,613	84	—	—	36,613	84	19
Foreign governments and official institutions bonds	277,903	1,152	35,577	417	313,480	1,569	59
Corporate bonds	55,166	387	29,218	337	84,384	724	182
Residential mortgage-backed securities	570,638	6,957	279,258	4,964	849,896	11,921	402
Commercial mortgage-backed securities	139,358	2,911	7,860	163	147,218	3,074	137
Asset-backed securities	268,896	1,554	155,612	2,747	424,508	4,301	149
Other debt securities	14,474	432	76,212	1,762	90,686	2,194	36
Marketable equity securities	301,806	39,601	4,012	866	305,818	40,467	120

Total	¥5,874,906	¥53,650	¥587,749	¥11,256	¥6,462,655	¥64,906	1,157

Held-to-maturity securities:
Debt securities:
Foreign governments and official institution bonds	¥23,698	¥424	¥—	¥—	¥23,698	¥424	4
Residential mortgage-backed securities	397,672	4,760	205,644	163	603,316	4,923	227
Commercial mortgage-backed securities	23,735	155	172,241	483	195,976	638	31
Asset-backed securities	680,621	4,756	381,783	4,252	1,062,404	9,008	46

Total	¥1,125,726	¥10,095	¥759,668	¥4,898	¥1,885,394	¥14,993	308

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, and Foreign governments and official institutions bonds

As of March 31, 2016, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Residential and commercial mortgage-backed securities

As of March 31, 2016, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Asset-backed securities

As of March 31, 2016, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the OTTI and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no OTTI was identified as of March 31, 2016 and no impairment loss has been recorded.

Corporate bonds

As of March 31, 2016, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.

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

	2014	2015	2016
	(in millions)
Balance at beginning of fiscal year	¥24,525	¥12,556	¥8,814

Additions:
Initial credit impairments	1,466	2,728	915
Subsequent credit impairments	1,139	785	48

Reductions:
Securities sold or matured	(14,574)	(7,255)	(3,086)

Balance at end of fiscal year	¥12,556	¥8,814	¥6,691

The cumulative declines in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at March 31, 2015 and 2016 were ¥4,602 million and ¥4,098 million, respectively. Of which, the credit loss components recognized in earnings were ¥8,814 million and ¥6,691 million, and the remaining amounts related to all other factors recognized in Accumulated OCI before taxes were ¥4,212 million and ¥2,593 million at March 31, 2015 and 2016, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other debt securities

As of March 31, 2016, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of OTTI, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no OTTI losses were recorded in the accompanying consolidated statements of income.

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

At March 31, 2016, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2015 and 2016 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2015	2016
	(in millions)
Domestic:
Manufacturing	¥11,703,428	¥12,158,642
Construction	977,892	913,180
Real estate	10,911,240	11,175,130
Services	2,684,355	2,503,446
Wholesale and retail	8,345,481	7,891,364
Banks and other financial institutions(1)	4,329,964	5,146,932
Communication and information services	1,527,811	1,509,858
Other industries	12,674,004	14,739,826
Consumer	16,720,590	16,397,560

Total domestic	69,874,765	72,435,938

Foreign:
Governments and official institutions	1,052,051	1,125,031
Banks and other financial institutions(1)	11,973,021	13,654,335
Commercial and industrial	29,593,255	30,056,474
Other	6,065,782	5,818,747

Total foreign	48,684,109	50,654,587

Unearned income, unamortized premiums—net and deferred loan fees—net	(293,672)	(299,567)

Total(2)	¥118,265,202	¥122,790,958

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥88,927 million and ¥100,889 million at March 31, 2015 and 2016, respectively, which are carried at the lower of cost or fair value.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUAH, and Krungsri based on the grouping used by the MUFG Group to determine the allowance for credit losses. See Note 1 for further information.

Loans of ¥950,295 million, which were transferred from the former BTMU Bangkok Branch to Krungsri, were included in the Commercial segment as of March 31, 2015. For the fiscal year starting from April 1, 2015, these loans were integrated into the Krungsri segment since the methodologies used to estimate the allowance for credit losses on these loans were changed to those of the Krungsri segment. An allowance for credit losses relating to these loans was not material as of March 31, 2015.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The nonaccrual status of loans by class at March 31, 2015 and 2016 is shown below:

	2015	2016
	(in millions)
Commercial
Domestic	¥514,026	¥702,896
Manufacturing	118,956	372,801
Construction	20,108	15,207
Real estate	76,969	60,134
Services	54,189	40,523
Wholesale and retail	157,964	132,015
Banks and other financial institutions	5,715	675
Communication and information services	23,204	20,270
Other industries	18,562	29,190
Consumer	38,359	32,081
Foreign-excluding MUAH and Krungsri	96,899	189,742
Residential	95,645	79,817
Card	66,979	62,546
MUAH	45,173	66,636
Krungsri	68,103	85,325

Total(1)	¥886,825	¥1,186,962

Note:

(1)	The above table does not include loans held for sale of ¥624 million and ¥400 million at March 31, 2015 and 2016, respectively, and loans acquired with deteriorated credit quality of ¥26,248 million and ¥12,805 million at March 31, 2015 and 2016, respectively.

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and TDRs. The following table shows information about impaired loans by class at March 31, 2015 and 2016:

	Recorded Loan Balance
At March 31, 2015:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥890,900	¥234,171	¥1,125,071	¥1,174,925	¥424,537
Manufacturing	420,860	46,876	467,736	478,453	178,867
Construction	20,997	12,018	33,015	33,900	11,515
Real estate	90,735	49,697	140,432	150,029	32,314
Services	74,459	24,766	99,225	105,429	38,107
Wholesale and retail	205,414	61,048	266,462	277,119	120,945
Banks and other financial institutions	5,935	472	6,407	6,773	5,052
Communication and information services	21,374	11,406	32,780	34,094	13,886
Other industries	20,482	7,621	28,103	29,962	12,626
Consumer	30,644	20,267	50,911	59,166	11,225
Foreign-excluding MUAH and Krungsri	192,263	173	192,436	192,436	91,579
Loans acquired with deteriorated credit quality	12,057	—	12,057	23,798	3,302
Residential	160,382	9,429	169,811	208,969	49,985
Card	90,101	604	90,705	102,142	25,726
MUAH	39,510	21,216	60,726	70,457	4,146
Krungsri	24,122	11,878	36,000	43,185	8,012

Total(3)	¥1,409,335	¥277,471	¥1,686,806	¥1,815,912	¥607,287

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Recorded Loan Balance
At March 31, 2016:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥815,185	¥241,159	¥1,056,344	¥1,101,627	¥467,729
Manufacturing	420,377	85,948	506,325	514,155	283,697
Construction	16,660	8,986	25,646	26,561	7,845
Real estate	67,508	38,833	106,341	113,917	17,074
Services	62,296	22,057	84,353	90,651	27,593
Wholesale and retail	174,946	52,718	227,664	239,763	87,999
Banks and other financial institutions	542	146	688	689	459
Communication and information services	17,047	10,091	27,138	28,312	11,303
Other industries	30,661	6,237	36,898	38,782	24,473
Consumer	25,148	16,143	41,291	48,797	7,286
Foreign-excluding MUAH and Krungsri	285,298	6,008	291,306	305,048	175,040
Loans acquired with deteriorated credit quality	11,365	—	11,365	21,390	3,286
Residential	133,435	8,518	141,953	173,777	39,629
Card	78,770	539	79,309	88,567	21,294
MUAH	68,502	32,022	100,524	108,119	13,422
Krungsri	27,873	16,476	44,349	49,879	14,532

Total(3)	¥1,420,428	¥304,722	¥1,725,150	¥1,848,407	¥734,932

Notes:

(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans at March 31, 2015 and 2016 are accrual TDRs as follows: ¥708,414 million and ¥457,219 million—Commercial; ¥71,454 million and ¥60,634 million—Residential; ¥44,661 million and ¥37,896 million—Card; ¥34,106 million and ¥49,601 million—MUAH; and ¥8,455 million and ¥8,494 million—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥624 million and ¥400 million at March 31, 2015 and 2016, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014		2015		2016
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,359,635	¥23,283	¥1,181,941	¥23,216	¥1,066,585	¥16,572
Manufacturing	430,415	6,954	440,258	8,333	464,157	5,530
Construction	47,818	982	38,888	863	29,548	708
Real estate	228,045	3,472	170,549	3,163	123,203	2,169
Services	140,627	2,806	115,384	2,704	91,339	1,967
Wholesale and retail	339,619	5,857	283,213	5,358	249,656	4,333
Banks and other financial institutions	10,719	170	7,230	132	3,982	51
Communication and information services	44,417	945	35,249	837	29,547	677
Other industries	49,612	985	35,208	745	29,018	301
Consumer	68,363	1,112	55,962	1,081	46,135	836
Foreign-excluding MUAH and Krungsri	187,656	2,848	183,671	3,161	230,018	3,235
Loans acquired with deteriorated credit quality	30,101	1,659	14,758	697	11,549	495
Residential	264,277	5,153	187,642	4,241	154,760	2,918
Card	113,993	5,218	97,159	4,154	85,006	3,330
MUAH	60,943	3,468	59,711	2,040	71,966	1,550
Krungsri	—	—	18,764	609	40,037	2,252

Total	¥2,016,605	¥41,629	¥1,743,646	¥38,118	¥1,659,921	¥30,352

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions)
Accrual TDRs:
Balance at beginning of fiscal year	¥945,623	¥832,267	¥867,090
Additions (new accrual TDR status)(1)	231,063	364,445	175,178
Transfers to other impaired loans (including nonaccrual TDRs)	(48,295)	(28,001)	(164,016)
Loans sold	(7,698)	(223)	(9)
Principal payments and other	(288,426)	(301,398)	(264,399)

Balance at end of fiscal year(1)	¥832,267	¥867,090	¥613,844

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of fiscal year	¥1,255,143	¥1,028,760	¥819,716
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	313,086	281,456	617,481
Charge-off	(123,037)	(79,684)	(65,198)
Transfers to accrual TDRs	(63,828)	(48,176)	(32,190)
Loans sold	(39,879)	(14,448)	(12,224)
Principal payments and other	(312,725)	(348,192)	(216,279)

Balance at end of fiscal year(1)	¥1,028,760	¥819,716	¥1,111,306

Notes:

(1)	For the fiscal year ended March 31, 2015, lease receivables of ¥4,437 million and ¥924 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,333 million and ¥1,629 million, are also excluded from the balance of accrual TDRs and other Impaired loans, respectively, as of March 31, 2015. For the fiscal year ended March 31, 2016, lease receivables of ¥3,124 million and ¥240 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,172 million and ¥567 million, are also excluded from the balance of accrual TDRs and other Impaired loans, respectively, as of March 31, 2016.
(2)	Included in additions of other impaired loans for the fiscal years ended March 31, 2014, 2015 and 2016 are nonaccrual TDRs as follows: ¥11,054 million, ¥12,756 million and ¥10,954 million—Card; ¥16,228 million, ¥13,278 million and ¥19,725 million—MUAH; and nil, ¥4,009 million and ¥7,989 million—Krungsri, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings

The following tables summarize the MUFG Group’s TDRs by class during the fiscal years ended March 31, 2014, 2015 and 2016:

	2014		2015		2016
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥175,011	¥151,505	¥324,055	¥312,215	¥116,299	¥76,530
Manufacturing	93,968	70,462	239,793	227,953	63,304	23,535
Construction	3,435	3,435	5,053	5,053	2,881	2,881
Real estate	21,977	21,977	13,555	13,555	7,167	7,167
Services	13,149	13,149	16,024	16,024	12,226	12,226
Wholesale and retail	32,458	32,458	43,643	43,643	27,545	27,545
Banks and other financial institutions	1	1	12	12	—	—
Communication and information services	1,802	1,802	2,434	2,434	869	869
Other industries	4,414	4,414	2,005	2,005	1,240	1,240
Consumer	3,807	3,807	1,536	1,536	1,067	1,067
Foreign-excluding MUAH and Krungsri	20,175	20,175	3,090	2,927	23,849	23,849
Loans acquired with deteriorated credit quality	7,616	7,616	1,594	1,594	—	—
Residential(1)(3)	32,777	32,777	26,073	26,073	19,316	19,316
Card(2)(3)	17,141	16,869	19,275	19,015	16,002	15,670
MUAH(2)(3)	29,945	29,403	18,624	18,258	64,064	64,064
Krungsri(2)(3)	—	—	19,796	19,767	17,869	17,781

Total	¥282,665	¥258,345	¥412,507	¥399,849	¥257,399	¥217,210

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014	2015	2016
	Troubled Debt Restructurings That Subsequently defaulted
	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥22,503	¥5,234	¥150,142
Manufacturing	11,644	1,769	147,025
Construction	86	322	6
Real estate	1,174	119	745
Services	1,481	452	1,193
Wholesale and retail	5,834	2,044	1,090
Banks and other financial institutions	—	—	—
Communication and information services	1,639	264	20
Other industries	152	149	40
Consumer	493	115	23
Foreign-excluding MUAH and Krungsri	—	—	—
Loans acquired with deteriorated credit quality	—	—	—
Residential(1)(3)	474	345	284
Card(2)(3)	4,015	4,793	4,479
MUAH(2)(3)	2,912	2,839	3,925
Krungsri(2)(3)	—	1,455	6,219

Total	¥29,904	¥14,666	¥165,049

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.
(3)	For the fiscal year ended March 31, 2014, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, whereas reduction in the stated rate and payment deferrals were the primary concession types in the Card and MUAH segments, respectively. For the fiscal years ended March 31, 2015 and 2016, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and payment deferrals was the primary concession type in the MUAH segment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2015 and 2016:

	2015	2016
	(in millions)
Commercial(1)
Domestic	¥611,382	¥353,604
Manufacturing	348,981	133,524
Construction	12,915	10,502
Real estate	63,462	46,206
Services	45,158	43,918
Wholesale and retail	108,504	95,652
Banks and other financial institutions	691	13
Communication and information services	9,576	6,869
Other industries	9,545	7,711
Consumer	12,550	9,209
Foreign-excluding MUAH and Krungsri	97,032	103,615
Residential(1)	71,454	60,634
Card(2)	90,705	79,309
MUAH(2)	56,299	98,843
Krungsri(2)	19,924	26,422

Total	¥946,796	¥722,427

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2015 and 2016 are nonaccrual TDRs as follows: ¥46,044 million and ¥41,413 million—Card; ¥22,193 million and ¥49,242 million—MUAH; and ¥7,136 million and ¥13,756 million—Krungsri, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2014, 2015 and 2016 was not material.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TDRs that subsequently defaulted in the Commercial and Residential segments of the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

Regarding the Card, MUAH and Krungsri segments, the TDRs in the above tables represent modified nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥24,332 million and ¥31,302 million at March 31, 2015 and 2016, respectively. See Note 25 for further discussion of commitments to extend credit.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2015 and 2016 are shown below:

At March 31, 2015:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥51,408,556	¥2,782,394	¥514,023	¥54,704,973
Manufacturing	10,522,968	1,049,399	118,956	11,691,323
Construction	887,030	69,953	20,108	977,091
Real estate	10,101,657	559,144	76,852	10,737,653
Services	2,383,133	235,506	54,189	2,672,828
Wholesale and retail	7,582,985	582,992	157,964	8,323,941
Banks and other financial institutions	4,313,416	10,539	5,715	4,329,670
Communication and information services	1,449,687	54,515	23,204	1,527,406
Other industries	12,504,635	147,477	18,668	12,670,780
Consumer	1,663,045	72,869	38,367	1,774,281
Foreign-excluding MUAH and Krungsri	34,355,619	990,519	99,546	35,445,684
Loans acquired with deteriorated credit quality	20,939	28,398	6,694	56,031

Total	¥85,785,114	¥3,801,311	¥620,263	¥90,206,688

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,449,091	¥97,471	¥14,546,562
Card	¥497,017	¥67,589	¥564,606

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,820,953	¥32,669	¥5,229,700	¥76,670	¥80,889	¥9,240,881

			Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
			(in millions)
Krungsri			¥3,653,931	¥118,164	¥85,231	¥3,857,326

At March 31, 2016:			Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
			(in millions)
Commercial
Domestic			¥54,765,780	¥2,077,010	¥703,122	¥57,545,912
Manufacturing			11,129,300	602,097	372,941	12,104,338
Construction			842,100	55,250	15,207	912,557
Real estate			10,540,325	461,238	60,125	11,061,688
Services			2,232,882	216,327	40,523	2,489,732
Wholesale and retail			7,226,154	523,813	132,013	7,881,980
Banks and other financial institutions			5,133,471	12,676	675	5,146,822
Communication and information services			1,432,234	51,533	20,270	1,504,037
Other industries			14,611,047	96,522	29,276	14,736,845
Consumer			1,618,267	57,554	32,092	1,707,913
Foreign-excluding MUAH and Krungsri			35,202,041	1,102,422	195,776	36,500,239
Loans acquired with deteriorated credit quality			18,333	16,081	5,991	40,405

Total			¥89,986,154	¥3,195,513	¥904,889	¥94,086,556

				Accrual	Nonaccrual	Total(1)
				(in millions)
Residential				¥14,156,030	¥80,696	¥14,236,726
Card				¥530,858	¥63,051	¥593,909

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,650,744	¥27,137	¥5,373,188	¥126,279	¥177,779	¥9,355,127

			Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
			(in millions)
Krungsri			¥4,421,957	¥161,557	¥90,767	¥4,674,281

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥53,884 million and ¥43,037 million as of March 31, 2015 and 2016, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

Past Due Analysis

Ages of past due loans by class at March 31, 2015 and 2016 are shown below:

At March 31, 2015:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥14,136	¥22,786	¥36,922	¥54,668,051	¥54,704,973	¥5,574
Manufacturing	1,561	2,545	4,106	11,687,217	11,691,323	222
Construction	192	446	638	976,453	977,091	—
Real estate	3,142	5,707	8,849	10,728,804	10,737,653	922
Services	1,046	1,336	2,382	2,670,446	2,672,828	57
Wholesale and retail	2,741	4,237	6,978	8,316,963	8,323,941	47
Banks and other financial institutions	7	506	513	4,329,157	4,329,670	—
Communication and information services	520	414	934	1,526,472	1,527,406	—
Other industries	303	277	580	12,670,200	12,670,780	29
Consumer	4,624	7,318	11,942	1,762,339	1,774,281	4,297
Foreign-excluding MUAH and Krungsri	9,390	2,126	11,516	35,434,168	35,445,684	—
Residential	82,871	53,680	136,551	14,396,635	14,533,186	41,801
Card	18,694	32,097	50,791	501,758	552,549	—
MUAH	20,976	11,091	32,067	9,199,435	9,231,502	362
Krungsri	88,144	57,894	146,038	3,674,796	3,820,834	—

Total	¥234,211	¥179,674	¥413,885	¥117,874,843	¥118,288,728	¥47,737

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2016:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥13,948	¥22,305	¥36,253	¥57,509,659	¥57,545,912	¥6,374
Manufacturing	670	4,209	4,879	12,099,459	12,104,338	27
Construction	443	427	870	911,687	912,557	—
Real estate	3,260	5,761	9,021	11,052,667	11,061,688	1,856
Services	2,085	1,084	3,169	2,486,563	2,489,732	106
Wholesale and retail	2,436	3,225	5,661	7,876,319	7,881,980	147
Banks and other financial institutions	—	36	36	5,146,786	5,146,822	2
Communication and information services	1,062	435	1,497	1,502,540	1,504,037	73
Other industries	187	117	304	14,736,541	14,736,845	—
Consumer	3,805	7,011	10,816	1,697,097	1,707,913	4,163
Foreign-excluding MUAH and Krungsri	17,685	23,488	41,173	36,459,066	36,500,239	—
Residential	79,243	50,449	129,692	14,095,995	14,225,687	40,835
Card	18,181	31,655	49,836	532,601	582,437	—
MUAH	17,247	8,563	25,810	9,331,855	9,357,665	241
Krungsri	87,023	70,139	157,162	4,494,996	4,652,158	—

Total	¥233,327	¥206,599	¥439,926	¥122,424,172	¥122,864,098	¥47,450

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include ¥1,116 million and ¥732 million of FDIC covered loans at March 31, 2015 and 2016, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2014, 2015 and 2016 are shown below:

Fiscal year ended March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥1,068,463	¥157,209	¥51,870	¥58,445	¥—	¥1,335,987
Provision (credit) for credit losses	(70,091)	(35,952)	5,617	(5,945)	—	(106,371)
Charge-offs	158,875	4,577	20,125	7,521	—	191,098
Recoveries	29,478	230	3,264	4,378	—	37,350

Net charge-offs	129,397	4,347	16,861	3,143	—	153,748
Others(1)	7,882	3	—	10,667	—	18,552

Balance at end of fiscal year	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal year ended March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420
Provision (credit) for credit losses	22,621	(30,858)	2,561	(1,883)	94,557	86,998
Charge-offs	119,160	13,894	10,785	5,349	27,973	177,161
Recoveries	18,995	205	3,268	4,027	—	26,495

Net charge-offs	100,165	13,689	7,517	1,322	27,973	150,666
Others(1)	8,403	—	—	7,950	8,374	24,727

Balance at end of fiscal year	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479

Fiscal year ended March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479
Provision (credit) for credit losses	117,024	(9,478)	885	47,429	76,002	231,862
Charge-offs	116,620	6,691	8,323	5,721	61,416	198,771
Recoveries	21,110	2,401	2,955	2,412	12,934	41,812

Net charge-offs	95,510	4,290	5,368	3,309	48,482	156,959
Others(1)	(12,671)	—	—	(435)	(6,146)	(19,252)

Balance at end of fiscal year	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130

Notes:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.
(2)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit losses was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit losses was stated at March 31, 2014 in the above table.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2015 and 2016 are shown below:

At March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥516,116	¥49,317	¥25,726	¥4,146	¥7,537	¥602,842
Collectively evaluated for impairment	269,289	21,255	9,921	60,214	66,913	427,592
Loans acquired with deteriorated credit quality	22,311	1,794	23	409	508	25,045

Total	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479

Loans:
Individually evaluated for impairment	¥1,317,507	¥167,099	¥90,069	¥60,726	¥31,936	¥1,667,337
Collectively evaluated for impairment	88,833,150	14,366,087	462,480	9,171,892	3,788,898	116,622,507
Loans acquired with deteriorated credit quality	56,031	13,376	12,057	62,147	36,492	180,103

Total(1)	¥90,206,688	¥14,546,562	¥564,606	¥9,294,765	¥3,857,326	¥118,469,947

At March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥642,769	¥39,247	¥21,294	¥13,422	¥14,401	¥731,133
Collectively evaluated for impairment	159,761	17,908	9,886	94,926	81,785	364,266
Loans acquired with deteriorated credit quality	14,029	1,443	7	106	146	15,731

Total	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130

Loans:
Individually evaluated for impairment	¥1,347,650	¥140,451	¥78,770	¥100,524	¥43,609	¥1,711,004
Collectively evaluated for impairment	92,698,501	14,085,236	503,667	9,257,873	4,608,549	121,153,826
Loans acquired with deteriorated credit quality	40,405	11,039	11,472	39,767	22,123	124,806

Total(1)	¥94,086,556	¥14,236,726	¥593,909	¥9,398,164	¥4,674,281	¥122,989,636

Note:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease in the allowance for credit losses due to loan disposal activity amounting to ¥16.2 billion, ¥3.5 billion and ¥0.8 billion for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

The MUFG Group sold ¥906 billion, ¥748 billion and ¥640 billion of loans within the Commercial segment during the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

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

	2015	2016
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥10,048	¥6,993
Cash flows expected to be collected at acquisitions	548	935
Fair value of loans at acquisition	548	935
Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥93,621	¥73,625
Additions	—	—
Accretion	(46,487)	(28,413)
Disposals	(641)	(546)
Reclassifications from nonaccretable difference	21,070	9,111
Foreign currency translation adjustments	6,062	(759)

Balance at end of fiscal year	¥73,625	¥53,018

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥531,327	¥399,736
Outstanding balance at end of fiscal year	399,736	301,447
Carrying amount at beginning of fiscal year	269,376	180,103
Carrying amount at end of fiscal year	180,103	124,806
Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥548	¥935
Carrying amount at end of fiscal year	26,248	12,805
Allowance for credit losses within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for credit losses at beginning of fiscal year	¥29,429	¥25,045
Additional provisions during fiscal year	2,533	2,532
Reductions of allowance during fiscal year	456	1,449
Balance of allowance for credit losses at end of fiscal year	25,045	15,731

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

As of March 31, 2015 and 2016, the components of the investment in direct financing leases were as follows:

	2015	2016
	(in millions)
Minimum lease payments receivable	¥1,729,901	¥1,640,245
Estimated residual values of leased property	25,329	28,780
Less—unearned income	(228,416)	(223,476)

Net investment in direct financing leases	¥1,526,814	¥1,445,549

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2016 were as follows:

Direct Financing Leases
(in millions)
Fiscal year ending March 31:
2017	¥452,748
2018	411,741
2019	287,632
2020	208,520
2021	117,157
2022 and thereafter	162,447

Total minimum lease payment receivables	¥1,640,245

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual borrowers in Japan and overseas in the normal course of business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of the nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of BTMU and MUTB generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥18,984 million, ¥15,257 million and ¥12,094 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2015 and 2016, outstanding loans to such related parties were not material.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2014, 2015 and 2016, there were no loans to related parties that were charged off. Additionally, at March 31, 2014, 2015, and 2016, there were no loans to related parties that were impaired.

5.	PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2015 and 2016 consisted of the following:

	2015	2016
	(in millions)
Land	¥409,271	¥394,782
Buildings	760,974	767,810
Equipment and furniture	615,540	654,099
Leasehold improvements	282,179	287,831
Construction in progress	35,773	38,491

Total	2,103,737	2,143,013
Less accumulated depreciation	1,121,532	1,137,108

Premises and equipment-net	¥982,205	¥1,005,905

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥36,678 million and ¥34,365 million at March 31, 2015 and 2016, respectively. Accumulated depreciation on such capitalized leases at March 31, 2015 and 2016 amounted to ¥26,249 million and ¥23,874 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the accompanying consolidated balance sheets and depreciated. The financing obligation at March 31, 2015 and 2016 was ¥45,256 million and ¥44,152 million, respectively.
For the fiscal years ended March 31, 2014, 2015 and 2016, the MUFG Group recognized ¥13,850 million, ¥6,057 million and ¥7,016 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥226 million, ¥176 million and ¥541 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2015 and 2016:

Effective April 1, 2015, the Integrated Retail Banking Business Group, the Integrated Corporate Banking Business Group, the Integrated Trust Assets Business Group, the Integrated Global Business Group and the Integrated Global Markets Business Group were renamed the Retail Banking Business Group, the Corporate Banking Business Group, the Trust Assets Business Group, the Global Business Group and the Global Markets Business Group, respectively.

Effective April 1, 2015, the MUFG Group began to include Krungsri as part of the Global Business Group, as shown in the table below.

	Retail Banking Business Group	Corporate Banking Business Group	Trust Assets Business Group	Global Business Group				Global Markets Business Group	Total
				Other than MUAH /Krungsri	MUAH	Krungsri	Total
	(in millions)
Balance at March 31, 2014:
Goodwill	¥840,055	¥885,234	¥37,795	¥152,203	¥341,890	¥217,386	¥711,479	¥2,300	¥2,476,863
Accumulated impairment losses	(840,055)	(885,234)	(22,527)	(532)	—	—	(532)	—	(1,748,348)

	—	—	15,268	151,671	341,890	217,386	710,947	2,300	728,515
Impairment loss	—	—	(3,432)	—	—	—	—	—	(3,432)
Foreign currency translation adjustments and other	—	—	2,196	—	48,402	31,929	80,331	—	82,527

Balance at March 31, 2015:
Goodwill	840,055	885,234	39,991	152,203	390,292	249,315	791,810	2,300	2,559,390
Accumulated impairment losses	(840,055)	(885,234)	(25,959)	(532)	—	—	(532)	—	(1,751,780)

	—	—	14,032	151,671	390,292	249,315	791,278	2,300	807,610
Goodwill acquired during the fiscal year(2)	—	—	2,732	—	—	—	—	—	2,732
Impairment loss	—	—	(4,298)	(151,671)	—	(177,750)	(329,421)	—	(333,719)
Foreign currency translation adjustments and other	—	—	(23)	—	193	(22,418)	(22,225)	—	(22,248)

Balance at March 31, 2016:
Goodwill	840,055	885,234	42,700	152,203	390,485	226,897	769,585	2,300	2,539,874
Accumulated impairment losses	(840,055)	(885,234)	(30,257)	(152,203)	—	(177,750)	(329,953)	—	(2,085,499)

	¥—	¥—	¥12,443	¥—	¥390,485	¥49,147	¥439,632	¥2,300	¥454,375

Notes:

(1)	See Note 30 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with acquisition.

U.S. GAAP requires to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a two-step process that begins with an estimation of the fair value of a reporting unit, which is to be compared with the carrying amount of the reporting unit including goodwill, to identify potential impairment of goodwill. If the carrying amount of a reporting unit including goodwill exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss recorded in the consolidated statements of income. This test requires comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of its goodwill.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2014, 2015 and 2016, the MUFG Group recognized ¥7,792 million, ¥3,432 million and ¥4,298 million, respectively, in impairment of goodwill relating to reporting units within the Trust Assets Business Group segment. The MUFG Group readjusted its future cash flow projection of the reporting units in this segment, considering the subsidiaries’ recent business performance. Due to the situation, the fair value of the reporting units, which were based on discounted future cash flows, fell below the carrying amounts of the reporting units. Accordingly, the second step of the goodwill impairment test was performed for the reporting units. As a result, the carrying amounts of reporting units’ goodwill exceeded the implied fair value of the reporting units’ goodwill, and the impairment losses were recognized on the related goodwill.

For the fiscal year ended March 31, 2016, the MUFG Group recognized ¥151,671 million in impairment of goodwill relating to reporting unit Other than MUAH/Krungsri within the Global Business Group segment. The Bank of Japan introduced Quantitative and Qualitative Monetary Easing with Negative Interest Rates in January, 2016, and the benchmark yield turned and stayed negative through to the end of the fiscal year. Share prices have fallen and the Japanese yen has appreciated since the start of the calendar year as a reflection of heightened risk aversion around the globe. It led MUFG’s stock price to decline from ¥743.7 at March 31, 2015 to ¥521.5 at March 31, 2016. Since the fair value of reporting unit Other than MUAH/Krungsri within the Global Business Group segment was estimated based on MUFG’s stock price, this decline led to decrease market capitalization and negatively affected the fair value of the reporting unit. Due to the situation, the fair value of the reporting unit fell below the carrying amount of the reporting unit. Accordingly, the second step of the goodwill impairment test was performed for this reporting unit. As a result, the carrying amount of reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

For the fiscal year ended March 31, 2016, the MUFG Group recognized ¥177,750 million in impairment of goodwill relating to Krungsri reporting unit within the Global Business Group segment. The economy in China continued to slow down due to the suppressed investment environment, while weak exports weighed on other Asian economies. It led the slowing economic growth in Thailand and Krungsri’s stock price to decline from Thai baht 44.75 at December 31, 2014 to Thai baht 29.75 at December 31, 2015. Since the fair value of Krungsri reporting unit within the Global Business Group segment was estimated based on Krungsri’s stock price, this decline led to decrease market capitalization and negatively affected the fair value of the reporting unit. Due to the situation, the fair value of the reporting unit fell below the carrying amount of the reporting unit. Accordingly, the second step of the goodwill impairment test was performed for this reporting unit. As a result, the carrying amount of reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2015 and 2016:

	2015			2016
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥2,032,617	¥1,372,238	¥660,379	¥2,204,185	¥1,517,237	¥686,948
Core deposit intangibles	712,878	519,587	193,291	137,337	76,872	60,465
Customer relationships	403,652	171,920	231,732	378,295	182,284	196,011
Trade names	77,175	20,693	56,482	78,079	23,915	54,164
Other	10,537	3,350	7,187	12,293	4,015	8,278

Total	¥3,236,859	¥2,087,788	1,149,071	¥2,810,189	¥1,804,323	1,005,866

Intangible assets not subject to amortization:
Indefinite-lived trade names			3,037			—
Other			8,056			9,284

Total			11,093			9,284

Total			¥1,160,164			¥1,015,150

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

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2016 amounted to ¥231,602 million, which primarily consisted of ¥223,809 million of software and ¥6,479 million of customer relationships. The weighted average amortization periods for these assets are 6 years and 22 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2016 amounted to ¥389 million.

For the fiscal years ended March 31, 2014, 2015 and 2016, the MUFG Group recognized ¥312 million, ¥677 million and ¥117,726 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

The impairment loss for the fiscal year ended March 31, 2016 included a loss of ¥8,043 million relating to customer relationship under Trust Asset Business Group segment. The fair value of the customer relationship was calculated based on the present value of expected future cash flow, which could be affected by the amount of the assets under management and fluctuation of the markets. Estimated future cash flow of the above customer relationship was readjusted downwards due to instability of bond markets and large fluctuations of foreign

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange markets. Accordingly, the MUFG Group reevaluated customer relationship and recognized an impairment loss. Also, for the fiscal year ended March 31, 2016, the MUFG Group recognized an impairment loss of ¥8,923 million related to software for internal use.

The impairment loss for the fiscal year ended March 31, 2016 included a loss of ¥99,981 million relating to core deposit intangible acquired in connection with the merger with UFJ Holdings. The fair value of this core deposit intangible was calculated based on the present value of expected future cash flows in 2005. As a result of negative interest rate policy by the Bank of Japan, estimated future cost saving became negative due to the decrease of the spread between the interest rate of the core deposit funding and the decreased alternative interest rate of the market funding, and the estimated future cash flows were revised downwards. Accordingly, the MUFG Group reevaluated core deposit intangible and recognized impairment loss.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2017	¥237,761
2018	204,469
2019	165,748
2020	128,532
2021	86,670

7.	INCOME TAXES

Income before Income Tax Expense

Income before income tax expense by jurisdiction for the fiscal years ended March 31, 2014, 2015 and 2016 was as follows:

	2014	2015	2016
	(in millions)
Domestic income	¥1,012,551	¥1,545,510	¥735,128
Foreign income	407,892	717,146	427,542

Total	¥1,420,443	¥2,262,656	¥1,162,670

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Tax Expense (Benefit)

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2014, 2015 and 2016 was as follows:

	2014	2015	2016
	(in millions)
Current:
Domestic	¥243,648	¥300,905	¥293,337
Foreign	102,316	112,603	137,040

Total	345,964	413,508	430,377

Deferred:
Domestic	(5,523)	240,293	(22,019)
Foreign	(2,524)	12,219	(38,926)

Total	(8,047)	252,512	(60,945)

Income tax expense	337,917	666,020	369,432
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	96,422	578,161	(162,535)
Debt valuation adjustments (Note 14)	—	—	1,793
Derivatives qualifying for cash flow hedges	(235)	591	1,226
Defined benefit plans	69,515	5,965	(67,877)
Foreign currency translation adjustments	51,414	95,335	(43,988)

Total	217,116	680,052	(271,381)

Total	¥555,033	¥1,346,072	¥98,051

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

On March 29, 2016, the Japanese Diet enacted the “2016 Tax Reform” which reduces in the effective statutory rate of corporate income tax from approximately 33.9% to 31.5% for the fiscal year beginning on or after April 1, 2016. In addition, this “2016 Tax Reform” partially amends the articles in the “2015 Tax Reform” relating to the limitation on the use of net operating loss carryforwards and the carryforward period of certain net operating loss carryforwards in order to equalize the tax burden of companies. That is, changes in the limitation on the use of net operating loss carryforwards from 65% to 60% of taxable income for the period between April 1, 2016 and March 31, 2017, and from 50% to 55% for the period between April 1, 2017 and March 31, 2018, respectively, and one-year decrease in the carryforward period of certain net operating loss carryforwards from ten-year period to nine-year period for the period between April 1, 2017 and March 31, 2018. The change in tax law resulted in a decrease of ¥50,081 million in income tax expense for the fiscal year ended March 31, 2016.

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 38.0%, 35.6%, and 33.9% for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2014, 2015 and 2016 is as follows:

	2014	2015	2016
Combined normal effective statutory tax rate	38.0%	35.6%	33.9%
Nondeductible expenses	0.2	0.1	0.3
Impairment of goodwill	0.2	—	9.7
Foreign tax credit and payments	(0.6)	(1.0)	(1.9)
Lower tax rates applicable to income of subsidiaries	(0.4)	(0.1)	(0.2)
Change in valuation allowance	(12.4)	(1.3)	(4.0)
Realization of previously unrecognized tax effects of subsidiaries	(0.1)	—	—
Nontaxable dividends received	(3.3)	(1.6)	(1.9)
Undistributed earnings of subsidiaries	0.5	0.1	0.7
Tax and interest expense for uncertainty in income taxes	—	(0.2)	0.0
Effect of changes in tax laws	1.2	(1.7)	(4.3)
Other—net	0.5	(0.5)	(0.5)

Effective income tax rate	23.8%	29.4%	31.8%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2015 and 2016 were as follows:

	2015	2016
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥570,049	¥497,419
Operating loss carryforwards	110,211	150,922
Loans	13,295	11,240
Accrued liabilities and other	172,959	173,405
Premises and equipment, including sale-and-leaseback transactions	86,461	86,773
Derivative financial instruments	95,593	—
Accrued severance indemnities and pension plans	17,286	57,398
Valuation allowance	(274,010)	(208,282)

Total deferred tax assets	791,844	768,875

Deferred tax liabilities:
Investment securities (including trading account assets at fair value under fair value option)	1,321,462	1,000,966
Intangible assets	147,173	86,672
Lease transactions	74,605	82,816
Derivative financial instruments	—	17,466
Other	70,352	70,860

Total deferred tax liabilities	1,613,592	1,258,780

Net deferred tax assets (liabilities)	¥(821,748)	¥(489,905)

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

Among others, a release of valuation allowance of ¥91,070 million was due to the application of the consolidated corporate-tax system beginning with the fiscal year ended March 31, 2015. This was because MUFG would be able to utilize income in more profitable subsidiaries to realize the benefit of net operating loss carryforwards and existing deductible temporary differences recorded at MUFG. Management believed that the net operating loss carryforwards related to Japanese corporate taxes would be fully utilized by the application of the consolidated corporate-tax system.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Among others, a release of valuation allowance of ¥45,922 million was due to the profitability improvement of a certain subsidiary. Management considered various factors, including the improved operating performance and cumulative operating results over the prior several years of the subsidiary as well as the outlook regarding prospective operating performance of the subsidiary, and determined that sufficient positive evidence exists as of March 31, 2014, to conclude that it was more likely than not that additional deferred tax assets would be realizable.

For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2015 and 2016 to the extent that it is more likely than not that they will not be realized.

For the fiscal year ended March 31, 2016, the MUFG Group recorded a valuation allowance release of ¥65,728 million which was mainly due to the profitability improvement of a certain subsidiary. Management considered various factors, including the improved operating performance and cumulative operating results over the prior several years of the subsidiary as well as the outlook regarding prospective operating performance of the subsidiary, and determined that sufficient positive evidence exists as of March 31, 2016, to conclude that it is more likely than not that additional deferred tax assets would be realizable. As a result, a valuation allowance provided against deferred tax assets with operating loss carryforwards not expected to be realized as of March 31, 2015 was partially reduced as of March 31, 2016.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2015 and 2016, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥22,741 million and ¥29,250 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Loss and Tax Credit Carryforwards

At March 31, 2016, the MUFG Group had operating loss carryforwards for corporate tax of ¥465,920 million and tax credit carryforwards of ¥12,653 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2017	¥1,344	¥1,598
2018	24,513	172
2019	4,921	33
2020	35,818	111
2021	8,840	115
2022	20,899	85
2023 and thereafter	339,369	8,716
No definite expiration date	30,216	1,823

Total	¥465,920	¥12,653

Uncertainty in Income Tax

The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014		2015	2016
	(in millions)
Balance at beginning of fiscal year	¥30,956		¥13,993	¥10,940
Gross amount of increases for current year’s tax positions	439		606	1,095
Gross amount of increases for prior years’ tax positions	333		3,361	162
Gross amount of decreases for prior years’ tax positions	(25,318	)(1)	(6,561)	—
Net amount of changes relating to settlements with tax authorities	(244)		(809)	(1,299)
Decreases due to lapse of applicable statutes of limitations	—		(1,452)	(296)
Foreign exchange translation and others	7,827		1,802	(652)

Balance at end of fiscal year	¥13,993		¥10,940	¥9,950

Note:

(1)	The decrease related to prior year tax positions is primarily from the resolution of uncertain tax positions in the U.S. for both federal income taxes and California state tax.

The total amounts of unrecognized tax benefits at March 31, 2014, 2015 and 2016 that, if recognized, would affect the effective tax rate are ¥3,570 million, ¥1,485 million and ¥1,065 million, respectively. The remainder of the uncertain tax positions have offsetting amounts in other jurisdictions or are temporary differences.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions)
Balance at beginning of fiscal year	¥4,528	¥5,946	¥4,876
Total interest and penalties in the consolidated statements of income	(698)	(1,468)	201
Total cash settlements, foreign exchange translation and others	2,116	398	(350)

Balance at end of fiscal year	¥5,946	¥4,876	¥4,727

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2015 and forward
United States—Federal	2010 and forward
United States—California	2009 and forward
Thailand	2010 and forward
United Kingdom	2014 and forward

The MUFG Group is currently under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. The unrecognized tax benefits will decrease since resolved items will be removed from the balance regardless of whether their resolution results in payment or recognition. It is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥2.6 billion during the next twelve months.

8.	PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2016, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2016
(in millions)
Trading account securities	¥12,727,807
Investment securities	6,841,237
Loans	8,815,364
Other	61,080

Total	¥28,445,488

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

2016
(in millions)
Deposits	¥377,649
Payables under repurchase agreements and securities lending transactions	14,968,645
Other short-term borrowings and long-term debt	12,869,907
Other	229,287

Total	¥28,445,488

In addition, at March 31, 2016, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets aggregating to ¥19,223,557 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

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

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2015 and 2016 the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥30,482,570 million and ¥40,427,837 million, respectively. Average reserves during the fiscal years ended March 31, 2015 and 2016 were ¥22,853,187 million and ¥33,939,765 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and CDs.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2016, the MUFG Group pledged ¥29,653 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2015 and 2016, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥19,756 billion and ¥19,366 billion, respectively, of which ¥14,496 billion and ¥13,959 billion, respectively, was sold or repledged.

At March 31, 2015 and March 31, 2016, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,716,302 million and ¥1,510,689 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥906,456 million and ¥1,265,041 million, respectively.

9.	DEPOSITS

The balances of time deposits, including CDs, issued in amounts of ¥10 million (approximately U.S.$89 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2016) or more with respect to domestic deposits and issued in amounts of U.S.$100,000 or more with respect to foreign deposits were ¥26,741,038 million and ¥27,056,193 million, respectively, at March 31, 2015, and ¥29,005,124 million and ¥23,867,036 million, respectively, at March 31, 2016.

The maturity information at March 31, 2016 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥35,553,119	¥24,020,814
Due after one year through two years	6,076,048	460,129
Due after two years through three years	2,957,445	280,569
Due after three years through four years	981,293	146,945
Due after four years through five years	998,626	34,147
Due after five years	846,129	6,503

Total	¥47,412,660	¥24,949,107

10.	CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2015 and 2016 is as follows:

	2015	2016
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥3,668,986	¥1,388,589
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.17%	0.34%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	DUE TO TRUST ACCOUNT

MUTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2015 and 2016 is as follows:

	2015	2016
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥1,610,992	¥6,338,154
Weighted average interest rate on outstanding balance at end of fiscal year	0.05%	0.02%

12.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2015 and 2016, the MUFG Group had unused lines of credit for short-term financing amounting to ¥8,486,059 million and ¥6,711,520 million, respectively. The amounts principally consist of non-interest-bearing collateralized intraday overdraft lines and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2015 and 2016 were comprised of the following:

	2015	2016
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,579,550	¥1,177,972
Borrowings from the Bank of Japan	4,809,950	2,662,968
Borrowings from other financial institutions	271,413	256,567
Other	54,509	42,011

Total domestic offices	6,715,422	4,139,518

Foreign offices:
Commercial paper	4,363,937	4,906,571
Borrowings from other financial institutions	137,764	78,849
Short-term debentures	148,644	42,608
Other	180,281	190,474

Total foreign offices	4,830,626	5,218,502

Total	11,546,048	9,358,020
Less unamortized discount	241	292

Other short-term borrowings—net	¥11,545,807	¥9,357,728

Weighted average interest rate on outstanding balance at end of fiscal year	0.21%	0.36%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2015 and 2016 was comprised of the following:

	2015	2016
	(in millions)
MUFG:
Obligations under capital leases	¥57	¥35
Unsubordinated debt(1):
Fixed rate bonds, payable in US dollars, due 2021-2026, principally 2.95%-3.85%	—	516,624
Floating rate bonds, payable in US dollars, due 2021, principally 2.52%	—	43,833

Total	—	560,457

Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2024-2030, principally 0.72%-1.39%	63,000	107,800
Adjustable rate bonds, payable in Japanese yen, due 2024-2026, principally 0.35%-0.66%	27,000	324,804
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 1.94%-4.42%	350,500	801,377
Adjustable rate borrowings, payable in Japanese yen, due 2025, principally 0.50%	—	16,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 3.42%-4.78%	1,500	1,500
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	601	563
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,303	1,277
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2)	534	486
Floating rate bonds, payable in Japanese yen, no stated maturity, principally 3.12%	—	3,500
Floating rate borrowings, payable in Japanese yen, due 2025, principally 0.79%	—	22,000

Total	444,438	1,279,307

Total	444,495	1,839,799

BTMU:
Obligations under capital leases	¥8,582	¥6,904
Obligation under sale-and-leaseback transactions	45,256	44,153
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2016-2027, principally 0.15%-2.69%	1,021,100	735,400
Fixed rate bonds, payable in US dollars, due 2016-2046, principally 0.00%-4.70%	1,990,175	1,976,006
Fixed rate bonds, payable in Euro, due 2022, principally 0.88%	96,842	95,352
Fixed rate bonds, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017, principally 3.64%-4.05%(2)	32,013	21,612
Fixed rate borrowings, payable in Japanese yen, due 2016-2028, principally 0.00%-0.25%	4,456,619	5,021,001
Fixed rate borrowings, payable in US dollars, due 2018, principally 7.49%	311	208
Fixed rate borrowings, payable in Euro, due 2016-2018, principally 0.15%	75,071	73,562
Adjustable rate bonds, payable in US dollars, due 2030, principally 3.00%	1,202	1,127
Floating rate bonds, payable in US dollars, due 2016-2018, principally 0.94%-1.65%	360,510	337,916
Floating rate bonds, payable in other currencies excluding Japanese yen, US dollars, due 2017, principally 3.41%(2)	59,839	55,629
Floating rate borrowings, payable in US dollars, due 2017-2031, principally 0.53%-1.03%	770,804	895,768
Floating rate borrowings, payable in Euro, due 2021, principally 0.00%-0.07%	15,276	14,113

Total	8,879,762	9,227,694

Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2016-2031, principally 0.93%-2.91%	1,206,806	1,064,330
Fixed rate borrowings, payable in Japanese yen, due 2022-2035, principally 0.38%-2.24%	233,400	230,400
Adjustable rate borrowings, payable in Japanese yen, due 2017-2028, principally 0.08%-2.86%	212,300	156,300
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.81%-4.78%	659,200	656,000
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	282,400	264,798
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	171,371	167,925
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2)	100,610	91,485
Floating rate borrowings, payable in Japanese yen, due 2022-2027, principally 0.19%-0.68%	41,900	18,800

Total	2,907,987	2,650,038

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015	2016
	(in millions)
Obligations under loan securitization transaction accounted for as secured borrowings due 2016-2043, principally 0.15%-5.90%	900,442	713,277
Payable under repurchase agreements due 2016-2021, principally 0.13%-1.48%	1,175,858	1,434,521

Total	13,917,887	14,076,587

Other subsidiaries:
Obligations under capital leases	¥7,512	¥8,167
Unsubordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2016-2045, principally 0.00%-10.00%	1,938,560	2,153,615
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2016-2026, principally 0.00%-13.05%	779,847	1,145,182
Fixed rate bonds and notes, payable in Euro, due 2020, principally 1.23%-1.28%	—	1,161
Fixed rate bonds and notes, payable in Thai baht, due 2016-2022, principally 0.50%-4.50%	223,718	165,711
Fixed rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, Thai baht, due 2016-2037, principally 0.50%-18.76%(2)	80,941	127,803
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2016-2046, principally 0.00%-24.00%	1,368,947	1,389,154
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2016-2038, principally 0.00%-30.00%	233,858	277,514
Floating rate bonds and notes, payable in Euro, due 2018, principally 1.00%	834	557
Floating rate bonds and notes, payable in Thai baht, due 2015, principally 3.82%	1,204	—
Floating rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, Thai baht, due 2016-2019, principally 0.78%-1.43%(2)	15,956	2,542

Total	4,643,865	5,263,239

Subordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2016-2030, principally 0.65%-2.98%	430,377	409,070
Fixed rate bonds and notes, payable in US dollars, due 2016, principally 5.95%	85,413	84,737
Fixed rate bonds and notes, payable in Thai baht, due 2022, principally 4.70%	54,521	49,578
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2020, principally 1.76%	5,000	—
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 3.50%	105,817	104,500
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2016-2021, principally 0.37%-0.91%	194,055	131,673
Floating rate borrowings, bonds and notes, payable in US dollars, due 2018-2036, principally 1.44%-2.21%	6,334	4,703
Floating rate borrowings, bonds and notes, payable in Thai baht, due 2020, principally 4.75%	73,459	—

Total	954,976	784,261

Obligations under loan securitization transaction accounted for as secured borrowings due 2018, principally 2.32%	—	24

Total	5,606,353	6,055,691

Total	¥19,968,735	¥21,972,077

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as Australian dollars, British pounds, Indonesian rupiah, Brazilian real, Russian ruble, etc, have been summarized into the “other currencies” classification.

The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2015 and 2016.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2016:

	MUFG	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2017	¥6	¥2,341,212	¥993,499	¥3,334,717
2018	8	1,834,575	709,784	2,544,367
2019	5	3,669,309	1,115,956	4,785,270
2020	3	1,590,046	1,545,470	3,135,519
2021	279,222	841,964	249,885	1,371,071
2022 and thereafter	1,560,555	3,799,481	1,441,097	6,801,133

Total	¥1,839,799	¥14,076,587	¥6,055,691	¥21,972,077

New Issuances of Bonds for Basel III

In March 2016, the MUFG Group issued to institutional investors in Japan ¥300,000 million aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable or when the MUFG Group becomes subject to bankruptcy proceedings. After a part of the principal amount of the bonds have been written down upon the occurrence of a loss absorption event, such principal amount of the bonds shall be reinstated upon the occurrence of a Reinstatement Event to the extent of the amount to be determined by MUFG in consultation with the Financial Services Agency of Japan (“FSA”) or other relevant regulatory authority. (The “Reinstatement Event” occurs when MUFG determines that the principal amount of the bonds that have been written-down be reinstated after obtaining prior confirmation of the FSA or any other relevant regulatory authority that MUFG’s consolidated Common Equity Tier1 capital ratio remains at a sufficiently high level after giving effect to the relevant reinstatement of the bonds.)

In October 2015, the MUFG Group issued in a public offering in Japan ¥150,000 million aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes with similar terms. It was the MUFG Group’s first offering of Basel III-compliant subordinated bonds to the public.

In March 2016, the MUFG Group issued $5,000 million of Asia’s first bond with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) to global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board (“FSB”). Under the FSB’s TLAC standard, the MUFG Group is required to hold TLAC debt in an amount not less than 16% of the risk weighted assets and six percent of the applicable Basel III leverage ratio denominator by January 1, 2019.

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

In December 2011, in accordance with the Defined Benefit Corporate Pension Plan Act, which permits each employer and employees’ pension fund plan to separate the substitutional portion of the employees’ pension fund from the rest of the fund and transfer the related obligation and assets to the Japanese government, MUTB obtained an approval from the Minister of Health, Labor and Welfare for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2013, MUTB also obtained an approval for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. To complete the separation process, the substitutional obligation and the related plan assets were transferred to the Japanese government on February 17, 2014. In accordance with the guidance, which addresses the accounting for the transfer to the Japanese government of a substitutional portion of employee pension fund liabilities, MUTB accounted for the entire separation process, upon completion of transfer of the plan assets to the government, as a single settlement transaction. During the fiscal year ended March 31, 2014, MUTB recognized (1) the difference of ¥115,210 million between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government subsidy, which was recognized as a gain in the accompanying consolidated statements of income, (2) the proportionate amount of the net unrealized loss of ¥42,435 million for the substitutional portion as settlement loss, and (3) the difference of ¥1,770 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression. The settlement loss and gain on derecognition of previously accrued salary progression were included in Salaries and employee benefits in the accompanying consolidated statements of income. The remaining portion of the employees’ pension fund (that is, the corporate portion) continued to exist as a CDBP, although, from a legal regulatory perspective, it is deemed to have been dissolved and a CDBP is deemed newly established when the separation process is completed. Subsequent to the separation process, MUTB transferred the remaining corporate portion of the employees’ pension fund into a non-contributory CDBP.

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

Severance Indemnities Plans

The MUFG Group has SIPs under which their employees in Japan, other than those who are directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on eligible compensation at the time of severance, rank, years of service and other factors. Under SIPs, benefit payments in the form of a lump-sum cash payment with no option to receive annuity payments, upon mandatory retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Postretirement Plans

The MUFG Group’s foreign offices and subsidiaries, primarily in the United States of America, provide their employees with certain postretirement medical and life insurance benefits (“other benefits”).

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2014, 2015 and 2016 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2014	2015	2016	2014		2015		2016
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥39,309	¥37,540	¥47,739	¥12,215	¥1,526	¥13,095	¥1,222	¥14,842	¥1,409
Interest cost on projected benefit obligation	22,464	19,794	16,529	13,467	1,352	15,966	1,501	18,120	1,843
Expected return on plan assets	(54,222)	(55,082)	(59,461)	(19,928)	(1,423)	(24,945)	(1,937)	(30,486)	(2,341)
Amortization of net actuarial loss	23,941	13,900	7,698	9,808	776	11,890	273	11,743	1,810
Amortization of prior service cost	(11,793)	(8,933)	(7,613)	157	(69)	(1,189)	(560)	(2,307)	(927)
Loss (gain) on settlements and curtailment	41,456	(2,742)	(1,168)	—	—	88	—	11	—

Net periodic benefit cost	¥61,155	¥4,477	¥3,724	¥15,719	¥2,162	¥14,905	¥499	¥11,923	¥1,794

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2014	2015	2016	2014		2015		2016
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	1.25%	1.23%	0.93%	4.25%	4.01%	4.87%	4.63%	3.87%	3.83%
Discount rates in determining benefit obligation	1.23	0.93	0.68	4.87	4.63	3.87	3.83	4.17	4.09
Rates of increase in future compensation level for determining expense	3.07	3.36	3.23	4.58	—	4.64	—	4.65	—
Rates of increase in future compensation level for determining benefit obligation	3.36	3.23	3.23	4.64	—	4.65	—	4.65	—
Expected rates of return on plan assets	2.83	2.76	2.60	6.98	7.50	7.06	7.50	6.81	7.50

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	MUAH		Other than MUAH
	2015(1)	2016(1)	2015(1)	2016(1)
Initial trend rate	7.53%	6.29%	7.50%	7.50%
Ultimate trend rate	4.50%	4.50%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2021	2026	2020	2021

	MUAH		Other than MUAH
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥121	¥(241)	¥146	¥(109)
Effect on postretirement benefit obligation	2,774	(3,136)	2,220	(1,678)

Note:

(1)	Fiscal years of MUAH and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2014 and 2015, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2015 and 2016:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2015	2016	2015		2016
	Non-contributory pension benefits and SIP	Non-contributory pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,666,651	¥1,822,223	¥345,881	¥34,346	¥480,235	¥44,591
Service cost	37,540	47,739	13,095	1,222	14,842	1,409
Interest cost	19,794	16,529	15,966	1,501	18,120	1,843
Plan participants’ contributions	—	—	6	782	16	886
Acquisitions/ Divestitures	(40)	(573)	—	—	—	—
Amendments	39	3,436	(18,093)	(3,104)	—	—
Actuarial loss (gain)	180,682	44,325	82,807	6,776	(16,373)	636
Benefits paid	(66,820)	(66,926)	(12,221)	(2,493)	(16,010)	(2,972)
Lump-sum payment	(15,623)	(15,906)	(578)	—	(608)	—
Translation adjustments and other	—	—	53,372	5,561	(9,644)	(332)

Benefit obligation at end of fiscal year	1,822,223	1,850,847	480,235	44,591	470,578	46,061

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,004,329	2,305,093	368,095	25,845	451,993	31,090
Actual return on plan assets	326,753	(90,572)	29,045	1,503	4,156	(303)
Employer contributions	40,774	52,610	16,842	1,549	26,444	1,935
Acquisitions/ Divestitures	57	(172)	—	—	—	—
Plan participants’ contributions	—	—	6	782	16	886
Benefits paid	(66,820)	(66,926)	(12,221)	(2,493)	(16,010)	(2,972)
Translation adjustments and other	—	—	50,226	3,904	(8,610)	17

Fair value of plan assets at end of fiscal year	2,305,093	2,200,033	451,993	31,090	457,989	30,653

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥498,504	¥365,427	¥16,373	¥—	¥31,574	¥—
Accrued benefit cost	(15,634)	(16,241)	(44,615)	(13,501)	(44,163)	(15,408)

Net amount recognized	¥482,870	¥349,186	¥(28,242)	¥(13,501)	¥(12,589)	¥(15,408)

The aggregated accumulated benefit obligations of these plans at March 31, 2015 and 2016 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2015	2016	2015	2016
	(in millions)
Aggregated accumulated benefit obligations	¥1,784,570	¥1,814,070	¥458,662	¥443,384

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2015 and 2016 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2015	2016	2015	2016
	(in millions)
Projected benefit obligations	¥20,236	¥26,273	¥110,315	¥78,640
Accumulated benefit obligations	18,706	26,273	101,053	68,277
Fair value of plan assets	5,475	10,417	65,879	34,679

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥7,358 million, ¥9,285 million and ¥7,428 million, respectively.

The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2015 and 2016:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2015	2016	2015		2016
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥234,190	¥422,065	¥141,359	¥11,891	¥139,301	¥13,380
Prior service cost	(25,814)	(14,765)	(17,762)	(2,941)	(15,727)	(2,018)

Gross amount recognized in Accumulated OCI	208,376	407,300	123,597	8,950	123,574	11,362
Taxes	(100,391)	(168,456)	(48,325)	(2,726)	(48,222)	(3,974)

Net amount recognized in Accumulated OCI	¥107,985	¥238,844	¥75,272	¥6,224	¥75,352	¥7,388

The following table presents OCI for the fiscal years ended March 31, 2015 and 2016:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2015	2016	2015		2016
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(90,964)	¥194,405	¥78,667	¥7,166	¥10,444	¥3,503
Prior service cost arising during the year	40	3,436	(18,014)	(3,104)	(54)	(4)
Losses (gains) due to amortization:
Net actuarial loss	(13,900)	(7,698)	(11,890)	(273)	(11,743)	(1,810)
Prior service cost	8,933	7,613	1,189	560	2,307	927
Curtailment and settlement	2,742	1,168	(88)	—	(11)	—
Foreign currency translation adjustments	—	—	15,130	1,057	(966)	(204)

Total changes in Accumulated OCI	¥(93,149)	¥198,924	¥64,994	¥5,406	¥(23)	¥2,412

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected amounts that will be amortized from Accumulated OCI as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2017:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥17,841	¥10,018	¥1,512
Prior service cost	(6,389)	(2,292)	(918)

Total	¥11,452	¥7,726	¥594

Investment policies

MUFG’s investment policy for plan assets is based on an asset liability matching strategy which is intended to maintain adequate liquidity for benefit payments and to achieve a stable increase in the plan assets in the medium and long-term through proper risk control and return maximization. As a general rule, investment policies for plan assets are reviewed periodically for some plans and in the following situations for all plans: (1) large fluctuations in pension plan liabilities caused by modifications to pension plans, or (2) changes in the market environment. The plan assets allocation strategies are the principal determinant in achieving expected investment returns on the plan assets. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. Plan assets are managed by a combination of internal and external asset management companies and are rebalanced when market fluctuations cause an asset category to fall outside of its strategic asset allocation range. Performance of each plan asset category is compared against established indices and similar plan asset groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2016 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	36.7%	0.5%	—%
Japanese debt securities	37.4	—	—
Non-Japanese equity securities	13.4	58.1	70.0
Non-Japanese debt securities	5.6	28.1	30.0
Real estate	—	9.8	—
Short-term assets	6.9	3.5	—

Total	100.0%	100.0%	100.0%

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2017 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥53.7 billion
For the pension benefits of foreign offices and subsidiaries	21.3 billion
For the other benefits of foreign offices and subsidiaries	1.9 billion

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2017	¥83,890	¥16,970	¥2,431
2018	81,508	18,960	2,596
2019	81,173	20,212	2,731
2020	81,331	21,992	2,869
2021	81,806	23,300	3,011
Thereafter (2022-2026)	411,210	168,734	16,279

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value measurement of the plan assets

The following is a description of the valuation methodologies used for plan assets measured at fair value as well as the classification of the plan assets pursuant to the fair value hierarchy described in Note 32:

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

Other investments

Other investments mainly consist of call loans and the rest consist of miscellaneous accounts such as deposits with banks and short-term investments. These instruments are generally classified in Level 1 or Level 2 of the fair value hierarchy depending on observability of the inputs to measure their fair values.

The following table presents the fair value of each major category of plan assets as of March 31, 2015 and 2016:

Pension benefits and SIP Investments:

At March 31, 2015	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥66,766	¥—	¥—	¥66,766	¥—	¥—	¥—	¥—
Non-Japanese government bonds	23,315	3,602	—	26,917	—	18,918	—	18,918
Other debt securities(1)	461	12,766	5,948	19,175	—	69,991	—	69,991
Japanese marketable equity securities(2)	879,042	16	—	879,058	—	—	—	—
Non-Japanese marketable equity securities	14,500	1,325	—	15,825	35,539	755	—	36,294
Japanese pooled funds:
Japanese marketable equity securities(2)	—	69,260	—	69,260	—	—	—	—
Japanese debt securities(1)	—	349,937	—	349,937	—	—	—	—
Non-Japanese marketable equity securities	—	201,539	—	201,539	—	—	—	—
Non-Japanese debt securities	—	104,576	8,603	113,179	—	—	—	—
Other	—	88,212	—	88,212	—	—	—	—

Total pooled funds	—	813,524	8,603	822,127	—	—	—	—

Other investment funds	—	143,063	44,684	187,747	176,983	100,468	34,137	311,588	(4)
Japanese general account of life insurance companies(3)	—	169,776	—	169,776	—	—	—	—
Other investments	1,992	115,710	—	117,702	2,946	7,948	4,308	15,202

Total	¥986,076	¥1,259,782	¥59,235	¥2,305,093	¥215,468	¥198,080	¥38,445	¥451,993

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2016	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥121,327	¥—	¥—	¥121,327	¥—	¥—	¥—	¥—
Non-Japanese government bonds	22,552	2,269	—	24,821	—	16,218	—	16,218
Other debt securities(1)	1,460	10,083	5,927	17,470	—	72,253	—	72,253
Japanese marketable equity securities(2)	729,458	29	—	729,487	891	—	—	891
Non-Japanese marketable equity securities	27,510	1,374	—	28,884	33,312	1,071	—	34,383
Japanese pooled funds:
Japanese marketable equity securities(2)	—	92,355	—	92,355	—	—	—	—
Japanese debt securities(1)	—	267,268	—	267,268	—	—	—	—
Non-Japanese marketable equity securities	—	182,903	—	182,903	—	—	—	—
Non-Japanese debt securities	—	90,462	7,226	97,688	—	—	—	—
Other	—	104,412	—	104,412	—	—	—	—

Total pooled funds	—	737,400	7,226	744,626	—	—	—	—

Other investment funds	—	119,092	53,517	172,609	185,191	98,612	39,108	322,911	(4)
Japanese general account of life insurance companies(3)	—	225,754	—	225,754	—	—	—	—
Other investments	3,485	131,570	—	135,055	929	6,016	4,388	11,333

Total	¥905,792	¥1,227,571	¥66,670	¥2,200,033	¥220,323	¥194,170	¥43,496	¥457,989

Notes:

(1)	These debt securities include debt securities issued by the MUFG Group in the amount of ¥784 million (0.03% of plan assets) and ¥1,800 million (0.07% of plan assets) to the pension benefits and SIPs at March 31, 2015 and 2016, respectively.
(2)	Japanese marketable equity securities include common stock issued by the MUFG Group in the amount of ¥4,457 million (0.16% of plan assets) and ¥2,341 million (0.09% of plan assets) to the pension benefits and SIPs at March 31, 2015 and 2016, respectively.
(3)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.24% from April 1, 2014 to March 31, 2015 and 1.24% from April 1, 2015 to March 31, 2016.
(4)	Other investment funds of the foreign offices and subsidiaries are mainly comprised of ¥171,395 million of mutual funds and ¥32,554 million of real estate funds, and of ¥174,082 million of mutual funds and ¥37,532 million of real estate funds, which were held by MUAH at December 31, 2014 and 2015, respectively.

Other post retirement plan investments:

	Foreign offices and subsidiaries
	2015				2016
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Other debt securities	¥—	¥7,321	¥—	¥7,321	¥—	¥6,477	¥—	¥6,477
Non-Japanese marketable equity securities	—	58	—	58	—	66	—	66
Other investment funds(1)	15,762	—	—	15,762	16,220	—	—	16,220
Other investments	—	7,949	—	7,949	—	7,890	—	7,890

Total	¥15,762	¥15,328	¥—	¥31,090	¥16,220	¥14,433	¥—	¥30,653

Note:

(1)	Other investment funds mainly consist of mutual funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2015 and 2016:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2014	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2015
	(in millions)
Other debt securities	¥5,983	¥(2)	¥92	¥(85)	¥—	¥(40)	¥5,948
Japanese pooled funds:
Non-Japanese debt securities	7,342	—	1,020	241	—	—	8,603

Total pooled funds	7,342	—	1,020	241	—	—	8,603

Other investment funds	43,446	(609)	3,696	(2,592)	743	—	44,684

Total	¥56,771	¥(611)	¥4,808	¥(2,436)	¥743	¥(40)	¥59,235

	Foreign offices and subsidiaries
Assets category	March 31, 2014	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2015
	(in millions)
Other investment funds	¥26,740	¥—	¥7,343	¥54	¥—	¥—	¥34,137
Other investments	2,901	158	1,135	114	—	—	4,308

Total	¥29,641	¥158	¥8,478	¥168	¥—	¥—	¥38,445

	Domestic subsidiaries
Assets category	March 31, 2015	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2016
	(in millions)
Other debt securities	¥5,948	¥(5)	¥74	¥(90)	¥—	¥—	¥5,927
Japanese pooled funds:
Non-Japanese debt securities	8,603	(235)	(244)	(898)	—	—	7,226

Total pooled funds	8,603	(235)	(244)	(898)	—	—	7,226

Other investment funds	44,684	(135)	(640)	9,608	—	—	53,517

Total	¥59,235	¥(375)	¥(810)	¥8,620	¥—	¥—	¥66,670

	Foreign offices and subsidiaries
Assets category	March 31, 2015	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2016
	(in millions)
Other investment funds	¥34,137	¥—	¥3,918	¥1,053	¥—	¥—	¥39,108
Other investments	4,308	(977)	504	553	—	—	4,388

Total	¥38,445	¥(977)	¥4,422	¥1,606	¥—	¥—	¥43,496

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2014, 2015 and 2016 was ¥8,443 million, ¥12,041 million and ¥16,254 million, respectively.

14.	OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2015 and 2016 were as follows:

	2015	2016
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥358,302	¥449,605
Other	1,146,057	1,005,386
Investments in equity method investees	2,048,581	1,917,667
Prepaid benefit cost (Note 13)	514,877	397,001
Cash collateral pledged (Note 8)	1,716,302	1,510,689
Other	1,899,171	2,187,187

Total	¥7,683,290	¥7,467,535

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,500,429	¥886,461
Other	1,420,680	1,450,317
Deferred tax liabilities	912,422	644,915
Allowance for off-balance sheet credit instruments	73,329	72,556
Accrued benefit cost (Note 13)	73,750	75,812
Guarantees and indemnifications	45,268	42,871
Cash collateral received (Note 8)	906,456	1,265,041
Accrued and other liabilities	2,935,060	2,755,178

Total	¥7,867,394	¥7,193,151

Investments in equity method investees include marketable equity securities carried at ¥1,375,791 million and ¥1,347,182 million at March 31, 2015 and 2016, respectively. Corresponding aggregated market values were ¥2,348,395 million and ¥1,768,124 million, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥1,123,683 million and ¥1,088,226 million at March 31, 2015 and 2016, respectively. As of March 31, 2016, the MUFG Group held approximately 22.29% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥159,851 million and ¥164,135 million at March 31, 2015 and 2016, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥32,824 million, ¥102 million and ¥681 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

Summarized Financial Information of the MUFG Group’s equity method investees

Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2015 and 2016, and for each of the three years ended March 31, 2016 is as follows:

	2015	2016
	(in billions)
Trading assets	¥31,143	¥26,384
Securities purchased under agreements to resell	10,963	11,130
Securities borrowed	18,069	15,822
Total assets	99,633	90,989
Trading liabilities	15,028	13,045
Securities sold under agreements to repurchase and Securities loaned	10,457	6,586
Long-term borrowings	18,692	18,345
Total liabilities	90,564	82,293
Noncontrolling interests	157	131

	2014	2015	2016
	(in billions)
Net revenues	¥3,333	¥3,875	¥3,961
Total non-interest expenses	2,812	3,449	3,076
Income from continuing operations before income taxes	521	426	885
Net income applicable to Morgan Stanley	349	459	585

Morgan Stanley early adopted, retrospective to January 1, 2016, the provisions of new accounting guidance on “Recognition and Measurement of Financial Assets and Financial Liabilities” related to a change in the instrument-specific credit risk on financial liabilities under the fair value option. This resulted in reclassifying the MUFG Group’s proportionate share of the accumulated DVA of Morgan Stanley from retained earnings to AOCI as reflected on the MUFG Group’s consolidated statement of equity. In connection with the new accounting guidance, changes in DVA fair value are presented separately in other comprehensive income.

Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2015 and 2016, and for each of the three years ended March 31, 2016 is as follows:

	2015	2016
	(in billions)
Net loans	¥10,082	¥10,374
Total assets	18,063	18,930
Deposits	5,475	5,850
Total liabilities	13,766	14,648
Noncontrolling interests	581	724

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014	2015	2016
	(in billions)
Total interest income	¥543	¥590	¥661
Total interest expense	165	198	222
Net interest income	378	392	439
Provision for credit losses	59	73	92
Income before income tax expense	214	248	171
Net income	159	194	117

15.	OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2015 and 2016, the gross and net of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amount subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2015	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥16,723	¥—	¥16,723	¥(13,145)	¥(732)	¥2,846
Receivables under resale agreements	10,184	(2,911)	7,273	(6,137)	—	1,136
Receivables under securities borrowing transactions	4,660	—	4,660	(4,227)	—	433

Total	¥31,567	¥(2,911)	¥28,656	¥(23,509)	¥(732)	¥4,415

Financial liabilities:
Derivative liabilities	¥16,924	¥—	¥16,924	¥(12,930)	¥(1,475)	¥2,519
Payables under repurchase agreements(1)	24,815	(2,911)	21,904	(21,710)	(3)	191
Payables under securities lending transactions	8,205	—	8,205	(5,808)	(16)	2,381
Obligations to return securities received as collateral	2,651	—	2,651	(273)	—	2,378

Total	¥52,595	¥(2,911)	¥49,684	¥(40,721)	¥(1,494)	¥7,469

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
At March 31, 2016				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥21,509	¥—	¥21,509	¥(17,200)	¥(911)	¥3,398
Receivables under resale agreements	9,538	(2,091)	7,447	(6,887)	—	560
Receivables under securities borrowing transactions	6,042	—	6,042	(5,947)	—	95

Total	¥37,089	¥(2,091)	¥34,998	¥(30,034)	¥(911)	¥4,053

Financial liabilities:
Derivative liabilities	¥20,818	¥—	¥20,818	¥(16,993)	¥(1,267)	¥2,558
Payables under repurchase agreements(1)	25,640	(2,091)	23,549	(23,398)	(1)	150
Payables under securities lending transactions	4,710	—	4,710	(4,673)	(23)	14
Obligations to return securities received as collateral	1,919	—	1,919	(310)	—	1,609

Total	¥53,087	¥(2,091)	¥50,996	¥(45,374)	¥(1,291)	¥4,331

Note:

(1)	Payables under repurchase agreements in the above table include those under long-term repurchase agreements of ¥1,175,858 million and ¥1,434,521 million at March 31, 2015 and March 31, 2016, respectively, which are included in Long-term debt in the accompanying consolidated balance sheets.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS

The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2016. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign governments and official institutions bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2016
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,518	¥19,452	¥1,916	¥1,754	¥25,640
Payables under securities lending transactions	2,443	2,019	248	—	4,710
Obligations to return securities received as collateral	1,846	73	—	—	1,919

Total	¥6,807	¥21,544	¥2,164	¥1,754	¥32,269

Secured borrowing by the class of collateral pledged at March 31, 2016 was as follows:

	March 31, 2016
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,270	¥4,211	¥930
Foreign governments and official institutions bonds	19,426	—	738
Corporate bonds	581	—	71
Residential mortgage-backed securities	3,027	124	—
Other debt securities	177	—	—
Marketable equity securities	133	375	180
Others	26	—	—

Total	¥25,640	¥4,710	¥1,919

17.	PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2016.

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

The number of shares of preferred stock issued and outstanding at March 31, 2014, 2015 and 2016 was as follows:

	Outstanding at March 31, 2014	Net change	Outstanding at March 31, 2015	Net change	Outstanding at March 31, 2016
	(number of shares)
Preferred stock:
Class 5	156,000,000	(156,000,000)	—	—	—
Class 11	1,000	(1,000)	—	—	—

Total	156,001,000	(156,001,000)	—	—	—

None of the Class 6 and 7 Preferred Stock has been issued.

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2014, 2015 and 2016 was as follows:

	Aggregate amount at March 31, 2014	Net change	Aggregate amount at March 31, 2015	Net change	Aggregate amount at March 31, 2016
	(in millions)
Preferred stock:
Class 5	¥390,000	¥(390,000)	¥—	¥—	¥—
Class 11	1	(1)	—	—	—

Total	¥390,001	¥(390,001)	¥—	¥—	¥—

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of MUFG, however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock at the time of incorporation or share issuance under the Companies Act. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. However, these provisions are not applied in a company reorganization, such as a merger, company split and share exchange. Preferred Stock Classes 8 through 12 were issued in exchange for UFJ Holdings’ preferred stock and recorded in Capital surplus.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

On August 29, 2014, 1,000 shares of Class 11 Preferred Stock were retired.

These retirements of Class 5 and Class 11 Preferred Stock were accounted for by decreasing Capital surplus by ¥390,001 million. As of March 31, 2015 and 2016, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.

On June 25, 2015, amendments to the Articles of Incorporation were made with respect to the First Series of Class 5 and Class 11 Preferred Stock. As a result, the total number of shares of preferred stock authorized to be issued by MUFG was decreased by 1,000 shares, and the total number of the First Series of Class 5 and Class 11 Preferred Stock authorized to be issued was reduced to nil. The authority to issue Class 11 Preferred Shares was removed.

18.	COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
	(shares)
Balance at beginning of fiscal year	14,158,585,720	14,164,026,420	14,168,853,820
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	5,440,700	4,827,400	—

Balance at end of fiscal year	14,164,026,420	14,168,853,820	14,168,853,820

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by BTMU and MUTB at March 31, 2016, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.

The Companies Act permits that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a shareholders’ meeting. The Companies Act limits the increase of paid-in capital in case disposition of treasury stock and issuance of common stock are performed at the same time.

As for Capital surplus, the fee retained by MUFG’s subsidiary as underwriting compensation, net of stock issuance expense, was included in the total Capital surplus balance.

Treasury Stock

The Companies Act permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as their treasury stock indefinitely regardless of purpose. However, the Companies Act requires the amount of treasury stock purchased should be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription.

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

From May 18, 2015 to June 16, 2015, MUFG repurchased 111,151,800 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2015. The repurchase plan, as authorized by the Board of Directors of MUFG, allowed for the repurchase of an aggregate amount of up to 160,000,000 shares, which represents the equivalent of 1.14% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From November 16, 2015 to December 31, 2015, MUFG repurchased 121,703,700 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2015. The repurchase plan, as authorized by the Board of Directors of MUFG, allowed for the repurchase of an aggregate amount of up to 140,000,000 shares, which represents the equivalent of 1.01% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2016, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from the MUFG’s shareholders’ equity.

19.	RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Companies Act, Japanese banks, including BTMU and MUTB, are required to comply with the Banking Law of Japan (the “Banking Law”).

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Companies Act

The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act.

Under the Banking Law

The Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal year shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Companies Act.

Transfer of Legal Reserve

Under the Companies Act

Under the Companies Act, Japanese companies, including MUFG, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Companies Act.

Under the Companies Act, Japanese companies, including MUFG, BTMU and MUTB, are permitted, primarily pursuant to a resolution by the shareholders at a general meeting, to transfer legal capital surplus and legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Companies Act and Banking Law at the company’s discretion.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Banking Law

Under the Banking Law, Japanese banks, including BTMU and MUTB, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Companies Act.

Unappropriated Retained Earnings and Dividends

In addition to the provision that requires an appropriation for legal reserve as described above, the Companies Act and the Banking Law impose certain limitations on the amount available for dividends.

Under the Companies Act, the amount available for dividends is based on the amount recorded in MUFG’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in MUFG’s general books of account, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Companies Act. Under the Banking Law, MUFG, BTMU and MUTB have to meet the minimum capital adequacy requirements and distributions of retained earnings of MUFG, BTMU and MUTB, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements.

MUFG, former Mitsubishi Tokyo Financial Group, was established on April 2, 2001 with common stock of ¥924,400 million, preferred stock of ¥222,100 million, legal capital surplus of ¥2,838,693 million and no retained earnings in accordance with the Commercial Code of Japan (“the Code”), which was replaced by the Companies Act, and Japanese GAAP.

On October 1, 2005, MUFG started with common stock and preferred stock of ¥1,383,052 million, legal capital surplus of ¥3,577,570 million and retained earnings of ¥757,458 million in accordance with the Code and Japanese GAAP.

MUFG’s amount available for dividends, at March 31, 2016, was ¥4,298,042 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Companies Act and the Banking Law.

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

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of fiscal year	¥1,106,316	¥1,272,723	¥2,304,555
Net change during the fiscal year	166,407	1,031,832	(309,241)

Balance at end of fiscal year	¥1,272,723	¥2,304,555	¥1,995,314

Net debt valuation adjustments(Note 14):
Balance at beginning of fiscal year	¥—	¥—	¥—
Net change during the fiscal year	—	—	3,505
Effect of adopting new guidance by a foreign affiliated company	—	—	(5,585)

Balance at end of fiscal year	¥—	¥—	¥(2,080)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥2,170	¥1,809	¥2,708
Net change during the fiscal year	(361)	899	1,808

Balance at end of fiscal year	¥1,809	¥2,708	¥4,516

Defined benefit plans:
Balance at beginning of fiscal year	¥(322,537)	¥(206,336)	¥(187,640)
Net change during the fiscal year	116,201	18,696	(129,782)

Balance at end of fiscal year	¥(206,336)	¥(187,640)	¥(317,422)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(211,602)	¥289,486	¥947,632
Net change during the fiscal year	501,088	658,146	(326,701)

Balance at end of fiscal year	¥289,486	¥947,632	¥620,931

Balance at end of fiscal year	¥1,357,682	¥3,067,255	¥2,301,259

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014			2015			2016
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥453,494	¥(178,200)	¥275,294	¥1,721,877	¥(625,204)	¥1,096,673	¥(172,382)	¥81,568	¥(90,814)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(215,553)	81,778	(133,775)	(143,899)	47,043	(96,856)	(239,934)	80,967	(158,967)

Net change	237,941	(96,422)	141,519	1,577,978	(578,161)	999,817	(412,316)	162,535	(249,781)
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(24,888)			(32,015)			59,460

Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			166,407			1,031,832			(309,241)

Net debt valuation adjustments (Note 14):
Net debt valuation adjustments	—	—	—	—	—	—	6,005	(2,032)	3,973
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	—	—	—	—	—	—	(707)	239	(468)

Net change	—	—	—	—	—	—	5,298	(1,793)	3,505
Net debt valuation adjustments attributable to noncontrolling interests			—			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			—			—			3,505

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains on derivatives qualifying for cash flow hedges	3,615	(1,419)	2,196	13,853	(5,448)	8,405	23,633	(9,320)	14,313
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(4,211)	1,654	(2,557)	(12,363)	4,857	(7,506)	(20,599)	8,094	(12,505)

Net change	(596)	235	(361)	1,490	(591)	899	3,034	(1,226)	1,808

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014			2015			2016
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—			—

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(361)			899			1,808

Defined benefit plans:
Defined benefit plans	122,644	(45,709)	76,935	12,176	(2,052)	10,124	(209,209)	72,115	(137,094)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	64,519	(23,806)	40,713	12,716	(3,913)	8,803	9,839	(4,238)	5,601

Net change	187,163	(69,515)	117,648	24,892	(5,965)	18,927	(199,370)	67,877	(131,493)
Defined benefit plans attributable to noncontrolling interests			1,447			231			(1,711)

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			116,201			18,696			(129,782)

Foreign currency translation adjustments:
Foreign currency translation adjustments	557,941	(50,516)	507,425	782,744	(94,616)	688,128	(396,995)	43,109	(353,886)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	1,603	(898)	705	1,109	(719)	390	(3,670)	879	(2,791)

Net change	559,544	(51,414)	508,130	783,853	(95,335)	688,518	(400,665)	43,988	(356,677)
Foreign currency translation adjustments attributable to noncontrolling interests			7,042			30,372			(29,976)

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			501,088			658,146			(326,701)

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥783,335			¥1,709,573			¥(760,411)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(218,150)	¥(147,702)	¥(267,240)	Investment securities gains—net
Impairment losses on investment securities	2,622	4,014	22,885	Investment securities gains—net
Other	(25)	(211)	4,421

	(215,553)	(143,899)	(239,934)	Total before tax
	81,778	47,043	80,967	Income tax expense

	¥(133,775)	¥(96,856)	¥(158,967)	Net of tax

Net debt valuation adjustments (Note 14)	¥—	¥—	¥(707)	Equity in earnings of equity method investees—net

	—	—	(707)	Total before tax
	—	—	239	Income tax expense

	¥—	¥—	¥(468)	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(4,289)	¥(12,117)	¥(20,338)	Interest income on Loans, including fees
Other	78	(246)	(261)

	(4,211)	(12,363)	(20,599)	Total before tax
	1,654	4,857	8,094	Income tax expense

	¥(2,557)	¥(7,506)	¥(12,505)	Net of tax

Defined benefit plans
Net actuarial loss(1)	¥34,525	¥26,063	¥21,251
Prior service cost(1)	(11,705)	(10,682)	(10,847)
Loss (gain) on settlements and curtailment, and other(1)	41,699	(2,665)	(565)

	64,519	12,716	9,839	Total before tax
	(23,806)	(3,913)	(4,238)	Income tax expense

	¥40,713	¥8,803	¥5,601	Net of tax

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014	2015	2016
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Foreign currency translation adjustments	¥—	¥—	¥(4,270)	Other non-interest income
	1,603	1,109	600	Other non-interest expenses

	1,603	1,109	(3,670)	Total before tax
	(898)	(719)	879	Income tax expense

	¥705	¥390	¥(2,791)	Net of tax

Total reclassifications for the period	¥(153,642)	¥(142,437)	¥(255,071)	Total before tax
	58,728	47,268	85,941	Income tax expense

	¥(94,914)	¥(95,169)	¥(169,130)	Net of tax

Note:

(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 13 for more information.

21.	NONCONTROLLING INTERESTS

Deconsolidation of Subsidiaries

The gains and losses due to deconsolidation of subsidiaries were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively, in the accompanying consolidated statements of income. The amount of net gains was ¥3,142 million for the fiscal year ended March 31, 2014, the amount of net losses was ¥22,736 million for the fiscal year ended March 31, 2015 and the amount of net gains was ¥3,261 million for the fiscal year ended March 31, 2016, respectively.

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥1,015,393	¥1,531,127	¥802,332
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Reorganization of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (Note 2)	13,839	—	—
Integration of BTMU’s Bangkok Branch with Krungsri (Note 2)	—	(15,269)	—
Other	204	484	(1,630)

Net transfers from (to) the noncontrolling interest shareholders	14,043	(14,785)	(1,630)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥1,029,436	¥1,516,342	¥800,702

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	REGULATORY CAPITAL REQUIREMENTS

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

The Basel Committee revised the 1988 Accord (“Basel I”) in June 2004 and released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (“Basel II”). In addition, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2015 and 2016 in accordance with Basel III.

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

As for the denominator of the capital ratio, the Basel framework provides the following risk-based approaches and a range of options for determining risk-weighted assets.

“Credit Risk”

The Basel framework provides options for determining the risk-weighted assets for credit risk to allow banks to select approaches that are most appropriate for their level of risk assessment. Banks choose one of three approaches: “Standardized Approach,” “Foundation Internal Ratings-Based Approach” or “Advanced Internal Ratings-Based Approach (“AIRB”).”

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Under Basel III, as adopted by the FSA, MUFG’s risk-weighted assets increased, largely reflecting the new capital charge of the credit valuation adjustment (CVA), the credit-risk-related to asset value correlation multiplier for large financial institutions, and the 250% risk-weighted threshold items not deducted from Common Equity Tier 1 capital, as well as the conversion of certain Basel II capital deductions to risk-weighted assets, such as securitizations.

On the other hand, as for the numerator of the capital ratio, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing applicable capital components by risk-weighted assets. Tier 1 capital is redefined, and consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of common stock, capital surplus, retained earnings, and Accumulated OCI. Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined-benefit pension fund assets will be deducted from Common Equity Tier 1. The amount of adjustments to be deducted will increase progressively over time. Additional Tier 1 capital generally consists of Basel III compliant preferred securities, other capital that meets Tier I requirements under Basel II standards, and net of regulatory adjustments. Subject to transitional measures, adjustments are made to Additional Tier 1 capital for items

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including intangible fixed assets, such as goodwill, and foreign currency translation adjustments, with the amounts of such adjustments to Additional Tier 1 capital progressively decreasing over time. Tier 2 capital generally consists of Basel III compliant deferred obligations, such as subordinated debts, capital that meet Tier II requirements under Basel II standards, certain allowances for credit losses and noncontrolling interests in subsidiaries’ Tier 2 instruments. Subject to transitional measures, certain items including 45% of unrealized profit on Available-for-sale securities and revaluation of land are deducted from Tier 2 capital with the deduction amounts progressively decreasing over time. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

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

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systematically Important Bank (“G-SIB”), as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements are currently being phased in and, as of March 31, 2016, MUFG is required to maintain a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. As of March 31, 2016, no countercyclical buffer is applicable to MUFG. When fully implemented on March 31, 2019, MUFG will be required to maintain a capital conservation buffer of 2.5%, a countercyclical buffer of up to 2.5%, and a G-SIB surcharge of 1.5%, assuming MUFG will be in Bucket 2 of the G-SIB list.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2015:
Total capital (to risk-weighted assets):
MUFG(1)(4)	¥17,552,332	15.62%	¥8,985,223	8.00%
BTMU(1)(4)	13,730,706	15.45	7,105,250	8.00
MUTB	2,336,773	19.15	975,763	8.00
Tier1 capital (to risk-weighted assets):
MUFG(2)(4)	14,130,341	12.58	6,738,917	6.00
BTMU(2)(4)	10,848,856	12.21	5,328,937	6.00
MUTB	1,861,451	15.26	731,822	6.00
Common Equity Tier1 capital (to risk-weighted assets):
MUFG(3)(4)	12,466,619	11.09	5,054,188	4.50
BTMU(3)(4)	9,571,860	10.77	3,996,703	4.50
MUTB	1,793,578	14.70	548,867	4.50
At March 31, 2016:
Total capital (to risk-weighted assets):
MUFG	¥17,941,819	16.01%	¥8,965,148	8.00%
BTMU	14,013,211	15.66	7,156,528	8.00
MUTB	2,371,081	19.97	949,464	8.00
Tier1 capital (to risk-weighted assets):
MUFG	14,839,297	13.24	6,723,861	6.00
BTMU	11,375,227	12.71	5,367,396	6.00
MUTB	1,996,600	16.82	712,098	6.00
Common Equity Tier1 capital (to risk-weighted assets):
MUFG(5)	13,039,875	11.63	5,042,896	4.50
BTMU	9,917,731	11.08	4,025,547	4.50
MUTB	1,900,637	16.01	534,074	4.50
Stand-alone:
At March 31, 2015:
Total capital (to risk-weighted assets):
BTMU(1)(4)	¥12,466,987	17.03%	¥5,854,120	8.00%
MUTB(1)(4)	2,318,909	19.11	970,714	8.00
Tier1 capital (to risk-weighted assets):
BTMU(2)(4)	9,791,887	13.38	4,390,590	6.00
MUTB(2)(4)	1,803,581	14.86	728,035	6.00
Common Equity Tier1 capital (to risk-weighted assets):
BTMU(3)(4)	8,611,200	11.76	3,292,943	4.50
MUTB(3)(4)	1,736,419	14.31	546,027	4.50
At March 31, 2016:
Total capital (to risk-weighted assets):
BTMU	¥12,833,360	17.51%	¥5,862,233	8.00%
MUTB	2,358,700	21.08	895,049	8.00
Tier1 capital (to risk-weighted assets):
BTMU	10,446,709	14.25	4,396,675	6.00
MUTB	1,952,951	17.45	671,286	6.00
Common Equity Tier1 capital (to risk-weighted assets):
BTMU	9,019,479	12.30	3,297,506	4.50
MUTB	1,855,526	16.58	503,465	4.50

Notes:

(1)

Total capital ratio for MUFG as of March 31, 2015 has been revised from 15.68% to 15.62% on a consolidated basis. Total capital ratio for BTMU as of March 31, 2015 has been revised from 15.61% to 15.45% on a consolidated basis and 17.23% to 17.03% on a

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stand-alone basis. Total capital ratio for MUTB as of March 31, 2015 has been revised from 19.16% to 19.11% on a stand-alone basis. Required Total capital amount for MUFG as of March 31, 2015 has been revised from ¥8,952,125 million to ¥8,985,223 million on a consolidated basis. Required Total capital amount for BTMU as of March 31, 2015 has been revised from ¥7,034,576 million to ¥7,105,250 million on a consolidated basis and ¥5,785,339 million to ¥5,854,120 million on a stand-alone basis. Required Total capital amount for MUTB as of March 31, 2015 has been revised from ¥967,936 million to ¥970,714 million on a stand-alone basis.

(2)	Tier 1 capital ratio for MUFG as of March 31, 2015 has been revised from 12.62% to 12.58% on a consolidated basis. Tier 1 capital ratio for BTMU as of March 31, 2015 has been revised from 12.33% to 12.21% on a consolidated basis and 13.54% to 13.38% on a stand-alone basis. Tier 1 capital ratio for MUTB as of March 31, 2015 has been revised from 14.90% to 14.86% on a stand-alone basis. Required Tier 1 capital amount for MUFG as of March 31, 2015 has been revised from ¥6,714,094 million to ¥6,738,917 million on a consolidated basis. Required Tier 1 capital amount for BTMU as of March 31, 2015 has been revised from ¥5,275,932 million to ¥5,328,937 million on a consolidated basis and ¥4,339,004 million to ¥4,390,590 million on a stand-alone basis. Required Tier 1 capital amount for MUTB as of March 31, 2015 has been revised from ¥725,952 million to ¥728,035 million on a stand-alone basis.
(3)	Common Equity Tier 1 capital ratio for MUFG as of March 31, 2015 has been revised from 11.14% to 11.09% on a consolidated basis. Common Equity Tier 1 capital ratio for BTMU as of March 31, 2015 has been revised from 10.88% to 10.77% on a consolidated basis and 11.90% to 11.76% on a stand-alone basis. Common Equity Tier 1 capital ratio for MUTB as of March 31, 2015 has been revised from 14.35% to 14.31% on a stand-alone basis. Required Common Equity Tier 1 capital amount for MUFG as of March 31, 2015 has been revised from ¥5,035,570 million to ¥5,054,188 million on a consolidated basis. Required Common Equity Tier 1 capital amount for BTMU as of March 31, 2015 has been revised from ¥3,956,949 million to ¥3,996,703 million on a consolidated basis and ¥3,254,253 million to ¥3,292,943 million on a stand-alone basis. Required Common Equity Tier 1 amount for MUTB as of March 31, 2015 has been revised from ¥544,464 million to ¥546,027 million on a stand-alone basis.
(4)	The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of risk-weighted assets of MUFG, BTMU and MUTB under Basel III standards. Although these revisions did not affect our compliance with the applicable Japanese regulatory capital requirements, MUFG, BTMU and MUTB voluntarily revised the information previously submitted to the FSA and publicly announced the revisions.
(5)	Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375% as of March 31, 2016. As of the same date, the countercyclical buffer applicable to MUFG is nil.

MUMSS and other securities subsidiaries in Japan and overseas are also subject to regulatory capital requirements of the countries or jurisdictions in which they operate. In Japan, the Financial Instruments and Exchange Act and related ordinance require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

At March 31, 2015, MUMSS’s capital accounts less certain fixed assets of ¥398,244 million on a stand-alone basis and ¥426,091 million on a consolidated basis, were 299.9% and 302.0% of the total amounts equivalent to market, counterparty credit and operations risks, respectively. At March 31, 2016, its capital accounts less certain fixed assets of ¥416,123 million on a stand-alone basis and ¥441,101 million on a consolidated basis, were 278.1% and 279.3% of the total amounts equivalent to market, counterparty credit and operations risks, respectively.

Management believes, as of March 31, 2016, that MUFG, BTMU, MUTB, MUMSS and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In July 2013, the Board of Governors of the Federal Reserve System and the other U.S. Federal banking agencies adopted final rules making significant changes to the U.S. regulatory capital framework for U.S. banking organizations (U.S. Basel III). The final rules are intended to conform this framework to the BCBS’ current international regulatory capital accord (Basel III). These rules replace the U.S. Federal banking agencies’ general risk-based capital rules (commonly known as “Basel I”), advanced approaches rules (commonly known as “Basel II”) that are applicable to certain large banking organizations (including MUB), and leverage rules, and are subject to certain transition provisions. Among other requirements, the U.S. Basel III rules revise the definition of capital, increase minimum capital ratios, and introduce a minimum Common Equity Tier 1 capital ratio of 4.5% and a capital conservation buffer of 2.5% (for a total minimum Common Equity Tier 1 capital ratio of 7.0%) and a potential countercyclical buffer of up to 2.5%, which would be imposed by regulators at their discretion if it is determined that a period of excessive credit growth is contributing to an increase in financial institution systemic risk; mandate a Tier 1 leverage ratio of 4% and introduce, for large and internationally active bank holding companies, a Tier 1 Supplementary Leverage Ratio that is currently set at 3% and which incorporates off-balance sheet exposures; revise Basel I rules for calculating risk-weighted assets under a standardized approach; modify the existing Basel II advanced approaches rules for calculating risk-weighted assets under U.S. Basel III; and eliminate, for advanced approaches institutions, over a four-year phase-in period beginning on January 1, 2014, the Accumulated OCI or loss exclusion that had applied under Basel I and Basel II rules.

As a result of the Federal Reserve’s approval of MUAH’s request to opt out of the advanced approaches methodology in the fourth quarter of 2014, MUAH calculated its regulatory capital ratios under U.S. Basel I rules at December 31, 2014 and became subject to the U.S. Basel III standardized approach on January 1, 2015, with certain provisions subject to phase-in periods. As permitted for institutions not subject to the advanced approaches methodology, MUAH made a one-time permanent election in the first quarter of 2015 to exclude certain components of the Accumulated OCI from its regulatory capital calculations. MUB continues to be subject to the advanced approaches rules. Advanced approaches institutions were required to apply U.S. Basel III rules beginning on January 1, 2014. The U.S. Basel III rules are scheduled to be substantially phased in by January 1, 2019.

Effective June 30, 2015, MUAH updated the methodologies applied to the calculation of its regulatory capital ratios due to recent regulatory guidance, which clarified the treatment of certain off-balance sheet credit

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exposures. These methodologies were applied to MUAH’s capital ratios and increased the ratios by approximately 50 basis points. This change did not affect MUB’s ratios as the U.S. Office of the Comptroller of the Currency (“OCC”) had previously adopted this guidance.

The figures on the table below are calculated according to U.S. Basel I as of December 31, 2014 and U.S. Basel III as of December 31, 2015. MUAH’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2014 (U.S. Basel I):
Total capital (to risk-weighted assets)	$14,246	14.74%	$7,733	8.00%
Tier I capital (to risk-weighted assets)	12,367	12.79	3,867	4.00
Tier I capital (to quarterly average assets)(1)	12,367	11.25	4,396	4.00
At December 31, 2015 (U.S. Basel III):
Total capital (to risk-weighted assets)	$14,747	15.56%	$7,582	8.00%
Tier I capital (to risk-weighted assets)	12,923	13.64	5,687	6.00
Tier I capital (to quarterly average assets)(1)	12,923	11.40	4,535	4.00
Common Equity Tier I capital (to risk-weighted assets)	12,920	13.63	4,265	4.50

Note:

(1)	Excludes certain intangible assets.

The figures on the table below are calculated according to U.S. Basel III. MUB’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUB:
At December 31, 2014 (U.S. Basel III):
Total capital (to risk-weighted assets)	$13,656	14.78%	$7,389	8.00%	$9,237	10.00%
Tier I capital (to risk-weighted assets)	12,088	13.09	5,080	5.50	5,542	6.00
Tier I capital (to quarterly average assets)(1)	12,088	11.09	4,361	4.00	5,452	5.00
Common Equity Tier I capital (to risk-weighted assets)	12,087	13.09	n/a	n/a	n/a	n/a
At December 31, 2015 (U.S. Basel III):
Total capital (to risk-weighted assets)	$14,003	14.91%	$7,514	8.00%	$9,393	10.00%
Tier I capital (to risk-weighted assets)	12,384	13.18	5,636	6.00	7,514	8.00
Tier I capital (to quarterly average assets)(1)	12,384	11.03	4,490	4.00	5,612	5.00
Common Equity Tier I capital (to risk-weighted assets)	12,384	13.18	4,227	4.50	6,105	6.50

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2015, that MUAH and MUB met all capital adequacy requirements to which they are subject.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2014 and 2015, the notification from the OCC categorized MUB as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” MUB must maintain a minimum total risk-based capital ratio of 10% as of December 31, 2014 and 2015, a Tier I risk-based capital ratio of 6% and 8% as of December 31, 2014 and 2015, respectively, a Tier I capital to quarterly average assets of 5% as of December 31, 2014 and 2015, and Common Equity Tier I risk-based capital ratio of 6.5% as of December 31, 2015, as set forth in the table. There are no conditions or events since that notification that management believes have changed MUB’s category.

23.	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥1,015,393	¥1,531,127	¥802,332
Income allocable to preferred shareholders:
Cash dividends paid	(17,940)	(8,970)	—
Changes in a foreign affiliated company’s interests in its subsidiary	(3,301)	—	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	994,152	1,522,157	802,332

Effect of dilutive instruments:
Stock acquisition rights and restricted stock units—Morgan Stanley	(1,875)	(2,360)	(2,704)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥992,277	¥1,519,797	¥799,628

	2014	2015	2016
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	14,158,698	14,118,469	13,885,842
Effect of dilutive instruments:
Convertible preferred stock	1	1	—
Stock acquisition rights	21,381	19,175	17,474

Weighted average common shares for diluted computation	14,180,080	14,137,645	13,903,316

	2014	2015	2016
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥70.21	¥107.81	¥57.78

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥69.98	¥107.50	¥57.51

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In computing the number of the potentially dilutive common shares for the fiscal year ended March 31, 2014, Class 11 Preferred Stock has been based on the conversion price of ¥865.9. On August 1, 2014, all outstanding Class 11 Preferred Stock were mandatorily converted into shares of common stock at a conversion price of ¥802.6. The impact of the mandatory conversion of Class 11 Preferred Stock was reflected in computations of EPS and diluted EPS for the fiscal year ended March 31, 2015.

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

Cash Flow Hedges

MUAH used interest rate swaps with a notional amount of ¥1,839.3 billion at December 31, 2015 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans. To the extent effective, payments received (or paid) under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. At December 31, 2015, the weighted average remaining life of the active cash flow hedges was 3.48 years.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in noninterest expense in the period in which they arise. At December 31, 2015, MUAH expects to reclassify approximately ¥15.4 billion of income from Accumulated OCI to net interest income during the year ending December 31, 2016. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations or the addition of other hedges subsequent to December 31, 2015.

Fair Value Hedges

MUAH engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest-bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

For fair value hedges, any ineffectiveness is recognized in non-interest expense in the period in which it arises. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offsets with no impact on earnings. For the fiscal years ended December 31, 2014 and 2015, MUAH recorded gains on the hedging instruments and losses on the hedged liability, both of which were less than ¥1 billion.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2015 and 2016:

	Notional amounts(1)
	2015	2016
	(in trillions)
Interest rate contracts	¥1,131.4	¥1,179.7
Foreign exchange contracts	193.1	215.6
Equity contracts	4.1	4.2
Commodity contracts	1.0	0.7
Credit derivatives	6.8	6.3
Others	3.1	3.6

Total	¥1,339.5	¥1,410.1

Note:

(1)	Includes both written and purchased positions.

Impact of Derivatives on the Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2015 and 2016:

	Fair value of derivative instruments
	2015(1)(5)			2016(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥11,435	¥4	¥11,439	¥16,482	¥9	¥16,491
Foreign exchange contracts	4,867	—	4,867	4,696	—	4,696
Equity contracts	250	—	250	183	—	183
Commodity contracts	94	—	94	75	—	75
Credit derivatives	70	—	70	61	—	61
Others	3	—	3	3	—	3

Total derivative assets	¥16,719	¥4	¥16,723	¥21,500	¥9	¥21,509

Derivative liabilities:
Interest rate contracts	¥11,341	¥—	¥11,341	¥16,276	¥2	¥16,278
Foreign exchange contracts	5,176	—	5,176	4,335	—	4,335
Equity contracts	245	—	245	212	—	212
Commodity contracts	96	—	96	71	—	71
Credit derivatives	72	—	72	54	—	54
Others(6)	(6)	—	(6)	(132)	—	(132)

Total derivative liabilities	¥16,924	¥—	¥16,924	¥20,816	¥2	¥20,818

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUAH. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 32.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Impact of Derivatives and Hedged Items on the Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income and Accumulated OCI by accounting designation for the fiscal years ended March 31, 2014, 2015 and 2016:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2014			2015			2016
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥30	¥30	¥—	¥262	¥262	¥—	¥244	¥244
Foreign exchange contracts	(51)	—	(51)	(217)	—	(217)	368	—	368
Equity contracts	—	(105)	(105)	—	(255)	(255)	—	149	149
Commodity contracts	—	3	3	—	(6)	(6)	—	2	2
Credit derivatives	—	(6)	(6)	—	5	5	—	12	12
Others	(2)	(6)	(8)	(1)	(43)	(44)	6	27	33

Total	¥(53)	¥(84)	¥(137)	¥(218)	¥(37)	¥(255)	¥374	¥434	¥808

Gains and losses for derivatives designated as cash flow hedges

	2014	2015	2016
	(in billions)
Gains recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥3	¥13	¥24

Total	¥3	¥13	¥24

Gains reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥4	¥12	¥21

Total	¥4	¥12	¥21

Note:

(1)	Included in Interest income.

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

Credit Derivatives

The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of such credit derivatives primarily include single name credit default swaps, index and basket credit default swaps. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these credit derivatives represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps as of March 31, 2015 and 2016:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2015:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥488,541	¥1,743,295	¥63,291	¥2,295,127	¥(34,573)
Non-investment grade	52,903	226,666	5,300	284,869	8,017
Not rated	2,731	439	—	3,170	(45)

Total	544,175	1,970,400	68,591	2,583,166	(26,601)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	—	195,481	109,409	304,890	(6,387)
Non-investment grade	—	2,880	—	2,880	(9)

Total	—	198,361	109,409	307,770	(6,396)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	55,856	273,097	5,000	333,953	(5,225)
Non-investment grade	56,349	—	—	56,349	(180)
Not rated	16,383	76,682	—	93,065	(3,877)

Total	128,588	349,779	5,000	483,367	(9,282)

Total index and basket credit default swaps sold	128,588	548,140	114,409	791,137	(15,678)

Total credit default swaps sold	¥672,763	¥2,518,540	¥183,000	¥3,374,303	¥(42,279)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2016:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥459,003	¥1,372,477	¥29,906	¥1,861,386	¥(18,680)
Non-investment grade	66,924	288,761	6,300	361,985	5,815
Not rated	21,387	4,700	—	26,087	715

Total	547,314	1,665,938	36,206	2,249,458	(12,150)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	4,237	194,196	163,468	361,901	(5,278)
Non-investment grade	2,880	28,000	—	30,880	(320)

Total	7,117	222,196	163,468	392,781	(5,598)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	46,000	166,794	—	212,794	(3,224)
Non-investment grade	9,384	58,238	—	67,622	(1,134)
Not rated	4,986	97,135	—	102,121	(4,148)

Total	60,370	322,167	—	382,537	(8,506)

Total index and basket credit default swaps sold	67,487	544,363	163,468	775,318	(14,104)

Total credit default swaps sold	¥614,801	¥2,210,301	¥199,674	¥3,024,776	¥(26,254)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.

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

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group, as the seller of protection, will have to pay a pro-rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUSHD rating scale based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥35 billion and ¥2,928 billion, respectively, at March 31, 2015, and approximately ¥22 billion and ¥2,612 billion, respectively, at March 31, 2016.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2015 and 2016 was approximately ¥2.2 trillion and ¥2.0 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥299 billion and ¥370 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥132 billion and ¥125 billion, respectively, as of March 31, 2015 and ¥156 billion and ¥85 billion, respectively, as of March 31, 2016.

25.	OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2015 and 2016. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes guarantees of ¥263.3 billion and ¥378.2 billion at March 31, 2015 and 2016, respectively, which are syndicated out to third parties. The contractual or notional

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2015:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,550	¥2,567	¥1,440	¥543
Performance guarantees	2,891	1,939	848	104
Derivative instruments(1)	60,935	30,345	21,781	8,809
Liabilities of trust accounts	8,291	6,854	555	882

Total	¥76,667	¥41,705	¥24,624	¥10,338

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2016:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥3,874	¥2,230	¥1,198	¥446
Performance guarantees	2,909	1,937	886	86
Derivative instruments(1)	45,894	17,421	22,989	5,484
Liabilities of trust accounts	8,636	6,384	721	1,531

Total	¥61,313	¥27,972	¥25,794	¥7,547

Note:

(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

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

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2015 and 2016 are excluded from this presentation, as they are disclosed in Note 24.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are certain agreements with trust creditors that have provisions limiting the MUFG Group’s exposure as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors limits the trustee’s exposure to the trust account assets. At March 31, 2015 and 2016, there were liabilities of ¥8,291 billion and ¥8,636 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Carrying Amount

At March 31, 2015 and 2016, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,846,712 million and ¥1,650,043 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,801,305 million and ¥1,606,885 million as of March 31, 2015 and 2016, respectively. Credit derivatives sold by the MUFG Group at March 31, 2015 and 2016 are excluded from this presentation, as they are disclosed in Note 24. In addition, Other liabilities also include an allowance for off-balance sheet instruments of ¥46,751 million and ¥36,466 million at March 31, 2015 and 2016, respectively, related to these transactions.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2015 and 2016. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2015:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,550	¥4,391	¥146	¥7	¥6
Performance guarantees	2,891	2,816	46	7	22

Total	¥7,441	¥7,207	¥192	¥14	¥28

		Amount by borrower grade
At March 31, 2016:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,874	¥3,689	¥162	¥15	¥8
Performance guarantees	2,909	2,811	51	22	25

Total	¥6,783	¥6,500	¥213	¥37	¥33

Notes:

(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

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

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts using funds of the MUFG Group. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2016, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the fair value of securities lent.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2016, approximately 66% of these commitments will expire within one year, 32% from one year to five years and 2% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2015 and 2016:

	2015	2016
	(in billions)
Commitments to extend credit	¥78,737	¥82,221
Commercial letters of credit	995	1,018
Commitments to make investments	62	97
Other	21	13

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

26.	VARIABLE INTEREST ENTITIES

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2015 and 2016:

Consolidated VIEs	Consolidated assets
At March 31, 2015:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,684,623	¥42,049	¥145,671	¥7,524	¥941,477	¥5,537,704	¥10,198
Investment funds	3,436,571	1,198	183,401	3,033,831	13,481	—	204,660
Special purpose entities created for structured financing	235,840	—	3,752	—	—	206,652	25,436
Repackaged instruments	52,664	—	—	37,664	—	—	15,000
Securitization of the MUFG Group’s assets	1,351,762	—	—	—	—	1,320,562	31,200
Trust arrangements	1,760,389	—	8,591	752	130,960	1,600,302	19,784
Others	58,924	260	692	—	62	31,801	26,109

Total consolidated assets before elimination	13,580,773	43,507	342,107	3,079,771	1,085,980	8,697,021	332,387
The amounts eliminated in consolidation	(1,939,630)	(42,267)	(290,971)	(10,474)	(8,706)	(1,581,132)	(6,080)

Total consolidated assets	¥11,641,143	¥1,240	¥51,136	¥3,069,297	¥1,077,274	¥7,115,889	¥326,307

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,742,899	¥—	¥5,523,847	¥698,500	¥520,552
Investment funds	251,932	—	—	—	251,932
Special purpose entities created for structured financing	133,220	—	373	123,203	9,644
Repackaged instruments	52,561	—	—	51,246	1,315
Securitization of the MUFG Group’s assets	1,327,025	—	22,600	1,303,665	760
Trust arrangements	1,753,476	1,734,749	—	—	18,727
Others	58,162	—	29,791	28,316	55

Total consolidated liabilities before elimination	10,319,275	1,734,749	5,576,611	2,204,930	802,985
The amounts eliminated in consolidation	(4,118,306)	—	(2,685,675)	(1,411,562)	(21,069)
The amount of liabilities with recourse to the general credit of the MUFG Group	(4,955,184)	(1,734,749)	(2,841,342)	(35)	(379,058)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥1,245,785	¥—	¥49,594	¥793,333	¥402,858

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2016:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,262,291	¥53,051	¥61,770	¥16,674	¥1,304,254	¥5,819,188	¥7,354
Investment funds	2,206,443	—	86,802	2,024,839	202	—	94,600
Special purpose entities created for structured financing	255,692	—	5,274	—	—	192,898	57,520
Repackaged instruments	16,963	—	—	16,963	—	—	—
Securitization of the MUFG Group’s assets	1,164,406	—	—	—	—	1,140,164	24,242
Trust arrangements	7,131,055	—	1,368	1,108	133,909	6,979,432	15,238
Others	25,024	295	724	—	58	23,861	86

Total consolidated assets before elimination	18,061,874	53,346	155,938	2,059,584	1,438,423	14,155,543	199,040
The amounts eliminated in consolidation	(7,188,415)	(51,937)	(103,411)	(11,545)	(54,786)	(6,960,848)	(5,888)

Total consolidated assets	¥10,873,459	¥1,409	¥52,527	¥2,048,039	¥1,383,637	¥7,194,695	¥193,152

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,274,698	¥—	¥5,560,088	¥1,097,088	¥617,522
Investment funds	37,031	—	—	—	37,031
Special purpose entities created for structured financing	151,725	—	562	144,047	7,116
Repackaged instruments	16,974	—	—	16,000	974
Securitization of the MUFG Group’s assets	1,139,762	—	21,400	1,117,834	528
Trust arrangements	7,122,766	7,108,450	—	—	14,316
Others	24,214	—	22,106	2,071	37

Total consolidated liabilities before elimination	15,767,170	7,108,450	5,604,156	2,377,040	677,524
The amounts eliminated in consolidation	(4,415,123)	(1,315)	(2,705,460)	(1,682,442)	(25,906)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,482,835)	(7,107,135)	(2,860,804)	(3,198)	(511,698)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥869,212	¥—	¥37,892	¥691,400	¥139,920

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2015 and 2016:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2015:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥22,827,459	¥4,459,028	¥3,332,345	¥2,942	¥642,804	¥2,686,599	¥—	¥15	¥15
Investment funds	49,772,806	1,353,062	1,216,788	174,845	513,659	517,094	11,190	—	—
Special purpose entities created for structured financing	39,438,674	4,528,826	3,337,220	343,966	100,428	2,867,265	25,561	13	13
Repackaged instruments	11,793,462	2,756,196	2,544,899	360,937	1,821,302	362,660	—	—	—
Others	48,391,273	3,415,733	2,549,718	140,185	114,720	2,294,813	—	269	269

Total	¥172,223,674	¥16,512,845	¥12,980,970	¥1,022,875	¥3,192,913	¥8,728,431	¥36,751	¥297	¥297

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2016:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥24,365,580	¥5,084,901	¥3,911,356	¥3,339	¥986,655	¥2,921,362	¥—	¥300	¥300
Investment funds	24,677,641	1,303,413	1,164,069	194,167	613,109	346,883	9,910	—	—
Special purpose entities created for structured financing	38,385,274	4,396,638	3,189,575	333,681	93,104	2,746,549	16,241	1,403	1,403
Repackaged instruments	9,276,260	2,425,336	2,240,054	430,688	1,415,883	393,483	—	—	—
Others	51,393,909	3,451,974	2,687,789	123,610	66,995	2,442,713	54,471	773	773

Total	¥148,098,664	¥16,662,262	¥13,192,843	¥1,085,485	¥3,175,746	¥8,850,990	¥80,622	¥2,476	¥2,476

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

Other Investment Funds

The MUFG Group’s investments in VIEs through MUAH primarily consist of equity investments in low-income housing credit (“LIHC”) structures, designed to generate a return primarily through the realization of federal tax credits. MUAH considers itself as the primary beneficiary of certain types of LIHC investments.

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

Sale-and-Leaseback Vehicles

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum rental commitments for noncancelable leases at March 31, 2016 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2017	¥5,097	¥92,917
2018	3,418	78,192
2019	2,328	63,974
2020	1,512	57,503
2021	1,147	54,929
2022 and thereafter	4,172	365,739

Total minimum lease payments	¥17,674	¥713,254	(1)

Amount representing interest	(2,568)

Present value of minimum lease payments	¥15,106

Note:

(1)	One of MUFG’s subsidiaries has entered into non-cancelable operating lease agreements which will commence in April, 2016. The total minimum lease payments of ¥30,832 million under these commitments have been included in the above.

Total rental expense for the fiscal years ended March 31, 2014, 2015 and 2016 was ¥103,754 million, ¥108,792 million and ¥118,286 million, respectively.

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

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥36,292 million and ¥47,211 million as of March 31, 2015 and 2016, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2014, 2015 and 2016, there was a negative impact of ¥18,014 million, ¥19,743 million and ¥22,426 million, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

Litigation

The MUFG Group is subject to various litigation matters and regulatory actions. Based upon current knowledge and the results of consultation with counsel, liabilities for losses from litigation matters and regulatory actions are recorded when they are determined to be both probable in their occurrences and can be reasonably estimated. Management believes that the eventual outcome of such litigation matters and regulatory actions will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Management also believes that the amount of loss that is reasonably possible, but not probable, from the litigation matters and regulatory actions is not material to the MUFG Group’s financial position, results of operations or cash flows.

However, the MUFG Group has received requests for information from certain regulators in relation to investigations regarding the MUFG Group’s foreign operations, such as governance practices and foreign exchange trading practices in Europe, and is cooperating with these regulators for their investigations. Based upon current knowledge and the results of consultation with counsel, the timing and amounts of any penalties from these investigations cannot be reasonably estimated.

28.	FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
	(in millions)
Fees and commissions on deposits	¥46,146	¥57,138	¥58,865
Fees and commissions on remittances and transfers	158,786	168,124	169,101
Fees and commissions on foreign trading business	68,273	71,487	84,688
Fees and commissions on credit card business	157,227	179,669	193,646
Fees and commissions on security-related services	300,050	285,728	285,334
Fees and commissions on administration and management services for investment funds	126,707	141,050	149,916
Trust fees	105,721	106,943	110,051
Guarantee fees	52,634	52,982	44,740
Insurance commissions	39,669	63,344	69,485
Fees and commissions on real estate business	34,715	36,364	43,516
Other fees and commissions	204,188	238,151	266,530

Total	¥1,294,116	¥1,400,980	¥1,475,872

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	The table above reflects changes that were made to the components of fees and commissions in the fiscal year ended March 31, 2015. The following components were redefined in 2015 and certain reclassifications were made between the components: Fees and commissions on deposits, Fees and commissions on remittances and transfers, Fees and commissions on security-related services, Fees and commissions on administration and management services for investment funds and Other fees and commissions. The amounts for the fiscal years ended March 31, 2014 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2015 and 2016.

Fees and commissions on deposits consist of fees and commissions charged for deposits transactions such as checking account deposits, deposit and withdrawal services and using automated teller machines. Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement transactions such as domestic fund remittances, including transactions used by electronic banking. Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and trade-related financing services related to foreign trading business. Fees and commissions on credit card business consist of fees and commissions related to credit card business such as interchange income, annual fees, royalty and other service charges from franchisees. Fees and commissions on securities-related services primarily consist of fees and commissions for sales and transfers of securities including investment funds, underwriting, brokerage and advisory services, arrangement fees on securitizations, and agency services for the calculation and payment of dividends. Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned from managing investment funds on behalf of the clients. Trust fees consist primarily of fees earned by fiduciary asset management and administration services for corporate pension plans and investment funds. Guarantee fees consist of fees related to guarantee business such as providing guarantees on residential mortgage loans and other loans. Insurance commissions consist of commissions earned by acting as agent for insurance companies to sell insurance products. Fees and commissions on real estate business primarily consist of fees from real estate agent services. Other fees and commissions include various fees and commissions mainly such as arrangement fees and agent fees excluding the fees mentioned above.

29.	TRADING ACCOUNT PROFITS AND LOSSES

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

Net trading gains (losses) for the fiscal years ended March 31, 2014, 2015 and 2016 were comprised of the following:

	2014	2015	2016
	(in millions)
Interest rate and other derivative contracts	¥(84,408)	¥(37,486)	¥434,323
Trading account securities, excluding derivatives	50,522	1,186,147	(157,669)

Trading account profits (losses)—net	(33,886)	1,148,661	276,654
Foreign exchange derivative contracts(1)	(52,737)	(217,524)	374,324

Net trading gains (losses)	¥(86,623)	¥931,137	¥650,978

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of income. Foreign exchange gains (losses)—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

For further information on the methodologies and assumptions used to estimate fair value, see Note 32, which also shows fair values of trading account securities by major category. Note 24 discloses further information regarding the derivative-related impact on Trading account profits (losses)—net by major category.

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

Effective April 1, 2015, the Integrated Retail Banking Business Group, the Integrated Corporate Banking Business Group, the Integrated Trust Assets Business Group, the Integrated Global Business Group and the Integrated Global Markets Business Group were renamed the Retail Banking Business Group, the Corporate Banking Business Group, the Trust Assets Business Group, the Global Business Group and the Global Markets Business Group, respectively.

The following is a brief explanation of the MUFG Group’s business segments:

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUB and Krunsgri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

MUB is one of the largest commercial banks in California in terms of both total assets and total deposits. MUB provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington and also nationally and internationally. MUB’s parent company is MUAH, which is a bank holding company in the United States.

Krungsri is one of the major commercial banks in Thailand and provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium enterprises, and large corporations mainly in Thailand. Krungsri’s consolidated subsidiaries include a major credit card issuer, a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand. MUFG holds a 76.88% ownership interest in Krungsri through BTMU as of March 31, 2016. The amounts for this segment in the table below represent the respective amounts before taking into account the noncontrolling interest.

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

Effective April 1, 2015, the MUFG Group began to include Krungsri as part of the Global Business Group, as shown in the table below.

In addition, effective April 1, 2015, the MUFG Group made modifications to our management accounting rules and practices to clarify the responsibility for profits of each business segment. The modifications had the following impact:

•	for the fiscal year ended March 31, 2015, reducing the operating profits of the Retail Banking Business Group, the Corporate Banking Business Group and the Trust Assets Business Group by ¥6.5 billion, ¥22.3 billion and ¥1.8 billion, respectively, and increasing the operating profits of the Global Business Group, the Global Markets Business Group and Other by ¥27.7 billion, ¥39.2 billion and ¥68.3 billion;

•	for the fiscal year ended March 31, 2014, reducing the operating profits of the Retail Banking Business Group, the Corporate Banking Business Group, the Trust Assets Business Group and the Global Business Group by ¥3.0 billion, ¥17.6 billion, ¥1.3 billion and ¥20.4 billion, respectively, and increasing the operating profits of the Global Markets Business Group and Other by ¥33.0 billion and ¥9.6 billion.

Prior period business segment information has been restated to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2014, 2015 and 2016.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2014, 2015 and 2016, respectively:

	Retail Banking Business Group	Corporate Banking Business Group	Trust Assets Business Group	Global Business Group			Total	Global Markets Business Group	Other	Total
				Other than MUAH /Krungsri	MUAH	Krungsri(2)
	(in billions)
Fiscal year ended March 31, 2014:
Net revenue:	¥1,283.6	¥912.5	¥159.0	¥540.5	¥375.9	¥—	¥916.4	¥604.7	¥(12.8)	¥3,863.4
BTMU and MUTB:	573.7	786.9	66.1	419.9	—	—	419.9	440.0	0.1	2,286.7
Net interest income	403.5	359.9	—	212.2	—	—	212.2	243.9	88.3	1,307.8
Net fees	161.9	338.9	66.1	164.7	—	—	164.7	(23.2)	(62.3)	646.1
Other	8.3	88.1	—	43.0	—	—	43.0	219.3	(25.9)	332.8
Other than BTMU and MUTB(1)	709.9	125.6	92.9	120.6	375.9	—	496.5	164.7	(12.9)	1,576.7
Operating expenses	952.2	444.6	95.4	292.9	266.9	—	559.8	185.0	163.0	2,400.0

Operating profit (loss)	¥331.4	¥467.9	¥63.6	¥247.6	¥109.0	¥—	¥356.6	¥419.7	¥(175.8)	¥1,463.4

Fiscal year ended March 31, 2015:
Net revenue:	¥1,299.4	¥949.3	¥171.5	¥611.6	¥442.4	¥240.3	¥1,294.3	¥661.7	¥(11.7)	¥4,364.5
BTMU and MUTB:	577.5	818.1	71.0	480.9	—	—	480.9	496.3	30.7	2,474.5
Net interest income	374.9	349.4	—	236.1	—	—	236.1	276.7	163.9	1,401.0
Net fees	190.7	375.4	71.0	190.6	—	—	190.6	(34.8)	(95.0)	697.9
Other	11.9	93.3	—	54.2	—	—	54.2	254.4	(38.2)	375.6
Other than BTMU and MUTB(1)	721.9	131.2	100.5	130.7	442.4	240.3	813.4	165.4	(42.4)	1,890.0
Operating expenses	958.8	454.5	103.2	365.0	306.0	123.7	794.7	204.4	185.5	2,701.1

Operating profit (loss)	¥340.6	¥494.8	¥68.3	¥246.6	¥136.4	¥116.6	¥499.6	¥457.3	¥(197.2)	¥1,663.4

Fiscal year ended March 31, 2016:
Net revenue:	¥1,259.2	¥911.2	¥172.2	¥579.7	¥437.9	¥261.6	¥1,279.2	¥633.8	¥(9.4)	¥4,246.2
BTMU and MUTB:	534.9	769.4	74.3	449.2	—	—	449.2	453.0	108.0	2,388.8
Net interest income	355.7	321.2	—	209.7	—	—	209.7	248.3	184.4	1,319.3
Net fees	171.8	369.8	74.3	187.1	—	—	187.1	(23.9)	(85.4)	693.7
Other	7.4	78.4	—	52.4	—	—	52.4	228.6	9.0	375.8
Other than BTMU and MUTB(1)	724.3	141.8	97.9	130.5	437.9	261.6	830.0	180.8	(117.4)	1,857.4
Operating expenses	972.6	450.9	102.0	365.8	318.0	131.2	815.0	207.1	147.6	2,695.2

Operating profit (loss)	¥286.6	¥460.3	¥70.2	¥213.9	¥119.9	¥130.4	¥464.2	¥426.7	¥(157.0)	¥1,551.0

Notes:

(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.
(2)	In January 2015, the MUFG Group integrated the former BTMU Bangkok branch with Krungsri. In the above table, the net revenue, operating expenses and operating profit of the former BTMU Bangkok branch for the fiscal year ended March 31, 2015 are included in the Global Business Group, but not in Krungsri. The net revenue, operating expenses and operating profit of the former BTMU Bangkok branch were ¥21.9 billion, ¥7.5 billion and ¥14.4 billion for the fiscal year ended March 31, 2015, respectively.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2014, 2015 and 2016 above to income before income tax expense shown in the accompanying consolidated statements of income is as follows:

	2014	2015	2016
	(in billions)
Operating profit:	¥1,463	¥1,663	¥1,551
Credit (provision) for credit losses	106	(87)	(232)
Trading account profits (losses)—net	(394)	636	(6)
Equity investment securities gains—net	170	90	105
Debt investment securities losses—net	(6)	(45)	(19)
Foreign exchange gains (losses)—net	(48)	(117)	129
Equity in earnings of equity method investees—net	111	173	177
Impairment of goodwill	(8)	(3)	(334)
Impairment of intangible assets	—	(1)	(118)
Other—net	26	(46)	(90)

Income before income tax expense	¥1,420	¥2,263	¥1,163

31.	FOREIGN ACTIVITIES

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2014, 2015 and 2016, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2014:
Total revenue(2)	¥3,110,050	¥218,953	¥155,022	¥569,018	¥290,321	¥4,343,364
Total expense(3)	1,952,250	426,084	143,417	315,203	85,967	2,922,921
Income (loss) before income tax expense (benefit)	1,157,800	(207,131)	11,605	253,815	204,354	1,420,443
Net income (loss) attributable to Mitsubishi UFJ Financial Group	859,846	(131,566)	6,484	149,417	131,212	1,015,393
Total assets at end of fiscal year	158,809,701	40,625,000	22,352,446	22,312,805	9,561,125	253,661,077
Fiscal year ended March 31, 2015:
Total revenue(2)	¥3,016,375	¥715,461	¥521,440	¥1,087,444	¥399,003	¥5,739,723
Total expense(3)	2,013,032	515,290	166,892	673,066	108,787	3,477,067
Income before income tax expense	1,003,343	200,171	354,548	414,378	290,216	2,262,656
Net income attributable to Mitsubishi UFJ Financial Group	410,671	187,354	309,808	358,627	264,667	1,531,127
Total assets at end of fiscal year	169,280,635	46,327,668	27,718,111	26,193,776	11,366,136	280,886,326
Fiscal year ended March 31, 2016:
Total revenue(2)	¥2,995,693	¥800,726	¥326,381	¥981,076	¥309,552	¥5,413,428
Total expense(3)	2,501,616	741,930	205,459	661,920	139,833	4,250,758
Income before income tax expense	494,077	58,796	120,922	319,156	169,719	1,162,670
Net income attributable to Mitsubishi UFJ Financial Group	185,395	173,376	162,620	196,712	84,229	802,332
Total assets at end of fiscal year	176,990,196	52,721,548	26,194,772	25,019,609	11,644,171	292,570,296

Notes:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision (credit) for credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2015 and 2016:

	2015	2016
	(in millions)
Cash and due from banks	¥773,580	¥870,492
Interest-earning deposits in other banks	8,591,461	7,445,190

Total	¥9,365,041	¥8,315,682

Trading account assets	¥32,992,334	¥35,572,903

Investment securities	¥7,467,951	¥7,699,198

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥48,404,292	¥50,359,697

Deposits	¥46,024,124	¥45,738,855

Funds borrowed:
Call money, funds purchased	¥315,156	¥335,003
Payables under repurchase agreements	9,228,209	9,986,251
Payables under securities lending transactions	47,852	183,664
Other short-term borrowings	4,830,626	5,218,502
Long-term debt	3,577,497	3,452,160

Total	¥17,999,340	¥19,175,580

Trading account liabilities	¥8,169,332	¥7,870,518

32.	FAIR VALUE

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

The MUFG Group has an established and documented process for determining fair values in accordance with the guidance. When available, quoted prices are used to determine fair value. If quoted prices are not available, fair value is based upon valuation techniques that use observable or unobservable inputs. The fair

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

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

As for quoted prices provided by third-party vendors, independent price verification is performed by the MUFG group to determine the quality and reliability of the data for fair value measurement purposes. As part of its independent price verification procedures, the MUFG group obtains a sufficient understanding of the vendors’ pricing sources and valuation processes. Further, the MUFG group assesses the vendors’ prices to ensure that they are representative of fair value by (i) confirming that the price provided by the vendors corresponds to other vendors’ prices, (ii) performing a variance analysis that monitors daily pricing changes, and (iii) evaluating the differences between vendors’ prices as well as the results of the variance analysis.

When quoted prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted prices of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Such securities include certain commercial paper, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial paper, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discounted using a discount rate based on the yield curve estimated from market interest rates appropriate to the securities. Commercial paper is generally classified in Level 2 of the fair value hierarchy. For corporate bonds, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers is reflected in the future cash flows being discounted by the interest rate applicable to the maturity of the bonds. Corporate bonds are classified in either Level 2 or Level 3 of the fair value hierarchy, depending primarily on the significance of the adjustments to the unobservable input of credit worthiness. Certain investments in funds valued at net assets value are classified in Level 2 if they can be redeemed at their net asset value at the measurement date.

When there is less liquidity for securities or significant inputs used in the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. The fair value of CLOs is measured by weighing the estimated fair value amounts from internal valuation techniques and the non-binding quotes from the independent broker-dealers. The weight of the quotes from independent broker-dealers is determined based on the result of inquiries with the broker-dealers to understand their basis of fair value calculation with consideration given to transaction volume. Key inputs to the internal valuation techniques include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX (which is an index of loan credit default swaps), prepayment rates and discount rates reflecting liquidity premiums based on historical market data.

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

Investment Securities

Investment securities include Available-for-sale debt and equity securities, whose fair values are measured using the same valuation techniques as the trading account securities described above. Investment securities also include investments in nonmarketable equity securities which are subject to specialized industry accounting principles. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted prices, lack of liquidity and the long term nature of these investments. Further, there may be restriction on transfers of nonmarketable equity securities. The MUFG Group values such securities

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

initially at transaction price and subsequently adjusts such valuations, considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of the investee company. Nonmarketable equity securities are included in Level 3 of the fair value hierarchy.

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

Market Valuation Adjustments

Counterparty credit risk adjustments are made to certain financial assets such as over-the-counter derivatives to factor in counterparty credit exposure. As not all counterparties have the same credit risk, it is necessary, in calculating credit risk adjustments, to take into account probability of a default event occurring for each counterparty which is primarily derived from observed or estimated spreads on credit default swaps. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the fair value hierarchy when recent observable prices of such instruments are not available or such instruments are traded in inactive or less active markets. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

Model valuation adjustments such as unobservable parameter valuation adjustments may be provided when the fair values of instruments are determined based on internally developed valuation techniques. Examples of such adjustments include adjustments to the model price of certain derivatives where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the uncertainty inherent in the resulting valuation estimate.

Investments in Certain Entities That Calculate Net Asset Value per Share

The MUFG Group has interests in investment funds mainly hedge funds, private equity funds, and real estate funds that are measured at fair value on a recurring or nonrecurring basis.

Hedge funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in hedge funds are generally redeemable on a monthly basis with 15 days advance notice.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2015 and 2016:

At March 31, 2015	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,812,037	¥9,513,664	¥860,418	¥30,186,119
Debt securities
Japanese national government and Japanese government agency bonds	3,801,877	235,175	—	4,037,052
Japanese prefectural and municipal bonds	—	141,390	—	141,390
Foreign governments and official institutions bonds	14,674,376	1,661,959	66,197	16,402,532
Corporate bonds	—	3,944,861	96,918	4,041,779
Residential mortgage-backed securities	—	1,679,135	38,730	1,717,865
Asset-backed securities	—	233,147	586,635	819,782
Other debt securities	—	13,369	37,812	51,181
Commercial paper	—	1,194,922	—	1,194,922
Equity securities(2)	1,335,784	409,706	34,126	1,779,616
Trading derivative assets	151,217	16,446,522	121,045	16,718,784
Interest rate contracts	50,492	11,342,398	42,373	11,435,263
Foreign exchange contracts	3,317	4,850,363	12,884	4,866,564
Equity contracts	97,408	101,212	51,830	250,450
Commodity contracts	—	82,464	13,819	96,283
Credit derivatives	—	70,085	139	70,224
Investment securities:
Available-for-sale securities	39,455,720	7,632,847	401,837	47,490,404
Debt securities
Japanese national government and Japanese government agency bonds	32,214,231	3,191,401	—	35,405,632
Japanese prefectural and municipal bonds	—	194,415	—	194,415
Foreign governments and official institutions bonds	1,126,729	526,126	29,649	1,682,504
Corporate bonds	—	1,236,340	19,284	1,255,624
Residential mortgage-backed securities	—	931,635	93	931,728
Commercial mortgage-backed securities	—	203,797	3,785	207,582
Asset-backed securities	—	1,079,317	166,723	1,246,040
Other debt securities	—	—	182,303	182,303
Marketable equity securities	6,114,760	269,816	—	6,384,576
Other investment securities	—	—	22,537	22,537
Others(3)(4)	327,360	14,036	4,540	345,936

Total	¥59,746,334	¥33,607,069	¥1,410,377	¥94,763,780

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥82,743	¥15,720	¥—	¥98,463
Trading derivative liabilities	154,767	16,694,360	81,795	16,930,922
Interest rate contracts	42,790	11,284,872	13,299	11,340,961
Foreign exchange contracts	2,930	5,168,200	4,483	5,175,613
Equity contracts	109,047	90,285	45,924	245,256
Commodity contracts	—	82,718	14,752	97,470
Credit derivatives	—	68,285	3,337	71,622
Obligation to return securities received as collateral	2,476,588	174,563	—	2,651,151
Others(5)	—	711,055	36,293	747,348

Total	¥2,714,098	¥17,595,698	¥118,088	¥20,427,884

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2016	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,191,424	¥9,242,800	¥891,403	¥29,325,627
Debt securities
Japanese national government and Japanese government agency bonds	1,292,815	276,643	—	1,569,458
Japanese prefectural and municipal bonds	—	130,467	2,467	132,934
Foreign governments and official institutions bonds	16,959,757	1,081,655	57,470	18,098,882
Corporate bonds	—	3,618,649	98,236	3,716,885
Residential mortgage-backed securities	—	3,163,571	23,540	3,187,111
Asset-backed securities	—	127,180	630,247	757,427
Other debt securities	—	6,515	35,944	42,459
Commercial paper	—	502,417	—	502,417
Equity securities(2)	938,852	335,703	43,499	1,318,054
Trading derivative assets	100,689	21,282,170	116,913	21,499,772
Interest rate contracts	17,567	16,414,291	50,185	16,482,043
Foreign exchange contracts	13,148	4,678,409	4,349	4,695,906
Equity contracts	69,974	67,179	46,337	183,490
Commodity contracts	—	61,196	15,787	76,983
Credit derivatives	—	61,095	255	61,350
Investment securities:
Available-for-sale securities	32,836,477	8,014,480	375,274	41,226,231
Debt securities
Japanese national government and Japanese government agency bonds	26,241,677	2,886,164	—	29,127,841
Japanese prefectural and municipal bonds	—	454,998	—	454,998
Foreign governments and official institutions bonds	1,247,768	805,359	20,941	2,074,068
Corporate bonds	—	999,685	23,595	1,023,280
Residential mortgage-backed securities	—	886,737	15	886,752
Commercial mortgage-backed securities	—	186,365	3,764	190,129
Asset-backed securities	—	1,508,501	158,281	1,666,782
Other debt securities	—	14,107	168,678	182,785
Marketable equity securities	5,347,032	272,564	—	5,619,596
Other investment securities	—	—	24,689	24,689
Others(3)(4)	388,577	12,095	4,629	405,301

Total	¥52,517,167	¥38,551,545	¥1,412,908	¥92,481,620

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥71,995	¥5,462	¥—	¥77,457
Trading derivative liabilities	110,601	20,751,295	85,659	20,947,555
Interest rate contracts	8,969	16,254,674	11,972	16,275,615
Foreign exchange contracts	6,210	4,325,227	3,114	4,334,551
Equity contracts	95,422	62,688	54,252	212,362
Commodity contracts	—	55,301	16,132	71,433
Credit derivatives	—	53,405	189	53,594
Obligation to return securities received as collateral	1,840,584	78,482	—	1,919,066
Others(5)	—	502,439	(9,821)	492,618

Total	¥2,023,180	¥21,337,678	¥75,838	¥23,436,696

Notes:

(1)	Includes securities measured under the fair value option.
(2)	Includes investments valued at net asset value of ¥27,266 million and ¥11,938 million at March 31, 2015 and 2016, respectively. The unfunded commitments related to these investments at March 31, 2015 and 2016 were ¥7,206 million and ¥18,027 million, respectively. These investments were mainly in private equity funds.
(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2015 were ¥1,740 million, nil and ¥1,883 million, respectively, and those at March 31, 2016 were ¥1,905 million, nil and ¥1,878 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2015 were nil, nil and ¥1,790 million, respectively, and those at March 31, 2016 were nil, nil and ¥104 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers Between Level 1 and Level 2

During the fiscal years ended March 31, 2015 and 2016, the transfers between Level 1 and Level 2 were as follows:

	2015		2016
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Foreign governments and official institutions bonds	¥—	¥—	¥—	¥26,388
Equity securities	—	3,605	—	—
Investment securities:
Available-for-sale securities
Debt securities
Japanese national government and Japanese government agency bonds	1,694,554	—	—	—
Marketable equity securities	9,528	9,705	26,889	10,253
Liabilities
Obligation to return securities received as collateral	106,197	—	—	—

Note:

(1)	The transfers between level 1 and 2 occurred during the first-half of the fiscal year are assumed to have occurred at the beginning of the first-half year, and the transfers occurred during the second-half of the fiscal year are assumed to have occurred at the beginning of the second-half year.

In general, the transfers from Level 1 into Level 2 comprised of securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were no longer available at the end of the period. The transfers from Level 2 into Level 1 comprised of securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period.

For the fiscal year ended March 31, 2015, certain Japanese national government bonds, which are accounted for as Available-for-sale securities, were transferred from Level 1 to Level 2 since a decrease in the volume or level of activity for such securities was identified based on an analysis of the current market activity.

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2015 and 2016. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in addition to the unobservable or Level 3 input, observable inputs (that is, inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2014	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		March 31, 2015	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2015
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥658,917	¥113,247	(2)	¥—	¥765,670	¥—	¥(461,312)	¥(169,549)	¥97,159		¥(143,714)		¥860,418	¥94,456	(2)
Debt securities
Foreign governments and official institutions bonds	15,450	12,980		—	119,117	—	(62,758)	(69,405)	51,849		(1,036)		66,197	9,331
Corporate bonds	132,518	5,810		—	66,604	—	(3,207)	(8,252)	45,300	(6)	(141,855	)(6)	96,918	4,653
Residential mortgage-backed securities	11,601	7,855		—	216,367	—	(188,947)	(7,323)	—		(823)		38,730	5,785
Asset-backed securities	439,664	79,961		—	349,105	—	(197,526)	(84,569)	—		—		586,635	69,443
Other debt securities	32,565	5,247		—	—	—	—	—	—		—		37,812	5,247
Equity securities	27,119	1,394		—	14,477	—	(8,874)	—	10		—		34,126	(3)
Trading derivatives—net	8,864	29,689	(2)	662	5,745	(3,929)	—	(3,851)	9,026		(6,956)		39,250	24,869	(2)
Interest rate contracts—net	13,676	17,473		344	37	(23)	—	(349)	2,780		(4,864)		29,074	7,124
Foreign exchange contracts—net	(7,038)	10,164		159	4,358	(2,009)	—	(984)	6,246		(2,495)		8,401	14,964
Equity contracts—net	4,195	4,924		274	449	(449)	—	(3,487)	—		—		5,906	4,700
Commodity contracts—net	(622)	(484)		84	901	(1,448)	—	233	—		403		(933)	1,356
Credit derivatives—net	(1,347)	(2,388)		(199)	—	—	—	736	—		—		(3,198)	(3,275)
Investment securities:
Available-for-sale securities	544,688	(2,958	)(3)	50,268	272,001	—	(23,691)	(294,201)	1,969		(146,239)		401,837	(2,946	)(3)
Debt securities
Foreign governments and official institutions bonds	151,647	—		5,469	1,942	—	—	(2,241)	—		(127,168)		29,649	—
Corporate bonds	75,849	(551)		(312)	9,231	—	(6,053)	(41,778)	1,969	(6)	(19,071	)(6)	19,284	(2,966)
Residential mortgage-backed securities	19,258	11		192	—	—	(17,638)	(1,730)	—		—		93	—
Commercial mortgage-backed securities	3,112	—		747	—	—	—	(74)	—		—		3,785	—
Asset-backed securities	109,876	(2,418)		20,328	242,349	—	—	(203,412)	—		—		166,723	20
Other debt securities	184,946	—		23,844	18,479	—	—	(44,966)	—		—		182,303	—
Other investment securities	26,201	9,826	(4)	—	2,298	—	(15,788)	—	—		—		22,537	620	(4)
Others	5,598	1,761	(4)	—	485	—	(2,999)	(305)	—		—		4,540	756	(4)

Total	¥1,244,268	¥151,565		¥50,930	¥1,046,199	¥(3,929)	¥(503,790)	¥(467,906)	¥108,154		¥(296,909)		¥1,328,582	¥117,755

Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥305	¥—	¥—	¥(305)	¥—		¥—		¥—	¥—
Others	92,867	(48,852	)(4)	(3,456)	—	554	—	(41,834)	8,423		(76,025)		36,293	(13,945	)(4)

Total	¥92,867	¥(48,852)		¥(3,456)	¥305	¥554	¥—	¥(42,139)	¥8,423		¥(76,025)		¥36,293	¥(13,945)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2015	Total gains (losses) for the period				Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		March 31, 2016	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2016
		Included in earnings		Included in other comprehensive income	Purchases
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥860,418	¥(51,288	)(2)	¥—	¥371,844	¥—	¥(162,978)	¥(142,706)	¥53,054		¥(36,941)		¥891,403	¥(57,021	)(2)
Debt securities
Japanese prefectural and municipal bonds	—	251		—	11,945	—	(9,729)	—	—		—		2,467	78
Foreign governments and official institutions bonds	66,197	(4,236)		—	68,443	—	(19,550)	(53,384)	—		—		57,470	(4,275)
Corporate bonds	96,918	(3,561)		—	56,964	—	(51,705)	(16,484)	53,045	(6)	(36,941	)(6)	98,236	(3,028)
Residential mortgage-backed securities	38,730	(1,441)		—	—	—	—	(13,749)	—		—		23,540	(1,585)
Asset-backed securities	586,635	(42,607)		—	223,130	—	(79,339)	(57,572)	—		—		630,247	(46,335)
Other debt securities	37,812	(1,868)		—	—	—	—	—	—		—		35,944	(1,868)
Equity securities	34,126	2,174		—	11,362	—	(2,655)	(1,517)	9		—		43,499	(8)
Trading derivatives—net	39,250	(6,586	)(2)	(214)	4,099	(3,460)	—	1,948	4,684		(8,467)		31,254	5,755	(2)
Interest rate contracts—net	29,074	7,912		(115)	7	—	—	4,687	515		(3,867)		38,213	13,667
Foreign exchange contracts—net	8,401	(2,404)		(107)	3,024	(2,941)	—	(3,712)	4,101		(5,127)		1,235	(3,322)
Equity contracts—net	5,906	(12,227)		(12)	172	(172)	—	(1,582)	—		—		(7,915)	(5,323)
Commodity contracts—net	(933)	52		(12)	896	(347)	—	(1)	—		—		(345)	860
Credit derivatives—net	(3,198)	81		32	—	—	—	2,556	68		527		66	(127)
Investment securities:
Available-for-sale securities	401,837	(9,124	)(3)	66	331,478	—	(802)	(351,358)	6,187		(3,010)		375,274	229	(3)
Debt securities
Foreign governments and official institutions bonds	29,649	—		121	2,151	—	—	(10,980)	—		—		20,941	—
Corporate bonds	19,284	1,156		(258)	1,150	—	(366)	(2,015)	6,187	(6)	(1,543	)(6)	23,595	236
Residential mortgage-backed securities	93	—		—	—	—	—	(78)	—		—		15	—
Commercial mortgage-backed securities	3,785	—		219	—	—	—	(240)	—		—		3,764	—
Asset-backed securities	166,723	(10,280)		30	312,497	—	—	(310,689)	—		—		158,281	(7)
Other debt securities	182,303	—		(46)	15,680	—	(436)	(27,356)	—		(1,467)		168,678	—
Other investment securities	22,537	984	(4)	—	3,323	—	(2,155)	—	—		—		24,689	(270	)(4)
Others	4,540	730	(4)	—	190	—	(831)	—	—		—		4,629	345	(4)

Total	¥1,328,582	¥(65,284)		¥(148)	¥710,934	¥(3,460)	¥(166,766)	¥(492,116)	¥63,925		¥(48,418)		¥1,327,249	¥(50,962)

Liabilities
Others	¥36,293	¥35,111	(4)	¥1,314	¥(2,271)	¥13,282	¥—	¥(21,660)	¥7,782		¥(6,822)		¥(9,821)	¥7,989	(4)

Total	¥36,293	¥35,111		¥1,314	¥(2,271)	¥13,282	¥—	¥(21,660)	¥7,782		¥(6,822)		¥(9,821)	¥7,989

Notes:

(1)	Includes Trading securities measured under the fair value option.
(2)	Included in Trading account profits (losses)—net and in Foreign exchange gains (losses)—net.
(3)	Included in Investment securities gains—net.
(4)	Included in Trading account profits (losses)—net.
(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the first-half or the second-half of the fiscal year.
(6)	Transfers out of and transfers into Level 3 for corporate bonds were due principally to changes in the impact of unobservable creditworthiness inputs of the private placement bonds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2015	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥5,290	Monte Carlo method	Correlation between interest rate and foreign exchange rate	25.9%~52.9%	41.4%
			Correlation between interest rates	37.5%~54.0%	51.6%
	29,649	Return on equity method	Probability of default	0.0%~0.9%	0.2%
			Recovery rate	60.0%~80.0%	72.0%
			Market-required return on capital	8.0%~10.0%	9.8%
Corporate bonds	11,018	Discounted cash flow	Probability of default	5.0%~13.4%	7.0%
			Recovery rate	17.4%~67.6%	51.6%
	171	Monte Carlo method	Correlation between interest rate and foreign exchange rate	25.9%~52.9%	42.8%
			Correlation between interest rates	45.9%~54.0%	52.7%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	150,588	Discounted cash flow	Probability of default	2.8%~5.3%	4.4%
			Recovery rate	60.0%~76.0%	64.8%
	560,800	Internal model(4)	Asset correlations	11.0%~15.0%	14.7%
			Discount factor	1.5%~7.3%	1.8%
			Prepayment rate	5.3%~25.9%	24.6%
			Probability of default	0.0%~83.7%	— (3)
			Recovery rate	49.0%~69.5%	68.5%
Other debt securities	37,812	Discounted cash flow	Liquidity premium	0.6%~0.8%	0.8%
	180,239	Return on equity method	Probability of default	0.0%~25.0%	0.5%
			Recovery rate	40.0%~90.0%	68.9%
			Market-required return on capital	8.0%~10.0%	10.0%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2015	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	27,962	Option model	Probability of default	0.0%~13.4%
			Correlation between interest rates	10.3%~99.0%
			Correlation between interest rate and foreign exchange rate	25.9%~52.9%
			Recovery rate	41.0%~46.0%
			Volatility	38.2%~63.0%
Foreign exchange contracts—net	8,405	Option model	Probability of default	0.1%~13.4%
			Correlation between interest rates	54.0%~80.7%
			Correlation between interest rate and foreign exchange rate	32.9%~58.4%
			Correlation between underlying assets	52.6%~73.2%
			Recovery rate	41.0%~46.0%
Equity contracts—net	5,976	Option model	Correlation between interest rate and equity	5.7%~59.6%
			Volatility	0.0%~70.0%
Credit derivative contracts—net	(3,198)	Option model	Recovery rate	37.2%~37.2%
			Correlation between underlying assets	6.4%~100.0%

At March 31, 2016	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Japanese prefectural and municipal bonds	¥2,467	Monte Carlo method	Correlation between interest rate and foreign exchange rate	31.1%~49.7%	40.4%
			Correlation between interest rates	51.1%	51.1%
Foreign governments and official institutions bonds	831	Monte Carlo method	Correlation between interest rate and foreign exchange rate	21.1%~49.7%	28.9%
			Correlation between interest rates	37.9%~51.1%	45.5%
	20,941	Return on equity method	Probability of default	0.1%~0.9%	0.3%
			Recovery rate	60.0%~70.0%	66.8%
			Market-required return on capital	8.0%~10.0%	9.0%
Corporate bonds	8,634	Discounted cash flow	Probability of default	4.7%~13.1%	5.3%
			Recovery rate	41.0%~74.1%	55.2%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	144,897	Discounted cash flow	Probability of default	1.2%~5.3%	4.3%
			Recovery rate	60.0%~76.0%	65.1%
	617,350	Internal model(4)	Asset correlations	9.0%~13.0%	12.9%
			Discount factor	1.8%~4.3%	1.9%
			Prepayment rate	8.7%~20.9%	20.5%
			Probability of default	0.0%~82.1%	— (3)
			Recovery rate	51.3%~61.6%	61.4%
Other debt securities	35,944	Discounted cash flow	Liquidity premium	0.5%~0.6%	0.5%
	168,678	Return on equity method	Probability of default	0.0%~25.0%	0.5%
			Recovery rate	40.0%~90.0%	69.3%
			Market-required return on capital	8.0%~10.0%	9.9%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2016	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	37,623	Option model	Probability of default	0.1%~13.1%
			Correlation between interest rates	5.3%~99.8%
			Correlation between interest rate and foreign exchange rate	21.1%~49.7%
			Recovery rate	41.0%~47.0%
			Volatility	85.4%~201.8%
Equity contracts—net	(10,139)	Option model	Correlation between interest rate and equity	33.3%~39.0%
			Correlation between foreign exchange rate and equity	6.0%
			Correlation between equities	27.4%~65.3%
			Volatility	0.0%~106.6%
	2,348	Discounted cash flow	Term of litigation	1 year

Notes:

(1)	The fair value as of March 31, 2015 and 2016 excludes the fair value of investments valued using vendor prices.
(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs”.
(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities”.

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

The wide range of probability of default used in Internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities is mainly caused by Asset-backed securities. Asset-backed securities have a large number of underlying loans, mainly corporate loans, in several industries. The MUFG Group primarily makes investments in the senior tranches of such securities, with no investments in the equity portion. Thus, the MUFG Group’s investments have higher priority of payments than mezzanine and equity and even if some of underlying loans become default, the MUFG Group may still be able to receive the full contractual payments.

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

Recovery rate and Prepayment rate—Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many debt securities (such as asset-

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from third-party pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Prepayment rates change the future cash flows for the investor and thereby change the fair value of the security. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Volatility—Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. Typically, instruments can become more expensive if volatility increases. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in the significant increase (decrease) in fair value.

The level of volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable. The volatility inputs used to estimate fair value of interest rate contracts are distributed throughout the range.

Correlation—Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign governments and official institutions bonds, asset-backed securities, corporate bonds, derivatives and certain other instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity), and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes.

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

Term of litigation—Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer’s restricted shares (“Covered Litigation”) that the MUFG Group purchased, which is referenced in certain swap transactions.

These swaps are valued using a discounted cash flow methodology and are dependent upon the final resolution of the Covered Litigation. The settlement timing of the Covered Litigation is not observable in the market, therefore the estimated term is classified as a level 3 input.

The restricted shares which the MUFG Group purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted dependent upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, the MUFG Group

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer’s litigation, subject to a minimum term referenced within the trade contracts.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2015 and 2016:

	2015				2016
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥2,489	¥2,489	¥—	¥—	¥48,022	¥48,022
Loans	6,452	8,830	268,977	284,259	13,900	8,779	323,176	345,855
Loans held for sale	—	50	2,179	2,229	—	—	10,361	10,361
Collateral dependent loans	6,452	8,780	266,798	282,030	13,900	8,779	312,815	335,494
Premises and equipment	—	—	6,072	6,072	—	—	11,658	11,658
Intangible assets	—	—	200	200	—	—	6,210	6,210
Goodwill	—	—	14,032	14,032	—	—	58,887	58,887
Other assets	—	—	9,783	9,783	—	—	8,274	8,274
Investments in equity method investees(1)	—	—	1,379	1,379	—	—	1,541	1,541
Other	—	—	8,404	8,404	—	—	6,733	6,733

Total	¥6,452	¥8,830	¥301,553	¥316,835	¥13,900	¥8,779	¥456,227	¥478,906

Note:

(1)	Includes investments valued at net asset value of ¥2,130 million and ¥1,541 million at March 31, 2015 and 2016, respectively. The unfunded commitments related to these investments are ¥868 million and ¥127 million at March 31, 2015 and 2016, respectively. These investments are in private equity funds.

The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2015 and 2016:

	2015	2016
	(in millions)
Investment securities	¥1,324	¥14,146
Loans	63,698	82,720
Loans held for sale	6	363
Collateral dependent loans	63,692	82,357
Premises and equipment	6,055	7,191
Intangible assets	677	117,726
Goodwill	3,432	333,719
Other assets	1,629	1,199
Investments in equity method investees	102	681
Other	1,527	518

Total	¥76,815	¥556,701

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities primarily include impaired cost-method investments which were written down to fair value during the period. The fair values of nonmarketable equity securities are mainly determined by the Trinomial Tree Method in which the present value of dividend cash flows and option prices are used. The fair values of investments in funds are mainly measured using the net asset value per share. These impaired investment securities are classified as Level 3 of the fair value hierarchy.

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

•	Replacement cost approach. The replacement cost approach is primarily used for buildings and the land they are built on. This approach calculates the fair value of the collateral using the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by subsidiaries of MUFG.

•	Sales comparison approach. The sales comparison approach is mainly used for land. The fair value of the collateral located in Japan is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.

•	Income approach. The income approach is, as a general rule, applied to all rental properties based on the highest and best use concept. This approach calculates the fair value of the collateral using expected future cash flows. In this approach, the expected annual net operating income is discounted using the related capitalization yield. The significant assumptions within the income approach are the expected annual net operating income and capitalization yield. The expected annual net operating income is estimated based on rental income of the property. The capitalization yield is determined based on the location and use of the property by subsidiaries of MUFG. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors.

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

The following table presents the gains or losses recorded for the fiscal years ended March 31, 2014, 2015 and 2016 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2014			2015			2016
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥(225,985)	¥2,017,311	¥1,791,326	¥689,420	¥966,636	¥1,656,056	¥(157,814)	¥(1,058,046)	¥(1,215,860)
Other assets	(531)	—	(531)	(564)	—	(564)	3	—	3

Total	¥(226,516)	¥2,017,311	¥1,790,795	¥688,856	¥966,636	¥1,655,492	¥(157,811)	¥(1,058,046)	¥(1,215,857)

Financial liabilities:
Other short-term borrowings(1)	¥4,064	¥—	¥4,064	¥5,515	¥—	¥5,515	¥3,422	¥—	¥3,422
Long-term debt(1)	87,877	—	87,877	(1,549)	—	(1,549)	10,443	—	10,443

Total	¥91,941	¥—	¥91,941	¥3,966	¥—	¥3,966	¥13,865	¥—	¥13,865

Note:

(1)	Change in value attributable to the instrument-specific credit-risk-related to those financial liabilities are not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2015 and 2016 for long-term receivables and debt instruments for which the fair value option has been elected:

	2015			2016
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Other assets	¥1,000	¥1,007	¥7	¥—	¥—	¥—

Total	¥1,000	¥1,007	¥7	¥—	¥—	¥—

Financial liabilities:
Long-term debt	¥585,694	¥584,630	¥(1,064)	¥521,217	¥499,386	¥(21,831)

Total	¥585,694	¥584,630	¥(1,064)	¥521,217	¥499,386	¥(21,831)

Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2015 and 2016:

	Carrying amount	Estimated fair value
At March 31, 2015		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,353	¥3,353	¥3,353	¥—	¥—
Interest-earning deposits in other banks	37,365	37,365	—	37,365	—
Call loans and funds sold	660	660	—	660	—
Receivables under resale agreements	7,273	7,273	—	7,273	—
Receivables under securities borrowing transactions	4,660	4,660	—	4,660	—
Investment securities(1)(2)	4,285	4,369	1,145	1,034	2,190
Loans, net of allowance for credit losses(3)	117,210	118,720	6	290	118,424
Other financial assets(4)	5,272	5,272	—	5,272	—
Financial liabilities:
Deposits
Non-interest-bearing	¥23,446	¥23,446	¥—	¥23,446	¥—
Interest-bearing	148,543	148,574	—	148,574	—
Total deposits	171,989	172,020	—	172,020	—
Call money and funds purchased	3,669	3,669	—	3,669	—
Payables under repurchase agreements	20,728	20,728	—	20,728	—
Payables under securities lending transactions	8,205	8,205	—	8,205	—
Due to trust account	1,611	1,611	—	1,611	—
Other short-term borrowings	11,389	11,389	—	11,389	—
Long-term debt	19,394	19,672	—	19,672	—
Other financial liabilities	7,682	7,682	—	7,682	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Carrying amount	Estimated fair value
At March 31, 2016		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥8,656	¥8,656	¥8,656	¥—	¥—
Interest-earning deposits in other banks	41,018	41,018	—	41,018	—
Call loans and funds sold	699	699	—	699	—
Receivables under resale agreements	7,447	7,447	—	7,447	—
Receivables under securities borrowing transactions	6,042	6,042	—	6,042	—
Investment securities(1)(2)	3,965	4,045	1,164	1,231	1,650
Loans, net of allowance for credit losses(3)	121,680	123,286	14	263	123,009
Other financial assets(4)	5,182	5,182	—	5,182	—
Financial liabilities:
Deposits
Non-interest-bearing	¥25,965	¥25,965	¥—	¥25,965	¥—
Interest-bearing	155,479	155,523	—	155,523	—
Total deposits	181,444	181,488	—	181,488	—
Call money and funds purchased	1,389	1,389	—	1,389	—
Payables under repurchase agreements	22,114	22,114	—	22,114	—
Payables under securities lending transactions	4,710	4,710	—	4,710	—
Due to trust account	6,338	6,338	—	6,338	—
Other short-term borrowings	9,248	9,248	—	9,248	—
Long-term debt	21,599	21,881	—	21,881	—
Other financial liabilities	6,411	6,411	—	6,411	—

Notes:

(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)	Excludes cost-method investments of ¥410 billion and ¥432 billion at March 31, 2015 and 2016, respectively, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(4)	Excludes investments in equity method investees of ¥2,049 billion and ¥1,918 billion at March 31, 2015 and 2016, respectively.

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

Investment securities—The fair values of investment securities other than those classified as Available-for-sale or Held-to-maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have readily available quoted prices or secondary market prices. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock issued by public companies are

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determined by utilizing commonly accepted valuation techniques to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising options or upon exercising of the options. Inputs used in the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation techniques. Specifically, the sensitivity and appropriateness of the inputs are verified by using different valuation techniques employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by non-public companies for which a quoted price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous non-public companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The carrying amounts not included in the above summary are ¥410 billion and ¥432 billion at March 31, 2015 and 2016, respectively.

Loans—The fair value of loans is estimated by discounting expected future cash flows based on types of loans, internal ratings and possibility of prepayment using the discount rates which include adjustments to reflect the expectations about possible variations to the current market rates. For certain residential loans with variable interest rates provided to individual home owners, the carrying amount is presented as the fair value since such carrying amount approximates the fair value, unless the creditworthiness of the borrower has changed significantly since the loan origination. Where quoted prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such quoted prices and estimated fair values, including secondary market prices. For receivables from bankrupt, virtually bankrupt, and likely to become bankrupt borrowers, fair value is estimated based mainly on the expected amount to be collected from collateral and guarantees. The carrying amount is presented as the fair value since the fair value approximates such carrying amount.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥2,049 billion and ¥1,918 billion at March 31, 2015 and 2016, respectively.

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

Long-term debt—The fair value of corporate bonds issued by the MUFG Group is determined based on quoted prices of those corporate bonds. The fair value of fixed rate corporate bonds without quoted prices is the present value of expected future cash flows from these borrowings, which is discounted at an interest rate generally applicable to similar fixed rate corporate bonds reflecting premium applicable to the MUFG Group. For variable rate corporate bonds without quoted prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

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

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2015 and 2016 was not material.

33.	STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUSHD, MUMSS and MUAH.

MUFG, BTMU, MUTB, MUSHD and MUMSS

MUFG, BTMU, MUTB, MUSHD and MUMSS have a stock-based compensation plan for directors, corporate executive officers, executive officers, corporate auditors and senior fellows (“officers”).

The awards under the stock-based compensation plan are a type of stock option (referred to as “Stock Acquisition Rights”). The Stock Acquisition Rights were normally issued and granted to these officers once a year until the fiscal year ended March 31, 2013. They are normally issued and granted to these officers except for outside directors and corporate auditors once a year from the fiscal year ended March 31, 2014.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right (“number of granted shares”) is 100 shares. In the event of a stock split or reverse stock split of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of the stock split or reverse stock split. If any events occur that require the adjustment to the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights granted vest depending on the holders’ service periods as officers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The holders may exercise the Stock Acquisition Rights which have been allotted due to his or her status as officers of MUFG, BTMU, MUTB, MUSHD or MUMSS on and after the day immediately following the date on which such holders lose the status of being officers of the relevant company. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the fiscal year ended March 31, 2016:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of fiscal year	19,170,400	¥1
Granted	2,058,600	1
Exercised	(3,702,800)	1
Forfeited or Expired	(50,100)	1

Outstanding, end of fiscal year	17,476,100	¥1	26.27	¥9,096

Exercisable, end of fiscal year	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free interest rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU, MUTB, MUSHD and MUMSS, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

	Fiscal years ended March 31,
	2014	2015	2016
Risk-free interest rate	0.22%	0.11%	0.07%
Expected volatility	30.16%	28.74%	28.03%
Expected term	4 years	4 years	4 years
Expected dividend yield	1.96%	2.67%	2.06%

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the fiscal years ended March 31, 2014, 2015 and 2016 was ¥61,100, ¥53,900 and ¥80,200 per 100 shares, respectively.

The MUFG Group recognized ¥2,069 million, ¥1,594 million and ¥1,647 million of compensation costs related to the Stock Acquisition Rights with ¥737 million, ¥540 million and ¥518 million of the corresponding tax benefit for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. As of March 31, 2016, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥252 million and it is expected to be recognized over 3 months.

Cash received from the exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2014, 2015 and 2016 was ¥5 million, ¥5 million and ¥4 million, respectively. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2014, 2015 and 2016 was ¥789 million, ¥728 million and ¥538 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MUAH

In April 2010, MUAH adopted the UnionBanCal Plan (“UNBC Plan”). Under the UNBC Plan, MUAH grants restricted stock units settled in American Depositary Receipts (“ADRs”) representing shares of common stock of MUAH’s ultimate parent company, MUFG, to key employees at the discretion of the Human Capital Committee of the Board of Directors (“the Committee”). The Committee determines the number of shares, vesting requirements and other features and conditions of the restricted stock units. Under the UNBC Plan, MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the UNBC Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and generally become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions.

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

Effective June 8, 2015, MUAH amended and restated the HQA Plan as the MUAH Plan. The MUAH Plan is substantially similar to the UNBC and HQA Plans. MUAH’s future grants will be made under the MUAH Plan only. “Dividend equivalent credits” arising from grants under the MUAH Plan are paid to participants in shares on an annual basis.

The following table is a summary of the UNBC Plan, the HQA Plan and MUAH Plan, which together are presented as the “Stock Bonus Plans”:

Grant Date	Units Granted	Fair Value of Stock	Vesting Duration	Pro-rata Vesting Date
April 15, 2013	3,656,340	$6.66	3 years	April 15
July 15, 2013	78,725	6.67	3 years	July 15
April 15, 2014	9,135,710	5.40	3 years	April 15
July 10, 2014	56,056	5.91	3 years	July 10
September 15, 2014	46,552	5.80	3 years	September 15
July 15, 2015	11,469,343	7.18	3 years	July 15
July 15, 2015	550,140	7.18	46 months	May 18
December 16, 2015	486,004	6.43	25 months	January 15

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a roll-forward of the restricted stock units under the Stock Bonus Plans for the fiscal years ended December 31, 2014 and 2015:

	Restricted Stock Units
	2014	2015
Units outstanding, beginning of fiscal year	7,851,017	15,101,489
Activity during the year:
HQA Plan units outstanding as of July 1, 2014	3,315,313	—
Granted	9,238,318	12,505,487
Vested	(4,351,084)	(7,423,603)
Forfeited	(952,075)	(774,264)

Units outstanding, end of fiscal year	15,101,489	19,409,109

The following table is a summary of MUAH’s compensation costs, the corresponding tax benefit for the fiscal years ended December 31, 2013, 2014 and 2015, and unrecognized compensation costs as of December 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in millions)
Compensation costs	¥2,051	¥3,599	¥6,537
Tax benefit	781	1,376	2,542
Unrecognized compensation costs	2,846	5,063	7,598

34.	PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for approximately ¥5,340 billion and ¥5,600 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2015 and 2016, respectively. See Notes 19 and 22 for further information.

The Banking Law and related regulations restricts the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.

At March 31, 2015 and 2016, approximately ¥6,023 billion and ¥5,222 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	As of March 31,
	2015	2016
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥71,675	¥160,468
Investments in subsidiaries and affiliated companies	16,651,467	16,107,148
Banking subsidiaries	12,653,292	12,415,806
Non-banking subsidiaries and affiliated companies	3,998,175	3,691,342
Loans to subsidiaries	190,000	1,586,400
Banking subsidiaries	150,000	1,490,400
Non-banking subsidiaries	40,000	96,000
Other assets	167,628	88,259

Total assets	¥17,080,770	¥17,942,275

Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,824,448	¥1,703,001
Long-term debt from non-banking subsidiaries and affiliated companies	254,438	258,790
Long-term debt	190,057	1,585,472
Other liabilities	132,762	124,387

Total liabilities	2,401,705	3,671,650

Total shareholders’ equity	14,679,065	14,270,625

Total liabilities and shareholders’ equity	¥17,080,770	¥17,942,275

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	Fiscal years ended March 31,
	2014	2015	2016
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥255,175	¥579,180	¥574,118
Banking subsidiaries	207,771	457,159	501,788
Non-banking subsidiaries and affiliated companies	47,404	122,021	72,330
Management fees from subsidiaries	18,922	22,059	24,388
Interest income	73	450	8,043
Foreign exchange gains (losses)—net	(44,544)	(86,038)	36,715
Trading account losses—net	—	—	(7,907)
Other income	294	906	975

Total income	229,920	516,557	636,332

Expense:
Operating expenses	18,304	20,791	23,074
Interest expense to subsidiaries and affiliated companies	28,897	28,929	26,553
Interest expense	1,121	387	3,429
Other expense	591	1,019	1,788

Total expense	48,913	51,126	54,844

Equity in undistributed net income of subsidiaries and affiliated companies—net	793,548	1,036,350	216,632

Income before income tax benefit	974,555	1,501,781	798,120
Income tax benefit	(40,838)	(29,346)	(4,212)

Net income	¥1,015,393	¥1,531,127	¥802,332

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2014	2015	2016
	(in millions)
Operating activities:
Net income	¥1,015,393	¥1,531,127	¥802,332
Adjustments and other	(790,050)	(980,631)	(158,564)

Net cash provided by operating activities	225,343	550,496	643,768

Investing activities:
Proceeds from sales of other investment securities	—	130,000	—
Proceeds from sales of investment in subsidiaries and affiliated companies	—	390,000	—
Net increase in loans to subsidiaries	—	(190,000)	(1,433,700)
Net decrease (increase) in interest-earning deposits with banks	1,494	111,295	(4)
Other—net	(2,788)	(60,140)	(3,135)

Net cash provided by (used in) investing activities	(1,294)	381,155	(1,436,839)

Financing activities:
Net decrease in short-term borrowings from subsidiaries	(4)	(179,380)	(84,959)
Proceeds from issuance of long-term debt	—	190,000	1,432,755
Repayment of long-term debt	(16)	(20)	(22)
Repayment of long-term debt to subsidiaries and affiliated companies	—	(130,000)	—
Proceeds from sales of treasury stock	2	2	2
Payments for acquisition of preferred stock	—	(390,000)	—
Payments for acquisition of treasury stock	(46)	(100,045)	(200,053)
Dividends paid	(216,117)	(263,978)	(251,497)
Other—net	(2,988)	(5,598)	(14,366)

Net cash provided by (used in) financing activities	(219,169)	(879,019)	881,860

Net increase in cash and cash equivalents	4,880	52,632	88,789
Cash and cash equivalents at beginning of fiscal year	14,139	19,019	71,651

Cash and cash equivalents at end of fiscal year	¥19,019	¥71,651	¥160,440

35.	SEC REGISTERED FUNDING VEHICLES ISSUING NON-DILUTIVE PREFERRED SECURITIES

In February 2006, MUFG established MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, wholly-owned funding vehicles incorporated in Cayman Islands, for the issuance of preferred securities to enhance the flexibility of its capital management.

On March 17, 2006, MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited registered with the SEC and issued $2,300,000,000 in 6.346% non-cumulative preferred securities, €750,000,000 in 4.850% non-cumulative preferred securities and ¥120,000,000,000 in 2.680% non-cumulative preferred securities (collectively, the “Preferred Securities”), respectively. Total net proceeds before expenses were approximately $4.17 billion. All of the ordinary shares of MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited are owned by

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MUFG. MUFG fully and unconditionally guarantees the payment of dividends and payments on liquidation or redemption of the obligations under the Preferred Securities. No other subsidiary of MUFG guarantees the Preferred Securities.

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

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were included as part of MUFG’s Tier 1 capital at March 31, 2015 and 2016 under its capital adequacy requirements.

These funding vehicles are not consolidated as the MUFG Group’s subsidiaries. See Note 26 for discussion. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the accompanying consolidated balance sheet at March 31, 2015 and 2016.

On July 25, 2011, MUFG redeemed a total of ¥120,000,000,000 of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 3 Limited.

36.	SUBSEQUENT EVENTS

Repurchase of own shares

From May 17, 2016 to June 13, 2016, MUFG repurchased 190,614,800 shares of MUFG’s common stock. These purchases were made through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange and by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 16, 2016. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 230,000,000 shares, which represents the equivalent of 1.67% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

Approval of Dividends

On June 29, 2016, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2016, of ¥9 per share of Common stock, totaling ¥124,116 million.

BTMU’s Acquisition of Security Bank Corporation

On April 1, 2016, BTMU acquired newly issued common shares and preferred shares with voting rights of Security Bank Corporation (“Security Bank”), representing in the aggregate approximately 20.0% of Security

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bank’s equity interest on a fully diluted basis for ¥91,250 million. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. Considering both BTMU’s ownership of the common stock and preferred stock and representation on the board of directors, the MUFG Group determined that BTMU has the ability to exercise significant influence over the operating and financial policies of Security Bank and will apply the equity method of accounting for its investment.

Capital and Business Alliance of Hitachi Capital Corporation

On May 13, 2016, MUFG, Mitsubishi UFJ Lease & Finance Company Limited (“MUL”), an affiliated company of MUFG, and Hitachi, Ltd. (“Hitachi”) entered into the Share Purchase Agreement to transfer common shares of Hitachi Capital Corporation (“Hitachi Capital”) held by Hitachi. In addition, MUFG, BTMU and MUL have agreed to execute a business alliance with Hitachi and Hitachi Capital, and will make a discussion on building an open financial platform, mainly operated by MUL and Hitachi Capital through promoting the collaboration, in order to provide support for infrastructure industry from financial perspective. MUFG will acquire 23.0% of Hitachi Capital’s outstanding shares for ¥91,407 million through off-market trading. Following the completion of the transaction, MUFG will appoint a director to Hitachi Capital’s Board of Directors. The transaction is expected to close in August 2016, subject to regulatory approval and other conditions precedents. Following the completion of the transaction, Hitachi Capital is expected to be treated as an equity method investee of MUFG.

Announcement to redeem “Non-dilutive” Preferred Securities Issued by Special Purpose Companies

On May 30, 2016, MUFG decided to redeem a total of $2,300 million and €750 million of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 1 Limited and MUFG Capital Finance 2 Limited, respectively. These entities are special purpose companies established in the Cayman Islands and securities issued by these entities were previously accounted for as part of MUFG’s Tier 1 capital at March 31, 2016 under its capital adequacy requirements, subject to certain limitations. MUFG plans to redeem these securities on July 25, 2016.

Introduction of a Performance-Based Stock Compensation Plan for Directors and Other Executives

MUFG resolved to introduce a performance-based stock compensation plan using a trust structure (“the Plan”) at the compensation committee’s meeting held at May 16 2016, as a new incentive plan, for directors (excluding outside directors and directors serving as audit committee members), corporate executive officers, executive officers, and senior fellows (“officers”) of MUFG and four core companies of the MUFG Group (BTMU, MUTB, MUSHD and MUMSS).

The Plan is an incentive plan covering fiscal years corresponding to the medium-term business plan of MUFG under which shares of MUFG and money equivalent to the liquidation value of shares of MUFG, together with dividends arising from the shares of MUFG, are delivered and/or provided as executive compensation based on, among others, rank and the degree to which performance targets have been attained. The Plan start date was July 1, 2016.

The officers will not be offered stock options to acquire common stocks of MUFG under the stock-based compensation plan described in Note 33 from the fiscal year ending March 31, 2017.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUYUKI HIRANO
Name:	Nobuyuki Hirano
Title:	President & Group Chief Executive Officer

Date: July 15, 2016

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2016 (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013 (English Translation)**

1(e)	Audit Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)

1(f)	Compensation Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)

1(g)	Nominating and Governance Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)

2(a)	Form of American Depositary Receipt***

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder**

7	Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges for the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016****

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15	Consent of independent registered public accounting firm

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2016*****

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2016******

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

Exhibit	Description

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 27, 2015.
**	Incorporated by reference to our registration statement on Form S-8 (File No. 333-204845) filed on June 10, 2015.
***	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.
****	Deemed to be incorporated as Exhibit 12.1 to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****	Deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
******	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.