Form 20-F
period 2017-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2017-07-14
CIK 67088

As filed with the Securities and Exchange Commission on July 14, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

As of March 31, 2017, 14,168,853,820 shares of common stock (including 739,564,216 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.         ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

	Fiscal years ended March 31,
	2013	2014	2015	2016	2017
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥2,427,521	¥2,522,283	¥2,894,645	¥3,005,738	¥2,990,767
Interest expense	556,418	560,972	663,184	744,364	769,639

Net interest income	1,871,103	1,961,311	2,231,461	2,261,374	2,221,128
Provision (credit) for credit losses	144,542	(106,371)	86,998	231,862	253,688

Net interest income after provision (credit) for credit losses	1,726,561	2,067,682	2,144,463	2,029,512	1,967,440
Non-interest income	2,067,909	1,821,081	2,845,078	2,407,690	1,196,706
Non-interest expense	2,378,599	2,468,320	2,726,885	3,274,532	2,891,603

Income before income tax expense	1,415,871	1,420,443	2,262,656	1,162,670	272,543
Income tax expense	296,020	337,917	666,020	369,432	94,453

Net income before attribution of noncontrolling interests	1,119,851	1,082,526	1,596,636	793,238	178,090
Net income (loss) attributable to noncontrolling interests	50,727	67,133	65,509	(9,094)	(24,590)

Net income attributable to Mitsubishi UFJ Financial Group	¥1,069,124	¥1,015,393	¥1,531,127	¥802,332	¥202,680

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥1,051,184	¥994,152	¥1,522,157	¥802,332	¥202,680

Amounts per share:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥74.30	¥70.21	¥107.81	¥57.78	¥14.93
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	74.16	69.98	107.50	57.51	14.68
Number of shares used to calculate basic earnings per common share (in thousands)	14,148,060	14,158,698	14,118,469	13,885,842	13,574,314
Number of shares used to calculate diluted earnings per common share (in thousands)(1)	14,169,080	14,180,080	14,137,645	13,903,316	13,584,885
Cash dividends per share paid during the fiscal year:
—Common stock	¥12.00	¥14.00	¥18.00	¥18.00	¥18.00
	$0.15	$0.14	$0.16	$0.15	$0.17
—Preferred stock (Class 5)(2)	¥115.00	¥115.00	¥57.50	—	—
	$1.42	$1.14	$0.57	—	—
—Preferred stock (Class 11)(3)	¥5.30	¥5.30	¥2.65	—	—
	$0.07	$0.05	$0.03	—	—

	As of March 31,
	2013	2014	2015	2016	2017
	(in millions)
Balance sheet data:
Total assets	¥230,551,539	¥253,651,989	¥280,875,706	¥292,557,355	¥297,185,019
Loans, net of allowance for credit losses	97,254,242	109,181,991	117,209,723	121,679,828	117,032,784
Total liabilities	219,609,559	240,900,545	265,594,365	277,709,088	282,420,311
Deposits	148,209,739	162,517,786	171,991,267	181,438,087	190,401,623
Long-term debt	12,174,621	14,489,590	19,958,115	21,959,136	27,743,443
Total equity	10,941,980	12,751,444	15,281,341	14,848,267	14,764,708
Capital stock	2,088,135	2,089,245	2,090,270	2,090,270	2,090,270

	Fiscal years ended March 31,
	2013	2014	2015	2016	2017
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥193,824,256	¥212,176,348	¥237,247,664	¥252,715,743	¥239,192,449
Interest-bearing liabilities	173,391,619	189,404,896	210,091,493	221,135,208	223,522,296
Total assets	225,674,963	247,721,331	277,547,638	299,270,873	307,938,699
Total equity	9,244,530	10,683,098	13,002,955	15,285,766	15,010,829
Return on equity and assets:
Earnings applicable to common shareholders as a percentage of average total assets	0.47%	0.40%	0.55%	0.27%	0.07%
Earnings applicable to common shareholders as a percentage of average total equity	11.37%	9.31%	11.71%	5.25%	1.35%
Dividends per common share as a percentage of basic earnings per common share	16.15%	19.94%	16.70%	31.15%	120.56%
Average total equity as a percentage of average total assets	4.10%	4.31%	4.68%	5.11%	4.87%
Net interest income as a percentage of average total interest-earning assets	0.97%	0.92%	0.94%	0.89%	0.93%
Credit quality data:
Allowance for credit losses	¥1,335,987	¥1,094,420	¥1,055,479	¥1,111,130	¥1,182,188
Allowance for credit losses as a percentage of loans	1.36%	0.99%	0.89%	0.90%	1.00%
Impaired loans	¥2,200,766	¥1,861,027	¥1,686,806	¥1,725,150	¥1,715,850
Impaired loans as a percentage of loans	2.23%	1.69%	1.43%	1.40%	1.45%
Allowance for credit losses related to impaired loans as a percentage of impaired loans	43.39%	40.32%	36.00%	42.60%	51.42%
Net loan charge-offs	¥112,862	¥153,748	¥150,666	¥156,959	¥169,809
Net loan charge-offs as a percentage of average loans	0.12%	0.15%	0.13%	0.13%	0.14%
Average interest rate spread	0.93%	0.89%	0.90%	0.85%	0.91%
Risk-adjusted capital ratio calculated under Japanese GAAP(4)	16.53%	15.43%	15.62%	16.01%	15.85%

Notes:
(1)	Includes the common shares that were potentially issuable upon conversion of the Class 11 Preferred Stock and stock acquisition rights.
(2)	Preferred dividends were ¥57.5 per share and paid semi-annually. In April 2014, we acquired and cancelled all of the issued shares of First Series of Class 5 Preferred Stock. As a result, there is currently no issued Class 5 Preferred Stock. See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Preferred dividends were ¥2.65 per share and paid semi-annually. In August 2014, we acquired all of the issued shares of Class 11 Preferred Stock in exchange for 1,245 shares of our common stock held in treasury, and cancelled the acquired shares. As a result, there is currently no issued Class 11 Preferred Stock. See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Exchange Rate Information

The tables below set forth, for each period indicated, certain information concerning the rate of exchange of Japanese yen per U.S. $1.00 based on exchange rate information found on Bloomberg. On June 30, 2017, the closing exchange rate was ¥112.39 to U.S.$1.00 and the inverse rate was U.S.$0.89 to ¥100.00.

	Year 2017
	February	March	April	May	June
High	114.26	114.95	111.49	114.28	112.39
Low	111.74	110.66	108.43	110.78	109.41

	Fiscal years ended March 31,
	2013	2014	2015	2016	2017
Average (of month-end rates)	¥83.32	¥100.38	¥110.82	¥120.10	¥108.33

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2017, 64.4% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 62.3% of our total investment securities portfolio and 9.1% of our total assets, respectively. Interest and non-interest income in Japan represented 45.5% of our total interest and non-interest income for the fiscal year ended March 31, 2017. Furthermore, as of March 31, 2017, our loans in Japan accounted for 56.7% of our total loans outstanding.

There is significant uncertainty surrounding Japan’s economy. For example, Japan’s fiscal health and sovereign creditworthiness may deteriorate if the Japanese government’s economic measures and the Bank of Japan’s monetary policies prove ineffective or result in negative consequences. If the prices of Japanese government bonds decline rapidly, resulting in an unexpectedly sudden increase in interest rates, our investment securities portfolio as well as our lending, borrowing, trading and other operations may be negatively impacted. In recent periods, major credit rating agencies have downgraded the credit ratings of Japan’s sovereign debt, including a downgrade by Moody’s Investor Service, Inc. in December 2014, a downgrade by Fitch Ratings, Ltd. in April 2015 and downgrade by Standard and Poor’s in September 2015. In addition, interest rates may suddenly increase as a result of a decision made by the Bank of Japan to end its current interest rate policy, including the negative interest rate of minus 0.1% applied to certain current account amounts that financial institutions hold at the Bank of Japan and the Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent, or market expectations relating to any such decision. See “—Risks Related to Our Business—Fluctuations in interest rates could adversely affect the value or the yield of our bond portfolio.”

Instability in the Japanese stock market and foreign currency exchange rates may also have a significant adverse impact on our asset and liability management as well as our results of operations. Various other factors, including the decreasing and aging demographics in Japan, stagnation or deterioration of economic and market conditions in other countries, and growing global competition, may also have a material negative impact on the Japanese economy. For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”

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

Our domestic loan portfolio may also be adversely affected by interest rate fluctuations in Japan. For example, as a result of the Bank of Japan’s interest rate policy and measures to purchase Japanese government bonds in the market, the yield on many financial instruments and other market interest rates in Japan have declined to low or negative levels. If the Bank of Japan’s policy and measures are maintained for an extended period, or if the Bank of Japan’s negative interest rate is lowered from the current level, market interest rates may decline further, and our interest rate spread on our domestic loan portfolio may narrow further, reducing our net interest income.

If the global economy deteriorates, our credit-related losses may increase, and the value of the financial instruments we hold may decrease, resulting in losses.

Global economic conditions remain volatile, and it is uncertain how the global economy will evolve over time. Factors that could negatively impact global market, both developed and emerging, include concerns over the possible negative impact on global economic activity resulting from changes in the trade policies of various countries, the potentially serious ramifications of the process of the United Kingdom’s withdrawal from the European Union, the potential negative effect from the monetary policy changes expected in the United States, slowing economic growth in China in the midst of a shift in the government’s economic policy, weakening economic conditions in commodity-exporting countries that have been affected by the decline in oil and other commodity prices, and the political turmoil in various regions around world. As of March 31, 2017, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 15.5% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 8.5% of our total assets, and assets related to Europe accounted for approximately 8.0% of our total assets. If the global economy deteriorates or the global economic recovery significantly slows down again, the availability of credit may become limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, and index and basket credit default swaps. The notional amounts of these protections sold as of March 31, 2017 were ¥2.08 trillion and ¥0.75 trillion, respectively. In addition, if credit market conditions worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, declines in the fair value of our investment securities, particularly equity investment securities, resulted in our recording impairment losses of ¥5.9 billion, ¥37.2 billion and ¥33.8 billion for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. As of March 31, 2017, approximately 27.2% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 0.5% of our total assets were financial instruments for which we measure fair value on a non-recurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statements of income. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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

As a percentage of total loans, impaired loans, which primarily include nonaccrual loans and troubled debt restructurings, or TDRs, ranged from 1.40% to 2.23% as of the five most recent fiscal year-ends. As of March 31, 2017, impaired loans were ¥1,715.9 billion, representing 1.45% of our total outstanding loans. If the economic conditions in Japan or other parts of the world, in particular industries, including the energy and real estate industries, to which we have significant credit risk exposure worsen, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base.

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

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or similar issues. The credit default swap contracts could also result in significant losses. As of March 31, 2017, the total notional amount of the protection we sold through single name credit default swaps and index and basket credit default swaps was ¥2.83 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold. For the fiscal year ended March 31, 2017, we recorded ¥253.7 billion of provision for credit losses. Negative changes in economic conditions, government policies or our borrowers’ repayment abilities could require us to provide for additional allowance. While we closely observe conditions of our individual borrowers and industry trends, our borrowers may incur financial and non-financial losses that exceed our estimations depending on, for example, domestic and international economic conditions or commodity price fluctuations. In such case, we may need to provide for additional allowance for credit losses. Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses.

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

When there is an improvement in asset quality, credit for credit losses is recorded in our consolidated statements of income to reverse the allowance for credit losses to a level management deems appropriate. For example, for the fiscal years ended March 31, 2016 and 2017, while we recorded provisions for credit losses for our entire loan portfolio, we recorded ¥9.5 billion of credit for credit losses for the Residential segment of our loan portfolio for the fiscal year ended March 31, 2016, and ¥0.1 billion of credit for credit losses for the MUAH segment for the fiscal year ended Mach 31, 2017. However, we have historically provided for credit losses rather than recording credit for credit losses in most periods, and in future periods we may need to recognize a provision for credit losses.

For more information on our loan portfolio, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

Fluctuations in interest rates could adversely affect the value or the yield of our bond portfolio.

The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2017 was 10.1% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 9.1% of our total assets as of March 31, 2017. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has maintained a “quantitative and qualitative monetary easing with negative interest rates” policy and applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, while purchasing Japanese government bonds to increases its aggregate holding of such bonds by approximately ¥80 trillion each year. In September 2016, the Bank of Japan introduced a “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. If the policy is maintained in Japan for an extended period, or if the Bank of Japan’s negative interest rate or target long-term interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline. On the other hand, the value of our investment portfolio may decrease if interest rates increase rapidly or significantly because of heightened market expectations for tapering or cessation of the current policy in Japan. Separate from the Bank of Japan’s monetary policies, interest rates could also significantly increase in the event that Japanese government bonds decline in value due to such factors as a decline in confidence in the Japanese government’s fiscal administration, further issuances of Japanese government bonds in connection with emergency economic measures or in the event that interest rates on U.S. Treasury securities rise due to such factors as increases in the policy interest rate, additional issuances of government bonds, or an actual or expected reduction in the balance sheet of the Federal Reserve Board, or FRB. If relevant interest rates increase for these or other reasons, particularly if such increase is unexpected or sudden, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2017, the average balance of our foreign interest-earning assets was ¥94.01 trillion and the average balance of our foreign interest-bearing liabilities was ¥57.22 trillion, representing 39.3% of our average total interest-earning assets and 25.6% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2017 was ¥108.38 per U.S.$1.00, compared to ¥120.14 per U.S.$1.00 for the previous fiscal year. The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of decreasing total revenue by ¥305.1 billion, decreasing net interest income by ¥195.7 billion and income before income tax expense by ¥97.6 billion, respectively, for the fiscal year ended March 31, 2017. In addition, the exchange rate between the Japanese yen and the U.S. dollar was ¥112.19 as of March 31, 2017, compared to ¥112.68 to the U.S. dollar as of March 31, 2016. As a result, we recorded ¥407.4 billion of net foreign exchange losses related to the fair value option for the fiscal year ended March 31, 2017. The Japanese yen was ¥112.39 to the U.S. dollar on June 30, 2017. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 14.1% of our total investment securities portfolio, and 2.1% of our total assets, as of March 31, 2017. The Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, fluctuated throughout the fiscal year ended March 31, 2017, declining to an intra-day low of ¥14,952.02 on June 24, 2016 and rising to an intra-day high of ¥19,633.75 on March 13, 2017. On June 2, 2017, the closing price of the Nikkei Stock Average exceeded ¥20,000 for the first time since December 2015. As of June 30, 2017, the closing price of the Nikkei Stock Average was ¥20,033.43. The Nikkei Stock Average has fluctuated in recent periods, and may fluctuate to a greater extent in future periods, as the global economy remains volatile and investors continue to observe the changes in economic and monetary policies mainly in Japan, the United States, the Eurozone and Asian countries. In addition, weakening or stagnant economic conditions in these and other regions may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices, and the recent trend in Japan towards strengthening corporate governance may subject public companies to stricter scrutiny. See “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investment Portfolio.”

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

In November 2014, BTMU entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation, and voluntarily submitted the report to DFS’s predecessor entity in 2008. Under the terms of the agreement with DFS, BTMU made a payment of $315 million to DFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. Bank Secrecy Act/Anti-Money Laundering, or BSA/AML, and Office of Foreign Assets Control, or OFAC, sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. In June 2013, BTMU reached an agreement with DFS regarding inappropriate operational processing of U.S. dollar clearing transactions with countries subject to OFAC sanctions during the period of 2002 to 2007. Under the terms of the June 2013 agreement, BTMU made a payment of $250 million to DFS and retained an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In December 2012, BTMU agreed to make a payment of approximately $8.6 million to OFAC to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. BTMU is having continuing discussions on these and related issues with relevant regulators, including concerning extending the term of the independent consultant, and is undertaking necessary actions relating to these matters.

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

These developments or other similar matters may result in additional regulatory actions against us or agreements to make significant additional settlement payments. These developments or other matters to which we are subject from time to time may also expose us to substantial monetary damages, legal defense costs, criminal and civil liability, and restrictions on our business operations as well as damage to our reputation. The outcome of such matters, including the extent of the potential impact of any unfavorable outcome on our financial results, however, is inherently uncertain and difficult to predict. The extent of financial, human and other resources required to conduct any investigations or to implement any corrective or preventive measures is similarly uncertain and could be significant. Such resources may also be difficult for us to secure in a timely manner.

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

Future developments or changes in laws, regulations, policies, voluntary codes of practice and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. For example, since March 31, 2013, Japanese banking institutions with international operations have become subject to stricter capital adequacy requirements adopted by the FSA based in part on the international regulatory framework generally known as “Basel III.” Furthermore, on March 31, 2016, the capital conservation buffer, countercyclical buffer and surcharge for global systematically important banks, or G-SIBs, became applicable to Japanese banking institutions with international operations, including us, and these additional capital adequacy requirements are expected to become stricter in phases over the next few years. For more information, see “—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.” and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan.”

Furthermore, regulatory reforms recently implemented, proposed and currently being debated in the United States may also significantly affect our business operations. For example, in July 2016, we established

MUAH as a U.S. intermediate holding company, or IHC, and reorganized our U.S. bank and non-bank subsidiaries under MUAH pursuant to rules adopted by the Federal Reserve Board, or FRB, in February 2014. Under the FRB rules, MUAH is also subject to U.S. capital requirements, capital stress testing, liquidity buffer requirements, and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. We are continuing to devote resources and management attention on establishing an appropriate governance structure with effective internal control systems for MUAH designed to ensure compliance with the rules on an on-going basis. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

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

Any adverse changes in the business of MUFG Americas Holdings Corporation, a wholly owned subsidiary in the United States, could significantly affect our results of operations.

MUAH, which is a wholly owned subsidiary in the United States formerly called UnionBanCal Corporation, or UNBC, and which is our IHC in the United States, has historically contributed to a significant portion of net income attributable to the Mitsubishi UFJ Financial Group. MUAH reported net income of $782 million, $644 million and $990 million for the fiscal years ended December 31, 2014, 2015 and 2016, respectively. Any adverse developments which could arise at MUAH may have a significant negative impact on our results of operations and financial condition. For more information, see “Item 4.B. Information on the Company—Business Overview—Global Business Group—MUFG Union Bank, N.A. (MUB).”

Factors that have negatively affected, and could continue to negatively affect, MUAH’s results of operations include difficult economic conditions, such as a downturn in the real estate and housing industries in California and other states within the United States, the fiscal challenges being experienced by the U.S. federal and California state governments, substantial competition in the banking markets in the United States and uncertainty over the U.S. economy, as well as negative trends in debt ratings and interest rate uncertainties. In recent periods, declining oil and gas prices have adversely affected the credit conditions of borrowers in the energy sector and related industries, resulting in an increase in credit costs. In addition, since the financial crisis in 2008 and 2009, the U.S. banking industry has operated in an extremely low interest rate environment as a result of the highly accommodative monetary policy of the FRB, which has placed downward pressure on the net interest margins of U.S. banks, including MUAH. Although the FRB began raising its policy interest rate in December 2015, interest rates have remained at low levels in the United States. Sudden fluctuations in interest rates may negatively affect MUAH’s results of operations.

Significant costs may arise from enterprise-wide compliance and risk management requirements, or failure to comply, with applicable laws and regulations, such as the U.S. Bank Secrecy Act and related amendments under the USA PATRIOT Act, and any adverse impact of the implementation of the Dodd-Frank Act. In addition, the FRB and other U.S. bank regulators have adopted rules to implement the Basel III global regulatory framework for U.S. banks and bank holding companies which require higher quality of capital, as well as significantly revise the calculations for risk-weighted assets. The FRB has also adopted rules to implement various enhanced prudential standards required by the Dodd-Frank Act for larger U.S. bank holding companies, such as MUAH. These standards require the larger bank holding companies to meet enhanced capital, liquidity and leverage standards. Further, the FRB has adopted regulations applicable to foreign banking organizations operating in the United States, which require MUFG’s and BTMU’s U.S. operations to be restructured and, subject to certain exceptions, conducted under a single U.S. IHC, with its own capital and liquidity requirements. Actions management may take in response to these regulatory changes may involve the issuance of additional capital or other measures. For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

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

Any adverse changes in the business or management of Bank of Ayudhya Public Company Limited, or Krungsri, a major subsidiary in Thailand in which we hold a 76.88% ownership interest as of March 31, 2017, may negatively affect our financial condition and results of operations. Factors that may negatively affect Krungsri’s financial condition and results of operations include:

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

As of March 31, 2017, the balance of goodwill associated with the acquisition of Krungsri, including Krungsri’s acquisition of Hattha Kaksekar Limited, a microfinance institution in Cambodia, in September 2016, was ¥56.9 billion. If the business of Krungsri deteriorates, we may be required to record impairment losses, which could have a material adverse effect on our results of operations and financial condition. See “—Risks Related to Our Business—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results.”

Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.

We continue to seek opportunities to expand the range of our products and services beyond our traditional banking, trust, and securities businesses, through development and introduction of new products and services or through acquisitions of or investments in financial institutions with products and services that complement our business. For example, we are currently seeking to expand our corporate lending business outside of Japan. In addition, the sophistication of financial products and services and management systems has been growing significantly in recent years. As a result, we are exposed to new and increasingly complex risks, while market and regulatory expectations that we manage these risks properly continue to rise. Some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. In some cases, we have only limited experience with the risks related to the expanded range of these products and services. In addition, we may not be able to successfully develop or operate the necessary information technology systems. As a result, we may not be able to foresee the risks relating to new products and services.

As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. For example, in an effort to further develop our operations in Asia, BTMU purchased 72.01% of the outstanding shares of Krungsri in December 2013 and acquired additional shares in January 2015, increasing BTMU’s ownership interest to 76.88%.BTMU also holds an approximately 20% equity interest in Vietnam Joint Stock Commercial Bank of Industry and Trade since December 2012 and a 20.0% equity interest in Security Bank Corporation in the Philippines since April 2016. As we seek to enter new markets or jurisdictions, we often seek to collaborate with a local business partner by becoming a shareholder as well as providing management expertise for the local market. In such circumstances, the local business partner may have business interests that are inconsistent with our interests and, as a result, we may be unable to achieve the goals initially set out in our strategy for that market. In addition, we may be unable to staff our newly expanded operations with qualified individuals familiar with local legal and regulatory requirements and business practices, exposing us to legal, regulatory, operational and other risks.

Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required locally and globally for all of our subsidiaries, offices and branches. The increasing market, credit, compliance and regulatory risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, could result in us incurring substantial losses. In addition, our efforts to offer new products and services or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected, if our new products and services are not well accepted among customers, or if the profitability of opportunities is undermined by competitive pressures or regulatory limitations. For more information on our recent acquisition and investment transactions, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Unanticipated economic changes in, and measures taken in response to such changes by, emerging market countries could result in additional losses.

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East. For example, based primarily on the domicile of the obligors, our assets in Europe, Asia and Oceania excluding Japan, and other areas excluding Japan and the United States, were ¥23.82 trillion, ¥25.26 trillion and ¥10.75 trillion, representing 8.0%, 8.5% and 3.6% of our total assets as of March 31, 2017, respectively. The economies of emerging market countries can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in U.S. dollars, euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, should there be excessively rapid economic growth and increasing inflationary pressure in some of the emerging market countries, such developments could adversely affect the wider regional and global economies. Some emerging market countries may also change their monetary or other economic policies in response to economic and political instabilities or pressures, which are difficult to predict. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 23.3% of the voting rights in Morgan Stanley as of March 31, 2017 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors.

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

Declining asset quality, capital adequacy and other financial problems of domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. In addition, allegations or governmental prosecution of improper trading activities or inappropriate business conduct of a specific financial institution could also negatively affect the public perception of other global financial institutions individually and the global financial industry as a whole. These developments may adversely affect our financial results.

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 5% of our total loans as of each year-end in the three fiscal years ended March 31, 2017, with the percentage increasing from 15.3% to 16.1% between March 31, 2016 and March 31, 2017. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including our shareholdings in Japanese regional banks and our 23.3% voting interest in Morgan Stanley as of March 31, 2017. If some of the financial institutions to which we have exposure experience financial difficulties, we may need to provide financial support to them even when such support might not be warranted from the perspective of our narrow economic interests because such institutions may be systematically important to the Japanese or global financial system.

We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. The notional amount of the protection we sold through these instruments was ¥2.91 trillion as of March 31, 2017.

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

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥593.2 billion as of March 31, 2017, compared to ¥593.9 billion as of March 31, 2016.

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

The regulations and regulatory reforms affecting the consumer finance business were one of the main factors that contributed to the decrease in interest income attributable to our consumer finance business. Our interest income attributable to the consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. However, following the regulatory changes in June 2010, our interest income attributable to the consumer finance business substantially decreased. For the fiscal year ended March 31, 2017, our interest income attributable to the consumer finance business was approximately ¥90 billion.

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

Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate of allowance for repayment of excess interest by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2015, 2016 and 2017, we had ¥36.3 billion, ¥47.2 billion and ¥39.4 billion of allowance for repayment of excess interest, respectively. For the same periods, one of our equity method investees engaged in consumer lending, ACOM CO., LTD., had a negative impact of ¥19.7 billion, ¥22.4 billion and ¥56.9 billion, respectively, on net equity in losses of equity method investees in our consolidated statements of income. We intend to carefully monitor future developments and trends.

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

In recent years, the Japanese financial system has been undergoing significant changes and regulatory barriers to competition have been reduced. Recent advances in information and communication technology have also allowed non-financial institutions to enter the financial services industry with alternative services, and such new entrants could become substantial competition to us. In addition, mergers and restructuring in the financial sector in Japan may adversely affect our competitive position. Partly to deal with these developments, as part of our strategy to realign the functions of our subsidiaries, we plan to transfer MUTB’s corporate and other loan-related business to BTMU in or around April 2018. Our competitive position in the corporate loan-related market may weaken if MUTB’s corporate customers move their accounts to a competitor or otherwise reduce their loan balances with MUTB or BTMU to keep their funding sources diversified in anticipation, or as a result, of the planned transaction between MUTB and BTMU. Our competitive position in the corporate loan-related market may also weaken if we are unable to complete the transaction as planned or to realize the expected benefits of the transaction.

In the overseas markets, advances in information and communications technology have allowed non-financial institutions to enter the financial services industry, and such new entrants could become substantial competition to us. Competition may further increase as U.S. and European financial institutions have recently been regaining and enhancing their competitive strength. We also face intensifying competition in areas of our strategic expansion. For example, the Japanese mega banks, including us, and other major international banks have been expanding their operations in the Asian market, where leading local banks have recently been growing and increasing their presence. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. As a result of the strategic alliance and the joint venture companies that we formed with Morgan Stanley, we may be perceived as a competitor by some of the financial institutions with which we had a more cooperative relationship in the past. The ongoing global financial regulatory reforms may also lead to changes in the competitive environment for financial institutions. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition.”

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

We have loan transactions with counterparties in or affiliated with Iran, the outstanding balance of which was approximately $0.5 million, representing less than 0.0001% of our total assets, as of March 31, 2017. We do not have any loans outstanding to the financial institutions specifically listed by the U.S. government. In addition to such loan transactions, our other transactions with counterparties in or affiliated with countries designated as state sponsors of terrorism consist of receiving deposits or holding assets on behalf of individuals residing in Japan who are citizens of countries designated as state sponsors of terrorism, processing payments to or from entities in or affiliated with these countries on behalf of our customers, and issuing letters of credit and guarantees in connection with transactions with entities in or affiliated with such countries by our customers. These transactions do not have a material impact on our business or financial condition. For a further discussion of transactions required to be disclosed under the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934.”

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

Global financial institutions, including us, have become subject to an increasingly complex set of sanctions laws and regulations in recent years, and this regulatory environment is expected to continue. Moreover, the measures proposed or adopted vary across the major jurisdictions, increasing the cost and resources necessary to design and implement an appropriate global compliance program. The U.S. federal government and some state governments in the United States have enacted legislation designed to limit economic and financial transactions with Iran by limiting the ability of financial institutions that may have engaged in any one of a broad range of activities related to Iran to conduct various transactions in the relevant jurisdictions. The Japanese government has also implemented a series of measures under the Foreign Exchange and Foreign Trade Act, such as freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems, and our most recently modified policies and procedures take into account the current Japanese regulatory requirements. We continue to work to improve our policies and procedures to comply with such legislative and regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive the modified policies and procedures not to be in compliance with applicable legislation and regulations.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the FSA which have been revised as of March 31, 2013, as described below. As of March 31, 2017, our total risk-adjusted capital ratio was 15.85% compared to the minimum risk-adjusted capital ratio required of 10.00%, our Tier 1 capital ratio was 13.36% compared to the minimum Tier 1 capital ratio required of 8.00%, and our Common Equity Tier 1 capital ratio was 11.76% compared to the minimum Common Equity Tier 1 capital ratio required of 6.50%, each including a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75%. Our capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. In addition, we and some of our subsidiaries are also subject to the capital adequacy rules of various foreign countries, including the United States. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

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

The Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2016, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Common Equity Tier 1 capital. The group of banks identified as G-SIBs is expected to be updated annually. The stricter capital requirements are being implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019. Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. Likewise, local banking regulators outside of Japan, such as those in the United States, have begun, or are expected, to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries.

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

In accordance with U.S. GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. As of March 31, 2017, the total balance of goodwill was ¥450.1 billion.

For the fiscal years ended March 31, 2016 and 2017, we recognized ¥4.3 billion and ¥6.6 billion, respectively, in impairment of goodwill relating to a reporting unit within the Trust Assets Business Group segment as we readjusted our future cash flow projection of the reporting unit in this segment, considering the relevant subsidiaries’ recent business performance. For the fiscal year ended March 31, 2016, we also recognized ¥151.7 billion in impairment of goodwill relating to the reporting unit other than MUAH and Krungsri within the Global Business Group segment as our stock price decreased from ¥743.7 on March 31, 2015 to ¥521.5 on March 31, 2016. Our stock price was adversely impacted by the Bank of Japan’s announcement of implementation in January 2016 of the negative interest rate on certain current account amounts that financial institutions hold at the Bank of Japan, and the appreciation of the Japanese yen against other major currencies. In addition, we recognized ¥177.8 billion in impairment of goodwill relating to the Krungsri reporting unit within the Global Business Group segment as Krungsri’s stock price declined from THB44.75 on December 31, 2014 to THB29.75 on December 31, 2015. Krungsri’s stock price was adversely impacted by the slowing economic growth in Thailand. Accordingly, the fair values of these reporting units were considered to have fallen below their carrying amounts. As a result, the carrying amounts of the reporting units’ goodwill exceeded the implied fair values of the reporting units’ goodwill, and the impairment losses were recognized on the related goodwill. See “Item 5.B. Operating and Financial Review and Prospects—Operating Results—Impairment of goodwill.”

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

Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, BTMU, MUTB and MUSHD by one-notch on March 31, 2017, we estimate that MUFG and its three main subsidiaries would have been required to provide additional collateral under their derivative contracts as of the same date of approximately ¥5.6 billion. Assuming a two-notch downgrade by all of the relevant credit rating agencies occurred on the same date, we estimate that the additional collateral requirements for MUFG, BTMU, MUTB and MUSHD under their derivative contracts as of the same date would have been approximately ¥10.0 billion. For additional information on the impact of recent downgrades, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”

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

Our information, communications and transaction management systems, including, our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected, constitute a core infrastructure for our operations. Given our global operations with an extensive network of branches and offices, the proper functioning of our information, communications and transaction management systems is critical to our ability to efficiently and accurately process a large volume of transactions, ensure adequate internal controls, appropriately manage various risks, and otherwise service our clients and customers.

Cyber-attacks and other forms of unauthorized access and computer viruses are becoming increasingly more sophisticated and more difficult to predict, detect and prevent. For instance, bank internal financial transaction systems or automatic teller machines may become the target of cyber-attacks for monetary gain, and bank internal information systems may become the target of confidential information theft. In addition, banks’ websites or customer internet banking systems may become the target of cyber-attacks for political and other purposes. These cyber threats, as well as our failure to appropriately and timely anticipate and deal with changes associated with technological advances and new systems and tools introduced in response to industry, regulatory and other developments, could cause disruptions to, and malfunctions of, such systems and result in unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers and counterparties, and deterioration in our ability to service our clients and customers. In addition, our banking and other transaction management systems may not meet all applicable business and regulatory requirements in an environment where such requirements are becoming increasingly sophisticated and complicated. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations.

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

On June 29, 2005, the merger agreement between MTFG and UFJ Holdings, Inc. was approved at the general shareholders meetings of MTFG and UFJ Holdings. As the surviving entity, MTFG was renamed “Mitsubishi UFJ Financial Group, Inc.” The merger of the two bank holding companies was completed on October 1, 2005.

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

On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2017, we held approximately 23.3% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

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

In May 2017, we announced plans to transfer MUTB’s corporate loan, project finance, real estate finance, and related foreign exchange and remittance operations to BTMU and to change BTMU’s corporate name to “MUFG Bank, Ltd.” in or around April 2018, subject to regulatory approvals.

In May 2017, we agreed to make Mitsubishi UFJ NICOS a wholly owned subsidiary through a share purchase transaction in which we will acquire all of The Norinchukin Bank’s 15.02% equity interest in Mitsubishi UFJ NICOS by way of a process pursuant to Article 767 of the Companies Act. The purchase transaction is expected to be completed on October 1, 2017.

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

On August 1, 2008, Mitsubishi UFJ NICOS became a wholly-owned subsidiary of MUFG through a share exchange transaction. On the same day, we entered into a share transfer agreement with Norinchukin Bank under which we sold some of our shares of Mitsubishi UFJ NICOS common stock to Norinchukin Bank. Currently, Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG. In March 2011, we and Norinchukin Bank made additional equity investments in Mitsubishi UFJ NICOS in proportion to our and Norinchukin Bank’s respective beneficial ownership of approximately 85% and 15%, respectively.

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥297.19 trillion as of March 31, 2017. The Group is comprised of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including MUB and Krungsri, in about 50 countries.

Since April 2004, we have adopted an integrated business group system comprising our core business areas, which serve as the Group’s core sources of net operating profit. As of March 31, 2017, we had five business segments: Retail Banking Business, Corporate Banking Business, Trust Assets Business, Global Business and Global Markets Business.

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

Medium- and long-term management strategy

The operating environment for financial institutions is transforming substantially amidst such trends as the changes in consumption patterns stemming from the aging of the Japanese population and its declining birthrate and the advance of information and communications technology. It is crucial to the further progress of the MUFG Group for us to maintain an accurate understanding of such changes, and undertake evolution and reformation of our business model as a preemptive response to these changes. Based on this recognition, the MUFG Group turned its eye toward expected operating environment changes over the next decade, and launched a new medium-term business plan. In this plan, we outline the strategies that we intend to implement over the first three-year period from the fiscal year ended March 31, 2016 to the fiscal year ending March 31, 2018. The basic policy of the medium-term business plan is defined as “Evolution and reformation to achieve sustainable growth for MUFG,” and we have formulated Group business strategies and administrative practices and business foundation strategies of the plan based on three strategic focuses: “Customer perspective,” “Group-driven approach,” and “Productivity improvements.” “Customer perspective” calls on us to develop businesses based on changing customer needs. “Group-driven approach” inspires us to bolster inter-Group company unity and consider how to optimize our business on a Group-wide basis. “Productivity improvements” encapsulates our commitment to boosting competitiveness by pursuing higher levels of rationality and efficiency.

For the Group business strategies, we are seeking to enhance support for wealth accumulation and stimulation of consumption for individuals, contribute to the growth of small and medium-sized enterprises, and link contribution to the revitalization of the Japanese economy with the stable growth of MUFG in Japan. Globally, we aim to enhance and expand businesses by evolving and reforming our Corporate & Investment

Banking, or CIB, model, sales and trading operation, and asset management and investor services operations. We are also working to further reinforce transaction banking operations and strengthen commercial banking platforms in Asia and the United States to construct a next-generation business base.

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

Retail Banking Business Group

The Retail Banking Business Group covers all retail businesses, including commercial banking, trust banking and securities businesses, and offers a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail businesses of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other affiliate companies of MUFG. We offer a full range of bank deposit products, including a non-interest-bearing deposit account that is redeemable on demand and intended primarily for payment and settlement functions. We also offer a variety of asset management and asset administration services, and trust products and other investment products, as well as other products and services described below.

Business Environment and Management Strategy

In Japan, the trends of decreasing birthrate and aging population continue to accelerate. We are also seeing increasing polarization of income and assets while the spread of information and communications technology is bringing further diversification of settlement methods. In this environment, we see MUFG contributing to sustained economic growth in Japan in two ways: (1) by promoting a shift to asset building from savings through our asset management business, and promoting the circulation of funds in the economy; and (2) by revitalizing personal consumption through our settlement and consumer finance businesses. We have strengthened our commitment to our “customer-first” undertakings by adopting in May 2017 the MUFG Basic Policy for Fiduciary Duties, our enhanced group-wide guidelines for providing customer-oriented products and services applicable to our asset management operations. Through these and other means, we aim to become the top financial group in the retail business segment, chosen by a wide variety of customers with our business spanning the generations.

Responding to Investment Needs

We aim to ensure that customers can adequately inform themselves of investment opportunities by providing various mediums such as appointments with representatives, seminars at branches with investment experts as lecturers, and “investment consultation sessions” on weekends and national holidays, and during evening hours. We have also been expanding our product lines, adding services such as investment trusts and foreign currency deposits, in order to be better able to respond to customers’ various investment needs. In addition, we have been working proactively to promote the Japanese individual savings account system, generally referred to as the Nippon Individual Savings Account, or NISA, program, which offers tax exemptions on capital gains and dividend income for investments up to ¥1.2 million a year for a maximum of five years. Moreover, in January 2016, we launched a similar tax exemption program for customers who are under the age of 20 called the “Junior NISA” program. This program is intended to allow parents and grandparents to open and transfer their financial assets to savings accounts for the benefit of their children or grandchildren, through which investments may be made for up to ¥0.8 million a year for a maximum of five years. As of March 31, 2017, we had approximately 972,269 NISA and Junior NISA accounts.

We have focused on strengthening collaboration among our group companies. For example, foreign bonds made available by MUMSS and other group securities companies are also available at BTMU and MUTB. Also,

BTMU provides “Retail Money Desk” services at 64 branches across Japan, where investment experts seconded from MUMSS respond to customers’ sophisticated investment needs. We have implemented methods that are designed to better communicate information regarding product and service options to customers. The use of tablet computers enables BTMU’s sales representatives to propose products and services that match individual customers’ needs by showing them the latest market information, detailed information on major products and services, and asset management and life-plan simulations. All MUTB branches now offer “Private Account,” an asset management account service through which each customer can consult with his or her portfolio manager in person to manage investments according to a personalized plan.

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

Responding to Internet Banking Needs

BTMU and MUTB offer Internet banking services called “Mitsubishi Tokyo UFJ Direct” and “Mitsubishi UFJ Trust Direct,” respectively, which allow customers to, among other things, transfer money, check their balance, make time deposits, make investments, apply for housing loans, and consult specialists regarding investments. The number of users of “Mitsubishi Tokyo UFJ Direct” has grown to approximately 17 million as of March 31, 2017. As a countermeasure to increasing online fraud and other crimes, in March 2015, BTMU started to distribute key cards through which customers can obtain a one-time temporary pass code to access their online banking accounts.

Jibun Bank Corporation was founded by BTMU in collaboration with KDDI Corporation in June 2008. The convenience that Jibun Bank offers by allowing users to execute transactions at any time on their cellphones has attracted customers in a wide age group. In addition to enabling users to check their balance and transfer money, Jibun Bank offers other products and services such as yen-denominated time deposits, foreign currency deposits, and “Jibun Bank FX” (over-the-counter foreign exchange margin trading). As of March 31, 2017, Jibun Bank had approximately 2.4 million retail customer accounts with a total balance of deposits of ¥771 billion.

Payment Business

Mitsubishi UFJ NICOS offers a variety of credit cards, including “MUFG Card (Gold Card),” a credit card with an annual fee starting at as low as ¥1,905 before tax. With five international credit card brands (JCB, Visa, Master Card®, American Express® and China UnionPay) available, MUFG Card is designed to meet customers’ various needs. BTMU’s “Mitsubishi Tokyo UFJ VISA” offers various reward programs, such as cash-back in exchange for earned points. To accommodate the diverse needs of consumers, BTMU also offers a debit card called “Mitsubishi Tokyo UFJ VISA Debit”. The number of debit cards issued was approximately 1,158,397 as of March 31, 2017.

Branch and ATM Networks

We have an extensive network of branches in Japan, mostly in the greater Tokyo, Nagoya and Osaka areas, including 685 BTMU branches, 54 MUTB branches and 62 MUMSS branch offices as of March 31, 2017. BTMU and MUTB have a nationwide ATM network consisting of BTMU’s and MUTB’s own ATMs located at their branches and third-party ATMs located at convenience stores and other locations outside of the BTMU and MUTB branches through which BTMU and MUTB provide ATM services. BTMU and MUTB each have a nationwide ATM network providing ATM access to BTMU customers at 48,866 locations and to MUTB customers at 35,195 locations as of March 31, 2017, in addition to their respective branches.

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

Strengthening the Compliance Framework

We have been making efforts to strengthen our frameworks for customer protection and legal compliance. BTMU has 230 compliance specialists stationed at its branches across the country. As for MUTB, branches are given guidance by compliance officers based in the Head Office. We intend to continue to strictly monitor the legal compliance associated with selling financial products and services.

Alliance in Japan

On May 15, 2017, we announced plans to make Mitsubishi UFJ NICOS a wholly owned subsidiary through a share purchase transaction with Norinchukin Bank, which is expected to be completed on October 1, 2017. In conjunction with these plans, MUFG and Mitsubishi UFJ NICOS have agreed with Norinchukin Bank on an initiative to strengthen and expand their strategic alliance in the retail banking business.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Corporate Banking Business Group

The Corporate Banking Business Group covers domestic corporate businesses of BTMU, MUTB and MUSHD, including commercial banking, investment banking, trust banking and securities businesses, as well as businesses outside of Japan assisting mainly Japanese companies in executing and expanding their operations. Through the integration of these business lines, diverse financial products and services are provided mainly to our Japanese corporate customers, from large corporations to small and medium-sized enterprises. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

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

Transaction Banking

As our customers continue to expand their businesses and investments overseas, they face various challenges in connection with the complex nature of global transaction banking. Through our highly sophisticated services and commitment to quality, we strive to assist our customers by offering efficient solutions, while taking advantage of our global network. At the same time, we have devoted substantial resources to the enhancement of various products, including cash management and trade finance related services, to assist our customers with their global growth strategies.

Investment Banking

A large part of our investment banking business in Japan is provided by MUMSS which was formed in May 2010 through the integration of the domestic wholesale and retail securities business previously conducted by MUS and the investment banking business conducted by Morgan Stanley Japan. See “—Global Strategic Alliance with Morgan Stanley” below.

Trust Banking

MUTB’s experience and know-how in corporate real estate strategy consulting, real estate brokerage and appraisal services, shareholder registry management services, shareholder and investor relations consulting, and consulting services relating to executive stock compensation programs using trust schemes also enable us to offer services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

Focusing on infrastructure development

We have been focusing on financing deals in the area of infrastructure development, such as electric power and renewable energy, by leveraging our experience, know-how and global network.

In May 2016, MUFG, BTMU, Mitsubishi UFJ Lease & Finance Company Limited, or MUL, Hitachi, Ltd. and Hitachi Capital Corporation agreed to form a capital and business alliance with an aim to assist Japanese companies with their overseas business development.

In connection with this alliance, BTMU, MUL, Hitachi Capital have established a joint venture called Japan Infrastructure Initiative Company Limited, or JII, in January 2017. JII commenced operations on April 1, 2017. Through the joint venture, we aim to offer a wide variety of financial solutions to our customers by effectively leveraging the business expertise and know-how of each of MUL, Hitachi Capital and JII and collaborating effectively with professionals from these entities.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Trust Assets Business Group

The Trust Assets Business Group covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the international strengths of BTMU. The business group provides a full range of services to corporate and pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payments to beneficiaries.

Our Trust Assets Business Group combines MUTB’s trust assets business, comprising trust assets management services, asset administration and custodial services, and the businesses of Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A., or MIBL, Mitsubishi UFJ Fund Services Holdings Limited, or MFS, MUFG Capital Analytics LLC, or MCA, and Mitsubishi UFJ Kokusai Asset Management Co., Ltd.

Under the brand of “MUFG Investor Services,” MUTB, MIBL, MFS and MCA provide a full suite of global asset administration services, including fund administration, custody, securities lending, financing and foreign exchange as a one-stop shop.

In October 2016, MUTB acquired Rydex Fund Services, LLC, or RFS, the fund administration, fund accounting, and transfer agency services platform for the intermediary product line of Guggenheim Investments. Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners. Following the acquisition, RFS was renamed “MUFG Investor Services (US), LLC.” The acquisition is part of MUTB’s strategic initiative of acquiring overseas fund management companies in an effort to develop the global fund administration business under the MUFG Investor Services brand.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Mitsubishi UFJ Kokusai Asset Management provides investment trust products mainly to individual customers and corporate clients in Japan.

With an aim to further enhance its business, MUTB maintains strategic alliances with overseas asset management companies, including AMP Capital Holdings Limited, an Australian asset manager, and Aberdeen Asset Management PLC, a U.K. asset manager. Aberdeen is expected to be merged with Standard Life plc in or around the third quarter of the calendar year 2017.

Global Business Group

The Global Business Group covers the businesses of BTMU and MUSHD outside Japan, including corporate and commercial banking services such as loans, deposits and cash management, retail banking, trust assets, and securities businesses (with the retail banking and trust assets businesses being conducted through MUB in the United States and Krungsri in Thailand). Through a global network of approximately 1,200 offices outside of Japan, we provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. The Global Business Group is charged with the responsibility of effectively coordinating and enhancing our group-wide efforts to strengthen and expand our businesses outside Japan. The Global Business Group is designed to bring together the leadership in, and enhance the coordination for, our business strategies outside Japan on a group-wide basis.

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

CIB (Corporate and Investment Banking)

Our global CIB business primarily serves large corporations, financial institutions, and sovereign and multinational organizations with a comprehensive set of solutions for their financing needs. Through our global network of offices and branches, we provide a full range of services, such as project finance, export credit agency finance, and financing through asset-backed commercial papers. We also provide investment banking services such as debt and equity issuance and M&A advisory services to help our customers develop their financial strategies and realize their goals. In order to meet customers’ various financing needs, we have established a customer-oriented coverage model through which we coordinate our product experts who offer innovative financing services globally. We have further integrated the management of the operations of our commercial banking subsidiaries and our securities subsidiaries to enhance collaboration. We are one of the world’s top providers of project finance, one of the core businesses of CIB. We provide professional services in arranging limited-recourse finance and offering financial advice in various sectors, including natural resources, power, and infrastructure, backed by our experience, expertise, knowledge, and global network.

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

MUFG Union Bank, N.A. (MUB)

MUB is the primary subsidiary of MUAH, which is our wholly owned subsidiary and which is a bank holding company in the United States. Effective July 1, 2014, BTMU’s operations in the Americas region were integrated with MUAH’s operations. MUAH oversees BTMU’s operations in the Americas region and MUB is the primary operating entity of BTMU in the United States. MUB is a leading regional bank in California, ranked by the Federal Deposit Insurance Corporation, or FDIC, as the 22nd largest bank in the United States in terms of total deposits as of December 2016. MUB provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, Washington, and Texas as well as nationally and internationally.

In April 2015, Stephen E. Cummings, a former UBS executive, was appointed President & CEO of MUB and Managing Executive Officer of BTMU with authority over all of BTMU’s U.S. businesses. Mr. Cummings is the first non-Japanese CEO of our operations in the United States, where we aim to expand our business and strengthen our governance. In May 2017, he was appointed CEO for the Americas of BTMU with additional authority to manage BTMU’s operations in Latin America and Canada, while remaining President & CEO for MUAH and MUB.

In July 2016, MUAH was designated as MUFG’s U.S. intermediate holding company, or IHC, to comply with the FRB’s enhanced prudential standards. As of that date, BTMU, MUTB and MUSHD transferred to MUAH their ownership interests in their U.S. subsidiaries and affiliates, namely, BTMU Capital Corporation, BTMU Securities, Inc., MUFG Americas Capital Company, Morgan Stanley MUFG Loan Partners, LLC, MUFG Fund Services (USA) LLC, and MUFG Securities Americas Inc.

Effective July 1, 2017, BTMU and MUTB transferred to MUAH their ownership interests in other U.S. subsidiaries and affiliates, namely, BTMU Leasing & Finance, Inc., BTMU LF Capital LLC, MUFG Capital Analytics, LLC, and MUFG Investors Services(US), LLC.

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

MUFG holds a 76.88% ownership interest in Krungsri through BTMU as of March 31, 2017. By combining Krungsri’s local franchise with competitive presence in the retail and SME banking markets in Thailand with BTMU’s global financial expertise, we seek to offer a wider range of high-value financial services to a more diverse and larger customer base.

In September 2016, Krungsri acquired Hattha Kaksekar Limited, a leading microfinance institution in Cambodia. Through this acquisition, we seek to enter the microfinance market in Cambodian by leveraging the know-how of Ngern Tid Lor Co., Ltd., a subsidiary of Krungsri engaged in the microfinance business in Thailand.

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

Global Markets Business Group

The Global Markets Business Group covers the businesses specialized in financial markets products such as sales and trading, asset and liability management, and strategic investments globally on a group-wide basis. This business group covers the asset and liability management and strategic investment operations of BTMU and MUTB and the financial product sales and trading operations of BTMU, MUTB and MUSHD.

The establishment of the Global Markets Business Group in July 2012 resulted in the expansion of the coordination between the Global Business Group and the Global Markets Business Group at BTMU and the collaboration between the two Groups and MUSHD’s foreign subsidiaries on some of those subsidiaries’ sales and trading businesses. Through this collaboration, we sought to strengthen the cooperation between BTMU and MUSHD of their markets businesses and to expand our client base while improving our trading capabilities to seize interest rate and foreign exchange market opportunities for loans and corporate bond transactions. In April 2014, MUTB began to participate in the Global Markets Business Group in an effort to more fully enhance our group-wide capabilities. In November 2016, we completed the implementation phase of the integration of the sales and trading businesses of BTMU and MUS and MUMSS, and currently provide high-quality services across various regions, entities and produces.

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

Global Strategic Alliance with Morgan Stanley

As of March 31, 2017, we held approximately 432 million shares of Morgan Stanley’s common stock representing approximately 23.3 % of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

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

The trust assets business is an area that is becoming increasingly competitive because of regulatory changes in the industry that have expanded the products and services that can be offered since the mid-2000s. In addition, there is growing corporate demand for changes in the trust regulatory environment, such as reforms of the pension system and related accounting regulations under Japanese GAAP. Competition may increase in the future as changes are made to respond to such corporate demand and regulatory barriers to entry are lowered. Competition is also expected to intensify as a result of recent integrations and entrants in the industry. For example, in April 2011, Sumitomo Trust and Banking and Chuo Mitsui Trust Holdings, Inc. established Sumitomo Mitsui Trust Holdings, Inc., a holding company, to integrate their operations. In April 2012, Sumitomo Trust and Banking, The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited, the three trust bank subsidiaries of Sumitomo Mitsui Trust Holdings, merged, and the surviving entity was renamed Sumitomo Mitsui Trust Bank. In July 2015, two of our asset management subsidiaries in Japan, Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd. merged, and the surviving entity presently operates under the corporate name of “Mitsubishi UFJ Kokusai Asset Management Co., Ltd.” In August 2015, JP Asset Management Co., Ltd. was established as a joint venture with the Japan Post Group, Sumitomo Mitsui Trust Bank and Nomura Holdings, Inc. holding 50%, 30% and 20% equity interests, respectively, in the joint venture. In October 2016, the Mizuho Financial Group integrated Mizuho Asset Management Co., Ltd., Shinko Asset Management Co., Ltd. and the asset management business of Mizuho Trust & Banking Co., Ltd., all of which were asset management subsidiaries of the Mizuho Financial Group in Japan, and DIAM Co., Ltd., which was an asset management joint venture between the Mizuho Financial Group and Dai-ichi Life Insurance Company in Japan. In July 2016, the Sumitomo Mitsui Financial Group made Sumitomo Mitsui Asset Management Co., Ltd. a consolidated subsidiary through the acquisition of additional equity interest in the asset management company. In March 2017, the Mizuho Financial Group announced plans to integrate Trust and Custody Services Bank, Ltd., its trust bank subsidiary specialized in the asset administration business, with Japan Trustee Services Bank, Ltd., which is a trust bank joint venture between Sumitomo Mitsui Trust Holdings and Resona Bank, Ltd. specialized in the asset administration business.

In recent years, the Japanese government has identified several governmental financial institutions as candidates to privatize. In particular, in November 2015, shares of Japan Post Holdings Co., Ltd., Japan Post Bank Co., Ltd. and Japan Post Insurance Co., Ltd. were listed on the Tokyo Stock Exchange. In the initial public offering, approximately 11% of the shares in each of the Japan Post companies were sold. The Japanese government is expected to sell additional shares in Japan Post Holdings and cause Japan Post Holdings to sell additional shares in the Japan Post Bank and Japan Post Insurance in the future. Under the current postal privatization law, Japan Post Bank and Japan Post Insurance may enter into new business areas upon obtaining government approvals, and if Japan Post Holdings’ equity holdings decrease to 50% or below, the two companies will be allowed to enter into new business areas upon submission of a notice to the government. In such case, the Japan Post Group companies may seek to enter into new financial businesses and increasingly compete with us. In addition, Japan Post Bank is one of the world’s largest holders of deposits, which provide a cost-effective source of funding for the bank. See “—B. Business Overview—The Japanese Financial System—Government Financial Institutions.”

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

In addition, we may face further competition as a result of recent investments, mergers and other business tie-ups among global financial institutions, including, for example, our recent acquisitions of, and business and capital alliances with, asset management, administration and custody services companies.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of April 24, 2017):

•	ordinary banks (124 ordinary banks and 53 foreign commercial banks with ordinary banking operations); and

•	trust banks (16 trust banks, including two Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are four, including BTMU, and regional banks, of which there are 106 and other banks, of which there are 14. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

Trust banks, including MUTB, provide various trust services relating to money trusts, pension trusts and investment trusts and offer other services relating to real estate, stock transfer agency and testamentary services, as well as banking services.

In recent years, almost all of the city banks have consolidated with other city banks and, in some cases, integrated with trust banks. Consolidation or integration among these banks was achieved, in most cases, through the use of a bank holding company.

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

Legislation has recently been passed by, or introduced to, the Diet to amend various financial regulation related laws, including the Banking Law, which includes certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another company (other than certain financial institutions) under the Banking Law, the bank may be exempt from such requirement and allowed to hold more than 5% of the outstanding shares of such company under amendments to the Banking Law that became effective in April 2014, if, among other exempted cases, a bank’s shareholding contributes to revitalizing a company’s business or the local economy related to such company. In May 2016, the Diet passed legislation to amend the Banking Law to allow banks and bank holding companies with the FSA’s approval to hold controlling interests in certain financial technology companies. The amendments became effective as of April 1, 2017. As a result of the amendments, banks and bank holding companies may now acquire and hold more than 5% of the voting rights in certain financial technology companies, subject to the approval of the Commissioner of the FSA. In May 2017, a bill to amend the Banking Law was passed by the Diet, with the aim to promote affiliation and cooperation between financial institutions and financial technology companies while securing the protection of customers. The amendment is expected to become effective by June 2018.

Bank holding company regulations.    A bank holding company is prohibited from carrying out any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company, a foreign subsidiary that is engaged in the banking, securities or insurance business and any company that is engaged in a finance-related business, such as a credit card company, a leasing company, investment advisory company, or financial technology company as permitted by the April 1, 2017 amendments to the Banking Law. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiaries of a bank holding company.

In addition, under the April 1, 2017 amendments to the Banking Law, a bank holding company (i) is required to perform certain specified functions as a bank holding company to ensure effective management of its subsidiaries and (ii) is be allowed to engage in certain specified common operations of its subsidiaries so as to improve the efficiency of the operations of its group companies.

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

We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2017, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.8%.

The Financial Stability Board identified us as a global systematically important bank, or G-SIB, in its most recent annual report published in November 2016, and is expected to update the list of G-SIB annually. In December 2015, the FSA also designated us as a G-SIB as well as a domestic systemically important bank generally referred to as a “D-SIB.”

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements are currently being phased in and, as of March 31, 2017, we are required to maintain a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. As of the same date, no countercyclical buffer is applicable to us. When fully implemented on March 31, 2019, we will be required to maintain a capital conservation buffer of 2.5%, a countercyclical buffer of up to 2.5%, and a G-SIB surcharge of 1.5%, assuming we will be in Bucket 2 of the G-SIB list.

For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

In determining capital ratios under the FSA guidelines reflecting Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2017. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUAH has adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel III, we reflect operational risk in the risk-weighted assets by using the Standardized Approach and the Advanced Measurement Approach. The Basel Committee on Banking Supervision has issued proposals to revise the current market risk framework, including stricter measures relating to some of our investment securities portfolio. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Operational Risk Management.”

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

Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2017, the Deposit Insurance Corporation charged an insurance premium equal to 0.049% per year on the deposits in the settlement accounts, and a premium equal to 0.036% per year on the deposits in other accounts.

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

The Deposit Insurance Act also provides for exceptional measures to cope with systemic risk in the financial industry. Where the Prime Minister recognizes that the failure of a bank which falls into any of (i) through (iii) below may cause an extremely grave problem to the maintenance of the financial order in Japan or the region where such bank is operating, or systemic risk, if none of the measures described in (i) through (iii) below is implemented, the Prime Minister may, following deliberation by the Financial Crisis Response Council, confirm (nintei) the need to take any of the following measures: (i) if the bank does not fall into either of the categories described in (ii) or (iii) below, the Deposit Insurance Corporation may subscribe for shares or subordinated bonds of, or extend subordinated loans to the bank, or subscribe for shares of the bank holding company of the bank, in order to enhance the bank’s regulatory capital (“Item 1 measures” (dai ichigo sochi)); (ii) if the bank has suspended, or is likely to suspend, repayment of deposits, or its liabilities exceed its assets, financial aid exceeding the pay-off cost may be made available to such bank (“Item 2 measures” (dai nigo sochi)); and (iii) if the bank has suspended, or is likely suspend, repayment of deposits, and its liabilities exceed its assets, and the systemic risk cannot be avoided by the measures mentioned in (ii) above, the Deposit Insurance Corporation may acquire all of the bank’s shares (“Item 3 measures” (dai sango sochi)). The expenses for the implementation of the above measures will be borne by the banking industry, with an exception under which the Japanese government may provide partial subsidies for such expenses.

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

(b)	if the financial institution is a financial institution whose liabilities exceed, or are likely to exceed, its assets or which has suspended, or is likely to suspend, payments on its obligations, the financial institution shall be placed under the special supervision by the Deposit Insurance Corporation over the financial institution’s business operations and management and the disposal of the financial institution’s assets, and the Deposit Insurance Corporation may provide financial aid necessary to assist a merger, business transfer, corporate split or other reorganization in respect of such failed financial institution (“Specified Item 2 measures” (tokutei dai nigo sochi) under Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act).

If the Prime Minister confirms that any of the measures set out in (b) above needs to be applied to a failed financial institution, the Prime Minister may order that the failed financial institution’s business operations and management and the disposal of the failed financial institution’s assets be placed under the special control of the Deposit Insurance Corporation under Article 126-5 of the Deposit Insurance Act. The business or liabilities of the financial institution subject to the special supervision or the special control of the Deposit Insurance Corporation as set forth above may also be transferred to a “bridge financial institution” established by the Deposit Insurance Corporation to enable the financial institution’s operations to be maintained and continue temporarily, or the financial institution’s liabilities to be repaid, and the bridge financial institution will seek to transfer the financial institution’s business or liabilities to another financial institution or dissolve the financial institution. The financial aid provided by the Deposit Insurance Corporation to assist a merger, business transfer, corporate split or other reorganization in respect of the failed financial institution set out in (b) above may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription for preferred stock or subordinated bonds, subordinated loan, or loss sharing. If the Deposit Insurance Corporation has provided such financial assistance, the Prime Minister may designate the movable assets and claims of the failed financial institution as not subject to attachment under Article 126-16 of the Deposit Insurance Act, and such merger, business transfer, corporate split or other reorganization may be conducted outside of the court-administrated insolvency proceedings. If the financial institution subject to the special supervision or the special control by the Deposit Insurance Corporation as set forth above has liabilities that exceed, or are likely to exceed, its assets, or has suspended, or is likely to suspend, payments on its obligations, the financial institution may transfer all or a material portion of its business or all or a material portion of shares of its subsidiaries or implement corporate split or certain other corporate actions with court permission in lieu of any shareholder resolutions under Article 126-13 of the Deposit Insurance Act. In addition, the Deposit Insurance Corporation must request other financial institution creditors of the failed financial institution to refrain from exercising their rights against the failed financial institution until measures necessary to avoid the risk of significant disruption to the financial system in Japan have been taken, if it is recognized that such exercise of their rights is likely to make the orderly resolution of the failed financial institution difficult.

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

Recovery and resolution plan.    In November 2016, the Financial Stability Board published the latest list of G-SIBs, which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each G-SIB, and the plans must be regularly reviewed and updated. In Japan, under the Banking Law and the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as G-SIBs must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We submitted our recovery plan to the FSA in December 2016.

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

Furthermore, under the SPE resolution strategy provided for in the approach, while the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIB in crisis, a possible model of Japanese G-SIB resolution will be:

(i)	Certain measures are taken with the involvement of the relevant authority with respect to the Internal TLAC obligations that the relevant material subsidiaries of the bank holding company of the relevant Japanese G-SIB owe to the bank holding company so as to cause the bank holding company to absorb the losses incurred by such material subsidiaries.

(ii)	After the bank holding company absorbs the losses of its material subsidiaries, if it fulfills the requirements for the application of Specified Item 2 measures (tokutei dai nigo sochi) set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act, the Prime Minister confirms that Specified Item 2 measures (tokutei dai nigo sochi) need to be applied to the bank holding company and orders its operations and assets to be placed under the special control of the Deposit Insurance Corporation. At this point, Basel III-eligible Additional Tier 1 instruments and Tier 2 instruments issued by the bank holding company are written off or converted into equity under the terms of such instruments prior to the loss absorption of external TLAC-eligible senior debt liabilities issued by the bank holding company. In addition, the Prime Minister prohibits by its designation creditors of the bank holding company from attaching any of its movable assets and claims which are to be transferred to a bridge financial institution established by the Deposit Insurance Corporation pursuant to Article 126-16 of the Deposit Insurance Act.

(iii)	The bank holding company transfers its systemically important assets and liabilities (including shares of its material subsidiaries) to such bridge financial institution with court permission in lieu of any shareholder resolutions under Article 126-13 of the Deposit Insurance Act, under a decision by the Prime Minister that the bridge financial institution succeed to the business of the bank holding company. On the other hand, it is expected that the bank holding company’s obligations with respect to external TLAC-eligible senior notes would not be transferred to the bridge financial institution and would remain as the bank holding company’s liabilities.

(iv)	After transferring its systemically important assets and liabilities, the Deposit Insurance Corporation files a petition for the commencement of a bankruptcy proceeding against the bank holding company through which it will be dissolved, and the creditors of the bank holding company, including the holders of external TLAC-eligible senior notes, will receive liquidation distributions out of the residual assets of the bank holding company, as a result of which they may absorb losses.

On July 6, 2017, the Financial Stability Board published “Guiding Principles on the Internal Total Loss-absorbing Capacity of G-SIBs (‘Internal TLAC’).” These principles were intended to assist the implementation of the Financial Stability Board’s internal TLAC requirement by providing guidance on the size and composition of the internal TLAC requirement, cooperation and coordination between home and host authorities, and the trigger mechanism for internal TLAC. The internal TLAC requirement is subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.”

Liquidity Coverage Ratio.    Japanese banks and bank holding companies with international operations are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets, which are assets that can be converted easily and immediately into cash in private markets in order to meet the bank’s liquidity needs, to survive in a 30-day financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. Once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to immediately report such failure to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order. A minimum LCR of 80% is required in 2017, and the required minimum ratio is expected to be raised annually by 10 percentage points to 100% by 2019.

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

Leverage Ratio.    Japanese banks and bank holding companies with international operations are required to disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. The Basel Committee on Banking Supervision’s currently proposed minimum leverage ratio is 3% with additional requirements for G-SIBs. In April 2016, the Basel Committee on Banking Supervision published a consultation paper proposing, among other things, revisions to the measurement of derivative exposures, credit conversion factors for off-balance sheet items, and additional requirements for G-SIBs. The Committee is expected to make any adjustments to the minimum leverage ratio by the end of the calendar year 2017 and implement the final minimum leverage ratio requirement that reflects any such adjustments in 2018.

Other major developments relating to international bank capital regulatory standards.    In July 2015, the Basel Committee on Banking Supervision published a consultation paper entitled “Review of the Credit Valuation Adjustment Risk Framework.” Credit valuation adjustment, or CVA, is an adjustment to the fair value of derivative instruments to account for counterparty credit risk. The proposals are designed to ensure that all important factors of CVA risk and CVA hedges are covered in the Basel regulatory capital standard, align the capital standard with the fair value measurement of CVA employed under various accounting standards, and ensure consistency with the Basel Committee on Banking Supervision’s proposed revisions to the market risk framework. The consultation paper proposed three approaches for CVA risk measurement—Internal Model Approach, Standardized Approach and Basic Approach. Depending on the final designs and calibrations, these revisions and reforms could change the regulatory capital calculation and the level of capital requirement for each of the banks subject to the relevant standards, including us.

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

In March 2016, the Basel Committee on Banking Supervision published a consultation paper entitled “Reducing variation in credit risk-weighted assets—constraints on the use of internal model approaches.” The proposed changes include a number of complementary measures that aim to: (i) reduce the complexity of the regulatory framework and improve comparability, and (ii) address excessive variability in the capital requirements for credit risk. The consultation paper discusses, among other things, removing the option to use the IRB approaches for certain exposures, adopting exposure-level, model-parameter floors for portfolios where the IRB approaches remain available, and clarifying and substantially expanding the definition of “commitment.”

In March 2016, the Basel Committee on Banking Supervision published a second consultation paper entitled “Standardized Measurement Approach for operational risk.” The Committee proposed to remove the Advanced

Measurement Approach (AMA) from the regulatory framework. The revised operational risk capital framework will be based on a single non-model-based method for the estimation of operational risk capital, which is called the Standardized Measurement Approach. The Basel Committee on Banking Supervision aims to promote consistency and comparability in operational risk capital measurement by combining financial statement information and banks’ internal loss experience.

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

Most recent amendments to the Act, which became effective on October 1, 2016, included, among others, (1) enhancement of customer due diligence including identification of beneficial owners who are natural persons controlling corporate customers through voting rights or other means, and (2) stricter requirements for the risk-based approach through assessment of money laundering and terrorist financing risks and application of adequate resources effectively to mitigate such risks.

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

Act on Special Provisions of the Income Tax Act, the Corporation Tax Act and the Local Tax Act Incidental to Enforcement of Tax Treaties.    Pursuant to the Amendments to the Act on Special Provisions of the Income Tax Act, the Corporation Tax Act and the Local Tax Act Incidental to Enforcement of Tax Treaties, which became effective in January 2017, financial institutions are required to collect certain information from their accountholders, including jurisdictions of tax residence, and report such information to the National Tax Agency in accordance with the Common Reporting Standard (CRS) as developed by the Organization for Economic Co-operation and Development (OECD).

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation.

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our U.S. operations by the FRB pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we, BTMU and MUTB are bank holding companies and foreign banking organizations, respectively, as defined pursuant to those statutes. The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

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

In October 2008, we, BTMU, MUTB and MUAH initially attained financial holding company status, which status is subject to periodic regulatory review. A financial holding company is authorized to engage in an expanded list of activities deemed to be financial in nature or incidental to such financial activity as well as certain specified non-banking activities deemed to be closely related to banking. In order to maintain the status as a financial holding company, a bank holding company must continue to meet certain standards established by the FRB. Those standards require that a financial holding company exceed the minimum standards applicable to bank holding companies that have not elected to become financial holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in the regulations of the FRB. Failure to meet these standards, due to inadequate capital management or shortcomings in operations, results in restrictions on the ability to engage in expanded activities as a financial holding company. In addition, a financial holding company must ensure that its U.S. banking subsidiaries meet certain minimum standards under the Community Reinvestment Act of 1977.

U.S. branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our banking subsidiaries, BTMU and MUTB, operate five branches, two agencies and seven representative offices in the United States. BTMU operates branches in Los Angeles, California; Chicago, Illinois; and two branches in New York, New York; agencies in Houston and Dallas, Texas; and representative offices in Washington, D.C; San Francisco, California; Seattle, Washington; Atlanta, Georgia; Minnetonka, Minnesota; Jersey City, New Jersey; and Florence, Kentucky. MUTB operates a branch in New York, New York.

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

Bank capital requirements and capital distributions.    MUB is subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. In addition, BTMU and MUTB, as foreign banking organizations that have U.S. branches and agencies and that are controlled by us, are subject to the FRB’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards. MUB, BTMU, MUTB, and MUAH are all “well capitalized” as defined under, and otherwise comply with, all U.S. regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would be undercapitalized after making such distribution or paying such dividend or fee.

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

Anti-Money Laundering Initiatives and the USA PATRIOT Act.    A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their customers. In addition, the bank regulatory agencies carefully scrutinize the adequacy of an institution’s policies, procedures and controls. As a result, there have been an increased number of regulatory sanctions and law enforcement authorities have been taking a more active role in enforcing these laws. Failure of a financial institution to maintain and implement adequate policies, procedures and controls to prevent money laundering and terrorist financing could in some cases have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of their operations and the imposition of fines and other monetary penalties. See “Item 3.D. Risk Factors—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.”

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

Our existing U.S. bank holding company subsidiary, MUAH, is subject to various U.S. prudential requirements and has become subject to others with the designation of MUAH as our IHC as of July 1, 2016. MUAH was previously subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. MUAH was also subject to capital planning and stress testing requirements. MUAH is now subject to the capital planning and stress testing requirements and certain enhanced prudential standards applicable to IHCs. On June 22, 2017, the FRB released the results of the 2017 Dodd-Frank Act stress tests. It found that, even in the severely adverse economic stress test scenario, MUAH would maintain capital ratios well above the required minimum levels. On June 28, 2017, the FRB announced that it had no objections to the capital plan submitted by MUAH as part of the 2017 Comprehensive Capital Analysis and Review, or CCAR. The FRB announced early in 2017 that MUAH would not be subject to the qualitative portion of the CCAR.

The FRB has the authority to examine an IHC and any of its subsidiaries. U.S. leverage requirements applicable to the IHC will take effect beginning in January 2018. MUAH is subject to a requirement to maintain an LCR equal to at least 100% based on total projected net cash outflows over a 30-calendar day period, effectively using net cash outflow assumptions equal to 70% of the outflow assumptions prescribed for internationally active banking organizations. Our combined U.S. operations, including BTMU’s and MUTB’s branches, are also subject to certain requirements related to liquidity and risk management.

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

MUB has previously opted into the advanced approaches capital rules. However, MUB is currently in discussion with the OCC to opt out of the advanced approaches capital rules. An advanced approaches opt-in bank will become subject to the supplementary leverage ratio on January 1, 2018. The supplementary leverage ratio will impose an additional minimum leverage requirement of 3%, with the expectation that this ratio will increase. An opt-in bank may also be subject to an additional counter cyclical capital buffer requirement ranging from 0.0% to 2.5% of risk-weighted assets if fully implemented. This additional capital buffer will be imposed upon the determination of the appropriate U.S. banking agency that financial markets are experiencing a period of excessive ease in credit markets associated with a material increase in credit system-wide risk, with the maximum buffer reflecting an assessment of elevated financial-system vulnerabilities. The consequences for an opt-in bank of falling below these buffers will be the imposition of limitations on the percentage of earnings that may be paid in the subsequent financial year as capital distributions or as discretionary bonus payments to executive officers.

In October 2015, the FRB proposed long-term debt and TLAC requirements for U.S. globally systemically important bank holding companies and U.S. IHCs of non-U.S. globally systemically important banks, including MUAH. In December 2016, the FRB finalized rules imposing such requirements. Under the final rules, a covered IHC such as MUAH would be required to maintain a minimum amount of eligible long-term debt issued to a non-U.S. parent entity that could be cancelled or converted to equity in order to absorb losses and recapitalize the IHC’s operating subsidiaries at or near the point of resolution. A covered IHC would also be required to maintain a minimum level of eligible TLAC issued to a non-U.S. parent entity consisting of regulatory capital and eligible long-term debt and maintain related buffers consisting of Common Equity Tier 1 capital. In addition, an IHC would be restricted from issuing short-term debt and certain other types of liabilities that are structurally senior to eligible long-term debt. MUAH will be required to comply with these rules by January 1, 2019. Pursuant to 12 CFR § 252.164(a), we have certified to the FRB that we plan to follow an SPE resolution strategy, and that MUAH would therefore be considered a “non-resolution covered IHC.”

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

During the fiscal year ended March 31, 2017, one of our non-U.S. subsidiaries engaged in business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our non-U.S. banking subsidiary, BTMU, issued letters of credit and guarantees and provided remittance and other settlement services mainly in connection with customer transactions related to the purchase and exportation of Iranian crude oil to Japan, and in some cases, in connection with other petroleum-related transactions with Iran by its customers. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2017, the aggregate interest and fee income relating to these transactions was less than ¥130 million, representing less than 0.005 percent of our total interest and fee income. Some of these transactions were conducted through the use of non-U.S. dollar correspondent accounts and other similar settlement accounts maintained with BTMU outside the United States by Iranian financial institutions and other entities in, or affiliated with, Iran. In addition to such accounts, BTMU receives deposits in Japan from, and provides settlement services in Japan to, fewer than ten Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2017, the average aggregate balance of deposits held in these accounts represented less than 0.1 percent of the average balance of our total deposits. The fee income from the transactions attributable to these account holders was less than ¥7 million, representing less than 0.001 percent of our total fee income. BTMU also holds loans that were arranged prior to changes in applicable laws and regulations to borrowers in, or affiliated with, Iran, including entities owned by the Iranian government, the outstanding balance of which was less than ¥200 million, representing less than 0.001 percent of our total loans, as of March 31, 2017. For the fiscal year ended March 31, 2017, the aggregate gross interest and fee income relating to these loan transactions was less than ¥50 million, representing less than 0.005 percent of our total interest and fee income.

BTMU will continue to participate in these types of transactions. Following the international relaxation of sanctions against Iran in January 2016, the balance of non-U.S. dollar correspondent accounts described above at BTMU has increased, but BTMU recognizes that such transactions remain subject to compliance with applicable U.S. and Japanese regulations and remaining Japanese and international sanctions.

C.	Organizational Structure

The following chart presents our corporate structure summary as of March 31, 2017:

Notes:
(1)	The Bank of Tokyo-Mitsubishi UFJ, Ltd. is expected to be renamed MUFG Bank, Ltd. on April 1, 2018, subject to regulatory approvals.
(2)	The ownership of BTMU Leasing & Finance, Inc. was transferred to MUAH on July 1, 2017.
(3)	Mitsubishi UFJ NICOS Co., Ltd. is expected to become a wholly owned subsidiary through a share purchase transaction, which is expected to be completed on October 1, 2017.

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2017:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (1)	Japan	100.00%	100.00%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
MU Investments Co.,Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.	Japan	100.00%	100.00%
kabu.com Securities Co., Ltd.	Japan	59.17%	59.17%
Mitsubishi UFJ NICOS Co., Ltd. (2)	Japan	84.98%	84.98%
MUFG Americas Holdings Corporation	USA	100.00%	100.00%
BTMU Leasing & Finance, Inc. (3)	USA	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
Mitsubishi UFJ Fund Services Holdings Limited	Bermuda	100.00%	100.00%
MUFG Securities EMEA plc	UK	100.00%	100.00%
MUFG Securities Asia Limited	China	100.00%	100.00%
MUFG Securities Asia (Singapore) Limited	Singapore	100.00%	100.00%

Notes:
(1)	The Bank of Tokyo-Mitsubishi UFJ, Ltd. is expected to be renamed MUFG Bank, Ltd. on April 1, 2018, subject to regulatory approvals.
(2)	Mitsubishi UFJ NICOS Co., Ltd. is expected to become a wholly owned subsidiary through a share purchase transaction, which is expected to be completed on October 1, 2017.
(3)	The ownership of BTMU Leasing & Finance, Inc. was transferred to MUAH on July 1, 2017.

D.	Property, Plant and Equipment

Premises and equipment as of March 31, 2016 and 2017 consisted of the following:

	As of March 31,
	2016	2017
	(in millions)
Land	¥394,782	¥385,961
Buildings	767,810	750,232
Equipment and furniture	654,099	650,120
Leasehold improvements	287,831	303,130
Construction in progress	38,491	46,375

Total	2,143,013	2,135,818
Less accumulated depreciation	1,137,108	1,141,547

Premises and equipment—net	¥1,005,905	¥994,271

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2017, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.

The following table presents the book values of our material offices and other properties as of March 31, 2017:

Book Value
(in millions)
Owned land	¥385,961
Owned buildings	205,871

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2017, we invested approximately ¥116.8 billion, primarily for office renovations and relocation.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd. and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers in Japan and abroad.

Financial Results for the Fiscal Year Ended March 31, 2017 Compared to the Fiscal Year Ended March 31, 2016

Net income attributable to Mitsubishi UFJ Financial Group decreased ¥599.6 billion to ¥202.7 billion for the fiscal year ended March 31, 2017 from ¥802.3 billion for the previous fiscal year. This decrease is primarily due to a decrease in non-interest income reflecting lower trading account profits and foreign exchange gains. Our business and results of operations, as well as our assets and liabilities, continued to be affected by fluctuations in interest rates and foreign currency exchange rates. Long-term interest rates in the United States were on generally rising trends after the U.S. presidential election in mid-November 2016 through March 2017, negatively affecting the fair values of U.S. Treasury bonds and our net profits on interest rate contracts. In Japan, the yields on 10-year Japanese government bonds rose from negative rates to around 0.05% from mid-November 2016 to March 2017, negatively affecting our net profits on interest rate contracts. While the Japanese yen appreciated against the U.S. dollar from April 2016 to mid-November 2016, the Japanese yen depreciated against the U.S. dollar from mid-November 2016 to March 2017, which adversely affected our foreign exchange gains.

The following table presents some key figures relating to our financial results:

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions, except per share data)
Net interest income	¥2,231.5	¥2,261.4	¥2,221.1
Provision for credit losses	87.0	231.9	253.7
Non-interest income	2,845.1	2,407.7	1,196.7
Non-interest expense	2,726.9	3,274.5	2,891.6
Income before income tax expense	2,262.7	1,162.7	272.5
Net income before attribution of noncontrolling interests	1,596.6	793.2	178.1
Net income attributable to Mitsubishi UFJ Financial Group	1,531.1	802.3	202.7
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	107.50	57.51	14.68

Our net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2017 mainly reflected the following:

Net interest income.    Net interest income decreased ¥40.3 billion to ¥2,221.1 billion for the fiscal year ended March 31, 2017 from ¥2,261.4 billion for the previous fiscal year. The decrease was primarily attributable to a decrease in domestic interest income due to lower balances of our domestic loan portfolio and Japanese government bond portfolio and lower average interest rates in Japan. The decrease in net interest income was also attributable to an increase in interest expense due to higher U.S. dollar funding rates in Japan and additional issuances of bonds in the domestic market. These negative factors were partially offset by the positive impact of higher interest rates on foreign loans and higher average balances of foreign trading assets, particularly U.S. Treasury bonds.

Provision for credit losses.    Provision for credit losses increased ¥21.8 billion to ¥253.7 billion for the fiscal year ended March 31, 2017 from ¥231.9 billion for the previous fiscal year. The provision for credit losses recorded for the fiscal year ended March 31, 2017 mainly reflected the deterioration in the business and financial performance of a large borrower in the domestic electronics manufacturing industry and a large foreign borrower in the trading industry.

Non-interest income.    Total non-interest income decreased ¥1,211.0 billion to ¥1,196.7 billion for the fiscal year ended March 31, 2017 from ¥2,407.7 billion for the previous fiscal year. This decrease in non-interest income was mainly due to a decrease in net trading account profits, reflecting increases in interest rates in the United States and Japan. We also recorded net foreign exchange losses due to fluctuations in the exchange rates between the Japanese yen and other major currencies.

Non-interest expense.    Total non-interest expense decreased ¥382.9 billion to ¥2,891.6 billion for the fiscal year ended March 31, 2017 from ¥3,274.5 billion for the previous fiscal year. Although we recorded a provision for off-balance sheet credit instruments in the fiscal year ended March 31, 2017, non-interest expense decreased in comparison to the prior year when we recognized an impairment on goodwill as well as an impairment of intangible assets.

Core Business Groups

The following table sets forth the relative contributions of our five core business groups and Other to operating profit for the fiscal years ended March 31, 2015, 2016 and 2017 based on our business segment information:

During the year we made certain modifications to our business segments’ internal management accounting rules and practices, and as a result, prior period segment information has been restated to enable comparison between relevant amounts for the fiscal years ended March 31, 2015, 2016, and 2017. For further information, see “—A. Operating Results—Business Segment Analysis.”

	Customer Business					Global Markets Business Group	Other	Total
	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)
	(in billions)
Fiscal year ended March 31, 2015:
Net revenue	¥1,299.4	¥1,148.5	¥1,289.8	¥171.5	¥3,710.0	¥664.3	¥(9.8)	¥4,364.5
Operating expenses	958.8	599.9	793.7	103.2	2,310.2	206.0	184.9	2,701.1

Operating profit (loss)	¥340.6	¥548.6	¥496.1	¥68.3	¥1,399.8	¥458.3	¥(194.7)	¥1,663.4

Fiscal year ended March 31, 2016:
Net revenue	¥1,259.2	¥1,090.1	¥1,273.1	¥172.2	¥3,615.7	¥636.1	¥(5.6)	¥4,246.2
Operating expenses	972.6	603.8	815.1	102.0	2,340.6	208.6	146.0	2,695.2

Operating profit (loss)	¥286.6	¥486.3	¥458.0	¥70.2	¥1,275.1	¥427.5	¥(151.6)	¥1,551.0

Fiscal year ended March 31, 2017:
Net revenue	¥1,198.3	¥1,041.6	¥1,303.7	¥173.1	¥3,539.0	¥582.0	¥(9.1)	¥4,111.9
Operating expenses	973.0	598.4	821.2	112.2	2,348.2	212.9	155.0	2,716.1

Operating profit (loss)	¥225.3	¥443.2	¥482.5	¥60.9	¥1,190.8	¥369.1	¥(164.1)	¥1,395.8

Note:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥199.2 billion of net revenue, ¥145.4 billion of operating expenses and ¥53.8 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2015, ¥178.9 billion of net revenue, ¥152.9 billion of operating expenses and ¥26.0 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2016, and ¥177.7 billion of net revenue, ¥156.6 billion of operating expenses and ¥21.1 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2017. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.

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

Summary of Our Financial Condition as of March 31, 2017 Compared to March 31, 2016

The following table presents some key asset figures:

	As of March 31,
	2016	2017
	(in trillions)
Total assets	¥292.56	¥297.19
Net loans	121.68	117.03
Loans, net of unearned income, unamortized premiums and deferred loan fees	122.79	118.21
Allowance for credit losses	(1.11)	(1.18)
Investment securities	45.65	43.23
Available-for-sale securities	41.23	39.09
Held-to-maturity securities	3.87	3.59
Trading account assets	50.83	41.32
Trading securities	29.33	22.49
Trading derivative assets	21.50	18.83
Interest-earning deposits in other banks	41.02	38.33
Cash and due from banks	8.66	25.68

The increase in total assets of ¥4.63 trillion is primarily due to higher volumes of domestic cash and due from banks, partially offset by a decrease in foreign trading account assets.

Total loans outstanding as of March 31, 2017 decreased ¥4.58 trillion to ¥118.21 trillion from ¥122.79 trillion as of March 31, 2016. The decrease was primarily due to a decrease in our loans outstanding to governmental institutions in Japan.

Total investment securities decreased ¥2.42 trillion to ¥43.23 trillion as of March 31, 2017 from ¥45.65 trillion as of March 31, 2016, primarily due to a decrease of ¥2.14 trillion in available-for-sale securities. The decrease in available-for-sale securities was mainly due to sales and redemptions of Japanese government bonds.

Trading account assets as of March 31, 2017 decreased ¥9.51 trillion to ¥41.32 trillion as of March 31, 2017 from ¥50.83 trillion as of March 31, 2016. This decrease was primarily due to a reduction in the volume of U.S. Treasury bonds held by our commercial banking subsidiaries, particularly towards the end of the fiscal year, to manage the risk of losses resulting from declines in the values of U.S. Treasury bonds in a rising interest rate environment in the United States.

Cash and due from banks increased ¥17.02 trillion to ¥25.68 trillion as of March 31, 2017 from ¥8.66 trillion as of March 31, 2016, mainly due to an increase in the volume of deposits with the Bank of Japan.

The following table presents some key liability figures:

	As of March 31,
	2016	2017
	(in trillions)
Total liabilities	¥277.71	¥282.42
Total deposits	181.44	190.40
Domestic	135.48	144.84
Overseas	45.96	45.56
Payables under repurchase agreements	22.11	16.08
Other short-term borrowings	9.36	7.97
Trading account liabilities	21.03	18.79
Long-term debt	21.96	27.74

Total liabilities increased ¥4.71 trillion to ¥282.42 trillion as of March 31, 2017 from ¥277.71 trillion as of March 31, 2016. The increase was mainly due to increases in domestic deposits and long-term debt. The increase in domestic deposits was mainly due to an increase in deposits from our corporate clients. Long-term debt increased due to additional issuances of bonds by us to meet TLAC and other Basel III requirements and an increase in long-term borrowings by our banking subsidiaries to diversify their funding sources. These increases were partially offset by a decrease in payables under repurchase agreements as investor preference shifted from investments in money markets to deposits in the near-zero interest rate environment in Japan.

The following table presents some key shareholders’ equity figures:

	As of March 31,
	2016	2017
	(in trillions)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14.27	¥13.99
Retained earnings	4.22	4.17
Accumulated other comprehensive income, net of taxes	2.30	2.28
Treasury stock, at cost	(0.30)	(0.51)

As of March 31, 2017, treasury stock was ¥0.51 trillion compared to ¥0.30 trillion as of March 31, 2016, reflecting share repurchasing programs executed in 2016. For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Capital Ratios

MUFG’s Common Equity Tier 1 capital ratio, Tier 1 capital ratio and Total capital ratio calculated in accordance with Basel III requirements as adopted by the FSA, were 11.76%, 13.36% and 15.85% as of March 31, 2017, respectively, compared to 11.63%, 13.24% and 16.01% as of March 31, 2016, respectively. MUFG was required to maintain minimum Common Equity Tier 1 capital, Tier 1 capital and Total capital ratios of 4.50%, 6.00% and 8.00%, respectively, plus a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75% as of March 31, 2017, and plus a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375% as of March 31, 2016. The underlying figures for these ratios were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Leverage Ratios

MUFG’s leverage ratio in accordance with Basel III as of March 31, 2017, was 4.81%, compared to 4.79% as of March 31, 2016. The Basel Committee on Banking Supervision’s currently proposed minimum leverage ratio is 3%. The underlying figures for the ratio were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Liquidity Coverage Ratios

MUFG’s Liquidity Coverage Ratio, or LCR, in accordance with Basel III as adopted by the FSA for the three months ended March 31, 2017 was 137.9%, compared to 130.0% for the three months ended March 31, 2016. MUFG was required to maintain a minimum LCR of 70% during the period from January 1 to December 31, 2016 and a minimum LCR of 80% during the period from January 1 to December 31, 2017. The figures underlying the ratio were calculated in accordance with Japanese banking regulations.

Business Environment

Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

General Economic Conditions

During the fiscal year ended March 31, 2017, the global economy stayed on a moderately improving trend. Uncertainties grew, however, concerning future global economic trends in light of recent changes in economic and monetary policies and geopolitical developments in various jurisdictions, which have contributed to higher volatility in the financial market.

Japan’s economic growth remained weak with the quarter-on-quarter real GDP growth rate being 0.4% for the quarter ended June 30, 2016 and 0.3% for each of the quarters ended June 30, 2016, September 30, 2016 and March 31, 2017. The year-over-year real GDP growth rate was 0.9% for the quarter ended June 30, 2016, 1.1% for the quarter ended September 30, 2016, 1.6% for the quarter ended December 31, 2016 and 1.3% for the quarter ended March 31, 2017. Private residential investment and export contributed to the GDP growth, although private consumption and corporate capital investment lacked momentum. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.2% and positive 0.5% on a month-on-month basis and between negative 0.5% and positive 0.5% on a year-over-year basis in the fiscal year ended March 31, 2017. During the same period, the unemployment rate in Japan remained low, declining to 2.8% for February 2017. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan for the fiscal year ended March 31, 2017 was 8,153, a decrease of 3% from the previous fiscal year. The total liabilities of companies that filed for legal bankruptcy in the twelve months ended March 31, 2017 were ¥1,946 billion, an increase of 2.1% from the previous fiscal year. The Japanese economy remains subject to the continuing deflationary pressure, increasing public debt and various other factors that could adversely affect its economic conditions.

The U.S. economy expanded with the quarter-on-quarter real GDP growth rate being 1.4% for the quarter ended June 30, 2016, 3.5% for the quarter ended September 30, 2016, 2.1% for the quarter ended December 31, 2016 and 1.4% for the quarter ended March 31, 2017. The year-over-year real GDP growth rate was 1.3% for the quarter ended June 30, 2016, 1.7% for the quarter ended September 30, 2016 and 2.0% for each of the quarters ended December 31, 2016 and March 31, 2017. Improvements in employment statistics contributed to stronger private consumption and private residential investment. The long-term prospects of the U.S. economy remain uncertain in light of the relative lack of strength in some recent economic indicators and the changes in the government’s economic and trade policies since the Trump administration took office in January 2017.

The Eurozone’s economic growth continued at a slow rate with the quarter-on-quarter real GDP growth rate being 0.3% for the quarter ended June 30, 2016, 0.4% for the quarter ended September 30, 2016, 0.5% for the quarter ended December 31, 2016 and 0.6% for the quarter ended March 31, 2017. The year-over-year real GDP growth rate was 1.6% for the quarter ended June 30, 2016, 1.8% for each of the quarters ended September 30 and December 31, 2016 and 1.9% for the quarter ended March 31, 2017. During the same period, the unemployment rate in the Eurozone declined to 9.4% for March 2017. There are still uncertainties in the Eurozone economy, including the process and ramifications of the United Kingdom’s withdrawal from the European Union and the large accumulation of non-performing loans in some European peripheral countries.

In Asia excluding Japan, economic growth stagnated. China’s quarter-on-quarter real GDP growth rate was 1.9% for the quarter ended June 30, 2016, 1.8% for the quarter ended September 30, 2016, 1.7% for the quarter ended December 31, 2016 and 1.3% for the quarter ended March 31, 2017. China’s year-over-year real GDP growth rate was 6.7% for each of the quarters ended June 30 and September 30, 2016, 6.8% for the quarter ended December 31, 2016 and 6.9% for the quarter ended March 31, 2017. Thailand’s quarter-on-quarter real GDP growth rate was 1.1% for the quarter ended June 30, 2016, 0.4% for the quarter ended September 30, 2016, 0.5% for the quarter ended December 31, 2016 and 1.3% for the quarter ended March 31, 2017. Thailand’s year-over-year real GDP growth rate was 3.6% for the quarter ended June 30, 2016, 3.2% for the quarter ended September 30, 2016, 3.0% for the quarter ended December 31, 2016 and 3.3% for the quarter ended March 31, 2017. The Asian economy has depended to a large extent on economic conditions in China, where the economic growth has recently decelerated. Thailand’s economic growth was also adversely affected by weaker private consumption after the passing of the King of Thailand.

Interest Rates

Interest rates in Japan decreased to historically low levels with the 10-year Japanese government bond yield declining to near negative 0.27% in July 2016. The Bank of Japan maintained a “quantitative and qualitative monetary easing with negative interest rates” policy during the fiscal year ended March 31, 2017. Under this policy, the Bank of Japan increased its aggregate holding of Japanese government bonds by approximately ¥80 trillion each year and applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, aiming to achieve the price stability target of 2%. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. The yield on 10-year Japanese government bonds rose to around zero percent immediately prior to the announcement of the Bank of Japan’s new monetary policy and declined to negative 0.09% in September 2016. Following the presidential election in the United States in November 2016, the yield of 10-year Japanese government bonds rose above zero percent and reached 0.1% in February 2017. The yield currently fluctuates around 0.06%.

In the United States, the FRB raised the target range for the federal funds rate first to between 0.5% to 0.75% in December 2016 and then to between 0.75% to 1.00% in March 2017. The 10-year U.S. Treasury bond yield decreased from 1.76% at the end of March 2016 to 1.36% in July 2016. The yield increased to around 2.6% in November 2016 as market expectations grew in favor of the new administration’s economic policy. In June 2017, the FRB increased the target range for the federal funds rate to between 1.00% and 1.25%. The yield currently fluctuates around 2.2%.

The yield on 10-year German Bunds was on a generally declining trend during the first half of the fiscal year ended March 31, 2017, with the yield decreasing from 0.15% at the end of March 2016 to negative 0.2% in July 2016. In November 2016, the yield rose and has since ranged between 0.2% and 0.5%, currently fluctuating around 0.4%. The yield on 10-year French Obligations Assimilables du Tre´sor, or OATs, was on a similar trend, with the yield decreasing from 0.485% at the end of March 2016 to 0.1% in July 2016. Since November 2016, the yield has been in the range from 0.5% to 1.15%, currently fluctuating around 0.7%.

Foreign Currency Exchange Rates

The Japanese yen was on a generally appreciating trend against the U.S. dollar for the first half of the fiscal year ended March 31, 2017, with the Japanese yen appreciating from ¥112.57 to the U.S. dollar as of March 31, 2016 to ¥100 to the U.S. dollar in August 2016. The trend reversed after the U.S. presidential election in November 2016. The Japanese yen depreciated to ¥118 to the U.S. dollar following the FRB’s announcement of the rate increase in December 2016. The exchange rate currently fluctuates around ¥112 to the U.S. dollar. Similarly, the Japanese yen was on a generally appreciating trend against the euro for the first half of the fiscal year ended March 31, 2017, with the Japanese yen appreciating from ¥128.11 to the euro as of March 31, 2016 to ¥111.11 to the euro in July 2016. The trend reversed in November 2016, and the exchange rate currently fluctuates around ¥128 to the euro.

The Japanese yen was on a generally appreciating trend against the Thai baht for the first half of the fiscal year ended March 31, 2017, with the Japanese yen appreciating from ¥3.20 to the Thai baht as of March 31, 2016 to ¥2.85 to the Thai baht in July 2016. Since November 2016, the Japanese yen has been on a depreciating trend against the Thai baht, currently fluctuating around ¥3.3 to the Thai baht.

Stock and Real Estate Prices

The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥16,758.67 on March 31, 2016 to ¥18,909.26 on March 31, 2017. During the fiscal year ended March 31, 2017, the Nikkei Stock Average declined to around ¥15,000 in June 2016 following the United Kingdom’s European Union membership referendum, and increased after the U.S. presidential election in November 2016. On June 2, 2017, the closing price of the Nikkei Stock Average exceeded ¥20,000 for the first time since December 2015. The Nikkei Stock Average currently fluctuates around ¥20,000.

According to a land price survey conducted by the Japanese government, the average residential land price and the average commercial land price in Japan increased 0.022% and 1.4%, respectively, in the calendar year 2016. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price increased 0.5% and the average commercial land price also increased 3.3% in the calendar year 2016. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, the average residential land price declined 0.4% and the average commercial land price also declined 0.1% in the calendar year 2016.

Recent Developments

During and after the fiscal year ended March 31, 2017, we continued to pursue a strategy to improve our operational efficiency and financial performance and achieve sustainable growth. We plan to continue to strengthen our management structure, while selectively reviewing and considering growth opportunities that will enhance our global competitiveness. We will also monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In order to respond to the increasingly complex market and legal risks, we continue to endeavor to enhance our compliance and internal control frameworks.

Implementation of Share Repurchase Programs and Cancellation of Purchased Shares

During May and June 2017, we repurchased 141,158,900 shares of our common stock for ¥99,999,941,022 under a share repurchase program that was adopted in May 2017 and completed in June 2017. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 200,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 16, 2017 and June 30, 2017 and to cancel the repurchased shares. We plan to cancel all of the repurchased shares on July 20, 2017. Based on the Japanese GAAP information used to calculate our capital ratios as of March 31, 2017, we estimate that the repurchased shares would result in a decline in our capital ratios by approximately 0.1 percentage point.

During November and December 2016, we repurchased 142,238,800 shares of our common stock for ¥99,999,993,960 under a share repurchase program that was adopted in November 2016 and completed in December 2016. The repurchased shares were added to our treasury shares. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 230,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 15, 2016 and December 31, 2016.

During May and June 2016, we repurchased 190,614,800 shares of our common stock for ¥99,999,963,346 under a share repurchase program that was adopted in May 2016 and completed in June 2016. The repurchased shares were added to our treasury shares. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 230,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 17, 2016 and June 30, 2016. As of March 31, 2017, we held 739,564,216 shares of our common stock as treasury shares.

The purposes of the above three programs were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.

Redemption of Preferred Securities Issued by Special Purpose Companies

In January, 2017, we redeemed in full €500 million, or ¥61 billion, of euro-denominated non-cumulative preferred securities issued by MUFG Capital Finance 4 Limited, an overseas special purpose company in the Cayman Islands, and £550 million, or ¥78 billion, of sterling-denominated non-cumulative preferred securities issued by MUFG Capital Finance 5 Limited, an overseas special purpose company in the Cayman Islands. Under the Basel III standard, these preferred securities would no longer have been considered Tier 1 capital after their first call date, which was January 25, 2017.

In July 2016, we redeemed in full $2.3 billion, or ¥245 billion, of U.S. dollar-denominated non-cumulative preferred securities issued by MUFG Capital Finance 1 Limited, an overseas special purpose company in the Cayman Islands and €750 million, or ¥88 billion, of euro-denominated non-cumulative preferred securities issued by MUFG Capital Finance 2 Limited, an overseas special purpose company in the Cayman Islands. These preferred securities would no longer have been considered Tier 1 capital after their first call date, which was July 25, 2016.

Issuances of Senior Debt Securities for TLAC Purposes

In February 2017, we issued to global investors $2.5 billion, or ¥284 billion, aggregate principal amount of senior notes that were intended to qualify as Total Loss Absorbing Capacity, or TLAC, debt. In September 2016, we issued to global investors $4 billion, or ¥406 billion, aggregate principal amount of senior notes that were intended to qualify as Total Loss Absorbing Capacity, or TLAC, debt, including $500 million, or ¥51 billion, aggregate principal amount of such notes, with the use of the net proceeds from their issuance being restricted to loans through BTMU to renewable energy projects. This was our first issuance of notes which were intended to have its net proceeds applied to finance renewable energy projects. These issuances followed the issuance of $5 billion, or ¥562 billion, aggregate principal amount of TLAC-eligible senior notes in March 2016 and the issuance of an additional $2 billion, or ¥222 billion, aggregate principal amount of such notes in April 2016.

Under the Financial Stability Board’s TLAC standard, we are required to hold TLAC debt in an amount not less than 16% of our risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019. We plan to issue additional senior debt securities intended to qualify as TLAC debt to meet the requirements, although TLAC requirements for Japanese financial institutions, including us, have not yet been finalized. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”

Issuances of Basel III-Compliant Domestic Subordinated Bonds

In October 2016, we issued, in a public offering in Japan, ¥400.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator. Since our first issuance of unsecured perpetual subordinated Additional Tier 1 notes with similar terms in March 2015, we have issued ¥950.0 billion aggregate principal amount of such notes through March 31, 2017, including the October 2016 issuance. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan”.

Planned Functional Realignment of Subsidiaries

In May 2017, we announced plans to transfer MUTB’s corporate loan, project finance, real estate finance, and related foreign exchange and remittance operations to BTMU and to change BTMU’s corporate name to

“MUFG Bank, Ltd.” in or around April 2018, subject to regulatory approvals. We also announced plans for MUTB to acquire BTMU’s 15% equity interest and MUSHD’s 34% equity interest in Mitsubishi UFJ Kokusai Asset Management Co., Ltd. in or around April 2018 to make the asset management company a wholly owned subsidiary of MUTB. These plans followed the transfer to MUTB of the shares of Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A. held by BTMU in May 2017 to make the Luxembourg company a wholly owned subsidiary of MUTB, and are part of our efforts to increase effectiveness in accumulating and applying the expertise of each subsidiary and to enhance efficiency in offering and providing a diverse array of sophisticated financial products and services to customers through collaboration among subsidiaries.

Planned Share Purchase to Make Mitsubishi UFJ NICOS a Wholly Owned Subsidiary

In May 2017, we agreed to purchase all of The Norinchukin Bank’s 15.02% equity interest in Mitsubishi UFJ NICOS for ¥50 billion in cash to make Mitsubishi UFJ NICOS a wholly owned subsidiary. The purchase is expected to be completed on October 1, 2017. Up to the closing date, Mitsubishi UFJ NICOS has been, and will continue to be, one of our consolidated subsidiaries and the equity interest held by Norinchukin Bank was accounted for as a noncontrolling interest. We also agreed with Norinchukin Bank to strengthen our strategic retail business alliance in a wide range of areas, including settlement solutions and marketing.

Acquisition of Rydex Fund Services, LLC

In October 2016, MUTB acquired 100% of the ownership interest in Rydex Fund Services, LLC, or RFS, for ¥17.4 billion in cash and recorded goodwill of ¥5.2 billion and intangible assets of ¥11.5 billion. RFS was the fund administration, fund accounting, and transfer agency services platform for the intermediary product line of Guggenheim Investments. RFS had $53 billion, or ¥5.6 trillion, of assets under administration as of October 31, 2016. Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners. Following the acquisition, RFS was renamed “MUFG Investor Services (US), LLC.”

The acquisition was a part of MUTB’s strategic initiative of acquiring overseas fund management companies in an effort to develop the global fund administration business under the brand name of MUFG Investor Services. As a result of the acquisition, MUFG Investor Services’ total assets under administration increased to $422 billion, or ¥43.1 trillion. This acquisition is expected to enable MUTB to meet the diversifying global fund administration needs of its Japanese and overseas customers through the utilization of MUFG Investor Services (US), LLC’s market-leading operational expertise and MUFG’s extensive network.

Business and Capital Alliance with Hitachi

In October 2016, MUFG and Mitsubishi UFJ Lease & Finance Company Limited, or MUL, an equity method investee of MUFG, acquired 26,884,484 shares, or 23.0%, and 4,909,340 shares, or 4.2%, respectively, of the outstanding shares of Hitachi Capital Corporation from Hitachi, Ltd. for ¥3,400 per share. Subsequently, Hitachi Capital acquired 26,678,000 shares of MUL from the market. Furthermore, in June 2017, each of MUFG and MUL appointed a representative to Hitachi Capital’s board of directors, and Hitachi Capital appointed a representative to MUL’s board of directors.

These transactions and arrangements were made as part of the agreement made in May 2016 among MUFG, BTMU, MUL, Hitachi and Hitachi Capital to form a business alliance to strengthen the financial operations of MUL and Hitachi Capital, including building an open financial platform. As a result of discussions for building an open financial platform, on January 4, 2017, MUL and Hitachi Capital established a joint venture called Japan Infrastructure Initiative Company Limited. MUL and Hitachi Capital are also expected to commence discussions at a later date, as appropriate, on ways to further strengthen their relationship, including, as an option, integrating their operations in the future.

Capital and Business Alliance with Security Bank Corporation

In April 2016, BTMU acquired a 20.0% equity interest, on a fully diluted basis, in Security Bank Corporation, a leading commercial bank in the Philippines, through a private placement of newly issued common shares and preferred shares with voting rights, for 245 Philippine pesos per common share and 0.1 Philippine peso per preferred share, or 36.9 billion Philippine pesos, or ¥92.0 billion, in the aggregate. As part of the capital and business alliance between BTMU and Security Bank, BTMU has designated two directors of Security Bank’s board of directors. Security Bank became an equity method investee of BTMU. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. BTMU and Security Bank will collaborate to offer enhanced services by leveraging their expertise and customer bases.

Implementation of Measures to Comply with U.S. Enhanced Prudential Standards

Effective July 1, 2016, MUAH was designated as our U.S. intermediate holding company to comply with the FRB’s enhanced prudential standards. As of the same date, BTMU, MUTB and MUSHD transferred to MUAH their ownership interests in their U.S. subsidiaries and affiliates, namely, BTMU Capital Corporation, BTMU Securities, Inc., MUFG Americas Capital Company, Morgan Stanley MUFG Loan Partners, LLC, MUFG Fund Services (USA) LLC, and MUFG Securities Americas Inc. (formerly Mitsubishi UFJ Securities (USA), Inc.). As a result of the ownership transfer transactions, MUFG and BTMU hold 3.8% and 96.2%, respectively, of the ownership interest in MUAH. Prior to the transactions, BTMU held all of the ownership interest in MUAH. Resources and management attention are being expended to implement an appropriate governance structure with an effective internal control system for our U.S. bank and non-bank subsidiaries and affiliates to comply with applicable regulatory requirements.

Critical Accounting Estimates

Our consolidated financial statements included elsewhere in this Annual Report are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements included elsewhere in this Annual Report provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates:

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

We divide our loan portfolio into the following segments—Commercial, Residential, Card, MUAH and Krungsri based on the segments used to determine the allowance for credit losses. We further divide the Commercial segment into classes based on initial measurement attributes, risk characteristics, and our approach to monitoring and assessing credit risk. We determine the appropriate level of the allowance for credit losses for each of our loan portfolios by evaluating various factors and assumptions, such as the borrower’s credit rating, collateral value and historical loss experience as well as existing economic conditions. We update these factors and assumptions on a regular basis and upon the occurrence of unexpected changes in the economic environment.

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

Debt and marketable equity securities.    In determining whether a decline in fair value below cost is other than temporary for a particular equity security, we generally consider factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, an other-than-temporary impairment is recognized in earnings for marketable equity securities when one of the following criteria is met:

•	the fair value of the investment is 20% or more below cost as of the end of the reporting period,

•

due to the financial condition and near-term prospects of the issuer, the issuer is categorized as “Likely to become Bankrupt,” “Virtually Bankrupt” or “Bankrupt or de facto Bankrupt” status under the Japanese banking regulations,

•	the fair value of the investment has been below cost for six months or longer, or

•	the fair value of the security is below cost and a decision has been made to sell the securities.

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

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates, if we are not able to realize all or part of our net deferred tax assets in the future, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

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

Accounting for Intangible Assets.     Intangible assets having indefinite useful lives are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite lived asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. Management judgment is required to evaluate whether indications of potential impairment have occurred, and to test intangible assets for impairment if required.

Accrued Severance Indemnities and Pension Liabilities

We have defined retirement benefit plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates and expected long-term rates of return on our plan assets. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

The guidance on the measurement of fair value defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established and documented process for determining fair value in accordance with the guidance. To determine fair value, we use quoted prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine fair value of the instrument. We perform internal price verification procedures to ensure that the prices and quotes provided from the independent pricing vendors are reasonable. Such verification procedures include comparison of pricing sources and analysis of variances among pricing sources These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations, or CLOs, backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted prices are not available to determine fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

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

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions)
Interest income	¥2,894.6	¥3,005.7	¥2,990.7
Interest expense	663.1	744.3	769.6

Net interest income	2,231.5	2,261.4	2,221.1

Provision for credit losses	87.0	231.9	253.7
Non-interest income	2,845.1	2,407.7	1,196.7
Non-interest expense	2,726.9	3,274.5	2,891.6

Income before income tax expense	2,262.7	1,162.7	272.5
Income tax expense	666.1	369.5	94.4

Net income before attribution of noncontrolling interests	¥1,596.6	¥793.2	¥178.1
Net income (loss) attributable to noncontrolling interests	65.5	(9.1)	(24.6)

Net income attributable to Mitsubishi UFJ Financial Group	¥1,531.1	¥802.3	¥202.7

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2015, 2016 and 2017 are discussed in further detail below.

Net Interest Income

The following table is a summary of the interest rate spread for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015			2016			2017
	Average balance	Interest income (expense)	Average rate	Average balance	Interest income (expense)	Average rate	Average balance	Interest income (expense)	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥146,830.0	¥1,157.1	0.79%	¥153,612.6	¥1,097.5	0.71%	¥145,179.3	¥1,018.5	0.70%
Foreign	90,417.7	1,737.5	1.92	99,103.1	1,908.2	1.93	94,013.1	1,972.2	2.10

Total	¥237,247.7	¥2,894.6	1.22%	¥252,715.7	¥3,005.7	1.19%	¥239,192.4	¥2,990.7	1.25%

Financed by:
Interest-bearing liabilities:
Domestic	¥151,990.2	¥(241.8)	0.16%	¥159,312.9	¥(296.9)	0.19%	¥166,305.3	¥(313.5)	0.19%
Foreign	58,101.3	(421.3)	0.73	61,822.3	(447.4)	0.72	57,217.0	(456.1)	0.80

Total	210,091.5	(663.1)	0.32	221,135.2	(744.3)	0.34	223,522.3	(769.6)	0.34
Non-interest-bearing liabilities	27,156.2		—	31,580.5		—	15,670.1		—

Total	¥237,247.7		0.28%	¥252,715.7		0.29%	¥239,192.4		0.32%

Net interest income and interest rate spread		¥2,231.5	0.90%		¥2,261.4	0.85%		¥2,221.1	0.91%
Net interest income as a percentage of total interest-earning assets			0.94%			0.89%			0.93%

The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016, and the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015:

	Fiscal Year Ended March 31, 2015 versus Fiscal Year Ended March 31, 2016			Fiscal Year Ended March 31, 2016 versus Fiscal Year Ended March 31, 2017
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥(44,670)	¥(70,013)	¥(114,683)	¥(100,575)	¥5,033	¥(95,542)
Foreign	183,420	(38,824)	144,596	(4,601)	59,897	55,296

Total	¥138,750	¥(108,837)	¥29,913	¥(105,176)	¥64,930	¥(40,246)

Note:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for each of the fiscal years ended March 31, 2015, 2016 and 2017 was not materially affected by gains or losses resulting from interest rate and other derivative contracts. We use such derivative instruments to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under U.S. GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of Trading account profits—net. For a detailed discussion of our risk management activities, see “—A. Operating Results—Results of Operations—Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net interest income decreased ¥40.3 billion to ¥2,221.1 billion for the fiscal year ended March 31, 2017 from ¥2,261.4 billion for the fiscal year ended March 31, 2016. This decrease was mainly due to lower domestic interest income, reflecting the lower average balance of interest-earning assets as well as lower average interest rates in Japan. This decrease was also attributable to an increase in interest expense, reflecting higher U.S. dollar funding rates in Japan and additional issuances of bonds. This decrease was partially mitigated by an increase in foreign interest income mainly due to higher average interest rates, reflecting generally rising trends in interest rates in the United States.

Interest income decreased ¥15.0 billion to ¥2,990.7 billion for the fiscal year ended March 31, 2017 from ¥3,005.7 billion for the previous fiscal year. Domestic interest income decreased ¥79.0 billion mainly due to lower volume and interest rates on domestic loans. Foreign interest income increased ¥64.0 billion primarily due to higher volumes and interest rates on foreign trading account assets and higher interest rates on foreign loans.

Interest expense increased ¥25.3 billion to ¥769.6 billion for the fiscal year ended March 31, 2017 from ¥744.3 billion for the previous fiscal year. Domestic interest expense increased ¥16.6 billion, and foreign interest expense increased ¥8.7 billion. The higher domestic interest expense was primarily attributable to higher U.S. dollar funding rates in Japan and additional issuances of domestic bonds. The higher foreign interest expense was mainly due to higher money market interest rates and higher interest rates on deposits in the United States.

The average interest rate spread increased six basis points to 0.91% for the fiscal year ended March 31, 2017 from 0.85% for the previous fiscal year. Between the same periods, the average interest rate spread on domestic activities decreased one basis point to 0.51% from 0.52%, while the average interest rate spread on foreign activities increased nine basis points to 1.30% from 1.21%. The decrease in the average interest rate spread on domestic activities reflected the continued near-zero interest rate environment in Japan. In such an environment, for the fiscal year ended March 31, 2017 compared to the previous fiscal year, the average interest rate on domestic loans decreased four basis points to 1.09% from 1.13%, while the average interest rate on domestic deposits decreased two basis points to 0.04% from 0.06%. The increase in the average interest rate spread on foreign activities mainly reflected higher interest rates across all the interest-earning asset categories, with the average interest rates on loans, trading account assets, short-term interest-earning assets and interest-earning deposits in other banks increasing 11, 11, 18 and 15 basis points, respectively, for the fiscal year ended March 31, 2017 compared to the previous fiscal year. Between the same periods, the average interest rates also increased across all the interest-bearing liability categories except long-term liabilities. The average interest rate on foreign deposits increased 11 basis points, while the average interest rate on call money, funds purchased, and payable under repurchase agreements and securities lending transactions increased four basis points, and the average interest rate on other short-term borrowings and trading account liabilities increased 42 basis points. In contrast, the average interest rate on long-term debt decreased 42 basis points.

The Bank of Japan maintained a “quantitative and qualitative monetary easing with negative interest rates” policy throughout the reporting period. As a result, the yield on many financial instruments and other market interest rates in Japan have declined to negative levels, and the average interest rate on domestic assets continued to decline while the average rate on domestic liabilities reached historically low levels. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. If the policy is maintained in Japan for an extended period, market interest rates may decline further, and our interest rate spread on domestic activities will likely continue to be under severe pressure. On the other hand, in the United States, the FRB raised the target range for the federal funds rate to between 0.5% to 0.75% in December 2016, to between 0.75% to 1.00% in March 2017, and to between 1.00% to 1.25% in June 2017. The FRB may decide to raise it further during this year, which may provide an opportunity to improve our interest rate spread but which may adversely impact the value of some of our interest-earning assets and the costs relating to some of our interest-bearing liabilities. For more information, see “—Business Environment.”

The average balance of interest-earning assets decreased ¥13.53 trillion to ¥239.19 trillion for the fiscal year ended March 31, 2017 from ¥252.72 trillion for the fiscal year ended March 31, 2016. The average balance of domestic interest-earning assets decreased ¥8.44 trillion to ¥145.18 trillion mainly due to a decrease in the balance of our available-for-sale Japanese government bond portfolio, reflecting a reduction in our holdings of Japanese government bonds to manage the risk of losses resulting from declines in the values of Japanese government bonds in a rising interest rate environment, as well as a decrease in loans, mainly reflecting repayments of loans by national governmental institutions. The average balance of foreign interest-earning assets decreased ¥5.09 trillion primarily due to lower balances of interest-earning deposits in other banks, short-term lending in the money market and loans, partially offset by an increase of ¥1.0 trillion in trading account assets, particularly U.S. Treasury bonds.

The average balance of interest-bearing liabilities increased ¥2.38 trillion to ¥223.52 trillion for the fiscal year ended March 31, 2017 from ¥221.14 trillion for the fiscal year ended March 31, 2016. While the average balance of domestic interest-bearing liabilities increased ¥6.99 trillion mainly due to a larger balance of deposits and additional issuances of bonds, the average balance of foreign interest-bearing liabilities decreased ¥4.60 trillion, reflecting lower balances across all the interest-bearing liability categories.

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

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

We recorded ¥253.7 billion of provision for credit losses for the fiscal year ended March 31, 2017, compared to ¥231.9 billion for the previous fiscal year. By segment, for the fiscal year ended March 31, 2017, ¥177.3 billion, ¥12.2 billion, ¥13.3 billion and ¥51.0 billion of provision for credit losses were recorded in the Commercial, Residential, Card and Krungsri segments, respectively, while ¥0.1 billion of credit for credit losses was recorded in the MUAH segment. For the previous fiscal year, ¥117.1 billion, ¥0.9 billion, ¥47.4 billion and ¥76.0 billion of provision for credit losses were recorded in the Commercial, Card, MUAH and Krungsri segments, respectively, while ¥9.5 billion of credit for credit losses was recorded in the Residential segment.

The provision recorded in the Commercial segment for the fiscal year ended March 31, 2017 mainly reflected the deterioration in the business and financial performance of a large borrower in the domestic electronics manufacturing industry and a large foreign borrower in the trading industry. The provision for credit losses in the Residential segment for the fiscal year ended March 31, 2017 primarily resulted from updates to our future forecast of credit losses with respect to certain individual borrowers reflecting information relating to more recent transactions with such borrowers. The provision for credit losses in the Krungsri segment for the fiscal year ended March 31, 2017 mainly reflected the negative impact of the stagnant economic conditions in Thailand on the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio.

The credit for credit losses in the MUAH segment for the fiscal year ended March 31, 2017 compared to the provision of the previous fiscal year was primarily due to the stabilization of the credit quality of borrowers in the oil and gas sector in MUAH’s loan portfolio, particularly those that are engaged in the petroleum exploration and production businesses. Recovering oil and gas prices positively affected those businesses.

We recorded ¥163.2 billion of provision for credit losses for our domestic loan portfolio for the fiscal year ended March 31, 2017, compared to credit for credit losses of ¥5.3 billion for the previous fiscal year. This reflected the deteriorated credit quality of the large domestic borrower in the Commercial segment and the provisions recorded for certain individual borrowers in the Residential segment. We recorded ¥90.5 billion of provision for credit losses for our foreign portfolio for the fiscal year ended March 31, 2017, compared to provision for credit losses of ¥237.2 billion for the previous fiscal year. This smaller provision was primarily attributable to improvements in the credit quality of foreign subsidiaries of a large Japanese electronics manufacturer in the Commercial segment and the stabilization of the credit quality of oil and gas borrowers in the MUAH segment.

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

For more information, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions)
Fees and commissions income:
Fees and commissions on deposits	¥57.1	¥58.9	¥53.9
Fees and commissions on remittances and transfers	168.1	169.1	168.6
Fees and commissions on foreign trading business	71.5	84.7	75.0
Fees and commissions on credit card business	179.7	193.6	198.1
Fees and commissions on security-related services	285.7	285.3	239.5
Fees and commissions on administration and management services for investment funds	141.1	149.9	155.7
Trust fees	106.9	110.1	103.1
Guarantee fees	53.0	44.7	41.8
Insurance commissions	63.3	69.5	59.9
Fees and commissions on real estate business	36.4	43.5	39.8
Other fees and commissions	238.2	266.6	279.5

Total	1,401.0	1,475.9	1,414.9
Foreign exchange gains (losses)—net	(113.1)	192.1	(134.9)

Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	(37.4)	434.4	(325.0)
Net profits (losses) on trading account securities, excluding derivatives	1,186.1	(157.7)	(314.2)

Total	1,148.7	276.7	(639.2)

Investment securities gains—net:
Net gains on sales of available-for-sale securities:
Debt securities	71.2	110.9	118.9
Marketable equity securities	70.5	153.7	185.7
Impairment losses on available-for-sale securities:
Debt securities	(3.5)	(1.0)	(0.7)
Marketable equity securities	(0.6)	(21.9)	(32.0)
Other	17.1	(9.4)	9.3

Total	154.7	232.3	281.2
Equity in earnings of equity method investees—net	172.9	176.9	197.8
Gains on sales of loans	15.0	12.2	13.3
Other non-interest income	65.9	41.6	63.6

Total non-interest income	¥2,845.1	¥2,407.7	¥1,196.7

Non-interest income consists of the following:

Fees and commissions income

Fees and commissions income consist of the following:

•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

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

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account losses for the fiscal year ended March 31, 2017.

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

Net profits (losses) on trading account securities, excluding derivatives, consist of:

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

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Non-interest income decreased ¥1,211.0 billion to ¥1,196.7 billion for the fiscal year ended March 31, 2017 from ¥2,407.7 billion for the fiscal year ended March 31, 2016. This decrease was mainly attributable to a ¥915.9 billion decrease in net trading account profits, reflecting fluctuations in interest rates and equity prices in Japan and the United States, and a ¥327.0 billion decrease in net gains on foreign exchange.

Fees and commissions income

Fees and commissions income decreased ¥61.0 billion to ¥1,414.9 billion for the fiscal year ended March 31, 2017 from ¥1,475.9 billion for the fiscal year ended March 31, 2016. This decrease was primarily due to a decrease in fees and commissions on security-related services due to weaker customer demand in response to uncertain market conditions between April 2016 and mid-November 2016. The decrease in fees and commissions income was also attributable to lower insurance commissions since the sales of certain types of single premium insurance products were suspended in April 2016 after Japanese government bonds began trading on negative yields.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2016 and 2017:

	Fiscal years ended March 31,
	2016	2017
	(in billions)
Foreign exchange gains (losses)—net:
Net foreign exchange gains (losses) on derivative contracts	¥374.3	¥(183.2)
Net foreign exchange gains on other than derivative contracts	875.8	455.7
Net foreign exchange losses related to the fair value option	(1,058.0)	(407.4)

Total	¥192.1	¥(134.9)

Net foreign exchange losses for the fiscal year ended March 31, 2017 were ¥134.9 billion, compared to net gains of ¥192.1 billion for the fiscal year ended March 31, 2016. This was mainly due to larger transaction losses on foreign exchange derivative contracts. This was primarily due to lower mark to market valuation on currency swaps entered in connection with our U.S. dollar funding, reflecting the fluctuations in the exchange rate between the Japanese yen and the U.S. dollar and the wider gap in interest rates between Japan and the United States. In addition, our net foreign exchange gains on other than derivative contracts decreased primarily due to the negative impact of foreign currency exchange rates on the Japanese yen translated amounts of our monetary assets denominated in foreign currencies as the Japanese yen appreciated against other major currencies between December 30, 2015 and 2016 on a spot rate basis. These losses were partially offset by smaller net foreign exchange losses on foreign currency-denominated investment securities under the fair value option, particularly U.S. Treasury bonds.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the fiscal years ended March 31, 2016 and 2017:

	Fiscal years ended March 31,
	2016	2017
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥243.7	¥(136.9)
Equity contracts	149.2	(153.1)
Commodity contracts	1.8	1.8
Credit derivatives	12.4	18.1
Other	27.3	(54.9)

Total	¥434.4	¥(325.0)

Net losses on trading account securities, excluding derivatives
Trading account securities	¥0.1	¥150.7
Trading account securities under the fair value option	(157.8)	(464.9)

Total	¥(157.7)	¥(314.2)

Total	¥276.7	¥(639.2)

We recorded net trading account losses of ¥639.2 billion for the fiscal year ended March 31, 2017, compared to net trading account profits of ¥276.7 billion for the fiscal year ended March 31, 2016. This decrease was mainly due to ¥325.0 billion of net losses on interest rate and other derivative contracts for the fiscal year ended March 31, 2017, compared to ¥434.4 billion of net profits on such derivative contracts for the previous fiscal year. This resulted mainly from increases in long-term interest rates in Japan and the United States and increases in equity prices in Japan. The yields of 10-year Japanese government bonds rose from negative rates to around 0.05% between mid-November 2016 and March 2017. The yields of 10-year U.S. Treasury bonds also rose from around 1.7% between April 2016 and mid-November 2016 to around 2.4% between mid-November 2016 and March 2017. The Nikkei Stock Average rose from around ¥16,500 between April 2016 and mid-November 2016 to around ¥19,000 between mid-November 2016 and March 2017. We also recorded larger net losses on trading account securities, excluding derivatives, due to the lower values of trading account securities under the fair value option, particularly U.S. Treasury bonds, as interest rates rose in the United States. The losses were partially offset by larger net profits on trading account securities in the securities subsidiaries as equity prices increased in Japan towards the end of the calendar year 2016.

Net investment securities gains (losses)

Net investment securities gains increased ¥48.9 billion to ¥281.2 billion for the fiscal year ended March 31, 2017 from ¥232.3 billion for the fiscal year ended March 31, 2016. This increase was mainly due to an increase of ¥32.0 billion in net gains on sales of available-for-sale marketable equity securities as we continued to sell down our equity holdings in an effort to reduce the risk of stock price fluctuations. In addition, net gains on sales of available-for-sale debt securities increased ¥8.0 billion, reflecting a higher volume of sales of Japanese government bonds to reduce our holdings of such bonds as part of our asset and liability management and interest rate risk management measures. These increases were partially offset by larger impairment losses on available-for-sale equity securities, mainly reflecting decreases in the prices of equity securities held by our commercial banking subsidiaries as the Nikkei Stock Average declined during the first half of the fiscal year ended March 31, 2017.

Net equity in earnings of equity method investees

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2017 was ¥197.8 billion, compared to ¥176.9 billion for the previous fiscal year, reflecting higher earnings of our equity method investees, including Morgan Stanley.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Non-interest income decreased ¥437.4 billion to ¥2,407.7 billion for the fiscal year ended March 31, 2016 from ¥2,845.1 billion for the fiscal year ended March 31, 2015. This decrease was mainly attributable to a ¥1,343.8 billion decrease in net profits on trading account securities, excluding derivatives. This decrease was partially offset by a ¥471.8 billion increase in net profits on interest rate and other derivative contracts.

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

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions)
Salaries and employee benefits	¥1,097.5	¥1,158.9	¥1,096.8
Occupancy expenses—net	168.7	182.8	176.8
Fees and commissions expenses	248.1	285.4	273.7
Outsourcing expenses, including data processing	241.7	244.7	258.3
Depreciation of premises and equipment	108.6	99.7	99.8
Amortization of intangible assets	222.4	237.3	227.9
Impairment of intangible assets	0.7	117.7	5.8
Insurance premiums, including deposit insurance	115.5	91.9	91.9
Communications	54.7	58.3	55.3
Taxes and public charges	96.6	93.7	94.0
Impairment of goodwill	3.4	333.7	6.6
Provision (credit) for off-balance sheet credit instruments	0.9	(0.2)	106.6
Other non-interest expenses	368.1	370.6	398.1

Total non-interest expense	¥2,726.9	¥3,274.5	¥2,891.6

Non-interest expense consists of:

•	salaries and employee benefits, which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net, which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses, which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing, which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premise and equipment, which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets, which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets, which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

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

•

Provision (credit) for off-balance sheet credit instruments, which includes the amount of money reserved for the estimated amount of losses on off-balance sheet credit instruments or reversal of any portion of such amount,

•

provision for repayment of excess interest, which includes the amount of money reserved for the estimated amount of repayment of excess interest payments received in our consumer finance and credit card subsidiaries and which is included in other non-interest expenses, and

•	other non-interest expenses.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Non-interest expense decreased ¥382.9 billion to ¥2,891.6 billion for the fiscal year ended March 31, 2017 from ¥3,274.5 billion for the previous fiscal year. Major factors affecting this decrease are discussed below.

Salaries and employee benefits

The decrease of ¥62.1 billion in salaries and employee benefits was mainly due to headcount reductions in our subsidiaries in the Americas.

Impairment of intangible assets

Impairment of intangible assets as of March 31, 2017 was ¥5.8 billion, compared to ¥117.7 billion as of March 31, 2016. This was primarily attributable to a smaller impairment of the core deposit intangible assets held by BTMU.

Impairment of goodwill

Impairment of goodwill as of March 31, 2017 was ¥6.6 billion, compared to ¥333.7 billion as of March 31, 2016. This was primarily attributable to a smaller impairment of goodwill recognized relating to reporting units within the Global Business Group segment.

Provision (credit) for off-balance sheet credit instruments

We recorded ¥106.6 billion of provision for off-balance sheet credit instruments for the fiscal year ended March 31, 2017 primarily relating to commitments and guarantees extended to large borrowers in the domestic electronic manufacturing industry in financial difficulty.

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

For the fiscal year ended March 31, 2016, we recognized ¥177.8 billion in impairment of goodwill relating to the Krungsri reporting unit within the Global Business Group segment. The economy in China continued to slow down due to weaker investment activity, while decreasing exports adversely affected other Asian economies, including Thailand. As a result of the slowdown in Thailand’s economic growth, Krungsri’s stock price declined from THB44.75 on December 31, 2014 to THB29.75 on December 31, 2015. Since the fair value of the Krungsri reporting unit was estimated based on Krungsri’s stock price, this decline led to a decrease in Krungsri’s market capitalization and negatively affected the fair value of the reporting unit. In light of this situation, the fair value of the reporting unit fell below the carrying amount of the reporting unit. As a result of the required goodwill impairment test, the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

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

Income Tax Expense

The following table shows a summary of our income tax expense for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions, except percentages)
Income before income tax expense	¥2,262.7	¥1,162.7	¥272.5
Income tax expense	666.0	369.4	94.4
Effective income tax rate	29.4%	31.8%	34.7%
Combined normal effective statutory tax rate	35.6%	33.9%	31.5%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2015, 2016 and 2017 are summarized as follows:

	Fiscal years ended March 31,
	2015	2016	2017
Combined normal effective statutory tax rate	35.6%	33.9%	31.5%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.1	0.3	2.0
Impairment of goodwill	—	9.7	0.8
Foreign tax credit and payments	(1.0)	(1.9)	(9.6)
Lower tax rates applicable to income of subsidiaries	(0.1)	(0.2)	(0.2)
Change in valuation allowance	(1.3)	(4.0)	25.4
Nontaxable dividends received	(1.6)	(1.9)	(12.5)
Undistributed earnings of subsidiaries	0.1	0.7	3.5
Tax and interest expense for uncertainty in income taxes	(0.2)	0.0	(0.6)
Noncontrolling interest income (loss)	—	(0.1)	5.4
Enacted change in tax rates	(1.7)	(4.3)	(9.8)
Other—net	(0.5)	(0.4)	(1.2)

Effective income tax rate	29.4%	31.8%	34.7%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 35.6%, 33.9% and 31.5% for the fiscal year ended March 31, 2015, 2016 and 2017. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.

The effective income tax rate for the fiscal year ended March 31, 2017 was 34.7%, 3.2 percentage points higher than the combined normal effective statutory rate of 31.5%. This higher effective income tax rate primarily reflected an increase in the valuation allowance against deferred tax assets which accounted for 25.4% of the difference between the combined normal effective statutory tax rate and the effective income tax rate. The valuation allowance increased ¥60.2 billion to ¥268.5 billion at March 31, 2017 from ¥208.3 billion at March 31, 2016, as a result of an additional valuation allowance related to operating loss carryforwards by a consumer finance subsidiary that we no longer deemed more likely than not to be realized, considering various factors, including the existence of significant amounts of operating loss carryforwards and the operating results over the prior several years of the subsidiary as well as the outlook regarding the subsidiary’s prospective operating performance.

This was partially offset by our receipt of nontaxable dividends, which resulted in a decrease of ¥34.2 billion, or 12.5%, in income tax expense for the fiscal year ended March 31, 2017. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor lowering the effective income tax rate was the revisions of domestic tax laws. In June 2016, the Tokyo Metropolitan Government Bureau of Taxation promulgated revisions to the local tax law. The revisions will reduce the combined normal effective statutory tax rate from approximately 31.5% as of March 31, 2016 to approximately 30.6% starting in a corporation’s fiscal year that begins on or after April 1, 2017. The revisions resulted in a release of net deferred tax liabilities, which had the effect of reducing our income tax expense for the fiscal year ended March 31, 2017 by ¥26.8 billion, or 9.8%.

The effective income tax rate for the fiscal year ended March 31, 2016 was 31.8%, 2.1 percentage points lower than the combined normal effective statutory rate of 33.9%. The lower effective income tax rate was attributable to the effect of changes in tax law, resulting in a 4.3 percentage point decrease in the effective income tax rate. Under the “2016 Tax Reform” enacted by the Japanese Diet on March 29, 2016, the effective statutory rate of corporate income tax will be reduced from approximately 33.9% to 31.5% starting in a corporation’s fiscal year that begins on or after April 1, 2016. The tax reform legislation also includes changes in the limitation on the use of net operating loss carryforwards from 65% to 60% of taxable income for the period between April 1, 2016 and March 31, 2017, and from 50% to 55% for the period between April 1, 2017 and March 31, 2018, respectively, and a one-year reduction in the carryforward period of certain net operating loss carryforwards from ten years to nine years for the period between April 1, 2017 and March 31, 2018. The changes in tax laws resulted in a decrease of ¥50,081 million in income tax expense for the fiscal year ended March 31, 2016.

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

Net income (loss) attributable to noncontrolling interests

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

We recorded net loss attributable to noncontrolling interests of ¥24.6 billion for the fiscal year ended March 31, 2017, compared to net loss attributable to noncontrolling interests of ¥9.1 billion for the previous fiscal year. The larger losses mainly reflected net losses of Mitsubishi UFJ NICOS.

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

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision (credit) for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

Our internal management accounting rules and practices are based on a matrix framework management uses to manage the operations of our group companies. The framework consists of an integrated business group system and an operating entity system. The integrated business group system integrates the operations of our group companies into five business groups—Retail Banking, Corporate Banking, Global, Trust Assets and Global Markets. Under the operating entity system, our group companies are grouped under the major operating subsidiaries as follows: BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries. Our reporting segments are based on the integrated business group system as it reflects management’s view that the operating entities provide financial services and products under unified strategies for each of the integrated business groups as well as on an MUFG group-wide basis. Accordingly, our reporting segments consist of the five core business groups described above, which serve as the core sources of our revenue, as well as “Other,” which represents the operations that are not covered under the five core business groups and the elimination of duplicated amounts of net revenues among business segments as further described below.

The following is a brief explanation of our business segments for the fiscal year ended March 31, 2017:

Retail Banking Business Group—Covers all retail businesses, including commercial banking, trust banking and securities businesses, in Japan. This business group integrates the retail businesses of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covers all Japanese corporate businesses, including commercial banking, investment banking, trust banking and securities businesses, in and outside Japan. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate clients.

Global Business Group—Covers the businesses of BTMU and MUSHD outside Japan, including commercial banking, such as loans, deposits and cash management services, investment banking, retail banking, trust assets, and securities businesses (with the retail banking and trust assets businesses being conducted through

MUFG Union Bank, or MUB, and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

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

Effective April 1, 2016, we made modifications to our internal management accounting rules and practices for MUAH and Krungsri to eliminate the presentation of operating profits for MUAH and Krungsri as sub-categories of the Global Business Group. In prior fiscal years, the presentation of the Global Business Group’s operating profit was broken down into the operating profit attributable to each of MUAH, Krungsri and Other than MUAH/Krungsri. However, management no longer considers the breakdown to reflect the responsibility for profits among MUAH, Krungsri and Other than MUAH/Krungsri, particularly in light of the recent changes to the group company structure in the United States to comply with U.S. Enhanced Prudential Standards.

Effective April 1, 2016, we also made modifications to our internal management accounting rules and practices to clarify the responsibility for profits of each business segment. Net revenues, operating expenses and operating profits (losses) relating to the overseas Japanese corporate business are recorded in both the Corporate Banking Business Group and the Global Business Group. The double-counting of these amounts is eliminated in aggregating the amounts of net revenues, operating expenses and operating profits (losses) of the Retail Banking Business Group, the Corporate Banking Business Group, the Global Business Group and the Trust Assets Business Group, which amounts are shown in the Total of Customer Business column in the tables below. Net revenues, operating expenses and operating profits (losses) relating to the overseas Japanese corporate business were previously recorded only in the Global Business Group. This modification reflected management’s determination that, given the operations of the Corporate Banking Business Group servicing Japanese corporate clients, the Corporate Banking Business Group’s responsibility should be clarified to extend beyond the businesses with Japanese corporate clients in Japan to the businesses with Japanese corporate clients in overseas markets. Effective October 1, 2016, we made additional modifications to refine the definition of the overseas Japanese corporate business. These modifications had the impact of increasing the operating profit of the Corporate Banking Business Group for the fiscal years ended March 31, 2015, 2016 by ¥53.8 billion and ¥26.0 billion, respectively.

We made other modifications to our internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2016, and made additional modifications for similar purposes, effective October 1, 2016. These modifications had the following impact:

•

for the fiscal year ended March 31, 2015, increasing the operating profits of the Global Markets Business Group and Other by ¥1.0 billion and ¥2.5 billion, respectively, and reducing the operating profit of the Global Business Group by ¥3.5 billion; and

•

for the fiscal year ended March 31, 2016, increasing the operating profits of the Global Markets Business Group and Other by ¥0.8 billion and ¥5.4 billion, respectively, and reducing the operating profit of the Global Business Group by ¥6.2 billion.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2015, 2016 and 2017.

For further information, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

The following tables set forth our business segment information for the fiscal years ended March 31, 2015, 2016 and 2017:

	Customer Business
Fiscal year ended March 31, 2015	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,299.4	¥1,148.5	¥1,289.8	¥171.5	¥3,710.0	¥664.3	¥(9.8)	¥4,364.5
BTMU and MUTB:	577.5	946.2	478.2	71.0	1,944.7	497.7	39.7	2,482.1
Net interest income	374.9	404.9	233.9	—	958.2	278.2	172.2	1,408.6
Net fees	190.7	393.3	190.6	71.0	811.5	(34.8)	(78.8)	697.9
Other	11.9	148.0	53.7	—	175.0	254.3	(53.7)	375.6
Other than BTMU and MUTB(2)	721.9	202.3	811.6	100.5	1,765.3	166.6	(49.5)	1,882.4
Operating expenses	958.8	599.9	793.7	103.2	2,310.2	206.0	184.9	2,701.1

Operating profit (loss)	¥340.6	¥548.6	¥496.1	¥68.3	¥1,399.8	¥458.3	¥(194.7)	¥1,663.4

Notes:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥199.2 billion of net revenue, ¥145.4 billion of operating expenses and ¥53.8 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2015. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2016	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,259.2	¥1,090.1	¥1,273.1	¥172.2	¥3,615.7	¥636.1	¥(5.6)	¥4,246.2
BTMU and MUTB:	534.9	872.3	446.9	74.3	1,825.5	453.6	116.9	2,396.0
Net interest income	355.7	366.7	207.9	—	884.8	248.3	193.4	1,326.5
Net fees	171.8	387.8	187.1	74.3	791.2	(23.9)	(73.6)	693.7
Other	7.4	117.8	51.9	—	149.5	229.2	(2.9)	375.8
Other than BTMU and MUTB(2)	724.3	217.8	826.2	97.9	1,790.2	182.5	(122.5)	1,850.2
Operating expenses	972.6	603.8	815.1	102.0	2,340.6	208.6	146.0	2,695.2

Operating profit (loss)	¥286.6	¥486.3	¥458.0	¥70.2	¥1,275.1	¥427.5	¥(151.6)	¥1,551.0

Notes:
(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥178.9 billion of net revenue, ¥152.9 billion of operating expenses and ¥26.0 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2016. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2017	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,198.3	¥1,041.6	¥1,303.7	¥173.1	¥3,539.0	¥582.0	¥(9.1)	¥4,111.9
BTMU and MUTB:	485.9	834.7	444.6	73.0	1,731.3	387.5	71.7	2,190.5
Net interest income	335.3	343.0	213.3	—	844.0	228.0	149.8	1,221.8
Net fees	144.4	402.8	185.1	73.0	775.9	(8.6)	(78.7)	688.6
Other	6.2	88.9	46.2	—	111.4	168.1	0.6	280.1
Other than BTMU and MUTB(2)	712.4	206.9	859.1	100.1	1,807.7	194.5	(80.8)	1,921.4
Operating expenses	973.0	598.4	821.2	112.2	2,348.2	212.9	155.0	2,716.1

Operating profit (loss)	¥225.3	¥443.2	¥482.5	¥60.9	¥1,190.8	¥369.1	¥(164.1)	¥1,395.8

Notes:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥177.7 billion of net revenue, ¥156.6 billion of operating expenses and ¥21.1 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2017. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Retail Banking Business Group

Net revenue of the Retail Banking Business Group decreased ¥60.9 billion to ¥1,198.3 billion for the fiscal year ended March 31, 2017 from ¥1,259.2 billion for the fiscal year ended March 31, 2016. Net revenue of the Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Retail Banking Business Group. The decrease in net revenue was mainly attributable to a decrease in fees and commissions on sales of securities primarily due to weaker customer demand in response to uncertain market conditions as well as a decrease in insurance commissions since the sales of certain types of single premium insurance products were suspended in April 2016 after Japanese government bonds began trading on negative yields. The decrease in net revenue was also attributable to lower net revenue related to operations funded by deposits due to tighter interest rate spreads in the near-zero interest rate environment in Japan.

Operating expenses of the Retail Banking Business Group increased ¥0.4 billion to ¥973.0 billion for the fiscal year ended March 31, 2017 from ¥972.6 billion for the fiscal year ended March 31, 2016. This increase was mainly attributable to investments in a system integration project in our consumer finance subsidiary to establish an efficient and effective business platform for cashless payment and credit card services. The system integration project started in the fiscal year ended March 31, 2017 and is expected to be completed during the fiscal year ended March 31, 2022, for an estimated aggregate budget of ¥157.2 billion.

Operating profit of the Retail Banking Business Group decreased ¥61.3 billion to ¥225.3 billion for the fiscal year ended March 31, 2017 from ¥286.6 billion for the fiscal year ended March 31, 2016.

Corporate Banking Business Group

Net revenue of the Corporate Banking Business Group decreased ¥48.5 billion to ¥1,041.6 billion for the fiscal year ended March 31, 2017 from ¥1,090.1 billion for the fiscal year ended March 31, 2016. Net revenue of the Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Corporate Banking Business Group. The lower net revenue mainly reflected decreases in net revenue related to operations funded by deposits and net revenue from loans to corporate clients due to tighter interest rate spreads in the near-zero interest rate environment in Japan, as well as a decrease in fee income from the sales of derivative instruments. These decreases were offset in part by an increase in fees and commissions from hybrid financing transactions, including syndicated loans to large corporations and small and medium-sized enterprises.

Operating expenses of the Corporate Banking Business Group decreased ¥5.4 billion to ¥598.4 billion for the fiscal year ended March 31, 2017 from ¥603.8 billion for the fiscal year ended March 31, 2016.

Operating profit of the Corporate Banking Business Group decreased ¥43.1 billion to ¥443.2 billion for the fiscal year ended March 31, 2017 from ¥486.3 billion for the fiscal year ended March 31, 2016.

Global Business Group

Net revenue of the Global Business Group increased ¥30.6 billion to ¥1,303.7 billion for the fiscal year ended March 31, 2017 from ¥1,273.1 billion for the fiscal year ended March 31, 2016. Net revenue of the Global Business Group mainly consists of revenues from commercial banking businesses outside of Japan, including loans, deposits and cash management, investment banking, retail banking, trust assets and securities businesses. The higher net revenue was mainly due to the positive impact of improvements in the event-driven financing business in Asia and Oceania, EMEA and the Americas, as well as larger volumes of automobile purchase financing and consumer loans in Krungsri. The positive impact was partially offset by the appreciation of the Japanese yen against other major currencies. Net revenue was also adversely affected by tighter interest rate spreads in China, reflecting intensified competition among lending institutions, and lower volumes of U.S. dollar-denominated lending in China as the Renminbi depreciated against the U.S. dollar.

Operating expenses of the Global Business Group increased ¥6.1 billion to ¥821.2 billion for the fiscal year ended March 31, 2017 from ¥815.1 billion for the fiscal year ended March 31, 2016, reflecting an increase in expenses in Krungsri primarily due to the larger volumes of business and an increase in expenses for global financial regulatory compliance purposes. These increases were partially mitigated by our cost management measures, particularly in the Americas.

Operating profit of the Global Business Group increased ¥24.5 billion to ¥482.5 billion for the fiscal year ended March 31, 2017 from ¥458.0 billion for the fiscal year ended March 31, 2016.

Trust Assets Business Group

Net revenue of the Trust Assets Business Group increased ¥0.9 billion to ¥173.1 billion for the fiscal year ended March 31, 2017 from ¥172.2 billion for the fiscal year ended March 31, 2016. Net revenue of the Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. Net revenue of the Trust Assets Business Group increased mainly due to an increase in income from the fund administration and custody services globally, which was largely offset by a decrease in net revenue attributable to the lower market values of pension funds and investment products, reflecting weaker equity prices in Japan between April 2016 and the U.S. presidential election in November 2016.

Operating expenses of the Trust Assets Business Group increased ¥10.2 billion to ¥112.2 billion for the fiscal year ended March 31, 2017 from ¥102.0 billion for the fiscal year ended March 31, 2016. This was mainly due to the expansion of our fund administration and custody services globally.

Operating profit of the Trust Assets Business Group decreased ¥9.3 billion to ¥60.9 billion for the fiscal year ended March 31, 2017 from ¥70.2 billion for the fiscal year ended March 31, 2016.

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥54.1 billion to ¥582.0 billion for the fiscal year ended March 31, 2017 from ¥636.1 billion for the fiscal year ended March 31, 2016. This was mainly due to a decrease in profits on sales of foreign currency-denominated bonds as we reduced the balance of our foreign government bond portfolio in anticipation of, and reaction to, rising interest rates in the United States.

Operating expenses of the Global Markets Business Group increased ¥4.3 billion to ¥212.9 billion for the fiscal year ended March 31, 2017 from ¥208.6 billion for the fiscal year ended March 31, 2016, reflecting higher costs for a system integration project to enhance coordination and collaboration in the sales and trading business between our commercial banking subsidiaries and our securities subsidiaries as well as higher expenses for financial regulatory compliance purposes.

Operating profit of the Global Markets Business Group decreased ¥58.4 billion to ¥369.1 billion for the fiscal year ended March 31, 2017 from ¥427.5 billion for the fiscal year ended March 31, 2016.

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

Corporate Banking Business Group

Net revenue of the Corporate Banking Business Group decreased ¥58.4 billion to ¥1,090.1 billion for the fiscal year ended March 31, 2016 from ¥1,148.5 billion for the fiscal year ended March 31, 2015. Net revenue of the Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Corporate Banking Business Group. The lower net revenue was mainly due to a decrease in net interest income relating to corporate lending due to reduced interest rate spreads reflecting lower market interest rates, as well as a decrease in fee income from the investment banking businesses such as structured financing in our banking subsidiaries. These decreases were offset in part by increased fee income from the primary business, such as underwriting of equity and debt securities, in our securities subsidiaries.

Operating expenses of the Corporate Banking Business Group increased ¥3.9 billion to ¥603.8 billion for the fiscal year ended March 31, 2016 from ¥599.9 billion for the fiscal year ended March 31, 2015. This increase was mainly due to the higher expenses relating to the overseas Japanese corporate business, reflecting an increase in costs related to regulatory compliance, partially offset by a decrease in expenses resulting from the reduced headcount in domestic branches and a decrease in administrative costs through the implementation of a new system designed to improve the efficiency of daily administrative operations through enhanced collaboration among group companies.

Operating profit of the Corporate Banking Business Group decreased ¥62.3 billion to ¥486.3 billion for the fiscal year ended March 31, 2016 from ¥548.6 billion for the fiscal year ended March 31, 2015.

Global Business Group

Net revenue of the Global Business Group decreased ¥16.7 billion to ¥1,273.1 billion for the fiscal year ended March 31, 2016 from ¥1,289.8 billion for the fiscal year ended March 31, 2015. Net revenue of the Global

Business Group mainly consists of revenues from commercial banking businesses outside of Japan, including loans, deposits and cash management, investment banking, retail banking, trust banking and securities businesses. Net revenue of the Global Business Group was adversely affected by decreases in revenues in China, where economic growth decelerated, in ASEAN, where economic conditions were negatively impacted by the economic slowdown in China and declining oil and other commodity prices. Net revenue of the Global Business Group was also negatively affected by the appreciation of the Japanese yen against other major currencies. These negative effects were partially offset by increased fees from our investment banking and advisory services relating to M&A transactions in the United States and EMEA. Krungsri’s net revenue also increased mainly due to the expanded scope and volume of its business as a result of its integration with BTMU’s Bangkok branch and lower market interest rates that enabled Krungsri to reduce its funding costs.

Operating expenses of the Global Business Group increased ¥21.4 billion to ¥815.1 billion for the fiscal year ended March 31, 2016 from ¥793.7 billion for the fiscal year ended March 31, 2015, mainly due to an increase in salaries in foreign branches of our commercial banking and securities subsidiaries for global financial regulatory compliance purposes, as well as higher costs for enhancing our global financial regulatory compliance system.

Operating profit of the Global Business Group decreased ¥38.1 billion to ¥458.0 billion for the fiscal year ended March 31, 2016 from ¥496.1 billion for the fiscal year ended March 31, 2015.

Trust Assets Business Group

Net revenue of the Trust Assets Business Group increased ¥0.7 billion to ¥172.2 billion for the fiscal year ended March 31, 2016 from ¥171.5 billion for the fiscal year ended March 31, 2015. Net revenue of the Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. Net revenue of the Trust Assets Business Group increased mainly due to an increase in income from the fund administration and custody services globally.

Operating expenses of the Trust Assets Business Group decreased ¥1.2 billion to ¥102.0 billion for the fiscal year ended March 31, 2016 from ¥103.2 billion for the fiscal year ended March 31, 2015.

Operating profit of the Trust Assets Business Group increased ¥1.9 billion to ¥70.2 billion for the fiscal year ended March 31, 2016 from ¥68.3 billion for the fiscal year ended March 31, 2015.

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥28.2 billion to ¥636.1 billion for the fiscal year ended March 31, 2016 from ¥664.3 billion for the fiscal year ended March 31, 2015. This decrease was mainly attributable to higher costs of hedging our exposures relating to our foreign currency denominated bond investment portfolio.

Operating expenses of the Global Markets Business Group increased ¥2.6 billion to ¥208.6 billion for the fiscal year ended March 31, 2016 from ¥206.0 billion for the fiscal year ended March 31, 2015.

Operating profit of the Global Markets Business Group decreased ¥30.8 billion to ¥427.5 billion for the fiscal year ended March 31, 2016 from ¥458.3 billion for the fiscal year ended March 31, 2015.

Geographic Segment Analysis

The table below sets forth our total revenue, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2015, 2016 and 2017. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. In general, we have allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by our foreign operations to the relevant foreign geographical areas. Certain charges, such as most impairment charges on goodwill, are recognized as domestic expenses. For further information, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥3,016.4	¥2,995.6	¥1,903.3

Foreign:
United States of America	715.5	800.7	749.5
Europe	521.4	326.4	330.8
Asia/Oceania excluding Japan	1,087.4	981.1	818.9
Other areas(1)	399.0	309.6	385.0

Total foreign	2,723.3	2,417.8	2,284.2

Total	¥5,739.7	¥5,413.4	¥4,187.5

Income (loss) before income tax expense (benefit):
Domestic	¥1,003.4	¥494.1	¥(442.5)

Foreign:
United States of America	200.2	58.8	72.0
Europe	354.5	120.9	192.6
Asia/Oceania excluding Japan	414.4	319.2	236.3
Other areas(1)	290.2	169.7	214.1

Total foreign	1,259.3	668.6	715.0

Total	¥2,262.7	¥1,162.7	¥272.5

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥410.7	¥185.4	¥(365.7)

Foreign:
United States of America	187.3	173.4	119.2
Europe	309.8	162.6	216.6
Asia/Oceania excluding Japan	358.6	196.7	102.8
Other areas(1)	264.7	84.2	129.8

Total foreign	1,120.4	616.9	568.4

Total	¥1,531.1	¥802.3	¥202.7

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Domestic net income (loss) attributable to Mitsubishi UFJ Financial Group decreased ¥551.1 billion to ¥365.7 billion of net loss for the fiscal year ended March 31, 2017 from ¥185.4 billion of net income for the fiscal year ended March 31, 2016. This was mainly because our domestic commercial banking subsidiaries reported ¥309.9 billion of trading account losses and ¥144.4 billion of foreign exchange losses mainly on securities and derivative contracts for the fiscal year ended March 31, 2017. Domestic interest income also decreased largely due to lower lending volumes.

Foreign net income attributable to Mitsubishi UFJ Financial Group decreased ¥48.5 billion to ¥568.4 billion for the fiscal year ended March 31, 2017 from ¥616.9 billion for the fiscal year ended March 31, 2016. The decrease in foreign net income was mainly due to lower net income in Asia mainly resulting from decreases in interest income and fees on loans in Thailand and China. The decrease in Thailand was mainly attributable to the appreciation of the Japanese yen against the Thai baht during the calendar year 2016 compared to the previous calendar year as well as lower lending volumes to small and medium-sized enterprises and consumers, which were adversely affected by stagnant economic conditions in Thailand. The decrease in China was mainly attributable to tighter interest rate spreads, reflecting intensified competition among lending institutions in China, and lower volumes of U.S. dollar-denominated lending in China as the Renminbi depreciated against the U.S. dollar.

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

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

The average exchange rate for the fiscal year ended March 31, 2017 was ¥108.38 per U.S.$1.00, compared to the average exchange rate of ¥120.14 per U.S.$1.00 for the previous fiscal year. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2016 was ¥108.84 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2015 of ¥121.05 per U.S.$1.00.

The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of decreasing total revenue by ¥305.1 billion, net interest income by ¥195.7 billion and income before income tax expense by ¥97.6 billion, respectively, for the fiscal year ended March 31, 2017.

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

Financial Condition

Total Assets

Our total assets as of March 31, 2017 were ¥297.19 trillion, an increase of ¥4.63 trillion from ¥292.56 trillion as of March 31, 2016. The increase in total assets mainly reflected an increase in cash and due from banks of ¥17.02 trillion, which was partially offset by a decrease in trading account assets of ¥9.51 trillion and a decrease in loans (before allowance for credit losses) of ¥4.58 trillion.

The following table shows our total assets as of March 31, 2016 and 2017 by geographic region based principally on the domicile of the obligors:

	As of March 31,
	2016	2017
	(in trillions)
Japan	¥176.99	¥191.31
Foreign:
United States	52.72	46.05
Europe	26.19	23.82
Asia/Oceania excluding Japan	25.02	25.26
Other areas(1)	11.64	10.75

Total foreign	115.57	105.88

Total	¥292.56	¥297.19

Note:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the exchange rates of the Japanese yen against the U.S. dollar and other foreign currencies. Foreign assets are denominated primarily in the U.S. dollar. The Japanese yen amount of foreign currency-denominated assets decreased as the relevant foreign exchange rates depreciated against the Japanese yen. For example, as of March 31, 2017, the exchange rate was ¥112.19 per U.S.$1.00, as compared with ¥112.68 as of March 31, 2016. This appreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2016 and March 31, 2017 resulted in a ¥30.2 billion decrease in the Japanese yen amount of our total assets as of March 31, 2017.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2016 and 2017, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	As of March 31,
	2016	2017
	(in billions)
Domestic:
Manufacturing	¥12,158.6	¥11,796.8
Construction	913.2	819.3
Real estate	11,175.1	11,622.3
Services	2,503.4	2,549.3
Wholesale and retail	7,891.4	7,970.6
Banks and other financial institutions(1)	5,146.9	5,223.9
Communication and information services	1,509.9	1,634.6
Other industries	14,739.8	8,898.7
Consumer	16,397.6	16,491.0

Total domestic	72,435.9	67,006.5

Foreign:
Governments and official institutions	1,125.0	1,037.8
Banks and other financial institutions(1)	13,654.4	13,845.0
Commercial and industrial	30,056.5	30,279.6
Other	5,818.7	6,334.6

Total foreign	50,654.6	51,497.0

Unearned income, unamortized premium—net and deferred loan fees—net	(299.5)	(288.5)

Total(2)	¥122,791.0	¥118,215.0

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥100.9 billion and ¥185.9 billion as of March 31, 2016 and 2017, respectively, which are carried at the lower of cost or fair value.

Loans are one of our main uses of funds. For the fiscal year ended March 31, 2017, the average balance of loans was ¥117.29 trillion, accounting for 49.0% of the average total interest-earning assets, compared to ¥121.08 trillion, representing 47.9% of the average total interest-earning assets, for the previous fiscal year. As of March 31, 2017, our total loans were ¥118.21 trillion, accounting for 39.8% of total assets, compared to ¥122.79 trillion, accounting for 42.0% of total assets as of March 31, 2016. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, between March 31, 2016 and March 31, 2017, domestic loans decreased from 58.8% to 56.5%, while foreign loans increased from 41.2% to 43.5%.

Our domestic loan balance decreased ¥5.43 trillion, or 7.5%, between March 31, 2016 and March 31, 2017. This was mainly due to a decrease in loans to national government institutions, which are included in the other industries category, since their funding needs declined as their cash flows improved.

Our foreign loan balance increased ¥0.85 trillion, or 1.7%, between March 31, 2016 and March 31, 2017. This was mainly due to increased lending activity in the Americas, particularly in the United States, where economic conditions continued to improve at a moderate pace and lending volumes increased generally across all private industry sectors.

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2016 and 2017:

As of March 31, 2016:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥54,765.8	¥2,077.0	¥703.1	¥57,545.9
Manufacturing	11,129.3	602.1	373.0	12,104.4
Construction	842.1	55.3	15.2	912.6
Real estate	10,540.3	461.3	60.1	11,061.7
Services	2,232.9	216.3	40.5	2,489.7
Wholesale and retail	7,226.2	523.8	132.0	7,882.0
Banks and other financial institutions	5,133.4	12.7	0.7	5,146.8
Communication and information services	1,432.2	51.5	20.3	1,504.0
Other industries	14,611.1	96.5	29.2	14,736.8
Consumer	1,618.3	57.5	32.1	1,707.9
Foreign-excluding MUAH and Krungsri	35,202.1	1,102.4	195.8	36,500.3
Loans acquired with deteriorated credit quality	18.3	16.1	6.0	40.4

Total	¥89,986.2	¥3,195.5	¥904.9	¥94,086.6

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,156.0	¥80.7	¥14,236.7
Card	¥530.9	¥63.0	¥593.9

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,650.7	¥27.1	¥5,373.2	¥126.3	¥177.8	¥9,355.1

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥4,422.0	¥161.5	¥90.8	¥4,674.3

As of March 31, 2017:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥49,572.4	¥2,162.0	¥296.9	¥52,031.3
Manufacturing	10,882.5	821.1	65.1	11,768.7
Construction	753.9	53.3	11.5	818.7
Real estate	11,137.7	352.8	42.3	11,532.8
Services	2,267.2	237.1	31.2	2,535.5
Wholesale and retail	7,403.7	462.6	98.4	7,964.7
Banks and other financial institutions	5,207.8	14.3	0.9	5,223.0
Communication and information services	1,573.5	45.3	15.4	1,634.2
Other industries	8,725.9	125.7	8.1	8,859.7
Consumer	1,620.2	49.8	24.0	1,694.0
Foreign-excluding MUAH and Krungsri	36,134.4	971.2	189.6	37,295.2
Loans acquired with deteriorated credit quality	16.5	12.6	5.1	34.2

Total	¥85,723.3	¥3,145.8	¥491.6	¥89,360.7

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,256.2	¥76.2	¥14,332.4
Card	¥531.4	¥61.8	¥593.2

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,837.8	¥22.9	¥4,879.2	¥133.0	¥151.6	¥9,024.5

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥4,672.4	¥195.5	¥98.3	¥4,966.2

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥43.0 billion and ¥40.5 billion as of March 31, 2016 and 2017, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

Allowance for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2016 and 2017:

Fiscal year ended March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥807.7	¥72.4	¥35.7	¥64.8	¥74.9	¥1,055.5
Provision (credit) for credit losses	117.1	(9.5)	0.9	47.4	76.0	231.9
Charge-offs	116.6	6.7	8.3	5.7	61.5	198.8
Recoveries	21.1	2.4	2.9	2.4	13.0	41.8

Net charge-offs	95.5	4.3	5.4	3.3	48.5	157.0
Others(1)	(12.7)	—	—	(0.5)	(6.1)	(19.3)

Balance at end of fiscal year	¥816.6	¥58.6	¥31.2	¥108.4	¥96.3	¥1,111.1

Fiscal year ended March 31, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥816.6	¥58.6	¥31.2	¥108.4	¥96.3	¥1,111.1
Provision (credit) for credit losses	177.3	12.2	13.3	(0.1)	51.0	253.7
Charge-offs	108.3	5.3	16.3	32.1	51.8	213.8
Recoveries	21.1	1.8	2.0	2.9	16.1	43.9

Net charge-offs	87.2	3.5	14.3	29.2	35.7	169.9
Others(1)	(6.0)	—	—	(5.4)	(1.3)	(12.7)

Balance at end of fiscal year	¥900.7	¥67.3	¥30.2	¥73.7	¥110.3	¥1,182.2

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2016 and 2017 are shown below:

As of March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥642.8	¥39.2	¥21.3	¥13.4	¥14.4	¥731.1
Collectively evaluated for impairment	159.8	17.9	9.9	94.9	81.8	364.3
Loans acquired with deteriorated credit quality	14.0	1.5	0.0	0.1	0.1	15.7

Total	¥816.6	¥58.6	¥31.2	¥108.4	¥96.3	¥1,111.1

Loans:
Individually evaluated for impairment	¥1,347.7	¥140.5	¥78.7	¥100.5	¥43.6	¥1,711.0
Collectively evaluated for impairment	92,698.5	14,085.2	503.7	9,257.8	4,608.6	121,153.8
Loans acquired with deteriorated credit quality	40.4	11.0	11.5	39.8	22.1	124.8

Total(1)	¥94,086.6	¥14,236.7	¥593.9	¥9,398.1	¥4,674.3	¥122,989.6

As of March 31, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥772.8	¥46.5	¥20.6	¥19.2	¥19.0	¥878.1
Collectively evaluated for impairment	115.5	19.2	9.6	54.1	91.2	289.6
Loans acquired with deteriorated credit quality	12.4	1.6	0.0	0.4	0.1	14.5

Total	¥900.7	¥67.3	¥30.2	¥73.7	¥110.3	¥1,182.2

Loans:
Individually evaluated for impairment	¥1,349.6	¥125.6	¥71.9	¥93.5	¥65.0	¥1,705.6
Collectively evaluated for impairment	87,976.9	14,197.0	510.4	8,944.4	4,892.0	116,520.7
Loans acquired with deteriorated credit quality	34.2	9.8	10.9	27.1	9.2	91.2

Total(1)	¥89,360.7	¥14,332.4	¥593.2	¥9,065.0	¥4,966.2	¥118,317.5

Note:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

We recorded ¥253.7 billion of provision for credit losses for the fiscal year ended March 31, 2017, compared to ¥231.9 billion for the previous fiscal year. Our total allowance for credit losses as of March 31, 2017 was ¥1,182.2 billion, an increase of ¥71.1 billion from ¥1,111.1 billion as of March 31, 2016. The total allowance for credit losses represented 1.00% of the total loan balance as of March 31, 2017, compared to 0.90% as of March 31, 2016. Significant trends in each portfolio segment are discussed below.

Commercial segment—A large borrower in the domestic electronics manufacturing industry experienced deterioration in its business and financial performance, resulting in the transfer of the loans to the borrower from the Normal category to the Close Watch category. A large borrower in the trading industry also experienced deterioration in its business and financial performance, resulting in the transfer of the loans to the borrower, which are included in the foreign excluding MUAH and Krungsri category within the segment, from the Normal category to the Likely to become Bankrupt category. These negative factors more than offset the impact of positive factors, including improvements in the credit quality of many borrowers in the energy sector, where oil and other commodity prices were on a recovering trend. In addition, a large borrower in the domestic electronics manufacturing industry and its overseas subsidiaries improved their business and financial performance, resulting in the transfer of the loans to the borrower from the Likely to become Bankrupt category to the Close Watch category. As a result, the ratio of loans classified as Likely to become Bankrupt and Legally/Virtually Bankrupt to total loans decreased to 0.6% as of March 31, 2017 from 1.0% as of March 31, 2016, while the ratio of loans classified as Close Watch to total loans increased to 3.5% as of March 31, 2017 from 3.4% as of March 31, 2016. In light of these and other factors, we recorded a larger provision for credit losses for the fiscal year ended March 31, 2017, compared to the previous fiscal year. The total allowance for credit losses for this segment represented 1.01% of the segment’s total loan balance as of Mach 31, 2017, compared to 0.87% as of March 31, 2016.

Residential segment—We recorded a provision for credit losses for the fiscal year ended March 31, 2017, compared to a credit for credit losses for the previous fiscal year. We updated our future forecast of credit losses with respect to certain individual borrowers by reflecting information relating to more recent transactions with such borrowers. Although the stable corporate environment in recent periods has generally contributed to higher income for borrowers, resulting in an overall improvement in the credit quality of this segment, we recorded provisions for credit losses for some of these individual borrowers. The ratio of loans classified as Nonaccrual to total loans in the segment was 0.5% as of March 31, 2017, compared to 0.6% as of March 31, 2016. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 0.47% as of March 31, 2017 from 0.41% as of March 31, 2016.

Card segment—The stable corporate environment in recent periods has generally contributed to higher income for borrowers but has also begun to have varying degrees of impact on them, resulting in some borrowers becoming delinquent on their interest payments. In light of this and other factors, we recorded a larger provision for credit losses for the fiscal year ended March 31, 2017, compared to the previous fiscal year. In addition, the financial condition of some borrowers in delinquency deteriorated further, resulting in an increase in charge-offs. During the fiscal year ended March 31, 2017, we continued to apply our refined borrower screening, which we had originally implemented in June 2010 under regulatory reforms in the consumer finance industry. As a result of these factors and treatments, the ratio of loans classified as Nonaccrual to total loans in the segment decreased to 10.4% as of March 31, 2017 from 10.6% as of March 31, 2016. The ratio of total allowance for credit losses to the total loan balance in this segment as of March 31, 2017 was 5.09%, compared to 5.25% as of March 31, 2016.

MUAH segment—We recorded a credit for credit losses for the fiscal year ended March 31, 2017, compared to a provision for credit losses for the previous fiscal year. Recovering oil and gas prices helped stabilize the credit quality of many borrowers in the oil and gas sector of MUAH’s loan portfolio, particularly those which are engaged in the petroleum exploration and production business. In the meanwhile, the credit quality of some borrowers in the same sector further deteriorated. In addition, we charged off, or transferred to the loans held for sale category, the loans to some borrowers in the oil and gas industry that were unable to improve their repayment ability. As a result, the ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment decreased to 3.4% as of March 31, 2017 from 3.5% as of March 31, 2016. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.81% as of March 31, 2017, compared to 1.15% as of March 31, 2016.

Krungsri segment—Stagnant economic conditions in Thailand negatively impacted the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio. The ratio of loans classified as Special Mention or below to total loans in the segment increased 0.5 percentage points to 5.9% as of March 31, 2017 from 5.4% as of March 31, 2016. In light of these and other factors, we recorded an additional provision for credit losses for the fiscal year ended March 31, 2017. As a result, the ratio of total allowance for credit losses to the total loan balance in this segment increased to 2.22% as of March 31, 2017 from 2.06% as of March 31, 2016.

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

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report and “—Critical Accounting Estimates—Allowance for Credit Losses” above.

During the fiscal year ended March 31, 2017, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.

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

The allowance for credit losses on off-balance sheet credit instruments was ¥178.1 billion as of March 31, 2017, an increase of ¥105.5 billion from ¥72.6 billion as of March 31, 2016. This increase primarily related to commitments and guarantees extended to large borrowers in the domestic electronic manufacturing industry in financial difficulty.

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

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been modified as a TDR and the borrower is not delinquent under the modified terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring. If the borrower is upgraded to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations), a TDR would be reclassified to accrual status. Once a nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

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

Nonaccrual loans

The following table shows information about the nonaccrual status of loans by class as of March 31, 2016 and 2017:

	As of March 31,
	2016	2017
	(in billions)
Commercial
Domestic	¥702.9	¥471.1
Manufacturing	372.8	185.1
Construction	15.2	15.2
Real estate	60.1	44.4
Services	40.5	38.6
Wholesale and retail	132.0	131.2
Banks and other financial institutions	0.7	2.4
Communication and information services	20.3	18.7
Other industries	29.2	10.0
Consumer	32.1	25.5
Foreign-excluding MUAH and Krungsri	189.8	191.9
Residential	79.8	75.4
Card	62.6	61.4
MUAH	66.6	82.2
Krungsri	85.3	94.9

Total(1)	¥1,187.0	¥976.9

Note:

(1)	The above table does not include loans held for sale of ¥0.4 billion and nil as of March 31, 2016 and 2017, respectively, and loans acquired with deteriorated credit quality of ¥12.8 billion and ¥9.7 billion as of March 31, 2016 and 2017, respectively.

Total nonaccrual loans decreased ¥210.1 billion between March 31, 2016 and March 31, 2017. Significant trends in each portfolio segment are discussed below.

Commercial segment—Nonaccrual loans in the domestic commercial category decreased ¥231.8 billion between March 31, 2016 and March 31, 2017. This decrease was primarily attributable to an upgrade of the internal borrower rating assigned to a large borrower in the domestic electronics manufacturing industry in light of the improvements made in the business and financial performance of the borrower and its overseas subsidiaries, resulting in the transfer of the loans to the borrower from nonaccrual status to accrual status. Nonaccrual loans in the foreign excluding MUAH and Krungsri category increased ¥2.1 billion due to the transfer from accrual status to nonaccrual status of the loans to a large borrower in the trading industry.

Residential segment—Nonaccrual loans in the segment decreased ¥4.4 billion between March 31, 2016 and March 31, 2017 primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers who became current with their payments as the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment.

Card segment—Nonaccrual loans in the segment decreased ¥1.2 billion between March 31, 2016 and March 31, 2017, as a substantial number of borrowers became current with their payments. The continued application of our refined borrower screening and higher income for borrowers in the stable corporate environment had a positive effect on the credit quality of our card loan portfolio.

MUAH segment—Nonaccrual loans in the segment increased ¥15.6 billion between March 31, 2016 and March 31, 2017 primarily as a result of the transfer from the pass and special mention categories to the classified category of loans to certain borrowers in the oil and gas sector, which was negatively impacted by the declines in oil and other commodity prices during the fiscal year ended March 31, 2016.

Krungsri segment—Nonaccrual loans in the segment increased ¥9.6 billion between March 31, 2016 and March 31, 2017 primarily because the credit quality of the small and medium-sized enterprise loan portfolio and the retail and consumer finance loan portfolio was adversely affected by the stagnant economic conditions in Thailand.

Troubled debt restructurings

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2016 and 2017:

	As of March 31,
	2016	2017
	(in billions)
Commercial(1)
Domestic	¥353.6	¥592.6
Manufacturing	133.5	409.4
Construction	10.5	8.9
Real estate	46.2	39.0
Services	43.9	32.9
Wholesale and retail	95.7	83.0
Banks and other financial institutions	0.0	0.0
Communication and information services	6.9	6.1
Other industries	7.7	6.5
Consumer	9.2	6.8
Foreign-excluding MUAH and Krungsri	103.6	96.2
Residential(1)	60.6	50.2
Card(2)	79.3	72.3
MUAH(2)	98.9	69.8
Krungsri(2)	26.4	46.7

Total	¥722.4	¥927.8

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2016 and 2017 are nonaccrual TDRs as follows: ¥41.4 billion and ¥39.7 billion—Card; ¥49.2 billion and ¥45.1 billion—MUAH; and ¥13.8 billion and ¥19.0 billion—Krungsri, respectively.

Total TDRs increased ¥205.4 billion between March 31, 2016 and March 31, 2017. Significant trends in each portfolio segment are discussed below.

Commercial segment—TDRs in the domestic commercial category increased ¥239.0 billion between March 31, 2016 and March 31, 2017. During the fiscal year ended March 31, 2017, we granted a concession in favor of a large borrower in the domestic electronics manufacturing industry on the loans outstanding to the borrower, which had previously been classified as Normal loans, as its business and financial performance deteriorated. We also granted a concession in favor of another large borrower in the domestic electronics manufacturing industry on the loans outstanding to the borrower, which had previously been classified as nonaccrual loans. Later during the same fiscal year, the borrower’s repayment ability improved and, as a result, the loans were reclassified as accrual TDRs.

Residential segment—TDRs in the segment decreased ¥10.4 billion between March 31, 2016 and March 31, 2017 primarily as a result of repayments of loans classified as TDRs.

Card segment—TDRs in the segment decreased ¥7.0 billion between March 31, 2016 and March 31, 2017 mainly due to repayments of loans classified as TDRs pursuant to their respective restructured terms.

MUAH segment—TDRs in the segment decreased ¥29.1 billion between March 31, 2016 and March 31, 2017. The decrease was primarily as a result of repayments of loans classified as accrual TDRs as well as charge-offs or transfers of TDR loans to borrowers in the oil and gas sector to the loans held for sale category.

Krungsri segment—TDRs in the segment increased ¥20.3 billion between March 31, 2016 and March 31, 2017. The increase was primarily because we provided concessions to some borrowers in the small and medium-sized enterprise loan portfolio and the retail and consumer finance loan portfolio, which were adversely affected by the stagnant economic conditions in Thailand.

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

The primary type of concessions we granted to loans in the Commercial and Card segments during the fiscal year ended March 31, 2017 were reductions in the stated rates. During the same fiscal year, extensions of the stated maturity dates were the primary type of concessions we granted to loans in the Residential segment, and payment deferrals were the primary type of concessions we granted to loans in the MUAH and Krungsri segments.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2016 and 2017:

	As of March 31, 2016
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥815.2	¥241.2	¥1,056.4	¥1,101.6	¥467.8
Manufacturing	420.4	85.9	506.3	514.1	283.7
Construction	16.7	8.9	25.6	26.6	7.8
Real estate	67.5	38.9	106.4	113.9	17.1
Services	62.3	22.1	84.4	90.7	27.6
Wholesale and retail	175.0	52.7	227.7	239.7	88.0
Banks and other financial institutions	0.5	0.2	0.7	0.7	0.5
Communication and information services	17.0	10.1	27.1	28.3	11.3
Other industries	30.7	6.2	36.9	38.8	24.5
Consumer	25.1	16.2	41.3	48.8	7.3
Foreign-excluding MUAH and Krungsri	285.3	6.0	291.3	305.0	175.0
Loans acquired with deteriorated credit quality	11.4	—	11.4	21.4	3.3
Residential	133.5	8.5	142.0	173.8	39.6
Card	78.8	0.5	79.3	88.6	21.3
MUAH	68.5	32.0	100.5	108.1	13.4
Krungsri	27.8	16.5	44.3	49.9	14.5

Total(3)	¥1,420.5	¥304.7	¥1,725.2	¥1,848.4	¥734.9

	As of March 31, 2017
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥876.0	¥187.7	¥1,063.7	¥1,107.2	¥608.1
Manufacturing	555.0	39.6	594.6	602.1	411.8
Construction	15.0	9.1	24.1	24.9	9.1
Real estate	53.0	30.3	83.3	90.8	15.0
Services	48.3	23.2	71.5	78.1	31.1
Wholesale and retail	160.5	53.7	214.2	224.2	115.7
Banks and other financial institutions	1.8	0.6	2.4	2.4	1.7
Communication and information services	14.2	10.6	24.8	26.6	10.5
Other industries	10.7	5.8	16.5	17.4	7.2
Consumer	17.5	14.8	32.3	40.7	6.0
Foreign-excluding MUAH and Krungsri	262.9	23.0	285.9	310.0	164.7
Loans acquired with deteriorated credit quality	8.0	—	8.0	11.5	3.6
Residential	120.4	6.6	127.0	154.0	47.0
Card	71.8	0.5	72.3	80.4	20.5
MUAH	77.2	16.3	93.5	113.4	19.2
Krungsri	44.7	20.8	65.5	71.1	19.1

Total(3)	¥1,461.0	¥254.9	¥1,715.9	¥1,847.6	¥882.2

Notes:

(1)	These loans do not require an allowance for credit losses because the recorded investments in the loans equal, or do not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans as of March 31, 2016 and 2017 are accrual TDRs as follows: ¥457.2 billion and ¥688.8 billion—Commercial; ¥60.6 billion and ¥50.2 billion—Residential; ¥37.9 billion and ¥32.6 billion—Card; ¥49.6 billion and ¥24.7 billion—MUAH; and ¥8.5 billion and ¥23.6 billion—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.4 billion and ¥9.9 billion as of March 31, 2016 and 2017, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2016 and 2017:

	Fiscal years ended March 31,
	2016		2017
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,066.6	¥16.6	¥1,137.5	¥14.1
Manufacturing	464.2	5.5	601.2	5.8
Construction	29.6	0.7	26.7	0.4
Real estate	123.2	2.2	96.2	1.6
Services	91.3	2.0	82.0	1.2
Wholesale and retail	249.7	4.3	238.8	3.5
Banks and other financial institutions	4.0	0.1	2.3	0.0
Communication and information services	29.5	0.7	27.5	0.6
Other industries	29.0	0.3	24.7	0.4
Consumer	46.1	0.8	38.1	0.6
Foreign-excluding MUAH and Krungsri	230.0	3.2	291.6	5.1
Loans acquired with deteriorated credit quality	11.5	0.5	10.0	0.4
Residential	154.8	2.9	133.9	1.9
Card	85.0	3.3	75.8	2.5
MUAH	72.0	1.6	91.7	1.7
Krungsri	40.0	2.3	51.6	2.2

Total	¥1,659.9	¥30.4	¥1,792.1	¥27.9

Past due loans

Aging of past due loans by class as of March 31, 2016 and 2017 are shown below:

As of March 31, 2016:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥13.9	¥22.3	¥36.2	¥57,509.7	¥57,545.9	¥6.4
Manufacturing	0.7	4.2	4.9	12,099.5	12,104.4	0.0
Construction	0.4	0.5	0.9	911.7	912.6	—
Real estate	3.2	5.8	9.0	11,052.7	11,061.7	1.9
Services	2.1	1.0	3.1	2,486.6	2,489.7	0.1
Wholesale and retail	2.4	3.3	5.7	7,876.3	7,882.0	0.1
Banks and other financial institutions	—	0.0	0.0	5,146.8	5,146.8	0.0
Communication and information services	1.1	0.4	1.5	1,502.5	1,504.0	0.1
Other industries	0.2	0.1	0.3	14,736.5	14,736.8	—
Consumer	3.8	7.0	10.8	1,697.1	1,707.9	4.2
Foreign-excluding MUAH and Krungsri	17.7	23.5	41.2	36,459.1	36,500.3	—
Residential	79.2	50.5	129.7	14,096.0	14,225.7	40.8
Card	18.2	31.6	49.8	532.6	582.4	—
MUAH	17.2	8.6	25.8	9,331.8	9,357.6	0.3
Krungsri	87.1	70.1	157.2	4,495.0	4,652.2	—

Total	¥233.3	¥206.6	¥439.9	¥122,424.2	¥122,864.1	¥47.5

As of March 31, 2017:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥12.4	¥19.4	¥31.8	¥51,999.5	¥52,031.3	¥5.8
Manufacturing	1.4	1.7	3.1	11,765.6	11,768.7	0.0
Construction	0.3	0.2	0.5	818.2	818.7	—
Real estate	2.7	5.0	7.7	11,525.1	11,532.8	1.5
Services	1.3	3.2	4.5	2,531.0	2,535.5	0.0
Wholesale and retail	1.9	1.9	3.8	7,960.9	7,964.7	0.2
Banks and other financial institutions	0.0	0.0	0.0	5,223.0	5,223.0	—
Communication and information services	0.6	0.2	0.8	1,633.4	1,634.2	—
Other industries	0.3	0.1	0.4	8,859.3	8,859.7	—
Consumer	3.9	7.1	11.0	1,683.0	1,694.0	4.1
Foreign-excluding MUAH and Krungsri	5.3	50.1	55.4	37,239.8	37,295.2	2.2
Residential	78.2	42.4	120.6	14,202.1	14,322.7	31.4
Card	17.5	31.3	48.8	533.5	582.3	—
MUAH	25.2	14.2	39.4	8,998.0	9,037.4	1.2
Krungsri	103.0	73.3	176.3	4,780.7	4,957.0	—

Total	¥241.6	¥230.7	¥472.3	¥117,753.6	¥118,225.9	¥40.6

Notes:

(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include ¥0.7 billion and ¥0.4 billion of FDIC covered loans as of March 31, 2016 and 2017, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Sales of nonperforming loans

The following table presents comparative data relating to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2016	¥13.1	¥4.5	¥8.6	¥(3.7)
For the fiscal year ended March 31, 2017	¥99.0	¥24.0	¥75.0	¥(12.9)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

While we originate various types of loans to corporate and individual borrowers in Japan and overseas in the normal course of business, we dispose of nonperforming loans in order to improve our loan quality. Most of these nonperforming loans are disposed of by sales to third parties without any continuing involvement.

Through the sale of nonperforming loans to third parties, gains or losses may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers.

The principal amount of non-performing loans sold in the fiscal year ended March 31, 2017 increased compared to the previous fiscal year mainly due to the increased sales by MUAH of nonperforming loans outstanding to borrowers in the oil and gas sector.

In connection with the sale of loans, including performing loans, we recorded net gains of ¥12.1 billion and ¥19.4 billion for the fiscal years ended March 31, 2016 and 2017, respectively.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 59.7% as of March 31, 2017 from 63.8% as of March 31, 2016. We also hold Japanese government bonds that are classified as held-to-maturity securities, which accounted for 2.6% of the total investment securities as of March 31, 2017.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2016 and 2017, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes to approximately 10% of our Tier 1 capital over a five year period. During the fiscal year ended March 31, 2017, we sold down ¥150 billion of equity securities held in our strategic equity investment portfolio. As of March 31, 2017, the balance of such securities represented 16.6% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Investment securities decreased ¥2.42 trillion to ¥43.23 trillion as of March 31, 2017 from ¥45.65 trillion as of March 31, 2016, primarily due to a decrease in our holding of Japanese government bonds primarily in response to the Bank of Japan’s monetary policy and measure to purchase such bonds in the market to stimulate the economy by increasing liquidity and also as part of our asset and liability management and interest rate risk management measures.

Investment securities other than available-for-sale or held-to-maturity securities, which are nonmarketable equity securities presented on our consolidated balance sheets as other investment securities, were primarily carried at cost of ¥0.56 trillion as of March 31, 2017 and ¥0.55 trillion as of March 31, 2016, respectively, because their fair values were not readily determinable.

For the fiscal year ended March 31, 2017, losses resulting from impairment of investment securities were ¥33.8 billion, a decrease of ¥3.4 billion compared to the fiscal year ended March 31, 2016. The decrease was mainly due to a smaller impairment losses on nonmarketable equity securities.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale and held-to-maturity securities as of March 31, 2016 and 2017.

	As of March 31,
	2016			2017
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale securities:
Debt securities:
Japanese government and Japanese government agency bonds	¥28,427.2	¥29,127.8	¥700.6	¥25,435.6	¥25,826.3	¥390.7
Japanese prefectural and municipal bonds	441.7	455.0	13.3	1,010.3	1,015.5	5.2
Foreign governments and official institutions bonds	2,046.8	2,074.1	27.3	2,162.9	2,149.9	(13.0)
Corporate bonds	998.6	1,023.3	24.7	1,122.0	1,141.7	19.7
Mortgage-backed securities	1,091.0	1,076.8	(14.2)	1,284.1	1,269.2	(14.9)
Asset-backed securities	1,669.1	1,666.8	(2.3)	1,374.8	1,378.3	3.5
Other debt securities	180.3	182.8	2.5	169.2	170.8	1.6
Marketable equity securities	2,660.0	5,619.6	2,959.6	2,737.0	6,138.4	3,401.4

Total available-for-sale securities	¥37,514.7	¥41,226.2	¥3,711.5	¥35,295.9	¥39,090.1	¥3,794.2

Held-to-maturity debt securities(1)	¥3,866.7	¥3,931.2	¥64.5	¥3,587.3	¥3,637.8	¥50.5

Note:

(1)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on available-for-sale securities increased ¥82.7 billion to ¥3,794.2 billion as of March 31, 2017, from ¥3,711.5 billion as of March 31, 2016. The increase primarily consisted of a ¥441.8 billion increase in net unrealized gains on marketable equity securities, reflecting higher equity prices as of March 31, 2017 compared to March 31, 2016. The increase was offset in part by a ¥309.9 billion decrease in net unrealized gains on Japanese government and Japanese government agency bonds, reflecting a reduction in our holdings of Japanese government bonds to manage the risk of losses resulting from declines in the values of Japanese government bonds in a rising interest rate environment. We also recorded ¥13.0 billion of net unrealized losses on foreign governments and official institutions bonds, particularly U.S. Treasury bonds, compared to ¥27.3 billion of net unrealized gains as of March 31, 2016 as interest rates rose in the United States.

The amortized cost of held-to-maturity securities decreased ¥279.4 billion between March 31, 2016 and March 31, 2017. The decrease was mainly due to early redemption of foreign asset-backed securities. Net unrealized gains on held-to-maturity decreased ¥14.0 billion between March 31, 2016 and March 31, 2017, reflecting lower values of Japanese government bonds.

The following table shows information relating to our investment securities other than available-for-sale or held-to-maturity securities as of March 31, 2016 and 2017:

	As of March 31,
	2016	2017
	(in billions)
Other investment securities:
Nonmarketable equity securities:
Unlisted preferred securities(1)	¥391.4	¥391.4
Others(2)	138.6	138.5
Investment securities held by investment companies and brokers and dealers(3)	24.7	26.3

Total	¥554.7	¥556.2

Notes:
(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash and Due from Banks

Cash and due from banks increased ¥17.02 trillion to ¥25.68 trillion as of March 31, 2017 from ¥8.66 trillion as of March 31, 2016. This increase was mainly because our commercial banking subsidiaries deposited with the Bank of Japan a larger amount of cash received on sales and redemptions of Japanese government bonds as the subsidiaries continued to reduce their holdings of such bonds. Customer deposits in our commercial banking subsidiaries increased mainly due to near-zero interest rates in Japan resulting in a shift in investor preference from investments in money markets to deposits. Cash and due from banks fluctuates significantly from day to day depending upon financial market conditions.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks decreased ¥2.69 trillion to ¥38.33 trillion as of March 31, 2017 from ¥41.02 trillion as of March 31, 2016. This decrease was mainly due to a decrease in interest-earning deposits with the Bank of Japan by our trust banking subsidiaries to reduce the adverse impact of negative interest rates on such deposits. Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions.

Trading Account Assets

Trading account assets decreased ¥9.51 trillion to ¥41.32 trillion as of March 31, 2017 from ¥50.83 trillion as of March 31, 2016. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities decreased ¥6.84 trillion to ¥22.49 trillion as of March 31, 2017 from ¥29.33 trillion as of March 31, 2016. This decrease was mainly due to a reduction in the volume of U.S. Treasury bonds held by our commercial banking subsidiaries, particularly towards the end of the fiscal year, to manage the risk of losses resulting from declines in the values of U.S. Treasury bonds in a rising interest rate environment in the United States. Trading derivative assets decreased ¥2.67 trillion to ¥18.83 trillion as of March 31, 2017 from ¥21.50 trillion as of March 31, 2016. This decrease was mainly attributable to a decrease in the fair values of interest rate derivatives in our commercial banking subsidiaries, reflecting the rise in the yields of 10-year Japanese government bonds from negative rates to around 0.05% after the U.S. presidential election in November 2016.

Investment Securities

Total investment securities decreased ¥2.42 trillion to ¥43.23 trillion as of March 31, 2017 from ¥45.65 trillion as of March 31, 2016. This was mainly due to a reduction in our holding of Japanese government bonds to manage the risk of losses resulting from declines in the values of Japanese government bonds in a rising interest rate environment. Net unrealized gains on available-for-sale securities as of March 31, 2017 were ¥3.79 trillion, an increase of ¥0.08 trillion from ¥3.71 trillion as of March 31, 2016, mainly due to higher equity prices as of March 31, 2017 compared to March 31, 2016. This increase was partially offset by a ¥0.31 trillion decrease in net unrealized gains on Japanese government bonds reflecting the increases in the yields on 10-year Japanese government bonds from negative rates to around 0.05% after the U.S. presidential election in November 2016.

Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets decreased ¥0.08 trillion to ¥0.08 trillion as of March 31, 2017 from ¥0.16 trillion as of March 31, 2016. Deferred tax assets decreased primarily due to recording of additional valuation allowance. Deferred tax liabilities decreased ¥0.23 trillion to ¥0.41 trillion as of March 31, 2017 from ¥0.64 trillion as of March 31, 2016. This was primarily due to a decrease in net unrealized gains on trading securities and investment securities as well as the impact of a release of deferred tax liabilities resulting from the expected reduction in the local tax rate for the fiscal year ending March 31, 2018.

For more information, see “—A. Operating Results—Results of Operations—Income Tax Expense” and Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Total Liabilities

As of March 31, 2017, total liabilities were ¥282.42 trillion, an increase of ¥4.71 trillion from ¥277.71 trillion as of March 31, 2016. This was primarily due to an increase of ¥8.96 trillion in deposits and an increase of ¥5.78 trillion in long-term debt, partially offset by a decrease of ¥9.00 trillion in short-term borrowings.

Deposits

Deposits are our primary source of funds. The balance of domestic deposits increased ¥9.36 trillion to ¥144.84 trillion as of March 31, 2017 from ¥135.48 trillion as of March 31, 2016, while the balance of foreign deposits decreased ¥0.40 trillion to ¥45.56 trillion as of March 31, 2017 from ¥45.96 trillion as of March 31, 2016. The increase in domestic deposits was mainly due to near-zero interest rates in Japan resulting in a shift in investor preference from investments in money markets to deposits, particularly among corporate investors. The decrease in foreign deposits was primarily due to a decrease in the Japanese yen amount of foreign currency-denominated deposits, reflecting the appreciation of the Japanese yen against the relevant foreign currencies.

The total average balance of interest-bearing deposits increased ¥4.10 trillion to ¥155.57 trillion for the fiscal year ended March 31, 2017 from ¥151.46 trillion for the fiscal year ended March 31, 2016.

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

Short-term borrowings decreased ¥9.00 trillion to ¥34.91 trillion as of March 31, 2017 from ¥43.91 trillion as of March 31, 2016. This decrease was primarily attributable to a ¥6.03 trillion decrease in payables under repurchase agreements as investor preference shifted from investments in money markets to deposits in the near-zero interest rate environment in Japan. This decrease was also attributable to a ¥3.00 trillion decrease in due to trust account, as a larger portion of the excess cash funds in MUTB’s trust account, which had temporarily been lent to MUTB’s proprietary account after the Bank of Japan introduced its “quantitative and qualitative monetary easing with negative interest rates” policy in February 2016, was instead invested in the call money market.

Long-term Debt

Long-term debt increased ¥5.78 trillion to ¥27.74 trillion as of March 31, 2017 from ¥21.96 trillion as of March 31, 2016. This increase was due to additional issuances of bonds by us to meet TLAC and other Basel III requirements and an increase in long-term borrowings by our banking subsidiaries to diversify their funding sources.

The average balance of long-term debt for the fiscal year ended March 31, 2017 was ¥24.37 trillion, an increase of ¥4.01 trillion from ¥20.36 trillion for the previous fiscal year.

The senior notes and subordinated bonds that MUFG issued for TLAC and other Basel III compliance purposes are included in long-term debt. See “Recent Developments.”

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased from ¥173.94 trillion for the fiscal year ended March 31, 2016 to ¥181.24 trillion for the fiscal year ended March 31, 2017. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with our average total equity of ¥15.01 trillion, funded 63.7% of our average total assets of ¥307.94 trillion during the fiscal year ended March 31, 2017. Our deposits exceeded our loans before allowance for credit losses by ¥72.19 trillion as of March 31, 2017 compared to ¥58.65 trillion as of March 31, 2016. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between 4 to 10 years. The balance of our short-term borrowings as of March 31, 2017 was ¥34.91 trillion, and the average balance of short-term borrowings for the fiscal year ended March 31, 2017 was ¥41.03 trillion. The balance of our long-term debt as of March 31, 2017 was ¥27.74 trillion, and the average balance of long-term debt for the fiscal year ended March 31, 2017 was ¥24.37 trillion. Liquidity may also be provided by the sale of financial assets, including available-for-sale securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

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

We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. As of March 31, 2017, we held ¥25.83 trillion of Japanese government bonds and government agency bonds as available-for-sale securities. We also regard deposits with the Bank of Japan as buffer assets. Our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines. In addition, our commercial banking subsidiaries manage their funding sources through a liquidity gap, or the excess of cash inflows over cash outflows.

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

Liquidity Requirements for Banking Institutions in Japan

Starting in June 2015, banks and bank holding companies in Japan are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. A minimum LCR of 80% is required in the calendar year 2017, and the required minimum ratio is expected to be raised annually by 10 percentage points to 100% by the calendar year 2019. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio.”

Total Equity

The following table presents a summary of our total equity as of March 31, 2016 and 2017:

	March 31, 2016	March 31, 2017
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,958.9	5,956.6
Retained earnings	4,219.9	4,171.2
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	3,980.3	3,931.6
Net unrealized gains on investment securities, net of taxes	1,995.3	2,032.8
Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities	305.9	248.6
Treasury stock, at cost	(299.7)	(514.0)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,270.6	¥13,985.5
Noncontrolling interests	577.7	779.2

Total equity	¥14,848.3	¥14,764.7

Ratio of total equity to total assets	5.08%	4.97%

Mitsubishi UFJ Financial Group shareholders’ equity decreased ¥285.1 billion to ¥13,985.5 billion as of March 31, 2017 from ¥14,270.6 billion as of March 31, 2016.

Capital surplus decreased ¥2.3 billion to ¥5,956.6 billion as of March 31, 2017 from ¥5,958.9 billion as of March 31, 2016. This decrease was mainly due to our acquisition of shares of certain subsidiaries from non-controlling interests.

Retained earnings decreased ¥48.7 billion to ¥4,171.2 billion as of March 31, 2017 from ¥4,219.9 billion as of March 31, 2016, reflecting the lower net income of our banking and securities subsidiaries for the fiscal year ended March 31, 2017. We decided to pay our year-end dividend of ¥9 per share of common stock for the six months ended March 31, 2017, resulting in an annual dividend of ¥18 per share of common stock for the fiscal year ended March 31, 2017.

Net unrealized gains on investment securities, net of taxes, increased ¥37.5 billion to ¥2,032.8 billion as of March 31, 2017 from ¥1,995.3 billion as of March 31, 2016. The increase was mainly due to higher in equity prices as of March 31, 2017 compared to March 31, 2016.

Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities decreased ¥57.3 billion to ¥248.6 billion as of March 31, 2017 from ¥305.9 billion as of March 31, 2016. The decrease was mainly due to ¥137.3 billion of negative net change in the balance of foreign currency translation adjustments, reflecting the appreciation of the Japanese yen against the U.S. dollar and other major currencies.

Treasury stock increased ¥214.3 billion to ¥514.0 billion as of March 31, 2017 from ¥299.7 billion as of March 31, 2016, mostly as a result of repurchases made under our stock repurchase programs. See “Recent Developments—Implementation of Share Repurchase Programs.”

As a result of the foregoing, total equity decreased ¥83.6 billion to ¥14,764.7 billion as of March 31, 2017 from ¥14,848.3 billion as of March 31, 2016. The ratio of total equity to total assets decreased 0.11 percentage points to 4.97% as of March 31, 2017 from 5.08% as of March 31, 2016.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities, which are classified as available-for-sale investment securities, have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of available-for-sale investment securities as of March 31, 2016 and 2017:

	March 31, 2016	March 31, 2017
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥1,995.3	¥2,032.8
Accumulated net unrealized gains to total equity	13.44%	13.77%

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

Effective March 31, 2016, the FSA’s capital conservation buffer, global systematically important bank, or G-SIB, surcharge, and countercyclical buffer requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements are currently being phased in and, as of March 31, 2017, we are required to maintain a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. As of the same date, no countercyclical buffer is applicable to us. When fully implemented on March 31, 2019, we will be required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5%, and a countercyclical buffer of up to 2.5%, assuming we will be in Bucket 2 of the G-SIB list. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2017, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.8%.

Leverage Requirements for Banking Institutions in Japan

We are required to disclose our consolidated leverage ratio calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. The details of the leverage ratio requirements are currently under discussion by global standard-setting organizations, including the Group of Central Bank Governors and Heads of Supervision and the Basel Committee of Banking Supervision. The final leverage ratio requirements, including the currently expected minimum leverage ratio of 3% and any additional requirements for G-SIBs, are expected to be implemented in the calendar year 2018. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

Capital Ratios and Leverage Ratios of MUFG

The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios and leverage ratios in accordance with Basel III as of March 31, 2016 and 2017. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2016	Minimum capital ratios required(1)	As of March 31, 2017	Minimum capital ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,039.8		¥13,413.8
Additional Tier 1	1,799.4		1,818.6
Tier 1 capital	14,839.2		15,232.4
Tier 2 capital	3,102.5		2,843.6
Total capital	¥17,941.8		¥18,076.1
Risk-weighted assets	¥112,064.3		¥113,986.3
Capital ratios:
Common Equity Tier 1 capital	11.63%	5.50%	11.76%	6.50%
Tier 1 capital	13.24	7.00	13.36	8.00
Total capital	16.01	9.00	15.85	10.00
Leverage ratio	4.79	—	4.81	—

Note:

(1)	Effective March 31, 2016, the FSA’s capital conservation buffer, G-SIB surcharge and countercyclical buffer requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As of March 31, 2016, the minimum capital ratios required included a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375%. As of the same date, no countercyclical buffer was required. As of March 31, 2017, the minimum capital ratios required included a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75%. As of the same date, no countercyclical buffer was required.

Management believes that, as of March 31, 2017, we were in compliance with all capital adequacy requirements to which we were subject.

Our Common Equity Tier 1 capital ratio as of March 31, 2017 was higher compared to the ratio as of March 31, 2016 due to an increase in our Common Equity Tier 1 capital, more than offsetting the impact of higher risk-weighted assets. The increase in our Common Equity Tier 1 capital was mainly due to an increase in retained earnings and an increase in the amount of other comprehensive income used for the calculation of capital. The higher risk-weighted assets mainly reflected an increase in credit risk caused by the higher loan balance and the higher stock values.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios and leverage ratios of BTMU and MUTB in accordance with Basel III as of March 31, 2016 and 2017. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2016	Minimum capital ratios required	As of March 31, 2017	Minimum capital ratios required
Consolidated:
BTMU
Common Equity Tier 1 capital ratio	11.08%	4.50%	11.14%	4.50%
Tier 1 capital ratio	12.71	6.00	12.70	6.00
Total capital ratio	15.66	8.00	15.28	8.00
Leverage ratio	4.79	—	4.73	—
MUTB
Common Equity Tier 1 capital ratio	16.01	4.50	15.87	4.50
Tier 1 capital ratio	16.82	6.00	16.94	6.00
Total capital ratio	19.97	8.00	19.80	8.00
Leverage ratio	4.28	—	4.52	—
Stand-alone:
BTMU
Common Equity Tier 1 capital ratio	12.30	4.50	12.04	4.50
Tier 1 capital ratio	14.25	6.00	13.88	6.00
Total capital ratio	17.51	8.00	16.70	8.00
MUTB
Common Equity Tier 1 capital ratio	16.58	4.50	16.35	4.50
Tier 1 capital ratio	17.45	6.00	17.45	6.00
Total capital ratio	21.08	8.00	20.48	8.00

Management believes that, as of March 31, 2017, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan

The following table presents the LCRs of MUFG, BTMU and MUTB in accordance with Basel III as adopted by the FSA for the three months ended March 31, 2016 and 2017. The figures underlying the ratio were calculated in accordance with Japanese banking regulations. The percentages in the table below are rounded down. The minimum ratios required during the period from January 1 to December 31, 2016 and 2017 were 70% and 80%, respectively.

	Three months ended March 31,
	2016(1,3)	2017(2,3)
MUFG (consolidated)	130.0%	137.9%
BTMU (consolidated)	133.9	149.3
BTMU (stand-alone)	144.2	160.4
MUTB (consolidated)	119.4	115.6
MUTB (stand-alone)	135.9	129.5

Notes:

(1)	Each of the ratios is calculated as the monthly average balance of High-Quality Liquid Assets as of the end of January, February and March 2016 divided by the monthly average amount of net cash outflows for the same three months.

(2)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 3, 2017 and March 31 2017 divided by the average amount of net cash outflows for the same sixty one business days.
(3)	The LCR was calculated as an average based on monthly values in accordance with the transitional measure under the Japanese banking regulations until December 31, 2016. Starting on January 1, 2017, the LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.

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

In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, BTMU and MUTB are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUAH and MUB, both subsidiaries of BTMU, calculated in accordance with applicable U.S. banking regulations as of December 31, 2015 and 2016:

	As of December 31, 2015	Minimum capital ratios required as of December 31, 2015	As of December 31, 2016	Minimum capital ratios required as of December 31, 2016(1)	Ratio OCC requires to be “well capitalized” as of December 2016
MUAH:
Tier I capital (to risk-weighted assets)	13.64%	6.000%	14.77%	6.625%	—
Tier I capital (to quarterly average assets)(2)	11.40	4.000	9.92	4.000	—
Total capital (to risk-weighted assets)	15.56	8.000	16.45	8.625	—
Common Equity Tier I Capital (to risk-weighted assets)	13.63	4.500	14.77	5.125	—
MUB:
Tier I capital (to risk-weighted assets)	13.18%	6.000%	14.61%	6.625%	8.0%
Tier I capital (to quarterly average assets)(2)	11.03	4.000	11.46	4.000	5.0
Total capital (to risk-weighted assets)	14.91	8.000	16.29	8.625	10.0
Common Equity Tier I Capital (to risk-weighted assets)	13.18	4.500	14.61	5.125	6.5

Notes:

(1)	Beginning January 1, 2016, the minimum capital requirement includes a capital conservation buffer of 0.625%.
(2)	Excludes certain deductions.

Management believes that, as of December 31, 2016, MUAH and MUB were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2015 and 2016, the OCC categorized MUB as “well-capitalized.” To be categorized as “well-capitalized,” MUB must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There have been no conditions or events since December 31, 2016 that would cause management to believe that MUB’s category has changed.

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

Capital Ratio of MUMSS

As of March 31, 2017, MUMSS’ capital accounts less certain fixed assets of ¥426.1 billion on a stand-alone basis represented 323.0% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, MUMSS’ capital accounts less certain fixed assets of ¥451.2 billion on a consolidated basis represented 324.7% of the total amounts equivalent to market, counterparty credit and operations risks. As of March 31, 2016, MUMSS’ capital accounts less certain fixed assets of ¥416.1 billion on a stand-alone basis represented 278.1% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, MUMSS’ capital accounts less certain fixed assets of ¥441.1 billion on a consolidated basis represented 279.3% of the total amounts equivalent to market, counterparty credit and operations risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.

For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of income included elsewhere in this Annual Report. The following table summarizes the changes in the fair value of non-exchange traded contracts for the fiscal years ended March 31, 2016 and 2017:

	Fiscal years ended March 31,
	2016	2017
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥1,573	¥4,790
Changes attributable to contracts realized or otherwise settled during the fiscal year	4,578	920
Fair value of new contracts entered into during the fiscal year	—	—
Other changes in fair value, principally revaluation at end of fiscal year	(1,361)	(1,337)

Net fair value of contracts outstanding at end of fiscal year	¥4,790	¥4,373

The following table summarizes the maturities of non-exchange traded contracts as of March 31, 2017:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥1,506	¥92
Maturity less than 3 years	2,364	410
Maturity less than 5 years	8	1
Maturity 5 years or more	—	(8)

Total fair value	¥3,878	¥495

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The following table summarizes these commitments as of March 31, 2017:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,494	¥926	¥355	¥3,775
Performance guarantees	2,037	836	95	2,968
Derivative instruments	16,590	20,717	6,942	44,249
Liabilities of trust accounts	6,568	668	2,325	9,561
Others	—	1	4	5

Total guarantees	27,689	23,148	9,721	60,558

Other off-balance sheet instruments:
Commitments to extend credit	55,913	26,061	2,360	84,334
Commercial letters of credit	811	389	14	1,214
Commitments to make investments	9	57	69	135
Others	1	5	7	13

Total other off-balance sheet instruments	¥56,734	¥26,512	¥2,450	¥85,696

See Note 25 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance sheet instruments.

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. As of March 31, 2017, approximately 58% of these commitments have an expiration date within one year, 34% have an expiration date from one year to five years, and 8% have an expiration date after five years. Risks relating to off-balance sheet instruments are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The fees generated specifically from off-balance sheet arrangements are not a dominant source of our overall fees and commissions.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. For further information, see Note 26 to our consolidated financial statements included elsewhere in this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual obligations outstanding as of March 31, 2017:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual obligations:
Time deposit obligations	¥57,956	¥9,083	¥1,823	¥872	¥69,734
Estimated interest expense on time deposit obligations(1)	117	17	4	0	138
Long-term debt obligations	2,621	6,393	11,726	7,000	27,740
Capital lease obligations	4	6	3	4	17
Operating lease obligations	94	139	115	336	684
Purchase obligations	41	41	65	33	180

Total(2)(3)	¥60,833	¥15,679	¥13,736	¥8,245	¥98,493

Notes:

(1)	Contractual obligations related to estimated interest expense on time deposit obligations are calculated by applying the March 31, 2017 weighted-average interest rate on outstanding time deposits.
(2)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding as of March 31, 2017. We expect to contribute approximately ¥90.5 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2018. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(3)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefits. The total amount of the liabilities for unrecognized tax benefits is ¥7.9 billion as of March 31, 2017. Among the liabilities for unrecognized tax benefits, it is reasonably possible that the unrecognized tax benefits will decrease by an amount not exceeding ¥1.0 billion during the next twelve months. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

Directors

The following table sets forth the members of our board of directors as of June 29, 2017, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Hiroshi Kawakami (May 3, 1949)	Director (Outside Director)	April 1972	Joined Toyota Motor Corporation
		June 2003	Managing Officer of TOYOTA MOTOR CORPORATION (TOYOTA)
		June 2007	Senior Managing Director of TOYOTA
		June 2008	Vice President of Toyota Tsusho Corporation
		June 2009	President & CEO of Central Japan International Airport Co., Ltd.
		June 2015	Senior Advisor of Central Japan International Airport Co., Ltd.
Outside director of MUFG (incumbent)
		June 2016	Outside director of AT-Group Co., Ltd (incumbent)
		June 2017	Advisor of Central Japan International Airport Co., Ltd. (incumbent)

Yuko Kawamoto (May 31, 1958)	Director (Outside Director)	April 1982	Joined The Bank of Tokyo, Ltd.
		April 1986	Resigned from The Bank of Tokyo, Ltd.
		September 1988	Joined McKinsey & Company, Inc.
		July 2001	Senior Expert of McKinsey & Company, Inc., Tokyo office
		March 2004	Resigned from McKinsey & Company, Inc.
		April 2004	Professor at Waseda Graduate School of Finance, Accounting and Law (current Business and Finance) (incumbent)
		June 2004	Outside director of Osaka Exchange, Inc. (current Japan Exchange Group, Inc.)
		June 2006	Outside Audit & Supervisory Board member of Tokio Marine Holdings, Inc. (incumbent)
		January 2013	Outside director of Japan Exchange Group, Inc.
		June 2013	Director of MUFG
		June 2014	Retired from outside director of Japan Exchange Group, Inc.
		June 2016	Outside director of MUFG (incumbent)

Haruka Matsuyama (August 22, 1967)	Director (Outside Director)	April 1995	Assistant Judge, Tokyo District Court
		July 2000	Registered as an attorney at law, member of the Daini Tokyo Bar Association
Joined Hibiya Park Law Offices
		January 2002	Partner of Hibiya Park Law Offices (incumbent)
		June 2012	Outside Corporate Auditor of Vitec Co., Ltd.

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2013	Outside director of T&D Holdings, Inc. (incumbent)
		June 2014	External Audit & Supervisory Board member of MITSUI & CO., LTD. (incumbent)
Outside director of MUFG (incumbent)
		June 2015	Outside director of Vitec Co., Ltd. (current VITEC HOLDINGS CO., LTD.) (incumbent)

Toby S. Myerson (July 20, 1949)	Director (Outside Director)	September 1977	Registered as an attorney at law, admitted in States of California and New York in the United States
		October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		April 1989	Managing Director of Wesserstein Perella & Co. Inc
		November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 2014	Outside director of MUFG Union Bank, N.A. (MUB) (incumbent)
		December 2016	Retired from Paul, Weiss, Rifkind, Wharton & Garrison LLP
		January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
		February 2017	Outside director of MUFG Americas Holdings Corporation (MUAH) (incumbent)
		June 2017	Outside director of MUFG (incumbent)

Tsutomu Okuda (October 14, 1939)	Director (Outside Director)	April 1964	Joined The Daimaru, Inc.
		September 1991	Managing Director of Daimaru Australia Pty. Ltd.
		May 1995	Director of The Daimaru, Inc.
		May 1996	Managing Director of The Daimaru, Inc.
		March 1997	President of The Daimaru, Inc.
		May 2003	Chairman & CEO of The Daimaru, Inc.
		September 2007	Chairman of The Daimaru, Inc.
President & CEO of J. Front Retailing Co., Ltd.
		March 2010	Chairman & CEO of J. Front Retailing Co., Ltd.
		April 2013	Director and Senior Advisor of J. Front Retailing Co., Ltd.
		May 2014	Senior Advisor of J. Front Retailing Co., Ltd. (incumbent)
		June 2014	Outside director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Yukihiro Sato (March 12, 1947)	Director (Outside Director)	April 1969	Joined Mitsubishi Electric Corporation
		June 2001	Director and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		April 2003	Managing Director and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		June 2003	Director, Senior Executive Officer and General Manager, Corporate Accounting Division of Mitsubishi Electric Corporation
		April 2005	Director and Senior Vice President of Mitsubishi Electric Corporation
		April 2007	Director, Representative Executive Officer and Executive Vice President of Mitsubishi Electric Corporation
		April 2009	Director of Mitsubishi Electric Corporation
		June 2009	Senior Corporate Advisor of Mitsubishi Electric Corporation
		June 2013	Special Adviser of Mitsubishi Electric Corporation
		June 2014	Outside Corporate Auditor of MUFG
		July 2014	Adviser of Mitsubishi Electric Corporation (incumbent)
		June 2015	Outside director of MUFG (incumbent)

Tarisa Watanagase (November 30, 1949)	Director (Outside Director)	June 1975	Joined the Bank of Thailand
		January 1988	Economist, International Monetary Fund (on secondment)
		October 2002	Deputy Governor of the Bank of Thailand
		November 2006	Governor of the Bank of Thailand
		September 2010	Retired from the Bank of Thailand
		March 2013	Outside director of the Siam Cement Public Company Limited (incumbent)
		June 2017	Outside director of MUFG (incumbent)

Akira Yamate (November 23, 1952)	Director (Outside Director)	November 1977	Joined Price, Waterhouse & Co. Japan
		March 1983	Registered as Certified Public Accountant in Japan
		July 1991	Representative Partner of Aoyama Audit Corporation
Partner of Price Waterhouse
		April 2000	Representative Partner of Chuo Aoyama Audit Corporation
Partner of PricewaterhouseCoopers
		September 2006	Representative Partner of PricewaterhouseCoopers Aarata

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2013	Resigned from PricewaterhouseCoopers Aarata
External Audit & Supervisory Board member of Nomura Real Estate Holdings, Inc.
External Audit & Supervisory Board member of Nomura Real Estate Development, Co., Ltd.
		June 2015	Retired from External Audit & Supervisory Board member of Nomura Real Estate Development, Co., Ltd.
Outside director of MUFG (incumbent)
External director of Nomura Real Estate Holdings, Inc. (incumbent)
External member of Board of Statutory Auditors, Prudential Holdings of Japan, Inc. (incumbent)

Takehiko Shimamoto (November 15, 1959)	Director	April 1982	Joined The Mitsubishi Bank, Limited
		April 2008	Executive Officer of BTMU
Executive Officer of MUFG
		May 2012	Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2012	Managing Director of BTMU
		June 2015	Corporate Auditor of MUMSS Corporate Auditor of MUSHD Director of MUFG (incumbent)

Junichi Okamoto (November 9, 1957)	Director	April 1980	Joined The Toyo Trust and Banking Company, Limited
		June 2008	Executive Officer of MUTB
		June 2010	Managing Executive Officer of MUTB
Executive Officer of MUFG
		June 2012	Senior Managing Executive Officer of MUTB
		June 2013	Deputy President of MUTB
Director of MUFG
		June 2015	Senior Managing Executive Officer of MUFG
		June 2016	Director, Deputy President, and Executive Officer of MUTB
		June 2017	Director of MUFG (incumbent)

Kiyoshi Sono (April 18, 1953)	Director Chairman (Representative Corporate Executive Officer)	April 1976	Joined The Sanwa Bank, Limited
		May 2004	Executive Officer of UFJ Bank Limited
		January 2006	Executive Officer of BTMU
		May 2006	Managing Executive Officer of BTMU
		May 2010	Senior Managing Executive Officer of BTMU
		May 2012	Managing Officer of MUFG
		June 2012	Deputy President of BTMU
		May 2014	Deputy Chairman of BTMU (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2014	Chairman of MUFG Director of Mitsubishi UFJ NICOS (incumbent)
		June 2015	Director, Chairman of MUFG (incumbent)

Takashi Nagaoka (March 3, 1954)	Director Deputy Chairman (Representative Corporate Executive Officer)	April 1976	Joined The Mitsubishi Bank, Limited
		June 2003	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (BTM)
		January 2006	Executive Officer of BTMU
		May 2006	Managing Executive Officer of BTMU
		April 2008	Managing Officer of MUFG
		June 2008	Managing Director of BTMU
		May 2010	Senior Managing Executive Officer of BTMU
		June 2011	Deputy President of BTMU
		June 2014	Advisor of MUSHD
Advisor of MUMSS
President & CEO of MUMSS (incumbent)
President & CEO of MUSHD (incumbent)
Director of MUFG
		June 2015	Director, Deputy Chairman of MUFG (incumbent)

Mikio Ikegaya (July 6, 1958)	Director Deputy Chairman (Representative Corporate Executive Officer)	April 1981	Joined The Mitsubishi Trust and Banking Corporation (MTB)
		June 2008	Executive Officer of MUTB
Executive Officer of MUFG
		June 2011	Managing Director of MUTB
Managing Officer of MUFG
		June 2012	Managing Executive Officer of MUTB
Executive Officer of MUFG
		June 2013	Senior Managing Executive Officer of MUTB
		June 2015	Senior Managing Director of MUTB
Managing Officer of MUFG
		April 2016	President & CEO of MUTB (incumbent)
Deputy Chairman of MUFG
		June 2016	Director, Deputy Chairman of MUFG (incumbent)

Kanetsugu Mike (November 4, 1956)	Director Deputy Chairman (Representative Corporate Executive Officer)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Executive Officer of BTM
Executive Officer of Mitsubishi Tokyo Financial Group, Inc. (MTFG)
		May 2009	Managing Executive Officer of BTMU
		May 2011	Managing Officer of MUFG
		June 2011	Managing Director of BTMU
		May 2013	Senior Managing Executive Officer of BTMU
		October 2015	Executive Chairman of MUAH
Executive Chairman of MUB

Name (Date of Birth)	Position in MUFG	Business Experience
		May 2016	Deputy President and Executive Officer of BTMU
Senior Managing Executive Officer of MUFG
		June 2016	Deputy President of BTMU
		June 2017	President & CEO of BTMU (incumbent)
Deputy Chairman of MUFG
Director, Deputy Chairman of MUFG (incumbent)

Nobuyuki Hirano (October 23, 1951)	Director President & Group CEO (Representative Corporate Executive Officer)	April 1974	Joined The Mitsubishi Bank, Limited
		June 2001	Executive Officer of BTM
		July 2004	Executive Officer of MTFG
		May 2005	Managing Executive Officer of BTM
		June 2005	Managing Director of BTM
Director of MTFG
		October 2005	Director of MUFG
		January 2006	Managing Director of BTMU
		October 2008	Senior Managing Director of BTMU
		June 2009	Deputy President of BTMU
Managing Officer of MUFG
		June 2010	Director of MUFG
		October 2010	Deputy President of MUFG
		April 2012	President of BTMU
Director of MUFG
		April 2013	President & CEO of MUFG
		June 2015	Director, President & Group CEO of MUFG (incumbent)
		November 2015	Director of Morgan Stanley (incumbent)
		April 2016	Chairman of BTMU (incumbent)

Tadashi Kuroda (June 7, 1958)	Director Senior Managing Executive Officer (Group CSO & Group Chief Human Resources Officer, or Group CHRO)	April 1981	Joined The Sanwa Bank, Limited
		April 2008	Executive Officer of BTMU
		June 2011	Senior Managing Executive Officer of Mitsubishi UFJ Research and Consulting Co., Ltd. (MURC)
Director and Senior Managing Executive Officer of MURC
		May 2013	Managing Executive Officer of BTMU
		May 2014	Managing Officer of MUFG
		June 2014	Director of MUTB (incumbent)
Managing Director of MUFG
		May 2015	Senior Managing Director of MUFG
		June 2015	Senior Managing Director of BTMU (incumbent)
Director, Senior Managing Executive Officer of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Muneaki Tokunari (March 6, 1960)	Director Senior Managing Executive Officer (Group CFO)	April 1982	Joined MTB
		June 2009	Executive Officer of MUTB
Executive Officer of MUFG
		June 2011	Managing Executive Officer of MUTB
		April 2012	Managing Director of MUTB
		June 2012	Director of MUFG
		June 2013	Senior Managing Director of MUTB
		June 2014	Managing Officer of MUFG
		June 2015	Managing Director of BTMU
Director, Managing Executive Officer of MUFG
		May 2016	Senior Managing Director of BTMU (incumbent)
Director, Senior Managing Executive Officer of MUFG (incumbent)

Masamichi Yasuda (August 22, 1960)	Director Senior Managing Executive Officer (Group CRO)	April 1983	Joined The Bank of Tokyo, Ltd
		June 2009	Executive Officer of BTMU, seconded to Union Bank
		May 2011	Executive Officer of MUFG
		May 2014	Managing Executive Officer of BTMU
		May 2015	Managing Officer of MUFG
		June 2015	Managing Director of BTMU
Director of MUSHD (incumbent)
Director, Managing Executive Officer of MUFG
		May 2017	Senior Managing Director of BTMU (incumbent)
Director, Senior Managing Executive Officer of MUFG (incumbent)

Corporate Executive Officers

The following table sets forth our corporate executive officers as of June 29, 2017, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kiyoshi Sono (April 18, 1953)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Takashi Nagaoka (March 3, 1954)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Mikio Ikegaya (July 6, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Kanetsugu Mike (November 4, 1956)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Nobuyuki Hirano (October 23, 1951)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Tadashi Kuroda (June 7, 1958)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Name (Date of Birth)	Position in MUFG	Business Experience
Saburo Araki (August 6, 1957)	Senior Managing Executive Officer (Group Head, Corporate Banking Business Group)	April 1981	Joined The Mitsubishi Bank, Limited
		June 2007	Executive Officer of BTMU
		May 2009	Executive Officer of MUFG
		May 2011	Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2012	Managing Director of BTMU
Director of MUFG
		June 2014	Managing Officer of MUFG
		May 2015	Senior Managing Director of BTMU
		June 2015	Senior Managing Executive Officer of MUFG (incumbent)
		May 2016	Deputy President of BTMU (incumbent)

Muneaki Tokunari (March 6, 1960)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Eiichi Yoshikawa (July 14, 1956)	Senior Managing Executive Officer (Group Head, Global Business Group)	April 1981	Joined The Bank of Tokyo, Ltd.
		June 2007	Executive Officer of BTMU
		May 2012	Managing Executive Officer of BTMU
		May 2014	Managing Officer of MUFG
		May 2015	Senior Managing Executive Officer of BTMU
		May 2016	Senior Managing Executive Officer of MUFG (incumbent)
		June 2016	Senior Managing Director of BTMU
		May 2017	Deputy President of BTMU (incumbent)

Shigeru Asai (June 8, 1960)	Senior Managing Executive Officer (Group Head, Global Markets Business Group)	April 1983	Joined The Sanwa Bank, Limited
		June 2009	Executive Officer of BTMU
Executive Officer of MUFG
		May 2013	Managing Executive Officer of BTMU
		April 2014	Advisor of MUMSS
Senior Executive Officer of MUSHD (incumbent)
		May 2014	Deputy President of MUMSS (incumbent)
Managing Officer of MUFG
		June 2017	Senior Managing Executive Officer of MUFG (incumbent)

Akira Hamamoto (May 19, 1960)	Senior Managing Executive Officer (Group CCO & Group CLO)	April 1983	Joined The Tokai Bank, Ltd
		June 2010	Executive Officer of MUFG
		May 2011	Executive Officer of BTMU
		May 2013	Managing Executive Officer of BTMU
		May 2015	Managing Officer of MUFG
		June 2015	Managing Director of BTMU
Managing Executive Officer of MUFG
		May 2017	Senior Managing Director of BTMU (incumbent)
Senior Managing Executive Officer of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Masamichi Yasuda (August 22, 1960)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.

Atsushi Murakami (May 9, 1961)	Managing Executive Officer (Group Head, Retail Banking Business Group)	April 1984	Joined The Sanwa Bank, Limited
		June 2010	Executive Officer of BTMU
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BTMU
		May 2016	Managing Executive Officer of MUFG (incumbent)
		June 2016	Managing Director of BTMU (incumbent)

Shigeru Yoshifuji (June 29, 1962)	Managing Executive Officer (Group Chief Audit Officer, or CAO) General Manager, Internal Audit Division	April 1987	Joined The Mitsubishi Bank, Limited
		May 2010	General Manager, Credit Portfolio Management Division of BTMU
		May 2012	General Manager, Corporate Risk Management Division of BTMU
General Manager, Corporate Risk Management Division of MUFG
		June 2012	Executive Officer of BTMU
Executive Officer of MUFG
		May 2016	Managing Executive Officer of MUFG (incumbent)

Hironori Kamezawa (November 18, 1961)	Managing Executive Officer (Group Chief Information Officer, or CIO & Group Chief Digital Transformation Officer, or CDTO)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BTMU
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BTMU
Managing Officer of MUFG
		July 2014	Deputy CEO of Americas at MUB
		May 2017	Managing Executive Officer of MUFG (incumbent)
		June 2017	Managing Director of BTMU (incumbent)

Sunao Yokokawa (December 10, 1963)	Managing Executive Officer (Group Head, Trust Assets Business Group)	April 1986	Joined MTB
		June 2012	Executive Officer of MUTB
		May 2014	Executive Officer of MUFG
		June 2015	Managing Executive Officer of MUTB
		June 2017	Director and Managing Executive Officer of MUTB (incumbent)
Managing Executive Officer of MUFG (incumbent)

The board of directors and corporate executive officers may be contacted through our headquarters at Mitsubishi UFJ Financial Group, Inc., 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

No family relationship exists among any of our directors or corporate executive officers.

B.	Compensation

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation, by MUFG and its subsidiaries during the fiscal year ended March 31, 2017 to our directors (excluding outside directors), to corporate executive officers and to outside directors, was ¥325 million, ¥1,644 million and ¥125 million, respectively.

The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2017 to our directors and corporate executive officers consisted of annual base salaries, performance-based stock compensation, stock acquisition rights, bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executive officers.

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2017 to our directors (excluding outside directors) and corporate executive officers:

		Non-Adjustable Compensation			Adjustable Compensation
Number of Directors and Corporate Executive Officers(1)	Aggregate Compensation	Annual Base Salary	Performance- based Stock Compensation	Stock Acquisition Rights	Cash Bonuses	Performance- based Stock Compensation	Retirement Allowances(2)	Other
	(in millions)
25	¥1,970	¥1,237	¥249	¥50	¥307	¥127	—	¥0

Notes:

(1)	Includes the current directors and corporate executive officers as well as those who retired during the fiscal year ended March 31, 2017 but excludes the outside directors.
(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2017, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2017:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual Base Salary	Performance- based Stock Compensation	Stock Acquisition Rights	Bonus
	(in millions)
Kiyoshi Sono	¥137	MUFG	¥48	¥14	¥2	¥15
		BTMU	33	13	2	10
Mikio Ikegaya	¥137	MUFG	¥35	¥11	¥1	¥11
		MUTB	35	32	1	11
Nobuyuki Hirano	¥144	MUFG	¥50	¥16	¥3	¥15
		BTMU	33	15	2	10
Saburo Araki	¥110	MUFG	¥38	¥11	¥2	¥10
		BTMU	25	16	1	7
Kanetsugu Mike	¥133	MUFG	¥32	—	—	¥4
		BTMU	27	—	—	3
		MUB	59	—	—	8
Muneaki Tokunari	¥103	MUFG	¥32	¥10	¥1	¥9
		BTMU	22	22	1	6
Takashi Oyamada	¥164	MUFG	¥25	¥8	¥2	¥8
		BTMU	58	43	2	18

Annual Base Salary

Annual base salaries were paid to our directors (including outside directors) and corporate executive officers in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside directors) and corporate executive officers for the fiscal year ended March 31, 2017 was ¥1,237 million. The aggregate annual base salary paid to our outside directors for the same period was ¥125 million.

Performance-based Stock Compensation Plans

Under our performance-based stock compensation plans, qualified directors (excluding outside directors and directors serving as audit committee members), corporate executive officers and others of MUFG and its major domestic subsidiaries are assigned, on a monthly basis, (1) points based on their job responsibilities, or non-adjustable points, and (2) additional points based on their job responsibilities which are adjusted at the end of each fiscal year and at the end of each plan period to reflect the extent to which a financial performance target determined by the compensation committee is attained, or adjustable points. Each plan period corresponds to the period covered by the three-year medium-term business plan of MUFG. Each accumulated point represents a right to receive one share of MUFG common stock from a trust established in Japan to administer the plan grants as determined by the compensation committee.

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

The shares to be delivered to grantees are purchased on the open market by the trustee of the trust pursuant to a trust agreement among MUFG, the trustee and the independent caretaker of the trust. Each plan is funded in cash up to a maximum aggregate amount determined by our compensation committee, which is currently ¥25.4 billion.

The initial performance-based stock compensation plan commenced on July 1, 2016. The plan is tied to MUFG’s current medium-term business plan for the three-year period ending March 31, 2018. The plan was funded with ¥9.8 billion in cash, and 18,785,400 shares of MUFG common stock were purchased by the trustee of the trust for the plan in May 2016. The plan was adopted after our compensation committee decided in May 2016 to cease to provide any additional stock acquisition rights under our previous stock-based compensation structure and to introduce the performance-based stock compensation plan.

The second performance-based stock compensation plan commenced on December 1, 2016. The plan was funded with 8.8 billion in cash, and an aggregate of 13,004,300 shares of MUFG common stock were purchased by the trustee of the trust for the plan in November 2016 and May 2017. The plan was adopted to replace the outstanding stock acquisition rights under our previous stock-based compensation structure. Upon the adoption of the plan, the stock acquisition rights that had been allotted to grantees but remained unexercised under the then-outstanding stock-based compensation plans were exchanged for points under the performance-based stock compensation plan, and the rights to receive shares of MUFG common stock represented by these points were vested.

For more information on the Performance-based Stock Compensation Plans, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Stock-based Compensation Plans

We have issued stock acquisition rights to further motivate our directors (excluding outside directors) and certain of our officers to contribute to the improvement of our stock prices and profits. The number of stock acquisition rights granted to each director and officer was determined by comprehensively taking into account each grantee’s seniority of the position held at MUFG or its subsidiaries, experience and contribution to our performance throughout the period of the grantee’s service. On June 27, 2013, our shareholders approved modifications to the previous shareholder authorization for granting stock acquisition rights to our directors, corporate auditors and certain of our officers so that no outside directors or corporate auditors (including outside corporate auditors) would be eligible for any stock-based compensation plan adopted by the board of directors on or after that date.

In June 2015, our previous governance framework with the board of directors and a separate board of corporate auditors was replaced with our current governance framework with the board of directors and board committees. Under our previous governance framework, the maximum aggregate amount of each type of compensation for our directors and corporate auditors was approved at a general meeting of our shareholders. The amount and allocation of compensation for each director were then proposed to, and voted upon by, the board of directors. The amount and allocation of compensation for each corporate auditor were determined through discussions and agreement among the corporate auditors. The nomination and compensation committee deliberated and made proposals to the board of directors regarding matters relating to, among other things, the compensation of our directors. For information regarding our governance framework, see “—C. Board Practices.”

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

For more information on the Performance-based Stock Compensation Plans, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report.

Bonuses

We from time to time paid cash bonuses to our directors and corporate executive officers to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses were deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s individual performance of his or her duties as a director in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors is eligible to receive a cash bonus. The compensation committee determines the cash bonus for each director and officer based on our financial results and his or her job performance for the preceding fiscal year as well as his or her seniority and experience. The aggregate cash bonus paid to our directors and corporate executive officers for the fiscal year ended March 31, 2017 was ¥307 million.

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

Pursuant to a one-time shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. No retirement allowance was paid in cash by MUFG and its subsidiaries pursuant to the one-time shareholder approval during the fiscal year ended March 31, 2017 to our directors (including outside directors) and corporate auditors (including outside corporate auditors) who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions.

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

Under the MUAH Stock Bonus Plan, the grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs. Accumulated dividend equivalents are paid to grantees in whole shares on an annual basis. Any fractional share will be paid to the participants in cash.

Grants made under the MUAH Stock Bonus Plan are not entitled to any dividend rights, voting rights, or other stockholder rights unless and until RSUs are vested and ADSs are delivered to grantees.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUAH and the trustee. As of July 10, 2017, 44,051,308 RSUs have been granted under the MUAH Stock Bonus Plan, of which 30,806,644 RSUs were outstanding as of July 10, 2017.

For more information on the MUAH Stock Bonus Plan, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Grants previously made under the BTMU HQA Plan were not entitled to any dividend rights, voting rights, or other stockholder rights unless and until RSUs are vested and ADSs are delivered to grantees.

The ADSs to be delivered to grantees are purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between BTMU HQA and the trustee. Through June 7, 2015, 5,367,466 RSUs were granted under the previous BTMU HQA Plan, of which 18,686 RSUs were outstanding as of July 10, 2017. No further RSUs will be granted under the previous BTMU HQA Stock Bonus Plan.

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

Under the UNBC Plan, the grantees were not entitled to any dividend rights, voting rights, or other stockholder rights unless and until RSUs are vested and ADSs are delivered to grantees.

The ADSs to be delivered to grantees are purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between UNBC and the trustee. As of July 10, 2017, 26,734,407 RSUs have been granted under the plan, of which no RSUs were outstanding. No further RSUs will be granted under the UNBC Stock Bonus Plan.

For more information on the UNBC Stock Bonus Plan, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Share Ownership

As of June 29, 2017, our directors and corporate executive officers held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Takehiko Shimamoto	277,000
Junichi Okamoto	14,700
Hiroshi Kawakami	—
Yuko Kawamoto	20,700
Haruka Matsuyama	1,600
Toby Myerson	—
Tsutomu Okuda	10,000
Yukihiro Sato	14,500
Tarisa Watanagase	—
Akira Yamate	—

Corporate Executive Officers	Number of Shares Registered
Kiyoshi Sono	54,620
Takashi Nagaoka	386,940
Mikio Ikegaya	42,630
Kanetsugu Mike	31,155
Nobuyuki Hirano	40,500
Tadashi Kuroda	94,900
Saburo Araki	32,680
Muneaki Tokunari	236,400
Eiichi Yoshikawa	17,600
Shigeru Asai	174,800
Akira Hamamoto	86,400
Masamichi Yasuda	12,500
Atsushi Murakami	7,600
Shigeru Yoshifuji	100,400
Hironori Kamezawa	11,400
Sunao Yokokawa	6,700

None of the shares of our common stock held by our directors and corporate executive officers have voting rights that are different from shares of our common stock held by any other shareholder.

For information on the performance-based stock compensation and stock-based compensation plans for our directors and corporate executive officers, see “—Performance-based Stock Compensation Plans” and “—Stock-based Compensation Plans.”

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

Board of Directors

Our board of directors consists of directors who are elected at a general meeting of shareholders. Under our articles of incorporation, the number of directors may not exceed 20. We currently have 18 directors, eight of whom are outside directors and two of whom are internal non-executive directors.

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

Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Our nominating and governance committee currently consists of five directors. The chairman of the committee is Tsutomu Okuda, an outside director. The other members of this committee are Hiroshi Kawakami, Yuko Kawamoto and Haruka Matsuyama, who are outside directors, and Nobuyuki Hirano, Director, President & Group CEO. Between April 2016 and March 2017, the nominating and governance committee met 12 times.

Audit Committee

The audit committee determines the contents of proposals pertaining to the election, removal and non-reappointment of our accounting auditor to be submitted to general meetings of shareholders. The committee also monitors and audits the execution by the directors and the corporate executive officers of their duties and prepares audit reports to the board of directors. In order to effectively perform its duties, the committee reviews, inspects and investigates, as necessary, the management of the operations of MUFG and its subsidiaries, including financial reporting and internal controls. In addition, the committee has the power to consent to decisions on the compensation to be paid to our accounting auditor.

Under the Companies Act, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our audit committee currently has five members. The chairman of the committee is Akira Yamate, an outside director. The other members of this committee are Hiroshi Kawakami and Yukihiro Sato, who are outside directors, and Takehiko Shimamoto and Junichi Okamoto, who are non-executive directors. Between April 2016 and March 2017, the audit committee met 16 times.

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

Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Our compensation committee currently consist of five directors. The chairman of the committee is Haruka Matsuyama, an outside director. The other members of this committee are Yuko Kawamoto, Tsutomu Okuda and Hiroshi Kawakami, who are outside directors, and Nobuyuki Hirano, Director, President & Group CEO. Between April 2016 and March 2017, the compensation committee met eight times.

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

MUFG Corporate Governance Policies provide that the committee shall consist of directors and outside professionals. Outside professionals are professionals with no prior employment relationship with any of the MUFG group companies. The committee currently has five members. The chairperson of the committee is Yuko Kawamoto, an outside director. The other members of this committee are Tsutomu Okuda, an outside director, Tadashi Kuroda, Director, a Senior Managing Executive Officer and Group CSO & Group CHRO, and Akira Ariyoshi and Kenzo Yamamoto, who are outside professionals. Between April 2016 and March 2017, the risk committee met five times.

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

The members of the U.S. risk committee are appointed by MUFG’s board of directors after consideration of member candidates reviewed and recommended by MUFG’s risk committee and nominating and governance committee. The committee shall consist of members of the MUAH Risk Committee, delegates from MUFG, the Chairman of the MUAH Board and MUAH’s CEO, with the chairperson of the committee being an outside director of MUAH. The committee currently has eight members. The chairperson of the committee is Christine Garvey, an outside director of MUAH. The other members of this committee are Dean A. Yoost, Ann F. Jaedicke, Suneel Kamlani and Toby Myerson, who are outside directors of MUAH, Masato Miyachi, the Chairman of the MUAH Board, Masamichi Yasuda, Senior Managing Executive Officer and Group CRO of MUFG, and Stephen Cummings, MUAH’s CEO.

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

Under the Companies Act and our articles of incorporation, we may exempt, by resolution of the board of directors, our corporate executive officers from liabilities to MUFG arising in connection with their failure to execute their duties in good faith and without gross negligence within the limits stipulated by applicable laws and regulations. We, however, currently have no such arrangements with any of our corporate executive officers.

D.	Employees

As of March 31, 2017, we had approximately 109,200 employees, an increase of approximately 4,300 employees compared with the number of employees as of March 31, 2016. In addition, as of March 31, 2017, we had approximately 34,200 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2017:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	15%
Corporate Banking Business Unit	9
Global Business Unit	45
Global Markets Unit	1
Corporate Services	7
Corporate Center/Independent Divisions	1
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	4
Trust Assets	4
Real Estate	1
Global Markets	1
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Sales Marketing Business Unit	3
Global Investment Banking Business Unit	0
Global Markets Business Unit	0
International Business Unit	1
Corporate Center and Others	2
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Merchant Business Management Division	0
Operations Division	0
Systems Division	0
Corporate Division	0
Others	2

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	32%
United States	12
Europe	2
Asia/Oceania excluding Japan	31
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	9
United States	1
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	6
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	3
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2017, we had 749,688 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2017, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue(3)
Japan Trustee Services Bank, Ltd. (Trust account)(1)	738,930,600	5.21%
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	599,404,400	4.23
Japan Trustee Services Bank, Ltd. (Trust account 5)(1)	274,765,600	1.93
State Street Bank and Trust Company	258,022,002	1.82
Japan Trustee Services Bank, Ltd. (Trust account 9)(1)	217,524,300	1.53
Japan Trustee Services Bank, Ltd. (Trust account 1)(1)	203,847,400	1.43
Japan Trustee Services Bank, Ltd. (Trust account 2)(1)	201,436,400	1.42
State Street Bank West Client—Treaty 505234	193,632,252	1.36
Nippon Life Insurance Company	182,072,553	1.28
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	181,145,443	1.27

Total	3,050,780,950	21.53%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our ADSs.
(3)	Numbers are truncated after two decimal points.

As of March 31, 2017 1,969,411 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate auditors. Our major shareholders do not have different voting rights.

As of March 31, 2017, 2,225,707,841 shares, representing 15.70% of our outstanding common stock, were owned by 421 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 181,145,443 shares, or 1.27%, of our total issued shares of common stock.

B.	Related Party Transactions

As of March 31, 2017, we held approximately 23.3% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

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

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2017, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or corporate executive officers, nor any of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party.

No loans have been made to our directors or corporate executive officers other than in the normal course of business, on normal commercial terms and conditions, involving the normal risk of collectibility, and presenting normal features. In addition, no loans have been made to our directors or corporate executive officers other than as permitted under Section 13(k) of the U.S. Securities Exchange Act and Rule 13k-1 promulgated thereunder.

No family relationship exists among any of our directors or corporate executive officers. No arrangement or understanding exists between any of our directors or corporate executive officers and any other person pursuant to which any director or corporate executive officer was elected to their position at MUFG.

As part of our compensation structure, we have granted performance-based stock compensation rights and stock acquisition rights to our directors and corporate executive officers. For a detailed discussion of the stock acquisition rights, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥9 per share of our common stock (in addition to interim dividends of ¥9 per share of our common stock) for the fiscal year ended March 31, 2017 were approved by shareholders at the ordinary general meeting of shareholders held on June 29, 2017.

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

Market Price Information

The following table shows, for the periods indicated, the reported intra-day high and low trade prices for shares of our common stock on the Tokyo Stock Exchange, or the TSE, and of the ADSs on the New York Stock Exchange, or the NYSE:

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(U.S.$)
Fiscal year ended March 31, 2013	592	328	6.10	4.16
Fiscal year ended March 31, 2014	755	515	7.31	5.19
Fiscal year ended March 31, 2015	811	523	6.72	5.13
Fiscal year ended March 31, 2016
First quarter	936.8	809.8	7.62	6.28
Second quarter	900.0	699.5	7.33	5.97
Third quarter	835.3	576.1	6.83	6.13
Fourth quarter	609.4	446.2	6.24	3.9
Fiscal year ending March 31, 2017
First quarter	581.6	448.7	5.29	4.33
Second quarter	575.5	428.7	5.64	4.28
Third quarter	768.1	501.4	6.67	4.87
Fourth quarter	774.1	699.7	6.92	6.23
January	752.9	706.5	6.54	6.23
February	774.0	721.7	6.92	6.38
March	774.1	699.7	6.75	6.32
Fiscal year ending March 31, 2018
April	721.7	650.2	6.47	5.96
May	739.4	680.8	6.51	6.12
June	755.2	691.3	6.75	6.25

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of June 29, 2017, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2017, a total of 14,168,853,820 shares of common stock (including 380,944,204 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

As of June 29, 2017, we were authorized to issue 800,000,000 shares of preferred stock, including 400,000,000 shares of each of the second to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares).

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2017, we (excluding our subsidiaries) owned 378,088,933 shares of treasury stock.

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

General

As of June 29, 2017, we were authorized under our Articles of Incorporation to issue four classes of preferred stock totaling 800,000,000 shares of preferred stock, including 400,000,000 shares of each of the second to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the three series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), and 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares) Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation.

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

Qualified corporations include those foreign corporations eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The Tax Convention meets these requirements. Subject to the PFIC discussion below, we believe that we are a qualified foreign corporation and that dividends received by U.S. investors with respect to our shares or ADSs will be qualified dividends. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year are not qualified dividends.

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

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations, and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2017 because we did not meet either the income test or the asset test. Until recently, temporary IRS guidance treated certain qualifying government bonds as assets that generate active banking income for these purposes; however, such guidance has expired for taxable years beginning after 2016. We do not believe that we would have been a PFIC for the year ended March 31, 2017 even in the absence of such guidance. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2018 or any future taxable year due to changes in our income or asset composition and the expiration of the temporary IRS guidance described above. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form. Moreover, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

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

In the current market and regulatory environment, financial groups such as us are expected to ensure increasingly more sophisticated and comprehensive risk management. Risk management plays an increasingly important role in our operations as a financial group operating globally through various subsidiaries.

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

Type of Risk	Definition

Credit Risk	The risk of financial loss in credit assets (including off-balance sheet instruments) caused by deterioration in the credit conditions of counterparties. This category includes country risk.

Market Risk	The risk of financial loss where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices and foreign exchange rates. Market liquidity risk is the risk of financial loss caused by the inability to secure market transactions at the required volume or price levels as a result of market turbulence or lack of trading liquidity.

Liquidity Risk	The risk of incurring loss if a poor financial position at a group company hampers the ability to meet funding requirements or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events.

• Operations Risk	The risk of incurring loss that might be caused by negligence of correct operational processing, or by incidents or misconduct by either officers or staff, as well as other similar risks.

• Information Asset Risk	The risk of loss caused by loss, alteration, falsification or leakage of information, or by destruction, disruption, errors or misuse of information systems, as well as other similar risks.

• Tangible Asset Risk	The risk of loss due to damage to tangible assets or deterioration in the operational environment caused by disasters or inadequate asset maintenance, as well as risks similar to this risk.

• Personnel Risk	The risk of loss due to an outflow or loss of human resources or deterioration in employee morale, as well as risks similar to this risk.

• Legal Risk	The risk of loss due to failure to comply with applicable laws and regulations, adequately evaluate contractual rights and obligations, or appropriately deal with disputes, as well as other similar risks.

• Reputation Risk	The risk of loss due to deterioration in reputation as a consequence of the spread of rumors among customers or in the market, or as a consequence of inadequate response to a particular circumstance by MUFG, as well as other similar risks.

Model Risk	The risk of loss due to decision-making based on the information provided by an inaccurate model or the misuse of a model.

Risk Management System

We have adopted an integrated risk management system to promote close cooperation among the holding company and group companies. The holding company and the major subsidiaries (which include BTMU, MUTB and MUSHD) each appoint a chief risk officer and establish an independent risk management division. The board of directors of the holding company determines risk management policies for various types of risks based on the discussions at, and reports and recommendations from, committees established specially for risk management purposes. The holding company has established committees to assist management in managing risks relevant to the Group. Following the fundamental risk management policies determined by the board of directors, each group company establishes its own systems and procedures for identifying, analyzing and managing various types of risks from both quantitative and qualitative perspectives. The holding company seeks to enhance group wide risk identification, to integrate and improve the Group’s risk management system and related methods, to maintain asset quality, and to eliminate concentrations of specific risks.

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

Recognizing that our operations, particularly in Japan, are subject to the risk of earthquakes and other natural disasters as well as accidents resulting from such disasters, including a sudden massive blackout in major metropolitan areas in Japan, and that our contingency plans may not address all eventualities that may occur in the event of a material disruption to our operations, we conduct a comprehensive review of our existing business continuity plan to more effectively respond to such extreme scenarios, and contemplate and implement measures to augment our current business continuity management framework, including enhancing our off-site back-up data storage and other information technology systems.

Implementation of Basel Standards

In determining capital ratios under the FSA guidelines implementing Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2017. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUAH has adopted a phased rollout of the Internal Ratings-Based Approach. We reflect market risk in our risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines implementing Basel III, we reflect operational risk in our risk-weighted assets by using the Standardized Approach and the Advanced Measurement Approach. The Basel Committee on Banking Supervision has issued proposals to revise the current market risk framework, including stricter measures applicable to some of our investment securities portfolio. For more information, see “—Operational Risk Management.”

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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2017 was subject to a variation of approximately ¥3.41 billion when TOPIX index moves one point in either direction.

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

At each of the major subsidiaries, checks and balances are maintained through a system in which back and middle offices operate independently from front offices. In addition, separate Asset-Liability Management, or ALM, Committee and Risk Management Meetings are held at each of the major subsidiaries every month to deliberate important matters related to market risk and control.

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

Market risk for trading and non-trading activities is measured using a uniform market risk measurement model. The principal model used for these activities is a historical simulation, or HS, model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days). The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is designed to capture certain statistically infrequent movements, such as a fat tail, and accounts for the characteristics of financial instruments with non-linear behavior. The holding company and banking subsidiaries also use the HS model as part of the calculation of their Basel III regulatory capital adequacy ratios.

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

Summaries of Market Risks (Fiscal Year Ended March 31, 2017)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2017was ¥15.87 billion, comprising interest rate risk exposure of ¥15.21 billion, foreign exchange risk exposure of ¥6.14 billion, and equity-related risk exposure of ¥1.89 billion. Compared with the VaR as of March 31, 2016, we experienced a decrease in market risk during the fiscal year ended March 31, 2017, primarily due to a decrease in foreign exchange risk and interest rate risk.

Our average daily VaR for the fiscal year ended March 31, 2017 was ¥17.52 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 63%, foreign exchange risk for approximately 30% and equity-related risk for approximately 7%, of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2015—March 31, 2016	Average	Maximum(1)	Minimum(1)	March 31, 2016
	(in billions)
MUFG	¥15.76	¥25.02	¥9.70	¥21.17
Interest rate	15.43	26.22	9.62	22.93
Yen	10.01	22.17	5.30	18.24
U.S. Dollars	6.24	15.67	2.96	10.04
Foreign exchange	5.91	15.30	2.71	13.37
Equities	2.05	18.30	0.49	1.74
Commodities	0.04	0.19	0.00	0.00
Less diversification effect	(7.67)	—	—	(16.87)

April 1, 2016—March 31, 2017	Average	Maximum(1)	Minimum(1)	March 31, 2017
	(in billions)
MUFG	¥17.52	¥30.10	¥12.55	¥15.87
Interest rate	18.43	28.08	14.30	15.21
Yen	10.59	21.25	5.40	7.95
U.S. Dollars	8.87	12.79	6.02	6.69
Foreign exchange	8.81	16.59	5.45	6.14
Equities	2.00	5.85	1.02	1.89
Commodities	0.01	0.16	0.00	0.00
Less diversification effect	(11.73)	—	—	(7.37)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2017 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2016	¥23.12
July—September 2016	15.34
October—December 2016	16.01
January—March 2017	15.62

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2017, the revenue from our trading activities has been relatively stable, keeping positive numbers in 247 days out of 261 trading days in the period. During the same period, there were 123 days with positive revenue exceeding ¥1 billion and 6 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2017, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥372.0 billion. Market risk related to interest rates equaled ¥273.1 billion and equities-related risk equaled ¥259.3 billion. Compared with the VaR as of March 31, 2016, we experienced a decrease in market risk during the fiscal year ended March 31, 2017, primarily due to a decrease in interest rate risk. For a description of our strategic equity investment risk management, see “-Risk Management of Strategic Equity Portfolio.”

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 51% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2017, the yen accounted for approximately 61% while the U.S. dollar accounted for approximately 31%, and the euro approximately 8%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2017:

April 1, 2016—March 31, 2017	Average	Maximum(1)	Minimum(1)	March 31, 2017
	(in billions)
Interest rate	¥393.1	¥528.5	¥265.7	¥273.1
Yen	290.7	345.1	231.1	240.7
U.S. Dollars	220.6	289.3	116.3	121.4
Foreign exchange	2.6	5.4	1.0	5.4
Equities(2)	236.7	266.6	185.3	259.3
Less diversification effect	(171.2)	—	—	(165.8)
Total	461.2	564.5	368.9	372.0

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:

(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)	The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2017 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2016	¥531.3
July—September 2016	490.1
October—December 2016	436.6
January—March 2017	386.5

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2017 against that as of March 31, 2016, there was a 15 percentage point increase in the Japanese yen from 46% to 61%, a 7 percentage point decrease in the U.S. dollar from 38% to 31%, and a 8 percentage point decrease in the euro from 16% to 8%.

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

Hypothetical losses never exceeded VaR in the fiscal year ended March 31, 2017. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2017:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2017:

Stress Testing

We use an HS-VaR model, which calculates potential changes in the market value of our portfolio as a statistically possible amount of losses that could be incurred due to market fluctuations within a certain period (or holding period, of 10 business days) based on historical market volatility for a certain period (or observation period, of 701 business days, or approximately three years). Actual losses may exceed the value at risk obtained by the application of the model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model.

In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing. For example, we measure on a quarterly basis potential losses that could be incurred in our portfolio by applying various stress scenarios, including the 10-year most extreme movement in each of the risk factors as well as actual past market movement observed beyond the 10 year historical observation period. Through daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of March 31, 2017, we held a total trading activity position subject to estimated maximum potential losses of ¥10.8 billion as compared to ¥21.6 billion as of March 31, 2016. In addition, the holding company and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. The holding company and major subsidiaries also measure stressed VaR relating to their trading activities based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.

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

The following diagram summarizes our operational risk management framework:

Operational Risk Management Framework

Operations Risk Management

Operations risk refers to the risk of loss that is attributable to the actions of executives or employees, whether accidental or the result of neglect or deliberate misconduct. The Group companies offer a wide range of financial services, ranging from commercial banking products such as deposits, exchange services and loans to trust and related services covering pensions, securities, real estate and securitization, as well as transfer agent services. Cognizant of the potentially significant impact that operations risk-related events could have in terms of both economic losses and damage to our reputation, our banking subsidiaries continue to work on improving their management systems to create and apply appropriate operations risk-related controls.

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

In addition, management recognizes the threat of increasingly sophisticated cyber-attacks as a significant risk, and continues to work to strengthen measures designed to address and mitigate the risk, including the establishment of a Computer Emergency Response Team, or MUFG-CERT, implementation of multi-layered defense and detection measures, enhancement of monitoring systems through the Security Operation Centers established in Japan, the United States, Europe and Asia, and cooperation with domestic and overseas organizations with relevant expertise. Management regularly examines and updates its assessment of the risk and the measures.

Under our information asset risk management framework, a team of cyber security personnel in MUFG-CERT are charged with the responsibility of taking, coordinating and managing prompt action in response to cyber security incidents to mitigate their impact.

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

Personnel Risk Management

Personnel risk refers to the risk of loss due to an outflow or loss of human resources or deterioration in employee morale, as well as risks similar to this risk. We recognize the potentially significant impact personnel risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic losses to, or diminished market confidence in, the Group. Accordingly, we continue to work on improving our risk control framework designed to appropriately manage such risk.

Legal Risk Management

Legal risk refers to the risk of loss due to failure to comply with applicable laws and regulations, adequately evaluate contractual rights and obligations, or appropriately deal with disputes, as well as other similar risks. We recognize the potentially significant impact legal risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic, reputation and other losses to, or diminished market confidence in, the Group. Accordingly, we continue to work on improving our risk control framework designed to appropriately manage such risk.

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

Reputation Risk Management

Reputation risk refers to the risk of loss due to deterioration in reputation as a consequence of the spread of rumors among customers or in the market, or as a consequence of our inadequate response to particular situations, as well as risks similar to this risk. We recognize the potentially significant impact reputation risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic losses to, or diminished market confidence in, the Group. Accordingly, we continue to work on improving our risk control framework designed to appropriately manage such risk.

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

(3) Outline of Measurement Model

Our operational risk equivalent amount measured under the AMA is a simple sum of the amounts calculated separately for (1) BTMU on a consolidated basis, (2) MUTB on a consolidated basis, and (3) the holding company and other principal consolidated subsidiaries, in accordance with applicable FSA rules. For each of BTMU and MUTB on a consolidated basis, the operational risk equivalent amount is a simple sum of the amounts calculated based on the seven loss event types defined by the Basel Standards. For other Group companies, the operational risk equivalent amount is a simple sum of the amounts calculated based on eight loss event types consisting of the seven loss event types defined by the Basel Standards and an additional loss event type representing losses relating to repayment of excess interest associated with the consumer finance business of a subsidiary. We do not reflect the correlation effects among the loss event types in the calculation of our operational risk equivalent amount.

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

Model Risk Management

Model risk refers to the risk of loss due to decision-making based on information provided by an inaccurate model or the misuse of a model. We recognize the potentially significant impact model risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic losses to, or diminished market confidence in, the Group. Models are used for increasingly wider and more important purposes, including valuing exposures, instruments and positions, measuring risks, and determining capital adequacy. Accordingly, we continue to work on improving our risk control framework.

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

MUFG Accounting Auditing Hotline

MUFG has set up an accounting auditing hotline to be used to make reports related to instances of improper practices (violations of laws and regulations) and inappropriate practices, or of practices raising questions about such impropriety or inappropriateness, regarding accounting and internal control or audits related to accounting in Group companies. The audit committee oversees the reporting process to ensure the appropriateness and effectiveness of the reporting process and monitors the reports received through the hotline. The reporting process works as follows, and may be carried out via letter or e-mail:

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

Fees Waived or Paid by the Depositary

The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which consisted of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls. For the fiscal year ended March 31, 2017, the Depositary waived $131,185.71 of standard out-of-pocket expenses.

The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based on the number of outstanding ADSs. For the fiscal year ended March 31, 2017, the Depositary reimbursed us $1.0 million for such expenses.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2017.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2017 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2017.

The effectiveness of our internal control over financial reporting as of March 31, 2017 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 222.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2017 of the MUFG Group and our report dated July 14, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 14, 2017

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

We have adopted a code of ethics, which consists of internal rules named Principles of Ethics and Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our internal compliance rules were most recently amended on November 30, 2016, reflecting a change of the name of a division within MUFG. A copy of the Principles of Ethics and Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this Annual Report.

No waivers of the Principles of Ethics and Conduct or the ethical framework and code of conduct, as applicable, or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2017.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2016 and 2017 are presented in the following table:

	2016	2017
	(in millions)
Audit fees	¥7,143	¥8,107
Audit-related fees	549	393
Tax fees	477	504
All other fees	65	119

Total	¥8,234	¥9,123

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

Pre-approval is resolved in principle by our audit committee prior to engagement, although if necessary a full-time member of our audit committee may consider any case-by-case application for pre-approval on behalf of the audit committee prior to the next scheduled audit committee meeting. Such decisions made individually by a full-time member of our audit committee are reported to the audit committee as appropriate at the next scheduled audit committee meeting.

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were approximately 0.2% for the fiscal year ended March 31, 2016 and less than 0.1% for the fiscal year ended March 31, 2017.

Review of Deloitte Touche Tohmatsu LLC’s Independence

On April 14, 2017, Deloitte Touche Tohmatsu LLC (“Tohmatsu”) advised MUFG’s Audit Committee that it had recently identified a violation of SEC independence rules. SEC rules prohibit, among other things, certain audit firm personnel and their immediate family members from holding deposit accounts with audit clients with a balance in excess of deposit insurance limits. The violation that was reported by Tohmatsu involved a foreign currency deposit account at BTMU, which was not protected by deposit insurance in Japan. This account was held by the spouse of a partner who at the time was the Lead Audit Partner with respect to the Japanese GAAP audits on the financial statements of BOT Lease Co., Ltd., a subsidiary of MUFG, and who also at the time served in an engagement quality control reviewer role for the Japanese GAAP audits on the financial statements of MUSHD, MUMSS and Mitsubishi UFJ NICOS. Tohmatsu reported that the foreign currency deposit account had a maximum outstanding balance of U.S.$10,292.00 during the fiscal years covered by the audited financial statements included in this Annual Report through March 2017. Tohmatsu also advised that the account had been closed, and the partner had been removed from the audit engagement team.

On June 28, 2017, Tohmatsu advised MUFG’s Audit Committee that it had identified an additional violation of SEC independence rules. The violation involved a Japanese yen deposit account at BTMU and a securities brokerage account at kabu.com Securities held by the spouse of a professional who was involved for four days between February 27, 2017 and March 3, 2017 in the Japanese GAAP audit and the U.S. GAAP audit on the financial statements of MUTB for the fiscal year ended March 31, 2017. Tohmatsu reported that, between April 27, 2017 and June 1, 2017, the Japanese yen deposit account at BTMU had a maximum outstanding balance of ¥34,490,884, which exceeded the deposit insurance limit of ¥10 million for interest-accruing accounts in Japan, and the securities brokerage account at kabu.com Securities had a maximum balance of ¥19,569,759, which exceed the Japan Investor Protection Fund compensation limit of ¥10 million. Tohmatsu also advised that the professional had been removed from the audit engagement team.

Tohmatsu reported the violations to MUFG’s Audit Committee and stated in communications to the Audit Committee, as required by Public Company Accounting Oversight Board Rule 3526, that Tohmatsu had: (a) conducted internal investigations of the relevant facts and circumstances, and (b) concluded that Tohmatsu’s objectivity, impartiality and integrity with respect to its audit on MUFG’s financial statements were unaffected by the violations. Among other things, Tohmatsu reported and represented to MUFG’s Audit Committee that:

(1)	in the case of the holding of the foreign currency deposit by the spouse of the partner,

•

the partner was not in a position to influence the U.S. GAAP audits on the relevant subsidiaries, as his involvement was limited to Japanese GAAP audits and the U.S. audit work performed on the relevant subsidiaries was reviewed by a separate partner; and

•	the partner was not aware of the spouse’s holding of the foreign currency deposit at the time of the audit of MUFG Group under Japanese GAAP; and

(2)	in the case of the holding of Japanese yen deposit account and securities brokerage account by the spouse of the professional,

•	the audit work performed by the professional on MUTB was reviewed by her supervisors, including a senior manager and a partner who had no knowledge of the violation at the time of their review;

•

a special review of the audit work performed by the professional on MUTB was conducted by an audit partner on the audit engagement team to confirm that her audit work in question did not affect the objectivity, impartiality or integrity of the audit of MUTB; and

•	the professional was involved in the audits on MUTB for only four days, and the violation occurred in a period subsequent to the four days.

Further, Tohmatsu reported to the Audit Committee that corrective action to address the violation was taken, and that there are no other violations. Tohmatsu also reported that it had reported all identified violations, and represented its good faith belief that there should not be any unidentified violations.

The Audit Committee engaged counsel to review the circumstances relating to the violation reported by Tohmatsu. Based on discussions with Tohmatsu following Tohmatsu’s report, and after undertaking its own work to review the situation, the Audit Committee concluded that Tohmatsu’s ability to exercise objective and impartial judgment on issues within the scope of its audit of MUFG’s U.S. GAAP financial statements has not been impaired. Based on this determination, the Audit Committee concluded that the audited financial statements may be included in MUFG’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017.

In addition to the above violation of SEC independence rules, as disclosed in our Annual Reports on Form 20-F for the fiscal years ended March 31, 2015 and 2016, Tohmatsu previously reported other violations relating to the fiscal years covered by the audited financial statements included in this Annual Report. In July 2015, Tohmatsu advised MUFG’s Audit Committee that a senior partner who at the time served in an executive management role at Tohmatsu and was in the Chain of Command of Tohmatsu’s audit engagement of MUFG’s financial statements had a savings account balance at BTMU that was not in compliance with SEC independence rules. Tohmatsu also informed MUFG’s Audit Committee in July 2015 that three partners and five staff members on Tohmatsu’s audit team for MUFG’s subsidiaries or affiliates had bank account balances in excess of the Japanese deposit insurance limits. In connection with its remedial efforts, Tohmatsu identified additional violations of SEC independence rules, including violations by a partner in the Chain of Command, partners and other members of Tohmatsu’s audit engagement teams for MUFG and its subsidiaries and affiliates, other persons covered by SEC independence rules, and their spouses. From July 2015 through July 2016, there were 70 such additional violations involving 62 individuals. In addition to violations resulting from bank accounts that were not protected by (or with balances in excess of) deposit insurance limits—which comprised the substantial majority of violations—other violations were outstanding credit card balances in excess of the SEC’s permitted balance amount, bonds and loans prohibited by the SEC rules, and mutual fund, money fund, or money trust account holdings managed by MUFG’s subsidiaries and affiliates prohibited by the SEC rules.

Prior to the filing of MUFG’s previous Annual Reports on Form 20-F, the Audit Committee had concluded that Tohmatsu’s ability to exercise objective and impartial judgment on issues within the scope of its audit of MUFG’s U.S. GAAP financial statements had not been impaired. Based on this determination, the Audit Committee also concluded that the audited financial statements may be included in MUFG’s previous Annual Reports on Form 20-F for the fiscal years ended March 31, 2015 and 2016.

The Audit Committee is continuing its discussions with Tohmatsu about the remedial measures Tohmatsu has taken, and will take in the future, to further enhance its policies and procedures to prevent violations of SEC independence rules by Tohmatsu personnel, in addition to the corrective measures it has implemented in response to the violations previously discovered.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2016	1,758	¥514.13	—	—
May 1 to May 31, 2016	1,718	518.62	82,187,000	147,813,000
June 1 to June 30, 2016	1,519	529.17	108,427,800	39,385,200
July 1 to July 31, 2016	3,102	491.69	—	—
August 1 to August 31, 2016	2,897	519.07	—	—
September 1 to September 30, 2016	2,847	540.99	—	—
October 1 to October 31, 2016	2,932	515.15	—	—
November 1 to November 30, 2016	2,927	668.95	52,202,600	177,797,400
December 1 to December 31, 2016	8,487	722.81	90,036,200	87,761,200
January 1 to January 31, 2017	5,042	726.46	—	—
February 1 to February 28, 2017	4,533	754.65	—	—
March 1 to March 31, 2017	5,276	750.98	—	—

Total	43,038	¥600.87	332,853,600	—

Notes:
(1)	All of the purchased shares were shares constituting less than one unit (100 shares) purchased from registered holders of such shares at the current market price of those shares.
(2)	During May and June 2016, we repurchased 190,614,800 shares of our common stock for ¥99,999,963,346 under a share repurchase program that was adopted on May 16, 2016 and completed in June 2016. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 230,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 17, 2016 and June 30, 2016.

During November and December 2016, we repurchased 142,238,800 shares of our common stock for ¥99,999,993,960 under a share repurchase program that was adopted on November 14, 2016 and completed in December 2016. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 230,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 15, 2016 and December 31, 2016.

We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2017.

During May and June 2017, we repurchased 141,158,900 shares of our common stock for ¥99,999,941,022 under a share repurchase program that was adopted on May 16, 2017 and completed in June 2017. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 200,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 16, 2017 and June 30, 2017. We plan to cancel all of the repurchased shares on July 20, 2017.

In May 2016, 18,785,400 shares of MUFG common stock were purchased by the trustee of the trust for the first performance-based stock compensation plan. In November 2016 and May 2017, an aggregate of 1,251,200 shares of MUFG common stock were purchased by the trustee of the trust for the second performance-based stock compensation plan. In connection with the MUAH Stock Bonus Plan, 4,096,253 ADSs were purchased by the trustee of the independent trust between April 1, 2016 and March 31, 2017. In the same period, 1,097,709 ADSs were purchased by the trustee of the independent trust in connection with the BTMU Headquarters for the Americas Stock Bonus Plan. In the same period, 3,401,887 ADSs were purchased by the trustee of the independent trust in connection with the UNBC Stock Bonus Plan. For descriptions of our stock compensation and bonus plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

As of the date of this Annual Report, we have eight outside directors as members of our board of directors, which consists of a total of eighteen members. Under our governance system, we are required to have a majority of outside directors on each of our nominating, audit and compensation committees. For a description of an outside director, see “Item 6.C. Directors and Senior Management—Board Practices.”

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

Under the Companies Act, we are required to have a compensation committee consisting of at least three directors, and the majority of its members must be outside directors. Currently, our compensation committee consists of five directors, four of whom are outside directors.

4. A NYSE-listed U.S. company must have a nominating or corporate governance committee composed entirely of independent directors.

Under the Companies Act, we are required to have a nominating committee consisting of at least three directors, and the majority of its members must be outside directors. Currently, our nominating committee, which we call the nominating and governance committee, consists of five directors, four of whom are outside directors.

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

Item 16H.	Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2016 (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013 (English Translation)***

1(e)	Audit Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated April 28, 2017 (English translation)

1(f)	Compensation Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)*

1(g)	Nominating and Governance Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)*

2(a)	Form of American Depositary Receipt****

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder****

7	Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges for the fiscal years ended March 31, 2013, 2014, 2015, 2016 and 2017*****

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15	Consent of independent registered public accounting firm

Exhibit	Description

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2017******

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2017*******

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 15, 2016.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 27, 2015.
***	Incorporated by reference to our registration statement on Form S-8 (File No. 333-204845) filed on June 10, 2015.
****	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.
*****	Deemed to be incorporated as Exhibit 12.1 to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
******	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*******	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.

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

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2015, 2016 and 2017. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Fiscal years ended March 31,
	2015			2016			2017
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥21,485,054	¥21,218	0.10%	¥31,905,984	¥32,063	0.10%	¥31,322,995	¥28,975	0.09%
Foreign	8,475,102	43,052	0.51	9,259,479	50,591	0.55	7,118,443	49,760	0.70

Total	29,960,156	64,270	0.21	41,165,463	82,654	0.20	38,441,438	78,735	0.20

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1,844,761	4,526	0.25	3,997,009	1,184	0.03	5,825,863	2,116	0.04
Foreign	10,799,658	60,813	0.56	10,633,966	57,440	0.54	8,259,160	59,263	0.72

Total	12,644,419	65,339	0.52	14,630,975	58,624	0.40	14,085,023	61,379	0.44

Trading account assets:
Domestic	6,981,937	46,229	0.66	5,328,794	33,076	0.62	3,818,370	24,262	0.64
Foreign	20,891,721	353,791	1.69	22,146,669	389,004	1.76	23,111,674	431,598	1.87

Total	27,873,658	400,020	1.44	27,475,463	422,080	1.54	26,930,044	455,860	1.69

Investment securities(1):
Domestic	46,374,540	236,285	0.51	41,308,432	230,478	0.56	35,863,993	219,443	0.61
Foreign	6,379,303	147,457	2.31	7,059,232	157,564	2.23	6,583,759	151,701	2.30

Total	52,753,843	383,742	0.73	48,367,664	388,042	0.80	42,447,752	371,144	0.87

Loans(2):
Domestic	70,143,714	848,843	1.21	71,072,445	800,723	1.13	68,348,115	743,683	1.09
Foreign	43,871,874	1,132,431	2.58	50,003,733	1,253,615	2.51	48,940,077	1,279,966	2.62

Total	114,015,588	1,981,274	1.74	121,076,178	2,054,338	1.70	117,288,192	2,023,649	1.73

Total interest-earning assets:
Domestic	146,830,006	1,157,101	0.79	153,612,664	1,097,524	0.71	145,179,336	1,018,479	0.70
Foreign	90,417,658	1,737,544	1.92	99,103,079	1,908,214	1.93	94,013,113	1,972,288	2.10

Total	237,247,664	2,894,645	1.22	252,715,743	3,005,738	1.19	239,192,449	2,990,767	1.25

Non-interest-earning assets:
Cash and due from banks	3,722,685			3,853,732			21,989,856
Other non-interest-earning assets	37,594,904			43,703,112			47,775,376
Allowance for credit losses	(1,017,615)			(1,001,714)			(1,018,982)

Total non-interest-earning assets	40,299,974			46,555,130			68,746,250

Total assets	¥277,547,638			¥299,270,873			¥307,938,699

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an insignificant amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2015			2016			2017
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥106,841,661	¥53,818	0.05%	¥110,396,310	¥69,634	0.06%	¥117,156,484	¥45,790	0.04%
Foreign	37,361,232	246,874	0.66	41,066,208	280,701	0.68	38,411,021	301,640	0.79

Total	144,202,893	300,692	0.21	151,462,518	350,335	0.23	155,567,505	347,430	0.22

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	22,087,439	26,637	0.12	23,053,298	40,202	0.17	20,939,492	66,014	0.32
Foreign	11,226,775	21,944	0.20	11,365,395	13,801	0.12	10,443,540	16,375	0.16

Total	33,314,214	48,581	0.15	34,418,693	54,003	0.16	31,383,032	82,389	0.26

Due to trust account—Domestic	560,251	504	0.09	1,162,326	505	0.04	3,122,190	207	0.01

Other short-term borrowings and trading account liabilities:
Domestic	9,026,889	28,958	0.32	7,945,537	26,145	0.33	3,644,192	11,679	0.32
Foreign	5,397,526	31,494	0.58	5,787,927	28,427	0.49	5,435,977	49,458	0.91

Total	14,424,415	60,452	0.42	13,733,464	54,572	0.40	9,080,169	61,137	0.67

Long-term debt:
Domestic	13,473,934	131,952	0.98	16,755,449	160,489	0.96	21,442,909	189,782	0.89
Foreign	4,115,786	121,003	2.94	3,602,758	124,460	3.45	2,926,491	88,694	3.03

Total	17,589,720	252,955	1.44	20,358,207	284,949	1.40	24,369,400	278,476	1.14

Total interest-bearing liabilities:
Domestic	151,990,174	241,869	0.16	159,312,920	296,975	0.19	166,305,267	313,472	0.19
Foreign	58,101,319	421,315	0.73	61,822,288	447,389	0.72	57,217,029	456,167	0.80

Total	210,091,493	663,184	0.32	221,135,208	744,364	0.34	223,522,296	769,639	0.34

Non-interest-bearing liabilities	54,453,190			62,849,899			69,405,574

Total equity	13,002,955			15,285,766			15,010,829

Total liabilities and equity	¥277,547,638			¥299,270,873			¥307,938,699

Net interest income and interest rate spread		¥2,231,461	0.90%		¥2,261,374	0.85%		¥2,221,128	0.91%

Net interest income as a percentage of total interest-earning assets			0.94%			0.89%			0.93%

The percentage of total average assets attributable to foreign activities was 37.9%, 39.4% and 37.3%, respectively, for the fiscal years ended March 31, 2015, 2016 and 2017.

The percentage of total average liabilities attributable to foreign activities was 38.4%, 40.1% and 38.1%, respectively, for the fiscal years ended March 31, 2015, 2016 and 2017.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015, and the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016.

	Fiscal year ended March 31, 2015 versus fiscal year ended March 31, 2016			Fiscal year ended March 31, 2016 versus fiscal year ended March 31, 2017
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥10,466	¥379	¥10,845	¥(577)	¥(2,511)	¥(3,088)
Foreign	4,150	3,389	7,539	(13,178)	12,347	(831)

Total	14,616	3,768	18,384	(13,755)	9,836	(3,919)

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	2,633	(5,975)	(3,342)	624	308	932
Foreign	(923)	(2,450)	(3,373)	(14,533)	16,356	1,823

Total	1,710	(8,425)	(6,715)	(13,909)	16,664	2,755

Trading account assets:
Domestic	(10,404)	(2,749)	(13,153)	(9,580)	766	(8,814)
Foreign	21,740	13,473	35,213	17,387	25,207	42,594

Total	11,336	10,724	22,060	7,807	25,973	33,780

Investment securities(2):
Domestic	(27,125)	21,318	(5,807)	(32,071)	21,036	(11,035)
Foreign	15,308	(5,201)	10,107	(10,844)	4,981	(5,863)

Total	(11,817)	16,117	4,300	(42,915)	26,017	(16,898)

Loans:
Domestic	11,114	(59,234)	(48,120)	(30,138)	(26,902)	(57,040)
Foreign	154,504	(33,320)	121,184	(27,046)	53,397	26,351

Total	165,618	(92,554)	73,064	(57,184)	26,495	(30,689)

Total interest income:
Domestic	(13,316)	(46,261)	(59,577)	(71,742)	(7,303)	(79,045)
Foreign	194,779	(24,109)	170,670	(48,214)	112,288	64,074

Total	¥181,463	¥(70,370)	¥111,093	¥(119,956)	¥104,985	¥(14,971)

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2015 versus fiscal year ended March 31, 2016			Fiscal year ended March 31, 2016 versus fiscal year ended March 31, 2017
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥1,843	¥13,973	¥15,816	¥4,039	¥(27,883)	¥(23,844)
Foreign	25,107	8,720	33,827	(18,967)	39,906	20,939

Total	26,950	22,693	49,643	(14,928)	12,023	(2,905)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	1,211	12,354	13,565	(3,990)	29,802	25,812
Foreign	268	(8,411)	(8,143)	(1,190)	3,764	2,574

Total	1,479	3,943	5,422	(5,180)	33,566	28,386

Due to trust account—Domestic	353	(352)	1	371	(669)	(298)

Other short-term borrowings and trading account liabilities:
Domestic	(3,542)	729	(2,813)	(13,802)	(664)	(14,466)
Foreign	2,165	(5,232)	(3,067)	(1,827)	22,858	21,031

Total	(1,377)	(4,503)	(5,880)	(15,629)	22,194	6,565

Long-term debt:
Domestic	31,489	(2,952)	28,537	42,215	(12,922)	29,293
Foreign	(16,181)	19,638	3,457	(21,629)	(14,137)	(35,766)

Total	15,308	16,686	31,994	20,586	(27,059)	(6,473)

Total interest expense:
Domestic	31,354	23,752	55,106	28,833	(12,336)	16,497
Foreign	11,359	14,715	26,074	(43,613)	52,391	8,778

Total	¥42,713	¥38,467	¥81,180	¥(14,780)	¥40,055	¥25,275

Net interest income:
Domestic	¥(44,670)	¥(70,013)	¥(114,683)	¥(100,575)	¥5,033	¥(95,542)
Foreign	183,420	(38,824)	144,596	(4,601)	59,897	55,296

Total	¥138,750	¥(108,837)	¥29,913	¥(105,176)	¥64,930	¥(40,246)

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio

The following table shows information as to the value of our Available-for-sale securities and Held-to-maturity securities at March 31, 2015, 2016 and 2017:

	At March 31,
	2015			2016			2017
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions)
Available-for-sale securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥35,079,893	¥35,405,632	¥325,739	¥28,427,163	¥29,127,841	¥700,678	¥25,435,570	¥25,826,288	¥390,718
Corporate bonds	982,427	1,008,982	26,555	795,427	816,984	21,557	899,572	917,170	17,598
Marketable equity securities	2,546,386	6,358,658	3,812,272	2,646,182	5,602,328	2,956,146	2,719,146	6,115,213	3,396,067
Other securities	684,645	692,187	7,542	1,088,843	1,103,232	14,389	1,844,358	1,851,402	7,044

Total domestic	39,293,351	43,465,459	4,172,108	32,957,615	36,650,385	3,692,770	30,898,646	34,710,073	3,811,427

Foreign:
U.S. Treasury and other U.S. government agencies bonds	675,623	683,513	7,890	869,152	880,154	11,002	1,075,244	1,060,868	(14,376)
Other governments and official institutions bonds	985,663	998,991	13,328	1,177,635	1,193,914	16,279	1,087,653	1,089,061	1,408
Mortgage-backed securities	1,149,968	1,139,202	(10,766)	1,090,886	1,076,866	(14,020)	913,118	898,301	(14,817)
Other securities	1,203,676	1,203,239	(437)	1,419,445	1,424,912	5,467	1,321,273	1,331,796	10,523

Total foreign	4,014,930	4,024,945	10,015	4,557,118	4,575,846	18,728	4,397,288	4,380,026	(17,262)

Total	¥43,308,281	¥47,490,404	¥4,182,123	¥37,514,733	¥41,226,231	¥3,711,498	¥35,295,934	¥39,090,099	¥3,794,165

Held-to-maturity securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,126,212	¥1,140,768	¥14,556	¥1,101,107	¥1,159,115	¥58,008	¥1,100,955	¥1,144,070	¥43,115
Other securities	300	300	—	200	200	—	100	100	—

Total domestic	1,126,512	1,141,068	14,556	1,101,307	1,159,315	58,008	1,101,055	1,144,170	43,115

Foreign:
U.S. Treasury and other U.S. government agencies bonds	62,209	63,765	1,556	62,563	63,965	1,402	60,910	62,023	1,113
Other governments and official institutions bonds	15,278	15,278	—	26,772	26,290	(482)	225	225	—
Mortgage-backed securities	925,813	940,030	14,217	1,139,631	1,145,520	5,889	1,146,828	1,143,938	(2,890)
Asset-backed securities	2,000,639	2,023,998	23,359	1,536,395	1,536,158	(237)	1,278,303	1,287,395	9,092

Total foreign	3,003,939	3,043,071	39,132	2,765,361	2,771,933	6,572	2,486,266	2,493,581	7,315

Total	¥4,130,451	¥4,184,139	¥53,688	¥3,866,668	¥3,931,248	¥64,580	¥3,587,321	¥3,637,751	¥50,430

Nonmarketable equity securities presented in Other investment securities in the accompanying consolidated financial statements were primarily carried at cost of ¥564,582 million, ¥530,026 million and ¥529,869 million, at March 31, 2015, 2016 and 2017, respectively. The corresponding fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥22,537 million, ¥24,689 million and ¥26,292 million, at March 31, 2015, 2016 and 2017, respectively.

The following table presents the book values, maturities and weighted average yields of Available-for-sale securities and Held-to-maturity securities, excluding equity securities, at March 31, 2017. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥13,960,418	0.11%	¥6,451,039	0.59%	¥2,318,404	0.47%	¥3,096,427	1.32%	¥25,826,288	0.39%
Corporate bonds	128,429	0.89	598,776	0.36	168,670	0.42	21,295	0.94	917,170	0.46
Other securities	225,587	0.63	382,420	0.48	896,193	0.25	347,202	0.32	1,851,402	0.36

Total domestic	14,314,434	0.12	7,432,235	0.57	3,383,267	0.41	3,464,924	1.21	28,594,860	0.39

Foreign:
U.S. Treasury and other U.S. government agencies bonds	196,000	0.32	457,502	1.76	404,889	1.68	2,477	3.17	1,060,868	1.47
Other governments and official institutions bonds	256,313	1.33	724,698	2.18	103,967	2.33	4,083	0.36	1,089,061	1.99
Mortgage-backed securities	—	—	1,415	2.53	37,734	1.94	859,152	2.38	898,301	2.37
Other securities	285,731	2.11	584,004	1.88	261,871	2.28	176,989	2.37	1,308,595	2.08

Total foreign	738,044	1.37	1,767,619	1.97	808,461	1.97	1,042,701	2.38	4,356,825	1.97

Total	¥15,052,478	0.18%	¥9,199,854	0.84%	¥4,191,728	0.72%	¥4,507,625	1.50%	¥32,951,685	0.61%

Held-to-maturity securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥—	—%	¥—	—%	¥1,100,955	0.51%	¥—	—%	¥ 1,100,955	0.51%
Other securities	100	1.00	—	—	—	—	—	—	100	1.00

Total domestic	100	1.00	—	—	1,100,955	0.51	—	—	1,101,055	0.51

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	60,910	2.09	—	—	—	—	60,910	2.09
Other governments and official institutions bonds	225	—	—	—	—	—	—	—	225	—
Mortgage-backed securities	—	—	11,533	0.83	106,637	2.39	1,028,658	2.43	1,146,828	2.41
Asset-backed securities	—	—	59,607	5.00	895,730	1.92	322,966	1.68	1,278,303	2.00

Total foreign	225	—	132,050	3.29	1,002,367	1.97	1,351,624	2.25	2,486,266	2.19

Total	¥325	0.31%	¥132,050	3.29%	¥2,103,322	1.20%	¥1,351,624	2.25%	¥ 3,587,321	1.67%

Other than U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of the individual issuers held in our investment securities portfolio exceeded 10% of the consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2017.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and industry of the borrower at March 31 for each of the five fiscal years ended March 31, 2017. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2013	2014	2015	2016	2017
	(in millions)
Domestic:
Manufacturing	¥11,767,352	¥11,540,753	¥11,703,428	¥12,158,642	¥11,796,803
Construction	1,056,276	980,877	977,892	913,180	819,262
Real estate	11,143,777	10,989,562	10,911,240	11,175,130	11,622,372
Services	2,881,666	2,693,561	2,684,355	2,503,446	2,549,300
Wholesale and retail	8,330,553	8,475,143	8,345,481	7,891,364	7,970,579
Banks and other financial institutions(1)	3,622,021	3,985,106	4,329,964	5,146,932	5,223,906
Communication and information services	1,314,505	1,443,466	1,527,811	1,509,858	1,634,584
Other industries	12,191,566	13,496,763	12,674,004	14,739,826	8,898,712
Consumer	17,132,396	16,921,352	16,720,590	16,397,560	16,491,010

Total domestic	69,440,112	70,526,583	69,874,765	72,435,938	67,006,528

Foreign:
Governments and official institutions	673,548	811,475	1,052,051	1,125,031	1,037,795
Banks and other financial institutions(1)	7,258,978	9,792,255	11,973,021	13,654,335	13,844,964
Commercial and industrial	18,738,731	24,533,816	29,593,255	30,056,474	30,279,641
Other	2,601,338	4,872,372	6,065,782	5,818,747	6,334,551

Total foreign	29,272,595	40,009,918	48,684,109	50,654,587	51,496,951

Total	98,712,707	110,536,501	118,558,874	123,090,525	118,503,479
Unearned income, unamortized premiums—net and deferred loan fees—net	(122,478)	(260,090)	(293,672)	(299,567)	(288,507)

Total(2)	¥98,590,229	¥110,276,411	¥118,265,202	¥122,790,958	¥118,214,972

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥35,261 million, ¥46,635 million, ¥88,927 million, ¥100,889 million and ¥185,940 million at March 31, 2013, 2014, 2015, 2016 and 2017, respectively, which are carried at the lower of cost or fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2017:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥6,548,619	¥3,442,560	¥1,805,624	¥11,796,803
Construction	446,236	291,342	81,684	819,262
Real estate	2,716,836	4,075,345	4,830,191	11,622,372
Services	1,085,196	1,047,909	416,195	2,549,300
Wholesale and retail	5,191,150	1,935,987	843,442	7,970,579
Banks and other financial institutions	3,304,678	1,406,319	512,909	5,223,906
Communication and information services	388,298	971,994	274,292	1,634,584
Other industries	5,457,814	2,132,810	1,308,088	8,898,712
Consumer	2,314,558	3,268,617	10,907,835	16,491,010

Total Domestic	27,453,385	18,572,883	20,980,260	67,006,528

Foreign	19,189,421	20,499,314	11,808,216	51,496,951

Total	¥46,642,806	¥39,072,197	¥32,788,476	¥118,503,479

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2017 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥15,408,501	¥3,534,309	¥18,942,810
Floating or adjustable rate	24,144,642	28,773,221	52,917,863

Total	¥39,553,143	¥32,307,530	¥71,860,673

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2017, based on the domicile and type of industry of the borrowers:

	At March 31,
	2013	2014	2015	2016	2017
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥213,181	¥167,962	¥119,052	¥372,875	¥185,124
Construction	37,530	30,202	20,150	15,256	15,248
Real estate	205,959	154,766	85,625	66,210	50,142
Services	87,103	72,851	54,801	41,056	38,977
Wholesale and retail	250,241	212,356	158,454	132,858	131,545
Banks and other financial institutions	13,993	7,234	5,715	675	2,432
Communication and information services	32,125	24,956	23,204	20,270	18,711
Other industries	43,585	36,861	19,094	29,715	10,352
Consumer	269,641	227,476	199,665	174,106	161,680

Total domestic	1,153,358	934,664	685,760	853,021	614,211

Foreign:
Governments and official institutions	66	43	40	132	—
Banks and other financial institutions	21,814	24,091	7,372	14,337	5,902
Commercial and industrial	87,628	87,808	144,609	264,163	301,685
Other	32,247	68,840	75,916	68,514	64,834

Total foreign	141,755	180,782	227,937	347,146	372,421

Total	¥1,295,113	¥1,115,446	¥913,697	¥1,200,167	¥986,632

Restructured loans:
Domestic	¥847,728	¥718,027	¥735,348	¥459,294	¥682,041
Foreign	138,119	153,204	144,089	166,240	158,784

Total	¥985,847	¥871,231	¥879,437	¥625,534	¥840,825

Accruing loans contractually past due 90 days or more:
Domestic	¥41,216	¥47,759	¥48,050	¥47,919	¥37,650
Foreign(1)	328	961	360	314	3,430

Total	¥41,544	¥48,720	¥48,410	¥48,233	¥41,080

Total(2)	¥2,322,504	¥2,035,397	¥1,841,544	¥1,873,934	¥1,868,537

Notes:

(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥10,736 million, ¥13,068 million, ¥5,666 million, ¥1,930 million and ¥1,514 million of Federal Deposit Insurance Corporation (“FDIC”) covered loans held by MUAH which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2013, 2014, 2015, 2016 and 2017, respectively.
(2)	The sum of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more includes large groups of smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment, and accruing loans contractually past due 90 days or more. However, these loans are excluded from the impaired loan balances of ¥1,725,150 million and ¥1,715,850 million, at March 31, 2016 and 2017, respectively, disclosed in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2017 was approximately ¥45.0 billion, of which ¥19.0 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2017 was approximately ¥28.5 billion, of which ¥13.0 billion was included in the results of operations for the fiscal year.

Potential Problem Loans

We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual loans, restructured loans and accruing loans past due 90 days or more.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers domiciled in a foreign country which in total exceeded 0.75% of our consolidated total assets at March 31, 2015, 2016 and 2017. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2017, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by industry of the borrower for each of the five fiscal years ended March 31, 2017:

	Fiscal years ended March 31,
	2013	2014	2015	2016	2017
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,285,507	¥1,335,987	¥1,094,420	¥1,055,479	¥1,111,130
Provision (credit) for credit losses	144,542	(106,371)	86,998	231,862	253,688
Charge-offs:
Domestic:
Manufacturing	21,510	52,579	28,413	50,813	30,549
Construction	7,378	2,985	2,066	1,617	647
Real estate	4,413	17,124	8,571	1,857	2,318
Services	5,404	13,555	9,447	5,102	5,225
Wholesale and retail	28,902	39,218	37,477	32,910	17,402
Banks and other financial institutions	160	243	745	35	—
Communication and information services	3,100	5,061	3,668	1,173	2,903
Other industries	2,984	3,312	3,158	953	767
Consumer	49,947	27,888	27,148	15,847	22,877

Total domestic	123,798	161,965	120,693	110,307	82,688
Total foreign	20,739	29,133	56,468	88,464	131,070

Total	144,537	191,098	177,161	198,771	213,758

Recoveries:
Domestic	23,310	27,105	22,083	22,357	21,954
Foreign	8,365	10,245	4,412	19,455	21,995

Total	31,675	37,350	26,495	41,812	43,949

Net charge-offs	112,862	153,748	150,666	156,959	169,809
Others(1)	18,800	18,552	24,727	(19,252)	(12,821)

Allowance for credit losses at end of fiscal year	¥1,335,987	¥1,094,420	¥1,055,479	¥1,111,130	¥1,182,188

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥170,812	¥207,111	¥184,460	¥267,293	¥416,221

Balance at end of fiscal year	¥207,111	¥184,460	¥267,293	¥416,221	¥387,250

Provision (credit) for credit losses	¥30,859	¥(21,727)	¥110,494	¥237,189	¥92,689

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.12%	0.15%	0.13%	0.13%	0.14%

Note:

(1)	Others principally include losses (gains) from foreign exchange translation.

The following table shows an allocation of our allowance for credit losses at March 31 for each of the five fiscal years ended March 31, 2017:

	At March 31,
	2013		2014		2015		2016		2017
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥296,798	11.92%	¥239,461	10.44%	¥240,013	9.87%	¥321,412	9.88%	¥409,018	9.95%
Construction	32,396	1.07	25,447	0.89	17,318	0.82	9,813	0.74	12,097	0.69
Real estate	91,046	11.29	81,685	9.94	70,423	9.20	31,960	9.08	33,579	9.81
Services	82,220	2.92	69,511	2.44	51,760	2.26	34,430	2.03	42,023	2.15
Wholesale and retail	258,161	8.44	207,281	7.67	164,729	7.04	116,450	6.41	138,119	6.73
Banks and other financial institutions	28,895	3.67	21,110	3.61	30,597	3.65	12,840	4.18	14,732	4.41
Communication and information services	27,775	1.33	20,196	1.31	20,130	1.29	14,371	1.23	13,902	1.38
Other industries	68,530	12.35	59,770	12.20	64,443	10.69	48,870	11.97	25,156	7.50
Consumer	233,531	17.36	177,384	15.30	126,362	14.11	102,351	13.33	106,312	13.92
Foreign:
Governments and official institutions	30,377	0.68	28,599	0.73	25,136	0.89	22,950	0.91	25,098	0.88
Banks and other financial institutions	26,869	7.35	26,921	8.86	18,325	10.10	24,471	11.09	20,717	11.68
Commercial and industrial	137,780	18.98	119,204	22.20	176,823	24.96	307,050	24.42	263,429	25.55
Other	12,085	2.64	9,736	4.41	47,009	5.12	61,750	4.73	78,006	5.35
Unallocated	9,524	—	8,115	—	2,411	—	2,412	—	—	—

Total	¥1,335,987	100.00%	¥1,094,420	100.00%	¥1,055,479	100.00%	¥1,111,130	100.00%	¥1,182,188	100.00%

Allowance as a percentage of loans	1.36%		0.99%		0.89%		0.90%		1.00%
Allowance as a percentage of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more	57.52%		53.77%		57.31%		59.29%		63.27%

While the allowance for credit losses contains amounts allocated to components of specifically identified loans as well as a group on a portfolio of loans, the allowance for credit losses covers the credit losses of the entire loan portfolio and the allocations shown above are not intended to be restricted to the specific loan category. Accordingly, as the evaluation of credit risk changes, allocations of the allowance will be adjusted to reflect current conditions and various other factors.

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015		2016		2017
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥15,678,066	—%	¥16,771,050	—%	¥20,034,315	—%
Interest-bearing demand deposits	58,571,378	0.03	62,669,203	0.03	69,961,568	0.02
Deposits at notice	1,169,001	0.03	1,204,182	0.02	1,704,160	0.00
Time deposits	40,773,580	0.08	40,389,469	0.12	41,782,117	0.08
Certificates of deposit	6,327,702	0.09	6,133,456	0.08	3,708,639	0.02
Foreign offices:
Non-interest-bearing demand deposits	4,704,588	—	5,711,170	—	5,636,431	—
Interest-bearing deposits, principally time deposits and certificates of deposit	37,361,232	0.66	41,066,208	0.68	38,411,021	0.79

Total	¥164,585,547		¥173,944,738		¥181,238,251

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥625,859 million, ¥799,134 million and ¥886,274 million, respectively.

At March 31, 2017, the balances and remaining maturities of time deposits and certificates of deposit (“CDs”) issued by domestic offices in amounts of ¥10 million (approximately U.S.$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2017) or more and total foreign deposits issued in amounts of U.S.$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥6,301,605	¥3,307,441	¥9,609,046
Over three months through six months	4,785,436	308,589	5,094,025
Over six months through twelve months	9,116,402	206,330	9,322,732
Over twelve months	3,788,524	76,805	3,865,329

Total	¥23,991,967	¥3,899,165	¥27,891,132

Foreign offices			¥22,944,072

VI.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥33,314,214	¥34,418,693	¥31,383,032
Maximum balance outstanding at any month-end during the fiscal year	39,210,296	38,054,242	31,520,721
Balance at end of fiscal year	32,602,540	28,213,420	23,605,480
Weighted average interest rate during the fiscal year	0.15%	0.16%	0.26%
Weighted average interest rate on balance at end of fiscal year	0.10%	0.19%	0.18%
Due to trust account:
Average balance outstanding during the fiscal year	¥560,251	¥1,162,326	¥3,122,190
Maximum balance outstanding at any month-end during the fiscal year	1,610,992	6,338,154	4,099,102
Balance at end of fiscal year	1,610,992	6,338,154	3,335,155
Weighted average interest rate during the fiscal year	0.09%	0.04%	0.01%
Weighted average interest rate on balance at end of fiscal year	0.05%	0.02%	0.00%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥11,315,050	¥11,030,368	¥6,527,129
Maximum balance outstanding at any month-end during the fiscal year	11,669,175	11,875,134	7,969,521
Balance at end of fiscal year	11,545,807	9,357,728	7,969,521
Weighted average interest rate during the fiscal year	0.26%	0.23%	0.58%
Weighted average interest rate on balance at end of fiscal year	0.21%	0.36%	0.66%

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2016 and 2017, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2017 (all expressed in Japanese Yen). These consolidated financial statements are the responsibility of the MUFG Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MUFG and subsidiaries as of March 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the MUFG Group’s internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 14, 2017 expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 14, 2017

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2016 AND 2017

(in millions)	2016	2017
ASSETS
Cash and due from banks (Note 8)	¥8,656,322	¥25,682,741
Interest-earning deposits in other banks (Notes 8 and 32)	41,017,579	38,327,029
Call loans and funds sold	699,025	704,237
Receivables under resale agreements (Notes 15 and 32)	7,446,665	8,188,146
Receivables under securities borrowing transactions (Notes 15 and 32)	6,041,984	11,002,724
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥11,929,762 and ¥6,175,242 in 2016 and 2017) (including ¥23,656,715 and ¥14,957,135 measured at fair value under fair value option in 2016 and 2017) (Notes 8, 15, 24 and 32)	50,825,399	41,320,049
Investment securities (Notes 3, 8 and 32):
Available-for-sale securities—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥4,811,104 and ¥11,133,433 in 2016 and 2017)	41,226,231	39,090,099
Held-to-maturity securities—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥27,859 and ¥446,146 in 2016 and 2017) (fair value of ¥3,931,248 and ¥3,637,751 in 2016 and 2017)	3,866,668	3,587,321
Other investment securities	554,715	556,161

Total investment securities	45,647,614	43,233,581

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,192,996 and ¥1,010,730 in 2016 and 2017) (Notes 4 and 8)	122,790,958	118,214,972
Allowance for credit losses (Note 4)	(1,111,130)	(1,182,188)

Net loans	121,679,828	117,032,784

Premises and equipment—net (Note 5)	1,005,905	994,271
Accrued interest	325,373	281,752
Customers’ acceptance liability	132,532	156,208
Intangible assets—net (Notes 2 and 6)	1,015,150	1,020,359
Goodwill (Notes 2 and 6)	454,375	450,143
Deferred tax assets (Notes 7 and 14)	155,010	76,452
Other assets (Notes 8, 13, 14 and 32)	7,454,594	8,714,543

Total assets	¥292,557,355	¥297,185,019

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 26)
Cash and due from banks	¥1,409	¥186
Interest-earning deposits in other banks	52,527	12,048
Trading account assets	2,048,039	539,809
Investment securities	1,383,637	1,637,587
Loans	7,194,695	12,713,190
All other assets	193,152	271,041

Total assets of consolidated VIEs	¥10,873,459	¥15,173,861

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2016 AND 2017

(in millions, except shares)	2016	2017
LIABILITIES AND EQUITY
Deposits (Notes 8 and 9):
Domestic offices:
Non-interest-bearing	¥20,045,780	¥23,098,886
Interest-bearing	115,432,472	121,741,545
Overseas offices:
Non-interest-bearing	5,919,018	6,387,219
Interest-bearing	40,040,817	39,173,973

Total deposits	181,438,087	190,401,623

Call money and funds purchased (Notes 8 and 10)	1,388,589	1,974,977
Payables under repurchase agreements (Notes 8, 15 and 16)	22,114,424	16,081,499
Payables under securities lending transactions (Notes 8, 15 and 16)	4,710,407	5,549,004
Due to trust account (Note 11)	6,338,154	3,335,155
Other short-term borrowings (including ¥110,110 and ¥112,424 measured at fair value under fair value option in 2016 and 2017) (Notes 8, 12 and 32)	9,357,728	7,969,521
Trading account liabilities (Notes 15, 24 and 32)	21,025,012	18,790,133
Obligations to return securities received as collateral (Notes 15, 16 and 32)	1,919,066	3,516,232
Bank acceptances outstanding	132,532	156,208
Accrued interest	132,802	147,351
Long-term debt (including ¥499,386 and ¥377,423 measured at fair value under fair value option in 2016 and 2017) (Notes 8, 12 and 32)	21,959,136	27,743,443
Other liabilities (Notes 1, 7, 8, 13, 14 and 27)	7,193,151	6,755,165

Total liabilities	277,709,088	282,420,311

Commitments and contingent liabilities (Notes 25 and 27)
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 14,168,853,820 shares in 2016 and 2017, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	5,958,929	5,956,644
Retained earnings (Notes 19 and 36):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,980,257	3,931,612
Accumulated other comprehensive income, net of taxes (Note 20)	2,301,259	2,281,423
Treasury stock, at cost—380,944,204 common shares and 739,564,216 common shares in 2016 and 2017	(299,661)	(513,988)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,270,625	13,985,532
Noncontrolling interests (Note 21)	577,642	779,176

Total equity	14,848,267	14,764,708

Total liabilities and equity	¥292,557,355	¥297,185,019

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 26)
Other short-term borrowings	¥37,892	¥22,044
Long-term debt	691,400	547,971
All other liabilities	139,920	49,447

Total liabilities of consolidated VIEs	¥869,212	¥619,462

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(in millions)	2015	2016	2017
Interest income:
Loans, including fees (Note 4)	¥1,981,274	¥2,054,338	¥2,023,649
Deposits in other banks	64,270	82,654	78,735
Investment securities:
Interest	252,149	254,214	235,638
Dividends	131,593	133,828	135,506
Trading account assets	400,020	422,080	455,860
Call loans and funds sold	11,181	10,450	11,023
Receivables under resale agreements and securities borrowing transactions	54,158	48,174	50,356

Total	2,894,645	3,005,738	2,990,767

Interest expense:
Deposits	300,692	350,335	347,430
Call money and funds purchased	7,287	8,802	1,791
Payables under repurchase agreements and securities lending transactions	41,294	45,201	80,598
Due to trust account	504	505	207
Other short-term borrowings and trading account liabilities	60,452	54,572	61,137
Long-term debt	252,955	284,949	278,476

Total	663,184	744,364	769,639

Net interest income	2,231,461	2,261,374	2,221,128
Provision for credit losses (Note 4)	86,998	231,862	253,688

Net interest income after provision for credit losses	2,144,463	2,029,512	1,967,440

Non-interest income:
Fees and commissions income (Note 28)	1,400,980	1,475,872	1,414,893
Foreign exchange gains (losses)—net (Note 29)	(113,073)	192,086	(134,885)
Trading account profits (losses)—net (Notes 29 and 32)	1,148,661	276,654	(639,184)
Investment securities gains—net (Note 3)(1)	154,687	232,259	281,158
Equity in earnings of equity method investees—net (Note 14)	172,946	176,857	197,821
Gains on sales of loans (Note 4)	15,027	12,293	13,286
Other non-interest income (Note 21)	65,850	41,669	63,617

Total	2,845,078	2,407,690	1,196,706

Non-interest expense:
Salaries and employee benefits (Note 13)	1,097,452	1,158,896	1,096,797
Occupancy expenses—net (Notes 5 and 27)	168,780	182,782	176,819
Fees and commissions expenses	248,136	285,387	273,675
Outsourcing expenses, including data processing	241,650	244,734	258,345
Depreciation of premises and equipment (Note 5)	108,659	99,680	99,774
Amortization of intangible assets (Note 6)	222,353	237,342	227,942
Impairment of intangible assets (Note 6)	677	117,726	5,803
Insurance premiums, including deposit insurance	115,451	91,854	91,881
Communications	54,712	58,314	55,274
Taxes and public charges	96,627	93,734	94,047
Impairment of goodwill (Note 6)	3,432	333,719	6,638
Provision (credit) for off-balance sheet credit instruments	876	(185)	106,556
Other non-interest expenses (Notes 4, 5, 21 and 27)	368,080	370,549	398,052

Total	2,726,885	3,274,532	2,891,603

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(in millions, except per share amount)	2015	2016	2017
Income before income tax expense	2,262,656	1,162,670	272,543
Income tax expense (Note 7)	666,020	369,432	94,453

Net income before attribution of noncontrolling interests	1,596,636	793,238	178,090
Net income (loss) attributable to noncontrolling interests (Note 21)	65,509	(9,094)	(24,590)

Net income attributable to Mitsubishi UFJ Financial Group	¥1,531,127	¥802,332	¥202,680

Income allocated to preferred shareholders:
Cash dividends paid	¥8,970	¥—	¥—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥1,522,157	¥802,332	¥202,680

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 23):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥107.81	¥57.78	¥14.93
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	107.50	57.51	14.68
Cash dividend per common share	18.00	18.00	18.00
Weighted average common shares outstanding	14,118	13,886	13,574
Weighted average diluted common shares outstanding	14,138	13,903	13,585
(1) The following credit losses are included in Investment securities gains—net:

(in millions)	2015	2016	2017
Decline in fair value	¥3,429	¥937	¥706
Other comprehensive income—net	84	26	35

Total credit losses	¥3,513	¥963	¥741

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(in millions)	2015	2016	2017
Net income before attribution of noncontrolling interests	¥1,596,636	¥793,238	¥178,090
Other comprehensive income (loss), net of tax (Note 20):
Net unrealized gains (losses) on investment securities(1)	999,817	(249,781)	12,961
Net debt valuation adjustments (Note 14)	—	3,505	(8,552)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	899	1,808	(13,245)
Defined benefit plans (Note 13)	18,927	(131,493)	103,572
Foreign currency translation adjustments	688,518	(356,677)	(143,210)

Total	1,708,161	(732,638)	(48,474)

Comprehensive income	3,304,797	60,600	129,616
Net income (loss) attributable to noncontrolling interests	65,509	(9,094)	(24,590)
Other comprehensive income (loss) attributable to noncontrolling interests	(1,412)	27,773	(24,765)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥3,240,700	¥41,921	¥178,971

(1)	Unrealized gains of ¥56 million, ¥17 million and ¥24 million, net of tax, related to debt securities with credit component were realized and included in net income before attribution of noncontrolling interests for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(in millions, except per share amount)	2015	2016	2017
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,089,245	¥2,090,270	¥2,090,270
Issuance of new shares of common stock by way of exercise of stock acquisition rights	1,025	—	—

Balance at end of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270

Capital surplus (Note 18):
Balance at beginning of fiscal year	¥6,363,413	¥5,959,626	¥5,958,929
Stock-based compensation (Note 33)	(46)	1,002	(1,856)
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	1,024	—	—
Integration of BTMU’s Bangkok Branch with Krungsri (Note 2)	(15,269)	—	—
Retirement of Class 5 and 11 Preferred stock (Note 17)	(390,001)	—	—
Other—net	505	(1,699)	(429)

Balance at end of fiscal year	¥5,959,626	¥5,958,929	¥5,956,644

Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥2,157,639	¥3,424,864	¥3,980,257
Net income attributable to Mitsubishi UFJ Financial Group	1,531,127	802,332	202,680
Cash dividends:
Common stock—¥18.00 per share in 2015, 2016 and 2017	(254,932)	(251,342)	(246,338)
Preferred stock (Class 5)—¥57.50 per share in 2015	(8,970)	—	—
Losses on sales of shares of treasury stock	—	(1,182)	(1,114)
Effect of adopting new guidance by a foreign affiliated company (Note 14)	—	5,585	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Notes 1 and 26)	—	—	(3,873)

Balance at end of fiscal year (Note 36)	¥3,424,864	¥3,980,257	¥3,931,612

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(in millions)	2015	2016	2017
Accumulated other comprehensive income, net of taxes:
Balance at beginning of fiscal year	¥1,357,682	¥3,067,255	¥2,301,259
Net change during the fiscal year	1,709,573	(760,411)	(23,709)
Effect of adopting new guidance by a foreign affiliated company (Note 14)	—	(5,585)	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Notes 1 and 26)	—	—	3,873

Balance at end of fiscal year	¥3,067,255	¥2,301,259	¥2,281,423

Treasury stock, at cost:
Balance at beginning of fiscal year	¥(2,510)	¥(102,521)	¥(299,661)
Purchases of shares of treasury stock (Notes 17 and 18)	(490,076)	(200,053)	(217,803)
Sales of shares of treasury stock	2	2,829	3,491
Retirement of Class 5 and 11 Preferred stock	390,001	—	—
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	62	84	(15)

Balance at end of fiscal year	¥(102,521)	¥(299,661)	¥(513,988)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,679,065	¥14,270,625	¥13,985,532

Noncontrolling interests:
Balance at beginning of fiscal year	¥546,404	¥602,276	¥577,642
Initial subscriptions of noncontrolling interests (Note 2)	30,374	28,246	112,644
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(7,790)	8,658	113,878
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(15,661)	(54,238)	(563,918)
Decrease in noncontrolling interests related to disposition of subsidiaries	—	(120)	(1,026)
Integration of BTMU’s Bangkok Branch with Krungsri (Note 2)	15,269	—	—
Net income (loss) attributable to noncontrolling interests	65,509	(9,094)	(24,590)
Dividends paid to noncontrolling interests	(30,715)	(30,255)	(6,842)
Other comprehensive income (loss), net of taxes	(1,412)	27,773	(24,765)
Effect of adopting new guidance on consolidation of certain variable interest entities (Notes 1 and 26)	—	—	595,982
Other—net	298	4,396	171

Balance at end of fiscal year	¥602,276	¥577,642	¥779,176

Total equity	¥15,281,341	¥14,848,267	¥14,764,708

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(in millions)	2015	2016	2017
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥1,596,636	¥793,238	¥178,090
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	331,012	337,022	327,716
Impairment of goodwill (Note 6)	3,432	333,719	6,638
Impairment of intangible assets (Note 6)	677	117,726	5,803
Provision for credit losses (Note 4)	86,998	231,862	253,688
Employee benefit cost for severance indemnities and pension plans (Note 13)	19,881	17,441	20,274
Investment securities gains—net	(154,687)	(232,259)	(281,158)
Amortization of premiums on investment securities	121,459	133,534	95,091
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 32)	(3,403)	(13,867)	103,845
Foreign exchange losses (gains)—net	966,676	(358,858)	(136,976)
Equity in earnings of equity method investees—net (Note 2)	(172,946)	(176,857)	(197,821)
Provision (benefit) for deferred income tax expense	252,512	(60,945)	(212,368)
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(1,383,251)	(1,718,145)	42,609
Increase in trading account liabilities, excluding foreign exchange contracts	985,687	4,351,881	521,093
Increase (decrease) in unearned income, unamortized premiums and deferred loan fees	(1,243)	18,999	(20,476)
Decrease (increase) in accrued interest receivable and other receivables	(3,901)	(43,962)	49,783
Increase (decrease) in accrued interest payable and other payables	(49,882)	104,487	66,419
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	(85,406)	9,856	(81,083)
Increase (decrease) in allowance for repayment of excess interest	(17,760)	10,933	(7,790)
Net decrease(increase) in collateral for derivative transactions	(213,599)	539,852	(276,476)
Other—net	105,698	(214,617)	228,293

Net cash provided by operating activities	2,384,590	4,181,040	685,194

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities (including proceeds from securities under fair value option) (Note 3)	108,558,436	59,737,908	39,097,727
Proceeds from maturities of Available-for-sale securities (including proceeds from securities under fair value option) (Note 3)	35,252,780	29,412,596	26,685,532
Purchases of Available-for-sale securities (including purchases of securities under fair value option) (Note 3)	(136,034,106)	(88,088,620)	(56,306,531)
Proceeds from maturities of Held-to-maturity securities	743,850	949,592	810,838
Purchases of Held-to-maturity securities	(1,808,379)	(817,350)	(632,116)
Proceeds from sales and redemption of Other investment securities	185,342	108,615	18,539
Purchases of Other investment securities	(9,851)	(88,001)	(10,242)
Acquisition of Alternative Fund Services, a business of MUTB, net of cash acquired (Note 2)	—	(6,855)	—
Acquisition of MUFG Capital Analytics LLC (formerly Capital Analytics II LLC), a subsidiary of MUTB, net of cash acquired (Note 2)	—	—	(4,154)
Purchase of common stock and preferred stock investment in Security Bank Corporation, an equity method investee of BTMU (Note 2)	—	—	(91,993)
Acquisition of MUFG Investor Services (US) (formerly Rydex Fund Services, LLC), a subsidiary of MUTB, net of cash acquired (Note 2)	—	—	(17,175)
Purchase of common stock in Hitachi Capital Corporation, an equity method investee of MUFG (Note 2)	—	—	(91,877)
Acquisition of Hattha Kaksekar Limited, a subsidiary of Krungsri, net of cash acquired (Note 2)	—	—	(8,895)
Net decrease (increase) in loans	(2,460,836)	(8,118,108)	2,514,824
Net decrease (increase) in interest-earning deposits in other banks	(15,763,663)	(4,005,422)	2,430,244
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	643,792	(1,928,024)	(6,971,016)
Proceeds from sales of premises and equipment	10,138	37,828	32,512
Capital expenditures for premises and equipment	(162,785)	(140,651)	(116,786)
Purchases of intangible assets	(210,851)	(221,264)	(237,253)
Proceeds from sales and dispositions of investments in equity method investees	46,872	35,666	66,729
Proceeds from sales of consolidated VIEs and subsidiaries—net	102,593	209,220	264,228
Other—net	(69,011)	(72,106)	(184,800)

Net cash provided by (used in) investing activities	(10,975,679)	(12,994,976)	7,248,335

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(in millions)	2015	2016	2017
Cash flows from financing activities:
Net increase in deposits	3,951,886	12,400,034	10,902,923
Net decrease in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(366,760)	(3,072,615)	(2,979,979)
Net increase (decrease) in due to trust account	860,782	4,727,162	(3,002,999)
Net decrease in other short-term borrowings	(231,787)	(1,955,867)	(1,221,838)
Proceeds from issuance of long-term debt	7,805,572	6,335,881	12,617,836
Repayments of long-term debt	(3,072,630)	(3,786,480)	(6,804,292)
Proceeds from sales of treasury stock	2	15	256
Payments for acquisition of treasury stock (Note 18)	(100,076)	(200,053)	(217,803)
Payments for acquisition of preferred stock (Note 17)	(390,000)	—	—
Payments for acquisition of shares of certain subsidiaries from noncontrolling interest shareholders	(29,464)	(4,398)	(1,612)
Dividends paid	(263,920)	(251,448)	(246,345)
Dividends paid by subsidiaries to noncontrolling interests	(30,715)	(30,255)	(6,842)
Other—net	50,358	6,703	105,995

Net cash provided by financing activities	8,183,248	14,168,679	9,145,300

Effect of exchange rate changes on cash and cash equivalents	71,849	(51,657)	(52,410)

Net increase (decrease) in cash and cash equivalents	(335,992)	5,303,086	17,026,419

Cash and cash equivalents at beginning of fiscal year	3,689,228	3,353,236	8,656,322

Cash and cash equivalents at end of fiscal year	¥3,353,236	¥8,656,322	¥25,682,741

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥729,403	¥755,739	¥779,239
Income taxes, net of refunds	498,914	406,287	373,887
Non-cash investing and financing activities:
Assets acquired under capital lease arrangements	3,087	4,831	7,065
Acquisition of Alternative Fund Services, a business of MUTB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	349,266	—
Fair value of liabilities assumed	—	342,411	—
Adoption of new guidance on consolidation of certain variable interest entities (Note 1 and 26):
Increase in total assets, excluding cash and cash equivalents	—	—	628,236
Increase in total liabilities	—	—	32,254
Increase in noncontrolling interests	—	—	595,982
Acquisition of MUFG Capital Analytics LLC, a subsidiary of MUTB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	—	5,038
Fair value of liabilities assumed	—	—	884
Acquisition of MUFG Investor Services (US), LLC, a subsidiary of MUTB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	—	17,847
Fair value of liabilities assumed	—	—	672
Acquisition of Hattha Kaksekar Limited, a subsidiary of Krungsri (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	—	62,525
Fair value of liabilities assumed	—	—	53,630

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2015, 2016 and 2017, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in an increase of ¥6.15 billion, an increase of ¥1.34 billion, and an increase of ¥10.22 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2015, 2016 and 2017 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2015, 2016 and 2017.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to management judgment primarily relate to the allowance for credit losses, the valuation of deferred tax assets, the valuation of financial instruments, the accounting for goodwill and intangible assets, impairment of investment securities, the allowances for repayment of excess interest and accrued severance indemnities and pension liabilities.

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

The MUFG Group consolidates VIEs if it has the power to direct the activities of a VIE which most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. To assess whether a VIE should be consolidated or not, the MUFG Group considers all factors, such as the purpose and design of the VIE, contractual arrangements, and the MUFG Group’s involvement in both the establishment of the VIE and day-to-day activities of the VIE. The MUFG Group considers a right to make the most significant decisions affecting a VIE to determine whether it is deemed to have the power to direct the activities of the VIE. Furthermore, the MUFG Group considers its economic interests in the VIE, including investments in debt or equity instruments issued by the VIE, liquidity and credit enhancement, and guarantees to determine whether such interests are potentially significant to the VIE or not.

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

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2015, 2016 and 2017, there were no such transactions accounted for as sales or purchases.

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

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year ended March 31, 2017, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

Key elements relating to the policies and discipline used in determining the allowance for credit losses are credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments or existing economic conditions. In determining the appropriate level of the allowance, the MUFG Group evaluates the probable loss by collateral value, historical loss experience, probability of insolvency

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and category of loan based on its type and characteristics. The MUFG Group calculates the allowance for credit losses over the loss emergence period that is a time between a loss occurring event and the subsequent confirmation of a loss. The MUFG Group updates these conditions and probable loss on a regular basis and upon the occurrence of unexpected change in the economic environment.

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

The formula allowance is applied to loans that are categorized as Normal or Close Watch, excluding loans identified as a TDR, based on the internal credit rating and historical loss factors which are based on the loss experience. See Note 4 for the information on loans to borrowers categorized based on the internal borrower rating. Estimated losses inherent in the loans at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each internal credit rating, taking into account the historical number of defaults of borrowers within each internal credit rating divided by the total number of borrowers. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed to determine the appropriate level of the allowance. Because the evaluation of inherent loss for these loans involves an uncertainty, subjectivity and judgment, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of the formula allowance needs to be changed in subsequent years.

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

Stock-Based Compensation—MUFG and certain of its subsidiaries have a stock compensation-type stock option plan (“Stock Option Plan”) for directors (excluding outside directors and directors serving as audit committee members), corporate executive officers, executive officers and senior fellows (collectively, “officers”). Compensation costs under the Stock Option Plan are recognized based on the grant date fair value of the stock option (“Stock Acquisition Rights”) over the period during officers are required to provide service in accordance with the terms of the plan. MUFG and certain of its subsidiaries also have performance-based stock compensation plan (“the Board Incentive Plan”). The awards granted under the Board Incentive Plan are classified as either liability for the part of award which are provided to officers in cash or equity for the part of award which are provided to officers in the common shares of MUFG. Compensation costs are recognized over the requisite service period for the entire awards. For awards classified as liability, compensation costs are measured based on the fair value calculated by the quoted price of common shares of MUFG at the date of fiscal year-end and remeasured at the end of each reporting period. Changes in quoted prices of common shares of MUFG between the date of grant and the settlement of awards are recognized in the period which the changes occur. For awards classified as equity, compensation costs are measured based on the grant date fair value by the quoted price of the common shares of MUFG for employees or the fair value as of earlier of the date the performance commitment is reached or the date of completion of officers’ performance for nonemployees. See Note 33 for further discussion of stock-based compensation plans.

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2015 and 2016 to conform to the presentation for the fiscal year ended March 31, 2017. These reclassifications and format changes include the presentation of “Provision (credit) for off-balance sheet credit instruments” as a separate line item which had previously been presented as “Other non-interest expenses” in the consolidated statements of income for the fiscal years ended March 31, 2015 and 2016. These reclassifications and format changes did not result in a change to previously reported financial positions, results of operations and cash flows.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Changes

Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity—In August 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance that clarifies the measurement of the financial assets and financial liabilities of a consolidated collateralized financing entity. A reporting entity that consolidates a collateralized financing entity within the scope of this guidance may elect to measure the financial assets and the financial liabilities of that collateralized financing entity using either the measurement alternative included in this guidance or existing guidance on fair value measurement. When a reporting entity elects the measurement alternative included in this guidance for a collateralized financing entity, the reporting entity should measure both the financial assets and the financial liabilities of that collateralized financing entity in its consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption of this guidance is permitted as of the beginning of an annual period. The MUFG Group adopted this guidance on April 1, 2016, and there was no material impact on its financial position and results of operations.

Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity—In November 2014, the FASB issued new guidance which clarifies that an entity should consider all relevant terms and features including the embedded derivative feature being evaluated for bifurcation when evaluating the nature of a host contract in a hybrid financial instrument that is issued in the form of a share, and no single term or feature would necessarily determine the economic characteristics and risks of the host contract. The guidance also clarifies that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The MUFG Group adopted this guidance on April 1, 2016, and there was no material impact on its financial position and results of operations.

Amendments to the Consolidation Analysis—In February 2015, the FASB issued new guidance which amends the consolidation analysis under the current consolidation guidance. The amendments change the VIE analysis for limited partnerships and similar legal entities, the criteria for evaluating whether fees paid to a decision maker or a service provider are a variable interest, the effect of fee arrangements and related parties on the primary beneficiary determination, and rescind the indefinite deferral provision that affects the consolidation evaluation for certain investment funds. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early application is permitted. The adoption of this new accounting guidance on April 1, 2016 resulted in the consolidation and deconsolidation of certain investment funds. The net increase in the MUFG Group’s consolidated assets, liabilities and noncontrolling interests were ¥628 billion, ¥32 billion and ¥596 billion, respectively, as of April 1, 2016. See Note 26 for further information.

Simplifying the Presentation of Debt Issuance Costs—In April 2015, the FASB issued new guidance which simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. In August 2015, the FASB issued further guidance which permits an entity to defer and present debt issuance costs related to a line-of-credit arrangement as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The MUFG Group adopted all of the guidance above including retrospective application on April 1, 2016, and there was no material impact on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement—In April 2015, the FASB issued new guidance which simplifies the accounting for cloud computing arrangements by requiring that, if a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance does not change customer’s accounting for service contracts. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption of this guidance is permitted. The MUFG Group adopted this guidance on April 1, 2016, and there was no material impact on its financial position and results of operations.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—In May 2015, the FASB issued new guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Instead, a reporting entity is required to provide the amount measured using that practical expedient to permit reconciliation of the fair value of investments included in the fair value hierarchy to the line items presented in the balance sheet. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and required to be applied retrospectively. Early application is permitted. The MUFG Group adopted the above guidance including retrospective application on April 1, 2016. This guidance affected the MUFG Group’s fair value hierarchy disclosures, and did not affect its financial position and results of operations. See Notes 13 and 32 for further information.

Simplifying the Accounting for Measurement-Period Adjustments—In September 2015, the FASB issued new guidance which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period, including the related prior period impact on depreciation, amortization, and other income statement items, in the reporting period in which the adjustment amounts are determined. This guidance also requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This guidance is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Early application is permitted for financial statements that have not been issued. The MUFG Group adopted this guidance on April 1, 2016, and there was no material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In August 2015, the FASB issued new guidance which defers the effective date of the new revenue standard by one year. Early adoption is permitted, but not before the original effective date. In March 2016, the FASB issued further guidance related to the principal-versus-agent assessment which requires

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

an entity to determine the nature of the promise to the customer by identifying each specified good or service to be provided and assessing whether an entity controls each specified good or service before that good or service is transferred to the customer. In addition, in April 2016, the FASB issued guidance clarifying certain aspects of identification of promised goods or services and provides implementation guidance on licensing of intellectual property. Furthermore, in May 2016, the FASB issued guidance which amends the guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and contract modifications and completed contracts at transition, and on disclosure around transition. In December 2016, the FASB issued additional guidance which amends the new revenue standard to clarify certain aspects, including the scope and disclosure requirements. The effective date and early adoption of this guidance will be the same as the effective date and early adoption of the new revenue standard, which is not yet effective. The MUFG Group will adopt the guidance on April 1, 2018 using the modified retrospective method. Since the guidance does not apply to revenue relating to financial instruments, including trading account assets, investment securities, and loans that are accounted for in accordance with other applicable guidance, the MUFG Group does not expect the new revenue guidance to have a material impact on the elements of its results of operations most closely associated with financial instruments, including net trading account profits, net investment securities gains, and interest income. Based on the preliminary analysis, the MUFG Group has not yet identified any material changes in the timing or amount of revenue recognition related to other revenue streams within the scope. The MUFG Group will continue to evaluate the effect that this guidance will have on its financial statements and related disclosures. The MUFG Group’s implementation efforts include the identification of revenue within the scope of the new revenue recognition guidance, as well as the evaluation of revenue contracts.

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued new guidance which requires equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in fair value recognized in net income. However, for equity investments that do not have readily determinable fair values, the fair value may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, and the impairment assessment is simplified by performing a qualitative assessment to identify impairments. For financial liabilities which were elected to measure at fair value in accordance with the fair value option, this guidance also requires an entity to present separately in other comprehensive income the position of the changes in the fair value of financial liabilities resulting from a change in the instrument-specific credit risk. In addition, this guidance eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, and clarifies, for disclosure purposes, the requirement for the use of an exit price notion in the determination of the fair value of financial instruments measured at amortized cost. This guidance also clarifies that an entity must evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted except for the amendments related to the accounting for financial liabilities under the fair value option. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Leases—In February 2016, the FASB issued new guidance which requires that lessees recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The accounting applied by lessors is largely unchanged, but the accounting model for leveraged leases is not retained for leases that commence after the effective date of this guidance. This guidance also requires entities to provide qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial position and results of operations. The MUFG Group expects a gross-up on its consolidated balance sheet as a result of the adoption of this guidance, recognizing lease liabilities and right-of-use assets, though the extent of such gross-up is under evaluation. The MUFG Group’ implementation efforts include reviewing its existing lease contracts and service contracts that may include embedded leases.

Recognition of Breakage for Certain Prepaid Stored-Value Products—In March 2016, the FASB issued new guidance which clarifies that liabilities related to the sale of certain prepaid stored-value products are financial liabilities. The guidance also provides a narrow scope exception to the guidance on extinguishments of liabilities to require that breakage for those liabilities be accounted for consistent with the breakage model required by the guidance on revenue from contracts with customers for non-financial liabilities. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

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

Simplifying the Transition to the Equity Method of Accounting—In March 2016, the FASB issued new guidance which eliminates the requirement for retrospective application of the equity method and instead requires investors to apply the equity method prospectively from the date on which significant influence is obtained. This guidance also requires the equity method investor to add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest, and recognize through earnings the unrealized holding gain or loss of an available-for-sale equity security at the date on which that equity security becomes qualified for use of the equity method, if applicable. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

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

Measurement of Credit Losses on Financial Instruments—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MUFG Group is currently evaluating what effect all of the guidance above will have on its financial position and results of operations. The MUFG Group’ implementation efforts include identifying key interpretive issues and assessing existing credit forecasting models and processes against this guidance to determine what modifications may be required.

Classification of Certain Cash Receipts and Cash Payments—In August 2016, the FASB issued new guidance which provides specific guidance on eight cash flow classification issues to reduce diversity in practice. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its statement of cash flows.

Intra-Entity Transfers of Assets Other Than Inventory—In October 2016, the FASB issued new guidance which simplifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Under current U.S. GAAP, the recognition of current and deferred income taxes for an intra-entity asset transfer is prohibited until the asset has been sold to an outside party. This guidance eliminates this exception for all intra-entity sales of assets other than inventory. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Restricted Cash—In November 2016, the FASB issued new guidance which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance also requires an entity to disclose how the statement of cash flows reconciles to the balance sheet when cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents are presented in more than one line item within the balance sheet, and information about the nature of the restrictions on its cash,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its statement of cash flows and related disclosures.

Clarifying the Definition of a Business—In January 2017, the FASB issued new guidance which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, an integrated set of assets and activities is not a business. This guidance also requires that to be considered a business, an integrated set of assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, provides a framework to evaluate whether both an input and a substantive process are present, and removes the current requirement to assess if a market participant could replace any missing elements. Furthermore, this guidance narrows the definition of outputs so that the term is consistent with how outputs are described in the new revenue standard. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. Early application is permitted for transactions that occur in a period for which financial statements have not been issued. The MUFG Group is currently evaluating what effect the guidance will have on its financial position and results of operations.

Simplifying the Test for Goodwill Impairment—In January 2017, the FASB issued new guidance which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Under Step 2, an entity had to perform procedure to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. This guidance eliminates this procedure and instead requires an entity to perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. This guidance also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test, and instead requires the disclosure of the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets. This guidance is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The MUFG Group is currently evaluating what effect the guidance will have on its financial position and results of operations.

Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets—In February 2017, the FASB issued new guidance which clarifies the scope of the guidance on derecognition of nonfinancial assets and provides guidance on the accounting for partial sales of nonfinancial assets. This guidance defines an in substance nonfinancial asset, unifies guidance related to partial sales of nonfinancial assets, eliminates rules specifically addressing sales of real estate, removes exceptions to the financial asset derecognition model, and clarifies the accounting for contributions of nonfinancial assets to joint venture. The effective date and early adoption of this guidance will be the same as the effective date and early adoption of the new revenue standard, which is not yet effective. The MUFG Group is currently evaluating what effect all of the guidance above will have on its financial position and results of operations.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost—In March 2017, the FASB issued new guidance which requires that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

statement separately outside of operations. This guidance also allows only the service cost component to be eligible for capitalization when applicable. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued. The MUFG Group is currently evaluating what effect the guidance will have on its financial position and results of operations.

Premium Amortization on Purchased Callable Debt Securities—In March 2017, the FASB issued new guidance which shortens the amortization period for certain callable debt securities held at a premium, specifically requiring the premium to be amortized to the earliest call date. This guidance does not require an accounting change for securities held at a discount, and the discount continues to be amortized to maturity. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect the guidance will have on its financial position and results of operations.

Scope of Modification Accounting—In May 2017, the FASB issued new guidance which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under this guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for which financial statements have not yet been issued. The MUFG Group is currently evaluating what effect the guidance will have on its financial position and results of operations.

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

Mitsubishi UFJ Fund Services’s Acquisition of UBS Global Asset Management’s Alternative Fund Services Business

On December 11, 2015, Mitsubishi UFJ Fund Services Holdings Limited (“Mitsubishi UFJ Fund Services”), a global asset servicing subsidiary of MUTB, acquired the alternative fund services business of UBS Global Asset Management for ¥24,601 million in cash, and thereby recorded goodwill of ¥2,732 million and intangible assets of ¥7,622 million. UBS Global Asset Management is a global fund administrator providing professional services for hedge funds, funds of hedge funds, private equity funds and real estate structures. Mitsubishi UFJ Fund Services has focused on strengthening its operational abilities, to further improve the quality of services, and to expand its global network through acquisitions and investments. The purpose of this acquisition is to enhance the MUFG Group’s competitiveness and scale of operations in the global fund administration market

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with the aim to be a global industry-leading fund administrator. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the fiscal year ended March 31, 2017, no measurement period adjustments were applied to the acquisition date fair values, resulting in no change in goodwill and intangible assets.

BTMU’s Acquisition of Security Bank Corporation’s shares

On April 1, 2016, BTMU acquired newly issued common shares and preferred shares with voting rights of Security Bank Corporation (“Security Bank”), representing in the aggregate approximately 20.0% of Security Bank’s equity interest for ¥91,993 million. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. Considering both BTMU’s ownership of the common stock and preferred stock and representation on the board of directors, the MUFG Group has determined that BTMU has the ability to exercise significant influence over the operating and financial policies of Security Bank and applied the equity method of accounting for its investment.

MUTB’s Acquisition of Capital Analytics II LLC

On April 30, 2016, MUTB acquired 100% ownership of Capital Analytics II LLC for ¥4,494 million in cash, and thereby recorded goodwill of ¥2,858 million and intangible assets of ¥1,388 million. Capital Analytics II LLC is an overseas fund management company that mainly provides fund administration services for private equity funds. The purpose of this acquisition is to meet the diversified global fund administration needs of its Japanese and overseas customers through the utilization of Capital Analytics II LLC’s unparalleled operational expertise and the MUFG Group’s extensive network. Upon conclusion of the acquisition, Capital Analytics II LLC was renamed MUFG Capital Analytics LLC. During the fiscal year ended March 31, 2017, measurement period adjustments were applied to the acquisition date fair values, which decreased goodwill by ¥115 million.

Krungsri’s Acquisition of Hattha Kaksekar Limited

On September 12, 2016, Krungsri acquired 100% ownership of Hattha Kaksekar Limited for ¥15,703 million in cash, and thereby recorded goodwill of ¥8,280 million and intangible assets of ¥476 million. Hattha Kaksekar Limited is a financial institution in Cambodia providing financial services primarily to sole proprietors. The purpose of this acquisition is to enable the MUFG Group to tap into the growth of the Cambodian market by leveraging the knowhow of Ngern Tid Lor Co., Ltd., a subsidiary of Krungsri engaged in microfinance in Thailand, with an aim to promote and develop the microfinance business.

MUFG’s Acquisition of Hitachi Capital Corporation’s shares

On October 3, 2016, MUFG acquired 23.0% of the common shares of Hitachi Capital Corporation (“Hitachi Capital”) common shares for ¥91,877 million from Hitachi, Ltd. Considering both MUFG’s ownership of the common stock and representation on the board of directors, the MUFG Group has determined that MUFG has the ability to exercise significant influence over the operating and financial policies of Hitachi Capital and applied the equity method of accounting for its investment.

MUTB’s Acquisition of Rydex Fund Services, LLC

On October 4, 2016, MUTB acquired 100% ownership of Rydex Fund Services, LLC for ¥17,431 million in cash, and thereby recorded goodwill of ¥5,232 million and intangible assets of ¥11,507 million. Rydex Fund Services, LLC is an overseas fund management company that mainly provides fund administration services for funds established under the 1940 Investment Companies Act of the United States. The purpose of this acquisition

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is to meet the diversified global fund administration needs of its Japanese and overseas customers through the utilization of Rydex Fund Services, LLC’s unparalleled operational expertise and the MUFG Group’s extensive network. Upon conclusion of the acquisition, Rydex Fund Services, LLC was renamed MUFG Investor Services (US), LLC.

3.	INVESTMENT SECURITIES

The following tables present the amortized cost, gross unrealized gains and losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2016 and 2017:

At March 31, 2016:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥28,427,163	¥701,250		¥572		¥29,127,841
Japanese prefectural and municipal bonds	441,720	13,362		84		454,998
Foreign governments and official institutions bonds	2,046,787	28,850		1,569		2,074,068
Corporate bonds	998,616	25,388		724		1,023,280
Residential mortgage-backed securities	898,381	292		11,921		886,752
Commercial mortgage-backed securities	192,585	618		3,074		190,129
Asset-backed securities	1,669,114	1,969		4,301		1,666,782
Other debt securities(1)	180,322	4,657		2,194		182,785
Marketable equity securities	2,660,045	3,000,018		40,467		5,619,596

Total	¥37,514,733	¥3,776,404		¥64,906		¥41,226,231

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,101,107	¥58,008		¥—		¥1,159,115
Foreign governments and official institutions bonds	89,335	1,344		424		90,255
Corporate bonds	200	—		—		200
Residential mortgage-backed securities	938,505	5,899	(2)	4,923	(3)	939,481
Commercial mortgage-backed securities	201,126	5,551		638	(3)	206,039
Asset-backed securities	1,536,395	8,771		9,008		1,536,158

Total	¥3,866,668	¥79,573		¥14,993		¥3,931,248

Notes:

(1)	Other debt securities in the table above include ¥168,678 million of private placement debt conduit bonds.
(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥229 million at March 31, 2016 and are not included in the table above.
(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥6,183 million and ¥8,748 million, respectively, at March 31, 2016 and are not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2017:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥25,435,570	¥396,057		¥5,339		¥25,826,288
Japanese prefectural and municipal bonds	1,010,336	9,598		4,445		1,015,489
Foreign governments and official institutions bonds	2,162,897	14,006		26,974		2,149,929
Corporate bonds	1,121,967	20,854		1,089		1,141,732
Residential mortgage-backed securities	1,203,685	551		15,318		1,188,918
Commercial mortgage-backed securities	80,564	454		750		80,268
Asset-backed securities	1,374,754	5,416		1,898		1,378,272
Other debt securities(1)	169,185	4,899		3,295		170,789
Marketable equity securities	2,736,976	3,407,915		6,477		6,138,414

Total	¥35,295,934	¥3,859,750		¥65,585		¥39,090,099

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,955	¥43,115		¥—		¥1,144,070
Foreign governments and official institutions bonds	61,135	1,113		—		62,248
Corporate bonds	100	—		—		100
Residential mortgage-backed securities	962,492	4,009	(2)	11,196	(3)	955,305
Commercial mortgage-backed securities	184,336	5,065		768	(3)	188,633
Asset-backed securities	1,278,303	9,277		185		1,287,395

Total	¥3,587,321	¥62,579		¥12,149		¥3,637,751

Notes:

(1)	Other debt securities in the table above include ¥160,479 million of private placement debt conduit bonds.
(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥159 million at March 31, 2017 and are not included in the table above.
(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥4,662 million and ¥7,295 million, respectively, at March 31, 2017 and are not included in the table above.

Other Securities

Investment securities other than Available-for-sale securities or Held-to-maturity securities (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥530,026 million and ¥529,869 million at March 31, 2016 and 2017, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value of ¥24,689 million and ¥26,292 million at March 31, 2016 and 2017, respectively. See Note 32 for the valuation techniques and inputs used to estimate the fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to cost-method investments of ¥97,774 million and ¥97,774 million at March 31, 2016 and 2017, respectively, the MUFG Group estimated a fair value using commonly accepted valuation techniques to determine whether the investments were impaired in each reporting period. See Note 32 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥432,252 million and ¥432,095 million at March 31, 2016 and 2017, respectively, the MUFG Group performed a test to determine whether any impairment indicators existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share of an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of cost-method investments, which had aggregated costs of ¥431,705 million and ¥429,313 million at March 31, 2016 and 2017, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized OTTI losses on the cost-method investments of ¥1,821 million, ¥14,242 million and ¥1,044 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. The OTTI losses of ¥14,242 million for the fiscal year ended March 31, 2016 was derived from a limited number of companies categorized in the manufacturing industry. Each impairment loss was recognized based on the specific circumstances of each individual company.

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2017 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥325	¥326	¥15,052,478
Due from one year to five years	132,050	133,853	9,199,854
Due from five years to ten years	2,103,322	2,155,306	4,191,728
Due after ten years	1,351,624	1,348,266	4,507,625

Total	¥3,587,321	¥3,637,751	¥32,951,685

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized Gains and Losses and Transfers of Investment Securities

For the fiscal years ended March 31, 2015, 2016 and 2017, gross realized gains on sales of Available-for-sale securities were ¥195,272 million, ¥317,454 million and ¥367,548 million, respectively, and gross realized losses on sales of Available-for-sale securities were ¥53,628 million, ¥52,904 million and ¥63,031 million, respectively.

For the fiscal year ended March 31, 2017, the MUFG Group transferred certain securities which had a carrying value of ¥14,142 million from Held-to-maturity securities to Available-for-sale securities in response to the Volcker Rule of the Dodd-Frank Act. These securities were sold and the MUFG Group recorded a profit of ¥669 million for the fiscal year ended March 31, 2017. The transfer was in accordance with the circumstances consistent with a Held-to-maturity classification, therefore, management has determined the transfer out of Held-to-maturity is consistent with the original designation and does not taint the remaining portfolio.

Other-than-temporary Impairments of Investment Securities

For the fiscal years ended March 31, 2015, 2016 and 2017, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥5,919 million, ¥37,153 million and ¥33,823 million, respectively, which were included in Investment securities gains—net in the accompanying consolidated statements of income. The losses of ¥5,919 million for the fiscal year ended March 31, 2015 included losses of ¥3,513 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥1,821 million from nonmarketable equity securities. The losses of ¥37,153 million for the fiscal year ended March 31, 2016 included losses of ¥21,948 million from marketable equity securities, ¥963 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥14,242 million from nonmarketable equity securities. The losses of ¥33,823 million for the fiscal year ended March 31, 2017 included losses of ¥32,038 million from marketable equity securities, ¥741 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥1,044 million from nonmarketable equity securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross Unrealized Losses and Fair Value

The following tables show the gross unrealized losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2016 and 2017 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2016:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥4,210,052	¥572	¥—	¥—	¥4,210,052	¥572	53
Japanese prefectural and municipal bonds	36,613	84	—	—	36,613	84	19
Foreign governments and official institutions bonds	277,903	1,152	35,577	417	313,480	1,569	59
Corporate bonds	55,166	387	29,218	337	84,384	724	182
Residential mortgage-backed securities	570,638	6,957	279,258	4,964	849,896	11,921	402
Commercial mortgage-backed securities	139,358	2,911	7,860	163	147,218	3,074	137
Asset-backed securities	268,896	1,554	155,612	2,747	424,508	4,301	149
Other debt securities	14,474	432	76,212	1,762	90,686	2,194	36
Marketable equity securities	301,806	39,601	4,012	866	305,818	40,467	120

Total	¥5,874,906	¥53,650	¥587,749	¥11,256	¥6,462,655	¥64,906	1,157

Held-to-maturity securities:
Debt securities:
Foreign governments and official institutions bonds	¥23,698	¥424	¥—	¥—	¥23,698	¥424	4
Residential mortgage-backed securities	397,672	4,760	205,644	163	603,316	4,923	227
Commercial mortgage-backed securities	23,735	155	172,241	483	195,976	638	31
Asset-backed securities	680,621	4,756	381,783	4,252	1,062,404	9,008	46

Total	¥1,125,726	¥10,095	¥759,668	¥4,898	¥1,885,394	¥14,993	308

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2017:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,088,856	¥5,339	¥—	¥—	¥6,088,856	¥5,339	107
Japanese prefectural and municipal bonds	579,684	4,445	—	—	579,684	4,445	139
Foreign governments and official institutions bonds	1,034,336	26,677	115,053	297	1,149,389	26,974	142
Corporate bonds	277,394	933	15,613	156	293,007	1,089	160
Residential mortgage-backed securities	754,557	14,086	81,065	1,232	835,622	15,318	412
Commercial mortgage-backed securities	51,360	748	1,298	2	52,658	750	65
Asset-backed securities	80,059	1,269	128,372	629	208,431	1,898	85
Other debt securities	35,375	1,488	50,845	1,807	86,220	3,295	26
Marketable equity securities	222,950	6,449	554	28	223,504	6,477	111

Total	¥9,124,571	¥61,434	¥392,800	¥4,151	¥9,517,371	¥65,585	1,247

Held-to-maturity securities:
Debt securities:
Residential mortgage-backed securities	¥523,237	¥10,736	¥161,453	¥460	¥684,690	¥11,196	263
Commercial mortgage-backed securities	12,906	125	168,724	643	181,630	768	31
Asset-backed securities	25,679	13	101,345	172	127,024	185	5

Total	¥561,822	¥10,874	¥431,522	¥1,275	¥993,344	¥12,149	299

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, Foreign governments and official institutions bonds, and Residential and commercial mortgage-backed securities

As of March 31, 2017, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Asset-backed securities

As of March 31, 2017, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the OTTI and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no OTTI was identified as of March 31, 2017 and no impairment loss has been recorded.

Corporate bonds

As of March 31, 2017, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.

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

	2015	2016	2017
	(in millions)
Balance at beginning of fiscal year	¥12,556	¥8,814	¥6,691

Additions:
Initial credit impairments	2,728	915	645
Subsequent credit impairments	785	48	96

Reductions:
Securities sold or matured	(7,255)	(3,086)	(3,307)

Balance at end of fiscal year	¥8,814	¥6,691	¥4,125

The cumulative declines in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at March 31, 2016 and 2017 were ¥4,098 million and ¥3,450 million, respectively. Of which, the credit loss components recognized in earnings were ¥6,691 million and ¥4,125 million, and the remaining amounts related to all other factors recognized in Accumulated OCI before taxes were ¥2,593 million and ¥675 million at March 31, 2016 and 2017, respectively.

Other debt securities

As of March 31, 2017, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of OTTI, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no OTTI losses were recorded in the accompanying consolidated statements of income.

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

At March 31, 2017, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2016 and 2017 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2016	2017
	(in millions)
Domestic:
Manufacturing	¥12,158,642	¥11,796,803
Construction	913,180	819,262
Real estate	11,175,130	11,622,372
Services	2,503,446	2,549,300
Wholesale and retail	7,891,364	7,970,579
Banks and other financial institutions(1)	5,146,932	5,223,906
Communication and information services	1,509,858	1,634,584
Other industries	14,739,826	8,898,712
Consumer	16,397,560	16,491,010

Total domestic	72,435,938	67,006,528

Foreign:
Governments and official institutions	1,125,031	1,037,795
Banks and other financial institutions(1)	13,654,335	13,844,964
Commercial and industrial	30,056,474	30,279,641
Other	5,818,747	6,334,551

Total foreign	50,654,587	51,496,951

Unearned income, unamortized premiums—net and deferred loan fees—net	(299,567)	(288,507)

Total(2)	¥122,790,958	¥118,214,972

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥100,889 million and ¥185,940 million at March 31, 2016 and 2017, respectively.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The nonaccrual loans by class at March 31, 2016 and 2017 is shown below:

	2016	2017
	(in millions)
Commercial
Domestic	¥702,896	¥471,148
Manufacturing	372,801	185,095
Construction	15,207	15,202
Real estate	60,134	44,374
Services	40,523	38,602
Wholesale and retail	132,015	131,213
Banks and other financial institutions	675	2,432
Communication and information services	20,270	18,685
Other industries	29,190	10,034
Consumer	32,081	25,511
Foreign-excluding MUAH and Krungsri	189,742	191,889
Residential	79,817	75,399
Card	62,546	61,424
MUAH	66,636	82,150
Krungsri	85,325	94,902

Total(1)	¥1,186,962	¥976,912

Note:

(1)	The above table does not include loans held for sale of ¥400 million and nil at March 31, 2016 and 2017, respectively, and loans acquired with deteriorated credit quality of ¥12,805 million and ¥9,720 million at March 31, 2016 and 2017, respectively.

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and TDRs. The following table shows information about impaired loans by class at March 31, 2016 and 2017:

	Recorded Loan Balance
At March 31, 2016:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥815,185	¥241,159	¥1,056,344	¥1,101,627	¥467,729
Manufacturing	420,377	85,948	506,325	514,155	283,697
Construction	16,660	8,986	25,646	26,561	7,845
Real estate	67,508	38,833	106,341	113,917	17,074
Services	62,296	22,057	84,353	90,651	27,593
Wholesale and retail	174,946	52,718	227,664	239,763	87,999
Banks and other financial institutions	542	146	688	689	459
Communication and information services	17,047	10,091	27,138	28,312	11,303
Other industries	30,661	6,237	36,898	38,782	24,473
Consumer	25,148	16,143	41,291	48,797	7,286
Foreign-excluding MUAH and Krungsri	285,298	6,008	291,306	305,048	175,040
Loans acquired with deteriorated credit quality	11,365	—	11,365	21,390	3,286
Residential	133,435	8,518	141,953	173,777	39,629
Card	78,770	539	79,309	88,567	21,294
MUAH	68,502	32,022	100,524	108,119	13,422
Krungsri	27,873	16,476	44,349	49,879	14,532

Total(3)	¥1,420,428	¥304,722	¥1,725,150	¥1,848,407	¥734,932

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Recorded Loan Balance
At March 31, 2017:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥875,977	¥187,738	¥1,063,715	¥1,107,203	¥608,122
Manufacturing	555,009	39,587	594,596	602,038	411,787
Construction	15,007	9,068	24,075	24,907	9,107
Real estate	53,048	30,274	83,322	90,797	14,987
Services	48,304	23,162	71,466	78,097	31,074
Wholesale and retail	160,422	53,760	214,182	224,141	115,673
Banks and other financial institutions	1,836	607	2,443	2,443	1,674
Communication and information services	14,166	10,652	24,818	26,641	10,565
Other industries	10,714	5,806	16,520	17,403	7,226
Consumer	17,471	14,822	32,293	40,736	6,029
Foreign-excluding MUAH and Krungsri	262,887	23,019	285,906	309,975	164,682
Loans acquired with deteriorated credit quality	8,013	—	8,013	11,513	3,619
Residential	120,465	6,557	127,022	154,006	46,971
Card	71,849	462	72,311	80,392	20,523
MUAH	77,160	16,292	93,452	113,414	19,173
Krungsri	44,679	20,752	65,431	71,075	19,118

Total(3)	¥1,461,030	¥254,820	¥1,715,850	¥1,847,578	¥882,208

Notes:

(1)	These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans at March 31, 2016 and 2017 are accrual TDRs as follows: ¥457,219 million and ¥688,746 million—Commercial; ¥60,634 million and ¥50,213 million—Residential; ¥37,896 million and ¥32,564 million—Card; ¥49,601 million and ¥24,708 million—MUAH; and ¥8,494 million and ¥23,588 million—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥400 million and ¥9,879 million at March 31, 2016 and 2017, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015		2016		2017
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,181,941	¥23,216	¥1,066,585	¥16,572	¥1,137,501	¥14,116
Manufacturing	440,258	8,333	464,157	5,530	601,256	5,845
Construction	38,888	863	29,548	708	26,684	434
Real estate	170,549	3,163	123,203	2,169	96,229	1,593
Services	115,384	2,704	91,339	1,967	81,967	1,236
Wholesale and retail	283,213	5,358	249,656	4,333	238,798	3,466
Banks and other financial institutions	7,230	132	3,982	51	2,272	11
Communication and information services	35,249	837	29,547	677	27,531	570
Other industries	35,208	745	29,018	301	24,709	397
Consumer	55,962	1,081	46,135	836	38,055	564
Foreign-excluding MUAH and Krungsri	183,671	3,161	230,018	3,235	291,612	5,132
Loans acquired with deteriorated credit quality	14,758	697	11,549	495	9,974	432
Residential	187,642	4,241	154,760	2,918	133,876	1,883
Card	97,159	4,154	85,006	3,330	75,809	2,483
MUAH	59,711	2,040	71,966	1,550	91,690	1,664
Krungsri	18,764	609	40,037	2,252	51,597	2,201

Total	¥1,743,646	¥38,118	¥1,659,921	¥30,352	¥1,792,059	¥27,911

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions)
Accrual TDRs:
Balance at beginning of fiscal year	¥832,267	¥867,090	¥613,844
Additions (new accrual TDR status)(1)	364,445	175,178	492,269
Transfers to other impaired loans (including nonaccrual TDRs)	(28,001)	(164,016)	(40,182)
Loans sold	(223)	(9)	(1,637)
Principal payments and other	(301,398)	(264,399)	(244,475)

Balance at end of fiscal year(1)	¥867,090	¥613,844	¥819,819

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of fiscal year	¥1,028,760	¥819,716	¥1,111,306
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	281,456	617,481	541,789
Charge-off	(79,684)	(65,198)	(106,097)
Transfers to accrual TDRs	(48,176)	(32,190)	(333,478)
Loans sold	(14,448)	(12,224)	(44,984)
Principal payments and other	(348,192)	(216,279)	(272,505)

Balance at end of fiscal year(1)	¥819,716	¥1,111,306	¥896,031

Notes:

(1)	For the fiscal year ended March 31, 2015, lease receivables of ¥4,437 million and ¥924 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,333 million and ¥1,629 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2015. For the fiscal year ended March 31, 2016, lease receivables of ¥3,124 million and ¥240 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,172 million and ¥567 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2016. For the fiscal year ended March 31, 2017, lease receivables of ¥875 million and ¥74 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,065 million and ¥389 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2017.
(2)	Included in the additions of other impaired loans for the fiscal years ended March 31, 2015, 2016 and 2017 are nonaccrual TDRs as follows: ¥12,756 million, ¥10,954 million and ¥11,699 million—Card; ¥13,278 million, ¥19,725 million and ¥25,023 million—MUAH; and ¥4,009 million, ¥7,989 million and ¥7,471 million—Krungsri, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings

The following table summarizes the MUFG Group’s TDRs by class for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015		2016		2017
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥324,055	¥312,215	¥116,299	¥76,530	¥377,563	¥377,563
Manufacturing	239,793	227,953	63,304	23,535	335,347	335,347
Construction	5,053	5,053	2,881	2,881	1,377	1,377
Real estate	13,555	13,555	7,167	7,167	7,457	7,457
Services	16,024	16,024	12,226	12,226	5,268	5,268
Wholesale and retail	43,643	43,643	27,545	27,545	22,868	22,868
Banks and other financial institutions	12	12	—	—	—	—
Communication and information services	2,434	2,434	869	869	2,405	2,405
Other industries	2,005	2,005	1,240	1,240	1,493	1,493
Consumer	1,536	1,536	1,067	1,067	1,348	1,348
Foreign-excluding MUAH and Krungsri	3,090	2,927	23,849	23,849	58,178	58,178
Loans acquired with deteriorated credit quality	1,594	1,594	—	—	1,030	1,030
Residential(1)(3)	26,073	26,073	19,316	19,316	13,092	13,092
Card(2)(3)	19,275	19,015	16,002	15,670	17,256	16,759
MUAH(2)(3)	18,624	18,258	64,064	64,064	38,558	38,449
Krungsri(2)(3)	19,796	19,767	17,869	17,781	32,340	32,340

Total	¥412,507	¥399,849	¥257,399	¥217,210	¥538,017	¥537,411

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015	2016	2017
	Troubled Debt Restructurings That Subsequently defaulted
	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥5,234	¥150,142	¥4,587
Manufacturing	1,769	147,025	1,373
Construction	322	6	11
Real estate	119	745	38
Services	452	1,193	217
Wholesale and retail	2,044	1,090	2,530
Banks and other financial institutions	—	—	—
Communication and information services	264	20	385
Other industries	149	40	—
Consumer	115	23	33
Foreign-excluding MUAH and Krungsri	—	—	11,268
Loans acquired with deteriorated credit quality	—	—	—
Residential(1)(3)	345	284	231
Card(2)(3)	4,793	4,479	3,661
MUAH(2)(3)	2,839	3,925	6,624
Krungsri(2)(3)	1,455	6,219	3,984

Total	¥14,666	¥165,049	¥30,355

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.
(3)	For the fiscal years ended March 31, 2015 and 2016, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and payment deferrals was the primary concession type in the MUAH segment. For the fiscal year ended March 31, 2017, extension of the stated maturity date of loans was the primary concession type in the Residential segment, reduction in the stated rate was the primary concession type in the Commercial and Card segments and payment deferrals was the primary concession type in the MUAH and Krungsri segments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2016 and 2017:

	2016	2017
	(in millions)
Commercial(1)
Domestic	¥353,604	¥592,578
Manufacturing	133,524	409,500
Construction	10,502	8,881
Real estate	46,206	38,953
Services	43,918	32,864
Wholesale and retail	95,652	82,968
Banks and other financial institutions	13	11
Communication and information services	6,869	6,133
Other industries	7,711	6,486
Consumer	9,209	6,782
Foreign-excluding MUAH and Krungsri	103,615	96,168
Residential(1)	60,634	50,213
Card(2)	79,309	72,311
MUAH(2)	98,843	69,830
Krungsri(2)	26,422	46,651

Total	¥722,427	¥927,751

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2016 and 2017 are nonaccrual TDRs as follows: ¥41,413 million and ¥39,747 million—Card; ¥49,242 million and ¥45,122 million—MUAH; and ¥13,756 million and ¥18,998 million—Krungsri, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2015, 2016 and 2017 was not material.

TDRs for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

Regarding the Card, MUAH and Krungsri segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥31,302 million and ¥168,840 million at March 31, 2016 and 2017, respectively. See Note 25 for further discussion of commitments to extend credit.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2016 and 2017 are shown below:

At March 31, 2016:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥54,765,780	¥2,077,010	¥703,122	¥57,545,912
Manufacturing	11,129,300	602,097	372,941	12,104,338
Construction	842,100	55,250	15,207	912,557
Real estate	10,540,325	461,238	60,125	11,061,688
Services	2,232,882	216,327	40,523	2,489,732
Wholesale and retail	7,226,154	523,813	132,013	7,881,980
Banks and other financial institutions	5,133,471	12,676	675	5,146,822
Communication and information services	1,432,234	51,533	20,270	1,504,037
Other industries	14,611,047	96,522	29,276	14,736,845
Consumer	1,618,267	57,554	32,092	1,707,913
Foreign-excluding MUAH and Krungsri	35,202,041	1,102,422	195,776	36,500,239
Loans acquired with deteriorated credit quality	18,333	16,081	5,991	40,405

Total	¥89,986,154	¥3,195,513	¥904,889	¥94,086,556

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,156,030	¥80,696	¥14,236,726
Card	¥530,858	¥63,051	¥593,909

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,650,744	¥27,137	¥5,373,188	¥126,279	¥177,779	¥9,355,127

			Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
			(in millions)
Krungsri			¥4,421,957	¥161,557	¥90,767	¥4,674,281

At March 31, 2017:			Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
			(in millions)
Commercial
Domestic			¥49,572,413	¥2,161,965	¥296,961	¥52,031,339
Manufacturing			10,882,533	821,062	65,112	11,768,707
Construction			753,879	53,255	11,550	818,684
Real estate			11,137,637	352,785	42,382	11,532,804
Services			2,267,272	237,067	31,202	2,535,541
Wholesale and retail			7,403,680	462,577	98,423	7,964,680
Banks and other financial institutions			5,207,774	14,341	892	5,223,007
Communication and information services			1,573,518	45,342	15,357	1,634,217
Other industries			8,725,914	125,725	8,086	8,859,725
Consumer			1,620,206	49,811	23,957	1,693,974
Foreign-excluding MUAH and Krungsri			36,134,401	971,228	189,599	37,295,228
Loans acquired with deteriorated credit quality			16,503	12,572	5,065	34,140

Total			¥85,723,317	¥3,145,765	¥491,625	¥89,360,707

				Accrual	Nonaccrual	Total(1)
				(in millions)
Residential				¥14,256,263	¥76,185	¥14,332,448
Card				¥531,331	¥61,822	¥593,153

Credit Quality Based on the Number of Delinquencies			Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
(in millions)
MUAH	¥3,837,763	¥22,949	¥4,879,158	¥133,032	¥151,553	¥9,024,455

			Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
			(in millions)
Krungsri			¥4,672,435	¥195,472	¥98,335	¥4,966,242

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥43,037 million and ¥40,534 million as of March 31, 2016 and 2017, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

Past Due Analysis

Ages of past due loans by class at March 31, 2016 and 2017 are shown below:

At March 31, 2016:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥13,948	¥22,305	¥36,253	¥57,509,659	¥57,545,912	¥6,374
Manufacturing	670	4,209	4,879	12,099,459	12,104,338	27
Construction	443	427	870	911,687	912,557	—
Real estate	3,260	5,761	9,021	11,052,667	11,061,688	1,856
Services	2,085	1,084	3,169	2,486,563	2,489,732	106
Wholesale and retail	2,436	3,225	5,661	7,876,319	7,881,980	147
Banks and other financial institutions	—	36	36	5,146,786	5,146,822	2
Communication and information services	1,062	435	1,497	1,502,540	1,504,037	73
Other industries	187	117	304	14,736,541	14,736,845	—
Consumer	3,805	7,011	10,816	1,697,097	1,707,913	4,163
Foreign-excluding MUAH and Krungsri	17,685	23,488	41,173	36,459,066	36,500,239	—
Residential	79,243	50,449	129,692	14,095,995	14,225,687	40,835
Card	18,181	31,655	49,836	532,601	582,437	—
MUAH	17,247	8,563	25,810	9,331,855	9,357,665	241
Krungsri	87,023	70,139	157,162	4,494,996	4,652,158	—

Total	¥233,327	¥206,599	¥439,926	¥122,424,172	¥122,864,098	¥47,450

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2017:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥12,410	¥19,468	¥31,878	¥51,999,461	¥52,031,339	¥5,817
Manufacturing	1,427	1,671	3,098	11,765,609	11,768,707	20
Construction	281	235	516	818,168	818,684	—
Real estate	2,655	5,058	7,713	11,525,091	11,532,804	1,542
Services	1,294	3,225	4,519	2,531,022	2,535,541	4
Wholesale and retail	1,932	1,883	3,815	7,960,865	7,964,680	149
Banks and other financial institutions	3	21	24	5,222,983	5,223,007	—
Communication and information services	583	216	799	1,633,418	1,634,217	—
Other industries	337	99	436	8,859,289	8,859,725	—
Consumer	3,898	7,060	10,958	1,683,016	1,693,974	4,102
Foreign-excluding MUAH and Krungsri	5,268	50,105	55,373	37,239,855	37,295,228	2,244
Residential	78,227	42,335	120,562	14,202,076	14,322,638	31,382
Card	17,490	31,298	48,788	533,484	582,272	—
MUAH	25,162	14,212	39,374	8,998,049	9,037,423	1,165
Krungsri	103,055	73,261	176,316	4,780,709	4,957,025	—

Total	¥241,612	¥230,679	¥472,291	¥117,753,634	¥118,225,925	¥40,608

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include ¥732 million and ¥438 million of FDIC covered loans at March 31, 2016 and 2017, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2015, 2016 and 2017 are shown below:

Fiscal year ended March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420
Provision (credit) for credit losses	22,621	(30,858)	2,561	(1,883)	94,557	86,998
Charge-offs	119,160	13,894	10,785	5,349	27,973	177,161
Recoveries	18,995	205	3,268	4,027	—	26,495

Net charge-offs	100,165	13,689	7,517	1,322	27,973	150,666
Others(1)	8,403	—	—	7,950	8,374	24,727

Balance at end of fiscal year	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal year ended March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479
Provision (credit) for credit losses	117,024	(9,478)	885	47,429	76,002	231,862
Charge-offs	116,620	6,691	8,323	5,721	61,416	198,771
Recoveries	21,110	2,401	2,955	2,412	12,934	41,812

Net charge-offs	95,510	4,290	5,368	3,309	48,482	156,959
Others(1)	(12,671)	—	—	(435)	(6,146)	(19,252)

Balance at end of fiscal year	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130

Fiscal year ended March 31, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130
Provision (credit) for credit losses	177,295	12,224	13,289	(62)	50,942	253,688
Charge-offs	108,262	5,339	16,309	32,074	51,774	213,758
Recoveries	21,124	1,853	1,998	2,916	16,058	43,949

Net charge-offs	87,138	3,486	14,311	29,158	35,716	169,809
Others(1)	(6,030)	—	—	(5,501)	(1,290)	(12,821)

Balance at end of fiscal year	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188

Notes:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.
(2)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit losses was necessary for these loans as of March 31, 2014. Therefore, no allowance for credit losses was stated at beginning of the fiscal year ended March 31, 2015 in the above table.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2016 and 2017 are shown below:

At March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥642,769	¥39,247	¥21,294	¥13,422	¥14,401	¥731,133
Collectively evaluated for impairment	159,761	17,908	9,886	94,926	81,785	364,266
Loans acquired with deteriorated credit quality	14,029	1,443	7	106	146	15,731

Total	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130

Loans:
Individually evaluated for impairment	¥1,347,650	¥140,451	¥78,770	¥100,524	¥43,609	¥1,711,004
Collectively evaluated for impairment	92,698,501	14,085,236	503,667	9,257,873	4,608,549	121,153,826
Loans acquired with deteriorated credit quality	40,405	11,039	11,472	39,767	22,123	124,806

Total(1)	¥94,086,556	¥14,236,726	¥593,909	¥9,398,164	¥4,674,281	¥122,989,636

At March 31, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥772,804	¥46,520	¥20,523	¥19,174	¥19,035	¥878,056
Collectively evaluated for impairment	115,489	19,255	9,632	54,096	91,137	289,609
Loans acquired with deteriorated credit quality	12,393	1,561	10	463	96	14,523

Total	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188

Loans:
Individually evaluated for impairment	¥1,349,621	¥125,611	¥71,879	¥93,452	¥65,028	¥1,705,591
Collectively evaluated for impairment	87,976,946	14,197,027	510,393	8,944,409	4,891,997	116,520,772
Loans acquired with deteriorated credit quality	34,140	9,810	10,881	27,128	9,217	91,176

Total(1)	¥89,360,707	¥14,332,448	¥593,153	¥9,064,989	¥4,966,242	¥118,317,539

Note:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease in the allowance for credit losses due to loan disposal activity amounting to ¥3.5 billion, ¥0.8 billion and ¥11.0 billion for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

The MUFG Group sold ¥748 billion, ¥640 billion and ¥833 billion of loans within the Commercial segment during the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

Loans Acquired in a Transfer

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, the following table sets forth information regarding loans acquired in connection with mergers, for which it is probable, at acquisition, that the MUFG Group will be unable to collect all contractually required payments receivable.

	2016	2017
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisition	¥6,993	¥2,624
Cash flows expected to be collected at acquisition	935	398
Fair value of loans at acquisition	935	398
Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥73,625	¥53,018
Additions	—	—
Accretion	(28,413)	(17,025)
Disposals	(546)	(69)
Reclassifications from nonaccretable difference	9,111	6,462
Foreign currency translation adjustments	(759)	(1,469)

Balance at end of fiscal year	¥53,018	¥40,917

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥399,736	¥301,447
Outstanding balance at end of fiscal year	301,447	223,695
Carrying amount at beginning of fiscal year	180,103	124,806
Carrying amount at end of fiscal year	124,806	91,176
Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥935	¥398
Carrying amount at end of fiscal year	12,805	9,720
Allowance for credit losses within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for credit losses at beginning of fiscal year	¥25,045	¥15,731
Additional provisions during fiscal year	2,532	3,020
Reductions of allowance during fiscal year	1,449	1,250
Balance of allowance for credit losses at end of fiscal year	15,731	14,523

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

As of March 31, 2016 and 2017, the components of the investment in direct financing leases were as follows:

	2016	2017
	(in millions)
Minimum lease payments receivable	¥1,640,245	¥1,672,338
Estimated residual values of leased property	28,780	29,314
Less—unearned income	(223,476)	(234,874)

Net investment in direct financing leases	¥1,445,549	¥1,466,778

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2017 were as follows:

Direct Financing Leases
(in millions)
Fiscal year ending March 31:
2018	¥493,232
2019	373,022
2020	302,591
2021	199,906
2022	125,277
2023 and thereafter	178,310

Total minimum lease payment receivables	¥1,672,338

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual borrowers in Japan and overseas in the normal course of business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of the nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of BTMU and MUTB generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥15,257 million, ¥12,094 million and ¥19,466 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2016 and 2017, outstanding loans to such related parties were not material.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2015, 2016 and 2017, there were no loans to related parties that were charged off. Additionally, at March 31, 2015, 2016, and 2017, there were no loans to related parties that were impaired.

5.	PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2016 and 2017 consisted of the following:

	2016	2017
	(in millions)
Land	¥394,782	¥385,961
Buildings	767,810	750,232
Equipment and furniture	654,099	650,120
Leasehold improvements	287,831	303,130
Construction in progress	38,491	46,375

Total	2,143,013	2,135,818
Less accumulated depreciation	1,137,108	1,141,547

Premises and equipment-net	¥1,005,905	¥994,271

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥34,365 million and ¥26,871 million at March 31, 2016 and 2017, respectively. Accumulated depreciation on such capitalized leases at March 31, 2016 and 2017 amounted to ¥23,874 million and ¥14,750 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. BTMU either provided nonrecourse financing to the buyers for the sales proceeds or invested in the equity or common stock of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the accompanying consolidated balance sheets and depreciated. The financing obligation at March 31, 2016 and 2017 was ¥44,152 million and ¥43,031 million, respectively.

For the fiscal years ended March 31, 2015, 2016 and 2017, the MUFG Group recognized ¥6,057 million, ¥7,016 million and ¥5,964 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥176 million, ¥541 million and ¥901 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2016 and 2017:

Effective April 1, 2016, the MUFG Group began to add the Total of Customer Business column as a total of the Retail Banking Business Group, the Corporate Banking Business Group, the Global Business Group, and the Trust Assets Business Group, as shown in the table below. In addition, effective April 1, 2016, the MUFG Group also eliminated the separate presentation of MUAH and Krungsri as sub-categories of the Global Business Group.

	Customer Business					Global Markets Business Group	Total
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total
	(in millions)
Balance at March 31, 2015:
Goodwill	¥840,055	¥885,234	¥791,810	¥39,991	¥2,557,090	¥2,300	¥2,559,390
Accumulated impairment losses	(840,055)	(885,234)	(532)	(25,959)	(1,751,780)	—	(1,751,780)

	—	—	791,278	14,032	805,310	2,300	807,610
Goodwill acquired during the fiscal year(2)	—	—	—	2,732	2,732	—	2,732
Impairment loss	—	—	(329,421)	(4,298)	(333,719)	—	(333,719)
Foreign currency translation adjustments and other	—	—	(22,225)	(23)	(22,248)	—	(22,248)

Balance at March 31, 2016:
Goodwill	840,055	885,234	769,585	42,700	2,537,574	2,300	2,539,874
Accumulated impairment losses	(840,055)	(885,234)	(329,953)	(30,257)	(2,085,499)	—	(2,085,499)

	—	—	439,632	12,443	452,075	2,300	454,375
Goodwill acquired during the fiscal year(2)	—	—	8,280	7,975	16,255	—	16,255
Impairment loss	—	—	—	(6,638)	(6,638)	—	(6,638)
Foreign currency translation adjustments and other	—	—	(13,835)	(14)	(13,849)	—	(13,849)

Balance at March 31, 2017:
Goodwill	840,055	885,234	764,030	50,661	2,539,980	2,300	2,542,280
Accumulated impairment losses	(840,055)	(885,234)	(329,953)	(36,895)	(2,092,137)	—	(2,092,137)

	¥—	¥—	¥434,077	¥13,766	¥447,843	¥2,300	¥450,143

Notes:

(1)	See Note 30 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with acquisition.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2015, 2016 and 2017, the MUFG Group recognized ¥3,432 million, ¥4,298 million and ¥6,638 million, respectively, in impairment of goodwill relating to reporting units within the Trust Assets Business Group segment. The MUFG Group readjusted its future cash flow projection of the reporting units in this segment, considering the subsidiaries’ recent business performance. Due to the situation, the fair value of the reporting units, which were based on discounted future cash flows, fell below the carrying amounts of the reporting units. Accordingly, the second step of the goodwill impairment test was performed for the reporting units. As a result, the carrying amounts of the reporting units’ goodwill exceeded the implied fair value of the reporting units’ goodwill, and the impairment losses were recognized on the related goodwill.

For the fiscal year ended March 31, 2016, the MUFG Group recognized total of ¥329,421 million in impairment of goodwill relating to reporting unit Other than MUAH/Krungsri and Krungsri reporting unit, both of which were within the Global Business Group segment.

The MUFG Group recognized ¥151,671 million in impairment of goodwill relating to reporting unit Other than MUAH/Krungsri within the Global Business Group segment. The Bank of Japan introduced Quantitative and Qualitative Monetary Easing with Negative Interest Rates in January, 2016, and the benchmark yield turned and stayed negative through to the end of the fiscal year. Share prices have fallen and the Japanese yen appreciated since the start of the calendar year as a reflection of heightened risk aversion around the globe. It led MUFG’s stock price to decline from ¥743.7 at March 31, 2015 to ¥521.5 at March 31, 2016. Since the fair value of reporting unit Other than MUAH/Krungsri within the Global Business Group segment was estimated based on MUFG’s stock price, this decline led to decrease in the market capitalization and negatively affected the fair value of the reporting unit. Due to the situation, the fair value of the reporting unit fell below the carrying amount of the reporting unit. Accordingly, the second step of the goodwill impairment test was performed for this reporting unit. As a result, the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

The MUFG Group recognized ¥177,750 million in impairment of goodwill relating to Krungsri reporting unit within the Global Business Group segment. The economy in China continued to slow down due to the suppressed investment environment, while weak exports weighed on other Asian economies. It led to a slow down in economic growth in Thailand and Krungsri’s stock price to decline from Thai baht 44.75 at December 31, 2014 to Thai baht 29.75 at December 31, 2015. Since the fair value of Krungsri reporting unit within the Global Business Group segment was estimated based on Krungsri’s stock price, this decline led to decrease in the market capitalization and negatively affected the fair value of the reporting unit. Due to the situation, the fair value of the reporting unit fell below the carrying amount of the reporting unit. Accordingly, the second step of the goodwill impairment test was performed for this reporting unit. As a result, the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2016 and 2017:

	2016			2017
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥2,204,185	¥1,517,237	¥686,948	¥2,386,754	¥1,675,564	¥711,190
Core deposit intangibles	137,337	76,872	60,465	126,728	76,628	50,100
Customer relationships	378,295	182,284	196,011	395,136	203,144	191,992
Trade names	78,079	23,915	54,164	77,024	27,210	49,814
Other	12,293	4,015	8,278	12,068	3,929	8,139

Total	¥2,810,189	¥1,804,323	1,005,866	¥2,997,710	¥1,986,475	1,011,235

Intangible assets not subject to amortization:
Other			9,284			9,124

Total			9,284			9,124

Total			¥1,015,150			¥1,020,359

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

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2017 amounted to ¥254,064 million, which primarily consisted of ¥234,882 million of software and ¥19,086 million of customer relationships. The weighted average amortization periods for these assets are 5 years and 20 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2017 amounted to ¥1 million.

For the fiscal years ended March 31, 2015, 2016 and 2017, the MUFG Group recognized ¥677 million, ¥117,726 million and ¥5,803 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

The impairment loss for the fiscal year ended March 31, 2016 included a loss of ¥8,043 million relating to customer relationship under Trust Asset Business Group segment. The fair value of the customer relationship was calculated based on the present value of expected future cash flows, which could be affected by the amount of the assets under management and fluctuation of the markets. Estimated future cash flows of the above customer relationship were readjusted downwards due to instability of bond markets and large fluctuations of foreign exchange markets. Accordingly, the MUFG Group reevaluated the fair value of the customer relationship and recognized an impairment loss. Also, for the fiscal year ended March 31, 2016, the MUFG Group recognized an impairment loss of ¥8,923 million related to software for internal use.

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

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2018	¥244,989
2019	206,682
2020	169,905
2021	128,611
2022	91,179

7.	INCOME TAXES

Income before Income Tax Expense

Income before income tax expense by jurisdiction for the fiscal years ended March 31, 2015, 2016 and 2017 was as follows:

	2015	2016	2017
	(in millions)
Domestic income (loss)	¥1,545,510	¥735,128	¥(413,499)
Foreign income	717,146	427,542	686,042

Total	¥2,262,656	¥1,162,670	¥272,543

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Tax Expense (Benefit)

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2015, 2016 and 2017 was as follows:

	2015	2016	2017
	(in millions)
Current:
Domestic	¥300,905	¥293,337	¥176,415
Foreign	112,603	137,040	130,406

Total	413,508	430,377	306,821

Deferred:
Domestic	240,293	(22,019)	(217,485)
Foreign	12,219	(38,926)	5,117

Total	252,512	(60,945)	(212,368)

Income tax expense	666,020	369,432	94,453
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	578,161	(162,535)	20,237
Debt valuation adjustments (Note 14)	—	1,793	(3,926)
Derivatives qualifying for cash flow hedges	591	1,226	(9,443)
Defined benefit plans	5,965	(67,877)	48,504
Foreign currency translation adjustments	95,335	(43,988)	(1,957)

Total	680,052	(271,381)	53,415

Total	¥1,346,072	¥98,051	¥147,868

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

In June 2016, the Tokyo Metropolitan Government Bureau of Taxation promulgated revisions to the local tax law. The revision reduces the effective statutory rate of corporate income tax from approximately 31.5% as of March 31, 2016 to 30.6% for the fiscal year beginning on or after April 1, 2017. The revision resulted in a decrease of ¥26,820 million in income tax expense for the fiscal year ended March 31, 2017.

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 35.6%, 33.9%, and 31.5% for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2015, 2016 and 2017 is as follows:

	2015	2016	2017
Combined normal effective statutory tax rate	35.6%	33.9%	31.5%
Nondeductible expenses	0.1	0.3	2.0
Impairment of goodwill	—	9.7	0.8
Foreign tax credit and payments	(1.0)	(1.9)	(9.6)
Lower tax rates applicable to income of subsidiaries	(0.1)	(0.2)	(0.2)
Change in valuation allowance	(1.3)	(4.0)	25.4
Nontaxable dividends received	(1.6)	(1.9)	(12.5)
Undistributed earnings of subsidiaries	0.1	0.7	3.5
Tax and interest expense for uncertainty in income taxes	(0.2)	0.0	(0.6)
Noncontrolling interest income (loss)	—	(0.1)	5.4
Effect of changes in tax laws	(1.7)	(4.3)	(9.8)
Other—net	(0.5)	(0.4)	(1.2)

Effective income tax rate	29.4%	31.8%	34.7%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2016 and 2017 were as follows:

	2016	2017
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥497,419	¥515,553
Operating loss carryforwards	150,922	156,040
Loans	11,240	13,345
Accrued liabilities and other	173,405	174,945
Premises and equipment, including sale-and-leaseback transactions	86,773	86,681
Derivative financial instruments	—	96,048
Defined benefit plans	57,398	—
Valuation allowance	(208,282)	(268,490)

Total deferred tax assets	768,875	774,122

Deferred tax liabilities:
Investment securities (including trading account assets at fair value under fair value option)	1,000,966	869,931
Intangible assets	86,672	66,692
Lease transactions	82,816	94,255
Derivative financial instruments	17,466	—
Defined benefit plans	—	8,483
Other	70,860	72,039

Total deferred tax liabilities	1,258,780	1,111,400

Net deferred tax assets (liabilities)	¥(489,905)	¥(337,278)

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

For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2016 and 2017 to the extent that it is more likely than not that they will not be realized.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2017, the MUFG Group recorded an additional valuation allowance of ¥60,208 million. This was mainly due to a decline in estimated future taxable income of a certain subsidiary resulting from the downturn in the consumer finance business. Management considered various factors, including the existence of significant amounts of operating loss carryforwards and cumulative operating results over the prior several years of the subsidiary as well as the outlook regarding prospective operating performance of the subsidiary, and determined that sufficient negative evidence exists as of March 31, 2017, to conclude that it is more likely than not that deferred tax assets would not be realizable.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2016 and 2017, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥29,250 million and ¥28,338 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

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

Operating Loss and Tax Credit Carryforwards

At March 31, 2017, the MUFG Group had operating loss carryforwards for corporate tax of ¥516,139 million and tax credit carryforwards of ¥18,679 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2018	¥23,720	¥1,254
2019	2,827	264
2020	35,315	99
2021	11,907	126
2022	23,508	117
2023	65,688	117
2024 and thereafter	332,517	14,629
No definite expiration date	20,657	2,073

Total	¥516,139	¥18,679

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertainty in Income Tax

The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions)
Balance at beginning of fiscal year	¥13,993	¥10,940	¥9,950
Gross amount of increases for current year’s tax positions	606	1,095	888
Gross amount of increases for prior years’ tax positions	3,361	162	1,014
Gross amount of decreases for prior years’ tax positions	(6,561)	—	(95)
Net amount of changes relating to settlements with tax authorities	(809)	(1,299)	(39)
Decreases due to lapse of applicable statutes of limitations	(1,452)	(296)	(3,437)
Foreign exchange translation and others	1,802	(652)	(430)

Balance at end of fiscal year	¥10,940	¥9,950	¥7,851

The total amounts of unrecognized tax benefits for the years ended March 31, 2015, 2016 and 2017 that, if recognized, would affect the effective tax rate are ¥1,485 million, ¥1,065 million and ¥1,443 million, respectively. The remainder of the uncertain tax positions have offsetting amounts in other jurisdictions or are temporary differences.

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions)
Balance at beginning of fiscal year	¥5,946	¥4,876	¥4,727
Total interest and penalties in the consolidated statements of income	(1,468)	201	(591)
Total cash settlements, foreign exchange translation and others	398	(350)	(82)

Balance at end of fiscal year	¥4,876	¥4,727	¥4,054

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2016 and forward
United States—Federal	2010 and forward
United States—California	2011 and forward
Thailand	2010 and forward

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2017, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2017
(in millions)
Trading account securities	¥7,280,564
Investment securities	14,772,384
Loans	11,583,470
Other	60,550

Total	¥33,696,968

The above pledged assets were classified by type of liabilities to which they related as follows:

2017
(in millions)
Deposits	¥434,588
Payables under repurchase agreements and securities lending transactions	16,291,737
Other short-term borrowings and long-term debt	16,947,904
Other	22,739

Total	¥33,696,968

At March 31, 2017, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets aggregating to ¥14,656,766 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

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

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2016 and 2017 the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,958,326 million and ¥2,765,966 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and CDs.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2017, the MUFG Group pledged ¥29,545 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2016 and 2017, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥19,366 billion and ¥26,850 billion, respectively, of which ¥13,959 billion and ¥18,420 billion, respectively, was sold or repledged.

At March 31, 2016 and 2017, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,510,689 million and ¥1,663,945 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,265,041 million and ¥1,080,929 million, respectively.

9.	DEPOSITS

The balances of time deposits, including CDs, issued in amounts of ¥10 million (approximately U.S.$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2017) or more with respect to domestic deposits and issued in amounts of U.S.$100,000 or more with respect to foreign deposits were ¥29,005,124 million and ¥23,867,036 million, respectively, at March 31, 2016, and ¥27,891,132 million and ¥22,944,072 million, respectively, at March 31, 2017.

The maturity information at March 31, 2017 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥35,177,306	¥22,778,522
Due after one year through two years	5,393,185	509,304
Due after two years through three years	2,901,566	278,477
Due after three years through four years	925,646	146,359
Due after four years through five years	694,803	56,127
Due after five years	846,850	25,525

Total	¥45,939,356	¥23,794,314

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2016 and 2017 is as follows:

	2016	2017
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥1,388,589	¥1,974,977
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.34%	0.20%

11.	DUE TO TRUST ACCOUNT

MUTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2016 and 2017 is as follows:

	2016	2017
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥6,338,154	¥3,335,155
Weighted average interest rate on outstanding balance at end of fiscal year	0.02%	0.00%

12.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2016 and 2017, the MUFG Group had unused lines of credit for short-term financing amounting to ¥6,711,520 million and ¥3,234,066 million, respectively. The amounts principally consist of non-interest-bearing collateralized intraday overdraft lines and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other short-term borrowings at March 31, 2016 and 2017 were comprised of the following:

	2016	2017
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,177,972	¥1,080,838
Borrowings from the Bank of Japan	2,662,968	1,499,653
Borrowings from other financial institutions	256,567	262,985
Other	42,011	46,518

Total domestic offices	4,139,518	2,889,994

Foreign offices:
Commercial paper	4,906,571	4,675,653
Borrowings from other financial institutions	78,849	216,596
Short-term debentures	42,608	5,654
Other	190,474	182,549

Total foreign offices	5,218,502	5,080,452

Total	9,358,020	7,970,446
Less unamortized discount	292	925

Other short-term borrowings—net	¥9,357,728	¥7,969,521

Weighted average interest rate on outstanding balance at end of fiscal year	0.36%	0.66%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2016 and 2017 was comprised of the following:

	2016	2017
	(in millions)
MUFG:
Obligations under capital leases	¥35	¥15
Unsubordinated debt(1):
Fixed rate bonds, payable in US dollars, due 2021-2027, principally 2.19%-3.85%	516,624	1,265,620
Fixed rate bonds, payable in Euro, due 2021, principally 0.40%	—	23,958
Floating rate bonds, payable in US dollars, due 2021-2022, principally 1.97%-2.93%	43,833	268,725

Total	560,457	1,558,303

Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2024-2030, principally 0.30%-1.39%	107,800	412,783
Adjustable rate bonds, payable in Japanese yen, due 2024-2027, principally 0.35%-0.66%	324,804	426,838
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 1.14%-4.42%	801,377	1,229,282
Adjustable rate borrowings, payable in Japanese yen, due 2025, principally 0.50%	16,000	16,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 3.42%-4.78%	1,500	1,500
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	563	—
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,277	—
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2)	486	—
Floating rate bonds, payable in Japanese yen, no stated maturity, principally 3.02%	3,500	3,500
Floating rate borrowings, payable in Japanese yen, due 2025-2026, principally 0.58%-0.79%	22,000	53,000
Floating rate borrowings, payable in Euro, no stated maturity, principally 1.73%	—	599
Floating rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 2.49%(2)	—	420

Total	1,279,307	2,143,922

Total	1,839,799	3,702,240

BTMU:
Obligations under capital leases	¥6,904	¥7,310
Obligation under sale-and-leaseback transactions	44,153	43,032
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2017-2027, principally 0.15%-2.69%	735,400	472,300
Fixed rate bonds, payable in US dollars, due 2017-2047, principally 0.00%-4.70%	1,976,006	1,761,868
Fixed rate bonds, payable in Euro, due 2022-2036, principally 0.88%-2.00%	95,352	92,708
Fixed rate bonds, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017-2047, principally 0.00%-4.05%(2)	21,612	23,550
Fixed rate borrowings, payable in Japanese yen, due 2017-2028, principally 0.00%-0.25%	5,021,001	10,064,790
Fixed rate borrowings, payable in US dollars, due 2018, principally 7.49%	208	124
Fixed rate borrowings, payable in Euro, due 2026, principally 0.00%	73,562	479
Adjustable rate bonds, payable in US dollars, due 2030, principally 3.00%	1,127	1,122
Floating rate bonds, payable in US dollars, due 2017-2018, principally 1.42%-2.14%	337,916	145,847
Floating rate bonds, payable in other currencies excluding Japanese yen, US dollars, due 2017, principally 2.90%(2)	55,629	55,796
Floating rate borrowings, payable in US dollars, due 2017-2031, principally 1.18%-1.88%	895,768	1,075,494
Floating rate borrowings, payable in Euro, due 2021-2022, principally 0.00%-0.06%	14,113	20,885

Total	9,227,694	13,714,963

Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2017-2031, principally 0.93%-2.91%	1,064,330	706,677
Fixed rate borrowings, payable in Japanese yen, due 2022-2035, principally 0.39%-2.24%	230,400	230,400
Adjustable rate borrowings, payable in Japanese yen, due 2017-2028, principally 0.11%-2.86%	156,300	129,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.81%-4.78%	656,000	651,000
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	264,798	—
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 1.73%	167,925	2,995
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 2.49%(2)	91,485	2,101
Floating rate borrowings, payable in Japanese yen, due 2027, principally 0.21%	18,800	15,000

Total	2,650,038	1,737,173

Obligations under loan securitization transaction accounted for as secured borrowings due 2017-2076, principally 0.17%-5.90%	713,277	605,709
Payable under repurchase agreements due 2017-2021, principally 1.14%-1.78%	1,434,521	1,611,916

Total	14,076,587	17,720,103

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2016	2017
	(in millions)
Other subsidiaries:
Obligations under capital leases	¥8,167	¥9,348
Unsubordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2017-2041, principally 0.00%-4.50%	2,153,615	2,688,264
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2017-2037, principally 0.00%-13.05%	1,145,182	952,937
Fixed rate bonds and notes, payable in Euro, due 2020, principally 1.23%-1.28%	1,161	1,079
Fixed rate bonds and notes, payable in Thai baht, due 2017-2023, principally 0.01%-9.30%	165,711	308,804
Fixed rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, Thai baht, due 2017-2037, principally 0.50%-18.76%(2)	127,803	166,346
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2017-2047, principally 0.00%-14.50%	1,389,154	1,269,910
Floating rate borrowings, bonds and notes, payable in US dollars, due 2017-2038, principally 0.00%-25.00%	277,514	217,469
Floating rate bonds and notes, payable in Euro, due 2018, principally 1.00%	557	266
Floating rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017-2019, principally 1.38%-2.05%(2)	2,542	2,761

Total	5,263,239	5,607,836

Subordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2017-2030, principally 0.65%-2.98%	409,070	378,548
Fixed rate bonds and notes, payable in US dollars, due 2019-2022, principally 7.00%-10.85%	84,737	1,710
Fixed rate bonds and notes, payable in Thai baht, due 2017-2027, principally 3.50%-4.70%	49,578	80,560
Fixed rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Thai baht, due 2021, principally 0.00%(2)	—	6,847
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 3.50%	104,500	104,500
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2017-2021, principally 0.47%-0.71%	131,673	112,985
Floating rate borrowings, bonds and notes, payable in US dollars, due 2019-2036, principally 2.66%-9.00%	4,703	5,393

Total	784,261	690,543

Obligations under loan securitization transaction accounted for as secured borrowings due 2018-2020, principally 0.23%-2.32%	24	26,831

Total	6,055,691	6,334,558

Total	21,972,077	27,756,901

Debt issuance cost	¥(12,941)	¥(13,458)

Total	¥21,959,136	¥27,743,443

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as Australian dollars, British pounds, Indonesian rupiah, Brazilian real, Russian ruble, etc, have been summarized into the “other currencies” classification.

The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2016 and 2017.

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2017:

	MUFG	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2018	¥5	¥1,809,350	¥816,427	¥2,625,782
2019	3	1,987,292	1,214,651	3,201,946
2020	2	1,802,383	1,394,247	3,196,632
2021	474,984	8,746,262	1,146,114	10,367,360
2022	468,295	571,335	322,403	1,362,033
2023 and thereafter	2,758,951	2,803,481	1,440,716	7,003,148

Total	¥3,702,240	¥17,720,103	¥6,334,558	¥27,756,901

New Issuances of Bonds for Basel III

For the fiscal year ended March 31, 2017, the MUFG Group issued to institutional investors in Japan ¥400,000 million aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable or when the MUFG Group becomes subject to bankruptcy proceedings.

For the fiscal year ended March 31, 2017, the MUFG Group issued $8,500 million of the bonds with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) to global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board (“FSB”). Under the FSB’s TLAC standard, the MUFG Group is required to hold TLAC debt in an amount not less than 16% of the risk weighted assets and six percent of the applicable Basel III leverage ratio denominator by January 1, 2019.

13.	SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The MUFG Group has funded non-contributory defined benefit pension plans, which cover substantially all of its employees and mainly provide for lifetime annuity payments commencing at age 65 (“pension benefits”) based on eligible compensation at the time of severance, rank, years of service and other factors.

BTMU and certain domestic subsidiaries, MUTB, MUSHD, Mitsubishi UFJ NICOS and some subsidiaries of MUFG have non-contributory Corporate Defined Benefit Pension plans which provide benefits to all their domestic employees.

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

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2015, 2016 and 2017 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2015	2016	2017	2015		2016		2017
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥37,540	¥47,739	¥49,057	¥13,095	¥1,222	¥14,842	¥1,409	¥13,107	¥990
Interest cost on projected benefit obligation	19,794	16,529	12,308	15,966	1,501	18,120	1,843	15,287	1,229
Expected return on plan assets	(55,082)	(59,461)	(60,255)	(24,945)	(1,937)	(30,486)	(2,341)	(29,339)	(2,047)
Amortization of net actuarial loss	13,900	7,698	17,764	11,890	273	11,743	1,810	12,707	1,366
Amortization of prior service cost	(8,933)	(7,613)	(6,348)	(1,189)	(560)	(2,307)	(927)	(2,045)	(1,534)
Loss (gain) on settlements and curtailment	(2,742)	(1,168)	(1,765)	88	—	11	—	(208)	—

Net periodic benefit cost	¥4,477	¥3,724	¥10,761	¥14,905	¥499	¥11,923	¥1,794	¥9,509	¥4

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2015	2016	2017	2015		2016		2017
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	1.23%	0.93%	0.68%	4.87%	4.63%	3.87%	3.83%	3.90%	3.03%
Discount rates in determining benefit obligation	0.93	0.68	0.82	3.87	3.83	4.17	4.09	3.81	3.86
Rates of increase in future compensation level for determining expense	3.36	3.23	3.23	4.64	—	4.65	—	4.65	—
Rates of increase in future compensation level for determining benefit obligation	3.23	3.23	3.23	4.65	—	4.65	—	4.65	—
Expected rates of return on plan assets	2.76	2.60	2.75	7.06	7.50	6.81	7.50	6.80	7.50

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	MUAH		Other than MUAH
	2016(1)	2017(1)	2016(1)	2017(1)
Initial trend rate	6.29%	4.64%	7.50%	7.50%
Ultimate trend rate	4.50%	3.96%	5.00%	4.50%
Year the rate reaches the ultimate trend rate	2026	2026	2021	2026

	MUAH		Other than MUAH
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥233	¥(233)	¥126	¥(93)
Effect on postretirement benefit obligation	3,844	(3,262)	840	(662)

Note:

(1)	Fiscal years of MUAH and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2015 and 2016, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2016 and 2017:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2016	2017	2016		2017
	Non-contributory pension benefits and SIP	Non-contributory pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,822,223	¥1,850,847	¥480,235	¥44,591	¥470,578	¥46,061
Service cost	47,739	49,057	14,842	1,409	13,107	990
Interest cost	16,529	12,308	18,120	1,843	15,287	1,229
Plan participants’ contributions	—	—	16	886	13	866
Acquisitions/ Divestitures	(573)	(192)	—	—	—	—
Amendments	3,436	654	—	—	(8,311)	(8,562)
Actuarial loss (gain)	44,325	(35,868)	(16,373)	636	26,295	(489)
Benefits paid	(66,926)	(67,038)	(16,010)	(2,972)	(16,359)	(3,182)
Lump-sum payment	(15,906)	(15,920)	(608)	—	(724)	—
Translation adjustments and other	—	—	(9,644)	(332)	(21,423)	(1,691)

Benefit obligation at end of fiscal year	1,850,847	1,793,848	470,578	46,061	478,463	35,222

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,305,093	2,200,033	451,993	31,090	457,989	30,653
Actual return (loss) on plan assets	(90,572)	159,287	4,156	(303)	35,040	1,902
Employer contributions	52,610	54,000	26,444	1,935	21,648	1,099
Acquisitions/ Divestitures	(172)	28	—	—	—	—
Plan participants’ contributions	—	—	16	886	13	866
Benefits paid	(66,926)	(67,038)	(16,010)	(2,972)	(16,359)	(3,182)
Translation adjustments and other	—	—	(8,610)	17	(20,852)	(999)

Fair value of plan assets at end of fiscal year	2,200,033	2,346,310	457,989	30,653	477,479	30,339

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥365,427	¥569,218	¥31,574	¥—	¥43,405	¥—
Accrued benefit cost	(16,241)	(16,756)	(44,163)	(15,408)	(44,389)	(4,883)

Net amount recognized	¥349,186	¥552,462	¥(12,589)	¥(15,408)	¥(984)	¥(4,883)

The aggregated accumulated benefit obligations of these plans at March 31, 2016 and 2017 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2016	2017	2016	2017
	(in millions)
Aggregated accumulated benefit obligations	¥1,814,070	¥1,758,736	¥443,384	¥457,591

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2016 and 2017 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2016	2017	2016	2017
	(in millions)
Projected benefit obligations	¥26,273	¥21,625	¥78,640	¥90,315
Accumulated benefit obligations	26,273	21,625	68,277	80,258
Fair value of plan assets	10,417	4,988	34,679	45,925

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥9,285 million, ¥7,428 million and ¥7,722 million, respectively.

The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2016 and 2017:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2016	2017	2016		2017
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥422,065	¥271,164	¥139,301	¥13,380	¥143,070	¥11,229
Prior service cost	(14,765)	(7,763)	(15,727)	(2,018)	(21,710)	(9,370)

Gross amount recognized in Accumulated OCI	407,300	263,401	123,574	11,362	121,360	1,859
Taxes	(168,456)	(122,871)	(48,222)	(3,974)	(47,387)	(534)

Net amount recognized in Accumulated OCI	¥238,844	¥140,530	¥75,352	¥7,388	¥73,973	¥1,325

The following table presents OCI for the fiscal years ended March 31, 2016 and 2017:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2016	2017	2016		2017
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥194,405	¥(134,902)	¥10,444	¥3,503	¥20,461	¥(330)
Prior service cost arising during the year	3,436	654	(54)	(4)	(8,311)	(8,562)
Losses (gains) due to amortization:
Net actuarial loss	(7,698)	(17,764)	(11,743)	(1,810)	(12,707)	(1,366)
Prior service cost	7,613	6,348	2,307	927	2,045	1,534
Curtailment and settlement	1,168	1,765	(11)	—	208	—
Foreign currency translation adjustments	—	—	(966)	(204)	(3,910)	(779)

Total changes in Accumulated OCI	¥198,924	¥(143,899)	¥(23)	¥2,412	¥(2,214)	¥(9,503)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected amounts that will be amortized from Accumulated OCI as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2018:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥7,986	¥10,154	¥1,664
Prior service cost	(1,160)	(3,205)	(2,874)

Total	¥6,826	¥6,949	¥(1,210)

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

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2017 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	37.9%	0.4%	—%
Japanese debt securities	33.5	—	—
Non-Japanese equity securities	13.9	57.8	70.0
Non-Japanese debt securities	6.8	28.8	30.0
Real estate	1.3	9.8	—
Short-term assets	6.6	3.2	—

Total	100.0%	100.0%	100.0%

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2018 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥73.3 billion
For the pension benefits of foreign offices and subsidiaries	16.2 billion
For the other benefits of foreign offices and subsidiaries	1.0 billion

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2018	¥84,269	¥18,239	¥2,078
2019	81,474	19,878	2,014
2020	81,455	21,551	2,130
2021	81,746	22,778	2,225
2022	82,306	23,776	2,300
Thereafter (2023-2027)	407,352	173,837	12,007

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

Japanese pooled funds

Japanese pooled funds are investment fund vehicles designed for Japanese pension plan investments under Japanese pension trust fund regulations. Based upon the nature of the funds’ investments, Japanese pooled funds are categorized into four major fund types: Japanese marketable equity securities type, Japanese debt securities type, Non-Japanese marketable equity securities type and Non-Japanese debt securities type. The other types of funds invest in short-term financial instruments or loans receivable. Japanese pooled funds are generally readily redeemable at their net asset values. The fair values of Japanese pooled funds are measured at their net asset values per share (or its equivalent) as a practical expedient.

Other investment funds

Other investment funds include mutual funds, private investments funds, common collective funds, private equity funds and real estate funds. The listed investment funds or mutual funds are valued at quoted prices and classified in Level 1 or Level 2 of the fair value hierarchy. When there is no available market quotation, the fair values are generally determined at net asset values per share (or its equivalent) as a practical expedient. Other investment funds classified in Level 3 of the fair value hierarchy consist of certain real estate funds whose fair values are not measured at their net asset values but by using significant unobservable inputs and there is inherent lack of the funds’ liquidity.

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

The following table presents the fair value of each major category of plan assets as of March 31, 2016 and 2017:

Pension benefits and SIP Investments:

At March 31, 2016	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥121,327	¥—	¥—	¥121,327	¥—	¥—	¥—	¥—
Non-Japanese government bonds	22,552	2,269	—	24,821	—	16,218	—	16,218
Other debt securities	1,460	10,083	5,927	17,470	—	72,253	—	72,253
Japanese marketable equity securities	729,458	29	—	729,487	891	—	—	891
Non-Japanese marketable equity securities	27,510	1,374	—	28,884	33,312	1,071	—	34,383
Other investment funds	—	523	537	1,060	185,191	10,337	—	195,528	(2)
Japanese general account of life insurance companies(1)	—	225,754	—	225,754	—	—	—	—
Other investments	3,485	131,570	—	135,055	691	3,507	985	5,183

Total(3)	¥905,792	¥371,602	¥6,464	¥1,283,858	¥220,085	¥103,386	¥985	¥324,456

At March 31, 2017	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥137,201	¥—	¥—	¥137,201	¥—	¥—	¥—	¥—
Non-Japanese government bonds	14,817	2,411	—	17,228	16,161	3,811	—	19,972
Other debt securities	211	1,858	208	2,277	—	67,956	—	67,956
Japanese marketable equity securities	810,772	—	—	810,772	856	—	—	856
Non-Japanese marketable equity securities	33,385	287	—	33,672	37,986	682	—	38,668
Other investment funds	—	—	206	206	83,868	10,042	—	93,910	(2)
Japanese general account of life insurance companies(1)	—	225,921	—	225,921	—	—	—	—
Other investments	3,423	22,582	—	26,005	48	2,704	760	3,512

Total(3)	¥999,809	¥253,059	¥414	¥1,253,282	¥138,919	¥85,195	¥760	¥224,874

Notes:

(1)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.24% from April 1, 2015 to March 31, 2016 and 1.25% from April 1, 2016 to March 31, 2017.
(2)	Other investment funds of the foreign offices and subsidiaries include mutual funds and real estate funds of ¥174,082 million and ¥512 million, respectively, which were held by MUAH at December 31, 2015 and ¥79,763 million and ¥310 million, respectively, at December 31, 2016.
(3)	Investments in which fair value was measured based on net asset value per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. See Note 1 for the adoption of the new guidance.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2016 and 2017:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2016		2017		2016		2017
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥92,355		¥101,958		¥—		¥—
Japanese debt securities	267,268		222,785		—		—
Non-Japanese marketable equity securities	182,903		187,939		—		—
Non-Japanese debt securities	97,688		84,199		—		—
Other	104,412		113,519		—		—

Total pooled funds	744,626		710,400		—		—

Other investment funds	171,549	(1)	382,628	(1)	133,533	(2)	252,605	(2)

Total	¥916,175		¥1,093,028		¥133,533		¥252,605

Notes:

(1)	Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥151,789 million and ¥9,564 million, respectively, at March 31, 2016 and ¥358,584 million and ¥13,550 million, respectively, at March 31, 2017.
(2)	Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of ¥41,793 million, ¥42,511 million and ¥27,224 million, respectively, at March 31, 2016 and ¥54,689 million, ¥40,779 million and ¥138,987 million, respectively, at March 31, 2017.

Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥1,800 million (0.07% of plan assets) of debt securities issued by the MUFG Group at March 31, 2016 and ¥1,523 million (0.05% of plan assets) at March 31, 2017, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥2,341 million (0.09% of plan assets) of common stock issued by the MUFG Group at March 31, 2016 and ¥8,169 million (0.29% of plan assets) at March 31, 2017, respectively.

Other post retirement plan investments:

	Foreign offices and subsidiaries
	2016				2017
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Non-Japanese government bonds	¥—	¥—	¥—	¥—	¥2,516	¥—	¥—	¥2,516
Other debt securities	—	6,477	—	6,477	—	5,219	—	5,219
Non-Japanese marketable equity securities	—	66	—	66	—	18	—	18
Other investment funds(1)	16,220	—	—	16,220	14,294	—	—	14,294
Other investments	—	326	—	326	2	6	—	8

Total(2)	¥16,220	¥6,869	¥—	¥23,089	¥16,812	¥5,243	¥—	¥22,055

Notes:

(1)	Other investment funds mainly consist of mutual funds.
(2)	Investments in which fair value was measured based on net asset value per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. See Note 1 for the adoption of the new guidance.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2016 and 2017:

	Foreign offices and subsidiaries
Assets category	2016	2017
	(in millions)
Other investment funds(1)	¥7,564	¥8,284

Total	¥7,564	¥8,284

Note:

(1)	Other investment funds of the foreign offices and subsidiaries include mutual funds and pooled separate accounts with variable life insurance policies of ¥1,953 million and ¥5,611 million, respectively, which were held by MUAH at December 31, 2015 and ¥441 million and ¥5,545 million, respectively, at December 31, 2016.

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2016 and 2017:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2015	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2016
	(in millions)
Other debt securities	¥5,948	¥(5)	¥74	¥(90)	¥—	¥—	¥5,927
Other investment funds	881	(1)	(2)	(341)	—	—	537

Total	¥6,829	¥(6)	¥72	¥(431)	¥—	¥—	¥6,464

	Foreign offices and subsidiaries
Assets category	March 31, 2015	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2016
	(in millions)
Other investments	¥899	¥—	¥79	¥7	¥—	¥—	¥985

Total	¥899	¥—	¥79	¥7	¥—	¥—	¥985

	Domestic subsidiaries
Assets category	March 31, 2016	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2017
	(in millions)
Other debt securities	¥5,927	¥(669)	¥4	¥(5,054)	¥—	¥—	¥208
Other investment funds	537	1	1	(333)	—	—	206

Total	¥6,464	¥(668)	¥5	¥(5,387)	¥—	¥—	¥414

	Foreign offices and subsidiaries
Assets category	March 31, 2016	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2017
	(in millions)
Other investments	¥985	¥—	¥(34)	¥(191)	¥—	¥—	¥760

Total	¥985	¥—	¥(34)	¥(191)	¥—	¥—	¥760

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2015, 2016 and 2017 was ¥12,041 million, ¥16,254 million and ¥15,636 million, respectively.

14.	OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2016 and 2017 were as follows:

	2016	2017
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥449,605	¥546,747
Other	1,005,386	1,043,766
Investments in equity method investees	1,917,667	2,199,706
Prepaid benefit cost (Note 13)	397,001	612,623
Cash collateral pledged for derivative transactions (Note 8)	1,510,689	1,663,945
Other	2,174,246	2,647,756

Total	¥7,454,594	¥8,714,543

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥886,461	¥646,638
Other	1,450,317	1,322,498
Deferred tax liabilities	644,915	413,730
Allowance for off-balance sheet credit instruments	72,556	178,118
Accrued benefit cost (Note 13)	75,812	66,028
Guarantees and indemnifications	42,871	38,904
Cash collateral received for derivative transactions (Note 8)	1,265,041	1,080,929
Accrued and other liabilities	2,755,178	3,008,320

Total	¥7,193,151	¥6,755,165

Investments in equity method investees include marketable equity securities carried at ¥1,347,182 million and ¥1,602,702 million at March 31, 2016 and 2017, respectively. Corresponding aggregated market values were ¥1,768,124 million and ¥2,701,170 million, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥1,088,226 million and ¥1,178,919 million at March 31, 2016 and 2017, respectively. As of March 31, 2017, the MUFG Group held approximately 23.33% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥164,135 million and ¥172,424 million at March 31, 2016 and 2017, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥102 million, ¥681 million and ¥5,465 million for the fiscal years ended March 31, 2015, 2016 and 2017 respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized Financial Information of the MUFG Group’s Equity Method Investees

Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2016 and 2017, and for each of the three years ended March 31, 2017 is as follows:

	2016(1)	2017
	(in billions)
Trading assets	¥27,377	¥31,900
Securities purchased under agreements to resell	11,130	11,760
Securities borrowed	15,822	12,543
Total assets	90,989	93,386
Trading liabilities	15,071	15,359
Securities sold under agreements to repurchase and Securities loaned	6,586	8,466
Long-term borrowings	18,345	19,374
Total liabilities	82,293	84,514
Noncontrolling interests	131	130

Note:

(1)	Certain reclassifications have been made to the prior period to conform to the current presentation.

	2015	2016	2017
	(in billions)
Net revenues	¥3,875	¥3,961	¥3,939
Total non-interest expenses	3,449	3,076	2,871
Income from continuing operations before income taxes	426	885	1,068
Net income applicable to Morgan Stanley	459	585	730

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

Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2016 and 2017, and for each of the three years ended March 31, 2017 is as follows:

	2016	2017
	(in billions)
Net loans	¥10,374	¥13,405
Total assets	18,930	24,273
Deposits	5,850	6,946
Total liabilities	14,648	19,678
Noncontrolling interests	724	841

	2015	2016	2017
	(in billions)
Total interest income	¥590	¥661	¥777
Total interest expense	198	222	252
Net interest income	392	439	525
Provision for credit losses	73	92	97
Income before income tax expense	248	171	147
Net income	194	117	97

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2016 and 2017, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2016	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥21,509	¥—	¥21,509	¥(17,200)	¥(911)	¥3,398
Receivables under resale agreements	9,538	(2,091)	7,447	(6,887)	—	560
Receivables under securities borrowing transactions	6,042	—	6,042	(5,947)	—	95

Total	¥37,089	¥(2,091)	¥34,998	¥(30,034)	¥(911)	¥4,053

Financial liabilities:
Derivative liabilities	¥20,818	¥—	¥20,818	¥(16,993)	¥(1,267)	¥2,558
Payables under repurchase agreements(1)	25,640	(2,091)	23,549	(23,398)	(1)	150
Payables under securities lending transactions	4,710	—	4,710	(4,673)	(23)	14
Obligations to return securities received as collateral	1,919	—	1,919	(310)	—	1,609

Total	¥53,087	¥(2,091)	¥50,996	¥(45,374)	¥(1,291)	¥4,331

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
At March 31, 2017				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥18,835	¥—	¥18,835	¥(15,053)	¥(726)	¥3,056
Receivables under resale agreements	11,044	(2,856)	8,188	(7,461)	(11)	716
Receivables under securities borrowing transactions	11,003	—	11,003	(10,880)	(9)	114

Total	¥40,882	¥(2,856)	¥38,026	¥(33,394)	¥(746)	¥3,886

Financial liabilities:
Derivative liabilities	¥18,562	¥—	¥18,562	¥(15,063)	¥(1,229)	¥2,270
Payables under repurchase agreements(1)	20,549	(2,856)	17,693	(17,489)	(11)	193
Payables under securities lending transactions	5,549	—	5,549	(5,526)	(8)	15
Obligations to return securities received as collateral	3,516	—	3,516	(492)	—	3,024

Total	¥48,176	¥(2,856)	¥45,320	¥(38,570)	¥(1,248)	¥5,502

Note:

(1)	Payables under repurchase agreements in the above table include those under long-term repurchase agreements of ¥1,434,521 million and ¥1,611,916 million at March 31, 2016 and March 31, 2017, respectively, which are included in Long-term debt in the accompanying consolidated balance sheets.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS

The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2016 and 2017. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign governments and official institutions bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2016
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,518	¥19,452	¥1,916	¥1,754	¥25,640
Payables under securities lending transactions	2,443	2,019	248	—	4,710
Obligations to return securities received as collateral	1,846	73	—	—	1,919

Total	¥6,807	¥21,544	¥2,164	¥1,754	¥32,269

	March 31, 2017
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,309	¥13,455	¥3,083	¥1,702	¥20,549
Payables under securities lending transactions	1,811	1,970	1,768	—	5,549
Obligations to return securities received as collateral	3,329	102	85	—	3,516

Total	¥7,449	¥15,527	¥4,936	¥1,702	¥29,614

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Secured borrowing by the class of collateral pledged at March 31, 2016 and 2017 was as follows:

	March 31, 2016
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,270	¥4,211	¥930	¥7,411
Foreign governments and official institutions bonds	19,426	—	738	20,164
Corporate bonds	581	—	71	652
Residential mortgage-backed securities	3,027	124	—	3,151
Other debt securities	177	—	—	177
Marketable equity securities	133	375	180	688
Others	26	—	—	26

Total	¥25,640	¥4,710	¥1,919	¥32,269

	March 31, 2017
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,975	¥5,030	¥2,020	¥10,025
Foreign governments and official institutions bonds	13,195	—	1,101	14,296
Corporate bonds	636	1	117	754
Residential mortgage-backed securities	3,401	—	—	3,401
Other debt securities	205	—	3	208
Marketable equity securities	104	518	275	897
Others	33	—	—	33

Total	¥20,549	¥5,549	¥3,516	¥29,614

17.	PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2017.

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

As of March 31, 2015, 2016 and 2017, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated amount by liquidation preference of these preferred stocks at March 31, 2015, 2016 and 2017 are also nil. None of the Class 6 and 7 Preferred Stock has been issued.

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

Class 5 Preferred Stock was issued by means of a third-party allocation to Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company, TAIYO LIFE INSURANCE COMPANY, DAIDO LIFE INSURANCE COMPANY, Tokio Marine & Nichido Fire Insurance Co., Ltd., NIPPONKOA Insurance Company, Limited, and Aioi Nissay Dowa Insurance Company, Limited. The preferred stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥115 per share annually, except as of March 31, 2009. Preferred dividends were ¥43 per share as of March 31, 2009.

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

On June 25, 2015, amendments to the Articles of Incorporation were made with respect to the First Series of Class 5 and Class 11 Preferred Stock. As a result, the total number of shares of preferred stock authorized to be issued by MUFG was decreased by 1,000 shares, and the total number of the First Series of Class 5 and Class 11 Preferred Stock authorized to be issued was reduced to nil. The authority to issue the Second, Third and Fourth Series of Class 5 was not affected by these amendments. The authority to issue Class 11 Preferred Shares was removed.

18.	COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	2015	2016	2017
	(shares)
Balance at beginning of fiscal year	14,164,026,420	14,168,853,820	14,168,853,820
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	4,827,400	—	—

Balance at end of fiscal year	14,168,853,820	14,168,853,820	14,168,853,820

Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by BTMU and MUTB at March 31, 2017, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.

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

From November 16, 2015 to December 8, 2015, MUFG repurchased 121,703,700 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2015. The repurchase plan, as authorized by the Board of Directors of MUFG, allowed for the repurchase of an aggregate amount of up to 140,000,000 shares, which represents the equivalent of 1.01% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

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

From November 15, 2016 to December 22, 2016, MUFG repurchased 142,238,800 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2016. The repurchase plan, as authorized by the Board of Directors of MUFG, allowed for the repurchase of an aggregate amount of up to 230,000,000 shares, which represents the equivalent of 1.69% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2017, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from the MUFG’s shareholders’ equity.

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

Under the Banking Law

Under the Banking Law, Japanese banks, including BTMU and MUTB, were permitted, pursuant to a resolution by the shareholders at a general meeting, to set aside a legal reserve as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Companies Act.

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

MUFG, formerly known as Mitsubishi Tokyo Financial Group, was established on April 2, 2001 with common stock of ¥924,400 million, preferred stock of ¥222,100 million, legal capital surplus of ¥2,838,693 million and no retained earnings in accordance with the Commercial Code of Japan (“the Code”), which was replaced by the Companies Act, and Japanese GAAP.

On October 1, 2005, MUFG started with common stock and preferred stock of ¥1,383,052 million, a legal capital surplus of ¥3,577,570 million and retained earnings of ¥757,458 million in accordance with the Code and Japanese GAAP.

MUFG’s amount available for dividends, at March 31, 2017, was ¥4,413,610 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of fiscal year	¥1,272,723	¥2,304,555	¥1,995,314
Net change during the fiscal year	1,031,832	(309,241)	31,984
Effect of adopting new guidance on consolidation of certain variable interest entities (Notes 1 and 26)	—	—	5,509

Balance at end of fiscal year	¥2,304,555	¥1,995,314	¥2,032,807

Net debt valuation adjustments(Note 14):
Balance at beginning of fiscal year	¥—	¥—	¥(2,080)
Net change during the fiscal year	—	3,505	(8,552)
Effect of adopting new guidance by a foreign affiliated company	—	(5,585)	—

Balance at end of fiscal year	¥—	¥(2,080)	¥(10,632)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥1,809	¥2,708	¥4,516
Net change during the fiscal year	899	1,808	(13,245)

Balance at end of fiscal year	¥2,708	¥4,516	¥(8,729)

Defined benefit plans:
Balance at beginning of fiscal year	¥(206,336)	¥(187,640)	¥(317,422)
Net change during the fiscal year	18,696	(129,782)	103,360

Balance at end of fiscal year	¥(187,640)	¥(317,422)	¥(214,062)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥289,486	¥947,632	¥620,931
Net change during the fiscal year	658,146	(326,701)	(137,256)
Effect of adopting new guidance on consolidation of certain variable interest entities (Notes 1 and 26)	—	—	(1,636)

Balance at end of fiscal year	¥947,632	¥620,931	¥482,039

Balance at end of fiscal year	¥3,067,255	¥2,301,259	¥2,281,423

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015			2016			2017
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥1,721,877	¥(625,204)	¥1,096,673	¥(172,382)	¥81,568	¥(90,814)	¥307,476	¥(107,082)	¥200,394
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(143,899)	47,043	(96,856)	(239,934)	80,967	(158,967)	(274,278)	86,845	(187,433)

Net change	1,577,978	(578,161)	999,817	(412,316)	162,535	(249,781)	33,198	(20,237)	12,961
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(32,015)			59,460			(19,023)

Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			1,031,832			(309,241)			31,984

Net debt valuation adjustments (Note 14):
Net debt valuation adjustments	—	—	—	6,005	(2,032)	3,973	(12,693)	3,994	(8,699)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	—	—	—	(707)	239	(468)	215	(68)	147

Net change	—	—	—	5,298	(1,793)	3,505	(12,478)	3,926	(8,552)
Net debt valuation adjustments attributable to noncontrolling interests			—			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			—			3,505			(8,552)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	13,853	(5,448)	8,405	23,633	(9,320)	14,313	(4,321)	2,041	(2,280)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(12,363)	4,857	(7,506)	(20,599)	8,094	(12,505)	(18,367)	7,402	(10,965)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015			2016			2017
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net change	1,490	(591)	899	3,034	(1,226)	1,808	(22,688)	9,443	(13,245)
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—			—

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			899			1,808			(13,245)

Defined benefit plans:
Defined benefit plans	12,176	(2,052)	10,124	(209,209)	72,115	(137,094)	131,971	(41,852)	90,119
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	12,716	(3,913)	8,803	9,839	(4,238)	5,601	20,105	(6,652)	13,453

Net change	24,892	(5,965)	18,927	(199,370)	67,877	(131,493)	152,076	(48,504)	103,572
Defined benefit plans attributable to noncontrolling interests			231			(1,711)			212

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			18,696			(129,782)			103,360

Foreign currency translation adjustments:
Foreign currency translation adjustments	782,744	(94,616)	688,128	(396,995)	43,109	(353,886)	(148,460)	2,424	(146,036)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	1,109	(719)	390	(3,670)	879	(2,791)	3,293	(467)	2,826

Net change	783,853	(95,335)	688,518	(400,665)	43,988	(356,677)	(145,167)	1,957	(143,210)
Foreign currency translation adjustments attributable to noncontrolling interests			30,372			(29,976)			(5,954)

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			658,146			(326,701)			(137,256)

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥1,709,573			¥(760,411)			¥(23,709)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(147,702)	¥(267,240)	¥(307,041)	Investment securities gains—net
Impairment losses on investment securities	4,014	22,885	32,744	Investment securities gains—net
Other	(211)	4,421	19

	(143,899)	(239,934)	(274,278)	Total before tax
	47,043	80,967	86,845	Income tax expense

	¥(96,856)	¥(158,967)	¥(187,433)	Net of tax

Net debt valuation adjustments (Note 14)	¥—	¥(707)	¥215	Equity in earnings of equity method investees—net

	—	(707)	215	Total before tax
	—	239	(68)	Income tax expense

	¥—	¥(468)	¥147	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(12,117)	¥(20,338)	¥(18,332)	Interest income on Loans, including fees
Other	(246)	(261)	(35)

	(12,363)	(20,599)	(18,367)	Total before tax
	4,857	8,094	7,402	Income tax expense

	¥(7,506)	¥(12,505)	¥(10,965)	Net of tax

Defined benefit plans
Net actuarial loss(1)	¥26,063	¥21,251	¥31,837
Prior service cost(1)	(10,682)	(10,847)	(9,927)
Loss (gain) on settlements and curtailment, and other(1)	(2,665)	(565)	(1,805)

	12,716	9,839	20,105	Total before tax
	(3,913)	(4,238)	(6,652)	Income tax expense

	¥8,803	¥5,601	¥13,453	Net of tax

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015	2016	2017
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Foreign currency translation adjustments	¥—	¥(4,270)	¥(39)	Other non-interest income
	1,109	600	3,332	Other non-interest expenses

	1,109	(3,670)	3,293	Total before tax
	(719)	879	(467)	Income tax expense

	¥390	¥(2,791)	¥2,826	Net of tax

Total reclassifications for the period	¥(142,437)	¥(255,071)	¥(269,032)	Total before tax
	47,268	85,941	87,060	Income tax expense

	¥(95,169)	¥(169,130)	¥(181,972)	Net of tax

Note:

(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 13 for more information.

21.	NONCONTROLLING INTERESTS

Deconsolidation of Subsidiaries

The gains and losses due to deconsolidation of subsidiaries were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively, in the accompanying consolidated statements of income. The amount of net losses was ¥22,736 million for the fiscal year ended March 31, 2015, the amount of net gains was ¥3,261 million for the fiscal year ended March 31, 2016 and the amount of net losses was ¥2,848 million for the fiscal year ended March 31, 2017, respectively.

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥1,531,127	¥802,332	¥202,680
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Integration of BTMU’s Bangkok Branch with Krungsri (Note 2)	(15,269)	—	—
Other	484	(1,630)	(429)

Net transfers to the noncontrolling interest shareholders	(14,785)	(1,630)	(429)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥1,516,342	¥800,702	¥202,251

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	REGULATORY CAPITAL REQUIREMENTS

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

The Basel Committee revised the 1988 Accord (“Basel I”) in June 2004 and released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (“Basel II”). In addition, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2016 and 2017 in accordance with Basel III.

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

Banks need to obtain approval from their supervisors prior to adopting the following approaches to calculate capital requirements for each risk:

•	the Advanced Internal Ratings-Based Approach for credit risk

•	the Internal Models Approach for market risk

•	the Standardized Approach and AMA for operational risk

With approval from FSA, MUFG and most of its major subsidiaries adopt AIRB to calculate capital requirements for credit risk, adopt the AMA to calculate capital requirements for operational risk, as for market risk, adopt the Internal Models Approach mainly to calculate general market risk and adopt the Standardized Measurement Method to calculate specific risk.

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

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systematically Important Bank (“G-SIB”), as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements are currently being phased in and, as of March 31, 2017, MUFG is required to maintain a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. As of the same date, no countercyclical buffer is applicable to MUFG. When fully implemented on March 31, 2019, MUFG will be required to maintain a capital conservation buffer of 2.5%, a countercyclical buffer of up to 2.5%, and a G-SIB surcharge of 1.5%, assuming MUFG will be in Bucket 2 of the G-SIB list.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2016:
Total capital (to risk-weighted assets):
MUFG(1)	¥17,941,819	16.01%	¥10,085,791	9.00%
BTMU	14,013,211	15.66	7,156,528	8.00
MUTB	2,371,081	19.97	949,464	8.00
Tier1 capital (to risk-weighted assets):
MUFG(1)	14,839,297	13.24	7,844,504	7.00
BTMU	11,375,227	12.71	5,367,396	6.00
MUTB	1,996,600	16.82	712,098	6.00
Common Equity Tier1 capital (to risk-weighted assets):
MUFG(1)	13,039,875	11.63	6,163,539	5.50
BTMU	9,917,731	11.08	4,025,547	4.50
MUTB	1,900,637	16.01	534,074	4.50
At March 31, 2017:
Total capital (to risk-weighted assets):
MUFG(1)	¥18,076,158	15.85%	¥11,398,640	10.00%
BTMU	14,053,431	15.28	7,356,801	8.00
MUTB	2,406,555	19.80	971,933	8.00
Tier1 capital (to risk-weighted assets):
MUFG(1)	15,232,491	13.36	9,118,912	8.00
BTMU	11,680,740	12.70	5,517,601	6.00
MUTB	2,058,449	16.94	728,950	6.00
Common Equity Tier1 capital (to risk-weighted assets):
MUFG(1)	13,413,885	11.76	7,409,116	6.50
BTMU	10,245,812	11.14	4,138,201	4.50
MUTB	1,928,970	15.87	546,713	4.50
Stand-alone:
At March 31, 2016:
Total capital (to risk-weighted assets):
BTMU	¥12,833,360	17.51%	¥5,862,233	8.00%
MUTB	2,358,700	21.08	895,049	8.00
Tier1 capital (to risk-weighted assets):
BTMU	10,446,709	14.25	4,396,675	6.00
MUTB	1,952,951	17.45	671,286	6.00
Common Equity Tier1 capital (to risk-weighted assets):
BTMU	9,019,479	12.30	3,297,506	4.50
MUTB	1,855,526	16.58	503,465	4.50
At March 31, 2017:
Total capital (to risk-weighted assets):
BTMU	¥12,823,393	16.70%	¥6,140,606	8.00%
MUTB	2,426,482	20.48	947,592	8.00
Tier1 capital (to risk-weighted assets):
BTMU	10,655,522	13.88	4,605,455	6.00
MUTB	2,067,034	17.45	710,694	6.00
Common Equity Tier1 capital (to risk-weighted assets):
BTMU	9,247,740	12.04	3,454,091	4.50
MUTB	1,937,599	16.35	533,020	4.50

Note:

(1)

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 0.625% and a

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

G-SIB surcharge of 0.375% as of March 31, 2016 and a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75% as of March 31, 2017. As of the same date, the countercyclical buffer applicable to MUFG is nil.

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

At March 31, 2016, MUMSS’s capital accounts less certain fixed assets of ¥416,123 million on a stand-alone basis and ¥441,101 million on a consolidated basis, were 278.1% and 279.3% of the total amounts equivalent to market, counterparty credit and operations risks, respectively. At March 31, 2017, its capital accounts less certain fixed assets of ¥426,133 million on a stand-alone basis and ¥451,285 million on a consolidated basis, were 323.0% and 324.7% of the total amounts equivalent to market, counterparty credit and operations risks, respectively.

Management believes, as of March 31, 2017, that MUFG, BTMU, MUTB, MUMSS and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

United States of America

In the United States of America, MUAH and its banking subsidiary MUFG Union Bank, N.A. (“MUB”), BTMU’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by the U. S. Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUAH’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, MUAH and MUB must meet specific capital guidelines that involve quantitative measures of MUAH’s and MUB’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. MUAH’s capital amounts and MUB’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies such as MUAH. MUB is subject to laws and regulations that limit the amount of dividends MUB can pay to MUAH.

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

As a result of the Federal Reserve’s approval of MUAH’s request to opt out of the advanced approaches methodology in the fourth quarter of 2014, MUAH calculated its regulatory capital ratios under U.S. Basel I rules at December 31, 2014 and became subject to the U.S. Basel III standardized approach on January 1, 2015, with certain provisions subject to phase-in periods. As permitted for institutions not subject to the advanced approaches methodology, MUAH made a one-time permanent election in the first quarter of 2015 to exclude certain components of the Accumulated OCI from its regulatory capital calculations. MUB continues to be subject to the advanced approaches rules. Advanced approaches institutions were required to apply U.S. Basel III rules beginning on January 1, 2014. The U.S. Basel III rules are scheduled to be substantially phased in by January 1, 2019. Effective June 30, 2015, MUAH updated the methodologies applied to the calculation of its regulatory capital ratios due to recent regulatory guidance, which clarified the treatment of certain off-balance sheet credit exposures. These methodologies were applied to MUAH’s capital ratios and increased the ratios by approximately 50 basis points. This change did not affect MUB’s ratios as the U.S. Office of the Comptroller of the Currency (“OCC”) had previously adopted this guidance.

As required under U.S. Basel III rules, the 2.5% capital conservation buffer is being implemented on a phased-in basis in equal increments of 0.625% per year over a four-year period that commenced on January 1, 2016. MUAH and MUB would satisfy the minimum capital requirements including the capital conservation buffer on a fully phased-in basis if those requirements were effective as of September 30, 2016.

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2015 and 2016. MUAH’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required(1)
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2015:
Total capital (to risk-weighted assets)	$14,747	15.56%	$7,582	8.000%
Tier I capital (to risk-weighted assets)	12,923	13.64	5,687	6.000
Tier I capital (to quarterly average assets)(2)	12,923	11.40	4,535	4.000
Common Equity Tier I capital (to risk-weighted assets)	12,920	13.63	4,265	4.500
At December 31, 2016:
Total capital (to risk-weighted assets)	$16,431	16.45%	$8,617	8.625%
Tier I capital (to risk-weighted assets)	14,757	14.77	6,619	6.625
Tier I capital (to quarterly average assets)(2)	14,757	9.92	5,952	4.000
Common Equity Tier I capital (to risk-weighted assets)	14,757	14.77	5,120	5.125

Notes:

(1)	Beginning January 1, 2016, the minimal capital requirement includes a capital conservation buffer of 0.625%.
(2)	Excludes certain deductions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2015 and 2016. MUB’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required(1)		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUB:
At December 31, 2015:
Total capital (to risk-weighted assets)	$14,003	14.91%	$7,514	8.000%	$9,393	10.00%
Tier I capital (to risk-weighted assets)	12,384	13.18	5,636	6.000	7,514	8.00
Tier I capital (to quarterly average assets)(2)	12,384	11.03	4,490	4.000	5,612	5.00
Common Equity Tier I capital (to risk-weighted assets)	12,384	13.18	4,227	4.500	6,105	6.50
At December 31, 2016:
Total capital (to risk-weighted assets)	$14,560	16.29%	$7,709	8.625%	$8,938	10.00%
Tier I capital (to risk-weighted assets)	13,056	14.61	5,922	6.625	7,151	8.00
Tier I capital (to quarterly average assets)(2)	13,056	11.46	4,558	4.000	5,697	5.00
Common Equity Tier I capital (to risk-weighted assets)	13,056	14.61	4,581	5.125	5,810	6.50

Notes:

(1)	Beginning January 1, 2016, the minimal capital requirement includes a capital conservation buffer of 0.625%.
(2)	Excludes certain deductions.

Management believes, as of December 31, 2016, that MUAH and MUB met all capital adequacy requirements to which they are subject.

As of December 31, 2015 and 2016, the notification from the OCC categorized MUB as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” MUB must maintain a minimum total risk-based capital ratio of 10% as of December 31, 2015 and 2016, a Tier I risk-based capital ratio of 8% as of December 31, 2015 and 2016, a Tier I capital to quarterly average assets of 5% as of December 31, 2015 and 2016, and Common Equity Tier I risk-based capital ratio of 6.5% as of December 31, 2015 and 2016, as set forth in the table. There are no conditions or events since that notification that management believes have changed MUB’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥1,531,127	¥802,332	¥202,680
Income allocable to preferred shareholders:
Cash dividends paid	(8,970)	—	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	1,522,157	802,332	202,680

Effect of dilutive instruments:
Stock acquisition rights and restricted stock units—Morgan Stanley	(2,360)	(2,704)	(3,212)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥1,519,797	¥799,628	¥199,468

	2015	2016	2017
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	14,118,469	13,885,842	13,574,314
Effect of dilutive instruments:
Convertible preferred stock	1	—	—
Stock acquisition rights and the common shares of MUFG under Board Incentive Plan	19,175	17,474	10,571

Weighted average common shares for diluted computation	14,137,645	13,903,316	13,584,885

	2015	2016	2017
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥107.81	¥57.78	¥14.93

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥107.50	¥57.51	¥14.68

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flow Hedges

MUAH uses interest rate swaps to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans, and to a lesser extent, to hedge interest rate risk on rollover debt.

MUAH used interest rate swaps with a notional amount of ¥1,764.8 billion at December 31, 2016 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed loans. To the extent effective, payments received (or paid) under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. MUAH used interest rate swaps with a notional amount of ¥36 billion at December 31, 2016 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed short-term borrowings. At December 31, 2016, the weighted average remaining life of the active cash flow hedges was 3.67 years.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in non-interest expense in the period in which they arise. At December 31, 2016, MUAH expects to reclassify approximately ¥9.8 billion of income from Accumulated OCI to net interest income during the year ending December 31, 2017. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to December 31, 2016.

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

For fair value hedges, any ineffectiveness is recognized in non-interest expense in the period in which it arises. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offsets with no impact on earnings. For the fiscal years ended December 31, 2015 and 2016, MUAH recorded gains on the hedging instruments and losses on the hedged liability, both of which were less than ¥1 billion.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2016 and 2017:

	Notional amounts(1)
	2016	2017
	(in trillions)
Interest rate contracts	¥1,179.7	¥1,252.7
Foreign exchange contracts	215.6	216.9
Equity contracts	4.2	4.7
Commodity contracts	0.7	0.5
Credit derivatives	6.3	6.0
Others	3.6	4.3

Total	¥1,410.1	¥1,485.1

Note:

(1)	Includes both written and purchased positions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives on the Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2016 and 2017:

	Fair value of derivative instruments
	2016(1)(5)			2017(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥16,482	¥9	¥16,491	¥14,240	¥2	¥14,242
Foreign exchange contracts	4,696	—	4,696	4,301	—	4,301
Equity contracts	183	—	183	188	—	188
Commodity contracts	75	—	75	35	—	35
Credit derivatives	61	—	61	67	—	67
Others	3	—	3	2	—	2

Total derivative assets	¥21,500	¥9	¥21,509	¥18,833	¥2	¥18,835

Derivative liabilities:
Interest rate contracts	¥16,276	¥2	¥16,278	¥14,305	¥23	¥14,328
Foreign exchange contracts	4,335	—	4,335	4,084	—	4,084
Equity contracts	212	—	212	182	—	182
Commodity contracts	71	—	71	31	—	31
Credit derivatives	54	—	54	58	—	58
Others(6)	(132)	—	(132)	(121)	—	(121)

Total derivative liabilities	¥20,816	¥2	¥20,818	¥18,539	¥23	¥18,562

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUAH. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 32.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives and Hedged Items on the Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income and Accumulated OCI by accounting designation for the fiscal years ended March 31, 2015, 2016 and 2017:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2015			2016			2017
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥262	¥262	¥—	¥244	¥244	¥—	¥(137)	¥(137)
Foreign exchange contracts	(217)	—	(217)	368	—	368	(183)	—	(183)
Equity contracts	—	(255)	(255)	—	149	149	—	(153)	(153)
Commodity contracts	—	(6)	(6)	—	2	2	—	2	2
Credit derivatives	—	5	5	—	12	12	—	18	18
Others	(1)	(43)	(44)	6	27	33	—	(55)	(55)

Total	¥(218)	¥(37)	¥(255)	¥374	¥434	¥808	¥(183)	¥(325)	¥(508)

Gains and losses for derivatives designated as cash flow hedges

	2015	2016	2017
	(in billions)
Gains (losses) recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥13	¥24	¥(3)

Total	¥13	¥24	¥(3)

Gains reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥12	¥21	¥18

Total	¥12	¥21	¥18

Note:

(1)	Included in Interest income.

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

The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2016 and 2017:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2016:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥459,003	¥1,372,477	¥29,906	¥1,861,386	¥(18,680)
Non-investment grade	66,924	288,761	6,300	361,985	5,815
Not rated	21,387	4,700	—	26,087	715

Total	547,314	1,665,938	36,206	2,249,458	(12,150)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	4,237	194,196	163,468	361,901	(5,278)
Non-investment grade	2,880	28,000	—	30,880	(320)

Total	7,117	222,196	163,468	392,781	(5,598)

Index and basket credit default swaps held by MUSHD:
Investment grade(2)	46,000	166,794	—	212,794	(3,224)
Non-investment grade	9,384	58,238	—	67,622	(1,134)
Not rated	4,986	97,135	—	102,121	(4,148)

Total	60,370	322,167	—	382,537	(8,506)

Total index and basket credit default swaps sold	67,487	544,363	163,468	775,318	(14,104)

Total credit default swaps sold	¥614,801	¥2,210,301	¥199,674	¥3,024,776	¥(26,254)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2017:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥627,355	¥949,129	¥29,493	¥1,605,977	¥(21,005)
Non-investment grade	107,663	349,886	6,580	464,129	1,654
Not rated	5,973	5,981	—	11,954	(516)

Total	740,991	1,304,996	36,073	2,082,060	(19,867)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	7,000	198,335	63,767	269,102	(4,145)
Non-investment grade	17,000	52,145	21,316	90,461	(837)

Total	24,000	250,480	85,083	359,563	(4,982)

Index and basket credit default swaps held by MUSHD:
Investment grade(2)	14,000	72,192	1,000	87,192	(1,278)
Non-investment grade	21,000	73,000	—	94,000	(1,725)
Not rated	16,228	194,533	—	210,761	(11,734)

Total	51,228	339,725	1,000	391,953	(14,737)

Total index and basket credit default swaps sold	75,228	590,205	86,083	751,516	(19,719)

Total credit default swaps sold	816,219	1,895,201	122,156	2,833,576	(39,586)

Other credit derivatives sold(3)
Investment grade	—	78,553	—	78,553	—

Total credit derivatives	¥816,219	¥1,973,754	¥122,156	¥2,912,129	¥(39,586)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Other credit derivatives primarily consist of total return swaps.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥22 billion and ¥2,612 billion, respectively, at March 31, 2016, and approximately ¥33 billion and ¥2,327 billion, respectively, at March 31, 2017.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2016 and 2017 was approximately ¥2.0 trillion and ¥1.0 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥370 billion and ¥251 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥156 billion and ¥85 billion, respectively, as of March 31, 2016 and ¥81 billion and ¥79 billion, respectively, as of March 31, 2017.

25.	OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2016 and 2017. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥378.2 billion and ¥390.4 billion at March 31, 2016 and 2017, respectively, which are syndicated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2016:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥3,874	¥2,230	¥1,198	¥446
Performance guarantees	2,909	1,937	886	86
Derivative instruments(1)	45,894	17,421	22,989	5,484
Liabilities of trust accounts	8,636	6,384	721	1,531

Total	¥61,313	¥27,972	¥25,794	¥7,547

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2017:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥3,775	¥2,494	¥926	¥355
Performance guarantees	2,968	2,037	836	95
Derivative instruments(1)	44,249	16,590	20,717	6,942
Liabilities of trust accounts	9,561	6,568	668	2,325
Others	5	—	1	4

Total	¥60,558	¥27,689	¥23,148	¥9,721

Note:

(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

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

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2016 and 2017 are excluded from this presentation, as they are disclosed in Note 24.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are certain agreements with trust creditors that have provisions limiting the MUFG Group’s exposure as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors limits the trustee’s exposure to the trust account assets. At March 31, 2016 and 2017, there were liabilities of ¥8,636 billion and ¥9,561 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Carrying Amount

At March 31, 2016 and 2017, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,650,043 million and ¥1,329,475 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,606,885 million and ¥1,290,563 million as of March 31, 2016 and 2017, respectively. Credit derivatives sold by the MUFG Group at March 31, 2016 and 2017 are excluded from this presentation, as they are disclosed in Note 24. In addition, Other liabilities also include an allowance for off-balance sheet instruments of ¥36,466 million and ¥79,803 million at March 31, 2016 and 2017, respectively, related to these transactions.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2016 and 2017. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2016:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,874	¥3,689	¥162	¥15	¥8
Performance guarantees	2,909	2,811	51	22	25

Total	¥6,783	¥6,500	¥213	¥37	¥33

		Amount by borrower grade
At March 31, 2017:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,775	¥3,629	¥119	¥24	¥3
Performance guarantees	2,968	2,831	96	11	30

Total	¥6,743	¥6,460	¥215	¥35	¥33

Notes:

(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2017, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the fair value of securities lent.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2017, approximately 66% of these commitments will expire within one year, 31% from one year to five years and 3% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2016 and 2017:

	2016	2017
	(in billions)
Commitments to extend credit	¥82,221	¥84,334
Commercial letters of credit	1,018	1,214
Commitments to make investments	97	135
Other	13	13

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2016 and 2017:

Consolidated VIEs	Consolidated assets
At March 31, 2016:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,262,291	¥53,051	¥61,770	¥16,674	¥1,304,254	¥5,819,188	¥7,354
Investment funds(1)	2,206,443	—	86,802	2,024,839	202	—	94,600
Special purpose entities created for structured financing	255,692	—	5,274	—	—	192,898	57,520
Repackaged instruments	16,963	—	—	16,963	—	—	—
Securitization of the MUFG Group’s assets	1,164,406	—	—	—	—	1,140,164	24,242
Trust arrangements	7,131,055	—	1,368	1,108	133,909	6,979,432	15,238
Others	25,024	295	724	—	58	23,861	86

Total consolidated assets before elimination	18,061,874	53,346	155,938	2,059,584	1,438,423	14,155,543	199,040
The amounts eliminated in consolidation	(7,188,415)	(51,937)	(103,411)	(11,545)	(54,786)	(6,960,848)	(5,888)

Total consolidated assets	¥10,873,459	¥1,409	¥52,527	¥2,048,039	¥1,383,637	¥7,194,695	¥193,152

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,274,698	¥—	¥5,560,088	¥1,097,088	¥617,522
Investment funds(1)	37,031	—	—	—	37,031
Special purpose entities created for structured financing	151,725	—	562	144,047	7,116
Repackaged instruments	16,974	—	—	16,000	974
Securitization of the MUFG Group’s assets	1,139,762	—	21,400	1,117,834	528
Trust arrangements	7,122,766	7,108,450	—	—	14,316
Others	24,214	—	22,106	2,071	37

Total consolidated liabilities before elimination	15,767,170	7,108,450	5,604,156	2,377,040	677,524
The amounts eliminated in consolidation	(4,415,123)	(1,315)	(2,705,460)	(1,682,442)	(25,906)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,482,835)	(7,107,135)	(2,860,804)	(3,198)	(511,698)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥869,212	¥—	¥37,892	¥691,400	¥139,920

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2017:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,332,485	¥48,688	¥34,690	¥23,423	¥1,485,377	¥5,733,202	¥7,105
Investment funds(1)	712,694	—	9,020	511,924	15,611	—	176,139
Special purpose entities created for structured financing	226,380	—	2,310	—	—	172,008	52,062
Repackaged instruments	77,211	—	—	20,783	56,428	—	—
Securitization of the MUFG Group’s assets(2)	6,798,561	—	—	—	—	6,775,344	23,217
Trust arrangements	6,749,808	—	7,681	593	149,205	6,578,701	13,628
Others	65,883	350	30,853	—	52	16,905	17,723

Total consolidated assets before elimination	21,963,022	49,038	84,554	556,723	1,706,673	19,276,160	289,874
The amounts eliminated in consolidation	(6,789,161)	(48,852)	(72,506)	(16,914)	(69,086)	(6,562,970)	(18,833)

Total consolidated assets	¥15,173,861	¥186	¥12,048	¥539,809	¥1,637,587	¥12,713,190	¥271,041

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,357,874	¥—	¥5,397,811	¥1,379,498	¥580,565
Investment funds(1)	2,882	—	—	—	2,882
Special purpose entities created for structured financing	135,667	—	573	128,804	6,290
Repackaged instruments	76,713	—	4,000	72,096	617
Securitization of the MUFG Group’s assets(2)	6,768,108	—	29,637	6,734,855	3,616
Trust arrangements	6,743,464	6,676,198	—	—	67,266
Others	65,031	—	45,450	1,834	17,747

Total consolidated liabilities before elimination	21,149,739	6,676,198	5,477,471	8,317,087	678,983
The amounts eliminated in consolidation	(10,843,144)	—	(3,034,973)	(7,766,722)	(41,449)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,687,133)	(6,676,198)	(2,420,454)	(2,394)	(588,087)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥619,462	¥—	¥22,044	¥547,971	¥49,447

Notes:

(1)	The total assets of investment funds decreased by ¥1,120,091 million and total liabilities increased by ¥3,327 million on April 1, 2016 due to the adoption of the new consolidation guidance. The adoption of the new guidance resulted in changes to the classification of certain investment funds that were previously classified as consolidated VIEs and are now classified as consolidated voting interest entities as well as changes to the consolidation status of certain investment funds. The amounts of decreased assets and increased liabilities disclosed above have been restated from ¥1,141,181 million and ¥1,381 million, respectively, that were disclosed within the condensed consolidated financial statements for the six months ended September 30, 2016. This revision did not impact the consolidated balance sheets or consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	As of March 31, 2017, Securitization of the MUFG Group’s assets includes ¥5,793,956 million of assets primarily consisting of loans and ¥5,793,956 million of liabilities primarily consisting of long-term debt relating to eligible beneficiary interests in housing loan trusts. For more information, see analysis of each transaction category below.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs of which they are creditors or beneficial interest holders, and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity.

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2016 and 2017:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2016:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥24,365,580	¥5,084,901	¥3,911,356	¥3,339	¥986,655	¥2,921,362	¥—	¥300	¥300
Investment funds	24,677,641	1,303,413	1,164,069	194,167	613,109	346,883	9,910	—	—
Special purpose entities created for structured financing	38,385,274	4,396,638	3,189,575	333,681	93,104	2,746,549	16,241	1,403	1,403
Repackaged instruments	9,276,260	2,425,336	2,240,054	430,688	1,415,883	393,483	—	—	—
Others	51,393,909	3,451,974	2,687,789	123,610	66,995	2,442,713	54,471	773	773

Total	¥148,098,664	¥16,662,262	¥13,192,843	¥1,085,485	¥3,175,746	¥8,850,990	¥80,622	¥2,476	¥2,476

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2017:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,604,929	¥5,608,909	¥4,383,707	¥1,072	¥1,236,094	¥3,146,541	¥—	¥1	¥1
Investment funds	30,591,880	1,674,567	1,396,830	200,651	829,641	356,828	9,710	98	98
Special purpose entities created for structured financing	40,710,546	4,717,235	3,699,415	279,471	147,543	3,207,369	65,032	4,657	4,657
Repackaged instruments	10,127,497	2,269,149	2,104,697	581,912	1,203,181	294,703	24,901	—	—
Others	52,012,087	3,731,571	2,723,625	98,289	83,629	2,462,462	79,245	18,539	18,539

Total	¥163,046,939	¥18,001,431	¥14,308,274	¥1,161,395	¥3,500,088	¥9,467,903	¥178,888	¥23,295	¥23,295

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

In February 2015, the FASB issued new guidance which amends the consolidation analysis under the current consolidation guidance. The amendments change the VIE analysis for limited partnerships and similar legal entities, the criteria for evaluating whether fees paid to a decision maker or a service provider are a variable interest, the effect of fee arrangements and related parties on the primary beneficiary determination, and rescind the indefinite deferral provision that affects the consolidation evaluation for certain investment funds. The MUFG group adopted this new accounting guidance on April 1, 2016, which resulted in the consolidation and deconsolidation of certain investment funds. The net increase in the MUFG Group’s consolidated assets, liabilities and Noncontrolling interests, were ¥628,236 million, ¥32,254 million and ¥595,982 million, respectively, as of April 1, 2016. The cumulative effect on retained earnings was a decrease of ¥3,873 million upon the adoption.

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

The MUFG Group also participates as a provider of financing to the ABL programs that are managed by third parties. The MUFG Group is not considered as the primary beneficiary of the entities used in these programs as the MUFG Group’s participation in the entities is only to provide financing along with other third parties and it does not have the power to direct the activities of the entities. Consequently, the MUFG Group does not consolidate the entities used in these programs.

Investment Funds

This category primarily comprises the following:

Corporate Recovery Funds

These entities are established by fund managers, which are unrelated to the MUFG Group, for the purpose of investing in debt or equity instruments issued by distressed companies. After investment, the fund managers work closely with the management of the entities and attempt to enhance corporate value by various means including corporate restructuring and reorganization. Their exit strategies include, among others, sales to others and initial public offerings.

Typically, these entities take the form of a limited partnership which is entirely funded by general and limited partner interests. These partnerships are considered as VIEs unless the limited partners hold substantive kick-out rights or participating rights.

The MUFG Group mostly serves as a limited partner in corporate recovery funds that are considered as VIEs, and does not have the power to direct the activities of these funds that most significantly impact the economic performance of these funds. Therefore, the MUFG Group does not consider itself to be the primary beneficiary of these funds and does not consolidate them.

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

These entities typically take the form of a limited partnership and usually are entirely funded by general and limited partner interests. These partnerships are considered as VIEs unless the limited partners hold substantive kick-out rights or participating rights.

The MUFG Group participates in these partnerships as a general partner or limited partner. The MUFG Group consolidates these funds, which are considered as VIEs, if the MUFG Group has the power to direct the activities of these funds that most significantly impact the economic performance of these funds, and also has the obligation to absorb losses of these funds that could potentially be significant to these funds or the right to receive benefits from these funds that could potentially be significant to these funds.

Investment Trusts

The MUFG Group invests in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in a trust, and ownership through beneficiary interests issued by a trust are owned by investors. Therefore, these investment trusts are considered as VIEs. The MUFG Group consolidates these funds if the MUFG Group has the power to direct the activities of these funds that most significantly impact the economic performance of these funds, and also has the obligation to absorb losses of these funds that could potentially be significant to these funds or the right to receive benefits from these funds that could potentially be significant to these funds.

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

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including, among others, commercial vessels, passenger and cargo aircraft, and production equipment for the purpose of leasing them to lessees who use the equipment and machinery as part of their business operations. These entities typically take the form of a limited partnership or a special purpose company where they fund their purchases of equipment and machinery via senior and subordinate financing. When entities take the form of a limited partnership, these entities are considered as VIEs unless limited partners hold substantive kick-out rights or participating rights. The entities considered as VIEs are typically funded only by senior financing or there is a guarantee provided to the senior financing by parties unrelated to those providing the senior financing. In most cases, the MUFG Group participates in the senior financing and does not participate in the subordinate financing or provide guarantees. Generally, because the MUFG Group’s participation in these entities is only to provide financing, it does not have the power to direct the activities of the entities that most significantly impact the economic performance of the entities. Therefore, the MUFG Group does not consider itself to be the primary beneficiary of these entities and does not consolidate them, except for limited circumstances where the MUFG Group is directly involved with the structuring of the transaction and has the power to direct the activities of the entities that most significantly impact the economic performance of the entities.

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

Sale-and-Leaseback Vehicles

The MUFG Group is involved with vehicles that acquire assets, primarily real estate, from the MUFG Group’s customers and other unrelated parties where the sellers of the assets continue to use the assets through leaseback agreements. These vehicles typically take the form of a limited partnership, and considered as VIEs unless the limited partners hold substantive kick-out rights or participating rights. The subordinated financing of these vehicles considered as VIEs is usually provided by the sellers of the assets, with the MUFG Group providing senior financing for the vehicles. Because the MUFG Group’s participation in these vehicles is only to provide senior financing, it does not have the power to direct the activities that most significantly impact the economic performance of these vehicles. Therefore, the MUFG Group is not considered as the primary beneficiary and does not consolidate them.

Securitization of Client Real Estate Properties

These entities are established for the purpose of securitizing real estate properties held by the MUFG Group’s customers. In most cases, these entities take the form of a limited partnership or a special purpose company. When entities take the form of a limited partnership, these entities are considered as VIEs unless the limited partners hold substantive kick-out rights or participating rights. The entities considered as VIEs are typically funded by senior and subordinated financing where the original owners of the real estate properties provide the subordinated financing, primarily in the form of partnership interests or subordinated notes, and financial institutions, including the MUFG Group, provide senior financing in the form of senior loans. Because the MUFG Group’s participation in these vehicles is only to provide a portion of senior financing, it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Therefore, the MUFG Group is not considered as the primary beneficiary and does not consolidate these entities.

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

The MUFG Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments such as collateralized debt obligations (“CDOs”) and synthetic CDOs. These entities are considered as VIEs because the holders of the equity investment at risk do not have the power to direct the activities that most significantly impact their economic performance. These entities are generally arranged and managed by parties that are not related to the MUFG Group. The MUFG Group’s involvement with the entities arranged and managed by third parties is for investment purposes. In these cases, the MUFG Group participates as one of many other investors and the MUFG Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance, and thus is not considered as the primary beneficiary of these entities and does not consolidate these entities.

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

Investments in Securitized Financial Instruments

The MUFG Group holds investments in special purpose entities that issue securitized financial products. The assets held by the entities include credit card receivables and residential mortgage loans. These entities are established and managed by parties that are unrelated to the MUFG Group and the MUFG Group’s involvement with these entities is for its own investment purposes. In all cases, the MUFG Group participates as one of many other investors and the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance. Therefore, the MUFG Group is not considered as the primary beneficiary of these entities and does not consolidate them.

Securitization of the MUFG Group’s Assets

This category primarily comprises the following:

Securitization for issuing interests or financing

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

Eligible beneficiary interests in housing loan trusts

The MUFG Group establishes trusts, which acquire the MUFG Group’s housing loans and in turn issue beneficiary interests to the MUFG Group, to pledge these beneficiary interests as collateral for borrowings from the Bank of Japan, as a result of the decision by the Bank of Japan on June 30, 2016 to accept these beneficial interests as collateral in the same way as it does for Japanese national government bonds. The MUFG Group is considered as the primary beneficiary and consolidates the trusts since it has the obligation to absorb losses through beneficiary interests, and also has the power for determining and implementing policies as servicer that give it the ability to manage housing loans owned by the trusts that become delinquent or are in default in order to improve the economic performance of the trusts.

Trust Arrangements

The MUFG Group offers, primarily through MUTB, a variety of trust products and services including securities investment trusts, pension trusts and trusts used as securitization vehicles. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. The trusts are generally considered as VIEs because the trust beneficiaries, who provide all of the equity at risk, usually do not have power to direct the activities that most significantly impact its economic performance in the arrangements. The MUFG Group, however, is not considered as the primary beneficiary, except for the case mentioned below,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

because it merely receives fees for compensation for its services on terms that are customary for these activities and the fees are insignificant relative to the total amount of the trusts’ economic performance and variability. Therefore, the MUFG Group does not consolidate these entities.

With respect to the jointly operated designated money in trusts, MUTB pools money from investors and determines how best to invest it. In addition, certain investors, such as money reserve funds and investment funds, place excess funds in the jointly operated designated money trusts. MUTB typically invests in high-quality financial assets, including government bonds, corporate bonds and corporate loans including loans to MUTB and receives fees as compensation for services. In this role as a sponsor of these trusts’ MUTB provides guarantees under which it is required to compensate a loss on the stated principal of the trust beneficial interests. MUTB is considered as the primary beneficiary of these trusts’ because it is exposed to a potentially significant amount of losses and also has the power to direct activities of these trusts’ that most significantly impact their economic performance. Upon consolidation of the trusts, the certificates issued to the investors are accounted for as deposit liabilities as the products are structured and marketed to customers similar to MUTB’s term deposit products.

MUTB considers the likelihood of incurring losses on the stated principal guarantee to be highly remote. In the trusts’ operational history that extends over decades, the stated principal guarantee has never been called upon. The variability in fair value of the net assets of the trusts has been primarily affected by the fluctuations in interest rates, and the majority of such variability has been absorbed by investors or trust beneficiaries.

Others

This category primarily comprises the following:

Financing Vehicles of the MUFG Group’s Customers

The MUFG Group is involved with several entities that are established by the MUFG Group’s customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities effectively work as fund-raising vehicles for their respective group entities and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation in these entities is only to provide financing, and the customers effectively hold the power to direct activities of these entities that most significantly impact the economic performance of the entities. Consequently, the MUFG Group does not consolidate these entities.

Funding Vehicles

The MUFG Group has established several wholly-owned off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the MUFG Group, to investors unrelated to the MUFG Group to fund purchases of debt instruments issued by the MUFG Group. These entities are considered as VIEs because the MUFG Group’s investment in the vehicles’ equity is not considered at risk and substantive as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MUFG Group. Because the MUFG Group does not have variable interests in these vehicles, the MUFG Group does not consolidate these entities.

Troubled Borrowers

During the normal course of business, the borrowers from the MUFG Group may experience financial difficulties and sometimes enter into certain transactions that require the MUFG Group to assess whether they would be considered as VIEs due to their difficult financial position. While in most cases such borrowers are not considered as VIEs when the transactions take place, in limited circumstances they are considered as VIEs due to

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

insufficient equity investment at risk. In all cases the MUFG Group is not considered as the primary beneficiary because the power to direct activities that most significantly impact the economic performance of the troubled borrowers resides with the management of the troubled borrowers, and the MUFG Group, as a lender, does not have power over or assume any role in management. Therefore, the MUFG Group does not consolidate these troubled borrowers.

27.	COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2017 were as follows:

	Capital leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2018	¥5,012	¥94,113
2019	3,919	74,835
2020	2,777	64,418
2021	2,348	60,037
2022	1,473	54,928
2023 and thereafter	3,894	335,745

Total minimum lease payments	¥19,423	¥684,076

Amount representing interest	(2,750)

Present value of minimum lease payments	¥16,673

Total rental expense for the fiscal years ended March 31, 2015, 2016 and 2017 was ¥108,792 million, ¥118,286 million and ¥113,649 million, respectively.

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

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥47,211 million and ¥39,414 million as of March 31, 2016 and 2017, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2015, 2016 and 2017, there was a negative impact of ¥19,743 million, ¥22,426 million and ¥56,911 million, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

Litigation

In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. As part of this conclusion, the MUFG Group have considered the regulatory investigations regarding the MUFG Group’s foreign operations disclosed in Note 27 to the consolidated financial statements included in MUFG’s annual report on Form 20-F for the fiscal year ended March 31, 2016. With respect to these matters, the MUFG Group either resolved the matter or recorded a provision based on a reasonably estimable probable loss amount during the fiscal year ended March 31, 2017. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.	FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	2015	2016	2017
	(in millions)
Fees and commissions on deposits	¥57,138	¥58,865	¥53,891
Fees and commissions on remittances and transfers	168,124	169,101	168,571
Fees and commissions on foreign trading business	71,487	84,688	75,024
Fees and commissions on credit card business	179,669	193,646	198,145
Fees and commissions on security-related services	285,728	285,334	239,516
Fees and commissions on administration and management services for investment funds	141,050	149,916	155,708
Trust fees	106,943	110,051	103,110
Guarantee fees	52,982	44,740	41,818
Insurance commissions	63,344	69,485	59,853
Fees and commissions on real estate business	36,364	43,516	39,808
Other fees and commissions	238,151	266,530	279,449

Total	¥1,400,980	¥1,475,872	¥1,414,893

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

The MUFG Group has trading account securities and trading derivative assets and liabilities for this purpose. In addition, the trading account securities include foreign currency-denominated debt securities such as foreign governments or official institutions bonds, corporate bonds and mortgage-backed securities, which are mainly comprised of securities measured at fair value under the fair value option.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net trading gains (losses) for the fiscal years ended March 31, 2015, 2016 and 2017 were comprised of the following:

	2015	2016	2017
	(in millions)
Interest rate and other derivative contracts	¥(37,486)	¥434,323	¥(325,007)
Trading account securities, excluding derivatives	1,186,147	(157,669)	(314,177)

Trading account profits (losses)—net	1,148,661	276,654	(639,184)
Foreign exchange derivative contracts(1)	(217,524)	374,324	(183,159)

Net trading gains (losses)	¥931,137	¥650,978	¥(822,343)

Note:

(1)	Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of income. Foreign exchange gains (losses)—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

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

The following is a brief explanation of the MUFG Group’s business segments:

Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses in Japan. This business group integrates the retail businesses of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses, in and outside Japan. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. This business group has strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate clients.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Global Business Group—Covers the businesses of BTMU and MUSHD outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust assets and securities businesses (with the retail banking and trust assets businesses being conducted through MUB and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

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

Effective April 1, 2016, the MUFG Group made modifications to internal management accounting rules and practices to clarify the responsibility for profits of each business segment. Net revenues, operating expenses and operating profits (losses) relating to the overseas Japanese corporate business are recorded in both the Corporate Banking Business Group and the Global Business Group. The double-counting of these amounts is eliminated in aggregating the amounts of net revenues, operating expenses and operating profits (losses) of the Retail Banking Business Group, the Corporate Banking Business Group, the Global Business Group and the Trust Assets Business Group, which amounts are shown in the Total of Customer Business column in the tables below. Net revenues, operating expenses and operating profits (losses) relating to the overseas Japanese corporate business were previously recorded only in the Global Business Group. This modification reflected management’s determination that, given the operations of the Corporate Banking Business Group servicing Japanese corporate clients, the Corporate Banking Business Group’s responsibility should be clarified to extend beyond the businesses with Japanese corporate clients in Japan to the businesses with Japanese corporate clients in overseas markets. This modification had the impact of increasing the operating profit of the Corporate Banking Business Group for the fiscal years ended March 31, 2015 and 2016 by ¥53.8 billion and ¥26.0 billion, respectively. In addition, other modifications had the impact of increasing the operating profits of the Global Markets Business Group and Other for the fiscal year ended March 31, 2015 by ¥1.0 billion and ¥2.5 billion, respectively, and reducing the operating profit of the Global Business Group by ¥3.5 billion. Also, other modifications had the impact of increasing the operating profits of the Global Markets Business Group and Other for the fiscal year ended March 31, 2016 by ¥0.8 billion and ¥5.4 billion, respectively, and reducing the operating profit of the Global Business Group by ¥6.2 billion. Prior period business segment information has been restated to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2015, 2016 and 2017.

Effective April 1, 2016, the MUFG Group also made modifications to internal management accounting rules and practices for MUAH and Krungsri to eliminate the presentation of operating profits for MUAH and Krungsri as sub-categories of the Global Business Group. In prior periods, the presentation of the Global Business Group’s operating profit was broken down into the operating profit attributable to each of MUAH, Krungsri and Other than MUAH/Krungsri. However, management no longer considers the breakdown to reflect the responsibility for profits among MUAH, Krungsri and Other than MUAH/Krungsri, particularly in light of the recent changes to the group company structure in the United States to comply with U.S. Enhanced Prudential Standards.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2015, 2016 and 2017, respectively:

	Customer Business					Global Markets Business Group	Other	Total
	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)
	(in billions)
Fiscal year ended March 31, 2015:
Net revenue:	¥1,299.4	¥1,148.5	¥1,289.8	¥171.5	¥3,710.0	¥664.3	¥(9.8)	¥4,364.5
BTMU and MUTB:	577.5	946.2	478.2	71.0	1,944.7	497.7	39.7	2,482.1
Net interest income	374.9	404.9	233.9	—	958.2	278.2	172.2	1,408.6
Net fees	190.7	393.3	190.6	71.0	811.5	(34.8)	(78.8)	697.9
Other	11.9	148.0	53.7	—	175.0	254.3	(53.7)	375.6
Other than BTMU and MUTB(2)	721.9	202.3	811.6	100.5	1,765.3	166.6	(49.5)	1,882.4
Operating expenses	958.8	599.9	793.7	103.2	2,310.2	206.0	184.9	2,701.1

Operating profit (loss)	¥340.6	¥548.6	¥496.1	¥68.3	¥1,399.8	¥458.3	¥(194.7)	¥1,663.4

Fiscal year ended March 31, 2016:
Net revenue:	¥1,259.2	¥1,090.1	¥1,273.1	¥172.2	¥3,615.7	¥636.1	¥(5.6)	¥4,246.2
BTMU and MUTB:	534.9	872.3	446.9	74.3	1,825.5	453.6	116.9	2,396.0
Net interest income	355.7	366.7	207.9	—	884.8	248.3	193.4	1,326.5
Net fees	171.8	387.8	187.1	74.3	791.2	(23.9)	(73.6)	693.7
Other	7.4	117.8	51.9	—	149.5	229.2	(2.9)	375.8
Other than BTMU and MUTB(2)	724.3	217.8	826.2	97.9	1,790.2	182.5	(122.5)	1,850.2
Operating expenses	972.6	603.8	815.1	102.0	2,340.6	208.6	146.0	2,695.2

Operating profit (loss)	¥286.6	¥486.3	¥458.0	¥70.2	¥1,275.1	¥427.5	¥(151.6)	¥1,551.0

Fiscal year ended March 31, 2017:
Net revenue:	¥1,198.3	¥1,041.6	¥1,303.7	¥173.1	¥3,539.0	¥582.0	¥(9.1)	¥4,111.9
BTMU and MUTB:	485.9	834.7	444.6	73.0	1,731.3	387.5	71.7	2,190.5
Net interest income	335.3	343.0	213.3	—	844.0	228.0	149.8	1,221.8
Net fees	144.4	402.8	185.1	73.0	775.9	(8.6)	(78.7)	688.6
Other	6.2	88.9	46.2	—	111.4	168.1	0.6	280.1
Other than BTMU and MUTB(2)	712.4	206.9	859.1	100.1	1,807.7	194.5	(80.8)	1,921.4
Operating expenses	973.0	598.4	821.2	112.2	2,348.2	212.9	155.0	2,716.1

Operating profit (loss)	¥225.3	¥443.2	¥482.5	¥60.9	¥1,190.8	¥369.1	¥(164.1)	¥1,395.8

Notes:

(1)	Net revenue, operating expenses, and operating profit relating to the overseas Japanese Corporate business were ¥199.2 billion, ¥145.4 billion, and ¥53.8 billion for the fiscal year ended March 31, 2015, ¥178.9 billion, ¥152.9 billion, and ¥26.0 billion for the fiscal year ended March 31, 2016, and ¥177.7 billion, ¥156.6 billion, and ¥21.1 billion for the fiscal year ended March 31, 2017, respectively. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2015, 2016 and 2017 above to income before income tax expense shown in the accompanying consolidated statements of income is as follows:

	2015	2016	2017
	(in billions)
Operating profit:	¥1,663	¥1,551	¥1,396
Provision for credit losses	(87)	(232)	(254)
Trading account profits (losses)—net	636	(6)	(880)
Equity investment securities gains—net	90	105	181
Debt investment securities gains (losses)—net	(45)	(19)	48
Foreign exchange gains (losses)—net	(117)	129	(110)
Equity in earnings of equity method investees—net	173	177	198
Impairment of goodwill	(3)	(334)	(7)
Impairment of intangible assets	(1)	(118)	(6)
Provision for off-balance sheet credit instruments	(1)	—	(107)
Other—net	(45)	(90)	(186)

Income before income tax expense	¥2,263	¥1,163	¥273

31.	FOREIGN ACTIVITIES

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2015, 2016 and 2017, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2015:
Total revenue(2)	¥3,016,375	¥715,461	¥521,440	¥1,087,444	¥399,003	¥5,739,723
Total expense(3)	2,013,032	515,290	166,892	673,066	108,787	3,477,067
Income before income tax expense	1,003,343	200,171	354,548	414,378	290,216	2,262,656
Net income attributable to Mitsubishi UFJ Financial Group	410,671	187,354	309,808	358,627	264,667	1,531,127
Total assets at end of fiscal year	169,271,280	46,326,540	27,718,111	26,193,639	11,366,136	280,875,706
Fiscal year ended March 31, 2016:
Total revenue(2)	¥2,995,693	¥800,726	¥326,381	¥981,076	¥309,552	¥5,413,428
Total expense(3)	2,501,616	741,930	205,459	661,920	139,833	4,250,758
Income before income tax expense	494,077	58,796	120,922	319,156	169,719	1,162,670
Net income attributable to Mitsubishi UFJ Financial Group	185,395	173,376	162,620	196,712	84,229	802,332
Total assets at end of fiscal year	176,979,064	52,719,811	26,194,772	25,019,537	11,644,171	292,557,355
Fiscal year ended March 31, 2017:
Total revenue(2)	¥1,903,336	¥749,513	¥330,751	¥818,917	¥384,956	¥4,187,473
Total expense(3)	2,345,731	677,548	138,128	582,665	170,858	3,914,930
Income (loss) before income tax expense (benefit)	(442,395)	71,965	192,623	236,252	214,098	272,543
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(365,734)	119,189	216,584	102,803	129,838	202,680
Total assets at end of fiscal year	191,305,636	46,053,230	23,821,920	25,255,955	10,748,278	297,185,019

Notes:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision (credit) for credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2016 and 2017:

	2016	2017
	(in millions)
Cash and due from banks	¥870,492	¥1,179,613
Interest-earning deposits in other banks	7,445,190	6,798,036

Total	¥8,315,682	¥7,977,649

Trading account assets	¥35,572,903	¥27,436,540

Investment securities	¥7,699,198	¥6,863,563

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥50,359,697	¥51,191,297

Deposits	¥45,738,855	¥45,264,323

Funds borrowed:
Call money, funds purchased	¥335,003	¥362,984
Payables under repurchase agreements	9,986,251	10,544,210
Payables under securities lending transactions	183,664	75,916
Other short-term borrowings	5,218,502	5,080,452
Long-term debt	3,450,351	2,579,053

Total	¥19,173,771	¥18,642,615

Trading account liabilities	¥7,870,518	¥8,298,435

32.	FAIR VALUE

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

As for quoted prices provided by third-party vendors, independent price verification is performed by the MUFG group to determine the quality and reliability of the data for fair value measurement purposes. As part of its independent price verification procedures, the MUFG group obtains a sufficient understanding of the vendors’ pricing sources and valuation processes. Further, the MUFG group performs internal price verification procedures to ensure that the quoted prices provided from the third-party vendors are reasonable. Such verification procedures include comparison of pricing sources and analysis of variances beyond certain thresholds.

When quoted prices are not available, the MUFG Group estimates fair values by using an internal model, quoted prices of securities with similar characteristics or non-binding prices obtained from independent third parties. Such securities include certain commercial paper, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial paper, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rate based on the yield curve estimated from market interest rates appropriate to the securities. Commercial paper is generally classified in Level 2 of the fair value hierarchy. For corporate bonds, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers is reflected in the future cash flows being discounted by the interest rate applicable to the maturity of the bonds. Corporate bonds are classified in either Level 2 or Level 3 of the fair value hierarchy, depending primarily on the significance of the adjustments to the unobservable input of credit worthiness. For residential mortgage-backed securities, the MUFG Group estimates fair value using non-binding prices obtained from independent third parties. Residential mortgage-backed securities are classified as level 2 unless otherwise significant unobservable input is used for the valuation.

When there is less liquidity for securities or significant inputs used in the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. The fair value of CLOs is measured by weighing the estimated fair value amounts from the internal model and the non-binding quotes from the independent broker-dealers. The weight of the quotes from independent broker-dealers is determined based on the result of inquiries with the broker-dealers to understand their basis of fair value calculation with consideration given to transaction volume. Key inputs to the internal model include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX (which is an index of loan credit default swaps), prepayment rates and discount rates reflecting liquidity premiums based on historical market data.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Hedge funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in hedge funds are generally redeemable on a quarterly basis with 15 days advance notice.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2016 and 2017:

At March 31, 2016	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,191,424	¥9,242,319	¥879,946	¥29,313,689
Debt securities
Japanese national government and Japanese government agency bonds	1,292,815	276,643	—	1,569,458
Japanese prefectural and municipal bonds	—	130,467	2,467	132,934
Foreign governments and official institutions bonds	16,959,757	1,081,655	57,470	18,098,882
Corporate bonds	—	3,618,649	98,236	3,716,885
Residential mortgage-backed securities	—	3,163,571	23,540	3,187,111
Asset-backed securities	—	127,180	630,247	757,427
Other debt securities	—	6,515	35,944	42,459
Commercial paper	—	502,417	—	502,417
Equity securities(2)	938,852	335,222	32,042	1,306,116
Trading derivative assets	100,689	21,282,170	116,913	21,499,772
Interest rate contracts	17,567	16,414,291	50,185	16,482,043
Foreign exchange contracts	13,148	4,678,409	4,349	4,695,906
Equity contracts	69,974	67,179	46,337	183,490
Commodity contracts	—	61,196	15,787	76,983
Credit derivatives	—	61,095	255	61,350
Investment securities:
Available-for-sale securities	32,836,477	8,014,480	375,274	41,226,231
Debt securities
Japanese national government and Japanese government agency bonds	26,241,677	2,886,164	—	29,127,841
Japanese prefectural and municipal bonds	—	454,998	—	454,998
Foreign governments and official institutions bonds	1,247,768	805,359	20,941	2,074,068
Corporate bonds	—	999,685	23,595	1,023,280
Residential mortgage-backed securities	—	886,737	15	886,752
Commercial mortgage-backed securities	—	186,365	3,764	190,129
Asset-backed securities	—	1,508,501	158,281	1,666,782
Other debt securities	—	14,107	168,678	182,785
Marketable equity securities	5,347,032	272,564	—	5,619,596
Other investment securities	—	—	24,689	24,689
Others(3)(4)	388,577	12,095	846	401,518

Total	¥52,517,167	¥38,551,064	¥1,397,668	¥92,465,899

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥71,995	¥5,462	¥—	¥77,457
Trading derivative liabilities	110,601	20,751,295	85,659	20,947,555
Interest rate contracts	8,969	16,254,674	11,972	16,275,615
Foreign exchange contracts	6,210	4,325,227	3,114	4,334,551
Equity contracts	95,422	62,688	54,252	212,362
Commodity contracts	—	55,301	16,132	71,433
Credit derivatives	—	53,405	189	53,594
Obligation to return securities received as collateral	1,840,584	78,482	—	1,919,066
Others(5)	—	502,439	(9,821)	492,618

Total	¥2,023,180	¥21,337,678	¥75,838	¥23,436,696

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2017	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥10,646,728	¥11,027,560	¥799,493	¥22,473,781
Debt securities
Japanese national government and Japanese government agency bonds	1,794,233	390,147	—	2,184,380
Japanese prefectural and municipal bonds	—	136,226	—	136,226
Foreign governments and official institutions bonds	7,764,734	466,151	1,836	8,232,721
Corporate bonds	—	3,305,520	25,521	3,331,041
Residential mortgage-backed securities	—	4,816,323	47,914	4,864,237
Asset-backed securities	—	280,502	654,814	935,316
Other debt securities	—	5,155	35,552	40,707
Commercial paper	—	1,084,421	—	1,084,421
Equity securities(2)	1,087,761	543,115	33,856	1,664,732
Trading derivative assets	112,687	18,619,331	101,100	18,833,118
Interest rate contracts	27,321	14,174,526	38,188	14,240,035
Foreign exchange contracts	9,661	4,270,548	20,455	4,300,664
Equity contracts	75,545	88,154	24,707	188,406
Commodity contracts	160	18,740	17,745	36,645
Credit derivatives	—	67,363	5	67,368
Investment securities:
Available-for-sale securities	30,214,302	8,538,271	337,526	39,090,099
Debt securities
Japanese national government and Japanese government agency bonds	23,053,677	2,772,611	—	25,826,288
Japanese prefectural and municipal bonds	—	1,015,489	—	1,015,489
Foreign governments and official institutions bonds	1,360,060	769,770	20,099	2,149,929
Corporate bonds	—	1,104,800	36,932	1,141,732
Residential mortgage-backed securities	—	1,188,903	15	1,188,918
Commercial mortgage-backed securities	—	77,297	2,971	80,268
Asset-backed securities	—	1,261,353	116,919	1,378,272
Other debt securities	—	10,199	160,590	170,789
Marketable equity securities	5,800,565	337,849	—	6,138,414
Other investment securities	—	—	26,292	26,292
Others(3)(4)	453,214	37,942	3,850	495,006

Total	¥41,426,931	¥38,223,104	¥1,268,261	¥80,918,296

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥128,292	¥1,392	¥—	¥129,684
Trading derivative liabilities	135,342	18,461,252	63,855	18,660,449
Interest rate contracts	45,539	14,249,439	9,637	14,304,615
Foreign exchange contracts	5,219	4,072,787	5,597	4,083,603
Equity contracts	84,514	66,482	31,019	182,015
Commodity contracts	70	14,730	17,375	32,175
Credit derivatives	—	57,814	227	58,041
Obligation to return securities received as collateral	3,423,936	92,296	—	3,516,232
Others(5)	—	376,724	28,432	405,156

Total	¥3,687,570	¥18,931,664	¥92,287	¥22,711,521

Notes:

(1)	Includes securities measured under the fair value option.
(2)	Excludes certain investments valued at net asset value of hedge funds and private equity funds, whose fair values at March 31, 2016 were ¥481 million, and ¥11,457 million, respectively, and those at March 31, 2017 were nil, and ¥13,150 million, respectively. The amounts of unfunded commitments related to these hedge funds and private equity funds at March 31, 2016 were nil, and ¥18,027 million, respectively, and those at March 31, 2017 were nil, and ¥27,735 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
(4)	Excludes certain investments valued at net asset value of real estate funds and private equity funds, whose fair values at March 31, 2016 were ¥1,905 million, and ¥1,878 million, respectively, and those at March 31, 2017 were ¥41 million, and ¥119 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity funds at March 31, 2016 were nil, and ¥104 million, respectively, and those at March 31, 2017 were nil, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the fiscal years ended March 31, 2016 and 2017, the transfers between Level 1 and Level 2 were as follows:

	2016		2017
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Foreign governments and official institutions bonds	¥—	¥26,388	¥—	¥—
Investment securities:
Available-for-sale securities
Marketable equity securities	26,889	10,253	22,578	27,807

Note:

(1)	The transfers between level 1 and 2 occurred during the first-half of the fiscal year are assumed to have occurred at the beginning of the first-half year, and the transfers occurred during the second-half of the fiscal year are assumed to have occurred at the beginning of the second-half year.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2016 and 2017. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (that is, inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2015	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		March 31, 2016	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2016
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥847,840	¥(51,674	)(2)	¥—	¥370,342	¥—	¥(161,486)	¥(141,189)	¥53,054		¥(36,941)		¥879,946	¥(57,021	)(2)
Debt securities
Japanese prefectural and municipal bonds	—	251		—	11,945	—	(9,729)	—	—		—		2,467	78
Foreign governments and official institutions bonds	66,197	(4,236)		—	68,443	—	(19,550)	(53,384)	—		—		57,470	(4,275)
Corporate bonds	96,918	(3,561)		—	56,964	—	(51,705)	(16,484)	53,045	(6)	(36,941	)(6)	98,236	(3,028)
Residential mortgage-backed securities	38,730	(1,441)		—	—	—	—	(13,749)	—		—		23,540	(1,585)
Asset-backed securities	586,635	(42,607)		—	223,130	—	(79,339)	(57,572)	—		—		630,247	(46,335)
Other debt securities	37,812	(1,868)		—	—	—	—	—	—		—		35,944	(1,868)
Equity securities	21,548	1,788		—	9,860	—	(1,163)	—	9		—		32,042	(8)
Trading derivatives—net	39,250	(6,586	)(2)	(214)	4,099	(3,460)	—	1,948	4,684		(8,467)		31,254	5,755	(2)
Interest rate contracts—net	29,074	7,912		(115)	7	—	—	4,687	515		(3,867)		38,213	13,667
Foreign exchange contracts—net	8,401	(2,404)		(107)	3,024	(2,941)	—	(3,712)	4,101		(5,127)		1,235	(3,322)
Equity contracts—net	5,906	(12,227)		(12)	172	(172)	—	(1,582)	—		—		(7,915)	(5,323)
Commodity contracts—net	(933)	52		(12)	896	(347)	—	(1)	—		—		(345)	860
Credit derivatives— net	(3,198)	81		32	—	—	—	2,556	68		527		66	(127)
Investment securities:
Available-for-sale securities	401,837	(9,124	)(3)	66	331,478	—	(802)	(351,358)	6,187		(3,010)		375,274	229	(3)
Debt securities
Foreign governments and official institutions bonds	29,649	—		121	2,151	—	—	(10,980)	—		—		20,941	—
Corporate bonds	19,284	1,156		(258)	1,150	—	(366)	(2,015)	6,187	(6)	(1,543	)(6)	23,595	236
Residential mortgage-backed securities	93	—		—	—	—	—	(78)	—		—		15	—
Commercial mortgage-backed securities	3,785	—		219	—	—	—	(240)	—		—		3,764	—
Asset-backed securities	166,723	(10,280)		30	312,497	—	—	(310,689)	—		—		158,281	(7)
Other debt securities	182,303	—		(46)	15,680	—	(436)	(27,356)	—		(1,467)		168,678	—
Other investment securities	22,537	984	(4)	—	3,323	—	(2,155)	—	—		—		24,689	(270	)(4)
Others	917	(61	)(4)	—	169	—	(179)	—	—		—		846	(62	)(4)

Total	¥1,312,381	¥(66,461)		¥(148)	¥709,411	¥(3,460)	¥(164,622)	¥(490,599)	¥63,925		¥(48,418)		¥1,312,009	¥(51,369)

Liabilities
Others	¥36,293	¥35,111	(4)	¥1,314	¥(2,271)	¥13,282	¥—	¥(21,660)	¥7,782		¥(6,822)		¥(9,821)	¥7,989	(4)

Total	¥36,293	¥35,111		¥1,314	¥(2,271)	¥13,282	¥—	¥(21,660)	¥7,782		¥(6,822)		¥(9,821)	¥7,989

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2016	Total gains (losses) for the period				Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		March 31, 2017	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2017
		Included in earnings		Included in other comprehensive income	Purchases
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥879,946	¥(3,062	)(2)	¥—	¥375,549	¥—	¥(143,806)	¥(315,002)	¥58,409		¥(52,541)		¥799,493	¥8,227	(2)
Debt securities
Japanese national government and Japanese government agency bonds	—	(1,209)		—	—	—	—	(10,106)	11,315		—		—	—
Japanese prefectural and municipal bonds	2,467	84		—	—	—	(2,551)	—	—		—		—	—
Foreign governments and official institutions bonds	57,470	(5,273)		—	49,631	—	(49,342)	(50,638)	—		(12)		1,836	83
Corporate bonds	98,236	(2,783)		—	2,802	—	(6,659)	(60,640)	47,094	(6)	(52,529	)(6)	25,521	107
Residential mortgage-backed securities	23,540	(5,036)		—	38,086	—	—	(8,676)	—		—		47,914	(4,304)
Asset-backed securities	630,247	9,437		—	281,792	—	(85,254)	(181,408)	—		—		654,814	11,761
Other debt securities	35,944	(392)		—	—	—	—	—	—		—		35,552	(393)
Equity securities	32,042	2,110		—	3,238	—	—	(3,534)	—		—		33,856	973
Trading derivatives—net	31,254	(2,305	)(2)	(847)	1,274	(2,968)	—	(13,573)	31,839		(7,429)		37,245	(7,768	)(2)
Interest rate contracts—net	38,213	(1,942)		(457)	—	(2)	—	(6,704)	4,170		(4,727)		28,551	(909)
Foreign exchange contracts—net	1,235	(14,291)		15	524	(20)	—	1,035	29,126		(2,766)		14,858	(12,420)
Equity contracts—net	(7,915)	12,917		(376)	147	(1,529)	—	(8,155)	(1,465)		64		(6,312)	3,572
Commodity contracts—net	(345)	1,397		(12)	603	(1,417)	—	144	—		—		370	2,050
Credit derivatives—net	66	(386)		(17)	—	—	—	107	8		—		(222)	(61)
Investment securities:
Available-for-sale securities	375,274	(3,504	)(3)	(35,082)	300,765	—	(268)	(292,198)	6,835		(14,296)		337,526	(419	)(3)
Debt securities
Foreign governments and official institutions bonds	20,941	—		(1,099)	999	—	—	(742)	—		—		20,099	—
Corporate bonds	23,595	22		(463)	26,222	—	(268)	(6,086)	6,835	(6)	(12,925	)(6)	36,932	(419)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	3,764	—		(282)	—	—	—	(511)	—		—		2,971	—
Asset-backed securities	158,281	(3,526)		(26,651)	250,156	—	—	(259,970)	—		(1,371)		116,919	—
Other debt securities	168,678	—		(6,587)	23,388	—	—	(24,889)	—		—		160,590	—
Other investment securities	24,689	2,432	(4)	—	4,012	—	(4,662)	(110)	—		(69)		26,292	(1,270	)(4)
Others	846	280	(4)	111	1,230	—	(32)	—	1,415		—		3,850	131	(4)

Total	¥1,312,009	¥(6,159)		¥(35,818)	¥682,830	¥(2,968)	¥(148,768)	¥(620,883)	¥98,498		¥(74,335)		¥1,204,406	¥(1,099)

Liabilities
Others	¥(9,821)	¥(24,383	)(4)	¥17,155	¥—	¥4,062	¥—	¥(30,214)	¥59,635		¥(2,458)		¥28,432	¥(15,362	)(4)

Total	¥(9,821)	¥(24,383)		¥17,155	¥—	¥4,062	¥—	¥(30,214)	¥59,635		¥(2,458)		¥28,432	¥(15,362)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Includes Trading securities measured under the fair value option.
(2)	Included in Trading account profits (losses)—net and in Foreign exchange gains (losses)—net.
(3)	Included in Investment securities gains—net.
(4)	Included in Trading account profits (losses)—net.
(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the first-half or the second-half of the fiscal year.
(6)	Transfers into (out of) Level 3 for corporate bonds were mainly caused by the decrease (increase) in liquidity.

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2016	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Japanese prefectural and municipal bonds	¥2,467	Monte Carlo method	Correlation between interest rate and foreign exchange rate	31.1%~49.7%	40.4%
			Correlation between interest rates	51.1%	51.1%
Foreign governments and official institutions bonds	831	Monte Carlo method	Correlation between interest rate and foreign exchange rate	21.1%~49.7%	28.9%
			Correlation between interest rates	37.9%~51.1%	45.5%
	20,941	Return on equity method	Probability of default	0.1%~0.9%	0.3%
			Recovery rate	60.0%~70.0%	66.8%
			Market-required return on capital	8.0%~10.0%	9.0%
Corporate bonds	8,634	Discounted cash flow	Probability of default	4.7%~13.1%	5.3%
			Recovery rate	41.0%~74.1%	55.2%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	144,897	Discounted cash flow	Probability of default	1.2%~5.3%	4.3%
			Recovery rate	60.0%~76.0%	65.1%
	617,350	Internal model(4)	Asset correlations	9.0%~13.0%	12.9%
			Discount factor	1.8%~4.3%	1.9%
			Prepayment rate	8.7%~20.9%	20.5%
			Probability of default	0.0%~82.1%	— (3)
			Recovery rate	51.3%~61.6%	61.4%
Other debt securities	35,944	Discounted cash flow	Liquidity premium	0.5%~0.6%	0.5%
	168,678	Return on equity method	Probability of default	0.0%~25.0%	0.5%
			Recovery rate	40.0%~90.0%	69.3%
			Market-required return on capital	8.0%~10.0%	9.9%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2016	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	37,623	Option model	Probability of default	0.1%~13.1%
			Correlation between interest rates	5.3%~99.8%
			Correlation between interest rate and foreign exchange rate	21.1%~49.7%
			Recovery rate	41.0%~47.0%
			Volatility	85.4%~201.8%
Equity contracts—net	(10,139)	Option model	Correlation between interest rate and equity	33.3%~39.0%
			Correlation between foreign exchange rate and equity	6.0%
			Correlation between equities	27.4%~65.3%
			Volatility	0.0%~106.6%
	2,348	Discounted cash flow	Term of litigation	1 year

At March 31, 2017	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥20,099	Return on equity method	Probability of default	0.1%~0.4%	0.3%
			Recovery rate	60.0%~70.0%	67.0%
			Market-required return on capital	8.0%~10.0%	9.0%
Corporate bonds	19,313	Discounted cash flow	Probability of default	4.4%~8.8%	5.6%
			Recovery rate	41.0%~81.2%	42.8%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	108,132	Discounted cash flow	Probability of default	1.2%~5.3%	4.3%
			Recovery rate	60.0%~76.0%	64.7%
	650,814	Internal model(4)	Asset correlations	7.0%~11.0%	11.0%
			Discount factor	1.2%~1.4%	1.2%
			Prepayment rate	9.5%~29.5%	29.3%
			Probability of default	0.0%~83.1%	— (3)
			Recovery rate	52.8%~80.9%	80.6%
Other debt securities	35,552	Discounted cash flow	Liquidity premium	0.5%~1.0%	0.6%
	160,479	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	40.0%~90.0%	71.1%
			Market-required return on capital	8.0%~10.0%	9.7%

At March 31, 2017	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	28,297	Option model	Probability of default	0.1%~13.2%
			Correlation between interest rates	36.0%~100.0%
			Correlation between interest rate and foreign exchange rate	20.4%~48.8%
			Recovery rate	41.0%~48.0%
			Volatility	21.6%~100.0%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2017	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Foreign exchange contracts—net	14,890	Option model	Probability of default	0.1%~8.7%
			Correlation between interest rates	40.3%~74.0%
			Correlation between interest rate and foreign exchange rate	46.4%~50.7%
			Correlation between underlying assets	85.0%
			Recovery rate	41.0%~48.0%
			Volatility	16.8%~20.6%
Equity contracts—net	(6,659)	Option model	Correlation between interest rate and equity	33.3%~39.0%
			Correlation between foreign exchange rate and equity	3.0%~69.2%
			Correlation between equities	25.5%~81.3%
			Volatility	29.8%~127.4%

Notes:

(1)	The fair value as of March 31, 2016 and 2017 excludes the fair value of investments valued using vendor prices.
(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs.”
(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities.”

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

Discount factor and Liquidity premium—Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the instruments. When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

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

The restricted shares which the MUFG Group purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted dependent upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, the MUFG Group entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer’s litigation, subject to a minimum term referenced within the trade contracts.

Market-required return on capital—Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would result in a significant decrease (increase) in a fair value of a financial asset.

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

For non-binding prices obtained from independent third parties, internal price verification procedures are performed by the risk management departments. Such verification procedures include comparison of pricing sources and analysis of variances beyond certain thresholds.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2016 and 2017:

	2016				2017
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥48,022	¥48,022	¥—	¥—	¥2,224	¥2,224
Loans	13,900	8,779	323,176	345,855	4,941	9,020	219,963	233,924
Loans held for sale	—	—	10,361	10,361	—	—	6,480	6,480
Collateral dependent loans	13,900	8,779	312,815	335,494	4,941	9,020	213,483	227,444
Premises and equipment	—	—	11,658	11,658	—	—	3,507	3,507
Intangible assets	—	—	6,210	6,210	—	—	1,652	1,652
Goodwill	—	—	58,887	58,887	—	—	4,869	4,869
Other assets(1)	—	—	6,733	6,733	—	—	6,872	6,872
Other	—	—	6,733	6,733	—	—	6,872	6,872

Total	¥13,900	¥8,779	¥454,686	¥477,365	¥4,941	¥9,020	¥239,087	¥253,048

Note:

(1)	Excludes certain investments valued at net asset value of ¥1,541 million and ¥15,884 million at March 31, 2016 and 2017, respectively. The unfunded commitments related to these investments are ¥127 million and ¥5,359 million at March 31, 2016 and 2017, respectively. These investments are in private equity funds and limited partnerships.

The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2016 and 2017:

	2016	2017
	(in millions)
Investment securities	¥14,146	¥1,016
Loans	82,720	63,581
Loans held for sale	363	55
Collateral dependent loans	82,357	63,526
Premises and equipment	7,191	6,798
Intangible assets	117,726	5,803
Goodwill	333,719	6,638
Other assets	1,199	6,561
Investments in equity method investees	681	5,465
Other	518	1,096

Total	¥556,701	¥90,397

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

The following table presents the gains or losses recorded for the fiscal years ended March 31, 2015, 2016 and 2017 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2015			2016			2017
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥689,420	¥966,636	¥1,656,056	¥(157,814)	¥(1,058,046)	¥(1,215,860)	¥(464,947)	¥(407,439)	¥(872,386)
Other assets	(564)	—	(564)	3	—	3	—	—	—

Total	¥688,856	¥966,636	¥1,655,492	¥(157,811)	¥(1,058,046)	¥(1,215,857)	¥(464,947)	¥(407,439)	¥(872,386)

Financial liabilities:
Other short-term borrowings(1)	¥5,515	¥—	¥5,515	¥3,422	¥—	¥3,422	¥(10,380)	¥—	¥(10,380)
Long-term debt(1)	(1,549)	—	(1,549)	10,443	—	10,443	(93,464)	—	(93,464)

Total	¥3,966	¥—	¥3,966	¥13,865	¥—	¥13,865	¥(103,844)	¥—	¥(103,844)

Note:

(1)	Change in value attributable to the instrument-specific credit-risk-related to those financial liabilities are not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2016 and 2017 for long-term debt instruments for which the fair value option has been elected:

	2016			2017
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥521,217	¥499,386	¥(21,831)	¥404,510	¥377,423	¥(27,087)

Total	¥521,217	¥499,386	¥(21,831)	¥404,510	¥377,423	¥(27,087)

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

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2016 and 2017:

	Carrying amount	Estimated fair value
At March 31, 2016		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥8,656	¥8,656	¥8,656	¥—	¥—
Interest-earning deposits in other banks	41,018	41,018	—	41,018	—
Call loans and funds sold	699	699	—	699	—
Receivables under resale agreements	7,447	7,447	—	7,447	—
Receivables under securities borrowing transactions	6,042	6,042	—	6,042	—
Investment securities(1)(2)	3,965	4,045	1,164	1,231	1,650
Loans, net of allowance for credit losses(3)	121,680	123,286	14	263	123,009
Other financial assets(4)	5,169	5,169	—	5,169	—
Financial liabilities:
Deposits
Non-interest-bearing	¥25,965	¥25,965	¥—	¥25,965	¥—
Interest-bearing	155,479	155,523	—	155,523	—
Total deposits	181,444	181,488	—	181,488	—
Call money and funds purchased	1,389	1,389	—	1,389	—
Payables under repurchase agreements	22,114	22,114	—	22,114	—
Payables under securities lending transactions	4,710	4,710	—	4,710	—
Due to trust account	6,338	6,338	—	6,338	—
Other short-term borrowings	9,248	9,248	—	9,248	—
Long-term debt	21,586	21,881	—	21,881	—
Other financial liabilities	6,411	6,411	—	6,411	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Carrying amount	Estimated fair value
At March 31, 2017		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥25,683	¥25,683	¥25,683	¥—	¥—
Interest-earning deposits in other banks	38,327	38,327	—	38,327	—
Call loans and funds sold	704	704	—	704	—
Receivables under resale agreements	8,188	8,188	—	8,188	—
Receivables under securities borrowing transactions	11,003	11,003	—	11,003	—
Investment securities(1)(2)	3,688	3,808	1,206	1,144	1,458
Loans, net of allowance for credit losses(3)	117,033	118,765	5	257	118,503
Other financial assets(4)	5,827	5,827	—	5,827	—
Financial liabilities:
Deposits
Non-interest-bearing	¥29,486	¥29,486	¥—	¥29,486	¥—
Interest-bearing	160,928	160,948	—	160,948	—
Total deposits	190,414	190,434	—	190,434	—
Call money and funds purchased	1,975	1,975	—	1,975	—
Payables under repurchase agreements	16,081	16,081	—	16,081	—
Payables under securities lending transactions	5,549	5,549	—	5,549	—
Due to trust account	3,335	3,335	—	3,335	—
Other short-term borrowings	7,857	7,857	—	7,857	—
Long-term debt	27,475	27,627	—	27,627	—
Other financial liabilities	6,094	6,094	—	6,094	—

Notes:

(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)	Excludes cost-method investments of ¥432 billion and ¥429 billion at March 31, 2016 and 2017, respectively, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(4)	Excludes investments in equity method investees of ¥1,918 billion and ¥2,200 billion at March 31, 2016 and 2017, respectively.

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

Investment securities—The fair values of investment securities other than those classified as Available-for-sale or Held-to-maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have readily available quoted prices or secondary market prices. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock issued by public companies, are determined by utilizing commonly accepted valuation techniques to derive a fair value using the present

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising options or upon exercising of the options. Inputs used in the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation techniques. Specifically, the sensitivity and appropriateness of the inputs are verified by using different valuation techniques employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by non-public companies for which a quoted price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous non-public companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The carrying amounts not included in the above summary are ¥432 billion and ¥429 billion at March 31, 2016 and 2017, respectively.

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

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥1,918 billion and ¥2,200 billion at March 31, 2016 and 2017, respectively.

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

Interest-bearing deposits—For variable rate time deposits, the carrying amount is presented as the fair value because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits is estimated by discounting expected future cash flows using the discount rates that would be applied to newly accepted deposits.

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

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2016 and 2017 was not material.

33.	STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUSHD, MUMSS and MUAH.

MUFG, BTMU, MUTB, MUSHD and MUMSS

On May 16, 2016, MUFG introduced the Board Incentive Plan as a new incentive plan for officers of MUFG, BTMU, MUTB, MUSHD and MUMSS. On November 14, 2016, MUFG expanded the Board Incentive Plan to officers who hold unexercised Stock Acquisition Rights granted under the Stock Option Plan. As a result of this transaction, the Stock Option Plan remains available to officers who are on overseas assignment as of the transition date and hold unexercised Stock Acquisition Rights. This transition which consists of the exchange of unexercised Stock Acquisition Rights for common share of MUFG under the Board Incentive Plan was treated as modification of the Stock Option Plan for accounting purpose and incremental compensation cost resulting from the modification was ¥2,028 million.

Stock Option Plan

MUFG, BTMU, MUTB, MUSHD and MUMSS have the Stock Option Plan.

The Stock Acquisition Rights under the Stock Option Plan were normally issued and granted to officers once a year until the fiscal year ended March 31, 2013. They were normally issued and granted to officers except for outside directors and corporate auditors once a year from the fiscal year ended March 31, 2014.

The class of shares to be issued or transferred upon exercise of the Stock Acquisition Rights is common shares of MUFG. The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (“number of granted shares”) is 100 common shares of MUFG. In the event of a stock split or reverse stock split

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of common shares of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of the stock split or reverse stock split. If any events occur that require the adjustment to the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the Stock Acquisition Rights granted vest depending on the holders’ service periods as officers.

The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director, a corporate executive officer or an executive officer is no longer a director, a corporate executive officer and an executive officer, and (2) holder as a corporate auditor is no longer a corporate auditor, and (3) holder as a senior fellow is no longer a senior fellow. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the fiscal year ended March 31, 2017:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of fiscal year	17,476,100	¥1
Exercised	(4,421,900)	1
Forfeited or Expired	(49,900)	1
Transitioned to the Board Incentive Plan(1)	(12,111,500)	1

Outstanding, end of fiscal year	892,800	¥1	24.81	¥624

Exercisable, end of fiscal year	—	¥—	—	¥—

Note:

(1)	All shares transitioned to the Board Incentive Plan were granted and vested. See the explanation of the following item, The Board Incentive Plan, for more information.

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free interest rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common shares of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU, MUTB, MUSHD and MUMSS, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common share of MUFG at the date of grant.

	Fiscal years ended March 31,(1)
	2015	2016
Risk-free interest rate	0.11%	0.07%
Expected volatility	28.74%	28.03%
Expected term	4 years	4 years
Expected dividend yield	2.67%	2.06%

Note:

(1)	There are no issuances under the Stock Option Plan during the fiscal year ended March 31, 2017.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the fiscal years ended March 31, 2015 and 2016 was ¥53,900 and ¥80,200 per 100 shares, respectively.

The MUFG Group recognized ¥1,594 million, ¥1,647 million and ¥252 million of compensation costs related to the Stock Acquisition Rights with ¥540 million, ¥518 million and ¥77 million of the corresponding tax benefit for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

Cash received from the exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2015, 2016 and 2017 was ¥5 million, ¥4 million and ¥4 million, respectively. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2015, 2016 and 2017 was ¥728 million, ¥538 million and ¥651 million, respectively.

The Board Incentive Plan

On May 16, 2016, MUFG’s compensation committee approved the introduction of a Board Incentive Plan as a new incentive plan for officers and covers the fiscal years corresponding to the medium-term business plan of MUFG under which common shares of MUFG and cash equivalent to the liquidation value of the common shares of MUFG together with dividends attributable to the common shares of MUFG are delivered and/or provided as compensation. The Board Incentive Plan uses the trust structure called a Board Incentive Plan Trust (“the BIP Trust”), and was authorized to purchase up to ¥15,800 million common shares of MUFG in the open market. The BIP Trust initially consists of the BIP Trust I and the BIP Trust II started on May 17, 2016, and will end on August 31, 2018. These trusts period may be extended through the modification of the trust agreement and additional contributions to the trust.

On November 14, 2016, MUFG’s compensation committee also approved the introduction of the BIP Trust III, using the same structure as above for officers to implement the transition from the Stock Option Plan under which Stock Acquisition Rights had previously been granted but have not been exercised by officers to the Board Incentive Plan. The BIP Trust III was authorized to purchase up to ¥8,100 million common shares of MUFG in the open market. The BIP Trust III started on November 15, 2016 and will end on November 30, 2019. If any beneficiary under the BIP Trust III remains as active officers at the initial expiration date, the trust period will be extended for additional three years. The extension of the trust period will be made in the same manner up to 30 years.

MUFG funded and established the BIP Trust, and from time to time, make contributions to the BIP Trust whose beneficiaries are officers of MUFG, BTMU, MUTB, MUSHD and MUMSS within the limit approved by MUFG’s compensation committee. BTMU, MUTB, MUSHD and MUMSS also reimburse MUFG for its contributions to the BIP Trust. The trustee of the BIP Trusts, MUTB, acquires common shares of MUFG in the open market in accordance with the instructions from the trust administrator, who is a third party that does not have any interest in MUFG, BTMU, MUTB, MUSHD and MUMSS.

During the period of the BIP Trust, certain points are awarded to officers. The number of the points will be determined based on each rank of officers, promotions to a higher rank in the BIP Trust I and, based on single-year financial results and the degree to which the medium-term business plan has been achieved in the BIP Trust II. At December 1, 2016, certain points were awarded to officers who have exchanged their unexercised stock acquisition rights at the transition from the Stock Option Plan to the BIP Trust III.

One point corresponds to one common share of MUFG, and if the number of common share of MUFG owned by the BIP Trusts has increased or decreased due to a stock split, gratis allotment of shares, reverse stock split, etc., the number of common share of MUFG to be delivered and/or provided for one point will be adjusted accordingly.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Officers will receive common shares of MUFG in the number corresponding to a certain percentage of these points and cash equivalent to the liquidation value of the common shares of MUFG corresponding to the remaining points after they are liquidated within the BIP Trusts. As to the BIP Trust I and the BIP Trust III, common shares of MUFG and cash will be delivered and/or provided upon resignation of the officers. As to the BIP Trust II, common shares of MUFG and cash will be delivered and/or provided immediately following the last day of the fiscal years corresponding to the medium-term business plan of MUFG. Dividends arising from common share of MUFG will also be distributed to officers based on the number of the points or the beneficial interest of officers.

The following is a roll-forward of common share of MUFG under the BIP Trust I and the BIP Trust II of MUFG, BTMU, MUTB, MUSHD and MUMSS for the fiscal year ended March 31, 2017. For the BIP Trust III, all shares were vested and there is no nonvested shares for the fiscal year ended March 31, 2017:

	The BIP Trust I		The BIP Trust II
	Number of Shares	Weighted—average grant—date fair value	Number of Shares	Weighted—average grant—date fair value
Nonvested, beginning of fiscal year	—	¥—	—	¥—
Granted	7,497,800	521.60	11,287,600	521.60
Vested	(2,772,141)	521.60	(1,662,334)	521.60
Forfeited	(13,838)	521.60	(73,425)	521.60

Nonvested, end of fiscal year	4,711,821	¥521.60	9,551,841	¥521.60

The total fair value of the common shares of MUFG held by the BIP Trust I and the BIP Trust II that vested during the year ended March 31, 2017 were ¥1,940 million and ¥1,163 million, respectively.

The following is a summary of compensation costs, the corresponding tax benefit under the BIP Trust for the fiscal year ended March 31, 2017, and unrecognized compensation costs as of March 31, 2017:

	2017
	The BIP Trust I	The BIP Trust II	The BIP Trust III
	(in millions)
Compensation costs	¥ 1,238	¥ 1,039	¥ 2,112
Tax benefit	379	318	385
Unrecognized compensation costs	1,617	346	—

Unrecognized compensation costs are expected to be recognized over a weighted-average period of 1.3 years for the BIP Trust I and 0.3 years for the BIP Trust II.

MUAH

In April 2010, MUAH adopted the UnionBanCal Plan (“UNBC Plan”). Under the UNBC Plan, MUAH grants restricted stock units settled in American Depositary Receipts (“ADRs”) representing common shares of MUFG, to key employees at the discretion of the Human Capital Committee of the Board of Directors (“the Committee”). The Committee determines the number of shares, vesting requirements and other features and conditions of the restricted stock units. Under the UNBC Plan, MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the UNBC Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and generally become fully vested three years from the grant date,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions.

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

The following table is a summary of the UNBC Plan, the HQA Plan and MUAH Plan, which together are presented as the “Stock Bonus Plans”:

Grant Date	Units Granted	Fair Value of Stock	Vesting Duration	Pro-rata Vesting Date
April 15, 2014	9,135,710	$5.40	3 years	April 15
July 10, 2014	56,056	5.91	3 years	July 10
September 15, 2014	46,552	5.80	3 years	September 15
July 15, 2015	11,469,343	7.18	3 years	July 15
July 15, 2015	550,140	7.18	46 months	May 18
December 16, 2015	486,004	6.43	25 months	January 15
March 15, 2016	44,500	4.96	3 years	March 15
March 15, 2016	167,339	4.96	24 months	March 15
June 15, 2016	16,393,770	4.59	3 years	June 15
July 11, 2016	552,941	4.44	3 years	July 11
October 17, 2016	53,375	4.89	28 months	February 15
Dividend equivalent units credited in 2016	655,622	—	—	—
The following table is a roll-forward of the restricted stock units under the Stock Bonus Plans for the fiscal years ended December 31, 2015 and 2016:

	Restricted Stock Units
	2015	2016
Units outstanding, beginning of fiscal year	15,101,489	19,409,109
Activity during the year:
Granted	12,505,487	17,867,547
Vested	(7,423,603)	(9,901,422)
Forfeited	(774,264)	(812,128)
Other	—	120,286

Units outstanding, end of fiscal year	19,409,109	26,683,392

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a summary of MUAH’s compensation costs, the corresponding tax benefit for the fiscal years ended December 31, 2014, 2015 and 2016, and unrecognized compensation costs as of December 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions)
Compensation costs	¥3,599	¥6,537	¥7,292
Tax benefit	1,376	2,542	2,830
Unrecognized compensation costs	5,063	7,598	11,183

34.	PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥5,600 billion and ¥5,672 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2016 and 2017, respectively. See Notes 19 and 22 for further information.

The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.

At March 31, 2016 and 2017, approximately ¥5,222 billion and ¥4,787 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	As of March 31,
	2016	2017
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥160,468	¥158,603
Investments in subsidiaries and affiliated companies	16,107,148	15,798,922
Banking subsidiaries	12,415,806	11,961,515
Non-banking subsidiaries and affiliated companies	3,691,342	3,837,407
Loans to subsidiaries	1,586,400	3,419,961
Banking subsidiaries	1,490,400	3,278,961
Non-banking subsidiaries	96,000	141,000
Other assets	78,305	97,742

Total assets	¥17,932,321	¥19,475,228

Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,703,001	¥1,667,063
Long-term debt from non-banking subsidiaries and affiliated companies	257,243	261,586
Long-term debt	1,577,065	3,433,423
Other liabilities	124,387	127,624

Total liabilities	3,661,696	5,489,696

Total shareholders’ equity	14,270,625	13,985,532

Total liabilities and shareholders’ equity	¥17,932,321	¥19,475,228

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	Fiscal years ended March 31,
	2015	2016	2017
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥579,180	¥574,118	¥608,504
Banking subsidiaries	457,159	501,788	535,512
Non-banking subsidiaries and affiliated companies	122,021	72,330	72,992
Management fees from subsidiaries	22,059	24,388	26,095
Interest income from subsidiaries	450	8,043	48,665
Foreign exchange gains (losses)—net	(86,038)	36,715	3,614
Trading account losses—net	—	(7,907)	(41,279)
Other income	906	975	1,427

Total income	516,557	636,332	647,026

Expense:
Operating expenses	20,791	23,074	25,692
Interest expense to subsidiaries and affiliated companies	28,929	26,553	28,867
Interest expense	387	3,429	35,689
Other expense	1,019	1,788	2,554

Total expense	51,126	54,844	92,802

Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	1,036,350	216,632	(362,899)

Income before income tax benefit	1,501,781	798,120	191,325
Income tax benefit	(29,346)	(4,212)	(11,355)

Net income	¥1,531,127	¥802,332	¥202,680

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2015	2016	2017
	(in millions)
Operating activities:
Net income	¥1,531,127	¥802,332	¥202,680
Adjustments and other	(980,631)	(158,564)	371,901

Net cash provided by operating activities	550,496	643,768	574,581

Investing activities:
Proceeds from sales of other investment securities	130,000	—	—
Proceeds from sales of investment in subsidiaries and affiliated companies	390,000	—	1,574
Purchase of equity investment in an affiliated company	—	—	(91,877)
Net increase in loans to subsidiaries	(190,000)	(1,433,700)	(1,802,664)
Net decrease (increase) in interest-earning deposits with banks	111,295	(4)	(5,335)
Other—net	(60,140)	(3,135)	(2,659)

Net cash provided by (used in) investing activities	381,155	(1,436,839)	(1,900,961)

Financing activities:
Net decrease in short-term borrowings from subsidiaries	(179,380)	(84,959)	(32,412)
Proceeds from issuance of long-term debt	190,000	1,432,755	1,808,672
Repayment of long-term debt	(20)	(22)	(20)
Repayment of long-term debt to subsidiaries and affiliated companies	(130,000)	—	(1,136)
Proceeds from sales of treasury stock	2	2	1
Payments for acquisition of preferred stock	(390,000)	—	—
Payments for acquisition of treasury stock	(100,045)	(200,053)	(200,028)
Dividends paid	(263,978)	(251,497)	(246,564)
Other—net	(5,598)	(14,366)	(9,333)

Net cash provided by (used in) financing activities	(879,019)	881,860	1,319,180

Net increase (decrease) in cash and cash equivalents	52,632	88,789	(7,200)
Cash and cash equivalents at beginning of fiscal year	19,019	71,651	160,440

Cash and cash equivalents at end of fiscal year	¥71,651	¥160,440	¥153,240

35.	SEC REGISTERED FUNDING VEHICLES ISSUING NON-DILUTIVE PREFERRED SECURITIES

In February 2006, MUFG established MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, wholly-owned funding vehicles incorporated in the Cayman Islands, for the issuance of preferred securities to enhance the flexibility of its capital management.

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

The Preferred Securities entitle holders to receive a non-cumulative preferential cash dividend starting on July 25, 2006 and on January 25 and July 25 of each year thereafter. These funding vehicles will not be obligated to pay dividends on the Preferred Securities upon the occurrence of certain events relating to the financial condition of MUFG. From July 25, 2016, dividends on the Preferred Securities have been re-calculated at a floating rate per annum.

The dollar-denominated and euro-denominated preferred securities are subject to redemption on any dividend payment date on or after July 25, 2016. All the Preferred Securities are subject to redemption in whole (but not in part) at any time upon the occurrence of specified events, in each case at the option of each of the funding vehicles and subject to necessary government approvals.

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were included as part of MUFG’s Tier 1 capital at March 31, 2016 under its capital adequacy requirements.

These funding vehicles are not consolidated as the MUFG Group’s subsidiaries. See Note 26 for discussion. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the accompanying consolidated balance sheet at March 31, 2016.

On July 25, 2011, MUFG redeemed a total of ¥120,000,000,000 of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 3 Limited.

On July 25, 2016, MUFG redeemed a total of $2,300,000,000 and €750,000,000 of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 1 Limited and MUFG Capital Finance 2 Limited, respectively.

36.	SUBSEQUENT EVENTS

Repurchase and Cancellation of own shares

From May 16, 2017 to June 21, 2017 MUFG repurchased 141,158,900 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2017. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 200,000,000 shares, which represents the equivalent of 1.49% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On July 20, 2017, MUFG will cancel all the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2017.

Approval of Dividends

On June 29, 2017, the shareholders approved the payment of cash dividends of ¥9 per share of Common stock, totaling ¥121,160 million, that were payable on June 30, 2017, to the shareholders of record on March 31, 2017.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mitsubishi UFJ NICOS Becomes a Wholly-Owned Subsidiary

On May 15, 2017, MUFG and Mitsubishi UFJ NICOS entered into a share exchange agreement to make Mitsubishi UFJ NICOS a wholly-owned subsidiary of MUFG. The purpose of making a wholly-owned subsidiary is to effect a shift in posture enabling a more flexible response to changes in the business environment and the swift pursuit of group synergies. MUFG will pay ¥50,000 million to the only holder of Mitsubishi UFJ NICOS common stock other than MUFG in exchange for its entire holdings of Mitsubishi UFJ NICOS common stock. The share exchange is expected to become effective on October 1, 2017.

Additional Entrustment for the Acquisition of Shares Based on the Stock Compensation Plan

MUFG resolved to entrust additional money to the BIP Trust relating to the BIP Trust III for the acquisition of 1,251,200 common shares of MUFG at the compensation committee’s meeting held at May 15, 2017. The authorized amounts to purchase common shares of MUFG in the open market for the BIP Trust III was revised up to ¥9,600 million from ¥8,100 million. The purpose of the acquisition is to increase the total number of common shares of MUFG to be provided to officers since the number of these common shares of MUFG is now expected to fall short of necessary number of common shares of MUFG due to factors including the fluctuation in the price of common shares of MUFG subsequent to the introduction of the BIP Trust III. See Note 33 for further information on the BIP Trust III.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUYUKI HIRANO
Name:	Nobuyuki Hirano
Title:	President & Group Chief Executive Officer

Date: July 14, 2017

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2016 (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013 (English Translation)***

1(e)	Audit Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated April 28, 2017 (English translation)

1(f)	Compensation Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)*

1(g)	Nominating and Governance Committee Regulations of Mitsubishi UFJ Financial Group, Inc., dated June 25, 2015 (English translation)*

2(a)	Form of American Depositary Receipt****

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder****

7	Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges for the fiscal years ended March 31, 2013, 2014, 2015, 2016 and 2017*****

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15	Consent of independent registered public accounting firm

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2017******

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2017*******

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

Exhibit	Description

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 15, 2016.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 27, 2015.
***	Incorporated by reference to our registration statement on Form S-8 (File No. 333-204845) filed on June 10, 2015.
****	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.
*****	Deemed to be incorporated as Exhibit 12.1 to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
******	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*******	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.