Form 20-F
period 2018-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2018-07-12
CIK 67088

As filed with the Securities and Exchange Commission on July 12, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

As of March 31, 2018, 13,900,028,020 shares of common stock (including 737,772,882 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. In addition, our “commercial banking subsidiaries” refers to MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd.), or “BK,” and, as the context requires, its consolidated subsidiaries engaged in the commercial banking business. Our “trust banking subsidiaries” refers to Mitsubishi UFJ Trust and Banking Corporation, or “TB,” and, as the context requires, its consolidated subsidiaries engaged in the trust banking business. Our “banking subsidiaries” refers to MUFG Bank and Mitsubishi UFJ Trust and Banking and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. Our “securities subsidiaries” refers to Mitsubishi UFJ Securities Holdings Co., Ltd., or “SCHD,” and as the context requires, its consolidated subsidiaries engaged in the securities business.

References to “MUAH” and “BK(US)” are to MUFG Americas Holdings Corporation and MUFG Union Bank, N.A., as single entities, respectively, as well as to MUFG Americas Holdings and MUFG Union Bank and their respective consolidated subsidiaries, as the context requires.

References to “Krungsri” are to Bank of Ayudhya Public Company Limited, as a single entity, as well as to Krungsri and its respective consolidated subsidiaries, as the context requires.

References to the “FSA” are to the Financial Services Agency, an agency of the Cabinet Office of Japan.

References in this Annual Report to “yen” or “¥” are to Japanese yen, references to “U.S. dollars,” “U.S. dollar,” “dollars,” “U.S.$” or “$” are to United States dollars, references to “euro” or “€” are to the currency of the member states of the European Monetary Union, references to “THB” are to Thai baht, references to “AU$” are to Australian dollars, references to “HK$” are to Hong Kong dollars, and references to “IDR” are to Indonesian Rupiah.

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

We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

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

	Fiscal years ended March 31,
	2014	2015	2016	2017	2018
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥2,522,283	¥2,894,645	¥3,005,738	¥2,990,767	¥3,259,016
Interest expense	560,972	663,184	744,364	769,639	1,028,755

Net interest income	1,961,311	2,231,461	2,261,374	2,221,128	2,230,261
Provision for (reversal of) credit losses	(106,371)	86,998	231,862	253,688	(240,847)

Net interest income after provision for (reversal of) credit losses	2,067,682	2,144,463	2,029,512	1,967,440	2,471,108
Non-interest income	1,821,081	2,845,078	2,407,690	1,196,706	1,935,091
Non-interest expense	2,468,320	2,726,885	3,274,532	2,891,603	2,744,380

Income before income tax expense	1,420,443	2,262,656	1,162,670	272,543	1,661,819
Income tax expense	337,917	666,020	369,432	94,453	407,823

Net income before attribution of noncontrolling interests	1,082,526	1,596,636	793,238	178,090	1,253,996
Net income (loss) attributable to noncontrolling interests	67,133	65,509	(9,094)	(24,590)	25,836

Net income attributable to Mitsubishi UFJ Financial Group	¥1,015,393	¥1,531,127	¥802,332	¥202,680	¥1,228,160

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥994,152	¥1,522,157	¥802,332	¥202,680	¥1,228,160

Amounts per share:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥70.21	¥107.81	¥57.78	¥14.93	¥92.40
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	69.98	107.50	57.51	14.68	92.10
Number of shares used to calculate basic earnings per common share (in thousands)	14,158,698	14,118,469	13,885,842	13,574,314	13,291,842
Number of shares used to calculate diluted earnings per common share (in thousands)(1)	14,180,080	14,137,645	13,903,316	13,584,885	13,293,492
Cash dividends per share paid during the fiscal year:
—Common stock	¥14.00	¥18.00	¥18.00	¥18.00	¥18.00
	$0.14	$0.16	$0.15	$0.17	$0.16
—Preferred stock (Class 5)(2)	¥115.00	¥57.50	—	—	—
	$1.14	$0.57	—	—	—
—Preferred stock (Class 11)(3)	¥5.30	¥2.65	—	—	—
	$0.05	$0.03	—	—	—

	As of March 31,
	2014	2015	2016	2017	2018
	(in millions)
Balance sheet data:
Total assets	¥253,651,989	¥280,875,706	¥292,557,355	¥297,185,019	¥300,570,312
Loans, net of allowance for credit losses	109,181,991	117,209,723	121,679,828	117,032,784	116,271,771
Total liabilities	240,900,545	265,594,365	277,709,088	282,420,311	284,924,497
Deposits	162,517,786	171,991,267	181,438,087	190,401,623	195,674,593
Long-term debt(4)	14,129,370	18,782,257	20,524,615	26,131,527	27,069,556
Total equity	12,751,444	15,281,341	14,848,267	14,764,708	15,645,815
Capital stock	2,089,245	2,090,270	2,090,270	2,090,270	2,090,270

	Fiscal years ended March 31,
	2014	2015	2016	2017	2018
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥212,176,348	¥237,247,664	¥252,715,743	¥239,192,449	¥239,048,981
Interest-bearing liabilities	189,404,896	210,091,493	221,135,208	223,522,296	233,857,052
Total assets	247,721,331	277,547,638	299,270,873	307,938,699	320,589,932
Total equity	10,683,098	13,002,955	15,285,766	15,010,829	15,423,078
Return on equity and assets:
Earnings applicable to common shareholders as a percentage of average total assets	0.40%	0.55%	0.27%	0.07%	0.38%
Earnings applicable to common shareholders as a percentage of average total equity	9.31%	11.71%	5.25%	1.35%	7.96%
Dividends per common share as a percentage of basic earnings per common share	19.94%	16.70%	31.15%	120.56%	19.48%
Average total equity as a percentage of average total assets	4.31%	4.68%	5.11%	4.87%	4.81%
Net interest income as a percentage of average total interest-earning assets	0.92%	0.94%	0.89%	0.93%	0.93%
Credit quality data:
Allowance for credit losses	¥1,094,420	¥1,055,479	¥1,111,130	¥1,182,188	¥764,124
Allowance for credit losses as a percentage of loans	0.99%	0.89%	0.90%	1.00%	0.65%
Impaired loans	¥1,861,027	¥1,686,806	¥1,725,150	¥1,715,850	¥1,331,123
Impaired loans as a percentage of loans	1.69%	1.43%	1.40%	1.45%	1.14%
Allowance for credit losses related to impaired loans as a percentage of impaired loans	40.32%	36.00%	42.60%	51.42%	37.14%
Net loan charge-offs	¥153,748	¥150,666	¥156,959	¥169,809	¥180,999
Net loan charge-offs as a percentage of average loans	0.15%	0.13%	0.13%	0.14%	0.15%
Average interest rate spread	0.89%	0.90%	0.85%	0.91%	0.92%
Risk-adjusted capital ratio calculated under Japanese GAAP(5)	15.43%	15.62%	16.01%	15.85%	16.56%

Notes:
(1)	Includes the common shares that were potentially issuable upon conversion of the Class 11 Preferred Stock and stock acquisition rights.
(2)	Preferred dividends were ¥57.5 per share and paid semi-annually. In April 2014, we acquired and cancelled all of the issued shares of First Series of Class 5 Preferred Stock. As a result, there is currently no issued Class 5 Preferred Stock. See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Preferred dividends were ¥2.65 per share and paid semi-annually. In August 2014, we acquired all of the issued shares of Class 11 Preferred Stock in exchange for 1,245 shares of our common stock held in treasury, and cancelled the acquired shares. As a result, there is currently no issued Class 11 Preferred Stock. See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	Reflects the changes in presentation adopted in the fiscal year ended March 31, 2018, where long-term payables under repurchase agreements are no longer included in long-term debt but are aggregated with short-term payables under repurchase agreements in payables under repurchase agreements, and applied to the fiscal years ended March 31, 2014, 2015, 2016 and 2017. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Exchange Rate Information

The tables below set forth, for each period indicated, certain information concerning the rate of exchange of Japanese yen per U.S. $1.00 based on exchange rate information found on Bloomberg. On June 29, 2018, the closing exchange rate was ¥110.76 to U.S.$1.00 and the inverse rate was U.S.$0.90 to ¥100.00.

	Year 2018
	February	March	April	May	June
High	110.17	106.85	109.43	111.05	110.76
Low	106.13	104.74	105.89	108.77	109.54

	Fiscal years ended March 31,
	2014	2015	2016	2017	2018
Average (of month-end rates)	¥100.38	¥110.82	¥120.10	¥108.33	¥110.70

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2018, 65.2% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 58.8% of our total investment securities portfolio and 8.5% of our total assets, respectively. Interest and non-interest income in Japan represented 41.0% of our total interest and non-interest income for the fiscal year ended March 31, 2018. Furthermore, as of March 31, 2018, our loans in Japan accounted for 56.1% of our total loans outstanding.

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

Global economic conditions remain volatile, and it is uncertain how the global economy will evolve over time. Factors that could negatively impact the global market, both developed and emerging, include concerns over the possible negative impact on global economic activity resulting from changes in the trade policies of various countries, the potentially serious ramifications of the process of the United Kingdom’s withdrawal from the European Union, the potential negative effect from the monetary policy changes expected in the United States, slowing economic growth in China in the midst of a shift in the government’s economic policy, weakening economic conditions in commodity-exporting countries that have been affected by a decline in oil and other commodity prices, and the political turmoil in various regions around world. As of March 31, 2018, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 14.9% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 9.0% of our total assets, and assets related to Europe accounted for approximately 7.4% of our total assets. If the global economy deteriorates or the global economic recovery significantly slows down again, the availability of credit may become limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, and index and basket credit default swaps. The notional amounts of these protections sold as of March 31, 2018 were ¥2.20 trillion and ¥0.72 trillion, respectively. In addition, if credit market conditions worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, declines in the fair value of our investment securities, particularly equity investment securities, resulted in our recording impairment losses of ¥37.2 billion, ¥33.8 billion and ¥8.2 billion for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. As of March 31, 2018, approximately 25.2% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 0.5% of our total assets were financial instruments for which we measure fair value on a non-recurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statements of income. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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

As a percentage of total loans, impaired loans, which primarily include nonaccrual loans and troubled debt restructurings, or TDRs, ranged from 1.14% to 1.69% as of the five most recent fiscal year-ends. As of March 31, 2018, impaired loans were ¥1.33 trillion, representing 1.14% of our total outstanding loans. If the economic conditions in Japan or other parts of the world, or in particular industries, including the energy and real estate industries, to which we have significant credit risk exposure, worsen, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base.

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

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or similar issues. The credit default swap contracts could also result in significant losses. As of March 31, 2018, the total notional amount of the protection we sold through single name credit default swaps and index and basket credit default swaps was ¥2.93 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold. Although we recorded ¥240.8 billion of reversal of credit losses for the fiscal year ended March 31, 2018, negative changes in economic conditions, government policies or our borrowers’ repayment abilities may require us to provide for allowance in future periods. While we closely observe conditions of our individual borrowers and industry trends, our borrowers may incur financial and non-financial losses that exceed our estimations depending on, for example, domestic and international economic conditions or commodity price fluctuations. In such case, we may need to provide for additional allowance for credit losses. Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses.

Our efforts to diversify our portfolio to avoid any concentration of credit risk exposures to particular industries or counterparties may prove insufficient. For example, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries. The credit quality of borrowers in this sector do not necessarily correspond to general economic conditions in Japan or other parts of the world, and adverse fluctuations in oil and other commodity prices or adverse developments in the real estate market may disproportionately increase our credit costs.

When we believe there is an improvement in asset quality, we may reverse the allowance for credit losses to a level management deems appropriate and record the amount of reversal in our consolidated statements of income. For example, for the fiscal year ended March 31, 2018, we recorded ¥297.4 billion, ¥22.3 billion and ¥9.3 billion of reversal of credit losses for the Commercial, Residential and MUFG Americas Holdings segments, respectively, of our loan portfolio. However, we have historically recorded provision for credit losses rather than recording reversal of credit losses in most periods, and in future periods we may need to recognize a provision for credit losses.

For more information on our loan portfolio, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

Fluctuations in interest rates could adversely affect the value or the yield of our bond portfolio.

The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2018 was 9.6% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 8.5% of our total assets as of March 31, 2018. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has maintained a “quantitative and qualitative monetary easing with negative interest rates” policy and applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, while purchasing Japanese government bonds to increases its aggregate holding of such bonds by approximately ¥80 trillion each year. In September 2016, the Bank of Japan introduced a “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. If the policy is maintained in Japan for an extended period, or if the Bank of Japan’s negative interest rate or target long-term interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline. On the other hand, the value of our investment portfolio may decrease if interest rates increase rapidly or significantly because of heightened market expectations for tapering or cessation of the current policy in Japan. Separate from the Bank of Japan’s monetary policies, interest rates could also significantly increase in the event that Japanese government bonds decline in value due to such factors as a decline in confidence in the Japanese government’s fiscal administration or further issuances of Japanese government bonds in connection with emergency economic measures or in the event that interest rates on U.S. Treasury securities rise due to such factors as increases in the U.S. policy interest rate, additional issuances of U.S. government bonds, or acceleration of reduction in the balance sheet of the Federal Reserve Board, or FRB. Although we are managing our interest rate risk in light of the expected increases in policy rates in the United States, our investment portfolio could be affected by the shifts in U.S. monetary policy by the FRB. If relevant interest rates increase for these or other reasons, particularly if such increase is unexpected or sudden, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2018, the average balance of our foreign interest-earning assets was ¥ 94,447.0 billion and the average balance of our foreign interest-bearing liabilities was ¥ 60,691.1 billion, representing 39.5% of our average total interest-earning assets and 26.0% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2018 was ¥110.85 per U.S.$1.00, compared to ¥108.38 per U.S.$1.00 for the previous fiscal year. The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥99.3 billion, net interest income by ¥56.2 billion and income before income tax expense by ¥29.2 billion, respectively, for the fiscal year ended March 31, 2018. However, since the exchange rate between the Japanese yen and the U.S. dollar was ¥106.24 as of March 31, 2018, compared to ¥112.19 to the U.S. dollar as of March 31, 2017, we recorded ¥267.5 billion of net foreign exchange losses related to the fair value option for the fiscal year ended March 31, 2018. The Japanese yen was ¥110.76 to the U.S. dollar on June 29, 2018. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 15.0% of our total investment securities portfolio, and 2.2% of our total assets, as of March 31, 2018. The Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, fluctuated throughout the fiscal year ended March 31, 2018, declining to an intra-day low of ¥18,335.63 on April 14, 2017, rising to an intra-day high of ¥24,124.15 on January 23, 2018, and declining again to ¥21,454.30 at the end of trading on March 30, 2018. As of June 29, 2018, the closing price of the Nikkei Stock Average was ¥22,304.51. The Nikkei Stock Average has increased in recent periods, and may fluctuate significantly and negatively in future periods, as the global economy remains volatile and investors continue to observe the changes in economic and monetary policies mainly in Japan, the United States, the Eurozone and Asian countries. In addition, weakening or stagnant economic conditions in these and other regions may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices, and the recent trend in Japan towards strengthening corporate governance may subject public companies to stricter scrutiny. See “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investment Portfolio.”

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

In November 2014, MUFG Bank entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to DFS in connection with MUFG Bank’s 2007 and 2008 voluntary investigation of MUFG Bank’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. MUFG Bank had hired PwC to conduct a historical transaction review report in connection with that investigation, and voluntarily submitted the report to DFS’s predecessor entity in 2008. Under the terms of the agreement with DFS, MUFG Bank made a payment of $315 million to DFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. Bank Secrecy Act/Anti-Money Laundering, or BSA/AML, and Office of Foreign Assets Control, or OFAC, sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which an independent consultant is responsible for assessing MUFG Bank’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. In June 2013, MUFG Bank reached an agreement with DFS regarding inappropriate operational processing of U.S. dollar clearing transactions with countries subject to OFAC sanctions during the period of 2002 to 2007. Under the terms of the June 2013 agreement, MUFG Bank made a payment of $250 million to DFS and retained an independent consultant to conduct a compliance review of the relevant controls and related matters in MUFG Bank’s current operations. In December 2012, MUFG Bank agreed to make a payment of approximately $8.6 million to OFAC to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007.

On November 9, 2017, MUFG Bank entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency, or OCC, under which MUFG Bank agreed to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that MUFG Bank had reached with DFS in June 2013 and November 2014. This Consent Order, which the OCC executed, enables the OCC to supervise MUFG Bank’s plans to enhance its internal controls and compliance program relating to OFAC sanctions requirements. The Stipulation and Consent with the OCC followed MUFG’s conversion of the U.S. Branches and Agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking, including MUFG Bank’s New York Branch, from state-licensed branches and agencies under the supervision of state regulatory agencies, including DFS, to federally licensed branches and agencies under the supervision of the OCC. MUFG Bank is undertaking necessary actions relating to these matters. In addition, MUFG Bank is currently engaged in litigation with DFS with regard to the conversion of its New York Branch license as well as purported violations of law alleged to have occurred prior to the federal license conversion.

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

Furthermore, regulatory reforms recently implemented, proposed and currently being debated in the United States may also significantly affect our business operations. For example, in July 2016, we established MUFG Americas Holdings as a U.S. intermediate holding company, or IHC, and reorganized our U.S. bank and non-bank subsidiaries under MUFG Americas Holdings pursuant to rules adopted by the Federal Reserve Board, or FRB, in February 2014. Under the FRB rules, MUFG Americas Holdings is also subject to U.S. capital requirements, capital stress testing, liquidity buffer requirements, and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. We are continuing to devote resources and management attention on establishing an appropriate governance structure with effective internal control systems for MUFG Americas Holdings designed to ensure compliance with the rules on an on-going basis. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

The Trump Administration has appointed new leadership in key positions at federal bank regulatory agencies such as the FRB, the OCC, the Federal Deposit Insurance Corporation and the Consumer Financial Protection Bureau. It is uncertain whether and to what extent these leadership changes will result in new regulatory initiatives and policies, or modifications of existing regulations and policies, which may impact our business in the United States.

Any adverse changes in the business of MUFG Americas Holdings Corporation, a wholly owned subsidiary in the United States, could significantly affect our results of operations.

MUFG Americas Holdings, which is a wholly owned subsidiary in the United States formerly called UnionBanCal Corporation, or UNBC, and which is our IHC in the United States, has historically contributed to a significant portion of net income attributable to the Mitsubishi UFJ Financial Group. MUFG Americas Holdings reported net income of $644 million, $990 million and $1,077 million for the fiscal years ended December 31, 2015, 2016 and 2017 respectively. Any adverse developments which could arise at MUFG Americas Holdings may have a significant negative impact on our results of operations and financial condition. For more information, see “Item 4.B. Information on the Company—Business Overview—Global Commercial Banking Business Group—MUFG Union Bank, N.A.”

Factors that have negatively affected, and could continue to negatively affect, MUFG Americas Holdings’ results of operations include difficult economic conditions, such as a downturn in the real estate and housing industries in California and other states within the United States, the fiscal challenges being experienced by the U.S. federal and California state governments, substantial competition in the banking markets in the United States and uncertainty over the U.S. economy, as well as negative trends in debt ratings and interest rate uncertainties. In recent periods, declining oil and gas prices have adversely affected the credit conditions of borrowers in the energy sector and related industries, resulting in an increase in credit costs. In addition, since the financial crisis in 2008 and 2009, the U.S. banking industry has operated in an extremely low interest rate environment as a result of the highly accommodative monetary policy of the FRB, which has placed downward pressure on the net interest margins of U.S. banks, including MUFG Americas Holdings. Although the FRB began raising its policy interest rate in December 2015, interest rates have remained at low levels in the United States. Sudden fluctuations in interest rates may negatively affect MUFG Americas Holdings’ results of operations.

Significant costs may arise from enterprise-wide compliance and risk management requirements under, or failure to comply with, applicable laws and regulations, such as the U.S. Bank Secrecy Act and related amendments under the USA PATRIOT Act, and any adverse impact of the implementation of the Dodd-Frank Act. In addition, the FRB and other U.S. bank regulators have adopted rules to implement the Basel III global regulatory framework for U.S. banks and bank holding companies which require higher quality of capital, as well as significantly revise the calculations for risk-weighted assets. The FRB has also adopted rules to implement various enhanced prudential standards required by the Dodd-Frank Act for larger U.S. bank holding companies, such as MUFG Americas Holdings. These standards require the larger bank holding companies to meet enhanced capital, liquidity and leverage standards. Further, the FRB has adopted regulations applicable to foreign banking organizations operating in the United States, which require MUFG’s and MUFG Bank’s U.S. operations to be restructured and, subject to certain exceptions, conducted under a single U.S. IHC, with its own capital and liquidity requirements. Actions management may take in response to these regulatory changes may involve the issuance of additional capital or other measures. For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

MUFG Union Bank, which is the principal subsidiary of MUFG Americas Holdings, and reportedly other financial institutions have been the targets of various denial-of-service or other cyber-attacks as part of what appears to be a coordinated effort to disrupt the operations of financial institutions and potentially test their cybersecurity in advance of future and more advanced cyber-attacks. These denial-of-service attacks may require substantial resources to defend against and affect customer satisfaction and behavior. Moreover, MUFG Union Bank’s information security measures may not be sufficient to defend against cyber-attacks and other information security breaches, in which case the consequences could be significant in terms of financial, reputational and other losses. In addition, there have been increasing efforts to breach data security at financial institutions as well as other types of companies, such as large retailers, or with respect to financial transactions, including through the use of social engineering schemes such as “phishing.” Even if cyber-attacks and similar tactics are not directed specifically at MUFG Union Bank, such attacks on other large institutions could disrupt the overall functioning of the U.S. or global financial system and undermine consumer confidence in banks generally to the detriment of other financial institutions, including MUFG Union Bank.

Any adverse changes in the business of Bank of Ayudhya, an indirect subsidiary in Thailand, could significantly affect our results of operations.

Any adverse changes in the business or management of Bank of Ayudhya Public Company Limited, or Krungsri, a strategic subsidiary in Thailand in which we hold a 76.88% ownership interest as of March 31, 2018, may negatively affect our financial condition and results of operations. Factors that may negatively affect Krungsri’s financial condition and results of operations include:

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

As of March 31, 2018, the balance of goodwill associated with the acquisition of Krungsri, including Krungsri’s acquisition of Hattha Kaksekar Limited, a microfinance institution in Cambodia, in September 2016, was ¥59.8billion. If the business of Krungsri deteriorates, we may be required to record impairment losses, which could have a material adverse effect on our results of operations and financial condition. See “—Risks Related to Our Business—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results.”

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

As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. For example, in an effort to further develop our operations in Asia, MUFG Bank purchased 72.01% of the outstanding shares of Krungsri in December 2013 and acquired additional shares in January 2015, increasing MUFG Bank’s ownership interest to 76.88%.MUFG Bank has also held an approximately 20% equity interest in Vietnam Joint Stock Commercial Bank of Industry and Trade since December 2012 and a 20.0% equity interest in Security Bank Corporation in the Philippines since April 2016. In addition, MUFG Bank acquired 19.9% of the outstanding shares of PT Bank Danamon Indonesia, Tbk as part of our plan to acquire an aggregate equity interest in Bank Danamon exceeding 73.8%, subject to regulatory approval and other conditions. As we seek to enter new markets or jurisdictions, we often seek to collaborate with a local business partner by becoming a shareholder as well as providing management expertise for the local market. In such circumstances, the local business partner may have business interests that are inconsistent with our interests and, as a result, we may be unable to achieve the goals initially set out in our strategy for that market. In addition, we may be unable to staff our newly expanded operations with qualified individuals familiar with local legal and regulatory requirements and business practices, exposing us to legal, regulatory, operational and other risks.

Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required locally and globally for all of our subsidiaries, offices and branches. The increasing market, credit, compliance and regulatory risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, could result in us incurring substantial losses. In addition, our efforts to offer new products and services or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected, if our new products and services are not well accepted among customers, if the profitability of opportunities is undermined by competitive pressures or regulatory limitations, or if our planned acquisitions, investments or capital alliances are not approved by regulators. For more information on our recent acquisition and investment transactions, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Unanticipated economic changes in, and measures taken in response to such changes by, emerging market countries could result in additional losses.

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East. For example, based primarily on the domicile of the obligors, our assets in Europe, Asia and Oceania excluding Japan, and other areas excluding Japan and the United States, were ¥22,342.6 billion, ¥27,163.1 billion and ¥10,111.4 billion, representing 7.4%, 9.0% and 3.4% of our total assets as of March 31, 2018, respectively. The economies of emerging market countries can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in U.S. dollars, euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, should there be excessively rapid economic growth and increasing inflationary pressure in some of the emerging market countries, such developments could adversely affect the wider regional and global economies. Some emerging market countries may also change their monetary or other economic policies in response to economic and political instabilities or pressures, which are difficult to predict. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 24.4% of the voting rights in Morgan Stanley as of March 31, 2018 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors.

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

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 5% of our total loans as of each year-end in the three fiscal years ended March 31, 2018, with the percentage being 15.1% as of March 31, 2018. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including our shareholdings in Japanese regional banks and our 24.4% voting interest in Morgan Stanley as of March 31, 2018. If some of the financial institutions to which we have exposure experience financial difficulties, we may need to provide financial support to them even when such support might not be warranted from the perspective of our narrow economic interests because such institutions may be systemically important to the Japanese or global financial system.

We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. The notional amount of the protection we sold through these instruments was ¥3.00 trillion as of March 31, 2018.

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

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥ 589.8 billion as of March 31, 2018, compared to ¥593.2 billion as of March 31, 2017.

Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of regulatory reforms that were introduced in Japan between 2006 and 2010, which have negatively affected the domestic consumer lending industry. In December 2006, the Japanese Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates, which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Money Lending Business Act, which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interest was permitted under certain conditions set forth in the Money Lending Business Act. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Act, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. The regulations that became effective on June 18, 2010 also have had a further negative impact on the business of consumer finance companies as one of the new regulations requires, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability, significantly affecting consumer financing companies.

The regulations and regulatory reforms affecting the consumer finance business were one of the main factors that contributed to the decrease in interest income attributable to our consumer finance business. Our interest income attributable to the consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. However, following the regulatory changes in June 2010, our interest income attributable to the consumer finance business substantially decreased. For the fiscal year ended March 31, 2018, our interest income attributable to the consumer finance business was approximately ¥90 billion.

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

Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate of allowance for repayment of excess interest by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2016, 2017 and 2018, we had ¥47.2 billion, ¥39.4 billion and ¥23.7 billion of allowance for repayment of excess interest, respectively. In recent periods, one of our equity method investees engaged in consumer lending, ACOM CO., LTD., had a negative impact on net equity in losses of equity method investees in our consolidated statements of income. Although there was no such impact for the fiscal year ended March 31, 2018, ACOM had a negative impact of ¥22.4 billion and ¥56.9 billion for the fiscal years ended March 31, 2016 and 2017. We intend to carefully monitor future developments and trends.

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

In recent years, the Japanese financial system has been undergoing significant changes and regulatory barriers to competition have been reduced. Development of new technologies such as artificial intelligence, or AI, and blockchain has also allowed non-financial institutions to enter the financial services industry with alternative services, and such new entrants could become substantial competition to us. In addition, mergers and restructuring in the financial sector in Japan may adversely affect our competitive position. Partly to deal with these developments, as part of our strategy to realign the functions of our subsidiaries, we transferred Mitsubishi UFJ Trust and Banking’s corporate and other loan-related business to MUFG Bank in April 2018. Our competitive position in the corporate loan-related market may weaken if Mitsubishi UFJ Trust and Banking’s corporate customers move their accounts to a competitor or otherwise reduce their loan balances with Mitsubishi UFJ Trust and Banking or MUFG Bank to keep their funding sources diversified as a result of the transaction between Mitsubishi UFJ Trust and Banking and MUFG Bank in April 2018. Our competitive position in the corporate loan-related market may also weaken if we are unable to realize the expected benefits of the transaction.

In the overseas markets, development of new technologies such as AI and blockchain has also allowed non-financial institutions to enter the financial services industry, and such new entrants could become substantial competition to us. Competition may further increase as U.S. and European financial institutions have recently been regaining and enhancing their competitive strength. We also face intensifying competition in areas of our strategic expansion. For example, the Japanese mega banks, including us, and other major international banks have been expanding their operations in the Asian market, where leading local banks have recently been growing and increasing their presence. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. As a result of the strategic alliance and the joint venture companies that we formed with Morgan Stanley, we may be perceived as a competitor by some of the financial institutions with which we had a more cooperative relationship in the past. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition.”

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

We, through our subsidiaries, engage in business activities with entities in or affiliated with Iran, including transactions with counterparties owned or controlled by the Iranian government, and our commercial banking subsidiary has a representative office in Iran. The U.S. Department of State has designated Iran and other countries as “state sponsors of terrorism,” and U.S. law generally prohibits U.S. persons from doing business with such countries. We currently have business activities conducted with entities in or affiliated with such countries in accordance with our policies and procedures designed to ensure compliance with regulations applicable in the jurisdictions in which we operate.

We have loan transactions with counterparties in or affiliated with Iran, the outstanding balance of which was less than ¥50 million representing less than 0.0001% of our total assets, as of March 31, 2018. We do not have any loans outstanding to the financial institutions specifically listed by the U.S. government. In addition to such loan transactions, our other transactions with counterparties in or affiliated with countries designated as state sponsors of terrorism consist of receiving deposits or holding assets on behalf of individuals residing in Japan who are citizens of countries designated as state sponsors of terrorism, processing payments to or from entities in or affiliated with these countries on behalf of our customers, and issuing letters of credit and guarantees in connection with transactions with entities in or affiliated with such countries by our customers. These transactions do not have a material impact on our business or financial condition. For a further discussion of transactions required to be disclosed under the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934.”

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

Global financial institutions, including us, have become subject to an increasingly complex set of sanctions laws and regulations in recent years, and this regulatory environment is expected to continue. Moreover, the measures proposed or adopted vary across the major jurisdictions, increasing the cost and resources necessary to design and implement an appropriate global compliance program. The U.S. federal government and some state governments in the United States have enacted legislation designed to limit economic and financial transactions with Iran by limiting the ability of financial institutions that may have engaged in any one of a broad range of activities related to Iran to conduct various transactions in the relevant jurisdictions. In addition, in May 2018, the United States withdrew from participation in the Joint Comprehensive Plan of Action. As a result of this withdrawal, the United States is again threatening to impose potentially severe secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. The Japanese government has also implemented a series of measures under the Foreign Exchange and Foreign Trade Act, such as freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems, and our most recently modified policies and procedures take into account the current Japanese regulatory requirements. We continue to work to improve our policies and procedures to comply with such legislative and regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive the modified policies and procedures not to be in compliance with applicable legislation and regulations.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines adopted by the FSA based in part on the Basel III framework. As of March 31, 2018, our total risk-adjusted capital ratio was 16.56% compared to the minimum risk-adjusted capital ratio required of 11.01%, our Tier 1 capital ratio was 14.32% compared to the minimum Tier 1 capital ratio required of 9.01%, and our Common Equity Tier 1 capital ratio was 12.58% compared to the minimum Common Equity Tier 1 capital ratio required of 7.51%, each including a capital conservation buffer of 1.875%, a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.01%. Our capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. In addition, we and some of our subsidiaries are also subject to the capital adequacy rules of various foreign countries, including the United States. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

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

The Basel Committee on Banking Supervision imposes additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2017, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Common Equity Tier 1 capital. The group of banks identified as G-SIBs is expected to be updated annually. The stricter capital requirements are being implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019. The Japanese capital ratio framework has been revised in line with the stricter capital requirements for G-SIBs.

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

If our capital ratios fall below required levels, the FSA could require us to take a variety of corrective actions, including abstention from making capital distributions, withdrawal from all international operations or suspension of all or part of our business operations. In addition, if the capital ratios of our subsidiaries subject to capital adequacy rules of foreign jurisdictions fall below the required levels, the local regulators could also take action against them that may result in reputational damage or financial losses to us. Since maintaining our capital ratios at acceptable levels is crucial to our business, our management devotes a significant amount of attention and resources to capital ratio related issues and may also significantly alter our business strategy or operations if our capital ratios decline to unacceptable levels.

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

For a discussion of the applicable regulatory guidelines and our capital ratios, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results.

In accordance with U.S. GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. As of March 31, 2018, the total balance of goodwill was ¥441.3 billion.

For the fiscal years ended March 31, 2016 and 2017, we recognized ¥4.3 billion and ¥6.6 billion, respectively, in impairment of goodwill relating to a reporting unit within the Trust Assets Business Group segment as we readjusted our future cash flow projection of the reporting unit in this segment, considering the relevant subsidiaries’ recent business performance. For the fiscal year ended March 31, 2016, we also recognized ¥151.7 billion in impairment of goodwill relating to the reporting unit other than MUFG Americas Holdings and Krungsri within the Global Business Group segment as our stock price decreased from ¥743.7 on March 31, 2015 to ¥521.5 on March 31, 2016. Our stock price was adversely impacted by the Bank of Japan’s announcement of implementation in January 2016 of the negative interest rate on certain current account amounts that financial institutions hold at the Bank of Japan, and the appreciation of the Japanese yen against other major currencies. In addition, we recognized ¥177.8 billion in impairment of goodwill relating to the Krungsri reporting unit within the Global Business Group segment as Krungsri’s stock price declined from THB44.75 on December 31, 2014 to THB29.75 on December 31, 2015. Krungsri’s stock price was adversely impacted by the slowing economic growth in Thailand. Accordingly, the fair values of these reporting units were considered to have fallen below their carrying amounts. As a result, the carrying amounts of the reporting units’ goodwill exceeded the implied fair values of the reporting units’ goodwill, and the impairment losses were recognized on the related goodwill. See “Item 5.B. Operating and Financial Review and Prospects—Operating Results—Impairment of goodwill.”

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

Rating agencies regularly evaluate us and our major subsidiaries as well as our and their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of MUFG or of the relevant subsidiary, as well as conditions generally affecting the financial services industry in Japan or on a global basis, some of which are not entirely within our control. As a result of changes in their evaluation of these factors or in their rating methodologies, rating agencies may downgrade our ratings or our subsidiaries’ ratings.

In November 2017, Standard and Poor’s downgraded the long-term credit ratings of MUFG and Mitsubishi UFJ Securities Holdings by one-notch from A to A-, the long-term credit ratings of MUFG Bank and Mitsubishi UFJ Trust and Banking by one-notch from A+ to A and the short-term credit rating of Mitsubishi UFJ Securities Holdings by one-notch from A-1 to A-2. In June 2016, Fitch changed the credit rating outlook of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from stable to negative, following Fitch’s change in the credit rating outlook for the Government of Japan from stable to negative.

Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings by one-notch on March 31, 2018, we estimate that MUFG and its three main subsidiaries would have been required to provide additional collateral under their derivative contracts as of the same date of approximately ¥6.1 billion. Assuming a two-notch downgrade by all of the relevant credit rating agencies occurred on the same date, we estimate that the additional collateral requirements for MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings under their derivative contracts as of the same date would have been approximately ¥19.9 billion. For additional information on the impact of recent downgrades, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”

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

As a financial institution in possession of customer information, we are obligated to treat personal and other confidential information as required by the Act on the Protection of Personal Information, the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs, the Banking Law and the Financial Instruments and Exchange Act of Japan, as well as other similar laws. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

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

Cyber-attacks, unauthorized access and computer viruses are becoming increasingly more sophisticated and more difficult to predict, detect and prevent. For instance, bank internal financial transaction systems or automatic teller machines may become the target of cyber-attacks for monetary gain, and bank internal information systems may become the target of confidential information theft. In addition, banks’ websites or customer internet banking systems may become the target of cyber-attacks for political and other purposes. These cyber threats, as well as our failure to appropriately and timely anticipate and deal with changes associated with technological advances and new systems and tools introduced in response to industry, regulatory and other developments, could cause disruptions to, and malfunctions of, such systems and result in unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers and counterparties, and deterioration in our ability to service our clients and customers. In addition, our banking and other transaction management systems may not meet all applicable business and regulatory requirements in an environment where such requirements are becoming increasingly sophisticated and complicated. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations. Moreover, significant financial, human and other resources may be required to design, implement and enhance measures to manage cyber and information security risks and comply with regulatory requirements.

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

Mitsubishi UFJ Financial Group, Inc.

MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Companies Act of Japan. We are the holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd.), Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS, Mitsubishi UFJ NICOS Co., Ltd., and other companies engaged in a wide range of financial businesses.

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

On September 30, 2007, Mitsubishi UFJ Securities Holdings, which was then called “Mitsubishi UFJ Securities Co., Ltd.,” or MUS, became our wholly-owned subsidiary through a share exchange transaction.

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

On November 4, 2008, Bank of Tokyo-Mitsubishi UFJ completed the acquisition of all of the shares of common stock of UnionBanCal Corporation, or UNBC, not previously owned by Bank of Tokyo-Mitsubishi UFJ and, as a result, UNBC became a wholly-owned indirect subsidiary of MUFG.

On May 1, 2010, we and Morgan Stanley integrated our securities and investment banking businesses in Japan into two joint venture securities companies, one of which is MUMSS. MUMSS was created by spinning off the wholesale and retail securities businesses conducted in Japan from Mitsubishi UFJ Securities Holdings and subsequently assuming certain operations in Japan from a subsidiary of Morgan Stanley.

On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2018, we held approximately 24.4% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

On December 18, 2013, we acquired approximately 72.0% of the total outstanding shares of Krungsri through Bank of Tokyo-Mitsubishi UFJ. As a result of the transaction, Krungsri has become a consolidated subsidiary of Bank of Tokyo-Mitsubishi UFJ.

On July 1, 2014, we integrated Bank of Tokyo-Mitsubishi UFJ’s operations in the Americas region with UNBC’s operations, and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation,” or MUFG Americas Holdings. On the same day, Union Bank, N.A., which is MUFG Americas Holdings’ principal subsidiary and our primary operating subsidiary in the United States, was also renamed “MUFG Union Bank, N.A.,” or MUFG Union Bank. MUFG Americas Holdings currently oversees MUFG Bank’s operations in the Americas region as well as the operations of MUFG Union Bank.

On January 5, 2015, Bank of Tokyo-Mitsubishi UFJ integrated its Bangkok branch with Krungsri through a contribution in kind of the Bank of Tokyo-Mitsubishi UFJ Bangkok branch business to Krungsri, and Bank of Tokyo-Mitsubishi UFJ received newly issued shares of Krungsri common stock. As a result of this transaction, Bank of Tokyo-Mitsubishi UFJ’s ownership interest in Krungsri increased to 76.9%.

On October 1, 2017, we acquired all of the shares of common stock of Mitsubishi UFJ NICOS which we did not previously own and, as a result, Mitsubishi UFJ NICOS became a wholly-owned subsidiary of MUFG.

On December 29, 2017, Bank of Tokyo-Mitsubishi UFJ acquired 19.9% of the shares of common stock of PT Bank Danamon Indonesia, Tbk as part of our plan to acquire an aggregate equity interest in Bank Danamon exceeding 73.8%.

On April 1, 2018, we changed Bank of Tokyo-Mitsubishi UFJ’s corporate name to “MUFG Bank, Ltd.”

On April 16, 2018, we transferred Mitsubishi UFJ Trust and Banking’s corporate loan-related businesses to MUFG Bank. The corporate loan-related businesses include the corporate loan, project finance and real estate finance businesses, and any related foreign exchange and remittance services, but do not include pension-related services, the corporate agency business, or the real estate-related businesses.

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

MUFG Bank, Ltd.

MUFG Bank is a major commercial banking organization in Japan that provides a broad range of domestic and international banking services from its offices in Japan and around the world. MUFG Bank’s registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and its telephone number is 81-3-3240-1111. MUFG Bank is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act. The bank changed its name to MUFG Bank, Ltd. from The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of April, 1, 2018.

MUFG Bank was formed through the merger, on January 1, 2006, of Bank of Tokyo-Mitsubishi and UFJ Bank Limited after their respective parent companies, MTFG and UFJ Holdings, merged to form MUFG on October 1, 2005.

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

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Trust and Banking is a major trust bank in Japan, providing trust and banking services to meet the financing and investment needs of clients in Japan and the rest of Asia, as well as in the United States and Europe. Mitsubishi UFJ Trust and Banking’s registered head office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan, and its telephone number is 81-3-3212-1211. Mitsubishi UFJ Trust and Banking is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act.

Mitsubishi UFJ Trust and Banking was formed on October 1, 2005 through the merger of Mitsubishi Trust Bank and UFJ Trust Bank Limited. As the surviving entity, Mitsubishi Trust Bank was renamed “Mitsubishi UFJ Trust and Banking Corporation.”

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

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ Securities Holdings is a wholly-owned subsidiary of MUFG. Mitsubishi UFJ Securities Holdings functions as an intermediate holding company of MUFG’s global securities and investment banking businesses. Mitsubishi UFJ Securities Holdings’s registered head office is located at 5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan, and its telephone number is 81-3-6213-2550. Mitsubishi UFJ Securities Holdings is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act. Mitsubishi UFJ Securities Holdings has major overseas subsidiaries in London, New York, Hong Kong, Singapore and Geneva.

In April 2010, Mitsubishi UFJ Securities Holdings, which was previously called “Mitsubishi UFJ Securities Co., Ltd.,” or MUS, became an intermediate holding company by spinning off its securities and investment banking business operations to a wholly-owned operating subsidiary established in December 2009, currently Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. Upon the consummation of the corporate spin-off transaction, the intermediate holding company was renamed “Mitsubishi UFJ Securities Holdings Co., Ltd.” and the operating subsidiary was renamed “Mitsubishi UFJ Securities Co., Ltd.” The operating subsidiary was subsequently renamed Mitsubishi UFJ Morgan Stanley Securities in May 2010 upon integration of our securities operations in Japan with those of Morgan Stanley.

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

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Mitsubishi UFJ Morgan Stanley Securities is our core securities and investment banking subsidiary. Mitsubishi UFJ Morgan Stanley Securities was created in May 2010 as one of the two Japanese joint venture securities companies between Morgan Stanley and us as part of our global strategic alliance. Mitsubishi UFJ Morgan Stanley Securities succeeded to the investment banking operations conducted in Japan by a subsidiary of Morgan Stanley and the wholesale and retail securities businesses conducted in Japan by MUS. MUFG, through Mitsubishi UFJ Securities Holdings, holds 60% voting and economic interests in Mitsubishi UFJ Morgan Stanley Securities. Mitsubishi UFJ Morgan Stanley Securities’ registered head office is located at 5-2 Marunouchi 2-chome, Chiyoda-ku, Tokyo, 100-0005 Japan, and its telephone number is 81-3-6213-8500. Mitsubishi UFJ Morgan Stanley Securities is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act. For more information on our joint venture securities companies, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”

Mitsubishi UFJ NICOS Co., Ltd.

Mitsubishi UFJ NICOS is a major credit card company in Japan that issues credit cards, including those issued under the MUFG, NICOS and DC brands, and provides a broad range of credit card and other related services for its card members in Japan. Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG. Mitsubishi UFJ NICOS’s registered head office is located at 33-5, Hongo 3-chome, Bunkyo-ku, Tokyo 113-8411, Japan, and its telephone number is 81-3-3811-3111. Mitsubishi UFJ NICOS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act.

On August 1, 2008, Mitsubishi UFJ NICOS became a wholly-owned subsidiary of MUFG through a share exchange transaction. On the same day, we entered into a share transfer agreement with Norinchukin Bank under which we sold some of our shares of Mitsubishi UFJ NICOS common stock to Norinchukin Bank. In March

2011, we and Norinchukin Bank made additional equity investments in Mitsubishi UFJ NICOS in proportion to our and Norinchukin Bank’s respective beneficial ownership of approximately 85% and 15%, respectively. On October 1, 2017, MUFG acquired all of Norinchukin Bank’s ownership interest in Mitsubishi UFJ NICOS and, as a result, Mitsubishi UFJ NICOS is currently a wholly-owned subsidiary of MUFG.

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥300.57 trillion as of March 31, 2018. The Group is comprised of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. In Japan, we had approximately 1,100 branches and offices as of March 31, 2018. In addition, as of the same date, the Group has the largest overseas network among the Japanese banks, consisting of approximately 1,200 branches and other offices, including MUFG Union Bank and Krungsri, in about 50 countries.

In May 2017, we announced “MUFG Re-Imaging Initiative” which was designed to achieve sustainable growth and enhance our corporate value through various measures, including an integrated group-based management approach and digitization and other technological enhancements. The measures also included realignment of the functions of our subsidiaries in an effort to increase effectiveness in accumulating and applying the expertise within the Group and to enhance efficiency in offering and providing a diverse array of sophisticated financial products and services to customers through collaboration among our subsidiaries. In May 2017, Mitsubishi UFJ Trust and Banking acquired MUFG Bank’s equity interest in Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A to make the Luxembourg company its wholly owned subsidiary. In April 2018, Mitsubishi UFJ Trust and Banking acquired MUFG Bank’s equity interest and Mitsubishi UFJ Securities Holdings’ equity interest in Mitsubishi UFJ Kokusai Asset Management Co., Ltd. to make the asset management company its wholly owned subsidiary. As a result, Mitsubishi UFJ Trust and Banking operates as the Group’s primary asset management and administration subsidiary. In addition, in April 2018, Mitsubishi UFJ Trust and Banking transferred its corporate loan-related businesses to MUFG Bank as part of an initiative to focus the corporate loan-related businesses within the Group at MUFG Bank.

In May 2018, we announced our new medium-term business plan for the three-year period ending March 31, 2021, which is discussed below in this Item 4.B. As part of our new medium-term business plan, we have reorganized our business groups in an effort to further integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently. We describe below in this Item 4.B our post-reorganization business groups, which differ from our business segments prior to the reorganization. For a description of our business segments as of and for the fiscal year ended March 31, 2018, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”

MUFG’s role as the holding company is to strategically manage and coordinate the activities of our business groups. Group-wide strategies are determined by the holding company and executed by our subsidiaries.

Medium-Term Business Plan

Basic Company Policy

Under the current medium-term business plan for the three-year period ending March 31, 2021, we aim to deliver optimal value to all of our stakeholders through simple, speedy and transparent group-integrated operations.

We are seeking to improve our group management approach by shifting from our previous group collaboration and group-driven management approach to a new integrated group-based management approach. Specifically, in an effort to respond to constantly changing customer needs in an appropriate manner, we have reorganized our business groups into new customer-based business groups as discussed below. At the same time, we are seeking to clarify the roles of group companies through functional realignment, product and service quality enhancement as well as solutions capability improvement.

We intend to deploy management resources necessary for achieving these goals with an enhanced focus during the three-year period, particularly during the first half of the period. During this three-year period, we will seek to lay a solid foundation for a new future-oriented business platform. We aim to establish a new business growth model which meets our stakeholders’ expectations by the end of the fiscal year ending March 31, 2024 .

Group Business Strategy

Under our new medium-term business plan, we are implementing “Eleven Transformation Initiatives” —specific strategic initiatives designed to enable us to cope with adverse changes in the domestic or overseas business environment and to achieve sustainable growth. Each initiative constitutes a pillar for our strategy involving business operations that (1) have large growth potential, (2) allow us to expand on our group capabilities to the fullest extent, and, (3) are expected to grow as a core business of the group or a foundation for such a business. Our group operating companies, business groups and corporate center functions will collaborate on the implementation of these initiatives with an aim to improve our profitability.

Additionally, we have established a new business group focused on retail and small and medium-sized enterprise banking businesses outside of Japan with the goal to effectively capture the market growth in the United States and Southeast Asia. Under our previous medium-term business plan, we took strategic steps towards building a business platform in South East Asia through the expansion of Krungsri’s business in Thailand and our strategic investments in Security Bank in the Philippines and Bank Danamon in Indonesia. We seek to enhance the enterprise value of each of MUFG Union Bank in the United States and our strategic partner banks, including VietinBank in Vietnam and other banks in South East Asia, as well as our Japanese banking subsidiaries through synergies expected to be achieved by sharing and deploying across these banks their respective strengths and expertise.

Eleven Transformation Initiatives

(1) Digitalization Strategy

Enhanced use of digital technologies is a critical part of our overall transformation strategy, and we intend to develop and implement a wide range of measures to enhance our digital technology use to improve top-line performance and operational efficiency. We seek to improve our marketing and consulting capabilities through the use of big data, to increase the efficiency of the front-office operations at branches through an overhaul of our online banking system for corporate customers, and to enhance our productivity through migration to digital channels for the housing loan business and expanded use of robotics and artificial intelligence.

(2) Channel Strategy and Business Process Re-engineering (BPR)

We strive to enhance customer user interface, or the usability of our systems for customers, and user experience, or the experience of service recipients, while improving our productivity. We aim to achieve both of these goals through full utilization of digital technologies and business process re-engineering, or an overhaul of business operations through review and analysis of all existing business activities and work processes. We seek to advance our overall user channels combining Internet-based and physical branch channels by improving the usability of our Internet-based channels for transactions so as to increase customer use while establishing specialty bank branches called “MUFG NEXT,” streamlining our branch network and converting branches into integrated branches that offer services of MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities at a single location.

(3) Wealth Management Strategy

We are pursuing a business structure focused on fee-based businesses to achieve stable profits by servicing the rising customer needs for asset management and administration services and inheritance services in Japan’s aging society with a declining birthrate through a collaboration between the corporate and retail units and through a group-based integrated approach. We seek to establish a business model where teams of professionals from MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities will take the lead in providing various solutions at a one-stop location.

(4) Enhancement of Relationship Manager & Product Office (RM-PO) Model for Corporate Marketing

We seek to provide solutions optimized to meet customer needs by integrating the corporate lending operations of MUFG Bank and Mitsubishi UFJ Trust and Banking through functional realignment where relationship managers are expected to work on understanding the business management issues faced by customers as “RMs from MUFG” and the product office, a unit that is responsible for planning, developing and providing products and services, is expected to deepen its expertise.

(5) Real Estate Value Chain Strategy

We aim to provide solutions to meet various customer needs arising in the real estate value chain, or the business cycle for real estate assets including sale, purchase, development, tenant leasing and asset management, on a continuous basis through a group-based integrated approach. We endeavor to provide additional value through efforts made at our branches to gain knowledge on real estate needs and to use it to obtain brokerage and asset management businesses. In the asset management business, we seek to strengthen our real asset management capabilities.

(6) Asset Management Business

We seek to provide group-wide integrated asset management services to our customers. We aim to develop competitive products, expand our product line-up, and enhance our human resource portfolio necessary for such development and expansion. In addition, in an effort to become a globally recognized asset management institution, we endeavor to strengthen our asset management business by enhancing our human resources, products and solutions.

(7) Institutional Investors Business

We aim to provide a wide range of services to satisfy diverse professional needs for asset management and administration services through a group-based integrated approach, while seeking to expand across the group the customer relationships maintained with institutional investors by each of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities, and our business groups.

(8) Global Corporate & Investment Banking (GCIB) Business Model Reform

We seek to achieve sustainable growth for our global corporate and investment banking business, where we provide sophisticated financial services combining corporate banking services, including deposits and loans, and investment banking services, including capital markets financing and mergers and acquisitions. We aim to meet the needs of non-Japanese corporate customers conducting business globally and to improve the overall return on our portfolio by constantly adjusting loan and other assets. In addition, we intend to shift the focus of our management approach from quantity to quality through origination and distribution business operations under the integrated platform between MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities.

(9) Enhancement of Overseas Operations

We plan to shift our management approach from the previous approach based on geographical regions and operating entities to a new approach based on customers and businesses and seek to strengthen our business-driven management approach across the group. In addition, in an effort to establish a business structure that enables us to flexibly adapt to changes in the business environment, we seek to reduce expenses, enhance our overseas branch and office network, and centralize and standardize our procedures and systems.

(10) Human Resources Strategy

We seek to manage our human resources globally in a group-based integrated manner through acceleration of personnel allocation and transfers across the group in line with our business strategy and establishment of a human resources division responsible for overseeing our domestic and overseas human resource management.

(11) Enhancement of Corporate Center Operations

We plan to shift our management of the corporate center operations from the previous approach of integrated management by MUFG and MUFG Bank to a new approach of integrated management by MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities in an effort to optimize the use of our management resources on a group-based integrated basis and achieve low cost operations.

Business Groups

Under the new medium-term business plan, starting this current fiscal year ending March 31, 2019, our business groups are reorganized as follows in an effort to further integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently.

Retail & Commercial Banking Business Group

The Retail & Commercial Banking Business Group integrates the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium–sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.

Business Environment and Strategy

In the domestic market in which we operate, unfavorable conditions remain such as the negative impact of the Bank of Japan’s negative interest rate policy on the financial market and intensified competition. In addition, demographic changes, including Japan’s aging population with a declining birthrate, and technological developments, including artificial intelligence and digitalization, can change the way banking and other financial services are used in Japan. With a goal of becoming “the top financial group in the retail and commercial banking business segment in Japan, achieving sustainable growth along with customers and society,” we seek to enhance and integrate the capabilities of our group companies to deliver value that exceeds customer expectations and improve customer satisfaction.

Responding to the Needs of Retail Customers

For retail customers, we provide a wide range of products and services, such as bank deposits, loans, asset management and administration services, investment products and settlement services. We describe some of our products and services below.

•	Housing Loans. MUFG Bank offers housing loans with various loan terms and interest rates. MUFG Bank also offers “Loans with Supplemental Health Insurance for Seven Major Illnesses” through a third party insurance company to help with loan payments in case of unexpected major illnesses such as cancer or heart attacks. As part of our group-wide collaboration initiative, Mitsubishi UFJ Trust and Banking began to offer “Mitsubishi UFJ Net Home Loan” (a housing loan product of MUFG Bank available only online and exclusively to customers of Mitsubishi UFJ Trust and Banking) as an agent of MUFG Bank in April 2018.

•	Consumer Loans. MUFG Bank offers “Card Loans” (consumer loans the proceeds of which are disbursed to approved borrowers with a bank-issued card through an automated machine) and “Purpose-Specific Term Loans,” depending on customers’ needs.

•	Investment Products. In order to promote a shift in customer preference from savings to asset building, we seek to offer products that effectively serve the asset building and asset management needs of customers at various stages of their life. As part of this effort, MUFG Bank started to offer fund wrap products as an agent of Mitsubishi UFJ Trust and Banking in November 2017. In addition, in January 2018, MUFG Bank started to offer investment products that qualify for “Tsumitate NISA” tax exemption on capital gains and dividend income for the investment up to 0.4 million yen per year for up to 20 years under Japanese tax law. The original NISA, or Nippon Individual Savings Account, program was introduced in 2014, providing for tax exemption on capital gains and dividend income for the investment up to 1.2 million yen per year for up to 5 years. We offer investment products that qualify for tax exemption under the original NISA program as well.

•	Products and Services for Payments. Mitsubishi UFJ NICOS offers a variety of credit cards. In addition, debit cards are available to MUFG Bank account holders.

•	Insurance Products. MUFG Bank acts as a sales channel for a variety of insurance products, including annuity insurance, single premium whole life insurance, flat-rate premium whole life insurance, medical insurance, cancer insurance and nursing-care insurance, of insurance companies in Japan.

•	Services Relating to Inheritance, Gift and Real Estate. Mitsubishi UFJ Trust and Banking offers testamentary trust, inheritance planning, inheritance procedure support, and other related services. MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities also offer inheritance-related products and services, serving as sales agents of Mitsubishi UFJ Trust and Banking. Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Real Estate Services offer real estate brokerage services for both investment and business properties and residential properties.

We provide those services through an extensive network of branches in Japan, mostly in the greater Tokyo, Nagoya and Osaka areas. MUFG Bank and Mitsubishi UFJ Trust and Banking had a total of 736 branches in

Japan as of March 31, 2018. MUFG Bank and Mitsubishi UFJ Trust and Banking also have a nationwide ATM network consisting of MUFG Bank’s and Mitsubishi UFJ Trust and Banking’s own ATMs located at their branches and third-party ATMs located at convenience stores and other locations.

We also offer direct banking channels. MUFG Bank and Mitsubishi UFJ Trust and Banking provide internet banking services which enable customers to perform a range of banking activities, such as checking account balances, making time deposits, transferring money and purchasing invest products, through the banks’ respective websites using personal computers and mobile devices. In addition, Jibun Bank, a direct bank which was founded by MUFG Bank in collaboration with KDDI Corporation in June 2008, offers bank deposits, housing loans, settlement services and other products and services through the internet and phone.

Responding to the Needs of Small and Medium-Sized Enterprises

For small and medium-sized enterprises, we provide various financial solutions, such as bank deposits, loans, and fund management, remittance and foreign exchange services. We also help our customers develop business strategies, such as overseas expansions, inheritance-related business transfers and stock listings.

In addition, we provide asset and business succession solutions to small and medium-sized enterprise owners. Based on our view that smooth succession of the businesses of small and medium-sized enterprises owned by aging owners is critical to the sustainability and development of Japanese industry, we offer solutions for successions of businesses to unrelated persons, including through mergers and acquisitions and initial public offerings, and for successions of businesses to related persons. We also offer solutions designed to assist business owners with successions of assets using testamentary trusts, real estate transactions and other means. Through further integration of the retail and commercial banking capabilities of MUFG Bank, Mitsubishi UFJ Trust and Banking, MUFG Securities Holdings and other group companies, we strive to provide seamless solutions on a group-wide basis.

Japanese Corporate & Investment Banking Business Group

The Corporate Banking Business Group covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. We offer large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies. We provide those solutions through our global network of MUFG Group companies.

With our goal to “Be the First Call Business Partner for Large Japanese Corporate Clients,” we strive to strengthen our solutions capabilities through an approach designed to provide effective solutions using our specialized industry-specific expertise and knowledge and through further integration and more effective collaboration among the MUFG Group companies on a global basis.

Transaction Banking

We provide cash management, payment, trade finance and other commercial banking products and services for corporate business transactions. Through these products and services, we seek to provide sophisticated financial solutions that enable efficient execution of transactions to meet the strategic needs of our customers.

Investment Banking

We provide mergers and acquisitions advisory, equity and bond underwriting, and other investment banking services to our Japanese corporate customers. A large part of our investment banking business in Japan is conducted by Mitsubishi UFG Morgan Stanley Securities, which was formed in May 2010 through the integration of the domestic wholesale and retail securities businesses previously conducted by Mitsubishi UFJ Securities and the investment banking business previously conducted by Morgan Stanley Japan. See “—Global Strategic Alliance with Morgan Stanley” below.

Trust Banking

We provide real estate brokerage, registrar and transfer agency, and other trust banking services to our Japanese corporate customers. Our solutions also include securitization of real estate, receivables and other assets. Mitsubishi UFJ Trust and Banking’s experience and know-how in real estate brokerage and appraisal services, corporate real estate strategy consulting, shareholder registry management services, shareholder and investor relations consulting, and consulting services relating to executive stock compensation programs using trust schemes enable us to offer solutions tailored to the financial strategies of each customer.

Focusing on Infrastructure Development

We have been focusing on financing transactions in the area of infrastructure development, such as electric power and renewable energy, by leveraging our experience, know-how and global network.

In October 2016, MUFG, MUFG Bank, Mitsubishi UFJ Lease & Finance Company Limited, Hitachi, Ltd. and Hitachi Capital Corporation formed a capital and business alliance with an aim to assist Japanese companies with their overseas business development. In connection with this alliance, MUFG Bank, Mitsubishi UFJ Lease & Finance, Hitachi Capital established a joint venture called Japan Infrastructure Initiative Company Limited, or JII, in January 2017. Since JII commenced operations on April 1, 2017, JII have made an investment in each of the transportation industry and the telecommunication industry. Through the joint venture, we aim to offer a wide variety of financial solutions to our customers by effectively leveraging the business expertise and know-how of each of Mitsubishi UFJ Lease & Finance, Hitachi Capital and JII and collaborating effectively with professionals from these entities.

Asset Management & Investor Services Business Group

The Asset Management & Investor Services Business Group covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank. the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.

We aim to expand our asset management and asset administration services business by enhancing the quality of our products and services, effectively utilizing the broad customer base of the MUFG Group, and improving our operational efficiency through IT technology.

Asset Management

Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Kokusai Asset Management, and MU Investments Co., Ltd provide institutional investors with a wide range of investment options such as equities, bonds and alternative products. In addition, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Kokusai Asset Management provide retail investors with investment trust products through our group companies and business partners outside of the MUFG Group, such as securities companies and regional banks.

With an aim to enhance its business, Mitsubishi UFJ Trust and Banking maintains strategic alliances with overseas asset management companies, including AMP Capital Holdings Limited, an Australian asset manager, and Standard Life Aberdeen plc, a U.K. asset manager.

Asset Administration

Under the brand of “MUFG Investor Services,” Mitsubishi UFJ Trust and Banking, MUFG Bank, Mitsubishi UFJ Investor Services & Banking (Luxembourg), MUFG Investor Services Holdings Limited, MUFG Capital Analytics and MUFG Investor Services(US),LLC offer a full suite of global asset administration services, including fund administration, custody, securities lending, financing and foreign exchange services as a one-stop shop.

Global Corporate & Investment Banking Business Group

The Global Corporate & Investment Banking Business Group covers the corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, we provide non-Japanese large corporate and financial institution customers with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.

Through the new integrated operations management structure between the Global Corporate & Investment Banking Business Group and the Global Markets Business Group, we aim to offer financing and investment opportunities based on our understanding of institutional investor needs.

The expansion of the global corporate and investment banking business has been an important pillar of the MUFG Group’s growth strategy. Aiming to further enhance our presence in the global financial market, we have shifted our strategic approach from one where each of our group companies individually promoted its global business to one where our group companies collaborate through integration of their capabilities. The new approach is designed to enable us to exercise our comprehensive expertise to provide our customers with value-added solutions and services more effectively.

Corporate Banking

Through our global network of offices and branches, we provide a full range of corporate banking solutions, such as project finance, export credit agency finance, and financing through asset-backed commercial paper. Our primary customers include large corporations, financial institutions, sovereign and multinational organizations, and institutional investors that are headquartered outside of Japan.

Investment Banking

We provide investment banking services such as debt and equity issuance and M&A-related services, to help our customers develop their financial strategies and realize their business goals. In order to meet customers’ various financing needs, we have established a customer-oriented coverage model through which our product experts coordinate with one another to offer innovative financing services globally. We have further integrated the management of the operations of our commercial banking and securities subsidiaries to enhance collaboration. We are one of the world’s top providers of project finance, one of the core businesses of the Global Corporate & Investment Banking Business Group. We provide sophisticated professional services in arranging limited-recourse finance and offering financial advice in various sectors, including natural resources, power, and infrastructure, backed by our experience, expertise, knowledge, and global network.

Transaction Banking

We provide commercial banking products and services for large corporations and financial institutions in managing and processing domestic and cross-border payments, mitigating risks in international trade, and providing working capital optimization. We have established a Transaction Banking Unit, which oversees the entire transaction banking operations globally, in order to enhance governance, management and quality of services in these operations. The Transaction Banking Unit provides customers with support for their domestic, regional and global trade finance and cash management programs through our extensive global network.

Global Commercial Banking Business Group

The Global Commercial Banking Business Group provides a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region through our major local commercial banking subsidiaries and affiliates outside of Japan referred to as “Partner Banks.” Our Partner Banks include MUFG Union Bank in the United States, Krungsri in Thailand, VietinBank in Vietnam, Security Bank in the Philippines and Bank Danamon in Indonesia. Through the 19.9% equity investment in Bank Danamon in December 2017, we have built a foundation of our Pan-Pacific network covering the major ASEAN countries, the United States and Japan.

The network covers a vast market, consisting of five countries with population totaling approximately 840 million. The market is expected to expand further as the GDP growth rates are relatively high in these countries and financial needs are expected to increase as average income rise in the ASEAN countries.

We believe that the network, which combines the global reach of the MUFG Group companies with strong regional presence of the Partner Banks each carrying an established brand, provides us with unique competitive advantages. Through sharing and integration of the expertise and capabilities of the Partner Banks, we seek to achieve synergy effects and capture the business opportunities arising from the economic growth of the region.

MUFG Union Bank, N.A.

MUFG Union Bank is the primary subsidiary of MUFG Americas Holdings, which is our wholly owned subsidiary and which is a bank holding company in the United States. MUFG Union Bank is the primary operating entity of MUFG Bank in the United States. MUFG Union Bank provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium-sized enterprises, and large corporations primarily in California, Oregon, Washington, and Texas as well as nationally and internationally through 373 branches (consisting of 346 retail branches, five commercial branches and one international office, as well as 21 financial centers of PurePoint, an online banking division of MUFG Union Bank).

In July 2014, MUFG Bank’s operations in the Americas region were integrated with MUFG Americas Holdings’ operations. As a result, MUFG Americas Holdings oversees MUFG Bank’s operations in the Americas region.

In July 2016, MUFG Americas Holdings was designated as MUFG’s U.S. intermediate holding company, or IHC, to comply with the FRB’s enhanced prudential standards. As of that date, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings transferred to MUFG Americas Holdings their ownership interests in their U.S. subsidiaries and affiliates, namely, BTMU Capital Corporation, BTMU Securities, Inc., MUFG Americas Capital Company, Morgan Stanley MUFG Loan Partners, LLC, MUFG Fund Services (USA) LLC, and MUFG Securities Americas Inc.

In July 2017, MUFG Bank and Mitsubishi UFJ Trust and Banking transferred to MUFG Americas Holdings their ownership interests in other U.S. subsidiaries and affiliates, namely, BTMU Leasing & Finance, Inc., BTMU LF Capital LLC, MUFG Capital Analytics, LLC, and MUFG Investors Services(US), LLC.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any adverse changes in the business of MUFG Americas Holdings Corporation, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.”

Bank of Ayudhya Public Company Limited (Krungsri)

Krungsri is a strategic subsidiary of MUFG Bank in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations mainly in Thailand through 700 branches (consisting 663 banking branches and 37 automobile finance business branches) and over 35,000 other service outlets nationwide. In addition, Krungsri’s consolidated subsidiaries include the largest credit card issuer in Thailand with a total of 8.6 million credit card, sales finance and personal loan accounts in its portfolio, a major auto finance provider, a fast growing asset management company, and a leading microfinance service provider in Thailand.

MUFG owns a 76.88% ownership interest in Krungsri through MUFG Bank as of March 31, 2018. By combining Krungsri’s local franchise with competitive presence in the retail and small and medium-sized enterprise banking markets in Thailand with MUFG Bank’s global financial expertise, we seek to offer a wider range of high-value financial products and services to a more diverse and larger customer base.

In March 2017, Krungsri established a subsidiary, Krungsri Finnovate Company Limited, with a key mission to support and promote FinTech startups in Thailand and Southeast Asian countries in the forms of accelerator and academic collaboration, startup project management and corporate venture capital.

In September 2017, Krungsri was designated as a Domestic Systemically Important Bank by the Bank of Thailand—based on the central bank’s assessment of Krungsri based on its asset size and its contribution to the country’s economy and financial system.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any adverse changes in the business of Bank of Ayudhya, an indirect subsidiary in Thailand, could significantly affect our results of operations.”

Other Activities in Southeast Asia

We have been expanding our operations in Southeast Asia with an effort to further develop our businesses abroad. In addition to MUFG Union Bank and Krungsri, as Partner Banks, we have strategic business and capital relationships with other banks in Southeast Asia, including VietinBank in Vietnam, Security Bank in the Philippines and Bank Danamon in Indonesia.

VietinBank provides a wide range of financial services to consumers, small businesses, middle-market and large companies through its branch network predominantly in Vietnam. We own a 20% equity interest in VietinBank.

Security Bank provides a wide range of financial services to consumers, small businesses, middle-market and large companies through its branch network in the Philippines. We own a 19.7% equity interest in Security Bank.

In December 2017, we acquired 19.9% of the outstanding shares of Bank Danamon, the fifth largest bank in Indonesia in terms of net profits. The acquisition was the initial investment as part of our plan to acquire an aggregate equity interest in the bank exceeding 73.8%, subject to regulatory approval and other conditions. Our investment in Bank Danamon represents another milestone for our growth strategy in Southeast Asia with the goal of realizing our unique and unparalleled business model based on the established local networks of our Partner Banks, and MUFG’s global network to provide holistic financial services to a wider range of customers. Through this investment, we aim to diversify and expand our local retail and small and medium-sized enterprise business portfolio by seizing opportunities expected to arise from Indonesia’s current economic growth and long-term economic growth prospects.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.”

Global Markets Business Group

The Global Markets Business Group covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies and equities as well as other investment products, and origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.

Customer Business

•	Sales and Trading in Fixed Income Instruments, Currencies and Equities. We provide financing, hedging, and investment solutions to our retail, corporate, institutional, and governmental customers through sales and trading in financial market products such as fixed income instruments, currencies, and equities. Our innovative financial products and services are designed to respond to increasingly sophisticated requirements of our diverse customers and are provided through our global network of offices and branches.

•	Investment Products for Non-Institutional Customers in Japan. We provide investment products such as mutual funds, and structured bonds, notes and deposits to non-institutional customers in Japan. We offer solutions using these investment products to help customers better manage their assets and liabilities. This business is conducted through the new integrated operations management structure among the Global Markets Business Group, the Asset Management & Investor Service Business Group, the Retail & Commercial Banking Business Group, and the Japanese Corporate and Investment Banking Business Group.

•	Origination and Distribution. We provide financing solutions to institutional customers through origination and distribution of financial products such as syndicated loans and securities issuances. This business is conducted through the new integrated operations management structure between the Global Markets Business Group and the Global Corporate and Investment Banking Business Group.

Treasury Operations

•	Asset and Liability Management. Through our treasury operations, we seek to manage interest rate and liquidity risks residing in our balance sheets through, among other things, transactions designed to manage the profit and loss impact attributable to market movements based on our balance sheet analyses and forecasts. Such transactions include investments in high quality liquid securities such as Japanese government bonds and U.S. treasury bonds and trading in other financial products such as interest rate swaps and cross currency swaps.

•	Global Investment. Through our treasury operations, we also seek to enhance our profitability by diversifying our portfolio and strategically investing in financial products including corporate bonds and funds.

Strategy under the Current Medium-Term Business Plan

Under the current medium-term business plan, for the three-year period ending March 31, 2021, the Global Markets Business Group intends to undertake the following four initiatives designed to promote the MUFG Group’s structural reforms.

•

The Global Markets Business Group plans to improve its business portfolio by adjusting its focus to growth areas and new areas, including the sales and trading business targeting institutional customers as well as the origination and distribution business under the new integrated operations management structure with the Global Corporate and Investment Banking Business Group. In addition, the Global Markets Business Group plans to build a sustainable growth model for the investment products business targeting non-institutional investors in Japan under the new integrated operations management structure with the Asset Management & Investor Service Business Group , the Retail & Commercial Banking Business Group and the Japanese Corporate and Investment Banking Business Group.

•	The Global Markets Business Group aims to reform the sales and trading business targeting corporate customers through enhancement of our financial solutions capabilities by more effectively coordinating capital markets transactions and global markets transactions and through reduction in transactions dependent on our balance sheets.

•	The Global Markets Business Group strives to enhance the framework for collaboration and cooperation between MUFG’s treasury operations unit and its counterparts at MUFG’s major subsidiaries to support the MUFG Group’s sustainable growth by integrating the expertise in market risk management on a group-side basis and applying a unified approach to liquidity risk management.

•	The Global Markets Business Group strives to establish business frameworks and infrastructure designed to optimize and enhance integration and flexibility of the booking functions for global markets transactions among MUFG’s major subsidiaries and to accelerate digitalization.

Global Strategic Alliance with Morgan Stanley

As of March 31, 2018, we held approximately 432 million shares of Morgan Stanley’s common stock representing approximately 24.4 % of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

In conjunction with Morgan Stanley, we formed two securities joint venture companies in May 2010 to integrate our respective Japanese securities companies. We converted the wholesale and retail securities businesses conducted in Japan by Mitsubishi UFJ Securities into Mitsubishi UFJ Morgan Stanley Securities. Morgan Stanley contributed the investment banking operations conducted in Japan by its former wholly-owned subsidiary, Morgan Stanley Japan, to Mitsubishi UFJ Morgan Stanley Securities, and converted the sales and trading and capital markets businesses conducted in Japan by Morgan Stanley Japan into an entity called Morgan Stanley MUFG Securities, Co., Ltd. We hold a 60% economic interest in Mitsubishi UFJ Morgan Stanley Securities and Morgan Stanley MUFG Securities, and Morgan Stanley holds a 40% economic interest in Mitsubishi UFJ Morgan Stanley Securities and Morgan Stanley MUFG Securities. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in Mitsubishi UFJ Morgan Stanley Securities, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in Morgan Stanley MUFG Securities. Morgan Stanley’s and our economic and voting interests in the securities joint venture companies are held through intermediate holding companies. We have retained control of Mitsubishi UFJ Morgan Stanley Securities and we account for our interest in Morgan Stanley MUFG Securities under the equity method due to our significant influence over Morgan Stanley MUFG Securities. The board of directors of Mitsubishi UFJ Morgan Stanley Securities has fifteen members, nine of whom are designated by us and six of whom are designated by Morgan Stanley. The board of directors of Morgan Stanley MUFG Securities has ten members, six of whom are designated by Morgan Stanley and four of whom are designated by us. The CEO of Mitsubishi UFJ Morgan Stanley Securities is designated by us and the CEO of Morgan Stanley MUFG Securities is designated by Morgan Stanley.

We have also expanded the scope of our global strategic alliance with Morgan Stanley into other geographies and businesses, including (1) a loan marketing joint venture that provides clients in the United States with access to the world-class lending and capital markets services from both companies, (2) business referral arrangements in Asia, Europe, the Middle East and Africa, covering capital markets, loans, fixed income sales and other businesses, (3) global commodities referral arrangements whereby MUFG Bank and its affiliates refer clients in need of commodities-related hedging solutions to certain affiliates of Morgan Stanley, and (4) an employee secondment program to share best practices and expertise in a wide range of business areas.

Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., in which Mitsubishi UFJ Morgan Stanley Securities holds 75%, and MUFG Bank holds the remaining 25%, of the voting rights, has an agreement with Morgan Stanley. Mitsubishi UFJ Morgan Stanley PB Securities leverages MUFG’s broad customer base, utilizes Morgan Stanley’s global and high quality insight, and further its collaborations with other group companies by strengthening its coordination with Mitsubishi UFJ Morgan Stanley Securities. It aims for further development of its wealth management business, which is one of the largest in Japan.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.”

Competition

We face strong competition in all of our principal areas of operation. The structural reforms in financial industry regulations and recent developments in financial markets have resulted in some significant changes in the Japanese financial system and prompted banks to merge or reorganize their operations. In addition, development of new technologies such as artificial intelligence and blockchain has also allowed non-financial institutions to enter the financial services industry with alternative services, thus changing the nature of competition from other financial institutions as well as from other types of businesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.”

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

Competition among the mega bank groups are expected to continue in various financial sectors as they have recently announced plans to expand, or have expanded, their respective businesses. For example, in the securities sector, in May 2010, in conjunction with Morgan Stanley, we created two securities joint venture companies in Japan, Mitsubishi UFJ Morgan Stanley Securities and Morgan Stanley MUFG Securities, by integrating the operations of Mitsubishi UFJ Securities and Morgan Stanley Japan. In January 2013, Mizuho Securities and Mizuho Investors Securities Co., Ltd. merged. For a discussion of the two securities joint venture companies created by us and Morgan Stanley, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”

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

The trust assets business is an area that is becoming increasingly competitive because of regulatory changes in the industry that have expanded the products and services that can be offered since the mid-2000s. In addition, there is growing corporate demand for changes in the trust regulatory environment, such as reforms of the pension system and related accounting regulations under Japanese GAAP. Competition may increase in the future as changes are made to respond to such corporate demand and regulatory barriers to entry are lowered. Competition is also expected to intensify as a result of recent integrations and entrants in the industry. For example, in August 2015, JP Asset Management Co., Ltd. was established as a joint venture with the Japan Post Group, Sumitomo Mitsui Trust Bank and Nomura Holdings, Inc. holding 50%, 30% and 20% equity interests, respectively, in the joint venture. In October 2016, the Mizuho Financial Group integrated Mizuho Asset Management Co., Ltd., Shinko Asset Management Co., Ltd. and the asset management business of Mizuho Trust & Banking Co., Ltd., all of which were asset management subsidiaries of the Mizuho Financial Group in Japan, and DIAM Co., Ltd., which was an asset management joint venture between the Mizuho Financial Group and Dai-ichi Life Insurance Company in Japan. In July 2016, the Sumitomo Mitsui Financial Group made Sumitomo Mitsui Asset Management Co., Ltd. a consolidated subsidiary through the acquisition of additional equity interest in the asset management company. In March 2017, the Mizuho Financial Group announced plans to integrate Trust and Custody Services Bank, Ltd., its trust bank subsidiary specialized in the asset administration business, with Japan Trustee Services Bank, Ltd., which is a trust bank joint venture between Sumitomo Mitsui Trust Holdings and Resona Bank, Ltd. specialized in the asset administration business. In May 2018, the Sumitomo Mitsui Financial Group announced a planned merger between Sumitomo Mitsui Asset Management and Daiwa SB Investments Ltd.

In recent years, the Japanese government has identified several governmental financial institutions as candidates to privatize. In particular, in November 2015, shares of Japan Post Holdings Co., Ltd., Japan Post Bank Co., Ltd. and Japan Post Insurance Co., Ltd. were listed on the Tokyo Stock Exchange. In the initial public offering, approximately 11% of the outstanding shares in each of the Japan Post companies were sold. The Japanese government sold an additional 22% of the outstanding shares of Japan Post Holdings in a subsequent public offering in September 2017. The Japanese government is expected to sell additional shares in Japan Post Holdings and cause Japan Post Holdings to sell additional shares in the Japan Post Bank and Japan Post Insurance in the future. Under the current postal privatization law, Japan Post Bank and Japan Post Insurance may enter into new business areas upon obtaining government approvals, and if Japan Post Holdings’ equity holdings decrease to 50% or below, the two companies will be allowed to enter into new business areas upon submission of a notice to the government. In such case, the Japan Post Group companies may seek to enter into new financial businesses and increasingly compete with us. In addition, Japan Post Bank is one of the world’s largest holders of deposits, which provide a cost-effective source of funding for the bank. There is reportedly a political discussion currently ongoing as to whether to raise the ¥13 million cap on the amount of deposits that Japan Post Bank may accept from each customer. See “—B. Business Overview—The Japanese Financial System—Government Financial Institutions.”

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

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large U.S. and non-U.S. money-center banks, as well as from similar institutions that provide financial services. Through MUFG Union Bank, we currently compete principally with U.S. and non-U.S. money-center and regional banks, thrift institutions, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business. For example, Japanese mega banks, including us, and other major international banks have been expanding their operations in the Asian market, where leading local banks also have been growing and increasing their presence recently. Furthermore, we are aiming to expand our retail and small and medium-sized enterprise businesses along with our corporate banking business in Southeast Asia through our acquisition of Krungsri in Thailand, our strategic investments in VietinBank in Vietnam, Security Bank in the Philippines and Bank Danamon in Indonesia, as well as our plan to increase our equity interest in Bank Danamon to over 73.8%, and compete with leading local banks in such businesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.” For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of May 1, 2018):

•	ordinary banks ( 121 ordinary banks and 56 foreign commercial banks with ordinary banking operations); and

•	trust banks (15 trust banks, including two Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are four, including MUFG Bank, and regional banks, of which there are 104 and other banks, of which there are 13. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

Trust banks, including Mitsubishi UFJ Trust and Banking, provide various trust services relating to money trusts, pension trusts and investment trusts and offer other services relating to real estate, stock transfer agency and testamentary services, as well as banking services.

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

Among them are the following:

•	The Development Bank of Japan, which was established for the purpose of contributing to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries, and which was reorganized as a joint stock company in October 2008 as part of its ongoing privatization process, with the government being required by law to continue to hold 50% or more of the shares in the bank until the completion of certain specified investment operations, which the bank is required to endeavor to achieve by March 2026, and more than one-third for an unspecified period thereafter;

•	Japan Finance Corporation, which was formed in October 2008, through the merger of the international financial operations of the former Japan Bank for International Cooperation, National Life Finance Corporation, Agriculture, Forestry and Fisheries Finance Corporation, and Japan Finance Corporation for Small and Medium Enterprise, for the primary purposes of supplementing and encouraging the private financing of exports, imports, overseas investments and overseas economic cooperation, and supplementing private financing to the general public, small and medium-sized enterprises and those engaged in agriculture, forestry and fishery. In April 2012, Japan Finance Corporation spun off its international operations to create Japan Bank for International Cooperation as a separate government-owned entity;

•	Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, and which was reorganized as an incorporated administrative agency and started to specialize in securitization of housing loans in April 2007; and

•	The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. In November 2015, approximately 11% of the outstanding shares of each of Japan Post Bank, Japan Post Insurance and Japan Post Holdings were sold to the public, and these companies are currently listed on the Tokyo Stock Exchange. In September 2017, an additional 22% of the outstanding shares of Japan Post Holdings were sold to the public.

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

Legislation has recently been passed by, or introduced to, the Diet to amend various financial regulation related laws, including the Banking Law, which includes certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another company (other than certain financial institutions) under the Banking Law, the bank may be exempt from such requirement and allowed to hold more than 5% of the outstanding shares of such company under amendments to the Banking Law that became effective in April 2014, if, among other exempted cases, a bank’s shareholding contributes to revitalizing a company’s business or the local economy related to such company. In May 2016, the Diet passed legislation to amend the Banking Law to allow banks and bank holding companies with the FSA’s approval to hold controlling interests in certain financial technology companies. The amendments became effective as of April 1, 2017. As a result of the amendments, banks and bank holding companies may now acquire and hold more than 5% of the voting rights in certain financial technology companies, subject to the approval of the Commissioner of the FSA. In May 2017, a bill to amend the Banking Law was passed by the Diet, with the aim to promote affiliation and cooperation between financial institutions and financial technology companies while securing the protection of customers. The amendment became effective in June 2018.

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

In addition, under the April 1, 2017 amendments to the Banking Law, a bank holding company (i) is required to perform certain specified functions as a bank holding company to ensure effective management of its subsidiaries and (ii) is allowed to engage in certain specified common operations of its subsidiaries so as to improve the efficiency of the operations of its group companies.

Capital adequacy.    The capital adequacy guidelines adopted by the FSA that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements.

Basel II, as adopted by the FSA, has been applied to Japanese banks since March 31, 2007. Certain provisions of Basel III have been adopted by the FSA for Japanese banking institutions with international operations conducted through their foreign offices. Basel III is built on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information.

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

Under Basel III, Tier 1 capital is defined to include Common Equity Tier 1 and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of:

•	common stock,

•	capital surplus,

•	retained earnings, and

•	accumulated other comprehensive income.

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

These minimum capital ratios are applicable to MUFG on a consolidated basis and to MUFG Bank and Mitsubishi UFJ Trust and Banking on a consolidated as well as stand-alone basis.

We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2018, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.9%.

The Financial Stability Board identified us as a global systematically important bank, or G-SIB, in its most recent annual report published in November 2017, and is expected to update the list of G-SIB annually. In December 2015, the FSA also designated us as a G-SIB as well as a domestic systemically important bank generally referred to as a “D-SIB.”

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements are currently being phased in and, as of March 31, 2018, we are required to maintain a capital conservation buffer of 1.875% , a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.01% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. When fully implemented on March 31, 2019, we will be required to maintain a capital conservation buffer of 2.5%, a countercyclical buffer of up to 2.5%, and a G-SIB surcharge of 1.5%, assuming we will be in Bucket 2 of the G-SIB list.

In December 2017, the Group of Central Bank Governors and Heads of Supervision released final Basel III reforms. The reforms are designed, among other things, to help reduce excessive variability in risk-weighted assets among banks and improve the comparability and transparency of banks’ risk-based capital ratios. The reforms endorsed by the Group of Central Bank Governors and Heads of Supervision include the following elements:

•	a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;

•	revisions to CVA framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;

•	revisions to the measurement of the leverage ratio and a leverage ratio buffer for G-SIBs, which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and

•	an aggregate output floor, which is designed to ensure that banks’ risk-weighted assets generated by internal models are no lower than 72.5% of risk-weighted assets as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their risk-weighted assets based on these standardized approaches.

Most of the reforms are expected to become effective on January 1, 2022, subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan.

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

City banks, including MUFG Bank, regional banks, trust banks, including Mitsubishi UFJ Trust and Banking, and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2018, the Deposit Insurance Corporation charged an insurance premium equal to 0.046% per year on the deposits in the settlement accounts, and a premium equal to 0.033% per year on the deposits in other accounts.

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

Recovery and resolution plan.    In November 2017, the Financial Stability Board published the latest list of G-SIBs, which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each G-SIB, and the plans must be regularly reviewed and updated. In Japan, under the Banking Law and the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as G-SIBs must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We submitted our recovery plan to the FSA in December 2017.

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

Following the publication of the final TLAC standards for G-SIBs by the Financial Stability Board in November 2015, the FSA published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan on April 15, 2016 and released revisions to the paper on April 13, 2018. According to the FSA’s approach, which is subject to change based on future international discussions, the preferred resolution strategy for G-SIBs in Japan is SPE resolution, in which resolution powers are applied to the top-level entity of a banking group by a single national resolution authority. To implement this SPE resolution strategy effectively, the FSA plans to require bank holding companies of Japanese G-SIBs, which will be the resolution entities, to (i) meet the minimum external TLAC requirements provided under the Financial Stability Board’s TLAC standard, and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the Financial Stability Board’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having Internal TLAC. In addition, under the approach, Japanese G-SIBs would be allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from 2019 and 3.5% of their consolidated risk-weighted assets from 2022 as external TLAC.

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

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Liquidity Coverage Ratio.    Japanese banks and bank holding companies with international operations are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets, which are assets that can be converted easily and immediately into cash in private markets in order to meet the bank’s liquidity needs, to survive in a 30-day financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. Once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to immediately report such failure to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order. A minimum LCR of 90% is required in 2018, and the required minimum ratio is expected to be raised by 10 percentage points to 100% in 2019.

Net Stable Funding Ratio.    The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. In Japan, details of the NSFR requirements are currently under discussion.

Leverage Ratio.    Japanese banks and bank holding companies with international operations are required to disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include the revisions to the measurement of the leverage ratio and a 3% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. These requirements are subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan.

Other major developments relating to international bank capital regulatory standards.    In March 2018, the Basel Committee on Banking Supervision published a consultative document on revisions to the minimum capital requirements for market risk. The proposals included in this consultative document are intended to address issues that the Basel Committee has identified in the course of monitoring the implementation and impact of the market risk standard issued in January 2016. The Committee proposes to revise certain items such as recalibration of standardized approach risk weights for general interest risk, equity risk and foreign exchange risk and the assessment process to determine whether a bank’s internal risk management models appropriately reflect the risks of individual trading desks. The implementation date was set for January 1, 2022.

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

In the FSA’s “Strategic Directions and Priorities 2017-2018” published in November 2017, the FSA announced new supervisory approaches in which it intends to focus on (i) whether financial institutions provide high-quality financial services based on best practices, (ii) whether financial institutions implement measures sufficient to sustain their long-term financial health, (iii) whether financial institutions appropriately respond to issues that are critical to their business on an institution-wide basis from a holistic perspective. To implement these approaches, the FSA announced plans to (i) balance between rule-based supervision and principle-based supervision, (ii) encourage financial institutions to provide more information on their initiatives for customers, and (iii) develop a dynamic supervisory program taking into consideration future changes.

Furthermore, the Securities and Exchange Surveillance Commission of Japan, or SESC, inspects banks in connection with their securities business as well as financial instruments business operators, such as securities firms. The Bank of Japan also conducts inspections of banks. The Bank of Japan Law provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

Laws limiting shareholdings of banks.    The provisions of the Antimonopoly Act that generally prohibit a bank from holding more than 5% of another company’s voting rights do not apply to a bank holding company.

However, the Banking Law prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies. There have recently been amendments to various financial regulation related laws, including the Banking Law, which includes certain deregulations on restrictions for shareholdings by banks, as described above.

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

Subsidiaries of bank holding companies engaging in the securities business are subject to the supervision of the FSA as financial instruments business operators. The Prime Minister has the authority to regulate the securities industry and securities companies, which authority is delegated to the Commissioner of the FSA under the Financial Instruments and Exchange Act. In addition, the SESC, an external agency of the FSA, is independent from the FSA’s other bureaus and is vested with the authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder fair trading of securities, including inspections of securities companies as well as banks in connection with their securities business. Furthermore, the Commissioner of the FSA delegates certain authority to the Director General of the Local Finance Bureau to inspect local securities companies and their branches. A violation of applicable laws and ordinances may result in various administrative sanctions, including revocation of registration, suspension of business or an order to discharge any director or executive officer who has failed to comply with applicable laws and ordinances. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of securities companies.

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

In February 2018, the FSA issued “Guidelines on Anti-Money Laundering and Terrorist Financing” to require financial institutions to further strengthen their management of anti-money laundering and terrorist financing functions and their risk-based approach used in such functions.

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

Act on Special Provisions of the Income Tax Act, the Corporation Tax Act and the Local Tax Act Incidental to Enforcement of Tax Treaties.    Pursuant to the Amendments to the Act on Special Provisions of the Income Tax Act, the Corporation Tax Act and the Local Tax Act Incidental to Enforcement of Tax Treaties, which became effective in January 2017, financial institutions are required to collect certain information from their accountholders, including jurisdictions of tax residence, and report such information to the National Tax Agency in accordance with the Common Reporting Standard as developed by the Organization for Economic Co-operation and Development.

Recent Regulatory Actions.    In June 2018, the SESC issued a recommendation that the FSA impose a ¥218.4 million administrative monetary penalty against Mitsubishi UFJ Morgan Stanley Securities. The SESC is an external agency of the FSA established in 1992 and has the authority to, among other things, investigate market misconduct and recommend administrative actions to the FSA. The SESC found that certain orders to buy and sell 10-year Japanese government bond futures placed by an employee of Mitsubishi UFJ Morgan Stanley Securities in August 2017 amounted to market manipulation. Mitsubishi UFJ Morgan Stanley Securities cooperated with the SESC’s investigation, and continues to work on enhancing its internal controls and compliance framework.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation.

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our U.S. operations by the FRB pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we and MUFG Bank are bank holding companies and foreign banking organizations, as defined pursuant to those statutes. The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

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

In October 2008, we, MUFG Bank, Mitsubishi UFJ Trust and Banking and MUFG Americas Holdings initially attained financial holding company status. In August 2016, Mitsubishi UFJ Trust and Banking relinquished its financial holding company status. Financial holding company status is subject to periodic regulatory review. A financial holding company is authorized to engage in an expanded list of activities deemed to be financial in nature or incidental to such financial activity as well as certain specified non-banking activities deemed to be closely related to banking. In order to maintain the status as a financial holding company, a bank holding company must continue to meet certain standards established by the FRB. Those standards require that a financial holding company exceed the minimum standards applicable to bank holding companies that have not elected to become financial holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in the regulations of the FRB. Failure to meet these standards, due to inadequate capital management or shortcomings in operations, results in restrictions on the ability to engage in expanded activities as a financial holding company. In addition, a financial holding company must ensure that its U.S. banking subsidiaries meet certain minimum standards under the Community Reinvestment Act of 1977.

U.S. branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, operate five branches, two agencies and seven representative offices in the United States. MUFG Bank operates branches in Los Angeles, California; Chicago, Illinois; and two branches in New York, New York; agencies in Houston and Dallas, Texas; and representative offices in Washington, D.C; San Francisco, California; Seattle, Washington; Atlanta, Georgia; Minnetonka, Minnesota; Jersey City, New Jersey; and Florence, Kentucky. Mitsubishi UFJ Trust and Banking operates a branch in New York, New York.

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

U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency, or the OCC, the federal regulator of U.S. national banks. The OCC is an independent bureau of the U.S. Department of the Treasury. Effective November 7, 2017, all of the branches and agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking in the United States converted from state-licensed branches and agencies to federally-licensed branches and agencies supervised and regulated by the OCC. MUFG Bank is currently in litigation with the New York State Department of Financial Services regarding the license conversion of the New York branches of MUFG Bank and Mitsubishi UFJ Trust and Banking. See “Item 8.A. Financial Information—Legal Proceedings.”

When opening a federal branch or agency, a foreign bank must establish and maintain a deposit account with an FRB member bank of at least (1) the amount of capital that would be required of a national bank being organized at the same location or (2) five percent of the total liabilities of the federal branch or agency, including acceptances but excluding (i) accrued expenses and (ii) amounts due and other liabilities to offices, branches, and subsidiaries of the foreign bank, whichever is greater. Federally-licensed branches and agencies must also submit written reports concerning their assets and liabilities and other matters, to the extent required by the OCC or the FRB, and are examined at periodic intervals by the OCC and the FRB.

U.S. banking subsidiaries.    We indirectly own and control one U.S. bank, MUFG Union Bank, N.A. (known prior to July 1, 2014 as Union Bank, N.A.), through MUFG Bank and its subsidiary, MUFG Americas Holdings, a registered bank holding company.

MUFG Union Bank is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

In regulating national banks such as MUFG Union Bank, the OCC has the power to examine those banks; approve or deny applications for new charters, branches, capital, or other changes in corporate or banking structure; take supervisory actions against national banks that do not comply with laws and regulations or that otherwise engage in unsound practices; remove officers and directors, negotiate agreements to change banking practices, and issue cease and desist orders as well as civil money penalties; and issue rules and regulations, legal interpretations, and corporate decisions governing investments, lending, and other practices. The OCC’s staff of bank examiners conducts on-site reviews and provides sustained supervision of national banks. Examiners analyze loan and investment portfolios, funds management, capital, earnings, liquidity, and sensitivity to market risk for national banks. Examiners also review internal controls, internal and external audit, and compliance with law, and evaluate management’s ability to identify and control risk.

In addition, the FDIC insures the deposits of MUFG Union Bank up to legally specified maximum amounts. In the event of a failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding FRB policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support such banks.

Bank capital requirements and capital distributions.    MUFG Union Bank is subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. In addition, MUFG Bank and Mitsubishi UFJ Trust and Banking, as foreign banking organizations that have U.S. branches and agencies and that are controlled by us, are subject to the FRB’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards. MUFG Union Bank, MUFG Bank, Mitsubishi UFJ Trust and Banking, and MUFG Americas Holdings are all “well capitalized” as defined under, and otherwise comply with, all U.S. regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would be undercapitalized after making such distribution or paying such dividend or fee.

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

Regulatory Reform Legislation.    In response to the global financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that affect financial institutions operating in the United States, including our U.S. operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Key provisions that impact our operations are summarized below. However certain regulatory rules under the Dodd-Frank Act are not yet finalized, require further interpretive guidance by the relevant supervisory agencies, or do not yet require us to fully implement compliance procedures. Accordingly, while the legislation has an impact on our operations, including the imposition of significant compliance costs, we are unable to assess with certainty the full degree of impact of the Dodd-Frank Act on our operations at this time.

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

With respect to the Dodd-Frank Act provisions related to enhanced prudential standards, in February 2014 the FRB issued final rules that established enhanced prudential standards for the U.S. operations of foreign banking organizations such as MUFG. These rules required us to organize by July 1, 2016 all of our U.S. bank and non-bank subsidiaries, with certain limited exceptions, under a U.S. IHC that is subject to U.S. capital requirements and enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. Under these rules, we were required to change the structure of our U.S. operations, including the manner in which we oversee and manage those operations, and may be required to inject additional capital into our U.S. operations. We have designated MUFG Americas Holdings as our IHC.

MUFG Americas Holdings is subject to various U.S. prudential requirements and has become subject to others with the designation of MUFG Americas Holdings as our IHC as of July 1, 2016. MUFG Americas Holdings was previously subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. MUFG Americas Holdings was also subject to capital planning and stress testing requirements. MUFG Americas Holdings is now subject to the capital planning and stress testing requirements and certain enhanced prudential standards applicable to IHCs. On June 22, 2017, the FRB released the results of the 2017 Dodd-Frank Act stress tests. It found that, even in the severely adverse economic stress test scenario, MUFG Americas Holdings would maintain capital ratios well above the required minimum levels. On June 28, 2017, the FRB announced that it had no objections to the capital plan submitted by MUFG Americas Holdings as part of the 2017 Comprehensive Capital Analysis and Review, or CCAR. The FRB announced early in 2017 that MUFG Americas Holdings would not be subject to the qualitative portion of the CCAR.

The FRB has the authority to examine an IHC and any of its subsidiaries. U.S. leverage requirements applicable to the IHC took effect beginning in January 2018. MUFG Americas Holdings is subject to a requirement to maintain an LCR equal to at least 100% based on total projected net cash outflows over a 30-calendar day period, effectively using net cash outflow assumptions equal to 70% of the outflow assumptions prescribed for internationally active banking organizations. Our combined U.S. operations, including MUFG Bank’s and Mitsubishi UFJ Trust and Banking’s branches, are also subject to certain requirements related to liquidity and risk management.

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

U.S. regulators continue to issue final regulations and regulatory determinations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. To date, MUFG Bank and Mitsubishi UFJ Securities International, plc, have registered as swap dealers with the U.S. Commodity Futures Trading Commission, or CFTC. Depending on the finalization of regulations and regulatory determinations governing swaps and derivatives markets under the Dodd-Frank Act, as well as the activities of our other subsidiaries located inside and outside of the United States, our other subsidiaries may have to register as swap dealers with, or be subject to the regulations of, the CFTC and/or SEC. Regulation of swap dealers by the CFTC and SEC imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution, and other regulatory requirements on our operations, which may adversely impact our derivatives businesses and make us less competitive than those competitors that are not subject to the same regulations. Although many regulations applicable to swap dealers are already in effect, it is difficult to assess the full impact of these requirements because some of the most important regulatory determinations have not yet been implemented or finalized. For example, U.S. regulators have adopted guidance and rules on the application of U.S. regulations to activities of registered swap dealers outside of the United States. The extraterritorial application of swap dealer regulatory requirements imposes significant operational and compliance burdens on our swaps activities outside of the United States.

On June 14, 2018, the FRB approved a final rule regarding single counterparty credit limits, or SCCL, for large banking organizations. The SCCL final rule is considered the last major piece of regulatory action needed to implement Section 165(e) of the Dodd-Frank Act. Section 165(e) was a response to the concern that failure or financial distress of one large, interconnected financial institution could cascade through the U.S. financial system and impair the financial condition of that firm’s counterparties, including other large, interconnected firms. Section 165(e) generally, and the SCCL final rule specifically, seek to mitigate this risk by limiting the aggregate exposure among such financial institutions and their counterparties. The deadlines for compliance with the requirements of the final rule are in 2020. We are currently analyzing the requirements of the final rule and its impact on MUFG.

Foreign Account Tax Compliance Act.    The Hiring Incentives to Restore Employment Act was enacted in March 2010 and contains provisions commonly referred to as the Foreign Account Tax Compliance Act, or FATCA. The U.S. Treasury, acting through the Internal Revenue Service, or the IRS, issued final FATCA regulations in January 2013.

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

Capital Adequacy.    MUFG Americas Holdings and MUFG Union Bank are required to maintain minimum capital ratios in accordance with rules issued by the U.S. Federal banking agencies. In July 2013, the U.S. Federal banking agencies issued final rules to implement the Basel Committee on Banking Supervision’s capital guidance for U.S. banking organizations, or U.S. Basel III. These rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. These rules supersede the U.S. federal banking agencies’ general risk-based capital rules generally referred to as Basel I, the advanced approaches rules generally referred to as Basel II, which are applicable to certain large banking organizations, and leverage rules, and are subject to certain transition provisions. MUFG Americas Holdings became subject to the U.S. Basel III capital rules in January 2015, with certain provisions subject to a phase-in period, while MUFG Union Bank continues to be subject to the U.S. Basel III capital rules which became effective for advanced approaches institutions on January 1, 2014. The U.S. Basel III capital rules are scheduled to be substantially phased in by January 1, 2019.

Both MUFG Americas Holdings and MUFG Union Bank are subject to the following regulatory minimum risk-based capital ratios: (1) 4.5% Common Equity Tier 1 capital ratio, (2) 6.0% Tier 1 capital ratio and (3) 8.0% total capital ratio. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements.

In addition to these regulatory minimum ratio requirements, MUFG Americas Holdings and MUFG Union Bank will become subject to a fully phased-in capital conservation buffer requirement of 2.5%. The phase-in period for the capital conservation buffer commenced on January 1, 2016 at 0.625% with applicable rates increasing in each successive January until its full implementation on January 1, 2019. MUFG Americas Holdings and MUFG Union Bank are also subject to a Tier 1 leverage ratio regulatory minimum requirement of 4% and a well-capitalized prompt corrective action standard of 5%.

In October 2015, the FRB proposed long-term debt and TLAC requirements for U.S. globally systemically important bank holding companies and U.S. IHCs of non-U.S. globally systemically important banks, including MUFG Americas Holdings. In December 2016, the FRB finalized rules imposing such requirements. Under the final rules, a covered IHC such as MUFG Americas Holdings is required to maintain a minimum amount of eligible long-term debt issued to a non-U.S. parent entity that could be cancelled or converted to equity in order to absorb losses and recapitalize the IHC’s operating subsidiaries at or near the point of resolution. A covered IHC is also required to maintain a minimum level of eligible TLAC issued to a non-U.S. parent entity consisting of regulatory capital and eligible long-term debt and maintain related buffers consisting of Common Equity Tier 1 capital. In addition, an IHC is restricted from issuing short-term debt and certain other types of liabilities that are structurally senior to eligible long-term debt. MUFG Americas Holdings will be required to comply with these rules by January 1, 2019. Pursuant to 12 CFR § 252.164(a), we have certified to the FRB that we plan to follow an SPE resolution strategy, and that MUFG Americas Holdings would therefore be considered a “non-resolution covered IHC.”

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

During the fiscal year ended March 31, 2018, one of our non-U.S. subsidiaries engaged in business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our non-U.S. banking subsidiary, MUFG Bank, issued letters of credit and guarantees and provided remittance and other settlement services mainly in connection with customer transactions related to the purchase and exportation of Iranian crude oil to Japan, and in some cases, in connection with other petroleum-related transactions with Iran by its customers. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2018, the aggregate interest and fee income relating to these transactions was less than ¥130 million, representing less than 0.005 percent of our total interest and fee income. Some of these transactions were conducted through the use of non-U.S. dollar correspondent accounts and other similar settlement accounts maintained with MUFG Bank outside the United States by Iranian financial institutions and other entities in, or affiliated with, Iran. In addition to such accounts, MUFG Bank receives deposits in Japan from, and provides settlement services in Japan to, fewer than 10 Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats in Japan, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2018, the average aggregate balance of deposits held in these accounts represented less than 0.1 percent of the average balance of our total deposits. The fee income from the transactions attributable to these account holders was less than ¥7 million, representing less than 0.001 percent of our total fee income. MUFG Bank also holds loans that were arranged prior to changes in applicable laws and regulations to borrowers in, or affiliated with, Iran, including entities owned by the Iranian government, the outstanding balance of which was less than ¥50 million, representing less than 0.0001 percent of our total loans, as of March 31, 2018. For the fiscal year ended March 31, 2018, the aggregate gross interest and fee income relating to these loan transactions was less than ¥20 million, representing less than 0.001 percent of our total interest and fee income.

MUFG Bank recognizes that following the withdrawal in May 2018 by the United States from the Joint Comprehensive Plan of Action, the United States is planning to re-impose secondary sanctions against non-U.S.

persons who engage in or facilitate a broad range of transactions and activities involving Iran. Although MUFG Bank expects to continue to participate in certain types of transactions relating to Iran, MUFG Bank will take the recent sanctions related developments into account and monitor its transactions as part of its efforts to comply with applicable U.S. and Japanese regulations as well as U.S., Japanese and other international sanctions.

C.	Organizational Structure

The following chart presents our corporate structure summary as of March 31, 2018:

Note:

(1)	MUFG Bank, Ltd. was renamed from The Bank of Tokyo-Mitsubishi UFJ, Ltd. on April 1, 2018. The chart above reflects the name change.

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2018:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
MUFG Bank, Ltd. (1)	Japan	100.00%	100.00%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
MU Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.	Japan	100.00%	100.00%
kabu.com Securities Co., Ltd.	Japan	59.27%	59.28%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	100.00%	100.00%
Japan Digital Design, Inc	Japan	100.00%	100.00%
Mitsubishi UFJ Home Loan Credit Co., Ltd.	Japan	99.88%	99.88%
MUFG Americas Holdings Corporation	USA	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
MUFG Investor Services Holdings Limited	Bermuda	100.00%	100.00%
MUFG Securities EMEA plc	UK	100.00%	100.00%
MUFG Securities Asia Limited	China	100.00%	100.00%
MUFG Securities Asia (Singapore) Limited	Singapore	100.00%	100.00%
MUFG Securities (Canada), Ltd.	Canada	100.00%	100.00%

Note:
(1)	MUFG Bank, Ltd. was renamed from The Bank of Tokyo-Mitsubishi UFJ, Ltd. on April 1, 2018. The chart above reflects the name change.

D.	Property, Plant and Equipment

Premises and equipment as of March 31, 2017 and 2018 consisted of the following:

	As of March 31,
	2017	2018
	(in millions)
Land	¥385,961	¥370,669
Buildings	750,232	739,665
Equipment and furniture	650,120	659,699
Leasehold improvements	303,130	311,645
Construction in progress	46,375	119,195

Total	2,135,818	2,200,873
Less accumulated depreciation	1,141,547	1,187,285

Premises and equipment—net	¥994,271	¥1,013,588

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2018, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.

The following table presents the book values of our material offices and other properties as of March 31, 2018:

Book Value
(in millions)
Owned land	¥370,669
Owned buildings	177,681

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2018, we invested approximately ¥159,003 million, primarily for office renovations and relocation.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are the holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd.), or “BK,” Mitsubishi UFJ Trust and Banking Corporation, or “TB,” Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or “SCHD,” an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd. and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers in Japan and abroad.

Financial Results for the Fiscal Year Ended March 31, 2018 Compared to the Fiscal Year Ended March 31, 2017

Net income attributable to Mitsubishi UFJ Financial Group increased ¥1,025.5 billion to ¥1,228.2 billion for the fiscal year ended March 31, 2018 from ¥202.7 billion for the previous fiscal year. This increase was primarily due to an increase in non-interest income reflecting smaller trading account losses compared to the previous fiscal year, as well as the reversal of credit losses recorded in the fiscal year ended March 31, 2018. Our business and results of operations, as well as our assets and liabilities, continued to be affected by fluctuations in interest rates. Long-term interest rates in the United States rose at a more moderate pace during the fiscal year ended March 31, 2018, compared to the previous fiscal year, resulting in smaller losses on the fair values of U.S. Treasury bonds and positively affecting our net profits on interest rate contracts. In the United States, the yields on 10-year U.S. Treasury bonds rose from around 1.85% to around 2.38% from mid-November 2016 to March 2017, and then rose to around 2.74% in March 2018. In addition, we recorded reversal of credit losses for the fiscal year ended March 31, 2018, compared to provision for credit losses for the previous fiscal year as the financial performance of various borrowers improved.

The following table presents some key figures relating to our financial results:

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions, except per share data)
Net interest income	¥2,261.4	¥2,221.1	¥2,230.3
Provision for (reversal of) credit losses	231.9	253.7	(240.8)
Non-interest income	2,407.7	1,196.7	1,935.1
Non-interest expense	3,274.5	2,891.6	2,744.4
Income before income tax expense	1,162.7	272.5	1,661.8
Net income before attribution of noncontrolling interests	793.2	178.1	1,254.0
Net income attributable to Mitsubishi UFJ Financial Group	802.3	202.7	1,228.2
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	57.51	14.68	92.10

Our net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2018 mainly reflected the following:

Net interest income.    Net interest income increased ¥9.2 billion to ¥2,230.3 billion for the fiscal year ended March 31, 2018 from ¥2,221.1 billion for the previous fiscal year. The increase was mainly due to higher foreign interest income, reflecting higher average balance and interest rates on foreign loans and deposits in other banks, particularly in the United States. This increase was partially offset by an increase in interest expense, reflecting higher interest paid on deposits in the United States and higher U.S. dollar funding rates in Japan.

Provision for credit losses.    For the fiscal year ended March 31, 2018, we recorded ¥240.8 billion of reversal of credit losses, compared to ¥253.7 billion of provision for credit losses for the previous fiscal year. This improvement mainly reflected the improvements in the financial performance of some large borrowers in the domestic electronics manufacturing industry, some foreign borrowers in the oil and gas sector, and a broader number of small and medium-sized borrowers in the domestic manufacturing industry.

Non-interest income.    Total non-interest income increased ¥738.4 billion to ¥1,935.1 billion for the fiscal year ended March 31, 2018 from ¥1,196.7 billion for the previous fiscal year. This increase in non-interest income was mainly due to an improvement in net trading account losses resulting from the more moderate pace of increases interest rates in the United States. We also recorded lower net foreign exchange losses primarily due to the depreciation of the Japanese yen against the euro.

Non-interest expense.    Total non-interest expense decreased ¥147.2 billion to ¥2,744.4 billion for the fiscal year ended March 31, 2018 from ¥2,891.6 billion for the previous fiscal year. This improvement was mainly due to ¥96.1 billion of reversal of off-balance sheet credit instruments in the fiscal year ended March 31, 2018, compared to ¥106.6 billion of provision for off-balance sheet credit instruments for the previous fiscal year. This improvement was partially offset by higher expenses for global financial regulatory compliance purposes and larger investment in digitalization.

Core Business Groups

The following table sets forth the relative contributions of our five core business groups and Other to our operating profit for the fiscal years ended March 31, 2017 and 2018 based on our business segment information.

During the fiscal year ended March 31, 2018, we made certain modifications to our business segments’ internal management accounting rules and practices, and, as a result, prior period segment information has been restated to enable comparison between relevant amounts for the fiscal years ended March 31, 2017, and 2018. For further information, see “—A. Operating Results—Business Segment Analysis.”

	Customer Business					Global Markets Business Group	Other	Total
	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)
	(in billions)
Fiscal year ended March 31, 2017:
Net revenue	¥1,198.1	¥1,029.0	¥1,303.2	¥173.1	¥3,526.3	¥582.9	¥2.7	¥4,111.9
Operating expenses	972.4	576.5	821.0	112.2	2,335.9	213.2	167.0	2,716.1

Operating profit (loss)	¥225.7	¥452.5	¥482.2	¥60.9	¥1,190.4	¥369.7	¥(164.3)	¥1,395.8

Fiscal year ended March 31, 2018:
Net revenue	¥1,226.9	¥1,003.2	¥1,279.6	¥186.7	¥3,514.8	¥477.2	¥(24.8)	¥3,967.2
Operating expenses	960.8	580.7	857.3	116.9	2,363.8	222.7	156.6	2,743.1

Operating profit (loss)	¥266.1	¥422.5	¥422.3	¥69.8	¥1,151.0	¥254.5	¥(181.4)	¥1,224.1

Note:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥177.1 billion of net revenue, ¥146.2 billion of operating expenses and ¥30.9 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2017, and ¥181.6 billion of net revenue, ¥151.9 billion of operating expenses and ¥29.7 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2018. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.

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

Summary of Our Financial Condition as of March 31, 2018 Compared to March 31, 2017

The following table presents some key asset figures:

	As of March 31,
	2017	2018
	(in billions)
Total assets	¥297,185.0	¥300,570.3
Net loans	117,032.8	116,271.8
Loans, net of unearned income, unamortized premiums and deferred loan fees	118,215.0	117,035.9
Allowance for credit losses	(1,182.2)	(764.1)
Investment securities	43,233.6	43,654.2
Available-for-sale securities	39,090.1	39,504.7
Held-to-maturity securities	3,587.3	3,582.9
Other investment securities	556.2	566.6
Trading account assets	41,320.0	35,186.7
Trading securities	22,486.9	22,601.5
Trading derivative assets	18,833.1	12,585.2
Cash, due from banks and interest-earning deposits in other banks	64,009.7	75,858.1
Cash and due from banks	25,682.7	32,648.4
Interest-earning deposits in other banks	38,327.0	43,209.7

The increase in total assets of ¥3,385.3 billion is primarily due to higher volumes of cash, due from banks and interest-earning deposits in other banks, partially offset by a decrease in trading account assets.

Total loans outstanding as of March 31, 2018 decreased ¥1,179.1 billion to ¥117,035.9 billion from ¥118,215.0 billion as of March 31, 2017. The decrease was primarily due to repayments by some large domestic manufacturers and repayments of loans made to fund several large-scale corporate acquisition transactions.

Total investment securities increased ¥420.6 billion to ¥43,654.2 billion as of March 31, 2018 from ¥43,233.6 billion as of March 31, 2017, primarily due to an increase of ¥414.6 billion in available-for-sale securities. This increase in available-for-sale securities was mainly due to higher unrealized gains on marketable equity securities.

Trading account assets as of March 31, 2018 decreased ¥6,133.3 billion to ¥35,186.7 billion from ¥41,320.0 billion as of March 31, 2017. This decrease was mainly due to a decrease in trading derivative assets as a result of the application of new accounting rules for derivative transactions through central counterparty clearing houses.

Cash, due from banks and interest-earning deposits in other banks increased ¥11,848.4 billion to ¥75,858.1 billion as of March 31, 2018 from ¥64,009.7 billion as of March 31, 2017, mainly due to an increase in the volume of deposits with the Bank of Japan.

The following table presents some key liability figures:

	As of March 31,
	2017	2018
	(in billions)
Total liabilities	¥282,420.3	¥284,924.5
Total deposits	190,401.6	195,674.6
Domestic	144,840.4	149,602.1
Overseas	45,561.2	46,072.5
Payables under repurchase agreements(1)	17,693.4	18,134.6
Payables under securities lending transactions	5,549.0	8,170.2
Other short-term borrowings	7,969.5	6,881.1
Trading account liabilities	18,790.1	12,222.3
Long-term debt(1)	26,131.5	27,069.6

Note:

(1)	Reflects the changes in presentation adopted in the fiscal year ended March 31, 2018, where long-term payables under repurchase agreements are no longer included in long-term debt but are aggregated with short-term payables under repurchase agreements in payables under repurchase agreements, and applied to the fiscal years ended March 31, 2017. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Total liabilities increased ¥2,504.2 billion to ¥284,924.5 billion as of March 31, 2018 from ¥282,420.3 billion as of March 31, 2017. The increase was mainly due to increases in domestic deposits and payables under securities lending transactions. The increase in domestic deposits was mainly due to an increase in interest-bearing deposits from retail customers in Japan. Payables under securities lending transactions increased as investor preference in Japan shifted from deposits back to investments in the money market during the fiscal year ended March 31, 2018. These increases were partially offset by a decrease in trading account liabilities as a result of the application of new accounting rules for derivative transactions through central counterparty clearing houses.

The following table presents some key shareholders’ equity figures:

	As of March 31,
	2017	2018
	(in billions)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥13,985.5	¥14,970.2
Retained earnings	4,171.2	5,185.3
Accumulated other comprehensive income, net of taxes	2,281.4	2,477.3
Treasury stock, at cost	(514.0)	(522.9)

As of March 31, 2018, treasury stock was ¥522.9 billion compared to ¥514.0 billion as of March 31, 2017, as a result of the market repurchase of shares by the trustee of the trust for our performance-based stock compensation plan. For further information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Capital Ratios

MUFG’s Common Equity Tier 1 capital ratio, Tier 1 capital ratio and Total capital ratio calculated in accordance with Basel III requirements as adopted by the FSA, were 12.58%, 14.32% and 16.56% as of March 31, 2018, respectively, compared to 11.76%, 13.36% and 15.85% as of March 31, 2017, respectively. MUFG was required to maintain minimum Common Equity Tier 1 capital, Tier 1 capital and Total capital ratios of 4.50%, 6.00% and 8.00%, respectively, plus a capital conservation buffer of 1.875%, a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.01% as of March 31, 2018. The underlying figures for these ratios were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Leverage Ratios

MUFG’s leverage ratio in accordance with Basel III as of March 31, 2018, was 5.01%, compared to 4.81% as of March 31, 2017. The minimum leverage ratio requirement endorsed by the Group of Central Bank Governors and Heads of Supervision is 3.0%. The underlying figures for the ratio were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Liquidity Coverage Ratios

MUFG’s Liquidity Coverage Ratio, or LCR, in accordance with Basel III as adopted by the FSA for the three months ended March 31, 2018 was 144.8%, compared to 137.9% for the three months ended March 31, 2017. MUFG was required to maintain a minimum LCR of 90% during the period from January 1 to December 31, 2018. The figures underlying the ratio were calculated in accordance with Japanese banking regulations.

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

General Economic Conditions

During the fiscal year ended March 31, 2018, the global economy stayed on a moderately improving trend. Uncertainties grew, however, concerning future global economic trends in light of recent changes in economic, monetary and trade policies and geopolitical developments in various jurisdictions, which have contributed to higher volatility in the financial market.

Japan’s economic growth continued at a moderate pace but lacked momentum with the quarter-on-quarter real GDP growth rate being 0.5% for each of the quarters ended June 30, 2017 and September 30, 2017, and 0.3% for the quarter ended December 31, 2017, although the rate for the quarter ended March 31, 2018 was negative 0.2%. The year-over-year real GDP growth rate was 1.6% for the quarter ended June 30, 2017, 2.0% for the quarter ended September 30, 2017, 1.9% for the quarter ended December 31, 2017 and 1.1% for the quarter ended March 31, 2018. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.4% and positive 0.5% on a month-on-month basis and between 0.2% and 1.5% on a year-over-year basis in the fiscal year ended March 31, 2018. During the same period, the unemployment rate in Japan remained low, declining to 2.5% for March 2018. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan for the fiscal year ended March 31, 2018 was 8,285, a 2% increase from the previous fiscal year, remaining lower level than the fiscal year ended March 31, 2016. The total liabilities of companies that filed for legal bankruptcy in the 12 months ended March 31, 2018 were ¥1,693 billion, a 13.0% decrease from the previous fiscal year. The Japanese economy remains subject to the continuing deflationary pressure, increasing public debt, intensifying trade conflicts, and various other factors that could adversely affect its economic conditions.

The U.S. economy expanded with the quarter-on-quarter annualized real GDP growth rate being 3.1% for the quarter ended June 30, 2017, 3.2% for the quarter ended September 30, 2017, 2.9% for the quarter ended December 31, 2017 and 2.2% for the quarter ended March 31, 2018. The year-over-year real GDP growth rate was 2.2% for the quarter ended June 30, 2017, 2.3% for the quarter ended September 30, 2017, 2.6% for the quarter ended December 31, 2017 and 2.8% for the quarter ended March 31, 2018. The U.S. economic growth was supported by the improvement in the labor market, higher wages and increased corporate production activities. However, the long-term prospects of the U.S. economy remain uncertain in light of the changes in the government’s economic, monetary, trade and foreign relations policies under the Trump administration, and various other factors.

The Eurozone’s economic growth continued at a slow rate with the quarter-on-quarter real GDP growth rate being 0.7% for each of the quarters ended June 30, 2017, September 30, 2017 and December 31, 2017, and 0.4% for the quarter ended March 31, 2018. The year-over-year real GDP growth rate was 2.5% for the quarter ended June 30, 2017, 2.8% for the quarter ended September 30, 2017, 2.8% for the quarter ended December 31, 2017 and 2.5% for the quarter ended March 31, 2018. During the same period, the unemployment rate in the Eurozone declined to 8.5% for March 2018. There are still uncertainties in the Eurozone economy, including the process and ramifications of the United Kingdom’s withdrawal from the European Union and the large accumulation of non-performing loans in some European peripheral countries.

In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrialized Economies) generally improved but the economic growth remained relatively modest during the fiscal year ended March 31, 2018. In China, economic conditions continued to improve at a moderate pace during the fiscal year, with some downward pressure on economic growth resulting from structural adjustments still remaining. China’s quarter-on-quarter real GDP growth rate was 1.8% for the quarter ended June 30, 2017, 1.8% for the quarter ended September 30, 2017, 1.6% for the quarter ended December 31, 2017 and 1.4% for the quarter ended March 31, 2018. China’s year-over-year real GDP growth rate was 6.9% for the quarter ended June 30, 2017 and 6.8% for each of the quarters ended September 30, 2017, December 31, 2017 and March 31, 2018. The Thai economy was on a moderate recovering trend during the fiscal year ended March 31, 2018, with varying degrees of impact on the financial conditions of consumers and small and medium-sized enterprises. Thailand’s quarter-on-quarter real GDP growth rate was 1.3% for the quarter ended June 30, 2017, 1.0% for the quarter ended September 30, 2017, 0.5% for the quarter ended December 31, 2017 and 2.0% for the quarter ended March 31, 2018. Thailand’s year-over-year real GDP growth rate was 3.9% for the quarter ended June 30, 2017, 4.3% for the quarter ended September 30, 2017, 4.0% for the quarter ended December 31, 2017 and 4.8% for the quarter ended March 31, 2018. Although there were some signs of further economic growth in ASEAN and NIEs, such as growth in exports to developed countries and larger investments in infrastructure projects in the region, uncertainties still remain in light of, among other things, potential trade conflicts and geopolitical issues.

Interest Rates

The yield on 10-year Japanese government bonds fluctuated between negative 0.009% and positive 0.104% during the fiscal year ended March 31, 2018. However, interest rates remained at historically low levels in Japan. The Bank of Japan maintained a “quantitative and qualitative monetary easing with negative interest rates” policy until September 2016. Under this policy, the Bank of Japan increased its aggregate holding of Japanese government bonds by approximately ¥80 trillion each year and applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, aiming to achieve the price stability target of 2%. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. The yield on 10-year Japanese government bonds was 0.07% on March 31, 2017 and 0.04% on March 30, 2018. The yield currently fluctuates around 0.04%.

In the United States, the FRB raised the target range for the federal funds rate to between1.0% and 1.25% in June 2017, to between 1.25% and 1.50% in December 2017, and then to between 1.50% and 1.75% in March 2018. The 10-year U.S. Treasury bond yield increased from 2.4% at the end of March 2017 to 2.74% at the end of March 2018, while fluctuating between 2.05% and 2.94% during the period. The yield currently fluctuates around 2.85%.

The yield on 10-year German Bunds increased from 0.328% at the end of March 2017 to 0.497% as of March 30, 2018, while fluctuating between 0.156% and 0.767% during the period. The yield currently fluctuates around 0.350%. The yield on 10-year French Obligations Assimilables du Trésor decreased from 0.970% at the end of March 2017 to 0.721% as of March 30, 2018, while fluctuating between 0.583% and 1.018% during the period. The yield currently fluctuates around 0.720%.

Foreign Currency Exchange Rates

The Japanese yen appreciated against the U.S. dollar from ¥111.39 to the U.S. dollar as of March 31, 2017 to ¥106.28 to the U.S. dollar as of March 30, 2018, while fluctuating between ¥104.74 to the U.S. dollar and

¥114.28 to the U.S. dollar during the period. The Japanese yen has since been fluctuating around ¥110.70 to the U.S. dollar.

The Japanese yen was on a generally depreciating trend against the euro for the fiscal year ended March 31, 2018, with the exchange rate increasing from ¥118.67 to the euro as of March 31, 2017 to ¥130.97 to the euro as of March 30, 2018. The Japanese yen has since been fluctuating around ¥128.90 to the euro.

Similarly, the Japanese yen was on a generally depreciating trend against the Thai baht for the fiscal year ended March 30, 2018, with the exchange rate increasing from ¥3.24 to the Thai baht as of March 31, 2017 to ¥3.41 to the Thai baht as of March 31, 2018. The Japanese yen has since been o fluctuating around ¥3.35 to the Thai baht.

Stock and Real Estate Prices

The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥18,909.26 on March 31, 2017 to ¥21,454.30 on March 30, 2018. On June 2, 2017, the closing price of the Nikkei Stock Average exceeded ¥20,000 for the first time since December 2015. The closing price of the Nikkei Stock Average reached ¥23,849.99, on January 9, 2018, the highest closing price since November 1991, and has since been fluctuating around ¥22,300. The Japanese stock market has been positively affected by the recent stock price momentum in the United States.

According to a land price survey conducted by the Japanese government, between January 1, 2017 and January 1, 2018, the average residential land price in Japan increased 0.3%, and the average commercial land price in Japan increased 1.9%. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, between January 1, 2017 and January 1, 2018, the average residential land price increased 0.7% and the average commercial land price also increased 3.9%. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, between January 1, 2017 and January 1, 2018, the average residential land price decreased 0.1% and the average commercial land price turned to positive 0.5%.

Recent Developments

During the fiscal year ended March 31, 2018, we continued to pursue a strategy to improve our operational efficiency and financial performance and achieve sustainable growth. We sought to strengthen our management structure, while selectively reviewing and considering growth opportunities that would enhance our global competitiveness. We also continued to monitor regulatory developments and pursue prudent transactions that would create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In addition, in order to respond to the increasingly complex market and legal risks, we continued to endeavor to enhance our compliance and internal control frameworks. Starting in the current fiscal year ending March 31, 2019, we launched our new three-year medium-term business plan, under which we aim to integrate the expertise and capabilities of our subsidiaries to build a foundation for future growth.

Implementation of Share Repurchase Programs and Cancellation of Purchased Shares

During May 2018 and June 2018, we repurchased 72,420,700 shares of our common stock for ¥49,999,969,714 under a share repurchase program that was adopted in May 2018 and completed in June 2018. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 100,000,000 shares of our common stock and an aggregate of ¥50.0 billion between May 16, 2018 and June 30, 2018 and to cancel the repurchased shares. We plan to cancel all of the repurchased shares on July 20, 2018. Based on the Japanese GAAP information used to calculate our capital ratios as of March 31, 2018, we estimate that the repurchased shares would result in a decline in each of our Common Equity Tier 1 capital ratio, our Tier 1 capital ratio and our total capital ratio by approximately 0.05 percentage point.

During November 2017 and December 2017, we repurchased 127,666,900 shares of our common stock for ¥99,999,957,675 under a share repurchase program that was adopted in November 2017 and completed in December 2017.

During May 2017 and June 2017, we repurchased 141,158,900 shares of our common stock for ¥99,999,941,022 under a share repurchase program that was adopted in May 2017 and completed in June 2017.

The purposes of the above three share repurchase programs were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.

Issuances of Senior Debt Securities for TLAC Purposes

During and after the fiscal year ended March 31, 2018, we issued $7.7 billion, or ¥815.9 billion, €2.0 billion, or ¥255.3 billion, AU$0.2 billion, or ¥17.6 billion, and HK$0.3 billion, or ¥4.2 billion, aggregate principal amount of senior notes that were intended to qualify as Total Loss Absorbing Capacity, or TLAC, debt. Since our first issuance of senior notes intended to qualify as TLAC debt in March 2016, we have issued approximately ¥2,574.6 billion aggregate principal amount of such senior notes.

In March 2018, we repurchased through tender offers $850.0 million aggregate principal amount of our outstanding 2.95% senior notes due March 1, 2021 and $150.0 million aggregate principal amount of our outstanding floating rate senior notes due March 1, 2021 for a total repurchase price of ¥ 107.9 billion. All of the repurchased senior notes were cancelled.

Under the Financial Stability Board’s TLAC standard, we are required to hold TLAC debt in an amount not less than 16% of our risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022. We plan to issue additional senior debt securities intended to qualify as

TLAC debt to meet the requirements, although TLAC requirements for Japanese financial institutions, including us, have not yet been finalized. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Redemption of Preferred Securities Issued by Special Purpose Company

In January 2018, we redeemed in full ¥150.0 billion of Japanese yen-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 6 Limited.

Issuances of Basel III-Compliant Domestic Subordinated Bonds

In October 2017, we issued, in a public offering in Japan, ¥320.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator. Since our first issuance of unsecured perpetual subordinated Additional Tier 1 notes with similar terms in March 2015, we have issued ¥1,270.0 billion aggregate principal amount of such notes, including the October 2017 issuance. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan.”

Strategic Investment in Bank Danamon in Indonesia

In December 2017, MUFG Bank entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. and other affiliated entities to acquire their equity interests in PT Bank Danamon Indonesia, Tbk, or Danamon, subject to applicable regulatory approvals. This strategic acquisition of Danamon is being executed in three steps. In Step 1, MUFG Bank acquired an initial 19.9% equity interest in Danamon on December 29, 2017 for an aggregate purchase price of IDR 15.875 trillion, or ¥133.4 billion, based on a price of IDR 8,323, or ¥70, per share. In Step 2, MUFG Bank intends to acquire an additional 20.1% equity interest to increase its equity interest in Danamon to 40% with regulatory and other relevant approvals. This additional acquisition is expected to be completed by September 2018. Upon completion of Step 2, MUFG Bank intends to seek the necessary approvals to increase its equity interest in Danamon above 40% in a transaction that is designed to provide an opportunity for all of the other existing Danamon shareholders to either remain as shareholders or receive cash from MUFG Bank. Upon the closing of Step 3, MUFG Bank aims to increase its equity interest in Danamon to above 73.8%.

This investment is part of our strategic plan to expand our presence in Asia and Oceania and contribute to the economic growth in the region. The investment is expected to enable us to leverage our financial strength, relationships with Japan’s leading companies, and global network as well as our product and sectorial expertise to further enhance our growth strategy. In our capacity as a long-term shareholder, we aim to build on Danamon’s established and respected brand franchise to foster synergies and enhance Danamon’s position as a leading and prominent Indonesian bank that remains committed to delivering high quality services to its customers.

Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Danamon provides banking and financial products and services to consumer, micro-finance, small and medium enterprise, and corporate customers, with a network of approximately 1,800 offices in Indonesia. Asia Financial (Indonesia) Pte. is a wholly-owned subsidiary of Fullerton Financial Holdings Pte. Ltd. and makes strategic investments and maintains operations in the financial and related services sector of emerging markets. Fullerton Financial Holdings Pte. is a wholly owned portfolio company of Temasek Holdings (Private) Limited, an investment company headquartered in Singapore.

Functional Realignment of Subsidiaries

In April 2018, Mitsubishi UFJ Trust and Banking’s corporate loan-related businesses were transferred to MUFG Bank.

Also in April 2018, Mitsubishi UFJ Trust and Banking acquired MUFG Bank’s 15% equity interest and Mitsubishi UFJ Securities Holding’s 34% equity interest in Mitsubishi UFJ Kokusai Asset Management Co., Ltd. to make the asset management company a wholly owned subsidiary of Mitsubishi UFJ Trust and Banking. The acquisition followed the transfer to Mitsubishi UFJ Trust and Banking of the shares of Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A. held by MUFG Bank in May 2017 to make the Luxembourg company a wholly owned subsidiary of Mitsubishi UFJ Trust and Banking. Through these transactions, the corporate loan—related businesses within the Group were concentrated at MUFG Bank. Mitsubishi UFJ Trust and Banking currently operates as the Group’s primary asset management and administration subsidiary, and seeks to further strengthen its real estate, pension and estate administration services. The realignment of these functions of our subsidiaries was executed as part of our strategy to increase effectiveness in accumulating and applying the expertise of our subsidiaries and to enhance efficiency in offering and providing a diverse array of sophisticated financial products and services to customers through collaboration among our subsidiaries. See Item 4.B—Information on the Company—Business Overview.”

Sale of Shares in Banco Bradesco SA

In April 2018, MUFG Bank sold a portion of its equity interest in Banco Bradesco SA, a Brazil-based universal banking group in Latin America, for approximately 1,411million Brazilian Real, or approximately ¥45.3 billion. Although MUFG Bank’s shareholding ratio decreased to 1.25% as a result of the transaction, Bradesco remains our important alliance partner in the Latin American region and continues to collaborate with MUFG Bank in a broad range of business areas.

Share Purchase to Make Mitsubishi UFJ NICOS a Wholly Owned Subsidiary

In October 2017, we acquired all of Norinchukin Bank’s 15.02% equity interest in Mitsubishi UFJ NICOS for ¥50.0 billion in cash to make Mitsubishi UFJ NICOS a wholly owned subsidiary pursuant to our agreement with Norinchukin Bank in May 2017. We also agreed to strengthen our strategic retail business alliance with Norinchukin Bank in a wide range of areas, including settlement solutions and marketing. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Sale of Shares in CIMB Group Holdings Berhad

In September 2017, MUFG Bank sold its shares in CIMB Group Holdings Berhad, or CIMB, a Malaysia-based financial group, for approximately 2,557.0 million Malaysian Ringgit, or approximately ¥68.0 billion. The sale was part of our strategy to improve our capital management and profitability in light of the heightened regulatory standards and changes in the business environment for global financial institutions. CIMB remains one of our most important business alliance partners in the ASEAN region.

Implementation of Measures to Comply with U.S. Enhanced Prudential Standards

In July 2017, MUFG Bank and Mitsubishi UFJ Trust and Banking transferred their ownership interests in their U.S. subsidiaries, namely, BTMU Leasing & Finance, Inc., BTMU LF Capital LLC, MUFG Capital Analytics LLC, and MUFG Investor Services (US) LLC, to MUFG Americas Holdings, our U.S. intermediate holding company. As a result of the ownership transfer transactions, MUFG and MUFG Bank hold 4.89% and 95.11%, respectively, of the ownership interest in MUFG Americas Holdings. Prior to the transactions, MUFG and MUFG Bank held 3.8% and 96.2%, respectively, of the ownership interest in MUFG Americas Holdings.

Resources and management attention are being expended to implement an appropriate governance structure with an effective internal control system for our U.S. bank and non-bank subsidiaries and affiliates to comply with applicable regulatory requirements. See Item 4.B—Information on the Company—Business Overview—Business Groups—Global Commercial Banking Business Group.”

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

We divide our loan portfolio into the following segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri—based on the segments used to determine the allowance for credit losses. We further divide the Commercial segment into classes based on initial measurement attributes, risk characteristics, and our approach to monitoring and assessing credit risk. We determine the appropriate level of the allowance for credit losses for each of our loan portfolios by evaluating various factors and assumptions, such as the borrower’s credit rating, collateral value and historical loss experience as well as existing economic conditions. We update these factors and assumptions on a regular basis and upon the occurrence of unexpected changes in the economic environment.

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

Certain securities held by MUFG Bank, Mitsubishi UFJ Trust and Banking and certain other subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, are determined not to be impaired as the respective subsidiaries do not have an intention to sell the securities, or it is more likely than not that those subsidiaries will not be required to sell before recovery of their amortized cost basis.

The determination of other-than-temporary impairment for certain debt securities held by MUFG Americas Holdings, which primarily consist of residential mortgage-backed securities and certain asset-backed securities, is made on the basis of a cash flow analysis and monitoring of the performance of such securities, as well as whether MUFG Americas Holdings intends to sell, or is more likely than not required to sell, the securities before recovery of their amortized cost basis.

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

The guidance on the measurement of fair value defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established and documented process for determining fair value in accordance with the guidance. To determine fair value, we use quoted prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine fair value of the instrument. We perform internal price verification procedures to ensure that the prices and quotes provided from the independent pricing vendors are reasonable. Such verification procedures include comparison of pricing sources and analysis of variances among pricing sources. These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations, or CLOs, backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted prices are not available to determine fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

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

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions)
Interest income	¥3,005.7	¥2,990.7	¥3,259.0
Interest expense	744.3	769.6	1,028.7

Net interest income	2,261.4	2,221.1	2,230.3

Provision for (reversal of) credit losses	231.9	253.7	(240.8)
Non-interest income	2,407.7	1,196.7	1,935.1
Non-interest expense	3,274.5	2,891.6	2,744.4

Income before income tax expense	1,162.7	272.5	1,661.8
Income tax expense	369.5	94.4	407.8

Net income before attribution of noncontrolling interests	¥793.2	¥178.1	¥1,254.0
Net income (loss) attributable to noncontrolling interests	(9.1)	(24.6)	25.8

Net income attributable to Mitsubishi UFJ Financial Group	¥802.3	¥202.7	¥1,228.2

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2016, 2017 and 2018 are discussed in further detail below.

Net Interest Income

The following table is a summary of the interest rate spread for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016			2017			2018
	Average balance	Interest income (expense)	Average rate	Average balance	Interest income (expense)	Average rate	Average balance	Interest income (expense)	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥153,612.6	¥1,097.5	0.71%	¥145,179.3	¥1,018.5	0.70%	¥144,602.0	¥1,002.0	0.69%
Foreign	99,103.1	1,908.2	1.93	94,013.1	1,972.2	2.10	94,447.0	2,257.0	2.39

Total	¥252,715.7	¥3,005.7	1.19%	¥239,192.4	¥2,990.7	1.25%	¥239,049.0	¥3,259.0	1.36%

Financed by:
Interest-bearing liabilities:
Domestic	¥159,312.9	¥(296.9)	0.19%	¥166,305.3	¥(313.5)	0.19%	¥173,166.0	¥(367.6)	0.21%
Foreign	61,822.3	(447.4)	0.72	57,217.0	(456.1)	0.80	60,691.1	(661.1)	1.09

Total	221,135.2	(744.3)	0.34	223,522.3	(769.6)	0.34	233,857.1	(1,028.7)	0.44
Non-interest-bearing liabilities	31,580.5		—	15,670.1		—	5,191.9		—

Total	¥252,715.7		0.29%	¥239,192.4		0.32%	¥239,049.0		0.43%

Net interest income and interest rate spread		¥2,261.4	0.85%		¥2,221.1	0.91%		¥2,230.3	0.92%
Net interest income as a percentage of total interest-earning assets			0.89%			0.93%			0.93%

The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017, and the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016:

	Fiscal Year Ended March 31, 2016 versus Fiscal Year Ended March 31, 2017			Fiscal Year Ended March 31, 2017 versus Fiscal Year Ended March 31, 2018
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥(97,961)	¥2,419	¥(95,542)	¥(50,302)	¥(20,346)	¥(70,648)
Foreign	(2,318)	57,614	55,296	(9,764)	89,545	79,781

Total	¥(100,279)	¥60,033	¥(40,246)	¥(60,066)	¥69,199	¥9,133

Note:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for each of the fiscal years ended March 31, 2016, 2017 and 2018 was not materially affected by gains or losses resulting from interest rate and other derivative contracts. We use such derivative instruments to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under U.S. GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of Trading account profits—net. For a detailed discussion of our risk management activities, see “—A. Operating Results—Results of Operations—Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Net interest income increased ¥9.2 billion to ¥2,230.3 billion for the fiscal year ended March 31, 2018 from ¥2,221.1 billion for the fiscal year ended March 31, 2017. This increase was mainly due to higher foreign interest income, reflecting the higher average balance of interest-earning assets as well as higher average interest rates, particularly in the United States. This increase was partially offset by an increase in interest expense, reflecting higher interest paid on deposits in the United States and higher U.S. dollar funding rates in Japan.

Interest income increased ¥268.3 billion to ¥3,259.0 billion for the fiscal year ended March 31, 2018 from ¥2,990.7 billion for the previous fiscal year. Domestic interest income decreased ¥16.5 billion mainly due to the lower average volume of our Japanese government bond portfolio. Foreign interest income increased ¥284.8 billion primarily due to higher volumes and interest rates on foreign loans and deposits in other banks, particularly in the United States.

Interest expense increased ¥259.1 billion to ¥1,028.7 billion for the fiscal year ended March 31, 2018 from ¥769.6 billion for the previous fiscal year. Domestic interest expense increased ¥54.1 billion, and foreign interest expense increased ¥205.0 billion. The higher domestic interest expense was primarily attributable to higher U.S. dollar funding rates in Japan and additional issuances of domestic bonds. The higher foreign interest expense was mainly due to higher interest rates on deposits and higher money market interest rates in the United States.

Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased one basis point to 0.92% for the fiscal year ended March 31, 2018 from 0.91% for the previous fiscal year. Between the same periods, the average interest rate spread on domestic activities decreased three basis points to 0.48% from 0.51%, while the average interest rate spread on foreign activities remained at 1.30%. The decrease in the average interest rate spread on domestic activities mainly reflected lower interest rates on our Japanese government bond portfolio and higher U.S. dollar funding rates in Japan. The average interest rate spread on foreign activities remained at the same level since the average interest rate on total interest-earning assets rose 29 basis points and the average interest rate on total interest-bearing liabilities also rose to a similar extent.

Since February 2016, the Bank of Japan has maintained a “quantitative and qualitative monetary easing with negative interest rates” policy, as updated in September 2016 with a “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. As a result, the yield on many financial instruments and other market interest rates in Japan have declined to near-zero levels, and the average interest rate on domestic assets continued to decline, while the average rate on domestic liabilities has remained at historically low levels. If the policy is maintained in Japan for an extended period, market interest rates may decline further, and our interest rate spread on domestic activities will likely continue to be under severe pressure. On the other hand, in the United States, the FRB raised the target range for the federal funds rate to between 1.00% to 1.25% in June 2017, to between 1.25% and 1.50% in December 2017, to between 1.50% and 1.75% in March 2018 and further to between 1.75% to 2.00% in June 2018. The FRB is expected to raise it further during this year, which may provide an opportunity to improve our interest rate spread but which may adversely impact the value of some of our interest-earning assets and the costs relating to some of our interest-bearing liabilities. For more information, see “—Business Environment.”

The average balance of interest-earning assets decreased ¥143.4 billion to ¥239,049.0 billion for the fiscal year ended March 31, 2018 from ¥239,192.4 billion for the fiscal year ended March 31, 2017. The average balance of domestic interest-earning assets decreased ¥577.3 billion to ¥144,602.0 billion mainly due to a decrease in the balance of our available-for-sale Japanese government bond portfolio as we continued to reduce our holdings of such bonds to manage the risk of losses resulting from declines in the values of Japanese government bonds in a rising interest rate environment. The lower average balance of domestic interest-earning assets was also due to a decrease in the average balance of domestic loans, primarily reflecting repayments of loans by borrowers in the manufacturing industry. The average balance of foreign interest-earning assets increased ¥433.9 billion primarily due to increases in foreign currency-denominated loans and deposits in other banks, partially offset by a decrease in the balances of trading account assets, particularly U.S. Treasury bonds as interest rates rose in the United States.

The average balance of interest-bearing liabilities increased ¥10,334.8 billion to ¥233,857.1 billion for the fiscal year ended March 31, 2018 from ¥223,522.3 billion for the fiscal year ended March 31, 2017. The average balance of domestic interest-bearing liabilities increased ¥6,860.7 billion mainly due to additional issuances of bonds to fund our foreign activities and an increase in the balance of domestic deposits. The average balance of foreign interest-bearing liabilities increased ¥3,474.1 billion, primarily reflecting a larger balance of deposits.

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

The average interest rate spread increased six basis points to 0.91% for the fiscal year ended March 31, 2017 from 0.85% for the previous fiscal year. Between the same periods, the average interest rate spread on domestic activities decreased one basis point to 0.51% from 0.52%, while the average interest rate spread on foreign activities increased nine basis points to 1.30% from 1.21%. The decrease in the average interest rate spread on domestic activities reflected the continued near-zero interest rate environment in Japan. In such an environment, for the fiscal year ended March 31, 2017 compared to the previous fiscal year, the average interest rate on domestic loans decreased four basis points to 1.09% from 1.13%, while the average interest rate on domestic deposits decreased two basis points to 0.04% from 0.06%. The increase in the average interest rate spread on foreign activities mainly reflected higher interest rates across all the interest-earning asset categories, with the average interest rates on loans, trading account assets, short-term interest-earning assets and interest-earning deposits in other banks increasing 11, 11, 18 and 15 basis points, respectively, for the fiscal year ended March 31, 2017 compared to the previous fiscal year. Between the same periods, the average interest rates also increased across all the interest-bearing liability categories except long-term liabilities. The average interest rate on foreign deposits increased 11 basis points, while the average interest rate on call money, funds purchased, and payable under repurchase agreements and securities lending transactions increased five basis points, and the average interest rate on other short-term borrowings and trading account liabilities increased 42 basis points. In contrast, the average interest rate on long-term debt decreased 43 basis points.

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

The average balance of interest-earning assets decreased ¥13,523.3 billion to ¥239,192.4 billion for the fiscal year ended March 31, 2017 from ¥252,715.7 billion for the fiscal year ended March 31, 2016. The average balance of domestic interest-earning assets decreased ¥8,433.3 billion to ¥145,179.3 billion mainly due to a decrease in the balance of our available-for-sale Japanese government bond portfolio, reflecting a reduction in our holdings of Japanese government bonds to manage the risk of losses resulting from declines in the values of Japanese government bonds in a rising interest rate environment, as well as a decrease in loans, mainly reflecting repayments of loans by national governmental institutions. The average balance of foreign interest-earning assets decreased ¥5,090.0 billion primarily due to lower balances of interest-earning deposits in other banks, short-term lending in the money market and loans, partially offset by an increase of ¥965.0 billion in trading account assets, particularly U.S. Treasury bonds.

The average balance of interest-bearing liabilities increased ¥2,387.1 billion to ¥223,522.3 billion for the fiscal year ended March 31, 2017 from ¥221,135.2 billion for the fiscal year ended March 31, 2016. While the average balance of domestic interest-bearing liabilities increased ¥6,992.4 billion mainly due to a larger balance of deposits and additional issuances of bonds, the average balance of foreign interest-bearing liabilities decreased ¥4,605.3 billion, reflecting lower balances across all the interest-bearing liability categories.

Provision for (reversal of) credit losses

Provision for (reversal of) credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for (reversal of) credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio—Allowance policy.”

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

We recorded ¥240.8 billion of reversal of credit losses for the fiscal year ended March 31, 2018, compared to ¥253.7 billion of provision for credit losses for the previous fiscal year. By segment, for the fiscal year ended March 31, 2018, ¥297.4 billion, ¥22.3 billion and ¥9.3 billion, of reversal of credit losses were recorded in the Commercial, Residential and MUFG Americas Holdings segments respectively, while ¥23.4 billion and ¥64.8 billion of provision for credit losses were recorded in the Card and Krungsri segments respectively. For the previous fiscal year, ¥177.3 billion, ¥12.2 billion, ¥13.3 billion and ¥51.0 billion of provision for credit losses were recorded in the Commercial, Residential, Card and Krungsri segments, respectively, while ¥0.1 billion of reversal of credit losses was recorded in the MUFG Americas Holdings segment.

The reversal of credit losses recorded in the Commercial segment for the fiscal year ended March 31, 2018 mainly reflected the improvements in the financial performance of some large borrowers in the domestic electronics manufacturing industry, some foreign borrowers in the oil and gas sector, and a broader number of small and medium-sized borrowers in the domestic manufacturing industry. The reversal of credit losses in the Residential segment for the fiscal year ended March 31, 2018 primarily reflected the improved credit quality of borrowers who were positively affected by the stable domestic corporate environment in recent periods and repayments of impaired loans through debt workout programs. The reversal of credit losses in the MUFG Americas Holdings segment for the fiscal year ended March 31, 2018 was primarily due to the improvement in the credit quality of borrowers in the oil and gas sector, particularly those which are engaged in the petroleum exploration and production businesses.

The provision for credit losses in the Card segment for the fiscal year ended March 31, 2018 was primarily attributable to increases in borrowers filing for bankruptcy and borrowers becoming delinquent on their interest payments as the recent improvement in domestic corporate profits had and is expected to continue to have a disparate impact on consumer loan borrowers. The provision for credit losses in the Krungsri segment for the fiscal year ended March 31, 2018 reflected growth in the retail and consumer loan portfolio as well as the negative impact of stagnant economic conditions in Thailand on the repayment ability of corporate borrowers.

We recorded ¥266.1 billion of reversal of credit losses for our domestic loan portfolio for the fiscal year ended March 31, 2018, compared to provision for credit losses of ¥163.2 billion for the previous fiscal year. This reflected the improvement in the credit quality of borrowers in the domestic manufacturing industry in the Commercial segment and the credit quality of borrowers in the Residential segment, partially offset by the weaker credit quality among consumer loan borrowers. We recorded ¥25.3 billion of provision for credit losses for our foreign portfolio for the fiscal year ended March 31, 2018, compared to provision for credit losses of ¥90.5 billion for the previous fiscal year. The smaller provision was primarily attributable to the improvement in the credit quality of some borrowers in the oil and gas sector in the Commercial and MUFG Americas Holdings segments.

For more information, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

We recorded ¥253.7 billion of provision for credit losses for the fiscal year ended March 31, 2017, compared to ¥231.9 billion for the previous fiscal year. By segment, for the fiscal year ended March 31, 2017, ¥177.3 billion, ¥12.2 billion, ¥13.3 billion and ¥51.0 billion of provision for credit losses were recorded in the Commercial, Residential, Card and Krungsri segments, respectively, while ¥0.1 billion of reversal of credit losses was recorded in the MUFG Americas Holdings segment. For the previous fiscal year, ¥117.1 billion, ¥0.9 billion, ¥47.4 billion and ¥76.0 billion of provision for credit losses were recorded in the Commercial, Card, MUFG Americas Holdings and Krungsri segments, respectively, while ¥9.5 billion of reversal of credit losses was recorded in the Residential segment.

The provision for credit losses recorded in the Commercial segment for the fiscal year ended March 31, 2017 mainly reflected the deterioration in the business and financial performance of a large borrower in the domestic electronics manufacturing industry and a large foreign borrower in the trading industry. The provision for credit losses in the Residential segment for the fiscal year ended March 31, 2017 primarily resulted from updates to our future forecast of credit losses with respect to certain individual borrowers reflecting information relating to more recent transactions with such borrowers. The provision for credit losses in the Krungsri segment for the fiscal year ended March 31, 2017 mainly reflected the negative impact of the stagnant economic conditions in Thailand on the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio.

The reversal of credit losses in the MUFG Americas Holdings segment for the fiscal year ended March 31, 2017 compared to the provision for credit losses of the previous fiscal year was primarily due to the stabilization of the credit quality of borrowers in the oil and gas sector in MUFG Americas Holdings’ loan portfolio, particularly those that are engaged in the petroleum exploration and production businesses. Recovering oil and gas prices positively affected those businesses.

We recorded ¥163.2 billion of provision for credit losses for our domestic loan portfolio for the fiscal year ended March 31, 2017, compared to reversal of credit losses of ¥5.3 billion for the previous fiscal year. This reflected the deteriorated credit quality of the large domestic borrower in the Commercial segment and the provisions recorded for certain individual borrowers in the Residential segment. We recorded ¥90.5 billion of provision for credit losses for our foreign portfolio for the fiscal year ended March 31, 2017, compared to provision for credit losses of ¥237.2 billion for the previous fiscal year. This smaller provision was primarily attributable to improvements in the credit quality of foreign subsidiaries of a large Japanese electronics manufacturer in the Commercial segment and the stabilization of the credit quality of oil and gas borrowers in the MUFG Americas Holdings segment.

For more information, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions)
Fees and commissions income:
Fees and commissions on deposits	¥58.9	¥53.9	¥53.5
Fees and commissions on remittances and transfers	169.1	168.6	169.3
Fees and commissions on foreign trading business	84.7	75.0	78.2
Fees and commissions on credit card business	193.6	198.1	212.5
Fees and commissions on security-related services	285.3	239.5	258.7
Fees and commissions on administration and management services for investment funds	149.9	155.7	159.5
Trust fees	110.1	103.1	112.4
Guarantee fees	44.7	41.8	44.2
Insurance commissions	69.5	59.9	49.2
Fees and commissions on real estate business	43.5	39.8	40.6
Other fees and commissions	266.6	279.5	284.7

Total	1,475.9	1,414.9	1,462.8
Foreign exchange gains (losses)—net	192.1	(134.9)	(49.6)

Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	434.4	(325.0)	(226.8)
Net profits (losses) on trading account securities, excluding derivatives	(157.7)	(314.2)	153.7

Total	276.7	(639.2)	(73.1)

Investment securities gains—net:
Net gains on sales of available-for-sale securities:
Debt securities	110.9	118.9	73.9
Marketable equity securities	153.7	185.7	207.3
Impairment losses on available-for-sale securities:
Debt securities	(1.0)	(0.7)	(0.1)
Marketable equity securities	(21.9)	(32.0)	(6.7)
Other	(9.4)	9.3	12.5

Total	232.3	281.2	286.9
Equity in earnings of equity method investees—net	176.9	197.8	228.0
Gains on sales of loans	12.2	13.3	16.1
Other non-interest income	41.6	63.6	64.0

Total non-interest income	¥2,407.7	¥1,196.7	¥1,935.1

Non-interest income consists of the following:

Fees and commissions income

Fees and commissions income consist of the following:

•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

•	Fees and commissions on credit card business consist of fees and commissions related to the credit card business such as interchange income, annual fees, royalty and other service charges from franchisees.

•	Fees and commissions on security-related services primarily consist of fees and commissions for sales and transfers of securities, including investment funds, underwriting, brokerage and advisory services, securitization arrangement services, and agency services for the calculation and payment of dividends.

•	Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned on managing investment funds on behalf of clients.

•	Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans and investment funds.

•	Guarantee fees consist of fees related to the guarantee business, including those charged for providing guarantees on residential mortgage loans and other loans.

•	Insurance commissions consist of commissions earned by acting as agent for insurance companies for the sale of insurance products.

•	Fees and commissions on real estate business primarily consist of fees from real estate agent services.

•	Other fees and commissions include various fees and commissions, such as arrangement fees and agent fees, other than the fees mentioned above.

Net foreign exchange gains (losses)

Net foreign exchange gains (losses) consist of the following:

•	Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For more information on our derivative contracts, see Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

•	Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•	Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. For more information on the fair value option, see Note 32 to our consolidated financial statements included elsewhere in this Annual Report.

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

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account losses for the fiscal year ended March 31, 2018.

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

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Non-interest income increased ¥738.4 billion to ¥1,935.1 billion for the fiscal year ended March 31, 2018 from ¥1,196.7 billion for the fiscal year ended March 31, 2017. This increase was mainly attributable to improvement of ¥566.1 billion in net trading account losses, primarily reflecting fluctuations in interest rates in the United States and equity prices in Japan.

Fees and commissions income

Fees and commissions income increased ¥47.9 billion to ¥1,462.8 billion for the fiscal year ended March 31, 2018 from ¥1,414.9 billion for the fiscal year ended March 31, 2017. This increase was primarily due to an increase in fees and commissions on securities-related services due to higher investment banking fees in United States. The increase in fees and commissions income was also attributable to an increase in fees and commissions on credit card business, reflecting an increase in payment processing fees and an increase in credit card issuance fees as credit card use grew in Japan. These increases were partially offset by a decrease in insurance commissions mainly due to weaker demand for insurance products.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2017 and 2018:

	Fiscal years ended March 31,
	2017	2018
	(in billions)
Foreign exchange gains (losses)—net:
Net foreign exchange losses on derivative contracts	¥(183.2)	¥(160.0)
Net foreign exchange gains on other than derivative contracts	455.7	377.9
Net foreign exchange losses related to the fair value option	(407.4)	(267.5)

Total	¥(134.9)	¥(49.6)

Net foreign exchange losses for the fiscal year ended March 31, 2018 were ¥49.6 billion, compared to net losses of ¥134.9 billion for the fiscal year ended March 31, 2017. This improvement was mainly due to smaller net foreign exchange losses on foreign-denominated investment securities under the fair value option as the

Japanese yen depreciated against the euro from ¥119.79 to the euro as of March 31, 2017 to ¥130.52 to the euro as of March 31, 2018, while the Japanese yen appreciating against the euro during the previous fiscal year resulting in larger net foreign exchange losses on euro-denominated investment securities under the fair value option. Net foreign exchange losses on derivative contracts also improved primarily because the mark-to-market valuation on currency swaps entered into in connection with our U.S. dollar funding improved. These improvements were partially offset by a decrease in net foreign exchange gains on other than derivative contracts. This decrease was mainly attributable to the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of our monetary assets denominated in foreign currencies as the Japanese yen appreciated against other major currencies on a spot rate basis particularly during the first three quarters ended December 31, 2017.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the fiscal years ended March 31, 2017 and 2018:

	Fiscal years ended March 31,
	2017	2018
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥(136.9)	¥51.0
Equity contracts	(153.1)	(260.4)
Commodity contracts	1.8	6.3
Credit derivatives	18.1	(1.8)
Other	(54.9)	(21.9)

Total	¥(325.0)	¥(226.8)

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥150.7	¥301.9
Trading account securities under the fair value option	(464.9)	(148.2)

Total	¥(314.2)	¥153.7

Total	¥(639.2)	¥(73.1)

Net trading account losses were ¥73.1 billion for the fiscal year ended March 31, 2018, compared to net trading account losses of ¥639.2 billion for the fiscal year ended March 31, 2017. This improvement was mainly due to ¥153.7 billion of net profits on trading account securities, excluding derivatives, for the fiscal year ended March 31, 2018, compared to ¥314.2 billion of net losses for the previous fiscal year. This resulted mainly from smaller losses on trading account securities under the fair value option, particularly U.S. Treasury bonds, as interest rates in the United States rose at a more moderate rate during the fiscal year ended March 31, 2018, compared to the previous fiscal year. The yield of 10-year U.S. Treasury bonds rose from around 2.4% as of March 31, 2017 to around 2.7% as of March 30, 2018, whereas the yields rose from around 1.8% as of March 31, 2016 to around 2.4% as of March 31, 2017. The larger net profits on trading account securities reflected the increasing trend in equity prices in Japan towards the end of the calendar year 2017.

Net trading account losses on interest rate and other derivative contracts improved ¥98.2 billion to ¥226.8 billion for the fiscal year ended March 31, 2018 from ¥325.0 billion for the fiscal year ended March 31, 2017. This improvement was mainly due to ¥51.0 billion of net profits on interest rate contracts for the fiscal year ended March 31, 2018, compared to ¥136.9 billion of net losses on such contracts for the fiscal year ended March 31, 2017, as interest rates in Japan and the United States rose at a more moderate pace during the fiscal year ended March 31, 2018, compared to the previous fiscal year. This improvement was partially offset by larger net losses on equity contracts due to a reduction in the market value of equity contracts designed to hedge against downside price fluctuations, reflecting the increasing trend in equity prices in Japan.

Net investment securities gains (losses)

Net investment securities gains increased ¥5.7 billion to ¥286.9 billion for the fiscal year ended March 31, 2018 from ¥281.2 billion for the fiscal year ended March 31, 2017. This increase was mainly due to a ¥25.3 billion reduction in impairment losses on available-for-sale equity securities, reflecting the higher values of equity securities held by our commercial banking subsidiaries as stock prices rose in Japan during the fiscal year ended March 31, 2018. In addition, net gains on sales of available-for-sale marketable equity securities increased ¥21.6 billion as we continued to sell down our equity holdings. These increases were partially offset by a ¥45.0 billion decrease in net gains on sales of available-for-sale debt securities, primarily reflecting a lower volume of sales of Japanese government bonds in our investment securities portfolio during the fiscal year ended March 31, 2018, compared to the previous fiscal year.

Net equity in earnings of equity method investees

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2018 was ¥228.0 billion, compared to ¥197.8 billion for the previous fiscal year, reflecting higher earnings of our equity method investees, including Morgan Stanley.

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

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions)
Salaries and employee benefits	¥1,158.9	¥1,096.8	¥1,099.5
Occupancy expenses—net	182.8	176.8	179.1
Fees and commissions expenses	285.4	273.7	297.8
Outsourcing expenses, including data processing	244.7	258.3	276.2
Depreciation of premises and equipment	99.7	99.8	96.2
Amortization of intangible assets	237.3	227.9	234.4
Impairment of intangible assets	117.7	5.8	21.9
Insurance premiums, including deposit insurance	91.9	91.9	91.8
Communications	58.3	55.3	58.1
Taxes and public charges	93.7	94.0	90.2
Impairment of goodwill	333.7	6.6	—
Provision for (reversal of) off-balance sheet credit instruments	(0.2)	106.6	(96.1)
Other non-interest expenses	370.6	398.1	395.3

Total non-interest expense	¥3,274.5	¥2,891.6	¥2,744.4

Non-interest expense consists of:

•	salaries and employee benefits, which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net, which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses, which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing, which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premises and equipment, which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets, which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets, which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

•	insurance premiums, including deposits insurance, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan

•	communications, which include the amount of money paid for communications such as postal services and telecommunications,

•	taxes and public charges, which include the amount of tax payments and other public charges,

•	impairment of goodwill, which includes the amount of reductions in the carrying amount of goodwill recorded in connection with the acquisition of companies in excess of their fair values,

•	provision for (reversal of) off-balance sheet credit instruments, which includes the amount of money reserved for the estimated amount of losses on off-balance sheet credit instruments or reversal of any portion of such amount, and

•	other non-interest expenses.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Non-interest expense decreased ¥147.2 billion to ¥2,744.4 billion for the fiscal year ended March 31, 2018 from ¥2,891.6 billion for the previous fiscal year. Major factors affecting this improvement are discussed below.

Fees and commissions expenses

Fees and commissions expenses increased ¥24.1 billion to ¥297.8 billion. This increase was mainly attributable to larger expenses for global financial regulatory compliance purposes.

Outsourcing expenses, including data processing

Outsourcing expenses, including data processing, increased ¥17.9 billion to ¥276.2 billion. This was primarily attributable to larger investment in digitalization in our commercial banking subsidiaries.

Impairment of intangible assets

Impairment of intangible assets increased ¥16.1 billion to ¥21.9 billion. This was primarily attributable to ¥11.1 billion of impairment losses on the acquired customer base of Mitsubishi UFJ Trust and Banking’s overseas subsidiary as we revised our future cash flow estimation relating to the subsidiary’s customer relationships. For further discussion of impairment on intangible assets, see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report.

Provision for (reversal of) off-balance sheet credit instruments

We recorded ¥96.1 billion of reversal of off-balance sheet credit instruments for the fiscal year ended March 31, 2018, compared to ¥106.6 billion of provision for off-balance sheet credit instruments for the previous fiscal year. This was primarily as a result of an improvement in the credit quality of a large borrower in the domestic electronic manufacturing industry.

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

Impairment of intangible assets

Impairment of intangible assets as of March 31, 2017 was ¥5.8 billion, compared to ¥117.7 billion as of March 31, 2016. This was primarily attributable to a smaller impairment of the core deposit intangible assets held by MUFG Bank.

Impairment of goodwill

Impairment of goodwill as of March 31, 2017 was ¥6.6 billion, compared to ¥333.7 billion as of March 31, 2016. This was primarily attributable to a smaller impairment of goodwill recognized relating to reporting units within the Global Business Group segment.

Provision for (reversal of) off-balance sheet credit instruments

We recorded ¥106.6 billion of provision for off-balance sheet credit instruments for the fiscal year ended March 31, 2017 primarily relating to commitments and guarantees extended to large borrowers in the domestic electronic manufacturing industry in financial difficulty.

Income Tax Expense

The following table shows a summary of our income tax expense for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions, except percentages)
Income before income tax expense	¥1,162.7	¥272.5	¥1,661.8
Income tax expense	369.4	94.4	407.8
Effective income tax rate	31.8%	34.7%	24.5%
Combined normal effective statutory tax rate	33.9%	31.5%	30.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2016, 2017 and 2018 are summarized as follows:

	Fiscal years ended March 31,
	2016	2017	2018
Combined normal effective statutory tax rate	33.9%	31.5%	30.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.3	2.0	0.2
Impairment of goodwill	9.7	0.8	—
Foreign tax credit and payments	(1.9)	(9.6)	(1.7)
Lower tax rates applicable to income of subsidiaries	(0.2)	(0.2)	(0.4)
Change in valuation allowance	(4.0)	25.4	(3.0)
Nontaxable dividends received	(1.9)	(12.5)	(2.0)
Undistributed earnings of subsidiaries	0.7	3.5	0.7
Tax and interest expense for uncertainty in income taxes	0.0	(0.6)	0.0
Noncontrolling interest income (loss)	(0.1)	5.4	0.1
Enacted change in tax rates	(4.3)	(9.8)	(0.6)
Other—net	(0.4)	(1.2)	0.6

Effective income tax rate	31.8%	34.7%	24.5%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 33.9%, 31.5% and 30.6% for the fiscal years ended March 31, 2016, 2017 and 2018. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.

Fiscal Year Ended March 31, 2018

The effective income tax rate for the fiscal year ended March 31, 2018 was 24.5%, which was 6.1 percentage points lower than the combined normal effective statutory rate of 30.6%. This primarily reflected a reduction in valuation allowance to the extent that it was more likely than not that the deferred tax assets would be realized mainly because a subsidiary was added to our consolidated tax payment system during the fiscal year ended March 31, 2018 after it was fully consolidated into our financial statements. The projected taxable income of the subsidiary, for which we had valuation allowance recorded on its deferred tax assets, significantly increased due to the application of our consolidated tax payment system to the subsidiary. As a result, the realizability of the subsidiary’s deferred tax assets became more likely than not, and the relevant valuation allowance was reduced to the extent of the improved realizability. The reduction in the relevant valuation allowance resulted in a decrease of ¥33.3 billion in income tax expense and a decrease of 2.0 percentage points in the effective income tax rate for the fiscal year ended March 31, 2018. Another factor contributing to the lower effective income tax rate was our receipt of nontaxable dividends, which resulted in a decrease of ¥32.6 billion in income tax expense and a decrease of 2.0 percentage points in the effective income tax rate for the fiscal year ended March 31, 2018. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.

Fiscal Year Ended March 31, 2017

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

This was partially offset by our receipt of nontaxable dividends, which resulted in a decrease of ¥34.2 billion, or 12.5%, in income tax expense for the fiscal year ended March 31, 2017. Another factor lowering the effective income tax rate was the revisions of domestic tax laws. In June 2016, the Tokyo Metropolitan Government Bureau of Taxation promulgated revisions to the local tax law. The revisions was expected to reduce the combined normal effective statutory tax rate from approximately 31.5% as of March 31, 2016 to approximately 30.6% starting in a corporation’s fiscal year that begins on or after April 1, 2017. The revisions resulted in a release of net deferred tax liabilities, which had the effect of reducing our income tax expense for the fiscal year ended March 31, 2017 by ¥26.8 billion, or 9.8%.

Fiscal Year Ended March 31, 2016

The effective income tax rate for the fiscal year ended March 31, 2016 was 31.8%, 2.1 percentage points lower than the combined normal effective statutory rate of 33.9%. The lower effective income tax rate was attributable to the effect of changes in tax law, resulting in a 4.3 percentage point decrease in the effective income tax rate. Under the “2016 Tax Reform” enacted by the Japanese Diet on March 29, 2016, the effective statutory rate of corporate income tax was expected to be reduced from approximately 33.9% to 31.5% starting in a corporation’s fiscal year that begins on or after April 1, 2016. The tax reform legislation also included changes in the limitation on the use of net operating loss carryforwards from 65% to 60% of taxable income for the period between April 1, 2016 and March 31, 2017, and from 50% to 55% for the period between April 1, 2017 and March 31, 2018, respectively, and a one-year reduction in the carryforward period of certain net operating loss carryforwards from ten years to nine years for the period between April 1, 2017 and March 31, 2018. The changes in tax laws resulted in a decrease of ¥50,081 million in income tax expense for the fiscal year ended March 31, 2016.

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

Net income (loss) attributable to noncontrolling interests

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

We recorded net income attributable to noncontrolling interests of ¥25.8 billion for the fiscal year ended March 31, 2018, compared to net loss attributable to noncontrolling interests of ¥24.6 billion for the previous fiscal year. This improvement mainly reflected reductions in our interests in investment funds which reported losses during the previous fiscal year ended March 31, 2017.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

We recorded net loss attributable to noncontrolling interests of ¥24.6 billion for the fiscal year ended March 31, 2017, compared to net loss attributable to noncontrolling interests of ¥9.1 billion for the previous fiscal year. The larger losses mainly reflected net losses of Mitsubishi UFJ NICOS.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

For the fiscal year ended March 31, 2018, our internal management accounting rules and practices were based on a matrix framework management used to manage the operations of our group companies. The framework consisted of an integrated business group system and an operating entity system. The integrated business group system integrated the operations of our group companies into five business groups—Retail Banking, Corporate Banking, Global, Trust Assets and Global Markets. Under the operating entity system, our group companies were grouped under the major operating subsidiaries as follows: MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS and other subsidiaries. Our reporting segments were based on the integrated business group system as it reflected management’s view that the operating entities provided financial services and products under unified strategies for each of the integrated business groups as well as on an MUFG group-wide basis. Accordingly, our reporting segments consisted of the five core business groups described above, which served as the core sources of our revenue, as well as “Other,” which represented the operations that were not covered under the five core business groups and the elimination of duplicated amounts of net revenues among business segments as further described below.

The following is a brief explanation of our business segments for the fiscal year ended March 31, 2018:

Retail Banking Business Group—Covered all retail businesses, including commercial banking, trust banking and securities businesses, in Japan. This business group integrates the retail businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covered all Japanese corporate businesses, including commercial banking, investment banking, trust banking and securities businesses, in and outside of Japan, mainly Japanese companies. Through the integration of these business lines, diverse financial products and services were provided to our corporate clients. This business group had strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate clients.

Global Business Group—Covered the businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings outside Japan, including commercial banking, such as loans, deposits and cash management services, investment banking, retail banking, trust assets, and securities businesses (with the retail banking and trust assets businesses being conducted through MUFG Union Bank and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services designed to meet their increasingly diverse and sophisticated financing needs.

Trust Assets Business Group—Covered asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global network of MUFG Bank. This business group provided a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets Business Group—Covered asset and liability management and strategic investments of MUFG Bank and Mitsubishi UFJ Trust and Banking, and sales and trading of financial products of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings.

Other—Consisted mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments was also reflected in Other.

Effective April 1, 2017, we made modifications to refine the definition of the overseas Japanese corporate business. These modifications had the impact of increasing the operating profit of the Corporate Banking Business Group for the fiscal years ended March 31, 2016 and 2017 by ¥9.7 billion and ¥9.8 billion, respectively. Net revenues, operating expenses and operating profits (losses) relating to the overseas Japanese corporate business were recorded in both the Corporate Banking Business Group and the Global Business Group. The double-counting of these amounts was eliminated in aggregating the amounts of net revenues, operating expenses and operating profits (losses) of the Retail Banking Business Group, the Corporate Banking Business Group, the Global Business Group and the Trust Assets Business Group, which amounts are shown in the Total of Customer Business column in the tables below.

In addition, effective April 1, 2017, we made modifications to our internal management accounting rules and practices to clarify the responsibility for profits of each business segment. These modifications had the following impact:

•	for the fiscal year ended March 31, 2016, increasing the operating profits of the Retail Banking Business Group and the Global Markets Business Group by ¥0.2 billion and ¥1.8 billion, respectively, and reducing the operating profits of the Corporate Banking Business Group and Other by ¥0.7 billion and ¥1.3 billion, respectively; and

•	for the fiscal year ended March 31, 2017, increasing the operating profits of the Retail Banking Business Group and the Global Markets Business Group by ¥0.4 billion and ¥0.6 billion, respectively, and reducing the operating profits of the Corporate Banking Business Group, the Global Business Group and Other by ¥0.5 billion, ¥0.3 billion and ¥0.2 billion, respectively.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2016, 2017 and 2018.

For further information, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

Starting this current fiscal year ending March 31, 2019, we reorganized our business segments in connection with the implementation of our new medium-term business plan. See “Item 4.B. Information on the Company—Business Overview.”

The following tables set forth our business segment information for the fiscal years ended March 31, 2016, 2017 and 2018:

	Customer Business
Fiscal year ended March 31, 2016	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,258.7	¥1,078.2	¥1,272.8	¥172.2	¥3,603.8	¥637.9	¥4.5	¥4,246.2
BK and TB(2):	534.9	872.3	446.9	74.3	1,825.5	453.9	116.6	2,396.0
Net interest income	355.7	341.9	207.9	—	859.9	195.5	271.1	1,326.5
Net fees	171.8	405.9	187.1	74.3	809.3	(23.9)	(91.7)	693.7
Other	7.4	124.5	51.9	—	156.3	282.3	(62.8)	375.8
Other than BK and TB	723.8	205.9	825.9	97.9	1,778.3	184.0	(112.1)	1,850.2
Operating expenses	971.9	582.9	814.8	102.0	2,329.2	208.6	157.4	2,695.2

Operating profit (loss)	¥286.8	¥495.3	¥458.0	¥70.2	¥1,274.6	¥429.3	¥(152.9)	¥1,551.0

Notes:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥178.1 billion of net revenue, ¥142.4 billion of operating expenses and ¥35.7 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2016. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business. These amounts have been restated in accordance with the modifications resulting in the restatement of the prior period business segment information discussed above.
(2)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2017	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,198.1	¥1,029.0	¥1,303.2	¥173.1	¥3,526.3	¥582.9	¥2.7	¥4,111.9
BK and TB(2):	485.9	834.7	444.6	73.0	1,731.3	387.3	71.9	2,190.5
Net interest income	335.3	323.7	213.3	—	824.7	189.2	207.9	1,221.8
Net fees	144.4	420.0	185.1	73.0	793.1	(8.6)	(95.9)	688.6
Other	6.2	91.0	46.2	—	113.5	206.7	(40.1)	280.1
Other than BK and TB	712.2	194.3	858.6	100.1	1,795.0	195.6	(69.2)	1,921.4
Operating expenses	972.4	576.5	821.0	112.2	2,335.9	213.2	167.0	2,716.1

Operating profit (loss)	¥225.7	¥452.5	¥482.2	¥60.9	¥1,190.4	¥369.7	¥(164.3)	¥1,395.8

Notes:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥177.1 billion of net revenue, ¥146.2 billion of operating expenses and ¥30.9 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2017. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business. These amounts have been restated in accordance with the modifications resulting in the restatement of the prior period business segment information discussed above.
(2)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2018	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,226.9	¥1,003.2	¥1,279.6	¥186.7	¥3,514.8	¥477.2	¥(24.8)	¥3,967.2
BK and TB(2):	468.1	809.8	409.0	84.3	1,662.5	280.2	87.2	2,029.9
Net interest income	331.6	313.6	198.5	—	789.5	92.6	237.6	1,119.7
Net fees	130.9	408.2	169.2	84.3	766.1	(12.9)	(86.0)	667.2
Other	5.6	88.0	41.3	—	106.9	200.5	(64.4)	243.0
Other than BK and TB	758.8	193.4	870.6	102.4	1,852.3	197.0	(112.0)	1,937.3
Operating expenses	960.8	580.7	857.3	116.9	2,363.8	222.7	156.6	2,743.1

Operating profit (loss)	¥266.1	¥422.5	¥422.3	¥69.8	¥1,151.0	¥254.5	¥(181.4)	¥1,224.1

Notes:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥181.6 billion of net revenue, ¥151.9 billion of operating expenses and ¥29.7 billion of operating profit relating to the overseas Japanese corporate business for the fiscal year ended March 31, 2018. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.
(2)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Retail Banking Business Group

Net revenue of the Retail Banking Business Group increased ¥28.8 billion to ¥1,226.9 billion for the fiscal year ended March 31, 2018 from ¥1,198.1 billion for the fiscal year ended March 31, 2017. Net revenue of the Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Retail Banking Business Group. The increase in net revenue was mainly due to an increase in payment processing fees and an increase in fees from the consumer finance business, reflecting growth in the volume of cashless payments. The increase in net revenue was also attributable to an increase in fees and commissions on sales of securities primarily due to stronger customer demand in response to the rising trend in equity prices. These increases in net revenues were partially offset by the lower net revenue related to operations funded by deposits due to tighter interest rate spreads in the near-zero interest rate environment in Japan.

Operating expenses of the Retail Banking Business Group decreased ¥11.6 billion to ¥960.8 billion for the fiscal year ended March 31, 2018 from ¥972.4 billion for the fiscal year ended March 31, 2017, mainly resulting from our cost reduction measures.

As a result, operating profit of the Retail Banking Business Group increased ¥40.4 billion to ¥266.1 billion for the fiscal year ended March 31, 2018 from ¥225.7 billion for the fiscal year ended March 31, 2017.

Corporate Banking Business Group

Net revenue of the Corporate Banking Business Group decreased ¥25.8 billion to ¥1,003.2 billion for the fiscal year ended March 31, 2018 from ¥1,029.0 billion for the fiscal year ended March 31, 2017. Net revenue of the Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Corporate Banking Business Group. The lower net revenue mainly reflected decreases in net revenue related to operations funded by deposits and net revenue from loans to corporate clients due to tighter interest rate spreads in the near-zero interest rate environment in Japan . The lower net revenue was also attributable to a decrease in fee income from the sales of derivative instruments and lower net revenues from the M&A and underwriting businesses, mainly reflecting reduced corporate investment and financing activities due to uncertainties surrounding the financial market. The negative impact of these factors on the business group’s net revenue was partially offset by the positive impact of increased volume of overseas Japanese corporate business.

Operating expenses of the Corporate Banking Business Group increased ¥4.2 billion to ¥580.7 billion for the fiscal year ended March 31, 2018 from ¥576.5 billion for the fiscal year ended March 31, 2017. This increase was primarily due to the increased volume of overseas Japanese corporate business and higher expenses for global financial regulatory compliance purposes.

As a result, operating profit of the Corporate Banking Business Group decreased ¥30.0 billion to ¥422.5 billion for the fiscal year ended March 31, 2018 from ¥452.5 billion for the fiscal year ended March 31, 2017.

Global Business Group

Net revenue of the Global Business Group decreased ¥23.6 billion to ¥1,279.6 billion for the fiscal year ended March 31, 2018 from ¥1,303.2 billion for the fiscal year ended March 31, 2017. Net revenue of the Global Business Group mainly consists of revenues from commercial banking businesses outside of Japan, including loans, deposits and cash management, investment banking, retail banking, trust assets and securities businesses. The lower net revenue was mainly due to a decrease in the volume of M&A finance business in the United States as well as the application of stricter business acceptance criteria as part of our effort to improve profitability. These decreases were partially offset by an increase in net revenue of Krungsri.

Operating expenses of the Global Business Group increased ¥36.3 billion to ¥857.3 billion for the fiscal year ended March 31, 2018 from ¥821.0 billion for the fiscal year ended March 31, 2017, reflecting higher expenses in Krungsri primarily due to increased business volume and higher expenses for global financial regulatory compliance purposes.

As a result, operating profit of the Global Business Group decreased ¥59.9 billion to ¥422.3 billion for the fiscal year ended March 31, 2018 from ¥482.2 billion for the fiscal year ended March 31, 2017.

Trust Assets Business Group

Net revenue of the Trust Assets Business Group increased ¥13.6 billion to ¥186.7 billion for the fiscal year ended March 31, 2018 from ¥173.1 billion for the fiscal year ended March 31, 2017. Net revenue of the Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. Net revenue of the Trust Assets Business Group increased mainly due to an increase in income from the fund administration and custody services globally, reflecting the contributions of our recently acquired overseas subsidiaries.

Operating expenses of the Trust Assets Business Group increased ¥4.7 billion to ¥116.9 billion for the fiscal year ended March 31, 2018 from ¥112.2 billion for the fiscal year ended March 31, 2017. This was mainly due to the expansion of our fund administration and custody businesses globally through acquisitions.

As a result, operating profit of the Trust Assets Business Group increased ¥8.9 billion to ¥69.8 billion for the fiscal year ended March 31, 2018 from ¥60.9 billion for the fiscal year ended March 31, 2017.

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥105.7 billion to ¥477.2 billion for the fiscal year ended March 31, 2018 from ¥582.9 billion for the fiscal year ended March 31, 2017. This was mainly due to a decrease in net revenue from the asset liability management operations, primarily reflecting a decrease in realized gains on sales of foreign government bonds as well as a decrease in interest income due to the reduction of our foreign government bond portfolio and the flattening of the yield curve of U.S. Treasury bonds. The decrease in net revenue was also attributable to lower net revenue from the sales and trading business in Japan, reflecting the low volatility in interest rates.

Operating expenses of the Global Markets Business Group increased ¥9.5 billion to ¥222.7 billion for the fiscal year ended March 31, 2018 from ¥213.2 billion for the fiscal year ended March 31, 2017, reflecting higher expenses in our overseas securities subsidiaries primarily with larger volumes of sales and trading business as well as higher expenses for financial regulatory compliance purposes.

As a result, operating profit of the Global Markets Business Group decreased ¥115.2 billion to ¥254.5 billion for the fiscal year ended March 31, 2018 from ¥369.7 billion for the fiscal year ended March 31, 2017.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Retail Banking Business Group

Net revenue of the Retail Banking Business Group decreased ¥60.6 billion to ¥1,198.1 billion for the fiscal year ended March 31, 2017 from ¥1,258.7 billion for the fiscal year ended March 31, 2016. Net revenue of the Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Retail Banking Business Group. The decrease in net revenue was mainly attributable to a decrease in fees and commissions on sales of securities primarily due to weaker customer demand in response to uncertain market conditions as well as a decrease in insurance commissions since the sales of certain types of single premium insurance products were suspended in April 2016 after Japanese government bonds began trading on negative yields. The decrease in net revenue was also attributable to lower net revenue related to operations funded by deposits due to tighter interest rate spreads in the near-zero interest rate environment in Japan.

Operating expenses of the Retail Banking Business Group increased ¥0.5 billion to ¥972.4 billion for the fiscal year ended March 31, 2017 from ¥971.9 billion for the fiscal year ended March 31, 2016. This increase was mainly attributable to investments in a system integration project in our consumer finance subsidiary to establish an efficient and effective business platform for cashless payment and credit card services. The system integration project started in the fiscal year ended March 31, 2017 and is expected to be completed during the fiscal year ended March 31, 2022, for an estimated aggregate budget of ¥157.2 billion.

Operating profit of the Retail Banking Business Group decreased ¥61.1 billion to ¥225.7 billion for the fiscal year ended March 31, 2017 from ¥286.8 billion for the fiscal year ended March 31, 2016.

Corporate Banking Business Group

Net revenue of the Corporate Banking Business Group decreased ¥49.2 billion to ¥1,029.0 billion for the fiscal year ended March 31, 2017 from ¥1,078.2 billion for the fiscal year ended March 31, 2016. Net revenue of the Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Corporate Banking Business Group. The lower net revenue mainly reflected decreases in net revenue related to operations funded by deposits and net revenue from loans to corporate clients due to tighter interest rate spreads in the near-zero interest rate environment in Japan, as well as a decrease in fee income from the sales of derivative instruments. These decreases were offset in part by an increase in fees and commissions from hybrid financing transactions, including syndicated loans to large corporations and small and medium-sized enterprises.

Operating expenses of the Corporate Banking Business Group decreased ¥6.4 billion to ¥576.5 billion for the fiscal year ended March 31, 2017 from ¥582.9 billion for the fiscal year ended March 31, 2016.

Operating profit of the Corporate Banking Business Group decreased ¥42.8 billion to ¥452.5 billion for the fiscal year ended March 31, 2017 from ¥495.3 billion for the fiscal year ended March 31, 2016.

Global Business Group

Net revenue of the Global Business Group increased ¥30.4 billion to ¥1,303.2 billion for the fiscal year ended March 31, 2017 from ¥1,272.8 billion for the fiscal year ended March 31, 2016. Net revenue of the Global Business Group mainly consists of revenues from commercial banking businesses outside of Japan, including loans, deposits and cash management, investment banking, retail banking, trust assets and securities businesses. The higher net revenue was mainly due to the positive impact of improvements in the event-driven financing business in Asia and Oceania, EMEA and the Americas, as well as larger volumes of automobile purchase financing and consumer loans in Krungsri. The positive impact was partially offset by the appreciation of the Japanese yen against other major currencies. Net revenue was also adversely affected by tighter interest rate spreads in China, reflecting intensified competition among lending institutions, and lower volumes of U.S. dollar-denominated lending in China as the Renminbi depreciated against the U.S. dollar.

Operating expenses of the Global Business Group increased ¥6.2 billion to ¥821.0 billion for the fiscal year ended March 31, 2017 from ¥814.8 billion for the fiscal year ended March 31, 2016, reflecting an increase in expenses in Krungsri primarily due to the larger volumes of business and an increase in expenses for global financial regulatory compliance purposes. These increases were partially mitigated by our cost management measures, particularly in the Americas.

Operating profit of the Global Business Group increased ¥24.2 billion to ¥482.2 billion for the fiscal year ended March 31, 2017 from ¥458.0 billion for the fiscal year ended March 31, 2016.

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

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥55.0 billion to ¥582.9 billion for the fiscal year ended March 31, 2017 from ¥637.9 billion for the fiscal year ended March 31, 2016. This was mainly due to a decrease in profits on sales of foreign currency-denominated bonds as we reduced the balance of our foreign government bond portfolio in anticipation of, and reaction to, rising interest rates in the United States.

Operating expenses of the Global Markets Business Group increased ¥4.6 billion to ¥213.2 billion for the fiscal year ended March 31, 2017 from ¥208.6 billion for the fiscal year ended March 31, 2016, reflecting higher costs for a system integration project to enhance coordination and collaboration in the sales and trading business between our commercial banking subsidiaries and our securities subsidiaries as well as higher expenses for financial regulatory compliance purposes.

Operating profit of the Global Markets Business Group decreased ¥59.6 billion to ¥369.7 billion for the fiscal year ended March 31, 2017 from ¥429.3 billion for the fiscal year ended March 31, 2016.

Geographic Segment Analysis

The table below sets forth our total revenue, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2016, 2017 and 2018. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. In general, we have allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by our foreign operations to the relevant foreign geographical areas. Certain charges, such as most impairment charges on goodwill, are recognized as domestic expenses. For further information, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥2,995.6	¥1,903.3	¥2,127.3

Foreign:
United States of America	800.7	749.5	1,337.5
Europe	326.4	330.8	506.2
Asia/Oceania excluding Japan	981.1	818.9	780.0
Other areas(1)	309.6	385.0	443.1

Total foreign	2,417.8	2,284.2	3,066.8

Total	¥5,413.4	¥4,187.5	¥5,194.1

Income (loss) before income tax expense (benefit):
Domestic	¥494.1	¥(442.5)	¥439.9

Foreign:
United States of America	58.8	72.0	493.7
Europe	120.9	192.6	332.5
Asia/Oceania excluding Japan	319.2	236.3	128.9
Other areas(1)	169.7	214.1	266.8

Total foreign	668.6	715.0	1,221.9

Total	¥1,162.7	¥272.5	¥1,661.8

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥185.4	¥(365.7)	¥140.1

Foreign:
United States of America	173.4	119.2	447.9
Europe	162.6	216.6	322.6
Asia/Oceania excluding Japan	196.7	102.8	92.0
Other areas(1)	84.2	129.8	225.6

Total foreign	616.9	568.4	1,088.1

Total	¥802.3	¥202.7	¥1,228.2

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Domestic net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2018 was ¥140.1 billion, compared to ¥365.7 billion of net loss for the fiscal year ended March 31, 2017. This improvement was mainly attributable to smaller trading account losses in our domestic commercial banking subsidiaries, reflecting the increasing trend in equity prices in Japan towards the end of the calendar year 2017.

Foreign net income attributable to Mitsubishi UFJ Financial Group increased ¥519.7 billion to ¥1,088.1 billion for the fiscal year ended March 31, 2018 from ¥568.4 billion for the fiscal year ended March 31, 2017. The increase in foreign net income was mainly due to higher net profits on trading account securities, excluding derivatives, in the United States, partially offset by a decrease in net income primarily resulting from larger provisions for credit losses in Asia.

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

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

The average exchange rate for the fiscal year ended March 31, 2018 was ¥110.85 per U.S.$1.00, compared to the average exchange rate of ¥108.38 per U.S.$1.00 for the previous fiscal year. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2017 was ¥112.19 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2016 of ¥108.84 per U.S.$1.00.

The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥99.3 billion, net interest income by ¥56.2 billion and income before income tax expense by ¥29.2 billion, respectively, for the fiscal year ended March 31, 2018.

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

Financial Condition

Total Assets

Our total assets as of March 31, 2018 were ¥300,570.3 billion, an increase of ¥3,385.3 billion from ¥297,185.0 billion as of March 31, 2017. The increase in total assets mainly reflected an increase in cash, due from banks and interest-earning deposits in other banks of ¥11,848.4 billion, which were partially offset by a decrease in trading account assets of ¥6,133.3 billion.

The following table shows our total assets as of March 31, 2017 and 2018 by geographic region based principally on the domicile of the obligors:

	As of March 31,
	2017	2018
	(in billions)
Japan	¥191,305.6	¥196,121.5
Foreign:
United States	46,053.2	44,831.7
Europe	23,821.9	22,342.6
Asia/Oceania excluding Japan	25,256.0	27,163.1
Other areas(1)	10,748.3	10,111.4

Total foreign	105,879.4	104,448.8

Total	¥297,185.0	¥300,570.3

Note:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the exchange rates of the Japanese yen against the U.S. dollar and other foreign currencies. Foreign assets are denominated primarily in the U.S. dollar. The Japanese yen amount of foreign currency-denominated assets decreases as major foreign currencies depreciate against the Japanese yen. For example, as of March 31, 2018, the exchange rate was ¥106.24 per U.S.$1.00, as compared with ¥112.19 as of March 31, 2017. This appreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2017 and March 31, 2018 resulted in a ¥778.5 billion decrease in the Japanese yen amount of our total assets as of March 31, 2018.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2017 and 2018, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	As of March 31,
	2017	2018
	(in billions)
Domestic:
Manufacturing	¥11,796.8	¥10,876.6
Construction	819.3	781.3
Real estate	11,622.3	11,763.8
Services	2,549.3	2,689.1
Wholesale and retail	7,970.6	7,989.1
Banks and other financial institutions(1)	5,223.9	4,818.4
Communication and information services	1,634.6	1,551.5
Other industries	8,898.7	8,939.3
Consumer	16,491.0	16,287.3

Total domestic	67,006.5	65,696.4

Foreign:
Governments and official institutions	1,037.8	920.5
Banks and other financial institutions(1)	13,845.0	12,851.6
Commercial and industrial	30,279.6	30,591.2
Other	6,334.6	7,270.9

Total foreign	51,497.0	51,634.2

Unearned income, unamortized premium—net and deferred loan fees—net	(288.5)	(294.7)

Total(2)	¥118,215.0	¥117,035.9

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥185.9 billion and ¥226.9 billion as of March 31, 2017 and 2018, respectively, which are carried at the lower of cost or fair value.

Loans are one of our main uses of funds. For the fiscal year ended March 31, 2018, the average balance of loans was ¥117,765.1 billion, accounting for 49.3% of the average total interest-earning assets, compared to ¥117,288.2 billion, representing 49.0% of the average total interest-earning assets, for the previous fiscal year. As of March 31, 2018, our total loans were ¥117,035.9 billion, accounting for 38.9% of total assets, compared to ¥118,215.0 billion, accounting for 39.8% of total assets as of March 31, 2017. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, between March 31, 2017 and March 31, 2018, domestic loans decreased from 56.5% to 56.0%, while foreign loans increased from 43.5% to 44.0%.

Our domestic loan balance decreased ¥1,310.1 billion, or 2.0%, between March 31, 2017 and March 31, 2018. This was mainly due to repayments by some large borrowers in the domestic manufacturing industry as their financial performance and repayment ability improved and repayments of loans made to fund several large-scale corporate acquisition transactions.

Our foreign loan balance increased ¥137.2 billion, or 0.3%, between March 31, 2017 and March 31, 2018 This was primarily due to increased lending activity in the United States and Asia excluding Japan where economic conditions continued to improve at a moderate pace and the lending volumes generally increased across all of the private industry sectors. The increase in the foreign loan balance was also attributable to growth in Krungsri’s retail and consumer loan portfolio, particularly automobile loans.

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2017 and 2018:

As of March 31, 2017:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥49,572.4	¥2,162.0	¥296.9	¥52,031.3
Manufacturing	10,882.5	821.1	65.1	11,768.7
Construction	753.9	53.3	11.5	818.7
Real estate	11,137.7	352.8	42.3	11,532.8
Services	2,267.2	237.1	31.2	2,535.5
Wholesale and retail	7,403.7	462.6	98.4	7,964.7
Banks and other financial institutions	5,207.8	14.3	0.9	5,223.0
Communication and information services	1,573.5	45.3	15.4	1,634.2
Other industries	8,725.9	125.7	8.1	8,859.7
Consumer	1,620.2	49.8	24.0	1,694.0
Foreign-excluding MUFG Americas Holdings and Krungsri	36,134.4	971.2	189.6	37,295.2
Loans acquired with deteriorated credit quality	16.5	12.6	5.1	34.2

Total	¥85,723.3	¥3,145.8	¥491.6	¥89,360.7

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,256.2	¥76.2	¥14,332.4
Card	¥531.4	¥61.8	¥593.2

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥3,837.8	¥22.9	¥4,879.2	¥133.0	¥151.6	¥9,024.5

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥4,672.4	¥195.5	¥98.3	¥4,966.2

As of March 31, 2018:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥49,050.3	¥1,691.0	¥271.4	¥51,012.7
Manufacturing	10,215.5	596.7	57.7	10,869.9
Construction	727.9	43.7	9.1	780.7
Real estate	11,379.3	279.9	32.7	11,691.9
Services	2,467.5	175.8	24.1	2,667.4
Wholesale and retail	7,518.4	374.7	77.9	7,971.0
Banks and other financial institutions	4,800.3	10.9	1.1	4,812.3
Communication and information services	1,491.1	48.2	11.9	1,551.2
Other industries	8,780.5	120.5	37.0	8,938.0
Consumer	1,669.8	40.6	19.9	1,730.3
Foreign-excluding MUFG Americas Holdings and Krungsri	36,049.1	569.1	108.3	36,726.5
Loans acquired with deteriorated credit quality	12.0	11.7	3.6	27.3

Total	¥85,111.4	¥2,271.8	¥383.3	¥87,766.5

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,012.9	¥67.3	¥14,080.2
Card	¥528.1	¥61.7	¥589.8

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,360.5	¥14.2	¥4,509.1	¥59.9	¥116.8	¥9,060.5

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥5,284.1	¥198.5	¥123.1	¥5,605.7

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUFG Americas Holdings do not include FDIC covered loans and small business loans which are not individually rated totaling ¥40.5 billion and ¥0.9 billion as of March 31, 2017 and 2018, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the MUFG Americas Holdings segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUFG Americas Holdings segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

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

For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUFG Americas Holdings and Krungsri segments, credit quality indicators are generally based on information as of December 31.

Allowance for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2017 and 2018:

Fiscal year ended March 31, 2017:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥816.6	¥58.6	¥31.2	¥108.4	¥96.3	¥1,111.1
Provision for (reversal of) credit losses	177.3	12.2	13.3	(0.1)	51.0	253.7
Charge-offs	108.3	5.3	16.3	32.1	51.8	213.8
Recoveries	21.1	1.8	2.0	2.9	16.1	43.9

Net charge-offs	87.2	3.5	14.3	29.2	35.7	169.9
Others(1)	(6.0)	—	—	(5.4)	(1.3)	(12.7)

Balance at end of fiscal year	¥900.7	¥67.3	¥30.2	¥73.7	¥110.3	¥1,182.2

Fiscal year ended March 31, 2018:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥900.7	¥67.3	¥30.2	¥73.7	¥110.3	¥1,182.2
Provision for (reversal of) credit losses	(297.4)	(22.3)	23.4	(9.3)	64.8	(240.8)
Charge-offs	134.8	3.8	22.7	14.7	56.1	232.1
Recoveries	25.0	1.3	1.2	6.1	17.5	51.1

Net charge-offs	109.8	2.5	21.5	8.6	38.6	181.0
Others(1)	(2.4)	—	—	(2.0)	8.1	3.7

Balance at end of fiscal year	¥491.1	¥42.5	¥32.1	¥53.8	¥144.6	¥764.1

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2017 and 2018 are shown below:

As of March 31, 2017:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥772.8	¥46.5	¥20.6	¥19.2	¥19.0	¥878.1
Collectively evaluated for impairment	115.5	19.2	9.6	54.1	91.2	289.6
Loans acquired with deteriorated credit quality	12.4	1.6	0.0	0.4	0.1	14.5

Total	¥900.7	¥67.3	¥30.2	¥73.7	¥110.3	¥1,182.2

Loans:
Individually evaluated for impairment	¥1,349.6	¥125.6	¥71.9	¥93.5	¥65.0	¥1,705.6
Collectively evaluated for impairment	87,976.9	14,197.0	510.4	8,944.4	4,892.0	116,520.7
Loans acquired with deteriorated credit quality	34.2	9.8	10.9	27.1	9.2	91.2

Total(1)	¥89,360.7	¥14,332.4	¥593.2	¥9,065.0	¥4,966.2	¥118,317.5

As of March 31, 2018:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥414.8	¥16.6	¥21.2	¥7.7	¥29.4	¥489.7
Collectively evaluated for impairment	64.3	24.7	10.9	45.6	115.2	260.7
Loans acquired with deteriorated credit quality	12.0	1.2	0.0	0.5	0.0	13.7

Total	¥491.1	¥42.5	¥32.1	¥53.8	¥144.6	¥764.1

Loans:
Individually evaluated for impairment	¥978.0	¥110.2	¥66.9	¥82.5	¥84.1	¥1,321.7
Collectively evaluated for impairment	86,761.2	13,961.3	512.5	8,963.7	5,515.4	115,714.1
Loans acquired with deteriorated credit quality	27.3	8.7	10.4	15.2	6.2	67.8

Total(1)	¥87,766.5	¥14,080.2	¥589.8	¥9,061.4	¥5,605.7	¥117,103.6

Note:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

We recorded ¥240.8 billion of reversal of credit losses for the fiscal year ended March 31, 2018, compared to ¥253.7 billion of provision for credit losses for the previous fiscal year. Our total allowance for credit losses as of March 31, 2018 was ¥764.1 billion, a decrease of ¥418.1 billion from ¥1,182.2 billion as of March 31, 2017. The total allowance for credit losses represented 0.65% of the total loan balance as of March 31, 2018, compared to 1.00% as of March 31, 2017. Significant trends in each portfolio segment are discussed below.

Commercial segment—We recorded ¥297.4 billion of reversal of credit losses for the fiscal year ended March 31, 2018, compared to ¥177.3 billion of provision for credit losses for the previous fiscal year. The reversal reflected the repayment of loans by a large borrower in the domestic electronics manufacturing industry and an improvement in the projected cash flows of another large borrower in the same industry as their financial performance improved. In addition, repayments increased from foreign borrowers particularly in the oil and gas sector that previously experienced deteriorated repayment ability as oil and other commodities prices were on recovering trends. The financial performance of a broader number of small and medium-sized borrowers in the domestic manufacturing industry also improved due to the continued gradual recovery of economic conditions in Japan. As a result, the ratio of loans classified as Close Watch to total loans decreased to 2.59% as of March 31, 2018 from 3.52% as of March 31, 2017, and the ratio of loans classified as Likely to become Bankrupt and Legally/Virtually Bankrupt to total loans decreased to 0.44% as of March 31, 2018 from 0.55% as of March 31, 2017. The total allowance for credit losses for this segment represented 0.56% of the segment’s total loan balance as of Mach 31, 2018, compared to 1.01% as of March 31, 2017.

Residential segment—We recorded ¥22.3 billion of reversal of credit losses for the fiscal year ended March 31, 2018, compared to ¥12.2 billion of provision for credit losses for the previous fiscal year. The stable domestic corporate environment in recent periods has generally contributed to higher income for borrowers of housing loans. This environment positively affected the credit quality of housing loan borrowers. Repayments increased from that previously experienced deteriorated repayment ability through debt workout programs. As a result, the ratio of loans classified as Nonaccrual to total loans in the segment was 0.48% as of March 31, 2018, compared to 0.53% as of March 31, 2017. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.30% as of March 31, 2018 from 0.47% as of March 31, 2017.

Card segment—We recorded ¥23.4 billion of provision for credit losses for the fiscal year ended March 31, 2018, compared to ¥13.3 billion of provision for credit losses for the previous fiscal year. The increase primarily reflected a declining trend in the credit quality of the consumer loan portfolio where delinquencies and bankruptcies were increasing. As a result, charge-offs of loans in this segment also increased. The recent improvement in domestic corporate profits had and is expected to continue to have a disparate impact on consumer loan borrowers. As a result, charge-offs of loans were also increased compared to previous fiscal year. The ratio of loans classified as Nonaccrual to total loans in the segment was 10.46% as of March 31, 2018, compared to 10.42% as of March 31, 2017. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 5.45% as of March 31, 2018 from 5.09% as of March 31, 2017.

MUFG Americas Holdings segment—We recorded ¥9.3 billion of reversal of credit losses for the fiscal year ended March 31, 2018, compared to ¥0.1 billion of reversal of credit losses for the previous fiscal year. Recovering oil and gas prices helped the financial conditions of many borrowers in the oil and gas sector stabilize, particularly those which are engaged in the petroleum exploration and production business. This stabilization enabled borrowers to repay their loans that were previously in non-accrual status. As a result of these trends and other factors, the ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment decreased to 2.11% as of March 31, 2018 from 3.41% as of March 31, 2017. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.59% as of March 31, 2018 from 0.81% as of March 31, 2017.

Krungsri segment—We recorded ¥64.8 billion of provision for credit losses for the fiscal year ended March 31, 2018, compared to ¥51.0 billion of provision for credit losses for the previous fiscal year. The larger provision for credit losses on loans collectively evaluated for impairment was primarily attributable to growth in the retail and consumer loan portfolio, particularly the automobile loan portfolio. The larger provision for credit losses on loans individually evaluated for impairment resulted mainly from the negative impact of stagnant economic conditions in Thailand on the repayment ability of some corporate borrowers. As a result of this negative trend and the offsetting positive impact of the increase in retail and consumer loans that are classified as Normal, the ratio of loans classified as Special Mention or below to total loans in the segment was 5.74% as of March 31, 2018, compared to 5.92% as of March 31, 2017. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 2.58% as of March 31, 2018 from 2.22% as of March 31, 2017.

Allowance policy

We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for loan losses into five portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri.

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

For the Commercial, MUFG Americas Holdings and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for credit losses within the MUFG Americas Holdings segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report and “—Critical Accounting Estimates—Allowance for Credit Losses” above.

During the fiscal year ended March 31, 2018, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.

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

The allowance for credit losses on off-balance sheet credit instruments was ¥81.7 billion as of March 31, 2018, a decrease of ¥96.4 billion from ¥178.1 billion as of March 31, 2017. This decrease primarily reflected a reduction in the commitments and guarantees provided in favor of a large borrower in the domestic electronics manufacturing industry whose financial performance improved.

Nonaccrual loans and troubled debt restructurings

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings and Krungsri segments, and six months or more with respect to loans within the Residential segment.

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

Nonaccrual loans

The following table shows information about the nonaccrual status of loans by class as of March 31, 2017 and 2018:

	As of March 31,
	2017	2018
	(in billions)
Commercial
Domestic	¥471.1	¥333.0
Manufacturing	185.1	77.2
Construction	15.2	10.8
Real estate	44.4	33.3
Services	38.6	30.7
Wholesale and retail	131.2	108.2
Banks and other financial institutions	2.4	1.1
Communication and information services	18.7	13.8
Other industries	10.0	37.6
Consumer	25.5	20.3
Foreign-excluding MUFG Americas Holdings and Krungsri	191.9	109.5
Residential	75.4	69.5
Card	61.4	61.4
MUFG Americas Holdings	82.2	52.3
Krungsri	94.9	121.2

Total(1)	¥976.9	¥746.9

Note:

(1)	The above table does not include loans held for sale of nil and ¥0.1 billion as of March 31, 2017 and 2018, respectively, and loans acquired with deteriorated credit quality of ¥9.7 billion and ¥6.7 billion as of March 31, 2017 and 2018, respectively.

Total nonaccrual loans decreased ¥230.0 billion between March 31, 2017 and March 31, 2018. Significant trends in each portfolio segment are discussed below.

Commercial segment—Nonaccrual loans in the domestic commercial category decreased ¥138.1 billion between March 31, 2017 and March 31, 2018. The amount of commercial loans transferred from accrual status to nonaccrual status decreased as economic conditions gradually improved in Japan. In addition, nonaccrual loans outstanding to medium-sized corporate borrowers decreased. Nonaccrual loans in the foreign excluding MUFG Americas Holdings and Krungsri category decreased ¥82.4 billion primarily due to repayments from some borrowers in the oil and gas sector and a large trading company~~,~~ as well as charge-offs of loans to some borrowers in the oil, gas and natural resources sector that were unable to take advantage of the rising trend in commodities prices.

Residential segment—Nonaccrual loans in the segment decreased ¥5.9 billion between March 31, 2017 and March 31, 2018 primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers who became current with their interest payments as the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. In addition, our efforts to work with borrowers on their loan obligations contributed to the reduction in nonaccrual loans.

Card segment—Nonaccrual loans in the segment remained at the same level between March 31, 2017 and March 31, 2018. The amount of consumer loans transferred from accrual status to nonaccrual status increased, but the larger amount of charge-offs of nonaccrual consumer loans resulted in the balance of nonaccrual loans in the segment remaining at the same level.

MUFG Americas Holdings segment—Nonaccrual loans in the segment decreased ¥29.9 billion between March 31, 2017 and March 31, 2018 primarily as a result of the repayments, and transfer to accrual status, of loans to some borrowers in the oil and gas sector whose repayment ability improved as they benefited from rising oil and other commodities prices.

Krungsri segment—Nonaccrual loans in the segment increased ¥26.3 billion between March 31, 2017 and March 31, 2018, primarily because the credit quality of some local corporate borrowers deteriorated as they were negatively affected by stagnant economic conditions in Thailand.

Troubled debt restructurings

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2017 and 2018:

	As of March 31,
	2017	2018
	(in billions)
Commercial(1)
Domestic	¥592.6	¥482.6
Manufacturing	409.4	320.7
Construction	8.9	7.4
Real estate	39.0	33.3
Services	32.9	24.0
Wholesale and retail	83.0	70.1
Banks and other financial institutions	0.0	0.0
Communication and information services	6.1	12.8
Other industries	6.5	9.7
Consumer	6.8	4.6
Foreign-excluding MUFG Americas Holdings and Krungsri	96.2	54.2
Residential(1)	50.2	40.7
Card(2)	72.3	67.3
MUFG Americas Holdings(2)	69.8	65.4
Krungsri(2)	46.7	54.0

Total	¥927.8	¥764.2

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2017 and 2018 are nonaccrual TDRs as follows: ¥39.7 billion and ¥38.8 billion—Card; ¥45.1 billion and ¥26.0 billion—MUFG Americas Holdings; and ¥19.0 billion and ¥24.9 billion—Krungsri, respectively.

Total TDRs decreased ¥163.6 billion between March 31, 2017 and March 31, 2018. Significant trends in each portfolio segment are discussed below.

Commercial segment—TDRs in the domestic commercial category decreased ¥110.0 billion between March 31, 2017 and March 31, 2018. This was mainly due to a ¥88.7 billion decrease in the domestic manufacturing industry primarily resulting from repayment by a large borrower in the domestic electronics manufacturing industry whose financial performance improved. In addition, TDRs in the foreign-excluding MUFG Americas Holdings and Krungsri category decreased ¥42.0 primarily due to the sale of loans outstanding to a large foreign government investment vehicle.

Residential segment—TDRs in the segment decreased ¥9.5 billion between March 31, 2017 and March 31, 2018 primarily as a result of repayments of loans classified as TDRs pursuant to their respective restructured terms.

Card segment—TDRs in the segment decreased ¥5.0 billion between March 31, 2017 and March 31, 2018 mainly due to charge-offs resulting from borrowers filing for bankruptcy and repayments of loans classified as TDRs pursuant to their respective restructured terms.

MUFG Americas Holdings segment—TDRs in the segment decreased ¥4.4 billion between March 31, 2017 and March 31, 2018. The decrease was mainly due to repayments by borrowers in the oil and gas sector pursuant to their respective restructured loans.

Krungsri segment—TDRs in the segment increased ¥7.3 billion between March 31, 2017 and March 31, 2018. The increase was primarily because we provided concessions to some borrowers in the small and medium-sized enterprise loan portfolio, which were adversely affected by stagnant economic conditions in Thailand. The increase also reflected the grown in the retail and consumer portfolio.

In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans. In the Commercial and Residential segments, once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

For the fiscal year ended March 31, 2018, extensions of the stated maturity dates of loans were the primary type of concessions we granted to loans in the Commercial, Residential and Krungsri segments, reductions in the stated rates were the primary type of concessions we granted to loans in the Card segment, and payment deferrals were the primary type of concessions we granted to loans in the MUFG Americas Holdings segment.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2017 and 2018:

	As of March 31, 2017
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥876.0	¥187.7	¥1,063.7	¥1,107.2	¥608.1
Manufacturing	555.0	39.6	594.6	602.1	411.8
Construction	15.0	9.1	24.1	24.9	9.1
Real estate	53.0	30.3	83.3	90.8	15.0
Services	48.3	23.2	71.5	78.1	31.1
Wholesale and retail	160.5	53.7	214.2	224.2	115.7
Banks and other financial institutions	1.8	0.6	2.4	2.4	1.7
Communication and information services	14.2	10.6	24.8	26.6	10.5
Other industries	10.7	5.8	16.5	17.4	7.2
Consumer	17.5	14.8	32.3	40.7	6.0
Foreign-excluding MUFG Americas Holdings and Krungsri	262.9	23.0	285.9	310.0	164.7
Loans acquired with deteriorated credit quality	8.0	—	8.0	11.5	3.6
Residential	120.4	6.6	127.0	154.0	47.0
Card	71.8	0.5	72.3	80.4	20.5
MUFG Americas Holdings	77.2	16.3	93.5	113.4	19.2
Krungsri	44.7	20.8	65.5	71.1	19.1

Total(3)	¥1,461.0	¥254.9	¥1,715.9	¥1,847.6	¥882.2

	As of March 31, 2018
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥626.5	¥189.0	¥815.5	¥875.8	¥331.9
Manufacturing	361.2	36.6	397.8	408.1	166.1
Construction	10.9	7.2	18.1	18.5	7.9
Real estate	43.6	23.1	66.7	71.8	10.7
Services	38.1	16.6	54.7	59.3	25.9
Wholesale and retail	128.7	49.6	178.3	189.4	94.8
Banks and other financial institutions	1.1	0.0	1.1	1.2	1.0
Communication and information services	18.8	7.8	26.6	28.1	16.0
Other industries	13.0	34.3	47.3	67.5	5.4
Consumer	11.1	13.8	24.9	31.9	4.1
Foreign-excluding MUFG Americas Holdings and Krungsri	122.3	40.2	162.5	190.5	82.9
Loans acquired with deteriorated credit quality	7.8	—	7.8	15.5	4.3
Residential	105.1	6.2	111.3	134.7	16.9
Card	67.0	0.4	67.4	74.8	21.2
MUFG Americas Holdings	48.8	33.7	82.5	94.6	7.7
Krungsri	58.5	25.6	84.1	91.0	29.4

Total(3)	¥1,036.0	¥295.1	¥1,331.1	¥1,476.9	¥494.3

Notes:

(1)	These loans do not require an allowance for credit losses because the recorded loan balance equal, or do not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans as of March 31, 2017 and 2018 are accrual TDRs as follows: ¥688.8 billion and ¥536.8 billion—Commercial; ¥50.2 billion and ¥40.7 billion—Residential; ¥32.6 billion and ¥28.5 billion—Card; ¥24.7 billion and ¥39.4 billion—MUFG Americas Holdings; and ¥23.6 billion and ¥24.9 billion—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥9.9 billion and ¥0.1 billion as of March 31, 2017 and 2018, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2017 and 2018:

	Fiscal years ended March 31,
	2017		2018
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,137.5	¥14.1	¥918.1	¥9.4
Manufacturing	601.2	5.8	472.1	3.8
Construction	26.7	0.4	19.5	0.3
Real estate	96.2	1.6	74.0	1.1
Services	82.0	1.2	59.9	0.8
Wholesale and retail	238.8	3.5	186.4	2.3
Banks and other financial institutions	2.3	0.0	1.7	0.0
Communication and information services	27.5	0.6	25.5	0.4
Other industries	24.7	0.4	50.4	0.2
Consumer	38.1	0.6	28.6	0.5
Foreign-excluding MUFG Americas Holdings and Krungsri	291.6	5.1	209.3	4.2
Loans acquired with deteriorated credit quality	10.0	0.4	8.6	0.5
Residential	133.9	1.9	119.4	1.6
Card	75.8	2.5	69.8	2.0
MUFG Americas Holdings	91.7	1.7	83.5	2.0
Krungsri	51.6	2.2	75.4	3.9

Total	¥1,792.1	¥27.9	¥1,484.1	¥23.6

Past due analysis

Aging of past due loans by class as of March 31, 2017 and 2018 are shown below:

As of March 31, 2017:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥12.4	¥19.4	¥31.8	¥51,999.5	¥52,031.3	¥5.8
Manufacturing	1.4	1.7	3.1	11,765.6	11,768.7	0.0
Construction	0.3	0.2	0.5	818.2	818.7	—
Real estate	2.7	5.0	7.7	11,525.1	11,532.8	1.5
Services	1.3	3.2	4.5	2,531.0	2,535.5	0.0
Wholesale and retail	1.9	1.9	3.8	7,960.9	7,964.7	0.2
Banks and other financial institutions	0.0	0.0	0.0	5,223.0	5,223.0	—
Communication and information services	0.6	0.2	0.8	1,633.4	1,634.2	—
Other industries	0.3	0.1	0.4	8,859.3	8,859.7	—
Consumer	3.9	7.1	11.0	1,683.0	1,694.0	4.1
Foreign-excluding MUFG Americas Holdings and Krungsri	5.3	50.1	55.4	37,239.8	37,295.2	2.2
Residential	78.2	42.4	120.6	14,202.1	14,322.7	31.4
Card	17.5	31.3	48.8	533.5	582.3	—
MUFG Americas Holdings	25.2	14.2	39.4	8,998.0	9,037.4	1.2
Krungsri	103.0	73.3	176.3	4,780.7	4,957.0	—

Total	¥241.6	¥230.7	¥472.3	¥117,753.6	¥118,225.9	¥40.6

As of March 31, 2018:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥13.3	¥43.9	¥57.2	¥50,955.5	¥51,012.7	¥6.4
Manufacturing	1.4	1.4	2.8	10,867.1	10,869.9	—
Construction	0.4	0.4	0.8	779.9	780.7	—
Real estate	2.1	3.2	5.3	11,686.6	11,691.9	1.6
Services	1.0	0.6	1.6	2,665.8	2,667.4	0.0
Wholesale and retail	3.9	4.2	8.1	7,962.9	7,971.0	1.3
Banks and other financial institutions	—	0.0	0.0	4,812.3	4,812.3	—
Communication and information services	0.7	0.3	1.0	1,550.2	1,551.2	—
Other industries	0.3	28.3	28.6	8,909.4	8,938.0	—
Consumer	3.5	5.5	9.0	1,721.3	1,730.3	3.5
Foreign-excluding MUFG Americas Holdings and Krungsri	12.5	19.7	32.2	36,694.3	36,726.5	1.1
Residential	78.1	19.4	97.5	13,974.1	14,071.6	10.8
Card	18.9	32.2	51.1	528.2	579.3	—
MUFG Americas Holdings	23.1	13.6	36.7	9,009.5	9,046.2	0.8
Krungsri	116.7	99.3	216.0	5,383.5	5,599.5	—

Total	¥262.6	¥228.1	¥490.7	¥116,545.1	¥117,035.8	¥19.1

Notes:

(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUFG Americas Holdings do not include ¥0.4 billion and ¥0.0 billion of FDIC covered loans as of March 31, 2017 and 2018, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Sales of nonperforming loans

The following table presents comparative data relating to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2017	¥99.0	¥24.0	¥75.0	¥(12.9)
For the fiscal year ended March 31, 2018	¥117.9	¥18.5	¥99.4	¥(6.3)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

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

The principal amount of non-performing loans sold in the fiscal year ended March 31, 2018 increased compared to the previous fiscal year mainly due to the increased sales by MUFG Bank of nonperforming loans outstanding to borrowers in the domestic manufacturing industry.

In connection with the sale of loans, including performing loans, we recorded net gains of ¥19.4 billion and ¥2.9 billion for the fiscal years ended March 31, 2017 and 2018, respectively.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 56.3% as of March 31, 2018 from 59.7% as of March 31, 2017. We also hold Japanese government bonds that are classified as held-to-maturity securities, which accounted for 2.5% of the total investment securities as of March 31, 2018.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2017 and 2018, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes valued under Japanese GAAP to approximately 10% of our Tier 1 capital over a five-year period. During the fiscal year ended March 31, 2018, we sold down ¥201 billion of equity securities held in our strategic equity investment portfolio valued under Japanese GAAP. As of March 31, 2018, the balance of such securities valued under Japanese GAAP represented 14.2% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Investment securities increased ¥420.6 billion to ¥43,654.2 billion as of March 31, 2018 from ¥43,233.6 billion as of March 31, 2017, primarily due to an increase in net unrealized gains on marketable equity securities, reflecting the rise in equity prices.

Investment securities other than available-for-sale or held-to-maturity securities, which are nonmarketable equity securities presented on our consolidated balance sheets as other investment securities, were primarily carried at cost of ¥566.6 billion as of March 31, 2018 and ¥556.2 billion as of March 31, 2017, respectively, because their fair values were not readily determinable.

For the fiscal year ended March 31, 2018, losses resulting from impairment of investment securities were ¥8.2 billion, an improvement of ¥25.6 billion compared to the fiscal year ended March 31, 2017. This was mainly due to the positive impact of generally rising stock prices in Japan.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale and held-to-maturity securities as of March 31, 2017 and 2018.

	As of March 31,
	2017			2018
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale securities:
Debt securities:
Japanese government and Japanese government agency bonds	¥25,435.6	¥25,826.3	¥390.7	¥24,272.3	¥24,567.9	¥295.6
Japanese prefectural and municipal bonds	1,010.3	1,015.5	5.2	1,532.1	1,537.4	5.3
Foreign governments and official institutions bonds	2,162.9	2,149.9	(13.0)	2,207.7	2,171.7	(36.0)
Corporate bonds	1,122.0	1,141.7	19.7	1,104.8	1,119.4	14.6
Mortgage-backed securities	1,284.1	1,269.2	(14.9)	1,727.8	1,712.8	(15.0)
Asset-backed securities	1,374.8	1,378.3	3.5	1,547.0	1,558.3	11.3
Other debt securities	169.2	170.8	1.6	165.0	165.6	0.6
Marketable equity securities	2,737.0	6,138.4	3,401.4	2,789.4	6,671.6	3,882.2

Total available-for-sale securities	¥35,295.9	¥39,090.1	¥3,794.2	¥35,346.1	¥39,504.7	¥4,158.6

Held-to-maturity debt securities(1)	¥3,587.3	¥3,637.8	¥50.5	¥3,582.9	¥3,620.7	¥37.8

Note:

(1)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on available-for-sale securities increased ¥364.4 billion to ¥4,158.6 billion as of March 31, 2018 from ¥3,794.2 billion as of March 31, 2017. The increase was primarily attributable to a ¥480.8 billion increase in net unrealized gains on marketable equity securities, primarily reflecting higher equity prices as of March 31, 2018 compared to March 31, 2017. The increase was offset in part by a ¥95.1 billion decrease in net unrealized gains on Japanese government and Japanese government agency bonds, reflecting a reduction in our holdings of Japanese government bonds as part of our asset and liability management and interest rate risk management measures.

The amortized cost of held-to-maturity securities decreased ¥4.4 billion to ¥3,582.9 billion as of March 31, 2018 from ¥3,587.3 billion as of March 31, 2017. The decrease was mainly due to a decrease in mortgage-backed securities. Net unrealized gains on held-to-maturity decreased ¥12.7 billion between March 31, 2017 and March 31, 2018, reflecting a reduction in mortgage-backed securities.

The following table shows information relating to our investment securities other than available-for-sale or held-to-maturity securities as of March 31, 2017 and 2018:

	As of March 31,
	2017	2018
	(in billions)
Other investment securities:
Nonmarketable equity securities:
Unlisted preferred securities(1)	¥391.4	¥391.1
Others(2)	138.5	147.1
Investment securities held by investment companies and brokers and dealers(3)	26.3	28.4

Total	¥556.2	¥566.6

Notes:

(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash, due from banks and interest-earning deposits in other banks

Cash, due from banks and interest-earning deposits in other banks increased ¥11,848.4 billion to ¥75,858.1 billion as of March 31, 2018 from ¥64,009.7 billion as of March 31, 2017. Cash and due from banks increased ¥6,965.7 billion to ¥32,648.4 billion as of March 31, 2018 from ¥25,682.7 billion as of March 31, 2017. This increase was mainly because our commercial banking and trust banking subsidiaries deposited with the Bank of Japan a larger amount of cash received on sales and redemptions of Japanese government bonds as the subsidiaries continued to reduce their holdings of such bonds. A larger amount of customer deposits in our commercial banking subsidiaries was also deposited with the Bank of Japan as such deposits increased mainly because near-zero interest rates in Japan resulted in a shift in investor preference from investments in money markets to deposits. Interest-earning deposits in other banks also increased ¥4,882.7 billion to ¥43,209.7 billion as of March 31, 2018 from ¥38,327.0 billion as of March 31, 2017. This was mainly due to an increase in such deposits in overseas banks with higher interest rates, particularly in the United States. Cash, due from banks and interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions.

Trading Account Assets

Trading account assets decreased ¥6,133.3 billion to ¥35,186.7 billion as of March 31, 2018 from ¥41,320.0 billion as of March 31, 2017. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities increased ¥114.6 billion to ¥22,601.5 billion as of March 31, 2018 from ¥22,486.9 billion as of March 31, 2017. This increase was mainly due to growth in our trading foreign government and official institution bond portfolio and trading equity portfolio. Trading derivative assets decreased ¥6,247.9 billion to ¥12,585.2 billion as of March 31, 2018 from ¥18,833.1 billion as of March 31, 2017. This decrease was mainly attributable to the application of new accounting rules for derivative transactions through central counterparty clearing houses.

Investment Securities

Total investment securities increased ¥420.6 billion to ¥43,654.2 billion as of March 31, 2018 from ¥43,233.6 billion as of March 31, 2017. This was mainly due to an increase in our holding of equity securities, reflecting higher equity prices in Japan. Net unrealized gains on available-for-sale securities as of March 31, 2018 were ¥4,158.6 billion, an increase of ¥364.4 billion from ¥3,794.2 billion as of March 31, 2017, mainly due to higher equity prices as of March 31, 2018 compared to March 31, 2017. This increase was partially offset by a decrease in net unrealized gains on Japanese government bonds primarily due to the reduction in our Japanese government bond portfolio.

Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets decreased ¥7.8 billion to ¥68.7 billion as of March 31, 2018 from ¥76.5 billion as of March 31, 2017. Deferred tax assets decreased primarily due to a decrease in allowance for credit losses. Deferred tax liabilities increased ¥240.4 billion to ¥654.1 billion as of March 31, 2018 from ¥413.7 billion as of March 31, 2017. This was primarily due to increases in net unrealized gains on trading securities and investment securities.

For more information, see “—A. Operating Results—Results of Operations—Income Tax Expense” and Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Total Liabilities

As of March 31, 2018, total liabilities were ¥284,924.5 billion, an increase of ¥2,504.2 billion from ¥282,420.3 billion as of March 31, 2017. This was primarily due to an increase of ¥5,273.0 billion in deposits and an increase of ¥3,062.4 billion in payables under repurchase agreements and securities lending transactions, partially offset by a decrease of ¥6,567.8 billion in trading account liabilities.

Deposits

Deposits are our primary source of funds. The balance of deposits increased ¥5,273.0 billion to ¥195,674.6 billion as of March 31, 2018 from ¥190,401.6 billion as of March 31, 2017. The increase was mainly attributable to an increase in interest-bearing deposits from retail customers in Japan as well as an increase in foreign deposits.

The total average balance of interest-bearing deposits increased ¥8,995.3 billion to ¥164,562.8 billion for the fiscal year ended March 31, 2018 from ¥155,567.5 billion for the fiscal year ended March 31, 2017.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset and liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts and other short-term borrowings. For changes in presentation of payables under repurchase agreements, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Short-term borrowings increased ¥2,502.5 billion to ¥39,024.6 billion as of March 31, 2018 from ¥36,522.1 billion as of March 31, 2017. This increase was primarily attributable to a ¥2,621.2 billion increase in payables under securities lending transactions and a ¥441.2 billion increase in payables under repurchase agreements. During the fiscal year ended March 31, 2018, investor preference shifted from deposits to investments in the money market, reversing the trend which started following the introduction of the Bank of Japan’s “quantitative and qualitative monetary easing with negative interest rates” policy in February 2016.

Trading Account Liabilities

Trading account liabilities decreased ¥6,567.8 billion to ¥12,222.3 billion as of March 31, 2018 from ¥18,790.1 billion as of March 31, 2017. This decrease was mainly attributable to the application of new accounting rules for derivative transactions through central counterparty clearing houses.

Long-term Debt

Long-term debt increased ¥938.1 billion to ¥27,069.6 billion as of March 31, 2018 from ¥26,131.5 billion as of March 31, 2017. This increase was due to additional issuances of bonds by us to meet TLAC and other Basel III requirements. The average balance of long-term debt for the fiscal year ended March 31, 2018 was ¥27,932.0 billion, an increase of ¥4,969.1 billion from ¥22,962.9 billion for the previous fiscal year.

The senior notes and subordinated bonds that MUFG issued for TLAC and other Basel III compliance purposes are included in long-term debt. See “—Recent Developments.”

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥192,741.2 billion for the fiscal year ended March 31, 2018 from ¥181,238.3 billion for the fiscal year ended March 31, 2017. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with our average total equity of ¥15,423.1 billion, funded 64.9% of our average total assets of ¥320,589.9 billion during the fiscal year ended March 31, 2018. Our deposits exceeded our loans before allowance for credit losses by ¥78,638.7 billion as of March 31, 2018 compared to ¥72,186.6 billion as of March 31, 2017. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The balance of our short-term borrowings as of March 31, 2018 was ¥39,024.6 billion, and the average balance of short-term borrowings for the fiscal year ended March 31, 2018 was ¥38,609.1billion. The balance of our long-term debt as of March 31, 2018 was ¥27,069.6 billion, and the average balance of long-term debt for the fiscal year ended March 31, 2018 was ¥27,932.0 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our domestic and foreign banking and non-bank subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Liquidity risk management measures at the subsidiary level include the following:

•

Domestic banking subsidiaries—Our major domestic banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). The major domestic banking subsidiaries also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, the major domestic banking subsidiaries regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions;

•	Foreign banking subsidiaries—Our major foreign banking subsidiaries, MUFG Americas Holdings and Krungsri, monitors various liquidity metrics, including total available liquidity, the net non-core funding dependence ratio, and minimum liquidity assets, as a tool to maintain a sufficient amount of liquidity and diversity of funding sources to allow the major foreign banking subsidiaries to meet expected obligations in both stable and adverse conditions. In addition, the major foreign banking subsidiaries regularly conduct stress testing, which incorporates both bank-specific and systemic market scenarios that would adversely affect its liquidity position, to facilitate the identification of appropriate remedial measures to help ensure that it maintains adequate liquidity in adverse conditions;

•	Securities subsidiaries—Our securities subsidiaries implement liquidity and funding limits designed to maintain their requirements for funding from market sources below pre-determined levels for specified periods. In addition, the securities subsidiaries regularly conduct analyses designed to assess the period for which they can continue to meet their respective liquidity requirements by selling or pledging assets they respectively hold under scenarios where they are unable to access any additional sources of financing in the market; and

•	Non-bank subsidiaries—Our non-bank subsidiaries, including Mitsubishi UFJ NICOS, regularly conduct cash flow analyses designed to assess their ability to generate sufficient liquidity for specified periods, considering the cash and cash equivalents as well as deposits they respectively hold, and their respective operating income and expenses under scenarios where they are no longer able to obtain funding from markets through issuance of commercial paper, bonds or other instruments. The non-bank subsidiaries also conduct analyses to ensure sufficient liquidity and funding are available from our bank subsidiaries and other financial institutions outside of our group of companies.

We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.

We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. As of March 31, 2018, we held ¥24,567.9 billion of Japanese government bonds and government agency bonds as available-for-sale securities. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.

In November 2017, Standard and Poor’s downgraded the long-term credit ratings of MUFG and Mitsubishi UFJ Securities Holdings by one-notch from A to A-, the long-term credit ratings of MUFG Bank and Mitsubishi UFJ Trust and Banking by one-notch from A+ to A and the short-term credit rating of Mitsubishi UFJ Securities Holdings by one-notch from A-1 to A-2. Although these credit rating and outlook changes have not resulted, and are not currently expected to result, in a material adverse impact on us, a further downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity”.

Liquidity Requirements for Banking Institutions in Japan

Starting in June 2015, banks and bank holding companies in Japan are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. A minimum LCR of 90% is required in the calendar year 2018, and the required minimum ratio is expected to be raised by 10 percentage points to 100% in the calendar year 2019. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio.”

Total Equity

The following table presents a summary of our total equity as of March 31, 2017 and 2018:

	March 31, 2017	March 31, 2018
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,956.6	5,740.2
Retained earnings	4,171.2	5,185.3
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	3,931.6	4,945.7
Net unrealized gains on investment securities, net of taxes	2,032.8	2,270.3
Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities	248.6	207.0
Treasury stock, at cost	(514.0)	(522.9)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥13,985.5	¥14,970.2
Noncontrolling interests	779.2	675.6

Total equity	¥14,764.7	¥15,645.8

Ratio of total equity to total assets	4.97%	5.21%

Mitsubishi UFJ Financial Group shareholders’ equity as of March 31, 2018 was ¥14,970.2 billion, an increase of ¥984.7 billion from ¥13,985.5 billion as of March 31, 2017.

Capital surplus decreased ¥216.4 billion to ¥5,740.2 billion as of March 31, 2018 from ¥5,956.6 billion as of March 31, 2017. This decrease was mainly due to repurchases of shares of our common stock and cancellation of the repurchased shares.

Retained earnings increased ¥1,014.1 billion to ¥5,185.3 billion as of March 31, 2018 from ¥4,171.2 billion as of March 31, 2017, reflecting the higher net income for the fiscal year ended March 31, 2018. We decided to pay our year-end dividend of ¥10 per share of our common stock for the six months ended March 31, 2018, resulting in an annual dividend of ¥19 per share of our common stock for the fiscal year ended March 31, 2018.

Net unrealized gains on investment securities, net of taxes, increased ¥237.5 billion to ¥2,270.3 billion as of March 31, 2018 from ¥2,032.8 billion as of March 31, 2017. The increase was mainly due to higher equity prices as of March 31, 2018 compared to March 31, 2017.

Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities decreased ¥41.6 billion to ¥207.0 billion as of March 31, 2018 from ¥248.6 billion as of March 31, 2017. The decrease was mainly due to ¥119.7 billion of negative net change in the balance of foreign currency translation adjustments, reflecting the appreciation of the Japanese yen against the U.S. dollar and other major currencies, partially offset by ¥94.5 billion of positive net change in the balance of defined benefit plans.

Treasury stock increased ¥8.9 billion to ¥522.9 billion as of March 31, 2018 from ¥514.0 billion as of March 31, 2017, as a result of the market purchase of shares of our common stock by the trustee of the trust for the second performance-based stock compensation plan. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Performance-based Stock Compensation Plans.”

As a result of the foregoing, total equity increased ¥881.1 billion to ¥15,645.8 billion as of March 31, 2018 from ¥14,764.7 billion as of March 31, 2017. The ratio of total equity to total assets increased 0.24 percentage points to 5.21% as of March 31, 2018 from 4.97% as of March 31, 2017.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities, which are classified as available-for-sale investment securities, have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of available-for-sale investment securities as of March 31, 2017 and 2018:

	March 31, 2017	March 31, 2018
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥2,032.8	¥2,270.3
Accumulated net unrealized gains on investment securities to total equity	13.77%	14.51%

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

Effective March 31, 2016, the FSA’s capital conservation buffer, global systematically important bank, or G-SIB, surcharge, and countercyclical buffer requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements are currently being phased in and, as of March 31, 2018, we are required to maintain a capital conservation buffer of 1.875%, a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.01% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. When fully implemented on March 31, 2019, we will be required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of up to 2.5%, assuming we will be in Bucket 2 of the G-SIB list. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2018, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.9%.

Leverage Requirements for Banking Institutions in Japan

We are required to disclose our consolidated leverage ratio calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include revisions to the measurement of the leverage ratio and a 3% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. These requirements are subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan.

Capital Ratios and Leverage Ratios of MUFG

The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios and leverage ratios in accordance with Basel III as of March 31, 2017 and 2018. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2017	Minimum capital ratios required(1)	As of March 31, 2018	Minimum capital ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,413.8		¥14,284.9
Additional Tier 1	1,818.6		1,966.8
Tier 1 capital	15,232.4		16,251.7
Tier 2 capital	2,843.6		2,543.7
Total capital	¥18,076.1		¥18,795.4
Risk-weighted assets	¥113,986.3		¥113,463.6
Capital ratios:
Common Equity Tier 1 capital	11.76%	6.50%	12.58%	7.51%
Tier 1 capital	13.36	8.00	14.32	9.01
Total capital	15.85	10.00	16.56	11.01
Leverage ratio	4.81	—	5.01	—

Note:

(1)	Effective March 31, 2016, the FSA’s capital conservation buffer, G-SIB surcharge and countercyclical buffer requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As of March 31, 2017, the minimum capital ratios required included a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75%. As of the same date, no countercyclical buffer was required. As of March 31, 2018, the minimum capital ratios required included a capital conservation buffer of 1.875%, a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.01%.

Management believes that, as of March 31, 2018, we were in compliance with all capital adequacy requirements to which we were subject.

Our Common Equity Tier 1 capital ratio as of March 31, 2018 was higher compared to the ratio as of March 31, 2017 due to an increase in our Common Equity Tier 1 capital. The increase in our Common Equity

Tier 1 capital was mainly due to increases in retained earnings and other comprehensive income. The lower risk-weighted assets mainly reflected a decrease in credit risk resulting from updates to parameters for the calculation of credit risks and improvements in the quality of our credit portfolio.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios and leverage ratios of MUFG Bank and Mitsubishi UFJ Trust and Banking in accordance with Basel III as of March 31, 2017 and 2018. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2017	Minimum capital ratios required	As of March 31, 2018	Minimum capital ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	11.14%	4.50%	11.85%	4.50%
Tier 1 capital ratio	12.70	6.00	13.59	6.00
Total capital ratio	15.28	8.00	15.90	8.00
Leverage ratio	4.73	—	4.81	—
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	15.87	4.50	16.21	4.50
Tier 1 capital ratio	16.94	6.00	17.67	6.00
Total capital ratio	19.80	8.00	20.03	8.00
Leverage ratio	4.52	—	4.71	—
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	12.04	4.50	12.54	4.50
Tier 1 capital ratio	13.88	6.00	14.51	6.00
Total capital ratio	16.70	8.00	16.90	8.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	16.35	4.50	16.18	4.50
Tier 1 capital ratio	17.45	6.00	17.55	6.00
Total capital ratio	20.48	8.00	19.88	8.00

Management believes that, as of March 31, 2018, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan

The following table presents the LCRs of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking in accordance with Basel III as adopted by the FSA for the three months ended March 31, 2017 and 2018. The figures underlying the ratios were calculated in accordance with Japanese banking regulations. The percentages in the table below are rounded down. The minimum ratios required during the period from January 1 to December 31, 2017 and 2018 were 80% and 90%, respectively.

	Three months ended
	March 31, 2017(1,6)	June 30, 2017(2,6)	September 30, 2017(3,6)	December 31, 2017(4,6)	March 31, 2018(5,6)
MUFG (consolidated)	137.9%	140.9%	145.4%	145.7%	144.8%
MUFG Bank (consolidated)	149.3	153.5	160.3	162.6	160.0
MUFG Bank (stand-alone)	160.4	164.4	172.0	174.0	170.4
Mitsubishi UFJ Trust and Banking (consolidated)	115.6	114.8	114.2	111.3	113.8
Mitsubishi UFJ Trust and Banking (stand-alone)	129.5	127.8	128.0	123.8	127.7

Notes:

(1)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 3, 2017 and March 31 2017 divided by the average amount of net cash outflows for the same sixty-one business days.
(2)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 3, 2017 and June 30, 2017 divided by the average amount of net cash outflows for the same sixty-two business days.
(3)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 3, 2017 and September 29, 2017 divided by the average amount of net cash outflows for the same sixty-two business days.
(4)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between October 2, 2017 and December 29, 2017 divided by the average amount of net cash outflows for the same sixty-two business days.
(5)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2018 and March 30, 2018 divided by the average amount of net cash outflows for the same fifty-nine business days.
(6)	The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.

See “—B. Liquidity and Capital Resources—Sources of Funding and Liquidity.”

Capital Requirements for Banking Institutions in the United States

In the United States, MUFG Americas Holdings and MUFG Union Bank are subject to various regulatory capital requirements administered by the U.S. Federal banking agencies. Failure to meet the applicable minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements.

For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.” See also Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2016 and 2017:

	As of December 31, 2016	Minimum capital ratios required as of December 31, 2016(1)	As of December 31, 2017	Minimum capital ratios required as of December 31, 2017(2)	Ratio OCC requires to be “well capitalized” as of December 2017
MUFG Americas Holdings:
Tier I capital (to risk-weighted assets)	14.77%	6.625%	16.31%	7.250%	—
Tier I capital (to quarterly average assets)(3)	9.92	4.000	10.06	4.000	—
Total capital (to risk-weighted assets)	16.45	8.625	17.76	9.250	—
Common Equity Tier I Capital (to risk-weighted assets)	14.77	5.125	16.31	5.750	—
MUFG Union Bank:
Tier I capital (to risk-weighted assets)	14.61%	6.625%	16.17%	7.250%	8.0%
Tier I capital (to quarterly average assets)(3)	11.46	4.000	11.78	4.000	5.0
Total capital (to risk-weighted assets)	16.29	8.625	17.68	9.250	10.0
Common Equity Tier I Capital (to risk- weighted assets)	14.61	5.125	16.17	5.750	6.5

Notes:

(1)	Beginning January 1, 2016, the minimum capital requirement includes a capital conservation buffer of 0.625%.
(2)	Beginning January 1, 2017, the minimum capital requirement includes a capital conservation buffer of 1.250%.
(3)	Excludes certain deductions.

Management believes that, as of December 31, 2017, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2016 and 2017, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There have been no conditions or events since December 31, 2017 that would cause management to believe that MUFG Union Bank’s category has changed.

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

Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities

As of March 31, 2018, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥446.5 billion on a stand-alone basis represented 291.2% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥473.3 billion on a consolidated basis represented 293.2% of the total amounts equivalent to market, counterparty credit and operations risks. As of March 31, 2017, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥426.1 billion on a stand-alone basis represented 323.0% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥451.2 billion on a consolidated basis represented 324.7% of the total amounts equivalent to market, counterparty credit and operations risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.

For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of income included elsewhere in this Annual Report. The following table summarizes the changes in the fair value of non-exchange traded contracts for the fiscal years ended March 31, 2017 and 2018:

	Fiscal years ended March 31,
	2017	2018
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥4,790	¥4,373
Changes attributable to contracts realized or otherwise settled during the fiscal year	920	(2,126)
Fair value of new contracts entered into during the fiscal year	—	—
Other changes in fair value, principally revaluation at end of fiscal year	(1,337)	(435)

Net fair value of contracts outstanding at end of fiscal year	¥4,373	¥1,812

The following table summarizes the maturities of non-exchange traded contracts as of March 31, 2018:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥1,001	¥(40)
Maturity less than 3 years	835	9
Maturity less than 5 years	7	—
Maturity 5 years or more	—	—

Total fair value	¥1,843	¥(31)

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The following table summarizes these commitments as of March 31, 2018:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥3,115	¥850	¥346	¥4,311
Performance guarantees	2,144	801	106	3,051
Derivative instruments	15,230	18,314	6,969	40,513
Liabilities of trust accounts	6,017	558	2,869	9,444
Others	2	4	16	22

Total guarantees	26,508	20,527	10,306	57,341

Other off-balance sheet instruments:
Commitments to extend credit	52,722	25,038	2,330	80,090
Commercial letters of credit	955	235	1	1,191
Commitments to make investments	13	69	101	183
Others	—	13	—	13

Total other off-balance sheet instruments	¥53,690	¥25,355	¥2,432	¥81,477

See Note 25 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance sheet instruments.

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. As of March 31, 2018, approximately 58% of these commitments have an expiration date within one year, 33% have an expiration date from one year to five years, and 9% have an expiration date after five years. Risks relating to off-balance sheet instruments are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The fees generated specifically from off-balance sheet arrangements are not a dominant source of our overall fees and commissions.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. For further information, see Note 26 to our consolidated financial statements included elsewhere in this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual obligations outstanding as of March 31, 2018:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual obligations:
Time deposit obligations	¥56,885	¥8,885	¥1,478	¥871	¥68,119
Estimated interest expense on time deposit obligations(1)	151	21	5	0	177
Long-term debt obligations	2,997	12,135	4,271	7,662	27,065
Capital lease obligations	5	7	4	3	19
Operating lease obligations	93	150	116	311	670
Purchase obligations	154	59	76	54	343

Total(2)(3)	¥60,285	¥21,257	¥5,950	¥8,901	¥96,393

Notes:

(1)	Contractual obligations related to estimated interest expense on time deposit obligations are calculated by applying the March 31, 2018 weighted-average interest rate on outstanding time deposits.
(2)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding as of March 31, 2018. We expect to contribute approximately ¥78.3 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2019. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(3)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefits. The total amount of the liabilities for unrecognized tax benefits is ¥12.9 billion as of March 31, 2018. Among the liabilities for unrecognized tax benefits, it is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥4.0 billion during the next twelve months. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

Members of the Board of Directors

The following table sets forth the members of our board of directors as of July 1, 2018, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Hiroshi Kawakami (May 3, 1949)	Member of the Board of Directors (Outside Director)	April 1972	Joined Toyota Motor Corporation
		June 2003	Managing Officer of TOYOTA MOTOR CORPORATION (TOYOTA)
		June 2007	Senior Managing Director of TOYOTA
		June 2008	Vice President of Toyota Tsusho Corporation
		June 2009	President & CEO of Central Japan International Airport Co., Ltd.
		June 2015	Senior Advisor of Central Japan International Airport Co., Ltd.
Member of the Board of Directors (Outside director) of MUFG (incumbent)
		June 2016	Outside director of AT-Group Co., Ltd (incumbent)
		June 2017	Advisor of Central Japan International Airport Co., Ltd. (incumbent)

Yuko Kawamoto (May 31, 1958)	Member of the Board of Directors (Outside Director)	April 1982	Joined The Bank of Tokyo, Ltd.
		April 1986	Resigned from The Bank of Tokyo, Ltd.
		September 1988	Joined McKinsey & Company, Inc.
		July 2001	Senior Expert of McKinsey & Company, Inc., Tokyo office
		March 2004	Resigned from McKinsey & Company, Inc.
		April 2004	Professor at Waseda Graduate School of Finance, Accounting and Law (current Business and Finance) (incumbent)
		June 2004	Outside director of Osaka Exchange, Inc. (current Japan Exchange Group, Inc.)
		June 2006	Outside Audit & Supervisory Board member of Tokio Marine Holdings, Inc.
		January 2013	Outside director of Japan Exchange Group, Inc.
		June 2013	Member of the Board of Directors of MUFG
		June 2014	Retired from outside director of Japan Exchange Group, Inc.
		December 2014	Member of National Public Safety Commission (incumbent)
		June 2016	Member of the Board of Directors (Outside director) of MUFG (incumbent)

		June 2018	Retired from Outside Audit & Supervisory Board Member of Tokio Marine Holdings, Inc.

Name (Date of Birth)	Position in MUFG	Business Experience
Haruka Matsuyama (August 22, 1967)	Member of the Board of Directors (Outside Director)	April 1995	Assistant Judge, Tokyo District Court
		July 2000	Registered as an attorney at law, member of the Daini Tokyo Bar Association
Joined Hibiya Park Law Offices
		January 2002	Partner of Hibiya Park Law Offices (incumbent)
		June 2012	Outside Corporate Auditor of Vitec Co., Ltd.
		June 2013	Outside director of T&D Holdings, Inc. (incumbent)
		June 2014	External Audit & Supervisory Board member of MITSUI & CO., LTD. (incumbent)
Member of the Board of Directors (Outside director) of MUFG (incumbent)
		June 2015	Outside director of Vitec Co., Ltd. (current VITEC HOLDINGS CO., LTD.) (incumbent)

Toby S. Myerson (July 20, 1949)	Member of the Board of Directors (Outside Director)	September 1977	Registered as an attorney at law, admitted in States of California and New York in the United States
		October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		April 1989	Managing Director of Wesserstein Perella & Co. Inc.
		November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 2014	Outside director of BK(US) (incumbent)
		December 2016	Retired from Paul, Weiss, Rifkind, Wharton & Garrison LLP
		January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
		February 2017	Outside director of MUAH (incumbent)
		June 2017	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Tsutomu Okuda (October 14, 1939)	Member of the Board of Directors (Outside Director)	April 1964	Joined The Daimaru, Inc.
		September 1991	Managing Director of Daimaru Australia Pty. Ltd.
		May 1995	Director of The Daimaru, Inc.
		May 1996	Managing Director of The Daimaru, Inc.
		March 1997	President of The Daimaru, Inc.
		May 2003	Chairman & CEO of The Daimaru, Inc.
		September 2007	Chairman of The Daimaru, Inc.
President & CEO of J. Front Retailing Co., Ltd.
		March 2010	Chairman & CEO of J. Front Retailing Co., Ltd.
		April 2013	Director and Senior Advisor of J. Front Retailing Co., Ltd.
		May 2014	Senior Advisor of J. Front Retailing Co., Ltd.
		June 2014	Member of the Board of Directors (Outside director) of MUFG (incumbent)
		May 2018	Special Advisor of J. Front Retailing Co., Ltd. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Yasushi Shingai (January 11, 1956)	Member of the Board of Directors (Outside Director)	April 1980	Joined Japan Tobacco and Salt Public Corporation (current Japan Tobacco Inc.)
		July 2001	Vice President of Financial Planning Division of Japan Tobacco Inc.
		June 2004	Senior Vice President, Head of Finance Group of Japan Tobacco Inc.
		July 2004	Senior Vice President, Chief Financial Officer of Japan Tobacco Inc.
		June 2005	Member of the Board, Senior Vice President, and Chief Financial Officer of Japan Tobacco Inc.
		June 2006	Member of the Board of Japan Tobacco Inc.,
Executive Vice President and Deputy CEO of JT International S.A.
		June 2011	Representative Director and Executive Vice President of Japan Tobacco Inc.
		June 2014	External Board Director of Recruit Holdings Co., Ltd.
		January 2018	Member of the Board of Japan Tobacco Inc.
		March 2018	Outside director of Asahi Group Holdings, Ltd. (incumbent)
		June 2018	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Tarisa Watanagase (November 30, 1949)	Member of the Board of Directors (Outside Director)	June 1975	Joined the Bank of Thailand
		January 1988	Economist, International Monetary Fund (on secondment)
		October 2002	Deputy Governor of the Bank of Thailand
		November 2006	Governor of the Bank of Thailand
		September 2010	Retired from the Bank of Thailand
		March 2013	Outside director of the Siam Cement Public Company Limited (incumbent)
		June 2017	Member of the Board of Directors (Outside director) of MUFG (incumbent)
Akira Yamate (November 23, 1952)	Member of the Board of Directors (Outside Director)	November 1977	Joined Price, Waterhouse & Co. Japan
		March 1983	Registered as Certified Public Accountant in Japan
		July 1991	Representative Partner of Aoyama Audit Corporation
Partner of Price Waterhouse
		April 2000	Representative Partner of Chuo Aoyama Audit Corporation
Partner of PricewaterhouseCoopers
		September 2006	Representative Partner of PricewaterhouseCoopers Aarata
		June 2013	Resigned from PricewaterhouseCoopers Aarata
External Audit & Supervisory Board member of Nomura Real Estate Holdings, Inc.
External Audit & Supervisory Board member of Nomura Real Estate Development, Co., Ltd.

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2015	Retired from External Audit & Supervisory Board member of Nomura Real Estate Development, Co., Ltd.
Member of the Board of Directors (Outside director) of MUFG (incumbent)
External director of Nomura Real Estate Holdings, Inc. (incumbent)
External member of Board of Statutory Auditors, Prudential Holdings of Japan, Inc. (incumbent)

Tadashi Kuroda (June 7, 1958)	Member of the Board of Directors	April 1981	Joined The Sanwa Bank, Limited
		April 2008	Executive Officer of BK
		June 2011	Senior Managing Executive Officer of Mitsubishi UFJ Research and Consulting Co., Ltd. (MURC)
Director and Senior Managing Executive Officer of MURC
		May 2013	Managing Executive Officer of BK
		May 2014	Managing Executive Officer of MUFG
		June 2014	Director of TB
Member of the Board of Directors, Managing Executive Officer of MUFG
		May 2015	Member of the Board of Directors, Senior Managing Executive Officer of MUFG
		June 2015	Member of the Board of Directors, Senior Managing Executive Officer of BK
Member of the Board of Directors, Senior Managing Corporate Executive of MUFG
		May 2018	Member of the Board of Directors of MUFG (incumbent)

Junichi Okamoto (November 9, 1957)	Member of the Board of Directors	April 1980	Joined The Toyo Trust and Banking Company, Limited
		June 2008	Executive Officer of TB
		June 2010	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2012	Senior Managing Executive Officer of TB
		June 2013	Director, Deputy President and Executive Officer of TB
Member of the Board of Directors of MUFG
		June 2015	Senior Managing Corporate Executive of MUFG
		June 2017	Director of TB
Member of the Board of Directors of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kiyoshi Sono (April 18, 1953)	Member of the Board of Directors Chairman (Representative Corporate Executive)	April 1976	Joined The Sanwa Bank, Limited
		May 2004	Executive Officer of UFJ Bank Limited
		January 2006	Executive Officer of BK
		May 2006	Managing Executive Officer of BK
		May 2010	Senior Managing Executive Officer of BK
		May 2012	Managing Executive Officer of MUFG
		June 2012	Member of the Board of Directors, Deputy President of BK
		May 2014	Deputy Chairman of the Board of Directors of BK (incumbent)
		June 2014	Chairman of the Board of Directors of MUFG Director of Mitsubishi UFJ NICOS (incumbent)
		June 2015	Member of the Board of Directors, Chairman of MUFG (incumbent)

Mikio Ikegaya (July 6, 1958)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1981	Joined The Mitsubishi Trust and Banking Corporation (MTB)
		June 2008	Executive Officer of TB
Executive Officer of MUFG
		June 2011	Director and Managing Executive Office of TB
Managing Executive Officer of MUFG
		June 2012	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2013	Senior Managing Executive Officer of TB
		June 2015	Director and Senior Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2016	President & CEO of TB (incumbent)
Deputy Chairman of MUFG
		June 2016	Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)

Kanetsugu Mike (November 4, 1956)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi,Ltd. (BTM)
Executive Officer of Mitsubishi Tokyo Financial Group, Inc. (MTFG)
		May 2009	Managing Executive Officer of BK
		May 2011	Managing Executive Officer of MUFG
		June 2011	Member of the Board of Directors, Managing Executive Officer of BK
		May 2013	Senior Managing Executive Officer of BK
		October 2015	Executive Chairman of MUAH
Executive Chairman of BK(US)
		May 2016	Deputy President and Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2016	Member of the Board of Directors, Deputy President of BK
		June 2017	President & CEO of BK (incumbent)
Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Saburo Araki (August 6, 1957)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1981	Joined The Mitsubishi Bank, Limited
		June 2007	Executive Officer of BK
		May 2009	Executive Officer of MUFG
		May 2011	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2012	Member of the Board of Directors, Managing Executive Officer of BK
Member of the Board of Directors of MUFG
		June 2014	Managing Executive Officer of MUFG
		May 2015	Member of the Board of Directors, Senior Managing Executive Officer of BK
		June 2015	Senior Managing Corporate Executive of MUFG
		May 2016	Member of the Board of Directors, Deputy President of BK
		April 2018	President & CEO of SCHD (incumbent)
President & CEO of MUMSS (incumbent)
Deputy Chairman of MUFG
		June 2018	Member of the Board of Directors, Deputy Chairman of MUFG(incumbent)

Nobuyuki Hirano (October 23, 1951)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	April 1974	Joined The Mitsubishi Bank, Limited
		June 2001	Executive Officer of BTM
		July 2004	Executive Officer of MTFG
		May 2005	Managing Executive Officer of BTM
		June 2005	Member of the Board of Directors, Managing Executive Officer of BTM
Member of the Board of Directors of MTFG
		January 2006	Member of the Board of Directors, Managing Executive Officer of BK
		October 2008	Member of the Board of Directors, Senior Managing Executive Officer of BK
		June 2009	Member of the Board of Directors, Deputy President of BK
Managing Executive Officer of MUFG
		June 2010	Member of the Board of Directors of MUFG
		October 2010	Member of the Board of Directors, Deputy President of MUFG
		April 2012	President & CEO of BK
Member of the Board of Directors of MUFG
		April 2013	President & CEO of MUFG
		June 2015	Member of the Board of Directors, President & Group CEO of MUFG (incumbent)
		November 2015	Director of Morgan Stanley (incumbent)
		April 2016	Chairman of BK (incumbent)

Note:	The following abbreviations are used in the table above:
“BK”refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB”refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD”refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“BK(US)”refers to MUFG Union Bank, N.A.
“MUAH”refers to MUFG Americas Holdings Corporation.

Corporate Executives

The following table sets forth our corporate executives as of July 1, 2018, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kiyoshi Sono (April 18, 1953)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Mikio Ikegaya (July 6, 1958)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Kanetsugu Mike (November 4, 1956)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.
Saburo Araki (August 6, 1957)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Nobuyuki Hirano (October 23, 1951)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.
Muneaki Tokunari (March 6, 1960)	Senior Managing Corporate Executive (Group CFO)	April 1982	Joined MTB
		June 2009	Executive Officer of TB
Executive Officer of MUFG
		June 2011	Managing Executive Officer of TB
		April 2012	Managing Director of TB
		June 2012	Member of the Board of Directors of MUFG
		June 2013	Senior Managing Director of TB
		June 2014	Managing Officer of MUFG
		June 2015	Managing Director of BK
Member of the Board of Directors, Managing Corporate Executive of MUFG
		May 2016	Senior Managing Director of BK (incumbent)
Member of the Board of Directors, Senior Managing Corporate Executive of MUFG
		June 2018	Senior Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Eiichi Yoshikawa (July 14, 1956)	Senior Managing Corporate Executive (Group Head, Global Commercial Banking Business Group, Group Chief Operating Officer International, or COO-I)	April 1981	Joined The Bank of Tokyo, Ltd.
		June 2007	Executive Officer of BK
		May 2012	Managing Executive Officer of BK
		May 2014	Managing Executive Officer of MUFG
		May 2015	Senior Managing Executive Officer of BK
		May 2016	Senior Managing Corporate Executive of MUFG (incumbent)
		June 2016	Member of the Board of Directors, Senior Managing Executive Officer of BK
		May 2017	Member of the Board of Directors, Deputy President of BK (incumbent)
		July 2018	Senior Managing Executive Officer of SCHD (incumbent)

Shigeru Asai (June 8, 1960)	Senior Managing Corporate Executive (Group Head, Global Markets Business Group)	April 1983	Joined The Sanwa Bank, Limited
		June 2009	Executive Officer of BK
Executive Officer of MUFG
		May 2013	Managing Executive Officer of BK
		April 2014	Advisor of MUMSS
Managing Executive Officer of SCHD
		May 2014	Member of the Board of Directors, Deputy President of MUMSS (incumbent)
Managing Executive Officer of MUFG
		May 2017	Senior Managing Corporate Executive of MUFG (incumbent)
		June 2018	Senior Managing Executive Officer of SCHD (incumbent)

Akira Hamamoto (May 19, 1960)	Senior Managing Corporate Executive (Group CCO & Group CLO)	April 1983	Joined The Tokai Bank, Ltd
		June 2010	Executive Officer of MUFG
		May 2011	Executive Officer of BK
		May 2013	Managing Executive Officer of BK
		May 2015	Managing Executive Officer of MUFG
		June 2015	Member of the Board of Directors, Managing Executive Officer of BK
Managing Corporate Executive of MUFG
		May 2017	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Masamichi Yasuda (August 22, 1960)	Senior Managing Corporate Executive (Group CRO)	April 1983	Joined The Bank of Tokyo, Ltd
		June 2009	Executive Officer of BK, seconded to Union Bank
		May 2011	Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
		May 2015	Managing Executive Officer of MUFG
		June 2015	Member of the Board of Directors, Managing Executive Officer of BK
Member of the Board of Directors of SCHD
Member of the Board of Directors, Managing Corporate Executive of MUFG
		May 2017	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Member of the Board of Directors, Senior Managing Corporate Executive of MUFG (incumbent)
		June 2018	Director of TB (incumbent)

Kenji Yabuta (April 27, 1960)	Senior Managing Corporate Executive (Group Head, Japanese Corporate & Investment Banking Business Group)	April 1983	Joined The Mitsubishi Bank, Limited
		June 2009	Executive Officer of BK
Executive Officer of MUFG
		May 2013	Managing Executive Officer of BK
		May 2017	Senior Managing Executive Officer of BK
		April 2018	Senior Managing Corporate Executive of MUFG (incumbent)
		May 2018	Deputy President of BK
		June 2018	Member of the Board of Directors, Deputy President of BK (incumbent)

Naoki Hori (January 27, 1961)	Senior Managing Corporate Executive (Group Head, Retail & Commercial Banking Business Group)	April 1983	Joined The Sanwa Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2013	Managing Executive Officer of BK
		May 2016	Managing Corporate Executive of MUFG
		June 2016	Member of the Board of Directors, Managing Executive Officer of BK
		June 2017	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
		May 2018	Senior Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hironori Kamezawa (November 18, 1961)	Senior Managing Corporate Executive (Group Chief Information Officer, or CIO & Group Chief Digital Transformation Officer, or CDTO)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		July 2014	Deputy CEO of Americas at BK(US)
		May 2017	Managing Corporate Executive of MUFG (incumbent)
		June 2017	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		May 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Hiroshi Naruse (December 4, 1958)	Senior Managing Corporate Executive (Group Chief Human Resource Officer, or CHRO)	April 1981	Joined MTB
		June 2008	Executive Officer of TB
President & CEO of the Mitsubishi UFJ Global Custody S.A.
		June 2010	Executive Officer of MUFG
		April 2011	President & CEO of Mitsubishi UFJ Trust Systems Co., Ltd.
		June 2011	Director and Managing Executive Officer of TB
		June 2013	Director and Senior Managing Executive Officer of TB
Managing Executive Officer of MUFG
		June 2014	President & CEO of MU Trust Apple Planning Company, Ltd. (incumbent)
		June 2016	Director, Deputy President and Executive Officer of TB (incumbent)
		May 2018	Senior Managing Corporate Executive of MUFG (incumbent)

Masato Miyachi (June 14, 1960)	Senior Managing Corporate Executive (Group Head, Global Corporate & Investment Banking Business Group)	April 1987	Joined The Bank of Tokyo, Ltd.
		June 2010	Executive Officer of BK
		May 2014	Managing Executive Officer of BK
		October 2014	Managing Executive Officer of MUFG
		May 2017	Chairman of MUAH
Chairman of BK(US)
		May 2018	Senior Managing Executive Officer of BK
		June 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
		July 2018	Senior Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Shigeru Yoshifuji (June 29, 1962)	Managing Corporate Executive (Group Chief Audit Officer, or CAO) Managing Director, Head of Internal Audit Division	April 1987	Joined The Mitsubishi Bank, Limited
		May 2010	Managing Director, Head of Credit Portfolio Management Division of BK
		May 2012	Managing Director, Head of Corporate Risk Management Division of BK
Managing Director, Head of Corporate Risk Management Division of MUFG
		June 2012	Executive Officer of BK
Executive Officer of MUFG
		May 2016	Managing Corporate Executive of MUFG (incumbent)

Sunao Yokokawa (December 10, 1963)	Managing Corporate Executive (Group Head, Asset Management & Investor Services Business)	April 1986	Joined MTB
		June 2012	Executive Officer of TB
		May 2014	Executive Officer of MUFG
		June 2015	Managing Executive Officer of TB
		June 2017	Director and Managing Executive Officer of TB (incumbent)
Managing Corporate Executive of MUFG (incumbent)

Naomi Hayashi (March 16, 1965)

Managing Corporate Executive

(Group CSO

in charge of Corporate Planning Division (excluding Budget & Resources Management and Global Business), Corporate Administration Division and Corporate Communications Division and sub-charge of Digital Transformation Division)

		April 1987	Joined The Mitsubishi Bank, Limited
		June 2013	Executive Officer of BK
Executive Officer of MUFG
		January 2017	Managing Executive Officer of BK
		May 2018	Managing Corporate Executive of MUFG (incumbent)
		June 2018	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Note:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“BK(US)” refers to MUFG Union Bank, N.A.
“MUAH” refers to MUFG Americas Holdings Corporation.

The board of directors and corporate executives may be contacted through our headquarters at Mitsubishi UFJ Financial Group, Inc., 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

No family relationship exists among any of our directors or corporate executives.

B.	Compensation

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation, by MUFG and its subsidiaries during the fiscal year ended March 31, 2018 to our directors (excluding outside directors), to corporate executives and to outside directors, was ¥181 million, ¥1,726 million and ¥184 million, respectively.

The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2018 to our directors and corporate executives consisted of annual base salaries, performance-based stock compensation, bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executives.

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2018 to our directors (excluding outside directors) and corporate executives:

		Non-Adjustable Compensation		Adjustable Compensation
Number of Directors and Corporate Executives(1)	Aggregate Compensation	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation	Retirement Allowances(2)	Other
	(in millions)
22	¥1,906	¥1,092	¥314	¥303	¥186	¥11	¥0

Notes:

(1)	Includes the current directors and corporate executives as well as those who retired during the fiscal year ended March 31, 2018 but excludes the outside directors.
(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2018, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2018:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual Base Salary	Performance- based Stock Compensation	Bonus
	(in millions)
Kiyoshi Sono	¥145	MUFG	¥48	¥21	¥14
		BK	32	21	9
Tadashi Nagaoka	¥106	MUFG	¥25	¥12	¥15
		SCHD	13	6	8
		MUMSS	13	6	8
Mikio Ikegaya	¥123	MUFG	¥35	¥15	¥10
		TB	35	19	9
Kanetsugu Mike	¥169	MUFG	¥45	¥16	¥13
		BK	32	40	9
		BK(US)	11	—	3
Nobuyuki Hirano	¥151	MUFG	¥50	¥24	¥15
		BK	32	23	7
Saburo Araki	¥117	MUFG	¥39	¥16	¥12
		BK	26	16	8
Eiichi Yoshikawa	¥116	MUFG	¥38	¥15	¥12
		BK	25	18	8
Akira Hamamoto	¥109	MUFG	¥31	¥12	¥10
		BK	21	27	6
		kabu.com	2	—
Masamichi Yasuda	¥109	MUFG	¥26	¥13	¥10
		BK	17	27	6
		SCHD	10	—

Note:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. (or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation. .
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“BK(US)” refers to MUFG Union Bank, N.A.

Annual Base Salary

Annual base salaries were paid to our directors (including outside directors) and corporate executives in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside directors) and corporate executives for the fiscal year ended March 31, 2018 was ¥1,092 million. The aggregate annual base salary paid to our outside directors for the same period was ¥184 million.

Performance-based Stock Compensation Plans

Under our performance-based stock compensation plans, qualified directors (excluding outside directors and directors serving as audit committee members), corporate executives and others of MUFG and its major domestic subsidiaries are assigned, on a monthly basis, (1) points based on their job responsibilities, or non-adjustable points, and (2) additional points based on their job responsibilities which are adjusted at the end of each fiscal year and at the end of each plan period to reflect the extent to which a financial performance target determined by the compensation committee is attained, or adjustable points. Each plan period corresponds to the period covered by the three-year medium-term business plan of MUFG. Each accumulated point represents a right to receive one share of MUFG common stock from a trust established in Japan to administer the plan grants as determined by the compensation committee.

The right to receive shares of MUFG common stock in exchange for non-adjustable points becomes vested and nonforfeitable, and the shares are delivered, upon the grantee’s departure from his or her job responsibilities based on which the right was granted. The right to receive shares of MUFG common stock in exchange for adjustable points becomes vested and nonforfeitable, and the shares are delivered, at the end of each plan period. The vesting in either case is subject to conditions imposed by the compensation committee, including non-engagement in misconduct. A portion of the shares subject to a grantee’s vested right may be delivered in cash.

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

The shares to be delivered to grantees are purchased on the open market by the trustee of the trust pursuant to a trust agreement among MUFG, the trustee and the independent caretaker of the trust. Each plan is funded in cash up to a maximum aggregate amount determined by our compensation committee.

The initial performance-based stock compensation plan commenced on July 1, 2016. The grants under the plan were tied to MUFG’s previous medium-term business plan for the three-year period ended March 31, 2018. The trust for the plan was funded with ¥9.8 billion in cash, and 18,785,400 shares of MUFG common stock were purchased by the trustee of the plan trust in May 2016. The plan was adopted after our compensation committee decided in May 2016 to cease to provide any additional stock acquisition rights under our previous stock-based compensation structure and to introduce the performance-based stock compensation plan.

The second performance-based stock compensation plan commenced on December 1, 2016. The trust for the plan was funded with 8.8 billion in cash, and an aggregate of 13,004,300 shares of MUFG common stock were purchased by the trustee of the plan trust in November 2016 and May 2017. The plan was adopted to replace the outstanding stock acquisition rights under our previous stock-based compensation structure. Upon the adoption of the plan, the stock acquisition rights that had been allotted to grantees but remained unexercised under the then-outstanding stock-based compensation plans were exchanged for points under the performance-based stock compensation plan, and the rights to receive shares of MUFG common stock represented by these points were vested.

On May 15, 2018, the compensation committee approved new grants under the initial performance-based stock compensation plan, which was amended in connection with the launch of MUFG’s current medium-term business plan for the three-year period ending March 31, 2021. The trust period of the plan trust was extended until August 31, 2021, and the maximum amount of funds to be contributed to the plan trust was reset at ¥26.3 billion. The formula for determining adjustable points under the plan was also revised. In May 2018, the plan trust was funded with ¥9.6 billion in cash, and 13,049,600 shares of MUFG common stock were purchased by the trustee of the plan trust.

For more information on the Performance-based Stock Compensation Plans, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Stock-based Compensation Plans

We previously issued stock acquisition rights to further motivate our directors (excluding outside directors) and certain of our officers to contribute to the improvement of our stock prices and profits. The number of stock acquisition rights granted to each director and officer was determined by comprehensively taking into account each grantee’s seniority of the position held at MUFG or its subsidiaries, experience and contribution to our performance throughout the period of the grantee’s service. On June 27, 2013, our shareholders approved modifications to the previous shareholder authorization for granting stock acquisition rights to our directors, corporate auditors and certain of our officers so that no outside directors or corporate auditors (including outside corporate auditors) would be eligible for any stock-based compensation plan adopted by the board of directors on or after that date.

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

Bonuses

We from time to time paid cash bonuses to our directors and corporate executives to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses were deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s or corporate executive’s individual performance of his or her duties as a director or corporate executive in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors is eligible to receive a cash bonus. The compensation committee determines the cash bonus for each director and corporate executive based on our financial results and his or her job performance for the preceding fiscal year as well as his or her seniority and experience. The aggregate cash bonus paid to our directors and corporate executives for the fiscal year ended March 31, 2018 was ¥303 million.

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

Pursuant to a one-time shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. The aggregate amount of retirement allowances paid in cash by MUFG and its subsidiaries pursuant to the one-time shareholder approval during the fiscal year ended March 31, 2018 to our directors (excluding outside directors), to corporate auditors (excluding outside corporate auditors) and to outside directors and corporate auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥11 million, nil and nil, respectively.

MUFG Americas Holdings Corporation Stock Bonus Plan

Upon the integration of the U.S. branch banking operations of MUFG Bank with MUFG Union Bank’s operations on July 1, 2014, MUFG Americas Holdings assumed the obligations under the Bank of Tokyo-Mitsubishi UFJ, Ltd. Headquarters for the Americas Stock Bonus Plan described below. Effective June 8, 2015, MUFG Americas Holdings amended and restated this plan as the MUFG Americas Holdings Corporation Stock Bonus Plan.

Under the amended plan, qualified key employees of MUFG Americas Holdings are granted Restricted Share Units, or RSUs, representing a right to receive American Depositary Receipts, or ADRs, evidencing ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants, upon the satisfaction of vesting conditions, to be determined pursuant to the plan as well as a Restricted Share Unit Agreement between MUFG Americas Holdings and the grantees.

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

Under the plan, the grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs. Accumulated dividend equivalents are paid to grantees in whole shares on an annual basis. Any fractional share will be paid to the participants in cash.

Grants made under the plan are not entitled to any dividend rights, voting rights, or other stockholder rights unless and until RSUs are vested and ADSs are delivered to grantees.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUFG Americas Holdings and the trustee. As of July 10, 2018, 58,618,274 RSUs have been granted under the plan, of which 31,344,381 RSUs were outstanding as of July 10, 2018.

For more information on the plan, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Bank of Tokyo-Mitsubishi UFJ, Ltd. Headquarters for the Americas Stock Bonus Plan

As described above, the Bank of Tokyo-Mitsubishi UFJ, Ltd. Headquarters for the Americas Stock Bonus Plan was amended and restated as the MUFG Americas Holdings Corporation Stock Bonus Plan as of June 8, 2015.

Under the original plan, qualified key employees of Bank of Tokyo-Mitsubishi UFJ’s Headquarters for the Americas were granted RSUs, representing a right to receive ADRs, evidencing ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants, upon the satisfaction of vesting conditions. The RSUs vested pro-rata on each anniversary of the grant date and became fully vested three years from the grant date so long as the grantee satisfied the specified continuous service requirements and any other conditions under the plan documents as well as a Restricted Share Unit Agreement between Bank of Tokyo-Mitsubishi UFJ’s Headquarters for the Americas and the grantees.

Grants previously made under the original plan were not entitled to any dividend rights, voting rights, or other stockholder rights unless and until RSUs are vested and ADSs are delivered to grantees.

The ADSs to be delivered to grantees are purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between Bank of Tokyo-Mitsubishi UFJ’s Headquarters for the Americas and the trustee. Through June 7, 2015, 5,367,466 RSUs were granted under the original plan, of which no RSUs were outstanding as of July 10, 2018. No further RSUs have since June 7, 2015 been, or will be, granted under the original plan.

For more information on the Bank of Tokyo-Mitsubishi UFJ, Ltd. Headquarters for the Americas Stock Bonus Plan, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Share Ownership

As of July 1, 2018, our directors and corporate executives held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Hiroshi Kawakami	—
Yuko Kawamoto	25,600
Haruka Matsuyama	2,400
Toby S. Myerson	—
Tsutomu Okuda	16,800
Yasushi Shingai	—
Tarisa Watanagase	—
Akira Yamate	—
Tadashi Kuroda	94,900
Junichi Okamoto	172,300

Corporate Executives	Number of Shares Registered
Kiyoshi Sono	57,920
Mikio Ikegaya	42,630
Kanetsugu Mike	31,455
Saburo Araki	185,080
Nobuyuki Hirano	42,400
Muneaki Tokunari	236,400
Eiichi Yoshikawa	18,700
Shigeru Asai	175,300
Akira Hamamoto	86,400
Masamichi Yasuda	15,600
Kenji Yabuta	21,000
Naoki Hori	25,300
Hironori Kamezawa	11,400
Hiroshi Naruse	23,200
Masato Miyachi	6,300
Shigeru Yoshifuji	100,400
Sunao Yokokawa	7,500
Naomi Hayashi	1,210

None of the shares of our common stock held by our directors and corporate executives have voting rights that are different from shares of our common stock held by any other shareholder.

For information on the performance-based stock compensation and stock-based compensation plans for our directors and corporate executives, see “—Performance-based Stock Compensation Plans” and “—Stock-based Compensation Plans.”

C.	Board Practices

Our articles of incorporation provide for a board of directors with statutorily mandated nominating and governance committee, audit committee and compensation committee, each consisting of members of the board of directors. We have also elected, though not statutorily mandated under the Companies Act of Japan, to establish a risk committee consisting of directors and outside professionals. In May 2016, we established a U.S. risk committee pursuant to the U.S. enhanced prudential standards for foreign banking organizations. Our corporate executives are responsible for executing and managing our business operations based on a delegation of authority by the board of directors, and our directors set our key management policies and oversee the execution of duties by these corporate executives.

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

With respect to companies adopting the first system, including MUFG, each of the nominating, audit and compensation committees must consist of members of the board of directors, and the majority of each committee must be outside directors as defined by the Companies Act. In addition, the board of directors must appoint corporate executives (shikkoyaku) to execute and manage the business operations of the company under the authority delegated by the board of directors. Based on this system, our current governance framework is designed to facilitate more flexible and swifter decision-making and increase transparency in our management processes.

An “outside director” is defined by the Companies Act as a person who meets all of the following conditions:

•	the person is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director, who is a director concurrently performing an executive role (gyomu shikko torishimariyaku), a corporate executive, a manager (shihainin), or any other type of employee of the company or any of its subsidiaries;

•	if the person has been a non-executive director, a corporate auditor, or an accounting adviser (kaikei sanyo) of the company or any of its subsidiaries within the ten years prior to his or her assumption of office as outside director, the person was not an executive director, a corporate executive, a manager or any other type of employee of the company or any of its subsidiary in the ten years prior to his or her assumption of office as such;

•	the person is not a director, a corporate executive officer, a manager or any other type of employee of the company’s parent company, or a person who controls the company;

•	the person is not an executive director, a corporate executive officer, a manager or any other type of employee of another subsidiary of the company’s parent company; and

•	the person is not the spouse or a family member within the second degree of kinship of a director, a corporate executive, a manager, or any other type of important employee of the company or a person who controls the company.

Board of Directors

Our board of directors consists of directors who are elected at a general meeting of shareholders. Under our articles of incorporation, the number of directors may not exceed 20. We currently have 15 directors, eight of whom are outside directors and two of whom are internal non-executive directors.

The regular term of office of a director is one year from the date of election, and directors may serve their terms until the close of the annual general meeting of shareholders held for the following year after their election. Directors may serve any number of consecutive terms.

Under the Companies Act, the board of directors has the authority to determine our basic management policy, make decisions on the execution and management of our business operations, and oversee the execution by the corporate executives of their duties. The board of directors may delegate, to the extent permitted by the Companies Act, the authority to make decisions on the execution and management of our business operations. Our board of directors has delegated most of this authority to the corporate executives.

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

Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Our nominating and governance committee currently consists of five directors. The chairman of the committee is Tsutomu Okuda, an outside director. The other members of this committee are Hiroshi Kawakami, Yuko Kawamoto and Haruka Matsuyama, who are outside directors, and Nobuyuki Hirano, Director, President & Group CEO. Between April 2017 and March 2018, the nominating and governance committee met 14 times.

Audit Committee

The audit committee determines the contents of proposals pertaining to the election, termination and non-appointment of our independent auditor to be submitted to general meetings of shareholders. The committee also monitors and audits the execution by the directors and the corporate executives of their duties and prepares audit reports to the board of directors. In order to effectively perform its duties, the committee reviews, inspects and investigates, as necessary, the management of the operations of MUFG and its subsidiaries, including financial reporting and internal controls. In addition, the committee has the power to consent to decisions on the compensation to be paid to our independent auditor.

Under the Companies Act, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our committee currently has five members. The chairman of the committee is Akira Yamate, an outside director. The other members of the committee are Hiroshi Kawakami and Yasushi Shingai, who are outside directors, and Tadashi Kuroda and Junichi Okamoto, who are non-executive directors. Between April 2017 and March 2018, the audit committee met 16 times.

Compensation Committee

The compensation committee establishes our policy regarding the determination of the compensation of MUFG’s directors, corporate executives, executive officers (shikko yakuin) and others and also determines the details of individual compensation based on the policy. The committee discusses and makes recommendations to the board of directors regarding the establishment, revision and abolition of compensation systems for the chairman, the deputy chairman, the president and others of each of our major subsidiaries.

Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Our compensation committee currently consist of five directors. The chairman of the committee is Haruka Matsuyama, an outside director. The other members of this committee are Yuko Kawamoto, Tsutomu Okuda and Hiroshi Kawakami, who are outside directors, and Nobuyuki Hirano, Director, President & Group CEO. Between April 2017 and March 2018, the compensation committee met 10 times.

Risk Committee

In addition to the foregoing three committees, which are mandated by the Companies Act, we have a risk committee, which was initially established under our previous governance framework and which we continue to have under our current governance framework on a voluntary basis. The risk committee deliberates and makes recommendations to the board of directors on matters regarding group-wide risk management as well as top risk matters.

MUFG Corporate Governance Policies provide that the committee shall consist of directors and outside professionals. Outside professionals are professionals with no prior employment relationship with any of the MUFG group companies. The committee currently has five members. The chairperson of the committee is Yuko Kawamoto, an outside director. The other members of this committee are Tsutomu Okuda, an outside director, Tadashi Kuroda, Director, Senior Managing Executive Officer and Group CSO & Group CHRO, and Akira Ariyoshi and Kenzo Yamamoto, who are outside professionals. Between April 2017 and March 2018, the risk committee met five times.

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

The members of the U.S. risk committee are appointed by MUFG’s board of directors after consideration of member candidates reviewed and recommended by MUFG’s risk committee and nominating and governance committee. The committee shall consist of members of the MUFG Americas Holdings Risk Committee, delegates from MUFG, the Chairman of the MUFG Americas Holdings Board and MUFG Americas Holdings’ CEO, with the chairperson of the committee being an outside director of MUFG Americas Holdings. The committee currently has eight members. The chairperson of the committee is Christine Garvey, an outside director of MUFG Americas Holdings. The other members of this committee are Dean A. Yoost, Ann F. Jaedicke, Suneel Kamlani and Toby Myerson, who are outside directors of MUFG Americas Holdings, Masato Miyachi, the Chairman of the MUFG Americas Holdings Board, Masamichi Yasuda, Senior Managing Executive Officer and Group CRO of MUFG, and Stephen Cummings, MUFG Americas Holdings’ CEO.

Corporate Executives

Our corporate executives are responsible for executing and managing our business operations within the scope of the authority delegated to them by the board of directors.

Under the Companies Act, at least one corporate executive must be appointed by a resolution of the board of directors. We currently have 18 corporate executives. Under our articles of incorporation, the board of directors shall appoint a president and a deputy president, who, as representative corporate executives, may represent us severally. The term of office of each corporate executive expires at the conclusion of the first meeting of the board of directors convened after the ordinary general meeting of shareholders for the last fiscal year that ends within one year following the corporate executive’s assumption of office.

Under the Companies Act of Japan, a resolution of the board of directors is required if any corporate executive wishes to engage in any business that is in competition with us or any transaction with us.

Under the Companies Act and our articles of incorporation, we may exempt, by resolution of the board of directors, our corporate executives from liabilities to MUFG arising in connection with their failure to execute their duties in good faith and without gross negligence within the limits stipulated by applicable laws and regulations. We, however, currently have no such arrangements with any of our corporate executives.

D.	Employees

As of March 31, 2018, we had approximately 111,100 employees, an increase of approximately 1,900 employees compared with the number of employees as of March 31, 2017. In addition, as of March 31, 2018, we had approximately 32,900part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2018:

Business unit
MUFG Bank:
Retail Banking Business Unit	14%
Corporate Banking Business Unit	8
Global Business Unit	46
Global Markets Unit	1
Corporate Services	7
Corporate Center/Independent Divisions	1
Mitsubishi UFJ Trust and Banking:
Trust-Banking	4
Trust Assets	4
Real Estate	1
Global Markets	1
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Sales Marketing Business Unit	3
Global Investment Banking Business Unit	1
Global Markets Business Unit	0
International Business Unit	1
Corporate Center and Others	2
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	0
Systems Division	0
Corporate Division	0
Others	2

100%

Location
MUFG Bank:
Japan	31%
United States	12
Europe	2
Asia/Oceania excluding Japan	32
Other areas	1
Mitsubishi UFJ Trust and Banking:
Japan	9
United States	1
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	5
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	3
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2018, we had 685,265 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2018, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue(3)
Japan Trustee Services Bank, Ltd. (Trust account)(1)	705,689,100	5.07%
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	630,254,300	4.53
State Street Bank and Trust Company	275,802,635	1.98
Japan Trustee Services Bank, Ltd. (Trust account 5)(1)	263,842,100	1.89
State Street Bank West Client-Treaty 505234	223,807,890	1.61
Japan Trustee Services Bank, Ltd. (Trust account 9)(1)	215,930,100	1.55
Japan Trustee Services Bank, Ltd. (Trust account 1)(1)	196,032,300	1.41
Japan Trustee Services Bank, Ltd. (Trust account 2)(1)	193,550,600	1.39
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	179,260,880	1.28
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company retirement benefit trust account)	175,000,000	1.25

Total	3,059,169,905	22.00%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our ADSs.
(3)	Numbers are truncated after two decimal points.

As of March 31, 2018, 1,858,625 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate executives.

As of March 31, 2018, 2,165,460,168 shares, representing 15.57% of our outstanding common stock, were owned by 396 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 179,260,880 shares, or 1.28%, of our total issued shares of common stock.

Our major shareholders do not have different voting rights.

B.	Related Party Transactions

As of March 31, 2018, we held approximately 24.4% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012. In April 2018, we entered into a sales plan with Morgan Stanley and Morgan Stanley & Co. LLC, pursuant to which we will sell portions of the shares of Morgan Stanley common stock that we hold to Morgan Stanley through Morgan Stanley & Co. LLC acting as agent for Morgan Stanley to the extent necessary to ensure that our beneficial ownership will remain below 24. 9%.

We and Morgan Stanley have two securities joint venture companies, namely, Mitsubishi UFJ Morgan Stanley Securities and Morgan Stanley MUFG Securities, in Japan. We hold a 60% economic interest in Mitsubishi UFJ Morgan Stanley Securities and Morgan Stanley MUFG Securities, and Morgan Stanley holds a 40% economic interest in Mitsubishi UFJ Morgan Stanley Securities and Morgan Stanley MUFG Securities. We

hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in Mitsubishi UFJ Morgan Stanley Securities, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in Morgan Stanley MUFG Securities.

We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance. For a detailed discussion of our global alliance with Morgan Stanley, see “Item 4.B. Information on the Company—Business Overview—Global Strategic Alliance with Morgan Stanley.”

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2018, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectability or present other unfavorable features.

None of our directors or corporate executives, nor any of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party.

No loans have been made to our directors or corporate executives other than in the normal course of business, on normal commercial terms and conditions, involving the normal risk of collectability, and presenting normal features. In addition, no loans have been made to our directors or corporate executives other than as permitted under Section 13(k) of the U.S. Securities Exchange Act and Rule 13k-1 promulgated thereunder.

No family relationship exists among any of our directors or corporate executives. No arrangement or understanding exists between any of our directors or corporate executives and any other person pursuant to which any director or corporate executive was elected to their position at MUFG.

As part of our compensation structure, we have granted performance-based stock compensation rights and stock acquisition rights to our directors and corporate executives. For a detailed discussion of the stock acquisition rights, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

On November 8, 2017, MUFG Bank filed suit against the Superintendent of DFS in the U.S. District Court for the Southern District of New York, seeking declaratory and injunctive relief to prevent DFS from exercising further authority over MUFG Bank’s New York Branch and to confirm the validity of the New York Branch’s federal banking license issued by the OCC, effective November 7, 2017. On January 31, 2018, DFS filed an answer denying MUFG Bank’s allegations and asserting defenses to MUFG’s requests for relief, together with counterclaims seeking monetary penalties against MUFG Bank based on purported violations of law alleged to have occurred prior to the federal license conversion. On March 19, 2018, MUFG Bank moved to dismiss all of DFS’s counterclaims as preempted by federal law and for failure to state a claim under New York law. The litigation is in its early stages, and the outcome is not knowable at this time.

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

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥10 per share of our common stock (in addition to interim dividends of ¥9 per share of our common stock) for the fiscal year ended March 31, 2018 were approved by shareholders at the ordinary general meeting of shareholders held on June 28, 2018.

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

Market Price Information

The following table shows, for the periods indicated, the reported intra-day high and low trade prices for shares of our common stock on the Tokyo Stock Exchange, or the TSE, and of the ADSs on the New York Stock Exchange, or the NYSE:

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(U.S.$)
Fiscal year ended March 31, 2013	592	328	6.10	4.16
Fiscal year ended March 31, 2014	755	515	7.31	5.19
Fiscal year ended March 31, 2015	811	523	6.72	5.13
Fiscal year ended March 31, 2016	936.8	446.2	7.62	3.9
Fiscal year ending March 31, 2017
First quarter	581.6	448.7	5.29	4.33
Second quarter	575.5	428.7	5.64	4.28
Third quarter	768.1	501.4	6.67	4.87
Fourth quarter	774.1	699.7	6.92	6.23
Fiscal year ended March 31, 2018
First quarter	755.2	650.2	6.75	5.96
Second quarter	766.2	653.6	6.81	5.97
Third quarter	845.9	716.5	7.44	6.36
Fourth quarter	889.3	685.6	8.07	6.45
January	889.3	820.8	8.07	7.35
February	857.0	759.1	7.83	7.08
March	746.4	685.6	6.98	6.45
Fiscal year ending March 31, 2019
April	750.3	686.6	6.82	6.45
May	737.1	655.8	6.67	6.01
June	682.5	623.1	6.26	5.57

B.	Plan of Distribution

Not applicable.

C.	Markets

The primary market for our common stock is the TSE. Our common stock is also listed on the Nagoya Stock Exchange in Japan. ADSs, each representing one share of common stock, are quoted on the NYSE under the symbol, “MUFG.” This ticker symbol replaced the previous symbol, “MTU,” on April 2, 2018.

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

As of June 28, 2018, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2018, a total of 13,900,028,020 shares of common stock (including 737,772,882 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

We are also authorized to issue several classes of preferred stock. See “—Preferred Stock.”

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

Unit Share (tan-gen kabu) System

We have adopted a unit share system, where 100 shares of either common or preferred stock shall each constitute a unit.

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

Under our Articles of Incorporation, except as otherwise provided by law or by other provisions of our Articles of Incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the voting rights represented at the meeting. The Companies Act and our Articles of Incorporation require a quorum of not less than one-third of the total number of voting rights for election of our directors.

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

Our Articles of Incorporation do not include any provision that grants shareholders cumulative voting rights at elections of directors.

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

Transfer Agent

Mitsubishi UFJ Trust and Banking is the transfer agent for our common stock. The office of Mitsubishi UFJ Trust and Banking for this purpose is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. Mitsubishi UFJ Trust and Banking maintains our register of shareholders.

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2018, we (excluding our subsidiaries) owned 706,588,098 shares of treasury stock.

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

General

As of June 28, 2018, we were authorized under our Articles of Incorporation to issue four classes of preferred stock totaling 800,000,000 shares of preferred stock, including 400,000,000 shares of each of the second to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the three series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), and 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares). We currently have no shares of preferred stock issued.

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

Additionally, in order to enable the relevant preferred stock to meet the criteria for Additional Tier 1 capital under Basel III requirements as adopted by the FSA in March, 2013, the terms of the second to fourth series of class 5 as well as all the series of class 6 and class 7 preferred stock have mandatory acquisition provisions. When newly issuing these preferred stock, the board of directors will determine events that will require us to acquire the relevant preferred stock pursuant to the capital adequacy requirements applicable to us. Upon the occurrence of such events, we will acquire all the relevant preferred stock on an acquisition date, which is a date determined by the board of directors either at the time of the issuance or after the occurrence of such event. We shall acquire the relevant preferred stock in exchange for common stock or for no consideration as determined by the board of directors at the time of the issuance, considering certain factors including the market conditions. The formula to be used in exchanging the preferred stock for common stock will also be determined by the board of directors at the time of the issuance. For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

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

American Depositary Shares

The Bank of New York Mellon will issue ADRs. Each ADR will represent ownership interests in ADSs. Each ADS represents one share of our common stock. Each ADS is held by MUFG Bank, acting as custodian, at its principal office in Tokyo, on behalf of The Bank of New York Mellon, acting as depositary. Each ADS will also represent securities, cash or other property deposited with The Bank of New York Mellon but not distributed to ADS holders. The Bank of New York Mellon’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at 225 Liberty Street, New York, New York 10286.

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

Foreign Exchange and Foreign Trade Law

The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances incidental thereto, collectively known as the Foreign Exchange Law, set forth, among other matters, regulations relating to the receipt by non-residents of Japan of payment with respect to shares to be issued by us and the acquisition and holding of shares by non-residents of Japan and foreign investors, both as defined below. It also applies in some cases to the acquisition and holding of ADSs representing such shares acquired and held by non-residents of Japan and foreign investors. Generally, the Foreign Exchange Law currently in effect does not affect the right of a non-resident of Japan to purchase or sell an ADS outside Japan for non-Japanese currency.

“Non-residents of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, the branches and offices of non-resident corporations which are located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

“Foreign investors” are defined as:

•	natural persons who are non-resident of Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•	corporations of which 50% or more of the shares are directly or indirectly held by individuals not resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations, a majority of officers (or a majority of officers having the power of representation) of which are non-resident individuals.

Dividends and Proceeds of Sales

Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of our shares by non-residents of Japan by way of a stock split is not subject to any notification or reporting requirements.

Acquisition of Shares

In general, a non-resident of Japan who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Law empowers the Minister of Finance of Japan to require a prior approval for any such acquisition in certain limited circumstances.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Act of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese financial instruments exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of a competent finance bureau within five business days a report concerning such shareholdings.

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

The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. holder. It does not address all U.S. federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax-exempt entities, non-U.S. persons, persons holding a share or an ADS as part of a “straddle,” “hedge,” conversion or integrated transaction, holders whose “functional currency” is not the U.S. dollar, holders liable for alternative minimum tax, holders required to report income no later than when such income is reported on an “applicable financial statement,” and holders of 10% or more of our shares by vote or value) are subject to special tax treatment. This summary does not address any foreign, state, local or other tax consequences of investments in our shares or ADSs.

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

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations, and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2018 because we did not meet either the income test or the asset test. Until recently, temporary IRS guidance treated certain qualifying government bonds as assets that generate active banking income for these purposes; however, such guidance has expired for taxable years beginning after 2016. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2019 or any future taxable year due to changes in our income or asset composition and the expiration of the temporary IRS guidance described above. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form. Moreover, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

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

We identify various risks arising from businesses based on group-wide uniform criteria and implement integrated risk management to ensure a stronger financial condition and to maximize shareholder value. Based on this approach, we identify, measure, control and monitor a wide variety of risks so as to achieve a stable balance between earnings and risks. We undertake risk management to create an appropriate capital structure and to achieve optimal allocation of resources.

Risk Classification

At the holding company level, we broadly classify and define risk categories faced by the Group, including those that are summarized below. Group companies perform more detailed risk management based on their respective operations.

Type of Risk	Definition

Credit Risk	The risk of financial loss in credit assets (including off-balance sheet instruments) caused by deterioration in the credit conditions of counterparties. This category includes country risk.

Market Risk	The risk of financial loss where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices and foreign exchange rates. Market liquidity risk is the risk of financial loss caused by the inability to secure market transactions at the required volume or price levels as a result of market turbulence or lack of trading liquidity.

Funding Liquidity Risk	The risk of incurring loss if a poor financial position at a group company hampers the ability to meet funding requirements or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events.

• Operations Risk	The risk of incurring losses arising from negligence of correct operational processing, incidents or misconduct involving officers or staff, as well as risks similar to this risk.

• Information Risk	The risk of loss caused by loss, alteration, falsification or leakage of personal or other confindential information, as well as risks similar to these risks.

• IT Risk	The risk of loss arising from destruction, suspension, malfunction or misuse of IT, or unauthorized alteration and leakage of electronic data caused by insufficient IT systems planning, development or operations or by vulnerabilities of or external threats to IT system security, including cybersecurity, as well as risks similar to these risks.

• Tangible Asset Risk	The risk of loss due to damage to tangible assets or deterioration in the operational environment caused by disasters or inadequate asset maintenance, as well as risks similar to this risk. Tangible assets include movable and immovable property, including owned or leased land and buildings, facilities incidental to buildings, and fixtures and fittings.

• Personnel Risk	The risk of loss due to an outflow or loss of human resources or deterioration in employee morale, as well as risks similar to this risk.

• Incompliance with Laws and Regulations Risk	The risk of loss due to failure to comply with laws and regulations, as well as risks similar to these risks.

• Legal Risk	The risk of a loss due to failure to identify or address legal issues relating to contracts and other business operations or insufficient handling of lawsuits, as well as risks similar to these risks.

Reputation Risk	The risk of harm to our corporate value arising from perceptions of our customers, shareholders, investors or other stakeholders and in the market or society that we deviate from their expectations or confidence.

Model Risk	The risk of loss due to decision-making based on information provided by an inaccurate model or the misuse of a model.

Risk Management System

We have adopted an integrated risk management system to promote close cooperation among the holding company and group companies. The holding company and the major subsidiaries (which include MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings) each appoint a chief risk officer and establish an independent risk management division. The board of directors of the holding company determines risk management policies for various types of risks based on the discussions at, and reports and recommendations from, committees established specially for risk management purposes. The holding company has established committees to oversee management in managing risks relevant to the Group. Following the fundamental risk management policies determined by the board of directors, each group company establishes its own systems and procedures for identifying, analyzing and managing various types of risks from both quantitative and qualitative perspectives. The holding company seeks to enhance group wide risk identification, to integrate and improve the Group’s risk management system and related methods, to maintain asset quality, and to eliminate concentrations of specific risks.

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

Implementation of Basel Standards

In determining capital ratios under the FSA guidelines implementing Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2018. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUFG Americas Holdings has adopted a phased rollout of the Internal Ratings-Based Approach. We reflect market risk in our risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines implementing Basel III, we reflect operational risk in our risk-weighted assets by using the Standardized Approach and the Advanced Measurement Approach.

Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. Likewise, local banking regulators outside of Japan, such as those in the United States, have begun, or are expected, to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the Group. For more information on the Basel regulatory framework and requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”

Credit Risk Management

Credit risk is the risk of losses due to deterioration in the financial condition of a borrower. We have established risk management systems to maintain asset quality, manage credit risk exposure and achieve earnings commensurate with risk.

MUFG and its major banking subsidiaries apply a uniform credit rating system for asset evaluation and assessment, loan pricing, and quantitative measurement of credit risk. This system also underpins the calculation of capital requirements and management of credit portfolios. We continually seek to our upgrade credit portfolio management, or CPM, expertise to achieve an improved risk-adjusted return based on the Group’s credit portfolio status and flexible response capability to economic and other external changes.

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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2018 was subject to a variation of approximately ¥3.23billion when TOPIX index moves one point in either direction.

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

Market Risk Management System of Our Major Subsidiaries

Market Risk Management and Control

At the holding company and the major subsidiaries, market risk exposure is reported to the Chief Risk Officers on a daily basis. At the holding company, the Chief Risk Officer monitors market risk exposure across the Group as well as the major subsidiaries’ control over their quantitative limits for market risk and losses. Meanwhile, the Chief Risk Officers at the major subsidiaries monitor their own market risk exposure and their control over their quantitative limits for market risk and losses. In addition, various analyses on risk profiles, including stress testing, are conducted and reported to the Executive Committees and the Corporate Risk Management Committees on a regular basis. At the business unit levels in the major subsidiaries, the market risks on their marketable assets and liabilities, such as interest rate risk and foreign exchange rate risk, are controlled by entering into various hedging transactions using marketable securities and derivatives.

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

Summaries of Market Risks (Fiscal Year Ended March 31, 2018)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2018was ¥13.27 billion, comprising interest rate risk exposure of ¥12.79 billion, foreign exchange risk exposure of ¥3.83 billion, and equity-related risk exposure of ¥1.99 billion. Compared with the VaR as of March 31, 2017, we experienced a decrease in market risk during the fiscal year ended March 31, 2018, primarily due to a decrease in foreign exchange risk and interest rate risk.

Our average daily VaR for the fiscal year ended March 31, 2018 was ¥13.58 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 67%, foreign exchange risk for approximately 24% and equity-related risk for approximately 9%, of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2016—March 31, 2017	Average	Maximum(1)	Minimum(1)	March 31, 2017
	(in billions)
MUFG	¥17.52	¥30.10	¥12.55	¥15.87
Interest rate	18.43	28.08	14.30	15.21
Yen	10.59	21.25	5.40	7.95
U.S. Dollars	8.87	12.79	6.02	6.69
Foreign exchange	8.81	16.59	5.45	6.14
Equities	2.00	5.85	1.02	1.89
Commodities	0.01	0.16	0.00	0.00
Less diversification effect	(11.73)	—	—	(7.37)

April 1, 2017—March 31, 2018	Average	Maximum(1)	Minimum(1)	March 31, 2018
	(in billions)
MUFG	¥13.58	¥18.46	¥11.29	¥13.27
Interest rate	13.28	16.93	11.47	12.79
Yen	6.59	9.79	4.70	6.72
U.S. Dollars	5.96	8.46	3.94	4.63
Foreign exchange	4.66	7.69	2.62	3.83
Equities	1.81	5.72	0.62	1.99
Commodities	0.01	0.20	0.00	0.00
Less diversification effect	(6.18)	—	—	(5.34)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2018 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2017	¥12.81
July—September 2017	13.79
October—December 2017	14.31
January—March 2018	13.41

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2018, the revenue from our trading activities has been relatively stable, keeping positive numbers in 249 days out of 259 trading days in the period. During the same period, there were 87 days with positive revenue exceeding ¥1 billion and 1 day with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2018, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥385.9 billion. Market risk related to interest rates equaled ¥304.9 billion and equities-related risk equaled ¥225.9 billion. Compared with the VaR as of March 31, 2017, we experienced an increase in market risk during the fiscal year ended March 31, 2018, primarily due to an increase in interest rate risk. For a description of our strategic equity investment risk management, see “—Risk Management of Strategic Equity Portfolio.”

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 56% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2018, the yen accounted for approximately 53% while the U.S. dollar accounted for approximately 30%, and the euro approximately 17%.

The following tables set forth the VaR related to our non-trading activities by risk category for the periods indicated:

April 1, 2016—March 31, 2017	Average	Maximum(1)	Minimum(1)	March 31, 2017
	(in billions)
Interest rate	¥393.1	¥528.5	¥265.7	¥273.1
Yen	290.7	345.1	231.1	240.7
U.S. Dollars	220.6	289.3	116.3	121.4
Foreign exchange	2.6	5.4	1.0	5.4
Equities(2)	236.7	266.6	185.3	259.3
Less diversification effect	(171.2)	—	—	(165.8)
Total	461.2	564.5	368.9	372.0

April 1, 2017—March 31, 2018	Average	Maximum(1)	Minimum(1)	March 31, 2018
	(in billions)
Interest rate	¥305.2	¥330.1	¥270.1	¥304.9
Yen	236.1	253.5	212.6	231.2
U.S. Dollars	146.2	174.1	116.5	128.5
Foreign exchange	8.0	10.8	3.4	10.0
Equities(2)	233.1	271.9	171.0	225.9
Less diversification effect	(151.7)	—	—	(154.9)
Total	394.6	440.5	348.4	385.9

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)	The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2018 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2017	¥391.4
July—September 2017	417.0
October—December 2017	385.2
January—March 2018	385.0

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2018 against that as of March 31, 2017, there was a 8 percentage point decrease in the Japanese yen from 61% to 53%, a 1 percentage point decrease in the U.S. dollar from 31% to 30%, and a 9 percentage point increase in the euro from 8% to 17%.

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

Hypothetical losses never exceeded VaR in the fiscal year ended March 31, 2018. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2018:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2018:

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

In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing. Through the daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of March 31, 2018, we held a total trading activity position subject to estimated maximum potential losses of ¥8.8 billion as compared to ¥10.8 billion as of March 31, 2017. In addition, the holding company and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. The holding company and major subsidiaries also measure stressed VaR relating to their trading activities based on a one-year observation period with the highest VaR at least in the immediately preceding ten years. To verify the effectiveness of our HS-VaR model, we also examine whether the data group of hypothetical profits and losses used in the VaR calculation represents an appropriate profit and loss distribution by monitoring the autocorrelation and the kurtosis of the data group.

Funding Liquidity Risk Management

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

Operational Risk Management

Operational risk refers to the risk of loss caused by either internal control issues such as inadequate operational processes or misconduct, system failures, or external factors such as serious political instability, major terrorist activity, health epidemics or natural disasters. The term includes a broad range of risks that could lead to losses, including operations risk, information risk, IT risk, tangible asset risk, personnel risk, incompliance with laws and regulations risk and legal risk. These risks that comprise operational risk are referred to as sub-category risks.

The holding company has established, based on its Executive Committee’s determination, the MUFG Operational Risk Management Policy as a group-wide policy for managing operational risk. This policy sets forth the core principles regarding operational risk management, including the definition of operational risk, and the risk management system and processes. Under the policy, the board of directors and the Executive Committee formulate fundamental principles of operational risk management and establish and maintain an appropriate risk management system. The Chief Risk Management Officer is responsible for recognizing, evaluating, and appropriately managing operational risk in accordance with the fundamental principles formulated by the board of directors and the Executive Committee. A division in charge of operational risk management has been established that is independent of business promotion sections to manage overall operational risk in a comprehensive manner. These fundamental principles have also been approved by the boards of directors of the major subsidiaries, providing a consistent framework for operational risk management of the Group. The diagram below sets forth the operational risk management system of each major banking subsidiary:

Operational Risk Management System of Our Major Banking Subsidiaries

As set forth in the following diagram, we have established a risk management framework for loss data collection, control self-assessment, and measurement of operational risk in order to appropriately identify, recognize, evaluate, measure, control, monitor and report operational risk.

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

The following diagram summarizes our operational risk management framework:

Operational Risk Management Framework

Operations Risk Management

Operations risk refers to the risk of incurring losses arising from negligence of correct operational processing, incidents or misconduct involving officers or staff, as well as risks similar to this risk. The Group companies offer a wide range of financial services, ranging from commercial banking products such as deposits, exchange services and loans to trust and related services covering pensions, securities, real estate and securitization, as well as transfer agent services. Cognizant of the potentially significant impact that operations risk-related events could have in terms of both economic losses and damage to our reputation, our banking subsidiaries continue to work on improving their management systems to create and apply appropriate operations risk-related controls.

Specific ongoing measures to reduce operations risk include the development of databases to manage, analyze and prevent the recurrence of related loss events; efforts to tighten controls over administrative procedures and related operating authority, while striving to improve human resources management, investments in systems to improve the efficiency of administrative operations, and programs to expand and upgrade internal auditing and operational guidance systems.

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

Information Risk Management

Information risk refers to the risk of loss caused by loss, alteration, falsification or leakage of personal or other confidential information, as well as risks similar to these risks. We recognize our grave social and legal responsibility to handle customer information properly, and we continue to work on enhancing our framework to manage such risk.

Complying with laws and regulations requiring proper handling of customer information, we implement information security management measures, including the establishment of an information risk management framework, enhancement of our internal operational procedures, and training courses mandatory for all officers and staff.

We have also formulated our Personal Information Protection Policy as the basis for our ongoing programs designed to protect the confidentiality of personal information.

With the aim of preventing any recurrence and minimizing risk or loss, we also work to promote sharing on a group-wide basis of experience, knowledge and expertise related to information risk incidents.

IT Risk Management

IT risk refers to the risk of loss arising from destruction, suspension, malfunction or misuse of IT, or unauthorized alteration and leakage of electronic data caused by insufficient IT systems planning, development or operations or by vulnerabilities of or external threats to IT system security, including cybersecurity, as well as risks similar to these risks.

Systems planning, development and operations include appropriate design and extensive testing phases to ensure that systems are designed to help prevent failures while providing sufficient safeguards for the security of electronic data including personal information. The status of the development of any mission-critical IT systems is reported regularly to senior management. We have developed disaster countermeasures systems and have also been investing in duplication of the Group’s IT infrastructure to minimize damage in the event of any system failure. Emergency drills are conducted to help increase staff preparedness.

With the aim of preventing any recurrence and minimizing risk or loss, we also work to promote sharing on a group-wide basis of experience, knowledge and expertise related to system failures.

In addition, the risk of increasingly sophisticated cyber-attacks is a significant focus of the Board of Directors, and the Board regularly receives reports on our cybersecurity program. We continue to work to strengthen measures designed to address and mitigate the risk, including the establishment of MUFG-CERT, our Computer Security Incident Response Team, implementation of multi-layered defense and detection measures, enhancement of monitoring systems through our Security Operation Centers, and cooperation with global organizations with relevant expertise. MUFG-CERT is charged with the responsibility of taking, coordinating and managing prompt action in response to cyber security incidents to mitigate their impact.

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

Incompliance with Laws and Regulations Risk Management

Incompliance with laws and regulations risk refers to the risk of loss due to failure to compliance with laws and regulations, as well as risks similar to these risks. We recognize the potentially significant impact compliance risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic, reputation and other losses to, or diminished market confidence in, the Group. Accordingly, we continue to work on improving our compliance risk control framework designed to appropriately manage such risk.

Specifically, in order to promote compliance, we have established our Principles of Ethics and Conduct as the basic legal compliance policy for the Group’s directors and employees. In addition, a compliance management division has been established at each of the holding company and the major subsidiaries. See “—Compliance” below.

Legal Risk Management

Legal risk refers to the risk of loss due to failure to identify or address legal issues relating to contracts and other business operations or insufficient handling of lawsuits, as well as risks similar to these risks.

The legal division at each of the holding company and the major subsidiaries centrally and uniformly evaluates legal issues prior to entering into contracts or commencing new business operations, deals with legal disputes and manages other legal matters. With the aim of effectively managing our legal risk arising from our globally expanding business operations, we have established a global and group-wide legal risk management framework and promote sharing of experience, knowledge and practices relating to legal risk issues on a global and group-wide basis.

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

(3) Outline of Measurement Model

Our operational risk equivalent amount measured under the AMA is a simple sum of the amounts calculated separately for (1) MUFG Bank on a consolidated basis, (2) Mitsubishi UFJ Trust and Banking on a consolidated basis, and (3) the holding company and other principal consolidated subsidiaries, in accordance with applicable FSA rules. For each of MUFG Bank and Mitsubishi UFJ Trust and Banking on a consolidated basis, the operational risk equivalent amount is a simple sum of the amounts calculated based on the seven loss event types defined by the Basel Standards. For other Group companies, the operational risk equivalent amount is a simple sum of the amounts calculated based on eight loss event types consisting of the seven loss event types defined by the Basel Standards and an additional loss event type representing losses relating to repayment of excess interest associated with the consumer finance business of a subsidiary. We do not reflect the correlation effects among the loss event types in the calculation of our operational risk equivalent amount.

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

Reputation Risk Management

Reputation risk refers to the risk of harm to our corporate value arising from perceptions of our customers, shareholders, investors or other stakeholders and in the market or society that we deviate from their expectations or confidence. We recognize that such risk, if materialized, can have a material negative impact on our business and continue to work on enhancing our framework designed to appropriately manage the risk based on our Corporate Vision, Principles of Ethics and Conduct, and other rules and codes of the Group.

Specifically, in order to manage our reputation risk effectively on a group-wide basis, we have established a risk management system designed to ensure mutual consultation and reporting if a reputation risk-related event occurs or is anticipated and, through this system, share relevant information within the Group.

Through the risk control framework and risk management system, we seek to prevent reputation risk-related events and minimize damage to the corporate value of the Group by promptly obtaining an accurate understanding of relevant facts relating to risk events and disclosing information concerning such events and the measures we take in response to such events in an appropriate and timely manner.

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

In addition, as we expand the geographic scope of our business globally, we are committed to keeping abreast of developments in laws and regulations of the jurisdictions in which we operate including anti-money laundering and anti-bribery, as well as paying attention to trends in financial crimes.

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

When reporting information please pay attention to the following:

•	Matters subject to reporting are limited to instances regarding the Group companies.

•	Please provide detailed information with respect to the matter. Without detailed factual information there is a limit to how much our investigations can achieve.

•	Anonymous information will be accepted.

•	No information regarding the identity of the informant will be passed on to third parties without the approval of the informant him- or herself. However, this excludes instances where disclosure is legally mandated, or to the extent that the information is necessary for surveys or reports, when data may be passed on following the removal of the informant’s name.

•	Please submit reports in either Japanese or English.

•	If the informant wishes, we will endeavor to report back to the informant on the response taken within a reasonable period of time following the receipt of specific information, but cannot promise to do so in all instances.

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

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property Each cancellation of an ADR, including if the agreement terminates

$0.02 (or less) per ADS	Any cash distribution, to the extent permitted by any securities exchange on which the ADSs may be listed for trading

A fee equivalent to the fee that would be payable if securities distributed to the ADS holder had been shares and the shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders

Registration or transfer fees	Transfer and registration of shares on the share register from your name to the name of The Bank of New York Mellon or its agent and vice versa when you deposit or withdraw shares

Expenses of The Bank of New York Mellon	Conversion of foreign currency to U.S. dollars, as well as cable, telex and facsimile transmission expenses

Taxes and other governmental charges The Bank of New York Mellon or MUFG Bank, as custodian, have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Fees Waived or Paid by the Depositary

The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include the expenses relating to the delivery of annual reports, dividend fund remittances, stationery, postage and photocopying. For the fiscal year ended March 31, 2018, the Depositary waived $135,367.53 of standard out-of-pocket expenses.

The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based and conditioned on the number of outstanding ADSs and the amount of dividend fees collected by the Depositary. For the fiscal year ended March 31, 2018, the Depositary reimbursed us $1.0 million for such expenses.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2018.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2018 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2018.

The effectiveness of our internal control over financial reporting as of March 31, 2018 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 232.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2018, of the MUFG Group and our report dated July 12, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the MUFG Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 12, 2018

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

We have adopted a code of ethics, which consists of internal rules named Principles of Ethics and Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our internal compliance rules were most recently amended on September 13, 2017 and April 2, 2018, clarifying the complaint submission channels and the manner in which complaints should be handled. A copy of the Principles of Ethics and Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this Annual Report.

No waivers of the Principles of Ethics and Conduct or the ethical framework and code of conduct, as applicable, or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2018.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2017 and 2018 are presented in the following table:

	2017	2018
	(in millions)
Audit fees	¥8,107	¥8,032
Audit-related fees	393	199
Tax fees	504	307
All other fees	119	97

Total	¥9,123	¥8,635

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% of the total fees paid to Deloitte Touche Tohmatsu LLC for each of the fiscal years ended March 31, 2017 and 2018.

Review of Deloitte Touche Tohmatsu LLC’s Independence in Prior Periods

As disclosed in our Annual Reports on Form 20-F for the fiscal years ended March 31, 2015, 2016 and 2017, Deloitte Touche Tohmatsu LLC, or Tohmatsu, previously advised MUFG’s Audit Committee of several SEC auditor independence rule violations relating to its audit of MUFG’s financial statements as of and for the fiscal years ended March 31, 2015, 2016 and 2017. The violations primarily involved financial interests, including deposit accounts with balances in excess of deposit insurance limits held at MUFG Group companies by partners and other members of Tohmatsu’s audit engagement teams for MUFG and its subsidiaries and affiliates and their immediate family members, including a senior partner who at the time served in an executive management role at Tohmatsu and was in the Chain of Command of Tohmatsu’s audit engagement of MUFG’s financial statements.

With respect to the prior fiscal year audit reports, Tohmatsu reported to the Audit Committee that it had investigated the relevant facts and circumstances, and concluded that Tohmatsu’s objectivity, impartiality and integrity with respect to its audit on MUFG’s financial statements were unaffected by the violations. Tohmatsu also reported to the Audit Committee that corrective and remedial measures were implemented. Finally, Tohmatsu reported that it had informed the Audit Committee of all identified violations, and represented its good faith belief that there should not be any unidentified violations.

In connection with the prior year audited financial statements included in our Annual Reports on Form 20-F for the fiscal years ended March 31, 2015, 2016 and 2017, the Audit Committee engaged counsel to review the circumstances relating to the violations reported by Tohmatsu. Based on discussions with Tohmatsu, and after undertaking its own work to review the circumstances, prior to the filing of MUFG’s Annual Reports on Form 20-F for the fiscal years ended March 31, 2015, 2016 and 2017, the Audit Committee concluded that Tohmatsu’s ability to exercise objective and impartial judgment on issues within the scope of its audit of MUFG’s financial statements had not been impaired. Based on this determination, the Audit Committee concluded that the audited financial statements as of and for the fiscal years ended March 31, 2016 and 2017 may be included in this Annual Report on Form 20-F.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2017	1,473	¥673.64	—	—
May 1 to May 31, 2017	2,180	698.59	54,807,800	145,192,200
June 1 to June 30, 2017	2,745	714.66	86,351,100	58,841,100
July 1 to July 31, 2017	6,415	737.54	—	—
August 1 to August 31, 2017	5,588	700.62	—	—
September 1 to September 30, 2017	3,703	685.81	—	—
October 1 to October 31, 2017	4,066	731.39	—	—
November 1 to November 30, 2017	5,069	747.38	45,491,700	154,508,300
December 1 to December 31, 2017	5,997	803.17	82,175,200	72,333,100
January 1 to January 31, 2018	6,835	861.73	—	—
February 1 to February 28, 2018	3,871	808.13	—	—
March 1 to March 31, 2018	2,925	732.96	—	—

Total	50,867	¥743.98	268,825,800	—

Notes:
(1)	All of the purchased shares were shares constituting less than one unit (100 shares) purchased from registered holders of such shares at the current market price of those shares.
(2)	During May and June 2017, we repurchased 141,158,900 shares of our common stock for ¥99,999,941,022 under a share repurchase program that was adopted on May 15, 2017 and completed in June 2017. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 200,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 16, 2017 and June 30, 2017. All of the repurchased shares were cancelled on July 20, 2017.
During November and December 2017, we repurchased 127,666,900 shares of our common stock for ¥99,999,957,675 under a share repurchase program that was adopted on November 14, 2017 and completed in December 2017. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 200,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 15, 2017 and December 31, 2017. All of the repurchased shares were cancelled on January 22, 2018.

We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2018.

During May and June 2018, we repurchased 72,420,700 shares of our common stock for ¥49,999,969,714 under a share repurchase program that was adopted on May 15, 2018 and completed in June 2018. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 100,000,000 shares of our common stock and an aggregate of ¥50.0 billion between May 16, 2018 and June 30, 2018. We plan to cancel all of the repurchased shares on July 20, 2018.

In May 2018, 13,049,600 shares were purchased by the trustee of the trust for the first performance-based stock compensation plan. In connection with the MUFG Americas Holdings Corporation Stock Bonus Plan, 9,085,223 ADSs were purchased by the trustee of the independent trust between April 1, 2017 and March 31, 2018. In the same period, 616,514 ADSs were purchased by the trustee of the independent trust in connection with the Bank of Tokyo-Mitsubishi UFJ, Ltd. Headquarters for the Americas Stock Bonus Plan. In the same period, 1,643,459 ADSs were purchased by the trustee of the independent trust in connection with the UNBC Stock Bonus Plan. For descriptions of our stock compensation and bonus plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

As of the date of this Annual Report, we have eight outside directors as members of our board of directors, which consists of a total of fifteen members. Under our governance system, we are required to have a majority of outside directors on each of our nominating, audit and compensation committees. For a description of an outside director, see “Item 6.C. Directors and Senior Management—Board Practices.”

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

Item 16H.	Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on July 6, 2018 (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013 (English Translation)*

1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

2(a)	Form of American Depositary Receipt

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder

7	Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges for the fiscal years ended March 31, 2014, 2015, 2016, 2017 and 2018**

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15	Consent of independent registered public accounting firm

Exhibit	Description

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2018***

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2018****

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our registration statement on Form S-8 (File No. 333-204845) filed on June 10, 2015.
**	Deemed to be incorporated as Exhibit 12.1 to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
***	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.

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

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2016, 2017 and 2018. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Fiscal years ended March 31,
	2016			2017			2018
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥31,905,984	¥32,063	0.10%	¥31,322,995	¥28,975	0.09%	¥31,515,803	¥26,391	0.08%
Foreign	9,259,479	50,591	0.55	7,118,443	49,760	0.70	7,889,777	100,217	1.27

Total	41,165,463	82,654	0.20	38,441,438	78,735	0.20	39,405,580	126,608	0.32

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	3,997,009	1,184	0.03	5,825,863	2,116	0.04	7,703,606	7,246	0.09
Foreign	10,633,966	57,440	0.54	8,259,160	59,263	0.72	7,873,112	77,447	0.98

Total	14,630,975	58,624	0.40	14,085,023	61,379	0.44	15,576,718	84,693	0.54

Trading account assets:
Domestic	5,328,794	33,076	0.62	3,818,370	24,262	0.64	4,737,292	27,126	0.57
Foreign	22,146,669	389,004	1.76	23,111,674	431,598	1.87	20,012,444	405,469	2.03

Total	27,475,463	422,080	1.54	26,930,044	455,860	1.69	24,749,736	432,595	1.75

Investment securities(1):
Domestic	41,308,432	230,478	0.56	35,863,993	219,443	0.61	34,659,859	183,622	0.53
Foreign	7,059,232	157,564	2.23	6,583,759	151,701	2.30	6,891,939	160,279	2.33

Total	48,367,664	388,042	0.80	42,447,752	371,144	0.87	41,551,798	343,901	0.83

Loans(2):
Domestic	71,072,445	800,723	1.13	68,348,115	743,683	1.09	65,985,440	757,623	1.15
Foreign	50,003,733	1,253,615	2.51	48,940,077	1,279,966	2.62	51,779,709	1,513,596	2.92

Total	121,076,178	2,054,338	1.70	117,288,192	2,023,649	1.73	117,765,149	2,271,219	1.93

Total interest-earning assets:
Domestic	153,612,664	1,097,524	0.71	145,179,336	1,018,479	0.70	144,602,000	1,002,008	0.69
Foreign	99,103,079	1,908,214	1.93	94,013,113	1,972,288	2.10	94,446,981	2,257,008	2.39

Total	252,715,743	3,005,738	1.19	239,192,449	2,990,767	1.25	239,048,981	3,259,016	1.36

Non-interest-earning assets:
Cash and due from banks	3,853,732			21,989,856			34,040,675
Other non-interest-earning assets	43,703,112			47,775,376			48,549,541
Allowance for credit losses	(1,001,714)			(1,018,982)			(1,049,265)

Total non-interest-earning assets	46,555,130			68,746,250			81,540,951

Total assets	¥299,270,873			¥307,938,699			¥320,589,932

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an insignificant amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2016			2017			2018
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥110,396,310	¥69,634	0.06%	¥117,156,484	¥45,790	0.04%	¥123,141,060	¥58,779	0.05%
Foreign	41,066,208	280,701	0.68	38,411,021	301,640	0.79	41,421,717	456,089	1.10

Total	151,462,518	350,335	0.23	155,567,505	347,430	0.22	164,562,777	514,868	0.31

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions(1):
Domestic	24,017,338	50,567	0.21	22,024,053	82,162	0.37	17,913,277	113,805	0.64
Foreign	11,666,364	16,732	0.14	10,765,446	20,425	0.19	10,138,998	56,955	0.56

Total	35,683,702	67,299	0.19	32,789,499	102,587	0.31	28,052,275	170,760	0.61

Due to trust account— Domestic	1,162,326	505	0.04	3,122,190	207	0.01	3,065,511	109	0.00

Other short-term borrowings and trading account liabilities:
Domestic	7,945,537	26,145	0.33	3,644,192	11,679	0.32	3,768,213	11,012	0.29
Foreign	5,787,927	28,427	0.49	5,435,977	49,458	0.91	6,476,232	82,523	1.27

Total	13,733,464	54,572	0.40	9,080,169	61,137	0.67	10,244,445	93,535	0.91

Long-term debt(1):
Domestic	15,791,409	150,124	0.95	20,358,348	173,634	0.85	25,277,891	183,944	0.73
Foreign	3,301,789	121,529	3.68	2,604,585	84,644	3.25	2,654,153	65,539	2.47

Total	19,093,198	271,653	1.42	22,962,933	258,278	1.12	27,932,044	249,483	0.89

Total interest-bearing liabilities:
Domestic	159,312,920	296,975	0.19	166,305,267	313,472	0.19	173,165,952	367,649	0.21
Foreign	61,822,288	447,389	0.72	57,217,029	456,167	0.80	60,691,100	661,106	1.09

Total	221,135,208	744,364	0.34	223,522,296	769,639	0.34	233,857,052	1,028,755	0.44

Non-interest-bearing liabilities	62,849,899			69,405,574			71,309,802

Total equity	15,285,766			15,010,829			15,423,078

Total liabilities and equity	¥299,270,873			¥307,938,699			¥320,589,932

Net interest income and interest rate spread		¥2,261,374	0.85%		¥2,221,128	0.91%		¥2,230,261	0.92%

Net interest income as a percentage of total interest-earning assets			0.89%			0.93%			0.93%

Note:

(1)	The table above reflects changes in presentation that were made to long-term repurchase agreements for the fiscal years ended March 31, 2016 and 2017. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The percentage of total average assets attributable to foreign activities was 39.4%, 37.3% and 36.6%, respectively, for the fiscal years ended March 31, 2016, 2017 and 2018.

The percentage of total average liabilities attributable to foreign activities was 40.1%, 38.1% and 36.9%, respectively, for the fiscal years ended March 31, 2016, 2017 and 2018.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016, and the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017.

	Fiscal year ended March 31, 2016 versus fiscal year ended March 31, 2017			Fiscal year ended March 31, 2017 versus fiscal year ended March 31, 2018
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥(577)	¥(2,511)	¥(3,088)	¥177	¥(2,761)	¥(2,584)
Foreign	(13,178)	12,347	(831)	5,908	44,549	50,457

Total	(13,755)	9,836	(3,919)	6,085	41,788	47,873

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	624	308	932	865	4,265	5,130
Foreign	(14,533)	16,356	1,823	(2,885)	21,069	18,184

Total	(13,909)	16,664	2,755	(2,020)	25,334	23,314

Trading account assets:
Domestic	(9,580)	766	(8,814)	5,430	(2,566)	2,864
Foreign	17,387	25,207	42,594	(60,886)	34,757	(26,129)

Total	7,807	25,973	33,780	(55,456)	32,191	(23,265)

Investment securities(2):
Domestic	(32,071)	21,036	(11,035)	(7,170)	(28,651)	(35,821)
Foreign	(10,844)	4,981	(5,863)	7,156	1,422	8,578

Total	(42,915)	26,017	(16,898)	(14)	(27,229)	(27,243)

Loans:
Domestic	(30,138)	(26,902)	(57,040)	(26,254)	40,194	13,940
Foreign	(27,046)	53,397	26,351	77,153	156,477	233,630

Total	(57,184)	26,495	(30,689)	50,899	196,671	247,570

Total interest income:
Domestic	(71,742)	(7,303)	(79,045)	(26,952)	10,481	(16,471)
Foreign	(48,214)	112,288	64,074	26,446	258,274	284,720

Total	¥(119,956)	¥104,985	¥(14,971)	¥(506)	¥268,755	¥268,249

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2016 versus fiscal year ended March 31, 2017			Fiscal year ended March 31, 2017 versus fiscal year ended March 31, 2018
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥4,039	¥(27,883)	¥(23,844)	¥2,436	¥10,553	¥12,989
Foreign	(18,967)	39,906	20,939	25,194	129,255	154,449

Total	(14,928)	12,023	(2,905)	27,630	139,808	167,438

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions(2):
Domestic	(4,511)	36,106	31,595	(17,597)	49,240	31,643
Foreign	(1,373)	5,066	3,693	(1,256)	37,786	36,530

Total	(5,884)	41,172	35,288	(18,853)	87,026	68,173

Due to trust account—Domestic	371	(669)	(298)	(4)	(94)	(98)

Other short-term borrowings and trading account liabilities:
Domestic	(13,802)	(664)	(14,466)	388	(1,055)	(667)
Foreign	(1,827)	22,858	21,031	10,690	22,375	33,065

Total	(15,629)	22,194	6,565	11,078	21,320	32,398

Long-term debt(2):
Domestic	40,122	(16,612)	23,510	38,127	(27,817)	10,310
Foreign	(23,729)	(13,156)	(36,885)	1,582	(20,687)	(19,105)

Total	16,393	(29,768)	(13,375)	39,709	(48,504)	(8,795)

Total interest expense:
Domestic	26,219	(9,722)	16,497	23,350	30,827	54,177
Foreign	(45,896)	54,674	8,778	36,210	168,729	204,939

Total	¥(19,677)	¥44,952	¥25,275	¥59,560	¥199,556	¥259,116

Net interest income:
Domestic	¥(97,961)	¥2,419	¥(95,542)	¥(50,302)	¥(20,346)	¥(70,648)
Foreign	(2,318)	57,614	55,296	(9,764)	89,545	79,781

Total	¥(100,279)	¥60,033	¥(40,246)	¥(60,066)	¥69,199	¥9,133

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	The table above reflects changes in presentation that were made to long-term repurchase agreements for the fiscal years ended March 31, 2016 and 2017. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

II.	Investment Portfolio

The following table shows information as to the value of our Available-for-sale securities and Held-to-maturity securities at March 31, 2016, 2017 and 2018:

	At March 31,
	2016			2017			2018
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions)
Available-for-sale securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥28,427,163	¥29,127,841	¥700,678	¥25,435,570	¥25,826,288	¥390,718	¥24,272,345	¥24,567,904	¥295,559
Corporate bonds	795,427	816,984	21,557	899,572	917,170	17,598	923,912	935,965	12,053
Marketable equity securities	2,646,182	5,602,328	2,956,146	2,719,146	6,115,213	3,396,067	2,638,796	6,544,938	3,906,142
Other securities	1,088,843	1,103,232	14,389	1,844,358	1,851,402	7,044	2,581,942	2,589,367	7,425

Total domestic	32,957,615	36,650,385	3,692,770	30,898,646	34,710,073	3,811,427	30,416,995	34,638,174	4,221,179

Foreign:
U.S. Treasury and other U.S. government agencies bonds	869,152	880,154	11,002	1,075,244	1,060,868	(14,376)	1,400,997	1,366,456	(34,541)
Other governments and official institutions bonds	1,177,635	1,193,914	16,279	1,087,653	1,089,061	1,408	806,665	805,236	(1,429)
Mortgage-backed securities	1,090,886	1,076,866	(14,020)	913,118	898,301	(14,817)	1,229,111	1,214,211	(14,900)
Other securities	1,419,445	1,424,912	5,467	1,321,273	1,331,796	10,523	1,492,293	1,480,621	(11,672)

Total foreign	4,557,118	4,575,846	18,728	4,397,288	4,380,026	(17,262)	4,929,066	4,866,524	(62,542)

Total	¥37,514,733	¥41,226,231	¥3,711,498	¥35,295,934	¥39,090,099	¥3,794,165	¥35,346,061	¥39,504,698	¥4,158,637

Held-to-maturity securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,101,107	¥1,159,115	¥58,008	¥1,100,955	¥1,144,070	¥43,115	¥1,100,807	¥1,141,019	¥40,212
Other securities	200	200	—	100	100	—	—	—	—

Total domestic	1,101,307	1,159,315	58,008	1,101,055	1,144,170	43,115	1,100,807	1,141,019	40,212

Foreign:
U.S. Treasury and other U.S. government agencies bonds	62,563	63,965	1,402	60,910	62,023	1,113	59,330	59,610	280
Other governments and official institutions bonds	26,772	26,290	(482)	225	225	—	—	—	—
Mortgage-backed securities	1,139,631	1,145,520	5,889	1,146,828	1,143,938	(2,890)	1,057,612	1,047,635	(9,977)
Asset-backed securities	1,536,395	1,536,158	(237)	1,278,303	1,287,395	9,092	1,365,192	1,372,408	7,216

Total foreign	2,765,361	2,771,933	6,572	2,486,266	2,493,581	7,315	2,482,134	2,479,653	(2,481)

Total	¥3,866,668	¥3,931,248	¥64,580	¥3,587,321	¥3,637,751	¥50,430	¥3,582,941	¥3,620,672	¥37,731

Nonmarketable equity securities presented in Other investment securities in the accompanying consolidated financial statements were primarily carried at cost of ¥530,026 million, ¥529,869 million and ¥538,251 million, at March 31, 2016, 2017 and 2018, respectively. The corresponding fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥24,689 million, ¥26,292 million and ¥28,359 million, at March 31, 2016, 2017 and 2018, respectively.

The following table presents the book values, maturities and weighted average yields of Available-for-sale securities and Held-to-maturity securities, excluding equity securities, at March 31, 2018. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥10,914,592	0.07%	¥7,870,360	0.50%	¥3,344,997	0.56%	¥2,437,955	1.22%	¥24,567,904	0.38%
Corporate bonds	114,018	0.47	597,427	0.27	183,468	0.41	41,052	0.73	935,965	0.34
Other securities	180,526	0.62	511,180	0.25	1,420,873	0.24	476,788	0.29	2,589,367	0.27

Total domestic	11,209,136	0.08	8,978,967	0.47	4,949,338	0.46	2,955,795	1.06	28,093,236	0.37

Foreign:
U.S. Treasury and other U.S. government agencies bonds	112,139	1.50	527,561	1.77	725,438	1.86	1,318	3.62	1,366,456	1.80
Other governments and official institutions bonds	236,108	1.52	498,559	2.39	66,316	2.99	4,253	3.44	805,236	2.19
Mortgage-backed securities	191	5.37	390	2.28	110,922	2.02	1,102,708	2.61	1,214,211	2.56
Other securities	354,107	1.85	646,913	2.25	160,675	2.83	192,280	2.59	1,353,975	2.27

Total foreign	702,545	1.69	1,673,423	2.14	1,063,351	2.09	1,300,559	2.61	4,739,878	2.19

Total	¥11,911,681	0.17%	¥10,652,390	0.74%	¥6,012,689	0.76%	¥4,256,354	1.56%	¥32,833,114	0.64%

Held-to-maturity securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥—	—%	¥—	—%	¥1,100,807	0.51%	¥—	—%	¥1,100,807	0.51%

Total domestic	—	—	—	—	1,100,807	0.51	—	—	1,100,807	0.51

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	59,330	2.09	—	—	—	—	59,330	2.09
Mortgage-backed securities	—	—	96,389	2.25	44,070	2.32	917,153	2.45	1,057,612	2.42
Asset-backed securities	—	—	57,160	6.27	454,342	2.48	853,690	2.14	1,365,192	2.42

Total foreign	—	—	212,879	3.29	498,412	2.46	1,770,843	2.30	2,482,134	2.42

Total	¥—	—%	¥212,879	3.29%	¥1,599,219	1.12%	¥1,770,843	2.30%	¥3,582,941	1.83%

Other than U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of the individual issuers held in our investment securities portfolio exceeded 10% of the consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2018.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and industry of the borrower at March 31 for each of the five fiscal years ended March 31, 2018. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2014	2015	2016	2017	2018
	(in millions)
Domestic:
Manufacturing	¥11,540,753	¥11,703,428	¥12,158,642	¥11,796,803	¥10,876,625
Construction	980,877	977,892	913,180	819,262	781,262
Real estate	10,989,562	10,911,240	11,175,130	11,622,372	11,763,769
Services	2,693,561	2,684,355	2,503,446	2,549,300	2,689,086
Wholesale and retail	8,475,143	8,345,481	7,891,364	7,970,579	7,989,080
Banks and other financial institutions(1)	3,985,106	4,329,964	5,146,932	5,223,906	4,818,364
Communication and information services	1,443,466	1,527,811	1,509,858	1,634,584	1,551,533
Other industries	13,496,763	12,674,004	14,739,826	8,898,712	8,939,291
Consumer	16,921,352	16,720,590	16,397,560	16,491,010	16,287,332

Total domestic	70,526,583	69,874,765	72,435,938	67,006,528	65,696,342

Foreign:
Governments and official institutions	811,475	1,052,051	1,125,031	1,037,795	920,538
Banks and other financial institutions(1)	9,792,255	11,973,021	13,654,335	13,844,964	12,851,570
Commercial and industrial	24,533,816	29,593,255	30,056,474	30,279,641	30,591,173
Other	4,872,372	6,065,782	5,818,747	6,334,551	7,270,928

Total foreign	40,009,918	48,684,109	50,654,587	51,496,951	51,634,209

Total	110,536,501	118,558,874	123,090,525	118,503,479	117,330,551
Unearned income, unamortized premiums—net and deferred loan fees—net	(260,090)	(293,672)	(299,567)	(288,507)	(294,656)

Total(2)	¥110,276,411	¥118,265,202	¥122,790,958	¥118,214,972	¥117,035,895

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥46,635 million, ¥88,927 million, ¥100,889 million, ¥185,940 million and ¥226,923 million at March 31, 2014, 2015, 2016, 2017 and 2018, respectively, which are carried at the lower of cost or fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2018:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥5,755,042	¥3,337,562	¥1,784,021	¥10,876,625
Construction	433,696	265,187	82,379	781,262
Real estate	2,700,520	4,028,924	5,034,325	11,763,769
Services	1,218,534	1,028,196	442,356	2,689,086
Wholesale and retail	5,307,471	2,002,391	679,218	7,989,080
Banks and other financial institutions	3,073,154	1,232,652	512,558	4,818,364
Communication and information services	435,506	683,481	432,546	1,551,533
Other industries	5,628,641	2,007,878	1,302,772	8,939,291
Consumer	2,366,078	3,210,899	10,710,355	16,287,332

Total Domestic	26,918,642	17,797,170	20,980,530	65,696,342

Foreign	20,086,876	19,423,923	12,123,410	51,634,209

Total	¥47,005,518	¥37,221,093	¥33,103,940	¥117,330,551

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2018 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥16,307,036	¥4,293,127	¥20,600,163
Floating or adjustable rate	22,470,664	27,254,206	49,724,870

Total	¥38,777,700	¥31,547,333	¥70,325,033

Nonaccrual, Past Due and Restructured Loans

We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, and Krungsri segments, and six months or more with respect to loans within the Residential segment.

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2018, based on the domicile and type of industry of the borrowers:

	At March 31,
	2014	2015	2016	2017	2018
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥167,962	¥119,052	¥372,875	¥185,124	¥77,188
Construction	30,202	20,150	15,256	15,248	10,922
Real estate	154,766	85,625	66,210	50,142	37,853
Services	72,851	54,801	41,056	38,977	31,733
Wholesale and retail	212,356	158,454	132,858	131,545	108,639
Banks and other financial institutions	7,234	5,715	675	2,432	1,145
Communication and information services	24,956	23,204	20,270	18,711	13,815
Other industries	36,861	19,094	29,715	10,352	37,677
Consumer	227,476	199,665	174,106	161,680	149,491

Total domestic	934,664	685,760	853,021	614,211	468,463

Foreign:
Governments and official institutions	43	40	132	—	—
Banks and other financial institutions	24,091	7,372	14,337	5,902	1,716
Commercial and industrial	87,808	144,609	264,163	301,685	215,601
Other	68,840	75,916	68,514	64,834	67,869

Total foreign	180,782	227,937	347,146	372,421	285,186

Total	¥1,115,446	¥913,697	¥1,200,167	¥986,632	¥753,649

Restructured loans:
Domestic	¥718,027	¥735,348	¥459,294	¥682,041	¥557,368
Foreign	153,204	144,089	166,240	158,784	137,674

Total	¥871,231	¥879,437	¥625,534	¥840,825	¥695,042

Accruing loans contractually past due 90 days or more:
Domestic	¥47,759	¥48,050	¥47,919	¥37,650	¥17,356
Foreign(1)	961	360	314	3,430	2,408

Total	¥48,720	¥48,410	¥48,233	¥41,080	¥19,764

Total(2)	¥2,035,397	¥1,841,544	¥1,873,934	¥1,868,537	¥1,468,455

Notes:

(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥13,068 million, ¥5,666 million, ¥1,930 million, ¥1,514 million and ¥549 million of Federal Deposit Insurance Corporation (“FDIC”) covered loans held by MUFG Americas Holdings which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2014, 2015, 2016, 2017 and 2018, respectively.
(2)	The sum of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more includes large groups of smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment, and accruing loans contractually past due 90 days or more. However, these loans are excluded from the impaired loan balances of ¥1,715,850 million and ¥1,331,123 million, at March 31, 2017 and 2018, respectively, disclosed in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2018 was approximately ¥38.3 billion, of which ¥14.0 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2018 was approximately ¥28.9 billion, of which ¥15.2 billion was included in the results of operations for the fiscal year.

Potential Problem Loans

We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual loans, restructured loans and accruing loans past due 90 days or more.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers domiciled in a foreign country which in total exceeded 0.75% of our consolidated total assets at March 31, 2016, 2017 and 2018. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Guarantees of outstandings to borrowers domiciled in other countries are considered to be outstandings of the guarantor. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank’s home country are considered to be loans to, or deposits with, the foreign bank. Outstandings of a country do not include principal or interest amounts which are supported by written, legally enforceable guarantees by guarantors of other countries or the amounts of outstandings to the extent that they are secured by tangible, liquid collateral held and realizable by MUFG Bank, Mitsubishi UFJ Trust and Banking and their subsidiaries outside the country in which they operate.

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

Loan Concentrations

At March 31, 2018, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by industry of the borrower for each of the five fiscal years ended March 31, 2018:

	Fiscal years ended March 31,
	2014	2015	2016	2017	2018
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,335,987	¥1,094,420	¥1,055,479	¥1,111,130	¥1,182,188
Provision for (reversal of) credit losses	(106,371)	86,998	231,862	253,688	(240,847)
Charge-offs:
Domestic:
Manufacturing	52,579	28,413	50,813	30,549	10,621
Construction	2,985	2,066	1,617	647	789
Real estate	17,124	8,571	1,857	2,318	1,305
Services	13,555	9,447	5,102	5,225	1,867
Wholesale and retail	39,218	37,477	32,910	17,402	20,979
Banks and other financial institutions	243	745	35	—	650
Communication and information services	5,061	3,668	1,173	2,903	1,254
Other industries	3,312	3,158	953	767	29,839
Consumer	27,888	27,148	15,847	22,877	26,786

Total domestic	161,965	120,693	110,307	82,688	94,090
Total foreign	29,133	56,468	88,464	131,070	138,019

Total	191,098	177,161	198,771	213,758	232,109

Recoveries:
Domestic	27,105	22,083	22,357	21,954	22,261
Foreign	10,245	4,412	19,455	21,995	28,849

Total	37,350	26,495	41,812	43,949	51,110

Net charge-offs	153,748	150,666	156,959	169,809	180,999
Others(1)	18,552	24,727	(19,252)	(12,821)	3,782

Allowance for credit losses at end of fiscal year	¥1,094,420	¥1,055,479	¥1,111,130	¥1,182,188	¥764,124

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥207,111	¥184,460	¥267,293	¥416,221	¥387,250

Balance at end of fiscal year	¥184,460	¥267,293	¥416,221	¥387,250	¥303,719

Provision for (reversal of) credit losses	¥(21,727)	¥110,494	¥237,189	¥92,689	¥21,889

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.15%	0.13%	0.13%	0.14%	0.15%

Note:

(1)	Others principally include losses (gains) from foreign exchange translation.

The following table shows an allocation of our allowance for credit losses at March 31 for each of the five fiscal years ended March 31, 2018:

	At March 31,
	2014		2015		2016		2017		2018
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥239,461	10.44%	¥240,013	9.87%	¥321,412	9.88%	¥409,018	9.95%	¥179,799	9.27%
Construction	25,447	0.89	17,318	0.82	9,813	0.74	12,097	0.69	7,934	0.67
Real estate	81,685	9.94	70,423	9.20	31,960	9.08	33,579	9.81	21,062	10.03
Services	69,511	2.44	51,760	2.26	34,430	2.03	42,023	2.15	29,518	2.29
Wholesale and retail	207,281	7.67	164,729	7.04	116,450	6.41	138,119	6.73	99,985	6.81
Banks and other financial institutions	21,110	3.61	30,597	3.65	12,840	4.18	14,732	4.41	7,636	4.11
Communication and information services	20,196	1.31	20,130	1.29	14,371	1.23	13,902	1.38	17,300	1.32
Other industries	59,770	12.20	64,443	10.69	48,870	11.97	25,156	7.50	13,543	7.62
Consumer	177,384	15.30	126,362	14.11	102,351	13.33	106,312	13.92	80,238	13.88
Foreign:
Governments and official institutions	28,599	0.73	25,136	0.89	22,950	0.91	25,098	0.88	751	0.78
Banks and other financial institutions	26,921	8.86	18,325	10.10	24,471	11.09	20,717	11.68	10,452	10.95
Commercial and industrial	119,204	22.20	176,823	24.96	307,050	24.42	263,429	25.55	197,653	26.07
Other	9,736	4.41	47,009	5.12	61,750	4.73	78,006	5.35	94,863	6.20
Unallocated	8,115	—	2,411	—	2,412	—	—	—	3,390	—

Total	¥1,094,420	100.00%	¥1,055,479	100.00%	¥1,111,130	100.00%	¥1,182,188	100.00%	¥764,124	100.00%

Allowance as a percentage of loans	0.99%		0.89%		0.90%		1.00%		0.65%
Allowance as a percentage of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more	53.77%		57.31%		59.29%		63.27%		52.04%

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

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016		2017		2018
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥16,771,050	—%	¥20,034,315	—%	¥22,701,413	—%
Interest-bearing demand deposits	62,669,203	0.03	69,961,568	0.02	76,104,436	0.03
Deposits at notice	1,204,182	0.02	1,704,160	0.00	1,773,780	0.00
Time deposits	40,389,469	0.12	41,782,117	0.08	41,501,996	0.08
Certificates of deposit	6,133,456	0.08	3,708,639	0.02	3,760,848	0.01
Foreign offices:
Non-interest-bearing demand deposits	5,711,170	—	5,636,431	—	5,477,038	—
Interest-bearing deposits, principally time deposits and certificates of deposit	41,066,208	0.68	38,411,021	0.79	41,421,717	1.10

Total	¥173,944,738		¥181,238,251		¥192,741,228

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2016, 2017 and 2018 were ¥799,134 million, ¥886,274 million and ¥882,772 million, respectively.

At March 31, 2018, the balances and remaining maturities of time deposits and certificates of deposit (“CDs”) issued by domestic offices in amounts of ¥10 million (approximately U.S.$94 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 30, 2018) or more and total foreign deposits issued in amounts of U.S.$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥6,159,725	¥2,868,180	¥9,027,905
Over three months through six months	4,642,366	278,375	4,920,741
Over six months through twelve months	9,461,413	156,461	9,617,874
Over twelve months	3,712,550	102,850	3,815,400

Total	¥23,976,054	¥3,405,866	¥27,381,920

Foreign offices			¥22,386,612

VI	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions(1):
Average balance outstanding during the fiscal year	¥35,683,702	¥32,789,499	¥28,052,275
Maximum balance outstanding at any month-end during the fiscal year	39,344,453	32,927,067	28,757,355
Balance at end of fiscal year	29,647,941	25,217,396	28,757,355
Weighted average interest rate during the fiscal year	0.19%	0.31%	0.61%
Weighted average interest rate on balance at end of fiscal year	0.24%	0.27%	0.61%
Due to trust account:
Average balance outstanding during the fiscal year	¥1,162,326	¥3,122,190	¥3,065,511
Maximum balance outstanding at any month-end during the fiscal year	6,338,154	4,099,102	3,386,158
Balance at end of fiscal year	6,338,154	3,335,155	3,386,158
Weighted average interest rate during the fiscal year	0.04%	0.01%	0.00%
Weighted average interest rate on balance at end of fiscal year	0.02%	0.00%	0.00%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥11,030,368	¥6,527,129	¥7,491,384
Maximum balance outstanding at any month-end during the fiscal year	11,875,134	7,969,521	8,705,257
Balance at end of fiscal year	9,357,728	7,969,521	6,881,124
Weighted average interest rate during the fiscal year	0.23%	0.58%	0.92%
Weighted average interest rate on balance at end of fiscal year	0.36%	0.66%	1.29%

Note:

(1)	The table above reflects changes in presentation that were made to long-term repurchase agreements for the fiscal years ended March 31, 2016 and 2017. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2017 and 2018, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “financial statements”) (all expressed in Japanese Yen). In our opinion, the financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the MUFG Group’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 12, 2018, expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the MUFG Group’s management. Our responsibility is to express an opinion on the MUFG Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the MUFG Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 12, 2018

We have served as the MUFG Group’s auditor since 1976.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2017 AND 2018

(in millions)	2017	2018
ASSETS
Cash and due from banks (Note 8)	¥25,682,741	¥32,648,387
Interest-earning deposits in other banks (Notes 8 and 32)	38,327,029	43,209,662
Cash, due from banks and interest-earning deposits in other banks	64,009,770	75,858,049
Call loans and funds sold	704,237	896,360
Receivables under resale agreements (Notes 15 and 32)	8,188,146	5,725,921
Receivables under securities borrowing transactions (Notes 15 and 32)	11,002,724	9,268,756
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,175,242 and ¥6,558,587 in 2017 and 2018) (including ¥14,957,135 and ¥15,007,706 measured at fair value under the fair value option in 2017 and 2018) (Notes 8, 15, 24 and 32)	41,320,049	35,186,689
Investment securities (Notes 3, 8 and 32):
Available-for-sale securities—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥11,133,433 and ¥11,360,089 in 2017 and 2018)	39,090,099	39,504,698
Held-to-maturity securities—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥446,146 and ¥414,857 in 2017 and 2018) (fair value of ¥3,637,751 and ¥3,620,672 in 2017 and 2018)	3,587,321	3,582,941
Other investment securities	556,161	566,610

Total investment securities	43,233,581	43,654,249

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,010,730 and ¥898,186 in 2017 and 2018) (Notes 4 and 8)	118,214,972	117,035,895
Allowance for credit losses (Note 4)	(1,182,188)	(764,124)

Net loans	117,032,784	116,271,771

Premises and equipment—net (Note 5)	994,271	1,013,588
Accrued interest	281,752	324,624
Customers’ acceptance liability	156,208	183,084
Intangible assets—net (Notes 2 and 6)	1,020,359	1,011,119
Goodwill (Notes 2 and 6)	450,143	441,334
Deferred tax assets (Notes 7 and 14)	76,452	68,704
Other assets (Notes 8, 13, 14 and 32)	8,714,543	10,666,064

Total assets	¥297,185,019	¥300,570,312

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 26)
Cash and due from banks	¥186	¥130
Interest-earning deposits in other banks	12,048	23,161
Trading account assets	539,809	477,583
Investment securities	1,637,587	1,952,683
Loans	12,713,190	16,550,107
All other assets	271,041	187,329

Total assets of consolidated VIEs	¥15,173,861	¥19,190,993

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2017 AND 2018

(in millions, except shares)	2017	2018
LIABILITIES AND EQUITY
Deposits (Notes 8 and 9):
Domestic offices:
Non-interest-bearing	¥23,098,886	¥24,406,759
Interest-bearing	121,741,545	125,195,310
Overseas offices:
Non-interest-bearing	6,387,219	5,455,677
Interest-bearing	39,173,973	40,616,847

Total deposits	190,401,623	195,674,593

Call money and funds purchased (Notes 8 and 10)	1,974,977	2,452,543
Payables under repurchase agreements (Notes 8, 15 and 16)	17,693,415	18,134,594
Payables under securities lending transactions (Notes 8, 15 and 16)	5,549,004	8,170,218
Due to trust account (Note 11)	3,335,155	3,386,158
Other short-term borrowings (including ¥112,424 and ¥264,783 measured at fair value under the fair value option in 2017 and 2018) (Notes 8, 12 and 32)	7,969,521	6,881,124
Trading account liabilities (Notes 15, 24 and 32)	18,790,133	12,222,331
Obligations to return securities received as collateral (Notes 15, 16 and 32)	3,516,232	3,176,962
Bank acceptances outstanding	156,208	183,084
Accrued interest	147,351	165,921
Long-term debt (including ¥377,423 and ¥333,985 measured at fair value under the fair value option in 2017 and 2018) (Notes 8, 12 and 32)	26,131,527	27,069,556
Other liabilities (Notes 1, 7, 8, 13, 14 and 27)	6,755,165	7,407,413

Total liabilities	282,420,311	284,924,497

Commitments and contingent liabilities (Notes 25 and 27)
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 14,168,853,820 shares and 13,900,028,020 shares in 2017 and 2018, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	5,956,644	5,740,165
Retained earnings (Notes 19 and 36):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,931,612	4,945,733
Accumulated other comprehensive income, net of taxes (Note 20)	2,281,423	2,477,315
Treasury stock, at cost—739,564,216 common shares and 737,772,882 common shares in 2017 and 2018	(513,988)	(522,872)

Total Mitsubishi UFJ Financial Group shareholders’ equity	13,985,532	14,970,182
Noncontrolling interests (Note 21)	779,176	675,633

Total equity	14,764,708	15,645,815

Total liabilities and equity	¥297,185,019	¥300,570,312

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 26)
Other short-term borrowings	¥22,044	¥28,451
Long-term debt	547,971	510,948
All other liabilities	49,447	84,040

Total liabilities of consolidated VIEs	¥619,462	¥623,439

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(in millions)	2016	2017	2018
Interest income:
Loans, including fees (Note 4)	¥2,054,338	¥2,023,649	¥2,271,219
Deposits in other banks	82,654	78,735	126,608
Investment securities:
Interest	254,214	235,638	198,715
Dividends	133,828	135,506	145,186
Trading account assets	422,080	455,860	432,595
Call loans and funds sold	10,450	11,023	10,808
Receivables under resale agreements and securities borrowing transactions	48,174	50,356	73,885

Total	3,005,738	2,990,767	3,259,016

Interest expense:
Deposits	350,335	347,430	514,868
Call money and funds purchased	8,802	1,791	5,248
Payables under repurchase agreements and securities lending transactions	58,497	100,796	165,512
Due to trust account	505	207	109
Other short-term borrowings and trading account liabilities	54,572	61,137	93,535
Long-term debt	271,653	258,278	249,483

Total	744,364	769,639	1,028,755

Net interest income	2,261,374	2,221,128	2,230,261
Provision for (reversal of) credit losses (Note 4)	231,862	253,688	(240,847)

Net interest income after provision for (reversal of) credit losses	2,029,512	1,967,440	2,471,108

Non-interest income:
Fees and commissions income (Note 28)	1,475,872	1,414,893	1,462,792
Foreign exchange gains (losses)—net (Note 29)	192,086	(134,885)	(49,561)
Trading account profits (losses)—net (Notes 29 and 32)	276,654	(639,184)	(73,114)
Investment securities gains—net (Note 3)(1)	232,259	281,158	286,903
Equity in earnings of equity method investees—net (Note 14)	176,857	197,821	227,984
Gains on sales of loans (Note 4)	12,293	13,286	16,109
Other non-interest income (Note 21)	41,669	63,617	63,978

Total	2,407,690	1,196,706	1,935,091

Non-interest expense:
Salaries and employee benefits (Note 13)	1,158,896	1,096,797	1,099,493
Occupancy expenses—net (Notes 5 and 27)	182,782	176,819	179,100
Fees and commissions expenses	285,387	273,675	297,847
Outsourcing expenses, including data processing	244,734	258,345	276,236
Depreciation of premises and equipment (Note 5)	99,680	99,774	96,180
Amortization of intangible assets (Note 6)	237,342	227,942	234,376
Impairment of intangible assets (Note 6)	117,726	5,803	21,900
Insurance premiums, including deposit insurance	91,854	91,881	91,847
Communications	58,314	55,274	58,067
Taxes and public charges	93,734	94,047	90,210
Impairment of goodwill (Note 6)	333,719	6,638	—
Provision for (reversal of) off-balance sheet credit instruments	(185)	106,556	(96,054)
Other non-interest expenses (Notes 4, 5, 21 and 27)	370,549	398,052	395,178

Total	3,274,532	2,891,603	2,744,380

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(in millions, except per share amount)	2016	2017	2018
Income before income tax expense	1,162,670	272,543	1,661,819
Income tax expense (Note 7)	369,432	94,453	407,823

Net income before attribution of noncontrolling interests	793,238	178,090	1,253,996
Net income (loss) attributable to noncontrolling interests (Note 21)	(9,094)	(24,590)	25,836

Net income attributable to Mitsubishi UFJ Financial Group	¥802,332	¥202,680	¥1,228,160

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥802,332	¥202,680	¥1,228,160

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 23):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥57.78	¥14.93	¥92.40
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	57.51	14.68	92.10
Cash dividend per common share	18.00	18.00	18.00
Weighted average common shares outstanding	13,886	13,574	13,292
Weighted average diluted common shares outstanding	13,903	13,585	13,293
(1) The following credit losses are included in Investment securities gains—net:

(in millions)	2016	2017	2018
Decline in fair value	¥937	¥706	¥99
Other comprehensive income—net	26	35	15

Total credit losses	¥963	¥741	¥114

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(in millions)	2016	2017	2018
Net income before attribution of noncontrolling interests	¥793,238	¥178,090	¥1,253,996
Other comprehensive income (loss), net of tax (Note 20):
Net unrealized gains (losses) on investment securities	(249,781)	12,961	230,308
Net debt valuation adjustments (Note 14)	3,505	(8,552)	(2,178)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	1,808	(13,245)	(7,025)
Defined benefit plans (Note 13)	(131,493)	103,572	109,838
Foreign currency translation adjustments	(356,677)	(143,210)	(104,778)

Total	(732,638)	(48,474)	226,165

Comprehensive income	60,600	129,616	1,480,161
Net income (loss) attributable to noncontrolling interests	(9,094)	(24,590)	25,836
Other comprehensive income (loss) attributable to noncontrolling interests	27,773	(24,765)	1,320

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥41,921	¥178,971	¥1,453,005

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(in millions, except per share amount)	2016	2017	2018
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270

Balance at end of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270

Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,959,626	¥5,958,929	¥5,956,644
Stock-based compensation (Note 33)	1,002	(1,856)	315
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	—	—	(34,751)
Retirement of common stock	—	—	(190,054)
Other—net	(1,699)	(429)	8,011

Balance at end of fiscal year	¥5,958,929	¥5,956,644	¥5,740,165

Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥3,424,864	¥3,980,257	¥3,931,612
Net income attributable to Mitsubishi UFJ Financial Group	802,332	202,680	1,228,160
Cash dividends:
Common stock—¥18.00 per share in 2016, 2017 and 2018	(251,342)	(246,338)	(240,497)
Losses on sales of shares of treasury stock	(1,182)	(1,114)	(8)
Effect of adopting new guidance by a foreign affiliated company	5,585 (1)	—	(2,605	)(2)
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	—	(3,873)	—
Effect of adopting new guidance on reclassification of certain tax effets (Note 1)	—	—	29,071

Balance at end of fiscal year (Note 36)	¥3,980,257	¥3,931,612	¥4,945,733

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(in millions)	2016		2017	2018
Accumulated other comprehensive income, net of taxes:
Balance at beginning of fiscal year	¥3,067,255		¥2,301,259	¥2,281,423
Net change during the fiscal year	(760,411)		(23,709)	224,845
Effect of adopting new guidance by a foreign affiliated company	(5,585	)(1)	—	118
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	—		3,873	—
Effect of adopting new guidance on reclassification of certain tax effects (Note 1)	—		—	(29,071)

Balance at end of fiscal year	¥2,301,259		¥2,281,423	¥2,477,315

Treasury stock, at cost:
Balance at beginning of fiscal year	¥(102,521)		¥(299,661)	¥(513,988)
Purchases of shares of treasury stock (Notes 17 and 18)	(200,053)		(217,803)	(201,102)
Sales of shares of treasury stock	2,829		3,491	2,098
Retirement of common stock	—		—	190,054
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	84		(15)	66

Balance at end of fiscal year	¥(299,661)		¥(513,988)	¥(522,872)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,270,625		¥13,985,532	¥14,970,182

Noncontrolling interests:
Balance at beginning of fiscal year	¥602,276		¥577,642	¥779,176
Initial subscriptions of noncontrolling interests (Note 2)	28,246		112,644	48,828
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	8,658		113,878	(120,216)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(54,238)		(563,918)	(22,556)
Decrease in noncontrolling interests related to disposition of subsidiaries	(120)		(1,026)	—
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	—		—	(15,390)
Net income (loss) attributable to noncontrolling interests	(9,094)		(24,590)	25,836
Dividends paid to noncontrolling interests	(30,255)		(6,842)	(21,675)
Other comprehensive income (loss), net of taxes	27,773		(24,765)	1,320
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	—		595,982	—
Other—net	4,396		171	310

Balance at end of fiscal year	¥577,642		¥779,176	¥675,633

Total equity	¥14,848,267		¥14,764,708	¥15,645,815

Notes:

(1)	The effect resulted from the early adoption of certain provisions of new accounting guidance on “Recognition and Measurement of Financial Assets and Financial Liabilities”. See Note 14 for more information.
(2)	The effect mainly resulted from the adoption of new accounting guidance on “Targeted Improvements to Accounting for Hedging Activities”. See Note 14 for more information.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(in millions)	2016(1)	2017(1)	2018
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥793,238	¥178,090	¥1,253,996
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	337,022	327,716	330,556
Impairment of goodwill (Note 6)	333,719	6,638	—
Impairment of intangible assets (Note 6)	117,726	5,803	21,900
Provision for (reversal of) credit losses (Note 4)	231,862	253,688	(240,847)
Employee benefit cost (income) for severance indemnities and pension plans (Note 13)	17,441	20,274	(7,955)
Investment securities gains—net	(232,259)	(281,158)	(286,903)
Amortization of premiums on investment securities	133,534	95,091	118,863
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 32)	(13,867)	103,845	(13,456)
Foreign exchange gains—net	(358,858)	(136,976)	(208,398)
Equity in earnings of equity method investees—net (Note 2)	(176,857)	(197,821)	(227,984)
Provision (benefit) for deferred income tax expense	(60,945)	(212,368)	120,595
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(1,718,145)	42,609	5,653,904
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	4,351,881	521,093	(6,433,948)
Increase (decrease) in unearned income, unamortized premiums and deferred loan fees	18,999	(20,476)	(35,857)
Decrease (increase) in accrued interest receivable and other receivables	(43,962)	49,783	(172,599)
Increase in accrued interest payable and other payables	104,487	66,419	153,365
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	9,856	(81,083)	1,212
Increase (decrease) in allowance for repayment of excess interest	10,933	(7,790)	(15,658)
Net decrease (increase) in collateral for derivative transactions	539,852	(276,476)	259,287
Increase in cash collateral for the use of Bank of Japan’s settlement infrastructure	—	(207,498)	(643,568)
Other—net	(219,462)	441,026	(190,341)

Net cash provided by (used in) operating activities	4,176,195	690,429	(563,836)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities (including proceeds from securities under the fair value option) (Note 3)	59,737,908	39,097,727	33,359,364
Proceeds from maturities of Available-for-sale securities (including proceeds from securities under the fair value option) (Note 3)	29,412,596	26,685,532	40,011,886
Purchases of Available-for-sale securities (including purchases of securities under the fair value option) (Note 3)	(88,088,620)	(56,306,531)	(73,770,878)
Proceeds from maturities of Held-to-maturity securities	949,592	810,838	1,085,603
Purchases of Held-to-maturity securities	(817,350)	(632,116)	(1,156,122)
Proceeds from sales and redemption of Other investment securities	108,615	18,539	12,807
Purchases of Other investment securities	(88,001)	(10,242)	(19,619)
Acquisition of Alternative Fund Services, a business of TB, net of cash acquired (Note 2)	221,169	—	—
Acquisition of MUFG Capital Analytics LLC (formerly Capital Analytics II LLC), a subsidiary of TB, net of cash acquired (Note 2)	—	(4,154)	—
Purchase of common stock and preferred stock investment in Security Bank Corporation, an equity method investee of BK (Note 2)	—	(91,993)	—
Acquisition of MUFG Investor Services (US) (formerly Rydex Fund Services, LLC), a subsidiary of TB, net of cash acquired (Note 2)	—	(17,175)	—
Purchase of common stock in Hitachi Capital Corporation, an equity method investee of MUFG (Note 2)	—	(91,877)	—
Acquisition of Hattha Kaksekar Limited, a subsidiary of Krungsri, net of cash acquired (Note 2)	—	(556)	—
Net decrease (increase) in loans	(8,118,108)	2,514,824	(169,478)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(1,928,024)	(6,971,016)	4,187,093
Proceeds from sales of premises and equipment	37,828	32,512	12,211
Capital expenditures for premises and equipment	(140,651)	(116,786)	(159,003)
Purchases of intangible assets	(221,264)	(237,253)	(239,755)
Proceeds from sales and dispositions of investments in equity method investees	35,666	66,729	39,710
Proceeds from sales of consolidated VIEs and subsidiaries—net	207,229	244,476	122,962
Other—net	(77,313)	(151,078)	(72,765)

Net cash provided by (used in) investing activities	(8,768,728)	4,840,400	3,244,016

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

(in millions)	2016	2017	2018
Cash flows from financing activities:
Net increase in deposits	12,400,034	10,902,923	5,720,011
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(2,716,018)	(2,790,342)	3,963,120
Net increase (decrease) in due to trust account	4,727,162	(3,002,999)	51,003
Net decrease in other short-term borrowings	(1,955,867)	(1,221,838)	(957,705)
Proceeds from issuance of long-term debt	5,919,214	12,265,629	6,671,031
Repayments of long-term debt	(3,726,410)	(6,641,722)	(5,485,894)
Proceeds from sales of treasury stock	15	256	1,316
Payments for acquisition of treasury stock (Note 18)	(200,053)	(217,803)	(201,102)
Payments for acquisition of shares of certain subsidiaries from noncontrolling interest shareholders	(4,398)	(1,612)	(318)
Payments for acquisition of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholders (Note 2)	—	—	(50,000)
Dividends paid	(251,448)	(246,345)	(240,514)
Dividends paid by subsidiaries to noncontrolling interests	(30,255)	(6,842)	(21,675)
Other—net	6,703	105,995	(87,067)

Net cash provided by financing activities	14,168,679	9,145,300	9,362,206

Effect of exchange rate changes on cash and cash equivalents	(625,002)	(334,793)	(188,149)

Net increase in cash and cash equivalents	8,951,144	14,341,336	11,854,237

Cash and cash equivalents at beginning of fiscal year	40,726,739	49,677,883	64,019,219
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	49,673,901	64,009,770	75,858,049
Restricted cash included in other assets	3,982	9,449	15,407

Cash and cash equivalents at end of fiscal year	¥49,677,883	¥64,019,219	¥75,873,456

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥755,739	¥779,239	¥1,040,337
Income taxes, net of refunds	406,287	373,887	265,225
Non-cash investing and financing activities:
Assets acquired under capital lease arrangements	4,831	7,065	7,111
Acquisition of Alternative Fund Services, a business of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	121,242	—	—
Fair value of liabilities assumed	342,411	—	—
Adoption of new guidance on consolidation of certain variable interest entities (Note 26):
Increase in total assets, excluding cash and cash equivalents	—	598,236	—
Increase in total liabilities	—	32,254	—
Increase in noncontrolling interests	—	595,982	—
Acquisition of MUFG Capital Analytics LLC, a subsidiary of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	5,038	—
Fair value of liabilities assumed	—	884	—
Acquisition of MUFG Investor Services (US), LLC, a subsidiary of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	17,847	—
Fair value of liabilities assumed	—	672	—
Acquisition of Hattha Kaksekar Limited, a subsidiary of Krungsri (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	54,186	—
Fair value of liabilities assumed	—	53,630	—

Note:

(1)	The MUFG Group early adopted new guidance on restricted cash retrospectively in the second half of the fiscal year ended March 31, 2018, and prior year amounts were revised. See Note 1 for further information.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd., “MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings” or “SCHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 30 for more information by business segment.

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

Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2016, 2017 and 2018, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in an increase of ¥1.34 billion, an increase of ¥10.22 billion, and a decrease of ¥10.76 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2016, 2017 and 2018 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2016, 2017 and 2018.

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

Cash Flows—For the purposes of reporting cash flows, cash and cash equivalents consist of Cash and due from banks, Interest-earning deposits in other banks, and certain restricted cash included in Other assets. Restricted cash included in cash and cash equivalents represents cash or deposits subject to withdrawal or usage restrictions, and mainly consist of reserves on deposits with the Bank of Japan and similar reserves required for foreign offices and subsidiaries engaged in banking businesses in foreign countries. Cash flows from qualified hedging activities are classified in the same category as the items being hedged.

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

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2016, 2017 and 2018, there were no such transactions accounted for as sales or purchases.

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

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings Corporation (“MUFG Americas Holdings ” or “MUAH”), and Bank of Ayudhya Public Company Limited (“Krungsri”) based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk.

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

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, and Krungsri segments, and six months or more with respect to loans within the Residential segment. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income.

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

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year ended March 31, 2018, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

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

The allocated allowance for loans individually evaluated for impairment represents the impairment allowance determined in accordance with the guidance on accounting by creditors for the impairment of a loan. The factors considered by management in determining impairment are the internal credit rating assigned to each borrower which represents the borrower’s creditworthiness determined based on payment status, the number of delinquencies, and the probability of collecting principal and interest payments when due. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

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

Loans that have been modified into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the original effective interest rate of the loans prior to modification.

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

Loans that have been modified into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the original effective interest rate of the loans prior to modification.

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

Loans that have been modified into a TDR are treated as impaired loans, and the allowance for credit losses is determined using the discounted cash flow method whereby the estimated future cash flows are discounted using the original effective interest rate of the loans prior to modification.

In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the amount of loans is generally fully charged off.

MUFG Americas Holdings segment

In the MUFG Americas Holdings segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for loans individually evaluated for impairment, the formula allowance, the allocated allowance for large groups of smaller-balance homogeneous loans, and the unallocated allowance.

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

Loans that have been modified into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by using the discounted cash flow method whereby the estimated future cash flows are discounted using the original effective interest rate of the loans prior to modification.

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

Loans that have been modified into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by using the discounted cash flow method whereby the estimated future cash flows are discounted using the original effective interest rate of the loans prior to modification.

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

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking apply the declining-balance method in depreciating their premises and equipment, while other subsidiaries mainly apply the straight-line method, at rates principally based on the following estimated useful lives:

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

Stock-Based Compensation—MUFG and certain of its subsidiaries have a stock compensation-type stock option plan (“Stock Option Plan”) for directors (excluding outside directors and directors serving as audit committee members), corporate executives, executive officers and senior fellows (collectively, “officers”). Compensation costs under the Stock Option Plan are recognized based on the grant date fair value of the stock option (“Stock Acquisition Rights”) over the period during officers are required to provide service in accordance with the terms of the plan. MUFG and certain of its subsidiaries also have performance-based stock compensation plan (“the Board Incentive Plan”). The awards granted under the Board Incentive Plan are classified as either liability for the part of award which are provided to officers in cash or equity for the part of award which are provided to officers in the common shares of MUFG. Compensation costs are recognized over the requisite service period for the entire awards. For awards classified as liability, compensation costs are measured based on the fair value calculated by the quoted price of common shares of MUFG at the date of fiscal year-end and remeasured at the end of each reporting period. Changes in quoted prices of common shares of MUFG between the date of grant and the settlement of awards are recognized in the period which the changes occur. For awards classified as equity, compensation costs are measured based on the grant date fair value by the quoted price of the common shares of MUFG for employees or the fair value as of earlier of the date the performance commitment is reached or the date of completion of officers’ performance for nonemployees. See Note 33 for further discussion of stock-based compensation plans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2016 and 2017 to conform to the presentation for the fiscal year ended March 31, 2018. These reclassifications and format changes include 1) the presentation of “Increase in cash collateral for use of Bank of Japan’s settlement infrastructure” as a separate line item which had previously been included within the “Other-net” line in cash flows from operating activities in the consolidated statements of cash flows and 2) the reclassifications of long-term repurchase agreements from “Long-term debt” to “Payables under repurchase agreements” in the consolidated balance sheets, the related interest expense from “Long-term debt” to “Payables under repurchase agreements and securities lending transactions” within interest expense in the consolidated statements of income, and the related cash flows from “Proceeds from issuance of long-term debt” and “Repayments of long-term debt” to “Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions” in cash flows from financing activities in the consolidated statements of cash flows. These reclassifications and format changes did not result in a change to previously reported financial positions, results of operations and cash flows. In addition, certain reclassifications and format changes were made to notes to the consolidated financial statements. See Notes 12, 31 and 32 for these changes in notes.

Accounting Changes

Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships—In March 2016, the Financial Accounting Standards Board (“FASB”) issued new guidance which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2017, and there was no material impact on its financial position and results of operations.

Contingent Put and Call Options in Debt Instruments—In March 2016, the FASB issued new guidance which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under this guidance is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence, and does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2017, and there was no material impact on its financial position and results of operations.

Simplifying the Transition to the Equity Method of Accounting—In March 2016, the FASB issued new guidance which eliminates the requirement for retrospective application of the equity method and instead requires investors to apply the equity method prospectively from the date on which significant influence is obtained. This guidance also requires the equity method investor to add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest, and recognize through earnings the unrealized holding gain or loss of an available-for-sale equity security at the date on which that equity security becomes qualified for use of the equity method, if applicable. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The MUFG Group adopted this guidance on April 1, 2017, and there was no material impact on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Improvements to Employee Share-Based Payment Accounting—In March 2016, the FASB issued new guidance which amends several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under this guidance, an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The MUFG Group adopted this guidance on April 1, 2017, and elected to account for forfeitures as they occur, which represents a change from the previous requirement to estimate forfeitures when recognizing compensation expense. There was no material impact on its financial position and results of operations.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income—In February 2018, the FASB issued new guidance which allows a reclassification from Accumulated OCI to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. This guidance also requires certain disclosures about stranded tax effects. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period, for which financial statements have not yet been issued. The MUFG Group early adopted this guidance and elected to reclassify ¥29,071 million from Accumulated OCI to retained earnings in the fiscal year ended March 31, 2018.

Restricted Cash—In November 2016, the FASB issued new guidance which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance also requires an entity to disclose how the statement of cash flows reconciles to the balance sheet when cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents are presented in more than one line item within the balance sheet, and information about the nature of the restrictions on its cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group early adopted this guidance in the second half of the fiscal year ended March 31, 2018 retrospectively. The adoption of the guidance resulted in reclassification of restricted cash balances into cash and cash equivalents on the consolidated statements of cash flows. In addition, the MUFG Group included cash and due from banks and interest-earning deposits in other banks in cash and cash equivalents in the consolidated statements of cash flows, resulting in interest-earning deposits in other banks no longer being reflected in investing activities. Upon adoption, the MUFG Group recorded a decrease of ¥(4,845) million and an increase of ¥5,235 million in Net cash provided by (used in) operating activities for the fiscal year ended March 31, 2016 and 2017, respectively, and an increase of ¥4,226,248 million and a decrease of ¥(2,407,935) million in Net cash provided by (used in) investing activities for the fiscal year ended March 31, 2016 and 2017, respectively.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued further guidance related to the principal-versus-agent assessment which requires an entity to determine the nature of the promise to the customer by identifying each specified good or service to be provided and assessing whether an entity controls each specified good or service before that good or service is transferred to the customer. In addition, in April 2016, the FASB issued guidance clarifying certain aspects of identification of promised goods or services and provides implementation guidance on licensing of intellectual property. Furthermore, in May 2016, the FASB issued guidance which amends the guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and contract modifications and completed contracts at transition, and on disclosure around transition. In December 2016, the FASB issued additional guidance which amends the new revenue standard to clarify certain aspects, including the scope and disclosure requirements. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The guidance does not apply to revenue relating to financial instruments, including trading account assets, investment securities, and loans that are accounted for in accordance with other applicable guidance. The MUFG Group adopted the guidance on April 1, 2018 using the modified retrospective method. The MUFG Group assessed the impact of the new guidance by evaluating its contracts, identifying the related performance obligations, determining when the performance obligations were satisfied, and determining the amount of revenue to recognize. As a result of this analysis, the adoption of this guidance does not have a material impact on its consolidated financial position and result of operations. The MUFG Group is currently developing the quantitative and qualitative disclosures required by the guidance.

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued new guidance which requires equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in fair value recognized in net income. However, for equity investments that do not have readily determinable fair values, the fair value may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, and the impairment assessment is simplified by performing a qualitative assessment to identify impairments. For financial liabilities which were elected to measure at fair value in accordance with the fair value option, this guidance also requires an entity to present separately in other comprehensive income the position of the changes in the fair value of financial liabilities resulting from a change in the instrument-specific credit risk. In addition, this guidance eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, and clarifies, for disclosure purposes, the requirement for the use of an exit price notion in the determination of the fair value of financial instruments measured at amortized cost. This guidance also clarifies that an entity must evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted except for the amendments related to the accounting for financial liabilities under the fair value option. As a result of adopting this new guidance, the MUFG Group estimates an increase in the beginning balance of retained earnings as of April 1, 2018 of ¥2,710 billion, with a corresponding decrease in Accumulated OCI on equity investments at fair value, net of taxes. Other amendments required under the new guidance are not expected to have a material impact on the MUFG Group’s consolidated financial statements.

Leases—In February 2016, the FASB issued new guidance which requires that lessees recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The accounting applied by lessors is largely unchanged, but the accounting model for leveraged leases is not retained for leases that commence after the effective date of this guidance. This guidance also requires entities to provide qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MUFG Group will continue to evaluate what effect this guidance will have on its financial statements and related disclosures. The MUFG Group expects a gross-up on its consolidated balance sheet as a result of the adoption of this guidance, recognizing lease liabilities and right-of-use assets, although the extent of such a gross-up is under evaluation. The MUFG Group is in the technology development phase of this project to support the ongoing lessee accounting required under the new guidance. The MUFG Group’s implementation efforts include reviewing its existing lease contracts and service contracts that may include embedded leases.

Recognition of Breakage for Certain Prepaid Stored-Value Products—In March 2016, the FASB issued new guidance which clarifies that liabilities related to the sale of certain prepaid stored-value products are financial liabilities. The guidance also provides a narrow scope exception to the guidance on extinguishments of liabilities to require that breakage for those liabilities be accounted for consistent with the breakage model required by the guidance on revenue from contracts with customers for non-financial liabilities. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MUFG Group is currently evaluating what effect the guidance above will have on its consolidated financial statements and related disclosures. The MUFG Group’s implementation efforts include identifying key interpretive issues and assessing existing credit forecasting models and processes against this guidance to determine what modifications may be required.

Classification of Certain Cash Receipts and Cash Payments—In August 2016, the FASB issued new guidance which provides specific guidance on eight cash flow classification issues to reduce diversity in practice. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. Since this guidance only impacts classification in the statement of cash flows, adoption will not affect the MUFG Group’s consolidated statements of income or consolidated balance sheets. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intra-Entity Transfers of Assets Other Than Inventory—In October 2016, the FASB issued new guidance which simplifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Under current U.S. GAAP, the recognition of current and deferred income taxes for an intra-entity asset transfer is prohibited until the asset has been sold to an outside party. This guidance eliminates this exception for all intra-entity sales of assets other than inventory. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures.

Clarifying the Definition of a Business—In January 2017, the FASB issued new guidance which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, an integrated set of assets and activities is not a business. This guidance also requires that to be considered a business, an integrated set of assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, provides a framework to evaluate whether both an input and a substantive process are present, and removes the current requirement to assess if a market participant could replace any missing elements. Furthermore, this guidance narrows the definition of outputs so that the term is consistent with how outputs are described in the new revenue standard. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. Early application is permitted for transactions that occur in a period for which financial statements have not been issued. The impact of this guidance will depend on the MUFG Group’s acquisition and disposal activities after adoption.

Simplifying the Test for Goodwill Impairment—In January 2017, the FASB issued new guidance which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. This guidance eliminates Step 2 and instead requires an entity to perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. This guidance also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test, and instead requires the disclosure of the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets. This guidance is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets—In February 2017, the FASB issued new guidance which clarifies the scope of the guidance on derecognition of nonfinancial assets and provides guidance on the accounting for partial sales of nonfinancial assets. This guidance defines an in substance nonfinancial asset, unifies guidance related to partial sales of nonfinancial assets, eliminates rules specifically addressing sales of real estate, removes exceptions to the financial asset derecognition model, and clarifies the accounting for contributions of nonfinancial assets to joint venture. The effective date and early adoption of this guidance will be the same as the effective date and early adoption of the new revenue standard, which is not yet effective. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost—In March 2017, the FASB issued new guidance which requires that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. This guidance also allows only the service cost component to be eligible for capitalization when applicable. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

Premium Amortization on Purchased Callable Debt Securities—In March 2017, the FASB issued new guidance which shortens the amortization period for certain callable debt securities held at a premium, specifically requiring the premium to be amortized to the earliest call date. This guidance does not require an accounting change for securities held at a discount, and the discount continues to be amortized to maturity. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Scope of Modification Accounting—In May 2017, the FASB issued new guidance which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under this guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for which financial statements have not yet been issued. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures.

Targeted Improvements to Accounting for Hedging Activities—In August 2017, the FASB issued new guidance which better aligns an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, this guidance expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition, this guidance includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. This guidance also modifies the requirement to disclose the effect on the income statement of fair value and cash flow hedges, eliminates the requirement to disclose the ineffective portion of the change in fair value of hedging instruments, and requires new tabular disclosures related to cumulative basis adjustments for fair value hedges. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted in any interim period after issuance of this guidance. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Improvements to Nonemployee Share-Based Payment Accounting—In June 2018, the FASB issued new guidance which largely aligns the accounting for share-based payment awards issued to employees and nonemployees. Under this guidance, equity-classified share-based payment awards issued to nonemployees are measured at the grant date, instead of the previous requirement to measure the awards at the earlier of the date at which the performance commitment is reached or the date of performance completion. For awards issued to nonemployees with performance conditions, compensation cost associated with the awards is recognized when achievement of the performance condition is probable, instead of the previous requirement to recognize the costs

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based on the lowest aggregate fair value. This guidance also eliminates the previous requirement to reassess the classification for certain nonemployee awards upon vesting. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of the new revenue standard. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

2.	BUSINESS DEVELOPMENTS

Mitsubishi UFJ Fund Services’s Acquisition of UBS Global Asset Management’s Alternative Fund Services Business

On December 11, 2015, Mitsubishi UFJ Fund Services Holdings Limited (“Mitsubishi UFJ Fund Services”), a global asset servicing subsidiary of Mitsubishi UFJ Trust and Banking, acquired the alternative fund services business of UBS Global Asset Management for ¥24,601 million in cash, and thereby recorded goodwill of ¥2,732 million and intangible assets of ¥7,622 million. UBS Global Asset Management is a global fund administrator providing professional services for hedge funds, funds of hedge funds, private equity funds and real estate structures. Mitsubishi UFJ Fund Services has focused on strengthening its operational abilities, to further improve the quality of services, and to expand its global network through acquisitions and investments. The purpose of this acquisition is to enhance the MUFG Group’s competitiveness and scale of operations in the global fund administration market with the aim to be a global industry-leading fund administrator. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the fiscal year ended March 31, 2017, no measurement period adjustments were applied to the acquisition date fair values, resulting in no change in goodwill and intangible assets.

MUFG Bank’s Acquisition of Security Bank Corporation’s shares

On April 1, 2016, MUFG Bank acquired newly issued common shares and preferred shares with voting rights of Security Bank Corporation (“Security Bank”), representing in the aggregate approximately 20.0% of Security Bank’s equity interest for ¥91,993 million. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. Considering both MUFG Bank’s ownership of the common stock and preferred stock and representation on the board of directors, the MUFG Group has determined that MUFG Bank has the ability to exercise significant influence over the operating and financial policies of Security Bank and applied the equity method of accounting for its investment.

Mitsubishi UFJ Trust and Banking’s Acquisition of Capital Analytics II LLC

On April 30, 2016, Mitsubishi UFJ Trust and Banking acquired 100% ownership of Capital Analytics II LLC for ¥4,494 million in cash, and thereby recorded goodwill of ¥2,858 million and intangible assets of ¥1,388 million. Capital Analytics II LLC is an overseas fund management company that mainly provides fund administration services for private equity funds. The purpose of this acquisition is to meet the diversified global fund administration needs of its Japanese and overseas customers through the utilization of Capital Analytics II LLC’s unparalleled operational expertise and the MUFG Group’s extensive network. Upon conclusion of the acquisition, Capital Analytics II LLC was renamed MUFG Capital Analytics LLC. During the fiscal year ended March 31, 2017, measurement period adjustments were applied to the acquisition date fair values, which decreased goodwill by ¥115 million.

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

MUFG’s Acquisition of Hitachi Capital Corporation’s shares

On October 3, 2016, MUFG acquired 23.0% of the common shares of Hitachi Capital Corporation (“Hitachi Capital”) for ¥91,877 million from Hitachi, Ltd. Considering both MUFG’s ownership of the common stock and representation on the board of directors, the MUFG Group has determined that MUFG has the ability to exercise significant influence over the operating and financial policies of Hitachi Capital and applied the equity method of accounting for its investment.

Mitsubishi UFJ Trust and Banking’s Acquisition of Rydex Fund Services, LLC

On October 4, 2016, Mitsubishi UFJ Trust and Banking acquired 100% ownership of Rydex Fund Services, LLC for ¥17,431 million in cash, and thereby recorded goodwill of ¥5,232 million and intangible assets of ¥11,507 million. Rydex Fund Services, LLC is an overseas fund management company that mainly provides fund administration services for funds established under the 1940 Investment Companies Act of the United States. The purpose of this acquisition is to meet the diversified global fund administration needs of its Japanese and overseas customers through the utilization of Rydex Fund Services, LLC’s unparalleled operational expertise and the MUFG Group’s extensive network. Upon conclusion of the acquisition, Rydex Fund Services, LLC was renamed MUFG Investor Services (US), LLC.

Mitsubishi UFJ NICOS Became a Wholly-Owned Subsidiary

On May 15, 2017, MUFG and its subsidiary Mitsubishi UFJ NICOS entered into a share exchange agreement for MUFG to acquire the remaining 15.02% ownership of Mitsubishi UFJ NICOS by agreeing, on October 2, 2017, to pay ¥50,000 million cash to the only holder of Mitsubishi UFJ NICOS common stock other than MUFG. The transaction was accounted for as a non-cancellable forward purchase contract. Accordingly, a liability of ¥50,000 million was recognized in Other liabilities on the accompanying consolidated balance sheet with a corresponding reduction in Noncontrolling interests of ¥15,390 million and Capital surplus of ¥34,751 million, and an increase in Accumulated OCI, net of taxes of ¥141 million. On October 2, 2017, MUFG settled Other liabilities of ¥50,000 million. The purpose of making a wholly-owned subsidiary is to effect a shift in posture enabling a more flexible response to changes in the business environment and the swift pursuit of group synergies.

Acquisition of shares in Bank Danamon in Indonesia

On December 26, 2017, MUFG Bank entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other affiliated entities (the “Sellers”) to acquire their 73.8% equity interests in an Indonesian bank, PT Bank Danamon Indonesia, Tbk. (“Danamon”), subject to applicable regulatory approvals.

Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Danamon provides banking and financial products and services to consumer, micro-finance, small and medium enterprise (“SME”) and corporate customers, with a network of around 1,800 offices in Indonesia.

MUFG Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s growing economy as well as local companies

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

seeking to expand into the region. This investment is also expected to strategically allow MUFG Bank to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia.

This strategic investment by MUFG Bank will be executed through three steps (the “Proposed Transaction”), and the completion of the Proposed Transaction will result in MUFG Bank becoming the largest shareholder in Danamon and Danamon becoming a consolidated subsidiary of MUFG Bank.

In Step 1, MUFG Bank acquired an initial 19.9% equity interest in Danamon from the Sellers on December 29, 2017, based on a price of IDR 8,323 (approximately ¥70(1)) per share, for an investment amount of IDR 15,875 billion (approximately ¥133 billion(1)). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017 with certain adjustments applied. AFI continues to be the majority shareholder in Danamon after closing of Step 1. MUFG Bank classified Danamon’s equity securities as Available-for-sale securities.

In Step 2, MUFG Bank is expected to acquire an additional 20.1% to increase its equity interest in Danamon to 40% with regulatory approvals and other relevant approvals. This step is expected to close by September 2018. The price for Danamon’s shares in Step 2 will be based on a similar approach to Step 1.

In Step 3, upon completion of Step 2, MUFG Bank intends to seek the necessary approvals to increase its equity interest in Danamon beyond the 40%, and this will provide an opportunity for all other existing Danamon shareholders to either remain as shareholders or receive cash from MUFG Bank. With the closing of Step 3, MUFG Bank’s final equity interest in Danamon is expected to be above 73.8%. The prices for Danamon’s shares in Step 3 will be based on a similar approach as Step 1.

Note:

(1)	Calculated based on the exchange rate of IDR1 = ¥0.0084

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	INVESTMENT SECURITIES

The following tables present the amortized cost, gross unrealized gains and losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2017 and 2018:

At March 31, 2017:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥25,435,570	¥396,057	¥5,339		¥25,826,288
Japanese prefectural and municipal bonds	1,010,336	9,598	4,445		1,015,489
Foreign governments and official institutions bonds	2,162,897	14,006	26,974		2,149,929
Corporate bonds	1,121,967	20,854	1,089		1,141,732
Residential mortgage-backed securities	1,203,685	551	15,318		1,188,918
Commercial mortgage-backed securities	80,564	454	750		80,268
Asset-backed securities	1,374,754	5,416	1,898		1,378,272
Other debt securities(1)	169,185	4,899	3,295		170,789
Marketable equity securities	2,736,976	3,407,915	6,477		6,138,414

Total	¥35,295,934	¥3,859,750	¥65,585		¥39,090,099

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,955	¥43,115	¥—		¥1,144,070
Foreign governments and official institutions bonds	61,135	1,113	—		62,248
Corporate bonds	100	—	—		100
Residential mortgage-backed securities	962,492	4,009	11,196	(2)	955,305
Commercial mortgage-backed securities	184,336	5,065	768	(2)	188,633
Asset-backed securities	1,278,303	9,277	185		1,287,395

Total	¥3,587,321	¥62,579	¥12,149		¥3,637,751

Notes:

(1)	Other debt securities in the table above include ¥160,479 million of private placement debt conduit bonds.
(2)	MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥4,662 million and ¥7,295 million, respectively, at March 31, 2017 and are not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2018:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥24,272,345	¥299,402	¥3,843		¥24,567,904
Japanese prefectural and municipal bonds	1,532,143	7,808	2,520		1,537,431
Foreign governments and official institutions bonds	2,207,662	8,938	44,908		2,171,692
Corporate bonds	1,104,799	15,589	1,028		1,119,360
Residential mortgage-backed securities	1,632,346	752	15,563		1,617,535
Commercial mortgage-backed securities	95,383	473	620		95,236
Asset-backed securities	1,546,989	12,775	1,415		1,558,349
Other debt securities(1)	165,002	3,635	3,030		165,607
Marketable equity securities	2,789,392	3,925,680	43,488		6,671,584

Total	¥35,346,061	¥4,275,052	¥116,415		¥39,504,698

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,807	¥40,212	¥—		¥1,141,019
Foreign governments and official institutions bonds	59,330	383	103		59,610
Residential mortgage-backed securities	885,965	1,660	14,726	(2)	872,899
Commercial mortgage-backed securities	171,647	4,107	1,018	(2)	174,736
Asset-backed securities	1,365,192	8,438	1,222		1,372,408

Total	¥3,582,941	¥54,800	¥17,069		¥3,620,672

Notes:

(1)	Other debt securities in the table above include ¥152,374 million of private placement debt conduit bonds.
(2)	MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥3,457 million and ¥5,932 million, respectively, at March 31, 2018 and are not included in the table above.

Other Securities

Investment securities other than Available-for-sale securities or Held-to-maturity securities (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥529,869 million and ¥538,251 million at March 31, 2017 and 2018, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value of ¥26,292 million and ¥28,359 million at March 31, 2017 and 2018, respectively. See Note 32 for the valuation techniques and inputs used to estimate the fair values.

With respect to cost-method investments of ¥97,774 million and ¥97,586 million at March 31, 2017 and 2018, respectively, the MUFG Group estimated a fair value using commonly accepted valuation techniques to

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determine whether the investments were impaired in each reporting period. See Note 32 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥432,095 million and ¥440,665 million at March 31, 2017 and 2018, respectively, the MUFG Group performed a test to determine whether any impairment indicators existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share of an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of cost-method investments, which had aggregated costs of ¥429,313 million and ¥437,486 million at March 31, 2017 and 2018, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized OTTI losses on the cost-method investments of ¥14,242 million, ¥1,044 million and ¥1,422 million for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. The OTTI losses of ¥14,242 million for the fiscal year ended March 31, 2016 was derived from a limited number of companies categorized in the manufacturing industry. Each impairment loss was recognized based on the specific circumstances of each individual company.

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2018 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥—	¥—	¥11,911,681
Due from one year to five years	212,879	216,474	10,652,390
Due from five years to ten years	1,599,219	1,639,974	6,012,689
Due after ten years	1,770,843	1,764,224	4,256,354

Total	¥3,582,941	¥3,620,672	¥32,833,114

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized Gains and Losses and Transfers of Investment Securities

For the fiscal years ended March 31, 2016, 2017 and 2018, gross realized gains on sales of Available-for-sale securities were ¥317,454 million, ¥367,548 million and ¥330,508 million, respectively, and gross realized losses on sales of Available-for-sale securities were ¥52,904 million, ¥63,031 million and ¥49,290 million, respectively.

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

Other-than-temporary Impairments of Investment Securities

For the fiscal years ended March 31, 2016, 2017 and 2018, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥37,153 million, ¥33,823 million and ¥8,196 million, respectively, which were included in Investment securities gains—net in the accompanying consolidated statements of income. The losses of ¥37,153 million for the fiscal year ended March 31, 2016 included losses of ¥21,948 million from marketable equity securities, ¥963 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥14,242 million from nonmarketable equity securities. The losses of ¥33,823 million for the fiscal year ended March 31, 2017 included losses of ¥32,038 million from marketable equity securities, ¥741 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥1,044 million from nonmarketable equity securities. The losses of ¥8,196 million for the fiscal year ended March 31, 2018 included losses of ¥6,660 million from marketable equity securities, ¥114 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥1,422 million from nonmarketable equity securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross Unrealized Losses and Fair Value

The following tables show the gross unrealized losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2017 and 2018 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2017:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,088,856	¥5,339	¥—	¥—	¥6,088,856	¥5,339	107
Japanese prefectural and municipal bonds	579,684	4,445	—	—	579,684	4,445	139
Foreign governments and official institutions bonds	1,034,336	26,677	115,053	297	1,149,389	26,974	142
Corporate bonds	277,394	933	15,613	156	293,007	1,089	160
Residential mortgage-backed securities	754,557	14,086	81,065	1,232	835,622	15,318	412
Commercial mortgage-backed securities	51,360	748	1,298	2	52,658	750	65
Asset-backed securities	80,059	1,269	128,372	629	208,431	1,898	85
Other debt securities	35,375	1,488	50,845	1,807	86,220	3,295	26
Marketable equity securities	222,950	6,449	554	28	223,504	6,477	111

Total	¥9,124,571	¥61,434	¥392,800	¥4,151	¥9,517,371	¥65,585	1,247

Held-to-maturity securities:
Debt securities:
Residential mortgage-backed securities	¥523,237	¥10,736	¥161,453	¥460	¥684,690	¥11,196	263
Commercial mortgage-backed securities	12,906	125	168,724	643	181,630	768	31
Asset-backed securities	25,679	13	101,345	172	127,024	185	5

Total	¥561,822	¥10,874	¥431,522	¥1,275	¥993,344	¥12,149	299

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2018:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥4,767,893	¥2,701	¥187,000	¥1,142	¥4,954,893	¥3,843	140
Japanese prefectural and municipal bonds	400,705	453	353,047	2,067	753,752	2,520	193
Foreign governments and official institutions bonds	846,818	16,955	818,937	27,953	1,665,755	44,908	157
Corporate bonds	312,993	856	74,717	172	387,710	1,028	150
Residential mortgage-backed securities	438,545	2,644	623,285	12,919	1,061,830	15,563	503
Commercial mortgage-backed securities	50,898	386	9,067	234	59,965	620	60
Asset-backed securities	144,073	1,403	5,345	12	149,418	1,415	29
Other debt securities	12,341	367	56,117	2,663	68,458	3,030	23
Marketable equity securities	448,489	43,482	28	6	448,517	43,488	116

Total	¥7,422,755	¥69,247	¥2,127,543	¥47,168	¥9,550,298	¥116,415	1,371

Held-to-maturity securities:
Debt securities:
Foreign governments and official institution bonds	¥55,837	¥103	¥—	¥—	¥55,837	¥103	10
Residential mortgage-backed securities	299,286	3,487	451,968	11,239	751,254	14,726	332
Commercial mortgage-backed securities	2,150	2	169,065	1,016	171,215	1,018	32
Asset-backed securities	275,814	1,222	—	—	275,814	1,222	11

Total	¥633,087	¥4,814	¥621,033	¥12,255	¥1,254,120	¥17,069	385

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, Foreign governments and official institutions bonds and commercial mortgage-backed securities

As of March 31, 2018, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Corporate bonds

As of March 31, 2018, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.

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

	2016	2017	2018
	(in millions)
Balance at beginning of fiscal year	¥8,814	¥6,691	¥4,125

Additions:
Initial credit impairments	915	645	111
Subsequent credit impairments	48	96	3

Reductions:
Securities sold or matured	(3,086)	(3,307)	(740)

Balance at end of fiscal year	¥6,691	¥4,125	¥3,499

The cumulative declines in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at March 31, 2017 and 2018 were ¥3,450 million and ¥2,992 million, respectively. Of which, the credit loss components recognized in earnings were ¥4,125 million and ¥3,499 million, and the remaining amounts related to all other factors recognized in Accumulated OCI before taxes were ¥675 million and ¥507 million at March 31, 2017 and 2018, respectively.

Residential mortgage-backed securities

As of March 31, 2018, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group analyzed that no OTTI was identified on such securities as of March 31, 2018 and no impairment loss has been recorded because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.

Asset-backed securities

As of March 31, 2018, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the OTTI and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no OTTI was identified as of March 31, 2018 and no impairment loss has been recorded.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other debt securities

As of March 31, 2018, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of OTTI, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no OTTI losses were recorded in the accompanying consolidated statements of income.

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

At March 31, 2018, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2017 and 2018 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2017	2018
	(in millions)
Domestic:
Manufacturing	¥11,796,803	¥10,876,625
Construction	819,262	781,262
Real estate	11,622,372	11,763,769
Services	2,549,300	2,689,086
Wholesale and retail	7,970,579	7,989,080
Banks and other financial institutions(1)	5,223,906	4,818,364
Communication and information services	1,634,584	1,551,533
Other industries	8,898,712	8,939,291
Consumer	16,491,010	16,287,332

Total domestic	67,006,528	65,696,342

Foreign:
Governments and official institutions	1,037,795	920,538
Banks and other financial institutions(1)	13,844,964	12,851,570
Commercial and industrial	30,279,641	30,591,173
Other	6,334,551	7,270,928

Total foreign	51,496,951	51,634,209

Unearned income, unamortized premiums—net and deferred loan fees—net	(288,507)	(294,656)

Total(2)	¥118,214,972	¥117,035,895

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥185,940 million and ¥226,923 million at March 31, 2017 and 2018, respectively.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, and Krungsri based on the grouping used by the MUFG Group to determine the allowance for credit losses. See Note 1 for further information.

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 for further information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The nonaccrual loans by class at March 31, 2017 and 2018 is shown below:

	2017	2018
	(in millions)
Commercial
Domestic	¥471,148	¥332,994
Manufacturing	185,095	77,163
Construction	15,202	10,791
Real estate	44,374	33,317
Services	38,602	30,717
Wholesale and retail	131,213	108,175
Banks and other financial institutions	2,432	1,145
Communication and information services	18,685	13,815
Other industries	10,034	37,549
Consumer	25,511	20,322
Foreign-excluding MUAH and Krungsri	191,889	109,516
Residential	75,399	69,464
Card	61,424	61,387
MUAH	82,150	52,282
Krungsri	94,902	121,286

Total(1)	¥976,912	¥746,929

Note:

(1)	The above table does not include loans held for sale of nil and ¥61 million at March 31, 2017 and 2018, respectively, and loans acquired with deteriorated credit quality of ¥9,720 million and ¥6,659 million at March 31, 2017 and 2018, respectively.

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and TDRs. The following table shows information about impaired loans by class at March 31, 2017 and 2018:

	Recorded Loan Balance
At March 31, 2017:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥875,977	¥187,738	¥1,063,715	¥1,107,203	¥608,122
Manufacturing	555,009	39,587	594,596	602,038	411,787
Construction	15,007	9,068	24,075	24,907	9,107
Real estate	53,048	30,274	83,322	90,797	14,987
Services	48,304	23,162	71,466	78,097	31,074
Wholesale and retail	160,422	53,760	214,182	224,141	115,673
Banks and other financial institutions	1,836	607	2,443	2,443	1,674
Communication and information services	14,166	10,652	24,818	26,641	10,565
Other industries	10,714	5,806	16,520	17,403	7,226
Consumer	17,471	14,822	32,293	40,736	6,029
Foreign-excluding MUAH and Krungsri	262,887	23,019	285,906	309,975	164,682
Loans acquired with deteriorated credit quality	8,013	—	8,013	11,513	3,619
Residential	120,465	6,557	127,022	154,006	46,971
Card	71,849	462	72,311	80,392	20,523
MUAH	77,160	16,292	93,452	113,414	19,173
Krungsri	44,679	20,752	65,431	71,075	19,118

Total(3)	¥1,461,030	¥254,820	¥1,715,850	¥1,847,578	¥882,208

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Recorded Loan Balance
At March 31, 2018:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥626,469	¥188,984	¥815,453	¥875,795	¥331,851
Manufacturing	361,268	36,566	397,834	408,124	166,098
Construction	10,936	7,172	18,108	18,490	7,921
Real estate	43,553	23,053	66,606	71,809	10,665
Services	38,097	16,600	54,697	59,335	25,890
Wholesale and retail	128,661	49,628	178,289	189,404	94,832
Banks and other financial institutions	1,125	26	1,151	1,151	972
Communication and information services	18,782	7,852	26,634	28,082	16,041
Other industries	12,978	34,282	47,260	67,525	5,350
Consumer	11,069	13,805	24,874	31,875	4,082
Foreign-excluding MUAH and Krungsri	122,243	40,249	162,492	190,518	82,855
Loans acquired with deteriorated credit quality	7,837	—	7,837	15,470	4,324
Residential	105,089	6,261	111,350	134,777	16,928
Card	66,964	388	67,352	74,840	21,223
MUAH	48,895	33,650	82,545	94,565	7,743
Krungsri	58,529	25,565	84,094	90,957	29,402

Total(3)	¥1,036,026	¥295,097	¥1,331,123	¥1,476,922	¥494,326

Notes:

(1)	These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans at March 31, 2017 and 2018 are accrual TDRs as follows: ¥688,746 million and ¥536,748 million—Commercial; ¥50,213 million and ¥40,734 million—Residential; ¥32,564 million and ¥28,541 million—Card; ¥24,708 million and ¥39,333 million—MUFG Americas Holdings; and ¥23,588 million and ¥24,899 million—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥9,879 million and ¥61 million at March 31, 2017 and 2018, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016		2017		2018
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,066,585	¥16,572	¥1,137,501	¥14,116	¥918,093	¥9,441
Manufacturing	464,157	5,530	601,256	5,845	472,081	3,787
Construction	29,548	708	26,684	434	19,465	281
Real estate	123,203	2,169	96,229	1,593	74,087	1,146
Services	91,339	1,967	81,967	1,236	59,916	794
Wholesale and retail	249,656	4,333	238,798	3,466	186,356	2,347
Banks and other financial institutions	3,982	51	2,272	11	1,729	8
Communication and information services	29,547	677	27,531	570	25,461	388
Other industries	29,018	301	24,709	397	50,377	215
Consumer	46,135	836	38,055	564	28,621	475
Foreign-excluding MUAH and Krungsri	230,018	3,235	291,612	5,132	209,297	4,244
Loans acquired with deteriorated credit quality	11,549	495	9,974	432	8,591	492
Residential	154,760	2,918	133,876	1,883	119,409	1,563
Card	85,006	3,330	75,809	2,483	69,831	1,993
MUAH	71,966	1,550	91,690	1,664	83,504	1,993
Krungsri	40,037	2,252	51,597	2,201	75,370	3,899

Total	¥1,659,921	¥30,352	¥1,792,059	¥27,911	¥1,484,095	¥23,625

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions)
Accrual TDRs:
Balance at beginning of fiscal year	¥867,090	¥613,844	¥819,819
Additions (new accrual TDR status)(1)	175,178	492,269	144,368
Transfers to other impaired loans (including nonaccrual TDRs)	(164,016)	(40,182)	(25,122)
Loans sold	(9)	(1,637)	(39,378)
Principal payments and other	(264,399)	(244,475)	(229,432)

Balance at end of fiscal year(1)	¥613,844	¥819,819	¥670,255

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of fiscal year	¥819,716	¥1,111,306	¥896,031
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	617,481	541,789	281,275
Charge-off	(65,198)	(106,097)	(98,355)
Transfers to accrual TDRs	(32,190)	(333,478)	(43,858)
Loans sold	(12,224)	(44,984)	(31,581)
Principal payments and other	(216,279)	(272,505)	(342,644)

Balance at end of fiscal year(1)	¥1,111,306	¥896,031	¥660,868

Notes:

(1)	For the fiscal year ended March 31, 2016, lease receivables of ¥3,124 million and ¥240 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,172 million and ¥567 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2016. For the fiscal year ended March 31, 2017, lease receivables of ¥875 million and ¥74 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,065 million and ¥389 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2017. For the fiscal year ended March 31, 2018, lease receivables of ¥1,809 million and ¥113 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,282 million and ¥1,286 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2018.
(2)	Included in the additions of other impaired loans for the fiscal years ended March 31, 2016, 2017 and 2018 are nonaccrual TDRs as follows: ¥10,954 million, ¥11,699 million and ¥12,002 million—Card; ¥19,725 million, ¥25,023 million and ¥12,799 million—MUFG Americas Holdings; and ¥7,989 million, ¥7,471 million and ¥12,280 million—Krungsri, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings

The following table summarizes the MUFG Group’s TDRs by class for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016		2017		2018
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥116,299	¥76,530	¥377,563	¥377,563	¥70,380	¥69,021
Manufacturing	63,304	23,535	335,347	335,347	35,954	35,954
Construction	2,881	2,881	1,377	1,377	1,020	1,020
Real estate	7,167	7,167	7,457	7,457	1,269	1,269
Services	12,226	12,226	5,268	5,268	4,139	4,139
Wholesale and retail	27,545	27,545	22,868	22,868	16,280	14,921
Banks and other financial institutions	—	—	—	—	246	246
Communication and information services	869	869	2,405	2,405	9,643	9,643
Other industries	1,240	1,240	1,493	1,493	761	761
Consumer	1,067	1,067	1,348	1,348	1,068	1,068
Foreign-excluding MUAH and Krungsri	23,849	23,849	58,178	58,178	25,522	25,522
Loans acquired with deteriorated credit quality	—	—	1,030	1,030	—	—
Residential(1)(3)	19,316	19,316	13,092	13,092	9,763	9,763
Card(2)(3)	16,002	15,670	17,256	16,759	17,436	16,912
MUAH(2)(3)	64,064	64,064	38,558	38,449	40,578	38,224
Krungsri(2)(3)	17,869	17,781	32,340	32,340	24,015	23,929

Total	¥257,399	¥217,210	¥538,017	¥537,411	¥187,694	¥183,371

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2016	2017	2018
	Troubled Debt Restructurings That Subsequently defaulted
	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥150,142	¥4,587	¥4,067
Manufacturing	147,025	1,373	839
Construction	6	11	—
Real estate	745	38	10
Services	1,193	217	822
Wholesale and retail	1,090	2,530	2,231
Banks and other financial institutions	—	—	—
Communication and information services	20	385	140
Other industries	40	—	—
Consumer	23	33	25
Foreign-excluding MUAH and Krungsri	—	11,268	—
Loans acquired with deteriorated credit quality	—	—	—
Residential(1)(3)	284	231	159
Card(2)(3)	4,479	3,661	4,191
MUAH(2)(3)	3,925	6,624	2,565
Krungsri(2)(3)	6,219	3,984	4,789

Total	¥165,049	¥30,355	¥15,771

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)	TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans.
(3)	For the fiscal year ended March 31, 2016, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and payment deferrals were the primary concession type in the MUFG Americas Holdings segment. For the fiscal year ended March 31, 2017, extension of the stated maturity date of loans was the primary concession type in the Residential segment, reduction in the stated rate was the primary concession type in the Commercial and Card segments and payment deferrals were the primary concession type in the MUFG Americas Holdings and Krungsri segments. For the fiscal year ended March 31, 2018, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment, payment deferrals were the primary concession type in the MUFG Americas Holdings segment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2017 and 2018:

	2017	2018
	(in millions)
Commercial(1)
Domestic	¥592,578	¥482,566
Manufacturing	409,500	320,702
Construction	8,881	7,362
Real estate	38,953	33,289
Services	32,864	23,987
Wholesale and retail	82,968	70,119
Banks and other financial institutions	11	6
Communication and information services	6,133	12,837
Other industries	6,486	9,712
Consumer	6,782	4,552
Foreign-excluding MUAH and Krungsri	96,168	54,182
Residential(1)	50,213	40,734
Card(2)	72,311	67,352
MUAH(2)	69,830	65,373
Krungsri(2)	46,651	54,036

Total	¥927,751	¥764,243

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)	TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2017 and 2018 are nonaccrual TDRs as follows: ¥39,747 million and ¥38,811 million—Card; ¥45,122 million and ¥26,040 million—MUFG Americas Holdings; and ¥18,998 million and ¥24,855 million—Krungsri, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2016, 2017 and 2018 was not material.

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

In regards to the Card, MUFG Americas Holdings and Krungsri segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUFG Americas Holdings segment, and six months or more within the Krungsri segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥168,840 million and ¥172,159 million at March 31, 2017 and 2018, respectively. See Note 25 for further discussion of commitments to extend credit.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2017 and 2018 are shown below:

At March 31, 2017:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥49,572,413	¥2,161,965	¥296,961	¥52,031,339
Manufacturing	10,882,533	821,062	65,112	11,768,707
Construction	753,879	53,255	11,550	818,684
Real estate	11,137,637	352,785	42,382	11,532,804
Services	2,267,272	237,067	31,202	2,535,541
Wholesale and retail	7,403,680	462,577	98,423	7,964,680
Banks and other financial institutions	5,207,774	14,341	892	5,223,007
Communication and information services	1,573,518	45,342	15,357	1,634,217
Other industries	8,725,914	125,725	8,086	8,859,725
Consumer	1,620,206	49,811	23,957	1,693,974
Foreign-excluding MUAH and Krungsri	36,134,401	971,228	189,599	37,295,228
Loans acquired with deteriorated credit quality	16,503	12,572	5,065	34,140

Total	¥85,723,317	¥3,145,765	¥491,625	¥89,360,707

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,256,263	¥76,185	¥14,332,448
Card	¥531,331	¥61,822	¥593,153

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,837,763	¥22,949	¥4,879,158	¥133,032	¥151,553	¥9,024,455

			Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
			(in millions)
Krungsri			¥4,672,435	¥195,472	¥98,335	¥4,966,242

At March 31, 2018:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥49,050,274	¥1,690,924	¥271,456	¥51,012,654
Manufacturing	10,215,497	596,662	57,730	10,869,889
Construction	727,932	43,673	9,116	780,721
Real estate	11,379,291	279,931	32,692	11,691,914
Services	2,467,540	175,733	24,081	2,667,354
Wholesale and retail	7,518,383	374,706	77,870	7,970,959
Banks and other financial institutions	4,800,281	10,923	1,145	4,812,349
Communication and information services	1,491,093	48,153	11,958	1,551,204
Other industries	8,780,517	120,466	36,951	8,937,934
Consumer	1,669,740	40,677	19,913	1,730,330
Foreign-excluding MUAH and Krungsri	36,049,123	569,137	108,276	36,726,536
Loans acquired with deteriorated credit quality	12,035	11,728	3,562	27,325

Total	¥85,111,432	¥2,271,789	¥383,294	¥87,766,515

				Accrual	Nonaccrual	Total(1)
				(in millions)
Residential				¥14,012,978	¥67,258	¥14,080,236
Card				¥528,108	¥61,707	¥589,815

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥4,360,445	¥14,238	¥4,509,044	¥59,890	¥116,842	¥9,060,459

			Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
			(in millions)
Krungsri			¥5,284,018	¥198,526	¥123,106	¥5,605,650

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUFG Americas Holdings do not include FDIC covered loans which are not individually rated totaling ¥40,534 million and ¥953 million as of March 31, 2017 and 2018, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and consumer loans within the MUFG Americas Holdings segment. The accrual status of these loans is determined based on the number of delinquent payments. See Note 1 for further details of categorization of Accrual and Nonaccrual.

Commercial loans within the MUFG Americas Holdings segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Classified credits are those that are internally risk graded as Substandard or

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

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

For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUFG Americas Holdings and Krungsri segments, credit quality indicators are generally based on information as of December 31.

Past Due Analysis

Ages of past due loans by class at March 31, 2017 and 2018 are shown below:

At March 31, 2017:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥12,410	¥19,468	¥31,878	¥51,999,461	¥52,031,339	¥5,817
Manufacturing	1,427	1,671	3,098	11,765,609	11,768,707	20
Construction	281	235	516	818,168	818,684	—
Real estate	2,655	5,058	7,713	11,525,091	11,532,804	1,542
Services	1,294	3,225	4,519	2,531,022	2,535,541	4
Wholesale and retail	1,932	1,883	3,815	7,960,865	7,964,680	149
Banks and other financial institutions	3	21	24	5,222,983	5,223,007	—
Communication and information services	583	216	799	1,633,418	1,634,217	—
Other industries	337	99	436	8,859,289	8,859,725	—
Consumer	3,898	7,060	10,958	1,683,016	1,693,974	4,102
Foreign-excluding MUAH and Krungsri	5,268	50,105	55,373	37,239,855	37,295,228	2,244
Residential	78,227	42,335	120,562	14,202,076	14,322,638	31,382
Card	17,490	31,298	48,788	533,484	582,272	—
MUAH	25,162	14,212	39,374	8,998,049	9,037,423	1,165
Krungsri	103,055	73,261	176,316	4,780,709	4,957,025	—

Total	¥241,612	¥230,679	¥472,291	¥117,753,634	¥118,225,925	¥40,608

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2018:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥13,290	¥43,913	¥57,203	¥50,955,451	¥51,012,654	¥6,419
Manufacturing	1,495	1,300	2,795	10,867,094	10,869,889	—
Construction	359	437	796	779,925	780,721	—
Real estate	2,090	3,225	5,315	11,686,599	11,691,914	1,633
Services	1,025	620	1,645	2,665,709	2,667,354	26
Wholesale and retail	3,886	4,198	8,084	7,962,875	7,970,959	1,349
Banks and other financial institutions	—	21	21	4,812,328	4,812,349	—
Communication and information services	657	328	985	1,550,219	1,551,204	—
Other industries	251	28,315	28,566	8,909,368	8,937,934	—
Consumer	3,527	5,469	8,996	1,721,334	1,730,330	3,411
Foreign-excluding MUAH and Krungsri	12,512	19,655	32,167	36,694,369	36,726,536	1,083
Residential	78,073	19,399	97,472	13,974,118	14,071,590	10,806
Card	18,887	32,218	51,105	528,284	579,389	—
MUAH	23,145	13,648	36,793	9,009,426	9,046,219	771
Krungsri	116,665	99,315	215,980	5,383,477	5,599,457	—

Total	¥262,572	¥228,148	¥490,720	¥116,545,125	¥117,035,845	¥19,079

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUFG Americas Holdings do not include ¥438 million and ¥5 million of FDIC covered loans at March 31, 2017 and 2018, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2016, 2017 and 2018 are shown below:

Fiscal year ended March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479
Provision for (reversal of) credit losses	117,024	(9,478)	885	47,429	76,002	231,862
Charge-offs	116,620	6,691	8,323	5,721	61,416	198,771
Recoveries	21,110	2,401	2,955	2,412	12,934	41,812

Net charge-offs	95,510	4,290	5,368	3,309	48,482	156,959
Others(1)	(12,671)	—	—	(435)	(6,146)	(19,252)

Balance at end of fiscal year	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal year ended March 31, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130
Provision for (reversal of) credit losses	177,295	12,224	13,289	(62)	50,942	253,688
Charge-offs	108,262	5,339	16,309	32,074	51,774	213,758
Recoveries	21,124	1,853	1,998	2,916	16,058	43,949

Net charge-offs	87,138	3,486	14,311	29,158	35,716	169,809
Others(1)	(6,030)	—	—	(5,501)	(1,290)	(12,821)

Balance at end of fiscal year	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188

Fiscal year ended March 31, 2018:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188
Provision for (reversal of) credit losses	(297,401)	(22,291)	23,422	(9,309)	64,732	(240,847)
Charge-offs	134,807	3,838	22,696	14,701	56,067	232,109
Recoveries	24,913	1,339	1,228	6,140	17,490	51,110

Net charge-offs	109,894	2,499	21,468	8,561	38,577	180,999
Others(1)	(2,293)	—	—	(2,098)	8,173	3,782

Balance at end of fiscal year	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2017 and 2018 are shown below:

At March 31, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥772,804	¥46,520	¥20,523	¥19,174	¥19,035	¥878,056
Collectively evaluated for impairment	115,489	19,255	9,632	54,096	91,137	289,609
Loans acquired with deteriorated credit quality	12,393	1,561	10	463	96	14,523

Total	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188

Loans:
Individually evaluated for impairment	¥1,349,621	¥125,611	¥71,879	¥93,452	¥65,028	¥1,705,591
Collectively evaluated for impairment	87,976,946	14,197,027	510,393	8,944,409	4,891,997	116,520,772
Loans acquired with deteriorated credit quality	34,140	9,810	10,881	27,128	9,217	91,176

Total(1)	¥89,360,707	¥14,332,448	¥593,153	¥9,064,989	¥4,966,242	¥118,317,539

At March 31, 2018:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥414,706	¥16,644	¥21,223	¥7,743	¥29,402	¥489,718
Collectively evaluated for impairment	64,375	24,718	10,884	45,571	115,161	260,709
Loans acquired with deteriorated credit quality	12,017	1,184	12	451	33	13,697

Total	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124

Loans:
Individually evaluated for impairment	¥977,945	¥110,197	¥66,957	¥82,545	¥84,094	¥1,321,738
Collectively evaluated for impairment	86,761,245	13,961,393	512,432	8,963,679	5,515,363	115,714,112
Loans acquired with deteriorated credit quality	27,325	8,646	10,426	15,188	6,193	67,778

Total(1)	¥87,766,515	¥14,080,236	¥589,815	¥9,061,412	¥5,605,650	¥117,103,628

Note:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease in the allowance for credit losses due to loan disposal activity amounting to ¥0.8 billion, ¥11.0 billion and ¥12.2 billion for the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

The MUFG Group sold ¥640 billion, ¥833 billion and ¥1,409 billion of loans within the Commercial segment during the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

Loans Acquired in a Transfer

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, the following table sets forth information regarding loans acquired in connection with mergers, for which it is probable, at acquisition, that the MUFG Group will be unable to collect all contractually required payments receivable.

	2017	2018
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisition	¥2,624	¥537
Cash flows expected to be collected at acquisition	398	197
Fair value of loans at acquisition	398	197
Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥53,018	¥40,917
Additions	—	—
Accretion	(17,025)	(14,067)
Disposals	(69)	(11)
Reclassifications from nonaccretable difference	6,462	3,267
Foreign currency translation adjustments	(1,469)	(434)

Balance at end of fiscal year	¥40,917	¥29,672

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥301,447	¥223,695
Outstanding balance at end of fiscal year	223,695	180,011
Carrying amount at beginning of fiscal year	124,806	91,176
Carrying amount at end of fiscal year	91,176	67,778
Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥398	¥197
Carrying amount at end of fiscal year	9,720	6,659
Allowance for credit losses within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for credit losses at beginning of fiscal year	¥15,731	¥14,523
Additional provisions during fiscal year	3,020	2,285
Reductions of allowance during fiscal year	1,250	732
Balance of allowance for credit losses at end of fiscal year	14,523	13,697

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

As of March 31, 2017 and 2018, the components of the investment in direct financing leases were as follows:

	2017	2018
	(in millions)
Minimum lease payments receivable	¥1,672,338	¥1,862,664
Estimated residual values of leased property	29,314	31,650
Less—unearned income	(234,874)	(279,081)

Net investment in direct financing leases	¥1,466,778	¥1,615,233

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2018 were as follows:

Direct Financing Leases
(in millions)
Fiscal year ending March 31:
2019	¥507,905
2020	442,369
2021	325,821
2022	243,682
2023	140,914
2024 and thereafter	201,973

Total minimum lease payment receivables	¥1,862,664

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual borrowers in Japan and overseas in the normal course of business. In order to improve its loan quality, MUFG Bank and Mitsubishi UFJ Trust and Banking actively disposed of nonperforming loans. Most of the nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of MUFG Bank and Mitsubishi UFJ Trust and Banking generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥12,094 million, ¥19,466 million and ¥2,976 million for the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2017 and 2018, outstanding loans to such related parties were not material.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2016, 2017 and 2018, there were no loans to related parties that were charged off. Additionally, at March 31, 2016, 2017, and 2018, there were no loans to related parties that were impaired.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2017 and 2018 consisted of the following:

	2017	2018
	(in millions)
Land	¥385,961	¥370,669
Buildings	750,232	739,665
Equipment and furniture	650,120	659,699
Leasehold improvements	303,130	311,645
Construction in progress	46,375	119,195

Total	2,135,818	2,200,873
Less accumulated depreciation	1,141,547	1,187,285

Premises and equipment-net	¥994,271	¥1,013,588

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥26,871 million and ¥31,458 million at March 31, 2017 and 2018, respectively. Accumulated depreciation on such capitalized leases at March 31, 2017 and 2018 amounted to ¥14,750 million and ¥17,298 million, respectively.

MUFG Bank has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. MUFG Bank either provided nonrecourse financing to the buyers for the sales proceeds or invested in the equity or common stock of the buyers. As a result, MUFG Bank was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the accompanying consolidated balance sheets and depreciated. The financing obligation at March 31, 2017 and 2018 was ¥43,031 million and ¥41,892 million, respectively.

For the fiscal years ended March 31, 2016, 2017 and 2018, the MUFG Group recognized ¥7,016 million, ¥5,964 million and ¥39,358 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥541 million, ¥901 million and ¥213 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

Impairment losses for the fiscal year ended March 31, 2018 included ¥34,016 million of losses on long-lived assets used for MUFG Bank’s operations. In relation to a restructuring of operating divisions of MUFG Bank, which is a transformation of Corporate Banking Business Group and Retail Banking Business Group into Retail & Commercial Banking Business Group and Japanese Corporate & Investment Banking Business Group, based on an MUFG Re-Imagining Strategy published on May 15, 2017, and the new medium-term business plan, MUFG Bank reevaluated the profitability of some of its domestic operating assets. As a result of the reevaluation, it was determined that carrying amounts of these operating assets were unlikely to be recovered, and the impairment losses were recorded.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2017 and 2018:

	Customer Business					Global Markets Business Group	Total
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total
	(in millions)
Balance at March 31, 2016:
Goodwill	¥840,055	¥885,234	¥769,585	¥42,700	¥2,537,574	¥2,300	¥2,539,874
Accumulated impairment losses	(840,055)	(885,234)	(329,953)	(30,257)	(2,085,499)	—	(2,085,499)

	—	—	439,632	12,443	452,075	2,300	454,375
Goodwill acquired during the fiscal year(2)	—	—	8,280	7,975	16,255	—	16,255
Impairment loss	—	—	—	(6,638)	(6,638)	—	(6,638)
Foreign currency translation adjustments and other	—	—	(13,835)	(14)	(13,849)	—	(13,849)

Balance at March 31, 2017:
Goodwill	840,055	885,234	764,030	50,661	2,539,980	2,300	2,542,280
Accumulated impairment losses	(840,055)	(885,234)	(329,953)	(36,895)	(2,092,137)	—	(2,092,137)

	—	—	434,077	13,766	447,843	2,300	450,143
Foreign currency translation adjustments and other	—	—	(8,399)	(410)	(8,809)	—	(8,809)

Balance at March 31, 2018:
Goodwill	840,055	885,234	755,631	50,251	2,531,171	2,300	2,533,471
Accumulated impairment losses	(840,055)	(885,234)	(329,953)	(36,895)	(2,092,137)	—	(2,092,137)

	¥—	¥—	¥425,678	¥13,356	¥439,034	¥2,300	¥441,334

Notes:

(1)	See Note 30 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with acquisition.

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

For the fiscal years ended March 31, 2016 and 2017, the MUFG Group recognized ¥4,298 million and ¥6,638 million, respectively, in impairment of goodwill relating to reporting units within the Trust Assets Business Group segment. There were no impairment losses recognized for the fiscal year ended March 31, 2018. The MUFG Group readjusted its future cash flow projection of the reporting units in this segment, considering the subsidiaries’ recent business performance. Due to the situation, the fair value of the reporting units, which were based on discounted future cash flows, fell below the carrying amounts of the reporting units. Accordingly, the second step of the goodwill impairment test was performed for the reporting units. As a result, the carrying

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts of the reporting units’ goodwill exceeded the implied fair value of the reporting units’ goodwill, and the impairment losses were recognized on the related goodwill.

For the fiscal year ended March 31, 2016, the MUFG Group recognized a total of ¥329,421 million in impairment of goodwill relating to the reporting unit Other than MUFG Americas Holdings/Krungsri and the Krungsri reporting unit, both of which were within the Global Business Group segment.

The MUFG Group recognized ¥151,671 million in impairment of goodwill relating to the reporting unit Other than MUFG Americas Holdings/Krungsri within the Global Business Group segment. The Bank of Japan introduced Quantitative and Qualitative Monetary Easing with Negative Interest Rates in January 2016, and the benchmark yield turned and stayed negative through to the end of the fiscal year. Share prices have fallen and the Japanese yen appreciated since the start of the calendar year as a reflection of heightened risk aversion around the globe. It led MUFG’s stock price to decline from ¥743.7 at March 31, 2015 to ¥521.5 at March 31, 2016. Since the fair value of the reporting unit Other than MUFG Americas Holdings/Krungsri within the Global Business Group segment was estimated based on MUFG’s stock price, this decline led to a decrease in the market capitalization and negatively affected the fair value of the reporting unit. Due to the situation, the fair value of the reporting unit fell below the carrying amount of the reporting unit. Accordingly, the second step of the goodwill impairment test was performed for this reporting unit. As a result, the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

The MUFG Group recognized ¥177,750 million in impairment of goodwill relating to the Krungsri reporting unit within the Global Business Group segment. The economy in China continued to slow down due to the suppressed investment environment, while weak exports weighed on other Asian economies. It led to a slow down in economic growth in Thailand causing Krungsri’s stock price to decline from Thai baht 44.75 at December 31, 2014 to Thai baht 29.75 at December 31, 2015. Since the fair value of the Krungsri reporting unit within the Global Business Group segment was estimated based on Krungsri’s stock price, this decline led to a decrease in the market capitalization and negatively affected the fair value of the reporting unit. Due to the situation, the fair value of the reporting unit fell below the carrying amount of the reporting unit. Accordingly, the second step of the goodwill impairment test was performed for this reporting unit. As a result, the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill, and the impairment loss was recognized on the related goodwill.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2017 and 2018:

	2017			2018
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥2,386,754	¥1,675,564	¥711,190	¥2,585,161	¥1,852,333	¥732,828
Core deposit intangibles	126,728	76,628	50,100	128,679	83,382	45,297
Customer relationships	395,136	203,144	191,992	391,832	227,079	164,753
Trade names	77,024	27,210	49,814	77,821	30,801	47,020
Other	12,068	3,929	8,139	9,706	3,977	5,729

Total	¥2,997,710	¥1,986,475	1,011,235	¥3,193,199	¥2,197,572	995,627

Intangible assets not subject to amortization:
Other			9,124			15,492	(1)

Total			¥1,020,359			¥1,011,119

Note:

(1)	Intangible assets not subject to amortization includes ¥7,268 million of mortgage servicing rights accounted for at fair value at March 31, 2018.

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

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2018 amounted to ¥242,017 million, which primarily consisted of ¥239,460 million of software and ¥2,200 million of customer relationships. The weighted average amortization periods for these assets are 5 years and 22 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2018 amounted to ¥28 million.

For the fiscal years ended March 31, 2016, 2017 and 2018, the MUFG Group recognized ¥117,726 million, ¥5,803 million and ¥21,900 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

The impairment loss for the fiscal year ended March 31, 2016 included a loss of ¥8,043 million relating to customer relationship under the Trust Asset Business Group segment. The fair value of the customer relationship was calculated based on the present value of expected future cash flows, which could be affected by the amount of the assets under management and fluctuation of the markets. Estimated future cash flows of the above

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customer relationship were readjusted downwards due to instability in bond markets and large fluctuations in foreign exchange markets. Accordingly, the MUFG Group reevaluated the fair value of the customer relationship and recognized an impairment loss. Also, for the fiscal year ended March 31, 2016, the MUFG Group recognized an impairment loss of ¥8,923 million related to software for internal use.

The impairment loss for the fiscal year ended March 31, 2016 included a loss of ¥99,981 million relating to a core deposit intangible acquired in connection with the merger with UFJ Holdings. The fair value of this core deposit intangible was calculated based on the present value of expected future cash flows in 2005. As a result of the negative interest rate policy by the Bank of Japan, estimated future cost savings became negative due to the decrease of the spread between the interest rate of the core deposit funding and the decreased alternative interest rate of the market funding, and the estimated future cash flows were revised downwards. Accordingly, the MUFG Group reevaluated the core deposit intangible and recognized an impairment loss.

The impairment loss for the fiscal year ended March 31, 2018 included a loss of ¥11,121 million relating to the foreign subsidiary’s customer relationships under the Trust Asset Business Group segment. The intangible assets were valued based on discounted expected future cash flows. The estimated future cash flows of the above customer relationships were revised downward due to a decrease in acquired customer base. Accordingly, the MUFG group revaluated the intangible assets and recognized impairment losses.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2019	¥250,234
2020	213,606
2021	171,934
2022	133,685
2023	90,383

7.	INCOME TAXES

Income before Income Tax Expense

Income before income tax expense by jurisdiction for the fiscal years ended March 31, 2016, 2017 and 2018 was as follows:

	2016	2017	2018
	(in millions)
Domestic income (loss)	¥735,128	¥(413,499)	¥803,057
Foreign income	427,542	686,042	858,762

Total	¥1,162,670	¥272,543	¥1,661,819

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Tax Expense (Benefit)

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2016, 2017 and 2018 was as follows:

	2016	2017	2018
	(in millions)
Current:
Domestic	¥293,337	¥176,415	¥180,109
Foreign	137,040	130,406	107,119

Total	430,377	306,821	287,228

Deferred:
Domestic	(22,019)	(217,485)	116,873
Foreign	(38,926)	5,117	3,722

Total	(60,945)	(212,368)	120,595

Income tax expense	369,432	94,453	407,823
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	(162,535)	20,237	120,588
Debt valuation adjustments (Note 14)	1,793	(3,926)	(960)
Derivatives qualifying for cash flow hedges	1,226	(9,443)	(4,421)
Defined benefit plans	(67,877)	48,504	50,774
Foreign currency translation adjustments	(43,988)	(1,957)	(34,527)

Total	(271,381)	53,415	131,454

Total	¥98,051	¥147,868	¥539,277

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

In the United States of America, on December 22, 2017, the Tax Cuts & Jobs Act was signed into law reducing the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reduction in the corporate income tax rate, the MUFG Group revalued its net deferred tax liabilities at March 31, 2018, resulting in a one-time tax benefit of ¥10,395 million.

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 33.9%, 31.5%, and 30.6% for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2016, 2017 and 2018 is as follows:

	2016	2017	2018
Combined normal effective statutory tax rate	33.9%	31.5%	30.6%
Nondeductible expenses	0.3	2.0	0.2
Impairment of goodwill	9.7	0.8	—
Foreign tax credit and payments	(1.9)	(9.6)	(1.7)
Lower tax rates applicable to income of subsidiaries	(0.2)	(0.2)	(0.4)
Change in valuation allowance	(4.0)	25.4	(3.0)
Nontaxable dividends received	(1.9)	(12.5)	(2.0)
Undistributed earnings of subsidiaries	0.7	3.5	0.7
Tax and interest expense for uncertainty in income taxes	0.0	(0.6)	0.0
Noncontrolling interest income (loss)	(0.1)	5.4	0.1
Effect of changes in tax laws	(4.3)	(9.8)	(0.6)
Other—net	(0.4)	(1.2)	0.6

Effective income tax rate	31.8%	34.7%	24.5%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2017 and 2018 were as follows:

	2017	2018
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥515,553	¥337,718
Operating loss carryforwards	156,040	167,355
Loans	13,345	3,483
Accrued liabilities and other	174,945	133,728
Premises and equipment, including sale-and-leaseback transactions	86,681	120,505
Derivative financial instruments	96,048	111,677
Valuation allowance	(268,490)	(215,130)

Total deferred tax assets	774,122	659,336

Deferred tax liabilities:
Investment securities (including trading account assets at fair value under the fair value option)	869,931	973,390
Intangible assets	66,692	52,396
Lease transactions	94,255	83,445
Defined benefit plans	8,483	15,484
Other	72,039	119,970

Total deferred tax liabilities	1,111,400	1,244,685

Net deferred tax assets (liabilities)	¥(337,278)	¥(585,349)

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

For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2017 and 2018 to the extent that it is more likely than not that they will not be realized.

For the fiscal year ended March 31, 2017, the MUFG Group recorded an additional valuation allowance of ¥60,208 million. This was mainly due to a decline in estimated future taxable income of a certain subsidiary resulting from the downturn in the consumer finance business. Management considered various factors, including the existence of significant amounts of operating loss carryforwards and cumulative operating results over the prior several years of the subsidiary as well as the outlook regarding prospective operating performance of the subsidiary, and determined that sufficient negative evidence existed as of March 31, 2017, to conclude that it was more likely than not that deferred tax assets would not be realizable.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2018, the MUFG Group released a valuation allowance of ¥53,360 million which was mainly due to the commencement of a certain subsidiary’s application of the consolidated corporate-tax system. Management believes that the net operating loss carryforwards related to Japanese corporate taxes will be fully utilized by the application of the consolidated corporate-tax system.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2017 and 2018, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥28,338 million and ¥38,358 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

Furthermore, under the Japanese tax law, 95% of a dividend received from a foreign company in which a domestic company has held generally at least 25% of the outstanding shares for a continuous period of six months or more ending on the date on which the dividend is declared can be excluded from the domestic company’s taxable income. Therefore, if undistributed earnings of certain foreign subsidiaries are repatriated through dividends, only 5% of the amount of dividends will be included in taxable income.

Operating Loss and Tax Credit Carryforwards

At March 31, 2018, the MUFG Group had operating loss carryforwards for corporate tax of ¥506,650 million and tax credit carryforwards of ¥37,096 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2019	¥2,295	¥800
2020	34,413	206
2021	11,698	200
2022	24,112	106
2023	66,993	106
2024	104,892	116
2025 and thereafter	242,696	31,758
No definite expiration date	19,551	3,804

Total	¥506,650	¥37,096

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertainty in Income Tax

The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions)
Balance at beginning of fiscal year	¥10,940	¥9,950	¥7,851
Gross amount of increases for current year’s tax positions	1,095	888	427
Gross amount of increases for prior years’ tax positions	162	1,014	6,642
Gross amount of decreases for prior years’ tax positions	—	(95)	(455)
Net amount of changes relating to settlements with tax authorities	(1,299)	(39)	(1,074)
Decreases due to lapse of applicable statutes of limitations	(296)	(3,437)	(253)
Foreign exchange translation and others	(652)	(430)	(221)

Balance at end of fiscal year	¥9,950	¥7,851	¥12,917

The total amounts of unrecognized tax benefits for the years ended March 31, 2016, 2017 and 2018 that, if recognized, would affect the effective tax rate are ¥1,065 million, ¥1,443 million and ¥6,518 million, respectively. The remainder of the uncertain tax positions have offsetting amounts in other jurisdictions or are temporary differences.

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions)
Balance at beginning of fiscal year	¥4,876	¥4,727	¥4,054
Total interest and penalties in the consolidated statements of income	201	(591)	694
Total cash settlements, foreign exchange translation and others	(350)	(82)	(184)

Balance at end of fiscal year	¥4,727	¥4,054	¥4,564

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2017 and forward
United States—Federal	2010 and forward
United States—California	2014 and forward
Thailand	2010 and forward
Indonesia	2017 and forward

The MUFG Group is currently under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. The unrecognized tax benefits will decrease since resolved items will be removed from the balance regardless of whether their resolution results in payment or recognition. It is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥4.0 billion during the next twelve months.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2018, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2018
(in millions)
Trading account securities	¥7,848,387
Investment securities	12,670,178
Loans	13,682,588
Other	54,155

Total	¥34,255,308

The above pledged assets were classified by type of liabilities to which they related as follows:

2018
(in millions)
Deposits	¥252,233
Call money and funds purchased	4,931
Payables under repurchase agreements and securities lending transactions	18,643,579
Other short-term borrowings and long-term debt	15,330,630
Other	23,935

Total	¥34,255,308

At March 31, 2018, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets with a combined carrying value of ¥20,661,314 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.

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

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2017 and 2018 the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,765,966 million and ¥2,679,482 million, respectively.

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

If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2018, the MUFG Group pledged ¥31,507 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2017 and 2018, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥26,850 billion and ¥25,358 billion, respectively, of which ¥18,420 billion and ¥17,738 billion, respectively, was sold or repledged.

At March 31, 2017 and 2018, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,663,945 million and ¥1,473,109 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,080,929 million and ¥1,158,053 million, respectively.

9.	DEPOSITS

The balances of time deposits, including CDs, issued in amounts of ¥10 million (approximately U.S.$ 94 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 30, 2018) or more with respect to domestic deposits and issued in amounts of U.S.$100,000 or more with respect to foreign deposits were ¥27,891,132 million and ¥22,944,072 million, respectively, at March 31, 2017, and ¥27,381,920 million and ¥22,386,612 million, respectively, at March 31, 2018.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturity information at March 31, 2018 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥34,905,906	¥21,978,687
Due after one year through two years	4,957,492	572,306
Due after two years through three years	3,103,698	251,116
Due after three years through four years	657,641	108,218
Due after four years through five years	590,870	121,550
Due after five years	840,071	31,462

Total	¥45,055,678	¥23,063,339

10.	CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2017 and 2018 is as follows:

	2017	2018
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥1,974,977	¥2,452,543
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.20%	0.31%

11.	DUE TO TRUST ACCOUNT

Mitsubishi UFJ Trust and Banking holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with Mitsubishi UFJ Trust and Banking which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2017 and 2018 is as follows:

	2017	2018
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥3,335,155	¥3,386,158
Weighted average interest rate on outstanding balance at end of fiscal year	0.00%	0.00%

12.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2017 and 2018, the MUFG Group had unused lines of credit for short-term financing amounting to ¥3,234,066 million and ¥5,142,206 million, respectively. The amounts principally consist of non-interest-bearing collateralized intraday overdraft lines and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other short-term borrowings at March 31, 2017 and 2018 were comprised of the following:

	2017	2018
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,080,838	¥1,094,487
Borrowings from the Bank of Japan	1,499,653	305,520
Borrowings from other financial institutions	262,985	243,968
Other	46,518	84,620

Total domestic offices	2,889,994	1,728,595

Foreign offices:
Commercial paper	4,675,653	4,275,278
Borrowings from other financial institutions	216,596	784,949
Short-term debentures	5,654	18,523
Other	182,549	73,917

Total foreign offices	5,080,452	5,152,667

Total	7,970,446	6,881,262
Less unamortized discount	925	138

Other short-term borrowings—net	¥7,969,521	¥6,881,124

Weighted average interest rate on outstanding balance at end of fiscal year	0.66%	1.29%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2017 and 2018 was comprised of the following:

	2017	2018
	(in millions)
MUFG:
Obligations under capital leases	¥15	¥1,973
Unsubordinated debt (1):
Fixed rate bonds, payable in US dollars, due 2021-2028, principally 2.19%-3.96%	1,265,620	1,737,809
Fixed rate bonds, payable in Euro, due 2021-2033, principally 0.40%-1.75%	23,958	230,629
Fixed rate bonds, payable in other currencies, due 2027, principally 3.77%-4.05%(2)	—	17,639
Floating rate bonds, payable in US dollars, due 2021-2023, principally 2.54%-3.89%	268,725	424,795

Total	1,558,303	2,410,872

Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2024-2030, principally 0.37%-1.39%	412,783	482,662
Adjustable rate bonds, payable in Japanese yen, due 2024-2028, principally 0.35%-0.66%	426,838	795,944
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 1.12%-4.42%	1,229,282	1,557,610
Adjustable rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.46%-0.50%	16,000	32,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 4.78%	1,500	1,500
Floating rate bonds, payable in Japanese yen, no stated maturity, principally 3.03%	3,500	3,500
Floating rate borrowings, payable in Japanese yen, due 2025-2027, principally 0.58%-0.79%	53,000	76,000
Floating rate borrowings, payable in Euro, no stated maturity, principally 1.73%	599	—
Floating rate borrowings, payable in other currencies, no stated maturity, principally 2.49%(2)	420	—

Total	2,143,922	2,949,716

Total	3,702,240	5,362,561

BK:
Obligations under capital leases	¥7,310	¥6,906
Obligation under sale-and-leaseback transactions	43,032	41,892
Unsubordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2018-2027, principally 0.22%-2.69%	472,300	346,800
Fixed rate bonds, payable in US dollars, due 2018-2048, principally 0.00%-4.70%	1,761,868	1,451,745
Fixed rate bonds, payable in Euro, due 2022-2037, principally 0.88%-2.06%	92,708	111,956
Fixed rate bonds, payable in other currencies, due 2021-2047, principally 0.00%-5.30%(2)	23,550	19,502
Fixed rate borrowings, payable in Japanese yen, due 2018-2028, principally 0.00%-0.25%	10,064,790	9,561,784
Fixed rate borrowings, payable in US dollars, due 2018, principally 7.49%	124	38
Fixed rate borrowings, payable in Euro, due 2026, principally 0.00%	479	1,044
Adjustable rate bonds, payable in US dollars, due 2030, principally 3.00%	1,122	1,062
Floating rate bonds, payable in US dollars, due 2018, principally 3.13%	145,847	53,120
Floating rate bonds, payable in other currencies, due 2017, principally 2.90%(2)	55,796	—
Floating rate borrowings, payable in US dollars, due 2018-2031, principally 1.53%-2.91%	1,075,494	1,071,239
Floating rate borrowings, payable in Euro, due 2021-2022, principally 0.00%-0.06%	20,885	20,150

Total	13,714,963	12,638,440

Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2019-2031, principally 1.31%-2.91%	706,677	520,350
Fixed rate borrowings, payable in Japanese yen, due 2022-2035, principally 0.38%-2.24%	230,400	98,400
Adjustable rate borrowings, payable in Japanese yen, due 2023-2028, principally 0.40%-2.86%	129,000	73,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.69%-4.78%	651,000	496,000
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 1.73%	2,995	—
Adjustable rate borrowings, payable in other currencies, no stated maturity, principally 2.49%(2)	2,101	—
Floating rate borrowings, payable in Japanese yen, due 2027, principally 0.16%	15,000	15,000

Total	1,737,173	1,202,750

Obligations under loan securitization transaction accounted for as secured borrowings due 2018-2077, principally 0.42%-3.89%	605,709	622,061

Total	16,108,187	14,512,049

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2017	2018
	(in millions)
Other subsidiaries:
Obligations under capital leases	¥9,348	¥9,835
Unsubordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2018-2042, principally 0.00%-6.20%	2,688,264	3,453,352
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2018-2037, principally 0.00%-8.00%	952,937	936,086
Fixed rate bonds and notes, payable in Euro, due 2020-2022, principally 1.10%-1.28%	1,079	2,619
Fixed rate bonds and notes, payable in Thai baht, due 2018-2024, principally 0.01%-9.00%	308,804	330,814
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2018-2037, principally 0.50%-15.33%(2)	166,346	190,567
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2018-2048, principally 0.00%-20.00%	1,269,910	1,342,318
Floating rate borrowings, bonds and notes, payable in US dollars, due 2018-2027, principally 0.00%-38.00%	217,469	186,515
Floating rate bonds and notes, payable in Euro, due 2018, principally 1.00%	266	—
Floating rate borrowings, bonds and notes, payable in other currencies, due 2018-2020, principally 1.43%-9.63%(2)	2,761	5,420

Total	5,607,836	6,447,691

Subordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2018-2030, principally 0.65%-2.89%	378,548	364,326
Fixed rate bonds and notes, payable in US dollars, due 2019-2027, principally 7.50%-10.85%	1,710	1,661
Fixed rate bonds and notes, payable in Thai baht, due 2020-2027, principally 3.40%-3.90%	80,560	144,900
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2021, principally 0.00%(2)	6,847	7,428
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 3.50%	104,500	104,500
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2018-2021, principally 0.45%-0.73%	112,985	72,493
Floating rate borrowings, bonds and notes, payable in US dollars, due 2019-2036, principally 3.29%-10.44%	5,393	5,250

Total	690,543	700,558

Obligations under loan securitization transaction accounted for as secured borrowings due 2018-2020, principally 0.23%-2.32%	26,831	50,551

Total	6,334,558	7,208,635

Total	26,144,985	27,083,245

Debt Issuance Cost	¥(13,458)	¥(13,689)

Total	¥26,131,527	¥27,069,556

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as Australian dollars, British pounds, Indonesian rupiah, Brazilian real, Russian ruble, etc, have been summarized into the “other currencies” classification.
(3)	The table above reflects changes in presentation that were made to long-term repurchase agreements at March 31, 2017. Payables under long-term repurchase agreements are included in Payables under repurchase agreements in the accompanying consolidated balance sheets. See Note 1 for further information.

The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2017 and 2018.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2018:

	MUFG	BK	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2019	¥415	¥1,549,014	¥1,452,406	¥3,001,835
2020	407	1,068,804	1,500,799	2,570,010
2021	346,342	7,827,519	1,397,405	9,571,266
2022	444,581	1,458,833	1,016,093	2,919,507
2023	620,845	339,743	394,862	1,355,450
2024 and thereafter	3,949,971	2,268,136	1,447,070	7,665,177

Total	¥5,362,561	¥14,512,049	¥7,208,635	¥27,083,245

New Issuances of Bonds for Basel III

For the fiscal year ended March 31, 2018, the MUFG Group issued to institutional investors in Japan ¥320,000 million aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable or when the MUFG Group becomes subject to bankruptcy proceedings.

For the fiscal year ended March 31, 2018, the MUFG Group issued $7,680 million, €1,570 million and AU$216 million of the bonds with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) to global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board (“FSB”). Under the FSB’s TLAC standard, the MUFG Group is required to hold TLAC debt in an amount not less than 16% of risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022.

13.	SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The MUFG Group has funded non-contributory defined benefit pension plans, which cover substantially all of its employees and mainly provide for lifetime annuity payments commencing at age 65 (“pension benefits”) based on eligible compensation at the time of severance, rank, years of service and other factors.

MUFG Bank and certain domestic subsidiaries, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and some subsidiaries of MUFG have non-contributory Corporate Defined Benefit Pension plans which provide benefits to all their domestic employees.

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

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2016, 2017 and 2018 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2016	2017	2018	2016		2017		2018
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥47,739	¥49,057	¥47,064	¥14,842	¥1,409	¥13,107	¥990	¥10,169	¥676
Interest cost on projected benefit obligation	16,529	12,308	14,383	18,120	1,843	15,287	1,229	15,359	1,079
Expected return on plan assets	(59,461)	(60,255)	(68,432)	(30,486)	(2,341)	(29,339)	(2,047)	(32,110)	(2,122)
Amortization of net actuarial loss	7,698	17,764	7,309	11,743	1,810	12,707	1,366	8,847	1,124
Amortization of prior service cost	(7,613)	(6,348)	(1,094)	(2,307)	(927)	(2,045)	(1,534)	(3,090)	(2,775)
Loss (gain) on settlements and curtailment	(1,168)	(1,765)	(4,394)	11	—	(208)	—	52	—

Net periodic benefit cost (income)	¥3,724	¥10,761	¥(5,164)	¥11,923	¥1,794	¥9,509	¥4	¥(773)	¥(2,018)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2016	2017	2018	2016		2017		2018
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	0.93%	0.68%	0.82%	3.87%	3.83%	3.90%	3.03%	3.52%	3.61%
Discount rates in determining benefit obligation	0.68	0.82	0.76	4.17	4.09	3.81	3.86	3.38	3.43
Rates of increase in future compensation level for determining expense	3.23	3.23	3.23	4.65	—	4.65	—	4.65	—
Rates of increase in future compensation level for determining benefit obligation	3.23	3.23	3.21	4.65	—	4.65	—	4.65	—
Expected rates of return on plan assets	2.60	2.75	2.87	6.81	7.50	6.80	7.50	6.71	7.50

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	MUAH		Other than MUAH
	2017(1)	2018(1)	2017(1)	2018(1)
Initial trend rate	4.64%	4.44%	7.50%	7.00%
Ultimate trend rate	3.96%	3.94%	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2026	2026	2026	2026

	MUAH		Other than MUAH
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥226	¥(226)	¥44	¥(35)
Effect on postretirement benefit obligation	3,729	(3,164)	779	(616)

Note:

(1)	Fiscal years of MUFG Americas Holdings and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2016 and 2017, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2017 and 2018:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2017	2018	2017		2018
	Non-contributory pension benefits and SIP	Non-contributory pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,850,847	¥1,793,848	¥470,578	¥46,061	¥478,463	¥35,222
Service cost	49,057	47,064	13,107	990	10,169	676
Interest cost	12,308	14,383	15,287	1,229	15,359	1,079
Plan participants’ contributions	—	—	13	866	28	455
Acquisitions/ Divestitures	(192)	(29)	—	—	—	—
Amendments	654	—	(8,311)	(8,562)	—	—
Actuarial loss (gain)	(35,868)	49,678	26,295	(489)	25,519	506
Benefits paid	(67,038)	(67,913)	(16,359)	(3,182)	(19,388)	(2,520)
Lump-sum payment	(15,920)	(15,237)	(724)	—	(861)	—
Translation adjustments and other	—	—	(21,423)	(1,691)	(7,233)	(1,071)

Benefit obligation at end of fiscal year	1,793,848	1,821,794	478,463	35,222	502,056	34,347

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,200,033	2,346,310	457,989	30,653	477,479	30,339
Actual return on plan assets	159,287	250,704	35,040	1,902	75,824	4,890
Employer contributions	54,000	74,181	21,648	1,099	16,969	190
Acquisitions/ Divestitures	28	47	—	—	—	—
Plan participants’ contributions	—	—	13	866	28	455
Benefits paid	(67,038)	(67,913)	(16,359)	(3,182)	(19,388)	(2,520)
Translation adjustments and other	—	—	(20,852)	(999)	(8,266)	(888)

Fair value of plan assets at end of fiscal year	2,346,310	2,603,329	477,479	30,339	542,646	32,466

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥569,218	¥798,849	¥43,405	¥—	¥83,578	¥2,552
Accrued benefit cost	(16,756)	(17,314)	(44,389)	(4,883)	(42,988)	(4,433)

Net amount recognized	¥552,462	¥781,535	¥(984)	¥(4,883)	¥40,590	¥(1,881)

The aggregated accumulated benefit obligations of these plans at March 31, 2017 and 2018 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2017	2018	2017	2018
	(in millions)
Aggregated accumulated benefit obligations	¥1,758,736	¥1,784,837	¥457,591	¥475,522

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2017 and 2018 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2017	2018	2017	2018
	(in millions)
Projected benefit obligations	¥21,625	¥22,445	¥90,315	¥62,511
Accumulated benefit obligations	21,625	22,445	80,258	52,012
Fair value of plan assets	4,988	5,272	45,925	19,521

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2016, 2017 and 2018 were ¥7,428 million, ¥7,722 million and ¥10,153 million, respectively.

The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2017 and 2018:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2017	2018	2017		2018
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥271,164	¥135,656	¥143,070	¥11,229	¥111,820	¥7,449
Prior service cost	(7,763)	(6,669)	(21,710)	(9,370)	(17,936)	(6,237)

Gross amount recognized in Accumulated OCI	263,401	128,987	121,360	1,859	93,884	1,212
Taxes	(122,871)	(81,747)	(47,387)	(534)	(25,251)	(358)

Net amount recognized in Accumulated OCI	¥140,530	¥47,240	¥73,973	¥1,325	¥68,633	¥854

The following table presents OCI for the fiscal years ended March 31, 2017 and 2018:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2017	2018	2017		2018
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(134,902)	¥(132,593)	¥20,461	¥(330)	¥(18,165)	¥(2,262)
Prior service cost arising during the year	654	—	(8,311)	(8,562)	—	—
Losses (gains) due to amortization:
Net actuarial loss	(17,764)	(7,309)	(12,707)	(1,366)	(8,847)	(1,124)
Prior service cost	6,348	1,094	2,045	1,534	3,090	2,775
Curtailment and settlement	1,765	4,394	208	—	(52)	—
Foreign currency translation adjustments	—	—	(3,910)	(779)	(3,502)	(36)

Total changes in Accumulated OCI	¥(143,899)	¥(134,414)	¥(2,214)	¥(9,503)	¥(27,476)	¥(647)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected amounts that will be amortized from Accumulated OCI as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2019:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥1,419	¥10,592	¥693
Prior service cost	(1,274)	(3,107)	(2,046)

Total	¥145	¥7,485	¥(1,353)

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

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2018 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	41.3%	0.3%	—%
Japanese debt securities	32.0	—	—
Non-Japanese equity securities	14.2	57.4	70.0
Non-Japanese debt securities	8.3	30.4	30.0
Real estate	1.5	9.9	—
Short-term assets	2.7	2.0	—

Total	100.0%	100.0%	100.0%

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2019 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥75.2 billion
For the pension benefits of foreign offices and subsidiaries	2.6 billion
For the other benefits of foreign offices and subsidiaries	0.5 billion

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2019	¥84,208	¥20,888	¥1,933
2020	81,662	22,113	2,018
2021	81,591	23,033	2,090
2022	81,714	23,771	2,145
2023	81,370	25,343	2,199
Thereafter (2024-2028)	401,939	171,865	10,761

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

The following table presents the fair value of each major category of plan assets as of March 31, 2017 and 2018:

Pension benefits and SIP Investments:

At March 31, 2017	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥137,201	¥—	¥—	¥137,201	¥—	¥—	¥—	¥—
Non-Japanese government bonds	14,817	2,411	—	17,228	16,161	3,811	—	19,972
Other debt securities	211	1,858	208	2,277	—	67,956	—	67,956
Japanese marketable equity securities	810,772	—	—	810,772	856	—	—	856
Non-Japanese marketable equity securities	33,385	287	—	33,672	37,986	682	—	38,668
Other investment funds	—	—	206	206	83,868	10,042	—	93,910	(2)
Japanese general account of life insurance companies(1)	—	225,921	—	225,921	—	—	—	—
Other investments	3,423	22,582	—	26,005	48	2,704	760	3,512

Total	¥999,809	¥253,059	¥414	¥1,253,282	¥138,919	¥85,195	¥760	¥224,874

At March 31, 2018	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥139,847	¥—	¥—	¥139,847	¥—	¥—	¥—	¥—
Non-Japanese government bonds	15,552	944	—	16,496	17,945	4,081	—	22,026
Other debt securities	201	3,482	1,071	4,754	—	81,968	—	81,968
Japanese marketable equity securities	934,691	—	—	934,691	887	—	—	887
Non-Japanese marketable equity securities	71,729	255	—	71,984	42,166	815	—	42,981
Other investment funds	—	—	—	—	99,798	9,997	—	109,795	(2)
Japanese general account of life insurance companies(1)	—	225,925	—	225,925	—	—	—	—
Other investments	3,485	23,195	—	26,680	2	4,867	155	5,024

Total	¥1,165,505	¥253,801	¥1,071	¥1,420,377	¥160,798	¥101,728	¥155	¥262,681

Notes:

(1)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.25% from April 1, 2016 to March 31, 2017 and 1.24% from April 1, 2017 to March 31, 2018.
(2)	Other investment funds of the foreign offices and subsidiaries include mutual funds and real estate funds of ¥79,763 million and ¥310 million, respectively, which were held by MUFG Americas Holdings at December 31, 2016 and ¥93,821 million and ¥516 million, respectively, at December 31, 2017.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2017 and 2018:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2017		2018		2017		2018
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥101,958		¥83,205		¥—		¥—
Japanese debt securities	222,785		252,730		—		—
Non-Japanese marketable equity securities	187,939		151,893		—		—
Non-Japanese debt securities	84,199		100,998		—		—
Other	113,519		135,275		—		—

Total pooled funds	710,400		724,101		—		—

Other investment funds	382,628	(1)	458,851	(1)	252,605	(2)	279,965	(2)

Total	¥1,093,028		¥1,182,952		¥252,605		¥279,965

Notes:

(1)	Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥358,584 million and ¥13,550 million, respectively, at March 31, 2017 and ¥433,221 million and ¥13,664 million, respectively, at March 31, 2018.
(2)	Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of ¥54,689 million, ¥40,779 million and ¥138,987 million, respectively, at March 31, 2017 and ¥63,088 million, ¥40,205 million and ¥158,249 million, respectively, at March 31, 2018.

Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥1,523 million (0.05% of plan assets) of debt securities issued by the MUFG Group at March 31, 2017 and ¥982 million (0.03% of plan assets) at March 31, 2018, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥8,169 million (0.29% of plan assets) of common stock issued by the MUFG Group at March 31, 2017 and ¥7,596 million (0.24% of plan assets) at March 31, 2018, respectively.

Other post retirement plan investments:

	Foreign offices and subsidiaries
	2017				2018
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Non-Japanese government bonds	¥2,516	¥—	¥—	¥2,516	¥2,523	¥—	¥—	¥2,523
Other debt securities	—	5,219	—	5,219	—	5,797	—	5,797
Non-Japanese marketable equity securities	—	18	—	18	—	7	—	7
Other investment funds(1)	14,294	—	—	14,294	6,082	—	—	6,082
Other investments	2	6	—	8	1	264	—	265

Total	¥16,812	¥5,243	¥—	¥22,055	¥8,606	¥6,068	¥—	¥14,674

Note:

(1)	Other investment funds mainly consist of mutual funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2017 and 2018:

	Foreign offices and subsidiaries
Assets category	2017	2018
	(in millions)
Other investment funds(1)	¥8,284	¥17,792

Total	¥8,284	¥17,792

Note:

(1)	Other investment funds of the foreign offices and subsidiaries include mutual funds, common collective funds and pooled separate accounts with variable life insurance policies of ¥441 million, ¥2,298 million and ¥5,545 million, respectively, which were held by MUFG Americas Holdings at December 31, 2016 and ¥553 million, ¥11,332 million and ¥5,907 million, respectively, at December 31, 2017.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2017 and 2018:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2016	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2017
	(in millions)
Other debt securities	¥5,927	¥(669)	¥4	¥(5,054)	¥—	¥—	¥208
Other investment funds	537	1	1	(333)	—	—	206

Total	¥6,464	¥(668)	¥5	¥(5,387)	¥—	¥—	¥414

	Foreign offices and subsidiaries
Assets category	March 31, 2016	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2017
	(in millions)
Other investments	¥985	¥—	¥(34)	¥(191)	¥—	¥—	¥760

Total	¥985	¥—	¥(34)	¥(191)	¥—	¥—	¥760

	Domestic subsidiaries
Assets category	March 31, 2017	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2018
	(in millions)
Other debt securities	¥208	¥(6)	¥(18)	¥887	¥—	¥—	¥1,071
Other investment funds	206	36	—	(242)	—	—	—

Total	¥414	¥30	¥(18)	¥645	¥—	¥—	¥1,071

	Foreign offices and subsidiaries
Assets category	March 31, 2017	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2018
	(in millions)
Other investments	¥760	¥51	¥(2)	¥(654)	¥—	¥—	¥155

Total	¥760	¥51	¥(2)	¥(654)	¥—	¥—	¥155

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2016, 2017 and 2018 was ¥16,254 million, ¥15,636 million and ¥17,413 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2017 and 2018 were as follows:

	2017	2018
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥546,747	¥1,017,194
Other	1,043,766	1,190,885
Investments in equity method investees	2,199,706	2,219,196
Prepaid benefit cost (Note 13)	612,623	884,979
Cash collateral pledged for derivative transactions (Note 8)	1,663,945	1,473,109
Cash collateral for the use of Bank of Japan’s settlement infrastructure(1)	207,498	851,066
Other	2,440,258	3,029,635

Total	¥8,714,543	¥10,666,064

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥646,638	¥1,247,652
Other	1,322,498	1,357,387
Deferred tax liabilities	413,730	654,053
Allowance for off-balance sheet credit instruments	178,118	81,739
Accrued benefit cost (Note 13)	66,028	64,735
Guarantees and indemnifications	38,904	41,349
Cash collateral received for derivative transactions (Note 8)	1,080,929	1,158,053
Accrued and other liabilities	3,008,320	2,802,445

Total	¥6,755,165	¥7,407,413

Note:
(1)	Certain reclassifications have been made to prior period to conform to the current presentation.

Investments in equity method investees include marketable equity securities carried at ¥1,602,702 million and ¥1,627,896 million at March 31, 2017 and 2018, respectively. Corresponding aggregated market values were ¥2,701,170 million and ¥3,186,618 million, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥1,178,919 million and ¥1,206,998 million at March 31, 2017 and 2018, respectively. As of March 31, 2018, the MUFG Group held approximately 24.35% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥172,424 million and ¥174,459 million at March 31, 2017 and 2018, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥681 million, ¥5,465 million and ¥29,442 million for the fiscal years ended March 31, 2016, 2017 and 2018 respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized Financial Information of the MUFG Group’s Equity Method Investees

Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2017 and 2018, and for each of the three years ended March 31, 2018 is as follows:

	2017(1)	2018
	(in billions)
Trading assets	¥31,900	¥29,008
Securities purchased under agreements to resell	11,760	8,525
Securities borrowed	12,543	14,431
Total assets	93,386	91,207
Deposits	17,065	17,043
Customer and other payables	21,265	20,709
Borrowings	19,500	20,713
Total liabilities	84,514	82,762
Noncontrolling interests	130	155

Note:

(1)	Certain reclassifications have been made to prior period to conform to the current presentation.

	2016	2017	2018
	(in billions)
Net revenues	¥3,961	¥3,939	¥4,354
Total non-interest expenses	3,076	2,871	3,133
Income from continuing operations before income taxes	885	1,068	1,221
Net income applicable to Morgan Stanley	585	730	759

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

In addition, Morgan Stanley early adopted the new accounting guidance on “Targeted Improvements to Accounting for Hedging Activities” on January 1, 2018. This resulted in recording a cumulative catch-up adjustment by Morgan Stanley, decreasing the MUFG Group’s proportionate share of Retained earnings as reflected on the MUFG Group’s consolidated statement of equity.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2017 and 2018, and for each of the three years ended March 31, 2018 is as follows:

	2017	2018
	(in billions)
Net loans	¥13,405	¥14,343
Total assets	24,273	26,008
Deposits	6,946	7,783
Total liabilities	19,678	21,209
Noncontrolling interests	841	1,009

	2016	2017	2018
	(in billions)
Total interest income	¥661	¥777	¥901
Total interest expense	222	252	329
Net interest income	439	525	572
Provision for credit losses	92	97	136
Income before income tax expense	171	147	337
Net income	117	97	229

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2017 and 2018, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2017	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥18,835	¥—	¥18,835	¥(15,053)	¥(726)	¥3,056
Receivables under resale agreements	11,044	(2,856)	8,188	(7,461)	(11)	716
Receivables under securities borrowing transactions	11,003	—	11,003	(10,880)	(9)	114

Total	¥40,882	¥(2,856)	¥38,026	¥(33,394)	¥(746)	¥3,886

Financial liabilities:
Derivative liabilities	¥18,562	¥—	¥18,562	¥(15,063)	¥(1,229)	¥2,270
Payables under repurchase agreements	20,549	(2,856)	17,693	(17,489)	(11)	193
Payables under securities lending transactions	5,549	—	5,549	(5,526)	(8)	15
Obligations to return securities received as collateral	3,516	—	3,516	(492)	—	3,024

Total	¥48,176	¥(2,856)	¥45,320	¥(38,570)	¥(1,248)	¥5,502

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
At March 31, 2018				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥12,585	¥—	¥12,585	¥(9,664)	¥(832)	¥2,089
Receivables under resale agreements	8,825	(3,099)	5,726	(5,171)	(17)	538
Receivables under securities borrowing transactions	9,305	(36)	9,269	(9,208)	(1)	60

Total	¥30,715	¥(3,135)	¥27,580	¥(24,043)	¥(850)	¥2,687

Financial liabilities:
Derivative liabilities	¥11,877	¥—	¥11,877	¥(9,631)	¥(1,126)	¥1,120
Payables under repurchase agreements	21,169	(3,034)	18,135	(17,890)	(31)	214
Payables under securities lending transactions	8,206	(36)	8,170	(8,139)	(12)	19
Obligations to return securities received as collateral	3,177	—	3,177	(1,072)	—	2,105

Total	¥44,429	¥(3,070)	¥41,359	¥(36,732)	¥(1,169)	¥3,458

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS

The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2017 and 2018. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign governments and official institutions bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2017
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,309	¥13,455	¥3,083	¥1,702	¥20,549
Payables under securities lending transactions	1,811	1,970	1,768	—	5,549
Obligations to return securities received as collateral	3,329	102	85	—	3,516

Total	¥7,449	¥15,527	¥4,936	¥1,702	¥29,614

	March 31, 2018
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,290	¥14,328	¥2,004	¥2,547	¥21,169
Payables under securities lending transactions	4,647	2,343	1,216	—	8,206
Obligations to return securities received as collateral	2,855	202	120	—	3,177

Total	¥9,792	¥16,873	¥3,340	¥2,547	¥32,552

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Secured borrowing by the class of collateral pledged at March 31, 2017 and 2018 was as follows:

	March 31, 2017
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,975	¥5,030	¥2,020	¥10,025
Foreign governments and official institutions bonds	13,195	—	1,101	14,296
Corporate bonds	636	1	117	754
Residential mortgage-backed securities	3,401	—	—	3,401
Other debt securities	205	—	3	208
Marketable equity securities	104	518	275	897
Others	33	—	—	33

Total	¥20,549	¥5,549	¥3,516	¥29,614

	March 31, 2018
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,462	¥7,085	¥1,242	¥10,789
Foreign governments and official institutions bonds	14,316	36	1,344	15,696
Corporate bonds	570	—	84	654
Residential mortgage-backed securities	3,567	—	—	3,567
Other debt securities	121	—	—	121
Marketable equity securities	123	1,085	507	1,715
Others	10	—	—	10

Total	¥21,169	¥8,206	¥3,177	¥32,552

17.	PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2018.

All classes of preferred stock are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MUFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of all classes of preferred stock have the right to receive a liquidation distribution at ¥2,500 and do not have the right to participate in any further liquidation distributions.

As of March 31, 2016, 2017 and 2018, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	2016	2017	2018
	(shares)
Balance at beginning of fiscal year	14,168,853,820	14,168,853,820	14,168,853,820
Retirement of shares of common stock	—	—	(268,825,800)

Balance at end of fiscal year	14,168,853,820	14,168,853,820	13,900,028,020

Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by MUFG Bank and Mitsubishi UFJ Trust and Banking at March 31, 2018, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.

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

From May 16, 2017 to June 21, 2017 MUFG repurchased 141,158,900 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2017. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 200,000,000 shares, which represents the equivalent of 1.49% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On July 20, 2017, MUFG cancelled all the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2017.

From November 15, 2017 to December 22, 2017, MUFG repurchased 127,666,900 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion, in aggregate, in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2017. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 200,000,000 shares, which

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

represents the equivalent of 1.50% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On January 22, 2018, MUFG cancelled all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2017.

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2018, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from the MUFG’s shareholders’ equity.

19.	RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Companies Act, Japanese banks, including MUFG Bank and Mitsubishi UFJ Trust and Banking, are required to comply with the Banking Law of Japan (the “Banking Law”).

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

Under the Companies Act, Japanese companies, including MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking, are permitted, primarily pursuant to a resolution by the shareholders at a general meeting, to transfer legal capital surplus and legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Companies Act and Banking Law at the company’s discretion.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Banking Law

Under the Banking Law, Japanese banks, including MUFG Bank and Mitsubishi UFJ Trust and Banking, were permitted, pursuant to a resolution by the shareholders at a general meeting, to set aside a legal reserve as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Companies Act.

Unappropriated Retained Earnings and Dividends

In addition to the provision that requires an appropriation for legal reserve as described above, the Companies Act and the Banking Law impose certain limitations on the amount available for dividends.

Under the Companies Act, the amount available for dividends is based on the amount recorded in MUFG’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in MUFG’s general books of account, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Companies Act. Under the Banking Law, MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking have to meet the minimum capital adequacy requirements and distributions of retained earnings of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements.

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

MUFG’s amount available for dividends, at March 31, 2018, was ¥4,515,486 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of fiscal year	¥2,304,555	¥1,995,314	¥2,032,807
Net change during the fiscal year	(309,241)	31,984	244,249
Effect of adopting new guidance by a foreign affiliated company	—	—	118
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	—	5,509	—
Effect of adopting new guidance on reclassification on certain tax effects (Note 1)	—	—	(6,828)

Balance at end of fiscal year	¥1,995,314	¥2,032,807	¥2,270,346

Net debt valuation adjustments (Note 14):
Balance at beginning of fiscal year	¥—	¥(2,080)	¥(10,632)
Net change during the fiscal year	3,505	(8,552)	(2,178)
Effect of adopting new guidance by a foreign affiliated company	(5,585)	—	—
Effect of adopting new guidance on reclassification on certain tax effects (Note 1)	—	—	(3,678)

Balance at end of fiscal year	¥(2,080)	¥(10,632)	¥(16,488)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥2,708	¥4,516	¥(8,729)
Net change during the fiscal year	1,808	(13,245)	(7,025)
Effect of adopting new guidance on reclassification on certain tax effects (Note 1)	—	—	(3,496)

Balance at end of fiscal year	¥4,516	¥(8,729)	¥(19,250)

Defined benefit plans:
Balance at beginning of fiscal year	¥(187,640)	¥(317,422)	¥(214,062)
Net change during the fiscal year	(129,782)	103,360	109,012
Effect of adopting new guidance on reclassification on certain tax effects (Note 1)	—	—	(14,543)

Balance at end of fiscal year	¥(317,422)	¥(214,062)	¥(119,593)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥947,632	¥620,931	¥482,039
Net change during the fiscal year	(326,701)	(137,256)	(119,213)
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	—	(1,636)	—
Effect of adopting new guidance on reclassification on certain tax effects (Note 1)	—	—	(526)

Balance at end of fiscal year	¥620,931	¥482,039	¥362,300

Balance at end of fiscal year	¥2,301,259	¥2,281,423	¥2,477,315

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016			2017			2018
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥(172,382)	¥81,568	¥(90,814)	¥307,476	¥(107,082)	¥200,394	¥631,154	¥(204,916)	¥426,238
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(239,934)	80,967	(158,967)	(274,278)	86,845	(187,433)	(280,258)	84,328	(195,930)

Net change	(412,316)	162,535	(249,781)	33,198	(20,237)	12,961	350,896	(120,588)	230,308
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			59,460			(19,023)			(13,941)

Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			(309,241)			31,984			244,249

Net debt valuation adjustments (Note 14):
Net debt valuation adjustments	6,005	(2,032)	3,973	(12,693)	3,994	(8,699)	(3,555)	1,088	(2,467)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(707)	239	(468)	215	(68)	147	417	(128)	289

Net change	5,298	(1,793)	3,505	(12,478)	3,926	(8,552)	(3,138)	960	(2,178)
Net debt valuation adjustments attributable to noncontrolling interests			—			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			3,505			(8,552)			(2,178)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	23,633	(9,320)	14,313	(4,321)	2,041	(2,280)	(3,430)	1,571	(1,859)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(20,599)	8,094	(12,505)	(18,367)	7,402	(10,965)	(8,016)	2,850	(5,166)

Net change	3,034	(1,226)	1,808	(22,688)	9,443	(13,245)	(11,446)	4,421	(7,025)
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—			—

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			1,808			(13,245)			(7,025)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2016			2017			2018
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Defined benefit plans:
Defined benefit plans	(209,209)	72,115	(137,094)	131,971	(41,852)	90,119	154,708	(48,537)	106,171
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	9,839	(4,238)	5,601	20,105	(6,652)	13,453	5,904	(2,237)	3,667

Net change	(199,370)	67,877	(131,493)	152,076	(48,504)	103,572	160,612	(50,774)	109,838
Defined benefit plans attributable to noncontrolling interests			(1,711)			212			826

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(129,782)			103,360			109,012

Foreign currency translation adjustments:
Foreign currency translation adjustments	(396,995)	43,109	(353,886)	(148,460)	2,424	(146,036)	(137,811)	32,767	(105,044)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(3,670)	879	(2,791)	3,293	(467)	2,826	(1,494)	1,760	266

Net change	(400,665)	43,988	(356,677)	(145,167)	1,957	(143,210)	(139,305)	34,527	(104,778)
Foreign currency translation adjustments attributable to noncontrolling interests			(29,976)			(5,954)			14,435

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(326,701)			(137,256)			(119,213)

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥(760,411)			¥(23,709)			¥224,845

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(267,240)	¥(307,041)	¥(287,279)	Investment securities gains—net
Impairment losses on investment securities	22,885	32,744	6,759	Investment securities gains—net
Other	4,421	19	262

	(239,934)	(274,278)	(280,258)	Total before tax
	80,967	86,845	84,328	Income tax expense

	¥(158,967)	¥(187,433)	¥(195,930)	Net of tax

Net debt valuation adjustments (Note 14)	¥(707)	¥215	¥417	Equity in earnings of equity method investees—net

	(707)	215	417	Total before tax
	239	(68)	(128)	Income tax expense

	¥(468)	¥147	¥289	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(20,338)	¥(18,332)	¥(7,782)	Interest income on Loans, including fees
Other	(261)	(35)	(234)

	(20,599)	(18,367)	(8,016)	Total before tax
	8,094	7,402	2,850	Income tax expense

	¥(12,505)	¥(10,965)	¥(5,166)	Net of tax

Defined benefit plans
Net actuarial loss(1)	¥21,251	¥31,837	¥17,280
Prior service cost(1)	(10,847)	(9,927)	(6,959)
Loss (gain) on settlements and curtailment, and other(1)	(565)	(1,805)	(4,417)

	9,839	20,105	5,904	Total before tax
	(4,238)	(6,652)	(2,237)	Income tax expense

	¥5,601	¥13,453	¥3,667	Net of tax

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2016	2017	2018
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Foreign currency translation adjustments	¥(4,270)	¥(39)	¥(5,743)	Other non-interest income
	600	3,332	4,249	Other non-interest expenses

	(3,670)	3,293	(1,494)	Total before tax
	879	(467)	1,760	Income tax expense

	¥(2,791)	¥2,826	¥266	Net of tax

Total reclassifications for the period	¥(255,071)	¥(269,032)	¥(283,447)	Total before tax
	85,941	87,060	86,573	Income tax expense

	¥(169,130)	¥(181,972)	¥(196,874)	Net of tax

Note:

(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 13 for more information.

21.	NONCONTROLLING INTERESTS

Deconsolidation of Subsidiaries

The gains and losses due to deconsolidation of subsidiaries were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively, in the accompanying consolidated statements of income. The amount of net gains was ¥3,261 million for the fiscal year ended March 31, 2016, the amount of net losses was ¥2,848 million for the fiscal year ended March 31, 2017 and the amount of net gains was ¥4,448 million for the fiscal year ended March 31, 2018, respectively.

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥802,332	¥202,680	¥1,228,160
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	—	—	(34,751)
Other	(1,630)	(429)	8,006

Net transfers to the noncontrolling interest shareholders	(1,630)	(429)	(26,745)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥800,702	¥202,251	¥1,201,415

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	REGULATORY CAPITAL REQUIREMENTS

Japan

MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which they operate. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on MUFG’s consolidated financial statements.

In Japan, MUFG, MUFG Bank, and Mitsubishi UFJ Trust and Banking are subject to regulatory capital requirements promulgated by the Financial Services Agency of Japan (“FSA”) in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with their foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations conducted by their foreign offices.

The Basel Committee on Banking Supervision (“BCBS”) of the Bank for International Settlements (“BIS”) sets capital adequacy standards for all internationally active banks to ensure minimum levels of capital.

The Basel Committee revised the 1988 Accord (“Basel I”) in June 2004 and released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (“Basel II”). In addition, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2017 and 2018 in accordance with Basel III.

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

With approval from the FSA, MUFG and most of its major subsidiaries adopt AIRB to calculate capital requirements for credit risk, adopt the AMA to calculate capital requirements for operational risk, as for market risk, adopt the Internal Models Approach mainly to calculate general market risk and adopt the Standardized Measurement Method to calculate specific risk.

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

On the other hand, as for the numerator of the capital ratio, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing applicable capital components by risk-weighted assets. Tier 1 capital is redefined, and consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of common stock, capital surplus, retained earnings, and Accumulated OCI. Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined-benefit pension fund assets will be deducted from Common Equity Tier 1. The amount of adjustments to be deducted will increase progressively over time. Additional Tier 1 capital generally consists of Basel III compliant preferred securities, other capital that meets Tier 1 requirements under Basel II standards, and net of regulatory adjustments. Subject to transitional measures, adjustments are made to Additional Tier 1 capital for items

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including intangible fixed assets, such as goodwill, and foreign currency translation adjustments, with the amounts of such adjustments to Additional Tier 1 capital progressively decreasing over time. Tier 2 capital generally consists of Basel III compliant deferred obligations, such as subordinated debts, capital that meet Tier 2 requirements under Basel II standards, certain allowances for credit losses and noncontrolling interests in subsidiaries’ Tier 2 instruments. Subject to transitional measures, certain items including 45% of unrealized profit on Available-for-sale securities and revaluation of land are deducted from Tier 2 capital with the deduction amounts progressively decreasing over time. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

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

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systematically Important Bank (“G-SIB”), as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements are currently being phased in and, as of March 31, 2018, MUFG is required to maintain a capital conservation buffer of 1.875%, a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.01% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. When fully implemented on March 31, 2019, MUFG will be required to maintain a capital conservation buffer of 2.5%, a countercyclical buffer of up to 2.5%, and a G-SIB surcharge of 1.5%, assuming MUFG will be in Bucket 2 of the G-SIB list.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-adjusted capital amounts and ratios of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2017:
Total capital (to risk-weighted assets):
MUFG(1)	¥18,076,158	15.85%	¥11,398,640	10.00%
BK	14,053,431	15.28	7,356,801	8.00
TB	2,406,555	19.80	971,933	8.00
Tier1 capital (to risk-weighted assets):
MUFG(1)	15,232,491	13.36	9,118,912	8.00
BK	11,680,740	12.70	5,517,601	6.00
TB	2,058,449	16.94	728,950	6.00
Common Equity Tier1 capital (to risk-weighted assets):
MUFG(1)	13,413,885	11.76	7,409,116	6.50
BK	10,245,812	11.14	4,138,201	4.50
TB	1,928,970	15.87	546,713	4.50
At March 31, 2018:
Total capital (to risk-weighted assets):
MUFG(1)	¥18,795,480	16.56%	¥12,492,344	11.01%
BK	14,470,240	15.90	7,280,570	8.00
TB	2,545,648	20.03	1,016,420	8.00
Tier1 capital (to risk-weighted assets):
MUFG(1)	16,251,749	14.32	10,223,072	9.01
BK	12,374,074	13.59	5,460,427	6.00
TB	2,245,853	17.67	762,315	6.00
Common Equity Tier1 capital (to risk-weighted assets):
MUFG(1)	14,284,945	12.58	8,521,118	7.51
BK	10,788,381	11.85	4,095,321	4.50
TB	2,060,107	16.21	571,736	4.50
Stand-alone:
At March 31, 2017:
Total capital (to risk-weighted assets):
BK	¥12,823,393	16.70%	¥6,140,606	8.00%
TB	2,426,482	20.48	947,592	8.00
Tier1 capital (to risk-weighted assets):
BK	10,655,522	13.88	4,605,455	6.00
TB	2,067,034	17.45	710,694	6.00
Common Equity Tier1 capital (to risk-weighted assets):
BK	9,247,740	12.04	3,454,091	4.50
TB	1,937,599	16.35	533,020	4.50
At March 31, 2018:
Total capital (to risk-weighted assets):
BK	¥13,211,327	16.90%	¥6,252,458	8.00%
TB	2,529,316	19.88	1,017,331	8.00
Tier1 capital (to risk-weighted assets):
BK	11,344,078	14.51	4,689,344	6.00
TB	2,232,760	17.55	762,998	6.00
Common Equity Tier1 capital (to risk-weighted assets):
BK	9,802,445	12.54	3,517,008	4.50
TB	2,057,760	16.18	572,249	4.50

Note:

(1)

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75% as of March 31, 2017 and a capital conservation buffer of 1.875% and a G-SIB surcharge of 1.125% as of March 31, 2018. As of the same date, the countercyclical buffer applicable to MUFG is 0.01%.

Mitsubishi UFJ Morgan Stanley Securities and other securities subsidiaries in Japan and overseas are also subject to regulatory capital requirements of the countries or jurisdictions in which they operate. In Japan, the Financial Instruments and Exchange Act and related ordinance require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

At March 31, 2017, Mitsubishi UFJ Morgan Stanley Securities’s capital accounts less certain fixed assets of ¥426,133 million on a stand-alone basis and ¥451,285 million on a consolidated basis, were 323.0% and 324.7% of the total amounts equivalent to market, counterparty credit and operations risks, respectively. At March 31, 2018, its capital accounts less certain fixed assets of ¥446,539 million on a stand-alone basis and ¥473,296 million on a consolidated basis, were 291.2% and 293.2% of the total amounts equivalent to market, counterparty credit and operations risks, respectively.

Management believes, as of March 31, 2018, that MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

United States of America

In the United States of America, MUFG Americas Holdings and its banking subsidiary MUFG Union Bank, N.A. (“MUFG Union Bank” or “BK(US)”), MUFG Bank’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by the U. S. Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, MUFG Americas Holdings and MUFG Union Bank must meet specific capital guidelines that involve quantitative measures of MUFG Americas Holdings’s and MUFG Union Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. MUFG Americas Holdings’s capital amounts and MUFG Union Bank’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies such as MUFG Americas Holdings. MUFG Union Bank is subject to laws and regulations that limit the amount of dividends MUFG Union Bank can pay to MUFG Americas Holdings.

Quantitative measures established by regulation to help ensure capital adequacy require MUFG Americas Holdings and MUFG Union Bank to maintain minimum amounts and ratios (set forth in the tables below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to quarterly average assets (as defined).

In July 2013, the Board of Governors of the Federal Reserve System and the other U.S. Federal banking agencies adopted final rules making significant changes to the U.S. regulatory capital framework for

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. banking organizations (U.S. Basel III). The final rules are intended to conform this framework to the BCBS’ current international regulatory capital accord (Basel III). These rules replace the U.S. Federal banking agencies’ general risk-based capital rules (commonly known as “Basel I”), advanced approaches rules (commonly known as “Basel II”) that are applicable to certain large banking organizations (including MUFG Union Bank), and leverage rules, and are subject to certain transition provisions. Among other requirements, the U.S. Basel III rules revise the definition of capital, increase minimum capital ratios, and introduce a minimum Common Equity Tier 1 capital ratio of 4.5% and a capital conservation buffer of 2.5% (for a total minimum Common Equity Tier 1 capital ratio of 7.0%) and a potential countercyclical buffer of up to 2.5%, which would be imposed by regulators at their discretion if it is determined that a period of excessive credit growth is contributing to an increase in financial institution systemic risk; mandate a Tier 1 leverage ratio of 4% and introduce, for large and internationally active bank holding companies, a Tier 1 Supplementary Leverage Ratio that is currently set at 3% and which incorporates off-balance sheet exposures; revise Basel I rules for calculating risk-weighted assets under a standardized approach; modify the existing Basel II advanced approaches rules for calculating risk-weighted assets under U.S. Basel III; and eliminate, for advanced approaches institutions, over a four-year phase-in period beginning on January 1, 2014, the Accumulated OCI or loss exclusion that had applied under Basel I and Basel II rules.

As a result of the Federal Reserve’s approval of MUFG Americas Holdings’s request to opt out of the advanced approaches methodology in the fourth quarter of 2014, MUFG Americas Holdings calculated its regulatory capital ratios under U.S. Basel I rules at December 31, 2014 and became subject to the U.S. Basel III standardized approach on January 1, 2015, with certain provisions subject to phase-in periods. As permitted for institutions not subject to the advanced approaches methodology, MUFG Americas Holdings made a one-time permanent election in the first quarter of 2015 to exclude certain components of the Accumulated OCI from its regulatory capital calculations. MUFG Union Bank continues to be subject to the advanced approaches rules. Advanced approaches institutions were required to apply U.S. Basel III rules beginning on January 1, 2014. The U.S. Basel III rules are scheduled to be substantially phased in by January 1, 2019. Effective June 30, 2015, MUFG Americas Holdings updated the methodologies applied to the calculation of its regulatory capital ratios due to recent regulatory guidance, which clarified the treatment of certain off-balance sheet credit exposures. These methodologies were applied to MUFG Americas Holdings’s capital ratios and increased the ratios by approximately 50 basis points. This change did not affect MUFG Union Bank’s ratios as the U.S. Office of the Comptroller of the Currency (“OCC”) had previously adopted this guidance.

As required under U.S. Basel III rules, the 2.5% capital conservation buffer is being implemented on a phased-in basis in equal increments of 0.625% per year over a four-year period that commenced on January 1, 2016. MUFG Americas Holdings and MUFG Union Bank would satisfy the minimum capital requirements including the capital conservation buffer on a fully phased-in basis if those requirements were effective as of December 31, 2017.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2016 and 2017. MUFG Americas Holdings’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required(1)
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2016:
Total capital (to risk-weighted assets)	$16,431	16.45%	$8,617	8.625%
Tier 1 capital (to risk-weighted assets)	14,757	14.77	6,619	6.625
Tier 1 capital (to quarterly average assets)(2)	14,757	9.92	5,952	4.000
Common Equity Tier 1 capital (to risk-weighted assets)	14,757	14.77	5,120	5.125
At December 31, 2017:
Total capital (to risk-weighted assets)	$17,106	17.76%	$8,910	9.250%
Tier 1 capital (to risk-weighted assets)	15,708	16.31	6,984	7.250
Tier 1 capital (to quarterly average assets)(2)	15,708	10.06	6,245	4.000
Common Equity Tier 1 capital (to risk-weighted assets)	15,708	16.31	5,539	5.750

Notes:

(1)	The minimum capital requirement includes a capital conservation buffer of 1.250% at December 31, 2017 and 0.625% at December 31, 2016.
(2)	Excludes certain deductions.

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2016 and 2017. MUFG Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required(1)		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
BK(US):
At December 31, 2016:
Total capital (to risk-weighted assets)	$14,560	16.29%	$7,709	8.625%	$8,938	10.00%
Tier 1 capital (to risk-weighted assets)	13,056	14.61	5,922	6.625	7,151	8.00
Tier 1 capital (to quarterly average assets)(2)	13,056	11.46	4,558	4.000	5,697	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	13,056	14.61	4,581	5.125	5,810	6.50
At December 31, 2017:
Total capital (to risk-weighted assets)	$15,335	17.68%	$8,023	9.250%	$8,673	10.00%
Tier 1 capital (to risk-weighted assets)	14,028	16.17	6,288	7.250	6,938	8.00
Tier 1 capital (to quarterly average assets)(2)	14,028	11.78	4,762	4.000	5,953	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	14,028	16.17	4,987	5.750	5,637	6.50

Notes:

(1)	Beginning January 1, 2016, the minimum capital requirement includes a capital conservation buffer of 1.250%.
(2)	Excludes certain deductions.

Management believes, as of December 31, 2017, that MUFG Americas Holdings and MUFG Union Bank met all capital adequacy requirements to which they are subject.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2016 and 2017, the notification from the OCC categorized MUFG Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” MUFG Union Bank must maintain a minimum total risk-based capital ratio of 10% as of December 31, 2016 and 2017, a Tier 1 risk-based capital ratio of 8% as of December 31, 2016 and 2017, a Tier 1 capital to quarterly average assets of 5% as of December 31, 2016 and 2017, and Common Equity Tier 1 risk-based capital ratio of 6.5% as of December 31, 2016 and 2017, as set forth in the table. There are no conditions or events since that notification that management believes have changed MUFG Union Bank’s category.

23.	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	2016	2017	2018
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥802,332	¥202,680	¥1,228,160

Effect of dilutive instruments:
Stock acquisition rights and restricted stock units—Morgan Stanley	(2,704)	(3,212)	(3,826)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥799,628	¥199,468	¥1,224,334

	2016	2017	2018
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	13,885,842	13,574,314	13,291,842
Effect of dilutive instruments:
Stock acquisition rights and the common shares of MUFG under Board Incentive Plan	17,474	10,571	1,650

Weighted average common shares for diluted computation	13,903,316	13,584,885	13,293,492

	2016	2017	2018
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥57.78	¥14.93	¥92.40

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥57.51	¥14.68	¥92.10

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.	DERIVATIVE FINANCIAL INSTRUMENTS

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

Risk Management Activities

As part of the MUFG Group’s risk management activities, asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. The MUFG Group uses certain derivative financial instruments in order to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. For example, an increase or a decrease in interest income and interest expense on hedged variable rate assets and liabilities as a result of interest rate fluctuations are expected to be substantially offset by the variability in earnings by gains and losses on the derivative instruments that are linked to these hedged assets and liabilities.

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

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by MUFG Americas Holdings whose fiscal period ends on December 31.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flow Hedges

MUFG Americas Holdings uses interest rate swaps to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans, and to a lesser extent, to hedge interest rate risk on rollover debt.

MUFG Americas Holdings used interest rate swaps with a notional amount of ¥768.4 billion at December 31, 2017 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed loans. To the extent effective, payments received or paid under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. MUFG Americas Holdings used interest rate swaps with a notional amount of ¥22.4 billion at December 31, 2017 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed short-term borrowings. At December 31, 2017, the weighted average remaining life of the active cash flow hedges was 3.7 years.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in non-interest expense in the period in which they arise. At December 31, 2017, MUFG Americas Holdings expects to reclassify approximately ¥2.6 billion of losses from Accumulated OCI as a reduction to net interest income during the year ending December 31, 2018. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to December 31, 2017.

Fair Value Hedges

MUFG Americas Holdings engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest-bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

For fair value hedges, any ineffectiveness is recognized in non-interest expense in the period in which it arises. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offsets with no impact on earnings. For the fiscal years ended December 31, 2016 and 2017, MUFG Americas Holdings recorded losses on the hedging instruments and gains on the hedged liability, both of which were less than ¥1 billion.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2017 and 2018:

	Notional amounts(1)
	2017	2018
	(in trillions)
Interest rate contracts	¥1,252.7	¥1,219.7
Foreign exchange contracts	216.9	220.8
Equity contracts	4.7	6.1
Commodity contracts	0.5	0.3
Credit derivatives	6.0	6.5
Others	4.3	3.1

Total	¥1,485.1	¥1,456.5

Note:

(1)	Includes both written and purchased positions.

Impact of Derivatives on the Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2017 and 2018:

	Fair value of derivative instruments
	2017(1)(5)			2018(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥14,240	¥2	¥14,242	¥8,712	¥—	¥8,712
Foreign exchange contracts	4,301	—	4,301	3,557	—	3,557
Equity contracts	188	—	188	207	—	207
Commodity contracts	35	—	35	35	—	35
Credit derivatives	67	—	67	72	—	72
Others	2	—	2	2	—	2

Total derivative assets	¥18,833	¥2	¥18,835	¥12,585	¥—	¥12,585

Derivative liabilities:
Interest rate contracts	¥14,305	¥23	¥14,328	¥8,674	¥17	¥8,691
Foreign exchange contracts	4,084	—	4,084	3,000	—	3,000
Equity contracts	182	—	182	227	—	227
Commodity contracts	31	—	31	33	—	33
Credit derivatives	58	—	58	71	—	71
Others(6)	(121)	—	(121)	(145)	—	(145)

Total derivative liabilities	¥18,539	¥23	¥18,562	¥11,860	¥17	¥11,877

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUFG Americas Holdings. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 32.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Impact of Derivatives and Hedged Items on the Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income and Accumulated OCI by accounting designation for the fiscal years ended March 31, 2016, 2017 and 2018:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2016			2017			2018
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥244	¥244	¥—	¥(137)	¥(137)	¥—	¥51	¥51
Foreign exchange contracts	368	—	368	(183)	—	(183)	(163)	—	(163)
Equity contracts	—	149	149	—	(153)	(153)	—	(260)	(260)
Commodity contracts	—	2	2	—	2	2	—	6	6
Credit derivatives	—	12	12	—	18	18	—	(2)	(2)
Others	6	27	33	—	(55)	(55)	3	(22)	(19)

Total	¥374	¥434	¥808	¥(183)	¥(325)	¥(508)	¥(160)	¥(227)	¥(387)

Gains and losses for derivatives designated as cash flow hedges

	2016	2017	2018
	(in billions)
Gains (losses) recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥24	¥(3)	¥(4)

Total	¥24	¥(3)	¥(4)

Gains reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥21	¥18	¥8

Total	¥21	¥18	¥8

Note:

(1)	Included in Interest income.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2017 and 2018:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2017:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥627,355	¥949,129	¥29,493	¥1,605,977	¥(21,005)
Non-investment grade	107,663	349,886	6,580	464,129	1,654
Not rated	5,973	5,981	—	11,954	(516)

Total	740,991	1,304,996	36,073	2,082,060	(19,867)

Index and basket credit default swaps held by BK:
Investment grade(2)	7,000	198,335	63,767	269,102	(4,145)
Non-investment grade	17,000	52,145	21,316	90,461	(837)

Total	24,000	250,480	85,083	359,563	(4,982)

Index and basket credit default swaps held by SCHD:
Investment grade(2)	14,000	72,192	1,000	87,192	(1,278)
Non-investment grade	21,000	73,000	—	94,000	(1,725)
Not rated	16,228	194,533	—	210,761	(11,734)

Total	51,228	339,725	1,000	391,953	(14,737)

Total index and basket credit default swaps sold	75,228	590,205	86,083	751,516	(19,719)

Total credit default swaps sold	816,219	1,895,201	122,156	2,833,576	(39,586)

Other credit derivatives sold(3)
Investment grade	—	78,553	—	78,553	—

Total credit derivatives	¥816,219	¥1,973,754	¥122,156	¥2,912,129	¥(39,586)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2018:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥440,610	¥1,199,269	¥85,094	¥1,724,973	¥(33,389)
Non-investment grade	168,102	259,497	4,775	432,374	(3,431)
Not rated	—	45,425	—	45,425	8

Total	608,712	1,504,191	89,869	2,202,772	(36,812)

Index and basket credit default swaps held by BK:
Investment grade(2)	3,000	118,359	37,781	159,140	(3,381)
Non-investment grade	7,000	82,867	—	89,867	(1,311)

Total	10,000	201,226	37,781	249,007	(4,692)

Index and basket credit default swaps held by SCHD:
Investment grade(2)	15,000	108,000	6,000	129,000	(2,641)
Non-investment grade	12,000	29,000	—	41,000	(749)
Not rated	42,439	260,951	1,863	305,253	(16,294)

Total	69,439	397,951	7,863	475,253	(19,684)

Total index and basket credit default swaps sold	79,439	599,177	45,644	724,260	(24,376)

Total credit default swaps sold	688,151	2,103,368	135,513	2,927,032	(61,188)

Other credit derivatives sold(3)
Investment grade	—	74,368	—	74,368	(24)

Total credit derivatives	¥688,151	¥2,177,736	¥135,513	¥3,001,400	¥(61,212)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Other credit derivatives primarily consist of total return swaps.

Single name credit default swaps—Single name credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a premium to the MUFG Group and is protected for the period of the credit default swap. As the seller of protection, the MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily those provided by Moody’s and Standard & Poor’s (“S&P”), of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group, as the seller of protection, will have to pay a pro-rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, MUFG Bank and Mitsubishi UFJ Securities Holdings rating scale based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥33 billion and ¥2,327 billion, respectively, at March 31, 2017, and approximately ¥52 billion and ¥2,416 billion, respectively, at March 31, 2018.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2017 and 2018 was approximately ¥1.0 trillion and ¥0.7 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥251 billion and ¥127 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥81 billion and ¥79 billion, respectively, as of March 31, 2017 and ¥78 billion and ¥65 billion, respectively, as of March 31, 2018.

25.	OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2017 and 2018. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥390.4 billion and ¥403.2 billion at March 31, 2017 and 2018, respectively, which are syndicated out to third parties. The contractual or notional

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2017:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥3,775	¥2,494	¥926	¥355
Performance guarantees	2,968	2,037	836	95
Derivative instruments(1)	44,249	16,590	20,717	6,942
Liabilities of trust accounts	9,561	6,568	668	2,325
Others	5	—	1	4

Total	¥60,558	¥27,689	¥23,148	¥9,721

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2018:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,311	¥3,115	¥850	¥346
Performance guarantees	3,051	2,144	801	106
Derivative instruments(1)	40,513	15,230	18,314	6,969
Liabilities of trust accounts	9,444	6,017	558	2,869
Others	22	2	4	16

Total	¥57,341	¥26,508	¥20,527	¥10,306

Note:

(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

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

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees, as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2017 and 2018 are excluded from this presentation, as they are disclosed in Note 24.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are certain agreements with trust creditors that have provisions limiting the MUFG Group’s exposure as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While in principle, any liabilities of a trust are payable by the trust account and its beneficiaries. A trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors limits the trustee’s exposure to the trust account assets. At March 31, 2017 and 2018, there were liabilities of ¥9,561 billion and ¥9,444 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally includes obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets. The MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Carrying Amount

At March 31, 2017 and 2018, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,329,475 million and ¥1,110,505 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,290,563 million and ¥1,069,156 million as of March 31, 2017 and 2018, respectively. Credit derivatives sold by the MUFG Group at March 31, 2017 and 2018 are excluded from this presentation, as they are disclosed in Note 24. In addition, Other liabilities include an allowance for off-balance sheet instruments of ¥79,803 million and ¥31,101 million at March 31, 2017 and 2018, respectively, related to these transactions.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2017 and 2018. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2017:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,775	¥3,629	¥119	¥24	¥3
Performance guarantees	2,968	2,831	96	11	30

Total	¥6,743	¥6,460	¥215	¥35	¥33

		Amount by borrower grade
At March 31, 2018:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,311	¥4,211	¥83	¥13	¥4
Performance guarantees	3,051	2,910	113	5	23

Total	¥7,362	¥7,121	¥196	¥18	¥27

Notes:

(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2018, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the fair value of securities lent.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2018, approximately 66% of these commitments will expire within one year, 31% from one year to five years and 3% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2017 and 2018:

	2017	2018
	(in billions)
Commitments to extend credit	¥84,334	¥80,090
Commercial letters of credit	1,214	1,191
Commitments to make investments	135	183
Other	13	13

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

In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets and trust arrangements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2017 and 2018:

Consolidated VIEs	Consolidated assets
At March 31, 2017:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,332,485	¥48,688	¥34,690	¥23,423	¥1,485,377	¥5,733,202	¥7,105
Investment funds	712,694	—	9,020	511,924	15,611	—	176,139
Special purpose entities created for structured financing	226,380	—	2,310	—	—	172,008	52,062
Repackaged instruments	77,211	—	—	20,783	56,428	—	—
Securitization of the MUFG Group’s assets(1)	6,798,561	—	—	—	—	6,775,344	23,217
Trust arrangements	6,749,808	—	7,681	593	149,205	6,578,701	13,628
Others	65,883	350	30,853	—	52	16,905	17,723

Total consolidated assets before elimination	21,963,022	49,038	84,554	556,723	1,706,673	19,276,160	289,874
The amounts eliminated in consolidation	(6,789,161)	(48,852)	(72,506)	(16,914)	(69,086)	(6,562,970)	(18,833)

Total consolidated assets	¥15,173,861	¥186	¥12,048	¥539,809	¥1,637,587	¥12,713,190	¥271,041

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,357,874	¥—	¥5,397,811	¥1,379,498	¥580,565
Investment funds	2,882	—	—	—	2,882
Special purpose entities created for structured financing	135,667	—	573	128,804	6,290
Repackaged instruments	76,713	—	4,000	72,096	617
Securitization of the MUFG Group’s assets(1)	6,768,108	—	29,637	6,734,855	3,616
Trust arrangements	6,743,464	6,676,198	—	—	67,266
Others	65,031	—	45,450	1,834	17,747

Total consolidated liabilities before elimination	21,149,739	6,676,198	5,477,471	8,317,087	678,983
The amounts eliminated in consolidation	(10,843,144)	—	(3,034,973)	(7,766,722)	(41,449)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,687,133)	(6,676,198)	(2,420,454)	(2,394)	(588,087)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥619,462	¥—	¥22,044	¥547,971	¥49,447

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2018:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,390,029	¥52,703	¥44,902	¥2,273	¥1,777,017	¥5,502,892	¥10,242
Investment funds	598,662	—	10,300	461,036	19,895	—	107,431
Special purpose entities created for structured financing	198,484	—	2,332	—	—	149,194	46,958
Repackaged instruments	152,781	520	—	17,376	92,210	42,632	43
Securitization of the MUFG Group’s assets(1)	10,852,539	—	—	—	—	10,827,488	25,051
Trust arrangements	7,177,407	—	10,541	702	152,277	7,011,255	2,632
Others	44,247	361	14,236	—	42	12,963	16,645

Total consolidated assets before elimination	26,414,149	53,584	82,311	481,387	2,041,441	23,546,424	209,002
The amounts eliminated in consolidation	(7,223,156)	(53,454)	(59,150)	(3,804)	(88,758)	(6,996,317)	(21,673)

Total consolidated assets	¥19,190,993	¥130	¥23,161	¥477,583	¥1,952,683	¥16,550,107	¥187,329

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,409,190	¥—	¥5,176,663	¥1,708,354	¥524,173
Investment funds	11,735	—	—	—	11,735
Special purpose entities created for structured financing	115,353	—	587	112,054	2,712
Repackaged instruments	148,928	—	12,676	132,012	4,240
Securitization of the MUFG Group’s assets(1)	10,816,672	—	5,000	10,806,145	5,527
Trust arrangements	7,171,852	7,103,738	655	—	67,459
Others	43,030	—	24,747	1,603	16,680

Total consolidated liabilities before elimination	25,716,760	7,103,738	5,220,328	12,760,168	632,526
The amounts eliminated in consolidation	(15,347,991)	—	(3,028,987)	(12,248,680)	(70,324)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,745,330)	(7,103,738)	(2,162,890)	(540)	(478,162)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥623,439	¥—	¥28,451	¥510,948	¥84,040

Note:

(1)	Securitization of the MUFG Group’s assets includes ¥5,793,956 million and ¥9,974,383 million of assets primarily consisting of loans and the same amounts of liabilities primarily consisting of long-term debt relating to eligible beneficiary interests in housing loan trusts as of March 31, 2017 and 2018, respectively. For more information, see analysis of each transaction category below.

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

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2017 and 2018:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2017:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,604,929	¥5,608,909	¥4,383,707	¥1,072	¥1,236,094	¥3,146,541	¥—	¥1	¥1
Investment funds	30,591,880	1,674,567	1,396,830	200,651	829,641	356,828	9,710	98	98
Special purpose entities created for structured financing	40,710,546	4,717,235	3,699,415	279,471	147,543	3,207,369	65,032	4,657	4,657
Repackaged instruments	10,127,497	2,269,149	2,104,697	581,912	1,203,181	294,703	24,901	—	—
Others	52,012,087	3,731,571	2,723,625	98,289	83,629	2,462,462	79,245	18,539	18,539

Total	¥163,046,939	¥18,001,431	¥14,308,274	¥1,161,395	¥3,500,088	¥9,467,903	¥178,888	¥23,295	¥23,295

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2018:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,011,749	¥5,721,627	¥4,645,697	¥620	¥1,541,591	¥3,103,486	¥—	¥—	¥—
Investment funds	45,090,381	1,776,366	1,525,127	213,722	891,062	413,855	6,488	17,919	17,919
Special purpose entities created for structured financing	35,437,349	4,016,999	3,193,621	309,560	116,961	2,697,126	69,974	7,217	7,217
Repackaged instruments	10,212,933	2,576,619	2,487,377	759,591	1,421,716	236,852	69,218	—	—
Others	49,582,444	3,760,375	2,740,529	94,882	61,192	2,482,141	102,314	24,830	24,830

Total	¥169,334,856	¥17,851,986	¥14,592,351	¥1,378,375	¥4,032,522	¥8,933,460	¥247,994	¥49,966	¥49,966

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

Asset-Backed Conduits (MUFG-sponsored Asset-Backed Loan (“ABL”) Programs and Other Programs)

The MUFG Group administers several conduits under asset-backed financing programs where the MUFG Group provides financing to fund the conduits’ purchases of financial assets, comprising primarily trade accounts receivable, from its customers. The MUFG Group acts as an agent and sponsor for the conduits, which enter into

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreements with the MUFG Group’s customers where the customers transfer assets to the conduits in exchange for monetary consideration. In most cases, the MUFG Group is the sole provider of financing that is secured by the assets held by the conduits. The MUFG Group considers itself to be the primary beneficiary of the conduits because, as an agent and sponsor for the conduits, the MUFG Group has the power to direct activities of the conduits, such as selection of the assets to be purchased and condition for purchases, and debt collection from the original obligors, that most significantly impact the conduits’ economic performance, and also has the obligation to absorb losses of the conduits that could potentially be significant to the conduits through financing it provides. Consequently, the MUFG Group consolidates the conduits.

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

Other Investment Funds

The MUFG Group’s investments in VIEs through MUFG Americas Holdings primarily consist of equity investments in low-income housing credit (“LIHC”) structures, designed to generate a return primarily through the realization of federal tax credits. MUFG Americas Holdings considers itself as the primary beneficiary of certain types of LIHC investments.

LIHC Unguaranteed Syndicated Investment Funds

MUFG Americas Holdings creates the investment funds, serves as the managing investor member, and sells limited investor member interests to third parties. MUFG Americas Holdings receives benefits through income

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from the structuring of these funds, servicing fees for managing the funds and, as an investor member, tax benefits and tax credits to reduce the MUFG Americas Holdings tax liability. MUFG Americas Holdings considers itself to be the primary beneficiary and consolidates them upon adoption of the current guidance because, as a sponsor and managing member of the funds, it has the power to direct activities that most significantly impact the funds’ economic performance and also has the obligation to absorb losses of the funds that could potentially be significant to the funds.

LIHC Guaranteed Syndicated Investment Funds

MUFG Americas Holdings also forms limited liability companies, which in turn invest in LIHC operating partnerships, to create LIHC guaranteed syndicated investment funds. Interests in these funds are sold to third parties who pay a premium for a guaranteed return. MUFG Americas Holdings earns structuring fees from the sale of these funds and asset management fees. MUFG Americas Holdings serves as the funds’ sponsor and non-member asset manager, and also guarantees a minimum rate of return throughout the investment term, therefore, it directs the activities that most significantly impact the funds’ economic performance and also has an obligation to absorb losses pertaining to its minimum rate of return guarantee to investors. Therefore, the MUFG Group is considered as the primary beneficiary of these funds and consolidates them.

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

Sale-and-Leaseback Vehicles

The MUFG Group is involved with vehicles that acquire assets, primarily real estate, from the MUFG Group’s customers and other unrelated parties where the sellers of the assets continue to use the assets through leaseback agreements. These vehicles typically take the form of a limited partnership, and are considered as VIEs unless the limited partners hold substantive kick-out rights or participating rights. The subordinated financing of these vehicles considered as VIEs is usually provided by the sellers of the assets, with the MUFG Group providing senior financing for the vehicles. Because the MUFG Group’s participation in these vehicles is only to provide senior financing, it does not have the power to direct the activities that most significantly impact the economic performance of these vehicles. Therefore, the MUFG Group is not considered as the primary beneficiary and does not consolidate them.

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

Trust Arrangements

The MUFG Group offers, primarily through Mitsubishi UFJ Trust and Banking, a variety of trust products and services including securities investment trusts, pension trusts and trusts used as securitization vehicles. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. The

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

trusts are generally considered as VIEs because the trust beneficiaries, who provide all of the equity at risk, usually do not have power to direct the activities that most significantly impact its economic performance in the arrangements. The MUFG Group, however, is not considered as the primary beneficiary, except for the case mentioned below, because it merely receives fees for compensation for its services on terms that are customary for these activities and the fees are insignificant relative to the total amount of the trusts’ economic performance and variability. Therefore, the MUFG Group does not consolidate these entities.

With respect to the jointly operated designated money in trusts, Mitsubishi UFJ Trust and Banking pools money from investors and determines how best to invest it. In addition, certain investors, such as money reserve funds and investment funds, place excess funds in the jointly operated designated money trusts. Mitsubishi UFJ Trust and Banking typically invests in high-quality financial assets, including government bonds, corporate bonds and corporate loans including loans to Mitsubishi UFJ Trust and Banking and receives fees as compensation for services. In this role as a sponsor of these trusts’ Mitsubishi UFJ Trust and Banking provides guarantees under which it is required to compensate a loss on the stated principal of the trust beneficial interests. Mitsubishi UFJ Trust and Banking is considered as the primary beneficiary of these trusts’ because it is exposed to a potentially significant amount of losses and also has the power to direct activities of these trusts’ that most significantly impact their economic performance. Upon consolidation of the trusts, the certificates issued to the investors are accounted for as deposit liabilities as the products are structured and marketed to customers similar to Mitsubishi UFJ Trust and Banking’s term deposit products.

Mitsubishi UFJ Trust and Banking considers the likelihood of incurring losses on the stated principal guarantee to be highly remote. In the trusts’ operational history that extends over decades, the stated principal guarantee has never been called upon. The variability in fair value of the net assets of the trusts has been primarily affected by the fluctuations in interest rates, and the majority of such variability has been absorbed by investors or trust beneficiaries.

Others

This category primarily comprises the following:

Financing Vehicles of the MUFG Group’s Customers

The MUFG Group is involved with several entities that are established by the MUFG Group’s customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities effectively work as fund-raising vehicles for their respective group entities and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases, the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation in these entities is only to provide financing, and the customers effectively hold the power to direct activities of these entities that most significantly impact the economic performance of the entities. Consequently, the MUFG Group does not consolidate these entities.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Borrowers

During the normal course of business, the borrowers from the MUFG Group may experience financial difficulties and sometimes enter into certain transactions that require the MUFG Group to assess whether they would be considered as VIEs due to their difficult financial position. While in most cases such borrowers are not considered as VIEs when the transactions take place, in limited circumstances they are considered as VIEs due to insufficient equity investment at risk. In all cases, the MUFG Group is not considered as the primary beneficiary because the power to direct activities that most significantly impact the economic performance of the troubled borrowers resides with the management of the troubled borrowers, and the MUFG Group, as a lender, does not have power over or assume any role in management. Therefore, the MUFG Group does not consolidate these troubled borrowers.

27.	COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements which expire through the fiscal year 2048.

Future minimum rental commitments for noncancelable leases at March 31, 2018 were as follows:

	Capital leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2019	¥5,559	¥93,378
2020	4,297	79,284
2021	3,746	70,402
2022	2,784	61,145
2023	1,602	54,551
2024 and thereafter	3,513	311,437

Total minimum lease payments	¥21,501	¥670,197

Amount representing interest	(2,787)

Present value of minimum lease payments	¥18,714

Total rental expense for the fiscal years ended March 31, 2016, 2017 and 2018 was ¥118,286 million, ¥113,649 million and ¥119,208 million, respectively.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥39,414 million and ¥23,724 million as of March 31, 2017 and 2018, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2016, 2017 and 2018, there was a negative impact of ¥22,426 million, ¥56,911 million and nil, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.	FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	2016	2017	2018
	(in millions)
Fees and commissions on deposits	¥58,865	¥53,891	¥53,483
Fees and commissions on remittances and transfers	169,101	168,571	169,300
Fees and commissions on foreign trading business	84,688	75,024	78,239
Fees and commissions on credit card business	193,646	198,145	212,515
Fees and commissions on security-related services	285,334	239,516	258,728
Fees and commissions on administration and management services for investment funds	149,916	155,708	159,481
Trust fees	110,051	103,110	112,399
Guarantee fees	44,740	41,818	44,160
Insurance commissions	69,485	59,853	49,223
Fees and commissions on real estate business	43,516	39,808	40,573
Other fees and commissions	266,530	279,449	284,691

Total	¥1,475,872	¥1,414,893	¥1,462,792

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net trading gains (losses) for the fiscal years ended March 31, 2016, 2017 and 2018 were comprised of the following:

	2016	2017	2018
	(in millions)
Interest rate and other derivative contracts	¥434,323	¥(325,007)	¥(226,788)
Trading account securities, excluding derivatives	(157,669)	(314,177)	153,674

Trading account profits (losses)—net	276,654	(639,184)	(73,114)
Foreign exchange derivative contracts(1)	374,324	(183,159)	(159,986)

Net trading gains (losses)	¥650,978	¥(822,343)	¥(233,100)

Note:

(1)	Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of income. Foreign exchange gains (losses)—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

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

The following is a brief explanation of the MUFG Group’s business segments:

Retail Banking Business Group—Covers all retail businesses, including commercial banking, trust banking and securities businesses in Japan. This business group integrates the retail businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses, as well as businesses outside of Japan, assisting mainly Japanese companies. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. This business group has strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate clients.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Global Business Group—Covers the businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust assets and securities businesses (with the retail banking and trust assets businesses being conducted through MUFG Union Bank and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global network of MUFG Bank. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets Business Group—Covers asset and liability management and strategic investments of MUFG Bank and Mitsubishi UFJ Trust and Banking, and sales and trading of financial products of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings.

Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

The MUFG Group made modifications to refine the definition of the overseas Japanese corporate business, effective October 1, 2016, and made additional modifications for similar purposes, effective April 1, 2017. These modifications had the impact of increasing the operating profit of the Corporate Banking Business Group for the fiscal years ended March 31, 2016 and 2017 by ¥9.7 billion and ¥9.8 billion, respectively.

The MUFG Group also made modifications to the MUFG Group’s internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2017. These modifications had the following impact:

•	for the fiscal year ended March 31, 2016, increasing the operating profits of the Retail Banking Business Group and the Global Markets Business Group by ¥0.2 billion and ¥1.8 billion, respectively, and reducing the operating profits of the Corporate Banking Business Group and Other by ¥0.7 billion and ¥1.3 billion, respectively; and

•	for the fiscal year ended March 31, 2017, increasing the operating profits of the Retail Banking Business Group and the Global Markets Business Group by ¥0.4 billion and ¥0.6 billion, respectively, and reducing the operating profits of the Corporate Banking Business Group, the Global Business Group and Other by ¥0.5 billion, ¥0.3 billion and ¥0.2 billion, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2016, 2017 and 2018, respectively:

	Customer Business					Global Markets Business Group	Other	Total
	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)
	(in billions)
Fiscal year ended March 31, 2016:
Net revenue:	¥1,258.7	¥1,078.2	¥1,272.8	¥172.2	¥3,603.8	¥637.9	¥4.5	¥4,246.2
BK and TB:	534.9	872.3	446.9	74.3	1,825.5	453.9	116.6	2,396.0
Net interest income	355.7	341.9	207.9	—	859.9	195.5	271.1	1,326.5
Net fees	171.8	405.9	187.1	74.3	809.3	(23.9)	(91.7)	693.7
Other	7.4	124.5	51.9	—	156.3	282.3	(62.8)	375.8
Other than BK and TB(2)	723.8	205.9	825.9	97.9	1,778.3	184.0	(112.1)	1,850.2
Operating expenses	971.9	582.9	814.8	102.0	2,329.2	208.6	157.4	2,695.2

Operating profit (loss)	¥286.8	¥495.3	¥458.0	¥70.2	¥1,274.6	¥429.3	¥(152.9)	¥1,551.0

Fiscal year ended March 31, 2017:
Net revenue:	¥1,198.1	¥1,029.0	¥1,303.2	¥173.1	¥3,526.3	¥582.9	¥2.7	¥4,111.9
BK and TB:	485.9	834.7	444.6	73.0	1,731.3	387.3	71.9	2,190.5
Net interest income	335.3	323.7	213.3	—	824.7	189.2	207.9	1,221.8
Net fees	144.4	420.0	185.1	73.0	793.1	(8.6)	(95.9)	688.6
Other	6.2	91.0	46.2	—	113.5	206.7	(40.1)	280.1
Other than BK and TB(2)	712.2	194.3	858.6	100.1	1,795.0	195.6	(69.2)	1,921.4
Operating expenses	972.4	576.5	821.0	112.2	2,335.9	213.2	167.0	2,716.1

Operating profit (loss)	¥225.7	¥452.5	¥482.2	¥60.9	¥1,190.4	¥369.7	¥(164.3)	¥1,395.8

Fiscal year ended March 31, 2018:
Net revenue:	¥1,226.9	¥1,003.2	¥1,279.6	¥186.7	¥3,514.8	¥477.2	¥(24.8)	¥3,967.2
BK and TB:	468.1	809.8	409.0	84.3	1,662.5	280.2	87.2	2,029.9
Net interest income	331.6	313.6	198.5	—	789.5	92.6	237.6	1,119.7
Net fees	130.9	408.2	169.2	84.3	766.1	(12.9)	(86.0)	667.2
Other	5.6	88.0	41.3	—	106.9	200.5	(64.4)	243.0
Other than BK and TB(2)	758.8	193.4	870.6	102.4	1,852.3	197.0	(112.0)	1,937.3
Operating expenses	960.8	580.7	857.3	116.9	2,363.8	222.7	156.6	2,743.1

Operating profit (loss)	¥266.1	¥422.5	¥422.3	¥69.8	¥1,151.0	¥254.5	¥(181.4)	¥1,224.1

Notes:

(1)	Net revenue, operating expenses, and operating profit relating to the overseas Japanese Corporate business were ¥178.1 billion, ¥142.4 billion, and ¥35.7 billion for the fiscal year ended March 31, 2016, ¥177.1 billion, ¥146.2 billion, and ¥30.9 billion for the fiscal year ended March 31, 2017, and ¥181.6 billion, ¥151.9 billion, and ¥29.7 billion for the fiscal year ended March 31, 2018, respectively. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business. These amounts have been restated in accordance with the modifications resulting in the restatement of the prior period business segment information.
(2)	Includes MUFG and its subsidiaries other than MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

Reconciliation

As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2016, 2017 and 2018 above to income before income tax expense shown in the accompanying consolidated statements of income is as follows:

	2016	2017	2018
	(in billions)
Operating profit:	¥1,551	¥1,396	¥1,224
Reversal of (provision for) credit losses	(232)	(254)	241
Trading account losses—net	(6)	(880)	(287)
Equity investment securities gains—net	105	181	215
Debt investment securities gains (losses)—net	(19)	48	71
Foreign exchange gains (losses)—net	129	(110)	7
Equity in earnings of equity method investees—net	177	198	228
Impairment of goodwill	(334)	(7)	—
Impairment of intangible assets	(118)	(6)	(22)
Reversal of (provision for) off-balance sheet credit instruments	—	(107)	96
Other—net	(90)	(186)	(111)

Income before income tax expense	¥1,163	¥273	¥1,662

31.	FOREIGN ACTIVITIES

Foreign operations include the business conducted by overseas offices, as well as international business conducted from domestic offices, principally several international banking-related divisions of MUFG Bank’s and Mitsubishi UFJ Trust and Banking’s head office in Tokyo, and involve various transactions with debtors and customers residing outside Japan. Close integration of the MUFG Group’s foreign and domestic activities makes precise estimates of the amounts of assets, liabilities, income and expenses attributable to foreign operations difficult and necessarily subjective. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2016, 2017 and 2018, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2016:
Total revenue(2)	¥2,995,693	¥800,726	¥326,381	¥981,076	¥309,552	¥5,413,428
Total expense(3)	2,501,616	741,930	205,459	661,920	139,833	4,250,758
Income before income tax expense	494,077	58,796	120,922	319,156	169,719	1,162,670
Net income attributable to Mitsubishi UFJ Financial Group	185,395	173,376	162,620	196,712	84,229	802,332
Total assets at end of fiscal year	176,979,064	52,719,811	26,194,772	25,019,537	11,644,171	292,557,355
Fiscal year ended March 31, 2017:
Total revenue(2)	¥1,903,336	¥749,513	¥330,751	¥818,917	¥384,956	¥4,187,473
Total expense(3)	2,345,731	677,548	138,128	582,665	170,858	3,914,930
Income (loss) before income tax expense (benefit)	(442,395)	71,965	192,623	236,252	214,098	272,543
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(365,734)	119,189	216,584	102,803	129,838	202,680
Total assets at end of fiscal year	191,305,636	46,053,230	23,821,920	25,255,955	10,748,278	297,185,019
Fiscal year ended March 31, 2018:
Total revenue(2)	¥2,127,278	¥1,337,529	¥506,211	¥779,983	¥443,106	¥5,194,107
Total expense(3)	1,687,344	843,885	173,665	651,125	176,269	3,532,288
Income before income tax expense	439,934	493,644	332,546	128,858	266,837	1,661,819
Net income attributable to Mitsubishi UFJ Financial Group	140,091	447,887	322,581	92,016	225,585	1,228,160
Total assets at end of fiscal year	196,121,542	44,831,664	22,342,574	27,163,121	10,111,411	300,570,312

Notes:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for (reversal of) credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2017 and 2018:

	2017	2018
	(in millions)
Cash and due from banks	¥1,179,613	¥1,816,704
Interest-earning deposits in other banks	6,798,036	8,560,283

Total	¥7,977,649	¥10,376,987

Trading account assets	¥27,436,540	¥23,904,678

Investment securities	¥6,863,563	¥7,692,969

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥51,191,297	¥51,339,696

Deposits	¥45,264,323	¥45,818,648

Funds borrowed:
Call money, funds purchased	¥362,984	¥355,666
Payables under repurchase agreements(1)	10,880,012	8,181,347
Payables under securities lending transactions	75,916	276,563
Other short-term borrowings	5,080,452	5,152,667
Long-term debt(1)	2,243,251	2,223,246

Total	¥18,642,615	¥16,189,489

Trading account liabilities	¥8,298,435	¥4,251,049

Note:

(1)	The table above reflects changes in presentation that were made to long-term repurchase agreements at March 31, 2017. See Note 1 for further information.

32.	FAIR VALUE

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

Market Valuation Adjustments

Counterparty credit risk adjustments are made to certain financial assets such as over-the-counter derivatives to factor in counterparty credit exposure. As not all counterparties have the same credit risk, it is necessary in calculating credit risk adjustments, to take into account probability of a default event occurring for each counterparty, which is primarily derived from observed or estimated spreads on credit default swaps. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty.

For its own credit risk adjustments, the MUFG Group takes into consideration all the facts and circumstances, including its own credit rating, the difference between its funding rate and market interest rate, and the existence of collateralization or netting agreements. As a result of these analyses, the MUFG Group considered that its own credit risk adjustments for financial liabilities were not material.

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

Investments in Certain Entities That Calculate Net Asset Value per Share

The MUFG Group has interests in investment funds mainly private equity funds, and real estate funds that are measured at fair value on a recurring or nonrecurring basis.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2017 and 2018:

At March 31, 2017	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥10,646,728	¥11,027,560	¥799,493	¥22,473,781
Debt securities
Japanese national government and Japanese government agency bonds	1,794,233	390,147	—	2,184,380
Japanese prefectural and municipal bonds	—	136,226	—	136,226
Foreign governments and official institutions bonds	7,764,734	466,151	1,836	8,232,721
Corporate bonds	—	3,305,520	25,521	3,331,041
Residential mortgage-backed securities	—	4,816,323	47,914	4,864,237
Asset-backed securities	—	280,502	654,814	935,316
Other debt securities	—	5,155	35,552	40,707
Commercial paper	—	1,084,421	—	1,084,421
Equity securities(2)	1,087,761	543,115	33,856	1,664,732
Trading derivative assets	112,687	18,619,331	101,100	18,833,118
Interest rate contracts	27,321	14,174,526	38,188	14,240,035
Foreign exchange contracts	9,661	4,270,548	20,455	4,300,664
Equity contracts	75,545	88,154	24,707	188,406
Commodity contracts	160	18,740	17,745	36,645
Credit derivatives	—	67,363	5	67,368
Investment securities:
Available-for-sale securities	30,214,302	8,538,271	337,526	39,090,099
Debt securities
Japanese national government and Japanese government agency bonds	23,053,677	2,772,611	—	25,826,288
Japanese prefectural and municipal bonds	—	1,015,489	—	1,015,489
Foreign governments and official institutions bonds	1,360,060	769,770	20,099	2,149,929
Corporate bonds	—	1,104,800	36,932	1,141,732
Residential mortgage-backed securities	—	1,188,903	15	1,188,918
Commercial mortgage-backed securities	—	77,297	2,971	80,268
Asset-backed securities	—	1,261,353	116,919	1,378,272
Other debt securities	—	10,199	160,590	170,789
Marketable equity securities	5,800,565	337,849	—	6,138,414
Other investment securities	—	—	26,292	26,292
Others(3)(4)	453,214	37,942	3,850	495,006

Total	¥41,426,931	¥38,223,104	¥1,268,261	¥80,918,296

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥128,292	¥1,392	¥—	¥129,684
Trading derivative liabilities	135,342	18,461,252	63,855	18,660,449
Interest rate contracts	45,539	14,249,439	9,637	14,304,615
Foreign exchange contracts	5,219	4,072,787	5,597	4,083,603
Equity contracts	84,514	66,482	31,019	182,015
Commodity contracts	70	14,730	17,375	32,175
Credit derivatives	—	57,814	227	58,041
Obligation to return securities received as collateral	3,423,936	92,296	—	3,516,232
Others(5)	—	376,724	28,432	405,156

Total	¥3,687,570	¥18,931,664	¥92,287	¥22,711,521

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2018	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥10,876,424	¥10,876,080	¥827,493	¥22,579,997
Debt securities
Japanese national government and Japanese government agency bonds	1,388,143	477,530	—	1,865,673
Japanese prefectural and municipal bonds	—	189,756	—	189,756
Foreign governments and official institutions bonds	8,190,781	469,342	1,047	8,661,170
Corporate bonds	—	3,255,503	23,092	3,278,595
Residential mortgage-backed securities	—	4,432,307	41,141	4,473,448
Asset-backed securities	—	186,351	684,637	870,988
Other debt securities	—	2,800	33,450	36,250
Commercial paper	—	1,210,775	—	1,210,775
Equity securities(2)	1,297,500	651,716	44,126	1,993,342
Trading derivative assets	71,175	12,420,100	93,900	12,585,175
Interest rate contracts	3,320	8,681,427	27,092	8,711,839
Foreign exchange contracts	1,890	3,543,413	12,118	3,557,421
Equity contracts	65,965	118,351	22,994	207,310
Commodity contracts	—	6,239	30,753	36,992
Credit derivatives	—	70,670	943	71,613
Investment securities:
Available-for-sale securities	29,361,095	9,792,943	350,660	39,504,698
Debt securities
Japanese national government and Japanese government agency bonds	21,522,128	3,045,776	—	24,567,904
Japanese prefectural and municipal bonds	—	1,537,431	—	1,537,431
Foreign governments and official institutions bonds	1,583,554	567,946	20,192	2,171,692
Corporate bonds	—	1,113,323	6,037	1,119,360
Residential mortgage-backed securities	—	1,617,520	15	1,617,535
Commercial mortgage-backed securities	—	92,806	2,430	95,236
Asset-backed securities	—	1,397,177	161,172	1,558,349
Other debt securities	—	4,793	160,814	165,607
Marketable equity securities	6,255,413	416,171	—	6,671,584
Other investment securities	—	—	28,359	28,359
Others(3)(4)	955,548	93,042	8,660	1,057,250

Total	¥41,264,242	¥33,182,165	¥1,309,072	¥75,755,479

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥208,354	¥7,060	¥—	¥215,414
Trading derivative liabilities	80,673	11,844,463	81,781	12,006,917
Interest rate contracts	3,085	8,659,042	12,496	8,674,623
Foreign exchange contracts	2,058	2,992,812	5,382	3,000,252
Equity contracts	75,530	117,572	33,679	226,781
Commodity contracts	—	4,362	30,070	34,432
Credit derivatives	—	70,675	154	70,829
Obligation to return securities received as collateral	3,030,974	145,988	—	3,176,962
Others(5)	—	507,700	(25,528)	482,172

Total	¥3,320,001	¥12,505,211	¥56,253	¥15,881,465

Notes:

(1)	Includes securities measured under the fair value option.
(2)	Excludes certain investments valued at net asset value of private equity funds, whose fair values were ¥13,150 million and ¥21,517 million at March 31, 2017 and 2018, respectively. The amounts of unfunded commitments related to these private equity funds were ¥27,735 million and ¥61,463 million at March 31, 2017 and 2018, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
(4)	Excludes certain investments valued at net asset value of real estate funds and private equity funds, whose fair values at March 31, 2017 were ¥41 million, and ¥119 million, respectively, and those at March 31, 2018 were nil, and ¥35 million, respectively. There was no amount of unfunded commitments related to these real estate funds and private equity funds at March 31, 2017 and 2018.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the fiscal years ended March 31, 2017 and 2018, the transfers between Level 1 and Level 2 were as follows:

	2017		2018
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)		Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading Securities
Debt securities
Foreign governments and official institutions bonds	¥—	¥—	¥6,176		¥—
Trading derivative assets
Equity contracts	—	—	26,781	(2)	—
Investment securities:
Available-for-sale securities
Marketable equity securities	22,578	27,807	8,022		5,566
Liabilities
Trading account liabilities:
Trading derivative liabilities
Equity contracts	—	—	31,341	(2)	—

Notes:

(1)	The transfers between level 1 and 2 occurred during the first-half of the fiscal year are assumed to have occurred at the beginning of the first-half year, and the transfers occurred during the second-half of the fiscal year are assumed to have occurred at the beginning of the second-half year.
(2)	Transfer out of Level 1 into Level 2 for trading derivative assets and trading derivative liabilities were caused by the adoption of valuation techniques instead of quoted prices which were not obtained at the end of the period due to the reduction of activities in the market.

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

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2017 and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2018. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2016	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		March 31, 2017	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2017
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥879,946	¥(3,062	)(2)	¥—	¥375,549	¥—	¥(143,806)	¥(315,002)	¥58,409		¥(52,541)		¥799,493	¥8,227	(2)
Debt securities
Japanese national government and Japanese government agency bonds	—	(1,209)		—	—	—	—	(10,106)	11,315		—		—	—
Japanese prefectural and municipal bonds	2,467	84		—	—	—	(2,551)	—	—		—		—	—
Foreign governments and official institutions bonds	57,470	(5,273)		—	49,631	—	(49,342)	(50,638)	—		(12)		1,836	83
Corporate bonds	98,236	(2,783)		—	2,802	—	(6,659)	(60,640)	47,094	(6)	(52,529	)(6)	25,521	107
Residential mortgage-backed securities	23,540	(5,036)		—	38,086	—	—	(8,676)	—		—		47,914	(4,304)
Asset-backed securities	630,247	9,437		—	281,792	—	(85,254)	(181,408)	—		—		654,814	11,761
Other debt securities	35,944	(392)		—	—	—	—	—	—		—		35,552	(393)
Equity securities	32,042	2,110		—	3,238	—	—	(3,534)	—		—		33,856	973
Trading derivatives—net	31,254	(2,305	)(2)	(847)	1,274	(2,968)	—	(13,573)	31,839		(7,429)		37,245	(7,768	)(2)
Interest rate contracts—net	38,213	(1,942)		(457)	—	(2)	—	(6,704)	4,170		(4,727)		28,551	(909)
Foreign exchange contracts—net	1,235	(14,291)		15	524	(20)	—	1,035	29,126		(2,766)		14,858	(12,420)
Equity contracts—net	(7,915)	12,917		(376)	147	(1,529)	—	(8,155)	(1,465)		64		(6,312)	3,572
Commodity contracts—net	(345)	1,397		(12)	603	(1,417)	—	144	—		—		370	2,050
Credit derivatives—net	66	(386)		(17)	—	—	—	107	8		—		(222)	(61)
Investment securities:
Available-for-sale securities	375,274	(3,504	)(3)	(35,082)	300,765	—	(268)	(292,198)	6,835		(14,296)		337,526	(419	)(3)
Debt securities
Foreign governments and official institutions bonds	20,941	—		(1,099)	999	—	—	(742)	—		—		20,099	—
Corporate bonds	23,595	22		(463)	26,222	—	(268)	(6,086)	6,835	(6)	(12,925	)(6)	36,932	(419)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	3,764	—		(282)	—	—	—	(511)	—		—		2,971	—
Asset-backed securities	158,281	(3,526)		(26,651)	250,156	—	—	(259,970)	—		(1,371)		116,919	—
Other debt securities	168,678	—		(6,587)	23,388	—	—	(24,889)	—		—		160,590	—
Other investment securities	24,689	2,432	(4)	—	4,012	—	(4,662)	(110)	—		(69)		26,292	(1,270	)(4)
Others	846	280	(4)	111	1,230	—	(32)	—	1,415		—		3,850	131	(4)

Total	¥1,312,009	¥(6,159)		¥(35,818)	¥682,830	¥(2,968)	¥(148,768)	¥(620,883)	¥98,498		¥(74,335)		¥1,204,406	¥(1,099)

Liabilities
Others	¥(9,821)	¥(24,383	)(4)	¥17,155	¥—	¥4,062	¥—	¥(30,214)	¥59,635		¥(2,458)		¥28,432	¥(15,362	)(4)

Total	¥(9,821)	¥(24,383)		¥17,155	¥—	¥4,062	¥—	¥(30,214)	¥59,635		¥(2,458)		¥28,432	¥(15,362)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2017	Total gains (losses) for the period				Issues	Sales	Settlements	Transfers into Level 3(5)	Transfers out of Level 3(5)		March 31, 2018	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2018
		Included in earnings		Included in other comprehensive income	Purchases
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥799,493	¥(25,944	)(2)	¥—	¥702,402	¥—	¥(281,927)	¥(376,333)	¥34,986	¥(25,184)		¥827,493	¥(26,391	)(2)
Debt securities
Japanese national government and Japanese government agency bonds	—	(4)		—	1,079	—	—	—	—	(1,075)		—	—
Foreign governments and official institutions bonds	1,836	720		—	107,685	—	(107,157)	(1,064)	—	(973)		1,047	(2)
Corporate bonds	25,521	(6,424)		—	3,170	—	(533)	(10,391)	34,885 (6)	(23,136	)(6)	23,092	(6,377)
Residential mortgage-backed securities	47,914	1,014		—	—	—	—	(7,787)	—	—		41,141	829
Asset-backed securities	654,814	(21,124)		—	576,668	—	(172,324)	(353,397)	—	—		684,637	(19,387)
Other debt securities	35,552	(2,102)		—	—	—	—	—	—	—		33,450	(2,102)
Equity securities	33,856	1,976		—	13,800	—	(1,913)	(3,694)	101	—		44,126	648
Trading derivatives—net	37,245	3,912	(2)	520	1,367	(1,518)	—	(23,699)	(466)	(5,242)		12,119	(9,055	)(2)
Interest rate contracts—net	28,551	(4,730)		(42)	—	—	—	(8,810)	(2,433)	2,060		14,596	(3,908)
Foreign exchange contracts—net	14,858	(2,434)		294	26	—	—	(67)	1,996	(7,937)		6,736	1,713
Equity contracts—net	(6,312)	12,518		272	687	(1,154)	—	(17,302)	(29)	635		(10,685)	(5,446)
Commodity contracts—net	370	30		(4)	654	(364)	—	(3)	—	—		683	116
Credit derivatives—net	(222)	(1,472)		—	—	—	—	2,483	—	—		789	(1,530)
Investment securities:
Available-for-sale securities	337,526	4,831	(3)	(15,344)	319,092	—	(163)	(264,616)	93	(30,759)		350,660	(167	)(3)
Debt securities
Foreign governments and official institutions bonds	20,099	—		(186)	621	—	—	(342)	—	—		20,192	—
Corporate bonds	36,932	150		(43)	521	—	(52)	(805)	93 (6)	(30,759	)(6)	6,037	(167)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—	—		15	—
Commercial mortgage-backed securities	2,971	—		4	—	—	—	(545)	—	—		2,430	—
Asset-backed securities	116,919	4,681		(9,605)	306,680	—	—	(257,503)	—	—		161,172	—
Other debt securities	160,590	—		(5,514)	11,270	—	(111)	(5,421)	—	—		160,814	—
Other investment securities	26,292	1,640	(7)	—	3,930	—	(2,782)	(7)	—	(714)		28,359	300	(7)
Others	3,850	(426	)(8)	(37)	5,584	—	(311)	—	—	—		8,660	(592	)(8)

Total	¥1,204,406	¥(15,987)		¥(14,861)	¥1,032,375	¥(1,518)	¥(285,183)	¥(664,655)	¥34,613	¥(61,899)		¥1,227,291	¥(35,905)

Liabilities
Others	28,432	4,508	(4)	(2,005)	—	6,601	—	(27,824)	1,056	(31,290)		(25,528)	35,010	(4)

Total	¥28,432	¥4,508		¥(2,005)	¥—	¥6,601	¥—	¥(27,824)	¥1,056	¥(31,290)		¥(25,528)	¥35,010

Notes:

(1)	Includes Trading securities measured under the fair value option.
(2)	Included in Trading account profits (losses)—net and in Foreign exchange gains (losses)—net.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Included in Investment securities gains—net.
(4)	Included in Trading account profits (losses)—net.
(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the first-half or the second-half of the fiscal year.
(6)	Transfers into (out of) Level 3 for corporate bonds were caused by the decrease (increase) in liquidity or the availability of the quoted prices provided by third-party venders.
(7)	Included in Investment securities gains—net.
(8)	Included in Other non-interest income.

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2017	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥20,099	Return on equity method	Probability of default	0.1%~0.4%	0.3%
			Recovery rate	60.0%~70.0%	67.0%
			Market-required return on capital	8.0%~10.0%	9.0%
Corporate bonds	19,313	Discounted cash flow	Probability of default	4.4%~8.8%	5.6%
			Recovery rate	41.0%~81.2%	42.8%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	108,132	Discounted cash flow	Probability of default	1.2%~5.3%	4.3%
			Recovery rate	60.0%~76.0%	64.7%
	650,814	Internal model(4)	Asset correlations	7.0%~11.0%	11.0%
			Discount factor	1.2%~1.4%	1.2%
			Prepayment rate	9.5%~29.5%	29.3%
			Probability of default	0.0%~83.1%	— (3)
			Recovery rate	52.8%~80.9%	80.6%
Other debt securities	35,552	Discounted cash flow	Liquidity premium	0.5%~1.0%	0.6%
	160,479	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	40.0%~90.0%	71.1%
			Market-required return on capital	8.0%~10.0%	9.7%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2017	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	28,297	Option model	Probability of default	0.1%~13.2%
			Correlation between interest rates	36.0%~100.0%
			Correlation between interest rate and foreign exchange rate	20.4%~48.8%
			Recovery rate	41.0%~48.0%
			Volatility	21.6%~100.0%
Foreign exchange contracts—net	14,890	Option model	Probability of default	0.1%~8.7%
			Correlation between interest rates	40.3%~74.0%
			Correlation between interest rate and foreign exchange rate	46.4%~50.7%
			Correlation between underlying assets	85.0%
			Recovery rate	41.0%~48.0%
			Volatility	16.8%~20.6%
Equity contracts—net	(6,659)	Option model	Correlation between interest rate and equity	33.3%~39.0%
			Correlation between foreign exchange rate and equity	3.0%~69.2%
			Correlation between equities	25.5%~81.3%
			Volatility	29.8%~127.4%

At March 31, 2018	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥20,192	Return on equity method	Probability of default	0.0%~0.4%	0.2%
			Recovery rate	60.0%~70.0%	66.7%
			Market-required return on capital	8.0%~10.0%	9.5%
Corporate bonds	267	Discounted cash flow	Recovery rate	70.8%	70.8%

Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	110,536	Discounted cash flow	Probability of default	1.2%~5.3%	4.5%
			Recovery rate	60.0%~76.0%	66.3%
	684,586	Internal model(4)	Asset correlations	9.0%	9.0%
			Discount factor	1.0%	1.0%
			Prepayment rate	37.2%	37.2%
			Probability of default	0.0%~91.3%	— (3)
			Recovery rate	65.3%	65.3%
Other debt securities	33,450	Discounted cash flow	Liquidity premium	0.5%~2.4%	0.8%
	149,759	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	40.0%~90.0%	72.5%
			Market-required return on capital	8.0%~10.0%	9.7%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2018	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	14,460	Option model	Probability of default	0.0%~12.5%
			Correlation between interest rates	34.1%~52.7%
			Correlation between interest rate and foreign exchange rate	19.7%~50.4%
			Recovery rate	41.0%~46.0%
			Volatility	13.4%~100.0%
			Probability of prepayment	100.0%
Foreign exchange contracts—net	6,779	Option model	Probability of default	0.0%~12.5%
			Correlation between interest rates	40.3%~74.0%
			Correlation between interest rate and foreign exchange rate	28.1%~50.7%
			Recovery rate	41.0%~46.0%
			Correlation between underlying assets	85.0%
			Volatility	10.3%~16.2%
Equity contracts—net	(16,600)	Option model	Correlation between interest rate and equity	37.1%~39.0%
			Correlation between foreign exchange rate and equity	7.0%~65.2%
			Correlation between equities	20.6%~81.7%
			Correlation between underlying assets	76.0%
	6,528	Discounted cash flow	Term of litigation	2.0years

Notes:

(1)	The fair value as of March 31, 2017 and 2018 excludes the fair value of investments valued using vendor prices.
(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs.”
(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities.”

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

The wide range of probability of default used in the internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities is mainly caused by Asset-backed securities. Asset-backed securities have a large number of underlying loans, mainly corporate loans, in several industries. The MUFG Group primarily makes investments in the senior tranches of such securities, with no investments in the equity portion. Thus, the MUFG Group’s investments have higher priority of payments than mezzanine and equity and even if some of underlying loans become default, the MUFG Group may still be able to receive the full contractual payments.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Recovery rate and Prepayment rate—Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many debt securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from third-party pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Prepayment rates change the future cash flows for the investor and thereby change the fair value of the security. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

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

In accordance with the valuation policies and procedures, fair value is determined by the risk management departments or similar sections that are independent of the front offices in order to ensure objectivity and validity of measuring fair value. An analysis performed on the determined fair value is periodically reported to management.

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

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2017 and 2018:

	2017				2018
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥2,224	¥2,224	¥—	¥—	¥1,984	¥1,984
Loans	4,941	9,020	219,963	233,924	3,458	8,329	239,653	251,440
Loans held for sale	—	—	6,480	6,480	—	—	22,835	22,835
Collateral dependent loans	4,941	9,020	213,483	227,444	3,458	8,329	216,818	228,605
Premises and equipment	—	—	3,507	3,507	—	—	34,326	34,326
Intangible assets	—	—	1,652	1,652	—	—	9,402	9,402
Goodwill	—	—	4,869	4,869	—	—	—	—
Other assets	—	—	6,872	6,872	92,223	—	6,196	98,419
Investments in equity method investees(1)	—	—	—	—	92,223	—	—	92,223
Other	—	—	6,872	6,872	—	—	6,196	6,196

Total	¥4,941	¥9,020	¥239,087	¥253,048	¥95,681	¥8,329	¥291,561	¥395,571

Note:

(1)	Excludes certain investments valued at net asset value of ¥15,884 million and ¥8,443 million at March 31, 2017 and 2018, respectively. The unfunded commitments related to these investments are ¥5,359 million and ¥1,544 million at March 31, 2017 and 2018, respectively. These investments are in private equity funds and limited partnerships.

The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2017 and 2018:

	2017	2018
	(in millions)
Investment securities	¥1,016	¥1,423
Loans	63,581	47,352
Loans held for sale	55	990
Collateral dependent loans	63,526	46,362
Premises and equipment	6,798	39,361
Intangible assets	5,803	21,900
Goodwill	6,638	—
Other assets	6,561	30,852
Investments in equity method investees	5,465	29,442
Other	1,096	1,410

Total	¥90,397	¥140,888

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

Fair Value Option

The MUFG Group elected the fair value option for foreign currency-denominated debt securities and equity securities held by MUFG Bank and Mitsubishi UFJ Trust and Banking. The election was made to mitigate

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounting mismatches related to fluctuations of foreign exchange rates by allowing the gains and losses on translation of these securities to be included in current earnings. Had the fair value option not been elected, the gains and losses on translation of these securities would have been reflected in OCI, while the gains and losses on translation of foreign currency-denominated financial liabilities would have been included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by Mitsubishi UFJ Securities Holdings’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Other assets. These financial liabilities are mainly included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the accompanying consolidated statements of income.

The following table presents the gains or losses recorded for the fiscal years ended March 31, 2016, 2017 and 2018 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2016			2017			2018
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities(1)	¥(157,814)	¥(1,058,046)	¥(1,215,860)	¥(464,947)	¥(407,439)	¥(872,386)	¥(148,242)	¥(267,507)	¥(415,749)
Other assets	3	—	3	—	—	—	—	—	—

Total	¥(157,811)	¥(1,058,046)	¥(1,215,857)	¥(464,947)	¥(407,439)	¥(872,386)	¥(148,242)	¥(267,507)	¥(415,749)

Financial liabilities:
Other short-term borrowings(2)	¥3,422	¥—	¥3,422	¥(10,380)	¥—	¥(10,380)	¥5,902	¥—	¥5,902
Long-term debt(2)	10,443	—	10,443	(93,464)	—	(93,464)	7,554	—	7,554

Total	¥13,865	¥—	¥13,865	¥(103,844)	¥—	¥(103,844)	¥13,456	¥—	¥13,456

Notes:

(1)	Excludes Danamon’s equity securities. See Note 2 for reference.
(2)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2017 and 2018 for long-term debt instruments for which the fair value option has been elected:

	2017			2018
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥404,510	¥377,423	¥(27,087)	¥347,002	¥333,985	¥(13,017)

Total	¥404,510	¥377,423	¥(27,087)	¥347,002	¥333,985	¥(13,017)

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

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2017 and 2018:

	Carrying amount	Estimated fair value
At March 31, 2017		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥25,683	¥25,683	¥25,683	¥—	¥—
Interest-earning deposits in other banks	38,327	38,327	—	38,327	—
Call loans and funds sold	704	704	—	704	—
Receivables under resale agreements	8,188	8,188	—	8,188	—
Receivables under securities borrowing transactions	11,003	11,003	—	11,003	—
Investment securities(1)(2)	3,688	3,808	1,206	1,144	1,458
Loans, net of allowance for credit losses(3)	117,033	118,765	5	257	118,503
Other financial assets(4)	5,827	5,827	—	5,827	—
Financial liabilities:
Deposits
Non-interest-bearing	¥29,486	¥29,486	¥—	¥29,486	¥—
Interest-bearing	160,928	160,948	—	160,948	—
Total deposits	190,414	190,434	—	190,434	—
Call money and funds purchased	1,975	1,975	—	1,975	—
Payables under repurchase agreements(5)	17,693	17,693	—	17,693	—
Payables under securities lending transactions	5,549	5,549	—	5,549	—
Due to trust account	3,335	3,335	—	3,335	—
Other short-term borrowings	7,857	7,857	—	7,857	—
Long-term debt(5)	25,863	26,015	—	26,015	—
Other financial liabilities	6,094	6,094	—	6,094	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Carrying amount	Estimated fair value
At March 31, 2018		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥32,648	¥32,648	¥32,648	¥—	¥—
Interest-earning deposits in other banks	43,210	43,210	—	43,210	—
Call loans and funds sold	896	896	—	896	—
Receivables under resale agreements	5,726	5,726	—	5,726	—
Receivables under securities borrowing transactions	9,269	9,269	—	9,269	—
Investment securities(1)(2)	3,684	3,797	1,197	1,051	1,549
Loans, net of allowance for credit losses(3)	116,272	117,753	3	330	117,420
Other financial assets(4)	7,000	7,000	—	7,000	—
Financial liabilities:
Deposits
Non-interest-bearing	¥29,862	¥29,862	¥—	¥29,862	¥—
Interest-bearing	165,831	165,825	—	165,825	—
Total deposits	195,693	195,687	—	195,687	—
Call money and funds purchased	2,453	2,453	—	2,453	—
Payables under repurchase agreements	18,135	18,135	—	18,135	—
Payables under securities lending transactions	8,170	8,170	—	8,170	—
Due to trust account	3,386	3,386	—	3,386	—
Other short-term borrowings	6,617	6,617	—	6,617	—
Long-term debt	26,861	26,919	—	26,919	—
Other financial liabilities	6,642	6,642	—	6,642	—

Notes:

(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)	Excludes cost-method investments of ¥429 billion and ¥437 billion at March 31, 2017 and 2018, respectively, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(4)	Excludes investments in equity method investees of ¥2,200 billion and ¥2,219 billion at March 31, 2017 and 2018, respectively.
(5)	The table above reflects changes in presentation that were made to long-term repurchase agreements at March 31, 2017. See Note 1 for further information.

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

Investment securities—The fair values of investment securities other than those classified as Available-for-sale or Held-to-maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have readily available quoted prices or secondary market prices. The fair values of certain nonmarketable

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equity securities, such as preferred stock convertible to marketable common stock issued by public companies, are determined by utilizing commonly accepted valuation techniques to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising options or upon exercising the options.

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

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2017 and 2018 was not material.

33.	STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ Morgan Stanley Securities and MUFG Americas Holdings.

MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities

On May 16, 2016, MUFG introduced the Board Incentive Plan as a new incentive plan for officers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities. On November 14, 2016, MUFG expanded the Board Incentive Plan to officers who hold unexercised Stock Acquisition Rights granted under the Stock Option Plan. As a result of this transaction, the Stock Option Plan remains available to officers who are on overseas assignment as of the transition date and hold unexercised Stock Acquisition Rights. This transition which consists of the exchange of unexercised Stock Acquisition Rights for common share of MUFG under the Board Incentive Plan was treated as modification of the Stock Option Plan for accounting purpose and incremental compensation cost resulting from the modification was ¥2,028 million.

Stock Option Plan

MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities have the Stock Option Plan.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The class of shares to be issued or transferred upon exercise of the Stock Acquisition Rights is common shares of MUFG. The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (“number of granted shares”) is 100 common shares of MUFG. In the event of a stock split or reverse stock split of common shares of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of the stock split or reverse stock split. If any events occur that require the adjustment to the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the Stock Acquisition Rights granted vest depending on the holders’ service periods as officers.

The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director, a corporate executive or an executive officer is no longer a director, a corporate executive and an executive officer, and (2) holder as a corporate auditor is no longer a corporate auditor, and (3) holder as a senior fellow is no longer a senior fellow. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities for the fiscal year ended March 31, 2018:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of fiscal year	892,800	¥1
Exercised	(23,100)	1
Transitioned to the Board Incentive Plan(1)	(263,300)	1

Outstanding, end of fiscal year	606,400	¥1	24.29	¥422

Exercisable, end of fiscal year	—	¥—	—	¥—

Note:

(1)	All shares transitioned to the Board Incentive Plan were granted and vested. See the explanation of the following item, The Board Incentive Plan, for more information.

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free interest rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common shares of MUFG. The expected term is based on the average service period of officers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common share of MUFG at the date of grant.

Fiscal year ended March 31, 2016(1)
Risk-free interest rate	0.07%
Expected volatility	28.03%
Expected term	4 years
Expected dividend yield	2.06%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	There are no issuances under the Stock Option Plan during the fiscal years ended March 31, 2017 and 2018.

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the fiscal years ended March 31, 2016 was ¥80,200 per 100 shares.

The MUFG Group recognized ¥1,647 million and ¥252 million of compensation costs related to the Stock Acquisition Rights with ¥518 million and ¥77 million of the corresponding tax benefit for the fiscal years ended March 31, 2016 and 2017, respectively.

Cash received from the exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2016, 2017 and 2018 was ¥4 million, ¥4 million and ¥0 million, respectively. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2016, 2017 and 2018 was ¥538 million, ¥651 million and ¥2 million, respectively.

The Board Incentive Plan

On May 16, 2016, MUFG’s compensation committee approved the introduction of a Board Incentive Plan as a new incentive plan for officers and covers the fiscal years corresponding to the medium-term business plan of MUFG under which common shares of MUFG and cash equivalent to the liquidation value of the common shares of MUFG together with dividends attributable to the common shares of MUFG are delivered and/or provided as compensation. The Board Incentive Plan uses the trust structure called a Board Incentive Plan Trust (“the BIP Trust”) and was authorized to purchase up to ¥15,800 million common shares of MUFG in the open market. The BIP Trust initially consists of the BIP Trust I and the BIP Trust II started on May 17, 2016, and will end on August 31, 2018. These trusts period may be extended through the modification of the trust agreement and additional contributions to the trust.

On November 14, 2016, MUFG’s compensation committee also approved the introduction of the BIP Trust III, using the same structure as above for officers to implement the transition from the Stock Option Plan under which Stock Acquisition Rights had previously been granted but have not been exercised by officers to the Board Incentive Plan. The BIP Trust III was authorized to purchase up to ¥8,100 million common shares of MUFG in the open market. In addition, on May 15, 2017, The BIP Trust III was also authorized to additional purchase and was revised amount of trust money up to ¥9,600 million common shares of MUFG. The BIP Trust III started on November 15, 2016 and will end on November 30, 2019. If any beneficiary under the BIP Trust III remains as active officers at the initial expiration date, the trust period will be extended for additional three years. The extension of the trust period will be made in the same manner up to 30 years.

MUFG funded and established the BIP Trust, and from time to time, make contributions to the BIP Trust whose beneficiaries are officers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities within the limit approved by MUFG’s compensation committee. MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities also reimburse MUFG for its contributions to the BIP Trust. The trustee of the BIP Trusts, Mitsubishi UFJ Trust and Banking, acquires common shares of MUFG in the open market in accordance with the instructions from the trust administrator, who is a third party that does not have any interest in MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities.

During the period of the BIP Trust, certain points are awarded to officers. The number of the points will be determined based on each rank of officers, promotions to a higher rank in the BIP Trust I and based on single-

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year financial results and the degree to which the medium-term business plan has been achieved in the BIP Trust II. At December 1, 2016, certain points were awarded to officers who have exchanged their unexercised stock acquisition rights at the transition from the Stock Option Plan to the BIP Trust III. Points of the BIP Trust III are awarded to officers who are on overseas assignment as of the transition date when the officers become domestic residents and waive their unexercised Stock Acquisition Rights.

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

The following is a roll-forward of common share of MUFG under the BIP Trust I and the BIP Trust II of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities for the fiscal year ended March 31, 2018. For the BIP Trust III, all shares were vested and there is no nonvested shares for the fiscal year ended March 31, 2017 and 2018:

	2017				2018
	The BIP Trust I		The BIP Trust II		The BIP Trust I		The BIP Trust II
	Number of Shares	Weighted— average grant—date fair value	Number of Shares	Weighted— average grant—date fair value	Number of Shares	Weighted— average grant—date fair value	Number of Shares	Weighted— average grant—date fair value
Nonvested, beginning of fiscal year	—	¥—	—	¥—	4,711,821	¥521.60	9,551,841	¥521.60
Granted	7,497,800	521.60	11,287,600	521.60	1,317,354	721.50	441,382	721.50
Vested	(2,772,141)	521.60	(1,662,334)	521.60	(3,412,714)	590.06	(2,391,545)	548.50
Forfeited	(13,838)	521.60	(73,425)	521.60	(530,828)	532.12	(556,329)	528.77

Nonvested, end of fiscal year	4,711,821	¥521.60	9,551,841	¥521.60	2,085,633	¥533.17	7,045,349	¥524.43

The total fair value of the common shares of MUFG held by the BIP Trust I and the BIP Trust II that vested during the year ended March 31, 2017 were ¥1,940 million and ¥1,163 million, respectively, and during the year ended March 31, 2018 were ¥2,378 million and ¥1,668 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of compensation costs, the corresponding tax benefit under the BIP Trust for the fiscal year ended March 31, 2017 and 2018 and unrecognized compensation costs as of March 31, 2017 and 2018:

	2017			2018
	The BIP Trust I	The BIP Trust II	The BIP Trust III	The BIP Trust I	The BIP Trust II	The BIP Trust III
	(in millions)
Compensation costs	¥1,238	¥1,039	¥2,112	¥2,514	¥1,452	¥218
Tax benefit	379	318	385	770	445	67
Unrecognized compensation costs	1,617	346	—	396	360	—

Unrecognized compensation costs are expected to be recognized over a weighted-average period of 0.3 years for the BIP Trust I and 0.3 years for the BIP Trust II.

MUFG Americas Holdings

In April 2010, MUFG Americas Holdings adopted the UnionBanCal Plan (“UNBC Plan”). Under the UNBC Plan, MUFG Americas Holdings grants restricted stock units settled in American Depositary Receipts (“ADRs”) representing common shares of MUFG, to key employees at the discretion of the Human Capital Committee of the Board of Directors (“the Committee”). The Committee determines the number of shares, vesting requirements and other features and conditions of the restricted stock units. Under the UNBC Plan, MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the UNBC Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and generally become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions. MUFG Americas Holdings also issues a small number of off-cycle grants each year, primarily for reasons related to recruitment of new employees.

Under the UNBC Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant date fair value of these awards is equal to the closing price of the MUFG ADRs on date of grant.

Effective July 1, 2014, the U.S. branch banking operations of MUFG Bank were integrated under MUFG Union Bank’s operations and MUFG Americas Holdings assumed the obligations of the stock bonus plan established by MUFG Bank Headquarters for the Americas (“HQA Plan”). The HQA Plan is substantially similar to the UNBC Plan; however, participants in the HQA Plan are entitled to “dividend equivalent credits” on their unvested restricted stock units when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the participants would have received on the shares had the shares been issued to the participants when the restricted stock units were granted. Accumulated dividend equivalents are paid to participants in cash on an annual basis.

Effective June 8, 2015, MUFG Americas Holdings amended and restated the HQA Plan as the MUFG Americas Holdings Plan. The MUFG Americas Holdings Plan is substantially similar to the UNBC and HQA Plans. MUFG Americas Holdings’s future grants will be made under the MUFG Americas Holdings Plan only. “Dividend equivalent credits” arising from grants under the MUFG Americas Holdings Plan are paid to participants in shares on an annual basis. The weighted-average service period for grants issued under the MUFG Americas Holdings Plan with outstanding restricted stock units as of December 31, 2017 was 2.9 years.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a roll-forward of the restricted stock units under the Stock Bonus Plans for the fiscal year ended December 31, 2017:

	Restricted Stock Units
	2017
	Number of Units	Weighted Average Grant Date Fair Value
Units outstanding, beginning of fiscal year	26,725,582	$5.35
Activity during fiscal year:
Granted	14,362,249	6.53
Vested	(11,709,454)	5.58
Forfeited	(1,539,963)	5.55

Units outstanding, end of fiscal year	27,838,414	5.86

The weighted-average grant date fair value of restricted stock units granted during the fiscal years ended December 31, 2015 and 2016 were $7.15 and $4.63, respectively. The total fair value of RSUs that vested during the fiscal years ended December 31, 2015, 2016, and 2017 were ¥6,416 million, ¥5,333 million, and ¥8,414 million, respectively.

The following table is a summary of MUFG Americas Holdings’s compensation costs, the corresponding tax benefit for the fiscal years ended December 31, 2015, 2016 and 2017, and unrecognized compensation costs as of December 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions)
Compensation costs	¥6,537	¥7,292	¥7,405
Tax benefit	2,542	2,830	2,917
Unrecognized compensation costs	7,598	11,183	12,543

At December 31, 2017, approximately ¥12,543 million (pretax) of compensation expense related to unvested grants had not yet been charged to net income. That cost is expected to be amortized into compensation expense over a weighted-average period of 1.5 years.

34.	PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of MUFG Bank and Mitsubishi UFJ Trust and Banking are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥5,672 billion and ¥5,819 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2017 and 2018, respectively. See Notes 19 and 22 for further information.

The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.

At March 31, 2017 and 2018, approximately ¥4,787 billion and ¥5,341 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	As of March 31,
	2017	2018
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥158,603	¥114,784
Investments in subsidiaries and affiliated companies	15,798,922	16,720,286
Banking subsidiaries	11,961,515	12,638,315
Non-banking subsidiaries and affiliated companies	3,837,407	4,081,971
Loans to subsidiaries	3,419,961	5,072,330
Banking subsidiaries	3,278,961	4,885,830
Non-banking subsidiaries	141,000	186,500
Other assets	97,742	166,514

Total assets	¥19,475,228	¥22,073,914

Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,667,063	¥1,600,179
Long-term debt from non-banking subsidiaries and affiliated companies	261,586	264,332
Long-term debt	3,433,423	5,088,478
Other liabilities	127,624	150,743

Total liabilities	5,489,696	7,103,732

Total shareholders’ equity	13,985,532	14,970,182

Total liabilities and shareholders’ equity	¥19,475,228	¥22,073,914

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	Fiscal years ended March 31,
	2016	2017	2018
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥574,118	¥608,504	¥576,332
Banking subsidiaries	501,788	535,512	487,491
Non-banking subsidiaries and affiliated companies	72,330	72,992	88,841
Management fees from subsidiaries	24,388	26,095	26,073
Interest income from subsidiaries	8,043	48,665	80,670
Foreign exchange gains—net	36,715	3,614	24,726
Trading account losses—net	(7,907)	(41,279)	(26,749)
Other income	975	1,427	1,508

Total income	636,332	647,026	682,560

Expense:
Operating expenses	23,074	25,692	26,016
Interest expense to subsidiaries and affiliated companies	26,553	28,867	31,426
Interest expense	3,429	35,689	65,068
Other expense	1,788	2,554	1,791

Total expense	54,844	92,802	124,301

Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	216,632	(362,899)	672,421

Income before income tax expense (benefit)	798,120	191,325	1,230,680
Income tax expense (benefit)	(4,212)	(11,355)	2,520

Net income	¥802,332	¥202,680	¥1,228,160

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2016(1)	2017(1)	2018
	(in millions)
Operating activities:
Net income	¥802,332	¥202,680	¥1,228,160
Adjustments and other	(158,564)	371,901	(799,571)

Net cash provided by operating activities	643,768	574,581	428,589

Investing activities:
Proceeds from sales of investment in affiliated companies	—	1,574	—
Purchase of equity investment in subsidiaries and an affiliated company	—	(91,877)	(53,000)
Net increase in loans to subsidiaries	(1,433,700)	(1,802,664)	(1,682,576)
Other—net	(3,135)	(2,659)	(4,361)

Net cash used in investing activities	(1,436,835)	(1,895,626)	(1,739,937)

Financing activities:
Net decrease in short-term borrowings from subsidiaries	(84,959)	(32,412)	(41,402)
Proceeds from issuance of long-term debt	1,432,755	1,808,672	1,872,986
Repayment of long-term debt	(22)	(20)	(112,184)
Repayment of long-term debt to affiliated companies	—	(1,136)	(1,090)
Proceeds from sales of treasury stock	2	1	1
Payments for acquisition of treasury stock	(200,053)	(200,028)	(200,038)
Dividends paid	(251,497)	(246,564)	(241,067)
Other—net	(14,366)	(9,333)	(9,677)

Net cash provided by financing activities	881,860	1,319,180	1,267,529

Net increase (decrease) in cash and cash equivalents	88,793	(1,865)	(43,819)
Cash and cash equivalents at beginning of fiscal year	71,675	160,468	158,603

Cash and cash equivalents at end of fiscal year	¥160,468	¥158,603	¥114,784

Note:

(1)	The MUFG Group early adopted new guidance on restricted cash retrospectively in the second half of the fiscal year ended March 31, 2018, and prior year amounts were revised. See Note 1 for further information.

35.	SEC REGISTERED FUNDING VEHICLES ISSUING NON-DILUTIVE PREFERRED SECURITIES

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

Approval of Dividends

On June 28, 2018, the shareholders approved the payment of cash dividends of ¥10 per share of Common stock, totaling ¥131,934 million, that were payable on June 29, 2018, to the shareholders of record on March 31, 2018.

Additional Entrustment for the Performance-based Stock Compensation Plan

MUFG resolved to continue with the Board Incentive Plan with amending it in part at the compensation committee’s meeting held at May 15, 2018. According to this resolution, the BIP Trust I and the BIP Trust II, which were founded as a trust structure under the Board Incentive Plan and will be expired on August 31, 2018, will be continued to August 31, 2021 by extending the trust period as approved at the compensation committee’s meeting. MUFG also resolved to revise the limited amount of trust money for the BIP Trust I and the BIP Trust II up to ¥16,700 million from ¥15,800 million. See Note 33 for further information regarding the Board Incentive Plan.

Repurchase and Cancellation of own shares

From May 16, 2018 to June 4, 2018 MUFG repurchased 72,420,700 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥50 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2018. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 100,000,000 shares, which represents the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equivalent of 0.76% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥50 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On July 20, 2018, MUFG will cancel all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2018.

* * * * *

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on July 6, 2018 (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013 (English Translation)*

1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)

2(a)	Form of American Depositary Receipt

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder

7	Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges for the fiscal years ended March 31, 2014, 2015, 2016, 2017 and 2018**

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15	Consent of independent registered public accounting firm

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2018***

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2018****

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

Exhibit	Description

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our registration statement on Form S-8 (File No. 333-204845) filed on June 10, 2015.
**	Deemed to be incorporated as Exhibit 12.1 to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
***	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-209455) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUYUKI HIRANO
Name:	Nobuyuki Hirano
Title:	President & Group Chief Executive Officer

Date: July 12, 2018