Form 20-F
period 2019-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2019-07-10
CIK 67088

As filed with the Securities and Exchange Commission on July 10, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Masahisa Takahashi, +81-3-3240-8111, +81-3-3240-7073, same address as above

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, without par value		New York Stock Exchange(1)
American depositary shares, each of which represents one share of common stock	MUFG	New York Stock Exchange

(1)	The listing of the registrant’s common stock on the New York Stock Exchange is for technical purposes only and without trading privileges.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of March 31, 2019,13,667,770,520 shares of common stock (including 745,921,774 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

References to “Krungsri” are to Bank of Ayudhya Public Company Limited, as a single entity, as well as to Bank of Ayudhya Public Company Limited and its respective consolidated subsidiaries, as the context requires. References to “Bank Danamon” are to PT Bank Danamon Indonesia, Tbk., as a single entity, as well as to PT Bank Danamon Indonesia, Tbk. and its respective consolidated subsidiaries, as the context requires.

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

	Fiscal years ended March 31,
	2015	2016	2017	2018	2019
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥2,894,645	¥3,005,738	¥2,990,767	¥3,259,016	¥3,813,379
Interest expense	663,184	744,364	769,639	1,028,755	1,517,981

Net interest income	2,231,461	2,261,374	2,221,128	2,230,261	2,295,398
Provision for (reversal of) credit losses	86,998	231,862	253,688	(240,847)	34,330

Net interest income after provision for (reversal of) credit losses	2,144,463	2,029,512	1,967,440	2,471,108	2,261,068
Non-interest income	2,845,078	2,407,690	1,196,706	1,935,091	1,595,244
Non-interest expense	2,726,885	3,274,532	2,891,603	2,744,380	2,985,470

Income before income tax expense	2,262,656	1,162,670	272,543	1,661,819	870,842
Income tax expense	666,020	369,432	94,453	407,823	133,237

Net income before attribution of noncontrolling interests	1,596,636	793,238	178,090	1,253,996	737,605
Net income (loss) attributable to noncontrolling interests	65,509	(9,094)	(24,590)	25,836	18,960

Net income attributable to Mitsubishi UFJ Financial Group	¥1,531,127	¥802,332	¥202,680	¥1,228,160	¥718,645

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥1,522,157	¥802,332	¥202,680	¥1,228,160	¥718,645

Amounts per share:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥107.81	¥57.78	¥14.93	¥92.40	¥55.03
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	107.50	57.51	14.68	92.10	54.74
Number of shares used to calculate basic earnings per common share (in thousands)	14,118,469	13,885,842	13,574,314	13,291,842	13,058,698
Number of shares used to calculate diluted earnings per common share (in thousands)(1)	14,137,645	13,903,316	13,584,885	13,293,492	13,059,182
Cash dividends per share paid during the fiscal year:
—Common stock	¥18.00	¥18.00	¥18.00	¥18.00	¥21.00
	$0.16	$0.15	$0.17	$0.16	$0.19
—Preferred stock (Class 5)(2)	¥57.50	—	—	—	—
	$0.57	—	—	—	—
—Preferred stock (Class 11)(3)	¥2.65	—	—	—	—
	$0.03	—	—	—	—

	As of March 31,
	2015	2016	2017	2018	2019
	(in millions)
Balance sheet data:
Total assets	¥280,875,706	¥292,557,355	¥297,185,019	¥300,570,312	¥305,228,899
Loans, net of allowance for credit losses	117,209,723	121,679,828	117,032,784	116,271,771	116,225,757
Total liabilities	265,594,365	277,709,088	282,420,311	284,924,497	289,244,151
Deposits	171,991,267	181,438,087	190,401,623	195,674,593	199,280,789
Long-term debt(4)	18,782,257	20,524,615	26,131,527	27,069,556	27,990,543
Total equity	15,281,341	14,848,267	14,764,708	15,645,815	15,984,748
Capital stock	2,090,270	2,090,270	2,090,270	2,090,270	2,090,270

	Fiscal years ended March 31,
	2015	2016	2017	2018	2019
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥237,247,664	¥252,715,743	¥239,192,449	¥239,048,981	¥241,407,356
Interest-bearing liabilities	210,091,493	221,135,208	223,522,296	233,857,052	234,643,197
Total assets	277,547,638	299,270,873	307,938,699	320,589,932	321,292,847
Total equity	13,002,955	15,285,766	15,010,829	15,423,078	16,076,679

Return on equity and assets:
Earnings applicable to common shareholders as a percentage of average total assets	0.55%	0.27%	0.07%	0.38%	0.22%
Earnings applicable to common shareholders as a percentage of average total equity	11.71%	5.25%	1.35%	7.96%	4.47%
Dividends per common share as a percentage of basic earnings per common share	16.70%	31.15%	120.56%	19.48%	38.16%
Average total equity as a percentage of average total assets	4.68%	5.11%	4.87%	4.81%	5.00%
Net interest income as a percentage of average total interest-earning assets	0.94%	0.89%	0.93%	0.93%	0.95%

Credit quality data:
Allowance for credit losses	¥1,055,479	¥1,111,130	¥1,182,188	¥764,124	¥658,184
Allowance for credit losses as a percentage of loans	0.89%	0.90%	1.00%	0.65%	0.56%
Impaired loans	¥1,686,806	¥1,725,150	¥1,715,850	¥1,331,123	¥1,209,791
Impaired loans as a percentage of loans	1.43%	1.40%	1.45%	1.14%	1.04%
Allowance for credit losses related to impaired loans as a percentage of impaired loans	36.00%	42.60%	51.42%	37.14%	32.33%
Net loan charge-offs	¥150,666	¥156,959	¥169,809	¥180,999	¥129,924
Net loan charge-offs as a percentage of average loans	0.13%	0.13%	0.14%	0.15%	0.11%
Average interest rate spread	0.90%	0.85%	0.91%	0.92%	0.93%
Risk-adjusted capital ratio calculated under Japanese GAAP(5)	15.62%	16.01%	15.85%	16.56%	16.03%

Notes:
(1)	Includes the common shares that were potentially issuable upon conversion of the Class 11 Preferred Stock and stock acquisition rights.
(2)	Preferred dividends were ¥57.5 per share and paid semi-annually. In April 2014, we acquired and cancelled all of the issued shares of First Series of Class 5 Preferred Stock. As a result, there is currently no issued Class 5 Preferred Stock. See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Preferred dividends were ¥2.65 per share and paid semi-annually. In August 2014, we acquired all of the issued shares of Class 11 Preferred Stock in exchange for 1,245 shares of our common stock held in treasury, and cancelled the acquired shares. As a result, there is currently no issued Class 11 Preferred Stock. See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	Reflects the changes in presentation adopted in the fiscal year ended March 31, 2018, where long-term payables under repurchase agreements are no longer included in long-term debt but are aggregated with short-term payables under repurchase agreements in payables under repurchase agreements, and applied to the fiscal years ended March 31, 2015, 2016 and 2017.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2019, 63.6% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 56.0% of our total investment securities portfolio and 8.2% of our total assets, respectively. Interest and non-interest income in Japan represented 34.9% of our total interest and non-interest income for the fiscal year ended March 31, 2019. Furthermore, as of March 31, 2019, our loans in Japan accounted for 55.7% of our total loans outstanding.

There is significant uncertainty surrounding Japan’s economy. For example, Japan’s fiscal health and sovereign creditworthiness may deteriorate if the Japanese government’s economic measures and the Bank of Japan’s monetary policies prove ineffective or result in negative consequences. If the prices of Japanese government bonds decline rapidly, resulting in an unexpectedly sudden increase in interest rates, our investment securities portfolio as well as our lending, borrowing, trading and other operations may be negatively impacted. In addition, interest rates may suddenly increase as a result of a decision made by the Bank of Japan to end or modify its current interest rate policy, including the negative interest rate of minus 0.1% applied to certain current account amounts that financial institutions hold at the Bank of Japan and the Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent, or market expectations relating to any such decision. See “—Risks Related to Our Business—Fluctuations in interest rates could adversely affect the value or the yield of our bond portfolio.”

Instability in the Japanese stock market and foreign currency exchange rates may also have a significant adverse impact on our asset and liability management as well as our results of operations. Various other factors, including the decreasing and aging demographics in Japan, stagnation or deterioration of economic and market conditions in other countries, growing global competition and trade conflicts, may also have a material negative impact on the Japanese economy. For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”

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

Global economic conditions remain volatile, and it is uncertain how the global economy will evolve over time. Factors that could negatively impact the global market, both developed and emerging, include concerns over the possible negative impact on global economic activity resulting from changes in the trade policies of various countries, the potentially serious ramifications of the negotiations on the United Kingdom’s withdrawal from the European Union, the potential negative effect from the monetary policy changes in the United States, slowing economic growth in China in the midst of a shift in the government’s economic policy, possible adverse effects on economic conditions in commodity-exporting countries of a decline in oil and other commodity prices, and the political turmoil in various regions around world. As of March 31, 2019, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 16.4% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 9.2% of our total assets, and assets related to Europe accounted for approximately 7.1% of our total assets. If the global economy deteriorates or the global economic recovery significantly slows down again, the availability of credit may become limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, and index and basket credit default swaps. The notional amounts of these protections sold as of March 31, 2019 were ¥2.49 trillion and ¥0.66 trillion, respectively. In addition, if credit market conditions worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, we recorded ¥355.8 billion of net losses from marketable equity securities, which reflected unrealized losses, or holding losses, on marketable equity securities, and ¥0.6 billion of impairment losses on available-for-sale debt securities and other securities for the fiscal year ended March 31, 2019. As of March 31, 2019, approximately 26.6% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 0.5% of our total assets were financial instruments for which we measure fair value on a non-recurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted prices. If the value of these financial instruments declines, a corresponding loss or write-down may be recognized in our consolidated statements of income. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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

As a percentage of total loans, impaired loans, which primarily include nonaccrual loans and troubled debt restructurings, or TDRs, ranged from 1.04% to 1.45% as of the five most recent fiscal year-ends. As of March 31, 2019, impaired loans were ¥1.21 trillion, representing 1.04% of our total outstanding loans. If the economic conditions in Japan or other parts of the world, or in particular industries, including the energy and real estate industries, to which we have significant credit risk exposure, worsen, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base.

We may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may also forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructurings. We may take these steps even when such steps might not be warranted from the perspective of our short-term or narrow economic interests or a technical analysis of our legal rights against those borrowers, in light of other factors such as our longer-term economic interests, and our commitment to supporting the Japanese economy. These practices may substantially increase our exposure to troubled borrowers and increase our losses. Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner, than we may otherwise want.

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or similar issues. The credit default swap contracts could also result in significant losses. As of March 31, 2019, the total notional amount of the protection we sold through single name credit default swaps and index and basket credit default swaps was ¥3.15 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 24 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold. We recorded ¥34.3 billion of provision for credit losses for the fiscal year ended March 31, 2019. While we closely observe conditions of our individual borrowers and industry trends, our borrowers may incur financial and non-financial losses that exceed our estimations depending on, for example, domestic and international economic conditions or commodity price fluctuations. In such case, we may need to provide for additional allowance for credit losses.

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

When we believe there is an improvement in asset quality, we may reverse the allowance for credit losses to a level management deems appropriate and record the amount of reversal in our consolidated statements of income. For example, for the fiscal year ended March 31, 2019, we recorded ¥43.9 billion and ¥4.5 billion of reversal of credit losses for the Commercial and Residential segments, respectively, of our loan portfolio. However, we have historically recorded provision for credit losses rather than recording reversal of credit losses in most periods, and in future periods we may need to recognize provision for credit losses for these and other segments of our loan portfolio.

For more information on our loan portfolio, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

Fluctuations in interest rates could adversely affect the value or the yield of our bond portfolio.

The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2019 was 9.5% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 8.2% of our total assets as of March 31, 2019. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has maintained a “quantitative and qualitative monetary easing with yield curve control” policy and applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, while purchasing Japanese government bonds to increase its aggregate holding of such bonds by approximately ¥80 trillion each year with an aim to keep the yield of 10-year Japanese government bonds around zero percent. If the policy is maintained in Japan for an extended period, or if the Bank of Japan’s negative interest rate or target long-term interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline. On the other hand, the value of our investment portfolio may decrease if interest rates increase rapidly or significantly because of heightened market expectations for tapering or cessation of the current policy in Japan. Separate from the Bank of Japan’s monetary policies, interest rates could also significantly increase in the event that Japanese government bonds decline in value due to such factors as a decline in confidence in the Japanese government’s fiscal administration or further issuances of Japanese government bonds in connection with emergency economic measures or in the event that interest rates on U.S. Treasury securities rise due to such factors as instability in the U.S. government bond market, additional issuances of U.S. government bonds, or changes in the monetary policy of the Federal Reserve Board, or FRB, including an increase in the U.S. policy interest rate. If relevant interest rates increase for these or other reasons, particularly if such increase is unexpected or sudden, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates or long-term interest rates decline to a larger extent than short-term interest rates in the United States due to the monetary policy of the FRB, concerns over the U.S. economic outlook or other reason, our interest income may be adversely affected. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2019, the average balance of our foreign interest-earning assets was ¥96,128.3 billion and the average balance of our foreign interest-bearing liabilities was ¥61,443.6 billion, representing 39.8% of our average total interest-earning assets and 26.2% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2019 was ¥110.91 per U.S.$1.00, compared to ¥110.85 per U.S.$1.00 for the previous fiscal year. The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of decreasing total revenue by ¥21.6 billion, net interest income by ¥9.3 billion and income before income tax expense by ¥5.4 billion, respectively, while increasing the fair value of trading account securities accounted for under the fair value option by ¥186.6 billion, for the fiscal year ended March 31, 2019. The Japanese yen was ¥107.79 to the U.S. dollar on June 28, 2019. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 14.1% of our total investment securities portfolio, and 2.1% of our total assets, as of March 31, 2019. The Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, fluctuated throughout the fiscal year ended March 31, 2019, rising to an intra-day high of ¥24,448.07 on October 2, 2018, declining to an intra-day low of ¥18,948.58 on December 26, 2018, and rising again to ¥21,205.81 at the end of trading on March 29, 2019. As of June 28, 2019, the closing price of the Nikkei Stock Average was ¥21,275.92. The Nikkei Stock Average has increased in recent periods, and may fluctuate significantly and negatively in future periods, as the global economy remains volatile and investors continue to observe the changes in economic, monetary and trade policies mainly in Japan, the United States, China, the Eurozone and Asian countries. In addition, weakening or stagnant economic conditions in these and other regions may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices, and the recent trend in Japan towards strengthening corporate governance may subject public companies to stricter scrutiny. See “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investment Portfolio.”

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

On November 9, 2017, MUFG Bank entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency, or OCC, under which MUFG Bank agreed to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that MUFG Bank had reached with DFS in June 2013 and November 2014. This Consent Order, which the OCC executed, enables the OCC to supervise MUFG Bank’s plans to enhance its internal controls and compliance program relating to OFAC sanctions requirements. The Stipulation and Consent with the OCC followed MUFG’s conversion of the U.S. Branches and Agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking, including MUFG Bank’s New York Branch, from state-licensed branches and agencies under the supervision of state regulatory agencies, including DFS, to federally licensed branches and agencies under the supervision of the OCC. Although, MUFG Bank was engaged in litigation with DFS with regard to the conversion of its New York Branch license as well as purported violations of law alleged to have occurred prior to the federal license conversion, in June 2019, MUFG Bank entered into a settlement with NYDFS to resolve this litigation and made a settlement payment. In February 2019, MUFG Bank entered into a Consent Order with the OCC relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. MUFG Bank is undertaking necessary actions relating to these matters. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.

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

As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of the concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. We may not be able to enhance our compliance risk management systems and programs, which, in some cases, are supported by third-party service providers, in a timely manner or as planned. Our risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules applicable locally or on a global basis to our subsidiaries, offices and branches.

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

We could also be required to incur significant expenses to comply with new or revised regulations. For example, benchmark rate reforms may result in significant costs for making necessary adjustments to our financial instruments and related operations and also in significant financial losses relating to instruments using such rates. If we adopt a new information technology system infrastructure in the future, for instance, we may be required to incur significant additional costs for establishing and implementing effective internal controls, which may materially and adversely affect our financial condition and results of operations.

Future developments or changes in laws, regulations, rules, policies, voluntary codes of practice and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. For example, we are subject to new bank regulatory standards that were finalized as part of the reforms to “Basel III: A global regulatory framework for more resilient banks and banking systems,” or Basel III, in December 2017. These new standards include a minimum leverage ratio requirement, which became applicable to us in March 2019 and which is expected to be raised in 2022, as well as revisions to risk measurement approaches, which are expected to be phased in from 2022. We also became subject to minimum total loss-absorbing capacity, or TLAC, requirements in March 2019, and the minimum requirements are expected to be raised in 2022. For more information, see “—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.” and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan.”

Furthermore, regulatory reforms recently implemented, proposed and currently being debated in the United States may also significantly affect our business operations. For example, in July 2016, we established

MUFG Americas Holdings as a U.S. intermediate holding company, or IHC, and reorganized our U.S. bank and non-bank subsidiaries under MUFG Americas Holdings pursuant to rules adopted by the FRB in February 2014. Under the FRB rules, MUFG Americas Holdings is also subject to U.S. capital requirements, capital stress testing, liquidity buffer requirements, and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. In April 2019, the FRB proposed modifications to such requirements and standards as applied to foreign banking organizations, which could result in stricter requirements and standards for MUFG Americas Holdings. We are continuing to devote resources and management attention on establishing an appropriate governance structure with effective internal control systems for MUFG Americas Holdings designed to ensure compliance with the rules on an on-going basis. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

Any adverse changes in the business of MUFG Americas Holdings Corporation, a wholly owned subsidiary in the United States, could significantly affect our results of operations.

MUFG Americas Holdings, which is a wholly owned subsidiary in the United States formerly called UnionBanCal Corporation, or UNBC, and which is our IHC in the United States, has historically contributed to a significant portion of net income attributable to the Mitsubishi UFJ Financial Group. MUFG Americas Holdings reported net income of $990 million, $1,077 million and $1,073 million for the fiscal years ended December 31, 2016, 2017 and 2018 respectively. Any adverse developments which could arise at MUFG Americas Holdings may have a significant negative impact on our results of operations and financial condition. For more information, see “Item 4.B. Information on the Company—Business Overview—Global Commercial Banking Business Group—MUFG Union Bank, N.A.”

Factors that have negatively affected, and could continue to negatively affect, MUFG Americas Holdings’ results of operations include difficult economic conditions, such as a downturn in the real estate and housing industries in the United States, particularly in California, the fiscal challenges being experienced by the U.S. federal and California state governments, substantial competition in the banking markets in the United States and uncertainty over the U.S. economy, as well as negative trends in debt ratings and interest rate uncertainties. As was the case in recent periods, declining oil and gas prices could adversely affect the credit conditions of borrowers in the energy sector and related industries, resulting in an increase in credit costs. In addition, since the financial crisis in 2008 and 2009, the U.S. banking industry has operated in an extremely low interest rate environment as a result of the highly accommodative monetary policy of the FRB, which has placed downward pressure on the net interest margins of U.S. banks, including MUFG Americas Holdings. Although the FRB gradually raised its policy interest rate between December 2015 and December 2018, interest rates have remained at relatively low levels in the United States. Sudden fluctuations in interest rates may also negatively affect MUFG Americas Holdings’ results of operations.

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

Any adverse changes in the business of Bank of Ayudhya, an indirect subsidiary in Thailand, or Bank Danamon, an indirect subsidiary in Indonesia, could significantly affect our results of operations.

Any adverse changes in the business or management of Bank of Ayudhya Public Company Limited, or Krungsri, a strategic subsidiary in Thailand in which we hold a 76.88% ownership interest as of March 31, 2019, or PT Bank Danamon Indonesia, Tbk, or Bank Danamon, a strategic subsidiary in Indonesia in which we hold a 94.1% ownership interest as of May 1, 2019, may negatively affect our financial condition and results of operations. Factors that may negatively affect the financial condition and results of operations of these subsidiaries include:

•

adverse economic conditions, substantial competition in the banking industry, volatile political and social conditions, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, foreign currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in their respective home markets;

•

the business performance of companies making investments in and entering into markets in the Southeast Asian region, as well as the condition of economies, financial systems, laws and financial markets in the countries where such companies primarily operate;

•	losses from legal proceedings involving them;

•	credit rating downgrades and declines in stock prices of their borrowers, and bankruptcies of their borrowers resulting from such factors;

•	defaults on their loans to individuals; and

•	costs incurred due to weaknesses in their internal controls and regulatory compliance systems or any of their subsidiaries.

As of March 31, 2019, the balance of goodwill associated with the acquisition of Krungsri, including Krungsri’s acquisition of Hattha Kaksekar Limited, a microfinance institution in Cambodia, in September 2016, was ¥59.0 billion. In May 2019, we completed a series of transactions to increase our ownership interest in Bank Danamon to 94.1%, as a result of which Bank Danamon became our consolidated subsidiary. If the business of Krungsri or Bank Danamon deteriorates, we may be required to record impairment losses, which could have a material adverse effect on our results of operations and financial condition. See “—Risks Related to Our Business—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results.”

Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.

We continue to seek opportunities to expand the range of our products and services beyond our traditional banking, trust, and securities businesses, through development and introduction of new products and services or through acquisitions of or investments in financial institutions with products and services that complement our business. For example, we continue to seek opportunities to expand our business outside of Japan. In addition, the sophistication of financial products and services and management systems has been growing significantly in recent years. As a result, we are exposed to new and increasingly complex risks, while market and regulatory expectations that we manage these risks properly continue to rise. Some of the activities that our subsidiaries are expected to engage in, such as credit extension to less conventional assets and operations as well as derivatives and foreign currency trading, present substantial risks. In some cases, we have only limited experience with the risks related to the expanded range of these products and services. In addition, we may not be able to successfully develop or operate the necessary information technology systems. As a result, we may not be able to foresee the risks relating to new products and services.

As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. For example, in an effort to further develop our operations in Asia, MUFG Bank purchased 72.01% of the outstanding shares of Krungsri in December 2013 and acquired additional shares in January 2015, increasing MUFG Bank’s ownership interest to 76.88%. MUFG Bank has also held an approximately 20% equity interest in Vietnam Joint Stock Commercial Bank of Industry and Trade since December 2012 and a 20.0% equity interest in Security Bank Corporation in the Philippines since April 2016. In addition, MUFG Bank acquired 19.9% of the shares of common stock of PT Bank Danamon Indonesia, Tbk in December 2017 and increased its shareholding in the bank to 94.1% in May 2019. As we seek to enter new markets or jurisdictions, we often seek to collaborate with a local business partner by becoming a shareholder as well as providing management expertise for the local market. In such circumstances, the local business partner may have business interests that are inconsistent with our interests and, as a result, we may be unable to achieve the goals initially set out in our strategy for that market. In addition, we may be unable to staff our newly expanded operations with qualified individuals familiar with local legal and regulatory requirements and business practices, exposing us to legal, regulatory, operational and other risks.

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

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East. For example, based primarily on the domicile of the obligors, our assets in Europe, Asia and Oceania excluding Japan, and other areas excluding Japan and the United States, were ¥21,535.3 billion, ¥27,993.0 billion and ¥11,642.7 billion, representing 7.1%, 9.2% and 3.8% of our total assets as of March 31, 2019, respectively. The economies of emerging market countries can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in U.S. dollars, euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, should there be excessively rapid economic growth and increasing inflationary pressure in some of the emerging market countries, such developments could adversely affect the wider regional and global economies. Some emerging market countries may also change their monetary or other economic policies in response to economic and political instabilities or pressures, which are difficult to predict. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 24.0% of the voting rights in Morgan Stanley as of March 31, 2019 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors.

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

We apply equity method accounting to our investment in Morgan Stanley in our consolidated financial statements. As a result, Morgan Stanley’s performance affects our results of operations, and Morgan Stanley has contributed to a significant portion of our net income in recent periods. Rule 3-09 of Regulation S-X requires Morgan Stanley’s financial statements to be included in this Annual Report. In addition fluctuations in Morgan

Stanley’s stock price or in our equity ownership interest in Morgan Stanley may cause us to recognize additional losses on our investment in Morgan Stanley.

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

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 10% of our total loans as of each year-end in the three fiscal years ended March 31, 2019, with the percentage being 14.4% as of March 31, 2019. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including our shareholdings in Japanese regional banks and our 24.0% voting interest in Morgan Stanley as of March 31, 2019. If some of the financial institutions to which we have exposure experience financial difficulties, we may need to provide financial support to them even when such support might not be warranted from the perspective of our narrow economic interests because such institutions may be systemically important to the Japanese or global financial system.

We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. The notional amount of the protection we sold through these instruments was ¥3.22 trillion as of March 31, 2019.

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

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥578.5 billion as of March 31, 2019, compared to ¥589.8 billion as of March 31, 2018.

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

The regulations and regulatory reforms affecting the consumer finance business were one of the main factors that contributed to the decrease in interest income attributable to our consumer finance business. Our interest income attributable to the consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. However, following the regulatory changes in June 2010, our interest income attributable to the consumer finance business substantially decreased. For the fiscal year ended March 31, 2019, our interest income attributable to the consumer finance business was approximately ¥90 billion.

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

Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate of allowance for repayment of excess interest by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2017, 2018 and 2019, we had ¥39.4 billion, ¥23.7 billion and ¥25.0 billion of allowance for repayment of excess interest, respectively. In recent periods, one of our equity method investees engaged in consumer lending, ACOM CO., LTD., had a negative impact on net equity in losses of equity method investees in our consolidated statements of income. For example, ACOM had a negative impact of ¥15.6 billion for the fiscal years ended March 31, 2019. We intend to carefully monitor future developments and trends.

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

In recent years, the Japanese financial system has been undergoing significant changes and regulatory barriers to competition have been reduced. Development of new technologies such as artificial intelligence, or AI, and blockchain has also allowed non-financial institutions to enter the financial services industry with alternative services such as electronic settlement services, and these new entrants could become substantial competition to us. We may be at a competitive disadvantage if we are unable to build a business infrastructure for new services through digitalization or otherwise as planned. In addition, mergers and restructuring in the financial sector in Japan may adversely affect our competitive position. Partly to deal with these developments, as part of our strategy to realign the functions of our subsidiaries, we transferred Mitsubishi UFJ Trust and Banking’s corporate and other loan-related business to MUFG Bank in April 2018. Our competitive position in the corporate loan-related market may weaken if we are unable to realize the expected benefits of this and other realignment measures.

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

We, through our subsidiaries, engage in limited business activities with entities in or affiliated with Iran, including transactions with counterparties owned or controlled by the Iranian government, and our commercial banking subsidiary has a representative office in Iran for information gathering purposes only. The U.S. Department of State has designated Iran and other countries as “state sponsors of terrorism,” and U.S. law generally prohibits U.S. persons from doing business with such countries. We currently have limited business activities conducted with entities in or affiliated with such countries. Such business activities are conducted in accordance with our policies and procedures designed to ensure compliance with regulations applicable in the jurisdictions in which we operate and with exemptions and general licenses available under U.S. law.

We have transactions with counterparties in or affiliated with countries designated as state sponsors of terrorism which consist of receiving deposits or holding assets on behalf of individuals residing in Japan who are citizens of countries designated as state sponsors of terrorism, processing payments to or from entities in or affiliated with these countries on behalf of our customers, and issuing letters of credit and guarantees in connection with transactions with entities in or affiliated with such countries by our customers. These transactions do not have a material impact on our business or financial condition. For a further discussion of transactions required to be disclosed under the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934.”

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

Global financial institutions, including us, have become subject to an increasingly complex set of sanctions laws and regulations in recent years, and this regulatory environment is expected to continue. Moreover, the measures proposed or adopted vary across the major jurisdictions, increasing the cost and resources necessary to design and implement an appropriate global compliance program. The U.S. federal government and some state governments in the United States have enacted legislation designed to limit economic and financial transactions with Iran by limiting the ability of financial institutions that may have engaged in any one of a broad range of activities related to Iran to conduct various transactions in the relevant jurisdictions. In addition, in May 2018, the United States withdrew from participation in the Joint Comprehensive Plan of Action. Under subsequently issued executive orders, the United States may impose secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. The Japanese government has also implemented a series of measures under the Foreign Exchange and Foreign Trade Act, such as freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems, and our most recently modified policies and procedures take into account the current Japanese regulatory requirements. We continue to implement measures to enhance our policies and procedures to comply with such legislative and regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive the modified policies and procedures not to be in compliance with applicable legislation and regulations.

We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios and leverage ratios above the levels specified in the guidelines adopted by the FSA to implement the Basel III framework. As of March 31, 2019, our total risk-adjusted capital ratio was 16.03% compared to the minimum risk-adjusted capital ratio required of 12.04%, our Tier 1 capital ratio was 13.90% compared to the minimum Tier 1 capital ratio required of 10.04%, and our Common Equity Tier 1 capital ratio was 12.23% compared to the minimum Common Equity Tier 1 capital ratio required of 8.54%, each including a capital conservation buffer of 2.50%, a G-SIB surcharge of 1.50% and a countercyclical buffer of 0.04%. As of the same date, our leverage ratio was 4.94% compared to the minimum leverage ratio required of 3.00%. Our capital and leverage ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP.

The Financial Stability Board has identified us as one of G-SIBs. The banks that are included in the list of G-SIBs are subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated. As the list of G-SIBs is expected to be updated annually, we may be required to meet stricter capital ratio requirements.

In December 2017, the Basel Committee on Banking Supervision released the finalized Basel III reforms, which are designed, among other things, to improve various risk measurement approaches and add a leverage ratio surcharge for G-SIBs, including us. The finalized risk measurement requirements will be phased in from 2022 and the leverage ratio surcharge will become applicable in 2022.

If our or our Japanese banking subsidiaries’ capital ratios or leverage ratios fall below the required levels, including various capital buffers, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions and suspension of all or a part of our business operations.

In addition, some of our banking subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, including the United States, and if their ratios fall below the required levels, the local regulators will require them to take a variety of corrective actions.

Factors that will affect our and our bank subsidiaries’ capital ratios or leverage ratios include:

•	fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities;

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances;

•	declines in the value of our or our banking subsidiaries’ securities portfolios;

•	adverse changes in foreign currency exchange rates;

•	adverse revisions to the capital ratio and other regulatory ratio requirements;

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets; and

•	other adverse developments.

Under the FSA guidelines discussed above, there is a transitional measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013, and such instruments qualify, and can be included, as a capital item when calculating capital ratios to the extent permitted by the transitional measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can qualify, and can be included, as a capital item in the calculation of capital ratios.

However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the current FSA guidelines, such instruments must, among other things, have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of capital raising instruments issued in or prior to March 2013. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratios and leverage ratios could decrease.

In March 2019, we became subject to the FSA’s new regulations requiring G-SIBs in Japan to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC. As of March 31, 2019, we maintained 18.16% of External TLAC on a risk-weighted assets basis compared to the required minimum ratio of 16.00% and 7.90% of External TLAC on a leverage exposure basis compared to the required minimum ratio of 6.00%. The applicable minimum ratio requirements are expected to be raised to 18.00% on a risk-weighted assets basis and 6.75% on a leverage exposure basis on March 31, 2022. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors that affect our capital ratios and leverage ratios described above. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.

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

In accordance with U.S. GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. As of March 31, 2019, the total balance of goodwill was ¥433.9 billion. As we expand our business through acquisitions and investments, we may record additional goodwill in connection with such acquisitions and investments, which may subsequently be impaired.

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

In November 2017, Standard and Poor’s downgraded the long-term credit ratings of MUFG and Mitsubishi UFJ Securities Holdings by one-notch from A to A-, the long-term credit ratings of MUFG Bank and Mitsubishi UFJ Trust and Banking by one-notch from A+ to A, and the short-term credit rating of Mitsubishi UFJ Securities Holdings by one-notch from A-1 to A-2.

Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings by one-notch on March 31, 2019, we estimate that MUFG and its three main subsidiaries would have been required to provide additional collateral under their derivative contracts as of the same date of approximately ¥25.5 billion. Assuming a two-notch downgrade by all of the relevant credit rating agencies occurred on the same date, we estimate that the additional collateral requirements for MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings under their derivative contracts as of the same date would have been approximately ¥51.1 billion. For additional information on the impact of recent downgrades, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”

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

As a financial institution in possession of customer information, we are obligated to treat personal and other confidential information as required by the Act on the Protection of Personal Information, the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs, the Banking Law and the Financial Instruments and Exchange Act of Japan, as well as other similar laws and regulations of other jurisdictions in which we operate. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

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

Our information, communications and transaction management systems, which include not only our own proprietary systems but also those third-party systems that are provided for our use or to which our systems are connected, constitute a core infrastructure for our operations. Given our global operations with an extensive network of branches and offices, the proper functioning of our information, communications and transaction management systems is critical to our ability to efficiently and accurately process a large volume of transactions, ensure adequate internal controls, appropriately manage various risks, and otherwise service our clients and customers.

Cyber-attacks, unauthorized access and computer viruses are becoming increasingly more sophisticated and more difficult to predict, detect and prevent. For instance, bank internal financial transaction systems or automatic teller machines may become the target of cyber-attacks for monetary gain, and bank internal information systems may become the target of confidential information theft. In addition, banks’ websites or customer internet banking systems may become the target of cyber-attacks for political and other purposes. These cyber threats, as well as our failure to appropriately and timely anticipate and deal with changes associated with technological advances and new systems and tools introduced in response to industry, regulatory and other developments, could cause disruptions to, and malfunctions of, such systems and result in unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers and counterparties, and deterioration in our ability to service our clients and customers. In addition, our banking and other transaction management systems may not meet all applicable business and regulatory requirements in an environment where such requirements are becoming increasingly sophisticated and complicated. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations. Moreover, significant financial, human and other resources may be required to design, implement and enhance measures to manage cyber and information security risks and comply with regulatory requirements.

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

ADS holders are dependent on the depositary to receive our communications. We send to the depositary all of our communications to ADS holders, including annual reports, notices and voting materials, in Japanese. ADS holders may not receive all of our communications with shareholders of record in our shareholder register in the same manner or on an equal basis. In addition, ADS holders may not be able to exercise their rights as ADS holders due to delays in the depositary transmitting our shareholder communications to ADS holders. For a detailed discussion of the rights of ADS holders and the terms of the deposit agreement, see Exhibit 2(c) to this Annual Report.

Item 4.	Information on the Company.

A.	History and Development of the Company

Mitsubishi UFJ Financial Group, Inc.

MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Companies Act of Japan. We are the holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd.), Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and other companies engaged in a wide range of financial businesses.

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

On May 1, 2010, we and Morgan Stanley integrated our securities and investment banking businesses in Japan into two joint venture securities companies, one of which is Mitsubishi UFJ Morgan Stanley Securities. Mitsubishi UFJ Morgan Stanley Securities was created by spinning off the wholesale and retail securities businesses conducted in Japan from Mitsubishi UFJ Securities Holdings and subsequently assuming certain operations in Japan from a subsidiary of Morgan Stanley.

On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2019, we held approximately 24.0% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

On December 18, 2013, we acquired approximately 72.0% of the total outstanding shares of Krungsri through Bank of Tokyo-Mitsubishi UFJ. As a result of the transaction, Krungsri has become a consolidated subsidiary of Bank of Tokyo-Mitsubishi UFJ.

On July 1, 2014, we integrated Bank of Tokyo-Mitsubishi UFJ’s operations in the Americas region with UNBC’s operations, and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation.” On the same day, Union Bank, N.A., which is MUFG Americas Holdings’ principal subsidiary and our primary operating subsidiary in the United States, was also renamed “MUFG Union Bank, N.A..” On July 1, 2016, MUFG Americas Holdings was designated as our U.S. intermediate holding company to comply with the FRB’s enhanced prudential standards.

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

On December 29, 2017, Bank of Tokyo-Mitsubishi UFJ initially acquired 19.9% of the shares of common stock of PT Bank Danamon Indonesia, Tbk. On May 1, 2019, MUFG Bank, Ltd. completed a series of transactions to increase its ownership interest in Bank Danamon to 94.1%, as a result of which Bank Danamon became MUFG Bank’s consolidated subsidiary.

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

On October 31, 2018, Mitsubishi UFJ Trust and Banking entered into a Share Sale Deed with Commonwealth Bank of Australia, or CBA, and its wholly-owned subsidiary Colonial First State Group Limited, or CFSGL, to acquire 100% of the shares in each of nine subsidiaries of CFSGL, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management, or CFSGAM, from CFSGL for an aggregate purchase price of approximately AU$4.0 billion, or ¥328 billion, subject to certain conditions precedent, including required regulatory approvals.

On March 1, 2019, MUFG Bank agreed with DVB Bank SE in Germany to acquire DVB Bank’s aviation finance business, subject to regulatory approvals other conditions. The transaction is expected to be completed during the second half of the fiscal year ending March 31, 2020.

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

MUFG Bank, Ltd.

MUFG Bank is a major commercial banking organization in Japan that provides a broad range of domestic and international banking services from its offices in Japan and around the world. MUFG Bank’s registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and its telephone number is 81-3-3240-1111. MUFG Bank is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act. The bank changed its name to MUFG Bank, Ltd. from The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of April 1, 2018.

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

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ Securities Holdings is a wholly-owned subsidiary of MUFG. Mitsubishi UFJ Securities Holdings functions as an intermediate holding company of MUFG’s global securities and investment banking businesses. Mitsubishi UFJ Securities Holdings’ registered head office is located at 5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan, and its telephone number is 81-3-6213-2550. Mitsubishi UFJ Securities Holdings is a joint stock company (kabushiki kaisha) incorporated in Japan under the Companies Act. Mitsubishi UFJ Securities Holdings has major overseas operating entities in London, New York, Hong Kong and Singapore. In March 2019, Mitsubishi UFJ Securities Holdings established a new indirect subsidiary, MUFG Securities (Europe) N.V., in Amsterdam and opened a new branch in Paris to provide securities services to its clients across Europe.

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

Mitsubishi Securities was formed in September 2002 through the merger of Bank of Tokyo-Mitsubishi’s securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank’s securities affiliate, Issei Securities Co., Ltd. In July 2005, MTFG made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

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

In April 2019, Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., a subsidiary of Mitsubishi UFJ Morgan Stanley Securities holding 75% of its shares with the remaining 25% held by MUFG Bank, agreed on a merger whereby Mitsubishi UFJ Morgan Stanley Securities will be the surviving company. In connection with the planned merger, MUFG Bank is expected to transfer its 25% equity interest in Mitsubishi UFJ Morgan Stanley PB Securities to Mitsubishi UFJ Morgan Stanley Securities.

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥305.23 trillion as of March 31, 2019. The Group is comprised of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. In Japan, we operate through approximately 600 business locations as of March 31, 2019. In addition, as of the same date, the Group had the largest overseas network among Japanese banks, consisting of approximately 1,200 business locations in more than 50 countries.

MUFG’s role as the holding company is to strategically manage and coordinate the activities of our business groups. Group-wide strategies are determined by the holding company and executed by our subsidiaries.

In May 2017, we announced “MUFG Re-Imaging Initiative” which was designed to achieve sustainable growth and enhance our corporate value through various measures, including an integrated group-based management approach and digitization and other technological enhancements. The measures also included realignment of the functions of our subsidiaries in an effort to increase effectiveness in accumulating and applying the expertise within the Group and to enhance efficiency in offering and providing a diverse array of sophisticated financial products and services to customers through collaboration among our subsidiaries. In May 2017, Mitsubishi UFJ Trust and Banking acquired MUFG Bank’s equity interest in Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A to make the Luxembourg company its wholly owned subsidiary. In April 2018, Mitsubishi UFJ Trust and Banking acquired MUFG Bank’s equity interest and Mitsubishi UFJ Securities Holdings’ equity interest in Mitsubishi UFJ Kokusai Asset Management Co., Ltd. to make the asset management company its wholly owned subsidiary. As a result, Mitsubishi UFJ Trust and Banking operates as the Group’s primary asset management and administration subsidiary. In April 2018, Mitsubishi UFJ Trust and Banking transferred its corporate loan-related businesses to MUFG Bank as part of an initiative to focus the corporate loan-related businesses within the Group at MUFG Bank. In addition, in April 2019, Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. agreed on a merger, whereby Mitsubishi UFJ Morgan Stanley Securities will be the surviving company, with an aim to strengthen our wealth management business.

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

We intend to deploy management resources necessary for achieving these goals with an enhanced focus during the three-year period, particularly during the first half of the period. During this three-year period, we will seek to lay a solid foundation for a new future-oriented business platform. We aim to establish a new business growth model which meets our stakeholders’ expectations by the end of the fiscal year ending March 31, 2024.

Group Business Strategy

Under our current medium-term business plan, we are implementing “Eleven Transformation Initiatives”—specific strategic initiatives designed to enable us to cope with adverse changes in the domestic or overseas business environment and to achieve sustainable growth. Each initiative constitutes a pillar for our strategy involving business operations that (1) have large growth potential, (2) allow us to expand on our group capabilities to the fullest extent, and, (3) are expected to grow as a core business of the group or a foundation for such a business. Our group operating companies, business groups and corporate center functions will collaborate on the implementation of these initiatives with an aim to improve our profitability.

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

Business Groups

Under the current medium-term business plan, our business groups are reorganized as follows in an effort to further integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently.

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

In the wealth management business, which is one of our key strategic focus areas, we are implementing measures to improve our group company structure for offering wealth management solutions, including asset management, asset and business succession transfer, and real estate services. For example, with an aim to strengthen our wealth management business, we plan to merge Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities.

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

We provide those services through an extensive network of branches in Japan, mostly in the greater Tokyo, Nagoya and Osaka areas. MUFG Bank and Mitsubishi UFJ Trust and Banking had a total of 733 branches in Japan as of March 31, 2019. MUFG Bank and Mitsubishi UFJ Trust and Banking also have a nationwide ATM network consisting of MUFG Bank’s and Mitsubishi UFJ Trust and Banking’s own ATMs located at their branches and third-party ATMs located at convenience stores and other locations.

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

Asset Management & Investor Services Business Group

The Asset Management & Investor Services Business Group covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank. the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers.

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

We are adopting an inorganic expansion strategy especially for our non-Japanese investment capability in an effort to be a global top-level asset manager with competitive products and solutions capabilities. Our existing strategic alliances through minority investments, including our alliances with AMP Capital Holdings Limited in Australia and SWS MU FUND MANAGEMENT in China, have contributed to our asset management business expansion.

In October 2018, Mitsubishi UFJ Trust and Banking entered into a Share Sale Deed with Commonwealth Bank of Australia, or CBA, and its wholly-owned subsidiary Colonial First State Group Limited, or CFSGL, to acquire 100% of the shares in each of nine subsidiaries of CFSGL, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management, or CFSGAM, from CFSGL, subject to certain conditions precedent, including required regulatory approvals. This transaction is our first majority investment in an asset manager and is expected to close in mid-2019. CFSGAM is a global asset management firm with AU$212 billion, or ¥17.4 trillion in assets under management, or AuM, and is currently the third largest asset management firm by AuM in Asian markets excluding Japan. CFSGAM offers products across equities, alternatives and fixed income and has specialist capabilities in Asian and emerging markets as well as in the infrastructure field.

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

In March 2019, MUFG Bank agreed to purchase from DVB Bank SE in Germany its aviation finance client lending portfolio and the related operating infrastructure. In connection with this agreement, BOT Lease Co., Ltd., a consolidated subsidiary of MUFG Bank, agreed to purchase from DVB Bank its aviation investment management and asset management business. The closing of these transactions are expected to occur during the second half of the fiscal year ending March 31, 2020, subject to regulatory approvals and other conditions. Aviation finance is a key growth pillar for us and, through the acquisition, we aim to enhance our Global Corporate & Investment Banking Business platform in terms of higher returns, portfolio diversification and solution offering to our clients.

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

Global Commercial Banking Business Group

The Global Commercial Banking Business Group provides a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region through our major local commercial banking subsidiaries and affiliates outside of Japan referred to as “Partner Banks.” Our Partner Banks include MUFG Union Bank in the United States, Krungsri in Thailand, Bank Danamon in Indonesia, VietinBank in Vietnam and Security Bank in the Philippines.

The network among the Partner Banks covers a vast market, consisting of five countries with population totaling approximately 840 million. The market is expected to expand further as the GDP growth rates are relatively high in these countries and financial needs are expected to increase as average income rise in the ASEAN countries.

We believe that our network, which combines the global reach of the MUFG Group companies with strong regional presence of the Partner Banks each carrying an established brand, provides us with unique competitive advantages. Through sharing and integration of the expertise and capabilities of the Partner Banks, we seek to achieve synergy effects and capture the business opportunities arising from the economic growth of the region.

MUFG Union Bank, N.A.

MUFG Union Bank is the primary subsidiary of MUFG Americas Holdings, which is our wholly owned subsidiary and which is a bank holding company in the United States. MUFG Union Bank is the primary operating entity of MUFG Bank in the United States. MUFG Union Bank provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium-sized enterprises, and large corporations primarily in California, Oregon, Washington, and Texas as well as nationally and internationally through 370 branches (consisting of 343 retail branches and five commercial branches, as well as 22 financial centers of PurePoint, an online banking division of MUFG Union Bank).

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

Bank of Ayudhya Public Company Limited (Krungsri)

Krungsri is a strategic subsidiary of MUFG Bank in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations mainly in Thailand through 701 branches (consisting 660 banking branches, 39 automobile finance business branches and two overseas branches) and other service outlets nationwide. In addition, Krungsri’s consolidated subsidiaries include the largest credit card issuer in Thailand with a total of 9.3 million credit card, sales finance and personal loan accounts in its portfolio, a major auto finance provider, a fast growing asset management company, and a leading microfinance service provider in Thailand.

MUFG owns a 76.88% ownership interest in Krungsri through MUFG Bank as of March 31, 2019. By combining Krungsri’s local franchise with competitive presence in the retail and small and medium-sized enterprise banking markets in Thailand with MUFG Bank’s global financial expertise, we seek to offer a wider range of high-value financial products and services to a more diverse and larger customer base.

In March 2017, Krungsri established a subsidiary, Krungsri Finnovate Company Limited, with a key mission to support and promote FinTech startups in Thailand and Southeast Asian countries in the forms of accelerator and academic collaboration, startup project management and corporate venture capital.

In September 2017, Krungsri was designated as a Domestic Systemically Important Bank by the Bank of Thailand based on the central bank’s assessment of Krungsri based on its asset size and its contribution to the country’s economy and financial system.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Any adverse changes in the business of Bank of Ayudhya, an indirect subsidiary in Thailand, or Bank Danamon, an indirect subsidiary in Indonesia, could significantly affect our results of operations.”

PT Bank Danamon Indonesia, Tbk. (“Bank Danamon”)

Bank Danamon is a strategic subsidiary of MUFG Bank in Indonesia. Bank Danamon provides a comprehensive range of banking and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations in Indonesia. It operates an extensive distribution network spread out from Aceh to Papua, with more than 1,100 branches and service outlets. In addition, Bank Danamon provides financing for automotive and consumer goods through PT Adira Dinamika Multi Finance Tbk, a subsidiary of Bank Danamon, as well as general insurance products through PT Asuransi Adira Dinamika, another subsidiary of Bank Danamon.

In December 2017, MUFG Bank acquired 19.9% of the outstanding shares of Bank Danamon. Subsequently, MUFG Bank increased its shareholding in Bank Danamon to 40.0% in August 2018 and further to 94.0% in April 2019. In addition, in April 2019, MUFG Bank acquired shares of common stock of PT Bank

Nusantara Parahyangan Tbk, or Bank BNP, an Indonesia bank, increasing its shareholding in the bank from 7.9% to 99.9%. In May 2019, Bank BNP was merged into Bank Danamon. As a result of MUFG Bank’s acquisition of additional shares in Bank Danamon in April 2019, Bank Danamon became our consolidated subsidiary, effective as of April 29, 2019.

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

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business— Any adverse changes in the business of Bank of Ayudhya, an indirect subsidiary in Thailand, or Bank Danamon, an indirect subsidiary in Indonesia, could significantly affect our results of operations.” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Other Activities in Southeast Asia

We have been expanding our operations in Southeast Asia with an effort to further develop our businesses abroad. In addition to MUFG Union Bank, Krungsri and Bank Danamon, we have strategic business and capital alliances with other banks in Southeast Asia, including VietinBank in Vietnam and Security Bank in the Philippines, as our Partner Banks.

VietinBank provides a wide range of financial services to consumers, small businesses, middle-market and large companies through its branch network predominantly in Vietnam. We own a 19.7% equity interest in VietinBank.

Security Bank provides a wide range of financial services to consumers, small businesses, middle-market and large companies through its branch network in the Philippines. We own a 20% equity interest in Security Bank.

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

•

Investment Products for Non-Institutional Customers in Japan. We provide investment products such as mutual funds, and structured bonds, notes and deposits to non-institutional customers in Japan. We offer solutions using these investment products to help customers better manage their assets and liabilities. This business is conducted through the new integrated operations management structure among the Global Markets Business Group, the Asset Management & Investor Service Business Group, the Retail & Commercial Banking Business Group, and the Japanese Corporate and Investment Banking Business Group. To enhance our products and sales support capability, in the fiscal year ended March 31, 2019, the Global Markets Business Group started to collaborate with the Retail & Commercial Banking Business Group in the retail and small and medium-sized enterprise client businesses.

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

•

The Global Markets Business Group plans to improve its business portfolio by adjusting its focus to growth areas and new areas, including the sales and trading business targeting institutional customers as well as the origination and distribution business under the new integrated operations management structure with the Global Corporate and Investment Banking Business Group. In addition, the Global Markets Business Group plans to build a sustainable growth model for the investment products business targeting non-institutional investors in Japan under the new integrated operations management structure with the Asset Management & Investor Service Business Group, the Retail & Commercial Banking Business Group and the Japanese Corporate and Investment Banking Business Group.

•

The Global Markets Business Group aims to reform the sales and trading business targeting corporate customers through enhancement of our financial solutions capabilities by more effectively coordinating capital markets transactions and global markets transactions and through reduction in transactions dependent on our balance sheets.

•

The Global Markets Business Group strives to enhance the framework for collaboration and cooperation between MUFG’s treasury operations unit and its counterparts at MUFG’s major subsidiaries to support the MUFG Group’s sustainable growth by integrating the expertise in market risk management on a group-wide basis and applying a unified approach to liquidity risk management.

•

The Global Markets Business Group strives to establish business frameworks and infrastructure designed to optimize and enhance integration and flexibility of the booking functions for global markets transactions among MUFG’s major subsidiaries and to accelerate digitalization.

Global Strategic Alliance with Morgan Stanley

As of March 31, 2019, we held approximately 405 million shares of Morgan Stanley’s common stock representing approximately 24.0 % of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

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

Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., in which Mitsubishi UFJ Morgan Stanley Securities holds 75%, and MUFG Bank holds the remaining 25%, of the voting rights, has an agreement with Morgan Stanley. Mitsubishi UFJ Morgan Stanley PB Securities leverages MUFG’s broad customer base, utilizes Morgan Stanley’s global and high quality insight, and furthers its collaborations with other group companies by strengthening its coordination with Mitsubishi UFJ Morgan Stanley Securities. It aims for further development of its wealth management business, which is one of the largest in Japan. In April 2019, Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities agreed on a merger, whereby Mitsubishi UFJ Morgan Stanley Securities will be the surviving company.

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

In the private banking sector, competition among the mega bank groups has intensified as a result of recent corporate actions designed to strengthen their operations. We made Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. a wholly owned subsidiary in December 2012 to enhance our private banking services for high net-worth customers, and changed its name to Mitsubishi UFJ Morgan Stanley PB Securities, Ltd. in March 2014. In April 2019, we announced a plan to merge Mitsubishi UFJ Morgan Stanley PB Securities into Mitsubishi UFJ Morgan Stanley Securities. Sumitomo Mitsui Banking Corporation acquired the former Société Générale Private Banking Japan, Ltd. from Société Générale S.A. and changed its name to SMBC Trust Bank, Ltd. in October 2013.

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

In recent years, the Japanese government has identified several governmental financial institutions as candidates to privatize. Under the current postal privatization law, Japan Post Bank and Japan Post Insurance may enter into new business areas upon obtaining government approvals, and if Japan Post Holdings’ equity holdings decrease to 50% or below, the two companies will be allowed to enter into new business areas upon submission of a notice to the government. In such case, the Japan Post Group companies may seek to enter into new financial businesses and increasingly compete with us. Japan Post Holdings currently holds approximately 89% of the shares of Japan Post Bank. Japan Post Holdings’ equity holding in Japan Post Insurance decreased from around 89% to around 64% through a public offering of shares in April 2019. In addition, the Japanese government is expected to decrease its shareholding in Japan Post Holdings to just above one-third, which is the minimum shareholding required for the Japanese government under the law, in September 2019. In addition, Japan Post Bank is one of the world’s largest holders of deposits, which provide a cost-effective source of funding for the bank. In April 2019, the cap imposed by law on the amount of deposits that Japan Post Bank may accept from each customer was raised from an aggregate of ¥13 million to ¥13 million in ordinary deposits plus ¥13 million in time deposits. See “—B. Business Overview—The Japanese Financial System—Government Financial Institutions.”

The mega bank groups face significant competition with other financial groups as well as companies that have traditionally not been engaged in banking services. For example, the Nomura Group has been a major player in the securities market in Japan. In addition, various Japanese non-bank financial institutions and non-financial companies have entered into the Japanese banking sector. For example, Orix Corporation, a non-bank financial institution, as well as the Seven & i Holdings Co., Ltd., Sony Corporation and Aeon Co., Ltd., which were non-financial companies, offer various banking services, often through non-traditional distribution channels. Further, development of new technologies such as artificial intelligence, or AI, and blockchain has also allowed non-financial institutions to enter financial services industry with alternative services such as electronic settlement services, and these new entrants could become substantial competition to us.

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

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business. For example, Japanese mega banks, including us, and other major international banks have been expanding their operations in the Asian market, where leading local banks also have been growing and increasing their presence recently. Furthermore, we are aiming to expand our retail and small and medium-sized enterprise businesses along with our corporate banking business in Southeast Asia through our acquisition of Krungsri in Thailand and Bank Danamon in Indonesia as well as our strategic investments in VietinBank in Vietnam and Security Bank in the Philippines, and to compete with leading local banks in such businesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.” For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of May 1, 2019):

•	ordinary banks (123 ordinary banks and 56 foreign commercial banks with ordinary banking operations); and

•	trust banks (14 trust banks, including two Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are four, including MUFG Bank, and regional banks, of which there are 104 and other banks, of which there are 15. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

•

The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. In November 2015, approximately 11% of the outstanding shares of each of Japan Post Bank, Japan Post Insurance and Japan Post Holdings were sold to the public, and these companies are currently listed on the Tokyo Stock Exchange. In September 2017, an additional 22% of the outstanding shares of Japan Post Holdings were sold to the public. The Japanese government is expected to further decrease its shareholding in Japan Post Holdings to just above one-third, which is the minimum shareholding required for the Japanese government by law, in September 2019.

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

Legislation has recently been passed by, or introduced to, the Diet to amend various financial regulation related laws, including the Banking Law, which includes certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another company (other than certain financial institutions) under the Banking Law, the bank may be exempt from such requirement and allowed to hold more than 5% of the outstanding shares of such company under amendments to the Banking Law that became effective in April 2014, if, among other exempted cases, a bank’s shareholding contributes to revitalizing a company’s business or the local economy related to such company. In May 2016, the Diet passed legislation to amend the Banking Law to allow banks and bank holding companies with the FSA’s approval to hold controlling interests in certain financial technology companies. The amendments became effective as of April 1, 2017. As a result of the amendments, banks and bank holding companies may now acquire and hold more than 5% of the voting rights in certain financial technology companies, subject to the approval of the Commissioner of the FSA. In May 2017, a bill to amend the Banking Law was passed by the Diet, with the aim to promote affiliation and cooperation between financial institutions and financial technology companies while securing the protection of customers. The amendment became effective in June 2018. Further, a bill to amend the Banking Law was passed by the Diet in May 2019 and, under the amendments, it is expected that banks will be allowed to engage in certain information provision services relating to customer and other information.

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

Basel II, as adopted by the FSA, has been applied to Japanese banks since March 31, 2007. Basel III, as adopted by the FSA, has been applied to Japanese banking institutions with international operations conducted through their foreign offices since March 31, 2013. Basel III is built on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information.

The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. The agreement on Basel III includes the following: (1) raising the quality of capital to ensure banks are able to better absorb losses both on a going concern basis and on a gone concern basis, (2) increasing the risk coverage of the capital framework, in particular for trading activities, securitizations, exposures to off-balance sheet vehicles and counterparty credit exposures arising from derivatives, (3) raising the level of minimum capital requirements, including an increase in the minimum common equity requirement from 2% to 4.5%, which was phased in between January 1, 2013 and the end of the calendar year 2014, and a capital conservation buffer of 2.5%, which was phased in between January 1, 2016 and the end of the calendar year 2018, bringing the total common equity requirement to 7%, (4) introducing an internationally harmonized leverage ratio to serve as a backstop to the risk-based capital measure and to contain the build-up of excessive leverage in the system, (5) raising standards for the supervisory review process (Pillar 2) and public disclosures (Pillar 3), together with additional guidance in the areas of valuation practices, stress testing, liquidity risk management, corporate governance and compensation, (6) introducing minimum global liquidity standards consisting of both a short term liquidity coverage ratio and a longer term structural net stable funding ratio, and (7) promoting the build-up of capital buffers that can be drawn down in periods of stress, including both a capital conservation buffer and a countercyclical buffer to protect the banking sector from periods of excess credit growth.

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

We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2019, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.9%.

The Financial Stability Board identified us as a global systematically important bank, or G-SIB, in its most recent annual report published in November 2018, and is expected to update the list of G-SIB annually. In December 2015, the FSA also designated us as a G-SIB as well as a domestic systemically important bank generally referred to as a “D-SIB.”

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements as of March 31, 2019 consist of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio.

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

In January 2019, the Group of Central Bank Governors and Heads of Supervision approved the Basel Committee on Banking Supervision’s finalized market risk capital framework. The approved market risk framework is expected to become effective on January 1, 2022, subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan.

For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Leverage ratio.    Japanese banks and bank holding companies with international operations are required to disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include the revisions to the measurement of the leverage ratio and a 3.00% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. In Japan, the minimum leverage ratio requirement as of March 31, 2019 is 3.00%.

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

The Japanese TLAC Standard, which was published by the FSA in March 2019 and became applicable to G-SIBs in Japan on March 31, 2019, and the FSB’s TLAC standard require entities designated as Domestic Resolution Entities for Covered SIBs to meet certain minimum external total loss-absorbing capacity, or External TLAC, requirements and to cause any of their material subsidiaries in Japan deemed systemically important by the FSA or their foreign subsidiaries subject to TLAC or similar requirements in the relevant jurisdictions to maintain certain minimum level of capital and debt having internal total loss-absorbing and recapitalization capacity, or Internal TLAC.

In the Japanese TLAC Standard, the FSA has designated the relevant ultimate holding companies in Japan as Domestic Resolution Entities for the Covered SIBs and, in our case, MUFG as the Domestic Resolution Entity for our Group, making MUFG subject to the External TLAC requirements in Japan. The FSA has also designated MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities as MUFG’s material subsidiaries in Japan, which are subject to the Internal TLAC requirements applicable to MUFG.

External TLAC debt generally consists of Basel III compliant regulatory capital, including, during the transition period, capital that meets the applicable regulatory capital requirements under the former Basel II standards, and the Japanese TLAC Standard compliant obligations, net of regulatory adjustments. Internal TLAC debt generally consists of Basel III compliant regulatory capital, including, during the transition period, capital that meets the applicable regulatory capital requirements under the former Basel II standards, and the Japanese TLAC Standard compliant subordinated obligations, net of regulatory adjustments. The Japanese TLAC Standard does not require that, in order for unsecured senior debt issued by the Domestic Resolution Entity of a Japanese G-SIB to qualify as External TLAC debt, such debt be subject to any contractual write-down, write-off or conversion provisions or to any subordination provisions so long as its creditors are recognized as structurally subordinated to the creditors of its subsidiaries and affiliates by the FSA on the ground that the amount of excluded liabilities of such Domestic Resolution Entity ranking pari passu with, or junior to, its unsecured senior liabilities does not, in principle, exceed 5% of the aggregate amount of its External TLAC. In contrast, Internal TLAC debt incurred by a material subsidiary of a Japanese G-SIB is required to be subject to contractual loss absorption provisions and to be subordinated to such subsidiary’s excluded liabilities.

The Financial Stability Board’s TLAC standard requires a G-SIB to hold TLAC in an amount not less than 16% of its risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022.

The Japanese TLAC Standard requires a Japanese G-SIB, including us, to hold external TLAC debt in an amount not less than 16% of its risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator on and after March 31, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator on and after March 31, 2022. Under the FSA TLAC Standard, Japanese G-SIBs are or will be allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from 2019 and 3.5% of their consolidated risk-weighted assets from 2022 as external TLAC.

Under the Japanese TLAC Standard, the FSA may order the Domestic Resolution Entity of a Japanese G-SIB to submit a report outlining an improvement plan if the External TLAC ratio of the Domestic Resolution Entity or the Internal TLAC of its material subsidiaries in Japan falls below the minimum requirements. If the FSA further deems it necessary to ensure improvement, the FSA may issue a business improvement order to such Domestic Resolution Entity.

The Domestic Resolution Entity may also be subject to a capital distribution constraints plan if the capital buffers are used and reduced below the required level to make up for its required External TLAC on a risk-weighted assets basis.

See “Item 3.D Key Information—Risk Factors—Risks Related to Our Business—may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.”

Prompt corrective action system.    Under the prompt corrective action system, the FSA may take corrective action, if a bank or a bank holding company fails to meet the minimum capital adequacy ratio or leverage ratio. These actions include requiring such bank or bank holding company to formulate and implement capital improvement measures, requiring it to reduce assets or the bank’s business operations or take other specific actions, and issuing an order to dispose of shares of its subsidiaries or suspend all or part of the bank’s business operations.

Capital distribution constraints system.    Under the capital distribution constraints system, the FSA may order a bank or a bank holding company to submit and carry out a capital distribution constraints plan, if the bank or the bank holding company fails to hold Common Equity Tier 1 capital required as applicable capital buffers. A capital distribution plan must be determined to be reasonably designed to restore the required capital buffers by restricting capital distributions, such as dividends, share buybacks and bonus payments, up to a certain amount depending on the level of the deficit in the required capital buffers of the bank or the bank holding company.

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

Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2019, the Deposit Insurance Corporation charged an insurance premium equal to 0.045% per year on the deposits in the settlement accounts, and a premium equal to 0.032% per year on the deposits in other accounts.

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

Further, in an explanatory paper outlining the FSA’s approach for the introduction of the TLAC framework in Japan published by the FSA in April 2016 and revisions to the paper published by the FSA in April 2018, collectively the FSA TLAC Approach, and the TLAC standard set forth in the regulatory notices and related materials for the implementation of the TLAC requirements in Japan published by the FSA in March 2019, or the Japanese TLAC Standard, the FSA expressed its view that single point of entry, or SPE, resolution, in which a single national resolution authority applies its resolution tools to the ultimate holding company in Japan of a financial group, would be the preferred strategy for resolution of Japanese G-SIBs and a domestic systemically important bank, or D-SIBs, deemed to be in particular need for a cross-border resolution arrangement and of particular systemic significance to the Japanese financial system if it fails (such G-SIBs and D-SIBs, collectively, “Covered SIBs”). However, it is uncertain which measure is to be taken in a given case, including whether or not the SPE resolution strategy will actually be elected and implemented in a given case, and the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIB in distress. Under a possible model of resolution of a Japanese G-SIB based on the SPE resolution strategy as described in the Japanese TLAC Standard, if the FSA determines that a material subsidiary in Japan of a financial institution that is a Japanese G-SIB is non-viable due to material deterioration in its financial condition and issues an order concerning restoration of financial soundness, including recapitalization and restoration of liquidity of such material subsidiary, to the ultimate holding company in Japan designated by the FSA as Domestic Resolution Entity for the financial institution under Article 52-33, Paragraph 1 of the Banking Act of Japan (Act No. 59 of 1981), the material subsidiary’s Internal TLAC instruments will be written off or, if applicable, converted into equity in accordance with the applicable contractual loss absorption provisions of such Internal TLAC instruments. Following the write-off or conversion of Internal TLAC instruments, if the Prime Minister recognizes that the financial institution’s liabilities exceed, or are likely to exceed, its assets, or that it has suspended, or is likely to suspend, payments on its obligations, as a result of the financial institution’s loans to, or other investment in, the material subsidiary becoming subject to loss absorption or otherwise, and further recognizes that the failure of such financial institution is likely to cause a significant disruption to the Japanese financial market or system, the Prime Minister may, following deliberation by the Financial Crisis Response Council, confirm that measures set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act, generally referred to as Specified Item 2 Measures (tokutei dai nigo sochi), need to be applied to the financial institution for its orderly resolution. Any such confirmation by the Prime Minister also triggers the point of non-viability clauses of Additional Tier 1 and Tier 2 instruments issued by the financial institution, causing such instruments to be written off or, if applicable, converted into equity.

Upon the application of Specified Item 2 Measures (tokutei dai nigo sochi), a financial institution will be placed under the special supervision by, or if the Prime Minister so orders, under the special control of, the Deposit Insurance Corporation. In an orderly resolution, the Deposit Insurance Corporation would control the operation and management of a financial institution’s business, assets and liabilities, including the potential transfer to a bridge financial institution established by the Deposit Insurance Corporation as its subsidiary, or such other financial institution as the Deposit Insurance Corporation may determine, of the financial institution’s systemically important assets and liabilities, which we expect in the case of MUFG would include the shares of our material subsidiaries based on the Japanese TLAC Standard. The Prime Minister may prohibit creditors of the financial institution from attaching any of our assets and claims which are to be transferred to a bridge financial institution or another financial institution pursuant to Article 126-16 of the Deposit Insurance Act. Based on the Japanese TLAC Standard, it is currently expected that the External TLAC eligible senior notes issued by the financial institution will not be transferred to a bridge financial institution or other transferee in the orderly resolution process but will remain as such financial institution’s liabilities subject to court-administered insolvency proceedings. On the other hand, in an orderly resolution process, the shares of material subsidiaries of such financial institution may be transferred to a bridge financial institution or other transferee, and such financial institution would only be entitled to receive consideration representing the fair value of such shares, which could be significantly less than the book value of such shares. Following such business transfer, the recoverable value of such financial institution’s residual assets in court-administered insolvency proceedings may not be sufficient to fully satisfy any payment obligations that such financial institution may have under its liabilities, including the External TLAC eligible senior notes.

Recovery and resolution plan.    In November 2018, the Financial Stability Board published the latest list of G-SIBs, which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each G-SIB, and the plans must be regularly reviewed and updated. In Japan, under the Banking Law and the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as G-SIBs must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We submitted our recovery plan to the FSA in December 2018.

Liquidity Coverage Ratio.    Japanese banks and bank holding companies with international operations are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets, which are assets that can be converted easily and immediately into cash in private markets in order to meet the bank’s liquidity needs, to survive in a 30-day financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. Once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to immediately report such failure to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order. A minimum LCR of 100% is currently required.

Net Stable Funding Ratio.    The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. In Japan, details of the NSFR requirements are currently under discussion.

Inspection and reporting.    The FSA has the authority to order reporting from, and inspect, banks and banking holding companies in Japan. Based on its “Principles and Approaches of Inspection and Supervision,” the FSA seeks to evaluate the effectiveness of the operations and functions of financial institutions, supervise financial institutions based on proactive and forward-looking analyses, facilitate best practices among financial institutions, focus monitoring on high-priority issues, and integrate on- and off-site monitoring. The FSA is expected to abolish the Financial Institutions Inspection Manual which has traditionally been understood to set forth the minimum standard for the operations of financial institutions in Japan.

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

Restrictions on exposures to single large counterparties.    The Banking Law prohibits banks and bank holding companies (on a consolidated basis with their subsidiaries and affiliates) from having exposures exceeding 25% of the sum of their Tier 1 and Tier 2 capital to a single counterparty (on a consolidated basis with its subsidiaries and specially related parties as defined in the law). The Enforcement Order and the Enforcement Ordinance of the Banking Law are expected to be amended in light of the Basel Committee on Banking Supervision’s final standard published in April 2014, which, among other things, prohibits a large exposure exceeding 25% of Tier 1 capital and a G-SIB’s exposure to another G-SIB exceeding 15% of Tier 1 capital, requires recognition of exposures to credit risk mitigation providers and introduces a look-through approach for exposures to collective investment undertakings.

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

Subsidiaries of bank holding companies engaging in the securities business are subject to the supervision of the FSA as financial instruments business operators. The Prime Minister has the authority to regulate the securities industry and securities companies, which authority is delegated to the Commissioner of the FSA under the Financial Instruments and Exchange Act. In addition, the SESC, an external agency of the FSA, is independent from the FSA’s other bureaus and is vested with the authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder fair trading of securities, including inspections of securities companies as well as banks in connection with their securities business. Furthermore, the Commissioner of the FSA delegates certain authority to the Director General of the Local Finance Bureau to inspect local securities companies and their branches. A violation of applicable laws and ordinances may result in various administrative sanctions, including revocation of registration, suspension of business, administrative monetary penalty or an order to discharge any director or executive officer who has failed to comply with applicable laws and ordinances. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of securities companies.

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

Further, recent amendments to the Enforcement Ordinance of the Act introduced requirements relating to online KYC processes in November 2018 and are expected to strengthen the requirements for KYC processes for customers residing in remote areas in April 2020.

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

Regulatory developments relating to lending to small and medium-sized firms and others.    The Act Concerning Temporary Measures to Facilitate Financing for Small and Medium-sized Firms and Others required financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayment by employing methods such as modifying the term of loans at the request of eligible borrowers, including small and medium-sized firms and individual home loan borrowers. This legislation also required financial institutions to internally establish a system to implement the requirements of the legislation and periodically make public disclosure of and report to the relevant authority on the status of implementation. Although this legislation expired on March 31, 2013, the FSA continues to encourage financial institutions to continue to provide support to small and medium-sized firms by the Supervisory Policy and Ordinance for Enforcement of the Baking Law in order to encourage financial institutions to modify the terms of loans, provide smooth financing, and take active roles in supporting operations of such firms.

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

Act on the Use of Personal Identification Numbers in the Administration of Government Affairs.    Pursuant to the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs, which became effective in October 2015, the Japanese government has adopted a Social Security and Tax Number System, which is designed to (1) improve social security services, (2) enhance public convenience in obtaining government services, and (3) increase the efficiency of the administration of government affairs. Under this system, a 12-digit unique number is assigned to each resident of Japan to identify and manage information relating to the resident for government service and tax purposes. Financial institutions are required to implement measures to ensure that such customer information will be protected from inappropriate disclosure and other unauthorized use.

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

Recent Regulatory Actions.    In May 2019, we received a decision from the European Commission requiring MUFG Bank to pay a fine due to an infringement of European Union competition law in 2010 and 2011 by a forex trader formerly employed at MUFG Bank’s London Branch. In June 2019, we also received a decision from a Swiss regulator requiring MUFG Bank to pay a fine due to an infringement of Swiss competition law by the same forex trader. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.”

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

Anti-Money Laundering Initiatives, the Bank Secrecy Act and the USA PATRIOT Act.    A major focus of U.S. governmental policy relating to financial institutions in recent years has been, and continues to be, aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001, as incorporated into the Bank Secrecy Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report potential money laundering and terrorist financing, including the collection of beneficial ownership information. The bank regulatory agencies carefully scrutinize the adequacy of an institution’s compliance with these regulations and, as a result, there have been an increased number of regulatory enforcement actions. A financial institution’s failure to maintain and implement adequate policies, procedures and controls to prevent and detect money laundering and terrorist financing could have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of its operations and the imposition of fines and other monetary penalties. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.”

Foreign Corrupt Practices Act.    In recent years, U.S. regulatory and enforcement agencies including the SEC and the U.S. Department of Justice have significantly increased their enforcement efforts of the Foreign Corrupt Practices Act, or the FCPA. The FCPA prohibits U.S. securities issuers, U.S. domestic entities, and parties doing substantial business within the United States (including their shareholders, directors, agents, officers, and employees) from giving, offering, or promising anything of value to foreign public officials in order to obtain or retain any business advantage. The FCPA also requires U.S. securities issuers to maintain adequate books and records in such a way that they fairly reflect all transactions and dispositions of assets. Enforcement efforts have targeted a wide range of U.S. and foreign-based entities and have been based on a broad variety of alleged fact patterns, and in a number of cases have resulted in the imposition of substantial criminal and civil penalties or in agreed payments in settlement of alleged violations. Failure to maintain adequate anti-bribery policies, procedures, internal controls, and books and records globally could have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, as well as the imposition of civil and criminal penalties.

Regulatory Reform Legislation.    In response to the global financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that affect financial institutions operating in the United States, including our U.S. operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Key provisions that impact our operations are summarized below. However, certain regulatory rules under the Dodd-Frank Act are not yet finalized, require further interpretive guidance by the relevant supervisory agencies, or do not yet require us to fully implement compliance procedures. Accordingly, while the legislation has an impact on our operations, including the imposition of significant compliance costs, we are unable to assess with certainty the full degree of impact of the Dodd-Frank Act on our operations at this time.

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

The Volcker Rule was issued in final form by the Federal Reserve in December 2013. Under the Volcker Rule, we are required to cease conducting certain proprietary trading activities, which means trading in securities and financial instruments for our own account, subject to certain exceptions, including market-making, hedging, and underwriting activities if such activities are conducted within a rigorous compliance framework. We are also restricted from engaging in certain activities regarding hedge funds and private equity funds, or covered funds. While the Volcker Rule excludes restrictions on such activities conducted solely outside of the United States, the regulatory definition of such exempted activities is narrow and complex and in some cases requires further clarification. Our proprietary trading and covered funds activities are generally executed outside of the United States, but certain activities within the United States could potentially have fallen within the scope of the Rule. We have undertaken steps that we believe are appropriate to bring our activities and investments into compliance with the Rule. In June 2018, the five Volcker Rule agencies each subsequently approved a notice of proposed rulemaking seeking comments and proposing certain modifications to certain aspects of the Volcker Rule. Although we are continuing to consider the effect of any proposed changes, given the limited amount of restricted activities in which we engage within the United States, we do not expect any final changes to the Volcker Rule to be material to our operations.

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

On June 14, 2018, the FRB approved a final rule regarding single counterparty credit limits, or SCCL, for large banking organizations. The SCCL final rule is considered the last major piece of regulatory action needed to implement Section 165(e) of the Dodd-Frank Act. Section 165(e) was a response to the concern that failure or financial distress of one large, interconnected financial institution could cascade through the U.S. financial system and impair the financial condition of that firm’s counterparties, including other large, interconnected firms. Section 165(e) generally, and the SCCL final rule specifically, seek to mitigate this risk by limiting the aggregate exposure among such financial institutions and their counterparties. The deadlines for compliance with the requirements of the final rule are in 2020. We are currently implementing a risk and compliance program to satisfy the requirements as they relate to MUFG Americas Holdings, and we are continuing to analyze the requirements of the final rule and its impact on the combined U.S. operations of MUFG.

On April 8, 2019, the FRB issued two proposals that would (1) tailor the framework for application of enhanced prudential standards to foreign banking organizations and (2) modify the application of capital and liquidity requirements to the U.S. operations of foreign banking organizations. The proposals utilize the same framework as the October 2018 proposal applicable to U.S. BHCs but with a differing calibration for foreign banking organizations.

The first proposal, promulgated solely by the FRB, would determine the applicability of certain enhanced prudential standards requirements, including liquidity stress testing and management, capital planning and stress testing, risk management, single counterparty credit limits requirements, and related regulatory reporting by categorizing all foreign banking organizations with $100 billion or more in combined U.S. assets into three categories. The second proposal, to be issued jointly by the FRB, the OCC, and the FDIC, would similarly categorize foreign banking organizations and tailor the application of the agencies’ regulatory capital and standardized liquidity requirements on that basis. The comment period for both proposals ended on June 21, 2019. The final rule is expected to take effect at the same time as the domestic proposal currently on November 20, 2019.

The FRB also approved a third proposal, to be jointly issued with the FDIC, that would revise the joint regulation implementing the resolution planning requirements of Section 165(d) of the Dodd-Frank Act. The comment period ended on June 21, 2019, and the final rule is proposed to take effect on November 20, 2019.

Foreign Account Tax Compliance Act.    The Hiring Incentives to Restore Employment Act was enacted in March 2010 and contains provisions commonly referred to as the Foreign Account Tax Compliance Act, or FATCA. The U.S. Treasury, acting through the Internal Revenue Service, or the IRS, issued final FATCA regulations in January 2013. FATCA created a new reporting and withholding regime for U.S. and foreign financial institutions, or FFIs, and certain non-financial foreign entities, or NFFEs.

In addition, the FATCA framework has been expanded with the introduction of Intergovernmental Agreements between the U.S. Treasury and foreign governments, which pursue a framework for intergovernmental cooperation to facilitate the implementation of FATCA. The United States has entered into various Intergovernmental Agreements with non-U.S. jurisdictions including Japan. FATCA and the Intergovernmental Agreements became effective from July 1, 2014.

In connection with FATCA, we have assessed and determined if our group entities are U.S. withholding agents, FFIs, or NFFEs. Each identified U.S. withholding agent and FFI has also evaluated pre-existing and new entity accounts to the extent required to determine their respective FATCA classifications. We have continuously developed internal procedures and processes that we believe address the regulatory requirements under FATCA.

However, FATCA compliance has required us to develop extensive systems capabilities and internal processes to identify and report U.S. account holders who are subject to FATCA requirements, which has been a complex and costly process requiring significant internal resources. If our procedures and processes are determined not to be adequate to meet the requirements of FATCA, we could potentially be subject to serious legal and reputational consequences, including the imposition of withholding taxes on certain amounts payable to us from U.S. sources, and could be required to expend additional resources to enhance our systems, procedures and processes and take other measures in response to such consequences.

Capital Adequacy.    MUFG Americas Holdings and MUFG Union Bank are required to maintain minimum capital ratios in accordance with rules issued by the U.S. Federal banking agencies. In July 2013, the U.S. Federal banking agencies issued final rules to implement the Basel Committee on Banking Supervision’s capital guidance for U.S. banking organizations, or U.S. Basel III. These rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. These rules supersede the U.S. federal banking agencies’ general risk-based capital rules generally referred to as Basel I, the advanced approaches rules generally referred to as Basel II, which are applicable to certain large banking organizations, and leverage rules, and are subject to certain transition provisions. MUFG Americas Holdings became subject to the U.S. Basel III capital rules in January 2015, with certain provisions subject to a phase-in period, while MUFG Union Bank continues to be subject to the U.S. Basel III capital rules which became effective for advanced approaches institutions on January 1, 2014. The U.S. Basel III capital rules were substantially phased in by January 1, 2019.

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

In addition to these regulatory minimum ratio requirements, MUFG Americas Holdings and MUFG Union Bank are subject to a fully phased-in capital conservation buffer requirement of 2.5%. MUFG Americas Holdings and MUFG Union Bank are also subject to a Tier 1 leverage ratio regulatory minimum requirement of 4% and a well-capitalized prompt corrective action standard of 5%.

In October 2015, the FRB proposed long-term debt and TLAC requirements for U.S. globally systemically important bank holding companies and U.S. IHCs of non-U.S. globally systemically important banks, including MUFG Americas Holdings. In December 2016, the FRB finalized rules imposing such requirements. Under the final rules, a covered IHC such as MUFG Americas Holdings is required to maintain a minimum amount of eligible long-term debt issued to a non-U.S. parent entity that could be cancelled or converted to equity in order to absorb losses and recapitalize the IHC’s operating subsidiaries at or near the point of resolution. A covered IHC is also required to maintain a minimum level of eligible TLAC issued to a non-U.S. parent entity consisting of regulatory capital and eligible long-term debt and maintain related buffers consisting of Common Equity Tier 1 capital. In addition, an IHC is restricted from issuing short-term debt and certain other types of liabilities that are structurally senior to eligible long-term debt. MUFG Americas Holdings became subject to these rules on

January 1, 2019. Pursuant to 12 CFR § 252.164(a), we have certified to the FRB that we plan to follow an SPE resolution strategy, and that MUFG Americas Holdings would therefore be considered a “non-resolution covered IHC.”

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

During the fiscal year ended March 31, 2019, one of our non-U.S. subsidiaries engaged in business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our non-U.S. banking subsidiary, MUFG Bank, issued letters of credit and guarantees and provided remittance and other settlement services mainly in connection with customer transactions related to the purchase and exportation of Iranian crude oil to Japan, and in some cases, in connection with other petroleum-related transactions with Iran by its customers. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2019, the aggregate interest and fee income relating to these transactions was less than ¥100 million, representing less than 0.005 percent of our total interest and fee income. Some of these transactions were conducted through the use of non-U.S. dollar correspondent accounts and other similar settlement accounts maintained with MUFG Bank outside the United States by Iranian financial institutions and other entities in, or affiliated with, Iran. In addition to such accounts, MUFG Bank receives deposits in Japan from, and provides settlement services in Japan to, fewer than 10 Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats in Japan, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2019, the average aggregate balance of deposits held in these accounts represented less than 0.1 percent of the average balance of our total deposits. The fee income from the transactions attributable to these account holders was less than ¥20 million, representing less than 0.005 percent of our total fee income. Although there was no outstanding balance as of March 31, 2019, MUFG Bank had, during the fiscal year ended March 31, 2019, loans that were arranged prior to changes in applicable laws and regulations to borrowers in, or affiliated with, Iran, including entities owned by the Iranian government. For the fiscal year ended March 31, 2019, the agent fee income relating to these loan transactions was less than ¥20 million, representing less than 0.005 percent of our total interest and fee income.

MUFG Bank recognizes that following the withdrawal in May 2018 by the United States from the Joint Comprehensive Plan of Action, the United States has imposed secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. MUFG Bank has taken the recent sanctions related developments into account and monitor any future transactions relating to Iran in order to comply with applicable U.S. and Japanese regulations as well as U.S., Japanese and other international sanctions.

C.	Organizational Structure

The following chart presents our corporate structure summary as of March 31, 2019:

Note:

(1)	PT Bank Danamon Indonesia, Tbk. became a consolidated subsidiary through a share purchase transaction by MUFG Bank, on April 29, 2019.

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2019:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
MUFG Bank, Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
MU Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.	Japan	100.00%	100.00%
kabu.com Securities Co., Ltd.	Japan	59.28%	59.29%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	100.00%	100.00%
Japan Digital Design, Inc.	Japan	86.11%	86.11%
MUMEC Visionary Design, Ltd.	Japan	60.00%	60.00%
Global Open Network, Inc.	Japan	80.00%	80.00%
MUFG Innovation Partners Co., Ltd.	Japan	100.00%	100.00%
MUFG Americas Holdings Corporation	USA	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
MUFG Bank (China), Ltd.	China	100.00%	100.00%
MUFG Bank (Malaysia) Berhad	Malaysia	100.00%	100.00%
MUFG Bank (Europe) N.V.	Netherlands	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
MUFG Investor Services Holdings Limited	Bermuda	100.00%	100.00%
MUFG Securities EMEA plc	UK	100.00%	100.00%
MUFG Securities Asia Limited	China	100.00%	100.00%
MUFG Securities Asia (Singapore) Limited	Singapore	100.00%	100.00%
MUFG Securities (Canada), Ltd.	Canada	100.00%	100.00%

D.	Property, Plant and Equipment

Premises and equipment as of March 31, 2018 and 2019 consisted of the following:

	As of March 31,
	2018	2019
	(in millions)
Land	¥370,669	¥362,742
Buildings	739,665	829,606
Equipment and furniture	659,699	648,598
Leasehold improvements	311,645	305,281
Construction in progress	119,195	34,002

Total	2,200,873	2,180,229
Less accumulated depreciation	1,187,285	1,206,629

Premises and equipment—net	¥1,013,588	¥973,600

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2019, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.

The following table presents the book values of our material offices and other properties as of March 31, 2019:

Book Value
(in millions)
Owned land	¥362,742
Owned buildings	258,711

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2019, we invested approximately ¥126,479 million in premises and equipment, primarily for office renovations and relocation.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Business Environment

Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan, the United States and Thailand and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

General Economic Conditions

During the fiscal year ended March 31, 2019, the global economy stayed on a moderately improving trend. Uncertainties grew, however, concerning future global economic trends in light of recent changes in economic, monetary and trade policies and geopolitical developments in various jurisdictions, which have contributed to higher volatility in the financial market.

Japan’s economic growth continued at a moderate pace, while showing a mixture of positive and negative trends, with the quarter-on-quarter real gross domestic product, or GDP, growth rate being 0.6% for the quarters ended June 30, 2018, negative 0.6% for the quarters ended September 30, 2018, and 0.5% for the quarter ended December 31, 2018, and 0.6% for the quarter ended March 31, 2019. The year-over-year real GDP growth rate was 1.5% for the quarter ended June 30, 2018, 0.1% for the quarter ended September 30, 2018, 0.3% for the quarter ended December 31, 2018 and 0.9% for the quarter ended March 31, 2019. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.3% and positive 0.5% on a month-on-month basis and between 0.2% and 1.4% on a year-over-year basis during the fiscal year ended March 31, 2019. During the same period, the unemployment rate in Japan remained low, fluctuating between 2.3% and 2.5%. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan during the fiscal year ended March 31, 2019 was 8,057, a 2.8% decrease from the previous fiscal year. The total liabilities of companies that filed for legal bankruptcy during the fiscal year ended March 31, 2019 were ¥1,554 billion, a 40% decrease from the previous fiscal year. The Japanese economy remains subject to continuing deflationary pressure, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, stagnant private consumption which may further decline once the consumption tax rate is raised from 8.0% to 10.0% in October 2019 as currently expected, and various other factors that could adversely affect its economic conditions.

The U.S. economy expanded with the quarter-on-quarter annualized real GDP growth rate being 4.2% for the quarter ended June 30, 2018, 3.4% for the quarter ended September 30, 2018, 2.2% for the quarter ended December 31, 2018 and 3.1% for the quarter ended March 31, 2019. The year-over-year real GDP growth rate was 2.9% for the quarter ended June 30, 2018, 3.0% for the quarter ended September 30, 2018, 3.0% for the quarter ended December 31, 2018 and 3.2% for the quarter ended March 31, 2019. The U.S. economic growth was supported by the improvement in the labor market, higher wages and increased corporate production activities. During the fiscal year ended March 31, 2019, the unemployment rate in the U.S. fluctuated between 3.7% and 4.0%. However, the long-term prospects of the U.S. economy remain uncertain in light of the changes in the government’s economic, monetary, trade and foreign relations policies under the Trump administration, and various other factors.

The Eurozone’s economic growth continued at a slow rate with the quarter-on-quarter real GDP growth rate being 0.4% for the quarter ended June 30, 2018, 0.1% for the quarter ended September 30, 2018, 0.2% for the quarter ended December 31, 2018 and 0.4% for the quarter ended March 31, 2019. The year-over-year real GDP growth rate was 2.2% for the quarter ended June 30, 2018, 1.7% for the quarter ended September 30, 2018, 1.2% for the quarter ended December 31, 2018 and 1.2% for the quarter ended March 31, 2019. During the fiscal year ended March 31, 2019, the unemployment rate in the Eurozone declined to 7.7% for March 2019. There are still uncertainties in the Eurozone economy, including the process and ramifications of the United Kingdom’s withdrawal from the European Union and the large accumulation of non-performing loans in some European peripheral countries.

In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrialized Economies) generally improved but the economic growth remained relatively modest during the fiscal year ended March 31, 2019. In China, economic conditions continued to improve at a moderate pace during the fiscal year, with some downward pressure on economic growth resulting from remaining structural adjustments. China’s quarter-on-quarter real GDP growth rate was 1.7% for the quarter ended June 30, 2018, 1.6% for the quarter ended September 30, 2018, 1.5% for the quarter ended December 31, 2018 and 1.4% for the quarter ended March 31, 2019. China’s year-over-year real GDP growth rate was 6.7% for the quarter ended June 30, 2018, 6.5% for the quarter ended September 30, 2018, 6.4% for the quarter ended December 31, 2018 and 6.4% for the quarter ended March 31, 2019. The Thai economy was on a gradually stabilizing trend during the fiscal year ended March 31, 2019, with varying degrees of impact on the financial conditions of consumers and small and medium-sized enterprises. Thailand’s quarter-on-quarter real GDP growth rate was 1.1% for the quarter ended June 30, 2018, negative 0.4% for the quarter ended September 30, 2018, 0.9% for the quarter ended December 31, 2018 and 1.0% for the quarter ended March 31, 2019. Thailand’s year-over-year real GDP growth rate was 4.7% for the quarter ended June 30, 2018, 3.2% for the quarter ended September 30, 2018, 3.6% for the quarter ended December 31, 2018 and 2.8% for the quarter ended March 31, 2019. Although there are some signs of further economic growth in ASEAN and NIEs, such as growth in exports to developed countries and larger investments in infrastructure projects in the region, uncertainties still remain in light of, among other things, intensifying trade conflicts and potential geopolitical issues.

Interest Rates

Interest rates remained at historically low levels in Japan under the Bank of Japan’s monetary policy. The yield on 10-year Japanese government bonds fluctuated between negative 0.090% and positive 0.161% during the fiscal year ended March 31, 2019. The Bank of Japan adopted its “quantitative and qualitative monetary easing” policy in April 2014 and commenced its “quantitative and qualitative monetary easing with negative interest rates” policy in January 2016. Under this policy, aiming to achieve the price stability target of 2.0%, the Bank of Japan applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, while increasing the Bank of Japan’s aggregate holding of Japanese government bonds by approximately ¥80 trillion each year. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. In July 2018, the Bank of Japan slightly its modified monetary policy by adopting forward guidance on interest rates and adding language in its policy statement that long-term interest rates may fluctuate depending on economic and price developments. The yield on 10-year Japanese government bonds was 0.049% on March 30, 2018 and negative 0.081% on March 29, 2019. The yield currently fluctuates around negative 0.158%.

In the United States, the FRB raised the target range for the federal funds rate to between1.75% and 2.00% in June 2018, to between2.00% and 2.25% in September 2018, and further to between 2.25% and 2.50% in December 2018. However, following the Federal Open Market Committee in June 2019, several FRB members implied their willingness to reduce the rate at least by 25 basis points by the end of the calendar year 2019 in light of increasing uncertainty in the economic outlook. The 10-year U.S. Treasury bond yield decreased from 2.74% at the end of March 2018 to 2.406% at the end of March 2019, while fluctuating between 2.368% and 3.238% during the period. The yield currently fluctuates around 2.006%.

The yield on 10-year German Bunds decreased from positive 0.497% at the end of March 2018 to negative 0.07% as of March 29, 2019, while fluctuating between negative 0.081% and positive 0.645% during the period. The yield currently fluctuates around negative 0.327%. The yield on 10-year French Obligations Assimilables du Trésor decreased from 0.721% at the end of March 2018 to 0.318% as of March 29, 2019, while fluctuating between 0.301% and 0.907% during the period. The yield currently fluctuates around negative 0.005%.

Foreign Currency Exchange Rates

The Japanese yen depreciated against the U.S. dollar from ¥106.28 to the U.S. dollar as of March 30, 2018 to ¥110.86 to the U.S. dollar as of March 29, 2019, while fluctuating between ¥105.89 to the U.S. dollar and ¥114.53 to the U.S. dollar during the period. The Japanese yen has since been fluctuating around ¥107.85 to the U.S. dollar.

The Japanese yen was on a generally appreciating trend against the euro during the fiscal year ended March 31, 2019, with the exchange rate being ¥124.35 to the euro as of March 29, 2019 compared to ¥130.97 to the euro as of March 30, 2018. The Japanese yen has been fluctuating around ¥122.66 to the euro since April 1, 2019.

The Japanese yen was on a generally depreciating trend against the Thai baht during the fiscal year ended March 31, 2019, with the exchange rate being ¥3.4929 to the Thai baht as of March 29, 2019 compared to ¥3.4076 to the Thai baht as of March 30, 2018. The Japanese yen has been fluctuating around ¥3.5162 to the Thai baht since April 1, 2019.

Stock and Real Estate Prices

The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥21,454.30 on March 30, 2018 to ¥21,205.81 on March 29, 2019. The closing price of the Nikkei Stock Average reached ¥24,270.62, the highest closing price since November 1991, on October 2, 2018, and declined to ¥19,115.74 on December 25, 2018. The closing price of the Nikkei Stock Average has since risen and has been fluctuating around ¥21,275.92.

According to the latest land price survey conducted by the Japanese government, between January 1, 2018 and January 1, 2019, the average residential land price in Japan increased 0.6%, and the average commercial land price in Japan increased 2.8%. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, between January 1, 2018 and January 1, 2019, the average residential land price increased 1.0% and the average commercial land price increased 5.1%. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, between January 1, 2018 and January 1, 2019, the average residential land price increased 0.2% and the average commercial land price increased 1.0%.

Principal Sources of Income and Expenses

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

Non-interest Income

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

•	Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned on managing investment funds on behalf of clients.

•	Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans and investment funds.

•	Guarantee fees consist of fees related to the guarantee business, including those charged for providing guarantees on residential mortgage loans and other loans.

•	Insurance commissions consist of commissions earned by acting as an agent for insurance companies for the sale of insurance products.

•	Fees and commissions on real estate business primarily consist of fees from real estate agent services.

•	Other fees and commissions include various fees and commissions, such as arrangement fees and agent fees, other than the fees mentioned above.

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

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits for the fiscal year ended March 31, 2019.

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

Net investment securities gains (losses)

Net investment securities gains (losses) include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities. Impairment losses are recognized and offset net investment securities gains when management concludes that declines in the fair value of investment securities are other than temporary. In addition, as a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, unrealized gains (losses), or holding gains (losses), on equity investments are reflected in net gains (losses) from marketable equity securities. This new guidance is not applied retrospectively to the fiscal years ended March 31, 2017 and 2018. Prior to adoption, such unrealized gains and losses were reflected in other comprehensive income. For more information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Net equity in earnings (losses) of equity method investees

Net equity in earnings (losses) of equity method investees includes our equity interest in the earnings of our equity method investees and impairment losses on our investments in equity method investees.

Non-Interest Expense

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

Recent Developments

During the fiscal year ended March 31, 2019, we continued to pursue a strategy to improve our operational efficiency and financial performance and achieve sustainable growth. We sought to strengthen our management structure, while selectively reviewing and considering growth opportunities that would enhance our global competitiveness. We also continued to monitor regulatory developments and pursue prudent transactions that would create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high-quality financial services. In addition, in order to respond to the increasingly complex market and legal risks, we continued to endeavor to enhance our compliance and internal control frameworks. Starting in the current fiscal year ending March 31, 2019, we launched our new three-year medium-term business plan, under which we aim to integrate the expertise and capabilities of our subsidiaries to build a foundation for future growth.

Implementation of Share Repurchase Programs and Cancellation of Purchased Shares

During November 2018 and December 2018, we repurchased 159,836,800 shares of our common stock for ¥99,999,974,078 under a share repurchase program that was adopted in November 2018 and completed in December 2018. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 200,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 14, 2018 and December 31, 2018 and to cancel the repurchased shares. We cancelled all of the repurchased shares on January 22, 2019.

During May 2018 and June 2018, we repurchased 72,420,700 shares of our common stock for ¥49,999,969,714 under a share repurchase program that was adopted in May 2018 and completed in June 2018. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 100,000,000 shares of our common stock and an aggregate of ¥50.0 billion between May 16, 2018 and June 30, 2018 and to cancel the repurchased shares. We cancelled all of the repurchased shares on July 20, 2018.

The purposes of the above two share repurchase programs were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.

Issuances of Senior Debt Securities for TLAC Purposes

During and after the fiscal year ended March 31, 2019, we issued $13.2 billion, or ¥1,467.3 billion, €1.0 billion, or ¥124.6 billion, and HK$0.3 billion, or ¥4.3 billion, aggregate principal amount of senior notes that were intended to qualify as TLAC debt. As of March 31, 2019, our TLAC ratios were 18.16% on a risk-weighted assets basis and 7.90% on a leverage exposure basis. We are required to maintain External TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis from March 31, 2019 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “—B. Liquidity and Capital Resources—Capital Adequacy” and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”

Redemption of Preferred Securities Issued by Special Purpose Company

In May 2019, we decided to redeem in full ¥90.0 billion of Japanese yen-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 8 Limited. The effective date of the planned redemption is July 25, 2019. Based on the Japanese GAAP information used to calculate our capital ratios as of March 31, 2019, we estimate that the planned redemption would result in a decline in each of our Tier 1 capital ratio and our total capital ratio by approximately 0.1 percentage point.

In January 2019, we redeemed in full ¥222.0 billion of Japanese yen-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 7 Limited.

Issuances of Basel III-Compliant Domestic Subordinated Bonds

In December 2018, we issued, in a public offering in Japan, ¥155.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan.”

Strategic Investment in Bank Danamon in Indonesia

In December 2017, MUFG Bank acquired an initial 19.9% equity interest in Bank Danamon for an aggregate purchase price of IDR 15.875 trillion, or ¥133.4 billion, based on a price of IDR 8,323, or ¥70, per share. In August 2018, MUFG Bank acquired an additional 20.1% equity interest for an aggregate purchase price of IDR 17.187 trillion, or ¥132.3 billion, based on a price of IDR 8,921, or ¥69, per share. As a result, MUFG Bank’s equity interest in Bank Danamon increased to 40%, and MUFG Bank started to apply the equity method of accounting to its investment in Bank Danamon during the six months ended September 30, 2018.

In April 2019, MUFG Bank further increased its shareholding in Bank Danamon from 40.0% to 94.0% by acquiring additional shares for an aggregate purchase price of IDR 49,620 billion, or ¥397.0 billion, based on a price of IDR 9,590, or ¥77, per share. In addition, in April 2019, MUFG Bank increased its shareholding in PT Bank Nusantara Parahyangan Tbk., or Bank BNP, in Indonesia from 7.9% to 99.9% by acquiring shares from ACOM Co., Ltd., our equity method affiliate, and other shareholders for an aggregate purchase price of IDR 3,011 billion, or ¥24.1 billion, based on a price of IDR 4,088, or ¥33, per share. As a result, Bank Danamon and Bank BNP became our consolidated subsidiaries. In May 2019, Bank BNP was merged into Bank Danamon through a share exchange transaction, resulting in our shareholding in Bank Danamon being 94.1%.

This investment is part of our strategic plan to expand our presence in Asia and Oceania and contribute to the economic growth in the region. The investment is expected to enable us to leverage our financial strength, relationships with Japan’s leading companies, and global network as well as our product and sectorial expertise to further enhance our growth strategy. In our capacity as a long-term shareholder, we aim to build on Bank Danamon’s established and respected brand franchise to foster synergies and enhance Bank Danamon’s position as a leading and prominent Indonesian bank that remains committed to delivering high quality services to its customers.

Bank Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Bank Danamon provides banking and financial products and services to consumer, micro-finance, small and medium enterprise, and corporate customers, with a network of approximately 1,800 offices in Indonesia.

Acquisition of Aviation Finance Business from DVB Bank

In March 2019, MUFG Bank agreed to purchase from DVB Bank SE in Germany its aviation finance client lending portfolio, which was valued at approximately €5.6 billion, or approximately ¥716.3 billion, as of June 30, 2018, and the related operating infrastructure. In connection with this agreement, BOT Lease Co., Ltd., a consolidated subsidiary of MUFG Bank, agreed to purchase from DVB Bank its aviation investment management and asset management business. The closing of these transactions are expected to occur during the second half of the fiscal year ending March 31, 2020, subject to regulatory approvals and other conditions. We consider aviation finance to be a key growth pillar for us and, through the acquisition, we aim to enhance our Global Corporate & Investment Banking Business platform in terms of higher returns, portfolio diversification and solution offering to our clients.

Sale of Shares in Standard Life Aberdeen

In February 2019, Mitsubishi UFJ Trust and Banking sold all of the ordinary shares it held in Standard Life Aberdeen plc, a U.K.-based asset manager, for approximately £349.3 million, or approximately ¥49.4 billion. The sale was part of our strategy to optimize our capital management in light of tightened international financial regulations and changes in the business environment. Standard Life Aberdeen plc remains one of our most important partners.

Agreement to Acquire Shares in Colonial First State Group Limited Subsidiaries

In October 2018, Mitsubishi UFJ Trust and Banking entered into a Share Sale Deed with Commonwealth Bank of Australia, or CBA, and its wholly-owned subsidiary Colonial First State Group Limited, or CFSGL, to acquire 100% of the shares in each of nine subsidiaries of CFSGL, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management, or CFSGAM, from CFSGL for an aggregate purchase price of approximately AU$4.0 billion, or ¥328 billion, subject to certain conditions precedent, including required regulatory approvals. The purpose of this transaction is to enhance Mitsubishi UFJ Trust and Banking’s asset management capabilities and product competitiveness in the global asset management market. The transaction is currently expected to be completed in mid-2019.

Sale of Shares in Banco Bradesco

In April 2018, MUFG Bank sold a portion of its equity interest in Banco Bradesco SA, a Brazil-based universal banking group in Latin America, for approximately 1,411 million Brazilian Real, or approximately ¥45.3 billion. Although MUFG Bank’s shareholding ratio decreased to 1.25% as a result of the transaction, Bradesco remains our important alliance partner in the Latin American region and continues to collaborate with MUFG Bank in a broad range of business areas.

Agreement concerning Capital Transfer and Merger between Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities

In April 2019, Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., a subsidiary of Mitsubishi UFJ Morgan Stanley Securities holding 75% of its shares with the remaining 25% held by MUFG Bank, agreed on a merger whereby Mitsubishi UFJ Morgan Stanley Securities will be the surviving company. In connection with the planned merger, MUFG Bank is expected to transfer its 25% equity interest in Mitsubishi UFJ Morgan Stanley PB Securities to Mitsubishi UFJ Morgan Stanley Securities. Through this transaction, Mitsubishi UFJ Morgan Stanley Securities aims to enhance its wealth management business.

Functional Realignment of Subsidiaries

In April 2018, Mitsubishi UFJ Trust and Banking’s corporate loan-related businesses were transferred to MUFG Bank. As a result, the corporate loan-related businesses within the Group are currently concentrated at MUFG Bank.

Also in April 2018, Mitsubishi UFJ Trust and Banking acquired MUFG Bank’s 15% equity interest and Mitsubishi UFJ Securities Holding’s 34% equity interest in Mitsubishi UFJ Kokusai Asset Management Co., Ltd. to make the asset management company a wholly owned subsidiary of Mitsubishi UFJ Trust and Banking. The acquisition followed the transfer to Mitsubishi UFJ Trust and Banking of the shares of Mitsubishi UFJ Investor

Services & Banking (Luxembourg) S.A. held by MUFG Bank in May 2017 to make the Luxembourg company a wholly owned subsidiary of Mitsubishi UFJ Trust and Banking. As a result, Mitsubishi UFJ Trust and Banking currently operates as the Group’s primary asset management and administration subsidiary, and seeks to further strengthen its real estate, pension and estate administration services.

The realignment of these functions of our subsidiaries was executed as part of our strategy to increase the effectiveness in accumulating and applying the expertise of our subsidiaries and to enhance efficiency in offering and providing a diverse array of sophisticated financial products and services to customers through collaboration among our subsidiaries. See “Item 4.B—Information on the Company—Business Overview.”

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

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and the related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of allowance, we evaluate the probable loss by category of the loan based on its type and characteristics.

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

If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss recorded in our consolidated statements of income. This test requires a comparison of the implied fair value of the unit’s goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit’s goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that reporting unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit. A change in the estimation could have an impact on impairment recognition since it is driven by hypothetical assumptions, such as customer behavior and interest rate forecasts. The estimation is based on information available to management at the time the estimation is made.

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

We have elected the fair value option for certain foreign securities classified as available-for-sale debt securities, whose unrealized gains and losses are reported in income, and marketable equity securities.

The guidance on the measurement of fair value defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established and documented process for determining fair value in accordance with the guidance. To determine the fair value, we use quoted prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine the fair value of the instrument. We perform internal price verification procedures to ensure that the prices and quotes provided from the independent pricing vendors are reasonable. Such verification procedures include a comparison of pricing sources and analysis of variances among pricing sources. These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations, or CLOs, backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted prices are not available to determine the fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, funding cost, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

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

The following discussion relates to our operating results for the fiscal years ended March 31, 2018 and 2019. For the discussion on our operating results for the fiscal year ended March 31, 2017, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2017 and 2018, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on Form 20-F for the fiscal year ended March 31, 2018, filed with the SEC on July 12, 2018.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,
	2018	2019
	(in billions)
Interest income	¥3,259.0	¥3,813.4
Interest expense	1,028.7	1,518.0

Net interest income	2,230.3	2,295.4

Provision for (reversal of) credit losses	(240.8)	34.3
Non-interest income	1,935.1	1,595.2
Non-interest expense	2,744.4	2,985.5

Income before income tax expense	1,661.8	870.8
Income tax expense	407.8	133.2

Net income before attribution of noncontrolling interests	¥1,254.0	¥737.6
Net income (loss) attributable to noncontrolling interests	25.8	19.0

Net income attributable to Mitsubishi UFJ Financial Group	¥1,228.2	¥718.6

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2018 and 2019 are discussed in further detail below.

Net Interest Income

The following table is a summary of the interest rate spread for the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,
	2018			2019
	Average balance	Interest income (expense)	Average rate	Average balance	Interest income (expense)	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥144,602.0	¥1,002.0	0.69%	¥145,279.1	¥1,048.6	0.72%
Foreign	94,447.0	2,257.0	2.39	96,128.3	2,764.8	2.88

Total	¥239,049.0	¥3,259.0	1.36%	¥241,407.4	¥3,813.4	1.58%

Financed by:
Interest-bearing liabilities:
Domestic	¥173,166.0	¥(367.6)	0.21%	¥173,199.6	¥(504.2)	0.29%
Foreign	60,691.1	(661.1)	1.09	61,443.6	(1,013.8)	1.65

Total	233,857.1	(1,028.7)	0.44	234,643.2	(1,518.0)	0.65
Non-interest-bearing liabilities	5,191.9		—	6,764.2		—

Total	¥239,049.0		0.43%	¥241,407.4		0.63%

Net interest income and interest rate spread		¥2,230.3	0.92%		¥2,295.4	0.93%
Net interest income as a percentage of total interest-earning assets			0.93%			0.95%

The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018:

	Fiscal Year Ended March 31, 2018 versus Fiscal Year Ended March 31, 2019
	Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥8,801	¥(98,744)	¥(89,943)
Foreign	16,791	138,289	155,080

Total	¥25,592	¥39,545	¥65,137

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

Our net interest income for each of the fiscal years ended March 31, 2018 and 2019 was not materially affected by gains or losses resulting from interest rate and other derivative contracts. We use such derivative instruments to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under U.S. GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of Trading account profits—net. For a detailed discussion of our risk management activities, see “—A. Operating Results—Results of Operations—Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Net interest income increased ¥65.1 billion to ¥2,295.4 billion for the fiscal year ended March 31, 2019 from ¥2,230.3 billion for the fiscal year ended March 31, 2018. This increase was due to higher foreign interest income, mainly reflecting higher average interest rates on, and higher average balance of, interest-earning assets, particularly in the United States. This increase was partially offset by an increase in interest expense, primarily reflecting higher interest rates on deposits in the United States and higher U.S. dollar funding rates in Japan.

Interest income increased ¥554.4 billion to ¥3,813.4 billion for the fiscal year ended March 31, 2019 from ¥3,259.0 billion for the previous fiscal year. Domestic interest income increased ¥46.6 billion mainly due to higher interest rates on domestic loans, reflecting higher long-term interest rates in Japan during the first half of the fiscal year ended March 31, 2019. Foreign interest income increased ¥507.8 billion primarily due to higher interest rates on, and higher volumes of, foreign loans.

Interest expense increased ¥489.3 billion to ¥1,518.0 billion for the fiscal year ended March 31, 2019 from ¥1,028.7 billion for the previous fiscal year. Domestic interest expense increased ¥136.5 billion, and foreign interest expense increased ¥352.7 billion. The higher domestic interest expense was primarily attributable to higher short-term U.S. dollar funding rates in Japan. The higher foreign interest expense was mainly due to higher interest rates on deposits and higher money market interest rates in the United States.

Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased one basis point to 0.93% for the fiscal year ended March 31, 2019 from 0.92% for the previous fiscal year. The portion of our foreign interest-earning assets funded by domestic interest-bearing liabilities, which have lower interest rates than foreign interest-bearing liabilities, increased during the fiscal year ended March 31, 2019, compared to the previous fiscal year, resulting in the slight improvement in our overall interest spread. Between the same periods, the average interest rate spread on domestic activities decreased five basis points to 0.43% from 0.48%, and the average interest rate spread on foreign activities decreased seven basis points to 1.23% from 1.30%. The decrease in the average interest rate spread on domestic activities mainly reflected lower interest rates on our Japanese government bond portfolio and higher U.S. dollar funding rates in Japan. The decrease in the average interest rate spread on foreign activities mainly reflected higher money market interest rates in the United States and higher interest rates on foreign deposits.

The yield on 10-year Japanese government bonds fluctuated between 0% and positive 0.15% during the six months ended September 30, 2018, but subsequently declined to negative 0.1% towards March 31, 2019. During the previous fiscal year, the yield on such bonds fluctuated between negative 0.02% to positive 0.1%. In July 2018, the Bank of Japan slightly modified its monetary policy, which included negative 0.1 percent interest on the Policy-Rate Balances and a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent, by adopting forward guidance on interest rates and adding language in its policy statement that long-term interest rates may fluctuate depending on economic and price developments. Long-term interest rates may fluctuate to a larger extent, causing additional uncertainty in the interest rates in Japan. In the United States, the FRB raised the target range for the federal funds rate to between 1.75% to 2.00% in June 2018, then to between 2.00% to 2.25% in September 2018, and further to between 2.25% to 2.50% in December 2018. The FRB is currently expected to maintain the federal funds rate at the current level or lower it during the calendar year 2019. See “—Business Environment.”

The average balance of interest-earning assets increased ¥2,358.4 billion to ¥241,407.4 billion for the fiscal year ended March 31, 2019 from ¥239,049.0 billion for the fiscal year ended March 31, 2018. The average balance of domestic interest-earning assets increased ¥677.1 billion to ¥145,279.1 billion mainly due to an increase in the average balance of our interest-earning deposits in other banks particularly because we deposited with the Bank of Japan a larger amount of cash received on sales and redemption of Japanese government bonds as we reduced our holdings of such bonds. The higher average balance of domestic interest-earning assets was also due to an increase in trading account assets. The average balance of foreign interest-earning assets increased

¥1,681.3 billion primarily due to increases in foreign currency-denominated loans, deposits in other banks and investment securities, partially offset by a decrease in the average balance of trading account assets, particularly U.S. Treasury bonds as interest rates rose for the first nine months ended December 31, 2018, in the United States.

The average balance of interest-bearing liabilities increased ¥786.1 billion to ¥234,643.2 billion for the fiscal year ended March 31, 2019 from ¥233,857.1 billion for the fiscal year ended March 31, 2018. The average balance of domestic interest-bearing liabilities increased ¥33.6 billion mainly due to an increase in domestic deposits. The average balance of foreign interest-bearing liabilities increased ¥752.5 billion mainly due to an increase in other short-term borrowings, including such borrowings through commercial paper.

Provision for (reversal of) credit losses

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

We recorded ¥34.3 billion of provision for credit losses for the fiscal year ended March 31, 2019, compared to ¥240.8 billion of reversal of credit losses for the previous fiscal year. By segment, for the fiscal year ended March 31, 2019, ¥43.9 billion and ¥4.5 billion of reversal of credit losses were recorded in the Commercial and Residential segments respectively, while ¥23.9 billion, ¥9.3 billion and ¥49.5 billion of provision for credit losses were recorded in the Card, MUFG Americas Holdings and Krungsri segments respectively. For the previous fiscal year, ¥297.4 billion, ¥22.3 billion and ¥9.3 billion of reversal of credit losses were recorded in the Commercial, Residential and MUFG Americas Holdings segments respectively, while ¥23.4 billion and ¥64.8 billion of provision for credit losses were recorded in the Card and Krungsri segments, respectively.

The reversal of credit losses recorded in the Commercial segment for the fiscal year ended March 31, 2019 mainly reflected the improvements in the financial performance of a large borrower in the domestic electronics manufacturing industry. The reversal of credit losses in the Residential segment for the fiscal year ended March 31, 2019 primarily reflected, though to a lesser extent compared to the previous fiscal year, the improved credit quality of borrowers who were positively affected by the stable domestic corporate environment in recent periods.

The larger provision for credit losses in the Card segment for the fiscal year ended March 31, 2019 was primarily attributable to an increase in default borrowers who filed for bankruptcy as part of their debt workout efforts. Although the stable corporate environment in recent periods positively affected some individual borrowers, the positive trends did not meaningfully affect our consumer loan borrowers and, in some cases, the corporate efficiencies negatively affected some of our consumer loan borrowers. The provision for credit losses in the MUFG Americas Holdings segment for the fiscal year ended March 31, 2019 mainly reflected the bankruptcy filing of a large borrower in the electric power industry. The smaller provision for credit losses in the Krungsri segment mainly reflected the improved credit quality of the small and medium-sized enterprise loan portfolio where gradually stabilizing economic conditions in Thailand resulted in fewer borrowers experiencing deterioration in their financial performance.

We recorded ¥40.2 billion of reversal of credit losses for our domestic loan portfolio for the fiscal year ended March 31, 2019, compared to reversal of credit losses of ¥266.1 billion for the previous fiscal year. This reflected the improvement in the credit quality of a large borrower in the domestic manufacturing industry in the Commercial segment and the credit quality of borrowers in the Residential segment, partially offset by the weaker credit quality among consumer loan borrowers. We recorded ¥74.5 billion of provision for credit losses for our foreign portfolio for the fiscal year ended March 31, 2019, compared to ¥25.3 billion of provision for credit losses for the previous fiscal year. The larger provision primarily reflected the deteriorated financial condition of some large foreign borrowers who belong to the electric power industry and the construction industry in the Commercial and MUFG Americas Holdings segments.

For more information, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,
	2018	2019
	(in billions)
Fees and commissions income:
Fees and commissions on deposits	¥53.5	¥52.6
Fees and commissions on remittances and transfers	169.3	168.7
Fees and commissions on foreign trading business	78.2	73.2
Fees and commissions on credit card business	212.5	225.9
Fees and commissions on security-related services	258.7	233.4
Fees and commissions on administration and management services for investment funds	159.5	147.6
Trust fees	112.4	115.0
Guarantee fees	44.2	45.0
Insurance commissions	49.2	46.9
Fees and commissions on real estate business	40.6	45.2
Other fees and commissions	284.7	285.1

Total	1,462.8	1,438.6
Foreign exchange losses—net	(49.6)	(96.0)

Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts	(226.8)	(24.0)
Net profits (losses) on trading account securities, excluding derivatives	153.7	192.9

Total	(73.1)	168.9

Investment securities gains (losses)—net:
Net gains on sales of available-for-sale securities:
Debt securities	73.9	28.7
Marketable equity securities	207.3	—
Impairment losses on available-for-sale securities:
Debt securities	(0.1)	(0.6)
Marketable equity securities	(6.7)	—
Net losses from marketable equity securities(1)	—	(355.8)
Other	12.5	75.4

Total	286.9	(252.3)
Equity in earnings of equity method investees—net	228.0	209.7
Gains on sales of loans	16.1	22.7
Other non-interest income	64.0	103.6

Total non-interest income	¥1,935.1	¥1,595.2

Note:
(1)	As a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, equity securities are measured at fair value with unrealized gains (losses), or holding gains (losses), reflected in net gains (losses) from marketable equity securities. This new guidance is not applied retrospectively to the fiscal years ended March 31, 2018. Prior to adoption, such unrealized gains and losses were reflected in other comprehensive income. For more information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report. For the fiscal year ended March 31, 2019, net losses from marketable equity securities include net gains on sales of marketable equity securities.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Non-interest income decreased ¥339.9 billion to ¥1,595.2 billion for the fiscal year ended March 31, 2019 from ¥1,935.1 billion for the fiscal year ended March 31, 2018. This decrease was mainly attributable to ¥252.3 billion of investment securities losses, primarily due to net losses from marketable equity securities recorded as a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018.

Fees and commissions income

Fees and commissions income decreased ¥24.2 billion to ¥1,438.6 billion for the fiscal year ended March 31, 2019 from ¥1,462.8 billion for the fiscal year ended March 31, 2018. This decrease was primarily due to a decrease in fees and commissions on securities-related services mainly due to lower volumes of selling and buying transactions by retail customers. This decrease was partially offset by an increase in fees and commissions on credit card business, reflecting an increase in payment processing fees and an increase in credit card issuance fees as credit card use grew in Japan.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,
	2018	2019
	(in billions)
Foreign exchange losses—net:
Net foreign exchange losses on derivative contracts	¥(160.0)	¥(354.4)
Net foreign exchange gains on other than derivative contracts	377.9	71.8
Net foreign exchange gains (losses) related to the fair value option	(267.5)	186.6

Total	¥(49.6)	¥(96.0)

Net foreign exchange losses for the fiscal year ended March 31, 2019 were ¥96.0 billion, compared to net losses of ¥49.6 billion for the fiscal year ended March 31, 2018. This was mainly due to smaller net foreign exchange gains on other than derivative contracts, reflecting the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of monetary liabilities of our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2018 and March 31, 2019. The larger total net foreign exchange losses also resulted from larger net foreign exchange losses on derivative contracts mainly due to the lower mark to market valuation on currency swaps entered in connection with our U.S. dollar funding, reflecting the wider gap between Japanese yen interest rates and U.S. dollar interest rates. These were substantially offset by an increase in net foreign exchange gains on foreign-denominated trading account securities, such as U.S. Treasury bonds, under the fair value option as the Japanese yen depreciated against the U.S. dollar from ¥106.24 to the U.S. dollar as of March 31, 2018 to ¥110.99 to the U.S. dollar as of March 31, 2019, while the Japanese yen appreciated against the U.S. dollar during the previous fiscal year resulting in net foreign exchange losses on U.S. dollar-denominated trading account securities under the fair value option.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,
	2018	2019
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥51.0	¥5.6
Equity contracts	(260.4)	80.1
Commodity contracts	6.3	0.3
Credit derivatives	(1.8)	(39.8)
Other	(21.9)	(70.2)

Total	¥(226.8)	¥(24.0)

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥301.9	¥(16.0)
Trading account securities under the fair value option	(148.2)	208.9

Total	¥153.7	¥192.9

Total	¥(73.1)	¥168.9

Net trading account profits were ¥168.9 billion for the fiscal year ended March 31, 2019, compared to net trading account losses of ¥73.1 billion for the fiscal year ended March 31, 2018. This improvement was mainly due to smaller net losses on interest rate and other derivative contracts, which primarily reflected ¥80.1 billion of net profits on equity contracts for the fiscal year ended March 31, 2019, compared to ¥260.4 billion of net losses on such contracts for the fiscal year ended March 31, 2018, due to an increase in the market value of equity contracts designed to hedge against downside price fluctuations, as equity prices were on a declining trend in Japan particularly towards the end of the fiscal year ended March 31, 2019.

The ¥39.2 billion increase in net profits on trading account securities, excluding derivatives, resulted mainly from an improvement in net profits on trading account securities under the fair value option, particularly U.S. Treasury bonds, as long-term interest rates declined in the United States during the fiscal year ended March 31, 2019. The yield on 10-year U.S. Treasury bonds declined to around 2.4% as of March 31, 2019 from around 2.7% as of March 31, 2018, whereas the yield on such bonds rose to around 2.7% as of March 31, 2018 from around 2.4% as of March 31, 2017. This improvement was substantially offset by net losses on trading account securities as equity prices declined in Japan towards the end of the fiscal year ended March 31, 2019.

Net investment securities gains (losses)

Net investment securities losses were ¥252.3 billion for the fiscal year ended March 31, 2019, compared to net investment securities gains of ¥286.9 billion for the fiscal year ended March 31, 2018. This was mainly due to ¥355.8 billion of net losses from marketable equity securities recorded as a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018. Under this guidance, equity securities are measured at fair value, and the unrealized gains (losses), or holding gains (losses), on such securities are reported as net investment securities gains (losses) in our consolidated statements of income. This new guidance is not applied retrospectively to the fiscal year ended March 31, 2018. Prior to adoption, such unrealized gains (losses) were reflected in other comprehensive income. For more information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The net losses from marketable equity securities for the fiscal year ended March 31, 2019 reflected lower equity prices in Japan. The net losses from marketable equity securities also included smaller net gains on sales of marketable equity securities.

Net equity in earnings of equity method investees

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2019 was ¥209.7 billion, compared to ¥228.0 billion for the previous fiscal year, reflecting lower earnings of our equity method investees, including Morgan Stanley.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,
	2018	2019
	(in billions)
Salaries and employee benefits(1)	¥1,165.4	¥1,175.4
Occupancy expenses—net	179.1	179.8
Fees and commissions expenses	297.8	313.7
Outsourcing expenses, including data processing	276.2	275.1
Depreciation of premises and equipment	96.2	98.9
Amortization of intangible assets	234.4	235.1
Impairment of intangible assets	21.9	118.1
Insurance premiums, including deposit insurance	91.8	93.8
Communications	58.1	59.2
Taxes and public charges	90.2	95.4
Impairment of goodwill	—	—
Provision for (reversal of) off-balance sheet credit instruments	(96.1)	38.5
Other non-interest expenses(1)	329.4	302.5

Total non-interest expense	¥2,744.4	¥2,985.5

Note:

(1)	As a result of our adoption of new guidance on the presentation of net periodic pension cost and net periodic postretirement benefit cost on April 1, 2018 on a retrospective basis, the service cost component continues to be presented in Salaries and employee benefits while other components of net pension benefit or cost (e.g., interest cost on projected benefit obligation, actual return on plan assets, amortization of prior service cost) are now presented in Other non-interest expenses. For more information, see Notes 1 and 13 to our consolidated financial statements included elsewhere in this Annual Report.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Non-interest expense increased ¥241.1 billion to ¥2,985.5 billion for the fiscal year ended March 31, 2019 from ¥2,744.4 billion for the previous fiscal year. Major factors affecting this increase are discussed below.

Impairment of intangible assets

Impairment of intangible assets increased ¥96.2 billion to ¥118.1 billion. This was primarily attributable to ¥116.1 billion of impairment losses on system integration-related assets of Mitsubishi UFJ NICOS as we fundamentally revised our system integration plan, comprehensively taking into account the scale of, the complexity of, and the degree of difficulty in, developing the system and responding to rapid changes in payments market in an appropriate manner. For further discussion of impairment on intangible assets, see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report. See also “Item 3.D. Key Information-Risk Factors-Risks Related to Our Business-Our operations are highly dependent on our information, communications and transaction management systems and are subject to an increasing risk of cyber-attacks and other information security threats and to changes in the business and regulatory environment.”

Provision for (reversal of) off-balance sheet credit instruments

We recorded ¥38.5 billion of provision for off-balance sheet credit instruments for the fiscal year ended March 31, 2019, compared to ¥96.1 billion of reversal for the previous fiscal year. This was primarily because a large domestic borrower in the services industry, in whose favor we have provided guarantees in substantial amounts, began to experience financial difficulty due to a delay of a plant construction project in the United States.

Income Tax Expense

The following table shows a summary of our income tax expense for the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,
	2018	2019
	(in billions, except percentages)
Income before income tax expense	¥1,661.8	¥870.8
Income tax expense	407.8	133.2
Effective income tax rate	24.5%	15.3%
Combined normal effective statutory tax rate	30.6%	30.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2018 and 2019 are summarized as follows:

	Fiscal years ended March 31,
	2018	2019
Combined normal effective statutory tax rate	30.6%	30.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.2	0.5
Impairment of goodwill	—	—
Foreign tax credit and payments	(1.7)	(3.3)
Lower tax rates applicable to income of subsidiaries	(0.4)	(2.5)
Change in valuation allowance	(3.0)	(1.4)
Nontaxable dividends received	(2.0)	(9.1)
Undistributed earnings of subsidiaries	0.7	0.6
Tax and interest expense for uncertainty in income taxes	0.0	0.6
Noncontrolling interest income	0.1	0.2
Effect of changes in tax laws	(0.6)	0.0
Other—net	0.6	(0.9)

Effective income tax rate	24.5%	15.3%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% and 30.6% for the fiscal years ended March 31, 2018 and 2019. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.

Fiscal Year Ended March 31, 2019

The effective income tax rate for the fiscal year ended March 31, 2019 was 15.3%, which was 15.3 percentage points lower than the combined normal effective statutory rate of 30.6%. This primarily reflected our receipt of nontaxable dividends, which resulted in a decrease of ¥79.6 billion in income tax expense and a decrease of 9.1 percentage points in the effective income tax rate for the fiscal year ended March 31, 2019. Under

Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was foreign tax credit, which resulted in a decrease of ¥28.5 billion in income tax expense and a decrease of 3.3 percentage points in the effective income tax rate for the fiscal year ended March 31, 2019.

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

Net income (loss) attributable to noncontrolling interests

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

We recorded ¥19.0 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2019, compared to ¥25.8 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected decrease in net income of Mitsubishi UFJ Morgan Stanley Securities.

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

Starting this fiscal year ended March 31, 2019, as part of our current medium-term business plan, we have reorganized our business groups in an effort to further integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently. We make and execute unified group-

wide strategies based on customer characteristics and the nature of business and have accordingly integrated the operations of our group companies into six business groups—Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, and Global Markets. Our reporting segments consist of these six business groups, which serve as the core sources of our revenue, as well as “Other,” which represents the operations that are not covered under the six core business groups and the elimination of duplicated amounts of net revenues among business segments, as further described below.

The following is a brief explanation of our business segments for the fiscal year ended March 31, 2019:

Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.

Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies.

Global Corporate & Investment Banking Business Group—Covers the corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese large corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.

Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.

Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.

Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.

Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments was also reflected in Other.

Below we have restated our prior business segment information and relevant discussion to reflect the reorganization of our business groups described above and the transfer of corporate loan-related businesses of

Mitsubishi UFJ Trust and Banking to MUFG Bank in April 2018 and to enable comparison between the relevant amounts for the fiscal years ended March 31, 2017, 2018 and 2019.

For further information, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

The following tables set forth our business segment information for the fiscal years ended March 31, 2017, 2018 and 2019:

	Customer Business
Fiscal year ended March 31, 2017	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total(1)
	(in billions)
Net revenue	¥1,568.0	¥527.1	¥418.3	¥628.6	¥176.7	¥3,318.7	¥686.8	¥56.3	¥4,061.8
BK and TB(2):	817.0	446.9	275.6	(1.8)	72.7	1,610.4	491.5	88.6	2,190.5
Net interest income	482.0	143.8	107.3	(1.7)	—	731.4	291.0	199.4	1,221.8
Net fees	300.6	245.0	177.3	—	72.7	795.6	(8.2)	(98.8)	688.6
Other	34.4	58.1	(9.0)	(0.1)	—	83.4	208.7	(12.0)	280.1
Other than BK and TB	751.0	80.2	142.7	630.4	104.0	1,708.3	195.3	(32.3)	1,871.3
Operating expenses	1,234.1	290.0	236.0	435.8	114.7	2,310.6	217.4	162.3	2,690.3

Operating profit (loss)	¥333.9	¥237.1	¥182.3	¥192.8	¥62.0	¥1,008.1	¥469.4	¥(106.0)	¥1,371.5

Notes:

(1)	In accordance with internal management accounting rules and practices, the transfer of corporate loan-related businesses of Mitsubishi UFJ Trust and Banking to MUFG Bank in April 2018 resulted in a decrease of the total operating profit by ¥24.3 billion for the fiscal year ended March 31, 2017.
(2)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2018	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total(1)
	(in billions)
Net revenue	¥1,584.3	¥522.6	¥378.6	¥666.3	¥190.4	¥3,342.2	¥565.2	¥10.7	¥3,918.1
BK and TB(2):	785.9	439.8	246.3	(3.5)	83.8	1,552.3	368.6	109.0	2,029.9
Net interest income	465.8	150.7	95.2	(3.4)	—	708.3	182.0	229.4	1,119.7
Net fees	288.4	233.2	153.1	—	83.8	758.5	(12.2)	(79.1)	667.2
Other	31.7	55.9	(2.0)	(0.1)	—	85.5	198.8	(41.3)	243.0
Other than BK and TB	798.4	82.8	132.3	669.8	106.6	1,789.9	196.6	(98.3)	1,888.2
Operating expenses	1,227.6	295.6	242.8	463.6	119.4	2,349.0	225.7	142.8	2,717.5

Operating profit (loss)	¥356.7	¥227.0	¥135.8	¥202.7	¥71.0	¥993.2	¥339.5	¥(132.1)	¥1,200.6

Notes:

(1)	In accordance with internal management accounting rules and practices, the transfer of corporate loan-related businesses of Mitsubishi UFJ Trust and Banking to MUFG Bank in April 2018 resulted in a decrease of the total operating profit by ¥23.5 billion for the fiscal year ended March 31, 2018.
(2)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2019	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,521.6	¥541.5	¥399.7	¥706.9	¥203.0	¥3,372.7	¥472.5	¥(32.8)	¥3,812.4
BK and TB(1):	738.6	421.6	266.6	(1.4)	93.2	1,518.6	303.9	38.5	1,861.0
Net interest income	460.4	152.1	113.6	(1.4)	—	724.7	183.1	237.4	1,145.2
Net fees	243.9	213.1	152.4	—	93.2	702.6	(14.2)	(67.5)	620.9
Other	34.3	56.4	0.6	—	—	91.3	135.0	(131.4)	94.9
Other than BK and TB	783.0	119.9	133.1	708.3	109.8	1,854.1	168.6	(71.3)	1,951.4
Operating expenses	1,222.8	291.8	247.0	486.5	124.6	2,372.7	221.3	146.1	2,740.1

Operating profit (loss)	¥298.8	¥249.7	¥152.7	¥220.4	¥78.4	¥1,000.0	¥251.2	¥(178.9)	¥1,072.3

Note:

(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Retail & Commercial Banking Business Group

Net revenue of the Retail & Commercial Banking Business Group decreased ¥62.7 billion to ¥1,521.6 billion for the fiscal year ended March 31, 2019 from ¥1,584.3 billion for the fiscal year ended March 31, 2018. The Retail & Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement, consumer financing, real estate and stock transfer services for Japanese domestic individual and small to medium-sized corporate customers. The decrease in net revenue was mainly due to a decrease in investment products sales reflecting weaker retail customer demand for investment products under unfavorable market conditions. The decrease was partially offset by higher payment processing fees from the credit card business and higher fees from the consumer finance business as credit card use and consumer lending grew in Japan.

Operating expenses of the Retail & Commercial Banking Business Group decreased ¥4.8 billion to ¥1,222.8 billion for the fiscal year ended March 31, 2019 from ¥1,227.6 billion for the fiscal year ended March 31, 2018. The decrease primarily resulted from our cost reduction measures, partially offset by higher expenses relating to the “Channel Strategy and Business Process Re-engineering” project pursuant to our current medium-term business plan and the system integration for our consumer finance business.

As a result, operating profit of the Retail & Commercial Banking Business Group decreased ¥57.9 billion to ¥298.8 billion for the fiscal year ended March 31, 2019 from ¥356.7 billion for the fiscal year ended March 31, 2018.

Japanese Corporate & Investment Banking Business Group

Net revenue of the Japanese Corporate & Investment Banking Business Group increased ¥18.9 billion to ¥541.5 billion for the fiscal year ended March 31, 2019 from ¥522.6 billion for the fiscal year ended March 31, 2018. The Japanese Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers. The increase in net revenue was mainly due to higher net interest income from foreign currency-denominated loans and deposits reflecting higher interest rate spreads on such loans and deposits and larger balances of such deposits as well as higher fees and commissions from the investment banking business relating to M&A and IPO transactions.

Operating expenses of the Japanese Corporate & Investment Banking Business Group decreased ¥3.8 billion to ¥291.8 billion for the fiscal year ended March 31, 2019 from ¥295.6 billion for the fiscal year ended March 31, 2018. The decrease mainly reflected the results of our cost reduction measures.

As a result, operating profit of the Japanese Corporate & Investment Banking Business Group increased ¥22.7 billion to ¥249.7 billion for the fiscal year ended March 31, 2019 from ¥227.0 billion for the fiscal year ended March 31, 2018.

Global Corporate & Investment Banking Business Group

Net revenue of the Global Corporate & Investment Banking Business Group increased ¥21.1 billion to ¥399.7 billion for the fiscal year ended March 31, 2019 from ¥378.6 billion for the fiscal year ended March 31, 2018. The Global Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions for large non-Japanese corporate and institutional customers outside Japan. The increase in net revenue was mainly attributable to larger balances of loans and a decline in foreign currency-denominated mid- to long term funding costs as well as the closings of several large event-driven financing deals in the Americas and the Asia and Oceania region.

Operating expenses of the Global Corporate & Investment Banking Business Group increased ¥4.2 billion to ¥247.0 billion for the fiscal year ended March 31, 2019 from ¥242.8 billion for the fiscal year ended March 31, 2018. The increase was mainly attributable to higher expenses for system development and global financial regulatory compliance purposes.

As a result, operating profit of the Global Corporate & Investment Banking Business Group increased ¥16.9 billion to ¥152.7 billion for the fiscal year ended March 31, 2019 from ¥135.8 billion for the fiscal year ended March 31, 2018.

Global Commercial Banking Business Group

Net revenue of the Global Commercial Banking Business Group increased ¥40.6 billion to ¥706.9 billion for the fiscal year ended March 31, 2019 from ¥666.3 billion for the fiscal year ended March 31, 2018. The Global Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized corporate customers of MUFG Union Bank and Krungsri. The increase in net revenue was mainly due to higher net interest income reflecting an increase in Krungsri’s automobile loan portfolio. The increase in net revenue was also attributable to higher net interest income in MUFG Union Bank mainly reflecting an increase in its retail loan portfolio.

Operating expenses of the Global Commercial Banking Business Group increased ¥22.9 billion to ¥486.5 billion for the fiscal year ended March 31, 2019 from ¥463.6 billion for the fiscal year ended March 31, 2018. The increase was mainly attributable to an increase in expenses in Krungsri primarily reflecting larger volumes of business. The increase in operating expenses was also attributable to an increase in expenses for IT system development projects in the United States.

As a result, operating profit of the Global Commercial Banking Business Group increased ¥17.7 billion to ¥220.4 billion for the fiscal year ended March 31, 2019 from ¥202.7 billion for the fiscal year ended March 31, 2018.

Asset Management & Investor Services Business Group

Net revenue of the Asset Management & Investor Services Business Group increased ¥12.6 billion to ¥203.0 billion for the fiscal year ended March 31, 2019 from ¥190.4 billion for the fiscal year ended March 31,

2018. The Asset Management & Investor Services Business Group’s net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The increase in net revenue was primarily attributable to higher fees from investor services both in and outside Japan, reflecting a larger balance of assets under management as we expanded our services to global fund customers and started to offer services for new domestic investment products. The increase in net revenue was also attributable to an increase in investment products sales to domestic corporate investors.

Operating expenses of the Asset Management & Investor Services Business Group increased ¥5.2 billion to ¥124.6 billion for the fiscal year ended March 31, 2019 from ¥119.4 billion for the fiscal year ended March 31, 2018. The increase was mainly attributable to larger volumes of business.

As a result, operating profit of the Asset Management & Investor Services Business Group increased ¥7.4 billion to ¥78.4 billion for the fiscal year ended March 31, 2019 from ¥71.0 billion for the fiscal year ended March 31, 2018.

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥92.7 billion to ¥472.5 billion for the fiscal year ended March 31, 2019 from ¥565.2 billion for the fiscal year ended March 31, 2018. This was mainly due to lower net revenue from the asset and liability management operations, primarily reflecting tighter spreads between long-term and short-term interest rates in the United States as well as lower realized gains on sales of Japanese government bonds. In the fiscal year ended March 31, 2018, we recorded relatively higher realized gains on sales of Japanese government bonds executed in larger volumes in anticipation of greater fluctuations in interest rates in Japan. The decrease in net revenue was also attributable to a decline in customer business reflecting lower volatility in the bond and equity markets.

Operating expenses of the Global Markets Business Group decreased ¥4.4 billion to ¥221.3 billion for the fiscal year ended March 31, 2019 from ¥225.7 billion for the fiscal year ended March 31, 2018. This decrease primarily reflected the results of our cost reduction measures, partially offset by an increase in expenses for financial regulatory compliance purposes.

As a result, operating profit of the Global Markets Business Group decreased ¥88.3 billion to ¥251.2 billion for the fiscal year ended March 31, 2019 from ¥339.5 billion for the fiscal year ended March 31, 2018.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Retail & Commercial Banking Business Group

Net revenue of the Retail & Commercial Banking Business Group increased ¥16.3 billion to ¥1,584.3 billion for the fiscal year ended March 31, 2018 from ¥1,568.0 billion for the fiscal year ended March 31, 2017. The Retail & Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement, consumer financing, real estate and stock transfer services for Japanese domestic individual and small to medium-sized corporate customers. The increase in net revenue was mainly due to an increase in payment processing fees and an increase in fees from the consumer finance business, reflecting growth in the volume of cashless payments. The increase in net revenue was also attributable to an increase in fees and commissions on sales of securities primarily due to stronger customer demand in response to the rising trend in equity prices. These increases in net revenues were partially offset by the lower net revenue related to operations funded by deposits due to tighter interest rate spreads in the near-zero interest rate environment in Japan.

Operating expenses of the Retail & Commercial Banking Business Group decreased ¥6.5 billion to ¥1,227.6 billion for the fiscal year ended March 31, 2018 from ¥1,234.1 billion for the fiscal year ended March 31, 2017, mainly resulting from our cost reduction measures.

As a result, operating profit of the Retail & Commercial Banking Business Group increased ¥22.8 billion to ¥356.7 billion for the fiscal year ended March 31, 2018 from ¥333.9 billion for the fiscal year ended March 31, 2017.

Japanese Corporate & Investment Banking Business Group

Net revenue of the Japanese Corporate & Investment Banking Business Group decreased ¥4.5 billion to ¥522.6 billion for the fiscal year ended March 31, 2018 from ¥527.1 billion for the fiscal year ended March 31, 2017. The Japanese Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers. The lower net revenue mainly reflected a decrease in fee income from the sales of derivative instruments and lower net revenues from the M&A and underwriting businesses, mainly reflecting reduced corporate investment and financing activities due to uncertainties surrounding the financial market. The lower net revenue was also attributable to decreases in net interest income related to domestic operations funded by deposits and net revenue from loans to domestic corporate clients due to tighter interest rate spreads in the near-zero interest rate environment in Japan, which more than offset the increases in net interest income related to overseas operations funded by deposits and net revenue from loans to overseas corporate clients.

Operating expenses of the Japanese Corporate & Investment Banking Business Group increased ¥5.6 billion to ¥295.6 billion for the fiscal year ended March 31, 2018 from ¥290.0 billion for the fiscal year ended March 31, 2017. This increase was primarily due to the increased volume of overseas Japanese corporate business and higher expenses for global financial regulatory compliance purposes.

As a result, operating profit of the Japanese Corporate & Investment Banking Business Group decreased ¥10.1 billion to ¥227.0 billion for the fiscal year ended March 31, 2018 from ¥237.1 billion for the fiscal year ended March 31, 2017.

Global Corporate & Investment Banking Business Group

Net revenue of the Global Corporate & Investment Banking Business Group decreased ¥39.7 billion to ¥378.6 billion for the fiscal year ended March 31, 2018 from ¥418.3 billion for the fiscal year ended March 31, 2017. The Global Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions for large non- Japanese corporate and institutional customers outside Japan. The lower net revenue was mainly due to a decrease in the volume of M&A finance business in the United States as well as the application of stricter business acceptance criteria as part of our effort to improve profitability.

Operating expenses of the Global Corporate & Investment Banking Business Group increased ¥6.8 billion to ¥242.8 billion for the fiscal year ended March 31, 2018 from ¥236.0 billion for the fiscal year ended March 31, 2017, reflecting higher expenses for global financial regulatory compliance purposes.

As a result, operating profit of the Global Corporate & Investment Banking Business Group decreased ¥46.5 billion to ¥135.8 billion for the fiscal year ended March 31, 2018 from ¥182.3 billion for the fiscal year ended March 31, 2017.

Global Commercial Banking Business Group

Net revenue of the Global Commercial Banking Business Group increased ¥37.7 billion to ¥666.3 billion for the fiscal year ended March 31, 2018 from ¥628.6 billion for the fiscal year ended March 31, 2017. The Global Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized corporate customers of MUFG Union Bank and Krungsri. The higher net revenue was mainly due to an increase in net interest income reflecting an increase in Krungsri’s automobile and consumer finance loan portfolio.

Operating expenses of the Global Commercial Banking Business Group increased ¥27.8 billion to ¥463.6 billion for the fiscal year ended March 31, 2018 from ¥435.8 billion for the fiscal year ended March 31, 2017, reflecting higher expenses in Krungsri primarily due to increased business volume.

As a result, operating profit of the Global Commercial Banking Business Group increased ¥9.9 billion to ¥202.7 billion for the fiscal year ended March 31, 2018 from ¥192.8 billion for the fiscal year ended March 31, 2017.

Asset Management & Investor Services Business Group

Net revenue of the Asset Management & Investor Services Business Group increased ¥13.7 billion to ¥190.4 billion for the fiscal year ended March 31, 2018 from ¥176.7 billion for the fiscal year ended March 31, 2017. The Asset Management & Investor Services Business Group’s net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. Net revenue of the Trust Assets Business Group increased mainly due to an increase in income from the fund administration and custody services globally, reflecting the contributions of our recently acquired overseas subsidiaries.

Operating expenses of the Asset Management & Investor Services Business Group increased ¥4.7 billion to ¥119.4 billion for the fiscal year ended March 31, 2018 from ¥114.7 billion for the fiscal year ended March 31, 2017. This was mainly due to the expansion of our fund administration and custody businesses globally through acquisitions.

As a result, operating profit of the Asset Management & Investor Services Business Group increased ¥9.0 billion to ¥71.0 billion for the fiscal year ended March 31, 2018 from ¥62.0 billion for the fiscal year ended March 31, 2017.

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥121.6 billion to ¥565.2 billion for the fiscal year ended March 31, 2018 from ¥686.8 billion for the fiscal year ended March 31, 2017. This was mainly due to a decrease in net revenue from the asset liability management operations, primarily reflecting a decrease in realized gains on sales of foreign government bonds as well as a decrease in interest income due to the reduction of our foreign government bond portfolio and the flattening of the yield curve of U.S. Treasury bonds. The decrease in net revenue was also attributable to lower net revenue from the sales and trading business in Japan, reflecting the low volatility in interest rates.

Operating expenses of the Global Markets Business Group increased ¥8.3 billion to ¥225.7 billion for the fiscal year ended March 31, 2018 from ¥217.4 billion for the fiscal year ended March 31, 2017, reflecting higher expenses in our overseas securities subsidiaries primarily with larger volumes of sales and trading business as well as higher expenses for financial regulatory compliance purposes.

As a result, operating profit of the Global Markets Business Group decreased ¥129.9 billion to ¥339.5 billion for the fiscal year ended March 31, 2018 from ¥469.4 billion for the fiscal year ended March 31, 2017.

Geographic Segment Analysis

The table below sets forth our total revenue, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended

March 31, 2018 and 2019. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. In general, we have allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by our foreign operations to the relevant foreign geographical areas. Certain charges, such as most impairment charges on goodwill, are recognized as domestic expenses. For further information, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2018	2019
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥2,127.3	¥1,886.4

Foreign:
United States of America	1,337.5	1,637.6
Europe	506.2	222.3
Asia/Oceania excluding Japan	780.0	1,157.9
Other areas(1)	443.1	504.4

Total foreign	3,066.8	3,522.2

Total	¥5,194.1	¥5,408.6

Income (loss) before income tax expense (benefit):
Domestic	¥439.9	¥(317.7)

Foreign:
United States of America	493.7	624.6
Europe	332.5	48.3
Asia/Oceania excluding Japan	128.9	265.2
Other areas(1)	266.8	250.4

Total foreign	1,221.9	1,188.5

Total	¥1,661.8	¥870.8

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥140.1	¥(345.1)

Foreign:
United States of America	447.9	573.7
Europe	322.6	50.9
Asia/Oceania excluding Japan	92.0	214.5
Other areas(1)	225.6	224.6

Total foreign	1,088.1	1,063.7

Total	¥1,228.2	¥718.6

Note:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Domestic net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2019 was ¥345.1 billion, compared to domestic net income attributable to Mitsubishi UFJ Financial Group of ¥140.1 billion for the fiscal year ended March 31, 2018. This was mainly attributable to investment securities losses recorded as a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, mainly reflecting lower equity prices in Japan.

Foreign net income attributable to Mitsubishi UFJ Financial Group decreased ¥24.4 billion to ¥1,063.7 billion for the fiscal year ended March 31, 2019 from ¥1,088.1 billion for the fiscal year ended March 31, 2018. The decrease in foreign net income was mainly due to lower net trading account profits and lower foreign exchange gains in Europe, partially offset by higher net income in the United States and Asia/Oceania excluding Japan.

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

The average exchange rate for the fiscal year ended March 31, 2019 was ¥110.91 per U.S.$1.00, compared to the average exchange rate of ¥110.85 per U.S.$1.00 for the previous fiscal year. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2018 was ¥110.43 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2017 of ¥112.19 per U.S.$1.00.

The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of decreasing total revenue by ¥21.6 billion, net interest income by ¥9.3 billion and income before income tax expense by ¥5.4 billion, respectively, for the fiscal year ended March 31, 2019.

B.	Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets as of March 31, 2019 were ¥305,228.9 billion, an increase of ¥4,658.6 billion from ¥300,570.3 billion as of March 31, 2018. The increase in total assets mainly reflected an increase in trading account assets of ¥5,389.9 billion and an increase in receivables under resale agreements of ¥5,248.8 billion, which were partially offset by a decrease in receivables under securities borrowing transactions of ¥6,510.2 billion.

The following table shows our total assets as of March 31, 2018 and 2019 by geographic region based principally on the domicile of the obligors:

	As of March 31,
	2018	2019
	(in billions)
Japan	¥196,121.5	¥194,070.5
Foreign:
United States	44,831.7	49,987.4
Europe	22,342.6	21,535.3
Asia/Oceania excluding Japan	27,163.1	27,993.0
Other areas(1)	10,111.4	11,642.7

Total foreign	104,448.8	111,158.4

Total	¥300,570.3	¥305,228.9

Note:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the exchange rates of the Japanese yen against the U.S. dollar and other foreign currencies. Foreign assets are denominated primarily in the U.S. dollar. The Japanese yen amount of foreign currency-denominated assets increases as major foreign currencies appreciate against the Japanese yen. For example, as of March 31, 2019, the exchange rate was ¥110.99 per U.S.$1.00, as compared with ¥106.24 as of March 31, 2018. This depreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2018 and March 31, 2019 resulted in a ¥768.6 billion increase in the Japanese yen amount of our total assets as of March 31, 2019.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2018 and 2019, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	As of March 31,
	2018	2019
	(in billions)
Domestic:
Manufacturing	¥10,876.6	¥11,154.0
Construction	781.3	717.7
Real estate	11,763.8	11,706.4
Services	2,689.1	2,653.2
Wholesale and retail	7,989.1	7,643.4
Banks and other financial institutions(1)	4,818.4	5,213.0
Communication and information services	1,551.5	1,510.6
Other industries	8,939.3	8,756.5
Consumer	16,287.3	15,802.0

Total domestic	65,696.4	65,156.8

Foreign:
Governments and official institutions	920.5	841.7
Banks and other financial institutions(1)	12,851.6	11,641.4
Commercial and industrial	30,591.2	31,951.1
Other	7,270.9	7,597.5

Total foreign	51,634.2	52,031.7

Unearned income, unamortized premium—net and deferred loan fees—net	(294.7)	(304.6)

Total(2)	¥117,035.9	¥116,883.9

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥226.9 billion and ¥291.8 billion as of March 31, 2018 and 2019, respectively, which are carried at the lower of cost or fair value.

Loans are one of our main uses of funds. For the fiscal year ended March 31, 2019, the average balance of loans was ¥118,102.2 billion, accounting for 48.9% of the average total interest-earning assets, compared to ¥117,765.1 billion, representing 49.3% of the average total interest-earning assets, for the previous fiscal year. As of March 31, 2019, our total loans were ¥116,883.9 billion, accounting for 38.3% of total assets, compared to ¥117,035.9 billion, accounting for 38.9% of total assets as of March 31, 2018. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, between March 31, 2018 and March 31, 2019, domestic loans decreased from 56.0% to 55.6%, while foreign loans increased from 44.0% to 44.4%.

Our domestic loan balance decreased ¥539.6 billion, or 0.8%, between March 31, 2018 and March 31, 2019. This was mainly due to a decrease in residential loans, which are included in the consumer category in the above table, as repayments exceeded newly extended loans.

Our foreign loan balance increased ¥397.5 billion, or 0.8%, between March 31, 2018 and March 31, 2019. This was primarily due to increased lending activity in the United States and Asia excluding Japan where economic conditions continued to improve at a moderate pace. In particular, larger volumes of retail, consumer and residential loans in MUFG Union Bank and automobile loans in Krungsri contributed to the increase in the foreign loan balance.

Particularly, retail, consumer and residential loans in MUFG Americas Holdings and automobile loans in Krungsri were attributable to growth of foreign loan balance.

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2018 and 2019:

As of March 31, 2018:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥49,050.3	¥1,691.0	¥271.4	¥51,012.7
Manufacturing	10,215.5	596.7	57.7	10,869.9
Construction	727.9	43.7	9.1	780.7
Real estate	11,379.3	279.9	32.7	11,691.9
Services	2,467.5	175.8	24.1	2,667.4
Wholesale and retail	7,518.4	374.7	77.9	7,971.0
Banks and other financial institutions	4,800.3	10.9	1.1	4,812.3
Communication and information services	1,491.1	48.2	11.9	1,551.2
Other industries	8,780.5	120.5	37.0	8,938.0
Consumer	1,669.8	40.6	19.9	1,730.3
Foreign-excluding MUFG Americas Holdings and Krungsri	36,049.1	569.1	108.3	36,726.5
Loans acquired with deteriorated credit quality	12.0	11.7	3.6	27.3

Total	¥85,111.4	¥2,271.8	¥383.3	¥87,766.5

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,012.9	¥67.3	¥14,080.2
Card	¥528.1	¥61.7	¥589.8

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,360.5	¥14.2	¥4,509.1	¥59.9	¥116.8	¥9,060.5

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥5,284.1	¥198.5	¥123.1	¥5,605.7

As of March 31, 2019:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥49,392.0	¥1,242.1	¥217.7	¥50,851.8
Manufacturing	10,819.6	279.9	47.9	11,147.4
Construction	672.1	37.2	7.9	717.2
Real estate	11,403.6	222.8	22.5	11,648.9
Services	2,436.4	174.8	20.0	2,631.2
Wholesale and retail	7,240.8	329.3	68.7	7,638.8
Banks and other financial institutions	5,199.9	7.6	0.9	5,208.4
Communication and information services	1,465.7	34.5	10.2	1,510.4
Other industries	8,610.5	119.6	24.9	8,755.0
Consumer	1,543.4	36.4	14.7	1,594.5
Foreign-excluding MUFG Americas Holdings and Krungsri	35,418.2	562.9	112.1	36,093.2
Loans acquired with deteriorated credit quality	11.7	10.8	3.8	26.3

Total	¥84,821.9	¥1,815.8	¥333.6	¥86,971.3

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥13,661.8	¥66.3	¥13,728.1
Card	¥516.9	¥61.6	¥578.5

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,752.1	¥15.5	¥4,699.7	¥51.9	¥88.4	¥9,607.6

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥5,682.2	¥199.1	¥129.2	¥6,010.5

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUFG Americas Holdings do not include FDIC covered loans and small business loans which are not individually rated totaling ¥0.9 billion and ¥0.7 billion as of March 31, 2018 and 2019, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

The accrual status is a primary credit quality indicator for loans within the Residential segment and the Card segment as well as consumer loans within the MUFG Americas Holdings segment. The accrual status of these loans is determined based on the number of delinquent payments.

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

Loans within the Krungsri segment are categorized as Normal, Special Mention, and Substandard, which is further divided into Substandard, Doubtful and Doubtful of Loss, primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have overdue principal repayments or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have overdue principal repayments or interest payments for a cumulative period exceeding three months, commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUFG Americas Holdings and Krungsri segments, credit quality indicators are generally based on information as of December 31.

Allowance for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2018 and 2019:

Fiscal year ended March 31, 2018:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥900.7	¥67.3	¥30.2	¥73.7	¥110.3	¥1,182.2
Provision for (reversal of) credit losses	(297.4)	(22.3)	23.4	(9.3)	64.8	(240.8)
Charge-offs	134.8	3.8	22.7	14.7	56.1	232.1
Recoveries	25.0	1.3	1.2	6.1	17.5	51.1

Net charge-offs	109.8	2.5	21.5	8.6	38.6	181.0
Others(1)	(2.4)	—	—	(2.0)	8.1	3.7

Balance at end of fiscal year	¥491.1	¥42.5	¥32.1	¥53.8	¥144.6	¥764.1

Fiscal year ended March 31, 2019:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥491.1	¥42.5	¥32.1	¥53.8	¥144.6	¥764.1
Provision for (reversal of) credit losses	(43.9)	(4.5)	23.9	9.3	49.5	34.3
Charge-offs	76.6	0.3	24.3	13.2	59.6	174.0
Recoveries	17.5	0.9	0.9	3.7	21.1	44.1

Net charge-offs	59.1	(0.6)	23.4	9.5	38.5	129.9
Others(1)	1.5	—	—	(1.0)	(10.8)	(10.3)

Balance at end of fiscal year	¥389.6	¥38.6	¥32.6	¥52.6	¥144.8	¥658.2

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2018 and 2019 are shown below:

As of March 31, 2018:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥414.8	¥16.6	¥21.2	¥7.7	¥29.4	¥489.7
Collectively evaluated for impairment	64.3	24.7	10.9	45.6	115.2	260.7
Loans acquired with deteriorated credit quality	12.0	1.2	0.0	0.5	0.0	13.7

Total	¥491.1	¥42.5	¥32.1	¥53.8	¥144.6	¥764.1

Loans:
Individually evaluated for impairment	¥978.0	¥110.2	¥66.9	¥82.5	¥84.1	¥1,321.7
Collectively evaluated for impairment	86,761.2	13,961.3	512.5	8,963.7	5,515.4	115,714.1
Loans acquired with deteriorated credit quality	27.3	8.7	10.4	15.2	6.2	67.8

Total(1)	¥87,766.5	¥14,080.2	¥589.8	¥9,061.4	¥5,605.7	¥117,103.6

As of March 31, 2019:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥313.0	¥14.1	¥21.8	¥8.3	¥28.3	¥385.5
Collectively evaluated for impairment	63.3	23.4	10.8	44.3	116.5	258.3
Loans acquired with deteriorated credit quality	13.3	1.1	0.0	0.0	0.0	14.4

Total	¥389.6	¥38.6	¥32.6	¥52.6	¥144.8	¥658.2

Loans:
Individually evaluated for impairment	¥880.0	¥102.9	¥64.8	¥69.8	¥83.2	¥1,200.7
Collectively evaluated for impairment	86,065.0	13,617.8	510.4	9,527.3	5,921.4	115,641.9
Loans acquired with deteriorated credit quality	26.3	7.4	3.3	11.2	5.9	54.1

Total(1)	¥86,971.3	¥13,728.1	¥578.5	¥9,608.3	¥6,010.5	¥116,896.7

Note:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

We recorded ¥34.3 billion of provision for credit losses for the fiscal year ended March 31, 2019, compared to ¥240.8 billion of reversal of credit losses for the previous fiscal year. Our total allowance for credit losses as of March 31, 2019 was ¥658.2 billion, a decrease of ¥105.9 billion from ¥764.1 billion as of March 31, 2018. The total allowance for credit losses represented 0.56% of the total loan balance as of March 31, 2019, compared to 0.65% as of March 31, 2018. Significant trends in each portfolio segment are discussed below.

Commercial segment—We recorded ¥43.9 billion of reversal of credit losses for the fiscal year ended March 31, 2019, compared to ¥297.4 billion of reversal of credit losses for the previous fiscal year. The overall credit quality of domestic borrowers remained on an improving trend, though to a lesser extent, as their financial performance was positively affected by the continued gradual recovery of economic conditions in Japan. The reversal for the fiscal year ended March 31, 2019 reflected an improvement in the financial condition and the projected cash flows of a large borrower in the domestic electronics manufacturing industry. In addition, the financial performance of foreign borrowers particularly in the oil and gas sector that previously experienced deteriorated repayment ability improved as oil and other commodities prices were stabilizing. The financial performance of a broader number of small and medium-sized borrowers in the domestic manufacturing industry also improved due to the continued gradual recovery of economic conditions in Japan. As a result, the ratio of loans classified as Close Watch to total loans decreased to 2.09% as of March 31, 2019 from 2.59% as of March 31, 2018, and the ratio of loans classified as Likely to become Bankrupt and Legally/Virtually Bankrupt to total loans decreased to 0.38% as of March 31, 2019 from 0.44% as of March 31, 2018. The total allowance for credit losses for this segment represented 0.45% of the segment’s total loan balance as of Mach 31, 2019, compared to 0.56% as of March 31, 2018.

Residential segment—We recorded ¥4.5 billion of reversal of credit losses for the fiscal year ended March 31, 2019, compared to ¥22.3 billion of reversal of credit losses for the previous fiscal year. The stable domestic corporate environment in recent periods has generally contributed to higher income for residential borrowers, resulting in an overall improvement, though to a lesser extent compared to the previous fiscal year, in the credit quality of this segment. The ratio of loans classified as Nonaccrual to total loans in the segment was 0.48% as of March 31, 2019, unchanged from March 31, 2018. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.28% as of March 31, 2019 from 0.30% as of March 31, 2018.

Card segment—We recorded ¥23.9 billion of provision for credit losses for the fiscal year ended March 31, 2019, compared to ¥23.4 billion of the provision for credit losses for the previous fiscal year. The increase in provision for credit losses primarily reflected an increase in default borrowers who filed for bankruptcy as part of their debt workout efforts. Although the stable corporate environment in recent periods positively affected some individual borrowers, the positive trends did not meaningfully affect our consumer loan borrowers and, in some cases, the corporate efficiencies negatively affected some of our consumer loan borrowers. As a result, the ratio of loans classified as Nonaccrual to the total loans in the segment increased to 10.65% as of March 31, 2019, from 10.46% as of March 31, 2018. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 5.63% as of March 31, 2019 from 5.45% as of March 31, 2018.

MUFG Americas Holdings segment—We recorded ¥9.3 billion of provision for credit losses for the fiscal year ended March 31, 2019, compared to ¥9.3 billion of reversal of credit losses for the previous fiscal year. The provision for credit losses mainly reflected the bankruptcy filing of a large borrower in the electric power industry whose financial condition deteriorated as a result of becoming liable for damages caused by wild fires. The reversal of credit losses for the previous fiscal year reflected the improved credit quality of the oil and gas loan portfolio. As the total loan balance increased, the ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment decreased to 1.62% as of March 31, 2019 from 2.11% as of March 31, 2018. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.55% as of March 31, 2019 from 0.59% as of March 31, 2018.

Krungsri segment—We recorded ¥49.5 billion of provision for credit losses for the fiscal year ended March 31, 2019, compared to ¥64.8 billion of provision for credit losses for the previous fiscal year. The smaller provision for credit losses mainly reflected the improved credit quality of the small and medium-sized enterprise loan portfolio where gradually stabilizing economic conditions in Thailand resulted in fewer borrowers experiencing deterioration in their financial performance. The ratio of loans classified as Special Mention or below to total loans in the segment decreased to 5.46% as of March 31, 2019 from 5.74% as of March 31, 2018. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 2.41% as of March 31, 2019 from 2.58% as of March 31, 2018.

When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of income to maintain the allowance for credit losses at a level management deems appropriate.

Although we reversed allowance for credit losses in recent periods, we have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.”

Allowance policy

We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for credit losses into five portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri.

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

During the fiscal year ended March 31, 2019, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.

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

The allowance for credit losses on off-balance sheet credit instruments was ¥119.3 billion as of March 31, 2019, an increase of ¥37.6 billion from ¥81.7 billion as of March 31, 2018. This increase was primarily because a large domestic borrower in the services industry, in whose favor we have provided guarantees in substantial amounts, began to experience financial difficulty due to a delay of a plant construction project in the United States.

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

Nonaccrual loans

The following table shows information about the nonaccrual status of loans by class as of March 31, 2018 and 2019:

	As of March 31,
	2018	2019
	(in billions)
Commercial
Domestic	¥333.0	¥272.8
Manufacturing	77.2	65.9
Construction	10.8	9.8
Real estate	33.3	23.2
Services	30.7	26.2
Wholesale and retail	108.2	94.5
Banks and other financial institutions	1.1	0.9
Communication and information services	13.8	12.0
Other industries	37.6	25.4
Consumer	20.3	14.9
Foreign-excluding MUFG Americas Holdings and Krungsri	109.5	111.0
Residential	69.5	68.5
Card	61.4	61.4
MUFG Americas Holdings	52.3	46.5
Krungsri	121.2	127.5

Total(1)	¥746.9	¥687.7

Note:

(1)	The above table does not include loans held for sale of ¥0.1 billion and ¥12.7 billion as of March 31, 2018 and 2019, respectively, and loans acquired with deteriorated credit quality of ¥6.7 billion and ¥6.3 billion as of March 31, 2018 and 2019, respectively.

Total nonaccrual loans decreased ¥59.2 billion between March 31, 2018 and March 31, 2019. Significant trends in each portfolio segment are discussed below.

Commercial segment—Nonaccrual loans in the domestic commercial category decreased ¥60.2 billion between March 31, 2018 and March 31, 2019. As economic conditions gradually improved in Japan, the amount of loans transferred from accrual status to nonaccrual status decreased. In addition, nonaccrual loans outstanding to medium-sized corporate borrowers decreased, primarily due to repayments and charge-offs. On the other hand, nonaccrual loans in the foreign excluding MUFG Americas Holdings and Krungsri category increased ¥1.5 billion primarily reflecting the deteriorated financial condition of some large borrowers who belong to the electric power industry and the construction industry, partially offset by the transfer to accrual status, or repayments, of loans outstanding to some borrowers in the oil, gas and natural resources sector.

Residential segment—Nonaccrual loans in the segment decreased ¥1.0 billion between March 31, 2018 and March 31, 2019 primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers who became current with their interest payments as the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. In addition, our efforts to work with borrowers on their loan obligations contributed to the reduction in nonaccrual loans.

Card segment—Nonaccrual loans in the segment remained at the same level between March 31, 2018 and March 31, 2019. Some of our consumer loan borrowers were negatively affected by increased corporate efficiencies, resulting in an increase in nonaccrual loans. However, this increase was offset by the write-offs of loans to borrowers who filed for bankruptcy.

MUFG Americas Holdings segment—Nonaccrual loans in the segment decreased ¥5.8 billion between March 31, 2018 and March 31, 2019. This was mainly due to repayments of loans outstanding to, and the improved repayment ability of, some borrowers in the oil and gas sector that were positively affected by stable oil and gas prices.

Krungsri segment—Nonaccrual loans in the segment increased ¥6.3 billion between March 31, 2018 and March 31, 2019. The increase mainly reflected the expansion of the automobile loan portfolio despite the improved credit quality of the small and medium-sized enterprise loan portfolio where gradually stabilizing economic conditions in Thailand resulted in fewer borrowers experiencing deterioration in their financial performance.

Troubled debt restructurings

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2018 and 2019:

	As of March 31,
	2018	2019
	(in billions)
Commercial(1)
Domestic	¥482.6	¥445.4
Manufacturing	320.7	311.9
Construction	7.4	4.6
Real estate	33.3	27.7
Services	24.0	17.1
Wholesale and retail	70.1	69.4
Banks and other financial institutions	0.0	0.1
Communication and information services	12.8	3.8
Other industries	9.7	6.4
Consumer	4.6	4.4
Foreign-excluding MUFG Americas Holdings and Krungsri	54.2	51.7
Residential(1)	40.7	34.4
Card(2)	67.3	65.0
MUFG Americas Holdings(2)	65.4	48.1
Krungsri(2)	54.0	63.0

Total	¥764.2	¥707.6

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2018 and 2019 are nonaccrual TDRs as follows: ¥38.8 billion and ¥38.8 billion—Card; ¥26.0 billion and ¥15.0 billion—MUFG Americas Holdings; and ¥24.9 billion and ¥31.1 billion—Krungsri, respectively.

Total TDRs decreased ¥56.6 billion between March 31, 2018 and March 31, 2019. Significant trends in each portfolio segment are discussed below.

Commercial segment—TDRs in the domestic commercial category decreased ¥37.2 billion between March 31, 2018 and March 31, 2019. This was mainly due to a ¥9.0 billion decrease in the domestic communication and information services industry resulting from a charge-off of loans to a large borrower whose financial condition deteriorated. In addition, the decrease in TDRs was attributable to a ¥8.8 billion decrease in the domestic manufacturing industry, mainly reflecting repayments pursuant to restructured loan terms by some medium-sized corporate borrowers.

Residential segment—TDRs in the segment decreased ¥6.3 billion between March 31, 2018 and March 31, 2019 primarily as a result of repayments of loans classified as TDRs pursuant to their respective restructured terms.

Card segment—TDRs in the segment decreased ¥2.3 billion between March 31, 2018 and March 31, 2019 mainly due to charge-offs resulting from borrowers filing for bankruptcy and repayments of loans classified as TDRs pursuant to their respective restructured terms.

MUFG Americas Holdings segment—TDRs in the segment decreased ¥17.3 billion between March 31, 2018 and March 31, 2019. The decrease was mainly due to repayments by borrowers in the oil and gas sector pursuant to their respective restructured loans.

Krungsri segment—TDRs in the segment increased ¥9.0 billion between March 31, 2018 and March 31, 2019. The increase mainly reflected the expansion of the automobile loan portfolio despite the improved credit quality of the small and medium-sized enterprise loan portfolio where gradually stabilizing economic conditions in Thailand resulted in fewer borrowers experiencing deterioration in their financial performance.

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

For the fiscal year ended March 31, 2019, extensions of the stated maturity dates of loans were the primary concession type in the Commercial, Residential and Krungsri segments, reductions in the stated rates were the primary concession type in the Card segment, and loan forbearance was the primary concession type in the MUFG Americas Holdings segment.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2018 and 2019:

	As of March 31, 2018
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥626.5	¥189.0	¥815.5	¥875.8	¥331.9
Manufacturing	361.2	36.6	397.8	408.1	166.1
Construction	10.9	7.2	18.1	18.5	7.9
Real estate	43.6	23.1	66.7	71.8	10.7
Services	38.1	16.6	54.7	59.3	25.9
Wholesale and retail	128.7	49.6	178.3	189.4	94.8
Banks and other financial institutions	1.1	0.0	1.1	1.2	1.0
Communication and information services	18.8	7.8	26.6	28.1	16.0
Other industries	13.0	34.3	47.3	67.5	5.4
Consumer	11.1	13.8	24.9	31.9	4.1
Foreign-excluding MUFG Americas Holdings and Krungsri	122.3	40.2	162.5	190.5	82.9
Loans acquired with deteriorated credit quality	7.8	—	7.8	15.5	4.3
Residential	105.1	6.2	111.3	134.7	16.9
Card	67.0	0.4	67.4	74.8	21.2
MUFG Americas Holdings	48.8	33.7	82.5	94.6	7.7
Krungsri	58.5	25.6	84.1	91.0	29.4

Total(3)	¥1,036.0	¥295.1	¥1,331.1	¥1,476.9	¥494.3

	As of March 31, 2019
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥560.5	¥157.5	¥718.0	¥759.4	¥227.0
Manufacturing	349.6	28.2	377.8	384.3	92.9
Construction	8.3	6.0	14.3	14.8	6.6
Real estate	20.8	30.0	50.8	55.9	5.7
Services	30.3	13.0	43.3	46.8	20.1
Wholesale and retail	118.3	45.6	163.9	175.7	84.5
Banks and other financial institutions	1.0	0.0	1.0	1.0	0.8
Communication and information services	8.8	6.9	15.7	16.6	6.8
Other industries	13.8	18.0	31.8	38.4	6.9
Consumer	9.6	9.8	19.4	25.9	2.7
Foreign-excluding MUFG Americas Holdings and Krungsri	127.5	34.5	162.0	183.1	86.0
Loans acquired with deteriorated credit quality	8.1	—	8.1	15.0	5.5
Residential	97.2	6.5	103.7	120.6	14.3
Card	64.6	0.4	65.0	72.2	21.8
MUFG Americas Holdings	46.6	23.2	69.8	83.3	8.3
Krungsri	57.1	26.1	83.2	90.4	28.3

Total(3)	¥961.6	¥248.2	¥1,209.8	¥1,324.0	¥391.2

Notes:

(1)	These loans do not require an allowance for credit losses because the recorded loan balance equal, or do not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans as of March 31, 2018 and 2019 are accrual TDRs as follows: ¥536.8 billion and ¥ 497.1 billion—Commercial; ¥40.7 billion and ¥34.4 billion—Residential; ¥28.5 billion and ¥26.2 billion—Card; ¥39.4 billion and ¥33.1 billion—MUFG Americas Holdings; and ¥24.9 billion and ¥26.9 billion—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.1 billion and ¥12.7 billion as of March 31, 2018 and 2019, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,
	2018		2019
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥918.1	¥9.4	¥766.8	¥12.4
Manufacturing	472.1	3.8	387.7	6.1
Construction	19.5	0.3	15.7	0.3
Real estate	74.0	1.1	57.9	1.1
Services	59.9	0.8	48.9	1.0
Wholesale and retail	186.4	2.3	171.7	2.9
Banks and other financial institutions	1.7	0.0	1.3	0.0
Communication and information services	25.5	0.4	22.5	0.5
Other industries	50.4	0.2	39.2	0.2
Consumer	28.6	0.5	21.9	0.3
Foreign-excluding MUFG Americas Holdings and Krungsri	209.3	4.2	160.0	3.1
Loans acquired with deteriorated credit quality	8.6	0.5	7.8	0.2
Residential	119.4	1.6	107.1	1.6
Card	69.8	2.0	66.2	1.6
MUFG Americas Holdings	83.5	2.0	71.2	2.3
Krungsri	75.4	3.9	83.2	5.0

Total	¥1,484.1	¥23.6	¥1,262.3	¥26.2

Past due analysis

Aging of past due loans by class as of March 31, 2018 and 2019 are shown below:

As of March 31, 2018:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥13.3	¥43.9	¥57.2	¥50,955.5	¥51,012.7	¥6.4
Manufacturing	1.4	1.4	2.8	10,867.1	10,869.9	—
Construction	0.4	0.4	0.8	779.9	780.7	—
Real estate	2.1	3.2	5.3	11,686.6	11,691.9	1.6
Services	1.0	0.6	1.6	2,665.8	2,667.4	0.0
Wholesale and retail	3.9	4.2	8.1	7,962.9	7,971.0	1.3
Banks and other financial institutions	—	0.0	0.0	4,812.3	4,812.3	—
Communication and information services	0.7	0.3	1.0	1,550.2	1,551.2	—
Other industries	0.3	28.3	28.6	8,909.4	8,938.0	—
Consumer	3.5	5.5	9.0	1,721.3	1,730.3	3.5
Foreign-excluding MUFG Americas Holdings and Krungsri	12.5	19.7	32.2	36,694.3	36,726.5	1.1
Residential	78.1	19.4	97.5	13,974.1	14,071.6	10.8
Card	18.9	32.2	51.1	528.2	579.3	—
MUFG Americas Holdings	23.1	13.6	36.7	9,009.5	9,046.2	0.8
Krungsri	116.7	99.3	216.0	5,383.5	5,599.5	—

Total	¥262.6	¥228.1	¥490.7	¥116,545.1	¥117,035.8	¥19.1

As of March 31, 2019:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥11.6	¥30.6	¥42.2	¥50,809.6	¥50,851.8	¥6.9
Manufacturing	1.6	3.0	4.6	11,142.8	11,147.4	—
Construction	0.2	0.1	0.3	716.9	717.2	0.0
Real estate	2.1	4.2	6.3	11,642.6	11,648.9	2.5
Services	0.7	0.6	1.3	2,629.9	2,631.2	0.0
Wholesale and retail	2.8	2.4	5.2	7,633.6	7,638.8	0.1
Banks and other financial institutions	—	0.0	0.0	5,208.4	5,208.4	—
Communication and information services	0.4	0.8	1.2	1,509.2	1,510.4	—
Other industries	0.4	13.0	13.4	8,741.6	8,755.0	—
Consumer	3.4	6.5	9.9	1,584.6	1,594.5	4.3
Foreign-excluding MUFG Americas Holdings and Krungsri	10.9	20.0	30.9	36,062.3	36,093.2	0.2
Residential	62.7	16.6	79.3	13,641.4	13,720.7	6.6
Card	17.2	30.6	47.8	527.4	575.2	—
MUFG Americas Holdings	28.6	10.9	39.5	9,557.6	9,597.1	2.3
Krungsri	126.3	106.8	233.1	5,771.5	6,004.6	—

Total	¥257.3	¥215.5	¥472.8	¥116,369.8	¥116,842.6	¥16.0

Note:

(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Sales of nonperforming loans

The following table presents comparative data relating to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2018	¥117.9	¥18.5	¥99.4	¥(6.3)
For the fiscal year ended March 31, 2019	¥8.2	¥0.5	¥7.7	¥(15.6)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

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

The principal amount of non-performing loans sold in the fiscal year ended March 31, 2019 decreased compared to the previous fiscal year mainly due to decreased sales of nonperforming loans outstanding to borrowers in the Foreign-excluding MUFG Americas Holdings and Krungsri in the Commercial segment.

In connection with the sale of loans, including performing loans, we recorded net gains of ¥2.9 billion and ¥ 20.7 billion for the fiscal years ended March 31, 2018 and 2019, respectively.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 53.6% as of March 31, 2019 from 56.3% as of March 31, 2018. We also hold Japanese government bonds that are classified as held-to-maturity debt securities, which accounted for 2.4% of the total investment securities as of March 31, 2019.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2018 and 2019, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes valued under Japanese GAAP to approximately 10% of our Tier 1 capital over a five-year period. During the fiscal year ended March 31, 2019, we sold down ¥127 billion of equity securities held in our strategic equity investment portfolio valued under Japanese GAAP. As of March 31, 2019, the balance of such securities valued under Japanese GAAP represented 13.4% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Investment securities increased ¥1,283.8 billion to ¥44,938.0 billion as of March 31, 2019 from ¥43,654.2 billion as of March 31, 2018, primarily due to an increase in amortized cost of held-to-maturity debt securities, particularly asset-backed securities.

Investment securities other than available-for-sale debt securities, held-to-maturity debt securities and marketable equity securities consist of nonmarketable equity securities, which are included in equity securities on our consolidated balance sheets. Nonmarketable equity securities were primarily carried at cost of ¥619.1 billion as of March 31, 2019 and ¥566.6 billion as of March 31, 2018, respectively, because their fair values were not readily determinable.

Losses resulting from impairment of investment securities, which reflect the decline in value considered to be other than temporary, were ¥0.6 billion for the fiscal year ended March 31, 2019. Such losses were recorded substantially on available-for-sale debt securities, primarily corporate bonds. Losses resulting from impairment of investment securities for the fiscal year ended March 31, 2018 were ¥8.2 billion, consisting ¥6.7 billion of losses on marketable equity securities, ¥0.1 billion of losses on available-for-sale debt securities and ¥1.4 billion of losses on nonmarketable equity securities. Losses resulting from impairment of investment securities for the fiscal year ended March 31, 2019 no longer included impairment of marketable equity securities, which were instead reported as part of net gains or losses from marketable equity securities, pursuant to new guidance on recognition and measurement of financial assets and financial liabilities.

On April 1, 2018, we began to report all of our marketable and nonmarketable equity investment securities as “equity securities” in a line-item separate from available-for-sale debt securities and held-to-maturity debt securities in our consolidated balance sheets. Previously, marketable equity securities were included in available-for-sale securities, and nonmarketable equity securities were included in other investment securities. This reclassification has been retrospectively reflected in the presentation of the relevant amounts as of March 31, 2018 in this Annual Report.

For more information on the relevant accounting changes, see Notes 1 and 3 to our consolidated financial statements included elsewhere in this Annual Report.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale debt securities and held-to-maturity debt securities as of March 31, 2018 and 2019.

	As of March 31,
	2018			2019
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale debt securities:
Japanese government and Japanese government agency bonds	¥24,272.3	¥24,567.9	¥295.6	¥23,748.6	¥24,077.7	¥329.1
Japanese prefectural and municipal bonds	1,532.1	1,537.4	5.3	2,204.0	2,226.6	22.6
Foreign government and official institution bonds	2,207.7	2,171.7	(36.0)	2,648.9	2,641.4	(7.5)
Corporate bonds	1,104.8	1,119.4	14.6	1,117.3	1,130.7	13.4
Mortgage-backed securities	1,727.8	1,712.8	(15.0)	1,768.2	1,746.3	(21.9)
Asset-backed securities	1,547.0	1,558.3	11.3	1,494.6	1,502.9	8.3
Other debt securities	165.0	165.6	0.6	192.9	192.9	0.0

Total available-for-sale debt securities	¥32,556.7	¥32,833.1	¥276.4	¥33,174.5	¥33,518.5	¥344.0

Held-to-maturity debt securities(1)	¥3,582.9	¥3,620.7	¥37.8	¥4,441.9	¥4,452.9	¥11.0

Note:

(1)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on available-for-sale debt securities increased ¥67.6 billion to ¥344.0 billion as of March 31, 2019 from ¥276.4 billion as of March 31, 2018. The increase was primarily attributable to a ¥33.5 billion increase in net unrealized gains on Japanese government and Japanese government agency bonds, reflecting a decline in the yield on such bonds. The increase was also attributable to an improvement in net unrealized losses on foreign government and official institutions bonds, reflecting generally declining trends in the yield on such bonds. The increase was offset in part by larger net unrealized losses on mortgage-backed securities.

The amortized cost of available-for-sale debt securities increased ¥617.8 billion to ¥33,174.5 billion as of March 31, 2019 from ¥32,556.7 billion as of March 31, 2018. This increase was mainly attributable to a ¥671.9 billion increase in Japanese prefectural and municipal bonds and a ¥441.2 billion increase in foreign government and official institution bonds. These increases were partially offset by a ¥523.7 billion decrease in Japanese government and Japanese government agency bonds.

The amortized cost of held-to-maturity debt securities increased ¥859.0 billion to ¥4,441.9 billion as of March 31, 2019 from ¥3,582.9 billion as of March 31, 2018. The increase was mainly due to an increase in asset-backed securities.

The following table shows information relating to our equity securities as of March 31, 2018 and 2019:

	As of March 31,
	2018	2019
	(in billions)
Equity securities:
Marketable equity securities(1)	¥6,671.6	¥6,358.5
Nonmarketable equity securities:
Unlisted preferred securities(2)	391.1	393.3
Others(3)	147.1	198.0
Investment securities held by investment companies and brokers and dealers(4)	28.4	27.8

Total	¥7,238.2	¥6,977.6

Notes:

(1)	As a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, equity securities are measured at fair value with unrealized gains (losses), or holding gains (losses), reflected in net income. This new guidance is not applied retrospectively to March 31, 2018. Prior to adoption, such unrealized gains (losses) were reflected in other comprehensive income. For more information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.
(3)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(4)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Equity securities decreased ¥260.6 billion to ¥6,977.6 billion as of March 31, 2019 from ¥7,238.2 billion as of March 31, 2018. The decrease was primarily attributable to a decrease in the fair value of marketable equity securities, as we sold down equity securities for asset and liability management purposes during the fiscal year ended March 31, 2019.

Cash, Due from Banks and Interest-earning Deposits in Other Banks

Cash and due from banks increased ¥1,275.9 billion to ¥33,924.3 billion as of March 31, 2019 from ¥32,648.4 billion as of March 31, 2018. This increase was primarily because we deposited with the Bank of Japan a larger amount of cash received from sales and redemption of Japanese government bonds as we reduced our holdings of such bonds.

Interest-earning deposits in other banks decreased ¥2,562.8 billion to ¥40,646.9 billion as of March 31, 2019 from ¥43,209.7 billion as of March 31, 2018. This decrease was mainly because of a decrease in the balance of our commercial banking subsidiaries’ interest-earning deposits with other banks.

Call Loans, Funds Sold, and Receivables under Resale Agreements

Call loans, funds sold, and receivables under resale agreements increased ¥5,462.4 billion to ¥12,084.7 billion as of March 31, 2019 from ¥6,622.3 billion as of March 31, 2018. This was mainly due to an increase in receivables under resale agreements in reaction to reduced Japanese government bond settlement risk resulting from the shortening of the settlement cycle for Japanese government bonds.

Receivables under Securities Borrowing Transactions

Receivables under securities borrowing transactions decreased ¥6,510.2 billion to ¥2,758.6 billion as of March 31, 2019 from ¥9,268.8 billion as of March 31, 2018. This decrease was mainly in reaction to reduced Japanese government bond settlement risk resulting from the shortening of the settlement cycle for Japanese government bonds.

Trading Account Assets

Trading account assets increased ¥5,389.9 billion to ¥40,576.6 billion as of March 31, 2019 from ¥35,186.7 billion as of March 31, 2018. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities increased ¥4,770.6 billion to ¥27,372.1 billion as of March 31, 2019 from ¥22,601.5 billion as of March 31, 2018. This increase was mainly due to the higher fair values of our trading residential mortgage-backed securities portfolio and foreign government and official institution bond portfolio. Trading derivative assets increased ¥619.3 billion to ¥13,204.5 billion as of March 31, 2019 from ¥12,585.2 billion as of March 31, 2018. This increase was mainly attributable to the higher fair values of interest rate derivatives.

Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and deferred tax liabilities as of March 31, 2019 were ¥89.7 billion and ¥624.1 billion, respectively, compared to ¥68.7 billion and ¥654.1 billion, respectively, as of March 31, 2018. Net deferred tax liabilities as of March 31, 2019 were ¥534.4 billion, compared to ¥585.3 billion as of March 31, 2018. The lower net deferred tax liabilities were primarily due to decreases in net realized gains on trading securities and investment securities.

For more information, see “—A. Operating Results—Results of Operations—Income Tax Expense” and Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Total Liabilities

As of March 31, 2019, total liabilities were ¥289,244.2 billion, an increase of ¥4,319.7 billion from ¥284,924.5 billion as of March 31, 2018. This was primarily due to an increase of ¥7,090.0 billion in payables under repurchase agreements and an increase of ¥3,606.2 billion in deposits, partially offset by a decrease of ¥7,257.1 billion in securities lending transactions.

Deposits

Deposits are our primary source of funds. The balance of deposits increased ¥3,606.2 billion to ¥199,280.8 billion as of March 31, 2019 from ¥195,674.6 billion as of March 31, 2018. The increase was mainly attributable to an increase in foreign interest-bearing deposits, primarily in the United States and Thailand.

The total average balance of interest-bearing deposits increased ¥2,044.7 billion to ¥166,607.5 billion for the fiscal year ended March 31, 2019 from ¥164,562.8 billion for the fiscal year ended March 31, 2018, mainly due to an increase in domestic deposits.

Payables under Repurchase Agreements

Payables under repurchase agreements increased ¥7,090.0 billion to ¥25,224.6 billion as of March 31, 2019 from ¥18,134.6 billion as of March 31, 2018. This increase was mainly in reaction to reduced Japanese government bond settlement risk resulting from the shortening of the settlement cycle for Japanese government bonds.

Payables under Securities Lending Transactions

Payables under securities lending transactions decreased ¥7,257.1 billion to ¥913.1 billion as of March 31, 2019 from ¥8,170.2 billion as of March 31, 2018. This decrease was mainly in reaction to reduced Japanese government bond settlement risk resulting from the shortening of the settlement cycle for Japanese government bonds.

Long-term debt

Long-term debt increased ¥920.9 billion to ¥27,990.5 billion as of March 31, 2019 from ¥27,069.6 billion as of March 31, 2018. This increase was due to additional issuances of bonds by us to meet applicable TLAC and other capital requirements. The average balance of long-term debt for the fiscal year ended March 31, 2019 was ¥28,667.5 billion, an increase of ¥735.5 billion from ¥27,932.0 billion for the previous fiscal year.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥196,393.3 billion for the fiscal year ended March 31, 2019 from ¥192,741.2 billion for the fiscal year ended March 31, 2018. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with our average total equity of ¥20,465.9 billion, funded 67.5% of our average total assets of ¥321,292.8 billion during the fiscal year ended March 31, 2019. Our deposits exceeded our loans before allowance for credit losses by ¥82,396.9 billion as of March 31, 2019 compared to ¥78,638.7 billion as of March 31, 2018. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The balance of our short-term borrowings as of March 31, 2019 was ¥38,055.1 billion, and the average balance of short-term borrowings for the fiscal year ended March 31, 2019 was ¥36,281.9 billion. The balance of our long-term debt as of March 31, 2019 was ¥27,990.5 billion, and the average balance of long-term debt for the fiscal year ended March 31, 2019 was ¥28,667.5 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

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

We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. As of March 31, 2019, we held ¥24,077.7 billion of Japanese government bonds and government agency bonds as available-for-sale debt securities. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.

Any downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity.”

Liquidity Requirements for Banking Institutions in Japan

We are required to calculate and disclose our LCR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in the calendar year 2019, we are required to maintain a minimum LCR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” and “—B. Liquidity and Capital Resources—Capital Adequacy—Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan.”

Total Equity

The following table presents a summary of our total equity as of March 31, 2018 and 2019:

	March 31, 2018	March 31, 2019
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,740.2	5,577.2
Retained earnings	5,185.3	8,333.6
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	4,945.7	8,094.0
Accumulated net unrealized gains (losses) on investment securities, net of taxes	2,270.3	(369.4)
Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities	207.0	85.1
Treasury stock, at cost	(522.9)	(517.2)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,970.2	¥15,199.6
Noncontrolling interests	675.6	785.1

Total equity	¥15,645.8	¥15,984.7

Ratio of total equity to total assets	5.21%	5.24%

Mitsubishi UFJ Financial Group shareholders’ equity as of March 31, 2019 was ¥15,199.6 billion, an increase of ¥229.4 billion from ¥14,970.2 billion as of March 31, 2018.

Capital surplus decreased ¥163.0 billion to ¥5,577.2 billion as of March 31, 2019 from ¥5,740.2 billion as of March 31, 2018. This decrease was mainly due to repurchases of shares of our common stock and cancellation of the repurchased shares.

Retained earnings increased ¥3,148.3 billion to ¥8,333.6 billion as of March 31, 2019 from ¥5,185.3 billion as of March 31, 2018, whereas accumulated net unrealized losses on investment securities, net of taxes as of March 31, 2019 was ¥369.4 billion compared to accumulated net unrealized gains on investment securities, net of taxes as of March 31, 2018 of ¥2,270.3 billion. These changes primarily resulted from the adoption of the new accounting guidance described below. We decided to pay our year-end dividend of ¥11 per share of our common stock for the six months ended March 31, 2019, resulting in an annual dividend of ¥22 per share of our common stock for the fiscal year ended March 31, 2019.

Effective April 1, 2018, we adopted new guidance on recognition and measurement of financial assets and financial liabilities and began to measure equity securities at fair value with unrealized gains (losses), or holding gains (losses), on such securities being reflected in net investment securities gains or losses in our consolidated statements of income. Upon adoption, we also recorded an increase in the beginning balance of retained earnings as of April 1, 2018 of ¥2,702 billion, with a corresponding decrease in accumulated net unrealized gains (losses) on investment securities, net of taxes. For more information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Accumulated other comprehensive income, net of taxes, other than accumulated net unrealized gains on investment securities decreased ¥121.9 billion to ¥85.1 billion as of March 31, 2019 from ¥207.0 billion as of March 31, 2018. The decrease was mainly due to ¥88.7 billion of negative net change in the balance of pension liability adjustments because the investment returns on our pension plans decreased.

As a result of the foregoing, total equity increased ¥338.9 billion to ¥15,984.7 billion as of March 31, 2019 from ¥15,645.8 billion as of March 31, 2018. The ratio of total equity to total assets increased 0.03 percentage points to 5.24% as of March 31, 2019 from 5.21% as of March 31, 2018.

The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of available-for-sale investment securities as of March 31, 2018 and 2019:

	March 31, 2018	March 31, 2019
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities, net of taxes(1)	¥2,270.3	¥(369.4)
Accumulated net unrealized gains on investment securities, net of taxes, to total equity	14.51%	(2.31)%

Note:

(1)	As a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, equity securities are measured at fair value with unrealized gains (losses), or holding gains (losses), reflected in net income. This new guidance is not applied retrospectively to March 31, 2018. Prior to adoption, such unrealized gains (losses) were reflected in other comprehensive income. For more information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.”

We continually monitor our risk-adjusted capital ratios, leverage ratio and TLAC ratios closely, and manage our operations in consideration of the capital requirements. Factors that affect some or all of these ratios include fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, and marketable securities, and fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies, as well as general price levels of Japanese equity securities.

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

As of March 31, 2019, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2019, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.9%.

Leverage Requirements for Banking Institutions in Japan

Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of March 31, 2019, we were required to maintain a minimum leverage ratio of 3.00%. A G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge is expected to be applied to us in 2022. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”

TLAC Requirements for Banking Institutions in Japan

Our External TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of External TLAC amount to risk-weighted assets or leverage exposure in accordance with the FSA guidance. We are required to maintain External TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis from March 31, 2019 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”

Capital Ratios, Leverage Ratio and TLAC Ratios of MUFG

The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios, leverage ratio and TLAC ratios in accordance with Basel III as of March 31, 2018 and 2019. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2018	Minimum ratios required(1)	As of March 31, 2019	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥14,284.9		¥14,322.4
Additional Tier 1	1,966.8		1,953.8
Tier 1 capital	16,251.7		16,276.3
Tier 2 capital	2,543.7		2,493.4
Total capital	¥18,795.4		¥18,769.7
Risk-weighted assets	¥113,463.6		¥117,091.1
Capital ratios:
Common Equity Tier 1 capital	12.58%	7.51%	12.23%	8.54%
Tier 1 capital	14.32	9.01	13.90	10.04
Total capital	16.56	11.01	16.03	12.04
Leverage ratio	5.01	—	4.94	3.00
External TLAC ratios
Risk-weighted assets basis(2)	—	—	18.16	16.00
Leverage exposure basis	—	—	7.90	6.00

Note:

(1)	The minimum capital ratios required as of March 31, 2018 include a capital conservation buffer of 1.875% and a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.01%. The minimum capital ratios required as of March 31, 2019 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%.
(2)	The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2019 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%.

Management believes that, as of March 31, 2019, we were in compliance with all capital adequacy requirements to which we were subject.

Our Common Equity Tier 1 capital ratio as of March 31, 2019 was lower compared to the ratio as of March 31, 2018 due to an increase in our risk-weighted assets, more than offsetting the impact of larger Common Equity Tier 1 capital. The increase in risk-weighted assets mainly reflected the increase in credit risks for overseas subsidiaries. The increase in our Common Equity Tier 1 capital was mainly due to larger retained earnings, reflecting the net income.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios and leverage ratios of MUFG Bank and Mitsubishi UFJ Trust and Banking in accordance with Basel III as of March 31, 2018 and 2019. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2018	Minimum capital ratios required	As of March 31, 2019	Minimum capital ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	11.85%	4.50%	10.83%	4.50%
Tier 1 capital ratio	13.59	6.00	12.46	6.00
Total capital ratio	15.90	8.00	14.42	8.00
Leverage ratio	4.81	—	4.63	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	16.21	4.50	19.57	4.50
Tier 1 capital ratio	17.67	6.00	21.26	6.00
Total capital ratio	20.03	8.00	24.40	8.00
Leverage ratio	4.71	—	5.09	3.00
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	12.54	4.50	11.69	4.50
Tier 1 capital ratio	14.51	6.00	13.53	6.00
Total capital ratio	16.90	8.00	15.58	8.00
Leverage ratio	—	—	4.84	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	16.18	4.50	19.42	4.50
Tier 1 capital ratio	17.55	6.00	21.12	6.00
Total capital ratio	19.88	8.00	24.25	8.00
Leverage ratio	—	—	5.55	3.00

Management believes that, as of March 31, 2019, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan

The following table presents the LCRs of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios were calculated in accordance with Japanese banking regulations. The percentages in the table below are rounded down. The required minimum LCR was 90% during the calendar year 2018 and is 100% during the calendar year 2019.

	Three months ended
	March 31, 2018(1),(6)	June 30, 2018(2),(6)	September 30, 2018(3),(6)	December 31, 2018(4),(6)	March 31, 2019(5),(6)
MUFG (consolidated)	144.8%	140.3%	138.4%	136.0%	141.2%
MUFG Bank (consolidated)	160.0	148.4	144.7	143.2	150.7
MUFG Bank (stand-alone)	170.4	156.2	152.8	151.5	159.0
Mitsubishi UFJ Trust and Banking (consolidated)	113.8	124.4	125.1	118.7	115.2
Mitsubishi UFJ Trust and Banking (stand-alone)	127.7	151.3	157.0	143.1	141.5

Notes:

(1)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2018 and March 30 2018 divided by the average amount of net cash outflows for the same fifty-nine business days.
(2)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 2, 2018 and June 29, 2018 divided by the average amount of net cash outflows for the same sixty-two business days.
(3)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 2, 2018 and September 28, 2018 divided by the average amount of net cash outflows for the same sixty-two business days.
(4)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between October 1, 2018 and December 28, 2018 divided by the average amount of net cash outflows for the same sixty-two business days.
(5)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2019 and March 29, 2019 divided by the average amount of net cash outflows for the same fifty-eight business days.
(6)	The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.

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

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2017 and 2018:

	As of December 31, 2017	Minimum capital ratios required as of December 31, 2017(1)	As of December 31, 2018	Minimum capital ratios required as of December 31, 2018(2)	Ratio OCC requires to be “well capitalized” as of December 2018
MUFG Americas Holdings:
Tier I capital (to risk-weighted assets)	16.31%	7.250%	13.96%	7.875%	—
Tier I capital (to quarterly average assets)(3)	10.06	4.000	8.77	4.000	—
Total capital (to risk-weighted assets)	17.76	9.250	14.60	9.875	—
Common Equity Tier I Capital (to risk-weighted assets)	16.31	5.750	13.96	6.375	—
MUFG Union Bank:
Tier I capital (to risk-weighted assets)	16.17%	7.250%	14.45%	7.875%	8.0%
Tier I capital (to quarterly average assets)(3)	11.78	4.000	10.61	4.000	5.0
Total capital (to risk-weighted assets)	17.68	9.250	15.09	9.875	10.0
Common Equity Tier I Capital (to risk-weighted assets)	16.17	5.750	14.45	6.375	6.5

Notes:

(1)	Beginning January 1, 2017, the minimum capital requirement includes a capital conservation buffer of 1.250%.
(2)	Beginning January 1, 2018, the minimum capital requirement includes a capital conservation buffer of 1.875%.
(3)	Excludes certain deductions.

Management believes that, as of December 31, 2018, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2017 and 2018, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table.

For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities

As of March 31, 2019, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥446.6 billion on a stand-alone basis represented 331.6% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥469.3 billion on a consolidated basis represented 332.2% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2018, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥446.5 billion on a stand-alone basis represented 291.2% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥473.3 billion on a consolidated basis represented 293.2% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.

For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of income. The following table summarizes the changes in the fair value of non-exchange traded contracts for the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,
	2018	2019
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥4,373	¥1,812
Changes attributable to contracts realized or otherwise settled during the fiscal year	(2,126)	(1,212)
Fair value of new contracts entered into during the fiscal year	—	356
Other changes in fair value, principally revaluation at end of fiscal year	(435)	34

Net fair value of contracts outstanding at end of fiscal year	¥1,812	¥990

The following table summarizes the maturities of non-exchange traded contracts as of March 31, 2019:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥695	¥(67)
Maturity less than 3 years	10	352
Maturity less than 5 years	—	—
Maturity 5 years or more	—	—

Total fair value	¥705	¥285

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The following table summarizes these commitments as of March 31, 2019:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,792	¥838	¥271	¥3,901
Performance guarantees	2,332	784	140	3,256
Derivative instruments	29,734	20,921	7,370	58,025
Liabilities of trust accounts	5,884	420	5,216	11,520
Others	12	13	28	53

Total guarantees	40,754	22,976	13,025	76,755

Other off-balance sheet instruments:
Commitments to extend credit	49,465	25,807	2,001	77,273
Commercial letters of credit	926	131	—	1,057
Commitments to make investments	8	81	151	240
Others	—	5	—	5

Total other off-balance sheet instruments	¥50,399	¥26,024	¥2,152	¥78,575

See Note 25 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance sheet instruments.

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. As of March 31, 2019, approximately 58% of these commitments have an expiration date within one year, 32% have an expiration date from one year to five years, and 10% have an expiration date after five years. Risks relating to off-balance sheet instruments are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The fees generated specifically from off-balance sheet arrangements are not a dominant source of our overall fees and commissions.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. For further information, see Note 26 to our consolidated financial statements included elsewhere in this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual obligations outstanding as of March 31, 2019:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual obligations:
Time deposit obligations	¥56,911	¥9,174	¥1,283	¥866	¥68,234
Estimated interest expense on time deposit obligations(1)	226	30	4	1	261
Long-term debt obligations	3,048	14,183	2,981	7,771	27,983
Capital lease obligations	6	10	4	3	23
Operating lease obligations	94	150	107	271	622
Purchase obligations	66	93	79	58	296

Total(2)(3)	¥60,351	¥23,640	¥4,458	¥8,970	¥97,419

Notes:

(1)	Contractual obligations related to estimated interest expense on time deposit obligations are calculated by applying the March 31, 2019 weighted-average interest rate on outstanding time deposits.
(2)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding as of March 31, 2019. We expect to contribute approximately ¥33.9 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2020. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(3)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefits. The total amount of the liabilities for unrecognized tax benefits is ¥19.2 billion as of March 31, 2019. Among the liabilities for unrecognized tax benefits, it is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥2.6 billion during the next twelve months. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

Members of the Board of Directors

The following table sets forth the members of our board of directors as of July 1, 2019, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Mariko Fujii (March 9, 1955)	Member of the Board of Directors (Outside Director)	April 1977	Joined Ministry of Finance
		July 1997	Director, International Affairs and Research Division, Customs and Tariff Bureau
		April 1999	Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo
		March 2001	Professor, Research Center for Advanced Economic Engineering, The University of Tokyo
		April 2004	Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo
		June 2014	Outside director of Electric Power Development Co., Ltd.
		October 2015	Resigned from Professor of The University of Tokyo
Resigned from an Outside director of Electric Power Development Co., Ltd.
Ambassador Extraordinary and Plenipotentiary of Japan to Latvia
		January 2019	Retired from Ambassador Extraordinary and Plenipotentiary of Japan to Latvia
		June 2019	Outside director of NTT DATA CORPORATION (incumbent)
Member of the Board of Directors (Outside director) of MUFG (incumbent)

Kaoru Kato (May 20, 1951)	Member of the Board of Directors (Outside Director)	April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
		July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
		April 2000	General Manager of Plant Department of NTT DoCoMo Kansai, Inc.
		June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc
		July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
		July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, Inc.
		June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, Inc.
		June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, Inc.
		June 2018	Corporate Advisor of NTT DOCOMO, Inc. (incumbent)
		June 2019	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Haruka Matsuyama (August 22, 1967)	Member of the Board of Directors (Outside Director)	April 1995	Assistant Judge, Tokyo District Court
		July 2000	Registered as an attorney at law, member of the Daini Tokyo Bar Association
Joined Hibiya Park Law Offices
		January 2002	Partner of Hibiya Park Law Offices (incumbent)
		June 2012	Outside Corporate Auditor of Vitec Co., Ltd.
		June 2013	Outside director of T&D Holdings, Inc. (incumbent)
		June 2014	External Audit & Supervisory Board member of MITSUI & CO., LTD. (incumbent)
Member of the Board of Directors (Outside director) of MUFG (incumbent)
		June 2015	Outside director of Vitec Co., Ltd. (current Restar Holdings Corporation) (incumbent)

Toby S. Myerson (July 20, 1949)	Member of the Board of Directors (Outside Director)	September 1977	Registered as an attorney at law, admitted in States of California and New York in the United States
		October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		April 1989	Managing Director of Wesserstein Perella & Co. Inc.
		November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 2014	Outside director of BK(US) (incumbent)
		December 2016	Retired from Paul, Weiss, Rifkind, Wharton & Garrison LLP
		January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
		February 2017	Outside director of MUAH (incumbent)
		June 2017	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hirofumi Nomoto (September 27, 1947)	Member of the Board of Directors (Outside Director)	April 1971	Joined Tokyu Corporation
		April 2003	Executive General Manager of Media Business Headquarters of Tokyu Corporation
		April 2004	President & Representative Director of its communications Inc.
		June 2007	Director of Tokyu Corporation
Executive Officer of Real Estate Development Business Unit of Tokyu Corporation
		January 2008	Managing Director of Tokyu Corporation
		June 2008	Senior Managing Director of Tokyu Corporation
		April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of Tokyu Corporation
		June 2010	Senior Managing Director & Representative Director of Tokyu Corporation
		April 2011	President & Representative Director of Tokyu Corporation
		April 2018	Chairman & Representative Director of Tokyu Corporation (incumbent)
		June 2019	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Tsutomu Okuda (October 14, 1939)	Member of the Board of Directors (Outside Director)	April 1964	Joined The Daimaru, Inc.
		September 1991	Managing Director of Daimaru Australia Pty. Ltd.
		May 1995	Director of The Daimaru, Inc.
		May 1996	Managing Director of The Daimaru, Inc.
		March 1997	President of The Daimaru, Inc.
		May 2003	Chairman & CEO of The Daimaru, Inc.
		September 2007	Chairman of The Daimaru, Inc.
President and Chief Executive Officer of J. Front Retailing Co., Ltd.
		March 2010	Chairman and Chief Executive Officer of J. Front Retailing Co., Ltd.
		April 2013	Director and Senior Advisor of J. Front Retailing Co., Ltd.
		May 2014	Senior Advisor of J. Front Retailing Co., Ltd.
		June 2014	Member of the Board of Directors (Outside director) of MUFG (incumbent)
		May 2018	Special Advisor of J. Front Retailing Co., Ltd. (incumbent)

Yasushi Shingai (January 11, 1956)	Member of the Board of Directors (Outside Director)	April 1980	Joined Japan Tobacco and Salt Public Corporation (current Japan Tobacco Inc.)
		July 2001	Vice President of Financial Planning Division of Japan Tobacco Inc.
		June 2004	Senior Vice President, Head of Finance Group of Japan Tobacco Inc.
		July 2004	Senior Vice President, Chief Financial Officer of Japan Tobacco Inc.

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2005	Member of the Board, Senior Vice President, and Chief Financial Officer of Japan Tobacco Inc.
		June 2006	Member of the Board of Japan Tobacco Inc.,
Executive Vice President and Deputy CEO of JT International S.A.
		June 2011	Representative Director and Executive Vice President of Japan Tobacco Inc.
		June 2014	External Board Director of Recruit Holdings Co., Ltd.
		January 2018	Member of the Board of Japan Tobacco Inc.
		March 2018	Outside Director of Asahi Group Holdings, Ltd. (incumbent)
		June 2018	Member of the Board of Directors (Outside director) of MUFG (incumbent)
		June 2019	Outside director of Dai-ichi Life Holdings, Inc. (incumbent)

Tarisa Watanagase (November 30, 1949)	Member of the Board of Directors (Outside Director)	June 1975	Joined the Bank of Thailand
		January 1988	Economist, International Monetary Fund (On the Secondment)
		October 2002	Deputy Governor of the Bank of Thailand
		November 2006	Governor of the Bank of Thailand
		September 2010	Retired from the Bank of Thailand
		March 2013	Outside director of the Siam Cement Public Company Limited (incumbent)
		June 2017	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Akira Yamate (November 23, 1952)	Member of the Board of Directors (Outside Director)	November 1977	Joined Price, Waterhouse & Co. Japan
		March 1983	Registered as Certified Public Accountant in Japan
		July 1991	Representative Partner of Aoyama Audit Corporation
Partner of Price Waterhouse
		April 2000	Representative Partner of Chuo Aoyama Audit Corporation
Partner of PricewaterhouseCoopers
		September 2006	Representative Partner of PricewaterhouseCoopers Aarata
		June 2013	Resigned from PricewaterhouseCoopers Aarata
External Audit & Supervisory Board member of Nomura Real Estate Holdings, Inc.
External Audit & Supervisory Board member of Nomura Real Estate Development, Co., Ltd.
		June 2015	Retired from External Audit & Supervisory Board member of Nomura Real Estate Development, Co., Ltd.
Member of the Board of Directors (Outside director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
External director of Nomura Real Estate Holdings, Inc.
External member of Board of Statutory Auditors, Prudential Holdings of Japan, Inc. (incumbent)
		June 2019	Retired from External director of Nomura Real Estate Holdings, Inc.
External director of Nomura Real Estate Development, Co., Ltd. (incumbent)

Tadashi Kuroda (June 7, 1958)	Member of the Board of Directors	April 1981	Joined The Sanwa Bank, Limited
		April 2008	Executive Officer of BK
		June 2011	Senior Managing Executive Officer of Mitsubishi UFJ Research and Consulting Co., Ltd. (MURC)
Director and Senior Managing Executive Officer of MURC
		May 2013	Managing Executive Officer of BK
		May 2014	Managing Executive Officer of MUFG
		June 2014	Director of TB
Member of the Board of Directors, Managing Executive Officer of MUFG
		May 2015	Member of the Board of Directors, Senior Managing Executive Officer of MUFG
		June 2015	Member of the Board of Directors, Senior Managing Executive Officer of BK
Member of the Board of Directors, Senior Managing Corporate Executive of MUFG
		May 2018	Member of the Board of Directors of MUFG (incumbent)

Junichi Okamoto (November 9, 1957)	Member of the Board of Directors	April 1980	Joined The Toyo Trust and Banking Company, Limited
		June 2008	Executive Officer of TB
		June 2010	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2012	Senior Managing Executive Officer of TB
		June 2013	Director, Deputy President and Executive Officer of TB
Member of the Board of Directors of MUFG
		June 2015	Senior Managing Corporate Executive of MUFG
		June 2017	Director of TB
Member of the Board of Directors of MUFG (incumbent)

Nobuyuki Hirano (October 23, 1951)	Member of the Board of Directors Chairman (Corporate Executive)	April 1974	Joined The Mitsubishi Bank, Limited
		June 2001	Executive Officer of Bank of Tokyo-Mitsubishi, Ltd. (BTM)
		July 2004	Executive Officer of Mitsubishi Tokyo Financial Group, Inc. (MTFG)
		May 2005	Managing Executive Officer of BTM

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2005	Member of the Board of Directors, Managing Executive Officer of BTM
Member of the Board of Directors of MTFG
		January 2006	Member of the Board of Directors, Managing Executive Officer of BK
		October 2008	Member of the Board of Directors, Senior Managing Executive Officer of BK
		June 2009	Member of the Board of Directors, Deputy President of BK
Managing Executive Officer of MUFG
		June 2010	Member of the Board of Directors of MUFG
		October 2010	Member of the Board of Directors, Deputy President of MUFG
		April 2012	President & CEO of BK
Member of the Board of Directors of MUFG
		April 2013	President & CEO of MUFG
		June 2015	Member of the Board of Directors, President & Group CEO of MUFG
		November 2015	Director of Morgan Stanley
		April 2016	Chairman of BK
		April 2019	Member of the Board of Directors of BK (incumbent)
Member of the Board of Directors, Chairman of MUFG (incumbent)

Mikio Ikegaya (July 6, 1958)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1981	Joined The Mitsubishi Trust and Banking Corporation (MTB)
		June 2008	Executive Officer of TB
Executive Officer of MUFG
		June 2011	Director and Managing Executive Office of TB
Managing Executive Officer of MUFG
		June 2012	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2013	Senior Managing Executive Officer of TB
		June 2015	Director and Senior Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2016	President & CEO of TB (incumbent)
Deputy Chairman of MUFG
		June 2016	Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)

Saburo Araki (August 6, 1957)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1981	Joined The Mitsubishi Bank, Limited
		June 2007	Executive Officer of BK
		May 2009	Executive Officer of MUFG
		May 2011	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2012	Member of the Board of Directors, Managing Executive Officer of BK
Member of the Board of Directors of MUFG

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2014	Managing Executive Officer of MUFG
		May 2015	Member of the Board of Directors, Senior Managing Executive Officer of BK
		June 2015	Senior Managing Corporate Executive of MUFG
		May 2016	Member of the Board of Directors, Deputy President of BK
		April 2018	President & CEO of SCHD (incumbent)
President & CEO of MUMSS (incumbent)
Deputy Chairman of MUFG
		June 2018	Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)

Kanetsugu Mike (November 4, 1956)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Executive Officer of BTM
Executive Officer of MTFG
		May 2009	Managing Executive Officer of BK
		May 2011	Managing Executive Officer of MUFG
		June 2011	Member of the Board of Directors, Managing Executive Officer of BK
		May 2013	Senior Managing Executive Officer of BK
		October 2015	Executive Chairman of MUAH
Executive Chairman of BK(US)
		May 2016	Deputy President and Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2016	Member of the Board of Directors, Deputy President of BK
		June 2017	President & CEO of BK (incumbent)
Member of the Board of Directors, Deputy Chairman of MUFG
		April 2019	Member of the Board of Directors, President & Group CEO of MUFG (incumbent)

Hironori Kamezawa (November 18, 1961)	Member of the Board of Directors Deputy President (Group Chief Operational Officer, or COO & Group Chief Digital Transformation Officer, or CDTO) (Representative Corporate Executive)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		July 2014	Deputy CEO of Americas at BK(US)
		May 2017	Managing Corporate Executive of MUFG
		June 2017	Member of the Board of Directors, Managing Executive Officer of BK
		May 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		December 2018	Representative of the Board of Directors & CEO of Global Open Network, Inc.(incumbent)
		April 2019	Deputy President of MUFG

Name (Date of Birth)	Position in MUFG	Business Experience
Member of the Board of Directors, Deputy President of BK (incumbent)
Representative of the Board of Directors & CEO of Global Open Network Japan, Inc. (incumbent)
		June 2019	Member of the Board of Directors, Deputy President of MUFG (incumbent)

Note:	The following abbreviations are used in the table above:
“BK”refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB”refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD”refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“BK(US)”refers to MUFG Union Bank, N.A.
“MUAH”refers to MUFG Americas Holdings Corporation.

Corporate Executives

The following table sets forth our corporate executives as of July 1, 2019, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Nobuyuki Hirano (October 23, 1951)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Mikio Ikegaya (July 6, 1958)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Saburo Araki (August 6, 1957)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Kanetsugu Mike (November 4, 1956)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Hironori Kamezawa (November 18, 1961)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Muneaki Tokunari (March 6, 1960)	Senior Managing Corporate Executive (Group CFO)	April 1982	Joined MTB
		June 2009	Executive Officer of TB
Executive Officer of MUFG
		June 2011	Managing Executive Officer of TB
		April 2012	Managing Director of TB
		June 2012	Member of the Board of Directors of MUFG
		June 2013	Senior Managing Director of TB
		June 2014	Managing Officer of MUFG
		June 2015	Managing Director of BK
Member of the Board of Directors, Managing Corporate Executive of MUFG
		May 2016	Senior Managing Director of BK (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Member of the Board of Directors, Senior Managing Corporate Executive of MUFG
		June 2018	Senior Managing Corporate Executive of MUFG (incumbent)

Masamichi Yasuda (August 22, 1960)	Senior Managing Corporate Executive (Group Head, Global Markets Business Group)	April 1983	Joined The Bank of Tokyo, Ltd
		June 2009	Executive Officer of BK, seconded to Union Bank
		May 2011	Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
		May 2015	Managing Executive Officer of MUFG
		June 2015	Member of the Board of Directors, Managing Executive Officer of BK
Member of the Board of Directors of SCHD
Member of the Board of Directors, Managing Corporate Executive of MUFG
		May 2017	Member of the Board of Directors, Senior Managing Executive Officer of BK
Member of the Board of Directors, Senior Managing Corporate Executive of MUFG
		June 2018	Senior Managing Corporate Executive of MUFG (incumbent)
		April 2019	Senior Managing Executive Officer of SCHD (incumbent)
Member of the Board of Directors, Deputy President of MUMSS (incumbent)

Kenji Yabuta (April 27, 1960)	Senior Managing Corporate Executive (Group Head, Japanese Corporate & Investment Banking Business Group Head of Research & Advisory Unit)	April 1983	Joined The Mitsubishi Bank, Limited
		June 2009	Executive Officer of BK
Executive Officer of MUFG
		May 2013	Managing Executive Officer of BK
		May 2017	Senior Managing Executive Officer of BK
		April 2018	Senior Managing Corporate Executive of MUFG (incumbent)
		May 2018	Deputy President of BK
		June 2018	Member of the Board of Directors, Deputy President of BK (incumbent)

Naoki Hori (January 27, 1961)	Senior Managing Corporate Executive (Group Head, Retail & Commercial Banking Business Group)	April 1983	Joined The Sanwa Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2013	Managing Executive Officer of BK
		May 2016	Managing Executive Officer of MUFG
		June 2016	Member of the Board of Directors, Managing Executive Officer of BK
		June 2017	Member of the Board of Directors, Senior Managing Executive Officer of BK
		May 2018	Senior Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
		April 2019	Member of the Board of Directors, Deputy President of BK (incumbent)

Masato Miyachi (June 14, 1960)	Senior Managing Corporate Executive (Group Head, Global Corporate & Investment Banking Business Group)	April 1984	Joined The Bank of Tokyo, Ltd.
		June 2010	Executive Officer of BK
		May 2014	Managing Executive Officer of BK
		October 2014	Managing Executive Officer of MUFG
		May 2017	Chairman of MUAH (incumbent)
Chairman of BK(US) (incumbent)
		May 2018	Senior Managing Executive Officer of BK
		June 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
		July 2018	Senior Managing Corporate Executive of MUFG (incumbent)
		April 2019	Member of the Board of Directors, Deputy President of BK (incumbent)

Sunao Yokokawa (December 10, 1963)	Senior Managing Corporate Executive (Group Head, Asset Management & Investor Services Business)	April 1986	Joined MTB
		June 2012	Executive Officer of TB
		May 2014	Executive Officer of MUFG
		June 2015	Managing Executive Officer of TB
		June 2017	Director and Managing Executive Officer of TB
Managing Corporate Executive of MUFG
		April 2019	Director and Senior Managing Executive Officer of TB (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Takayoshi Futae (January 16, 1961)	Senior Managing Corporate Executive (Group Head, Global Commercial Banking Business Group Group Chief Operational Officer, or Group COO-I)	April 1983	Joined The Sanwa Bank, Limited
		June 2010	Executive Officer of The Bank of BK
		May 2014	Managing Executive Officer of BK
		May 2016	Managing Executive Officer of MUFG
		May 2017	Senior Managing Executive Officer of BK
		April 2019	Senior Managing Corporate Executive of MUFG
Senior Managing Executive Officer of SCHD (incumbent)
		June 2019	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)

Iwao Nagashima (March 15, 1963)	Senior Managing Corporate Executive (Group Chief Human Resource Officer, or Group CHRO Group Deputy Chief Digital Transformation Officer, or Group Deputy CDTO)	April 1985	Joined The Mitsubishi Trust and Banking Corporation
		June 2011	Executive Officer of TB
		June 2013	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2015	Director and Managing Executive Officer of TB
Managing Executive Officer of TB
		June 2016	Director and Senior Managing Executive Officer of TB

Name (Date of Birth)	Position in MUFG	Business Experience
		April 2019	Director, Deputy President, and Executive Officer of TB (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)
President & CEO of MU Trust Apple Planning Company, Ltd. (incumbent)

Naomi Hayashi (March 16, 1965)

Managing Corporate Executive

(Group CSO

in charge of Corporate Planning Division (excluding Budget & Resources Management and Global Business), Corporate Administration Division and sub-charge of Digital Transformation Division)

		April 1987	Joined The Mitsubishi Bank, Limited
		June 2013	Executive Officer of BK
Executive Officer of MUFG
		January 2017	Managing Executive Officer of BK
		May 2018	Managing Corporate Executive of MUFG (incumbent)
		June 2018	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
Member of the Board of Directors of SCHD (incumbent)

Junichi Hanzawa (January 19, 1965)	Managing Corporate Executive (Group Chief Compliance Officer, or Group CCO)	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		May 2018	Managing Executive Officer of BK
		April 2019	Managing Corporate Executive of MUFG (incumbent)
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Hiroki Kameda (May 17, 1965)	Managing Corporate Executive (Group Chief Information Officer, or CIO Group Chief Information Security Officer, or CISO)	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		June 2018	President & CEO of Mitsubishi UFJ Information Technology, Ltd. (incumbent)
		April 2019	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Ritsuo Ogura (January 21, 1964)	Managing Corporate Executive (Group Chief Audit Officer, or CAO) Managing Director, Head of Internal Audit Division	April 1986	Joined The Sanwa Bank, Limited
		June 2012	Executive Officer of BK
Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
		May 2017	Managing Executive Officer of MUFG
		April 2019	Managing Corporate Executive of MUFG (incumbent)

Masahiro Kuwahara (November 11, 1962)	Managing Corporate Executive (Group Chief Risk Officer, or CRO)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2012	Executive Officer of BK
Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		May 2019	Managing Corporate Executive of MUFG (incumbent)
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Hiroshi Mori (February 21,1965)	Managing Corporate Executive (Group Chief Legal Officer, or CLO)	April 1993	Seconded to Finance Bureau of Ministry of Home Affairs
		June 2003	Seconded to Tesac Corporation, a Company under reorganization Trustee representative, Manager of Corporate Planning Department
		October 2006	Registered as attorney at law Joined Nishimura & Asahi
		November 2010	Outside Director, USEN Corporation
		January 2012	Partner at Nishimura & Asahi
		June 2013	Substitute Auditor of KAGOME CO., LTD.
		March 2016	Outside Director, Audit & Supervisory Committee Member of KAGOME CO., LTD. (incumbent)
		June 2016	Outside Director, Audit & Supervisory Committee Member of SCHD
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK(incumbent)
Managing Corporate Executive of MUFG (incumbent)

Note:	The following abbreviations are used in the table above:
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

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation, by MUFG and its subsidiaries during the fiscal year ended March 31, 2019 to our directors (excluding outside directors), to corporate executives and to outside directors, was ¥158 million, ¥2,006 million and ¥203 million, respectively.

The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2019 to our directors and corporate executives consisted of annual base salaries, performance-based stock compensation, bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executives.

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2019 to our directors (excluding outside directors) and corporate executives:

		Non-Adjustable Compensation		Adjustable Compensation
Number of Directors and Corporate Executives(1)	Aggregate Compensation	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation	Retirement Allowances(2)	Other
	(in millions)
24	¥2,164	¥1,209	¥322	¥393	¥240	—	¥0

Notes:

(1)	Includes the current directors and corporate executives as well as those who retired during the fiscal year ended March 31, 2019 but excludes the outside directors.
(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2019, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2019:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual Base Salary	Performance- based Stock Compensation	Bonus
	(in millions)
Kiyoshi Sono	¥152	MUFG	¥48	¥24	¥14
		BK	33	25	8
Mikio Ikegaya	¥169	MUFG	¥35	¥19	¥27
		TB	35	25	28
Kanetsugu Mike	¥181	MUFG	¥50	¥27	¥28
		BK	33	25	18
Saburo Araki	¥131	MUFG	¥25	¥18	¥28
		SCHD	13	7	10
		MUMSS	12	7	10
		BK	—	1	0
Nobuyuki Hirano	¥174	MUFG	¥50	¥30	¥20
		BK	33	29	12
Eiichi Yoshikawa	¥106	MUFG	¥34	¥14	¥8
		BK	21	11	4
		SCHD	9	3	2
Kenji Yabuta	¥119	MUFG	¥38	¥14	¥10
		BK	25	26	6
Hironori Kamezawa	¥116	MUFG	¥32	¥12	¥9
		BK	22	35	6

Note:	The following abbreviations are used in the table above:
“BK”refers to MUFG Bank, Ltd. (or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
“TB”refers to Mitsubishi UFJ Trust and Banking Corporation. .
“SCHD”refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS”refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Annual Base Salary

Annual base salaries were paid to our directors (including outside directors) and corporate executives in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside directors) and corporate executives for the fiscal year ended March 31, 2019 was ¥1,209 million. The aggregate annual base salary paid to our outside directors for the same period was ¥203 million.

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

Bonuses

We from time to time pay cash bonuses to our directors and corporate executives to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses are deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s or corporate executive’s individual performance of his or her duties as a director or corporate executive in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors is eligible to receive a cash bonus. The compensation committee determines the cash bonus for each director and corporate executive based on our financial results and his or her job performance for the preceding fiscal year as well as his or her seniority and experience. The aggregate cash bonus paid to our directors and corporate executives for the fiscal year ended March 31, 2019 was ¥393 million.

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

Pursuant to a one-time shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. No retirement allowance was paid by MUFG and its subsidiaries pursuant to the one-time shareholder approval during the fiscal year ended March 31, 2019 to our directors (excluding outside directors), to corporate auditors (excluding outside corporate auditors) and to outside directors and corporate auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions.

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

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUFG Americas Holdings and the trustee. As of June 30, 2019, 82,804,285 RSUs have been granted under the plan, of which 37,372,404 RSUs were outstanding as of June 30, 2019.

For more information on the plan, see Note 33 to our consolidated financial statements included elsewhere in this Annual Report. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Share Ownership

As of July 1, 2019, our directors and corporate executives held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Mariko Fujii	—
Kaoru Kato	—
Haruka Matsuyama	3,300
Toby S. Myerson	368	*
Hirofumi Nomoto	25,000
Tsutomu Okuda	26,100
Yasushi Shingai	—
Tarisa Watanagase	—
Akira Yamate	—
Tadashi Kuroda	124,600
Junichi Okamoto	182,800

Corporate Executives	Number of Shares Registered
Nobuyuki Hirano	80,400
Mikio Ikegaya	75,630
Saburo Araki	210,980
Kanetsugu Mike	49,055
Hironori Kamezawa	25,500
Muneaki Tokunari	254,900
Masamichi Yasuda	35,800
Kenji Yabuta	38,000
Naoki Hori	41,800
Masato Miyachi	6,800
Sunao Yokokawa	21,800
Takayoshi Futae	8,730
Iwao Nagashima	81,000
Naomi Hayashi	1,210
Junichi Hanzawa	39,900
Hiroki Kameda	40,600
Ritsuo Ogura	16,400
Masahiro Kuwahara	18,700
Hiroshi Mori	—

*	Held in the form of ADRs.

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

Board of Directors

Our board of directors consists of directors who are elected at a general meeting of shareholders. Under our articles of incorporation, the number of directors may not exceed 20. We currently have 16 directors, nine of whom are outside directors and two of whom are internal non-executive directors.

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

Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Our nominating and governance committee currently consists of five directors. The chairman of the committee is Tsutomu Okuda, an outside director. The other members of this committee are Mariko Fujii, Haruka Matsuyama and Hirofumi Nomoto, who are outside directors, and Kanetsugu Mike, Director, President & Group CEO. Between April 2018 and March 2019, the nominating and governance committee met 13 times.

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

Under the Companies Act, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our committee currently has five members. The chairman of the committee is Akira Yamate, an outside director. The other members of the committee are Kaoru Kato and Yasushi Shingai, who are outside directors, and Tadashi Kuroda and Junichi Okamoto, who are non-executive directors. Between April 2018 and March 2019, the audit committee met 17 times.

On May 24, 2019, we became aware that a member of our audit committee did not meet the independence standard for audit committee members set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934 as a result of a ¥195,580 payment that such committee member received from Mitsubishi UFJ Research and Consulting Co., Ltd., our consolidated subsidiary, in connection with a one-time speaking engagement held on December 6, 2018. We promptly notified the NYSE of this matter. On June 6, 2019, the committee member returned the payment to the subsidiary. Based on subsequent discussions between us and the NYSE, in light of the fact that the violation was inadvertent and the committee member returned the payment to the subsidiary, the

NYSE has indicated that it does not intend to take any further action relating to this matter. Since June 6, 2019, the committee member has satisfied the independence standard for audit committee members set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934.

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

Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Our compensation committee currently consist of five directors. The chairman of the committee is Haruka Matsuyama, an outside director. The other members of this committee are Mariko Fujii, Hirofumi Nomoto and Tsutomu Okuda, who are outside directors, and Kanetsugu Mike, Director, President & Group CEO. Between April 2018 and March 2019, the compensation committee met 7 times.

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

MUFG Corporate Governance Policies provide that the committee shall consist of directors and outside professionals. Outside professionals are professionals with no prior employment relationship with any of the MUFG group companies. The committee currently has seven members. The chairperson of the committee is Mariko Fujii, an outside director. The other members of this committee are Toby S. Myerson, Yasushi Shingai and Tarisa Watanagase, who are outside directors, Naomi Hayashi, Managing Corporate Executive and Group CSO, and Kenzo Yamamoto and Naoko Nemoto, who are external experts. Between April 2018 and March 2019, the risk committee met four times.

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

The members of the U.S. risk committee are appointed by MUFG’s board of directors after consideration of member candidates reviewed and recommended by MUFG’s risk committee and nominating and governance committee. The committee shall consist of members of the MUFG Americas Holdings Risk Committee, delegates from MUFG, the Chairman of the MUFG Americas Holdings Board and MUFG Americas Holdings’ CEO, with the chairperson of the committee being an outside director of MUFG Americas Holdings. The committee currently has eight members. The chairperson of the committee is Ann F. Jaedicke, an outside director of MUFG Americas Holdings. The other members of this committee are Dean A. Yoost, Suneel Kamlani, Toby

Myerson and Roberta Bienfait, who are outside directors of MUFG Americas Holdings, Masato Miyachi, the Chairman of the MUFG Americas Holdings Board, Masahiro Kuwahara, Managing Corporate Executive and Group CRO of MUFG and Stephen Cummings, MUFG Americas Holdings’ CEO.

Corporate Executives

Our corporate executives are responsible for executing and managing our business operations within the scope of the authority delegated to them by the board of directors.

Under the Companies Act, at least one corporate executive must be appointed by a resolution of the board of directors. We currently have 19 corporate executives. Under our articles of incorporation, the board of directors shall appoint a president and a deputy president, who, as representative corporate executives, may represent us severally. The term of office of each corporate executive expires at the conclusion of the first meeting of the board of directors convened after the ordinary general meeting of shareholders for the last fiscal year that ends within one year following the corporate executive’s assumption of office.

Under the Companies Act, a resolution of the board of directors is required if any corporate executive wishes to engage in any business that is in competition with us or any transaction with us.

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

As of March 31, 2019, we had approximately 112,700 employees, an increase of approximately 1,600 employees compared with the number of employees as of March 31, 2018. In addition, as of March 31, 2019, we had approximately 32,000 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2019:

Business unit
MUFG Bank:
Retail & Commercial Banking Business Unit	20%
Japanese Corporate & Investment Banking Business Unit	3
Global Corporate & Investment Banking Business Unit	2
Global Commercial Banking Business Unit	31
Global Markets Business Unit	1
Corporate Center/Corporate Staff	20
Mitsubishi UFJ Trust and Banking:
Trust-Banking	4
Trust Assets	4
Real Estate	1
Global Markets	1
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Sales Marketing Business Unit	3
Global Investment Banking Business Unit	1
Global Markets Business Unit	0
International Business Unit	1
Corporate Center and Others	2
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	0
Systems Division	0
Corporate Division	0
Others	2

100%

Location
MUFG Bank:
Japan	30%
United States	12
Europe	2
Asia/Oceania excluding Japan	33
Other areas	1
Mitsubishi UFJ Trust and Banking:
Japan	9
United States	1
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	5
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	3
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2019, we had 695,521 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2019, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue(3)
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	738,305,200	5.40%
Japan Trustee Services Bank, Ltd. (Trust account)(1)	679,609,600	4.97
SSBTC CLIENT OMNIBUS ACCOUNT	338,906,515	2.47
Japan Trustee Services Bank, Ltd. (Trust account 5)(1)	266,418,200	1.94
Japan Trustee Services Bank, Ltd. (Trust account 9)(1)	205,451,700	1.50
Government of Norway	194,590,625	1.42
JP Morgan Chace Bank 385151	193,449,305	1.41
State Street Bank West Client-Treaty 505234	189,409,851	1.38
Japan Trustee Services Bank, Ltd. (Trust account 1)(1)	177,577,500	1.29
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	175,825,882	1.28

Total	3,159,544,378	23.11%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our ADSs.
(3)	Numbers are truncated after two decimal points.
(4)	According to a beneficial ownership report on Schedule 13G filed with the SEC by BlackRock Inc. on February 6, 2019, BlackRock and its consolidated subsidiaries beneficially owned an aggregate of 5.6% of the outstanding shares of our common stock as of December 31, 2018. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.

As of March 31, 2019, 1,806,395 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate executives.

As of March 31, 2019, 1,893,888,527 shares, representing 13.85% of our outstanding common stock, were owned by 408 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 175,825,882 shares, or 1.28%, of our total issued shares of common stock.

Our major shareholders do not have different voting rights.

B.	Related Party Transactions

As of March 31, 2019, we held approximately 24.0% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012. In April 2018, we entered into a sales plan with Morgan Stanley and Morgan Stanley & Co. LLC, pursuant to which we will sell portions of the shares of Morgan Stanley common stock that we hold to Morgan Stanley through Morgan Stanley & Co. LLC acting as agent for Morgan Stanley to the extent necessary to ensure that our beneficial ownership will remain below 24. 9%.

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

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2019, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectability or present other unfavorable features.

None of our directors or corporate executives, nor any of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party.

No loans have been made to our directors or corporate executives other than in the normal course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, involving no more than the normal risk of collectability and presenting no other unfavorable features. In addition, no loans have been made to our directors or corporate executives other than as permitted under Section 13(k) of the U.S. Securities Exchange Act and Rule 13k-1 promulgated thereunder.

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

Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of and for the fiscal year ended December 31, 2018, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 26, 2019.

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

On November 8, 2017, MUFG Bank filed suit against the Superintendent of DFS in the U.S. District Court for the Southern District of New York, seeking declaratory and injunctive relief to prevent DFS from exercising further authority over MUFG Bank’s New York Branch and to confirm the validity of the New York Branch’s federal banking license issued by the OCC, effective November 7, 2017. On January 31, 2018, DFS filed an answer denying MUFG Bank’s allegations and asserting defenses to MUFG’s requests for relief, together with counterclaims seeking monetary penalties against MUFG Bank based on purported violations of law alleged to have occurred prior to the federal license conversion. On March 19, 2018, MUFG Bank moved to dismiss all of DFS’s counterclaims as preempted by federal law and for failure to state a claim under New York law. On June 24, 2019 in New York time, MUFG Bank reached a settlement with DFS to resolve the lawsuit. MUFG Bank paid a $33 million settlement payment. This settlement resolves the pending federal civil litigation in its entirety, and does not constitute a regulatory order or involve a monetary penalty.

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

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥11.0 per share of our common stock (in addition to interim dividends of ¥11.0 per share of our common stock) for the fiscal year ended March 31, 2019 were approved by shareholders at the ordinary general meeting of shareholders held on June 27, 2019.

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

The principal market for our common stock is the Tokyo Stock Exchange in Japan. Our common stock is also listed on the Nagoya Stock Exchange in Japan. The listing code assigned to our common stock in Japan is 8306.

In the United States, ADSs, each representing one share of common stock, are quoted on the New York Stock Exchange under the symbol, “MUFG.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The information required by this item is set forth in “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our Articles of Incorporation provides that our corporate purpose is to carry on the following businesses:

•	administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which we may own as our subsidiaries under the Banking Law;

•	any businesses incidental to the foregoing businesses mentioned in the preceding item; and

•	any other businesses in which bank holding companies are permitted to engage under the Banking Law in addition to the foregoing businesses mentioned in the preceding two items.

Board of Directors

For discussion of the provisions of our Articles of Incorporation as they apply to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Common Stock

As of March 31, 2019, a total of 13,667,770,520 shares of common stock (including 745,921,774 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

For a description of our common stock, see Exhibit 2(c) to this Annual Report.

Preferred Stock

We currently have no shares of preferred stock issued.

For a description of preferred stock we are authorized to issue under our Articles of Incorporation, see Exhibit 2(c) to this Annual Report.

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

Non-resident holders of shares who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares of our common stock or ADSs by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends, or an Application Form for the Income Tax Convention, in advance through a paying handling agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide this application service for the non-resident holders. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax with respect to dividends to be paid on or after January 1, 2014, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced rate, or an exemption therefrom, for non-resident holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations, and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2019 because we did not meet either the income test or the asset test. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2020 or any future taxable year due to changes in our income or asset composition and the expiration of the temporary IRS guidance described above. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form. Moreover, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

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

Please refer to the discussion under “Item 4.C. Information on the Company—Organizational Structure.”

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

Implementation of Basel Standards

In determining capital ratios under the FSA guidelines implementing Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2019. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUFG Americas Holdings has adopted a phased rollout of the Internal Ratings-Based Approach. We reflect market risk in our risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines implementing Basel III, we reflect operational risk in our risk-weighted assets by using the Standardized Approach and the Advanced Measurement Approach.

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

MUFG and its major banking subsidiaries apply a uniform credit rating system for asset evaluation and assessment, loan pricing, and quantitative measurement of credit risk. This system also underpins the calculation of capital requirements and the management of credit portfolios. We continually seek to our upgrade credit portfolio management, or CPM, expertise to achieve an improved risk-adjusted return based on the Group’s credit portfolio status and flexible response capability to economic and other external changes.

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

•

Borrowers requiring close watch (generally corresponding to borrowers in categories 10 through 12 in our ratings), which include loans that have been amended to allow for delays or forgiveness of interest payments, borrowers experiencing difficulty in complying with loan terms and conditions and borrowers that are recording losses or performing badly,

•

Borrowers likely to become bankrupt (generally corresponding to borrowers in category 13 in our ratings), which relate to borrowers who pose a serious risk with respect to debt repayment and with whom loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future,

•

Virtually bankrupt borrowers (generally corresponding to borrowers in category 14 in our ratings), which are not legally bankrupt, but borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations, and

•

Bankrupt borrowers or de facto bankrupt borrowers (generally corresponding to borrowers in category 15 in our ratings), which are borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation proceedings).

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

Based on the borrower and industry information, we assign borrower ratings mainly by applying financial scoring models—either developed internally or by third-party vendors, depending on the borrower’s attributes, whether the borrower is domestic or foreign, whether the borrower is a large corporation or a small and medium-sized corporation, and whether the borrower is a corporate entity or another type of legal entity (such as a school, hospital or fund).

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

When quantifying credit risk amounts using the internal models, MUFG and its major banking subsidiaries consider various parameters, including the probability of default, loss given default, and exposure at default used in their borrower ratings, facility risk ratings and pool assignments as well as any credit concentration risk in particular borrower groups or industry sectors. MUFG and its major banking subsidiaries also share credit portfolio data in appropriate cases.

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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2019 was subject to a variation of approximately ¥3.1billion when TOPIX index moves one point in either direction.

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

Summaries of Market Risks (Fiscal Year Ended March 31, 2019)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2019 was ¥20.84 billion, comprising interest rate risk exposure of ¥20.58 billion, foreign exchange risk exposure of ¥4.44 billion, and equity-related risk exposure of ¥1.55 billion. Compared with the VaR as of March 31, 2018, we experienced an increase in market risk during the fiscal year ended March 31, 2019, primarily due to an increase in interest rate risk.

Our average daily VaR for the fiscal year ended March 31, 2019 was ¥14.25 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 67%, foreign exchange risk for approximately 23% and equity-related risk for approximately 10%, of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2017—March 31, 2018	Average	Maximum(1)	Minimum(1)	March 31, 2018
	(in billions)
MUFG	¥13.58	¥18.46	¥11.29	¥13.27
Interest rate	13.28	16.93	11.47	12.79
Yen	6.59	9.79	4.70	6.72
U.S. Dollars	5.96	8.46	3.94	4.63
Foreign exchange	4.66	7.69	2.62	3.83
Equities	1.81	5.72	0.62	1.99
Commodities	0.01	0.20	0.00	0.00
Less diversification effect	(6.18)	—	—	(5.34)

April 1, 2018—March 31, 2019	Average	Maximum(1)	Minimum(1)	March 31, 2019
	(in billions)
MUFG	¥14.25	¥35.71	¥11.42	¥20.84
Interest rate	13.32	20.94	10.78	20.58
Yen	5.52	9.45	3.44	4.40
U.S. Dollars	5.28	11.23	3.27	11.03
Foreign exchange	4.52	7.26	3.10	4.44
Equities	2.06	26.66	0.98	1.55
Commodities	0.00	0.05	0.00	0.00
Less diversification effect	(5.65)	—	—	(5.73)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2019 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2018	¥13.84
July—September 2018	13.71
October—December 2018	14.51
January—March 2019	14.96

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2019, the revenue from our trading activities has been relatively stable, keeping positive numbers in 244 days out of 259 trading days in the period. During the same period, there were 62 days with positive revenue exceeding ¥1 billion and 1 day with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2019, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥315.5 billion. Market risk related to interest rates equaled ¥283.1 billion and equities-related risk equaled ¥202.5 billion. Compared with the VaR as of March 31, 2018, we experienced a decrease in market risk during the fiscal year ended March 31, 2019, primarily due to a decrease in interest rate risk and equities-related risk. For a description of our strategic equity investment risk management, see “—Risk Management of Strategic Equity Portfolio.”

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 58% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2019, the yen accounted for approximately 44% while the U.S. dollar accounted for approximately 32%, and the euro approximately 24%.

The following tables set forth the VaR related to our non-trading activities by risk category for the periods indicated:

April 1, 2017—March 31, 2018	Average	Maximum(1)	Minimum(1)	March 31, 2018
	(in billions)
Interest rate	¥305.2	¥330.1	¥270.1	¥304.9
Yen	236.1	253.5	212.6	231.2
U.S. Dollars	146.2	174.1	116.5	128.5
Foreign exchange	8.0	10.8	3.4	10.0
Equities(2)	233.1	271.9	171.0	225.9
Less diversification effect	(151.7)	—	—	(154.9)
Total	394.6	440.5	348.4	385.9

April 1, 2018—March 31, 2019	Average	Maximum(1)	Minimum(1)	March 31, 2019
	(in billions)
Interest rate	¥290.3	¥309.8	¥265.2	¥283.1
Yen	219.2	240.3	169.6	169.6
U.S. Dollars	114.0	140.8	85.9	122.2
Foreign exchange	9.5	11.2	2.8	4.0
Equities(2)	215.6	245.1	147.4	202.5
Less diversification effect	(170.1)	—	—	(174.1)
Total	345.3	399.2	308.0	315.5

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)	The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2019 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2018	¥370.5
July—September 2018	352.0
October—December 2018	326.1
January—March 2019	332.7

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2019 against that as of March 31, 2018, there was a 9 percentage point decrease in the Japanese yen from 53% to 44%, a 2 percentage point increase in the U.S. dollar from 30% to 32%, and a 7 percentage point increase in the euro from 17% to 24%.

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

Hypothetical losses never exceeded VaR in the fiscal year ended March 31, 2019. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2019:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2019:

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

In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing. Through the daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of March 31, 2019, we held a total trading activity position subject to estimated maximum potential losses of ¥15.4 billion as compared to ¥8.8 billion as of March 31, 2018. In addition, the holding company and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. The holding company and major subsidiaries also measure stressed VaR relating to their trading activities based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.

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

Operational Risk Management

Operational risk refers to the risk of loss caused by either internal control issues such as inadequate operational processes or misconduct, system failures, or external factors such as serious political instability, major terrorist activity, health epidemics or natural disasters. The term includes a broad range of risks that could lead to losses, including operations risk, information risk, IT risk, tangible asset risk, personnel risk, incompliance with laws and regulations risk, and legal risk. These risks that comprise operational risk are referred to as sub-category risks.

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

System development projects are managed and overseen by a team dedicated to perform such management and oversight functions, and the development status of any mission-critical IT systems is reported regularly to senior management.

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

Specifically, we have established our MUFG Group Code of Conduct as the basic guideline for the Group’s directors and employees. In addition, a compliance management division has been established at each of the holding company and the major subsidiaries. See “—Compliance” below.

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

Reputation Risk Management

Reputation risk refers to the risk of harm to our corporate value arising from perceptions of our customers, shareholders, investors or other stakeholders and in the market or society that we deviate from their expectations or confidence. We recognize that such risk, if materialized, can have a material negative impact on our business and continue to work on enhancing our framework designed to appropriately manage the risk based on our Corporate Vision, MUFG Group Code of Conduct, and other rules and codes of the Group.

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

Compliance

Basic Policy

We have clarified our mission, our vision and our values in the Corporate Vision and have expressed our commitment to meeting the expectations of customers and society as a whole. Furthermore, we have established MUFG Group Code of Conduct as the guidelines for how the Group’s directors and employees act to realize the Corporate Vision, in which we have expressed our commitment to complying with laws and regulations, to acting with honesty and integrity, and to behaving in a manner that supports and strengthens the trust and confidence of society.

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

MUFG Group Code of Conduct

The Code of Conduct encapsulates the standards that guide staff conduct and decision-making in our day-to-day business activities under the MUFG Corporate Vision. It is designed to provide guidance in times of doubt, or when we find it difficult to know if we are making the right choice.

Chapter 1 deals with the attitude we should adopt with our customers.

Acting with honesty and integrity and pursuing the best interests of our customers is a core component of our business practices.

Chapter 2 presents a set of standards designed to help us fulfill our responsibilities as a good corporate citizen.

MUFG’s reputation depends upon the trust and confidence of our customers and other stakeholders, including local communities, and we are responsible to society on a global level.

Chapter 3 describes the actions and mindset that will create a stimulating and supportive working environment as MUFG continues to grow.

Our success depends on building and maintaining a dynamic workplace where all staff can reach their full potential in ways that support our customers and make a valuable contribution to society as a whole.

Chapter 1.Customer Focus

Our customers are at the center of everything we do, and should always be the focus of our thoughts. Our aim should be to win the trust and confidence of our customers at all times. MUFG exists today because of the trust and confidence that customers have placed in us over many years. Our role is to increase and strengthen this bedrock of trust and confidence. Our activities are not driven by the prospect of short-term gains. Instead, we look to build ongoing relationships with our customers to support their long-term growth.

1-1 Honesty and Integrity

Our customers are at the center of everything we do. We carry out fair and transparent corporate activities with honesty and integrity. We treat customer assets with care and respect and strive always to ensure that our actions do not unjustly damage our customers’ interests.

1-2 Ensuring Quality

To build lasting relationships of trust and confidence with our customers, we listen carefully to what our customers are telling us, and maintain thoroughgoing quality control of all our products and services, from planning and development to provision and subsequent revisions, with a view to further enhancing quality.

1-3 Exceeding Customer Expectations

We aim to meet the diverse needs of our customers worldwide, and to provide services exceeding their expectations through the highest standards of professionalism, by leveraging our global network and the consolidated strengths of the entire Group.

Chapter 2 Responsibility as a Corporate Citizen

As we develop our business globally, we comply with all the domestic and international laws and rules that may apply. We do all we can to maintain stability and confidence in the global financial system, and contribute to the sound and healthy growth of society. Aware of the responsibility each of us has as a member of MUFG, we carry out fair and transparent corporate activities with honesty and integrity, in a manner that supports and strengthens the trust and confidence MUFG has earned from society over many years.

2-1 Adherence to Laws and Rules

In addition to adhering strictly to all domestic and international laws and rules, we strive to do the right thing based on our strict code of ethics.

Violations of laws or rules damage the vital social infrastructure of the financial system and lead to a loss of trust in MUFG. We strictly abide by all laws and rules relating to our business, including the prohibition of insider trading, ban on unfair trading practices, anti-bribery and corruption and appropriate disclosure.

2-2 Prevention of Financial Crime

We have zero tolerance for financial crime or any attempt to circumvent the rules and procedures aimed at preventing financial crime. We take all reasonable steps possible to prevent our products and services being used by individuals or entities involved in illegal or improper activities such as money laundering and terrorist financing.

2-3 Contributing to Society

We respect the history, cultures, and customs of different countries and regions around the world, and work to contribute to the development of local and global communities and the protection of the environment throughout our corporate activities and the social volunteer efforts of our staff.

Chapter 3 Attitudes and Behaviors in the Workplace

We strive to respond and adapt promptly to the diversifying and evolving needs of our customers and the rapidly changing environment in which we work. The working environment at MUFG fosters mutual respect, enables individuals to make the most of their abilities as professionals, and maximizes the power of teamwork across regions and different areas of business, encouraging all staff to embrace new challenges. We work always to protect and maintain the tangible and intangible assets and property that MUFG has accumulated.

3-1 Challenge Ourselves to Grow

We strive to enhance our knowledge, expertise, and potential and maximize the power of teamwork. We believe that the changing business environment represents opportunity and are always ready to embrace new challenges in new fields.

3-2 Collaborative and Professional Working Environment

We respect the human rights and diversity of all MUFG staff. We do not engage in or tolerate any form of discrimination or harassment or any other behavior that infringes these beliefs.

3-3 Protecting MUFG’s Assets and Property

We protect the tangible and intangible assets and property of MUFG and individual Group entities, and do not tolerate any behavior that might damage these assets.

3-4 Reporting Problem Situations and Seeking Advice

If you become aware of conduct that contravenes the law, company regulations, or the provisions of this Code of Conduct, or any other problem situations, you should promptly report the matter and seek advice from a supervisor or issue a report via MUFG’s whistleblowing system.

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

Internal Audit

Role of Internal Audit

Internal Audit aims to evaluate and assist in the improvement of the effectiveness of governance, risk management and control processes with high proficiency and independence, thereby contributing to the enhancement of the corporate value of the MUFG Group and to the achievement of the Group’s corporate vision. Internal Audit covers all aspects of the Group’s business activities and discusses and evaluates the management and operational frameworks and the implementation of business operations from legal compliance, rationality and efficiency perspectives, beyond checking compliance with defined procedures.

In addition, Internal Audit provides instructions and recommendations for operational improvement to audited divisions and reports to senior management on such instructions and recommendations, thereby contributing to safeguarding and development of the Group’s assets.

Three Lines of Defense Framework

Risk management is conducted at multiple levels within a business organization, including front-office divisions in charge of managing specific categories of risk, a compliance division, and an internal audit division.

As for financial institutions, including the MUFG Group, based on the experience of past financial crises, the traditional risk management structure that was heavily dependent on front-office divisions has been under close scrutiny. As a result, there is an increasing expectation for financial institutions to achieve more effective risk management through, for example, appropriate allocation of risk management roles and responsibilities among various divisions.

Cognizant of the importance of these developments, we have adopted the concept of “Three Lines of Defense” where the roles and responsibilities of each division in risk management are defined, classifying divisions within a financial institution into “the 1st Line of Defense”, “the 2nd Line of Defense” and “the 3rd Line of Defense”.

Line	Divisions	Roles
The 1st Line of Defense	Business divisions and client-facing divisions	• Undertake risks within the extent of risk exposure assigned • Responsible and accountable for identifying, evaluating and controlling business risks

The 2nd Line of Defense	Risk management division, compliance division, etc.	• Ensure that risks are appropriately identified and managed by the 1st Line of Defense

The 3rd Line of Defense	Internal audit division	• Independently evaluate the effectiveness of the governance, risk management, and control processes implemented by the 1st and 2nd Lines of Defense

Internal Audit plays an essential role in the Group’s risk management through ongoing communications with the 1st and 2nd Lines of Defense, while maintaining independence.

Group Internal Audit Framework

The MUFG Group has internal audit functions at the holding company level as well as at the subsidiary level, which are designed to ensure proficiency and independence through effective collaboration.

The internal audit division of the holding company receives reports from the internal audit divisions of subsidiaries on the status and results of their internal audits and provides them with instructions and evaluations as needed.

Reports to the Audit Committee

The holding company has an audit committee within its board of directors as required by the Companies Act of Japan, and each of the major subsidiaries has established an audit and supervisory committee or an internal audit and compliance committee. Within each of the holding company and the major subsidiaries, the internal audit division reports to the committee on important matters, including governing principles for internal audit plans and the status and results of internal audits.

MUFG Internal Audit Activity Charter

In April 2019, we adopted “MUFG Internal Audit Activity Charter”, which defines our basic policies for Internal Audit, including its mission, purposes, responsibilities, and roles.

This charter is designed to encourage Internal Audit staff to conduct internal audits in accordance with the global standards set by the Institute of Internal Auditors, an international organization established for, among other purposes, formulating practical internal audit standards.

Item 12.	Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

For a description of ADSs, each representing one share of our common stock, see Exhibit 2(c) to this Annual Report.

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

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property Each cancellation of an ADR, including if the agreement terminates

$0.02 (or less) per ADS	Any cash distribution, to the extent permitted by any securities exchange on which the ADSs may be listed for trading

A fee equivalent to the fee that would be payable if securities distributed to the ADS holder had been shares and the shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to registered ADS holders

Registration or transfer fees	Transfer and registration of shares on the share register from your name to the name of The Bank of New York Mellon or its agent and vice versa when you deposit or withdraw shares

Expenses of The Bank of New York Mellon	Conversion of foreign currency to U.S. dollars, as well as cable, telex and facsimile transmission expenses

Taxes and other governmental charges The Bank of New York Mellon or MUFG Bank, as custodian, have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Fees Waived or Paid by the Depositary

The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include the expenses relating to the delivery of annual reports, dividend fund remittances, stationery, postage and photocopying. For the fiscal year ended March 31, 2019, the Depositary waived $135,030.16 of standard out-of-pocket expenses.

The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based and conditioned on the number of outstanding ADSs and the amount of dividend fees collected by the Depositary. For the fiscal year ended March 31, 2019, the Depositary reimbursed us $1.0 million for such expenses.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2019.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2019 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2019.

The effectiveness of our internal control over financial reporting as of March 31, 2019 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 208.

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

To the Board of Directors and the Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2019, of the MUFG Group and our report dated July 10, 2019, expressed an unqualified opinion on those financial statements.

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

July 10, 2019

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that Mr. Akira Yamate, an outside director, is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is, and has remained since his assumption of office as a member of our audit committee, “independent” as defined in the listing standards of the NYSE. Mr. Yamate has spent most of his professional carrier as a certified public accountant in Japan, auditing Japanese corporations, including those registered with the U.S. Securities and Exchange Commission. Mr. Yamate is also the chair of our audit committee.

Item 16B.	Code of Ethics.

We have adopted a code of ethics, which consists of internal rules named MUFG Group Code of Conduct (formerly called Principles of Ethics and Conduct), compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our internal compliance rules were most recently amended on August 2, 2018, reflecting the establishment of a new division within MUFG. A copy of the MUFG Group Code of Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this Annual Report.

No waivers of the MUFG Group Code of Conduct or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2019.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2018 and 2019 are presented in the following table:

	2018	2019
	(in millions)
Audit fees	¥8,032	¥8,079
Audit-related fees	199	119
Tax fees	307	172
All other fees	97	119

Total	¥8,635	¥8,489

The description of our fees billed for each category described above is as follows:

Audit fees—Audit fees are primarily for an annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements and attestation services relating to the internal controls over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% of the total fees paid to Deloitte Touche Tohmatsu LLC for the fiscal year ended March 31, 2018 and approximately 0.3% of the total fees paid to Deloitte Touche Tohmatsu LLC for the fiscal year ended March 31, 2019.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2018	2,201	¥701.82	—	—
May 1 to May 31, 2018	1,468,484	710.73	37,173,600	62,826,400
June 1 to June 30, 2018	1,880	670.07	35,247,100	27,579,300
July 1 to July 31, 2018	5,778	647.41	—	—
August 1 to August 31, 2018	5,168	676.63	—	—
September 1 to September 30, 2018	2,458	688.15	—	—
October 1 to October 31, 2018	195,987	713.55	—	—
November 1 to November 30, 2018	108,019	639.05	74,549,800	125,450,200
December 1 to December 31, 2018	30,509	613.94	85,287,000	40,163,200
January 1 to January 31, 2019	31,068	570.64	—	—
February 1 to February 28, 2019	18,478	580.40	—	—
March 1 to March 31, 2019	9,202	572.09	—	—

Total	1,879,232	¥646.45	232,257,500	—

Notes:
(1)	The shares purchased were shares constituting less than one unit (100 shares) purchased from registered holders of the shares and shares purchased pursuant to applicable Japanese law from shareholders who have not responded to communications sent to their registered addresses for five consecutive years or more and by whom dividend payments have not been received for five consecutive years, each at the current market price.
(2)	During May and June 2018, we repurchased 72,420,700 shares of our common stock for ¥49,999,969,714 under a share repurchase program that was adopted on May 15, 2018 and completed in June 2018. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 100,000,000 shares of our common stock and an aggregate of ¥50.0 billion between May 16, 2018 and June 30, 2018. All of the repurchased shares were cancelled on July 20, 2018.
During November and December 2018, we repurchased 159,836,800 shares of our common stock for ¥99,999,974,078 under a share repurchase program that was adopted on November 13, 2018 and completed in December 2018. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 200,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 14, 2018 and December 31, 2018. All of the repurchased shares were cancelled on January 22, 2019.

We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2019.

In May 2018, 13,049,600 shares were purchased by the trustee of the trust for the first performance-based stock compensation plan. In connection with the MUFG Americas Holdings Corporation Stock Bonus Plan, 8,149,808 ADSs were purchased by the trustee of the independent trust between April 1, 2018 and March 31, 2019. For descriptions of our stock compensation and bonus plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

As of the date of this Annual Report, we have nine outside directors as members of our board of directors, which consists of a total of sixteen members. Under our governance system, we are required to have outside directors on each of our nominating, audit and compensation committees, constituting a majority of its members. For a description of an outside director, see “Item 6.C. Directors and Senior Management—Board Practices.”

The Tokyo Stock Exchange rules require listed companies, including us, to identify at least one individual who the company believes is unlikely to have a conflict of interest with general shareholders and have such individual serve as an independent director or outside corporate auditor.

Further, a listed company with fewer than two outside directors who are considered independent based on such internal standards as the company establishes pursuant to the Tokyo Stock Exchange requirements must publicly disclose the reason for not having at least two such directors on its board of directors. In addition, if a listed company determines that at least one-third of the members of its board of directors should be independent outside directors, the listed company must disclose its policy relating to the determination. We have adopted and made public our corporate governance policy providing, among other things, that, in general, half of the members of our board of directors will be independent outside directors.

2. A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors.

Under the Companies Act, we are required to have an audit committee consisting of at least three non-executive directors, and the majority of its members must be outside directors. Currently, our audit committee consists of three outside directors and two non-executive directors. Our audit committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, including the independence requirements thereunder except as disclosed in “Item 6.C. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

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

Under the Companies Act, an equity compensation plan for directors and corporate executives is deemed to be compensation for the services performed by the company’s directors and corporate executives. Our compensation committee establishes the policy with respect to the determination of the individual compensation of our directors and corporate executives, including equity compensation in the form of performance-based stock compensation plan, and determines individual compensation in accordance with the policy. Under the Companies Act, a public company with board audit, compensation and nominating committees seeking to introduce a performance-based stock compensation plan must obtain the approval of its compensation committee, not its shareholders.

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

We have adopted a code of conduct, compliance rules, compliance manual and rules of employment, which meet the definition of “code of ethics” in “Item 16B. Code of Ethics.”

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

Our consolidated financial statements are included in this Annual Report, as required by this item, starting on page F-1.

Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of and for the fiscal year ended December 31, 2018, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 26, 2019.

Item 19.	Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on July 6, 2018 (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English Translation)**

1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

2(a)	Form of American Depositary Receipt*

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder*

2(c)	Description of Securities

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit	Description

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)

15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2019***

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2019****

99(c)	Financial Statements and Supplementary Data of Morgan Stanley*****

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**	Incorporated by reference to our registration statement on Form S-8 (File No. 333-230590) filed on March 29, 2019.
***	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-229697) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-229697) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****	Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 26, 2019.

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

I.	Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2017, 2018 and 2019. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Fiscal years ended March 31,
	2017			2018			2019
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥31,322,995	¥28,975	0.09%	¥31,515,803	¥26,391	0.08%	¥32,727,743	¥31,287	0.10%
Foreign	7,118,443	49,760	0.70	7,889,777	100,217	1.27	9,025,391	152,040	1.68

Total	38,441,438	78,735	0.20	39,405,580	126,608	0.32	41,753,134	183,327	0.44

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	5,825,863	2,116	0.04	7,703,606	7,246	0.09	6,429,788	5,920	0.09
Foreign	8,259,160	59,263	0.72	7,873,112	77,447	0.98	7,594,119	149,788	1.97

Total	14,085,023	61,379	0.44	15,576,718	84,693	0.54	14,023,907	155,708	1.11

Trading account assets:
Domestic	3,818,370	24,262	0.64	4,737,292	27,126	0.57	5,204,308	31,284	0.60
Foreign	23,111,674	431,598	1.87	20,012,444	405,469	2.03	19,467,632	468,440	2.41

Total	26,930,044	455,860	1.69	24,749,736	432,595	1.75	24,671,940	499,724	2.03

Investment securities(1):
Domestic	35,863,993	219,443	0.61	34,659,859	183,622	0.53	35,073,801	202,755	0.58
Foreign	6,583,759	151,701	2.30	6,891,939	160,279	2.33	7,782,349	195,448	2.51

Total	42,447,752	371,144	0.87	41,551,798	343,901	0.83	42,856,150	398,203	0.93

Loans(2):
Domestic	68,348,115	743,683	1.09	65,985,440	757,623	1.15	65,843,445	777,306	1.18
Foreign	48,940,077	1,279,966	2.62	51,779,709	1,513,596	2.92	52,258,780	1,799,111	3.44

Total	117,288,192	2,023,649	1.73	117,765,149	2,271,219	1.93	118,102,225	2,576,417	2.18

Total interest-earning assets:
Domestic	145,179,336	1,018,479	0.70	144,602,000	1,002,008	0.69	145,279,085	1,048,552	0.72
Foreign	94,013,113	1,972,288	2.10	94,446,981	2,257,008	2.39	96,128,271	2,764,827	2.88

Total	239,192,449	2,990,767	1.25	239,048,981	3,259,016	1.36	241,407,356	3,813,379	1.58

Non-interest-earning assets:
Cash and due from banks	21,989,856			34,040,675			33,631,665
Other non-interest-earning assets	47,775,376			48,549,541			46,952,826
Allowance for credit losses	(1,018,982)			(1,049,265)			(699,000)

Total non-interest-earning assets	68,746,250			81,540,951			79,885,491

Total assets	¥307,938,699			¥320,589,932			¥321,292,847

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an insignificant amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2017			2018			2019
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥117,156,484	¥45,790	0.04%	¥123,141,060	¥58,779	0.05%	¥124,661,909	¥67,948	0.05%
Foreign	38,411,021	301,640	0.79	41,421,717	456,089	1.10	41,945,626	649,418	1.55

Total	155,567,505	347,430	0.22	164,562,777	514,868	0.31	166,607,535	717,366	0.43

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	22,024,053	82,162	0.37	17,913,277	113,805	0.64	17,201,589	188,009	1.09
Foreign	10,765,446	20,425	0.19	10,138,998	56,955	0.56	9,204,904	149,536	1.62

Total	32,789,499	102,587	0.31	28,052,275	170,760	0.61	26,406,493	337,545	1.28

Due to trust account—Domestic	3,122,190	207	0.01	3,065,511	109	0.00	3,062,655	124	0.00

Other short-term borrowings and trading account liabilities:
Domestic	3,644,192	11,679	0.32	3,768,213	11,012	0.29	2,714,678	13,452	0.50
Foreign	5,435,977	49,458	0.91	6,476,232	82,523	1.27	7,184,301	141,697	1.97

Total	9,080,169	61,137	0.67	10,244,445	93,535	0.91	9,898,979	155,149	1.57

Long-term debt:
Domestic	20,358,348	173,634	0.85	25,277,891	183,944	0.73	25,558,707	234,603	0.92
Foreign	2,604,585	84,644	3.25	2,654,153	65,539	2.47	3,108,828	73,194	2.35

Total	22,962,933	258,278	1.12	27,932,044	249,483	0.89	28,667,535	307,797	1.07

Total interest-bearing liabilities:
Domestic	166,305,267	313,472	0.19	173,165,952	367,649	0.21	173,199,538	504,136	0.29
Foreign	57,217,029	456,167	0.80	60,691,100	661,106	1.09	61,443,659	1,013,845	1.65

Total	223,522,296	769,639	0.34	233,857,052	1,028,755	0.44	234,643,197	1,517,981	0.65

Non-interest-bearing liabilities	69,405,574			71,309,802			70,572,971

Total equity	15,010,829			15,423,078			16,076,679

Total liabilities and equity	¥307,938,699			¥320,589,932			¥321,292,847

Net interest income and interest rate spread		¥2,221,128	0.91%		¥2,230,261	0.92%		¥2,295,398	0.93%

Net interest income as a percentage of total interest-earning assets			0.93%			0.93%			0.95%

The percentage of total average assets attributable to foreign activities was 37.3%, 36.6% and 36.8%, respectively, for the fiscal years ended March 31, 2017, 2018 and 2019.

The percentage of total average liabilities attributable to foreign activities was 38.1%, 36.9% and 37.0%, respectively, for the fiscal years ended March 31, 2017, 2018 and 2019.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017, and the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018.

	Fiscal year ended March 31, 2017 versus fiscal year ended March 31, 2018			Fiscal year ended March 31, 2018 versus fiscal year ended March 31, 2019
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥177	¥(2,761)	¥(2,584)	¥1,046	¥3,850	¥4,896
Foreign	5,908	44,549	50,457	15,865	35,958	51,823

Total	6,085	41,788	47,873	16,911	39,808	56,719

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	865	4,265	5,130	(1,176)	(150)	(1,326)
Foreign	(2,885)	21,069	18,184	(2,838)	75,179	72,341

Total	(2,020)	25,334	23,314	(4,014)	75,029	71,015

Trading account assets:
Domestic	5,430	(2,566)	2,864	2,763	1,395	4,158
Foreign	(60,886)	34,757	(26,129)	(11,301)	74,272	62,971

Total	(55,456)	32,191	(23,265)	(8,538)	75,667	67,129

Investment securities(2):
Domestic	(7,170)	(28,651)	(35,821)	2,216	16,917	19,133
Foreign	7,156	1,422	8,578	21,730	13,439	35,169

Total	(14)	(27,229)	(27,243)	23,946	30,356	54,302

Loans:
Domestic	(26,254)	40,194	13,940	(1,634)	21,317	19,683
Foreign	77,153	156,477	233,630	14,127	271,388	285,515

Total	50,899	196,671	247,570	12,493	292,705	305,198

Total interest income:
Domestic	(26,952)	10,481	(16,471)	3,215	43,329	46,544
Foreign	26,446	258,274	284,720	37,583	470,236	507,819

Total	¥(506)	¥268,755	¥268,249	¥40,798	¥513,565	¥554,363

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2017 versus fiscal year ended March 31, 2018			Fiscal year ended March 31, 2018 versus fiscal year ended March 31, 2019
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥2,436	¥10,553	¥12,989	¥734	¥8,435	¥9,169
Foreign	25,194	129,255	154,449	5,839	187,490	193,329

Total	27,630	139,808	167,438	6,573	195,925	202,498

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	(17,597)	49,240	31,643	(4,692)	78,896	74,204
Foreign	(1,256)	37,786	36,530	(5,708)	98,289	92,581

Total	(18,853)	87,026	68,173	(10,400)	177,185	166,785

Due to trust account—Domestic	(4)	(94)	(98)	—	15	15

Other short-term borrowings and trading account liabilities:
Domestic	388	(1,055)	(667)	(3,693)	6,133	2,440
Foreign	10,690	22,375	33,065	9,845	49,329	59,174

Total	11,078	21,320	32,398	6,152	55,462	61,614

Long-term debt:
Domestic	38,127	(27,817)	10,310	2,065	48,594	50,659
Foreign	1,582	(20,687)	(19,105)	10,816	(3,161)	7,655

Total	39,709	(48,504)	(8,795)	12,881	45,433	58,314

Total interest expense:
Domestic	23,350	30,827	54,177	(5,586)	142,073	136,487
Foreign	36,210	168,729	204,939	20,792	331,947	352,739

Total	¥59,560	¥199,556	¥259,116	¥15,206	¥474,020	¥489,226

Net interest income:
Domestic	¥(50,302)	¥(20,346)	¥(70,648)	¥8,801	¥(98,744)	¥(89,943)
Foreign	(9,764)	89,545	79,781	16,791	138,289	155,080

Total	¥(60,066)	¥69,199	¥9,133	¥25,592	¥39,545	¥65,137

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio

The following table shows information as to the value of our Available-for-sale debt securities, Held-to-maturity debt securities, and Marketable equity securities at March 31, 2017, 2018 and 2019:

	At March 31,
	2017			2018			2019
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions)
Available-for-sale debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥25,435,570	¥25,826,288	¥390,718	¥24,272,345	¥24,567,904	¥295,559	¥23,748,558	¥24,077,696	¥329,138
Corporate bonds	899,572	917,170	17,598	923,912	935,965	12,053	988,137	999,707	11,570
Other securities	1,844,358	1,851,402	7,044	2,581,942	2,589,367	7,425	3,377,266	3,402,696	25,430

Total domestic	28,179,500	28,594,860	415,360	27,778,199	28,093,236	315,037	28,113,961	28,480,099	366,138

Foreign:
U.S. Treasury and other U.S. government agencies bonds	1,075,244	1,060,868	(14,376)	1,400,997	1,366,456	(34,541)	1,722,943	1,710,328	(12,615)
Other government and official institution bonds	1,087,653	1,089,061	1,408	806,665	805,236	(1,429)	925,931	931,091	5,160
Mortgage-backed securities	913,118	898,301	(14,817)	1,229,111	1,214,211	(14,900)	1,138,101	1,115,714	(22,387)
Other securities	1,303,443	1,308,595	5,152	1,341,697	1,353,975	12,278	1,273,551	1,281,271	7,720

Total foreign	4,379,458	4,356,825	(22,633)	4,778,470	4,739,878	(38,592)	5,060,526	5,038,404	(22,122)

Total	¥32,558,958	¥32,951,685	¥392,727	¥32,556,669	¥32,833,114	¥276,445	¥33,174,487	¥33,518,503	¥344,016

Held-to-maturity debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,100,955	¥1,144,070	¥43,115	¥1,100,807	¥1,141,019	¥40,212	¥1,100,701	¥1,142,320	¥41,619
Other securities	100	100	—	—	—	—	—	—	—

Total domestic	1,101,055	1,144,170	43,115	1,100,807	1,141,019	40,212	1,100,701	1,142,320	41,619

Foreign:
U.S. Treasury and other U.S. government agencies bonds	60,910	62,023	1,113	59,330	59,610	280	138,731	138,712	(19)
Other government and official institution bonds	225	225	—	—	—	—	—	—	—
Mortgage-backed securities	1,146,828	1,143,938	(2,890)	1,057,612	1,047,635	(9,977)	1,071,257	1,051,135	(20,122)
Asset-backed securities	1,278,303	1,287,395	9,092	1,365,192	1,372,408	7,216	2,131,212	2,120,780	(10,432)

Total foreign	2,486,266	2,493,581	7,315	2,482,134	2,479,653	(2,481)	3,341,200	3,310,627	(30,573)

Total	¥3,587,321	¥3,637,751	¥50,430	¥3,582,941	¥3,620,672	¥37,731	¥4,441,901	¥4,452,947	¥11,046

Marketable equity securities:
Domestic:
Marketable equity securities	—	¥6,115,213	—	—	¥6,544,938	—	—	¥6,331,815	—

Total domestic	—	6,115,213	—	—	6,544,938	—	—	6,331,815	—

Foreign:
Marketable equity securities	—	23,201	—	—	126,646	—	—	26,728	—

Total foreign	—	23,201	—	—	126,646	—	—	26,728	—

Total	—	¥6,138,414	—	—	¥6,671,584	—	—	¥6,358,543	—

Nonmarketable equity securities presented in Equity securities in the accompanying consolidated financial statements were primarily carried at cost of ¥529,869 million, ¥538,251 million and ¥591,237 million, at March 31, 2017, 2018 and 2019, respectively. The corresponding fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Equity securities were carried at fair value of ¥26,292 million, ¥28,359 million and ¥27,820 million, at March 31, 2017, 2018 and 2019, respectively.

The following table presents the book values, maturities and weighted average yields of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2019. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥11,552,613	0.10%	¥7,382,959	0.27%	¥2,096,074	0.48%	¥3,046,050	0.98%	¥24,077,696	0.29%
Corporate bonds	138,369	0.26	688,730	0.17	131,541	0.45	41,067	0.68	999,707	0.24
Other securities	119,015	0.34	623,929	0.20	2,050,169	0.23	609,583	0.27	3,402,696	0.23

Total domestic	11,809,997	0.11	8,695,618	0.26	4,277,784	0.36	3,696,700	0.85	28,480,099	0.28

Foreign:
U.S. Treasury and other U.S. government agencies bonds	149,312	1.40	794,520	1.93	766,496	2.23	—	—	1,710,328	2.02
Other government and official institution bonds	290,403	1.83	613,530	1.97	19,967	3.18	7,191	1.80	931,091	1.95
Mortgage-backed securities	34	—	26,283	1.50	149,751	2.25	939,646	2.97	1,115,714	2.83
Other securities	290,000	1.30	718,039	2.21	102,286	3.30	170,946	3.15	1,281,271	2.22

Total foreign	729,749	1.53	2,152,372	2.03	1,038,500	2.36	1,117,783	2.99	5,038,404	2.24

Total	¥12,539,746	0.19%	¥10,847,990	0.61%	¥5,316,284	0.76%	¥4,814,483	1.37%	¥33,518,503	0.58%

Held-to-maturity debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥—	—%	¥199,816	0.60%	¥900,885	0.49%	¥—	—%	¥1,100,701	0.51%

Total domestic	—	—	199,816	0.60	900,885	0.49	—	—	1,100,701	0.51

Foreign:
U.S. Treasury and other U.S. government agencies bonds	57,609	1.97	999	8.62	80,123	3.61	—	—	138,731	2.97
Mortgage-backed securities	5,106	1.65	87,340	2.27	111,888	2.35	866,923	2.61	1,071,257	2.55
Asset-backed securities	11,458	1.65	44,336	1.68	312,244	3.72	1,763,174	2.41	2,131,212	2.58

Total foreign	74,173	1.90	132,675	2.12	504,255	3.40	2,630,097	2.48	3,341,200	2.59

Total	¥74,173	1.90%	¥332,491	1.21%	¥1,405,140	1.53%	¥2,630,097	2.48%	¥4,441,901	2.07%

Other than U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of the individual issuers held in our investment securities portfolio exceeded 10% of the consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2019.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and industry of the borrower at March 31 for each of the five fiscal years ended March 31, 2019. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2015	2016	2017	2018	2019
	(in millions)
Domestic:
Manufacturing	¥11,703,428	¥12,158,642	¥11,796,803	¥10,876,625	¥11,153,996
Construction	977,892	913,180	819,262	781,262	717,664
Real estate	10,911,240	11,175,130	11,622,372	11,763,769	11,706,419
Services	2,684,355	2,503,446	2,549,300	2,689,086	2,653,191
Wholesale and retail	8,345,481	7,891,364	7,970,579	7,989,080	7,643,397
Banks and other financial institutions(1)	4,329,964	5,146,932	5,223,906	4,818,364	5,213,020
Communication and information services	1,527,811	1,509,858	1,634,584	1,551,533	1,510,596
Other industries	12,674,004	14,739,826	8,898,712	8,939,291	8,756,483
Consumer	16,720,590	16,397,560	16,491,010	16,287,332	15,802,024

Total domestic	69,874,765	72,435,938	67,006,528	65,696,342	65,156,790

Foreign:
Governments and official institutions	1,052,051	1,125,031	1,037,795	920,538	841,695
Banks and other financial institutions(1)	11,973,021	13,654,335	13,844,964	12,851,570	11,641,373
Commercial and industrial	29,593,255	30,056,474	30,279,641	30,591,173	31,951,169
Other	6,065,782	5,818,747	6,334,551	7,270,928	7,597,502

Total foreign	48,684,109	50,654,587	51,496,951	51,634,209	52,031,739

Total	118,558,874	123,090,525	118,503,479	117,330,551	117,188,529
Unearned income, unamortized premiums—net and deferred loan fees—net	(293,672)	(299,567)	(288,507)	(294,656)	(304,588)

Total(2)	¥118,265,202	¥122,790,958	¥118,214,972	¥117,035,895	¥116,883,941

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥88,927 million, ¥100,889 million, ¥185,940 million, ¥226,923 million and ¥291,794 million at March 31, 2015, 2016, 2017, 2018 and 2019, respectively, which are carried at the lower of cost or fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2019:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥6,212,225	¥3,356,894	¥1,584,877	¥11,153,996
Construction	396,243	225,160	96,261	717,664
Real estate	2,828,822	4,000,616	4,876,981	11,706,419
Services	1,151,797	1,044,960	456,434	2,653,191
Wholesale and retail	5,430,996	1,735,157	477,244	7,643,397
Banks and other financial institutions	3,374,489	1,218,358	620,173	5,213,020
Communication and information services	328,360	751,835	430,401	1,510,596
Other industries	5,563,384	1,994,653	1,198,446	8,756,483
Consumer	2,166,861	3,008,857	10,626,306	15,802,024

Total Domestic	27,453,177	17,336,490	20,367,123	65,156,790

Foreign	20,923,818	18,992,979	12,114,942	52,031,739

Total	¥48,376,995	¥36,329,469	¥32,482,065	¥117,188,529

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2019 are shown below:

	Domestic	Foreign	Total
		(in millions)
Predetermined rate	¥17,217,580	¥4,668,477	¥21,886,057
Floating or adjustable rate	20,486,033	26,439,444	46,925,477

Total	¥37,703,613	¥31,107,921	¥68,811,534

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2019, based on the domicile and type of industry of the borrowers:

	At March 31,
	2015	2016	2017	2018	2019
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥119,052	¥372,875	¥185,124	¥77,188	¥65,921
Construction	20,150	15,256	15,248	10,922	9,877
Real estate	85,625	66,210	50,142	37,853	26,513
Services	54,801	41,056	38,977	31,733	27,115
Wholesale and retail	158,454	132,858	131,545	108,639	94,990
Banks and other financial institutions	5,715	675	2,432	1,145	898
Communication and information services	23,204	20,270	18,711	13,815	11,955
Other industries	19,094	29,715	10,352	37,677	26,110
Consumer	199,665	174,106	161,680	149,491	143,668

Total domestic	685,760	853,021	614,211	468,463	407,047

Foreign:
Governments and official institutions	40	132	—	—	—
Banks and other financial institutions	7,372	14,337	5,902	1,716	1,160
Commercial and industrial	144,609	264,163	301,685	215,601	219,669
Other	75,916	68,514	64,834	67,869	78,780

Total foreign	227,937	347,146	372,421	285,186	299,609

Total	¥913,697	¥1,200,167	¥986,632	¥753,649	¥706,656

Restructured loans:
Domestic	¥735,348	¥459,294	¥682,041	¥557,368	¥511,151
Foreign	144,089	166,240	158,784	137,674	127,931

Total	¥879,437	¥625,534	¥840,825	¥695,042	¥639,082

Accruing loans contractually past due 90 days or more:
Domestic	¥48,050	¥47,919	¥37,650	¥17,356	¥13,621
Foreign(1)	360	314	3,430	2,408	2,778

Total	¥48,410	¥48,233	¥41,080	¥19,764	¥16,399

Total(2)	¥1,841,544	¥1,873,934	¥1,868,537	¥1,468,455	¥1,362,137

Notes:

(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥5,666 million, ¥1,930 million, ¥1,514 million, ¥549 million and ¥234 million of Federal Deposit Insurance Corporation (“FDIC”) covered loans held by MUFG Americas Holdings which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2015, 2016, 2017, 2018 and 2019, respectively.
(2)	The sum of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more includes large groups of smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment, and accruing loans contractually past due 90 days or more. However, these loans are excluded from the impaired loan balances of ¥1,331,123 million and ¥1,209,791 million, at March 31, 2018 and 2019, respectively, disclosed in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2019 was approximately ¥33.8 billion, of which ¥16.3 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2019 was approximately ¥29.9 billion, of which ¥15.9 billion was included in the results of operations for the fiscal year.

Potential Problem Loans

We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual loans, restructured loans and accruing loans past due 90 days or more.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers domiciled in a foreign country which in total exceeded 0.75% of our consolidated total assets at March 31, 2017, 2018 and 2019. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2019, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10 % of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by industry of the borrower for each of the five fiscal years ended March 31, 2019:

	Fiscal years ended March 31,
	2015	2016	2017	2018	2019
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,094,420	¥1,055,479	¥1,111,130	¥1,182,188	¥764,124
Provision for (reversal of) credit losses	86,998	231,862	253,688	(240,847)	34,330
Charge-offs:
Domestic:
Manufacturing	28,413	50,813	30,549	10,621	10,525
Construction	2,066	1,617	647	789	992
Real estate	8,571	1,857	2,318	1,305	619
Services	9,447	5,102	5,225	1,867	4,207
Wholesale and retail	37,477	32,910	17,402	20,979	20,901
Banks and other financial institutions	745	35	—	650	2,523
Communication and information services	3,668	1,173	2,903	1,254	11,309
Other industries	3,158	953	767	29,839	2,758
Consumer	27,148	15,847	22,877	26,786	24,795

Total domestic	120,693	110,307	82,688	94,090	78,629
Total foreign	56,468	88,464	131,070	138,019	95,412

Total	177,161	198,771	213,758	232,109	174,041

Recoveries:
Domestic	22,083	22,357	21,954	22,261	15,467
Foreign	4,412	19,455	21,995	28,849	28,650

Total	26,495	41,812	43,949	51,110	44,117

Net charge-offs	150,666	156,959	169,809	180,999	129,924
Others(1)	24,727	(19,252)	(12,821)	3,782	(10,346)

Allowance for credit losses at end of fiscal year	¥1,055,479	¥1,111,130	¥1,182,188	¥764,124	¥658,184

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥184,460	¥267,293	¥416,221	¥387,250	¥303,719

Balance at end of fiscal year	¥267,293	¥416,221	¥387,250	¥303,719	¥303,867

Provision for credit losses	¥110,494	¥237,189	¥92,689	¥21,889	¥77,338

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.13%	0.13%	0.14%	0.15%	0.11%

Note:

(1)	Others principally include losses (gains) from foreign exchange translation.

The following table shows an allocation of our allowance for credit losses at March 31 for each of the five fiscal years ended March 31, 2019:

	At March 31,
	2015		2016		2017		2018		2019
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥240,013	9.87%	¥321,412	9.88%	¥409,018	9.95%	¥179,799	9.27%	¥108,463	9.52%
Construction	17,318	0.82	9,813	0.74	12,097	0.69	7,934	0.67	6,856	0.61
Real estate	70,423	9.20	31,960	9.08	33,579	9.81	21,062	10.03	15,664	9.99
Services	51,760	2.26	34,430	2.03	42,023	2.15	29,518	2.29	24,473	2.26
Wholesale and retail	164,729	7.04	116,450	6.41	138,119	6.73	99,985	6.81	93,112	6.52
Banks and other financial institutions	30,597	3.65	12,840	4.18	14,732	4.41	7,636	4.11	6,198	4.45
Communication and information services	20,130	1.29	14,371	1.23	13,902	1.38	17,300	1.32	8,327	1.29
Other industries	64,443	10.69	48,870	11.97	25,156	7.50	13,543	7.62	15,398	7.47
Consumer	126,362	14.11	102,351	13.33	106,312	13.92	80,238	13.88	75,271	13.49
Foreign:
Governments and official institutions	25,136	0.89	22,950	0.91	25,098	0.88	751	0.78	367	0.72
Banks and other financial institutions	18,325	10.10	24,471	11.09	20,717	11.68	10,452	10.95	6,970	9.93
Commercial and industrial	176,823	24.96	307,050	24.42	263,429	25.55	197,653	26.07	196,237	27.27
Other	47,009	5.12	61,750	4.73	78,006	5.35	94,863	6.20	100,293	6.48
Unallocated	2,411	—	2,412	—	—	—	3,390	—	555	—

Total	¥1,055,479	100.00%	¥1,111,130	100.00%	¥1,182,188	100.00%	¥764,124	100.00%	¥658,184	100.00%

Allowance as a percentage of loans	0.89%		0.90%		1.00%		0.65%		0.56%
Allowance as a percentage of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more	57.31%		59.29%		63.27%		52.04%		48.32%

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

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017		2018		2019
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥20,034,315	—%	¥22,701,413	—%	¥24,429,358	—%
Interest-bearing demand deposits	69,961,568	0.02	76,104,436	0.03	80,318,814	0.05
Deposits at notice	1,704,160	0.00	1,773,780	0.00	1,658,467	0.01
Time deposits	41,782,117	0.08	41,501,996	0.08	40,670,338	0.07
Certificates of deposit	3,708,639	0.02	3,760,848	0.01	2,014,290	0.01
Foreign offices:
Non-interest-bearing demand deposits	5,636,431	—	5,477,038	—	5,356,424	—
Interest-bearing deposits, principally time deposits and certificates of deposit	38,411,021	0.79	41,421,717	1.10	41,945,626	1.55

Total	¥181,238,251		¥192,741,228		¥196,393,317

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2017, 2018 and 2019 were ¥886,274 million, ¥882,772 million and ¥820,311 million, respectively.

At March 31, 2019, the balances and remaining maturities of time deposits and certificates of deposit (“CDs”) issued by domestic offices in amounts of ¥10 million (approximately U.S.$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 29, 2019) or more and total foreign deposits issued in amounts of U.S.$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥6,329,422	¥1,427,695	¥7,757,117
Over three months through six months	4,038,389	146,870	4,185,259
Over six months through twelve months	10,298,134	148,671	10,446,805
Over twelve months	3,439,282	71,317	3,510,599

Total	¥24,105,227	¥1,794,553	¥25,899,780

Foreign offices			¥23,858,381

VI	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017	2018	2019
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥32,789,499	¥28,052,275	¥26,406,493
Maximum balance outstanding at any month-end during the fiscal year	32,927,067	28,757,355	31,395,497
Balance at end of fiscal year	25,217,396	28,757,355	28,588,039
Weighted average interest rate during the fiscal year	0.31%	0.61%	1.28%
Weighted average interest rate on balance at end of fiscal year	0.27%	0.61%	1.13%
Due to trust account:
Average balance outstanding during the fiscal year	¥3,122,190	¥3,065,511	¥3,062,655
Maximum balance outstanding at any month-end during the fiscal year	4,099,102	3,386,158	3,531,717
Balance at end of fiscal year	3,335,155	3,386,158	2,735,952
Weighted average interest rate during the fiscal year	0.01%	0.00%	0.00%
Weighted average interest rate on balance at end of fiscal year	0.00%	0.00%	0.00%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥6,527,129	¥7,491,384	¥6,812,706
Maximum balance outstanding at any month-end during the fiscal year	7,969,521	8,705,257	7,588,971
Balance at end of fiscal year	7,969,521	6,881,124	6,731,073
Weighted average interest rate during the fiscal year	0.58%	0.92%	1.82%
Weighted average interest rate on balance at end of fiscal year	0.66%	1.29%	1.97%

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2018 and 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”) (all expressed in Japanese yen). In our opinion, the financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the MUFG Group’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2019, expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the MUFG Group has changed its method of accounting for unrealized holding gains and losses on equity investment securities on April 1, 2018 due to the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities.

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

July 10, 2019

We have served as the MUFG Group’s auditor since 1976.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2018 AND 2019

(in millions)	2018	2019
ASSETS
Cash and due from banks (Note 8)	¥32,648,387	¥33,924,340
Interest-earning deposits in other banks (Note 8)	43,209,662	40,646,920

Cash, due from banks and interest-earning deposits in other banks	75,858,049	74,571,260

Call loans and funds sold	896,360	1,109,995
Receivables under resale agreements (Note 15)	5,725,921	10,974,740
Receivables under securities borrowing transactions (Note 15)	9,268,756	2,758,573
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,558,587 and ¥7,512,025 in 2018 and 2019) (including ¥15,007,706 and ¥18,597,303 measured at fair value under the fair value option in 2018 and 2019) (Notes 8, 15, 24 and 32)	35,186,689	40,576,618
Investment securities (Notes 3, 8 and 32):
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥11,358,439 and ¥6,981,664 in 2018 and 2019)	32,833,114	33,518,503
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥414,857 and ¥160,828 in 2018 and 2019) (fair value of ¥3,620,672 and ¥4,452,947 in 2018 and 2019)	3,582,941	4,441,901
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,650 and ¥1,364 in 2018 and 2019) (including ¥6,699,943 and ¥6,413,867 in 2018 and 2019 measured at fair value)	7,238,194	6,977,600

Total investment securities	43,654,249	44,938,004

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥898,186 and ¥802,185 in 2018 and 2019) (Notes 4 and 8)	117,035,895	116,883,941
Allowance for credit losses (Note 4)	(764,124)	(658,184)

Net loans	116,271,771	116,225,757

Premises and equipment—net (Note 5)	1,013,588	973,600
Accrued interest	324,624	359,648
Customers’ acceptance liability	183,084	247,996
Intangible assets—net (Notes 2 and 6)	1,011,119	927,196
Goodwill (Notes 2 and 6)	441,334	433,891
Deferred tax assets (Note 7)	68,704	89,719
Other assets (Notes 8, 13, 14 and 32)	10,666,064	11,041,902

Total assets	¥300,570,312	¥305,228,899

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 26)
Cash and due from banks	¥130	¥7
Interest-earning deposits in other banks	23,161	23,655
Trading account assets	477,583	528,690
Investment securities	1,952,683	1,828,194
Loans	16,550,107	15,545,328
All other assets	187,329	294,212

Total assets of consolidated VIEs	¥19,190,993	¥18,220,086

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2018 AND 2019

(in millions, except shares)	2018	2019
LIABILITIES AND EQUITY
Deposits (Notes 8 and 9):
Domestic offices:
Non-interest-bearing	¥24,406,759	¥25,222,218
Interest-bearing	125,195,310	124,859,036
Overseas offices:
Non-interest-bearing	5,455,677	5,220,557
Interest-bearing	40,616,847	43,978,978

Total deposits	195,674,593	199,280,789

Call money and funds purchased (Notes 8 and 10)	2,452,543	2,450,320
Payables under repurchase agreements (Notes 8, 15 and 16)	18,134,594	25,224,632
Payables under securities lending transactions (Notes 8, 15 and 16)	8,170,218	913,087
Due to trust account (Note 11)	3,386,158	2,735,952
Other short-term borrowings (including ¥264,783 and ¥289,755 measured at fair value under the fair value option in 2018 and 2019) (Notes 8, 12 and 32)	6,881,124	6,731,073
Trading account liabilities (Notes 15, 24 and 32)	12,222,331	13,009,492
Obligations to return securities received as collateral (Notes 15, 16 and 32)	3,176,962	3,087,026
Bank acceptances outstanding	183,084	247,996
Accrued interest	165,921	214,735
Long-term debt (including ¥333,985 and ¥325,808 measured at fair value under the fair value option in 2018 and 2019) (Notes 8, 12 and 32)	27,069,556	27,990,543
Other liabilities (Notes 1, 7, 8, 13, 14 and 27)	7,407,413	7,358,506

Total liabilities	284,924,497	289,244,151

Commitments and contingent liabilities (Notes 25 and 27)
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 13,900,028,020 shares and 13,667,770,520 shares at March 31, 2018 and 2019, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	5,740,165	5,577,186
Retained earnings (Notes 19 and 35):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	4,945,733	8,094,026
Accumulated other comprehensive income, net of taxes (Note 20)	2,477,315	(284,269)
Treasury stock, at cost—737,772,882 common shares and 745,921,774 common shares at March 31, 2018 and 2019	(522,872)	(517,236)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,970,182	15,199,548
Noncontrolling interests (Note 21)	675,633	785,200

Total equity	15,645,815	15,984,748

Total liabilities and equity	¥300,570,312	¥305,228,899

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 26)
Other short-term borrowings	¥28,451	¥20,535
Long-term debt	510,948	490,033
All other liabilities	84,040	62,146

Total liabilities of consolidated VIEs	¥623,439	¥572,714

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

(in millions)	2017	2018	2019
Interest income:
Loans, including fees (Note 4)	¥2,023,649	¥2,271,219	¥2,576,417
Deposits in other banks	78,735	126,608	183,327
Investment securities:
Interest	235,638	198,715	237,378
Dividends	135,506	145,186	160,825
Trading account assets	455,860	432,595	499,724
Call loans and funds sold	11,023	10,808	10,354
Receivables under resale agreements and securities borrowing transactions	50,356	73,885	145,354

Total	2,990,767	3,259,016	3,813,379

Interest expense:
Deposits	347,430	514,868	717,366
Call money and funds purchased	1,791	5,248	3,913
Payables under repurchase agreements and securities lending transactions	100,796	165,512	333,632
Due to trust account	207	109	124
Other short-term borrowings and trading account liabilities	61,137	93,535	155,149
Long-term debt	258,278	249,483	307,797

Total	769,639	1,028,755	1,517,981

Net interest income	2,221,128	2,230,261	2,295,398
Provision for (reversal of) credit losses (Note 4)	253,688	(240,847)	34,330

Net interest income after provision for (reversal of) credit losses	1,967,440	2,471,108	2,261,068

Non-interest income:
Fees and commissions income (Note 28)	1,414,893	1,462,792	1,438,578
Foreign exchange losses—net (Note 29)	(134,885)	(49,561)	(95,987)
Trading account profits (losses)—net (Notes 29 and 32)	(639,184)	(73,114)	168,900
Investment securities gains (losses)—net (Note 3)(1)(2)	281,158	286,903	(252,307)
Equity in earnings of equity method investees—net (Note 14)	197,821	227,984	209,732
Gains on sales of loans (Note 4)	13,286	16,109	22,663
Other non-interest income (Note 21)	63,617	63,978	103,665

Total	1,196,706	1,935,091	1,595,244

Non-interest expense:
Salaries and employee benefits (Note 13)	1,139,677	1,165,357	1,175,405
Occupancy expenses—net (Notes 5 and 27)	176,819	179,100	179,780
Fees and commissions expenses	273,675	297,847	313,745
Outsourcing expenses, including data processing	258,345	276,236	275,052
Depreciation of premises and equipment (Note 5)	99,774	96,180	98,867
Amortization of intangible assets (Note 6)	227,942	234,376	235,083
Impairment of intangible assets (Note 6)	5,803	21,900	118,108
Insurance premiums, including deposit insurance	91,881	91,847	93,756
Communications	55,274	58,067	59,166
Taxes and public charges	94,047	90,210	95,358
Impairment of goodwill (Note 6)	6,638	—	—
Provision for (reversal of) off-balance sheet credit instruments	106,556	(96,054)	38,463
Other non-interest expenses (Notes 5, 21 and 27)	355,172	329,314	302,687

Total	2,891,603	2,744,380	2,985,470

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

(in millions, except per share amount)	2017	2018	2019
Income before income tax expense	272,543	1,661,819	870,842
Income tax expense (Note 7)	94,453	407,823	133,237

Net income before attribution of noncontrolling interests	178,090	1,253,996	737,605
Net income (loss) attributable to noncontrolling interests (Note 21)	(24,590)	25,836	18,960

Net income attributable to Mitsubishi UFJ Financial Group	¥202,680	¥1,228,160	¥718,645

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥202,680	¥1,228,160	¥718,645

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 23):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥14.93	¥92.40	¥55.03
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	14.68	92.10	54.74
Cash dividend per common share	18.00	18.00	21.00
Weighted average common shares outstanding	13,574	13,292	13,059
Weighted average diluted common shares outstanding	13,585	13,293	13,059
Notes: (1) The following credit losses are included in Investment securities gains (losses)—net:

(in millions)	2017	2018	2019
Decline in fair value	¥706	¥99	¥596
Other comprehensive income—net	35	15	10

Total credit losses	¥741	¥114	¥606

(2)	New guidance on recognition and measurement of financial assets and financial liabilities requires equity investments to be measured at fair value with changes in fair value recognized in net income for the fiscal year ended March 31, 2019. For additional information, refer to Note 1.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

(in millions)	2017	2018	2019
Net income before attribution of noncontrolling interests	¥178,090	¥1,253,996	¥737,605
Other comprehensive income (loss), net of tax (Note 20):
Net unrealized gains on investment securities(1)	12,961	230,308	88,180
Net debt valuation adjustments	(8,552)	(2,178)	9,729
Net unrealized losses on derivatives qualifying for cash flow hedges	(13,245)	(7,025)	(4,890)
Defined benefit plans (Note 13)	103,572	109,838	(88,940)
Foreign currency translation adjustments	(143,210)	(104,778)	(42,212)

Total	(48,474)	226,165	(38,133)

Comprehensive income	129,616	1,480,161	699,472
Net income (loss) attributable to noncontrolling interests	(24,590)	25,836	18,960
Other comprehensive income (loss) attributable to noncontrolling interests	(24,765)	1,320	21,209

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥178,971	¥1,453,005	¥659,303

Note:

(1)	Included unrealized gains (losses) related to only debt securities for the fiscal year ended March 31, 2019.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

(in millions, except per share amount)	2017	2018		2019
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,090,270	¥2,090,270		¥2,090,270

Balance at end of fiscal year	¥2,090,270	¥2,090,270		¥2,090,270

Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,958,929	¥5,956,644		¥5,740,165
Stock-based compensation (Note 33)	(1,856)	315		(180)
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	—	(34,751)		—
Retirement of common stock	—	(190,054)		(162,720)
Other—net	(429)	8,011		(79)

Balance at end of fiscal year	¥5,956,644	¥5,740,165		¥5,577,186

Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571		¥239,571

Balance at end of fiscal year	¥239,571	¥239,571		¥239,571

Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥3,980,257	¥3,931,612		¥4,945,733
Net income attributable to Mitsubishi UFJ Financial Group	202,680	1,228,160		718,645
Cash dividends:
Common stock—¥18.00 per share in 2017 and 2018, and ¥21.00 per share in 2019	(246,338)	(240,497)		(275,551)
Losses on sales of shares of treasury stock	(1,114)	(8)		—
Effect of adopting new guidance by a foreign affiliated company	—	(2,605	)(1)	1,173 (2)
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	(3,873)	—		—
Effect of adopting new guidance on reclassification of certain tax effects	—	29,071		—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	—	—		2,702,242
Effect of adopting new guidance on recognition of breakage for certain prepaid stored-value products (Note 1)	—	—		1,784

Balance at end of fiscal year	¥3,931,612	¥4,945,733		¥8,094,026

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

(in millions)	2017	2018	2019
Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of fiscal year	¥2,301,259	¥2,281,423	¥2,477,315
Net change during the fiscal year	(23,709)	224,845	(59,342)
Effect of adopting new guidance by a foreign affiliated company	—	118	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	3,873	—	—
Effect of adopting new guidance on reclassification of certain tax effects	—	(29,071)	—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	—	—	(2,702,242)

Balance at end of fiscal year	¥2,281,423	¥2,477,315	¥(284,269)

Treasury stock, at cost:
Balance at beginning of fiscal year	¥(299,661)	¥(513,988)	¥(522,872)
Purchases of shares of treasury stock (Note 18)	(217,803)	(201,102)	(161,043)
Sales of shares of treasury stock	3,491	2,098	3,775
Retirement of common stock	—	190,054	162,720
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	(15)	66	184

Balance at end of fiscal year	¥(513,988)	¥(522,872)	¥(517,236)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥13,985,532	¥14,970,182	¥15,199,548

Noncontrolling interests:
Balance at beginning of fiscal year	¥577,642	¥779,176	¥675,633
Initial subscriptions of noncontrolling interests	112,644	48,828	108,235
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	113,878	(120,216)	(2,830)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(563,918)	(22,556)	(20,497)
Decrease in noncontrolling interests related to disposition of subsidiaries	(1,026)	—	—
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	—	(15,390)	—
Net income (loss) attributable to noncontrolling interests	(24,590)	25,836	18,960
Dividends paid to noncontrolling interests	(6,842)	(21,675)	(15,853)
Other comprehensive income (loss), net of taxes	(24,765)	1,320	21,209
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	595,982	—	—
Other—net	171	310	343

Balance at end of fiscal year	¥779,176	¥675,633	¥785,200

Total equity	¥14,764,708	¥15,645,815	¥15,984,748

Notes:

(1)	The effect mainly resulted from the adoption of new accounting guidance on “Targeted Improvements to Accounting for Hedging Activities”. See Note 14 for more information.
(2)	The effect resulted from the adoption of new accounting guidance on “Leases”.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

(in millions)	2017(1)	2018(1)	2019
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥178,090	¥1,253,996	¥737,605
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	327,716	330,556	333,950
Impairment of goodwill (Note 6)	6,638	—	—
Impairment of intangible assets (Note 6)	5,803	21,900	118,108
Provision for (reversal of) credit losses (Note 4)	253,688	(240,847)	34,330
Employee benefit cost (income) for severance indemnities and pension plans (Note 13)	20,274	(7,955)	(19,839)
Investment securities (gains) losses—net	(281,158)	(286,903)	252,307
Amortization of premiums on investment securities	95,091	118,863	78,509
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 32)	103,845	(13,456)	13,880
Foreign exchange (gains) losses—net	(136,976)	(208,398)	565,304
Equity in earnings of equity method investees—net	(197,821)	(227,984)	(209,732)
Provision (benefit) for deferred income tax expense	(212,368)	120,595	(47,796)
Decrease (increase) in trading account assets, excluding foreign exchange contracts	42,609	5,653,904	(2,695,035)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	521,093	(6,433,948)	1,370,846
Decrease in unearned income, unamortized premiums and deferred loan fees	(20,476)	(35,857)	(7,054)
Decrease (increase) in accrued interest receivable and other receivables	49,783	(172,599)	(135,656)
Increase in accrued interest payable and other payables	66,419	153,365	92,334
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	(81,083)	1,212	(136,047)
Increase (decrease) in allowance for repayment of excess interest	(7,790)	(15,658)	1,258
Net decrease (increase) in collateral for derivative transactions	(276,476)	259,287	(79,338)
Increase in cash collateral for the use of Bank of Japan’s settlement infrastructure	(207,498)	(643,568)	(60,462)
Other—net	441,026	(190,341)	20,862

Net cash provided by (used in) operating activities	690,429	(563,836)	228,334

Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	37,348,721	30,995,426	31,283,601
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	26,684,497	40,011,298	26,448,801
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(54,588,932)	(71,593,326)	(62,309,072)
Proceeds from maturities of Held-to-maturity debt securities	810,838	1,085,603	560,646
Purchases of Held-to-maturity debt securities	(632,116)	(1,156,122)	(1,192,989)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	1,768,580	2,377,333	2,722,948
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,727,841)	(2,197,171)	(2,770,356)
Acquisition of MUFG Capital Analytics LLC (formerly Capital Analytics II LLC), a subsidiary of TB, net of cash acquired (Note 2)	(4,154)	—	—
Purchase of common stock and preferred stock investment in Security Bank Corporation, an equity method investee of BK (Note 2)	(91,993)	—	—
Acquisition of MUFG Investor Services (US) (formerly Rydex Fund Services, LLC), a subsidiary of TB, net of cash acquired (Note 2)	(17,175)	—	—
Purchase of common stock in Hitachi Capital Corporation, an equity method investee of MUFG (Note 2)	(91,877)	—	—
Acquisition of Hattha Kaksekar Limited, a subsidiary of Krungsri, net of cash acquired (Note 2)	(556)	—	—
Purchase of common stock in Bank Danamon, an equity method investee of BK (Note 2)	—	—	(132,335)
Net decrease (increase) in loans	2,514,824	(169,478)	330,198
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(6,971,016)	4,187,093	627,327
Proceeds from sales of premises and equipment	32,512	12,211	26,191
Capital expenditures for premises and equipment	(116,786)	(159,003)	(126,479)
Purchases of intangible assets	(237,253)	(239,755)	(276,880)
Proceeds from sales and dispositions of investments in equity method investees	66,729	39,710	161,566
Proceeds from sales of consolidated VIEs and subsidiaries—net	244,476	122,962	64,395
Other—net	(151,078)	(72,765)	(49,590)

Net cash provided by (used in) investing activities	4,840,400	3,244,016	(4,632,028)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

(in millions)	2017(1)	2018(1)	2019
Cash flows from financing activities:
Net increase in deposits	10,902,923	5,720,011	3,602,674
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(2,790,342)	3,963,120	(303,042)
Net increase (decrease) in due to trust account	(3,002,999)	51,003	(650,206)
Net decrease in other short-term borrowings	(1,221,838)	(957,705)	(118,443)
Proceeds from issuance of long-term debt	12,265,629	6,671,031	5,020,636
Repayments of long-term debt	(6,641,722)	(5,485,894)	(4,236,887)
Proceeds from sales of treasury stock	256	1,316	2,322
Payments for acquisition of treasury stock (Note 18)	(217,803)	(201,102)	(159,962)
Payments for acquisition of shares of certain subsidiaries from noncontrolling interest shareholders	(1,612)	(318)	—
Payments for acquisition of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholders (Note 2)	—	(50,000)	—
Dividends paid	(246,345)	(240,514)	(275,581)
Dividends paid by subsidiaries to noncontrolling interests	(6,842)	(21,675)	(15,853)
Other—net	105,995	(87,067)	197,673

Net cash provided by financing activities	9,145,300	9,362,206	3,063,331

Effect of exchange rate changes on cash and cash equivalents	(334,793)	(188,149)	43,975

Net increase in cash and cash equivalents	14,341,336	11,854,237	(1,296,388)

Cash and cash equivalents at beginning of fiscal year	49,677,883	64,019,219	75,873,456
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	64,009,770	75,858,049	74,571,260
Restricted cash included in other assets	9,449	15,407	5,808

Cash and cash equivalents at end of fiscal year	¥64,019,219	¥75,873,456	¥74,577,068

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥779,239	¥1,040,337	¥1,488,136
Income taxes, net of refunds	373,887	265,225	302,019
Non-cash investing and financing activities:
Assets acquired under capital lease arrangements	7,065	7,111	11,280
Adoption of new guidance on consolidation of certain variable interest entities (Note 26):
Increase in total assets, excluding cash and cash equivalents	598,236	—	—
Increase in total liabilities	32,254	—	—
Increase in noncontrolling interests	595,982	—	—
Acquisition of MUFG Capital Analytics LLC, a subsidiary of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	5,038	—	—
Fair value of liabilities assumed	884	—	—
Acquisition of MUFG Investor Services (US), LLC, a subsidiary of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	17,847	—	—
Fair value of liabilities assumed	672	—	—
Acquisition of Hattha Kaksekar Limited, a subsidiary of Krungsri (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	54,186	—	—
Fair value of liabilities assumed	53,630	—	—
Marketable Equity Securities issued by Bank Danamon transferred to investments in subsidiaries and affiliates (Note 2)	—	—	98,934
Available-for-sale debt securities transferred to Held-to-maturity debt securities	—	—	221,537

Note:

(1)	The reclassification of certain items on the consolidated balance sheets resulted in reclassification of the consolidated statements of cash flows for the fiscal years ended March 31, 2017 and 2018, respectively. See Note 1 Reclassifications for further information.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2017, 2018 and 2019, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in an increase of ¥10.22 billion, a decrease of ¥10.76 billion, and an increase of ¥19.97 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2017, 2018 and 2019 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2017, 2018 and 2019.

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

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2017, 2018 and 2019, there were no such transactions accounted for as sales or purchases.

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

Investment Securities—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as Held-to-maturity debt securities and are carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity other than those classified as Trading account securities, are classified as Available-for-sale debt securities, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within Accumulated OCI, net of taxes, which is a component of equity. For debt securities, an OTTI is recognized in earnings for a security if the MUFG Group has intent to sell such a debt security or if it is more likely than not the MUFG Group will be required to sell such a debt security before recovery of its amortized cost basis. If not, the credit component of an OTTI is recognized in earnings, but

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the noncredit component is recognized in Accumulated OCI. In determining other-than-temporary declines in fair value to be recognized as an impairment loss on debt securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed.

Equity securities include marketable equity investment securities and nonmarketable equity investment securities. Marketable equity investment securities are measured at fair value with unrealized gains or losses reflected in net income. Nonmarketable equity investment securities are primarily measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes. Nonmarketable equity investment securities held by subsidiaries that are investment companies or brokers and dealers, are subject to the specialized industry accounting principles for investment companies and brokers and dealers. Securities of those subsidiaries are carried at their fair values.

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

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year ended March 31, 2019, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

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

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans (“SIPs”). The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Under the guidance related to employers’ accounting for defined benefit pension and other postretirement plans, the MUFG Group recognizes a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans in the accompanying consolidated balance sheets and mainly recognizes changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in Accumulated OCI. Based on actuarial computations of current and future employee benefits, the service cost component is charged to Salaries and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

employee benefits while other components of net pension benefit/cost are charged to Other non-interest expenses. The MUFG Group measures plan assets and benefit obligations as of the date of the consolidated balance sheets.

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

Fees and Commissions—The MUFG Group recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the MUFG Group satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time.

The following is an explanation of the MUFG Group’s key revenue from contracts with customers and the timing of its recognition.

Fees and commissions on deposits consist of fees and commissions charged for transaction-based services such as usage of automated teller machines and withdrawal services, and for periodic account maintenance services. The MUFG Group’s performance obligation for transaction-based services is satisfied and the fees and commissions are recognized at the point in time when the MUFG Group’s performance under the terms of a contractual arrangement is completed, which is at the settlement of a transaction, while the MUFG Group’s performance obligation for maintenance services is satisfied and the fees and commissions are recognized over the course of each month.

Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement transactions such as domestic fund remittances, including electronic banking transactions, and are recognized at the point in time when the MUFG Group’s performance under the terms of a contractual arrangement is completed, which is at the settlement of a transaction.

Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and trade-related financing services related to foreign trading business, and are recognized in the period in which the related service is provided. If they arise from foreign trading business activities under which the customer consumes the related services at a point in time (e.g. foreign exchange fees), such fees are recognized at the same point in time. If they arise from foreign trading business activities under which the customer consumes the related services equally over the period of service (e.g. commercial letters of credit), such fees are recognized over the same period.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fees and commissions on credit card business consist of fees and commissions such as interchange income, royalty and other service charges from franchisees. Interchange income from the credit card business is recognized as processed transactions are settled through the associated payment networks, while royalty and other service charges related to the credit card business are recognized on a straight-line basis over the period of service.

Fees and commissions on security-related services primarily consist of fees and commissions for sales and transfers of securities including investment funds, underwriting, brokerage and advisory services, arrangement fees on securitizations, and agency services for the calculation and payment of dividends. Fees and commissions on security-related services are recognized in the period in which the related service is provided. If they arise from security-related services under which the customer consumes the related services at a point in time (e.g. sales and transfers of securities are executed at the customer’s direction; underwritings of debt and equity securities or securitizations are completed at the trade date; advice is provided to the clients; and dividends are calculated and then paid to investors), such fees are recognized at the same point in time. If they arise from security-related services under which the customer consumes the related services equally over the period of service (e.g. retainer fees on M&A advisory fees), such fees are recognized over the same period. The advisory fees which are paid upon meeting certain performance goals (e.g. success fees on M&A advisory fees) are recognized at the point in time when the performance goals are met.

Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned from administrating and managing investment funds, including assets under management on behalf of clients. Such fees and commissions are recognized equally over the period of service at the amount calculated primarily based on the outstanding amount of each entrusted asset, the percentage of fees, and the extent of the service provided to administer the investment funds.

Trust fees consist primarily of fees earned by fiduciary asset management and administration services for corporate pension plans and investment funds, and are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to the trust accounts with a guarantee of trust principal, trust fees are determined based on the profits earned by individual trust accounts during the trust accounting period, less deductions, including provision for reserves, impairment for individual investments and dividends paid to beneficiary certificate holders. The trust fees for these trust accounts are accrued based on the amounts expected to be earned during the accounting period of each trust account.

Guarantee fees consist of fees related to the guarantee business such as providing guarantees on residential mortgage loans and other loans, and are recognized over the contractual periods of the respective guarantees.

Insurance commissions consist of commissions earned from third-party insurance companies for marketing and selling insurance products and for the maintenance of insurance contracts. The former is recognized at the point in time which the associated service is fulfilled as the insurance contract is established by the insurance company, while the latter is recognized over the insurance period.

Fees and commissions on real estate business primarily consist of fees from real estate agent services, and are recognized in the period in which the related service is provided when assisting customers in the sales or purchase of real estate property.

Other fees and commissions include various fees and commissions earned on services to customers which have performance obligations that the MUFG Group completes in order to recognize revenue. The primary portion includes non-refundable financing related fees such as arrangement fees that are recognized when the service is provided.

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

Comprehensive Income—Comprehensive income includes net income before attribution to noncontrolling interests and other comprehensive income (“OCI”). All changes in unrealized gains and losses on investment securities, unrealized gains and losses on derivatives qualifying for cash flow hedges, defined benefit plans and foreign currency translation adjustments constitute OCI and are presented, with related income tax effects, in the accompanying consolidated statements of comprehensive income. OCI also includes changes in the instrument-specific credit risk on financial liabilities (“debt valuation adjustments” or “DVA”) accounted for under the fair value option.

Stock-Based Compensation—MUFG and certain of its subsidiaries have a stock compensation-type stock option plan (“Stock Option Plan”) for directors (excluding outside directors and directors serving as audit

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2017 and 2018 to conform to the presentation for the fiscal year ended March 31, 2019. These reclassifications and format changes include reclassifications of equity investment securities from “Available-for-sale securities” and “Other investment securities” to a new line labeled as “Equity securities” within Investment securities in the consolidated balance sheet to report all marketable and nonmarketable equity investment securities separately from Available-for-sale debt securities and Held-to-maturity debt securities. The related cash flows were also reclassified from “Proceeds from sales and maturities of Available-for-sale securities” and “Proceeds from sales and redemption of Other investment securities” to “Proceeds from sales and redemption of Equity securities”, and from “Purchases of Available-for-sale securities” and “Purchases of Other investment securities” to “Purchases of Equity securities” in cash flows from investing activities in the consolidated statements of cash flows. These reclassifications and format changes did not result in a change to previously reported financial condition, results of operations, and cash flows.

Accounting Changes

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the then-current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued further guidance related to the principal-versus-agent assessment which requires an entity to determine the nature of the promise to the customer by identifying each specified good or service to be provided and assessing whether an entity controls each specified good or service before that good or service is transferred to the customer. In addition, in April 2016, the FASB issued guidance clarifying certain aspects of identification of promised goods or services and provides implementation guidance on licensing of intellectual property. Furthermore, in May 2016, the FASB issued guidance which amends the guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and contract modifications and completed contracts at transition, and on disclosure around transition. In December 2016, the FASB issued additional

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guidance which amends the new revenue standard to clarify certain aspects, including the scope and disclosure requirements. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The MUFG Group adopted the guidance on April 1, 2018 on a modified retrospective method, and there was no material impact on its financial position and results of operations. For additional information, see Note 28.

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued new guidance which requires equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in fair value recognized in net income. However, for equity investments that do not have readily determinable fair values, the fair value may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer(“the measurement alternative”), and the impairment assessment is simplified by performing a qualitative assessment to identify impairments. For financial liabilities which were elected to measure at fair value in accordance with the fair value option, this guidance also requires an entity to present separately in other comprehensive income the portion of the changes in the fair value of financial liabilities resulting from a change in the instrument-specific credit risk. In addition, this guidance eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, and clarifies, for disclosure purposes, the requirement for the use of an exit price notion in the determination of the fair value of financial instruments measured at amortized cost. This guidance also clarifies that an entity must evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted except for the amendments related to the accounting for financial liabilities under the fair value option. In February 2018, the FASB issued additional guidance to improve certain aspects of the new guidance. The MUFG Group adopted the guidance on April 1, 2018. Upon adoption, the MUFG Group recorded an increase in the beginning balance of retained earnings as of April 1, 2018 of ¥2,702 billion, with a corresponding decrease in Accumulated OCI, net of taxes. Other amendments required under the new guidance did not have a material impact on the MUFG Group’s financial position and results of operations. As a result of adopting this guidance, marketable equity investment securities are measured at fair value with unrealized gains or losses reflected in net income. Prior to adoption, such unrealized gains and losses were reflected in other comprehensive income. Nonmarketable equity investment securities previously accounted for under the cost method of accounting are now measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes.

Recognition of Breakage for Certain Prepaid Stored-Value Products—In March 2016, the FASB issued new guidance which clarifies that liabilities related to the sale of certain prepaid stored-value products are financial liabilities. The guidance also provides a narrow scope exception to the guidance on extinguishments of liabilities to require that breakage for those liabilities be accounted for consistent with the breakage model required by the guidance on revenue from contracts with customers for non-financial liabilities. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2018. Upon adoption, the MUFG Group recorded an increase in the beginning balance of retained earnings as of April 1, 2018 of ¥1,784 million, net of taxes.

Classification of Certain Cash Receipts and Cash Payments—In August 2016, the FASB issued new guidance which provides specific guidance on eight cash flow classification issues to reduce diversity in practice. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. Since this guidance only impacts classification in the statement of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cash flows, adoption will not affect the MUFG Group’s consolidated statements of income or consolidated balance sheets. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its consolidated statements of cash flows.

Intra-Entity Transfers of Assets Other Than Inventory—In October 2016, the FASB issued new guidance which simplifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Under current U.S. GAAP, the recognition of current and deferred income taxes for an intra-entity asset transfer is prohibited until the asset has been sold to an outside party. This guidance eliminates this exception for all intra-entity sales of assets other than inventory. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its financial position and results of operations.

Clarifying the Definition of a Business—In January 2017, the FASB issued new guidance which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, an integrated set of assets and activities is not a business. This guidance also requires that to be considered a business, an integrated set of assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, provides a framework to evaluate whether both an input and a substantive process are present, and removes the current requirement to assess if a market participant could replace any missing elements. Furthermore, this guidance narrows the definition of outputs so that the term is consistent with how outputs are described in the new revenue standard. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. Early application is permitted for transactions that occur in a period for which financial statements have not been issued. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its financial position and results of operations.

Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets—In February 2017, the FASB issued new guidance which clarifies the scope of the guidance on derecognition of nonfinancial assets and provides guidance on the accounting for partial sales of nonfinancial assets. This guidance defines an in substance nonfinancial asset, unifies guidance related to partial sales of nonfinancial assets, eliminates rules specifically addressing sales of real estate, removes exceptions to the financial asset derecognition model, and clarifies the accounting for contributions of nonfinancial assets to joint venture. The effective date and early adoption of this guidance will be the same as the effective date and early adoption of the new revenue standard. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its financial position and results of operations.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost—In March 2017, the FASB issued new guidance which requires that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. This guidance also allows only the service cost component to be eligible for capitalization when applicable. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued. The MUFG Group retrospectively adopted

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

this guidance on April 1, 2018 using the practical expedient permitted by this guidance and reclassified the non-service cost components of net pension benefit/cost to Other non-interest expenses, and there was no material impact on its financial position and results of operation. See Note 13 for further information.

Scope of Modification Accounting—In May 2017, the FASB issued new guidance which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under this guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for which financial statements have not yet been issued. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its financial position and results of operations.

Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement—In August 2018, the FASB issued new guidance which modifies the disclosure requirements on fair value measurements. This guidance removes disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and valuation processes for Level 3 fair value measurements. In addition, the guidance modifies disclosure requirements for investments in certain entities that calculate net asset value and modifies disclosure requirements related to measurement uncertainty. Lastly, the guidance adds disclosure requirements for changes in unrealized gains and losses for the period that are included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, and the guidance adds disclosure requirements related to the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this guidance. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this guidance and delay adoption of the additional disclosures until their effective date. The MUFG Group early adopted removal disclosure requirements as of March 31, 2019 and will adopt other requirements of this guidance on or prior to the effective date. The guidance affected disclosures in the notes to the consolidated financial statements and did not affect its financial position and results of operations. See Note 32 for further information.

Recently Issued Accounting Pronouncements

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

The MUFG Group adopted this guidance on April 1, 2019 under a modified retrospective approach, and recorded approximately ¥0.4 trillion of right-of-use assets and ¥0.5 trillion of lease liabilities on the MUFG Group’s consolidated balance sheet. The adoption of this guidance was not material to the MUFG Group’s results of operations.

Measurement of Credit Losses on Financial Instruments—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. In April 2019, the FASB issued additional guidance to improve certain aspects of this guidance. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MUFG Group is currently evaluating what effect the guidance above will have on its consolidated financial statements and related disclosures. The MUFG Group’s implementation efforts include identifying key interpretive issues, assessing the impact and developing credit forecasting models and processes.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Improvements to Nonemployee Share-Based Payment Accounting—In June 2018, the FASB issued new guidance which largely aligns the accounting for share-based payment awards issued to employees and nonemployees. Under this guidance, equity-classified share-based payment awards issued to nonemployees are measured at the grant date, instead of the previous requirement to measure the awards at the earlier of the date at which the performance commitment is reached or the date of performance completion. For awards issued to nonemployees with performance conditions, compensation cost associated with the awards is recognized when achievement of the performance condition is probable, instead of the previous requirement to recognize the costs based on the lowest aggregate fair value. This guidance also eliminates the previous requirement to reassess the classification for certain nonemployee awards upon vesting. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of the new revenue standard. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans—In August 2018, the FASB issued new guidance which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This guidance removes certain disclosure requirements, including amounts in Accumulated OCI expected to be recognized as components of net periodic benefit cost over the next fiscal year and the amount and timing of plan assets expected to be returned to the employer, clarifies disclosure requirements for defined benefit plans with projected or accumulated benefit obligations in excess of plan assets, and adds disclosure requirements for weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates as well as an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. This guidance is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The MUFG Group is currently evaluating what effect the guidance will have on its disclosures.

Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract—In August 2018, the FASB issued new guidance which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This guidance requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance on internal-use software to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. This guidance also requires the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, apply the existing impairment guidance on internal-use software to the capitalized implementation costs as if the costs were long-lived assets, and present the capitalized-implementation-cost-related items in the same line items in the financial statements as those relating to fees associated with the hosting element (service) of the arrangement. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

within those fiscal years. Early adoption is permitted, including adoption in any interim period. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes—In October 2018, the FASB issued new guidance which permits use of the Overnight Index Swap (“OIS”) rate based on Secured Overnight Financing Rate as a U.S. benchmark interest rate for hedge accounting purposes in addition to the interest rates on direct Treasury obligations of the U.S. government, the London Interbank Offered Rate (“LIBOR”), the OIS rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Markets Association Municipal Swap Rate. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted in any interim period upon issuance of this guidance if an entity already has adopted the new hedge accounting standard. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosure.

2.	BUSINESS DEVELOPMENTS

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MUFG Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s growing economy as well as local companies seeking to expand into the region. This investment is also expected to strategically allow MUFG Bank to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

This strategic investment by MUFG Bank will be executed through three steps (the “Proposed Transaction”), and the completion of the Proposed Transaction will result in MUFG Bank becoming the largest shareholder in Danamon and Danamon becoming a consolidated subsidiary of MUFG Bank.

In Step 1, MUFG Bank acquired an initial 19.9% equity interest in Danamon from the Sellers on December 29, 2017, based on a price of IDR 8,323 (approximately ¥70(1)) per share, for an investment amount of IDR 15,875 billion (approximately ¥133 billion(1)). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017 with certain adjustments applied. AFI continues to be the majority shareholder in Danamon after closing of Step 1. MUFG Bank classified Danamon’s equity securities as Available-for-sale securities on the acquisition date.

In Step 2, MUFG Bank acquired an additional 20.1% equity interest in Danamon from the Sellers on August 3, 2018, based on a price of IDR 8,921 (approximately ¥69(2)) per share, for an investment amount of IDR 17,187 billion (approximately ¥132.3 billion(2)). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of June 30, 2018 with certain adjustments applied. As a result, equity interest in Danamon increased to 40%, and MUFG Bank started to apply the equity method of accounting for its investment in Danamon during the six months ended September 30, 2018.

In Step 3, MUFG Bank intends to seek the necessary approvals to increase its equity interest in Danamon beyond the 40%, and this will provide an opportunity for all other existing Danamon shareholders to either remain as shareholders or receive cash from MUFG Bank. With the closing of Step 3, MUFG Bank’s final equity interest in Danamon is expected to be above 73.8%. The prices for Danamon’s shares in Step 3 will be based on a similar approach as Step 1 and Step 2. See Note 35 for further developments on acquisition of shares in Danamon.

Notes:

(1)	Calculated based on the exchange rate of IDR1 = ¥0.0084
(2)	Calculated based on the exchange rate of IDR1 = ¥0.0077

Acquisition of Colonial First State Global Asset Management

On October 31, 2018, Mitsubishi UFJ Trust and Banking entered into a Share Sale Deed with Commonwealth Bank of Australia (“CBA”), and its wholly-owned subsidiary, Colonial First State Group Limited (the “Seller”) to acquire 100% of the shares in each of nine subsidiaries of the Seller, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management (“CFSGAM”), for approximately ¥328 billion or approximately AUD 4.0 billion, subject to applicable regulatory and other approvals and certain conditions.

CFSGAM is the third largest asset management group by assets under management in Asian markets excluding Japan, offers a wide range of products including equities, fixed income and alternatives, and has specialist capabilities in Asian and emerging equity markets, alternatives (property and infrastructure), as well as passive and other products. The investment in CFSGAM aims to meet various client needs by expanding product lineup and enhancing presence as the largest asset management firm in the Asia and Oceania region.

Acquisition of DVB Bank SE’s Aviation Finance Division

On March 1, 2019, MUFG Bank and its consolidated subsidiary, BOT Lease Co., Ltd. (“BOT Lease”), entered into an agreement with DVB Bank SE (“DVB”) to transfer DVB’s aviation finance division to MUFG Bank and BOT Lease, subject to applicable regulatory and other approvals and certain conditions. Under the agreement, the entire aviation finance client lending portfolio of approximately ¥716.3 billion or approximately €5.6 billion, employees, and other parts of the operating infrastructure will be transferred to MUFG Bank. In addition, DVB’s aviation investment management and asset management businesses will be transferred to a newly established subsidiary of BOT Lease.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purpose of the transaction is to improve the MUFG Group’s ability to offer bespoke solutions to its clients by enhancing its global corporate investment banking business platform in terms of higher returns, diversifying its portfolio, broadening its customer base, and securing experienced professionals.

3.	INVESTMENT SECURITIES

The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities, Held-to-maturity debt securities, and Marketable equity securities included in Available-for-sale securities at March 31, 2018, and Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2019:

At March 31, 2018:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥24,272,345	¥299,402	¥3,843		¥24,567,904
Japanese prefectural and municipal bonds	1,532,143	7,808	2,520		1,537,431
Foreign government and official institution bonds	2,207,662	8,938	44,908		2,171,692
Corporate bonds	1,104,799	15,589	1,028		1,119,360
Residential mortgage-backed securities	1,632,346	752	15,563		1,617,535
Commercial mortgage-backed securities	95,383	473	620		95,236
Asset-backed securities	1,546,989	12,775	1,415		1,558,349
Other debt securities(1)	165,002	3,635	3,030		165,607

Total	¥32,556,669	¥349,372	¥72,927		¥32,833,114

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,807	¥40,212	¥—		¥1,141,019
Foreign government and official institution bonds	59,330	383	103		59,610
Residential mortgage-backed securities	885,965	1,660	14,726	(2)	872,899
Commercial mortgage-backed securities	171,647	4,107	1,018	(2)	174,736
Asset-backed securities	1,365,192	8,438	1,222		1,372,408

Total	¥3,582,941	¥54,800	¥17,069		¥3,620,672

Equity securities:
Marketable equity securities	¥2,789,392	¥3,925,680	¥43,488		¥6,671,584

Total	¥2,789,392	¥3,925,680	¥43,488		¥6,671,584

Notes:

(1)	Other debt securities in the table above include ¥152,374 million of private placement debt conduit bonds.
(2)	MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale debt securities to Held-to-maturity debt securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥3,457 million and ¥5,932 million, respectively, at March 31, 2018 and are not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2019:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,748,558	¥330,115	¥977		¥24,077,696
Japanese prefectural and municipal bonds	2,203,978	22,593	5		2,226,566
Foreign government and official institution bonds	2,648,874	18,099	25,554		2,641,419
Corporate bonds	1,117,302	14,251	822		1,130,731
Residential mortgage-backed securities	1,635,220	1,469	21,338		1,615,351
Commercial mortgage-backed securities	132,996	310	2,351		130,955
Asset-backed securities	1,494,629	10,846	2,553		1,502,922
Other debt securities(1)	192,930	2,851	2,918		192,863

Total	¥33,174,487	¥400,534	¥56,518		¥33,518,503

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,701	¥41,619	¥—		¥1,142,320
Foreign government and official institution bonds	138,731	193	212		138,712
Residential mortgage-backed securities	910,990	1,209	21,202	(2)	890,997
Commercial mortgage-backed securities	160,267	1,903	2,032	(2)	160,138
Asset-backed securities	2,131,212	1,415	11,847		2,120,780

Total	¥4,441,901	¥46,339	¥35,293		¥4,452,947

Notes:

(1)	Other debt securities in the table above mainly include ¥112,822 million of private placement debt conduit bonds.
(2)	MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale debt securities to Held-to-maturity debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥10,591 million and ¥4,667 million, respectively, at March 31, 2019 and are not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2019 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥74,173	¥74,059	¥12,539,746
Due from one year to five years	332,491	341,814	10,847,990
Due from five years to ten years	1,405,140	1,434,699	5,316,284
Due after ten years	2,630,097	2,602,375	4,814,483

Total	¥4,441,901	¥4,452,947	¥33,518,503

Realized Gains and Losses and Transfers of Investment Securities

For the fiscal years ended March 31, 2017 and 2018, gross realized gains on sales of Available-for-sale debt securities and marketable equity securities were ¥367,548 million and ¥330,508 million, respectively, and gross realized losses on sales of Available-for-sale debt securities and marketable equity securities were ¥63,031 million and ¥49,290 million, respectively.

For the fiscal year ended March 31, 2019, gross realized gains on sales of Available-for-sale debt securities were ¥45,244 million and gross realized losses on sales of Available-for-sale debt securities were ¥16,541 million.

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

Other-than-temporary Impairments of Investment Securities

For the fiscal years ended March 31, 2017 and 2018, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥33,823 million and ¥8,196 million, respectively, which were included in Investment securities gains (losses)—net in the accompanying consolidated statements of income. The losses of ¥33,823 million for the fiscal year ended March 31, 2017 included losses of ¥32,038 million from marketable equity securities, ¥741 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥1,044 million from nonmarketable equity securities. The losses of ¥8,196 million for the fiscal year ended March 31, 2018 included losses of ¥6,660 million from marketable equity securities, ¥114 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥1,422 million from nonmarketable equity securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2019, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥606 million, which were included in Investment securities gains (losses)—net in the accompanying consolidated statements of income. The losses of ¥606 million for the fiscal year ended March 31, 2019 was recorded substantially from Available-for-sale debt securities which mainly comprised of corporate bonds. Impairment of marketable equity securities is eliminated according to new guidance on recognition and measurement of financial assets and financial liabilities. The Available-for-sale securities (AFS category) is eliminated for equity securities and, therefore, OTTI review is not required for those securities.

Gross Unrealized Losses and Fair Value

The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities, Held-to-maturity debt securities and Equity securities at March 31, 2018, and Available-for-sale debt securities, Held-to-maturity debt securities at March 31, 2019, by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2018:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥4,767,893	¥2,701	¥187,000	¥1,142	¥4,954,893	¥3,843	140
Japanese prefectural and municipal bonds	400,705	453	353,047	2,067	753,752	2,520	193
Foreign government and official institution bonds	846,818	16,955	818,937	27,953	1,665,755	44,908	157
Corporate bonds	312,993	856	74,717	172	387,710	1,028	150
Residential mortgage-backed securities	438,545	2,644	623,285	12,919	1,061,830	15,563	503
Commercial mortgage-backed securities	50,898	386	9,067	234	59,965	620	60
Asset-backed securities	144,073	1,403	5,345	12	149,418	1,415	29
Other debt securities	12,341	367	56,117	2,663	68,458	3,030	23

Total	¥6,974,266	¥25,765	¥2,127,515	¥47,162	¥9,101,781	¥72,927	1,255

Held-to-maturity debt securities:
Foreign government and official institution bonds	¥55,837	¥103	¥—	¥—	¥55,837	¥103	10
Residential mortgage-backed securities	299,286	3,487	451,968	11,239	751,254	14,726	332
Commercial mortgage-backed securities	2,150	2	169,065	1,016	171,215	1,018	32
Asset-backed securities	275,814	1,222	—	—	275,814	1,222	11

Total	¥633,087	¥4,814	¥621,033	¥12,255	¥1,254,120	¥17,069	385

Equity securities:
Marketable equity securities	¥448,489	¥43,482	¥28	¥6	¥448,517	¥43,488	116

Total	¥448,489	¥43,482	¥28	¥6	¥448,517	¥43,488	116

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2019:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥4,149,302	¥976	¥5,599	¥1	¥4,154,901	¥977	39
Japanese prefectural and municipal bonds	12,772	5	—	—	12,772	5	4
Foreign government and official institution bonds	397,718	1,125	1,160,671	24,429	1,558,389	25,554	179
Corporate bonds	163,615	776	79,758	46	243,373	822	92
Residential mortgage-backed securities	316,942	1,757	648,353	19,581	965,295	21,338	536
Commercial mortgage-backed securities	42,126	678	57,167	1,673	99,293	2,351	104
Asset-backed securities	164,738	2,553	—	—	164,738	2,553	87
Other debt securities	77,660	549	37,027	2,369	114,687	2,918	38

Total	¥5,324,873	¥8,419	¥1,988,575	¥48,099	¥7,313,448	¥56,518	1,079

Held-to-maturity debt securities:
Foreign government and official institution bonds	¥—	¥—	¥55,084	¥212	¥55,084	¥212	10
Residential mortgage-backed securities	74,180	1,199	798,165	20,003	872,345	21,202	457
Commercial mortgage-backed securities	3,154	37	155,011	1,995	158,165	2,032	32
Asset-backed securities	1,423,048	10,196	241,233	1,651	1,664,281	11,847	102

Total	¥1,500,382	¥11,432	¥1,249,493	¥23,861	¥2,749,875	¥35,293	601

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Corporate bonds

As of March 31, 2019, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.

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

	2017	2018	2019
	(in millions)
Balance at beginning of fiscal year	¥6,691	¥4,125	¥3,499

Additions:
Initial credit impairments	645	111	555
Subsequent credit impairments	96	3	51

Reductions:
Securities sold or matured	(3,307)	(740)	(2,344)

Balance at end of fiscal year	¥4,125	¥3,499	¥1,761

The cumulative declines in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at March 31, 2018 and 2019 were ¥2,992 million and ¥1,069 million, respectively. Of which, the credit loss components recognized in earnings were ¥3,499 million and ¥1,761 million, and the remaining amounts related to all other factors recognized in Accumulated OCI before taxes were ¥507 million and ¥692 million at March 31, 2018 and 2019, respectively.

Residential mortgage-backed securities

As of March 31, 2019, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group analyzed that no OTTI was identified on such securities as of March 31, 2019 and no impairment loss has been recorded because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.

Asset-backed securities

As of March 31, 2019, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the OTTI and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no OTTI was identified as of March 31, 2019 and no impairment loss has been recorded.

Other debt securities

As of March 31, 2019, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of OTTI, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no OTTI losses were recorded in the accompanying consolidated statements of income.

Marketable equity securities included in Equity Securities

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

OTTI of marketable equity securities is eliminated according to new guidance on recognition and measurement of financial assets and financial liabilities.

Equity Securities

The following table presents net realized losses on sales of equity securities, and net unrealized losses on equity securities still held at March 31, 2019.

Fiscal year ended March 31,
2019
(in millions)
Net losses recognized during the period(1)	¥(278,746)
Less:
Net losses recognized during the period on equity securities sold during the period	(3,303)

Net unrealized losses recognized during the reporting period still held at the reporting date	¥(275,443)

Note:

(1)	Included in Investment securities gains (losses)—net.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonmarketable Equity Securities

Nonmarketable equity securities included in Equity securities were primarily carried at cost of ¥538,251 million at March 31, 2018, because their fair values were not readily determinable.

The remaining balances were nonmarketable equity securities included in Equity securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value of ¥28,359 million at March 31, 2018. See Note 32 for the valuation techniques and inputs used to estimate the fair values.

With respect to cost-method investments of ¥97,586 million at March 31, 2018, the MUFG Group estimated a fair value using commonly accepted valuation techniques to determine whether the investments were impaired in each reporting period. See Note 32 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥440,665 million at March 31, 2018, the MUFG Group performed a test to determine whether any impairment indicators existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share of an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of cost-method investments, which had aggregated costs of ¥437,486 million at March 31, 2018, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized OTTI losses on the cost-method investments of ¥1,044 million and ¥1,422 million for the fiscal years ended March 31, 2017 and 2018, respectively. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measurement Alternative of Equity Securities

The following table presents the carrying value of nonmarketable equity securities held at March 31, 2019, that were measured under the measurement alternative, and the related adjustments for these securities for the fiscal year ended March 31, 2019.

Fiscal year ended March 31,
2019
(in millions)
Measurement alternative balance at March 31, 2019	¥563,733
Measurement alternative impairment losses(1)	¥(2,292)
Measurement alternative downward changes for observable prices(1)(2)	¥—
Measurement alternative upward changes for observable prices(1)(2)(3)	¥53,077

Notes:

(1)	Included in Investment securities gains (losses)—net.
(2)	Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.
(3)	The MUFG Group applied measurement alternative upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.

4.	LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2018 and 2019 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2018	2019
	(in millions)
Domestic:
Manufacturing	¥10,876,625	¥11,153,996
Construction	781,262	717,664
Real estate	11,763,769	11,706,419
Services	2,689,086	2,653,191
Wholesale and retail	7,989,080	7,643,397
Banks and other financial institutions(1)	4,818,364	5,213,020
Communication and information services	1,551,533	1,510,596
Other industries	8,939,291	8,756,483
Consumer	16,287,332	15,802,024

Total domestic	65,696,342	65,156,790

Foreign:
Governments and official institutions	920,538	841,695
Banks and other financial institutions(1)	12,851,570	11,641,373
Commercial and industrial	30,591,173	31,951,169
Other	7,270,928	7,597,502

Total foreign	51,634,209	52,031,739

Unearned income, unamortized premiums—net and deferred loan fees—net	(294,656)	(304,588)

Total(2)	¥117,035,895	¥116,883,941

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥226,923 million and ¥291,794 million at March 31, 2018 and 2019, respectively.

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

The nonaccrual loans by class at March 31, 2018 and 2019 is shown below:

	2018	2019
	(in millions)
Commercial
Domestic	¥332,994	¥272,777
Manufacturing	77,163	65,896
Construction	10,791	9,813
Real estate	33,317	23,152
Services	30,717	26,188
Wholesale and retail	108,175	94,531
Banks and other financial institutions	1,145	898
Communication and information services	13,815	11,955
Other industries	37,549	25,406
Consumer	20,322	14,938
Foreign-excluding MUAH and Krungsri	109,516	111,002
Residential	69,464	68,499
Card	61,387	61,419
MUAH	52,282	46,549
Krungsri	121,286	127,424

Total(1)	¥746,929	¥687,670

Note:
(1)	The above table does not include loans held for sale of ¥61 million and ¥12,702 million at March 31, 2018 and 2019, respectively, and loans acquired with deteriorated credit quality of ¥6,659 million and ¥6,284 million at March 31, 2018 and 2019, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and TDRs. The following table shows information about impaired loans by class at March 31, 2018 and 2019:

	Recorded Loan Balance
At March 31, 2018:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥626,469	¥188,984	¥815,453	¥875,795	¥331,851
Manufacturing	361,268	36,566	397,834	408,124	166,098
Construction	10,936	7,172	18,108	18,490	7,921
Real estate	43,553	23,053	66,606	71,809	10,665
Services	38,097	16,600	54,697	59,335	25,890
Wholesale and retail	128,661	49,628	178,289	189,404	94,832
Banks and other financial institutions	1,125	26	1,151	1,151	972
Communication and information services	18,782	7,852	26,634	28,082	16,041
Other industries	12,978	34,282	47,260	67,525	5,350
Consumer	11,069	13,805	24,874	31,875	4,082
Foreign-excluding MUAH and Krungsri	122,243	40,249	162,492	190,518	82,855
Loans acquired with deteriorated credit quality	7,837	—	7,837	15,470	4,324
Residential(4)	105,089	6,261	111,350	134,777	16,928
Card(4)	66,964	388	67,352	74,840	21,223
MUAH(4)	48,895	33,650	82,545	94,565	7,743
Krungsri(4)	58,529	25,565	84,094	90,957	29,402

Total(3)	¥1,036,026	¥295,097	¥1,331,123	¥1,476,922	¥494,326

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Recorded Loan Balance
At March 31, 2019:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥560,474	¥157,465	¥717,939	¥759,399	¥227,004
Manufacturing	349,597	28,189	377,786	384,306	92,919
Construction	8,366	5,975	14,341	14,779	6,574
Real estate	20,848	29,961	50,809	55,943	5,704
Services	30,239	13,020	43,259	46,838	20,059
Wholesale and retail	118,253	45,620	163,873	175,714	84,503
Banks and other financial institutions	1,012	21	1,033	1,033	830
Communication and information services	8,794	6,929	15,723	16,587	6,817
Other industries	13,772	17,989	31,761	38,342	6,874
Consumer	9,593	9,761	19,354	25,857	2,724
Foreign-excluding MUAH and Krungsri	127,521	34,484	162,005	183,133	85,966
Loans acquired with deteriorated credit quality	8,136	—	8,136	14,990	5,450
Residential(4)	97,176	6,495	103,671	120,526	14,357
Card(4)	64,691	330	65,021	72,226	21,829
MUAH(4)	46,552	23,208	69,760	83,300	8,294
Krungsri(4)	57,066	26,193	83,259	90,377	28,254

Total(3)	¥961,616	¥248,175	¥1,209,791	¥1,323,951	¥391,154

Notes:

(1)	These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans at March 31, 2018 and 2019 are accrual TDRs as follows: ¥536,748 million and ¥497,013 million—Commercial; ¥40,734 million and ¥34,449 million—Residential; ¥28,541 million and ¥26,183 million—Card; ¥39,333 million and ¥33,155 million—MUFG Americas Holdings; and ¥24,899 million and ¥26,851 million—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥61 million and ¥12,702 million at March 31, 2018 and 2019, respectively.
(4)	Impaired Loans for Residential, Card, MUAH and Krungsri segments in the above table include loans acquired with deteriorated credit quality.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017		2018		2019
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,137,501	¥14,116	¥918,093	¥9,441	¥766,847	¥12,383
Manufacturing	601,256	5,845	472,081	3,787	387,725	6,057
Construction	26,684	434	19,465	281	15,721	291
Real estate	96,229	1,593	74,087	1,146	57,850	1,069
Services	81,967	1,236	59,916	794	48,945	1,044
Wholesale and retail	238,798	3,466	186,356	2,347	171,687	2,848
Banks and other financial institutions	2,272	11	1,729	8	1,330	8
Communication and information services	27,531	570	25,461	388	22,478	491
Other industries	24,709	397	50,377	215	39,178	234
Consumer	38,055	564	28,621	475	21,933	341
Foreign-excluding MUAH and Krungsri	291,612	5,132	209,297	4,244	159,999	3,127
Loans acquired with deteriorated credit quality	9,974	432	8,591	492	7,814	182
Residential	133,876	1,883	119,409	1,563	107,165	1,620
Card	75,809	2,483	69,831	1,993	66,187	1,614
MUAH	91,690	1,664	83,504	1,993	71,162	2,292
Krungsri	51,597	2,201	75,370	3,899	83,165	4,995

Total	¥1,792,059	¥27,911	¥1,484,095	¥23,625	¥1,262,339	¥26,213

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions)
Accrual TDRs:
Balance at beginning of fiscal year	¥613,844	¥819,819	¥670,255
Additions (new accrual TDR status)(1)	492,269	144,368	71,033
Transfers to other impaired loans (including nonaccrual TDRs)	(40,182)	(25,122)	(19,053)
Loans sold	(1,637)	(39,378)	(26)
Principal payments and other	(244,475)	(229,432)	(104,558)

Balance at end of fiscal year(1)	¥819,819	¥670,255	¥617,651

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of fiscal year	¥1,111,306	¥896,031	¥660,868
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	541,789	281,275	222,003
Charge-off	(106,097)	(98,355)	(55,309)
Transfers to accrual TDRs	(333,478)	(43,858)	(22,110)
Loans sold	(44,984)	(31,581)	(26,022)
Principal payments and other	(272,505)	(342,644)	(187,290)

Balance at end of fiscal year(1)	¥896,031	¥660,868	¥592,140

Notes:

(1)	For the fiscal year ended March 31, 2017, lease receivables of ¥875 million and ¥74 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,065 million and ¥389 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2017. For the fiscal year ended March 31, 2018, lease receivables of ¥1,809 million and ¥113 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,282 million and ¥1,286 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2018. For the fiscal year ended March 31, 2019, lease receivables of ¥2,947 million and ¥2,088 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥5,060 million and ¥3,361 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2019.
(2)	Included in the additions of other impaired loans for the fiscal years ended March 31, 2017, 2018 and 2019 are nonaccrual TDRs as follows: ¥11,699 million, ¥12,002 million and ¥13,493 million—Card; ¥25,023 million, ¥12,799 million and ¥12,738 million—MUFG Americas Holdings; and ¥7,471 million, ¥12,280 million and ¥10,519 million—Krungsri, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings

The following table summarizes the MUFG Group’s TDRs by class for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017		2018		2019
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥377,563	¥377,563	¥70,380	¥69,021	¥36,693	¥36,693
Manufacturing	335,347	335,347	35,954	35,954	11,654	11,654
Construction	1,377	1,377	1,020	1,020	703	703
Real estate	7,457	7,457	1,269	1,269	948	948
Services	5,268	5,268	4,139	4,139	2,141	2,141
Wholesale and retail	22,868	22,868	16,280	14,921	19,315	19,315
Banks and other financial institutions	—	—	246	246	—	—
Communication and information services	2,405	2,405	9,643	9,643	268	268
Other industries	1,493	1,493	761	761	472	472
Consumer	1,348	1,348	1,068	1,068	1,192	1,192
Foreign-excluding MUAH and Krungsri	58,178	58,178	25,522	25,522	5,692	5,692
Loans acquired with deteriorated credit quality	1,030	1,030	—	—	50	50
Residential(1)(3)	13,092	13,092	9,763	9,763	7,379	7,379
Card(2)(3)	17,256	16,759	17,436	16,912	19,685	18,837
MUAH(2)(3)	38,558	38,449	40,578	38,224	19,837	19,837
Krungsri(2)(3)	32,340	32,340	24,015	23,929	24,392	24,330

Total	¥538,017	¥537,411	¥187,694	¥183,371	¥113,728	¥112,818

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2017	2018	2019
	Troubled Debt Restructurings That Subsequently defaulted
	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥4,587	¥4,067	¥11,002
Manufacturing	1,373	839	312
Construction	11	—	89
Real estate	38	10	—
Services	217	822	473
Wholesale and retail	2,530	2,231	1,713
Banks and other financial institutions	—	—	—
Communication and information services	385	140	8,365
Other industries	—	—	50
Consumer	33	25	—
Foreign-excluding MUAH and Krungsri	11,268	—	—
Loans acquired with deteriorated credit quality	—	—	—
Residential(1)(3)	231	159	362
Card(2)(3)	3,661	4,191	3,442
MUAH(2)(3)	6,624	2,565	349
Krungsri(2)(3)	3,984	4,789	7,926

Total	¥30,355	¥15,771	¥23,081

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)	TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans.
(3)	For the fiscal year ended March 31, 2017, extension of the stated maturity date of loans was the primary concession type in the Residential segment, reduction in the stated rate was the primary concession type in the Commercial and Card segments and payment deferrals were the primary concession type in the MUFG Americas Holdings and Krungsri segments. For the fiscal year ended March 31, 2018, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and payment deferrals were the primary concession type in the MUFG Americas Holdings segment. For the fiscal year ended March 31, 2019, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUFG Americas Holdings segment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2018 and 2019:

	2018	2019
	(in millions)
Commercial(1)
Domestic	¥482,566	¥445,312
Manufacturing	320,702	311,890
Construction	7,362	4,591
Real estate	33,289	27,657
Services	23,987	17,135
Wholesale and retail	70,119	69,350
Banks and other financial institutions	6	135
Communication and information services	12,837	3,780
Other industries	9,712	6,357
Consumer	4,552	4,417
Foreign-excluding MUAH and Krungsri	54,182	51,701
Residential(1)	40,734	34,449
Card(2)	67,352	65,021
MUAH(2)	65,373	48,128
Krungsri(2)	54,036	62,980

Total	¥764,243	¥707,591

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)	TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2018 and 2019 are nonaccrual TDRs as follows: ¥38,811 million and ¥38,838 million—Card; ¥26,040 million and ¥14,973 million—MUFG Americas Holdings; and ¥24,855 million and ¥31,069 million—Krungsri, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2017, 2018 and 2019 was not material.

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

The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥172,159 million and ¥169,819 million at March 31, 2018 and 2019, respectively. See Note 25 for further discussion of commitments to extend credit.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2018 and 2019 are shown below:

At March 31, 2018:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥49,050,274	¥1,690,924	¥271,456	¥51,012,654
Manufacturing	10,215,497	596,662	57,730	10,869,889
Construction	727,932	43,673	9,116	780,721
Real estate	11,379,291	279,931	32,692	11,691,914
Services	2,467,540	175,733	24,081	2,667,354
Wholesale and retail	7,518,383	374,706	77,870	7,970,959
Banks and other financial institutions	4,800,281	10,923	1,145	4,812,349
Communication and information services	1,491,093	48,153	11,958	1,551,204
Other industries	8,780,517	120,466	36,951	8,937,934
Consumer	1,669,740	40,677	19,913	1,730,330
Foreign-excluding MUAH and Krungsri	36,049,123	569,137	108,276	36,726,536
Loans acquired with deteriorated credit quality	12,035	11,728	3,562	27,325

Total	¥85,111,432	¥2,271,789	¥383,294	¥87,766,515

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,012,978	¥67,258	¥14,080,236
Card	¥528,108	¥61,707	¥589,815

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥4,360,445	¥14,238	¥4,509,044	¥59,890	¥116,842	¥9,060,459

			Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
			(in millions)
Krungsri			¥5,284,018	¥198,526	¥123,106	¥5,605,650

At March 31, 2019:			Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
			(in millions)
Commercial
Domestic			¥49,391,991	¥1,242,075	¥217,745	¥50,851,811
Manufacturing			10,819,594	279,801	47,968	11,147,363
Construction			672,152	37,236	7,857	717,245
Real estate			11,403,613	222,791	22,515	11,648,919
Services			2,436,489	174,784	19,953	2,631,226
Wholesale and retail			7,240,801	329,249	68,736	7,638,786
Banks and other financial institutions			5,199,889	7,654	898	5,208,441
Communication and information services			1,465,652	34,542	10,172	1,510,366
Other industries			8,610,464	119,581	24,947	8,754,992
Consumer			1,543,337	36,437	14,699	1,594,473
Foreign-excluding MUAH and Krungsri			35,418,267	562,854	112,103	36,093,224
Loans acquired with deteriorated credit quality			11,622	10,833	3,790	26,245

Total			¥84,821,880	¥1,815,762	¥333,638	¥86,971,280

				Accrual	Nonaccrual	Total(1)
				(in millions)
Residential				¥13,661,794	¥66,290	¥13,728,084
Card				¥516,983	¥61,599	¥578,582

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥4,752,021	¥15,540	¥4,699,698	¥51,948	¥88,356	¥9,607,563

			Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
			(in millions)
Krungsri			¥5,682,245	¥199,070	¥129,222	¥6,010,537

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUFG Americas Holdings do not include FDIC covered loans which are not individually rated totaling ¥953 million and ¥689 million as of March 31, 2018 and 2019, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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

Past Due Analysis

Ages of past due loans by class at March 31, 2018 and 2019 are shown below:

At March 31, 2018:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥13,290	¥43,913	¥57,203	¥50,955,451	¥51,012,654	¥6,419
Manufacturing	1,495	1,300	2,795	10,867,094	10,869,889	—
Construction	359	437	796	779,925	780,721	—
Real estate	2,090	3,225	5,315	11,686,599	11,691,914	1,633
Services	1,025	620	1,645	2,665,709	2,667,354	26
Wholesale and retail	3,886	4,198	8,084	7,962,875	7,970,959	1,349
Banks and other financial institutions	—	21	21	4,812,328	4,812,349	—
Communication and information services	657	328	985	1,550,219	1,551,204	—
Other industries	251	28,315	28,566	8,909,368	8,937,934	—
Consumer	3,527	5,469	8,996	1,721,334	1,730,330	3,411
Foreign-excluding MUAH and Krungsri	12,512	19,655	32,167	36,694,369	36,726,536	1,083
Residential	78,073	19,399	97,472	13,974,118	14,071,590	10,806
Card	18,887	32,218	51,105	528,284	579,389	—
MUAH	23,145	13,648	36,793	9,009,426	9,046,219	771
Krungsri	116,665	99,315	215,980	5,383,477	5,599,457	—

Total	¥262,572	¥228,148	¥490,720	¥116,545,125	¥117,035,845	¥19,079

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2019:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥11,551	¥30,648	¥42,199	¥50,809,612	¥50,851,811	¥6,900
Manufacturing	1,597	3,036	4,633	11,142,730	11,147,363	—
Construction	218	60	278	716,967	717,245	1
Real estate	2,034	4,256	6,290	11,642,629	11,648,919	2,524
Services	778	569	1,347	2,629,879	2,631,226	1
Wholesale and retail	2,791	2,390	5,181	7,633,605	7,638,786	62
Banks and other financial institutions	—	21	21	5,208,420	5,208,441	—
Communication and information services	411	758	1,169	1,509,197	1,510,366	—
Other industries	365	13,037	13,402	8,741,590	8,754,992	—
Consumer	3,357	6,521	9,878	1,584,595	1,594,473	4,312
Foreign-excluding MUAH and Krungsri	10,881	19,993	30,874	36,062,350	36,093,224	236
Residential	62,686	16,615	79,301	13,641,449	13,720,750	6,584
Card	17,203	30,568	47,771	527,421	575,192	—
MUAH	28,696	10,827	39,523	9,557,501	9,597,024	2,287
Krungsri	126,313	106,777	233,090	5,771,541	6,004,631	—

Total	¥257,330	¥215,428	¥472,758	¥116,369,874	¥116,842,632	¥16,007

Note:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2017, 2018 and 2019 are shown below:

Fiscal year ended March 31, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130
Provision for (reversal of) credit losses	177,295	12,224	13,289	(62)	50,942	253,688
Charge-offs	108,262	5,339	16,309	32,074	51,774	213,758
Recoveries	21,124	1,853	1,998	2,916	16,058	43,949

Net charge-offs	87,138	3,486	14,311	29,158	35,716	169,809
Others(1)	(6,030)	—	—	(5,501)	(1,290)	(12,821)

Balance at end of fiscal year	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal year ended March 31, 2018:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188
Provision for (reversal of) credit losses	(297,401)	(22,291)	23,422	(9,309)	64,732	(240,847)
Charge-offs	134,807	3,838	22,696	14,701	56,067	232,109
Recoveries	24,913	1,339	1,228	6,140	17,490	51,110

Net charge-offs	109,894	2,499	21,468	8,561	38,577	180,999
Others(1)	(2,293)	—	—	(2,098)	8,173	3,782

Balance at end of fiscal year	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124

Fiscal year ended March 31, 2019:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124
Provision for (reversal of) credit losses	(43,850)	(4,480)	23,809	9,277	49,574	34,330
Charge-offs	76,664	274	24,310	13,224	59,569	174,041
Recoveries	17,565	834	932	3,733	21,053	44,117

Net charge-offs	59,099	(560)	23,378	9,491	38,516	129,924
Others(1)	1,466	—	—	(970)	(10,842)	(10,346)

Balance at end of fiscal year	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥658,184

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2018 and 2019 are shown below:

At March 31, 2018:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥414,706	¥16,644	¥21,223	¥7,743	¥29,402	¥489,718
Collectively evaluated for impairment	64,375	24,718	10,884	45,571	115,161	260,709
Loans acquired with deteriorated credit quality(2)	12,017	1,184	12	451	33	13,697

Total	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124

Loans:
Individually evaluated for impairment	¥977,945	¥110,197	¥66,957	¥82,545	¥84,094	¥1,321,738
Collectively evaluated for impairment	86,761,245	13,961,393	512,432	8,963,679	5,515,363	115,714,112
Loans acquired with deteriorated credit quality(2)	27,325	8,646	10,426	15,188	6,193	67,778

Total(1)	¥87,766,515	¥14,080,236	¥589,815	¥9,061,412	¥5,605,650	¥117,103,628

At March 31, 2019:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥312,970	¥14,175	¥21,829	¥8,294	¥28,254	¥385,522
Collectively evaluated for impairment	63,366	23,413	10,708	44,282	116,529	258,298
Loans acquired with deteriorated credit quality(2)	13,279	1,038	13	5	29	14,364

Total	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥658,184

Loans:
Individually evaluated for impairment	¥879,944	¥102,948	¥64,752	¥69,760	¥83,259	¥1,200,663
Collectively evaluated for impairment	86,065,091	13,617,802	510,440	9,527,264	5,921,372	115,641,969
Loans acquired with deteriorated credit quality(2)	26,245	7,334	3,390	11,228	5,906	54,103

Total(1)	¥86,971,280	¥13,728,084	¥578,582	¥9,608,252	¥6,010,537	¥116,896,735

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Loans acquired with deteriorated credit quality in the above table include impaired loans which are individually evaluated for impairment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease from charge-offs in the allowance for credit losses amounting to ¥11.0 billion and ¥12.2 billion for the fiscal years ended March 31, 2017 and 2018, respectively, and an increase from recoveries in the allowance for credit losses amounting to ¥15.1 billion for the fiscal year ended March 31, 2019 due to loan disposal activity.

The MUFG Group sold ¥833 billion, ¥1,409 billion and ¥1,769 billion of loans within the Commercial segment during the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

Loans Acquired in a Transfer

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, the following table sets forth information regarding loans acquired in connection with mergers, for which it is probable, at acquisition, that the MUFG Group will be unable to collect all contractually required payments receivable.

	2018	2019
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisition	¥537	¥3,880
Cash flows expected to be collected at acquisition	197	1,449
Fair value of loans at acquisition	197	1,449
Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥40,917	¥29,672
Additions	—	—
Accretion	(14,067)	(7,178)
Disposals	(11)	—
Reclassifications from (to) nonaccretable difference	3,267	896
Foreign currency translation adjustments	(434)	(230)

Balance at end of fiscal year	¥29,672	¥23,160

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥223,695	¥180,011
Outstanding balance at end of fiscal year	180,011	161,525
Carrying amount at beginning of fiscal year	91,176	67,778
Carrying amount at end of fiscal year	67,778	54,103
Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥197	¥1,449
Carrying amount at end of fiscal year	6,659	6,284
Allowance for credit losses within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for credit losses at beginning of fiscal year	¥14,523	¥13,697
Additional provisions during fiscal year	2,285	1,744
Reductions of allowance during fiscal year	732	401
Balance of allowance for credit losses at end of fiscal year	13,697	14,364

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

As of March 31, 2018 and 2019, the components of the investment in direct financing leases were as follows:

	2018	2019
	(in millions)
Minimum lease payments receivable	¥1,862,664	¥1,922,339
Estimated residual values of leased property	31,650	27,468
Less—unearned income	(279,081)	(299,283)

Net investment in direct financing leases	¥1,615,233	¥1,650,524

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2019 were as follows:

Direct Financing Leases
(in millions)
Fiscal year ending March 31:
2020	¥510,439
2021	425,023
2022	353,355
2023	240,609
2024	171,286
2025 and thereafter	221,627

Total minimum lease payment receivables	¥1,922,339

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual borrowers in Japan and overseas in the normal course of business. In order to improve its loan quality, MUFG Bank and Mitsubishi UFJ Trust and Banking actively disposed of nonperforming loans. Most of the nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of MUFG Bank and Mitsubishi UFJ Trust and Banking generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥19,466 million, ¥2,976 million and ¥20,696 million for the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2018 and 2019, outstanding loans to such related parties were not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2017, 2018 and 2019, there were no loans to related parties that were charged off. Additionally, at March 31, 2017, 2018, and 2019, there were no loans to related parties that were impaired.

5.	PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2018 and 2019 consisted of the following:

	2018	2019
	(in millions)
Land	¥370,669	¥362,742
Buildings	739,665	829,606
Equipment and furniture	659,699	648,598
Leasehold improvements	311,645	305,281
Construction in progress	119,195	34,002

Total	2,200,873	2,180,229
Less accumulated depreciation	1,187,285	1,206,629

Premises and equipment-net	¥1,013,588	¥973,600

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥31,458 million and ¥34,141 million at March 31, 2018 and 2019, respectively. Accumulated depreciation on such capitalized leases at March 31, 2018 and 2019 amounted to ¥17,298 million and ¥19,946 million, respectively.

MUFG Bank has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. MUFG Bank either provided nonrecourse financing to the buyers for the sales proceeds or invested in the equity or common stock of the buyers. As a result, MUFG Bank was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the accompanying consolidated balance sheets and depreciated. The financing obligation at March 31, 2018 and 2019 was ¥41,892 million and ¥40,732 million, respectively.

For the fiscal years ended March 31, 2017, 2018 and 2019, the MUFG Group recognized ¥5,964 million, ¥39,358 million and ¥31,345 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥901 million, ¥213 million and ¥411 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2017, 2018 and 2019, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

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

Impairment losses for the fiscal year ended March 31, 2019 included ¥21,096 million losses on long-lived assets, including land, buildings, and equipment and furniture, which were held by certain consumer finance subsidiary. See Note 6 for the details of these impairments.

6.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2018 and 2019:

Effective April 1, 2018, the MUFG Group reorganized its business groups in an effort to further integrate the expertise and capabilities of its consolidated subsidiaries to respond to the needs of customers more effectively and efficiently, as part of its current medium-term business plan. To make and execute unified group-wide strategies based on customer characteristics and the nature of business, the MUFG Group integrated the operations of its consolidated subsidiaries into six business segments.—Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, and Global Markets. See Note 30 for the business segment information of the MUFG Group.

	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Total
	(in millions)
Balance at March 31, 2017:
Goodwill(1)	¥611,827	¥28,134	¥2,300	¥642,261
Accumulated impairment losses(1)	(177,750)	(14,368)	—	(192,118)

	434,077	13,766	2,300	450,143
Foreign currency translation adjustments and other	(8,399)	(410)	—	(8,809)

Balance at March 31, 2018:
Goodwill	603,428	27,724	2,300	633,452
Accumulated impairment losses	(177,750)	(14,368)	—	(192,118)

	425,678	13,356	2,300	441,334
Foreign currency translation adjustments and other	(7,206)	(237)	—	(7,443)

Balance at March 31, 2019:
Goodwill	596,222	27,487	2,300	626,009
Accumulated impairment losses	(177,750)	(14,368)	—	(192,118)

	¥418,472	¥13,119	¥2,300	¥433,891

Note:

(1)

Effective April 1, 2018, the MUFG Group reorganized its business groups. Goodwill originally recognized for Retail Banking Business Group, Corporate Banking Business Group, Trust Assets Business Group and Global Business Group other than MUAH and Krungsri

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was ¥1,900,019 million, which has been fully impaired before April 1, 2017. As these impairment losses recorded in past before the reorganization of the segment and are irrelevant to the annual impairment test under the new segment, the accumulated impaired loss is not allocated to new business segments after the reorganization of business group.

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

For the fiscal years ended March 31, 2017, the MUFG Group recognized ¥6,638 million, in impairment of goodwill relating to reporting units within the Trust Assets Business Group segment. There were no impairment losses recognized for the fiscal years ended March 31, 2018 and 2019. The MUFG Group readjusted its future cash flow projection of the reporting units in this segment, considering the subsidiaries’ recent business performance. Due to the situation, the fair value of the reporting units, which were based on discounted future cash flows, fell below the carrying amounts of the reporting units. Accordingly, the second step of the goodwill impairment test was performed for the reporting units. As a result, the carrying amounts of the reporting units’ goodwill exceeded the implied fair value of the reporting units’ goodwill, and the impairment losses were recognized on the related goodwill.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2018 and 2019:

	2018			2019
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥2,585,161	¥1,852,333	¥732,828	¥2,703,413	¥2,029,775	¥673,638
Core deposit intangibles	128,679	83,382	45,297	126,796	88,643	38,153
Customer relationships	391,832	227,079	164,753	387,936	246,526	141,410
Trade names	77,821	30,801	47,020	77,204	34,283	42,921
Other	9,706	3,977	5,729	9,601	4,220	5,381

Total	¥3,193,199	¥2,197,572	995,627	¥3,304,950	¥2,403,447	901,503

Intangible assets not subject to amortization:
Other(1)			15,492			25,693

Total			¥1,011,119			¥927,196

Note:

(1)	Intangible assets not subject to amortization includes ¥7,268 million and ¥17,431 million of mortgage servicing rights accounted for at fair value at March 31, 2018 and 2019, respectively.

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2018 amounted to ¥242,017 million, which primarily consisted of ¥239,460 million of software and ¥2,200 million of customer

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

relationships. The weighted average amortization periods for these assets are 5 years and 22 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2018 amounted to ¥28 million.

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2019 amounted to ¥262,700 million, which primarily consisted of ¥262,408 million of software. The weighted average amortization periods for these assets are 6 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2019 amounted to ¥11,172 million.

For the fiscal years ended March 31, 2017, 2018 and 2019, the MUFG Group recognized ¥5,803 million, ¥21,900 million and ¥118,108 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

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

The impairment loss for the fiscal year ended March 31, 2019 included a loss of ¥137,186 million relating to software held by certain consumer finance subsidiary under the Retail & Commercial Banking Business Group segment. The consumer finance subsidiary determined to fundamentally review its current system integration plan, comprehensively taking into account the scale, complexity and the degree of difficulty for the system development to respond rapid changes in payments market in an appropriate manner, at the meeting of the Board of Directors on March 25, 2019. The consumer finance subsidiary considered software under development unlikely to have cost reduction effect and remain in use in the future, and reevaluated the profitability of existing software in relation to its system integration plan. As a result, it was determined that carrying amounts of both system software under development and long lived assets group of credit business, including existing system software, land, buildings, and equipment and furniture exceeded their fair values, and ¥87,596 million and ¥28,494 million of impairment losses were recognized on system software under development and existing software, respectively. In computing the amount of impairment losses, the fair value was primarily estimated using an income approach. The income approach is based on the present value of expected cash flows, which represents market participant perspective. In addition to the impairments on software, ¥21,096 million of impairment losses on long-lived assets, including land, buildings, and equipment and furniture, were recognized.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2020	¥230,962
2021	195,126
2022	160,504
2023	120,350
2024	83,523

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	INCOME TAXES

Income before Income Tax Expense

Income before income tax expense by jurisdiction for the fiscal years ended March 31, 2017, 2018 and 2019 was as follows:

	2017	2018	2019
	(in millions)
Domestic income (loss)	¥(413,499)	¥803,057	¥228,018
Foreign income	686,042	858,762	642,824

Total	¥272,543	¥1,661,819	¥870,842

Income Tax Expense (Benefit)

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2017, 2018 and 2019 was as follows:

	2017	2018	2019
	(in millions)
Current:
Domestic	¥176,415	¥180,109	¥57,303
Foreign	130,406	107,119	123,730

Total	306,821	287,228	181,033

Deferred:
Domestic	(217,485)	116,873	(32,746)
Foreign	5,117	3,722	(15,050)

Total	(212,368)	120,595	(47,796)

Income tax expense	94,453	407,823	133,237
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	20,237	120,588	15,590
Debt valuation adjustments	(3,926)	(960)	4,293
Derivatives qualifying for cash flow hedges	(9,443)	(4,421)	(1,845)
Defined benefit plans	48,504	50,774	(38,229)
Foreign currency translation adjustments	(1,957)	(34,527)	15,148

Total	53,415	131,454	(5,043)

Total	¥147,868	¥539,277	¥128,194

The MUFG Group files tax returns on a consolidated basis for corporate income taxes within Japan. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the United States of America, on December 22, 2017, the Tax Cuts & Jobs Act was signed into law reducing the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the reduction in the corporate income tax rate, the MUFG Group revalued its net deferred tax liabilities at March 31, 2018, resulting in a one-time tax benefit of ¥10,395 million.

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 31.5%, 30.6%, and 30.6% for the fiscal years ended March 31, 2017, 2018 and 2019, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2017, 2018 and 2019 is as follows:

	2017	2018	2019
Combined normal effective statutory tax rate	31.5%	30.6%	30.6%
Nondeductible expenses	2.0	0.2	0.5
Impairment of goodwill	0.8	—	—
Foreign tax credit and payments	(9.6)	(1.7)	(3.3)
Lower tax rates applicable to income of subsidiaries	(0.2)	(0.4)	(2.5)
Change in valuation allowance	25.4	(3.0)	(1.4)
Nontaxable dividends received	(12.5)	(2.0)	(9.1)
Undistributed earnings of subsidiaries	3.5	0.7	0.6
Tax and interest expense for uncertainty in income taxes	(0.6)	0.0	0.6
Noncontrolling interest income	5.4	0.1	0.2
Effect of changes in tax laws	(9.8)	(0.6)	0.0
Other—net	(1.2)	0.6	(0.9)

Effective income tax rate	34.7%	24.5%	15.3%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2018 and 2019 were as follows:

	2018	2019
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥337,718	¥301,222
Operating loss carryforwards	167,355	177,143
Loans	3,483	691
Accrued liabilities and other	133,728	236,363
Premises and equipment, including sale-and-leaseback transactions	120,505	158,144
Derivative financial instruments	111,677	101,118
Defined benefit plans	—	5,238
Valuation allowance	(215,130)	(218,191)

Total deferred tax assets	659,336	761,728

Deferred tax liabilities:
Investment securities (including trading account assets at fair value under the fair value option)	973,390	911,483
Intangible assets	52,396	38,772
Lease transactions	83,445	65,115
Defined benefit plans	15,484	—
Other	119,970	280,701

Total deferred tax liabilities	1,244,685	1,296,071

Net deferred tax assets (liabilities)	¥(585,349)	¥(534,343)

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

For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2018 and 2019 to the extent that it is more likely than not that they will not be realized.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2018 and 2019, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥38,358 million and ¥48,103 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

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

Operating Loss and Tax Credit Carryforwards

At March 31, 2019, the MUFG Group had operating loss carryforwards for corporate tax of ¥527,882 million and tax credit carryforwards of ¥52,546 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2020	¥33,066	¥700
2021	12,727	194
2022	23,346	230
2023	68,850	232
2024	105,110	182
2025	167,035	117
2026 and thereafter	95,686	46,239
No definite expiration date	22,062	4,652

Total	¥527,882	¥52,546

Uncertainty in Income Tax

The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions)
Balance at beginning of fiscal year	¥9,950	¥7,851	¥12,917
Gross amount of increases for current year’s tax positions	888	427	313
Gross amount of increases for prior years’ tax positions	1,014	6,642	8,836
Gross amount of decreases for prior years’ tax positions	(95)	(455)	(1,090)
Net amount of changes relating to settlements with tax authorities	(39)	(1,074)	—
Decreases due to lapse of applicable statutes of limitations	(3,437)	(253)	(1,540)
Foreign exchange translation and others	(430)	(221)	(276)

Balance at end of fiscal year	¥7,851	¥12,917	¥19,160

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total amounts of unrecognized tax benefits for the years ended March 31, 2017, 2018 and 2019 that, if recognized, would affect the effective tax rate are ¥1,443 million, ¥6,518 million and ¥14,092 million, respectively. The remainder of the uncertain tax positions have offsetting amounts in other jurisdictions or are temporary differences.

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions)
Balance at beginning of fiscal year	¥4,727	¥4,054	¥4,564
Total interest and penalties in the consolidated statements of income	(591)	694	(1,655)
Total cash settlements, foreign exchange translation and others	(82)	(184)	147

Balance at end of fiscal year	¥4,054	¥4,564	¥3,056

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2018 and forward
United States—Federal	2014 and forward
United States—California	2015 and forward
Thailand	2012 and forward
Indonesia	2017 and forward

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

Pledged Assets

At March 31, 2019, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2019
(in millions)
Trading account securities	¥8,921,825
Investment securities	7,907,010
Loans	14,192,075
Other	51,714

Total	¥31,072,624

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

2019
(in millions)
Deposits	¥223,075
Payables under repurchase agreements and securities lending transactions	16,316,732
Other short-term borrowings and long-term debt	14,522,393
Other	10,424

Total	¥31,072,624

At March 31, 2019, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets with a combined carrying value of ¥19,875,392 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.

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

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2018 and 2019 the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,679,482 million and ¥2,568,340 million, respectively.

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

If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2019, the MUFG Group pledged ¥30,204 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2018 and 2019, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥25,358 billion and ¥22,927 billion, respectively, of which ¥17,738 billion and ¥16,514 billion, respectively, was sold or repledged.

At March 31, 2018 and 2019, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,473,109 million and ¥1,276,897 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,158,053 million and ¥844,234 million, respectively.

9.	DEPOSITS

The balances of time deposits, including CDs, issued in amounts of ¥10 million (approximately U.S.$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 29, 2019) or more with respect to domestic deposits and issued in amounts of U.S.$100,000 or more with respect to foreign deposits were ¥27,381,920 million and ¥22,386,612 million, respectively, at March 31, 2018, and ¥25,899,780 million and ¥23,858,381 million, respectively, at March 31, 2019.

The maturity information at March 31, 2019 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥33,351,324	¥23,559,245
Due after one year through two years	4,987,763	1,145,596
Due after two years through three years	2,688,960	351,794
Due after three years through four years	539,629	146,985
Due after four years through five years	574,244	22,104
Due after five years	836,549	29,634

Total	¥42,978,469	¥25,255,358

10.	CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2018 and 2019 is as follows:

	2018	2019
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥2,452,543	¥2,450,320
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.31%	0.12%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	DUE TO TRUST ACCOUNT

Mitsubishi UFJ Trust and Banking holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with Mitsubishi UFJ Trust and Banking which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2018 and 2019 is as follows:

	2018	2019
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥3,386,158	¥2,735,952
Weighted average interest rate on outstanding balance at end of fiscal year	0.00%	0.00%

12.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2018 and 2019, the MUFG Group had unused lines of credit for financing amounting to ¥5,142,206 million and ¥5,525,069 million, respectively. The amounts principally consist of pooled collateral which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2018 and 2019 were comprised of the following:

	2018	2019
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,094,487	¥1,033,568
Borrowings from the Bank of Japan	305,520	241,070
Borrowings from other financial institutions	243,968	227,482
Other	84,620	122,166

Total domestic offices	1,728,595	1,624,286

Foreign offices:
Commercial paper	4,275,278	3,929,636
Borrowings from other financial institutions	784,949	967,901
Short-term debentures	18,523	68,492
Other	73,917	141,803

Total foreign offices	5,152,667	5,107,832

Total	6,881,262	6,732,118
Less unamortized discount	138	1,045

Other short-term borrowings—net	¥6,881,124	¥6,731,073

Weighted average interest rate on outstanding balance at end of fiscal year	1.29%	1.97%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2018 and 2019 was comprised of the following:

	2018	2019
	(in millions)
MUFG:
Obligations under capital leases	¥1,973	¥1,725
Unsubordinated debt(1):
Fixed rate bonds, payable in US dollars, due 2021-2039, principally 2.19%-4.29%	1,737,809	2,949,022
Fixed rate bonds, payable in Euro, due 2021-2033, principally 0.40%-1.75%	230,629	301,124
Fixed rate bonds, payable in other currencies, due 2025-2027, principally 3.55%-4.05%(2)	17,639	21,257
Floating rate bonds, payable in US dollars, due 2021-2023, principally 3.31%-4.51%	424,795	765,188
Floating rate bonds, payable in Euro, due 2023, principally 0.24%	—	43,596

Total	2,410,872	4,080,187

Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2024-2030, principally 0.37%-1.39%	482,662	618,925
Adjustable rate bonds, payable in Japanese yen, due 2024-2028, principally 0.30%-0.66%	795,944	890,359
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 1.03%-4.42%	1,557,610	1,706,695
Adjustable rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.46%-0.50%	32,500	32,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.17%-4.78%	1,500	45,960
Floating rate bonds, payable in Japanese yen, no stated maturity, principally 3.00%	3,500	3,500
Floating rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.57%-0.79%	76,000	86,000

Total	2,949,716	3,383,939

Total	5,362,561	7,465,851

MUFG Bank:
Obligations under capital leases	¥6,906	¥7,704
Obligation under sale-and-leaseback transactions	41,892	40,732
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2019-2027, principally 0.22%-2.69%	346,800	234,500
Fixed rate bonds, payable in US dollars, due 2019-2049, principally 0.00%-4.70%	1,451,745	1,284,812
Fixed rate bonds, payable in Euro, due 2022-2037, principally 0.88%-2.06%	111,956	112,687
Fixed rate bonds, payable in other currencies, due 2021-2047, principally 0.00%-5.30%(2)	19,502	19,084
Fixed rate borrowings, payable in Japanese yen, due 2019-2028, principally 0.00%-0.25%	9,561,784	10,786,372
Fixed rate borrowings, payable in US dollars, due 2018, principally 7.49%	38	—
Fixed rate borrowings, payable in Euro, due 2026, principally 0.00%	1,044	—
Fixed rate borrowings, payable in other currencies, due 2030, principally 2.93%(2)	—	9,483
Adjustable rate bonds, payable in US dollars, due 2030, principally 3.00%	1,062	1,110
Floating rate bonds, payable in US dollars, due 2018, principally 3.13%	53,120	—
Floating rate borrowings, payable in US dollars, due 2019-2031, principally 2.64%-3.34%	1,071,239	1,008,949
Floating rate borrowings, payable in Euro, due 2021-2022, principally 0.00%-0.06%	20,150	15,382
Floating rate borrowings, payable in other currencies, due 2028, principally 3.23%(2)	—	5,240

Total	12,638,440	13,477,619

Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2019-2031, principally 1.31%-2.91%	520,350	513,420
Fixed rate borrowings, payable in Japanese yen, due 2022-2035, principally 0.37%-2.24%	98,400	73,400
Adjustable rate borrowings, payable in Japanese yen, due 2024-2028, principally 0.37%-2.56%	73,000	20,000

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2018	2019
	(in millions)
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 2.67%-4.78%	496,000	355,000
Floating rate borrowings, payable in Japanese yen, due 2027, principally 0.19%	15,000	15,000

Total	1,202,750	976,820

Obligations under loan securitization transaction accounted for as secured borrowings due 2019-2078, principally 0.13%-6.90%	622,061	639,037

Total	14,512,049	15,141,912

Other subsidiaries:
Obligations under capital leases	¥9,835	¥13,107
Unsubordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2019-2044, principally 0.00%-20.00%	3,453,352	1,291,537
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2019-2037, principally 0.00%-34.00%	936,086	1,385,936
Fixed rate borrowings, bonds and notes, payable in Euro, due 2020-2026, principally 0.15%-1.28%	2,619	2,479
Fixed rate borrowings, bonds and notes, payable in Thai baht, due 2019-2025, principally 0.01%-7.15%	330,814	334,586
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2019-2037, principally 0.00%-15.33%(2)	190,567	219,781
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2019-2048, principally 0.00%-7.70%	1,342,318	1,425,387
Floating rate borrowings, bonds and notes, payable in US dollars, due 2019-2028, principally 0.00%-27.00%	186,515	244,253
Floating rate borrowings, bonds and notes, payable in other currencies, due 2019-2022, principally 1.43%-3.41%(2)	5,420	6,241

Total	6,447,691	4,910,200

Subordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2019-2030, principally 0.65%-2.61%	364,326	269,373
Fixed rate bonds and notes, payable in US dollars, due 2019-2027, principally 7.50%-10.85%	1,661	1,409
Fixed rate bonds and notes, payable in Thai baht, due 2020-2027, principally 3.40%-3.90%	144,900	143,212
Fixed rate bonds and notes, payable in other currencies, due 2021, principally 0.00%(2)	7,428	7,347
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 2.83%	104,500	4,500
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2019-2021, principally 0.53%-0.73%	72,493	41,000
Floating rate bonds and notes, payable in US dollars, due 2019-2036, principally 4.49%-11.86%	5,250	5,172

Total	700,558	472,013

Obligations under loan securitization transaction accounted for as secured borrowings due 2020-2022, principally 1.10%-2.20%	50,551	2,813

Total	7,208,635	5,398,133

Total	27,083,245	28,005,896

Debt Issuance Cost	¥(13,689)	¥(15,353)

Total	¥27,069,556	¥27,990,543

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Minor currencies, such as Australian dollars, British pounds, Indonesian rupiah, Brazilian real, Russian ruble, etc, have been summarized into the “other currencies” classification.

The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2018 and 2019.

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2019:

	MUFG	BK	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2020	¥450	¥1,551,272	¥1,502,213	¥3,053,935
2021	685,348	8,552,229	895,647	10,133,224
2022	1,172,368	2,166,840	720,272	4,059,480
2023	746,235	663,227	580,257	1,989,719
2024	265,873	315,828	414,380	996,081
2025 and thereafter	4,595,577	1,892,516	1,285,364	7,773,457

Total	¥7,465,851	¥15,141,912	¥5,398,133	¥28,005,896

New Issuances of Bonds for Basel III

For the fiscal year ended March 31, 2019, the MUFG Group issued to institutional investors in Japan ¥155,000 million aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable or when the MUFG Group becomes subject to bankruptcy proceedings.

For the fiscal year ended March 31, 2019, the MUFG Group issued $13,220 million (approximately ¥1,467,288 million), €1,000 million (approximately ¥124,560 million) and HK$302 million (approximately ¥4,270 million) of bonds with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) to global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board (“FSB”). Under the FSB’s TLAC standard, the MUFG Group is required to hold TLAC debt in an amount not less than 16% of risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2017, 2018 and 2019 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2017	2018	2019	2017		2018		2019
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥49,057	¥47,064	¥48,352	¥13,107	¥990	¥10,169	¥676	¥12,395	¥525
Interest cost on projected benefit obligation	12,308	14,383	13,504	15,287	1,229	15,359	1,079	14,958	1,046
Expected return on plan assets	(60,255)	(68,432)	(74,270)	(29,339)	(2,047)	(32,110)	(2,122)	(33,266)	(2,314)
Amortization of net actuarial loss	17,764	7,309	731	12,707	1,366	8,847	1,124	9,993	707
Amortization of prior service cost	(6,348)	(1,094)	(1,210)	(2,045)	(1,534)	(3,090)	(2,775)	(3,039)	(2,020)
Loss (gain) on settlements and curtailment	(1,765)	(4,394)	(5,980)	(208)	—	52	—	49	—

Net periodic benefit cost (income)	¥10,761	¥(5,164)	¥(18,873)	¥9,509	¥4	¥(773)	¥(2,018)	¥1,090	¥(2,056)

As a result of adopting the new guidance issued in March 2017, as described in Note 1, the service cost component continues to be presented in Salaries and employee benefits while other components of net pension benefit/cost (i.e., Interest cost on projected benefit obligation, Expected return on plan assets, Amortization of net actuarial loss, Amortization of prior service cost, and Loss (gain) on settlements and curtailment disclosed in the above table) are now presented in Other non-interest expenses.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2017	2018	2019	2017		2018		2019
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	0.68%	0.82%	0.76%	3.90%	3.03%	3.52%	3.61%	3.19%	3.27%
Discount rates in determining benefit obligation	0.82	0.76	0.61	3.81	3.86	3.38	3.43	3.87	3.99
Rates of increase in future compensation level for determining expense	3.23	3.23	3.21	4.65	—	4.65	—	4.65	—
Rates of increase in future compensation level for determining benefit obligation	3.23	3.21	3.21	4.65	—	4.65	—	5.01	—
Expected rates of return on plan assets	2.75	2.87	2.83	6.80	7.50	6.71	7.50	6.70	7.50

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	MUAH		Other than MUAH
	2018(1)	2019(1)	2018(1)	2019(1)
Initial trend rate	4.44%	4.44%	7.00%	7.00%
Ultimate trend rate	3.94%	3.94%	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2026	2027	2026	2027

	MUAH		Other than MUAH
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥183	¥(152)	¥44	¥(35)
Effect on postretirement benefit obligation	3,110	(2,630)	812	(644)

Note:

(1)	Fiscal years of MUFG Americas Holdings and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2017 and 2018, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2018 and 2019:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2018	2019	2018		2019
	Non-contributory pension benefits and SIP	Non-contributory pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,793,848	¥1,821,794	¥478,463	¥35,222	¥502,056	¥34,347
Service cost	47,064	48,352	10,169	676	12,395	525
Interest cost	14,383	13,504	15,359	1,079	14,958	1,046
Plan participants’ contributions	—	—	28	455	37	452
Acquisitions/ Divestitures	(29)	(160)	—	—	(17)	—
Amendments	—	—	—	—	64	—
Actuarial loss (gain)	49,678	43,527	25,519	506	(28,466)	(2,354)
Benefits paid	(67,913)	(66,539)	(19,388)	(2,520)	(19,894)	(2,221)
Lump-sum payment	(15,237)	(18,594)	(861)	—	(1,750)	—
Translation adjustments and other	—	—	(7,233)	(1,071)	(10,303)	(285)

Benefit obligation at end of fiscal year	1,821,794	1,841,884	502,056	34,347	469,080	31,510

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,346,310	2,603,329	477,479	30,339	542,646	32,466
Actual return on plan assets	250,704	13,664	75,824	4,890	(21,353)	(1,948)
Employer contributions	74,181	44,427	16,969	190	3,117	102
Acquisitions/ Divestitures	47	(93)	—	—	—	—
Plan participants’ contributions	—	—	28	455	37	452
Benefits paid	(67,913)	(66,539)	(19,388)	(2,520)	(19,894)	(2,221)
Translation adjustments and other	—	—	(8,266)	(888)	(11,058)	(593)

Fair value of plan assets at end of fiscal year	2,603,329	2,594,788	542,646	32,466	493,495	28,258

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥798,849	¥770,564	¥83,578	¥2,552	¥67,821	¥1,372
Accrued benefit cost	(17,314)	(17,660)	(42,988)	(4,433)	(43,406)	(4,624)

Net amount recognized	¥781,535	¥752,904	¥40,590	¥(1,881)	¥24,415	¥(3,252)

The aggregated accumulated benefit obligations of these plans at March 31, 2018 and 2019 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2018	2019	2018	2019
	(in millions)
Aggregated accumulated benefit obligations	¥1,784,837	¥1,800,992	¥475,522	¥457,048

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2018 and 2019 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2018	2019	2018	2019
	(in millions)
Projected benefit obligations	¥22,445	¥23,108	¥62,511	¥63,273
Accumulated benefit obligations	22,445	23,108	52,012	52,249
Fair value of plan assets	5,272	5,629	19,521	19,866

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2017, 2018 and 2019 were ¥7,722 million, ¥10,153 million and ¥9,325 million, respectively.

The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2018 and 2019:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2018	2019	2018		2019
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥135,656	¥245,037	¥111,820	¥7,449	¥126,238	¥8,628
Prior service cost	(6,669)	(5,459)	(17,936)	(6,237)	(14,536)	(4,263)

Gross amount recognized in Accumulated OCI	128,987	239,578	93,884	1,212	111,702	4,365
Taxes	(81,747)	(115,816)	(25,251)	(358)	(29,875)	(1,282)

Net amount recognized in Accumulated OCI	¥47,240	¥123,762	¥68,633	¥854	¥81,827	¥3,083

The following table presents OCI for the fiscal years ended March 31, 2018 and 2019:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2018	2019	2018		2019
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(132,593)	¥104,132	¥(18,165)	¥(2,262)	¥26,155	¥1,908
Prior service cost arising during the year	—	—	—	—	65	—
Losses (gains) due to amortization:
Net actuarial loss	(7,309)	(731)	(8,847)	(1,124)	(9,993)	(707)
Prior service cost	1,094	1,210	3,090	2,775	3,039	2,020
Curtailment and settlement	4,394	5,980	(52)	—	(49)	—
Foreign currency translation adjustments	—	—	(3,502)	(36)	(1,399)	(68)

Total changes in Accumulated OCI	¥(134,414)	¥110,591	¥(27,476)	¥(647)	¥17,818	¥3,153

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected amounts that will be amortized from Accumulated OCI as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2020:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥5,395	¥7,731	¥1,130
Prior service cost	(1,269)	(3,056)	(1,916)

Total	¥4,126	¥4,675	¥(786)

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

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2019 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	39.3%	0.3%	—%
Japanese debt securities	32.1	—	—
Non-Japanese equity securities	14.9	48.5	70.0
Non-Japanese debt securities	9.1	39.1	30.0
Real estate	1.3	9.9	—
Short-term assets	3.3	2.2	—

Total	100.0%	100.0%	100.0%

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2020 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥32.7 billion
For the pension benefits of foreign offices and subsidiaries	0.7 billion
For the other benefits of foreign offices and subsidiaries	0.4 billion

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2020	¥84,558	¥19,923	¥1,997
2021	82,297	20,928	2,072
2022	82,320	21,903	2,129
2023	81,710	22,881	2,177
2024	81,684	23,726	2,205
Thereafter (2025-2029)	401,772	162,850	10,222

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

Government bonds and other debt securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted prices to measure the fair value of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include Japanese government bonds, most non-Japanese government bonds and certain corporate bonds. When quoted prices are available but not traded actively, such securities are classified in Level 2 of the fair value hierarchy. When quoted prices are not available, the MUFG Group generally estimates fair values by using non-binding prices obtained from independent pricing vendors. Such securities are generally classified in Level 2 of the fair value hierarchy. Level 2 securities include certain non-Japanese government bonds, official institution bonds and corporate bonds. When there is lack of liquidity for securities or significant inputs adopted to the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Such Level 3 securities mainly consist of non-Japanese corporate bonds.

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

The following table presents the fair value of each major category of plan assets as of March 31, 2018 and 2019:

Pension benefits and SIP Investments:

At March 31, 2018	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥139,847	¥—	¥—	¥139,847	¥—	¥—	¥—	¥—
Non-Japanese government bonds	15,552	944	—	16,496	17,945	4,081	—	22,026
Other debt securities	201	3,482	1,071	4,754	—	81,968	—	81,968
Japanese marketable equity securities	934,691	—	—	934,691	887	—	—	887
Non-Japanese marketable equity securities	71,729	255	—	71,984	42,166	815	—	42,981
Other investment funds	—	—	—	—	99,798	9,997	—	109,795	(2)
Japanese general account of life insurance companies(1)	—	225,925	—	225,925	—	—	—	—
Other investments	3,485	23,195	—	26,680	2	4,867	155	5,024

Total	¥1,165,505	¥253,801	¥1,071	¥1,420,377	¥160,798	¥101,728	¥155	¥262,681

At March 31, 2019	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥146,060	¥—	¥—	¥146,060	¥—	¥—	¥—	¥—
Non-Japanese government bonds	8,570	656	—	9,226	38,687	4,615	—	43,302
Other debt securities	109	3,698	1,030	4,837	—	100,462	—	100,462
Japanese marketable equity securities	855,353	—	—	855,353	—	—	—	—
Non-Japanese marketable equity securities	64,957	234	—	65,191	20,569	652	—	21,221
Other investment funds	—	—	—	—	73,286	9,044	—	82,330	(2)
Japanese general account of life insurance companies(1)	—	222,460	—	222,460	—	—	—	—
Other investments	917	18,626	—	19,543	18	4,415	188	4,621

Total	¥1,075,966	¥245,674	¥1,030	¥1,322,670	¥132,560	¥119,188	¥188	¥251,936

Notes:

(1)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.24% from April 1, 2017 to March 31, 2018 and 1.24% from April 1, 2018 to March 31, 2019.
(2)	Other investment funds of the foreign offices and subsidiaries include mutual funds and real estate funds of ¥93,821 million and ¥516 million, respectively, which were held by MUFG Americas Holdings at December 31, 2017 and ¥68,556 million and nil, respectively, at December 31, 2018.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2018 and 2019:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2018		2019		2018		2019
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥83,205		¥109,915		¥—		¥—
Japanese debt securities	252,730		184,121		—		—
Non-Japanese marketable equity securities	151,893		162,901		—		—
Non-Japanese debt securities	100,998		155,792		—		—
Other	135,275		134,306		—		—

Total pooled funds	724,101		747,035		—		—

Other investment funds	458,851	(1)	525,083	(1)	279,965	(2)	241,559	(2)

Total	¥1,182,952		¥1,272,118		¥279,965		¥241,559

Notes:

(1)	Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥433,221 million and ¥13,664 million, respectively, at March 31, 2018 and ¥500,850 million and ¥12,058 million, respectively, at March 31, 2019.
(2)	Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of ¥63,088 million, ¥40,205 million and ¥158,249 million, respectively, at March 31, 2018 and ¥53,775 million, ¥46,818 million and ¥140,728 million, respectively, at March 31, 2019.

Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥982 million (0.03% of plan assets) of debt securities issued by the MUFG Group at March 31, 2018 and ¥1,224 million (0.04% of plan assets) at March 31, 2019, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥7,596 million (0.24% of plan assets) of common stock issued by the MUFG Group at March 31, 2018 and ¥5,414 million (0.18% of plan assets) at March 31, 2019, respectively.

Other post retirement plan investments:

	Foreign offices and subsidiaries
	2018				2019
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Non-Japanese government bonds	¥2,523	¥—	¥—	¥2,523	¥1,705	¥—	¥—	¥1,705
Other debt securities	—	5,797	—	5,797	—	6,124	—	6,124
Non-Japanese marketable equity securities	—	7	—	7	—	6	—	6
Other investment funds(1)	6,082	—	—	6,082	5,487	—	—	5,487
Other investments	1	264	—	265	—	130	—	130

Total	¥8,606	¥6,068	¥—	¥14,674	¥7,192	¥6,260	¥—	¥13,452

Note:

(1)	Other investment funds mainly consist of mutual funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2018 and 2019:

	Foreign offices and subsidiaries
Assets category	2018	2019
	(in millions)
Other investment funds(1)	¥17,792	¥14,806

Total	¥17,792	¥14,806

Note:

(1)	Other investment funds of the foreign offices and subsidiaries include mutual funds, common collective funds and pooled separate accounts with variable life insurance policies of ¥553 million, ¥11,332 million and ¥5,907 million, respectively, which were held by MUFG Americas Holdings at December 31, 2017 and ¥147 million, ¥9,583 million and ¥5,076 million, respectively, at December 31, 2018.

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2018 and 2019:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2017	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2018
	(in millions)
Other debt securities	¥208	¥(6)	¥(18)	¥887	¥—	¥—	¥1,071
Other investment funds	206	36	—	(242)	—	—	—

Total	¥414	¥30	¥(18)	¥645	¥—	¥—	¥1,071

	Foreign offices and subsidiaries
Assets category	March 31, 2017	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2018
	(in millions)
Other investments	¥760	¥51	¥(2)	¥(654)	¥—	¥—	¥155

Total	¥760	¥51	¥(2)	¥(654)	¥—	¥—	¥155

	Domestic subsidiaries
Assets category	March 31, 2018	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2019
	(in millions)
Other debt securities	¥1,071	¥4	¥49	¥(94)	¥—	¥—	¥1,030

Total	¥1,071	¥4	¥49	¥(94)	¥—	¥—	¥1,030

	Foreign offices and subsidiaries
Assets category	March 31, 2018	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2019
	(in millions)
Other investments	¥155	¥—	¥(3)	¥36	¥—	¥—	¥188

Total	¥155	¥—	¥(3)	¥36	¥—	¥—	¥188

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2017, 2018 and 2019 was ¥15,636 million, ¥17,413 million and ¥17,859 million, respectively.

14.	OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2018 and 2019 were as follows:

	2018	2019
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥1,017,194	¥1,141,075
Other	1,190,885	1,394,794
Investments in equity method investees	2,219,196	2,487,389
Prepaid benefit cost (Note 13)	884,979	839,757
Cash collateral pledged for derivative transactions (Note 8)	1,473,109	1,276,897
Cash collateral for the use of Bank of Japan’s settlement infrastructure	851,066	911,528
Other	3,029,635	2,990,462

Total	¥10,666,064	¥11,041,902

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,247,652	¥1,289,672
Other	1,357,387	1,308,733
Deferred tax liabilities	654,053	624,062
Allowance for off-balance sheet credit instruments	81,739	119,307
Accrued benefit cost (Note 13)	64,735	65,690
Guarantees and indemnifications	41,349	45,346
Cash collateral received for derivative transactions (Note 8)	1,158,053	844,234
Accrued and other liabilities	2,802,445	3,061,462

Total	¥7,407,413	¥7,358,506

Investments in equity method investees include marketable equity securities carried at ¥1,627,896 million and ¥1,936,468 million at March 31, 2018 and 2019, respectively. Corresponding aggregated market values were ¥3,186,618 million and ¥2,702,838 million, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥1,206,998 million and ¥1,326,339 million at March 31, 2018 and 2019, respectively. As of March 31, 2019, the MUFG Group held approximately 24.01% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥174,459 million and ¥178,679 million at March 31, 2018 and 2019, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥5,465 million, ¥29,442 million and ¥51,645 million for the fiscal years ended March 31, 2017, 2018 and 2019 respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

Summarized Financial Information of the MUFG Group’s Equity Method Investees

Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2018 and 2019, and for each of the three years ended March 31, 2019 is as follows:

	2018	2019
	(in billions)
Trading assets	¥29,008	¥29,392
Securities purchased under agreements to resell	8,525	10,718
Securities borrowed	14,431	15,416
Total assets	91,207	97,223
Deposits	17,043	19,948
Customer and other payables	20,709	21,431
Borrowings	20,713	21,165
Total liabilities	82,762	88,134
Noncontrolling interests	155	130

	2017	2018	2019
	(in billions)
Net revenues	¥3,939	¥4,354	¥4,365
Total non-interest expenses	2,871	3,133	3,170
Income from continuing operations before income taxes	1,068	1,221	1,195
Net income applicable to Morgan Stanley	730	759	944

Morgan Stanley early adopted the new accounting guidance on “Targeted Improvements to Accounting for Hedging Activities” on January 1, 2018. This resulted in recording a cumulative catch-up adjustment by Morgan Stanley, decreasing the MUFG Group’s proportionate share of Retained earnings as reflected on the MUFG Group’s consolidated statement of equity.

Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2018 and 2019, and for each of the three years ended March 31, 2019 is as follows:

	2018	2019
	(in billions)
Net loans	¥14,343	¥15,772
Total assets	26,008	28,910
Deposits	7,783	9,103
Total liabilities	21,209	23,423
Noncontrolling interests	1,009	1,135

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2017	2018	2019
	(in billions)
Total interest income	¥777	¥901	¥1,036
Total interest expense	252	329	430
Net interest income	525	572	606
Provision for credit losses	97	136	157
Income before income tax expense	147	337	205
Net income	97	229	135

15.	OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2018 and 2019, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2018	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥12,585	¥—	¥12,585	¥(9,664)	¥(832)	¥2,089
Receivables under resale agreements	8,825	(3,099)	5,726	(5,171)	(17)	538
Receivables under securities borrowing transactions	9,305	(36)	9,269	(9,208)	(1)	60

Total	¥30,715	¥(3,135)	¥27,580	¥(24,043)	¥(850)	¥2,687

Financial liabilities:
Derivative liabilities	¥11,877	¥—	¥11,877	¥(9,631)	¥(1,126)	¥1,120
Payables under repurchase agreements	21,169	(3,034)	18,135	(17,890)	(31)	214
Payables under securities lending transactions	8,206	(36)	8,170	(8,139)	(12)	19
Obligations to return securities received as collateral	3,177	—	3,177	(1,072)	—	2,105

Total	¥44,429	¥(3,070)	¥41,359	¥(36,732)	¥(1,169)	¥3,458

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2019	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥13,205	¥—	¥13,205	¥(10,752)	¥(590)	¥1,863
Receivables under resale agreements	13,885	(2,910)	10,975	(9,793)	(20)	1,162
Receivables under securities borrowing transactions	2,759	—	2,759	(2,693)	—	66

Total	¥29,849	¥(2,910)	¥26,939	¥(23,238)	¥(610)	¥3,091

Financial liabilities:
Derivative liabilities	¥12,710	¥—	¥12,710	¥(10,671)	¥(933)	¥1,106
Payables under repurchase agreements	28,125	(2,900)	25,225	(24,930)	(15)	280
Payables under securities lending transactions	913	—	913	(880)	—	33
Obligations to return securities received as collateral	3,087	—	3,087	(1,244)	—	1,843

Total	¥44,835	¥(2,900)	¥41,935	¥(37,725)	¥(948)	¥3,262

16.	REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS

The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2018 and 2019. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2019
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥3,892	¥18,586	¥2,824	¥2,823	¥28,125
Payables under securities lending transactions	913	—	—	—	913
Obligations to return securities received as collateral	2,572	396	117	2	3,087

Total	¥7,377	¥18,982	¥2,941	¥2,825	¥32,125

Secured borrowing by the class of collateral pledged at March 31, 2018 and 2019 was as follows:

	March 31, 2018
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,462	¥7,085	¥1,242	¥10,789
Foreign government and official institution bonds	14,316	36	1,344	15,696
Corporate bonds	570	—	84	654
Residential mortgage-backed securities	3,567	—	—	3,567
Other debt securities	121	—	—	121
Marketable equity securities	123	1,085	507	1,715
Others	10	—	—	10

Total	¥21,169	¥8,206	¥3,177	¥32,552

	March 31, 2019
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥8,306	¥21	¥856	¥9,183
Foreign government and official institution bonds	14,291	—	1,286	15,577
Corporate bonds	705	—	172	877
Residential mortgage-backed securities	4,369	—	—	4,369
Other debt securities	238	—	—	238
Marketable equity securities	200	892	772	1,864
Others	16	—	1	17

Total	¥28,125	¥913	¥3,087	¥32,125

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.	PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2019.

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

As of March 31, 2017, 2018 and 2019, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.

18.	COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2017, 2018 and 2019 were as follows:

	2017	2018	2019
	(shares)
Balance at beginning of fiscal year	14,168,853,820	14,168,853,820	13,900,028,020
Retirement of shares of common stock	—	(268,825,800)	(232,257,500)

Balance at end of fiscal year	14,168,853,820	13,900,028,020	13,667,770,520

Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by MUFG Bank and Mitsubishi UFJ Trust and Banking at March 31, 2019, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.

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

From November 15, 2017 to December 22, 2017, MUFG repurchased 127,666,900 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion, in aggregate, in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2017. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 200,000,000 shares, which represents the equivalent of 1.50% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On January 22, 2018, MUFG cancelled all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2017.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From May 16, 2018 to June 4, 2018, MUFG repurchased 72,420,700 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥50 billion, in aggregate, in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2018. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 100,000,000 shares, which represents the equivalent of 0.76% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥50 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On July 20, 2018, MUFG cancelled all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 15, 2018.

From November 14, 2018 to December 10, 2018, MUFG repurchased 159,836,800 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion, in aggregate, in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2018. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 200,000,000 shares, which represents the equivalent of 1.52% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On January 22, 2019, MUFG cancelled all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2018.

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2019, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from the MUFG’s shareholders’ equity.

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

MUFG’s amount available for dividends, at March 31, 2019, was ¥4,221,793 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities(1):
Balance at beginning of fiscal year	¥1,995,314	¥2,032,807	¥2,270,346
Net change during the fiscal year	31,984	244,249	60,616
Effect of adopting new guidance by a foreign affiliated company	—	118	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	5,509	—	—
Effect of adopting new guidance on reclassification on certain tax effects	—	(6,828)	—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	—	—	(2,700,331)

Balance at end of fiscal year	¥2,032,807	¥2,270,346	¥(369,369)

Net debt valuation adjustments:
Balance at beginning of fiscal year	¥(2,080)	¥(10,632)	¥(16,488)
Net change during the fiscal year	(8,552)	(2,178)	9,729
Effect of adopting new guidance on reclassification on certain tax effects	—	(3,678)	—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	—	—	(1,911)

Balance at end of fiscal year	¥(10,632)	¥(16,488)	¥(8,670)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥4,516	¥(8,729)	¥(19,250)
Net change during the fiscal year	(13,245)	(7,025)	(4,890)
Effect of adopting new guidance on reclassification on certain tax effects	—	(3,496)	—

Balance at end of fiscal year	¥(8,729)	¥(19,250)	¥(24,140)

Defined benefit plans:
Balance at beginning of fiscal year	¥(317,422)	¥(214,062)	¥(119,593)
Net change during the fiscal year	103,360	109,012	(88,680)
Effect of adopting new guidance on reclassification on certain tax effects	—	(14,543)	—

Balance at end of fiscal year	¥(214,062)	¥(119,593)	¥(208,273)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥620,931	¥482,039	¥362,300
Net change during the fiscal year	(137,256)	(119,213)	(36,117)
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 26)	(1,636)	—	—
Effect of adopting new guidance on reclassification on certain tax effects	—	(526)	—

Balance at end of fiscal year	¥482,039	¥362,300	¥326,183

Balance at end of fiscal year	¥2,281,423	¥2,477,315	¥(284,269)

Note:

(1)	Included unrealized gains (losses) related to only debt securities for the fiscal year ended March 31, 2019.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017			2018			2019
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains on investment securities(1)	¥307,476	¥(107,082)	¥200,394	¥631,154	¥(204,916)	¥426,238	¥132,723	¥(24,690)	¥108,033
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(274,278)	86,845	(187,433)	(280,258)	84,328	(195,930)	(28,953)	9,100	(19,853)

Net change	33,198	(20,237)	12,961	350,896	(120,588)	230,308	103,770	(15,590)	88,180
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(19,023)			(13,941)			27,564

Net unrealized gains on investment securities attributable to Mitsubishi UFJ Financial Group			31,984			244,249			60,616

Net debt valuation adjustments:
Net debt valuation adjustments	(12,693)	3,994	(8,699)	(3,555)	1,088	(2,467)	13,006	(3,982)	9,024
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	215	(68)	147	417	(128)	289	1,016	(311)	705

Net change	(12,478)	3,926	(8,552)	(3,138)	960	(2,178)	14,022	(4,293)	9,729
Net debt valuation adjustments attributable to noncontrolling interests			—			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			(8,552)			(2,178)			9,729

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized losses on derivatives qualifying for cash flow hedges	(4,321)	2,041	(2,280)	(3,430)	1,571	(1,859)	(10,397)	2,825	(7,572)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(18,367)	7,402	(10,965)	(8,016)	2,850	(5,166)	3,662	(980)	2,682

Net change	(22,688)	9,443	(13,245)	(11,446)	4,421	(7,025)	(6,735)	1,845	(4,890)
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—			—

Net unrealized losses on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(13,245)			(7,025)			(4,890)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2017			2018			2019
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Defined benefit plans:
Defined benefit plans	131,971	(41,852)	90,119	154,708	(48,537)	106,171	(126,001)	37,655	(88,346)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	20,105	(6,652)	13,453	5,904	(2,237)	3,667	(1,168)	574	(594)

Net change	152,076	(48,504)	103,572	160,612	(50,774)	109,838	(127,169)	38,229	(88,940)
Defined benefit plans attributable to noncontrolling interests			212			826			(260)

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			103,360			109,012			(88,680)

Foreign currency translation adjustments:
Foreign currency translation adjustments	(148,460)	2,424	(146,036)	(137,811)	32,767	(105,044)	(18,062)	(17,932)	(35,994)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	3,293	(467)	2,826	(1,494)	1,760	266	(9,002)	2,784	(6,218)

Net change	(145,167)	1,957	(143,210)	(139,305)	34,527	(104,778)	(27,064)	(15,148)	(42,212)
Foreign currency translation adjustments attributable to noncontrolling interests			(5,954)			14,435			(6,095)

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(137,256)			(119,213)			(36,117)

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥(23,709)			¥224,845			¥(59,342)

Note:

(1)	Included unrealized gains (losses) related to only debt securities for the fiscal year ended March 31, 2019.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale debt securities(1)	¥(307,041)	¥(287,279)	¥(29,182)	Investment securities gains (losses)—net
Impairment losses on investment securities	32,744	6,759	596	Investment securities gains (losses)—net
Other	19	262	(367)

	(274,278)	(280,258)	(28,953)	Total before tax
	86,845	84,328	9,100	Income tax expense

	¥(187,433)	¥(195,930)	¥(19,853)	Net of tax

Net debt valuation adjustments	¥215	¥417	¥1,016	Equity in earnings of equity method investees—net

	215	417	1,016	Total before tax
	(68)	(128)	(311)	Income tax expense

	¥147	¥289	¥705	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(18,332)	¥(7,782)	¥3,739	Interest income on Loans, including fees
Other	(35)	(234)	(77)

	(18,367)	(8,016)	3,662	Total before tax
	7,402	2,850	(980)	Income tax expense

	¥(10,965)	¥(5,166)	¥2,682	Net of tax

Defined benefit plans
Net actuarial loss(2)	¥31,837	¥17,280	¥11,431	Other non-interest expenses
Prior service cost(2)	(9,927)	(6,959)	(6,269)	Other non-interest expenses
Gain on settlements and curtailment, and other(2)	(1,805)	(4,417)	(6,330)	Other non-interest expenses

	20,105	5,904	(1,168)	Total before tax
	(6,652)	(2,237)	574	Income tax expense

	¥13,453	¥3,667	¥(594)	Net of tax

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2017	2018	2019
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Foreign currency translation adjustments	¥(39)	¥(5,743)	¥(9,004)	Other non-interest income
	3,332	4,249	2	Other non-interest expenses

	3,293	(1,494)	(9,002)	Total before tax
	(467)	1,760	2,784	Income tax expense

	¥2,826	¥266	¥(6,218)	Net of tax

Total reclassifications for the period	¥(269,032)	¥(283,447)	¥(34,445)	Total before tax
	87,060	86,573	11,167	Income tax expense

	¥(181,972)	¥(196,874)	¥(23,278)	Net of tax

Notes:

(1)	Included unrealized gains (losses) related to only debt securities for the fiscal year ended March 31, 2019 while included unrealized gains (losses) related to both debt and equity securities for the fiscal years ended March 31, 2017 and 2018.
(2)	These Accumulated OCI components are components of net periodic benefit cost. See Note 13 for more information.

21.	NONCONTROLLING INTERESTS

Deconsolidation of Subsidiaries

The gains and losses due to deconsolidation of subsidiaries were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively, in the accompanying consolidated statements of income. The amount of net losses was ¥2,848 million for the fiscal year ended March 31, 2017, the amount of net gains was ¥4,448 million for the fiscal year ended March 31, 2018 and the amount of net gains was ¥7,228 million for the fiscal year ended March 31, 2019, respectively.

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥202,680	¥1,228,160	¥718,645
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	—	(34,751)	—
Other	(429)	8,006	(78)

Net transfers to the noncontrolling interest shareholders	(429)	(26,745)	(78)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥202,251	¥1,201,415	¥718,567

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	REGULATORY CAPITAL REQUIREMENTS

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

The Basel Committee revised the 1988 Accord (“Basel I”) in June 2004 and released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (“Basel II”). In addition, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2018 and 2019 in accordance with Basel III.

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

On the other hand, as for the numerator of the capital ratio, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing applicable capital components by risk-weighted assets. Tier 1 capital consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital is primarily consisting of common stock, capital surplus, retained earnings, and Accumulated OCI. Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined-benefit pension fund assets, are made to Common Equity Tier 1. Additional Tier 1 capital generally consists of Basel III compliant preferred securities, and during the transition period, other capital that meets Tier 1 requirements under Basel II standards.

Tier 2 capital generally consists of Basel III compliant subordinated debts, capital that meets Tier 2 requirements under Basel II standards during the transition period, certain allowances for credit losses, and noncontrolling interests in subsidiaries’ Tier 2 instruments. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systematically Important Bank (“G-SIB”), as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements had been phased in and fully implemented as of March 31, 2019. MUFG is required to maintain a capital conservation buffer of 1.875% and 2.5%, a G-SIB surcharge of 1.125% and 1.5%, and a countercyclical buffer of 0.01% and 0.04%, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, as of March 31, 2018 and 2019, respectively.

Leverage Ratios

The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to both on and off-balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include revisions to the measurement of the leverage ratio and a 3% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. Effective as of March 31, 2019, the minimum leverage ratio requirement was adopted by the FSA.

The risk-adjusted capital amounts and ratios, and leverage ratios, of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2018:
Total capital (to risk-weighted assets):
MUFG(1)	¥18,795,480	16.56%	¥12,492,344	11.01%
BK	14,470,240	15.90	7,280,570	8.00
TB	2,545,648	20.03	1,016,420	8.00
Tier1 capital (to risk-weighted assets):
MUFG(1)	16,251,749	14.32	10,223,072	9.01
BK	12,374,074	13.59	5,460,427	6.00
TB	2,245,853	17.67	762,315	6.00
Common Equity Tier1 capital (to risk-weighted assets):
MUFG(1)	14,284,945	12.58	8,521,118	7.51
BK	10,788,381	11.85	4,095,321	4.50
TB	2,060,107	16.21	571,736	4.50
At March 31, 2019:
Total capital (to risk-weighted assets):
MUFG(1)	¥18,769,793	16.03%	¥14,097,771	12.04%
BK	14,632,620	14.42	8,114,105	8.00
TB	2,213,195	24.40	725,540	8.00
Tier1 capital (to risk-weighted assets):
MUFG(1)	16,276,301	13.90	11,755,949	10.04
BK	12,639,454	12.46	6,085,579	6.00
TB	1,928,955	21.26	544,155	6.00
Common Equity Tier1 capital (to risk-weighted assets):
MUFG(1)	14,322,407	12.23	9,999,582	8.54
BK	10,990,820	10.83	4,564,184	4.50
TB	1,775,565	19.57	408,116	4.50
Leverage ratio(2):
MUFG	16,276,301	4.94	9,871,460	3.00
BK	12,639,454	4.63	8,189,494	3.00
TB	1,928,955	5.09	1,135,795	3.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Stand-alone:
At March 31, 2018:
Total capital (to risk-weighted assets):
BK	¥13,211,327	16.90%	¥6,252,458	8.00%
TB	2,529,316	19.88	1,017,331	8.00
Tier1 capital (to risk-weighted assets):
BK	11,344,078	14.51	4,689,344	6.00
TB	2,232,760	17.55	762,998	6.00
Common Equity Tier1 capital (to risk-weighted assets):
BK	9,802,445	12.54	3,517,008	4.50
TB	2,057,760	16.18	572,249	4.50
At March 31, 2019:
Total capital (to risk-weighted assets):
BK	¥13,560,583	15.58%	¥6,959,207	8.00%
TB	2,195,098	24.25	723,953	8.00
Tier1 capital (to risk-weighted assets):
BK	11,773,839	13.53	5,219,405	6.00
TB	1,911,237	21.12	542,965	6.00
Common Equity Tier1 capital (to risk-weighted assets):
BK	10,172,206	11.69	3,914,554	4.50
TB	1,758,237	19.42	407,224	4.50
Leverage ratio(2):
BK	11,773,839	4.84	7,284,812	3.00
TB	1,911,237	5.55	1,031,484	3.00

Notes:

(1)	Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 1.875% and a G-SIB surcharge of 1.125% as of March 31, 2018 and a capital conservation buffer of 2.5% and a G-SIB surcharge of 1.5% as of March 31, 2019. As of the same date, the countercyclical buffer applicable to MUFG is 0.04%.
(2)	Effective as of March 31, 2019, the minimum leverage ratio requirement was adopted by the FSA.

Mitsubishi UFJ Morgan Stanley Securities and other securities subsidiaries in Japan and overseas are also subject to regulatory capital requirements of the countries or jurisdictions in which they operate. In Japan, the Financial Instruments and Exchange Act and related ordinance require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

At March 31, 2018, Mitsubishi UFJ Morgan Stanley Securities’s capital accounts less certain fixed assets of ¥446,539 million on a stand-alone basis and ¥473,296 million on a consolidated basis, were 291.2% and 293.2% of the total amounts equivalent to market, counterparty credit and operational risks, respectively. At March 31, 2019, its capital accounts less certain fixed assets of ¥446,609 million on a stand-alone basis and ¥469,272 million on a consolidated basis, were 331.6% and 332.2% of the total amounts equivalent to market, counterparty credit and operational risks, respectively.

Management believes, as of March 31, 2019, that MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

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

As required under U.S. Basel III rules, the 2.5% capital conservation buffer is being implemented on a phased-in basis in equal increments of 0.625% per year over a four-year period that commenced on January 1, 2016. MUFG Americas Holdings and MUFG Union Bank would satisfy the minimum capital requirements including the capital conservation buffer on a fully phased-in basis if those requirements were effective as of December 31, 2018.

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2017 and 2018. MUFG Americas Holdings’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required(1)
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2017:
Total capital (to risk-weighted assets)	$17,106	17.76%	$8,910	9.250%
Tier 1 capital (to risk-weighted assets)	15,708	16.31	6,984	7.250
Tier 1 capital (to quarterly average assets)(2)	15,708	10.06	6,245	4.000
Common Equity Tier 1 capital (to risk-weighted assets)	15,708	16.31	5,539	5.750
At December 31, 2018:
Total capital (to risk-weighted assets)	$14,904	14.60%	$10,081	9.875%
Tier 1 capital (to risk-weighted assets)	14,256	13.96	8,039	7.875
Tier 1 capital (to quarterly average assets)(2)	14,256	8.77	6,502	4.000
Common Equity Tier 1 capital (to risk-weighted assets)	14,256	13.96	6,508	6.375

Notes:

(1)	The minimum capital requirement includes a capital conservation buffer of 1.250% at December 31, 2017 and 1.875% at December 31, 2018.
(2)	Excludes certain deductions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2017 and 2018. MUFG Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required(1)		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
BK(US):
At December 31, 2017:
Total capital (to risk-weighted assets)	$15,335	17.68%	$8,023	9.250%	$8,673	10.00%
Tier 1 capital (to risk-weighted assets)	14,028	16.17	6,288	7.250	6,938	8.00
Tier 1 capital (to quarterly average assets)(2)	14,028	11.78	4,762	4.000	5,953	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	14,028	16.17	4,987	5.750	5,637	6.50
At December 31, 2018:
Total capital (to risk-weighted assets)	$13,905	15.09%	$9,102	9.875%	$9,217	10.00%
Tier 1 capital (to risk-weighted assets)	13,316	14.45	7,258	7.875	7,374	8.00
Tier 1 capital (to quarterly average assets)(2)	13,316	10.61	5,018	4.000	6,273	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	13,316	14.45	5,876	6.375	5,991	6.50

Notes:

(1)	Beginning January 1, 2017 and 2018, the minimum capital requirement includes a capital conservation buffer of 1.250% and 1.875%, respectively.
(2)	Excludes certain deductions.

Management believes, as of December 31, 2018, that MUFG Americas Holdings and MUFG Union Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2017 and 2018, the notification from the OCC categorized MUFG Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” MUFG Union Bank must maintain a minimum total risk-based capital ratio of 10% as of December 31, 2017 and 2018, a Tier 1 risk-based capital ratio of 8% as of December 31, 2017 and 2018, a Tier 1 capital to quarterly average assets of 5% as of December 31, 2017 and 2018, and Common Equity Tier 1 risk-based capital ratio of 6.5% as of December 31, 2017 and 2018, as set forth in the table. There are no conditions or events since that notification that management believes have changed MUFG Union Bank’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥202,680	¥1,228,160	¥718,645

Effect of dilutive instruments:
Stock acquisition rights and restricted stock units—Morgan Stanley	(3,212)	(3,826)	(3,745)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥199,468	¥1,224,334	¥714,900

	2017	2018	2019
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	13,574,314	13,291,842	13,058,698
Effect of dilutive instruments:
Stock acquisition rights and the common shares of MUFG under the Board Incentive Plan(1)	10,571	1,650	484

Weighted average common shares for diluted computation	13,584,885	13,293,492	13,059,182

	2017	2018	2019
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥14.93	¥92.40	¥55.03

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group(1)	¥14.68	¥92.10	¥54.74

Note:

(1)	For the fiscal year ended March 31, 2019, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

24.	DERIVATIVE FINANCIAL INSTRUMENTS

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

Cash Flow Hedges

At December 31, 2018, MUFG Americas Holdings used interest rate floors with a notional amount of ¥55.5 billion and interest rate swaps with a notional amount of ¥19.3 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed loans and LIBOR indexed short-term borrowings, respectively. At December 31, 2018, the weighted average remaining life of active cash flow hedges was 2.6 years.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in non-interest expense in the period in which they arise. At December 31, 2018, MUFG Americas Holdings expects to reclassify approximately ¥9.8 billion of losses from Accumulated OCI as a reduction to net interest income during the year ending December 31, 2019. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to December 31, 2018.

Fair Value Hedges

MUFG Americas Holdings engaged in an interest rate hedging strategy in which one or more interest rate swaps were associated with a specified interest bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigated the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, LIBOR.

For fair value hedges, any ineffectiveness is recognized in non-interest expense in the period in which it arises. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offsets with no impact on earnings. For the fiscal years ended December 31, 2017 and 2018, MUFG Americas Holdings recorded losses on the hedging instruments and gains on the hedged liability, both of which were less than ¥1 billion.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2018 and 2019:

	Notional amounts(1)
	2018	2019
	(in trillions)
Interest rate contracts	¥1,219.7	¥1,409.6
Foreign exchange contracts	220.8	230.5
Equity contracts	6.1	6.4
Commodity contracts	0.3	0.2
Credit derivatives	6.5	7.2
Others	3.1	3.0

Total	¥1,456.5	¥1,656.9

Note:

(1)	Includes both written and purchased positions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives on the Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2018 and 2019:

	Fair value of derivative instruments
	2018(1)(5)			2019(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥8,712	¥—	¥8,712	¥10,108	¥1	¥10,109
Foreign exchange contracts	3,557	—	3,557	2,795	—	2,795
Equity contracts	207	—	207	188	—	188
Commodity contracts	35	—	35	27	—	27
Credit derivatives	72	—	72	84	—	84
Others	2	—	2	2	—	2

Total derivative assets	¥12,585	¥—	¥12,585	¥13,204	¥1	¥13,205

Derivative liabilities:
Interest rate contracts	¥8,674	¥17	¥8,691	¥9,896	¥—	¥9,896
Foreign exchange contracts	3,000	—	3,000	2,671	—	2,671
Equity contracts	227	—	227	183	—	183
Commodity contracts	33	—	33	27	—	27
Credit derivatives	71	—	71	69	—	69
Others(6)	(145)	—	(145)	(136)	—	(136)

Total derivative liabilities	¥11,860	¥17	¥11,877	¥12,710	¥—	¥12,710

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUFG Americas Holdings. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 32.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives and Hedged Items on the Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income and Accumulated OCI by accounting designation for the fiscal years ended March 31, 2017, 2018 and 2019:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2017			2018			2019
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥(137)	¥(137)	¥—	¥51	¥51	¥—	¥6	¥6
Foreign exchange contracts	(183)	—	(183)	(163)	—	(163)	(347)	—	(347)
Equity contracts	—	(153)	(153)	—	(260)	(260)	—	80	80
Commodity contracts	—	2	2	—	6	6	—	—	—
Credit derivatives	—	18	18	—	(2)	(2)	—	(40)	(40)
Others	—	(55)	(55)	3	(22)	(19)	(7)	(70)	(77)

Total	¥(183)	¥(325)	¥(508)	¥(160)	¥(227)	¥(387)	¥(354)	¥(24)	¥(378)

Gains and losses for derivatives designated as cash flow hedges

	2017	2018	2019
	(in billions)
Losses recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥(3)	¥(4)	¥(11)

Total	¥(3)	¥(4)	¥(11)

Gains (losses) reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥18	¥8	¥(4)

Total	¥18	¥8	¥(4)

Note:

(1)	Included in Interest income.

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

The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2018 and 2019:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2018:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥440,610	¥1,199,269	¥85,094	¥1,724,973	¥(33,389)
Non-investment grade	168,102	259,497	4,775	432,374	(3,431)
Not rated	—	45,425	—	45,425	8

Total	608,712	1,504,191	89,869	2,202,772	(36,812)

Index and basket credit default swaps held by BK:
Investment grade(2)	3,000	118,359	37,781	159,140	(3,381)
Non-investment grade	7,000	82,867	—	89,867	(1,311)

Total	10,000	201,226	37,781	249,007	(4,692)

Index and basket credit default swaps held by SCHD:
Investment grade(2)	15,000	108,000	6,000	129,000	(2,641)
Non-investment grade	12,000	29,000	—	41,000	(749)
Not rated	42,439	260,951	1,863	305,253	(16,294)

Total	69,439	397,951	7,863	475,253	(19,684)

Total index and basket credit default swaps sold	79,439	599,177	45,644	724,260	(24,376)

Total credit default swaps sold	688,151	2,103,368	135,513	2,927,032	(61,188)

Other credit derivatives sold(3)
Investment grade	—	74,368	—	74,368	(24)

Total credit derivatives	¥688,151	¥2,177,736	¥135,513	¥3,001,400	¥(61,212)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2019:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥378,527	¥1,603,962	¥145,689	¥2,128,178	¥(30,303)
Non-investment grade	112,901	238,330	5,672	356,903	(127)
Not rated	—	5,097	—	5,097	(47)

Total	491,428	1,847,389	151,361	2,490,178	(30,477)

Index and basket credit default swaps held by BK:
Investment grade(2)	—	120,854	—	120,854	(82)
Non-investment grade	—	101,001	—	101,001	(2,010)

Total	—	221,855	—	221,855	(2,092)

Index and basket credit default swaps held by SCHD:
Investment grade(2)	13,000	194,618	8,000	215,618	(3,853)
Non-investment grade	—	—	—	—	—
Not rated	8,863	206,832	3,444	219,139	(3,043)

Total	21,863	401,450	11,444	434,757	(6,896)

Total index and basket credit default swaps sold	21,863	623,305	11,444	656,612	(8,988)

Total credit default swaps sold	513,291	2,470,694	162,805	3,146,790	(39,465)

Other credit derivatives sold(3)
Investment grade	77,693	—	—	77,693	(620)

Total credit derivatives	¥590,984	¥2,470,694	¥162,805	¥3,224,483	¥(40,085)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Other credit derivatives primarily consist of total return swaps.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥52 billion and ¥2,416 billion, respectively, at March 31, 2018, and approximately ¥35 billion and ¥2,687 billion, respectively, at March 31, 2019.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2018 and 2019 was approximately ¥0.7 trillion and ¥0.6 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥127 billion and ¥85 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥78 billion and ¥65 billion, respectively, as of March 31, 2018 and ¥84 billion and ¥56 billion, respectively, as of March 31, 2019.

25.	OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2018 and 2019. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥403.2 billion and ¥468.9 billion at March 31, 2018 and 2019, respectively, which are syndicated out to third parties. The contractual or notional

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2018:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,311	¥3,115	¥850	¥346
Performance guarantees	3,051	2,144	801	106
Derivative instruments(1)	40,513	15,230	18,314	6,969
Liabilities of trust accounts	9,444	6,017	558	2,869
Others	22	2	4	16

Total	¥57,341	¥26,508	¥20,527	¥10,306

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2019:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥3,901	¥2,792	¥838	¥271
Performance guarantees	3,256	2,332	784	140
Derivative instruments(1)	58,025	29,734	20,921	7,370
Liabilities of trust accounts	11,520	5,884	420	5,216
Others	53	12	13	28

Total	¥76,755	¥40,754	¥22,976	¥13,025

Note:

(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

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

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees, as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2018 and 2019 are excluded from this presentation, as they are disclosed in Note 24.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are certain agreements with trust creditors that have provisions limiting the MUFG Group’s exposure as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While in principle, any liabilities of a trust are payable by the trust account and its beneficiaries. A trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors limits the trustee’s exposure to the trust account assets. At March 31, 2018 and 2019, there were liabilities of ¥9,444 billion and ¥11,520 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally includes obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets. The MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Carrying Amount

At March 31, 2018 and 2019, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,110,505 million and ¥1,051,297 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,069,156 million and ¥1,005,951 million as of March 31, 2018 and 2019, respectively. Credit derivatives sold by the MUFG Group at March 31, 2018 and 2019 are excluded from this presentation, as they are disclosed in Note 24. In addition, Other liabilities include an allowance for off-balance sheet instruments of ¥31,101 million and ¥96,946 million at March 31, 2018 and 2019, respectively, related to these transactions.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2018 and 2019. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2018:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,311	¥4,211	¥83	¥13	¥4
Performance guarantees	3,051	2,910	113	5	23

Total	¥7,362	¥7,121	¥196	¥18	¥27

		Amount by borrower grade
At March 31, 2019:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,901	¥3,779	¥98	¥21	¥3
Performance guarantees	3,256	3,070	79	78	29

Total	¥7,157	¥6,849	¥177	¥99	¥32

Notes:

(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2019, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the fair value of securities lent.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2019, approximately 64% of these commitments will expire within one year, 33% from one year to five years and 3% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2018 and 2019:

	2018	2019
	(in billions)
Commitments to extend credit	¥80,090	¥77,273
Commercial letters of credit	1,191	1,057
Commitments to make investments	183	240
Other	13	5

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2018 and 2019:

Consolidated VIEs	Consolidated assets
At March 31, 2018:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,390,029	¥52,703	¥44,902	¥2,273	¥1,777,017	¥5,502,892	¥10,242
Investment funds	598,662	—	10,300	461,036	19,895	—	107,431
Special purpose entities created for structured financing	198,484	—	2,332	—	—	149,194	46,958
Repackaged instruments	152,781	520	—	17,376	92,210	42,632	43
Securitization of the MUFG Group’s assets	10,852,539	—	—	—	—	10,827,488	25,051
Trust arrangements	7,177,407	—	10,541	702	152,277	7,011,255	2,632
Others	44,247	361	14,236	—	42	12,963	16,645

Total consolidated assets before elimination	26,414,149	53,584	82,311	481,387	2,041,441	23,546,424	209,002
The amounts eliminated in consolidation	(7,223,156)	(53,454)	(59,150)	(3,804)	(88,758)	(6,996,317)	(21,673)

Total consolidated assets	¥19,190,993	¥130	¥23,161	¥477,583	¥1,952,683	¥16,550,107	¥187,329

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,409,190	¥—	¥5,176,663	¥1,708,354	¥524,173
Investment funds	11,735	—	—	—	11,735
Special purpose entities created for structured financing	115,353	—	587	112,054	2,712
Repackaged instruments	148,928	—	12,676	132,012	4,240
Securitization of the MUFG Group’s assets	10,816,672	—	5,000	10,806,145	5,527
Trust arrangements	7,171,852	7,103,738	655	—	67,459
Others	43,030	—	24,747	1,603	16,680

Total consolidated liabilities before elimination	25,716,760	7,103,738	5,220,328	12,760,168	632,526
The amounts eliminated in consolidation	(15,347,991)	—	(3,028,987)	(12,248,680)	(70,324)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,745,330)	(7,103,738)	(2,162,890)	(540)	(478,162)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥623,439	¥—	¥28,451	¥510,948	¥84,040

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2019:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,698,146	¥92,310	¥26,101	¥3,005	¥1,424,444	¥5,124,462	¥27,824
Investment funds	680,922	—	14,113	477,239	18,118	—	171,452
Special purpose entities created for structured financing	203,458	—	2,214	—	—	127,243	74,001
Repackaged instruments	279,327	506	—	53,346	137,509	86,753	1,213
Securitization of the MUFG Group’s assets	10,208,496	—	—	—	—	10,183,624	24,872
Trust arrangements	7,888,210	—	8,953	202	311,412	7,565,862	1,781
Others	34,303	362	1,635	—	42	9,699	22,565

Total consolidated assets before elimination	25,992,862	93,178	53,016	533,792	1,891,525	23,097,643	323,708
The amounts eliminated in consolidation	(7,772,776)	(93,171)	(29,361)	(5,102)	(63,331)	(7,552,315)	(29,496)

Total consolidated assets	¥18,220,086	¥7	¥23,655	¥528,690	¥1,828,194	¥15,545,328	¥294,212

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,691,362	¥—	¥4,678,588	¥1,552,572	¥460,202
Investment funds	6,852	—	—	5,158	1,694
Special purpose entities created for structured financing	114,469	—	609	111,523	2,337
Repackaged instruments	277,179	—	48,014	174,215	54,950
Securitization of the MUFG Group’s assets	10,167,632	—	—	10,162,231	5,401
Trust arrangements	7,881,332	7,616,575	—	—	264,757
Others	32,584	—	8,611	1,474	22,499

Total consolidated liabilities before elimination	25,171,410	7,616,575	4,735,822	12,007,173	811,840
The amounts eliminated in consolidation	(14,676,389)	(50,396)	(2,996,041)	(11,517,019)	(112,933)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,922,307)	(7,566,179)	(1,719,246)	(121)	(636,761)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥572,714	¥—	¥20,535	¥490,033	¥62,146

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2018 and 2019:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2018:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,011,749	¥5,721,627	¥4,645,697	¥620	¥1,541,591	¥3,103,486	¥—	¥—	¥—
Investment funds	45,090,381	1,776,366	1,525,127	213,722	891,062	413,855	6,488	17,919	17,919
Special purpose entities created for structured financing	35,437,349	4,016,999	3,193,621	309,560	116,961	2,697,126	69,974	7,217	7,217
Repackaged instruments	10,212,933	2,576,619	2,487,377	759,591	1,421,716	236,852	69,218	—	—
Others	49,582,444	3,760,375	2,740,529	94,882	61,192	2,482,141	102,314	24,830	24,830

Total	¥169,334,856	¥17,851,986	¥14,592,351	¥1,378,375	¥4,032,522	¥8,933,460	¥247,994	¥49,966	¥49,966

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2019:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,621,609	¥6,221,274	¥4,982,357	¥659	¥1,704,553	¥3,277,145	¥—	¥—	¥—
Investment funds	67,750,419	1,952,676	1,753,823	187,166	1,253,705	304,310	8,642	206	206
Special purpose entities created for structured financing	42,676,571	3,972,450	3,015,593	252,597	48,895	2,709,008	5,093	9,827	9,827
Repackaged instruments	12,885,367	3,477,545	3,383,161	690,305	2,169,798	478,252	44,806	6,087	6,087
Others	60,074,743	3,482,153	2,454,807	123,595	65,451	2,145,665	120,096	57,567	57,567

Total	¥213,008,709	¥19,106,098	¥15,589,741	¥1,254,322	¥5,242,402	¥8,914,380	¥178,637	¥73,687	¥73,687

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

LIHC Unguaranteed Syndicated Investment Funds

MUFG Americas Holdings creates the investment funds, serves as the managing investor member, and sells limited investor member interests to third parties. MUFG Americas Holdings receives benefits through income from the structuring of these funds, servicing fees for managing the funds and, as an investor member, tax

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

benefits and tax credits to reduce the MUFG Americas Holdings tax liability. MUFG Americas Holdings considers itself to be the primary beneficiary and consolidates them upon adoption of the current guidance because, as a sponsor and managing member of the funds, it has the power to direct activities that most significantly impact the funds’ economic performance and also has the obligation to absorb losses of the funds that could potentially be significant to the funds.

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

Leasing Transaction Vehicles

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

The MUFG Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments such as collateralized debt obligations (“CDOs”). These entities are considered as VIEs because the holders of the equity investment at risk do not have the power to direct the activities that most significantly impact their economic performance. These entities are generally arranged and managed by parties that are not related to the MUFG Group. The MUFG Group’s involvement with the entities arranged and managed by third parties is for investment purposes. In these cases, the MUFG Group participates as one of many other investors and the MUFG Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance, and thus is not considered as the primary beneficiary of these entities and does not consolidate these entities.

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

27.	COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements which expire through the fiscal year 2048.

Future minimum rental commitments for noncancelable leases at March 31, 2019 were as follows:

	Capital leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2020	¥6,573	¥94,422
2021	5,957	81,431
2022	4,739	68,416
2023	3,287	56,471
2024	1,672	50,571
2025 and thereafter	3,104	271,031

Total minimum lease payments	¥25,332	¥622,342

Amount representing interest	(2,797)

Present value of minimum lease payments	¥22,535

Total rental expense for the fiscal years ended March 31, 2017, 2018 and 2019 was ¥113,649 million, ¥119,208 million and ¥116,525million, respectively.

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

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥23,724 million and ¥24,983 million as of March 31, 2018 and 2019, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2017, 2018 and 2019, there was a negative impact of ¥56,911 million, nil and ¥15,632 million, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.	FEES AND COMMISSIONS INCOME

Disaggregation of Contract Revenue

Details of fees and commissions income for the fiscal years ended March 31, 2017, 2018 and 2019 were as follows:

	2017	2018	2019
	(in millions)
Fees and commissions on deposits	¥53,891	¥53,483	¥52,624
Fees and commissions on remittances and transfers	168,571	169,300	168,756
Fees and commissions on foreign trading business	75,024	78,239	73,176
Fees and commissions on credit card business	198,145	212,515	225,877
Fees and commissions on security-related services	239,516	258,728	233,448
Fees and commissions on administration and management services for investment funds	155,708	159,481	147,597
Trust fees	103,110	112,399	115,002
Guarantee fees(1)	41,818	44,160	44,962
Insurance commissions	59,853	49,223	46,918
Fees and commissions on real estate business	39,808	40,573	45,160
Other fees and commissions(2)	279,449	284,691	285,058

Total	¥1,414,893	¥1,462,792	¥1,438,578

Notes:

(1)	Guarantee fees are not within the scope of the guidance on revenue from contracts with customers.
(2)	Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.

The following is an explanation of the relationship with revenue information disclosed for each reportable segment.

These revenues from contracts with customers are related to various reportable segments disclosed in Note 30. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note 30 are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.

The majority of fees and commissions on deposits are from the business activities relevant to Retail & Commercial Banking Business Group (“R&C”), with Global Commercial Banking Group (“GCB”) providing a smaller impact.

The business activities relevant to fees and commissions on remittances and transfers are attributable to R&C, Japanese Corporate Investment Banking Group (“JCIB”), Global Corporate Investment Banking Group (“GCIB”), and GCB with no significant concentration in any particular segments.

The business activities relevant to fees and commissions on foreign trading business are attributable to R&C, JCIB, GCIB, and GCB with no significant concentration in any particular segments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The business activities relevant to fees and commissions on credit card business are substantially attributable to R&C.

The majority of fees and commissions on security-related services are from the business activities relevant to R&C, with JCIB and GCIB providing a smaller impact.

The business activities relevant to fees and commissions on administration and management services for investment funds are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).

The business activities relevant to trust fees are attributable to R&C, JCIB, and AM/IS with no significant concentration in any particular segments.

The majority of insurance commissions are from the business activities relevant to R&C, with GCB providing a smaller impact.

The business activities relevant to fees and commissions on real estate business are attributable to R&C and JCIB with no significant concentration in any particular segments.

Contract Balances

Contract balances are recognized in the consolidated balance sheets in accordance with the definition of receivables and contract liabilities specified in the guidance on revenue from contracts with customers. Receivables include receivables for which the services are completed, and accrued income which represents the amount of consideration unpaid for the performance obligations that have been fulfilled pursuant to certain contracts under which the services are continuously provided. Contract liabilities include unearned revenue which represents the amount of consideration received for the performance obligations that have not been fulfilled pursuant to certain contracts under which the services are continuously provided.

As of March 31, 2019, receivables from contracts with customers of ¥185 billion were included primarily in Other assets, and contract liabilities of ¥8 billion were included in Other liabilities.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net trading gains (losses) for the fiscal years ended March 31, 2017, 2018 and 2019 were comprised of the following:

	2017	2018	2019
	(in millions)
Interest rate and other derivative contracts	¥(325,007)	¥(226,788)	¥(24,031)
Trading account securities, excluding derivatives	(314,177)	153,674	192,931

Trading account profits (losses)—net	(639,184)	(73,114)	168,900
Foreign exchange derivative contracts(1)	(183,159)	(159,986)	(354,401)

Net trading losses	¥(822,343)	¥(233,100)	¥(185,501)

Note:

(1)	Losses on foreign exchange derivative contracts are included in Foreign exchange losses—net in the accompanying consolidated statements of income. Foreign exchange losses—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains other than derivative contracts and foreign exchange losses related to the fair value option.

For further information on the methodologies and assumptions used to estimate fair value, see Note 32, which also shows fair values of trading account securities by major category. Note 24 discloses further information regarding the derivative-related impact on Trading account profits (losses)—net by major category.

30.	BUSINESS SEGMENTS

The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.

See Note 31 for financial information relating to the MUFG Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

Effective April 1, 2018, the MUFG Group reorganized its business groups in an effort to further integrate the expertise and capabilities of its consolidated subsidiaries to respond to the needs of customers more effectively and efficiently, as part of its current medium-term business plan. To make and execute unified group-wide strategies based on customer characteristics and the nature of business, the MUFG Group integrated the operations of its consolidated subsidiaries into six business segments.—Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, and Global Markets.

The following is a brief explanation of the MUFG Group’s business segments:

Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.

Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.

Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese large corporate and financial institution customers with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.

Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.

Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.

Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies and equities as well as other investment products, and origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2017, 2018 and 2019.

	Customer Business						Global Markets Business Group	Other	Total(1)
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total
	(in billions)
Fiscal year ended March 31, 2017:
Net revenue:	¥1,568.0	¥527.1	¥418.3	¥628.6	¥176.7	¥3,318.7	¥686.8	¥56.3	¥4,061.8
BK and TB(2):	817.0	446.9	275.6	(1.8)	72.7	1,610.4	491.5	88.6	2,190.5
Net interest income	482.0	143.8	107.3	(1.7)	—	731.4	291.0	199.4	1,221.8
Net fees	300.6	245.0	177.3	—	72.7	795.6	(8.2)	(98.8)	688.6
Other	34.4	58.1	(9.0)	(0.1)	—	83.4	208.7	(12.0)	280.1
Other than BK and TB	751.0	80.2	142.7	630.4	104.0	1,708.3	195.3	(32.3)	1,871.3
Operating expenses	1,234.1	290.0	236.0	435.8	114.7	2,310.6	217.4	162.3	2,690.3

Operating profit (loss)	¥333.9	¥237.1	¥182.3	¥192.8	¥62.0	¥1,008.1	¥469.4	¥(106.0)	¥1,371.5

Fiscal year ended March 31, 2018:
Net revenue:	¥1,584.3	¥522.6	¥378.6	¥666.3	¥190.4	¥3,342.2	¥565.2	¥10.7	¥3,918.1
BK and TB(2):	785.9	439.8	246.3	(3.5)	83.8	1,552.3	368.6	109.0	2,029.9
Net interest income	465.8	150.7	95.2	(3.4)	—	708.3	182.0	229.4	1,119.7
Net fees	288.4	233.2	153.1	—	83.8	758.5	(12.2)	(79.1)	667.2
Other	31.7	55.9	(2.0)	(0.1)	—	85.5	198.8	(41.3)	243.0
Other than BK and TB	798.4	82.8	132.3	669.8	106.6	1,789.9	196.6	(98.3)	1,888.2
Operating expenses	1,227.6	295.6	242.8	463.6	119.4	2,349.0	225.7	142.8	2,717.5

Operating profit (loss)	¥356.7	¥227.0	¥135.8	¥202.7	¥71.0	¥993.2	¥339.5	¥(132.1)	¥1,200.6

Fiscal year ended March 31, 2019:
Net revenue:	¥1,521.6	¥541.5	¥399.7	¥706.9	¥203.0	¥3,372.7	¥472.5	¥(32.8)	¥3,812.4
BK and TB(2):	738.6	421.6	266.6	(1.4)	93.2	1,518.6	303.9	38.5	1,861.0
Net interest income	460.4	152.1	113.6	(1.4)	—	724.7	183.1	237.4	1,145.2
Net fees	243.9	213.1	152.4	—	93.2	702.6	(14.2)	(67.5)	620.9
Other	34.3	56.4	0.6	—	—	91.3	135.0	(131.4)	94.9
Other than BK and TB	783.0	119.9	133.1	708.3	109.8	1,854.1	168.6	(71.3)	1,951.4
Operating expenses	1,222.8	291.8	247.0	486.5	124.6	2,372.7	221.3	146.1	2,740.1

Operating profit (loss)	¥298.8	¥249.7	¥152.7	¥220.4	¥78.4	¥1,000.0	¥251.2	¥(178.9)	¥1,072.3

Notes:

(1)	Prior period business segment information has been restated to reflect the transfer of corporate loan-related businesses of Mitsubishi UFJ Trust and Banking to MUFG Bank. In accordance with internal management accounting rules and practices, the transfer resulted in a decrease of the total operating profit by ¥24.3 billion and ¥23.5 billion for fiscal years ended March 31, 2017 and 2018, respectively.
(2)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

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

A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2017, 2018 and 2019 above to income before income tax expense shown in the accompanying consolidated statements of income is as follows:

	2017	2018	2019
	(in billions)
Operating profit:	¥1,372	¥1,201	¥1,072
Reversal of (provision for) credit losses	(254)	241	(34)
Trading account profits (losses)—net	(880)	(287)	182
Equity investment securities gains (losses)—net	181	215	(305)
Debt investment securities gains (losses)—net	48	71	(3)
Foreign exchange gains (losses)—net	(110)	7	47
Equity in earnings of equity method investees—net	198	228	210
Impairment of goodwill	(7)	—	—
Impairment of intangible assets	(6)	(22)	(118)
Reversal of (provision for) off-balance sheet credit instruments	(107)	96	(38)
Other—net	(162)	(88)	(142)

Income before income tax expense	¥273	¥1,662	¥871

31.	FOREIGN ACTIVITIES

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2017, 2018 and 2019, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2017:
Total revenue(2)	¥1,903,336	¥749,513	¥330,751	¥818,917	¥384,956	¥4,187,473
Total expense(3)	2,345,731	677,548	138,128	582,665	170,858	3,914,930
Income (loss) before income tax expense (benefit)	(442,395)	71,965	192,623	236,252	214,098	272,543
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(365,734)	119,189	216,584	102,803	129,838	202,680
Total assets at end of fiscal year	191,305,636	46,053,230	23,821,920	25,255,955	10,748,278	297,185,019
Fiscal year ended March 31, 2018:
Total revenue(2)	¥2,127,278	¥1,337,529	¥506,211	¥779,983	¥443,106	¥5,194,107
Total expense(3)	1,687,344	843,885	173,665	651,125	176,269	3,532,288
Income before income tax expense	439,934	493,644	332,546	128,858	266,837	1,661,819
Net income attributable to Mitsubishi UFJ Financial Group	140,091	447,887	322,581	92,016	225,585	1,228,160
Total assets at end of fiscal year	196,121,542	44,831,664	22,342,574	27,163,121	10,111,411	300,570,312
Fiscal year ended March 31, 2019:
Total revenue(2)	¥1,886,469	¥1,637,569	¥222,267	¥1,157,946	¥504,372	¥5,408,623
Total expense(3)	2,204,147	1,012,978	173,934	892,729	253,993	4,537,781
Income (loss) before income tax expense (benefit)	(317,678)	624,591	48,333	265,217	250,379	870,842
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(345,148)	573,698	50,877	214,582	224,636	718,645
Total assets at end of fiscal year	194,070,495	49,987,389	21,535,278	27,992,986	11,642,751	305,228,899

Notes:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for (reversal of) credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2018 and 2019:

	2018	2019
	(in millions)
Cash and due from banks	¥1,816,704	¥828,839
Interest-earning deposits in other banks	8,560,283	8,453,191

Total	¥10,376,987	¥9,282,030

Trading account assets	¥23,904,678	¥26,991,984

Investment securities	¥7,692,969	¥8,779,340

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥51,339,696	¥51,678,674

Deposits	¥45,818,648	¥49,044,234

Funds borrowed:
Call money, funds purchased	¥355,666	¥67,246
Payables under repurchase agreements	8,181,347	9,459,547
Payables under securities lending transactions	276,563	47,886
Other short-term borrowings	5,152,667	5,107,832
Long-term debt	2,223,246	2,697,463

Total	¥16,189,489	¥17,379,974

Trading account liabilities	¥4,251,049	¥3,897,844

32.	FAIR VALUE

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

The MUFG Group has an established and documented process for determining fair values in accordance with the guidance. When available, quoted prices are used to determine fair value. If quoted prices are not

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

available, fair value is based upon valuation techniques that use observable or unobservable inputs. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, funding cost, liquidity risk and model risk.

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

When quoted prices are available but the securities are not traded in active markets, such securities are classified in Level 2 of the fair value hierarchy. These securities include certain Japanese government agency bonds, Japanese prefectural and municipal bonds, foreign government and official institution bonds, corporate bonds, residential mortgage-backed securities and equity securities.

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

Funding valuation adjustment (“FVA”) represents the adjustment to reflect the impact of uncollateralized funding. The FVA is calculated using the MUFG’s market funding spread and the funding exposure of any uncollateralized component of the over-the-counter derivative instrument. The MUFG Group’s FVA framework incorporates key inputs, such as the expected future funding requirements arising from the MUFG Group’s positions with each counterparty and collateral arrangements, and the estimated market funding cost in the principal market, which considers the MUFG Group’s credit risk.

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

Private equity funds have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry. Generally, these investments cannot be redeemed with the funds, and the return of invested capital and its gains are derived from distributions received upon the liquidation of the underlying assets of the fund, the timing of which is uncertain.

Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. These investments are generally not redeemable with the funds. Distributions from each fund will be received as the underlying investments of the funds are liquidated, the timing of which is uncertain.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2018 and 2019:

At March 31, 2018	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥10,876,424	¥10,876,080	¥827,493	¥22,579,997
Debt securities
Japanese national government and Japanese government agency bonds	1,388,143	477,530	—	1,865,673
Japanese prefectural and municipal bonds	—	189,756	—	189,756
Foreign government and official institution bonds	8,190,781	469,342	1,047	8,661,170
Corporate bonds	—	3,255,503	23,092	3,278,595
Residential mortgage-backed securities	—	4,432,307	41,141	4,473,448
Asset-backed securities	—	186,351	684,637	870,988
Other debt securities	—	2,800	33,450	36,250
Commercial paper	—	1,210,775	—	1,210,775
Equity securities(2)	1,297,500	651,716	44,126	1,993,342
Trading derivative assets	71,175	12,420,100	93,900	12,585,175
Interest rate contracts	3,320	8,681,427	27,092	8,711,839
Foreign exchange contracts	1,890	3,543,413	12,118	3,557,421
Equity contracts	65,965	118,351	22,994	207,310
Commodity contracts	—	6,239	30,753	36,992
Credit derivatives	—	70,670	943	71,613
Investment securities:
Available-for-sale debt securities	23,105,682	9,376,772	350,660	32,833,114
Japanese national government and Japanese government agency bonds	21,522,128	3,045,776	—	24,567,904
Japanese prefectural and municipal bonds	—	1,537,431	—	1,537,431
Foreign government and official institution bonds	1,583,554	567,946	20,192	2,171,692
Corporate bonds	—	1,113,323	6,037	1,119,360
Residential mortgage-backed securities	—	1,617,520	15	1,617,535
Commercial mortgage-backed securities	—	92,806	2,430	95,236
Asset-backed securities	—	1,397,177	161,172	1,558,349
Other debt securities	—	4,793	160,814	165,607
Equity securities(6)	6,255,413	416,171	28,359	6,699,943
Marketable equity securities	6,255,413	416,171	—	6,671,584
Nonmarketable equity securities	—	—	28,359	28,359
Others(3)(4)	955,548	93,042	8,660	1,057,250

Total	¥41,264,242	¥33,182,165	¥1,309,072	¥75,755,479

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥208,354	¥7,060	¥—	¥215,414
Trading derivative liabilities	80,673	11,844,463	81,781	12,006,917
Interest rate contracts	3,085	8,659,042	12,496	8,674,623
Foreign exchange contracts	2,058	2,992,812	5,382	3,000,252
Equity contracts	75,530	117,572	33,679	226,781
Commodity contracts	—	4,362	30,070	34,432
Credit derivatives	—	70,675	154	70,829
Obligation to return securities received as collateral	3,030,974	145,988	—	3,176,962
Others(5)	—	507,700	(25,528)	482,172

Total	¥3,320,001	¥12,505,211	¥56,253	¥15,881,465

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2019	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥12,821,328	¥13,725,079	¥785,326	¥27,331,733
Debt securities
Japanese national government and Japanese government agency bonds	2,117,841	512,134	—	2,629,975
Japanese prefectural and municipal bonds	—	117,799	—	117,799
Foreign government and official institution bonds	9,264,028	454,365	792	9,719,185
Corporate bonds	—	3,203,585	31,384	3,234,969
Residential mortgage-backed securities	—	7,038,353	35,181	7,073,534
Asset-backed securities	—	253,274	627,678	880,952
Other debt securities	—	747	35,148	35,895
Commercial paper	—	1,473,693	—	1,473,693
Equity securities(2)	1,439,459	671,129	55,143	2,165,731
Trading derivative assets	63,582	13,047,590	93,313	13,204,485
Interest rate contracts	23,430	10,067,719	17,307	10,108,456
Foreign exchange contracts	1,115	2,771,115	22,861	2,795,091
Equity contracts	39,037	139,666	9,000	187,703
Commodity contracts	—	3,727	25,684	29,411
Credit derivatives	—	65,363	18,461	83,824
Investment securities:
Available-for-sale debt securities	22,550,086	10,684,983	283,434	33,518,503
Japanese national government and Japanese government agency bonds	20,635,872	3,441,824	—	24,077,696
Japanese prefectural and municipal bonds	—	2,226,566	—	2,226,566
Foreign government and official institution bonds	1,914,214	707,959	19,246	2,641,419
Corporate bonds	—	1,126,535	4,196	1,130,731
Residential mortgage-backed securities	—	1,615,336	15	1,615,351
Commercial mortgage-backed securities	—	128,917	2,038	130,955
Asset-backed securities	—	1,371,467	131,455	1,502,922
Other debt securities	—	66,379	126,484	192,863
Equity securities(6)	5,982,629	375,914	27,820	6,386,363
Marketable equity securities	5,982,629	375,914	—	6,358,543
Nonmarketable equity securities(7)	—	—	27,820	27,820
Others(3)(4)	807,193	42,184	32,378	881,755

Total	¥42,224,818	¥37,875,750	¥1,222,271	¥81,322,839

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥157,114	¥5,796	¥—	¥162,910
Trading derivative liabilities	88,329	12,701,110	57,143	12,846,582
Interest rate contracts	35,179	9,839,618	21,496	9,896,293
Foreign exchange contracts	2,633	2,663,347	4,670	2,670,650
Equity contracts	50,517	126,737	6,138	183,392
Commodity contracts	—	2,916	24,735	27,651
Credit derivatives	—	68,492	104	68,596
Obligation to return securities received as collateral	2,912,355	174,671	—	3,087,026
Others(5)	—	426,368	65,648	492,016

Total	¥3,157,798	¥13,307,945	¥122,791	¥16,588,534

Notes:

(1)	Includes securities measured under the fair value option.
(2)	Excludes certain investments valued at net asset value of private equity funds whose fair values were ¥21,517 million and ¥40,400 million at March 31, 2018 and 2019, respectively. The amounts of unfunded commitments related to these private equity funds were ¥61,463 million and ¥94,483 million at March 31, 2018 and 2019, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
(4)	Excludes certain investments valued at net asset value of private equity funds, whose fair values at March 31, 2018 was ¥35 million, and those at March 31, 2019 was nil, respectively. There was no amount of unfunded commitments related to these private equity funds at March 31, 2018 and 2019.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.
(6)	The table above reflects changes in presentation that were made to equity investment securities at March 31, 2018. See Note 1 for further information.
(7)	Excludes certain investments valued at net asset value of real estate funds and private funds, whose fair values at March 31, 2019 were ¥17,583 million, and ¥9,921 million, respectively. The amounts of unfunded commitments related to these real estate funds and private funds at March 31, 2019 were ¥2,054 million, and nil, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2018 and 2019. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2017	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		March 31, 2018	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2018
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥799,493	¥(25,944	)(2)	¥—	¥702,402	¥—	¥(281,927)	¥(376,333)	¥34,986		¥(25,184)		¥827,493	¥(26,391	)(2)
Debt securities
Japanese national government and Japanese government agency bonds	—	(4)		—	1,079	—	—	—	—		(1,075)		—	—
Foreign government and official institution bonds	1,836	720		—	107,685	—	(107,157)	(1,064)	—		(973)		1,047	(2)
Corporate bonds	25,521	(6,424)		—	3,170	—	(533)	(10,391)	34,885	(5)	(23,136	)(5)	23,092	(6,377)
Residential mortgage-backed securities	47,914	1,014		—	—	—	—	(7,787)	—		—		41,141	829
Asset-backed securities	654,814	(21,124)		—	576,668	—	(172,324)	(353,397)	—		—		684,637	(19,387)
Other debt securities	35,552	(2,102)		—	—	—	—	—	—		—		33,450	(2,102)
Equity securities	33,856	1,976		—	13,800	—	(1,913)	(3,694)	101		—		44,126	648
Trading derivatives—net	37,245	3,912	(2)	520	1,367	(1,518)	—	(23,699)	(466)		(5,242)		12,119	(9,055	)(2)
Interest rate contracts—net	28,551	(4,730)		(42)	—	—	—	(8,810)	(2,433)		2,060		14,596	(3,908)
Foreign exchange contracts—net	14,858	(2,434)		294	26	—	—	(67)	1,996	(5)	(7,937)		6,736	1,713
Equity contracts—net	(6,312)	12,518		272	687	(1,154)	—	(17,302)	(29	)(5)	635	(5)	(10,685)	(5,446)
Commodity contracts—net	370	30		(4)	654	(364)	—	(3)	—		—		683	116
Credit derivatives—net	(222)	(1,472)		—	—	—	—	2,483	—		—		789	(1,530)
Investment securities:
Available-for-sale debt securities	337,526	4,831	(3)	(15,344)	319,092	—	(163)	(264,616)	93		(30,759)		350,660	(167	)(3)
Foreign government and official institution bonds	20,099	—		(186)	621	—	—	(342)	—		—		20,192	—
Corporate bonds	36,932	150		(43)	521	—	(52)	(805)	93	(5)	(30,759	)(5)	6,037	(167)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,971	—		4	—	—	—	(545)	—		—		2,430	—
Asset-backed securities	116,919	4,681		(9,605)	306,680	—	—	(257,503)	—		—		161,172	—
Other debt securities	160,590	—		(5,514)	11,270	—	(111)	(5,421)	—		—		160,814	—
Equity securities	26,292	1,640	(3)	—	3,930	—	(2,782)	(7)	—		(714)		28,359	300	(3)
Nonmarketable equity securities	26,292	1,640		—	3,930	—	(2,782)	(7)	—		(714)		28,359	300
Others	3,850	(426	)(7)	(37)	5,584	—	(311)	—	—		—		8,660	(592	)(7)

Total	¥1,204,406	¥(15,987)		¥(14,861)	¥1,032,375	¥(1,518)	¥(285,183)	¥(664,655)	¥34,613		¥(61,899)		¥1,227,291	¥(35,905)

Liabilities
Others	¥28,432	¥4,508	(4)	¥(2,005)	¥—	¥6,601	¥—	¥(27,824)	¥1,056	(6)	¥(31,290	)(6)	¥(25,528)	¥35,010	(4)

Total	¥28,432	¥4,508		¥(2,005)	¥—	¥6,601	¥—	¥(27,824)	¥1,056		¥(31,290)		¥(25,528)	¥35,010

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2018	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		March 31, 2019	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2019
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥827,493	¥23,848	(2)	¥(1,341)	¥454,048	¥—	¥(316,384)	¥(213,944)	¥29,445		¥(17,839)		¥785,326	¥18,299	(2)
Debt securities
Foreign government and official institution bonds	1,047	863		—	117,619	—	(118,377)	(317)	—		(43)		792	5
Corporate bonds	23,092	611		—	2,040	—	(1,798)	(4,188)	29,423	(5)	(17,796	)(5)	31,384	286
Residential mortgage-backed securities	41,141	(282)		—	—	—	—	(5,678)	—		—		35,181	(289)
Asset-backed securities	684,637	18,692		(1,341)	315,865	—	(195,851)	(194,324)	—		—		627,678	15,528
Other debt securities	33,450	1,698		—	—	—	—	—	—		—		35,148	1,698
Equity securities	44,126	2,266		—	18,524	—	(358)	(9,437)	22		—		55,143	1,071
Trading derivatives—net	12,119	(5,871	)(2)	(744)	787	(682)	—	37	20,192		10,332		36,170	(25,241	)(2)
Interest rate contracts—net	14,596	12,397		57	—	(119)	—	(25,601)	(7,013)		1,494		(4,189)	11,507
Foreign exchange contracts—net	6,736	(10,997)		(419)	210	—	—	(322)	27,230	(5)	(4,247)		18,191	(10,451)
Equity contracts—net	(10,685)	18,756		(374)	13	(228)	—	(17,680)	(25	)(5)	13,085	(5)	2,862	(752)
Commodity contracts—net	683	32		6	564	(335)	—	(1)	—		—		949	795
Credit derivatives—net	789	(26,059)		(14)	—	—	—	43,641	—		—		18,357	(26,340)
Investment securities:
Available-for-sale debt securities	350,660	6,415	(3)	(9,791)	273,201	—	—	(338,180)	1,456		(327)		283,434	(498	)(3)
Foreign government and official institution bonds	20,192	—		(876)	645	—	—	(715)	—		—		19,246	—
Corporate bonds	6,037	(345)		3	3,450	—	—	(6,078)	1,456	(5)	(327	)(5)	4,196	(498)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,430	—		(135)	—	—	—	(257)	—		—		2,038	—
Asset-backed securities	161,172	6,760		(5,016)	263,587	—	—	(295,048)	—		—		131,455	—
Other debt securities	160,814	—		(3,767)	5,519	—	—	(36,082)	—		—		126,484	—
Equity securities	28,359	(2,298	)(3)	—	3,795	—	(1,418)	—	—		(618)		27,820	(3,060	)(3)
Nonmarketable equity securities	28,359	(2,298)		—	3,795	—	(1,418)	—	—		(618)		27,820	(3,060)
Others	8,660	(1,022	)(7)	(20)	24,961	—	(206)	—	5		—		32,378	(1,191	)(7)

Total	¥1,227,291	¥21,072		¥(11,896)	¥756,792	¥(682)	¥(318,008)	¥(552,087)	¥51,098		¥(8,452)		¥1,165,128	¥(11,691)

Liabilities
Others	¥(25,528)	¥(19,629	)(4)	¥6,670	¥—	¥16,759	¥—	¥(18,499)	¥44,727	(6)	¥35,230	(6)	¥65,648	¥(10,778	)(4)

Total	¥(25,528)	¥(19,629)		¥6,670	¥—	¥16,759	¥—	¥(18,499)	¥44,727		¥35,230		¥65,648	¥(10,778)

Notes:

(1)	Includes Trading securities measured under the fair value option.
(2)	Included in Trading account profits (losses)—net and in Foreign exchange losses—net.
(3)	Included in Investment securities gains (losses)—net.
(4)	Included in Trading account profits (losses)—net.
(5)	Transfers into Level 3 for Foreign exchange contract were mainly caused by the valuation using certain unobservable input. Transfers into (out of) Level 3 for corporate bonds were caused by the decrease (increase) in liquidity or the availability of the quoted prices provided by third-party venders and Equity contracts—net were mainly caused by the change of valuation model and the change cease using certain unobservable input.
(6)	Transfers into (out of) Level 3 for bifurcated embedded derivatives in Others were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.
(7)	Included in Other non-interest income.
(8)	The table above reflects changes in presentation that were made to equity investment securities at March 31, 2018. See Note 1 for further information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2018	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥20,192	Return on equity method	Probability of default	0.0%~0.4%	0.2%
			Recovery rate	60.0%~70.0%	66.7%
			Market-required return on capital	8.0%~10.0%	9.5%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	110,536	Discounted cash flow	Probability of default	1.2%~5.3%	4.5%
			Recovery rate	60.0%~76.0%	66.3%
	684,586	Internal model(4)	Asset correlations	9.0%	9.0%
			Discount factor	1.0%	1.0%
			Prepayment rate	37.2%	37.2%
			Probability of default	0.0%~91.3%	— (3)
			Recovery rate	65.3%	65.3%
Other debt securities	33,450	Discounted cash flow	Liquidity premium	0.5%~2.4%	0.8%
	149,759	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	40.0%~90.0%	72.5%
			Market-required return on capital	8.0%~10.0%	9.7%

At March 31, 2018	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	14,460	Option model	Probability of default	0.0%~12.5%
			Correlation between interest rates	34.1%~52.7%
			Correlation between interest rate and foreign exchange rate	19.7%~50.4%
			Recovery rate	41.0%~46.0%
			Volatility	13.4%~100.0%
			Probability of prepayment	100.0%
Foreign exchange contracts—net	6,779	Option model	Probability of default	0.0%~12.5%
			Correlation between interest rates	40.3%~74.0%
			Correlation between interest rate and foreign exchange rate	28.1%~50.7%
			Recovery rate	41.0%~46.0%
			Correlation between underlying assets	85.0%
			Volatility	10.3%~16.2%
Equity contracts—net	(16,600)	Option model	Correlation between interest rate and equity	37.1%~39.0%
			Correlation between foreign exchange rate and equity	7.0%~65.2%
			Correlation between equities	20.6%~81.7%
			Correlation between underlying assets	76.0%
	6,528	Discounted cash flow	Term of litigation	2.0 years

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2019	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥19,246	Return on equity method	Probability of default	0.0%~0.4%	0.3%
			Recovery rate	60.0%~70.0%	66.7%
			Market-required return on capital	10.0%	10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	109,213	Discounted cash flow	Probability of default	1.2%~5.3%	5.0%
			Recovery rate	60.0%~76.0%	67.2%
			Loan price	90.5%~100.3%	95.4%
	587,577	Internal model(4)	Asset correlations	10.0%	10.0%
			Discount factor	1.0%~1.2%	1.2%
			Prepayment rate	22.7%	22.7%
			Probability of default	0.0%~90.1%	— (3)
			Recovery rate	64.3%	64.3%
Other debt securities	35,148	Discounted cash flow	Liquidity premium	1.0%~2.4%	1.3%
	112,822	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	40.0%~90.0%	78.0%
			Market-required return on capital	8.0%~10.0%	9.5%

At March 31, 2019	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	(4,189)	Option model	Probability of default	0.0%~12.0%
			Correlation between interest rates	29.2%~51.3%
			Correlation between interest rate and foreign exchange rate	22.8%~60.0%
			Recovery rate	41.0%~48.0%
			Volatility	11.0%~71.3%
Foreign exchange contracts—net	18,198	Option model	Probability of default	0.0%~12.0%
			Correlation between interest rates	35.0%~70.0%
			Correlation between interest rate and foreign exchange rate	14.8%~60.0%
			Recovery rate	41.0%~48.0%
			Correlation between underlying assets	65.0%
			Volatility	9.7%~18.2%
Equity contracts—net	(2,727)	Option model	Correlation between foreign exchange rate and equity	7.0%~64.1%
			Correlation between equities	21.6%~80.3%
			Correlation between underlying assets	51.7%~82.0%
			Volatility	21.0%~30.0%
	5,878	Discounted cash flow	Term of litigation	1.0 year

Notes:

(1)	The fair value as of March 31, 2018 and 2019 excludes the fair value of investments valued using vendor prices.
(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs.”
(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities.”

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Correlation—Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity), and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes.

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

Loan Price—Loan price refers to independent valuations which are supported by a number of third-party quotes. A significant increase (decrease) in the loan price would result in a significant increase (decrease) in a fair value of a financial asset.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2018 and 2019:

	2018				2019
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)(2)	¥—	¥—	¥1,984	¥1,984	¥—	¥80,779	¥4,208	¥84,987
Loans	3,458	8,329	239,653	251,440	2,656	9,104	250,678	262,438
Loans held for sale	—	—	22,835	22,835	—	—	77,506	77,506
Collateral dependent loans	3,458	8,329	216,818	228,605	2,656	9,104	173,172	184,932
Premises and equipment	—	—	34,326	34,326	—	—	35,352	35,352
Intangible assets	—	—	9,402	9,402	—	—	19,635	19,635
Other assets	92,223	—	6,196	98,419	136,528	49,756	9,774	196,058
Investments in equity method investees(1)	92,223	—	—	92,223	136,528	49,756	—	186,284
Other	—	—	6,196	6,196	—	—	9,774	9,774

Total	¥95,681	¥8,329	¥291,561	¥395,571	¥139,184	¥139,639	¥319,647	¥598,470

Notes:

(1)	Excludes certain investments valued at net asset value of ¥8,443 million and ¥8,866 million at March 31, 2018 and 2019, respectively. The unfunded commitments related to these investments are ¥1,544 million and ¥12,242 million at March 31, 2018 and 2019, respectively. These investments are in private equity funds and limited partnerships.
(2)	Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.

The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2018 and 2019:

	2018	2019
	(in millions)
Investment securities	¥1,423	¥(50,785)
Loans	47,352	30,153
Loans held for sale	990	4,762
Collateral dependent loans	46,362	25,391
Premises and equipment	39,361	31,345
Intangible assets	21,900	118,108
Other assets	30,852	59,557
Investments in equity method investees	29,442	51,645
Other	1,410	7,912

Total	¥140,888	¥188,378

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities for the year ended March 31, 2018 primarily include impaired cost-method investments which were written down to fair value during the period. The fair values are determined based on recent net asset value and projected future cash flows of investees. Investment securities for the year ended March 31, 2019 primarily include nonmarketable equity securities measured under the measurement alternative. See Note 3 for the details of the measurement alternative.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Option

The MUFG Group elected the fair value option for foreign currency-denominated debt securities and equity securities held by MUFG Bank and Mitsubishi UFJ Trust and Banking. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates by allowing the gains and losses on translation of these securities to be included in current earnings. The gains and losses on translation of debt securities without the fair value option, are included in OCI, while the gains and losses on translation of foreign currency-denominated financial liabilities are included in current earnings. As a result of adopting the new guidance issued in January 2016, as described in Note 1, the gains and losses on change in fair value of equity securities with or without fair value option are included in current earnings.

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

The following table presents the gains or losses recorded for the fiscal years ended March 31, 2017, 2018 and 2019 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2017			2018			2019
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities(1)	¥(464,947)	¥(407,439)	¥(872,386)	¥(148,242)	¥(267,507)	¥(415,749)	¥208,952	¥186,578	¥395,530

Total	¥(464,947)	¥(407,439)	¥(872,386)	¥(148,242)	¥(267,507)	¥(415,749)	¥208,952	¥186,578	¥395,530

Financial liabilities:
Other short-term borrowings(2)	¥(10,380)	¥—	¥(10,380)	¥5,902	¥—	¥5,902	¥(5,559)	¥—	¥(5,559)
Long-term debt(2)	(93,464)	—	(93,464)	7,554	—	7,554	(8,322)	—	(8,322)

Total	¥(103,844)	¥—	¥(103,844)	¥13,456	¥—	¥13,456	¥(13,881)	¥—	¥(13,881)

Notes:

(1)	Excludes Danamon’s equity securities. See Note 2 for reference.
(2)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2018 and 2019 for long-term debt instruments for which the fair value option has been elected:

	2018			2019
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥347,002	¥333,985	¥(13,017)	¥358,730	¥325,808	¥(32,922)

Total	¥347,002	¥333,985	¥(13,017)	¥358,730	¥325,808	¥(32,922)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2018 and 2019:

	Carrying amount	Estimated fair value
At March 31, 2018		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥32,648	¥32,648	¥32,648	¥—	¥—
Interest-earning deposits in other banks	43,210	43,210	—	43,210	—
Call loans and funds sold	896	896	—	896	—
Receivables under resale agreements	5,726	5,726	—	5,726	—
Receivables under securities borrowing transactions	9,269	9,269	—	9,269	—
Investment securities(1)(2)	3,684	3,797	1,197	1,051	1,549
Loans, net of allowance for credit losses(3)	116,272	117,753	3	330	117,420
Other financial assets(4)	7,000	7,000	—	7,000	—
Financial liabilities:
Deposits
Non-interest-bearing	¥29,862	¥29,862	¥—	¥29,862	¥—
Interest-bearing	165,831	165,825	—	165,825	—
Total deposits	195,693	195,687	—	195,687	—
Call money and funds purchased	2,453	2,453	—	2,453	—
Payables under repurchase agreements	18,135	18,135	—	18,135	—
Payables under securities lending transactions	8,170	8,170	—	8,170	—
Due to trust account	3,386	3,386	—	3,386	—
Other short-term borrowings	6,617	6,617	—	6,617	—
Long-term debt	26,861	26,919	—	26,919	—
Other financial liabilities	6,642	6,642	—	6,642	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Carrying amount	Estimated fair value
At March 31, 2019		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥33,924	¥33,924	¥33,924	¥—	¥—
Interest-earning deposits in other banks	40,647	40,647	—	40,647	—
Call loans and funds sold	1,110	1,110	—	1,110	—
Receivables under resale agreements	10,975	10,975	—	10,975	—
Receivables under securities borrowing transactions	2,759	2,759	—	2,759	—
Investment securities	4,442	4,453	1,197	1,135	2,121
Loans, net of allowance for credit losses(3)	116,213	117,064	3	247	116,814
Other financial assets(4)	7,455	7,455	—	7,455	—
Financial liabilities:
Deposits
Non-interest-bearing	¥30,443	¥30,443	¥—	¥30,443	¥—
Interest-bearing	168,846	168,899	—	168,899	—
Total deposits	199,289	199,342	—	199,342	—
Call money and funds purchased	2,450	2,450	—	2,450	—
Payables under repurchase agreements	25,225	25,225	—	25,225	—
Payables under securities lending transactions	913	913	—	913	—
Due to trust account	2,736	2,736	—	2,736	—
Other short-term borrowings	6,441	6,441	—	6,441	—
Long-term debt	27,790	27,968	—	27,968	—
Other financial liabilities	6,781	6,781	—	6,781	—

Notes:

(1)	Includes impaired securities measured at fair value on a nonrecurring basis at March 31, 2018. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)	Excludes cost-method investments of ¥437 billion at March 31, 2018, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(4)	Excludes investments in equity method investees of ¥2,219 billion and ¥2,487 billion at March 31, 2018 and 2019, respectively.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2018 and 2019 was not material.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following is a summary of the Stock Acquisition Rights transactions of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities for the fiscal year ended March 31, 2019:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of fiscal year	606,400	¥1
Transitioned to the Board Incentive Plan(1)	(121,100)	1

Outstanding, end of fiscal year	485,300	¥1	22.86	¥266

Exercisable, end of fiscal year	—	¥—	—	¥—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	All shares transitioned to the Board Incentive Plan were granted and vested. See the explanation of the following item, The Board Incentive Plan, for more information.
(2)	There were no issuances under the Stock Option Plan during the fiscal years ended March 31, 2017, 2018 and 2019.

The MUFG Group recognized ¥252 million of compensation costs related to the Stock Acquisition Rights with ¥77 million of the corresponding tax benefit for the fiscal year ended March 31, 2017.

Cash received from the exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2017 and 2018 was ¥4 million and ¥0 million, respectively. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2017 and 2018 was ¥651 million and ¥2 million, respectively.

The Board Incentive Plan

On May 16, 2016, MUFG’s compensation committee approved the introduction of a Board Incentive Plan as a new incentive plan for officers and covers the fiscal years corresponding to the medium-term business plan of MUFG under which common shares of MUFG and cash equivalent to the liquidation value of the common shares of MUFG together with dividends attributable to the common shares of MUFG are delivered and/or provided as compensation. The Board Incentive Plan uses the trust structure called a Board Incentive Plan Trust (“the BIP Trust”) and was authorized to purchase up to ¥15,800 million common shares of MUFG in the open market. The BIP Trust initially consisted of the BIP Trust I and the BIP Trust II and started on May 17, 2016, with the expiration date of August 31, 2018. These trusts period may be extended through the modification of the trust agreement and additional contributions to the trust.

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

On May 15, 2018, MUFG’s compensation committee approved to continue with the Board Incentive Plan with amending it in part. As a result, the BIP Trust I and the BIP Trust II will be continued to August 31, 2021 by extending the trust period as approved at the compensation committee’s meeting. MUFG also approved to revise the limited amount of trust money for the BIP Trust I and the BIP Trust II up to ¥16,700 million from ¥15,800 million.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the period of the BIP Trust, certain points are awarded to officers. The number of the points will be determined based on each rank of officers, promotions to a higher rank in the BIP Trust I and based on single year financial results and the degree to which the medium-term business plan has been achieved in the BIP Trust II. At December 1, 2016, certain points were awarded to officers who have exchanged their unexercised stock acquisition rights at the transition from the Stock Option Plan to the BIP Trust III. Points of the BIP Trust III are awarded to officers who are on overseas assignment as of the transition date when the officers become domestic residents and waive their unexercised Stock Acquisition Rights.

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

The following is a roll-forward of common share of MUFG under the BIP Trust I and the BIP Trust II of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and Mitsubishi UFJ Morgan Stanley Securities for the fiscal year ended March 31, 2019. For the BIP Trust III, all shares were vested and there is no nonvested shares for the fiscal years ended March 31, 2017, 2018 and 2019:

	2019
	The BIP Trust I		The BIP Trust II
	Number of Shares	Weighted— average grant—date fair value	Number of Shares	Weighted— average grant—date fair value
Nonvested, beginning of fiscal year	2,085,633	¥533.17	7,045,349	¥524.43
Granted	6,959,500	722.10	6,090,100	722.10
Vested	(2,654,379)	630.44	(1,825,882)	659.75
Forfeited	(850,072)	544.77	(6,566,937)	527.37

Nonvested, end of fiscal year	5,540,682	¥722.10	4,742,630	¥722.10

The weighted-average grant date fair value of the common shares of MUFG held by the BIP Trust I and the BIP Trust II, that were granted during the year ended March 31, 2017 and 2018, were ¥521.60 and ¥721.50, respectively. The total fair value of the common shares of MUFG held by the BIP Trust I and the BIP Trust II that vested during the year ended March 31, 2017 were ¥1,940 million and ¥1,163 million, respectively, during the year ended March 31, 2018 were ¥2,378 million and ¥1,668 million, respectively, and during the year ended March 31, 2019 were ¥1,452 million and ¥900 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of compensation costs, the corresponding tax benefit under the BIP Trust for the fiscal year ended March 31, 2017, 2018 and 2019 and unrecognized compensation costs as of March 31, 2017, 2018 and 2019:

	2017			2018			2019
	The BIP Trust I	The BIP Trust II	The BIP Trust III	The BIP Trust I	The BIP Trust II	The BIP Trust III	The BIP Trust I	The BIP Trust II	The BIP Trust III
	(in millions)
Compensation costs	¥1,238	¥1,039	¥2,112	¥2,514	¥1,452	¥218	¥1,601	¥723	¥520
Tax benefit	379	318	385	770	445	67	490	221	159
Unrecognized compensation costs	1,617	346	—	396	360	—	2,604	182	—

Unrecognized compensation costs are expected to be recognized over a weighted-average period of 2.3 years for the BIP Trust I and 0.3 years for the BIP Trust II.

MUFG Americas Holdings

MUFG Americas Holdings adopted the MUAH Plan on June 8, 2015. Under the MUAH Plan, MUFG Americas Holdings grants restricted stock units settled in ADRs representing shares of common stock of MUFG to key employees at the discretion of the Human Capital Committee of the Board of Directors (“the Committee”). The Committee determines the number of shares, vesting requirements and other features and conditions of the restricted stock units. Under the MUAH Plan, MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions. MUFG Americas Holdings also issues a small number of off-cycle grants each year, primarily for reasons related to recruitment of new employees. The weighted-average service period for grants issued under the MUAH Plan with outstanding restricted stock units as of December 31, 2018 was 3.0 years.

Participants in the MUAH Plan are entitled to “dividend equivalent credits” on their unvested restricted stock units when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the participants would have received on the shares had the shares been issued to the participants when the restricted stock units were granted. “Dividend equivalent credits” arising from grants under the MUAH Plan are paid to participants in shares on an annual basis.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a roll-forward of the restricted stock units under the MUAH Plan for the fiscal year ended December 31, 2018:

	Restricted Stock Units
	2018
	Number of Units	Weighted Average Grant Date Fair Value
Units outstanding, beginning of fiscal year	27,838,414	$5.86
Activity during fiscal year:
Granted	14,667,730	5.89
Vested	(13,198,540)	5.88
Forfeited	(864,534)	5.97

Units outstanding, end of fiscal year	28,443,070	5.86

The weighted-average grant date fair value of restricted stock units granted during the fiscal years ended December 31, 2016 and 2017 were $4.63 and $6.53, respectively. The total fair value of RSUs that vested during the fiscal years ended December 31, 2016, 2017, and 2018 were ¥5,333 million, ¥8,414 million, and ¥8,614 million, respectively.

The following table is a summary of MUFG Americas Holdings’ compensation costs, the corresponding tax benefit for the fiscal years ended December 31, 2016, 2017 and 2018, and unrecognized compensation costs as of December 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions)
Compensation costs	¥7,292	¥7,405	¥8,503
Tax benefit	2,830	2,917	2,209
Unrecognized compensation costs	11,183	12,543	12,210

At December 31, 2018, approximately ¥12,210 million (pretax) of compensation expense related to unvested grants had not yet been charged to net income. Unrecognized compensation costs as of December 31, 2018 are expected to be amortized into compensation expense over a weighted-average period of 1.4 years.

34.	PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of MUFG Bank and Mitsubishi UFJ Trust and Banking are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥5,819 billion and ¥6,077 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2018 and 2019, respectively. See Notes 19 and 22 for further information.

The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.

At March 31, 2018 and 2019, approximately ¥5,341 billion and ¥5,160 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	As of March 31,
	2018	2019
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥114,784	¥203,713
Investments in subsidiaries and affiliated companies	16,720,286	16,668,232
Banking subsidiaries	12,638,315	12,754,653
Non-banking subsidiaries and affiliated companies	4,081,971	3,913,579
Loans to subsidiaries	5,072,330	7,199,052
Banking subsidiaries	4,885,830	6,864,309
Non-banking subsidiaries	186,500	334,743
Other assets	166,514	223,725

Total assets	¥22,073,914	¥24,294,722

Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,600,179	¥1,425,682
Long-term debt from non-banking subsidiaries and affiliated companies	264,332	277,138
Long-term debt	5,088,478	7,187,469
Other liabilities	150,743	204,885

Total liabilities	7,103,732	9,095,174

Total shareholders’ equity	14,970,182	15,199,548

Total liabilities and shareholders’ equity	¥22,073,914	¥24,294,722

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	Fiscal years ended March 31,
	2017	2018	2019
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥608,504	¥576,332	¥306,879
Banking subsidiaries	535,512	487,491	207,161
Non-banking subsidiaries and affiliated companies	72,992	88,841	99,718
Management fees from subsidiaries	26,095	26,073	28,305
Interest income from subsidiaries	48,665	80,670	127,117
Foreign exchange gains (losses)—net	3,614	24,726	(20,598)
Trading account losses—net	(41,279)	(26,749)	(8,078)
Gains on sales of investment in subsidiaries and affiliated companies	—	—	252,253
Other income	1,427	1,508	3,199

Total income	647,026	682,560	689,077

Expense:
Operating expenses	25,692	26,016	28,168
Interest expense to subsidiaries and affiliated companies	28,867	31,426	34,594
Interest expense	35,689	65,068	108,756
Other expense	2,554	1,791	1,657

Total expense	92,802	124,301	173,175

Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	(362,899)	672,421	194,390

Income before income tax expense (benefit)	191,325	1,230,680	710,292
Income tax expense (benefit)	(11,355)	2,520	(8,353)

Net income	¥202,680	¥1,228,160	¥718,645

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2017	2018	2019
	(in millions)
Operating activities:
Net income	¥202,680	¥1,228,160	¥718,645
Adjustments and other	371,901	(799,571)	(351,775)

Net cash provided by operating activities	574,581	428,589	366,870

Investing activities:
Proceeds from sales of investment in subsidiaries and affiliated companies	1,574	—	455,605
Purchase of equity investment in subsidiaries and an affiliated company	(91,877)	(53,000)	(18,346)
Net increase in loans to subsidiaries	(1,802,664)	(1,682,576)	(2,112,711)
Other—net	(2,659)	(4,361)	(9,009)

Net cash used in investing activities	(1,895,626)	(1,739,937)	(1,684,461)

Financing activities:
Net decrease in short-term borrowings from subsidiaries	(32,412)	(41,402)	(194,300)
Proceeds from issuance of long-term debt	1,808,672	1,872,986	2,043,677
Repayment of long-term debt	(20)	(112,184)	(314)
Repayment of long-term debt to affiliated companies	(1,136)	(1,090)	(500)
Proceeds from sales of treasury stock	1	1	3
Payments for acquisition of treasury stock	(200,028)	(200,038)	(150,277)
Dividends paid	(246,564)	(241,067)	(276,279)
Other—net	(9,333)	(9,677)	(15,490)

Net cash provided by financing activities	1,319,180	1,267,529	1,406,520

Net increase (decrease) in cash and cash equivalents	(1,865)	(43,819)	88,929
Cash and cash equivalents at beginning of fiscal year	160,468	158,603	114,784

Cash and cash equivalents at end of fiscal year	¥158,603	¥114,784	¥203,713

35.	SUBSEQUENT EVENTS

Approval of Dividends

On June 6, 2019, the shareholders approved the payment of cash dividends of ¥11 per share of Common stock, totaling ¥142,552 million, that were payable on June 28, 2019, to the shareholders of record on March 31, 2019.

Announcement to redeem “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On May 27, 2019, the Board of Directors of MUFG approved to redeem in total ¥90 billion of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 8 Limited, a special purpose company established in the Cayman Islands. MUFG plans to redeem these securities on July 25, 2019. The securities were previously accounted for as part of MUFG’s Tier 1 capital at March 31, 2019 under its capital adequacy requirements, subject to certain limitations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisition of shares in Bank Danamon in Indonesia

On April 29, 2019, MUFG Bank acquired an additional 54.0% equity interest in Danamon from AFI and other shareholders, based on a price of IDR 9,590 (approximately ¥77(1)) per share, for an investment amount of IDR 50 trillion (approximately ¥397 billion). As a result, equity interest in Danamon increased to 94.0%, and Danamon became a consolidated subsidiary of MUFG Bank. In addition, MUFG Bank acquired an additional 92.1% equity interest in PT Bank Nusantara Parahyangan, Tbk. (“BNP”) from ACOM CO., LTD., an equity method investee of MUFG, and other shareholders, based on a price of IDR 4,088 (approximately ¥33(1)) per share, for an investment amount of IDR 3 trillion (approximately ¥24.1 billion). As a result, equity interest in BNP increased to 99.9%, and BNP became a consolidated subsidiary of MUFG Bank.

On May 1, 2019, MUFG Bank made BNP merged into Danamon, acquiring an additional equity interest in Danamon in exchange for its equity interest in BNP, which resulted in MUFG Bank holding 94.1% equity interest in Danamon.

The initial accounting for the business combination is incomplete and supplemental pro forma information of this acquisition could not be disclosed in the accompanying consolidated financial statements because this transaction occurred near the time of the issuance of such consolidated financial statements and the MUFG Group is still in the process of determining the fair value of assets acquired, liabilities assumed, and non-controlling interest.

See Note 2 for further information on the Acquisition of shares in Danamon.

Note:

(1)	Calculated based on the exchange rate of IDR1 = ¥0.008

* * * * *

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on July 6, 2018 (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English Translation)**

1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

2(a)	Form of American Depositary Receipt*

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder*

2(c)	Description of Securities

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)

15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2019***

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2019****

99(c)	Financial Statements and Supplementary Data of Morgan Stanley*****

101.INS	XBRL Instance Document

Exhibit	Description

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**	Incorporated by reference to our registration statement on Form S-8 (File No. 333-230590) filed on March 29, 2019.
***	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-229697) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-229697) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****	Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 26, 2019.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ KANETSUGU MIKE
Name:	Kanetsugu Mike
Title:	President & Group Chief Executive Officer

Date: July 10, 2019