Form 20-F
period 2020-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2020-07-10
CIK 67088

As filed with the Securities and Exchange Commission on July 10, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2020
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
Masahisa Takahashi,
+81-3-3240-8111,
+81-3-
5218-8666,
4-5, Marunouchi 1-chome,
Chiyoda-ku,
Tokyo
100-8212,
Japan
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
As of March 31, 2020, 13,581,995,120 shares of common stock (including 741,772,308 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes
☒
    No
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
References to “Krungsri” are to Bank of Ayudhya Public Company Limited, as a single entity, as well as to Bank of Ayudhya Public Company Limited and its respective consolidated subsidiaries, as the context requires. References to “Bank Danamon” are to PT Bank Danamon Indonesia, Tbk., as a single entity, as well as to PT Bank Danamon Indonesia, Tbk. and its respective consolidated subsidiaries, as the context requires. References to “First Sentier Investors” are to First Sentier Investors Holdings Pty Ltd., as a single entity, as well as to First Sentier Investors Holdings Pty Ltd. and its respective consolidated subsidiaries, as the context requires.
References to the “FSA” are to the Financial Services Agency, an agency of the Cabinet Office of Japan.
References in this Annual Report to “yen” or “¥” are to Japanese yen, references to “U.S. dollars,” “U.S. dollar,” “dollars,” “U.S.$” or “$” are to United States dollars, references to “euro” or “
€
” are to the currency of the member states of the European Monetary Union, references to “THB” are to Thai baht, references to “AU$” are to Australian dollars, references to “HK$” are to Hong Kong dollars, and references to “IDR” are to Indonesian rupiah.
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
Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Important factors that could cause such differences include, without limitation,
•	deterioration in economic conditions in Japan and around the world,

•	reduction in foreign currency funding liquidity,

•	significant unexpected increases in credit costs,

•	cyber-attacks and other information security threats,

•	problems with the proper functioning and development of information, communications and transaction management systems,

•	failure to address regulatory or public concerns or to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations,

•	external events, such as natural disasters, COVID-19 and other health pandemics or epidemics, terrorism, and other political and social conflicts,

•	reforms of London Interbank Offered Rate and other interest rate benchmarks,

•	climate change and resulting physical damages and changes in the business environment,

•	competitive pressures resulting from regulatory and market changes,

•	failure to implement our business expansion strategy as planned and to manage new or expanded risks that entail such strategy,

•	negative developments relating to our strategic alliance with Morgan Stanley,

•	adverse changes in the business of our overseas subsidiaries,

•	significant impairment losses on goodwill recognized in connection with our acquisitions,

•	failure to maintain our capital ratios and other regulatory ratios above minimum required levels,

•	financial difficulties of other financial institutions that affect the overall banking environment and their borrowers,

•	fluctuations in interest rates, foreign currency exchange rates and stock prices,

•	transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism,

•	changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practices, and interpretations,

•	changes in the business and regulatory environment for consumer finance companies,

•	damage to our reputation resulting from our failure to prevent or properly address negative perceptions held by customers, investors, regulators and the general public regarding us and our operations, and

•	other risks and uncertainties discussed in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

Given these and other risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the filing of this Annual Report. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

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

	Fiscal years ended March 31,
	2016	2017	2018	2019	2020
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥3,005,738	¥2,990,767	¥3,259,016	¥3,813,379	¥3,927,143
Interest expense	744,364	769,639	1,028,755	1,517,981	1,684,344

Net interest income	2,261,374	2,221,128	2,230,261	2,295,398	2,242,799
Provision for (reversal of) credit losses	231,862	253,688	(240,847)	34,330	321,713

Net interest income after provision for (reversal of) credit losses	2,029,512	1,967,440	2,471,108	2,261,068	1,921,086
Non-interest income	2,407,690	1,196,706	1,935,091	1,595,244	1,875,695
Non-interest expense	3,274,532	2,891,603	2,744,380	2,985,470	3,363,561

Income before income tax expense	1,162,670	272,543	1,661,819	870,842	433,220
Income tax expense	369,432	94,453	407,823	133,237	114,505

Net income before attribution of noncontrolling interests	793,238	178,090	1,253,996	737,605	318,715
Net income (loss) attributable to noncontrolling interests	(9,094)	(24,590)	25,836	18,960	12,760

Net income attributable to Mitsubishi UFJ Financial Group	¥802,332	¥202,680	¥1,228,160	¥718,645	¥305,955

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥802,332	¥202,680	¥1,228,160	¥718,645	¥305,955

Amounts per share:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥57.78	¥14.93	¥92.40	¥55.03	¥23.69
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	57.51	14.68	92.10	54.74	23.47
Number of shares used to calculate basic earnings per common share (in thousands)	13,885,842	13,574,314	13,291,842	13,058,698	12,912,790
Number of shares used to calculate diluted earnings per common share (in thousands) (1)	13,903,316	13,584,885	13,293,492	13,059,182	12,912,956
Cash dividends per share paid during the fiscal year:
—Common stock	¥18.00	¥18.00	¥18.00	¥21.00	¥23.50
	$0.15	$0.17	$0.16	$0.19	$0.22

	As of March 31,
	2016	2017	2018	2019	2020
	(in millions)
Balance sheet data:
Total assets	¥292,557,355	¥297,185,019	¥300,570,312	¥305,228,899	¥331,753,283
Loans, net of allowance for credit losses	121,679,828	117,032,784	116,271,771	116,225,757	117,377,199
Total liabilities	277,709,088	282,420,311	284,924,497	289,244,151	316,008,767
Deposits	181,438,087	190,401,623	195,674,593	199,280,789	203,954,528
Long-term debt (2)	20,524,615	26,131,527	27,069,556	27,990,543	27,926,763
Total equity	14,848,267	14,764,708	15,645,815	15,984,748	15,744,516
Capital stock	2,090,270	2,090,270	2,090,270	2,090,270	2,090,270

	Fiscal years ended March 31,
	2016	2017	2018	2019	2020
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥252,715,743	¥239,192,449	¥239,048,981	¥241,407,356	¥246,283,676
Interest-bearing liabilities	221,135,208	223,522,296	233,857,052	234,643,197	238,861,520
Total assets	299,270,873	307,938,699	320,589,932	321,292,847	325,500,449
Total equity	15,285,766	15,010,829	15,423,078	16,076,679	15,417,885

Return on equity and assets:
Earnings applicable to common shareholders as a percentage of average total assets	0.27%	0.07%	0.38%	0.22%	0.09%
Earnings applicable to common shareholders as a percentage of average total equity	5.25%	1.35%	7.96%	4.47%	1.98%
Dividends per common share as a percentage of basic earnings per common share	31.15%	120.56%	19.48%	38.16%	99.20%
Average total equity as a percentage of average total assets	5.11%	4.87%	4.81%	5.00%	4.74%
Net interest income as a percentage of average total interest-earning assets	0.89%	0.93%	0.93%	0.95%	0.91%

Credit quality data:
Allowance for credit losses	¥1,111,130	¥1,182,188	¥764,124	¥658,184	¥809,540
Allowance for credit losses as a percentage of loans	0.90%	1.00%	0.65%	0.56%	0.68%
Impaired loans	¥1,725,150	¥1,715,850	¥1,331,123	¥1,209,791	¥1,306,829
Impaired loans as a percentage of loans	1.40%	1.45%	1.14%	1.04%	1.11%
Allowance for credit losses related to impaired loans as a percentage of impaired loans	42.60%	51.42%	37.14%	32.33%	33.96%
Net loan charge-offs	¥156,959	¥169,809	¥180,999	¥129,924	¥179,277
Net loan charge-offs as a percentage of average loans	0.13%	0.14%	0.15%	0.11%	0.15%
Average interest rate spread	0.85%	0.91%	0.92%	0.93%	0.88%
Risk-adjusted capital ratio calculated under Japanese GAAP (3)	16.01%	15.85%	16.56%	16.03%	15.87%

Notes:
(1)	Includes the common shares that were potentially issuable upon exercise of stock acquisition rights. See “ Item 6.B. Directors, Senior Management and Employees—Compensation.”

(2)	Reflects the changes in presentation adopted in the fiscal year ended March 31, 2018, where long-term payables under repurchase agreements are no longer included in long-term debt but are aggregated with short-term payables under repurchase agreements in payables under repurchase agreements, and applied to the fiscal years ended March 31, 2016 and 2017.

(3)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

B.	Capitalization and Indebtedness

Not applicable.
C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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
Risks Related to Our Business Environment
Because a large portion of our assets as well as our business operations are in Japan, we may incur losses if economic conditions in Japan worsen.
Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2020, 62.6% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 56.1% of our total investment securities portfolio and 7.4% of our total assets, respectively. Interest and non-interest
income in Japan represented 27.5% of our total interest and
non-interest
income for the fiscal year ended March 31, 2020. Furthermore, as of March 31, 2020, our loans in Japan accounted for 55.0% of our total loans outstanding.
There is significant uncertainty surrounding Japan’s economy. For example, Japan’s fiscal health and sovereign creditworthiness may deteriorate if the Japanese government’s economic measures and the Bank of Japan’s monetary policies prove ineffective or result in negative consequences. If the prices of Japanese government bonds decline rapidly, resulting in an unexpectedly sudden increase in interest rates, our investment securities portfolio as well as our lending, borrowing, trading and other operations may be negatively impacted. In addition, interest rates may suddenly increase as a result of a decision made by the Bank of Japan to end or modify its current interest rate policy, including the negative interest rate of minus 0.1% applied to certain current account amounts that financial institutions hold at the Bank of Japan and the Japanese government bond purchase program with an aim to keep the yield of
10-year
Japanese government bonds around zero percent, or market expectations relating to any such decision. See “—Market Risk—Fluctuations in interest rates, foreign currency exchange rates and stock prices could adversely affect the value or the yield of our portfolio.”
Instability in the Japanese stock market and foreign currency exchange rates may also have a significant adverse impact on our asset and liability management as well as our results of operations. Various other factors, including the
COVID-19
pandemic and measures being implemented in response to the pandemic such as restrictions on travel, store operations and other economic activities, the decreasing and aging demographics in Japan, stagnation or deterioration of economic and market conditions in other countries, growing global competition and trade conflicts, may also have a material negative impact on the Japanese economy. See “—Risk Relating to Our Strategic Equity Portfolio—If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.” For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”
Since our domestic loans in Japan accounted for a significant portion of our loan portfolio, deteriorating or stagnant economic conditions in Japan may cause adverse effects on our financial results, such as increases in credit costs, as the credit quality of some borrowers could deteriorate, particularly borrowers in industries that are adversely affected by the
COVID-19
pandemic. Our domestic loan portfolio may also be adversely affected by interest rate fluctuations in Japan. For example, as a result of the Bank of Japan’s interest rate policy and measures to purchase Japanese government bonds in the market, the yield on many financial instruments and other market interest rates in Japan have declined to low or negative levels. If the Bank of Japan’s policy and measures are maintained for an extended period, or if the Bank of Japan’s negative interest rate is lowered from the current level, market interest rates may decline further, and our interest rate spread on our domestic loan portfolio may narrow further, reducing our net interest income.
Our results of operations may be materially affected by deterioration of economic conditions in Japan and around the world.
Economic conditions in Japan and around the world may deteriorate significantly due to various factors such as the
COVID-19
pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions as well as crude oil prices declining or remaining at low levels. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of
COVID-19
but also because of such other factors as concerns over political developments in the United States, the possible negative impact on international trade resulting from shifts in the trade policies of various countries and regions, concerns relating to the United Kingdom’s withdrawal from the European Union, and the slowing economic growth in China and the economic stagnation in emerging countries and commodity-exporting countries, as well as the political turmoil in various regions around the world. In addition, external events, such as earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, and health pandemics or epidemics, may cause deterioration in economic conditions and market instability in affected areas. As of March 31, 2020, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 18.3% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 9.3% of our total assets, and assets related to Europe accounted for approximately 5.8% of our total assets. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”
Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing
loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.
We have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, we recorded ¥646.0 billion of net losses from marketable equity securities, which reflected unrealized losses, or holding losses, on marketable equity securities, and ¥4.8 billion of impairment losses on available-for-sale
debt securities and other securities for the fiscal year ended March 31, 2020. As of March 31, 2020, approximately 26.4% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 0.5% of our total assets were financial instruments for which we measure fair value on a non-recurring
basis. Generally, in order to establish the fair value of these instruments, we rely on quoted prices. If the value of these financial instruments declines, a corresponding loss or write-down may be recognized in our consolidated statements of income. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”
Our business operations are exposed to risks of natural disasters, terrorism and other disruptions caused by external events.
As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. In addition, we may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, our business, operating results and financial condition may be materially and adversely affected.
For example, the
COVID-19
pandemic has required us to temporarily close some of our business locations, resulted in reduction in our and our vendors’ operational capacity due to restrictions on mobility, and had other negative impact on us. Although we have taken various measures designed to ensure the safety of our employees and vendors as well as the continuity of our operations, if a large number or concentrated groups of employees of us and our vendors become infected of the virus or if the pandemic continues to expand or is not sufficiently controlled, we may be further adversely affected.
As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.
Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business. In addition, our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster such as the March 2011 Great East Japan Earthquake, which led to tsunamis, soil liquefaction and fires, as well as electricity power supply shortages and electricity power conservation measures.
Reforms of London Interbank Offered Rate and other interest rate benchmarks could adversely affect our business, financial condition and results of operations.
We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR. In July 2014, the Financial Stability Board proposed reforms of interest rate benchmarks and development of a risk-free rate as an alternative interest rate benchmark. In July 2017, the Chief Executive of the Financial Conduct Authority, or FCA, of the United Kingdom, which regulates LIBOR, announced that it would not compel panel banks to quote rates in order to continue publishing LIBOR beyond the end of calendar 2021 and, as a result, there are considerable uncertainties regarding the publication of LIBOR after calendar 2021.
In anticipation of the discontinuation of the publication of LIBOR at the end of calendar 2021, we are taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to an alternative interest rate. However, such transition is complex and uncertain in many respects and may have various adverse impacts on our business, financial position and operating results. In particular, such transition may, among other things,
•	adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•	require negotiations with our counterparties to modify contracts to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with an alternative interest rate;

•	result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative interest rate adopted in connection with the reform of LIBOR and other interest rates and the transition to alternative interest rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rates and the transition to an alternative interest rate; and

•	require us to develop risk management and other operational systems and processes necessary to effectively deal with the reform of LIBOR and other interest rates and the transition to an alternative interest rate, which may prove challenging or impossible, or incur significant system investment and other costs in connection with such reform and transition.

Climate change could have a material adverse impact on us and our clients.
Physical damage caused by extreme weather conditions and natural disasters resulting from climate change, as well as governments’ measures to strengthen climate-related regulations and the transition to a low-carbon
society, may adversely affect the business and financial condition of us and our clients, including our credit portfolio.
We recognize the importance of appropriately understanding, evaluating and disclosing climate change-related risks, and we intend to support the recommendations of the Climate Financial Disclosure Task Force, or TCFD, which has been established by the Financial Stability Board. To be in line with the TCFD, we intend to make a continued effort to improve our understanding and evaluation of the relevant risks and to enhance our related disclosure. However, if our effort to address climate change-related risks or to make appropriate disclosure proves or is deemed insufficient and, as a result, we are considered to fail to fulfill our responsibility to society, our corporate value may be impaired and our business and results of operations may be adversely affected.
Risks Related to Our Strategies
Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.
Competition in the financial services industry may further intensify due to the increase in the number of non-financial
institutions entering the financial services industry with alternative services such as electronic settlement services as a result of development of new technologies such as artificial intelligence, or AI, and blockchain as well as significant changes in regulatory barriers. Competition may also further increase as other global financial institutions enhance their competitive strength through development or adoption of such new technologies as well as mergers, acquisitions, strategic alliances, and profit enhancement and other measures. See “Item 4.B. Information on the Company—Business Overview—Competition.”
Under such circumstances, although we have been implementing various business strategies on a global basis designed to strengthen our competitive position and profitability, our business, financial condition and results of operations may be adversely affected if these strategies fail to produce the results we expect or if we are required to delay or otherwise change these strategies and result in the decline in our competitiveness because of various factors, including:
•	the volume of loans made to borrowers does not increase as anticipated;
•	our income from interest spreads on the existing loans does not improve as anticipated;
•	our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;
•	our fee income does not increase as much or quickly as we aim to do;
•	our strategy to build a business infrastructure for new services and products through digitalization or otherwise does not proceed as planned;
•	clients and business opportunities are lost, costs and expenses significantly exceed our expectations, or our strategies to improve financial and operational efficiency or system integration plans are not achieved as expected, because of delays or other changes in the ongoing or planned intra-group integration, reorganization or streamlining of our operations;
•	we are unable to hire or retain sufficient human resources;
•	our foreign currency funding becomes limited or unavailable; and
•	we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan.
Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.
As we expand our business operations, we may become exposed to new and increasingly complex risks. We may not be able to establish appropriate internal controls or risk management systems or to hire or retain necessary human resources to effectively deal with compliance, regulatory, market and other risks entailing the expanded scope of our operations, products and services in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.
As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. However, our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, unanticipated changes in the industry or business environment affecting our acquirees, investees or alliance partners, stagnation of the economy, changes in the laws, regulations or accounting standards applicable to our acquirees, investees or alliance partners, or inability to obtain regulatory approvals. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations.
Our efforts to offer new products and services or penetrate new markets may not succeed due to any of the foregoing reasons or other reasons, including if product or market opportunities develop more slowly than expected, if our new products and services are not well accepted among customers, if the profitability of opportunities is undermined by competitive pressures, regulatory limitations or changes in our business environment, if our planned acquisitions, investments or capital alliances are not approved by regulators or do not proceed as planned, or if our acquisitions, investments or capital alliances fail to achieve the synergies or other results that we expect. For more information on our recent acquisition and investment transactions, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”
Risks Related to Our Major Investees
If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.
We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 23.9% of the voting rights in Morgan Stanley as of March 31, 2020 and continue to hold approximately $521.4 million of perpetual non-cumulative
non-convertible
preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors.
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
In addition, with our current investment in Morgan Stanley, we have neither a controlling interest in, nor control over the business operations of, Morgan Stanley. If Morgan Stanley makes any business decisions that are inconsistent with our interests, we may be unable to achieve the goals initially set out for the strategic alliance. Furthermore, although we do not control Morgan Stanley, given the magnitude of our investment, if Morgan Stanley encounters financial or other business difficulties due to adverse changes in the economy, regulatory environment or other factors, we may suffer a financial loss on our investment or damage to our reputation. For example, we recorded an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock for the fiscal year ended March 31, 2012.
We apply equity method accounting to our investment in Morgan Stanley in our consolidated financial statements. As a result, Morgan Stanley’s performance affects our results of operations, and Morgan Stanley has contributed to a significant portion of our net income in recent periods. Rule
3-09
of Regulation
S-X
requires Morgan Stanley’s financial statements to be included in this Annual Report. In addition, fluctuations in Morgan Stanley’s stock price or in our equity ownership interest in Morgan Stanley may cause us to recognize additional losses on our investment in Morgan Stanley.
Any adverse changes in the business of MUFG Americas Holdings Corporation, Krungsri or Bank Danamon could significantly affect our results of operations.
Our major overseas subsidiaries include MUFG Americas Holdings, a wholly owned subsidiary in the United States, Krungsri, an indirect subsidiary in Thailand, and Bank Danamon, an indirect subsidiary in Indonesia. These subsidiaries engage in retail and commercial banking primarily in their respective local markets. Adverse changes in the business and financial performance of any of these subsidiaries may significantly affect our financial condition and results of operations. Factors that can negatively impact these subsidiaries include deterioration in the local economy or economic prospects or the credit quality of their loan portfolio, fluctuations in the stock, interest rate, foreign currency exchange, commodities or real estate market, political or social instability, changes in the regulatory or competitive environment, natural disasters, pandemics or epidemics of infectious or contagious diseases, geopolitical conflicts, losses from legal proceedings, as well as the business performance of companies investing in or entering into the local market and the condition of economies, financial systems, laws and financial markets in the markets where such companies primarily operate. Costs incurred due to weaknesses in the internal controls or the regulatory compliance systems of the subsidiaries may also adversely affect their business and financial performance. For more information, see “Item 4.B. Information on the Company—Business Overview—Global Commercial Banking Business Group” and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”
If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results.
In accordance with U.S. GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. As of March 31, 2020, the total balance of goodwill was ¥517.6 billion. As we expand our business through acquisitions and investments, we may record additional goodwill in connection with such acquisitions and investments, which may subsequently be impaired.
For the fiscal year ended March 31, 2020, we recognized ¥241.4 billion, ¥80.3 billion and ¥62.2 billion, respectively, in impairment of goodwill relating to Bank Danamon, MUFG Americas Holdings and Krungsri within Global Commercial Banking Business Group and Global Corporate & Investment Banking Business Group. We consolidate MUFG Americas Holdings based on financial information for the fiscal year ended December 31 as this date and our fiscal year which ended on March 31 have been treated as coterminous. For the fiscal year ended March 31, 2020, the effect of recording a goodwill impairment as an intervening event primarily due to economic environment triggered by COVID-19 pandemic for the three-month period ended March 31, 2020 would have been approximately ¥80 billion to ¥110 billion. This intervening event occurring during the three-month period ended March 31, 2020, however, was not recognized for the fiscal year ended March 31, 2020. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Impairment of goodwill” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report.
We may be required to record additional impairment losses relating to goodwill in future periods if the fair value of any of our reporting units declines below the fair value of related assets net of liabilities. Any additional impairment losses will negatively affect our financial results, and the price of our securities could be adversely affected. For a detailed discussion of our periodic testing of goodwill for impairment and the goodwill recorded, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Impairment on Goodwill and Intangible Assets.”
Risks Related to Our Ability to Meet Regulatory Capital Requirements
We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.
We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios and leverage ratios above the levels specified in the guidelines adopted by the FSA to implement the Basel III framework. As of March 31, 2020, our total risk-adjusted capital ratio was 15.87% compared to the minimum risk-adjusted capital ratio required of 12.01%, our Tier 1 capital ratio was 13.56% compared to the minimum Tier 1 capital ratio required of 10.01%, and our Common Equity Tier 1 capital ratio was 11.90% compared to the minimum Common Equity Tier 1 capital ratio required of 8.51%, each including a capital conservation buffer of 2.50%, a
G-SIB
surcharge of 1.50% and a countercyclical buffer of 0.01%. As of the same date, our leverage ratio was 4.42% compared to the minimum leverage ratio required of 3.00%. Basel III risk measurement reforms are expected to be phased in from 2023. Our capital and leverage ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP.
The Financial Stability Board has identified us as one of
G-SIBs.
The banks that are included in the list of
G-SIBs
are subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated. As the list of
G-SIBs
is expected to be updated annually, we may be required to meet stricter capital ratio requirements.
G-SIBs
are currently expected to become subject to a leverage ratio surcharge in 2023.
If our or our Japanese banking subsidiaries’ capital ratios or leverage ratios fall below the required levels, including various capital buffers, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions and suspension of our business operations.
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

Capital raising instruments issued in or prior to March 2013 can be included, as a capital item when calculating capital ratios to the extent permitted by a transitional measure. Such capital raising instruments may require refinancing under the current FSA guidelines. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the above capital adequacy guidelines, such instruments must, among other things, have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable
or when the issuing financial institution’s capital ratios decline below prescribed levels. Under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of capital raising instruments issued in or prior to March 2013. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratios and leverage ratios could decrease.
In March 2019, we became subject to the FSA’s new regulations requiring
G-SIBs
in Japan to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC. As of March 31, 2020, we maintained 18.62% of External TLAC on a risk-weighted assets basis compared to the required minimum ratio of 16.00% and 7.38% of External TLAC on a leverage exposure basis compared to the required minimum ratio of 6.00%. The applicable minimum ratio requirements are expected to be raised to 18.00% on a risk-weighted assets basis and 6.75% on a leverage exposure basis on March 31, 2022. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors that affect our capital ratios and leverage ratios described above. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.
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
Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2020, the average balance of our foreign interest-earning assets was ¥101,024.8 billion and the average balance of our foreign interest-bearing liabilities was ¥65,982.7 billion, representing 41.0% of our average total interest-earning assets and 27.6% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. For recent market trends in foreign currency exchange rates, see “Item 5. Operating and Financial Review and Prospects—Business Environment.” For information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of
Operations—Non-Interest
Income” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of Change in Exchange Rates on Foreign Currency Translation.”
For a discussion of a potential impact of foreign currency exchange rate fluctuations on our capital ratios and other regulatory ratios, see “—Risks Related to Our Ability to Meet Regulatory Capital Requirements—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.”

Credit Risk
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

As a percentage of total loans, impaired loans, which primarily include nonaccrual loans and troubled debt restructurings, or TDRs, ranged from 1.04% to 1.45% as of the five most recent fiscal year-ends. As of March 31, 2020, impaired loans were ¥1.31 trillion, representing 1.11% of our total outstanding loans. If the economic conditions in Japan or other parts of the world, including emerging countries, or in particular industries, including the energy and real estate industries, to which we have significant credit risk exposure, or the air transportation and other industries that may be adversely affected by the COVID-19 pandemic, worsen, or if emerging market currencies depreciate against major currencies, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base.
We may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may also forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructurings. We may take these steps even when such steps might not be warranted from the perspective of our short-term or narrow economic interests or a technical analysis of our legal rights against those borrowers, in light of other factors such as our longer-term economic interests and our commitment to supporting the Japanese economy. These practices may substantially increase our exposure to troubled borrowers and increase our losses. Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner, than we may otherwise want.
Although we, from time to time, enter into collateral, guarantee and credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or other reasons. For more information on our credit derivative transactions, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.
Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold. We recorded ¥321.7 billion of provision for credit losses, including ¥46.4 billion of estimated impact of the COVID-19 pandemic on the Commercial segment of our loan portfolio, for the fiscal year ended March 31, 2020. We consolidate certain foreign subsidiaries based on financial information for the fiscal year ended December 31 as this date and our fiscal year which ended on March 31 have been treated as coterminous. For the fiscal year ended March 31, 2020, the effect of recording a provision for credit losses and a provision for off-balance sheet credit instruments, including commitments to extend credit, financial guarantees and standby letters of credit, as an intervening event primarily due to the economic environment triggered by COVID-19 pandemic for the three-month period ended March 31 2020 would have been approximately ¥84 billion and would have resulted in a decrease of ¥58 billion to net income attributable to Mitsubishi UFJ Financial Group. This intervening event occurring during the three-month period ended March 31, 2020, however, was not recognized for the fiscal year ended March 31, 2020. See Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report. While we closely observe conditions of our individual borrowers and industry trends, we may need to provide for additional allowance for credit losses due to deterioration in domestic and global economic conditions as well as commodity price fluctuations or other conditions specific to certain borrowers.
Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. For example, as a result of our adoption on April 1, 2020 of an accounting methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates, we estimated that our allowance for credit losses and our allowance for off-balance sheet credit instruments increased by an aggregate of approximately ¥380 billion to ¥450 billion as of the opening balance sheet date. See Note 1 to our consolidated financial statements included elsewhere in this Annual Report.
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
When we believe there is an improvement in asset quality, we may reverse the allowance for credit losses to a level management deems appropriate and record the amount of reversal in our consolidated statements of income. For example, for the fiscal year ended March 31, 2020, we recorded ¥1.0 billion of reversal of credit losses for the Residential segment of our loan portfolio, while recording a total of ¥322.7 billion of provision for credit losses for the other segments. We have historically recorded provision for credit losses rather than recording reversal of credit losses in most periods, and in future periods we may need to recognize provision for credit losses for all of the segments of our loan portfolio or to a larger extent for some or all of our loan portfolio segments.
For more information on our loan portfolio, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”
We may incur further losses as a result of financial difficulties relating to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.
Declining asset quality and other financial problems may exist, arise or worsen at some domestic and foreign financial institutions, including banks, non-bank
lending and credit institutions, securities companies and insurance companies. Financial difficulties relating to financial institutions may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy.
Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 10% of our total loans as of each year-end
in the three fiscal years ended March 31, 2020, with the percentage being 14.3% as of March 31, 2020. We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. The notional amount of the protection we sold through these instruments was ¥3.93 trillion as of March 31, 2020. In addition, we may be adversely affected because:
•	we are shareholders of financial institutions;
•	financial institutions that face difficulties may terminate or reduce financial support to borrowers, putting such borrowers under financial stress and causing our loans to such borrowers to be impaired;
•	we may be requested to participate in providing support to distressed financial institutions;
•	the government may elect to provide regulatory, tax, funding or other benefits to financial institutions under its supervision or control to strengthen their capital or increase their profitability or for other purposes, causing our competitiveness against such financial institutions to weaken;
•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;
•	bankruptcies or government control or other intervention of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall business environment for, financial institutions; and
•	negative media coverage of the financial industry or system, regardless of its accuracy and applicability to us, may harm our reputation as well as market confidence in the financial industry and system.
Risk Relating to Our Strategic Equity Portfolio
If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.
A decline in Japanese stock prices could reduce the value of the domestic marketable equity securities that we hold, which accounted for 10.8% of our total investment securities portfolio, and 1.4% of our total assets, as of March 31, 2020. Our strategic equity investments in Japan accounted for a vast majority of our total domestic marketable equity securities of ¥4.74 trillion as of March 31, 2020. A decline in stock prices may also reduce our regulatory capital ratios because unrealized gains and losses on the equity securities we hold are reflected in the calculation of such ratios. Weakening or stagnant economic conditions in Japan, the United States, China, the Eurozone and Asian countries may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Japanese stock prices may fluctuate significantly and negatively in future periods, as the global economy remains volatile and investors continue to observe the changes in economic, monetary and trade policies mainly in these countries and regions. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices.
See “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investment Portfolio.”
Market Risk
Fluctuations in interest rates, foreign currency exchange rates and stock prices could adversely affect the value or the yield of our portfolio.
We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates, foreign currency exchange rates and stock prices in and outside of Japan.
The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2020 was 8.7% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 7.4% of our total assets as of March 31, 2020. If market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, our interest income may be adversely affected. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. For more information on our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”
Appreciation of the Japanese yen against the U.S. dollar and other major currencies causes the yen-converted
value of our foreign currency-denominated investments to decline and may cause us to recognize significant losses on sales of, or valuation losses on, such investments in our financial statements. Furthermore, if stock prices decline, the value of marketable equity securities and trading account securities that we hold also declines, we may incur significant losses on sales of, and valuation losses on, our equity securities and trading account securities portfolios.
In addition, the derivative financial instruments in our trading portfolio may cause us to record significant gains or losses, when sold or marked to market, and may fluctuate from period to period due to numerous factors that are beyond our control, including interest rate levels, foreign currency exchange rates, stock price fluctuations, the credit risk of our counterparties, and general market volatility.
For information on fluctuations in interest rates, foreign currency exchange rates and stock prices, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”
Our assessment and management of market risks, including those related to fluctuations in interest rates, foreign currency exchange rates and securities prices, may prove insufficient and, as a result, our actual losses in the future may exceed our estimated market risk exposure. See “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Market Risk Management.”
Funding Liquidity Risk
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
Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2020 by
one-notch
on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide of approximately ¥58.8 billion of additional collateral under their derivative contracts. Assuming a two-notch
downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral requirements for the same MUFG group companies under their derivative contracts would have been approximately ¥87.0 billion.
Rating agencies regularly evaluate us and our major subsidiaries as well as our and their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of MUFG or of the relevant subsidiary, as well as conditions generally affecting the financial services industry in Japan or on a global basis, some of which are not entirely within our control. As a result of changes in their evaluation of these factors or in their rating methodologies, rating agencies may downgrade our ratings or our subsidiaries’ ratings. In April 2020, Fitch downgraded the long-term credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking by
one-notch
from A to
A-.
In addition, in April 2020, Standard and Poor’s changed the credit rating outlook for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from “Positive” to “Stable”.
For additional information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”
Operational Risk
We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.
We conduct our business subject to ongoing regulation and associated regulatory and legal risks. Global financial institutions, including us, currently face heightened regulatory scrutiny as a result of the concerns developing in the global financial sector, and growing public pressure to demand even greater regulatory surveillance following several high-profile scandals and risk management failures in the financial industry. In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. In addition, multiple government authorities with overlapping jurisdiction more frequently conduct investigations and take other regulatory actions in coordination with one another or separately on the same or related matters. Our controls may be found insufficient in addressing regulatory or public concerns relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or unfair or inappropriate business practices, or in meeting market or industry rules or standards, customer protection requirements, or corporate behavior expectations.
In November 2017, MUFG Bank agreed to the entry by the U.S. Office of the Comptroller of the Currency, or OCC, of a consent order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that MUFG Bank had reached with the New York Department of Financial Services in 2013 and 2014 pertaining to compliance with OFAC sanctions requirements. The consent order was a condition for the conversion of MUFG Bank’s branches and agencies in the United States from state-licensed branches and agencies under the supervision of state regulatory agencies to federally licensed branches and agencies under the supervision of the OCC. In February 2019, MUFG Bank entered into a consent order with the OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank is undertaking necessary actions relating to the consent orders.
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

These developments or other similar matters may result in additional regulatory actions against us or agreements to make significant additional settlement payments. These developments or other matters to which we are subject from time to time may also expose us to substantial monetary damages, legal defense costs, criminal and civil liability, and restrictions on our business operations as well as damage to our reputation. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected. The outcome of such matters, including the extent of the potential impact of any unfavorable outcome on our financial results, however, is inherently uncertain and difficult to predict. The extent of financial, human and other resources required to conduct any investigations or to implement any corrective or preventive measures is similarly uncertain and could be significant. Such resources may also be difficult for us to secure in a timely manner.
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
Our information, communications and transaction management systems, which include not only our own proprietary systems but also those third-party systems that are provided for our use or to which our systems are connected, constitute a core infrastructure for our operations. The proper functioning of our information, communications and transaction management systems is critical to our ability to efficiently and accurately process a large volume of transactions, ensure adequate internal controls, appropriately manage various risks, and otherwise service our clients and customers, particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization.
Cyber-attacks, unauthorized access and computer viruses are becoming increasingly more sophisticated and more difficult to predict, detect and prevent. For instance, bank internal financial transaction systems or automatic teller machines may become the target of cyber-attacks for monetary gain, and bank internal information systems may become the target of confidential information theft. In addition, banks’ websites or customer internet banking systems may become the target of cyber-attacks for political and other purposes. These cyber threats, as well as our failure to appropriately and timely anticipate and deal with changes associated with technological advances and new systems and tools introduced in response to industry, regulatory and other developments, could cause disruptions to, and malfunctions of, information, communications and transaction management systems and result in fraud or other misconduct, unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers, counterparties and service providers, and deterioration in our ability to service our clients and customers. In addition, our banking and other transaction management systems may not meet all applicable business and regulatory requirements in an environment where such requirements are becoming increasingly sophisticated and complicated. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations. Moreover, significant financial, human and other resources may be required to design, implement and enhance measures to manage cyber and information security risks and comply with regulatory requirements.
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
We have transactions with counterparties in or affiliated with countries designated as state sponsors of terrorism which consist of receiving deposits or holding assets on behalf of individuals residing in Japan who are citizens of countries designated as state sponsors of terrorism and processing payments to or from entities in or affiliated with these countries on behalf of our customers. These transactions do not have a material impact on our business or financial condition. For a further discussion of transactions required to be disclosed under the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934.”
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
As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of the concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”
Future developments or changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. We may be unable to enhance our compliance management programs and systems, which, in some cases, are supported by third-party service providers, as required or planned. Our failure or inability to comply fully with applicable laws and regulations may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations, our ability to obtain regulatory approvals for future strategic initiatives or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.
Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.
We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh
of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥565.6 billion as of March 31, 2020, compared to ¥578.5 billion as of March 31, 2019.
Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of regulatory reforms that were introduced in Japan between 2006 and 2010, which have negatively affected the domestic consumer lending industry. In December 2006, the Japanese Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates, which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Money Lending Business Act, which, effective June 18, 2010, abolished the so-called
“gray-

zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interest was permitted under certain conditions set forth in the Money Lending Business Act. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Act, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers.
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
Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate of allowance for repayment of excess interest by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2018, 2019 and 2020, we had ¥23.7 billion, ¥25.0 billion and ¥29.4 billion of allowance for repayment of excess interest, respectively.
These developments have adversely affected, and these and any future developments may further adversely affect, the operations and financial condition of our subsidiaries, equity method investees and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio.
Damage to our reputation could harm our businesses.
We are one of the leading financial institutions in Japan and one of the handful
G-SIBs
in the world, and we aim to be the world’s most trusted financial group. Our ability to conduct business is indispensably dependent on the trust and confidence of our customers, as well as regional and global communities. Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged by their negative perceptions of us and our operations in light of their concerns over human rights, the environment, public health and safety, or other corporate social responsibilities, or by our transactions or operations if they are deemed repugnant to the intent and policy underlying applicable laws and regulations such as anti-money laundering, economic sanctions and competition laws as well as the prohibition on dealing with anti-social forces. Failure to prevent or properly address these issues may result in impairment of our corporate brand, loss of our existing or prospective customers or investors, or increased public or regulatory scrutiny, and may adversely affect our business, financial condition and results of operations.
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

Mitsubishi UFJ Financial Group, Inc.
MUFG is a bank holding company incorporated as a joint stock company (
kabushiki kaisha
) under the Companies Act of Japan. We are the holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd.), Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and other companies engaged in a wide range of financial businesses.
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
On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2020, we held approximately 23.9% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.
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
On August 2, 2019, Mitsubishi UFJ Trust and Banking completed its acquisition of 100% of the shares in each of nine subsidiaries of Colonial First State Group Limited which collectively represent the global asset management business known as Colonial First State Global Asset Management, or CFSGAM, from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary Colonial First State Group Limited. As a result of the acquisition, the nine subsidiaries became our consolidated subsidiaries. In September 2019, CFSGAM was rebranded as First Sentier Investors.
On November 18, 2019, MUFG Bank completed its acquisition from DVB Bank SE in Germany of DVB Bank’s aviation finance lending portfolio, employees and related operating infrastructure, based on an agreement entered into among the two banks and BOT Lease Co., Ltd., a consolidated subsidiary of MUFG Bank, in March 2019. In addition, under this agreement, MUFG Bank and BOT Lease are expected to acquire DVB Bank’s aviation investment management and asset management businesses during the first half of the fiscal year ending March 31, 2021, subject to applicable regulatory approvals and certain other conditions.
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
7-1,
Marunouchi
2-chome,
Chiyoda-ku,
Tokyo
100-8388,
Japan, and its telephone number is
81-3-3240-1111.
MUFG Bank is a joint stock company (
kabushiki kaisha
) incorporated in Japan under the Companies Act. The bank changed its name to MUFG Bank, Ltd. from The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of April 1, 2018.
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
Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ Securities Holdings is a wholly-owned subsidiary of MUFG. Mitsubishi UFJ Securities Holdings functions as an intermediate holding company of MUFG’s global securities and investment banking businesses. Mitsubishi UFJ Securities Holdings’ registered head office is located at
 5-2,
Marunouchi
2-chome,
Chiyoda-ku,
Tokyo
100-0005,
Japan, and its telephone number is
81-3-6213-2550.
Mitsubishi UFJ Securities Holdings is a joint stock company (
kabushiki kaisha
) incorporated in Japan under the Companies Act. Mitsubishi UFJ Securities Holdings has major overseas operating entities in London, New York, Hong Kong and Amsterdam.
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
5-2
Marunouchi
2-chome,
Chiyoda-ku,
Tokyo,
100-0005
Japan, and its telephone number is
81-3-6213-8500.
Mitsubishi UFJ Morgan Stanley Securities is a joint stock company (
kabushiki kaisha
) incorporated in Japan under the Companies Act. For more information on our joint venture securities companies, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”
In April 2019, Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., a subsidiary of Mitsubishi UFJ Morgan Stanley Securities, agreed on a merger whereby Mitsubishi UFJ Morgan Stanley Securities will be the surviving company. The merger is currently expected to be completed on August 1, 2020. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”
Mitsubishi UFJ NICOS Co., Ltd.
Mitsubishi UFJ NICOS is a major credit card company in Japan that issues credit cards, including those issued under the MUFG, NICOS and DC brands, and provides a broad range of credit card and other related services for its card members in Japan. Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG. Mitsubishi UFJ NICOS’s registered head office is located at
33-5,
Hongo
3-chome,
Bunkyo-ku,
Tokyo
113-8411,
Japan, and its telephone number is
81-3-3811-3111.
Mitsubishi UFJ NICOS is a joint stock company (
kabushiki kaisha
) incorporated in Japan under the Companies Act.
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
We are one of the world’s largest and most diversified financial groups with total assets of ¥331.75 trillion as of March 31, 2020. The Group is comprised of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. In Japan, we operate through approximately 600 business locations as of March 31, 2020. In addition, as of the same date, the Group had the largest overseas network among Japanese banks, consisting of approximately 2,100 business locations in more than 50 countries, including MUFG Union Bank in the United States, Krungsri in Thailand and Bank Danamon in Indonesia.
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

The impact of the
COVID-19
pandemic is rippling through the real economy.
COVID-19
is expected to have a long-term impact and irreversible effects on the structure of society, including global values and the behavior patterns of customers. Prior to the pandemic, we worked to identify the changes that had manifested in the social environment before the pandemic. To address the changes, we adopted the new integrated group-based management approach, leveraged digital strategies to promote the core framework of structural reforms, completed transactions designed to benefit from future overseas growth and implemented other strategies. Going forward, we believe it will be necessary to focus on trends such as the digital shift in society, the rising awareness of solving social issues and social contributions, the changes and diversification of work styles and values, and the creation of new supply chains, in addition to the changes to the social environment we identified and began to address prior to the pandemic. In particular, we believe the digital shift in society presents significant opportunities for redefining and refining our vision on MUFG’s role in society. We will work to implement corporate operation reforms, including customer contact points and employee work styles. Furthermore, we aim to contribute to sustainable growth of the society by providing solutions to social issues. By integrating our social issue solutions and management strategies, we will strive to achieve sustainable growth for MUFG. Based on these new measures, we will promote the digitalization of transaction contact points and work styles, seek to achieve sound business performance (with a focus on robustness and resilience in our operations), and promote an engagement-focused management approach that is attractive to employees and fosters greater motivation for employee participation.

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

United States and Southeast Asia. Under our previous medium-term business plan, we took strategic steps towards building a business platform in South East Asia through the expansion of Krungsri’s business in Thailand and our strategic investments in Security Bank in the Philippines and Bank Danamon in Indonesia. We seek to enhance the enterprise value of each of MUFG Union Bank in the United States and our other major local commercial banking subsidiaries and affiliates that are our partner banks, including VietinBank in Vietnam and other banks in South East Asia, as well as our Japanese banking subsidiaries through synergies expected to be achieved by sharing and deploying across these banks their respective strengths and expertise.
Taking the impact of the
COVID-19
pandemic into consideration, we will implement core strategies based on our enhanced management policy. These core strategies include (1) digitalization of our domestic retail business , taking the digital shift in society as an opportunity , (2) restructuring of our global strategy through identification of the growth potentials and strengths of each region, optimal allocation of management resources, and collaboration with Grab, which provides various digital financial and non-financial
services in Southeast Asia and into which we agreed to invest up to $706 million, or ¥78.3 billion, to take on the challenges of next-generation financial services , (3) implementation of further operational foundation and process reforms, including streamlining of administrative work by switching to paperless methods, and (4) creation of a work environment and operational infrastructure that reflect and support the diverse values of employees and work style reforms. Although the progress on some of our measures may be delayed due to the impact of the
COVID-19
pandemic and further developments relating to the pandemic, we will carefully assess the extent of the impact on such measures. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Environment.”
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
For customers affected by the
COVID-19
pandemic, the Group seeks to provide flexible and prompt financing support through a dedicated lending program and Biz Lending, a non-face-to-face
financing service. The Group has created a dedicated help desk.
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
•
Investment Products.
In order to promote a shift in customer preference from savings to asset building, we seek to offer products that effectively serve the asset building and asset management needs of customers at various stages of their life. As part of this effort, MUFG Bank started to offer fund wrap products as an agent of Mitsubishi UFJ Trust and Banking in November 2017. In addition, in January 2018, MUFG Bank started to offer investment products that qualify for “Tsumitate NISA” tax exemption on capital gains and dividend income for the investment up to 0.4 million yen per year for up to 20 years under Japanese tax law. The original NISA, or Nippon Individual Savings Account, program was introduced in 2014, providing for tax exemption on capital gains and dividend income for the investment up to 1.2 million yen per year for up to 5 years, which is expected to be raised in 2024 to 1.22 million yen per year consisting of a 0.2 million yen cap on investments similar to those qualifying for “Tsumitate NISA” and a 1.02 million yen cap on broader types of investment. We offer investment products that qualify for tax exemption under the original NISA program as well.
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
•
Services Relating to Inheritance, Gift and Real Estate.
Mitsubishi UFJ Trust and Banking offers testamentary trust, inheritance planning, inheritance procedure support, and other related services. MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities also offer inheritance-related products and services, serving as sales agents of Mitsubishi UFJ Trust and Banking. Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Real Estate Services offer real estate brokerage services for investment, business and residential properties.
We provide those services through an extensive network of branches in Japan, mostly in the greater Tokyo, Nagoya and Osaka areas. MUFG Bank and Mitsubishi UFJ Trust and Banking had a total of 738 branches in Japan as of March 31, 2020. MUFG Bank and Mitsubishi UFJ Trust and Banking also have a nationwide ATM network consisting of MUFG Bank’s and Mitsubishi UFJ Trust and Banking’s own ATMs located at their branches and other locations and third-party ATMs located at convenience stores and other locations. As part of our branch network streamlining plan, by the end of the fiscal year ending March 31, 2024, we intend to reduce MUFG Bank’s branches by 40% compared to the number of branches as of March 31, 2018.
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
Japanese Corporate & Investment Banking Business Group
The Corporate Banking Business Group covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. We offer large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies. We provide those solutions through our global network of MUFG Group companies. For customers affected by the
COVID-19
pandemic, we intend to provide flexible and prompt financing support through a dedicated lending program.
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
Investment Banking
We provide mergers and acquisitions advisory, equity and bond underwriting, and other investment banking services to our Japanese corporate customers. A large part of our investment banking business in Japan is conducted by Mitsubishi UFJ Morgan Stanley Securities, which was formed in May 2010 through the integration of the domestic wholesale and retail securities businesses previously conducted by Mitsubishi UFJ Securities and the investment banking business previously conducted by Morgan Stanley Japan. See “—Global Strategic Alliance with Morgan Stanley” below.
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
We are adopting an inorganic expansion strategy especially for our non-Japanese
investment capability in an effort to be a global
top-level
asset manager with competitive products and solutions capabilities. Our expansion strategy include not only our existing strategic alliances through minority investments, including our alliances with AMP Capital Holdings Limited in Australia and SWS MU FUND MANAGEMENT in China, but also First Sentier Investors, which was newly added to our Group through the acquisition of 100% of the shares in nine subsidiaries of Colonial First State Group Limited, an Australian asset management firm, in August 2019.
Asset Administration
Under the brand of “MUFG Investor Services,” Mitsubishi UFJ Trust and Banking, MUFG Bank, Mitsubishi UFJ Investor Services & Banking (Luxembourg), MUFG Investor Services Holdings Limited, MUFG Capital Analytics, MUFG Investor Services(US), LLC and MUFG Investor Services FinTech Limited offer a full suite of global asset administration services, including fund administration, custody, securities lending, financing and foreign exchange services as a one-stop
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
The expansion of the global corporate and investment banking business has been an important pillar of the MUFG Group’s growth strategy. We continue to work to strengthen the strategic alignment and collaboration among our group companies and across global geographies in order to best deploy our comprehensive expertise to provide our customers with value-added solutions and services.
In November 2019, MUFG Bank completed its acquisition from DVB Bank SE in Germany its aviation finance lending portfolio, employees and the related operating infrastructure, based on an agreement entered into among the two banks and BOT Lease Co., Ltd., a consolidated subsidiary of MUFG Bank, in March 2019. In connection with this agreement, MUFG Bank and BOT Lease agreed to purchase from DVB Bank its aviation investment management and asset management businesses. This transaction is expected to be closed during the first half of fiscal year ending March 31, 2021, subject to regulatory approvals and certain other conditions. Aviation finance is a key growth pillar for us and, through the acquisition, we aim to enhance our Global Corporate & Investment Banking Business platform in terms of higher returns, portfolio diversification and solution offering to our clients.
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

MUFG Union Bank, N.A.
MUFG Union Bank is the primary subsidiary of MUFG Americas Holdings, which is our wholly owned subsidiary and which is our intermediate holding company in the United States. MUFG Union Bank is the primary operating entity of MUFG Bank in the United States. MUFG Union Bank provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium-sized
enterprises, and large corporations primarily in California, Oregon, Washington, and Texas as well as nationally and internationally through 349 branches.
In July 2014, MUFG Bank’s operations in the Americas region were integrated with MUFG Americas Holdings’ operations. As a result, MUFG Americas Holdings oversees MUFG Bank’s operations in the Americas region.
In July 2016, MUFG Americas Holdings was designated as MUFG’s U.S. intermediate holding company, or IHC, to comply with the FRB’s enhanced prudential standards. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Major Investees—Any adverse changes in the business of MUFG Americas Holdings Corporation, Krungsri or Bank Danamon could significantly affect our results of operations.”
Bank of Ayudhya Public Company Limited (Krungsri)
Krungsri is a strategic subsidiary of MUFG Bank in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to retail consumers, small and medium-sized
enterprises, and large corporations mainly in Thailand through 690 branches (consisting 648 banking branches, 40 automobile finance business branches and two overseas branches) and other service outlets nationwide. In addition, Krungsri’s consolidated subsidiaries include the largest credit card issuer in Thailand with a total of 9.3 million credit card, sales finance and personal loan accounts in its portfolio, a major auto finance provider, a fast growing asset management company, and a leading microfinance service provider in Thailand.
MUFG owns a 76.88% ownership interest in Krungsri through MUFG Bank as of March 31, 2020. By combining Krungsri’s local franchise with competitive presence in the retail and small and medium-sized
enterprise banking markets in Thailand with MUFG Bank’s global financial expertise, we seek to offer a wider range of high-value financial products and services to a more diverse and larger customer base.
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
In August 2019, Krungsri announced a plan to acquire 50% of shares of SB Finance Company Inc. (SBF) in the Philippines.
See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Major Investees Risks Related to Our Business—Any adverse changes in the business of MUFG Americas Holdings Corporation, Krungsri or Bank Danamon
could significantly affect our results of operations.
PT Bank Danamon Indonesia, Tbk. (“Bank Danamon”)
Bank Danamon is a strategic subsidiary of MUFG Bank in Indonesia. Bank Danamon provides a comprehensive range of banking and other financial products and services to retail consumers, small and medium-sized
enterprises, and large corporations in Indonesia. It operates an extensive distribution network spread out from Aceh to Papua, with more than 900 branches and service outlets. In addition, Bank Danamon provides financing for automotive and consumer goods through PT Adira Dinamika Multi Finance Tbk, a subsidiary of Bank Danamon.
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
See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Major Investees Risks Related to Our Business—Any adverse changes in the business of MUFG Americas Holdings Corporation, Krungsri or Bank Danamon could significantly affect our results of operations.” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”
Grab Holdings Inc.
In February 2020, we entered into a strategic alliance agreement with Grab Holdings Inc., or Grab, which is headquartered in Singapore and provides on-demand
transport services, food and package delivery services, digital payments and financial services in Southeast Asia. Under the agreement, we will invest up to $706 million, or ¥78.3 billion, in Grab to jointly develop next generation custom-made financial services in Southeast Asia to promote financial inclusion in the region. While Grab is not expected to become our subsidiary or equity method investee with our investment in Grab in the agreed-upon maximum amount, Grab will confer “First Choice Bank” status on us and our Southeast Asian partner banks, such as Bank Danamon and Krungsri. We and Grab plan to co-develop
innovative financial products and services based on our combined customer insight to better cater to the financial needs of Grab’s users, driver-partners and merchant-partners as well as our customers.We aim to provide next-generation financial services by combining our strengths in financial knowledge and know-how
, including our financial product development capability, creditworthiness and risk management expertise, with Grab’s advanced technologies and data management expertise. Through the alliance, we will also leverage our initiatives and experience in Southeast Asia with Grab to accelerate both the evolution of our business model and the realization of our next-generation digital financial services in Japan and other markets.
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
See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies—Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.”
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
We provide investment products such as mutual funds, and structured bonds, notes and deposits to non-institutional
customers in Japan. We offer solutions using these investment products to help customers better manage their assets and liabilities. This business is conducted through the integrated operations management structure among the Global Markets Business Group, the Asset Management & Investor Service Business Group, the Retail & Commercial Banking Business Group, and the Japanese Corporate and Investment Banking Business Group. To enhance our products and sales support capability, the Global Markets Business Group collaborates with the Retail & Commercial Banking Business Group in the retail and small and medium-sized
enterprise client businesses.
•
Origination and Distribution.
We provide financing solutions to institutional customers through origination and distribution of financial products such as syndicated loans and securities issuances. This business is conducted through the integrated operations management structure between the Global Markets Business Group and the Global Corporate and Investment Banking Business Group.
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
•	The Global Markets Business Group plans to improve its business portfolio by adjusting its focus to growth areas and new areas, including the sales and trading business targeting institutional customers as well as the origination and distribution business under the integrated operations management structure with the Global Corporate and Investment Banking Business Group. In addition, with a view toward sustainable growth of the investment products business targeting non-institutional
investors in Japan, the Global Markets Business Group has built an integrated operations management structure with the Asset Management & Investor Service Business Group, the Retail & Commercial Banking Business Group and the Japanese Corporate and Investment Banking Business Group.
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
Global Strategic Alliance with Morgan Stanley
As of March 31, 2020, we held approximately 377 million shares of Morgan Stanley’s common stock representing approximately 23.9% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.
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
In April 2019, Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., a subsidiary of Mitsubishi UFJ Morgan Stanley Securities, agreed on a merger whereby Mitsubishi UFJ Morgan Stanley Securities will be the surviving company. The merger is currently scheduled to be completed on August 1, 2020, subject to changes in the circumstances including the impact of the
COVID-19
pandemic. Through the merger, we aim to further strengthen our wealth management business by leveraging our broad customer base, utilizing Morgan Stanley’s global and high sophisticated expertise, and further collaborating with our and Morgan Stanley’s other group companies.
See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Major Investees—If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.”
Competition
We face strong competition in all of our principal areas of operation. The structural reforms in financial industry regulations and recent developments in financial markets have resulted in some significant changes in the Japanese financial system and prompted banks to merge or reorganize their operations. In addition, development of new technologies such as artificial intelligence and blockchain has also allowed non-financial
institutions to enter the financial services industry with alternative services, thus changing the nature of competition from other financial institutions as well as from other types of businesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies—Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.”
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

In the retail business sector, customers often have needs for a broad range of financial products and services, such as investment trusts and insurance products. Recently, competition has increased due to the development of new products and distribution channels. For example, Japanese banks compete with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand. Competition has also increased since the introduction in January 2014 of the Japanese individual savings account system, generally referred to as the NISA program, which currently offers tax exemptions on capital gains and dividend income for investments up to ¥1.2 million a year for a maximum of five years and which is expected to be amended in 2024. In addition, in December 2015, Sumitomo Mitsui Trust Bank, Ltd. acquired Citi Cards Japan, Inc., which previously operated the credit card business of Citigroup Inc. in Japan.
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
In the consumer finance sector, recent regulatory reforms and legal developments have negatively impacted the business environment, resulting in failures of several consumer finance companies and intensified competition among consumer finance companies that have remained in business, particularly among those affiliated with the mega banks. In April 2012, Promise Co., Ltd. became a wholly owned subsidiary of the Sumitomo Mitsui Financial Group, and changed its name as SMBC Consumer Finance Co., Ltd. in July 2012. See “Item 3.D. Key Information—Risk Factors—Operational Risk—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”
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
Life Insurance Company in Japan, creating Asset Management One Co., Ltd. In July 2016, the Sumitomo Mitsui Financial Group made Sumitomo Mitsui Asset Management Co., Ltd. a consolidated subsidiary through the acquisition of additional equity interest in the asset management company. In March 2017, the Mizuho Financial Group announced plans to integrate Trust and Custody Services Bank, Ltd., its trust bank subsidiary specialized in the asset administration business, with Japan Trustee Services Bank, Ltd., which is a trust bank joint venture between Sumitomo Mitsui Trust Holdings and Resona Bank, Ltd. specialized in the asset administration business. In May 2018, the Sumitomo Mitsui Financial Group announced a planned merger between Sumitomo Mitsui Asset Management and Daiwa SB Investments Ltd.
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
The mega bank groups face significant competition with other financial groups as well as companies that have traditionally not been engaged in banking services. For example, the Nomura Group has been a major player in the securities market in Japan. In addition, various Japanese non-bank
financial institutions and
non-financial
companies have entered into the Japanese banking sector. For example, Orix Corporation, a non-bank
financial institution, as well as the Seven & i Holdings Co., Ltd., Sony Corporation and Aeon Co., Ltd., which were non-financial
companies, offer various banking services, often through
non-traditional
distribution channels. Further, development of new technologies such as artificial intelligence, or AI, and blockchain has also allowed non-financial
institutions to enter financial services industry with alternative services such as electronic settlement services, and these new entrants could become substantial competition to us. In June 2020, the Diet passed an amendment to the Payment Services Act, under which funds transfer services providers that provide only funds transfer services but do not provide deposit or loan services may be authorized by the FSA to provide funds transfer services exceeding one million yen, which is the current upper limit for their funds transfer services.
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
In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business. For example, Japanese mega banks, including us, and other major international banks have been expanding their operations in the Asian market, where leading local banks also have been growing and increasing their presence recently. Furthermore, we are aiming to expand our retail and small and medium-sized
enterprise businesses along with our corporate banking business in Southeast Asia through our acquisition of Krungsri in Thailand and Bank Danamon in Indonesia as well as our strategic investments in VietinBank in Vietnam and Security Bank in the Philippines, and to compete with leading local banks in such businesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies—Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.” For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”
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
Private Banking Institutions
Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of February 10, 2020):
•	ordinary banks (122 ordinary banks and 55 foreign commercial banks with ordinary banking operations); and
•	trust banks (14 trust banks, including two Japanese subsidiaries of foreign financial institutions).
Ordinary banks in turn are classified as city banks, of which there are four, including MUFG Bank, and regional banks, of which there are 103 and other banks, of which there are 15. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.
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
medium-sized
companies and retail customers.
With some exceptions, the regional banks tend to be much smaller in terms of total assets than the city banks. Historically, each of the regional banks has been based in one of the Japanese prefectures and has extended its operations into neighboring prefectures. Their customers are mostly regional enterprises and local public utilities. The regional banks also lend to large corporations. In line with the recent trend among financial institutions toward mergers or business tie-ups,
various regional banks have announced or are currently negotiating or pursuing integration transactions. The Japanese government currently promotes mergers between regional banks to ensure the stable availability of financial services in regional areas and, in May 2020, enacted special legislation to exempt such mergers from the application of certain anti-trust restrictions for 10 years.
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
The Banking Law
.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses capital adequacy, inspections and reporting of banks and bank holding companies, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions for them. Bank holding companies, banks and other financial institutions are required to establish an appropriate system to better cope with conflicts of interest that may arise from their business operations.
The Banking Law and various other financial regulation related laws have recently been amended, including certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another company (other than certain financial businesses) under the Banking Law, an amendment to the Banking Law which took effect in April 2017 allows banks and bank holding companies to acquire and hold more than 5% of the voting rights in certain financial technology companies if approved by the FSA. An additional amendment to the Banking Law which took effect in June 2018 introduced a framework for affiliation and cooperation between financial institutions and financial technology companies while adding measures designed to ensure customer protection . A further amendment to the Banking Law which took effect in May 2020 allows banks to engage in certain information provision services relating to customer and other information.
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

We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a
10-year
period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2020, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.7 percentage points.
The Financial Stability Board identified us as a global systematically important bank, or
G-SIB,
in its most recent annual report published in November 2019, and is expected to update the list of
G-SIB
annually. In December 2015, the FSA also designated us as a
G-SIB
as well as a domestic systemically important bank generally referred to as a
“D-SIB.”
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and
G-SIB
surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements as of March 31, 2020 consist of a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.01% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio.
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
Most of the reforms was scheduled to become effective on January 1, 2022, subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan. In March 2020, the implementation date was deferred by one year to January 1, 2023 in light of the
COVID-19
pandemic.
In January 2019, the Group of Central Bank Governors and Heads of Supervision approved the Basel Committee on Banking Supervision’s finalized market risk capital framework. The approved market risk framework was scheduled to become effective on January 1, 2022, subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan. In March 2020, the implementation date was deferred by one year to January 1, 2023 in light of the
COVID-19
pandemic.
For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Leverage ratio
.    Japanese banks and bank holding companies with international operations are required to disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up
of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include the revisions to the measurement of the leverage ratio and a 3.00% minimum leverage ratio requirement, plus a
G-SIB
leverage ratio buffer equal to 50% of the applicable
G-SIB
capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the
G-SIB
leverage ratio buffer requirement. In Japan, the FSA adopted the minimum leverage ratio requirement effective March 31, 2019, and the minimum leverage ratio requirement as of March 31, 2020 is 3.00%. In March 2020, the implementation date for the
G-SIB
leverage ratio buffer requirement was deferred by one year to January 1, 2023 in light of the
COVID-19
pandemic. On June 30, 2020, in coordination with the Bank of Japan in implementing its monetary policy in response to the COVID-19 pandemic, the FSA published amendments to the leverage ratio regulations, effective June 30, 2020. Under the amendments, deposits with the Bank of Japan are excluded from the calculation of the leverage ratio during the period from June 30, 2020 to March 31, 2021.
Total loss-absorbing capacity
.    In November 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity, or TLAC, standard for
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
The TLAC standard which was set forth in the regulatory notices and related materials for the implementation of the TLAC requirements in Japan published by the FSA in March 2019 and which became applicable to
G-SIBs
in Japan on March 31, 2019, or the Japanese TLAC Standard, and the Financial Stability Board’s TLAC standard require entities designated as Domestic Resolution Entities for Covered SIBs to meet certain minimum external total loss-absorbing capacity, or External TLAC, requirements and to cause any of their material subsidiaries in Japan deemed systemically important by the FSA or their foreign subsidiaries subject to TLAC or similar requirements in the relevant jurisdictions to maintain certain minimum level of capital and debt having internal total loss-absorbing and recapitalization capacity, or Internal TLAC.
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
The Financial Stability Board’s TLAC standard requires a
G-SIB
to issue and maintain TLAC in an amount not less than 16% of its risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022.
The Japanese TLAC Standard requires a Japanese
G-SIB,
including us, to issue and maintain TLAC debt in an amount not less than 16% of its risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator on and after March 31, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator on and after March 31, 2022. Under the FSA TLAC Standard, Japanese
G-SIBs
are or will be allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from 2019 and 3.5% of their consolidated risk-weighted assets from 2022 as external TLAC.
On June 30, 2020, in coordination with the Bank of Japan in implementing its monetary policy in response to the
COVID-19
pandemic, the FSA published amendments to the Japanese TLAC Standard, together with amendments to the leverage ratio regulations, effective June 30, 2020. Under the amendments, deposits with the Bank of Japan are excluded from the calculation of External TLAC ratio and Internal TLAC amounts on a total exposure basis as well as the leverage ratio during the period from June 30, 2020 to March 31, 2021.
The Domestic Resolution Entity may also be subject to a capital distribution constraints plan if the capital buffers are used and reduced below the required level to make up for its required External TLAC on a risk-weighted assets basis.
See “Item 3.D Key Information—Risk Factors—Risks Related to Our Ability to Meet Regulatory Capital Requirements—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.”
Prompt corrective action system
.    Under the prompt corrective action system, the FSA may take corrective action, if a bank or a bank holding company fails to meet the minimum capital adequacy ratio or leverage ratio. These actions include requiring such bank or bank holding company to formulate and implement capital improvement measures, requiring it to reduce assets or the bank’s business operations or take other specific actions, and issuing an order to dispose of shares of its subsidiaries or suspend all or part of the bank’s business operations.
Capital distribution constraints system.
    Under the capital distribution constraints system, the FSA may order a bank or a bank holding company to submit and carry out a capital distribution constraints plan, if the bank or the bank holding company fails to maintain Common Equity Tier 1 capital required as applicable capital buffers. A capital distribution plan must be determined to be reasonably designed to restore the required capital buffers by restricting capital distributions, such as dividends, share buybacks and bonus payments, up to a certain amount depending on the level of the deficit in the required capital buffers of the bank or the bank holding company.
Prompt warning system
.    Under the prompt warning system, the FSA may take precautionary measures to maintain and promote the sound operations of financial institutions, even before those financial institutions become subject to prompt corrective actions. These measures require a financial institution to enhance profitability, credit risk management, stability and cash flows.

Deposit insurance system and government measures for troubled financial institutions
.    The Deposit Insurance Act is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with the Deposit Insurance Act.
City banks, including MUFG Bank, regional banks, trust banks, including Mitsubishi UFJ Trust and Banking, and various other credit institutions participate in the deposit insurance system on a compulsory basis.
Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest
bearing deposits, which are
non-interest
bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2020, the Deposit Insurance Corporation charged an insurance premium equal to 0.045% per year on the deposits in the settlement accounts, and a premium equal to 0.031% per year on the deposits in other accounts.
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
The Deposit Insurance Act also provides for exceptional measures to cope with systemic risk in the financial industry. Where the Prime Minister recognizes that the failure of a bank which falls into any of (i) through (iii) below may cause an extremely grave problem to the maintenance of the financial order in Japan or the region where such bank is operating, or systemic risk, if none of the measures described in (i) through (iii) below is implemented, the Prime Minister may, following deliberation by the Financial Crisis Response Council, confirm (
nintei
) the need to take any of the following measures: (i) if the bank does not fall into either of the categories described in (ii) or (iii) below, the Deposit Insurance Corporation may subscribe for shares or subordinated bonds of, or extend subordinated loans to the bank, or subscribe for shares of the bank holding company of the bank, in order to enhance the bank’s regulatory capital (“Item 1 measures” (
dai ichigo sochi
)); (ii) if the bank has suspended, or is likely to suspend, repayment of deposits, or its liabilities exceed its assets, financial aid exceeding the pay-off
cost may be made available to such bank (“Item 2 measures” (
dai nigo sochi
)); and (iii) if the bank has suspended, or is likely suspend, repayment of deposits, and its liabilities exceed its assets, and the systemic risk cannot be avoided by the measures mentioned in (ii) above, the Deposit Insurance Corporation may acquire all of the bank’s shares (“Item 3 measures” (
dai sango sochi
)). The expenses for the implementation of the above measures will be borne by the banking industry, with an exception under which the Japanese government may provide partial subsidies for such expenses.
Under the new orderly resolution regime established by amendments to the Deposit Insurance Act that were promulgated in June 2013 and became effective on March 6, 2014, financial institutions, including banks, insurance companies and securities companies and their holding companies, are subject to the regime. Further, where the Prime Minister recognizes that the failure of a financial institution which falls into either of (a) or (b) below may cause a significant disruption to the Japanese financial market or system in Japan if measures described in (a) or measures described in (b) are not taken, the Prime Minister may, following deliberation by the

Financial Response Crisis Council, confirm (
nintei
) that any of the following measures need to be applied to the financial institution:
(a)	if the financial institution is not a financial institution whose liabilities exceed its assets, the financial institution shall be placed under the special supervision by the Deposit Insurance Corporation over the financial institution’s business operations and management and the disposal of the financial institution’s assets, and the Deposit Insurance Corporation may provide the financial institution with loans or guarantees necessary to avoid the risk of significant disruption to the financial system in Japan, or subscribe for shares or subordinated bonds of, or extend subordinated loans to, the financial institution, taking into consideration the financial condition of the financial institution (“Specified Item 1 measures” (
tokutei dai ichigo sochi
) under Article
126-2,
Paragraph 1, Item 1 of the Deposit Insurance Act); or
(b)	if the financial institution is a financial institution whose liabilities exceed, or are likely to exceed, its assets or which has suspended, or is likely to suspend, payments on its obligations, the financial institution shall be placed under the special supervision by the Deposit Insurance Corporation over the financial institution’s business operations and management and the disposal of the financial institution’s assets, and the Deposit Insurance Corporation may provide financial aid necessary to assist a merger, business transfer, corporate split or other reorganization in respect of such failed financial institution (“Specified Item 2 measures” (
tokutei dai nigo sochi
) under Article
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
According to the announcement made by the FSA in March 2014, (i) Additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank must be written down or converted into common shares when the Prime Minister confirms (
nintei
) that Item 2 measures (
dai nigo sochi
), Item 3 measures (
dai sango sochi
), or Specified Item 2 measures (
tokutei dai nigo sochi
) need to be applied to the bank and (ii) Additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank holding company must be written down or converted into common shares when the Prime Minister confirms (
nintei
) that Specified Item 2 measures (
tokutei dai nigo sochi
) need to be applied to the bank holding company.
Further, in an explanatory paper outlining the FSA’s approach for the introduction of the TLAC framework in Japan published by the FSA in April 2016 and revisions to the paper published by the FSA in April 2018, collectively the FSA TLAC Approach, as well as in the Japanese TLAC Standard, the FSA expressed its view that single point of entry, or SPE, resolution, in which a single national resolution authority applies its resolution tools to the ultimate holding company in Japan of a financial group, would be the preferred strategy for resolution of Japanese
G-SIBs
and a domestic systemically important bank, or
D-SIBs,
deemed to be in particular need for a cross-border resolution arrangement and of particular systemic significance to the Japanese financial system if it fails (such
G-SIBs
and
D-SIBs,
collectively, “Covered SIBs”). However, it is uncertain which measure is to be taken in a given case, including whether or not the SPE resolution strategy will actually be elected and implemented in a given case, and the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Japanese
G-SIB
in distress. Under a possible model of resolution of a Japanese
G-SIB
based on the SPE resolution strategy as described in the Japanese TLAC Standard, if the FSA determines that a material subsidiary in Japan of a financial institution that is a Japanese
G-SIB
is
non-viable
due to material deterioration in its financial condition and issues an order concerning restoration of financial soundness, including recapitalization and restoration of liquidity of such material subsidiary, to the ultimate holding company in Japan designated by the FSA as Domestic Resolution Entity for the financial institution under Article
52-33,
Paragraph 1 of the Banking Act of Japan (Act No. 59 of 1981), the material subsidiary’s Internal TLAC instruments will be written off or, if applicable, converted into equity in accordance with the applicable contractual loss absorption provisions of such Internal TLAC instruments. Following the write-off
or conversion of Internal TLAC instruments, if the Prime Minister recognizes that the financial institution’s liabilities exceed, or are likely to exceed, its assets, or that it has suspended, or is likely to suspend, payments on its obligations, as a result of the financial institution’s loans to, or other investment in, the material subsidiary becoming subject to loss absorption or otherwise, and further recognizes that the failure of such financial institution is likely to cause a significant disruption to the Japanese financial market or system, the Prime Minister may, following deliberation by the Financial Crisis Response Council, confirm that measures set forth in Article
126-2,
Paragraph 1, Item 2 of the Deposit Insurance Act, generally referred to as Specified Item 2 Measures (
tokutei dai nigo sochi
), need to be applied to the financial institution for its orderly resolution. Any such confirmation by the Prime Minister also triggers the point of non-viability
clauses of Additional Tier 1 and Tier 2 instruments issued by the financial institution, causing such instruments to be written off or, if applicable, converted into equity, as described above.
Upon the application of Specified Item 2 Measures (
tokutei dai nigo sochi
), a financial institution will be placed under the special supervision by, or if the Prime Minister so orders, under the special control of, the Deposit Insurance Corporation. In an orderly resolution, the Deposit Insurance Corporation would control the operation and management of a financial institution’s business, assets and liabilities, including the potential transfer to a bridge financial institution established by the Deposit Insurance Corporation as its subsidiary, or such other financial institution as the Deposit Insurance Corporation may determine, of the financial institution’s systemically important assets and liabilities, which we expect in the case of MUFG would include the shares of our material subsidiaries based on the Japanese TLAC Standard. The Prime Minister may prohibit creditors of the financial institution from attaching any of our assets and claims which are to be transferred to a bridge financial institution or another financial institution pursuant to Article
126-16
of the Deposit Insurance Act.

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
Recovery and resolution plan
.    In November 2019, the Financial Stability Board published the latest list of
G-SIBs,
which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each
G-SIB,
and the plans must be regularly reviewed and updated. In Japan, under the Banking Law and the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as
G-SIBs
must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We submitted our recovery plan to the FSA in December 2019.
Liquidity Coverage Ratio.
    Japanese banks and bank holding companies with international operations are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets, which are assets that can be converted easily and immediately into cash in private markets in order to meet the bank’s liquidity needs, to survive in a
30-day
financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. Once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to immediately report such failure to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order. A minimum LCR of 100% is currently required. In light of the
COVID-19
pandemic, the FSA issued a statement on March 17, 2020 that the FSA will tolerate LCR under 100% in the case of stressed conditions. In addition, in cases where LCR declines under 100%, the FSA has stated that they will respond in a flexible manner with respect to applicable reporting requirements established by the FSA.
Net Stable Funding Ratio.
    The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. In Japan, details of the NSFR requirements are currently under discussion and the FSA confirmed in March 2020 that it would not implement the NSFR requirements prior to April 2021.
Inspection and reporting
.    The FSA has the authority to order reporting from, and inspect, banks and banking holding companies in Japan. Based on its “Principles and Approaches of Inspection and Supervision,” the FSA seeks to evaluate the effectiveness of the operations and functions of financial institutions, supervise financial institutions based on proactive and forward-looking analyses, facilitate best practices among financial institutions, focus monitoring on high-priority issues, and integrate on-
and
off-site
monitoring. The FSA abolished the Financial Institutions Inspection Manual which had traditionally been understood to set forth the minimum standard for the operations of financial institutions in Japan in December 2019.
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

Laws limiting shareholdings of banks
.    The provisions of the Antimonopoly Act that generally prohibit a bank from holding more than 5% of another company’s voting rights do not apply to a bank holding company.
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
Restrictions on exposures to single large counterparties
.    The Banking Law prohibits banks and bank holding companies (on a consolidated basis with their subsidiaries and affiliates) from having large exposure exceeding 25% of their Tier 1 capital to a single counterparty and also prohibits a
G-SIB’s
exposure to another
G-SIB
exceeding 15% of its Tier 1 capital.
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
Further, recent amendments to the Enforcement Ordinance of the Act introduced requirements relating to online KYC processes in November 2018 and strengthened the requirements for KYC processes for customers residing in remote areas in April 2020.
Acts concerning trust business conducted by financial institutions
.    Under the Trust Business Act, joint stock companies that are licensed by the Prime Minister as trust companies, including non-financial
companies, are allowed to conduct trust business. In addition, under the Act on Provision, etc. of Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Act provides for a separate type of registration for trustees who conduct only administration type trust business. The Trust Business Act also provides for various duties imposed on the trustee in accordance with and in addition to the Trust Act.
Act on the Protection of Personal Information
.    With regard to protection of personal information, the Act on the Protection of Personal Information requires, among other things, Japanese banking institutions to limit the use of personal information to the stated purposes and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the act, the Personal Information Protection Commission of Japan may advise or order the bank to take proper action. In addition, the Banking Law and the Financial Instruments and Exchange Act contain certain provisions with respect to appropriate handling of customer information.
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
In addition, as a result of decisions made by the Supreme Court of Japan prior to June 18, 2010, imposing stringent requirements for charging such gray-zone interest rates, consumer finance companies have been responding to borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Act. See “Item 3.D. Key Information—Risk Factors—Operational Risk—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”
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
Overall supervision and regulation
.    We are subject to supervision, regulation and examination with respect to our U.S. operations by the FRB pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we and MUFG Bank are bank holding companies and foreign banking organizations, as defined pursuant to those statutes. The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:
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
Bank capital requirements and capital distributions
.    MUFG Union Bank is subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. In addition, MUFG Bank and Mitsubishi UFJ Trust and Banking, as foreign banking organizations that have U.S. branches and agencies and that are controlled by us, are subject to the FRB’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards. MUFG Union Bank, MUFG Bank, Mitsubishi UFJ Trust and Banking, and MUFG Americas Holdings are all “well capitalized” as defined under, and otherwise comply with, all U.S. regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would be undercapitalized after making such distribution or paying such dividend or fee.
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
Anti-Money Laundering Initiatives, the Bank Secrecy Act and the USA PATRIOT Act
.    A major focus of U.S. governmental policy relating to financial institutions in recent years has been, and continues to be, aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001, as incorporated into the Bank Secrecy Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report potential money laundering and terrorist financing, including the collection of beneficial ownership information. The bank regulatory agencies carefully scrutinize the adequacy of an institution’s compliance with these regulations and, as a result, there have been an increased number of regulatory enforcement actions. A financial institution’s failure to maintain and implement adequate policies, procedures and controls to prevent and detect money laundering and terrorist financing could have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of its operations and the imposition of fines and other monetary penalties. See “Item 3.D. Key Information—Risk Factors—Operational Risk—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.”
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
On June 25, 2020, the FRB will release the results of the 2020 Dodd-Frank Act and Comprehensive Capital Analysis and Review (CCAR) stress tests which will include results for MUFG Americas Holdings. The FRB announced early in 2017 that MUFG Americas Holdings would not be subject to the qualitative portion of the CCAR; further, beginning with CCAR 2019, the FRB limited its ability to object to firms’ capital plans on qualitative grounds to firms recently subject to CCAR that continue to exhibit material deficiencies in capital planning.

The Volcker Rule was issued in final form by the Federal Reserve originally in December 2013, and substantive portions were subsequently amended in November 2019. Under the Volcker Rule, we are required to cease conducting certain proprietary trading activities, which means trading in securities and financial instruments for our own account, subject to certain exceptions, including market-making, hedging, and underwriting activities if such activities are conducted within a rigorous compliance framework. We are also restricted from engaging in certain activities regarding hedge funds and private equity funds, or covered funds. While the Volcker Rule excludes restrictions on such activities conducted solely outside of the United States, the regulatory definition of such exempted activities is narrow and complex and in some cases requires further clarification. Our proprietary trading and covered funds activities are generally executed outside of the United States, but certain activities within the United States are within the scope of the Rule, and, therefore, we have undertaken steps that we believe are appropriate to bring our activities and investments into compliance with the Rule. Although we are continuing to consider the effect of the recent changes and implement corresponding changes to our compliance program, given the limited amount of restricted activities in which we engage within the United States, we do not expect any final changes to the Volcker Rule to have a material negative impact on our operations.
U.S. regulators continue to issue final regulations and regulatory determinations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. To date, MUFG Bank and Mitsubishi UFJ Securities International, plc, have registered as swap dealers with the U.S. Commodity Futures Trading Commission, or CFTC. Depending on the finalization of regulations and regulatory determinations governing swaps and derivatives markets under the Dodd-Frank Act, as well as the activities of our other subsidiaries located inside and outside of the United States, our other subsidiaries may have to register as swap dealers with, or be subject to the regulations of, the CFTC and/or SEC. Regulation of swap dealers by the CFTC and SEC imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution, and other regulatory requirements on our operations, which may adversely impact our derivatives businesses and make us less competitive than those competitors that are not subject to the same regulations. Although many regulations applicable to swap dealers are already in effect, it is difficult to assess the full impact of these requirements because some of the most important regulatory determinations have not yet been implemented or finalized. For example, U.S. regulators have previously adopted guidance and rules on the application of U.S. regulations to activities of registered swap dealers outside of the United States. The extraterritorial application of swap dealer regulatory requirements imposes significant operational and compliance burdens on our swaps activities outside of the United States. On December 18, 2019, the CFTC proposed rules that would modify and codify the cross-border application of certain of its Title VII swap rules to both U.S. and non-U.S. registered swap dealers. Similarly, in December 2019, the SEC adopted a package of rule amendments, guidance, and a related order designed to expand and clarify the framework for regulating cross-border security-based swaps, including single-name credit default swaps. We are continuing to consider the effects of these proposed and final regulatory changes.
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
The final rule establishes separate SCCLs, one applicable to the combined U.S. operations, or CUSO, of MUFG and another to MUAH, as MUFG’s U.S. intermediate holding company, or IHC. Originally, MUFG CUSO was required to comply with its SCCL beginning on January 1, 2020, while IHC compliance was scheduled to begin on July 1, 2020, unless that time is extended by the FRB in writing. The SCCL final rule allows FBOs to satisfy its CUSO-level requirements by certifying as to home-country compliance with Basel Committee standards in lieu of complying with the final U.S. SCCL rule. Earlier this year, the FRB extended by

18 months the initial compliance dates of its SCCL rule as it applies to the CUSO of FBOs, in order to provide additional time for foreign jurisdictions’ implementation of the Basel standard to become effective. The compliance date is now July 1, 2021 for MUFG.
Separately, based on the preliminary categorization of MUAH as a Category IV entity under the final rules tailoring prudential standards for large banking organization (“Tailoring Final Rules”), SCCL will no longer apply to MUAH. The following paragraphs discuss the Tailoring Final Rules in greater detail.
On October 10, 2019, the FRB issued two final rules that (1) tailor the framework for application of enhanced prudential standards to U.S. and foreign banking organizations and (2) modify the application of capital and liquidity requirements to the operations of U.S. banking organizations and the U.S. operations of foreign banking organizations. The final rules apply the same framework as to the U.S. and foreign BHCs but use a differing calibration for foreign BHCs. The final rules became effective on December 31, 2019.
The final rule, promulgated solely by the FRB, determined the applicability of certain enhanced prudential standards requirements, including liquidity stress testing and management, capital planning and stress testing, risk management, single counterparty credit limits requirements, and related regulatory reporting by categorizing all foreign banking organizations with $100 billion or more in combined U.S. assets into three categories. The second final rule was issued jointly by the FRB, the OCC, and the FDIC, and similarly categorized foreign banking organizations and tailored the application of the agencies’ regulatory capital and standardized liquidity requirements on that basis. Under the framework of the final rules, MUFG’s U.S. operations are subject to a split category treatment: (i) the combined U.S. operations are classified as Category II, subject to the most stringent requirements other than those applicable to U.S. G-SIBs; and (ii) MUAH, the U.S. BHC and IHC is classified as Category IV, a classification that provides certain capital and liquidity relief from prior requirements, taking into account the size and other risk characteristics of MUFG’s U.S. subsidiary operations.
On October 10, 2019, the FRB jointly issued with the FDIC final rule amendments revising their joint resolution planning requirements of Section 165(d) of the Dodd-Frank Act. Resolution plans, also known as living wills, describe a firm’s strategy for orderly resolution under bankruptcy in the event of material financial distress or failure of the firm. The final rule tailors the rule’s requirements for firms that do not pose the same systemic risk as the largest institutions, requiring resolution plans to be submitted on a three-year cycle. MUFG is classified as a triennial full filer as applicable to large foreign and domestic banks classified within Category II and III, and MUFG is subject to alternating between submitting full and targeted resolution plans every three years. On May 6, 2020, the agencies, in recognition of immediate challenges of the COVID-19 pandemic, extended the next submission date by 90 days, to September 29, 2021, for the next required targeted resolution plan submission.
On January 30, 2020 the Federal Reserve adopted a final rule revising the “controlling influence” prong of its “control” rules under the Bank Holding Company Act of 1956, as amended. The final rule largely adopts the proposed rule issued by the FRB in April 2019, reaffirms the Federal Reserve’s conceptual framework for analyzing “controlling influence,” and rejects a number of banking industry recommendations for liberalization of the “control” rules. The issue of “control” is a central concept under the Bank Holding Company Act. Among other things, control determines whether an investor in a banking organization is subject to the requirements and restrictions of the Bank Holding Company Act, whether a bank holding company’s investment in a company is permissible and/or subjects the investee company to the requirements and restrictions of the Bank Holding Company Act, and whether an investor in any depository organization is subject to the Volcker Rule. As a result, a determination of whether or not an investment constitutes “control” is often determinative of whether an investment can be made (or, at least, must be restructured to avoid control). Originally effective on April 1, 2020, the FRB on March 31, 2020 announced that it would delay the effective date of the final rule to September 30, 2020.
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
Capital Adequacy
.    MUFG Americas Holdings and MUFG Union Bank are required to maintain minimum capital ratios in accordance with rules issued by the U.S. Federal banking agencies. In July 2013, the U.S. Federal banking agencies issued final rules to implement the Basel Committee on Banking Supervision’s capital guidance for U.S. banking organizations, or U.S. Basel III. These rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance
sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. These rules supersede the U.S. federal banking agencies’ general risk-based capital rules generally referred to as Basel I, the advanced approaches rules generally referred to as Basel II, which are applicable to certain large banking organizations, and leverage rules, and are subject to certain transition provisions. MUFG Americas Holdings became subject to the U.S. Basel III capital rules in January 2015, with certain provisions subject to a phase-in
period, while MUFG Union Bank continues to be subject to the U.S. Basel III capital rules which became effective for advanced approaches institutions on January 1, 2014. The U.S. Basel III capital rules were substantially phased in by January 1, 2019.
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
Disclosure pursuant to Section 13(r) of the US Securities Exchange Act of 1934
We are disclosing the following information pursuant to Section 13(r) of the Securities Exchange Act of 1934 (Exchange Act), which requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified Executive Orders. The scope of activities that must be reported includes activities not prohibited by U.S. law and conducted outside the United States in compliance with applicable local law.
During the fiscal year ended March 31, 2020, our
non-U.S.
subsidiary, MUFG Bank, engaged in certain limited business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our
non-U.S.
banking subsidiary, MUFG Bank, issued letters of credit and guarantees and provided remittance and other settlement services mainly in connection with customer transactions related to the purchase and exportation of Iranian crude oil to Japan prior to the expiration of the Significant Reduction Exception granted to Japan, and in some cases, in connection with other petroleum-related transactions with Iran by its customers that were exempt from applicable Iran-related sanctions or otherwise permitted by OFAC. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2020, the aggregate fee income relating to these transactions was less than ¥50 million, representing less than 0.001 percent of our total fee income. In addition, some Iranian financial institutions and other entities in, or affiliated with, Iran maintained
non-U.S.
dollar correspondent accounts and other similar settlement accounts with MUFG Bank outside the United States. In addition to such accounts, MUFG Bank received deposits in Japan from, and provided settlement services in Japan to, fewer than 10 Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2020, the average aggregate balance of deposits held in these accounts represented less than 0.1 percent of the average balance of our total deposits. The fee income from the transactions attributable to these account holders was less than ¥5 million, representing less than 0.001 percent of our total fee income.
MUFG Bank recognizes that following the withdrawal in May 2018 by the United States from the Joint Comprehensive Plan of Action, the United States has imposed secondary sanctions against
non-U.S.
persons who engage in or facilitate a broad range of transactions and activities involving Iran. MUFG Bank has taken the recent sanctions related developments into account and will continue to monitor transactions relating to Iran in order to comply with applicable U.S. and Japanese regulations as well as U.S., Japanese and other international sanctions.

C.	Organizational Structure

The following chart presents our corporate structure summary as of March 31, 2020:

Note:	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. are scheduled to merge on August 1, 2020.

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2020:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
MUFG Bank, Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Information Technology, Ltd.	Japan	100.00%	100.00%
MU Business Service Co., Ltd.	Japan	100.00%	100.00%
MU Center Service Tokyo Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Loan Business Co., Ltd.	Japan	100.00%	100.00%
MU Center Service Osaka Co., Ltd.	Japan	100.00%	100.00%
MU Center Service Nagoya Co., Ltd.	Japan	100.00%	100.00%
MU Loan Administration Support Co., Ltd.	Japan	100.00%	100.00%
MU Property Research Company Limited	Japan	100.00%	100.00%
MU Business Partner Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Jinji Service Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Japan Shareholder Services Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
MU Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.	Japan	100.00%	100.00%
au Kabucom Securities Co., Ltd.	Japan	51.00%	51.00%
MUS Information Systems Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	100.00%	100.00%
Japan Digital Design, Inc.	Japan	86.11%	86.11%
MUMEC Visionary Design, Ltd.	Japan	60.00%	60.00%
Global Open Network, Inc.	Japan	80.00%	80.00%
MUFG Innovation Partners Co., Ltd.	Japan	100.00%	100.00%
MUFG Americas Holdings Corporation	USA	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
PT Bank Danamon Indonesia, Tbk.	Indonesia	94.10%	94 .10%
MUFG Bank (China), Ltd.	China	100.00%	100.00%
MUFG Bank (Malaysia) Berhad	Malaysia	100.00%	100.00%
MUFG Bank (Europe) N.V.	Netherlands	100.00%	100.00%
AO MUFG Bank (Eurasia)	Russia	100.00%	100.00%
MUFG Bank Turkey Anonim Sirketi	Turkey	100.00%	100.00%
MUFG Bank Mexico, S.A.	Mexico	100.00%	100.00%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
MUFG Investor Services Holdings Limited	Bermuda	100.00%	100.00%
First Sentier Investors Holdings Pty Ltd.	Australia	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
MUFG Securities EMEA plc.	UK	100.00%	100.00%
MUFG Securities Asia Limited	China	100.00%	100.00%
MUFG Securities Asia (Singapore) Limited	Singapore	100.00%	100.00%
MUFG Securities (Canada), Ltd.	Canada	100.00%	100.00%

D.	Property, Plant and Equipment

Premises and equipment as of March 31, 2019 and 2020 consisted of the following:

	As of March 31,
	2019	2020
	(in millions)
Land	¥362,742	¥380,477
Buildings	829,606	782,367
Equipment and furniture	648,598	623,676
Leasehold improvements	305,281	310,957
Construction in progress	34,002	35,594

Total	2,180,229	2,133,071
Less accumulated depreciation	1,206,629	1,203,542

Premises and equipment—net	¥973,600	¥929,529

Our registered address is
7-1,
Marunouchi
2-chome,
Chiyoda-ku,
Tokyo
100-8330,
Japan. As of March 31, 2020, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.
The following table presents the book values of our material offices and other properties as of March 31, 2020:

Book Value
(in millions)
Owned land	¥380,477
Owned buildings	248,669

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.
During the fiscal year ended March 31, 2020, we invested approximately ¥123,804 million in premises and equipment, primarily for office renovations and relocation.
Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Business Environment
Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan, the United States, Thailand and Indonesia and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:
•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

Recent Developments and Prospects
Our results of operations for the fiscal year ended March 31, 2020 were adversely affected by the
COVID-19
pandemic. Among the negative consequences of the COVID-19 pandemic described elsewhere in this Annual Report, we provided for additional allowance for credit losses in light of the deteriorating credit quality of our borrowers.
The COVID-19 pandemic is expected to have a further adverse impact on our business and results of operations as economic and corporate activity deteriorates in Japan and around the world and financial markets remain volatile. More specifically, we currently expect that the COVID-19 pandemic will have a further adverse impact on, among other things,
•	net interest income, particularly foreign currency net interest income, primarily due to interest rate reductions by central banks or declines in long-term interest rates in various markets,

•	fees and commissions income mainly due to decreases in the value of assets under custody or management, declines in customer investments or other transactions, or changes in consumer spending trends, as any of these negative factors may be exacerbated by, among other things, weakened appetite for investments or other transaction under uncertain or volatile market conditions or governmental restrictions on business activities,

•	net investment securities gains (losses) primarily due to losses on sales of securities or a decline in the value of our securities portfolio,

•	net equity in earnings of equity method affiliates if the financial performance of our equity method affiliates deteriorates,

•	other income and expenses, including impairment losses on goodwill or other intangible assets, due to weaker business prospects and other factors causing deterioration in the business environment, and

•	regulatory capital ratios due to, among other factors, an increase in risk-weighted assets such as loans and a decrease in the value of our equity securities portfolio.

In addition, there is a risk that we will have to recognize credit losses if there is a further deterioration in the credit quality of our borrowers such as those in the air transportation and other industries that may be adversely impacted by weakened demand for, or governmental or other restrictions on, travel, retail operations, or other economic or recreational activities. For more information, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”
At present, the timing of containment of COVID-19 cannot be forecasted, and the full extent of the impact of the pandemic on the real economy remains uncertain. Under these highly uncertain circumstances, our current expectations may be significantly different from actual results. We intend to continue to closely monitor, and endeavor to effectively deal with, further developments relating to the pandemic. For more information, see “Item 3.D. Risk Factors.” See also “Forward-Looking Statements.”

General Economic Conditions
The global economy was generally on a downward trend due to negative effects of the U.S.-China trade conflict and other factors in the first half of the fiscal year ended March 31, 2020, with some signs of bottoming out and recovering at least in some industry sectors, including the semiconductor and other manufacturing sectors, around the beginning of the second half of the fiscal year. However, in and after the fourth quarter, the outbreak and global spread of the COVID-19 pandemic brought much of global economic activity to a halt. Public health measures of unprecedented scale have been implemented in various countries and regions in an effort to contain the pandemic. However, the full extent and severity of the impact of the pandemic on the global economy are yet to be known.
Japan’s economic growth continued at a moderate pace during the fiscal year ended March 31, 2020, while showing a mixture of positive and negative trends, with the quarter-on-quarter
real gross domestic product, or GDP, growth rate being 0.5% for the quarter ended June 30, 2019, 0.0% for the quarter ended September 30, 2019, and negative 1.9% for the quarter ended December 31, 2019, and negative 0.6% for the quarter ended March 31, 2020. The year-over-year real GDP growth rate was 0.9% for the quarter ended June 30, 2019, 1.7% for the quarter ended September 30, 2019, negative 0.7% for the quarter ended December 31, 2019 and negative 1.7% for the quarter ended March 31, 2020. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.2% and positive 0.3% on a month-on-month
basis and between positive 0.2% and 0.9% on a year-over-year basis during the fiscal year ended March 31, 2020. During the same period, the unemployment rate in Japan remained low, fluctuating between 2.1% and 2.6%. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan during the fiscal year ended March 31, 2020 was 8,480, a 5.3% increase from the previous fiscal year. The total liabilities of companies that filed for legal bankruptcy during the fiscal year ended March 31, 2020 were ¥1,218 billion, a 21% decrease from the previous fiscal year. The Japanese economy remains subject to the impact of the
COVID-19
pandemic, continuing deflationary pressure, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, stagnant private consumption, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy expanded during the three quarters ended December 31, 2019, with the quarter-on-quarter
annualized real GDP growth rate being 2.0% for the quarter ended June 30, 2019, 2.1% for the quarter ended September 30, 2019, and 2.1% for the quarter ended December 31, 2019, but turning to negative 5.0% for the quarter ended March 31, 2020. The year-over-year real GDP growth rate was 2.3% for the quarter ended June 30, 2019, 2.1% for the quarter ended September 30, 2019, 2.3% for the quarter ended December 31, 2019 and 0.2% for the quarter ended March 31, 2020. The U.S. economic growth was supported by the improvement in the labor market, higher wages and increased corporate production activities through the end of the quarter ended December 31, 2019, but the U.S. economy declined in the quarter ended March 31, 2020 due to the impact of
COVID-19
pandemic. During the fiscal year ended March 31, 2020, the unemployment rate in the U.S. fluctuated between 3.8% and 4.4%. However, the long-term prospects of the U.S. economy remains uncertain in light of the economic impact of the
COVID-19
pandemic, changes in the government’s economic, monetary, trade and foreign relations policies, the November 2020 presidential election, and various other factors.
The Eurozone’s economic growth continued at a slow rate during the three quarters ended December 31, 2019, with the quarter-on-quarter
real GDP growth rate being 0.1% for the quarter ended June 30, 2019, 0.3% for the quarter ended September 30, 2019, and 0.1% for the quarter ended December 31, 2019, but turning to negative 3.6% for the quarter ended March 31, 2020. The year-over-year real GDP growth rate was 1.2% for the quarter ended June 30, 2019, 1.3% for the quarter ended September 30, 2019, 1.0% for the quarter ended December 31, 2019 and negative 3.1% for the quarter ended March 31, 2020. During the fiscal year ended March 31, 2020, the unemployment rate in the Eurozone declined to 7.1% for March 2020. There are still uncertainties in the Eurozone economy, including the impact of the
COVID-19
pandemic, the process and ramifications of the United Kingdom’s withdrawal from the European Union and the large accumulation of non-performing
loans in some European peripheral countries.

In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved but the economic growth remained relatively modest during the fiscal year ended March 31, 2020. In China, economic conditions continued to improve at a moderate pace until the quarter ended December 31, 2019 but declined in the quarter ended March 31, 2020 due to the impact of the
COVID-19
pandemic. China’s
quarter-on-quarter
real GDP growth rate was 1.5% for the quarter ended June 30, 2019, 1.3% for the quarter ended September 30, 2019, 1.5% for the quarter ended December 31, 2019 and negative 9.8% for the quarter ended March 31, 2020. China’s year-over-year real GDP growth rate was 6.2% for the quarter ended June 30, 2019, 6.0% for the quarter ended September 30, 2019, 6.0% for the quarter ended December 31, 2019 and negative 6.8% for the quarter ended March 31, 2020. The Thai economy was on a gradually stabilizing trend until the quarter ended December 31, 2019 but declined in the quarter ended March 31, 2020 due to the impact of the
COVID-19
pandemic. Thailand’s
quarter-on-quarter
real GDP growth rate was 0.3% for the quarter ended June 30, 2019, 0.3% for the quarter ended September 30, 2019, negative 0.2% for the quarter ended December 31, 2019 and negative 2.2% for the quarter ended March 31, 2020. Thailand’s year-over-year real GDP growth rate was 2.4% for the quarter ended June 30, 2019, 2.6% for the quarter ended September 30, 2019, 1.5% for the quarter ended December 31, 2019 and negative 1.8% for the quarter ended March 31, 2020. Although there are some signs of further economic growth in ASEAN and NIEs, such as growth in exports to developed countries and larger investments in infrastructure projects in the region, uncertainties still remain in light of, among other things, the negative impact of the COVID-19 pandemic on the global economy, including importing developed countries, intensifying trade conflicts and potential geopolitical issues.
Interest Rates
Interest rates remained at historical low levels in Japan under the Bank of Japan’s monetary policy. The yield on
10-year
Japanese government bonds fluctuated between negative 0.286% and negative 0.009% during the six months ended September 30, 2019, but subsequently rose to around 0% towards December 31, 2019, declined again to negative 0.153% in February 2020, and rose back to around 0% towards March 31, 2020. The Bank of Japan adopted its “quantitative and qualitative monetary easing” policy in April 2014 and commenced its “quantitative and qualitative monetary easing with negative interest rates” policy in January 2016. Under this policy, aiming to achieve the price stability target of 2.0%, the Bank of Japan applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, while increasing the Bank of Japan’s aggregate holding of Japanese government bonds by approximately ¥80 trillion each year. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of
10-year
Japanese government bonds around zero percent. In July 2018, the Bank of Japan slightly modified its monetary policy by adopting forward guidance on interest rates and adding language in its policy statement that long-term interest rates may fluctuate depending on economic and price developments. In October 2019, the Bank of Japan decided to maintain its monetary policy, while slightly modifying its forward guidance to clarify that it expects short- and long-term interest rates to remain at their present or lower levels without specifying the duration of its guidance. In March 2020, the Bank of Japan introduced a package of COVID-19 emergency measures, including those designed to facilitate corporate financing through lending up to ¥8.0 trillion yen against corporate debt collateral at a 0% interest rate with maturities up to one year and increasing the limit of purchases on commercial paper and corporate bonds to ¥2.0 trillion yen, and has since expanded its emergency measures, including elimination of the limit on purchases of Japanese government bonds. The yield on
10-year
Japanese government bonds was negative 0.081% on March 29, 2019 and positive 0.022% on March 31, 2020. The yield currently fluctuates around negative 0.006%.
In the United States, the FRB reduced the target range for the federal funds rate to between 2.00% and 2.25% in July 2019, to between 1.75% and 2.00% in September 2019, and further to between 1.50% and 1.75% in December 2019. Subsequently, the FRB reduced the target range for the federal funds rate twice in March 2020 to between 1.00% and 1.25% and further to 0.00% and 0.25%. Following the Federal Open Market

Committee meeting in June 2020, most of the FRB members indicated their willingness to maintain the rate at the current level until the end of the calendar year 2022 in light of increasing uncertainty in the economic outlook. The
10-year
U.S. Treasury bond yield decreased from 2.406% at the end of March 2019 to 0.670% at the end of March 2020, while fluctuating between 0.543% and 2.595% during the period. The yield currently fluctuates around 0.717%.
The yield on
10-year
German Bunds decreased from negative 0.070% at the end of March 2019 to negative 0.471% as of March 31, 2020, while fluctuating between negative 0.856% and positive 0.080% during the period. The yield currently fluctuates around negative 0.439%. The yield on
10-year
French Obligations Assimilables du Trésor decreased from 0.318% at the end of March 2019 to negative 0.015% as of March 31, 2020, while fluctuating between negative 0.438% and positive 0.424% during the period. The yield currently fluctuates around negative 0.118%.
Foreign Currency Exchange Rates
The Japanese yen appreciated against the U.S. dollar from ¥110.86 to the U.S. dollar as of March 29, 2019 to ¥107.54 to the U.S. dollar as of March 31, 2020, while fluctuating between ¥102.36 to the U.S. dollar and ¥112.19 to the U.S. dollar during the period. The Japanese yen has since been fluctuating around ¥106.95 to the U.S. dollar.
The Japanese yen was on a generally appreciating trend against the euro during the fiscal year ended March 31, 2020, with the exchange rate being ¥118.64 to the euro as of March 31, 2020 compared to ¥124.35 to the euro as of March 29, 2019. The Japanese yen has been fluctuating around ¥120.55 to the euro since April 2020.
The Japanese yen was on a generally appreciating trend against the Thai baht during the fiscal year ended March 31, 2020, with the exchange rate being ¥3.2829 to the Thai baht as of March 31, 2020 compared to ¥3.4929 to the Thai baht as of March 29, 2019. The Japanese yen has been fluctuating around ¥3.4549 to the Thai baht since April 2020.
Stock and Real Estate Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥21,205.81 on March 29, 2019 to ¥18,917.01 on March 31, 2020. The closing price of the Nikkei Stock Average reached ¥24,270.62, the highest closing price since November 1991, on October 2, 2018, and declined to ¥16,552.83 on March 19, 2020. The closing price of the Nikkei Stock Average has since risen and has been fluctuating around ¥22,654.76.
According to the latest land price survey conducted by the Japanese government, between January 1, 2019 and January 1, 2020, the average residential land price in Japan increased 0.8%, and the average commercial land price in Japan increased 3.1%. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, between January 1, 2019 and January 1, 2020, the average residential land price increased 1.1% and the average commercial land price increased 5.4%. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, between January 1, 2019 and January 1, 2020, the average residential land price increased 0.5% and the average commercial land price increased 1.5%.
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
•
Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. For more information on the fair value option, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.
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
Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits for the fiscal year ended March 31, 2020.
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
Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:
•
Interest rate contracts
: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;
•	Equity contracts : Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Commodity contracts : Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio; and
•	Credit derivatives : Credit derivatives are mainly utilized as a part of our credit portfolio risk management.
Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.
Net profits (losses) on trading account securities, excluding derivatives, consist of:
•
Net profits (losses) on trading account securities
, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.
•
Net profits (losses) on trading account securities under the fair value option
, which are classified into trading accounts profits (losses) in accordance with certain accounting rules. For more information on the fair value option, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.
Net investment securities gains (losses)
Net investment securities gains (losses) include net gains (losses) on sales of available-for-sale
debt securities and net gains (losses) from marketable equity securities. Impairment losses on available-for-sale
debt securities are recognized when management concludes that declines in the fair value of such debt securities are other than temporary, and offset net gains on sales of available-for-sale
debt securities. Net gains (losses) from marketable equity securities include net gains (losses) on sales of marketable equity securities. In addition, as a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, unrealized gains (losses), or holding gains (losses), on equity investments are reflected in net gains (losses) from marketable equity securities. This new guidance is not applied retrospectively to the fiscal years ended March 31, 2017 and 2018. Prior to adoption, such unrealized gains and losses were reflected in other comprehensive income. For more information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.
Net equity in earnings (losses) of equity method investees
Net equity in earnings (losses) of equity method investees includes our equity interest in the earnings of our equity method investees and impairment losses on our investments in equity method investees.
Non-Interest
Expense
Non-interest
expense consists of:
•	salaries and employee benefits , which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,
•	occupancy expenses—net , which include the amount of money paid as rents for offices and other facilities,
•	fees and commissions expenses , which include the amount of money paid as fees and commissions on services received,
•	outsourcing expenses, including data processing , which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premises and equipment , which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,
•	amortization of intangible assets , which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,
•	impairment of intangible assets , which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,
•
insurance premiums, including deposits insurance
, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan
•	communications , which include the amount of money paid for communications such as postal services and telecommunications,
•	taxes and public charges , which include the amount of tax payments and other public charges,
•	impairment of goodwill , which includes the amount of reductions in the carrying amount of goodwill recorded in connection with the acquisition of companies in excess of their fair values,
•
provision for (reversal of) off-balance sheet credit instruments
, which includes the amount of money reserved for the estimated amount of losses on off-balance
sheet credit instruments or reversal of any portion of such amount, and
•	other non-interest expenses .

Recent Developments
During the fiscal year ended March 31, 2020, we continued to pursue a strategy to improve our operational efficiency and financial performance and achieve sustainable growth. We sought to strengthen our management structure, while selectively reviewing and considering growth opportunities that would enhance our global competitiveness. We also continued to monitor regulatory developments and pursue prudent transactions that would create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high-quality financial services. In addition, in order to respond to the increasingly complex market and legal risks, we continued to endeavor to enhance our compliance and internal control frameworks. Under our current medium-term business plan, for the three fiscal years ending March 31, 2022, we aim to integrate the expertise and capabilities of our subsidiaries to build a foundation for future growth.
The
COVID-19
pandemic has impacted, and is expected to further impact, our business and financial performance as economic and corporate activity deteriorates and the financial market remains volatile. At present, the timing of containment of
COVID-19
cannot be forecasted, and the impact of the pandemic on the real economy remains uncertain. We will continue to closely monitor and seek to flexibly and effectively deal with developments relating to the pandemic. However, our efforts to deal with the impact of the pandemic may prove insufficient, in which case our results of operations and financial condition may be materially and negatively affected. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Environment” and “—Business Environment—Recent Developments and Prospects.”
Implementation of Share Repurchase Program and Cancellation of Purchased Shares
During November 2019 and December 2019, we repurchased 85,775,400 shares of our common stock for ¥49,999,996,482 under a share repurchase program that was adopted in November 2019 and completed in December 2019. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 100,000,000 shares of our common stock and an aggregate of ¥50.0 billion between November 14, 2019 and December 31, 2019 and to cancel the repurchased shares. We cancelled all of the repurchased shares on January 20, 2020.
The purposes of the above share repurchase program were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.
Issuances and Repurchases of TLAC Eligible Senior Debt Securities
During and after the fiscal year ended March 31, 2020, we issued $10.3 billion, or ¥1,125.3 billion,
€
1.5 billion, or ¥180.6 billion, HK$0.2 billion, or ¥3.3 billion, and AU$0.5 billion, or ¥33.0 billion, aggregate principal amount of external TLAC eligible senior debt securities.
In March 2020, we repurchased through tender offers $1,624.4 million aggregate principal amount of our outstanding external TALC eligible senior notes. All of the repurchased senior notes were cancelled.
As of March 31, 2020, our external TLAC ratios were 18.62% on a risk-weighted assets basis and 7.38% on a leverage exposure basis. We are required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis as of March 31, 2020 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”

Redemption of Preferred Securities Issued by Special Purpose Company
On January 27, 2020, we redeemed in full ¥240.0 billion of Japanese yen-denominated
non-cumulative
preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 9 Limited.
In July 2019, we redeemed in full ¥90.0 billion of Japanese
yen-denominated
non-cumulative
preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 8 Limited.
Issuances of Basel
III-Compliant
Domestic Subordinated Bonds
In October 2019, we issued, in a public offering in Japan, ¥273.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable
or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan.”
Strategic Investment in Bank Danamon in Indonesia
In December 2017, MUFG Bank acquired an initial 19.9% equity interest in PT Bank Danamon Indonesia, Tbk, or Bank Danamon, for an aggregate purchase price of IDR 15.875 trillion, or ¥133.4 billion, based on a price of IDR 8,323, or ¥70, per share. In August 2018, MUFG Bank acquired an additional 20.1% equity interest for an aggregate purchase price of IDR 17.187 trillion, or ¥132.3 billion, based on a price of IDR 8,921, or ¥69, per share. As a result, MUFG Bank’s equity interest in Bank Danamon increased to 40%, and MUFG Bank started to apply the equity method of accounting to its investment in Bank Danamon during the six months ended September 30, 2018.
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
As of the acquisition date, total assets acquired amounted to ¥1,728.5 billion, including loans of ¥1,086.6 billion and intangible assets of ¥146.9 billion, and total liabilities assumed amounted to ¥1,242.1 billion, including deposits of ¥915.1 billion. We also recorded goodwill of ¥254.3 billion in connection with our acquisition of Bank Danamon. For the fiscal year ended March 31, 2020, we recognized an impairment loss on the goodwill as further discussed in “Results of
Operations—Non-interest
Expenses—Impairment of goodwill” below and Notes 2 and 6 to our consolidated financial statements included elsewhere in this Annual Report.
Our investment in Bank Danamon is part of our strategic plan to expand our presence in Asia and Oceania and contribute to the economic growth in the region. The investment is expected to enable us to leverage our financial strength, relationships with Japan’s leading companies, and global network as well as our product and sectorial expertise to further enhance our growth strategy. In our capacity as a long-term shareholder, we aim to build on Bank Danamon’s established and respected brand franchise to foster synergies and enhance Bank Danamon’s position as a leading and prominent Indonesian bank that remains committed to delivering high quality services to its customers.

Bank Danamon, which was established in 1956, provides banking and financial products and services to consumer, small and medium enterprise, and corporate customers, with a network of approximately 900 offices in Indonesia.
Acquisition of Aviation Finance Division from DVB Bank
In November 2019, MUFG Bank completed its acquisition from DVB Bank SE in Germany of DVB Bank’s aviation finance lending portfolio of approximately
€
4.0 billion, or ¥480.0 billion, employees and related operating infrastructure, based on an agreement entered into among the two banks and BOT Lease Co., Ltd., a consolidated subsidiary of MUFG Bank, in March 2019. In connection with this agreement, MUFG Bank and BOT Lease agreed to purchase from DVB Bank its aviation investment management and asset management businesses. This transaction is expected to be closed in the first half of the fiscal year ending March 31 2021, subject to regulatory approvals and certain other conditions. Aviation finance is a key growth pillar for us and, through the acquisition, we aim to enhance our Global Corporate & Investment Banking Business platform in terms of higher returns, portfolio diversification and solution offering to our clients. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report.
Acquisition of Shares in Colonial First State Group Limited Subsidiaries and Rebranding of Acquired Business as First Sentier Investors
In August 2019, Mitsubishi UFJ Trust and Banking completed its acquisition of 100% of the shares in each of nine subsidiaries of Colonial First State Group Limited which collectively represent a global asset management business known as Colonial First State Global Asset Management, or CFSGAM, from Australian financial group Commonwealth Bank of Australia and its wholly owned subsidiary Colonial First State Group Limited for an aggregate purchase price of approximately AU$4.2 billion, or ¥312 billion, in cash. As a result of the acquisition, the nine subsidiaries became our consolidated subsidiaries. Total assets acquired amounted to ¥197.9 billion, including cash and bank deposits of ¥42.0 billion and intangible assets of ¥106.0 billion, and total liabilities assumed amounted to ¥68.5 billion, including accrued bonuses of ¥18.8 billion. We also recorded goodwill of ¥177.1 billion in connection with the acquisition. The purpose of this transaction is to enhance Mitsubishi UFJ Trust and Banking’s asset management capabilities and product competitiveness in the global asset management market. In September 2019, CFSGAM was rebranded as First Sentier Investors.
Agreement concerning Capital Transfer and Merger between Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities
In April 2019, Mitsubishi UFJ Morgan Stanley Securities and one of its subsidiaries, Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., or PB Securities, agreed on a merger whereby Mitsubishi UFJ Morgan Stanley Securities will be the surviving company. In connection with the planned merger, in October 2019, MUFG Bank transferred the shares it held representing 25% of the equity interest in PB Securities to Mitsubishi UFJ Morgan Stanley Securities, resulting in Mitsubishi UFJ Morgan Stanley Securities holding 100% of the equity interest in PB Securities. The merger has been postponed since the previous target completion date of June 1, 2020, and is currently scheduled to be completed on August 1, 2020, subject to changes in the circumstances including the impact of the
COVID-19
pandemic. Through the planned merger, Mitsubishi UFJ Morgan Stanley Securities aims to enhance its wealth management business.
Strategic Investment in
Grab Holdings Inc. in
Singapore
In February 2020, we entered into a strategic alliance agreement with Grab Holdings Inc., or Grab, which is headquartered in Singapore and provides on-demand
transport services, food and package delivery services, digital payments and financial services in Southeast Asia. Under the agreement, we will invest up to $706 million, or ¥78.3 billion, in Grab to jointly develop next generation custom-made financial services in Southeast Asia to promote financial inclusion in the region. While Grab is not expected to become our subsidiary or equity method investee with our investment in Grab in the agreed-upon maximum amount, Grab will confer “First Choice Bank” status on us and our Southeast Asian partner banks, such as Bank Danamon and Krungsri. We and Grab plan to co-develop
innovative financial products and services based on our combined customer insight to better cater to the financial needs of Grab’s users, driver-partners and merchant-partners as well as our customers.
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
Allowance for Credit Losses
The allowance for credit losses represents management’s best estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting guidance: (1) the guidance on contingencies requires that losses be accrued when they are probable of occurring and can be estimated, and (2) the guidance on accounting by creditors for impairment of a loan requires that losses be accrued based on the difference between the loan balance, on the one hand, and the present value of expected future cash flows discounted at the loan’s original effective interest rate, the fair value of collateral or the loan’s observable market value, on the other hand. We divide our loan portfolio into the following segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other—based on the segments used to determine the allowance for credit losses.
At March 31, 2020, we had ¥86,622.8 billion of loans in the Commercial segment and recorded an allowance for credit losses against these loans of ¥482.3 billion. We divide the Commercial segment into classes based on initial measurement attributes, risk characteristics, and our approach to monitoring and assessing credit risk. We determine the appropriate level of the allowance for credit losses for the Commercial segment by evaluating various factors and assumptions, such as the borrower’s internal credit rating and historical loss experience as well as adjustments to reflect existing economic conditions. We update these factors and assumptions on a regular basis and upon the occurrence of unexpected changes in the economic environment. Of the various factors and assumptions, the determination of the allowance for credit losses for the Commercial segment requires management to make significant judgements, due to the subjectivity and uncertainty associated with the determination of borrowers’ internal credit ratings which are highly dependent on the estimation of the borrowers’ performance and business sustainability in case the borrowers experience financial problems. Key elements relating to the policies and discipline used in determining the allowance for credit losses for the Commercial segment are our credit classification and the related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of allowance, we evaluate the probable loss by category of the loan based on its type and characteristics.
In addition, we recognized a qualitative reserve for loan losses, specific to the Commercial segment, as a result of the estimated impact that the
COVID-19
had on borrowers’ credit risk which has been incurred but did not appear on the individual borrower’s financials. The estimate included assumptions regarding which borrowers (certain industries and regions) have suffered significant impacts on their performance as a result of the
COVID-19.
Assumptions about the severity and duration of the
COVID-19
were also used to estimate the impact of the
COVID-19
on the borrowers.

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
On April 1, 2020, we adopted Accounting Standards Update
2016-13,
Measurement of Credit Losses on Financial Instruments. The new guidance replaces the incurred loss impairment methodology in current U.S. GAAP with the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. For more information on this guidance, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.
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
For further information, see Note 26 to our consolidated financial statements included elsewhere in this Annual Report and “Item 3.D. Key Information—Risk Factors—Operational Risk—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”
Business Developments
As part of our global strategies, we have executed multiple large-scale acquisitions, investments and capital alliances. We completed the acquisition of PT Bank Danamon Indonesia, Tbk. (“Danamon”) on April 29, 2019 and the acquisition of nine subsidiaries of Colonial First State Group Limited, which collectively, including their subsidiaries represent the global asset management business of Colonial First State Global Asset Management, on August 2, 2019, which were renamed First Sentier Investors (“FSI”) after the acquisition. We accounted for these acquisitions under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including Danamon’s relationships with agents of ¥79.6 billion and core deposit intangibles of ¥44.1 billion and FSI’s customer relationships of ¥100.9 billion, respectively. Management estimated the fair values of these intangible assets using the multi-period excess earnings method, which is a specific discounted cash flow method.
The estimation of the fair values of these intangible assets requires management to make significant judgements related to significant assumptions. For the Danamon’s relationships with agents, the significant assumptions included the growth rate of loan origination amounts reflecting market growth forecast, the attrition rate of the existing agents based on historical actual results, and the discount rate in which the risk that the future cash flow differ from the estimate is taken into consideration. The fair value of Danamon’s intangible assets of relationships with agents was determined, discounting expected cash flows based on excess earnings through the period for which relationships with existing agents was expected to continue. These cash flows were calculated using the growth rate of loan origination amounts reflecting forecast of motorcycle sales market in Indonesia and the attrition rate of existing agents based on historical actual results. The discount rate was determined based on cost of shareholders’ equity, considering risks of changes in relationship continuity, transaction size and profitability, relating to intangible assets, and risks involved in business scale. In addition, the fair value of Danamon’s core deposit intangibles was determined, discounting expected cash flows based on the effect of reduced funding cost through the period for which the deposit balance was expected to be kept. These cash flows were calculated using the assumptions, such as the attrition rate of depositors. For the FSI’s customer relationships, the significant assumptions included the growth rate of asset under management reflecting market growth forecast, the attrition rate of the existing customers based on historical actual results, and the discount rate in which the risk that the future cash flows differ from the estimate is taken into consideration. The fair value of FSI’s customer relationships was determined, discounting expected cash flows based on excess earnings through the period for which relationship with customers was expected to continue. These cash flows were calculated using the growth rate of assets under management reflecting expected market growth of investment objectives such as equity securities, debt securities, and infrastructures, and the attrition rate of existing customers based on historical actual results. The discount rate was determined based on cost of shareholders’ equity, considering business risks relating to intangible assets. Changes in these significant assumptions could have a significant impact on the fair value of these intangible assets.
Impairment on Goodwill
As part of our global strategies, we have executed multiple large-scale acquisitions, investments and capital alliances, and recorded goodwill resulting from these business combinations. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a process that compares the carrying amount of a reporting unit with its fair value. An impairment loss is recognized to the extent that the carrying amount of a reporting exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Our consolidated goodwill balance was ¥517.6 billion at March 31, 2020, which was allocated to our reporting units. The measurement of the fair value of the Danamon reporting unit was primarily based on a market approach, and was also corroborated by multiple valuation techniques. We determined that the carrying value of Danamon exceeded the fair value as of the measurement date, resulting in the impairment loss on goodwill of ¥241.4 billion for the fiscal year ended March 31, 2020. In addition, we determined the fair values of the MUFG Americas Holdings Corporation (“MUAH”) reporting units within the Global Commercial Banking Business Group segment and Global Corporate & Investment Banking Business Group segment (“MUAH reporting units”) using a combination of the income and the market approaches. The income approach determined the fair value of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the Capital Asset Pricing Model. The market approach incorporates comparable public company price to tangible book value and price to earnings multiples. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows based on forecasted future income. We determined that the carrying values of MUAH reporting units exceeded the fair values as of the measurement date, resulting in the impairment loss on goodwill of ¥80.3 billion for the fiscal year ended March 31, 2020.
The determination of the fair value of these reporting units requires management to make significant judgments related to significant assumptions due to the subjectively and uncertainty associated with the assumptions. The significant assumptions included the market capitalization to estimate the fair value of the Danamon reporting units, and the control premium considered in relation to market capitalization, for Danamon reporting unit and projected future operating cash flows based on forecasted future income in the income approach, for MUAH reporting units.
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
The following discussion relates to our operating results for the fiscal years ended March 31, 2019 and 2020. For the discussion on our operating results for the fiscal year ended March 31, 2018, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2018 and 2019, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019, filed with the SEC on July 10, 2019.
Results of Operations
The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions)
Interest income	¥3,813.4	¥3,927.1
Interest expense	1,518.0	1,684.3

Net interest income	2,295.4	2,242.8

Provision for (reversal of) credit losses	34.3	321.7
Non-interest income	1,595.2	1,875.8
Non-interest expense	2,985.5	3,363.6

Income before income tax expense	870.8	433.3
Income tax expense	133.2	114.6

Net income before attribution of noncontrolling interests	¥737.6	¥318.7
Net income (loss) attributable to noncontrolling interests	19.0	12.7

Net income attributable to Mitsubishi UFJ Financial Group	¥718.6	¥306.0

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2019 and 2020 are discussed in further detail below.

Net Interest Income
The following table is a summary of our interest rate spread, including the average balances of, and interest and average interest rates on, our assets and liabilities, for the fiscal years ended March 31, 2019 and 2020. Average balances are generally based on a daily average while a month-end
average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Fiscal years ended March 31,
	2019			2020
	Average balance	Interest income (expense)	Average rate	Average balance	Interest income (expense)	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥145,279.1	¥1,048.6	0.72%	¥145,258.9	¥998.4	0.69%
Foreign	96,128.3	2,764.8	2.88	101,024.8	2,928.7	2.90

Total	¥241,407.4	¥3,813.4	1.58%	¥246,283.7	¥3,927.1	1.59%

Financed by:
Interest-bearing liabilities:
Domestic	¥173,199.6	¥(504.2)	0.29%	¥172,878.9	¥(473.4)	0.27%
Foreign	61,443.6	(1,013.8)	1.65	65,982.7	(1,210.9)	1.84

Total	234,643.2	(1,518.0)	0.65	238,861.6	(1,684.3)	0.71
Non-interest-bearing liabilities	6,764.2		—	7,422.1		—

Total	¥241,407.4		0.63%	¥246,283.7		0.68%

Net interest income and interest rate spread		¥2,295.4	0.93%		¥2,242.8	0.88%
Net interest income as a percentage of total interest-earning assets			0.95%			0.91%
The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019:

	Fiscal Year Ended March 31, 2019 versus Fiscal Year Ended March 31, 2020
	Increase (decrease) due to changes in
	Volume (1)	Rate (1)	Net change
	(in millions)
Domestic	¥(3,478)	¥(15,969)	¥(19,447)
Foreign	35,026	(68,178)	(33,152)

Total	¥31,548	¥(84,147)	¥(52,599)

Note:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Net interest income decreased ¥52.6 billion to ¥2,242.8 billion for the fiscal year ended March 31, 2020 from ¥2,295.4 billion for the fiscal year ended March 31, 2019. This decrease was due to higher foreign interest expense, mainly reflecting higher average interest rates on, and higher average balance of, foreign deposits. This decrease was also attributable to lower domestic interest income, mainly reflecting lower interest rates on domestic loans. These negative impacts on net interest income were partially offset by an increase in foreign interest income, primarily reflecting higher interest rates on foreign loans. See “—Business Environment—Recent Developments and Prospects.”

Interest income increased ¥113.7 billion to ¥3,927.1 billion for the fiscal year ended March 31, 2020 from ¥3,813.4 billion for the previous fiscal year. Domestic interest income decreased ¥50.2 billion, mainly due to lower interest rates on domestic loans, reflecting the competitive downward pressure in the continued low interest rate environment in Japan. Foreign interest income increased ¥163.9 billion primarily due to higher interest rates on foreign loans and higher volumes of, and higher interest rates on, foreign money market transactions.
Interest expense increased ¥166.3 billion to ¥1,684.3 billion for the fiscal year ended March 31, 2020 from ¥1,518.0 billion for the previous fiscal year. Domestic interest expense decreased ¥30.8 billion mainly due to lower interest rates on call money, funds purchased, and payables under repurchase agreements and securities lending transactions, reflecting lower U.S dollar funding rates in Japan. Foreign interest expense increased ¥197.1 billion. The higher foreign interest expense was mainly due to higher interest rates on deposits and higher money market interest rates in the United States.
Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) decreased five basis point to 0.88% for the fiscal year ended March 31, 2020 from 0.93% for the previous fiscal year. Between the same periods, the average interest rate spread on domestic activities decreased one basis point to 0.42% from 0.43%, and the average interest rate spread on foreign activities decreased 17 basis points to 1.06% from 1.23%. The decrease in the average interest rate spread on domestic activities mainly reflected lower interest rates on loans, reflecting the competitive downward pressure in the continued low interest rate environment in Japan. The decrease in the average interest rate spread on foreign activities mainly reflected the declining gap between long-term interest rates and short-term interest rates.
The yield on
10-year
Japanese government bonds fluctuated between negative 0.286% and negative 0.009% during the six months ended September 30, 2019, but subsequently rose to around 0% towards December 31, 2019, declined again to negative 0.153% in February 2020, and rose back to around 0% towards March 31, 2020. During the previous fiscal year, the yield on such bonds fluctuated between negative 0.10% and positive 0.15%. In October 2019, the Bank of Japan decided to maintain its monetary policy, while slightly modifying its forward guidance to clarify that it expects short- and long-term interest rates to remain at their present or lower levels without specifying the duration of its guidance. As a result, long-term interest rates may fluctuate at lower levels or to greater degrees for an extended period, increasing uncertainty in the long-term interest rate market in Japan. In the United States, the FRB reduced the target range for the federal funds rate from between 2.25% and 2.50% to between 2.00% and 2.25% in July 2019, and to between 1.75% and 2.00% in September 2019, and further to between 1.50% and 1.75% in October 2019, and, in light of the
COVID-19
pandemic risks, further to between 0% to 0.25% in March 2020. See “—Business Environment.”
The average balance of interest-earning assets increased ¥4,876.3 billion to ¥246,283.7 billion for the fiscal year ended March 31, 2020 from ¥241,407.4 billion for the fiscal year ended March 31, 2019. The average balance of domestic interest-earning assets decreased ¥20.2 billion to ¥145,258.9 billion mainly due to a decrease in the average balance of our interest-earning deposits in other banks and loans, largely offset by increases in the average balance of our call loans, funds sold, and receivables under resale agreements and securities borrowing transactions as well as trading account assets. The average balance of foreign interest-earning assets increased ¥4,896.5 billion primarily due to increases in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions and trading account assets.
The average balance of interest-bearing liabilities increased ¥4,218.4 billion to ¥238,861.6 billion for the fiscal year ended March 31, 2020 from ¥234,643.2 billion for the fiscal year ended March 31, 2019. The average balance of domestic interest-bearing liabilities decreased ¥320.7 billion mainly due to a decrease in domestic deposits. The average balance of foreign interest-bearing liabilities increased ¥4,539.1 billion mainly due to an increase in foreign deposits and call money, funds purchased, and payables under repurchase agreements and securities lending transactions.

Our net interest income for each of the fiscal years ended March 31, 2020 was not materially affected by gains or losses resulting from interest rate and other derivative contracts. We use such derivative instruments to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under U.S. GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of Trading account profits—net. For a detailed discussion of our risk management activities, see “—A. Operating Results—Results of Operations—Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”
Provision for (reversal of) credit losses
Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
We recorded ¥321.7 billion of provision for credit losses for the fiscal year ended March 31, 2020, compared to ¥34.3 billion of provision for credit losses for the previous fiscal year. By segment, for the fiscal year ended March 31, 2020, ¥153.8 billion, ¥26.5 billion, ¥30.9 billion, ¥70.0 billion and ¥41.5 billion of provision for credit losses were recorded in the Commercial, Card, MUFG Americas Holdings, Krungsri and Other segments, respectively, while ¥1.0 billion of reversal of credit losses was recorded in the Residential segment. For the previous fiscal year, ¥43.9 billion and ¥4.5 billion of reversal of credit losses were recorded in the Commercial and Residential segments, respectively, while ¥23.9 billion, ¥9.3 billion and ¥49.5 billion of provision for credit losses were recorded in the Card, MUFG Americas Holdings and Krungsri segments, respectively.
The provision for credit losses recorded in the Commercial segment for the fiscal year ended March 31, 2020 mainly reflected, the financing provided to a domestic borrower in the services sector to facilitate the borrower’s restructuring efforts, and the deterioration in the business and financial performance of some large domestic borrowers in the manufacturing sector and some large foreign borrowers in the oil and gas sector and the electric power sector. The provision for credit losses for the Commercial segment also included ¥46.4 billion of qualitative reserves in light of the estimated impact that the
COVID-19
pandemic had on the credit risk of our borrowers. See Note 4 to our consolidated financial statements included elsewhere in this Annual Report.
The larger provision for credit losses in the Card segment for the fiscal year ended March 31, 2020 mainly reflected an increase in default borrowers who filed for bankruptcy as part of their debt workout efforts. The increase in provision for credit losses in the MUFG Americas Holdings segment for the fiscal year ended March 31, 2020 reflected the deteriorated in the financial condition of large borrowers in the electric power sector and the real estate rental sector as well as the growth in the unsecured consumer loan portfolio. The larger provision for credit losses in the Krungsri segment mainly reflected the expansion of the retail and consumer loan portfolio, particularly automobile loans.
The reversal of credit losses in the Residential segment for the fiscal year ended March 31, 2020 reflected our assessment that the credit quality of the portfolio remained substantially unchanged as the stable corporate environment in recent periods continued to have a positive impact on the financial condition of residential borrowers.
We recorded ¥90.4 billion of provision for credit losses for our domestic loan portfolio for the fiscal year ended March 31, 2020, compared to reversal of credit losses of ¥40.2 billion for the previous fiscal year. This reflected, the financing provided to the domestic borrower in the services sector to facilitate the borrower’s restructuring efforts, and the deteriorated business and financial condition of large domestic borrowers in the manufacturing sector in the Commercial segment. We recorded ¥231.3 billion of provision for credit losses for our foreign portfolio for the fiscal year ended March 31, 2020, compared to ¥74.5 billion of provision for credit losses for the previous fiscal year. The larger provision reflected, the deteriorated financial condition of some large foreign borrowers that belong to the foreign oil and gas sector and the foreign electric power sector in the Commercial and MUFG Americas Holdings segments, the expansion of the retail and consumer loan portfolio in the Krungsri segment, and newly extended loans to automobile purchasers and small and medium-sized enterprises as well as unsecured consumer loans in Bank Danamon, which became our consolidated subsidiary in April 2019, in the Other segment.
For more information, see “—Liquidity and Capital Resources—Financial Condition—Loan Portfolio.” See also “—Business Environment—Recent Developments and Prospects.”
Non-Interest
Income
The following table is a summary of our
non-interest
income for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions)
Fees and commissions income:
Fees and commissions on deposits	¥52.6	¥53.7
Fees and commissions on remittances and transfers	168.7	169.4
Fees and commissions on foreign trading business	73.2	66.0
Fees and commissions on credit card business	225.9	238.1
Fees and commissions on security-related services	233.4	221.5
Fees and commissions on administration and management services for investment funds	147.6	184.6
Trust fees	115.0	119.9
Guarantee fees	45.0	46.3
Insurance commissions	46.9	44.4
Fees and commissions on real estate business	45.2	49.8
Other fees and commissions	285.1	308.4

Total	1,438.6	1,502.1
Foreign exchange losses—net	(96.0)	(281.8)
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts	(24.0)	(159.0)
Net profits on trading account securities, excluding derivatives	192.9	924.4

Total	168.9	765.4
Investment securities gains (losses)—net:
Net gains on sales of available-for-sale debt securities	28.7	106.4
Impairment losses on available-for-sale debt securities	(0.6)	(1.6)
Net losses from marketable equity securities	(355.8)	(646.0)
Other	75.4	9.0

Total	(252.3)	(532.2)
Equity in earnings of equity method investees—net	209.7	282.7
Gains on sales of loans	22.7	10.0
Gain on remeasurement of previously held equity method investment (1)	—	41.2
Other non-interest income	103.6	88.4

Total non-interest income	¥1,595.2	¥1,875.8

Note:
(1)	Represents profits recognized in connection with our acquisition of Bank Danamon. See Note 2 to our consolidated financial statements included elsewhere in this Report.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Non-interest
income increased ¥280.6 billion to ¥1,875.8 billion for the fiscal year ended March 31, 2020 from ¥1,595.2 billion for the fiscal year ended March 31, 2019. This increase was mainly attributable to an increase in trading account profits, partially offset by net investment securities losses and net foreign exchange losses. See “—Business Environment—Recent Developments and Prospects.”
Fees and commissions income
Fees and commissions income increased ¥63.5 billion to ¥1,502.1 billion for the fiscal year ended March 31, 2020 from ¥1,438.6 billion for the fiscal year ended March 31, 2019. This increase was primarily due to an increase in fees and commissions on administration and management services for investment funds mainly due to higher fees from asset management services, reflecting the consolidation of First Sentier Investors as well as an increase in the volume of investment products held by domestic corporate investors. The increase was also attributable to an increase in other fees and commissions, reflecting the consolidation of Bank Danamon, as well as an increase in in fees and commissions on credit card business, reflecting an increase in payment processing fees and an increase in credit card issuance fees as credit card use grew in Japan. These increases were partially offset by a decrease in fees and commissions on securities-related services mainly due to lower volumes of selling and buying transactions by retail customers.
Net foreign exchange gains (losses)
The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions)
Foreign exchange losses—net:
Net foreign exchange losses on derivative contracts	¥(354.4)	¥(434.1)
Net foreign exchange gains on other than derivative contracts	71.8	748.3
Net foreign exchange gains (losses) related to the fair value option	186.6	(596.0)

Total	¥(96.0)	¥(281.8)

Net foreign exchange losses for the fiscal year ended March 31, 2020 were ¥281.8 billion, compared to net losses of ¥96.0 billion for the fiscal year ended March 31, 2019. This was mainly due to larger net foreign exchange losses on foreign currency-denominated trading account securities, such as U.S. Treasury bonds, under the fair value option as the Japanese yen appreciated against the U.S. dollar from ¥110.99 to the U.S. dollar as of March 31, 2019 to ¥108.83 to the U.S. dollar as of March 31, 2020, while the Japanese yen depreciated against the U.S. dollar during the previous fiscal year resulting in net foreign exchange gains on U.S. dollar-denominated trading account securities under the fair value option. The larger total net foreign exchange losses also resulted from larger net foreign exchange losses on derivative contracts mainly due to the lower mark to market valuation on currency swaps entered into in connection with our U.S. dollar funding. These losses were largely offset by an increase in net foreign exchange gains on other than derivative contracts, reflecting the positive impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of monetary liabilities of our commercial banking subsidiaries as the Japanese yen appreciated against other major currencies on a spot rate basis between March 31, 2019 and March 31, 2020.

Net trading account profits
(losses)
The following table sets forth the details of our trading account profits and losses for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥5.6	¥(173.2)
Equity contracts	80.1	29.8
Commodity contracts	0.3	—
Credit derivatives	(39.8)	14.9
Other	(70.2)	(30.5)

Total	¥(24.0)	¥(159.0)

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥(16.0)	¥86.6
Trading account securities under the fair value option	208.9	837.8

Total	¥192.9	¥924.4

Total	¥168.9	¥765.4

Net trading account profits were ¥765.4 billion for the fiscal year ended March 31, 2020, compared to net profits of ¥168.9 billion for the fiscal year ended March 31, 2019. This improvement was mainly due to an increase in net profits on trading account securities, excluding derivatives, resulting mainly from an increase in net profits on trading account securities under the fair value option, particularly U.S. Treasury bonds, as long-term interest rates declined in the United States during the fiscal year ended March 31, 2020. The yield on
10-year
U.S. Treasury bonds declined to around 0.6% as of March 31, 2020 from around 2.4% as of March 31, 2019.
The improvement in net profits on trading account securities, excluding derivatives, was partially offset by larger net losses on interest rate and other derivative contracts, which primarily reflected ¥173.2 billion of net losses on interest rate contracts for the fiscal year ended March 31, 2020, compared to ¥5.6 billion of net profits on such contracts for the fiscal year ended March 31, 2019 mainly due to fluctuations in interest rates particularly in the United States towards March 31, 2020.
Net investment securities gains (losses)
Net investment securities losses were ¥532.2 billion for the fiscal year ended March 31, 2020, compared to net losses of ¥252.3 billion for the fiscal year ended March 31, 2019. This was mainly due to ¥646.0 billion of net losses from marketable equity securities, reflecting a decline in stock prices towards March 31, 2020 in Japan.
Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the fiscal year ended March 31, 2020 was ¥282.7 billion, compared to ¥209.7 billion for the previous fiscal year, reflecting higher earnings of our equity method investees, including Morgan Stanley.

Non-Interest
Expense
The following table shows a summary of our
non-interest
expense for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions)
Salaries and employee benefits	¥1,175.4	¥1,242.6
Occupancy expenses—net	179.8	182.9
Fees and commissions expenses	313.7	332.0
Outsourcing expenses, including data processing	275.1	303.6
Depreciation of premises and equipment	98.9	113.5
Amortization of intangible assets	235.1	237.3
Impairment of intangible assets	118.1	3.7
Insurance premiums, including deposit insurance	93.8	98.4
Communications	59.2	60.0
Taxes and public charges	95.4	100.2
Impairment of goodwill	—	383.8
Provision for (reversal of) off-balance sheet credit instruments	38.5	(62.3)
Other non-interest expenses	302.5	367.9

Total non-interest expense	¥2,985.5	¥3,363.6

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Non-interest
expense increased ¥378.1 billion to ¥3,363.6 billion for the fiscal year ended March 31, 2020 from ¥2,985.5 billion for the previous fiscal year. Major factors affecting this increase are discussed below. See “—Business Environment—Recent Developments and Prospects.”
Salaries and employee benefits
Salaries and employee benefits increased ¥67.2 billion to ¥1,242.6 billion for the fiscal year ended March 31, 2020. The increase was due to an increase in overseas salaries and employee benefits, mainly reflecting the impact of the consolidation of Bank Danamon.
Impairment of intangible assets
Impairment of intangible assets decreased ¥114.4 billion to ¥3.7 billion. This was primarily attributable to ¥116.1 billion of impairment losses on system integration-related assets of Mitsubishi UFJ NICOS recorded in the previous fiscal year, as we fundamentally revised our system integration plan, comprehensively taking into account the scale of, the complexity of, and the degree of difficulty in, developing the system and responding to rapid changes in payments market in an appropriate manner.
Impairment of goodwill
We recognized ¥383.8 billion of impairment loss on goodwill for the fiscal year ended March 31, 2020. Of this amount, the impairment loss recorded in connection with our investment in Bank Danamon was ¥241.4 billion. In light of Bank Danamon’s publicly traded stock price in comparison to the per-share
purchase price for Bank Danamon and considering other factors, we performed a quantitative goodwill impairment test, as a result of which we concluded that the fair value of Bank Danamon as a reporting unit had fallen below its carrying amount. The measurement of the fair value of the reporting unit was primarily based on a market approach and was corroborated by multiple valuation techniques. The amount of the recognized impairment loss represented all of the goodwill recorded in connection with our acquisition of Bank Danamon. See Notes 2 and 6 to our consolidated financial statements included elsewhere in this Annual Report.

We also recognized ¥80.3 billion of impairment loss relating to MUFG Americas Holdings for the fiscal year ended March 31, 2020. Due to the decline in interest rates and weaker business prospects than previously forecasted, our previous cash flow projections for certain reporting units relating to MUFG Americas Holdings were revised downward. As a result of our quantitative goodwill impairment test, we concluded that the fair values of these reporting units, measured on December 31, 2019, were below the carrying amounts of such reporting units. We measured the fair values of the reporting units using a combination of the income and market approaches.
We consolidate MUFG Americas Holdings based on financial information for the fiscal year ended December 31 as this date and our fiscal year which ended on March 31 have been treated as coterminous. For the fiscal year ended March 31, 2020, the effect of recording a goodwill impairment as an intervening event primarily due to the economic environment triggered by COVID-19 pandemic for the three-month period ended March 31, 2020 would have been approximately ¥80 billion to ¥110 billion. This intervening event occurring during the three-month period ended March 31, 2020, if recorded, would not have had a substantial and permanent effects on consolidated total assets, net income or total equity as of March 31, 2020, and therefore, the intervening event was not recognized for the fiscal year ended March 31, 2020. See Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report.
We recognized ¥62.2 billion of impairment loss relating to Krungsri for the fiscal year ended March 31, 2020. As Thailand’s economy slowed down, Krungsri’s stock price declined. As a result our quantitative goodwill impairment test, we concluded that the fair value of Krungsri as a reporting unit, measured on December 31, 2019, had fallen below its carrying amount. We measured the fair value of the reporting unit primarily based on the market approach as corroborated by multiple valuation techniques.
Provision for (reversal of) off-balance sheet credit instruments
We recognized ¥62.3 billion of reversal of off-balance sheet credit instruments for the fiscal year ended March 31, 2020, compared to ¥38.5 billion of provision for off-balance sheet credit instruments for the previous fiscal year, mainly due to reversal reported in our commercial banking subsidiaries.
We consolidate certain foreign subsidiaries based on financial information for the fiscal year ended December 31 as this date and our fiscal year which ended on March 31 have been treated as coterminous. For the fiscal year ended March 31, 2020, the effect of recording a provision for credit losses and a provision for off-balance
sheet credit instruments, including commitments to extend credit, financial guarantees and standby letters of credit as an intervening event primarily due to the economic environment triggered by COVID-19 pandemic for the three-month period ended March 31 2020 would have been approximately ¥84 billion and would have resulted in a decrease of ¥58 billion to net income attributable to Mitsubishi UFJ Financial Group. This intervening event occurring during the three-month period ended March 31, 2020, if recorded, would not have had a substantial and permanent effects on consolidated total assets, net income or total equity as of March 31, 2020, and therefore, the intervening event was not recognized for the fiscal year ended March 31, 2020. See Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report.
On April 1, 2020, we adopted Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments. The new guidance replaces the incurred loss impairment methodology in current U.S. GAAP with the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. As a result, considering the COVID-19 pandemic and macroeconomic variables under the circumstances, our allowance for credit losses and our allowance for off-balance sheet credit instruments increased an aggregate of approximately ¥380 billion to ¥450 billion as of the opening balance sheet date. For more information on this guidance, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Income Tax Expense
The following table shows a summary of our income tax expense for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions, except percentages)
Income before income tax expense	¥870.8	¥433.2
Income tax expense	133.2	114.5
Effective income tax rate	15.3%	26.4%
Combined normal effective statutory tax rate	30.6%	30.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2019 and 2020 are summarized as follows:

	Fiscal years ended March 31,
	2019	2020
Combined normal effective statutory tax rate	30.6%	30.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.5	1.2
Impairment of goodwill	—	26.1
Foreign tax credit and payments	(3.3)	(9.2)
Lower tax rates applicable to income of subsidiaries	(2.5)	(3.2)
Change in valuation allowance	(1.4)	7.9
Realization of previously unrecognized tax effects of subsidiaries	—	(19.8)
Nontaxable dividends received	(9.1)	(15.6)
Undistributed earnings of subsidiaries	0.6	3.6
Tax and interest expense for uncertainty in income taxes	0.6	0.0
Noncontrolling interest income (loss)	0.2	(0.1)
Effect of changes in tax laws	0.0	—
Expiration of loss carryforward	0.1	1.9
Other—net	(1.0)	3.0

Effective income tax rate	15.3%	26.4%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for each of the fiscal years ended March 31, 2019 and 2020. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
Fiscal Year Ended March 31, 2020
The effective income tax rate for the fiscal year ended March 31, 2020 was 26.4%, which was 4.2 percentage points lower than the combined normal effective statutory rate of 30.6%. This was primarily due to the sale of a wholly owned subsidiary, as a result of which we recognized tax benefits from temporary differences not previously recognized as part of deferred tax assets, decreasing our income tax expense by ¥85.6 billion and our effective income tax rate by 19.8 percentage points for the fiscal year ended March 31, 2020. Another factor contributing to the lower effective income tax rate was our receipt of nontaxable dividends, which resulted in a decrease of ¥67.6 billion in income tax expense and a decrease of 15.6 percentage points in the effective income tax rate for the fiscal year ended March 31, 2020. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. These impact were partially offset by an increase of 26.1 percentage points in the effective income tax rate resulting from recognition of the goodwill impairment loss discussed above, which had the effect of decreasing our income before income tax expense under U.S. GAAP by ¥113.1 billion for the fiscal year ended March 31, 2020, since such loss was not deductible in computing our taxable income under Japanese tax law.
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
Net income (loss) attributable to noncontrolling interests
Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
We recorded ¥12.7 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2020, compared to ¥19.0 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected decrease in net income of Mitsubishi UFJ Morgan Stanley Securities.
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
The following is a brief explanation of our business segments for the fiscal year ended March 31, 2020:
Retail & Commercial Banking Business Group
—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized
enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate & Investment Banking Business Group
—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies.
Global Corporate & Investment Banking Business Group
—Covers the corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese
large corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Commercial Banking Business Group
—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. Starting in the current fiscal year ended March 31, 2020, this business group also covers Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized
enterprise, and corporate customers across the Asia-Pacific region.
Asset Management & Investor Services Business Group
—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. Starting in the current fiscal year ended March 31, 2020, this business group also covers First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers.
Global Markets Business Group
—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Other
—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments was also reflected in Other.
We made modifications to our internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2019. Major rule changes are (i) reallocation of certain overseas Japanese corporates business in MUFG Americas Holdings previously included in the Global Commercial Banking Business Group into the Japanese Corporate & Investment Banking Business Group due to refinement of the business segment definition, (ii) reallocation of operating expenses among the Business Groups based on cost drivers due to refinement of the business segment definition, and (iii) allocation of adjustments related to the derivative counterparty risk previously included in Other to the Customer Business Groups and the Global Markets Business Group that held the derivative assets. These modifications had the following impact for the fiscal years ended March 31, 2018 and 2019:
•	increasing the operating profits of the Global Corporate & Investment Banking Business Group by ¥1.8 billion, the Global Markets Business Group by ¥6.3 billion, and Other by ¥29.7 billion for the fiscal year ended March 31, 2018,

•	reducing the operating profits of the Retail & Commercial Banking Business Group by ¥0.5 billion, the Japanese Corporate & Investment Banking Business Group by ¥18.6 billion, and the Global Commercial Banking Business Group by ¥18.7 billion for the fiscal year ended March 31, 2018,

•	increasing the operating profits of the Retail & Commercial Banking Business Group by ¥1.9 billion, the Global Markets Business Group by ¥5.1 billion, and Other by ¥30.6 billion for the fiscal year ended March 31, 2019, and

•	reducing the operating profits of the Global Corporate & Investment Banking Business Group by ¥10.4 billion, the Japanese Corporate & Investment Banking Business Group by ¥13.8 billion, and the Global Commercial Banking Business Group by ¥13.4 billion for the fiscal year ended March 31, 2019.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2018, 2019 and 2020.
For further information, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.
The following tables set forth our business segment information for the fiscal years ended March 31, 2018, 2019 and 2020:

	Customer Business
Fiscal year ended March 31, 2018	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,582.5	¥523.2	¥364.3	¥652.8	¥190.4	¥3,313.2	¥574.5	¥30.4	¥3,918.1
BK and TB (1) :	781.6	433.0	236.9	(3.3)	83.8	1,532.0	369.3	128.6	2,029.9
Net interest income	463.4	148.9	92.1	(3.3)	—	701.1	235.1	183.5	1,119.7
Net fees	246.4	225.1	146.8	—	83.8	702.1	(12.0)	(22.9)	667.2
Other	71.8	59.0	(2.0)	—	—	128.8	146.2	(32.0)	243.0
Other than BK and TB	800.9	90.2	127.4	656.1	106.6	1,781.2	205.2	(98.2)	1,888.2
Operating expenses	1,226.3	314.8	226.7	468.8	119.4	2,356.0	228.7	132.8	2,717.5

Operating profit (loss)	¥356.2	¥208.4	¥137.6	¥184.0	¥71.0	¥957.2	¥345.8	¥(102.4)	¥1,200.6

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2019	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,522.0	¥545.2	¥383.8	¥690.5	¥203.0	¥3,344.5	¥479.8	¥(11.9)	¥3,812.4
BK and TB (1) :	737.1	415.0	254.0	(1.3)	93.2	1,498.0	303.9	59.1	1,861.0
Net interest income	457.2	150.2	110.9	(1.3)	—	717.0	227.8	200.4	1,145.2
Net fees	243.8	210.3	142.4	—	93.2	689.7	(13.9)	(54.9)	620.9
Other	36.1	54.5	0.7	—	—	91.3	90.0	(86.4)	94.9
Other than BK and TB	784.9	130.2	129.8	691.8	109.8	1,846.5	175.9	(71.0)	1,951.4
Operating expenses	1,221.3	309.3	241.5	483.5	124.6	2,380.2	223.5	136.4	2,740.1

Operating profit (loss)	¥300.7	¥235.9	¥142.3	¥207.0	¥78.4	¥964.3	¥256.3	¥(148.3)	¥1,072.3

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2020	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,501.6	¥551.1	¥376.8	¥804.6	¥243.0	¥3,477.1	¥575.2	¥15.7	¥4,068.0
BK and TB (1) :	721.1	420.7	270.5	0.1	94.6	1,507.0	358.4	12.7	1,878.1
Net interest income	439.0	164.2	115.2	0.9	2.5	721.8	123.1	85.4	930.3
Net fees	248.0	205.0	137.6	—	92.2	682.8	(12.6)	(64.8)	605.4
Other	34.1	51.5	17.7	(0.8)	(0.1)	102.4	247.9	(7.9)	342.4
Other than BK and TB	780.5	130.4	106.3	804.5	148.4	1,970.1	216.8	3.0	2,189.9
Operating expenses	1,203.0	315.8	247.8	571.8	171.7	2,510.1	232.2	150.7	2,893.0

Operating profit (loss)	¥298.6	¥235.3	¥129.0	¥232.8	¥71.3	¥967.0	¥343.0	¥(135.0)	¥1,175.0

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Retail & Commercial Banking Business Group
Net revenue of the Retail & Commercial Banking Business Group decreased ¥20.4 billion to ¥1,501.6 billion for the fiscal year ended March 31, 2020 from ¥1,522.0 billion for the fiscal year ended March 31, 2019. The Retail & Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement, consumer financing, real estate and stock transfer services for Japanese domestic individual and small to medium-sized
corporate customers. The decrease in net revenue was mainly due to a decrease in net interest income due to lower interest rate spreads on domestic loans due to competitive downward pressure on interest rates on such loans in the continued low interest rate environment in Japan. The decrease in net revenue was also attributable to a decrease in investment products sales reflecting weaker retail customer demand for investment products under unfavorable market conditions. These decreases were partially offset by higher payment processing fees from the credit card business and higher fees from the consumer finance business as credit card use and consumer lending grew in Japan.
Operating expenses of the Retail & Commercial Banking Business Group decreased ¥18.3 billion to ¥1,203.0 billion for the fiscal year ended March 31, 2020 from ¥1,221.3 billion for the fiscal year ended March 31, 2019. The decrease primarily resulted from our cost reduction measures, partially offset by higher expenses relating to the “Channel Strategy and Business Process
Re-engineering”
project pursuant to our current medium-term business plan and the system integration for our consumer finance business.
As a result, operating profit of the Retail & Commercial Banking Business Group decreased ¥2.1 billion to ¥298.6 billion for the fiscal year ended March 31, 2020 from ¥300.7 billion for the fiscal year ended March 31, 2019.
Japanese Corporate & Investment Banking Business Group
Net revenue of the Japanese Corporate & Investment Banking Business Group increased ¥5.9 billion to ¥551.1 billion for the fiscal year ended March 31, 2020 from ¥545.2 billion for the fiscal year ended March 31, 2019. The Japanese Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers. The increase in net revenue was mainly due to higher net interest income from both Japanese
yen-denominated
loans and foreign currency-denominated loans to large Japanese corporate customers, reflecting higher interest rate spreads on such loans.
Operating expenses of the Japanese Corporate & Investment Banking Business Group increased ¥6.5 billion to ¥315.8 billion for the fiscal year ended March 31, 2020 from ¥309.3 billion for the fiscal year ended March 31, 2019. The increase mainly reflected higher expenses for financial regulatory compliance purposes in Europe and our investment to enhance the information system platform in the Asia and Oceania region.
As a result, operating profit of the Japanese Corporate & Investment Banking Business Group decreased ¥0.6 billion to ¥235.3 billion for the fiscal year ended March 31, 2020 from ¥235.9 billion for the fiscal year ended March 31, 2019.
Global Corporate & Investment Banking Business Group
Net revenue of the Global Corporate & Investment Banking Business Group decreased ¥7.0 billion to ¥376.8 billion for the fiscal year ended March 31, 2020 from ¥383.8 billion for the fiscal year ended March 31, 2019. The Global Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions for large non-Japanese
corporate and institutional customers outside Japan. The decrease in net revenue was mainly attributable to a decrease in the translated Japanese yen value of foreign currency-denominated revenues reflecting the negative impact of the appreciation of the Japanese yen against other major currencies on a spot rate basis between March 31, 2019 and 2020 as well as losses on sales of high yield bonds in our securities business. These negative impacts more than offset the positive impact of the closings of several large financing deals in the Americas and the Asia and Oceania region as well as higher net interest income from foreign loans reflecting higher interest rate spreads on such loans due in part to our efforts to reduce assets that were not generating sufficient profits.
Operating expenses of the Global Corporate & Investment Banking Business Group increased ¥6.3 billion to ¥247.8 billion for the fiscal year ended March 31, 2020 from ¥241.5 billion for the fiscal year ended March 31, 2019. The increase was mainly attributable to the one-time
cost for our acquisition from DVB Bank SE in Germany of DVB Bank’s aviation finance lending portfolio.
As a result, operating profit of the Global Corporate & Investment Banking Business Group decreased ¥13.3 billion to ¥129.0 billion for the fiscal year ended March 31, 2020 from ¥142.3 billion for the fiscal year ended March 31, 2019.
Global Commercial Banking Business Group
Net revenue of the Global Commercial Banking Business Group increased ¥114.1 billion to ¥804.6 billion for the fiscal year ended March 31, 2020 from ¥690.5 billion for the fiscal year ended March 31, 2019. The Global Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized
corporate customers of MUFG Union Bank, Krungsri and Bank Danamon. The increase in net revenue was mainly due to the consolidation of Bank Danamon and higher net interest income reflecting an increase in Krungsri’s loan portfolio. The increase in net revenue was partially offset by lower net interest income in MUFG Union Bank mainly reflecting declines in interest rates in the United States.
Operating expenses of the Global Commercial Banking Business Group increased ¥88.3 billion to ¥571.8 billion for the fiscal year ended March 31, 2020 from ¥483.5 billion for the fiscal year ended March 31, 2019. The increase was mainly attributable to the consolidation of Bank Danamon and an increase in expenses in Krungsri primarily reflecting larger volumes of business. The increase in operating expenses was also attributable to an increase in expenses for IT system development projects in the United States.

As a result, operating profit of the Global Commercial Banking Business Group increased ¥25.8 billion to ¥232.8billion for the fiscal year ended March 31, 2020 from ¥207.0 billion for the fiscal year ended March 31, 2019.
Asset Management & Investor Services Business Group
Net revenue of the Asset Management & Investor Services Business Group increased ¥40.0 billion to ¥243.0 billion for the fiscal year ended March 31, 2020 from ¥203.0 billion for the fiscal year ended March 31, 2019. The Asset Management & Investor Services Business Group’s net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The increase in net revenue was primarily attributable to higher fees from asset management services reflecting the consolidation of First Sentier Investors as well as an increase in investment products sales to domestic corporate investors. The increase in net revenue was also attributable to higher fees from investor services both in and outside Japan mainly because we expanded our offerings of bundled services, including fund financing, to global fund customers.
Operating expenses of the Asset Management & Investor Services Business Group increased ¥47.1 billion to ¥171.7 billion for the fiscal year ended March 31, 2020 from ¥124.6 billion for the fiscal year ended March 31, 2019. The increase was mainly attributable to the one-time
cost for our acquisition of First Sentier Investors as well as higher cost commensurate with business volume growth.
As a result, operating profit of the Asset Management & Investor Services Business Group decreased ¥7.1 billion to ¥71.3 billion for the fiscal year ended March 31, 2020 from ¥78.4 billion for the fiscal year ended March 31, 2019.
Global Markets Business Group
Net revenue of the Global Markets Business Group increased ¥95.4 billion to ¥575.2 billion for the fiscal year ended March 31, 2020 from ¥479.8 billion for the fiscal year ended March 31, 2019. This was mainly due to higher net revenue from our overseas sales and trading business as we continued to work to improve our business model to better capture customer business opportunities abroad to increase volume as well as higher net revenue from our asset and liability management operations particularly reflecting our effort to deal with the declining interest rate environment. These increases in net revenue were partially offset by a decrease in net interest income reflecting tighter interest rate spreads between long-term and short-term interest rates in the United States.
Operating expenses of the Global Markets Business Group increased ¥8.7 billion to ¥232.2 billion for the fiscal year ended March 31, 2020 from ¥223.5 billion for the fiscal year ended March 31, 2019. This increase primarily reflected the amortization cost for IT system development projects and the cost for our business model improvement measures.
As a result, operating profit of the Global Markets Business Group increased ¥86.7 billion to ¥343.0 billion for the fiscal year ended March 31, 2020 from ¥256.3 billion for the fiscal year ended March 31, 2019.
Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018
Retail & Commercial Banking Business Group
Net revenue of the Retail & Commercial Banking Business Group decreased ¥60.5 billion to ¥1,522.0 billion for the fiscal year ended March 31, 2019 from ¥1,582.5 billion for the fiscal year ended March 31, 2018. The Retail & Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement, consumer financing, real estate and stock transfer services for Japanese domestic individual and small to medium-sized
corporate customers. The decrease in net revenue was mainly due to a decrease in investment products sales reflecting weaker retail customer demand for investment products under unfavorable market conditions. The decrease was partially offset by higher payment processing fees from the credit card business and higher fees from the consumer finance business as credit card use and consumer lending grew in Japan.
Operating expenses of the Retail & Commercial Banking Business Group decreased ¥5.0 billion to ¥1,221.3 billion for the fiscal year ended March 31, 2019 from ¥1,226.3 billion for the fiscal year ended March 31, 2018. The decrease primarily resulted from our cost reduction measures, partially offset by higher expenses relating to the “Channel Strategy and Business Process
Re-engineering”
project pursuant to our current medium-term business plan and the system integration for our consumer finance business.
As a result, operating profit of the Retail & Commercial Banking Business Group decreased ¥55.5 billion to ¥300.7 billion for the fiscal year ended March 31, 2019 from ¥356.2 billion for the fiscal year ended March 31, 2018.
Japanese Corporate & Investment Banking Business Group
Net revenue of the Japanese Corporate & Investment Banking Business Group increased ¥23.0 billion to ¥545.2 billion for the fiscal year ended March 31, 2019 from ¥523.2 billion for the fiscal year ended March 31, 2018. The Japanese Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers. The increase in net revenue was mainly due to higher net interest income from foreign currency-denominated loans and deposits reflecting higher interest rate spreads on such loans and deposits and larger balances of such deposits as well as higher fees and commissions from the investment banking business relating to M&A and IPO transactions.
Operating expenses of the Japanese Corporate & Investment Banking Business Group decreased ¥5.5 billion to ¥309.3 billion for the fiscal year ended March 31, 2019 from ¥314.8 billion for the fiscal year ended March 31, 2018. The decrease mainly reflected the results of our cost reduction measures.
As a result, operating profit of the Japanese Corporate & Investment Banking Business Group increased ¥27.5 billion to ¥235.9 billion for the fiscal year ended March 31, 2019 from ¥208.4 billion for the fiscal year ended March 31, 2018.
Global Corporate & Investment Banking Business Group
Net revenue of the Global Corporate & Investment Banking Business Group increased ¥19.5 billion to ¥383.8 billion for the fiscal year ended March 31, 2019 from ¥364.3 billion for the fiscal year ended March 31, 2018. The Global Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions for large non-Japanese
corporate and institutional customers outside Japan. The increase in net revenue was mainly attributable to larger balances of loans and a decline in foreign currency-denominated mid-
to long term funding costs as well as the closings of several large event-driven financing deals in the Americas and the Asia and Oceania region.
Operating expenses of the Global Corporate & Investment Banking Business Group increased ¥14.8 billion to ¥241.5 billion for the fiscal year ended March 31, 2019 from ¥226.7 billion for the fiscal year ended March 31, 2018. The increase was mainly attributable to higher expenses for system development and global financial regulatory compliance purposes.
As a result, operating profit of the Global Corporate & Investment Banking Business Group increased ¥4.7 billion to ¥142.3 billion for the fiscal year ended March 31, 2019 from ¥137.6 billion for the fiscal year ended March 31, 2018.

Global Commercial Banking Business Group
Net revenue of the Global Commercial Banking Business Group increased ¥37.7 billion to ¥690.5 billion for the fiscal year ended March 31, 2019 from ¥652.8 billion for the fiscal year ended March 31, 2018. The Global Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized
corporate customers of MUFG Union Bank and Krungsri. The increase in net revenue was mainly due to higher net interest income reflecting an increase in Krungsri’s automobile loan portfolio. The increase in net revenue was also attributable to higher net interest income in MUFG Union Bank mainly reflecting an increase in its retail loan portfolio.
Operating expenses of the Global Commercial Banking Business Group increased ¥14.7 billion to ¥483.5 billion for the fiscal year ended March 31, 2019 from ¥468.8 billion for the fiscal year ended March 31, 2018. The increase was mainly attributable to an increase in expenses in Krungsri primarily reflecting larger volumes of business. The increase in operating expenses was also attributable to an increase in expenses for IT system development projects in the United States.
As a result, operating profit of the Global Commercial Banking Business Group increased ¥23.0 billion to ¥207.0 billion for the fiscal year ended March 31, 2019 from ¥184.0 billion for the fiscal year ended March 31, 2018.
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
Global Markets Business Group
Net revenue of the Global Markets Business Group decreased ¥94.7 billion to ¥479.8 billion for the fiscal year ended March 31, 2019 from ¥574.5 billion for the fiscal year ended March 31, 2018. This was mainly due to lower net revenue from the asset and liability management operations, primarily reflecting tighter spreads between long-term and short-term interest rates in the United States as well as lower realized gains on sales of Japanese government bonds. In the fiscal year ended March 31, 2018, we recorded relatively higher realized gains on sales of Japanese government bonds executed in larger volumes in anticipation of greater fluctuations in interest rates in Japan. The decrease in net revenue was also attributable to a decline in customer business reflecting lower volatility in the bond and equity markets.
Operating expenses of the Global Markets Business Group decreased ¥5.2 billion to ¥223.5 billion for the fiscal year ended March 31, 2019 from ¥228.7 billion for the fiscal year ended March 31, 2018. This decrease primarily reflected the results of our cost reduction measures, partially offset by an increase in expenses for financial regulatory compliance purposes.
As a result, operating profit of the Global Markets Business Group decreased ¥89.5 billion to ¥256.3 billion for the fiscal year ended March 31, 2019 from ¥345.8 billion for the fiscal year ended March 31, 2018.
Geographic Segment Analysis
The table below sets forth our total revenue, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2019 and 2020. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. In general, we have allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by our foreign operations to the relevant foreign geographical areas. Certain charges, such as most impairment charges on goodwill, are recognized as domestic expenses. For further information, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2019	2020
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥1,886.4	¥1,596.8

Foreign:
United States of America	1,637.6	2,224.0
Europe	222.3	89.4
Asia/Oceania excluding Japan	1,157.9	1,326.4
Other areas (1)	504.4	566.2

Total foreign	3,522.2	4,206.0

Total	¥5,408.6	¥5,802.8

Income (loss) before income tax expense (benefit):
Domestic	¥(317.7)	¥(969.1)

Foreign:
United States of America	624.6	1,172.8
Europe	48.3	(129.2)
Asia/Oceania excluding Japan	265.2	152.2
Other areas (1)	250.4	206.6

Total foreign	1,188.5	1,402.4

Total	¥870.8	¥433.3

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥(345.1)	¥(1,001.5)

Foreign:
United States of America	573.7	1,114.0
Europe	50.9	(140.4)
Asia/Oceania excluding Japan	214.5	142.6
Other areas (1)	224.6	191.3

Total foreign	1,063.7	1,307.5

Total	¥718.6	¥306.0

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Domestic net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2020 was ¥1,001.5 billion, compared to net loss of ¥345.1 billion for the fiscal year ended March 31, 2019. This was mainly attributable to larger investment securities losses and the impairment losses on goodwill relating to Bank Danamon, MUFG Americas Holdings and Krungsri.
Foreign net income attributable to Mitsubishi UFJ Financial Group increased ¥243.8 billion to ¥1,307.5 billion for the fiscal year ended March 31, 2020 from ¥1,063.7 billion for the fiscal year ended March 31, 2019. The increase in foreign net income was mainly due to higher trading account profits, reflecting net profits from trading account securities under the fair value option in the United States.
Effect of Change in Exchange Rates on Foreign Currency Translation
Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
The average exchange rate for the fiscal year ended March 31, 2020 was ¥108.74 per U.S.$1.00, compared to the average exchange rate of ¥110.91 per U.S.$1.00 for the previous fiscal year. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2019 was ¥109.05 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2018 of ¥110.43 per U.S.$1.00.
The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of decreasing total revenue by ¥91.0 billion, net interest income by ¥29.0 billion and income before income tax expense by ¥31.0 billion, respectively, for the fiscal year ended March 31, 2020.
B.	Liquidity and Capital Resources
Financial Condition
Total Assets
Our total assets as of March 31, 2020 were ¥331,753.3 billion, an increase of ¥26,524.4 billion from ¥305,228.9 billion as of March 31, 2019. The increase in total assets mainly reflected an increase in receivables under resale agreements of ¥13,021.2 billion and an increase in trading account assets of ¥6,927.4, which were partially offset by a decrease in equity securities of ¥1,592.3 billion.
The following table shows our total assets as of March 31, 2019 and 2020 by geographic region based principally on the domicile of the obligors:

	As of March 31,
	2019	2020
	(in billions)
Japan	¥194,070.5	¥207,532.3
Foreign:
United States	49,987.4	60,587.9
Europe	21,535.3	19,099.4
Asia/Oceania excluding Japan	27,993.0	30,845.9
Other areas (1)	11,642.7	13,687.8

Total foreign	111,158.4	124,221.0

Total	¥305,228.9	¥331,753.3

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the exchange rates of the Japanese yen against the U.S. dollar and other foreign currencies. Foreign assets are denominated primarily in the U.S. dollar. The Japanese yen amount of foreign currency-denominated assets decreases as major foreign currencies depreciates against the Japanese yen. For example, as of March 31, 2020, the exchange rate was ¥108.83 per U.S.$1.00, as compared with ¥110.99 as of March 31, 2019. This appreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2019 and March 31, 2020 resulted in a ¥2,671.5 billion decrease in the Japanese yen amount of our total assets as of March 31, 2020.
Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2019 and 2020, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	As of March 31,
	2019	2020
	(in billions)
Domestic:
Manufacturing	¥11,154.0	¥11,448.8
Construction	717.7	733.2
Real estate	11,706.4	12,054.7
Services	2,653.2	2,585.1
Wholesale and retail	7,643.4	7,504.6
Banks and other financial institutions (1)	5,213.0	5,161.1
Communication and information services	1,510.6	1,572.3
Other industries	8,756.5	8,673.9
Consumer	15,802.0	15,319.7

Total domestic	65,156.8	65,053.4

Foreign:
Governments and official institutions	841.7	726.3
Banks and other financial institutions (1)	11,641.4	11,788.2
Commercial and industrial	31,951.1	32,565.0
Other	7,597.5	8,404.1

Total foreign	52,031.7	53,483.6

Unearned income, unamortized premium—net and deferred loan fees—net	(304.6)	(350.3)

Total (2)	¥116,883.9	¥118,186.7

Notes:
(1)	Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥291.8 billion and ¥344.8 billion as of March 31, 2019 and 2020, respectively, which are carried at the lower of cost or fair value.
Loans are one of our main uses of funds. For the fiscal year ended March 31, 2020, the average balance of loans was ¥116,448.5 billion, accounting for 47.3% of the average total interest-earning assets, compared to ¥118,102.2 billion, representing 48.9% of the average total interest-earning assets, for the previous fiscal year. As of March 31, 2020, our total loans were ¥118,186.7 billion, accounting for 35.6% of total assets, compared to ¥116,883.9 billion, accounting for 38.3% of total assets as of March 31, 2019. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, between March 31, 2019 and March 31, 2020, domestic loans decreased from 55.6% to 54.9%, while foreign loans increased from 44.4% to 45.1%.

Our domestic loan balance decreased ¥103.4 billion, or 0.2%, between March 31, 2019 and March 31, 2020. This was mainly due to a decrease in residential loans, which are included in the consumer category in the above table, as repayments exceeded newly extended loans.
Our foreign loan balance increased ¥1,451.9 billion, or 2.8%, between March 31, 2019 and March 31, 2020. This was primarily due to our acquisition of Bank Danamon. In addition, larger volumes of retail, consumer and residential loans in MUFG Union Bank and automobile loans in Krungsri contributed to the increase in the foreign loan balance. Particularly, the growth in the foreign loan balance was attributable to larger volumes of retail, consumer and residential loans in MUFG Americas Holdings and automobile loans in Krungsri.
Credit quality indicator
The following table sets forth credit quality indicators of loans by class as of March 31, 2019 and 2020:

As of March 31, 2019:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total (1)
	(in billions)
Commercial
Domestic	¥49,392.0	¥1,242.1	¥217.7	¥50,851.8
Manufacturing	10,819.6	279.9	47.9	11,147.4
Construction	672.1	37.2	7.9	717.2
Real estate	11,403.6	222.8	22.5	11,648.9
Services	2,436.4	174.8	20.0	2,631.2
Wholesale and retail	7,240.8	329.3	68.7	7,638.8
Banks and other financial institutions	5,199.9	7.6	0.9	5,208.4
Communication and information services	1,465.7	34.5	10.2	1,510.4
Other industries	8,610.5	119.6	24.9	8,755.0
Consumer	1,543.4	36.4	14.7	1,594.5
Foreign (2)	35,418.2	562.9	112.1	36,093.2
Loans acquired with deteriorated credit quality	11.7	10.8	3.8	26.3

Total	¥84,821.9	¥1,815.8	¥333.6	¥86,971.3

	Accrual	Nonaccrual	Total (1)
	(in billions)
Residential	¥13,661.8	¥66.3	¥13,728.1
Card	¥516.9	¥61.6	¥578.5

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total (1)(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,752.1	¥15.5	¥4,699.7	¥51.9	¥88.4	¥9,607.6

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total (1)
	(in billions)
Krungsri	¥5,682.2	¥199.1	¥129.2	¥6,010.5

As of March 31, 2020:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total (1)
	(in billions)
Commercial
Domestic	¥49,695.9	¥1,186.1	¥220.2	¥51,102.2
Manufacturing	10,997.3	317.0	58.6	11,372.9
Construction	696.5	28.4	6.9	731.8
Real estate	11,790.4	191.0	20.1	12,001.5
Services	2,390.2	158.9	21.8	2,570.9
Wholesale and retail	7,124.1	301.9	71.8	7,497.8
Banks and other financial institutions	5,146.4	13.2	0.9	5,160.5
Communication and information services	1,530.8	32.4	8.9	1,572.1
Other industries	8,540.1	112.8	19.3	8,672.2
Consumer	1,480.1	30.5	11.9	1,522.5
Foreign (2)	34,719.1	636.5	128.1	35,483.7
Loans acquired with deteriorated credit quality	8.2	9.7	19.0	36.9

Total	¥84,423.2	¥1,832.3	¥367.3	¥86,622.8

	Accrual	Nonaccrual	Total (1)
	(in billions)
Residential	¥13,256.8	¥61.7	¥13,318.5
Card	¥504.3	¥61.3	¥565.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total (1)(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,590.8	¥15.1	¥4,877.9	¥87.6	¥84.0	¥9,655.4

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total (1)
	(in billions)
Krungsri	¥6,513.7	¥246.3	¥151.6	¥6,911.6

	Accrual	Nonaccrual	Total (1)
	(in billions)
Other	¥1,086.5	¥31.4	¥1,117.9

Notes:
(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(3)	Total loans of MUFG Americas Holdings do not include FDIC covered loans and small business loans which are not individually rated totaling ¥0.7 billion and ¥0.4 billion as of March 31, 2019 and 2020, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.
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
For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators are generally based on information as of December 31.

Allowance for credit losses
The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2019 and 2020:

Fiscal year ended March 31, 2019:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥491.1	¥42.5	¥32.1	¥53.8	¥144.6	¥764.1
Provision for (reversal of) credit losses	(43.9)	(4.5)	23.9	9.3	49.5	34.3
Charge-offs	76.6	0.3	24.3	13.2	59.6	174.0
Recoveries	17.5	0.9	0.9	3.7	21.1	44.1

Net charge-offs	59.1	(0.6)	23.4	9.5	38.5	129.9
Other (1)	1.5	—	—	(1.0)	(10.8)	(10.3)

Balance at end of fiscal year	¥389.6	¥38.6	¥32.6	¥52.6	¥144.8	¥658.2

Fiscal year ended March 31, 2020:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥389.6	¥38.6	¥32.6	¥52.6	¥144.8	¥—	¥658.2
Provision for (reversal of) credit losses	153.8	(1.0)	26.5	30.9	70.0	41.5	321.7
Charge-offs	85.3	3.3	25.1	27.9	77.9	23.6	243.1
Recoveries	26.4	0.4	1.2	4.1	23.2	8.5	63.8

Net charge-offs	58.9	2.9	23.9	23.8	54.7	15.1	179.3
Other (1)	(2.2)	—	—	(0.7)	9.5	2.3	8.9

Balance at end of fiscal year	¥482.3	¥34.7	¥35.2	¥59.0	¥169.6	¥28.7	¥809.5

Note:
(1)	Other is principally comprised of gains or losses from foreign exchange translation.
Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2019 and 2020 are shown below:

As of March 31, 2019:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥313.0	¥14.1	¥21.8	¥8.3	¥28.3	¥385.5
Collectively evaluated for impairment	63.3	23.4	10.8	44.3	116.5	258.3
Loans acquired with deteriorated credit quality (1)	13.3	1.1	0.0	0.0	0.0	14.4

Total	¥389.6	¥38.6	¥32.6	¥52.6	¥144.8	¥658.2

Loans:
Individually evaluated for impairment	¥880.0	¥102.9	¥64.8	¥69.8	¥83.2	¥1,200.7
Collectively evaluated for impairment	86,065.0	13,617.8	510.4	9,527.3	5,921.4	115,641.9
Loans acquired with deteriorated credit quality (1)	26.3	7.4	3.3	11.2	5.9	54.1

Total (2)	¥86,971.3	¥13,728.1	¥578.5	¥9,608.3	¥6,010.5	¥116,896.7

As of March 31, 2020:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥364.1	¥12.6	¥19.8	¥6.0	¥30.2	¥5.0	¥437.7
Collectively evaluated for impairment	108.1	21.1	15.4	53.0	139.4	22.6	359.6
Loans acquired with deteriorated credit quality (1)	10.1	1.0	0.0	0.0	0.0	1.1	12.2

Total	¥482.3	¥34.7	¥35.2	¥59.0	¥169.6	¥28.7	¥809.5

Loans:
Individually evaluated for impairment	¥945.0	¥92.4	¥65.3	¥67.7	¥99.0	¥17.5	¥1,286.9
Collectively evaluated for impairment	85,640.9	13,219.7	497.4	9,581.1	6,806.5	1,092.5	116,838.1
Loans acquired with deteriorated credit quality (1)	36.9	6.4	2.9	7.0	6.1	7.9	67.2

Total (2)	¥86,622.8	¥13,318.5	¥565.6	¥9,655.8	¥6,911.6	¥1,117.9	¥118,192.2

Notes:
(1)	Loans acquired with deteriorated credit quality in the above table include acquired impaired loans which are individually evaluated for impairment.
(2)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
We recorded ¥321.7 billion of provision for credit losses for the fiscal year ended March 31, 2020, compared to ¥34.3 billion of provision for credit losses for the previous fiscal year. Our total allowance for credit losses as of March 31, 2020 was ¥809.5 billion, an increase of ¥151.3 billion from ¥658.2 billion as of March 31, 2019. The total allowance for credit losses represented 0.68% of the total loan balance as of March 31, 2020, compared to 0.56% as of March 31, 2019. Significant trends in each portfolio segment are discussed below. See “—Business Environment—Recent Developments and Prospects.”
Commercial segment
—We recorded ¥153.8 billion of provision for credit losses for the fiscal year ended March 31, 2020, compared to ¥43.9 billion of reversal of credit losses for the previous fiscal year. The provision for credit losses for the fiscal year ended March 31, 2020 reflected the financing provided to a domestic borrower in the services sector to facilitate the borrower’s restructuring efforts and the deteriorated business and financial condition of some large domestic borrowers in the manufacturing sector. The provision for credit losses also reflected the deteriorated business and financial performance of some large foreign borrowers in the oil and gas sector and the electric power sector. The provision for credit losses also included ¥46.4 billion of qualitative reserves in light of the estimated impact that the
COVID-19
pandemic had on the credit risk of our borrowers. See Note 4 to our consolidated financial statements included elsewhere in this Annual Report. In addition, our recoveries increased as a result of collection from some large domestic borrowers in the Legally/Virtually Bankrupt category during the year ended March 31, 2020. As a result, the ratio of loans classified as Close Watch to total loans increased to 2.12% as of March 31, 2020 from 2.09% as of March 31, 2019, and the ratio of loans classified as Likely to become Bankrupt and Legally/Virtually Bankrupt to total loans increased to 0.42% as of March 31, 2020 from 0.38% as of March 31, 2019. The total allowance for credit losses for this segment represented 0.56% of the segment’s total loan balance as of Mach 31, 2020, compared to 0.45% as of March 31, 2019.
Residential segment
—We recorded ¥1.0 billion of reversal of credit losses for the fiscal year ended March 31, 2020, compared to ¥4.5 billion of reversal of credit losses for the previous fiscal year. The credit quality of the portfolio remained substantially unchanged as the stable corporate environment in recent periods continued to have a positive impact on the financial condition of residential borrowers. The ratio of loans classified as Nonaccrual to total loans in the segment decreased to 0.46% as of March 31, 2020 from 0.48% as of March 31, 2019. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.26% as of March 31, 2020 from 0.28% as of March 31, 2019.
Card segment
—We recorded ¥26.5 billion of provision for credit losses for the fiscal year ended March 31, 2020, compared to ¥23.9 billion of provision for credit losses for the previous fiscal year. The larger provision for credit losses primarily reflected an increase in default borrowers who filed for bankruptcy as part of their debt workout efforts. The increase in default borrowers led to an increase in the amount of nonaccrual loans that were charged off during the reporting period, which amount is reflected in each of charge-offs and provision for credit losses in the above table. Although the stable corporate environment in recent periods positively affected some of our individual borrowers, the positive trends did not meaningfully affect our consumer loan borrowers and, in some cases, the corporate efficiencies negatively affected some of our consumer loan borrowers. As a result, the ratio of loans classified as Nonaccrual to the total loans in the segment increased to 10.83% as of March 31, 2020, from 10.65% as of March 31, 2019. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 6.22% as of March 31, 2020 from 5.63% as of March 31, 2019.
MUFG Americas Holdings segment
—We recorded ¥30.9 billion of provision for credit losses for the fiscal year ended March 31, 2020, compared to ¥9.3 billion of provision for credit losses for the previous fiscal year. The larger provision for credit losses mainly reflected the deteriorated financial condition of large borrowers in the electric power sector and the real estate rental sector. The larger provision was also attributable to the growth in the unsecured consumer loan portfolio in line with MUFG Union Bank’s expansion strategy. As a result, the ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment increased to 1.93% as of March 31, 2020 from 1.62% as of March 31, 2019. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 0.61% as of March 31, 2020 from 0.55% as of March 31, 2019.
Krungsri segment
—We recorded ¥70.0 billion of provision for credit losses for the fiscal year ended March 31, 2020, compared to ¥49.5 billion of provision for credit losses for the previous fiscal year. The larger provision for credit losses mainly reflected the expansion of the retail and consumer loan portfolio, particularly automobile loans. In addition, some borrowers of mortgage and automobile loans experienced deterioration in their financial condition. As a result, the ratio of loans classified as Special Mention or below to total loans in the segment increased to 5.76% as of March 31, 2020 from 5.46% as of March 31, 2019. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 2.45% as of March 31, 2020 from 2.41% as of March 31, 2019.
Other segment
—We recorded ¥41.5 billion of provision for credit losses for the fiscal year ended March 31, 2020. The provision for credit losses mainly reflected newly extended loans to automobile purchasers and small and medium-sized
enterprises as well as unsecured consumer loans in Bank Danamon, which became our consolidated subsidiary in April 2019. The ratio of loans classified as nonaccrual to total loans in the segment was 2.81% as of March 31, 2020. The ratio of total allowance for credit losses to the total loan balance in this segment was 2.57% as of March 31, 2020.
When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of income to maintain the allowance for credit losses at a level management deems appropriate.
Although we reversed allowance for credit losses for certain loan portfolio segments in recent periods, we have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Credit Risk—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.”

Allowance policy
We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for credit losses into six portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri and Other. Our allowance policy for the major portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri—is summarized below.
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
On April 1, 2020, we adopted Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments. The new guidance replaces the incurred loss impairment methodology in current U.S. GAAP with the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. As a result, considering the COVID-19 pandemic and macroeconomic variables under the circumstances, we estimate that our allowance for credit losses and allowance for off-balance sheet credit instruments increased an aggregate of approximately ¥380 billion to ¥450 billion as of the opening balance sheet date. For more information on this guidance, see Note 1 to our audited consolidated financial statements included elsewhere in this Annual Report.
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
The allowance for credit losses on
off-balance
sheet credit instruments was ¥57.0 billion as of March 31, 2020, a decrease of ¥62.3 billion from ¥119.3 billion as of March 31, 2019. This decrease was primarily because a large domestic borrower in the services industry, in whose favor we have provided guarantees in substantial amounts, had improved the credit capability by the restructuring efforts.

Intervening Event
We consolidate certain foreign subsidiaries based on financial information for the fiscal year ended December 31 as this date and our fiscal year which ended on March 31 have been treated as coterminous. For the fiscal year ended March 31, 2020, the effect of recording a provision for credit losses and a provision for off-balance sheet credit instruments, including commitments to extend credit, guarantees and standby letters of credit, as an intervening event primarily due to the economic environment triggered by COVID-19 pandemic for the three-month period ended March 31 2020 would have been approximately ¥84 billion and would have resulted in a decrease of ¥58 billion to net income attributable to Mitsubishi UFJ Financial Group. This intervening event occurring during the three-month period ended March 31, 2020, if recorded, would not have had a substantial and permanent effects on consolidated total assets, net income or total equity as of March 31, 2020, and therefore, the intervening event was not recognized for the fiscal year ended March 31, 2020.
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

Nonaccrual loans
The following table shows information about the nonaccrual status of loans by class as of March 31, 2019 and 2020:

	As of March 31,
	2019	2020
	(in billions)
Commercial
Domestic	¥272.8	¥313.0
Manufacturing	65.9	93.8
Construction	9.8	8.5
Real estate	23.2	21.8
Services	26.2	51.2
Wholesale and retail	94.5	94.1
Banks and other financial institutions	0.9	1.0
Communication and information services	12.0	10.5
Other industries	25.4	20.2
Consumer	14.9	11.9
Foreign (1)	111.0	127.0
Residential	68.5	64.0
Card	61.4	61.2
MUFG Americas Holdings	46.5	35.8
Krungsri	127.5	149.7
Other	—	27.8

Total (2)	¥687.7	¥778.5

Notes:
(1)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(2)	The above table does not include loans held for sale of ¥12.7 billion and ¥0.3 billion as of March 31, 2019 and 2020, respectively, and loans acquired with deteriorated credit quality of ¥6.3 billion and ¥25.4 billion as of March 31, 2019 and 2020, respectively.
Total nonaccrual loans increased ¥90.8 billion between March 31, 2019 and March 31, 2020. Significant trends in each portfolio segment are discussed below.
Commercial segment
—Nonaccrual loans in the domestic commercial category increased ¥40.2 billion between March 31, 2019 and March 31, 2020. This increase mainly reflected the financing provided to the domestic borrower in the services category to facilitate the borrower’s restructuring efforts and the deteriorated business and financial condition of large domestic borrowers in the manufacturing sector, as discussed in “—Allowance for credit losses” above. Nonaccrual loans in the foreign commercial category increased mainly due to our acquisition of DVB Bank’s aviation finance portfolio.
Residential segment
—Nonaccrual loans in the segment decreased ¥4.5 billion between March 31, 2019 and March 31, 2020 primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers who became current with their interest payments as the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. In addition, our efforts to work with borrowers on their loan obligations contributed to the reduction in nonaccrual loans.
Card segment
—Nonaccrual loans in the segment decreased ¥0.2 billion between March 31, 2019 and March 31, 2020. While the amount of consumer loans transferred from accrual status to nonaccrual status increased, the amount of such increase was more than offset by the amount of charge-offs of nonaccrual consumer loans to borrowers who filed for bankruptcy.

MUFG Americas Holdings segment
—Nonaccrual loans in the segment decreased ¥10.7 billion between March 31, 2019 and March 31, 2020. This was mainly due to sale, and repayment from surplus deposits, of portions of the loans outstanding to a large borrower in the electric power industry.
Krungsri segment
—Nonaccrual loans in the segment increased ¥22.2 billion between March 31, 2019 and March 31, 2020. The increase mainly reflected the continued expansion of the automobile loan portfolio. In addition, loans to some borrowers in mortgage and automobile loans became nonaccrual due to deterioration in their financial condition.
Troubled debt restructurings
The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2019 and 2020:

	As of March 31,
	2019	2020
	(in billions)
Commercial (1)
Domestic	¥445.4	¥433.8
Manufacturing	311.9	314.0
Construction	4.6	3.4
Real estate	27.7	27.9
Services	17.1	17.3
Wholesale and retail	69.4	58.2
Banks and other financial institutions	0.1	0.1
Communication and information services	3.8	3.2
Other industries	6.4	6.8
Consumer	4.4	2.9
Foreign (2)	51.7	71.9
Residential (1)	34.4	28.5
Card (3)	65.0	65.5
MUFG Americas Holdings (3)	48.1	62.2
Krungsri (3)	63.0	76.8
Other (3)	—	9.5

Total	¥707.6	¥748.2

Notes:
(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(3)	TDRs for the Card, MUFG Americas Holdings, Krungsri and Other segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2019 and 2020 are nonaccrual TDRs as follows: ¥38.8 billion and ¥40.0 billion—Card; ¥15.0 billion and ¥19.2 billion—MUFG Americas Holdings; ¥31.1 billion and ¥34.7 billion—Krungsri; and nil and ¥1.1 billion—Other, respectively.
Total TDRs increased ¥40.6 billion between March 31, 2019 and March 31, 2020. Significant trends in each portfolio segment are discussed below.
Commercial segment
—TDRs in the domestic commercial category decreased ¥11.6 billion between March 31, 2019 and March 31, 2020. This was mainly due to repayments by small and medium-sized
domestic borrowers in the wholesale and retail and consumer categories of loans classified as TDRs pursuant to their respective restructured terms. The continued gradual recovery of economic conditions in Japan positively affected the financial performance and repayment ability of such borrowers during the first three quarters of the fiscal year ended March 31, 2020. TDRs in the foreign commercial category increased primarily as a result of the restructuring of the loans to the large foreign borrowers in the electric power sector.
Residential segment
—TDRs in the segment decreased ¥5.9 billion between March 31, 2019 and March 31, 2020 primarily as a result of repayments of loans classified as TDRs pursuant to their respective restructured terms.
Card segment
—TDRs in the segment increased ¥0.5 billion between March 31, 2019 and March 31, 2020. Although consumer loans newly classified as TDRs increased, the amount of such increase was substantially offset by the amount of charge-offs of nonaccrual consumer loans classified as TDRs outstanding to borrowers who filed for bankruptcy and by the amount of consumer loans classified as TDRs repaid pursuant to their respective restructured terms.
MUFG Americas Holdings segment
—TDRs in the segment increased ¥14.1 billion between March 31, 2019 and March 31, 2020. The increase primarily reflected the deteriorated financial condition of a large borrower in the real estate rental sector.
Krungsri segment
—TDRs in the segment increased ¥13.8 billion between March 31, 2019 and March 31, 2020. This increase primarily reflected the continued expansion of the automobile loan portfolio. In addition, loans to some borrowers of mortgage and automobile loans became nonaccrual due to deterioration in their financial condition.
In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUFG Americas Holdings, Krungsri and Other segments include accrual and nonaccrual loans. In the Commercial and Residential segments, once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.
For the fiscal year ended March 31, 2020, extensions of the stated maturity dates of loans were the primary concession type in the Commercial, Residential, MUFG Americas Holdings and Krungsri segments and reductions in the stated rates were the primary concession type in the Card and Other segments.
Impaired loans and impairment allowance
Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2019 and 2020:

	As of March 31, 2019
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses (1)	Total (2)
	(in billions)
Commercial
Domestic	¥560.5	¥157.5	¥718.0	¥759.4	¥227.0
Manufacturing	349.6	28.2	377.8	384.3	92.9
Construction	8.3	6.0	14.3	14.8	6.6
Real estate	20.8	30.0	50.8	55.9	5.7
Services	30.3	13.0	43.3	46.8	20.1
Wholesale and retail	118.3	45.6	163.9	175.7	84.5
Banks and other financial institutions	1.0	0.0	1.0	1.0	0.8
Communication and information services	8.8	6.9	15.7	16.6	6.8
Other industries	13.8	18.0	31.8	38.4	6.9
Consumer	9.6	9.8	19.4	25.9	2.7
Foreign (3)	127.5	34.5	162.0	183.1	86.0
Loans acquired with deteriorated credit quality	8.1	—	8.1	15.0	5.5
Residential (4)	97.2	6.5	103.7	120.6	14.3
Card (4)	64.6	0.4	65.0	72.2	21.8
MUFG Americas Holdings (4)	46.6	23.2	69.8	83.3	8.3
Krungsri (4)	57.1	26.1	83.2	90.4	28.3

Total (5)	¥961.6	¥248.2	¥1,209.8	¥1,324.0	¥391.2

	As of March 31, 2020
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses (1)	Total (2)
	(in billions)
Commercial
Domestic	¥598.7	¥147.9	¥746.6	¥784.3	¥268.1
Manufacturing	375.7	32.1	407.8	414.1	119.1
Construction	6.6	5.3	11.9	12.0	5.0
Real estate	20.7	29.0	49.7	55.3	6.7
Services	55.3	13.1	68.4	72.7	41.0
Wholesale and retail	113.2	38.9	152.1	160.5	81.0
Banks and other financial institutions	1.1	0.0	1.1	1.3	0.9
Communication and information services	8.0	5.8	13.8	14.7	6.0
Other industries	10.6	16.4	27.0	33.2	6.4
Consumer	7.5	7.3	14.8	20.5	2.0
Foreign (3)	141.9	56.5	198.4	220.3	96.0
Loans acquired with deteriorated credit quality	12.9	—	12.9	19.9	4.7
Residential (4)	88.1	4.8	92.9	107.7	12.7
Card (4)	65.2	0.3	65.5	72.7	19.8
MUFG Americas Holdings (4)	33.9	33.8	67.7	84.7	6.0
Krungsri (4)	68.2	30.8	99.0	106.3	30.2
Other (4)	22.7	1.1	23.8	26.1	6.2

Total (5)	¥1,031.6	¥275.2	¥1,306.8	¥1,422.0	¥443.7

Notes:
(1)	These loans do not require an allowance for credit losses because the recorded loan balance equal, or do not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans as of March 31, 2019 and 2020 are accrual TDRs as follows: ¥497.1 billion and ¥505.7 billion—Commercial; ¥34.4 billion and ¥28.5 billion—Residential; ¥26.2 billion and ¥25.5 billion—Card; ¥33.1 billion and ¥43.0 billion—MUFG Americas Holdings; ¥26.9 billion and ¥35.2 billion—Krungsri; and nil and ¥8.4 billion—Other, respectively.
(3)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(4)	Impaired Loans for the Residential, Card, MUFG Americas Holdings, Krungsri and Other segments in the above table include loans acquired with deteriorated credit quality.
(5)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥12.7 billion and ¥0.3 billion as of March 31, 2019 and 2020, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019		2020
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥766.8	¥12.4	¥726.8	¥8.7
Manufacturing	387.7	6.1	387.5	4.1
Construction	15.7	0.3	13.1	0.2
Real estate	57.9	1.1	48.7	0.7
Services	48.9	1.0	58.7	0.8
Wholesale and retail	171.7	2.9	157.8	2.2
Banks and other financial institutions	1.3	0.0	1.1	0.0
Communication and information services	22.5	0.5	14.8	0.3
Other industries	39.2	0.2	28.3	0.2
Consumer	21.9	0.3	16.8	0.2
Foreign (1)	160.0	3.1	174.8	3.0
Loans acquired with deteriorated credit quality	7.8	0.2	9.4	0.1
Residential	107.1	1.6	98.2	1.3
Card	66.2	1.6	65.3	1.2
MUFG Americas Holdings	71.2	2.3	82.8	2.8
Krungsri	83.2	5.0	91.6	5.3
Other	—	—	11.9	0.5

Total	¥1,262.3	¥26.2	¥1,260.8	¥22.9

Note:
(1)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.

Past due analysis
Aging of past due loans by class as of March 31, 2019 and 2020 are shown below:

As of March 31, 2019:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥11.6	¥30.6	¥42.2	¥50,809.6	¥50,851.8	¥6.9
Manufacturing	1.6	3.0	4.6	11,142.8	11,147.4	—
Construction	0.2	0.1	0.3	716.9	717.2	0.0
Real estate	2.1	4.2	6.3	11,642.6	11,648.9	2.5
Services	0.7	0.6	1.3	2,629.9	2,631.2	0.0
Wholesale and retail	2.8	2.4	5.2	7,633.6	7,638.8	0.1
Banks and other financial institutions	—	0.0	0.0	5,208.4	5,208.4	—
Communication and information services	0.4	0.8	1.2	1,509.2	1,510.4	—
Other industries	0.4	13.0	13.4	8,741.6	8,755.0	—
Consumer	3.4	6.5	9.9	1,584.6	1,594.5	4.3
Foreign (2)	10.9	20.0	30.9	36,062.3	36,093.2	0.2
Residential	62.7	16.6	79.3	13,641.4	13,720.7	6.6
Card	17.2	30.6	47.8	527.4	575.2	—
MUFG Americas Holdings	28.6	10.9	39.5	9,557.6	9,597.1	2.3
Krungsri	126.3	106.8	233.1	5,771.5	6,004.6	—

Total	¥257.3	¥215.5	¥472.8	¥116,369.8	¥116,842.6	¥16.0

As of March 31, 2020:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥9.2	¥27.0	¥36.2	¥51,066.0	¥51,102.2	¥4.7
Manufacturing	0.8	2.8	3.6	11,369.3	11,372.9	0.6
Construction	0.1	0.1	0.2	731.6	731.8	—
Real estate	0.9	3.3	4.2	11,997.3	12,001.5	1.2
Services	0.8	0.9	1.7	2,569.2	2,570.9	0.0
Wholesale and retail	2.6	2.6	5.2	7,492.6	7,497.8	0.0
Banks and other financial institutions	—	0.1	0.1	5,160.4	5,160.5	—
Communication and information services	0.3	0.1	0.4	1,571.7	1,572.1	—
Other industries	0.2	12.8	13.0	8,659.2	8,672.2	0.1
Consumer	3.5	4.3	7.8	1,514.7	1,522.5	2.8
Foreign (2)	10.0	23.5	33.5	35,450.2	35,483.7	0.2
Residential	48.5	15.4	63.9	13,248.2	13,312.1	6.3
Card	14.7	30.0	44.7	518.0	562.7	—
MUFG Ame ricas Holdings	31.1	14.4	45.5	9,603.3	9,648.8	2.1
Krungsri	160.2	129.2	289.4	6,616.1	6,905.5	—
Other	16.4	24.4	40.8	1,069.2	1,110.0	—

Total	¥290.1	¥263.9	¥554.0	¥117,571.0	¥118,125.0	¥13.3

Notes:
(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
Sales of nonperforming loans
The following table presents comparative data relating to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans (1)	Allowance for credit losses (2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2019	¥8.2	¥0.5	¥7.7	¥(15.6)
For the fiscal year ended March 31, 2020	¥104.4	¥29.9	¥74.5	¥(10.5)

Notes:
(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.
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
The principal amount of
non-performing
loans sold in the fiscal year ended March 31, 2020 increased compared to the previous fiscal year mainly due to increased sales of nonperforming loans outstanding to some large domestic and foreign borrowers in the Commercial segment.
In connection with the sale of loans, including performing loans, we recorded net gains of ¥20.7 billion and ¥6.5 billion for the fiscal years ended March 31, 2019 and 2020, respectively.
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
available-for-sale
Japanese government bonds to the total investment securities was 53.6% as of March 31, 2020, remaining at a similar level to March 31, 2019. We also hold Japanese government bonds that are classified as held-to-maturity
debt securities, which accounted for 2.5% of the total investment securities as of March 31, 2020.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2019 and 2020, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes valued under Japanese GAAP to approximately 10% of our Tier 1 capital over a five-year period. During the fiscal year ended March 31, 2020, we sold down ¥139 billion of equity securities held in our strategic equity investment portfolio valued under Japanese GAAP. As of March 31, 2020, the balance of such securities valued under Japanese GAAP represented 12.8% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.
Investment securities decreased ¥1,186.8 billion to ¥43,751.2 billion as of March 31, 2020 from ¥44,938.0 billion as of March 31, 2019, primarily due to a decrease in equity securities, particularly domestic marketable equity securities.
The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale
debt securities and
held-to-maturity
debt securities as of March 31, 2019 and 2020.

	As of March 31,
	2019			2020
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale debt securities:
Japanese government and Japanese government agency bonds	¥23,748.6	¥24,077.7	¥329.1	¥23,308.5	¥23,462.9	¥154.4
Japanese prefectural and municipal bonds	2,204.0	2,226.6	22.6	2,938.7	2,952.8	14.1
Foreign government and official institution bonds	2,648.9	2,641.4	(7.5)	2,936.1	3,037.5	101.4
Corporate bonds	1,117.3	1,130.7	13.4	1,261.6	1,272.8	11.2
Mortgage-backed securities	1,768.2	1,746.3	(21.9)	1,840.0	1,841.6	1.6
Asset-backed securities	1,494.6	1,502.9	8.3	1,461.1	1,469.5	8.4
Other debt securities	192.9	192.9	0.0	161.8	163.1	1.3

Total available-for-sale debt securities	¥33,174.5	¥33,518.5	¥344.0	¥33,907.8	¥34,200.2	¥292.4

Held-to-maturity debt securities (1)	¥4,441.9	¥4,452.9	¥11.0	¥4,165.8	¥4,177.9	¥12.1

Note:
(1)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.
Net unrealized gains on
available-for-sale
debt securities decreased ¥51.6 billion to ¥292.4 billion as of March 31, 2020 from ¥344.0 billion as of March 31, 2019. The decrease was primarily attributable to a ¥174.7 billion decrease in net unrealized gains on Japanese government and Japanese government agency bonds, reflecting generally rising trends in the yield on such bonds. The decrease was offset in part by an improvement in net unrealized losses on foreign government and official institutions bonds, reflecting declining trends in the yield on such bonds.
The amortized cost of
available-for-sale
debt securities increased ¥733.3 billion to ¥33,907.8 billion as of March 31, 2020 from ¥33,174.5 billion as of March 31, 2019. This increase was mainly attributable to a

¥734.7 billion increase in Japanese prefectural and municipal bonds and a ¥287.2 billion increase in foreign government and official institution bonds. These increases were partially offset by a ¥440.1 billion decrease in Japanese government and Japanese government agency bonds.
The amortized cost of
held-to-maturity
debt securities decreased ¥276.1 billion to ¥4,165.8 billion as of March 31, 2020 from ¥4,441.9 billion as of March 31, 2019. The decrease was mainly due to a decrease in mortgage-backed securities.
Losses resulting from impairment of investment securities, which reflect the decline in the value of available-for-sale
debt securities considered to be other than temporary, were ¥1.6 billion for the fiscal year ended March 31, 2020 compared to ¥0.6 billion for the previous fiscal year. These losses were reflected in net investment securities gains (losses) in our consolidated statements of income.
The following table shows information relating to our equity securities as of March 31, 2019 and 2020:

	As of March 31,
	2019	2020
	(in billions)
Equity securities:
Marketable equity securities	¥6,358.5	¥4,768.3
Nonmarketable equity securities:
Unlisted preferred securities (1)	393.3	350.0
Other (2)	198.0	226.9
Investment securities held by investment companies and brokers and dealers (3)	27.8	40.0

Total	¥6,977.6	¥5,385.2

Notes:
(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated
funding vehicles, and other unlisted preferred securities issued by several public companies. Those securities are primarily carried at cost.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.
Equity securities decreased ¥1,592.4 billion to ¥5,385.2 billion as of March 31, 2020 from ¥6,977.6 billion as of March 31, 2019. The decrease was primarily attributable to a decrease in the fair value of marketable equity securities as the stock prices in Japan declined towards March 31, 2020.
Investment securities other than
available-for-sale
debt securities,
held-to-maturity
debt securities and marketable equity securities consist of nonmarketable equity securities, which are included in equity securities on our consolidated balance sheets. Nonmarketable equity securities were primarily carried at cost of ¥619.1 billion as of March 31, 2019 and ¥616.9 billion as of March 31, 2020, respectively, because their fair values were not readily determinable. The decrease was primarily attributable to a decrease in the holdings of unlisted preferred securities, reflecting the redemption of preferred securities issued by overseas special purpose companies.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks decreased ¥641.3 billion to ¥33,283.0 billion as of March 31, 2020 from ¥33,924.3 billion as of March 31, 2019. This decrease was primarily because of a decrease in deposit with the Bank of Japan.

Interest-earning deposits in other banks increased ¥4,619.8 billion to ¥45,266.7 billion as of March 31, 2020 from ¥40,646.9 billion as of March 31, 2019. This increase was mainly because of an increase in interest-bearing funds held at the Federal Reserve in the United States.
Receivables under Resale Agreements
Receivables under resale agreements increased ¥13,021.3 billion to ¥23,996.0 billion as of March 31, 2020 from ¥10,974.7 billion as of March 31, 2019. This was mainly in reaction to increases in payables under repurchase agreements, due to trust account and other short-term borrowings as we increased our funding capacity in anticipation of a significant increase in financing needs in the market following the outbreak of the COVID-19 pandemic.
Receivables under Securities Borrowing Transactions
Receivables under securities borrowing transactions increased ¥685.4 billion to ¥3,444.0 billion as of March 31, 2020 from ¥2,758.6 billion as of March 31, 2019. This increase was mainly due to an increase in collateral deposited for funding in domestic banking and securities subsidiaries.
Trading Account Assets
Trading account assets increased ¥6,927.5 billion to ¥47,504.1 billion as of March 31, 2020 from ¥40,576.6 billion as of March 31, 2019. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities increased ¥5,174.4 billion to ¥32,546.5 billion as of March 31, 2020 from ¥27,372.1 billion as of March 31, 2019. This increase was mainly due to the higher fair value of our trading residential mortgage-backed securities portfolio. Trading derivative assets increased ¥1,753.1 billion to ¥14,957.6 billion as of March 31, 2020 from ¥13,204.5 billion as of March 31, 2019. This increase was mainly attributable to the higher fair value of interest rate contracts.
Total Liabilities
As of March 31, 2020, total liabilities were ¥316,008.8 billion, an increase of ¥26,764.6 billion from ¥289,244.2 billion as of March 31, 2019. This was primarily due to an increase of ¥9,324.4 billion in other short-term borrowings, including borrowings from the Bank of Japan, and an increase of ¥6,625.3 billion in payables under repurchase agreements.
Deposits
Deposits are our primary source of funds. The balance of deposits increased ¥4,673.7 billion to ¥203,954.5 billion as of March 31, 2020 from ¥199,280.8 billion as of March 31, 2019. The increase was mainly attributable to an increase in domestic deposits, primarily in Japan.
The total average balance of interest-bearing deposits increased ¥2,903.7 billion to ¥169,511.2 billion for the fiscal year ended March 31, 2020 from ¥166,607.5 billion for the fiscal year ended March 31, 2019, mainly due to an increase in domestic deposits.
Payables under Repurchase Agreements
Payables under repurchase agreements increased ¥6,625.3 billion to ¥31,849.9 billion as of March 31, 2020 from ¥25,224.6 billion as of March 31, 2019. This increase was mainly because we increased our funding capacity in anticipation of a significant increase in financing needs in the market following the outbreak of the
COVID-19
pandemic.

Other Short-Term Borrowings
Other short-term borrowings increased ¥9,324.4 billion to ¥16,055.5 billion as of March 31, 2020 from ¥6,731.1 billion as of March 31, 2019. This increase was mainly attributable to borrowings from the Bank of Japan in anticipation of a significant increase in financing needs in the market following the outbreak of the
COVID-19
pandemic.
Long-term Debt
Long-term debt decreased ¥63.7 billion to ¥27,926.8 billion as of March 31, 2020 from ¥27,990.5 billion as of March 31, 2019. This decrease was mainly due to redemption of long-term debt by MUFG Bank. The average balance of long-term debt for the fiscal year ended March 31, 2020 was ¥28,034.0 billion, a decrease of ¥633.5 billion from ¥28,667.5 billion for the previous fiscal year.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥199,791.8 billion for the fiscal year ended March 31, 2020 from ¥196,393.3 billion for the fiscal year ended March 31, 2019. These deposits provide us with a sizable source of stable and low-cost
funds. Our average deposits, combined with our average total equity of ¥15,417.9 billion, funded 66.1% of our average total assets of ¥325,500.4 billion during the fiscal year ended March 31, 2020. Our deposits exceeded our loans before allowance for credit losses by ¥85,767.8 billion as of March 31, 2020 compared to ¥82,396.9 billion as of March 31, 2019. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated
funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The balance of our short-term borrowings as of March 31, 2020 was ¥55,968.9 billion, and the average balance of short-term borrowings for the fiscal year ended March 31, 2020 was ¥37,630.9 billion. The balance of our long-term debt as of March 31, 2020 was ¥27,926.8 billion, and the average balance of long-term debt for the fiscal year ended March 31, 2020 was ¥28,034.1 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale
debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
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
•
Domestic banking subsidiaries
—Our major domestic banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined
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

•
Foreign banking subsidiaries
—Our major foreign banking subsidiaries, MUFG Americas Holdings and Krungsri, monitor various liquidity metrics, including total available liquidity, net non-core
funding dependence ratio, and minimum liquidity assets, as a tool to maintain a sufficient amount of liquidity and diversity of funding sources to allow them to meet expected obligations in both stable and adverse conditions. They regularly conduct stress testing, which incorporates both bank-specific and systemic market scenarios that would adversely affect its liquidity position, to facilitate the identification of appropriate remedial measures to help ensure that it maintains adequate liquidity in adverse conditions. In addition, we are working with our other foreign banking subsidiaries to enhance their liquidity risk management measures;
•
Securities subsidiaries
—Our securities subsidiaries implement liquidity and funding limits designed to maintain their requirements for funding from market sources below pre-determined
levels for specified periods. In addition, the securities subsidiaries regularly conduct analyses designed to assess the period for which they can continue to meet their respective liquidity requirements by selling or pledging assets they respectively hold under scenarios where they are unable to access any additional sources of financing in the market; and
•
Non-bank subsidiaries
—Our
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
We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. As of March 31, 2020, we held ¥23,462.9 billion of Japanese government bonds and government agency bonds as available-for-sale
debt securities. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.
In April 2020, Fitch downgraded the long-term credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking by
one-notch
from A to A-. Any downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. See “Item 3.D. Key Information—Risk Factors—Funding Liquidity Risk—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity.”
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

Total Equity
The following table presents a summary of our total equity as of March 31, 2019 and 2020:

	March 31, 2019	March 31, 2020
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,577.2	5,533.5
Retained earnings	8,333.6	8,319.1
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	8,094.0	8,079.5
Accumulated other comprehensive losses, net of taxes	(284.3)	(420.4)
Treasury stock, at cost	(517.2)	(506.0)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,199.6	¥15,016.5
Noncontrolling interests	785.1	728.0

Total equity	¥15,984.7	¥15,744.5

Ratio of total equity to total assets	5.24%	4.75%
Mitsubishi UFJ Financial Group shareholders’ equity as of March 31, 2020 was ¥15,016.5 billion, a decrease of ¥183.1 billion from ¥15,199.6 billion as of March 31, 2019.
Capital surplus decreased ¥43.7 billion to ¥5,533.5 billion as of March 31, 2020 from ¥5,577.2 billion as of March 31, 2019. This decrease was mainly due to repurchases of shares of our common stock and cancellation of the repurchased shares.
Retained earnings decreased ¥14.5 billion to ¥8,319.1 billion as of March 31, 2020 from ¥8,333.6 billion as of March 31, 2019, primarily reflecting dividend payments partially offset by the net income of our banking subsidiaries for the fiscal year ended March 31, 2020. We decided to pay our year-end
dividend of ¥12.5 per share of our common stock for the six months ended March 31, 2020, resulting in an annual dividend of ¥25 per share of our common stock for the fiscal year ended March 31, 2020.
As a result of our adoption on April 1, 2020 of Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments, we estimate that our retained earnings decreased approximately ¥270 billion to ¥330 billion as of the opening balance sheet date. For more information on this guidance, see Note 1 to our audited consolidated financial statements included elsewhere in this Annual Report.
Accumulated other comprehensive losses, net of taxes, as of March 31, 2020 was ¥420.4 billion, compared to ¥284.3 billion in losses as of March 31, 2019. This was mainly due to ¥129.6 billion of negative net change in the balance of pension liability adjustments because the investment returns on our pension plans decreased.
Total equity decreased ¥240.2 billion to ¥15,744.5 billion as of March 31, 2020 from ¥15,984.7 billion as of March 31, 2019. The ratio of total equity to total assets decreased 0.49 percentage points to 4.75% as of March 31, 2020 from 5.24% as of March 31, 2019.
Capital Adequacy
We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Ability to Meet Regulatory Capital

Requirements—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.”
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
As of March 31, 2020, we were required to maintain a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.01% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a
10-year
period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2020, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.7 percentage points.
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up
of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of March 31, 2020, we were required to maintain a minimum leverage ratio of 3.00%. A
G-SIB
leverage ratio buffer equal to 50% of the applicable
G-SIB
capital surcharge is expected to be applied to us in 2023. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”
TLAC Requirements for Banking Institutions in Japan
Our external TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or leverage exposure in accordance with the FSA guidance. We are required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis from March 31, 2019 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.” For information on the issuances of TLAC-qualified securities, see also “Recent Developments—Issuances of Senior Debt Securities for TLAC Purposes.”

Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios, leverage ratio and external TLAC ratios in accordance with Basel III as of March 31, 2019 and 2020. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2019	Minimum ratios required (1)	As of March 31, 2020	Minimum ratios required (1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥14,322.4		¥13,708.3
Additional Tier 1	1,953.8		1,914.9
Tier 1 capital	16,276.3		15,623.3
Tier 2 capital	2,493.4		2,656.2
Total capital	¥18,769.7		¥18,279.5
Risk-weighted assets	¥117,091.1		¥115,135.6
Capital ratios:
Common Equity Tier 1 capital	12.23%	8.54%	11.90%	8.51%
Tier 1 capital	13.90	10.04	13.56	10.01
Total capital	16.03	12.04	15.87	12.01
Leverage ratio	4.94	3.00	4.42	3.00
External TLAC ratios
Risk-weighted assets basis (2)	18.16	16.00	18.62	16.00
Leverage exposure basis	7.90	6.00	7.38	6.00

Notes:
(1)	The minimum capital ratios required as of March 31, 2019 include a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.04%. The minimum capital ratios required as of March 31, 2020 include a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.01%.
(2)	The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2019 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.04%. The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2020 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.01%.
Management believes that, as of March 31, 2020, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of March 31, 2020 was lower compared to the ratio as of March 31, 2019 due to a decrease in Common Equity Tier 1 capital, more than offsetting the impact of the decrease in risk-weighted assets. The decrease in Common Equity Tier 1 capital was mainly due to decreases in retained earnings and unrealized gains on available-for-sale
securities. The decrease in risk-weighted assets mainly reflected a decrease in credit risks resulting from updates to parameters for the calculation of credit risks and the impact of the appreciation of the Japanese yen against other major currencies, lower stock values and changes in other financial markets.
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The table below presents the risk-adjusted capital ratios and leverage ratios of MUFG Bank and Mitsubishi UFJ Trust and Banking in accordance with Basel III as of March 31, 2019 and 2020. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated
financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	As of March 31, 2019	Minimum capital ratios required	As of March 31, 2020	Minimum capital ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	10.83%	4.50%	10.70%	4.50%
Tier 1 capital ratio	12.46	6.00	12.29	6.00
Total capital ratio	14.42	8.00	14.43	8.00
Leverage ratio	4.63	3.00	4.21	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	19.57	4.50	19.46	4.50
Tier 1 capital ratio	21.26	6.00	21.90	6.00
Total capital ratio	24.40	8.00	25.46	8.00
Leverage ratio	5.09	3.00	4.51	3.00
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	11.69	4.50	10.67	4.50
Tier 1 capital ratio	13.53	6.00	12.52	6.00
Total capital ratio	15.58	8.00	14.76	8.00
Leverage ratio	4.84	3.00	4.02	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	19.42	4.50	20.11	4.50
Tier 1 capital ratio	21.12	6.00	22.27	6.00
Total capital ratio	24.25	8.00	25.42	8.00
Leverage ratio	5.55	3.00	5.87	3.00
Management believes that, as of March 31, 2020, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.
Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The following table presents the LCRs of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios were calculated in accordance with Japanese banking regulations. The percentages in the table below are rounded down. The minimum LCR required under Basel III as adopted by the FSA is 100% during the calendar year 2019 and 2020.

	Three months ended
	March 31, 2019 (1),(6)	June 30, 2019 (2),(6)	September 30, 2019 (3),(6)	December 31, 2019 (4),(6)	March 31, 2020 (5),(6)
MUFG (consolidated)	141.2%	145.6%	147.8%	152.3%	154.6%
MUFG Bank (consolidated)	150.7	155.8	158.9	163.2	165.9
MUFG Bank (stand-alone)	159.0	166.3	172.2	177.3	179.2
Mitsubishi UFJ Trust and Banking (consolidated)	115.2	119.4	115.9	116.4	114.1
Mitsubishi UFJ Trust and Banking (stand-alone)	141.5	138.5	130.3	133.0	130.0

Notes:
(1)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2019 and March 29 2019 divided by the average amount of net cash outflows for the same fifty-eight business days.
(2)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2019 and June 28, 2019 divided by the average amount of net cash outflows for the same fifty-nine business days.
(3)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2019 and September 30, 2019 divided by the average amount of net cash outflows for the same sixty-two
business days.

(4)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between October 1, 2019 and December 30, 2019 divided by the average amount of net cash outflows for the same sixty-two
business days.
(5)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 6, 2020 and March 31, 2020 divided by the average amount of net cash outflows for the same fifty-eight business days.
(6)	The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.
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
For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.” See also Note 21 to our consolidated financial statements included elsewhere in this Annual Report.
In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking are subject to the FRB’s requirements.
Capital Ratios of Banking Subsidiaries in the United States
The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2018 and 2019:

	As of December 31, 2018	Minimum capital ratios required as of December 31, 2018 (1)	As of December 31, 2019	Minimum capital ratios required as of December 31, 2019 (2)	Ratio OCC requires to be “well capitalized” as of December 2019
MUFG Americas Holdings:
Tier I capital (to risk-weighted assets)	13.96%	7.875%	14.10%	8.500%	—
Tier I capital (to quarterly average assets) (3)	8.77	4.000	8.88	4.000	—
Total capital (to risk-weighted assets)	14.60	9.875	14.73	10.500	—
Common Equity Tier I Capital (to risk-weighted assets)	13.96	6.375	14.10	7.000	—
MUFG Union Bank:
Tier I capital (to risk-weighted assets)	14.45%	7.875%	14.47%	8.500%	8.0%
Tier I capital (to quarterly average assets) (3)	10.61	4.000	10.65	4.000	5.0
Total capital (to risk-weighted assets)	15.09	9.875	15.11	10.500	10.0
Common Equity Tier I Capital (to risk-weighted assets)	14.45	6.375	14.47	7.000	6.5

Notes:
(1)	Beginning January 1, 2018, the minimum capital requirement includes a capital conservation buffer of 1.875%.
(2)	Beginning January 1, 2019, the minimum capital requirement includes a capital conservation buffer of 2.500%.
(3)	Excludes certain deductions.
Management believes that, as of December 31, 2019, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.
As of December 31, 2018 and 2019, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Total capital, Tier I capital and Common Equity Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table.
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
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of March 31, 2020, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥440.5 billion on a stand-alone basis represented 313.0% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥465.3 billion on a consolidated basis represented 316.2% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2019, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥446.6 billion on a stand-alone basis represented 331.6% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥469.3 billion on a consolidated basis represented 332.2% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.
Non-exchange
Traded Contracts Accounted for at Fair Value
The use of
non-exchange
traded or
over-the-counter
contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks.
Non-exchange
traded contracts are

accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange
traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of income. The following table summarizes the changes in the fair value of non-exchange
traded contracts for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥1,812	¥990
Changes attributable to contracts realized or otherwise settled during the fiscal year	(1,212)	(706)
Fair value of new contracts entered into during the fiscal year	356	719
Other changes in fair value, principally revaluation at end of fiscal year	34	(350)

Net fair value of contracts outstanding at end of fiscal year	¥990	¥653

The following table summarizes the maturities of
non-exchange
traded contracts as of March 31, 2020:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥—	¥261
Maturity less than 3 years	—	458
Maturity less than 5 years	—	—
Maturity 5 years or more	—	(66)

Total fair value	¥—	¥653

C.	Research and Development, Patents and Licenses, etc.
Not applicable.
D.	Trend Information
See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements
In the normal course of business, we engage in several types of off-balance
sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The following table summarizes these commitments as of March 31, 2020:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥3,109	¥763	¥226	¥4,098
Performance guarantees	2,160	738	160	3,058
Derivative instruments	36,021	14,543	8,272	58,836
Liabilities of trust accounts	6,752	451	5,939	13,142
Other	8	73	7	88

Total guarantees	48,050	16,568	14,604	79,222

Other off-balance sheet instruments:
Commitments to extend credit	51,274	22,745	2,379	76,398
Commercial letters of credit	707	49	1	757
Commitments to make investments	9	95	143	247
Other	4	1	—	5

Total other off-balance sheet instruments	¥51,994	¥22,890	¥2,523	¥77,407

See Note 24 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance
sheet instruments.
The contractual amounts of these guarantees and other
off-balance
sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. As of March 31, 2020, approximately 64% of these commitments have an expiration date within one year, 25% have an expiration date from one year to five years, and 11% have an expiration date after five years. Risks relating to off-balance
sheet instruments are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance
sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.
The fees generated specifically from
off-balance
sheet arrangements are not a dominant source of our overall fees and commissions.
Some of our
off-balance
sheet arrangements are related to activities of special purpose entities, most of which are VIEs. For further information, see Note 25 to our consolidated financial statements included elsewhere in this Annual Report.

F.	Tabular Disclosure of Contractual Obligations
The following table shows a summary of our contractual obligations outstanding as of March 31, 2020:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual obligations:
Time deposit obligations	¥55,230	¥7,951	¥1,332	¥832	¥65,345
Estimated interest expense on time deposit obligations (1)	227	22	3	1	253
Long-term debt obligations	10,117	6,426	3,490	7,884	27,917
Financing lease obligations	7	11	4	3	25
Operating lease obligations	107	137	77	196	517
Purchase obligations	102	108	111	42	363

Total (2)(3)	¥65,790	¥14,655	¥5,017	¥8,958	¥94,420

Notes:
(1)	Contractual obligations related to estimated interest expense on time deposit obligations are calculated by applying the March 31, 2020 weighted-average interest rate on outstanding time deposits.
(2)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding as of March 31, 2020. We expect to contribute approximately ¥26.3 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2021. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(3)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefits. The total amount of the liabilities for unrecognized tax benefits is ¥19.2 billion as of March 31, 2020. Among the liabilities for unrecognized tax benefits, it is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥2.4 billion during the next twelve months. For further information, see Note 8 to our consolidated financial statements included elsewhere in this Annual Report.
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
Members of the Board of Directors
The following table sets forth the members of our board of directors as of June 29, 2020, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Mariko Fujii (March 9, 1955)	Member of the Board of Directors (Outside Director)	April 1977	Joined Ministry of Finance
		July 1997	Director, International Affairs and Research Division, Customs and Tariff Bureau
		April 1999	Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo
		March 2001	Professor, Research Center for Advanced Economic Engineering, The University of Tokyo
		April 2004	Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo
		June 2014	Outside director of Electric Power Development Co., Ltd.
		October 2015	Resigned from Professor of The University of Tokyo
Resigned from an Outside director of Electric Power Development Co., Ltd.
Ambassador Extraordinary and Plenipotentiary of Japan to Latvia
		June 2016	Emeritus Professor of the University of Tokyo (incumbent)
		January 2019	Retired from Ambassador Extraordinary and Plenipotentiary of Japan to Latvia
		June 2019	Outside director of NTT DATA CORPORATION (incumbent)
Member of the Board of Directors (Outside director) of MUFG (incumbent)

Keiko Honda (September 27, 1961)	Member of the Board of Directors (Outside Director)	April 1984	Joined Bain & Company Japan, Incorporated
		May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
		July 1989	Joined McKinsey & Company, Inc. Japan
		July 1999	Partner of McKinsey & Company, Inc. Japan
		July 2007	Director (Senior Partner) of McKinsey & Company, Inc. Japan
		July 2013	Executive Vice President & CEO of Multilateral Investment Guarantee Agency (World Bank Group)
		October 2019	Retired from Multilateral Investment Guarantee Agency (World Bank Group)

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2020	Joined Columbia University School of International and Public Affairs as Adjunct Professor and Adjunct Senior Research Scholar (incumbent)
		March 2020	Outside Director of AGC Inc. (incumbent)
		June 2020	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Kaoru Kato (May 20, 1951)	Member of the Board of Directors (Outside Director)	April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
		July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
		April 2000	General Manager of Plant Department of NTT DoCoMo Kansai, Inc.
		June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc
		July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
		July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2018	Corporate Advisor of NTT DOCOMO, INC. (incumbent)
		June 2019	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Haruka Matsuyama (August 22, 1967)	Member of the Board of Directors (Outside Director)	April 1995	Assistant Judge, Tokyo District Court
		July 2000	Registered as an attorney at law, member of the Daini Tokyo Bar Association
Joined Hibiya Park Law Offices
		January 2002	Partner of Hibiya Park Law Offices (incumbent)
		June 2012	Outside Corporate Auditor of Vitec Co., Ltd.
		June 2013	Outside director of T&D Holdings, Inc. (incumbent)
		June 2014	External Audit & Supervisory Board member of MITSUI & CO., LTD. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Member of the Board of Directors (Outside director) of MUFG (incumbent)
		June 2015	Outside director of Vitec Co., Ltd. (current Restar Holdings Corporation) (incumbent)

Toby S. Myerson (July 20, 1949)	Member of the Board of Directors (Outside Director)	September 1977	Registered as an attorney at law, admitted in States of New York and California in the United States
		October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		April 1989	Managing Director of Wesserstein Perella & Co. Inc.
		November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 2014	Outside director of BK(US) (incumbent)
		December 2016	Retired from Paul, Weiss, Rifkind, Wharton & Garrison LLP
		January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
		February 2017	Outside director of MUAH (incumbent)
		June 2017	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Hirofumi Nomoto (September 27, 1947)	Member of the Board of Directors (Outside Director)	April 1971	Joined TOKYU CORPORATION
		April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
		April 2004	President & Representative Director of its communications Inc.
		June 2007	Director of TOKYU CORPORATION
Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
		January 2008	Managing Director of TOKYU CORPORATION
		June 2008	Senior Managing Director of TOKYU CORPORATION
		April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
		June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
		April 2011	President & Representative Director of TOKYU CORPORATION
		April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
		June 2019	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Yasushi Shingai (January 11, 1956)	Member of the Board of Directors (Outside Director)	April 1980	Joined Japan Tobacco and Salt Public Corporation (current Japan Tobacco Inc.)
		July 2001	Vice President of Financial Planning Division of Japan Tobacco Inc.
		June 2004	Senior Vice President, Head of Finance Group of Japan Tobacco Inc.
		July 2004	Senior Vice President, Chief Financial Officer of Japan Tobacco Inc.
		June 2005	Member of the Board, Senior Vice President, and Chief Financial Officer of Japan Tobacco Inc.
		June 2006	Member of the Board of Japan Tobacco Inc.,
Executive Vice President and Deputy CEO of JT International S.A.
		June 2011	Representative Director and Executive Vice President of Japan Tobacco Inc.
		June 2014	External Board Director of Recruit Holdings Co., Ltd.
		January 2018	Member of the Board of Japan Tobacco Inc.
		March 2018	Outside Director of Asahi Group Holdings, Ltd. (incumbent)
		June 2018	Member of the Board of Directors (Outside director) of MUFG (incumbent)
		June 2019	Outside director of Dai-ichi Life Holdings, Inc. (incumbent)

Tarisa Watanagase (November 30, 1949)	Member of the Board of Directors (Outside Director)	June 1975	Joined the Bank of Thailand
		January 1988	Economist, International Monetary Fund (On the Secondment)
		October 2002	Deputy Governor of the Bank of Thailand
		November 2006	Governor of the Bank of Thailand
		September 2010	Retired from the Bank of Thailand
		March 2013	Outside director of the Siam Cement Public Company Limited (incumbent)
		June 2017	Member of the Board of Directors (Outside director) of MUFG (incumbent)

Akira Yamate (November 23, 1952)	Member of the Board of Directors (Outside Director)	November 1977	Joined Price, Waterhouse & Co. Japan
		March 1983	Registered as Certified Public Accountant in Japan
		July 1991	Representative Partner of Aoyama Audit Corporation
Partner of Price Waterhouse
		April 2000	Representative Partner of Chuo Aoyama Audit Corporation
Partner of PricewaterhouseCoopers
		September 2006	Representative Partner of PricewaterhouseCoopers Aarata
		June 2013	Resigned from PricewaterhouseCoopers Aarata

Name (Date of Birth)	Position in MUFG	Business Experience
External Audit & Supervisory Board member of Nomura Real Estate Holdings, Inc.
External Audit & Supervisory Board member of Nomura Real Estate Development, Co., Ltd.
		June 2015	Retired from External Audit & Supervisory Board member of Nomura Real Estate Development, Co., Ltd.
Member of the Board of Directors (Outside director) of MUFG (incumbent)
External director of Nomura Real Estate Holdings, Inc.
External member of Board of Statutory Auditors, Prudential Holdings of Japan, Inc. (incumbent)
		June 2019	Retired from External director of Nomura Real Estate Holdings, Inc.
External director of Nomura Real Estate Development, Co., Ltd.
		June 2020	Retired from External director of Nomura Real Estate Development, Co., Ltd.

Junichi Okamoto (November 9, 1957)	Member of the Board of Directors	April 1980	Joined The Toyo Trust and Banking Company, Limited
		June 2008	Executive Officer of TB
		June 2010	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2012	Senior Managing Executive Officer of TB
		June 2013	Director, Deputy President and Executive Officer of TB
Member of the Board of Directors of MUFG
		June 2015	Senior Managing Corporate Executive of MUFG
		June 2017	Director of TB
Member of the Board of Directors of MUFG (incumbent)

Ritsuo Ogura (January 21, 1964)	Member of the Board of Directors	April 1986	Joined The Sanwa Bank, Limited
		June 2012	Executive Officer of BK
Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
		May 2017	Managing Executive Officer of MUFG
		April 2019	Managing Corporate Executive of MUFG
		April 2020	Managing Executive Officer of the MUFG
		June 2020	Member of the Board of Directors of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Nobuyuki Hirano (October 23, 1951)	Member of the Board of Directors Chairman (Corporate Executive)	April 1974	Joined The Mitsubishi Bank, Limited
		June 2001	Executive Officer of Bank of Tokyo-Mitsubishi, Ltd. (BTM)
		July 2004	Executive Officer of Mitsubishi Tokyo Financial Group, Inc. (MTFG)
		May 2005	Managing Executive Officer of BTM
		June 2005	Member of the Board of Directors, Managing Executive Officer of BTM
Member of the Board of Directors of MTFG
		January 2006	Member of the Board of Directors, Managing Executive Officer of BK
		October 2008	Member of the Board of Directors, Senior Managing Executive Officer of BK
		June 2009	Member of the Board of Directors, Deputy President of BK
Managing Executive Officer of MUFG
		June 2010	Member of the Board of Directors of MUFG
		October 2010	Member of the Board of Directors, Deputy President of MUFG
		April 2012	President & CEO of BK
Member of the Board of Directors of MUFG
		April 2013	President & CEO of MUFG
		June 2015	Member of the Board of Directors, President & Group CEO of MUFG
		November 2015	Director of Morgan Stanley
		April 2016	Chairman of BK
		April 2019	Member of the Board of Directors of BK
Member of the Board of Directors, Chairman of MUFG (incumbent)

Kanetsugu Mike (November 4, 1956)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Executive Officer of BTM
Executive Officer of MTFG
		May 2009	Managing Executive Officer of BK
		May 2011	Managing Executive Officer of MUFG
		June 2011	Member of the Board of Directors, Managing Executive Officer of BK
		May 2013	Senior Managing Executive Officer of BK
		October 2015	Executive Chairman of MUAH
Executive Chairman of BK(US)
		May 2016	Deputy President and Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2016	Member of the Board of Directors, Deputy President of BK
		June 2017	President & CEO of BK (incumbent)
Member of the Board of Directors, Deputy Chairman of MUFG
		April 2019	Member of the Board of Directors, President & Group CEO of MUFG

Name (Date of Birth)	Position in MUFG	Business Experience
		April 2020	Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)

Saburo Araki (August 6, 1957)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1981	Joined The Mitsubishi Bank, Limited
		June 2007	Executive Officer of BK
		May 2009	Executive Officer of MUFG
		May 2011	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2012	Member of the Board of Directors, Managing Executive Officer of BK
Member of the Board of Directors of MUFG
		June 2014	Managing Executive Officer of MUFG
		May 2015	Member of the Board of Directors, Senior Managing Executive Officer of BK
		June 2015	Senior Managing Corporate Executive of MUFG
		May 2016	Member of the Board of Directors, Deputy President of BK
		April 2018	President & CEO of SCHD (incumbent)
President & CEO of MUMSS (incumbent)
Deputy Chairman of MUFG
		June 2018	Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)
		June 2020	President & CEO of Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (incumbent)

Iwao Nagashima (March 15, 1963)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1985	Joined The Mitsubishi Trust and Banking Corporation
		June 2011	Executive Officer of TB
		June 2013	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2015	Director and Managing Executive Officer of TB
Managing Executive Officer of TB
		June 2016	Director and Senior Managing Executive Officer of TB
		April 2019	Director, Deputy President, and Executive Officer of TB
Senior Managing Corporate Executive of MUFG
President & CEO of MU Trust Apple Planning Company, Ltd.
		April 2020	President & CEO of TB (incumbent)
Deputy Chairman of MUFG
		June 2020	Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hironori Kamezawa (November 18, 1961)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		July 2014	Deputy CEO of Americas at BK(US)
		May 2017	Managing Corporate Executive of MUFG
		June 2017	Member of the Board of Directors, Managing Executive Officer of BK
		May 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		December 2018	CEO and Representative of the Board of Directors of Global Open Network, Inc.
		April 2019	Deputy President of MUFG
Member of the Board of Directors, Deputy President of BK
CEO and Representative of the Board of Directors of Global Open Network Japan, Inc.
		June 2019	Member of the Board of Directors, Deputy President of MUFG
		April 2020	Member of the Board of Directors of BK (incumbent)
Member of the Board of Directors, President & Group CEO of MUFG (incumbent)

Note:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“BK(US)” refers to MUFG Union Bank, N.A.
“MUAH” refers to MUFG Americas Holdings Corporation.
Corporate Executives
The following table sets forth our corporate executives as of June 29, 2020, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Nobuyuki Hirano (October 23, 1951)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Kanetsugu Mike (November 4, 1956)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Saburo Araki (August 6, 1957)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Name (Date of Birth)	Position in MUFG	Business Experience
Iwao Nagashima (March 15, 1963)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Hironori Kamezawa (November 18, 1961)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Masamichi Yasuda (August 22, 1960)	Senior Managing Corporate Executive (Group Head, Global Markets Business Group)	April 1983	Joined The Bank of Tokyo, Ltd
		June 2009	Executive Officer of BK, seconded to Union Bank
		May 2011	Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
		May 2015	Managing Executive Officer of MUFG
		June 2015	Member of the Board of Directors, Managing Executive Officer of BK
Member of the Board of Directors of SCHD
Member of the Board of Directors, Managing Corporate Executive of MUFG
		May 2017	Member of the Board of Directors, Senior Managing Executive Officer of BK
Member of the Board of Directors, Senior Managing Corporate Executive of MUFG
		June 2018	Senior Managing Corporate Executive of MUFG (incumbent)
		April 2019	Senior Managing Executive Officer of SCHD (incumbent)
Member of the Board of Directors, Deputy President of MUMSS (incumbent)

Kenji Yabuta (April 27, 1960)	Senior Managing Corporate Executive (Group Head, Japanese Corporate & Investment Banking Business Group Head of Research & Advisory Unit)	April 1983	Joined The Mitsubishi Bank, Limited
		June 2009	Executive Officer of BK
Executive Officer of MUFG
		May 2013	Managing Executive Officer of BK
		May 2017	Senior Managing Executive Officer of BK
		April 2018	Senior Managing Corporate Executive of MUFG (incumbent)
		May 2018	Deputy President of BK
		June 2018	Member of the Board of Directors, Deputy President of BK (incumbent)

Naoki Hori (January 27, 1961)	Senior Managing Corporate Executive (Group Head, Retail & Commercial Banking Business Group)	April 1983	Joined The Sanwa Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2013	Managing Executive Officer of BK
		May 2016	Managing Executive Officer of MUFG
		June 2016	Member of the Board of Directors, Managing Executive Officer of BK

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2017	Member of the Board of Directors, Senior Managing Executive Officer of BK
		May 2018	Senior Managing Corporate Executive of MUFG (incumbent)
		April 2019	Member of the Board of Directors, Deputy President of BK (incumbent)

Masato Miyachi (June 14, 1960)	Senior Managing Corporate Executive (Group Head, Global Corporate & Investment Banking Business Group)	April 1984	Joined The Bank of Tokyo, Ltd.
		June 2010	Executive Officer of BK
		May 2014	Managing Executive Officer of BK
		October 2014	Managing Executive Officer of MUFG
		May 2017	Chairman of MUAH
Chairman of BK(US)
		May 2018	Senior Managing Executive Officer of BK
		June 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
		July 2018	Senior Managing Corporate Executive of MUFG (incumbent)
		April 2019	Member of the Board of Directors, Deputy President of BK (incumbent)

Sunao Yokokawa (December 10, 1963)	Senior Managing Corporate Executive (Group Head, Asset Management & Investor Services Business)	April 1986	Joined MTB
		June 2012	Executive Officer of TB
		May 2014	Executive Officer of MUFG
		June 2015	Managing Executive Officer of TB
		June 2017	Director and Managing Executive Officer of TB
Managing Corporate Executive of MUFG
		April 2019	Director and Senior Managing Executive Officer of TB
Senior Managing Corporate Executive of MUFG (incumbent)
		April 2020	Director, Deputy President, and Executive Officer of TB (incumbent)

Takayoshi Futae (January 16, 1961)	Senior Managing Corporate Executive (Group Head, Global Commercial Banking Business Group Group Chief Operational Officer, or Group COO-I)	April 1983	Joined The Sanwa Bank, Limited
		June 2010	Executive Officer of BK
		May 2014	Managing Executive Officer of BK
		May 2016	Managing Executive Officer of MUFG
		May 2017	Senior Managing Executive Officer of BK
		April 2019	Senior Managing Corporate Executive of MUFG
Senior Managing Executive Officer of SCHD (incumbent)
		June 2019	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)

Masahiro Kuwahara (November 11, 1962)	Senior Managing Corporate Executive (Group Chief Risk Officer, or CRO)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2012	Executive Officer of BK
Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK

Name (Date of Birth)	Position in MUFG	Business Experience
Managing Executive Officer of MUFG
		May 2019	Managing Corporate Executive of MUFG
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
		April 2020	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Yoshitaka Shiba (July 25, 1961)	Senior Managing Corporate Executive (Group Chief Audit Officer, or CAO) Managing Director, Head of Internal Audit Division	April 1986	Joined The Tokai Bank, Ltd.
		June 2012	Executive Officer of BK
		July 2015	Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
		April 2020	Senior Managing Corporate Executive of MUFG (incumbent)

Tetsuya Yonehana (February 10, 1964)	Senior Managing Corporate Executive (Group CFO)	April 1986	Joined The Mitsubishi Trust and Banking Corporation
		June 2012	Executive Officer of TB
Executive Officer of MUFG
		June 2015	Managing Executive Officer of TB
		June 2016	Director and Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2019	Director and Senior Managing Executive Officer of TB
		April 2020	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG (incumbent)
		June 2020	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)

Naomi Hayashi (March 16, 1965)	Managing Corporate Executive (Group CSO in charge of Corporate Planning Division (excluding Budget & Resources Management and Global Business), Corporate Administration Division)	April 1987	Joined The Mitsubishi Bank, Limited
		June 2013	Executive Officer of BK
Executive Officer of MUFG
		January 2017	Managing Executive Officer of BK
		May 2018	Managing Corporate Executive of MUFG (incumbent)
		June 2018	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
Member of the Board of Directors of SCHD (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Junichi Hanzawa (January 19, 1965)	Managing Corporate Executive (Group Chief Compliance Officer, or Group CCO)	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		May 2018	Managing Executive Officer of BK
		April 2019	Managing Corporate Executive of MUFG (incumbent)
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Hiroki Kameda (May 17, 1965)	Managing Corporate Executive (Group Chief Information Officer, or CIO)	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		June 2018	President & CEO of Mitsubishi UFJ Information Technology, Ltd. (incumbent)
		April 2019	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Hiroshi Mori (February 21,1965)	Managing Corporate Executive (Group Chief Legal Officer, or CLO)	April 1993	Seconded to Finance Bureau of Ministry of Home Affairs
		June 2003	Seconded to Tesac Corporation, a Company under reorganization Trustee representative, Manager of Corporate Planning Department
		October 2006	Registered as attorney at law Joined Nishimura & Asahi
		November 2010	Outside Director, USEN Corporation
		January 2012	Partner at Nishimura & Asahi
		June 2013	Substitute Auditor of KAGOME CO., LTD.
		March 2016	Outside Director, Audit & Supervisory Committee Member of KAGOME CO., LTD.
		June 2016	Outside Director, Audit & Supervisory Committee Member of SCHD
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK(incumbent)
Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Tomohiro Kimura (June 7, 1967)
Managing Corporate Executive
(Group Chief Human Resource Officer, or Group CHRO
Group Deputy Chief Digital Transformation Officer, or Group Deputy CDTO
in sub-charge of Corporate Administration Division)
		April 1990	Joined The Mitsubishi Trust and Banking Corporation
		June 2017	Executive Officer of TB
Executive Officer of MUFG
		April 2020	Director and Managing Executive Officer of TB (incumbent)
Managing Corporate Executive of MUFG (incumbent)
President & CEO of MU Trust Apple Planning Company, Ltd. (incumbent)
President & CEO of M.U.Trust Sougou Kanri Co., Ltd. (incumbent)

Masakazu Osawa (June 20, 1968)	Managing Corporate Executive (Group Chief Digital Transformation Officer, or Group CDTO Managing Director, Head of Digital Transformation Division)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2017	Executive Officer of The Bank of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
CEO and Representative of the Board of Directors of Global Open Network, Inc. (incumbent)
Chairman and Representative of the Board of Directors of Global Open Network Japan, Inc. (incumbent)
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Note:	The following abbreviations are used in the table above:
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

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation, by MUFG and its subsidiaries during the fiscal year ended March 31, 2020 to our directors (excluding outside directors), to corporate executives and to outside directors, was ¥133 million, ¥2,266 million and ¥224 million, respectively.
The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2020 to our directors and corporate executives consisted of annual base salaries, performance-based stock compensation, cash bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executives.

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2020 to our directors (excluding outside directors) and corporate executives:

		Non-Adjustable Compensation		Adjustable Compensation
Number of Directors and Corporate Executives (1)	Aggregate Compensation	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation	Retirement Allowances (2)	Other
	(in millions)
22	¥2,399	¥1,357	¥326	¥508	¥208	—	¥0

Notes:
(1)	Includes the current directors and corporate executives as well as those who retired during the fiscal year ended March 31, 2020 but excludes the outside directors.

(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2020, pursuant to a one-time
shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2020:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses
	(in millions)
Nobuyuki Hirano	¥181	MUFG	¥58	¥39	¥47
		BK	17	14	6
Mikio Ikegaya	¥178	MUFG	¥34	¥21	¥29
		TB	34	27	33
Saburo Araki	¥137	MUFG	¥25	¥20	¥24
		SCHD	13	9	12
		MUMSS	13	9	12
Kanetsugu Mike	¥215	MUFG	¥50	¥30	¥44
		BK	33	28	30
Hironori Kamezawa	¥128	MUFG	¥43	¥15	¥14
		BK	26	20	10
Kenji Yabuta	¥127	MUFG	¥43	¥14	¥16
		BK	26	17	11
Naoki Hori	¥129	MUFG	¥40	¥14	¥14
		BK	23	22	10
		ACOM	6	—	—
Masato Miyachi	¥190	MUFG	¥92	¥—	¥18
		BK	69	—	11
Takayoshi Futae	¥101	MUFG	¥28	¥7	¥7
		BK	26	10	8
		SCHD	9	3	3
Iwao Nagashima	¥113	MUFG	¥36	¥11	¥13
		TB	21	23	9

Note:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. (or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation. .
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS” refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
“ACOM” refers to ACOM Co., Ltd.

Annual Base Salary
Annual base salaries were paid to our directors (including outside directors) and corporate executives in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside directors) and corporate executives for the fiscal year ended March 31, 2020 was ¥1,357 million. The aggregate annual base salary paid to our outside directors for the same period was ¥224 million.
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
The second performance-based stock compensation plan commenced on December 1, 2016. The trust for the plan was funded with 8.8 billion in cash, and an aggregate of 13,004,300 shares of MUFG common stock were purchased by the trustee of the plan trust in November 2016 and May 2017. The plan was adopted to replace the outstanding stock acquisition rights under our previous stock-based compensation structure. Upon the adoption of the plan, the stock acquisition rights that had been allotted to grantees but remained unexercised under the then-outstanding stock-based compensation plans were exchanged for points under the performance-based stock compensation plan, and the rights to receive shares of MUFG common stock represented by these points were vested. The outstanding stock acquisition rights of grantees who were on overseas assignments at the time of the adoption of the plan were exchanged for points under the performance-based stock compensation plan upon their return to Japan.

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
For more information on the Performance-based Stock Compensation Plans, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Cash Bonuses
We from time to time pay cash bonuses to our directors and corporate executives to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses are deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s or corporate executive’s individual performance of his or her duties as a director or corporate executive in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors is eligible to receive a cash bonus. The compensation committee determines the cash bonus for each director and corporate executive based on our financial results and his or her job performance for the preceding fiscal year as well as his or her seniority and experience. The aggregate cash bonus paid to our directors and corporate executives for the fiscal year ended March 31, 2020 was ¥508 million.
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
Pursuant to a
one-time
shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. No retirement allowance was paid by MUFG and its subsidiaries pursuant to the one-time
shareholder approval during the fiscal year ended March 31, 2020 to our directors (excluding outside directors), to corporate auditors (excluding outside corporate auditors) and to outside directors and corporate auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions.
Stock-based Compensation Plans
Prior to 2016, as part of our compensation structure, we issued stock acquisition rights to further motivate our directors (excluding outside directors) and certain of our corporate auditors and officers to contribute to the improvement of our stock prices and profits. As of March 31, 2020, an aggregate of 1,669 stock acquisition rights, each representing a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock, under these previous stock-based compensation plans remained unexercised. All of them were waived as of April 1, 2020, and exchanged for points under the second performance-based stock compensation plan as of April 2, 2020.
MUFG Americas Holdings Corporation Stock Bonus Plan
Under the MUFG Americas Holdings Corporation Stock Bonus Plan, qualified key employees of MUFG Americas Holdings are granted Restricted Share Units, or RSUs, representing a right to receive American Depositary Receipts, or ADRs, evidencing ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants, upon the satisfaction of vesting conditions, to be determined pursuant to the plan as well as a Restricted Share Unit Agreement between MUFG Americas Holdings and the grantees.
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
The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUFG Americas Holdings and the trustee. As of June 30, 2020, 108,220,888 RSUs have been granted under the plan, of which 43,554,160 RSUs were outstanding as of June 30, 2020.
For more information on the plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Share Ownership
As of July 1, 2020, our directors and corporate executives held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Mariko Fujii	—
Keiko Honda	—
Kaoru Kato	—
Haruka Matsuyama	4,040
Toby S. Myerson	368	*
Hirofumi Nomoto	25,000
Yasushi Shingai	—
Tarisa Watanagase	—
Akira Yamate	—
Junichi Okamoto	182,892
Ritsuo Ogura	88,534

Corporate Executives	Number of Shares Registered
Nobuyuki Hirano	82,141
Kanetsugu Mike	49,362
Saburo Araki	210,980
Iwao Nagashima	90,581
Hironori Kamezawa	25,539
Masamichi Yasuda	127,419
Kenji Yabuta	38,304
Naoki Hori	41,988
Masato Miyachi	7,259
Sunao Yokokawa	22,546
Takayoshi Futae	9,184
Masahiro Kuwahara	18,700
Yoshitaka Shiba	18,003
Tetsuya Yonehana	22,522
Naomi Hayashi	1,210
Junichi Hanzawa	39,900
Hiroki Kameda	45,283
Hiroshi Mori	1,485
Tomohiro Kimura	9,000
Masakazu Osawa	4,800

*	Held in the form of ADRs.
None of the shares of our common stock held by our directors and corporate executives have voting rights that are different from shares of our common stock held by any other shareholder.
For information on the performance-based stock compensation for our directors and corporate executives, see “—Performance-based Stock Compensation Plans.”
C.	Board Practices
Our articles of incorporation provide for a board of directors with statutorily mandated nominating and governance committee, audit committee and compensation committee, each consisting of members of the board of directors. We have also elected, though not statutorily mandated under the Companies Act of Japan, to establish a risk committee consisting of directors and external experts. In May 2016, we established a U.S. risk committee pursuant to the U.S. Enhanced Prudential Standards for foreign banking organizations. Our corporate executives are responsible for executing and managing our business operations based on a delegation of authority by the board of directors, and our directors set our key management policies and oversee the execution of duties by these corporate executives.
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
With respect to companies adopting the first system, including MUFG, each of the nominating, audit and compensation committees must consist of members of the board of directors, and the majority of each committee must be outside directors as defined by the Companies Act. In addition, the board of directors must appoint corporate executives (
shikkoyaku
) to execute and manage the business operations of the company under the authority delegated by the board of directors. Based on this system, our current governance framework is designed to facilitate more flexible and swifter decision-making and increase transparency in our management processes.
An “outside director” is defined by the Companies Act as a person who meets all of the following conditions:
•	the person is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director, who is a director concurrently performing an executive role (
gyomu shikko torishimariyaku
), a corporate executive, a manager (
shihainin
), or any other type of employee of the company or any of its subsidiaries;
•	if the person has been a
non-executive
director, a corporate auditor, or an accounting adviser (
kaikei sanyo
) of the company or any of its subsidiaries within the ten years prior to his or her assumption of office as outside director, the person was not an executive director, a corporate executive, a manager or any other type of employee of the company or any of its subsidiary in the ten years prior to his or her assumption of office as such;
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
Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Our nominating and governance committee currently consists of five directors. The chairman of the committee is Hirofumi Nomoto, an outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Haruka Matsuyama, who are outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2019 and March 2020, the nominating and governance committee met 14 times.
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
Under the Companies Act, the audit committee must consist of at least three non-executive
directors, and the majority of its members must be outside directors. Our committee currently has five members. The chairman of the committee is Akira Yamate, an outside director. The other members of the committee are Kaoru Kato and Yasushi Shingai, who are outside directors, and Junichi Okamoto and Ritsuo Ogura, who are non-executive
directors. Between April 2019 and March 2020, the audit committee met 16 times.
Compensation Committee
The compensation committee establishes our policy regarding the determination of the compensation of MUFG’s directors, corporate executives, executive officers (
shikko yakuin
) and others and also determines the details of individual compensation based on the policy. The committee discusses and makes recommendations to the board of directors regarding the establishment, revision and abolition of compensation systems for the chairman, the deputy chairman, the president and others of each of our major subsidiaries.

Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Our compensation committee currently consist of five directors. The chairman of the committee is Haruka Matsuyama, an outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Hirofumi Nomoto, who are outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2019 and March 2020, the compensation committee met 8 times.
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
MUFG Corporate Governance Policies provide that the committee shall consist of directors and external experts. External experts are professionals with no prior employment relationship with any of the MUFG group companies. The committee currently has eight members. The chairperson of the committee is Mariko Fujii, an outside director. The other members of this committee are Toby S. Myerson, Yasushi Shingai and Tarisa Watanagase, who are outside directors, Naomi Hayashi, Managing Corporate Executive and Group CSO, and Shinichi Koide, Atsushi Miyanoya and Kazuhiko Ohashi, who are external experts. Between April 2019 and March 2020, the risk committee met four times.
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
The members of the U.S. risk committee are appointed by MUFG’s board of directors after consideration of member candidates reviewed and recommended by MUFG’s risk committee and nominating and governance committee. The committee shall consist of members of the MUFG Americas Holdings Risk Committee, delegates from MUFG, the Chairman of the MUFG Americas Holdings Board and MUFG Americas Holdings’ CEO, with the chairperson of the committee being an outside director of MUFG Americas Holdings. The committee currently has eight members. The chairperson of the committee is Ann F. Jaedicke, an outside director of MUFG Americas Holdings. The other members of this committee are Dean A. Yoost, Suneel Kamlani, Toby Myerson and Roberta Bienfait, who are outside directors of MUFG Americas Holdings, Kazuo Koshi, the Chairman of the MUFG Americas Holdings Board, Masahiro Kuwahara, Senior Managing Corporate Executive and Group CRO of MUFG and Stephen Cummings, MUFG Americas Holdings’ CEO.
Corporate Executives
Our corporate executives are responsible for executing and managing our business operations within the scope of the authority delegated to them by the board of directors.
Under the Companies Act, at least one corporate executive must be appointed by a resolution of the board of directors. We currently have 20 corporate executives. Under our articles of incorporation, the board of directors shall appoint a president and a deputy president, who, as representative corporate executives, may represent us severally. The term of office of each corporate executive expires at the conclusion of the first meeting of the board of directors convened after the ordinary general meeting of shareholders for the last fiscal year that ends within one year following the corporate executive’s assumption of office.
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
As of March 31, 2020, we had approximately 133,200 employees, an increase of approximately 20,500 employees compared with the number of employees as of March 31, 2019 primarily due to Bank Danamon becoming a consolidated subsidiary in April 2019. As of March 31, 2020, we had approximately 35,200 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2020:

Business unit
MUFG Bank:
Retail & Commercial Banking Business Unit	17%
Japanese Corporate & Investment Banking Business Unit	3
Global Corporate & Investment Banking Business Unit	2
Global Commercial Banking Business Unit	41
Global Markets Business Unit	1
Corporate Center/Corporate Staff	16
Mitsubishi UFJ Trust and Banking:
Trust-Banking	3
Trust Assets	4
Real Estate	1
Global Markets	0
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Retail & Commercial Banking Business Unit	3
Japanese Corporate & Investment Banking Business Unit	1
Global Corporate & Investment Banking Business Unit	0
Global Markets Business Unit	1
Corporate Center/Corporate Staff	1
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	0
Systems & Systems Integration Division	0
Corporate Division	0
Others	0
Others	2

100%

Location
MUFG Bank:
Japan	25%
United States	10
Europe	1
Asia/Oceania excluding Japan	43
Other areas	1
Mitsubishi UFJ Trust and Banking:
Japan	8
United States	1
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	5
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	3
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.
E.	Share Ownership
The information required by this item is set forth in “—B. Compensation.”
Item 7.	Major Shareholders and Related Party Transactions.
A.	Major Shareholders
Common Stock
As of March 31, 2020, we had 754,778 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2020, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue (2)
The Master Trust Bank of Japan, Ltd. (Trust account) (1)	882,084,400	6.49%
Japan Trustee Services Bank, Ltd. (Trust account) (1)	681,642,700	5.01%
SSBTC CLIENT OMNIBUS ACCOUNT	323,134,697	2.37%
Japan Trustee Services Bank, Ltd. (Trust account 5) (1)	274,801,900	2.02%
BNYM RE NORWEST/WELLS FARGO OMNIBUS	271,085,100	1.99%
Japan Trustee Services Bank, Ltd. (Trust account 9) (1)	253,343,500	1.86%
JP Morgan Chase Bank 385151	218,028,972	1.60%
Government of Norway	199,031,525	1.46%
Japan Trustee Services Bank, Ltd. (Trust account 7) (1)	187,972,500	1.38%
State Street Bank West Client-Treaty 505234	182,289,491	1.34%

Total	3,473,414,785	25.57%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	Numbers are truncated after two decimal points.
(3)	According to a beneficial ownership report on Schedule 13G filed with the SEC by BlackRock Inc. on February 5, 2020, BlackRock and its consolidated subsidiaries beneficially owned an aggregate of 5.7% of the outstanding shares of our common stock as of December 31, 2019. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
As of March 31, 2020, 1,600,189 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate executives.
As of March 31, 2020, 1,950,974,214 shares, representing 14.36% of our outstanding common stock, were owned by 388 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 180,818,006 shares, or 1.33%, of our total issued shares of common stock.
Our major shareholders do not have different voting rights.
B.	Related Party Transactions
As of March 31, 2020, we held approximately 23.9% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012. In April 2018, we entered into a sales plan with Morgan Stanley and Morgan Stanley & Co. LLC, pursuant to which we will sell portions of the shares of Morgan Stanley common stock that we hold to Morgan Stanley through Morgan Stanley & Co. LLC acting as agent for Morgan Stanley to the extent necessary to ensure that our beneficial ownership will remain below 24. 9%.
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
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2020, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectability or present other unfavorable features.
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
As part of our compensation structure, we have granted performance-based stock compensation rights to our directors and corporate executives. For a detailed discussion of the stock acquisition rights, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”
C.	Interests of Experts and Counsel
Not applicable.
Item 8.	Financial Information.
A.	Consolidated Statements and Other Financial Information
The information required by this item is set forth in our consolidated financial statements starting on page
 F-1
of this Annual Report and in “Selected Statistical Data” starting on page
A-1
of this Annual Report.
Pursuant to Rule
3-09
of Regulation
S-X,
the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2018 and 2019 and for the fiscal years ended December 31, 2017, 2018 and 2019, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form
10-K
filed on February 27, 2020.
Legal Proceedings
From time to time, we are involved in various litigation matters and other legal proceedings, including regulatory actions. Although the final resolution of any such matters and proceedings could have a material effect on our consolidated operating results for a particular reporting period, based on our current knowledge and consultation with legal counsel, we believe the current litigation matters and other legal proceedings, when ultimately determined, will not materially affect our results of operations or financial position. For more information, see “Item 3.D. Key Information—Risk Factors—Operational Risk—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.” and Note 26 to our consolidated financial statements included elsewhere in this Annual Report.
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
Year-end
dividends in the amount of ¥12.5 per share of our common stock (in addition to interim dividends of ¥12.5 per share of our common stock) for the fiscal year ended March 31, 2020 were approved by shareholders at the ordinary general meeting of shareholders held on June 29, 2020.

See Exhibit 2(c) to this Annual Report for additional information on our dividends policy.
Under the Japanese foreign exchange regulations currently in effect, dividends paid on shares held by non-residents
of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which ADSs are issued, the depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into U.S. dollars and transfer the resulting U.S. dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into U.S. dollars and to distribute the amount received, after deduction of any applicable withholding taxes, to the holders of ADSs. See “Item 10.D. Additional Information—Exchange Controls” and Exhibit 2(c) to this Annual Report.
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
Common Stock
As of March 31, 2020, a total of 13,581,995,120 shares of common stock (including 741,772,308 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.
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
non-residents
of Japan.

“Foreign investors” are defined as:
•	natural persons who are non-resident of Japan;
•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;
•	corporations of which 50% or more of the shares are directly or indirectly held by individuals not resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;
•	(A) partnerships 50% or more of whose contributions are made by (1) natural persons who are non-residents
of Japan, (2) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (3) corporations of which 50% or more of the shares are directly or indirectly held by individuals not resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (4) corporations, a majority of the officers (or a majority of the officers having the power to represent the corporation) of which are non-resident
individuals, or (5) other partnerships a majority of whose operating partners fall under any of (1) through (4), or (B) partnerships a majority of whose operating partners are (i) any of (1) through (5) above, (ii) other partnerships 50% or more of whose contributions are made by non-residents
of Japan or partnerships that are any of (1) through (5) above, or (iii) certain limited liability partnerships under the Limited Liability Partnership Act; and
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
If a foreign investor acquires our shares, and, together with parties who have a special relationship with that foreign investor, holds ten percent or more of our issued shares as a result of such acquisition, the foreign investor must file a report of such acquisition with the Minister of Finance and any other competent Minister within 45 days from such acquisition. Further, an amendment to the Foreign Exchange Law which took effect on May 8, 2020, introduced a similar reporting requirement where a foreign investor acquires the right to instruct voting on shares through acquisition of ADSs or otherwise and holds, together with parties who have a special relationship with that foreign investor, the right to instruct voting on shares representing ten percent or more of the voting rights in us. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.
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
The Tax Convention establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a U.S. resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for U.S. holders (as defined below) is generally set at 10% of the gross amount distributed. However, the maximum rate is 5% of the gross amount distributed if the recipient is a corporation and owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Furthermore, the amount distributed shall not be taxed if the recipient is (i) a pension fund which is a U.S. resident, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund or (ii) a company with a 50% or more interest in the paying company and satisfies certain other requirements. U.S. holders (as defined below) are urged to consult their own tax advisors with respect to their eligibility for benefits under the Tax Convention.
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
Proposed Treasury regulations and an earlier IRS notice would convert what would otherwise be passive income into non-passive
income when such income is banking income earned by an active bank. The proposed Treasury regulations and IRS notice have different requirements for qualifying as an active bank, and for determining the banking income that may be excluded from passive income under this special rule for active banks. Moreover, the proposed Treasury regulations have been outstanding since 1994 and will not be effective unless finalized. Because final regulations have not been issued, the definition of banking income for purposes of the active bank exception is unclear under both the proposed Treasury regulations and the notice. Based upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2020. The determination of whether we are a PFIC must be made annually and involves a fact-intensive
analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2021 or any future taxable year due to changes in our income or asset composition and the expiration of the temporary IRS guidance described above. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form. Moreover, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a
“mark-to-market”
election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.
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
Mark-to-Market Election
.    If the shares or ADSs are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such shares or ADSs would constitute “marketable stock” for purposes of the PFIC rules, and a U.S. holder would not be subject to the foregoing PFIC rules if such holder made a mark-to-market
election. After making such an election, the U.S. holder generally would include as ordinary income each year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our shares or ADSs at the end of the taxable year over such holder’s adjusted basis in such shares or ADSs. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. holder also would be allowed to take an ordinary loss in respect of the excess, if any, of the holder’s adjusted basis in our shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market
election). A U.S. holder’s tax basis in our shares or ADSs would be adjusted to reflect any income or loss amounts resulting from a mark-to-market
election. If made, a
mark-to-market
election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the shares or ADSs cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that we are classified as a PFIC, U.S. holders are urged to consult their tax advisors regarding the availability of the mark-to-market
election, and whether the election would be advisable in the holder’s particular circumstances.
QEF Election
.    The PFIC rules outlined above also would not apply to a U.S. holder if such holder alternatively elected to treat us as a “qualified electing fund” or “QEF.” An election to treat us as a QEF will not be available, however, if we do not provide the information necessary to make such an election. We will not provide U.S. holders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to our shares.
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
We file periodic reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains a web site (http://www.sec.gov) that contains periodic reports and other information regarding registrants, including us, electronically filed with the SEC. Except otherwise specified in this Annual Report, no information is incorporated by reference in this Annual Report (including, without limitation, information on our website at https://www.mufg.jp/).
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
We identify various risks arising from businesses based on group-wide uniform criteria and implement integrated risk management to ensure a stronger financial condition and to maximize shareholder value. Based on this approach, we identify, measure, control and monitor a wide variety of risks so as to achieve a stable balance between earnings and risks. We undertake risk management to create an appropriate capital structure and to achieve optimal allocation of resources. However, our risk management measures may not be fully effective in identifying all risks or mitigating the impact of any materialized risk on us.

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

Risk Management System
We have adopted an integrated risk management system to promote close cooperation among the holding company and group companies. The holding company and the major subsidiaries (which are MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings) each appoint a chief risk officer and establish an independent risk management division. The board of directors of the holding company determines risk management policies for various types of risks based on the discussions at, and reports and recommendations from, committees established specially for risk management purposes. The holding company has established committees to oversee management in managing risks relevant to the Group. Following the fundamental risk management policies determined by the board of directors, each group company establishes its own systems and procedures for identifying, analyzing and managing various types of risks from both quantitative and qualitative perspectives. The holding company seeks to enhance group-wide risk identification, to integrate and improve the Group’s risk management system and related methods, to maintain asset quality, and to eliminate concentrations of specific risks.
The following diagram summarizes our integrated risk management framework:
Risk Management System

Crisis Management Framework
In order to have a clear critical response rationale and associated decision-making criteria, we have developed systems designed to ensure that our operations are not interrupted or can be restored to normal quickly in the event of a crisis such as a natural disaster, a pandemic of an infectious diseases or system failure so as to minimize any disruption to customers and markets. A crisis management team within the holding company is the central coordinating body in the event of any emergency. Based on information collected from crisis management personnel at the major subsidiaries, this central body would assess the overall impact of a crisis on the Group’s business and establish task forces that could implement all countermeasures to restore full operations. We have business continuity plans to maintain continuous operational viability in the event of natural disasters, system failures and other types of emergencies. Regular training drills are conducted to upgrade the practical effectiveness of these systems. In addition, in an effort to effectively deal with the
COVID-19
pandemic, we have established a Group Crisis Event Control Headquarter to deliberate, formulate and implement basic policies and countermeasures designed to ensure that our business operations are properly maintained and we remain well positioned to respond to the needs of our customers.
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
Implementation of Basel Standards
In determining capital ratios under the FSA guidelines implementing Basel III, we and our major banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2020. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUFG Americas Holdings has adopted a phased rollout of the Internal Ratings-Based Approach. We reflect market risk in our risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk,
or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines implementing Basel III, we reflect operational risk in our risk-weighted assets by using the Standardized Approach and the Advanced Measurement Approach.
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

MUFG and its major banking subsidiaries apply a uniform credit rating system for asset evaluation and assessment, loan pricing, and quantitative measurement of credit risk. This system also underpins the calculation of capital requirements and the management of credit portfolios. We continually seek to upgrade our credit portfolio management, or CPM, expertise to achieve an improved risk-adjusted return based on the Group’s credit portfolio status and flexible response capability to economic and other external changes.
Credit Risk Management System
The credit portfolios of our major banking subsidiaries (which are MUFG Bank and Mitsubishi UFJ Trust and Banking) are monitored and assessed on a regular basis by the holding company to maintain and improve asset quality. A uniform credit rating and asset evaluation and assessment system is used to ensure timely and proper evaluation of all credit risks. Under our credit risk management system, each of our subsidiaries in the banking, securities, consumer finance, and leasing businesses, manages its respective credit risk on a consolidated basis based on the attributes of the risk, while the holding company oversees and manages credit risk on an overall group-wide basis. The holding company also convenes regular committee meetings to monitor credit risk management at banking subsidiaries and to issue guidance where necessary.
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
The following table sets forth our borrower grades:
Definition of MUFG Borrower Rating

MUFG Borrower Rating	MUFG Borrower Rating Definition

1	The capacity to meet financial commitments is extremely certain, and the borrower has the highest level of creditworthiness.

2	The capacity to meet financial commitments is highly certain, but there are some elements that may result in lower creditworthiness in the future.

3	The capacity to meet financial commitments is sufficiently certain, but there is the possibility that creditworthiness may fall in the long run.

4	There are no problems concerning the capacity to meet financial commitments, but there is the possibility that creditworthiness may fall in the long run.

5	There are no problems concerning the capacity to meet financial commitments, and creditworthiness is in the middle range.

6	There are no problems concerning the capacity to meet financial commitments presently, but there are elements that require attention if the situation changes.

7	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor.

8	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor, and creditworthiness is relatively low.

9	The capacity to meet financial commitments is somewhat poor, and creditworthiness is the lowest among “Normal” customers.

Borrowers who must be closely monitored because of the following business performance and financial conditions:

10 through 12	(1) Borrowers who have problematic business performance, such as virtually delinquent principal repayment or interest payment;

(2) Borrowers whose business performance is unsteady, or who have unfavorable financial conditions;

(3) Borrowers who have problems with loan conditions and for whom interest rates have been reduced or shelved.

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

Japanese banks were historically required to use the following categories of borrowers under the then applicable FSA inspection manual, which was abolished in December 2019, and are currently expected to use them as a basis for their borrower categorization with appropriate adjustments under the FSA’s discussion paper:
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
We hold shares of various corporate clients for strategic purposes, in particular to maintain long-term relationships with these clients. These investments have the potential to increase business revenue and appreciate in value. At the same time, we are exposed to the risk of price fluctuation in the Japanese stock market. For that reason, in recent years, it has been a high priority for us to reduce our equity portfolio to limit the risks associated with holding a large equity portfolio, but also to respond to applicable regulatory requirements as well as increasing market expectations and demands for us to reduce our equity portfolio. We are required to comply with a regulatory framework that prohibits Japanese banks from holding an amount of shares in excess of their adjusted Tier 1 capital. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Investment Portfolio.”

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2020 was subject to a variation of approximately ¥3.0billion when TOPIX index moves one point in either direction.
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
Market risk for trading and
non-trading
activities is measured using a uniform market risk measurement model. The principal model used for these activities is a historical simulation, or HS, model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days). The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is designed to capture certain statistically infrequent movements, such as a fat tail, and accounts for the characteristics of financial instruments with non-linear
behavior. The holding company and the major banking subsidiaries also use the HS model as part of the calculation of their Basel III regulatory capital adequacy ratios.
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
Summaries of Market Risks (Fiscal Year Ended March 31, 2020)
Trading activities
The aggregate VaR for our total trading activities as of March 31, 2020 was ¥24.81 billion, comprising interest rate risk exposure of ¥24.31 billion, foreign exchange risk exposure of ¥5.34 billion, and equity-related risk exposure of ¥2.15 billion. Compared with the VaR as of March 31, 2019, we experienced an increase in market risk during the fiscal year ended March 31, 2020, primarily due to an increase in interest rate risk.
Our average daily VaR for the fiscal year ended March 31, 2020 was ¥19.11 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 75%, foreign exchange risk for approximately 18% and equity-related risk for approximately 7%, of our total trading activity market risks.
Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2018—March 31, 2019	Average	Maximum (1)	Minimum (1)	March 31, 2019
	(in billions)
MUFG	¥14.25	¥35.71	¥11.42	¥20.84
Interest rate	13.32	20.94	10.78	20.58
Yen	5.52	9.45	3.44	4.40
U.S. Dollars	5.28	11.23	3.27	11.03
Foreign exchange	4.52	7.26	3.10	4.44
Equities	2.06	26.66	0.98	1.55
Commodities	0.00	0.05	0.00	0.00
Less diversification effect	(5.65)	—	—	(5.73)

April 1, 2019—March 31, 2020	Average	Maximum (1)	Minimum (1)	March 31, 2020
	(in billions)
MUFG	¥19.11	¥35.78	¥15.64	¥24.81
Interest rate	18.56	35.03	14.21	24.31
Yen	6.07	11.67	4.10	9.35
U.S. Dollars	7.23	11.06	4.78	7.20
Foreign exchange	4.58	7.23	2.28	5.34
Equities	1.73	7.21	0.60	2.15
Commodities	0.00	0.07	0.00	0.00
Less diversification effect	(5.76)	—	—	(6.99)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter in the fiscal year ended March 31, 2020 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2019	¥18.29
July—September 2019	18.73
October—December 2019	18.85
January—March 2020	20.63
The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2020, the revenue from our trading activities has been relatively stable, keeping positive numbers in 245 days out of 261 trading days in the period. During the same period, there were 97 days with positive revenue exceeding ¥1 billion and four days with negative revenue exceeding minus ¥1 billion.
Non-trading
Activities
The aggregate VaR for our total
non-trading
activities as of March 31, 2020, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥672.7 billion.

Market risk related to interest rates equaled ¥613.4 billion and equities-related risk equaled ¥156.9 billion. Compared with the VaR as of March 31, 2019, we experienced an increase in market risk during the fiscal year ended March 31, 2020, primarily due to an increase in interest rate risk. The main cause for the increase in interest rate risk was the greater U.S interest rate volatility particularly during the three months ended March 31, 2020.
Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 79% of our total non-trading
activity market risks as of March 31, 2020. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2020, the yen accounted for approximately 29% while the U.S. dollar accounted for approximately 58%, and the euro approximately 13%.
For a description of our strategic equity investment risk management, see “—Risk Management of Strategic Equity Portfolio.”
The following tables set forth the VaR related to our
non-trading
activities by risk category for the periods indicated:

April 1, 2018—March 31, 2019	Average	Maximum (1)	Minimum (1)	March 31, 2019
	(in billions)
Interest rate	¥290.3	¥309.8	¥265.2	¥283.1
Yen	219.2	240.3	169.6	169.6
U.S. Dollars	114.0	140.8	85.9	122.2
Foreign exchange	9.5	11.2	2.8	4.0
Equities (2)	215.6	245.1	147.4	202.5
Less diversification effect	(170.1)	—	—	(174.1)
Total	345.3	399.2	308.0	315.5

April 1, 2019—March 31, 2020	Average	Maximum (1)	Minimum (1)	March 31, 2020
	(in billions)
Interest rate	¥328.9	¥711.5	¥252.9	¥613.4
Yen	157.0	216.1	128.0	207.5
U.S. Dollars	187.5	502.8	109.6	412.3
Foreign exchange	4.5	6.4	3.5	6.4
Equities (2)	174.8	214.2	112.0	156.9
Less diversification effect	(157.1)	—	—	(104.0)
Total	351.1	765.2	284.9	672.7

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)	The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.
The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2020 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2019	¥301.6
July—September 2019	310.5
October—December 2019	338.1
January—March 2020	457.2

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2020 against that as of March 31, 2019, there was a 15 percentage point decrease in the Japanese yen from 44% to 29%, a 26 percentage point increase in the U.S. dollar from 32% to 58%, and a 11 percentage point decrease in the euro from 24% to 13%.
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
Hypothetical losses exceeded the VaR amount four times in the fiscal year ended March 31, 2020. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.
The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2020:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2020:

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
model and measure potential losses that the model is not designed to capture, we conduct stress testing. Through the daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day
historical volatility recorded during the VaR observation period of 701 days. As of March 31, 2020, we held a total trading activity position subject to estimated maximum potential losses of ¥16.4 billion as compared to ¥15.4 billion as of March 31, 2019. In addition, the holding company and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. The holding company and major subsidiaries also measure stressed VaR relating to their trading activities based on a one-year
observation period with the highest VaR at least in the immediately preceding ten years.
Funding Liquidity Risk Management
Liquidity risk is the risk of incurring losses if a poor financial position hampers the ability to meet funding requirements, or necessitates fund procurement at interest rates markedly higher than normal.
Our major subsidiaries seek to maintain appropriate liquidity in both Japanese yen and foreign currencies by managing their funding sources and mechanisms, such as deposits, short-term borrowings and long-term debt, liquidity gap, liquidity-supplying products such as commitment lines, and buffer assets, primarily government bonds.

We have established a group-wide system for managing liquidity risk by categorizing the risk in the following three stages: normal, concern and crisis. The front offices and risk management offices of the major subsidiaries and the holding company exchange information and data on liquidity risk even at the normal stage. At higher alert stages, we centralize information about liquidity risk and discuss issues relating to group-wide liquidity control actions, including formulating contingency plans, among Group companies, if necessary. We have also established a system for liaison and consultation on funding in preparation for contingency, such as natural disasters, wars and terrorist attacks. The holding company and the major subsidiaries conduct group-wide contingency preparedness drills on a regular basis to ensure smooth implementation in the event of an emergency.
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
risks.

The holding company has established, based on its Executive Committee’s determination, the MUFG Operational Risk Management Policy as a group-wide policy for managing operational risk. This policy sets forth the core principles regarding operational risk management, including the definition of operational risk, and the risk management system and processes. Under the policy, the board of directors and the Executive Committee formulate fundamental principles of operational risk management and establish and maintain an appropriate risk management system. The Chief Risk Officer is responsible for recognizing, evaluating, and appropriately managing operational risk in accordance with the fundamental principles formulated by the board of directors and the Executive Committee. A division in charge of operational risk management has been established that is independent of business promotion sections to manage overall operational risk in a comprehensive manner. These fundamental principles have also been approved by the boards of directors of the major subsidiaries, providing a consistent framework for operational risk management of the Group. The diagram below sets forth the operational risk management system of each major banking subsidiary:
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

The following diagram summarizes our operational risk management framework:
Operational Risk Management Framework

Operations Risk Management
Operations risk refers to the risk of incurring losses arising from negligence of correct operational processing, incidents or misconduct involving officers or staff, as well as risks similar to this risk. The Group companies offer a wide range of financial services, ranging from commercial banking products such as deposits, exchange services and loans to trust and related services covering pensions, securities, real estate and securitization, as well as transfer agent services. Cognizant of the potentially significant impact that operations risk-related events could have in terms of both economic losses and damage to our reputation, our major subsidiaries continue to work on improving their management systems to create and apply appropriate operations risk-related controls.
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
We aim to flexibly adapt our IT risk management measures to changes in the business environment, including the rapidly growing need for remote work solutions. We also continue to develop our risk management capabilities for emerging technologies, such as artificial intelligence (AI), robotic process automation (RPA) and blockchain, considering, among other things, the maturity and usage of such technologies.
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
With respect to the risk of losses relating to repayment of excess interest associated with the consumer finance business of a subsidiary, the risk equivalent amount represents the amount of maximum loss estimated with a 99.9th percentile one-tailed confidence interval and a one-year
holding period based on a normal

distribution assumed by applying data on losses that arose in a given period, excluding any related expected losses.
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
See “Item 3.D. Key Information—Risk Factors—Operational Risk—Legal and regulatory changes could have a negative impact on our business, financial condition and results of operations.” and “Item 3.D. Key Information—Risk Factors—Operational Risk—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.” See also “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”
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
Reports to the Audit Committee
The holding company has an audit committee within its board of directors as required by the Companies Act of Japan, and each of the major subsidiaries has established an audit and supervisory committee. Within each of the holding company and the major subsidiaries, the internal audit division reports to the committee on important matters, including governing principles for internal audit plans and the status and results of internal audits.
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

Fees Waived or Paid by the Depositary
The Depositary has agreed to waive the standard
out-of-pocket
administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include the expenses relating to the delivery of annual reports, dividend fund remittances, stationery, postage and photocopying. For the fiscal year ended March 31, 2020, the Depositary waived $131,752.95 of standard out-of-pocket
expenses.
The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based and conditioned on the number of outstanding ADSs and the amount of dividend fees collected by the Depositary. For the fiscal year ended March 31, 2020, the Depositary reimbursed us $1.0 million for such expenses.

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
Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2020.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2020 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2020.
The effectiveness of our internal control over financial reporting as of March 31, 2020 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 209.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group)
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2020, based on criteria established in
Internal Control
—
Integrated Framework
(2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in
Internal Control
—
Integrated Framework
(2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2020, of the MUFG Group and our report dated July 10, 2020, expressed an unqualified opinion on those financial statements.
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
July 10, 2020

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
We have adopted a code of ethics, which consists of internal rules named MUFG Group Code of Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The MUFG Group Code of Conduct was most recently amended on April 1, 2020 to clarify explanations and add contact information for reporting purposes. A copy of the MUFG Group Code of Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form
20-F)
is attached as Exhibit 11 to this Annual Report.
No waivers of the MUFG Group Code of Conduct or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2020.
Item 16C.	Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu LLC
The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2019 and 2020 are presented in the following table:

	2019	2020
	(in millions)
Audit fees	¥8,079	¥8,564
Audit-related fees	119	249
Tax fees	172	117
All other fees	119	420

Total	¥8,489	¥9,350

The description of our fees billed for each category described above is as follows:
Audit fees
—Audit fees are primarily for an annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements and attestation services relating to the internal controls over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.
Audit-related fees
—Audit-related fees primarily include accounting consultations, agreed upon procedures on internal controls, employee benefit plan audit, and advisory services relating to internal control reviews.
Tax fees
—Tax fees relate primarily to tax compliance, including assistance with preparation of tax return filings, tax advisory and tax planning services.
All other fees
—All other fees primarily include fees for risk management and compliance advisory services.

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
of Regulation
S-X,
which provides for an exception to the general requirement for pre-approval
in certain circumstances, were approximately 0.3% of the total fees paid to Deloitte Touche Tohmatsu LLC for the fiscal year ended March 31, 2019 and less than 0.1% of the total fees paid to Deloitte Touche Tohmatsu LLC for the fiscal year ended March 31, 2020.
Item 16D.	Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Issuer Purchases of Common Stock

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
April 1 to April 30, 2019	4,954	¥563.49	—	—
May 1 to May 31, 2019	3,126	522.36	—	—
June 1 to June 30, 2019	2,591	506.28	—	—
July 1 to July 31, 2019	3,916	522.84	—	—
August 1 to August 31, 2019	2,280	513.88	—	—
September 1 to September 30, 2019	2,475	536.06	—	—
October 1 to October 31, 2019	3,417	548.11	—	—
November 1 to November 30, 2019	2,667	577.32	36,888,100	63,111,900
December 1 to December 31, 2019	5,055	587.13	48,887,300	14,224,600
January 1 to January 31, 2020	3,983	582.92	—	—
February 1 to February 29, 2020	2,586	569.51	—	—
March 1 to March 31, 2020	3,799	459.82	—	—

Total	40,849	¥582.89	85,775,400	—

Notes:
(1)	The shares purchased were shares constituting less than one unit (100 shares) purchased from registered holders of the shares and shares purchased pursuant to applicable Japanese law from shareholders who have not responded to communications sent to their registered addresses for five consecutive years or more and by whom dividend payments have not been received for five consecutive years, each at the current market price.
(2)	During November and December 2019, we repurchased 85,775,400 shares of our common stock for ¥49,999,996,482 under a share repurchase program that was adopted on November 13, 2019 and completed in December 2019. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 100,000,000 shares of our common stock and an aggregate of ¥50.0 billion between November 14, 2019 and December 31, 2019. All of the repurchased shares were cancelled on January 20, 2020.
We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2020.
In connection with the MUFG Americas Holdings Corporation Stock Bonus Plan, 9,275,070 ADSs were purchased by the trustee of the independent trust between April 1, 2019 and March 31, 2020. For descriptions of our stock compensation and bonus plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”
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
The Tokyo Stock Exchange rules require listed companies, including us, to identify at least one individual who the company believes is unlikely to have a conflict of interest with general shareholders and have such individual serve as an independent director or outside corporate auditor. An amendment to the Companies Act, which is expected to take effect in 2021, will require any listed company to have an outside director.
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
under the U.S. Securities Exchange Act of 1934, including the independence requirements thereunder.”
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
Pursuant to Rule
3-09
of Regulation
S-X,
the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2018 and 2019 and for the fiscal years ended December 31, 2017, 2018 and 2019, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form
 10-K
filed on February 27, 2020.
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

Exhibit	Description

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)

15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2020***

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2020****

99(c)	Financial Statements and Supplementary Data of Morgan Stanley*****

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2020, has been formatted in Inline XBRL

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**	Incorporated by reference to our registration statement on Form S-8 (File No. 333-230590) filed on March 29, 2019.
***	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-229697) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-229697) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****	Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 27, 2020.

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

I.     Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential
Average Balance Sheets, Interest and Average Rates
The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2018, 2019 and 2020. Average balances are generally based on a daily average while a month-end
average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Fiscal years ended March 31,
	2018			2019			2020
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥31,515,803	¥26,391	0.08%	¥32,727,743	¥31,287	0.10%	¥30,349,122	¥31,578	0.10%
Foreign	7,889,777	100,217	1.27	9,025,391	152,040	1.68	8,268,196	135,689	1.64

Total	39,405,580	126,608	0.32	41,753,134	183,327	0.44	38,617,318	167,267	0.43

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	7,703,606	7,246	0.09	6,429,788	5,920	0.09	8,170,312	4,624	0.06
Foreign	7,873,112	77,447	0.98	7,594,119	149,788	1.97	10,339,632	252,973	2.45

Total	15,576,718	84,693	0.54	14,023,907	155,708	1.11	18,509,944	257,597	1.39

Trading account assets:
Domestic	4,737,292	27,126	0.57	5,204,308	31,284	0.60	7,305,805	29,108	0.40
Foreign	20,012,444	405,469	2.03	19,467,632	468,440	2.41	22,242,975	460,734	2.07

Total	24,749,736	432,595	1.75	24,671,940	499,724	2.03	29,548,780	489,842	1.66

Investment securities (1) :
Domestic	34,659,859	183,622	0.53	35,073,801	202,755	0.58	34,535,660	200,330	0.58
Foreign	6,891,939	160,279	2.33	7,782,349	195,448	2.51	8,623,509	214,175	2.48

Total	41,551,798	343,901	0.83	42,856,150	398,203	0.93	43,159,169	414,505	0.96

Loans (2) :
Domestic	65,985,440	757,623	1.15	65,843,445	777,306	1.18	64,897,973	732,783	1.13
Foreign	51,779,709	1,513,596	2.92	52,258,780	1,799,111	3.44	51,550,492	1,865,149	3.62

Total	117,765,149	2,271,219	1.93	118,102,225	2,576,417	2.18	116,448,465	2,597,932	2.23

Total interest-earning assets:
Domestic	144,602,000	1,002,008	0.69	145,279,085	1,048,552	0.72	145,258,872	998,423	0.69
Foreign	94,446,981	2,257,008	2.39	96,128,271	2,764,827	2.88	101,024,804	2,928,720	2.90

Total	239,048,981	3,259,016	1.36	241,407,356	3,813,379	1.58	246,283,676	3,927,143	1.59

Non-interest-earning assets:
Cash and due from banks	34,040,675			33,631,665			32,929,678
Other non-interest-earning assets	48,549,541			46,952,826			46,962,448
Allowance for credit losses	(1,049,265)			(699,000)			(675,353)

Total non-interest- earning assets	81,540,951			79,885,491			79,216,773

Total assets	¥320,589,932			¥321,292,847			¥325,500,449

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

	Fiscal years ended March 31,
	2018			2019			2020
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥123,141,060	¥58,779	0.05%	¥124,661,909	¥67,948	0.05%	¥124,294,925	¥77,143	0.06%
Foreign	41,421,717	456,089	1.10	41,945,626	649,418	1.55	45,216,271	758,938	1.68

Total	164,562,777	514,868	0.31	166,607,535	717,366	0.43	169,511,196	836,081	0.49

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	17,913,277	113,805	0.64	17,201,589	188,009	1.09	17,245,242	137,759	0.80
Foreign	10,138,998	56,955	0.56	9,204,904	149,536	1.62	10,502,391	222,893	2.12

Total	28,052,275	170,760	0.61	26,406,493	337,545	1.28	27,747,633	360,652	1.30

Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	6,833,724	11,121	0.16	5,777,333	13,576	0.23	6,025,686	20,557	0.34
Foreign	6,476,232	82,523	1.27	7,184,301	141,697	1.97	7,542,997	144,350	1.91

Total	13,309,956	93,644	0.70	12,961,634	155,273	1.20	13,568,683	164,907	1.22

Long-term debt:
Domestic	25,277,891	183,944	0.73	25,558,707	234,603	0.92	25,313,006	237,995	0.94
Foreign	2,654,153	65,539	2.47	3,108,828	73,194	2.35	2,721,002	84,709	3.11

Total	27,932,044	249,483	0.89	28,667,535	307,797	1.07	28,034,008	322,704	1.15

Total interest-bearing liabilities:
Domestic	173,165,952	367,649	0.21	173,199,538	504,136	0.29	172,878,859	473,454	0.27
Foreign	60,691,100	661,106	1.09	61,443,659	1,013,845	1.65	65,982,661	1,210,890	1.84

Total	233,857,052	1,028,755	0.44	234,643,197	1,517,981	0.65	238,861,520	1,684,344	0.71

Non-interest-bearing liabilities	71,309,802			70,572,971			71,221,044

Total equity	15,423,078			16,076,679			15,417,885

Total liabilities and equity	¥320,589,932			¥321,292,847			¥325,500,449

Net interest income and interest rate spread		¥2,230,261	0.92%		¥2,295,398	0.93%		¥2,242,799	0.88%

Net interest income as a percentage of total interest-earning assets			0.93%			0.95%			0.91%

The percentage of total average assets attributable to foreign activities was 36.6%, 36.8% and 38.1%, respectively, for the fiscal years ended March 31, 2018, 2019 and 2020.
The percentage of total average liabilities attributable to foreign activities was 36.9%, 37.0% and 38.2%, respectively, for the fiscal years ended March 31, 2018, 2019 and 2020.

Analysis of Net Interest Income
The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018, and the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019.

	Fiscal year ended March 31, 2018 versus fiscal year ended March 31, 2019			Fiscal year ended March 31, 2019 versus fiscal year ended March 31, 2020
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume (1)	Rate (1)		Volume (1)	Rate (1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥1,046	¥3,850	¥4,896	¥(2,365)	¥2,656	¥291
Foreign	15,865	35,958	51,823	(12,504)	(3,847)	(16,351)

Total	16,911	39,808	56,719	(14,869)	(1,191)	(16,060)

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(1,176)	(150)	(1,326)	1,348	(2,644)	(1,296)
Foreign	(2,838)	75,179	72,341	61,973	41,212	103,185

Total	(4,014)	75,029	71,015	63,321	38,568	101,889

Trading account assets:
Domestic	2,763	1,395	4,158	10,311	(12,487)	(2,176)
Foreign	(11,301)	74,272	62,971	62,079	(69,785)	(7,706)

Total	(8,538)	75,667	67,129	72,390	(82,272)	(9,882)

Investment securities (2) :
Domestic	2,216	16,917	19,133	(3,120)	695	(2,425)
Foreign	21,730	13,439	35,169	20,913	(2,186)	18,727

Total	23,946	30,356	54,302	17,793	(1,491)	16,302

Loans:
Domestic	(1,634)	21,317	19,683	(11,041)	(33,482)	(44,523)
Foreign	14,127	271,388	285,515	(24,645)	90,683	66,038

Total	12,493	292,705	305,198	(35,686)	57,201	21,515

Total interest income:
Domestic	3,215	43,329	46,544	(4,867)	(45,262)	(50,129)
Foreign	37,583	470,236	507,819	107,816	56,077	163,893

Total	¥40,798	¥513,565	¥554,363	¥102,949	¥10,815	¥113,764

Notes:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2018 versus fiscal year ended March 31, 2019			Fiscal year ended March 31, 2019 versus fiscal year ended March 31, 2020
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume (1)	Rate (1)		Volume (1)	Rate (1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥734	¥8,435	¥9,169	¥(201)	¥9,396	¥9,195
Foreign	5,839	187,490	193,329	52,686	56,834	109,520

Total	6,573	195,925	202,498	52,485	66,230	118,715

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	(4,692)	78,896	74,204	476	(50,726)	(50,250)
Foreign	(5,708)	98,289	92,581	23,113	50,244	73,357

Total	(10,400)	177,185	166,785	23,589	(482)	23,107

Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	(1,916)	4,371	2,455	607	6,374	6,981
Foreign	9,845	49,329	59,174	6,943	(4,290)	2,653

Total	7,929	53,700	61,629	7,550	2,084	9,634

Long-term debt:
Domestic	2,065	48,594	50,659	(2,271)	5,663	3,392
Foreign	10,816	(3,161)	7,655	(9,952)	21,467	11,515

Total	12,881	45,433	58,314	(12,223)	27,130	14,907

Total interest expense:
Domestic	(3,809)	140,296	136,487	(1,389)	(29,293)	(30,682)
Foreign	20,792	331,947	352,739	72,790	124,255	197,045

Total	¥16,983	¥472,243	¥489,226	¥71,401	¥94,962	¥166,363

Net interest income:
Domestic	¥7,024	¥(96,967)	¥(89,943)	¥(3,478)	¥(15,969)	¥(19,447)
Foreign	16,791	138,289	155,080	35,026	(68,178)	(33,152)

Total	¥23,815	¥41,322	¥65,137	¥31,548	¥(84,147)	¥(52,599)

Note:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio
The following table shows information as to the value of our
Available-for-sale
debt securities,
Held-to-maturity
debt securities, and Marketable equity securities at March 31, 2018, 2019 and 2020:

	At March 31,
	2018			2019			2020
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions)
Available-for-sale debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥24,272,345	¥24,567,904	¥295,559	¥23,748,558	¥24,077,696	¥329,138	¥23,308,538	¥23,462,879	¥154,341
Corporate bonds	923,912	935,965	12,053	988,137	999,707	11,570	1,090,442	1,099,328	8,886
Other securities	2,581,942	2,589,367	7,425	3,377,266	3,402,696	25,430	4,064,659	4,080,746	16,087

Total domestic	27,778,199	28,093,236	315,037	28,113,961	28,480,099	366,138	28,463,639	28,642,953	179,314

Foreign:
U.S. Treasury and other U.S. government agencies bonds	1,400,997	1,366,456	(34,541)	1,722,943	1,710,328	(12,615)	1,994,173	2,086,763	92,590
Other government and official institution bonds	806,665	805,236	(1,429)	925,931	931,091	5,160	941,937	950,725	8,788
Mortgage-backed securities	1,229,111	1,214,211	(14,900)	1,138,101	1,115,714	(22,387)	1,063,983	1,064,787	804
Other securities	1,341,697	1,353,975	12,278	1,273,551	1,281,271	7,720	1,444,035	1,454,975	10,940

Total foreign	4,778,470	4,739,878	(38,592)	5,060,526	5,038,404	(22,122)	5,444,128	5,557,250	113,122

Total	¥32,556,669	¥32,833,114	¥276,445	¥33,174,487	¥33,518,503	¥344,016	¥33,907,767	¥34,200,203	¥292,436

Held-to-maturity debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,100,807	¥1,141,019	¥40,212	¥1,100,701	¥1,142,320	¥41,619	¥1,100,574	¥1,130,430	¥29,856

Total domestic	1,100,807	1,141,019	40,212	1,100,701	1,142,320	41,619	1,100,574	1,130,430	29,856

Foreign:
U.S. Treasury and other U.S. government agencies bonds	59,330	59,610	280	138,731	138,712	(19)	148,927	148,318	(609)
Other government and official institution bonds	—	—	—	—	—	—	2,628	2,791	163
Mortgage-backed securities	1,057,612	1,047,635	(9,977)	1,071,257	1,051,135	(20,122)	883,281	893,423	10,142
Asset-backed securities	1,365,192	1,372,408	7,216	2,131,212	2,120,780	(10,432)	2,030,371	2,002,932	(27,439)

Total foreign	2,482,134	2,479,653	(2,481)	3,341,200	3,310,627	(30,573)	3,065,207	3,047,464	(17,743)

Total	¥3,582,941	¥3,620,672	¥37,731	¥4,441,901	¥4,452,947	¥11,046	¥4,165,781	¥4,177,894	¥12,113

Marketable equity securities:
Domestic:
Marketable equity securities	—	¥6,544,938	—	—	¥6,331,815	—	—	¥4,740,188	—

Total domestic	—	6,544,938	—	—	6,331,815	—	—	4,740,188	—

Foreign:
Marketable equity securities	—	126,646	—	—	26,728	—	—	28,130	—

Total foreign	—	126,646	—	—	26,728	—	—	28,130	—

Total	—	¥6,671,584	—	—	¥6,358,543	—	—	¥4,768,318	—

Nonmarketable equity securities presented in Equity securities in the accompanying consolidated financial statements were primarily carried at cost of ¥538,251 million, ¥591,237 million and ¥576,977 million, at March 31, 2018, 2019 and 2020, respectively. The corresponding fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Equity securities were carried at fair value of ¥28,359 million, ¥27,820 million and ¥39,963 million, at March 31, 2018, 2019 and 2020, respectively.

The following table presents the book values, maturities and weighted average yields of
Available-for-sale
debt securities and
Held-to-maturity
debt securities at March 31, 2020. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥10,480,660	0.06%	¥7,051,108	0.18%	¥1,947,633	0.29%	¥3,983,478	0.74%	¥23,462,879	0.23%
Corporate bonds	135,209	0.13	810,264	0.17	103,185	0.35	50,670	0.61	1,099,328	0.20
Other securities	58,626	0.36	942,923	0.18	2,319,921	0.18	759,276	0.21	4,080,746	0.19

Total domestic	10,674,495	0.06	8,804,295	0.18	4,370,739	0.23	4,793,424	0.65	28,642,953	0.22

Foreign:
U.S. Treasury and other U.S. government agencies bonds	167,837	2.11	831,515	1.95	1,046,109	2.24	41,302	4.20	2,086,763	2.15
Other government and official institution bonds	500,099	2.25	423,411	2.84	25,928	3.36	1,287	4.41	950,725	2.54
Mortgage-backed securities	3,475	3.11	18,267	2.42	260,387	2.21	782,658	2.81	1,064,787	2.66
Other securities	481,200	2.09	756,109	2.54	91,715	3.09	125,951	3.32	1,454,975	2.49

Total foreign	1,152,611	2.16	2,029,302	2.37	1,424,139	2.31	951,198	2.94	5,557,250	2.41

Total	¥11,827,106	0.26%	¥10,833,597	0.58%	¥5,794,878	0.73%	¥5,744,622	1.04%	¥34,200,203	0.57%

Held-to-maturity debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥—	—%	¥1,100,574	0.51%	¥—	—%	¥—	—%	¥1,100,574	0.51%

Total domestic	—	—	1,100,574	0.51	—	—	—	—	1,100,574	0.51

Foreign:
U.S. Treasury and other U.S. government agencies bonds	986	8.62	—	—	147,941	2.51	—	—	148,927	2.55
Other government and official institution bonds	110	5.45	1,740	7.18	739	6.63	39	7.69	2,628	6.96
Mortgage-backed securities	—	—	77,130	2.23	96,961	2.34	709,190	2.62	883,281	2.56
Asset-backed securities	22,917	1.72	23,457	1.60	345,830	1.92	1,638,167	2.01	2,030,371	1.99

Total foreign	24,013	2.02	102,327	2.17	591,471	2.14	2,347,396	2.20	3,065,207	2.18

Total	¥24,013	2.02%	¥1,202,901	0.65%	¥591,471	2.14%	¥2,347,396	2.20%	¥4,165,781	1.74%

Other than U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of the individual issuers held in our investment securities portfolio exceeded 10% of the consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2020.

III.	Loan Portfolio
The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and industry of the borrower at March 31 for each of the five fiscal years ended March 31, 2020. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2016	2017	2018	2019	2020
	(in millions)
Domestic:
Manufacturing	¥12,158,642	¥11,796,803	¥10,876,625	¥11,153,996	¥11,448,778
Construction	913,180	819,262	781,262	717,664	733,212
Real estate	11,175,130	11,622,372	11,763,769	11,706,419	12,054,671
Services	2,503,446	2,549,300	2,689,086	2,653,191	2,585,111
Wholesale and retail	7,891,364	7,970,579	7,989,080	7,643,397	7,504,561
Banks and other financial institutions (1)	5,146,932	5,223,906	4,818,364	5,213,020	5,161,093
Communication and information services	1,509,858	1,634,584	1,551,533	1,510,596	1,572,344
Other industries	14,739,826	8,898,712	8,939,291	8,756,483	8,673,871
Consumer	16,397,560	16,491,010	16,287,332	15,802,024	15,319,721

Total domestic	72,435,938	67,006,528	65,696,342	65,156,790	65,053,362

Foreign:
Governments and official institutions	1,125,031	1,037,795	920,538	841,695	726,347
Banks and other financial institutions (1)	13,654,335	13,844,964	12,851,570	11,641,373	11,788,225
Commercial and industrial	30,056,474	30,279,641	30,591,173	31,951,169	32,565,030
Other	5,818,747	6,334,551	7,270,928	7,597,502	8,404,062

Total foreign	50,654,587	51,496,951	51,634,209	52,031,739	53,483,664

Total	123,090,525	118,503,479	117,330,551	117,188,529	118,537,026
Unearned income, unamortized premiums—net and deferred loan fees—net	(299,567)	(288,507)	(294,656)	(304,588)	(350,287)

Total (2)	¥122,790,958	¥118,214,972	¥117,035,895	¥116,883,941	¥118,186,739

Notes:
(1)	Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥100,889 million, ¥185,940 million, ¥226,923 million, ¥291,794 million and ¥344,790 million at March 31, 2016, 2017, 2018, 2019 and 2020, respectively, which are carried at the lower of cost or fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates
The following table shows the maturities of our loan portfolio at March 31, 2020:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥6,437,196	¥3,295,852	¥1,715,730	¥11,448,778
Construction	393,789	258,601	80,822	733,212
Real estate	2,845,169	4,232,351	4,977,151	12,054,671
Services	1,135,003	997,954	452,154	2,585,111
Wholesale and retail	5,170,771	1,679,548	654,242	7,504,561
Banks and other financial institutions	3,204,961	1,186,980	769,152	5,161,093
Communication and information services	542,120	863,639	166,585	1,572,344
Other industries	5,240,434	2,073,206	1,360,231	8,673,871
Consumer	2,090,295	3,010,455	10,218,971	15,319,721

Total Domestic	27,059,738	17,598,586	20,395,038	65,053,362

Foreign	22,409,581	19,053,595	12,020,488	53,483,664

Total	¥49,469,319	¥36,652,181	¥32,415,526	¥118,537,026

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2020 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥18,140,119	¥5,525,084	¥23,665,203
Floating or adjustable rate	19,853,505	25,548,999	45,402,504

Total	¥37,993,624	¥31,074,083	¥69,067,707

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
Regarding our policy for placing loans on nonaccrual status, see “Summary of Significant Accounting Policies — Loans” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2020, based on the domicile and type of industry of the borrowers:

	At March 31,
	2016	2017	2018	2019	2020
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥372,875	¥185,124	¥77,188	¥65,921	¥93,798
Construction	15,256	15,248	10,922	9,877	8,558
Real estate	66,210	50,142	37,853	26,513	30,449
Services	41,056	38,977	31,733	27,115	52,182
Wholesale and retail	132,858	131,545	108,639	94,990	94,440
Banks and other financial institutions	675	2,432	1,145	898	994
Communication and information services	20,270	18,711	13,815	11,955	10,539
Other industries	29,715	10,352	37,677	26,110	20,766
Consumer	174,106	161,680	149,491	143,668	136,181

Total domestic	853,021	614,211	468,463	407,047	447,907

Foreign:
Governments and official institutions	132	—	—	—	34
Banks and other financial institutions	14,337	5,902	1,716	1,160	443
Commercial and industrial	264,163	301,685	215,601	219,669	255,214
Other	68,514	64,834	67,869	78,780	100,628

Total foreign	347,146	372,421	285,186	299,609	356,319

Total	¥1,200,167	¥986,632	¥753,649	¥706,656	¥804,226

Restructured loans:
Domestic	¥459,294	¥682,041	¥557,368	¥511,151	¥492,566
Foreign	166,240	158,784	137,674	127,931	172,549

Total	¥625,534	¥840,825	¥695,042	¥639,082	¥665,115

Accruing loans contractually past due 90 days or more:
Domestic	¥47,919	¥37,650	¥17,356	¥13,621	¥11,148
Foreign (1)	314	3,430	2,408	2,778	2,339

Total	¥48,233	¥41,080	¥19,764	¥16,399	¥13,487

Total (2)	¥1,873,934	¥1,868,537	¥1,468,455	¥1,362,137	¥1,482,828

Notes:
(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥1,930 million, ¥1,514 million, ¥549 million, ¥234 million and ¥74 million of Federal Deposit Insurance Corporation (“FDIC”) covered loans held by MUFG Americas Holdings which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2016, 2017, 2018, 2019 and 2020, respectively.
(2)	The sum of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more includes large groups of smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment, and accruing loans contractually past due 90 days or more. However, these loans are excluded from the impaired loan balances of ¥1,209,791 million and ¥1,306,829 million, at March 31, 2019 and 2020, respectively, disclosed in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.
Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2020 was approximately ¥32.5 billion, of which ¥11.9 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2020 was approximately ¥38.5 billion, of which ¥18.3 billion was included in the results of operations for the fiscal year.
Potential Problem Loans
We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual loans, restructured loans and accruing loans past due 90 days or more.
Foreign Loans Outstanding
We had no cross-border outstandings to borrowers domiciled in a foreign country which in total exceeded 0.75% of our consolidated total assets at March 31, 2018, 2019 and 2020. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local
currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.
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
Loan Concentrations
At March 31, 2020, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10 % of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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
IV.	Summary of Loan Loss Experience
The following table shows an analysis of our loan loss experience by industry of the borrower for each of the five fiscal years ended March 31, 2020:

	Fiscal years ended March 31,
	2016	2017	2018	2019	2020
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,055,479	¥1,111,130	¥1,182,188	¥764,124	¥658,184
Provision for (reversal of) credit losses	231,862	253,688	(240,847)	34,330	321,713
Charge-offs:
Domestic:
Manufacturing	50,813	30,549	10,621	10,525	9,923
Construction	1,617	647	789	992	300
Real estate	1,857	2,318	1,305	619	2,584
Services	5,102	5,225	1,867	4,207	6,533
Wholesale and retail	32,910	17,402	20,979	20,901	12,529
Banks and other financial institutions	35	—	650	2,523	12
Communication and information services	1,173	2,903	1,254	11,309	1,370
Other industries	953	767	29,839	2,758	596
Consumer	15,847	22,877	26,786	24,795	28,791

Total domestic	110,307	82,688	94,090	78,629	62,638
Total foreign	88,464	131,070	138,019	95,412	180,497

Total	198,771	213,758	232,109	174,041	243,135

Recoveries:
Domestic	22,357	21,954	22,261	15,467	24,838
Foreign	19,455	21,995	28,849	28,650	39,020

Total	41,812	43,949	51,110	44,117	63,858

Net charge-offs	156,959	169,809	180,999	129,924	179,277
Other (1)	(19,252)	(12,821)	3,782	(10,346)	8,920

Allowance for credit losses at end of fiscal year	¥1,111,130	¥1,182,188	¥764,124	¥658,184	¥809,540

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥267,293	¥416,221	¥387,250	¥303,719	¥303,867

Balance at end of fiscal year	¥416,221	¥387,250	¥303,719	¥303,867	¥402,784

Provision for credit losses	¥237,189	¥92,689	¥21,889	¥77,338	¥231,831

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.13%	0.14%	0.15%	0.11%	0.15%

Note:
(1)	Other principally includes losses (gains) from foreign exchange translation.

The following table shows an allocation of our allowance for credit losses at March 31 for each of the five fiscal years ended March 31, 2020:

	At March 31,
	2016		2017		2018		2019		2020
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥321,412	9.88%	¥409,018	9.95%	¥179,799	9.27%	¥108,463	9.52%	¥146,281	9.66%
Construction	9,813	0.74	12,097	0.69	7,934	0.67	6,856	0.61	5,671	0.62
Real estate	31,960	9.08	33,579	9.81	21,062	10.03	15,664	9.99	15,244	10.17
Services	34,430	2.03	42,023	2.15	29,518	2.29	24,473	2.26	45,202	2.18
Wholesale and retail	116,450	6.41	138,119	6.73	99,985	6.81	93,112	6.52	93,636	6.33
Banks and other financial institutions	12,840	4.18	14,732	4.41	7,636	4.11	6,198	4.45	5,932	4.35
Communication and information services	14,371	1.23	13,902	1.38	17,300	1.32	8,327	1.29	7,327	1.33
Other industries	48,870	11.97	25,156	7.50	13,543	7.62	15,398	7.47	15,055	7.32
Consumer	102,351	13.33	106,312	13.92	80,238	13.88	75,271	13.49	72,408	12.93
Foreign:
Governments and official institutions	22,950	0.91	25,098	0.88	751	0.78	367	0.72	369	0.61
Banks and other financial institutions	24,471	11.09	20,717	11.68	10,452	10.95	6,970	9.93	10,117	9.94
Commercial and industrial	307,050	24.42	263,429	25.55	197,653	26.07	196,237	27.27	250,438	27.47
Other	61,750	4.73	78,006	5.35	94,863	6.20	100,293	6.48	141,860	7.09
Unallocated	2,412	—	—	—	3,390	—	555	—	—	—

Total	¥1,111,130	100.00%	¥1,182,188	100.00%	¥764,124	100.00%	¥658,184	100.00%	¥809,540	100.00%

Allowance as a percentage of loans	0.90%		1.00%		0.65%		0.56%		0.68%
Allowance as a percentage of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more	59.29%		63.27%		52.04%		48.32%		54.59%
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
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2018, 2019 and 2020:

	Fiscal years ended March 31,
	2018		2019		2020
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥22,701,413	—%	¥24,429,358	—%	¥25,243,586	—%
Interest-bearing demand deposits	76,104,436	0.03	80,318,814	0.05	81,846,344	0.07
Deposits at notice	1,773,780	0.00	1,658,467	0.01	1,413,584	0.00
Time deposits	41,501,996	0.08	40,670,338	0.07	39,291,672	0.04
Certificates of deposit	3,760,848	0.01	2,014,290	0.01	1,743,325	0.01
Foreign offices:
Non-interest-bearing demand deposits	5,477,038	—	5,356,424	—	5,037,045	—
Interest-bearing deposits, principally time deposits and certificates of deposit	41,421,717	1.10	41,945,626	1.55	45,216,271	1.68

Total	¥192,741,228		¥196,393,317		¥199,791,827

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.
The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2018, 2019 and 2020 were ¥882,772 million, ¥820,311 million and ¥775,125 million, respectively.
At March 31, 2020, the balances and remaining maturities of time deposits and certificates of deposit (“CDs”) issued by domestic offices in amounts of ¥10 million (approximately U.S.$93 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2020) or more and total foreign deposits issued in amounts of U.S.$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥6,245,409	¥1,053,269	¥7,298,678
Over three months through six months	3,767,815	132,490	3,900,305
Over six months through twelve months	9,461,967	112,302	9,574,269
Over twelve months	3,088,431	95,393	3,183,824

Total	¥22,563,622	¥1,393,454	¥23,957,076

Foreign offices			¥23,329,855

VI.	Short-Term Borrowings
The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2018, 2019 and 2020:

	Fiscal years ended March 31,
	2018	2019	2020
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥28,052,275	¥26,406,493	¥27,747,633
Maximum balance outstanding at any month-end during the fiscal year	28,757,355	31,395,497	36,535,711
Balance at end of fiscal year	28,757,355	28,588,039	36,535,711
Weighted average interest rate during the fiscal year	0.61%	1.28%	1.30%
Weighted average interest rate on balance at end of fiscal year	0.61%	1.13%	0.72%
Due to trust account and other short-term borrowings:
Average balance outstanding during the fiscal year	¥10,556,895	¥9,875,361	¥9,883,337
Maximum balance outstanding at any month-end during the fiscal year	11,823,043	10,821,354	19,433,229
Balance at end of fiscal year	10,267,282	9,467,025	19,433,229
Weighted average interest rate during the fiscal year	0.65%	1.25%	1.34%
Weighted average interest rate on balance at end of fiscal year	0.87%	1.40%	0.55%

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group)
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2019 and 2020, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”) (all expressed in Japanese yen). In our opinion, the financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the MUFG Group’s internal control over financial reporting as of March 31, 2020, based on criteria established in
Internal Control
—
Integrated Framework
(2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2020, expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 1 to the financial statements, the MUFG Group changed its method of accounting for unrealized holding gains and losses on equity investment securities on April 1, 2018 due to the adoption of Financial Accounting Standards Board Accounting Standards Update
2016-01,
Financial Instruments—Overall (Subtopic
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period
audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses—Commercial Segment—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description
The MUFG Group has banking subsidiaries and they are engaged in lending business as one of their core businesses. It maintains an allowance for credit losses to absorb incurred probable losses inherent in the loan portfolio because there is a risk of not collecting all or part of the loan amount due to credit events such as borrower’s bankruptcy. The appropriate level of the allowance for credit losses for the loan portfolio was determined by evaluating various factors and assumptions, such as the borrower’s internal credit rating and historical loss experience as well as adjustments to reflect existing economic conditions at the balance sheet date. At March 31, 2020, the MUFG Group had ¥86,622,787 million of loans in the Commercial segment and recorded an allowance for credit losses against these loans of ¥482,275 million.
Of the various factors and assumptions, the determination of the allowance for credit losses for the Commercial segment requires management to make significant judgments due to the subjectivity and uncertainty associated with the determination of borrowers’ internal credit ratings which are highly dependent on the estimation of the borrowers’ performance and business sustainability in case the borrowers experience financial problems. As the particular borrowers’ internal credit ratings are affected by changes in the borrowers’ external and internal business environment, there is a high degree of uncertainty and subjective judgment made by management.
In addition, the MUFG Group recognized a qualitative reserve for loan losses, specific to the Commercial segment as a result of the estimated impact that
COVID-19
had on borrowers’ credit risk which has been incurred but did not appear on the individual borrower’s financials. The estimate included assumptions regarding which borrowers (certain industries and regions) have suffered significant impacts on their performance as a result of the
COVID-19.
Assumptions about the severity and duration of the
COVID-19
were also used to estimate the impact of the
COVID-19
on the borrowers. There is a high degree of uncertainty and subjective judgment made by management due to the lack of consensus relating to the severity and duration of the
COVID-19.
Thus, we identified the particular borrowers’ internal credit ratings used to determine the allowance for credit losses for the Commercial segment and the qualitative reserve recorded in the Commercial segment as a result of the
COVID-19
as critical audit matters. Auditing the determination of the internal credit ratings and the qualitative reserve required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of the internal credit ratings and the amount of the qualitative reserve.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the particular borrowers’ internal credit ratings used to determine the allowance for credit losses for the Commercial segment and the qualitative reserve recorded in the Commercial segment as a result of the
COVID-19
included the following, among others:
•	We tested the effectiveness of controls, including review and approval, over the borrowers’ internal credit ratings and the determination of the amount of the qualitative reserve as a result of the
COVID-19.

•	We tested the effectiveness of controls over the completeness and accuracy of the information used in performing the aforementioned controls, including the borrowers’ underlying information.
•	With the assistance of our credit specialists, we tested significant assumptions applied by management to determine the internal credit ratings and the appropriateness of the borrowers’ underlying information by comparing them with available relevant external information.

•	For the borrowers in certain industries and regions who have suffered significant impacts on their performance as a result of the
COVID-19,
with the assistance of our credit specialists, we tested the reasonableness of these significant assumptions used to estimate the impact of the
COVID-19
on the borrowers by comparing the information which is the basis for management’s determination of the qualitative reserve as a result of the
COVID-19
with available relevant external information and evaluating appropriateness of the information used by management.
Business Developments—Danamon’s Relationships with Agents and FSI’s Customer Relationships—Refer to Note 2 to the Financial Statements
Critical Audit Matter Description
As part of the global strategies, the MUFG Group has executed multiple large-scale
acquisitions, investments, and capital alliances. The MUFG Group recorded intangible assets through these business combinations. As the fair value measurement of the intangible assets includes complex estimates that require specialized knowledge, there is a risk that fair value of the intangible assets is not properly estimated. The MUFG Group completed the acquisition of PT Bank Danamon Indonesia, Tbk. (“Danamon”) on April 29, 2019 and the acquisition of nine subsidiaries of Colonial First State Group Limited, which collectively, including their subsidiaries, represent the global asset management business of Colonial First State Global Asset Management, on August 2, 2019, which were renamed First Sentier Investors (“FSI”) after the acquisition. The MUFG Group accounted for these acquisitions under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including Danamon’s relationships with agents of ¥79,552 million and FSI’s customer relationships of ¥100,862 million, respectively. Management estimated the fair values of these intangible assets using the multi-period
excess earnings method, which is a specific discounted cash flow method.
The estimation of the fair values of these intangible assets required management to make significant judgements related to the following assumptions due to the subjectivity and uncertainty:
For the Danamon’s relationships with agents,
•	The growth rate of loan origination amounts reflecting market growth forecast
•	The attrition rate of the existing agents based on historical actual results
•	The discount rate in which the risk that the future cash flows differ from the estimate is taken into consideration
For the FSI’s customer relationships,
•	The growth rate of asset under management reflecting market growth forecast
•	The attrition rate of the existing customers based on historical actual results
•	The discount rate in which the risk that the future cash flows differ from the estimate is taken into consideration
As determination of these assumptions require specialized knowledge of corporate valuation and are affected by external factors such as market and customer conditions, there is a high degree of uncertainty and subjective judgment made by management. If these assumptions are not appropriate, there is a potential risk that fair values of the intangible assets at the time of the business combination are not properly measured.
Thus, we identified the aforementioned assumptions used to estimate the fair values of the Danamon’s relationships with agents and the FSI’s customer relationships as critical audit matters because of the significant judgments made by management to estimate the fair values of the intangible assets. Auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our specialists, when performing audit procedures to evaluate the reasonableness of the significant assumptions.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the significant assumptions used to estimate the fair values of the Danamon’s relationships with agents and the FSI’s customer relationships included the following, among others:
•	We tested the effectiveness of controls related to the valuation of intangible assets, including review and approval, over the growth rates of loan origination amounts and asset under management reflecting the market growth forecast, the attrition rates of existing agents and customers based on historical actual results, and the discount rates applied to estimation of future cash flows.
•	We tested the effectiveness of controls over the completeness and accuracy of the key underlying data used in performing the aforementioned controls.
•	With the assistance of our fair value specialists, we evaluated the reasonableness of the growth rates of loan origination amounts and assets under management reflecting the market growth forecast, the attrition rates of existing agents and customers based on historical actual results, and the discount rates applied to estimation of future cash flows by evaluating whether they were appropriately estimated to reflect the circumstances inherent to the entity, which includes comparing them with available external information.
Goodwill—Danamon and MUFG Americas Holdings Corporation Reporting Units—Refer to Notes 1 and 6 to the Financial Statements
Critical Audit Matter Description
As part of the global strategies, the MUFG Group has executed multiple large-scale
acquisitions, investments, and capital alliances. The MUFG Group recorded a large amount of goodwill through these business combinations. There is a risk of a large amount of loss by the goodwill impairment as the MUFG Group does not obtain the expected synergy effects due to various factors such as unexpected changes in the region and industry of investees. The MUFG Group’s consolidated goodwill balance was ¥517,626 million at March 31, 2020, which was allocated to the MUFG Group’s reporting units. Goodwill arising from a business combination is not amortized but is tested at least annually for impairment. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. The MUFG Group’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its respective carrying value. The fair value of the Danamon reporting unit was measured using Danamon’s market capitalization and a corresponding control premium as a market approach, which was also corroborated by other valuation techniques. The MUFG Group determined that the carrying value of Danamon exceeded the fair value as of the measurement date, resulting in the impairment loss on goodwill of ¥241,356 million for the fiscal year ended March 31, 2020. In addition, the MUFG Group measured the fair values of the MUFG Americas Holdings Corporation (“MUAH”) reporting units within the Global Commercial Banking Business Group segment and Global Corporate & Investment Banking Business Group segment (“MUAH reporting units”) using a combination of the income and the market approaches. The income approach estimates the fair values of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the Capital Asset Pricing Model. The market approach incorporates comparable public company price to tangible book value and price to earnings multiples. The MUFG Group determined that the carrying values of the MUAH reporting units exceeded the fair values as of the measurement date, resulting in the impairment loss on goodwill of ¥80,297 million for the fiscal year ended March 31, 2020.
The estimation of the fair values of the Danamon and MUAH reporting units requires management to make significant judgements related to the following significant assumptions due to the subjectivity and uncertainty:
For the Danamon reporting unit,
•	The market capitalization to estimate the fair value of the Danamon reporting unit
•	The control premium considered in relation to market capitalization

For the MUAH reporting units,
•	Projected future operating cash flows based on forecasted future income in the income approach
If these assumptions are not appropriate, there is a potential risk that the valuation of the goodwill is not properly measured.
Thus, we identified the aforementioned assumptions used to estimate the fair values of the Danamon and MUAH reporting units as critical audit matters because of the significant judgments made by management to develop the significant assumptions used in estimation of the fair values of the Danamon and MUAH reporting units. Auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our specialists, when performing audit procedures to evaluate the reasonableness of the aforementioned significant assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the significant assumptions used to estimate the fair values of the Danamon and MUAH reporting units included the following, among others:
For the Danamon reporting unit,
•	We tested the effectiveness of controls, including review and approval of determination whether an adjustment to the market capitalization is necessary by assessing the volume and level of activity in the market.
•	We tested the effectiveness of controls, including review and approval of determination of comparable transactions used to determine the control premium.
•	We tested the effectiveness of controls, including review and approval of the comparison of the fair value of the Danamon reporting unit calculated by market approach with the fair values calculated by alternative valuation techniques.
•	We tested the effectiveness of controls over the completeness and accuracy of the key underlying data used in performing the aforementioned controls.
•	We tested whether an adjustment to the market capitalization is necessary by assessing the volume and level of activity in the market.
•	With the assistance of our fair value specialists, for the estimation of the control premium, we evaluated the relevance of the comparable transactions to Danamon acquisition by considering their industries, sizes, and businesses, among other factors. In addition, we evaluated the reasonableness of the control premium pertaining to the comparable transactions.
•	With the assistance of our fair value specialists, in order to test the reasonableness of the valuation technique used to calculate the fair value of the Danamon reporting unit, we compared management’s fair value estimate with the fair values calculated by alternative valuation techniques.
For the MUAH reporting units,
•	We tested the effectiveness of controls, including review and approval, over the projected future operating cash flows based on forecasted future income in the income approach, including controls over the assumptions used to estimate the projected future operating cash flows.
•	We tested the effectiveness of controls over the completeness and accuracy of the key underlying data used in performing the aforementioned controls.

•	We evaluated the reasonableness of management’s projected future operating cash flows based on forecasted future income by inquiring of management, comparing the projections to historical results, and inspecting financial trends and metrics.
•	We considered the impact of changes in macroeconomic and company specific factors on management’s forecasts.
•	With the assistance of our fair value specialists, we evaluated the reasonableness of management’s projected future operating cash flows based on forecasted future income for each of the MUAH reporting units.
/s/Deloitte Touche Tohmatsu LLC
Tokyo, Japan
July 10, 2020
We have served as the MUFG Group’s auditor since 1976.

MITSUBISHI
UFJ
FINANCIAL
GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2019 AND 2020

(in millions)	2019	2020
ASSETS
Cash and due from banks (Note 9)	¥33,924,340	¥33,283,032
Interest-earning deposits in other banks (Note 9)	40,646,920	45,266,680

Cash, due from banks and interest-earning deposits in other banks	74,571,260	78,549,712

Call loans and funds sold	1,109,995	1,168,515
Receivables under resale agreements (Note 15)	10,974,740	23,995,961
Receivables under securities borrowing transactions (Note 15)	2,758,573	3,443,959
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,512,025 and ¥6,709,467 in 2019 and 2020) (including ¥18,597,303 and ¥20,964,024 measured at fair value under the fair value option in 2019 and 2020) (Notes 9, 15, 23 and 31 )	40,576,618	47,504,058
Investment securities (Notes 3, 9 and 31 ):
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥6,981,664 and ¥4,490,360 in 2019 and 2020)	33,518,503	34,200,203
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥160,828 and ¥56,411 in 2019 and 2020) (fair value of ¥4,452,947 and ¥4,177,894 in 2019 and 2020)	4,441,901	4,165,781
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,364 and ¥616 in 2019 and 2020) (including ¥6,413,867 and ¥4,850,376 in 2019 and 2020 measured at fair value)	6,977,600	5,385,258

Total investment securities	44,938,004	43,751,242

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥802,185 and ¥648,437 in 2019 and 2020) (Notes 4 and 9)	116,883,941	118,186,739
Allowance for credit losses (Note 4)	(658,184)	(809,540)

Net loans	116,225,757	117,377,199

Premises and equipment—net (Note 5 and 7)	973,600	929,529
Customers’ acceptance liability	247,996	167,257
Intangible assets—net (Notes 2 and 6)	927,196	1,239,526
Goodwill (Notes 2 and 6)	433,891	517,626
Other assets (Notes 7, 8, 9, 13, 14 and 31 )	11,491,269	13,108,699

Total assets	¥305,228,899	¥331,753,283

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 25 )
Cash and due from banks	¥7	¥846
Interest-earning deposits in other banks	23,655	30,047
Trading account assets	528,690	695,069
Investment securities	1,828,194	1,804,459
Loans	15,545,328	16,072,595
All other assets	294,212	244,645

Total assets of consolidated VIEs	¥18,220,086	¥18,847,661

F-
9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2019 AND 2020

(in millions, except shares)	2019	2020
LIABILITIES AND EQUITY
Deposits (Notes 9 and 10):
Domestic offices:
Non-interest-bearing	¥25,222,218	¥28,091,421
Interest-bearing	124,859,036	126,485,629
Overseas offices:
Non-interest-bearing	5,220,557	5,290,262
Interest-bearing	43,978,978	44,087,216

Total deposits	199,280,789	203,954,528

Call money and funds purchased (Notes 9 and 11)	2,450,320	3,668,922
Payables under repurchase agreements (Notes 9, 15 and 16)	25,224,632	31,849,915
Payables under securities lending transactions (Notes 9, 15 and 16)	913,087	1,016,874
Due to trust account and other short-term borrowings (including ¥289,755 and ¥377,133 measured at fair value under the fair value option in 2019 and 2020) (Notes 9, 12 and 31 )	9,467,025	19,433,229
Trading account liabilities (Notes 15, 23 and 31 )	13,009,492	14,767,433
Bank acceptances outstanding	247,996	167,257
Long-term debt (including ¥325,808 and ¥304,067 measured at fair value under the fair value option in 2019 and 2020) (Notes 7, 9, 12 and 31 )	27,990,543	27,926,763
Other liabilities (Notes 1, 7, 8, 9, 13, 14, 15, 16, 26 and 31 )	10,660,267	13,223,846

Total liabilities	289,244,151	316,008,767

Commitments and contingent liabilities (Notes 24 and 2 6 )
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 13,667,770,520 shares and 13,581,995,120 shares at March 31, 2019 and 2020, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	5,577,186	5,533,520
Retained earnings (Notes 19 and 33 ):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,094,026	8,079,530
Accumulated other comprehensive income, net of taxes (Note 20)	(284,269)	(420,417)
Treasury stock, at cost—745,921,774 common shares and 741,772,308 common shares at March 31, 2019 and 2020	(517,236)	(505,987)

Total Mitsubishi UFJ Financial Group shareholders’ equity	15,199,548	15,016,487
Noncontrolling interests	785,200	728,029

Total equity	15,984,748	15,744,516

Total liabilities and equity	¥305,228,899	¥331,753,283

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 25 )
Other short-term borrowings	¥20,535	¥30,831
Long-term debt	490,033	465,352
All other liabilities	62,146	101,969

Total liabilities of consolidated VIEs	¥572,714	¥598,152

See the accompanying notes to Consolidated Financial Statements.

F-
10

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

(in millions)	2018	2019	2020
Interest income:
Loans, including fees (Note 4)	¥2,271,219	¥2,576,417	¥2,597,932
Deposits in other banks	126,608	183,327	167,267
Investment securities:
Interest	198,715	237,378	242,123
Dividends	145,186	160,825	172,382
Trading account assets	432,595	499,724	489,842
Call loans and funds sold	10,808	10,354	11,286
Receivables under resale agreements and securities borrowing transactions	73,885	145,354	246,311

Total	3,259,016	3,813,379	3,927,143

Interest expense:
Deposits	514,868	717,366	836,081
Call money and funds purchased	5,248	3,913	3,270
Payables under repurchase agreements and securities lending transactions	165,512	333,632	357,382
Due to trust account, other short-term borrowings and trading account liabilities	93,644	155,273	164,907
Long-term debt	249,483	307,797	322,704

Total	1,028,755	1,517,981	1,684,344

Net interest income	2,230,261	2,295,398	2,242,799
Provision for (reversal of) credit losses (Note 4)	(240,847)	34,330	321,713

Net interest income after provision for (reversal of) credit losses	2,471,108	2,261,068	1,921,086

Non-interest income:
Fees and commissions income (Note 2 7 )	1,462,792	1,438,578	1,502,052
Foreign exchange losses—net (Note 2 8 )	(49,561)	(95,987)	(281,790)
Trading account profits (losses)—net (Notes 2 8 and 3 1 )	(73,114)	168,900	765,373
Investment securities gains (losses)—net (Note 3) (1)(2)	286,903	(252,307)	(532,248)
Equity in earnings of equity method investees—net (Note 14)	227,984	209,732	282,712
Gains on sales of loans (Note 4)	16,109	22,663	9,956
Gain on remeasurement of previously held equity method investment (Note 2)	—	—	41,218
Other non-interest income	63,978	103,665	88,422

Total	1,935,091	1,595,244	1,875,695

Non-interest expense:
Salaries and employee benefits (Note 13)	1,165,357	1,175,405	1,242,563
Occupancy expenses—net (Notes 5 and 2 6 )	179,100	179,780	182,917
Fees and commissions expenses	297,847	313,745	332,033
Outsourcing expenses, including data processing	276,236	275,052	303,632
Depreciation of premises and equipment (Note 5)	96,180	98,867	113,489
Amortization of intangible assets (Note 6)	234,376	235,083	237,328
Impairment of intangible assets (Note 6)	21,900	118,108	3,732
Insurance premiums, including deposit insurance	91,847	93,756	98,441
Communications	58,067	59,166	59,976
Taxes and public charges	90,210	95,358	100,198
Impairment of goodwill (Note 6)	—	—	383,810
Provision for (reversal of) off-balance sheet credit instruments	(96,054)	38,463	(62,279)
Other non-interest expenses (Notes 5 and 2 6 )	329,314	302,687	367,721

Total	2,744,380	2,985,470	3,363,561

F-
11

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

(in millions, except per share amount)	2018	2019	2020
Income before income tax expense	1,661,819	870,842	433,220
Income tax expense (Note 8)	407,823	133,237	114,505

Net income before attribution of noncontrolling interests	1,253,996	737,605	318,715
Net income attributable to noncontrolling interests	25,836	18,960	12,760

Net income attributable to Mitsubishi UFJ Financial Group	¥1,228,160	¥718,645	¥305,955

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥1,228,160	¥718,645	¥305,955

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22 ):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥92.40	¥55.03	¥23.69
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	92.10	54.74	23.47
Cash dividend per common share	18.00	21.00	23.50
Weighted average common shares outstanding	13,292	13,059	12,913
Weighted average diluted common shares outstanding	13,293	13,059	12,913
Notes: (1) The following credit losses are included in Investment securities gains (losses)—net:

(in millions)	2018	2019	2020
Decline in fair value	¥99	¥596	¥1,467
Other comprehensive income—net	15	10	123

Total credit losses	¥114	¥606	¥1,590

(2)
New guidance on recognition and measurement of financial assets and financial liabilities requires equity investments to be measured at fair value with changes in fair value recognized in net income from the fiscal year ended March 31, 2019. For additional information, refer to Note 1.

See the accompanying notes to Consolidated Financial Statements.
F-
12

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

(in millions)	2018	2019	2020
Net income before attribution of noncontrolling interests	¥1,253,996	¥737,605	¥318,715
Other comprehensive income (loss), net of tax (Note 20):
Net unrealized gains on investment securities (1)	230,308	88,180	23,619
Net debt valuation adjustments	(2,178)	9,729	54,172
Net unrealized gains ( losses ) on derivatives qualifying for cash flow hedges	(7,025)	(4,890)	10,642
Defined benefit plans (Note 13)	109,838	(88,940)	(131,523)
Foreign currency translation adjustments	(104,778)	(42,212)	(81,065)

Total	226,165	(38,133)	(124,155)

Comprehensive income	1,480,161	699,472	194,560
Net income attributable to noncontrolling interests	25,836	18,960	12,760
Other comprehensive income attributable to noncontrolling interests	1,320	21,209	11,993

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥1,453,005	¥659,303	¥169,807

Note:
(1)	Included unrealized gains (losses) related to only debt securities for the fiscal year ended March 31, 2019 and 2020.

See the accompanying notes to Consolidated Financial Statements.
F-
13

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

(in millions, except per share amount)	2018		2019	2020
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,090,270		¥2,090,270	¥2,090,270

Balance at end of fiscal year	¥2,090,270		¥2,090,270	¥2,090,270

Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,956,644		¥5,740,165	¥5,577,186
Stock-based compensation	315		(180)	2,596
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	(34,751)		—	—
Retirement of common stock	(190,054)		(162,720)	(58,626)
Other—net	8,011		(79)	12,364

Balance at end of fiscal year	¥5,740,165		¥5,577,186	¥5,533,520

Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571		¥239,571	¥239,571

Balance at end of fiscal year	¥239,571		¥239,571	¥239,571

Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥3,931,612		¥4,945,733	¥8,094,026
Net income attributable to Mitsubishi UFJ Financial Group	1,228,160		718,645	305,955
Cash dividends:
Common stock—¥18.00 per share in 2018, ¥21.00 per share in 2019, and ¥23.50 per share in 2020	(240,497)		(275,551)	(303,742)
Losses on sales of shares of treasury stock	(8)		—	(1)
Effect of adopting new guidance by a foreign affiliated company	(2,605	) (1)	1,173 (2)	(1,825	) (3)
Effect of adopting new guidance on reclassification of certain tax effects	29,071		—	—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	—		2,702,242	—
Effect of adopting new guidance on recognition of breakage for certain prepaid stored-value products	—		1,784	—
Effect of adopting new guidance on leases (Note 1)	—		—	(14,883)

Balance at end of fiscal year	¥4,945,733		¥8,094,026	¥8,079,530

F-
14

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

(in millions)	2018	2019	2020
Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of fiscal year	¥2,281,423	¥2,477,315	¥(284,269)
Net change during the fiscal year	224,845	(59,342)	(136,148)
Effect of adopting new guidance by a foreign affiliated company	118	—	—
Effect of adopting new guidance on reclassification of certain tax effects	(29,071)	—	—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	—	(2,702,242)	—

Balance at end of fiscal year	¥2,477,315	¥(284,269)	¥(420,417)

Treasury stock, at cost:
Balance at beginning of fiscal year	¥(513,988)	¥(522,872)	¥(517,236)
Purchases of shares of treasury stock (Note 18)	(201,102)	(161,043)	(50,028)
Sales of shares of treasury stock	2,098	3,775	2,635
Retirement of common stock	190,054	162,720	58,626
Net decrease resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	66	184	16

Balance at end of fiscal year	¥(522,872)	¥(517,236)	¥(505,987)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,970,182	¥15,199,548	¥15,016,487

Noncontrolling interests:
Balance at beginning of fiscal year	¥779,176	¥675,633	¥785,200
Initial subscriptions of noncontrolling interests	48,828	108,235	58,228
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(120,216)	(2,830)	(8,627)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(22,556)	(20,497)	(119,797)
Decrease in noncontrolling interests related to disposition of subsidiaries	—	—	(3,488)
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	(15,390)	—	—
Net income attributable to noncontrolling interests	25,836	18,960	12,760
Dividends paid to noncontrolling interests	(21,675)	(15,853)	(8,487)
Other comprehensive income, net of taxes	1,320	21,209	11,993
Other—net	310	343	247

Balance at end of fiscal year	¥675,633	¥785,200	¥728,029

Total equity	¥15,645,815	¥15,984,748	¥15,744,516

Notes:
(1)	The effect mainly resulted from the adoption of new accounting guidance on “Targeted Improvements to Accounting for Hedging Activities”. See Note 14 for more information.

(2)	The effect resulted from the adoption of new accounting guidance on “Leases”.

(3)	The effect resulted from the adoption of new accounting guidance on “Measurement of Credit Losses on Financial Instruments”.

See the accompanying notes to Consolidated Financial Statements.
F-
1
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

(in millions)	2018	2019	2020
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥1,253,996	¥737,605	¥318,715
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	330,556	333,950	350,817
Impairment of goodwill (Note 6)	—	—	383,810
Impairment of intangible assets (Note 6)	21,900	118,108	3,732
Provision for (reversal of) credit losses (Note 4)	(240,847)	34,330	321,713
Employee benefit income for severance indemnities and pension plans (Note 13)	(7,955)	(19,839)	(6,917)
Investment securities (gains) losses—net	(286,903)	252,307	532,248
Amortization of premiums on investment securities	118,863	78,509	65,078
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 3 1 )	(13,456)	13,880	2,894
Foreign exchange (gains) losses—net	(208,398)	565,304	544,763
Equity in earnings of equity method investees—net	(227,984)	(209,732)	(282,712)
Provision (benefit) for deferred income tax expense	120,595	(47,796)	(60,967)
Decrease (increase) in trading account assets, excluding foreign exchange contracts	5,653,904	(2,695,035)	(4,902,492)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(6,433,948)	1,370,846	2,217,808
Net decrease (increase) in collateral for derivative transactions	259,287	(79,338)	(217,864)
Net decrease (increase) in margin for listed derivative transactions	165,383	(87,075)	(279,844)
Increase in cash collateral for the use of Bank of Japan’s settlement infrastructure	(643,568)	(60,462)	(54,018)
Other—net	(425,261)	(77,228)	(292,664)

Net cash provided by (used in) operating activities	(563,836)	228,334	(1,355,900)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	30,995,426	31,283,601	60,731,107
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	40,011,298	26,448,801	24,335,639
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(71,593,326)	(62,309,072)	(87,618,074)
Proceeds from maturities of Held-to-maturity debt securities	1,085,603	560,646	708,068
Purchases of Held-to-maturity debt securities	(1,156,122)	(1,192,989)	(495,346)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	2,377,333	2,722,948	3,871,908
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(2,197,171)	(2,770,356)	(3,129,666)
Purchase of common stock in Bank Danamon, an equity method investee of BK (Note 2)	—	(132,335)	—
Acquisition of Bank Danamon, a subsidiary of BK, net of cash acquired (Note 2)	—	—	(243,597)
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB, net of cash acquired (Note 2)	—	—	(249,615)
Acquisition of DVB Bank’s Aviation Finance Division, net of cash acquired (Note 2)	—	—	(555,250)
Net decrease (increase) in loans	(169,478)	330,198	(1,631,085)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	4,187,093	627,327	(13,714,288)
Proceeds from sales of premises and equipment	12,211	26,191	64,400
Capital expenditures for premises and equipment	(159,003)	(126,479)	(123,804)
Purchases of intangible assets	(239,755)	(276,880)	(308,081)
Proceeds from sales and dispositions of investments in equity method investees	39,710	161,566	171,882
Proceeds from sales of consolidated VIEs and subsidiaries—net	122,962	64,395	168,970
Other—net	(72,765)	(49,590)	(68,611)

Net cash provided by (used in) investing activities	3,244,016	(4,632,028)	(18,085,443)

F-
1
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

(in millions)	2018	2019	2020
Cash flows from financing activities:
Net increase in deposits	5,720,011	3,602,674	5,746,624
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	3,963,120	(303,042)	8,077,351
Net increase (decrease) in due to trust account and other short-term borrowings	(906,702)	(768,649)	9,944,171
Proceeds from issuance of long-term debt	6,671,031	5,020,636	4,999,531
Repayments of long-term debt	(5,485,894)	(4,236,887)	(4,983,073)
Proceeds from sales of treasury stock	1,316	2,322	1,235
Payments for acquisition of treasury stock (Note 18)	(201,102)	(159,962)	(50,028)
Payments for acquisition of shares of certain subsidiaries from noncontrolling interest shareholders	(318)	—	—
Payments for acquisition of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholders (Note 2)	(50,000)	—	—
Dividends paid	(240,514)	(275,581)	(303,728)
Dividends paid by subsidiaries to noncontrolling interests	(21,675)	(15,853)	(8,487)
Other—net	(87,067)	197,673	358,922

Net cash provided by financing activities	9,362,206	3,063,331	23,782,518

Effect of exchange rate changes on cash and cash equivalents	(188,149)	43,975	(362,652)

Net increase (decrease) in cash and cash equivalents	11,854,237	(1,296,388)	3,978,523

Cash and cash equivalents at beginning of fiscal year	64,019,219	75,873,456	74,577,068
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	75,858,049	74,571,260	78,549,712
Restricted cash included in other assets	15,407	5,808	5,879

Cash and cash equivalents at end of fiscal year	¥75,873,456	¥74,577,068	¥78,555,591

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥1,040,337	¥1,488,136	¥1,759,239
Income taxes, net of refunds	265,225	302,019	128,124
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements (Note 7)	7,111	11,280	12,754
Assets acquired under operating lease arrangements (Note 7)	—	—	46,482
Available-for-sale debt securities transferred to Held-to-maturity debt securities	—	221,537	—
Marketable Equity Securities issued by Bank Danamon transferred to investments in subsidiaries and affiliates (Note 2)	—	98,934	—
Acquisition of Bank Danamon, a subsidiary of BK (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	—	1,811,160
Fair value of liabilities assumed	—	—	1,242,115
Fair value of noncontrolling interests	—	—	51,314
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	—	332,914
Fair value of liabilities assumed	—	—	68,519
Acquisition of DVB Bank’s Aviation Finance Division (Note 2):
Fair value of assets acquired	—	—	572,487
Fair value of liabilities assumed	—	—	2,599

See the accompanying notes to Consolidated Financial Statements.

F-1
7

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
Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2018, 2019 and 2020, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in a decrease of ¥10.76 billion, an increase of ¥19.97 billion, and a de
crease of ¥142 –

¥
164
 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. The decrease for the three-month period ended on March 31, 2020 was largely due to an
additional allowance for loan losses caused by
COVID-19
and goodwill impairment. See Note
s
 4 and 6 for more information. MUFG concluded that these intervening events do not represent substantial and permanent effects on its
consolidated financial statements in any of the years presented.
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
F-1
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies
Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:
Consolidation
—The accompanying consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”). In situations in which the MUFG Group has a controlling financial interest in other entities, including certain VIEs, such entities are consolidated and noncontrolling interests, if any, are recorded in Total equity. Intercompany transactions and balances have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interest in the earnings of these equity investees and other-than-temporary impairment (“OTTI”) are reported in Equity in earnings of equity method investees-net.
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
Cash Flows
—For the purposes of reporting cash flows, cash and cash equivalents consist of Cash and due from banks, Interest-earning deposits in other banks, and certain restricted cash included in Other assets. Restricted cash included in cash and cash equivalents represents cash or deposits subject to withdrawal or usage restrictions, and mainly consist of reserves on deposits with the Bank of Japan and similar reserves required for foreign offices and subsidiaries engaged in banking businesses in foreign countries. Cash flows from qualified hedging activities are classified in the same category as the items being hedged.
Translation of Foreign Currency Financial Statements and Foreign Currency Transactions
—Financial statements of overseas entities are translated into Japanese yen using the respective fiscal year-end
exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective fiscal years.
Foreign currency translation gains and losses related to the financial statements of overseas entities of the MUFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation
F-1
9

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
Repurchase Agreements, Securities Lending and Other Secured Financing Transactions
—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance
sheet forward repurchase commitments or purchases of securities with related off-balance
sheet forward resale commitments. For the fiscal years ended March 31, 2018, 2019 and 2020, there were no such transactions accounted for as sales or purchases.
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
Trading Account Securities—
Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value in the accompanying consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized in Trading account profits (losses). The MUFG Group has elected the fair value option for certain foreign securities. See Note 3
1
 for a further discussion of fair value option.
Investment Securities—
Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as
Held-to-maturity
debt securities and are carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity other than those classified as Trading account securities, are classified as
Available-for-sale
debt securities, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax
basis within Accumulated OCI, net of taxes, which is a component of equity. For debt securities, an OTTI is recognized in earnings for a security if the MUFG Group has intent to sell such a debt security or if it is more likely than not the MUFG Group will be required to sell such a debt security before recovery of its amortized cost basis. If not, the credit component of an OTTI is recognized in earnings, but
F-
20

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
the noncredit component is recognized in Accumulated OCI. In determining other-than-temporary declines in fair value to be recognized as an impairment loss on debt securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed.
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
Derivative Financial Instruments—
The MUFG Group engages in derivative activities involving swaps, forwards, futures, options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to customers’ financial needs. Derivatives are also used to manage counterparty credit risk and market risk exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices.
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
Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset
and liability positions. Certain of those derivatives are designated as hedging instruments and qualify for hedge accounting. The MUFG Group designates a derivative as a hedging instrument at the inception of each such hedge relationship, and it documents, for such individual hedging relationships, the risk management objective and strategy, including the item being hedged, the specific risk being hedged and the method used to assess the hedge effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities, as appropriate. For fair value hedges, the changes in the fair value of a hedging instrument are recognized in the same income statement line as the hedged item. For cash flow hedges, the changes in the fair value of a hedging instrument are recognized in Accumulated OCI. Amounts realized on cash flow hedges related to variable rate loans are recognized in Net interest income in the period when the cash flow from the hedged item is realized.
F-
21

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment
of hedge effectiveness are recognized in earnings.
Loans—
Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sale in secondary markets are transferred to the held-for-sale
classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment to yield using a method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the remaining contractual terms of the loans using a method that approximates the interest method when such purchased loans are outside the scope of the guidance on loans and debt securities acquired with deteriorated credit quality as described below.
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings Corporation (“MUFG Americas Holdings

” or “MUAH”), Bank of Ayudhya Public Company Limited (“Krungsri”), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk.
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
The MUFG Group modifies certain loans in conjunction with its loss-mitigation activities
. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize
F-
22

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower
-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings (“TDRs”).
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
A loan that has been modified into a TDR is considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms. Because loans modified in TDRs are considered to be impaired, these loans are measured for impairment using the MUFG Group’s established asset-specific allowance methodology, which considers the expected default rates for the modified loans. See “
Allowance for Credit Losses”
for a discussion for each portfolio segment
.
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
Loan Securitization
—The MUFG Group securitizes and services commercial, industrial, and residential loans in the normal course of business. The MUFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. When a securitization is accounted for as a sale, the proceeds from a sale of financial assets consist of the cash and any other assets obtained, including beneficial interests and separately recognized servicing assets, in the transfer less any liabilities incurred, including separately recognized servicing liabilities. All proceeds and reductions of proceeds from a sale shall be initially measured at fair value.
Allowance for Credit Losses
—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off
policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year ended March 31, 2020, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.
F-
23

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
The methodologies used to estimate the allowance and the
charge-off
policy for the major portfolio segments are as follows:
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
The formula allowance is applied to loans that are categorized as Normal or Close Watch, excluding
loans identified as a TDR, based on the internal credit rating and historical loss factors which are based on the loss experience. See Note 4 for the information on loans to borrowers categorized based on the internal borrower rating. Estimated losses inherent in the loans at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each internal credit rating, taking into account the historical number of defaults of borrowers within each internal credit rating divided by the total number of borrowers. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed to determine the appropriate level of the allowance. Because the evaluation of inherent loss for these loans involves an uncertainty, subjectivity and judgment, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of the formula allowance needs to be changed in subsequent years. Since historical loss factors are based on the historical loss experience, the formula allowance may include a qualitative reserve in order to reflect the collectibility of the portfolio as of the balance sheet date by considering qualitative factors including, among others, national and local economic trends and conditions, industry conditions, and effects of changes in credit concentrations.
The allocated allowance for large groups of smaller-balance homogeneous loans is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based upon various analyses, including historical delinquency and historical loss experience.
F-
24

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
F-
2
5

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
F-
2
6

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
Allowance for Off-Balance Sheet Credit Instruments
—The MUFG Group maintains an allowance for credit losses on
off-balance
sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability in Other liabilities. The MUFG Group adopts the same methodology used in determining the allowance for credit losses on loans. Potential credit losses related to derivatives are considered in the fair value of the derivatives.
Premises and Equipment
—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking apply the declining-balance method in depreciating their premises and equipment, while other subsidiaries mainly apply the straight-line method, at rates principally based on the following estimated useful lives:

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
F-2
7

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
A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of a reporting unit exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit.
Intangible assets
—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	9 to 16	Straight-line
Customer relationships	3 to 27	Straight-line, Declining-balance
Trade names	4 to 40	Straight-line

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
Accrued Severance and Pension Liabilities
—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans (“SIPs”). The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Under the guidance related to employers’ accounting for defined benefit pension and other postretirement plans, the MUFG Group recognizes a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans in the accompanying consolidated balance sheets and mainly recognizes changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in Accumulated OCI. Based on actuarial computations of current and future employee benefits, the service cost component is charged to Salaries and
F-2
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
employee benefits while other components of net pension benefit/cost are charged to Other non-interest
expenses. The MUFG Group measures plan assets and benefit obligations as of the date of the consolidated balance sheets.
Long-Term Debt
—Premiums, discounts and issuance costs of long-term debt are amortized based on the method that approximates the interest method over the term of the long-term debt.
Obligations under Guarantees
—The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, and liquidity facilities. The MUFG Group recognizes guarantee fee income over the guarantee period based on the contractual terms of the guarantee contracts. It is the MUFG Group’s business practice to receive a guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income over the guarantee period.
Allowance for Repayment of Excess Interest
—The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management’s future forecasts. The allowance is recorded as a liability in Other liabilities.
Fees and Commissions
—The MUFG Group recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the MUFG Group satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time.
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
F-2
9

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
F-
30

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes
—The MUFG Group accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the accompanying consolidated financial statements. Under this method, deferred tax assets and deferred tax liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in income in the period that includes the enactment date.
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
Free Distributions of Common Shares
—As permitted by the Companies Act of Japan (the “Companies Act”), Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 18 for further information.
Earnings per Common Share
—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing earnings applicable to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note
22
for the computation of basic and diluted EPS.
Treasury Stock
—The MUFG Group presents its treasury stock, including shares of MUFG owned by its subsidiaries and affiliated companies, as a reduction of equity on the accompanying consolidated balance sheets at cost and accounts for treasury stock transactions under an average cost method. Gains (losses) on sales of treasury stock are charged to capital surplus and unappropriated retained earnings.
Comprehensive Income
—Comprehensive income includes net income before attribution to noncontrolling interests and other comprehensive income (“OCI”). All changes in unrealized gains and losses on investment securities, unrealized gains and losses on derivatives qualifying for cash flow hedges, defined benefit plans and foreign currency translation adjustments constitute OCI and are presented, with related income tax effects, in the accompanying consolidated statements of comprehensive income. OCI also includes changes in the instrument-specific credit risk on financial liabilities (“debt valuation adjustments” or “DVA”) accounted for under the fair value option.
Stock-Based Compensation
—MUFG and certain of its subsidiaries have a stock compensation-type stock option plan (“Stock Option Plan”) for directors (excluding outside directors and directors serving as audit
F-
31

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
committee members), corporate executives, executive officers and senior fellows (collectively, “officers”). Compensation costs under the Stock Option Plan are recognized based on the grant date fair value of the stock option (“Stock Acquisition Rights”) over the period during officers are required to provide service in accordance with the terms of the plan. MUFG and certain of its subsidiaries also have performance-based stock compensation plan (“the Board Incentive Plan”). The awards granted under the Board Incentive Plan are classified as either liability for the part of award which are provided to officers in cash or equity for the part of award which are provided to officers in the common shares of MUFG. Compensation costs are recognized over the requisite service period for the entire awards. For awards classified as liability, compensation costs are measured based on the fair value calculated by the quoted price of common shares of MUFG at the date of fiscal year-end
and remeasured at the end of each reporting period. Changes in quoted prices of common shares of MUFG between the date of grant and the settlement of awards are recognized in the period which the changes occur. For awards classified as equity, compensation costs are measured based on the grant date fair value by the quoted price of the common shares of MUFG.
Accounting Changes
Recognition and Measurement of Financial Assets and Financial Liabilities
—In January 2016, the Financial
Accounting
Standards Board (“FASB”) issued new guidance which requires equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in fair value recognized in net income. However, for equity investments that do not have readily determinable fair values, the fair value may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (“the measurement alternative”), and the impairment assessment is simplified by performing a qualitative assessment to identify impairments. For financial liabilities which were elected to measure at fair value in accordance with the fair value option, this guidance also requires an entity to present separately in other comprehensive income the portion of the changes in the fair value of financial liabilities resulting from a change in the instrument-specific credit risk. In addition, this guidance eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, and clarifies, for disclosure purposes, the requirement for the use of an exit price notion in the determination of the fair value of financial instruments measured at amortized cost. This guidance also clarifies that an entity must evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted except for the amendments related to the accounting for financial liabilities under the fair value option. In February 2018, the FASB issued additional guidance to improve certain aspects of the new guidance. The MUFG Group adopted the guidance on April 1, 2018. Upon adoption, the MUFG Group recorded an increase in the beginning balance of retained earnings as of April 1, 2018 of ¥2,702 billion, with a corresponding decrease in Accumulated OCI, net of taxes. Other amendments required under the new guidance did not have a material impact on the MUFG Group’s financial position and results of operations. As a result of adopting this guidance, marketable equity investment securities are measured at fair value with unrealized gains or losses reflected in net income. Prior to adoption, such unrealized gains and losses were reflected in other comprehensive income. Nonmarketable equity investment securities previously accounted for under the cost method of accounting are now measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes.
Disclosure Framework
—
Changes to the Disclosure Requirements for Fair Value
Measurement
—In August 2018, the FASB issued new guidance which modifies the disclosure requirements on fair value measurements. This guidance removes disclosure requirements for the amount of and reasons for transfers between Level 1 and

F-
32

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and valuation processes for Level 3 fair value measurements. In addition, the guidance modifies disclosure requirements for investments in certain entities that calculate net asset value and modifies disclosure requirements related to measurement uncertainty. Lastly, the guidance adds disclosure requirements for changes in unrealized gains and losses for the period that are included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, and the guidance adds disclosure requirements related to the range and weighted
average of significant unobservable inputs used to develop Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this guidance. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this guidance and delay adoption of the additional disclosures until their effective date. The MUFG Group early adopted removal disclosure requirements as of March 31, 2019 and will adopt other requirements of this guidance on or prior to the effective date. The guidance affected disclosures in the notes to the consolidated financial statements and did not affect its financial position and results of operations.
Leases—
In February 2016, the FASB issued new guidance which requires that lessees recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use
asset representing its right to use the underlying asset for the lease term. The accounting applied by lessors is largely unchanged, but the accounting model for leveraged leases is not retained for leases that commence after the effective date of this guidance. This guidance also requires entities to provide qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.
The MUFG Group adopted this guidance on April 1, 2019 and recorded ¥428 billion of right-of-use
assets and ¥502 billion of lease liabilities on the MUFG Group’s consolidated balance sheet. The adoption resulted in a decrease to retained earnings of ¥15 billion. The adoption of this guidance was not material to the MUFG Group’s results of operations. Prior periods are presented under previous policies.
Leases previously described as capital leases are now referred as finance leases. As allowed by the guidance, the MUFG Group elected not to reassess the following at transition: whether existing contracts are or contain leases, and for existing leases, lease classification and initial direct costs.
Premium Amortization on Purchased Callable Debt Securities
—In March 2017, the FASB issued new guidance which shortens the amortization period for certain callable debt securities held at a premium, specifically requiring the premium to be amortized to the earliest call date. This guidance does not require an accounting change for securities held at a discount, and the discount continues to be amortized to maturity. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2019, and there was no material impact on its financial position and results of operations.
Targeted Improvements to Accounting for Hedging Activities—
In August 2017, the FASB issued new guidance which better aligns an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, this guidance expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition, this guidance includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. This guidance also modifies the requirement to disclose the effect on the income statement of fair value and cash flow hedges, eliminates the requirement to disclose the ineffective portion of the change in
F-
33

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
fair value of hedging instruments, and requires new tabular disclosures related to cumulative basis adjustments for fair value hedges. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted in any interim period after issuance of this guidance. The MUFG Group adopted this guidance on April 1, 2019, and there was no material impact on its financial position and results of operations. As permitted by this guidance, upon adoption the MUFG Group transferred Held-to-maturity debt securities with a carrying amount of ¥18,606 million to Available-for-sale debt securities.
Improvements to Nonemployee Share-Based Payment Accounting
—In June 2018, the FASB issued new guidance which largely aligns the accounting for share-based payment awards issued to employees and nonemployees. Under this guidance, equity-classified share-based payment awards issued to nonemployees are measured at the grant date, instead of the previous requirement to measure the awards at the earlier of the date at which the performance commitment is reached or the date of performance completion. For awards issued to nonemployees with performance conditions, compensation cost associated with the awards is recognized when achievement of the performance condition is probable, instead of the previous requirement to recognize the costs based on the lowest aggregate fair value. This guidance also eliminates the previous requirement to reassess the classification for certain nonemployee awards upon vesting. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of the new revenue standard. The MUFG Group adopted this guidance on April 1, 2019, and there was no material impact on its financial position and results of operations.
Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes
—In October 2018, the FASB issued new guidance which permits use of the Overnight Index Swap (“OIS”) rate based on Secured Overnight Financing Rate as a U.S. benchmark interest rate for hedge accounting purposes in addition to the interest rates on direct Treasury obligations of the U.S. government, the London Interbank Offered Rate (“LIBOR”), the OIS rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Markets Association Municipal Swap Rate. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted in any interim period upon issuance of this guidance if an entity already has adopted the new hedge accounting standard. The MUFG Group adopted this guidance on April 1, 2019, and there was no material impact on its financial position and results of operations.
Simplifying the Test for Goodwill Impairment
—In January 2017, the FASB issued new guidance which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. This guidance eliminates Step 2 and instead requires an entity to perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. This guidance also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test, and instead requires the disclosure of the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets. This guidance is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The MUFG Group early adopted this guidance in connection with a quantitative impairment
test of goodwill during the fiscal year ended March 31, 2020. Under this guidance, the quantitative impairment test is performed by comparing the carrying amount of a reporting unit with its fair value, and an impairment loss is recognized to the extent that the carrying amount of a reporting unit
F-
34

MITSUBISHI
UFJ
FINANCIAL
GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit. See Note 6 for details of the goodwill impairment.
Reference Rate
Reform
—In March 2020, the FASB issued new guidance which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. This new guidance can be adopted as of March 12, 2020 through December 31, 2022. The MUFG Group adopted this new guidance in March 2020, and there was no material impact on its financial position, results of operations and cash flows. This guidance will significantly ease the accounting implications of the reference rate reform.
Codification Improvements
—In July 2018, the FASB issued new guidance to clarify, correct errors in, or make minor improvements to various areas of the Codification. Some of the amendments in the guidance were effective immediately, while others were effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Among other changes, the amendment to Subtopic 962-325 in the guidance removes the stable value common collective trust fund from the illustrative example in paragraph 962-325-55-17 to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value (“NAV”) per share practical expedient. Rather, the entity is required to evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure at net asset value in accordance with Topic 820. Upon the adoption of this guidance, some common collective funds which have
a
readily determinable fair value are reported within the fair value hierarchy as Level 2 while previously they were reported within the tables showing plan assets measured using NAV per share (or its equivalent) as a practical expedient. These common collective funds are redeemable at NAV, which is determined daily and is the readily determinable fair value. The price per share is quoted on a private market based on the value of the underlying investments. The amount of pension benefits and SIP investments impacted due to the amendment to Subtopic 962-325 was

¥
112 billion and
¥136 billion as of March 31, 20
19
and 20
20
, respectively. See Note 13 for the changes in notes.
Recently Issued Accounting Pronouncements
Measurement of Credit Losses on Financial Instruments—
In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale
debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.
In April 2019 and November 2019, the FASB
issued
additional
guidance
to improve certain aspects of this guidance. This guidance is effective for fiscal years beginning after December 15, 2019, including interim
F-
3
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
periods within those fiscal years. The MUFG Group adopted the guidance on April 1, 2020. It will result in an increase in the allowance for credit losses and the allowance for off-balance sheet credit instruments of approximately
¥
380 –
¥
450 billion and a decrease in retained earnings of approximately

¥
270 –

¥
330
 billion. The presentation of a range for the April 1, 2020 adoption impact is due to provisional estimation mainly in response to COVID-19 including macroeconomic variables
under the circumstances and pending final review of the adjustment, which may impact the allowance for credit losses as of such date.
Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans
—In August 2018, the FASB issued new guidance which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This guidance removes certain disclosure requirements, including amounts in Accumulated OCI expected to be recognized as components of net periodic benefit cost over the next fiscal year and the amount and timing of plan assets expected to be returned to the employer, clarifies disclosure requirements for defined benefit plans with projected or accumulated benefit obligations in excess of plan assets, and adds disclosure requirements for weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates as well as an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. This guidance is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its disclosures.
Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract—
In August 2018, the FASB issued new guidance which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use
software. This guidance requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance on internal-use
software to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. This guidance also requires the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, apply the existing impairment guidance on internal-use
software to the capitalized implementation costs as if the costs were long-lived assets, and present the capitalized-implementation-cost-related
items in the same line items in the financial statements as those relating to fees associated with the hosting element (service) of the arrangement. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures.
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
F-
3
6

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
Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Danamon provides banking and financial products and services to consumer, small and medium enterprise (“SME”) and corporate customers, with a network of around 900 offices in Indonesia.
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

This strategic investment by MUFG Bank was executed through three steps (the “Proposed Transaction”), and the completion of the Proposed Transaction resulted in MUFG Bank becoming the largest shareholder in Danamon and Danamon becoming a consolidated subsidiary of MUFG Bank.
In Step 1, MUFG Bank acquired an initial 19.9% equity interest in Danamon from the Sellers on December 29, 2017, based on a price of IDR 8,323 (approximately ¥70
(1)
) per share, for an investment amount of IDR 15,875 billion (approximately ¥133 billion
(1)
). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017 with certain adjustments applied. AFI continues to be the majority shareholder in Danamon after closing of Step 1. MUFG Bank classified Danamon’s equity securities as
Available-for-sale
securities on the acquisition date.
In Step 2, MUFG Bank acquired an additional 20.1% equity interest in Danamon from the Sellers on August 3, 2018, based on a price of IDR 8,921 (approximately ¥69
(2)
) per share, for an investment amount of IDR 17,187 billion (approximately ¥132.3 billion
(2)
). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of June 30, 2018 with certain adjustments applied. As a result, equity interest in Danamon increased to 40%, and MUFG Bank started to apply the equity method of accounting for its investment in Danamon during the six months ended September 30, 2018.
In Step 3, MUFG Bank acquired an additional 54.0% equity interest in Danamon from AFI and other shareholders on April 29, 2019, based on a price of IDR 9,590 (approximately ¥77
(3)
) per share, for an investment amount of IDR 50 trillion (approximately ¥397 billion) in cash. As a result, equity interest in Danamon increased to 94.0%, and Danamon became a consolidated subsidiary of MUFG Bank. The MUFG Group recorded goodwill of ¥254,271 million, none of which is deductible for income tax purposes and intangible assets of ¥146,899 million. The MUFG Group also recorded noncontrolling interests of ¥51,314 million at fair value determined by a quoted market price as of the acquisition date. The equity interest in Danamon held by MUFG Bank immediately before the acquisition date was remeasured to the fair value of ¥271,830 million based on the quoted market price, resulting in recognition of profits of ¥41,218 million which is included in Gain on remeasurement of previously held equity method investment in the accompanying consolidated statements of income for the fiscal year ended March 31, 2020. During the fiscal year ended March 31, 2020, the MUFG Group incurred
¥869
million of acquisition-related costs. These expenses are included in Other non-interest
expenses in the accompanying consolidated statements of income for the fiscal year ended March 31, 2020. The revenue and net loss of Danamon and its subsidiaries since the acquisition date were ¥119,331 million and

F-
3
7

MITSUBISHI
UFJ FINANCIAL
GROUP
, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
¥4,553 million for the fiscal year ended March 31, 2020. In addition, MUFG Bank acquired an additional
92.1% equity
interest
in PT Bank Nusantara Parahyangan, Tbk. (“BNP”) from ACOM CO., LTD., an equity method investee of MUFG, and other shareholders, based on a price of IDR 4,088 (approximately ¥33
(3)
) per share, for an investment amount of IDR 3 trillion (approximately ¥24.1 billion). As a result, equity interest in BNP increased to 99.9%, and BNP became a consolidated subsidiary of MUFG Bank.
On May
1, 2019, MUFG Bank made BNP merged into Danamon, acquiring an additional equity interest in Danamon in exchange for its equity interest in BNP, which resulted in MUFG Bank holding 94.1% equity interest in Danamon.

Notes:
(1)	Calculated based on the exchange rate of IDR1 = ¥0.0084

(2)	Calculated based on the exchange rate of IDR1 = ¥0.0077

(3)	Calculated based on the exchange rate of IDR1 = ¥0.0080

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Danamon and its subsidiaries as of the acquisition date:

(in millions)
Loans	¥1,086,638
Intangible assets (1)	146,899
Total assets	1,728,480
Deposits—Total deposits	915,075
Total liabilities	1,242,115

Note:
(1)	Intangible assets with
a
weighted average amortization period of 13.2 years primarily include ¥79,552 million of relationships with agents with
a
weighted average amortization period of 13.1 years and ¥44,140 million of core deposit intangibles with
a
weighted average amortization period of 10.1 years.

Included in the table above are loans with fair values totaling ¥1,068,906 million, which were not subject to the guidance on loans and debt securities acquired with deteriorated credit quality. As of the acquisition date, the gross contractual amounts receivable for these loans totaled ¥1,082,422 million, of which ¥34,363 million is not expected to be collected.
Pro forma statements of income
The following unaudited pro forma statements of income present the result of operations for
Danamon
as if the acquisition of Danamon had occurred on April 1, 2018:

	Fiscal years ended March 31,
	2019	2020
	(in millions)
Statement of income data:
Net interest income	¥130,540	¥119,818
Non-interest income—Total	30,857	30,852
Net income attributable to Mitsubishi UFJ Financial Group	16,083	3,206

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments such as intangible assets subject to amortization of ¥11,445 million and ¥11,299 million for the fiscal years ended March 31, 2019 and 2020, respectively.
F-
3
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisition of Colonial First State Global Asset Management
On August 2, 2019, Mitsubishi UFJ Trust and Banking acquired 100% of the shares in each of the

nine subsidiaries of Colonial First State Group Limited, for ¥312,225 million in cash, from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary, Colonial First State Group Limited, and thereby recorded goodwill of ¥177,065 million, none of which is deductible for income tax purposes and intangible assets of ¥105,973 million with
a
weighted average amortization period of 18.7 years primarily include ¥100,862 million of customer relationships with
a
weighted average amortization period of 18.0 years. These nine subsidiaries collectively, including their subsidiaries, had represented the global asset management business of Colonial First State Global Asset Management, and were renamed First Sentier Investors (“FSI”) on September 16, 2019.
The MUFG Group is seeking the opportunities to enhance its competitive edge as well as expanding its client base globally in asset management business. The acquisition of FSI is a milestone to strengthen its capability and that is the reason such goodwill was paid which is allocated to the segment of Asset Management & Investor Services Business Group. The MUFG Group will continue to respond to customer expectations by leveraging the advantages and brands of FSI as well as the MUFG Group’s original asset management arms, aiming to become an asset management service provider with a global presence.
The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the fiscal year ended March 31, 2020, the MUFG Group incurred ¥3,775 million of acquisition-related costs. These expenses are included in Other non-interest
expenses in the accompanying consolidated statements of income for the fiscal year ended March 31, 2020. Total assets acquired amounted to ¥197,867 million, including cash and bank deposits of ¥42,019 million and intangible assets of ¥105,973 million, and total liabilities assumed amounted to ¥68,519 million, including accrued bonuses of ¥18,769 million. The revenue and
net
loss of FSI and its subsidiaries since the acquisition date were ¥38,508 million and ¥734 million for the fiscal year ended March 31, 2020
.
Pro forma statements of income
The following unaudited pro forma statements of income present the results of operations for FSI
as if the acquisition of FSI had occurred on April 1, 2018:

	Fiscal years ended March 31,
	2019	2020
	(in millions)
Statement of income data:
Non-interest income—Total	¥77,323	¥78,475
Net income attributable to Mitsubishi UFJ Financial Group	16,051	6,047

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥6,622 million and ¥5,979 million for the fiscal years ended March 31, 2019 and 2020, respectively.
Acquisition of DVB Bank SE’s Aviation Finance Division
On March 1, 2019, MUFG Bank and its consolidated subsidiary, BOT Lease Co., Ltd. (“BOT Lease”), entered into an agreement with DVB Bank SE (“DVB”) to transfer DVB’s aviation finance division to MUFG Bank and BOT Lease.
F-
3
9

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
On November 18, 2019,
MUFG Bank acquired DVB’s most of aviation finance client lending portfolio, employees, and other part of the operation infrastructure for
¥555 billion in cash. MUFG Bank recorded goodwill of ¥32,591 million. In addition, DVB’s aviation investment management and asset management businesses will be transferred to a newly established subsidiary of BOT Lease, subject to applicable regulatory and other approvals and certain conditions.
The following table summarizes the estimated fair values of the assets acquired and liabilities as of the acquisition date:

(in millions)
Loans	¥515,933
Total assets	522,797
Total liabilities	138

Pro forma statements of income
The following unaudited pro forma statements of income present the result of operations for DVB’s aviation finance division as if the acquisition of DVB’s aviation finance division had occurred on April 1, 201
8
:

	Fiscal years ended March 31,
	2019	2020
	(in millions)
Statement of income data:
Net interest income	¥4,825	¥4,868
Non-interest income—Total	430	430
Net income attributable to Mitsubishi UFJ Financial Group	48	77

F-
40

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	INVESTMENT SECURITIES

The following tables present the amortized cost, gross unrealized gains and losses, and fair value of
Available-for-sale
debt securities and
Held-to-maturity
debt securities at March 31, 2019 and 2020:

At March 31, 2019:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,748,558	¥330,115	¥977		¥24,077,696
Japanese prefectural and municipal bonds	2,203,978	22,593	5		2,226,566
Foreign government and official institution bonds	2,648,874	18,099	25,554		2,641,419
Corporate bonds	1,117,302	14,251	822		1,130,731
Residential mortgage-backed securities	1,635,220	1,469	21,338		1,615,351
Commercial mortgage-backed securities	132,996	310	2,351		130,955
Asset-backed securities	1,494,629	10,846	2,553		1,502,922
Other debt securities (1)	192,930	2,851	2,918		192,863

Total	¥33,174,487	¥400,534	¥56,518		¥33,518,503

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,701	¥41,619	¥—		¥1,142,320
Foreign government and official institution bonds	138,731	193	212		138,712
Residential mortgage-backed securities	910,990	1,209	21,202	(2)	890,997
Commercial mortgage-backed securities	160,267	1,903	2,032	(2)	160,138
Asset-backed securities	2,131,212	1,415	11,847		2,120,780

Total	¥4,441,901	¥46,339	¥35,293		¥4,452,947

Notes:
(1)	Other debt securities in the table above mainly include ¥112,822 million of private placement debt conduit bonds.

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

F-
41

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2020:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,308,538	¥185,302	¥30,961		¥23,462,879
Japanese prefectural and municipal bonds	2,938,743	16,279	2,202		2,952,820
Foreign government and official institution bonds	2,936,110	107,406	6,028		3,037,488
Corporate bonds	1,261,586	12,445	1,205		1,272,826
Residential mortgage-backed securities	1,460,641	3,083	4,331		1,459,393
Commercial mortgage-backed securities	379,234	6,110	3,089		382,255
Asset-backed securities	1,461,083	9,516	1,123		1,469,476
Other debt securities (1)	161,832	3,190	1,956		163,066

Total	¥33,907,767	¥343,331	¥50,895		¥34,200,203

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,574	¥29,856	¥—		¥1,130,430
Foreign government and official institution bonds	151,555	243	689		151,109
Residential mortgage-backed securities	737,242	10,478	3,012	(2)	744,708
Commercial mortgage-backed securities	146,039	2,993	317	(2)	148,715
Asset-backed securities	2,030,371	277	27,716		2,002,932

Total	¥4,165,781	¥43,847	¥31,734		¥4,177,894

Notes:
(1)	Other debt securities in the table above mainly include ¥86,734 million of private placement debt conduit bonds.

(2)	MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from
Available-for-sale
debt securities to
Held-to-maturity
debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥8,215 million and ¥3,178 million, respectively, at March 31, 2020 and are not included in the table above.

F-
42

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual Maturities
The amortized cost and fair values of
Held-to-maturity
debt securities and the fair values of
Available-for-sale
debt securities at March 31, 2020 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥24,013	¥24,056	¥11,827,106
Due from one year to five years	1,202,901	1,235,096	10,833,597
Due from five years to ten years	591,471	587,205	5,794,878
Due after ten years	2,347,396	2,331,537	5,744,622

Total	¥4,165,781	¥4,177,894	¥34,200,203

Realized Gains and Losses
For the fiscal year ended March 31, 2018, gross realized gains on sales of
Available-for-sale
debt securities and marketable equity securities were ¥330,508 million and gross realized losses on sales of
Available-for-sale
debt securities and marketable equity securities were ¥49,290 million.
For the fiscal years ended March 31, 2019 and 2020, gross realized gains on sales of
Available-for-sale
debt securities were ¥45,244 million and ¥151,015 million, respectively, and gross realized losses on sales of
Available-for-sale
debt securities were ¥16,541 million and

¥44,662 million,
respectively
.
Other-than-temporary Impairments of Investment
Securities
For the fiscal year ended March 31, 2018, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥8,196 million, which were included in
Investment
securities gains (losses)—net in the accompanying consolidated statements of income. The losses of ¥8,196 million for the fiscal year ended March 31, 2018 included losses of ¥6,660 million from marketable equity securities, ¥114 million from
Available-for-sale
debt securities which mainly comprised of corporate bonds, and ¥1,422 million from nonmarketable equity securities.
For the fiscal years ended March 31, 2019 and 2020, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥606 million and ¥1,590 million, respectively, which were included in Investment securities gains (losses)—net in the accompanying consolidated statements of income. These losses were recorded from
Available-for-sale
debt securities which mainly comprised of corporate bonds for the fiscal years ended March 31, 2019 and 2020. Impairment of marketable equity securities is eliminated according to new guidance on recognition and measurement of financial assets and financial liabilities. The
Available-for-sale
securities (AFS category) is eliminated for equity securities and, therefore, OTTI review is not required for those securities.
F-
4
3

MITSUBISHI
UFJ FINANCIAL
GROUP
, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of
Available-for-sale
debt securities and
Held-to-maturity
debt securities at March 31, 2019 and 2020, by length of time that individual securities in each category have been in a continuous loss position:

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

F-
44

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2020:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥11,781,600	¥30,961	¥—	¥—	¥11,781,600	¥30,961	202
Japanese prefectural and municipal bonds	935,540	2,202	—	—	935,540	2,202	340
Foreign government and official institution bonds	564,620	5,481	114,407	547	679,027	6,028	153
Corporate bonds	522,941	1,191	25,228	14	548,169	1,205	154
Residential mortgage-backed securities	114,057	530	388,064	3,801	502,121	4,331	402
Commercial mortgage-backed securities	182,887	3,087	1,304	2	184,191	3,089	39
Asset-backed securities	189,775	503	86,605	620	276,380	1,123	94
Other debt securities	53,070	132	30,657	1,824	83,727	1,956	24

Total	¥14,344,490	¥44,087	¥646,265	¥6,808	¥14,990,755	¥50,895	1,408

Held-to-maturity debt securities:
Foreign government and official institution bonds	¥55,746	¥689	¥—	¥—	¥55,746	¥689	9
Residential mortgage-backed securities	108,478	1,033	360,841	1,979	469,319	3,012	281
Commercial mortgage-backed securities	10,281	32	133,791	285	144,072	317	31
Asset-backed securities	637,201	8,536	1,259,720	19,180	1,896,921	27,716	77

Total	¥811,706	¥10,290	¥1,754,352	¥21,444	¥2,566,058	¥31,734	398

Evaluating Investment Securities for Other-than-
temporary
Impairments
The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.
Corporate bonds
As of March 31, 2020, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public
companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default. The credit loss components recognized in earnings were ¥1,761 million and ¥1,535 million at March 31, 2019 and 2020, respectively.
Residential mortgage-backed securities
As of March 31, 2020, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential
F-
4
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group determined through analysis that no OTTI was identified on such securities as of March 31, 2020 and no impairment loss has been recorded because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover
the entire amortized cost basis of these securities.

Asset-backed securities
As of March 31, 2020, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the OTTI and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no OTTI was identified as of March 31, 2020 and no impairment loss has been recorded.
Other debt securities
As of March 31, 2020, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of OTTI, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no OTTI losses were recorded in the accompanying consolidated statements of income.
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
The length of time that the fair value of the investment has been below cost
—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other-than-temporary.
The extent to which the fair value of investments has been below cost as of the end of the reporting period
—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic prospects and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.
F-4
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The financial condition and near-term prospects of the issuer
—The MUFG Group considers the
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
Equity Securities
The following table presents net realized losses on sales of equity securities, and net unrealized losses on equity securities still held at March 31, 2019 and 2020
:

	Fiscal years ended March 31,
	2019	2020
	(in millions)
Net losses recognized during the period (1)	¥(278,746)	¥(639,813)
Less:
Net losses recognized during the period on equity securities sold during the period	(3,303)	(37,541)

Net unrealized losses recognized during the reporting period still held at the reporting date	¥(275,443)	¥(602,272)

Note:
(1)	Included in Investment securities gains (losses)—net.

Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities held at March 31, 2019 and 2020
:
	2019	2020
	(in millions)
Measurement alternative balance	¥563,733	¥534,882

The related adjustments for these securities for the fiscal years ended March 31, 2019 and 2020 were as follow
:

	Fiscal years ended March 31,
	2019	2020
	(in millions)
Measurement alternative impairment losses (1)(4)	¥(2,292)	¥(3,099)
Measurement alternative downward changes for observable prices (1)(2)(3)(5)	¥—	¥(953)
Measurement alternative upward changes for observable prices (1)(2)(3)(6)	¥53,077	¥6,223

Notes:
(1)	Included in Investment securities gains (losses)—net.

(2)
Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.

F-4
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)
The MUFG Group applied measurement alternative downward or upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.

(4)	The cumulative impairment losses at March 31, 2019 and 2020 were ¥2,292 million and ¥5,007 million, respectively.

(5)	The cumulative downward changes for observable prices at March 31, 2019 and 2020 were nil and ¥953 million, respectively.

(6)	The cumulative upward changes for observable prices at March 31, 2019 and 2020 were ¥53,077 million and ¥34,466 million, respectively.

4.	LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2019 and 2020 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2019	2020
	(in millions)
Domestic:
Manufacturing	¥11,153,996	¥11,448,778
Construction	717,664	733,212
Real estate	11,706,419	12,054,671
Services	2,653,191	2,585,111
Wholesale and retail	7,643,397	7,504,561
Banks and other financial institutions (1)	5,213,020	5,161,093
Communication and information services	1,510,596	1,572,344
Other industries	8,756,483	8,673,871
Consumer	15,802,024	15,319,721

Total domestic	65,156,790	65,053,362

Foreign:
Governments and official institutions	841,695	726,347
Banks and other financial institutions (1)	11,641,373	11,788,225
Commercial and industrial	31,951,169	32,565,030
Other	7,597,502	8,404,062

Total foreign	52,031,739	53,483,664

Unearned income, unamortized premiums—net and deferred loan fees—net	(304,588)	(350,287)

Total (2)	¥116,883,941	¥118,186,739

Notes:
(1)	Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(2)	The above table includes loans held for sale of ¥291,794 million and ¥344,790 million at March 31, 2019 and 2020, respectively.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. See Note 1 for further information.
Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or

F-
4
8

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
The nonaccrual loans by class at March 31, 2019 and 2020 are shown below:

	2019	2020
	(in millions)
Commercial
Domestic	¥272,777	¥312,972
Manufacturing	65,896	93,776
Construction	9,813	8,484
Real estate	23,152	21,790
Services	26,188	51,195
Wholesale and retail	94,531	94,037
Banks and other financial institutions	898	994
Communication and information services	11,955	10,539
Other industries	25,406	20,234
Consumer	14,938	11,923
Foreign	111,002	127,001
Residential	68,499	63,998
Card	61,419	61,172
MUAH	46,549	35,840
Krungsri	127,424	149,732
Other	—	27,754

Total (1)	¥687,670	¥778,469

Note:

(1)	The above table does not include loans held for sale of ¥12,702 million and ¥330 million at March 31, 2019 and 2020, respectively, and loans acquired with deteriorated credit quality of ¥6,284 million and ¥25,427 million at March 31, 2019 and 2020, respectively.

F-
4
9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans
The MUFG Group’s impaired loans primarily include nonaccrual loans and TDRs. The following table shows information about impaired loans by class at March 31, 2019 and 2020:

	Recorded Loan Balance
At March 31, 2019:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses (1)	Total (2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥560,474	¥157,465	¥717,939	¥759,399	¥227,004
Manufacturing	349,597	28,189	377,786	384,306	92,919
Construction	8,366	5,975	14,341	14,779	6,574
Real estate	20,848	29,961	50,809	55,943	5,704
Services	30,239	13,020	43,259	46,838	20,059
Wholesale and retail	118,253	45,620	163,873	175,714	84,503
Banks and other financial institutions	1,012	21	1,033	1,033	830
Communication and information services	8,794	6,929	15,723	16,587	6,817
Other industries	13,772	17,989	31,761	38,342	6,874
Consumer	9,593	9,761	19,354	25,857	2,724
Foreign	127,521	34,484	162,005	183,133	85,966
Loans acquired with deteriorated credit quality	8,136	—	8,136	14,990	5,450
Residential (4)	97,176	6,495	103,671	120,526	14,357
Card (4)	64,691	330	65,021	72,226	21,829
MUAH (4)	46,552	23,208	69,760	83,300	8,294
Krungsri (4)	57,066	26,193	83,259	90,377	28,254

Total (3)	¥961,616	¥248,175	¥1,209,791	¥1,323,951	¥391,154

F-
50

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Recorded Loan Balance
At March 31, 2020:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses (1)	Total (2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥598,737	¥147,890	¥746,627	¥784,298	¥268,070
Manufacturing	375,716	32,057	407,773	414,091	119,070
Construction	6,609	5,261	11,870	12,023	5,026
Real estate	20,739	28,928	49,667	55,303	6,649
Services	55,293	13,114	68,407	72,708	40,987
Wholesale and retail	113,288	38,897	152,185	160,508	80,996
Banks and other financial institutions	1,069	39	1,108	1,262	855
Communication and information services	7,971	5,808	13,779	14,698	6,009
Other industries	10,558	16,449	27,007	33,229	6,434
Consumer	7,494	7,337	14,831	20,476	2,044
Foreign	141,897	56,464	198,361	220,283	96,009
Loans acquired with deteriorated credit quality	12,906	—	12,906	19,947	4,767
Residential (4)	88,075	4,822	92,897	107,629	12,770
Card (4)	65,240	280	65,520	72,714	19,799
MUAH (4)	33,884	33,835	67,719	84,737	5,977
Krungsri (4)	68,126	30,833	98,959	106,265	30,198
Other (4)	22,749	1,091	23,840	26,091	6,152

Total (3)	¥1,031,614	¥275,215	¥1,306,829	¥1,421,964	¥443,742

Notes:
(1)	These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.

(2)	Included in impaired loans at March 31, 2019 and 2020 are accrual TDRs as follows: ¥497,013 million and ¥505,681 million—Commercial; ¥34,449 million and ¥28,450 million—Residential; ¥26,183 million and ¥25,492 million—Card; ¥33,155 million and ¥42,910 million—MUFG Americas Holdings; ¥26,851 million and ¥35,226 million—Krungsri; and nil and ¥8,401 million—Other, respectively.

(3)	In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥12,702 million and ¥330 million at March 31, 2019 and 2020, respectively.

(4)	Impaired Loans for Residential, Card, MUAH, Krungsri and Other segments in the above table include loans acquired with deteriorated credit quality.

F-
51

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018		2019		2020
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance		Recognized Interest Income
	(in millions)
Commercial
Domestic	¥918,093	¥9,441	¥766,847	¥12,383	¥726,794		¥8,722
Manufacturing	472,081	3,787	387,725	6,057	387,470		4,085
Construction	19,465	281	15,721	291	13,093		218
Real estate	74,087	1,146	57,850	1,069	48,740		731
Services	59,916	794	48,945	1,044	58,704		759
Wholesale and retail	186,356	2,347	171,687	2,848	157,751		2,195
Banks and other financial institutions	1,729	8	1,330	8	1,094		6
Communication and information services	25,461	388	22,478	491	14,804		322
Other industries	50,377	215	39,178	234	28,345		170
Consumer	28,621	475	21,933	341	16,793		236
Foreign	209,297	4,244	159,999	3,127	174,831		3,013
Loans acquired with deteriorated credit quality	8,591	492	7,814	182	9,395		74
Residential	119,409	1,563	107,165	1,620	98,238		1,252
Card	69,831	1,993	66,187	1,614	65,270		1,241
MUAH	83,504	1,993	71,162	2,292	82,832		2,801
Krungsri	75,370	3,899	83,165	4,995	91,577		5,274
Other	—	—	—	—	11,854		494

Total	¥1,484,095	¥23,625	¥1,262,339	¥26,213	1,260,791	¥	¥22,871

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
F-
52

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions)
Accrual TDRs:
Balance at beginning of fiscal year	¥819,819	¥670,255	¥617,651
Additions (new accrual TDR status) (1)	144,368	71,033	171,740
Transfers to other impaired loans (including nonaccrual TDRs)	(25,122)	(19,053)	(39,646)
Loans sold	(39,378)	(26)	(11,220)
Principal payments and other	(229,432)	(104,558)	(92,365)

Balance at end of fiscal year (1)	¥670,255	¥617,651	¥ 646,160

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of fiscal year	¥896,031	¥660,868	¥592,140
Additions (new other impaired loans (including nonaccrual TDRs) status) (1)(2)	281,275	222,003	373,091
Charge-off	(98,355)	(55,309)	(52,935)
Transfers to accrual TDRs	(43,858)	(22,110)	(45,310)
Loans sold	(31,581)	(26,022)	(29,928)
Principal payments and other	(342,644)	(187,290)	(176,389)

Balance at end of fiscal year (1)	¥660,868	¥592,140	¥ 660,669

Notes:
(1)	For the fiscal year ended March 31, 2018, lease receivables of ¥1,809 million and ¥113 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,282 million and ¥1,286 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2018. For the fiscal year ended March 31, 2019, lease receivables of ¥2,947 million and ¥2,088 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥5,060 million and ¥3,361 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2019. For the fiscal year ended March 31, 2020, lease receivables of ¥3,647 million and ¥465 million in the Krungsri segment, and ¥68 million and nil in the Other segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥6,946 million and ¥3,810 million in the Krungsri segment, and ¥66 million and nil in the Other segment are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of March 31, 2020.

(2)	Included in the additions of other impaired loans for the fiscal years ended March 31, 2018, 2019 and 2020 are nonaccrual TDRs as follows: ¥12,002 million, ¥13,493 million and ¥14,685 million—Card; ¥12,799 million, ¥12,738 million and ¥15,135 million—MUFG Americas Holdings; ¥12,280 million, ¥10,519 million and ¥9,828 million—Krungsri; and nil, nil and ¥1,031 million—Other, respectively.

F-
53

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018		2019		2020
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial (1)(3)
Domestic	¥70,380	¥69,021	¥36,693	¥36,693	¥61,735	¥61,735
Manufacturing	35,954	35,954	11,654	11,654	27,435	27,435
Construction	1,020	1,020	703	703	289	289
Real estate	1,269	1,269	948	948	2,714	2,714
Services	4,139	4,139	2,141	2,141	6,487	6,487
Wholesale and retail	16,280	14,921	19,315	19,315	20,813	20,813
Banks and other financial institutions	246	246	—	—	—	—
Communication and information services	9,643	9,643	268	268	376	376
Other industries	761	761	472	472	3,279	3,279
Consumer	1,068	1,068	1,192	1,192	342	342
Foreign	25,522	25,522	5,692	5,692	39,827	39,827
Loans acquired with deteriorated credit quality	—	—	50	50	10,786	10,786
Residential (1)(3)	9,763	9,763	7,379	7,379	5,137	5,137
Card (2)(3)	17,436	16,912	19,685	18,837	22,625	21,561
MUAH (2)(3)	40,578	38,224	19,837	19,837	33,782	33,564
Krungsri (2)(3)	24,015	23,929	24,392	24,330	31,238	31,209
Other (2)(3)	—	—	—	—	12,781	12,780

Total	¥187,694	¥183,371	¥113,728	¥112,818	¥217,911	¥216,599

F-
5
4

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2018	2019	2020
	Troubled Debt Restructurings That Subsequently defaulted
	Recorded Investment
	(in millions)
Commercial (1)(3)
Domestic	¥4,067	¥11,002	¥8,857
Manufacturing	839	312	3,094
Construction	—	89	6
Real estate	10	—	73
Services	822	473	43
Wholesale and retail	2,231	1,713	5,421
Banks and other financial institutions	—	—	—
Communication and information services	140	8,365	9
Other industries	—	50	123
Consumer	25	—	88
Foreign	—	—	2,337
Loans acquired with deteriorated credit quality	—	—	—
Residential (1)(3)	159	362	31
Card (2)(3)	4,191	3,442	3,320
MUAH (2)(3)	2,565	349	4,656
Krungsri (2)(3)	4,789	7,926	7,305
Other (2)(3)	—	—	15

Total	¥15,771	¥23,081	¥26,521

Notes:
(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.

(2)	TDRs for the Card, MUFG Americas Holdings, Krungsri and Oth e r segments include accrual and nonaccrual loans.

(3)
For the fiscal year ended March 31, 2018, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and payment deferrals were the primary concession type in the MUFG Americas Holdings segment. For the fiscal year ended March 31, 2019, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUFG Americas Holdings segment. For the fiscal year ended March 31, 2020, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential, MUFG Americas Holdings and Krungsri segments

and
reduction in the stated rate was the primary concession type in the Card and Other segments.

F-
5
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2019 and 2020:

	2019	2020
	(in millions)
Commercial (1)
Domestic	¥445,312	¥433,783
Manufacturing	311,890	313,996
Construction	4,591	3,435
Real estate	27,657	27,877
Services	17,135	17,287
Wholesale and retail	69,350	58,148
Banks and other financial institutions	135	113
Communication and information services	3,780	3,244
Other industries	6,357	6,775
Consumer	4,417	2,908
Foreign	51,701	71,898
Residential (1)	34,449	28,450
Card (2)	65,021	65,520
MUAH (2)	48,128	62,151
Krungsri (2)	62,980	76,831
Other (2)	—	9,525

Total	¥707,591	¥748,158

Notes:
(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.

(2)	TDRs for the Card, MUFG Americas Holdings, Krungsri and Other segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2019 and 2020 are nonaccrual TDRs as follows: ¥38,838 million and ¥40,028 million—Card; ¥14,973 million and ¥19,241 million—MUFG Americas Holdings; ¥31,069 million and ¥34,659 million—Krungsri; and nil and ¥1,058 million—Other, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification
outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2018, 2019 and 2020 was not material.
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
F-
5
6

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
In regards to the Card, MUFG Americas Holdings, Krungsri and Other segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUFG Americas Holdings segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.
The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥169,819 million and ¥90,097 million at March 31, 2019 and 2020, respectively. See Note
24
for further discussion of commitments to extend credit.
Credit Quality Indicator
Credit quality indicators of loans by class at March 31, 2019 and 2020 are shown below:

At March 31, 2019:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in millions)
Commercial
Domestic	¥49,391,991	¥1,242,075	¥217,745	¥50,851,811
Manufacturing	10,819,594	279,801	47,968	11,147,363
Construction	672,152	37,236	7,857	717,245
Real estate	11,403,613	222,791	22,515	11,648,919
Services	2,436,489	174,784	19,953	2,631,226
Wholesale and retail	7,240,801	329,249	68,736	7,638,786
Banks and other financial institutions	5,199,889	7,654	898	5,208,441
Communication and information services	1,465,652	34,542	10,172	1,510,366
Other industries	8,610,464	119,581	24,947	8,754,992
Consumer	1,543,337	36,437	14,699	1,594,473
Foreign	35,418,267	562,854	112,103	36,093,224
Loans acquired with deteriorated credit quality	11,622	10,833	3,790	26,245

Total	¥84,821,880	¥1,815,762	¥333,638	¥86,971,280

	Accrual	Nonaccrual	Total (1)
	(in millions)
Residential	¥13,661,794	¥66,290	¥13,728,084
Card	¥516,983	¥61,599	¥578,582

F-
5
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total (1)(2)
	(in millions)
MUAH	¥4,752,021	¥15,540	¥4,699,698	¥51,948	¥88,356	¥9,607,563

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total (1)
	(in millions)
Krungsri	¥5,682,245	¥199,070	¥129,222	¥6,010,537

At March 31, 2020:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in millions)
Commercial
Domestic	¥49,695,889	¥1,186,044	¥220,245	¥51,102,178
Manufacturing	10,997,241	317,018	58,615	11,372,874
Construction	696,491	28,350	6,927	731,768
Real estate	11,790,467	190,972	20,080	12,001,519
Services	2,390,210	158,851	21,802	2,570,863
Wholesale and retail	7,124,098	301,965	71,778	7,497,841
Banks and other financial institutions	5,146,320	13,237	926	5,160,483
Communication and information services	1,530,887	32,366	8,880	1,572,133
Other industries	8,540,144	112,813	19,292	8,672,249
Consumer	1,480,031	30,472	11,945	1,522,448
Foreign	34,719,041	636,523	128,073	35,483,637
Loans acquired with deteriorated credit quality	8,255	9,739	18,978	36,972

Total	¥84,423,185	¥1,832,306	¥367,296	¥86,622,787

	Accrual	Nonaccrual	Total (1)
	(in millions)
Residential	¥13,256,744	¥61,746	¥13,318,490
Card	¥504,357	¥61,286	¥565,643

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total (1)(2)
	(in millions)
MUAH	¥4,590,805	¥15,119	¥4,877,863	¥87,648	¥84,033	¥9,655,468

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total (1)
	(in millions)
Krungsri	¥6,513,615	¥246,328	¥151,647	¥6,911,590

F-
5
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Accrual	Nonaccrual	Total (1)
	(in millions)
Other	¥1,086,517	¥31,376	¥1,117,893

Notes:
(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

(2)	Total loans of MUFG Americas Holdings do not include FDIC covered loans which are not individually rated totaling ¥689 million and ¥365 million as of March 31, 2019 and 2020, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

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
Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment,
suspension of business, voluntary liquidation or filing for legal liquidation.
The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, the Other segment and consumer loans within the MUFG Americas Holdings segment. The accrual status of these loans is determined based on the number of delinquent payments. See Note 1 for further details of categorization of Accrual and Nonaccrual.
Commercial loans within the MUFG Americas Holdings segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk
F-
5
9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators are generally based on information as of December 31.
Past Due Analysis
Ages of past due loans by class at March 31, 2019 and 2020 are shown below:

At March 31, 2019:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥11,551	¥30,648	¥42,199	¥50,809,612	¥50,851,811	¥6,900
Manufacturing	1,597	3,036	4,633	11,142,730	11,147,363	—
Construction	218	60	278	716,967	717,245	1
Real estate	2,034	4,256	6,290	11,642,629	11,648,919	2,524
Services	778	569	1,347	2,629,879	2,631,226	1
Wholesale and retail	2,791	2,390	5,181	7,633,605	7,638,786	62
Banks and other financial institutions	—	21	21	5,208,420	5,208,441	—
Communication and information services	411	758	1,169	1,509,197	1,510,366	—
Other industries	365	13,037	13,402	8,741,590	8,754,992	—
Consumer	3,357	6,521	9,878	1,584,595	1,594,473	4,312
Foreign	10,881	19,993	30,874	36,062,350	36,093,224	236
Residential	62,686	16,615	79,301	13,641,449	13,720,750	6,584
Card	17,203	30,568	47,771	527,421	575,192	—
MUAH	28,696	10,827	39,523	9,557,501	9,597,024	2,287
Krungsri	126,313	106,777	233,090	5,771,541	6,004,631	—

Total	¥257,330	¥215,428	¥472,758	¥116,369,874	¥116,842,632	¥16,007

F-
60

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2020:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥9,215	¥26,971	¥36,186	¥51,065,992	¥51,102,178	¥4,720
Manufacturing	820	2,762	3,582	11,369,292	11,372,874	620
Construction	143	100	243	731,525	731,768	—
Real estate	880	3,300	4,180	11,997,339	12,001,519	1,181
Services	812	908	1,720	2,569,143	2,570,863	5
Wholesale and retail	2,598	2,603	5,201	7,492,640	7,497,841	19
Banks and other financial institutions	—	54	54	5,160,429	5,160,483	—
Communication and information services	336	57	393	1,571,740	1,572,133	—
Other industries	171	12,889	13,060	8,659,189	8,672,249	97
Consumer	3,455	4,298	7,753	1,514,695	1,522,448	2,798
Foreign	9,927	23,548	33,475	35,450,162	35,483,637	164
Residential	48,404	15,443	63,847	13,248,278	13,312,125	6,288
Card	14,735	29,997	44,732	518,008	562,740	—
MUAH	31,052	14,435	45,487	9,603,339	9,648,826	2,101
Krungsri	160,253	129,186	289,439	6,616,104	6,905,543	—
Other	16,442	24,348	40,790	1,069,186	1,109,976	—

Total	¥290,028	¥263,928	¥553,956	¥117,571,069	¥118,125,025	¥13,273

Note:
(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

F-
61

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Allowance for Credit Losses
Changes in the allowance for credit losses by
portfolio
segment for the fiscal
years
ended March 31, 2018, 2019 and 2020 are shown below:

Fiscal year ended March 31, 2018:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188
Provision for (reversal of) credit losses	(297,401)	(22,291)	23,422	(9,309)	64,732	(240,847)
Charge-offs	134,807	3,838	22,696	14,701	56,067	232,109
Recoveries	24,913	1,339	1,228	6,140	17,490	51,110

Net charge-offs	109,894	2,499	21,468	8,561	38,577	180,999
Other (1)	(2,293)	—	—	(2,098)	8,173	3,782

Balance at end of fiscal year	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124

Fiscal year ended March 31, 2019:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124
Provision for (reversal of) credit losses	(43,850)	(4,480)	23,809	9,277	49,574	34,330
Charge-offs	76,664	274	24,310	13,224	59,569	174,041
Recoveries	17,565	834	932	3,733	21,053	44,117

Net charge-offs	59,099	(560)	23,378	9,491	38,516	129,924
Other (1)	1,466	—	—	(970)	(10,842)	(10,346)

Balance at end of fiscal year	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥658,184

Fiscal year ended March 31, 2020:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥—	¥658,184
Provision for (reversal of) credit losses	153,782	(1,028)	26,542	30,825	70,023	41,569	321,713
Charge-offs	85,326	3,227	25,149	27,934	77,907	23,592	243,135
Recoveries	26,427	375	1,237	4,173	23,170	8,476	63,858

Net charge-offs	58,899	2,852	23,912	23,761	54,737	15,116	179,277
Other (1)	(2,223)	—	—	(650)	9,528	2,265	8,920

Balance at end of fiscal year	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540

Note:
(1)	Other is principally comprised of gains or losses from foreign exchange translation.

F-
62

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2019 and 2020 are shown below:

At March 31, 2019:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥312,970	¥14,175	¥21,829	¥8,294	¥28,254	¥385,522
Collectively evaluated for impairment	63,366	23,413	10,708	44,282	116,529	258,298
Loans acquired with deteriorated credit quality (2)	13,279	1,038	13	5	29	14,364

Total	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥658,184

Loans:
Individually evaluated for impairment	¥879,944	¥102,948	¥64,752	¥69,760	¥83,259	¥1,200,663
Collectively evaluated for impairment	86,065,091	13,617,802	510,440	9,527,264	5,921,372	115,641,969
Loans acquired with deteriorated credit quality (2)	26,245	7,334	3,390	11,228	5,906	54,103

Total (1)	¥86,971,280	¥13,728,084	¥578,582	¥9,608,252	¥6,010,537	¥116,896,735

At March 31, 2020:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥364,079	¥12,651	¥19,799	¥5,977	¥30,198	¥5,073	¥437,777
Collectively evaluated for impairment	108,100	21,130	15,369	53,013	139,401	22,566	359,579
Loans acquired with deteriorated credit quality (2)	10,096	965	12	5	27	1,079	12,184

Total	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540

Loans:
Individually evaluated for impairment	¥944,988	¥92,448	¥65,292	¥67,719	¥98,959	¥17,512	¥1,286,918
Collectively evaluated for impairment	85,640,827	13,219,677	497,448	9,581,107	6,806,584	1,092,464	116,838,107
Loans acquired with deteriorated credit quality (2)	36,972	6,365	2,903	7,007	6,047	7,917	67,211

Total (1)	¥86,622,787	¥13,318,490	¥565,643	¥9,655,833	¥6,911,590	¥1,117,893	¥118,192,236

Notes:
(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

(2)	Loans acquired with deteriorated credit quality in the above table include impaired loans which are individually evaluated for impairment.

F-
63

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease from charge-offs in the allowance for credit losses amounting to ¥12.2 billion and ¥19.4 billion for the fiscal years ended March 31, 2018 and 2020, respectively, and an increase from recoveries in the allowance for credit losses amounting to ¥15.1 billion for the fiscal year ended March 31, 2019 due to loan disposal activity.
The MUFG Group sold ¥1,409 billion, ¥1,769 billion and ¥2,136 billion of loans within the Commercial segment during the fiscal years ended March 31, 2018, 2019 and 2020, respectively.
The allowance for credit losses on the consolidated balance sheets for the year-ended March 31, 2020 included a qualitative reserve for loan losses of ¥46 billion on a pre-tax basis, specific to the Commercial segment, as a result of the estimated impact that COVID-19 had on borrowers’ credit risk which has been incurred but did not appear on the individual borrower’s financials.
The estimate included assumptions regarding which borrowers (certain industries and regions) have suffered significant impacts on their performance as a result of COVID-19. Assumptions about the severity and duration of COVID-19 were also used to estimate the impact of COVID-19 on the borrowers.
The MUFG Group consolidates certain subsidiaries based on financial information for the year ended December 31 as this date and MUFG’s fiscal year which ends on March 31 have been treated as coterminous. For the fiscal year ended March 31, 2020, the effect of recording a provision for credit losses and a provision for off-balance sheet credit instruments as an intervening event primarily due to economic environment triggered by COVID-19 for the three-month period ended March 31 2020 would have been approximately ¥84 billion and would have resulted in a decrease of ¥58 billion to net income attributable to Mitsubishi UFJ Financial Group. This amount was estimated using the expected credit losses method in accordance with
Measurement of Credit Losses on Financial Instruments
(see “Recently Issued Accounting Pronouncements” in Note 1). This intervening event occurring during the three-month period ended March 31, 2020, if recorded, would not have had a substantial and permanent effects on consolidated total assets, net income or total equity as of March 31, 2020, and therefore, the intervening event was not recognized for the fiscal year ended March 31, 2020.
Lease Receivables
As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.
As of March 31, 2019, the components of the investment in direct financing leases were as follows:

2019
(in millions)
Minimum lease payments receivable	¥1,922,339
Estimated residual values of leased property	27,468
Less—unearned income	(299,283)

Net investment in direct financing leases	¥1,650,524

See Note 7 Lease Transactions for the components of the investment in direct financing leases as of March 31, 2020.
F-
64

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
5.	PREMISES AND EQUIPMENT
Premises and equipment at March 31, 2019 and 2020 consisted of the following:

	2019	2020
	(in millions)
Land	¥362,742	¥380,477
Buildings	829,606	782,367
Equipment and furniture	648,598	623,676
Leasehold improvements	305,281	310,957
Construction in progress	34,002	35,594

Total	2,180,229	2,133,071
Less accumulated depreciation	1,206,629	1,203,542

Premises and equipment-net	¥973,600	¥929,529

For the fiscal years ended March 31, 2018, 2019 and 2020, the MUFG Group recognized ¥39,358 million, ¥31,345 million and ¥16,575 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥213 million, ¥411 million and ¥194 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2018, 2019 and 2020, respectively. These losses are included in Other non-interest
expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.
Impairment losses for the fiscal year ended March 31, 2018 included ¥34,016 million of losses o
n
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
F-6
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
6.	GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2019 and 2020:

	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Total
		(in millions)
Balance at March 31, 2018:
Goodwill (2)(3)	¥107,237	¥496,191	¥27,724	¥2,300	¥633,452
Accumulated impairment losses (2)	—	(177,750)	(14,368)	—	(192,118)

	107,237	318,441	13,356	2,300	441,334
Foreign currency translation adjustments and other	(1,898)	(5,308)	(237)	—	(7,443)

Balance at March 31, 2019:
Goodwill	105,339	490,883	27,487	2,300	626,009
Accumulated impairment losses	—	(177,750)	(14,368)	—	(192,118)

	105,339	313,133	13,119	2,300	433,891
Goodwill acquired during the fiscal year (1)	34,553	260,639	178,308	—	473,500
Impairment loss	(32,868)	(350,942)	—	—	(383,810)
Foreign currency translation adjustments and other	(1,354)	(12,877)	8,276	—	(5,955)

Balance at March 31, 2020:
Goodwill	138,538	738,645	214,071	2,300	1,093,554
Accumulated impairment losses	(32,868)	(528,692)	(14,368)	—	(575,928)

	¥105,670	¥209,953	¥199,703	¥2,300	¥517,626

Notes:
(1)	See Note 2 for the goodwill acquired in connection with acquisitions.
(2)
Effective April 1, 2018, the MUFG Group reorganized its business groups. Goodwill originally recognized for Retail Banking Business Group, Corporate Banking Business Group, Trust Assets Business Group and Global Business Group other than MUAH and Krungsri was ¥1,900,019 million, which has been fully impaired before April 1, 2017. As these impairment losses recorded in past before the reorganization of the segment and are irrelevant to the annual impairment test under the new segment, the accumulated impaired loss is not allocated to new business segments after the reorganization of business group.

F-
6
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(3)	The balance as of March, 31 2018 reflected the organization change in 2018 appropriately and was erroneously disclosed. Such amount has been restated from the amount previously reported as follows:

	Global Corporate & Investment Banking Business Group		Global Commercial Banking Business Group
	As previously reported	As restated	As previously reported	As restated
	(in millions)
Balance at March 31, 2018:
Goodwill	¥—	¥107,237	¥603,428	¥496,191
Foreign currency translation adjustments and other	—	(1,898)	(7,206)	(5,308)
Balance at March 31, 2019:
Goodwill	—	105,339	596,222	490,883
U.S. GAAP requires to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a process that compares the carrying amount of a reporting unit with its fair value. An impairment loss is recognized to the extent that the carrying amount of a reporting unit exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit.
For the fiscal years ended March 31, 2018 and 2019, there were no impairment losses recognized. For the fiscal year ended March 31, 2020, the MUFG Group recognized
¥241,356
million of an impairment of goodwill relating to Danamon reporting unit within the Global Commercial Banking Business Group Segment, which is included in impairment of goodwill in the accompanying consolidated statements of income. In determining the acquisition price of Bank Danamon, the results of multiple valuation techniques were considered with an expectation to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia. After the acquisition of Danamon by MUFG Bank, Danamon’s market capitalization decreased. As a result, the fair value of the reporting unit as an exit price was measured on June 30, 2019 for the quantitative goodwill impairment test, and led to impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit, including goodwill, reflecting a reduction in stock price as well as changes in the inputs to the valuation techniques in comparison to those considered in determining the acquisition price such as discount rate. The measurement of the fair value of the reporting unit was primarily based on a market approach, and was also corroborated by multiple valuation techniques.
For the fiscal year ended March 31, 2020, the MUFG Group recognized ¥62,157 million of impairment of goodwill relating to Krungsri reporting unit within the Global Commercial Banking Business Group segment. The global economic slowdown led to slowing economic growth in Thailand and the decline of Krungsri’s stock price. As a result, the fair value of the reporting unit was measured on December 31, 2019 for the quantitative goodwill impairment test, and led to impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The measurement of the fair value of the reporting unit was primarily based on a market approach, and was also corroborated by multiple valuation techniques.
For the fiscal year ended March 31, 2020, the MUFG Group recognized ¥80,297 million in impairment of goodwill relating to MUAH reporting unit within the Global Commercial Banking Business Group segment and Global Corporate & Investment Banking Business Group segment. Due to the decline in interest rates and slower growth than previously forecasted, cash flow projections for reporting units were lowe red
. The combination of these events led management to believe that the fair values of certain reporting units were below carrying value. As a result, the fair value of the reporting unit was measured on December 31, 2019 for the quantitative goodwill
F-
6
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
impairment test, and led to impairment of goodwill with the fair value fallen below the carrying amount of the reporting unit. The MUFG Group estimated the fair value of its reporting units using a combination of the income and the market approaches. The income approach estimates the fair value of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the Capital Asset Pricing Model. The market approach incorporates comparable public company price to tangible book value and price to earnings multiples.
The MUFG Group consolidates certain subsidiaries, including MUAH, based on financial information for the year ended December 31 as this date and MUFG’s fiscal year which ends on March 31 have been treated as coterminous.
For the fiscal year ended March 31, 2020, the effect of recording a goodwill impairment intervening event due to economic environment triggered by COVID-19 for the three-month period ended March 31 2020 on MUFG’s GCB segment related to MUAH would have been approximately ¥80 -
¥
110 billion and would have resulted in a decrease of ¥80 - ¥110 billion to net income attributable to Mitsubishi UFJ Financial Group. This intervening event occurring during the three-month period ended March 31, 2020, if recorded, would not have had a substantial and permanent effects on consolidated total assets, net income or total equity as of March 31, 2020, and therefore, the intervening event was not recognized for the fiscal year ended March 31, 2020.
Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2019 and 2020:

	2019			2020
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥2,703,413	¥2,029,775	¥673,638	¥2,852,273	¥2,096,635	¥755,638
Customer relationships	387,936	246,526	141,410	567,886	264,636	303,250
Core deposit intangibles	126,796	88,643	38,153	174,802	100,022	74,780
Trade names	77,204	34,283	42,921	94,748	38,055	56,693
Other	9,601	4,220	5,381	17,374	5,769	11,605

Total	¥3,304,950	¥2,403,447	901,503	¥3,707,083	¥2,505,117	1,201,966

Intangible assets not subject to amortization:
Other (1)			25,693			37,560

Total			¥927,196			¥1,239,526

Note:
(1)	Intangible assets not subject to amortization includes ¥17,431 million and ¥29,641 million of mortgage servicing rights accounted for at fair value at March 31, 2019 and 2020, respectively.
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2019 amounted to ¥262,700 million, which primarily consisted of ¥262,408 million of software. The weighted average amortization periods for these assets are 6 years. There is no significant residual value estimated for these assets. Intangible
F-
6
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
assets not subject to amortization acquired during the fiscal year ended March 31, 2019 amounted to ¥11,172 million.
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2020 amounted to ¥538,925 million, which primarily consisted of ¥291,821 million of software, ¥44,140 million of core deposit intangibles, ¥180,414 million of customer relationships and ¥16,402 million of trade names. The weighted average amortization periods for these assets are 5 years, 10 years, 17 years and
23
years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2020 amounted to ¥23,804 million.
For the fiscal years ended March 31, 2018, 2019 and 2020, the MUFG Group recognized ¥21,900 million, ¥118,108 million and ¥3,732 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.
The impairment loss for the fiscal year ended March 31, 2018 included a loss of ¥11,121 million relating to the foreign subsidiary’s customer relationships under the Trust Asset Business Group segment. The intangible assets were valued based on discounted expected future cash flows. The estimated future cash flows of the above customer relationships
were revised downward due to a decrease in acquired customer base. Accordingly, the MUFG group revaluated the intangible assets and recognized impairment losses
.
The impairment loss for the fiscal year ended March 31, 2019 included a loss of ¥137,186 million relating to software held by certain consumer finance subsidiary under the Retail & Commercial Banking Business Group segment. The consumer finance subsidiary determined to fundamentally review its current system integration plan, comprehensively taking into account the scale, complexity and the degree of difficulty for the system development to respond rapid changes in payments market in an appropriate manner, at the meeting of the Board of Directors on March 25, 2019. The consumer finance subsidiary considered software under development unlikely to have cost reduction effect and remain in use in the future, and reevaluated the profitability of existing software in relation to its system integration plan. As a result, it was determined that carrying amounts of both system software under development and long lived assets group of credit business, including existing system software, land, buildings, and equipment and furniture exceeded their fair values, and ¥87,596 million and ¥28,494 million of impairment losses were recognized on system software under development and existing software, respectively. In computing the amount of impairment losses, the fair value was primarily estimated using an income approach. The income approach is based on the present value of expected cash flows, which represents market participant perspective. In addition to the impairments on software, ¥21,096 million of impairment losses on long-lived assets, including land, buildings, and equipment and furniture, were recognized.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2021	¥263,056
2022	228,137
2023	188,358
2024	150,702
2025	108,504

F-6
9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	LEASE TRANSACTIONS

Lease transaction as a lessee
Right-of-use
assets of finance leases, which are principally related to data processing equipment and included in Premises and equipment in the accompanying consolidated balance sheets, amounted to ¥18,497 million at March 31, 2020. Lease liabilities of these finance leases, which are included in Long-term debt in the accompanying consolidated balance sheets, amounted to ¥25,186 million at March 31, 2020.
Right-of-use
assets of operating leases, which are principally related to office space and equipment are included in Other assets in the accompanying consolidated balance sheets, amounted to ¥393,435 million at March 31, 2020. Lease liabilities of these operating leases, which are included in Other liabilities in the accompanying consolidated balance sheets, amounted to ¥482,813 million at March 31, 2020.
The discount rates used in determining the present value of leases are the MUFG Group’s incremental borrowing rate, developed based upon each lease’s term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that the MUFG Group will exercise that option. The MUFG Group ha
s
elected to exclude leases with original terms of less than one year from the operating lease
right-of-use
assets and lease liabilities. The MUFG Group’s lease arrangements that have not yet commenced as of March 31, 2020 are not material. Variable lease costs did not have a material impact on the MUFG Group’s results of operations.
The following table presents profit or loss of lease transactions as a lessee for the fiscal year ended March 31, 2020:

2020
(in millions)
Finance lease cost:
Amortization of right-of-use assets	¥5,455
Interest on lease liabilities	460
Operating lease cost	99,939

The following table presents information of lease transactions as a lessee for the fiscal year ended March 31, 2020:

2020
(in millions)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	¥482
Operating cash flows from operating leases	106,103
Financing cash flows from finance leases	7,090
Right-of-use assets obtained in exchange for new finance lease liabilities	12,754
Right-of-use assets obtained in exchange for new operating lease liabilities	46,482
Weighted-average remaining lease term:
Finance leases	4.4 years
Operating leases	9.5 years
Weighted-average discount rate:
Finance leases	0.99%
Operating leases	1.16%

F-
70

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of lease liabilities as of March 31, 2020 are as follows:

	Finance leases	Operating leases
	(in millions)
2021	¥7,835	¥107,270
2022	6,794	80,460
2023	4,755	57,057
2024	3,073	40,902
2025	1,304	35,827
2026 and thereafter	2,655	195,540

Total undiscounted cash flows	26,416	517,056
Difference between undiscounted and discounted cash flows	(1,230)	(34,243)

Amount on balance sheet	¥25,186	¥482,813

Lease transactions as a lessor
As part of its financing activities, the MUFG Group enters into leasing arrangements
with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally of various types of data processing equipment, office equipment and transportation equipment. Direct financing leases are presented in loans. In certain case, the MUFG Group requests lessees to deposit in advance an amount nearly equal or equal to the residual value of leased assets.
The following table presents profit or loss of lease transactions as a lessor for the fiscal year ended March 31, 2020:

2020
(in millions)
Direct f inancing leases:
Finance income on net investment	¥119,010
Operating leases:
Lease income	7,856

Total	¥126,866

Finance income on net investment is included in Interest income—Loans, including fees in the consolidated statements of income. Lease income from operating lease transactions is included in Other non-interest
income in the consolidated statements of income.
The following table presents the components of direct financing lease transactions as of March 31, 2020.

2020
(in millions)
Lease receivables (undiscounted)	¥2,193,360
Adjustments:
Discounted unguaranteed residual value	15,515
Initial direct cost on direct financing leases	29,562
Deferred selling profit	(364,206)

Net investment in direct financing leases	¥1,874,231

F-
71

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents maturity of the lease payment receivables of direct financing lease transactions as of March 31, 2020:

Lease receivables
(in millions)
2021	¥567,342
2022	485,810
2023	382,135
2024	295,263
2025	207,067
2026 and thereafter	255,743

Total undiscounted cash flows	2,193,360
Difference between undiscounted cash flows and the lease receivables recognized on balance sheet	(319,129)

Amount on balance sheet	¥1,874,231

8.	INCOME TAXES

Income before Income Tax Expense
Income before income tax expense by jurisdiction for the fiscal years ended March 31, 2018, 2019 and 2020 was as follows:

	2018	2019	2020
	(in millions)
Domestic income	¥803,057	¥228,018	¥89,440
Foreign income	858,762	642,824	343,780

Total	¥1,661,819	¥870,842	¥433,220

F-
72

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Income Tax Expense (Benefit)
The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2018, 2019 and 2020 was as follows:

	2018	2019	2020
	(in millions)
Current:
Domestic	¥180,109	¥57,303	¥28,128
Foreign	107,119	123,730	147,344

Total	287,228	181,033	175,472

Deferred:
Domestic	116,873	(32,746)	(18,949)
Foreign	3,722	(15,050)	(42,018)

Total	120,595	(47,796)	(60,967)

Income tax expense	407,823	133,237	114,505
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	120,588	15,590	(29,747)
Debt valuation adjustments	(960)	4,293	23,908
Derivatives qualifying for cash flow hedges	(4,421)	(1,845)	4,012
Defined benefit plans	50,774	(38,229)	(57,685)
Foreign currency translation adjustments	(34,527)	15,148	(20,693)

Total	131,454	(5,043)	(80,205)

Total	¥539,277	¥128,194	¥34,300

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

Reconciliation of Effective Income Tax Rate
Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 30.6%, 30.6%, and 30.6% for the fiscal years ended March 31, 2018, 2019 and 2020, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.
F-
73

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2018, 2019 and 2020 is as follows:

	2018	2019	2020
Combined normal effective statutory tax rate	30.6%	30.6%	30.6%
Nondeductible expenses	0.2	0.5	1.2
Impairment of goodwill	—	—	26.1
Foreign tax credit and payments	(1.7)	(3.3)	(9.2)
Lower tax rates applicable to income of subsidiaries	(0.4)	(2.5)	(3.2)
Change in valuation allowance	(3.0)	(1.4)	7.9
Realization of previously unrecognized tax effects of subsidiaries	—	—	(19.8	) (1)
Nontaxable dividends received	(2.0)	(9.1)	(15.6)
Undistributed earnings of subsidiaries	0.7	0.6	3.6
Tax and interest expense for uncertainty in income taxes	0.0	0.6	0.0
Noncontrolling interest income (loss)	0.1	0.2	(0.1)
Effect of changes in tax laws	(0.6)	0.0	—
Expiration of loss carryforward	0.4	0.1	1.9
Other—net	0.2	(1.0)	3.0

Effective income tax rate	24.5%	15.3%	26.4%

Note:
(1)
In October 2019, a wholly owned subsidiary of the MUFG Group was sold. The sale resulted in the realization of tax benefits that were not previously recognized as deferred tax assets, resulting in a
¥85,588
million reduction of income tax expense and a
19.8%
reduction in the effective tax rate for the fiscal year ended March 31, 2020.

F-
74

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2019 and 2020 were as follows:

	2019	2020
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥301,222	¥317,770
Operating loss carryforwards	177,143	94,326
Loans	691	2,022
Accrued liabilities and other	236,363	277,807
Premises and equipment, including sale-and-leaseback transactions	158,144	150,116
Derivative financial instruments	101,118	96,761
Defined benefit plans	5,238	57,836
Obligations under operating leases	—	133,812
Valuation allowance	(218,191)	(151,530)

Total deferred tax assets	761,728	978,920

Deferred tax liabilities:
Investment securities (including trading account assets at fair value under the fair value option)	911,483	788,614
Intangible assets	38,772	87,063
Lease transactions	65,115	54,349
Investments in subsidiaries and affiliates (1)	217,429	279,583
Right-of-use assets of operating leases	—	106,995
Other (1)	63,272	90,653

Total deferred tax liabilities	1,296,071	1,407,257

Net deferred tax assets (liabilities)	¥(534,343)	¥(428,337)

Note:
(1)	Certain reclassifications have been made to prior period to conform to the current presentation.
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
For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2019 and 2020 to the extent that it is more likely than not that they will not be realized.
For the fiscal year ended March 31, 2018, the MUFG Group released a valuation allowance of ¥53,360 million which was mainly due to the commencement of a certain subsidiary’s application of the
F-
7
5

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
5
% of the amount of dividends will be included in
taxable
income.
Operating Loss and Tax Credit Carryforwards
At March 31, 2020, the MUFG Group had operating loss carryforwards for corporate tax of ¥228,637 million and tax credit carryforwards of ¥72,360 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2021	¥11,024	¥12,534
2022	16,306	6,137
2023	5,867	219
2024	5,524	185
2025	81,967	168
2026	51,271	130
2027 and thereafter	25,770	47,943
No definite expiration date	30,908	5,044

Total	¥228,637	¥72,360

Uncertainty in Income Tax
The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions)
Balance at beginning of fiscal year	¥7,851	¥12,917	¥19,160
Gross amount of increases for current year’s tax positions	427	313	399
Gross amount of increases for prior years’ tax positions	6,642	8,836	212
Gross amount of decreases for prior years’ tax positions	(455)	(1,090)	—
Net amount of changes relating to settlements with tax authorities	(1,074)	—	(81)
Decreases due to lapse of applicable statutes of limitations	(253)	(1,540)	(297)
Foreign exchange translation and other	(221)	(276)	(144)

Balance at end of fiscal year	¥12,917	¥19,160	¥19,249

F-
7
6

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
the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions)
Balance at beginning of fiscal year	¥4,054	¥4,564	¥3,056
Total interest and penalties in the consolidated statements of income	694	(1,655)	(398)
Total cash settlements, foreign exchange translation and other	(184)	147	(46)

Balance at end of fiscal year	¥4,564	¥3,056	¥2,612

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2019 and forward
United States—Federal	2016 and forward
United States—California	2015 and forward
Thailand	2012 and forward
Indonesia	2017 and forward

The MUFG Group is currently under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. The unrecognized tax benefits will decrease since resolved items will be removed from the balance regardless of whether their resolution results in payment or recognition. It is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥2.4 billion during the next twelve months.
9.	PLEDGED ASSETS AND COLLATERAL

Pledged Assets
At March 31, 2020, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2020
(in millions)
Trading account securities	¥10,264,854
Investment securities	14,096,841
Loans	13,354,396
Other	34,590

Total	¥37,750,681

F-
7
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

2020
(in millions)
Deposits	¥134,704
Payables under repurchase agreements and securities lending transactions	15,286,574
Other short-term borrowings and long-term debt	22,312,888
Other	16,515

Total	¥37,750,681

At March 31, 2020, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets with a combined carrying value of ¥18,254,788 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
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
Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2019 and 2020 the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,568,340 million and ¥2,606,464 million, respectively.
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
If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2020, the MUFG Group pledged ¥36,223 billion of assets that may not be sold or repledged by the secured parties.
Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the
F-
7
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2019 and 2020, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥22,927 billion and ¥38,858 billion, respectively, of which ¥16,514 billion and ¥32,095 billion, respectively, was sold or repledged.
At March 31, 2019 and 2020, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,276,897 million and ¥1,696,108 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥844,234 million and ¥1,125,305 million, respectively.
10.	DEPOSITS

The balances of time deposits, including CDs, issued in amounts of ¥10 million (approximately U.S.$93 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2020) or more with respect to domestic deposits and issued in amounts of U.S.$100,000 or more with respect to foreign deposits were ¥25,899,780 million and ¥23,858,381 million, respectively, at March 31, 2019, and ¥23,957,076 million and ¥23,329,855 million, respectively, at March 31, 2020.
The maturity information at March 31, 2020 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥31,655,230	¥23,574,644
Due after one year through two years	4,522,580	722,461
Due after two years through three years	2,430,995	275,303
Due after three years through four years	546,578	112,962
Due after four years through five years	654,135	17,950
Due after five years	799,180	32,726

Total	¥40,608,698	¥24,736,046

11.	CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2019 and 2020 is as follows:

	2019	2020
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥2,450,320	¥3,668,922
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.12%	0.04%

F-7
9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
12.	DUE TO TRUST ACCOUNT, SHORT-TERM BORROWINGS AND LONG-TERM DEBT

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
day-to-day
changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2019 and 2020 is as follows:

	2019	2020
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥2,735,952	¥3,377,747
Weighted average interest rate on outstanding balance at end of fiscal year	0.00%	0.00%

At March 31, 2019 and 2020, the MUFG Group had unused lines of credit for financing amounting to ¥5,525,069 million and ¥7,519,582 million, respectively. The amounts principally consist of pooled collateral which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow
from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.
Other
short-term borrowings at March 31, 2019 and 2020 were comprised of the following:

	2019	2020
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,033,568	¥1,160,758
Borrowings from the Bank of Japan	241,070	9,800,800
Borrowings from other financial institutions	227,482	191,453
Other	122,166	170,044

Total domestic offices	1,624,286	11,323,055

Foreign offices:
Commercial paper	3,929,636	3,836,459
Borrowings from other financial institutions	967,901	631,502
Short-term debentures	68,492	24,009
Other	141,803	241,168

Total foreign offices	5,107,832	4,733,138

Total	6,732,118	16,056,193
Less unamortized discount	1,045	711

Other short-term borrowings—net	¥6,731,073	¥16,055,482

Weighted average interest rate on outstanding balance at end of fiscal year	1.97%	0.67%

F-
80

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2019 and 2020 was comprised of the following:

	2019	2020
	(in millions)
MUFG:
Obligations under finance leases	¥1,725	¥6,552
Unsubordinated debt (1) :
Fixed rate bonds, payable in US dollars, due 2021-2039, principally 2.19%-4.29%	2,949,022	3,864,822
Fixed rate bonds, payable in Euro, due 2021-2033, principally 0.34%-1.75%	301,124	408,825
Fixed rate bonds, payable in other currencies, due 2024-2029, principally 2.08%-4.05% (2)	21,257	28,382
Floating rate bonds, payable in US dollars, due 2021-2023, principally 1.70%-3.46%	765,188	734,254
Floating rate bonds, payable in Euro, due 2023, principally 0.13%	43,596	41,843
Floating rate bonds, payable in other currencies, due 2024, principally 2.17% (2)	—	26,436

Total	4,080,187	5,104,562

Subordinated debt (1) :
Fixed rate bonds, payable in Japanese yen, due 2024-2030, principally 0.37%-1.39%	618,925	685,663
Adjustable rate bonds, payable in Japanese yen, due 2025-2030, principally 0.29%-0.63%	890,359	1,043,336
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 0.82%-3.52%	1,706,695	1,756,087
Adjustable rate borrowings, payable in Japanese yen, due 2025-2029, principally 0.30%-0.50%	32,500	47,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.85%-1.17%	45,960	66,649
Floating rate bonds, payable in Japanese yen, no stated maturity, principally 3.02%	3,500	3,500
Floating rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.57%-0.79%	86,000	86,000

Total	3,383,939	3,688,735

Total	7,465,851	8,799,849

MUFG Bank:
Obligations under finance leases	¥7,704	¥5,636
Obligation under sale-and-leaseback transactions	40,732	—
Un s ubordinated debt (1) :
Fixed rate bonds, payable in Japanese yen, due 2020-2027, principally 0.36%-2.57%	234,500	141,700
Fixed rate bonds, payable in US dollars, due 2020-2050, principally 0.00%-4.70%	1,284,812	1,104,504
Fixed rate bonds, payable in Euro, due 2022-2037, principally 0.88%-2.06%	112,687	108,252
Fixed rate bonds, payable in other currencies, due 2021-2047, principally 0.00%-5.30% (2)	19,084	17,620
Fixed rate borrowings, payable in Japanese yen, due 2020-2028, principally 0.00%-0.25%	10,786,372	10,440,217
Fixed rate borrowings, payable in US dollars, due 2030, principally 2.93%	—	8,367
Fixed rate borrowings, payable in other currencies, due 2030, principally 2.93% (2)	9,483	—
Adjustable rate bonds, payable in US dollars, due 2030, principally 3.00%	1,110	—
Floating rate borrowings, payable in US dollars, due 2020-2031, principally 0.79%-2.38%	1,008,949	897,170
Floating rate borrowings, payable in Euro, due 2021-2030, principally 0.00%-0.20%	15,382	102,123
Floating rate borrowings, payable in other currencies, due 2028, principally 3.23% (2)	5,240	—

Total	13,477,619	12,819,953

Subordinated debt (1) :
Fixed rate bonds, payable in Japanese yen, due 2020-2031, principally 1.31%-2.91%	513,420	490,590
Fixed rate borrowings, payable in Japanese yen, due 2022-2035, principally 0.26%-2.24%	73,400	73,400
Adjustable rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.38%-1.04%	20,000	12,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 2.67%-3.52%	355,000	13,500
Floating rate borrowings, payable in Japanese yen, due 2027, principally 0.14%	15,000	15,000

Total	976,820	604,490

Obligations under loan securitization transaction accounted for as secured borrowings due 2020-2080, principally 0.12%-6.14%	639,037	791,139

Total	15,141,912	14,221,218

F-
81

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2019	2020
	(in millions)
Other subsidiaries:
Obligations under finance leases	¥13,107	¥12,998
Un S ubordinated debt (1) :
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2020-2050, principally 0.00%-20.00%	1,291,537	940,691
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2020-2037, principally 0.00%-26.00%	1,385,936	1,106,465
Fixed rate borrowings, bonds and notes, payable in Euro, due 2020-2026, principally 0.00%-1.61%	2,479	2,965
Fixed rate borrowings, bonds and notes, payable in Thai baht, due 2020-2026, principally 0.00%-7.15%	334,586	387,799
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2020-2037, principally 0.00%-15.33% (2)	219,781	360,558
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2020-2050, principally 0.00%-7.70%	1,425,387	1,259,427
Floating rate borrowings, bonds and notes, payable in US dollars, due 2020-2028, principally 0.00%-16.00%	244,253	378,217
Floating rate bonds and notes, payable in Euro, due 2020-2022, principally 0.00%	—	835
Floating/Adjustable rate borrowings, bonds and notes, payable in other currencies, due 2020-2024, principally 0.00%-7.30% (2)	6,241	6,804

Total	4,910,200	4,443,761

Subordinated debt (1) :
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2020-2030, principally 1.14%-2.61%	269,373	223,095
Fixed rate bonds and notes, payable in US dollars, due 2022-2027, principally 7.50%-9.90%	1,409	737
Fixed rate bonds and notes, payable in Thai baht, due 2020-2029, principally 3.40%-3.90%	143,212	220,756
Fixed rate bonds and notes, payable in other currencies, due 2021, principally 0.00% (2)	7,347	7,179
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 2.83%	4,500	—
Floating rate borrowing s , payable in Japanese yen, due 2021, principally 0.73%	41,000	2,000
Floating rate bonds and notes, payable in US dollars, due 2020-2036, principally 3.59%-10.92%	5,172	4,575

Total	472,013	458,342

Obligations under loan securitization transaction accounted for as secured borrowings due 2021-2024, principally 0.25%-2.25%	2,813	6,453

Total	5,398,133	4,921,554

Total	28,005,896	27,942,621

Debt Isuance Cost	¥(15,353)	¥(15,858)

Total	¥27,990,543	¥27,926,763

Notes:
(1)
Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.

(2)
Minor currencies, such as Australian dollar, British pound, Indonesian rupiah, Brazilian real, Russian ruble etc., excluding Japanese yen, US dollars, Euro and Thai baht, have been summarized into the “Other currencies” classification.

The MUFG Group uses derivative
financial
instruments to manage its interest rate and currency exposures for certain
debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ
F-
82

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those
in effect at March 31, 2019 and 2020.
Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.
The following is a summary of maturities of long-term debt subsequent to March 31, 2020:

	MUFG	BK	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2021	¥303,428	¥8,550,560	¥1,270,513	¥10,124,501
2022	778,600	2,165,072	919,608	3,863,280
2023	876,475	637,647	1,059,402	2,573,524
2024	731,255	1,072,061	411,279	2,214,595
2025	719,364	292,304	267,980	1,279,648
2026 and thereafter	5,390,727	1,503,574	992,772	7,887,073

Total	¥8,799,849	¥14,221,218	¥4,921,554	¥27,942,621

New Issuances of Bonds for Basel III
For the fiscal year ended March 31, 20
20
, the MUFG Group issued to institutional investors in Japan ¥273,000 million aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable
or when the MUFG Group becomes subject to bankruptcy proceedings.
For the fiscal year ended March 31, 20
20
, the MUFG Group issued $10,340 million (approximately ¥1,125,302 million),
€
1,000 million (approximately ¥119,550
million), AUD 500 million (approximately ¥33,045 million) and
HK$232 million (approximately ¥3,257 million) of bonds with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) to global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board (“FSB”). Under the FSB’s TLAC standard, the MUFG Group is required to hold TLAC debt in an amount not less than 16% of risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022.
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
non-contributory
defined pension plans, which
F-
83

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2018, 2019 and 2020 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2018	2019	2020	2018		2019		2020
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥47,064	¥48,352	¥49,194	¥10,169	¥676	¥12,395	¥525	¥14,406	¥366
Interest cost on projected benefit obligation	14,383	13,504	10,969	15,359	1,079	14,958	1,046	17,370	1,159
Expected return on plan assets	(68,432)	(74,270)	(74,744)	(32,110)	(2,122)	(33,266)	(2,314)	(31,382)	(1,882)
Amortization of net actuarial loss	7,309	731	5,641	8,847	1,124	9,993	707	8,685	1,162
Amortization of prior service cost	(1,094)	(1,210)	(1,204)	(3,090)	(2,775)	(3,039)	(2,020)	(2,633)	(1,881)
Loss (gain) on settlements and curtailment	(4,394)	(5,980)	(2,366)	52	—	49	—	223	—

Net periodic benefit cost (income)	¥(5,164)	¥(18,873)	¥(12,510)	¥(773)	¥(2,018)	¥1,090	¥(2,056)	¥6,669	¥(1,076)

F-
84

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2018	2019	2020	2018		2019		2020
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	0.82%	0.76%	0.61%	3.52%	3.61%	3.19%	3.27%	3.80%	3.87%
Discount rates in determining benefit obligation	0.76	0.61	0.63	3.38	3.43	3.87	3.99	3.05	2.96
Rates of increase in future compensation level for determining expense	3.23	3.21	3.21	4.65	—	4.65	—	5.01	—
Rates of increase in future compensation level for determining benefit obligation	3.21	3.21	3.46	4.65	—	5.01	—	5.12	—
Expected rates of return on plan assets	2.87	2.83	2.89	6.71	7.50	6.70	7.50	6.25	7.00

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-
point change in the assumed health care cost trend rate:

	MUAH		Other than MUAH
	2019 (1)	2020 (1)	2019 (1)	2020 (1)
Initial trend rate	4.44%	4.14%	7.00%	6.50%
Ultimate trend rate	3.94%	3.77%	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2027	2027	2027	2027

	MUAH		Other than MUAH
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥152	¥(128)	¥42	¥(33)
Effect on postretirement benefit obligation	2,823	(2,394)	838	(665)

Note:
(1)	Fiscal years of MUFG Americas Holdings and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2018 and 2019, respectively.

F-
85

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2019 and 2020:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2019	2020	2019		2020
	Non-contributory pension benefits and SIP	Non-contributory pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,821,794	¥1,841,884	¥502,056	¥34,347	¥469,080	¥31,510
Service cost	48,352	49,194	12,395	525	14,406	366
Interest cost	13,504	10,969	14,958	1,046	17,370	1,159
Plan participants’ contributions	—	—	37	452	28	455
Acquisitions/ Divestitures	(160)	(94)	(17)	—	13,000	—
Amendments	—	—	64	—	3,721	—
Actuarial loss (gain)	43,527	(3,053)	(28,466)	(2,354)	58,831	1,648
Benefits paid	(66,539)	(66,771)	(19,894)	(2,221)	(21,120)	(2,326)
Lump-sum payment	(18,594)	(24,224)	(1,750)	—	(2,284)	—
Translation adjustments and other	—	—	(10,303)	(285)	(6,019)	(429)

Benefit obligation at end of fiscal year	1,841,884	1,807,905	469,080	31,510	547,013	32,383

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,603,329	2,594,788	542,646	32,466	493,495	28,258
Actual return on plan assets	13,664	(123,802)	(21,353)	(1,948)	92,087	5,695
Employer contributions	44,427	28,653	3,117	102	2,887	186
Acquisitions/ Divestitures	(93)	(21)	—	—	791	—
Plan participants’ contributions	—	—	37	452	28	455
Benefits paid	(66,539)	(66,771)	(19,894)	(2,221)	(21,120)	(2,326)
Translation adjustments and other	—	—	(11,058)	(593)	(8,660)	(349)

Fair value of plan assets at end of fiscal year	2,594,788	2,432,847	493,495	28,258	559,508	31,919

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥770,564	¥643,520	¥67,821	¥1,372	¥81,301	¥4,378
Accrued benefit cost	(17,660)	(18,577)	(43,406)	(4,624)	(68,806)	(4,842)

Net amount recognized	¥752,904	¥624,943	¥24,415	¥(3,252)	¥12,495	¥(464)

The aggregated accumulated benefit obligations of these plans at March 31, 2019 and 2020 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2019	2020	2019	2020
	(in millions)
Aggregated accumulated benefit obligations	¥1,800,992	¥1,773,042	¥457,048	¥523,078

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2019 and 2020 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2019	2020	2019	2020
	(in millions)
Projected benefit obligations	¥23,108	¥26,442	¥63,273	¥89,829
Accumulated benefit obligations	23,108	26,442	52,249	67,609
Fair value of plan assets	5,629	7,980	19,866	21,014

F-
8
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum
termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2018, 2019 and 2020 were ¥10,153 million, ¥9,325 million and ¥13,883 million, respectively.
The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2019 and 2020:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2019	2020	2019		2020
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥245,037	¥437,254	¥126,238	¥8,628	¥114,167	¥5,164
Prior service cost	(5,459)	(4,255)	(14,536)	(4,263)	(7,875)	(2,304)

Gross amount recognized in Accumulated OCI	239,578	432,999	111,702	4,365	106,292	2,860
Taxes	(115,816)	(174,915)	(29,875)	(1,282)	(27,974)	(874)

Net amount recognized in Accumulated OCI	¥123,762	¥258,084	¥81,827	¥3,083	¥78,318	¥1,986

The following table presents OCI for the fiscal years
ended
March 31, 2019 and 2020:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2019	2020	2019		2020
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥104,132	¥195,492	¥26,155	¥1,908	¥(1,732)	¥(2,166)
Prior service cost arising during the year	—	—	65	—	3,722	—
Losses (gains) due to amortization:
Net actuarial loss	(731)	(5,641)	(9,993)	(707)	(8,685)	(1,162)
Prior service cost	1,210	1,204	3,039	2,020	2,633	1,881
Curtailment and settlement	5,980	2,366	(49)	—	(223)	—
Foreign currency translation adjustments	—	—	(1,399)	(68)	(1,125)	(58)

Total changes in Accumulated OCI	¥110,591	¥193,421	¥17,818	¥3,153	¥(5,410)	¥(1,505)

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
F-
8
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2020 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	35.9%	0.4%	—%
Japanese debt securities	33.6	—	—
Non-Japanese equity securities	15.0	49.2	70.0
Non-Japanese debt securities	10.4	38.3	30.0
Real estate	1.4	10.4	—
Short-term assets	3.7	1.7	—

Total	100.0%	100.0%	100.0%

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
F-
8
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2021	¥83,009	¥21,368	¥2,023
2022	82,073	22,901	2,075
2023	82,115	23,747	2,111
2024	81,988	24,893	2,125
2025	81,902	25,614	2,089
Thereafter (2026-2030)	397,860	165,065	9,040

F
air value measurement of the plan assets
The following is a description of the valuation methodologies used for plan assets measured at fair value as well as the classification of the plan assets pursuant to the fair value hierarchy described in Note
31
.
Government bonds and other debt securities
When quoted prices are available in an active market, the MUFG Group adopts the quoted prices to measure the fair value of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include Japanese government bonds, most non-Japanese
government bonds and certain corporate bonds. When quoted prices are available but not traded actively, such securities are classified in Level 2 of the fair value hierarchy. When quoted prices are not available, the MUFG Group generally estimates fair values by using non-binding
prices obtained from independent pricing vendors. Such securities are generally classified in Level 2 of the fair value hierarchy. Level 2 securities include certain non-Japanese
government bonds, official institution bonds and corporate bonds. When there is lack of liquidity for securities or significant inputs adopted to the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Such Level 3 securities mainly consist of non-Japanese
corporate bonds.
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
F-
8
9

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
The following table presents the fair value of each major category of plan assets as of March 31, 2019 and 2020:
Pension benefits and SIP Investments:

At March 31, 2019	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥146,060	¥—	¥—	¥146,060	¥—	¥—	¥—	¥—
Non-Japanese government bonds	8,570	656	—	9,226	38,687	4,615	—	43,302
Other debt securities	109	3,698	1,030	4,837	—	100,462	—	100,462
Japanese marketable equity securities	855,353	—	—	855,353	—	—	—	—
Non-Japanese marketable equity securities	64,957	234	—	65,191	20,569	652	—	21,221
Other investment funds	—	—	—	—	73,286	9,044	—	82,330	(2)
Japanese general account of life insurance companies (1)	—	222,460	—	222,460	—	—	—	—
Other investments	917	18,626	—	19,543	18	4,415	188	4,621

Total	¥1,075,966	¥245,674	¥1,030	¥1,322,670	¥132,560	¥119,188	¥188	¥251,936

F-
90

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2020	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥147,926	¥—	¥—	¥147,926	¥—	¥—	¥—	¥—
Non-Japanese government bonds	—	—	—	—	42,135	5,185	—	47,320
Other debt securities	7,014	12,113	325	19,452	—	105,096	—	105,096
Japanese marketable equity securities	690,741	—	—	690,741	—	—	—	—
Non-Japanese marketable equity securities	47,655	235	—	47,890	26,981	616	—	27,597
Other investment funds	—	—	—	—	81,803	150,121	—	231,924	(2)
Japanese general account of life insurance companies (1)	—	217,898	—	217,898	—	—	—	—
Other investments	6,547	32,150	—	38,697	480	1,937	250	2,667

Total	¥899,883	¥262,396	¥325	¥1,162,604	¥151,399	¥262,955	¥250	¥414,604

Notes:
(1)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.24% from April 1, 2018 to March 31, 2019 and 1.24% from April 1, 2019 to March 31, 2020.

(2)
Other investment funds of the foreign offices and subsidiaries include mutual funds and common collective funds of
¥68,556 million and nil,
respectively, which were held by MUFG Americas Holdings at December 31, 2018 and
¥81,768 million and ¥119,307
million, respectively, at December 31, 2019. Based on guidance contained in Codification Improvements, issued by FASB in July 2018, some of common collective funds are reported within the fair value hierarchy as Level 2, which were previously included in the tables presenting fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient. The amount of Pension benefits and SIP Investments impacted by the change in reporting was ¥136,316 million as of March 31, 2020. See Note 1 for more information.

The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2019 and 2020:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2019		2020		2019		2020
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥109,915		¥125,218		¥—		¥—
Japanese debt securities	184,121		212,727		—		—
Non-Japanese marketable equity securities	162,901		146,796		—		—
Non-Japanese debt securities	155,792		169,978		—		—
Other	134,306		100,798		—		—

Total pooled funds	747,035		755,517		—		—

Other investment funds	525,083	(1)	514,726	(1)	241,559	(2)	144,904	(2)

Total	¥1,272,118		¥1,270,243		¥241,559		¥144,904

Notes:
(1)	Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥500,850 million and ¥12,058 million, respectively, at March 31, 2019 and ¥486,496 million and ¥13,891 million, respectively, at March 31, 2020.

(2)
Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of
¥53,775 million, ¥46,818 million and ¥140,728
million, respectively, at March 31, 2019 and
¥56,125 million, ¥54,474 million and ¥34,098
million, respectively, at March 31, 2020. Based on guidance contained in Codification Improvements, issued by FASB in July 2018, some of common collective funds are reported within the fair value hierarchy as Level 2, which were previously included in the

F-
91

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tables presenting fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient. The amount of Pension benefits and SIP Investments impacted by the change in reporting was ¥136,316 million as of March 31, 2020. See Note 1 for more information.

Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥1,224 million (0.04% of plan assets) of debt securities issued by the MUFG Group at March 31, 2019 and ¥942 million (0.03% of plan assets) at March 31, 2020, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥5,414 million (0.18% of plan assets) of common stock issued by the MUFG Group at March 31, 2019 and ¥5,843 million (0.20% of plan assets) at March 31, 2020, respectively.
14.	OTHER ASSETS AND LIABILITIES
Major components of other assets and liabilities at March 31, 2019 and 2020 were as follows:

	2019	2020
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥1,141,075	¥1,191,690
Other	1,394,794	1,212,511
Investments in equity method investees	2,487,389	2,421,154
Prepaid benefit cost (Note 13)	839,757	729,199
Cash collateral pledged for derivative transactions (Note 9)	1,276,897	1,696,108
Cash collateral for the use of Bank of Japan’s settlement infrastructure	911,528	965,546
Accrued interest (1)	359,648	308,448
Deferred tax assets (Note 8) (1)	89,719	113,031
Right-of-use assets of operating leases (Note 7)	—	393,435
Other	2,990,462	4,077,577

Total	¥11,491,269	¥13,108,699

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,289,672	¥1,078,653
Other	1,308,733	1,251,260
Obligations to return securities received as collateral (Notes 15, 16 and 31) (1)	3,087,026	4,806,171
Accrued interest (1)	214,735	187,096
Deferred tax liabilities (Note 8)	624,062	541,368
Allowance for off-balance sheet credit instruments	119,307	56,995
Accrued benefit cost (Note 13)	65,690	92,225
Guarantees and indemnifications	45,346	39,601
Cash collateral received for derivative transactions (Note 9)	844,234	1,125,305
Obligations under operating leases (Note 7)	—	482,813
Accrued and other liabilities	3,061,462	3,562,359

Total	¥10,660,267	¥13,223,846

Note:
(1)	Certain reclassifications have been made to prior period to confirm to the current presentation.
F-92

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Investments in equity method investees include marketable equity securities carried at ¥1,936,468 million and ¥1,809,161 million at March 31, 2019 and 2020, respectively. Corresponding aggregated market values were

¥2,702,838 million and ¥1,987,008 million, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥1,326,339 million and ¥1,411,131 million at March 31, 2019 and 2020, respectively. As of March 31, 2020, the MUFG Group held approximately 23.93% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥178,679 million and ¥185,255 million at March 31, 2019 and 2020, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥29,442 million, ¥51,645 million and ¥21,672 million for the fiscal years ended March 31, 2018, 2019 and 2020 respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.
Summarized Financial Information of the MUFG Group’s Equity Method Investees
Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2019 and 2020, and for each of the three years ended March 31, 2020 is as follows:

	2019	2020
	(in billions)
Trading assets	¥29,392	¥29,484
Securities purchased under agreements to resell	10,718	11,405
Securities borrowed	15,416	7,868
Total assets	97,223	103,149
Deposits	19,948	25,601
Customer and other payables	21,431	21,556
Borrowings	21,165	21,206
Total liabilities	88,134	93,656
Noncontrolling interests	130	149

	2018	2019	2020
	(in billions)
Net revenues	¥4,354	¥4,365	¥4,415
Total non-interest expenses	3,133	3,170	3,275
Income from continuing operations before income taxes	1,221	1,195	1,140
Net income applicable to Morgan Stanley	759	944	903
Morgan Stanley early adopted the new accounting guidance on “Targeted Improvements to Accounting for Hedging Activities” on January 1, 2018. This resulted in recording a cumulative catch-up
adjustment by Morgan Stanley, decreasing the MUFG Group’s proportionate share of Retained earnings as reflected on the MUFG Group’s consolidated statement of equity.
F-
93

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information of the MUFG Group’s equity method investees
, other than Morgan Stanley as of March 31, 2019 and 2020, and for each of the three years ended March 31, 2020 is as follows:

	2019	2020
	(in billions)
Net loans	¥15,772	¥15,190
Total assets	28,910	29,255
Deposits	9,103	8,898
Total liabilities	23,423	24,025
Noncontrolling interests	1,135	1,005

	2018	2019	2020
	(in billions)
Total interest income	¥901	¥1,036	¥1,093
Total interest expense	329	430	419
Net interest income	572	606	674
Provision for credit losses	136	157	171
Income before income tax expense	337	205	366
Net income	229	135	285
F-
94

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2019 and 2020, the gross and net amounts of derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

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

F-
9
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2020	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥14,958	¥—	¥14,958	¥(11,282)	¥(874)	¥2,802
Receivables under resale agreements	25,884	(1,888)	23,996	(23,195)	(21)	780
Receivables under securities borrowing transactions	3,444	—	3,444	(3,336)	—	108

Total	¥44,286	¥(1,888)	¥42,398	¥(37,813)	¥(895)	¥3,690

Financial liabilities:
Derivative liabilities	¥14,034	¥—	¥14,034	¥(11,296)	¥(1,140)	¥1,598
Payables under repurchase agreements	33,733	(1,883)	31,850	(31,569)	(34)	247
Payables under securities lending transactions	1,017	—	1,017	(986)	—	31
Obligations to return securities received as collateral	4,806	—	4,806	(1,966)	—	2,840

Total	¥53,590	¥(1,883)	¥51,707	¥(45,817)	¥(1,174)	¥4,716

16.	REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS

The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2019 and 2020. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2019
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥3,892	¥18,586	¥2,824	¥2,823	¥28,125
Payables under securities lending transactions	913	—	—	—	913
Obligations to return securities received as collateral	2,572	396	117	2	3,087

Total	¥7,377	¥18,982	¥2,941	¥2,825	¥32,125

F-
9
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2020
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥9,685	¥16,608	¥4,496	¥2,944	¥33,733
Payables under securities lending transactions	934	64	19	—	1,017
Obligations to return securities received as collateral	3,856	599	276	75	4,806

Total	¥14,475	¥17,271	¥4,791	¥3,019	¥39,556

Secured borrowing by the class of collateral pledged at March 31, 2019 and 2020 was as follows:

	March 31, 2019
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥8,306	¥21	¥856	¥9,183
Foreign government and official institution bonds	14,291	—	1,286	15,577
Corporate bonds	705	—	172	877
Residential mortgage-backed securities	4,369	—	—	4,369
Other debt securities	238	—	—	238
Marketable equity securities	200	892	772	1,864
Other	16	—	1	17

Total	¥28,125	¥913	¥3,087	¥32,125

	March 31, 2020
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥10,687	¥38	¥2,241	¥12,966
Foreign government and official institution bonds	17,326	57	873	18,256
Corporate bonds	784	—	183	967
Residential mortgage-backed securities	4,248	—	10	4,258
Other debt securities	157	—	2	159
Marketable equity securities	506	914	1,497	2,917
Other	25	8	—	33

Total	¥33,733	¥1,017	¥4,806	¥39,556

F-
9
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.	PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2020.
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
As of March 31, 2018, 2019 and 2020, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.
18.	COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2018, 2019 and 2020 were as follows:

	2018	2019	2020
	(shares)
Balance at beginning of fiscal year	14,168,853,820	13,900,028,020	13,667,770,520
Retirement of shares of common stock	(268,825,800)	(232,257,500)	(85,775,400)

Balance at end of fiscal year	13,900,028,020	13,667,770,520	13,581,995,120

Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.
The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by MUFG Bank and Mitsubishi UFJ Trust and Banking at March 31, 2020, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.
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
F-
9
8

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
F-
9
9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
shareholders, to improve capital efficiency, and to implement flexible capital policies. On January 22, 2019, MUFG cancelled all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2018.
From November 14, 2019 to December 23, 2019, MUFG repurchased 85,775,400 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥50 billion, in aggregate, in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2019. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 100,000,000 shares, which represents the equivalent of 0.77% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥50 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On January 20, 2020, MUFG cancelled all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2019.
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
F-
100

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
MUFG’s amount available for dividends, at March 31, 2020, was ¥4,298,735 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.
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
F-
101

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities (1) :
Balance at beginning of fiscal year	¥2,032,807	¥2,270,346	¥(369,369)
Net change during the fiscal year	244,249	60,616	24,584
Effect of adopting new guidance by a foreign affiliated company	118	—	—
Effect of adopting new guidance on reclassification on certain tax effects	(6,828)	—	—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities ( Note 1)	—	(2,700,331)	—

Balance at end of fiscal year	¥2,270,346	¥(369,369)	¥(344,785)

Net debt valuation adjustments:
Balance at beginning of fiscal year	¥(10,632)	¥(16,488)	¥(8,670)
Net change during the fiscal year	(2,178)	9,729	54,172
Effect of adopting new guidance on reclassification on certain tax effects	(3,678)	—	—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	—	(1,911)	—

Balance at end of fiscal year	¥(16,488)	¥(8,670)	¥45,502

Net unrealized losses on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥(8,729)	¥(19,250)	¥(24,140)
Net change during the fiscal year	(7,025)	(4,890)	10,797
Effect of adopting new guidance on reclassification on certain tax effects	(3,496)	—	—

Balance at end of fiscal year	¥(19,250)	¥(24,140)	¥(13,343)

Defined benefit plans:
Balance at beginning of fiscal year	¥(214,062)	¥(119,593)	¥(208,273)
Net change during the fiscal year	109,012	(88,680)	(129,645)
Effect of adopting new guidance on reclassification on certain tax effects	(14,543)	—	—

Balance at end of fiscal year	¥(119,593)	¥(208,273)	¥(337,918)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥482,039	¥362,300	¥326,183
Net change during the fiscal year	(119,213)	(36,117)	(96,056)
Effect of adopting new guidance on reclassification on certain tax effects	(526)	—	—

Balance at end of fiscal year	¥362,300	¥326,183	¥230,127

Balance at end of fiscal year	¥2,477,315	¥(284,269)	¥(420,417)

Note:
(1)	Included unrealized gains (losses) related to only debt securities for the fiscal years ended March 31, 2019 and 2020.

F-
102

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018			2019			2020
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains on investment securities (1)	¥631,154	¥(204,916)	¥426,238	¥132,723	¥(24,690)	¥108,033	¥100,974	¥(2,260)	¥98,714
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(280,258)	84,328	(195,930)	(28,953)	9,100	(19,853)	(107,102)	32,007	(75,095)

Net change	350,896	(120,588)	230,308	103,770	(15,590)	88,180	(6,128)	29,747	23,619
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(13,941)			27,564			(965)

Net unrealized gains on investment securities attributable to Mitsubishi UFJ Financial Group			244,249			60,616			24,584

Net debt valuation adjustments:
Net debt valuation adjustments	(3,555)	1,088	(2,467)	13,006	(3,982)	9,024	77,765	(23,812)	53,953
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	417	(128)	289	1,016	(311)	705	315	(96)	219

Net change	(3,138)	960	(2,178)	14,022	(4,293)	9,729	78,080	(23,908)	54,172
Net debt valuation adjustments attributable to noncontrolling interests			—			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			(2,178)			9,729			54,172

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(3,430)	1,571	(1,859)	(10,397)	2,825	(7,572)	1,375	(560)	815
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(8,016)	2,850	(5,166)	3,662	(980)	2,682	13,279	(3,452)	9,827

Net change	(11,446)	4,421	(7,025)	(6,735)	1,845	(4,890)	14,654	(4,012)	10,642
Net unrealized losses on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—			(155)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(7,025)			(4,890)			10,797

F-
103

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2018			2019			2020
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Defined benefit plans:
Defined benefit plans	154,708	(48,537)	106,171	(126,001)	37,655	(88,346)	(195,851)	59,426	(136,425)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	5,904	(2,237)	3,667	(1,168)	574	(594)	6,643	(1,741)	4,902

Net change	160,612	(50,774)	109,838	(127,169)	38,229	(88,940)	(189,208)	57,685	(131,523)
Defined benefit plans attributable to noncontrolling interests			826			(260)			(1,878)

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			109,012			(88,680)			(129,645)

Foreign currency translation adjustments:
Foreign currency translation adjustments	(137,811)	32,767	(105,044)	(18,062)	(17,932)	(35,994)	(99,520)	19,588	(79,932)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(1,494)	1,760	266	(9,002)	2,784	(6,218)	(2,238)	1,105	(1,133)

Net change	(139,305)	34,527	(104,778)	(27,064)	(15,148)	(42,212)	(101,758)	20,693	(81,065)
Foreign currency translation adjustments attributable to noncontrolling interests			14,435			(6,095)			14,991

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(119,213)			(36,117)			(96,056)

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥224,845			¥(59,342)			¥(136,148)

Note:
(1)	Included unrealized gains (losses) related to only debt securities for the fiscal years ended March 31, 2019 and 2020.

F-
104

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale debt securities (1)	¥(287,279)	¥(29,182)	¥(108,193)	Investment securities gains (losses)—net
Impairment losses on investment securities	6,759	596	1,590	Investment securities gains (losses)—net
Other	262	(367)	(499)

	(280,258)	(28,953)	(107,102)	Total before tax
	84,328	9,100	32,007	Income tax expense

	¥(195,930)	¥(19,853)	¥(75,095)	Net of tax

Net debt valuation adjustments	¥417	¥1,016	¥315	Equity in earnings of equity method investees—net

	417	1,016	315	Total before tax
	(128)	(311)	(96)	Income tax expense

	¥289	¥705	¥219	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(7,782)	¥3,739	¥9,878	Interest income on Loans, including fees
Foreign exchange contracts	—	—	3,399	Interest expense on Long-term debt or Foreign exchange losses—net
Other	(234)	(77)	2

	(8,016)	3,662	13,279	Total before tax
	2,850	(980)	(3,452)	Income tax expense

	¥(5,166)	¥2,682	¥9,827	Net of tax

Defined benefit plans
Net actuarial loss (2)	¥17,280	¥11,431	¥15,488	Other non-interest expenses
Prior service cost (2)	(6,959)	(6,269)	(5,718)	Other non-interest expenses
Gain on settlements and curtailment, and other (2)	(4,417)	(6,330)	(3,127)	Other non-interest expenses

	5,904	(1,168)	6,643	Total before tax
	(2,237)	574	(1,741)	Income tax expense

	¥3,667	¥(594)	¥4,902	Net of tax

F-
10
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2018	2019	2020
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Foreign currency translation adjustments	¥(5,743)	¥(9,004)	¥(5,003)	Other non-interest income
	4,249	2	2,765	Other non-interest expenses

	(1,494)	(9,002)	(2,238)	Total before tax
	1,760	2,784	1,105	Income tax expense

	¥266	¥(6,218)	¥(1,133)	Net of tax

Total reclassifications for the period	¥(283,447)	¥(34,445)	¥(89,103)	Total before tax
	86,573	11,167	27,823	Income tax expense

	¥(196,874)	¥(23,278)	¥(61,280)	Net of tax

Notes:
(1)	Included unrealized gains (losses) related to only debt securities for the fiscal years ended March 31, 2019 and 2020 while included unrealized gains (losses) related to both debt and equity securities for the fiscal year ended March 31, 2018.

(2)	These Accumulated OCI components are components of net periodic benefit cost. See Note 13 for more information.

21.	REGULATORY CAPITAL REQUIREMENTS

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
The Basel Committee revised the 1988 Accord (“Basel I”) in June 2004 and released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (“Basel II”). In addition, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2019 and 2020 in accordance with Basel III.
F-
10
6

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
F-
10
7

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
as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements had been phased in and fully implemented as of March 31, 2019. In addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of
2.5
% and a
G-SIB
surcharge of
1.5
% as of March 31, 2019 and 2020, and a countercyclical buffer of
0.04%

and
0.01
% as of March 31, 2019 and 2020, respectively.
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
F-
10
8

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
	(in millions, except percentages)
Consolidated:
At March 31, 2019:
Total capital (to risk-weighted assets):
MUFG (1)	¥18,769,793	16.03%	¥14,097,771	12.04%
BK	14,632,620	14.42	8,114,105	8.00
TB	2,213,195	24.40	725,540	8.00
Tier 1 capital (to risk-weighted assets):
MUFG (1)	16,276,301	13.90	11,755,949	10.04
BK	12,639,454	12.46	6,085,579	6.00
TB	1,928,955	21.26	544,155	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG (1)	14,322,407	12.23	9,999,582	8.54
BK	10,990,820	10.83	4,564,184	4.50
TB	1,775,565	19.57	408,116	4.50
Leverage ratio (2) :
MUFG	16,276,301	4.94	9,871,460	3.00
BK	12,639,454	4.63	8,189,494	3.00
TB	1,928,955	5.09	1,135,795	3.00
At March 31, 2020:
Total capital (to risk-weighted assets):
MUFG (1)	¥18,279,566	15.87%	¥13,827,788	12.01%
BK	14,285,601	14.43	7,917,895	8.00
TB	1,889,973	25.46	593,652	8.00
Tier 1 capital (to risk-weighted assets):
MUFG (1)	15,623,321	13.56	11,525,076	10.01
BK	12,170,005	12.29	5,938,421	6.00
TB	1,625,712	21.90	445,239	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG (1)	13,708,333	11.90	9,798,042	8.51
BK	10,597,133	10.70	4,453,816	4.50
TB	1,444,348	19.46	333,929	4.50
Leverage ratio (2) :
MUFG	15,623,321	4.42	10,593,527	3.00
BK	12,170,005	4.21	8,656,169	3.00
TB	1,625,712	4.51	1,079,863	3.00

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Stand-alone:
At March 31, 2019:
Total capital (to risk-weighted assets):
BK	¥13,560,583	15.58%	¥6,959,207	8.00%
TB	2,195,098	24.25	723,953	8.00
Tier 1 capital (to risk-weighted assets):
BK	11,773,839	13.53	5,219,405	6.00
TB	1,911,237	21.12	542,965	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	10,172,206	11.69	3,914,554	4.50
TB	1,758,237	19.42	407,224	4.50
Leverage ratio (2) :
BK	11,773,839	4.84	7,284,812	3.00
TB	1,911,237	5.55	1,031,484	3.00
At March 31, 2020:
Total capital (to risk-weighted assets):
BK	¥12,092,262	14.76%	¥6,550,969	8.00%
TB	2,131,514	25.42	670,714	8.00
Tier 1 capital (to risk-weighted assets):
BK	10,254,608	12.52	4,913,227	6.00
TB	1,867,723	22.27	503,035	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,738,975	10.67	3,684,920	4.50
TB	1,686,723	20.11	377,276	4.50
Leverage ratio (2) :
BK	10,254,608	4.02	7,644,928	3.00
TB	1,867,723	5.87	953,353	3.00

Notes:
(1)	Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and
G-SIB
surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a
G-SIB
surcharge of 1.5
% as of March 31, 2019 and 2020, and the countercyclical buffer of 0.04% and
0.01
% as of March 31, 2019 and 2020, respectively.

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
F-1
10

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
At March 31, 2019, Mitsubishi UFJ Morgan Stanley Securities’s capital accounts less certain fixed assets of ¥446,609 million on a stand-alone basis and ¥469,272 million on a consolidated basis, were 331.6% and 332.2% of the total amounts equivalent to market, counterparty credit and operational risks, respectively. At March 31, 2020, its capital accounts less certain fixed assets of ¥440,520 million on a stand-alone basis and ¥465,343 million on a consolidated basis, were 313.0% and 316.2% of the total amounts equivalent to market, counterparty credit and operational risks, respectively.
Management believes, as of March 31, 2020, that MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.
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
F-1
11

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
As required under U.S. Basel III rules, the 2.5% capital conservation buffer is being implemented on a phased-in
basis in equal increments of 0.625% per year over a four-year period that commenced on January 1, 2016. MUFG Americas Holdings and MUFG Union Bank would satisfy the minimum capital requirements including the capital conservation buffer on a fully phased-in
basis if those requirements were effective as of December 31, 2019.
The figures on the table below are calculated according to U.S. Basel III as of December 31, 2018 and 2019. MUFG Americas Holdings’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required (1)
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2018:
Total capital (to risk-weighted assets)	$14,904	14.60%	$10,081	9.875%
Tier 1 capital (to risk-weighted assets)	14,256	13.96	8,039	7.875
Tier 1 capital (to quarterly average assets) (2)	14,256	8.77	6,502	4.000
Common Equity Tier 1 capital (to risk-weighted assets)	14,256	13.96	6,508	6.375
At December 31, 2019:
Total capital (to risk-weighted assets)	$15,769	14.73%	$11,237	10.500%
Tier 1 capital (to risk-weighted assets)	15,086	14.10	9,097	8.500
Tier 1 capital (to quarterly average assets) (2)	15,086	8.88	6,792	4.000
Common Equity Tier 1 capital (to risk-weighted assets)	15,086	14.10	7,492	7.000

Notes:
(1)	The minimum capital requirement includes a capital conservation buffer of 1.875% at December 31, 2018 and 2.5% at December 31, 2019.

(2)	Excludes certain deductions.

F-1
12

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2018 and 2019. MUFG Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required (1)		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
BK(US):
At December 31, 2018:
Total capital (to risk-weighted assets)	$13,905	15.09%	$9,102	9.875%	$9,217	10.00%
Tier 1 capital (to risk-weighted assets)	13,316	14.45	7,258	7.875	7,374	8.00
Tier 1 capital (to quarterly average assets) (2)	13,316	10.61	5,018	4.000	6,273	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	13,316	14.45	5,876	6.375	5,991	6.50
At December 31, 2019:
Total capital (to risk-weighted assets)	$14,746	15.11%	$10,244	10.500%	$9,756	10.00%
Tier 1 capital (to risk-weighted assets)	14,115	14.47	8,293	8.500	7,805	8.00
Tier 1 capital (to quarterly average assets) (2)	14,115	10.65	5,304	4.000	6,629	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	14,115	14.47	6,829	7.000	6,342	6.50

Notes:
(1)	Beginning January 1, 2018 and 2019, the minimum capital requirement includes a capital conservation buffer of 1.875% and 2.5%, respectively.

(2)	Excludes certain deductions.

Management believes, as of December 31, 2019, that MUFG Americas Holdings and MUFG Union Bank met all capital adequacy requirements to which they are subject.
As of December 31, 2018 and 2019, the notification from the OCC categorized MUFG Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” MUFG Union Bank must maintain a minimum total risk-based capital ratio of 10% as of December 31, 2018 and 2019, a Tier 1 risk-based capital ratio of 8% as of December 31, 2018 and 2019, a Tier 1 capital to quarterly average assets of 5% as of December 31, 201
8
and 201
9
,
and Common Equity Tier 1 risk-based capital ratio of 6.5% as of December 31, 2018 and 2019, as set forth in the table. There are no conditions or events since that notification that management believes have changed MUFG Union Bank’s category.
F-1
13

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2 2 .	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥1,228,160	¥718,645	¥305,955

Effect of dilutive instruments:
Stock acquisition rights and restricted stock units—Morgan Stanley	(3,826)	(3,745)	(2,861)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥1,224,334	¥714,900	¥303,094

	2018	2019	2020
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	13,291,842	13,058,698	12,912,790
Effect of dilutive instruments:
Stock acquisition rights and the common shares of MUFG under the Board Incentive Plan (1)	1,650	484	166

Weighted average common shares for diluted computation	13,293,492	13,059,182	12,912,956

	2018	2019	2020
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥92.40	¥55.03	¥23.69

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (1)	¥92.10	¥54.74	¥23.47

Note:
(1)	For the fiscal years ended March 31, 2019 and 2020, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

23.	DERIVATIVE FINANCIAL INSTRUMENTS

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
F-1
14

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
Derivatives Designated as Hedges
The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered mainly by MUFG Americas Holdings whose fiscal period ends on December 31.
Cash Flow Hedges
From time to time, MUFG Americas Holdings uses interest rate derivatives to hedge the risk of changes in cash flows attributable to changes in the designated interest rate on LIBOR indexed loans, and to a lesser extent, to hedge interest rate risk on rollover debt.
F-1
1
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MUFG Americas Holdings used interest rate derivatives with an aggregate notional amount of ¥1,457.1 billion at December 31, 2019 to hedge the risk of changes in cash flows attributable to changes in the designated interest rates from variable rate loans. MUFG Americas Holdings used interest rate derivatives with an aggregate notional amount of ¥7.6 billion at December 31, 2019 to hedge the risk of changes in cash flows attributable to changes in the designated interest rate on LIBOR indexed short-term borrowings. At December 31, 2019, the weighted average remaining life of the active cash flow hedges was 3.1 years.
For cash flow hedges, changes in the fair value of the hedging instruments are reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. At December 31, 2019, MUFG Americas Holdings expects to reclassify approximately ¥7.3 billion of losses from Accumulated OCI as a reduction to net interest income during the twelve months ending December 31, 2020. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to December 31, 2019.
Fair Value Hedges
MUFG Americas Holdings engaged in an interest rate hedging strategy in which one or more interest rate derivatives were associated with a specified interest bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigated the changes in fair value of the hedged liability caused by changes in the designated interest rate, LIBOR.
For the fiscal year ended December 31, 2018, MUFG Americas Holdings recorded losses on the hedging instruments and gains on the hedged liability, both of which were less than ¥1 billion. For the fiscal year ended December 31, 2019, MUFG Americas Holdings did not have any fair value hedges.
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2019 and 2020:

	Notional amounts (1)
	2019	2020
	(in trillions)
Interest rate contracts	¥1,409.6	¥1,553.5
Foreign exchange contracts	230.5	230.2
Equity contracts	6.4	8.1
Commodity contracts	0.2	0.1
Credit derivatives	7.2	8.7
Other	3.0	3.1

Total	¥1,656.9	¥1,803.7

Note:
(1)	Includes both written and purchased positions.

F-
11
6

MITSUBISHI UFJ
FINANCIAL
GROUP
, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives on the Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2019 and 2020:

	Fair value of derivative instruments
	2019 (1)(5)			2020 (1)(5)
	Not designated as hedges (2)	Designated as hedges (3)	Total derivatives (4)	Not designated as hedges (2)	Designated as hedges (3)	Total derivatives (4)
	(in billions)
Derivative assets:
Interest rate contracts	¥10,108	¥1	¥10,109	¥10,847	¥—	¥10,847
Foreign exchange contracts	2,795	—	2,795	3,734	—	3,734
Equity contracts	188	—	188	236	—	236
Commodity contracts	27	—	27	26	—	26
Credit derivatives	84	—	84	114	—	114
Other	2	—	2	1	—	1

Total derivative assets	¥13,204	¥1	¥13,205	¥14,958	¥—	¥14,958

Derivative liabilities:
Interest rate contracts	¥9,896	¥—	¥9,896	¥10,205	¥—	¥10,205
Foreign exchange contracts	2,671	—	2,671	3,604	4	3,608
Equity contracts	183	—	183	277	—	277
Commodity contracts	27	—	27	26	—	26
Credit derivatives	69	—	69	95	—	95
Other (6)	(136)	—	(136)	(177)	—	(177)

Total derivative liabilities	¥12,710	¥—	¥12,710	¥14,030	¥4	¥14,034

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

(3)
The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.

(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.

(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31.

(6)	Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

F-
11
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives on the Consolidated Statements of Income
The following table provide
s
more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income for the fiscal years ended March 31, 2018, 2019 and 2020:
Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2018			2019			2020
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥51	¥51	¥—	¥6	¥6	¥—	¥(173)	¥(173)
Foreign exchange contracts	(163)	—	(163)	(347)	—	(347)	(429)	—	(429)
Equity contracts	—	(260)	(260)	—	80	80	—	30	30
Commodity contracts	—	6	6	—	—	—	—	—	—
Credit derivatives	—	(2)	(2)	—	(40)	(40)	—	15	15
Other	3	(22)	(19)	(7)	(70)	(77)	(5)	(31)	(36)

Total	¥(160)	¥(227)	¥(387)	¥(354)	¥(24)	¥(378)	¥(434)	¥(159)	¥(593)

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
F-1
1
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2019 and 2020:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2019:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability (1)
	(in millions)
Single name credit default swaps:
Investment grade (2)	¥378,527	¥1,603,962	¥145,689	¥2,128,178	¥(30,303)
Non-investment grade	112,901	238,330	5,672	356,903	(127)
Not rated	—	5,097	—	5,097	(47)

Total	491,428	1,847,389	151,361	2,490,178	(30,477)

Index and basket credit default swaps held by BK:
Investment grade (2)	—	120,854	—	120,854	(82)
Non-investment grade	—	101,001	—	101,001	(2,010)

Total	—	221,855	—	221,855	(2,092)

Index and basket credit default swaps held by SCHD:
Investment grade (2)	13,000	194,618	8,000	215,618	(3,853)
Non-investment grade	—	—	—	—	—
Not rated	8,863	206,832	3,444	219,139	(3,043)

Total	21,863	401,450	11,444	434,757	(6,896)

Total index and basket credit default swaps sold	21,863	623,305	11,444	656,612	(8,988)

Total credit default swaps sold	513,291	2,470,694	162,805	3,146,790	(39,465)

Other credit derivatives sold (3)
Investment grade	77,693	—	—	77,693	(620)

Total credit derivatives	¥590,984	¥2,470,694	¥162,805	¥3,224,483	¥(40,085)

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2020:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability (1)
	(in millions)
Single name credit default swaps:
Investment grade (2)	¥303,870	¥2,125,006	¥494,040	¥2,922,916	¥(63,855)
Non-investment grade	93,671	279,892	49,681	423,244	3,358
Not rated	2,453	6,826	—	9,279	(18)

Total	399,994	2,411,724	543,721	3,355,439	(60,515)

Index and basket credit default swaps held by BK:
Investment grade (2)	—	28,296	—	28,296	(3)
Non-investment grade	—	99,035	—	99,035	(1,195)
Total	—	127,331	—	127,331	(1,198)

Index and basket credit default swaps held by SCHD:
Investment grade (2)	20,000	182,306	14,950	217,256	(1,820)
Non- investme nt grade	—	7,595	—	7,595	(165)
Not rated	28,296	190,398	5,316	224,010	(5,205)

Total	48,296	380,299	20,266	448,861	(7,190)

Total index and basket credit default swaps sold	48,296	507,630	20,266	576,192	(8,388)

Total credit default swaps sold	448,290	2,919,354	563,987	3,931,631	(68,903)

Other credit derivatives sold
Investment grade	—	—	—	—	—

Total credit derivatives	¥448,290	¥2,919,354	¥563,987	¥3,931,631	¥(68,903)

Notes:
(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counte r party netting.

(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.

(3)	Other credit derivatives primarily consist of total return swaps.

Single name credit default swaps
—Single name credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a premium to the MUFG Group and is protected for the period of the credit default swap. As the seller of protection, the MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily those provided by Moody’s and Standard & Poor’s (“S&P”), of the underlying reference entity of the credit default swaps are disclosed.
Index and basket credit default swaps
—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group, as the seller of protection, will have to pay a pro-rata
portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, MUFG Bank and Mitsubishi UFJ Securities Holdings rating scale based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.
F-
120

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥35 billion and ¥2,687 billion, respectively, at March 31, 2019, and approximately ¥65 billion and ¥3,544 billion, respectively, at March 31, 2020.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2019 and 2020 was approximately ¥0.6 trillion and ¥0.6 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥85 billion and ¥152 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥84 billion and ¥56 billion, respectively, as of March 31, 2019 and ¥58 billion and ¥80 billion, respectively, as of March 31, 2020.
2 4 .	OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance
sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2019 and 2020. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.
For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.
The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation
contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥468.9 billion and ¥455.8 billion at March 31, 2019 and 2020, respectively, which are syndicated out to third parties. The contractual or notional
F-
121

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2019:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥3,901	¥2,792	¥838	¥271
Performance guarantees	3,256	2,332	784	140
Derivative instruments (1)	58,025	29,734	20,921	7,370
Liabilities of trust accounts	11,520	5,884	420	5,216
Other	53	12	13	28

Total	¥76,755	¥40,754	¥22,976	¥13,025

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2020:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,098	¥3,109	¥763	¥226
Performance guarantees	3,058	2,160	738	160
Derivative instruments (1)	58,836	36,021	14,543	8,272
Liabilities of trust accounts	13,142	6,752	451	5,939
Other	88	8	73	7

Total	¥79,222	¥48,050	¥16,568	¥14,604

Note:
(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

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
Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees, as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties
F-1
22

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2019 and 2020 are excluded from this presentation, as they are disclosed in Note 23.
Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are certain agreements with trust creditors that have provisions limiting the MUFG Group’s exposure as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While in principle, any liabilities of a trust are payable by the trust account and its beneficiaries. A trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors limits the trustee’s exposure to the trust account assets. At March 31, 2019 and 2020, there were liabilities of ¥11,520 billion and ¥13,142 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally includes obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets. The MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.
Carrying Amount
At March 31, 2019 and 2020, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,051,297 million and ¥1,130,522 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,005,951 million and ¥1,090,921 million as of March 31, 2019 and 2020, respectively. Credit derivatives sold by the MUFG Group at March 31, 2019 and 2020 are excluded from this presentation, as they are disclosed in Note 2
3
. In addition, Other liabilities include an allowance for
off-balance
sheet instruments of ¥96,946 million and ¥30,911 million at March 31, 2019 and 2020, respectively, related to these transactions.
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
F-1
23

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDA
T
ED FINANCIAL STATEMENTS—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2019 and 2020. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2019:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch (1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt (2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,901	¥3,779	¥98	¥21	¥3
Performance guarantees	3,256	3,070	79	78	29

Total	¥7,157	¥6,849	¥177	¥99	¥32

		Amount by borrower grade
At March 31, 2020:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch (1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt (2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,098	¥3,984	¥93	¥17	¥4
Performance guarantees	3,058	2,904	96	36	22

Total	¥7,156	¥6,888	¥189	¥53	¥26

Notes:
(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.

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
F-1
24

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Other
Off-balance
Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance
sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance
sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance
sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2020, approximately 67% of these commitments will expire within one year, 30% from one year to five years and 3% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2019 and 2020:

	2019	2020
	(in billions)
Commitments to extend credit	¥77,273	¥76,398
Commercial letters of credit	1,057	757
Commitments to make investments	240	247
Other	5	5

Commitments to extend credit, which generally have fixed expiration dates or other termination clauses, are binding agreements to lend to customers. Commitments are different from guarantees in that the commitments are generally revocable or have provisions that enable the MUFG Group to avoid payments in the event of violations of any conditions of the contracts and certain deterioration of the potential borrowers’ financial condition.
Commercial letters of credit, generally used for trade transactions, are typically secured by the underlying goods. The MUFG Group continually monitors the type and amount of collateral and other securities, and requires counterparties to provide additional collateral or guarantors as necessary.
Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MUFG Group has significant variable interests, are described in Note 2
5
.
2 5 .	VARIABLE INTEREST ENTITIES

In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets and trust arrangements.
F-1
2
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2019 and 2020:

Consolidated VIEs	Consolidated assets
At March 31, 2019:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,698,146	¥92,310	¥26,101	¥3,005	¥1,424,444	¥5,124,462	¥27,824
Investment funds	680,922	—	14,113	477,239	18,118	—	171,452
Special purpose entities created for structured financing	203,458	—	2,214	—	—	127,243	74,001
Repackaged instruments	279,327	506	—	53,346	137,509	86,753	1,213
Securitization of the MUFG Group’s assets	10,208,496	—	—	—	—	10,183,624	24,872
Trust arrangements	7,888,210	—	8,953	202	311,412	7,565,862	1,781
Other	34,303	362	1,635	—	42	9,699	22,565

Total consolidated assets before elimination	25,992,862	93,178	53,016	533,792	1,891,525	23,097,643	323,708
The amounts eliminated in consolidation	(7,772,776)	(93,171)	(29,361)	(5,102)	(63,331)	(7,552,315)	(29,496)

Total consolidated assets	¥18,220,086	¥7	¥23,655	¥528,690	¥1,828,194	¥15,545,328	¥294,212

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,691,362	¥—	¥4,678,588	¥1,552,572	¥460,202
Investment funds	6,852	—	—	5,158	1,694
Special purpose entities created for structured financing	114,469	—	609	111,523	2,337
Repackaged instruments	277,179	—	48,014	174,215	54,950
Securitization of the MUFG Group’s assets	10,167,632	—	—	10,162,231	5,401
Trust arrangements	7,881,332	7,616,575	—	—	264,757
Other	32,584	—	8,611	1,474	22,499

Total consolidated liabilities before elimination	25,171,410	7,616,575	4,735,822	12,007,173	811,840
The amounts eliminated in consolidation	(14,676,389)	(50,396)	(2,996,041)	(11,517,019)	(112,933)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,922,307)	(7,566,179)	(1,719,246)	(121)	(636,761)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥572,714	¥—	¥20,535	¥490,033	¥62,146

F-1
2
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2020:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,263,082	¥102,781	¥31,625	¥12,989	¥1,195,283	¥4,913,939	¥6,465
Investment funds	493,757	—	16,482	314,074	34,121	—	129,080
Special purpose entities created for structured financing	204,047	—	2,658	—	—	119,348	82,041
Repackaged instruments	249,529	1,330	—	42,052	118,776	86,859	512
Securitization of the MUFG Group’s assets	10,956,261	—	—	—	—	10,933,580	22,681
Trust arrangements	7,527,539	—	654	336,546	745,846	6,441,864	2,629
Other	31,295	350	2,055	—	—	6,885	22,005

Total consolidated assets before elimination	25,725,510	104,461	53,474	705,661	2,094,026	22,502,475	265,413
The amounts eliminated in consolidation	(6,877,849)	(103,615)	(23,427)	(10,592)	(289,567)	(6,429,880)	(20,768)

Total consolidated assets	¥18,847,661	¥846	¥30,047	¥695,069	¥1,804,459	¥16,072,595	¥244,645

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,253,318	¥—	¥4,327,685	¥1,478,921	¥446,712
Investment funds	15,817	—	—	5,546	10,271
Special purpose entities created for structured financing	114,357	—	—	112,474	1,883
Repackaged instruments	251,056	—	65,965	163,833	21,258
Securitization of the MUFG Group’s assets	10,924,830	—	16,008	10,077,839	830,983
Trust arrangements	7,522,190	6,743,261	—	—	778,929
Other	27,302	—	5,989	1,321	19,992

Total consolidated liabilities before elimination	25,108,870	6,743,261	4,415,647	11,839,934	2,110,028
The amounts eliminated in consolidation	(15,045,398)	(703)	(2,526,893)	(11,374,581)	(1,143,221)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,465,320)	(6,742,558)	(1,857,923)	(1)	(864,838)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥598,152	¥—	¥30,831	¥465,352	¥101,969

F-1
2
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of
non-consolidated
VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated
VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated
VIEs at March 31, 2019 and 2020:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2019:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,621,609	¥6,221,274	¥4,982,357	¥659	¥1,704,553	¥3,277,145	¥—	¥—	¥—
Investment funds	67,750,419	1,952,676	1,753,823	187,166	1,253,705	304,310	8,642	206	206
Special purpose entities created for structured financing	42,676,571	3,972,450	3,015,593	252,597	48,895	2,709,008	5,093	9,827	9,827
Repackaged instruments	12,885,367	3,477,545	3,383,161	690,305	2,169,798	478,252	44,806	6,087	6,087
Other	60,074,743	3,482,153	2,454,807	123,595	65,451	2,145,665	120,096	57,567	57,567

Total	¥213,008,709	¥19,106,098	¥15,589,741	¥1,254,322	¥5,242,402	¥8,914,380	¥178,637	¥73,687	¥73,687

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2020:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥27,700,099	¥5,836,895	¥4,797,551	¥190	¥1,737,979	¥3,059,382	¥—	¥—	¥—
Investment funds	55,644,434	1,918,403	1,712,037	437,858	525,022	724,253	24,904	356,679	356,679
Special purpose entities created for structured financing	37,026,192	3,601,834	2,764,156	392,588	35,774	2,317,128	18,666	6,058	6,058
Repackaged instruments	8,215,327	3,030,263	2,931,617	394,478	2,123,058	361,184	52,897	—	—
Other	54,962,702	2,940,349	2,314,142	191,646	—	1,995,985	126,511	41,693	41,693

Total	¥183,548,754	¥17,327,744	¥14,519,503	¥1,416,760	¥4,421,833	¥8,457,932	¥222,978	¥404,430	¥404,430

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
F-1
28

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
F-1
29

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
F-1
30

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
F-
131

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
F-1
32

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Repackaged Instruments
This category primarily comprises the following:
Investments in Financially-Engineered Products
The MUFG Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments such as collateralized debt obligations (
“
CDOs
”
). These entities are considered as VIEs because the holders of the equity investment at risk do not have the power to direct the activities that most significantly impact their economic performance. These entities are generally arranged and managed by parties that are not related to the MUFG Group. The MUFG Group’s involvement with the entities arranged and managed by third parties is for investment purposes. In these cases, the MUFG Group participates as one of many other investors and the MUFG Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance, and thus is not considered as the primary beneficiary of these entities and does not consolidate these entities.
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
F-1
33

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Trust Arrangements
The MUFG Group offers, primarily through Mitsubishi UFJ Trust and Banking, a variety of trust products and services including securities investment trusts, pension trusts and trusts used as securitization vehicles. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. The trusts are generally considered as VIEs because the trust beneficiaries, who provide all of the equity at risk, usually do not have power to direct the activities that most significantly impact its economic performance in the arrangements. The MUFG Group, however, is not considered as the primary beneficiary, mainly, except for the case mentioned below, because it merely receives fees for compensation for its services on terms that are customary for these activities and the fees are insignificant relative to the total amount of the trusts’ economic performance and variability. Therefore, the MUFG Group does not consolidate these entities.
With respect to the jointly operated designated money in trusts, Mitsubishi UFJ Trust and Banking pools money from investors and determines how best to invest it. In addition, certain investors, such as money reserve
F
-134

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
Other
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
F-1
3
5

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
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥24,983 million and ¥29,438 million as of March 31, 2019 and 2020, respectively. Provision (reversal) related to the allowance is included in Other non-interest
expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2018, 2019 and 2020, there was a negative impact of nil, ¥15,632 million and ¥7,800 million, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.
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
F-1
3
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2 7 .	FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the fiscal years ended March 31, 2018, 2019 and 2020 were as follows:

	2018	2019	2020
	(in millions)
Fees and commissions on deposits	¥53,483	¥52,624	¥53,684
Fees and commissions on remittances and transfers	169,300	168,756	169,407
Fees and commissions on foreign trading business	78,239	73,176	66,025
Fees and commissions on credit card business	212,515	225,877	238,112
Fees and commissions on security-related services	258,728	233,448	221,494
Fees and commissions on administration and management services for investment funds	159,481	147,597	184,559
Trust fees	112,399	115,002	119,919
Guarantee fees (1)	44,160	44,962	46,322
Insurance commissions	49,223	46,918	44,415
Fees and commissions on real estate business	40,573	45,160	49,764
Other fees and commissions (2)	284,691	285,058	308,351

Total	¥1,462,792	¥1,438,578	¥1,502,052

Notes:
(1)	Guarantee fees are not within the scope of the guidance on revenue from contracts with customers.
(2)	Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.
The following is an explanation of the relationship with revenue information disclosed for each reportable segment.
These revenues from contracts with customers are related to various reportable segments disclosed in Note
29
. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note
29
are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.
The majority of fees and commissions on deposits are from the business activities relevant to Retail & Commercial Banking Business Group (“R&C”), with Global Commercial Banking Business Group (“GCB”) providing a smaller impact.
The business activities relevant to fees and commissions on remittances and transfers are attributable to R&C, Japanese Corporate Investment Banking Business Group (“JCIB”), Global Corporate Investment Banking Business Group (“GCIB”), and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to R&C, JCIB, GCIB, and GCB with no significant concentration in any particular segments.
F-1
3
7

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
As of March 31, 2019 and 2020, receivables from contracts with customers of ¥185 billion and ¥192 billion, respectively, were included primarily in Other assets. As of March 31, 2019 and 2020, contract liabilities of ¥8 billion and ¥25 billion, respectively, were included in Other liabilities.
Among the balance of contract liabilities as of March 31, 2020, ¥12 billion is a remaining performance obligation related to an insurance agency service which a certain subsidiary of the MUFG Group entered into as a single performance obligation to be satisfied as the service is rendered over the next 20 years.
2 8 .	TRADING ACCOUNT PROFITS AND LOSSES

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
F-1
3
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net trading gains (losses) for the fiscal years ended March 31, 2018, 2019 and 2020 were comprised of the following:

	2018	2019	2020
	(in millions)
Interest rate and other derivative contracts	¥(226,788)	¥(24,031)	¥(159,045)
Trading account securities, excluding derivatives	153,674	192,931	924,418

Trading account profits (losses)—net	(73,114)	168,900	765,373
Foreign exchange derivative contracts (1)	(159,986)	(354,401)	(434,052)

Net trading gains ( losses )	¥(233,100)	¥(185,501)	¥331,321

Note:
(1)	Losses on foreign exchange derivative contracts are included in Foreign exchange losses—net in the accompanying consolidated statements of income. Foreign exchange losses—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains other than derivative contracts and foreign exchange gains

(losses) related to the fair value option.

For further information on the methodologies and assumptions used to estimate fair value, see Note 3
1
, which also shows fair values of trading account securities by major category. Note 2
3
 discloses further information regarding the derivative-related impact on Trading account profits (losses)—net by major category.
29 .	BUSINESS SEGMENTS

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
The following is a brief explanation of the MUFG Group’s business segments:
Retail & Commercial Banking Business Group
—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized
enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate & Investment Banking Business Group
—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.
Global Corporate & Investment Banking Business Group
—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese
large corporate and financial institution customers with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Commercial Banking Business Group
—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. From the fiscal year ended March 31, 2020, this business group also covers Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized
enterprise, and corporate customers across the Asia-Pacific region.
Asset Management & Investor Services Business Group
—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.
Global Markets Business Group
—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies and equities as well as other investment products, and origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Other
—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments was also reflected in Other.
Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.
The MUFG Group made modifications to the MUFG Group’s internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2019. Major rule changes are (i) reallocation of overseas Japanese corporates business in MUFG Americas Holdings previously included in the Global Commercial Banking Business Group into the Japanese Corporate & Investment Banking Business Group due to the refinement of definition, (ii) reallocation of operating expenses among Business Groups based on cost drivers due to the refinement of definition, and (iii) allocation of adjustments related to the
F-1
40

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
derivative counterparty risk previously included in Other to the Customer Business Groups and the Global Markets Business Group that held the derivative assets. These modifications had the following impact for the fiscal years ended March 31, 2018 and 2019:
•
increasing the operating profits of the Global Corporate & Investment Banking Business Group by ¥1.8 billion for the fiscal year ended March 31, 2018, the Retail & Commercial Banking Business Group by ¥1.9 billion for the fiscal year ended March 31, 2019, the Global Markets Business Group and Other by ¥6.3 billion and ¥29.7 billion, respectively for the fiscal year ended March 31, 2018, and ¥5.1 billion and ¥30.6 billion, respectively for the fiscal year ended March 31, 2019; and

•
reducing the operating profits of the Retail & Commercial Banking Business Group by ¥0.5 billion for the fiscal year ended March 31, 2018, the Global Corporate & Investment Banking Business Group by
¥
10.4
billion for the fiscal year ended March 31, 2019, the Japanese Corporate & Investment Banking Business Group

and the Global Commercial Banking Business Group by
¥18.6 billion

and ¥18.7 billion
, respectively for the fiscal year ended March 31,

2018, and ¥13.8 billion
 and
¥13.4 billion, respectively for the fiscal year ended March 31,

2019.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2018, 2019 and 2020.

	Customer Business						Global Markets Business Group	Other	Total
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total
	(in billions)
Fiscal year ended March 31, 2018:
Net revenue:	¥1,582.5	¥523.2	¥364.3	¥652.8	¥190.4	¥3,313.2	¥574.5	¥30.4	¥3,918.1
BK and TB (1) :	781.6	433.0	236.9	(3.3)	83.8	1,532.0	369.3	128.6	2,029.9
Net interest income	463.4	148.9	92.1	(3.3)	—	701.1	235.1	183.5	1,119.7
Net fees	246.4	225.1	146.8	—	83.8	702.1	(12.0)	(22.9)	667.2
Other	71.8	59.0	(2.0)	—	—	128.8	146.2	(32.0)	243.0
Other than BK and TB	800.9	90.2	127.4	656.1	106.6	1,781.2	205.2	(98.2)	1,888.2
Operating expenses	1,226.3	314.8	226.7	468.8	119.4	2,356.0	228.7	132.8	2,717.5

Operating profit (loss)	¥356.2	¥208.4	¥137.6	¥184.0	¥71.0	¥957.2	¥345.8	¥(102.4)	¥1,200.6

Fiscal year ended March 31, 2019:
Net revenue:	¥1,522.0	¥545.2	¥383.8	¥690.5	¥203.0	¥3,344.5	¥479.8	¥(11.9)	¥3,812.4
BK and TB (1) :	737.1	415.0	254.0	(1.3)	93.2	1,498.0	303.9	59.1	1,861.0
Net interest income	457.2	150.2	110.9	(1.3)	—	717.0	227.8	200.4	1,145.2
Net fees	243.8	210.3	142.4	—	93.2	689.7	(13.9)	(54.9)	620.9
Other	36.1	54.5	0.7	—	—	91.3	90.0	(86.4)	94.9
Other than BK and TB	784.9	130.2	129.8	691.8	109.8	1,846.5	175.9	(71.0)	1,951.4
Operating expenses	1,221.3	309.3	241.5	483.5	124.6	2,380.2	223.5	136.4	2,740.1

Operating profit (loss)	¥300.7	¥235.9	¥142.3	¥207.0	¥78.4	¥964.3	¥256.3	¥(148.3)	¥1,072.3

Fiscal year ended March 31, 2020:
Net revenue:	¥1,501.6	¥551.1	¥376.8	¥804.6	¥243.0	¥3,477.1	¥575.2	¥15.7	¥4,068.0
BK and TB (1) :	721.1	420.7	270.5	0.1	94.6	1,507.0	358.4	12.7	1,878.1
Net interest income	439.0	164.2	115.2	0.9	2.5	721.8	123.1	85.4	930.3
Net fees	248.0	205.0	137.6	—	92.2	682.8	(12.6)	(64.8)	605.4
Other	34.1	51.5	17.7	(0.8)	(0.1)	102.4	247.9	(7.9)	342.4
Other than BK and TB	780.5	130.4	106.3	804.5	148.4	1,970.1	216.8	3.0	2,189.9
Operating expenses	1,203.0	315.8	247.8	571.8	171.7	2,510.1	232.2	150.7	2,893.0

Operating profit (loss)	¥298.6	¥235.3	¥129.0	¥232.8	¥71.3	¥967.0	¥343.0	¥(135.0)	¥1,175.0

F
-1
41

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
A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2018, 2019 and 2020 above to income before income tax expense shown in the accompanying consolidated statements of income is as follows:

	2018	2019	2020
	(in billions)
Operating profit:	¥1,201	¥1,072	¥1,175
Reversal of (provision for) credit losses	241	(34)	(322)
Trading account profits (losses)—net	(287)	182	920
Equity investment securities gains (losses)—net	215	(305)	(618)
Debt investment securities gains (losses)—net	71	(3)	(403)
Foreign exchange gains (losses)—net	7	47	(145)
Equity in earnings of equity method investees—net	228	210	283
Impairment of goodwill	—	—	(384)
Impairment of intangible assets	(22)	(118)	(4)
Reversal of (provision for) off-balance sheet credit instruments	96	(38)	62
Other—net	(88)	(142)	(131)

Income before income tax expense	¥1,662	¥871	¥433

3 0 .	FOREIGN ACTIVITIES
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
F-1
42

MITSUBISHI UFJ FINANCIAL
GROUP
, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2018, 2019 and 2020, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas (1)
	(in millions)
Fiscal year ended March 31, 2018:
Total revenue (2)	¥2,127,278	¥1,337,529	¥506,211	¥779,983	¥443,106	¥5,194,107
Total expense (3)	1,687,344	843,885	173,665	651,125	176,269	3,532,288
Income before income tax expense	439,934	493,644	332,546	128,858	266,837	1,661,819
Net income attributable to Mitsubishi UFJ Financial Group	140,091	447,887	322,581	92,016	225,585	1,228,160
Total assets at end of fiscal year	196,121,542	44,831,664	22,342,574	27,163,121	10,111,411	300,570,312
Fiscal year ended March 31, 2019:
Total revenue (2)	¥1,886,469	¥1,637,569	¥222,267	¥1,157,946	¥504,372	¥5,408,623
Total expense (3)	2,204,147	1,012,978	173,934	892,729	253,993	4,537,781
Income (loss) before income tax expense (benefit)	(317,678)	624,591	48,333	265,217	250,379	870,842
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(345,148)	573,698	50,877	214,582	224,636	718,645
Total assets at end of fiscal year	194,070,495	49,987,389	21,535,278	27,992,986	11,642,751	305,228,899
Fiscal year ended March 31, 2020:
Total revenue (2)	¥1,596,794	¥2,223,984	¥89,412	¥1,326,426	¥566,222	¥5,802,838
Total expense (3)	2,565,895	1,051,164	218,623	1,174,200	359,736	5,369,618
Income (loss) before income tax expense (benefit)	(969,101)	1,172,820	(129,211)	152,226	206,486	433,220
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(1,001,477)	1,113,913	(140,372)	142,568	191,323	305,955
Total assets at end of fiscal year	207,532,337	60,587,867	19,099,410	30,845,864	13,687,805	331,753,283

Notes:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for (reversal of) credit losses and Non-interest expense.
F-1
4
3

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2019 and 2020:

	2019	2020
	(in millions)
Cash and due from banks	¥828,839	¥971,870
Interest-earning deposits in other banks	8,453,191	12,662,558

Total	¥9,282,030	¥13,634,428

Trading account assets	¥26,991,984	¥31,374,451

Investment securities	¥8,779,340	¥9,040,512

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥51,678,674	¥53,079,542

Deposits	¥49,044,234	¥49,291,478

Funds borrowed:
Call money, funds purchased	¥67,246	¥276,040
Payables under repurchase agreements	9,459,547	13,476,026
Payables under securities lending transactions	47,886	176,998
Other short-term borrowings	5,107,832	4,733,138
Long-term debt	2,697,463	2,733,242

Total	¥17,379,974	¥21,395,444

Trading account liabilities	¥3,897,844	¥6,575,570

3 1 .	FAIR VALUE

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
F-1
4
4

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
F-1
4
5

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
Derivatives that are valued using valuation techniques with significant unobservable inputs are classified in Level 3 of the fair value hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility and correlation of such inputs are unobservable.
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
F-1
4
6

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
above.
Obligations to Return Securities Received as Collateral
Obligations to return securities received as collateral under securities lending transactions included in Other liabilities are measured at the fair values of the securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the valuation techniques described in the
“Trading Account Assets and Liabilities—Trading Account Securities”
above.
Other Short-term Borrowings and Long-term Debt
Certain short-term borrowings and
long
-term debt are measured at fair value due to the election of the fair value option. The fair value of these instruments are measured principally based on the discounted cash flows. Where the inputs into the valuation techniques are mainly based on observable inputs, these instruments are classified in Level 2 of the fair value hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the fair value hierarchy.
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
F-14
7

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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2019 and 2020:

At March 31, 2019	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥12,821,328	¥13,725,079	¥785,326	¥27,331,733
Debt securities
Japanese national government and Japanese government agency bonds	2,117,841	512,134	—	2,629,975
Japanese prefectural and municipal bonds	—	117,799	—	117,799
Foreign government and official institution bonds	9,264,028	454,365	792	9,719,185
Corporate bonds	—	3,203,585	31,384	3,234,969
Residential mortgage-backed securities	—	7,038,353	35,181	7,073,534
Asset-backed securities	—	253,274	627,678	880,952
Other debt securities	—	747	35,148	35,895
Commercial paper	—	1,473,693	—	1,473,693
Equity securities (2)	1,439,459	671,129	55,143	2,165,731
Trading derivative assets	63,582	13,047,590	93,313	13,204,485
Interest rate contracts	23,430	10,067,719	17,307	10,108,456
Foreign exchange contracts	1,115	2,771,115	22,861	2,795,091
Equity contracts	39,037	139,666	9,000	187,703
Commodity contracts	—	3,727	25,684	29,411
Credit derivatives	—	65,363	18,461	83,824
Investment securities:
Available-for-sale debt securities	22,550,086	10,684,983	283,434	33,518,503
Japanese national government and Japanese government agency bonds	20,635,872	3,441,824	—	24,077,696
Japanese prefectural and municipal bonds	—	2,226,566	—	2,226,566
Foreign government and official institution bonds	1,914,214	707,959	19,246	2,641,419
Corporate bonds	—	1,126,535	4,196	1,130,731
Residential mortgage-backed securities	—	1,615,336	15	1,615,351
Commercial mortgage-backed securities	—	128,917	2,038	130,955
Asset-backed securities	—	1,371,467	131,455	1,502,922
Other debt securities	—	66,379	126,484	192,863
Equity securities	5,982,629	375,914	27,820	6,386,363
Marketable equity securities	5,982,629	375,914	—	6,358,543
Nonmarketable equity securities (3)	—	—	27,820	27,820
Other (4)	807,193	42,184	32,378	881,755

Total	¥42,224,818	¥37,875,750	¥1,222,271	¥81,322,839

8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2019	Level 1	Level 2	Level 3	Fair Value
	( in millions )
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥157,114	¥5,796	¥—	¥162,910
Trading derivative liabilities	88,329	12,701,110	57,143	12,846,582
Interest rate contracts	35,179	9,839,618	21,496	9,896,293
Foreign exchange contracts	2,633	2,663,347	4,670	2,670,650
Equity contracts	50,517	126,737	6,138	183,392
Commodity contracts	—	2,916	24,735	27,651
Credit derivatives	—	68,492	104	68,596
Obligation to return securities received as collateral (5)	2,912,355	174,671	—	3,087,026
Other (6)	—	426,368	65,648	492,016

Total	¥3,157,798	¥13,307,945	¥122,791	¥16,588,534

At March 31, 2020	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥14,891,635	¥17,061,985	¥525,946	¥32,479,566
Debt securities
Japanese national government and Japanese government agency bonds	3,805,039	350,128	—	4,155,167
Japanese prefectural and municipal bonds	—	93,479	—	93,479
Foreign government and official institution bonds	9,356,427	417,766	1,052	9,775,245
Corporate bonds	11	2,537,559	144	2,537,714
Residential mortgage-backed securities	—	9,037,539	—	9,037,539
Asset-backed securities	—	590,556	416,259	1,006,815
Other debt securities	—	7,787	6,651	14,438
Commercial paper	—	2,959,580	—	2,959,580
Equity securities (2)	1,730,158	1,067,591	101,840	2,899,589
Trading derivative assets	216,834	14,680,632	60,108	14,957,574
Interest rate contracts	74,488	10,758,790	13,329	10,846,607
Foreign exchange contracts	1,550	3,723,087	9,046	3,733,683
Equity contracts	140,796	87,285	7,491	235,572
Commodity contracts	—	10	27,492	27,502
Credit derivatives	—	111,460	2,750	114,210
Investment securities:
Available-for-sale debt securities	22,126,881	11,798,392	274,930	34,200,203
Japanese national government and Japanese government agency bonds	19,897,187	3,565,692	—	23,462,879
Japanese prefectural and municipal bonds	—	2,952,820	—	2,952,820
Foreign government and official institution bonds	2,229,694	792,027	15,767	3,037,488
Corporate bonds	—	1,262,718	10,108	1,272,826
Residential mortgage-backed securities	—	1,459,378	15	1,459,393
Commercial mortgage-backed securities	—	380,278	1,977	382,255
Asset-backed securities	—	1,328,601	140,875	1,469,476
Other debt securities	—	56,878	106,188	163,066
Equity securities	4,471,499	296,819	39,963	4,808,281
Marketable equity securities	4,471,499	296,819	—	4,768,318
Nonmarketable equity securities (3)	—	—	39,963	39,963
Other (4)	1,054,186	45,913	36,701	1,136,800

Total	¥42,761,035	¥43,883,741	¥937,648	¥87,582,424

F-1
49

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2020	Level 1	Level 2	Level 3	Fair Value
	(in millions )
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥555,664	¥3,718	¥—	¥559,382
Trading derivative liabilities	300,215	13,851,205	56,631	14,208,051
Interest rate contracts	153,098	10,038,198	14,079	10,205,375
Foreign exchange contracts	3,360	3,596,589	4,041	3,603,990
Equity contracts	143,757	121,229	11,713	276,699
Commodity contracts	—	14	26,775	26,789
Credit derivatives	—	95,175	23	95,198
Obligation to return securities received as collateral (5)	4,663,068	143,103	—	4,806,171
Other (6)	—	514,003	6,606	520,609

Total	¥5,518,947	¥14,512,029	¥63,237	¥20,094,213

Notes:
(1)	Includes securities measured under the fair value option.

(2)	Excludes certain investments valued at net asset value of private equity funds whose fair values were ¥40,400 million and ¥66,918 million at March 31, 2019 and 2020, respectively. The amounts of unfunded commitments related to these private equity funds were ¥94,483 million and ¥102,743 million at March 31, 2019 and 2020, respectively.

(3)
Excludes certain investments valued at net asset value of real estate funds and private equity and other
funds whose fair values at March 31, 2019 were ¥17,583 million and ¥9,921 million
, respectively, and those at March 31, 2020 were ¥23,233 million and ¥18,862 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2019 were ¥2,054 million and nil, respectively, and those at March 31, 2020
were ¥1,494 million and nil, respectively.

(4)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.

(5)	Included in Other liabilities.

(6)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

F-
150

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2019 and 2020. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2018	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		March 31, 2019	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2019
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥827,493	¥23,848	(2)	¥(1,341)	¥454,048	¥—	¥(316,384)	¥(213,944)	¥29,445		¥(17,839)		¥785,326	¥18,299	(2)
Debt securities
Foreign government and official institution bonds	1,047	863		—	117,619	—	(118,377)	(317)	—		(43)		792	5
Corporate bonds	23,092	611		—	2,040	—	(1,798)	(4,188)	29,423	(5)	(17,796	) (5)	31,384	286
Residential mortgage-backed securities	41,141	(282)		—	—	—	—	(5,678)	—		—		35,181	(289)
Asset-backed securities	684,637	18,692		(1,341)	315,865	—	(195,851)	(194,324)	—		—		627,678	15,528
Other debt securities	33,450	1,698		—	—	—	—	—	—		—		35,148	1,698
Equity securities	44,126	2,266		—	18,524	—	(358)	(9,437)	22		—		55,143	1,071
Trading derivatives—net	12,119	(5,871	) (2)	(744)	787	(682)	—	37	20,192		10,332		36,170	(25,241	) (2)
Interest rate contracts—net	14,596	12,397		57	—	(119)	—	(25,601)	(7,013)		1,494		(4,189)	11,507
Foreign exchange contracts—net	6,736	(10,997)		(419)	210	—	—	(322)	27,230	(5)	(4,247)		18,191	(10,451)
Equity contracts—net	(10,685)	18,756		(374)	13	(228)	—	(17,680)	(25)		13,085		2,862	(752)
Commodity contracts—net	683	32		6	564	(335)	—	(1)	—		—		949	795
Credit derivatives—net	789	(26,059)		(14)	—	—	—	43,641	—		—		18,357	(26,340)
Investment securities:
Available-for-sale debt securities	350,660	6,415	(3)	(9,791)	273,201	—	—	(338,180)	1,456		(327)		283,434	(498	) (3)
Foreign government and official institution bonds	20,192	—		(876)	645	—	—	(715)	—		—		19,246	—
Corporate bonds	6,037	(345)		3	3,450	—	—	(6,078)	1,456	(5)	(327	) (5)	4,196	(498)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,430	—		(135)	—	—	—	(257)	—		—		2,038	—
Asset-backed securities	161,172	6,760		(5,016)	263,587	—	—	(295,048)	—		—		131,455	—
Other debt securities	160,814	—		(3,767)	5,519	—	—	(36,082)	—		—		126,484	—
Equity securities	28,359	(2,298	) (3)	—	3,795	—	(1,418)	—	—		(618)		27,820	(3,060	) (3)
Nonmarketable equity securities	28,359	(2,298)		—	3,795	—	(1,418)	—	—		(618)		27,820	(3,060)
Other	8,660	(1,022	) (7)	(20)	24,961	—	(206)	—	5		—		32,378	(1,191	) (7)

Total	¥1,227,291	¥21,072		¥(11,896)	¥756,792	¥(682)	¥(318,008)	¥(552,087)	¥51,098		¥(8,452)		¥1,165,128	¥(11,691)

Liabilities
Other	¥(25,528)	¥(19,629	) (4)	¥6,670	¥—	¥16,759	¥—	¥(18,499)	¥44,727	(6)	¥35,230	(6)	¥65,648	¥(10,778	) (4)

Total	¥(25,528)	¥(19,629)		¥6,670	¥—	¥16,759	¥—	¥(18,499)	¥44,727		¥35,230		¥65,648	¥(10,778)

F-1
51

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2019	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		March 31, 2020	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2020
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥785,326	¥(22,419	) (2)	¥—	¥227,656	¥—	¥(214,183)	¥(225,980)	¥52,140		¥(76,594)		¥525,946	¥(18,915	) (2)
Debt securities
Foreign government and official institution bonds	792	589		—	93,957	—	(92,748)	(18)	—		(1,520)		1,052	(12)
Corporate bonds	31,384	(279)		—	631	—	(3,937)	(4,721)	24,882	(5)	(47,816	) (5)	144	(13)
Residential mortgage-backed securities	35,181	(695)		—	—	—	(23,837)	(10,649)	—		—		—	—
Asset-backed securities	627,678	(23,494)		—	113,239	—	(93,655)	(207,509)	—		—		416,259	(18,815)
Other debt securities	35,148	(1,239)		—	—	—	—	—	—		(27,258	) (8)	6,651	(387)
Equity securities	55,143	2,699		—	19,829	—	(6)	(3,083)	27,258	(8)	—		101,840	312
Trading derivatives—net	36,170	4,503	(2)	178	714	(1,449)	—	(33,463)	40,857		(44,033)		3,477	(16,742	) (2)
Interest rate contracts—net	(4,189)	21,290		(24)	—	—	—	(12,025)	2,254		(8,056)		(750)	8,046
Foreign exchange contracts—net	18,191	(21,429)		89	3	—	—	4,858	35,444	(5)	(32,151	) (5)	5,005	(21,483)
Equity contracts—net	2,862	5,188		110	96	(777)	—	(11,305)	(41)		(355)		(4,222)	(2,846)
Commodity contracts—net	949	(174)		(1)	615	(672)	—	—	—		—		717	(167)
Credit derivatives—net	18,357	(372)		4	—	—	—	(14,991)	3,200		(3,471)		2,727	(292)
Investment securities:
Available-for-sale debt securities	283,434	(2,402	) (3)	804	281,041	—	(24)	(300,023)	15,201		(3,101)		274,930	(934	) (3)
Foreign government and official institution bonds	19,246	—		1,625	828	—	—	(5,932)	—		—		15,767	—
Corporate bonds	4,196	(458)		342	663	—	(1)	(6,734)	15,201	(5)	(3,101	) (5)	10,108	(934)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,038	—		125	—	—	(23)	(163)	—		—		1,977	—
Asset-backed securities	131,455	(1,944)		(1,085)	274,110	—	—	(261,661)	—		—		140,875	—
Other debt securities	126,484	—		(203)	5,440	—	—	(25,533)	—		—		106,188	—
Equity securities	27,820	2,585	(3)	—	12,718	—	(2,527)	(35)	—		(598)		39,963	863	(3)
Nonmarketable equity securities	27,820	2,585		—	12,718	—	(2,527)	(35)	—		(598)		39,963	863
Other	32,378	(10,105	) (7)	(375)	44,324	—	(29,334)	(187)	—		—		36,701	(10,136	) (7)

Total	¥1,165,128	¥(27,838)		¥607	¥566,453	¥(1,449)	¥(246,068)	¥(559,688)	¥108,198		¥(124,326)		¥881,017	¥(45,864)

Liabilities
Other	¥65,648	¥(5,388	) (4)	¥(414)	¥—	¥2,258	¥—	¥(21,133)	¥333	(6)	¥(46,302	) (6)	¥6,606	¥9,648	(4)

Total	¥65,648	¥(5,388)		¥(414)	¥—	¥2,258	¥—	¥(21,133)	¥333		¥(46,302)		¥6,606	¥9,648

Notes:
(1)	Includes Trading securities measured under the fair value option.

(2)	Included in Trading account profits (losses)—net and in Foreign exchange losses—net.

(3)	Included in Investment securities gains (losses)—net.

(4)	Included in Trading account profits (losses)—net.

(5)
Transfers into (out of) Level 3 for Corporate bonds were
caused
by the decrease (increase) in liquidity or the availability of the quoted prices provided by third-party vendors. Transfers into (out of) Level 3 for Foreign exchange contracts—net were mainly caused by the valuation using certain unobservable input.

(6)
Transfers into (out of) Level 3 for bifurcated embedded derivatives in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.

(7)	Included in Fees and commissions income and Other non-interest income.

(8)	Transfers relate to the reclassification of certain securities.

F-1
52

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2019	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Weighted average (2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥19,246	Return on equity method	Probability of default	0.0%~0.4%	0.3%
			Recovery rate	60.0%~70.0%	66.7%
			Market-required return on capital	10.0%	10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	109,213	Discounted cash flow	Probability of default	1.2%~5.3%	5.0%
			Recovery rate	60.0%~76.0%	67.2%
			Loan price	90.5%~100.3%	95.4%
	587,577	Internal model (4)	Asset correlations	10.0%	10.0%
			Discount factor	1.0%~1.2%	1.2%
			Prepayment rate	22.7%	22.7%
			Probability of default	0.0%~90.1%	— (3)
			Recovery rate	64.3%	64.3%
Other debt securities	35,148	Discounted cash flow	Liquidity premium	1.0%~2.4%	1.3%
	112,822	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	40.0%~90.0%	78.0%
			Market-required return on capital	8.0%~10.0%	9.5%

At March 31, 2019	Fair value (1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	(4,189)	Option model	Probability of default	0.0%~12.0%
			Correlation between interest rates	29.2%~51.3%
			Correlation between interest rate and foreign exchange rate	22.8%~60.0%
			Recovery rate	41.0%~48.0%
			Volatility	11.0%~71.3%
Foreign exchange contracts—net	18,198	Option model	Probability of default	0.0%~12.0%
			Correlation between interest rates	35.0%~70.0%
			Correlation between interest rate and foreign exchange rate	14.8%~60.0%
			Recovery rate	41.0%~48.0%
			Correlation between underlying assets	65.0%
			Volatility	9.7%~18.2%
Equity contracts—net	(2,727)	Option model	Correlation between foreign exchange rate and equity	7.0%~64.1%
			Correlation between equities	21.6%~80.3%
			Correlation between underlying assets	51.7%~82.0%
			Volatility	21.0%~30.0%
	5,878	Discounted cash flow	Term of litigation	1.0 year

F-1
53

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2020	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Weighted average (2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥15,767	Return on equity method	Probability of default	0.2%~1.3%	0.4%
			Recovery rate	55.0%~90.0%	69.9%
			Market-required return on capital	8.0%~10.0%	9.9%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	92,025	Discounted cash flow	Probability of default	1.2%~5.3%	5.0%
			Recovery rate	60.0%~76.0%	68.2%
	389,170	Internal model (4)	Asset correlations	1.0%	1.0%
			Discount factor	1.1%~1.4%	1.4%
			Prepayment rate	21.0%	21.0%
			Probability of default	0.0%~99.0%	— (3)
			Recovery rate	57.8%	57.8%
Other debt securities	6,651	Discounted cash flow	Liquidity premium	2.4%	2.4%
	86,734	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	60.0%~90.0%	79.8%
			Market-required return on capital	8.0%~10.0%	9.4%
Equity securities	27,144	Discounted cash flow	Liquidity premium	1.0%	1.0%

At March 31, 2020	Fair value (1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(728)	Option model	Correlation between interest rates	32.9%~62.5%
			Correlation between interest rate and foreign exchange rate	16.7%~60.0%
			Volatility	0.0%~100.0%
Foreign exchange contracts—net	5,005	Option model	Correlation between interest rates	30.0%~70.0%
			Correlation between interest rate and foreign exchange rate	15.8%~60.0%
			Correlation between underlying assets	60.0%
			Volatility	7.5%~17.0%
Equity contracts—net	(10,038)	Option model	Correlation between foreign exchange rate and equity	(58.4) %~56.9%
			Correlation between equities	19.5%~81.0%
			Volatility	24.2%~32.0%
	6,166	Discounted cash flow	Term of litigation	0.1 year~1.1 years

Notes:
(1)	The fair value as of March 31, 2019 and 2020 excludes the fair value of investments valued using vendor prices.

(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.

(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs.”

(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities.”

Sensitivity to and range of unobservable inputs
Probability of default
—Probability of
default
is an estimate of the likelihood that the default event will occur and the MUFG Group will be unable to collect the contractual amounts. A significant increase (decrease)

F-1
54

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
Discount factor and Liquidity premium
—Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the instruments. When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.
Recovery rate and Prepayment rate
—Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many debt securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from third-party pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Prepayment rates change the future cash flows for the investor and thereby change the fair value of the security. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.
Volatility
—Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. Typically, instruments can become more expensive if volatility increases. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in the significant increase (decrease) in fair value.
The level of volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable. The volatility inputs used to estimate fair value of interest rate contracts are distributed throughout the range.
Correlation
—Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity), and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes.

F-1
5
5

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
Term of litigation
—Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer’s restricted shares (“Covered Litigation”) that the MUFG Group purchased, which is referenced in certain swap transactions.
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
Market-required return on capital
—Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would result in a significant decrease (increase) in a fair value of a financial asset.
Loan Price
—Loan price refers to independent valuations which are supported by a number of third-party quotes. A significant increase (decrease) in the loan price would result in a significant increase (decrease) in a fair value of a financial asset.
F-1
5
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent
to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2019 and 2020:

	2019				2020
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities (1)(2)	¥—	¥80,779	¥4,208	¥84,987	¥—	¥15,473	¥2,703	¥18,176
Loans	2,656	9,104	250,678	262,438	2,548	9,199	260,282	272,029
Loans held for sale	—	—	77,506	77,506	—	—	73,573	73,573
Collateral dependent loans	2,656	9,104	173,172	184,932	2,548	9,199	186,709	198,456
Premises and equipment	—	—	35,352	35,352	—	—	37,109	37,109
Intangible assets	—	—	19,635	19,635	—	—	453	453
Goodwill	—	—	—	—	—	—	283,032	283,032
Other assets	136,528	49,756	9,774	196,058	73,015	—	18,609	91,624
Investments in equity method investees (1)	136,528	49,756	—	186,284	73,015	—	5,911	78,926
Other	—	—	9,774	9,774	—	—	12,698	12,698

Total	¥139,184	¥139,639	¥319,647	¥598,470	¥75,563	¥24,672	¥602,188	¥702,423

Notes:
(1)	Excludes certain investments valued at net asset value of ¥8,866 million and ¥12,935 million at March 31, 2019 and 2020, respectively. The unfunded commitments related to these investments are ¥12,242 million and ¥17,216 million at March 31, 2019 and 2020, respectively. These investments are in private equity funds.

(2)	Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.

The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2019 and 2020:

	2019	2020
	(in millions)
Investment securities	¥(50,785)	¥(2,171)
Loans	30,153	47,359
Loans held for sale	4,762	4,688
Collateral dependent loans	25,391	42,671
Premises and equipment	31,345	16,517
Intangible assets	118,108	3,732
Goodwill	—	383,810
Other assets	59,557	46,237
Investments in equity method investees	51,645	21,672
Other	7,912	24,565

Total	¥188,378	¥495,484

F-15
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Investment securities for the year ended March 31, 2019 and 2020 primarily include nonmarketable equity securities measured under the measurement alternative. See Note 3 for the details of the measurement alternative.
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
•
Replacement cost approach
. The replacement cost approach is primarily used for buildings and the land they are built on. This approach calculates the fair value of the collateral using the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by subsidiaries of MUFG.

•
Sales comparison approach
. The sales comparison approach is mainly used for land. The fair value of the collateral located in Japan is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.

•
Income approach
. The income approach is, as a general rule, applied to all rental properties based on the highest and best use concept. This approach calculates the fair value of the collateral using expected future cash flows. In this approach, the expected annual net operating income is discounted using the related capitalization yield. The significant assumptions within the income approach are the expected annual net operating income and capitalization yield. The expected annual net operating income is estimated based on rental income of the property. The capitalization yield is determined based on the location
and use of the property by subsidiaries of MUFG. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors.

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
F-15
8

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
The following table presents the gains or losses recorded for the fiscal years ended March 31, 2018, 2019 and 2020 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2018			2019			2020
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities (1)	¥(148,242)	¥(267,507)	¥(415,749)	¥208,952	¥186,578	¥395,530	¥837,832	¥(596,017)	¥241,815

Total	¥(148,242)	¥(267,507)	¥(415,749)	¥208,952	¥186,578	¥395,530	¥837,832	¥(596,017)	¥241,815

Financial liabilities:
Other short-term borrowings (2)	¥5,902	¥—	¥5,902	¥(5,559)	¥—	¥(5,559)	¥5,194	¥—	¥5,194
Long-term debt (2)	7,554	—	7,554	(8,322)	—	(8,322)	(8,087)	—	(8,087)

Total	¥13,456	¥—	¥13,456	¥(13,881)	¥—	¥(13,881)	¥(2,893)	¥—	¥(2,893)

Notes:
(1)	Excludes Danamon’s equity securities. See Note 2 for reference.

(2)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2019 and 2020 for long-term debt instruments for which the fair value option has been elected:

	2019			2020
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥358,730	¥325,808	¥(32,922)	¥319,149	¥304,067	¥(15,082)

Total	¥358,730	¥325,808	¥(32,922)	¥319,149	¥304,067	¥(15,082)

9

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
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2019 and 2020:

	Carrying amount	Estimated fair value
At March 31, 2019		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥33,924	¥33,924	¥33,924	¥—	¥—
Interest-earning deposits in other banks	40,647	40,647	—	40,647	—
Call loans and funds sold	1,110	1,110	—	1,110	—
Receivables under resale agreements	10,975	10,975	—	10,975	—
Receivables under securities borrowing transactions	2,759	2,759	—	2,759	—
Investment securities	4,442	4,453	1,197	1,135	2,121
Loans, net of allowance for credit losses (1)	116,213	117,064	3	247	116,814
Other financial assets (2)	7,455	7,455	—	7,455	—
Financial liabilities:
Deposits
Non-interest-bearing	¥30,443	¥30,443	¥—	¥30,443	¥—
Interest-bearing	168,846	168,899	—	168,899	—
Total deposits	199,289	199,342	—	199,342	—
Call money and funds purchased	2,450	2,450	—	2,450	—
Payables under repurchase agreements	25,225	25,225	—	25,225	—
Payables under securities lending transactions	913	913	—	913	—
Due to trust account and other short-term borrowings	9,177	9,177	—	9,177	—
Long-term debt	27,790	27,968	—	27,968	—
Other financial liabilities	6,781	6,781	—	6,781	—

F-1
60

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Carrying amount	Estimated fair value
At March 31, 2020		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥33,283	¥33,283	¥33,283	¥—	¥—
Interest-earning deposits in other banks	45,267	45,267	—	45,267	—
Call loans and funds sold	1,169	1,169	—	1,169	—
Receivables under resale agreements	23,996	23,996	—	23,996	—
Receivables under securities borrowing transactions	3,444	3,444	—	3,444	—
Investment securities	4,166	4,178	1,134	1,042	2,002
Loans, net of allowance for credit losses (1)	117,373	118,497	3	259	118,235
Other financial assets (2)	8,494	8,494	—	8,494	—
Financial liabilities:
Deposits
Non-interest-bearing	¥33,382	¥33,382	¥—	¥33,382	¥—
Interest-bearing	170,574	170,631	—	170,631	—
Total deposits	203,956	204,013	—	204,013	—
Call money and funds purchased	3,669	3,669	—	3,669	—
Payables under repurchase agreements	31,850	31,850	—	31,850	—
Payables under securities lending transactions	1,017	1,017	—	1,017	—
Due to trust account and other short-term borrowings	19,057	19,057	—	19,057	—
Long-term debt	27,772	27,941	—	27,941	—
Other financial liabilities	7,139	7,139	—	7,139	—

Notes:
(1)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

(2)	Excludes investments in equity method investees of ¥2,487 billion and ¥2,421 billion at March 31, 2019 and 2020, respectively.

The fair values of certain
off-balance
sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2019 and 2020 was not material.
32.	PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of MUFG Bank and Mitsubishi UFJ Trust and Banking are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥6,077 billion and ¥5,247 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2019 and 2020, respectively. See Notes 19 and 2
1
for further information.
The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.

At March 31, 2019 and 2020, approximately ¥5,160 billion and ¥5,696 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

F-1
61

MITSUBISHI UFJ FINANCIAL
GROUP
, INC. AND
SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS
—(Continued)
The following table presents the parent company only financial information of MUFG:
Condensed Balance Sheets

	As of March 31,
	2019	2020
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥203,713	¥185,668
Investments in subsidiaries and affiliated companies	16,668,232	16,116,568
Banking subsidiaries	12,754,653	12,361,190
Non-banking subsidiaries and affiliated companies	3,913,579	3,755,378
Loans to subsidiaries	7,199,052	8,746,231
Banking subsidiaries	6,864,309	8,222,278
Non-banking subsidiaries	334,743	523,953
Other assets	223,725	241,441

Total assets	¥24,294,722	¥25,289,908

Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,425,682	¥1,255,991
Long-term debt from non-banking subsidiaries and affiliated companies	277,138	30,686
Long-term debt	7,187,469	8,758,646
Other liabilities	204,885	228,098

Total liabilities	9,095,174	10,273,421

Total shareholders’ equity	15,199,548	15,016,487

Total liabilities and shareholders’ equity	¥24,294,722	¥25,289,908

F-1
62

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	Fiscal years ended March 31,
	2018	2019	2020
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥576,332	¥306,879	¥376,376
Banking subsidiaries	487,491	207,161	277,472
Non-banking subsidiaries and affiliated companies	88,841	99,718	98,904
Management fees from subsidiaries	26,073	28,305	33,543
Interest income from subsidiaries	80,670	127,117	174,500
Foreign exchange gains (losses)—net	24,726	(20,598)	4,834
Trading account losses—net	(26,749)	(8,078)	(37,272)
Gains on sales of investment in subsidiaries and affiliated companies	—	252,253	67,406
Other income	1,508	3,199	14,968

Total income	682,560	689,077	634,355

Expense:
Operating expenses	26,016	28,168	30,431
Interest expense to subsidiaries and affiliated companies	31,426	34,594	26,244
Interest expense	65,068	108,756	155,774
Other expense	1,791	1,657	15,024

Total expense	124,301	173,175	227,473

Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	672,421	194,390	(108,069)

Income before income tax expense (benefit)	1,230,680	710,292	298,813
Income tax expense (benefit)	2,520	(8,353)	(7,142)

Net income	¥1,228,160	¥718,645	¥305,955

F-1
63

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2018	2019	2020
	(in millions)
Operating activities:
Net income	¥1,228,160	¥718,645	¥305,955
Adjustments and other	(799,571)	(351,775)	(1,704)

Net cash provided by operatin g activities	428,589	366,870	304,251

Investing activities:
Proceeds from redemption of other investment securities	—	—	240,000
Proceeds from sales of investment in subsidiaries and affiliated companies	—	455,605	135,581
Purchase of equity investment in subsidiaries and an affiliated company	(53,000)	(18,346)	—
Net increase in loans to subsidiaries	(1,682,576)	(2,112,711)	(1,547,178)
Other—net	(4,361)	(9,009)	(12,572)

Net cash used in investing activities	(1,739,937)	(1,684,461)	(1,184,169)

Financing activities:
Net decrease in short-term borrowings from subsidiaries	(41,402)	(194,300)	(164,272)
Proceeds from issuance of long-term debt	1,872,986	2,043,677	1,844,488
Repayment of long-term debt	(112,184)	(314)	(214,994)
Repayment of long-term debt to affiliated companies	(1,090)	(500)	(241,000)
Proceeds from sales of treasury stock	1	3	2
Payments for acquisition of treasury stock	(200,038)	(150,277)	(50,022)
Dividends paid	(241,067)	(276,279)	(304,538)
Other—net	(9,677)	(15,490)	(7,791)

Net cash provided by financing activities	1,267,529	1,406,520	861,873

Net increase (decrease) in cash and cash equivalents	(43,819)	88,929	(18,045)
Cash and cash equivalents at beginning of fiscal year	158,603	114,784	203,713

Cash and cash equivalents at end of fiscal year	¥114,784	¥203,713	¥185,668

3 3 .	SUBSEQUENT EVENTS

Approval of Dividends
On June
29
, 2020, the shareholders approved the payment of cash dividends of ¥12.5 per share of Common stock, totaling ¥160,919 million, that were payable on June 30, 2020, to the shareholders of record on March 31, 2020.
* * * * *
F-1
64

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

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)

15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2020***

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2020****

99(c)	Financial Statements and Supplementary Data of Morgan Stanley*****

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

Exhibit	Description

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2020, has been formatted in Inline XBRL

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**	Incorporated by reference to our registration statement on Form S-8 (File No. 333-230590) filed on March 29, 2019.
***	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-229697) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-229697) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****	Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 27, 2020.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Hironori Kamezawa
Name:	Hironori Kamezawa
Title:	President & Group Chief Executive Officer
Date: July 10, 2020