Form 20-F
period 2021-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2021-07-09
CIK 67088

As filed with the Securities and Exchange Commission on July 9, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2021
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
Masahisa Takahashi,
+81-3-3240-8111,
+81-3-5218-8666,
4-5,
Marunouchi
1-chome
,
Chiyoda-ku,
Tokyo
100-8212,
Japan
(Name, Telephone, Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exc ha nge on which registered
Common stock, without par value		New York Stock Exchange (1)
American depositary shares, each of which represents one share of common stoc k	MUFG	New York Stock Exchange

(1)	The listing of the registrant’s common stock on the New York Stock Exchange is for technical purposes only and without trading privileges.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of March 31, 2021,

13,581,995,120

shares of common stock (including 737,282,154 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. In addition, our “commercial banking subsidiaries” refers to MUFG Bank, Ltd. and, as the context requires, its consolidated subsidiaries engaged in the commercial banking business. Our “trust banking subsidiaries” refers to Mitsubishi UFJ Trust and Banking Corporation and, as the context requires, its consolidated subsidiaries engaged in the trust banking business. Our “banking subsidiaries” refers to MUFG Bank and Mitsubishi UFJ Trust and Banking and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. Our “securities subsidiaries” refers to Mitsubishi UFJ Securities Holdings Co., Ltd., and as the context requires, its consolidated subsidiaries engaged in the securities business.

References to “MUAH” are to MUFG Americas Holdings Corporation, as a single entity, as well as to MUFG Americas Holdings and its consolidated subsidiaries, as the context requires.
References to “Krungsri” are to Bank of Ayudhya Public Company Limited, as a single entity, as well as to Bank of Ayudhya Public Company Limited and its consolidated subsidiaries, as the context requires.
References to “Bank Danamon” are to PT Bank Danamon Indonesia, Tbk., as a single entity, as well as to PT Bank Danamon Indonesia, Tbk. and its consolidated subsidiaries, as the context requires.
References to “First Sentier Investors” are to First Sentier Investors Holdings Pty Ltd., as a single entity, as well as to First Sentier Investors Holdings Pty Ltd. and its consolidated subsidiaries, as the context requires.
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

•
failure to implement our business expansion strategy as planned and to manage new or expanded risks that entail such strategy, as well as incurrence of impairment or valuation losses on our acquired assets,

•	negative developments relating to our strategic alliance with Morgan Stanley,

•	failure to maintain our capital ratios and other regulatory ratios above minimum required levels,

•	significant unexpected increases in credit costs,

•	financial difficulties of other financial institutions that affect the overall banking environment and their borrowers,

•	fluctuations in interest rates, foreign currency exchange rates and stock prices,

•	reduction in foreign currency funding liquidity,

•	failure to address regulatory or public concerns or to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations,

•	cyber-attacks and other information security threats,

•	problems with the proper functioning and development of information, communications and transaction management systems,

•	transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism,

•	changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practices, and interpretations,

•	changes in the business and regulatory environment for consumer finance companies,

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

	2017	2018	2019	2020	2021
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥2,990,767	¥3,259,016	¥3,813,379	¥3,927,143	¥2,751,996
Interest expense	769,639	1,028,755	1,517,981	1,684,344	747,902

Net interest income	2,221,128	2,230,261	2,295,398	2,242,799	2,004,094
Provision for (reversal of) credit losses	253,688	(240,847)	34,330	321,713	484,210

Net interest income after provision for (reversal of) credit losses	1,967,440	2,471,108	2,261,068	1,921,086	1,519,884
Non-interest income	1,196,706	1,935,091	1,595,244	1,875,695	3,157,787
Non-interest expense	2,891,603	2,744,380	2,985,470	3,363,561	3,069,329

Income before income tax expense	272,543	1,661,819	870,842	433,220	1,608,342
Income tax expense	94,453	407,823	133,237	114,505	444,948

Net income before attribution of noncontrolling interests	178,090	1,253,996	737,605	318,715	1,163,394
Net income (loss) attributable to noncontrolling interests	(24,590)	25,836	18,960	12,760	46,096

Net income attributable to Mitsubishi UFJ Financial Group	¥202,680	¥1,228,160	¥718,645	¥305,955	1,117,298

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥202,680	¥1,228,160	¥718,645	¥305,955	1,117,298

Amounts per share:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥14.93	¥92.40	¥55.03	¥23.69	¥86.88
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	14.68	92.10	54.74	23.47	86.56
Number of shares used to calculate basic earnings per common share (in thousands)	13,574,314	13,291,842	13,058,698	12,912,790	12,859,737
Number of shares used to calculate diluted earnings per common share (in thousands) (1)	13,584,885	13,293,492	13,059,182	12,912,956	12,859,737
Cash dividends per share paid during the fiscal year:
—Common stock	¥18.00	¥18.00	¥21.00	¥23.50	¥25.00
	$0.17	$0.16	$0.19	$0.22	$0.24

	2017	2018	2019	2020	2021
	(in millions)
Balance sheet data:
Total assets	¥297,185,019	¥300,570,312	¥305,228,899	¥331,753,283	¥353,824,625
Loans, net of allowance for credit losses	117,032,784	116,271,771	116,225,757	117,377,199	114,370,472
Total liabilities	282,420,311	284,924,497	289,244,151	316,008,767	337,580,071
Deposits	190,401,623	195,674,593	199,280,789	203,954,528	229,206,936
Long-term debt (2)	26,131,527	27,069,556	27,990,543	27,926,763	35,157,651
Total equity	14,764,708	15,645,815	15,984,748	15,744,516	16,244,554
Capital stock	2,090,270	2,090,270	2,090,270	2,090,270	2,090,270

	2017	2018	2019	2020	2021
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥239,192,449	¥239,048,981	¥241,407,356	¥246,283,676	¥268,916,481
Interest-bearing liabilities	223,522,296	233,857,052	234,643,197	238,861,520	265,912,928
Total assets	307,938,699	320,589,932	321,292,847	325,500,449	355,992,571
Total equity	15,010,829	15,423,078	16,076,679	15,417,885	15,681,527

Return on equity and assets:
Earnings applicable to common shareholders as a percentage of average total assets	0.07%	0.38%	0.22%	0.09%	0.31%
Earnings applicable to common shareholders as a percentage of average total equity	1.35%	7.96%	4.47%	1.98%	7.12%
Dividends per common share as a percentage of basic earnings per common share	120.56%	19.48%	38.16%	99.20%	28.78%
Average total equity as a percentage of average total assets	4.87%	4.81%	5.00%	4.74%	4.41%
Net interest income as a percentage of average total interest-earning assets	0.93%	0.93%	0.95%	0.91%	0.75%

Credit quality data:
Allowance for credit losses (4)	¥1,182,188	¥764,124	¥658,184	¥809,540	¥1,348,391
Allowance for credit losses as a percentage of loans	1.00%	0.65%	0.56%	0.68%	1.17%
Net loan charge-offs	¥169,809	¥180,999	¥129,924	¥179,277	¥245,424
Net loan charge-offs as a percentage of average loans	0.14%	0.15%	0.11%	0.15%	0.21%
Average interest rate spread	0.91%	0.92%	0.93%	0.88%	0.74%
Risk-adjusted capital ratio calculated under Japanese GAAP (3)	15.85%	16.56%	16.03%	15.87%	16.31%

Notes:
(1)	Includes the common shares that were potentially issuable upon exercise of stock acquisition rights. See “ Item 6.B. Directors, Senior Management and Employees—Compensation.”
(2)	Reflects the changes in presentation adopted in the fiscal year ended March 31, 2018, where long-term payables under repurchase agreements are no longer included in long-term debt but are aggregated with short-term payables under repurchase agreements in payables under repurchase agreements, and applied to the fiscal year ended March 31, 2017.
(3)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”
(4)	Adopted the new guidance on measurement of credit losses on financial instruments as of April 1, 2020, which resulted in an increase of allowance for credit losses as of the beginning of the fiscal year ended March 31, 2021. See Note 1 (Accounting Changes) to our consolidated financial statements for more information.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
SUMMARY
The principal risks that could adversely affect our business, operating results, financial condition or capital position include:

•	deterioration in economic conditions in Japan because a large portion of our assets as well as our business operations are in Japan,

•	deterioration in economic conditions in Japan and around the world given our global operations,

•	natural disasters, terrorism, pandemics and other disruptions caused by external events,

•	reforms of London Interbank Offered Rate and other interest rate benchmarks,

•
climate change risks such as physical damage caused by extreme weather conditions and natural disasters as well as governments’ measures to strengthen climate-related regulations and the transition to a decarbonized society,

•	competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally,

•
new or expanded risks, if and to the extent we are unable to anticipate or manage, that entail our global expansion strategy because of political and social instability, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners,

•	synergies and other benefits expected from our strategic alliance with Morgan Stanley not being achieved,

•	failure to maintain our capital ratios and other regulatory ratios above minimum required levels,

•	fluctuations in foreign currency exchange rates,

•	credit-related losses,

•
financial difficulties relating to other financial institutions resulting in losses on our transactions with such financial institutions or systemic problems adversely affecting the financial market and the wider economy,

•	declines in the Japanese stock market or other global markets,

•	fluctuations in interest rates, foreign currency exchange rates and stock prices,

•	a downgrade of our credit ratings adversely affecting our liquidity,

•	regulatory actions or other legal proceedings,

•	failure to safeguard personal and other confidential information resulting in liability, reputational damage or financial losses,

•	cyber-attacks and other information security threats and improper functioning or development of our information, communications and transaction management systems,

•	transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism,

•	legal and regulatory changes,

•	changes in the business or regulatory environment for consumer finance companies in Japan,

•	damage to our reputation,

•	restrictions on U.S. investors to ability to effect service of process on us or to enforce U.S. court judgments against us,

•	limitations on rights of holders of our American depositary shares as shareholders.
Risks Related to Our Business Environment
Because a large portion of our assets as well as our business operations are in Japan, we may incur losses if economic conditions in Japan worsen.
Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2021, 68.0% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 63.5% of our total investment securities portfolio and 10.3% of our total assets, respectively. Interest and non-interest
income in Japan represented 56.7% of our total interest and
non-interest
income for the fiscal year ended March 31, 2021. Furthermore, as of March 31, 2021, our loans in Japan accounted for 59.0% of our total loans outstanding.
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
Instability in the Japanese stock market and foreign currency exchange rates may also have an adverse impact on our asset and liability management as well as our results of operations. Various other factors, including the
COVID-19
pandemic and measures being implemented in response to the pandemic such as restrictions on travel, store operations and other economic activities, the decreasing and aging demographics in Japan, stagnation or deterioration of economic and market conditions in other countries, growing global competition and trade conflicts, may also have a material negative impact on the Japanese economy. For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”
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
Economic conditions in Japan and around the world may deteriorate due to various factors such as the
COVID-19
pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of
COVID-19
but also because of such other factors as concerns over political developments in the United States, the possible negative impact on international trade resulting from shifts in the trade policies of various countries and regions, concerns over the U.S.-China conflict, changes in the European economy after the United Kingdom’s withdrawal from the European Union, and economic stagnation and political turmoil in various regions around the world. In addition, external events, such as earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, and health pandemics or epidemics, may cause deterioration in economic conditions and market instability in affected areas. As of March 31, 2021, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 14.0% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 8.9% of our total assets, and assets related to Europe accounted for approximately 6.0% of our total assets.
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
Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business. In addition, our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster.
Reforms of London Interbank Offered Rate and other interest rate benchmarks could adversely affect our business, financial condition and results of operations.
We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR, and other interest rate benchmarks. On March 5, 2021, the U.K. Financial Conduct Authority announced its intention to cease the publication of LIBOR settings, including (a) in the case of all sterling, euro, Swiss franc and Japanese yen settings and the
1-week
and
2-month
U.S. dollar settings, immediately after December 31, 2021, and (b) in the case of the remaining U.S. dollar settings, immediately after June 30, 2023.
In anticipation of the discontinuation of the publication of LIBOR after the end of calendar year 2021, we are taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates. However, such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty and may have various adverse impacts on our business, financial position and operating results. In particular, among other things,

•
such transition may adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•
we may be unable to modify contracts with our counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates by the dates set for cessation of LIBOR and other interest rate benchmarks;

•
such transition may result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative reference rate adopted in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	such transition may require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates; and

•
we may be unable to sufficiently develop or enhance systems needed for risk management and other operations to effectively deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates and may incur additional system investment and other costs in connection with such reform and transition

Climate change could have a material adverse impact on us and our clients.
Physical damage caused by extreme weather conditions and natural disasters resulting from climate change, as well as governments’ measures to strengthen climate-related regulations and the transition to a decarbonized society, may adversely affect the business and financial condition of us and our clients, including our credit portfolio. We recognize the importance of appropriately understanding, evaluating and disclosing climate change-related risks, and we intend to support the recommendations of the Climate Financial Disclosure Task Force, or TCFD, which has been established by the Financial Stability Board. To be in line with the TCFD, we intend to make a continued effort to improve our understanding and evaluation of the relevant risks and to enhance our related disclosure. However, if our effort to address climate change-related risks or to make appropriate disclosure proves or is deemed inappropriate and, as a result, we are considered to fail to fulfill our responsibility to society, our corporate value may be impaired and our business and results of operations may be adversely affected.
Risks Related to Our Strategies and Our Major Investees
Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.
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
Under such circumstances, although we have been implementing various business strategies on a global basis designed to strengthen our competitive position and profitability, our business, financial condition and results of operations may be adversely affected if these strategies fail to produce the results we expect or if we are required to delay or otherwise change these strategies and result in the decline in our competitiveness because of various factors, including where:

•	the volume of loans made to borrowers cannot be maintained or does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•
our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;

•	our fee income does not increase as much or quickly as we aim to do;

•	our strategy to build a business infrastructure for new services and products through digital transformation or otherwise does not proceed as planned;

•
clients and business opportunities are lost, or costs and expenses significantly exceed our expectations, as a result of the ongoing or planned strategies to streamline our business portfolio, to integrate our systems, or to improve financial and operational efficiency not being achieved as expected;

•	we are unable to hire or retain sufficient human resources;

•	our foreign currency funding becomes limited or unavailable; and

•	we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan.

Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such global expansion.
As we expand our business operations and operate our business as a global financial institution, we may become exposed to new and increasingly complex risks associated therewith. We may not be able to establish appropriate internal controls or risk management systems or to hire or retain necessary human resources to effectively deal with compliance, regulatory, market and other risks entailing the expanded scope of our operations, products and services in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.
As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. Our major overseas subsidiaries include MUFG Americas Holdings, a wholly owned subsidiary in the United States, Krungsri, a subsidiary in Thailand, and Bank Danamon, a subsidiary in Indonesia. Our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of among other things, political and social instability, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards, changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations. In addition, we may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.
If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results. We record the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. As of March 31, 2021, the total balance of goodwill was ¥ 370.9 billion. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. For further information, see Note 6 to our audited consolidated financial statements.
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
We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 20.2% of the voting rights in Morgan Stanley as of March 31, 2021 and continue to hold approximately $521.4 million of perpetual non-cumulative
non-convertible
preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors. We maintain this strategic alliance with a view towards long-term cooperation with Morgan Stanley, and plan to deepen the strategic alliance. However, due to any unexpected changes in social, economic or financial conditions, changes in the regulatory environment, or any failure to integrate or share staff, products or services, or to operate, manage or implement the business strategy of the securities joint venture companies or other cooperative opportunities as planned, we may be unable to achieve the expected synergies from this alliance.
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
3-09
of Regulation
S-X
requires Morgan Stanley’s financial statements to be included in this Annual Report. In addition, fluctuations in Morgan Stanley’s stock price or in our equity ownership interest in Morgan Stanley may cause us to recognize losses on our investment in Morgan Stanley.
Risks Related to Our Ability to Meet Regulatory Capital Requirements
We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.
We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios and leverage ratios above the levels specified in the guidelines adopted by the FSA to implement the Basel III framework. As of March 31, 2021, our total risk-adjusted capital ratio was 16.31% compared to the minimum risk-adjusted capital ratio required of 12.00%, our Tier 1 capital ratio was 13.96% compared to the minimum Tier 1 capital ratio required of 10.00%, and our Common Equity Tier 1 capital ratio was 12.33% compared to the minimum Common Equity Tier 1 capital ratio required of 8.50%, each including a capital conservation buffer of 2.50%, a
G-SIB
surcharge of 1.50% and a countercyclical buffer of 0.00%. As of the same date, our leverage ratio was 5.45% compared to the minimum leverage ratio required of 3.00%. Basel III risk measurement reforms are expected to be phased in from 2023. Our capital and leverage ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP.
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
In March 2019, we became subject to the FSA’s new regulations requiring
G-SIBs
in Japan to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC. As of March 31, 2021, we maintained 18.94% of External TLAC on a risk-weighted assets basis compared to the required minimum ratio of 16.00% and 8.96% of External TLAC on a leverage exposure basis compared to the required minimum ratio of 6.00%. The applicable minimum ratio requirements are expected to be raised to 18.00% on a risk-weighted assets basis and 6.75% on a leverage exposure basis on March 31, 2022. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA, or if the capital buffers are used and reduced below the required level to make up for our required External TLAC ratio on a risk-weighted assets basis. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors that affect our capital ratios and leverage ratios described above. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.
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
Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2021, the average balance of our foreign interest-earning assets was ¥100,027.7 billion and the average balance of our foreign interest-bearing liabilities was ¥66,934.7 billion, representing 37.2% of our average total interest-earning assets and 25.2% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates.

Credit Risk
We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.
If the economic conditions in Japan or other parts of the world, including emerging countries, or in particular industries, including the energy and real estate industries, to which we have significant credit risk exposure, or the air transportation and other industries that may be adversely affected by the
COVID-19
pandemic, worsen, or if emerging market currencies depreciate against major currencies, our problem loans and credit-related expenses and losses may increase. An increase in problem loans and credit-related expenses and losses would adversely affect our results of operations, weaken our financial condition and erode our capital base. The effect of the pandemic on our credit portfolio has been significant, resulting in increases in our problem loans and credit-related expenses and losses. The full extent of the impact of the pandemic on our credit portfolio remains uncertain though more than a year has passed since the
COVID-19
pandemic. For example, we have provided small and
medium-sized
entities adversely affected by the pandemic with loans to support their business and liquidity needs under government financial assistance programs. The loan losses related to such borrowers have been relatively small due to the credit support provided by the government. However, such loans provided in Japan mature during the fiscal year ending March 31, 2022, and we may recognize significant losses on loans outstanding after the government support expires.
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
Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. For example, as a result of our adoption on April 1, 2020 of an accounting methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates, we estimated that our allowance for credit losses and our allowance for off-balance
sheet credit instruments increased by an aggregate of approximately ¥380 billion to ¥450 billion as of the opening balance sheet date. See Note 1 to our consolidated financial statements.
Our efforts to diversify our portfolio to avoid any concentration of credit risk exposures to particular industries or counterparties may prove insufficient. For example, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries. The credit quality of borrowers in this sector do not necessarily correspond to general economic conditions in Japan or other parts of the world, and adverse fluctuations in oil and other commodity prices or adverse developments in the real estate market may disproportionately increase our credit losses.

We may incur further losses as a result of financial difficulties relating to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.
Declining asset quality and other financial problems may exist, arise or worsen at some domestic and foreign financial institutions, including banks, non-bank
lending and credit institutions, securities companies and insurance companies. Financial difficulties relating to financial institutions may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy. Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 10% of our total loans as of each year-end
in the three fiscal years ended March 31, 2021, with the percentage being 14.8% as of March 31, 2021. We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. In addition, we may be adversely affected because:

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
Our strategic equity investments in Japan accounted for a vast majority of our total domestic marketable equity securities of ¥5.72 trillion as of March 31, 2021. A decline in stock prices may also reduce our regulatory capital ratios because unrealized gains and losses on the equity securities we hold are reflected in the calculation of such ratios. Weakening or stagnant economic conditions in Japan, the United States, China, the Eurozone and Asian countries may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Japanese stock prices may fluctuate significantly and negatively in future periods, as the global economy remains volatile and investors continue to observe the changes in economic, monetary and trade policies mainly in these countries and regions. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices.

Market Risk
Fluctuations in interest rates, foreign currency exchange rates and stock prices could adversely affect the value or the yield of our portfolio.
We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates, foreign currency exchange rates and stock prices in and outside of Japan. As of March 31, 2021, approximately 27.8% of our total assets were financial instruments which we measure at fair value. The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2021 was 11.5% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 10.3% of our total assets as of March 31, 2021. If market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, our interest income may be adversely affected. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio.
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
Any downgrade of the credit ratings assigned to us or our debt securities by Moody’s, Fitch, Standard & Poor’s or any other credit rating agency could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2021 by
one-notch
on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide of approximately ¥100.2 billion of additional collateral under their derivative contracts. Assuming a two-notch
downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral requirements for the same MUFG group companies under their derivative contracts would have been approximately ¥134.2 billion.
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
from A to
A-.
In addition, in April 2020, Standard and Poor’s changed the credit rating outlook for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from “Positive” to “Stable”. Fitch changed the credit rating outlook for MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities from “stable” to “negative” in August 2020, although Fitch changed the outlook for the same companies from “negative” back to “stable” in September 2020.
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
We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh
of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥502.2 billion as of March 31, 2021, compared to ¥565.6 billion as of March 31, 2020.
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
Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate of allowance for repayment of excess interest by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2019, 2020 and 2021, we had ¥25.0 billion, ¥29.4 billion and ¥24.9 billion of allowance for repayment of excess interest, respectively.
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
On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2021, we held approximately 20.2% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.
On December 18, 2013, we acquired approximately 72.0% of the total outstanding shares of Krungsri through Bank of Tokyo-Mitsubishi UFJ. As a result of the transaction, Krungsri has become a consolidated subsidiary of Bank of Tokyo-Mitsubishi UFJ.

On July 1, 2014, we integrated Bank of Tokyo-Mitsubishi UFJ’s operations in the Americas region with UNBC’s operations and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation.” On the same day, Union Bank, N.A., which is MUFG Americas Holdings’ principal subsidiary and our primary operating subsidiary in the United States, was also renamed “MUFG Union Bank, N.A..” On July 1, 2016, MUFG Americas Holdings was designated as our U.S. intermediate holding company to comply with the FRB’s enhanced prudential standards.
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
On April 2, 2021, Mitsubishi UFJ NICOS announced a plan to integrate its credit card settlement systems that have been maintained separately for various credit card brands. Specifically, Mitsubishi UFJ NICOS plans to integrate the systems currently used for the DC credit card brand and the NICOS credit card brand into the system currently used for the MUFG card brand. The plan has an estimated budget of approximately ¥140 billion through the end of calendar year 2030. The plan may be modified to flexibly respond to changes in the business environment.
Our registered address is
7-1,
Marunouchi
2-chome,
Chiyoda-ku, Tokyo
100-8330,
Japan, and our telephone number is
81-3-3240-8111.
For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

B.	Business Overview
We are one of the world’s largest and most diversified financial groups with total assets of ¥353.82 trillion as of March 31, 2021. The Group is comprised of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. In Japan, we operate through over 500 business locations as of March 31, 2021. In addition, as of the same date, the Group had the largest overseas network among Japanese banks, consisting of approximately 2,500 business locations in more than 50 countries, including MUFG Union Bank in the United States, Krungsri in Thailand and Bank Danamon in Indonesia. MUFG’s role as the holding company is to strategically manage and coordinate the activities of our business groups. Group-wide strategies are determined by the holding company and executed by our subsidiaries.
Medium-Term Business Plan
We believe Japan faces challenges such as a declining birth rate, an aging society and a shrinking population, while low economic growth has become the norm throughout the world. More recently, the environment we operate in has been affected by issues including the
COVID-19
pandemic, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors into the financial sector. These developments are changing our business environment in significant ways and with unprecedented speed.
MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth to become a leading force in the new era. It is with this goal that we have defined our purpose: “Empowering a brighter future.” Our plan for the three years starting in the fiscal year ending March 31, 2022, outlining how we intend to leverage our financial and digital strengths to help our stakeholders around the world, is set out in the new Medium-term Business Plan.
We are positioning the three-year term of this new Medium-term Business Plan as the “Three Years of New Challenges and Transformation.” We will strive to meet the expectations of all our stakeholders—including customers, shareholders and employees—by structuring our business model to suit the changes in our environment and seeking to achieve higher profitability and improved return on equity.
Basic Company Policy
In our Medium-term Business Plan, our goal at the end of its three-year span is to leverage our financial and digital capabilities to be the leading business partner that pioneers the future. We set this goal with a desire to help all our stakeholders take the next step forward in a time of constant change. The key words for the transformative changes we will be pursuing are (1) Digital Transformation, (2) Sustainability Management, and (3) New Challenges/Speed. We seek to address issues that confront our customers and wider society, working to provide optimal financial solutions.
Under the Medium-term Business Plan, we will continue with our initiatives to secure business stability (focusing on business resilience) and maintain our management policy that is attractive to employees and fosters greater motivation for employee participation (engagement-focused management)

Group Business Strategy

In order to attain our vision for the next three years to leverage our financial and digital capabilities to be the leading business partner that pioneers the future, we have identified three strategic pillars of “Corporate Transformation,” “Strategy for Growth,” and “Structural Reforms.”
Under our “Corporate Transformation” strategy, we will seek to change how we operate and execute. While focusing on “Digital transformation” and “Contribution to addressing environmental and social issues,” we will also aim to “Transform our corporate culture” in order to accelerate decision making.
Under our “Strategy for Growth” strategy, in order to strengthen profitability, we will seek to promote our “Wealth Management Business,” “Approach of proposing solutions to issues faced by our corporate customers,” “Asia Business,” “GCIB and Global Markets” and “Global Asset Management / Investor Services.”
Under our “Structural Reforms” strategy, to ensure resilience, we will seek to promote “Cost and risk asset control,” “Transformation of platforms and our business base,” and a “Review of our business portfolios” by reconsidering businesses that do not meet our profitability expectations and undertaking to find new business opportunities.
Progress on some of our strategic measures may be delayed due to the impact of policies implemented to deal with the current
COVID-19
situation, and we will carefully identify the extent of the impact on our measures.

Key Strategies
(1) Corporate Transformation

Main strategies	Main initiatives
Digital transformation	• Strengthen digital service contact points with all customers and promote the digitalization of products and services. Use digital technologies to reduce operation volume.
Contribution to addressing environmental and social issues
•  Prioritize issues of “climate change,” “the aging population and low birth rate,” and “inclusion & diversity,” while implementing business strategies, risk management, and social contribution measures.

Transform our corporate culture (Speed / Challenge)	• Promote activities based on our Purpose, cultivate a free and natural corporate culture, accelerate strategies, and encourage employees to actively take on new challenges on their own.
(2) Strategy for Growth

Main strategies	Main initiatives
Wealth Management Business	• Develop infrastructure and assign personnel to support comprehensive asset management. Strengthen business by providing solutions to corporate owners.
Approach of proposing solutions to issues faced by our corporate customers	• Take on management issues of our corporate customers, enhance our risk-taking capabilities, and work as a united Group to solve problems.
Asia Business	• Achieve growth through Asia as a whole and promote digital transformation, focusing primarily on our consolidated subsidiaries of Krungsri (Bank of Ayudhya) and Bank Danamon.
GCIB and Global Markets	• Enhance asset velocity and flow business (O&D/O to D* and cross-selling) by increasing transactions with institutional investors.
Global Asset Management/Investor Services	• Promote contract business by leveraging our strengths in overseas asset operation and management fields with potential for industry growth.
(3) Structural Reforms

Main strategies	Main initiatives
Cost and risk asset control	• Make necessary growth investments, while thoroughly cutting base costs. • Control risk-weighted assets by switching to highly profitable investments.
Transformation of our platforms and business base	• Implement effective and efficient investments necessary for digital shifts. • Streamline procedures and rules necessary for transformation and review decision-making processes.
Review of our business portfolios	• Improve ROE by reconsidering low-profitable businesses. • Enhance business capabilities through collaborations with other companies, including companies in other industries.

*	Abbreviation for “Origination & Distribution/Origination to Distribution,” which is a business strategy involving structuring financing and sales of receivables to investors. While “O&D” is a general term for all such business strategy, “O to D” refers specifically to efforts to structure deals based on investor needs.

Establishment of New Business Group
A new Digital Service Business Group was established on April 1, 2021, joining the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group, the Asset Management & Investor Services Business Group, and the Global Markets Business Group. With our seven business groups, we will implement our newly formulated Medium-term Business Plan.
Business Groups
Under the current Medium-term Business Plan, our business groups are reorganized as follows in an effort to further integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently.
Digital Service Business Group
In light of the societal digital shift, the Digital Service Business Group, which was newly established on April 1, 2021, will take the lead on and advance the digital transformation described above. The business group focuses on providing digital-based financial services to “mass-segment” customers (
i.e.
, retail customers and small and medium–sized enterprise customers) and on introducing digital technologies into MUFG.
Establishment of the new business group
The digital transformation is one of our most important strategies. Particularly in the current mass-segment customers market, user interface and user experience (UI/UX) enhancement and cost structure reform are quite significant. In order to ensure thorough implementation of strategies and speed of decision-making, MUFG determined that it was essential to organize a new business group under the integrated leadership of the existing business groups and Digital Transformation Division, which would enable MUFG to accelerate the digital transformation by upgrading its mass-segment strategies and sharing knowledge and expertise with the other business groups.
The primary mission of the business group is to strengthen the competitiveness and customer base of the mass-segment customer business by creating “new customer experiences that are integrated into everyday life” through a variety of flexible channels. In order to achieve this mission, this business group aims to thoroughly refine our channels, products, services, and marketing by using digital technology, and provides the most advanced and optimal financial services for our customers. By freeing customers and employees from complicated flows of actions by simplifying workflow and utilizing digital technology, this business group seeks to provide our customers with convenience and high-value-added services. In addition, the business group continues leading the company-wide digital transformation to become a financial digital platformer.
Grab Holdings Inc.
In February 2020, we entered into a strategic alliance agreement with Grab Holdings Inc., or Grab, which is headquartered in Singapore and provides on-demand
transport services, food and package delivery services, digital payments and financial services in Southeast Asia. Under the agreement, we have invested a total of $706 million in Grab to jointly develop next-generation financial services in Southeast Asia to promote financial inclusion in the region. While Grab is not our subsidiary or equity method investee, Grab will confer “First Choice Bank” status on us and our Southeast Asian partner banks, including Krungsri, Bank Danamon, VietinBank and Security Bank. MUFG and Grab are collaborating to co-develop
innovative financial products and services by bringing together customer insights and digital expertise to better cater to the financial needs of Grab’s users, driver-partners and merchant-partners as well as our customers.

For instance, Krungsri and Grab launched new loan products in Thailand to Grab drivers in September 2020 and to Grab food merchants in October 2020. As of March 2021, the number of loans disbursed to such drivers and merchants reached more than 53,000 and more than 5,000, respectively, enabling Krungsri to obtain opportunities to meet the financial needs from the underserved segment and to acquire insights to develop digital financial products. Specifically, those insights include transactional lending processing powered by behavioral data and auto-collection on an application, seamless UI/UX that allows target customers with pre-approved
loan amounts to complete loan disbursements with a few taps on an application, and the use of sophisticated AI technologies for credit decisions. We aim to utilize those insights and experience to accelerate MUFG’s digital transformation.
Retail & Commercial Banking Business Group
The Retail & Commercial Banking Business Group integrates the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings and other group companies of MUFG. This business group offers retail customers (with a strategic focus on high net-worth
individuals) and small and medium–sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Business Environment and Strategy
In the domestic market in which we operate, unfavorable conditions remain such as the negative impact of the Bank of Japan’s negative interest rate policy on the financial market and intensified competition. In addition, demographic changes, including Japan’s aging population with a declining birthrate, further acceleration of digital transformation and promotion of work style reforms resulting from the
COVID-19
pandemic can change the way banking and other financial services are used in Japan. With the goals of “being Japan’s leading financial professional group” and “contributing to the development of the Japanese economy and the people’s livelihood and wealth,” we seek to enhance and integrate the capabilities of our group companies to deliver value that exceeds customer expectations and improve customer satisfaction.
In the wealth management business, which is one of our key strategic focus areas, we are implementing measures to improve our group company structure for offering wealth management solutions, including asset management, asset and business succession transfer, and real estate services. For example, with an aim to strengthen our wealth management business, we merged Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities.
For customers affected by the
COVID-19
pandemic, the business group seeks to provide flexible and prompt financing support through a dedicated lending program and to focus on continuing to provide services through its branches and back-office centers while implementing measures designed to ensure the safety of our customers and employees.
Japanese Corporate & Investment Banking Business Group
The Japanese Corporate & Investment Banking Business Group provides services to help large Japanese corporate customers seeking global expansion achieve growth in their corporate value. We are engaged in the lending, fund settlement, and foreign exchange businesses and also provide comprehensive solutions for M&As and real estate-related services, fully employing the expertise of each group entity.
We seek to provide speedy financial support amid the
COVID-19
pandemic, and our commercial banking and securities subsidiaries have worked together to provide various solutions that meet customers’ needs for capital reinforcement. By establishing a structure of integrated operations of these subsidiaries, the business group has made further progress on measures for solving issues faced by our customers, and has strengthened its real estate-related business and support for our customers’ dialogue with investors such as shareholder relations and investor relations activities.

We also seek to enhance our efforts for solving environmental and social issues. We have expanded our efforts for financing that aims to realize a sustainable society, such as our Sustainability Linked Loans, which are designed to provide financial support for the attainment of targets in line with ESG strategies of customers.
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
We aim to expand our asset management and asset administration services business by enhancing the quality of our products and services, effectively utilizing the broad customer base of the MUFG Group and improving our operational efficiency through IT technology.
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
Through the integrated business management structure between the Global Corporate & Investment Banking Business Group and the Global Markets Business Group, we aim to offer a wide range of financial services to meet the diverse needs of both corporate and institutional investor customers.
The expansion of the global corporate and investment banking and global markets businesses has been an important pillar of the MUFG Group’s growth strategy. We continue to work to strengthen the strategic alignment and collaboration among our group companies and across global geographies in order to best deploy our comprehensive expertise to provide our customers with value-added solutions and services.
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
The network among the Partner Banks covers a vast market, consisting of five countries with population totaling approximately 847 million. The market is expected to expand further in the medium to long term as the GDP growth rates are relatively high in these countries and financial needs are expected to increase as average income rise in the ASEAN countries. We believe that our network, which combines the global reach of the MUFG Group companies with strong regional presence of the Partner Banks each carrying an established brand, provides us with unique competitive advantages. Through sharing and integration of the expertise and capabilities of the Partner Banks, we seek to achieve synergy effects and capture the business opportunities arising from the economic growth of the region.
MUFG Union Bank, N.A.
MUFG Union Bank is the primary subsidiary of MUFG Americas Holdings, which is our wholly owned subsidiary and which is our intermediate holding company in the United States. MUFG Union Bank is the primary operating entity of MUFG Bank in the United States. MUFG Union Bank provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium-sized
enterprises, and large corporations primarily in California, Oregon, Washington, and Texas as well as nationally and internationally through 302 branches.
Bank of Ayudhya Public Company Limited (Krungsri)
Krungsri is a strategic subsidiary of MUFG Bank in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to retail consumers, small and medium-sized
enterprises, and large corporations mainly in Thailand through 665 branches (consisting 626 banking branches, 39 automobile finance business branches and two overseas branches) and other service outlets nationwide. In addition, Krungsri’s consolidated subsidiaries include the largest credit card issuer in Thailand with a total of 9.5 million credit card, sales finance and personal loan accounts in its portfolio, a major auto finance provider, a fast growing asset management company and a leading microfinance service provider in Thailand.
MUFG owns a 76.88% ownership interest in Krungsri through MUFG Bank as of March 31, 2021. By combining Krungsri’s local franchise with competitive presence in the retail and small and medium-sized
enterprise banking markets in Thailand with MUFG Bank’s global financial expertise, we seek to offer a wider range of high-value financial products and services to a more diverse and larger customer base.
PT Bank Danamon Indonesia, Tbk. (“Bank Danamon”)
Bank Danamon is a strategic subsidiary of MUFG Bank in Indonesia. Bank Danamon provides a comprehensive range of banking and other financial products and services to retail consumers, small and medium-sized
enterprises, and large corporations in Indonesia. It operates an extensive distribution network spread out from Aceh to Papua, with more than 810 branches and service outlets. In addition, Bank Danamon provides financing for automotive and consumer goods through PT Adira Dinamika Multi Finance Tbk, a subsidiary of Bank Danamon.
MUFG made an initial investment in December 2017 and currently owns a 92.47% ownership interest in Bank Danamon through MUFG Bank as of March 31, 2021. This investment in Bank Danamon represents another milestone for our growth strategy in Indonesia and Southeast Asia. We aim to offer a unique and unparalleled retail and small and medium-sized
enterprise banking business model based on the established local networks of our Partner Banks and MUFG’s global network to provide holistic financial services to a wider range of customers.
Other Activities in Southeast Asia
We have been expanding our operations in Southeast Asia with an effort to further develop our businesses abroad. In addition to MUFG Union Bank, Krungsri and Bank Danamon, we have strategic business and capital alliances with other banks in Southeast Asia, including VietinBank in Vietnam and Security Bank in the Philippines, as our Partner Banks.
VietinBank provides a wide range of financial services to consumers, small businesses, middle-market and large companies through its branch network predominantly in Vietnam. We own a 19.73% equity interest in VietinBank.
Security Bank provides a wide range of financial services to consumers, small businesses, middle-market and large companies through its branch network in the Philippines. We own a 20% equity interest in Security Bank.
See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies and Our Major Investees—Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.”
Global Markets Business Group
The Global Markets Business Group covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies and equities as well as other investment products, and origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group. In the fiscal year ending 2022, we seek to start a new investment business in the Global Markets Business Group involving long-term diversified investments as a new sustainable revenue source.
Customer Business
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
Global Strategic Alliance with Morgan Stanley
As of March 31, 2021, we held approximately 377 million shares of Morgan Stanley’s common stock representing approximately 20.2% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.
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

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies and Our Major Investees—If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.”
Competition
We face strong competition in all of our principal areas of operation. The structural reforms in financial industry regulations and recent developments in financial markets have resulted in some significant changes in the Japanese financial system and prompted banks to merge or reorganize their operations. In addition, development of new technologies such as artificial intelligence and blockchain has also allowed non-financial
institutions to enter the financial services industry with alternative services, thus changing the nature of competition from other financial institutions as well as from other types of businesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies and Our Major Investees—Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.”
Japan
Our major competitors in Japan include:

•	Japan’s other major banking groups: Mizuho Financial Group and Sumitomo Mitsui Financial Group;

•	Government financial institutions: Japan Finance Corporation, Japan Post Bank, Development Bank of Japan and Japan Bank for International Cooperation;

•	Other commercial banking institutions: Resona Bank, Shinsei Bank, regional banks, credit associations ( shinkin banks );

•	Securities companies and investment banks: Nomura group and Daiwa group; and

•	Asset management companies.
Foreign
In foreign markets, we face competition from local and global commercial banks, money center banks, regional banks, thrift institutions, asset management companies, investment advisory companies, credit unions and other similar financial institutions.
The Japanese Financial System
Japanese financial institutions may be categorized into three types:

•	the central bank, namely the Bank of Japan;

•	private banking institutions; and

•	government financial institutions.
The Bank of Japan
The Bank of Japan’s role is to maintain price stability and the stability of the financial system to ensure a solid foundation for sound economic development.
Private Banking Institutions
Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of April 5, 2021):

•	ordinary banks (121 ordinary banks and 55 foreign commercial banks with ordinary banking operations); and

•	trust banks (13 trust banks, including two Japanese subsidiaries of foreign financial institutions).

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
The Banking Law and various other financial regulation related laws have recently been amended, including certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another company (other than certain financial businesses) under the Banking Law, an amendment to the Banking Law which took effect in April 2017 allows banks to acquire and hold more than 5% of the voting rights in certain financial technology companies if approved by the FSA. An additional amendment to the Banking Law which took effect in June 2018 introduced a framework for affiliation and cooperation between financial institutions and financial technology companies while adding measures designed to ensure customer protection. A further amendment to the Banking Law which took effect in May 2020 allows banks to engage in certain information provision services relating to customer and other information. In addition, an amendment to the Banking Law, which was enacted in May 2021 and which will take effect by the end of November 2021, will allow banks to engage in certain services contributory to the construction of a sustainable society such as regional revitalization or productivity enhancement and will allow banks, with the FSA’s approval, to acquire and hold more than 5% of the voting rights in companies which engage in certain services contributory to the construction of a sustainable society such as regional revitalization or productivity enhancement.
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
We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a
10-year
period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2021, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.4 percentage points.
The Financial Stability Board identified us as a global systematically important bank, or
G-SIB,
in its most recent annual report published in November 2020, and is expected to update the list of
G-SIB
annually. In December 2015, the FSA also designated us as a
G-SIB
as well as a domestic systemically important bank generally referred to as a
“D-SIB.”
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and
G-SIB
surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements as of March 31, 2021 consist of a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.00% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio.
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
Leverage ratio
.    Japanese banks and bank holding companies with international operations are required to disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up
of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include the revisions to the measurement of the leverage ratio and a 3.00% minimum leverage ratio requirement, plus a
G-SIB
leverage ratio buffer equal to 50% of the applicable
G-SIB
capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the
G-SIB
leverage ratio buffer requirement. In Japan, the FSA adopted the minimum leverage ratio requirement effective March 31, 2019, and the minimum leverage ratio requirement as of March 31, 2020 is 3.00%. In March 2020, the implementation date for the
G-SIB
leverage ratio buffer requirement was deferred by one year to January 1, 2023 in light of the
COVID-19
pandemic. On June 30, 2020, in coordination with the Bank of Japan in implementing its monetary policy in response to the
COVID-19
pandemic, the FSA published amendments to the leverage ratio regulations, effective June 30, 2020. Under the amendments, deposits with the Bank of Japan are excluded from the calculation of the leverage ratio during the period from June 30, 2020 to March 31, 2021. On March 31, 2021, the FSA announced an extension of the effective period of such amendments until March 31, 2022.
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
The TLAC standard which was set forth in the regulatory notices and related materials for the implementation of the Financial Stability Board’s TLAC standard in Japan published by the FSA in March 2019 and which became applicable to
(i) G-SIBs
in Japan and (ii) a domestic systemically important bank designated by the FSA, or
D-SIB,
in Japan deemed to be in particular need for a cross-border resolution arrangement and of particular systemic significance to the Japanese financial system if it fails (such
G-SIBs
and
D-SIB,
collectively, “Covered SIBs”) on March 31, 2019, and March 31, 2021, respectively, or the Japanese TLAC Standard, requires entities designated by the FSA as Domestic Resolution Entities for Covered-SIBs to meet certain minimum external total loss-absorbing capacity, or External TLAC, requirements. The Japanese TLAC Standard and the Financial Stability Board’s TLAC standard also require the Domestic Resolution Entities to cause any of their material subsidiaries in Japan designated as systemically important by the FSA or their foreign subsidiaries subject to TLAC or similar requirements in the relevant jurisdictions to maintain certain minimum level of capital and debt having internal total loss-absorbing and recapitalization capacity, or Internal TLAC.
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
The Japanese TLAC Standard requires a Japanese
G-SIB,
including us, to issue and maintain TLAC debt in an amount not less than 16% of its consolidated risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator on and after March 31, 2019, and not less than 18% of its consolidated risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator on and after March 31, 2022. In addition, under the Japanese TLAC Standard, Japanese
G-SIBs
are or will be allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019 and 3.5% of their consolidated risk-weighted assets from March 31, 2022 as external TLAC.
On June 30, 2020, in coordination with the Bank of Japan in implementing its monetary policy in response to the
COVID-19
pandemic, the FSA published amendments to the Japanese TLAC Standard, together with amendments to the leverage ratio regulations, effective June 30, 2020. Under the amendments, deposits with the Bank of Japan are excluded from the calculation of External TLAC ratio and Internal TLAC amounts on a total exposure basis as well as the leverage ratio during the period from June 30, 2020 to March 31, 2021 as temporary measures. On March 31, 2021, the FSA announced an extension of the effective period of such temporary measures until March 31, 2022.
Under the Japanese TLAC Standard, the FSA may order the Domestic Resolution Entity of a Covered SIB to submit a report outlining an improvement plan if the External TLAC ratio of the Domestic Resolution Entity or the Internal TLAC of its material subsidiaries in Japan falls below the minimum requirements. If the FSA further deems it necessary to ensure improvement, the FSA may issue a business improvement order to such Domestic Resolution Entity.

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
Capital distribution constraints system
.    Under the capital distribution constraints system, the FSA may order a bank or a bank holding company to submit and carry out a capital distribution constraints plan, if the bank or the bank holding company fails to maintain Common Equity Tier 1 capital required as applicable capital buffers. A capital distribution plan must be determined to be reasonably designed to restore the required capital buffers by restricting capital distributions, such as dividends, share buybacks and bonus payments, up to a certain amount depending on the level of the deficit in the required capital buffers of the bank or the bank holding company.
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
Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest
bearing deposits, which are
non-interest
bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2021, the Deposit Insurance Corporation charged an insurance premium equal to 0.042% per year on the deposits in the settlement accounts, and a premium equal to 0.029% per year on the deposits in other accounts.
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
) under Article
126-2,
Paragraph 1, Item 2 of the Deposit Insurance Act).
If the Prime Minister confirms that any of the measures set out in (b) above needs to be applied to a failed financial institution, the Prime Minister may order that the failed financial institution’s business operations and management and the disposal of the failed financial institution’s assets be placed under the special control of the Deposit Insurance Corporation. The business or liabilities of the financial institution subject to the special supervision or the special control of the Deposit Insurance Corporation as set forth above may also be transferred to a “bridge financial institution” established by the Deposit Insurance Corporation to enable the financial institution’s operations to be maintained and continue temporarily, or the financial institution’s liabilities to be repaid, and the bridge financial institution will seek to transfer the financial institution’s business or liabilities to another financial institution or dissolve the financial institution. The financial aid provided by the Deposit Insurance Corporation to assist a merger, business transfer, corporate split or other reorganization in respect of the failed financial institution set out in (b) above may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription for preferred stock or subordinated bonds, subordinated loan, or loss sharing. If the Deposit Insurance Corporation has provided such financial assistance, the Prime Minister may designate the movable assets and claims of the failed financial institution as not subject to attachment, and such merger, business transfer, corporate split or other reorganization may be conducted outside of the court-administrated insolvency proceedings. If the financial institution subject to the special supervision or the special control by the Deposit Insurance Corporation as set forth above has liabilities that exceed, or are likely to exceed, its assets, or has suspended, or is likely to suspend, payments on its obligations, the financial institution may transfer all or a material portion of its business or all or a material portion of shares of its subsidiaries or implement corporate split or certain other corporate actions with court permission in lieu of any shareholder resolutions. In addition, the Deposit Insurance Corporation must request other financial institution creditors of the failed financial institution to refrain from exercising their rights against the failed financial institution until measures necessary to avoid the risk of significant disruption to the financial system in Japan have been taken, if it is recognized that such exercise of their rights is likely to make the orderly resolution of the failed financial institution difficult.
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
Further, in an explanatory paper outlining the FSA’s approach for the introduction of the TLAC framework in Japan published by the FSA in April 2016 and revisions to the paper published by the FSA in April 2018, collectively the FSA TLAC Approach, as well as in the Japanese TLAC Standard, the FSA expressed its view that single point of entry, or SPE, resolution, in which a single national resolution authority applies its resolution tools to the ultimate holding company in Japan of a financial group, would be the preferred strategy for resolution of the Covered SIBs. However, it is uncertain which measure is to be taken in a given case, including whether or not the SPE resolution strategy will actually be elected and implemented in a given case, and the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Japanese
G-SIB
in distress. Under a possible model of resolution of a Japanese
G-SIB
based on the SPE resolution strategy as described in the Japanese TLAC Standard, if the FSA determines that a material subsidiary in Japan of a financial institution that is a Japanese
G-SIB
is
non-viable
due to material deterioration in its financial condition and issues an order concerning restoration of financial soundness, including recapitalization and restoration of liquidity of such material subsidiary, to the ultimate holding company in Japan designated by the FSA as Domestic Resolution Entity for the financial institution under the Banking Act of Japan (Act No. 59 of 1981), the material subsidiary’s Internal TLAC instruments will be written off or, if applicable, converted into equity in accordance with the applicable contractual loss absorption provisions of such Internal TLAC instruments. Following the write-off
or conversion of Internal TLAC instruments, if the Prime Minister recognizes that the financial institution’s liabilities exceed, or are likely to exceed, its assets, or that it has suspended, or is likely to suspend, payments on its obligations, as a result of the financial institution’s loans to, or other investment in, the material subsidiary becoming subject to loss absorption or otherwise, and further recognizes that the failure of such financial institution is likely to cause a significant disruption to the Japanese financial market or system, the Prime Minister may, following deliberation by the Financial Crisis Response Council, confirm that Specified Item 2 Measures (
tokutei dai nigo sochi
) need to be applied to the financial institution for its orderly resolution. Any such confirmation by the Prime Minister also triggers the point of non-viability
clauses of Additional Tier 1 and Tier 2 instruments issued by the financial institution, causing such instruments to be written off or, if applicable, converted into equity, as described above.
Upon the application of Specified Item 2 Measures (
tokutei dai nigo sochi
), a financial institution will be placed under the special supervision by, or if the Prime Minister so orders, under the special control of, the Deposit Insurance Corporation. In an orderly resolution, the Deposit Insurance Corporation would control the operation and management of a financial institution’s business, assets and liabilities, including the potential transfer to a bridge financial institution established by the Deposit Insurance Corporation as its subsidiary, or such other financial institution as the Deposit Insurance Corporation may determine, of the financial institution’s systemically important assets and liabilities, which we expect in the case of MUFG would include the shares of our material subsidiaries based on the Japanese TLAC Standard. The Prime Minister may prohibit creditors of the financial institution from attaching any of our assets and claims which are to be transferred to a bridge financial institution or another financial institution. Based on the Japanese TLAC Standard, it is currently expected that the External TLAC eligible senior notes issued by the financial institution will not be transferred to a bridge financial institution or other transferee in the orderly resolution process but will remain as such financial institution’s liabilities subject to court-administered insolvency proceedings. On the other hand, in an orderly resolution process, the shares of material subsidiaries of such financial institution may be transferred to a bridge financial institution or other transferee, and such financial institution would only be entitled to receive consideration representing the fair value of such shares, which could be significantly less than the book value of such shares. Following such business transfer, the recoverable value of such financial institution’s residual assets in court-administered insolvency proceedings may not be sufficient to fully satisfy any payment obligations that such financial institution may have under its liabilities, including the External TLAC eligible senior notes.
Recovery and resolution plan
.    In November 2020, the Financial Stability Board published the latest list of
G-SIBs,
which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each
G-SIB,
and the plans must be regularly reviewed and updated. In Japan, under the Banking Law and the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as
G-SIBs
must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We have submitted our most recent recovery plan to the FSA in a timely manner.
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
Net Stable Funding Ratio.
The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. In Japan, the FSA promulgated its NSFR standard on March 31, 2021, which is expected to become applicable on September 30, 2021, requiring a minimum NSFR of 100%.
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
In June 2020, certain amendments to the act were promulgated, and will become effective within one and a half years from the date of promulgation, by which amendments the name of the act will be changed to “the Act of Provision of Financial Services” and the “financial services intermediary business” will be newly introduced. Under a single registration for financial services intermediary business, registrants will become able to provide intermediary services of each of banking, securities and insurance. The amendments to the act will not require any provider of financial services intermediary business to belong to a specific financial institution, but will impose certain regulations to protect customers, including limitations on the type of services that they may provide, prohibitions on the acceptance of assets of customers and the lodging of a security deposit.
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
Based on “Guidelines on Anti-Money Laundering and Terrorist Financing”, the FSA requires financial institutions to strengthen their management of anti-money laundering and terrorist financing functions and their risk-based approach used in such functions.
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
    In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to Money Lending Business Act which, effective June 18, 2010, abolished the so-called
“gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interests were permitted under certain conditions set forth in the Money Lending Business Act. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Act, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. Furthermore, the new regulations, which became effective on June 18, 2010, require, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability.
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
In addition, the FDIC insures the deposits of MUFG Union Bank up to legally specified maximum amounts. In the event of a failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver and would resolve the failure under provisions of the Federal Deposit Insurance Act. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit
claims in all offices and claims of a parent company. Moreover, under longstanding FRB policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support such banks.
Bank capital requirements and capital distributions
.    MUFG Union Bank is subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks, bank holding companies and intermediate holding companies. In addition, MUFG Bank and Mitsubishi UFJ Trust and Banking, as foreign banking organizations that have U.S. branches and agencies and that are controlled by us, are subject to the FRB’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards. MUFG Union Bank, MUFG Bank, Mitsubishi UFJ Trust and Banking, and MUFG Americas Holdings are all “well capitalized” as defined under, and otherwise comply with, all U.S. regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would be undercapitalized after making such distribution or paying such dividend or fee.
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
Anti-Money Laundering Initiatives, the Bank Secrecy Act, the USA PATRIOT Act
.    A major focus of U.S. governmental policy relating to financial institutions in recent years has been, and continues to be, aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001, as incorporated into the Bank Secrecy Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report potential money laundering and terrorist financing, including the collection of beneficial ownership information. The bank regulatory agencies carefully scrutinize the adequacy of an institution’s compliance with these regulations and, as a result, there have been an increased number of regulatory enforcement actions. A financial institution’s failure to maintain and implement adequate policies, procedures and controls to prevent and detect money laundering and terrorist financing could have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of its operations and the imposition of fines and other monetary penalties. See “Item 3.D. Key Information—Risk Factors—Operational Risk—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.”

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
MUFG Americas Holdings is subject to various U.S. prudential requirements and has become subject to others with the designation of MUFG Americas Holdings as our IHC as of July 1, 2016. MUFG Americas

Holdings was previously subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. MUFG Americas Holdings was also subject to capital planning and stress testing requirements. MUFG Americas Holdings is now additionally subject to the capital planning and stress testing requirements and certain enhanced prudential standards applicable to IHCs. In calendar year 2020, MUFG Americas Holdings was subject to two FRB supervisory Dodd-Frank Act stress testing cycles, the results of which were initially released on June 25, 2020 and updated on July 27, 2020 (no change to MUFG Americas Holdings reported results for the first cycle) and on December 18, 2020 for the second cycle associated with industry-wide required capital plan resubmissions. Under both supervisory stress testing cycles, the FRB’s released results found that under severely adverse, and an alternative severely adverse scenario as applicable, MUFG Americas Holdings would maintain capital ratios well above regulatory baseline required minimums. Under tailoring of regulations applicable to domestic and foreign banks to more closely match their risk profiles which became effective December 31, 2019, MUFG Americas Holdings is classified as a Category IV firm under which it is minimally subject to biennial supervisory stress testing every other year; however as afforded under regulations, MUFG Americas Holdings voluntarily elected to participate in FRB supervisory stress testing in 2021. On June 24, 2021, the FRB released the results of the 2021 Dodd-Frank Act supervisory stress tests for the 23 participating firms, finding that each firm, including MUFG Americas Holdings, would remain “well above” risk-based and leverage capital minimums under the FRB’s “severely adverse” economic scenario. Accordingly, consistent with the FRB’s March 2021 announcement, all industry additional temporary capital distribution restrictions imposed under COVID-19 expired on June 30, 2021. Afterwards, firms with $100 billion or more in total assets will remain subject to the normal restrictions imposed by the FRB’s regulatory capital framework, inclusive of the stress capital buffer (“SCB”).
The FRB has the authority to examine an IHC and any of its subsidiaries. U.S. leverage requirements applicable to the IHC took effect beginning in January 2018. Our combined U.S. operations, including MUFG Bank’s and Mitsubishi UFJ Trust and Banking’s branches, are also subject to certain requirements related to liquidity and risk management.
The Volcker Rule was issued in final form by the Federal Reserve originally in December 2013, and substantive portions were subsequently amended in November 2019. Under the Volcker Rule, we are required to cease conducting certain proprietary trading activities, which means trading in securities and financial instruments for our own account, subject to certain exceptions, including market-making, hedging, and underwriting activities if such activities are conducted within a rigorous compliance framework. We are also restricted from engaging in certain activities regarding hedge funds and private equity funds known as covered funds. While the Volcker Rule excludes restrictions on such activities conducted solely outside of the United States, the regulatory definition of such exempted activities is narrow and complex. Our proprietary trading and covered funds activities are generally executed outside of the United States, but certain activities are conducted within the United States, and, therefore, we have undertaken steps that we believe are appropriate to bring our activities and investments into compliance with the Rule. Given the limited amount of restricted activities in which we engage within the United States, we believe the final changes to the Volcker Rule do not have a material negative impact on our operations.
U.S. regulators continue to issue final regulations and regulatory determinations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. To date, MUFG Bank and MUFG Securities EMEA plc, have registered as swap dealers with the U.S. Commodity Futures Trading Commission, or CFTC. Depending on the finalization of regulations and regulatory determinations governing swaps and derivatives markets under the Dodd-Frank Act, as well as the activities of our other subsidiaries located inside and outside of the United States, our other subsidiaries may have to register as swap dealers with, or be subject to the regulations of, the CFTC and/or SEC. Regulation of swap dealers by the CFTC and security-based swap dealers by the SEC imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution, and other regulatory requirements on our operations, which may adversely impact our derivatives businesses and make us less competitive than those competitors that are not subject to the same regulations. On December 18, 2019, the CFTC proposed rules that would modify and codify the cross-border application of certain of its Title VII swap rules to both U.S. and
non-U.S.
registered swap dealers. Similarly, in December 2019, the SEC adopted a package of rule amendments, guidance, and a related order designed to expand and clarify the framework for regulating cross-border security-based swaps, including single-name credit default swaps. We are continuing to consider the effects of these proposed and final regulatory changes.
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
The final rule establishes separate SCCLs, one applicable to the combined U.S. operations, or CUSO, of MUFG and another to MUAH, as MUFG’s U.S. intermediate holding company, or IHC. Originally, MUFG CUSO was required to comply with its SCCL beginning on January 1, 2020, while IHC compliance was scheduled to begin on July 1, 2020, unless that time is extended by the FRB in writing. The SCCL final rule allows FBOs to satisfy its CUSO-level requirements by certifying as to home-country compliance with Basel Committee standards in lieu of complying with the final U.S. SCCL rule. The FRB extended the initial compliance dates of its SCCL rule as it applies to the CUSO of FBOs by 18 months to July 1, 2021, in order to provide additional time for foreign jurisdictions’ implementation of the Basel standard to become effective.
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
G-SIBs;
and (ii) MUAH, the U.S. BHC and IHC, is classified as Category IV, a classification that provides certain capital and liquidity relief from prior requirements, taking into account the size and other risk characteristics of MUFG’s U.S. subsidiary operations.
On October 10, 2019, the FRB jointly issued with the FDIC final rule amendments revising their joint resolution planning requirements of Section 165(d) of the Dodd-Frank Act. Resolution plans, also known as living wills, describe a firm’s strategy for orderly resolution under bankruptcy in the event of material financial distress or failure of the firm. The final rule tailors the rule’s requirements for firms that do not pose the same systemic risk as the largest institutions, requiring resolution plans to be submitted on a three-year cycle. MUFG is classified as a triennial full filer as applicable to large foreign and domestic banks classified within Category II and III, and MUFG is subject to alternating between submitting full and targeted resolution plans every three years. On May 6, 2020, the agencies, in recognition of immediate challenges of the
COVID-19
pandemic,

extended the next submission date by 90 days to September 29, 2021, and subsequently extended the next submission date again to December 17, 2021 as a Targeted Information Request was added to industry required submissions. Pursuant to sections 243.6(c) and 381.6(c) of the Resolution Plan Rule, firms must be provided with no less than 12 months’ notice prior to the date by which a covered company must submit a targeted resolution plan should a targeted information request be made. The agencies’ Targeted Information Request for 2021 focuses on a covered company’s actions in response to events surrounding the coronavirus. The agencies intend to use the covered company’s response to the stress caused by the coronavirus to inform their assessment of the covered company’s resolution-related capabilities and infrastructure.
On January 30, 2020 the Federal Reserve adopted a final rule revising the “controlling influence” prong of its “control” rules under the Bank Holding Company Act of 1956, as amended. The final rule largely adopts the proposed rule issued by the FRB in April 2019, reaffirms the Federal Reserve’s conceptual framework for analyzing “controlling influence,” and rejects a number of banking industry recommendations for liberalization of the “control” rules. The issue of “control” is a central concept under the Bank Holding Company Act. Among other things, control determines whether an investor in a banking organization is subject to the requirements and restrictions of the Bank Holding Company Act, whether a bank holding company’s investment in a company is permissible and/or subjects the investee company to the requirements and restrictions of the Bank Holding Company Act, and whether an investor in any depository organization is subject to the Volcker Rule. As a result, a determination of whether or not an investment constitutes “control” is often determinative of whether an investment can be made (or, at least, must be restructured to avoid control). The final rule was effective as of September 30, 2020.
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
Capital Adequacy
.    MUFG Americas Holdings and MUFG Union Bank are required to maintain minimum capital ratios in accordance with rules issued by the U.S. Federal banking agencies. In July 2013, the U.S. Federal banking agencies issued final rules to implement the Basel Committee on Banking Supervision’s capital guidance for U.S. banking organizations, or U.S. Basel III. These rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance
sheet

exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. These rules supersede the U.S. federal banking agencies’ general risk-based capital rules generally referred to as Basel I, the advanced approaches rules generally referred to as Basel II, which are applicable to firms classified as Category II under the tailoring rules issued October 10, 2019, and leverage rules. MUFG Americas Holdings and MUFG Union Bank continue to be subject to the U.S. Basel III capital rules which were substantially phased in by January 1, 2019. In addition, on July 22, 2019, U.S. federal banking agencies jointly issued a final rule which became effective on October 1, 2019. The final rule simplifies certain aspects of the Basel III capital rules that mostly apply to banking organizations that are not subject to the advanced approached rules.
The Federal Reserve issued amendments to the Regulatory Capital, Capital Plan, and Stress Test Rules which became effective on October 1, 2020. Under the amended rules, the Federal Reserve uses the results of its supervisory stress test to establish the size of a firm’s stress capital buffer requirement, which replaces the static 2.5% of risk-weighted assets component of a firm’s capital conservation buffer requirement. MUFG Americas Holdings is currently subject to a firm specific stress capital buffer (SCB) of 4.4%. A firm that does not maintain capital ratios above risk-based regulatory minimums plus its specified SCB requirements faces restrictions on its capital distributions and discretionary bonus payments. With the application of the specified SCB, MUFG Americas Holdings capital distributions and discretionary bonus payments are subject to the following regulatory minimum risk-based capital ratios: (1) 8.9% Common Equity Tier 1 capital ratio, (2) 10.4% Tier 1 capital ratio and (3) 12.4% total capital ratio. As MUFG Americas Holdings opted into Federal Reserve supervisory stress testing in 2021, it will receive an amended SCB to take effect on October 1, 2021 which will be informed by its firm specific 2021 supervisory stress testing results. MUFG Union Bank currently remains subject to the static 2.5% capital conservation buffer requirement. In addition, failure by MUFG Americas Holdings or MUFG Union Bank to meet minimum risk-based capital ratios of: (1) 4.5% Common Equity Tier 1 capital ratio, (2) 6.0% Tier 1 capital ratio and (3) 8.0% total capital ratio, or to a Tier 1 leverage ratio regulatory minimum requirement of 4% and a well-capitalized prompt corrective action standard of 5%, can result in additional certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements.
In October 2015, the FRB proposed long-term debt and TLAC requirements for U.S. globally systemically important bank holding companies and U.S. IHCs of
non-U.S.
globally systemically important banks, including MUFG Americas Holdings. In December 2016, the FRB finalized rules imposing such requirements. Under the final rules, a covered IHC such as MUFG Americas Holdings is required to maintain a minimum amount of eligible long-term debt issued to a
non-U.S.
parent entity that could be cancelled or converted to equity in order to absorb losses and recapitalize the IHC’s operating subsidiaries at or near the point of resolution. A covered IHC is also required to maintain a minimum level of eligible TLAC issued to a
non-U.S.
parent entity consisting of regulatory capital and eligible long-term debt and maintain related buffers consisting of Common Equity Tier 1 capital. In addition, an IHC is restricted from issuing short-term debt and certain other types of liabilities that are structurally senior to eligible long-term debt. MUFG Americas Holdings became subject to these rules on January 1, 2019. Pursuant to 12 CFR § 252.164(a), we have certified to the FRB that MUFG plans to follow an SPE resolution strategy, and that MUFG Americas Holdings would therefore be considered a
“non-resolution
covered IHC.” MUFG Americas Holdings met applicable TLAC long-term debt and associated additional TLAC requirements by the initial implementation date of January 1, 2019.
For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and Note 21 to our audited consolidated financial statements.
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
During the fiscal year ended March 31, 2021, our
non-U.S.
subsidiary, MUFG Bank, engaged in certain limited business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our
non-U.S.
banking subsidiary, MUFG Bank, issued letters of credit and guarantees and provided remittance and other settlement services mainly in connection with customer transactions related to the purchase and exportation of Iranian crude oil to Japan prior to the expiration of the Significant Reduction Exception granted to Japan, and in some cases, in connection with other petroleum-related transactions with Iran by its customers that were exempt from applicable Iran-related sanctions or otherwise permitted by OFAC. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2021, the aggregate fee income relating to these transactions was less than ¥5 million, representing less than 0.001 percent of our total fee income. In addition, some Iranian financial institutions and other entities in, or affiliated with, Iran maintained
non-U.S.
dollar correspondent accounts and other similar settlement accounts with MUFG Bank outside the United States. In addition to such accounts, MUFG Bank received deposits in Japan from, and provided settlement services in Japan to, fewer than 10 Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2021, the average aggregate balance of deposits held in these accounts represented less than 0.05 percent of the average balance of our total deposits. The fee income from the transactions attributable to these account holders was less than ¥5 million, representing less than 0.001 percent of our total fee income.
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

C.	Organizational Structure

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2021:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
MUFG Bank, Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Home Loan CREDIT CO., LTD.	Japan	99.85%	99.85%
Mitsubishi UFJ Information Technology, Ltd.	Japan	100.00%	100.00%
The Mitsubishi UFJ Factors Limited	Japan	100.00%	100.00%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Japan Shareholder Services Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
MU Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Alternative Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
au Kabucom Securities Co., Ltd.	Japan	51.00%	51.00%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	100.00%	100.00%
Japan Digital Design, Inc.	Japan	86.11%	86.11%
MUMEC Visionary Design, Ltd.	Japan	60.00%	60.00%
Global Open Network, Inc.	Japan	80.00%	80.00%
MUFG Innovation Partners Co., Ltd.	Japan	100.00%	100.00%
MUFG Americas Holdings Corporation	USA	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
PT Bank Danamon Indonesia, Tbk.	Indonesia	92.47%	92.47%
MUFG Bank (China), Ltd.	China	100.00%	100.00%
MUFG Bank (Malaysia) Berhad	Malaysia	100.00%	100.00%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
MUFG Investor Services Holdings Limited	Bermuda	100.00%	100.00%
First Sentier Investors Holdings Pty Ltd	Australia	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
MUFG Securities EMEA plc	UK	100.00%	100.00%
MUFG Securities Asia Limited	China	100.00%	100.00%
MUFG Securities (Canada), Ltd.	Canada	100.00%	100.00%

D.	Property, Plant and Equipment

	As of March 31,
	2020	2021
	(in millions)
Land	¥380,477	¥379,560
Buildings	782,367	765,341
Equipment and furniture	623,676	564,273
Leasehold improvements	310,957	303,164
Construction in progress	35,594	46,513

Total	2,133,071	2,058,851
Less accumulated depreciation	1,203,542	1,183,859

Premises and equipment—net	¥929,529	¥874,992

Our registered address is
7-1,
Marunouchi
2-chome,
Chiyoda-ku,
Tokyo
100-8330,
Japan. As of March 31, 2021, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.
The following table presents the book values of our material offices and other properties as of March 31, 2021:

Book Value
(in millions)
Owned land	¥379,560
Owned buildings	236,003
The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.
During the fiscal year ended March 31, 2021, we invested approximately ¥116,707 million in premises and equipment, primarily for office renovations and relocation.

Item 4A.	Unresolved Staff Comments.
None.

Item 5.	Operating and Financial Review and Prospects.
The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes.

Business Environment
Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan, the United States, Thailand and Indonesia and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock prices.
Recent Developments and Prospects
In the fiscal year ended March 31, 2021, our credit-related expenses increased as we provided for credit losses in light of economic uncertainty created by the
COVID-19
pandemic, and our net interest income decreased as the central banks of major economies lowered interest rates as a measure to counter the negative impact of the
COVID-19
pandemic. Despite these and other impacts of the pandemic, our results of operations improved, mainly reflecting higher stock prices at the end of March 2021 in Japan and the United States.
However the
COVID-19
pandemic may have a further adverse impact on our business and results of operations as economic and corporate activity deteriorates in Japan and around the world and financial markets remain volatile. More specifically, we currently expect that the
COVID-19
pandemic may have a further adverse impact on, among other things,

•	net interest income, primarily due to lower interest rates in Japan or fluctuations in various markets,

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

•	net investment securities losses primarily due to losses on sales of securities or a decline in the value of our securities portfolio,

•	net equity in earnings of equity method affiliates if the financial performance of our equity method affiliates deteriorates,

•	other income and expenses, including impairment losses on goodwill or other intangible assets, due to weaker business prospects and other factors causing deterioration in the business environment, and

•	regulatory capital ratios due to, among other factors, an increase in risk-weighted assets such as loans and a decrease in the value of our equity securities portfolio.
In addition, there is a risk that we will have to recognize credit losses if there is a further deterioration in the credit quality of our borrowers, including small and medium-sized
enterprises to which we provided loans under temporary government financial assistance programs particularly after such programs expire.
While significant uncertainty remains as to the full extent of the impact of the
COVID-19
pandemic, we currently expect the economy to be generally on a gradual recovering trend as economic activity resumes with the implementation of various preventive and remedial measures such as vaccination, restrictions on activity, and economic measures. However, as economic activity continues to be affected by the implementation and effectiveness of measures to prevent the expansion of the pandemic, we expect the pace of economic recovery will be moderate and may be different from region to region. Under these uncertain circumstances, our current expectations may be significantly different from actual results. We intend to continue to closely monitor, and endeavor to effectively deal with, further developments relating to the pandemic. For more information, see “Item 3.D. Key Information—Risk Factors.” As well as “Forward-Looking Statements.
General Economic Conditions
The global economy suffered a significant downturn in the first half of the fiscal year ended March 31, 2021 as a result of the introduction of strict public health measures to restrict economic activities, with the priority given to the prevention of the spread of the
COVID-19
in each country and region. Following the first wave of economic downturns, public health measures were eased, and economic activities resumed. Shortly after the resumption, the economy began to rebound in many countries and regions. However, amid the remaining downward pressure on the economy due to concerns over the pandemic, the pace of economic recovery generally slowed down while the infection rate fluctuated to varying degrees depending on the country or region.
Japan’s economy generally followed the global economic trends, showing a mixture of negative and positive trends, during the fiscal year ended March 31, 2021. Japan’s real gross domestic product, or GDP, contracted by 8.3% for the quarter ended June 30, 2020, grew by 5.3% for the quarter ended September 30, 2020 and 2.8% for the quarter ended December 31, 2020, and contracted by 1.3% for the quarter ended March 31, 2021 on a quarter-on-quarter
basis. These fluctuations mainly reflected a significant decrease in private consumption under the state of emergency declared by the national government during April 2020 and May 2020 due to the
COVID-19
pandemic, a partial rebound under various private consumption stimulus measures implemented by the national and local governments during the subsequent months, and the national state of emergency reinstated during January 2021 and March 2021 following another wave of infection . On a year-on-year
basis, Japan’s real GDP contracted by 10.1% for the quarter ended June 30, 2020, 5.6% for the quarter ended September 30, 2020, 1.1% for the quarter ended December 31, 2021, and 1.9% for the quarter ended March 31, 2021. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.5% and positive 0.5% on a month-on-month
basis and between negative 1.2% and positive 0.4% on a year-over-year basis during the fiscal year ended March 31, 2021. The unemployment rate in Japan remained low while slightly increasing to 3.1% in October and subsequently decreasing to 2.7% in March 2021. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2020 and March 2021 was 7,314, a 13.8% decrease from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the fiscal year ended March 31, 2021 were ¥1,217 billion, a decrease of 0.1% from the previous fiscal year. The Japanese economy remains subject to the impact of the
COVID-19
pandemic, continuing deflationary pressure, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, downward pressure on private consumption, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy underwent similar downward and upward trends but to larger degrees in some measures during the fiscal year ended March 31, 2021, with U.S. real GDP contracting by 31.4% for the quarter ended June 30, 2020 and growing by 33.4% for the quarter ended September 30, 2020, 4.3% for the quarter ended December 31, 2020, and 6.4% for the quarter ended March 31, 2021, on a quarter-on-quarter
annualized basis. On a
year-on-year
basis, U.S. real GDP contracted by 9.0% for the quarter ended June 30, 2020, 2.8% for the quarter ended September 30, 2020 and 2.4% for the quarter ended December 31, 2020 and grew by 0.4% for the quarter ended March 31, 2021. The unemployment rate rose significantly to 14.8% in April 2020 due to the
COVID-19
pandemic and subsequently improved but still remained relatively high at 6.0% in March 2021, particularly compared to 4.4% in March 2020. The long-term prospects of the U.S. economy remain uncertain in light of the impact of the
COVID-19
pandemic, changes in the political leadership and the government’s economic, monetary, trade and foreign relations policies, and various other factors.

The Eurozone economy also contracted and then exhibited signs of expansion during the fiscal year ended March 31, 2021, with Eurozone real GDP contracting by 11.6% for the quarter ended June 30, 2020, growing by 12.5% for the quarter ended September 30, 2020, and contracting by 0.7% for the quarter ended December 31, 2021, and 0.6% for the quarter ended March 31, 2021, on a quarter-on-quarter
basis. On a year-over-year basis, Eurozone real GDP contracted by 14.6% for the quarter ended June 30, 2020, 4.1% for the quarter ended September 30, 2020, 4.9% for the quarter ended December 31, 2021, and 1.8% for the quarter ended March 31, 2021. The unemployment rate in the Eurozone increased to 8.7% in September 2020 and subsequently improved but still remained relatively high at 8.1% in March 2021, particularly compared to 7.1% in March 2020. The Eurozone economy remains subject to various uncertainties, including the impact of the
COVID-19
pandemic, the process and ramifications of the United Kingdom’s withdrawal from the European Union, concerns over Italy’s fiscal policy and health, and other factors.
In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved but the economic growth remained relatively modest during the fiscal year ended March 31, 2021. The economic conditions of these regions remain subject to various uncertainties, including the impact of the
COVID-19
pandemic and fluctuations in the global and local economies as well as geopolitical developments.
Interest Rates
Interest rates remained at historical low levels in Japan under the Bank of Japan’s monetary policy. The yield on
10-year
Japanese government bonds fluctuated between negative 0.045% and positive 0.168% during the fiscal year ended March 31, 2021. In March 2020, the Bank of Japan introduced a package of
COVID-19
emergency measures, including those designed to facilitate corporate financing through lending up to ¥8.0 trillion yen against corporate debt collateral at a 0% interest rate with maturities up to one year and to increase the limit on purchases of commercial paper and corporate bonds by ¥2.0 trillion to ¥7.4 trillion. In April 2020, the Bank of Japan expanded the emergency measure package by raising the lending limit to ¥23.0 trillion while adding household debt as eligible collateral, increasing the limit on purchases of commercial paper and corporate bonds by ¥13.0 trillion to ¥20.4 trillion, and eliminating the limit on purchases of Japanese government bonds.
In the United States, following the Federal Open Market Committee meeting in June 2020, most of the FRB members indicated their willingness to maintain the rate at the current level until the end of the calendar year 2022 in light of increasing uncertainty in the economic outlook. The
10-year
U.S. Treasury bond yield increased from 0.670% at the end of March 2020 to 1.742% at the end of March 2021, while fluctuating between 0.508% and 1.742% during the period. The yield currently fluctuates around 1.631%.
Foreign Currency Exchange Rates
The Japanese yen depreciated against the U.S. dollar from ¥108.83 to the U.S. dollar as of March 31, 2020 to ¥110.71 to the U.S. dollar as of March 31, 2021. The Japanese yen has since been fluctuating around ¥109 to the U.S. dollar since April 2021.
The Japanese yen was on a generally depreciating trend against the euro during the fiscal year ended March 31, 2021, with the exchange rate being ¥129.80 to the euro as of March 31, 2021 compared to ¥119.55 to the euro as of March 31, 2020. The Japanese yen has been fluctuating around ¥133 to the euro since April 2021.
The Japanese yen was on a generally depreciating trend against the Thai baht during the fiscal year ended March 31, 2021, with the exchange rate being ¥3.54 to the Thai baht as of March 31, 2021 compared to ¥3.34 to the Thai baht as of March 31, 2020. The Japanese yen has been fluctuating around ¥3.47 to the Thai baht since April 2021.

Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥18,917.01 on March 31, 2020 to ¥29,178.80 on March 31, 2021. The closing price of the Nikkei Stock Average reached ¥30,467.75, the highest closing price since August 1990, on February 16, 2021. The closing price of the Nikkei Stock Average has since risen and has been fluctuating around ¥28,300.

Recent Developments
During the fiscal year ended March 31, 2021, we engaged in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and streamline our group companies. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including the
COVID-19
pandemic, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our medium-term business plan for the three years starting in the fiscal year ending March 31, 2022, we aim to leverage our financial and digital strengths to provide value to our stakeholders around the world.
Issuances and Repurchases of TLAC Eligible Senior Debt Securities
During and after the fiscal year ended March 31, 2021, we issued $4.5 billion, or ¥498.2 billion, and €0.5 billion, or ¥64.9 billion, aggregate principal amount of external TLAC eligible senior debt securities. As of March 31, 2021, our external TLAC ratios were 18.94% on a risk-weighted assets basis and 8.96% on a leverage exposure basis. We are required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis as of March 31, 2021 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022. See “Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”
In June 2021, we issued €0.5 billion, or ¥66.9 billion aggregate principal amount of external TLAC eligible senior debt securities under our medium term note programme.
Issuances of Basel
III-Compliant
Domestic Subordinated Bonds
In October 2020, we issued, in a public offering in Japan, ¥60.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable
or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator.
In May 2021, we issued, in a public offering in Japan, ¥20.0 billion aggregate principal amount of unsecured subordinated term Tier 2 notes. We can be exempted from the obligation to pay principal and interest on the notes upon reaching the point of non-viability
(PONV). According to the FSA’s approach, PONV will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan (“DIA”), confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
Sale of Shares in AMP Capital Holdings
In September 2020, Mitsubishi UFJ Trust and Banking sold all of the ordinary shares it held in AMP Capital Holdings Limited, an Australia-based asset manager, for approximately AU$460 million, or approximately ¥35.9 billion. The sale was part of our strategy to improve our capital management in light of recent changes in international financial regulations and the business environment.

Merger between Mitsubishi UFJ Morgan Stanley Securities and Mitsubishi UFJ Morgan Stanley PB Securities
In August 2020, Mitsubishi UFJ Morgan Stanley Securities and its subsidiary, Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd., completed their merger whereby Mitsubishi UFJ Morgan Stanley Securities was the surviving company. Through the merger, Mitsubishi UFJ Morgan Stanley Securities aims to enhance its wealth management business.
Mitsubishi UFJ NICOS System Integration Plan
In April 2021, Mitsubishi UFJ NICOS announced a plan to integrate its credit card settlement systems that have been maintained separately for various credit card brands. Based on a fundamental review of its system integration plan in March 2019, Mitsubishi UFJ NICOS plans to integrate the systems currently used for the DC credit card brand and the NICOS credit card brand into the system currently used for the MUFG card brand. The plan has an estimated budget of approximately ¥140 billion through the end of calendar year 2030. The plan may be modified to flexibly respond to changes in the business environment.
Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates:
Allowance for Credit Losses
The allowance for credit losses represents an estimate of the credit losses that are expected over the life of the financial instrument or exposure and has three components: the allowance for loans measured on a collective basis, when similar risk characteristics exist, the allowance for loans measured on an individual basis, for loans that do not share similar risk characteristics, and the allowance for losses on unfunded credit commitments, which is included in other liabilities.
The methodology for estimating credit losses uses relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made over a forecast period to account for differences between current and expected future conditions and those reflected in historical loss information. Beyond the forecast period, estimated expected credit losses revert to average historical loss experience. The allowance for credit losses involves significant judgment on a number of assumptions including the assessment of risk characteristics, assignment of borrowers’ internal credit ratings, valuation of collateral, expectations of future economic conditions and the development of qualitative adjustments. We divide our loan portfolio into the following segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other—based on the segments used to determine the allowance for credit losses.
At March 31, 2021, we had ¥85,925.5 billion, ¥8,495.8 billion and ¥6,604.6 billion of loans in the Commercial segment, the MUFG Americas Holdings and the Krungsri segments respectively, and recorded an allowance for credit losses against these loans of ¥734.6 billion, ¥131.8 billion and ¥293.4 billion respectively.
The determination of the allowance for credit losses for the Commercial segment required management to make significant judgements, due to the subjectivity and uncertainty associated with the determination of borrowers’ internal credit ratings, which were highly dependent on the estimation of borrower performance and business sustainability, particularly in cases in which the borrowers were experiencing weaknesses in their business performance. Particularly significant judgment was required to be made when these borrower’s performance and business sustainability were affected by changes in the borrowers’ external and internal business environment, including the
COVID-19
pandemic impacts on certain industries. Key elements relating to the policies and discipline used in determining the allowance for credit losses for the Commercial segment are our credit classification and the related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of allowance, we evaluate the probable loss by category of the loan based on its type and characteristics.
The allowance for credit losses is estimated using quantitative models that incorporate economic forecast scenarios through the use of macroeconomic variables. These variables include, but are not limited to, unemployment rates and gross domestic product, which have been correlated with historical credit losses. The scenarios that are chosen, and the weightings given to each scenario, depend on a variety of factors including recent economic conditions and views of internal as well as third-party economists. The determination of the allowance for credit losses for the Commercial, the MUFG Americas Holdings and the Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with expectations of future economic conditions. Particularly significant judgment was required to be made to develop certain key macroeconomic variables in selected economic forecast scenarios and weightings given to each scenario, to capture the heightened volatility and uncertainty in future economic conditions including the duration and severity of the economic downturn caused by the
COVID-19
pandemic.
The allowance for credit losses includes qualitative adjustments to cover losses that are expected but were not be reflected in the modeled allowance. The determination of the allowance for credit losses for the MUFG Americas Holdings and the Krungsri segment required management to make significant judgements due to the subjectivity and uncertainty associated with the development of qualitative adjustments, including model input adjustments and overlays implemented as a result of
COVID-19.
Particularly significant judgment was required to be made to develop certain qualitative adjustments to capture the heightened volatility and uncertainty in the economy and events due to the
COVID-19
pandemic.
Determining the adequacy of the allowance for credit losses requires the exercise of considerable judgment and the use of estimates, such as those discussed above. Our actual losses could be more or less than the estimates. To the extent that actual losses differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods. For further information regarding our methodologies used in establishing the allowance for credit losses by portfolio segments and allowance for credit losses policies, see Note 1 to our consolidated financial statements and “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.” For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”
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
For further information, see Note 26 to our consolidated financial statements and “Item 3.D. Key Information—Risk Factors—Operational Risk—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”
Impairment on Goodwill
As part of our global strategies, we have executed multiple large-scale acquisitions, investments and capital alliances, and recorded goodwill resulting from these business combinations. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a process that compares the carrying amount of a reporting unit with its fair value. An impairment loss is recognized to the extent that the carrying amount of a reporting exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Our consolidated goodwill balance was ¥370.9 billion at March 31, 2021, which was allocated to our reporting units. We determined the fair values of the MUFG Americas Holdings Corporation (“MUAH”) reporting units within the Global Commercial Banking Business Group segment and Global Corporate & Investment Banking Business Group segment (“MUAH reporting units”) using a combination of the income and the market approaches. The income approach determined the fair value of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the Capital Asset Pricing Model. The market approach incorporates comparable public company price to tangible book value and price to earnings multiples. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows based on forecasted future income. We determined that the carrying values of MUAH reporting units exceeded the fair values as of the measurement date, resulting in the impairment loss on goodwill of ¥147.6 billion for the fiscal year ended March 31, 2021.
The determination of the fair value of these reporting units requires management to make significant judgments related to significant assumptions due to the subjectively and uncertainty associated with the assumptions. The significant assumptions included projected future operating cash flows based on forecasted future income in the income approach for MUAH reporting units, specifically the Commercial Banking and Real Estate Industries business unit and the Global Corporate & Investment Banking – U.S. business unit.
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
For a further discussion of the valuation techniques applied to the material assets or liabilities, see Note 31 to our consolidated financial statements.
Accounting Changes and Recently Issued Accounting Pronouncements
See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements.

A.	Operating Results
The following discussion relates to our operating results for the fiscal years ended March 31, 2021 compared to our operating results for the fiscal year ended March 31, 2020, unless otherwise noted. For the discussion on our operating results for the fiscal year ended March 31, 2019, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2019 and 2020, please refer to “Item 5. Operating and Financial Review and Prospectus—5.A. Operating Results” in our annual report on
Form 20-F for
the fiscal year ended March 31, 2020, filed with the SEC on July 10, 2020.
Results of Operations

	Fiscal years ended March 31,
	2020	2021	% Change
	(in billions, except percentages)
Interest income	¥3,927.1	¥2,752.0	(29.9)%
Interest expense	1,684.3	747.9	(55.6)

Net interest income	2,242.8	2,004.1	(10.6)

Provision for credit losses	321.7	484.2	50.5
Non-interest income	1,875.8	3,157.7	68.3
Non-interest expense	3,363.6	3,069.3	(8.7)

Income before income tax expense	433.3	1,608.3	271.3
Income tax expense	114.6	444.9	288.6

Net income before attribution of noncontrolling interests	¥318.7	¥1,163.4	265.0%
Net income attributable to noncontrolling interests	12.7	46.1	261.3

Net income attributable to Mitsubishi UFJ Financial Group	¥306.0	¥1,117.3	265.2%

Net income attributable to Mitsubishi UFJ Financial Group increased to over ¥1.0 trillion mainly due to an increase in non-interest
income reflecting the higher fair value of marketable equity securities and a decrease in non-interest
expense reflecting smaller goodwill impairment loss. The full-year consolidation of Bank Danamon and First Sentier Investors also contributed to the increase in net income.
Net interest income decreased 10.6% mainly due to declines in interest rates on loans and deposits in other banks. Average interest rate on total interest-earning assets declined 0.57 percentage points. Especially on foreign interest-earning assets, average interest rate declined 0.98 percentage point. In addition, average balance of foreign interest-earning assets decreased 1.0%.
Provision for credit losses increased 50.5% due to the effect of adopting new accounting guidance under which provisioning reflects credit losses that are expected over the life of financial instruments, including loans, with adjustments for macroeconomic variables and other factors. For the fiscal year ended March 31, 2021, such adjustments reflected increased volatility and uncertainty in the economy under the
COVID-19
pandemic.
Non-interest
income increased 68.3% while
non-interest
expense decreased 8.7% primarily for reasons discussed above.

Net Interest Income

	Fiscal years ended March 31,
	2020			2021			% Change
	Average balance (2)	Interest income (expense)	Average rate	Average balance (2)	Interest income (expense)	Average rate	Average balance (2)	Interest income (expense)	Average rate 2021 minus 2020 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥145,258.9	¥998.4	0.69%	¥168,888.8	¥829.1	0.49%	16.3%	(17.0)%	(0.20)
Foreign	101,024.8	2,928.7	2.90	100,027.7	1,922.9	1.92	(1.0)	(34.3)	(0.98)

Total	¥246,283.7	¥3,927.1	1.59%	¥268,916.5	¥2,752.0	1.02%	9.2%	(29.9)%	(0.57)

Financed by:
Interest-bearing liabilities:
Domestic	¥172,878.9	¥(473.4)	0.27%	¥198,978.3	¥(283.2)	0.14%	15.1%	(40.2)%	(0.13)
Foreign	65,982.7	(1,210.9)	1.84	66,934.7	(464.7)	0.69	1.4	(61.6)	(1.15)

Total	238,861.6	(1,684.3)	0.71	265,913.0	(747.9)	0.28	11.3	(55.6)	(0.43)
Non-interest-bearing liabilities	7,422.1		—	3,003.5		—	(59.5)		—

Total	¥246,283.7		0.68%	¥268,916.5		0.28%	9.2%		(0.41)

Net interest income and interest rate spread		¥2,242.8	0.88%		¥2,004.1	0.74%		(10.6)%	(0.14)
Net interest income as a percentage of total interest-earning assets			0.91%			0.75%			(0.16)
Effect of Volume and Rate Changes on Net Interest Income

	Fiscal Year Ended March 31, 2020 versus Fiscal Year Ended March 31, 2021
	Increase (decrease) due to changes in
	Volume (1)	Rate (1)	Net change
	(in millions)
Domestic	¥36,673	¥(15,848)	¥20,825
Foreign	(86,895)	(172,635)	(259,530)

Total	¥(50,222)	¥(188,483)	¥(238,705)

Notes:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

Net interest income decreased 10.6% primarily due to lower average interest rates on interest-earning assets. Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) decreased 0.14 percentage points.
The central banks of major economies, including the FRB, lowered interest rates as a monetary policy measure in response to the COVID-19 pandemic. As a result, average interest rates on foreign interest-bearing assets decreased 0.98 percentage points, and foreign interest income on interest-earning assets decreased 34.3%. Foreign interest expense decreased 61.6% primarily as a result of a 1.15 percentage point decrease in average interest rates on foreign interest-bearing liabilities. However, the impact of the interest rate decrease on foreign interest income was larger than the impact of the interest rate decrease on foreign interest expense because the average balance of foreign interest-earning assets was approximately 1.5 times the average balance of foreign interest-bearing liabilities. The average balance of foreign interest-bearing liabilities increased 1.4%, while the average balance of foreign interest-earning assets decreased 1.0% mainly due to lower volumes of loans.
Domestic interest income decreased 17.0% due to lower average interest rates, despite a 16.3% increase in the average balance of domestic interest-earning assets, including short-term Japanese government bonds. Domestic interest expense decreased 40.2% due to lower short-term interest rates.
Provision for (reversal of) credit losses
We recorded ¥484.2 billion of provision for credit losses for the fiscal year ended March 31, 2021, compared to ¥321.7 billion of provision for credit losses for the previous fiscal year. Provision for credit losses increased by ¥162.5 billion mainly due to increases in the Commercial segment, the MUFG Americas Holdings segment and the Krungsri segment. The provision for credit losses for the fiscal year ended March 31, 2021 was recorded based on management’s current estimate of expected credit losses on loans by considering a broader range of reasonable and supportable information, including macroeconomic variables such as GDP growth and unemployment rates, under new accounting guidance which we adopted on April 1, 2021. The increase in provision for credit losses was substantially driven by the impact of the COVID-19 pandemic and the expected deterioration in the economic environment. In the Commercial segment, we recorded provision for credit losses particularly for borrowers in industry sectors that are susceptible to the impact of the COVID-19 pandemic such as the retail services, aircraft finance, and oil and gas sectors. In addition, with a decline in car demand, we recorded provision for credit losses for large auto-related companies in Japan. In the MUFG Americas Holdings segment, provision for credit losses increased due to deterioration in the credit quality of borrowers in the residential real estate sector and other industry sectors adversely affected by the COVID-19 pandemic including the commercial real estate sector. In the Krungsri segment, provision for credit losses increased due to deterioration in the credit quality of retail customers such as borrowers of automobile loans and mortgage loans.

Non-Interest
Income

	Fiscal years ended March 31,
	2020	2021	% Change
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥53.7	¥50.1	(6.7)%
Fees and commissions on remittances and transfers	169.4	165.3	(2.4)
Fees and commissions on foreign trading business	66.0	79.4	20.3
Fees and commissions on credit card business	238.1	199.6	(16.2)
Fees and commissions on security-related services	221.5	244.0	10.2
Fees and commissions on administration and management services for investment funds	184.6	235.5	27.6
Trust fees	119.9	125.7	4.8
Guarantee fees	46.3	43.9	(5.2)
Insurance commissions	44.4	42.1	(5.2)
Fees and commissions on real estate business	49.8	48.1	(3.4)
Other fees and commissions	308.4	293.6	(4.8)

Total	1,502.1	1,527.3	1.7
Foreign exchange gains (losses)—net	(281.8)	99.3	135.3
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts	(159.0)	(429.6)	(170.1)
Net profits on trading account securities, excluding derivatives	924.4	19.2	(97.9)

Total	765.4	(410.4)	(153.6)
Investment securities gains (losses)—net:
Net gains (losses) on sales of available-for-sale debt securities	106.4	(6.5)	(106.1)
Impairment losses on available-for-sale debt securities	(1.6)	(0.6)	63.0
Net gains (losses) from marketable equity securities	(646.0)	1,454.9	325.2
Other	9.0	10.5	16.0

Total	(532.2)	1,458.3	374.0
Equity in earnings of equity method investees—net	282.7	355.7	25.8
Gains on sales of loans	10.0	17.9	80.1
Gain on remeasurement of previously held equity method investment (1)	41.2	—	(100.0)
Other non-interest income	88.4	109.6	24.0

Total non-interest income	¥1,875.8	¥3,157.7	68.4%

Note:
(1)	Represents profits recognized in connection with our acquisition of Bank Danamon. See Note 2 to our consolidated financial statements.
Non-interest
income increased mainly due to an increase in investment securities gains, partially offset by net trading account losses.
Fees and commissions income
Fees and commissions income increased slightly due to an increase in fees and commissions on administration and management services for investment funds, reflecting the full-year consolidation of First Sentier Investors as well as improved performance of the pension fund management business at our trust banking subsidiaries. This increase was partially off-set
by a decrease in fees and commissions on credit card business of our commercial banking subsidiaries and Mitsubishi UFJ NICOS due to a decrease in consumer credit card use.

Net foreign exchange gains (losses)

	Fiscal years ended March 31,
	2020	2021	% Change
	(in billions, except percentages)
Foreign exchange gains (losses)—net:
Net foreign exchange losses on derivative contracts	¥(434.1)	¥(79.6)	81.7%
Net foreign exchange gains (losses) on other than derivative contracts	748.3	(544.6)	(172.8)
Net foreign exchange gains (losses) related to the fair value option	(596.0)	723.5	221.4

Total	¥(281.8)	¥99.3	135.3%

Net foreign exchange gains (losses) consists of the following:

•	Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes.

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

•
Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. See Note 31 to the consolidated financial statements.

Net foreign gains for the fiscal year ended March 31, 2021 mainly reflected net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds as the Japanese yen depreciated against the U.S. dollar from ¥108.83 to the U.S. dollar as of March 31, 2020 to ¥110.71 to the U.S. dollar as of March 31, 2021, while the Japanese yen appreciated against the U.S. dollar during the previous fiscal year resulting in net foreign exchange losses on U.S. dollar-denominated trading account securities under the fair value option. The gains on such securities for the fiscal year ended March 31, 2021 were substantially offset by larger net foreign exchange losses on other than derivative contracts reflecting the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of assets and liabilities of our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2020 and March 31, 2021.

Net trading account profits (losses)

	Fiscal years ended March 31,
	2020	2021	% Change
	(in billions, except percentages)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥(173.2)	¥70.1	140.5%
Equity contracts	29.8	(269.4)	N/M
Credit derivatives	14.9	(52.7)	(454.4)
Other	(30.5)	(177.6)	(482.4)

Total	¥(159.0)	¥(429.6)	(170.1)%

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥86.6	¥389.4	349.8%
Trading account securities under the fair value option	837.8	(370.2)	(144.2)

Total	¥924.4	¥19.2	(97.9)%

Total	¥765.4	¥(410.4)	(153.6)%

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

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits for the fiscal year ended March 31, 2021.
We generally do not separate, for financial reporting purposes, customer originated trading activities from non-customer
related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed, and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end
for both the customer side position and the market side position are recorded within the same trading account profits and losses.
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
Net trading account losses for the fiscal year ended March 31, 2021 mainly reflected net losses on trading account securities under the fair value option. Between the beginning of the fiscal year and September 2020, U.S. interest rates were lower, but during the latter half of the fiscal year, long-term U.S. interest rates gradually increased, and the fair value of trading account securities under the fair value option decreased at the end of March 2021. Net losses on equity contracts were mainly due to losses on equity swap contracts for hedging purposes at our commercial banking subsidiaries. These losses were partially offset by net gains on trading account securities which reflected higher and relatively stable prices on domestic and U.S. stock markets.
Net investment securities gains (losses)
Net investment securities gains (losses) include net gains (losses) on sales of available-for-sale
debt securities, impairment losses on
available-for-sale
debt securities, and net gains (losses) from marketable equity securities. Impairment loss on an available-for-sale
debt security is recognized as part of investment securities losses if the fair value of such security is below its amortized cost basis and (1) such debt security is held by us with the intent to sell or (2) it is more likely than not that we will be required to sell such debt security before recovering its amortized cost basis. In other circumstances where the fair value of available-for-sale
debt securities is less than the amortized cost basis, we recognize the credit component of the impairment loss as part of investment securities losses, and record an allowance for credit losses to the same extent, while recording the noncredit component of the impairment loss in accumulated other comprehensive losses. Net gains (losses) from marketable equity securities include net gains (losses) on sales of marketable equity securities as well as unrealized gains (losses) on such securities.
Net investment securities gains were ¥1,458.3 billion for the fiscal year ended March 31, 2021, compared to net losses of ¥532.2 billion for the fiscal year ended March 31, 2020. This was mainly due to ¥1,454.9 billion of net gains from marketable equity securities, reflecting higher stock prices towards March 31, 2021 in Japan and the United States.
Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the fiscal year ended March 31, 2021 was ¥355.7 billion, compared to ¥282.7 billion for the previous fiscal year, reflecting higher earnings of our equity method investees, including Morgan Stanley.

Non-Interest
Expense

	Fiscal years ended March 31,
	2020	2021	% Change
	(in billions, except percentages)
Salaries and employee benefits	¥1,242.6	¥1,253.5	0.9%
Occupancy expenses—net	182.9	178.1	(2.6)
Fees and commissions expenses	332.0	318.8	(4.0)
Outsourcing expenses, including data processing	303.6	298.8	(1.6)
Depreciation of premises and equipment	113.5	87.3	(23.1)
Amortization of intangible assets	237.3	250.1	5.4
Impairment of intangible assets	3.7	21.7	480.9
Insurance premiums, including deposit insurance	98.4	90.5	(8.0)
Communications	60.0	59.8	(0.3)
Taxes and public charges	100.2	97.8	(2.4)
Impairment of goodwill	383.8	147.6	(61.6)
Reversal of off-balance sheet credit instruments	(62.3)	(56.7)	8.9
Other non-interest expenses	367.9	322.0	(12.4)

Total non-interest expense	¥3,363.6	¥3,069.3	(8.7)%

Non-interest
expense decreased 8.7% mainly due to decreases in impairment of goodwill and depreciation of premises and equipment.
Impairment of goodwill
We recognized ¥147.6 billion of impairment loss on goodwill relating to MUFG Americas Holdings for the fiscal year ended March 31, 2021. The impairment loss mainly reflected decreases in the fair value of reporting units belonging to MUFG Americas Holdings below their carrying amounts in light of increases in observed market discount rates. The impairment loss also included the impact of an intervening event due to negative changes in the economic environment triggered by
COVID-19
for the three months ended March 31, 2020. We recognized ¥383.8 billion of impairment loss on goodwill for the year ended March 31, 2020. The impairment loss was recognized on the goodwill recorded in connection with our acquisition of Bank Danamon. See Note 6 to our audited consolidated financial statements for further information.
Given the three-month difference between our consolidated reporting period and the reporting period of some of our subsidiaries, including MUFG Americas Holdings, our fair value assessment with respect to such subsidiaries after December 31 of each year is reflected in our consolidated financial statements for a period ending after March 31 of each year. See Note 1 to our consolidated financial statements.
Depreciation of premises and equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Depreciation of premises and equipment decreased 23.1% mainly due to one-time
leasehold improvement adjustments that were recorded for the fiscal year ended March 31, 2020.

Income Tax Expense

	Fiscal years ended March 31,
	2020	2021	% Change
	(in billions, except percentages)
Income before income tax expense	¥433.2	¥1,608.3	271.3%
Income tax expense	114.5	444.9	288.6%
Effective income tax rate	26.4%	27.7%	—
Combined normal effective statutory tax rate	30.6%	30.6%	—
Reconciliation of Combined Normal Effective Statutory Tax Rate to Effective Income Tax Rate

	Fiscal years ended March 31,
	2020	2021	Net Change (percentage points)
Combined normal effective statutory tax rate	30.6%	30.6%	—
Increase (decrease) in taxes resulting from:
Nondeductible expenses	1.2	0.3	(0.9)
Impairment of goodwill	26.1	2.4	(23.7)
Foreign tax credit and payments	(9.2)	(0.9)	8.3
Lower tax rates applicable to income of subsidiaries	(3.2)	(1.0)	2.2
Change in valuation allowance	7.9	(0.9)	(8.8)
Realization of previously unrecognized tax effects of subsidiaries	(19.8)	0.0	19.8
Nontaxable dividends received	(15.6)	(1.9)	13.7
Undistributed earnings of subsidiaries	3.6	0.0	(3.6)
Tax and interest expense for uncertainty in income taxes	0.0	(0.1)	(0.1)
Noncontrolling interest income (loss)	(0.1)	0.1	0.2
Effect of changes in tax laws	—	(0.1)	(0.1)
Expiration of loss carryforward	1.9	0.1	(1.8)
Other—net	3.0	(0.9)	(3.9)

Effective income tax rate	26.4%	27.7%	1.3

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for each of the fiscal years ended March 31, 2020 and 2021. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
Fiscal Year Ended March 31, 2021
The effective income tax rate for the fiscal year ended March 31, 2021 was 27.7%, which was 2.9 percentage points lower than the combined normal effective statutory rate of 30.6%. This lower effective income tax rate was primarily due to our receipt of nontaxable dividends, which resulted in a decrease of ¥30.6 billion in income tax expense and a decrease of 1.9 percentage points in the effective income tax rate for the fiscal year ended March 31, 2021. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was due to lower tax rates applicable to income of subsidiaries, which resulted in a decrease of ¥15.4 billion in income tax expense and a decrease of 1.0 percentage points in the effective income tax rate for the fiscal year ended March 31, 2021. These impacts were partially offset by an increase of 2.4 percentage points in the effective income tax rate resulting from recognition of the goodwill impairment loss discussed above, which had the effect of decreasing our income before income tax expense under U.S. GAAP by ¥38.7 billion for the fiscal year ended March 31, 2021, since such loss was not deductible in computing our taxable income under Japanese tax law.
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
Net income (loss) attributable to noncontrolling interests
We recorded ¥46.1 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2021, compared to ¥12.7 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected an increase in net income of Mitsubishi UFJ Morgan Stanley Securities.
Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 29 to our consolidated financial statements. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

	Customer Business
Fiscal year ended March 31, 2019	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,502.5	¥569.6	¥417.4	¥682.0	¥203.0	¥3,374.5	¥436.0	¥(11.4)	¥3,799.1
BK and TB (1) :	718.9	436.9	279.2	(1.3)	93.2	1,526.9	259.8	74.3	1,861.0
Net interest income	458.2	175.8	120.6	(1.3)	—	753.3	201.1	190.8	1,145.2
Net fees	229.8	202.9	158.0	—	93.2	683.9	(16.6)	(46.4)	620.9
Other	30.9	58.2	0.6	—	—	89.7	75.3	(70.1)	94.9
Other than BK and TB	783.6	132.7	138.2	683.3	109.8	1,847.6	176.2	(85.7)	1,938.1
Operating expenses	1,220.9	319.5	254.9	477.8	124.6	2,397.7	226.0	103.1	2,726.8

Operating profit (loss)	¥281.6	¥250.1	¥162.5	¥204.2	¥78.4	¥976.8	¥210.0	¥(114.5)	¥1,072.3

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2020	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,485.5	¥572.7	¥402.2	¥795.4	¥243.0	¥3,498.8	¥536.0	¥19.8	¥4,054.6
BK and TB (1) :	706.6	439.1	287.1	(0.4)	94.6	1,527.0	319.3	31.9	1,878.2
Net interest income	444.4	185.7	121.4	0.4	2.5	754.4	129.5	46.4	930.3
Net fees	231.8	203.2	148.1	—	92.2	675.3	(14.8)	(55.1)	605.4
Other	30.4	50.2	17.6	(0.8)	(0.1)	97.3	204.6	40.6	342.5
Other than BK and TB	778.9	133.6	115.1	795.8	148.4	1,971.8	216.7	(12.1)	2,176.4
Operating expenses	1,195.9	324.4	260.8	564.3	171.7	2,517.1	233.2	129.3	2,879.6

Operating profit (loss)	¥289.6	¥248.3	¥141.4	¥231.1	¥71.3	¥981.7	¥302.8	¥(109.5)	¥1,175.0

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2021	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥1,389.4	¥559.9	¥426.3	¥783.2	¥293.5	¥3,452.3	¥634.8	¥(4.8)	¥4,082.3
BK and TB (1) :	645.1	448.8	269.3	0.8	99.4	1,463.4	389.0	30.4	1,882.8
Net interest income	405.2	183.8	133.2	1.5	5.5	729.2	213.1	34.1	976.4
Net fees	216.4	216.8	150.2	—	94.0	677.4	(4.3)	(66.8)	606.3
Other	23.5	48.2	(14.1)	(0.7)	(0.1)	56.8	180.2	63.1	300.1
Other than BK and TB	744.3	111.1	157.0	782.4	194.1	1,988.9	245.8	(35.2)	2,199.5
Operating expenses	1,130.4	319.3	269.8	509.0	210.1	2,438.6	234.0	161.1	2,833.7

Operating profit (loss)	¥259.0	¥240.6	¥156.5	¥274.2	¥83.4	¥1,013.7	¥400.8	¥(165.9)	¥1,248.6

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

We made modifications to our internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2020. Major rule changes are (i) allocation of adjustments related to the derivative counterparty risk previously included in Other to the Global Markets Business Group, which holds the derivative assets, and (ii) reorganization of functions between the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group and Other. These modifications had the following impact on our previously reported business segment information for the fiscal years ended March 31, 2019 and 2020:

•
increasing the operating profits of Other, the Global Corporate & Investment Banking Business Group and the Japanese Corporate & Investment Banking Business Group by ¥33.8billion, ¥20.2billion and ¥14.2billion, respectively, for the fiscal year ended March 31, 2019,

•
reducing the operating profits of the Global Markets Business Group, the Retail & Commercial Banking Business Group and the Global Commercial Banking Business Group by ¥46.3billion, ¥19.1billion and ¥2.8billion, respectively, for the fiscal year ended March 31, 2019,

•
increasing the operating profits of Other, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group by ¥25.5billion, ¥13.0billion and ¥12.4billion, respectively, for the fiscal year ended March 31, 2020, and

•
reducing the operating profits of the Global Markets Business Group, the Retail & Commercial Banking Business Group and the Global Commercial Banking Business Group by ¥40.2billion, ¥9.0billion and ¥1.7billion, respectively, for the fiscal year ended March 31, 2020.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2019, 2020 and 2021.
For further information, see Note 29 to our consolidated financial statements.
Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Retail
 & Commercial Banking Business Group
—Covers the domestic retail and commercial banking businesses. This business group offers retail and small and medium-sized
enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement, consumer financing, real estate and stock transfer services for Japanese domestic individual and small to medium-sized
corporate customers.
Net revenue decreased mainly due to a decrease in revenue generated from deposited funds caused by declines in U.S. interest rates and Japanese short-term interest rates as well as a decrease in the volume of business, including the credit card, foreign exchange and consumer finance businesses. The decrease in operating expenses primarily resulted from our cost reduction measures under the “Channel Strategy and Business Process
Re-engineering”
project pursuant to our previous medium-term business plan and a decrease in performance-linked expenses of Mitsubishi UFJ NICOS.
Japanese Corporate
 & Investment Banking Business Group
—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers.

Net revenue decreased mainly due to a decrease in revenue generated from deposited funds caused by declines in U.S. interest rates and Japanese short-term interest rates while loan revenue increased following an increase in the loan balance especially in Japan. Overseas non-interest
revenue declined, reflecting a decline in foreign exchange revenue due to the slowdown in trade transactions due to the
COVID-19
pandemic. The decrease in operating expenses primarily resulted from our cost reduction measures and a decrease in overseas system development expenses.
Global Corporate
 & Investment Banking Business Group
—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese
large corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions for large non-Japanese
corporate and institutional customers outside Japan.
Net revenue increased mainly due to an increase in debt capital markets revenue as the funding requirements of our customers increased, while revenue generated from deposited funds decreased due to declines in U.S. interest rates. The increase in operating expense was mainly attributable to increases in overseas business acquisition cost and system infrastructure development cost.
Global Commercial Banking Business Group
—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. Starting in the quarter ended September 30, 2020, this business group also covers Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized
enterprise, and corporate customers across the Asia-Pacific region. Its revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized
corporate customers of MUFG Union Bank, Krungsri and Bank Danamon.
Net revenue decreased mainly due to the lower net interest income in MUFG Union Bank reflecting declines in interest rates in the United States, partially offset by an increase in net revenue due to the full-year consolidation of Bank Danamon. The decrease in operating expense was mainly due to our cost reduction measures and a decrease in advertising fees.
Asset Management
 & Investor Services Business Group
—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank. Starting in the quarter ended December 31, 2020, this business group also covers First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers. Its net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds.
Net revenue increased primarily due to the full-year consolidation of First Sentier Investors as well as an increase in the balance of investment products sold to domestic institutional investors, partially offset by the impact of reductions in our asset management fee rates. The increase in operating expense was mainly attributable to full-year consolidation of First Sentier Investors as well as higher personnel cost and system investments commensurate with business volume growth.
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
Net revenue increased mainly due to higher net revenue from trading for institutional investors as we profited from market volatility. Net revenue from the treasury operations increased as a result of our portfolio operations under volatile market conditions. The increase in operating expense primarily reflected increases in performance-linked expenses and compliance cost to meet regulation changes, substantially offset by the impact of our cost reduction measures, including overseas personnel cost reductions.
Other
—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.
Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Retail & Commercial Banking Business Group
Net revenue decreased mainly due to a decrease in net interest income due to lower interest rate spreads on domestic loans due to competitive downward pressure on interest rates on such loans in the continued low interest rate environment in Japan. Operating expenses decreased primarily resulted from our cost reduction measures under the “Channel Strategy and Business Process
Re-engineering”
project pursuant to our previous medium-term business plan.
Japanese Corporate & Investment Banking Business Group
Net revenue increased mainly due to higher net interest income from both Japanese yen-dominated
loans and foreign currency-denominated loans to large corporate customers. Operating expenses increased primarily due to higher expenses for financial regulatory compliance purposes in Europe and our investment to enhance the information system platform in the Asia and Oceania region
Global Corporate & Investment Banking Business Group
Net revenue decreased mainly due to a decrease in the translated Japanese yen value of foreign currency-denominated revenues reflecting the negative impact of the appreciation of the Japanese yen against other major currencies on a spot rate basis between March 31, 2019 and 2020 as well as losses on sales of high yield bonds in our securities business. Operating expenses increased primarily due to the cost for our acquisition from DVB Bank SE in Germany of DVB Bank’s aviation finance lending portfolio.
Global Commercial Banking Business Group
Net revenue increased mainly due to the consolidation of Bank Danamon and higher net interest income reflecting an increase in Krungsri’s loan portfolio. Operating expenses increased primarily due to the consolidation of Bank Danamon and an increase in expenses in Krungsri primarily reflecting larger volumes of business. The increase in operating expenses was also attributable to an increase in expenses for IT system development projects in the United States.
Asset Management & Investor Services Business Group
Net revenue increased mainly due to higher fees from asset management services reflecting the consolidation of First Sentier Investors as well as an increase in investment products sales to domestic corporate investors. The increase in operating expenses was primarily attributable to the one-time
cost for our acquisition of First Sentier Investors as well as higher cost commensurate with business volume growth.

Global Markets Business Group
Net revenue increased mainly due to higher net revenue from our overseas sales and trading business as we continued to work to improve our business model to better capture customer business opportunities abroad to increase volume as well as higher net revenue from our asset and liability management operations particularly reflecting our effort to deal with the declining interest rate environment. Operating expenses increased primarily due to the amortization cost for IT system development projects and the cost for our business model improvement measures.
Geographic Segment Analysis
Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. In general, we have allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by our foreign operations to the relevant foreign geographical areas. Certain charges, such as most impairment charges on goodwill, are recognized as domestic expenses. For further information, see Note 30 to our consolidated financial statements.

	Fiscal years ended March 31,
	2020	2021	% Change
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥1,596.8	¥3,348.7	109.7%

Foreign:
United States of America	2,224.0	741.1	(66.7)
Europe	89.4	356.1	298.3
Asia/Oceania excluding Japan	1,326.4	1,134.3	(14.5)
Other areas (1)	566.2	329.6	(41.8)

Total foreign	4,206.0	2,561.1	(39.1)

Total	¥5,802.8	¥5,909.8	1.8%

Income (loss) before income tax expense (benefit):
Domestic	¥(969.1)	¥1,032.4	206.5%

Foreign:
United States of America	1,172.8	27.7	(97.6)
Europe	(129.2)	92.4	171.6
Asia/Oceania excluding Japan	152.2	244.7	60.8
Other areas (1)	206.6	211.1	2.3

Total foreign	1,402.4	575.9	(58.9)

Total	¥433.3	¥1,608.3	271.3%

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥(1,001.5)	¥627.1	162.6%

Foreign:
United States of America	1,114.0	(231.1)	(120.7)
Europe	(140.4)	74.2	152.9
Asia/Oceania excluding Japan	142.6	366.9	157.3
Other areas (1)	191.3	280.2	46.4

Total foreign	1,307.5	490.2	(62.5)

Total	¥306.0	¥1,117.3	265.2%

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Domestic revenue (interest income and
non-interest
income) increased primarily due to foreign exchange gains and gains on net trading account securities. In addition to the increase in domestic revenue, the improvements in domestic income before income tax expense and domestic net income attributable to Mitsubishi UFJ Financial Group reflected a decrease in goodwill impairment losses. Domestic net loss for the fiscal year ended March 31, 2020 was mainly attributable to investment securities losses and the impairment losses on goodwill relating to Bank Danamon, MUFG Americas Holdings and Krungsri.
Foreign net income before income tax expense decreased mainly due to trading account losses, reflecting net losses from trading account securities under the fair value option in the United States. During the latter half of the fiscal year, long-term U.S. interest rates gradually increased, and the fair value of trading account securities under the fair value option decreased at the end of March 2021.
Effect of Change in Exchange Rates on Foreign Currency Translation
The average exchange rate for the fiscal year ended March 31, 2021 was ¥106.06 per U.S.$1.00, compared to the average exchange rate of ¥108.74 per U.S.$1.00 for the previous fiscal year. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2020 was ¥106.82 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2019 of ¥109.05 per U.S.$1.00.
The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of decreasing total revenue by ¥62.1 billion, net interest income by ¥38.0 billion and income before income tax expense by ¥11.3 billion, respectively, for the fiscal year ended March 31, 2021.

B.	Liquidity and Capital Resources
Financial Condition
Total Assets
Our total assets as of March 31, 2021 were ¥353,824.6 billion, an increase of ¥22,071.3 billion from ¥331,753.3 billion as of March 31, 2020. The increase in domestic total assets was mainly due to a ¥16,575.8 billion increase in cash and due from banks and a ¥13,839.6 billion increase in investment securities in Japan. The decrease in total foreign assets was mainly due to a ¥3,522.4 billion decrease in loans, net of unearned income, unamortized premiums and deferred loan fees in United States.

	As of March 31,
	2020	2021	% Change
	(in billions, except percentages)
Japan	¥207,532.3	¥240.603.9	15.9%
Foreign (1) :
United States	60,587.9	49,478.9	(18.3)
Europe	19,099.4	21,126.6	10.6
Asia/Oceania excluding Japan	30,845.9	31,368.4	1.7
Other areas (2)	13,687.8	11,246.8	(17.8)

Total foreign	124,221.0	113,220.7	(8.9)

Total	¥331,753.3	¥353,824.6	6.7%

Note:
(1)	Foreign assets are denominated primarily in the U.S. dollar. Geographic regions are based principally on the domicile of the obligors.
(2)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	As of March 31,
	2020	2021	% Change
	(in billions, except percentages)
Domestic:
Manufacturing	¥11,448.8	¥13,133.4	14.7%
Construction	733.2	764.0	4.2
Real estate	12,054.7	11,997.3	(0.5)
Services	2,585.1	2,909.0	12.5
Wholesale and retail	7,504.6	7,766.1	3.5
Banks and other financial institutions (1)	5,161.1	6,443.3	24.8
Communication and information services	1,572.3	1,407.7	(10.5)
Other industries	8,673.9	8,838.7	1.9
Consumer	15,319.7	15,066.9	(1.6)

Total domestic	65,053.4	68,326.4	5.0

Foreign:
Governments and official institutions	726.3	655.4	(9.8)
Banks and other financial institutions (1)	11,788.2	10,649.0	(9.7)
Commercial and industrial	32,565.0	29,574.1	(9.2)
Other	8,404.1	6,822.8	(18.8)

Total foreign	53,483.6	47,701.3	(10.8)

Unearned income, unamortized premium—net and deferred loan fees—net	(350.3)	(308.8)	11.8

Total (2)	¥118,186.7	¥115,718.9	(2.1)%

Notes:
(1)	Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥344.8 billion and ¥353.1 billion as of March 31, 2020 and 2021, respectively, which are carried at the lower of cost or fair value.
Our total loan balance decreased 2.1%. As of March 31, 2021, our total loans accounted for 32.7% of total assets, compared to 35.6% of total assets as of March 31, 2020. Our domestic loan balance increased mainly due to the increased funding needs of customers that were adversely affected by the COVID-19 pandemic. Our foreign loan balance decreased mainly due to decreases in mortgage loans and automobile loans. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, between March 31, 2020 and March 31, 2021, domestic loans increased from 54.9% to 58.9%, while foreign loans decreased from 45.1% to 41.1%.
We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other based on the grouping to determine the allowance for credit losses. The Other segment consists primarily of Bank Danamon. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk. Effective as of April 1, 2020, all of the domestic classes within the Commercial segment were combined into one Domestic class. Prior period domestic classes have been combined into one Domestic class to conform to the current presentation.

Credit quality indicator

As of March 31, 2020:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total (1)
	(in billions)
Commercial
Domestic	¥49,695.9	¥1,186.1	¥220.2	¥51,102.2
Foreign (2)	34,719.1	636.5	128.1	35,483.7
Loans acquired with deteriorated credit quality	8.2	9.7	19.0	36.9

Total	¥84,423.2	¥1,832.3	¥367.3	¥86,622.8

	Accrual	Nonaccrual	Total (1)
	(in billions)
Residential	¥13,256.8	¥61.7	¥13,318.5
Card	¥504.3	¥61.3	¥565.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total (1)(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,590.8	¥15.1	¥4,877.9	¥87.6	¥84.0	¥9,655.4

	Performing	Under- Performing	Non- Performing	Total (1)
	(in billions)
Krungsri	¥6,241.7	¥508.9	¥161.0	¥6,911.6

	Accrual	Nonaccrual	Total (1)
	(in billions)
Other	¥1,086.5	¥31.4	¥1,117.9

As of March 31, 2021:	Normal	Close Watch	Likely to become Bankrupt or Legally/ Virtually Bankrupt	Total (1)
	(in billions)
Commercial
Domestic	¥52,580.4	¥1,806.7	¥246.1	¥54,633.2
Foreign (2)	30,249.2	788,9	254.2	31,292.3

Total	¥82,829.6	¥2,595.6	¥500.3	¥85,925.5

	Accrual	Nonaccrual	Total (1)
	(in billions)
Residential	¥13,116.6	¥66.2	¥13,182.8
Card	¥419.1	¥60.2	¥479.3

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total (1)(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥3,260.9	¥19.0	¥4,807.7	¥216.9	¥191.3	¥8,495.8

	Performing	Under- Performing	Non- Performing	Total (1)
	(in billions)
Krungsri	¥5,939.4	¥503.9	¥161.3	¥6,604.6

	Accrual	Nonaccrual	Total (1)
	(in billions)
Other	¥960.1	¥26.6	¥986.7

Notes:
(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(3)	Total loans of MUFG Americas Holdings do not include FDIC covered loans and small business loans which are not individually rated totaling ¥0.4 billion and nil as of March 31, 2020 and 2021, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.
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
Loans within the Krungsri segment are categorized based on their delinquency status. Effective April 1, 2020, the categories of credit quality indicators for the Krungsri segment were modified, with the new categories of Performing, Under-Performing, and
Non-Performing
replacing the previous categories of Normal, Special Mention, and Substandard, which was further divided into Substandard, Doubtful and Doubtful of Loss. Loans categorized as Under-Performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans contractually past due 30 days or more. Loans categorized as
Non-Performing
generally represent those that are contractually past due 90 days or more. The above table showing the loans within the Krungsri segment by credit indicator category as of March 31, 2020 has been restated based on the new categories.
For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators are generally based on information as of December 31.
Allowance for credit losses

Fiscal year ended March 31, 2020:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥389.6	¥38.6	¥32.6	¥52.6	¥144.8	¥—	¥658.2
Provision for (reversal of) credit losses	153.8	(1.0)	26.5	30.9	70.0	41.5	321.7
Charge-offs	85.3	3.3	25.1	27.9	77.9	23.6	243.1
Recoveries collected	26.4	0.4	1.2	4.1	23.2	8.5	63.8

Net charge-offs	58.9	2.9	23.9	23.8	54.7	15.1	179.3
Other (1)	(2.2)	—	—	(0.7)	9.5	2.3	8.9

Balance at end of fiscal year	¥482.3	¥34.7	¥35.2	¥59.0	¥169.6	¥28.7	¥809.5

Fiscal year ended March 31, 2021:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥482.3	¥34.7	¥35.2	¥59.0	¥169.6	¥28.7	¥809.5
Effect of adopting new guidance on measurement of credit losses on financial instruments (2)	83.8	49.5	14.2	25.0	118.4	32.8	323.7
Provision for credit losses	235.6	1.4	17.9	90.1	90.1	49.1	484.2
Charge-offs	77.9	2.7	24.6	40.4	93.2	51.7	290.5
Recoveries collected	9.3	0.0	1.5	4.4	23.4	6.5	45.1

Net charge-offs	68.6	2.7	23.1	36.0	69.8	45.2	245.4
Other (1)	1.5	—	—	(6.3)	(14.9)	(3.9)	(23.6)

Balance at end of fiscal year	¥734.6	¥82.9	¥44.2	¥131.8	¥293.4	¥61.5	¥1,348.4

Notes:
(1)	Other is principally comprised of gains or losses from foreign exchange translation.
(2)	See Note 1 (Accounting Changes) to our consolidated financial statements for more information.
In the above table, the effect of adopting the new guidance on measurement of credit losses on financial instruments represents the effect of application of the new guidance to our loan portfolio as of April 1, 2020, and the provision for credit losses for the fiscal year ended March 31, 2021 represents the amount of provision for, or reversal of, credit losses recorded under the new guidance for the same fiscal year. The provision for (reversal of) credit losses for the fiscal year ended March 31, 2020 represents the amount of provision for (reversal of) credit losses recorded under the prior guidance for the same fiscal year.
We recorded ¥484.2 billion of provision for credit losses for the fiscal year ended March 31, 2021, compared to ¥321.7 billion of provision for credit losses for the previous fiscal year. Our total allowance for credit losses as of March 31, 2021 was ¥1,348.4 billion, an increase of ¥538.9 billion from ¥809.5 billion as of March 31, 2020. The total allowance for credit losses represented 1.17% of the total loan balance as of March 31, 2021, compared to 0.68% as of March 31, 2020.
Between March 31, 2020 and March 31, 2021, the balance of allowance for credit losses increased in all of the segments due to the estimated impact of the
COVID-19
pandemic on our loan portfolio. The increase was also due to our adoption of the new guidance on measurement of credit losses on financial instruments on April 1, 2020. New guidance requires us to estimate allowance for credit losses based on an expected credit loss model and record more allowance for credit losses as of the beginning of the fiscal year ended March 31, 2021. Provision for credit losses for the fiscal year ended March 31, 2021 increased by ¥162.5 billion compared to the previous fiscal year, mainly reflecting the increases in provision for credit losses in the Commercial segment, the MUFG Americas Holdings segment and the Krungsri segment. Significant trends in our portfolio segments are discussed below.
C
ommercial segment
—We recorded ¥235.6 billion of provision for credit losses for the fiscal year ended March 31, 2021, compared to ¥153.8 billion of provision for credit losses for the previous fiscal year. The increase in provision for credit losses was substantially driven by the impact of the
COVID-19
pandemic and the expected deterioration in the economic environment, particularly in the industry sectors that are susceptible to the impact of the pandemic such as the retail services, aircraft finance, and oil and gas sectors. With a decline in car demand, we also recorded provision for credit losses for large auto-related companies in Japan. In addition, the effect of adopting new guidance on measurement of credit losses on financial instruments was ¥83.8 billion. The ratio of loans classified as Close Watch to total loans increased to 3.02% as of March 31, 2021 from 2.12% as of March 31, 2020. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment increased to 0.58% as of March 31, 2021 from 0.42% as of March 31, 2020. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 0.85% as of March 31, 2021 from 0.56% as of March 31, 2020.
MUFG Americas Holdings segment
—We recorded ¥90.1 billion of provision for credit losses for the fiscal year ended March 31, 2021, compared to ¥30.9 billion of provision for credit losses for the previous fiscal year. The provision for credit losses for the fiscal year ended March 31, 2021 was substantially driven by the impact of the COVID-19 pandemic and the expected deterioration in the economic environment. In particular, the
COVID-19
pandemic adversely affected the residential real estate sector. In addition, we recorded provision for credit losses for other industry sectors adversely affected by the COVID-19 pandemic including the commercial real estate sector. The effect of adopting new guidance on measurement of credit losses on financial instruments was ¥25.0 billion. The ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment increased to 5.03% as of March 31, 2021 from 1.93% as of March 31, 2020. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 1.55% as of March 31, 2021 from 0.61% as of March 31, 2020.

Krungsri segment
—We recorded ¥90.1 billion of provision for credit losses for the fiscal year ended March 31, 2021, compared to ¥70.0 billion of provision for credit losses for the same period of the previous fiscal year. The larger provision for credit losses mainly reflected the negative impact of the
COVID-19
pandemic on the credit quality of borrowers of mortgage and automobile loans. The effect of adopting new guidance on measurement of credit losses on financial instruments was ¥118.4 billion. As Krungsri revised its internal borrower rating method as of April 1, 2020, the provision for credit losses for the fiscal year ended March 31, 2021 also reflected the impact of such revision. The ratio of loans classified as Under-Performing or below to total loans in the segment increased to 10.07% as of March 31, 2021 from 9.69% as of March 31, 2020. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 4.44% as of March 31, 2021 from 2.45% as of March 31, 2020.
We adopted the new guidance on measurement of credit losses on financial instruments on April 1, 2020. The new guidance replaces the incurred losses impairment methodology applied under the previous standard with a current expected credit loss model where adjustments are made to our allowance for credit losses based on management’s current estimate of expected credit losses on loans by considering a broader range of reasonable and supportable information, including macroeconomic variables such as GDP growth and unemployment rates, to estimate credit losses. Our adoption of this new guidance resulted in an increase of ¥408.1 billion in the total beginning balance of allowance for credit losses and the allowance for off-balance
sheet credit instruments as of April 1, 2020. Provision for credit losses for the fiscal year ended March 31, 2021 mainly reflected management’s consideration of, among other information, the expected impact of the
COVID-19
pandemic on our loan portfolio as well as the impact of extensions of measurement periods used in our loss-forecasting models under the new guidance. For more information on the new guidance, see Notes 1 and 4 to our consolidated financial statements. See also “—Business Environment—Recent Developments and Prospects.”
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
Allowance policy
On April 1, 2020, we adopted Accounting Standards Update
2016-13,
Measurement of Credit Losses on Financial Instruments. The new guidance replaces the incurred loss impairment methodology in current U.S. GAAP with the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The adoption of the guidance resulted in an increase in the beginning balance of the allowance for credit losses and the allowance for off-balance
sheet credit instruments of ¥408.1 billion and a decrease in retained earnings of ¥285.8 billion. For more information on this guidance, see Note 1 to our consolidated financial statements.
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
For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements and “—Critical Accounting Estimates—Allowance for Credit Losses” above.
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
The allowance for credit losses on
off-balance
sheet credit instruments was ¥83.6 billion as of March 31, 2021, an increase of ¥26.6 billion from ¥57.0 billion as of March 31, 2020.
Nonaccrual loans
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, Krungsri and Other segments, and six months or more with respect to loans within the Residential segment.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

	As of March 31,
	2020	2021	% Change
	(in billions, except percentages)
Commercial	¥440.0	¥824.0	87.3%
Domestic	313.0	565.6	80.7
Foreign (1)	127.0	258.4	103.5
Residential	64.0	68.0	6.2
Card	61.2	60.2	(1.6)
MUFG Americas Holdings	35.8	73.7	105.7
Krungsri	149.7	161.3	7.8
Other	27.8	26.6	(4.3)

Total (2)	¥778.5	¥1,213.8	55.9%

Notes:
(1)	Excludes the loans held by MUFG Americas Holdings, Krungsri and Other.
(2)	The above table does not include loans held for sale of ¥0.3 billion and ¥8.6 billion as of March 31, 2020 and 2021, respectively, and loans acquired with deteriorated credit quality of ¥25.4 billion as of March 31, 2020.
Total nonaccrual loans increased ¥435.3 billion between March 31, 2020 and March 31, 2021, mainly due to increases in the Commercial segment and the MUFG Americas Holdings segment. These increases mainly reflected the deterioration in the economic environment due to the impact of the
COVID-19
pandemic. In the Commercial segment, nonaccrual loans increased in industry sectors adversely affected by the
COVID-19
pandemic such as the retail services, aircraft finance, and oil and gas sectors. In addition, this increase reflected borrower credit deterioration of in the domestic automobile parts manufacturing sector. In addition, the
COVID-19
pandemic adversely impacted the MUFG Americas Holdings segment’s portfolio of loans to borrowers in the real estate sector primarily due to weaker demand for residential real estate.
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
available-for-sale
Japanese government bonds to the total investment securities was 61.6% as of March 31, 2021, compared to 53.6% as of March 31, 2020 primarily due to an increase in our holding of short-term Japanese government bonds provided as collateral for the Bank of Japan’s funds-supplying operations. Primarily for the same reason, investment securities increased 30.8% as of March 31, 2021, compared to March 31, 2020. We also hold Japanese government bonds that are classified as held-to-maturity
debt securities, which accounted for 1.9% of the total investment securities as of March 31, 2021.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2020 and 2021, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In May 2021, we announced that we would aim to reduce the balance of equity securities held for strategic purposes valued under Japanese GAAP by approximately ¥300.0 billion within three years. During the fiscal year ended March 31, 2021, we sold down ¥267.0 billion of equity securities held in our strategic equity investment portfolio valued under Japanese GAAP. As of March 31, 2021, the balance of such securities valued under Japanese GAAP represented 11.6% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Debt Securities

	As of March 31,						% Change
	2020			2021
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese government and Japanese government agency bonds	¥23,308.5	¥23,462.9	¥154.4	¥35,166.2	¥35,273.2	¥107.0	50.9%	50.3%	(30.7)%
Japanese prefectural and municipal bonds	2,938.7	2,952.8	14.1	3,719.2	3,731.5	12.3	26.6	26.4	(12.6)
Foreign government and official institution bonds	2,936.1	3,037.5	101.4	2,854.0	2,927.0	73.0	(2.8)	(3.6)	(28.1)
Corporate bonds	1,261.6	1,272.8	11.2	1,123.3	1,134.3	11.0	(11.0)	(10.9)	(2.1)
Mortgage-backed securities	1,840.0	1,841.6	1.6	1,895.0	1,931.6	36.6	3.0	4.9	N/M
Asset-backed securities	1,461.1	1,469.5	8.4	1,373.5	1,384.5	11.0	(6.0)	(5.8)	31.5
Commercial paper	—	—	—	564.1	564.1	0.0	N/M	N/M	N/M
Other debt securities	161.8	163.1	1.3	168.5	171.6	3.1	4.1	5.2	147.2

Total available-for-sale debt securities	¥33,907.8	¥34,200.2	¥292.4	¥46,863.8	¥47,117.8	¥254.0	38.2%	37.8%	(13.2)%

Held-to-maturity debt securities (1)	¥4,165.8	¥4,177.9	¥12.1	¥3,903.8	¥3,939.1	¥35.3	(6.3)%	(5.7)%	192.1%

Note:
(1)	See Note 3 to our consolidated financial statements for more details.
Net unrealized gains on available-for-sale debt securities decreased 13.2% primarily due to a decrease in net unrealized gains on Japanese government and Japanese government agency bonds. We increased our holding of short-term Japanese government bonds as we provided such bonds as collateral for the Bank of Japan’s funds-supplying
operations. Because the fair value of short-term Japanese government bonds fluctuates less than the fair value of long-term Japanese government bonds, and because interest rates on long-term Japanese government bonds were slightly higher at the end of March 2021 compared to the end of March 2020, net unrealized gains on Japanese government bonds decreased. Net unrealized gains on mortgage-backed securities in MUFG Americas Holdings increased largely since U.S. interest rates declined at the end of December 2020 compared to the end of December 2019. Net unrealized gains on foreign government and official institution bonds decreased mainly due to the gradual increase in long-term U.S. interest rates towards the end of March 2021.
The amortized cost of
available-for-sale
debt securities increased 38.2% mainly due to a 50.9% increase in Japanese government and Japanese government agency bonds. This increase was partially offset by decreases in our holding of corporate bonds and asset-backed securities.

Equity Securities

	As of March 31,		% Change
	2020	2021
	(in billions, except percentages)
Marketable equity securities	¥4,768.3	¥5,759.5	20.8%
Nonmarketable equity securities:
Unlisted preferred securities (1)	350.0	159.3	(54.5)
Other (2)	226.9	258.5	13.9
Investment securities held by investment companies and brokers and dealers (3)	40.0	45.6	14.0

Total	¥5,385.2	¥6,222.9	15.6%

Notes:
(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, and other unlisted preferred securities issued by several public companies. Those securities are primarily carried at cost.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.
Equity securities increased 15.6% mainly because marketable equity securities increased as the stock prices in Japan and the United States increased towards March 31, 2021. Marketable equity securities largely consist of exchange-traded funds listed on the Tokyo Stock Exchange. The decrease in unlisted preferred securities was primarily attributable to the reclassification of certain securities at MUFG Bank.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks increased ¥16,694.5 billion to ¥49,977.5 billion as of March 31, 2021 from ¥33,283.0 billion as of March 31, 2020. This increase was primarily because of an increase in deposits with the Bank of Japan.
Interest-earning deposits in other banks increased ¥8,080.0 billion to ¥53,346.7 billion as of March 31, 2021 from ¥45,266.7 billion as of March 31, 2020. This increase was mainly because of an increase in deposits with the Bank of Japan.
Receivables under Resale Agreements
Receivables under resale agreements decreased ¥10,216.2 billion to ¥13,779.8 billion as of March 31, 2021 from ¥23,996.0 billion as of March 31, 2020. This decrease was mainly because of a decrease in short-term funding transactions following the rapid and significant increase in funding needs in the market shortly after the outbreak of the
COVID-19
pandemic in the fourth quarter of the previous fiscal year.
Receivables under Securities Borrowing Transactions
Receivables under securities borrowing transactions decreased ¥74.1 billion to ¥ 3,369.9 billion as of March 31, 2021 from ¥3,444.0 billion as of March 31, 2020. This decrease was mainly due to a decrease in collateral deposited for funding in domestic banking and securities subsidiaries.
Trading Account Assets
Trading account assets decreased ¥3,059.7 billion to ¥44,444.4 billion as of March 31, 2021 from ¥47,504.1 billion as of March 31, 2020. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities decreased ¥83.5 billion to ¥32,463.0 billion as of March 31, 2021 from ¥32,546.5 billion as of March 31, 2020. Trading derivative assets decreased ¥2,976.2 billion to ¥11,981.4 billion as of March 31, 2021 from ¥14,957.6 billion as of March 31, 2020 mainly due to long-term interest rate fluctuations in Japan.
Total Liabilities
As of March 31, 2021, total liabilities were ¥337,580.1 billion, an increase of ¥21,571.3 billion from ¥316,008.8 billion as of March 31, 2020. This was primarily due to an increase of ¥25,252.4 billion in total deposits and an increase of ¥7,230.9 billion in long-term debt, partially offset by a decrease of ¥7,282.0 billion in payables under repurchase agreements.
Deposits
Deposits are our primary source of funds. The balance of deposits increased ¥25,252.4 billion to ¥229,206.9 billion as of March 31, 2021 from ¥203,954.5 billion as of March 31, 2020. The increase was mainly attributable to an increase in domestic deposits.
The total average balance of interest-bearing deposits increased ¥13,244.1 billion to ¥182,755.3 billion for the fiscal year ended March 31, 2021 from ¥169,511.2 billion for the fiscal year ended March 31, 2020, mainly due to an increase in domestic deposits.
Payables under Repurchase Agreements
Payables under repurchase agreements decreased ¥7,282.0 billion to ¥24,567.9 billion as of March 31, 2021 from ¥31,849.9 billion as of March 31, 2020. This decrease was mainly because of a decrease in short-term funding transactions following the rapid and significant increase in funding needs in the market shortly after the outbreak of the
COVID-19
pandemic in the fourth quarter of the previous fiscal year.
Other Short-Term Borrowings
Other short-term borrowings decreased ¥1,867.8 billion to ¥14,187.7 billion as of March 31, 2021 from ¥16,055.5 billion as of March 31, 2020. This decrease was mainly due to our repayment of borrowings from the Bank of Japan, which were accumulated to meet the rapidly and significantly increasing funding needs in the market shortly after the outbreak of the
COVID-19
pandemic in the fourth quarter of the previous fiscal year.
Long-term Debt
Long-term debt increased ¥7,230.9 billion to ¥35,157.7 billion as of March 31, 2021 from ¥27,926.8 billion as of March 31, 2020. This increase was mainly because we increased long-term borrowings from the Bank of Japan in response to the
COVID-19
pandemic. The average balance of long-term debt for the fiscal year ended March 31, 2021 was ¥31,837.7 billion, an increase of ¥3,803.7 billion from ¥28,034.0 billion for the previous fiscal year.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥217,941.0 billion for the fiscal year ended March 31, 2021 from ¥199,791.8 billion for the fiscal year ended March 31, 2020. These deposits provide us with a sizable source of stable and low-cost
funds. Our average deposits, combined with our average total equity of ¥15,681.5 billion, funded 65.6% of our average total assets of ¥355,992.6 billion during the fiscal year ended March 31, 2021. Our deposits exceeded our loans before allowance for credit losses by ¥113,488.0 billion as of March 31, 2021 compared to ¥85,767.8 billion as of March 31, 2020. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated
funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings for the fiscal year ended March 31, 2021 was ¥45,671.8 billion. The average balance of long-term debt for the fiscal year ended March 31, 2021 was ¥31,837.7 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale
debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
Any downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies. See “Item 3.D. Key Information—Risk Factors—Funding Liquidity Risk—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity.”
We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Our major banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined
levels for certain periods (e.g.,
one-day,
two-week
and
one-month).
They also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, they regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions.
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

Total Equity

	As of March 31,		% Change
	2020	2021
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	0.0%
Capital surplus	5,533.5	5,533.8	0.0
Retained earnings	8,319.1	8,829.5	6.1
Retained earnings appropriated for legal reserve	239.6	239.6	0.0
Unappropriated retained earnings	8,079.5	8,589.9	6.3
Accumulated other comprehensive losses, net of taxes	(420.4)	(289.5)	31.1
Treasury stock, at cost	(506.0)	(503.2)	0.6

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,016.5	¥15,660.9	4.3%
Noncontrolling interests	728.0	583.6	(19.8)

Total equity	¥15,744.5	¥16,244.5	3.2%

Ratio of total equity to total assets	4.75%	4.59%
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
As of March 31, 2021, we were required to maintain a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.00% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a
10-year
period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2021, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.4 percentage points.
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up
of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of March 31, 2021, we were required to maintain a minimum leverage ratio of 3.00%. A G-SIB leverage ratio buffer equal to 50% of the applicable
G-SIB
capital surcharge is expected to be applied to us in 2023. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”
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
Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.

	As of March 31, 2020	Minimum ratios required (1)	As of March 31, 2021	Minimum ratios required (1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,708.3		¥14,113.7
Additional Tier 1	1,914.9		1,869.0
Tier 1 capital	15,623.3		15,982.7
Tier 2 capital	2,656.2		2,686.7
Total capital	¥18,279.5		¥18,669.5
Risk-weighted assets	¥115,135.6		¥114,419.3
Capital ratios:
Common Equity Tier 1 capital	11.90%	8.51%	12.33%	8.50%
Tier 1 capital	13.56	10.01	13.96	10.00
Total capital	15.87	12.01	16.31	12.00
Leverage ratio (2)	4.42	3.00	5.45	3.00
External TLAC ratios
Risk-weighted assets basis (3)	18.62	16.00	18.94	16.00
Leverage exposure basis	7.38	6.00	8.96	6.00

Notes:
(1)	The minimum capital ratios required as of March 31, 2020 include a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.01%. The minimum capital ratios required as of March 31, 2021 include a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.00%.

(2)	Deposits with the Bank of Japan are excluded from the leverage exposure as of March 31, 2021, based on notification issued by the FSA.
(3)	The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2020 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.01%. The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2021 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a
G-SIB
surcharge of 1.5% and a countercyclical buffer of 0.00%.
Management believes that, as of March 31, 2021, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of March 31, 2021 was higher compared to the ratio as of March 31, 2020 due to an increase in Common Equity Tier 1 capital and a decrease in risk-weighted assets. The increase in Common Equity Tier 1 capital was mainly due to increases in retained earnings and unrealized gains on available-for-sale
securities. The decrease in risk-weighted assets mainly reflected smaller floor adjustments, which were adjustments made in accordance with prescribed formulae for the differences in exposures calculated under Basel I and Basel III, more than offsetting the impact of higher credit and market risk-weighted assets caused by the higher stock value.
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the rations in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated
financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down

	As of March 31, 2020	Minimum capital ratios required	As of March 31, 2021	Minimum capital ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	10.70%	4.50%	11.17%	4.50%
Tier 1 capital ratio	12.29	6.00	12.76	6.00
Total capital ratio	14.43	8.00	15.04	8.00
Leverage ratio (1)	4.21	3.00	5.22	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	19.46	4.50	17.99	4.50
Tier 1 capital ratio	21.90	6.00	20.02	6.00
Total capital ratio	25.46	8.00	22.47	8.00
Leverage ratio (1)	4.51	3.00	7.53	3.00
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	10.67	4.50	10.66	4.50
Tier 1 capital ratio	12.52	6.00	12.42	6.00
Total capital ratio	14.76	8.00	14.60	8.00
Leverage ratio (1)	4.02	3.00	5.14	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	20.11	4.50	17.92	4.50
Tier 1 capital ratio	22.27	6.00	19.73	6.00
Total capital ratio	25.42	8.00	21.91	8.00
Leverage ratio (1)	5.87	3.00	8.95	3.00

Note:
(1) Deposits with the Bank of Japan are excluded from the leverage exposure as of March 31, 2021, based on notification issued by the FSA.

Management believes that, as of March 31, 2021, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.
Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2020 (1),(6)	June 30, 2020 (2),(6)	September 30, 2020 (3),(6)	December 31, 2020 (4),(6)	March 31, 2021 (5),(6)
MUFG (consolidated)	154.6%	151.0%	160.8%	166.4%	168.4%
MUFG Bank (consolidated)	165.9	160.0	172.2	177.6	181.2
MUFG Bank (stand-alone)	179.2	170.8	184.5	189.7	193.3
Mitsubishi UFJ Trust and Banking (consolidated)	114.1	113.7	118.9	122.7	121.3
Mitsubishi UFJ Trust and Banking (stand-alone)	130.0	127.6	137.2	144.1	140.9

Notes:
(1)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 6, 2020 and March 31 2020 divided by the average amount of net cash outflows for the same fifty-eight business days.
(2)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2020 and June 30, 2020 divided by the average amount of net cash outflows for the same sixty-one
business days.
(3)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2020 and September 30, 2020 divided by the average amount of net cash outflows for the same sixty-one
business days.
(4)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between October 1, 2020 and December 30, 2020 divided by the average amount of net cash outflows for the same 63 business days.
(5)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2021 and March 31, 2021 divided by the average amount of net cash outflows for the same 60 business days.
(6)	The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.
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
For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.” See also Note 21 to our consolidated financial statements.
In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States
The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2019 and 2020:

	As of December 31, 2019	Minimum capital ratios required as of December 31, 2019 (1)	As of December 31, 2020	Minimum capital ratios required as of December 31, 2020 (2)	Ratio OCC requires to be “well capitalized” as of December 2020
MUFG Americas Holdings:
Common Equity Tier I Capital (to risk-weighted assets)	14.10%	7.00%	15.28%	8.90%	—
Tier I capital (to risk-weighted assets)	14.10	8.50	15.28	10.40	—
Total capital (to risk-weighted assets)	14.73	10.50	16.29	12.40	—
Tier I capital (to quarterly average assets) (3)	8.88	4.00	9.56	4.00	—
MUFG Union Bank:
Common Equity Tier I Capital (to risk-weighted assets)	14.47%	7.00%	15.62%	7.00%	6.50%
Tier I capital (to risk-weighted assets)	14.47	8.50	15.62	8.50	8.00
Total capital (to risk-weighted assets)	15.11	10.50	16.68	10.50	10.00
Tier I capital (to quarterly average assets) (3)	10.65	4.00	11.12	4.00	5.00

Notes:
(1)	As of December 31, 2019, the minimum capital requirement for MUFG Americas Holdings and MUFG Union Bank includes a capital conservation buffer of 2.50%.
(2)	As of December 31, 2020, the minimum capital requirement for MUFG Americas Holdings includes its standardized capital conservation buffer of 4.40%, and the requirement for MUFG Union Bank includes a capital conservation buffer of 2.50%.
(3)	Excludes certain deductions.
Management believes that, as of December 31, 2020, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.
As of December 31, 2019 and 2020, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Common Equity Tier I capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, Total capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table.
For further information, see Note 21 to our consolidated financial statements.
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
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of March 31, 2021, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥475.3 billion on a stand-alone basis represented 275.4% of the total amounts equivalent to market, counterparty credit and operational risks. Capital ratio information of Mitsubishi UFJ Morgan Stanley Securities on a consolidated basis as of March 31, 2021 is no longer disclosed following its merger with Mitsubishi UFJ Morgan Stanley PB Securities, which was the only consolidated subsidiary of Mitsubishi UFJ Morgan Stanley Securities, in August 2020. As of March 31, 2020, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥440.5 billion on a stand-alone basis represented 313.0% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥465.3 billion on a consolidated basis represented 316.2% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
For further information, see Note 21 to our consolidated financial statements.
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

	Fiscal years ended March 31,
	2020	2021
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥990	¥653
Changes attributable to contracts realized or otherwise settled during the fiscal year	(706)	20
Fair value of new contracts entered into during the fiscal year	719	359
Changes in fair values attributable to changes in valuation techniques and assumptions	—	1
Other changes in fair value, principally revaluation at end of fiscal year	(350)	(353)

Net fair value of contracts outstanding at end of fiscal year	¥653	¥680

Maturities of
Non-exchange
Traded Contracts

	As of March 31, 2021
	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥—	¥15
Maturity less than 3 years	—	728
Maturity less than 5 years	—	—
Maturity 5 years or more	—	(63)

Total fair value	¥—	¥680

C.	Research and Development, Patents and Licenses, etc.
Not applicable.

D.	Trend Information
See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

	As of March 31, 2021
	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥3,174	¥698	¥183	¥4,055
Performance guarantees	2,315	755	123	3,193
Derivative instruments	15,534	15,104	7,861	38,499
Liabilities of trust accounts	5,667	718	4,271	10,656
Other	6	34	—	40

Total guarantees	26,696	17,309	12,438	56,443

Other off-balance sheet instruments:
Commitments to extend credit	56,298	25,801	2,515	84,614
Commercial letters of credit	790	44	1	835
Commitments to make investments	25	110	146	281

Total other off-balance sheet instruments	¥57,113	¥25,955	¥2,662	¥85,730

See Note 24 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance
sheet instruments.
The contractual amounts of these guarantees and other
off-balance
sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. As of March 31, 2021, approximately 59% of these commitments have an expiration date within one year, 30% have an expiration date from one year to five years, and 11% have an expiration date after five years. Risks relating to off-balance
sheet instruments are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance
sheet arrangements in the manner described in Note 1 to our consolidated financial statements.
The fees generated specifically from
off-balance
sheet arrangements are not a dominant source of our overall fees and commissions.
Some of our
off-balance
sheet arrangements are related to activities of special purpose entities, most of which are VIEs. For further information, see Note 25 to our consolidated financial statements.

F.	Tabular Disclosure of Contractual Obligations

	As of March 31, 2021
	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual obligations:
Time deposit obligations	¥56,683	¥7,464	¥1,420	¥826	¥66,393
Estimated interest expense on time deposit obligations (1)	95	12	2	1	110
Long-term debt obligations	3,864	4,942	18,670	7,673	35,149
Financing lease obligations	8	10	2	2	22
Operating lease obligations	106	143	92	163	504
Purchase obligations	90	117	123	45	375

Total (2)(3)	¥60,846	¥12,688	¥20,309	¥8,710	¥102,553

Notes:
(1)	Contractual obligations related to estimated interest expense on time deposit obligations are calculated by applying the March 31, 2021 weighted-average interest rate on outstanding time deposits.
(2)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding as of March 31, 2021. We expect to contribute approximately ¥23.3 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2022. For further information, see Note 13 to our consolidated financial statements.
(3)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefits. The total amount of the liabilities for unrecognized tax benefits is ¥13.8 billion as of March 31, 2021. Among the liabilities for unrecognized tax benefits, it is reasonably possible that the unrecognized tax benefits will not increase or decrease during the next twelve months. For further information, see Note 8 to our consolidated financial statements.
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
Members of the Board of Directors
The following table sets forth the members of our board of directors as of June 29, 2021, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Mariko Fujii (March 9, 1955)	Member of the Board of Directors (Outside Director)	April 1977	Joined Ministry of Finance of Japan
		July 1997	Director, International Affairs and Research Division, Customs and Tariff Bureau, Ministry of Finance
		April 1999	Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo
		March 2001	Professor, Research Center for Advanced Economic Engineering, The University of Tokyo
		April 2004	Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo
		June 2014	Outside Director of Electric Power Development Co., Ltd.
		October 2015	Resigned from Professor of The University of Tokyo
Resigned from an Outside Director of Electric Power Development Co., Ltd.
Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
		June 2016	Emeritus Professor of The University of Tokyo (incumbent)
		January 2019	Retired from Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
		June 2019	Outside Director of NTT DATA CORPORATION (incumbent)
Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Keiko Honda (September 27, 1961)	Member of the Board of Directors (Outside Director)	April 1984	Joined Bain & Company Japan, Incorporated
		May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
		July 1989	Joined McKinsey & Company, Inc. Japan
		July 1999	Partner of McKinsey & Company, Inc. Japan
		July 2007	Director (Senior Partner) of McKinsey & Company, Inc. Japan
		July 2013	Executive Vice President & CEO of Multilateral Investment Guarantee Agency (World Bank Group)

Name (Date of Birth)	Position in MUFG	Business Experience
		October 2019	Retired from Multilateral Investment Guarantee Agency (World Bank Group)
		January 2020	Joined Columbia University School of International and Public Affairs as Adjunct Professor and Adjunct Senior Research Scholar (incumbent)
		March 2020	Outside Director of AGC Inc. (incumbent)
		June 2020	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Kaoru Kato (May 20, 1951)	Member of the Board of Directors (Outside Director)	April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
		July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
		April 2000	General Manager of Plant Department of NTT DoCoMo Kansai, Inc.
		June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
		July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2018	Corporate Advisor of NTT DOCOMO, INC. (incumbent)
		June 2019	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		March 2021	Non-executive Director of Kirin Holdings Company, Limited (incumbent)

Satoko Kuwabara (November 1, 1964)	Member of the Board of Directors (Outside Director)	April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Mori Sogo (currently Mori Hamada & Matsumoto)
		January 1998	Partner of Mori Hamada & Matsumoto
		June 2016	Outside Director of BANDAI NAMCO Holdings Inc. (incumbent)
		March 2020	Outside Auditor of Unicafe Inc. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
		April 2020	Partner of Gaien Partners (incumbent)
		June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha (incumbent)
		June 2021	Member of the Board of Director (Outside Director) of MUFG (incumbent)

Toby S. Myerson (July 20, 1949)	Member of the Board of Directors (Outside Director)	September 1977	Registered as an attorney at law, admitted in States of New York and California in the United States
		October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		April 1989	Managing Director of Wasserstein Perella & Co. Inc.
		November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 2014	Outside Director of BK(US) (incumbent)
		December 2016	Retired from Paul, Weiss, Rifkind, Wharton & Garrison LLP
		January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
		February 2017	Outside Director of MUAH (incumbent)
		June 2017	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Hirofumi Nomoto (September 27, 1947)	Member of the Board of Directors (Outside Director)	April 1971	Joined TOKYU CORPORATION
		April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
		April 2004	President & Representative Director of its communications Inc.
		June 2007	Director of TOKYU CORPORATION
Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
		January 2008	Managing Director of TOKYU CORPORATION
		June 2008	Senior Managing Director of TOKYU CORPORATION
		April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
		June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
		April 2011	President & Representative Director of TOKYU CORPORATION
		April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
		June 2019	President & CEO of THREE HUNDRED CLUB CO., LTD. (incumbent) Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Yasushi Shingai (January 11, 1956)	Member of the Board of Directors (Outside Director)	April 1980	Joined Japan Tobacco and Salt Public Corporation (current Japan Tobacco Inc.)
		July 2001	Vice President of Financial Planning Division of Japan Tobacco Inc.
		June 2004	Senior Vice President, Head of Finance Group of Japan Tobacco Inc.
		July 2004	Senior Vice President, Chief Financial Officer of Japan Tobacco Inc.
		June 2005	Member of the Board, Senior Vice President, and Chief Financial Officer of Japan Tobacco Inc.
		June 2006	Member of the Board of Japan Tobacco Inc.,
Executive Vice President and Deputy CEO of JT International S.A.
		June 2011	Representative Director and Executive Vice President of Japan Tobacco Inc.
		June 2014	External Board Director of Recruit Holdings Co., Ltd.
		January 2018	Member of the Board of Japan Tobacco Inc.
		March 2018	Outside Director of Asahi Group Holdings, Ltd. (incumbent)
		June 2018	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2019	Outside Director of Dai-ichi Life Holdings, Inc. (incumbent)

Koichi Tsuji (April 10, 1957)	Member of the Board of Directors (Outside Director)	October 1984	Joined Peat Marwick Mitchell & Company
		September 1988	Registered as Certified Public Accountant in Japan
		February 1989	Resident Representative, Zurich, Switzerland
		July 2004	Senior Partner of Ernst & Young ShinNihon LLC
		February 2016	Chairman and CEO of Ernst & Young ShinNihon LLC
		July 2019	Chairman & CEO of EY Japan Godo Kaisha
Member of the Board of Directors, EY Japan Co., Ltd.
		June 2021	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Tarisa Watanagase (November 30, 1949)	Member of the Board of Directors (Outside Director)	June 1975	Joined the Bank of Thailand
		January 1988	Economist, International Monetary Fund (On the Secondment)
		October 2002	Deputy Governor of the Bank of Thailand
		November 2006	Governor of the Bank of Thailand
		September 2010	Retired from the Bank of Thailand
		March 2013	Outside Director of the Siam Cement Public Company Limited (incumbent)
		June 2017	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Ritsuo Ogura (January 21, 1964)	Member of the Board of Directors	April 1986	Joined The Sanwa Bank, Limited
		June 2012	Executive Officer of BK
Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
		May 2017	Managing Executive Officer of MUFG
		April 2019	Managing Corporate Executive of MUFG
		April 2020	Managing Executive Officer of MUFG
		June 2020	Member of the Board of Directors of MUFG (incumbent)

Kenichi Miyanaga (February 25, 1960)	Member of the Board of Directors	April 1982	Joined The Toyo Trust and Banking Company, Limited
		June 2009	Executive Officer of TB
		June 2013	Director and Managing Executive Officer of TB
		June 2016	Senior Managing Executive Officer of TB
		June 2017	Director, Deputy President, and Executive Officer of TB
Managing Executive Officer of MUFG
		June 2021	Member of the Board of Directors of MUFG (incumbent)

Kanetsugu Mike (November 4, 1956)	Member of the Board of Directors Chairman (Corporate Executive)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Executive Officer of Bank of Tokyo-Mitsubishi, Ltd.
Executive Officer of Mitsubishi Tokyo Financial Group, Inc.
		May 2009	Managing Executive Officer of BK
		May 2011	Managing Executive Officer of MUFG
		June 2011	Member of the Board of Directors, Managing Executive Officer of BK
		May 2013	Senior Managing Executive Officer of BK
		October 2015	Executive Chairman of MUAH
Executive Chairman of BK(US)
		May 2016	Deputy President and Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2016	Member of the Board of Directors, Deputy President of BK
		June 2017	President & CEO of BK
Member of the Board of Directors, Deputy Chairman of MUFG
		April 2019	Member of the Board of Directors, President & Group CEO of MUFG
		April 2020	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2021	Member of the Board of Directors, Chairman of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Saburo Araki (August 6, 1957)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1981	Joined The Mitsubishi Bank, Limited
		June 2007	Executive Officer of BK
		May 2009	Executive Officer of MUFG
		May 2011	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2012	Member of the Board of Directors, Managing Executive Officer of BK
Member of the Board of Directors of MUFG
		June 2014	Managing Executive Officer of MUFG
		May 2015	Member of the Board of Directors, Senior Managing Executive Officer of BK
		June 2015	Senior Managing Corporate Executive of MUFG
		May 2016	Member of the Board of Directors, Deputy President of BK
		April 2018	President & CEO of SCHD (incumbent)
President & CEO of MUMSS (incumbent)
Deputy Chairman of MUFG
		June 2018	Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)

Iwao Nagashima (March 15, 1963)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1985	Joined The Mitsubishi Trust and Banking Corporation
		June 2011	Executive Officer of TB
		June 2013	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2015	Director and Managing Executive Officer of TB
Managing Executive Officer of TB
		June 2016	Director and Senior Managing Executive Officer of TB
		April 2019	Director, Deputy President, and Executive Officer of TB
Senior Managing Corporate Executive of MUFG
President & CEO of MU Trust Apple Planning Company, Ltd.
		April 2020	President & CEO of TB (incumbent)
Deputy Chairman of MUFG
		June 2020	Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)

Junichi Hanzawa (January 19, 1965)	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		May 2018	Managing Executive Officer of BK
		April 2019	Managing Corporate Executive of MUFG
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
		April 2021	President & CEO of BK (incumbent)
Deputy Chairman of MUFG

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2021	Member of the Board of Directors, Deputy Chairman of MUFG (incumbent)

Hironori Kamezawa (November 18, 1961)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		July 2014	Deputy CEO of Americas at BK(US)
		May 2017	Managing Corporate Executive of MUFG
		June 2017	Member of the Board of Directors, Managing Executive Officer of BK
		May 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		December 2018	CEO and Representative of the Board of Directors of Global Open Network, Inc.
		April 2019	Deputy President of MUFG
Member of the Board of Directors, Deputy President of BK
CEO and Representative of the Board of Directors of Global Open Network Japan, Inc.
		June 2019	Member of the Board of Directors, Deputy President of MUFG
		August 2019	Chairman of Global Open Network Japan, Inc.
		April 2020	Member of the Board of Directors of BK (incumbent)
Member of the Board of Directors, President & Group CEO of MUFG (incumbent)
		May 2021	Director of Morgan Stanley (incumbent)

Note:	The following abbreviations are used in the table above:
“BK”refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB”refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD”refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“BK(US)”refersto MUFG Union Bank, N.A.
“MUAH”refers to MUFG Americas Holdings Corporation.

Corporate Executives
The following table sets forth our corporate executives as of June 29, 2021, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kanetsugu Mike (November 4, 1956)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Saburo Araki (August 6, 1957)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Iwao Nagashima (March 15, 1963)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Junichi Hanzawa (January 19, 1965)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Hironori Kamezawa (November 18, 1961)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Masato Miyachi (June 14, 1960)	Senior Managing Corporate Executive (Group Head, Global Corporate & Investment Banking Business Group)	April 1984	Joined The Bank of Tokyo, Ltd.
		June 2010	Executive Officer of BK
		May 2014	Managing Executive Officer of BK
		October 2014	Managing Executive Officer of MUFG
		May 2017	Chairman of MUAH
Chairman of BK(US)
		May 2018	Senior Managing Executive Officer of BK
		June 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
		July 2018	Senior Managing Corporate Executive of MUFG (incumbent)
		April 2019	Member of the Board of Directors, Deputy President of BK (incumbent)

Takayoshi Futae (January 16, 1961)	Senior Managing Corporate Executive (Group Head, Global Commercial Banking Business Group Group Chief Operational Officer-International, or Group COO-I in charge of Overseas Business Transformation)	April 1983	Joined The Sanwa Bank, Limited
		June 2010	Executive Officer of BK
		May 2014	Managing Executive Officer of BK
		May 2016	Managing Executive Officer of MUFG
		May 2017	Senior Managing Executive Officer of BK
		April 2019	Senior Managing Corporate Executive of MUFG
Senior Managing Executive Officer of SCHD (incumbent)
		June 2019	Member of the Board of Directors, Senior Managing Executive Officer of BK
		April 2021	Member of the Board of Directors, Deputy President of BK (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Masahiro Kuwahara (November 11, 1962)	Senior Managing Corporate Executive (Group Chief Risk Officer, or CRO)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2012	Executive Officer of BK
Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		May 2019	Managing Corporate Executive of MUFG
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
		April 2020	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)
		April 2021	Member of the Board of Directors of SCHD (incumbent)

Yoshitaka Shiba (July 25, 1961)	Senior Managing Corporate Executive (Group Chief Audit Officer, or CAO) Managing Director, Head of Internal Audit Division	April 1986	Joined The Tokai Bank, Ltd.
		June 2012	Executive Officer of BK
		July 2015	Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
		April 2020	Senior Managing Corporate Executive of MUFG (incumbent)

Tetsuya Yonehana (February 10, 1964)	Senior Managing Corporate Executive (Group Chief Financial Officer, or CFO)	April 1986	Joined The Mitsubishi Trust and Banking Corporation
		June 2012	Executive Officer of TB
Executive Officer of MUFG
		June 2015	Managing Executive Officer of TB
		June 2016	Director and Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2019	Director and Senior Managing Executive Officer of TB
		April 2020	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG (incumbent)
		June 2020	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Naomi Hayashi (March 16, 1965)	Senior Managing Corporate Executive (Group Head, Japanese Corporate & Investment Banking Business Group in charge of Research & Advisory Planning Division )	April 1987	Joined The Mitsubishi Bank, Limited
		June 2013	Executive Officer of BK
Executive Officer of MUFG
		January 2017	Managing Executive Officer of BK
		May 2018	Managing Corporate Executive of MUFG
		June 2018	Member of the Board of Directors, Managing Executive Officer of BK
Member of the Board of Directors of SCHD
		April 2021	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Atsushi Miyata (March 29,1964)	Senior Managing Corporate Executive (Group Head, Retail & Commercial Banking Business Group, Head of Wealth Management Unit)	April 1987	Joined The Sanwa Bank, Limited
		June 2013	Executive Officer of BK
		May 2015	Executive Officer of MUFG
		May 2017	Managing Executive Officer of BK
		July 2018	Managing Executive Officer of MUFG
		April 2021	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG (incumbent)
		June 2021	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)

Takayuki Yasuda (June 19, 1963)	Senior Managing Corporate Executive (Group Head, Asset Management & Investor Services Business Group)	April 1987	Joined The Mitsubishi Trust and Banking Corporation
		June 2013	Executive Officer of TB
		February 2015	Executive Officer of MUFG
		June 2017	Managing Executive Officer of TB
		April 2021	Director and Senior Managing Executive Officer of TB (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Yoshifuji Shigeru (June 29, 1962)	Senior Managing Corporate Executive (Group Head, Global Markets Business Group)	April 1987	Joined The Mitsubishi Bank, Limited
		June 2012	Executive Officer of BK
Executive Officer of MUFG
		May 2016	Managing Corporate Executive of MUFG
		April 2019	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
		April 2020	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
		April 2021	Senior Managing Corporate Executive of MUFG (incumbent)

Hiroki Kameda (May 17, 1965)	Managing Corporate Executive (Group Chief Information Officer, or CIO)	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		June 2018	President & CEO of Mitsubishi UFJ Information Technology, Ltd. (incumbent)
		April 2019	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		June 2021	President & CEO of MU Business Engineering, Ltd. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hiroshi Mori (February 21,1965)	Managing Corporate Executive (Group Chief Legal Officer, or CLO)	April 1989	Joined Development Bank of Japan (currently Development Bank of Japan, Inc.)
		April 1993	Seconded to Finance Bureau of Ministry of Home Affairs
		June 2003	Seconded to Tesac Corporation, a Company under reorganization Trustee representative, Manager of Corporate Planning Department
		October 2006	Registered as attorney at law
Joined Nishimura & Asahi
		November 2010	Outside Director, USEN Corporation
		January 2012	Partner at Nishimura & Asahi
		June 2013	Substitute Auditor of KAGOME CO., LTD.
		March 2016	Outside Director, Audit & Supervisory Committee Member of KAGOME CO., LTD.
		June 2016	Outside Director, Audit & Supervisory Committee Member of SCHD
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK(incumbent)
Managing Corporate Executive of MUFG (incumbent)

Tomohiro Kimura (June 7, 1967)
Managing Corporate Executive
(Group Chief Human Resource Officer, or Group CHRO
Group Deputy Chief Digital Transformation Officer, or Group Deputy CDTO
Group Deputy Chief Information Officer or Group Deputy CIO)
		April 1990	Joined The Mitsubishi Trust and Banking Corporation
		June 2017	Executive Officer of TB
Executive Officer of MUFG
		April 2020	Director and Managing Executive Officer of TB (incumbent)
Managing Corporate Executive of MUFG (incumbent)
President & CEO of MU Trust Apple Planning Company, Ltd. (incumbent)
President & CEO of M.U.Trust Sougou Kanri Co., Ltd.
		April 2021	President & CEO of Mitsubishi UFJ Trust Systems Co., Ltd.(incumbent)

Masakazu Osawa (June 20, 1968)	Managing Corporate Executive (Group Head, Digital Service Business Group Group Chief Digital Transformation Officer, or Group CDTO)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2017	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
CEO and Representative of the Board of Directors of Global Open Network, Inc. (incumbent)
Chairman and Representative of the Board of Directors of Global Open Network Japan, Inc. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
Yutaka Miyashita (October 11, 1967)
Managing Corporate Executive
(Group Chief Strategy Officer or Group CSO (Corporate Planning Division excluding Finances & Resources Management and Global Business) in charge of Corporate Administration Division)
		April 1990	Joined The Sanwa Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2021	Managing Corporate Executive of MUFG (incumbent)

Keitaro Tsukiyama (December 7,1967)	Managing Corporate Executive (Group Chief Compliance Officer, or Group CCO)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2021	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Note:	The following abbreviations are used in the table above:
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
The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation, by MUFG and its subsidiaries during the fiscal year ended March 31, 2021 to our directors (excluding outside directors), to corporate executives and to outside directors, was ¥178 million, ¥2,439 million and ¥233 million, respectively.
The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2021 to our directors and corporate executives consisted of annual base salaries, performance-based stock compensation, cash bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executives.

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2021 to our directors (excluding outside directors) and corporate executives:

		Non-Adjustable Compensation		Adjustable Compensation
Number of Directors and Corporate Executives (1)	Aggregate Compensation	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation	Retirement Allowances (2)	Other
	(in millions)
24	¥2,617	¥1,352	¥426	¥540	¥172	¥127	¥0

Notes:
(1)	Includes the current directors and corporate executives as well as those who retired during the fiscal year ended March 31, 2021 but excludes the outside directors.
(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2021, pursuant to a one-time
shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.
The following table sets forth the details of individual compensation paid, including benefits in kind granted by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2021:

			Non-Adjustable Compensation		Adjustable Compensation
Directors	Aggregate Compensation	Paid by	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation	Retirement Allowances (2)
	(in millions)
Nobuyuki Hirano	¥237	MUFG	¥48	¥11	¥27	¥22	—
		BK	—	—	—	2	127
Kanetsugu Mike	¥169	MUFG	¥41	¥11	¥17	¥8	—
		BK	41	18	23	10	—
Saburo Araki	¥146	MUFG	¥25	¥5	¥16	¥8	—
		SCHD	13	2	27	4	—
		MUMSS	13	2	27	4	—
Iwao Nagashima	¥183	MUFG	¥35	¥7	¥31	¥10	—
		TB	35	22	33	10	—
Hironori Kamezawa	¥224	MUFG	¥65	¥43	¥69	¥24	—
		BK	18	5	—	—	—
Kenji Yabuta	¥125	MUFG	¥45	¥9	¥17	¥3	—
		BK	26	14	9	2	—
Naoki Hori	¥123	MUFG	¥41	¥9	¥17	¥3	—
		BK	23	12	10	2	—
		ACOM	6	—	—	—	—
Masato Miyachi	¥127	MUFG	¥47	¥8	¥17	¥5	—
		BK	27	10	10	3	—
Sunao Yokokawa	¥114	MUFG	¥38	¥7	¥14	¥3	—
		TB	21	19	10	2	—
Masahiro Kuwahara	¥111	MUFG	¥33	¥7	¥9	¥2	—
		BK	19	24	6	1	—
		TB	10	—	—	—	—
Yoshitaka Shiba	¥113	MUFG	¥61	¥28	¥16	¥6	—
		BK	—	—	—	2	—

Notes:	(1) The following abbreviations are used in the table above:
“BK”refers to MUFG Bank, Ltd. (or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
“TB”refers to Mitsubishi UFJ Trust and Banking Corporation. .
“SCHD”refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS”refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
“ACOM”refers to ACOM Co., Ltd.

(2)	Represents the amount of retirement allowances paid in cash during the fiscal year ended March 31, 2021, pursuant to a one-time
shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.
Annual Base Salary
Annual base salaries were paid to our directors (including outside directors) and corporate executives in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside directors) and corporate executives for the fiscal year ended March 31, 2021 was ¥1,352 million. The aggregate annual base salary paid to our outside directors for the same period was ¥233 million.
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
On May 15, 2018, the compensation committee approved additional grants under the initial performance-based stock compensation plan, which was amended in connection with the launch of MUFG’s previous medium-term business plan for the three-year period ending March 31, 2021. The trust period of the plan trust was extended until August 31, 2021, and the maximum amount of funds to be contributed to the plan trust was reset at ¥26.3 billion. The formula for determining adjustable points under the plan was also revised. In May 2018, the plan trust was funded with ¥9.6 billion in cash, and 13,049,600 shares of MUFG common stock were purchased by the trustee of the plan trust.
On May 17, 2021, the compensation committee approved new grants under the initial performance-based stock compensation plan, which was amended in connection with the launch of MUFG’s current medium-term business plan for the three-year period ending March 31, 2024. The trust period of the plan trust was extended until August 31, 2024, and the maximum amount of funds to be contributed to the plan trust was reset at ¥26.6 billion. The formula for determining adjustable points under the plan was also revised. In May 2021, the plan trust was funded with ¥8.3 billion in cash, and 13,381,500 shares of MUFG common stock were purchased by the trustee of the plan trust.
For more information on the Performance-based Stock Compensation Plans, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Cash Bonuses
We from time to time pay cash bonuses to our directors and corporate executives to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses are deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s or corporate executive’s individual performance of his or her duties as a director or corporate executive in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors is eligible to receive a cash bonus. The compensation committee determines the cash bonus for each director and corporate executive based on our financial results and his or her job performance for the preceding fiscal year as well as his or her seniority and experience. The aggregate cash bonus paid to our directors and corporate executives for the fiscal year ended March 31, 2021 was ¥540 million.
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

Pursuant to a
one-time
shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. The aggregate amount of retirement allowances paid in cash by MUFG and its subsidiaries pursuant to the one-time
shareholder approval during the fiscal year ended March 31, 2021 to our directors (excluding outside directors), to corporate auditors (excluding outside corporate auditors) and to outside directors and corporate auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥127 million, nil and nil, respectively.
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
Unless otherwise provided in the relevant Restricted Share Unit Agreement, RSUs become vested and nonforfeitable as follows:
one-third
(33 1/3%) of a grantee’s RSUs vests on May 20 of each of the three years following the date of the grant such that all of the RSUs become fully vested after three years from the grant date so long as the grantee satisfies the specified continuous service requirements and any other conditions under the applicable plan documents, subject to certain clawback and notice period provisions.
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
The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUFG Americas Holdings and the trustee. As of June 30, 2021, 108,220,888 RSUs have been granted under the plan, of which 43,554,160 RSUs were outstanding as of June 30, 2021.
For more information on the plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Share Ownership
As of July 1, 2021, our directors and corporate executives held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Mariko Fujii	—
Keiko Honda	—
Kaoru Kato	—
Satoko Kuwabara	—
Toby S. Myerson	368	*
Hirofumi Nomoto	25,000
Yasushi Shingai	—
Koichi Tsuji	—
Tarisa Watanagase	—
Ritsuo Ogura	95,534
Kenichi Miyanaga	55,478

Corporate Executives	Number of Shares Registered
Kanetsugu Mike	118,862
Saburo Araki	278,180
Iwao Nagashima	129,081
Junichi Hanzawa	58,900
Hironori Kamezawa	69,639
Masato Miyachi	17,959
Takayoshi Futae	19,684
Masahiro Kuwahara	28,000
Yoshitaka Shiba	129,403
Tetsuya Yonehana	89,922
Naomi Hayashi	14,210
Atsushi Miyata	45,297
Takayuki Yasuda	30,500
Shigeru Yoshifuji	128,500
Hiroki Kameda	56,583
Hiroshi Mori	8,285
Tomohiro Kimura	19,500
Masakazu Osawa	15,200
Yutaka Miyashita	26,400
Keitaro Tsukiyama	26,769

*	Held in the form of ADRs.
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
Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Our nominating and governance committee currently consists of five directors. The chairman of the committee is Hirofumi Nomoto, an outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Satoko Kuwabara, who are outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2020 and March 2021, the nominating and governance committee met 12 times.
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
Under the Companies Act, the audit committee must consist of at least three non-executive
directors, and the majority of its members must be outside directors. Our committee currently has six members. The chairman of the committee is Koichi Tsuji, an outside director. The other members of the committee are Keiko Honda, Kaoru Kato and Yasushi Shingai, who are outside directors, and Ritsuo Ogura and Kenichi Miyanaga, who are non-executive
directors. Between April 2020 and March 2021, the audit committee met 16 times.
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
Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Our compensation committee currently consist of five directors. The chairman of the committee is Satoko Kuwabara, an outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Hirofumi Nomoto, who are outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2020 and March 2021, the compensation committee met 6 times.
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
MUFG Corporate Governance Policies provide that the committee shall consist of directors and external experts. External experts are professionals with no prior employment relationship with any of the MUFG group companies. The committee currently has eight members. The chairperson of the committee is Mariko Fujii, an outside director. The other members of this committee are Toby S. Myerson, Yasushi Shingai and Tarisa Watanagase, who are outside directors, Yutaka Miyashita, Managing Corporate Executive and Group CSO, and Shinichi Koide, Atsushi Miyanoya and Kazuhiko Ohashi, who are external experts. Between April 2020 and March 2021, the risk committee met five times.
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

The members of the U.S. risk committee are appointed by MUFG’s board of directors after consideration of member candidates reviewed and recommended by MUFG’s risk committee and nominating and governance committee. The committee shall consist of five to eight members including members of the MUFG Americas Holdings Risk Committee, delegates from MUFG, the Chairman of the MUFG Americas Holdings Board and MUFG Americas Holdings’ CEO, with the chairperson of the committee being an outside director of MUFG Americas Holdings.
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
As of March 31, 2021, we had approximately 132,700 employees, a decrease of approximately 500 employees compared with the number of employees as of March 31,2020. In addition, as of March 31, 2021, we had approximately 30,800 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2021:

Business unit
MUFG Bank:
Retail & Commercial Banking Business Unit	16%
Japanese Corporate & Investment Banking Business Unit	3
Global Corporate & Investment Banking Business Unit	2
Global Commercial Banking Business Unit	41
Global Markets Business Unit	1
Corporate Center/Corporate Staff	17
Mitsubishi UFJ Trust and Banking:
Trust-Banking	3
Trust Assets	4
Real Estate	1
Global Markets	0
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Retail & Commercial Banking Business Unit	3
Japanese Corporate & Investment Banking Business Unit	0
Global Corporate & Investment Banking Business Unit	0
Global Markets Business Unit	1
Corporate Center/Corporate Staff	1
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	1
Systems & Systems Integration Division	0
Corporate Division	0
Others	0
Others	2

100%

Location
MUFG Bank:
Japan	25%
United States	10
Europe	2
Asia/Oceania excluding Japan	43
Other areas	0
Mitsubishi UFJ Trust and Banking:
Japan	8
United States	1
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	5
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	3
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership
The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders
Common Stock
As of March 31, 2021, we had 929,965 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2021, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue (3)
The Master Trust Bank of Japan, Ltd. (Trust account) (1)	1,065,551,700	7.84%
Custody Bank of Japan, Ltd. (Trust account) (1)	706,354,200	5.20%
SSBTC CLIENT OMNIBUS ACCOUNT	324,487,406	2.38%
Custody Bank of Japan, Ltd. (Trust account 5) (1)	206,901,600	1.52%
The Bank of New York Mellon as Depositary Bank for DR Holders (2)	191,299,292	1.40%
State Street Bank West Client-Treaty 505234	187,167,291	1.37%
Custody Bank of Japan, Ltd. (Trust account 6) (1)	183,391,100	1.35%
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company retirement benefit trust account)	175,000,000	1.28%
Custody Bank of Japan, Ltd. (Trust account7) (1)	169,184,900	1.24%
Custody Bank of Japan, Ltd. (Trust account 1) (1)	164,611,100	1.21%

Total	3,373,948,589	24.84%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our ADSs.
(3)	Numbers are truncated after two decimal points.
(4)	According to a beneficial ownership report on Schedule 13G filed with the SEC by BlackRock Inc. on January 29, 2021, BlackRock and its consolidated subsidiaries beneficially owned an aggregate of 5.3% of the outstanding shares of our common stock as of December 31, 2020. Other than as described in the table above, we have not independently confirmed this beneficial ownership information. According to a beneficial ownership report on Schedule 13G filed with the SEC by Sumitomo Mitsui Trust Holdings, Inc. on February 5, 2021, Sumitomo Mitsui Trust Holdings and its consolidated subsidiaries beneficially owned an aggregate of 5.6% of the outstanding shares of our common stock as of December 31, 2020. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
As of March 31, 2021, 1,564,272 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate executives.
As of March 31, 2021, 1,659,689,893 shares, representing 12.21% of our outstanding common stock, were owned by 375 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 191,299,292 shares, or 1.40%, of our total issued shares of common stock.
Our major shareholders do not have different voting rights.

B.	Related Party Transactions
As of March 31, 2021, we held approximately 20.2% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012. In April 2018, we entered into a sales plan with Morgan Stanley and Morgan Stanley & Co. LLC, pursuant to which we will sell portions of the shares of Morgan Stanley common stock that we hold to Morgan Stanley through Morgan Stanley & Co. LLC acting as agent for Morgan Stanley to the extent necessary to ensure that our beneficial ownership will remain below 24. 9%. In December 2020, this sales plan was suspended upon notice by Morgan Stanley to us in accordance with the terms of the plan.
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
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2021, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectability or present other unfavorable features.
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
of this Annual Report.

Pursuant to Rule
3-09
of Regulation
S-X,
the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2019 and 2020 and for the fiscal years ended December 31, 2018, 2019 and 2020, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form
10-K
filed on February 26, 2021.
Legal Proceedings
From time to time, we are involved in various litigation matters and other legal proceedings, including regulatory actions. Although the final resolution of any such matters and proceedings could have a material effect on our consolidated operating results for a particular reporting period, based on our current knowledge and consultation with legal counsel, we believe the current litigation matters and other legal proceedings, when ultimately determined, will not materially affect our results of operations or financial position. For more information, see “Item 3.D. Key Information—Risk Factors—Operational Risk—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.” and Note 26 to our consolidated financial statements.
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
Year-end
dividends in the amount of ¥12.5 per share of our common stock (in addition to interim dividends of ¥12.5 per share of our common stock) for the fiscal year ended March 31, 2021 were approved by shareholders at the ordinary general meeting of shareholders held on June 29, 2021.
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
Common Stock
As of March 31, 2021, a total of 13,581,995,120 shares of common stock (including 737,282,154 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.
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
If a foreign investor acquires our shares, and, together with parties who have a special relationship with that foreign investor, holds ten percent or more of our issued shares as a result of such acquisition, the foreign investor must file a report of such acquisition with the Minister of Finance and any other competent Minister within 45 days from such acquisition. Further, if a foreign investor acquires the right to instruct voting on shares through acquisition of ADSs or otherwise and holds, together with parties who have a special relationship with that foreign investor, the right to instruct voting on shares representing ten percent or more of the voting rights in us, the foreign investor is subject to a reporting requirement. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.
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
Multiple sets of proposed Treasury regulations and an earlier IRS notice would convert what would otherwise be passive income into non-passive
income when such income is banking income earned by an active bank. The various proposed Treasury regulations and IRS notice have different (and in some respects inconsistent) requirements for qualifying as an active bank, and for determining the banking income that may be excluded from passive income under this special rule for active banks. Moreover, the proposed Treasury regulations (some of which have been outstanding since 1994, and others of which were recently issued in 2021) will not be effective unless finalized. There can be no assurance that the proposed Treasury regulations will be finalized in their current form. Because final regulations have not been issued, the definition of banking income for purposes of the active bank exception is unclear under both the proposed Treasury regulations and the notice. Based upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2021. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2022 or any future taxable year due to changes in our income or asset composition or changes to applicable Treasury and IRS guidance (including as a result of the final regulations). In addition, a decrease in the price of our shares may also result in our becoming a PFIC. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a
“mark-to-market”
election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

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
Risk Management System
We have adopted an integrated risk management system to promote close cooperation among the holding company and group companies. The holding company and our banking and securities subsidiaries each appoint a chief risk officer and establish an independent risk management division. The board of directors of the holding company determines risk management policies for various types of risks based on the discussions at, and reports and recommendations from, committees established specially for risk management purposes. The holding company has established committees to oversee management in managing risks relevant to the Group. Following the fundamental risk management policies determined by the board of directors, each group company establishes its own systems and procedures for identifying, analyzing and managing various types of risks from both quantitative and qualitative perspectives. The holding company seeks to enhance group-wide risk identification, to integrate and improve the Group’s risk management system and related methods, to maintain asset quality, and to eliminate concentrations of specific risks.
The following diagram summarizes our integrated risk management framework:
Risk Management System

Crisis Management Framework
In order to have a clear critical response rationale and associated decision-making criteria, we have developed systems designed to ensure that our operations are not interrupted or can be restored to normal quickly in the event of a crisis such as a natural disaster, a pandemic of an infectious disease or system failure so as to minimize any disruption to customers and markets. A crisis management team within the holding company is the central coordinating body in the event of any emergency. Based on information collected from crisis management personnel at the major subsidiaries, this central body would assess the overall impact of a crisis on the Group’s business and establish task forces that could implement all countermeasures to restore full operations. We have business continuity plans to maintain continuous operational viability in the event of natural disasters, system failures and other types of emergencies. Regular training drills are conducted to upgrade the practical effectiveness of these systems. In addition, in order to effectively deal with the
COVID-19
pandemic, the Group Crisis Event Control Headquarter established by the holding company deliberates, formulates and implements basic policies and countermeasures designed to ensure that our business operations are properly maintained and we remain well positioned to respond to the needs of our customers.
We conduct a comprehensive review of our existing business continuity plan to more effectively respond to such extreme scenarios, and contemplate and implement measures to augment our current business continuity management framework, including enhancing our off-site
back-up
data storage and other information technology systems.
Implementation of Basel Standards
In determining capital ratios under the FSA guidelines implementing Basel III, we and our major banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2021. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUFG Americas Holdings has adopted a phased rollout of the Internal Ratings-Based Approach. We reflect market risk in our risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk,
or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines implementing Basel III, we reflect operational risk in our risk-weighted assets by using the Standardized Approach and the Advanced Measurement Approach.
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
Credit Risk Management System
The credit portfolios of our banking and securities subsidiaries are monitored and assessed on a regular basis by the holding company to maintain and improve asset quality. A uniform credit rating and asset evaluation and assessment system is used to ensure timely and proper evaluation of all credit risks. Under our credit risk management system, each of our subsidiaries in the banking, securities, consumer finance, and leasing businesses, manages its respective credit risk on a consolidated basis based on the attributes of the risk, while the holding company oversees and manages credit risk on an overall group-wide basis. The holding company also convenes regular committee meetings to monitor credit risk management at banking subsidiaries and to issue guidance where necessary.
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
We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2021 was subject to a variation of approximately ¥3.0 billion when TOPIX index moves one point in either direction.
We seek to manage and reduce strategic equity portfolio risk based on quantitative analysis such as the sensitivity analysis described above. The aim is to keep this risk at appropriate levels compared with Tier 1 capital while generating returns commensurate with the degree of risk exposure.
Market Risk Management
Management of market risk at MUFG aims to control our risk exposure to fluctuations in market variables across the Group while ensuring that earnings are commensurate with levels of risk.

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
As part of our market risk management activities, we use certain derivative financial instruments to manage our interest rate and currency exposures. We maintain an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. We enter into interest rate swaps and other contracts as part of our interest rate risk management strategy primarily to alter the interest rate sensitivity of our loans, investment securities and deposit liabilities. Our principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for us to manage our interest rate exposures on interest-

earning assets and interest-bearing liabilities. Interest rate contracts, which are generally non-leveraged
generic interest rate and basis swaps, options and futures, allow us to effectively manage our interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. We enter into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance
sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.
These market risk management activities are performed in accordance with the predetermined rules and procedures. The internal auditors regularly verify the appropriateness of the management controls over these activities and the risk evaluation models adopted.
Market Risk Measurement Model
Market risks consist of general risks and specific risks. General market risks result from changes in entire markets, while specific risks relate to changes in the prices of individual financial instruments which are independent of the overall direction of the market.
To measure market risks, MUFG uses the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. Since the daily variation in market risk is significantly greater than that in other types of risk, MUFG measures and manages market risk using VaR on a daily basis.
Market risk for trading and
non-trading
activities is measured using a market risk measurement model. The principal model used for these activities is a historical simulation, or HS, model (Trading activities: holding period, one business day; confidence interval, 95%; and observation period, 250 business days.
Non-trading
activities: holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days). To adapt our risk measurement more appropriately to the nature of our trading business, parameters used in our VaR measurement model for trading activities have been updated as of April 1, 2020. The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is designed to capture certain statistically infrequent movements, such as a fat tail, and accounts for the characteristics of financial instruments with non-linear
behavior. The holding company and the major banking subsidiaries also use the HS model as part of the calculation of their Basel III regulatory capital adequacy ratios.
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
Summaries of Market Risks
Trading activities
The aggregate VaR for our total trading activities as of March 31, 2021 was ¥ 1.39billion, comprising interest rate risk exposure of ¥1.33 billion, foreign exchange risk exposure of ¥0.60 billion, and equity-related risk exposure of ¥0.44 billion. Our average daily VaR for the fiscal year ended March 31, 2021 was ¥1.64 billion.
Due to the nature of trading operations which involves frequent changes in trading positions, market risk may vary substantially during and between measurement periods, depending on our trading positions.
The following tables set forth the VaR related to our trading activities using the updated parameters by risk category for the fiscal year ended March 31, 2021:

April 1, 2020—March 31, 2021	Average	Maximum (1)	Minimum (1)	March 31, 2021
	(in billions)
MUFG	¥1.64	¥2.71	¥0.92	¥1.39
Interest rate	1.34	2.67	0.80	1.33
Yen	0.94	1.96	0.54	0.89
U.S. Dollars	0.77	2.05	0.47	2.05
Foreign exchange	0.71	1.02	0.32	0.60
Equities	0.63	2.14	0.12	0.44
Commodities	0.00	0.00	0.00	0.00
Less diversification effect	(1.04)	—	—	(0.98)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 1 business day
Confidence interval: 95%
Observation period: 250 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter using the updated parameters in the fiscal year ended March 31, 2021 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2020	¥1.61
July—September 2020	1.70
October—December 2020	1.65
January—March 2021	1.59
The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2021, the revenue from our trading activities has been relatively stable, keeping positive numbers in 249 days out of 260 trading days in the period. During the same period, there were 121 days with positive revenue exceeding ¥1 billion and one day with negative revenue exceeding minus ¥1 billion.

The following tables set forth the VaR related to our trading activities using the previous parameters by risk category to enable comparison between the periods indicated:

April 1, 2019—March 31, 2020	Average	Maximum (1)	Minimum (1)	March 31, 2020
	(in billions)
MUFG	¥19.11	¥35.78	¥15.64	¥24.81
Interest rate	18.56	35.03	14.21	24.31
Yen	6.07	11.67	4.10	9.35
U.S. Dollars	7.23	11.06	4.78	7.20
Foreign exchange	4.58	7.23	2.28	5.34
Equities	1.73	7.21	0.60	2.15
Commodities	0.00	0.07	0.00	0.00
Less diversification effect	(5.76)	—	—	(6.99)

April 1, 2020—March 31, 2021	Average	Maximum (1)	Minimum (1)	March 31, 2021
	(in billions)
MUFG	¥26.18	¥33.86	¥21.97	¥26.55
Interest rate	24.91	33.01	20.26	26.25
Yen	9.20	15.64	5.85	8.40
U.S. Dollars	9.97	13.59	7.57	12.74
Foreign exchange	4.68	6.86	3.58	5.36
Equities	2.79	11.49	0.82	2.71
Commodities	0.00	0.06	0.00	0.00
Less diversification effect	(6.20)	—	—	(7.77)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business day
Confidence interval: 99%
Observation period: 701 business day

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
Non-trading
Activities
The aggregate VaR for our total
non-trading
activities as of March 31, 2021, excluding market risks related to our strategic equity portfolio, was ¥614.0 billion. Market risk related to interest rates equaled ¥468.1 billion and equities-related risk equaled ¥311.3 billion. Compared with the VaR as of March 31, 2020, we experienced a decrease in market risk during the fiscal year ended March 31, 2021, primarily due to a decrease in interest rate sensitivity, while equity related risk increased under volatile market conditions.
Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 60% of our total non-trading
activity market risks as of March 31, 2021. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2021, the yen accounted for approximately 35% while the U.S. dollar accounted for approximately 60%, and the euro approximately 5%.
For a description of our strategic equity investment risk management, see “—Risk Management of Strategic Equity Portfolio.”

The following tables set forth the VaR related to our
non-trading
activities by risk category for the periods indicated:

April 1, 2019—March 31, 2020	Average	Maximum (1)	Minimum (1)	March 31, 2020
	(in billions)
Interest rate	¥328.9	¥711.5	¥252.9	¥613.4
Yen	157.0	216.1	128.0	207.5
U.S. Dollars	187.5	502.8	109.6	412.3
Foreign exchange	4.5	6.4	3.5	6.4
Equities (2)	174.8	214.2	112.0	156.9
Less diversification effect	(157.1)	—	—	(104.0)
Total	351.1	765.2	284.9	672.7

April 1, 2020—March 31, 2021	Average	Maximum (1)	Minimum (1)	March 31, 2021
	(in billions)
Interest rate	¥442.3	¥577.0	¥364.6	¥468.1
Yen	183.4	212.4	158.8	201.4
U.S. Dollars	300.2	392.5	233.9	346.2
Foreign exchange	3.1	4.2	2.6	3.0
Equities (2)	250.9	365.2	138.2	311.3
Less diversification effect	(148.6)	—	—	(168.4)
Total	547.7	646.1	474.0	614.0

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)	The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.
The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2021 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2020	¥471.44
July—September 2020	418.62
October—December 2020	423.76
January—March 2021	456.55
Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2021 against that as of March 31, 2020, there was a 6 percentage point increase in the Japanese yen from 29% to 35%, a 2 percentage point increase in the U.S. dollar from 58% to 60%, and a 8 percentage point decrease in the euro from 13% to 5%.
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

Hypothetical losses never exceeded the VaR amount in the fiscal year ended March 31, 2021. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.
The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2021:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2021:

Stress Testing
Actual losses may exceed the value at risk obtained by the application of an HS VaR model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model. In order to complement these weaknesses of the
HS-VaR
model and measure potential losses that the model is not designed to capture, we conduct stress testing as appropriate, on our
HS-VaR
model for our
non-trading
activities by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. In addition, MUFG and its major subsidiaries measure stressed VaR for their trading activities and non-trading
activities relating to foreign exchange and commodities on an aggregate basis based on a one-year
observation period with the highest VaR at least in the immediately preceding ten years.
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
Reputation Risk Management
Reputation risk refers to the risk of harm to our corporate value arising from perceptions of our customers, shareholders, investors or other stakeholders and in the market or society that we deviate from their expectations or confidence. We recognize that such risk, if materialized, can have a material negative impact on our business and continue to work on enhancing our framework designed to appropriately manage the risk based on MUFG Way, MUFG Group Code of Conduct, and other rules and codes of the Group.
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
Compliance
Basic Policy
In April 2021, MUFG renamed its Corporate Vision as “MUFG Way” and newly defined its social purpose—the purpose of its existence, along with its shared values and medium- to long-term goal. MUFG Way serves as the group’s basic policy in conducting its business activities and provides guidelines for all group activities. Furthermore, we have established MUFG Group Code of Conduct as the guidelines for how the Group’s directors and employees act to realize the Corporate Vision, in which we have expressed our commitment to complying with laws and regulations, to acting with honesty and integrity, and to behaving in a manner that supports and strengthens the trust and confidence of society.
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
Address: Sanshikaikan Bldg. 8th Floor
1-9-4
Yurakucho,
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

Internal Audit
Role of Internal Audit
Internal Audit aims to evaluate and assist in the improvement of the effectiveness of governance, risk management and control processes with high proficiency and independence, thereby contributing to the enhancement of the corporate value of the MUFG Group and to the achievement of MUFG Way. Internal Audit covers all aspects of the Group’s business activities and discusses and evaluates the management and operational frameworks and the implementation of business operations from legal compliance, rationality and efficiency perspectives, beyond checking compliance with defined procedures.
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

Fees Waived or Paid by the Depositary
The Depositary has agreed to waive the standard
out-of-pocket
administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include the expenses relating to the delivery of annual reports, dividend fund remittances, stationery, postage and photocopying. For the fiscal year ended March 31, 2021, the Depositary waived $131,101.14 of standard out-of-pocket
expenses.
The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based and conditioned on the number of outstanding ADSs and the amount of dividend fees collected by the Depositary. For the fiscal year ended March 31, 2021, the Depositary reimbursed us $1.0 million for such expenses.

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
Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2021.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2021 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2021.
The effectiveness of our internal control over financial reporting as of March 31, 2021 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 172.

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
(Kabushiki Kaisha Mitsubishi UFJ Financial Group):
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2021, based on criteria established in
Internal Control
—
Integrated Framework
(2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in
Internal Control
—
Integrated Framework
(2013)
issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2021, of the MUFG Group and our report dated July 9, 2021, expressed an unqualified opinion on those financial statements.
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
/s/Deloitte Touche Tohmatsu LLC
Tokyo, Japan
July 9, 2021

Item 16A.	Audit Committee Financial Expert.
Our board of directors has determined that Mr. Koichi Tsuji, an outside director, is an “audit committee financial expert” as defined in Item 16A of Form
20-F
and is, and has remained since his assumption of office as a member of our audit committee, “independent” as defined in the listing standards of the NYSE. Mr. Tsuji has spent most of his professional carrier as a certified public accountant in Japan, auditing Japanese corporations, including those registered with the U.S. Securities and Exchange Commission. Mr. Tsuji is also the chair of our audit committee.

Item 16B.	Code of Ethics.
We have adopted a code of ethics, which consists of internal rules named MUFG Group Code of Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The MUFG Group Code of Conduct was most recently amended on April 1, 2021 primarily to add details relating to adherence to laws and rules and prevention of financial crimes and also to streamline explanations. A copy of the MUFG Group Code of Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form
20-F)
is attached as Exhibit 11 to this Annual Report.
No waivers of the MUFG Group Code of Conduct or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2021.

Item 16C.	Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu LLC
The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2020 and 2021 are presented in the following table:

	2020	2021
	(in millions)
Audit fees	¥8,564	¥8,873
Audit-related fees	249	255
Tax fees	117	85
All other fees	420	54

Total	¥9,350	¥9,267

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
All other fees
—All other fees primarily include fees for system advisory services.

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
of Regulation
S-X,
which provides for an exception to the general requirement for pre-approval
in certain circumstances, were less than 0.1% of the total fees paid to Deloitte Touche Tohmatsu LLC for each of the fiscal years ended March 31, 2020 and 2021.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Issuer Purchases of Common Stock

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2020	1,799	¥413.13	—	—
May 1 to May 31, 2020	1,372	418.83	—	—
June 1 to June 30, 2020	1,616	449.13	—	—
July 1 to July 31, 2020	2,929	421.27	—	—
August 1 to August 31, 2020	1,674	421.65	—	—
September 1 to September 30, 2020	2,066	440.97	—	—
October 1 to October 31, 2020	2,710	423.82	—	—
November 1 to November 30, 2020	2,377	442.53	—	—
December 1 to December 31, 2020	3,572	452.66	—	—
January 1 to January 31, 2021	2,619	480.64	—	—
February 1 to February 28, 2021	2,550	517.49	—	—
March 1 to March 31, 2021	3,315	596.38	—	—

Total	28,599	¥463.90	—	—

Notes:
(1)	The shares purchased were shares constituting less than one unit (100 shares) purchased from registered holders of the shares and shares purchased pursuant to applicable Japanese law from shareholders who have not responded to communications sent to their registered addresses for five consecutive years or more and by whom dividend payments have not been received for five consecutive years, each at the current market price.
We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2021.
In May 2021, 13,381,500 shares were purchased by the trustee of the trust for the initial performance-based stock compensation plan. In connection with the MUFG Americas Holdings Corporation Stock Bonus Plan, 10,692,469 ADSs were purchased by the trustee of the independent trust between April 1, 2019 and March 31, 2020. For descriptions of our stock compensation and bonus plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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
The Tokyo Stock Exchange rules require listed companies, including us, to identify at least one individual who the company believes is unlikely to have a conflict of interest with general shareholders and have such individual serve as an independent director or outside corporate auditor. The Companies Act requires any listed company to have an outside director.
Further, a listed company with fewer than two outside directors who are considered independent based on such internal standards as the company establishes pursuant to the Tokyo Stock Exchange requirements must publicly disclose the reason for not having at least two such directors on its board of directors. In addition, if a listed company determines that at least one-third
of the members of its board of directors should be independent outside directors, the listed company must disclose its policy relating to the determination. We have adopted and made public our corporate governance policy providing, among other things, that, in general, half of the members of our board of directors will be independent outside directors. The Tokyo Stock Exchange is expected to restructure its stock market into three new market segments in April 2022, namely, Prime Market, Standard Market and Growth Market. A stricter standard is expected to be applied to those companies to be listed on the Prime Market, requiring at least one-third (or majority if necessary) of the members of their respective boards of directors to be independent outside directors.
2. A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors.
Under the Companies Act, we are required to have an audit committee consisting of at least three non-executive
directors, and the majority of its members must be outside directors. Currently, our audit committee consists of four outside directors and two
non-executive
directors. Our audit committee satisfies the requirements of Rule
10A-3
under the U.S. Securities Exchange Act of 1934, including the independence requirements thereunder.”
3. A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.
Under the Companies Act, we are required to have a compensation committee consisting of at least three directors, and the majority of its members must be outside directors. Currently, our compensation committee consists of five directors, four of whom are outside directors. Further, starting in April 2022, a stricter standard is expected be applied to those companies to be listed on the Prime Market of the Tokyo Stock Exchange, requiring the majority of compensation committee members to be in principle independent outside directors.
4. A NYSE-listed U.S. company must have a nominating or corporate governance committee composed entirely of independent directors.
Under the Companies Act, we are required to have a nominating committee consisting of at least three directors, and the majority of its members must be outside directors. Currently, our nominating committee, which we call the nominating and governance committee, consists of five directors, four of whom are outside directors. Further, starting in April 2022, a stricter standard is expected to be applied to those companies to be listed on the Prime Market of the Tokyo Stock Exchange, requiring the majority of nominating committee members to be in principle independent outside directors.
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
Our corporate governance policies, which are called the “MUFG Corporate Governance Policies,” are based on applicable home-country rules, particularly the Tokyo Stock Exchange rules, which require listed companies, such as us, to adopt a corporate governance code setting forth fundamental principles designed to establish an effective corporate governance system or explain in their corporate governance reports the reasons for not adopting such a code. We disclose these policies on our website. The Tokyo Stock Exchange rules regarding corporate governance are expect to become stricter for companies to be listed on the Prime Market starting in April 2022, including without limitation those discussed in 1, 3 and 4 above.
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
Pursuant to Rule
3-09
of Regulation
S-X,
the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2019 and 2020 and for the fiscal years ended December 31, 2018, 2019 and 2020, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on
Form 10-K
filed on February 26, 2021.

Item 19.	Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on July 6, 2018 (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2021 (English translation)

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English Translation)**

1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

2(a)	Form of American Depositary Receipt*

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder*

2(c)	Description of Securities

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

Exhibit	Description

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)

15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2021***

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2021****

99(c)	Financial Statements and Supplementary Data of Morgan Stanley*****

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2021, has been formatted in Inline XBRL

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**	Incorporated by reference to our registration statement on Form S-8 (File No. 333-230590) filed on March 29, 2019.
***	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-242048) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-242048) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****	Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 26, 2021.

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

I.     Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential
Average Balance Sheets, Interest and Average Rates
The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2019, 2020 and 2021. Average balances are generally based on a daily average while a month-end
average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Fiscal years ended March 31,
	2019			2020			2021
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥32,727,743	¥31,287	0.10%	¥30,349,122	¥31,578	0.10%	¥38,009,750	¥33,413	0.09%
Foreign	9,025,391	152,040	1.68	8,268,196	135,689	1.64	9,905,602	23,142	0.23

Total	41,753,134	183,327	0.44	38,617,318	167,267	0.43	47,915,352	56,555	0.12

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	6,429,788	5,920	0.09	8,170,312	4,624	0.06	8,772,553	(3,232)	(0.04)
Foreign	7,594,119	149,788	1.97	10,339,632	252,973	2.45	9,894,459	86,459	0.87

Total	14,023,907	155,708	1.11	18,509,944	257,597	1.39	18,667,012	83,227	0.45

Trading account assets:
Domestic	5,204,308	31,284	0.60	7,305,805	29,108	0.40	9,641,674	38,554	0.40
Foreign	19,467,632	468,440	2.41	22,242,975	460,734	2.07	22,805,949	334,646	1.47

Total	24,671,940	499,724	2.03	29,548,780	489,842	1.66	32,447,623	373,200	1.15

Investment securities (1) :
Domestic	35,073,801	202,755	0.58	34,535,660	200,330	0.58	43,679,522	141,557	0.32
Foreign	7,782,349	195,448	2.51	8,623,509	214,175	2.48	8,568,989	156,703	1.83

Total	42,856,150	398,203	0.93	43,159,169	414,505	0.96	52,248,511	298,260	0.57

Loans (2) :
Domestic	65,843,445	777,306	1.18	64,897,973	732,783	1.13	68,785,326	618,678	0.90
Foreign	52,258,780	1,799,111	3.44	51,550,492	1,865,149	3.62	48,852,657	1,322,076	2.71

Total	118,102,225	2,576,417	2.18	116,448,465	2,597,932	2.23	117,637,983	1,940,754	1.65

Total interest-earning assets:
Domestic	145,279,085	1,048,552	0.72	145,258,872	998,423	0.69	168,888,825	828,970	0.49
Foreign	96,128,271	2,764,827	2.88	101,024,804	2,928,720	2.90	100,027,656	1,923,026	1.92

Total	241,407,356	3,813,379	1.58	246,283,676	3,927,143	1.59	268,916,481	2,751,996	1.02

Non-interest-earning assets:
Cash and due from banks	33,631,665			32,929,678			42,417,354
Other non-interest-earning assets	46,952,826			46,962,448			45,669,470
Allowance for credit losses	(699,000)			(675,353)			(1,010,734)

Total non-interest-earning assets	79,885,491			79,216,773			87,076,090

Total assets	¥321,292,847			¥325,500,449			¥355,992,571

Notes:
(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an insignificant amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2019			2020			2021
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥124,661,909	¥67,948	0.05%	¥124,294,925	¥77,143	0.06%	¥135,662,556	¥35,308	0.03%
Foreign	41,945,626	649,418	1.55	45,216,271	758,938	1.68	47,092,772	294,084	0.62

Total	166,607,535	717,366	0.43	169,511,196	836,081	0.49	182,755,328	329,392	0.18

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	17,201,589	188,009	1.09	17,245,242	137,759	0.80	18,084,898	39,725	0.22
Foreign	9,204,904	149,536	1.62	10,502,391	222,893	2.12	11,000,681	52,888	0.48

Total	26,406,493	337,545	1.28	27,747,633	360,652	1.30	29,085,579	92,613	0.32

Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	5,777,333	13,576	0.23	6,025,686	20,557	0.34	16,025,141	26,464	0.17
Foreign	7,184,301	141,697	1.97	7,542,997	144,350	1.91	6,209,147	45,939	0.74

Total	12,961,634	155,273	1.20	13,568,683	164,907	1.22	22,234,288	72,403	0.33

Long-term debt:
Domestic	25,558,707	234,603	0.92	25,313,006	237,995	0.94	29,205,636	181,679	0.62
Foreign	3,108,828	73,194	2.35	2,721,002	84,709	3.11	2,632,097	71,815	2.73

Total	28,667,535	307,797	1.07	28,034,008	322,704	1.15	31,837,733	253,494	0.80

Total interest-bearing liabilities:
Domestic	173,199,538	504,136	0.29	172,878,859	473,454	0.27	198,978,231	283,176	0.14
Foreign	61,443,659	1,013,845	1.65	65,982,661	1,210,890	1.84	66,934,697	464,726	0.69

Total	234,643,197	1,517,981	0.65	238,861,520	1,684,344	0.71	265,912,928	747,902	0.28

Non-interest-bearing liabilities	70,572,971			71,221,044			74,398,116

Total equity	16,076,679			15,417,885			15,681,527

Total liabilities and equity	¥321,292,847			¥325,500,449			¥355,992,571

Net interest income and interest rate spread		¥2,295,398	0.93%		¥2,242,799	0.88%		¥2,004,094	0.74%

Net interest income as a percentage of total interest-earning assets			0.95%			0.91%			0.75%

The percentage of total average assets attributable to foreign activities was 36.8%, 38.1% and 33.6%, respectively, for the fiscal years ended March 31, 2019, 2020 and 2021.
The percentage of total average liabilities attributable to foreign activities was 37.0%, 38.2% and 33.8%, respectively, for the fiscal years ended March 31, 2019, 2020 and 2021.

Analysis of Net Interest Income
The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019, and the fiscal year ended March 31, 2021 compared to the fiscal year ended March 31, 2020.

	Fiscal year ended March 31, 2019 versus fiscal year ended March 31, 2020			Fiscal year ended March 31, 2020 versus fiscal year ended March 31, 2021
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume (1)	Rate (1)		Volume (1)	Rate (1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥(2,365)	¥2,656	¥291	¥7,205	¥(5,370)	¥1,835
Foreign	(12,504)	(3,847)	(16,351)	22,548	(135,095)	(112,547)

Total	(14,869)	(1,191)	(16,060)	29,753	(140,465)	(110,712)

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1,348	(2,644)	(1,296)	317	(8,173)	(7,856)
Foreign	61,973	41,212	103,185	(10,452)	(156,062)	(166,514)

Total	63,321	38,568	101,889	(10,135)	(164,235)	(174,370)

Trading account assets:
Domestic	10,311	(12,487)	(2,176)	9,340	106	9,446
Foreign	62,079	(69,785)	(7,706)	11,389	(137,477)	(126,088)

Total	72,390	(82,272)	(9,882)	20,729	(137,371)	(116,642)

Investment securities (2) :
Domestic	(3,120)	695	(2,425)	44,264	(103,037)	(58,773)
Foreign	20,913	(2,186)	18,727	(1,346)	(56,126)	(57,472)

Total	17,793	(1,491)	16,302	42,918	(159,163)	(116,245)

Loans:
Domestic	(11,041)	(33,482)	(44,523)	41,862	(155,967)	(114,105)
Foreign	(24,645)	90,683	66,038	(93,380)	(449,693)	(543,073)

Total	(35,686)	57,201	21,515	(51,518)	(605,660)	(657,178)

Total interest income:
Domestic	(4,867)	(45,262)	(50,129)	102,988	(272,441)	(169,453)
Foreign	107,816	56,077	163,893	(71,241)	(934,453)	(1,005,694)

Total	¥102,949	¥10,815	¥113,764	¥31,747	¥(1,206,894)	¥(1,175,147)

Notes:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2019 versus fiscal year ended March 31, 2020			Fiscal year ended March 31, 2020 versus fiscal year ended March 31, 2021
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume (1)	Rate (1)		Volume (1)	Rate (1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥(201)	¥9,396	¥9,195	¥6,498	¥(48,333)	¥(41,835)
Foreign	52,686	56,834	109,520	30,270	(495,124)	(464,854)

Total	52,485	66,230	118,715	36,768	(543,457)	(506,689)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	476	(50,726)	(50,250)	6,401	(104,435)	(98,034)
Foreign	23,113	50,244	73,357	10,102	(180,107)	(170,005)

Total	23,589	(482)	23,107	16,503	(284,542)	(268,039)

Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	607	6,374	6,981	20,687	(14,780)	5,907
Foreign	6,943	(4,290)	2,653	(22,022)	(76,389)	(98,411)

Total	7,550	2,084	9,634	(1,335)	(91,169)	(92,504)

Long-term debt:
Domestic	(2,271)	5,663	3,392	32,729	(89,045)	(56,316)
Foreign	(9,952)	21,467	11,515	(2,696)	(10,198)	(12,894)

Total	(12,223)	27,130	14,907	30,033	¥(99,243)	¥(69,210)

Total interest expense:
Domestic	(1,389)	(29,293)	(30,682)	66,315	¥(256,593)	(190,278)
Foreign	72,790	124,255	197,045	15,654	(761,818)	(746,164)

Total	¥71,401	¥94,962	¥166,363	¥81,969	¥(1,018,411)	¥(936,442)

Net interest income:
Domestic	¥(3,478)	¥(15,969)	¥(19,447)	¥36,673	¥(15,848)	¥20,825
Foreign	35,026	(68,178)	(33,152)	(86,895)	(172,635)	(259,530)

Total	¥31,548	¥(84,147)	¥(52,599)	¥(50,222)	¥(188,483)	¥(238,705)

Note:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio
The following table shows information as to the value of our
Available-for-sale
debt securities,
Held-to-maturity
debt securities, and Marketable equity securities at March 31, 2019, 2020 and 2021:

	At March 31,
	2019			2020			2021
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions)
Available-for-sale debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥23,748,558	¥24,077,696	¥329,138	¥23,308,538	¥23,462,879	¥154,341	¥35,166,245	¥35,273,211	¥106,966
Corporate bonds	988,137	999,707	11,570	1,090,442	1,099,328	8,886	982,214	991,039	8,825
Other securities	3,377,266	3,402,696	25,430	4,064,659	4,080,746	16,087	5,233,649	5,246,547	12,898

Total domestic	28,113,961	28,480,099	366,138	28,463,639	28,642,953	179,314	41,382,108	41,510,797	128,689

Foreign:
U.S. Treasury and other U.S. government agencies bonds	1,722,943	1,710,328	(12,615)	1,994,173	2,086,763	92,590	1,805,518	1,873,019	67,501
Other government and official institution bonds	925,931	931,091	5,160	941,937	950,725	8,788	1,048,519	1,053,944	5,425
Mortgage-backed securities	1,138,101	1,115,714	(22,387)	1,063,983	1,064,787	804	1,096,412	1,133,253	36,841
Other securities	1,273,551	1,281,271	7,720	1,444,035	1,454,975	10,940	1,531,288	1,546,800	15,512

Total foreign	5,060,526	5,038,404	(22,122)	5,444,128	5,557,250	113,122	5,481,737	5,607,016	125,279

Total	¥33,174,487	¥33,518,503	¥344,016	¥33,907,767	¥34,200,203	¥292,436	¥46,863,845	¥47,117,813	¥253,968

Held-to-maturity debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,100,701	¥1,142,320	¥41,619	¥1,100,574	¥1,130,430	¥29,856	¥1,100,447	¥1,123,480	¥23,033

Total domestic	1,100,701	1,142,320	41,619	1,100,574	1,130,430	29,856	1,100,447	1,123,480	23,033

Foreign:
U.S. Treasury and other U.S. government agencies bonds	138,731	138,712	(19)	148,927	148,318	(609)	233,883	233,350	(533)
Other government and official institution bonds	—	—	—	2,628	2,791	163	—	—	—
Mortgage-backed securities	1,071,257	1,051,135	(20,122)	883,281	893,423	10,142	522,774	546,210	23,436
Asset-backed securities	2,131,212	2,120,780	(10,432)	2,030,371	2,002,932	(27,439)	2,046,659	2,036,103	(10,556)

Total foreign	3,341,200	3,310,627	(30,573)	3,065,207	3,047,464	(17,743)	2,803,316	2,815,663	12,347

Total	¥4,441,901	¥4,452,947	¥11,046	¥4,165,781	¥4,177,894	¥12,113	¥3,903,763	¥3,939,143	¥35,380

Marketable equity securities:
Domestic:
Marketable equity securities	—	¥6,331,815	—	—	¥4,740,188	—	—	¥5,716,702	—

Total domestic	—	6,331,815	—	—	4,740,188	—	—	5,716,702	—

Foreign:
Marketable equity securities	—	26,728	—	—	28,130	—	—	42,790	—

Total foreign	—	26,728	—	—	28,130	—	—	42,790	—

Total	—	¥6,358,543	—	—	¥4,768,318	—	—	¥5,759,492	—

Nonmarketable equity securities presented in Equity securities in the accompanying consolidated financial statements were primarily carried at cost of ¥591,237 million, ¥576,977 million and ¥417,859 million, at March 31, 2019, 2020 and 2021, respectively. The corresponding fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Equity securities were carried at fair value of ¥27,820 million, ¥39,963 million and ¥45,569 million, at March 31, 2019, 2020 and 2021, respectively.

The following table presents the book values, maturities and weighted average yields of
Available-for-sale
debt securities and
Held-to-maturity
debt securities at March 31, 2021. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥22,972,078	0.03%	¥3,803,768	0.12%	¥4,534,262	0.21%	¥3,963,103	0.67%	¥35,273,211	0.14%
Corporate bonds	217,839	0.13	632,369	0.16	103,568	0.42	37,263	0.50	991,039	0.19
Other securities	668,132	0.03	1,409,546	0.23	2,460,633	0.16	708,236	0.23	5,246,547	0.17

Total domestic	23,858,049	0.03	5,845,683	0.15	7,098,463	0.20	4,708,602	0.60	41,510,797	0.14

Foreign:
U.S. Treasury and other U.S. government agencies bonds	198,875	1.93	672,375	2.21	985,115	2.19	16,654	1.24	1,873,019	2.16
Other government and official institution bonds	343,761	2.19	686,038	2.09	23,573	3.39	572	3.78	1,053,944	2.15
Mortgage-backed securities	—	—	6,704	2.12	279,943	2.14	846,606	2.19	1,133,253	2.18
Other securities	414,636	1.79	918,883	2.59	162,619	2.35	50,662	1.73	1,546,800	2.32

Total foreign	957,272	1.96	2,284,000	2.33	1,451,250	2.22	914,494	2.15	5,607,016	2.21

Total	¥24,815,321	0.11%	¥8,129,683	0.76%	¥8,549,713	0.53%	¥5,623,096	0.85%	¥47,117,813	0.38%

Held-to-maturity debt securities:
Domestic:
Japanese national government and Japanese government agency bonds	¥—	—%	¥1,100,447	0.51%	¥—	—%	¥—	—%	¥1,100,447	0.51%

Total domestic	—	—	1,100,447	0.51	—	—	—	—	1,100,447	0.51

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	—	—	45,644	2.12	188,239	1.62	233,883	1.72
Mortgage-backed securities	—	—	64,067	2.22	67,793	2.31	390,914	2.64	522,774	2.55
Asset-backed securities	14,562	0.45	15,445	0.77	713,396	0.91	1,303,256	1.13	2,046,659	1.04

Total foreign	14,562	0.45	79,512	1.94	826,833	1.09	1,882,409	1.49	2,803,316	1.38

Total	¥14,562	0.45%	¥1,179,959	0.61%	¥826,833	1.09%	¥1,882,409	1.49%	¥3,903,763	1.13%

Other than U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of the individual issuers held in our investment securities portfolio exceeded 10% of the consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2021.

III.	Loan Portfolio
The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and industry of the borrower at March 31 for each of the five fiscal years ended March 31, 2021. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2017	2018	2019	2020	2021
	(in millions)
Domestic:
Manufacturing	¥11,796,803	¥10,876,625	¥11,153,996	¥11,448,778	¥13,133,360
Construction	819,262	781,262	717,664	733,212	763,958
Real estate	11,622,372	11,763,769	11,706,419	12,054,671	11,997,301
Services	2,549,300	2,689,086	2,653,191	2,585,111	2,908,975
Wholesale and retail	7,970,579	7,989,080	7,643,397	7,504,561	7,766,070
Banks and other financial institutions (1)	5,223,906	4,818,364	5,213,020	5,161,093	6,443,296
Communication and information services	1,634,584	1,551,533	1,510,596	1,572,344	1,407,738
Other industries	8,898,712	8,939,291	8,756,483	8,673,871	8,838,718
Consumer	16,491,010	16,287,332	15,802,024	15,319,721	15,066,986

Total domestic	67,006,528	65,696,342	65,156,790	65,053,362	68,326,402

Foreign:
Governments and official institutions	1,037,795	920,538	841,695	726,347	655,367
Banks and other financial institutions (1)	13,844,964	12,851,570	11,641,373	11,788,225	10,649,029
Commercial and industrial	30,279,641	30,591,173	31,951,169	32,565,030	29,574,176
Other	6,334,551	7,270,928	7,597,502	8,404,062	6,822,771

Total foreign	51,496,951	51,634,209	52,031,739	53,483,664	47,701,343

Total	118,503,479	117,330,551	117,188,529	118,537,026	116,027,745
Unearned income, unamortized premiums—net and deferred loan fees—net	(288,507)	(294,656)	(304,588)	(350,287)	(308,882)

Total (2)	¥118,214,972	¥117,035,895	¥116,883,941	¥118,186,739	¥115,718,863

Notes:
(1)	Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥185,940 million, ¥226,923 million, ¥291,794 million, ¥344,790 million and ¥353,095 million at March 31, 2017, 2018, 2019, 2020 and 2021, respectively, which are carried at the lower of cost or fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates
The following table shows the maturities of our loan portfolio at March 31, 2021:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥6,791,586	¥4,081,940	¥2,259,834	¥13,133,360
Construction	394,730	267,815	101,413	763,958
Real estate	2,572,698	4,458,503	4,966,100	11,997,301
Services	1,290,437	1,127,387	491,151	2,908,975
Wholesale and retail	5,417,809	1,578,268	769,993	7,766,070
Banks and other financial institutions	3,878,557	1,780,739	784,000	6,443,296
Communication and information services	364,682	906,526	136,530	1,407,738
Other industries	4,877,299	2,182,011	1,779,408	8,838,718
Consumer	2,056,352	3,024,685	9,985,949	15,066,986

Total Domestic	27,644,150	19,407,874	21,274,378	68,326,402

Foreign	21,179,115	16,101,709	10,420,519	47,701,343

Total	¥48,823,265	¥35,509,583	¥31,694,897	¥116,027,745

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2021 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥19,901,638	¥5,309,349	¥25,210,987
Floating or adjustable rate	20,780,614	21,212,879	41,993,493

Total	¥40,682,252	¥26,522,228	¥67,204,480

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2021, based on the domicile and type of industry of the borrowers:

	At March 31,
	2017	2018	2019	2020	2021
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥185,124	¥77,188	¥65,921	¥93,798	¥251,815
Construction	15,248	10,922	9,877	8,558	6,521
Real estate	50,142	37,853	26,513	30,449	86,979
Services	38,977	31,733	27,115	52,182	89,552
Wholesale and retail	131,545	108,639	94,990	94,440	100,889
Banks and other financial institutions	2,432	1,145	898	994	689
Communication and information services	18,711	13,815	11,955	10,539	10,086
Other industries	10,352	37,677	26,110	20,766	9,764
Consumer	161,680	149,491	143,668	136,181	138,331

Total domestic	614,211	468,463	407,047	447,907	694,626

Foreign:
Governments and official institutions	—	—	—	34	155
Banks and other financial institutions	5,902	1,716	1,160	443	10,562
Commercial and industrial	301,685	215,601	219,669	255,214	393,592
Other	64,834	67,869	78,780	100,628	123,468

Total foreign	372,421	285,186	299,609	356,319	527,777

Total	¥986,632	¥753,649	¥706,656	¥804,226	¥1,222,403

Restructured loans:
Domestic	¥682,041	¥557,368	¥511,151	¥492,566	¥543,372
Foreign	158,784	137,674	127,931	172,549	167,524

Total	¥840,825	¥695,042	¥639,082	¥665,115	¥710,896

Accruing loans contractually past due 90 days or more:
Domestic	¥37,650	¥17,356	¥13,621	¥11,148	¥15,822
Foreign (1)	3,430	2,408	2,778	2,339	4,717

Total	¥41,080	¥19,764	¥16,399	¥13,487	¥20,539

Total (2)	¥1,868,537	¥1,468,455	¥1,362,137	¥1,482,828	¥1,953,838

Note:
(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥1,514 million, ¥549 million, ¥234 million, ¥74 million and nil of Federal Deposit Insurance Corporation (“FDIC”) covered loans held by MUFG Americas Holdings which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2017, 2018, 2019, 2020 and 2021, respectively.
Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2021 was approximately ¥34.5 billion, of which ¥15.0 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2021 was approximately ¥37.2 billion, of which ¥19.8 billion was included in the results of operations for the fiscal year.

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
We had no cross-border outstandings to borrowers domiciled in a foreign country which in total exceeded 0.75% of our consolidated total assets at March 31, 2019, 2020. The following table sets forth our cross-border outstandings for the country in which total were between 0.75% and 1% of consolidated total assets at March 31, 2021.

	Cross-border outstandings	Percentage of total assets
	(in millions, except percentage)
Cayman Islands	¥2,830,846	0.80%
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
Loan Concentrations
At March 31, 2021, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10 % of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.
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

IV.	Summary of Loan Loss Experience
The following table shows an analysis of our loan loss experience by industry of the borrower for each of the five fiscal years ended March 31, 2021:

	Fiscal years ended March 31,
	2017	2018	2019	2020	2021
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,111,130	¥1,182,188	¥764,124	¥658,184	¥809,540
Effect of adopting new guidance on measurement of credit losses on financial instruments (2)	—	—	—	—	323,704
Provision for (reversal of) credit losses	253,688	(240,847)	34,330	321,713	484,210
Charge-offs:
Domestic:
Manufacturing	30,549	10,621	10,525	9,923	4,132
Construction	647	789	992	300	208
Real estate	2,318	1,305	619	2,584	4,625
Services	5,225	1,867	4,207	6,533	4,879
Wholesale and retail	17,402	20,979	20,901	12,529	3,873
Banks and other financial institutions	—	650	2,523	12	154
Communication and information services	2,903	1,254	11,309	1,370	375
Other industries	767	29,839	2,758	596	1,392
Consumer	22,877	26,786	24,795	28,791	28,443

Total domestic	82,688	94,090	78,629	62,638	48,081
Total foreign	131,070	138,019	95,412	180,497	242,425

Total	213,758	232,109	174,041	243,135	290,506

Recoveries collected:
Domestic	21,954	22,261	15,467	24,838	10,189
Foreign	21,995	28,849	28,650	39,020	34,893

Total	43,949	51,110	44,117	63,858	45,082

Net charge-offs	169,809	180,999	129,924	179,277	245,424
Other (1)	(12,821)	3,782	(10,346)	8,920	(23,639)

Allowance for credit losses at end of fiscal year	¥1,182,188	¥764,124	¥658,184	¥809,540	¥1,348,391

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥416,221	¥387,250	¥303,719	¥303,867	¥402,784

Balance at end of fiscal year	¥387,250	¥303,719	¥303,867	¥402,784	¥675,597

Provision for credit losses	¥92,689	¥21,889	¥77,338	¥231,831	¥274,808

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.14%	0.15%	0.11%	0.15%	0.21%

Notes:
(1)	Other principally includes losses (gains) from foreign exchange translation.
(2)	For more information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The following table shows an allocation of our allowance for credit losses at March 31 for each of the five fiscal years ended March 31, 2021:

	At March 31,
	2017		2018		2019		2020		2021
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥409,018	9.95%	¥179,799	9.27%	¥108,463	9.52%	¥146,281	9.66%	¥178,960	11.32%
Construction	12,097	0.69	7,934	0.67	6,856	0.61	5,671	0.62	5,603	0.66
Real estate	33,579	9.81	21,062	10.03	15,664	9.99	15,244	10.17	92,972	10.34
Services	42,023	2.15	29,518	2.29	24,473	2.26	45,202	2.18	86,680	2.51
Wholesale and retail	138,119	6.73	99,985	6.81	93,112	6.52	93,636	6.33	103,770	6.69
Banks and other financial institutions	14,732	4.41	7,636	4.11	6,198	4.45	5,932	4.35	31,597	5.55
Communication and information services	13,902	1.38	17,300	1.32	8,327	1.29	7,327	1.33	9,648	1.21
Other industries	25,156	7.50	13,543	7.62	15,398	7.47	15,055	7.32	34,195	7.62
Consumer	106,312	13.92	80,238	13.88	75,271	13.49	72,408	12.93	129,369	12.99
Foreign:
Governments and official institutions	25,098	0.88	751	0.78	367	0.72	369	0.61	913	0.56
Banks and other financial institutions	20,717	11.68	10,452	10.95	6,970	9.93	10,117	9.94	28,273	9.18
Commercial and industrial	263,429	25.55	197,653	26.07	196,237	27.27	250,438	27.47	397,239	25.49
Other	78,006	5.35	94,863	6.20	100,293	6.48	141,860	7.09	249,172	5.88
Unallocated	—	—	3,390	—	555	—	—	—	—	—

Total	¥1,182,188	100.00%	¥764,124	100.00%	¥658,184	100.00%	¥809,540	100.00%	¥1,348,391	100.00%

Allowance as a percentage of loans	1.00%		0.65%		0.56%		0.68%		1.17%
Allowance as a percentage of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more	63.27%		52.04%		48.32%		54.59%		69.01%
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
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2019, 2020 and 2021:

	Fiscal years ended March 31,
	2019		2020		2021
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥24,429,358	—%	¥25,243,586	—%	¥29,531,551	—%
Interest-bearing demand deposits	80,318,814	0.05	81,846,344	0.07	93,175,326	0.01
Deposits at notice	1,658,467	0.01	1,413,584	0.00	1,575,097	0.00
Time deposits	40,670,338	0.07	39,291,672	0.04	39,404,132	0.07
Certificates of deposit	2,014,290	0.01	1,743,325	0.01	1,508,001	0.01
Foreign offices:
Non-interest-bearing demand deposits	5,356,424	—	5,037,045	—	5,654,123	—
Interest-bearing deposits, principally time deposits and certificates of deposit	41,945,626	1.55	45,216,271	1.68	47,092,772	0.62

Total	¥196,393,317		¥199,791,827		¥217,941,002

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.
The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2019, 2020 and 2021 were ¥820,311 million, ¥775,125 million and ¥720,283 million, respectively.
At March 31, 2021, the balances and remaining maturities of time deposits and certificates of deposit (“CDs”) issued by domestic offices in amounts of ¥10 million (approximately U.S.$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2021) or more and total foreign deposits issued in amounts of U.S.$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥6,575,184	¥1,015,528	¥7,590,712
Over three months through six months	3,780,634	85,195	3,865,829
Over six months through twelve months	10,492,679	150,926	10,643,605
Over twelve months	3,064,780	55,000	3,119,780

Total	¥23,913,277	¥1,306,649	¥25,219,926

Foreign offices			¥23,673,512

VI	Short-Term Borrowings
The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2019, 2020 and 2021:

	Fiscal years ended March 31,
	2019	2020	2021
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥26,406,493	¥27,747,633	¥29,085,579
Maximum balance outstanding at any month-end during the fiscal year	31,395,497	36,535,711	33,435,910
Balance at end of fiscal year	28,588,039	36,535,711	27,764,363
Weighted average interest rate during the fiscal year	1.28%	1.30%	0.32%
Weighted average interest rate on balance at end of fiscal year	1.13%	0.72%	0.18%
Due to trust account and other short-term borrowings:
Average balance outstanding during the fiscal year	¥9,875,361	¥9,883,337	¥16,586,236
Maximum balance outstanding at any month-end during the fiscal year	10,821,354	19,433,229	21,237,645
Balance at end of fiscal year	9,467,025	19,433,229	18,079,554
Weighted average interest rate during the fiscal year	1.25%	1.34%	0.24%
Weighted average interest rate on balance at end of fiscal year	1.40%	0.55%	0.05%

CONSOLIDATED FINANCIAL STATEMENTS

F-1

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group)
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2020 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”) (all expressed in Japanese yen). In our opinion, the financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the MUFG Group’s internal control over financial reporting as of March 31, 2021, based on criteria established in
Internal Control
—
Integrated Framework
(2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 9, 2021, expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 1 to the financial statements, the MUFG Group has changed its method of accounting for credit losses as of April 1, 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Update
2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.
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
Allowance for Credit Losses—Commercial, MUFG Americas Holdings and Krungsri Segments—Macroeconomic Variables in Selected Economic Forecast Scenarios and Relative Weightings—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description
The MUFG Group has banking subsidiaries that engage in lending as one of their core businesses. It maintains an allowance for credit losses, which is an estimate of the credit losses that are expected over the life, or exposure, of the financial instrument. The allowance for credit losses involves significant judgments on a number of assumptions, including the assessment of risk characteristics, assignment of borrower’s internal credit ratings, valuation of collateral, expectations of future economic conditions and the development of qualitative adjustments. The MUFG Group divides its loan portfolio into the following segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other—based on the segments used to determine the allowance for credit losses. At March 31, 2021, the MUFG Group recorded ¥85,925 billion, ¥8,496 billion and ¥6,605 billion of loans in the Commercial segment, the MUFG Americas Holdings segment and the Krungsri segment, respectively, and recorded an allowance for credit losses against these loans of ¥735 billion, ¥132 billion and ¥293 billion, respectively.
The allowance for credit losses are estimated using quantitative models that incorporate economic forecast scenarios through the use of macroeconomic variables. These variables include, but are not limited to, unemployment rates and gross domestic product, which have been correlated with historical credit losses. The scenarios that are chosen, and the weightings given to each scenario, depend on a variety of factors including recent economic conditions and views of internal as well as third-party economists.
The determination of the allowance for credit losses for the Commercial, the MUFG Americas Holdings and the Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with expectations of future economic conditions. Due to the heightened volatility and uncertainty in future economic conditions, including the duration and severity of the economic downturn caused by the
COVID-19
pandemic, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to develop certain key macroeconomic variables in selected economic forecast scenarios and weightings given to each scenario.
Thus, we identified certain key macroeconomic variables and the relative weightings used to determine the allowance for credit losses for the Commercial, the MUFG Americas Holdings and the Krungsri segments as critical audit matters. Auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to certain key macroeconomic variables and the relative weightings used to determine the allowance for credit losses for the Commercial, the MUFG Americas Holdings and the Krungsri segments included the following, among others:

•	We tested the effectiveness of controls, including the review and approval of certain key macroeconomic variables, and the review and approval of relative weightings.

•	We tested the effectiveness of controls over the completeness and accuracy of the information used in performing the aforementioned controls.

F-4

•
With the assistance of our credit specialists, we evaluated the reasonableness of certain key macroeconomic variables, such as unemployment rate and gross domestic product, and the reasonableness of the relative weightings by comparing to macroeconomic forecasts from available external sources.

Allowance for Credit Losses—MUFG Americas Holdings and Krungsri Segments—Qualitative Adjustments—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description
The allowance for credit losses includes qualitative adjustments to cover losses that are expected but were not reflected in the modeled allowance.
The determination of the allowance for credit losses for the MUFG Americas Holdings and the Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with the development of qualitative adjustments, including model input adjustments and overlays implemented as a result of
COVID-19.
There was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to develop certain qualitative adjustments to capture the heightened volatility and uncertainty in the economy and events due to the
COVID-19
pandemic.
Thus, we identified certain qualitative adjustments for the MUFG Americas Holdings and the Krungsri segments as a critical audit matter. Auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to certain qualitative adjustments for the MUFG Americas Holdings and the Krungsri segments included the following, among others:

•
We tested the effectiveness of controls, including the review and approval of the quantitative models and methodology, and the review and approval of certain qualitative adjustments to modeled results.

•	We tested the effectiveness of controls over the completeness and accuracy of the information used in performing the aforementioned controls.

•
With the assistance of our credit specialists, we evaluated the appropriateness of the quantitative models and methodology by assessing the conceptual soundness and model performance by inspecting model documentation as well as reperforming model performance testing to determine whether the models operated as intended.

•
With the assistance of credit specialists, we evaluated the reasonableness of the use of qualitative adjustments to modeled results and tested significant judgments applied by management by comparing management’s results to available relevant external information.

Allowance for Credit Losses—Commercial Segment—Internal Credit Ratings—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description
The determination of the allowance for credit losses for the Commercial segment required management to make significant judgments due to the subjectivity and uncertainty associated with the determination of borrowers’ internal credit ratings, which were highly dependent on the estimation of a borrower’s performance and business sustainability, particularly in cases in which borrowers were experiencing weaknesses in their business performance. When these borrowers’ performance and business sustainability were affected by changes in the external and internal business environment, including the
COVID-19
pandemic impacts, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine the borrowers’ internal credit ratings.
Thus, for particular borrowers operating in industries heavily impacted by the
COVID-19
pandemic, we identified the internal credit ratings used to determine the allowance for credit losses for the Commercial segment as a critical audit matter. Auditing the borrowers’ internal credit ratings required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the internal credit ratings for particular borrowers used to determine the allowance for credit losses for the Commercial segment included the following, among others:

•	We tested the effectiveness of controls, including the review and approval of the borrowers’ internal credit ratings.

•	We tested the effectiveness of controls over the completeness and accuracy of the information used in performing the aforementioned controls, including the borrowers’ underlying information.

•
With the assistance of our credit specialists, we tested significant judgments applied by management to determine the internal credit ratings and the appropriateness of the borrowers’ underlying information by comparing them with available relevant external information.

Goodwill—MUFG Americas Holdings Corporation Reporting Units—Refer to Notes 1 and 6 to the Financial Statements
Critical Audit Matter Description
As part of its global strategies, the MUFG Group has executed multiple large-scale acquisitions, investments, and capital alliances, and recorded goodwill from these business combinations. The MUFG Group’s consolidated goodwill balance was ¥370,852 million at March 31, 2021, which was allocated to the MUFG Group’s reporting units. Goodwill arising from a business combination is not amortized but is tested at least annually for impairment. Goodwill is recorded and assessed for impairment at a designated reporting unit level. The MUFG Group’s evaluation of goodwill impairment involves the comparison of the fair value of each reporting unit to its respective carrying value. The MUFG Group determined the fair values of the MUFG Americas Holdings Corporation (“MUAH”) reporting units within the Global Commercial Banking Business Group segment and Global Corporate & Investment Banking Business Group segment (“MUAH reporting units”) using a combination of the income and the market approaches. The income approach determined the fair values of the reporting units by discounting management’s projections of each reporting unit’s future cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the Capital Asset Pricing Model. The market approach incorporated comparable public company price-to-tangible
book values and
price-to-earnings
multiples. The MUFG Group determined that the carrying values of the MUAH reporting units exceeded their respective fair values as of the measurement dates, resulting in an impairment loss on goodwill of ¥147,564 million for the fiscal year ended March 31, 2021.
The determination of the fair values of the MUAH reporting units using the income approach required management to make significant judgments related to projected future operating cash flows based on forecasted future income. If the projected future operating cash flows are not appropriate, there is a risk that the valuation of the goodwill is not properly measured.
Thus, we identified auditing projected future operating cash flows used to determine the fair values of certain MUAH reporting units as a critical audit matter, specifically the Commercial Banking and Real Estate

Industries business unit and the Global Corporate & Investment Banking—U.S. business unit, because the procedures involved a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the projected future operating cash flows used to determine the fair values of these business units included the following, among others:

•
We tested the effectiveness of controls, including the review and approval of the projected future operating cash flows supporting the forecasted future income in the income approach, including controls over the assumptions used to estimate the projected future operating cash flows.

•	We tested the effectiveness of controls over the completeness and accuracy of the key underlying data used in performing the aforementioned controls.

•
We evaluated the reasonableness of management’s projected future operating cash flows based on forecasted future income by inquiring of management, performing a retrospective review, and inspecting financial trends and metrics.

•	We considered the impact of changes in macroeconomic and company specific factors on management’s forecasts.

•
With the assistance of our fair value specialists, we evaluated the reasonableness of management’s assumptions, inputs and projected future operating cash flows used to determine the fair value for these business units.

/s/Deloitte Touche Tohmatsu LLC
Tokyo, Japan
July 9, 2021
We have served as the MUFG Group’s auditor since 1976.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2020 AND 2021

(in millions)	2020	2021
ASSETS
Cash and due from banks (Note 9)	¥33,283,032	¥49,977,480
Interest-earning deposits in other banks (Note 9)	45,266,680	53,346,721

Cash, due from banks and interest-earning deposits in other banks	78,549,712	103,324,201

Call loans and funds sold	1,168,515	1,256,075
Receivables under resale agreements (Note 15)	23,995,961	13,779,763
Receivables under securities borrowing transactions (Note 15)	3,443,959	3,369,903
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,709,467 and ¥5,032,178 in 2020 and 2021) (including ¥20,964,024 and ¥18,231,238 measured at fair value under the fair value option in 2020 and 2021) (Notes 9, 15, 23 and 31)	47,504,058	44,444,379
Investment securities (Notes 3, 9 and 31):
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥4,490,360 and ¥2,877,061 in 2020 and 2021)	34,200,203	47,117,813
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥56,411 and ¥105,029 in 2020 and 2021) (fair value of ¥4,177,894 and ¥3,939,143 in 2020 and 2021)	4,165,781	3,903,763
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥616 and ¥1,532 in 2020 and 2021) (including ¥4,850,376 and ¥5,866,846 in 2020 and 2021 measured at fair value)	5,385,258	6,222,920

Total investment securities	43,751,242	57,244,496

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥648,437 and ¥204,488 in 2020 and 2021) (Notes 4 and 9)	118,186,739	115,718,863
Allowance for credit losses (Note 4) (1)	(809,540)	(1,348,391)

Net loans	117,377,199	114,370,472

Premises and equipment—net ( Notes 5 and 7 )	929,529	874,992
Customers’ acceptance liability	167,257	283,194
Intangible assets—net (Notes 2 and 6)	1,239,526	1,184,994
Goodwill (Notes 2 and 6)	517,626	370,852
Other assets (net of allowance for credit losses of ¥14,741 at March 31, 2021) (Notes 7, 8, 9, 13, 14 and 31)	13,108,699	13,321,304

Total assets	¥331,753,283	¥353,824,625

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 25)
Cash and due from banks	¥846	¥2,698
Interest-earning deposits in other banks	30,047	30,422
Trading account assets	695,069	959,001
Investment securities	1,804,459	1,727,292
Loans	16,072,595	15,247,928
All other assets	244,645	161,075

Total assets of consolidated VIEs	¥18,847,661	¥18,128,416

F-
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2020 AND 2021

(in millions, except shares)	2020	2021
LIABILITIES AND EQUITY
Deposits (Notes 9 and 10):
Domestic offices:
Non-interest-bearing	¥28,091,421	¥32,287,997
Interest-bearing	126,485,629	141,908,498
Overseas offices:
Non-interest-bearing	5,290,262	6,233,108
Interest-bearing	44,087,216	48,777,333

Total deposits	203,954,528	229,206,936

Call money and funds purchased (Notes 9 and 11)	3,668,922	2,353,830
Payables under repurchase agreements (Notes 9, 15 and 16)	31,849,915	24,567,943
Payables under securities lending transactions (Notes 9, 15 and 16)	1,016,874	842,590
Due to trust account and other short-term borrowings (including ¥377,133 and ¥196,113 measured at fair value under the fair value option in 2020 and 2021) (Notes 9, 12 and 31)	19,433,229	18,079,554
Trading account liabilities (Notes 15, 23 and 31)	14,767,433	12,017,553
Bank acceptances outstanding	167,257	283,194
Long-term debt (including ¥304,067 and ¥402,823 measured at fair value under the fair value option in 2020 and 2021) (Notes 7, 9, 12 and 31)	27,926,763	35,157,651
Other liabilities (Notes 1, 7, 8, 9, 13, 14, 15, 16, 26 and 31)	13,223,846	15,070,820

Total liabilities	316,008,767	337,580,071

Commitments and contingent liabilities (Notes 24 and 26)
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 13,581,995,120 shares and 13,581,995,120 shares at March 31, 2020 and 2021, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	5,533,520	5,533,761
Retained earnings (Notes 19 and 33):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,079,530	8,589,900
Accumulated other comprehensive income, net of taxes (Note 20)	(420,417)	(289,481)
Treasury stock, at cost—741,772,308 common shares and 737,282,154 common shares at March 31, 2020 and 2021	(505,987)	(503,072)

Total Mitsubishi UFJ Financial Group shareholders’ equity	15,016,487	15,660,949
Noncontrolling interests	728,029	583,605

Total equity	15,744,516	16,244,554

Total liabilities and equity	¥331,753,283	¥353,824,625

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 25)
Other short-term borrowings	¥30,831	¥33,599
Long-term debt	465,352	457,763
All other liabilities	101,969	103,457

Total liabilities of consolidated VIEs	¥598,152	¥594,819

See the accompanying notes to Consolidated Financial Statements.

F-
9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(in millions)	2019	2020	2021
Interest income:
Loans, including fees (Note 4)	¥2,576,417	¥2,597,932	¥1,940,754
Deposits in other banks	183,327	167,267	56,555
Investment securities:
Interest	237,378	242,123	178,873
Dividends	160,825	172,382	119,387
Trading account assets	499,724	489,842	373,200
Call loans and funds sold	10,354	11,286	4,721
Receivables under resale agreements and securities borrowing transactions	145,354	246,311	78,506

Total	3,813,379	3,927,143	2,751,996

Interest expense:
Deposits	717,366	836,081	329,392
Call money and funds purchased	3,913	3,270	1,105
Payables under repurchase agreements and securities lending transactions	333,632	357,382	91,508
Due to trust account, other short-term borrowings and trading account liabilities	155,273	164,907	72,403
Long-term debt	307,797	322,704	253,494

Total	1,517,981	1,684,344	747,902

Net interest income	2,295,398	2,242,799	2,004,094
Provision for credit losses (Note 4)	34,330	321,713	484,210

Net interest income after provision for credit losses	2,261,068	1,921,086	1,519,884

Non-interest income:
Fees and commissions income (Note 27)	1,438,578	1,502,052	1,527,283
Foreign exchange gains (losses)—net (Note 28)	(95,987)	(281,790)	99,337
Trading account profits (losses)—net (Notes 28 and 31)	168,900	765,373	(410,368)
Investment securities gains (losses)—net (Note 3)	(252,307)	(532,248)	1,458,264
Equity in earnings of equity method investees—net (Note 14)	209,732	282,712	355,730
Gains on sales of loans (Note 4)	22,663	9,956	17,926
Gain on remeasurement of previously held equity method investment (Note 2)	—	41,218	—
Other non-interest income	103,665	88,422	109,615

Total	1,595,244	1,875,695	3,157,787

Non-interest expense:
Salaries and employee benefits (Note 13)	1,175,405	1,242,563	1,253,461
Occupancy expenses—net (Notes 5 and 26)	179,780	182,917	178,107
Fees and commissions expenses	313,745	332,033	318,797
Outsourcing expenses, including data processing	275,052	303,632	298,777
Depreciation of premises and equipment (Note 5)	98,867	113,489	87,305
Amortization of intangible assets (Note 6)	235,083	237,328	250,106
Impairment of intangible assets (Note 6)	118,108	3,732	21,680
Insurance premiums, including deposit insurance	93,756	98,441	90,529
Communications	59,166	59,976	59,798
Taxes and public charges	95,358	100,198	97,783
Impairment of goodwill (Note 6)	—	383,810	147,564
Provision for (reversal of) off-balance sheet credit instruments	38,463	(62,279)	(56,749)
Other non-interest expenses (Notes 5 and 26)	302,687	367,721	322,171

Total	2,985,470	3,363,561	3,069,329

F-
10

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(in millions, except per share amount)	2019	2020	2021
Income before income tax expense	870,842	433,220	1,608,342
Income tax expense (Note 8)	133,237	114,505	444,948

Net income before attribution of noncontrolling interests	737,605	318,715	1,163,394
Net income attributable to noncontrolling interests	18,960	12,760	46,096

Net income attributable to Mitsubishi UFJ Financial Group	¥718,645	¥305,955	¥1,117,298

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥718,645	¥305,955	¥1,117,298

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥55.03	¥23.69	¥86.88
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	54.74	23.47	86.56
Cash dividend per common share	21.00	23.50	25.00
Weighted average common shares outstanding	13,059	12,913	12,860
Weighted average diluted common shares outstanding	13,059	12,913	12,860

Note:
(1)	New guidance on measurement of credit losses on financial instruments requires the allowance for credit losses to be measured using the current expected credit losses model from April 1, 2020. For additional information, refer to Note 1

See the accompanying notes to Consolidated Financial Statements.

F-
11

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(in millions)	2019	2020	2021
Net income before attribution of noncontrolling interests	¥737,605	¥318,715	¥1,163,394
Other comprehensive income (loss), net of tax (Note 20):
Net unrealized gains (losses) on investment securities	88,180	23,619	(70,776)
Net debt valuation adjustments	9,729	54,172	(83,364)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(4,890)	10,642	32,175
Defined benefit plans (Note 13)	(88,940)	(131,523)	319,056
Foreign currency translation adjustments	(42,212)	(81,065)	(115,251)

Total	(38,133)	(124,155)	81,840

Comprehensive income	699,472	194,560	1,245,234
Net income attributable to noncontrolling interests	18,960	12,760	46,096
Other comprehensive income (loss) attributable to noncontrolling interests	21,209	11,993	(49,062)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥659,303	¥169,807	¥1,248,200

See the accompanying notes to Consolidated Financial Statements.

F-
12

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(in millions, except per share amount)	2019	2020		2021
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,090,270	¥2,090,270		¥2,090,270

Balance at end of fiscal year	¥2,090,270	¥2,090,270		¥2,090,270

Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,740,165	¥5,577,186		¥5,533,520
Stock-based compensation	(180)	2,596		2,762
Retirement of common stock	(162,720)	(58,626)		—
Other—net	(79)	12,364		(2,521)

Balance at end of fiscal year	¥5,577,186	¥5,533,520		¥5,533,761

Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571		¥239,571

Balance at end of fiscal year	¥239,571	¥239,571		¥239,571

Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥4,945,733	¥8,094,026		¥8,079,530
Net income attributable to Mitsubishi UFJ Financial Group	718,645	305,955		1,117,298
Cash dividends:
Common stock—¥21.00 per share in 2019, ¥23.50 per share in 2020, and ¥25.00 per share in 2021	(275,551)	(303,742)		(321,089)
Losses on sales of shares of treasury stock	—	(1)		(1)
Effect of adopting new guidance by a foreign affiliated company	1,173 (1)	(1,825	) (2)	—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities	2,702,242	—		—
Effect of adopting new guidance on recognition of breakage for certain prepaid stored-value products	1,784	—		—
Effect of adopting new guidance on leases	—	(14,883)		—
Effect of adopting new guidance on measurement of credit losses on financial instruments (Note 1)	—	—		(285,838)

Balance at end of fiscal year	¥8,094,026	¥8,079,530		¥8,589,900

F-
13

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(in millions)	2019	2020	2021
Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of fiscal year	¥2,477,315	¥(284,269)	¥(420,417)
Net change during the fiscal year	(59,342)	(136,148)	130,902
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	(2,702,242)	—	—
Effect of adopting new guidance on measurement of credit losses on financial instruments (Note 1)	—	—	34

Balance at end of fiscal year	¥(284,269)	¥(420,417)	¥(289,481)

Treasury stock, at cost:
Balance at beginning of fiscal year	¥(522,872)	¥(517,236)	¥(505,987)
Purchases of shares of treasury stock (Note 18)	(161,043)	(50,028)	(20)
Sales of shares of treasury stock	3,775	2,635	2,598
Retirement of common stock	162,720	58,626	—
Net decrease resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	184	16	337

Balance at end of fiscal year	¥(517,236)	¥(505,987)	¥(503,072)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,199,548	¥15,016,487	¥15,660,949

Noncontrolling interests:
Balance at beginning of fiscal year	¥675,633	¥785,200	¥728,029
Initial subscriptions of noncontrolling interests	108,235	58,228	9,246
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(2,830)	(8,627)	(96,335)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(20,497)	(119,797)	(22,430)
Decrease in noncontrolling interests related to disposition of subsidiaries	—	(3,488)	(23)
Net income attributable to noncontrolling interests	18,960	12,760	46,096
Dividends paid to noncontrolling interests	(15,853)	(8,487)	(6,523)
Other comprehensive income (loss), net of taxes	21,209	11,993	(49,062)
Effect of adopting new guidance on measurement of credit losses on financial instruments (Note 1)	—	—	(25,330)
Other—net	343	247	(63)

Balance at end of fiscal year	¥785,200	¥728,029	¥583,605

Total equity	¥15,984,748	¥15,744,516	¥16,244,554

Notes:
(1)	The effect resulted from the adoption of new accounting guidance on “Leases”.
(2)	The effect resulted from the adoption of new accounting guidance on “Measurement of Credit Losses on Financial Instruments”.
See the accompanying notes to Consolidated Financial Statements.

F-
14

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(in millions)	2019	2020	2021
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥737,605	¥318,715	¥1,163,394
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	333,950	350,817	337,411
Impairment of goodwill (Note 6)	—	383,810	147,564
Impairment of intangible assets (Note 6)	118,108	3,732	21,680
Provision for credit losses (Note 4)	34,330	321,713	484,210
Employee benefit cost (income) for severance indemnities and pension plans (Note 13)	(19,839)	(6,917)	2,804
Investment securities (gains) losses—net	252,307	532,248	(1,458,264)
Amortization of premiums on investment securities	78,509	65,078	59,614
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 31)	13,880	2,894	5,002
Foreign exchange (gains) losses—net	565,304	544,763	(103,917)
Equity in earnings of equity method investees—net	(209,732)	(282,712)	(355,730)
Provision (benefit) for deferred income tax expense	(47,796)	(60,967)	266,273
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(2,695,035)	(4,902,492)	1,351,570
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	1,370,846	2,217,808	(1,463,152)
Net increase in collateral for derivative transactions	(79,338)	(217,864)	(421,781)
Net decrease (increase) in margin for listed derivative transactions	(87,075)	(279,844)	20,984
Increase in cash collateral for the use of the Bank of Japan’s settlement infrastructure	(60,462)	(54,018)	(33,292)
Other—net	(77,228)	(292,664)	(269,437)

Net cash provided by (used in) operating activities	228,334	(1,355,900)	(245,067)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	31,283,601	60,731,107	62,660,266
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	26,448,801	24,335,639	43,245,884
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(62,309,072)	(87,618,074)	(115,383,753)
Proceeds from maturities of Held-to-maturity debt securities	560,646	708,068	605,781
Purchases of Held-to-maturity debt securities	(1,192,989)	(495,346)	(382,159)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	2,722,948	3,871,908	1,903,784
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(2,770,356)	(3,129,666)	(1,561,344)
Purchase of common stock in Bank Danamon, an equity method investee of BK (Note 2)	(132,335)	—	—
Acquisition of Bank Danamon, a subsidiary of BK, net of cash acquired (Note 2)	—	(243,597)	—
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB, net of cash acquired (Note 2)	—	(249,615)	—
Acquisition of DVB Bank’s Aviation Finance Division, net of cash acquired (Note 2)	—	(555,250)	—
Net decrease (increase) in loans	330,198	(1,631,085)	2,939,996
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	627,327	(13,714,288)	9,833,348
Proceeds from sales of premises and equipment	26,191	64,400	41,472
Capital expenditures for premises and equipment	(126,479)	(123,804)	(116,707)
Purchases of intangible assets	(276,880)	(308,081)	(250,061)
Proceeds from sales and dispositions of investments in equity method investees	161,566	171,882	64,011
Proceeds from sales of consolidated VIEs and subsidiaries—net	64,395	168,970	71,643
Other—net	(49,590)	(68,611)	(14,802)

Net cash provided by (used in) investing activities	(4,632,028)	(18,085,443)	3,657,359

F-
15

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(in millions)	2019	2020	2021
Cash flows from financing activities:
Net increase in deposits	3,602,674	5,746,624	23,428,386
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(303,042)	8,077,351	(8,523,347)
Net increase (decrease) in due to trust account and other short-term borrowings	(768,649)	9,944,171	(939,069)
Proceeds from issuance of long-term debt	5,020,636	4,999,531	18,707,004
Repayments of long-term debt	(4,236,887)	(4,983,073)	(11,360,120)
Proceeds from sales of treasury stock	2,322	1,235	899
Payments for acquisition of treasury stock (Note 18)	(159,962)	(50,028)	(20)
Dividends paid	(275,581)	(303,728)	(321,024)
Dividends paid by subsidiaries to noncontrolling interests	(15,853)	(8,487)	(6,523)
Other—net	197,673	358,922	(22,566)

Net cash provided by financing activities	3,063,331	23,782,518	20,963,620

Effect of exchange rate changes on cash and cash equivalents	43,975	(362,652)	397,287

Net increase (decrease) in cash and cash equivalents	(1,296,388)	3,978,523	24,773,199

Cash and cash equivalents at beginning of fiscal year	75,873,456	74,577,068	78,555,591
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	74,571,260	78,549,712	103,324,201
Restricted cash included in other assets	5,808	5,879	4,589

Cash and cash equivalents at end of fiscal year	¥74,577,068	¥78,555,591	¥103,328,790

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥1,488,136	¥1,759,239	¥879,917
Income taxes, net of refunds	302,019	128,124	124,705
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements (Note 7)	11,280	12,754	3,487
Assets acquired under operating lease arrangements (Note 7)	—	46,482	50,564
Available-for-sale debt securities transferred to Held-to-maturity debt securities	221,537	—	—
Marketable Equity Securities issued by Bank Danamon transferred to investments in subsidiaries and affiliates (Note 2)	98,934	—	—
Acquisition of Bank Danamon, a subsidiary of BK (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	1,811,160	—
Fair value of liabilities assumed	—	1,242,115	—
Fair value of noncontrolling interests	—	51,314	—
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	—	332,914	—
Fair value of liabilities assumed	—	68,519	—
Acquisition of DVB Bank’s Aviation Finance Division (Note 2):
Fair value of assets acquired	—	572,487	—
Fair value of liabilities assumed	—	2,599	—
See the accompanying notes to Consolidated Financial Statements.

F-1
6

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
Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2019, 2020 and 2021, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in an increase of ¥19.97 billion, a decrease of ¥164.48 billion, and an increase of ¥157.32 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2019, 2020 and 2021 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2019, 2020 and 2021.
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
Repurchase Agreements, Securities Lending and Other Secured Financing Transactions
—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance
sheet forward repurchase commitments or purchases of securities with related off-balance
sheet forward resale commitments. For the fiscal years ended March 31, 2019, 2020 and 2021, there were no such transactions accounted for as sales or purchases.
Collateral
—For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the MUFG Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most secured lending transactions, the MUFG Group maintains strict levels of collateralization governed by a daily mark-to-market
analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the MUFG Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the MUFG Group separately discloses those financial assets pledged as collateral in the accompanying consolidated balance sheets.
Trading Account Securities
—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value in the accompanying consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized in Trading account profits (losses). The MUFG Group has elected the fair value option for certain foreign securities. See Note 31 for a further discussion of fair value option.
Investment Securities
—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as
Held-to-maturity
debt securities and are carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity other than those classified as Trading account securities, are classified as
Available-for-sale
debt securities, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax
basis within Accumulated OCI, which is a component of equity.
Available-for-sale
debt securities are considered to be impaired if the fair value is less than the amortized cost basis. An impairment loss is recognized in earnings for a security if the MUFG Group has intent to sell such a debt security or if it is more likely than not the MUFG Group will be required to sell such a debt security before

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recovery of its amortized cost basis. If not, the credit component of an impairment loss is recognized in earnings by recording an allowance for credit losses, limited by the amount of impairment loss. However, the noncredit component of an impairment loss is recognized in Accumulated OCI. In determining whether a credit loss exists, the MUFG Group generally considers factors such as the financial condition of the issuer and the extent of decline in fair value. For
Held-to-maturity
debt securities, an allowance for expected credit losses over the remaining expected life is required to be provided.
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
Derivative Financial Instruments
—The MUFG Group engages in derivative activities involving swaps, forwards, futures, options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to customers’ financial needs. Derivatives are also used to manage counterparty credit risk and market risk exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices.
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
Loans
—Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sale in secondary markets are transferred to the held-for-sale
classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment to yield using a method that approximates the interest method.
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings Corporation (“MUFG Americas Holdings” or “MUAH”), Bank of Ayudhya Public Company Limited (“Krungsri”), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk.
Past due status is determined based on the contractual terms of the loan and the actual number of days since the date the last payment was made.
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
Allowance for Credit Losses
(Loans)
—The MUFG Group maintains an allowance for credit losses, which is a valuation account that is deducted from the amortized cost basis of the loans to present the net amount expected to be collected on the loans. The amount necessary to adjust the allowance for credit losses for management’s current estimate of expected credit losses on loans is reported in net income as a credit loss expense.
Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off
policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate.
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
Commercial segment
In the Commercial segment, expected credit losses of loans are measured on a collective basis when similar risk characteristics exist. Risk characteristics that are considered for aggregation of loans include internal credit ratings, geographical location, and industry of the borrower. The collectively-assessed allowance is measured over the contractual term of the loans that is adjusted for expected prepayments, using probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) loss forecasting model, which is based on historical information and adjusted to incorporate expectations of future economic conditions considering economic variables such as gross domestic product and unemployment rates. The PD is determined as the marginal PD that denotes the likelihood that a borrower is observed to experience the default during a defined period of time, based on internal credit rating, geographical location, or industry of the borrower. The LGD is determined as the estimated loss on the loan that would be realized upon the default of the borrower, mainly based on the historical experience of collections against loans in default. The PD and LGD are continually reviewed to determine the appropriate level of the allowance for credit loss. Qualitative adjustments are made to cover losses that are expected but not adequately captured in the quantitative forecasting model or economic assumptions, considering factors such as borrowers’ ability to make scheduled payments, loans’ remaining time to maturity and extent of prepayments, the volume and severity of past due loans, changes in lending policy and

F-
22

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

procedures, the industry in which a borrower operates, and changes in other external factors. The collectively-assessed allowance methodology incorporates an economic forecast over a three-year period. Beyond the three-year economic forecast, the allowance methodology reverts to an average historical loss information on a straight-line basis over a two-year
period. When a loan does not share risk characteristics with other loans, expected credit losses for that loan are measured on an individual basis. Individually-assessed allowance is measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the fair value of the collateral if the loan is collateral dependent.
The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the original effective interest rate of the loans prior to modification.
In relation to loans categorized as Legally/Virtually Bankrupt, the carrying amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible, and is charged off.
Residential segment
In the Residential segment, the loans are comprised of smaller-balance homogeneous loans and expected credit losses of loans are measured on a collective basis. The allowance for credit losses is measured over the contractual term of the loans that is adjusted for expected prepayments, using the state transition probability matrix, which captures delinquency status changes and prepayments by loans’ remaining term, and is based on historical information and adjusted to incorporate expectations of future economic conditions considering economic variables, such as unemployment rates. The LGD is also used to capture the estimated loss on the loan that would be realized upon the default of the borrower. The allowance methodology incorporates an economic forecast over a three-year
period. Beyond the three-year economic forecast, the allowance methodology reverts to average historical loss information on a straight-line basis over
a
two-year
period.
The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the original effective interest rate of the loans prior to modification.
In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the carrying amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible and charged off.
Card segment
In the Card segment, the loans are smaller-balance homogeneous loans and expected credit losses of loans are measured on a collective basis. The allowance for credit losses is measured over the contractual term of the loans that is adjusted for expected prepayments, using the state transition probability matrix, which captures delinquency status changes and prepayments by loans’ remaining term, and is based on historical information and adjusted to incorporate expectations of future economic conditions considering economic variables, such as unemployment rate. The collectively-assessed allowance methodology incorporates an economic forecast over a three-year period. Beyond the three-year economic forecast, the allowance methodology reverts to average historical loss information.

F-
23

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured on an individual basis, and the allowance for credit losses is determined using the discounted cash flow method whereby the estimated future cash flows are discounted using the original effective interest rate of the loans prior to modification.
In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the amount of loans is generally fully charged off.
MUFG Americas Holdings segment
In the MUFG Americas Holdings segment, expected credit losses are measured on a collective basis when similar risk characteristics exist. The allowance for credit loss is calculated as the product of PD, LGD, and EAD modeled parameters that are projected on a monthly basis over the assets’ remaining contractual lives. The sum of each month’s expected loss calculation results in the collectively-assessed allowance estimate. Expected loss models use historical loss information and a variety of economic assumptions that consider economic variables such as gross domestic product and unemployment rates, to estimate PD, LGD, and EAD. These models are tailored to different loan segments, classes and products by changing the economic variables or their weighting in the calculation used to estimate expected losses. The collectively-assessed allowance methodology incorporates an economic forecast over a two-year
period. Beyond the
two-year
economic forecast, the allowance methodology reverts to average historical loss information on a straight-line basis over two-year
period. Loans that do not share risk characteristics are evaluated individually to determine the allowance balance. Individually-assessed allowance is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent.
Management implements qualitative adjustments to the collectively-assessed allowance to account for the risks not incorporated in the model between current conditions and those reflected in the historical loss information used to estimate the models. These qualitative factors include changes in credit policies, problem loan trends, identification of new risks not incorporated into the modeling framework, credit concentrations, changes in lending management and other external factors. Qualitative adjustments are also used to adjust the collectively-assessed allowance to account for risks attributed to imprecision in the economic forecast and when risks emerge that impact specific portfolio components (i.e., natural disasters).
The allocated allowance for large groups of smaller-balance homogeneous loans is established for consumer loans as well as for smaller balance commercial loans. These loans are managed on a pool basis, and loss factors are based on expected net charge-off
ranges.
The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured either individually or in pools with similar risk characteristics. The allowance for individually assessed TDR loans can be measured using a discounted cash flow methodology, or by evaluating the fair value of the collateral, if collateral dependent. When the value of a concession cannot be measured using a method other than the discounted cash flow method, the value of a concession is measured by discounting the expected future cash flows at the original interest rate of the loan.
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

F-
24

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Krungsri segment
In the Krungsri segment, expected credit losses are measured on a collective basis for portfolios of loans that share similar economic risk characteristics. Expected credit losses are a probability-weighted estimate of the present value of credit losses. These are measured as the present value of the difference between the cash flows under the contract and the cash flows expected to be received arising from the weighting of multiple future economic scenarios that consider economic variables such as gross domestic product and unemployment rates, discounted at the loan’s effective interest rate. Qualitative adjustments are made when considered appropriate. Loans that do not share risk characteristics are evaluated individually to determine the allowance balance. Individually-assessed allowance is measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the fair value of the collateral if the loan is collateral dependent.
The allocated allowance for large groups of smaller-balance homogeneous loans is established for smaller balance loans such as housing loans, credit card loans, and personal loans. These loans are managed on a pool basis, and loss factors are based on expected net charge-off
ranges.
The allowance for loans that have been modified into a TDR or reasonably expected to be modified TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by using the discounted cash flow method whereby the estimated future cash flows are discounted using the original effective interest rate of the loans prior to modification.
Loans to customers are charged off when they are determined to be uncollectible considering the financial condition of a borrower.
In all segments, when estimating the allowance for credit losses, significant management assumptions are incorporated in economic variables, qualitative adjustments, or both to capture the heightened volatility and uncertainty in the economy due to the
COVID-19
pandemic.
There are de minimis or zero expected credit losses, for example, for lending and financing transactions, such as Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivables under securities borrowing transactions because the term is short and the credit quality of the borrowers is normal.
Allowance for
Off-Balance
Sheet Credit Instruments
—The MUFG Group maintains an allowance for credit losses on
off-balance
sheet credit instruments that are not unconditionally cancellable, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability in Other liabilities. The MUFG Group adopts the same methodology used in determining the allowance for credit losses on loans. Potential credit losses related to derivatives are considered in the fair value of the derivatives.

F-
25

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

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	2 to 39
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

F-2
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
Accrued Severance and Pension Liabilities
—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans (“SIPs”). The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Under the guidance related to employers’ accounting for defined benefit pension and other postretirement plans, the MUFG Group recognizes a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans in the accompanying consolidated balance sheets and mainly recognizes changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in Accumulated OCI. Based on actuarial computations of current and future employee benefits, the service cost component is charged to Salaries and employee benefits while other components of net pension benefit/cost are charged to Other non-interest
expenses. The MUFG Group measures plan assets and benefit obligations as of the date of the consolidated balance sheets.
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
Accounting Changes
Disclosure Framework
—
Changes to the Disclosure Requirements for Fair Value Measurement
—In August 2018, the Financial Accounting Standards Board (“FASB”) issued new guidance which modifies the disclosure

F-
30

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirements on fair value measurements. This guidance removes disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and valuation processes for Level 3 fair value measurements. In addition, the guidance modifies disclosure requirements for investments in certain entities that calculate net asset value and modifies disclosure requirements related to measurement uncertainty. Lastly, the guidance adds disclosure requirements for changes in unrealized gains and losses for the period that are included in OCI for recurring Level 3 fair value measurements held at the end of the reporting period, and the guidance adds disclosure requirements related to the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this guidance. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this guidance and delay adoption of the additional disclosures until their effective date. The MUFG Group early adopted removal disclosure requirements as of March 31, 2019, and then adopted other requirements of this guidance on April 1, 2020. The guidance affected disclosures in the notes to the consolidated financial statements and did not affect its financial position and results of operations.
Measurement of Credit Losses on Financial Instruments
—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale
debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.
In April 2019 and November 2019, the FASB issued additional guidance to improve certain aspects of this guidance. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The MUFG Group adopted the guidance on April 1, 2020. Upon adoption, the MUFG Group resulted in an increase in the beginning balance of the allowance for credit losses and the allowance for off-balance
sheet credit instruments of ¥408.1 billion and a decrease in retained earnings of ¥285.8 billion.
Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract
—In August 2018, the FASB issued new guidance which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use
software. This guidance requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance on internal-use
software to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. This guidance also requires the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement,

F-
31

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

apply the existing impairment guidance on
internal-use
software to the capitalized implementation costs as if the costs were long-lived assets, and present the capitalized-implementation-cost-related
items in the same line items in the financial statements as those relating to fees associated with the hosting element (service) of the arrangement. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The MUFG Group adopted this guidance on April 1, 2020, and there was no material impact on its financial position and results of operations.
Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans
—In August 2018, the FASB issued new guidance which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This guidance removes certain disclosure requirements, including amounts in Accumulated OCI expected to be recognized as components of net periodic benefit cost over the next fiscal year and the amount and timing of plan assets expected to be returned to the employer, clarifies disclosure requirements for defined benefit plans with projected or accumulated benefit obligations in excess of plan assets, and adds disclosure requirements for weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates as well as an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. This guidance is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The MUFG Group adopted this guidance on March 31, 2021. The guidance affected disclosures in the notes to the consolidated financial statements and did not affect its financial position and results of operations.
Reference Rate Reform
—In March 2020, the FASB issued the guidance which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The MUFG Group adopted this guidance in March 2020. In January 2021, the FASB issued additional guidance to clarify the scope of expedients and exceptions relating to contract modifications. The MUFG Group adopted this additional guidance upon issuance, and there was no material impact on its financial position, results of operations and cash flows. This guidance will significantly ease the accounting implications of the reference rate reform.

2.	BUSINESS DEVELOPMENTS
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
In Step 3, MUFG Bank acquired an additional 54.0% equity interest in Danamon from AFI and other shareholders on April 29, 2019, based on a price of IDR 9,590 (approximately ¥77
(3)
) per share, for an investment amount of IDR 50 trillion (approximately ¥397 billion) in cash. As a result, equity interest in Danamon increased to 94.0%, and Danamon became a consolidated subsidiary of MUFG Bank. The MUFG Group recorded goodwill of ¥254,271 million, none of which is deductible for income tax purposes and intangible assets of ¥146,899 million. The MUFG Group also recorded noncontrolling interests of ¥51,314 million at fair value determined by a quoted market price as of the acquisition date. The equity interest in Danamon held by MUFG Bank immediately before the acquisition date was remeasured to the fair value of ¥271,830 million based on the quoted market price, resulting in recognition of profits of ¥41,218 million which is included in Gain on remeasurement of previously held equity method investment in the accompanying consolidated statements of income for the fiscal year ended March 31, 2020. During the fiscal year ended March 31, 2020, the MUFG Group incurred ¥869 million of acquisition-related costs. These expenses are included in Other non-interest
expenses in the accompanying consolidated statements of income for the fiscal year ended March 31, 2020. The revenue and net loss of Danamon and its subsidiaries since the acquisition date were ¥119,331 million and ¥4,553 million for the fiscal year ended March 31, 2020. In addition, MUFG Bank acquired an additional 92.1% equity interest in PT Bank Nusantara Parahyangan, Tbk. (“BNP”) from ACOM CO., LTD., an equity method investee of MUFG, and other shareholders, based on a price of IDR 4,088 (approximately ¥33
(3)
) per share, for an investment amount of IDR 3 trillion (approximately ¥24.1 billion). As a result, equity interest in BNP increased to 99.9%, and BNP became a consolidated subsidiary of MUFG Bank.
On May 1, 2019, MUFG Bank merged BNP into Danamon, acquiring an additional equity interest in Danamon in exchange for its equity interest in BNP, which resulted in MUFG Bank holding 94.1% equity interest in Danamon.

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
The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the fiscal year ended March 31, 2020, the MUFG Group incurred ¥3,775 million of acquisition-related costs. These expenses are included in Other non-interest
expenses in the accompanying consolidated statements of income for the fiscal year ended March 31, 2020. Total assets acquired amounted to ¥197,867 million, including cash and bank deposits of ¥42,019 million and intangible assets of ¥105,973 million, and total liabilities assumed amounted to ¥68,519 million, including accrued bonuses of ¥18,769 million. The revenue and net loss of FSI and its subsidiaries since the acquisition date were ¥38,508 million and ¥734 million for the fiscal year ended March 31, 2020.

F-
34

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisition of DVB Bank SE’s Aviation Finance Division
On March 1, 2019, MUFG Bank and BOT Lease Co., Ltd. (“BOT Lease”), entered into an agreement with DVB Bank SE (“DVB”) to transfer DVB’s aviation finance division, including aviation finance-related business, to MUFG Bank and BOT Lease.
The purpose of the transaction is to improve the MUFG Group’s ability to offer bespoke solutions to its clients by enhancing its global corporate investment banking business platform in terms of higher returns, diversifying its portfolio, broadening its customer base, and securing experienced professionals.
On November 18, 2019, MUFG Bank acquired DVB’s most of aviation finance client lending portfolio, employees, and other part of the operation infrastructure for ¥555 billion in cash. MUFG Bank recorded goodwill of ¥32,591 million. During the fiscal year ended March 31, 2021, the purchase price adjustments were made, which increased goodwill by ¥
1,105
 million. In November 2020, MUFG Bank decided to discontinue the acquisition of DVB’s aviation investment management and asset management businesses, that was initially planned to be transferred to a newly established subsidiary of BOT Lease, since it was difficult to fully obtain the approval of the relevant national authorities.
The following table summarizes the estimated fair values of the assets acquired and liabilities as of the acquisition date:

(in millions)
Loans	¥515,933
Total assets	522,797
Total liabilities	138

F-
35

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of
Available-for-sale
debt securities and
Held-to-maturity
debt securities at March 31, 2020 and 2021:

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

F-3
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2021:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥35,166,245	¥147,844	¥40,878		¥35,273,211
Japanese prefectural and municipal bonds	3,719,205	15,123	2,815		3,731,513
Foreign government and official institution bonds	2,854,037	84,707	11,781		2,926,963
Corporate bonds	1,123,271	11,400	401		1,134,270
Residential mortgage-backed securities	1,459,062	9,119	1,051		1,467,130
Commercial mortgage-backed securities	435,975	29,502	912		464,565
Asset-backed securities	1,373,450	11,685	650		1,384,485
Other debt securities	168,528	3,780	730		171,578
Commercial paper	564,072	31	5		564,098

Total	¥46,863,845	¥313,191	¥59,223		¥47,117,813

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,447	¥23,033	¥—		¥1,123,480
Foreign government and official institution bonds	233,883	2,262	2,795		233,350
Residential mortgage-backed securities	411,024	18,590	—	(1)	429,614
Commercial mortgage-backed securities	111,750	4,846	—	(1)	116,596
Asset-backed securities	2,046,659	1,721	12,277		2,036,103

Total	¥3,903,763	¥50,452	¥15,072		¥3,939,143

Note:
(1)
MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from
Available-for-sale
debt securities to
Held-to-maturity
debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥4,849 million and ¥1,920 million, respectively, at March 31, 2021 and are not included in the table above.

F-3
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual Maturities
The amortized cost and fair values of
Held-to-maturity
debt securities and the fair values of
Available-for-sale
debt securities at March 31, 2021 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥14,562	¥14,572	¥24,815,321
Due from one year to five years	1,179,959	1,205,257	8,129,683
Due from five years to ten years	826,833	827,481	8,549,713
Due after ten years	1,882,409	1,891,833	5,623,096

Total	¥3,903,763	¥3,939,143	¥47,117,813

Realized Gains and Losses
For the fiscal years ended March 31, 2019, 2020 and 2021, gross realized gains on sales of
Available-for-sale
debt securities were ¥45,244 million, ¥151,015 million and ¥42,123 million, respectively, and gross realized losses on sales of
Available-for-sale
debt securities were ¥16,541 million, ¥44,662 million and ¥48,606 million, respectively.
Impairment Losses on Investment Securities
For the fiscal year
s
 ended March 31, 2019 and 2020, losses resulting from the impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥606 million and ¥1,590 million, respectively, which were included in Investment securities gains (losses)—net in the accompanying consolidated statements of income. These losses were recorded from
Available-for-sale
debt securities which mainly comprised of corporate bonds for the fiscal years ended March 31, 2019 and 2020.
For the fiscal year ended March 31, 2021, as a result of the adoption of new guidance on a measurement of credit losses on financial instruments, an allowance for credit losses on
Available-for-sale
debt securities is required for impaired securities if a credit loss exists, and an allowance for credit losses on
Held-to-maturity
debt securities is required for expected credit losses over the remaining expected life.
For the fiscal year ended March 31, 2021, impairment losses on
Available-for-sale
debt securities, which mainly comprised of corporate bonds, were included in Investment securities gains(losses)—net in the accompanying consolidated statements of income and were not material.
For the fiscal year ended March 31, 2021, the MUFG Group’s
Held-to-maturity
debt securities were explicitly or implicitly guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Therefore, no credit losses were expected on these securities, except for certain collateralized loan obligations (“CLOs”) with investment grades, on which immaterial allowance for credit losses were recognized.

F-3
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of
Available-for-sale
debt securities at March 31, 2020 and 2021 and of
Held-to-maturity
debt securities at March 31, 2020, by length of time that individual securities in each category have been in a continuous loss position. For the fiscal year ended March 31, 2021, the table does not include the securities for which an allowance for credit losses has been recorded:

	Less than 12 months		12 months or more		Total
At March 31, 2020:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥11,781,600	¥30,961	¥—	¥—	¥11,781,600	¥30,961	202
Japanese prefectural and municipal bonds	935,540	2,202	—	—	935,540	2,202	340
Foreign government and official institution bonds	564,620	5,481	114,407	547	679,027	6,028	153
Corporate bonds	522,941	1,191	25,228	14	548,169	1,205	154
Residential mortgage-backed securities	114,057	530	388,064	3,801	502,121	4,331	402
Commercial mortgage-backed securities	182,887	3,087	1,304	2	184,191	3,089	39
Asset-backed securities	189,775	503	86,605	620	276,380	1,123	94
Other debt securities	53,070	132	30,657	1,824	83,727	1,956	24

Total	¥14,344,490	¥44,087	¥646,265	¥6,808	¥14,990,755	¥50,895	1,408

Held-to-maturity debt securities:
Foreign government and official institution bonds	¥55,746	¥689	¥—	¥—	¥55,746	¥689	9
Residential mortgage-backed securities	108,478	1,033	360,841	1,979	469,319	3,012	281
Commercial mortgage-backed securities	10,281	32	133,791	285	144,072	317	31
Asset-backed securities	637,201	8,536	1,259,720	19,180	1,896,921	27,716	77

Total	¥811,706	¥10,290	¥1,754,352	¥21,444	¥2,566,058	¥31,734	398

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2021:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥12,098,437	¥31,055	¥429,235	¥9,823	¥12,527,672	¥40,878	286
Japanese prefectural and municipal bonds	870,007	1,584	276,172	1,231	1,146,179	2,815	405
Foreign government and official institution bonds	429,204	11,768	50,478	13	479,682	11,781	71
Corporate bonds	96,582	166	229,518	235	326,100	401	120
Residential mortgage-backed securities	378,351	577	139,214	474	517,565	1,051	218
Commercial mortgage-backed securities	36,633	905	2,616	7	39,249	912	21
Asset-backed securities	190,795	394	49,428	256	240,223	650	89
Other debt securities	22,812	91	22,388	639	45,200	730	17
Commercial paper	116,016	5	—	—	116,016	5	8

Total	¥14,238,837	¥46,545	¥1,199,049	¥12,678	¥15,437,886	¥59,223	1,235

Evaluating
Available-for-sale
debt securities for Impairment losses
The following describes the nature of the MUFG Group’s
Available-for-sale
debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Foreign government and official institution bonds
As of March 31, 2021, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of March 31, 2021 and no impairment loss has been recorded.
Corporate bonds
As of March 31, 2021, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public
companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of March 31, 2021, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group determined through analysis that no credit loss was identified on such securities as of

F-
40

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2021 because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.
Asset-backed securities
As of March 31, 2021, unrealized losses on these securities were primarily driven by certain CLOs, highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of March 31, 2021 and no impairment loss has been recorded.
Other debt securities
As of March 31, 2021, unrealized losses on other debt securities result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of credit loss, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis
,
no
credit loss was identified as of March 31, 2021.
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized losses on equity securities still held at March 31, 2019, 2020 and 2021:

	Fiscal years ended March 31,
	2019	2020	2021
	(in millions)
Net gains (losses) recognized during the period (1)	¥(278,746)	¥(639,813)	¥1,467,763
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	(3,303)	(37,541)	47,775

Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥(275,443)	¥(602,272)	¥1,419,988

Note:
(1)	Included in Investment securities gains (losses)—net.

F-
41

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2020 and 2021:

	2020	2021
	(in millions)
Measurement alternative balance	¥534,882	¥356,074
The related adjustments for these securities for the fiscal years ended March 31, 2019, 2020 and 2021 were as follows:

	Fiscal years ended March 31,
	2019	2020	2021
	(in millions)
Measurement alternative impairment losses (1)(4)	¥(2,292)	¥(3,099)	¥(5,188)
Measurement alternative downward changes for observable prices (1)(2)(3)(5)	¥—	¥(953)	¥—
Measurement alternative upward changes for observable prices (1)(2)(3)(6)	¥53,077	¥6,223	¥21,710

Notes:
(1)	Included in Investment securities gains (losses)—net.
(2)	Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.
(3)	The MUFG Group applied measurement alternative downward or upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.
(4)	The cumulative impairment losses at March 31, 2020 and 2021 were ¥5,007 million and ¥10,102 million, respectively.
(5)	The cumulative downward changes for observable prices at March 31, 2020 and 2021 were ¥953 million and ¥953 million, respectively.
(6)	The cumulative upward changes for observable prices at March 31, 2020 and 2021 were ¥34,466 million and ¥54,806 million, respectively.

F-
42

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	LOANS AND ALLOWANCE FOR CREDIT LOSSES
Loans at March 31, 2020 and 2021 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2020	2021
	(in millions)
Domestic:
Manufacturing	¥11,448,778	¥13,133,360
Construction	733,212	763,958
Real estate	12,054,671	11,997,301
Services	2,585,111	2,908,975
Wholesale and retail	7,504,561	7,766,070
Banks and other financial institutions (1)	5,161,093	6,443,296
Communication and information services	1,572,344	1,407,738
Other industries	8,673,871	8,838,718
Consumer	15,319,721	15,066,986

Total domestic	65,053,362	68,326,402

Foreign:
Governments and official institutions	726,347	655,367
Banks and other financial institutions (1)	11,788,225	10,649,029
Commercial and industrial	32,565,030	29,574,176
Other	8,404,062	6,822,771

Total foreign	53,483,664	47,701,343

Unearned income, unamortized premiums—net and deferred loan fees—net	(350,287)	(308,882)

Total (2)	¥118,186,739	¥115,718,863

Notes:
(1)	Loans to
so-called
“non-bank
finance companies” are generally included in the “Banks and other financial institutions” category.
Non-bank
finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥344,790 million and ¥353,095 million at March 31, 2020 and 2021, respectively.
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 for further information. Effective as of April 1, 2020, all of the domestic classes within the Commercial segment were combined into one class.
Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 for further information
.

F-
43

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The information on nonaccrual loans by class at March 31, 2020 and 2021, and recognized interest income on nonaccrual loans by class for the fiscal year ended March 31, 2021 are shown below:

March 31, 2020:	Nonaccrual Loans (1)
(in millions)
Commercial
Domestic	¥312,972
Foreign	127,001
Residential	63,998
Card	61,172
MUAH	35,840
Krungsri	149,732
Other	27,754

Total	¥778,469

	Recorded Loan Balance
March 31, 2021:	Nonaccrual Loans (1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses (2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥565,671	¥111,141	¥4,355
Foreign	258,391	96,833	5,110
Residential	67,968	4,720	923
Card	60,200	—	37
MUAH	73,706	30,242	1,057
Krungsri	161,338	3,042	5,562
Other	26,567	29	4,203

Total	¥1,213,841	¥246,007	¥21,247

Notes:
(1)	Nonaccrual loans in the above table do not include loans held for sale of ¥330 million and ¥8,562 million at March 31, 2020 and 2021, respectively, and do not include loans acquired with deteriorated credit quality of ¥25,427 million at March 31, 2020.
(2)	These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.

F-
44

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans
The MUFG Group’s impaired loans primarily include nonaccrual loans and TDRs. The following table shows information about impaired loans by class at March 31, 2020:

	Recorded Loan Balance
At March 31, 2020:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses (1)	Total	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥598,737	¥147,890	¥746,627	¥784,298	¥268,070
Foreign	141,897	56,464	198,361	220,283	96,009
Loans acquired with deteriorated credit quality	12,906	—	12,906	19,947	4,767
Residential (3)	88,075	4,822	92,897	107,629	12,770
Card (3)	65,240	280	65,520	72,714	19,799
MUAH (3)	33,884	33,835	67,719	84,737	5,977
Krungsri (3)	68,126	30,833	98,959	106,265	30,198
Other (3)	22,749	1,091	23,840	26,091	6,152

Total (2)	¥1,031,614	¥275,215	¥1,306,829	¥1,421,964	¥443,742

Notes:
(1)	These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥330 million at March 31, 2020.
(3)	Impaired Loans for Residential, Card, MUAH, Krungsri and Other segments in the above table include loans acquired with deteriorated credit quality.
The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2019 and 2020:

	2019		2020
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥766,847	¥12,383	¥726,794	¥8,722
Foreign	159,999	3,127	174,831	3,013
Loans acquired with deteriorated credit quality	7,814	182	9,395	74
Residential	107,165	1,620	98,238	1,252
Card	66,187	1,614	65,270	1,241
MUAH	71,162	2,292	82,832	2,801
Krungsri	83,165	4,995	91,577	5,274
Other	—	—	11,854	494

Total	¥1,262,339	¥26,213	¥1,260,791	¥22,871

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
45

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019		2020		2021
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial (1)(3)
Domestic	¥36,693	¥36,693	¥61,735	¥61,735	¥39,282	¥39,282
Foreign	5,692	5,692	39,827	39,827	33,839	33,839
Loans acquired with deteriorated credit quality	50	50	10,786	10,786	—	—
Residential (1)(3)	7,379	7,379	5,137	5,137	18,121	18,121
Card (2)(3)	19,685	18,837	22,625	21,561	20,857	19,737
MUAH (2)(3)	19,837	19,837	33,782	33,564	22,801	22,763
Krungsri (2)(3)	24,392	24,330	31,238	31,209	18,548	18,548
Other (2)(3)	—	—	12,781	12,780	24,968	24,956

Total	¥113,728	¥112,818	¥217,911	¥216,599	¥178,416	¥177,246

	2019	2020	2021
	Troubled Debt Restructurings That Subsequently defaulted
	Recorded Investment
	(in millions)
Commercial (1)(3)
Domestic	¥11,002	¥8,857	¥16,179
Foreign	—	2,337	9,861
Residential (1)(3)	362	31	157
Card (2)(3)	3,442	3,320	2,733
MUAH (2)(3)	349	4,656	3,437
Krungsri (2)(3)	7,926	7,305	6,226
Other (2)(3)	—	15	857

Total	¥23,081	¥26,521	¥39,450

Notes:
(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)	TDRs for the Card, MUFG Americas Holdings, Krungsri and Other segments include accrual and nonaccrual loans.
(3)	For the fiscal year ended March 31, 2019, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUFG Americas Holdings segment. For the fiscal year ended March 31, 2020, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential, MUFG Americas Holdings and Krungsri segments and reduction in the stated rate was the primary concession type in the Card and Other segments. For the fiscal year ended March 31, 2021, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUFG Americas Holdings segment.
A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the

F-4
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principal of the loan, or (iv) a combination of all of these. The amount of pre-modification
outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2019, 2020 and 2021 was not material.
TDRs for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted
.
TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.
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
The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥90,097 million and ¥130,788 million at March 31, 2020 and 2021, respectively. See Note 24 for further discussion of commitments to extend credit.
In the MUFG Americas Holdings segment, TDR accounting was suspended for loan modifications that occurred from March 1, 2020, through June 30, 2020, where
COVID-19
related modifications were granted to loans that were current as of December 31, 2019, based on the Coronavirus Aid, Relief, and Economic Security Act, or where
COVID-19
related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications were primarily payment deferrals, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.
In the Krungsri segment, TDR accounting was suspended for loan modifications that occurred during the six months ended June 30, 2020, where
COVID-19
related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications included payment deferrals and reductions in stated rate, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.

F-4
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Quality Indicator
Credit quality indicators of loans by class at March 31, 2020 are shown below:

At March 31, 2020:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total (1)
	(in millions)
Commercial
Domestic	¥49,695,889	¥1,186,044	¥220,245	¥51,102,178
Foreign	34,719,041	636,523	128,073	35,483,637
Loans acquired with deteriorated credit quality	8,255	9,739	18,978	36,972

Total	¥84,423,185	¥1,832,306	¥367,296	¥86,622,787

	Accrual	Nonaccrual	Total (1)
	(in millions)
Residential	¥13,256,744	¥61,746	¥13,318,490
Card	¥504,357	¥61,286	¥565,643

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total (1)(2)
(in millions)
MUAH	¥ 4,590,805	¥ 15,119	¥ 4,877,863	¥ 87,648	¥ 84,033	¥ 9,655,468

	Performing	Under- Performing	Non-Performing	Total (1)
	(in millions)
Krungsri	¥6,241,696	¥508,847	¥161,047	¥6,911,590

	Accrual	Nonaccrual	Total (1)
	(in millions)
Other	¥1,086,517	¥31,376	¥1,117,893

F-4
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit quality indicators of loans and fiscal year of origination by class at March 31, 2021 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total (1)
At March 31, 2021:	2020	2019	2018	2017	2016	Prior
	(in millions)
Commercial:	¥29,805,641	¥10,256,709	¥9,410,172	¥5,360,221	¥4,736,515	¥6,945,092	¥19,401,336	¥9,776	¥85,925,462
Domestic	22,402,694	6,392,946	6,126,746	3,840,964	3,649,145	5,286,408	6,934,308	—	54,633,211
Normal	21,936,776	6,058,126	5,915,318	3,666,734	3,551,332	4,847,597	6,604,586	—	52,580,469
Close Watch	431,223	319,073	195,630	162,176	74,698	317,622	306,236	—	1,806,658
Likely to become Bankrupt or Legally/Virtually Bankrupt	34,695	15,747	15,798	12,054	23,115	121,189	23,486	—	246,084
Foreign	7,402,947	3,863,763	3,283,426	1,519,257	1,087,370	1,658,684	12,467,028	9,776	31,292,251
Normal	7,158,793	3,704,240	3,155,261	1,423,064	1,032,052	1,534,943	12,231,018	9,776	30,249,147
Close Watch	200,305	118,027	91,867	60,422	51,433	69,436	197,405	—	788,895
Likely to become Bankrupt or Legally/Virtually Bankrupt	43,849	41,496	36,298	35,771	3,885	54,305	38,605	—	254,209
Residential	¥623,328	¥847,314	¥822,883	¥892,166	¥1,304,110	¥8,660,022	¥32,984	¥8	¥13,182,815
Accrual	623,035	846,787	822,411	891,407	1,302,427	8,599,621	30,897	—	13,116,585
Nonaccrual	293	527	472	759	1,683	60,401	2,087	8	66,230
Card	¥14	¥96	¥171	¥304	¥110	¥513	¥417,804	¥60,284	¥479,296
Accrual	1	10	13	19	7	79	404,301	14,666	419,096
Nonaccrual	13	86	158	285	103	434	13,503	45,618	60,200
MUAH (2)	¥1,406,996	¥1,366,930	¥915,570	¥861,742	¥770,568	¥1,291,561	¥1,882,377	¥—	¥8,495,744
Credit Quality Based on the Number of Delinquencies
Accrual	472,892	608,580	324,369	552,380	516,051	656,087	130,514	—	3,260,873
Nonaccrual	—	725	518	1,139	1,035	14,801	828	—	19,046
Credit Quality Based on Internal Credit Ratings
Pass	920,959	707,841	486,354	287,316	236,715	542,634	1,625,799	—	4,807,618
Special Mention	4,865	31,361	49,784	14,904	9,522	30,015	76,487	—	216,938
Classified	8,280	18,423	54,545	6,003	7,245	48,024	48,749	—	191,269
Krungsri	¥1,316,031	¥1,197,815	¥958,241	¥506,919	¥285,427	¥402,752	¥1,922,946	¥14,514	¥6,604,645
Performing	1,251,246	1,086,710	855,915	434,818	241,811	314,114	1,754,840	—	5,939,454
Under-Performing	52,821	85,408	74,848	57,314	31,886	57,129	144,447	—	503,853
Non-Performing	11,964	25,697	27,478	14,787	11,730	31,509	23,659	14,514	161,338
Other	¥338,342	¥164,650	¥84,115	¥37,394	¥11,030	¥8,538	¥342,619	¥—	¥986,688
Accrual	335,830	159,363	79,608	35,366	10,556	8,201	331,197	—	960,121
Nonaccrual	2,512	5,287	4,507	2,028	474	337	11,422	—	26,567

Notes:
(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUFG Americas Holdings do not include FDIC covered loans which are not individually rated totaling ¥365 million and nil as of March 31, 2020 and 2021, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.
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
Loans within the Krungsri segment are categorized based on their delinquency status. Effective as of April 1, 2020, the category of the Krungsri segment’s credit quality indicator was changed to Performing, Under-Performing, and Non-Performing. Loans categorized as Under-Performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans that are
30 days

or more past due, and loans categorized as Non-Performing generally represent those that are
90 days
or more past due. The above table showing the loans within the Krungsri segment by credit quality indicator category as of March 31, 2020 has been restated based on the new categories.
For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators are generally based on information as of December 31.

F-
50

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Past Due Analysis
Ages of past due loans by class at March 31, 2020 and 2021 are shown below:

At March 31, 2020:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	90 Days and Accruing
	(in millions)
Commercial
Domestic	¥9,215	¥26,971	¥36,186	¥51,065,992	¥51,102,178	¥4,720
Foreign	9,927	23,548	33,475	35,450,162	35,483,637	164
Residential	48,404	15,443	63,847	13,248,278	13,312,125	6,288
Card	14,735	29,997	44,732	518,008	562,740	—
MUAH	31,052	14,435	45,487	9,603,339	9,648,826	2,101
Krungsri	160,253	129,186	289,439	6,616,104	6,905,543	—
Other	16,442	24,348	40,790	1,069,186	1,109,976	—

Total	¥290,028	¥263,928	¥553,956	¥117,571,069	¥118,125,025	¥13,273

At March 31, 2021:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans (1)	90 Days and Accruing
	(in millions)
Commercial
Domestic	¥4,763	¥22,996	¥27,759	¥54,605,452	¥54,633,211	¥4,673
Foreign	7,302	22,473	29,775	31,262,476	31,292,251	91
Residential	39,577	28,375	67,952	13,114,863	13,182,815	11,150
Card	2,127	26,786	28,913	450,383	479,296	—
MUAH	42,082	29,337	71,419	8,424,325	8,495,744	4,626
Krungsri	131,573	127,533	259,106	6,345,539	6,604,645	—
Other	21,776	24,201	45,977	940,711	986,688	—

Total	¥249,200	¥281,701	¥530,901	¥115,143,749	¥115,674,650	¥20,540

Note:
(1)	At March 31, 2020, total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees. At March 31, 2021, total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

F-
51

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for Credit Losses
Effective as of April 1, 2020, the MUFG Group adopted new guidance on measurement of credit losses on financial instruments. See Note 1 for more information.
Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2019, 2020 and 2021 are shown below:

Fiscal year ended March 31, 2019:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124
Provision for (reversal of) credit losses	(43,850)	(4,480)	23,809	9,277	49,574	34,330
Charge-offs	76,664	274	24,310	13,224	59,569	174,041
Recoveries collected	17,565	834	932	3,733	21,053	44,117

Net charge-offs	59,099	(560)	23,378	9,491	38,516	129,924
Other (1)	1,466	—	—	(970)	(10,842)	(10,346)

Balance at end of fiscal year	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥658,184

Fiscal year ended March 31, 2020:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥—	¥658,184
Provision for (reversal of) credit losses	153,782	(1,028)	26,542	30,825	70,023	41,569	321,713
Charge-offs	85,326	3,227	25,149	27,934	77,907	23,592	243,135
Recoveries collected	26,427	375	1,237	4,173	23,170	8,476	63,858

Net charge-offs	58,899	2,852	23,912	23,761	54,737	15,116	179,277
Other (1)	(2,223)	—	—	(650)	9,528	2,265	8,920

Balance at end of fiscal year	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540

F-
52

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal year ended March 31, 2021:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540
Effect of adopting new guidance on measurement of credit losses on financial instruments (2)	83,828	49,494	14,262	25,037	118,333	32,750	323,704
Provision for credit losses	235,584	1,385	17,876	90,064	90,167	49,134	484,210
Charge-offs	77,904	2,745	24,564	40,376	93,192	51,725	290,506
Recoveries collected	9,262	13	1,463	4,362	23,415	6,567	45,082

Net charge-offs	68,642	2,732	23,101	36,014	69,777	45,158	245,424
Other (1)	1,532	—	—	(6,327)	(14,953)	(3,891)	(23,639)

Balance at end of fiscal year	¥734,577	¥82,893	¥44,217	¥131,755	¥293,396	¥61,553	¥1,348,391

Notes:
(1)	Other is principally comprised of gains or losses from foreign exchange translation.
(2)	See Note 1 for more information.
Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2020 are shown below:

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
Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease from charge-offs in the allowance for credit losses amounting to ¥19.4 billion and ¥16.8 billion for the fiscal years ended March 31, 2020 and 2021, respectively, and an increase from recoveries in the allowance for credit losses amounting to ¥15.1 billion for the fiscal year ended March 31, 2019 due to loan disposal activity.
The MUFG Group sold ¥1,769 billion, ¥2,136 billion and ¥1,684 billion of loans within the Commercial segment during the fiscal years ended March 31, 2019, 2020 and 2021, respectively.
The MUFG Group sold
¥586

billion of loans within the MUFG Americas Holdings segment during the fiscal year ended March 31, 2021.
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
,
2020 would have been approximately ¥84 billion
 and
would have resulted in a decrease of ¥58 billion to net income attributable to Mitsubishi UFJ Financial Group. For the fiscal year ended March 31, 2021, the effects of recording a provision for credit losses and a provision for off-balance
sheet credit instruments for the three-month period ended March 31
,
2021 would have been approximately ¥10
billion and would have resulted in a decrease of ¥
5
 billion to net income attributable to Mitsubishi UFJ Financial Group.
Collateral Dependent Loans
The MUFG Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date.
As of March 31, 2020 and 2021, for the Commercial, MUFG Americas Holdings, Krungsri and Other segments, collateral relating to these loans comprised primarily of real estate, and to a lesser extent, exchange traded equity securities and deposits etc. For the Residential segment, collateral on these loans was mainly real estate.

F-
54

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	PREMISES AND EQUIPMENT
Premises and equipment at March 31, 2020 and 2021 consisted of the following:

	2020	2021
	(in millions)
Land	¥380,477	¥379,560
Buildings	782,367	765,341
Equipment and furniture	623,676	564,273
Leasehold improvements	310,957	303,164
Construction in progress	35,594	46,513

Total	2,133,071	2,058,851
Less accumulated depreciation	1,203,542	1,183,859

Premises and equipment-net	¥929,529	¥874,992

For the fiscal years ended March 31, 2019, 2020 and 2021, the MUFG Group recognized ¥31,345 million, ¥16,575 million and ¥11,424 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥411 million, ¥194 million and ¥773million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2019, 2020 and 2021, respectively. These losses are included in Other non-interest
expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.
Impairment losses for the fiscal year ended March 31, 2019 included ¥21,096 million of losses on long-lived assets, including land, buildings, and equipment and furniture, which were held by certain consumer finance subsidiary. See Note 6 for the details of these impairments.

F-
55

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2020 and 2021:

	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Total
	(in millions)
Balance at March 31, 2019:
Goodwill	¥105,339	¥490,883	¥27,487	¥2,300	¥626,009
Accumulated impairment losses (2)	—	(177,750)	(14,368)	—	(192,118)

	105,339	313,133	13,119	2,300	433,891
Goodwill acquired during the fiscal year (1)	34,553	260,639	178,308	—	473,500
Impairment loss	(32,868)	(350,942)	—	—	(383,810)
Foreign currency translation adjustments and other	(1,354)	(12,877)	8,276	—	(5,955)

Balance at March 31, 2020:
Goodwill	138,538	738,645	214,071	2,300	1,093,554
Accumulated impairment losses	(32,868)	(528,692)	(14,368)	—	(575,928)

	¥105,670	¥209,953	¥199,703	¥2,300	¥517,626
Goodwill acquired during the fiscal year (1)	1,105	—	4,164	—	5,269
Impairment loss	(30,525)	(117,039)	—	—	(147,564)
Foreign currency translation adjustments and other	456	(10,001)	5,066	—	(4,479)

Balance at March 31, 2021:
Goodwill	140,099	728,644	223,301	2,300	1,094,344
Accumulated impairment losses	(63,393)	(645,731)	(14,368)	—	(723,492)

	¥76,706	¥82,913	¥208,933	¥2,300	¥370,852

Notes:
(1)	See Note 2 for the goodwill acquired in connection with acquisitions.
(2)	Effective April 1, 2018, the MUFG Group reorganized its business groups. Goodwill originally recognized for Retail Banking Business Group, Corporate Banking Business Group, Trust Assets Business Group and Global Business Group other than MUAH and Krungsri was ¥1,900,019 million, which has been fully impaired before April 1, 2017. As these impairment losses recorded in past before the reorganization of the segment and are irrelevant to the annual impairment test under the new segment, the accumulated impaired loss is not allocated to new business segments after the reorganization of business group.
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
For the fiscal year ended March 31, 2019, there were no

impairment losses recognized. For the fiscal year ended March 31, 2020, the MUFG Group recognized ¥241,356 million of an impairment of goodwill relating to

F-5
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Danamon reporting unit within the Global Commercial Banking Business Group Segment, which is included in impairment of goodwill in the accompanying consolidated statements of income. In determining the acquisition price of Bank Danamon, the results of multiple valuation techniques were considered with an expectation to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia. After the acquisition of Danamon by MUFG Bank, Danamon’s market capitalization decreased. As a result, the fair value of the reporting unit as an exit price was measured on June 30, 2019 for the quantitative goodwill impairment test, and led to impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit, including goodwill, reflecting a reduction in stock price as well as changes in the inputs to the valuation techniques in comparison to those considered in determining the acquisition price such as discount rate. The measurement of the fair value of the reporting unit was primarily based on a market approach, and was also corroborated by multiple valuation techniques.
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
For the fiscal year ended March 31, 2020, the MUFG Group recognized ¥80,297 million in impairment of goodwill relating to MUAH reporting unit within the Global Commercial Banking Business Group segment and Global Corporate & Investment Banking Business Group segment. Due to the decline in interest rates and slower growth than previously forecasted, cash flow projections for reporting units were lowered. The combination of these events led management to believe that the fair values of certain reporting units were below carrying value. As a result, the fair value of the reporting unit was measured on December 31, 2019 for the quantitative goodwill impairment test, and led to impairment of goodwill with the fair value fallen below the carrying amount of the reporting unit. The MUFG Group estimated the fair value of its reporting units using a combination of the income and the market approaches. The income approach estimates the fair value of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the Capital Asset Pricing Model. The market approach incorporates comparable public company price to tangible book value and price to earnings multiples.
For the fiscal year ended March 31, 2021, the MUFG Group recognized ¥147,564 million in impairment of goodwill relating to MUAH reporting unit within the Global Commercial Banking Business Group segment and Global Corporate & Investment Banking Business Group segment. Due largely to increases in observed market discount rates, the fair values of the reporting units were lowered. This led management to believe that the fair values of certain reporting unit was below carrying value. As a result, the fair value of the reporting unit was measured for the quantitative goodwill impairment test, and led to impairment of goodwill with the fair value fallen below the carrying amount of the reporting unit. The MUFG Group estimated the fair value of its reporting units using a combination of the income and the market approaches. This goodwill impairment includes the impact of an intervening event due to economic environment triggered by
COVID-19
for the three-month period ended March 31, 2020.
The MUFG Group consolidates certain subsidiaries, including MUAH, based on financial information for the year ended December 31 as this date and MUFG’s fiscal year which ends on March 31 have been treated as coterminous.

F-5
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2020 and 2021:

	2020			2021
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥2,852,273	¥2,096,635	¥755,638	¥3,025,769	¥2,249,340	¥776,429
Customer relationships	567,886	264,636	303,250	555,796	290,641	265,155
Core deposit intangibles	174,802	100,022	74,780	164,979	102,958	62,021
Trade names	94,748	38,055	56,693	92,422	41,629	50,793
Other	17,374	5,769	11,605	16,136	5,640	10,496

Total	¥3,707,083	¥2,505,117	1,201,966	¥3,855,102	¥2,690,208	1,164,894

Intangible assets not subject to amortization:
Other (1)			37,560			20,100

Total			¥1,239,526			¥1,184,994

Note:
(1)	Intangible assets not subject to amortization includes ¥29,641 million and ¥11,355 million of mortgage servicing rights accounted for at fair value at March 31, 2020 and 2021, respectively.
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
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2021 amounted to ¥255,336 million, which primarily consisted of ¥251,452 million of software and ¥3,765 million of customer relationships. The weighted average amortization periods for these assets are 5 years and 21 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2021 amounted to ¥1,960 million.
For the fiscal years ended March 31, 2019, 2020 and 2021, the MUFG Group recognized ¥118,108 million, ¥3,732 million and ¥21,680 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.
The impairment loss for the fiscal year ended March 31, 2019 included a loss of ¥137,186 million relating to software held by certain consumer finance subsidiary under the Retail & Commercial Banking Business Group

F-5
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
The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2022	¥267,181
2023	228,631
2024	193,748
2025	150,403
2026	100,619

7.	LEASE TRANSACTIONS
Lease transactions as a lessee
Right-of-use
assets of finance leases, which are principally related to data processing equipment and included in Premises and equipment in the accompanying consolidated balance sheets, amounted to ¥18,497 million and
¥15,218 million at March 31, and 2020 and 2021, respectively. Lease liabilities of these finance leases, which are included in Long-term debt in the accompanying consolidated balance sheets, amounted to ¥25,186 million and
¥20,137 million at March 31, 2020 and 2021, respectively
.
Right-of-use
assets of operating leases, which are principally related to office space and equipment are included in Other assets in the accompanying consolidated balance sheets, amounted to ¥393,435 million and
¥338,547 million at March 31, 2020 and 2021, respectively. Lease liabilities of these operating leases, which are included in Other liabilities in the accompanying consolidated balance sheets, amounted to ¥482,813 million and
¥476,104 million at March 31, 2020 and 2021, respectively.
For the fiscal year ended March 31, 2021, the MUFG Group recognized ¥56,424 million of impairment losses for Right-of-use assets of operating leases, where recovery of the carrying amount is doubtful. The losses are included in Other non-interest expenses.
The discount rates used in determining the present value of leases are the MUFG Group’s incremental borrowing rate, developed based upon each lease’s term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that the MUFG Group will exercise that option. The MUFG Group has elected to exclude leases with original terms of less than one year from the

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

operating lease
right-of-use
assets and lease liabilities. The MUFG Group’s lease arrangements that have not yet commenced as of March 31, 2021 are not material. Variable lease costs did not have a material impact on the MUFG Group’s results of operations.
The following table presents profit or loss of lease transactions as a lessee for the fiscal years ended March 31, 2020 and 2021:

	2020	2021
	(in millions)
Finance lease cost:
Amortization of right-of-use assets	¥5,455	¥4,971
Interest on lease liabilities	460	240
Operating lease cost	99,939	91,276
The following table presents information of lease transactions as a lessee for the fiscal years ended March 31, 2020 and 2021:

	2020	2021
	(in millions, except years and percentages)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	¥482	¥331
Operating cash flows from operating leases	106,103	102,982
Financing cash flows from finance leases	7,090	7,709
Right-of-use assets obtained in exchange for new finance lease liabilities	12,754	3,487
Right-of-use assets obtained in exchange for new operating lease liabilities	46,482	50,564
Weighted-average remaining lease term:
Finance leases	4.4 years	4.1 years
Operating leases	9.5 years	8.3 years
Weighted-average discount rate:
Finance leases	0.99%	0.87%
Operating leases	1.16%	0.97%
Maturities of lease liabilities as of March 31, 2021 are as follows:

	Finance leases	Operating leases
	(in millions)
2022	¥7,550	¥106,423
2023	5,397	81,112
2024	3,735	60,525
2025	1,585	51,303
2026	748	41,089
2027 and thereafter	2,090	163,125

Total undiscounted cash flows	21,105	503,577
Difference between undiscounted and discounted cash flows	(968)	(27,473)

Amount on balance sheet	¥20,137	¥476,104

Lease transactions as a lessor
As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally of various

F-
60

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

types of data processing equipment, office equipment and transportation equipment. Sales type and direct financing lease are presented in loans. In certain case, the MUFG Group requests lessees to deposit in advance an amount nearly equal or equal to the residual value of leased assets.
The following table presents profit or loss of lease transactions as a lessor for the fiscal years ended March 31, 2020 and 2021:

	2020	2021
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥119,010	¥122,810
Operating leases:
Lease income	7,856	3,663

Total	¥126,866	¥126,473

Finance income on net investment is included in Interest income—Loans, including fees in the consolidated statements of income. Lease income from operating lease transactions is included in Other non-interest
income in the consolidated statements of income.
The following table presents the components of sales type and direct financing leases transactions as of March 31, 2020 and 2021.

	2020	2021
	(in millions)
Lease receivables (undiscounted)	¥2,193,360	¥1,913,852
Adjustments:
Discounted unguaranteed residual value	15,515	15,435
Initial direct cost on sales type and direct financing leases	29,562	27,869
Deferred selling profit	(364,206)	(313,784)

Net investment in sales type and direct financing leases	¥1,874,231	¥1,643,372

The following table presents maturity of the lease payment receivables of sales type and direct financing lease transactions as of March 31, 2021:

Lease receivables
(in millions)
2022	¥460,067
2023	417,653
2024	352,767
2025	270,563
2026	188,168
2027 and thereafter	224,634

Total undiscounted cash flows	1,913,852
Difference between undiscounted cash flows and the lease receivables recognized on balance sheet	(270,480)

Amount on balance sheet	¥1,643,372

F-
61

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	INCOME TAXES
Income before Income Tax Expense
Income before income tax expense by jurisdiction for the fiscal years ended March 31, 2019, 2020 and 2021 was as follows:

	2019	2020	2021
	(in millions)
Domestic income	¥228,018	¥89,440	¥575,101
Foreign income	642,824	343,780	1,033,241

Total	¥870,842	¥433,220	¥1,608,342

Income Tax Expense (Benefit)
The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2019, 2020 and 2021 was as follows:

	2019	2020	2021
	(in millions)
Current:
Domestic	¥57,303	¥28,128	¥95,183
Foreign	123,730	147,344	83,492

Total	181,033	175,472	178,675

Deferred:
Domestic	(32,746)	(18,949)	310,490
Foreign	(15,050)	(42,018)	(44,217)

Total	(47,796)	(60,967)	266,273

Income tax expense	133,237	114,505	444,948
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	15,590	(29,747)	1,146
Debt valuation adjustments	4,293	23,908	(36,792)
Derivatives qualifying for cash flow hedges	(1,845)	4,012	12,244
Defined benefit plans	(38,229)	(57,685)	139,883
Foreign currency translation adjustments	15,148	(20,693)	(3,368)

Total	(5,043)	(80,205)	113,113

Total	¥128,194	¥34,300	¥558,061

The MUFG Group files tax returns on a consolidated basis for corporate income taxes within Japan. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries.
Reconciliation of Effective Income Tax Rate
Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 30.6%, 30.6%, and 30.6% for the fiscal years ended March 31, 2019, 2020 and 2021, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

F-
62

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2019, 2020 and 2021 is as follows:

	2019	2020		2021
Combined normal effective statutory tax rate	30.6%	30.6%		30.6%
Nondeductible expenses	0.5	1.2		0.3
Impairment of goodwill	—	26.1		2.4
Foreign tax credit and payments	(3.3)	(9.2)		(0.9)
Lower tax rates applicable to income of subsidiaries	(2.5)	(3.2)		(1.0)
Change in valuation allowance	(1.4)	7.9		(0.9)
Realization of previously unrecognized tax effects of subsidiaries	—	(19.8	) (1)	0.0
Nontaxable dividends received	(9.1)	(15.6)		(1.9)
Undistributed earnings of subsidiaries	0.6	3.6		0.0
Tax and interest expense for uncertainty in income taxes	0.6	0.0		(0.1)
Noncontrolling interest income (loss)	0.2	(0.1)		0.1
Effect of changes in tax laws	0.0	—		(0.1)
Expiration of loss carryforward	0.1	1.9		0.1
Other—net	(1.0)	3.0		(0.9)

Effective income tax rate	15.3%	26.4%		27.7%

Note:
(1)	In October 2019, a wholly owned subsidiary of the MUFG Group was sold. The sale resulted in the realization of tax benefits that were not previously recognized as deferred tax assets, resulting in a ¥85,588 million reduction of income tax expense and a
19.8
% reduction in the effective tax rate for the fiscal year ended March 31, 2020.
Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are computed for each tax jurisdiction using currently
e
nacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2020 and 2021 were as follows:

	2020	2021
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥317,770	¥462,369
Operating loss carryforwards	94,326	97,844
Loans	2,022	790
Accrued liabilities and other	277,807	300,942
Premises and equipment	150,116	117,322
Derivative financial instruments	96,761	69,039
Defined benefit plans	57,836	—
Obligations under operating leases	133,812	132,443
Valuation allowance	(151,530)	(137,503)

Total deferred tax assets	978,920	1,043,246

F-
63

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2020	2021
	(in millions)
Deferred tax liabilities:
Investment securities (including trading account assets at fair value under the fair value option)	788,614	1,017,131
Intangible assets	87,063	70,575
Lease transactions	54,349	48,519
Defined benefit plans	—	81,282
Investments in subsidiaries and affiliates	279,583	338,713
Right-of-use assets of operating leases	106,995	100,260
Other	90,653	92,306

Total deferred tax liabilities	1,407,257	1,748,786

Net deferred tax assets (liabilities)	¥(428,337)	¥(705,540)

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
For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2020 and 2021 to the extent that it is more likely than not that they will not be realized.
Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2020 and 2021, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥67,791 million and ¥105,934 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither the plan nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.
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
64

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Loss and Tax Credit Carryforwards
At March 31, 2021, the MUFG Group had operating loss carryforwards for corporate tax of ¥213,108 million and tax credit carryforwards of ¥62,184 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2022	¥15,457	¥650
2023	5,575	8,191
2024	5,209	6,705
2025	84,080	10
2026	59,047	37
2027	1,722	70
2028 and thereafter	17,288	41,756
No definite expiration date	24,730	4,765

Total	¥213,108	¥62,184

Uncertainty in Income Tax
The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions)
Balance at beginning of fiscal year	¥12,917	¥19,160	¥19,249
Gross amount of increases for current year’s tax positions	313	399	202
Gross amount of decreases for current year’s tax positions	—	—	(1,919)
Gross amount of increases for prior years’ tax positions	8,836	212	489
Gross amount of decreases for prior years’ tax positions	(1,090)	—	(2,329)
Net amount of changes relating to settlements with tax authorities	—	(81)	—
Decreases due to lapse of applicable statutes of limitations	(1,540)	(297)	(116)
Foreign exchange translation and other	(276)	(144)	(1,747)

Balance at end of fiscal year	¥19,160	¥19,249	¥13,829

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions)
Balance at beginning of fiscal year	¥4,564	¥3,056	¥2,612
Total interest and penalties in the consolidated statements of income	(1,655)	(398)	(398)
Total cash settlements, foreign exchange translation and other	147	(46)	203

Balance at end of fiscal year	¥3,056	¥2,612	¥2,417

F-
65

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2020 and forward
United States—Federal	2017 and forward
United States—California	2015 and forward
Indonesia	2017 and forward
The MUFG Group is currently under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. The unrecognized tax benefits will decrease since resolved items will be removed from the balance regardless of whether their resolution results in payment or recognition. It is reasonably possible that the unrecognized tax benefits will not increase or decrease during the next twelve months.

9.	PLEDGED ASSETS AND COLLATERAL
Pledged Assets
At March 31, 2021, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2021
(in millions)
Trading account securities	¥9,966,574
Investment securities	20,250,998
Loans	12,289,789
Other	23,745

Total	¥42,531,106

The above pledged assets were classified by type of liabilities to which they related as follows:

2021
(in millions)
Deposits	¥138,491
Payables under repurchase agreements and securities lending transactions	13,118,547
Other short-term borrowings and long-term debt	29,243,996
Other	30,072

Total	¥42,531,106

At March 31, 2021, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets with a combined carrying value of ¥20,818,106 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
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

F-6
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2020 and 2021 the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,606,464 million and ¥2,881,778 million, respectively.
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
If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2021, the MUFG Group pledged ¥47,853 billion of assets that may not be sold or repledged by the secured parties.
Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2020 and 2021, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥38,858 billion and ¥30,983 billion, respectively, of which ¥32,095 billion and ¥23,478 billion, respectively, was sold or repledged.
At March 31, 2020 and 2021, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,696,108 million and ¥2,005,136 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,125,305 million and ¥909,641 million, respectively.

F-6
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	DEPOSITS
The balances of time deposits, including CDs, issued in amounts of ¥10 million (approximately U.S.$ 90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2021) or more with respect to domestic deposits and issued in amounts of U.S.$100,000 or more with respect to foreign deposits were ¥23,957,076 million and ¥23,329,855 million, respectively, at March 31, 2020, and ¥25,219,926 million and ¥23,673,512 million, respectively, at March 31, 2021.
The maturity information at March 31, 2021 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥32,811,126	¥23,871,425
Due after one year through two years	4,345,312	460,277
Due after two years through three years	2,454,117	204,050
Due after three years through four years	610,596	109,874
Due after four years through five years	668,397	31,178
Due after five years	757,934	68,309

Total	¥41,647,482	¥24,745,113

11.	CALL MONEY AND FUNDS PURCHASED
A summary of funds transactions for the fiscal years ended March 31, 2020 and 2021 is as follows:

	2020	2021
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥3,668,922	¥2,353,830
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.04%	0.04%

12.	DUE TO TRUST ACCOUNT, SHORT-TERM BORROWINGS AND LONG-TERM DEBT
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
day-to-day
changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2020 and 2021 is as follows:

	2020	2021
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥3,377,747	¥3,891,831
Weighted average interest rate on outstanding balance at end of fiscal year	0.00%	0.00%

F-6
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2020 and 2021, the MUFG Group had unused lines of credit for financing amounting to ¥7,519,582 million and ¥4,408,245 million, respectively. The amounts principally consist of pooled collateral which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension
.
Other short-term borrowings at March 31, 2020 and 2021 were comprised of the following:

	2020	2021
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,160,758	¥1,207,610
Borrowings from the Bank of Japan	9,800,800	9,238,209
Borrowings from other financial institutions	191,453	141,060
Other	170,044	126,060

Total domestic offices	11,323,055	10,712,939

Foreign offices:
Commercial paper	3,836,459	3,281,866
Borrowings from other financial institutions	631,502	113,874
Short-term debentures	24,009	7,775
Other	241,168	71,306

Total foreign offices	4,733,138	3,474,821

Total	16,056,193	14,187,760
Less unamortized discount	711	37

Other short-term borrowings—net	¥16,055,482	¥14,187,723

Weighted average interest rate on outstanding balance at end of fiscal year	0.67%	0.06%

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2020 and 2021 was comprised of the following:

	2020	2021
	(in millions)
MUFG:
Obligations under finance leases	¥6,552	¥4,989
Unsubordinated debt (1) :
Fixed rate bonds, payable in US dollars, due 2021-2039, principally 0.85%-4.29%	3,864,822	4,224,401
Fixed rate bonds, payable in Euro, due 2023-2033, principally 0.34%-1.75%	408,825	482,856
Fixed rate bonds, payable in other currencies, due 2024-2029, principally 2.08%-4.05% (2)	28,382	34,262
Floating rate bonds, payable in US dollars, due 2021-2023, principally 0.87%-1.24%	734,254	669,464
Floating rate bonds, payable in Euro, due 2023, principally 0.01%	41,843	45,430
Floating rate bonds, payable in other currencies, due 2024, principally 1.26% (2)	26,436	33,744

Total	5,104,562	5,490,157

Subordinated debt (1) :
Fixed rate bonds, payable in Japanese yen, due 2024-2031, principally 0.37%-1.39%	685,663	776,886
Adjustable rate bonds, payable in Japanese yen, due 2026-2031, principally 0.29%-0.58%	1,043,336	1,072,209
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 0.82%-2.50%	1,756,087	1,704,816
Adjustable rate borrowings, payable in Japanese yen, due 2028-2029, principally 0.30%-0.46%	47,500	31,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.85%-1.17%	66,649	87,085
Floating rate bonds, payable in Japanese yen, no stated maturity, principally 3.02%	3,500	—
Floating rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.57%-0.79%	86,000	86,000

Total	3,688,735	3,758,496

Total	8,799,849	9,253,642

MUFG Bank:
Obligations under finance leases	¥5,636	¥4,628
Unsubordinated debt (1) :
Fixed rate bonds, payable in Japanese yen, due 2021-2027, principally 0.36%-2.34%	141,700	123,300
Fixed rate bonds, payable in US dollars, due 2021-2050, principally 0.00%-4.70%	1,104,504	1,041,115
Fixed rate bonds, payable in Euro, due 2022-2033, principally 0.88%-1.81%	108,252	109,619
Fixed rate bonds, payable in other currencies, due 2047, principally 0.00% (2)	17,620	3,100
Fixed rate borrowings, payable in Japanese yen, due 2021-2028, principally 0.00%-0.25%	10,440,217	18,689,074
Fixed rate borrowings, payable in US dollars, due 2030, principally 2.93%	8,367	7,833
Floating rate borrowings, payable in US dollars, due 2021-2031, principally 0.20%-4.11%	897,170	721,941
Floating rate borrowings, payable in Euro, due 2021-2036, principally 0.00%-0.40%	102,123	111,611

Total	12,819,953	20,807,593

Subordinated debt (1) :
Fixed rate bonds, payable in Japanese yen, due 2021-2031, principally 1.39%-2.91%	490,590	350,900
Fixed rate borrowings, payable in Japanese yen, due 2022-2035, principally 0.31%-2.24%	73,400	73,400
Adjustable rate borrowings, payable in Japanese yen, due 2028, principally 0.98%	12,000	10,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 2.67%-3.52%	13,500	—
Floating rate borrowings, payable in Japanese yen, due 2027, principally 0.12%	15,000	15,000

Total	604,490	449,300

Obligations under loan securitization transaction accounted for as secured borrowings due 2021-2080, principally 0.11%-8.00%	791,139	618,072

Total	14,221,218	21,879,593

F-
70

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2020	2021
	(in millions)
Other subsidiaries:
Obligations under finance leases	¥12,998	¥10,520
Unsubordinated debt (1) :
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2021-2051, principally 0.00%-56.00%	940,691	878,276
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2021-2036, principally 0.00%-57.00%	1,106,465	885,950
Fixed rate borrowings, bonds and notes, payable in Euro, due 2021-2030, principally 0.00%-0.26%	2,965	2,719
Fixed rate borrowings, bonds and notes, payable in Thai baht, due 2021-2027, principally 0.00%-7.15%	387,799	349,666
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2021-2037, principally 0.00%-10.25% (2)	360,558	320,663
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2021-2051, principally 0.00%-65.00%	1,259,427	1,007,882
Floating rate borrowings, bonds and notes, payable in US dollars, due 2021-2030, principally 0.00%-60.00%	378,217	174,997
Floating rate borrowings, bonds and notes, payable in Euro, due 2021-2023, principally 0.00%-4.00%	835	1,092
Floating/Adjustable rate borrowings, bonds and notes, payable in other currencies, due 2020-2024, principally 0.00%-7.30% (2)	6,804	—

Total	4,443,761	3,621,245

Subordinated debt (1) :
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2021-2030, principally 1.36%-2.61%	223,095	184,894
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2022-2030, principally 7.50%-9.90%	737	1,212
Fixed rate borrowings, bonds and notes, payable in Thai baht, due 2027-2029, principally 3.40%-3.90%	220,756	209,189
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2021, principally 0.00% (2)	7,179	6,915
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2021, principally 0.73%	2,000	—
Floating rate borrowings, bonds and notes, payable in US dollars, due 2036, principally 1.95%	4,575	3,820

Total	458,342	406,030

Obligations under loan securitization transaction accounted for as secured borrowings due 2021-2022, principally 1.84%-2.25%	6,453	11

Total	4,921,554	4,037,806

Total	27,942,621	35,171,041

Debt issuance cost	¥(15,858)	¥(13,390)

Total	¥27,926,763	¥35,157,651

Notes:
(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as Australian dollar, British pound, Indonesian rupiah, Brazilian real, Russian ruble etc., excluding Japanese yen, US dollars, Euro and Thai baht have been summarized into the “Other currencies” classification.

The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ

F-
71

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2020 and 2021.
Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.
The following is a summary of maturities of long-term debt subsequent to March 31, 2021:

	MUFG	BK	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2022	¥792,201	¥2,014,430	¥1,065,677	¥3,872,308
2023	896,760	644,383	1,025,627	2,566,770
2024	752,246	1,073,761	558,907	2,384,914
2025	979,603	16,530,494	272,391	17,782,488
2026	513,597	181,556	195,186	890,339
2027 and thereafter	5,319,235	1,434,969	920,018	7,674,222

Total	¥9,253,642	¥21,879,593	¥4,037,806	¥35,171,041

New Issuances of Bonds for Basel III
For the fiscal year ended March 31, 2021, the MUFG Group issued to institutional investors in Japan ¥60,000 million aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable
or when the MUFG Group becomes subject to bankruptcy proceedings.
For the fiscal year ended March 31, 2021, the MUFG Group issued $4,500 million (approximately ¥498,195 million), €500 million (approximately ¥64,900 million) of bonds with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) to global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board. The MUFG Group is required to maintain external TLAC ratios of 16% on a risk-weighted assets basis and 6% on a leverage exposure basis as of March 31, 2021 and 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis from March 31, 2022.

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
Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2019, 2020 and 2021 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2019	2020	2021	2019		2020		2021
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥48,352	¥49,194	¥46,861	¥12,395	¥525	¥14,406	¥366	¥13,947	¥229
Interest cost on projected benefit obligation	13,504	10,969	11,091	14,958	1,046	17,370	1,159	14,295	793
Expected return on plan assets	(74,270)	(74,744)	(71,078)	(33,266)	(2,314)	(31,382)	(1,882)	(31,161)	(2,118)
Amortization of net actuarial loss	731	5,641	17,019	9,993	707	8,685	1,162	11,560	208
Amortization of prior service cost	(1,210)	(1,204)	(1,205)	(3,039)	(2,020)	(2,633)	(1,881)	(2,614)	(448)
Loss (gain) on settlements and curtailment	(5,980)	(2,366)	(4,605)	49	—	223	—	30	—

Net periodic benefit cost (income)	¥(18,873)	¥(12,510)	¥(1,917)	¥1,090	¥(2,056)	¥6,669	¥(1,076)	¥6,057	¥(1,336)

F-
73

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2019	2020	2021	2019		2020		2021
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	0.76%	0.61%	0.63%	3.19%	3.27%	3.80%	3.87%	2.94%	2.72%
Discount rates in determining benefit obligation	0.61	0.63	0.71	3.87	3.99	3.05	2.96	2.34	2.23
Rates of increase in future compensation level for determining expense	3.21	3.21	3.46	4.65	—	5.01	—	5.12	—
Rates of increase in future compensation level for determining benefit obligation	3.21	3.46	3.46	5.01	—	5.12	—	5.09	—
Expected rates of return on plan assets	2.83	2.89	2.93	6.70	7.50	6.25	7.00	6.19	7.00
Cash balance crediting rate for determining expense	2.46	2.46	2.46	2.74	—	3.03	—	2.39	—
Cash balance crediting rate for determining benefit obligation	2.46	2.46	2.46	3.03	—	2.39	—	1.62	—
The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year:

	MUAH		Other than MUAH
	2020 (1)	2021 (1)	2020 (1)	2021 (1)
Initial trend rate	4.14%	4.17%	6.50%	6.50%
Ultimate trend rate	3.77%	3.78%	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2027	2028	2027	2028

Note:
(1)	Fiscal years of MUFG Americas Holdings and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2019 and 2020, respectively.

F-
74

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2020 and 2021:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2020	2021	2020		2021
	Non-contributory pension benefits and SIP	Non-contributory pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,841,884	¥1,807,905	¥469,080	¥31,510	¥547,013	¥32,383
Service cost	49,194	46,861	14,406	366	13,947	229
Interest cost	10,969	11,091	17,370	1,159	14,295	793
Plan participants’ contributions	—	—	28	455	30	440
Acquisitions/ Divestitures	(94)	(2,845)	13,000	—	(260)	—
Amendments	—	(22)	3,721	—	(1,187)	—
Actuarial loss (gain)	(3,053)	(21,558)	58,831 (1)	1,648	51,724 (1)	1,506
Benefits paid	(66,771)	(65,730)	(21,120)	(2,326)	(20,816)	(2,488)
Lump-sum payment	(24,224)	(22,219)	(2,284)	—	(2,825)	—
Translation adjustments and other	—	—	(6,019)	(429)	(20,968)	(1,509)

Benefit obligation at end of fiscal year	1,807,905	1,753,483	547,013	32,383	580,953	31,354

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,594,788	2,432,847	493,495	28,258	559,508	31,919
Actual return on plan assets	(123,802)	472,185	92,087	5,695	82,615	5,165
Employer contributions	28,653	21,151	2,887	186	3,896	181
Acquisitions/ Divestitures	(21)	(2,440)	791	—	—	—
Plan participants’ contributions	—	—	28	455	30	440
Benefits paid	(66,771)	(65,730)	(21,120)	(2,326)	(20,816)	(2,488)
Translation adjustments and other	—	—	(8,660)	(349)	(20,829)	(1,868)

Fair value of plan assets at end of fiscal year	2,432,847	2,858,013	559,508	31,919	604,404	33,349

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥643,520	¥1,122,507	¥81,301	¥4,378	¥94,445	¥6,754
Accrued benefit cost	(18,577)	(17,977)	(68,806)	(4,842)	(70,994)	(4,759)

Net amount recognized	¥624,943	¥1,104,530	¥12,495	¥(464)	¥23,451	¥1,995

Note:
(1)	Significant gains and losses related to changes in the benefit obligation for the fiscal years ended March 31, 2020 and 2021 primarily result from changes in the discount rate.
The aggregated accumulated benefit obligations of these plans at March 31, 2020 and 2021 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2020	2021	2020	2021
	(in millions)
Aggregated accumulated benefit obligations	¥1,773,042	¥1,719,798	¥523,078	¥554,375

F-
75

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2020 and 2021 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2020	2021	2020	2021
	(in millions)
Projected benefit obligations	¥26,442	¥24,527	¥89,829	¥92,527
Accumulated benefit obligations	26,442	24,527	67,609	68,720
Fair value of plan assets	7,980	6,738	21,014	21,532
MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum
termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2019, 2020 and 2021 were ¥9,325 million, ¥13,883 million and ¥16,716 million, respectively.
The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2020 and 2021:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2020	2021	2020		2021
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥437,254	¥1,557	¥114,167	¥5,164	¥96,807	¥3,255
Prior service cost	(4,255)	(3,072)	(7,875)	(2,304)	(6,167)	(1,869)

Gross amount recognized in Accumulated OCI	432,999	(1,515)	106,292	2,860	90,640	1,386
Taxes	(174,915)	(41,639)	(27,974)	(874)	(23,900)	(489)

Net amount recognized in Accumulated OCI	¥258,084	¥(43,154)	¥78,318	¥1,986	¥66,740	¥897

The following table presents OCI for the fiscal years ended March 31, 2020 and 2021:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2020	2021	2020		2021
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥195,492	¥(423,283)	¥(1,732)	¥(2,166)	¥319	¥(1,541)
Prior service cost arising during the year	—	(22)	3,722	—	(1,187)	—
Losses (gains) due to amortization:
Net actuarial loss	(5,641)	(17,019)	(8,685)	(1,162)	(11,560)	(208)
Prior service cost	1,204	1,205	2,633	1,881	2,614	448
Curtailment and settlement	2,366	4,605	(223)	—	(30)	—
Foreign currency translation adjustments	—	—	(1,125)	(58)	(5,808)	(173)

Total changes in Accumulated OCI	¥193,421	¥(434,514)	¥(5,410)	¥(1,505)	¥(15,652)	¥(1,474)

F-7
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
The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2021 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	36.3%	0.3%	—%
Japanese debt securities	28.6	—	—
Non-Japanese equity securities	15.7	44.9	63.0
Non-Japanese debt securities	13.9	43.0	27.0
Real estate	1.4	10.0	10.0
Short-term assets	4.1	1.8	—

Total	100.0%	100.0%	100.0%

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

F-7
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
Estimated future benefit payments
The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2022	¥82,295	¥23,248	¥1,976
2023	80,857	24,078	2,012
2024	81,015	25,322	2,032
2025	80,709	26,245	2,004
2026	79,277	28,020	1,950
Thereafter (2027-2031)	387,189	173,667	8,272
Fair value measurement of the plan assets
The following is a description of the valuation methodologies used for plan assets measured at fair value as well as the classification of the plan assets pursuant to the fair value hierarchy described in Note 31.
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

F-7
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

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair value of each major category of plan assets as of March 31, 2020 and 2021:
Pension benefits and SIP Investments:

At March 31, 2020	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥147,926	¥—	¥—	¥147,926	¥—	¥—	¥—	¥—
Non-Japanese government bonds	—	—	—	—	42,135	5,185	—	47,320
Other debt securities	7,014	12,113	325	19,452	—	105,096	—	105,096
Japanese marketable equity securities	690,741	—	—	690,741	—	—	—	—
Non-Japanese marketable equity securities	47,655	235	—	47,890	26,981	616	—	27,597
Other investment funds	—	—	—	—	81,803	150,121	—	231,924	(2)
Japanese general account of life insurance companies (1)	—	217,898	—	217,898	—	—	—	—
Other investments	6,547	32,150	—	38,697	480	1,937	250	2,667

Total	¥899,883	¥262,396	¥325	¥1,162,604	¥151,399	¥262,955	¥250	¥414,604

At March 31, 2021	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥145,236	¥—	¥—	¥145,236	¥—	¥—	¥—	¥—
Non-Japanese government bonds	—	—	—	—	44,105	4,645	—	48,750
Other debt securities	10,136	14,065	230	24,431	—	117,696	—	117,696
Japanese marketable equity securities	862,096	—	—	862,096	—	—	—	—
Non-Japanese marketable equity securities	81,525	588	—	82,113	34,584	671	—	35,255
Other investment funds	—	—	—	—	76,520	164,810	—	241,330	(2)
Japanese general account of life insurance companies (1)	—	217,827	—	217,827	—	—	—	—
Other investments	8,390	5,092	—	13,482	812	13,502	333	14,647

Total	¥1,107,383	¥237,572	¥230	¥1,345,185	¥156,021	¥301,324	¥333	¥457,678

Notes:
(1)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.24% from April 1, 2019 to March 31, 2020 and 1.25% from April 1, 2020 to March 31, 2021.
(2)	Other investment funds of the foreign offices and subsidiaries include mutual funds and common collective funds of ¥81,768 million and ¥119,307 million, respectively, which were held by MUFG Americas Holdings at December 31, 2019 and ¥80,717 million and ¥128,005 million, respectively, at December 31, 2020.
F-
80

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2020 and 2021:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2020		2021		2020		2021
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥125,218		¥118,509		¥—		¥—
Japanese debt securities	212,727		324,700		—		—
Non-Japanese marketable equity securities	146,796		90,598		—		—
Non-Japanese debt securities	169,978		215,015		—		—
Other	100,798		153,483		—		—

Total pooled funds	755,517		902,305		—		—

Other investment funds	514,726	(1)	610,523	(1)	144,904	(2)	146,726	(2)

Total	¥1,270,243		¥1,512,828		¥144,904		¥146,726

Notes:
(1)	Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥486,496 million and ¥13,891 million, respectively, at March 31, 2020 and ¥580,617 million and ¥14,763 million, respectively, at March 31, 2021.
(2)	Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of ¥56,125 million, ¥54,474 million and ¥34,098 million, respectively, at March 31, 2020 and ¥58,086 million, ¥51,318 million and ¥37,161 million, respectively, at March 31, 2021.
Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥942 million
(
0.03% of plan assets) of debt securities issued by the MUFG Group at March 31, 2020 and ¥600 million
(
0.02% of plan assets) at March 31, 2021, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥5,843 million
(
0.20% of plan assets) of common stock issued by the MUFG Group at March 31, 2020 and ¥6,116 million
(
0.18% of plan assets) at March 31, 2021, respectively.

F-
81

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	OTHER ASSETS AND LIABILITIES
Major components of other assets and liabilities at March 31, 2020 and 2021 were as follows:

	2020	2021
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥1,191,690	¥400,776
Other (1)	1,212,511	1,162,424
Investments in equity method investees	2,421,154	2,560,339
Prepaid benefit cost (Note 13)	729,199	1,223,706
Cash collateral pledged for derivative transactions (Note 9)	1,696,108	2,005,136
Cash collateral for the use of Bank of Japan’s settlement infrastructure	965,546	998,838
Accrued interest	308,448	259,336
Deferred tax assets (Note 8)	113,031	122,031
Right-of-use assets of operating leases (Note 7)	393,435	338,547
Other	4,077,577	4,250,171

Total	¥13,108,699	¥13,321,304

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,078,653	¥1,202,371
Other	1,251,260	1,281,436
Obligations to return securities received as collateral (Notes 15, 16 and 31)	4,806,171	6,581,759
Accrued interest	187,096	110,856
Deferred tax liabilities (Note 8)	541,368	827,571
Allowance for off-balance sheet credit instruments	56,995	83,615
Accrued benefit cost (Note 13)	92,225	93,730
Guarantees and indemnifications	39,601	38,123
Cash collateral received for derivative transactions (Note 9)	1,125,305	909,641
Obligations under operating leases (Note 7)	482,813	476,104
Accrued and other liabilities	3,562,359	3,465,614

Total	¥13,223,846	¥15,070,820

Note:
(1)
Accounts receivable—Other is primarily comprised of receivables relating to the card business. The provision or reversal of the allowance for credit losses relating to the receivables is included in Non-interest expense on the condensed consolidated statements of income. The receivables relating to the card business include
¥4,980 million of past due receivables
(1-3
months past due receivables of ¥2,252 million and greater than 3 months past due receivables of ¥2,728 million) as of March 31, 2021, and the credit quality for these receivables is primarily evaluated based on the extent of past due. The outstanding balance of the accounts receivable is presented on a net basis after allowance for credit losses. Upon adoption of the new guidance on measurement of credit losses on financial instruments as of April 1, 2020, the amount of the allowance for credit losses increased by
¥10,248 million. The change of allowance for credit losses
on these receivables
during the period ended March 31, 2021 is primarily due to provision of the allowance for the receivables.
Investments in equity method investees include marketable equity securities carried at ¥1,809,161 million and ¥1,964,118 million at March 31, 2020 and 2021, respectively. Corresponding aggregated market values were ¥1,987,008 million and ¥3,943,990 million, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥1,411,131 million and ¥1,618,579 million at March 31, 2020 and 2021, respectively.

F-
82

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2021, the MUFG Group held approximately 20.18% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥185,255 million and ¥174,190 million at March 31, 2020 and 2021, respectively.
The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥51,645 million, ¥21,672 million and ¥53,758 million for the fiscal years ended March 31, 2019, 2020 and 2021 respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income
.
Summarized Financial Information of the MUFG Group’s Equity Method Investees
Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2020 and 2021, and for each of the three years ended March 31, 2021 is as follows:

	2020	2021
	(in billions)
Trading assets	¥29,484	¥34,670
Securities purchased under agreements to resell	11,405	12,701
Securities borrowed	7,868	11,309
Total assets	103,149	128,288
Deposits	25,601	35,775
Customer and other payables	21,556	25,477
Borrowings	21,206	23,894
Total liabilities	93,656	116,377
Noncontrolling interests	149	147

	2019	2020	2021
	(in billions)
Net revenues	¥4,363	¥4,457	¥5,841
Total non-interest expenses	3,168	3,259	3,932
Income from continuing operations before income taxes	1,195	1,140	1,881
Net income applicable to Morgan Stanley	944	903	1,433
Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2020 and 2021, and for each of the three years ended March 31, 2021 is as follows:

	2020	2021
	(in billions)
Net loans	¥15,190	¥15,417
Total assets	29,255	28,459
Deposits	8,898	9,651
Total liabilities	24,025	24,176
Noncontrolling interests	1,005	85

F-
83

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2019	2020	2021
	(in billions)
Total interest income	¥1,036	¥1,093	¥1,058
Total interest expense	430	419	375
Net interest income	606	674	683
Provision for credit losses	157	171	215
Income before income tax expense	205	366	476
Net income	135	285	400

15.	OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2020 and 2021, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

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

F-
84

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2021	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥11,997	¥—	¥11,997	¥(8,628)	¥(605)	¥2,764
Receivables under resale agreements	16,053	(2,273)	13,780	(12,687)	(37)	1,056
Receivables under securities borrowing transactions	3,370	—	3,370	(3,289)	—	81

Total	¥31,420	¥(2,273)	¥29,147	¥(24,604)	¥(642)	¥3,901

Financial liabilities:
Derivative liabilities	¥11,714	¥—	¥11,714	¥(8,545)	¥(1,624)	¥1,545
Payables under repurchase agreements	26,800	(2,232)	24,568	(23,835)	(60)	673
Payables under securities lending transactions	843	—	843	(814)	(2)	27
Obligations to return securities received as collateral	6,582	—	6,582	(1,931)	—	4,651

Total	¥45,939	¥(2,232)	¥43,707	¥(35,125)	¥(1,686)	¥6,896

16.	REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2020 and 2021. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

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

F-
85

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2021
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥6,006	¥16,888	¥1,973	¥1,933	¥26,800
Payables under securities lending transactions	789	26	28	—	843
Obligations to return securities received as collateral	5,607	278	528	169	6,582

Total	¥12,402	¥17,192	¥2,529	¥2,102	¥34,225

Secured borrowing by the class of collateral pledged at March 31, 2020 and 2021 was as follows:

	March 31, 2020
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥10,687	¥38	¥2,241	¥12,966
Foreign government and official institution bonds	17,326	57	873	18,256
Corporate bonds	784	—	183	967
Residential mortgage-backed securities	4,248	—	10	4,258
Other debt securities	157	—	2	159
Marketable equity securities	506	914	1,497	2,917
Other	25	8	—	33

Total	¥33,733	¥1,017	¥4,806	¥39,556

	March 31, 2021
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥7,754	¥104	¥4,022	¥11,880
Foreign government and official institution bonds	13,914	17	738	14,669
Corporate bonds	702	1	214	917
Residential mortgage-backed securities	3,729	—	—	3,729
Other debt securities	218	—	5	223
Marketable equity securities	462	721	1,603	2,786
Other	21	—	—	21

Total	¥26,800	¥843	¥6,582	¥34,225

F-8
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.	PREFERRED STOCK
Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2021.
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
As of March 31, 2019, 2020 and 2021, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.

18.	COMMON STOCK AND CAPITAL SURPLUS
The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2019, 2020 and 2021 were as follows:

	2019	2020	2021
	(shares)
Balance at beginning of fiscal year	13,900,028,020	13,667,770,520	13,581,995,120
Retirement of shares of common stock	(232,257,500)	(85,775,400)	—

Balance at end of fiscal year	13,667,770,520	13,581,995,120	13,581,995,120

Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.
The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by MUFG Bank and Mitsubishi UFJ Trust and Banking at March 31, 2021, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.
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

F-8
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

F-8
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
MUFG’s amount available for dividends, at March 31, 2021, was ¥4,356,678 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.
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
The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of fiscal year	¥2,270,346	¥(369,369)	¥(344,785)
Net change during the fiscal year	60,616	24,584	(38,253)
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities	(2,700,331)	—	—
Effect of adopting new guidance on measurement of credit losses on financial instruments	—	—	34

Balance at end of fiscal year	¥(369,369)	¥(344,785)	¥(383,004)

Net debt valuation adjustments:
Balance at beginning of fiscal year	¥(16,488)	¥(8,670)	¥45,502
Net change during the fiscal year	9,729	54,172	(83,364)
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities	(1,911)	—	—

Balance at end of fiscal year	¥(8,670)	¥45,502	¥(37,862)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥(19,250)	¥(24,140)	¥(13,343)
Net change during the fiscal year	(4,890)	10,797	32,372

Balance at end of fiscal year	¥(24,140)	¥(13,343)	¥19,029

Defined benefit plans:
Balance at beginning of fiscal year	¥(119,593)	¥(208,273)	¥(337,918)
Net change during the fiscal year	(88,680)	(129,645)	317,536

Balance at end of fiscal year	¥(208,273)	¥(337,918)	¥(20,382)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥362,300	¥326,183	¥230,127
Net change during the fiscal year	(36,117)	(96,056)	(97,389)

Balance at end of fiscal year	¥326,183	¥230,127	¥132,738

Balance at end of fiscal year	¥(284,269)	¥(420,417)	¥(289,481)

F-
91

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019			2020			2021
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥132,723	¥(24,690)	¥108,033	¥100,974	¥(2,260)	¥98,714	¥(69,247)	¥(599)	¥(69,846)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(28,953)	9,100	(19,853)	(107,102)	32,007	(75,095)	(383)	(547)	(930)

Net change	103,770	(15,590)	88,180	(6,128)	29,747	23,619	(69,630)	(1,146)	(70,776)
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			27,564			(965)			(32,523)

Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			60,616			24,584			(38,253)

Net debt valuation adjustments:
Net debt valuation adjustments	13,006	(3,982)	9,024	77,765	(23,812)	53,953	(126,007)	38,584	(87,423)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	1,016	(311)	705	315	(96)	219	5,851	(1,792)	4,059

Net change	14,022	(4,293)	9,729	78,080	(23,908)	54,172	(120,156)	36,792	(83,364)
Net debt valuation adjustments attributable to noncontrolling interests			—			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			9,729			54,172			(83,364)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(10,397)	2,825	(7,572)	1,375	(560)	815	44,255	(12,359)	31,896
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	3,662	(980)	2,682	13,279	(3,452)	9,827	164	115	279

Net change	(6,735)	1,845	(4,890)	14,654	(4,012)	10,642	44,419	(12,244)	32,175

F-
92

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2019			2020			2021
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized losses on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			(155)			(197)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(4,890)			10,797			32,372

Defined benefit plans:
Defined benefit plans	(126,001)	37,655	(88,346)	(195,851)	59,426	(136,425)	436,435	(133,404)	303,031
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(1,168)	574	(594)	6,643	(1,741)	4,902	22,504	(6,479)	16,025

Net change	(127,169)	38,229	(88,940)	(189,208)	57,685	(131,523)	458,939	(139,883)	319,056
Defined benefit plans attributable to noncontrolling interests			(260)			(1,878)			1,520

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(88,680)			(129,645)			317,536

Foreign currency translation adjustments:
Foreign currency translation adjustments	(18,062)	(17,932)	(35,994)	(99,520)	19,588	(79,932)	(61,085)	(14,370)	(75,455)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(9,002)	2,784	(6,218)	(2,238)	1,105	(1,133)	(57,534)	17,738	(39,796)

Net change	(27,064)	(15,148)	(42,212)	(101,758)	20,693	(81,065)	(118,619)	3,368	(115,251)
Foreign currency translation adjustments attributable to noncontrolling interests			(6,095)			14,991			(17,862)

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(36,117)			(96,056)			(97,389)

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥(59,342)			¥(136,148)			¥130,902

F-
93

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net losses (gains) on sales and redemptions of Available-for-sale debt securities	¥(29,182)	¥(108,193)	¥6,410	Investment securities gains (losses)—net
Impairment losses on investment securities	596	1,590	6	Investment securities gains (losses)—net
Other	(367)	(499)	(6,799)

	(28,953)	(107,102)	(383)	Total before tax
	9,100	32,007	(547)	Income tax expense

	¥(19,853)	¥(75,095)	¥(930)	Net of tax

Net debt valuation adjustments	¥1,016	¥315	¥5,851	Equity in earnings of equity method investees—net or Other non-interest income

	1,016	315	5,851	Total before tax
	(311)	(96)	(1,792)	Income tax expense

	¥705	¥219	¥4,059	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges Interest rate contracts	¥3,739	¥9,878	¥(3,579)	Interest income on Loans, including fees
Foreign exchange contracts	—	3,399	3,743	Interest expense on Long- term debt or Foreign exchange losses—net
Other	(77)	2	—

	3,662	13,279	164	Total before tax
	(980)	(3,452)	115	Income tax expense

	¥2,682	¥9,827	¥279	Net of tax

Defined benefit plans
Net actuarial loss (1)	¥11,431	¥15,488	¥28,787	Other non-interest expenses
Prior service cost (1)	(6,269)	(5,718)	(4,267)	Other non-interest expenses
Gain on settlements and curtailment, and other (1)	(6,330)	(3,127)	(2,016)	Other non-interest income or expenses

	(1,168)	6,643	22,504	Total before tax
	574	(1,741)	(6,479)	Income tax expense

	¥(594)	¥4,902	¥16,025	Net of tax

Foreign currency translation adjustments	¥(9,004)	¥(5,003)	¥(57,561)	Other non-interest income
	2	2,765	27	Other non-interest expenses

	(9,002)	(2,238)	(57,534)	Total before tax
	2,784	1,105	17,738	Income tax expense

	¥(6,218)	¥(1,133)	¥(39,796)	Net of tax

Total reclassifications for the period	¥(34,445)	¥(89,103)	¥(29,398)	Total before tax
	11,167	27,823	9,035	Income tax expense

	¥(23,278)	¥(61,280)	¥(20,363)	Net of tax

F-
94

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:
(1)	These Accumulated OCI components are components of net periodic benefit cost. See Note 13 for more information.

21.	REGULATORY CAPITAL REQUIREMENTS
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
The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2020 and 2021 in accordance with Basel III.
Capital Ratios
Basel III is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information.
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

F-
95

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

F-9
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systematically Important Bank
(“G-SIB”),
as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements had been phased in and fully implemented as of March 31, 2020. In addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a
G-SIB
surcharge of 1.5% as of March 31, 2020 and 2021, and a countercyclical buffer of 0.01% and 0.00% as of March 31, 2020 and 2021, respectively.
Leverage Ratios
The leverage ratio is designed for monitoring and preventing the build-up
of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to both on and off-balance
sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include revisions to the measurement of the leverage ratio and a 3% minimum leverage ratio requirement, plus a
G-SIB
leverage ratio buffer equal to 50% of the applicable
G-SIB
capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the
G-SIB
leverage ratio buffer requirement. Effective as of March 31, 2019, the minimum leverage ratio requirement was adopted by the FSA
.
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
Leverage ratio:
MUFG	15,623,321	4.42	10,593,527	3.00
BK	12,170,005	4.21	8,656,169	3.00
TB	1,625,712	4.51	1,079,863	3.00

F-9
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
At March 31, 2021:
Total capital (to risk-weighted assets):
MUFG (1)	¥18,669,510	16.31%	¥13,730,324	12.00%
BK	14,630,443	15.04	7,779,147	8.00
TB	2,099,662	22.47	747,524	8.00
Tier 1 capital (to risk-weighted assets):
MUFG (1)	15,982,746	13.96	11,441,937	10.00
BK	12,411,352	12.76	5,834,360	6.00
TB	1,870,988	20.02	560,643	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG (1)	14,113,722	12.33	9,725,646	8.50
BK	10,865,302	11.17	4,375,770	4.50
TB	1,681,140	17.99	420,482	4.50
Leverage ratio:
MUFG	15,982,746	5.45	8,781,753	3.00
BK	12,411,352	5.22	7,123,396	3.00
TB	1,870,988	7.53	744,744	3.00
Stand-alone:
At March 31, 2020:
Total capital (to risk-weighted assets):
BK	¥12,092,262	14.76%	¥6,550,969	8.00%
TB	2,131,514	25.42	670,714	8.00
Tier 1 capital (to risk-weighted assets):
BK	10,254,608	12.52	4,913,227	6.00
TB	1,867,723	22.27	503,035	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,738,975	10.67	3,684,920	4.50
TB	1,686,723	20.11	377,276	4.50
Leverage ratio:
BK	10,254,608	4.02	7,644,928	3.00
TB	1,867,723	5.87	953,353	3.00
At March 31, 2021:
Total capital (to risk-weighted assets):
BK	¥12,359,493	14.60%	¥6,770,631	8.00%
TB	2,294,694	21.91	837,567	8.00
Tier 1 capital (to risk-weighted assets):
BK	10,512,405	12.42	5,077,974	6.00
TB	2,066,480	19.73	628,176	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	9,025,272	10.66	3,808,480	4.50
TB	1,876,980	17.92	471,132	4.50
Leverage ratio:
BK	10,512,405	5.14	6,127,521	3.00
TB	2,066,480	8.95	691,914	3.00

F-9
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:
(1)	Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and
G-SIB
surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a
G-SIB
surcharge of 1.5% as of March 31, 2020 and 2021, and the countercyclical buffer of 0.01% and 0
.00
% as of March 31, 2020 and 2021, respectively.
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
At March 31, 2020, Mitsubishi UFJ Morgan Stanley Securities’s capital accounts less certain fixed assets of ¥440,520 million on a stand-alone basis and ¥465,343 million on a consolidated basis, were 313.0% and 316.2% of the total amounts equivalent to market, counterparty credit and operational risks, respectively. At March 31, 2021, its capital accounts less certain fixed assets of ¥475,343 million on a stand-alone basis, are 275.4% of the total amounts equivalent to market, counterparty credit and operational risks.
Management believes, as of March 31, 2021, that MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.
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
As required under U.S. Basel III rules, the 2.5% capital conservation buffer is being implemented on a phased-in
basis in equal increments of 0.625% per year over a four-year period that commenced on January 1, 2016. MUFG Americas Holdings and MUFG Union Bank satisfy the minimum capital requirements including the capital conservation buffer on a fully phased-in
basis as those requirements were effective as of December 31, 2020.
The figures on the table below are calculated according to U.S. Basel III as of December 31, 2019 and 2020. MUFG Americas Holdings’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required (1)
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2019:
Total capital (to risk-weighted assets)	$15,769	14.73%	$11,237	10.500%
Tier 1 capital (to risk-weighted assets)	15,086	14.10	9,097	8.500
Tier 1 capital (to quarterly average assets) (2)	15,086	8.88	6,792	4.000
Common Equity Tier 1 capital (to risk-weighted assets)	15,086	14.10	7,492	7.000
At December 31, 2020:
Total capital (to risk-weighted assets)	$16,871	16.29%	$12,843	12.400%
Tier 1 capital (to risk-weighted assets)	15,823	15.28	10,772	10.400
Tier 1 capital (to quarterly average assets) (2)	15,823	9.56	6,623	4.000
Common Equity Tier 1 capital (to risk-weighted assets)	15,823	15.28	9,218	8.900

Notes:
(1)	The minimum capital requirement includes a capital conservation buffer of 2.5% at December 31, 2019 and 4.4% at December 31, 2020.
(2)	Excludes certain deductions.

F-
100

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2019 and 2020. MUFG Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required (1)		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
BK(US):
At December 31, 2019:
Total capital (to risk-weighted assets)	$14,746	15.11%	$10,244	10.500%	$9,756	10.00%
Tier 1 capital (to risk-weighted assets)	14,115	14.47	8,293	8.500	7,805	8.00
Tier 1 capital (to quarterly average assets) (2)	14,115	10.65	5,304	4.000	6,629	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	14,115	14.47	6,829	7.000	6,342	6.50
At December 31, 2020:
Total capital (to risk-weighted assets)	$15,629	16.68%	$9,836	10.500%	$9,368	10.00%
Tier 1 capital (to risk-weighted assets)	14,634	15.62	7,963	8.500	7,494	8.00
Tier 1 capital (to quarterly average assets) (2)	14,634	11.12	5,262	4.000	6,577	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	14,634	15.62	6,557	7.000	6,089	6.50

Notes:
(1)	Beginning January 1, 2019, the minimum capital requirement includes a capital conservation buffer of 2.5%.
(2)	Excludes certain deductions.
Management believes, as of December 31, 2020, that MUFG Americas Holdings and MUFG Union Bank met all capital adequacy requirements to which they are subject.
As of December 31, 2019 and 2020, the notification from the OCC categorized MUFG Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” MUFG Union Bank must maintain a minimum total risk-based capital ratio of 10% as of December 31, 2019 and 2020, a Tier 1 risk-based capital ratio of 8% as of December 31, 2019 and 2020, a Tier 1 capital to quarterly average assets of 5% as of December 31, 2019 and 2020, and Common Equity Tier 1 risk-based capital ratio of 6.5% as of December 31, 2019 and 2020, as set forth in the table. There are no
conditions or events since that notification that management believes have changed MUFG Union Bank’s category.

F-
101

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG
Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥718,645	¥305,955	¥1,117,298

Effect of dilutive instruments:
Stock acquisition rights and restricted stock units—Morgan Stanley	(3,745)	(2,861)	(4,159)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥714,900	¥303,094	¥1,113,139

	2019	2020	2021
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	13,058,698	12,912,790	12,859,737
Effect of dilutive instruments:
Stock acquisition rights and the common shares of MUFG under the Board Incentive Plan (1)	484	166	—

Weighted average common shares for diluted computation	13,059,182	12,912,956	12,859,737

	2019	2020	2021
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥55.03	¥23.69	¥86.88

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (1)	¥54.74	¥23.47	¥86.56

Note:
(1)	For the fiscal years ended March 31, 2019, 2020 and 2021, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were no
t included in the computation of diluted earnings per common share due to their antidilutive effects.

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
Trading Activities
The MUFG Group’s trading activities include dealing and customer accommodation activities. As part of its trading activities, the MUFG Group offers a variety of derivative financial instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MUFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account
.
Risk Management Activities
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
Cash Flow Hedges
From time to time, MUFG Americas Holdings uses interest rate derivatives to hedge the risk of changes in cash flows attributable to changes in the designated interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans, and to a lesser extent, to hedge interest rate risk on rollover debt.

F-
103

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MUFG Americas Holdings used interest rate derivatives with an aggregate notional amount of ¥983.3 billion at December 31, 2020 to hedge the risk of changes in cash flows attributable to changes in the designated interest rates from variable rate loans. MUFG Americas Holdings used interest rate derivatives with an aggregate notional amount of ¥0.9 billion at December 31, 2020 to hedge the risk of changes in cash flows attributable to changes in the designated interest rate on LIBOR indexed short-term borrowings. At December 31, 2020, the weighted average remaining life of the active cash flow hedges was 2.7 years.
For cash flow hedges, changes in the fair value of the hedging instruments are reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. At December 31, 2020, MUFG Americas Holdings expects to reclassify approximately ¥11.3 billion of income from Accumulated OCI as an increase to net interest income during the twelve months ending December 31, 2021. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to December 31, 2020.
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2020 and 2021:

	Notional amounts (1)
	2020	2021
	(in trillions)
Interest rate contracts	¥1,553.5	¥1,308.4
Foreign exchange contracts	230.2	222.0
Equity contracts	8.1	8.0
Commodity contracts	0.1	0.1
Credit derivatives	8.7	9.8
Other	3.1	3.5

Total	¥1,803.7	¥1,551.8

Note:
(1)	Includes both written and purchased positions.

F-
104

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives on the Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2020 and 2021:

	Fair value of derivative instruments
	2020 (1)(5)			2021 (1)(5)
	Not designated as hedges (2)	Designated as hedges (3)	Total derivatives (4)	Not designated as hedges (2)	Designated as hedges (3)	Total derivatives (4)
	(in billions)
Derivative assets:
Interest rate contracts	¥10,847	¥—	¥10,847	¥7,718	¥—	¥7,718
Foreign exchange contracts	3,734	—	3,734	3,910	—	3,910
Equity contracts	236	—	236	231	—	231
Commodity contracts	26	—	26	27	—	27
Credit derivatives	114	—	114	94	—	94
Other (6)	1	—	1	17	—	17

Total derivative assets	¥14,958	¥—	¥14,958	¥11,997	¥—	¥11,997

Derivative liabilities:
Interest rate contracts	¥10,205	¥—	¥10,205	¥7,361	¥—	¥7,361
Foreign exchange contracts	3,604	4	3,608	4,022	5	4,027
Equity contracts	277	—	277	237	—	237
Commodity contracts	26	—	26	27	—	27
Credit derivatives	95	—	95	109	—	109
Other (6)	(177)	—	(177)	(47)	—	(47)

Total derivative liabilities	¥14,030	¥4	¥14,034	¥11,709	¥5	¥11,714

Notes:
(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets and liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31.
(6)	Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.

F-
10
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives on the Consolidated Statements of Income
The following table provides more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income for the fiscal years ended March 31, 2019, 2020 and 2021:
Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2019			2020			2021
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥6	¥6	¥—	¥(173)	¥(173)	¥—	¥70	¥70
Foreign exchange contracts	(347)	—	(347)	(429)	—	(429)	(91)	—	(91)
Equity contracts	—	80	80	—	30	30	—	(269)	(269)
Credit derivatives	—	(40)	(40)	—	15	15	—	(53)	(53)
Other (1)	(7)	(70)	(77)	(5)	(31)	(36)	11	(178)	(167)

Total	¥(354)	¥(24)	¥(378)	¥(434)	¥(159)	¥(593)	¥(80)	¥(430)	¥(510)

Note:
(1)	Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.
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

F-10
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2020 and 2021:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2020:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability (1)
	(in millions)
Single name credit default swaps:
Investment grade (2)	¥303,870	¥2,125,006	¥494,040	¥2,922,916	¥(63,855)
Non-investment grade	93,671	279,892	49,681	423,244	3,358
Not rated	2,453	6,826	—	9,279	(18)

Total	399,994	2,411,724	543,721	3,355,439	(60,515)

Index and basket credit default swaps:
Investment grade (2)	20,000	210,602	14,950	245,552	(1,823)
Non-investment grade	—	106,630	—	106,630	(1,360)
Not rated	28,296	190,398	5,316	224,010	(5,205)

Total	48,296	507,630	20,266	576,192	(8,388)

Total credit default swaps sold	448,290	2,919,354	563,987	3,931,631	(68,903)

Other credit derivatives sold:
Investment grade	—	—	—	—	—

Total credit derivatives	¥448,290	¥2,919,354	¥563,987	¥3,931,631	¥(68,903)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2021:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability (1)
	(in millions)
Single name credit default swaps:
Investment grade (2)	¥294,312	¥2,235,390	¥715,896	¥3,245,598	¥(67,707)
Non-investment grade	84,780	311,702	59,145	455,627	5,284
Not rated	—	1,683	—	1,683	(83)

Total	379,092	2,548,775	775,041	3,702,908	(62,506)

Index and basket credit default swaps:
Investment grade (2)	43,000	470,063	29,133	542,196	(4,753)
Non-investment grade	35,427	65,319	—	100,746	(1,165)
Not rated	59,534	29,971	852	90,357	(919)

Total	137,961	565,353	29,985	733,299	(6,837)

Total credit default swaps sold	517,053	3,114,128	805,026	4,436,207	(69,343)

Other credit derivatives sold (3) :
Investment grade (2)	—	16,606	—	16,606	57

Total credit derivatives	¥517,053	¥3,130,734	¥805,026	¥4,452,813	¥(69,286)

F-10
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade .
(3)	Other credit derivatives primarily consist of guarantees for exposures held by the counterparty under interest rate swaps and other types of derivative contracts.
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
Index and basket credit default swaps
—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group, as the seller of protection, will have to pay a pro-rata
portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, the rating scale based upon internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥65 billion and ¥3,544 billion, respectively, at March 31, 2020, and approximately ¥66 billion and ¥4,097 billion, respectively, at March 31, 2021.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2020 and 2021 was approximately ¥0.6 trillion and ¥0.7 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥152 billion and ¥227 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥58 billion and ¥80 billion, respectively, as of March 31, 2020 and ¥63 billion and ¥92 billion, respectively, as of March 31, 2021.

F-10
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.	OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance
sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2020 and 2021. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged
.
For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.
The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation
contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥455.8 billion and ¥499.0 billion at March 31, 2020 and 2021, respectively, which are syndicated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2020:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,098	¥3,109	¥763	¥226
Performance guarantees	3,058	2,160	738	160
Derivative instruments (1)	58,836	36,021	14,543	8,272
Liabilities of trust accounts	13,142	6,752	451	5,939
Other	88	8	73	7

Total	¥79,222	¥48,050	¥16,568	¥14,604

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2021:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,055	¥3,174	¥698	¥183
Performance guarantees	3,193	2,315	755	123
Derivative instruments (1)	38,499	15,534	15,104	7,861
Liabilities of trust accounts	10,656	5,667	718	4,271
Other	40	6	34	—

Total	¥56,443	¥26,696	¥17,309	¥12,438

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
Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees, as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2020 and 2021 are excluded from this presentation, as they are disclosed in Note 23.
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
Carrying Amount
At March 31, 2020 and 2021, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,130,522 million and ¥857,862 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,090,921 million and ¥819,739 million as of March 31, 2020 and 2021, respectively. Credit derivatives sold by the MUFG Group at March 31, 2020 and 2021 are excluded from this presentation, as they are disclosed in Note 23. In addition, Other liabilities include an allowance for off-balance
sheet instruments of ¥30,911 million and ¥27,688 million at March 31, 2020 and 2021, respectively, related to these transactions.

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
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2020 and 2021. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2020:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch (1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt (2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,098	¥3,984	¥93	¥17	¥4
Performance guarantees	3,058	2,904	96	36	22

Total	¥7,156	¥6,888	¥189	¥53	¥26

		Amount by borrower grade
At March 31, 2021:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch (1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt (2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,055	¥3,929	¥108	¥15	¥3
Performance guarantees	3,193	3,092	70	3	28

Total	¥7,248	¥7,021	¥178	¥18	¥31

Notes:
(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
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
Other
Off-balance
Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance
sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance
sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance
sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2021, approximately 67% of these commitments will expire within one year, 30% from one year to five years and 3% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2020 and 2021:

	2020	2021
	(in billions)
Commitments to extend credit	¥76,398	¥84,614
Commercial letters of credit	757	835
Commitments to make investments	247	281
Other	5	—
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

F-1
12

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2020 and 2021:

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

F-1
13

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2021:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,986,887	¥109,439	¥40,061	¥5,433	¥1,015,434	¥4,800,221	¥16,299
Investment funds	374,324	—	15,171	240,327	41,512	—	77,314
Special purpose entities created for structured financing	175,630	—	2,058	4,645	—	113,943	54,984
Repackaged instruments	281,331	3,179	—	73,914	118,199	85,782	257
Securitization of the MUFG Group’s assets	10,358,628	—	996	—	—	10,339,273	18,359
Trust arrangements	9,029,390	—	—	623,466	1,071,708	7,334,215	1
Other	43,320	323	3,826	17,108	—	4,660	17,403

Total consolidated assets before elimination	26,249,510	112,941	62,112	964,893	2,246,853	22,678,094	184,617
The amounts eliminated in consolidation	(8,121,094)	(110,243)	(31,690)	(5,892)	(519,561)	(7,430,166)	(23,542)

Total consolidated assets	¥18,128,416	¥2,698	¥30,422	¥959,001	¥1,727,292	¥15,247,928	¥161,075

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,989,188	¥—	¥4,058,248	¥1,461,043	¥469,897
Investment funds	15,039	—	—	5,831	9,208
Special purpose entities created for structured financing	97,226	—	—	84,973	12,253
Repackaged instruments	284,795	—	21,343	195,987	67,465
Securitization of the MUFG Group’s assets	10,367,099	—	31,000	9,839,204	496,895
Trust arrangements	9,029,272	7,826,959	—	—	1,202,313
Other	39,141	—	3,433	18,315	17,393

Total consolidated liabilities before elimination	25,821,760	7,826,959	4,114,024	11,605,353	2,275,424
The amounts eliminated in consolidation	(14,679,458)	—	(2,422,978)	(11,144,547)	(1,111,933)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,547,483)	(7,826,959)	(1,657,447)	(3,043)	(1,060,034)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥594,819	¥—	¥33,599	¥457,763	¥103,457

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
VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated
VIEs at March 31, 2020 and 2021:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2020:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥27,700,099	¥5,836,895	¥4,797,551	¥190	¥1,737,979	¥3,059,382	¥—	¥—	¥—
Investment funds	55,644,434	1,918,403	1,712,037	437,858	525,022	724,253	24,904	356,679	356,679
Special purpose entities created for structured financing	37,026,192	3,601,834	2,764,156	392,588	35,774	2,317,128	18,666	6,058	6,058
Repackaged instruments	8,215,327	3,030,263	2,931,617	394,478	2,123,058	361,184	52,897	—	—
Other	54,962,702	2,940,349	2,314,142	191,646	—	1,995,985	126,511	41,693	41,693

Total	¥183,548,754	¥17,327,744	¥14,519,503	¥1,416,760	¥4,421,833	¥8,457,932	¥222,978	¥404,430	¥404,430

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2021:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥25,491,847	¥5,606,965	¥4,211,342	¥277	¥1,598,992	¥2,612,073	¥—	¥—	¥—
Investment funds	102,840,486	2,646,071	2,288,210	538,190	501,434	1,213,179	35,407	114,911	114,911
Special purpose entities created for structured financing	38,771,947	4,409,839	3,254,145	476,784	25,234	2,745,441	6,686	10,447	10,447
Repackaged instruments	8,604,182	3,088,564	3,008,695	611,245	2,142,482	204,332	50,636	29,478	29,478
Other	65,455,861	3,039,135	2,176,775	198,144	—	1,915,912	62,719	24,732	24,732

Total	¥241,164,323	¥18,790,574	¥14,939,167	¥1,824,640	¥4,268,142	¥8,690,937	¥155,448	¥179,568	¥179,568

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance
sheet assets and any
off-balance
sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance

F-1
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

F-11
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

F-11
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

F-11
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

F-1
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

F-1
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
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥29,438 million and ¥24,943 million as of March 31, 2020 and 2021, respectively. Provision (reversal) related to the allowance is included in Other non-interest
expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2019, 2020 and 2021, there was a negative impact of ¥15,632 million, ¥7,800 million and nil, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.
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

27.	FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the fiscal years ended March 31, 2019, 2020 and 2021 were as follows:

	2019	2020	2021
	(in millions)
Fees and commissions on deposits	¥52,624	¥53,684	¥50,131
Fees and commissions on remittances and transfers	168,756	169,407	165,288
Fees and commissions on foreign trading business	73,176	66,025	79,353
Fees and commissions on credit card business	225,877	238,112	199,625
Fees and commissions on security-related services	233,448	221,494	244,017
Fees and commissions on administration and management services for investment funds	147,597	184,559	235,497
Trust fees	115,002	119,919	125,658
Guarantee fees (1)	44,962	46,322	43,889
Insurance commissions	46,918	44,415	42,117
Fees and commissions on real estate business	45,160	49,764	48,110
Other fees and commissions (2)	285,058	308,351	293,598

Total	¥1,438,578	¥1,502,052	¥1,527,283

F-1
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
These revenues from contracts with customers are related to various reportable segments disclosed in Note 29. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note 29 are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.
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
Net trading gains (losses) for the fiscal years ended March 31, 2019, 2020 and 2021 were comprised of the following:

	2019	2020	2021
	(in millions)
Interest rate and other derivative contracts	¥(24,031)	¥(159,045)	¥(429,586)
Trading account securities, excluding derivatives	192,931	924,418	19,218

Trading account profits (losses)—net	168,900	765,373	(410,368)
Foreign exchange derivative contracts (1)	(354,401)	(434,052)	(79,559)

Net trading gains (losses)	¥(185,501)	¥331,321	¥(489,927)

Note:
(1)	Losses on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of income. Foreign exchange gains (losses)—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.
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

F-1
25

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
Global Commercial Banking Business Group
—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. Starting in the previous fiscal year ended March 31, 2020, this business group also covers Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized
enterprise, and corporate customers across the Asia-Pacific region.
Asset Management
 & Investor Services Business Group
—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. Starting in the previous fiscal year ended March 31, 2020, this business group also covers First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.
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

F-12
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group made modifications to its internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective April 1, 2020. Major rule changes are (i) allocation of adjustments related to the derivative counterparty risk previously included in Other to the Global Markets Business Group, which holds the derivative assets, and (ii) reorganization of functions between the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group and Other due to refinement of the business segment definition. These modifications had the following impact for the fiscal years ended March 31, 2019 and 2020:

•
increasing the operating profits of Other, the Global Corporate & Investment Banking Business Group and the Japanese Corporate & Investment Banking Business Group by ¥33.8
 billion,
20.2

billion and 14.2

billion, respectively for the fiscal year ended March 31, 2019.

•
reducing the operating profits of the Global Markets Business Group, the Retail & Commercial Banking Business Group and the Global Commercial Banking Business Group by ¥46.3 billion, ¥19.1 billion and ¥2.8 billion, respectively for the fiscal year ended March 31, 2019,

•
increasing the operating profits of Other, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group by ¥25.5

billion, ¥13.0

billion and ¥12.4

billion, respectively for the fiscal year ended March 31, 2020,

•
reducing the operating profits of the Global Markets Business Group, the Retail & Commercial Banking Business Group and the Global Commercial Banking Business Group by ¥40.2 billion, ¥9.0 billion and ¥1.7 billion, respectively for the fiscal year ended March 31, 2020,

Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2019, 2020 and 2021.

F-12
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Customer Business						Global Markets Business Group	Other	Total
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total
	(in billions)
Fiscal year ended March 31, 2019:
Net revenue:	¥1,502.5	¥569.6	¥417.4	¥682.0	¥203.0	¥3,374.5	¥436.0	¥(11.4)	¥3,799.1
BK and TB (1) :	718.9	436.9	279.2	(1.3)	93.2	1,526.9	259.8	74.3	1,861.0
Net interest income	458.2	175.8	120.6	(1.3)	—	753.3	201.1	190.8	1,145.2
Net fees	229.8	202.9	158.0	—	93.2	683.9	(16.6)	(46.4)	620.9
Other	30.9	58.2	0.6	—	—	89.7	75.3	(70.1)	94.9
Other than BK and TB	783.6	132.7	138.2	683.3	109.8	1,847.6	176.2	(85.7)	1,938.1
Operating expenses	1,220.9	319.5	254.9	477.8	124.6	2,397.7	226.0	103.1	2,726.8

Operating profit (loss)	¥281.6	¥250.1	¥162.5	¥204.2	¥78.4	¥976.8	¥210.0	¥(114.5)	¥1,072.3

Fiscal year ended March 31, 2020:
Net revenue:	¥1,485.5	¥572.7	¥402.2	¥795.4	¥243.0	¥3,498.8	¥536.0	¥19.8	¥4,054.6
BK and TB (1) :	706.6	439.1	287.1	(0.4)	94.6	1,527.0	319.3	31.9	1,878.2
Net interest incom e	444.4	185.7	121.4	0.4	2.5	754.4	129.5	46.4	930.3
Net fees	231.8	203.2	148.1	—	92.2	675.3	(14.8)	(55.1)	605.4
Other	30.4	50.2	17.6	(0.8)	(0.1)	97.3	204.6	40.6	342.5
Other than BK and TB	778.9	133.6	115.1	795.8	148.4	1,971.8	216.7	(12.1)	2,176.4
Operating expenses	1,195.9	324.4	260.8	564.3	171.7	2,517.1	233.2	129.3	2,879.6

Operating profit (loss)	¥289.6	¥248.3	¥141.4	¥231.1	¥71.3	¥981.7	¥302.8	¥(109.5)	¥1,175.0

Fiscal year ended March 31, 2021:
Net revenue:	¥1,389.4	¥559.9	¥426.3	¥783.2	¥293.5	¥3,452.3	¥634.8	¥(4.8)	¥4,082.3
BK and TB (1) :	645.1	448.8	269.3	0.8	99.4	1,463.4	389.0	30.4	1,882.8
Net interest income	405.2	183.8	133.2	1.5	5.5	729.2	213.1	34.1	976.4
Net fees	216.4	216.8	150.2	—	94.0	677.4	(4.3)	(66.8)	606.3
Other	23.5	48.2	(14.1)	(0.7)	(0.1)	56.8	180.2	63.1	300.1
Other than BK and TB	744.3	111.1	157.0	782.4	194.1	1,988.9	245.8	(35.2)	2,199.5
Operating expenses	1,130.4	319.3	269.8	509.0	210.1	2,438.6	234.0	161.1	2,833.7

Operating profit (loss)	¥259.0	¥240.6	¥156.5	¥274.2	¥83.4	¥1,013.7	¥400.8	¥(165.9)	¥1,248.6

Note:
(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.
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

F-12
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2019, 2020 and 2021 above to income before income tax expense shown in the accompanying consolidated statements of income is as follows:

	2019	2020	2021
	(in billions)
Operating profit:	¥1,072	¥1,175	¥1,249
Provision for credit losses	(34)	(322)	(484)
Trading account profits (losses)—net	182	920	(678)
Equity investment securities gains (losses)—net	(305)	(618)	1,480
Debt investment securities losses—net	(3)	(403)	(129)
Foreign exchange gains (losses)—net	47	(145)	9
Equity in earnings of equity method investees—net	210	283	356
Impairment of goodwill	—	(384)	(148)
Impairment of intangible assets	(118)	(4)	(22)
Reversal of (provision for) off-balance sheet credit instruments	(38)	62	57
Other—net	(142)	(131)	(82)

Income before income tax expense	¥871	¥433	¥1,608

30.	FOREIGN ACTIVITIES
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

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2019, 2020 and 2021, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas (1)
	(in millions)
Fiscal year ended March 31, 2019:
Total revenue (2)	¥1,886,469	¥1,637,569	¥222,267	¥1,157,946	¥504,372	¥5,408,623
Total expense (3)	2,204,147	1,012,978	173,934	892,729	253,993	4,537,781
Income (loss) before income tax expense (benefit)	(317,678)	624,591	48,333	265,217	250,379	870,842
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(345,148)	573,698	50,877	214,582	224,636	718,645
Total assets at end of fiscal year	194,070,495	49,987,389	21,535,278	27,992,986	11,642,751	305,228,899
Fiscal year ended March 31, 2020:
Total revenue (2)	¥1,596,794	¥2,223,984	¥89,412	¥1,326,426	¥566,222	¥5,802,838
Total expense (3)	2,565,895	1,051,164	218,623	1,174,200	359,736	5,369,618
Income (loss) before income tax expense (benefit)	(969,101)	1,172,820	(129,211)	152,226	206,486	433,220
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(1,001,477)	1,113,913	(140,372)	142,568	191,323	305,955
Total assets at end of fiscal year	207,532,337	60,587,867	19,099,410	30,845,864	13,687,805	331,753,283
Fiscal year ended March 31, 2021:
Total revenue (2)	¥3,348,733	¥741,137	¥356,112	¥1,134,233	¥329,568	¥5,909,783
Total expense (3)	2,316,323	713,441	263,753	889,494	118,430	4,301,441
Income before income tax expense	1,032,410	27,696	92,359	244,739	211,138	1,608,342
Net income (loss) attributable to Mitsubishi UFJ Financial Group	627,138	(231,116)	74,230	366,880	280,166	1,117,298
Total assets at end of fiscal year	240,603,939	49,478,851	21,126,639	31,368,443	11,246,753	353,824,625

Notes:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for (reversal of) credit losses and Non-interest expense.

F-1
30

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2020 and 2021:

	2020	2021
	(in millions)
Cash and due from banks	¥971,870	¥1,090,501
Interest-earning deposits in other banks	12,662,558	12,377,887

Total	¥13,634,428	¥13,468,388

Trading account assets	¥31,374,451	¥28,525,243

Investment securities	¥9,040,512	¥8,694,138

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥53,079,542	¥47,333,878

Deposits	¥49,291,478	¥55,145,437

Funds borrowed:
Call money, funds purchased	¥276,040	¥323,066
Payables under repurchase agreements	13,476,026	10,974,238
Payables under securities lending transactions	176,998	130,380
Other short-term borrowings	4,733,138	3,474,821
Long-term debt	2,733,242	2,421,267

Total	¥21,395,444	¥17,323,772

Trading account liabilities	¥6,575,570	¥5,575,956

31.	FAIR VALUE
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

F-1
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

F-1
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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2020 and 2021:

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

F-1
3
5

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2020	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥555,664	¥3,718	¥—	¥559,382
Trading derivative liabilities	300,215	13,851,205	56,631	14,208,051
Interest rate contracts	153,098	10,038,198	14,079	10,205,375
Foreign exchange contracts	3,360	3,596,589	4,041	3,603,990
Equity contracts	143,757	121,229	11,713	276,699
Commodity contracts	—	14	26,775	26,789
Credit derivatives	—	95,175	23	95,198
Obligation to return securities received as collateral (5)	4,663,068	143,103	—	4,806,171
Other (6)	—	514,003	6,606	520,609

Total	¥5,518,947	¥14,512,029	¥63,237	¥20,094,213

At March 31, 2021	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥18,439,146	¥13,165,127	¥756,413	¥32,360,686
Debt securities
Japanese national government and Japanese government agency bonds	6,800,379	401,454	—	7,201,833
Japanese prefectural and municipal bonds	—	193,936	—	193,936
Foreign government and official institution bonds	9,508,030	450,443	1,280	9,959,753
Corporate bonds	5,123	2,706,611	77	2,711,811
Residential mortgage-backed securities	27	6,166,313	1,000	6,167,340
Asset-backed securities	—	1,045,706	336,811	1,382,517
Other debt securities	—	—	277,635	277,635
Commercial paper	—	1,001,233	—	1,001,233
Equity securities (2)	2,125,587	1,199,431	139,610	3,464,628
Trading derivative assets	136,515	11,774,865	70,058	11,981,438
Interest rate contracts	23,906	7,673,031	21,018	7,717,955
Foreign exchange contracts	929	3,896,713	12,520	3,910,162
Equity contracts	111,680	113,586	6,309	231,575
Commodity contracts	—	1	26,896	26,897
Credit derivatives	—	91,534	2,354	93,888
Other (7)	—	—	961	961
Investment securities:
Available-for-sale debt securities	34,010,613	12,817,584	289,616	47,117,813
Japanese national government and Japanese government agency bonds	32,073,409	3,199,802	—	35,273,211
Japanese prefectural and municipal bonds	—	3,731,513	—	3,731,513
Foreign government and official institution bonds	1,937,204	973,041	16,718	2,926,963
Corporate bonds	—	1,134,108	162	1,134,270
Residential mortgage-backed securities	—	1,467,115	15	1,467,130
Commercial mortgage-backed securities	—	462,966	1,599	464,565
Asset-backed securities	—	1,247,565	136,920	1,384,485
Other debt securities	—	37,376	134,202	171,578
Commercial paper	—	564,098	—	564,098
Equity securities	5,530,077	229,415	45,569	5,805,061
Marketable equity securities	5,530,077	229,415	—	5,759,492
Nonmarketable equity securities (3)	—	—	45,569	45,569
Other (4)	1,202,230	42,687	18,784	1,263,701

Total	¥59,318,581	¥38,029,678	¥1,180,440	¥98,528,699

F-13
6

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2021	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥260,149	¥989	¥—	¥261,138
Trading derivative liabilities	150,750	11,560,634	45,031	11,756,415
Interest rate contracts	10,696	7,343,594	6,839	7,361,129
Foreign exchange contracts	977	4,015,927	5,237	4,022,141
Equity contracts	139,077	92,655	5,686	237,418
Commodity contracts	—	1	26,959	26,960
Credit derivatives	—	108,457	83	108,540
Other (7)	—	—	227	227
Obligation to return securities received as collateral (5)	6,484,452	97,307	—	6,581,759
Other (6)	—	558,553	(2,212)	556,341

Total	¥6,895,351	¥12,217,483	¥42,819	¥19,155,653

Notes:
(1)	Includes securities measured under the fair value option.
(2)	Excludes certain investments valued at net asset value of private equity funds whose fair values were ¥66,918 million and ¥102,255 million at March 31, 2020 and 2021, respectively. The amounts of unfunded commitments related to these private equity funds were ¥102,743 million and ¥97,413 million at March 31, 2020 and 2021, respectively.
(3)	Excludes certain investments valued at net asset value of real estate funds and private equity
and
 other funds whose fair values at March 31, 2020 were ¥23,233 million and ¥18,862 million, respectively, and those at March 31, 2021 were ¥ 27,395 million and ¥34,390 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity
and
other funds at March 31, 2020 were ¥1,494 million and nil, respectively, and those at March 31, 2021 were ¥1,006 million and ¥4,758 million, respectively.
(4)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions and money in trust for segregating cash deposited by customers on security transactions.
(5)	Included in Other liabilities.
(6)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.
(7)	For the period ended March 31, 2021, certain derivatives such as earthquake derivatives previously included in Commodity contracts are separately disclosed in Other of Trading derivative assets and liabilities.

F-13
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2020 and 2021. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2019	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		March 31, 2020	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2020
		Included in earnings		Included in other comprehensive income
	(in millions)
Asset s
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

F-13
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2020	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		March 31, 2021	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2021
		Included in earnings		Included in other comprehensive income
	(in millions)
Asset s
Trading account assets:
Trading securities (1)	¥525,946	¥21,730	(2)	¥—	¥352,917	¥—	¥(189,980)	¥(117,399)	¥190,391		¥(27,192)		¥756,413	¥23,477	(2)
Debt securities
Foreign government and official institution bonds	1,052	625		—	49,637	—	(49,927)	(59)	—		(48)		1,280	159
Corporate bonds	144	31		—	82	—	(180)	—	—		—		77	(5)
Residential mortgage-backed securities	—	—		—	51,533	—	(50,533)	—	—		—		1,000	—
Asset-backed securities	416,259	12,808		—	106,308	—	(83,700)	(114,864)	—		—		336,811	16,309
Other debt securities	6,651	11,096		—	69,499	—	—	—	190,389	(8)	—		277,635	11,096
Equity securities	101,840	(2,830)		—	75,858	—	(5,640)	(2,476)	2		(27,144	) (8)	139,610	(4,082)
Trading derivatives—net	3,477	45,361	(2)	(104)	597	(653)	—	(20,689)	(2,159)		(803)		25,027	31,184	(2)
Interest rate contracts—net	(750)	14,401		(32)	—	—	—	1,405	(99)		(746)		14,179	11,807
Foreign exchange contracts—net	5,005	3,743		(128)	—	—	—	140	(1,480)		3		7,283	3,812
Equity contracts—net	(4,222)	27,299		55	3	—	—	(21,944)	(580)		12		623	15,660
Commodity contracts—net	(65)	1		1	—	—	—	—	—		—		(63)	1
Credit derivatives—net	2,727	(166)		—	—	—	—	(290)	—		—		2,271	(182)
Other—net (9)	782	83		—	594	(653)	—	—	—		(72)		734	86
Investment securities:
Available-for-sale debt securities	274,930	6,710	(3)	(14,559)	308,672	—	(11)	(276,234)	70		(9,962)		289,616	(2,779	) (3)
Foreign government and official institution bonds	15,767	—		(888)	3,518	—	—	(1,679)	—		—		16,718	473
Corporate bonds	10,108	(8)		(1)	—	—	—	(45)	70		(9,962	) (5)	162	(10)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	1,977	—		(346)	—	—	(11)	(21)	—		—		1,599	(163)
Asset-backed securities	140,875	6,718		(7,958)	267,767	—	—	(270,482)	—		—		136,920	(4,047)
Other debt securities	106,188	—		(5,366)	37,387	—	—	(4,007)	—		—		134,202	968
Equity securities	39,963	(3,231	) (3)	—	10,481	—	(1,725)	—	285		(204)		45,569	(4,150	) (3)
Nonmarketable equity securities	39,963	(3,231)		—	10,481	—	(1,725)	—	285		(204)		45,569	(4,150)
Other	36,701	(18,626	) (7)	(1,349)	2,346	—	(18)	(270)	—		—		18,784	(18,620	) (7)

Total	¥881,017	¥51,944		¥(16,012)	¥675,013	¥(653)	¥(191,734)	¥(414,592)	¥188,587		¥(38,161)		¥1,135,409	¥29,112

Liabilities
Other	¥6,606	¥(32,946	) (4)	¥937	¥—	¥5,336	¥—	¥(27,823)	¥(7,686	) (6)	¥(10,654	) (6)	¥(2,212)	¥(17,043	) (4)

Total	¥6,606	¥(32,946)		¥937	¥—	¥5,336	¥—	¥(27,823)	¥(7,686)		¥(10,654)		¥(2,212)	¥(17,043)

Notes:
(1)	Includes Trading securities measured under the fair value option.
(2)	Included in Trading account profits (losses)—net and Foreign exchange gains (losses)—net.
(3)	Included in Investment securities gains (losses)—net and Other comprehensive income—net.
(4)	Included in Trading account profits (losses)—net.
(5)	Transfers into (out of) Level 3 for Foreign exchange contracts—net were mainly caused by the valuation using certain unobservable input. For the fiscal year ended March 31, 2020, transfers into (out of) Level 3 for Corporate bonds were mainly caused by the decrease (increase) in liquidity or the availability of the quoted prices provided by third-party vendors. For the fiscal year ended March 31, 2021, transfers out of Level 3 for Corporate bonds were due to changes in the impact of unobservable credit worthiness inputs to the entire fair value measurement of the private placement bonds issued by Japanese non-public
companies. Unobservable credit worthiness inputs include probability of default based on credit ratings of the bond issuers and loss given default.
(6)	Transfers into (out of) Level 3 for long-term debt in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.
(7)	Included in Fees and commissions income and Other non-interest income.
(8)	Transfers relate to the reclassification of certain securities.
(9)	For the fiscal year ended March 31, 2021, certain derivatives such as earthquake derivatives previously included in Commodity contracts—net are separately disclosed in Other—net of Trading derivatives—net.

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2020	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Weighted average (2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥15,767	Return on equity method	Probability of default	0.2%~1.3%	0.4%
			Recovery rate	55.0%~90.0%	69.9%
			Market-required return on capital	8.0%~10.0%	9.9%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	92,025	Discounted cash flow	Probability of default	1.2%~5.3%	5.0%
			Recovery rate	60.0%~76.0%	68.2%
	389,170	Internal model (4)	Asset correlations	1.0%	1.0%
			Discount factor	1.1%~1.4%	1.4%
			Prepayment rate	21.0%	21.0%
			Probability of default	0.0%~99.0%	— (3)
			Recovery rate	57.8%	57.8%
Other debt securities	6,651	Discounted cash flow	Liquidity premium	2.4%	2.4%
	86,734	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	60.0%~90.0%	79.8%
			Market-required return on capital	8.0%~10.0%	9.4%
Equity securities	27,144	Discounted cash flow	Liquidity premium	1.0%	1.0%

At March 31, 2020	Fair value (1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(728)	Option model	Correlation between interest rates	32.9%~62.5%
			Correlation between interest rate and foreign exchange rate	16.7%~60.0%
			Volatility	0.0%~100.0%
Foreign exchange contracts—net	5,005	Option model	Correlation between interest rates	30.0%~70.0%
			Correlation between interest rate and foreign exchange rate	15.8%~60.0%
			Correlation between foreign exchange rates	60.0%
			Volatility	7.5%~17.0%
Equity contracts—net	(10,038)	Option model	Correlation between foreign exchange rate and equity	(58.4)%~56.9%
			Correlation between equities	19.5%~81.0%
			Volatility	24.2%~32.0%
	6,166	Discounted cash flow	Term of litigation	0.1 year~1.1 years

F-1
40

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2021	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Weighted average (2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥16,718	Return on equity method	Probability of default	0.2%~1.8%	0.5%
			Recovery rate	35.0%~90.0%	66.9%
			Market-required return on capital	8.0%~10.0%	10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	89,607	Discounted cash flow	Probability of default	4.3%~4.9%	4.7%
			Recovery rate	78.0%~96.6%	90.6%
	279,547	Internal model (4)	Asset correlations	3.0%	3.0%
			Discount factor	1.3%~1.6%	1.3%
			Prepayment rate	18.3%	18.3%
			Probability of default	0.0%~83.7%	— (3)
			Recovery rate	57.4%	57.4%
Other debt securities	313,895	Discounted cash flow	Liquidity premium	1.0%~3.2%	2.9%
	79,541	Return on equity method	Probability of default	0.0%~8.0%	0.4%
			Recovery rate	60.0%~90.0%	78.8%
			Market-required return on capital	8.0%~10.0%	10.0%

At March 31, 2021	Fair value (1)	Valuation technique	Significant unobservable inputs	Range	Median (2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	12,841	Option model	Correlation between interest rates	30.0%~ 61.9%	44.8%
			Correlation between interest rate and foreign exchange rate	15.1%~ 60.0%	41.6%
			Volatility	0.0%~ 100.0%	65.0%
Foreign exchange contracts—net	7,283	Option model	Correlation between interest rates	10.0%~ 70.0%	51.0%
			Correlation between interest rate and foreign exchange rate	0.0%~ 60.0%	38.9%
			Correlation between foreign exchange rates	50.0%~ 70.6%	66.4%
			Volatility	9.5%~ 22.1%	13.7%
Equity contracts—net	(4,597)	Option model	Correlation between foreign exchange rate and equity	(58.4) %~ 55.0%	26.2%
			Correlation between equities	15.0%~ 95.0%	54.0%
			Volatility	27.5%~ 40.0%	31.8%
	5,557	Discounted cash flow	Term of litigation	0.0 year~1.2 years	0.6 year

Notes:
(1)	The fair value as of March 31, 2020 and 2021 excludes the fair value of investments valued using vendor prices.
(2)	Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments for investment securities. Median is used for derivative instruments.
(3)	See “Probability of default” in “Changes in and range of unobservable inputs”.
(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities”.

F-1
41

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in and range of unobservable inputs
Probability of default
—Probability of default is an estimate of the likelihood that the default event will occur and the MUFG Group will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would have resulted in a significant decrease (increase) in a fair value through a decrease (increase) in the estimated cash flows. Probability of default used in internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities represents that of underlying assets, whereas probability of default used in other valuation techniques represents the counterparty default risks, determined through the MUFG Group’s credit rating system.
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
Discount factor and Liquidity premium
—Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the instruments. When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would have resulted in a significant decrease (increase) in a fair value.
Recovery rate and Prepayment rate
—Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many debt securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from third-party pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Prepayment rates change the future cash flows for the investor and thereby change the fair value of the security. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could have resulted in a significant increase or decrease in fair value.
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

F-1
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
Market-required return on capital
—Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would have resulted in a significant decrease (increase) in a fair value of a financial asset.
Loan Price
—Loan price refers to independent valuations which are supported by a number of third-party quotes. A significant increase (decrease) in the loan price would have resulted in a significant increase (decrease) in a fair value of a financial asset.

F-1
43

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2020 and 2021:

	2020				2021
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities (1)(2)	¥—	¥15,473	¥2,703	¥18,176	¥—	¥32,421	¥8,357	¥40,778
Loans	2,548	9,199	260,282	272,029	2,667	5,125	255,676	263,468
Loans held for sale	—	—	73,573	73,573	—	—	52,159	52,159
Collateral dependent loans	2,548	9,199	186,709	198,456	2,667	5,125	203,517	211,309
Premises and equipment	—	—	37,109	37,109	—	—	15,243	15,243
Intangible assets	—	—	453	453	—	—	2,421	2,421
Goodwill	—	—	283,032	283,032	—	—	132,976	132,976
Other assets	73,015	—	18,609	91,624	111,626	33,840	24,512	169,978
Investments in equity method investees (1)	73,015	—	5,911	78,926	111,626	33,840	8,384	153,850
Other	—	—	12,698	12,698	—	—	16,128	16,128

Total	¥75,563	¥24,672	¥602,188	¥702,423	¥114,293	¥71,386	¥439,185	¥624,864

Notes:
(1)	Excludes certain investments valued at net asset value of ¥12,935 million and ¥24,319 million at March 31, 2020 and 2021, respectively. The unfunded commitments related to these investments are ¥17,216 million and ¥19,101 million at March 31, 2020 and 2021, respectively. These investments are in private equity funds.
(2)	Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.
The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2020 and 2021:

	2020	2021
	(in millions)
Investment securities	¥(2,171)	¥(16,522)
Loans	47,359	116,849
Loans held for sale	4,688	959
Collateral dependent loans	42,671	115,890
Premises and equipment	16,517	11,548
Intangible assets	3,732	19,200
Goodwill	383,810	147,564
Other assets	46,237	111,374
Investments in equity method investees	21,672	53,758
Other	24,565	57,616

Total	¥495,484	¥390,013

F-1
44

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities for the year ended March 31, 2020 and 2021 primarily include nonmarketable equity securities measured under the measurement alternative. See Note 3 for the details of the measurement alternative.
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

F-1
45

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
The following table presents the gains or losses recorded for the fiscal years ended March 31, 2019, 2020 and 2021 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2019			2020			2021
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities (1)	¥208,952	¥186,578	¥395,530	¥837,832	¥(596,017)	¥241,815	¥(370,238)	¥723,505	¥353,267

Total	¥208,952	¥186,578	¥395,530	¥837,832	¥(596,017)	¥241,815	¥(370,238)	¥723,505	¥353,267

Financial liabilities:
Other short-term borrowings (2)	¥(5,559)	¥—	¥(5,559)	¥5,194	¥—	¥5,194	¥(6,484)	¥—	¥(6,484)
Long-term debt (2)	(8,322)	—	(8,322)	(8,087)	—	(8,087)	1,523	—	1,523

Total	¥(13,881)	¥—	¥(13,881)	¥(2,893)	¥—	¥(2,893)	¥(4,961)	¥—	¥(4,961)

Notes:
(1)	Excludes Danamon’s equity securities. See Note 2 for reference.
(2)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2020 and 2021 for long-term debt instruments for which the fair value option has been elected:

	2020			2021
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥319,149	¥304,067	¥(15,082)	¥420,227	¥402,823	¥(17,404)

Total	¥319,149	¥304,067	¥(15,082)	¥420,227	¥402,823	¥(17,404)

F-14
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
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2020 and 2021:

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

F-14
7

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Carrying amount	Estimated fair value
At March 31, 2021		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥49,977	¥49,977	¥49,977	¥—	¥—
Interest-earning deposits in other banks	53,347	53,347	—	53,347	—
Call loans and funds sold	1,256	1,256	—	1,256	—
Receivables under resale agreements	13,780	13,780	—	13,780	—
Receivables under securities borrowing transactions	3,370	3,370	—	3,370	—
Investment securities	3,904	3,939	1,123	780	2,036
Loans, net of allowance for credit losses (1)	114,350	115,709	3	298	115,408
Other financial assets (2)	8,108	8,108	—	8,108	—
Financial liabilities:
Deposits
Non-interest-bearing	¥38,521	¥38,521	¥—	¥38,521	¥—
Interest-bearing	190,695	190,712	—	190,712	—
Total deposits	229,216	229,233	—	229,233	—
Call money and funds purchased	2,354	2,354	—	2,354	—
Payables under repurchase agreements	24,568	24,568	—	24,568	—
Payables under securities lending transactions	843	843	—	843	—
Due to trust account and other short-term borrowings	17,883	17,883	—	17,883	—
Long-term debt	34,773	35,042	—	35,042	—
Other financial liabilities	7,027	7,027	—	7,027	—

Notes:
(1)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)	Excludes investments in equity method investees of ¥2,421 billion and ¥2,560 billion at March 31, 2020 and 2021, respectively.
The fair values of certain
off-balance
sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2020 and 2021 was not material.

32.	PARENT COMPANY ONLY FINANCIAL INFORMATION
Distributions of retained earnings of MUFG Bank and Mitsubishi UFJ Trust and Banking are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥5,247 billion and ¥5,155 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2020 and 2021, respectively. See Notes 19 and 21 for further information.
The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.
At March 31, 2020 and 2021, approximately ¥5,696 billion and ¥6,007 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

F-14
8

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the parent company only financial information of MUFG:
Condensed Balance Sheets

	As of March 31,
	2020	2021
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥185,668	¥229,380
Investments in subsidiaries and affiliated companies	16,116,568	16,658,522
Banking subsidiaries	12,361,190	12,793,367
Non-banking subsidiaries and affiliated companies	3,755,378	3,865,155
Loans to subsidiaries	8,746,231	9,208,439
Banking subsidiaries	8,222,278	8,690,696
Non-banking subsidiaries	523,953	517,743
Other assets	241,441	197,231

Total assets	¥25,289,908	¥26,293,572

Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,255,991	¥1,206,694
Long-term debt from non-banking subsidiaries and affiliated companies	30,686	15,897
Long-term debt	8,758,646	9,226,046
Other liabilities	228,098	183,986

Total liabilities	10,273,421	10,632,623

Total shareholders’ equity	15,016,487	15,660,949

Total liabilities and shareholders’ equity	¥25,289,908	¥26,293,572

9

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	Fiscal years ended March 31,
	2019	2020	2021
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥306,879	¥376,376	¥404,064
Banking subsidiaries	207,161	277,472	317,453
Non-banking subsidiaries and affiliated companies	99,718	98,904	86,611
Management fees from subsidiaries	28,305	33,543	35,095
Interest income from subsidiaries	127,117	174,500	174,816
Foreign exchange gains (losses)—net	(20,598)	4,834	1,089
Trading account losses—net	(8,078)	(37,272)	(18,285)
Gains on sales of investment in subsidiaries and affiliated companies—net	252,253	67,406	95
Other income	3,199	14,968	12,552

Total income	689,077	634,355	609,426

Expense:
Operating expenses	28,168	30,431	37,567
Interest expense to subsidiaries and affiliated companies	34,594	26,244	11,415
Interest expense	108,756	155,774	159,057
Other expense	1,657	15,024	8,164

Total expens e	173,175	227,473	216,203

Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	194,390	(108,069)	727,257

Income before income tax expense (benefit)	710,292	298,813	1,120,480
Income tax expense (benefit)	(8,353)	(7,142)	3,182

Net income	¥718,645	¥305,955	¥1,117,298

F-1
50

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2019	2020	2021
	(in millions)
Operating activities:
Net income	¥718,645	¥305,955	¥1,117,298
Adjustments and other	(351,775)	(1,704)	(568,317)

Net cash provided by operating activities	366,870	304,251	548,981

Investing activities:
Proceeds from redemption of other investment securities	—	240,000	—
Proceeds from sales of investment in subsidiaries and affiliated companies	455,605	135,581	35,081
Purchase of equity investment in subsidiaries and an affiliated company	(18,346)	—	—
Net increase in loans to subsidiaries	(2,112,711)	(1,547,178)	(462,208)
Other—ne t	(9,009)	(12,572)	(11,531)

Net cash used in investing activities	(1,684,461)	(1,184,169)	(438,658)

Financing activities:
Net decrease in short-term borrowings from subsidiaries	(194,300)	(164,272)	(49,058)
Proceeds from issuance of long-term debt	2,043,677	1,844,488	831,121
Repayment of long-term debt	(314)	(214,994)	(514,436)
Repayment of long-term debt to affiliated companies	(500)	(241,000)	(10,500)
Proceeds from sales of treasury stock	3	2	1
Payments for acquisition of treasury stock	(150,277)	(50,022)	(13)
Dividends paid	(276,279)	(304,538)	(321,772)
Other—net	(15,490)	(7,791)	(1,954)

Net cash provided by (used in) financing activities	1,406,520	861,873	(66,611)

Net increase (decrease) in cash and cash equivalents	88,929	(18,045)	43,712
Cash and cash equivalents at beginning of fiscal year	114,784	203,713	185,668

Cash and cash equivalents at end of fiscal year	¥203,713	¥185,668	¥229,380

33.	SUBSEQUENT EVENTS
Approval of Dividends
On June 29, 2021, the shareholders approved the payment of cash dividends of ¥12.5 per share of Common stock, totaling ¥160,918 million, that were payable on June 30, 2021, to the shareholders of record on March 31, 2021.
* * * * *

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on July 6, 2018 (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2021 (English translation)

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English Translation)**

1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*

2(a)	Form of American Depositary Receipt*

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

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)

15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)

99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2021***

99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2021****

99(c)	Financial Statements and Supplementary Data of Morgan Stanley*****

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

Exhibit	Description

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2021, has been formatted in Inline XBRL

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**	Incorporated by reference to our registration statement on Form S-8 (File No. 333-230590) filed on March 29, 2019.
***	Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-242048) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****	Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-242048) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****	Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 26, 2021.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ H IRONORI K AMEZAWA
Name:	Hironori Kamezawa
Title:	President & Group Chief Executive Officer
Date: July 9, 2021