Form 20-F
period 2022-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2022-07-08
CIK 67088

As filed with the Securities and Exchange Commission on July 8, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2022
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
Masahisa Takahashi, +81-3-3240-8111, +81-3-5218-8666, 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, without par value		New York Stock Exchange (1)
American depositary shares, each of which represents one share of common stock	MUFG	New York Stock Exchange

(1)The listing of the registrant’s common stock on the New York Stock Exchange is for technical purposes only and without trading privileges.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of March 31, 2022, 13,281,995,120 shares of common stock (including 668,286,238 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
In this Annual Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios, liquidity coverage ratios and net stable funding ratios of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.
When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. In addition, our “commercial banking subsidiaries” refers to MUFG Bank, Ltd. and, as the context requires, its consolidated subsidiaries engaged in the commercial banking business. Our “trust banking subsidiaries” refers to Mitsubishi UFJ Trust and Banking Corporation and, as the context requires, its consolidated subsidiaries engaged in the trust banking business. Our “banking subsidiaries” refers to MUFG Bank and Mitsubishi UFJ Trust and Banking and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. Our “securities subsidiaries” refers to Mitsubishi UFJ Securities Holdings Co., Ltd., and, as the context requires, its consolidated subsidiaries engaged in the securities business.
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
Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Important factors that could cause such differences include, without limitation,
•deterioration in economic conditions in Japan and around the world,
•external events, such as natural disasters, COVID-19 and other health pandemics or epidemics, terrorism, and geopolitical and social conflicts,
•reforms of London Interbank Offered Rate and other interest rate benchmarks,
•climate change and resulting physical damages and changes in the business environment,
•competitive pressures resulting from regulatory and market changes,
•failure to implement our business expansion strategy as planned and to manage new or expanded risks that entail such strategy, as well as incurrence of impairment or valuation losses on our acquired assets,
•negative developments relating to our strategic alliance with Morgan Stanley,
•failure to maintain our capital ratios and other regulatory ratios above minimum required levels,
•significant unexpected increases in credit costs,
•financial difficulties of other financial institutions that affect the overall banking environment and their borrowers,
•fluctuations in interest rates, foreign currency exchange rates and stock prices,
•reduction in foreign currency funding liquidity,
•failure to address regulatory or public concerns or to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations,
•cyber-attacks and other information security threats,
•problems with the proper functioning and development of information, communications and transaction management systems,
•transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism,
•changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practices, and interpretations,
•changes in the business and regulatory environment for consumer finance companies,
•damage to our reputation resulting from our failure to prevent or properly address negative perceptions held by customers, investors, regulators and the general public regarding us and our operations, and
•other risks and uncertainties discussed in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

In addition, our expectations as to the timing of the closing of the planned sale of all shares of MUFG Union Bank to U.S. Bancorp and the planned transfer of certain business of MUFG Union Bank to MUFG Bank’s U.S. branches or affiliates and the receipt of regulatory approvals are forward-looking statements and are subject to risks and uncertainties, including but not limited to the following: the transactions may not close within our expected time frame or at all because required regulatory approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; and the transactions may be more difficult to consummate than anticipated. As a result, the receipt of regulatory approvals and the closing of the transactions may not occur within our anticipated time frame or at all. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies and Our Major Investees—Unexpected changes in the planned sale of MUFG Union Bank may adversely affect our strategy, financial condition or operating results.” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”
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
Item 2.    Offer Statistics and Expected Timetable.
Not applicable.
Item 3.    Key Information.
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2022, 67.1% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 64.7% of our total investment securities portfolio and 9.8％ of our total assets, respectively. Interest and non-interest income in Japan represented 55.0% of our total interest and non-interest income for the fiscal year ended March 31, 2022. Furthermore, as of March 31, 2022, our loans in Japan accounted for 59.9％ of our total loans outstanding.
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
Instability in the Japanese stock market and foreign currency exchange rates, particularly between the Japanese yen and other major currencies, may also have an adverse impact on our asset and liability management as well as our results of operations. Various other factors, including large-scale health issues such as the COVID-19 pandemic and disease containment measures such as restrictions on travel, store operations and other economic activities, significant or prolonged inflationary or deflationary price trends, the decreasing and aging demographics in Japan, stagnation or deterioration of economic and market conditions in other countries, growing global competition, and trade conflicts, may also have a material negative impact on the Japanese economy. For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”
Since our domestic loans in Japan accounted for a significant portion of our loan portfolio, deteriorating or stagnant economic conditions in Japan may cause adverse effects on our financial results, such as increases in credit costs, as the credit quality of our borrowers could deteriorate. Borrowers in particular industries may be adversely affected by disruptions in commodity supply chains, changes in economic behavior, trade restrictions and other consequences of pandemics, geopolitical and geoeconomic conflicts, and other events that are beyond the control of those that are affected. Our domestic loan portfolio may also be adversely affected by interest rate fluctuations in Japan. For example, as a result of the Bank of Japan’s interest rate policy and measures to purchase Japanese government bonds in the market, the yield on many financial instruments and other market interest rates in Japan have declined to low or negative levels. If the Bank of Japan’s policy and measures are maintained for an extended period, or if the Bank of Japan’s negative interest rate is lowered from the current level, market interest rates may decline further, and our interest rate spread on our domestic loan portfolio may narrow further, reducing our net interest income.
Our results of operations may be materially affected by deterioration of economic conditions in Japan and around the world.
Economic conditions in Japan and around the world may deteriorate due to various factors such as large-scale health issues and disease containment measures in Japan and other countries and regions as well as international geopolitical instabilities. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of COVID-19, particularly with the emergence of new viral variants, but also because of such other factors as instabilities resulting from the geopolitical developments in Ukraine, concerns over political developments in the United States, the possible negative impact on international trade resulting from shifts in the trade policies of various countries and regions, concerns over the U.S.-China conflict, inflation concerns, interruptions in global supply of commodities and international trade, political turmoil in various regions around the world, changes in the monetary and fiscal policies in major jurisdictions, and rapid and significant fluctuations in foreign exchange rates. Furthermore, external events, such as earthquakes, typhoons, floods and other natural disasters, and terrorism, in addition to health pandemics or epidemics as well as geopolitical conflicts and ensuing economic and financial sanctions and other political and social conflicts, may cause deterioration in economic conditions and market instability in affected areas. As of March 31, 2022, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 14.8% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 8.7% of our total assets, and assets related to Europe accounted for approximately 6.1% of our total assets.
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
Our business operations are exposed to risks of natural disasters, terrorism, geopolitical conflicts and other disruptions caused by external events.
As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism, geopolitical, political and social conflicts, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. In addition, we may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, our business, operating results and financial condition may be materially and adversely affected.
For example, the geopolitical developments in Ukraine have led to the imposition of economic and financial sanctions against certain Russian banks, companies and individuals by the governments of Japan, the United States, the European Union and other jurisdictions, resulting in increased complexity in our compliance and control environment. These geopolitical tensions have also led to increased risk of cyber-attacks. A further continuation or escalation of these tensions may hamper our ability to manage such complexity or risk and may result in significant financial, reputational and other losses.
In addition, the COVID-19 pandemic has required us to temporarily close some of our business locations, resulted in reduction in our and our vendors’ operational capacity due to restrictions on mobility, and had other negative impact on us. We have taken various measures designed to ensure the safety of our employees and vendors as well as the continuity of our operations. For example, we have made adjustments to our workforce management designed to increase flexibility to minimize infection, including enhancement of remote work capabilities. If the pandemic impacts our workforce or vendors and results in disruptions in our business operations or if our workforce management adjustments result in cybersecurity vulnerabilities and data losses, we may be further adversely affected.
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
We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR, and other interest rate benchmarks. ICE Benchmark Administration Limited, the LIBOR administrator, ceased publication of short-term U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings on a representative basis after December 31, 2021, with plans to cease publication of all other U.S. dollar LBIOR settings after June 30, 2023.
In anticipation of the discontinuation of the publication of LIBOR after the end of calendar year 2021, we have been taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, and our transition away from LIBOR with respect to transactions referencing LIBOR settings which ceased to be published at the end of calendar year 2021 have been mostly completed, with a strategy in place for the remainder of such transactions. However, with respect to transactions referencing U.S. dollar LIBOR settings which are expected to cease to be published at the end of June of calendar year 2023, we continue to take measures to complete our transition away from LIBOR. Such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty, including as to the economic characteristics and performance, market acceptance, and accounting and regulatory treatment of such alternative reference rates and the transition to such rates, and may have various adverse impacts on our business, financial position and operating results. In particular, among other things,
•such transition may adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;
•we may be unable to modify contracts with our counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates by the dates set for cessation of LIBOR and other interest rate benchmarks;
•such transition may result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative reference rate adopted in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;
•such transition may require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates; and
•our operational and risk management systems may not be fully effective to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates.
Climate change could have a material adverse impact on us and our clients.
We are exposed to risks of physical impacts of climate change and risks arising from the process of transitioning to a less carbon-dependent economy. Climate change-related physical risks include increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution. Such physical risks may have adverse impacts on us, both directly on our business operations and as a result of impacts on our borrowers and counterparties, such as declines in the value of loans, investments, real estate and other assets, disruptions in business operations and economic activity, including supply chains, and market volatility.
Transition risks include changes in regulations, market preferences and technologies toward a less carbon-dependent economy. The possible adverse impacts of transition risks include asset devaluations, increased operational and compliance costs, and an inability to meet regulatory or market expectations. For example, we and our borrowers and counterparties may become subject to new or heightened regulatory requirements and stakeholder expectations regarding climate change, including those relating to lending, investing and advisory as well as natural resource extraction and processing, energy generation and other business activities, capital and liquidity adequacy, operational resiliency, and disclosure and financial reporting. We and our borrowers and counterparties may also be unable to adapt product and service offerings or loan and investment portfolio management approaches to changes occurring in the course of transitioning to a less carbon-dependent economy.
Because the timing and nature of climate change events and regulatory and market changes in reaction to them may be difficult or impossible to predict, our risk management strategies may not be effective in mitigating climate change-related risk exposure. Regulatory and market expectations regarding climate change continue to evolve rapidly and may develop in ways that diverge from our expectations or vary from market to market. The methodologies and data used to monitor and manage climate change-related risks also continue to evolve and currently utilize information and estimates derived from information or factors that are currently available which may be revised or replaced. In light of these and other uncertainties, we expect that climate change-related risks will increase over time.
We have defined and disclosed our aspirational goals and other information relating to climate change based on the standards that have been adopted by us or are applicable to us. Such goals may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, particularly given the high degree of uncertainties surrounding climate change. In addition, if our risk assessment and disclosure relating to climate change that we make and plan to enhance with the intent to be aligned with the recommendations of the Task Force on Climate-related Financial Disclosures, or TCFD, and other standards are deemed insufficient, if our measures designed to combat climate change or facilitate the transition to a less carbon-dependent economy do not proceed as planned, if our climate change-related risk management proves not to be as effective as expected, if we fail, or are deemed to have failed, to comply with regulatory requirements relating to climate change, or if, as a result of any of the foregoing, we are considered to be failing to fulfill our responsibility to society, then our corporate value may be impaired and our business, financial condition and results of operations may be adversely affected.
Risks Related to Our Strategies and Our Major Investees
Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.
Competition in the financial services industry may further intensify due to the increase in the number of non-financial institutions entering the financial services industry with alternative services such as electronic settlement services as a result of development of new technologies as well as significant changes in regulatory barriers. Competition may also further increase as other global financial institutions enhance their competitive strength through development or adoption of such new technologies as well as mergers, acquisitions, strategic alliances, and profit enhancement and other measures.
Under such circumstances, although we have been implementing various business strategies on a global basis designed to strengthen our competitive position and profitability, our business, financial condition and results of operations may be adversely affected if these strategies fail to produce the results we expect or if we are required to delay or otherwise change these strategies. Our competitiveness may decline because of various factors, including where:
•the volume of loans made to borrowers cannot be maintained or does not increase as anticipated;
•our income from interest spreads on the existing loans does not improve as anticipated;
•our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;
•our fee income does not increase as much or quickly as we aim to do;
•our strategy to build a business infrastructure for new services and products through digital transformation or otherwise does not proceed as planned;
•clients and business opportunities are lost, or costs and expenses significantly exceed our expectations, as a result of the ongoing or planned strategies to streamline our business portfolio, to integrate our systems, or to improve financial and operational efficiency not being achieved as expected;
•we are unable to hire or retain sufficient human resources;
•our foreign currency funding becomes limited or unavailable; and
•we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan.

Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such global expansion.
As we expand our business operations and operate our business as a global financial institution, we may become exposed to new and increasingly complex risks associated therewith. We may not be able to establish appropriate internal controls or risk management systems or to hire or retain necessary human resources to effectively deal with compliance, regulatory, market and other risks entailing the expanded scope of our operations, products and services, including adoption or integration of new technologies, in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.
As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. Our major overseas subsidiaries include MUFG Americas Holdings, a wholly owned subsidiary in the United States, Krungsri, a subsidiary in Thailand, and Bank Danamon, a subsidiary in Indonesia. Our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of, among other things, political and social instability, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards, changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, and unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations. In addition, we may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.
If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results. We record the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. As of March 31, 2022, the total balance of goodwill was ¥303.6 billion. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. For further information, see Note 6 to our consolidated financial statements.
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
Unexpected changes in the planned sale of MUFG Union Bank may adversely affect our strategy, financial condition or operating results.
In September 2021, we agreed with U.S. Bancorp to the sale of all shares in MUFG Union Bank. Although the transfer of the MUFG Union Bank shares to U.S. Bancorp was originally expected to become effective in the first half of calendar year 2022, the U.S. regulatory approval process remains ongoing. Therefore, considering the current timing, the expected closing date has shifted to the second half of calendar year 2022, subject to the receipt of required regulatory approvals and the satisfaction of other closing conditions. If these conditions precedent are not satisfied before the expiration of any period extended in accordance with the share purchase agreement between the parties, the share transfer may not be completed as we currently expect or at all.
The businesses of MUFG Union Bank that we will transfer to U.S. Bancorp through the share transfer exclude the Global Corporate & Investment Banking, or GCIB, business, (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that will be retained by MUFG Union Bank), the Global Markets business to the extent related to the GCIB business, which consist of transactions with clients and investors, and certain assets and liabilities that are part of shared middle and back office functions. Such businesses, and the customer assets and liabilities related to these businesses, including related transactions with such customers, are planned to be transferred to MUFG Bank’s U.S. branches or affiliates prior to the share transfer.
MUFG and U.S. Bancorp plan to enter into a Transitional Service Agreement, or the TSA, and a Reverse Transitional Service Agreement, or the RTSA, with an aim for both companies to be able to collaborate to smoothly continue MUFG Union Bank’s customer transactions by MUFG Union Bank and/or MUFG Bank even after the share transfer and to provide even higher quality financial services. The planned business transfer and provision of services under the TSA and the RTSA are expected to require implementation of multiple complex measures in a short period of time and, especially with respect to systems, require, among other things, provision of assistance to U.S. Bancorp in integrating certain systems and preparation for sharing certain systems with U.S. Bancorp. These requirements are expected to impose various financial, operational and other burdens on us. Such burdens may be greater than currently expected due to unanticipated future developments.
If the share transfer is not completed as planned, including for any of the reasons described above, or if our actual costs and other requirements in connection with the share transfer, including the TSA and the RTSA, exceed our current expectations, our business strategies, financial condition and results of operations may be adversely affected.

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.
We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 21.5% of the voting rights in Morgan Stanley as of March 31, 2022 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors. We maintain this strategic alliance with a view towards long-term cooperation with Morgan Stanley, and plan to deepen the strategic alliance. However, due to any unexpected changes in social, economic, market or financial conditions, changes in the regulatory environment, or any failure to integrate or share staff, products or services, or to operate, manage or implement the business strategy of the joint venture securities companies or other cooperative opportunities as planned, we may be unable to achieve the expected synergies from this alliance.
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
We apply equity method accounting to our investment in Morgan Stanley in our consolidated financial statements. As a result, Morgan Stanley’s performance affects our results of operations, and Morgan Stanley has contributed to a significant portion of our net income and revenue in recent periods. Rule 3-09 of Regulation S-X requires Morgan Stanley’s financial statements to be included in this Annual Report. In addition, fluctuations in Morgan Stanley’s stock price or in our equity ownership interest in Morgan Stanley may cause us to recognize losses on our investment in Morgan Stanley.
Risks Related to Our Ability to Meet Regulatory Capital Requirements
We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.
We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios and leverage ratios above the levels specified in the guidelines adopted by the FSA to implement the Basel III framework. As of March 31, 2022, our total risk-adjusted capital ratio was 14.29% compared to the minimum risk-adjusted capital ratio required of 12.01%, our Tier 1 capital ratio was 12.38% compared to the minimum Tier 1 capital ratio required of 10.01%, and our Common Equity Tier 1 capital ratio was 11.06% compared to the minimum Common Equity Tier 1 capital ratio required of 8.51%, each including a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01%. As of the same date, our leverage ratio was 5.14% compared to the minimum leverage ratio required of 3.00%. Basel III risk measurement reforms are expected to be phased in from 2024. Our capital and leverage ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP.
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
Factors that will affect our and our bank subsidiaries’ capital ratios or leverage ratios include:
•fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities;
•difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances;
•declines in the value of our or our banking subsidiaries’ securities portfolios;
•adverse changes in foreign currency exchange rates;
•adverse revisions to the capital ratio and other regulatory ratio requirements;

•reductions in the value of our or our banking subsidiaries’ deferred tax assets; and
•other adverse developments.
We are also subject to the FSA’s regulations requiring G-SIBs in Japan to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC. As of March 31, 2022, we maintained 18.23% of External TLAC on a risk-weighted assets basis compared to the required minimum ratio of 18.00% and 9.23% of External TLAC on a leverage exposure basis compared to the required minimum ratio of 6.75%. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA, or if the capital buffers are used and reduced below the required level to make up for our required External TLAC ratio on a risk-weighted assets basis. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors that affect our capital ratios and leverage ratios described above. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.
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
Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2022, the average balance of our foreign interest-earning assets was ¥100,705.1 billion and the average balance of our foreign interest-bearing liabilities was ¥67,920.5 billion, representing 36.5% of our average total interest-earning assets and 24.3% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates.
Credit Risk
We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.
If the economic conditions in Japan or other parts of the world, including emerging countries, or in particular industries, including the real estate industry, to which we have significant credit risk exposure, or the industries that may be adversely affected by climate change or public health issues such as the COVID-19 pandemic, worsen, or if emerging market currencies depreciate against major currencies, or if geopolitical conflicts such as the geopolitical developments in Ukraine and the ensuing imposition of sanctions and other response measures adversely affect global or local economic conditions or particular industries, our problem loans and credit-related expenses and losses may increase. An increase in problem loans and credit-related expenses and losses would adversely affect our results of operations, weaken our financial condition and erode our capital base. For example, the effect of the COVID-19 pandemic on our credit portfolio has been significant, resulting in increases in our problem loans and credit-related expenses and losses. The full extent of the impact of the pandemic on our credit portfolio remains uncertain with the recent and possible future emergence of new variants of COVID-19. We have provided small and medium-sized entities adversely affected by the pandemic with loans to support their business and liquidity needs under government financial assistance programs. The loan losses related to such borrowers have been relatively small due to the credit support provided by the government. However, such government programs expired in March 2021 in Japan, and there still remain outstanding loans provided under such government programs in Japan. We may recognize significant losses on such loans.
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
Our efforts to diversify our portfolio to avoid any concentration of credit risk exposures to particular industries or counterparties may prove insufficient. For example, our credit exposures to the real estate industry are relatively high in comparison to other industries. The credit quality of borrowers in such industry does not necessarily correspond to general economic conditions in Japan or other parts of the world, and adverse developments in the real estate market may disproportionately increase our credit losses.
We may incur further losses as a result of financial difficulties relating to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.
Declining asset quality and other financial problems may exist, arise or worsen at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies. Financial difficulties relating to financial institutions may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy. Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 10% of our total loans as of each year-end in the three fiscal years ended March 31, 2022, with the percentage being 17.5% as of March 31, 2022. We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. In addition, we may be adversely affected because:
•we are shareholders of financial institutions;
•financial institutions that face difficulties may terminate or reduce financial support to borrowers, putting such borrowers under financial stress and causing our loans to such borrowers to be impaired;
•we may be requested to participate in providing support to distressed financial institutions;
•the government may elect to provide regulatory, tax, funding or other benefits to financial institutions under its supervision or control to strengthen their capital or increase their profitability or for other purposes, causing our competitiveness against such financial institutions to weaken;
•our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;
•bankruptcies or government control or other intervention of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall business environment for, financial institutions; and
•negative media coverage of the financial industry or system, regardless of its accuracy and applicability to us, may harm our reputation as well as market confidence in the financial industry and system.
Risk Relating to Our Strategic Equity Portfolio
If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.
Our strategic equity investments in Japan, which account for a vast majority of our total domestic marketable equity securities, were approximately ¥4.6 trillion as of March 31, 2022. A decline in stock prices adversely affects the value of our equity portfolio and may also reduce our regulatory capital ratios because unrealized gains and losses on the equity securities we hold are reflected in the calculation of such ratios. Weakening or stagnant economic conditions in Japan, the United States, China, the Eurozone and Asian countries may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Japanese stock prices may fluctuate significantly and negatively in future periods, as the global economy remains volatile and investors continue to observe the changes in economic, monetary and trade policies mainly in these countries and regions. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices.
Market Risk
Fluctuations in interest rates, foreign currency exchange rates and stock prices could adversely affect the value or the yield of our portfolio.
We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates, foreign currency exchange rates and stock prices in and outside of Japan. As of March 31, 2022, approximately 26.7% of our total assets were financial instruments which we measure at fair value. The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2022 was 10.8% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 9.8% of our total assets as of March 31, 2022. If market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, our net interest income may be adversely affected as banks, including us, generally pay interest on deposits based on short-term interest rates and earn income on loans based on long-term interest rates. While the Bank of Japan has maintained its negative interest rate policy, the central banks in the United States and other major jurisdictions have begun increasing, or signaling that they expect to increase, interest rates in response to rising inflation concerns. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio, and our debt funding costs may also increase significantly.
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
Any downgrade of the credit ratings assigned to us or our debt securities by Moody’s, Fitch, Standard & Poor’s or any other credit rating agency could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2022 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide approximately ¥149.2 billion of additional collateral under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral requirements for the same MUFG group companies under their derivative contracts would have been approximately ¥179.4 billion.
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
In February 2019, MUFG Bank entered into a consent order with the U.S. Office of the Comptroller of the Currency, or OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank is undertaking necessary actions relating to the consent order.
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
As our operations expand in volume, complexity and geographic scope, we are exposed to increased risk of confidential information in our possession being lost, leaked, altered or falsified as a result of human or system error, misconduct, unlawful behavior or scheme, unauthorized access or natural or human-caused disasters. Our information systems and information management policies and procedures may not be sufficient to safeguard confidential information against such risks. As a financial institution in possession of customer information, we are obligated to treat personal and other confidential information as required by the Act on the Protection of Personal Information, the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs, the Banking Act and the Financial Instruments and Exchange Act of Japan, as well as other similar laws and regulations of other jurisdictions in which we operate. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition. Moreover, any loss, leakage, alteration or falsification of confidential information, or any malfunction or failure of our information systems, may result in significant disruptions to our business operations or plans or may require us to incur significant financial, human and other resources to implement corrective measures or enhance our information systems and information management policies and procedures.
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
Cyber-attacks, unauthorized access and computer viruses are becoming increasingly more sophisticated and more difficult to predict, detect and prevent. For instance, bank internal financial transaction systems or automatic teller machines may become the target of cyber-attacks for monetary gain, and bank internal information systems may become the target of confidential information theft. In addition, banks’ websites or customer internet banking systems may become the target of cyber-attacks for political, geopolitical and other purposes. These cyber threats, as well as our failure to appropriately and timely anticipate and deal with changes associated with technological advances and new systems and tools introduced in response to industry, regulatory and other developments, could cause disruptions to, and malfunctions of, information, communications and transaction management systems and result in fraud or other misconduct, unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers, counterparties and service providers, and deterioration in our ability to service our clients and customers. In addition, our banking and other transaction management systems may not meet all applicable business and regulatory requirements in an environment where such requirements are becoming increasingly sophisticated and complicated. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations. Moreover, significant financial, human and other resources may be required to design, implement and enhance measures to manage cyber and information security risks and comply with regulatory requirements.
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
As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of emerging technologies, political and geopolitical developments, environmental, social and governance concerns, and other concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.” The laws, regulations and standards that apply to us are often complex and, in many cases, we must make interpretive decisions regarding the application of such laws, regulations and standards to our business activities. Future developments or changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice, interpretations and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. We may be unable to enhance our compliance management programs and systems, which, in some cases, are supported by third-party service providers, as required or planned. Our failure or inability to comply fully with applicable laws and regulations may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations, our inability to obtain regulatory approvals for future strategic initiatives or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.
Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.
We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥464.3 billion as of March 31, 2022, compared to ¥502.2 billion as of March 31, 2021.
Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of legislative reforms and judicial decisions that were put in place in Japan through 2010, which have negatively affected the domestic consumer lending industry. These legal developments effectively reduced the maximum rate of interest that may be charged on consumer loans from 29.2% per annum to 15 to 20% per annum depending on the amount of loan principal, while leaving interest payments previously made in excess of the reduced maximum permissible interest rate, which is commonly referred to as “gray-zone interest,” generally recoverable. Following these legal developments and other industry developments, Mitsubishi UFJ NICOS revises its estimate of allowance for repayment of excess interest by updating management’s future forecast semi-annually to reflect updated reimbursement claims information and other data. As of March 31, 2020, 2021 and 2022, we had ¥29.4 billion, ¥24.9 billion and ¥21.1 billion of allowance for repayment of excess interest, respectively.
These developments have adversely affected, and these and any future developments may further adversely affect, the operations and financial condition of our subsidiaries, equity method investees and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio. For further information, See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan.”
Damage to our reputation could harm our businesses.
We are one of the leading financial institutions in Japan and one of the handful G-SIBs in the world, and we aim to be the world’s most trusted financial group. Our ability to conduct business is indispensably dependent on the trust and confidence of our customers as well as local and international communities Our reputation is critical in maintaining our relationships with stakeholders, including customers, investors, regulators, workforce and the general public. Our reputation may be damaged by their negative perceptions of us and our operations in light of their concerns over human rights, the environment, public health and safety, or other corporate social responsibilities, or by our transactions or operations if they are deemed adverse to the intent and policy underlying applicable laws and regulations such as anti-money laundering, economic sanctions and competition laws as well as the prohibition on dealing with anti-social forces. Failure to prevent or properly address these issues may result in impairment of our corporate brand, loss of our existing or prospective customers or investors, or increased public or regulatory scrutiny, and may adversely affect our business, financial condition and results of operations.
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
•the jurisdiction of the foreign court be recognized under laws, regulations, treaties or conventions;
•proper service of process be made on relevant defendants, or relevant defendants be given appropriate protection if such service is not received;
•the judgment and proceedings of the foreign court not be repugnant to public policy as applied in Japan; and
•there exist reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.
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

Item 4.    Information on the Company.
A.History and Development of the Company
MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Companies Act of Japan. We are the holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd.), Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and other companies engaged in a wide range of financial businesses.
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
On July 1, 2014, we integrated Bank of Tokyo-Mitsubishi UFJ’s operations in the Americas region with UNBC’s operations and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation.” On the same day, Union Bank, N.A., which is MUFG Americas Holdings’ principal subsidiary and our primary operating subsidiary in the United States, was also renamed “MUFG Union Bank, N.A.” On July 1, 2016, MUFG Americas Holdings was designated as our U.S. intermediate holding company to comply with the FRB’s enhanced prudential standards.
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
For a discussion of recent developments relating to MUFG Union Bank, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies and Our Major Investees—Unexpected changes in the planned sale of MUFG Union Bank may adversely affect our strategy, financial condition or operating results.”
Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

B.Business Overview
We are one of the world’s largest and most diversified financial groups with total assets of ¥367.65 trillion as of March 31, 2022. The Group is comprised of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Act of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. As of March 31, 2022, the Group had the largest overseas network among Japanese banks, consisting of approximately 2,400 business locations in more than 50 countries, including MUFG Union Bank in the United States, Krungsri in Thailand and Bank Danamon in Indonesia. MUFG’s role as the holding company is to strategically manage and coordinate the activities of our business groups. Group-wide strategies are determined by the holding company and executed by our subsidiaries. For a discussion of recent developments relating to MUFG Union Bank, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies and Our Major Investees—Unexpected changes in the planned sale of MUFG Union Bank may adversely affect our strategy, financial condition or operating results.”
Medium-Term Business Plan
We believe Japan faces challenges such as a declining birth rate, an aging society and a shrinking population, while low economic growth has become the norm throughout the world. More recently, the environment we operate in has been affected by issues including the COVID-19 pandemic, growing awareness of environmental and social issues, heightened geopolitical risks, inflationary concerns, and advances in digital technologies that enable the entry of new competitors into the financial sector. These developments are changing our business environment in significant ways and with unprecedented speed.
MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth to become a leading force in the new era. It is with this goal that we have defined our purpose: “Empowering a brighter future.” Our plan for the three years starting in the fiscal year ended March 31, 2021, outlining how we intend to leverage our financial and digital strengths to help our stakeholders around the world, is set out in the current Medium-term Business Plan. In the fiscal year ended March 31, 2022, we sought to make unified and concerted efforts to achieve results.
We continue to strive to meet the expectations of all stakeholders, including customers, shareholders, and employees, by structuring our business model to suit the changes in our environment and seeking to achieve higher profitability and improved return on equity.
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

Group Business Strategy

Purpose	Committed to empowering a brighter future
Medium- to Long-Term Vision	-Be the world's most trusted financial group-
Management Policies	Digital Transformation / Resilience / Engagement

Vision for 3 Years from Now and Key Phrases for Reform

All of our stakeholders are overcoming challenges to find a way to the next stage, toward sustainable growth.
We at MUFG will make every effort to help realize these goals

3 Years of Reform = Digitalized × Sustainability Management × Taking on Challenges & Speed

Key Strategies (3 Strategic Pillars)

A Corporate Reforms (Changing the way we work)

- Digital Transformation (DX)
- Contribution to Addressing Environmental and Social Issues
- Transform our corporate culture (a culture that values speed & new challenges)

B Strategy for growth (Strengthen profitability)

- Wealth Management Business
- Approach of proposing solutions to the issues faced by our customers
- Asia Businesses
- GCIB & Global Markets
- Global AM / IS

C Structural Reforms (Ensuring business resilience)

Management Environment	Societal digital shift / Higher awareness of environmental and social issues / Impact of COVID-19

In order to attain our vision for the three-year period to leverage our financial and digital capabilities to be the leading business partner that pioneers the future, we have identified three strategic pillars of “Corporate Transformation,” “Strategy for Growth,” and “Structural Reforms.”
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
Progress on some of our strategic measures may be delayed due to the impact of policies implemented to deal with developments in the COVID-19 situation and other developments in our business environment, and we will carefully identify the extent of the impact on our measures.

Key Strategies
(1)Corporate Transformation

Main strategies	Main initiatives
Digital transformation (DX)	•Strengthen digital service contact points with all customers and promote the digitalization of products and services. Use digital technologies to reduce operation volume.
Contribution to addressing environmental and social issues
•Prioritize issues of “climate change,” “the aging population and low birth rate,” and “inclusion & diversity,” while implementing business strategies, risk management, and social contribution measures.

Transform our corporate culture (Speed / Challenge)	•Promote activities based on our Purpose, cultivate a free and natural corporate culture, accelerate strategies, and encourage employees to actively take on new challenges on their own.
(2)Strategy for Growth

Main strategies	Main initiatives
Wealth Management Business	• Develop infrastructure and assign personnel to support comprehensive asset management. Strengthen business by providing solutions to corporate owners.
Approach of proposing solutions to issues faced by our corporate customers	•Take on management issues of our corporate customers, enhance our risk-taking capabilities, and work as a united Group to solve problems.
Asia Business	•Achieve growth through Asia as a whole and promote digital transformation, focusing primarily on our consolidated subsidiaries of Krungsri (Bank of Ayudhya) and Bank Danamon.
GCIB and Global Markets	•Enhance asset velocity and flow business (O&D/O to D* and cross-selling) by increasing transactions with institutional investors.
Global Asset Management/Investor Services	• Promote contract business by leveraging our strengths in overseas asset operation and management fields with potential for industry growth.
(3) Structural Reforms

Main strategies	Main initiatives
Cost and risk asset control	•Make necessary growth investments, while thoroughly cutting base costs. •Control risk-weighted assets by switching to highly profitable investments.
Transformation of our platforms and business base	•Implement effective and efficient investments necessary for digital shifts. •Streamline procedures and rules necessary for transformation and review decision-making processes.
Review of our business portfolios	• Improve ROE by reconsidering low-profitable businesses. •Enhance business capabilities through collaborations with other companies, including companies in other industries.
*Abbreviation for “Origination & Distribution/Origination to Distribution,” which is a business strategy involving structuring financing and sales of receivables to investors. While “O&D” is a general term for all such business strategy, “O to D” refers specifically to efforts to structure deals based on investor needs.
MUFG’s Approach to Climate Change
Initiatives for Climate Change
In order to contribute to the achievement of a sustainable society, we have identified climate change measures and environmental protection as one of our priority environmental and social issues.
We participate in various initiatives to address climate change, including the Partnership for Carbon Accounting Financials, the Net Zero Banking Alliance and the Glasgow Financial Alliance for Net Zero, and support the recommendations formulated by the TCFD, a special taskforce established by the Financial Stability Board.

Governance
Climate change-related issues are managed by the Executive Committee with various management sub-committees, subject to the oversight of the Board of Directors.
The Sustainability Committee, which is a sub-committee formed under the Executive Committee and is chaired by the Chief Sustainability Officer, regularly deliberates policies on addressing climate change-related matters, including risks and opportunities arising from climate change, and monitors the progress on the MUFG Group’s measures designed to address such matters. The committee reports to the Executive Committee and, as necessary, reports to the Board of Directors.
In addition, since we consider climate change-related risks to be our top risks requiring close attention, such risks are reviewed by the Credit & Investment Management Committee, the Credit Committee and the Risk Management Committee, which are also sub-committees formed under the Executive Committee, based on their respective expertise. Each of these sub-committees also directly reports to the Executive Committee.
The Credit & Investment Management Committee and the Risk Management Committee also report to the Risk Committee, which is a sub-committee of the Board of Directors formed to deliberate and make recommendations to the Board of Directors on matters regarding group-wide risk management as well as top risk matters.
The Executive Committee is established as a decision-making body for business execution and discusses and decides on important matters related to management of the operations of the MUFG Group based on the basic policies determined by the Board of Directors. The Executive Committee reports to the Board of Directors from time to time as necessary.
The Board of Directors oversees management of climate change-related matters in line with its business strategy, risk management and financial oversight. Such oversight is performed based on, among other things, a plan-do-check-act, or PDCA, cycle. The Board of Directors deems climate change-related matters to be of high-priority importance and accordingly discusses and deliberates them regularly based on an annual schedule or as appropriate.
For more information on our governance structure, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”
Strategy
Cognizant of our share of responsibilities as a global financial institution in combatting climate change, we are committed to supporting efforts to transition to a decarbonized society through products and services we provide to clients and measures designed to reduce the adverse impact of our operational activities on the environment.
As a financial institution, we have identified, and are working to address, two categories of climate change-related risks. The first category includes risks arising from physical damage due to increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution, and is often referred to as “physical risks.” The second category includes risks arising in connection with the transition to a decarbonized society, such as changes in regulations, market preferences and technologies toward a decarbonized society, and is often referred to as “transition risks.”
We are working on integrating climate change into our product and service portfolios to enhance our ability to deliver sustainable finance solutions that assist clients in achieving their goals and contributing to the transition to a decarbonized society. For example, we are currently working on providing financing for renewable energy projects and start-ups and other businesses with expected positive environmental impacts.
Risk Management
Climate change-related risk management is currently being integrated into our overall risk management framework based on our governance structure described above with an aim to better enable identification, measurement and reduction of climate change-related risks and their potential portfolio, business and financial impact from a comprehensive group-wide perspective. Our risk management framework is intended to address physical risks and transition risks.
In an effort to promote environmentally and socially responsible financing, we implemented MUFG Environmental and Social Policy Framework to manage environmental and social risks associated with credit, bond and equity underwriting for corporate clients of MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Securities Holdings. Concerning coal-fired power generation, mining (coal), oil and gas, and other specific sectors in which concerns are raised over environmental and social impacts, including climate change, we have established a finance policy and introduced a due diligence process to identify and assess the environmental and social risks or impacts associated with transactions.
For a discussion of our climate change-related risks, see “Item 3.D. Key Information—Risk Factors—Climate change could have a material adverse impact on us and our clients.” For more information on our risk management framework, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Metrics & Targets
In May 2021, we announced our intent to achieving net zero greenhouse gas, or GHG, emissions from our financed portfolio by the end of 2050, and net zero GHG emissions from our operations by the end of 2030. These goals demonstrate our support for the goals of the Paris Agreement on Climate Change and our recognition of climate change-related risks and opportunities as a top strategic priority for the MUFG Group.
Human Capital
Basic Policy
Attracting, developing and retaining a highly qualified and motivated workforce that enables us to better serve our clients, generate long-term value for our shareholders and other stakeholders, and contribute to society, is a strategic priority for us. We intend to accelerate our effort to further transform the MUFG Group into a workplace that fosters integrity, responsibility, professionalism, teamwork and diversity, with a robust culture and opportunities for our employees to challenge themselves and grow and develop in their career, in line with our core values set forth in “MUFG Way,” our foundational group policy. Built on this group policy, the MUFG Human Resources Principles serve as the common basis for the human resources management strategy of our group companies, each tailored to their particular circumstances.
Culture
While continuing to endeavor to instill in our people, and expect them to embody, our core values, we are implementing measures to reform our workplace culture. Through these reform measures, we strive to foster a workplace culture where employees are further empowered to take on challenges and pursue professional growth. For example, we have developed an employee career development framework in Japan called “Career Challenge System” with an aim to enhance career flexibility and development by providing employees with opportunities to gain experience in a variety of business fields within and outside the MUFG Group. Under this system, we have launched a number of programs, including the “Job Challenge” program, which is designed to help applicants take on new assignments in various group companies within the MUFG Group, and the “New Business Proposal” program, which is designed to encourage employees to propose new services and products with a goal to develop them through commercialization in appropriate cases.
In addition, we invite employee feedback on what we could do further to create a workplace where employees find their professional life more rewarding. For example, through annual “MUFG Group Awareness and Engagement Surveys,” we seek to identify, analyze and prioritize opportunities for improvement and to plan and implement changes.
Talent Attraction, Development and Retention
Our sustainable growth and long-term success depend on our ability to attract, develop and retain talented individuals in all of our business fields. We seek to recruit highly competent talents from external candidate pools and internal human resources flexibly based on the qualifications required for the particular position to be filled. For example, from time to time, particularly when we seek to expand into a new business field, we look externally for candidates who have the required specialist competencies and the ability to start performing the expected role upon arrival.
We encourage and support career growth and professional development through various training programs and on-the-job training. For example, in an effort to expand our pool of employees who can drive and lead the various transformation measures under our current Medium-term Business Plan, we offer leadership and team and project management training for our next generation leaders, educational programs on digital technology for financial services and products for our future digital specialists who can spearhead our digital transformation strategy, and programs aimed at equipping employees with skills necessary to lead and support business development globally in and across more than 50 countries in which we operate.
Inclusion and Diversity
We consider a diverse workforce and an inclusive culture to be essential for our ability to maintain organizational resilience and remain competitive. We continue to strive to develop a work environment which fosters diverse experience, backgrounds and perspectives, which, in turn, facilitate creativity and innovation.
As part of our strategy to increase diversity, we have established representation targets. For example, we have set a target of 20% for the ratio of women in line management (jicho or kacho) or higher positions in Japan in MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities on a combined basis by March 31, 2024. As of March 31, 2022, the ratio was 18%.
We have also been working to expand career advancement and mentoring programs for rising women management talent in Japan. Such programs include training and mentoring for women in manager and middle-management positions to support their career planning and preparation and to strengthen their leadership platforms. As of the end of June 2022, a total of four women, including one non-Japanese national, representing 25%, are serving on the board of directors of MUFG, the holding company.

We seek to meet rising expectations of our stakeholders, including customers, investors, regulators, employees and wider communities, regarding inclusion and diversity, which we believe are of critical importance for our ability not only to remain competitive but also to maintain and improve our corporate brand and reputation. As a global financial institution, we are subject to increasingly stricter and broader regulatory requirements relating to inclusion and diversity, many of which are rapidly developing in various jurisdictions to different degrees and, in some cases, in potentially divergent ways. See “Item 3.D. Key Information—Risk Factors—Legal and regulatory changes could have a negative impact on our business, financial condition and results of operations.” and “Item 3.D. Key Information—Risk Factors—Damage to our reputation could harm our businesses.”
Wellness
The well-being of our employees is also an essential element of our success. To this end, we are working to implement “Workstyle Reforms” designed to enable employees to build sustainable professional career. As part of such reforms, we have made enhancements to our operational infrastructure to allow for flexibility in workstyles, including remote work and paperless capabilities. In response to the COVID-19 pandemic, we have also expanded the number of satellite offices by utilizing vacant space in branches and other facilities in Japan.
We are also working to support the physical and mental health of our employees through a range of medical advisory and personal wellness services. For example, such services are made available to employees through industrial physicians and counselors on-site at our group companies in Japan. We also sponsor periodic health examinations for domestic employees.
Business Groups
Under the current Medium-term Business Plan, our business groups have been reorganized as follows in an effort to further integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently.
Digital Service Business Group
The Digital Service Business Group focuses on providing digital-based financial services to “mass-segment” customers (i.e., retail customers and small and medium–sized enterprise customers) and on introducing digital technologies into MUFG. This business group was established on April 1, 2021 mainly by separating the mass-segment businesses that previously belonged to the Retail & Commercial Banking Business Group.
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
Strategic Alliance with Grab Holdings Inc.
In February 2020, MUFG entered into a strategic alliance agreement with Grab Holdings Inc., or Grab, which provides on-demand transport services, food and package delivery services, digital payments and financial services in Southeast Asia. Under the agreement, MUFG made a $706 million investment in Grab to jointly develop next-generation financial services in Southeast Asia to promote financial inclusion in the region. Grab has conferred “First Choice Bank” status on MUFG and our partner banks, including Krungsri, Bank Danamon, VietinBank and Security Bank. We also aim to utilize the insight and experience obtained through the collaboration with Grab so as to accelerate our digital transformation.
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
In the wealth management (WM) business, which is one of our key strategic focus areas, we are implementing measures to improve our group company structure for offering wealth management solutions, including asset management, asset and business succession transfer, and real estate services. For example, we begun operating the “WM Digital Platform,” a digital tool for understanding customers’ assets and needs across the MUFG Group, at all of our business locations. Through this tool, we have established a system designed to provide comprehensive solutions on a group-wide basis to the various challenges our customers face.
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
We seek to increase our lending spreads by reducing low-profitability loans and improving risk-taking for projects with high profitability potential. In addition, we are working to accelerate the reduction of our equity holdings and have made significant progress towards achieving the reduction target under the Medium-Term Business Plan.
We also intend to expand and deepen our engagement with customers to resolve environmental and social issues as well as management issues of our customers which are becoming more complex and diverse. For example, our newly established Sustainable Business Division has been engaging with customers in decarbonization efforts. We have also made investments with customers in multiple businesses that are expected to contribute to solving social issues.
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
Investment Banking
We provide investment banking services such as debt and equity issuance and M&A-related services, to help our customers develop their financial strategies and realize their business goals. In order to meet customers’ various financing needs, we have established a customer-oriented coverage model through which our product experts coordinate with one another to offer innovative financing services globally. We have further integrated the management of the operations of our commercial banking and securities subsidiaries to enhance collaboration. We are one of the world’s top providers of project finance, one of the core businesses of the Global Corporate & Investment Banking Business Group. We provide sophisticated professional services in arranging limited-recourse finance and secured finance, and offering financial advice in various sectors, including natural resources, power, and infrastructure, backed by our experience, expertise, knowledge, and global network.
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
The network among the Partner Banks covers a vast market, consisting of five countries with population totaling approximately 881 million. The market is expected to expand further in the medium to long term as the GDP growth rates are relatively high in these countries and financial needs are expected to increase as average income rise in the ASEAN countries. We believe that our network, which combines the global reach of the MUFG Group companies with strong regional presence of the Partner Banks each carrying an established brand, provides us with unique competitive advantages. Through sharing and integration of the expertise and capabilities of the Partner Banks, we seek to achieve synergy effects and capture the business opportunities arising from the economic growth of the region.
MUFG Union Bank, N.A.
MUFG Union Bank is the primary subsidiary of MUFG Americas Holdings, which is our wholly owned subsidiary and which is our intermediate holding company in the United States. MUFG Union Bank is the primary operating entity of MUFG Bank in the United States. MUFG Union Bank provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium-sized enterprises, and large corporations primarily in California, Oregon and Washington (through 297 branches as of March 31, 2022). For a discussion of recent developments relating to MUFG Union Bank, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies and Our Major Investees—Unexpected changes in the planned sale of MUFG Union Bank may adversely affect our strategy, financial condition or operating results.”
Bank of Ayudhya Public Company Limited (Krungsri)
Krungsri is a strategic subsidiary of MUFG Bank in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations mainly in Thailand through 642 branches (consisting 602 banking branches, 39 automobile finance business branches and one overseas branch) and other service outlets nationwide. In addition, Krungsri’s consolidated subsidiaries include the largest credit card issuer in Thailand with a total of 9.6 million credit card, sales finance and personal loan accounts in its portfolio, a major auto finance provider, a fast growing asset management company and a leading microfinance service provider in Thailand.
MUFG owns a 76.88% ownership interest in Krungsri through MUFG Bank as of March 31, 2022. By combining Krungsri’s local franchise with competitive presence in the retail and small and medium-sized enterprise banking markets in Thailand with MUFG Bank’s global financial expertise, we seek to offer a wider range of high-value financial products and services to a more diverse and larger customer base.

PT Bank Danamon Indonesia, Tbk. (“Bank Danamon”)
Bank Danamon is a strategic subsidiary of MUFG Bank in Indonesia. Bank Danamon provides a comprehensive range of banking and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations in Indonesia. It operates an extensive distribution network spread out from Aceh to Papua, with more than 860 branches and service outlets. In addition, Bank Danamon provides financing for automotive and consumer goods through PT Adira Dinamika Multi Finance Tbk, a subsidiary of Bank Danamon.
MUFG made an initial investment in December 2017 and owns a 92.47% ownership interest in Bank Danamon through MUFG Bank as of March 31, 2022. This investment in Bank Danamon represents another milestone for our growth strategy in Indonesia and Southeast Asia. We aim to offer a unique and unparalleled retail and small and medium-sized enterprise banking business model based on the established local networks of our Partner Banks and MUFG’s global network to provide holistic financial services to a wider range of customers.
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
Global Markets Business Group
The Global Markets Business Group covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies and equities as well as other investment products, and origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group. In the fiscal year ended March 31, 2022, we started a new investment business in the Global Markets Business Group involving long-term diversified investments as a new sustainable revenue source.
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
Global Strategic Alliance with Morgan Stanley
As of March 31, 2022, we held approximately 377 million shares of Morgan Stanley’s common stock representing approximately 21.5% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.
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
Japan
Our major competitors in Japan include:
•Japan’s other major banking groups: Mizuho Financial Group and Sumitomo Mitsui Financial Group;
•Government financial institutions: Japan Finance Corporation, Japan Post Bank, Development Bank of Japan and Japan Bank for International Cooperation;
•Other commercial banking institutions: Resona Bank, Shinsei Bank, regional banks, and credit associations (shinkin banks);
•Securities companies and investment banks: Nomura group and Daiwa group; and
•Asset management companies.

Foreign
In foreign markets, we face competition from local and global commercial banks, money center banks, regional banks, thrift institutions, asset management companies, investment advisory companies, credit unions and other similar financial institutions.
The Japanese Financial System
Japanese financial institutions may be categorized into three types:
•the central bank, namely the Bank of Japan;
•private banking institutions; and
•government financial institutions.
The Bank of Japan
The Bank of Japan’s role is to maintain price stability and the stability of the financial system to ensure a solid foundation for sound economic development.
Private Banking Institutions
Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of February 8, 2022):
•ordinary banks (121 ordinary banks and 57 foreign commercial banks with ordinary banking operations); and
•trust banks (13 trust banks, including two Japanese subsidiaries of foreign financial institutions).
Ordinary banks in turn are classified as city banks, of which there are four, including MUFG Bank, and regional banks, of which there are 99 and other banks, of which there are 18. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.
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
Among them are the following:
•The Development Bank of Japan, which was established for the purpose of contributing to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries, and which was reorganized as a joint stock company in October 2008 as part of its ongoing privatization process, with the government being required by law to continue to hold 50% or more of the shares in the bank until the completion of certain specified investment operations, which the bank is required to endeavor to achieve by March 2026, and more than one-third for an unspecified period thereafter;
•Japan Finance Corporation, which was formed in October 2008, through the merger of the international financial operations of the former Japan Bank for International Cooperation, National Life Finance Corporation, Agriculture, Forestry and Fisheries Finance Corporation, and Japan Finance Corporation for Small and Medium Enterprise, for the primary purposes of supplementing and encouraging the private financing of exports, imports, overseas investments and overseas economic cooperation, and supplementing private financing to the general public, small and medium-sized enterprises and those engaged in agriculture, forestry and fishery. In April 2012, Japan Finance Corporation spun off its international operations to create Japan Bank for International Cooperation as a separate government-owned entity;

•Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, and which was reorganized as an incorporated administrative agency and started to specialize in securitization of housing loans in April 2007; and
•The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. In November 2015, approximately 11% of the outstanding shares of each of Japan Post Bank, Japan Post Insurance and Japan Post Holdings were sold to the public, and these companies are currently listed on the Tokyo Stock Exchange. In September 2017 and October 2021, an additional 22% and 27%, respectively, of the outstanding shares of Japan Post Holdings were sold to the public.
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
The Banking Act. Among the various laws that regulate financial institutions, the Banking Act and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Act addresses capital adequacy, inspections and reporting of banks and bank holding companies, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions for them. Bank holding companies, banks and other financial institutions are required to establish an appropriate system to cope with conflicts of interest that may arise from their business operations.
The Banking Act and various other financial regulation related laws have recently been amended, including certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another company (other than certain financial businesses) under the Banking Act, an amendment to the Banking Act which took effect in April 2017 allows banks to acquire and hold more than 5% of the voting rights in certain financial technology companies if approved by the FSA. An additional amendment to the Banking Act which took effect in June 2018 introduced a framework for affiliation and cooperation between financial institutions and financial technology companies while adding measures designed to ensure customer protection. A further amendment to the Banking Act which took effect in May 2020 allows banks to engage in certain information provision services relating to customer and other information. In addition, an amendment to the Banking Act which took effect in November 2021 allows banks to engage in certain services contributory to the construction of a sustainable society such as regional revitalization or productivity enhancement and allows banks, with the FSA’s approval, to acquire and hold more than 5% of the voting rights in companies which engage in certain services contributory to the construction of a sustainable society such as regional revitalization or productivity enhancement.
Bank holding company regulations. A bank holding company is prohibited from carrying out any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company, a foreign subsidiary that is engaged in the banking, securities or insurance business and any company that is engaged in a finance-related business, such as a credit card company, a leasing company, investment advisory company, or financial technology company as permitted by the April 1, 2017 amendments to the Banking Act. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiaries of a bank holding company.
In addition, under the April 1, 2017 amendments to the Banking Act, a bank holding company (i) is required to perform certain specified functions as a bank holding company to ensure effective management of its subsidiaries and (ii) is allowed to engage in certain specified common operations of its subsidiaries so as to improve the efficiency of the operations of its group companies.
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
The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. The agreement on Basel III includes the following: (1) raising the quality of capital to ensure banks are able to better absorb losses both on a going concern basis and on a gone concern basis, (2) increasing the risk coverage of the capital framework, in particular for trading activities, securitizations, exposures to off-balance sheet vehicles and counterparty credit exposures arising from derivatives, (3) raising the level of minimum capital requirements, including an increase in the minimum common equity requirement from 2% to 4.5%, which was phased in between January 1, 2013 and the end of the calendar year 2014, and a capital conservation buffer of 2.5%, which was phased in between January 1, 2016 and the end of the calendar year 2018, bringing the total common equity requirement to 7%, (4) introducing an internationally harmonized leverage ratio to serve as a backstop to the risk-based capital measure and to contain the build-up of excessive leverage in the system, (5) raising standards for the supervisory review process (Pillar 2) and public disclosures (Pillar 3), together with additional guidance in the areas of valuation practices, stress testing, liquidity risk management, corporate governance and compensation, (6) introducing minimum global liquidity standards consisting of both a short term liquidity coverage ratio, or LCR, and a longer term structural net stable funding ratio, or NSFR, and (7) promoting the build-up of capital buffers that can be drawn down in periods of stress, including both a capital conservation buffer and a countercyclical buffer to protect the banking sector from periods of excess credit growth.
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
•common stock,
•capital surplus,
•retained earnings, and
•accumulated other comprehensive income.
Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined benefit pension fund net assets (prepaid pension costs) will be deducted from Common Equity Tier 1 capital.
Additional Tier 1 capital generally consists of Basel III compliant preferred shares and perpetual subordinated obligations, and, during the transition period (which ended on March 31, 2022), other capital that met Tier I requirements under the former Basel II standards, net of regulatory adjustments.
Tier 2 capital generally consists of:
•Basel III compliant subordinated obligations,
•during the transition period, capital that met Tier II requirements under the former Basel II standards,
•allowances for credit losses, and
•non-controlling interests in subsidiaries’ Tier 2 capital instruments.
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
The capital ratio standards applicable to us are as follows:
•a minimum total capital ratio of 8.0%,
•a minimum Tier 1 capital ratio of 6.0%, and
•a minimum Common Equity Tier 1 capital ratio of 4.5%.
These minimum capital ratios are applicable to MUFG on a consolidated basis and to MUFG Bank and Mitsubishi UFJ Trust and Banking on a consolidated as well as stand-alone basis.
We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2022, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.3 percentage points.

The Financial Stability Board identified us as a global systematically important bank, or G-SIB, in its most recent annual report published in November 2021, and is expected to update the list of G-SIB annually. In December 2015, the FSA also designated us as a G-SIB as well as a domestic systemically important bank generally referred to as a “D-SIB.”
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements as of March 31, 2022 consist of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio.
In December 2017, the Group of Central Bank Governors and Heads of Supervision released final Basel III reforms. The reforms are designed, among other things, to help reduce excessive variability in risk-weighted assets among banks and improve the comparability and transparency of banks’ risk-based capital ratios. The reforms endorsed by the Group of Central Bank Governors and Heads of Supervision include the following elements:
•a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;
•revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;
•revisions to CVA framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;
•a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;
•revisions to the measurement of the leverage ratio and a leverage ratio buffer for G-SIBs, which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and
•an aggregate output floor, which is designed to ensure that banks’ risk-weighted assets generated by internal models are no lower than 72.5% of risk-weighted assets as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their risk-weighted assets based on these standardized approaches.
Most of the reforms was scheduled to become effective on January 1, 2022, subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan. In March 2020, the implementation date was deferred by one year to January 1, 2023 in light of the COVID-19 pandemic. In April 2022, the FSA announced a further deferment of the implementation date by one more year to March 31, 2024 for banking institutions with international operations conducted through foreign offices, including us.
In January 2019, the Group of Central Bank Governors and Heads of Supervision approved the Basel Committee on Banking Supervision’s finalized market risk capital framework. The approved market risk framework was scheduled to become effective on January 1, 2022, subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan. In March 2020, the implementation date was deferred by one year to January 1, 2023 in light of the COVID-19 pandemic. In April 2022, the FSA announced a further deferment of the implementation date by one more year to March 31, 2024 for banking institutions with international operations conducted through foreign offices, including us.
For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”
Leverage ratio. Japanese banks and bank holding companies with international operations are required to maintain a minimum leverage ratio and disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidelines that have been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidelines. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include the revisions to the measurement of the leverage ratio and a 3.00% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. In Japan, the FSA adopted the minimum leverage ratio requirement effective March 31, 2019, and the minimum leverage ratio requirement as of March 31, 2020 is 3.00%. In March 2020, the implementation date for the G-SIB leverage ratio buffer requirement was deferred by one year to January 1, 2023 in light of the COVID-19 pandemic. On June 30, 2020, in coordination with the Bank of Japan in implementing its monetary policy in response to the COVID-19 pandemic, the FSA published amendments to the leverage ratio regulations, effective June 30, 2020. Under the amendments, deposits with the Bank of Japan are excluded from the calculation of the leverage ratio during the period from June 30, 2020 to March 31, 2021. On March 31, 2021, the FSA announced an extension of the effective period of such amendments until March 31, 2022. On March 25, 2022, the FSA announced a re-extension of the effective period of such amendments until March 31, 2024.
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
External TLAC debt generally consists of Basel III compliant regulatory capital, including, during the transition period (which ended on March 31, 2022), capital that meets the applicable regulatory capital requirements under the former Basel II standards, and the Japanese TLAC Standard compliant obligations, net of regulatory adjustments. Internal TLAC debt generally consists of Basel III compliant regulatory capital, including, during the transition period (which ended on March 31, 2022), capital that meets the applicable regulatory capital requirements under the former Basel II standards, and the Japanese TLAC Standard compliant subordinated obligations, net of regulatory adjustments. The Japanese TLAC Standard does not require that, in order for unsecured senior debt issued by the Domestic Resolution Entity of a Japanese G-SIB to qualify as External TLAC debt, such debt be subject to any contractual write-down, write-off or conversion provisions or to any subordination provisions so long as its creditors are recognized as structurally subordinated to the creditors of its subsidiaries and affiliates by the FSA on the ground that the amount of excluded liabilities of such Domestic Resolution Entity ranking pari passu with, or junior to, its unsecured senior liabilities does not, in principle, exceed 5% of the aggregate amount of its External TLAC. In contrast, Internal TLAC debt incurred by a material subsidiary of a Japanese G-SIB is required to be subject to contractual loss absorption provisions and to be subordinated to such subsidiary’s excluded liabilities.
The Japanese TLAC Standard requires a Japanese G-SIB, including us, to issue and maintain TLAC debt in an amount not less than 16% of its consolidated risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator on and after March 31, 2019, and not less than 18% of its consolidated risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator on or after March 31, 2022. In addition, under the Japanese TLAC Standard, Japanese G-SIBs are allowed to count as external TLAC the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019 and 3.5% of their consolidated risk-weighted assets from March 31, 2022.
On June 30, 2020, in coordination with the Bank of Japan in implementing its monetary policy in response to the COVID-19 pandemic, the FSA published amendments to the Japanese TLAC Standard, together with amendments to the leverage ratio regulations, effective June 30, 2020. Under the amendments, deposits with the Bank of Japan are excluded from the calculation of External TLAC ratio and Internal TLAC amounts on a total exposure basis as well as the leverage ratio during the period from June 30, 2020 to March 31, 2021 as temporary measures. On March 31, 2021, the FSA announced an extension of the effective period of such temporary measures until March 31, 2022. On March 25, 2022, the FSA announced a re-extension of the effective period of such temporary measures until March 31, 2024.
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
Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2022, the Deposit Insurance Corporation charged an insurance premium equal to 0.021% per year on the deposits in the settlement accounts, and a premium equal to 0.014% per year on the deposits in other accounts.
Under the Deposit Insurance Act, a Financial Reorganization Administrator can be appointed by the Prime Minister if a bank’s liabilities exceed its assets or a bank has suspended, or is likely to suspend, repayment of deposits. The Financial Reorganization Administrator will take control of the assets of the troubled bank, dispose of the assets and search for another institution willing to take over the troubled bank’s business. The troubled bank’s business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation to enable the troubled bank’s operations to be maintained and continue temporarily, and the bridge bank will seek to transfer the troubled bank’s assets to another financial institution or dissolve the troubled bank. The Deposit Insurance Corporation protects deposits, as described above, either by providing financial aid for costs incurred by the financial institution succeeding the insolvent bank or by paying insurance money directly to depositors. The financial aid provided by the Deposit Insurance Corporation may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debt, subscription for preferred stock, or loss sharing.
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
(a)if the financial institution is not a financial institution whose liabilities exceed its assets, the financial institution shall be placed under the special supervision by the Deposit Insurance Corporation over the financial institution’s business operations and management and the disposal of the financial institution’s assets, and the Deposit Insurance Corporation may provide the financial institution with loans or guarantees necessary to avoid the risk of significant disruption to the financial system in Japan, or subscribe for shares or subordinated bonds of, or extend subordinated loans to, the financial institution, taking into consideration the financial condition of the financial institution (“Specified Item 1 measures” (tokutei dai ichigo sochi) under Article 126-2, Paragraph 1, Item 1 of the Deposit Insurance Act); or

(b)if the financial institution is a financial institution whose liabilities exceed, or are likely to exceed, its assets or which has suspended, or is likely to suspend, payments on its obligations, the financial institution shall be placed under the special supervision by the Deposit Insurance Corporation over the financial institution’s business operations and management and the disposal of the financial institution’s assets, and the Deposit Insurance Corporation may provide financial aid necessary to assist a merger, business transfer, corporate split or other reorganization in respect of such failed financial institution (“Specified Item 2 measures” (tokutei dai nigo sochi) under Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act).
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
Further, in an explanatory paper outlining the FSA’s approach for the introduction of the TLAC framework in Japan published by the FSA in April 2016 and revisions to the paper published by the FSA in April 2018, collectively the FSA TLAC Approach, as well as in the Japanese TLAC Standard, the FSA expressed its view that single point of entry, or SPE, resolution, in which a single national resolution authority applies its resolution tools to the ultimate holding company in Japan of a financial group, would be the preferred strategy for resolution of the Covered SIBs. However, it is uncertain which measure is to be taken in a given case, including whether or not the SPE resolution strategy will actually be elected and implemented in a given case, and the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIB in distress. Under a possible model of resolution of a Japanese G-SIB based on the SPE resolution strategy as described in the Japanese TLAC Standard, if the FSA determines that a material subsidiary in Japan of a financial institution that is a Japanese G-SIB is non-viable due to material deterioration in its financial condition and issues an order concerning restoration of financial soundness, including recapitalization and restoration of liquidity of such material subsidiary, to the ultimate holding company in Japan designated by the FSA as Domestic Resolution Entity for the financial institution under the Banking Act of Japan (Act No. 59 of 1981), the material subsidiary’s Internal TLAC instruments will be written off or, if applicable, converted into equity in accordance with the applicable contractual loss absorption provisions of such Internal TLAC instruments. Following the write-off or conversion of Internal TLAC instruments, if the Prime Minister recognizes that the financial institution’s liabilities exceed, or are likely to exceed, its assets, or that it has suspended, or is likely to suspend, payments on its obligations, as a result of the financial institution’s loans to, or other investment in, the material subsidiary becoming subject to loss absorption or otherwise, and further recognizes that the failure of such financial institution is likely to cause a significant disruption to the Japanese financial market or system, the Prime Minister may, following deliberation by the Financial Crisis Response Council, confirm that Specified Item 2 Measures (tokutei dai nigo sochi) need to be applied to the financial institution for its orderly resolution. Any such confirmation by the Prime Minister also triggers the point of non-viability clauses of Additional Tier 1 and Tier 2 instruments issued by the financial institution, causing such instruments to be written off or, if applicable, converted into equity, as described above.

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
Recovery and resolution plan. In November 2021, the Financial Stability Board published the latest list of G-SIBs, which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each G-SIB, and the plans must be regularly reviewed and updated. In Japan, under the Banking Act and the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as G-SIBs must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We have submitted our most recent recovery plan to the FSA in a timely manner.
Liquidity Coverage Ratio. Japanese banks and bank holding companies with international operations conducted through foreign offices are required to maintain a minimum LCR and disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidelines that have been adopted to implement the relevant Basel III standard. The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets, which are assets that can be converted easily and immediately into cash in private markets in order to meet the bank’s liquidity needs, to survive in a 30-day financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. Once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to immediately report such failure to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order. A minimum LCR of 100% is currently required.
Net Stable Funding Ratio. Japanese banks and bank holding companies with international operations conducted through foreign offices are also required to maintain a minimum NSFR and disclose their NSFRs calculated in accordance with the methodology prescribed in the FSA guidelines that have been adopted to implement the relevant Basel III standard. The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. In Japan, the FSA promulgated its NSFR guidelines on March 31, 2021, and the NSFR requirements became applicable on September 30, 2021, requiring a minimum NSFR of 100%. Once a bank or bank holding company fails to meet the minimum NSFR of 100%, it is required to immediately report such failure to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order.
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
However, the Banking Act prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies. There have recently been amendments to various financial regulation related laws, including the Banking Act, which includes certain deregulations of restrictions on shareholdings by banks, as described above.

In addition, a bank is prohibited from holding shares in other companies exceeding the aggregate of its Common Equity Tier 1 capital amount and Additional Tier 1 capital amount.
Restrictions on exposures to single large counterparties. The Banking Act prohibits banks and bank holding companies (on a consolidated basis with their subsidiaries and affiliates) from having large exposure exceeding 25% of their Tier 1 capital to a single counterparty and also prohibits a G-SIB’s exposure to another G-SIB exceeding 15% of its Tier 1 capital.
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
Article 33 of the Financial Instruments and Exchange Act generally prohibits banks from engaging in securities transactions. However, bank holding companies and banks may, through a domestic or overseas securities subsidiary, conduct all types of securities businesses, with appropriate approval from the FSA. Similarly, registered banks are permitted to provide securities intermediation services and engage in certain other similar types of securities related transactions, including retail sales of investment funds and government and municipal bonds. In June 2021, certain amendments to the Cabinet Office Ordinance under the Act became effective, which allowed non-public and other information of foreign company customers to be shared within a financial group. In addition, on June 22, 2022, certain amendments to the Cabinet Office Ordinance under the Act became effective, which allowed non-public and other information of certain subject companies such as listed companies to be shared within a financial group without consent of such companies, but required financial institutions to establish measures to respond to a request from relevant companies for suspension of sharing of such information. At the same time, financial institutions are required to strengthen the effectiveness of measures to prevent market abuse.
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
Act on Provision of Financial Services. Under the Act on Provision of Financial Services, sellers of financial instruments have a duty to their potential customers to explain important matters such as the nature and magnitude of risks involved regarding the financial instruments that they intend to sell. If a seller fails to comply with the duty, there is a rebuttable presumption that the loss suffered by the customer due to the seller’s failure to explain is equal to the amount of decrease in the value of the purchased financial instruments.
In addition, under a single registration for financial services intermediary business, registrants are permitted to provide intermediary services of each of banking, securities and insurance. The Act does not require any provider of financial services intermediary business to belong to a specific financial institution, but imposes certain regulations on such provider to protect customers, including limitations on the type of services that they may provide, prohibitions on the acceptance of assets of customers and the lodging of a security deposit.
Anti-money laundering laws. Under the Act on Prevention of Transfer of Criminal Proceeds, specified business operators, including financial institutions, are required to verify customer identification data, preserve transaction records, and file suspicious transaction reports with the FSA or other regulatory authorities in cases where any asset received through their business operations is suspected of being criminal proceeds.
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

Act on the Protection of Personal Information. With regard to protection of personal information, the Act on the Protection of Personal Information requires, among other things, Japanese banking institutions to limit the use of personal information to the stated purposes and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the Act, the Personal Information Protection Commission of Japan may advise or order the bank to take proper action. In addition, the Banking Act and the Financial Instruments and Exchange Act contain certain provisions with respect to appropriate handling of customer information.
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
Overall supervision and regulation. The MUFG Group is subject to supervision, regulation and examination with respect to our U.S. operations by the FRB pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we and MUFG Bank are bank holding companies and foreign banking organizations, as defined pursuant to those statutes. The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:
•authorized qualifying bank holding companies to opt to become “financial holding companies,” and thereby acquire the authority to engage in an expanded list of activities; and
•modified the role of the FRB by specifying new relationships between the FRB and the functional regulators of non-bank subsidiaries of both bank holding companies and financial holding companies.

The BHCA generally prohibits each of a bank holding company and a foreign banking organization that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the bank holding company or foreign banking organization has elected to become a financial holding company, as discussed above, or the FRB has determined, by order or regulation, that such activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the bank holding company or foreign banking organization for such an acquisition. The BHCA also requires a bank holding company or foreign banking organization that maintains branches or agencies in the United States to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or control of any U.S. bank or bank holding company. In addition, under the BHCA, a U.S. bank or a U.S. branch or agency of a foreign banking organization is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, taking of deposits, sale or lease of any property or provision of most services.
In October 2008, we, MUFG Bank, Mitsubishi UFJ Trust and Banking and MUFG Americas Holdings initially attained financial holding company status. In August 2016, Mitsubishi UFJ Trust and Banking relinquished its financial holding company status. A financial holding company is authorized to engage in an expanded list of activities deemed to be financial in nature or incidental to such financial activity as well as certain specified non-banking activities deemed to be closely related to banking. In order to maintain the status as a financial holding company, a bank holding company must continue to meet certain standards established by the FRB. Those standards require that a financial holding company exceed the minimum standards applicable to bank holding companies that have not elected to become financial holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in regulations of the FRB. Failure to meet these standards, due to inadequate capital management or shortcomings in operations, results in restrictions on the ability to engage in expanded activities as a financial holding company. In addition, a financial holding company must ensure that its U.S. banking subsidiaries meet certain minimum standards under the Community Reinvestment Act of 1977.
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
U.S. banking subsidiaries. We indirectly own and control one U.S. bank, MUFG Union Bank, N.A. (known prior to July 1, 2014 as Union Bank, N.A.), through MUFG Bank and its subsidiary, MUFG Americas Holdings, a bank holding company.
MUFG Union Bank is a national bank chartered by, and subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.
In regulating national banks such as MUFG Union Bank, the OCC has the power to examine those banks; approve or deny applications for new charters, branches, capital, or other changes in corporate or banking structure; take supervisory actions against national banks that do not comply with laws and regulations or that otherwise engage in unsound practices; remove officers and directors, negotiate agreements to change banking practices, and issue cease and desist orders as well as civil money penalties; and issue rules and regulations, legal interpretations, and corporate decisions governing investments, lending, and other practices. The OCC’s staff of bank examiners conducts on-site reviews and provides sustained supervision of national banks. Examiners analyze loan and investment portfolios, funds management, capital, earnings, liquidity, and sensitivity to market risk for national banks. Examiners also review internal controls, internal and external audit, and compliance with laws and regulations, and evaluate management’s ability to identify and control risk.

The FDIC insures the deposits of MUFG Union Bank up to legally specified maximum amounts. In the event of a failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver and would resolve the failure under provisions of the Federal Deposit Insurance Act. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding FRB policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support these banks.
Bank capital requirements and capital distributions. MUFG Union Bank is subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks, bank holding companies and intermediate holding companies. In addition, MUFG Bank and Mitsubishi UFJ Trust and Banking, as foreign banking organizations that have U.S. branches and agencies and are controlled by us, are subject to the FRB’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards. MUFG Union Bank, MUFG Bank, Mitsubishi UFJ Trust and Banking, and MUFG Americas Holdings are all “well capitalized” as defined under, and otherwise comply with, all U.S. regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would be undercapitalized after making such distribution or paying such dividend or fee.
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
Anti-Money Laundering Initiatives, the Bank Secrecy Act, the USA PATRIOT Act. A major focus of U.S. governmental policy relating to financial institutions in recent years has been, and continues to be, aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001, as incorporated into the Bank Secrecy Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report potential money laundering and terrorist financing, including the collection of beneficial ownership information. The bank regulatory agencies carefully scrutinize the adequacy of an institution’s compliance with these regulations and, as a result, there have been an increased number of regulatory enforcement actions. A financial institution’s failure to maintain and implement adequate policies, procedures and controls to prevent and detect money laundering and terrorist financing could have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of its operations and the imposition of fines and other monetary penalties. See “Item 3.D. Key Information—Risk Factors—Operational Risk—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.”
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
Regulatory Reform Legislation. In response to the global financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that affect financial institutions operating in the United States, including our U.S. operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by largest financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Key provisions that impact our operations are summarized below.
Among the components of the Dodd-Frank Act that have impacted or may impact our operations are the provisions relating to enhanced prudential standards, including capital, liquidity and structural requirements, the “Volcker Rule,” derivatives regulation, credit reporting, resolution plans, incentive-based compensation, the establishment of the Consumer Financial Protection Bureau, and debit interchange fees. Although certain of the regulatory rules regarding the foregoing components are still pending, based on information currently available to us, other than the Volcker Rule and derivatives regulations as discussed below, the impact of these components is expected to be mainly limited to our U.S. operations and not to be material to us on a consolidated basis. We intend to continue to monitor developments relating to the Dodd-Frank Act and the potential impact on our activities inside and outside of the United States.
With respect to the Dodd-Frank Act provisions related to enhanced prudential standards, in February 2014 the FRB issued final rules that established enhanced prudential standards for the U.S. operations of foreign banking organizations such as MUFG. These rules required us to organize by July 1, 2016 all of our U.S. bank and non-bank subsidiaries, with certain limited exceptions, under a U.S. Intermediate Holdings Company ("IHC") that is subject to U.S. capital requirements and enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. Under these rules, we were required to change the structure of our U.S. operations, including the manner in which we oversee and manage those operations, and may be required to inject additional capital into our U.S. operations. We have designated MUFG Americas Holdings as our IHC.
MUFG Americas Holdings is subject to various U.S. prudential requirements and became subject to additional requirements with the designation of MUFG Americas Holdings as our IHC as of July 1, 2016. As the parent of MUFG Union Bank, MUFG Americas Holdings has been subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. MUFG Americas Holdings as a BHC has been subject to capital planning and stress testing requirements and certain other enhanced prudential standards. MUFG Americas Holdings is now additionally subject to the capital planning and stress testing requirements and certain enhanced prudential standards applicable to IHCs. In calendar year 2020, MUFG Americas Holdings was subject to two FRB supervisory Dodd-Frank Act stress testing cycles, the results of which were initially released on June 25, 2020 and updated on July 27, 2020 (no change to MUFG Americas Holdings reported results for the first cycle) and on December 18, 2020 for the second cycle associated with industry-wide required capital plan resubmissions. Under both supervisory stress testing cycles, the FRB’s released results found that under severely adverse, and an alternative severely adverse scenario as applicable, MUFG Americas Holdings would maintain capital ratios well above regulatory baseline required minimums. In calendar year 2022, MUFG Americas Holdings was again subject to FRB supervisory Dodd-Frank Act stress testing, the results of which were released on June 23, 2022. Under the 2022 stress testing cycle the FRB noted that due to certain accounting reclassifications by MUFG Americas Holdings related to the planned sale of MUFG Union Bank, the Board determined not to include MUFG Americas Holdings’ detailed projections in the 2022 stress test. The FRB did note however that it conducted an evaluation and determined that MUFG Americas Holdings’ has sufficient capital to absorb losses and continue to serve as a credit intermediary under a severe recession. Under tailoring of regulations applicable to domestic and foreign banks to more closely match their risk profiles which became effective December 31, 2019, MUFG Americas Holdings is classified as a Category IV firm under which it is minimally subject to biennial supervisory stress testing in even years. On June 23, 2023, the FRB released the results of the 2022 Dodd-Frank Act supervisory stress tests for the 34 participating firms. All the other firms included in the 2022 stress testing cycle were noted as remaining “well above” risk-based and leverage capital minima under the FRB’s “severely adverse” economic scenario. The results of the FRB’s 2022 stress testing cycle will inform updates to firms’ stress capital buffers, or SCBs, which will become effective on October 1, 2022.
The FRB has the authority to examine an IHC and any of its subsidiaries. U.S. leverage requirements applicable to the IHC took effect beginning in January 2018. Our combined U.S. operations, including MUFG Bank’s and Mitsubishi UFJ Trust and Banking’s branches, are also subject to certain requirements related to liquidity and risk management.
The Volcker Rule was issued in final form by the FRB originally in December 2013, and substantive portions were subsequently amended in November 2019. The Volcker Rule restricts the ability of banking entities to conduct certain proprietary trading activities, which means trading in securities and financial instruments for their own account, subject to certain exceptions, including market-making, hedging, and underwriting if such activities are conducted within a rigorous compliance framework. The Volcker Rule also restricts banking entities from engaging in certain activities regarding hedge funds and private equity funds known as covered funds. The Volcker Rule excludes restrictions on such activities if they are conducted solely outside of the United States. The Volcker Rule requires banking entities to implement a number of policies, procedures, quantitative metrics reporting that are reasonably designed to ensure and monitor compliance with the restrictions under the Rule. Our proprietary trading and covered funds activities are generally executed outside of the United States, but certain activities are conducted within the United States, and, therefore, we have undertaken steps that we believe are appropriate to bring our activities and investments into compliance with the Rule. Given its complexity, the Rule may be subject to further rule-making and regulatory interpretation in the future.
U.S. regulators continue to issue final regulations and regulatory determinations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. To date, MUFG Bank and MUFG Securities EMEA plc have registered as swap dealers with the U.S. Commodity Futures Trading Commission, or CFTC. In addition, MUFG Securities EMEA plc registered with the SEC as a securities-based swap dealer during the fiscal year ended March 31, 2022. Depending on the finalization of regulations and regulatory determinations governing swaps and derivatives markets under the Dodd-Frank Act, as well as the activities of our other subsidiaries located inside and outside of the United States, our other subsidiaries may have to register as swap dealers with, or be subject to the regulations of, the CFTC and/or SEC. Regulation of swap dealers by the CFTC and security-based swap dealers by the SEC imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution, and other regulatory requirements on our operations, which may adversely impact our derivatives businesses and make us less competitive than those competitors that are not subject to the same regulations. On July 23, 2020, the CFTC voted to approve final rules that modify and codify the cross-border application of certain of its Title VII swap rules to both U.S. and non-U.S. registered swap dealers. Similarly, the SEC has adopted a package of rule amendments, guidance, and a related order designed to expand and clarify the framework for regulating cross-border security-based swaps, including single-name credit default swaps. We have implemented measures designed to comply with the relevant rules and regulations by the prescribed compliance dates while continuing to consider the effects of other proposed rules and final regulatory changes.
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
The final rule establishes separate SCCLs, one applicable to the combined U.S. operations, or CUSO, of MUFG and another to MUAH as MUFG’s IHC. In July 2021, MUFG CUSO began complying with its CUSO-level requirements by certifying as to home-country compliance with Basel Committee standards in lieu of complying with the final U.S. SCCL rule.
Separately, based on the categorization of MUAH as a Category IV entity under the final rules tailoring prudential standards for large banking organization (“Tailoring Final Rules”), SCCL will no longer apply to MUAH. The following paragraphs discuss the Tailoring Final Rules in greater detail.
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
The final rule that was issued solely by the FRB determined the applicability of certain enhanced prudential standards requirements, including liquidity stress testing and management, capital planning and stress testing, risk management, single counterparty credit limits requirements, and related regulatory reporting by categorizing all foreign banking organizations with $100 billion or more in combined U.S. assets into three categories. The second final rule, issued jointly by the FRB, the OCC, and the FDIC, similarly categorized foreign banking organizations and tailored the application of the agencies’ regulatory capital and standardized liquidity requirements on that basis. Under the framework of the final rules, MUFG’s U.S. operations are subject to a split category treatment: (i) the combined U.S. operations are classified as Category II, subject to the most stringent requirements other than those applicable to U.S. G-SIBs; and (ii) MUAH, the U.S. BHC and IHC, is classified as Category IV, a classification that provides certain capital and liquidity relief from prior requirements, taking into account the size and other risk characteristics of MUFG’s U.S. subsidiary operations.
On October 10, 2019, the FRB issued with the FDIC final rule amendments revising their joint resolution planning requirements of Section 165(d) of the Dodd-Frank Act. Resolution plans, also known as living wills, describe a firm’s strategy for orderly resolution under bankruptcy in the event of material financial distress or failure of the firm. The final rule tailors the requirements for firms that do not pose the same systemic risk as the largest institutions, requiring resolution plans for these firms to be submitted on a three-year cycle. MUFG is classified as a triennial full filer as applicable to large foreign and domestic banks classified within Category II and III, and MUFG is subject to alternating between submitting full and targeted resolution plans every three years. On May 6, 2020, the agencies, in recognition of immediate challenges of the COVID-19 pandemic, extended the next submission date by 90 days to September 29, 2021, and subsequently extended the next submission date again to December 17, 2021 as a Targeted Information Request was added to industry required submissions. Pursuant to Sections 243.6(c) and 381.6(c) of the Resolution Plan Rule, firms must be provided with no less than 12 months’ notice prior to the date by which a covered company must submit a targeted resolution plan should a targeted information request be made. The agencies’ Targeted Information Request for 2021 focused on a covered company’s actions in response to events surrounding the coronavirus. MUFG submitted on December 17, 2021 its Targeted 165(d) Resolution Plan and the required Targeted Information Request.
On January 30, 2020 the Federal Reserve adopted a final rule revising the “controlling influence” prong of its “control” rules under the Bank Holding Company Act of 1956, as amended. The final rule largely adopts the proposed rule issued by the FRB in April 2019, reaffirms the Federal Reserve’s conceptual framework for analyzing “controlling influence,” and rejects a number of banking industry recommendations for liberalization of the “control” rules. The issue of “control” is a central concept under the Bank Holding Company Act. Among other things, control determines whether an investor in a banking organization is subject to the requirements and restrictions of the Bank Holding Company Act, whether a bank holding company’s investment in a company is permissible and/or subjects the investee company to the requirements and restrictions of the Bank Holding Company Act, and whether an investor in any depository organization is subject to the Volcker Rule. As a result, a determination of whether or not an investment constitutes “control” is often determinative of whether an investment can be made (or, at least, must be restructured to avoid control). The final rule was effective as of September 30, 2020 and applies to MUFG’s investments globally.
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
Capital Adequacy. MUFG Americas Holdings and MUFG Union Bank are required to maintain minimum capital ratios in accordance with rules issued by the U.S. Federal banking agencies. In July 2013, the U.S. Federal banking agencies issued final rules to implement the Basel Committee on Banking Supervision’s capital guidance for U.S. banking organizations, or U.S. Basel III. These rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. These rules supersede the U.S. federal banking agencies’ general risk-based capital rules generally referred to as Basel I, the advanced approaches rules generally referred to as Basel II, which are applicable to firms classified as Category II under the tailoring rules issued October 10, 2019, and leverage rules. MUFG Americas Holdings and MUFG Union Bank continue to be subject to the U.S. Basel III capital rules which were substantially phased in by January 1, 2019. In addition, on July 22, 2019, U.S. federal banking agencies jointly issued a final rule which became effective on October 1, 2019. The final rule simplifies certain aspects of the Basel III capital rules that mostly apply to banking organizations that are not subject to the advanced approaches rules.
The Federal Reserve issued amendments to the Regulatory Capital, Capital Plan, and Stress Test Rules which became effective on October 1, 2021. Under the amended rules, the Federal Reserve uses the results of its supervisory stress test to establish the size of a firm’s stress capital buffer requirement, which replaces the static 2.5% of risk-weighted assets component of a firm’s capital conservation buffer requirement. MUFG Americas Holdings is currently subject to a firm specific stress capital buffer, or SCB, of 3.3%. A firm that does not maintain capital ratios above risk-based regulatory minimums plus its specified SCB requirements faces restrictions on its capital distributions and discretionary bonus payments. With the application of the specified SCB, MUFG Americas Holdings capital distributions and discretionary bonus payments are subject to the following regulatory minimum risk-based capital ratios: (1) 7.8% Common Equity Tier 1 capital ratio, (2) 9.3% Tier 1 capital ratio and (3) 11.3% total capital ratio. MUFG Americas Holdings will next be subject to amendment of its SCB on October 1, 2022. MUFG Union Bank currently remains subject to the static 2.5% capital conservation buffer requirement. In addition, failure by MUFG Americas Holdings or MUFG Union Bank to meet minimum risk-based capital ratios of: (1) 4.5% Common Equity Tier 1 capital ratio, (2) 6.0% Tier 1 capital ratio and (3) 8.0% total capital ratio, or to a Tier 1 leverage ratio regulatory minimum requirement of 4% and a well-capitalized prompt corrective action standard of 5%, can result in additional certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements.
In October 2015, the FRB proposed long-term debt and TLAC requirements for U.S. globally systemically important bank holding companies and U.S. IHCs of non-U.S. globally systemically important banks, including MUFG Americas Holdings. In December 2016, the FRB finalized rules imposing such requirements. Under the final rules, a covered IHC such as MUFG Americas Holdings is required to maintain a minimum amount of eligible long-term debt issued to a non-U.S. parent entity that could be cancelled or converted to equity in order to absorb losses and recapitalize the IHC’s operating subsidiaries at or near the point of resolution. A covered IHC is also required to maintain a minimum level of eligible TLAC issued to a non-U.S. parent entity consisting of regulatory capital and eligible long-term debt and maintain related buffers consisting of Common Equity Tier 1 capital. In addition, an IHC is restricted from issuing short-term debt and certain other types of liabilities that are structurally senior to eligible long-term debt. MUFG Americas Holdings became subject to these rules on January 1, 2019. Pursuant to 12 CFR § 252.164(a), we have certified to the FRB that MUFG plans to follow an SPE resolution strategy, MUFG Americas Holdings met applicable TLAC long-term debt and associated additional TLAC requirements by the initial implementation date of January 1, 2019.

For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and Note 21 to our consolidated financial statements.
Recent regulatory developments relating to MUFG Union Bank. On September 20, 2021, MUFG Union Bank entered into a consent order with the OCC relating to its noncompliance with information security standards and unsafe or unsound practices regarding technology and operational risk management. The consent order does not impose any civil monetary penalty. MUFG Union Bank has begun corrective action and committed resources to remediate the deficiencies, including strengthening its board and management oversight, technology risk assessment, information technology and operational risk governance, operations and internal controls, information security program, staffing, and data management and reporting. However, substantial improvements are necessary to meet regulatory expectations. See “Item 3.D. Key Information—Risk Factors—Operational Risk.”
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
During the fiscal year ended March 31, 2022, our non-U.S. subsidiary, MUFG Bank, engaged in certain limited business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our non-U.S. banking subsidiary, MUFG Bank, has previously issued guarantees outstanding mainly in connection with prior petroleum-related transactions with Iran by its customers that were permissible under applicable sanctions regulations. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2022, the aggregate fee income relating to these transactions was less than ¥5 million, representing less than 0.001 percent of our total fee income. In addition, some Iranian financial institutions and other entities in, or affiliated with, Iran maintained non-U.S. dollar correspondent accounts and other similar settlement accounts with MUFG Bank outside the United States. In addition to such accounts, MUFG Bank received deposits in Japan from, and provided settlement services in Japan to, fewer than 10 Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2022, the average aggregate balance of deposits held in these accounts represented less than 0.05 percent of the average balance of our total deposits. The fee income from the transactions attributable to these account holders was less than ¥5 million, representing less than 0.001 percent of our total fee income.
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

C.Organizational Structure

Note:
(1) The sale of all shares of MUFG Union Bank, a subsidiary of MUFG Americas Holdings Corporation, to U.S. Bancorp is expected to close in the second half of calendar year 2022, subject to the receipt of required regulatory approvals and the satisfaction of other closing conditions.

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2022

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
MUFG Bank, Ltd.	Japan	100.00%	100.00%
The Mitsubishi UFJ Factors Limited	Japan	100.00%	100.00%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Japan Shareholder Services Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
MU Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Alternative Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
au Kabucom Securities Co., Ltd.	Japan	51.00%	51.00%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	100.00%	100.00%
Japan Digital Design, Inc.	Japan	94.19%	94.19%
Global Open Network, Inc.	Japan	80.00%	80.00%
MUFG Innovation Partners Co., Ltd.	Japan	100.00%	100.00%
MUFG Americas Holdings Corporation (1)	USA	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
PT Bank Danamon Indonesia, Tbk.	Indonesia	92.47%	92.47%
MUFG Bank (China), Ltd.	China	100.00%	100.00%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
MUFG Investor Services Holdings Limited	Bermuda	100.00%	100.00%
First Sentier Investors Holdings Pty Ltd	Australia	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
MUFG Securities EMEA plc	UK	100.00%	100.00%
MUFG Securities Asia Limited	China	100.00%	100.00%
MUFG Securities (Canada), Ltd.	Canada	100.00%	100.00%
Note:
(1) The sale of all shares of MUFG Union Bank, a subsidiary of MUFG Americas Holdings Corporation, to U.S. Bancorp is expected to close in the second half of calendar year 2022, subject to the receipt of required regulatory approvals and the satisfaction of other closing conditions.

D.Property, Plant and Equipment

	As of March 31,
	2021	2022
	(in millions)
Land	¥379,560	¥372,710
Buildings	765,341	766,945
Equipment and furniture	564,273	497,478
Leasehold improvements	303,164	255,679
Construction in progress	46,513	30,894
Total	2,058,851	1,923,706
Less accumulated depreciation	1,183,859	1,107,877
Premises and equipment—net	¥874,992	¥815,829
Our registered address is 7-1, Marunouchi 2-chome,Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2022, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.
The following table presents the book values of our material offices and other properties as of March 31, 2022:

Book Value
(in millions)
Owned land	¥372,710
Owned buildings	¥239,417
The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.
During the fiscal year ended March 31, 2022, we invested approximately ¥102,964 million in premises and equipment, primarily for office renovations and relocation.
Item 4A.    Unresolved Staff Comments.
None.

Item 5.    Operating and Financial Review and Prospects.
The following discussion and analysis should be read in conjunction with “Selected Statistical Data” and our consolidated financial statements and related notes.

Summary of Financial Data
The selected statement of operations data and selected balance sheet data set forth below has been derived from our consolidated financial statements.
Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, the summary of financial data set forth below are derived from our consolidated financial statements prepared in accordance with U.S. GAAP.
You should read the summary of financial data set forth below in conjunction with the remainder of this Item 5, “Selected Statistical Data” and our consolidated financial statements and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

	2020	2021	2022
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥3,927,143	¥2,751,996	¥2,530,938
Interest expense	1,684,344	747,902	560,357
Net interest income	2,242,799	2,004,094	1,970,581
Provision for credit losses	321,713	484,210	277,995
Net interest income after provision for credit losses	1,921,086	1,519,884	1,692,586
Non-interest income	1,875,695	3,157,787	1,394,789
Non-interest expense	3,363,561	3,069,329	3,146,102
Income (loss) before income tax expense (benefit)	433,220	1,608,342	(58,727)
Income tax expense (benefit)	114,505	444,948	(14,511)
Net income (loss) before attribution of noncontrolling interests	318,715	1,163,394	(44,216)
Net income attributable to noncontrolling interests	12,760	46,096	39,104
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥305,955	¥1,117,298	¥(83,320)
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥305,955	¥1,117,298	¥(83,320)
Amounts per share:
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥23.69	¥86.88	¥(6.51)
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	23.47	86.56	(6.93)
Number of shares used to calculate basic earnings per common share (in thousands)	12,912,790	12,859,737	12,798,060
Number of shares used to calculate diluted earnings per common share (in thousands)(1)	12,912,956	12,859,737	12,798,060
Cash dividends per share paid during the fiscal year:
—Common stock	¥23.50	¥25.00	¥26.00
	$0.22	$0.24	$0.23

	2020	2021	2022
	(in millions)
Balance sheet data:
Total assets	¥331,753,283	¥353,824,625	¥367,650,018
Loans, net of allowance for credit losses	117,377,199	114,370,472	111,678,692
Total liabilities	316,008,767	337,580,071	351,353,496
Deposits	203,954,528	229,206,936	224,589,943
Long-term debt	27,926,763	35,157,651	34,696,599
Total equity	15,744,516	16,244,554	16,296,522
Capital stock	2,090,270	2,090,270	2,090,270

	2020	2021	2022
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥246,283,676	¥268,916,481	¥276,179,049
Interest-bearing liabilities	238,861,520	265,912,928	279,759,500
Total assets	325,500,449	355,992,571	370,588,337
Total equity	15,417,885	15,681,527	16,269,224
Return on equity and assets:
Earnings (loss) applicable to common shareholders as a percentage of average total assets	0.09%	0.31%	(0.02)%
Earnings (loss) applicable to common shareholders as a percentage of average total equity	1.98%	7.12%	(0.51)%
Dividends per common share as a percentage of basic earnings per common share	99.20%	28.78%	ー(4)
Average total equity as a percentage of average total assets	4.74%	4.41%	4.39%
Net interest income as a percentage of average total interest-earning assets	0.91%	0.75%	0.71%
Credit quality data:
Allowance for credit losses(2)	¥809,540	¥1,348,391	¥1,470,701
Allowance for credit losses as a percentage of loans	0.68%	1.17%	1.30%
Net loan charge-offs	¥179,277	¥245,424	¥179,297
Net loan charge-offs as a percentage of average loans	0.15%	0.21%	0.16%
Average interest rate spread	0.88%	0.74%	0.72%
Risk-adjusted capital ratio calculated under Japanese GAAP(3)	15.87%	16.31%	14.29%

Notes:
(1)Includes the common shares that were potentially issuable upon exercise of stock acquisition rights. See “ Item 6.B. Directors, Senior Management and Employees—Compensation.”
(2)Adopted the new guidance on measurement of credit losses on financial instruments as of April 1, 2020, which resulted in an increase of allowance for credit losses as of the beginning of the fiscal year ended March 31, 2021. See Note 1 (Accounting Changes) to our consolidated financial statements for more information.
(3)Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”
(4)Dividends per common share have not been presented because such information is not meaningful.

Business Environment
Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan, the United States, Thailand and Indonesia and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:
•general economic conditions,
•interest rates,
•foreign currency exchange rates, and
•stock prices.
Recent Developments and Prospects
In the fiscal year ended March 31, 2022, our business environment was impacted by various external events and their ramifications, including the emergence and spread of COVID-19 variants and subsequent reinstatement of restrictions on economic activity as well as market volatility globally. These developments have increased uncertainty in the environment in which we operate and may have an adverse impact on, among other things,
•net interest income, primarily due to lower interest rates in Japan or interest rate fluctuations in various markets, including the United States,
•fees and commissions income mainly due to decreases in the value of assets under custody or management, declines in customer investments or other transactions, or changes in consumer spending trends, as any of these negative factors may be exacerbated by, among other things, weakened appetite for investments or other transactions under uncertain or volatile market conditions or governmental restrictions on business activities,
•net investment securities losses primarily due to losses on sales of securities or a decline in the value of our securities portfolio,
•net equity in earnings of equity method affiliates if the financial performance of our equity method affiliates deteriorates,
•other income and expenses, including impairment losses on goodwill or other intangible assets, due to weaker business prospects and other factors causing deterioration in the business environment, and
•regulatory capital ratios due to, among other factors, an increase in risk-weighted assets such as loans and a decrease in the value of our equity securities portfolio.
In addition, there is a risk that we will have to recognize credit losses if there is a further deterioration in the credit quality of our borrowers, including small and medium-sized enterprises to which we provided loans under temporary government financial assistance programs. In Japan, such program expired in March 2021, and there still remain outstanding loans provided under such government programs.
Currently, with some signs of normalization of economic activity, we expect the economy to be generally on a gradual recovering trend as economic activity resumes further. However, significant uncertainty remains in our business environment, including the impact of rising inflation concerns, changes in regulations and monetary policies, geopolitical conflicts and economic sanctions as well as pandemics. In addition, the impact of these and other developments as well as the pace and degree of economic recovery vary by country or region. We intend to continue to carefully monitor, and endeavor to effectively deal with, such events and risk factors. For more information, see “Item 3.D. Key Information—Risk Factors” as well as “Forward-Looking Statements".
General Economic Conditions
The global economy remained vulnerable to external events during the fiscal year ended March 31, 2022. Economic activity was starting to normalize thanks to vaccination and other government programs to combat the COVID-19 pandemic in many countries. On the other hand, the global economy came under stress caused by several waves of COVID-19 variants and inflationary pressures caused by recovering demand amid supply constraints. During the fourth quarter, economic instabilities increased due to the geopolitical developments in Ukraine and economic sanctions imposed on Russia particularly by major developed countries. Prices of commodities, including natural resources and grains, of which Russia and Ukraine are major producers, rapidly and significantly rose, increasing uncertainty global economic prospects and negatively affecting business and household sentiment globally.
Japan’s economy generally followed the global economic trends, showing a mixture of negative and positive trends, during the fiscal year ended March 31, 2022. Japan’s real gross domestic product, or GDP, grew by 0.5% for the quarter ended June 30, 2021, contracted by 0.7% for the quarter ended September 30, 2021, grew by 0.9% for the quarter ended December 31, 2021, and contracted by 0.2% for the quarter ended March 31, 2022 on a quarter-on-quarter basis. These fluctuations mainly reflected the impact of the government's measures implemented to contain COVID-19 infections at times when the infection rate was rising and those implemented to normalize economic activity while controlling the infection when the infection rate was lower. On a year-on-year basis, Japan’s real GDP grew by 7.3% for the quarter ended June 30, 2021, 1.2% for the quarter ended September 30, 2021, 0.4% for the quarter ended December 31, 2021, and 0.2% for the quarter ended March 31, 2022. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.9% and positive 0.5% on a month-on-month basis and between negative 1.1% and positive 1.2% on a year-over-year basis during the fiscal year ended March 31, 2022. The unemployment rate in Japan remained low while slightly increasing to 2.9% in June 2021and subsequently decreasing to 2.6% in March 2022. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2021 and March 2022 was 5,916, a 19.1%% decrease from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the fiscal year ended March 31, 2022 were ¥1,183 billion, a decrease of 2.8%% from the previous fiscal year. The Japanese economy remains subject to the impact of the COVID-19 pandemic, instabilities resulting from the geopolitical developments in Ukraine, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, inflation concerns, downward pressure on private consumption, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy generally underwent upward trends during the fiscal year ended March 31, 2022, with U.S. real GDP growing by 6.7% for the quarter ended June 30, 2021, 2.3% for the quarter ended September 30, 2021, and 6.9% for the quarter ended December 31, 2021, and contracting 1.4% for the quarter ended March 31, 2022, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP grew by 12.2% for the quarter ended June 30, 2021, 4.9% for the quarter ended September 30, 2021, 5.5% for the quarter ended December 31, 2021 and 3.6% for the quarter ended March 31, 2022. The unemployment rate declined to 3.6% in March 2022, from 6.0% in March 2021. The long-term prospects of the U.S. economy remain uncertain in light of the impact of the COVID-19 pandemic, instabilities resulting from the geopolitical developments in Ukraine, the 2022 mid-term congressional elections, and the government’s economic, monetary, trade and foreign relations policies, and various other factors.
The Eurozone economy also grew modestly during the fiscal year ended March 31, 2022, with Eurozone real GDP growing by 2.2% for the quarter ended June 30, 2021, 2.2% for the quarter ended September 30, 2021, 0.3% for the quarter ended December 31, 2021, and 0.3% for the quarter ended March 31, 2022, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP grew by 14.6% for the quarter ended June 30, 2021, 4.1% for the quarter ended September 30, 2021, 4.7% for the quarter ended December 31, 2021, and 5.1% for the quarter ended March 31, 2022. The unemployment rate in the Eurozone declined to 6.8% in March 2022, from 8.2% in March 2021. The Eurozone economy remains subject to various uncertainties, including the impact of the COVID-19 pandemic, instabilities resulting from the geopolitical developments in Ukraine, the process and ramifications of the United Kingdom’s withdrawal from the European Union, concerns over Italy’s fiscal policy and health, and other factors.
In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved but the economic growth remained relatively modest during the fiscal year ended March 31, 2022. The economic conditions of these regions remain subject to various uncertainties, including the impact of the COVID-19 pandemic and fluctuations in the global and local economies as well as geopolitical developments.
Interest Rates
Interest rates remained at historical low levels in Japan under the Bank of Japan’s monetary policy. The yield on 10-year Japanese government bonds fluctuated between 0.006% and 0.252% during the fiscal year ended March 31, 2022. The Bank of Japan has maintained its quantitative and qualitative monetary easing policy with yield curve control currently applying a negative interest rate of minus 0.1% to the "Policy-Rate Balances," which are a part of current account amounts held by financial institutions at the Bank of Japan, and aiming to keep the yield of 10-year Japanese government bonds around zero percent, and with exchange-traded fund, bond and commercial paper purchase programs. The Bank of Japan has announced its intent to retain its monetary easing policy until such time as the 2% CPI inflation target is achieved and maintained in a stable manner, while terminating some of its COVID-19 emergency measures such as (a)interest-free fund-provisioning against corporate and household debt pledged as collateral and (b)the expanded cap on the balance of purchased commercial paper and corporate debt at the end of March 2022 as scheduled.
In the United States, since the Federal Open Market Committee meeting in March 2022, the Committee has continued to raise the target range for the federal funds rate in light of, among other factors, inflated inflation. The Committee also began reducing its holdings of Treasury securities and agency debt and agency mortgage-backed securities in June 2022. Following the meeting in June 2022, the Committee decided to raise the target range for the federal funds rate to 1.50% to 1.75% and anticipated that ongoing increase in the target range would be appropriate. Also, the Committee announced that the current median projection by FRB members for the federal funds rate at the end of calendar year 2022 is 3.4%. The 10-year U.S. Treasury bond yield increased from 1.742% at the end of March 2021 to 2.341% at the end of March 2022, while fluctuating between 1.173% and 2.477% during the period. The yield currently fluctuates between 3.0% and 3.4%.
Foreign Currency Exchange Rates
The Japanese yen depreciated against the U.S. dollar from ¥110.71 to the U.S. dollar as of March 31, 2021 to ¥122.39 to the U.S. dollar as of March 31, 2022. The Japanese yen has been fluctuating between around ¥120 and ¥140 to the U.S. dollar since April 2022.

The Japanese yen was on a generally depreciating trend against the euro during the fiscal year ended March 31, 2022, with the exchange rate being ¥136.70 to the euro as of March 31, 2022 compared to ¥129.80 to the euro as of March 31, 2021. The Japanese yen has been fluctuating between around ¥130 and ¥145 to the euro since April 2022.
The Japanese yen was on a generally depreciating trend against the Thai baht during the fiscal year ended March 31, 2022, with the exchange rate being ¥3.68 to the Thai baht as of March 31, 2022 compared to ¥3.54 to the Thai baht as of March 31, 2021. The Japanese yen has been fluctuating between ¥3.65 and ¥3.90 to the Thai baht since April 2022.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥29,178.80 on March 31, 2021 to ¥27,821.43 on March 31, 2022. The closing price of the Nikkei Stock Average reached ¥30,467.75, the highest closing price since August 1990, on February 16, 2021. The closing price of the Nikkei Stock Average has since risen and has been fluctuating between ¥26,000 and ¥27,000.
Recent Developments
During the fiscal year ended March 31, 2022, we engaged in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and streamline our group companies. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including significant inflationary price trends, geographical conflicts, the COVID-19 pandemic, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our medium-term business plan for the three years ending in the fiscal year ending March 31, 2024, we aim to leverage our financial and digital strengths to provide value to our stakeholders around the world.
Implementation of Share Repurchase Programs and Cancellation of Treasury Shares
During November 2021 and March 2022, we repurchased 225,408,800 shares of our common stock for ¥149,999,964,992 under a share repurchase program that was adopted in November 2021 and completed in March 2022. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 300,000,000 shares of our common stock and ¥150.0 billion between November 2021 and March 2022. The repurchase shares are held in treasury. We also cancelled 300,000,000 shares of treasury shares on November 30, 2021.
On May 16, 2022, the Board of Directors approved a share repurchase program under which we are authorized to repurchase up to the lesser of 600,000,000 shares of our common stock and ¥300.0 billion between May 17, 2022 and November 11, 2022. Under the program, we have repurchased an aggregate of 105,461,600 shares for ¥77,752,896,894 as of June 30, 2022. We plan to cancel all of the shares repurchased under this program on November 30, 2022.
We intend to agilely engage in repurchases of shares of our own stock as a means to return profits to shareholders and improve capital efficiency, taking into account our business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, we intend to cancel treasury shares to the extent that such shares exceed approximately 5% of our total issued shares (including treasury shares).
Issuances and Repurchases of TLAC Eligible Senior Debt Securities
During the fiscal year ended March 31, 2022, we issued €0.5 billion, or ¥68.4 billion, $11.3 billion, or ¥1,383.0 billion, and ¥100.0 billion aggregate principal amount of external TLAC eligible senior debt securities. In April 2022, we issued $2.0 billion, or ¥249.3 billion, aggregate principal amount of external TLAC eligible senior debt securities. In June 2022, we issued ¥120.0 billion and €1.75 billion, or ¥248.5 billion, aggregate principal amount of external TLAC eligible senior debt securities.
As of March 31, 2022, our external TLAC ratios were 18.23% on a risk-weighted assets basis and 9.23% on a leverage exposure basis. We are required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis as of the same date. See “—B. Liquidity and Capital Resources—Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”
Issuances of Basel III-Compliant Domestic Subordinated Bonds
In October 2021, we issued, in a public offering in Japan, ¥40.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator.
During and after the fiscal year ended March 31, 2022, we issued, in a public offering in Japan, ¥150.0 billion aggregate principal amount of unsecured subordinated term Tier 2 notes. We can be exempted from the obligation to pay principal and interest on the notes upon reaching the point of non-viability (PONV). According to the FSA’s approach, PONV will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan (“DIA”), confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
Agreement to Sell MUFG Union Bank and Invest in Shares of U.S. Bancorp
On September 21, 2021, MUFG and MUFG Bank announced an agreement to sell all shares of MUFG Union Bank (“MUB”), MUFG’s subsidiary owned through MUFG Americas Holdings (“MUAH”), to U.S. Bancorp (“USB”) (the “Share Transfer”) pursuant to a Share Purchase Agreement, dated as of September 21, 2021, by and among MUFG, MUAH and USB (as amended, supplemented and modified from time to time, the “Share Purchase Agreement”). The MUB businesses that MUFG will transfer to USB through the Share Transfer exclude MUB’s Global Corporate & Investment Banking (GCIB) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that will be retained by MUB), certain of MUB’s businesses to the extent related to the GCIB business, certain shared middle and back office functions and certain other assets and liabilities, which are planned to be transferred to MUFG Bank’s U.S. branches or its affiliates prior to the Share Transfer (collectively, the “Affiliate Transfer” and, together with the Share Transfer and related transactions contemplated by the Share Purchase Agreement, the “Transaction”). The completion of the Transaction is subject to certain conditions precedent, including the approval from relevant regulators.
Completion of the Transaction remains subject to the receipt of several regulatory approvals, including approvals from the Board of Governors of the Federal Reserve System, the Office of the OCC, the Federal Deposit Insurance Corporation and the Japanese Financial Services Agency, and the non-objection of the U.S. Department of Justice, Antitrust Division. MUFG and USB have been in active discussions with, and have provided information to, these regulatory agencies. Although no assurance can be given as to the receipt of, or timing of the receipt of, any regulatory approval, based on the current state of discussions, MUFG would expect the Closing Date to occur before December 31, 2022. MUFG plans to announce the planned Closing Date no less than 30 days prior to the Closing Date. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies and Our Major Investees—Unexpected changes in the planned sale of MUFG Union Bank may adversely affect our strategy, financial condition or operating results.”
For financial information on the impact of the expected transaction on our financial statements as of and for the fiscal year ended March 31, 2022, see Notes 1 and 2 to our consolidated financial statements.
Mitsubishi UFJ NICOS System Integration Plan
In April 2021, Mitsubishi UFJ NICOS announced a plan to integrate its credit card settlement systems that have been maintained separately for various credit card brands. Based on a fundamental review of its system integration plan in March 2019, Mitsubishi UFJ NICOS plans to integrate the systems currently used for the DC credit card brand and the NICOS credit card brand into the system currently used for the MUFG card brand. The plan has an estimated budget of approximately ¥140.0 billion through the end of calendar year 2030. The plan may be modified to flexibly respond to changes in the business environment.

A.Operating Results
The following discussion relates to our operating results for the fiscal years ended March 31, 2022 compared to our operating results for the fiscal year ended March 31, 2021, unless otherwise noted. For the discussion on our operating results for the fiscal year ended March 31, 2020, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2020 and 2021, please refer to “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results” in our annual report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on July 9, 2021.
Results of Operations

	Fiscal years ended March 31,
	2021	2022	% Change
	(in billions, except percentages)
Interest income	¥2,752.0	¥2,531.0	(8.0)%
Interest expense	747.9	560.4	(25.1)
Net interest income	2,004.1	1,970.6	(1.7)
Provision for credit losses	484.2	278.0	(42.6)
Non-interest income	3,157.7	1,394.8	(55.8)
Non-interest expense	3,069.3	3,146.1	2.5
Income (loss) before income tax expense (benefit)	1,608.3	(58.7)	(103.7)
Income tax expense (benefit)	444.9	(14.5)	(103.3)
Net income (loss) before attribution of noncontrolling interests	¥1,163.4	¥(44.2)	(103.8)%
Net income attributable to noncontrolling interests	46.1	39.1	(15.2)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥1,117.3	¥(83.3)	(107.5)%
We recorded net loss attributable to Mitsubishi UFJ Financial Group of ¥83.3 billion primarily due to a decrease in non-interest income reflecting the lower fair value of marketable equity securities and larger net losses on trading account securities mainly because of a rise in interest rates in the United States.
Net interest income decreased 1.7% mainly due to a decline in foreign interest income, particularly on foreign loans, as the average balance of, and the average interest rate on, such loans decreased. Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) decreased 0.02 percentage points to 0.72%.
Provision for credit losses decreased 42.6% mainly due to reversal of credit losses related to the loans in the business of MUFG Union Bank to be transferred to U.S. Bancorp following our decision to sell such business.
Non-interest income decreased 55.8% primarily for reasons discussed above while non-interest expense increased 2.5% primarily due to impairment of assets held for sale relating to the business of MUFG Union Bank to be transferred to U.S. Bancorp.

Net Interest Income

	Fiscal years ended March 31,
	2021			2022			% Change		Change
	Average balance(1)	Interest income (expense)	Average rate	Average balance(1)	Interest income (expense)	Average rate	Average balance(1)	Interest income (expense)	Average rate 2022 minus 2021 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥168,888.8	¥829.1	0.49%	¥175,474.0	¥825.6	0.47%	3.9%	(0.4)%	(0.02)
Foreign	100,027.7	1,922.9	1.92	100,705.1	1,705.4	1.69	0.7	(11.3)	(0.23)
Total	¥268,916.5	¥2,752.0	1.02%	¥276,179.1	¥2,531.0	0.92%	2.7%	(8.0)%	(0.10)
Financed by:
Interest-bearing liabilities:
Domestic	¥198,978.3	¥(283.2)	0.14%	¥211,839.0	¥(277.1)	0.13%	6.5%	(2.2)%	(0.01)
Foreign	66,934.7	(464.7)	0.69	67,920.5	(283.3)	0.42	1.5	(39.0)	(0.27)
Total	265,913.0	(747.9)	0.28	279,759.5	(560.4)	0.20	5.2	(25.1)	(0.08)
Non-interest-bearing liabilities (assets)	3,003.5		—	(3,580.4)		—	(219.2)		—
Total	¥268,916.5		0.28%	¥276,179.1		0.20%	2.7%		(0.08)
Net interest income and interest rate spread		¥2,004.1	0.74%		¥1,970.6	0.72%		(1.7)%	(0.02)
Net interest income as a percentage of total interest-earning assets			0.75%			0.71%			(0.04)
Effect of Volume and Rate Changes on Net Interest Income

	Fiscal Year Ended March 31, 2021 versus Fiscal Year Ended March 31, 2022
	Increase (decrease) due to changes in
	Volume(2)	Rate(2)	Net change
	(in millions)
Domestic	¥(21,948)	¥24,778	¥2,830
Foreign	(40,413)	4,070	(36,343)
Total	¥(62,361)	¥28,848	¥(33,513)

Notes:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages
(2)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
Net interest income decreased 1.7% primarily due to a decrease in net foreign interest income. Foreign interest income decreased due to the lower average volume of loans in overseas branches and subsidiaries of our commercial banking subsidiaries particularly in the United States. The average interest rate on foreign interest-earning assets decreased 0.23 percentage points, while the average interest rate on interest-bearing liabilities decreased 0.27 percentage points. However, the impact of the interest rate decrease on foreign interest income was larger than the impact of the interest rate decrease on foreign interest expense because the average balance of foreign interest-earning assets was approximately 1.5 times the average balance of foreign interest-bearing liabilities. Domestic interest income and interest expense remained at almost the same level as the prior fiscal year.

Provision for credit losses
We recorded ¥278.0 billion of provision for credit losses for the fiscal year ended March 31, 2022, compared to ¥484.2 billion of provision for credit losses for the previous fiscal year. Provision for credit losses decreased by ¥206.2 billion mainly due to reversal of credit losses in the MUFG Americas Holdings segment related to the loans in the business of MUFG Union Bank to be transferred to U.S. Bancorp, which were reclassified as loans held for sale as of March 31, 2022 and thus were not subject to credit loss allowance provisioning. However, the Commercial segment and the Krungsri segment were negatively impacted by the COVID-19 pandemic. In the Commercial segment, we also recorded a qualitative reserve for the previously unexpected changes relating to the Russia-Ukraine situation.
Non-Interest Income

	Fiscal years ended March 31,
	2021	2022	% Change
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥50.1	¥51.0	1.8%
Fees and commissions on remittances and transfers	165.3	157.2	(4.9)
Fees and commissions on foreign trading business	79.4	56.3	(29.0)
Fees and commissions on credit card business	199.6	207.1	3.7
Fees and commissions on security-related services	244.0	264.5	8.4
Fees and commissions on administration and management services for investment funds	235.5	286.6	21.7
Trust fees	125.7	133.3	6.1
Guarantee fees	43.9	45.9	4.5
Insurance commissions	42.1	42.4	0.6
Fees and commissions on real estate business	48.1	65.6	36.4
Other fees and commissions	293.6	349.0	18.9
Total	1,527.3	1,658.9	8.6
Foreign exchange gains—net	99.3	106.9	7.6
Trading account losses—net:
Net losses on interest rate and other derivative contracts	(429.6)	(102.1)	76.2
Net profits (losses) on trading account securities, excluding derivatives	19.2	(722.3)	N/M
Total	(410.4)	(824.4)	(100.9)
Investment securities gains (losses)—net:
Net gains (losses) on sales of available-for-sale debt securities	(6.5)	48.8	N/M
Impairment losses on available-for-sale debt securities	(0.6)	(47.3)	N/M
Net gains (losses) from marketable equity securities	1,454.9	(131.7)	(109.1)
Other	10.5	11.2	6.7
Total	1,458.3	(119.0)	(108.2)
Equity in earnings of equity method investees—net	355.7	436.6	22.7
Gains on sales of loans	17.9	16.6	(7.4)
Other non-interest income	109.6	119.2	8.8
Total non-interest income	¥3,157.7	¥1,394.8	(55.8)%
Non-interest income decreased mainly due to a decrease in net investment securities gains and larger net trading account losses, partially offset by an increase in fees and commissions income.

Fees and commissions income
Fees and commissions income increased slightly due to an increase in fees and commissions on administration and management services for investment funds, reflecting improved performance of the pension fund management business at our trust banking subsidiaries, an increase in fees and commissions on security-related business at our securities subsidiaries, and an increase in fees and commissions on real estate business at our trust banking subsidiaries. These increases were partially offset by decreases in our commercial banking subsidiaries' fees and commissions on remittances and transfers and fees and commissions on foreign trading business due to a decrease in volume of money transfers and foreign exchange trading activities.
Net foreign exchange gains (losses)

	Fiscal years ended March 31,
	2021	2022	% Change
	(in billions, except percentages)
Foreign exchange gains—net:
Net foreign exchange losses on derivative contracts	¥(79.6)	¥(44.7)	43.8%
Net foreign exchange losses on other than derivative contracts	(544.6)	(1,601.4)	(194.1)
Net foreign exchange gains related to the fair value option	723.5	1,753.0	142.3
Total	¥99.3	¥106.9	7.6%
Net foreign exchange gains (losses) consist of the following:
•Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes.
•Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.
•Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. See Note 31 to our consolidated financial statements.
Net foreign exchange gains for the fiscal year ended March 31, 2022 mainly reflected net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds as the Japanese yen depreciated against the U.S. dollar from ¥110.71 to the U.S. dollar as of March 31, 2021 to ¥122.39 to the U.S. dollar as of March 31, 2022, which represented a larger exchange rate fluctuation compared to the previous fiscal year when the Japanese yen depreciated against the U.S. dollar from ¥108.83 to the U.S. dollar as of March 31, 2020 to ¥110.71 to the U.S. dollar as of March 31, 2021. The gains on such securities for the fiscal year ended March 31, 2022 were substantially offset by larger net foreign exchange losses on other than derivative contracts reflecting the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of assets and liabilities of our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2021 and March 31, 2022.

Net trading account profits (losses)

	Fiscal years ended March 31,
	2021	2022	% Change
	(in billions, except percentages)
Trading account losses—net:
Net losses on interest rate and other derivative contracts
Interest rate contracts	¥70.1	¥50.9	(27.5)%
Equity contracts	(269.4)	(98.1)	63.6
Credit derivatives	(52.7)	(33.8)	35.7
Other	(177.6)	(21.1)	88.1
Total	¥(429.6)	¥(102.1)	76.2%
Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥389.4	¥262.3	(32.6)%
Trading account securities under the fair value option	(370.2)	(984.6)	(165.9)
Total	¥19.2	¥(722.3)	N/M
Total	¥(410.4)	¥(824.4)	(100.9)%
Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:
•trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and
•trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.
Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account losses for the fiscal year ended March 31, 2022.
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
Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:
•Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;
•Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions; and
•Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.
Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.
Net profits (losses) on trading account securities, excluding derivatives, consist of:
•Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.

•Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules.
Net trading account losses for the fiscal year ended March 31, 2022 mainly reflected net losses on trading account securities under the fair value option. During the quarter ended March 31, 2022, long-term U.S. interest rates gradually increased, and the fair value of trading account securities under the fair value option decreased at the end of March 2022. Net losses on equity contracts were mainly due to losses on equity swap contracts for hedging purposes at our commercial banking subsidiaries. These losses were partially offset by net gains on trading account securities which reflected generally higher and relatively stable price trends in domestic and U.S. stock markets.
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
Net investment securities losses were ¥119.0 billion for the fiscal year ended March 31, 2022, compared to net gains of ¥1,458.3 billion for the fiscal year ended March 31, 2021. This was mainly due to lower stock prices in Japan as of March 31, 2022 compared to the end of the previous fiscal year, with a gradually declining trend particularly towards the end of March 2022.
Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the fiscal year ended March 31, 2022 was ¥436.6 billion, compared to ¥355.7 billion for the previous fiscal year, reflecting higher earnings of our equity method investees, including Morgan Stanley.
Non-Interest Expense

	Fiscal years ended March 31,
	2021	2022	% Change
	(in billions, except percentages)
Salaries and employee benefits	¥1,253.5	¥1,277.4	1.9%
Occupancy expenses—net	178.1	165.3	(7.2)
Fees and commissions expenses	318.8	310.9	(2.5)
Outsourcing expenses, including data processing	298.8	318.0	6.4
Depreciation of premises and equipment	87.3	82.7	(5.3)
Amortization of intangible assets	250.1	261.0	4.4
Impairment of intangible assets	21.7	33.3	53.6
Insurance premiums, including deposit insurance	90.5	95.6	5.5
Communications	59.8	57.4	(4.1)
Taxes and public charges	97.8	99.7	1.9
Impairment of goodwill	147.6	—	(100.0)
Provision for (reversal of) off-balance sheet credit instruments	(56.7)	46.3	181.7
Impairment of assets held for sale	—	134.1	N/M
Other non-interest expenses	322.0	264.4	(17.9)
Total non-interest expense	¥3,069.3	¥3,146.1	2.5%
Non-interest expense increased 2.5% mainly due to impairment of assets held for sale relating to the business of MUFG Union Bank to be transferred to U.S. Bancorp and provision for off-balance sheet credit instruments, partially offset by decreases in impairment of goodwill and other non-interest expenses.

Impairment of goodwill
Impairment of goodwill decreased ¥147.6 billion to nil. The impairment loss recorded in the previous fiscal year reflected (a) decreases in the fair value of reporting units belonging to MUFG Americas Holdings below their carrying amounts in light of increases in observed market discount rates and (b) the impact of an intervening event due to negative changes in the economic environment triggered by COVID-19 for the three months ended March 31, 2020.
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
Provision for (Reversal of) off-balance sheet credit instruments
Provision for off-balance sheet credit instruments of ¥46.3 billion was recorded for the fiscal year ended March 31, 2022, compared to ¥56.7 billion of reversal of off-balance sheet credit instruments for the prior year. See “— B. Liquidity and Capital Resources — Loan Portfolio — Allowance for off-balance sheet credit instruments” for further information on the provision for off-balance sheet credit instruments for the fiscal year ended March 31, 2022.
Impairment of assets held for sale
Impairment loss of ¥134.1 billion was recognized for the fiscal year ended March 31, 2022 on the assets related to the business of MUFG Union Bank that are expected to be transferred to U.S. Bancorp, which assets were reclassified as assets held for sale as of March 31, 2022. See Notes 1 and 2 to our audited consolidated financial statements. Any further losses with respect to assets held for sale will be recognized up to the completion of the planned sale.
Other non-interest expenses
Other non-interest expenses decreased ¥57.6 billion to ¥264.4 billion due to the absence of the impairment losses on operating lease assets recorded at foreign branches of MUFG Bank for the prior fiscal year.

Income Tax Expense (Benefit)

	Fiscal years ended March 31,
	2021	2022	% Change
	(in billions, except percentages)
Income (loss) before income tax expense (benefit)	¥1,608.3	¥(58.7)	(103.7)%
Income tax expense (benefit)	444.9	(14.5)	(103.3)%
Effective income tax rate	27.7%	24.7%	—
Combined normal effective statutory tax rate	30.6%	30.6%	—

Reconciliation of Combined Normal Effective Statutory Tax Rate to Effective Income Tax Rate

	Fiscal years ended March 31,
	2021	2022	Net Change (percentage points)
Combined normal effective statutory tax rate	30.6%	30.6%	—
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.3	(12.0)	(12.3)
Impairment of goodwill	2.4	—	(2.4)
Foreign tax credit and payments	(0.9)	28.7	29.6
Lower tax rates applicable to income of subsidiaries	(1.0)	30.8	31.8
Change in valuation allowance	(0.9)	(90.1)	(89.2)
Nontaxable dividends received	(1.9)	85.1	87.0
Undistributed earnings of subsidiaries	—	(25.6)	(25.6)
Tax and interest expense for uncertainty in income taxes	(0.1)	(10.8)	(10.7)
Noncontrolling interest income (loss)	0.1	(0.7)	(0.8)
Effect of changes in tax laws	(0.1)	(2.4)	(2.3)
Expiration of loss carryforward	0.1	(7.0)	(7.1)
Other—net	(0.9)	(1.9)	(1.0)
Effective income tax rate	27.7%	24.7%	(3.0)
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for each of the fiscal years ended March 31, 2021 and 2022. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
Fiscal Year Ended March 31, 2022
The effective income tax rate for the fiscal year ended March 31, 2022 was 24.7%, which was 5.9 percentage points lower than the combined normal effective statutory rate of 30.6%. This lower effective income tax rate primarily reflected an addition of ¥47.4 billion of valuation allowance against deferred tax assets for certain subsidiaries, which resulted in an increase of ¥52.9 billion in income tax expense and a decrease of 90.1 percentage points in the effective income tax rate for the fiscal year ended March 31, 2022. The increase in valuation allowance includes recognition of valuation allowance related to the loss which is expected on the sale of the shares in MUFG Union Bank to U.S. Bancorp. This impact was partially offset by an increase of 85.1 percentage points in the effective income tax rate resulting from our receipt of nontaxable dividends, which resulted in a decrease of ¥50.0 billion in income tax expense for the fiscal year ended March 31, 2022, Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.
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

Net income attributable to noncontrolling interests
We recorded ¥39.1 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2022, compared to ¥46.1 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected a decrease in net income of certain consolidated VIEs.
Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income (loss) before income tax expense (benefit) shown on the consolidated statements of operations, see Note 29 to our consolidated financial statements. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, we have allocated reasonably allocable fixed assets of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit of such subsidiaries as of March 31, 2022. Accordingly, such fixed assets allocated to business groups are presented below.
We have reorganized our business groups (previously consisting of Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other) under our three-year medium-term business plan commencing on April 1, 2021, in light of changes in the business environment, including the digital shift in society. A new Digital Service Business Group was established on April 1, 2021 under the medium-term business plan mainly by separating the digital-based businesses that previously belonged to the Retail & Commercial Banking Business Group in an effort to better integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently, and we changed our reporting segments to the current segmentation based on the reorganized business groups. We have changed the method of allocation of net revenue and operating expenses among reporting segments mainly in connection with the establishment of the Digital Service Business Group.
In addition. we made modifications to our internal management accounting rules and practices, effective April 1, 2021, including adjustments relating to the interest rate on core deposits in the Retail & Commercial Banking Business Group under the medium-term business plan. The adjustments resulted in a decrease in net revenue in the Retail & Commercial Banking Business Group and a corresponding, offsetting increase of the same amount in net revenue in Other.
These changes had the following impact on our previously reported business segment information for the fiscal years ended March 31, 2020 and 2021:
•increasing the operating profits of the Global Corporate & Investment Banking Business Group, Other, and the Global Commercial Banking Business Group by ¥9.0 billion, ¥4.2 billion and ¥0.2 billion, respectively, for the fiscal year ended March 31, 2020,
•reducing the operating profits of the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥217.0 billion, ¥3.5 billion, ¥2.9 billion and ¥2.1billion, respectively, for the fiscal year ended March 31, 2020,
•increasing the operating profits of Other, the Global Corporate & Investment Banking Business Group, and the Global Commercial Banking Business Group by ¥15.6 billion, ¥5.1 billion and ¥2.0 billion, respectively, for the fiscal year ended March 31, 2021, and
•reducing the operating profits of the Retail & Commercial Banking Business Group, the Asset Management & Investor Services Business Group, the Global Markets Business Group and the Japanese Corporate & Investment Banking Business Group by ¥191.8 billion, ¥2.8 billion, ¥0.7 billion and ¥0.5billion, respectively, for the fiscal year ended March 31, 2021.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2020, 2021 and 2022.
For further information, see Note 29 to our consolidated financial statements.

	Customer Business
Fiscal year ended March 31, 2020	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥789.6	¥604.9	¥575.9	¥795.6	¥243.1	¥409.3	¥3,418.4	¥535.7	¥19.1	¥3,973.2
BK and TB(1):	282.7	422.7	444.8	(0.2)	94.8	294.3	1,539.1	311.8	21.7	1,872.6
Net interest income	253.6	189.8	188.6	0.6	2.5	128.6	763.7	125.4	35.8	924.9
Net fees	24.6	209.8	202.1	—	92.3	148.1	676.9	(16.1)	(55.4)	605.4
Other	4.5	23.1	54.1	(0.8)	—	17.6	98.5	202.5	41.3	342.3
Other than BK and TB	506.9	182.2	131.1	795.8	148.3	115.0	1,879.3	223.9	(2.6)	2,100.6
Operating expenses	578.4	532.3	331.1	564.3	173.9	258.9	2,438.9	235.8	124.4	2,799.1
Operating profit (loss)	¥211.2	¥72.6	¥244.8	¥231.3	¥69.2	¥150.4	¥979.5	¥299.9	¥(105.3)	¥1,174.1

Note:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2021	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥731.1	¥567.4	¥563.1	¥783.5	¥293.5	¥431.5	¥3,370.1	¥640.3	¥7.5	¥4,017.9
BK and TB(1):	258.4	373.8	451.5	1.0	99.5	274.4	1,458.6	386.3	32.9	1,877.8
Net interest income	223.6	165.8	187.0	1.6	5.5	138.3	721.8	212.3	37.3	971.4
Net fees	32.1	188.9	216.3	—	94.0	150.2	681.5	(4.5)	(70.7)	606.3
Other	2.7	19.1	48.2	(0.6)	—	(14.1)	55.3	178.5	66.3	300.1
Other than BK and TB	472.7	193.6	111.6	782.5	194.0	157.1	1,911.5	254.0	(25.4)	2,140.1
Operating expenses	559.6	500.2	323.0	507.3	212.9	269.9	2,372.9	240.2	157.8	2,770.9
Operating profit (loss)	¥171.5	¥67.2	¥240.1	¥276.2	¥80.6	¥161.6	¥997.2	¥400.1	¥(150.3)	¥1,247.0

Note:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Fiscal year ended March 31, 2022	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥727.0	¥600.6	¥620.6	¥781.4	¥348.9	¥527.2	¥3,605.7	¥427.0	¥27.2	¥4,059.9
BK and TB(1):	260.4	388.6	495.2	1.9	106.4	361.7	1,614.2	203.4	53.7	1,871.3
Net interest income	219.0	166.5	230.6	2.1	9.3	170.5	798.0	219.9	134.7	1,152.6
Net fees	38.4	201.3	211.6	—	97.1	189.0	737.4	(10.7)	(70.1)	656.6
Other	3.0	20.8	53.0	(0.2)	—	2.2	78.8	(5.8)	(10.9)	62.1
Other than BK and TB	466.6	212.0	125.4	779.5	242.5	165.5	1,991.5	223.6	(26.5)	2,188.6
Operating expenses	554.6	495.9	319.2	538.0	241.3	288.9	2,437.9	250.0	139.6	2,827.5
Operating profit (loss)	¥172.4	¥104.7	¥301.4	¥243.4	¥107.6	¥238.3	¥1,167.8	¥177.0	¥(112.4)	¥1,232.4
Fixed assets(2)	¥140.6	¥191.7	¥155.8	¥1.0	¥13.3	¥133.0	¥635.4	¥108.4	¥550.3	¥1,294.1

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and it corresponds to the U.S. GAAP amounts of premises and equipment-net, intangible assets-net and goodwill of MUFG Bank (on a stand-alone basis) and Mitsubishi UFJ Trust and Banking (on a stand-alone basis). Fixed assets of MUFG, other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,286.1 billion are not allocated to each business segment when determining the allocation of management resources and assessing performance, therefore such amounts are not included in the table above.
Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Digital Service Business Group—Covers digital-based non-face-to-face businesses servicing “mass-segment” customers, or retail customers and small and medium-sized enterprise customers, of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank in Japan. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement and consumer financing products and services.
Net revenue decreased mainly due to a decrease in interest income associated with mortgage loans because the lending spread on newly executed loans was lower than that on repaid loans. Money transfer revenue also decreased since money transfer fee rates were lowered following revisions of money transfer fee rates for inter-bank transactions and also because customers shifted to internet banking where money transfer fees are lower than those for money transfers through branches or ATMs. In addition, consumer finance business revenue decreased due to the adverse impact of the prolonged COVID-19 pandemic. The decrease in operating expenses was primarily due to measures implemented to optimize our branch network.
Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses. This business group mainly offers retail customers (with a strategic focus on high net-worth individuals) and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to domestic and foreign exchange settlement services and wealth management solutions, including asset management, asset and business succession transfer and real estate services.
Net revenue increased mainly due to an increase in investment product sales as well as strong performance of our real estate business, derivative solutions business and primary capital markets business. In addition, our domestic small and medium-sized enterprise lending spread improved slightly. Operating expenses decreased due to measures implemented to optimize staff utilization and restructure sales channels.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers.
Net revenue increased mainly due to an increase in loan interest income reflecting an improvement in our lending spread as well as an increase in income from primary market securities transactions, while the solutions business was stagnant. The decrease in operating expenses primarily resulted from expense control measures partially offset by the impact of foreign exchange translation on overseas expenses.

Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank, Krungsri and, PT Bank Danamon Indonesia, Tbk. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region. Its revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized corporate customers of MUFG Union Bank, Krungsri and Bank Danamon.
Net revenue decreased mainly due to the lower net interest income reflecting declines in the policy interest rates in the United States, Thailand and Indonesia as well as a decrease in the automobile loan balance of Bank Danamon. The increase in operating expenses primarily resulted from expenditures for system development and regulatory compliance.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers. Its net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds.
Net revenue increased primarily due to an increase in performance fees reflecting strong investment returns as well as an increase in fund administration revenue from bundled services to global investors. The increase in operating expenses primarily resulted from additional personnel expenses to support increased business, especially the global asset management business.
Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides large non-Japanese corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions.
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
Net revenue decreased mainly due to losses on sale of foreign bonds during the quarter ended March 31, 2022 when interest rates rose in the United States, a decrease in flow transactions in the customer business, and net losses in overseas securities subsidiaries. The increase in operating expense mainly reflected the impact of foreign exchange translation on overseas expenses.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.
Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Digital Service Business Group
Net revenue decreased mainly due to a decrease in revenue generated from deposited funds caused by declines in Japanese short-term interest rates and U.S. interest rates as well as a decrease in the volume of business, including the credit card and consumer finance businesses reflecting a significant decrease in consumer spending. The decrease in operating expenses primarily resulted from our cost reduction measures under the “Channel Strategy and Business Process Re-engineering” project pursuant to our previous medium-term business plan and a decrease in performance-linked expenses of Mitsubishi UFJ NICOS.
Retail & Commercial Banking Business Group
Net revenue decreased mainly due to a decrease in revenue generated from deposited funds caused by declines in U.S. interest rates and Japanese short-term interest rates as well as a decrease in money transfer revenue and foreign exchange revenue due to a slowdown of transaction activity requiring such banking services in the COVID-19 pandemic environment. The decrease in operating expenses primarily resulted from our cost reduction measures under the “Channel Strategy and Business Process Re-engineering” project pursuant to our previous medium-term business plan.

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
Global Commercial Banking Business Group
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
Global Corporate & Investment Banking Business Group
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

	Fiscal years ended March 31,
	2021	2022	% Change
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥3,348.7	¥2,160.5	(35.5)%
Foreign:
United States of America	741.1	500.6	(32.5)
Europe	356.1	67.7	(81.0)
Asia/Oceania excluding Japan	1,134.3	975.3	(14.0)
Other areas(1)	329.6	221.6	(32.8)
Total foreign	2,561.1	1,765.2	(31.1)
Total	¥5,909.8	¥3,925.7	(33.6)%
Income (loss) before income tax expense (benefit):
Domestic	¥1,032.4	¥(38.1)	(103.7)%
Foreign:
United States of America	27.7	(166.0)	(699.3)
Europe	92.4	(244.0)	(364.1)
Asia/Oceania excluding Japan	244.7	249.3	1.9
Other areas(1)	211.1	140.1	(33.6)
Total foreign	575.9	(20.6)	(103.6)
Total	¥1,608.3	¥(58.7)	(103.7)%
Net income (loss) attributable to Mitsubishi UFJ Financial Group:
Domestic	¥627.1	¥(7.4)	(101.2)%
Foreign:
United States of America	(231.1)	(498.2)	115.6
Europe	74.2	(344.0)	(563.6)
Asia/Oceania excluding Japan	366.9	506.6	38.1
Other areas(1)	280.2	259.7	(7.3)
Total foreign	490.2	(75.9)	(115.5)
Total	¥1,117.3	¥(83.3)	(107.5)%

Note:
(1)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
Domestic net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2022 was ¥7.4 billion compared to net income of ¥627.1 billion for the fiscal year ended March 31, 2021. This was primarily due to net losses from marketable equity securities for the fiscal year ended March 31, 2022, compared to net gains from such securities for the prior fiscal year, reflecting lower stock prices in Japan as of March 31, 2022, compared to the end of the previous fiscal year, with a gradually declining trend particularly in the latter half of the fiscal year ended March 31, 2022.
Foreign net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2022 was ¥75.9 billion compared to net income of ¥490.2 billion for the fiscal year ended March 31, 2021. This was mainly due to net trading account losses, primarily reflecting net losses on trading account securities under the fair value option mainly in the United States and Europe. During the quarter ended March 31, 2022, long-term interest rates in the United States and Europe gradually increased, and the fair value of trading account securities under the fair value option decreased at the end of March 2022.

Effect of Change in Exchange Rates on Foreign Currency Translation
The average exchange rate for the fiscal year ended March 31, 2022 was ¥112.38 per US$1.00, compared to the average exchange rate of ¥106.06 per US$1.00 for the previous fiscal year. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2021 was ¥109.80 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2020 of ¥106.82 per US$1.00.
The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by ¥91.6 billion, net interest income by ¥59.6 billion and income before income tax expense by ¥19.8 billion, respectively, for the fiscal year ended March 31, 2022.
B.Liquidity and Capital Resources
Financial Condition
The assets and liabilities related to the business of MUFG Union Bank that are expected to be transferred to U.S. Bancorp were reclassified as assets held for sale and liabilities held for sale and were included in Other assets and Other liabilities, respectively, as of March 31, 2022. As of the same date, such assets were ¥11,621.6 billion consisting of ¥6,561.3 billion of loans, net of allowance for credit losses, ¥3,188.3 billion of investment securities, ¥1,110.6 billion of interest-earning deposits in other banks, and ¥761.4 billion of other assets, and such liabilities were ¥11,157.7 billion consisting of ¥10,448.5 billion of deposits and ¥709.2 billion of other liabilities. Losses resulting from valuation of such assets were recognized as expense in the fiscal year ended March 31, 2022, while any gains are not recognized until the date of the sale. See Notes 1 and 2 to our consolidated financial statements.
For information on our off-balance sheet arrangements, see Note 24 to our consolidated financial statements, and for information on our contractual obligations, see Notes 10 and 12 to our consolidated financial statements.
Total Assets
Our total assets as of March 31, 2022 were ¥367,650.0 billion, an increase of ¥13,825.4 billion from ¥353,824.6 billion as of March 31, 2021. The increase in total domestic assets was mainly due to a ¥5,419.3 billion increase in interest-earning deposits in other banks and a ¥1,034.9 billion increase in cash and due from banks in Japan. The increase in total foreign assets was mainly due to a ¥2,398.6 billion increase in loans, net of allowance for credit losses, with the loans related to the business of MUFG Union Bank to be transferred to U.S. Bancorp reclassified as loans held for assets.

	As of March 31,
	2021	2022	% Change
	(in billions, except percentages)
Japan	¥240,603.9	¥246,637.1	2.5%
Foreign(1):
United States	49,478.9	54,576.6	10.3
Europe	21,126.6	22,319.4	5.6
Asia/Oceania excluding Japan	31,368.4	31,909.3	1.7
Other areas(2)	11,246.8	12,207.6	8.5
Total foreign	113,220.7	121,012.9	6.9
Total	¥353,824.6	¥367,650.0	3.9%

Notes:
(1)Foreign assets are denominated primarily in the U.S. dollar. Geographic regions are based principally on the domicile of the obligors.
(2)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses by class. We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other based on the grouping to determine the allowance for credit losses. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk. The Domestic Commercial segment includes commercial loans to borrowers in Japan, and the Foreign Commercial segment includes commercial loans other than those included in the Domestic Commercial, MUFG Americas Holdings, Krungsri and Other segments. The Residential segment includes housing loans to borrowers in Japan, and the Card segment includes consumer loans to borrowers in

Japan. The MUFG Americas Holdings segment includes loans held by subsidiaries of MUFG Americas Holdings, and the Krugsri segment includes loans held by Krungsri and its subsidiaries. The Other segment consists primarily of Bank Danamon.
The loan balance of the MUFG Americas Holdings segment as of March 31, 2022 does not include the loans held for sale related to the business of MUFG Union Bank to be transferred to U.S. Bancorp. Such loans are not subject to valuation for allowance for credit losses

	As of March 31,
	2021	2022	% Change
	(in billions, except percentages)
Commercial
Domestic	¥54,680.9	¥54,044.7	(1.2)%
Foreign	31,486.9	34,980.2	11.1
Residential	13,182.8	13,301.5	0.9
Card	502.2	464.3	(7.6)
MUFG Americas Holdings	8,583.6	2,813.0	(67.2)
Krungsri	6,604.6	6,822.8	3.3
Other	986.7	1,045.1	5.9
Total(1)	116,027.7	113,471.6	(2.2)
Unearned income, unamortized premium—net and deferred loan fees—net	(308.8)	(322.2)	4.4
Total(1)	¥115,718.9	¥113,149.4	(2.2)%

Note:
(1)The above table includes loans held for sale of ¥353.1 billion and ¥514.1 billion as of March 31, 2021 and 2022, respectively, which are carried at the lower of cost or fair value, but excludes the loans held for sale related to the business of MUFG Union Bank to be transferred to U.S. Bancorp as of March 31, 2022.
As of March 31, 2022, our total loan balance decreased 2.2% compared to March 31 2021, and our total loans accounted for 30.8% of total assets as of March 31, 2022, compared to 32.7% as of March 31, 2021. Our domestic commercial loan balance decreased mainly due to repayment of loans, particularly short-term loans, after the outstanding balance of such loans increased in the previous fiscal year due to heightened financing needs in the COVID-19 pandemic environment. Our foreign commercial loan balance increased mainly due to increased funding needs of customers with economic activity gradually resuming as COVID-19 pandemic-related restrictions began to ease particularly towards the end of the fiscal year ended March 31, 2022. The decrease in the MUFG Americas Holdings segment reflected the reclassification of the loans related to the business of MUFG Union Bank to be transferred to U.S Bancorp as assets held for sale, which are included in Other assets, as of March 31, 2022. As of March 31, 2022, loans, off-balance sheet credit instruments and due from banks held in relation to borrowers and counterparties that are subject to Russia country risk monitoring in accordance with our internal credit management policy amounted to approximately ¥0.29 trillion on a gross basis before taking into account any allowances.

Credit quality indicator

	As of March 31,
	2021	2022	% Change
	(in billions, except percentages)(1)
Commercial	¥85,925.5	¥88,581.7	3.1%
Domestic	54,633.2	53,975.4	(1.2)
Normal	52,580.4	51,999.4	(1.1)
Close Watch	1,806.7	1,559.4	(13.7)
Likely to become Bankrupt or Legally/Virtually Bankrupt	246.1	416.6	69.3
Foreign	31,292.3	34,606.3	10.6
Normal	30,249.2	33,602.5	11.1
Close Watch	788.9	783.7	(0.7)
Likely to become Bankrupt or Legally/Virtually Bankrupt	254.2	220.1	(13.4)
Residential	¥13,182.8	¥13,301.5	0.9%
Accrual	13,116.6	13,246.6	1.0
Nonaccrual	66.2	54.9	(17.2)
Card	¥479.3	¥464.3	(3.1)%
Accrual	419.1	401.7	(4.2)
Nonaccrual	60.2	62.6	4.0
MUFG Americas Holdings	¥8,495.8	¥2,742.1	(67.7)%
Credit Quality Based on the Number of Delinquencies
Accrual	3,260.9	—	N/M
Nonaccrual	19.0	—	N/M
Credit Quality Based on Internal Credit Ratings
Pass	4,807.7	2,635.4	(45.2)
Special Mention	216.9	65.8	(69.7)
Classified	191.3	40.9	(78.6)
Krungsri	¥6,604.6	¥6,822.8	3.3%
Performing	5,939.4	6,147.3	3.5
Under-Performing	503.9	509.7	1.2
Non-Performing	161.3	165.8	2.8
Other	¥986.7	¥1,045.1	5.9%
Accrual	960.1	1,018.5	6.1
Nonaccrual	26.6	26.6	0.2

Note:
(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
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
Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are troubled debt restructuring or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”
The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and the Other segment as well as consumer loans within the MUFG Americas Holdings segment. The accrual status of these loans is determined based on the number of delinquent payments.
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
Loans within the Krungsri segment are categorized as Performing, Under-Performing or Non-Performing based on their delinquency status. Loans categorized as Under-Performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans that are 30 days or more past due. Loans categorized as Non-Performing generally represent those that are 90 days or more past due.
For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators are generally based on information as of December 31.

Allowance for credit losses

Fiscal year ended March 31, 2021:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥482.3	¥34.7	¥35.2	¥59.0	¥169.6	¥28.7	¥809.5
Effect of adopting new guidance on measurement of credit losses on financial instruments(2)	83.8	49.5	14.2	25.0	118.4	32.8	323.7
Provision for credit losses	235.6	1.4	17.9	90.1	90.1	49.1	484.2
Charge-offs	77.9	2.7	24.6	40.4	93.2	51.7	290.5
Recoveries collected	9.3	0.0	1.5	4.4	23.4	6.5	45.1
Net charge-offs	68.6	2.7	23.1	36.0	69.8	45.2	245.4
Other(1)	1.5	—	—	(6.3)	(14.9)	(3.9)	(23.6)
Balance at end of fiscal year	¥734.6	¥82.9	¥44.2	¥131.8	¥293.4	¥61.5	¥1,348.4

Fiscal year ended March 31, 2022:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥734.6	¥82.9	¥44.2	¥131.8	¥293.4	¥61.5	¥1,348.4
Provision for (reversal of) credit losses	236.6	(10.9)	15.5	(101.1)	90.5	47.4	278.0
Charge-offs	57.8	2.1	20.2	19.2	83.5	55.2	238.0
Recoveries collected	11.8	—	1.3	9.5	22.9	13.2	58.7
Net charge-offs	46.0	2.1	18.9	9.7	60.6	42.0	179.3
Other(1)	8.8	—	—	9.4	(0.9)	6.3	23.6
Balance at end of fiscal year	¥934.0	¥69.9	¥40.8	¥30.4	¥322.4	¥73.2	¥1,470.7

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)See Note 1 (Accounting Changes) to our consolidated financial statements for more information.
We recorded ¥278.0 billion of provision for credit losses for the fiscal year ended March 31, 2022, compared to ¥484.2 billion of provision for credit losses for the previous fiscal year. Our total allowance for credit losses as of March 31, 2022 was ¥1,470.7 billion, an increase of ¥122.3 billion from ¥1,348.4 billion as of March 31, 2021. The total allowance for credit losses represented 1.30% of the total loan balance as of March 31, 2022, compared to 1.17% as of March 31, 2021.
Provision for credit losses for the fiscal year ended March 31, 2022 decreased by ¥206.2 billion compared to the previous fiscal year, mainly reflecting the reversal of credit losses in the MUFG Americas Holdings segment.
Significant trends in our portfolio segments are discussed below.
Commercial segment—We recorded ¥236.6 billion of provision for credit losses for the fiscal year ended March 31, 2022, compared to ¥235.6 billion of provision for credit losses for the previous fiscal year. The provision for credit losses for the fiscal year ended March 31, 2022 was primarily due to deterioration in the business performance of some large borrowers affected by, among other things, supply chain disruptions and the COVID-19 pandemic and a qualitative reserve of ¥109.9 billion recorded for the sudden changes relating to the Russia-Ukraine situation. The ratio of loans classified as Close Watch to total loans in the segment decreased to 2.65% as of March 31, 2022 from 3.02% as of March 31, 2021. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment increased to 0.72% as of March 31, 2022 from 0.58% as of March 31, 2021. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 1.05% as of March 31, 2022 from 0.85% as of March 31, 2021.
MUFG Americas Holdings segment—We recorded ¥101.1 billion of reversal of credit losses for the fiscal year ended March 31, 2022, compared to ¥90.1 billion of provision for credit losses for the previous fiscal year. The reversal of credit losses for the fiscal year ended March 31, 2022 primarily related to the loans in the business of MUFG Union Bank to be transferred to U.S. Bancorp which were reclassified as loans held for sale as of March 31, 2022 and thus were not subject to credit loss allowance provisioning. The reversal of credit losses was also attributable to improvements in the credit quality of borrowers in some industry sectors, such as the commercial real estate sector, which had previously been affected adversely by the COVID-19 pandemic. The ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment decreased to 3.89% as of March 31, 2022 from 5.03% as of March 31, 2021. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 1.11% as of March 31, 2022 from 1.55% as of March 31, 2021.
Krungsri segment—We recorded ¥90.5 billion of provision for credit losses for the fiscal year ended March 31, 2022, compared to ¥90.1 billion of provision for credit losses for the previous fiscal year. The provision recorded for the fiscal year ended March 31, 2022 reflected the negative impact of the COVID-19 pandemic on our small and medium-sized enterprise loan portfolio and retail, including automobile and mortgage, loan portfolio. The ratio of loans classified as Under-Performing or below to total loans in the segment decreased to 9.90% as of March 31, 2022 from 10.07% as of March 31, 2021. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 4.73% as of March 31, 2022 from 4.44% as of March 31, 2021.
We adopted the new guidance on measurement of credit losses on financial instruments on April 1, 2020. The new guidance replaced the incurred losses impairment methodology applied under the previous standard with a current expected credit loss model where adjustments are made to our allowance for credit losses based on management’s current estimate of expected credit losses on loans by considering a broader range of reasonable and supportable information, including macroeconomic variables such as GDP growth and unemployment rates, to estimate credit losses. In the immediately above tables, the “effect of adopting the new guidance on measurement of credit losses on financial instruments” represents the effect of application of the new guidance to our loan portfolio as of April 1, 2020, and the “provision for (reversal of) credit losses” for the fiscal year ended March 31, 2021 and 2022 represents the amount of provision for, or reversal of, credit losses recorded under the new guidance for each period. Provision for credit losses for the fiscal year ended March 31, 2021 and 2022 mainly reflected management’s consideration of, among other information, the expected impact of the COVID-19 pandemic on our loan portfolio as well as the impact of extensions of measurement periods used in our loss-forecasting models under the new guidance. For more information on the new guidance, see Notes 1 and 4 to our consolidated financial statements.
When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of operations to maintain the allowance for credit losses at a level management deems appropriate. We have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Credit Risk—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.”
Allowance policy
We apply the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information under Accounting Standards Codification 326 Financial Instruments - Credit Losses, to estimate credit losses. For more information on this guidance, see Note 1 to our consolidated financial statements.
We maintain an allowance for credit losses to absorb expected losses on the loan portfolio. We have divided our allowance for credit losses into six portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri and Other. Our allowance policy for the major portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri—is summarized below.
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
For the Commercial, MUFG Americas Holdings and Krungsri segments, our allowance for credit losses represents an estimate of the credit losses that are expected over the life of the financial instrument or exposure and is recognized by incorporating relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses primarily consists of (1) an allowance for loans measured on a collective basis, when similar risk characteristics exist, and (2) an allowance for loans measured on an individual basis, for loans that do not share similar risk characteristics. Expected losses are calculated using quantitative models that incorporate historical loss information and economic forecast scenarios and qualitative adjustments are also implemented to account for the risks that are not adequately captured in the quantitative model or economic forecasting assumptions. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements and “—E. Critical Accounting Estimates—Allowance for Credit Losses” below.
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
The allowance for credit losses on off-balance sheet credit instruments was ¥126.1 billion as of March 31, 2022, an increase of ¥42.5 billion from ¥83.6 billion as of March 31, 2021. The increase was primarily due to a qualitative reserve of ¥30.0 billion recorded for the sudden changes relating to the Russia-Ukraine situation.
Nonaccrual loans
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, Krungsri and Other segments, and six months or more with respect to loans within the Residential segment.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

	As of March 31,
	2021	2022	% Change
	(in billions, except percentages)
Commercial	¥824.0	¥858.3	4.2%
Domestic	565.6	633.7	12.0
Foreign	258.4	224.6	(13.1)
Residential	68.0	56.2	(17.4)
Card	60.2	62.6	4.0
MUFG Americas Holdings	73.7	15.3	(79.2)
Krungsri	161.3	165.8	2.8
Other	26.6	26.6	0.2
Total(1)	¥1,213.8	¥1,184.8	(2.4)%

Note:
(1)The above table does not include loans held for sale of ¥8.6 billion and ¥7.9 billion as of March 31, 2021 and 2022, respectively, and does not include the loans held for sale related to the business of MUFG Union Bank to be transferred to U.S. Bancorp as of March 31, 2022.
Nonaccrual loans in the Domestic Commercial segment increased ¥68.1 billion between March 31, 2021 and March 31, 2022, mainly due to deterioration in the business performance of some large borrowers due to supply chain disruptions resulting from the COVID-19 pandemic. In the MUFG Americas Holdings segment, nonaccrual loans decreased ¥58.4 billion mainly due to the reclassification of the loans related to the business of MUFG Union Bank to be transferred to U.S. Bancorp. In addition, this decrease also reflected improvements in the economic environment in the United States.
Investment Portfolio
Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 61.5% as of March 31, 2022, which was almost unchanged from 61.6% as of March 31, 2021. Investment securities decreased 2.5% as of March 31, 2022, compared to March 31, 2021, mainly due to a decrease in our holdings of residential mortgage-backed securities and commercial mortgage-backed securities as a result of reclassification of those assets related to the business of MUFG Union Bank to be transferred to U.S. Bancorp from investment securities to assets held for sale included in Other assets, and a decrease in our holdings of foreign government and official institution bonds in order to manage interest rate risk particularly during the quarter ended March 31, 2022 when interest rates rose globally. We also hold Japanese government bonds that are classified as held-to-maturity debt securities, which accounted for 3.2% of the total investment securities as of March 31, 2022.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2021 and 2022, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In May 2022, we announced that we have increased our target to reduce the balance of equity securities held for strategic purposes on an acquisition cost basis to ¥500.0 billion within the three years ending March 31, 2024. During the fiscal year ended March 31, 2022, we sold down approximately ¥169.0 billion of equity securities held in our strategic equity investment portfolio on an acquisition cost basis. However, various factors, including market conditions and changes, may affect the amount of equity securities we should sell and our ability to achieve the target as planned. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio.
Debt Securities

	As of March 31,
	2021			2022			% Change
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese government and Japanese government agency bonds	¥35,166.2	¥35,273.2	¥107.0	¥34,383.1	¥34,327.8	¥(55.3)	(2.2)%	(2.7)%	(151.8)%
Japanese prefectural and municipal bonds	3,719.2	3,731.5	12.3	4,154.5	4,146.1	(8.4)	11.7	11.1	(167.6)
Foreign government and official institution bonds	2,854.0	2,927.0	73.0	2,671.8	2,631.3	(40.5)	(6.4)	(10.1)	(155.5)
Corporate bonds	1,123.3	1,134.3	11.0	1,081.6	1,090.1	8.5	(3.7)	(3.9)	(22.5)
Mortgage-backed securities	1,895.0	1,931.6	36.6	900.8	900.5	(0.3)	(52.5)	(53.4)	(101.1)
Asset-backed securities	1,373.5	1,384.5	11.0	1,547.1	1,588.4	41.3	12.6	14.7	274.5
Commercial paper	564.1	564.1	0.0	1,010.6	1,010.6	0.0	79.2	79.2	15.4
Other debt securities	168.5	171.6	3.1	104.9	103.6	(1.3)	(37.8)	(39.6)	(142.3)
Total available-for-sale debt securities	¥46,863.8	¥47,117.8	¥254.0	¥45,854.4	¥45,798.4	¥(56.0)	(2.2)%	(2.8)%	(122.0)%
Held-to-maturity debt securities(1)	¥3,903.8	¥3,939.1	¥35.3	¥4,595.1	¥4,606.3	¥11.2	17.7%	16.9%	(68.4)%

Note:
(1)See Note 3 to our consolidated financial statements for more details.
Net unrealized gains on available-for-sale debt securities decreased 122.0% primarily due to decreases in net unrealized gains on Japanese government and Japanese government agency bonds, foreign government and official institution bonds, and mortgage-backed securities. Net unrealized gains on Japanese government and Japanese government agency bonds decreased resulting in net unrealized losses because interest rates on Japanese government bonds were higher at the end of March 2022 compared to the end of March 2021. Net unrealized gains on foreign government and official institution bonds decreased resulting in net unrealized losses because interest rates in the United States were higher at the end of March 2022 compared to the end of March 2021. Net unrealized gains on mortgage-backed securities in MUFG Americas Holdings decreased resulting in net unrealized losses. Those securities were reclassified as assets held for sale and transferred to securities available-for-sale as of March 31, 2022. In addition, interest rates in the United States were higher at the end of December 2021 compared to the end of December 2020.
The amortized cost of available-for-sale debt securities decreased 2.2% mainly due to a 2.2% decrease in Japanese government and Japanese government agency bonds, a 6.4% decrease in foreign government and official institution bonds, and a 52.5% decrease in mortgage-backed securities. These decreases were partially offset by increases in our holdings of commercial paper and Japanese prefectural and municipal bonds.

Equity Securities

	As of March 31,
	2021	2022	% Change
	(in billions, except percentages)
Marketable equity securities	¥5,759.5	¥4,986.1	(13.4)%
Nonmarketable equity securities:
Unlisted preferred securities(1)	159.3	81.1	(49.1)
Other(2)	258.5	299.1	15.7
Investment securities held by investment companies and brokers and dealers(3)	45.6	55.9	22.6
Total	¥6,222.9	¥5,422.2	(12.9)%

Notes:
(1)These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, and other unlisted preferred securities issued by several public companies. Those securities are primarily carried at cost.
(2)These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.
Equity securities decreased 12.9% mainly because marketable equity securities decreased due to sales of equity securities held in our strategic equity investment portfolio. Marketable equity securities largely consist of listed equity securities in Japan.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks increased ¥995.0 billion to ¥50,972.5 billion as of March 31, 2022 from ¥49,977.5 billion as of March 31, 2021. This increase was primarily because of an increase in deposits with the Bank of Japan.
Interest-earning deposits in other banks increased ¥5,501.4 billion to ¥58,848.1 billion as of March 31, 2022 from ¥53,346.7 billion as of March 31, 2021. This increase was mainly because of an increase in deposits with the Bank of Japan.
Receivables under Resale Agreements
Receivables under resale agreements decreased ¥1,276.4 billion to ¥12,503.4 billion as of March 31, 2022 from ¥13,779.8 billion as of March 31, 2021. This decrease was mainly because of a decrease in short-term funding transactions following the rapid and significant increase in funding needs in the market shortly after the outbreak of the COVID-19 pandemic in the fourth quarter of the previous fiscal year.
Receivables under Securities Borrowing Transactions
Receivables under securities borrowing transactions increased ¥1,126.5 billion to ¥4,496.4 billion as of March 31, 2022 from ¥3,369.9 billion as of March 31, 2021. This increase was mainly due to an increase in collateral deposited for funding in our domestic banking and securities subsidiaries.
Trading Account Assets
Trading account assets decreased ¥1,776.1 billion to ¥42,668.3 billion as of March 31, 2022 from ¥44,444.4 billion as of March 31, 2021. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities decreased ¥316.1 billion to ¥32,146.9 billion as of March 31, 2022 from ¥32,463.0 billion as of March 31, 2021. Trading derivative assets decreased ¥1,460.0 billion to ¥10,521.4 billion as of March 31, 2022 from ¥11,981.4 billion as of March 31, 2021 mainly due to long-term interest rate fluctuations having an upward trend in Japan and outside of Japan.
Total Liabilities
As of March 31, 2022, total liabilities were ¥351,353.5 billion, an increase of ¥13,773.4 billion from ¥337,580.1 billion as of March 31, 2021. This was primarily due to a ¥3,800.5 billion increase in domestic deposits, a ¥3,157.7 billion increase in payables under repurchase agreements, and a ¥2,355.4 billion increase in other short-term borrowings.

Deposits
Deposits are our primary source of funds. The balance of deposits decreased ¥4,617.0 billion to ¥224,589.9 billion as of March 31, 2022 from ¥229,206.9 billion as of March 31, 2021. The decrease was mainly attributable to a ¥8,417.5 billion decrease in foreign deposits, partially offset by a ¥3,800.5 billion increase in domestic deposits. The decrease in foreign deposits reflected the reclassification of the deposits related to the business of MUFG Union Bank which will be transferred to U.S. Bancorp from deposits to liabilities held for sale included in Other liabilities as of March 31, 2022.
The total average balance of interest-bearing deposits increased ¥8,271.6 billion to ¥191,026.9 billion for the fiscal year ended March 31, 2022 from ¥182,755.3 billion for the fiscal year ended March 31, 2021, mainly due to an increase in domestic deposits. The average balance for each fiscal year included the deposits related to the business of MUFG Union Bank to be transferred to U.S. Bancorp.
Payables under Repurchase Agreements
Payables under repurchase agreements increased ¥3,157.7 billion to ¥27,725.6 billion as of March 31, 2022 from ¥24,567.9 billion as of March 31, 2021. This increase was mainly because of a gradual increase as part of our funding strategy in the low interest rate environment in Japan.
Other Short-Term Borrowings
Other short-term borrowings increased ¥2,355.4 billion to ¥16,543.1 billion as of March 31, 2022 from ¥14,187.7 billion as of March 31, 2021. This increase was mainly because we increased borrowings from the Bank of Japan.
Long-term Debt
Long-term debt decreased ¥461.1 billion to ¥34,696.6 billion as of March 31, 2022 from ¥35,157.7 billion as of March 31, 2021. This decrease was mainly due to redemption of long-term debt by MUFG Bank.
The average balance of long-term debt for the fiscal year ended March 31, 2022 was ¥34,723.2 billion, an increase of ¥2,885.5 billion from ¥31,837.7 billion for the previous fiscal year. The average balance for each fiscal year included the long-term debt related to the business of MUFG Union Bank to be transferred to U.S. Bancorp.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance, including the business of MUFG Union Bank to be transferred, increased to ¥227,850.5 billion for the fiscal year ended March 31, 2022 from ¥217,941.0 billion for the fiscal year ended March 31, 2021. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, including the business of MUFG Union Bank to be transferred, combined with our average total equity of ¥16,269.2 billion, funded 65.9% of our average total assets of ¥370,588.3 billion during the fiscal year ended March 31, 2022. Our deposits exceeded our loans before allowance for credit losses by ¥111,440.5 billion as of March 31, 2022 compared to ¥113,488.0 billion as of March 31, 2021. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings, including the business of MUFG Union Bank to be transferred, for the fiscal year ended March 31, 2022 was ¥47,617.9 billion. The average balance of long-term debt, including the business of MUFG Union Bank to be transferred, for the fiscal year ended March 31, 2022 was ¥34,723.2 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
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
For information on our commitments, guarantees and other off-balance sheet credit instruments, please see Note 24 to our consolidated financial statements.
Liquidity Requirements for Banking Institutions in Japan
We are required to calculate and disclose our LCR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in calendar year 2019, we are required to maintain a minimum LCR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” and “—Capital Adequacy—Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan” below.
Stable Funding Requirements for Banking Institutions in Japan
We are required to calculate and disclose our NSFR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in September 2021, we are required to maintain a minimum NSFR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Net Stable Funding Ratio” and “—Capital Adequacy—Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan” below.
Total Equity

	As of March 31,
	2021	2022	% Change
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	—%
Capital surplus	5,533.8	5,327.8	(3.7)
Retained earnings	8,829.5	8,412.2	(4.7)
Retained earnings appropriated for legal reserve	239.6	239.6	—
Unappropriated retained earnings	8,589.9	8,172.6	(4.9)
Accumulated other comprehensive losses, net of taxes	(289.5)	227.0	178.4
Treasury stock, at cost	(503.2)	(452.2)	10.1
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,660.9	¥15,605.1	(0.4)
Noncontrolling interests	583.6	691.4	18.5
Total equity	¥16,244.5	¥16,296.5	0.3%
Ratio of total equity to total assets	4.59%	4.43%
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
As of March 31, 2022, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2022, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.3 percentage points.
For information on the issuances of Additional Tier 1 and Tier 2 securities, see also “Recent Developments—Issuances of Basel III-Compliant Domestic Subordinated Bonds.”
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of March 31, 2022, we were required to maintain a minimum leverage ratio of 3.00%. A G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge is expected to be applied to us in 2023. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”
TLAC Requirements for Banking Institutions in Japan
Our external TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or leverage exposure in accordance with the FSA guidance. We are required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.” For information on the issuances of TLAC-qualified securities, see also “—Recent Developments—Issuances of Senior Debt Securities for TLAC Purposes.”
Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.

	As of March 31, 2021	Minimum ratios required(1)	As of March 31, 2022	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥14,113.7		¥13,823.9
Additional Tier 1	1,869.0		1,652.3
Tier 1 capital	15,982.7		15,476.2
Tier 2 capital	2,686.8		2,382.4
Total capital	¥18,669.5		¥17,858.6
Risk-weighted assets	¥114,419.3		¥124,914.2
Capital ratios:
Common Equity Tier 1 capital	12.33%	8.50%	11.06%	8.51%
Tier 1 capital	13.96%	10.00%	12.38%	10.01%
Total capital	16.31%	12.00%	14.29%	12.01%
Leverage ratio(2)	5.45%	3.00%	5.14%	3.00%
External TLAC ratios
Risk-weighted assets basis(3)	18.94%	16.00%	18.23%	18.00%
Leverage exposure basis	8.96%	6.00%	9.23%	6.75%

Notes:
(1)The minimum capital ratios required as of March 31, 2021 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a nil countercyclical buffer. The minimum capital ratios required as of March 31, 2022 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01%.
(2)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
(3)The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2021 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a nil countercyclical buffer. The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2022 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01%.
Management believes that, as of March 31, 2022, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of March 31, 2022 was lower compared to the ratio as of March 31, 2021 due to a decrease in Common Equity Tier 1 capital and an increase in risk-weighted assets. The decrease in Common Equity Tier 1 capital was mainly due to a decrease in unrealized gains on available-for-sale securities. The increase in risk-weighted assets mainly reflected larger floor adjustments, which were adjustments made in accordance with prescribed formulae for the differences in exposures calculated under Basel I and Basel III.
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the rations in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down

	As of March 31, 2021	Minimum ratios required	As of March 31, 2022	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	11.17%	4.50%	9.86%	4.50%
Tier 1 capital ratio	12.76%	6.00%	11.11%	6.00%
Total capital ratio	15.04%	8.00%	12.94%	8.00%
Leverage ratio(1)	5.22%	3.00%	4.96%	3.00%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	17.99%	4.50%	17.31%	4.50%
Tier 1 capital ratio	20.02%	6.00%	19.03%	6.00%
Total capital ratio	22.47%	8.00%	20.78%	8.00%
Leverage ratio(1)	7.53%	3.00%	6.77%	3.00%
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	10.66%	4.50%	8.81%	4.50%
Tier 1 capital ratio	12.42%	6.00%	10.20%	6.00%
Total capital ratio	14.60%	8.00%	11.91%	8.00%
Leverage ratio(1)	5.14%	3.00%	4.59%	3.00%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	17.92%	4.50%	16.89%	4.50%
Tier 1 capital ratio	19.73%	6.00%	18.42%	6.00%
Total capital ratio	21.91%	8.00%	19.97%	8.00%
Leverage ratio(1)	8.95%	3.00%	7.81%	3.00%

Note:
(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
Management believes that, as of March 31, 2022, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.
Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2021(1),(6)	June 30, 2021(2),(6)	September 30, 2021(3),(6)	December 31, 2021(4),(6)	March 31, 2022(5),(6)
MUFG (consolidated)	168.4%	172.8%	173.8%	172.4%	170.4%
MUFG Bank (consolidated)	181.2%	182.9%	186.6%	184.2%	185.0%
MUFG Bank (stand-alone)	193.3%	194.3%	199.4%	196.4%	198.1%
Mitsubishi UFJ Trust and Banking (consolidated)	121.3%	125.2%	123.2%	125.5%	115.9%
Mitsubishi UFJ Trust and Banking (stand-alone)	140.9%	147.3%	144.5%	150.3%	138.6%

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2021 and March 31 2021 divided by the average amount of net cash outflows for the same 60 business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2021 and June 30 2021 divided by the average amount of net cash outflows for the same 61 business days.

(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2021 and September 30 2021 divided by the average amount of net cash outflows for the same 61 business days.
(4)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between October 1, 2021 and December 30, 2021 divided by the average amount of net cash outflows for the same 63 business days.
(5)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2022 and March 31, 2022 divided by the average amount of net cash outflows for the same 59 business days.
(6)The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.
See “—B. Liquidity and Capital Resources—Sources of Funding and Liquidity.”
Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan
The NSFRs in the table below are calculated in accordance with Basel III as adopted by the FSA as of the date indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	As of September 30, 2021	As of December 31, 2021	As of March 31, 2022
MUFG (consolidated)	127.8%	129.2%	132.4%
MUFG Bank (consolidated)	137.8%	139.0%	146.0%
MUFG Bank (stand-alone)	147.7%	147.6%	154.5%
Mitsubishi UFJ Trust and Banking (consolidated)	118.8%	127.7%	117.0%
Mitsubishi UFJ Trust and Banking (stand-alone)	134.5%	134.6%	114.1%
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
Capital Ratios of Banking Subsidiaries in the United States
The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2020 and 2021:

	As of December 31, 2020	Minimum capital ratios required as of December 31, 2020(1)	As of December 31, 2021	Minimum capital ratios required as of December 31, 2021(2)	Ratio OCC requires to be “well capitalized” as of December 2021
MUFG Americas Holdings:
Common Equity Tier I Capital (to risk-weighted assets)	15.28%	8.90%	16.01%	7.80%	—
Tier I capital (to risk-weighted assets)	15.28	10.40	16.01	9.30	—
Total capital (to risk-weighted assets)	16.29	12.40	16.32	11.30	—
Tier I capital (to quarterly average assets)(3)	9.56	4.00	10.44	4.00	—
MUFG Union Bank:
Common Equity Tier I Capital (to risk-weighted assets)	15.62%	7.00%	16.68%	7.00%	6.50%
Tier I capital (to risk-weighted assets)	15.62	8.50	16.68	8.50	8.00
Total capital (to risk-weighted assets)	16.68	10.50	17.36	10.50	10.00
Tier I capital (to quarterly average assets)(3)	11.12	4.00	12.14	4.00	5.00

Notes:
(1)As of December 31, 2020, the minimum capital requirement for MUFG Americas Holdings includes its standardized capital conservation buffer of 4.40%, and the requirement for MUFG Union Bank includes a capital conservation buffer of 2.50%.
(2)As of December 31, 2021, the minimum capital requirement for MUFG Americas Holdings includes its standardized capital conservation buffer of 3.30%, and the requirement for MUFG Union Bank includes a capital conservation buffer of 2.50%.
(3)Excludes certain deductions.
Management believes that, as of December 31, 2021, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.
As of December 31, 2020 and 2021, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Common Equity Tier I capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, Total capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table.
For further information, see Note 21 to our consolidated financial statements.
Capital Requirements for Securities Firms in Japan and Overseas
We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definitions of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of March 31, 2022, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ￥486.8 billion represented 317.1% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2021, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ￥475.3billion represented 275.4% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
For further information, see Note 21 to our consolidated financial statements.

Non-exchange Traded Contracts Accounted for at Fair Value
The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of operations.

	Fiscal years ended March 31,
	2021	2022
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥653	¥680
Changes attributable to contracts realized or otherwise settled during the fiscal year	20	(22)
Fair value of new contracts entered into during the fiscal year	359	—
Changes in fair values attributable to changes in valuation techniques and assumptions	1	30
Other changes in fair value, principally revaluation at end of fiscal year	(353)	(702)
Net fair value of contracts outstanding at end of fiscal year	¥680	¥(14)
Maturities of Non-exchange Traded Contracts

	As of March 31, 2022
	Net fair value of contracts—unrealized losses
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥—	¥32
Maturity less than 3 years	—	—
Maturity less than 5 years	—	—
Maturity 5 years or more	—	(46)
Total fair value	¥—	¥(14)
C.Research and Development, Patents and Licenses, etc.
Not applicable.
D.Trend Information
See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”
E.Critical Accounting Estimates
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
The methodology for estimating credit losses uses relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made over a forecast period to account for differences between current and expected future conditions and those reflected in historical loss information. Beyond the forecast period, estimated expected credit losses revert to average historical loss experience. The estimation of the allowance for credit losses involves significant judgment on a number of assumptions including the assessment of risk characteristics, assignment of a borrower’s internal credit rating, valuation of collateral, expectations of future economic conditions and the development of qualitative adjustments. We divide our loan portfolio into the following segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other—and determine the allowance for credit losses for each segment.
At March 31, 2022, we had ¥89,024.9 billion, and ¥6,822.8 billion of loans in the Commercial segment and the Krungsri segments respectively, and recorded an allowance for credit losses against these loans of ¥934.0 billion, and ¥322.4 billion, respectively.
The allowance for credit losses is estimated using quantitative models that incorporate economic forecast scenarios. These economic forecast scenarios include macroeconomic variables that have historically been correlated with historical credit losses. These variables include, but are not limited to, unemployment rates and gross domestic product. As any one economic forecast scenario is inherently uncertain, multiple economic forecast scenarios were leveraged. The macroeconomic variables in multiple economic forecast scenarios and weightings given to each scenario depend on a variety of factors including recent economic conditions and views of internal as well as third-party economists.
The determination of the allowance for credit losses for the Commercial and the Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with expectations of future economic conditions. Particularly significant judgment was required to be made to determine certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario, to capture the heightened volatility and uncertainty in future economic conditions including the degree of the impact and duration of the prolonged COVID-19 pandemic for the Commercial and Krungsri segments, and the sudden changes relating to the Russia-Ukraine situation for the Commercial segment.
The allowance for credit losses includes qualitative adjustments to cover losses that are expected but were not be reflected in the modeled allowance. The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with the development of qualitative adjustments. Particularly significant judgment was required to be made to develop certain qualitative adjustments to capture the heightened volatility and uncertainty in the economy and events due to the prolonged COVID-19 pandemic for the Commercial and Krungsri segments, and the sudden changes relating to the Russia-Ukraine situation for the Commercial segment.
The determination of the allowance for credit losses for the Commercial segment required management to make significant judgements, due to the subjectivity and uncertainty associated with the determination of a borrower’s internal credit rating, which were highly dependent on the estimation of a borrower’s performance and business sustainability, particularly in cases in which borrowers were experiencing weaknesses in their business performance. Particularly significant judgment was required to be made when these borrowers’ performance and business sustainability were affected by changes in the external and internal business environment, including the prolonged COVID-19 pandemic and the sudden changes relating to the Russia-Ukraine situation. Key elements relating to the policies and discipline used in determining the allowance for credit losses for the Commercial segment are our credit classification and the related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of allowance, we evaluate the probable loss by category of the loan based on its type and characteristics.
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
Goodwill
As part of our global strategies, we have executed multiple large-scale acquisitions, investments and capital alliances, and recorded goodwill resulting from these business combinations. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a process that compares the carrying amount of a reporting unit with its fair value. An impairment loss is recognized to the extent that the carrying amount of a reporting unit exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Our consolidated goodwill balance was ¥303.6 billion at March 31, 2022, which was allocated to our reporting units. For a reporting unit for which an observable quoted price is not available, we determined the fair value of each reporting unit mainly using the income approach. The income approach determined the fair value of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the Capital Asset Pricing Model.
The determination of the fair value of these reporting units requires management to make significant judgments related to significant assumptions due to the subjectively and uncertainty associated with the assumptions. The significant assumptions included projected future operating cash flows based on forecasted future income in the income approach.
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

Accounting Changes and Recently Issued Accounting Pronouncements
See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees.
A.Directors and Senior Management
Members of the Board of Directors
The following table sets forth the members of our board of directors as of June 29, 2022, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Mariko Fujii (March 9, 1955)	Member of the Board of Directors (Outside Director)	April 1977	Joined Ministry of Finance of Japan
		July 1997	Director, International Affairs and Research Division, Customs and Tariff Bureau, Ministry of Finance
		April 1999	Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo
		March 2001	Professor, Research Center for Advanced Economic Engineering, The University of Tokyo
		April 2004	Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo
		June 2014	Outside Director of Electric Power Development Co., Ltd.
		October 2015	Retired from The University of Tokyo
Retired from Outside Director of Electric Power Development Co., Ltd.
Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
		June 2016	Emeritus Professor of The University of Tokyo (incumbent)
		January 2019	Retired from Ambassador of Japan to the Republic of Latvia
		June 2019	Outside Director of NTT DATA CORPORATION (incumbent)
Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Keiko Honda (September 27, 1961)	Member of the Board of Directors (Outside Director)	April 1984	Joined Bain & Company Japan, Incorporated
		May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
		July 1989	Joined McKinsey & Company, Inc. Japan
		July 1999	Partner of McKinsey & Company, Inc. Japan
		July 2007	Director (Senior Partner) of McKinsey & Company, Inc. Japan

Name (Date of Birth)	Position in MUFG	Business Experience
		July 2013	Executive Vice President & CEO of Multilateral Investment Guarantee Agency (World Bank Group)
		October 2019	Retired from Multilateral Investment Guarantee Agency (World Bank Group)
		January 2020	Joined Columbia University School of International and Public Affairs as Adjunct Professor and Adjunct Senior Research Scholar (incumbent)
		March 2020	Outside Director of AGC Inc. (incumbent)
		June 2020	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2022	Outside Director of the Board Recruit Holdings Co., Ltd.(incumbent)

Kaoru Kato (May 20, 1951)	Member of the Board of Directors (Outside Director)	April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
		July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
		April 2000	General Manager of Plant Department of NTT DoCoMo Kansai, Inc.
		June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
		July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2018	Corporate Advisor of NTT DOCOMO, INC.
		June 2019	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		March 2021	Non-executive Director of Kirin Holdings Company, Limited (incumbent)
		June 2022	Senior Advisor of NTT DOCOMO, INC. (incumbent)

Satoko Kuwabara (November 1, 1964)	Member of the Board of Directors (Outside Director)	April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Mori Sogo (currently Mori Hamada & Matsumoto)
		January 1998	Partner of Mori Hamada & Matsumoto
		June 2016	Outside Director of BANDAI NAMCO Holdings Inc. (incumbent)
		March 2020	Outside Auditor of Unicafe Inc. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
		April 2020	Partner of Gaien Partners (incumbent)
		June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha (incumbent)
		June 2021	Member of the Board of Director (Outside Director) of MUFG (incumbent)

Toby S. Myerson (July 20, 1949)	Member of the Board of Directors (Outside Director)	September 1977	Registered as an attorney at law, admitted in States of New York and California in the United States
		October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		April 1989	Managing Director of Wasserstein Perella & Co. Inc.
		November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 2014	Outside Director of BK(US) (incumbent)
		December 2016	Retired from Paul, Weiss, Rifkind, Wharton & Garrison LLP
		January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
		February 2017	Outside Director of MUAH (incumbent)
		June 2017	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Hirofumi Nomoto (September 27, 1947)	Member of the Board of Directors (Outside Director)	April 1971	Joined TOKYU CORPORATION
		April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
		April 2004	President & Representative Director of its communications Inc.
		June 2007	Director of TOKYU CORPORATION
Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
		January 2008	Managing Director of TOKYU CORPORATION
		June 2008	Senior Managing Director of TOKYU CORPORATION
		April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
		June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
		April 2011	President & Representative Director of TOKYU CORPORATION
		April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
		June 2019	President & CEO of THREE HUNDRED CLUB CO., LTD. (incumbent) Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Yasushi Shingai (January 11, 1956)	Member of the Board of Directors (Outside Director)	April 1980	Joined Japan Tobacco and Salt Public Corporation (current Japan Tobacco Inc.)
		July 2001	Vice President of Finance Planning Division of Japan Tobacco Inc.
		June 2004	Senior Vice President, Head of Finance Group of Japan Tobacco Inc.
		July 2004	Senior Vice President, Chief Financial Officer of Japan Tobacco Inc.
		June 2005	Member of the Board, Senior Vice President, and Chief Financial Officer of Japan Tobacco Inc.
		June 2006	Member of the Board of Japan Tobacco Inc.,
Executive Vice President and Deputy CEO of JT International S.A.
		June 2011	Representative Director and Executive Vice President of Japan Tobacco Inc.
		June 2014	External Board Director of Recruit Holdings Co., Ltd.
		January 2018	Member of the Board of Japan Tobacco Inc.
		March 2018	Outside Director of Asahi Group Holdings, Ltd.
		June 2018	Outside Director of ExaWizards Inc. (incumbent)
Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2019	Outside Director of Dai-ichi Life Holdings, Inc. (incumbent)
		June 2022	Outside Director of Olympus Corporation (incumbent)

Koichi Tsuji (April 10, 1957)	Member of the Board of Directors (Outside Director)	October 1984	Joined Peat Marwick Mitchell & Company
		September 1988	Registered as Certified Public Accountant in Japan
		February 1989	Resident Representative, Zurich, Switzerland
		July 2004	Senior Partner of Ernst & Young ShinNihon LLC
		February 2016	Chairman and CEO of Ernst & Young ShinNihon LLC
		July 2019	Chairman & CEO of EY Japan Godo Kaisha
Member of the Board of Directors of EY Japan Co., Ltd.
		June 2021	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Tarisa Watanagase (November 30, 1949)	Member of the Board of Directors (Outside Director)	June 1975	Joined the Bank of Thailand
		January 1988	Economist, International Monetary Fund (On the Secondment)
		October 2002	Deputy Governor of the Bank of Thailand
		November 2006	Governor of the Bank of Thailand
		September 2010	Retired from the Bank of Thailand
		March 2013	Outside Director of the Siam Cement Public Company Limited
		June 2017	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Ritsuo Ogura (January 21, 1964)	Member of the Board of Directors	April 1986	Joined The Sanwa Bank, Limited
		June 2012	Executive Officer of BK
Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
		May 2017	Managing Executive Officer of MUFG
		April 2019	Managing Corporate Executive of MUFG
		April 2020	Managing Executive Officer of MUFG
		June 2020	Member of the Board of Directors of MUFG (incumbent)

Kenichi Miyanaga (February 25, 1960)	Member of the Board of Directors	April 1982	Joined The Toyo Trust and Banking Company, Limited
		June 2009	Executive Officer of TB
		June 2013	Director and Managing Executive Officer of TB
		June 2016	Senior Managing Executive Officer of TB
		June 2017	Director, Deputy President, and Executive Officer of TB
Managing Executive Officer of MUFG
		June 2021	Member of the Board of Directors of MUFG (incumbent)

Kanetsugu Mike (November 4, 1956)	Member of the Board of Directors Chairman (Corporate Executive)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Executive Officer of BK
Executive Officer of MUFG
		May 2009	Managing Executive Officer of BK
		May 2011	Managing Executive Officer of MUFG
		June 2011	Member of the Board of Directors, Managing Executive Officer of BK
		May 2013	Senior Managing Executive Officer of BK
		October 2015	Executive Chairman of MUAH
Executive Chairman of BK(US)
		May 2016	Deputy President and Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2016	Member of the Board of Directors, Deputy President of BK
		June 2017	President & CEO of BK
Member of the Board of Directors, Deputy Chairman of MUFG
		April 2019	Member of the Board of Directors, President & Group CEO of MUFG
		April 2020	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2021	Member of the Board of Directors, Chairman of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hironori Kamezawa (November 18, 1961)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		July 2014	Deputy CEO of Americas at BK(US)
		May 2017	Managing Corporate Executive of MUFG
		June 2017	Member of the Board of Directors, Managing Executive Officer of BK
		May 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		December 2018	CEO and Representative of the Board of Directors of Global Open Network, Inc.
		April 2019	Deputy President of MUFG
Member of the Board of Directors, Deputy President of BK
CEO and Representative of the Board of Directors of Global Open Network Japan, Inc.
		June 2019	Member of the Board of Directors, Deputy President of MUFG
		August 2019	Chairman of Global Open Network Japan, Inc.
		April 2020	Member of the Board of Directors of BK (incumbent)
Member of the Board of Directors, President & Group CEO of MUFG (incumbent)
		May 2021	Director of Morgan Stanley (incumbent)

Iwao Nagashima (March 15, 1963)	Member of the Board of Directors	April 1985	Joined The Mitsubishi Trust and Banking Corporation
		June 2011	Executive Officer of TB
		June 2013	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2015	Director and Managing Executive Officer of TB
Managing Executive Officer of TB
		June 2016	Director and Senior Managing Executive Officer of TB
		April 2019	Director, Deputy President, and Executive Officer of TB
Senior Managing Corporate Executive of MUFG
President & CEO of MU Trust Apple Planning Company, Ltd.
		April 2020	President and CEO of TB (incumbent)
Deputy Chairman of MUFG
		June 2020	Member of the Board of Directors, Deputy Chairman of MUFG

Name (Date of Birth)	Position in MUFG	Business Experience
		April 2022	Member of the Board of Directors of MUFG (incumbent)

Junichi Hanzawa (January 19, 1965)	Member of the Board of Directors	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		May 2018	Managing Executive Officer of BK
		April 2019	Managing Corporate Executive of MUFG
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
		April 2021	President & CEO of BK (incumbent)
Deputy Chairman of MUFG
		June 2021	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2022	Member of the Board of Directors of MUFG (incumbent)

Makoto Kobayashi (February 22, 1962)	Member of the Board of Directors	April 1985	Joined The Mitsubishi Bank, Limited
		June 2011	Executive Officer of BK
		May 2015	Managing Executive Officer of BK
		July 2015	Executive Officer of MUFG
		July 2018	Managing Executive Officer of SCHD
Managing Executive Officer of MUFG
		October 2018	Managing Executive Officer of TB
		April 2020	Senior Managing Executive Officer of SCHD
Deputy President of MUMSS
		June 2020	Member of the Board of Directors, Senior Managing Executive Officer of SCHD
		June 2021	Member of the Board of Directors, Deputy President of MUMSS
		April 2022	President & Global CEO of SCHD (incumbent)
President & CEO of MUMSS (incumbent)
		June 2022	Member of the Board of Directors of MUFG (incumbent)

Notes:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS” refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
“BK(US)” refers to MUFG Union Bank, N.A.
“MUAH” refers to MUFG Americas Holdings Corporation.

Corporate Executives
The following table sets forth our corporate executives as of July 1, 2022, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kanetsugu Mike (November 4, 1956)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Hironori Kamezawa (November 18, 1961)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Iwao Nagashima (March 15, 1963)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Junichi Hanzawa (January 19, 1965)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Makoto Kobayashi (February 22, 1962)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Yoshitaka Shiba (July 25, 1961)	Senior Managing Corporate Executive (Group Chief Audit Officer, or Group CAO) Managing Director, Head of Internal Audit Division	April 1986	Joined The Tokai Bank, Ltd.
		June 2012	Executive Officer of BK
		July 2015	Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
		April 2020	Senior Managing Corporate Executive of MUFG (incumbent)

Tetsuya Yonehana (February 10, 1964)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Chief Financial Officer, or Group CFO)	April 1986	Joined The Mitsubishi Trust and Banking Corporation
		June 2012	Executive Officer of TB
Executive Officer of MUFG
		June 2015	Managing Executive Officer of TB
		June 2016	Director and Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2019	Director and Senior Managing Executive Officer of TB
		April 2020	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2020	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
		April 2022	Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Naomi Hayashi (March 16, 1965)
Senior Managing Corporate Executive (Representative Corporate Executive)
(Group Head, Japanese Corporate & Investment Banking Business Group (excluding in charge of Wealth Management Research Division))
		April 1987	Joined The Mitsubishi Bank, Limited
		June 2013	Executive Officer of BK
Executive Officer of MUFG
		January 2017	Managing Executive Officer of BK
		May 2018	Managing Corporate Executive of MUFG
		June 2018	Member of the Board of Directors, Managing Executive Officer of BK
Member of the Board of Directors of SCHD
		April 2021	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		April 2022	Member of the Board of Directors, Deputy President of BK (incumbent)
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Atsushi Miyata (March 29,1964)
Senior Managing Corporate Executive (Representative Corporate Executive)
(Group Head, Retail & Commercial Banking Business Group, Head of Wealth Management Unit (excluding in charge of Wealth Management Research Division))
		April 1987	Joined The Sanwa Bank, Limited
		June 2013	Executive Officer of BK
		May 2015	Executive Officer of MUFG
		May 2017	Managing Executive Officer of BK
		July 2018	Managing Executive Officer of MUFG
		April 2021	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2021	Member of the Board of Directors, Senior Managing Executive Officer of BK
		April 2022	Member of the Board of Directors, Deputy President of BK (incumbent)
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Takayuki Yasuda (June 19, 1963)	Senior Managing Corporate Executive (Group Head, Asset Management & Investor Services Business Group)	April 1987	Joined The Mitsubishi Trust and Banking Corporation
		June 2013	Executive Officer of TB
		February 2015	Executive Officer of MUFG
		June 2017	Managing Executive Officer of TB
		April 2021	Director and Senior Managing Executive Officer of TB (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Teruyuki Sasaki (January 12, 1965)	Senior Managing Corporate Executive (Group Chief Human Resource Officer, or Group CHRO)	April 1988	Joined The Sanwa Bank, Limited
		June 2014	Executive Officer of BK
		June 2017	President & CEO of The Mitsubishi UFJ Factors Limited.
		April 2019	Managing Executive Officer of BK
		April 2021	Managing Executive Officer of MUFG
		June 2021	Member of the Board of Directors, Managing Executive Officer of BK
		January 2022	Managing Corporate Executive of MUFG
		April 2022	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hiroshi Mori (February 21, 1965)	Managing Corporate Executive (Group Chief Legal Officer, or Group CLO)	April 1989	Joined Development Bank of Japan (currently Development Bank of Japan, Inc.)
		April 1993	Seconded to Finance Bureau of Ministry of Home Affairs
		June 2003	Seconded to Tesac Corporation, a Company under Reorganization Trustee Representative, Manager of Corporate Planning Department
		October 2006	Registered as attorney at law
Joined Nishimura & Asahi
		November 2010	Outside Director, USEN Corporation
		January 2012	Partner at Nishimura & Asahi
		June 2013	Substitute Auditor of KAGOME CO., LTD.
		March 2016	Outside Director, Audit & Supervisory Committee Member of KAGOME CO., LTD.
		June 2016	Outside Director, Audit & Supervisory Committee Member of SCHD
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
Managing Corporate Executive of MUFG (incumbent)

Masakazu Osawa (June 20, 1968)	Managing Corporate Executive (Group Head, Digital Service Business Group Group Chief Digital Transformation Officer, or Group CDTO)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2017	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
CEO and Representative of the Board of Directors of Global Open Network, Inc. (incumbent)
Chairman and Representative of the Board of Directors of Global Open Network Japan, Inc.
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		June 2022	Chairman, CEO and Representative of the Board of Directors of Global Open Network Japan, Inc. (incumbent)
Yutaka Miyashita (October 11, 1967)
Managing Corporate Executive (Representative Corporate Executive)
(Group Chief Strategy Officer or Group CSO (Corporate Planning Division excluding Finances & Resources Management and Global Business) and in charge of Corporate Administration Division)
		April 1990	Joined The Sanwa Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2021	Managing Corporate Executive of MUFG
		April 2022	Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Keitaro Tsukiyama (December 7, 1967)	Managing Corporate Executive (Group Chief Compliance Officer, or Group CCO)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2021	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Fumitaka Nakahama (July 28, 1966)	Managing Corporate Executive (Group Head, Global Corporate & Investment Banking Business Group)	December 2009	Joined The Bank of Tokyo-Mitsubishi UFJ, Ltd.
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Toshiki Ochi (June 23, 1968)	Managing Corporate Executive (Group Chief Information Officer, or Group CIO)	April 1991	Joined The Sanwa Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2019	Managing Executive Officer of Mitsubishi UFJ NICOS Co., Ltd.
		April 2022	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Hiroyuki Seki (March 10, 1968)	Managing Corporate Executive (Group Head, Global Markets Business Group)	April 1990	Joined The Mitsubishi Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Hideaki Takase (December 14, 1968)	Managing Corporate Executive (Group Chief Operating Officer-International or Group COO-I, Deputy Group Head, Global Commercial Banking Business Group and in charge of the Americas and EMEA)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		August 2019	President & CEO of MUFG Bank (Europe) N.V.
		April 2021	Managing Executive Officer of BK
		April 2022	Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kenichi Yamato (June 27, 1968)	Managing Corporate Executive (Group Head, Global Commercial Banking Business Group, Group Deputy COO-I and in charge of Asia)	April 1991	Joined The Bank of Tokyo, Ltd.
		June 2017	Executive Officer of BK
		August 2019	President & CEO of MUFG Bank (China), Ltd.
		April 2022	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Shuichi Yokoyama (December 17, 1965)	Managing Corporate Executive (Group Chief Risk Officer or Group CRO)	April 1990	Joined The Bank of Tokyo, Ltd.
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
		April 2022	Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Notes:	The following abbreviations are used in the table above:
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
B.Compensation
The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation, by MUFG and its subsidiaries during the fiscal year ended March 31, 2022 to our directors (excluding outside directors), to corporate executives and to outside directors, was ¥177 million, ¥2,699 million and ¥236 million, respectively.
The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2022 to our directors and corporate executives consisted of annual base salaries, performance-based stock compensation, cash bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executives.
The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2022 to our directors (excluding outside directors) and corporate executives:

		Non-Adjustable Compensation		Adjustable Compensation
Number of Directors and Corporate Executives(1)	Aggregate Compensation	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation	Retirement Allowances(2)	Other
	(in millions)
25	¥2,876	¥1,376	¥416	¥627	¥399	¥58	¥0

Notes:
(1)Includes the current directors and corporate executives as well as those who retired during the fiscal year ended March 31, 2022 but excludes the outside directors.
(2)Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2022, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted by MUFG and its subsidiaries, in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2022:

			Non-Adjustable Compensation		Adjustable Compensation
Directors	Aggregate Compensation	Paid by	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation	Retirement Allowances(2)
	(in millions)
Kanetsugu Mike	¥241	MUFG	¥75	¥19	¥59	¥32	—
		BK	—	—	—	10	46
Saburo Araki	¥185	MUFG	¥25	¥5	¥40	¥26	—
		SCHD	13	2	22	13	—
		MUMSS	13	2	11	13	—
Iwao Nagashima	¥197	MUFG	¥35	¥7	¥37	¥21	—
		TB	35	13	29	20	—
Junichi Hanzawa	¥276	MUFG	¥41	¥9	¥42	¥20	—
		BK	45	59	41	19	—
Hironori Kamezawa	¥252	MUFG	¥71	¥21	¥89	¥46	—
		BK	18	6	—	1	—
Masato Miyachi	¥137	MUFG	¥46	¥8	¥20	¥8	—
		BK	27	10	12	6	—
Takayoshi Futae	¥139	MUFG	¥41	¥8	¥17	¥7	—
		BK	22	18	10	4	—
		SCHD	8	2	0	2	—
Masahiro Kuwahara	¥107	MUFG	¥33	¥7	¥12	¥7	—
		BK	19	8	7	4	—
		SCHD	10	—	—	—	—
Yoshitaka Shiba	¥103	MUFG	¥61	¥12	¥18	¥10	—
		BK	—	—	—	2	—
Tetsuya Yonehana	¥104	MUFG	¥39	¥9	¥11	¥7	—
		BK	22	5	6	4	—
		TB	—	—	—	1	—
Naomi Hayashi	¥124	MUFG	¥39	¥8	¥11	¥7	—
		BK	22	25	7	5	—
Atsushi Miyata	¥122	MUFG	¥39	¥8	¥10	¥7	—
		BK	22	25	6	5	—
Shigeru Yoshifuji	¥107	MUFG	¥39	¥9	¥12	¥7	—
		BK	22	6	7	5	—

Notes:	(1) The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. (or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS” refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
(2)Represents the amount of retirement allowances paid in cash during the fiscal year ended March 31, 2022, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.
Annual Base Salary
Annual base salaries were paid to our directors (including outside directors) and corporate executives in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside directors) and corporate executives for the fiscal year ended March 31, 2022 was ¥1,376 million. The aggregate annual base salary paid to our outside directors for the same period was ¥236 million.
Performance-based Stock Compensation Plans
Under our performance-based stock compensation plans, qualified directors (excluding outside directors and directors serving as audit committee members), corporate executives and others of MUFG and its major domestic subsidiaries are assigned, on a monthly basis, (1) points based on their job responsibilities, or non-adjustable points, and (2) additional points based on their job responsibilities which are adjusted at the end of each fiscal year and at the end of each plan period to reflect the extent to which a financial or ESG performance target determined by the compensation committee is attained, or adjustable points. Each plan period corresponds to the period covered by the three-year medium-term business plan of MUFG. Each accumulated point represents a right to receive one share of MUFG common stock from a trust established in Japan to administer the plan grants as determined by the compensation committee.
The right to receive shares of MUFG common stock in exchange for non-adjustable points becomes vested and non-forfeitable, and the shares are delivered, upon the grantee’s departure from his or her job responsibilities based on which the right was granted. The right to receive shares of MUFG common stock in exchange for adjustable points becomes vested and non-forfeitable, and the shares are delivered, at the end of each plan period. The vesting in either case is subject to conditions imposed by the compensation committee, including non-engagement in misconduct. A portion of the shares subject to a grantee’s vested right may be delivered in cash.
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
The shares to be delivered to grantees are purchased on the open market by the trustee of a trust pursuant to a trust agreement among MUFG, the trustee and the independent caretaker of the trust. Each plan is funded in cash up to a maximum aggregate amount determined by our compensation committee.
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
Cash Bonuses
We from time to time pay cash bonuses to our directors and corporate executives to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses are deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s or corporate executive’s individual performance of his or her duties as a director or corporate executive in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors is eligible to receive a cash bonus. The compensation committee determines the cash bonus for each director and corporate executive based on our financial results and his or her job performance for the preceding fiscal year as well as his or her seniority and experience. The aggregate cash bonus paid to our directors and corporate executives for the fiscal year ended March 31, 2022 was ¥627 million.
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
Pursuant to a one-time shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. The aggregate amount of retirement allowances paid in cash by MUFG and its subsidiaries pursuant to the one-time shareholder approval during the fiscal year ended March 31, 2022 to our directors (excluding outside directors), to corporate auditors (excluding outside corporate auditors) and to outside directors and corporate auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥58 million, nil and nil, respectively.
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
Unless otherwise provided in the relevant Restricted Share Unit Agreement, RSUs become vested and non-forfeitable as follows: one-third (33 1/3%) of a grantee’s RSUs vests on May 20 of each of the three years following the date of the grant such that all of the RSUs become fully vested after three years from the grant date so long as the grantee satisfies the specified continuous service requirements and any other conditions under the applicable plan documents, subject to certain claw-back and notice period provisions.
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
The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUFG Americas Holdings and the trustee. As of June 30, 2022, 140,889,406 RSUs have been granted under the plan, of which 28,570,739 RSUs were outstanding as of June 30, 2022.
For more information on the plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Share Ownership
As of July 1, 2022, our directors and corporate executives held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Mariko Fujii	—
Keiko Honda	—
Kaoru Kato	—
Satoko Kuwabara	—
Toby S. Myerson	368*
Hirofumi Nomoto	25,000
Yasushi Shingai	—
Koichi Tsuji	—
Tarisa Watanagase	—
Ritsuo Ogura	95,534
Kenichi Miyanaga	183,678
Iwao Nagashima	129,081
Junichi Hanzawa	58,900
Makoto Kobayashi	153,058

Corporate Executives	Number of Shares Registered
Kanetsugu Mike	292,062
Hironori Kamezawa	69,639
Yoshitaka Shiba	129,403
Tetsuya Yonehana	89,922
Naomi Hayashi	26,810
Atsushi Miyata	45,297
Takayuki Yasuda	30,500
Teruyuki Sasaki	51,521
Hiroshi Mori	8,285
Masakazu Osawa	15,200
Yutaka Miyashita	26,400
Keitaro Tsukiyama	26,769
Fumitaka Nakahama	11,269
Toshiki Ochi	18,800
Hiroyuki Seki	23,150
Hideaki Takase	16,300
Kenichi Yamato	35,326
Shuichi Yokoyama	39,800

*Held in the form of ADRs.
None of the shares of our common stock held by our directors and corporate executives have voting rights that are different from shares of our common stock held by any other shareholder.
For information on the performance-based stock compensation for our directors and corporate executives, see “—Performance-based Stock Compensation Plans.”

C.Board Practices
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
In June 2015, our shareholders approved an amendment to our articles of incorporation to adopt our current governance framework with a board of directors and board committees. We previously had a governance framework with a board of directors and a board of corporate auditors. The Companies Act permits three types of governance system for large companies such as MUFG: (1) a company with a nominating committee, an audit committee and a compensation committee, (2) a company with a board of corporate auditors, and (3) a company with an audit and supervisory committee. Our previous governance framework was based on the second system, and our current governance system is based on the first system.
With respect to companies adopting the first system, including MUFG, each of the nominating, audit and compensation committees must consist of members of the board of directors, and the majority of each committee must be outside directors as defined by the Companies Act.
An “outside director” is defined by the Companies Act as a person who meets all of the following conditions:
•the person is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director, who is a director concurrently performing an executive role (gyomu shikko torishimariyaku), a corporate executive, a manager (shihainin), or any other type of employee of the company or any of its subsidiaries;
•if the person has been a non-executive director, a corporate auditor, or an accounting adviser (kaikei sanyo) of the company or any of its subsidiaries within the ten years prior to his or her assumption of office as outside director, the person was not an executive director, a corporate executive, a manager or any other type of employee of the company or any of its subsidiary in the ten years prior to his or her assumption of office as such;
•the person is not a director, a corporate executive, a manager or any other type of employee of the company’s parent company, or a person who controls the company;
•the person is not an executive director, a corporate executive, a manager or any other type of employee of another subsidiary of the company’s parent company; and
•the person is not the spouse or a family member within the second degree of kinship of a director, a corporate executive, a manager, or any other type of important employee of the company or a person who controls the company.
Further, companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have the majority of each of nominating and compensation committee members in principle qualify as outside directors who are considered independent based on such internal standards as each company establishes pursuant to the Tokyo Stock Exchange requirements, or independent outside directors, or publicly disclose the reason for not having such directors on each such committee.
The board of directors must appoint corporate executives (shikkoyaku) to execute and manage the business operations of the company under the authority delegated by the board of directors. Based on this system, our current governance framework is designed to facilitate more flexible and swifter decision-making and increase transparency in our management processes.
Board of Directors
Our board of directors consists of directors who are elected at a general meeting of shareholders. Under our articles of incorporation, the number of directors may not exceed 20. We currently have 16 directors, nine of whom are independent outside directors and two of whom are internal non-executive directors. Companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have one third (or, in cases where such companies deem appropriate, the majority) of directors qualify as independent outside directors, or publicly disclose the reason for not having such directors on the board of directors.
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
Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Further, companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have the majority of nominating committee members in principle qualify as independent outside directors or publicly disclose the reason for not having such directors on the nominating committee. Our nominating committee, which we call the nominating and governance committee, currently consists of five directors. The chairman of the committee is Hirofumi Nomoto, an independent outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Satoko Kuwabara, who are independent outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2021 and March 2022, the nominating and governance committee met 11 times.
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
Under the Companies Act, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our committee currently has six members. The chairman of the committee is Koichi Tsuji, an independent outside director. The other members of the committee are Keiko Honda, Kaoru Kato and Yasushi Shingai, who are independent outside directors, and Ritsuo Ogura and Kenichi Miyanaga, who are non-executive directors. Between April 2021 and March 2022, the audit committee met 16 times.

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
Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Further, companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have the majority of compensation committee members in principle qualify as independent outside directors or publicly disclose the reason for not having such directors on the compensation committee. Our compensation committee currently consist of five directors. The chairman of the committee is Satoko Kuwabara, an independent outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Hirofumi Nomoto, who are independent outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2021 and March 2022, the compensation committee met 8 times.
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
MUFG Corporate Governance Policies provide that the committee shall consist of directors and external experts. External experts are professionals with no prior employment relationship with any of the MUFG group companies. The committee currently has eight members. The chairperson of the committee is Mariko Fujii, an independent outside director. The other members of this committee are Toby S. Myerson, Yasushi Shingai and Tarisa Watanagase, who are independent outside directors, Yutaka Miyashita, Managing Corporate Executive and Group CSO, and Shinichi Koide, Atsushi Miyanoya and Kazuhiko Ohashi, who are external experts. Between April 2021 and March 2022, the risk committee met six times.
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
The members of the U.S. risk committee are appointed by MUFG’s board of directors after consideration of member candidates reviewed and recommended by MUFG’s risk committee and nominating and governance committee. The committee shall consist of five or more members including members of the MUFG Americas Holdings Risk Committee, delegates from MUFG, the Chairman of the MUFG Americas Holdings Board and MUFG Americas Holdings’ CEO, with the chairperson of the committee being an outside director of MUFG Americas Holdings.
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
D.Employees
As of March 31, 2022, we had approximately 129,700 employees, a decrease of approximately 3,000 employees compared with the number of employees as of March 31,2021. In addition, as of March 31, 2022, we had approximately28,400 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2022:

Business unit
MUFG Bank:
Retail & Commercial Banking Business Unit	14%
Japanese Corporate & Investment Banking Business Unit	3
Global Corporate & Investment Banking Business Unit	2
Global Commercial Banking Business Unit	41
Global Markets Business Unit	1
Digital Service Business Unit	2
Corporate Center/Corporate Staff	17
Mitsubishi UFJ Trust and Banking:
Trust-Banking	3
Trust Assets	4
Real Estate	2
Global Markets	0
Administration and subsidiaries	1
Mitsubishi UFJ Securities Holdings:
Retail & Commercial Banking Business Unit	2
Japanese Corporate & Investment Banking Business Unit	0
Global Corporate & Investment Banking Business Unit	0
Global Markets Business Unit	1
Corporate Center/Corporate Staff	1
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	1
Systems & Systems Integration Division	0
Corporate Division	0
Others	0
Others	3
100%

Location
MUFG Bank:
Japan	24%
United States	10
Europe	2
Asia/Oceania excluding Japan	43
Other areas	0
Mitsubishi UFJ Trust and Banking:
Japan	8
United States	1
Europe	1
Asia/Oceania excluding Japan	1
Mitsubishi UFJ Securities Holdings:
Japan	5
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	3
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2
100%
Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.
E.Share Ownership
The information required by this item is set forth in “—B. Compensation.”

Item 7.    Major Shareholders and Related Party Transactions.
A.Major Shareholders
Common Stock
As of March 31, 2022, we had 933,949 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2022, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue(3)
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	2,010,952,800	15.14%
Custody Bank of Japan, Ltd. (Trust account)(1)	697,488,500	5.25%
BNYM AS AGT/CLTS NON TREATY JASDEC	534,632,894	4.02%
SSBTC CLIENT OMNIBUS ACCOUNT	284,445,619	2.14%
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	233,704,588	1.75%
State Street Bank West Client-Treaty 505234	209,100,091	1.57%
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company retirement benefit trust account)	175,000,000	1.31%
JP MORGAN CHASE BANK 385781	169,142,961	1.27%
Toyota Motor Corporation	149,263,153	1.12%
Nippon Life Insurance Company	142,562,953	1.07%
Total	4,606,293,559	34.68%

Notes:
(1)Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)An owner of record for our ADSs.
(3)Numbers are truncated after two decimal points.
(4)According to a beneficial ownership report on Schedule 13G filed with the SEC by BlackRock Inc. on January 31, 2022, BlackRock and its consolidated subsidiaries beneficially owned an aggregate of 5.7% of the outstanding shares of our common stock as of December 31, 2021. Other than as described in the table above, we have not independently confirmed this beneficial ownership information. According to a beneficial ownership report on Schedule 13G filed with the SEC by Sumitomo Mitsui Trust Holdings, Inc. on February 4, 2022, Sumitomo Mitsui Trust Holdings and its consolidated subsidiaries beneficially owned an aggregate of 5.4% of the outstanding shares of our common stock as of December 31, 2021. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
As of March 31, 2022, 1,836,807 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate executives.
As of March 31, 2022, 2,177,129,996 shares, representing 16.39% of our outstanding common stock, were owned by 387 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 233,704,588 shares, or 1.75%, of our total issued shares of common stock.
Our major shareholders do not have different voting rights.
B.Related Party Transactions
As of March 31, 2022, we held approximately 21.5% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012. In April 2018, we entered into a sales plan with Morgan Stanley and Morgan Stanley & Co. LLC, pursuant to which we will sell portions of the shares of Morgan Stanley common stock that we hold to Morgan Stanley through Morgan Stanley & Co. LLC acting as agent for Morgan Stanley to the extent necessary to ensure that our beneficial ownership will remain below 24. 9%. In December 2020, this sales plan was suspended upon notice by Morgan Stanley to us in accordance with the terms of the plan.
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
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2022, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectability or present other unfavorable features.
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
No family relationship exists among any of our directors or corporate executives. No arrangement or understanding exists between any of our directors or corporate executives and any other person pursuant to which any director or corporate executive was elected to his or her position at MUFG.
As part of our compensation structure, we have granted performance-based stock compensation rights to our directors and corporate executives. For a detailed discussion of the stock acquisition rights, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”
C.Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information.
A.Consolidated Statements and Other Financial Information
The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report and in “Selected Statistical Data” starting on page A-1 of this Annual Report.
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2020 and 2021 and for the fiscal years ended December 31, 2019, 2020 and 2021, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 24, 2022.
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

Distributions
Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥14.5 per share of our common stock (in addition to interim dividends of ¥13.5 per share of our common stock) for the fiscal year ended March 31, 2022 were approved by shareholders at the ordinary general meeting of shareholders held on June 29, 2022.
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
B.Significant Changes
Other than as described in this Annual Report, no significant changes have occurred since the date of our consolidated financial statements included in this Annual Report.
Item 9.    The Offer and Listing.
A.Offer and Listing Details
The principal market for our common stock is the Tokyo Stock Exchange in Japan. Our common stock is also listed on the Nagoya Stock Exchange in Japan. The listing code assigned to our common stock in Japan is 8306.
In the United States, ADSs, each representing one share of common stock, are quoted on the New York Stock Exchange under the symbol, “MUFG.”
B.Plan of Distribution
Not applicable.
C.Markets
The information required by this item is set forth in “—A. Offer and Listing Details.”
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.

Item 10.    Additional Information.
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Our Corporate Purpose
Article 2 of our Articles of Incorporation provides that our corporate purpose is to carry on the following businesses:
•administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which we may own as our subsidiaries under the Banking Act;
•any businesses incidental to the foregoing businesses mentioned in the preceding item; and
•any other businesses in which bank holding companies are permitted to engage under the Banking Act in addition to the foregoing businesses mentioned in the preceding two items.
Board of Directors
For discussion of the provisions of our Articles of Incorporation as they apply to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”
Common Stock
As of March 31, 2022, a total of 13,281,995,120 shares of common stock (including 668,286,238 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.
For a description of our common stock, see Exhibit 2(c) to this Annual Report.
Preferred Stock
We currently have no shares of preferred stock issued.
For a description of preferred stock we are authorized to issue under our Articles of Incorporation, see Exhibit 2(c) to this Annual Report.
C.Material Contracts
Except as described elsewhere in this Annual Report, all material contracts entered into by us in the past two years preceding the filing of this Annual Report were entered into in the ordinary course of business.
D.Exchange Controls
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

“Foreign investors” are defined as:
•natural persons who are non-residents of Japan;
•corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;
•corporations of which 50% or more of the shares are directly or indirectly held by individuals not resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;
•(A) partnerships 50% or more of whose contributions are made by (1) natural persons who are non-residents of Japan, (2) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (3) corporations of which 50% or more of the shares are directly or indirectly held by individuals not resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (4) corporations, a majority of the officers (or a majority of the officers having the power to represent the corporation) of which are non-resident individuals, or (5) other partnerships a majority of whose operating partners fall under any of (1) through (4), or (B) partnerships a majority of whose operating partners are (i) any of (1) through (5) above, (ii) other partnerships 50% or more of whose contributions are made by non-residents of Japan or partnerships that are any of (1) through (5) above, or (iii) certain limited liability partnerships under the Limited Liability Partnership Act; and
•corporations, a majority of officers (or a majority of officers having the power of representation) of which are non-resident individuals.
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
Deposit and Withdrawal under American Depositary Facility
The deposit of shares with us, in our capacity as custodian and agent for the depositary, in Tokyo, the issuance of ADSs by the depositary to a non-resident of Japan in respect of the deposit and the withdrawal of the underlying shares upon the surrender of the ADSs are not subject to any of the formalities or restrictions referred to above. However, where as a result of a deposit or withdrawal, the aggregate number of shares held by the depositary, including shares deposited with us as custodian for the depositary, or the holder surrendering ADSs, as the case may be, would be 10% or more of the total outstanding shares, a report will be required, and in specified circumstances, a prior notification may be required, as noted above.
Reporting of Substantial Shareholdings
The Financial Instruments and Exchange Act of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese financial instruments exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of a competent finance bureau within five business days a report concerning such shareholding.
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
E.Taxation
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
As used herein, a “U.S. holder” is a beneficial owner of shares or ADSs, as the case may be, that is:
•a citizen or resident of the United States as determined for U.S. federal income tax purposes;
•a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust
•the administration of which is subject to (1) the supervision of a court within the United States and (2) the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code; or
•that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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
Multiple sets of proposed Treasury regulations and an earlier IRS notice would convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. The various proposed Treasury regulations and IRS notice have different (and in some respects inconsistent) requirements for qualifying as an active bank, and for determining the banking income that may be excluded from passive income under this special rule for active banks. Moreover, the proposed Treasury regulations (some of which have been outstanding since 1994, and others of which were recently issued in 2021) will not be effective unless finalized. There can be no assurance that the proposed Treasury regulations will be finalized in their current form. Because final regulations have not been issued, the definition of banking income for purposes of the active bank exception is unclear under both the proposed Treasury regulations and the notice. Based upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2022. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2023 or any future taxable year due to changes in our income or asset composition or changes to applicable Treasury and IRS guidance (including as a result of the final regulations). In addition, a decrease in the price of our shares may also result in our becoming a PFIC. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.
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
Information Reporting and Backup Withholding
Dividends paid on shares or ADSs to a U.S. holder, or proceeds from a U.S. holder’s sale or other disposition of shares or ADSs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the U.S. holder:
•is a corporation or other exempt recipient, and, when required, demonstrates this fact; or
•provides a correct taxpayer identification number on a properly completed U.S. IRS Form W-9 or other appropriate form which certifies that the U.S. holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
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

Type of Risk	Definition

Credit Risk	The risk of financial loss in credit assets (including off-balance sheet instruments) caused by deterioration in the credit condition of counterparties. This category includes country risk.

Market Risk	The risk of financial loss where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices and foreign exchange rates. Market liquidity risk is the risk of financial loss caused by the inability to secure market transactions at the required volume or price levels as a result of market turbulence or lack of trading liquidity.

Funding Liquidity Risk	The risk of incurring loss if a poor financial position at a group company hampers the ability to meet funding requirements or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events.

•Operations Risk	The risk of incurring losses arising from negligence of correct operational processing, incidents or misconduct involving officers or staff, as well as risks similar to this risk.

•Information Risk	The risk of loss caused by loss, alteration, falsification or leakage of personal or other confidential information, as well as risks similar to these risks.

• IT Risk	The risk of loss arising from destruction, suspension, malfunction or misuse of IT, or unauthorized alteration and leakage of electronic data caused by insufficient IT systems planning, development or operations or by vulnerabilities of or external threats to IT system security, including cybersecurity, as well as risks similar to these risks.

•Tangible Asset Risk	The risk of loss due to damage to tangible assets or deterioration in the operational environment caused by disasters or inadequate asset maintenance, as well as risks similar to this risk. Tangible assets include movable and immovable property, including owned or leased land and buildings, facilities incidental to buildings, and fixtures and fittings.

• Personnel Risk	The risk of loss due to an outflow or loss of human resources or deterioration in employee morale, as well as risks similar to this risk.

•Incompliance with Laws and Regulations Risk	The risk of loss due to failure to comply with laws and regulations, as well as risks similar to these risks.

• Legal Risk	The risk of loss due to failure to identify or address legal issues relating to contracts and other business operations or insufficient handling of lawsuits, as well as risks similar to these risks.

Reputation Risk	The risk of harm to our corporate value arising from perceptions of our customers, shareholders, investors or other stakeholders and in the market or society that we deviate from their expectations or confidence.

Model Risk	The risk of loss due to decision-making based on information provided by an inaccurate model or the misuse of a model.

Risk Management System
We have adopted an integrated risk management system to promote close cooperation among the holding company and group companies. The holding company and our banking and securities subsidiaries each have appointed a chief risk officer and established an independent risk management division. The board of directors of the holding company determines risk management policies for various types of risks based on the discussions at, and reports and recommendations from, committees established specially for risk management purposes. The holding company has established committees to oversee management in managing risks relevant to the Group. Following the fundamental risk management policies determined by the board of directors, each group company establishes its own systems and procedures for identifying, analyzing and managing various types of risks from both quantitative and qualitative perspectives. The holding company seeks to enhance group-wide risk identification, to integrate and improve the Group’s risk management system and related methods, to maintain asset quality, and to eliminate concentrations of specific risks.
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
Implementation of Basel Standards
In determining capital ratios under the FSA guidelines implementing Basel III, we and our major banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2022. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUFG Americas Holdings has adopted a phased rollout of the Internal Ratings-Based Approach. We reflect market risk in our risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines implementing Basel III, we reflect operational risk in our risk-weighted assets by using the Advanced Measurement Approach and the Basic Indicator Approach.
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

The following table sets forth our borrower grades:
Definition of MUFG Borrower Rating

MUFG Borrower Rating	MUFG Borrower Rating Definition
1	The capacity to meet financial commitments is extremely certain, and the borrower has the highest level of creditworthiness.
2	The capacity to meet financial commitments is highly certain, but there are some elements that may result in lower creditworthiness in the future.
3	The capacity to meet financial commitments is sufficiently certain, but there is the possibility that creditworthiness may fall in the long run.
4	There are no problems concerning the capacity to meet financial commitments, but there is the possibility that creditworthiness may fall in the long run.
5	There are no problems concerning the capacity to meet financial commitments, and creditworthiness is in the middle range.
6	There are no problems concerning the capacity to meet financial commitments presently, but there are elements that require attention if the situation changes.
7	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor.
8	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor, and creditworthiness is relatively low.
9	The capacity to meet financial commitments is somewhat poor, and creditworthiness is the lowest among “Normal” customers.
Borrowers who must be closely monitored because of the following business performance and financial conditions:
10 through 12	(1)Borrowers who have problematic business performance, such as virtually delinquent principal repayment or interest payment;
(2)Borrowers whose business performance is unsteady, or who have unfavorable financial conditions;
(3) Borrowers who have problems with loan conditions and for whom interest rates have been reduced or shelved.
10	Although business problems are not serious or their improvement is seen to be remarkable, there are elements of potential concern with respect to the borrower’s management, and close monitoring is required.
11	Business problems are serious, or require long-term solutions. Serious elements concerning business administration of the borrower have emerged, and subsequent debt repayment needs to be monitored closely.
12	Borrowers who fall under the criteria of Rating 10 or 11 and have a loan concession granted. Borrowers who have “Loans contractually past due 90 days or more.” (As a rule, delinquent borrowers are categorized as “Likely to Become Bankrupt,” but the definition here applies to borrowers delinquent for 90 days or more because of inheritance and other special reasons.)
13	Borrowers who pose a serious risk with respect to debt repayment and with whom loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future.
14	While not legally bankrupt, borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations.
15	Borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation).
Japanese banks were historically required to use the following categories of borrowers under the then applicable FSA inspection manual, which was abolished in December 2019, and are currently expected to use them as a basis for their borrower categorization with appropriate adjustments under the FSA’s discussion paper:
•Normal borrowers (generally corresponding to borrowers in categories 1 through 9 in our ratings), which are borrowers that are performing well, with no significant financial concerns,
•Borrowers requiring close watch (generally corresponding to borrowers in categories 10 through 12 in our ratings), which include loans that have been amended to allow for delays or forgiveness of interest payments, borrowers experiencing difficulty in complying with loan terms and conditions and borrowers that are recording losses or performing badly,
•Borrowers likely to become bankrupt (generally corresponding to borrowers in category 13 in our ratings), which relate to borrowers who pose a serious risk with respect to debt repayment and with whom loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future,
•Virtually bankrupt borrowers (generally corresponding to borrowers in category 14 in our ratings), which are not legally bankrupt, but borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations, and

•Bankrupt borrowers or de facto bankrupt borrowers (generally corresponding to borrowers in category 15 in our ratings), which are borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation proceedings).
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
For example, for domestic small and medium-sized corporations, which constitute the largest borrower attribute in our current loan portfolio in terms of number of borrowers, we have adopted an internally developed financial scoring model, exclusively designed and developed for such attribute. We have selected various financial ratios that we believe to be useful and meaningful to quantitatively measure and assess the borrowers’ financial standing and repayment capability. Such financial ratios represent, among other things, borrowers’ growth, profitability, stability, cash flow, company size and capital efficiency. The model is periodically tested against historical results. The following is an illustration of some of the financial ratios we utilize as part of our financial scoring model:
•To measure growth: Sales growth, and growth in total assets,
•To measure profitability: Current profit to sales, and profit before tax to sales, and
•To measure stability: Equity ratio and current ratio.
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
We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2022 was subject to a variation of approximately ¥2.0 billion when TOPIX index moves one point in either direction.
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
To measure interest rate risk relating to deposits without contract-based fixed maturities, the amount of “core deposits” is calculated through a statistical analysis based on deposit balance trend data and the outlook for interest rates on deposits, business decisions, and other factors. The amount of “core deposits” is categorized into various groups of maturity terms of up to ten years to recognize interest rate risk. The calculation assumptions and methods to determine the amount of core deposits and maturity term categorization are regularly reviewed.
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
Summaries of Market Risks
Trading activities
The aggregate VaR for our total trading activities as of March 31, 2022 was ¥ 1.14billion, comprising interest rate risk exposure of ¥1.35 billion, foreign exchange risk exposure of ¥0.24 billion, and equity-related risk exposure of ¥0.16 billion. Our average daily VaR for the fiscal year ended March 31, 2022 was ¥1.37 billion.
Due to the nature of trading operations which involves frequent changes in trading positions, market risk may vary substantially during and between measurement periods, depending on our trading positions.
The following tables set forth the VaR related to our trading activities by risk category for the fiscal year ended March 31, 2022:

April 1, 2020—March 31, 2021	Average	Maximum(1)	Minimum(1)	March 31, 2021
	(in billions)
MUFG	¥1.64	¥2.71	¥0.92	¥1.39
Interest rate	1.34	2.67	0.80	1.33
Yen	0.94	1.96	0.54	0.89
U.S. Dollars	0.77	2.05	0.47	2.05
Foreign exchange	0.71	1.02	0.32	0.60
Equities	0.63	2.14	0.12	0.44
Commodities	0.00	0.00	0.00	0.00
Less diversification effect	(1.04)	—	—	(0.98)

April 1, 2021—March 31, 2022	Average	Maximum(1)	Minimum(1)	March 31, 2022
	(in billions)
MUFG	¥1.37	¥1.97	¥0.97	¥1.14
Interest rate	1.41	2.03	1.11	1.35
Yen	0.85	1.39	0.53	0.82
U.S. Dollars	1.11	3.77	0.56	1.01
Foreign exchange	0.38	0.81	0.23	0.24
Equities	0.24	0.82	0.11	0.16
Commodities	0.00	0.00	0.00	0.00
Less diversification effect	(0.66)	—	—	(0.61)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 1 business day
Confidence interval: 95%
Observation period: 250 business days

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter in the fiscal year ended March 31, 2022 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2021	¥1.38
July—September 2021	1.39
October—December 2021	1.37
January—March 2022	1.32
The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2022, the revenue from our trading activities has been relatively stable, keeping positive numbers in 244 days out of 261 trading days in the period. During the same period, there were 102 days with positive revenue exceeding ¥1 billion and two days with negative revenue exceeding minus ¥1 billion.
Non-trading Activities
The aggregate VaR for our total non-trading activities as of March 31, 2022, excluding market risks related to our strategic equity portfolio, was ¥582.9 billion. Market risk related to interest rates equaled ¥506.9 billion and equities-related risk equaled ¥197.6 billion. Compared with the VaR as of March 31, 2021, we experienced a decrease in market risk during the fiscal year ended March 31, 2022, primarily due to a decrease in equity related risk.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 72% of our total non-trading activity market risks as of March 31, 2022. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2022, the Japanese yen accounted for approximately 41% while the U.S. dollar accounted for approximately 55%, and the euro approximately 4%, with a 6 percentage point increase in the Japanese yen, a 5 percentage point decrease in the U.S. dollar and a 1 percentage point decrease in the euro compared to March 31, 2021.
For a description of our strategic equity investment risk management, see “—Risk Management of Strategic Equity Portfolio.”
The following tables set forth the VaR related to our non-trading activities by risk category for the periods indicated:

April 1, 2020—March 31, 2021	Average	Maximum(1)	Minimum(1)	March 31, 2021
	(in billions)
Interest rate	¥442.3	¥577.0	¥364.6	¥468.1
Yen	183.4	212.4	158.8	201.4
U.S. Dollars	300.2	392.5	233.9	346.2
Foreign exchange	3.1	4.2	2.6	3.0
Equities(2)	250.9	365.2	138.2	311.3
Commodities	0.0	0.0	0.0	0.0
Less diversification effect	(148.6)	—	—	(168.4)
Total	547.7	646.1	474.0	614.0

April 1, 2021—March 31, 2022	Average	Maximum(1)	Minimum(1)	March 31, 2022
	(in billions)
Interest rate	¥460.0	¥517.0	¥397.6	¥506.9
Yen	201.5	257.7	174.8	252.7
U.S. Dollars	313.0	370.8	276.6	336.0
Foreign exchange	2.1	3.9	1.3	2.1
Equities(2)	234.4	329.3	169.9	197.6
Commodities	0.4	4.5	0.0	0.0
Less diversification effect	(143.2)	—	—	(123.7)
Total	553.7	623.5	479.0	582.9

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:
(1)The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.
The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2021 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2021	¥466.95
July—September 2021	420.05
October—December 2021	473.40
January—March 2022	480.61

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
Hypothetical losses never exceeded the VaR amount in the fiscal year ended March 31, 2022. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.
The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2022:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2022:

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
In addition, we have established a group-wide system for ensuring compliance with the minimum regulatory LCR and NSFR requirements by categorizing the risk in the following three stages: sufficient, concern and insufficient. The holding company and the major subsidiaries exchange information and data on LCR and NSFR even at the sufficient stage. At higher alert stages, we hold group-wide LCR and NSFR liaison meetings to discuss issues relating to LCR and NSFR and, based on the discussion as well as the information and data that have been shared, take countermeasures to improve LCR and NSFR as necessary.
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
System development projects are managed and overseen by a team dedicated to performing such management and oversight functions, and the development status of any mission-critical IT systems is reported regularly to senior management.
We have developed disaster countermeasure systems and have also been investing in duplication of the Group’s IT infrastructure to minimize damage in the event of any system failure. Emergency drills are conducted to help increase staff preparedness.
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
(1)Adoption of the Advanced Measurement Approach (AMA)
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
(2)Outline of AMA
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
(3)Outline of Measurement Model
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
(4)Outline of Scenario Analysis
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
The holding company has established a Group Compliance Committee and each major subsidiary has established a Compliance Committee for deliberating key issues related to compliance. Additionally, the holding company has a Group Chief Compliance Officer, or CCO, Committee, which consists of the CCO of the holding company acting as committee chair and the CCOs of the major subsidiaries. The Group CCO Committee deliberates important matters related to compliance and compliance-related issues for which the Group should share a common understanding.
The following diagram summarizes our compliance framework:

Compliance Framework

Internal Reporting System and Accounting Auditing Hotline
The major subsidiaries have established internal reporting systems that aim to identify compliance issues early so that any problems can be quickly rectified. This system includes an independent external compliance hotline. Furthermore, the holding company has set up an MUFG Group Compliance Helpline that acts in parallel with group-company internal reporting systems and provides a reporting channel for directors and employees of Group companies. In the holding company, the contents of the reported cases as well as the results of surveys are reported to the audit committee on a regular basis or whenever necessary.
In addition to these internal reporting systems, the holding company has also established an accounting auditing hotline that provides a means to report any problems related to MUFG's accounting practices.
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
Hokusei Law Office, P.C.
Address: Sanshikaikan Bldg. 8th Floor 1-9-4 Yurakucho, Chiyoda-ku, Tokyo
e-mail:MUFG-accounting-audit-hotline@hokusei-law.com
When reporting information please pay attention to the following:
•Matters subject to reporting are limited to instances regarding the Group companies.
•Please provide detailed information with respect to the matter. Without detailed factual information there is a limit to how much our investigations can achieve.
•Anonymous information will be accepted.

•No information regarding the identity of the informant will be passed on to third parties without the approval of the informant him- or herself. However, this excludes instances where disclosure is legally mandated, or to the extent that the information is necessary for surveys or reports, when data may be passed on following the removal of the informant’s name.
•Please submit reports in either Japanese or English.
•If the informant wishes, we will endeavor to report back to the informant on the response taken within a reasonable period of time following the receipt of specific information, but cannot promise to do so in all instances.
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

Line	Divisions	Roles
The 1st Line of Defense	Business divisions and client-facing divisions	•Undertake risks within the extent of risk exposure assigned • Responsible and accountable for identifying, evaluating and controlling business risks

The 2nd Line of Defense	Risk management division, compliance division, etc.	•Ensure that risks are appropriately identified and managed by the 1st Line of Defense

The 3rd Line of Defense	Internal audit division	• Independently evaluate the effectiveness of the governance, risk management, and control processes implemented by the 1st and 2nd Lines of Defense
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
Item 12.    Description of Securities Other than Equity Securities.
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
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
Fees Waived or Paid by the Depositary
The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include the expenses relating to the delivery of annual reports, dividend fund remittances, stationery, postage and photocopying. For the fiscal year ended March 31, 2022, the Depositary waived $131,037.11 of standard out-of-pocket expenses.
The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based and conditioned on the number of outstanding ADSs and the amount of dividend fees collected by the Depositary. For the fiscal year ended March 31, 2022, the Depositary reimbursed us $1.0 million for such expenses.

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
Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2022.
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
(i)pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of MUFG,
(ii)provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of MUFG are being made only in accordance with authorizations of management and directors of MUFG, and
(iii)provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of MUFG’s assets that could have a material effect on the financial statements.
Because of inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2022 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2022.
The effectiveness of our internal control over financial reporting as of March 31, 2022 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 145.
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
(Kabushiki Kaisha Mitsubishi UFJ Financial Group):
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2022, based on criteria established in Internal Control—Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control—Integrated Framework(2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2022, of the MUFG Group and our report dated July 8, 2022, expressed an unqualified opinion on those financial statements.
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
July 8, 2022

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
Item 16B.     Code of Ethics.
We have adopted a code of ethics, which consists of internal rules named MUFG Group Code of Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The MUFG Group Code of Conduct was most recently amended on April 1, 2022 primarily to update and streamline explanatory commentaries. A copy of the MUFG Group Code of Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this Annual Report.
No waivers of the MUFG Group Code of Conduct or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2022.
Item 16C.     Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu LLC
The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2021 and 2022 are presented in the following table:

	2021	2022
	(in millions)
Audit fees	¥8,873	¥9,716
Audit-related fees	255	262
Tax fees	85	131
All other fees	54	—
Total	¥9,267	¥10,109
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
All other fees—All other fees primarily include fees for system advisory services.
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
•Periodic application is an application for pre-approval made each fiscal year for services that are expected to be provided by Deloitte Touche Tohmatsu LLC during the next fiscal year.

•Case-by-case application is an application for pre-approval made on a case-by-case basis for services to be provided by Deloitte Touche Tohmatsu LLC that are not covered by the periodic application.
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
Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% of the total fees paid to Deloitte Touche Tohmatsu LLC for each of the fiscal years ended March 31, 2021 and 2022.
Item 16D.     Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2021	2,373	¥589.42	—	—
May 1 to May 31, 2021	1,173	607.08	—	—
June 1 to June 30, 2021	1,884	618.76	—	—
July 1 to July 31, 2021	1,778	592.79	—	—
August 1 to August 31, 2021	2,729	591.59	—	—
September 1 to September 30, 2021	2,186	626.51	—	—
October 1 to October 31, 2021	2,639	648.27	—	—
November 1 to November 30, 2021	35,602,702	634.95	35,600,900	264,399,100
December 1 to December 31, 2021	82,255,310	623.35	82,252,400	182,146,700
January 1 to January 31, 2022	50,608,086	685.49	50,606,100	131,540,600
February 1 to February 28, 2022	53,554,878	728.73	53,552,600	77,988,000
March 1 to March 31, 2022	3,399,317	708.60	3,396,800	74,591,200
Total	225,435,055	¥665.45	225,408,800	ー

Notes:
(1)The shares purchased were shares constituting less than one unit (100 shares) purchased from registered holders of the shares and shares purchased pursuant to applicable Japanese law from shareholders who have not responded to communications sent to their registered addresses for five consecutive years or more and by whom dividend payments have not been received for five consecutive years, each at the current market price, in addition to those purchased as part of the publicly announced program described in Note (2) below.
(2)During November 2021 to March 2022, we repurchased 225,408,800 shares of our common stock for ¥149,999,964,992 under a share repurchase program that was adopted on November 15, 2021 and completed in March 2022. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 300,000,000 shares of our common stock and ¥150.0 billion between November 15, 2021 and March 31, 2022. The repurchased shares are held in treasury.
(3)On May 16, 2022, the Board of Directors approved a share repurchase program under which we are authorized to repurchase up to the lesser of 600,000,000 shares of our common stock and ¥300.0 billion between May 17, 2022 and November 11, 2022. We plan to cancel all of the shares repurchased under this program. Under the program, we have repurchased an aggregate of 105,461,600 shares as of June 30, 2022.
(4)On November 30, 2021, we cancelled 300,000,000 shares held in treasury.
We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2022.
In May 2021, 13,381,500 shares were purchased by the trustee of the trust for the initial performance-based stock compensation plan. In connection with the MUFG Americas Holdings Corporation Stock Bonus Plan, 13,000,195 ADSs were purchased by the trustee of the independent trust between April 1, 2021 and March 31, 2022. For descriptions of our stock compensation and bonus plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”
Item 16F.     Change in Registrant's Certifying Accountant.
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
As of the date of this Annual Report, we have nine outside directors as members of our board of directors, which consists of a total of sixteen members. Under our governance system, we are required to have independent outside directors on each of our nominating, audit and compensation committees, constituting a majority of its members. For a description of an outside director, see “Item 6.C. Directors and Senior Management—Board Practices.”
The Tokyo Stock Exchange rules require listed companies, including us, to identify at least one individual who the company believes is unlikely to have a conflict of interest with general shareholders and have such individual serve as an independent director or outside corporate auditor.
Further, companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have one third (or, in cases where such companies deem appropriate, the majority) of directors qualify as outside directors who are considered independent based on such internal standards as each company establishes pursuant to the Tokyo Stock Exchange requirements, or independent outside directors, or publicly disclose the reason for not having such directors on the board of directors. We have adopted and made public our corporate governance policy providing, among other things, that, in general, the majority of the members of our board of directors will be independent outside directors.
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
Under the Companies Act, we are required to have a compensation committee consisting of at least three directors, and the majority of its members must be outside directors. Further, companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have the majority of compensation committee members in principle qualify as independent outside directors or publicly disclose the reason for not having such directors on the compensation committee. Currently, our compensation committee consists of five directors, four of whom are independent outside directors.
4. A NYSE-listed U.S. company must have a nominating or corporate governance committee composed entirely of independent directors.
Under the Companies Act, we are required to have a nominating committee consisting of at least three directors, and the majority of its members must be outside directors. Further, companies listed on the Prime Market of the Tokyo Stock Exchange must have the majority of nominating committee members in principle qualify as independent outside directors or publicly disclose the reason for not having such directors on the nominating committee. Currently, our nominating committee, which we call the nominating and governance committee, consists of five directors, four of whom are independent outside directors.
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
Our corporate governance policies, which are called the “MUFG Corporate Governance Policies,” are based on applicable home-country rules, particularly the Tokyo Stock Exchange rules, which require listed companies, such as us, to adopt a corporate governance code setting forth fundamental principles designed to establish an effective corporate governance system or explain in their corporate governance reports the reasons for not adopting such a code. We disclose these policies on our website. The Tokyo Stock Exchange rules regarding corporate governance became stricter for companies listed on the Prime Market starting in April 2022, including without limitation those discussed in 1, 3 and 4 above.
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
Item 16H.     Mine Safety Disclosure.
Not Applicable.
Item 16I.     Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.
Not Applicable.

PART III

Item 17.     Financial Statements.
In lieu of responding to this item, we have responded to Item 18 of this Annual Report.
Item 18.     Financial Statements.
Our consolidated financial statements are included in this Annual Report, as required by this item, starting on page F-1.
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2020 and 2021 and for the fiscal years ended December 31, 2019, 2020 and 2021, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 24, 2022.
Item 19.     Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2022 (English translation)
1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*
1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2022 (English translation)
1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English Translation)**
1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1. 2022 (English translation)
1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
2(a)	Form of American Depositary Receipt*
2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder*
2(c)	Description of Securities***
4(a)	Share Purchase Agreement, dated September 21, 2021, among Mitsubishi UFJ Financial Group, Inc., MUFG Americas Holdings Corporation and U.S. Bancorp
8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”
11	MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2022****
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2022*****
99(c)	Financial Statements and Supplementary Data of Morgan Stanley******

Exhibit	Description
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

Notes:
*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**    Incorporated by reference to our registration statement on Form S-8 (File No. 333-230590) filed on March 29, 2019.
*** Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 9, 2021.
****    Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-242048) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****    Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-242048) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
******    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 24, 2022.

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
The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2020, 2021 and 2022. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. Average balances in the tables include those relating to the assets and liabilities held for sale of MUFG Union Bank. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2020			2021			2022
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥30,349,122	¥31,578	0.10%	¥38,009,750	¥33,413	0.09%	¥41,455,342	¥35,325	0.09%
Foreign	8,268,196	135,689	1.64	9,905,602	23,142	0.23	12,303,262	22,067	0.18
Total	38,617,318	167,267	0.43	47,915,352	56,555	0.12	53,758,604	57,392	0.11
Call loans and funds sold:
Domestic	608,539	433	0.07	514,946	107	0.02	1,083,472	62	0.01
Foreign	464,040	10,853	2.34	505,869	4,614	0.91	396,886	4,356	1.10
Total	1,072,579	11,286	1.05	1,020,815	4,721	0.46	1,480,358	4,418	0.30
Receivables under resale agreements:
Domestic	6,065,286	40	—	6,318,701	(5,121)	(0.08)	5,112,747	(4,910)	(0.10)
Foreign	8,810,657	219,846	2.50	8,234,923	74,175	0.90	7,263,156	24,401	0.34
Total	14,875,943	219,886	1.48	14,553,624	69,054	0.47	12,375,903	19,491	0.16
Receivables under securities borrowing transactions:
Domestic	1,496,487	4,151	0.28	1,938,906	1,782	0.09	1,789,988	2,487	0.14
Foreign	1,064,935	22,274	2.09	1,153,667	7,670	0.66	1,232,193	507	0.04
Total	2,561,422	26,425	1.03	3,092,573	9,452	0.31	3,022,181	2,994	0.10
Trading account assets:
Domestic	7,305,805	29,108	0.40	9,641,674	38,554	0.40	9,980,365	48,607	0.49
Foreign	22,242,975	460,734	2.07	22,805,949	334,646	1.47	23,319,951	351,578	1.51
Total	29,548,780	489,842	1.66	32,447,623	373,200	1.15	33,300,316	400,185	1.20
Investment securities(1):
Domestic	34,535,660	200,330	0.58	43,679,522	141,557	0.32	49,365,484	145,586	0.29
Foreign	8,623,509	214,175	2.48	8,568,989	156,703	1.83	9,417,502	168,910	1.79
Total	43,159,169	414,505	0.96	52,248,511	298,260	0.57	58,782,986	314,496	0.54
Loans(2):
Domestic	64,897,973	732,783	1.13	68,785,326	618,678	0.90	66,686,589	598,484	0.90
Foreign	51,550,492	1,865,149	3.62	48,852,657	1,322,076	2.71	46,772,112	1,133,478	2.42
Total	116,448,465	2,597,932	2.23	117,637,983	1,940,754	1.65	113,458,701	1,731,962	1.53
Total interest-earning assets:
Domestic	145,258,872	998,423	0.69	168,888,825	828,970	0.49	175,473,987	825,641	0.47
Foreign	101,024,804	2,928,720	2.90	100,027,656	1,923,026	1.92	100,705,062	1,705,297	1.69
Total	246,283,676	3,927,143	1.59	268,916,481	2,751,996	1.02	276,179,049	2,530,938	0.92

	Fiscal years ended March 31,
	2020			2021			2022
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Non-interest-earning assets:
Cash and due from banks	32,929,678			42,417,354			51,911,727
Other non-interest-earning assets	46,962,448			45,669,470			43,795,286
Allowance for credit losses	(675,353)			(1,010,734)			(1,297,725)
Total non-interest-earning assets	79,216,773			87,076,090			94,409,288
Total assets	¥325,500,449			¥355,992,571			¥370,588,337

Notes:
(1)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)Average balances on loans outstanding include all nonaccrual loans and loans modified into troubled debt restructurings. The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an insignificant amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2020			2021			2022
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥124,294,925	¥77,143	0.06%	¥135,662,556	¥35,308	0.03%	¥142,382,405	¥34,432	0.02%
Foreign	45,216,271	758,938	1.68	47,092,772	294,084	0.62	48,644,527	182,159	0.37
Total	169,511,196	836,081	0.49	182,755,328	329,392	0.18	191,026,932	216,591	0.11
Call money and funds purchased:
Domestic	2,300,542	261	0.01	2,054,431	(536)	(0.03)	1,756,392	(259)	(0.01)
Foreign	19,615	3,009	15.34	218,895	1,641	0.75	357,691	944	0.26
Total	2,320,157	3,270	0.14	2,273,326	1,105	0.05	2,114,083	685	0.03
Payables under repurchase agreements:
Domestic	14,285,652	137,615	0.96	15,408,367	40,346	0.26	15,565,212	20,883	0.13
Foreign	10,407,754	217,280	2.09	10,715,710	47,998	0.45	10,153,952	6,226	0.06
Total	24,693,406	354,895	1.44	26,124,077	88,344	0.34	25,719,164	27,109	0.11
Payables under securities lending transactions:
Domestic	659,048	(117)	(0.02)	622,100	(85)	(0.01)	362,987	402	0.11
Foreign	75,022	2,604	3.47	66,076	3,249	4.92	80,008	4,066	5.08
Total	734,070	2,487	0.34	688,176	3,164	0.46	442,995	4,468	1.01
Commercial paper:
Domestic	967,935	(489)	(0.05)	1,027,741	(85)	(0.01)	1,232,999	(76)	(0.01)
Foreign	4,380,026	93,359	2.13	3,376,101	18,869	0.56	3,181,684	4,980	0.16
Total	5,347,961	92,870	1.74	4,403,842	18,784	0.43	4,414,683	4,904	0.11
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	5,057,751	21,046	0.42	14,997,400	26,549	0.18	18,302,064	27,177	0.15
Foreign	3,162,971	50,991	1.61	2,833,046	27,070	0.96	3,016,333	19,897	0.66
Total	8,220,722	72,037	0.88	17,830,446	53,619	0.30	21,318,397	47,074	0.22
Long-term debt:
Domestic	25,313,006	237,995	0.94	29,205,636	181,679	0.62	32,236,949	194,458	0.60
Foreign	2,721,002	84,709	3.11	2,632,097	71,815	2.73	2,486,297	65,068	2.62
Total	28,034,008	322,704	1.15	31,837,733	253,494	0.80	34,723,246	259,526	0.75
Total interest-bearing liabilities:
Domestic	172,878,859	473,454	0.27	198,978,231	283,176	0.14	211,839,008	277,017	0.13
Foreign	65,982,661	1,210,890	1.84	66,934,697	464,726	0.69	67,920,492	283,340	0.42
Total	238,861,520	1,684,344	0.71	265,912,928	747,902	0.28	279,759,500	560,357	0.20
Non-interest-bearing liabilities	71,221,044			74,398,116			74,559,613
Total equity	15,417,885			15,681,527			16,269,224
Total liabilities and equity	¥325,500,449			¥355,992,571			¥370,588,337
Net interest income and interest rate spread		¥2,242,799	0.88%		¥2,004,094	0.74%		¥1,970,581	0.72%
Net interest income as a percentage of total interest-earning assets			0.91%			0.75%			0.71%
The percentage of total average assets attributable to foreign activities was 38.1%, 33.6% and 32.5% respectively, for the fiscal years ended March 31, 2020, 2021 and 2022.
The percentage of total average liabilities attributable to foreign activities was 38.2%, 33.8% and 32.8%, respectively, for the fiscal years ended March 31, 2020, 2021 and 2022.

Analysis of Net Interest Income
The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2021compared to the fiscal year ended March 31, 2020, and the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021.

	Fiscal year ended March 31, 2020 versus fiscal year ended March 31, 2021			Fiscal year ended March 31, 2021 versus fiscal year ended March 31, 2022
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥7,205	¥(5,370)	¥1,835	¥2,959	¥(1,047)	¥1,912
Foreign	22,548	(135,095)	(112,547)	4,938	(6,013)	(1,075)
Total	29,753	(140,465)	(110,712)	7,897	(7,060)	837
Call loans and funds sold:
Domestic	(59)	(267)	(326)	66	(111)	(45)
Foreign	901	(7,140)	(6,239)	(1,098)	840	(258)
Total	842	(7,407)	(6,565)	(1,032)	729	(303)
Receivables under resale agreements:
Domestic	2	(5,163)	(5,161)	1,069	(858)	211
Foreign	(13,514)	(132,157)	(145,671)	(7,884)	(41,890)	(49,774)
Total	(13,512)	(137,320)	(150,832)	(6,815)	(42,748)	(49,563)
Receivables under securities borrowing transactions:
Domestic	975	(3,344)	(2,369)	(146)	851	705
Foreign	1,718	(16,322)	(14,604)	489	(7,652)	(7,163)
Total	2,693	(19,666)	(16,973)	343	(6,801)	(6,458)
Trading account assets:
Domestic	9,340	106	9,446	1,395	8,658	10,053
Foreign	11,389	(137,477)	(126,088)	7,635	9,297	16,932
Total	20,729	(137,371)	(116,642)	9,030	17,955	26,985
Investment securities(2)：
Domestic	44,264	(103,037)	(58,773)	17,447	(13,418)	4,029
Foreign	(1,346)	(56,126)	(57,472)	15,267	(3,060)	12,207
Total	42,918	(159,163)	(116,245)	32,714	(16,478)	16,236
Loans:
Domestic	41,862	(155,967)	(114,105)	(18,839)	(1,355)	(20,194)
Foreign	(93,380)	(449,693)	(543,073)	(54,601)	(133,997)	(188,598)
Total	(51,518)	(605,660)	(657,178)	(73,440)	(135,352)	(208,792)
Total interest income:
Domestic	103,589	(273,042)	(169,453)	3,951	(7,280)	(3,329)
Foreign	(71,684)	(934,010)	(1,005,694)	(35,254)	(182,475)	(217,729)
Total	¥31,905	¥(1,207,052)	¥(1,175,147)	¥(31,303)	¥(189,755)	¥(221,058)

Notes:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2020 versus fiscal year ended March 31, 2021			Fiscal year ended March 31, 2021 versus fiscal year ended March 31, 2022
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥6,498	¥(48,333)	¥(41,835)	¥1,698	¥(2,574)	¥(876)
Foreign	30,270	(495,124)	(464,854)	9,395	(121,320)	(111,925)
Total	36,768	(543,457)	(506,689)	11,093	(123,894)	(112,801)
Call money and funds purchased:
Domestic	(25)	(772)	(797)	69	208	277
Foreign	3,983	(5,351)	(1,368)	708	(1,405)	(697)
Total	3,958	(6,123)	(2,165)	777	(1,197)	(420)
Payables under repurchase agreements:
Domestic	10,048	(107,317)	(97,269)	407	(19,870)	(19,463)
Foreign	6,246	(175,528)	(169,282)	(2,392)	(39,380)	(41,772)
Total	16,294	(282,845)	(266,551)	(1,985)	(59,250)	(61,235)
Payables under securities lending transactions:
Domestic	7	25	32	21	466	487
Foreign	(340)	985	645	705	112	817
Total	(333)	1,010	677	726	578	1,304
Commercial paper:
Domestic	(28)	432	404	(15)	24	9
Foreign	(17,656)	(56,834)	(74,490)	(1,029)	(12,860)	(13,889)
Total	(17,684)	(56,402)	(74,086)	(1,044)	(12,836)	(13,880)
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	22,972	(17,469)	5,503	5,305	(4,677)	628
Foreign	(4,877)	(19,044)	(23,921)	1,657	(8,830)	(7,173)
Total	18,095	(36,513)	(18,418)	6,962	(13,507)	(6,545)
Long-term debt:
Domestic	32,729	(89,045)	(56,316)	18,414	(5,635)	12,779
Foreign	(2,696)	(10,198)	(12,894)	(3,885)	(2,862)	(6,747)
Total	30,033	(99,243)	(69,210)	14,529	(8,497)	6,032
Total interest expense:
Domestic	72,201	(262,479)	(190,278)	25,899	(32,058)	(6,159)
Foreign	14,930	(761,094)	(746,164)	5,159	(186,545)	(181,386)
Total	¥87,131	¥(1,023,573)	¥(936,442)	¥31,058	¥(218,603)	¥(187,545)
Net interest income:
Domestic	¥31,388	¥(10,563)	¥20,825	¥(21,948)	¥24,778	¥2,830
Foreign	(86,614)	(172,916)	(259,530)	(40,413)	4,070	(36,343)
Total	¥(55,226)	¥(183,479)	¥(238,705)	¥(62,361)	¥28,848	¥(33,513)

Note:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II. Investments in Debt Securities

The following table presents the book values, maturities and weighted average yields of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2022. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥21,146,849	0.01%	¥5,848,670	0.05%	¥3,372,588	0.14%	¥3,959,657	0.64%	¥34,327,764	0.10%
Japanese prefectural and municipal bonds	154,955	0.22	1,951,056	0.18	2,040,133	0.15	—	—	4,146,144	0.17
Foreign government and official institution bonds	456,064	1.89	1,639,841	2.16	535,438	2.69	—	—	2,631,343	2.22
Corporate bonds	309,614	1.06	652,622	0.41	95,331	0.49	32,581	0.52	1,090,148	0.60
Residential mortgage-backed securities	—	—	10,753	0.44	51,213	0.44	838,441	0.21	900,407	0.22
Asset-backed securities	415,550	1.86	1,115,252	2.51	57,618	0.24	—	—	1,588,420	2.25
Other debt securities	16,375	2.28	33,909	3.84	39,131	4.29	14,164	0.17	103,579	3.33
Commercial paper	1,010,637	(0.01)	—	—	—	—	—	—	1,010,637	(0.01)
Total	¥23,510,044	0.09%	¥11,252,103	0.65%	¥6,191,452	0.41%	¥4,844,843	0.56%	¥45,798,442	0.32%

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥—	—%	¥1,158,174	0.48%	¥650,138	0.10%	¥—	—%	¥1,808,312	0.35%
Japanese prefectural and municipal bonds	—	—	82,895	0.01	92,177	0.16	—	—	175,072	0.09
Residential mortgage -backed securities	—	—	—	—	—	—	234,652	2.62	234,652	2.62
Asset-backed securities	7,645	0.46	2,870	1.11	1,509,680	1.05	856,878	1.55	2,377,073	1.23
Total	¥7,645	0.46%	¥1,243,939	0.45%	¥2,251,995	0.74%	¥1,091,530	1.78%	¥4,595,109	0.91%

III. Loan Portfolio
The following table shows the maturities of our loan portfolio at March 31, 2022:

	Maturity
	One year or less	One to five years	Five to 15 years	Over 15 years	Total
	(in millions)
Commercial
Domestic	¥26,286,289	¥17,167,109	¥8,903,621	¥1,687,699	¥54,044,718
Foreign	19,436,970	12,308,365	2,757,389	477,555	34,980,279
Residential	695,497	2,512,918	5,344,308	4,748,782	13,301,505
Card	287,567	170,577	6,122	—	464,266
MUAH	767,771	1,861,592	183,249	357	2,812,969
Krungsri	2,055,400	2,356,589	1,564,041	846,735	6,822,765
Other	543,961	422,774	1,535	76,851	1,045,121
Total	¥50,073,455	¥36,799,924	¥18,760,265	¥7,837,979	¥113,471,623
Unearned income, unamortized premiums—net and deferred loan fees—net					(322,230)
Total					¥113,149,393
The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2022 are shown below:

	Predetermined rate	Floating or adjustable rate	Total
	(in millions)
Commercial
Domestic	¥17,222,323	¥10,536,106	¥27,758,429
Foreign	792,280	14,751,029	15,543,309
Residential	2,579,997	10,026,011	12,606,008
Card	176,699	—	176,699
MUAH	165,153	1,880,045	2,045,198
Krungsri	2,455,576	2,311,789	4,767,365
Other	339,925	161,235	501,160
Total	¥23,731,953	¥39,666,215	¥63,398,168

IV. Allowance for Credit Losses
The following table shows an allocation of our allowance for credit losses, credit ratios, and components for ratio calculations at March 31, 2021 and 2022:

	2021		2022
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Commercial
Domestic	¥545,684	47.13%	¥659,601	47.63%
Foreign	188,893	27.14	274,485	30.83
Residential	82,893	11.36	69,887	11.72
Card	44,217	0.43	40,768	0.41
MUAH	131,755	7.40	30,365	2.48
Krungsri	293,396	5.69	322,386	6.01
Other	61,553	0.85	73,209	0.92
Allowance for credit losses Total	¥1,348,391	100.00%	¥1,470,701	100.00%

Loans, net of unearned income, unamortized premiums and deferred loan fees	¥115,718,863		¥113,149,393
Nonaccrual loans	¥1,222,403		¥1,192,775
Allowance for credit losses as a percentage of loans	1.17%		1.30%
Nonaccrual loans as a percentage of loans	1.06%		1.05%
Allowance for credit losses as a percentage of Nonaccrual loans	110.31%		123.30%

The following table shows ratio of net charge-offs to average loans outstanding for the fiscal years ended March 31, 2020, 2021 and 2022:

	Fiscal years ended March 31,
	2020			2021			2022
	Net charge-offs	Average loans outstanding	Ratio	Net charge-offs	Average loans outstanding	Ratio	Net charge-offs	Average loans outstanding	Ratio
	(in millions, except percentages)
Commercial
Domestic	¥11,036	¥50,856,254	0.02%	¥12,059	¥54,596,412	0.02%	¥24,299	¥53,231,613	0.05%
Foreign	47,863	34,921,818	0.14	56,583	32,307,809	0.18	21,651	30,604,489	0.07
Residential	2,852	13,470,487	0.02	2,732	13,662,900	0.02	2,107	12,967,432	0.02
Card	23,912	570,432	4.19	23,101	525,334	4.40	18,922	487,509	3.88
MUAH	23,761	9,634,028	0.25	36,014	9,232,029	0.39	9,676	8,774,764	0.11
Krungsri	54,737	6,187,247	0.88	69,777	6,290,791	1.11	60,584	6,388,121	0.95
Other	15,116	808,199	1.87	45,158	1,022,708	4.42	42,058	1,004,773	4.19
Total	¥179,277	¥116,448,465	0.15%	¥245,424	¥117,637,983	0.21%	¥179,297	¥113,458,701	0.16%

V. Deposits
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2020, 2021 and 2022:

	Fiscal years ended March 31,
	2020		2021		2022
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥25,243,586	—%	¥29,531,551	—%	¥32,195,640	—%
Interest-bearing demand deposits	81,846,344	0.07	93,175,326	0.01	100,484,992	0.01
Deposits at notice	1,413,584	0.00	1,575,097	0.00	1,666,104	0.00
Time deposits	39,291,672	0.04	39,404,132	0.07	38,602,335	0.07
Certificates of deposit	1,743,325	0.01	1,508,001	0.01	1,628,974	0.01
Foreign offices:
Non-interest-bearing demand deposits	5,037,045	—	5,654,123	—	4,627,968	—
Interest-bearing deposits, principally time deposits and certificates of deposit	45,216,271	1.68	47,092,772	0.62	48,644,527	0.37
Total	¥199,791,827		¥217,941,002		¥227,850,540
Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.
The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2020, 2021 and 2022 were ¥775,125 million, ¥720,283 million and ¥757,724 million, respectively.
At March 31, 2021 and 2022, our uninsured deposits were ¥140,322 billion and ¥138,119 billion, respectively. Our uninsured deposits consist of (1) the portion of deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) deposits that are otherwise uninsured (including for example, uninsured account deposits in domestic offices, uninsured account deposits in foreign offices, or the portion of deposits in foreign offices that are in excess of any country-specific insurance fund limit). Under the Deposit Insurance Act in Japan, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits in domestic offices, except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Domestic office's deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits in domestic offices are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit.
At March 31, 2022, (1) the portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) time deposits that are otherwise uninsured (including for example, uninsured account time deposits in domestic offices, uninsured account time deposits in foreign offices, or the portion of time deposits in foreign offices that are in excess of any country-specific insurance fund limit), by remaining maturity, are shown in the following table:

	Portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan	Time deposits that are otherwise uninsured	Total
	(in millions)
Three months or less	¥5,404,386	¥20,913,849	¥26,318,235
Over three months through six months	3,926,117	3,951,298	7,877,415
Over six months through twelve months	10,417,421	3,401,672	13,819,093
Over twelve months	3,910,874	829,073	4,739,947
Total	¥23,658,798	¥29,095,892	¥52,754,690

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group)
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2021 and 2022, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”) (all expressed in Japanese yen). In our opinion, the financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the MUFG Group’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control—Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 8, 2022, expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 1 to the financial statements, the MUFG Group changed its method of accounting for credit losses as of April 1, 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.
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

Allowance for Credit Losses—Commercial and Krungsri Segments — Macroeconomic Variables in Multiple Economic Forecast Scenarios and Weightings Given to Each Scenario—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description

The MUFG Group has banking subsidiaries that engage in lending as one of their core businesses. It maintains an allowance for credit losses, which is an estimate of the credit losses that are expected over the life, or exposure, of the financial instrument. The estimation of the allowance for credit losses involves significant judgments on a number of assumptions, including the assessment of risk characteristics, assignment of a borrower’s internal credit rating, valuation of collateral, expectations of future economic conditions and the development of qualitative adjustments. The MUFG Group divides its loan portfolio into the following segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other—and determines the allowance for credit losses for each segment. At March 31, 2022, the MUFG Group recorded ¥89,024.9 billion and ¥6,822.8 billion of loans in the Commercial segment and the Krungsri segment, respectively, and recorded an allowance for credit losses against these loans of ¥934.0 billion and ¥322.4 billion respectively.

The allowance for credit losses is estimated using quantitative models that incorporate economic forecast scenarios. These economic forecast scenarios include macroeconomic variables that have historically been correlated with historical credit losses. These variables include, but are not limited to, unemployment rates and gross domestic product. As any one economic forecast scenario is inherently uncertain, multiple economic forecast scenarios were leveraged. The macroeconomic variables in multiple economic forecast scenarios and weightings given to each scenario depend on a variety of factors including recent economic conditions and views of internal as well as third-party economists.

The determination of the allowance for credit losses for the Commercial and the Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with expectations of future economic conditions. Due to the heightened volatility and uncertainty in future economic conditions, including the degree of the impact and duration of the prolonged COVID-19 pandemic for the Commercial and Krungsri segments, and the sudden changes relating to the Russia-Ukraine situation for the Commercial segment, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario.

Thus, we identified certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario, which are used to determine the allowance for credit losses for the Commercial and the Krungsri segments as critical audit matters. Auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.
How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario used to determine the allowance for credit losses for the Commercial and the Krungsri segments included the following, among others:

•We tested the effectiveness of controls, including the review and approval of certain macroeconomic variables in the multiple economic forecast scenarios, and the review and approval of the weightings given to each scenario.

•We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls.

•With the assistance of our credit specialists, we evaluated the reasonableness of certain macroeconomic variables in the multiple economic forecast scenarios, such as unemployment rate and gross domestic product, and the reasonableness of the weightings given to each scenario by comparing to macroeconomic forecasts from available external sources.

Allowance for Credit Losses—Commercial and Krungsri Segments — Qualitative Adjustments—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description

The allowance for credit losses includes qualitative adjustments to cover losses that are expected but were not reflected in the modeled allowance.

The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with the development of qualitative adjustments. There was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to develop certain qualitative adjustments to capture the heightened volatility and uncertainty in the economy and events due to the prolonged COVID-19 pandemic for the Commercial and Krungsri segments, and the sudden changes relating to the Russia-Ukraine situation for the Commercial segment.

Thus, we identified certain qualitative adjustments included in the allowance for credit losses for the Commercial and Krungsri segments as a critical audit matter. Auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to certain qualitative adjustments included in the allowance for credit losses for the Commercial and Krungsri segments included the following, among others:

•We tested the effectiveness of controls, including the review and approval of the quantitative models and methodologies, and the review and approval of certain qualitative adjustments to modeled results.

•We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls.

•With the assistance of our credit specialists, we evaluated the appropriateness of the quantitative models and methodologies by assessing the conceptual soundness and model performance by inspecting model documentation as well as reperforming model performance testing to determine whether the models operated as intended.

•With the assistance of credit specialists, we evaluated the reasonableness of the use of qualitative adjustments to modeled results and tested significant judgments applied by management by comparing management’s results to available relevant external information.
Allowance for Credit Losses—Commercial Segment—Internal Credit Rating—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description

The determination of the allowance for credit losses for the Commercial segment required management to make significant judgments due to the subjectivity and uncertainty associated with the determination of a borrower’s internal credit rating, which were highly dependent on the estimation of a borrower’s performance and business sustainability, particularly in cases in which borrowers were experiencing weaknesses in their business performance. When these borrowers’ performance and business sustainability were affected by changes in the external and internal business environment, including the prolonged COVID-19 pandemic and the sudden changes relating to the Russia-Ukraine situation, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine the borrowers’ internal credit rating.

Thus, for particular borrowers heavily impacted by the prolonged COVID-19 pandemic and the sudden changes relating to the Russia-Ukraine situation, we identified the internal credit rating used to determine the allowance for credit losses for the Commercial segment as a critical audit matter. Auditing the borrowers’ internal credit rating required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the internal credit rating for particular borrowers used to determine the allowance for credit losses for the Commercial segment included the following, among others:

•We tested the effectiveness of controls, including the review and approval of the borrowers’ internal credit rating.

•We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls, including the borrowers’ underlying information.

•With the assistance of our credit specialists, we tested significant judgments applied by management to determine the internal credit rating and the appropriateness of the borrowers’ underlying information by comparing them with available relevant external information.
/s/Deloitte Touche Tohmatsu LLC
Tokyo, Japan
July 8, 2022
We have served as the MUFG Group’s auditor since 1976.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2021 AND 2022

(in millions)	2021	2022
ASSETS
Cash and due from banks (Note 9)	¥49,977,480	¥50,972,491
Interest-earning deposits in other banks (Note 9)	53,346,721	58,848,056
Cash, due from banks and interest-earning deposits in other banks	103,324,201	109,820,547
Call loans and funds sold	1,256,075	1,315,761
Receivables under resale agreements (Note 15)	13,779,763	12,503,396
Receivables under securities borrowing transactions (Note 15)	3,369,903	4,496,376
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,032,178 and ¥8,857,073 in 2021 and 2022) (including ¥18,231,238 and ¥17,135,481 measured at fair value under the fair value option in 2021 and 2022) (Notes 9, 15, 23 and 31)	44,444,379	42,668,336
Investment securities (Notes 3, 9 and 31):
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,877,061 and ¥3,151,799 in 2021 and 2022)	47,117,813	45,798,442
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥105,029 and ¥148,763 in 2021 and 2022) (fair value of ¥3,939,143 and ¥4,606,305 in 2021 and 2022)	3,903,763	4,595,109
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,532 and ¥741 in 2021 and 2022) (including ¥5,866,846 and ¥5,111,630 in 2021 and 2022 measured at fair value)	6,222,920	5,422,200
Total investment securities	57,244,496	55,815,751
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥204,488 and ¥167,152 in 2021 and 2022) (Notes 4 and 9)	115,718,863	113,149,393
Allowance for credit losses (Note 4)(1)	(1,348,391)	(1,470,701)
Net loans	114,370,472	111,678,692
Premises and equipment—net (Notes 5 and 7)	874,992	815,829
Customers’ acceptance liability	283,194	371,034
Intangible assets—net (Notes 2 and 6)	1,184,994	1,148,601
Goodwill (Notes 2 and 6)	370,852	303,611
Other assets (including assets held for sale relating to transferred business of MUFG Union Bank of ¥11,621,567 at March 31, 2022) (including net of allowance for credit losses of ¥14,741 and ¥13,998 at March 31, 2021 and 2022) (Notes 2, 7, 8, 9, 13, 14 and 31)	13,321,304	26,712,084
Total assets	¥353,824,625	¥367,650,018
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 25)
Cash and due from banks	¥2,698	¥6,728
Interest-earning deposits in other banks	30,422	27,382
Trading account assets	959,001	1,252,308
Investment securities	1,727,292	1,824,892
Loans	15,247,928	15,651,462
All other assets	161,075	195,795
Total assets of consolidated VIEs	¥18,128,416	¥18,958,567

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2021 AND 2022

(in millions, except shares)	2021	2022
LIABILITIES AND EQUITY
Deposits (Notes 9 and 10):
Domestic offices:
Non-interest-bearing	¥32,287,997	¥33,584,539
Interest-bearing	141,908,498	144,412,415
Overseas offices:
Non-interest-bearing	6,233,108	2,911,513
Interest-bearing	48,777,333	43,681,476
Total deposits	229,206,936	224,589,943
Call money and funds purchased (Notes 9 and 11)	2,353,830	2,416,313
Payables under repurchase agreements (Notes 9, 15 and 16)	24,567,943	27,725,612
Payables under securities lending transactions (Notes 9, 15 and 16)	842,590	1,021,887
Due to trust account and other short-term borrowings (including ¥196,113 and ¥123,028 measured at fair value under the fair value option in 2021 and 2022) (Notes 9, 12 and 31)	18,079,554	22,850,600
Trading account liabilities (Notes 15, 23 and 31)	12,017,553	11,019,046
Bank acceptances outstanding	283,194	371,034
Long-term debt (including ¥402,823 and ¥483,051 measured at fair value under the fair value option in 2021 and 2022) (Notes 7, 9, 12 and 31)	35,157,651	34,696,599
Other liabilities (including liabilities held for sale relating to transferred business of MUFG Union Bank of ¥11,157,660 at March 31, 2022)(Notes 1, 2, 7, 8, 9, 13, 14, 15, 16, 26 and 31)	15,070,820	26,662,462
Total liabilities	337,580,071	351,353,496
Commitments and contingent liabilities (Notes 24 and 26)
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 13,581,995,120 shares and 13,281,995,120 shares at March 31, 2021 and 2022, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	5,533,761	5,327,772
Retained earnings (Notes 19 and 33):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,589,900	8,172,646
Accumulated other comprehensive income (loss), net of taxes (Note 20)	(289,481)	227,033
Treasury stock, at cost—737,282,154 common shares and 668,286,238 common shares at March 31, 2021 and 2022	(503,072)	(452,224)
Total Mitsubishi UFJ Financial Group shareholders’ equity	15,660,949	15,605,068
Noncontrolling interests	583,605	691,454
Total equity	16,244,554	16,296,522
Total liabilities and equity	¥353,824,625	¥367,650,018
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 25)
Other short-term borrowings	¥33,599	¥39,582
Long-term debt	457,763	449,231
All other liabilities	103,457	95,219
Total liabilities of consolidated VIEs	¥594,819	¥584,032
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

(in millions)	2020	2021	2022
Interest income:
Loans, including fees (Note 4)	¥2,597,932	¥1,940,754	¥1,731,962
Deposits in other banks	167,267	56,555	57,392
Investment securities:
Interest	242,123	178,873	180,959
Dividends	172,382	119,387	133,537
Trading account assets	489,842	373,200	400,185
Call loans and funds sold	11,286	4,721	4,418
Receivables under resale agreements and securities borrowing transactions	246,311	78,506	22,485
Total	3,927,143	2,751,996	2,530,938
Interest expense:
Deposits	836,081	329,392	216,591
Call money and funds purchased	3,270	1,105	685
Payables under repurchase agreements and securities lending transactions	357,382	91,508	31,577
Due to trust account, other short-term borrowings and trading account liabilities	164,907	72,403	51,978
Long-term debt	322,704	253,494	259,526
Total	1,684,344	747,902	560,357
Net interest income	2,242,799	2,004,094	1,970,581
Provision for credit losses (Note 4)	321,713	484,210	277,995
Net interest income after provision for credit losses	1,921,086	1,519,884	1,692,586
Non-interest income:
Fees and commissions income (Note 27)	1,502,052	1,527,283	1,658,863
Foreign exchange gains (losses)—net (Note 28)	(281,790)	99,337	106,868
Trading account profits (losses)—net (Notes 28 and 31)	765,373	(410,368)	(824,420)
Investment securities gains (losses)—net (Note 3)	(532,248)	1,458,264	(119,026)
Equity in earnings of equity method investees—net (Note 14)	282,712	355,730	436,583
Gains on sales of loans (Note 4)	9,956	17,926	16,600
Gain on remeasurement of previously held equity method investment (Note 2)	41,218	—	—
Other non-interest income	88,422	109,615	119,321
Total	1,875,695	3,157,787	1,394,789
Non-interest expense:
Salaries and employee benefits (Note 13)	1,242,563	1,253,461	1,277,408
Occupancy expenses—net (Notes 5 and 26)	182,917	178,107	165,323
Fees and commissions expenses	332,033	318,797	310,861
Outsourcing expenses, including data processing	303,632	298,777	317,995
Depreciation of premises and equipment (Note 5)	113,489	87,305	82,652
Amortization of intangible assets (Note 6)	237,328	250,106	261,026
Impairment of intangible assets (Note 6)	3,732	21,680	33,301
Insurance premiums, including deposit insurance	98,441	90,529	95,551
Communications	59,976	59,798	57,369
Taxes and public charges	100,198	97,783	99,659
Impairment of goodwill (Note 6)	383,810	147,564	—
Provision for (reversal of) off-balance sheet credit instruments	(62,279)	(56,749)	46,339
Impairment of assets held for sale (Note 2)	—	—	134,141
Other non-interest expenses (Notes 5 and 26)	367,721	322,171	264,477
Total	3,363,561	3,069,329	3,146,102

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021AND 2022

(in millions, except per share amount)	2020	2021	2022
Income (loss) before income tax expense (benefit)	433,220	1,608,342	(58,727)
Income tax expense (benefit) (Note 8)	114,505	444,948	(14,511)
Net income (loss) before attribution of noncontrolling interests	318,715	1,163,394	(44,216)
Net income attributable to noncontrolling interests	12,760	46,096	39,104
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥305,955	¥1,117,298	¥(83,320)
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥305,955	¥1,117,298	¥(83,320)
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22):
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥23.69	¥86.88	¥(6.51)
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	23.47	86.56	(6.93)
Cash dividend per common share	23.50	25.00	26.00
Weighted average common shares outstanding	12,913	12,860	12,798
Weighted average diluted common shares outstanding	12,913	12,860	12,798

Note:
(1)New guidance on measurement of credit losses on financial instruments requires the allowance for credit losses to be measured using the current expected credit losses model from April 1, 2020. For additional information, refer to Note 1.

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

(in millions)	2020	2021	2022
Net income (loss) before attribution of noncontrolling interests	¥318,715	¥1,163,394	¥(44,216)
Other comprehensive income (loss), net of tax (Note 20):
Net unrealized gains (losses) on investment securities	23,619	(70,776)	(261,493)
Net debt valuation adjustments	54,172	(83,364)	23,324
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	10,642	32,175	(12,774)
Defined benefit plans (Note 13)	(131,523)	319,056	50,949
Foreign currency translation adjustments	(81,065)	(115,251)	752,479
Total	(124,155)	81,840	552,485
Comprehensive income	194,560	1,245,234	508,269
Net income attributable to noncontrolling interests	12,760	46,096	39,104
Other comprehensive income (loss) attributable to noncontrolling interests	11,993	(49,062)	35,971
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥169,807	¥1,248,200	¥433,194
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

(in millions, except per share amount)	2020		2021	2022
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,090,270		¥2,090,270	¥2,090,270
Balance at end of fiscal year	¥2,090,270		¥2,090,270	¥2,090,270
Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,577,186		¥5,533,520	¥5,533,761
Stock-based compensation	2,596		2,762	1,555
Retirement of common stock	(58,626)		—	(204,456)
Other—net	12,364		(2,521)	(3,088)
Balance at end of fiscal year	¥5,533,520		¥5,533,761	¥5,327,772
Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571		¥239,571	¥239,571
Balance at end of fiscal year	¥239,571		¥239,571	¥239,571
Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥8,094,026		¥8,079,530	¥8,589,900
Net income (loss) attributable to Mitsubishi UFJ Financial Group	305,955		1,117,298	(83,320)
Cash dividends:
Common stock—¥23.50 per share in 2020, ¥25.00 per share in 2021, and ¥26.00 per share in 2022	(303,742)		(321,089)	(333,934)
Losses on sales of shares of treasury stock	(1)		(1)	—
Effect of adopting new guidance by a foreign affiliated company	(1,825)	(1)	—	—
Effect of adopting new guidance on leases	(14,883)		—	—
Effect of adopting new guidance on measurement of credit losses on financial instruments (Note 1)	—		(285,838)	—
Balance at end of fiscal year	¥8,079,530		¥8,589,900	¥8,172,646

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

(in millions)	2020	2021	2022
Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of fiscal year	¥(284,269)	¥(420,417)	¥(289,481)
Net change during the fiscal year	(136,148)	130,902	516,514
Effect of adopting new guidance on measurement of credit losses on financial instruments (Note 1)	—	34	—
Balance at end of fiscal year	¥(420,417)	¥(289,481)	¥227,033
Treasury stock, at cost:
Balance at beginning of fiscal year	¥(517,236)	¥(505,987)	¥(503,072)
Purchases of shares of treasury stock (Note 18)	(50,028)	(20)	(158,529)
Sales of shares of treasury stock	2,635	2,598	5,581
Retirement of common stock	58,626	—	204,456
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	16	337	(660)
Balance at end of fiscal year	¥(505,987)	¥(503,072)	¥(452,224)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,016,487	¥15,660,949	¥15,605,068
Noncontrolling interests:
Balance at beginning of fiscal year	¥785,200	¥728,029	¥583,605
Initial subscriptions of noncontrolling interests	58,228	9,246	5,647
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(8,627)	(96,335)	67,300
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(119,797)	(22,430)	(14,468)
Decrease in noncontrolling interests related to disposition of subsidiaries	(3,488)	(23)	(80)
Net income attributable to noncontrolling interests	12,760	46,096	39,104
Dividends paid to noncontrolling interests	(8,487)	(6,523)	(25,626)
Other comprehensive income (loss), net of taxes	11,993	(49,062)	35,971
Effect of adopting new guidance on measurement of credit losses on financial instruments (Note 1)	—	(25,330)	—
Other—net	247	(63)	1
Balance at end of fiscal year	¥728,029	¥583,605	¥691,454
Total equity	¥15,744,516	¥16,244,554	¥16,296,522

Note:
(1)The effect resulted from the adoption of new accounting guidance on “Measurement of Credit Losses on Financial Instruments.”

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

(in millions)	2020	2021	2022
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥318,715	¥1,163,394	¥(44,216)
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	350,817	337,411	343,678
Impairment of goodwill (Note 6)	383,810	147,564	—
Impairment of intangible assets (Note 6)	3,732	21,680	33,301
Impairment of assets held for sale (Note 2)	—	—	134,141
Provision for credit losses (Note 4)	321,713	484,210	277,995
Employee benefit cost (income) for severance indemnities and pension plans (Note 13)	(6,917)	2,804	(25,675)
Investment securities (gains) losses—net	532,248	(1,458,264)	119,026
Amortization of premiums on investment securities	65,078	59,614	72,672
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 31)	2,894	5,002	(55,634)
Foreign exchange (gains) losses—net	544,763	(103,917)	(345,968)
Equity in earnings of equity method investees—net	(282,712)	(355,730)	(436,583)
Provision (benefit) for deferred income tax expense	(60,967)	266,273	(370,668)
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(4,902,492)	1,351,570	4,143,581
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	2,217,808	(1,463,152)	(2,195,400)
Net increase in collateral for derivative transactions	(217,864)	(421,781)	(824,720)
Net decrease (increase) in margin for listed derivative transactions	(279,844)	20,984	(103,568)
Decrease (increase) in cash collateral for the use of the Bank of Japan’s settlement infrastructure	(54,018)	(33,292)	65,838
Other—net	(292,664)	(269,437)	121,555
Net cash provided by (used in) operating activities	(1,355,900)	(245,067)	909,355
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	60,731,107	62,660,266	58,611,669
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	24,335,639	43,245,884	36,056,569
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(87,618,074)	(115,383,753)	(94,237,804)
Proceeds from maturities of Held-to-maturity debt securities	708,068	605,781	565,012
Purchases of Held-to-maturity debt securities	(495,346)	(382,159)	(1,712,488)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	3,871,908	1,903,784	2,212,801
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(3,129,666)	(1,561,344)	(1,503,946)
Acquisition of Bank Danamon, a subsidiary of BK, net of cash acquired (Note 2)	(243,597)	—	—
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB, net of cash acquired (Note 2)	(249,615)	—	—
Acquisition of DVB Bank’s Aviation Finance Division, net of cash acquired (Note 2)	(555,250)	—	—
Net cash paid for dispositions of certain business of MUAH	—	—	(724,428)
Net decrease (increase) in loans	(1,631,085)	2,939,996	164,122
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(13,714,288)	9,833,348	1,005,422
Proceeds from sales of premises and equipment	64,400	41,472	76,068
Capital expenditures for premises and equipment	(123,804)	(116,707)	(102,964)
Purchases of intangible assets	(308,081)	(250,061)	(264,038)
Proceeds from sales and dispositions of investments in equity method investees	171,882	64,011	65,398
Proceeds from sales of consolidated VIEs and subsidiaries—net	168,970	71,643	42,050
Other—net	(68,611)	(14,802)	(16,608)
Net cash provided by (used in) investing activities	(18,085,443)	3,657,359	236,835

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

(in millions)	2020	2021	2022
Cash flows from financing activities:
Net increase in deposits	5,746,624	23,428,386	1,559,807
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	8,077,351	(8,523,347)	1,128,806
Net increase (decrease) in due to trust account and other short-term borrowings	9,944,171	(939,069)	4,404,313
Proceeds from issuance of long-term debt	4,999,531	18,707,004	4,659,212
Repayments of long-term debt	(4,983,073)	(11,360,120)	(5,466,007)
Proceeds from sales of treasury stock	1,235	899	2,688
Payments for acquisition of treasury stock (Note 18)	(50,028)	(20)	(158,529)
Dividends paid	(303,728)	(321,024)	(333,844)
Dividends paid by subsidiaries to noncontrolling interests	(8,487)	(6,523)	(25,626)
Other—net	358,922	(22,566)	(385,778)
Net cash provided by financing activities	23,782,518	20,963,620	5,385,042
Effect of exchange rate changes on cash and cash equivalents	(362,652)	397,287	1,251,522
Net increase in cash and cash equivalents	3,978,523	24,773,199	7,782,754
Cash and cash equivalents at beginning of fiscal year	74,577,068	78,555,591	103,328,790
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	78,549,712	103,324,201	109,820,547
Restricted cash included in other assets	5,879	4,589	5,778
Cash and cash equivalents classified as assets held for sale included in other assets (Note 2)	—	—	1,285,219
Cash and cash equivalents at end of fiscal year	¥78,555,591	¥103,328,790	¥111,111,544

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥1,759,239	¥879,917	¥596,453
Income taxes, net of refunds	128,124	124,705	220,139
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements (Note 7)	12,754	3,487	4,055
Assets acquired under operating lease arrangements (Note 7)	46,482	50,564	48,095
Acquisition of Bank Danamon, a subsidiary of BK (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	1,811,160	—	—
Fair value of liabilities assumed	1,242,115	—	—
Fair value of noncontrolling interests	51,314	—	—
Acquisition of FSI (formerly, Colonial First State Global Asset Management), subsidiaries of TB (Note 2):
Fair value of assets acquired, excluding cash and cash equivalents	332,914	—	—
Fair value of liabilities assumed	68,519	—	—
Acquisition of DVB Bank’s Aviation Finance Division (Note 2):
Fair value of assets acquired	572,487	—	—
Fair value of liabilities assumed	2,599	—	—
Reclassification of assets and liabilities in transferred business of MUFG Union Bank to assets and liabilities held for sale (Note 2)：
Assets reclassified, excluding cash and cash equivalents	—	—	10,336,348
Liabilities reclassified	—	—	11,157,660
Dispositions of certain business of MUAH:
Assets transferred, excluding cash and cash equivalents	—	—	4,477
Liabilities transferred	—	—	758,654
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (“MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings” or “SCHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 29 for more information by business segment.
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
Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2020, 2021 and 2022, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in a decrease of ¥164.48 billion, an increase of ¥157.32 billion, and a decrease of ¥60.64 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2020, 2021 and 2022 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2020, 2021 and 2022.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2020, 2021 and 2022, there were no such transactions accounted for as sales or purchases.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Allowance for Credit Losses (Loans)—The MUFG Group maintains an allowance for credit losses, which is a valuation account that is deducted from the amortized cost basis of the loans to present the net amount expected to be collected on the loans. The amount necessary to adjust the allowance for credit losses for management’s current estimate of expected credit losses on loans is reported in net income as a credit loss expense.
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
Key elements relating to the policies and discipline used in determining the allowance for credit losses are credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and existing economic conditions. In determining the appropriate level of the allowance, the MUFG Group evaluates the probable loss by collateral value, historical loss experience, probability of insolvency and category of loan based on its type and characteristics.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the allowance methodology, the MUFG Group uses quantitative models that incorporate economic forecast scenarios. These economic forecast scenarios include macroeconomic variables that have historically been correlated with historical credit losses. These variables include, but are not limited to, unemployment rates and gross domestic product. As any one economic forecast scenario is inherently uncertain, multiple economic forecast scenarios were leveraged. The macroeconomic variables in multiple economic forecast scenarios and weightings given to each scenario depend on a variety of factors including recent economic conditions and views of internal, as well as third-party, economists. The allowance for credit losses for TDR is measured using the discounted cash flow method, or based on the fair value of the collateral if the loan is collateral dependent.
The allowance for credit losses includes qualitative adjustments to cover losses that are expected but were not reflected in the modeled allowance. For example, factors that the MUFG considers include remaining time to maturity and extent of prepayments, credit concentration, the volume and severity of past due, changes in lending policy and procedures, among others.
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
Qualitative adjustments are made to cover losses that are expected but not adequately captured in the quantitative forecasting model or economic assumptions, considering factors such as remaining time to maturity and extent of prepayments, the volume and severity of past due loans, changes in lending policy and procedures, the industry in which a borrower operates, and changes in other external factors. The collectively-assessed allowance methodology incorporates an economic forecast over a three-year period. Beyond the three-year economic forecast, the allowance methodology reverts to an average historical loss information on a straight-line basis over a two-year period. When a loan does not share risk characteristics with other loans, expected credit losses for that loan are measured on an individual basis. Individually-assessed allowance is measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the fair value of the collateral if the loan is collateral dependent.
The allowance for loans that have been modified into a TDR or reasonably expected to be modified into TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the original effective interest rate of the loans prior to modification.
In relation to loans categorized as Legally/Virtually Bankrupt, the carrying amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible, and is charged off.
Residential segment
In the Residential segment, the loans are comprised of smaller-balance homogeneous loans and expected credit losses of loans are measured on a collective basis. The allowance for credit losses is measured over the contractual term of the loans that is adjusted for expected prepayments, using the state transition probability matrix, which captures delinquency status changes and prepayments by loans’ remaining term, and is based on historical information and adjusted to incorporate expectations of future economic conditions considering economic variables, such as unemployment rates. The LGD is also used to capture the estimated loss on the loan that

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
would be realized upon the default of the borrower. The collectively-assessed allowance methodology incorporates an economic forecast over a three-year period. Beyond the three-year economic forecast, the allowance methodology reverts to average historical loss information on a straight-line basis over a two-year period.
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
MUFG Americas Holdings segment
In the MUFG Americas Holdings segment, expected credit losses are measured on a collective basis when similar risk characteristics exist. The allowance for credit loss is calculated as the product of PD, LGD, and EAD modeled parameters that are projected over the assets’ remaining contractual lives.Expected loss models use historical loss information and a variety of economic assumptions that consider economic variables such as gross domestic product and unemployment rates, to estimate PD, LGD, and EAD. These models are tailored to different loan segments, classes and products by changing the economic variables or their weighting in the calculation used to estimate expected losses. The collectively-assessed allowance methodology incorporates an economic forecast over a three-year period. Beyond the two-year economic forecast, the allowance methodology reverts to average historical loss information on a straight-line basis over two-year period. Loans that do not share risk characteristics are evaluated individually to determine the allowance balance. Individually-assessed allowance is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Krungsri segment
In the Krungsri segment, expected credit losses are measured on a collective basis for portfolios of loans that share similar economic risk characteristics. Expected credit losses are a probability-weighted estimate of the present value of credit losses. These are measured as the present value of the difference between the cash flows under the contract and the cash flows expected to be received arising from the weighting of multiple future economic scenarios that consider economic variables such as gross domestic product and unemployment rates, discounted at the loan’s effective interest rate. Qualitative adjustments are made to cover losses that are expected but not adequately captured in the quantitative forecasting model. Loans that do not share risk characteristics are evaluated individually to determine the allowance balance. Individually-assessed allowance is measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the fair value of the collateral if the loan is collateral dependent.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	3 to 10	Straight-line
Core deposit intangibles	9 to 16	Straight-line
Customer relationships	3 to 27	Straight-line, Declining-balance
Trade names	10 to 40	Straight-line
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
Assets and Liabilities Held for Sale—The MUFG Group classifies assets and liabilities as held for sale (“disposal group”) when management, having the authority to approve the action, commits to a plan to sell the disposal group and the sale is probable within one year, actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn, and the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal groups. The disposal group is measured at the lower of carrying value or fair value less costs to sell. Any loss resulting from the measurement is recognized in the period the held-for-sale criteria are met. Conversely, gains are not recognized until the date of the sale. After being classified as held for sale, loans held for investment are transferred to loans held for sale, carried at the lower of cost or fair value measured on a portfolio basis, and no allowance for loan losses is estimated. After being classified as held for sale, held-to-maturity debt securities are transferred to securities available for sale and assets are not depreciated or amortized.
In September 2021, the MUFG Group agreed to the sale of all shares in MUFG Union Bank, N.A., the wholly-owned primary operating subsidiary in the United States, to U.S. Bancorp. As a result, the assets and liabilities of MUFG Union Bank, which will be transferred to U.S. Bancorp, were reclassified as held for sale, and included in Other assets and Other liabilities in the accompanying consolidated balance sheets at March 31, 2022. See Note 2 for further discussion. Unless otherwise indicated, all other notes to the consolidated financial statements do not include amounts of assets and liabilities held for sale.
Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans (“SIPs”). The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Comprehensive Income—Comprehensive income includes net income (loss) before attribution to noncontrolling interests and other comprehensive income (“OCI”). All changes in unrealized gains and losses on investment securities, unrealized gains and losses on derivatives qualifying for cash flow hedges, defined benefit plans and foreign currency translation adjustments constitute OCI and are presented, with related income tax effects, in the accompanying consolidated statements of comprehensive income. OCI also includes changes in the instrument-specific credit risk on financial liabilities (“debt valuation adjustments” or “DVA”) accounted for under the fair value option.
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
Accounting Changes
Measurement of Credit Losses on Financial Instruments—In June 2016, the Financial Accounting Standards Board ("FASB") issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.

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
Recently Issued Accounting Pronouncements
Troubled Debt Restructurings and Vintage Disclosures – In March 2022, the FASB issued new guidance which eliminates the accounting and disclosure requirements for troubled debt restructurings by creditors and introduces new required disclosures for loan modifications made to borrowers experiencing financial difficulty. The guidance also amends the requirement for vintage disclosures

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
to disclose current period gross charge-offs by year of origination. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its consolidated financial statements and related disclosures.
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
In Step 1, MUFG Bank acquired an initial 19.9% equity interest in Danamon from the Sellers on December 29, 2017, based on a price of IDR 8,323 (approximately ¥70(1)) per share, for an investment amount of IDR 15,875 billion (approximately ¥133 billion (1)). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017 with certain adjustments applied. AFI continues to be the majority shareholder in Danamon after closing of Step 1. MUFG Bank classified Danamon’s equity securities as Available-for-sale securities on the acquisition date.
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
In Step 3, MUFG Bank acquired an additional 54.0% equity interest in Danamon from AFI and other shareholders on April 29, 2019, based on a price of IDR 9,590 (approximately ¥77(3)) per share, for an investment amount of IDR 50 trillion (approximately ¥397 billion) in cash. As a result, equity interest in Danamon increased to 94.0%, and Danamon became a consolidated subsidiary of MUFG Bank. The MUFG Group recorded goodwill of ¥254,271 million, none of which is deductible for income tax purposes and intangible assets of ¥146,899 million. The MUFG Group also recorded noncontrolling interests of ¥51,314 million at fair value determined by a quoted market price as of the acquisition date. The equity interest in Danamon held by MUFG Bank immediately before the acquisition date was remeasured to the fair value of ¥271,830 million based on the quoted market price, resulting in recognition of profits of ¥41,218 million which is included in Gain on remeasurement of previously held equity method investment in the accompanying consolidated statements of operations for the fiscal year ended March 31, 2020. During the fiscal year ended March 31, 2020, the MUFG Group incurred ¥869 million of acquisition-related costs. These expenses are included in Other non-interest expenses in the accompanying consolidated statements of operations for the fiscal year ended March 31, 2020. The revenue and net loss of Danamon and its subsidiaries since the acquisition date were ¥119,331 million and ¥4,553 million for the fiscal year ended March 31, 2020. In addition, MUFG Bank acquired an additional 92.1% equity interest in PT Bank Nusantara Parahyangan, Tbk. (“BNP”) from ACOM CO., LTD., an equity method investee of MUFG, and other shareholders, based on a price of IDR 4,088 (approximately ¥33(3)) per share, for an investment amount of IDR 3 trillion (approximately ¥24.1 billion). As a result, equity interest in BNP increased to 99.9%, and BNP became a consolidated subsidiary of MUFG Bank.
On May 1, 2019, MUFG Bank merged BNP into Danamon, acquiring an additional equity interest in Danamon in exchange for its equity interest in BNP, which resulted in MUFG Bank holding 94.1% equity interest in Danamon.

Notes:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
(1)Calculated based on the exchange rate of IDR1 = ¥0.0084
(2)Calculated based on the exchange rate of IDR1 = ¥0.0077
(3)Calculated based on the exchange rate of IDR1 = ¥0.0080
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Danamon and its subsidiaries as of the acquisition date:

(in millions)
Loans	¥1,086,638
Intangible assets(1)	146,899
Total assets	1,728,480
Deposits—Total deposits	915,075
Total liabilities	1,242,115

Note:
(1)Intangible assets with a weighted average amortization period of 13.2 years primarily include ¥79,552 million of relationships with agents with a weighted average amortization period of 13.1 years and ¥44,140 million of core deposit intangibles with a weighted average amortization period of 10.1 years.

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
Acquisition of Colonial First State Global Asset Management
On August 2, 2019, Mitsubishi UFJ Trust and Banking acquired 100.0% of the shares in each of the nine subsidiaries of Colonial First State Group Limited, for ¥312,225 million in cash, from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary, Colonial First State Group Limited, and thereby recorded goodwill of ¥177,065 million, none of which is deductible for income tax purposes and intangible assets of ¥105,973 million with a weighted average amortization period of 18.7 years primarily include ¥100,862 million of customer relationships with a weighted average amortization period of 18.0 years. These nine subsidiaries collectively, including their subsidiaries, had represented the global asset management business of Colonial First State Global Asset Management, and were renamed First Sentier Investors (“FSI”) on September 16, 2019.
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
The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the fiscal year ended March 31, 2020, the MUFG Group incurred ¥3,775 million of acquisition-related costs. These expenses are included in Other non-interest expenses in the accompanying consolidated statements of operations for the fiscal year ended March 31, 2020. Total assets acquired amounted to ¥197,867 million, including cash and bank deposits of ¥42,019 million and intangible assets of ¥105,973 million, and total liabilities assumed amounted to ¥68,519 million, including accrued bonuses of ¥18,769 million. The revenue and net loss of FSI and its subsidiaries since the acquisition date were ¥38,508 million and ¥734 million for the fiscal year ended March 31, 2020.
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
On November 18, 2019, MUFG Bank acquired DVB’s most of aviation finance client lending portfolio, employees, and other part of the operation infrastructure for ¥555 billion in cash. MUFG Bank recorded goodwill of ¥32,591 million. During the fiscal year ended March 31, 2021, the purchase price adjustments were made, which increased goodwill by ¥1,105 million. In November 2020, MUFG Bank decided to discontinue the acquisition of DVB’s aviation investment management and asset management businesses, that

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
was initially planned to be transferred to a newly established subsidiary of BOT Lease, since it was difficult to fully obtain the approval of the relevant national authorities.
The following table summarizes the estimated fair values of the assets acquired and liabilities as of the acquisition date:

(in millions)
Loans	¥515,933
Total assets	522,797
Total liabilities	138
Agreement to Sell MUFG Union Bank and Invest in Shares of U.S. Bancorp
In September 2021, the MUFG Group agreed to the sale of all shares in MUFG Union Bank, N.A., the wholly-owned primary operating subsidiary in the United States, to U.S. Bancorp. The businesses of MUFG Union Bank that the MUFG Group will transfer to U.S. Bancorp exclude the Global Corporate & Investment Banking (GCIB) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that will be retained by MUFG Union Bank), the Global Markets business to the extent related to the GCIB business and certain assets and liabilities etc. that are part of shared middle and back office functions etc. Under a legal agreement, the assets and liabilities of these operations will be transferred to other entities within MUFG before it sells the shares of MUFG Union Bank. The transfer of the MUFG Union Bank shares to U.S. Bancorp was originally expected to become effective in the first half of calendar year 2022. However, required U.S. regulatory approval process remains ongoing. Therefore, the expected closing date has shifted to the second half of calendar year 2022, subject to the receipt of required regulatory approvals and the satisfaction of other closing conditions. Through this transaction, the MUFG Group aims to maximize shareholder value by improving our capital efficiency.

The assets and liabilities of MUFG Union Bank, which will be transferred to U.S. Bancorp, were reclassified as held for sale, and included in Other assets and Other liabilities in the accompanying consolidated balance sheets at March 31, 2022.

Assets and liabilities reclassified as held for sale at March 31, 2022 are shown below:

At March 31, 2022
(in millions)
Assets held for sale:
Interest-earning deposits in other banks	¥1,110,633
Investment securities	3,188,257
Loans, net of allowance for credit losses	6,561,316
Other	761,361
Total	¥11,621,567
Liabilities held for sale:
Deposits	¥10,448,481
Other	709,179
Total	¥11,157,660

The loss amount which was recognized through lower of cost or market method from the assets and liabilities held for sale was ¥134,141 million, which is included in Impairment of assets held for sale in the consolidated statements of operations through the fiscal year ended March 31 2022 and it includes the fluctuation of the fair value related to the transferred business from the date of contract to March 31, 2022.

The business of MUFG Union Bank that will be transferred to U.S. Bancorp recorded pretax loss of ¥80,479 million, ¥52,021 million and ¥11,385 million for the fiscal year ended March 31, 2020, 2021 and 2022, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
3.    INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2021 and 2022:

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

Note:
(1)MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale debt securities to Held-to-maturity debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥4,849 million and ¥1,920 million, respectively, at March 31, 2021 and are not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2022:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥34,383,131	¥77,144	¥132,511	¥34,327,764
Japanese prefectural and municipal bonds	4,154,459	6,672	14,987	4,146,144
Foreign government and official institution bonds	2,671,797	8,586	49,040	2,631,343
Corporate bonds	1,081,620	9,601	1,073	1,090,148
Residential mortgage-backed securities	900,799	256	648	900,407
Asset-backed securities	1,547,098	41,544	222	1,588,420
Other debt securities	104,869	2,243	3,533	103,579
Commercial paper	1,010,607	49	19	1,010,637
Total	¥45,854,380	¥146,095	¥202,033	¥45,798,442
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,808,312	¥13,691	¥3,633	¥1,818,370
Japanese prefectural and municipal bonds	175,072	4	1,116	173,960
Residential mortgage-backed securities	234,652	49	8,778	225,923
Asset-backed securities	2,377,073	12,352	1,373	2,388,052
Total	¥4,595,109	¥26,096	¥14,900	¥4,606,305

Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2022 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥7,645	¥7,647	¥23,510,044
Due from one year to five years	1,243,939	1,257,188	11,252,103
Due from five years to ten years	2,251,995	2,250,937	6,191,452
Due after ten years	1,091,530	1,090,533	4,844,843
Total	¥4,595,109	¥4,606,305	¥45,798,442
Realized Gains and Losses
For the fiscal years ended March 31, 2020, 2021 and 2022, gross realized gains on sales of Available-for-sale debt securities were ¥151,015 million, ¥42,123 million and ¥85,525 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥44,662 million, ¥48,606 million and ¥36,698 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Impairment Losses on Investment Securities
For the fiscal year ended March 31, 2020, losses resulting from the impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥1,590 million, which were included in Investment securities gains (losses)—net in the accompanying consolidated statements of operations. These losses were recorded from Available-for-sale debt securities which mainly comprised of corporate bonds for the fiscal year ended March 31, 2020.
From the fiscal year ended March 31, 2021, as a result of the adoption of new guidance on a measurement of credit losses on financial instruments, an allowance for credit losses on Available-for-sale debt securities is required for impaired securities if a credit loss exists, and an allowance for credit losses on Held-to-maturity debt securities is required for expected credit losses over the remaining expected life.
For the fiscal year ended March 31, 2021, impairment losses on Available-for-sale debt securities, which mainly comprised of corporate bonds, were included in Investment securities gains (losses)—net in the accompanying consolidated statements of operations and were not material.
For the fiscal year ended March 31, 2022, impairment losses on Available-for-sale debt securities were included in Investment securities gains (losses)—net in the accompanying consolidated statements of operations and were ¥47,281 million. These were mainly the impairment losses on the Available-for-sale debt securities held by MUFG Union Bank, which were reclassified as held for sale, and included in Other assets in the accompanying consolidated balance sheets at March 31, 2022.
For the fiscal years ended March 31, 2021 and 2022, the MUFG Group’s Held-to-maturity debt securities were explicitly or implicitly guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Therefore, no credit losses were expected on these securities.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2021 and 2022 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2021:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥12,098,437	¥31,055	¥429,235	¥9,823	¥12,527,672	¥40,878	286
Japanese prefectural and municipal bonds	870,007	1,584	276,172	1,231	1,146,179	2,815	405
Foreign government and official institution bonds	429,204	11,768	50,478	13	479,682	11,781	71
Corporate bonds	96,582	166	229,518	235	326,100	401	120
Residential mortgage-backed securities	378,351	577	139,214	474	517,565	1,051	218
Commercial mortgage-backed securities	36,633	905	2,616	7	39,249	912	21
Asset-backed securities	190,795	394	49,428	256	240,223	650	89
Other debt securities	22,812	91	22,388	639	45,200	730	17
Commercial paper	116,016	5	—	—	116,016	5	8
Total	¥14,238,837	¥46,545	¥1,199,049	¥12,678	¥15,437,886	¥59,223	1,235

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2022:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥22,998,960	¥126,516	¥353,932	¥5,995	¥23,352,892	¥132,511	486
Japanese prefectural and municipal bonds	2,430,603	14,864	31,139	123	2,461,742	14,987	926
Foreign government and official institution bonds	1,376,267	31,470	167,446	17,570	1,543,713	49,040	87
Corporate bonds	427,739	925	94,364	148	522,103	1,073	173
Residential mortgage-backed securities	178,857	58	391,265	590	570,122	648	12
Asset-backed securities	115,695	222	—	—	115,695	222	12
Other debt securities	44,128	3,526	1,089	7	45,217	3,533	4
Commercial paper	367,043	19	—	—	367,043	19	30
Total	¥27,939,292	¥177,600	¥1,039,235	¥24,433	¥28,978,527	¥202,033	1,730
Evaluating Available-for-sale debt securities for Impairment losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Japanese prefectural and municipal bonds, Foreign government and official institution bonds
As of March 31, 2022, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of March 31, 2022 and no impairment loss has been recorded.
Corporate bonds
As of March 31, 2022, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of March 31, 2022, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group determined through analysis that no credit loss was identified on such securities as of March 31, 2022 because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.
Asset-backed securities
As of March 31, 2022, unrealized losses on these securities were primarily driven by certain CLOs, highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of March 31, 2022 and no impairment loss has been recorded.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at March 31, 2020, 2021 and 2022:

	Fiscal years ended March 31,
	2020	2021	2022
	(in millions)
Net gains (losses) recognized during the period(1)	¥(639,813)	¥1,467,763	¥(125,271)
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	(37,541)	47,775	(38,042)
Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥(602,272)	¥1,419,988	¥(87,229)

Note:
(1)Included in Investment securities gains (losses)—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2021 and 2022:

	2021	2022
	(in millions)
Measurement alternative balance	¥356,074	¥310,570
The related adjustments for these securities for the fiscal years ended March 31, 2020, 2021 and 2022 were as follows:

	Fiscal years ended March 31,
	2020	2021	2022
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(3,099)	¥(5,188)	¥(4,299)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥(953)	¥—	¥—
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥6,223	¥21,710	¥3,067

Notes:
(1)Included in Investment securities gains (losses)—net.
(2)Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.
(3)The MUFG Group applied measurement alternative downward or upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.
(4)The cumulative impairment losses at March 31, 2021 and 2022 were ¥10,102 million and ¥12,354 million respectively.
(5)The cumulative downward changes for observable prices at March 31, 2021 and 2022 were ¥953 million and ¥954 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2021 and 2022 were ¥54,806 million and ¥54,223 million, respectively.
4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 for further information.
Total Outstanding Loans and Past Due Analysis
The table below presents total outstanding loans and past due analysis by class at March 31, 2021 and 2022.

	Past Due
At March 31, 2021:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥4,763	¥22,996	¥27,759	¥54,605,452	¥47,632	¥54,680,843	¥4,673
Foreign	7,302	22,473	29,775	31,262,476	194,696	31,486,947	91
Residential	39,577	28,375	67,952	13,114,863	—	13,182,815	11,150
Card	2,127	26,786	28,913	450,383	22,945	502,241	—
MUAH	42,082	29,337	71,419	8,424,325	87,822	8,583,566	4,626
Krungsri	131,573	127,533	259,106	6,345,539	—	6,604,645	—
Other	21,776	24,201	45,977	940,711	—	986,688	—
Total	¥249,200	¥281,701	¥530,901	¥115,143,749	¥353,095	¥116,027,745	¥20,540
Unearned income, unamortized premiums—net and deferred loan fees—net						(308,882)
Total						¥115,718,863

	Past Due
At March 31, 2022:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥12,556	¥9,138	¥21,694	¥53,953,767	¥69,257	¥54,044,718	¥3,260
Foreign	17,405	10,598	28,003	34,578,265	374,011	34,980,279	—
Residential	32,078	13,598	45,676	13,255,829	—	13,301,505	3,360
Card	10,250	26,818	37,068	427,198	—	464,266	—
MUAH	625	—	625	2,741,503	70,841	2,812,969	—
Krungsri	115,636	126,494	242,130	6,580,635	—	6,822,765	—
Other	21,729	21,152	42,881	1,002,240	—	1,045,121	—
Total	¥210,279	¥207,798	¥418,077	¥112,539,437	¥514,109	¥113,471,623	¥6,620
Unearned income, unamortized premiums—net and deferred loan fees—net						(322,230)
Total						¥113,149,393

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The information on nonaccrual loans by class at March 31, 2021 and 2022, and recognized interest income on nonaccrual loans by class for the fiscal years ended March 31, 2021 and 2022 are shown below:

	Recorded Loan Balance
March 31, 2021:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥565,671	¥111,141	¥4,355
Foreign	258,391	96,833	5,110
Residential	67,968	4,720	923
Card	60,200	—	37
MUAH	73,706	30,242	1,057
Krungsri	161,338	3,042	5,562
Other	26,567	29	4,203
Total	¥1,213,841	¥246,007	¥21,247

	Recorded Loan Balance
March 31, 2022:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥633,768	¥109,919	¥6,532
Foreign	224,566	84,837	4,734
Residential	56,175	3,579	811
Card	62,578	—	25
MUAH	15,349	—	77
Krungsri	165,775	2,824	4,076
Other	26,618	7	3,688
Total	¥1,184,829	¥201,166	¥19,943

Notes:
(1)Nonaccrual loans in the above table do not include loans held for sale of ¥8,562 million and ¥7,946 million at March 31, 2021 and 2022, respectively.
(2)These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020		2021		2022
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥61,735	¥61,735	¥39,282	¥39,282	¥168,348	¥167,342
Foreign	39,827	39,827	33,839	33,839	16,144	16,144
Loans acquired with deteriorated credit quality	10,786	10,786	—	—	—	—
Residential(1)(3)	5,137	5,137	18,121	18,121	22,484	22,484
Card(2)(3)	22,625	21,561	20,857	19,737	20,937	19,824
MUAH(2)(3)	33,782	33,564	22,801	22,763	11,384	11,384
Krungsri(2)(3)	31,238	31,209	18,548	18,548	14,869	14,869
Other(2)(3)	12,781	12,780	24,968	24,956	11,403	11,403
Total	¥217,911	¥216,599	¥178,416	¥177,246	¥265,569	¥263,450

	2020	2021	2022
	Troubled Debt Restructurings That Subsequently defaulted
	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥8,857	¥16,179	¥12,020
Foreign	2,337	9,861	13,180
Residential(1)(3)	31	157	203
Card(2)(3)	3,320	2,733	2,746
MUAH(2)(3)	4,656	3,437	—
Krungsri(2)(3)	7,305	6,226	5,657
Other(2)(3)	15	857	4,715
Total	¥26,521	¥39,450	¥38,521

Notes:
(1)TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)TDRs for the Card, MUFG Americas Holdings, Krungsri and Other segments include accrual and nonaccrual loans.
(3)For the fiscal year ended March 31, 2020, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential, MUFG Americas Holdings and Krungsri segments and reduction in the stated rate was the primary concession type in the Card and Other segments. For the fiscal year ended March 31, 2021, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUFG Americas Holdings segment. For the fiscal year ended March 31, 2022, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUFG Americas Holdings segment.
A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2020, 2021 and 2022 was not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
In regards to the Card, MUFG Americas Holdings, Krungsri and Other segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent non₋accruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUFG Americas Holdings segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.
The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥130,788 million and ¥132,456 million at March 31, 2021 and 2022, respectively. See Note 24 for further discussion of commitments to extend credit.
In the MUFG Americas Holdings segment, TDR accounting was suspended for loan modifications , where COVID-19 related modifications were granted to loans that were current as of December 31, 2019, based on the Coronavirus Aid, Relief, and Economic Security Act, or where COVID-19 related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications were primarily payment deferrals, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.
In the Krungsri segment, TDR accounting was suspended for loan modifications , where COVID-19 related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications included payment deferrals and reductions in stated rate, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2021 and 2022 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2021	2020	2019	2018	2017	2016	Prior
	(in millions)
Commercial:	¥29,805,641	¥10,256,709	¥9,410,172	¥5,360,221	¥4,736,515	¥6,945,092	¥19,401,336	¥9,776	¥85,925,462
Domestic	22,402,694	6,392,946	6,126,746	3,840,964	3,649,145	5,286,408	6,934,308	—	54,633,211
Normal	21,936,776	6,058,126	5,915,318	3,666,734	3,551,332	4,847,597	6,604,586	—	52,580,469
Close Watch	431,223	319,073	195,630	162,176	74,698	317,622	306,236	—	1,806,658
Likely to become Bankrupt or Legally/Virtually Bankrupt	34,695	15,747	15,798	12,054	23,115	121,189	23,486	—	246,084
Foreign	7,402,947	3,863,763	3,283,426	1,519,257	1,087,370	1,658,684	12,467,028	9,776	31,292,251
Normal	7,158,793	3,704,240	3,155,261	1,423,064	1,032,052	1,534,943	12,231,018	9,776	30,249,147
Close Watch	200,305	118,027	91,867	60,422	51,433	69,436	197,405	—	788,895
Likely to become Bankrupt or Legally/Virtually Bankrupt	43,849	41,496	36,298	35,771	3,885	54,305	38,605	—	254,209
Residential	¥623,328	¥847,314	¥822,883	¥892,166	¥1,304,110	¥8,660,022	¥32,984	¥8	¥13,182,815
Accrual	623,035	846,787	822,411	891,407	1,302,427	8,599,621	30,897	—	13,116,585
Nonaccrual	293	527	472	759	1,683	60,401	2,087	8	66,230
Card	¥14	¥96	¥171	¥304	¥110	¥513	¥417,804	¥60,284	¥479,296
Accrual	1	10	13	19	7	79	404,301	14,666	419,096
Nonaccrual	13	86	158	285	103	434	13,503	45,618	60,200
MUAH	¥1,406,996	¥1,366,930	¥915,570	¥861,742	¥770,568	¥1,291,561	¥1,882,377	¥—	¥8,495,744
Credit Quality Based on the Number of Delinquencies
Accrual	472,892	608,580	324,369	552,380	516,051	656,087	130,514	—	3,260,873
Nonaccrual	—	725	518	1,139	1,035	14,801	828	—	19,046
Credit Quality Based on Internal Credit Ratings
Pass	920,959	707,841	486,354	287,316	236,715	542,634	1,625,799	—	4,807,618
Special Mention	4,865	31,361	49,784	14,904	9,522	30,015	76,487	—	216,938
Classified	8,280	18,423	54,545	6,003	7,245	48,024	48,749	—	191,269
Krungsri	¥1,316,031	¥1,197,815	¥958,241	¥506,919	¥285,427	¥402,752	¥1,922,946	¥14,514	¥6,604,645
Performing	1,251,246	1,086,710	855,915	434,818	241,811	314,114	1,754,840	—	5,939,454
Under-Performing	52,821	85,408	74,848	57,314	31,886	57,129	144,447	—	503,853
Non-Performing	11,964	25,697	27,478	14,787	11,730	31,509	23,659	14,514	161,338
Other	¥338,342	¥164,650	¥84,115	¥37,394	¥11,030	¥8,538	¥342,619	¥—	¥986,688
Accrual	335,830	159,363	79,608	35,366	10,556	8,201	331,197	—	960,121
Nonaccrual	2,512	5,287	4,507	2,028	474	337	11,422	—	26,567

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2022:	2021	2020	2019	2018	2017	Prior
	(in millions)
Commercial:	¥27,445,726	¥10,850,943	¥7,634,337	¥6,509,048	¥3,924,194	¥8,827,987	¥23,380,258	¥9,236	¥88,581,729
Domestic	19,038,698	7,937,529	5,003,439	4,499,174	2,817,819	6,639,931	8,038,871	—	53,975,461
Normal	18,756,933	7,646,272	4,669,784	4,335,640	2,698,956	6,205,070	7,686,772	—	51,999,427
Close Watch	257,276	266,311	167,387	150,834	104,047	307,367	306,193	—	1,559,415
Likely to become Bankrupt or Legally/Virtually Bankrupt	24,489	24,946	166,268	12,700	14,816	127,494	45,906	—	416,619
Foreign	8,407,028	2,913,414	2,630,898	2,009,874	1,106,375	2,188,056	15,341,387	9,236	34,606,268
Normal	8,250,729	2,814,362	2,501,594	1,881,532	1,031,105	2,031,243	15,089,995	1,912	33,602,472
Close Watch	149,502	90,355	73,253	110,170	36,274	93,622	223,203	7,324	783,703
Likely to become Bankrupt or Legally/Virtually Bankrupt	6,797	8,697	56,051	18,172	38,996	63,191	28,189	—	220,093
Residential	¥782,446	¥641,706	¥976,736	¥866,282	¥900,959	¥9,104,691	¥28,685	¥—	¥13,301,505
Accrual	782,314	641,499	976,162	865,761	900,120	9,054,326	26,460	—	13,246,642
Nonaccrual	132	207	574	521	839	50,365	2,225	—	54,863
Card	¥19	¥106	¥182	¥175	¥276	¥437	¥400,552	¥62,519	¥464,266
Accrual	1	8	8	9	13	41	387,648	13,960	401,688
Nonaccrual	18	98	174	166	263	396	12,904	48,559	62,578
MUAH	¥364,236	¥306,134	¥147,821	¥62,455	¥50,264	¥122,149	¥1,689,069	¥—	¥2,742,128
Credit Quality Based on Internal Credit Ratings
Pass	357,334	298,658	126,083	48,653	43,938	117,778	1,642,946	—	2,635,390
Special Mention	3,106	—	20,013	2,415	5,981	805	33,471	—	65,791
Classified	3,796	7,476	1,725	11,387	345	3,566	12,652	—	40,947
Krungsri	¥1,350,265	¥964,094	¥901,955	¥680,090	¥329,847	¥481,981	¥2,099,727	¥14,806	¥6,822,765
Performing	1,297,054	891,374	788,828	573,840	270,783	363,905	1,961,481	—	6,147,265
Under-Performing	42,326	58,084	90,519	80,841	45,982	78,690	113,283	—	509,725
Non-Performing	10,885	14,636	22,608	25,409	13,082	39,386	24,963	14,806	165,775
Other	¥400,482	¥143,336	¥85,496	¥40,445	¥35,346	¥—	¥340,016	¥—	¥1,045,121
Accrual	398,744	136,317	83,278	38,609	32,934	—	328,621	—	1,018,503
Nonaccrual	1,738	7,019	2,218	1,836	2,412	—	11,395	—	26,618

Note:
(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Loans within the Krungsri segment are categorized as Performing, Under-Performing or Non-Performing based on their delinquency status. Loans categorized as Under-Performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans that are 30 days or more past due, and loans categorized as Non-Performing generally represent those that are 90 days or more past due.
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
Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2020, 2021 and 2022 are shown below:

Fiscal year ended March 31, 2020:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥389,615	¥38,626	¥32,550	¥52,581	¥144,812	¥—	¥658,184
Provision for (reversal of) credit losses	153,782	(1,028)	26,542	30,825	70,023	41,569	321,713
Charge-offs	85,326	3,227	25,149	27,934	77,907	23,592	243,135
Recoveries collected	26,427	375	1,237	4,173	23,170	8,476	63,858
Net charge-offs	58,899	2,852	23,912	23,761	54,737	15,116	179,277
Other(1)	(2,223)	—	—	(650)	9,528	2,265	8,920
Balance at end of fiscal year	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2021:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540
Effect of adopting new guidance on measurement of credit losses on financial instruments(2)	83,828	49,494	14,262	25,037	118,333	32,750	323,704
Provision for credit losses	235,584	1,385	17,876	90,064	90,167	49,134	484,210
Charge-offs	77,904	2,745	24,564	40,376	93,192	51,725	290,506
Recoveries collected	9,262	13	1,463	4,362	23,415	6,567	45,082
Net charge-offs	68,642	2,732	23,101	36,014	69,777	45,158	245,424
Other(1)	1,532	—	—	(6,327)	(14,953)	(3,891)	(23,639)
Balance at end of fiscal year	¥734,577	¥82,893	¥44,217	¥131,755	¥293,396	¥61,553	¥1,348,391

Fiscal year ended March 31, 2022:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥734,577	¥82,893	¥44,217	¥131,755	¥293,396	¥61,553	¥1,348,391
Provision for (reversal of) credit losses	236,659	(10,899)	15,473	(101,112)	90,514	47,360	277,995
Charge-offs	57,848	2,121	20,153	19,208	83,474	55,208	238,012
Recoveries collected	11,898	14	1,231	9,532	22,890	13,150	58,715
Net charge-offs	45,950	2,107	18,922	9,676	60,584	42,058	179,297
Other(1)	8,800	—	—	9,398	(940)	6,354	23,612
Balance at end of fiscal year	¥934,086	¥69,887	¥40,768	¥30,365	¥322,386	¥73,209	¥1,470,701

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)See Note 1 for more information.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease from charge-offs in the allowance for credit losses amounting to ¥19.4 billion, ¥16.8 billion and ¥0.4 billion for the fiscal years ended March 31, 2020 , 2021 and 2022, respectively, due to loan disposal activity.
The MUFG Group sold ¥2,136 billion, ¥1,684 billion and ¥2,011 billion of loans within the Commercial segment during the fiscal years ended March 31, 2020, 2021 and 2022, respectively.
The MUFG Group sold ¥586 billion and ¥518 billion of loans within the MUFG Americas Holdings segment during the fiscal years ended March 31, 2021 and 2022, respectively.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
As of March 31, 2021 and 2022, for the Commercial, MUFG Americas Holdings, Krungsri and Other segments, collateral relating to these loans is comprised primarily of real estate, and to a lesser extent, exchange traded equity securities and deposits etc. For the Residential segment, collateral on these loans was mainly real estate.
5.    PREMISES AND EQUIPMENT
Premises and equipment at March 31, 2021 and 2022 consisted of the following:

	2021	2022
	(in millions)
Land	¥379,560	¥372,710
Buildings	765,341	766,945
Equipment and furniture	564,273	497,478
Leasehold improvements	303,164	255,679
Construction in progress	46,513	30,894
Total	2,058,851	1,923,706
Less accumulated depreciation	1,183,859	1,107,877
Premises and equipment-net	¥874,992	¥815,829
For the fiscal years ended March 31, 2020, 2021 and 2022, the MUFG Group recognized ¥16,575 million, ¥11,424 million and ¥6,574 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥194 million, ¥773 million and ¥58 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

6.    GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2021 and 2022:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Total
	(in millions)
Balance at March 31, 2020:
Goodwill	¥138,538	¥738,645	¥214,071	¥2,300	¥1,093,554
Accumulated impairment losses(2)	(32,868)	(528,692)	(14,368)	—	(575,928)
	105,670	209,953	199,703	2,300	517,626
Goodwill acquired during the fiscal year(1)	1,105	—	4,164	—	5,269
Impairment loss	(30,525)	(117,039)	—	—	(147,564)
Foreign currency translation adjustments and other	456	(10,001)	5,066	—	(4,479)
Balance at March 31, 2021:
Goodwill	140,099	728,644	223,301	2,300	1,094,344
Accumulated impairment losses	(63,393)	(645,731)	(14,368)	—	(723,492)
	¥76,706	¥82,913	¥208,933	¥2,300	¥370,852
Foreign currency translation adjustments and other	4,694	7,358	12,493	—	24,545
Balance at March 31, 2022:
Goodwill	144,793	736,002	235,794	2,300	1,118,889
Accumulated impairment losses	(63,393)	(645,731)	(14,368)	—	(723,492)
Less: Goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank(3)	(2,415)	(89,371)	—	—	(91,786)
	¥78,985	¥900	¥221,426	¥2,300	¥303,611

Notes:
(1)See Note 2 for the goodwill acquired in connection with acquisitions.
(2)Effective April 1, 2018, the MUFG Group reorganized its business groups. Goodwill originally recognized for Retail Banking Business Group, Corporate Banking Business Group, Trust Assets Business Group and Global Business Group other than MUAH and Krungsri was ¥1,900,019 million, which has been fully impaired before April 1, 2017. As these impairment losses recorded in past before the reorganization of the segment and are irrelevant to the annual impairment test under the new segment, the accumulated impaired loss is not allocated to new business segments after the reorganization of business group.
(3)Represents goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying consolidated balance sheet at March 31, 2022. See Notes 2 for more information.
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
For the fiscal year ended March 31, 2020, the MUFG Group recognized ¥241,356 million of an impairment of goodwill relating to Danamon reporting unit within the Global Commercial Banking Business Group Segment, which is included in impairment of goodwill in the accompanying consolidated statements of operations. In determining the acquisition price of Bank Danamon, the results of multiple valuation techniques were considered with an expectation to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia. After the acquisition of Danamon by MUFG Bank, Danamon’s market capitalization decreased. As a result, the fair value of the reporting unit as an exit price was measured on June 30, 2019 for the quantitative goodwill impairment test, and led to impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit, including goodwill, reflecting a reduction in stock price as well as changes in the inputs to the valuation techniques in comparison to those considered in determining the acquisition price such as discount rate. The measurement of the fair value of the reporting unit was primarily based on a market approach, and was also corroborated by multiple valuation techniques.
For the fiscal year ended March 31, 2020, the MUFG Group recognized ¥62,157 million of impairment of goodwill relating to Krungsri reporting unit within the Global Commercial Banking Business Group segment. The global economic slowdown led to

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
For the fiscal year ended March 31, 2021, the MUFG Group recognized ¥147,564 million in impairment of goodwill relating to MUAH reporting unit within the Global Commercial Banking Business Group segment and Global Corporate & Investment Banking Business Group segment. Due largely to increases in observed market discount rates, the fair values of the reporting units were lowered. This led management to believe that the fair values of certain reporting unit was below carrying value. As a result, the fair value of the reporting unit was measured for the quantitative goodwill impairment test, and led to impairment of goodwill with the fair value fallen below the carrying amount of the reporting unit. The MUFG Group estimated the fair value of its reporting units using a combination of the income and the market approaches. This goodwill impairment includes the impact of an intervening event due to the economic environment triggered by COVID-19 for the three-month period ended March 31, 2020.
The MUFG Group consolidates certain subsidiaries, including MUAH, based on financial information for the year ended December 31 as this date and MUFG’s fiscal year which ends on March 31 have been treated as coterminous.
Other Intangible Assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2021 and 2022:

	2021			2022
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥3,025,769	¥2,249,340	¥776,429	¥3,169,332	¥2,380,861	¥788,471
Customer relationships	555,796	290,641	265,155	528,969	282,324	246,645
Core deposit intangibles	164,979	102,958	62,021	114,059	58,972	55,087
Trade names	92,422	41,629	50,793	76,858	36,846	40,012
Other	16,136	5,640	10,496	15,194	4,859	10,335
Total	¥3,855,102	¥2,690,208	1,164,894	¥3,904,412	¥2,763,862	1,140,550
Intangible assets not subject to amortization:
Other(1)			20,100			8,051
Total			¥1,184,994			¥1,148,601

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Note:
(1)Intangible assets not subject to amortization includes ¥11,355 million and nil of mortgage servicing rights accounted for at fair value at March 31, 2021 and 2022, respectively.
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
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2022 amounted to ¥262,826 million, which primarily consisted of ¥262,645 million of software. The weighted average amortization periods for these assets are 6 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2022 amounted to ¥3,498 million.
For the fiscal years ended March 31, 2020, 2021 and 2022, the MUFG Group recognized ¥3,732 million, ¥21,680 million and ¥33,301 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.
The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2023	¥270,745
2024	232,942
2025	190,321
2026	142,645
2027	99,395
7.    LEASE TRANSACTIONS
Lease transactions as a lessee
Right-of-use assets of finance leases, which are principally related to data processing equipment and included in Premises and equipment in the accompanying consolidated balance sheets, amounted to ¥15,218 million and ¥12,980 million at March 31, 2021 and 2022, respectively. Lease liabilities of these finance leases, which are included in Long-term debt in the accompanying consolidated balance sheets, amounted to ¥20,137 million and ¥16,104 million at March 31, 2021 and 2022, respectively.
Right-of-use assets of operating leases, which are principally related to office space and equipment are included in Other assets in the accompanying consolidated balance sheets, amounted to ¥338,547 million and ¥261,803 million at March 31, 2021 and 2022, respectively. Lease liabilities of these operating leases, which are included in Other liabilities in the accompanying consolidated balance sheets, amounted to ¥476,104 million and ¥384,183 million at March 31, 2021 and 2022, respectively.
For the fiscal years ended March 31, 2021 and 2022, the MUFG Group recognized ¥56,424 and ¥20,830, respectively, of impairment losses for Right-of-use assets of operating leases, where recovery of the carrying amount is doubtful. The losses are included in Other non-interest expenses.
The discount rates used in determining the present value of leases are the MUFG Group’s incremental borrowing rate, developed based upon each lease’s term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that the MUFG Group will exercise that option. The MUFG Group has elected to exclude leases with original terms of less than one year from the operating lease right-of-use assets and lease liabilities. The MUFG Group’s lease arrangements that have not yet commenced as of March 31, 2022 are not material. Variable lease costs did not have a material impact on the MUFG Group’s results of operations.
The following table presents profit or loss of lease transactions as a lessee for the fiscal years ended March 31, 2020, 2021 and 2022:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2020	2021	2022
	(in millions)
Finance lease cost:
Amortization of right-of-use assets	¥5,455	¥4,971	¥4,816
Interest on lease liabilities	460	240	198
Operating lease cost	99,939	91,276	81,206
The following table presents information of lease transactions as a lessee for the fiscal years ended March 31, 2021 and 2022:

	2021	2022
	(in millions, except years and percentages)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	¥331	¥262
Operating cash flows from operating leases	102,982	107,047
Financing cash flows from finance leases	7,709	7,426
Right-of-use assets obtained in exchange for new finance lease liabilities	3,487	4,055
Right-of-use assets obtained in exchange for new operating lease liabilities	50,564	48,095
Weighted-average remaining lease term:
Finance leases	4.1 years	3.6 years
Operating leases	8.3 years	8.0 years
Weighted-average discount rate:
Finance leases	0.87%	0.77%
Operating leases	0.97%	0.76%
Maturities of lease liabilities as of March 31, 2022 are as follows:

	Finance leases	Operating leases
	(in millions)
2023	¥6,250	¥89,016
2024	4,583	70,274
2025	2,395	51,582
2026	1,532	40,012
2027	839	28,138
2028 and thereafter	916	124,388
Total undiscounted cash flows	16,515	403,410
Difference between undiscounted and discounted cash flows	(411)	(19,227)
Amount on balance sheet	¥16,104	¥384,183
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents profit or loss of lease transactions as a lessor for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥119,010	¥122,810	¥116,430
Operating leases:
Lease income	7,856	3,663	4,202
Total	¥126,866	¥126,473	¥120,632
Finance income on net investment is included in Interest income—Loans, including fees in the consolidated statements of operations. Lease income from operating lease transactions is included in Other non-interest income in the consolidated statements of operations.
The following table presents the components of sales type and direct financing leases transactions as of March 31, 2021 and 2022.

	2021	2022
	(in millions)
Lease receivables (undiscounted)	¥1,913,852	¥1,855,125
Adjustments:
Discounted unguaranteed residual value	15,435	12,439
Initial direct cost on sales type and direct financing leases	27,869	27,695
Deferred selling profit	(313,784)	(306,316)
Net investment in sales type and direct financing leases	¥1,643,372	¥1,588,943
The following table presents maturity of the lease payment receivables of sales type and direct financing lease transactions as of March 31, 2022:

Lease receivables
(in millions)
2023	¥452,739
2024	428,280
2025	348,436
2026	264,847
2027	170,471
2028 and thereafter	190,352
Total undiscounted cash flows	1,855,125
Difference between undiscounted cash flows and the lease receivables recognized on balance sheet	(266,182)
Amount on balance sheet	¥1,588,943

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
8.    INCOME TAXES
Income (Loss) before Income Tax Expense (Benefit)
Income (loss) before income tax expense (benefit) by jurisdiction for the fiscal years ended March 31, 2020, 2021 and 2022 was as follows:

	2020	2021	2022
	(in millions)
Domestic income (loss)	¥89,440	¥575,101	¥(886,921)
Foreign income	343,780	1,033,241	828,194
Total	¥433,220	¥1,608,342	¥(58,727)
Income Tax Expense (Benefit)
The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2020, 2021 and 2022 was as follows:

	2020	2021	2022
	(in millions)
Current:
Domestic	¥28,128	¥95,183	¥243,993
Foreign	147,344	83,492	112,164
Total	175,472	178,675	356,157
Deferred:
Domestic	(18,949)	310,490	(308,214)
Foreign	(42,018)	(44,217)	(62,454)
Total	(60,967)	266,273	(370,668)
Income tax expense (benefit)	114,505	444,948	(14,511)
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	(29,747)	1,146	(87,628)
Debt valuation adjustments	23,908	(36,792)	10,296
Derivatives qualifying for cash flow hedges	4,012	12,244	(4,968)
Defined benefit plans	(57,685)	139,883	19,039
Foreign currency translation adjustments	(20,693)	(3,368)	96,742
Total	(80,205)	113,113	33,481
Total	¥34,300	¥558,061	¥18,970
The MUFG Group files tax returns on a consolidated basis for corporate income taxes within Japan. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries.
Reconciliation of Effective Income Tax Rate
Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 30.6%, 30.6%, and 30.6% for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2020, 2021 and 2022 is as follows:

	2020		2021	2022
Combined normal effective statutory tax rate	30.6%		30.6%	30.6%
Nondeductible expenses	1.2		0.3	(12.0)
Impairment of goodwill	26.1		2.4	—
Foreign tax credit and payments	(9.2)		(0.9)	28.7
Lower tax rates applicable to income of subsidiaries	(3.2)		(1.0)	30.8
Change in valuation allowance	7.9		(0.9)	(90.1)
Realization of previously unrecognized tax effects of subsidiaries	(19.8)	(1)	—	—
Nontaxable dividends received	(15.6)		(1.9)	85.1
Undistributed earnings of subsidiaries	3.6		—	(25.6)
Tax and interest expense for uncertainty in income taxes	—		(0.1)	(10.8)
Noncontrolling interest income (loss)	(0.1)		0.1	(0.7)
Effect of changes in tax laws	—		(0.1)	(2.4)
Expiration of loss carryforward	1.9		0.1	(7.0)
Other—net	3.0		(0.9)	(1.9)
Effective income tax rate	26.4%		27.7%	24.7%

Note:
(1)In October 2019, a wholly owned subsidiary of the MUFG Group was sold. The sale resulted in the realization of tax benefits that were not previously recognized as deferred tax assets, resulting in a ¥85,588 million reduction of income tax expense and a 19.8% reduction in the effective tax rate for the fiscal year ended March 31, 2020
Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2021 and 2022 were as follows:

	2021	2022
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥462,369	¥462,303
Operating loss carryforwards	97,844	99,566
Loans	790	37
Accrued liabilities and other	300,942	309,017
Premises and equipment	117,322	124,419
Derivative financial instruments	69,039	154,237
Obligations under operating leases	132,443	106,864
Valuation allowance	(137,503)	(184,932)
Total deferred tax assets	1,043,246	1,071,511

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2021	2022
	(in millions)
Deferred tax liabilities:
Investment securities (including trading account assets at fair value under the fair value option)	1,017,131	605,443
Intangible assets	70,575	69,276
Lease transactions	48,519	47,432
Defined benefit plans	81,282	102,998
Investments in subsidiaries and affiliates	338,713	506,829
Right-of-use assets of operating leases	100,260	77,274
Other	92,306	113,335
Total deferred tax liabilities	1,748,786	1,522,587
Net deferred tax assets (liabilities)	¥(705,540)	¥(451,076)
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
For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2021 and 2022 to the extent that it is more likely than not that they will not be realized.
Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2021 and 2022, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥105,934 million and ¥108,311 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither the plan nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.
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
Operating Loss and Tax Credit Carryforwards
At March 31, 2022, the MUFG Group had operating loss carryforwards for corporate tax of ¥212,597 million and tax credit carryforwards of ¥54,062 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2023	¥4,881	¥458
2024	5,145	328
2025	84,109	188
2026	53,634	94
2027	543	151
2028	—	55
2029 and thereafter	24,022	45,367
No definite expiration date	40,263	7,421
Total	¥212,597	¥54,062
Uncertainty in Income Tax
The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022
	(in millions)
Balance at beginning of fiscal year	¥19,160	¥19,249	¥13,829
Gross amount of increases for current year’s tax positions	399	202	28
Gross amount of decreases for current year’s tax positions	—	(1,919)	—
Gross amount of increases for prior years’ tax positions	212	489	6,320
Gross amount of decreases for prior years’ tax positions	—	(2,329)	(183)
Net amount of changes relating to settlements with tax authorities	(81)	—	—
Decreases due to lapse of applicable statutes of limitations	(297)	(116)	(8)
Foreign exchange translation and other	(144)	(1,747)	1,808
Balance at end of fiscal year	¥19,249	¥13,829	¥21,794
The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022
	(in millions)
Balance at beginning of fiscal year	¥3,056	¥2,612	¥2,417
Total interest and penalties in the consolidated statements of operations	(398)	(398)	156
Total cash settlements, foreign exchange translation and other	(46)	203	275
Balance at end of fiscal year	¥2,612	¥2,417	¥2,848

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2021 and forward
United States—Federal	2019 and forward
United States—California	2015 and forward
Indonesia	2018 and forward
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
9.    PLEDGED ASSETS AND COLLATERAL
Pledged Assets
At March 31, 2022, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2022
(in millions)
Trading account securities	¥11,951,845
Investment securities	21,594,409
Loans	11,718,468
Other	317,444
Total	¥45,582,166
The above pledged assets were classified by type of liabilities to which they related as follows:

2022
(in millions)
Deposits	¥310,450
Payables under repurchase agreements and securities lending transactions	15,383,440
Other short-term borrowings and long-term debt	29,857,428
Other	30,848
Total	¥45,582,166
At March 31, 2022, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets with a combined carrying value of ¥21,227,472 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
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
Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2021 and 2022 the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,881,778 million and ¥2,991,833 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Collateral
The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit ("CDs").
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
If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2022, the MUFG Group pledged ¥46,858 billion of assets that may not be sold or repledged by the secured parties.
Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2021 and 2022, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥30,983 billion and ¥31,167 billion, respectively, of which ¥23,478 billion and ¥23,699 billion, respectively, was sold or repledged.
At March 31, 2021 and 2022, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥2,005,136 million and ¥2,893,178 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥909,641 million and ¥1,017,580 million, respectively.
10.     DEPOSITS
At March 31, 2021 and 2022, the aggregate amount of time deposit accounts (including CDs) in denominations that meet or exceed the insured limit were ¥54,110,025 million and ¥54,819,050 million, respectively. These time deposits included domestic time deposits in denominations that meet or exceed the limit stipulated by the Deposit Insurance Act in Japan, which is ¥10 million, and foreign time deposits in denominations that meet or exceed any country-specific insurance fund limit. Previously, time deposits, including CDs, issued in amounts of ¥10 million or more with respect to domestic deposits and U.S.$100,000 or more with respect to foreign deposits were disclosed and, therefore, the amount at March 31, 2021 was changed to align with the current year disclosure.
The maturity information at March 31, 2022 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥31,917,457	¥24,814,801
Due after one year through two years	4,230,918	210,799
Due after two years through three years	2,456,467	125,802
Due after three years through four years	604,082	89,178
Due after four years through five years	503,677	41,565
Due after five years	750,898	60,812
Total	¥40,463,499	¥25,342,957

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
11.    CALL MONEY AND FUNDS PURCHASED
A summary of funds transactions for the fiscal years ended March 31, 2021 and 2022 is as follows:

	2021	2022
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥2,353,830	¥2,416,313
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.04%	0.06%
12.    DUE TO TRUST ACCOUNT, SHORT-TERM BORROWINGS AND LONG-TERM DEBT
Mitsubishi UFJ Trust and Banking holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.
However, excess cash funds of individual trust accounts are often placed with Mitsubishi UFJ Trust and Banking which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2021 and 2022 is as follows:

	2021	2022
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥3,891,831	¥6,307,463
Weighted average interest rate on outstanding balance at end of fiscal year	0.00%	0.00%
At March 31, 2021 and 2022, the MUFG Group had unused lines of credit for financing amounting to ¥4,408,245 million and ¥4,741,464 million, respectively. The amounts principally consist of pooled collateral which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Other short-term borrowings at March 31, 2021 and 2022 were comprised of the following:

	2021	2022
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,207,610	¥1,491,509
Borrowings from the Bank of Japan	9,238,209	10,231,483
Borrowings from other financial institutions	141,060	68,384
Other	126,060	810,849	(1)
Total domestic offices	10,712,939	12,602,225
Foreign offices:
Commercial paper	3,281,866	3,776,737
Borrowings from other financial institutions	113,874	82,914
Short-term debentures	7,775	22,059
Other	71,306	59,287
Total foreign offices	3,474,821	3,940,997
Total	14,187,760	16,543,222
Less unamortized discount	37	85
Other short-term borrowings—net	¥14,187,723	¥16,543,137
Weighted average interest rate on outstanding balance at end of fiscal year	0.06%	0.09%

Note:
(1)Other include borrowings from the jointly operated designated money in trusts.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Long-term debt (with original maturities of more than one year) at March 31, 2021 and 2022 was comprised of the following:

	2021	2022
	(in millions)
MUFG:
Obligations under finance leases	¥4,989	¥3,326
Unsubordinated debt (1):
Fixed rate bonds, payable in US dollars, due 2022-2039, principally 0.85%-4.29%	4,224,401	5,501,311
Fixed rate bonds, payable in Euro, due 2023-2033, principally 0.34%-1.75%	482,856	508,524
Fixed rate bonds, payable in other currencies, due 2024-2029, principally 2.08%-4.05%(2)	34,262	37,424
Adjustable rate bonds, payable in Japanese yen, due 2025-2032, principally 0.14%-0.42%	—	95,900
Adjustable rate bonds, payable in Euro, due 2027, principally 0.34%	—	68,350
Floating rate bonds, payable in US dollars, due 2022-2023, principally 1.05%-1.24%	669,464	416,171
Floating rate bonds, payable in Euro, due 2023, principally 0.02%	45,430	47,845
Floating rate bonds, payable in other currencies, due 2024, principally 1.31% (2)	33,744	36,800
Total	5,490,157	6,712,325
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2024-2031, principally 0.37%-1.39%	776,886	771,014
Adjustable rate bonds, payable in Japanese yen, due 2027-2031, principally 0.29%-0.58%	1,072,209	905,925
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 0.82%-2.50%	1,704,816	1,486,734
Adjustable rate borrowings, payable in Japanese yen, due 2028-2029, principally 0.30%-0.46%	31,500	31,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.85%-1.17%	87,085	86,725
Floating rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.57%-0.79%	86,000	86,000
Total	3,758,496	3,367,898
Total	9,253,642	10,083,549
MUFG Bank:
Obligations under finance leases	¥4,628	¥4,419
Unsubordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2022-2027, principally 0.63%-2.34%	123,300	72,400
Fixed rate bonds, payable in US dollars, due 2023-2052, principally 0.00%-4.70%	1,041,115	1,052,443
Fixed rate bonds, payable in Euro, due 2033, principally 1.81%	109,619	6,152
Fixed rate bonds, payable in other currencies, due 2047, principally 0.00% (2)	3,100	—
Fixed rate borrowings, payable in Japanese yen, due 2022-2028, principally 0.00%-0.25%	18,689,074	18,582,830
Fixed rate borrowings, payable in US dollars, due 2026-2030, principally 0.72%-2.93%	7,833	8,371
Floating rate borrowings, payable in US dollars, due 2022-2031, principally 0.16%-4.45%	721,941	714,718
Floating rate borrowings, payable in Euro, due 2025-2036, principally 0.00%-0.40%	111,611	103,231
Total	20,807,593	20,540,145
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2022-2031, principally 1.39%-2.91%	350,900	236,000
Fixed rate borrowings, payable in Japanese yen, due 2022-2035, principally 0.43%-2.24%	73,400	71,000
Adjustable rate borrowings, payable in Japanese yen, due 2028, principally 1.06%	10,000	10,000
Floating rate borrowings, payable in Japanese yen, due 2027, principally 0.25%	15,000	15,000
Total	449,300	332,000
Obligations under loan securitization transaction accounted for as secured borrowings due 2022-2080, principally 0.13%-10.00%	618,072	519,718
Total	21,879,593	21,396,282

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2021	2022
	(in millions)
Other subsidiaries:
Obligations under finance leases	¥10,520	¥8,359
Unsubordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2022-2051, principally 0.00%-17.30%	878,276	1,088,884
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2022-2036, principally 0.00%-21.50%	885,950	124,841
Fixed rate borrowings, bonds and notes, payable in Euro, due 2024-2030, principally 0.00%	2,719	10,796
Fixed rate borrowings, bonds and notes, payable in Thai baht, due 2022-2028, principally 0.00%-7.15%	349,666	230,630
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2022-2037, principally 0.00%-9.50%(2)	320,663	306,778
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2022-2052, principally 0.00%-65.00%	1,007,882	1,000,691
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2022-2032, principally 0.00%-53.50%	174,997	130,597
Floating/Adjustable rate bonds and notes, payable in Euro, due 2022-2024, principally 0.00%-3.00%	1,092	230
Total	3,621,245	2,893,447
Subordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2022-2030, principally 1.36%-2.61%	184,894	114,946
Fixed rate bonds and notes, payable in US dollars, due 2022-2030, principally 7.50%-9.90%	1,212	2,262
Fixed rate bonds and notes, payable in Thai baht, due 2027-2031, principally 3.00%-3.90%	209,189	208,581
Fixed rate bonds and notes, payable in other currencies, due 2021, principally 0.00% (2)	6,915	—
Floating rate bonds and notes, payable in US dollars, due 2028, principally 6.90%	3,820	2,866
Total	406,030	328,655
Obligations under loan securitization transaction accounted for as secured borrowings due 2022, principally 2.25%	11	1
Total	4,037,806	3,230,462
Total	35,171,041	34,710,293
Debt issuance cost	¥(13,390)	¥(13,694)
Total	¥35,157,651	¥34,696,599

Notes:
(1)Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)Minor currencies, such as Australian dollar, British pound, Indonesian rupiah, Brazilian real, Russian ruble etc., excluding Japanese yen, US dollars, Euro and Thai baht have been summarized into the “Other currencies” classification.
The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2021 and 2022.
Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following is a summary of maturities of long-term debt subsequent to March 31, 2022 :

	MUFG	BK	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2023	¥987,009	¥981,284	¥1,026,760	¥2,995,053
2024	827,301	1,107,551	427,939	2,362,791
2025	1,060,164	16,551,665	398,353	18,010,182
2026	966,692	1,218,584	223,445	2,408,721
2027	414,824	156,907	186,208	757,939
2028 and thereafter	5,827,559	1,380,291	967,757	8,175,607
Total	¥10,083,549	¥21,396,282	¥3,230,462	¥34,710,293
New Issuances of Bonds for Basel III
For the fiscal year ended March 31, 2022, the MUFG Group issued to institutional investors in Japan ¥40,000 million aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable or when the MUFG Group becomes subject to bankruptcy proceedings.
For the fiscal year ended March 31, 2022, the MUFG Group issued ¥100,000 million, $11,300 million (approximately ¥1,383,007 million) and €500 million (approximately ¥68,350 million) of bonds with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) to global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board. The MUFG Group is required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Other Postretirement Plans
The MUFG Group’s foreign offices and subsidiaries, primarily in the United States of America, provide their employees with certain postretirement medical and life insurance benefits (“other benefits”).
As part of the anticipated transaction discussed in Note 2, assets and obligations of defined benefit pension plan and other postretirement plan, which MUFG Union Bank maintains, will be assigned to MUFG Bank and U.S. Bancorp in proportion to each entity’s share of the underlying participant obligations of the plans. The disclosures in the remainder of this note involving future years disregard the impact of this transaction.
Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2020, 2021 and 2022 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2020	2021	2022	2020		2021		2022
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥49,194	¥46,861	¥44,160	¥14,406	¥366	¥13,947	¥229	¥16,853	¥140
Interest cost on projected benefit obligation	10,969	11,091	11,995	17,370	1,159	14,295	793	11,233	494
Expected return on plan assets	(74,744)	(71,078)	(81,902)	(31,382)	(1,882)	(31,161)	(2,118)	(33,269)	(2,415)
Amortization of net actuarial loss	5,641	17,019	770	8,685	1,162	11,560	208	16,573	(64)
Amortization of prior service cost	(1,204)	(1,205)	(1,280)	(2,633)	(1,881)	(2,614)	(448)	(2,802)	(385)
Loss (gain) on settlements and curtailment	(2,366)	(4,605)	(5,820)	223	—	30	—	44	—
Net periodic benefit cost (income)	¥(12,510)	¥(1,917)	¥(32,077)	¥6,669	¥(1,076)	¥6,057	¥(1,336)	¥8,632	¥(2,230)
The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2020	2021	2022	2020		2021		2022
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Weighted-average assumptions used:
Discount rates in determining expense	0.61%	0.63%	0.71%	3.80%	3.87%	2.94%	2.72%	2.19%	1.82%
Discount rates in determining benefit obligation	0.63	0.71	0.86	3.05	2.96	2.34	2.23	2.78	2.63
Rates of increase in future compensation level for determining expense	3.21	3.46	3.46	5.01	—	5.12	—	5.09	—
Rates of increase in future compensation level for determining benefit obligation	3.46	3.46	3.46	5.12	—	5.09	—	5.04	—
Expected rates of return on plan assets	2.89	2.93	2.89	6.25	7.00	6.19	7.00	5.91	7.00
Cash balance crediting rate for determining expense	2.46	2.46	2.46	3.03	—	2.39	—	1.62	—
Cash balance crediting rate for determining benefit obligation	2.46	2.46	2.46	2.39	—	1.62	—	1.94	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year:

	MUAH		Other than MUAH
	2021(1)	2022(1)	2021(1)	2022(1)
Initial trend rate	4.17%	4.13%	6.50%	6.50%
Ultimate trend rate	3.78%	3.77%	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2028	2029	2028	2029

Note:
(1)Fiscal years of MUFG Americas Holdings and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2020 and 2021, respectively.
The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2021 and 2022:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2021	2022	2021			2022
	Non-contributory pension benefits and SIP	Non-contributory pension benefits and SIP	Pension benefits		Other benefits	Pension benefits		Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,807,905	¥1,753,483	¥547,013		¥32,383	¥580,953		¥31,354
Service cost	46,861	44,160	13,947		229	16,853		140
Interest cost	11,091	11,995	14,295		793	11,233		494
Plan participants’ contributions	—	—	30		440	—		433
Acquisitions/ Divestitures	(2,845)	(242)	(260)		—	(130)		—
Amendments	(22)	(1,054)	(1,187)		—	402		—
Actuarial loss (gain)	(21,558)	(28,814)	51,724	(1)	1,506	(24,611)	(1)	(2,269)
Benefits paid	(65,730)	(65,853)	(20,816)		(2,488)	(24,501)		(2,580)
Lump-sum payment	(22,219)	(21,570)	(2,825)		—	(3,591)		—
Translation adjustments and other	—	—	(20,968)		(1,509)	63,131		3,219
Benefit obligation at end of fiscal year	1,753,483	1,692,105	580,953		31,354	619,739		30,791
Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,432,847	2,858,013	559,508		31,919	604,404		33,349
Actual return on plan assets	472,185	77,848	82,615		5,165	49,277		4,619
Employer contributions	21,151	20,487	3,896		181	4,627		(116)
Acquisitions/ Divestitures	(2,440)	8	—		—	—		—
Plan participants’ contributions	—	—	30		440	—		433
Benefits paid	(65,730)	(65,853)	(20,816)		(2,488)	(24,501)		(2,580)
Translation adjustments and other	—	—	(20,829)		(1,868)	72,057		3,823
Fair value of plan assets at end of fiscal year	2,858,013	2,890,503	604,404		33,349	705,864		39,528
Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥1,122,507	¥1,216,703	¥94,445		¥6,754	¥153,861		¥12,104
Accrued benefit cost	(17,977)	(18,305)	(70,994)		(4,759)	(67,736)		(3,367)
Net amount recognized	¥1,104,530	¥1,198,398	¥23,451		¥1,995	¥86,125		¥8,737

Note:
(1)Significant gains and losses related to changes in the benefit obligation for the fiscal years ended March 31, 2021 and 2022 primarily result from changes in the discount rate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The aggregated accumulated benefit obligations of these plans at March 31, 2021 and 2022 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2021	2022	2021	2022
	(in millions)
Aggregated accumulated benefit obligations	¥1,719,798	¥1,663,543	¥554,375	¥596,153
The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2021 and 2022 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2021	2022	2021	2022
	(in millions)
Projected benefit obligations	¥24,527	¥25,327	¥92,527	¥87,876
Accumulated benefit obligations	24,527	25,327	68,720	67,612
Fair value of plan assets	6,738	7,223	21,532	20,139
MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2020, 2021 and 2022 were ¥13,883 million, ¥16,716 million and ¥16,235 million, respectively.
The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2021 and 2022:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2021	2022	2021		2022
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥1,557	¥(18,183)	¥96,807	¥3,255	¥47,093	¥(1,070)
Prior service cost	(3,072)	(2,845)	(6,167)	(1,869)	(3,742)	(1,650)
Gross amount recognized in Accumulated OCI	(1,515)	(21,028)	90,640	1,386	43,351	(2,720)
Taxes	(41,639)	(36,389)	(23,900)	(489)	(12,092)	616
Net amount recognized in Accumulated OCI	¥(43,154)	¥(57,417)	¥66,740	¥897	¥31,259	¥(2,104)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents OCI for the fiscal years ended March 31, 2021 and 2022:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2021	2022	2021		2022
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(423,283)	¥(24,790)	¥319	¥(1,541)	¥(40,559)	¥(4,471)
Prior service cost arising during the year	(22)	(1,053)	(1,187)	—	402	55
Losses (gains) due to amortization:
Net actuarial loss (gain)	(17,019)	(770)	(11,560)	(208)	(16,573)	64
Prior service cost	1,205	1,280	2,614	448	2,802	385
Curtailment and settlement	4,605	5,820	(30)	—	(44)	—
Foreign currency translation adjustments	—	—	(5,808)	(173)	6,683	(139)
Total changes in Accumulated OCI	¥(434,514)	¥(19,513)	¥(15,652)	¥(1,474)	¥(47,289)	¥(4,106)
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
The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2022 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	35.5%	—%	—%
Japanese debt securities	28.4	—	—
Non-Japanese equity securities	14.8	41.3	63.0
Non-Japanese debt securities	14.5	42.0	27.0
Real estate	1.5	10.2	10.0
Short-term assets and other	5.3	6.5	—
Total	100.0%	100.0%	100.0%
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
MUFG has determined the expected long-term rate of return for each asset category as follows:
•Japanese equity securities: the rate for Japanese debt securities plus a premium for the risk associated with Japanese equity securities
•Japanese debt securities: economic growth rate of Japan
•Non-Japanese equity securities: the rate for non-Japanese debt securities plus a premium for the risk associated with non-Japanese equity securities
•Non-Japanese debt securities: global economic growth rate
Foreign offices and subsidiaries periodically reconsider the expected long-term rate of return for their plan assets. They evaluate the investment return volatility of different asset categories and compare the liability structure of their pension and other benefits to those of other companies, while considering their funding policy to maintain a funded status sufficient to meet participants’ benefit obligations, and reduce long-term funding requirements and pension costs. Based on this information, foreign offices and subsidiaries update the expected long-term rate of return.
Estimated future benefit payments
The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2023	¥80,812	¥26,258	¥2,198
2024	79,376	27,869	2,228
2025	79,934	28,678	2,203
2026	78,977	30,656	2,142
2027	77,807	32,659	2,062
Thereafter (2028-2032)	380,256	197,642	8,335
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the fair value of each major category of plan assets as of March 31, 2021 and 2022:
Pension benefits and SIP Investments:

At March 31, 2021	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥145,236	¥—	¥—	¥145,236	¥—	¥—	¥—	¥—
Non-Japanese government bonds	—	—	—	—	44,105	4,645	—	48,750
Other debt securities	10,136	14,065	230	24,431	—	117,696	—	117,696
Japanese marketable equity securities	862,096	—	—	862,096	—	—	—	—
Non-Japanese marketable equity securities	81,525	588	—	82,113	34,584	671	—	35,255
Other investment funds	—	—	—	—	76,520	164,810	—	241,330	(2)
Japanese general account of life insurance companies(1)	—	217,827	—	217,827	—	—	—	—
Other investments	8,390	5,092	—	13,482	812	13,502	333	14,647
Total	¥1,107,383	¥237,572	¥230	¥1,345,185	¥156,021	¥301,324	¥333	¥457,678

At March 31, 2022	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥140,538	¥—	¥—	¥140,538	¥—	¥—	¥—	¥—
Non-Japanese government bonds	—	—	—	—	68,887	5,385	—	74,272
Other debt securities	9,950	14,648	232	24,830	—	133,815	—	133,815
Japanese marketable equity securities	848,482	—	—	848,482	—	—	—	—
Non-Japanese marketable equity securities	87,983	176	—	88,159	34,659	556	—	35,215
Other investment funds	—	—	—	—	83,442	186,372	—	269,814	(2)
Japanese general account of life insurance companies(1)	—	209,482	—	209,482	—	—	—	—
Other investments	11,819	17,563	—	29,382	1,001	11,095	39,729	51,825
Total	¥1,098,772	¥241,869	¥232	¥1,340,873	¥187,989	¥337,223	¥39,729	¥564,941

Notes:
(1)“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.25% from April 1, 2020 to March 31, 2021 and 1.25% from April 1, 2021 to March 31, 2022.
(2)Other investment funds of the foreign offices and subsidiaries include mutual funds and common collective funds of ¥80,717 million and ¥128,005 million, respectively, which were held by MUFG Americas Holdings at December 31, 2020 and ¥86,724 million and ¥146,169 million, respectively, at December 31, 2021.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2021 and 2022:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2021		2022		2021		2022
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥118,509		¥104,793		¥—		¥—
Japanese debt securities	324,700		221,250		—		—
Non-Japanese marketable equity securities	90,598		219,018		—		—
Non-Japanese debt securities	215,015		249,274		—		—
Other	153,483		92,558		—		—
Total pooled funds	902,305		886,893		—		—
Other investment funds	610,523	(1)	662,737	(1)	146,726	(2)	140,923	(2)
Total	¥1,512,828		¥1,549,630		¥146,726		¥140,923

Notes:
(1)Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥580,617 million and ¥14,763 million, respectively, at March 31, 2021 and ¥625,237 million and ¥15,417 million, respectively, at March 31, 2022.
(2)Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of ¥58,086 million, ¥51,318 million and ¥37,161 million, respectively, at March 31, 2021 and ¥25,356 million, ¥80,349 million and ¥34,971 million, respectively, at March 31, 2022.

Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥600 million (0.02% of plan assets) of debt securities issued by the MUFG Group at March 31, 2021 and ¥625 million (0.02% of plan assets) at March 31, 2022, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥6,116 million (0.18% of plan assets) of common stock issued by the MUFG Group at March 31, 2021 and ¥4,606 million (0.13% of plan assets) at March 31, 2022, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
14.OTHER ASSETS AND LIABILITIES
Major components of other assets and liabilities at March 31, 2021 and 2022 were as follows:

	2021	2022
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥400,776	¥644,443
Other(1)	1,162,424	1,187,311
Investments in equity method investees	2,560,339	3,066,738
Prepaid benefit cost (Note 13)	1,223,706	1,356,603
Cash collateral pledged for derivative transactions (Note 9)	2,005,136	2,893,178
Cash collateral for the use of Bank of Japan’s settlement infrastructure	998,838	933,000
Accrued interest	259,336	246,271
Deferred tax assets (Note 8)	122,031	79,191
Right-of-use assets of operating leases (Note 7)	338,547	261,803
Assets held for sale relating to transferred business of MUFG Union Bank (Note 2)	—	11,621,567
Other	4,250,171	4,421,979
Total	¥13,321,304	¥26,712,084
Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,202,371	¥1,970,158
Other	1,281,436	1,311,035
Obligations to return securities received as collateral (Notes 15, 16 and 31)	6,581,759	6,826,215
Accrued interest	110,856	98,183
Deferred tax liabilities (Note 8)	827,571	530,267
Allowance for off-balance sheet credit instruments	83,615	126,055
Accrued benefit cost (Note 13)	93,730	89,062
Guarantees and indemnifications	38,123	45,358
Cash collateral received for derivative transactions (Note 9)	909,641	1,017,580
Obligations under operating leases (Note 7)	476,104	384,183
Liabilities held for sale relating to transferred business of MUFG Union Bank (Note 2)	—	11,157,660
Accrued and other liabilities	3,465,614	3,106,706
Total	¥15,070,820	¥26,662,462

Note:
(1)Accounts receivable—Other is primarily comprised of receivables relating to the card business. The provision or reversal of the allowance for credit losses relating to the receivables is included in Non-interest expense on the consolidated statements of operations. The receivables relating to the card business include ¥4,980 million and ¥5,483 million of past due receivables (1-3 months past due receivables of ¥2,252 million and ¥2,581 million, and greater than 3 months past due receivables of ¥2,728 million and ¥2,902 million) as of March 31, 2021 and 2022 respectively, and the credit quality for these receivables is primarily evaluated based on the extent of past due. The outstanding balance of the accounts receivable is presented on a net basis after allowance for credit losses. Upon adoption of the new guidance on measurement of credit losses on financial instruments as of April 1, 2020, the amount of the allowance for credit losses increased by ¥10,248 million. The change of allowance for credit losses on these receivables during the fiscal years ended March 31, 2021 and 2022 is primarily due to provision of the allowance for the receivables.
Investments in equity method investees include marketable equity securities carried at ¥1,964,118 million and ¥2,481,644 million at March 31, 2021 and 2022, respectively. Corresponding aggregated market values were ¥3,943,990 million and ¥4,714,562 million respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥1,618,579 million and ¥2,058,638 million at March 31, 2021 and 2022, respectively. As of March 31, 2022, the MUFG Group held approximately 21.47% of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥174,190 million and ¥183,932 million at March 31, 2021 and 2022, respectively.
The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥21,672 million, ¥53,758 million and ¥6,949 million for the fiscal years ended March 31, 2020, 2021 and 2022 respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of operations.
Summarized Financial Information of the MUFG Group’s Equity Method Investees
Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2021 and 2022, and for each of the three years ended March 31, 2022 is as follows:

	2021	2022
	(in billions)
Trading assets	¥34,670	¥36,335
Securities purchased under agreements to resell	12,701	15,637
Securities borrowed	11,309	18,480
Total assets	128,288	149,589
Deposits	35,775	44,163
Customer and other payables	25,477	29,815
Borrowings	23,894	28,127
Total liabilities	116,377	136,851
Noncontrolling interests	147	144

	2020	2021	2022
	(in billions)
Net revenues	¥4,457	¥5,841	¥6,655
Total non-interest expenses	3,259	3,932	4,498
Income from continuing operations before income taxes	1,140	1,881	2,139
Net income applicable to Morgan Stanley	903	1,433	1,650
Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2021 and 2022, and for each of the three years ended March 31, 2022 is as follows:

	2021	2022
	(in billions)
Net loans	¥15,417	¥17,107
Total assets	28,459	32,992
Deposits	9,651	11,291
Total liabilities	24,176	27,255
Noncontrolling interests	85	93

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2020	2021	2022
	(in billions)
Total interest income	¥1,093	¥1,058	¥1,119
Total interest expense	419	375	335
Net interest income	674	683	784
Provision for credit losses	171	215	207
Income before income tax expense	366	476	582
Net income	285	400	488
15.OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2021 and 2022, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2021:	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥11,997	¥—	¥11,997	¥(8,628)	¥(605)	¥2,764
Receivables under resale agreements	16,053	(2,273)	13,780	(12,687)	(37)	1,056
Receivables under securities borrowing transactions	3,370	—	3,370	(3,289)	—	81
Total	¥31,420	¥(2,273)	¥29,147	¥(24,604)	¥(642)	¥3,901
Financial liabilities:
Derivative liabilities	¥11,714	¥—	¥11,714	¥(8,545)	¥(1,624)	¥1,545
Payables under repurchase agreements	26,800	(2,232)	24,568	(23,835)	(60)	673
Payables under securities lending transactions	843	—	843	(814)	(2)	27
Obligations to return securities received as collateral	6,582	—	6,582	(1,931)	—	4,651
Total	¥45,939	¥(2,232)	¥43,707	¥(35,125)	¥(1,686)	¥6,896

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2022:	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet(1)	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥10,611	¥—	¥10,611	¥(7,032)	¥(620)	¥2,959
Receivables under resale agreements	14,527	(2,024)	12,503	(11,614)	(29)	860
Receivables under securities borrowing transactions	4,571	(75)	4,496	(4,367)	—	129
Total	¥29,709	¥(2,099)	¥27,610	¥(23,013)	¥(649)	¥3,948
Financial liabilities:
Derivative liabilities	¥10,948	¥—	¥10,948	¥(6,749)	¥(2,225)	¥1,974
Payables under repurchase agreements	29,717	(1,991)	27,726	(26,115)	(85)	1,526
Payables under securities lending transactions	1,097	(75)	1,022	(990)	(5)	27
Obligations to return securities received as collateral	6,826	—	6,826	(1,864)	—	4,962
Total	¥48,588	¥(2,066)	¥46,522	¥(35,718)	¥(2,315)	¥8,489

Note:
(1) Net amounts in this table includes those relating to Financial assets and liabilities of transferred business of MUFG Union Bank. See Note 2 for more information.
16.REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2021 and 2022. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2021
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥6,006	¥16,888	¥1,973	¥1,933	¥26,800
Payables under securities lending transactions	789	26	28	—	843
Obligations to return securities received as collateral	5,607	278	528	169	6,582
Total	¥12,402	¥17,192	¥2,529	¥2,102	¥34,225

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	March 31, 2022
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥6,703	¥17,050	¥3,934	¥2,030	¥29,717
Payables under securities lending transactions	972	95	29	1	1,097
Obligations to return securities received as collateral	5,782	450	437	157	6,826
Total	¥13,457	¥17,595	¥4,400	¥2,188	¥37,640
Secured borrowing by the class of collateral pledged at March 31, 2021 and 2022 was as follows:

	March 31, 2021
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥7,754	¥104	¥4,022	¥11,880
Foreign government and official institution bonds	13,914	17	738	14,669
Corporate bonds	702	1	214	917
Residential mortgage-backed securities	3,729	—	—	3,729
Other debt securities	218	—	5	223
Marketable equity securities	462	721	1,603	2,786
Other	21	—	—	21
Total	¥26,800	¥843	¥6,582	¥34,225

	March 31, 2022
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥7,486	¥359	¥4,199	¥12,044
Foreign government and official institution bonds	14,116	11	1,017	15,144
Corporate bonds	745	68	330	1,143
Residential mortgage-backed securities	6,720	1	—	6,721
Other debt securities	276	—	2	278
Marketable equity securities	360	641	1,278	2,279
Other	14	17	—	31
Total	¥29,717	¥1,097	¥6,826	¥37,640
17.PREFERRED STOCK
Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2022.
All classes of preferred stock are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MUFG. They are all non-cumulative and non-participating with

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
respect to dividend payments. Shareholders of all classes of preferred stock have the right to receive a liquidation distribution at ¥2,500 and do not have the right to participate in any further liquidation distributions.
As of March 31, 2020, 2021 and 2022, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.
18.COMMON STOCK AND CAPITAL SURPLUS
The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2020, 2021 and 2022 were as follows:

	2020	2021	2022
	(shares)
Balance at beginning of fiscal year	13,667,770,520	13,581,995,120	13,581,995,120
Retirement of shares of common stock	(85,775,400)	—	(300,000,000)
Balance at end of fiscal year	13,581,995,120	13,581,995,120	13,281,995,120
Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.
The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by MUFG Bank and Mitsubishi UFJ Trust and Banking at March 31, 2022, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
MUFG resolved at the meeting of Board of Directors held on November 15, 2021 to repurchase up to the lesser of 300,000,000 shares of our common stock and ¥150 billion from November 16, 2021 to March 31, 2022. Under this share repurchase program, MUFG repurchased 225,408,800 shares of MUFG's common stock for ¥149,999,964,992 from November 2021 to March 2022. Also, MUFG cancelled 300,000,000 shares of treasury stock on November 30, 2021.
MUFG intend to agilely engage in repurchases of shares of MUFG's own stock as a means to return profits to shareholders and improve capital efficiency, taking into account MUFG's business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, MUFG intends to cancel treasury shares to the extent that such shares exceed approximately 5% of our total issued shares (including treasury shares).
19.RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS
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
Under the Companies Act, the amount available for dividends is based on the amount recorded in MUFG’s general books of account maintained in accordance with accounting principles generally accepted in Japan （“Japanese GAAP”）. The adjustments

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
included in the accompanying consolidated financial statements but not recorded in MUFG’s general books of account, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Companies Act. Under the Banking Law, MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking have to meet the minimum capital adequacy requirements and distributions of retained earnings of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements.
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
MUFG’s amount available for dividends, at March 31, 2022, was ¥4,440,891 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.
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
20.ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2020, 2021 and 2022:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2020	2021	2022
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of fiscal year	¥(369,369)	¥(344,785)	¥(383,004)
Net change during the fiscal year	24,584	(38,253)	(291,226)
Effect of adopting new guidance on measurement of credit losses on financial instruments	—	34	—
Balance at end of fiscal year	¥(344,785)	¥(383,004)	¥(674,230)
Net debt valuation adjustments:
Balance at beginning of fiscal year	¥(8,670)	¥45,502	¥(37,862)
Net change during the fiscal year	54,172	(83,364)	23,324
Balance at end of fiscal year	¥45,502	¥(37,862)	¥(14,538)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥(24,140)	¥(13,343)	¥19,029
Net change during the fiscal year	10,797	32,372	(13,060)
Balance at end of fiscal year	¥(13,343)	¥19,029	¥5,969
Defined benefit plans:
Balance at beginning of fiscal year	¥(208,273)	¥(337,918)	¥(20,382)
Net change during the fiscal year	(129,645)	317,536	49,506
Balance at end of fiscal year	¥(337,918)	¥(20,382)	¥29,124
Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥326,183	¥230,127	¥132,738
Net change during the fiscal year	(96,056)	(97,389)	747,970
Balance at end of fiscal year	¥230,127	¥132,738	¥880,708
Balance at end of fiscal year	¥(420,417)	¥(289,481)	¥227,033

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020			2021			2022
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥100,974	¥(2,260)	¥98,714	¥(69,247)	¥(599)	¥(69,846)	¥(347,106)	¥76,360	¥(270,746)
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	(107,102)	32,007	(75,095)	(383)	(547)	(930)	(2,015)	11,268	9,253
Net change	(6,128)	29,747	23,619	(69,630)	(1,146)	(70,776)	(349,121)	87,628	(261,493)
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(965)			(32,523)			29,733
Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			24,584			(38,253)			(291,226)
Net debt valuation adjustments:
Net debt valuation adjustments	77,765	(23,812)	53,953	(126,007)	38,584	(87,423)	32,735	(10,025)	22,710
Reclassification adjustment for losses included in net income (loss) before attribution of noncontrolling interests	315	(96)	219	5,851	(1,792)	4,059	885	(271)	614
Net change	78,080	(23,908)	54,172	(120,156)	36,792	(83,364)	33,620	(10,296)	23,324
Net debt valuation adjustments attributable to noncontrolling interests			—			—			—
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			54,172			(83,364)			23,324
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	1,375	(560)	815	44,255	(12,359)	31,896	(5,542)	1,825	(3,717)
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	13,279	(3,452)	9,827	164	115	279	(12,200)	3,143	(9,057)
Net change	14,654	(4,012)	10,642	44,419	(12,244)	32,175	(17,742)	4,968	(12,774)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2020			2021			2022
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			(155)			(197)			286
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			10,797			32,372			(13,060)
Defined benefit plans:
Defined benefit plans	(195,851)	59,426	(136,425)	436,435	(133,404)	303,031	62,946	(17,350)	45,596
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	6,643	(1,741)	4,902	22,504	(6,479)	16,025	7,042	(1,689)	5,353
Net change	(189,208)	57,685	(131,523)	458,939	(139,883)	319,056	69,988	(19,039)	50,949
Defined benefit plans attributable to noncontrolling interests			(1,878)			1,520			1,443
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(129,645)			317,536			49,506
Foreign currency translation adjustments:
Foreign currency translation adjustments	(99,520)	19,588	(79,932)	(61,085)	(14,370)	(75,455)	853,517	(98,059)	755,458
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	(2,238)	1,105	(1,133)	(57,534)	17,738	(39,796)	(4,296)	1,317	(2,979)
Net change	(101,758)	20,693	(81,065)	(118,619)	3,368	(115,251)	849,221	(96,742)	752,479
Foreign currency translation adjustments attributable to noncontrolling interests			14,991			(17,862)			4,509
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(96,056)			(97,389)			747,970
Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥(136,148)			¥130,902			¥516,514

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of operations for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of operations
	(in millions)
Net unrealized losses (gains) on investment securities
Net losses (gains) on sales and redemptions of Available-for-sale debt securities	¥(108,193)	¥6,410	¥(48,637)	Investment securities gains (losses)—net
Impairment losses on investment securities	1,590	6	47,069	Investment securities gains (losses)—net
Other	(499)	(6,799)	(447)
	(107,102)	(383)	(2,015)	Total before tax
	32,007	(547)	11,268	Income tax expense (benefit)
	¥(75,095)	¥(930)	¥9,253	Net of tax
Net debt valuation adjustments	¥315	¥5,851	¥885	Equity in earnings of equity method investees—net or Other non-interest income
	315	5,851	885	Total before tax
	(96)	(1,792)	(271)	Income tax expense (benefit)
	¥219	¥4,059	¥614	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges Interest rate contracts
Interest rate contracts	¥9,878	¥(3,579)	¥(12,017)	Interest income on Loans, including fees
Foreign exchange contracts	3,399	3,743	(183)	Interest expense on Long- term debt or Foreign exchange losses—net
Other	2	—	—
	13,279	164	(12,200)	Total before tax
	(3,452)	115	3,143	Income tax expense (benefit)
	¥9,827	¥279	¥(9,057)	Net of tax
Defined benefit plans
Net actuarial loss(1)	¥15,488	¥28,787	¥17,279	Other non-interest expenses
Prior service cost(1)	(5,718)	(4,267)	(4,467)	Other non-interest expenses
Gain on settlements and curtailment, and other(1)	(3,127)	(2,016)	(5,770)	Other non-interest income or expenses
	6,643	22,504	7,042	Total before tax
	(1,741)	(6,479)	(1,689)	Income tax expense (benefit)
	¥4,902	¥16,025	¥5,353	Net of tax
Foreign currency translation adjustments	¥(5,003)	¥(57,561)	¥(4,303)	Other non-interest income
	2,765	27	7	Other non-interest expenses
	(2,238)	(57,534)	(4,296)	Total before tax
	1,105	17,738	1,317	Income tax expense (benefit)
	¥(1,133)	¥(39,796)	¥(2,979)	Net of tax
Total reclassifications for the period	¥(89,103)	¥(29,398)	¥(10,584)	Total before tax
	27,823	9,035	13,768	Income tax expense (benefit)
	¥(61,280)	¥(20,363)	¥3,184	Net of tax

Note:
(1)These Accumulated OCI components are components of net periodic benefit cost. See Note 13 for more information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
21.REGULATORY CAPITAL REQUIREMENTS
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
The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2021 and 2022 in accordance with Basel III.
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
Banks need to obtain approval from their supervisors prior to adopting the following approaches to calculate capital requirements for each risk:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
•the Advanced Internal Ratings-Based Approach for credit risk
•the Internal Models Approach for market risk
•the Standardized Approach and AMA for operational risk
With approval from the FSA, MUFG and most of its major subsidiaries adopt AIRB to calculate capital requirements for credit risk, adopt the AMA to calculate capital requirements for operational risk, as for market risk, adopt the Internal Models Approach mainly to calculate general market risk and adopt the Standardized Measurement Method to calculate specific risk.
The MUFG Group’s proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, guarantees for trust principal are counted as off-balance sheet items requiring a capital charge in accordance with the capital adequacy guidelines.
Under Basel III, as adopted by the FSA, MUFG’s risk-weighted assets increased, largely reflecting the new capital charge of the credit valuation adjustment ("CVA"), the credit risk related to asset value correlation multiplier for large financial institutions, and the 250% risk-weighted threshold items not deducted from Common Equity Tier 1 capital, as well as the conversion of certain Basel II capital deductions to risk-weighted assets, such as securitizations.
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
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systematically Important Bank (“G-SIB”), as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements had been phased in and fully implemented as of March 31, 2021. In addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a G-SIB surcharge of 1.5% as of March 31, 2021 and 2022, and a countercyclical buffer of 0.00% and 0.01% as of March 31, 2021 and 2022, respectively.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2021:
Total capital (to risk-weighted assets):
MUFG(1)	¥18,669,510	16.31%	¥13,730,324	12.00%
BK	14,630,443	15.04	7,779,147	8.00
TB	2,099,662	22.47	747,524	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	15,982,746	13.96	11,441,937	10.00
BK	12,411,352	12.76	5,834,360	6.00
TB	1,870,988	20.02	560,643	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	14,113,722	12.33	9,725,646	8.50
BK	10,865,302	11.17	4,375,770	4.50
TB	1,681,140	17.99	420,482	4.50
Leverage ratio:
MUFG	15,982,746	5.45	8,781,753	3.00
BK	12,411,352	5.22	7,123,396	3.00
TB	1,870,988	7.53	744,744	3.00

At March 31, 2022:
Total capital (to risk-weighted assets):
MUFG(1)	¥17,858,656	14.29%	¥15,002,201	12.01%
BK	14,076,877	12.94	8,700,226	8.00
TB	1,969,282	20.78	758,073	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	15,476,287	12.38	12,503,916	10.01
BK	12,092,189	11.11	6,525,170	6.00
TB	1,803,306	19.03	568,555	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	13,823,912	11.06	10,630,203	8.51
BK	10,728,587	9.86	4,893,877	4.50
TB	1,640,458	17.31	426,416	4.50
Leverage ratio:
MUFG	15,476,287	5.14	9,023,770	3.00
BK	12,092,189	4.96	7,312,672	3.00
TB	1,803,306	6.77	798,855	3.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Stand-alone:
At March 31, 2021:
Total capital (to risk-weighted assets):
BK	¥12,359,493	14.60%	¥6,770,631	8.00%
TB	2,294,694	21.91	837,567	8.00
Tier 1 capital (to risk-weighted assets):
BK	10,512,405	12.42	5,077,974	6.00
TB	2,066,480	19.73	628,176	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	9,025,272	10.66	3,808,480	4.50
TB	1,876,980	17.92	471,132	4.50
Leverage ratio:
BK	10,512,405	5.14	6,127,521	3.00
TB	2,066,480	8.95	691,914	3.00
At March 31, 2022:
Total capital (to risk-weighted assets):
BK	¥11,167,553	11.91%	¥7,498,348	8.00%
TB	2,122,840	19.97	850,030	8.00
Tier 1 capital (to risk-weighted assets):
BK	9,565,792	10.20	5,623,761	6.00
TB	1,957,340	18.42	637,523	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,261,659	8.81	4,217,821	4.50
TB	1,794,840	16.89	478,142	4.50
Leverage ratio:
BK	9,565,792	4.59	6,249,606	3.00
TB	1,957,340	7.81	751,302	3.00

Note:
(1)Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a G-SIB surcharge of 1.5% as of March 31, 2021 and 2022, and the countercyclical buffer of 0.00% and 0.01% as of March 31, 2021 and 2022, respectively.
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
At March 31, 2021, Mitsubishi UFJ Morgan Stanley Securities’s capital accounts less certain fixed assets of ¥475,343 million on a stand-alone basis were 275.4% of the total amounts equivalent to market, counterparty credit and operational risks. At March 31,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
2022, its capital accounts less certain fixed assets of ¥486,756 million on a stand-alone basis, are 317.1% of the total amounts equivalent to market, counterparty credit and operational risks.
Management believes, as of March 31, 2022, that MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.
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
In July 2013, the Board of Governors of the Federal Reserve System and the other U.S. Federal banking agencies adopted final rules making significant changes to the U.S. regulatory capital framework for U.S. banking organizations (U.S. Basel III). The final rules are intended to conform this framework to the BCBS’ current international regulatory capital accord (Basel III). These rules replace the U.S. Federal banking agencies’ general risk-based capital rules (commonly known as “Basel I”), advanced approaches rules (commonly known as “Basel II”) that are applicable to certain large banking organizations (including MUFG Union Bank), and leverage rules, and are subject to certain transition provisions. Among other requirements, the U.S. Basel III rules revise the definition of capital, increase minimum capital ratios, and introduce a minimum Common Equity Tier 1 capital ratio of 4.5% and a capital conservation buffer of 2.5% (for a total minimum Common Equity Tier 1 capital ratio of 7%) and a potential countercyclical buffer of up to 2.5%, which would be imposed by regulators at their discretion if it is determined that a period of excessive credit growth is contributing to an increase in financial institution systemic risk; mandate a Tier 1 leverage ratio of 4% and introduce, for large and internationally active bank holding companies, a Tier 1 Supplementary Leverage Ratio that is currently set at 3% and which incorporates off-balance sheet exposures; revise Basel I rules for calculating risk-weighted assets under a standardized approach; modify the existing Basel II advanced approaches rules for calculating risk-weighted assets under U.S. Basel III; and eliminate, for advanced approaches institutions, over a four-year phase-in period beginning on January 1, 2014, the Accumulated OCI or loss exclusion that had applied under Basel I and Basel II rules.
As required under U.S. Basel III rules, the 2.5% capital conservation buffer is being implemented on a phased-in basis in equal increments of 0.625% per year over a four-year period that commenced on January 1, 2016. MUFG Americas Holdings and MUFG Union Bank satisfy the minimum capital requirements including the capital conservation buffer on a fully phased-in basis as those requirements were effective as of December 31, 2021.
The figures on the table below are calculated according to U.S. Basel III as of December 31, 2020 and 2021. MUFG Americas Holdings’s actual capital amounts and ratios are presented as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Actual		Minimum capital ratios required(1)
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2020:
Total capital (to risk-weighted assets)	$16,871	16.29%	$12,843	12.40%
Tier 1 capital (to risk-weighted assets)	15,823	15.28	10,772	10.40%
Tier 1 capital (to quarterly average assets)(2)	15,823	9.56	6,623	4.00%
Common Equity Tier 1 capital (to risk-weighted assets)	15,823	15.28	9,218	8.90%
At December 31, 2021:
Total capital (to risk-weighted assets)	$17,177	16.32%	$11,890	11.30%
Tier 1 capital (to risk-weighted assets)	16,843	16.01	9,786	9.30%
Tier 1 capital (to quarterly average assets)(2)	16,843	10.44	6,453	4.00%
Common Equity Tier 1 capital (to risk-weighted assets)	16,843	16.01	8,208	7.80%

Notes:
(1)The minimum capital requirement includes a capital conservation buffer of 4.4% at December 31, 2020 and 3.3% at December 31, 2021.
(2)Excludes certain deductions.

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2020 and 2021. MUFG Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		Minimum capital ratios required(1)		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
BK(US):
At December 31, 2020:
Total capital (to risk-weighted assets)	$15,629	16.68%	$9,836	10.50%	$9,368	10.00%
Tier 1 capital (to risk-weighted assets)	14,634	15.62	7,963	8.50	7,494	8.00
Tier 1 capital (to quarterly average assets)(2)	14,634	11.12	5,262	4.00	6,577	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	14,634	15.62	6,557	7.00	6,089	6.50
At December 31, 2021:
Total capital (to risk-weighted assets)	$16,265	17.36%	$9,840	10.50%	$9,371	10.00%
Tier 1 capital (to risk-weighted assets)	15,629	16.68	7,966	8.50	7,497	8.00
Tier 1 capital (to quarterly average assets)(2)	15,629	12.14	5,149	4.00	6,436	5.00
Common Equity Tier 1 capital (to risk-weighted assets)	15,629	16.68	6,560	7.00	6,091	6.50

Notes:
(1)Beginning January 1, 2019, the minimum capital requirement includes a capital conservation buffer of 2.5%.
(2)Excludes certain deductions.
Management believes, as of December 31, 2021, that MUFG Americas Holdings and MUFG Union Bank met all capital adequacy requirements to which they are subject.
As of December 31, 2020 and 2021, the notification from the OCC categorized MUFG Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” MUFG Union Bank must maintain a minimum total risk-based capital ratio of 10% as of December 31, 2020 and 2021, a Tier 1 risk-based capital ratio of 8% as of December 31, 2020 and 2021, a Tier 1 capital to quarterly average assets of 5% as of December 31, 2020 and 2021, and Common

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Equity Tier 1 risk-based capital ratio of 6.5% as of December 31, 2020 and 2021 as set forth in the table. There are no conditions or events since that notification that management believes have changed MUFG Union Bank’s category.
22.EARNINGS (LOSS) PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG
Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022
	(in millions)
Income (loss) (Numerator):
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥305,955	¥1,117,298	¥(83,320)
Effect of dilutive instruments:
Stock acquisition rights and restricted stock units—Morgan Stanley	(2,861)	(4,159)	(5,361)
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥303,094	¥1,113,139	¥(88,681)

	2020	2021	2022
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	12,912,790	12,859,737	12,798,060
Effect of dilutive instruments:
Stock acquisition rights and the common shares of MUFG under the Board Incentive Plan(1)	166	—	—
Weighted average common shares for diluted computation	12,912,956	12,859,737	12,798,060

	2020	2021	2022
	(in yen)
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings (loss) per common share:
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥23.69	¥86.88	¥(6.51)
Diluted earnings (loss) per common share:
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group(1)	¥23.47	¥86.56	¥(6.93)

Note:
(1)For the fiscal years ended March 31, 2020, 2021 and 2022, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.
23.DERIVATIVE FINANCIAL INSTRUMENTS
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2021 and 2022:

	Notional amounts(1)
	2021	2022
	(in trillions)
Interest rate contracts	¥1,308.4	¥1,391.8
Foreign exchange contracts	222.0	245.0
Equity contracts	8.0	7.4
Commodity contracts	0.1	0.1
Credit derivatives	9.8	9.8
Other	3.5	3.2
Total	¥1,551.8	¥1,657.3

Note:
(1)Includes both written and purchased positions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Impact of Derivatives on the Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2021 and 2022:

	Fair value of derivative instruments
	2021(1)(5)			2022(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥7,718	¥—	¥7,718	¥5,445	¥—	¥5,445
Foreign exchange contracts	3,910	—	3,910	4,801	2	4,803
Equity contracts	231	—	231	151	—	151
Commodity contracts	27	—	27	22	—	22
Credit derivatives	94	—	94	103	—	103
Other(6)	17	—	17	10	—	10
Total derivative assets	¥11,997	¥—	¥11,997	¥10,532	¥2	¥10,534

Derivative liabilities:
Interest rate contracts	¥7,361	¥—	¥7,361	¥5,652	¥—	¥5,652
Foreign exchange contracts	4,022	5	4,027	4,907	1	4,908
Equity contracts	237	—	237	277	—	277
Commodity contracts	27	—	27	22	—	22
Credit derivatives	109	—	109	101	—	101
Other(6)	(47)	—	(47)	(65)	—	(65)
Total derivative liabilities	¥11,709	¥5	¥11,714	¥10,894	¥1	¥10,895

Notes:
(1)The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets and liabilities except for (6).
(3)The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.
(4)This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31.
(6)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.
Impact of Derivatives on the Consolidated Statements of Operations
The following table provides more detailed information regarding the derivative-related impact on the accompanying consolidated statements of operations for the fiscal years ended March 31, 2020, 2021 and 2022:
Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2020			2021			2022
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥(173)	¥(173)	¥—	¥70	¥70	¥—	¥51	¥51
Foreign exchange contracts	(429)	—	(429)	(91)	—	(91)	(39)	—	(39)
Equity contracts	—	30	30	—	(269)	(269)	—	(98)	(98)
Credit derivatives	—	15	15	—	(53)	(53)	—	(34)	(34)
Other(1)	(5)	(31)	(36)	11	(178)	(167)	(6)	(21)	(27)
Total	¥(434)	¥(159)	¥(593)	¥(80)	¥(430)	¥(510)	¥(45)	¥(102)	¥(147)

Note:
(1)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.
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
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2021 and 2022:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2021:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥294,312	¥2,235,390	¥715,896	¥3,245,598	¥(67,707)
Non-investment grade	84,780	311,702	59,145	455,627	5,284
Not rated	—	1,683	—	1,683	(83)
Total	379,092	2,548,775	775,041	3,702,908	(62,506)
Index and basket credit default swaps:
Investment grade(2)	43,000	470,063	29,133	542,196	(4,753)
Non-investment grade	35,427	65,319	—	100,746	(1,165)
Not rated	59,534	29,971	852	90,357	(919)
Total	137,961	565,353	29,985	733,299	(6,837)
Total credit default swaps sold	517,053	3,114,128	805,026	4,436,207	(69,343)
Other credit derivatives sold(3):
Investment grade(2)	—	16,606	—	16,606	57
Total credit derivatives	¥517,053	¥3,130,734	¥805,026	¥4,452,813	¥(69,286)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2022:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥408,281	¥1,874,796	¥731,946	¥3,015,023	¥(61,308)
Non-investment grade	91,161	349,847	66,452	507,460	5,378
Not rated	—	—	—	—	—
Total	499,442	2,224,643	798,398	3,522,483	(55,930)
Index and basket credit default swaps:
Investment grade(2)	67,600	458,153	36,955	562,708	(9,604)
Non-investment grade	56,299	19,936	—	76,235	(61)
Not rated	19,944	279,955	886	300,785	(7,320)
Total	143,843	758,044	37,841	939,728	(16,985)
Total credit default swaps sold	643,285	2,982,687	836,239	4,462,211	(72,915)
Other credit derivatives sold:
Investment grade	—	—	—	—	—
Total credit derivatives	¥643,285	¥2,982,687	¥836,239	¥4,462,211	¥(72,915)

Notes:
(1)Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)Other credit derivatives primarily consist of guarantees for exposures held by the counterparty under interest rate swaps and other types of derivative contracts.
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
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥66 billion and ¥4,097 billion, respectively, at March 31, 2021, and approximately ¥70 billion and ¥4,083 billion, respectively, at March 31, 2022.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
March 31, 2021 and 2022 was approximately ¥0.7 trillion and ¥0.5 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥227 billion and ¥349 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥63 billion and ¥92 billion, respectively, as of March 31, 2021 and ¥53 billion and ¥60 billion, respectively, as of March 31, 2022.
24.OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2021 and 2022. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.
For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.
The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥499.0 billion and ¥646.1 billion at March 31, 2021 and 2022, respectively, which are syndicated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2021:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,055	¥3,174	¥698	¥183
Performance guarantees	3,193	2,315	755	123
Derivative instruments(1)	38,499	15,534	15,104	7,861
Liabilities of trust accounts	10,656	5,667	718	4,271
Other	40	6	34	—
Total	¥56,443	¥26,696	¥17,309	¥12,438

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2022:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,731	¥3,733	¥784	¥214
Performance guarantees	3,828	2,807	887	134
Derivative instruments(1)	39,982	14,670	16,988	8,324
Liabilities of trust accounts	12,262	6,413	672	5,177
Other	71	6	65	—
Total	¥60,874	¥27,629	¥19,396	¥13,849

Note:
(1)Credit derivatives sold by the MUFG Group are excluded from this presentation.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees, as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2021 and 2022 are excluded from this presentation, as they are disclosed in Note 23.
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
Carrying Amount
At March 31, 2021 and 2022, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥857,862 million and ¥814,734 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥819,739 million and ¥769,376 million as of March 31, 2021 and 2022, respectively. Credit derivatives sold by the MUFG Group at March 31, 2021 and 2022 are excluded from this presentation, as they are disclosed in Note 23. In addition, Other liabilities include an allowance for off-balance sheet instruments of ¥27,688 million and ¥51,852 million at March 31, 2021 and 2022, respectively, related to these transactions.
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
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2021 and 2022. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

		Amount by borrower grade
At March 31, 2021:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,055	¥3,929	¥108	¥15	¥3
Performance guarantees	3,193	3,092	70	3	28
Total	¥7,248	¥7,021	¥178	¥18	¥31

		Amount by borrower grade
At March 31, 2022:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,731	¥4,575	¥121	¥31	¥4
Performance guarantees	3,828	3,706	73	22	27
Total	¥8,559	¥8,281	¥194	¥53	¥31

Notes:
(1)Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
(2)Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.
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
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Substantially all of our off-balance sheet instruments is comprised of commitments to extend credit at March 31, 2022, and approximately 65% of these commitments will expire within one year, 32% from one year to five years and 3% after five years. The table below presents the contractual amounts with regard to the other off-balance sheet instruments at March 31, 2021 and 2022:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2021	2022
	(in billions)
Commitments to extend credit	¥84,614	¥82,886
Commercial letters of credit	835	908
Commitments to make investments	281	478
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
Commitments to make investments are legally binding contracts such as to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MUFG Group has significant variable interests, are described in Note 25.
25.VARIABLE INTEREST ENTITIES
In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets and trust arrangements.
The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2021 and 2022:

Consolidated VIEs	Consolidated assets
At March 31, 2021:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,986,887	¥109,439	¥40,061	¥5,433	¥1,015,434	¥4,800,221	¥16,299
Investment funds	374,324	—	15,171	240,327	41,512	—	77,314
Special purpose entities created for structured financing	175,630	—	2,058	4,645	—	113,943	54,984
Repackaged instruments	281,331	3,179	—	73,914	118,199	85,782	257
Securitization of the MUFG Group’s assets	10,358,628	—	996	—	—	10,339,273	18,359
Trust arrangements	9,029,390	—	—	623,466	1,071,708	7,334,215	1
Other	43,320	323	3,826	17,108	—	4,660	17,403
Total consolidated assets before elimination	26,249,510	112,941	62,112	964,893	2,246,853	22,678,094	184,617
The amounts eliminated in consolidation	(8,121,094)	(110,243)	(31,690)	(5,892)	(519,561)	(7,430,166)	(23,542)
Total consolidated assets	¥18,128,416	¥2,698	¥30,422	¥959,001	¥1,727,292	¥15,247,928	¥161,075

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,989,188	¥—	¥4,058,248	¥1,461,043	¥469,897
Investment funds	15,039	—	—	5,831	9,208
Special purpose entities created for structured financing	97,226	—	—	84,973	12,253
Repackaged instruments	284,795	—	21,343	195,987	67,465
Securitization of the MUFG Group’s assets	10,367,099	—	31,000	9,839,204	496,895
Trust arrangements	9,029,272	7,826,959	—	—	1,202,313
Other	39,141	—	3,433	18,315	17,393
Total consolidated liabilities before elimination	25,821,760	7,826,959	4,114,024	11,605,353	2,275,424
The amounts eliminated in consolidation	(14,679,458)	—	(2,422,978)	(11,144,547)	(1,111,933)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,547,483)	(7,826,959)	(1,657,447)	(3,043)	(1,060,034)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥594,819	¥—	¥33,599	¥457,763	¥103,457

Consolidated VIEs	Consolidated assets
At March 31, 2022:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,115,286	¥114,679	¥24,959	¥30,114	¥906,109	¥5,016,254	¥23,171
Investment funds	538,336	578	28,021	351,806	55,567	—	102,364
Special purpose entities created for structured financing	192,200	1,694	5,463	7,294	—	119,002	58,747
Repackaged instruments	342,771	4,798	—	134,387	111,711	88,209	3,666
Securitization of the MUFG Group’s assets	10,544,934	—	1,204	—	—	10,526,124	17,606
Trust arrangements	8,581,448	—	—	760,960	1,303,063	6,517,421	4
Other	67,650	465	3,910	22,110	15,684	3,496	21,985
Total consolidated assets before elimination	26,382,625	122,214	63,557	1,306,671	2,392,134	22,270,506	227,543
The amounts eliminated in consolidation	(7,424,058)	(115,486)	(36,175)	(54,363)	(567,242)	(6,619,044)	(31,748)
Total consolidated assets	¥18,958,567	¥6,728	¥27,382	¥1,252,308	¥1,824,892	¥15,651,462	¥195,795

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,091,830	¥—	¥4,443,656	¥1,337,938	¥310,236
Investment funds	29,368	—	—	6,497	22,871
Special purpose entities created for structured financing	101,814	—	—	95,218	6,596
Repackaged instruments	345,606	—	22,791	248,535	74,280
Securitization of the MUFG Group’s assets	10,569,281	—	—	10,102,964	466,317
Trust arrangements	8,581,731	7,063,850	683,346	—	834,535
Other	63,126	—	2,268	39,511	21,347
Total consolidated liabilities before elimination	25,782,756	7,063,850	5,152,061	11,830,663	1,736,182
The amounts eliminated in consolidation	(15,116,977)	(756)	(2,590,224)	(11,378,021)	(1,147,976)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,081,747)	(7,063,094)	(2,522,255)	(3,411)	(492,987)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥584,032	¥—	¥39,582	¥449,231	¥95,219
In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2021 and 2022:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2021:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥25,491,847	¥5,606,965	¥4,211,342	¥277	¥1,598,992	¥2,612,073	¥—	¥—	¥—
Investment funds	102,840,486	2,646,071	2,288,210	538,190	501,434	1,213,179	35,407	114,911	114,911
Special purpose entities created for structured financing	38,771,947	4,409,839	3,254,145	476,784	25,234	2,745,441	6,686	10,447	10,447
Repackaged instruments	8,604,182	3,088,564	3,008,695	611,245	2,142,482	204,332	50,636	29,478	29,478
Other	65,455,861	3,039,135	2,176,775	198,144	—	1,915,912	62,719	24,732	24,732
Total	¥241,164,323	¥18,790,574	¥14,939,167	¥1,824,640	¥4,268,142	¥8,690,937	¥155,448	¥179,568	¥179,568

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2022:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥27,325,711	¥6,010,143	¥4,858,210	¥—	¥1,756,122	¥3,102,088	¥—	¥520	¥520
Investment funds	112,262,392	3,352,266	2,622,407	328,963	622,967	1,628,737	41,740	4,507	4,507
Special purpose entities created for structured financing	42,312,881	4,829,867	3,275,008	234,384	20,854	3,012,252	7,518	25,424	25,424
Repackaged instruments	7,533,839	3,627,418	3,448,224	563,524	2,424,602	373,834	86,264	1,590	1,590
Other	74,119,635	3,474,163	2,402,341	170,859	7,552	2,139,751	84,179	28,128	28,128
Total	¥263,554,458	¥21,293,857	¥16,606,190	¥1,297,730	¥4,832,097	¥10,256,662	¥219,701	¥60,169	¥60,169
Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Securitization of the MUFG Group’s Assets
This category primarily comprises the following:
Securitization for issuing interests or financing

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
26.CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥24,943 million and ¥21,120 million as of March 31, 2021 and 2022, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of operations. For the fiscal years ended March 31, 2020, 2021 and 2022, there was a negative impact of ¥7,800 million, nil and ¥23,332 million, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of operations.
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
27.FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the fiscal years ended March 31, 2020, 2021 and 2022 were as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2020	2021	2022
	(in millions)
Fees and commissions on deposits	¥53,684	¥50,131	¥51,032
Fees and commissions on remittances and transfers	169,407	165,288	157,236
Fees and commissions on foreign trading business	66,025	79,353	56,344
Fees and commissions on credit card business	238,112	199,625	207,080
Fees and commissions on security-related services	221,494	244,017	264,530
Fees and commissions on administration and management services for investment funds	184,559	235,497	286,549
Trust fees	119,919	125,658	133,322
Guarantee fees(1)	46,322	43,889	45,849
Insurance commissions	44,415	42,117	42,353
Fees and commissions on real estate business	49,764	48,110	65,611
Other fees and commissions(2)	308,351	293,598	348,957
Total	¥1,502,052	¥1,527,283	¥1,658,863

Notes:
(1)Guarantee fees are not within the scope of the guidance on revenue from contracts with customers.
(2)Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.
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
The majority of fees and commissions on deposits are attributable to Digital Service Business Group (“DS”) and Global Commercial Banking Business Group (“GCB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on remittances and transfers are attributable to DS, Retail & Commercial Banking Business Group (“R&C”), Japanese Corporate Investment Banking Business Group (“JCIB”), Global Corporate Investment Banking Business Group (“GCIB”), and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to DS, R&C, JCIB, GCIB, and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on credit card business are substantially attributable to DS.
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
The majority of insurance commissions are from the business activities relevant to DS, R&C, JCIB, and GCB with no significant concentration in any particular segments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The business activities relevant to fees and commissions on real estate business are attributable to R&C and JCIB with no significant concentration in any particular segments.
28.TRADING ACCOUNT PROFITS AND LOSSES
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
Net trading gains (losses) for the fiscal years ended March 31, 2020, 2021 and 2022 were comprised of the following:

	2020	2021	2022
	(in millions)
Interest rate and other derivative contracts	¥(159,045)	¥(429,586)	¥(102,122)
Trading account securities, excluding derivatives	924,418	19,218	(722,298)
Trading account profits (losses)—net	765,373	(410,368)	(824,420)
Foreign exchange derivative contracts(1)	(434,052)	(79,559)	(44,693)
Net trading gains (losses)	¥331,321	¥(489,927)	¥(869,113)

Note:
(1)Losses on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of operations. Foreign exchange gains (losses)—net in the accompanying consolidated statements of operations are also comprised of foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.
For further information on the methodologies and assumptions used to estimate fair value, see Note 31, which also shows fair values of trading account securities by major category. Note 23 discloses further information regarding the derivative-related impact on Trading account profits (losses)—net by major category.
29.BUSINESS SEGMENTS
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
The MUFG Group integrated the operations of its consolidated subsidiaries into seven business segments.—Digital Service, Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, Global Corporate & Investment Banking, and Global Markets.
The following is a brief explanation of the MUFG Group’s business segments:
Digital Service Business Group—Covers digital-based non-face-to-face businesses servicing "mass-segment" customers or retail customers and small and medium-sized enterprise customers, of Mitsubishi UFJ NICOS, other consumer financing company and MUFG Bank in Japan.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses. This business group mainly offers retail customers (with a strategic focus on high net-worth individual) and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.
Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri and Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.
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
The MUFG Group has reorganized its business groups (previously consisting of Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other) under its three-year medium-term business plan commencing on April 1, 2021, in light of changes in the business environment, including the digital shift in society. A new Digital Service Business Group was established on April 1, 2021 under the medium-term business plan mainly by separating the digital-based businesses that previously belonged to the Retail & Commercial Banking Business Group in an effort to better integrate the expertise and capabilities of its subsidiaries to respond to the needs of its customers more effectively and efficiently, and the MUFG Group changed its reporting segments to the current segmentation based on the reorganized business groups. The MUFG Group has changed the method of allocation of net revenue and operating expenses among reporting segments mainly in connection with the establishment of the Digital Service Business Group.
The MUFG Group made modifications to its internal management accounting rules and allocate fixed assets to each business segment from March 2022.
The MUFG Group made modifications to its internal management accounting rules and practices, effective April 1, 2021, including adjustments relating to the interest rate on core deposits in the Retail & Commercial Banking Business Group under the medium-term business plan. The adjustments resulted in a decrease in net revenue in the Retail & Commercial Banking Business Group and a corresponding, offsetting increase of the same amount in net revenue in Other. These changes had the following impact for the fiscal years ended March 31, 2020 and 2021:
•increasing the operating profits of the Global Corporate & Investment Banking Business Group, Other and the Global Commercial Banking Business Group by ¥9.0 billion, ¥4.2 billion, and ¥0.2 billion, respectively for the fiscal year ended March 31, 2020,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
•reducing the operating profits of the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥217.0 billion, ¥3.5 billion, ¥2.9 billion and ¥2.1 billion, respectively for the fiscal year ended March 31, 2020,
•increasing the operating profits of Other, the Global Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥15.6 billion, ¥5.1 billion and ¥2.0 billion, respectively for the fiscal year ended March 31, 2021, and
•reducing the operating profits of the Retail & Commercial Banking Business Group, the Asset Management & Investor Services Business Group, the Global Markets Business Group and the Japanese Corporate & Investment Banking Business Group by ¥191.8 billion, ¥2.8 billion, ¥0.7 billion and ¥0.5 billion, respectively for the fiscal year ended March 31, 2021.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2020, 2021 and 2022.

	Customer Business							Global Markets Business Group	Other	Total
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total
		(in billions)
Fiscal year ended March 31, 2020:
Net revenue:	¥789.6	¥604.9	¥575.9	¥795.6	¥243.1	¥409.3	¥3,418.4	¥535.7	¥19.1	¥3,973.2
BK and TB(1):	282.7	422.7	444.8	(0.2)	94.8	294.3	1,539.1	311.8	21.7	1,872.6
Net interest income	253.6	189.8	188.6	0.6	2.5	128.6	763.7	125.4	35.8	924.9
Net fees	24.6	209.8	202.1	—	92.3	148.1	676.9	(16.1)	(55.4)	605.4
Other	4.5	23.1	54.1	(0.8)	—	17.6	98.5	202.5	41.3	342.3
Other than BK and TB	506.9	182.2	131.1	795.8	148.3	115.0	1,879.3	223.9	(2.6)	2,100.6
Operating expenses	578.4	532.3	331.1	564.3	173.9	258.9	2,438.9	235.8	124.4	2,799.1
Operating profit (loss)	¥211.2	¥72.6	¥244.8	¥231.3	¥69.2	¥150.4	¥979.5	¥299.9	¥(105.3)	¥1,174.1
Fiscal year ended March 31, 2021:
Net revenue:	¥731.1	¥567.4	¥563.1	¥783.5	¥293.5	¥431.5	¥3,370.1	¥640.3	¥7.5	¥4,017.9
BK and TB(1):	258.4	373.8	451.5	1.0	99.5	274.4	1,458.6	386.3	32.9	1,877.8
Net interest income	223.6	165.8	187.0	1.6	5.5	138.3	721.8	212.3	37.3	971.4
Net fees	32.1	188.9	216.3	—	94.0	150.2	681.5	(4.5)	(70.7)	606.3
Other	2.7	19.1	48.2	(0.6)	—	(14.1)	55.3	178.5	66.3	300.1
Other than BK and TB	472.7	193.6	111.6	782.5	194.0	157.1	1,911.5	254.0	(25.4)	2,140.1
Operating expenses	559.6	500.2	323.0	507.3	212.9	269.9	2,372.9	240.2	157.8	2,770.9
Operating profit (loss)	¥171.5	¥67.2	¥240.1	¥276.2	¥80.6	¥161.6	¥997.2	¥400.1	¥(150.3)	¥1,247.0
Fiscal year ended March 31, 2022:
Net revenue:	¥727.0	¥600.6	¥620.6	¥781.4	¥348.9	¥527.2	¥3,605.7	¥427.0	¥27.2	¥4,059.9
BK and TB(1):	260.4	388.6	495.2	1.9	106.4	361.7	1,614.2	203.4	53.7	1,871.3
Net interest income	219.0	166.5	230.6	2.1	9.3	170.5	798.0	219.9	134.7	1,152.6
Net fees	38.4	201.3	211.6	—	97.1	189.0	737.4	(10.7)	(70.1)	656.6
Other	3.0	20.8	53.0	(0.2)	—	2.2	78.8	(5.8)	(10.9)	62.1
Other than BK and TB	466.6	212.0	125.4	779.5	242.5	165.5	1,991.5	223.6	(26.5)	2,188.6
Operating expenses	554.6	495.9	319.2	538.0	241.3	288.9	2,437.9	250.0	139.6	2,827.5
Operating profit (loss)	¥172.4	¥104.7	¥301.4	¥243.4	¥107.6	¥238.3	¥1,167.8	¥177.0	¥(112.4)	¥1,232.4
Fixed assets(2)	¥140.6	¥191.7	¥155.8	¥1.0	¥13.3	¥133.0	¥635.4	¥108.4	¥550.3	¥1,294.1

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and it corresponds to the U.S. GAAP amounts of premises and equipment-net, intangible assets-net and goodwill of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
MUFG Bank (on a stand-alone basis) and Mitsubishi UFJ Trust and Banking (on a stand-alone basis). Fixed assets of MUFG, other consolidated subsidiaries and Japanese GAAP consolidation adjustment amounting to ¥1,286.1 billion are not allocated to each business segment when determining the allocation of management resources and assessing performance, therefore such amounts are not included in the table above.
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
A reconciliation of operating profit and fixed assets under the internal management reporting system for the fiscal years ended March 31, 2020, 2021 and 2022 above to income before income tax expense shown in the accompanying consolidated statements of operations and the total amount of premises and equipment-net, intangible assets-net and goodwill are as follows:

	2020	2021	2022
	(in billions)
Operating profit:	¥1,174	¥1,247	¥1,232
Provision for credit losses	(322)	(484)	(278)
Trading account profits (losses)—net	920	(678)	(1,174)
Equity investment securities gains (losses)—net	(618)	1,480	(109)
Debt investment securities gains (losses)—net	(403)	(129)	139
Foreign exchange gains (losses)—net	(145)	9	(9)
Equity in earnings of equity method investees—net	283	356	437
Impairment of goodwill	(384)	(148)	—
Impairment of intangible assets	(4)	(22)	(33)
Reversal of (provision for) off-balance sheet credit instruments	62	57	(46)
Impairment of assets held for sale	—	—	(134)
Other—net	(130)	(80)	(84)
Income (loss) before income tax expense (benefit)	¥433	¥1,608	¥(59)
Fixed assets:	¥—	¥—	¥1,294
U.S. GAAP adjustments and other	—	—	974
Premises and equipment-net, Intangible assets-net and Goodwill	¥—	¥—	¥2,268
30.FOREIGN ACTIVITIES
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
Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2020, 2021 and 2022, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2020:
Total revenue(2)	¥1,596,794	¥2,223,984	¥89,412	¥1,326,426	¥566,222	¥5,802,838
Total expense(3)	2,565,895	1,051,164	218,623	1,174,200	359,736	5,369,618
Income (loss) before income tax expense (benefit)	(969,101)	1,172,820	(129,211)	152,226	206,486	433,220
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(1,001,477)	1,113,913	(140,372)	142,568	191,323	305,955
Total assets at end of fiscal year	207,532,337	60,587,867	19,099,410	30,845,864	13,687,805	331,753,283
Fiscal year ended March 31, 2021:
Total revenue(2)	¥3,348,733	¥741,137	¥356,112	¥1,134,233	¥329,568	¥5,909,783
Total expense(3)	2,316,323	713,441	263,753	889,494	118,430	4,301,441
Income before income tax expense	1,032,410	27,696	92,359	244,739	211,138	1,608,342
Net income (loss) attributable to Mitsubishi UFJ Financial Group	627,138	(231,116)	74,230	366,880	280,166	1,117,298
Total assets at end of fiscal year	240,603,939	49,478,851	21,126,639	31,368,443	11,246,753	353,824,625
Fiscal year ended March 31, 2022:
Total revenue(2)	¥2,160,509	¥500,590	¥67,687	¥975,340	¥221,601	¥3,925,727
Total expense(3)	2,198,650	666,564	311,639	726,042	81,559	3,984,454
Income (loss) before income tax expense (benefit)	(38,141)	(165,974)	(243,952)	249,298	140,042	(58,727)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(7,380)	(498,205)	(344,044)	506,621	259,688	(83,320)
Total assets at end of fiscal year(4)	246,637,054	54,576,602	22,319,350	31,909,321	12,207,691	367,650,018

Notes:
(1)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)Total revenue is comprised of Interest income and Non-interest income.
(3)Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.
(4)Total assets at the fiscal year ended March 31, 2022 in this table includes those relating to Financial assets and liabilities of transferred business of MUFG Union Bank. See Note 2 for more information.
The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2021 and 2022:

	2021	2022
	(in millions)
Cash and due from banks	¥1,090,501	¥1,050,661
Interest-earning deposits in other banks	12,377,887	12,459,897
Total	¥13,468,388	¥13,510,558
Trading account assets	¥28,525,243	¥26,849,102
Investment securities	¥8,694,138	¥7,157,322
Loans—net of unearned income, unamortized premiums and deferred loan fees	¥47,333,878	¥45,338,581
Deposits	¥55,145,437	¥46,932,643
Funds borrowed:
Call money, funds purchased	¥323,066	¥306,053
Payables under repurchase agreements	10,974,238	10,769,853
Payables under securities lending transactions	130,380	144,854
Other short-term borrowings	3,474,821	3,940,997
Long-term debt	2,421,267	1,596,146
Total	¥17,323,772	¥16,757,903
Trading account liabilities	¥5,575,956	¥5,919,017

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
31.FAIR VALUE
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance on fair value measurements also specifies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable inputs, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is specified by the guidance:
•Level 1—Unadjusted quoted prices for identical instruments in active markets.
•Level 2—Observable inputs other than Level 1 prices for substantially the full term of the instruments, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; other inputs that are observable; or market-corroborated inputs.
•Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.
A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The tables in this note except for Estimated Fair Value of Financial Instruments include the portion of the assets and liabilities held for sale.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2021 and 2022:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2021	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥18,439,146	¥13,165,127	¥756,413	¥32,360,686
Debt securities
Japanese national government and Japanese government agency bonds	6,800,379	401,454	—	7,201,833
Japanese prefectural and municipal bonds	—	193,936	—	193,936
Foreign government and official institution bonds	9,508,030	450,443	1,280	9,959,753
Corporate bonds	5,123	2,706,611	77	2,711,811
Residential mortgage-backed securities	27	6,166,313	1,000	6,167,340
Asset-backed securities	—	1,045,706	336,811	1,382,517
Other debt securities	—	—	277,635	277,635
Commercial paper	—	1,001,233	—	1,001,233
Equity securities(2)	2,125,587	1,199,431	139,610	3,464,628
Trading derivative assets	136,515	11,774,865	70,058	11,981,438
Interest rate contracts	23,906	7,673,031	21,018	7,717,955
Foreign exchange contracts	929	3,896,713	12,520	3,910,162
Equity contracts	111,680	113,586	6,309	231,575
Commodity contracts	—	1	26,896	26,897
Credit derivatives	—	91,534	2,354	93,888
Other(7)	—	—	961	961
Investment securities:
Available-for-sale debt securities	34,010,613	12,817,584	289,616	47,117,813
Japanese national government and Japanese government agency bonds	32,073,409	3,199,802	—	35,273,211
Japanese prefectural and municipal bonds	—	3,731,513	—	3,731,513
Foreign government and official institution bonds	1,937,204	973,041	16,718	2,926,963
Corporate bonds	—	1,134,108	162	1,134,270
Residential mortgage-backed securities	—	1,467,115	15	1,467,130
Commercial mortgage-backed securities	—	462,966	1,599	464,565
Asset-backed securities	—	1,247,565	136,920	1,384,485
Other debt securities	—	37,376	134,202	171,578
Commercial paper	—	564,098	—	564,098
Equity securities	5,530,077	229,415	45,569	5,805,061
Marketable equity securities	5,530,077	229,415	—	5,759,492
Nonmarketable equity securities(3)	—	—	45,569	45,569
Other(4)	1,202,230	42,687	18,784	1,263,701
Total	¥59,318,581	¥38,029,678	¥1,180,440	¥98,528,699

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2021	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥260,149	¥989	¥—	¥261,138
Trading derivative liabilities	150,750	11,560,634	45,031	11,756,415
Interest rate contracts	10,696	7,343,594	6,839	7,361,129
Foreign exchange contracts	977	4,015,927	5,237	4,022,141
Equity contracts	139,077	92,655	5,686	237,418
Commodity contracts	—	1	26,959	26,960
Credit derivatives	—	108,457	83	108,540
Other(7)	—	—	227	227
Obligation to return securities received as collateral(5)	6,484,452	97,307	—	6,581,759
Other(6)	—	558,553	(2,212)	556,341
Total	¥6,895,351	¥12,217,483	¥42,819	¥19,155,653

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2022	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥17,170,976	¥13,998,654	¥797,997	¥31,967,627
Debt securities
Japanese national government and Japanese government agency bonds	7,927,707	344,034	—	8,271,741
Japanese prefectural and municipal bonds	—	132,097	—	132,097
Foreign government and official institution bonds	7,606,345	471,163	1,711	8,079,219
Corporate bonds	3,198	2,664,869	683	2,668,750
Residential mortgage-backed securities	—	6,792,386	—	6,792,386
Commercial mortgage-backed securities	—	7,402	—	7,402
Asset-backed securities	—	1,210,875	315,231	1,526,106
Other debt securities	—	—	313,166	313,166
Commercial paper	—	1,271,921	—	1,271,921
Equity securities(2)	1,633,726	1,103,907	167,206	2,904,839
Trading derivative assets	201,860	10,204,531	115,040	10,521,431
Interest rate contracts	121,584	5,268,790	54,309	5,444,683
Foreign exchange contracts	2,514	4,788,739	9,560	4,800,813
Equity contracts	77,762	47,207	25,979	150,948
Commodity contracts	—	88	21,984	22,072
Credit derivatives	—	99,707	2,808	102,515
Other(7)	—	—	400	400
Investment securities:
Available-for-sale debt securities	32,672,696	12,912,810	212,936	45,798,442
Japanese national government and Japanese government agency bonds	30,989,319	3,338,445	—	34,327,764
Japanese prefectural and municipal bonds	—	4,146,144	—	4,146,144
Foreign government and official institution bonds	1,683,377	936,076	11,890	2,631,343
Corporate bonds	—	1,087,059	3,089	1,090,148
Residential mortgage-backed securities	—	900,392	15	900,407
Asset-backed securities	—	1,464,041	124,379	1,588,420
Other debt securities	—	30,016	73,563	103,579
Commercial paper	—	1,010,637	—	1,010,637
Equity securities	4,834,102	152,041	55,883	5,042,026
Marketable equity securities	4,834,102	152,041	—	4,986,143
Nonmarketable equity securities(3)	—	—	55,883	55,883
Other(4)	1,434,046	38,574	4,912	1,477,532
Assets held for sale	421,450	2,791,372	78,521	3,291,343
Investment securities	409,618	2,713,377	65,262	3,188,257
Other	11,832	77,995	13,259	103,086
Total	¥56,735,130	¥40,097,982	¥1,265,289	¥98,098,401

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2022	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥57,371	¥2,455	¥—	¥59,826
Trading derivative liabilities	217,570	10,697,699	43,951	10,959,220
Interest rate contracts	19,841	5,615,033	16,816	5,651,690
Foreign exchange contracts	4,017	4,901,054	2,097	4,907,168
Equity contracts	193,712	80,806	2,559	277,077
Commodity contracts	—	—	22,029	22,029
Credit derivatives	—	100,806	79	100,885
Other(7)	—	—	371	371
Obligation to return securities received as collateral(5)	6,670,482	155,733	—	6,826,215
Other(6)	—	525,135	16,463	541,598
Liabilities held for sale	852	50,744	1,603	53,199
Other	852	50,744	1,603	53,199
Total	¥6,946,275	¥11,431,766	¥62,017	¥18,440,058

Notes:
(1)Includes securities measured under the fair value option.
(2)Excludes certain investments valued at net asset value of private equity funds whose fair values were ¥102,255 million and ¥179,278 million at March 31, 2021 and 2022, respectively. The amounts of unfunded commitments related to these private equity funds were ¥97,413 million and ¥110,360 million at March 31, 2021 and 2022, respectively.
(3)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds whose fair values at March 31, 2021 were ¥27,395 million and ¥34,390 million, respectively, and those at March 31, 2022 were ¥30,142 million and ¥39,462 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2021 were ¥1,006 million and ¥4,758 million, respectively, and those at March 31, 2022 were ¥1,011 million and nil, respectively.
(4)Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions and money in trust for segregating cash deposited by customers on security transactions.
(5)Included in Other liabilities.
(6)Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.
(7)Includes certain derivatives such as earthquake derivatives.

Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2021 and 2022. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	March 31, 2020	Total gains (losses) for the period											March 31, 2021	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2021
		Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥525,946	¥21,730	(2)	¥—	¥352,917	¥—	¥(189,980)	¥(117,399)	¥190,391		¥(27,192)		¥756,413	¥23,477	(2)
Debt securities
Foreign government and official institution bonds	1,052	625		—	49,637	—	(49,927)	(59)	—		(48)		1,280	159
Corporate bonds	144	31		—	82	—	(180)	—	—		—		77	(5)
Residential mortgage-backed securities	—	—		—	51,533	—	(50,533)	—	—		—		1,000	—
Asset-backed securities	416,259	12,808		—	106,308	—	(83,700)	(114,864)	—		—		336,811	16,309
Other debt securities	6,651	11,096		—	69,499	—	—	—	190,389	(8)	—		277,635	11,096
Equity securities	101,840	(2,830)		—	75,858	—	(5,640)	(2,476)	2		(27,144)	(8)	139,610	(4,082)
Trading derivatives—net	3,477	45,361	(2)	(104)	597	(653)	—	(20,689)	(2,159)		(803)		25,027	31,184	(2)
Interest rate contracts—net	(750)	14,401		(32)	—	—	—	1,405	(99)		(746)		14,179	11,807
Foreign exchange contracts—net	5,005	3,743		(128)	—	—	—	140	(1,480)		3		7,283	3,812
Equity contracts—net	(4,222)	27,299		55	3	—	—	(21,944)	(580)		12		623	15,660
Commodity contracts—net	(65)	1		1	—	—	—	—	—		—		(63)	1
Credit derivatives—net	2,727	(166)		—	—	—	—	(290)	—		—		2,271	(182)
Other—net(9)	782	83		—	594	(653)	—	—	—		(72)		734	86
Investment securities:
Available-for-sale debt securities	274,930	6,710	(3)	(14,559)	308,672	—	(11)	(276,234)	70		(9,962)		289,616	(2,779)	(3)
Foreign government and official institution bonds	15,767	—		(888)	3,518	—	—	(1,679)	—		—		16,718	473
Corporate bonds	10,108	(8)		(1)	—	—	—	(45)	70		(9,962)	(5)	162	(10)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	1,977	—		(346)	—	—	(11)	(21)	—		—		1,599	(163)
Asset-backed securities	140,875	6,718		(7,958)	267,767	—	—	(270,482)	—		—		136,920	(4,047)
Other debt securities	106,188	—		(5,366)	37,387	—	—	(4,007)	—		—		134,202	968
Equity securities	39,963	(3,231)	(3)	—	10,481	—	(1,725)	—	285		(204)		45,569	(4,150)	(3)
Nonmarketable equity securities	39,963	(3,231)		—	10,481	—	(1,725)	—	285		(204)		45,569	(4,150)
Other	36,701	(18,626)	(7)	(1,349)	2,346	—	(18)	(270)	—		—		18,784	(18,620)	(7)
Total	¥881,017	¥51,944		¥(16,012)	¥675,013	¥(653)	¥(191,734)	¥(414,592)	¥188,587		¥(38,161)		¥1,135,409	¥29,112
Liabilities
Other	¥6,606	¥(32,946)	(4)	¥937	¥—	¥5,336	¥—	¥(27,823)	¥(7,686)	(6)	¥(10,654)	(6)	¥(2,212)	¥(17,043)	(4)
Total	¥6,606	¥(32,946)		¥937	¥—	¥5,336	¥—	¥(27,823)	¥(7,686)		¥(10,654)		¥(2,212)	¥(17,043)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	March 31, 2021	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(10)		Transfers out of Level 3(10)		March 31, 2022	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2022
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥756,413	¥41,919	(2)	¥—	¥458,395	¥—	¥(197,245)	¥(262,150)	¥665		¥—		¥797,997	¥40,113	(2)
Debt securities
Foreign government and official institution bonds	1,280	287		—	31,591	—	(31,432)	(15)	—		—		1,711	47
Corporate bonds	77	(68)		—	126	—	(100)	—	648		—		683	(69)
Residential mortgage-backed securities	1,000	(2)		—	97,197	—	(98,176)	(19)	—		—		—	—
Asset-backed securities	336,811	26,692		—	270,974	—	(67,500)	(251,746)	—		—		315,231	27,693
Other debt securities	277,635	14,179		—	21,352	—	—	—	—		—		313,166	14,179
Equity securities	139,610	831		—	37,155	—	(37)	(10,370)	17		—		167,206	(1,737)
Trading derivatives—net	25,027	23,754	(2)	1,882	51	(674)	—	(16,312)	41,076		(3,715)		71,089	46,149	(2)
Interest rate contracts—net	14,179	(25,977)		824	—	—	—	9,696	39,609	(5)	(838)		37,493	4,410
Foreign exchange contracts—net	7,283	2,403		206	21	—	—	1,833	1,467		(5,750)		7,463	(1,640)
Equity contracts—net	623	46,579		858	30	—	—	(27,543)	—		2,873		23,420	42,546
Commodity contracts—net	(63)	30		(6)	—	—	—	(6)	—		—		(45)	30
Credit derivatives—net	2,271	750		—	—	—	—	(292)	—		—		2,729	819
Other—net(9)	734	(31)		—	—	(674)	—	—	—		—		29	(16)
Investment securities:
Available-for-sale debt securities	289,616	277	(3)	25,143	236,786	—	—	(287,747)	15,651		(66,790)		212,936	12,545	(3)
Foreign government and official institution bonds	16,718	—		607	5,163	—	—	(5,964)	—		(4,634)		11,890	87
Corporate bonds	162	(328)		68	557	—	—	(114)	2,854		(110)		3,089	(265)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	1,599	—		104	—	—	—	(524)	—		(1,179)		—	—
Asset-backed securities	136,920	580		14,066	231,039	—	—	(258,226)	—		—		124,379	6,651
Other debt securities	134,202	25		10,298	27	—	—	(22,919)	12,797	(8)	(60,867)		73,563	6,072
Equity securities	45,569	5,856	(3)	—	9,899	—	(3,113)	—	130		(2,458)		55,883	3,960	(3)
Nonmarketable equity securities	45,569	5,856		—	9,899	—	(3,113)	—	130		(2,458)		55,883	3,960
Other	18,784	(402)	(7)	1,049	2,369	—	(4,612)	(202)	—		(12,074)		4,912	1,245	(7)
Assets held for sale	—	(2,589)	(11)	4,234	770	—	—	(4,247)	78,750		—		76,918	1,461	(11)
Investment securities	—	(963)		3,791	1	—	—	(4,247)	66,680		—		65,262	5,737
Other	—	(1,626)		443	769	—	—	—	12,070		—		11,656	(4,276)
Total	¥1,135,409	¥68,815		¥32,308	¥708,270	¥(674)	¥(204,970)	¥(570,658)	¥136,272		¥(85,037)		¥1,219,735	¥105,473
Liabilities
Other	¥(2,212)	¥8,315	(4)	¥(3,080)	¥—	¥36,535	¥—	¥(19,361)	¥5,364	(6)	¥1,372	(6)	¥16,463	¥15,532	(4)
Total	¥(2,212)	¥8,315		¥(3,080)	¥—	¥36,535	¥—	¥(19,361)	¥5,364		¥1,372		¥16,463	¥15,532

Notes:
(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account profits (losses)—net and Foreign exchange gains (losses)—net.
(3)Included in Investment securities gains (losses)—net and Other comprehensive income—net.
(4)Included in Trading account profits (losses)—net.
(5)Transfers into Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable input to the entire fair value measurement. Unobservable input includes loss given default. Transfers out of Level 3 for Corporate bonds were due to changes in the impact of unobservable credit worthiness inputs to the entire fair value measurement of the private placement bonds issued by Japanese non-public companies. Unobservable credit worthiness inputs include probability of default based on credit ratings of the bond issuers and loss given default.
(6)Transfers into (out of) Level 3 for long-term debt in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.
(7)Included in Fees and commissions income and Other non-interest income.
(8)Transfers relate to the reclassification of certain securities.
(9)Includes certain derivatives such as earthquake derivatives.
(10)Includes the reclassification of assets and liabilities in transferred business of MUFG Union Bank to assets and liabilities held for sale.
(11)Included in Investment securities gains (losses)—net, Trading account profits (losses)—net, Fees and commissions income and Other comprehensive income—net.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2021	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign government and official institution bonds	¥16,718	Return on equity method	Probability of default	0.2%~1.8%	0.5%
			Recovery rate	35.0%~90.0%	66.9%
			Market-required return on capital	8.0%~10.0%	10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	89,607	Discounted cash flow	Probability of default	4.3%~4.9%	4.7%
			Recovery rate	78.0%~96.6%	90.6%
	279,547	Internal model(4)	Asset correlations	3.0%	3.0%
			Discount factor	1.3%~1.6%	1.3%
			Prepayment rate	18.3%	18.3%
			Probability of default	0.0%~83.7%	—	(3)
			Recovery rate	57.4%	57.4%
Other debt securities	313,895	Discounted cash flow	Liquidity premium	1.0%~3.2%	2.9%
	79,541	Return on equity method	Probability of default	0.0%~8.0%	0.4%
			Recovery rate	60.0%~90.0%	78.8%
			Market-required return on capital	8.0%~10.0%	10.0%

At March 31, 2021	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	12,841	Option model	Correlation between interest rates	30.0%~61.9%	44.8%
			Correlation between interest rate and foreign exchange rate	15.1%~60.0%	41.6%
			Volatility	0.0%~100.0%	65.0%
Foreign exchange contracts—net	7,283	Option model	Correlation between interest rates	10.0%~70.0%	51.0%
			Correlation between interest rate and foreign exchange rate	0.0%~60.0%	38.9%
			Correlation between foreign exchange rates	50.0%~70.6%	66.4%
			Volatility	9.5%~22.1%	13.7%
Equity contracts—net	(4,597)	Option model	Correlation between foreign exchange rate and equity	(58.4)%~55.0%	26.2%
			Correlation between equities	15.0%~95.0%	54.0%
			Volatility	27.5%~40.0%	31.8%
	5,557	Discounted cash flow	Term of litigation	0.0 year ~1.2 years	0.6 year

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2022	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities, Investment securities and Other assets:
Foreign government and official institution bonds	¥17,297	Return on equity method	Probability of default	0.2%~1.8%	0.5%
			Recovery rate	35.0%~70.0%	64.4%
			Market-required return on capital	10.0%	10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	98,325	Discounted cash flow	Recovery rate	100.0%	100.0%
	238,864	Internal model(4)	Asset correlations	3.0%	3.0%
			Discount factor	0.6%~1.0%	0.9%
			Prepayment rate	29.0%	29.0%
			Probability of default	0.0%~85.4%	—	(3)
			Recovery rate	69.9%	69.9%
Other debt securities	369,445	Discounted cash flow	Liquidity premium	0.9%~3.2%	2.8%
	58,677	Return on equity method	Probability of default	0.1%~8.0%	0.4%
			Recovery rate	60.0%~90.0%	82.7%
			Market-required return on capital	8.0%~10.0%	9.9%

At March 31, 2022	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	35,195	Option model	Correlation between interest rates	30.0%~62.9%	45.6%
			Correlation between interest rate and foreign exchange rate	15.3%~60.0%	41.0%
			Volatility	0.0%~100.0%	61.9%
Foreign exchange contracts—net	7,463	Option model	Correlation between interest rates	10.0%~70.0%	51.5%
			Correlation between interest rate and foreign exchange rate	0.0%~60.0%	37.4%
			Correlation between foreign exchange rates	50.0%~70.6%	66.4%
			Volatility	9.0%~21.7%	13.3%
Equity contracts—net	772	Option model	Correlation between foreign exchange rate and equity	(58.4)%~55.0%	23.1%
			Correlation between equities	2.4%~95.0%	51.4%
			Volatility	26.0%~38.0%	31.8%
	22,648	Discounted cash flow	Term of litigation	1.8 years	1.8 years

Notes:
(1)The fair value as of March 31, 2021 and 2022 excludes the fair value of investments valued using vendor prices.
(2)Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments for investment securities. Median is used for derivative instruments.
(3)See “Probability of default” in “Changes in and range of unobservable inputs.”
(4)For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities.”

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Changes in and range of unobservable inputs
Probability of default—Probability of default is an estimate of the likelihood that the default event will occur and the MUFG Group will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would have resulted in a significant decrease (increase) in a fair value through a decrease (increase) in the estimated cash flows. Probability of default used in internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities represents that of underlying assets, whereas probability of default used in other valuation techniques represents the counterparty default risks, determined through the MUFG Group’s credit rating system.
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
Correlation—Correlation is a measure of the relationship between the movements of two variables (i.e., how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity), and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2021 and 2022:

	2021				2022
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets(3)
Investment securities(1)(2)	¥—	¥32,421	¥8,357	¥40,778	¥—	¥9,839	¥11,158	¥20,997
Loans	2,667	5,125	255,676	263,468	2,175	3,153	236,622	241,950
Loans held for sale	—	—	52,159	52,159	—	—	42,994	42,994
Collateral dependent loans	2,667	5,125	203,517	211,309	2,175	3,153	193,628	198,956
Premises and equipment	—	—	15,243	15,243	—	—	17,301	17,301
Intangible assets	—	—	2,421	2,421	—	—	359	359
Goodwill	—	—	132,976	132,976	—	—	—	—
Other assets	111,626	33,840	24,512	169,978	11,880	—	17,282	29,162
Investments in equity method investees(1)	111,626	33,840	8,384	153,850	11,880	—	1,035	12,915
Other	—	—	16,128	16,128	—	—	16,247	16,247
Assets held for sale	—	—	—	—	—	—	255,002	255,002
Loans held for sale	—	—	—	—	—	—	255,002	255,002
Total	¥114,293	¥71,386	¥439,185	¥624,864	¥14,055	¥12,992	¥537,724	¥564,771

Notes:
(1)Excludes certain investments valued at net asset value of ¥24,319 million and ¥26,644 million at March 31, 2021 and 2022, respectively. The unfunded commitments related to these investments are ¥19,101 million and ¥22,197 million at March 31, 2021 and 2022, respectively. These investments are in private equity funds.
(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.
(3)In addition to the above table, the assets and liabilities of MUFG Union Bank, which will be transferred to U.S. Bancorp, were reclassified as held for sale. As a result, the disposal group was measured at fair value less expected costs to sell which was lower than its carrying amount. The amount of the fair value is ¥1,992,632 million as of March 31, 2022 and classified in Level 3 based on the transaction's expected consideration.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2021 and 2022:

	2021	2022
	(in millions)
Investment securities	¥(16,522)	¥1,232
Loans	116,849	30,638
Loans held for sale	959	1,893
Collateral dependent loans	115,890	28,745
Premises and equipment	11,548	5,701
Intangible assets	19,200	10,412
Goodwill	147,564	—
Other assets	111,374	27,268
Investments in equity method investees	53,758	6,949
Other	57,616	20,319
Assets held for sale	—	3,165
Loans held for sale	—	3,165
Total(1)	¥390,013	¥78,416

Note:
(1)In addition to the above table, the assets and liabilities of MUFG Union Bank, which will be transferred to U.S. Bancorp, were reclassified as held for sale. As a result, the disposal group was measured at fair value less expected costs to sell which was lower than its carrying amount. The impairment of assets held for sale was ¥134,141 million for the fiscal year ended March 31,2022.

Investment securities for the year ended March 31, 2021 and 2022 primarily include nonmarketable equity securities measured under the measurement alternative. See Note 3 for the details of the measurement alternative.
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
•Replacement cost approach. The replacement cost approach is primarily used for buildings and the land they are built on. This approach calculates the fair value of the collateral using the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by subsidiaries of MUFG.
•Sales comparison approach. The sales comparison approach is mainly used for land. The fair value of the collateral located in Japan is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.
•Income approach. The income approach is, as a general rule, applied to all rental properties based on the highest and best use concept. This approach calculates the fair value of the collateral using expected future cash flows. In this approach, the expected annual net operating income is discounted using the related capitalization yield. The significant assumptions within the income approach are the expected annual net operating income and capitalization yield. The expected annual net operating income is estimated based on rental income of the property. The capitalization yield is determined based on the location and use of the property by subsidiaries of MUFG. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment and loans held for sale which will be transferred to U.S. Bancorp and were written down to fair value. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the fair value hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as those for impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the fair value hierarchy.
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
The MUFG Group also elected the fair value option for certain financial instruments held by Mitsubishi UFJ Securities Holdings’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Other assets. These financial liabilities are mainly included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the accompanying consolidated statements of operations.
The following table presents the gains or losses recorded for the fiscal years ended March 31, 2020, 2021 and 2022 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2020			2021			2022
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥837,832	¥(596,017)	¥241,815	¥(370,238)	¥723,505	¥353,267	¥(984,605)	¥1,752,995	¥768,390
Total	¥837,832	¥(596,017)	¥241,815	¥(370,238)	¥723,505	¥353,267	¥(984,605)	¥1,752,995	¥768,390
Financial liabilities:
Other short-term borrowings(1)	¥5,194	¥—	¥5,194	¥(6,484)	¥—	¥(6,484)	¥5,552	¥—	¥5,552
Long-term debt(1)	(8,087)	—	(8,087)	1,523	—	1,523	50,082	—	50,082
Total	¥(2,893)	¥—	¥(2,893)	¥(4,961)	¥—	¥(4,961)	¥55,634	¥—	¥55,634

Note:
(1)Changes in the value attributable to the instrument-specific credit risk related to those financial liabilities were not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2021 and 2022 for long-term debt instruments for which the fair value option has been elected:

	2021			2022
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥420,227	¥402,823	¥(17,404)	¥511,851	¥483,051	¥(28,800)
Total	¥420,227	¥402,823	¥(17,404)	¥511,851	¥483,051	¥(28,800)
Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying consolidated statements of operations as either interest income or expense, depending on the nature of the related asset or liability.
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2021 and 2022:

	Carrying amount	Estimated fair value
At March 31, 2021		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥49,977	¥49,977	¥49,977	¥—	¥—
Interest-earning deposits in other banks	53,347	53,347	—	53,347	—
Call loans and funds sold	1,256	1,256	—	1,256	—
Receivables under resale agreements	13,780	13,780	—	13,780	—
Receivables under securities borrowing transactions	3,370	3,370	—	3,370	—
Investment securities	3,904	3,939	1,123	780	2,036
Loans, net of allowance for credit losses(1)	114,350	115,709	3	298	115,408
Other financial assets(2)	8,108	8,108	—	8,108	—
Financial liabilities:
Deposits
Non-interest-bearing	¥38,521	¥38,521	¥—	¥38,521	¥—
Interest-bearing	190,695	190,712	—	190,712	—
Total deposits	229,216	229,233	—	229,233	—
Call money and funds purchased	2,354	2,354	—	2,354	—
Payables under repurchase agreements	24,568	24,568	—	24,568	—
Payables under securities lending transactions	843	843	—	843	—
Due to trust account and other short-term borrowings	17,883	17,883	—	17,883	—
Long-term debt	34,773	35,042	—	35,042	—
Other financial liabilities	7,027	7,027	—	7,027	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Carrying amount	Estimated fair value
At March 31, 2022		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥50,972	¥50,972	¥50,972	¥—	¥—
Interest-earning deposits in other banks	58,848	58,848	—	58,848	—
Call loans and funds sold	1,316	1,316	—	1,316	—
Receivables under resale agreements	12,503	12,503	—	12,503	—
Receivables under securities borrowing transactions	4,496	4,496	—	4,496	—
Investment securities	4,595	4,606	1,758	460	2,388
Loans, net of allowance for credit losses(1)	111,669	112,391	2	245	112,144
Other financial assets(2)	9,207	9,207	—	9,207	—
Financial liabilities:
Deposits
Non-interest-bearing	¥36,496	¥36,496	¥—	¥36,496	¥—
Interest-bearing	188,112	188,080	—	188,080	—
Total deposits	224,608	224,576	—	224,576	—
Call money and funds purchased	2,416	2,416	—	2,416	—
Payables under repurchase agreements	27,726	27,726	—	27,726	—
Payables under securities lending transactions	1,022	1,022	—	1,022	—
Due to trust account and other short-term borrowings	22,728	22,728	—	22,728	—
Long-term debt	34,245	33,974	—	33,974	—
Other financial liabilities	7,560	7,560	—	7,560	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)Excludes investments in equity method investees of ¥2,560 billion and ¥3,067 billion at March 31, 2021 and 2022, respectively.
The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2021 and 2022 was not material.
32.PARENT COMPANY ONLY FINANCIAL INFORMATION
Distributions of retained earnings of MUFG Bank and Mitsubishi UFJ Trust and Banking are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥5,155 billion and ¥5,094 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2021 and 2022, respectively. See Notes 19 and 21 for further information.
The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.
At March 31, 2021 and 2022, approximately ¥6,007 billion and ¥5,662 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the parent company only financial information of MUFG:
Condensed Balance Sheets

	As of March 31,
	2021	2022
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥229,380	¥231,389
Investments in subsidiaries and affiliated companies	16,658,522	16,504,756
Banking subsidiaries	12,793,367	11,731,745
Non-banking subsidiaries and affiliated companies	3,865,155	4,773,011
Loans to subsidiaries	9,208,439	10,062,030
Banking subsidiaries	8,690,696	9,516,847
Non-banking subsidiaries	517,743	545,183
Other assets	197,231	266,773
Total assets	¥26,293,572	¥27,064,948
Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,206,694	¥1,146,147
Long-term debt from non-banking subsidiaries and affiliated companies	15,897	24,535
Long-term debt	9,226,046	10,055,876
Other liabilities	183,986	233,322
Total liabilities	10,632,623	11,459,880
Total shareholders’ equity	15,660,949	15,605,068
Total liabilities and shareholders’ equity	¥26,293,572	¥27,064,948

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Operations

	Fiscal years ended March 31,
	2020	2021	2022
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥376,376	¥404,064	¥586,108
Banking subsidiaries	277,472	317,453	419,691
Non-banking subsidiaries and affiliated companies	98,904	86,611	166,417
Management fees from subsidiaries	33,543	35,095	34,957
Interest income from subsidiaries	174,500	174,816	183,679
Foreign exchange gains—net	4,834	1,089	6,851
Trading account losses—net	(37,272)	(18,285)	(4,059)
Gains on sales of investment in subsidiaries and affiliated companies—net	67,406	95	—
Other income	14,968	12,552	11,732
Total income	634,355	609,426	819,268
Expense:
Operating expenses	30,431	37,567	40,158
Interest expense to subsidiaries and affiliated companies	26,244	11,415	12,256
Interest expense	155,774	159,057	167,057
Other expense	15,024	8,164	7,154
Total expense	227,473	216,203	226,625
Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	(108,069)	727,257	(667,088)
Income (loss) before income tax expense (benefit)	298,813	1,120,480	(74,445)
Income tax expense (benefit)	(7,142)	3,182	8,875
Net income (loss)	¥305,955	¥1,117,298	¥(83,320)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2020	2021	2022
	(in millions)
Operating activities:
Net income (loss)	¥305,955	¥1,117,298	¥(83,320)
Adjustments and other	(1,704)	(568,317)	653,768
Net cash provided by operating activities	304,251	548,981	570,448
Investing activities:
Proceeds from redemption of other investment securities	240,000	—	—
Proceeds from sales of investment in subsidiaries and affiliated companies	135,581	35,081	136
Purchase of equity investment in subsidiaries and an affiliated company	—	—	(1,000)
Net increase in loans to subsidiaries	(1,547,178)	(462,208)	(257,619)
Other—net	(12,572)	(11,531)	(9,413)
Net cash used in investing activities	(1,184,169)	(438,658)	(267,896)
Financing activities:
Net decrease in short-term borrowings from subsidiaries	(164,272)	(49,058)	(61,415)
Proceeds from issuance of long-term debt	1,844,488	831,121	1,625,173
Repayment of long-term debt	(214,994)	(514,436)	(1,369,254)
Repayment of long-term debt to affiliated companies	(241,000)	(10,500)	—
Proceeds from sales of treasury stock	2	1	—
Payments for acquisition of treasury stock	(50,022)	(13)	(150,017)
Dividends paid	(304,538)	(321,772)	(334,620)
Other—net	(7,791)	(1,954)	(10,410)
Net cash provided by (used in) financing activities	861,873	(66,611)	(300,543)
Net increase (decrease) in cash and cash equivalents	(18,045)	43,712	2,009
Cash and cash equivalents at beginning of fiscal year	203,713	185,668	229,380
Cash and cash equivalents at end of fiscal year	¥185,668	¥229,380	¥231,389
33.SUBSEQUENT EVENTS
Approval of Dividends
On June 29, 2022, the shareholders approved the payment of cash dividends of ¥14.5 per share of Common stock, totaling ¥183,397 million, that were payable on June 30, 2022, to the shareholders of record on March 31, 2022.
Repurchase of own shares
At the meeting of the Board of Directors of MUFG held on May 16, 2022, it was resolved to repurchase up to 600,000,000 shares of MUFG’s common stock by market purchases through the Tokyo Stock Exchange for approximately ¥300 billion, in aggregate, from May 17, 2022 to November 11, 2022. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 600,000,000 shares, which represents the equivalent of 4.7% of the total number of common shares outstanding excluding own shares, or of an aggregate repurchase amount of up to ¥300 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. Under this share repurchase program, MUFG repurchased 105,461,600 shares of its common stock for ¥77,753 million in May and June 2022.
* * * * *

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2022 (English translation)
1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*
1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2022 (English translation)
1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English Translation)**
1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2022 (English translation)
1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
2(a)	Form of American Depositary Receipt*
2(b)
Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder*

2(c)	Description of Securities ***
4(a)	Share Purchase Agreement, dated September 21, 2021
8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”
11
MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2022****
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2022*****
99(c)	Financial Statements and Supplementary Data of Morgan Stanley******
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

Notes:
*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**    Incorporated by reference to our registration statement on Form S-8 (File No. 333-230590) filed on March 29, 2019.
***    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 9, 2021.
****    Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-242048) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****    Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-242048) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
******    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 24, 2022.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ HIRONORI KAMEZAWA
Name:	Hironori Kamezawa
Title:	President & Group Chief Executive Officer
Date: July 8, 2022