Form 20-F
period 2023-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2023-07-24
CIK 67088

As filed with the Securities and Exchange Commission on July 24, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2023
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
As of March 31, 2023, 12,687,710,920 shares of common stock (including 665,392,775 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☒ No ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our current intent, business plan, targets (including, but not limited to, our sustainability-related targets), belief or expectations or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk,” “will,” “may” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned, or otherwise stated.
Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Important factors that could cause such differences include, without limitation,
•deterioration in economic conditions in Japan and around the world,
•external events, such as natural disasters and other health pandemics or epidemics, terrorism, and geopolitical and social conflicts,
•reforms of London Interbank Offered Rate and other interest rate benchmarks,
•climate change and resulting physical damages and changes in the business environment,
•competitive pressures resulting from regulatory and market changes,
•failure to implement our business expansion strategy as planned and to manage new or expanded risks that entail such strategy, as well as incurrence of impairment or valuation losses on our acquired assets,
•negative developments relating to our strategic alliance with Morgan Stanley,
•failure to maintain our capital ratios and other regulatory ratios above minimum required levels,
•significant unexpected increases in credit costs,
•financial difficulties of other financial institutions that affect the overall banking environment and their borrowers,
•fluctuations in interest rates, foreign currency exchange rates and stock prices,
•reduction in our ability to access or maintain liquidity,
•failure to address regulatory or public concerns or to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations,
•cyber-attacks and other information security threats,
•problems with the proper functioning and development of information, communications and transaction management systems,
•transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism,
•changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practices, and interpretations,
•changes in the business and regulatory environment for consumer finance companies,
•damage to our reputation resulting from our failure to prevent or properly address negative perceptions held by customers, investors, regulators and the general public regarding us and our operations, and
•other risks and uncertainties discussed in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and elsewhere in this Annual Report.

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
Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2023, 65.4% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 64.1% of our total investment securities portfolio and 10.5% of our total assets, respectively. Interest and non-interest income in Japan represented 41.5% of our total interest and non-interest income for the fiscal year ended March 31, 2023. Furthermore, as of March 31, 2023, our loans in Japan accounted for 57.5% of our total loans outstanding.
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
Instability in the Japanese stock market and foreign currency exchange rates, particularly between the Japanese yen and other major currencies, may also have an adverse impact on our asset and liability management as well as our results of operations. Various other factors, including large-scale public health issues, significant or prolonged inflationary or deflationary price trends, the decreasing and aging demographics in Japan, stagnation or deterioration of economic and market conditions in other countries, growing global competition, and trade conflicts, may also have a material negative impact on the Japanese economy. For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”
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
Economic conditions in Japan and around the world may deteriorate due to various factors such as global inflation trends, changes in the monetary and fiscal policies in major jurisdictions and the fiscal condition of major countries, rapid and significant fluctuations in foreign exchange rates, and concerns and developments affecting financial institutions. Uncertainty over the Japanese and global economies still remain because of such other factors as concerns over political developments in the United States, concerns over the U.S.-China conflict, geopolitical instabilities and conflicts, interruptions in international supply chains and trade, and political turmoil in various regions around the world. As of March 31, 2023, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 15.6% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 9.0% of our total assets, and assets related to Europe accounted for approximately 6.5% of our total assets.
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
As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism, geopolitical, political and social conflicts, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. We may also be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. In addition, such external events may negatively impact the economic conditions in the markets we or our customers operate. As a result, our business, operating results and financial condition may be materially and adversely affected.
For example, the geopolitical developments in Ukraine have led to the imposition of economic and financial sanctions against certain banks, companies and individuals in or related to Russia by the governments of Japan, the United States, the European Union and other jurisdictions, resulting in increased complexity in our compliance and control environment. These geopolitical tensions have also led to increased risk of cyber-attacks. A further continuation or escalation of these and other geopolitical conflicts and tensions may hamper our ability to manage such complexity or risk and may result in significant financial, reputational and other losses.
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
We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR, and other interest rate benchmarks. ICE Benchmark Administration Limited, the LIBOR administrator, ceased publication of short-term U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings on a representative basis after December 31, 2021, ceased publication of all other U.S. dollar LIBOR settings after June 30, 2023.
In preparation for the discontinuation of the publication of LIBOR, we have been taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, and our transition away from LIBOR with respect to transactions referencing LIBOR settings which ceased to be published at the end of calendar year 2021 have been mostly completed, with a strategy in place for the remainder of such transactions. With respect to transactions referencing U.S. dollar LIBOR settings which ceased to be published at the end of June 2023, we continue to take measures to complete our transition away from U.S. dollar LIBOR, while legislative solutions have been developed to address existing contracts that cannot feasibly be transitioned away from U.S. dollar LIBOR. Such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty, including as to the economic characteristics and performance, market acceptance, and accounting and regulatory treatment of such alternative reference rates and the transition to such rates, and may have various adverse impacts on our business, financial position and operating results. In particular, among other things,
•such transition may adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;
•we may be unable to modify contracts with our counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates as planned;
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
Because the timing and nature of climate change events and regulatory and market changes in reaction to them may be difficult or impossible to predict, our risk management strategies may not be effective in mitigating climate change-related risk exposure. Regulatory and market expectations regarding climate change continue to evolve rapidly and generate conflicting views and approaches and may further develop in ways that diverge from our expectations or vary from market to market. The methodologies and data used to monitor and manage climate change-related risks also continue to evolve and currently utilize information and estimates derived from information or factors that are currently available which may be revised or replaced. In light of these and other developments and uncertainties, we expect that climate change-related risks will increase over time.
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
•the fair value of our financial assets fluctuate to a larger extent than anticipated;
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
•we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan; and
•rapid and significant deposit outflows caused by deteriorated customer confidence in our financial health or market confidence in the financial industry result in a lack of liquidity.
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
As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. Our major overseas subsidiaries include Krungsri, a subsidiary in Thailand, and Bank Danamon, a subsidiary in Indonesia. Our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of, among other things, political and social instability, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards, changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, and unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations. In addition, we may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.
If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results. We record the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. As of March 31, 2023, the total balance of goodwill was ¥296.8 billion. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. For further information, see Note 6 to our consolidated financial statements.
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
We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 22.6% of the voting rights in Morgan Stanley as of March 31, 2023 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors. We maintain this strategic alliance with a view towards long-term cooperation with Morgan Stanley, and plan to deepen the strategic alliance. However, due to any unexpected changes in social, economic, market or financial conditions, changes in the regulatory environment, or any failure to integrate or share staff, products or services, or to operate, manage or implement the business strategy of the joint venture securities companies or other cooperative opportunities as planned, we may be unable to achieve the expected synergies from this alliance.
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
In addition, with our current investment in Morgan Stanley, we have neither a controlling interest in, nor control over the business operations of, Morgan Stanley. If Morgan Stanley makes any business decisions that are inconsistent with our interests, we may be unable to achieve the goals set out for the strategic alliance. Furthermore, although we do not control Morgan Stanley, given the magnitude of our investment, if Morgan Stanley encounters financial or other business difficulties due to adverse changes in the economy, regulatory environment or other factors, we may suffer a financial loss on our investment or damage to our reputation.
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
We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios and leverage ratios above the levels specified in the guidelines adopted by the FSA to implement the Basel III framework. As of March 31, 2023, our total risk-adjusted capital ratio was 13.91% compared to the minimum risk-adjusted capital ratio required of 12.04%, our Tier 1 capital ratio was 12.04% compared to the minimum Tier 1 capital ratio required of 10.04%, and our Common Equity Tier 1 capital ratio was 10.76% compared to the minimum Common Equity Tier 1 capital ratio required of 8.54%, each including a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%. As of the same date, our leverage ratio was 4.70% compared to the minimum leverage ratio required of 3.75%, which is the sum of a minimum leverage ratio requirement at 3.00% plus a leverage ratio buffer set at 50% of the G-SIB surcharge. On and after April 1, 2024, the applicable minimum leverage ratio requirement is expected to be raised to 3.15%, and the applicable leverage ratio buffer requirement is expected to be set at 50% of a G-SIB surcharge plus an additional 0.05%, while deposits with the Bank of Japan will continue to be excluded from the leverage exposure for the purpose of the calculation of the leverage ratio, in light of exceptional macroeconomic conditions and other circumstances. Basel III risk measurement reforms are expected to be phased in from 2024. Our capital and leverage ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP.
The Financial Stability Board has identified us as one of G-SIBs. The banks that are included in the list of G-SIBs are subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated. As the list of G-SIBs is expected to be updated annually, we may be required to meet stricter capital ratio requirements.
If our or our Japanese banking subsidiaries’ capital ratios or leverage ratios fall below the required levels, including various capital buffers or a leverage buffer, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions, such as dividends, share buybacks, interest payments on, and redemption and repurchase of, Additional Tier 1 capital instruments and bonus payments, and suspension of our business operations. In addition, some of our banking subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, including the United States, and if their ratios fall below the required levels, the local regulators will require them to take a variety of corrective actions.
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
We are also subject to the FSA’s regulations requiring G-SIBs in Japan to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC. As of March 31, 2023, we maintained 20.22% of External TLAC on a risk-weighted assets basis compared to the required minimum ratio of 18.00% and 9.47% of External TLAC on a leverage exposure basis compared to the required minimum ratio of 6.75%. The required minimum ratio of External TLAC on a total exposure basis on and after April 1, 2024 is expected to be raised to 7.10%, while deposits with the Bank of Japan will continue to be excluded from the total exposure for the purpose of the calculation of the external TLAC ratio, in light of exceptional macroeconomic conditions and other circumstances. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA, or if the capital buffers are used and reduced below the required level to make up for our required External TLAC ratio on a risk-weighted assets basis. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors that affect our capital ratios and leverage ratios described above. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.
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
Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2023, the average balance of our foreign interest-earning assets was ¥115,159.2 billion and the average balance of our foreign interest-bearing liabilities was ¥76,295.0 billion, representing 39.6% of our average total interest-earning assets and 25.9% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates.
Credit Risk
We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.
If the economic conditions in Japan or other parts of the world, including emerging countries, or in particular industries, including the real estate industry, to which we have significant credit risk exposure, worsen, or if climate change, public health issues, geopolitical conflicts, fluctuations in commodity, real estate or stock prices or in interest or foreign exchange rates, changes in the competitive environment or other developments adversely affect global or local economic conditions or particular industries or borrowers, our problem loans and credit-related expenses and losses may increase. An increase in problem loans and credit-related expenses and losses would adversely affect our results of operations, weaken our financial condition and erode our capital base.
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
Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold as well as macroeconomic trends. While we closely observe conditions of our individual borrowers and industry and macroeconomic trends, if we need to provide for additional allowance for credit losses, or the value or liquidity of collateral declines, due to deterioration in domestic and global economic conditions, commodity price fluctuations or other conditions specific to certain borrowers, we may incur significant credit losses.
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
Declining asset quality and other financial problems may exist, arise or worsen at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies. Such problems recently manifested in a series of high-profile failures of financial institutions in the United States and Europe. Financial difficulties relating to financial institutions may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy. Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 10% of our total loans as of each year-end in the three fiscal years ended March 31, 2023, with the percentage being 18.9% as of March 31, 2023. We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. In addition, we may be adversely affected because:
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
•bankruptcies or government control or other intervention of financial institutions may generally undermine the confidence of depositors and investors in, or adversely affect the overall business environment for, financial institutions; and
•negative media coverage of the financial industry or system, regardless of its accuracy and applicability to us, may harm our reputation as well as market confidence in the financial industry and system.
Risk Relating to Our Strategic Equity Portfolio
If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.
Our strategic equity investments in Japan, which account for a vast majority of our total domestic marketable equity securities, were approximately ¥4.2 trillion as of March 31, 2023. A decline in stock prices adversely affects the value of our equity portfolio and may also reduce our regulatory capital ratios because unrealized gains and losses on the equity securities we hold are reflected in the calculation of such ratios. Weakening or stagnant economic conditions in Japan, the United States, China, the Eurozone and Asian countries may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Japanese stock prices may fluctuate significantly and negatively in future periods, as the global economy remains volatile and investors continue to observe the changes in economic, monetary and trade policies mainly in these countries and regions. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices.
Market Risk
Fluctuations in interest rates, foreign currency exchange rates and stock prices could adversely affect the value or the yield of our portfolio.
We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates, foreign currency exchange rates and stock prices in and outside of Japan. As of March 31, 2023, approximately 23.2% of our total assets were financial instruments which we measure at fair value. The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2023 was 11.5% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 10.5% of our total assets as of March 31, 2023. If market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, our net interest income may be adversely affected as banks, including us, generally pay interest on deposits based on short-term interest rates and earn income on loans based on long-term interest rates. While the Bank of Japan has maintained its negative interest rate policy, the central banks in the United States and other major jurisdictions have increased interest rates in response to the ongoing inflation. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio, and our debt funding costs may also increase significantly.
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
Funding Liquidity Risk
Market liquidity and other external circumstances and an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity
Our liquidity may be impaired by factors such as an inability to raise funding in financial markets, an increase in our funding costs, unexpected increases in cash or collateral requirements, an inability to sell assets or enter into or settle other transactions as planned or needed, and an inability to attract or retain deposits. These situations may arise due to circumstances which we may be unable to control but which have occurred in the past, including market or economic disruptions, financial system instability, and a downgrade in our credit ratings, or circumstances specific to us, including an actual or perceived decline in our creditworthiness. Insufficient liquidity may have a material adverse impact on our business, operating results and financial condition.
Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2023 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide approximately ¥180.1 billion of additional collateral postings under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral postings for the same MUFG group companies under their derivative contracts would have been approximately ¥210.6 billion.
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
For example, we have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.
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
As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of emerging technologies, political and geopolitical developments, environmental, social and governance concerns, and other concerns enveloping the global financial sector. There is also growing political pressure to demand even greater capital and liquidity requirements and internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.” The laws, regulations and standards that apply to us are often complex and, in many cases, we must make interpretive decisions regarding the application of such laws, regulations and standards to our business activities. Future developments or changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice, interpretations and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. We may be unable to enhance our compliance management programs and systems, which, in some cases, are supported by third-party service providers, as required or planned. Our failure or inability to comply fully with applicable laws and regulations may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations, our inability to obtain regulatory approvals for future strategic initiatives or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.
Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.
We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-seventh of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥472.8 billion as of March 31, 2023, compared to ¥464.3 billion as of March 31, 2022.
Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of legislative reforms and judicial decisions that were put in place in Japan through 2010, which have negatively affected the domestic consumer lending industry. These legal developments effectively reduced the maximum rate of interest that may be charged on consumer loans from 29.2% per annum to 15 to 20% per annum depending on the amount of loan principal, while leaving interest payments previously made in excess of the reduced maximum permissible interest rate, which is commonly referred to as “gray-zone interest,” generally recoverable. Following these legal developments and other industry developments, Mitsubishi UFJ NICOS revises its estimate of allowance for repayment of excess interest by updating management’s future forecast semi-annually to reflect updated reimbursement claims information and other data. As of March 31, 2021, 2022 and 2023, we had ¥24.9 billion, ¥21.1 billion and ¥12.1 billion of allowance for repayment of excess interest, respectively.
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
On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2023, we held approximately 22.6% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.
On December 18, 2013, we acquired approximately 72.0% of the total outstanding shares of Krungsri through Bank of Tokyo-Mitsubishi UFJ. As a result of the transaction, Krungsri has become a consolidated subsidiary of Bank of Tokyo-Mitsubishi UFJ.
On July 1, 2014, we integrated Bank of Tokyo-Mitsubishi UFJ’s operations in the Americas region with UNBC’s operations and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation.” On the same day, Union Bank, N.A., which was MUFG Americas Holdings’ principal subsidiary and our primary operating subsidiary in the United States, was also renamed “MUFG Union Bank, N.A.” On July 1, 2016, MUFG Americas Holdings was designated as our U.S. intermediate holding company to comply with the FRB’s enhanced prudential standards.
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
On December 1, 2022, MUFG Americas Holding completed the transfer of all of the shares in MUFG Union Bank to U.S. Bancorp. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Sale of MUFG Union Bank and Investment in Shares of U.S. Bancorp.”
Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

B.Business Overview
We are one of the world’s largest and most diversified financial groups with total assets of ¥381.74 trillion as of March 31, 2023. The Group is comprised of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Act of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. As of March 31, 2023, the Group had the largest overseas network among Japanese banks, consisting of approximately 2,400 business locations in more than 50 countries, including Krungsri in Thailand and Bank Danamon in Indonesia. MUFG’s role as the holding company is to strategically manage and coordinate the activities of our business groups. Group-wide strategies are determined by the holding company and executed by our subsidiaries. On December 1, 2022, we completed the sale of the shares in MUFG Union Bank to U.S. Bancorp.
Medium-Term Business Plan
We believe Japan faces challenges such as a declining birth rate, an aging society and a shrinking population, while low economic growth has become the norm throughout the world. The environment we operate in has been affected by issues including the growing awareness of environmental and social issues and advances in digital technologies that enable the entry of new competitors into the financial sector and, more recently, concerns about inflation rates remaining high or continuing to accelerate globally, increasing geopolitical risks, and instability in financial markets and financial systems originating in the United States and Europe. These developments are changing the business environment in significant ways.
MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth to become a leading force in the new era. It is with this goal that we defined and have been working towards our purpose: “Empowering a brighter future.” Our current Medium-Term Business Plan being implemented for the three-year period ending March 31, 2024, outlines our current strategies to leverage our financial and digital strengths to help our stakeholders around the world. In the fiscal year ended March 31, 2023, we sought to make unified and concerted efforts to achieve results, continuing from the fiscal year ended March 31, 2022.
We continue to strive to meet the expectations of all stakeholders, including customers, shareholders, and employees, by structuring our business model to suit the changes in our environment and seeking to achieve higher profitability and improved return on equity.
The descriptions of our Medium-Term Business Plan below contain forward-looking statements reflecting our current intent, plans, targets, beliefs or expectations and are subject to risks, uncertainties and assumptions. See “Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors.”
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
Furthermore, for MUFG to achieve sustainable corporate growth and improvement in our corporate value, it is important to secure a business portfolio generating even higher and more stable profits, and to that end, we believe that strategic investment in growth areas is essential. In addition, we aim to be regarded as a company where employees can direct their energies into their work, and through best practices for creating new values and supporting employees who are doing their best to take on new challenges, we also aim to create a virtuous cycle of new challenges spreading forth from our Purpose.
Under the Medium-term Business Plan, we will continue with our initiatives to secure business stability (focusing on business resilience) and maintain our management policy that is attractive to employees and fosters greater motivation for employee participation (engagement-focused management).

Group Business Strategy

Purpose	Committed to empowering a brighter future
Medium- to Long-Term Vision	-Be the world's most trusted financial group-
Management Policies	Digital Transformation / Resilience / Engagement
Vision for 3 Years from Now and Key Phrases for Reform	**Leveraging our financial and digital capabilities to be the leading business partner that pioneers the future** All of our stakeholders are overcoming challenges to find a way to the next stage, toward sustainable growth. We at MUFG will make every effort to help realize these goals 3 Years of Reform = Digitalized × Sustainability Management × Taking on Challenges & Speed
Key Strategies (3 Strategic Pillars)	**A** Corporate Transformation (Change our modes of operation and business execution) - Digital Transformation (DX) - Contribution to Addressing Environmental and Social Issues - Transform our corporate culture (a culture with a focus placed on "speed" and "new challenges") **B** Strategy for Growth (Strengthen profitability) - Wealth Management - Approach of proposing solutions to customers' issues - Asia Businesses - GCIB & Global Markets - Global AM / IS **C** Structural Reforms (Ensure business resilience) - Cost and RWA controll - Transformation of our platforms and our business infrastructure - Review of our business portfolios
Management Environment	Digital shift of society / Higher awareness of environmental and social issues / Impact of COVID-19

In order to attain our vision for the three-year period to leverage our financial and digital capabilities to be the leading business partner that pioneers the future, we have identified three strategic pillars of “Corporate Transformation,” “Strategy for Growth,” and “Structural Reforms.”
Under our “Corporate Transformation” strategy, we seek to change how we operate and execute. While focusing on “Digital transformation” and “Contribution to addressing environmental and social issues,” we also aim to implement “Cultural Reforms” in order to accelerate decision making.
Under our “Strategy for Growth” strategy, in order to strengthen profitability, we seek to promote our “Wealth Management Business,” “Approach of proposing solutions to issues faced by our corporate customers,” “Asia Business,” “GCIB and Global Markets” and “Global Asset Management / Investor Services.”
Under our “Structural Reforms” strategy, to ensure resilience, we will seek to promote “Cost and risk-weighted asset control,” “Transformation of platforms and our business infrastructure,” and a “Review of our business portfolios” by reconsidering businesses that do not meet our profitability expectations and undertaking to find new business opportunities.
Progress on some of our strategic measures may be delayed due to the impact of policies implemented to deal with developments in our business environment, and we will carefully identify the extent of the impact on our measures.

Key Strategies
(1)Corporate Transformation

Main strategies	Main initiatives
Digital transformation (DX)	•Enhance our contact points for digital services for all customers while pushing ahead with digitalizing our products and services . •Reduce the workload via the use of digital technologies.
Contribution to addressing environmental and social issues
•Step up an integrated approach in which the execution of management strategies go in tandem with the pursuit of solutions for environmental and social issues. To this end, realign our business strategies, risk management and social contribution initiatives in light of 10 priority issues we have identified.

Transform our corporate culture (a culture with a focus placed on “speed” and “new challenges”)
•Encourage employees to always act in line with our Purpose while fostering an open-minded corporate culture, with the aim of speeding up strategic execution and empowering employees to autonomously take on new challenges.

(2)Strategy for Growth

Main strategies	Main initiatives
Wealth Management
• Strengthen the wealth management business via the development of infrastructure for enhancing our comprehensive asset management proposal capabilities, the allocation of human resources and the provision of solutions for business owners.

Approach of proposing solutions to customers' issues	•Help resolve management challenges confronting large Japanese corporate clients via the strengthening of risk-taking capabilities and the use of a group-wide, integrated approach.
Asia Business
•Seize growth opportunities in Asia by taking advantage of our broad regional network consisting mainly of Bank of Ayudhya (Thailand) and Bank Danamon (Indonesia), both of which are consolidated subsidiaries, in addition to promoting digital transformation.

GCIB and Global Markets
•Promote the optimization of our portfolio by, for example, rebalancing the portfolio to the institutional investor business. Also, step up asset velocity and cross-selling approach via the integrated operation of GCIB and Global Markets business groups.

Global Asset Management/Investor Services	•Push ahead with our businesses in the global AM/IS field, an industry that has robust growth potential, in a way that takes full advantage of our strength.
(3) Structural Reforms

Main strategies	Main initiatives
Cost and RWA control	•Execute necessary investment for growth while thoroughly curbing base expenses. •Enhance RWA control via replacing low-profitability assets with high-profitability assets.
Transformation of our platforms and our business infrastructure	•Carry out efficient and effective investment for the digital shift. •Simplify procedures and rules to facilitate reforms while reviewing our decision-making process.
Review of our business portfolios	•Review resource allocations to low-profitability businesses. •Step up external collaboration and other initiatives related to new businesses.
MUFG’s Approach to Sustainability

Governance

(1) Sustainability

Sustainability-related issues are managed by the Executive Committee with various management sub-committees, subject to the oversight of the Board of Directors.

For more information on our governance structure, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

The Sustainability Committee, which is a sub-committee formed under the Executive Committee and is chaired by the Chief Sustainability Officer, regularly deliberates policies on addressing sustainability-related matters, including risks and opportunities arising from such matters, and monitors the progress on the MUFG Group’s measures designed to address such matters. The committee reports to the Executive Committee and, as necessary, reports to the Board of Directors.

The Executive Committee is established as a decision-making body for business execution and discusses and decides on important matters related to management of the operations of the MUFG Group based on the basic policies determined by the Board of Directors. The Executive Committee reports to the Board of Directors from time to time as necessary.

The Board of Directors oversees management of sustainability-related matters in line with its business strategy, risk management and financial oversight. Such oversight is performed based on, among other things, a plan-do-check-act, or PDCA, cycle. The Board of Directors deems sustainability-related matters including climate change to be of high-priority importance and accordingly discusses and deliberates them regularly based on an annual schedule or as appropriate.

From the perspective of objectively evaluating the effectiveness of our wide-ranging sustainability initiatives, in the fiscal year ended March 31, 2022, we began to assess the degree of improvement in the external ratings granted by major ESG rating agencies as part of performance-linked indicators to be used to determine performance-based stock compensation for qualified directors (excluding outside directors and directors serving as audit committee members), corporate executives and others of MUFG and its major domestic subsidiaries.

(2) Climate Change

In order to contribute to the achievement of a sustainable society, we have identified climate change measures and environmental protection as one of our priority environmental and social issues. As an essential part of sustainability, climate change-related matters are managed by the Executive Committee with various management sub-groups, subject to the oversight of the Board of Directors.

We have established a Carbon Neutral Project Team, which is a project team on a group-wide and global basis and is tasked with ensuring progress on initiatives. Each initiative is reported to and discussed by the Steering Committee, which includes the Group CEO and other key management members, and by the Sustainability Committee. These committees report to the Executive Committee.

In addition, since we consider climate change-related risks to be our top risks requiring close attention, such risks are reviewed by the Credit & Investment Management Committee, the Credit Committee and the Risk Management Committee, which are also sub-committees formed under the Executive Committee, based on their respective expertise. The deliberations of these sub-committees are reported to the Executive Committee.

In addition, the Risk Committee, which is a sub-committee of the Board of Directors, deliberates and reports on matters regarding group-wide risk management, including climate change, and top risk matters.

(3) Human Capital

Basic policies and strategies related to human capital for the MUFG Group are discussed and determined by the Human Resources Management Committee and the Sustainability Committee, in which the Group Chief Human Resources Officer (CHRO), the Group CEO, and other relevant members of the Executive Committee and the Board of Directors participate. Group companies determine and implement their own detailed initiatives and action plans under the leadership of their respective CHROs or directors in charge of human capital-related matters based on the basic policies and key strategies determined by the holding company.
The progress on each initiative and human capital-related risks are monitored and managed at the Group company level in the first instance, while matters relating to key initiatives and significant risks are reported to the Human Resources Division of the holding company and the Group CHRO, who is responsible for the division, and are further reported to the Human Resources Management Committee, the Sustainability Committee, the Executive Committee and the Board of Directors of the holding company when appropriate.

Strategy

(1) Sustainability

We have defined 10 priority issues that we believe must be tackled to help achieve environmental and social sustainability in light of our newly established Purpose, “Committed to empowering a brighter future,” with an eye to better fulfilling society's expectations in areas where MUFG's capabilities can be brought to bear.

Based on such 10 priority issues, the following chart lists various opportunities and risks that we currently recognize.

Priority Issues	MUFG’s recognition
1. Climate change measures & environmental protection
Opportunities and risks: The ongoing trend toward decarbonization is expected to result in major changes in the global industrial structure which, in turn, will position MUFG and its customers to face both risks affecting their business continuity and opportunities for growth. It is important to ensure smooth transition to a carbon-neutral society and a virtuous cycle of environmental and economic improvement in order to realize a sustainable society.
Opportunities and risks: The scope of across-the-board environmental protection initiatives is likely to expand to include not only climate change measures but also the protection of biodiversity, etc.

2. Response to aging population & low birthrate
Opportunities： Leveraging our comprehensive financial service capabilities is important in order to meet evolving and diversifying customer needs in the face of changes in social structure due to aging population and low birthrate.
Risks： The aging population and low birthrate may lead to economic stagnation and a decline in growth potential, leading to shrinkage of both funding demand and interest margins, a situation that could, in turn, have a particularly negative impact on the traditional commercial banking businesses.

3. Inclusion & diversity
Opportunities： Empowering diverse talents to inspire one another will facilitate the creation of new concepts and ideas and the transformation of employee modes of behavior, enabling MUFG to transform its corporate culture and deliver new values that surpass the expectations of customers and society as a whole, while it will also contribute to inclusion of diverse individuals.
Risks： Developing a resilient organization and society capable of empowering diverse talents with differing sense of values is essential to flexibly adapting to a time of rapid changes.

4. Developing social infrastructure
Opportunities： Robust countermeasures against the aging of infrastructure at home and abroad are key to the creation of a sustainable society, as is the construction of social infrastructure, particularly in developing countries.
Risks：For us to maintain trust and reliability as a financial institution and a component of social infrastructure, proper handling of threats to safety and security is a requisite. It is therefore essential to strengthen security measures safeguarding informational assets and prevent financial crimes that have become ever more complex and sophisticated.

5. Supporting industrial development & innovation
Opportunities and risks： Offering assistance for the creation of growing industries, which are drivers of economies, and vibrant venture startups are essential to avoiding economic stagnation and securing sustainable growth. Our financial functions are expected to play an important role as such endeavors require a financier capable of risk-taking.

6. Ensuring equal access to financial services
Opportunities and risks：Providing more customers with opportunities to access financial services and investment not only contributes to improving the growth of economies but is also expected to provide MUFG with opportunities to secure an even more robust foundation for growth.

7. Promoting workstyle reforms
Opportunities and risks：On the back of Japan’s declining population, businesses are expected to provide their employees with opportunities to embrace flexible workstyles aligned with an evolving sense of values, changes in the social structure and a growing need to strike a work-life balance. Fulfilling these expectations can provide a baseline for effective utilization of human resources and achievement of corporate growth and, in light of the impact of COVID-19, has become a matter of even greater importance.
Opportunities and risks：Improving the efficiency of our financial functions, which constitute a part of social infrastructure, is expected to help society as a whole achieve higher productivity while positioning us for greater productivity as well.

8. Response to poverty
Risks：Poverty often results in a variety of other problems posing serious threats to social stability (e.g., public health, hygiene and security) and human rights (e.g., sufficiency in food, clothing and housing) as well as to the formation of a basis for sustainable economic growth (e.g., educational equality).

9. Reduction of educational disparities
Opportunities： Those who are now students will shape the next generation and, therefore, constitute the foundation of future　society. Among them may also be our potential colleagues. Therefore, supporting them is of great importance.
Risks： Proper education is at the base of social stability and sustainable economic growth. Thus, educational shortfalls can result in a negative heritage of inequality that will be passed down to future generations. The lack of educational opportunity due to economic disadvantage therefore deserves major public attention and needs to be tackled.

10. Overcoming threats to health
Opportunities： Innovation in the healthcare sector will contribute to improvement in social and economic resilience.
Risks： The sustainability of economic activities will be largely dependent on the strengthening of capabilities for preventing novel infectious viruses from spreading (via the development of vaccines, etc.) and responsiveness to a pandemic (via the development of medical technologies and institutions) in order to ensure robust social functions in anticipation of the further aging of population.

(2) Climate Change

MUFG recognizes that addressing climate change measures and environmental protection is one of the most important management issues. We seek to respond to them by regarding them as business opportunities and matters requiring careful risk management.

We participate in various initiatives to address climate change, including the Partnership for Carbon Accounting Financials, the Net-Zero Banking Alliance and the Glasgow Financial Alliance for Net Zero, and support the recommendations formulated by the TCFD, a special taskforce established by the Financial Stability Board.

Based on the TCFD recommendations, we have identified, and are working to address, two categories of climate change-related risks for financial institution. The first category includes risks arising from physical damage due to increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution, and is often referred to as “physical risks.” The second category includes risks arising in connection with the transition to a decarbonized society, such as changes in regulations, market preferences and technologies toward a decarbonized society, and is often referred to as “transition risks.”

Cognizant of our share of responsibilities as a global financial institution in combatting climate change, we are committed to supporting efforts to transition to a decarbonized society through products and services we provide to clients and measures designed to reduce the adverse impact of our operational activities on the environment.

(3) Human Capital

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

(a) Human Resource Development

As set out in the MUFG Human Resources Principles, a basic policy of human resource development in MUFG is “to develop human resources who can realize MUFG Way by providing educational opportunities where each employee can raise his or her insights and values as well as his or her knowledge and expertise.” We encourage and support career growth and professional development through various training programs and on-the-job training.

Our sustainable growth and long-term success depend on our ability to attract, develop and retain talented individuals in all of our business fields. We seek to recruit highly competent talents from external candidate pools and internal human resources flexibly based on the qualifications required for the particular position to be filled.

(b) Internal Environmental Improvement

We consider a diverse workforce and an inclusive and equitable culture to be essential for our ability to maintain organizational resilience and remain competitive. We continue to strive to develop a work environment which fosters diverse experience, backgrounds and perspectives, which, in turn, facilitate creativity and innovation.

We also consider the well-being of our employees to be an essential element of our success. To this end, we are working to implement “Workstyle Reforms” designed to enable employees to build a sustainable professional career. As part of such reforms, we have made enhancements to our operational infrastructure to allow for flexibility in workstyles, including remote work and paperless capabilities.

We are also working to support the physical and mental health of our employees through a range of medical advisory and personal wellness services. For example, such services are made available to employees through industrial physicians and counselors on-site at our group companies in Japan. We also have programs designed to help our employees in Japan build a stable asset portfolio and improve their financial wellness through, among others, asset accumulation savings, corporate pensions, and employee stock ownership associations.

Furthermore, we continuously review and update our human resource management framework and compensation in order to attract and retain human resources and maximizes the abilities of our employees.

Risk Management

(1) Sustainability

Based on the MUFG Environmental Policy Statement and the MUFG Human Rights Policy Statement, in an effort to promote environmentally and socially responsible financing, we have implemented the MUFG Environmental and Social Policy Framework to manage environmental and social risks associated with finance operations (which mainly consist of credit, bond and equity underwriting for corporate clients of MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Securities Holdings). We have established a finance policy and introduced a due diligence process to identify and assess the environmental and social risks or impacts associated with such transactions.

Standard due diligence is conducted by departments that have a direct contact with customers to identify and assess the environmental and social risks of the business that is to be financed by us. If it is determined that the business needs to be examined more carefully, we conduct enhanced due diligence and decide whether or not to finance the business.

As for businesses that are considered to have significant environmental and social risks and could potentially damage our corporate value or develop into a reputational risk, we hold discussions on how to handle it within a framework participated in by senior management. In addition, MUFG Bank adopted the Equator Principles, a framework for identifying, assessing and controlling the environmental and social risks of large-scale projects, and conducts risk assessments in accordance with its Guidelines.

The status of policies and initiatives relating to environmental and social risks are reviewed and discussed by the Credit & Investment Management Committee, the Credit Committee and the Risk Management Committee depending on the areas of their respective expertise. Conclusions reached by these committees are reported to the Executive Committee, and important matters discussed by the Executive Committee are reported to and, in turn, discussed by the Board of Directors, which oversees the management of risks related to environmental and social issues.

The process of identifying and assessing the environmental and social risks or impacts of a business to be financed

(2) Climate Change

In order to strengthen our response to risks related to climate change, climate change-related risk management is currently being integrated into our overall risk management framework based on our governance structure described above with an aim to better enable identification, measurement and reduction of climate change-related risks and their potential portfolio, business and financial impact from a comprehensive group-wide perspective. Our risk management framework is intended to address physical risks and transition risks.

In the MUFG Environmental and Social Policy Framework mentioned above, with respect to the coal-fired power generation, mining (coal), oil and gas, and other specific sectors in which concerns are raised over environmental and social impacts, including climate change, we have established our finance policy and a due diligence process to identify and assess the environmental and social risks or impacts associated with transactions has been introduced.

For a discussion of our climate change-related risks, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Environment—Climate change could have a material adverse impact on us and our clients.” For more information on our risk management framework, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

(3) Human Capital

MUFG has positioned human capital as one of the most important capital in the Group, and considers it critical to acquire and retain qualified talents for its business competitiveness. In order to manage human capital retention risk, among other risks, each of our group companies has established a human capital management framework designed to attract talents and help employees make the best of their capabilities and provide competitive benefits.

MUFG also considers both physical and mental health of its employees crucial for a sustainable development of MUFG. Various employee health programs are in place at Group companies. In addition, employee health-related issues are regularly monitored and reported to the Group CHRO and the Executive Committee, including relevant subcommittees, as appropriate.

Metrics & Targets

(1) Sustainability

MUFG sets and monitors specific metrics and targets for initiatives intended to address environmental and social issues. We have set a sustainable finance target of providing a cumulative ¥35 trillion (including ¥18 trillion in the environmental sector) of financing from the fiscal year ended March 31, 2020 to the fiscal year ending March 31, 2031. Our sustainable finance currently consists of the provision of financing, including loans, equity investments in funds, arrangements of project finance and syndicated loans, underwriting of equities and bonds, and financial advisory service, with reference to the relevant external standards, such as the Green Loan Principles, the Green Bond Principles and the Social Bond Principles, to businesses that are considered to contribute to the adaptation to and moderation of climate change, to the development of startups, job creation, and poverty alleviation and to the energization of local communities and regional revitalization, as well as fundamental service businesses including those involved in basic infrastructure and essential public services.

(2) Climate Change

In May 2021, we announced our intent to achieve net zero greenhouse gas, or GHG, emissions from our financed portfolio by the end of 2050 and net zero GHG emissions from our operations by the end of 2030 in the MUFG Carbon Neutrality Declaration. These goals demonstrate our support for the goals of the Paris Agreement on Climate Change and our recognition of climate change-related risks and opportunities as a top strategic priority for the MUFG Group.

In order to achieve net zero GHG emissions from our financed portfolio, so far we have set 2030 interim targets for the power, oil and gas, real estate, steel and shipping sectors. For each interim target, we have considered and reflected, among other factors, the relevant characteristics of decarbonization pathways as well as the uniqueness of our financed portfolio for each sector.

(3) Human Capital
MUFG regards human capital as one of its highest priorities, and through the expansion of human capital, we seek to create an enabling environment for employees to grow and take on challenges and self-innovation. In the fiscal year ending March 31, 2024, we plan to invest ¥4.2 billion in the aggregate in externally sourced education and training for employees of MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities in Japan. In addition, MUFG and each company in the group provide a variety of internal educational opportunities for executives and employees through training where executives and employees of MUFG Group entities serve as instructors.
We are working to create a workplace where each and every employee can make the most of his or her abilities. In particular, recognizing that increasing female representation in management is an important issue, we have set a target of 22% for the ratio of women in line management (jicho or kacho) or higher positions in Japan in MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities on a combined basis by March 2024. As of March 2023, the ratio was 19.6%.

(4) Uncertainties and Risks

Our ability to achieve any one or more of the foregoing targets is subject to various uncertainties and risks, which may be beyond our control. If any such uncertainty or risk materializes, we may be unable to achieve our targets. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Environment—Climate change could have a material adverse impact on us and our clients.” and “Item 3.D. Key Information—Risk Factors—Operational Risk—Damage to our reputation could harm our businesses.”

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
The primary mission of the business group is to strengthen the competitiveness and customer base of the mass-segment customer business by creating “new customer experiences that are integrated into everyday life” through a variety of flexible channels. In order to achieve this mission, this business group aims to thoroughly refine our channels, products, services, and marketing by using digital technology, and provide the most advanced and optimal financial services for our customers. By freeing customers and employees from complicated flows of actions by simplifying workflow and utilizing digital technology, this business group seeks to provide our customers with convenience and high-value-added services. In addition, the business group continues leading the company-wide digital transformation to become a financial digital platformer.

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
Business Strategy
In the domestic market in which we operate, demographic changes, including Japan’s aging population with a declining birthrate, further acceleration of digital transformation and promotion of work style reforms continue to diversify customer expectations for financial institutions. With the goals of “being Japan’s leading financial professional group” and “contributing to the development of the Japanese economy and the people’s livelihood and wealth,” we seek to enhance and integrate the capabilities of our group companies to deliver value that exceeds customer expectations and improve customer satisfaction.
In the wealth management (WM) business, which is one of our key strategic focus areas, we are accelerating utilization of tools to offer wealth management solutions, including asset management, asset and business succession transfer, and real estate services. For example, we have begun operating the “WM Digital Platform,” a digital tool for understanding customers’ assets and needs across the MUFG Group, at all of our business locations. Through this tool, we have established a system designed to provide comprehensive solutions on a group-wide basis to the various challenges our customers face.
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
Investment Banking
We provide investment banking services such as debt and equity issuance and M&A-related services to help our customers develop their financial strategies and realize their business goals. In order to meet customers’ various financing needs, we have established a customer-oriented coverage model through which our product experts coordinate with one another to offer innovative financing services globally. We have further integrated the management of the operations of our commercial banking and securities subsidiaries to enhance collaboration. We are one of the world’s top providers of project finance, one of the core businesses of the Global Corporate & Investment Banking Business Group. We provide sophisticated professional services in arranging limited-recourse finance and secured finance, and offering financial advice in various sectors, including natural resources, power, and infrastructure, backed by our experience, expertise, knowledge, and global network.
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
Global Commercial Banking Business Group
The Global Commercial Banking Business Group provides a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region through our major local commercial banking subsidiaries and affiliates outside of Japan referred to as “Partner Banks.” Our Partner Banks include Krungsri in Thailand, Bank Danamon in Indonesia, VietinBank in Vietnam and Security Bank in the Philippines. MUFG Union Bank, a Partner Bank in the United States, was sold to U.S. Bancorp on December 1, 2022.
The network among the Partner Banks covers a vast market, consisting of four countries with population totaling approximately 557 million. The market is expected to expand further in the medium to long term as the GDP growth rates are relatively high in these countries and financial needs are expected to increase as average income rise in the ASEAN countries. We believe that our network, which combines the global reach of the MUFG Group companies with strong regional presence of the Partner Banks each carrying an established brand, provides us with unique competitive advantages. Through sharing and integration of the expertise and capabilities of the Partner Banks, we seek to achieve synergy effects and capture the business opportunities arising from the economic growth of the region.
Bank of Ayudhya Public Company Limited (Krungsri)
Krungsri is a strategic subsidiary of MUFG Bank in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations mainly in Thailand through 614 branches (consisting of 575 banking branches, 40 automobile finance business branches and one overseas branch) and other service outlets nationwide. In addition, Krungsri’s consolidated subsidiaries include the largest credit card issuer in Thailand with a market share of 15%, sales finance and personal loan accounts in its portfolio, a major auto finance provider, a fast growing asset management company and a leading microfinance service provider in Thailand.
MUFG owns a 76.88% ownership interest in Krungsri through MUFG Bank as of March 31, 2023. By combining Krungsri’s local franchise with competitive presence in the retail and small and medium-sized enterprise banking markets in Thailand with MUFG Bank’s global financial expertise, we seek to offer a wider range of high-value financial products and services to a more diverse and larger customer base.
PT Bank Danamon Indonesia, Tbk. (“Bank Danamon”)
Bank Danamon is a strategic subsidiary of MUFG Bank in Indonesia. Bank Danamon provides a comprehensive range of banking and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations in Indonesia. It operates an extensive distribution network spread out from Aceh to Papua, with more than 879 branches and service outlets. In addition, Bank Danamon provides financing for automotive and consumer goods through PT Adira Dinamika Multi Finance Tbk, a subsidiary of Bank Danamon.

MUFG made an initial investment in December 2017 and owns a 92.47% ownership interest in Bank Danamon through MUFG Bank as of March 31, 2023. This investment in Bank Danamon represents another milestone for our growth strategy in Indonesia and Southeast Asia. We aim to offer a unique and unparalleled retail and small and medium-sized enterprise banking business model based on the established local networks of our Partner Banks and MUFG’s global network to provide holistic financial services to a wider range of customers.
Other Activities in Southeast Asia
We have been expanding our operations in Southeast Asia with an effort to further develop our businesses abroad. In addition to Krungsri and Bank Danamon, we have strategic business and capital alliances with other banks in Southeast Asia, including VietinBank in Vietnam and Security Bank in the Philippines, as our Partner Banks.
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
In November 2022, we agreed to acquire 100.0% of the shares of HC Consumer Finance Philippines, Inc. and 85.0% of the shares of PT Home Credit Indonesia, both of which are subsidiaries of Home Credit B.V., a Dutch consumer finance company. Through this acquisition, we plan to reinforce and expand our retail business in the Philippines and Indonesia.
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

Global Strategic Alliance with Morgan Stanley
As of March 31, 2023, we held approximately 377 million shares of Morgan Stanley’s common stock representing approximately 22.6% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.
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
In July 2023, we jointly announced with Morgan Stanley the launch of “Alliance 2.0”, an enhanced Global Strategic Alliance for further collaboration between both companies for the next decade and beyond. In launching “Alliance 2.0”, we and Morgan Stanley have entered into memoranda of understanding to collaborate in foreign exchange trading and in the Japanese research and equity businesses for institutional clients. Both companies will work to conclude definitive agreements regarding each collaboration initiative with a targeted implementation date in the first half of 2024, subject to regulatory approval.
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
•Other commercial banking institutions: Resona Bank, SBI Shinsei Bank, regional banks, and credit associations (shinkin banks);

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
Private Banking Institutions
Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of January 4, 2023):
•ordinary banks (121 ordinary banks and 56 foreign commercial banks with ordinary banking operations); and
•trust banks (13 trust banks, including two Japanese subsidiaries of foreign financial institutions).
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
•Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, and which was reorganized as an incorporated administrative agency and started to specialize in securitization of housing loans in April 2007; and
•The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. In November 2015, approximately 11% of the outstanding shares of each of Japan Post Bank, Japan Post Insurance and Japan Post Holdings were sold to the public, and these companies are currently listed on the Tokyo Stock Exchange. As of March 31, 2023, Japan Post Holdings held 60.62% of the outstanding shares of Japan Post Bank, with a publicly announced target to reduce its shareholding in Japan Post Bank to 50% or below by the end of March 2026. As of March 31, 2023, Japan Post Holdings held 49.84% of the outstanding shares of Japan Post Insurance.
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
Additional Tier 1 capital generally consists of Basel III compliant preferred shares and perpetual subordinated obligations, net of regulatory adjustments.
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
The approval granted to us by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments, which had been phased out over a ten-year period, expired on March 30, 2023.

The Financial Stability Board identified us as a global systemically important bank, or G-SIB, in its most recent annual report published in November 2022, and is expected to update the list of G-SIB annually. In December 2015, the FSA also designated us as a G-SIB as well as a domestic systemically important bank generally referred to as a “D-SIB.”
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements as of March 31, 2023 consist of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio.
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
Leverage ratio. Japanese banks and bank holding companies with international operations, including us, are required to maintain a minimum leverage ratio and disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidelines that have been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidelines. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include the revisions to the measurement of the leverage ratio and a 3.00% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. In Japan, the FSA adopted a minimum leverage ratio requirement at 3.00%, effective March 31, 2019, and the minimum leverage ratio requirement applied to us as of March 31, 2023 is 3.75%, including a leverage ratio buffer set at 50% of a G-SIB surcharge which, as applied to us, equals 0.75%. Since June 30, 2020, deposits with the Bank of Japan have been temporarily excluded from the calculation of the leverage ratio. On November 11, 2022, the FSA announced that the applicable minimum leverage ratio requirement including the applicable minimum leverage ratio buffer requirement will be raised from 3.00% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge to 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05% on and after April 1, 2024, while deposits with the Bank of Japan will continue to be excluded from the leverage exposure for the purpose of the calculation of the leverage ratio, in light of exceptional macroeconomic conditions and other circumstances.
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
The TLAC standard which was set forth in the regulatory notices and related materials for the implementation of the Financial Stability Board’s TLAC standard in Japan published by the FSA in March 2019 and which became applicable to (i) G-SIBs in Japan in phases starting on March 31, 2019 until fully implemented on March 31, 2022, and (ii) a domestic systemically important bank designated by the FSA, or D-SIB, in Japan deemed to be in particular need for a cross-border resolution arrangement and of particular systemic significance to the Japanese financial system if it fails (such G-SIBs and D-SIB, collectively, “Covered SIBs”) in phases starting on March 31, 2021 until its scheduled full implementation on March 31, 2024, respectively, or the Japanese TLAC Standard, requires entities designated by the FSA as Domestic Resolution Entities for Covered-SIBs to meet certain minimum external total loss-absorbing capacity, or External TLAC, requirements. The Japanese TLAC Standard and the Financial Stability Board’s TLAC standard also require the Domestic Resolution Entities to cause any of their material subsidiaries in Japan designated as systemically important by the FSA or their foreign subsidiaries subject to TLAC or similar requirements in the relevant jurisdictions to maintain certain minimum level of capital and debt having internal total loss-absorbing and recapitalization capacity, or Internal TLAC.
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
External TLAC debt generally consists of Basel III compliant regulatory capital and the Japanese TLAC Standard compliant obligations, net of regulatory adjustments. Internal TLAC debt generally consists of Basel III compliant regulatory capital and the Japanese TLAC Standard compliant subordinated obligations, net of regulatory adjustments. The Japanese TLAC Standard does not require that, in order for unsecured senior debt issued by the Domestic Resolution Entity of a Japanese G-SIB to qualify as External TLAC debt, such debt be subject to any contractual write-down, write-off or conversion provisions or to any subordination provisions so long as its creditors are recognized as structurally subordinated to the creditors of its subsidiaries and affiliates by the FSA on the ground that the amount of excluded liabilities of such Domestic Resolution Entity ranking pari passu with, or junior to, its unsecured senior liabilities does not, in principle, exceed 5% of the aggregate amount of its External TLAC. In contrast, Internal TLAC debt incurred by a material subsidiary of a Japanese G-SIB is required to be subject to contractual loss absorption provisions and to be subordinated to such subsidiary’s excluded liabilities.
The Japanese TLAC Standard currently requires a Japanese G-SIB, including us, to issue and maintain TLAC debt in an amount not less than 18% of its consolidated risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator. In addition, under the Japanese TLAC Standard, Japanese G-SIBs are allowed to count as external TLAC the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets.
Deposits with the Bank of Japan are temporarily excluded from the calculation of External TLAC ratio and Internal TLAC amounts on a total exposure basis as well as the leverage ratio from June 30, 2020 until March 31, 2024. On November 11, 2022, the FSA announced that the applicable external TLAC ratio on a total exposure basis will be raised from 6.75% to 7.10% on and after April 1, 2024, while deposits with the Bank of Japan continue to be excluded from the total exposure for the purpose of the calculation of External TLAC ratio and Internal TLAC amounts in light of exceptional macroeconomic conditions and other circumstances.
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
Capital distribution constraints system. Under the capital distribution constraints system, the FSA may order a bank or a bank holding company to submit and carry out a capital distribution constraints plan, if the bank or the bank holding company fails to maintain Common Equity Tier 1 capital required as applicable capital buffers. In July and November 2022, the FSA published amendments to the regulatory notices and related ordinances regarding the leverage ratio buffer requirement which became applicable to Japanese G-SIBs, including us, from March 31, 2023. Under these amendments, the FSA may order a bank or a bank holding company to submit and carry out a capital distribution constraints plan, if the bank or the bank holding company fails to maintain Tier 1 capital required as the applicable leverage buffer. A capital distribution constraints plan must be determined to be reasonably designed to restore the required capital buffers by restricting capital distributions, such as dividends, share buybacks, interest payments on, and redemption and repurchase of, Additional Tier 1 capital instruments, and bonus payments, up to a certain amount depending on the level of the deficit in the required capital buffers of the bank or the bank holding company.
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
Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2023, the Deposit Insurance Corporation charged an insurance premium equal to 0.021% per year on the deposits in the settlement accounts, and a premium equal to 0.014% per year on the deposits in other accounts.
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
Recovery and resolution plan. In November 2022, the Financial Stability Board published the latest list of G-SIBs, which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each G-SIB, and the plans must be regularly reviewed and updated. In Japan, under the Banking Act and the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as G-SIBs must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We have submitted our most recent recovery plan to the FSA in a timely manner.
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
However, the Banking Act prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies. There have recently been amendments to various financial regulation related laws, including the Banking Act, which include certain deregulations of restrictions on shareholdings by banks, as described above.

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
Government reforms to restrict maximum interest rates on consumer lending business. In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Money Lending Business Act which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum and 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interests were permitted under certain conditions set forth in the Money Lending Business Act. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Act, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. Furthermore, the new regulations, which became effective on June 18, 2010, require, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability.
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
Overall supervision and regulation. The MUFG Group is subject to supervision, regulation and examination with respect to our U.S. operations by the FRB pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we and MUFG Bank are bank holding companies and foreign banking organizations, as defined pursuant to those statutes. The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:
•authorized qualifying bank holding companies to opt to become “financial holding companies,” and thereby obtain the authority to engage in an expanded list of activities; and
•modified the role of the FRB by redefining the relationships between the FRB and the functional regulators of non-bank subsidiaries of both bank holding companies and financial holding companies.

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
In October 2008, we, MUFG Bank, Mitsubishi UFJ Trust and Banking and MUFG Americas Holdings initially attained financial holding company status. In August 2016, Mitsubishi UFJ Trust and Banking relinquished its financial holding company status. A financial holding company is authorized to engage in an expanded list of activities deemed to be financial in nature or incidental to such financial activity as well as certain specified non-banking activities deemed to be closely related to banking. In order to maintain the status as a financial holding company, a bank holding company must continue to meet certain standards established by the FRB. Those standards require that a financial holding company exceed the minimum standards applicable to bank holding companies that have not elected to become financial holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in regulations of the FRB. Failure to meet these standards, due to inadequate capital management or shortcomings in operations, results in restrictions on the ability to engage in expanded activities, including making acquisitions, as a financial holding company. In addition, a financial holding company must ensure that its U.S. insured banking subsidiaries meet certain minimum standards under the Community Reinvestment Act of 1977.
U.S. branches and agencies of subsidiary Japanese banks. Under the authority of the IBA, our banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, operate five branches, two agencies and 17 representative offices in the United States. MUFG Bank operates branches in Los Angeles, California; Chicago, Illinois; and two branches in New York, New York; agencies in Houston and Dallas, Texas; and representative offices in Washington, D.C.; Tempe, Arizona; Los Angeles, Menlo Park, Monterey Park, Redwood City, San Diego and San Francisco, California; Danbury, Connecticut; Atlanta, Georgia; Florence, Kentucky; Boston, Massachusetts; Edina, Minnesota; Jersey City, New Jersey; Charlotte, North Carolina; Irving, Texas; and Seattle, Washington. Mitsubishi UFJ Trust and Banking operates a branch in New York, New York.
The IBA provides, among other things, that the FRB may examine U.S. branches and agencies of foreign banks, and each branch and agency shall be subject to on-site examination by the appropriate federal or state bank supervisor as frequently as would a U.S. bank. The IBA also provides that if the FRB determines that a foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that the foreign bank or its affiliates have committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, the FRB may order the foreign bank to terminate activities conducted at a branch or agency in the United States.
U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency (the “OCC”), the federal regulator of U.S. national banks. The OCC is an independent bureau of the U.S. Department of the Treasury. Effective November 7, 2017, all of the branches and agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking in the United States converted from state-licensed branches and agencies to federally-licensed branches and agencies supervised and regulated by the OCC.
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
U.S. banking subsidiaries. We previously owned and controlled one U.S. bank, MUFG Union Bank, N.A. (known prior to July 1, 2014 as Union Bank, N.A.), through MUFG Bank and its subsidiary, MUFG Americas Holdings, a bank holding company. Effective December 1, 2022, MUFG Union Bank, N.A. was sold to U.S. Bancorp.
Bank capital requirements and capital distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking, as foreign banking organizations that have U.S. branches and agencies and are controlled by us, are subject to the FRB’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards. MUFG Bank, Mitsubishi UFJ Trust and Banking, and MUFG Americas Holdings are all “well capitalized” as defined under, and otherwise comply with, all U.S. regulatory capital requirements applicable to them.
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

Anti-Money Laundering Initiatives, the Bank Secrecy Act, the USA PATRIOT Act. A major focus of U.S. governmental policy relating to financial institutions in recent years has been, and continues to be, aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001, as incorporated into the Bank Secrecy Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report potential money laundering and terrorist financing, including the collection of beneficial ownership information. The bank regulatory agencies carefully scrutinize the adequacy of an institution’s compliance with these regulations and, as a result, there have been an increased number of regulatory enforcement actions. A financial institution’s failure to maintain and implement adequate policies, procedures and controls to prevent and detect money laundering and terrorist financing could have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of its operations and the imposition of fines and other monetary penalties. See “—Recent regulatory developments” below.
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
Regulatory Reform Legislation. In response to the global financial crisis of 2007-2008 and the perception that lax supervision of the financial industry in the United States may have been a contributing cause to the crisis, legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that affect financial institutions operating in the United States, including our U.S. operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by largest financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Key provisions that impact our operations are summarized below.
Among the components of the Dodd-Frank Act that have impacted or may impact our operations are the provisions relating to enhanced prudential standards, including capital, liquidity and structural requirements, the “Volcker Rule,” derivatives regulation, credit reporting, resolution plans, incentive-based compensation, the establishment of the Consumer Financial Protection Bureau, and debit interchange fees. Based on information currently available to us, other than the Volcker Rule and derivatives regulations as discussed below, the impact of these components is expected to be mainly limited to our U.S. operations and not to be material to us on a consolidated basis. We monitor developments that relate to the Dodd-Frank Act and the potential impact of its implementing regulations on our activities inside and outside of the United States.
With respect to the Dodd-Frank Act provisions related to enhanced prudential standards, in February 2014 the FRB issued final rules that established enhanced prudential standards for the U.S. operations of foreign banking organizations such as MUFG. These rules required us to organize by July 1, 2016 all of our U.S. bank and non-bank subsidiaries, with certain limited exceptions, under a U.S. Intermediate Holdings Company (“IHC”) that is subject to U.S. capital requirements and enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. Under these rules, we were required to change the structure of our U.S. operations, including the manner in which we oversee and manage those operations, and may be required to inject additional capital into our U.S. operations. We have designated MUFG Americas Holdings as our IHC. We will be required to maintain an IHC in the U.S. as long as the average sum of the consolidated assets of our top-tier U.S. subsidiary for the four most recent calendar quarters equals $50 billion or more.
MUFG Americas Holdings is subject to various U.S. prudential requirements as a BHC and became subject to additional requirements with the designation of MUFG Americas Holdings as our IHC as of July 1, 2016. As an IHC, MUFG Americas Holdings is subject to risk-based and leverage capital requirements, capital planning and stress testing, liquidity requirements, including liquidity stress testing, enhanced risk management and other enhanced prudential standards similar to the standards applicable to large U.S. bank holding companies. In calendar year 2022, MUFG Americas Holdings was subject to the FRB supervisory Dodd-Frank Act stress testing cycle, the results of which were initially released on June 27, 2022. Under the 2022 stress testing cycle, the FRB noted that due to certain accounting reclassifications by MUFG Americas Holdings related to the then-pending sale of MUFG Union Bank, the Board determined not to include MUFG Americas Holdings’ detailed projections in the 2022 stress test. The FRB did note, however, that it conducted an evaluation and determined that MUFG Americas Holdings’ has sufficient capital to absorb losses and continue to serve as a credit intermediary under a severe recession. Under tailoring of regulations applicable to domestic and foreign banks to more closely match their risk profiles, which became effective December 31, 2019, MUFG Americas Holdings is classified as a Category IV firm under which it is minimally subject to biennial supervisory stress testing in even years.
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
Separately, based on the categorization of MUAH as a Category IV entity under the final rules tailoring prudential standards for large banking organization (“Tailoring Final Rules”), SCCL no longer applies to MUAH. The following paragraphs discuss the Tailoring Final Rules in greater detail.
On October 10, 2019, the FRB issued two final rules that (1) tailor the framework for application of enhanced prudential standards to U.S. and foreign banking organizations and (2) modify the application of capital and liquidity requirements to the operations of U.S. banking organizations and the U.S. operations of foreign banking organizations. The Tailoring Final Rules apply the same framework as to the U.S. and foreign BHCs but use a differing calibration for foreign BHCs. The Tailoring Final Rules became effective on December 31, 2019.
The final rule that was issued solely by the FRB determined the applicability of certain enhanced prudential standards requirements, including liquidity stress testing and management, capital planning and stress testing, risk management, single counterparty credit limits requirements, and related regulatory reporting by categorizing all foreign banking organizations with $100 billion or more in combined U.S. assets into one of three categories. The categorization framework was based on aggregate U.S. assets and four other risk-based indicators, including weighted short-term wholesale funding, cross-jurisdictional activity, nonbank assets, and off-balance sheet exposure. The second final rule, issued jointly by the FRB, the OCC, and the FDIC, similarly categorized foreign banking organizations and tailored the application of the agencies’ regulatory capital and standardized liquidity requirements on that basis. Under the framework of the final rules, MUFG’s U.S. operations are subject to a split category treatment: (i) the combined U.S. operations are classified as Category II, subject to the most stringent requirements other than those applicable to U.S.

G-SIBs; and (ii) MUAH, the U.S. IHC, is classified as Category IV, a classification that provides certain capital and liquidity relief from prior requirements, taking into account the size and other risk characteristics of MUFG’s U.S. subsidiary operations.
On October 10, 2019, the FRB issued with the FDIC final rule amendments revising their joint resolution planning requirements of Section 165(d) of the Dodd-Frank Act. Resolution plans, also known as living wills, describe a firm’s strategy for orderly resolution under bankruptcy in the event of material financial distress or failure of the firm. As informed by the FRB tailoring rule, the final rule tailors the requirements for firms that do not pose the same systemic risk as the largest institutions, requiring resolution plans for these firms to be submitted on a three-year cycle. MUFG is classified as a triennial full filer as applicable to large foreign and domestic banks classified within Category II and Category III, and MUFG is subject to alternating between submitting full and targeted resolution plans every three years. On May 6, 2020, the agencies, in recognition of immediate challenges of the COVID-19 pandemic, extended the then-upcoming submission date by 90 days to September 29, 2021, and subsequently extended the submission date again to December 17, 2021 as a Targeted Information Request focusing on covered companies’ actions in response to COVID-19 was added to industry required submissions. MUFG submitted on December 17, 2021 its Targeted 165(d) Resolution Plan and the required Targeted Information Request. MUFG’s full resolution plan is currently due July 1, 2024.
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
Capital Adequacy. MUFG Americas Holdings is required to maintain minimum capital ratios in accordance with rules issued by the U.S. Federal banking agencies. In July 2013, the U.S. Federal banking agencies issued final rules to implement the Basel Committee on Banking Supervision’s capital guidance for U.S. banking organizations, or U.S. Basel III. These rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. These rules supersede the U.S. federal banking agencies’ general risk-based capital rules generally referred to as Basel I, the advanced approaches rules generally referred to as Basel II, which are applicable to firms classified as Category II under the tailoring rules issued October 10, 2019, and leverage rules. MUFG Americas Holdings continues to be subject to the U.S. Basel III capital rules which were substantially phased in by January 1, 2019. In addition, on July 22, 2019, U.S. federal banking agencies jointly issued a final rule which became effective on October 1, 2019. The final rule simplifies certain aspects of the Basel III capital rules that mostly apply to banking organizations that are not subject to the advanced approaches rules.
The Federal Reserve issued amendments to the Regulatory Capital, Capital Plan, and Stress Test Rules which became effective on October 1, 2021. Under the amended rules, the Federal Reserve uses the results of its supervisory stress test to establish the size of a firm’s stress capital buffer requirement, which replaces the static 2.5% of risk-weighted assets component of a firm’s capital conservation buffer requirement. MUFG Americas Holdings is currently subject to a firm specific stress capital buffer, or SCB, of 3.3%. A firm that does not maintain capital ratios above risk-based regulatory minimums plus its specified SCB requirements faces restrictions on its capital distributions and discretionary bonus payments. With the application of the specified SCB, MUFG Americas

Holdings capital distributions and discretionary bonus payments are subject to the following regulatory minimum risk-based capital ratios: (1) 7.8% Common Equity Tier 1 capital ratio, (2) 9.3% Tier 1 capital ratio and (3) 11.3% total capital ratio. In addition, failure by MUFG Americas Holdings to meet minimum risk-based capital ratios of: (1) 4.5% Common Equity Tier 1 capital ratio, (2) 6.0% Tier 1 capital ratio and (3) 8.0% total capital ratio, or to a Tier 1 leverage ratio regulatory minimum requirement of 4% and a well-capitalized prompt corrective action standard of 5%, can result in additional certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements. For more information, see Note 21 to our consolidated financial statements.
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
Recent regulatory developments. MUFG Bank undertook necessary actions relating to the consent order which MUFG Bank entered into with the OCC in February 2019, and the OCC terminated the consent order in December 2022. The consent order was related to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order required MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions.
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
During the fiscal year ended March 31, 2023, our non-U.S. subsidiary, MUFG Bank, engaged in certain limited business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our non-U.S. banking subsidiary, MUFG Bank, has previously issued guarantees outstanding mainly in connection with prior petroleum-related transactions with Iran by its customers that were permissible under applicable sanctions regulations. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2023, the aggregate fee income relating to these transactions was less than ¥5 million, representing less than 0.0005 percent of our total fee income. In addition, some Iranian financial institutions and other entities in, or affiliated with, Iran maintained non-U.S. dollar correspondent accounts and other similar settlement accounts with MUFG Bank outside the United States. In addition to such accounts, MUFG Bank received deposits in Japan from, and provided settlement services in Japan to, fewer than 10 Iranian government-related entities, and MUFG Bank and a non-U.S. affiliate of MUFG provided credit and/or settlement services to fewer than 100 Iranian government-related individuals including Iranian diplomats. MUFG Bank also maintains settlement accounts outside the United States for certain other entities specified in Executive Order 13224 or 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2023, the average aggregate balance of deposits held in these accounts represented less than 0.05 percent of the average balance of our total deposits. The interest and fee income from the transactions attributable to these account holders was less than ¥50 million, representing less than 0.001 percent of our total interest and fee income.
We recognize that following the withdrawal in May 2018 by the United States from the Joint Comprehensive Plan of Action, the United States has imposed secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. We have taken the recent sanctions related developments into account and will continue to monitor transactions relating to Iran in order to comply with applicable U.S. and Japanese regulations as well as U.S., Japanese and other international sanctions.

C.Organizational Structure

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2023

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
MUFG Bank, Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Japan Shareholder Services Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
MU Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Alternative Investments Co., Ltd.	Japan	100.00%	100.00%
Human Resources Governance Leaders Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
au Kabucom Securities Co., Ltd.	Japan	51.00%	51.00%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	100.00%	100.00%
Japan Digital Design, Inc	Japan	94.19%	94.19%
Global Open Network, Inc.	Japan	80.00%	80.00%
MUFG Innovation Partners Co., Ltd.	Japan	100.00%	100.00%
MUFG Americas Holdings Corporation	USA	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
PT Bank Danamon Indonesia, Tbk.	Indonesia	92.47%	92.47%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
MUFG Investor Services Holdings Limited	Bermuda	100.00%	100.00%
First Sentier Investors Holdings Pty Ltd	Australia	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
MUFG Securities EMEA plc	UK	100.00%	100.00%
MUFG Securities Asia Limited	China	100.00%	100.00%
MUFG Securities (Canada), Ltd.	Canada	100.00%	100.00%

D.Property, Plant and Equipment

	As of March 31,
	2022	2023
	(in millions)
Land	¥372,710	¥393,932
Buildings	766,945	800,821
Equipment and furniture	497,478	509,828
Leasehold improvements	255,679	255,712
Construction in progress	30,894	34,679
Total	1,923,706	1,994,972
Less accumulated depreciation	1,107,877	1,134,394
Premises and equipment—net	¥815,829	¥860,578
Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2023, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.
We decided to build a new MUFG headquarters building at the location where the current MUFG and MUFG Bank head office building stands. In conjunction with the construction of the new building, the head offices for MUFG and MUFG Bank are planned to be temporarily relocated to 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan in July 2024. Details of the construction project, including the construction period and the total expenditure, are yet to be determined. For the fiscal year ended March 31, 2023, ¥1,602 million was invested in the project.
The following table presents the book values of our material offices and other properties as of March 31, 2023:

Book Value
(in millions)
Owned land	¥393,932
Owned buildings	¥255,168
The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.
During the fiscal year ended March 31, 2023, we invested approximately ¥116,367 million in premises and equipment, primarily for office renovations and relocation on an MUFG consolidated base.
Item 4A.    Unresolved Staff Comments.
None.

Item 5.    Operating and Financial Review and Prospects.
The following discussion and analysis should be read in conjunction with “Selected Statistical Data” and our consolidated financial statements and related notes.

Summary of Financial Data
The selected statement of operations data and selected balance sheet data set forth below have been derived from our consolidated financial statements.
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
You should read the summary of financial data set forth below in conjunction with the remainder of this Item 5, “Selected Statistical Data” and our consolidated financial statements and related notes and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

	2021	2022	2023
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥2,751,996	¥2,530,938	¥4,611,410
Interest expense	747,902	560,357	2,221,996
Net interest income	2,004,094	1,970,581	2,389,414
Provision for credit losses	484,210	277,995	8,148
Net interest income after provision for credit losses	1,519,884	1,692,586	2,381,266
Non-interest income	3,157,787	1,394,789	1,695,422
Non-interest expense	3,069,329	3,146,102	3,419,954
Income (loss) before income tax expense (benefit)	1,608,342	(58,727)	656,734
Income tax expense (benefit)	444,948	(14,511)	26,413
Net income (loss) before attribution of noncontrolling interests	1,163,394	(44,216)	630,321
Net income attributable to noncontrolling interests	46,096	39,104	30,413
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥1,117,298	¥(83,320)	¥599,908
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥1,117,298	¥(83,320)	¥599,908
Amounts per share:
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥86.88	¥(6.51)	¥48.70
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	86.56	(6.93)	48.39
Number of shares used to calculate basic earnings per common share (in thousands)	12,859,737	12,798,060	12,317,723
Number of shares used to calculate diluted earnings per common share (in thousands)(1)	12,859,737	12,798,060	12,318,855
Cash dividends per share paid during the fiscal year:
—Common stock	¥25.00	¥26.00	¥30.50
	$0.24	$0.23	$0.23

	2021	2022	2023
	(in millions)
Balance sheet data:
Total assets	¥353,824,625	¥367,650,018	¥381,735,733
Loans, net of allowance for credit losses	114,370,472	111,678,692	118,682,562
Total liabilities	337,580,071	351,353,496	365,269,566
Deposits	229,206,936	224,589,943	235,276,781
Long-term debt	35,157,651	34,696,599	39,071,755
Total equity	16,244,554	16,296,522	16,466,167
Capital stock	2,090,270	2,090,270	2,090,270

	2021	2022		2023
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥268,916,481	¥276,179,049		¥291,018,346
Interest-bearing liabilities	265,912,928	279,759,500		294,877,689
Total assets	355,992,571	370,588,337		396,151,869
Total equity	15,681,527	16,269,224		16,300,493
Return on equity and assets:
Earnings (loss) applicable to common shareholders as a percentage of average total assets	0.31%	(0.02)%		0.15%
Earnings (loss) applicable to common shareholders as a percentage of average total equity	7.12%	(0.51)%		3.68%
Dividends per common share as a percentage of basic earnings per common share	28.78%	—	(3)	62.63%
Average total equity as a percentage of average total assets	4.41%	4.39%		4.11%
Net interest income as a percentage of average total interest-earning assets	0.75%	0.71%		0.82%
Credit quality data:
Allowance for credit losses	¥1,348,391	¥1,470,701		¥1,272,898
Allowance for credit losses as a percentage of loans	1.17%	1.30%		1.06%
Net loan charge-offs	¥245,424	¥179,297		¥259,608
Net loan charge-offs as a percentage of average loans	0.21%	0.16%		0.21%
Average interest rate spread	0.74%	0.72%		0.83%
Risk-adjusted capital ratio calculated under Japanese GAAP(2)	16.31%	14.29%		13.91%

Notes:
(1)Includes the common shares held by the trusts under the Board Incentive Plan. See “ Item 6.B. Directors, Senior Management and Employees—Compensation.”
(2)Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”
(3)Dividends per common share have not been presented because such information is not meaningful.
Business Environment
Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan, Thailand and Indonesia and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:
•general economic conditions,
•interest rates,
•foreign currency exchange rates, and
•stock prices.
General Economic Conditions
The global economy remained vulnerable to external events during the fiscal year ended March 31, 2023. The global economy faced a sharp rise in energy prices triggered by the conflict in Ukraine. This led to a rise in inflation globally, followed by considerable monetary tightening in major markets, which put downward pressure on economies. Nevertheless, economic activities continued to normalize as the effects of COVID-19 on people's daily lives lessened, and, on the whole, the global economy was beginning to recover gradually. However, there are signs that the conflict in Ukraine may continue for a longer period, and the cumulative effects of monetary tightening have caused instability in the financial system particularly in the United States and Europe and have also increased downward pressure on the global economy. As a result, there has recently been a marked slowing of economic growth. In addition, any new or expansion or prolongation of geopolitical conflicts, the financial system uncertainty that originated in the United States and Europe, and other uncertainties, events and developments may have a further adverse effect on the real economy.
Japan’s economy generally followed the global economic trends, showing a mixture of negative and positive trends, during the fiscal year ended March 31, 2023. Japan’s real gross domestic product, or GDP, grew by 1.4% for the quarter ended June 30, 2022, contracted by 0.4% for the quarter ended September 30, 2022, grew by 0.1% for the quarter ended December 31, 2022, and grew by 0.7% for the quarter ended March 31, 2023 on a quarter-on-quarter basis. These fluctuations mainly reflected the progress in balancing the normalization of economic activities with COVID-19 measures since the priority preventative measures were lifted in March 2022 as well as the negative impact of such factors as supply chain disruptions and inflation. On a year-on-year basis, Japan’s real GDP grew by 1.8% for the quarter ended June 30, 2022, 1.5% for the quarter ended September 30, 2022, 0.4% for the quarter ended December 31, 2022, and 1.9% for the quarter ended March 31, 2023. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.6% and positive 0.4% on a month-on-month basis and between positive 1.2% and positive 4.3% on a year-over-year basis during the fiscal year ended March 31, 2023. The unemployment rate in Japan remained low while slightly increasing from 2.6% in March 2022 to 2.8% in March 2023. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2022 and March 2023 was 6,799, a 14.9% increase from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the fiscal year ended March 31, 2023 were ¥2,339 billion, an increase of 97.7% from the previous fiscal year. The Japanese economy remains subject to instabilities resulting from geopolitical developments, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, inflationary trends, downward pressure on private consumption, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy generally underwent upward trends during the fiscal year ended March 31, 2023, with U.S. real GDP contracting by 0.6% for the quarter ended June 30, 2022, but growing by 3.2% for the quarter ended September 30, 2022, 2.6% for the quarter ended December 31, 2022, and 2.0% for the quarter ended March 31, 2023, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP grew by 1.8% for the quarter ended June 30, 2022, 1.9% for the quarter ended September 30, 2022, 0.9% for the quarter ended December 31, 2022 and 1.8% for the quarter ended March 31, 2023. The unemployment rate declined to 3.5% in March 2023, from 3.6% in March 2022. The long-term prospects of the U.S. economy remain uncertain in light of the impact of instabilities resulting from inflationary trends, geopolitical developments, political situation, bank failures, and the government’s economic, monetary, trade and foreign relations policies, and various other factors.
The Eurozone economy also grew modestly during the fiscal year ended March 31, 2023, with Eurozone real GDP growing by 0.8% for the quarter ended June 30, 2022, and 0.4% for the quarter ended September 30, 2022, and contracting by 0.1% for the quarter ended December 31, 2022, and 0.1% for the quarter ended March 31, 2023, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP grew by 4.3% for the quarter ended June 30, 2022, 2.5% for the quarter ended September 30, 2022, 1.8% for the quarter ended December 31, 2022, and 1.0% for the quarter ended March 31, 2023. The unemployment rate in the Eurozone declined to 6.6% in March 2023, from 6.8% in March 2022. The Eurozone economy remains subject to various uncertainties, including instabilities resulting from inflationary trends, geopolitical developments, concerns over the financial system and other factors.
In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved but the economic growth remained relatively modest during the fiscal year ended March 31, 2023. The economic conditions of these regions remain subject to various uncertainties, including the fluctuations in the global and local economies as well as geopolitical developments.
Interest Rates
Interest rates remained at historical low levels in Japan under the Bank of Japan’s monetary policy. The yield on 10-year Japanese government bonds fluctuated between 0.168% and 0.527% during the fiscal year ended March 31, 2023. The Bank of Japan has maintained its quantitative and qualitative monetary easing policy with yield curve control currently applying a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, and aiming to keep the yield of 10-year Japanese government bonds around zero percent, and with exchange-traded fund, bond and commercial paper purchase programs. In December 2022, the Bank of Japan announced that it would expand the target range of fluctuations in the yield of 10-year Japanese government bonds from between around plus and minus 0.25 percentage points to between around plus and minus 0.5 percentage points, causing some volatility in the Japanese government bond market. However, the Bank of Japan has since announced its intent to retain its monetary easing policy until such time as the 2% CPI inflation target is achieved and maintained in a sustainable and stable manner accompanied by wage increases.
In the United States, since the Federal Open Market Committee meeting in March 2022, the Committee has continued to raise the target range for the federal funds rate in light of, among other factors, inflated inflation. Between March 2022 and May 2023, the target range for the federal funds rate rose from 0.25% to 0.50% to 5.00% to 5.25%. The Committee also began reducing its holdings of Treasury securities and agency debt and agency mortgage-backed securities in June 2022. Following the meeting in June 2023, the Committee decided to keep the target range for the federal funds rate at 5.00% to 5.25% and closely monitor incoming information for the economic outlook and assess the appropriate stance of monetary policy. In determining the extent of additional policy firming that may be appropriate to return inflation to 2% over time, the Committee stated that it will take into account the cumulative tightening of monetary policy, the lags with which monetary policy affects economic activity and inflation, and economic and financial developments. Also, the Committee announced that the current median projection by FRB members for the federal funds rate at the end of calendar year 2023 is 5.1%. The 10-year U.S. Treasury bond yield increased from 2.341% at the end of March 2022 to 3.5% at the end of March 2023, while fluctuating between 2.341% and 4.244% during the period. The yield currently fluctuates between 3.3% and 3.8%.
Foreign Currency Exchange Rates

The Japanese yen depreciated against the U.S. dollar from ¥122.39 to the U.S. dollar as of March 31, 2022 to ¥133.53 to the U.S. dollar as of March 31, 2023. The Japanese yen has been fluctuating between around ¥130 and ¥140 to the U.S. dollar since April 2023.
The Japanese yen was on a generally depreciating trend against the euro during the fiscal year ended March 31, 2023, with the exchange rate being ¥145.72 to the euro as of March 31, 2023 compared to ¥136.70 to the euro as of March 31, 2022. The Japanese yen has been fluctuating between around ¥140 and ¥150 to the euro since April 2023.
The Japanese yen was on a generally depreciating trend against the Thai baht during the fiscal year ended March 31, 2023, with the exchange rate being ¥3.91 to the Thai baht as of March 31, 2023 compared to ¥3.68 to the Thai baht as of March 31, 2022. The Japanese yen has been fluctuating between ¥3.85 and ¥4.10 to the Thai baht since April 2023.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥27,821.43 on March 31, 2022 to ¥28,041.50 on March 31, 2023. The closing price of the Nikkei Stock Average has since risen and has been fluctuating between ¥25,000 and ¥30,000 and has risen above ¥33,000 in June 2023.
Recent Developments
During the fiscal year ended March 31, 2023, we engaged in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and streamline our group companies. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including significant inflationary price trends, instability in the financial system, geographical conflicts, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our medium-term business plan for the three years ending in the fiscal year ending March 31, 2024, we aim to leverage our financial and digital strengths to provide value to our stakeholders around the world.
Implementation of Share Repurchase Programs and Cancellation of Treasury Shares
During May 2022 and October 2022, we repurchased 418,926,300 shares of our common stock for ¥299,999,909,768 under a share repurchase program that was adopted in May 2022 and completed in October 2022. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 600,000,000 shares of our common stock and ¥300.0 billion between May 2022 and November 2022 and to cancel the repurchased shares. We cancelled all of the repurchased shares on November 30, 2022.
During November 2022 and January 2023, we repurchased 175,357,900 shares of our common stock for ¥149,999,996,001 under a share repurchase program that was adopted in November 2022 and completed in January 2023. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 300,000,000 shares of our common stock and ¥150.0 billion between November 2022 and January 2023 and to cancel the repurchased shares. We cancelled all of the repurchased shares on February 28, 2023.
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
Issuances of TLAC Eligible Senior Debt
During the fiscal year ended March 31, 2023, we obtained $16.3 billion, or ¥2,171.9 billion, ¥624.5 billion, and €3.1 billion, or ¥444.5 billion, aggregate principal amount of external TLAC eligible senior debt financing in the form of securities and borrowings. In April 2023, we issued $2.5 billion, or ¥333.7 billion, aggregate principal amount of external TLAC eligible senior debt in the form of securities. In June 2023, we obtained ¥255.0 billion, and €0.5 billion, or ¥75.1 billion, aggregate principal amount of external TLAC eligible senior debt financing in the form of securities and borrowings.
As of March 31, 2023, our external TLAC ratios were 20.22% on a risk-weighted assets basis and 9.47% on a leverage exposure basis. We are required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis as of the same date. See “—B. Liquidity and Capital Resources—Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”

Issuances of Basel III-Compliant Domestic Subordinated Debt
During the fiscal year ended March 31, 2023, we obtained ¥100.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt financing in the form of securities and borrowings in Japan. In June 2023, we issued ¥330.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt in the form of securities in Japan. These securities and borrowings are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator.
During the fiscal year ended March 31, 2023, we obtained ¥476.0 billion aggregate principal amount of subordinated term Tier 2 debt financing in the form of securities and borrowings in Japan. We can be exempted from the obligation to pay principal of and interest on these securities and borrowings upon reaching the point of non-viability (PONV). According to the FSA’s approach, PONV will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan (“DIA”), confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
Sale of MUFG Union Bank and Investment in Shares of U.S. Bancorp
On December 1, 2022, MUFG and MUFG Bank completed the sale of all shares of MUFG Union Bank (“MUB”), MUFG’s subsidiary owned through MUFG Americas Holdings (“MUAH”), to U.S. Bancorp (“USB”) (the “Share Transfer”) pursuant to a Share Purchase Agreement, dated as of September 21, 2021, by and among MUFG, MUAH and USB (as amended, supplemented and modified from time to time, the “Share Purchase Agreement”). The MUB businesses that were transferred to USB excluded the Global Corporate & Investment Banking (GCIB) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that were retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities that were part of shared middle and back office functions. Such businesses, and the customer assets and liabilities related to these businesses (including related transactions with such customers) were transferred to MUFG Bank and MUAH prior to the Share Transfer. In addition, the corporate credit card business for GCIB business customers and certain Japanese customers was transferred from MUB to MUFG Bank in April 2023.
As consideration for the Share Transfer, MUFG Bank and MUAH received from USB ¥754.0 billion in cash and 44,374,155 shares of USB common stock (representing approximately 3% of USB’s outstanding shares) on the closing date, and will receive from USB an additional ¥464.5 billion in cash within five years of the closing date. Before the closing of the Share Transfer, MUB declared and paid a special dividend of approximately ¥636.8 billion to MUAH.
MUFG recorded a pretax gain on sale of MUB of ¥557,954 million, which was included in Gain on sale of MUB in the consolidated statements of operations for the fiscal year ended March 31, 2023.
The MUB businesses that were transferred to USB recorded pretax losses of ¥11.4 billion for the fiscal year ended March 31, 2022 and ¥506.3 billion for the fiscal years ended March 31, 2023, mainly attributable to loss on valuation adjustment for loans held for sale of ¥282.5 billion and impairment of investment securities losses of ¥359.6 billion.
For further information on the impact of the transaction on our financial statements as of and for the fiscal year ended March 31, 2023, see Note 2 to our consolidated financial statements. See also “—A. Operating Results—Results of Operations—Non-Interest Income” and “—A. Operating Results—Results of Operations—Non-Interest Expense.”
MUFG to Acquire HC Consumer Finance Philippines, Inc & PT Home Credit Indonesia
In November 2022, MUFG agreed to acquire 100.0% of the shares of HC Consumer Finance Philippines, Inc. (“HC Philippines”) and 85.0% of shares of PT Home Credit Indonesia (“HC Indonesia”), both of which are subsidiaries of Home Credit B.V. (“HC”), for estimated maximum total consideration of €596 million, or ¥87 billion, through its subsidiaries, MUFG Bank, Krungsri and PT. Adira Dinamika Multi Finance (“ADMF”). The acquisition is expected to be completed within calendar year 2023, subject to receipt of approvals from the relevant regulatory authorities. Following the completion of the acquisition, Krungsri will hold 75% of the shares of HC Philippines and 75% of the shares of HC Indonesia, MUFG Bank will hold 25% of the shares of HC Philippines, and ADMF will hold 10% of shares of HC Indonesia.
Headquartered in the Netherlands, HC is a consumer finance company engaged primarily in the point-of-sale loan business. Each of HC Philippines and HC Indonesia is a leading point-of-sale lender in its respective market. With our equity method affiliate Security Bank Corporation in the Philippines and our consolidated subsidiary Bank Danamon in Indonesia, we plan to continue to reinforce and expand our retail business in both countries through these acquisitions.
MUFG to Acquire PT Mandala Multifinance Tbk

In June 2023, MUFG Bank and its consolidated subsidiary PT Adira Dinamika Multi Finance Tbk (“ADMF”, a finance company in Indonesia) agreed with PT Jayamandiri Gemasejati and certain other shareholders on the acquisition of 81% of the shares in PT Mandala Multifinance Tbk (“MFIN”), at a cost of approximately IDR7,042 billion, or ¥66billion. The acquisition is expected to be completed by early calendar year 2024, subject to the receipt of approvals from the relevant regulatory authorities. The completion of this acquisition will result in MUFG Bank becoming the largest shareholder in MFIN by directly holding 71% of shares, while ADMF would be directly holding 10% of the shares of MFIN.
MFIN is an Indonesian company which mainly provides auto loans for new motorbikes and multi-purpose loans secured by motorbikes in the domestic market, with strong presence especially in eastern Indonesia. MUFG Bank and ADMF intend to leverage MFIN’s strengths, in both products and geography, to further reinforce and expand our auto loan business in Indonesia.

A.Operating Results
The following discussion relates to our operating results for the fiscal years ended March 31, 2023 compared to our operating results for the fiscal year ended March 31, 2022, unless otherwise noted. For the discussion on our operating results for the fiscal year ended March 31, 2021, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2021 and 2022, please refer to “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results” in our annual report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on July 8, 2022.
Results of Operations

	Fiscal years ended March 31,
	2022	2023	% Change
	(in billions, except percentages)
Interest income	¥2,531.0	¥4,611.4	82.2%
Interest expense	560.4	2,222.0	296.5
Net interest income	1,970.6	2,389.4	21.3
Provision for credit losses	278.0	8.1	(97.1)
Non-interest income	1,394.8	1,695.4	21.6
Non-interest expense	3,146.1	3,420.0	8.7
Income (loss) before income tax expense (benefit)	(58.7)	656.7	N/M
Income tax expense (benefit)	(14.5)	26.4	N/M
Net income (loss) before attribution of noncontrolling interests	¥(44.2)	¥630.3	N/M
Net income attributable to noncontrolling interests	39.1	30.4	(22.2)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(83.3)	¥599.9	N/M
We recorded net income attributable to Mitsubishi UFJ Financial Group of ¥599.9 billion primarily due to an increase in net interest income mainly as a result of an increase in foreign interest income and the gain on sale of MUFG Union Bank as well as a decrease in provision for credit losses.
Net interest income increased 21.3% mainly due to an increase in foreign interest income, particularly on foreign loans, reflecting the higher average interest rate on the larger average asset balance. Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 0.11 percentage points to 0.83%.
Provision for credit losses decreased 97.1% mainly due to changes in our assessment of the impact of the COVID-19 pandemic on our loan portfolio and the qualitative reserve which, for the previous fiscal year, reflected our assessment of the rapidly changing Russia-Ukraine situation.
Non-interest income increased 21.6% primarily due to the gain on sale of MUFG Union Bank and financing-related fees in foreign branches of MUFG Bank, while non-interest expense increased 8.7% due to loss on valuation adjustment for loans held for sale held by MUFG Union Bank and an increase in salaries and employee benefits.

Net Interest Income

	Fiscal years ended March 31,
	2022			2023			% Change		Change
	Average balance(1)	Interest income (expense)	Average rate	Average balance(1)	Interest income (expense)	Average rate	Average balance(1)	Interest income (expense)	Average rate 2023 minus 2022 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥175,474.0	¥825.6	0.47%	¥175,859.2	¥997.1	0.57%	0.2%	20.8%	0.10
Foreign	100,705.1	1,705.4	1.69	115,159.2	3,614.3	3.14	14.4	111.9	1.45
Total	¥276,179.1	¥2,531.0	0.92%	¥291,018.4	¥4,611.4	1.58%	5.4%	82.2%	0.66
Financed by:
Interest-bearing liabilities:
Domestic	¥211,839.0	¥(277.1)	0.13%	¥218,582.7	¥(772.2)	0.35%	3.2%	178.7%	0.22
Foreign	67,920.5	(283.3)	0.42	76,295.0	(1,449.8)	1.90	12.3	N/M	1.48
Total	279,759.5	(560.4)	0.20	294,877.7	(2,222.0)	0.75	5.4	296.5	0.55
Non-interest-bearing liabilities (assets)	(3,580.4)		—	(3,859.3)		—	7.8		—
Total	¥276,179.1		0.20%	¥291,018.4		0.76%	5.4%		0.56
Net interest income and interest rate spread		¥1,970.6	0.72%		¥2,389.4	0.83%		21.3%	0.11
Net interest income as a percentage of total interest-earning assets			0.71%			0.82%			0.11
Effect of Volume and Rate Changes on Net Interest Income

	Fiscal Year Ended March 31, 2022 versus Fiscal Year Ended March 31, 2023
	Increase (decrease) due to changes in
	Volume(2)	Rate(2)	Net change
	(in millions)
Domestic	¥250	¥(323,933)	¥(323,683)
Foreign	306,410	436,106	742,516
Total	¥306,660	¥112,173	¥418,833

Notes:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.
(2)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
Net interest income increased 21.3% primarily due to a significant increase in net foreign interest income, particularly on foreign loans. Foreign interest income increased due to the higher average rate in overseas branches and subsidiaries of our commercial banking subsidiaries. The average interest rate on foreign interest-earning assets increased to 3.14% from 1.69%, while the average interest rate on interest-bearing liabilities increased to 1.90% from 0.42%, resulting in a decrease in the average foreign interest rate spread to 1.24% for the fiscal year ended March 31, 2023 from 1.27% for the previous fiscal year. However, the impact of the interest rate increase on foreign interest income was larger than the impact of the interest rate increase on foreign interest expense because the average balance of foreign interest-earning assets was approximately 1.5 times the average balance of foreign interest-bearing liabilities. Domestic interest expense increased 178.7% due to an increase in the average interest rate on domestic interest-bearing liabilities and increases in the average balances of payables under repurchase agreements and long-term debt. Domestic interest income increased 20.8% due to the higher average interest rate on domestic interest-bearing assets. Our average domestic interest rate spread decreased to 0.22% for the fiscal year ended March 31, 2023 from 0.34% for the previous fiscal year. As a result, net domestic interest income significantly decreased.

Provision for credit losses
We recorded ¥8.1 billion of provision for credit losses for the fiscal year ended March 31, 2023, compared to ¥278.0 billion of provision for credit losses for the previous fiscal year. Provision for credit losses decreased ¥269.9 billion mainly due to a decrease in provision for credit losses for the Commercial segment, primarily reflecting improvements in the business performance of some large domestic borrowers and a decrease in qualitative reserve recorded for the Russia-Ukraine situation.
Non-Interest Income

	Fiscal years ended March 31,
	2022	2023	% Change
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥51.0	¥49.8	(2.4)%
Fees and commissions on remittances and transfers	157.2	147.6	(6.1)
Fees and commissions on foreign trading business	56.3	69.0	22.5
Fees and commissions on credit card business	207.1	230.4	11.3
Fees and commissions on security-related services	264.5	224.9	(15.0)
Fees and commissions on administration and management services for investment funds	286.6	282.3	(1.5)
Trust fees	133.3	131.0	(1.7)
Guarantee fees	45.9	48.0	4.7
Insurance commissions	42.4	49.4	16.7
Fees and commissions on real estate business	65.6	68.4	4.3
Other fees and commissions	349.0	400.8	14.9
Total	1,658.9	1,701.6	2.6
Foreign exchange gains—net	106.9	25.2	(76.4)
Trading account losses—net:
Net profits (losses) on interest rate and other derivative contracts	(102.1)	238.2	N/M
Net losses on trading account securities, excluding derivatives	(722.3)	(1,030.3)	(42.6)
Total	(824.4)	(792.1)	3.9
Investment securities losses—net:
Net gains (losses) on sales of available-for-sale debt securities	48.8	(62.4)	N/M
Impairment losses on available-for-sale debt securities	(47.3)	(359.3)	N/M
Net gains (losses) from marketable equity securities	(131.7)	89.0	N/M
Other	11.2	78.5	N/M
Total	(119.0)	(254.2)	(113.5)
Equity in earnings of equity method investees—net	436.6	398.1	(8.8)
Gains (losses) on sales of loans including valuation adjustment for loans held for sale	16.6	(34.0)	N/M
Gain on sale of MUFG Union Bank	—	558.0	N/M
Other non-interest income	119.2	92.8	(22.1)
Total non-interest income	¥1,394.8	¥1,695.4	21.6%
Non-interest income increased 21.6% mainly due to the gain on the sale of MUFG Union Bank, partially offset by an increase in net investment securities losses.

Fees and commissions income
Fees and commissions income increased 2.6% primarily due to an increase in financing-related fees in foreign branches of MUFG Bank, which are included in Other fees and commissions, and an increase in fees and commissions on foreign trading business reflecting larger volumes of money transfers and foreign exchange trading activities. These increases were partially offset by a decrease in fees and commissions security-related services due to decreases in commissions on underwriting, secondary distribution of, and offering to sell to and solicitation of offers to buy from professional investors, securities in our securities and banking subsidiaries.
Net foreign exchange gains (losses)

	Fiscal years ended March 31,
	2022	2023	% Change
	(in billions, except percentages)
Foreign exchange gains—net:
Net foreign exchange gains (losses) on derivative contracts	¥(44.7)	¥57.9	N/M
Net foreign exchange losses on other than derivative contracts	(1,601.4)	(1,401.8)	12.5
Net foreign exchange gains related to the fair value option	1,753.0	1,369.1	(21.9)
Total	¥106.9	¥25.2	(76.4)%
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
Net foreign exchange gains for the fiscal year ended March 31, 2023 mainly reflected net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds as the Japanese yen depreciated against the U.S. dollar from ¥122.39 to the U.S. dollar as of March 31, 2022 to ¥133.53 to the U.S. dollar as of March 31, 2023, which represented a slightly smaller exchange rate fluctuation compared to the previous fiscal year when the Japanese yen depreciated against the U.S. dollar from ¥110.71 to the U.S. dollar as of March 31, 2021 to ¥122.39 to the U.S. dollar as of March 31, 2022. The gains on such securities for the fiscal year ended March 31, 2023 were offset by net foreign exchange losses on other than derivative contracts reflecting the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of assets and liabilities of our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2022 and March 31, 2023.

Net trading account profits (losses)

	Fiscal years ended March 31,
	2022	2023	% Change
	(in billions, except percentages)
Trading account losses—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥50.9	¥262.8	N/M
Equity contracts	(98.1)	(12.7)	87.1
Credit derivatives	(33.8)	(19.9)	41.1
Other	(21.1)	8.0	N/M
Total	¥(102.1)	¥238.2	N/M
Net losses on trading account securities, excluding derivatives
Trading account securities	¥262.3	¥150.0	(42.8)%
Trading account securities under the fair value option	(984.6)	(1,180.3)	(19.9)
Total	¥(722.3)	¥(1,030.3)	(42.6)%
Total	¥(824.4)	¥(792.1)	3.9%

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
Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account losses for the fiscal year ended March 31, 2023.
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
Net trading account losses for the fiscal year ended March 31, 2023 mainly reflected net losses on trading account securities under the fair value option. During the fiscal year ended March 31, 2023, long-term U.S. interest rates gradually increased, and the fair value of trading account securities under the fair value option decreased at the end of March 2023. Net losses on credit derivatives resulted from losses on such derivatives for hedging purposes at our commercial banking subsidiaries. These losses were partially offset by net profits on interest rate contracts which reflected interest rate swap gains in our trust banking subsidiary.
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
Net investment securities losses for the fiscal year ended March 31, 2023 were ¥254.2 billion, compared to net losses of ¥119.0 billion for the fiscal year ended March 31, 2022. This was mainly due to larger impairment losses on the available-for-sale debt securities held for sale related to the transferred business of MUFG Union Bank. These losses were partially offset by net gains from marketable equity securities which reflected slightly higher stock prices in Japan as of March 31, 2023 compared to the end of the previous fiscal year, with an upward trend towards the end of March 2023.
Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the fiscal year ended March 31, 2023 was ¥398.1 billion, compared to ¥436.6 billion for the previous fiscal year, reflecting lower earnings of our equity method investees, including Morgan Stanley.
Gain on sale of MUFG Union Bank
We recorded a pre-tax gain on the sale of MUFG Union Bank in the amount of ¥558.0 billion for the fiscal year ended March 31, 2023. For further information on the transaction, see Note 2 to our consolidated financial statements.

Non-Interest Expense

	Fiscal years ended March 31,
	2022	2023	% Change
	(in billions, except percentages)
Salaries and employee benefits	¥1,277.4	¥1,343.6	5.2%
Occupancy expenses—net	165.3	162.2	(1.9)
Fees and commissions expenses	310.9	340.1	9.4
Outsourcing expenses, including data processing	318.0	351.3	10.5
Depreciation of premises and equipment	82.7	73.8	(10.7)
Amortization of intangible assets	261.0	274.4	5.1
Impairment of intangible assets	33.3	5.2	(84.5)
Insurance premiums, including deposit insurance	95.6	74.3	(22.2)
Communications	57.4	58.4	1.8
Taxes and public charges	99.7	100.3	0.6
Impairment of goodwill	—	33.6	N/M
Provision for (reversal of) off-balance sheet credit instruments	46.3	20.7	55.2
Impairment (reversal of impairment) of assets held for sale	134.1	(134.1)	N/M
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank	3.2	282.5	N/M
Other non-interest expenses	261.2	433.7	65.9
Total non-interest expense	¥3,146.1	¥3,420.0	8.7%
Non-interest expense increased 8.7% mainly due to loss on valuation adjustment for loans held for sale related to the sale of MUFG Union Bank and increases in salaries and employee benefits, as well as impairment of goodwill relating to First Sentier Investors, partially offset by reversal of impairment of assets held for sale related to the sale of MUFG Union Bank.

Loss on valuation adjustment for loans held for sale held by MUFG Union Bank
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank of ¥282.5 billion was recorded for the fiscal year ended March 31, 2023 due to the valuation losses on the loans held for sale related to the transferred business of MUFG Union Bank. These valuation losses were reflected in the carrying value of net assets transferred. Since these valuation losses had no impact on the consideration for the sale of shares of MUFG Union Bank, to the extent of the decrease in the carrying amount of the loans held for sale resulting from these valuation losses, the gains on the sale of shares of MUFG Union Bank increased. For more information on business developments and fair value valuation, see Notes 2 and 31 to our consolidated financial statements.

Salaries and employee benefits
Salaries and employee benefits increased ¥66.2 billion mainly due to the foreign exchange translation impact of the depreciation of the Japanese yen against other major currencies and an increase in employee retention costs abroad in the tighter labor market especially in North America.

Impairment (reversal of impairment) of assets held for sale

Reversal of impairment of assets held for sale of ¥134.1 billion was recorded for the fiscal year ended March 31, 2023. During the second half of the fiscal year ended March 31, 2022, ¥134.1 billion of impairment of assets held for sale was recognized through the application of the lower of cost or market method to the disposal group related to the sale of MUFG Union Bank. However, as of March 31, 2023, the fair value less cost to sell exceeded the carrying value and the reversal was recognized. For more information, see Notes 2 and 31 to our consolidated financial statements.
Impairment of goodwill
Impairment of goodwill of ¥33.6 billion was recorded relating to the First Sentier Investors reporting unit within the Asset Management & Investor Services Business Group segment for the fiscal year ended March 31, 2023 since the cash flow forecast for the reporting unit was revised downwards due to a decrease in the balance of assets under management, which reflected a decline in equity markets. See Note 6 to our consolidated financial statements.
Given the three-month difference between our consolidated reporting period and the reporting period of some of our subsidiaries, including First Sentier Investors, our fair value assessment with respect to such subsidiaries after December 31 of each year is reflected in our consolidated financial statements for a period ending after March 31 of each year. See Note 1 to our consolidated financial statements.
Income Tax Expense (Benefit)

	Fiscal years ended March 31,
	2022	2023	% Change
	(in billions, except percentages)
Income (loss) before income tax expense (benefit)	¥(58.7)	¥656.7	N/M
Income tax expense (benefit)	(14.5)	26.4	N/M
Effective income tax rate	24.7%	4.0%	—
Combined normal effective statutory tax rate	30.6%	30.6%	—

Reconciliation of Combined Normal Effective Statutory Tax Rate to Effective Income Tax Rate

	Fiscal years ended March 31,
	2022	2023	Net Change (percentage points)
Combined normal effective statutory tax rate	30.6%	30.6%	—
Increase (decrease) in taxes resulting from:
Nondeductible expenses	(12.0)	0.8	12.8
Impairment of goodwill	—	1.5	1.5
Foreign tax credit and payments	28.7	(4.7)	(33.4)
Lower tax rates applicable to income of subsidiaries	30.8	(5.3)	(36.1)
Change in valuation allowance	(90.1)	(10.5)	79.6
Taxation for gain on sale of shares in subsidiary(1)	—	3.4	3.4
Nontaxable dividends received	85.1	(14.8)	(99.9)
Undistributed earnings of subsidiaries	(25.6)	(0.3)	25.3
Tax and interest expense for uncertainty in income taxes	(10.8)	—	10.8
Noncontrolling interest income	(0.7)	0.3	1.0
Effect of changes in tax laws	(2.4)	0.6	3.0
Expiration of loss carryforward	(7.0)	0.1	7.1
Other—net	(1.9)	2.3	4.2
Effective income tax rate	24.7%	4.0%	(20.7)

Note:
(1)In March 2023, MUAH repurchased a portion of the shares in MUAH held by MUFG and MUFG Bank. The transaction resulted in the realization of a difference between the book value of the shares in MUAH for accounting and tax purposes, resulting in a ¥22,250 million increase in income tax expense and a 3.4 percentage points increase in the effective tax rate for the fiscal year ended March 31, 2023.
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for each of the fiscal years ended March 31, 2022 and 2023. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
Prior to the fiscal year ended March 31, 2023, the MUFG Group filed tax returns on a consolidated basis for corporate income taxes within Japan, and from the beginning of fiscal year ended March 31, 2023, the MUFG Group applied the Group Tax Sharing System, where the calculation of taxable income or loss is still made based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries, but the tax payments are made by each of these companies.
Fiscal Year Ended March 31, 2023
The effective income tax rate for the fiscal year ended March 31, 2023 was 4.0%, which was 26.6 percentage points lower than the combined normal effective statutory rate of 30.6%.
This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which resulted in a decrease of ¥97.2 billion in income tax expense and a decrease of 14.8 percentage points in the effective income tax rate for the fiscal year ended March 31, 2023. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.
Another factor contributing to the lower effective income tax rate was a reduction in valuation allowance against deferred tax assets for certain subsidiaries, which resulted in a decrease of ¥68.7 billion in income tax expense and a decrease of 10.5 percentage points in the effective income tax rate for the fiscal year ended March 31, 2023. The decrease in valuation allowance included a release of valuation allowance related to the loss which was previously expected on the sale of all of the shares in MUFG Union Bank to U.S. Bancorp.
Fiscal Year Ended March 31, 2022
The effective income tax rate for the fiscal year ended March 31, 2022 was 24.7%, which was 5.9 percentage points lower than the combined normal effective statutory rate of 30.6%. This lower effective income tax rate primarily reflected an addition of ¥47.4 billion of valuation allowance against deferred tax assets for certain subsidiaries, which resulted in an increase of ¥52.9 billion in income tax expense and a decrease of 90.1 percentage points in the effective income tax rate for the fiscal year ended March 31, 2022. The increase in valuation allowance includes recognition of valuation allowance related to the loss which is expected on the sale of the shares in MUFG Union Bank to U.S. Bancorp. This impact was partially offset by an increase of 85.1 percentage points in the effective income tax rate resulting from our receipt of nontaxable dividends, which resulted in a decrease of ¥50.0 billion in income tax expense for the fiscal year ended March 31, 2022. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.

Net income attributable to noncontrolling interests
We recorded ¥30.4 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2023, compared to ¥39.1 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected a decrease in net income of certain consolidated VIEs.

Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income (loss) before income tax expense (benefit) shown on the consolidated statements of operations, see Note 29 to our consolidated financial statements. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, we have allocated fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit of such subsidiaries as of March 31, 2022. Accordingly, such fixed assets allocated to business groups are presented below.
In addition, we made modifications to our internal management accounting rules and practices, effective April 1, 2022, including reallocation of au Kabucom Securities Co., Ltd., an internet securities subsidiary, to the Digital Service Business Group from the Retail & Commercial Banking Business Group as well as updates to internal booking rules relating to certain net fees and other net revenue in the customer business groups and corresponding adjustments in Other.
These changes had the following impact on our previously reported business segment information for the fiscal years ended March 31, 2021 and 2022:
•increasing the operating profits of the Digital Service Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥8.2 billion, ¥5.7 billion, ¥4.9 billion and ¥0.8 billion, respectively, for the fiscal year ended March 31, 2021,
•reducing the operating profits of the Retail & Commercial Banking Business Group, Other, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥9.1 billion, ¥7.4 billion, ¥2.9 billion and ¥0.2 billion, respectively, for the fiscal year ended March 31, 2021,
•increasing the operating profits of the Digital Service Business Group, the Global Corporate & Investment Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥10.3 billion, ¥6.5 billion, ¥0.9 billion and ¥0.3 billion, respectively, for the fiscal year ended March 31, 2022, and
•reducing the operating profits of the Retail & Commercial Banking Business Group, Other, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥11.0 billion, ¥3.9 billion, ¥3.0 billion and ¥0.1 billion, respectively, for the fiscal year ended March 31, 2022.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2021, 2022 and 2023.
For further information, see Note 29 to our consolidated financial statements.

	Customer Business
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Fiscal year ended March 31, 2021
Net revenue	¥744.7	¥550.3	¥565.7	¥778.7	¥293.4	¥438.7	¥3,371.5	¥640.3	¥(7.2)	¥4,004.6
BK and TB(1):	255.5	373.2	453.5	1.0	99.4	274.7	1,457.3	386.3	34.2	1,877.8
Net interest income	223.4	165.9	187.4	3.3	5.5	138.2	723.7	166.9	80.8	971.4
Net fees	29.2	188.9	218.6	—	93.9	136.9	667.5	(2.4)	(58.8)	606.3
Other	2.9	18.4	47.5	(2.3)	—	(0.4)	66.1	221.8	12.2	300.1
Other than BK and TB	489.2	177.1	112.2	777.7	194.0	164.0	1,914.2	254.0	(41.4)	2,126.8
Operating expenses	565.0	492.2	319.9	501.7	213.0	272.2	2,364.0	243.1	150.5	2,757.6
Operating profit (loss)	¥179.7	¥58.1	¥245.8	¥277.0	¥80.4	¥166.5	¥1,007.5	¥397.2	¥(157.7)	¥1,247.0
Fiscal year ended March 31, 2022
Net revenue	¥741.6	¥584.6	¥623.2	¥771.7	¥348.9	¥540.1	¥3,610.1	¥427.0	¥11.3	¥4,048.4
BK and TB(1):	257.2	390.3	496.8	1.9	106.3	362.2	1,614.7	203.4	53.2	1,871.3
Net interest income	219.3	166.8	231.6	1.9	9.3	172.2	801.1	231.5	120.0	1,152.6
Net fees	36.0	201.7	212.7	—	97.0	173.8	721.2	(8.7)	(55.9)	656.6
Other	1.9	21.8	52.5	—	—	16.2	92.4	(19.4)	(10.9)	62.1
Other than BK and TB	484.4	194.3	126.4	769.8	242.6	177.9	1,995.4	223.6	(41.9)	2,177.1
Operating expenses	558.9	490.9	320.9	528.0	241.4	295.3	2,435.4	253.0	127.6	2,816.0
Operating profit (loss)	¥182.7	¥93.7	¥302.3	¥243.7	¥107.5	¥244.8	¥1,174.7	¥174.0	¥(116.3)	¥1,232.4
Fixed assets(2)	¥140.6	¥191.7	¥155.8	¥1.0	¥13.3	¥133.0	¥635.4	¥108.4	¥550.3	¥1,294.1
Fiscal year ended March 31, 2023
Net revenue	¥747.6	¥614.1	¥805.7	¥870.6	¥360.8	¥712.9	¥4,111.7	¥408.9	¥(4.8)	¥4,515.8
BK and TB(1):	251.4	429.6	647.4	35.1	105.4	531.9	2,000.8	130.6	19.2	2,150.6
Net interest income	215.4	196.5	355.0	35.7	9.4	260.3	1,072.3	710.4	71.9	1,854.6
Net fees	32.9	200.5	230.6	—	96.0	243.1	803.1	(16.6)	(50.0)	736.5
Other	3.1	32.6	61.8	(0.6)	—	28.5	125.4	(563.2)	(2.7)	(440.5)
Other than BK and TB	496.2	184.5	158.3	835.5	255.4	181.0	2,110.9	278.3	(24.0)	2,365.2
Operating expenses	533.2	456.8	331.1	580.3	255.7	336.9	2,494.0	271.8	172.4	2,938.2
Operating profit (loss)	¥214.4	¥157.3	¥474.6	¥290.3	¥105.1	¥376.0	¥1,617.7	¥137.1	¥(177.2)	¥1,577.6
Fixed assets(2)	¥156.9	¥201.9	¥161.2	¥1.1	¥18.8	¥171.2	¥711.2	¥110.6	¥546.3	¥1,368.1
Increase in fixed assets(3)	¥37.0	¥41.9	¥37.1	¥0.6	¥11.6	¥23.4	¥151.5	¥23.2	¥34.2	¥208.9
Depreciation(3)	¥10.6	¥21.1	¥36.6	¥0.2	¥6.0	¥35.2	¥109.8	¥28.3	¥19.5	¥157.6

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and it corresponds to the U.S. GAAP amounts of premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,286.1 billion as of March 31, 2022 and ¥1,210.2 billion as of March 31, 2023, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(3)These amounts are related to the fixed assets of BK and TB included in the table above.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

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
Net revenue increased slightly due to increases in consumer finance and foreign exchange revenue. The decrease in operating expenses was primarily due to the progress on our sales channel reforms and lower deposit insurance premium rates. The increase in operating profit mainly reflected the decrease in operating expenses.
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
Net revenue increased mainly due to higher interest income from lending and deposit-taking operations reflecting an improvement in interest margins partly due to a rise in U.S. interest rates as well as increases in fees on foreign exchange and foreign exchange derivatives transactions due to a transaction volume increase. Operating expenses decreased due to lower deposit insurance premium rates, a decrease in depreciation cost following asset impairment charges being recorded in the previous fiscal year, and measures implemented to optimize staff utilization and restructure sales channels.
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
Net revenue increased mainly due to an increase in loan interest income reflecting improved interest margins partly due to a rise in U.S. interest rates as well as an increase in foreign exchange transactions seeking profits from market fluctuations. The increase in operating expenses was mainly due to increased system expenses in our banking subsidiary and an increase in performance-linked expenses in our securities subsidiary.
Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of Krungsri and PT Bank Danamon Indonesia, Tbk. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region. Its revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized corporate customers of Krungsri and Bank Danamon.
Net revenue increased mainly due to higher net interest income reflecting the escalation of policy interest rate increases in the United States and Thailand. The increase in operating expenses was mainly due to increases in performance-linked expenses and IT-related cost in Krungsri and personnel cost in Bank Danamon.
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
Net revenue increased primarily due to an increase in income from bundled services provided to global investors and an increase in income from funds under administration reflecting higher U.S. interest rates. The increase in operating expenses primarily resulted from the foreign exchange translation impact of the depreciation of the Japanese yen against other major currencies on overseas expenses denominated in such other currencies as well as office relocation cost in our banking subsidiary.
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
Net revenue increased mainly due to higher interest income from loans reflecting a rise in U.S. interest rates as well as increases in flow transactions and cross-selling transactions under fluctuating market conditions. The increase in operating expenses was mainly due to employee retention costs abroad increasing in the tighter labor market especially in North America, particularly with the foreign exchange translation impact of the depreciation of the Japanese yen on such costs.
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
Net revenue decreased mainly due to net losses on debt securities primarily associated with our foreign bond portfolio re-balancing operations in the treasury business in the rising interest rate environment, partially offset by an improvement in the customer business due to an increase in flow transactions seeking profits from market fluctuations. The increase in operating expenses mainly reflected the impact of foreign exchange translation and inflation on overseas expenses.

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
Retail & Commercial Banking Business Group
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
Japanese Corporate & Investment Banking Business Group
Net revenue increased mainly due to an increase in loan interest income reflecting an improvement in our lending spread as well as an increase in income from primary market securities transactions, while the solutions business was stagnant. The increase in operating expenses was mainly due to the impact of foreign exchange translation on overseas expenses.
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

	Fiscal years ended March 31,
	2022	2023	% Change
	(in billions, except percentages)
Total revenue (interest income and non-interest income):
Domestic	¥2,160.5	¥2,618.0	21.2%
Foreign:
United States of America	500.6	1,527.8	205.2
Europe	67.7	173.0	155.6
Asia/Oceania excluding Japan	975.3	1,479.6	51.7
Other areas(1)	221.6	508.4	129.5
Total foreign	1,765.2	3,688.8	109.0
Total	¥3,925.7	¥6,306.8	60.7%
Income (loss) before income tax expense (benefit):
Domestic	¥(38.1)	¥543.6	N/M
Foreign:
United States of America	(166.0)	(93.7)	43.5
Europe	(244.0)	(197.1)	19.2
Asia/Oceania excluding Japan	249.3	196.8	(21.1)
Other areas(1)	140.1	207.1	47.9
Total foreign	(20.6)	113.1	N/M
Total	¥(58.7)	¥656.7	N/M
Net income (loss) attributable to Mitsubishi UFJ Financial Group:
Domestic	¥(7.4)	¥616.2	N/M
Foreign:
United States of America	(498.2)	113.0	N/M
Europe	(344.0)	(246.1)	28.5
Asia/Oceania excluding Japan	506.6	9.1	(98.2)
Other areas(1)	259.7	107.7	(58.5)
Total foreign	(75.9)	(16.3)	78.5
Total	¥(83.3)	¥599.9	N/M

Note:
(1)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
Domestic net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2023 was ¥616.2 billion compared to net loss of ¥7.4 billion for the fiscal year ended March 31, 2022. This improvement was primarily due to a decrease in provision for credit losses for the fiscal year ended March 31, 2023.
Foreign net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2023 was ¥16.3 billion compared to net loss of ¥75.9 billion for the fiscal year ended March 31, 2022. This improvement was mainly due to the gain on the sale of MUFG Union Bank. However, net income for Asia/Oceania excluding Japan decreased mainly due to an increase in income tax expense for the fiscal year ended March 31, 2023. Net loss was recorded for Europe for each of the fiscal years ended March 31, 2022 and 2023 primarily because of net trading account losses, primarily reflecting net losses on trading account securities under the fair value option.
Effect of Change in Exchange Rates on Foreign Currency Translation
The average exchange rate for the fiscal year ended March 31, 2023 was ¥135.47 per US$1.00, compared to the prior fiscal year's average exchange rate of ¥112.38 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2022 was ¥131.43 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2021 of ¥109.80 per US$1.00.
The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by ¥609.7 billion, net interest income by ¥336.0 billion and income before income taxes by ¥133.6 billion, respectively, for the fiscal year ended March 31, 2023.
B.Liquidity and Capital Resources
Financial Condition
Our total assets and total liabilities as of March 31, 2023 were ¥381,735.7 billion and ¥365,269.6 billion, respectively, compared to ¥367,650.0 billion and ¥351,353.5 billion, respectively, as of March 31, 2022.
The assets and liabilities related to the business of MUFG Union Bank that were expected to be transferred to U.S. Bancorp were reclassified as assets held for sale and liabilities held for sale and were included in Other assets and Other liabilities, respectively, as of March 31, 2022, and such assets and liabilities were transferred to U.S. Bancorp on December 1, 2022. The business of MUFG Union Bank that was transferred to U.S. Bancorp included ¥2,251.3 billion of interest-earning deposits in other banks, ¥3,123.3 billion of investment securities, ¥7,567.7 billion of loans and ¥11,789.9 billion of deposits as of December 1, 2022. See Notes 2 to our consolidated financial statements.
For information on our off-balance sheet arrangements, see Note 24 to our consolidated financial statements, and for information on our contractual obligations, see Notes 10 and 12 to our consolidated financial statements.
Total Assets
Our total assets as of March 31, 2023 were ¥381,735.7 billion, an increase of ¥14,085.7 billion from ¥367,650.0 billion as of March 31, 2022. The increase in total foreign assets was ¥11,183.7 billion, mainly due to a ¥5,119.0 billion increase in the United States, a ¥2,355.9 billion increase in Europe and a ¥2,542.8 billion increase in Asia/Oceania excluding Japan. These increases primarily reflected an increase in investment securities in the United States as well as increases in loan assets in Europe and Asia/Oceania excluding Japan.

	As of March 31,
	2022	2023	% Change
	(in billions, except percentages)
Japan	¥246,637.1	¥249,539.1	1.2%
Foreign(1):
United States	54,576.6	59,695.6	9.4
Europe	22,319.4	24,675.3	10.6
Asia/Oceania excluding Japan	31,909.3	34,452.1	8.0
Other areas(2)	12,207.6	13,373.6	9.6
Total foreign	121,012.9	132,196.6	9.2
Total	¥367,650.0	¥381,735.7	3.8%

Notes:
(1)Foreign assets are denominated primarily in the U.S. dollar. Geographic regions are based principally on the domicile of the obligors.
(2)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses by class. We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, Krungsri, and Other based on the grouping to determine the allowance for credit losses. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk. The Domestic Commercial segment includes commercial loans to borrowers in Japan, and the Foreign Commercial segment includes commercial loans other than those included in the Domestic Commercial, Krungsri and Other segments. The Residential segment includes housing loans to borrowers in Japan, and the Card segment includes consumer loans to borrowers in Japan. The Krungsri segment includes loans held by Krungsri and its subsidiaries. The Other segment mainly consists of Bank Danamon. In addition, as a result of the sale of MUFG Union Bank and an internal reorganization within the MUFG Group, which involved the transfer of assets, including loans of ¥2,614.5 billion, from the MUFG Americas Holdings segment to the Foreign Commercial segment on November 14, 2022, the importance of the remaining MUFG Americas Holdings segment as a segment declined. Accordingly, the remaining MUFG Americas Holdings segment is included in the Other segment in the following discussion of our loan portfolio as of and for the fiscal year ended March 31, 2023. These changes have not been retroactively applied to the information on our loan portfolio as of the end of and for prior fiscal years.

	As of March 31,
	2022	2023	% Change
	(in billions, except percentages)
Commercial
Domestic	¥54,044.7	¥55,626.1	2.9%
Foreign	34,980.2	42,189.7	20.6
Residential	13,301.5	12,874.9	(3.2)
Card	464.3	472.8	1.8
MUFG Americas Holdings	2,813.0	—	(100.0)
Krungsri	6,822.8	7,782.6	14.1
Other(1)	1,045.1	1,410.4	35.0
Total(2)	113,471.6	120,356.5	6.1
Unearned income, unamortized premium—net and deferred loan fees—net	(322.2)	(401.0)	(24.4)
Total(2)	¥113,149.4	¥119,955.5	6.0%

Notes:
(1)The Other segment in the above table included loans of ¥176.7 billion, which was previously included in the MUAH segment, as of March 31, 2023.
(2)The above table includes loans held for sale of ¥514.1 billion and ¥967.1 billion as of March 31, 2022 and 2023, respectively, which are carried at the lower of cost or fair value, but excludes the loans held for sale related to the transferred business of MUFG Union Bank as of March 31, 2022.
As of March 31, 2023, our total loan balance increased 6.0% compared to March 31 2022, and our total loans accounted for 31.4% of total assets as of March 31, 2023, compared to 30.8% as of March 31, 2022. Our domestic commercial loan balance increased mainly due to increased funding needs of customers with economic activity gradually resuming as COVID-19 pandemic-related restrictions began to ease. Our foreign commercial loan balance increased mainly due to the reorganization within the MUFG Group by the transfer of certain assets, including loans, of MUFG Union Bank to MUFG Bank prior to the sale of MUFG Union Bank. As of March 31, 2023, loans, off-balance sheet credit instruments and due from banks held in relation to borrowers and counterparties that are subject to Russia country risk monitoring in accordance with our internal credit management policy amounted to approximately ¥0.25 trillion on a gross basis before taking into account any allowances.

Credit quality indicator

	As of March 31,
	2022	2023	% Change
	(in billions, except percentages)(1)
Commercial	¥88,581.7	¥96,848.6	9.3%
Domestic	53,975.4	55,538.4	2.9
Normal	51,999.4	53,692.9	3.3
Close Watch	1,559.4	1,538.3	(1.4)
Likely to become Bankrupt or Legally/Virtually Bankrupt	416.6	307.2	(26.3)
Foreign	34,606.3	41,310.2	19.4
Normal	33,602.5	40,339.7	20.0
Close Watch	783.7	733.7	(6.4)
Likely to become Bankrupt or Legally/Virtually Bankrupt	220.1	236.8	7.6
Residential	¥13,301.5	¥12,874.9	(3.2)%
Accrual	13,246.6	12,828.4	(3.2)
Nonaccrual	54.9	46.5	(15.3)
Card	¥464.3	¥472.8	1.8%
Accrual	401.7	405.6	1.0
Nonaccrual	62.6	67.2	7.3
MUFG Americas Holdings	¥2,742.1	¥—	(100.0)%
Credit Quality Based on Internal Credit Ratings
Pass	2,635.4	—	(100.0)
Special Mention	65.8	—	(100.0)
Classified	40.9	—	(100.0)
Krungsri	¥6,822.8	¥7,782.6	14.1%
Performing	6,147.3	6,928.0	12.7
Under-Performing	509.7	642.9	26.1
Non-Performing	165.8	211.7	27.7
Other	¥1,045.1	¥1,410.4	35.0%
Accrual	1,018.5	1,380.6	35.6
Nonaccrual	26.6	29.8	12.1

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
The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and the Other segment. The accrual status of these loans is determined based on the number of delinquent payments.
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
Commercial loans within the MUFG Americas Holdings segment were categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.
For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators are generally based on information as of December 31.

Allowance for credit losses

Fiscal year ended March 31, 2022:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥734.6	¥82.9	¥44.2	¥131.8	¥293.4	¥61.5	¥1,348.4
Provision for(reversal of) credit losses	236.6	(10.9)	15.5	(101.1)	90.5	47.4	278.0
Charge-offs	57.8	2.1	20.2	19.2	83.5	55.2	238.0
Recoveries collected	11.8	0.0	1.3	9.5	22.9	13.2	58.7
Net charge-offs	46.0	2.1	18.9	9.7	60.6	42.0	179.3
Other(1)	8.8	—	—	9.4	(0.9)	6.3	23.6
Balance at end of fiscal year	¥934.0	¥69.9	¥40.8	¥30.4	¥322.4	¥73.2	¥1,470.7

Fiscal year ended March 31, 2023:	Commercial	Residential	Card	Krungsri	Other(2)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥934.0	¥69.9	¥40.8	¥322.4	¥103.6	¥1,470.7
Transfer from MUAH to Commercial segment	33.1	—	—	—	(33.1)	—
Provision for (reversal of) credit losses	(113.9)	(9.5)	19.2	70.7	41.6	8.1
Charge-offs	158.8	0.6	18.3	95.5	55.9	329.1
Recoveries collected	18.8	0.0	0.7	25.5	24.5	69.5
Net charge-offs	140.0	0.6	17.6	70.0	31.4	259.6
Other(1)	6.4	—	—	34.9	12.4	53.7
Balance at end of fiscal year	¥719.6	¥59.8	¥42.4	¥358.0	¥93.1	¥1,272.9

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the fiscal year ended March 31, 2023, the beginning balance and the ending balance of the Other segment in the above table includes the allowance for credit losses of ¥30.4 billion and ¥3.4 billion respectively, which were previously included in the MUAH segment.
We recorded ¥8.1 billion of provision for credit losses for the fiscal year ended March 31, 2023, compared to ¥278.0 billion of provision for credit losses for the previous fiscal year. Our total allowance for credit losses as of March 31, 2023 was ¥1,272.9 billion, a decrease of ¥197.8 billion from ¥1,470.7 billion as of March 31, 2022. The total allowance for credit losses represented 1.06% of the total loan balance as of March 31, 2023, compared to 1.30% as of March 31, 2022.
Provision for credit losses for the fiscal year ended March 31, 2023 decreased ¥269.9 billion compared to the previous fiscal year mainly due to reversal of credit losses in the Commercial segment, reflecting improvements in the business performance of some large domestic borrowers and a decrease in qualitative reserve recorded for the Russia-Ukraine situation, for the fiscal year ended March 31, 2023, partially offset by a decrease in reversal of credit losses relating to loans transferred from the MUFG Americas Holdings segment to the Other segment in connection with the sale of MUFG Union Bank and the internal reorganization within the MUFG Group.
Significant trends in our portfolio segments are discussed below.
Commercial segment—We recorded ¥113.9 billion of reversal of credit losses for the fiscal year ended March 31, 2023, compared to ¥236.6 billion of provision for credit losses for the previous fiscal year. The reversal of credit losses for the fiscal year ended March 31, 2023 was primarily due to improvements in the business performance of some large domestic borrowers and a decrease in qualitative reserve recorded for the Russia-Ukraine situation. The ratio of loans classified as Close Watch to total loans in the segment decreased to 2.35% as of March 31, 2023 from 2.65% as of March 31, 2022. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment decreased to 0.56% as of March 31, 2023 from 0.72% as of March 31, 2022. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.74% as of March 31, 2023 from 1.05% as of March 31, 2022.
Krungsri segment—We recorded ¥70.7 billion of provision for credit losses for the fiscal year ended March 31, 2023, compared to ¥90.5 billion of provision for credit losses for the previous fiscal year. The provision recorded for the fiscal year mainly reflected the additional provision for credit losses due to increased uncertainty over inflation and geopolitical risks. The ratio of loans classified as Under-Performing or below to total loans in the segment increased to 10.98% as of March 31, 2023 from 9.90% as of March 31, 2022. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 4.60% as of March 31, 2023 from 4.73% as of March 31, 2022.
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
We maintain an allowance for credit losses to absorb expected losses on the loan portfolio. We have divided our allowance for credit losses into five portfolio segments—Commercial, Residential, Card, Krungsri and Other.
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
For the Commercial and Krungsri segments, our allowance for credit losses represents an estimate of the credit losses that are expected over the life of the financial instrument or exposure and is recognized by incorporating relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses primarily consists of (1) an allowance for loans measured on a collective basis, when similar risk characteristics exist, and (2) an allowance for loans measured on an individual basis, for loans that do not share similar risk characteristics. Expected losses are calculated using quantitative models that incorporate historical loss information and economic forecast scenarios and qualitative adjustments are also implemented to account for the risks that are not adequately captured in the quantitative model or economic forecasting assumptions. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.
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
The allowance for credit losses on off-balance sheet credit instruments was ¥143.8 billion as of March 31, 2023, an increase of ¥17.7 billion from ¥126.1 billion as of March 31, 2022. The increase was primarily due to the additional provision for allowance reflecting the deterioration in the financial performance of some large borrowers.
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

	As of March 31,
	2022	2023	% Change
	(in billions, except percentages)
Commercial	¥858.3	¥648.5	(24.4)%
Domestic	633.7	401.8	(36.6)
Foreign	224.6	246.7	9.8
Residential	56.2	47.9	(14.7)
Card	62.6	67.2	7.3
MUFG Americas Holdings	15.3	—	(100.0)
Krungsri	165.8	211.7	27.7
Other	26.6	29.8	12.1
Total(1)	¥1,184.8	¥1,005.1	(15.2)%

Note:
(1)The above table does not include loans held for sale of ¥7.9 billion and ¥9.2 billion as of March 31, 2022 and 2023, respectively, and does not include the loans held for sale related to the business of MUFG Union Bank to be transferred to U.S. Bancorp as of March 31, 2022.
Nonaccrual loans in the Domestic Commercial segment decreased ¥231.9 billion between March 31, 2022 and March 31, 2023. This decrease mainly related to the loans to a large borrower in the domestic automobile industry. The increase in nonaccrual loans in the Krungsri segment was mainly attributable to the deterioration in the financial condition of small and medium-sized enterprise borrowers after the government’s COVID-19 financial assistance program was discontinued.
Troubled debt restructurings
Total troubled debt restructurings, or TDRs, for the fiscal year ended March 31, 2023 were ¥256.4 billion compared to ¥263.5 billion for the previous fiscal year. TDRs in the Krugsri segment for the fiscal year ended March 31, 2023 were ¥94.8 billion compared to ¥14.9 billion for the previous fiscal year. The TDRs in this segment mainly related to loans to small and medium-sized enterprise borrowers whose financial condition deteriorated after the government’s COVID-19 financial assistance program was discontinued. In addition, TDRs in the foreign Commercial segment for the fiscal year ended March 31, 2023 were ¥35.3 billion compared to ¥16.1 billion for the previous fiscal year. The TDRs in this segment mainly related to modifications of loans to some borrowers whose financial condition deteriorated. On the other hand, TDRs in the domestic Commercial segment for the fiscal year ended March 31, 2023 were ¥68.5 billion compared to ¥167.3 billion for the previous fiscal year. The TDRs in this segment decreased mainly due to repayment by some large borrowers. The TDR amounts in this paragraph are on a post-modification outstanding recorded investment basis. See Note 4 to our consolidated financial statements.
Investment Portfolio
Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 41.8% as of March 31, 2023, compared to 61.5% as of March 31, 2022, as we sold a significant portion of our available-for-sale Japanese government bond portfolio with unrealized losses. On the other hand, our holding of Japanese government bonds that are classified as held-to-maturity debt securities increased between March 31, 2022 and March 31, 2023, accounting for 22.3% of the total investment securities as of March 31, 2023, compared to 3.2% as of March 31, 2022. Our total investment securities increased 11.5% as of March 31, 2023, compared to March 31, 2022, mainly due to an increase in held-to-maturity debt securities, particularly Japanese government bonds.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2022 and 2023, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In May 2022, we announced that we have increased our target to reduce the balance of equity securities held for strategic purposes on an acquisition cost basis to ¥500.0 billion within the three years ending March 31, 2024. During the two fiscal years ended March 31, 2023, we sold down an aggregate of approximately ¥323.0 billion of equity securities held in our strategic equity investment portfolio on an acquisition cost basis. However, various factors, including market conditions and changes, may affect the amount of equity securities we should sell and our ability to achieve the target as planned. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio.
Debt Securities

	As of March 31,
	2022			2023			% Change
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥34,383.1	¥34,327.8	¥(55.3)	¥26,153.9	¥26,046.6	¥(107.3)	(23.9)%	(24.1)%	(93.7)%
Japanese prefectural and municipal bonds	4,154.5	4,146.1	(8.4)	2,773.8	2,759.9	(13.9)	(33.2)	(33.4)	(66.1)
Foreign government and official institution bonds	2,671.8	2,631.3	(40.5)	3,029.0	2,922.7	(106.3)	13.4	11.1	(162.8)
Corporate bonds	1,081.6	1,090.1	8.5	1,051.3	1,058.2	6.9	(2.8)	(2.9)	(20.1)
Mortgage-backed securities	900.8	900.5	(0.3)	1,110.0	1,110.3	0.3	23.2	23.3	132.7
Asset-backed securities	1,547.1	1,588.4	41.3	1,418.6	1,430.3	11.7	(8.3)	(10.0)	(71.6)
Commercial paper	1,010.6	1,010.6	0.0	—	—	—	(100.0)	(100.0)	(100.0)
Other debt securities	104.9	103.6	(1.3)	417.8	412.8	(5.0)	298.4	298.5	(285.2)
Total available-for-sale debt securities	¥45,854.4	¥45,798.4	¥(56.0)	¥35,954.4	¥35,740.8	¥(213.6)	(21.6)%	(22.0)%	(281.9)%
Held-to-maturity debt securities(1)	¥4,595.1	¥4,606.3	¥11.2	¥21,520.1	¥21,386.2	¥(133.9)	368.3%	364.3%	N/M

Note:
(1)See Note 3 to our consolidated financial statements for more details.
Net unrealized losses on available-for-sale debt securities increased 281.9% for the fiscal year ended March 31, 2023 compared to the previous fiscal year primarily due to increases in net unrealized losses on Japanese national government and Japanese government agency bonds and foreign government and official institution bonds. Net unrealized losses on Japanese national government and Japanese government agency bonds increased because interest rates on such bonds were higher at the end of March 2023 compared to the end of March 2022. Net unrealized losses on foreign government and official institution bonds increased because interest rates in the United States were higher at the end of March 2023 compared to the end of March 2022.
The amortized cost of available-for-sale debt securities decreased 21.6% mainly due to a 23.9% decrease in Japanese government and Japanese government agency bonds and a 33.2% decrease in Japanese prefectural and municipal bonds because we sold down these bonds with unrealized losses as interest rates rose in Japan. All of the commercial paper which we held as collateral for loans extended under the Bank of Japan's COVID-19 program was redeemed during the fiscal year ended March 31, 2023. These decreases were partially offset by increases in mortgage-backed securities and foreign government and official institution bonds. On the other hand, the amortized cost of held-to-maturity debt securities significantly increased as we purchased Japanese government and other bonds in the rising interest rate environment globally. See “—Business Environment.”

Equity Securities

	As of March 31,
	2022	2023	% Change
	(in billions, except percentages)
Marketable equity securities	¥4,986.1	¥4,463.6	(10.5)%
Nonmarketable equity securities:
Unlisted preferred securities(1)	81.1	81.9	0.9
Other(2)	299.1	380.7	27.3
Investment securities held by investment companies and brokers and dealers(3)	55.9	74.8	33.8
Total	¥5,422.2	¥5,001.0	(7.8)%

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
Equity securities decreased 7.8% mainly because marketable equity securities decreased due to sales of equity securities held in our strategic equity investment portfolio. Marketable equity securities largely consist of listed equity securities in Japan.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks increased ¥9,078.1 billion to ¥60,050.6 billion as of March 31, 2023 from ¥50,972.5 billion as of March 31, 2022. This increase was primarily because of an increase in deposits with the Bank of Japan.
Interest-earning deposits in other banks decreased ¥4,858.2 billion to ¥53,989.9 billion as of March 31, 2023 from ¥58,848.1 billion as of March 31, 2022. This decrease was mainly because of a decrease in deposits with the Bank of Japan.
Receivables under Resale Agreements
Receivables under resale agreements increased ¥1,555.6 billion to ¥14,059.0 billion as of March 31, 2023 from ¥12,503.4 billion as of March 31, 2022. This increase was mainly because of an increase in short-term funding transactions as part of our asset and liability management.
Receivables under Securities Borrowing Transactions
Receivables under securities borrowing transactions increased ¥59.3 billion to ¥4,555.7 billion as of March 31, 2023 from ¥4,496.4 billion as of March 31, 2022. This increase was mainly due to an increase in collateral deposited for funding in our domestic banking and securities subsidiaries.
Trading Account Assets
Trading account assets increased ¥3,500.2 billion to ¥46,168.5 billion as of March 31, 2023 from ¥42,668.3 billion as of March 31, 2022. Trading account assets mainly consist of trading account securities and trading derivative assets. Trading account securities increased ¥1,106.0 billion to ¥33,252.9 billion as of March 31, 2023 from ¥32,146.9 billion as of March 31, 2022. Trading derivative assets increased ¥2,380.3 billion to ¥12,901.7 billion as of March 31, 2023 from ¥10,521.4 billion as of March 31, 2022 mainly due to increased dealing on volatile interest rate fluctuations in and outside of Japan.
Total Liabilities
As of March 31, 2023, total liabilities were ¥365,269.6 billion, an increase of ¥13,916.1 billion from ¥351,353.5 billion as of March 31, 2022. This was primarily due to a ¥12,406.9 billion increase in payables under repurchase agreements.
Deposits
Deposits are our primary source of funds. The balance of deposits increased ¥10,686.9 billion to ¥235,276.8 billion as of March 31, 2023 from ¥224,589.9 billion as of March 31, 2022. The increase was mainly because of an increase in foreign interest-bearing deposits, including such deposits in the United States and other regions, both on a local currency basis and as translated into Japanese yen. Domestic deposits also increased between March 31, 2022 and March 31, 2023.

The total average balance of interest-bearing deposits increased ¥7,807.1 billion to ¥198,834.0 billion for the fiscal year ended March 31, 2023 from ¥191,026.9 billion for the fiscal year ended March 31, 2022. The increase was mainly because of an increase in foreign interest-bearing deposits, including such deposits in the United States and other regions, both on a local currency basis and as translated into Japanese yen. The average balance of domestic deposits also increased between the same periods. The average balance for each fiscal year (up to the sale of MUFG Union Bank) included the interest-bearing deposits related to the business of MUFG Union Bank transferred to U.S. Bancorp.
Payables under Repurchase Agreements
Payables under repurchase agreements increased ¥12,406.9 billion to ¥40,132.5 billion as of March 31, 2023 from ¥27,725.6 billion as of March 31, 2022. This increase was mainly because of our funding strategy in the low interest rate environment in Japan.
Other Short-Term Borrowings
Other short-term borrowings decreased ¥8,105.1 billion to ¥8,438.0 billion as of March 31, 2023 from ¥16,543.1 billion as of March 31, 2022. This decrease was mainly because we decreased borrowings from the Bank of Japan.
Trading Account Liabilities
Trading account liabilities increased ¥3,159.3 billion to ¥14,178.3 billion as of March 31, 2023 from ¥11,019.0 billion as of March 31, 2022. This increase was mainly due to an increase in the fair value of interest rate-related derivatives in our securities subsidiaries.
Long-term Debt
Long-term debt increased ¥4,375.2 billion to ¥39,071.8 billion as of March 31, 2023 from ¥34,696.6 billion as of March 31, 2022. This increase was mainly due to an increase in the outstanding bonds issued by MUFG and an increase in long-term debt of MUFG Bank.
The average balance of long-term debt for the fiscal year ended March 31, 2023 was ¥36,503.3 billion, an increase of ¥1,780.1 billion from ¥34,723.2 billion for the previous fiscal year. The average balance for each fiscal year (up to the sale of MUFG Union Bank) included the long-term debt related to the business of MUFG Union Bank transferred to U.S. Bancorp.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance, including those related to the transferred business of MUFG Union Bank for the period up to the sale of MUFG Union Bank, increased to ¥235,852.1 billion for the fiscal year ended March 31, 2023 from ¥227,850.5 billion for the fiscal year ended March 31, 2022. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, including those related to the transferred business of MUFG Union Bank for the period up to the sale of MUFG Union Bank, combined with our average total equity of ¥16,300.5 billion, funded 63.7% of our average total assets of ¥396,151.9 billion during the fiscal year ended March 31, 2023. Our deposits exceeded our loans before allowance for credit losses by ¥115,321.3 billion as of March 31, 2023 compared to ¥111,440.5 billion as of March 31, 2022. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings, including those related to the transferred business of MUFG Union Bank for the period up to the sale of MUFG Union Bank, for the fiscal year ended March 31, 2023 was ¥52,505.9 billion. The average balance of long-term debt, including those related to the transferred business of MUFG Union Bank for the period up to the sale of MUFG Union Bank, for the fiscal year ended March 31, 2023 was ¥36,503.3 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
Our liquidity may be impaired by factors such as an inability to raise funding in financial markets, an increase in our funding costs, unexpected increases in cash or collateral requirements, an inability to sell assets or enter into or settle other transactions as planned or needed, and an inability to attract or retain deposits. See “Item 3.D. Key Information—Risk Factors—Funding Liquidity

Risk—Market illiquidity and other external circumstances and an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity.”
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
Total Equity

	As of March 31,
	2022	2023	% Change
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	—%
Capital surplus	5,327.8	4,902.2	(8.0)
Retained earnings	8,412.2	8,409.2	0.0
Retained earnings appropriated for legal reserve	239.6	239.6	—
Unappropriated retained earnings(1)	8,172.6	8,169.6	0.0
Accumulated other comprehensive income, net of taxes(1)	227.0	844.2	271.8
Treasury stock, at cost	(452.2)	(482.6)	(6.7)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,605.1	¥15,763.3	1.0
Noncontrolling interests	691.4	702.8	1.7
Total equity	¥16,296.5	¥16,466.1	1.0%
Ratio of total equity to total assets	4.43%	4.31%

Note:
(1)Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous despite a three-month lag period. In connection with the sale of MUFG Union Bank, whose fiscal year ends on December 31, such difference in reporting periods was eliminated, and MUFG Union Bank's profit, loss and other comprehensive income for the period from September 1, 2022 to November 30, 2022, which is the three-month lag period preceding the sale date of December 1, 2022, have been recognized as direct adjustments to retained earnings and accumulated other comprehensive income, respectively, as of March 31, 2023 (and have not been reflected on the consolidated statements of operations and the consolidated statements of comprehensive income for the fiscal year ended March 31, 2023). In addition, the assets and liabilities of the MUFG Union Bank operations that were excluded from those which were transferred to U.S. Bancorp were transferred to MUFG Bank with a fiscal year end of March 31 before the sale of MUFG Union Bank, which required the reporting lag associated with such transferred assets and liabilities to be eliminated. At the time of transfer, the three months of activity immediately preceding the transfer were recognized directly in equity. The effects of the elimination of the difference in reporting periods in connection with the sale of MUFG Union Bank and the transfer of such assets and liabilities to MUFG Bank prior to the sale resulted in a net adjustment to unappropriated retained earnings of ¥223.3 billion including Loss on valuation adjustment for loans held for sale of ¥114.1 billion and impairment of Investment securities losses of ¥143.4 billion, and to accumulated other comprehensive income (loss), net of taxes of ¥20.3 billion, which is recorded in Elimination of the difference in reporting periods of the transferred business in the consolidated statements of equity for the fiscal year ended March 31, 2023. For further information, see Note 2 to our consolidated financial statements.
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
As of March 31, 2023, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
For information on the issuances of Additional Tier 1 and Tier 2 securities, see also “Recent Developments—Issuances of Basel III-Compliant Domestic Subordinated Debt.”
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of March 31, 2023, we were required to maintain a minimum leverage ratio of 3.75%, including a leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The minimum leverage ratio on or after April 1 ,2024 is expected to be raised to 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05% while deposits with the Bank of Japan will continue to be excluded from the leverage ratio calculation. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”
TLAC Requirements for Banking Institutions in Japan
Our external TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or a total exposure in accordance with the FSA guidance. We are required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a total exposure basis. The minimum external TLAC ratio on a total exposure basis on or after April 1 ,2024 is expected to be raised to 7.10% in line with the expected increase in the minimum leverage ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.” For information on the issuances of TLAC-qualified securities, see also “—Recent Developments—Issuances of TLAC Eligible Senior Debt.”

Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.

	As of March 31, 2022	Minimum ratios required(1)	As of March 31, 2023	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,823.9		¥13,280.8
Additional Tier 1	1,652.3		1,582.8
Tier 1 capital	15,476.2		14,863.7
Tier 2 capital	2,382.3		2,302.3
Total capital	¥17,858.6		¥17,166.1
Risk-weighted assets	¥124,914.2		¥123,363.3
Capital ratios:
Common Equity Tier 1 capital	11.06%	8.51%	10.76%	8.54%
Tier 1 capital	12.38%	10.01%	12.04%	10.04%
Total capital	14.29%	12.01%	13.91%	12.04%
Leverage ratio(2)	5.14%	3.00%	4.70%	3.75%
External TLAC ratios
Risk-weighted assets basis(3)	18.23%	18.00%	20.22%	18.00%
Leverage exposure basis	9.23%	6.75%	9.47%	6.75%

Notes:
(1)The minimum capital ratios required as of March 31, 2022 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01%. The minimum capital ratios required as of March 31, 2023 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%.
(2)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
(3)The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2022 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01%. The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2023 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%.
Management believes that, as of March 31, 2023, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of March 31, 2023 was lower compared to the ratio as of March 31, 2022 primarily due to a decrease in Common Equity Tier 1 capital. The decrease in Common Equity Tier 1 capital was mainly due to an increase in double gearing adjustments. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the rations in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down

	As of March 31, 2022	Minimum ratios required	As of March 31, 2023	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	9.86%	4.50%	9.89%	4.50%
Tier 1 capital ratio	11.11%	6.00%	11.04%	6.00%
Total capital ratio	12.94%	8.00%	12.58%	8.00%
Leverage ratio(1)	4.96%	3.00%	4.75%	3.00%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	17.31%	4.50%	16.41%	4.50%
Tier 1 capital ratio	19.03%	6.00%	17.93%	6.00%
Total capital ratio	20.78%	8.00%	20.67%	8.00%
Leverage ratio(1)	6.77%	3.00%	7.29%	3.00%
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	8.81%	4.50%	8.11%	4.50%
Tier 1 capital ratio	10.20%	6.00%	9.30%	6.00%
Total capital ratio	11.91%	8.00%	10.71%	8.00%
Leverage ratio(1)	4.59%	3.00%	4.02%	3.00%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	16.89%	4.50%	15.74%	4.50%
Tier 1 capital ratio	18.42%	6.00%	17.11%	6.00%
Total capital ratio	19.97%	8.00%	19.60%	8.00%
Leverage ratio(1)	7.81%	3.00%	8.15%	3.00%

Note:
(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
Management believes that, as of March 31, 2023, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.
Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2022(1),(6)	June 30, 2022(2),(6)	September 30, 2022(3),(6)	December 31, 2022(4),(6)	March 31, 2023(5),(6)
MUFG (consolidated)	169.4%	163.4%	158.6%	152.8%	152.2%
MUFG Bank (consolidated)	185.0%	177.0%	169.5%	160.6%	162.5%
MUFG Bank (stand-alone)	198.1%	191.0%	182.0%	168.9%	166.5%
Mitsubishi UFJ Trust and Banking (consolidated)	112.9%	110.6%	114.0%	123.1%	116.8%
Mitsubishi UFJ Trust and Banking (stand-alone)	132.9%	128.1%	134.6%	149.7%	143.2%

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2022 and March 31 2022 divided by the average amount of net cash outflows for the same 59 business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2022 and June 30 2022 divided by the average amount of net cash outflows for the same 61 business days.
(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2022 and September 30 2022 divided by the average amount of net cash outflows for the same 62 business days.

(4)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between October 3, 2022 and December 30, 2022 divided by the average amount of net cash outflows for the same 62 business days.
(5)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2023 and March 31, 2023 divided by the average amount of net cash outflows for the same 60 business days.
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

	As of March 31, 2022	As of June 30, 2022	As of September 30, 2022	As of December 31, 2022	As of March 31, 2023
MUFG (consolidated)	132.4%	127.3%	120.5%	122.0%	132.8%
MUFG Bank (consolidated)	146.0%	140.7%	132.7%	134.5%	146.2%
MUFG Bank (stand-alone)	154.5%	147.9%	138.8%	136.0%	148.2%
Mitsubishi UFJ Trust and Banking (consolidated)	114.3%	110.2%	119.4%	130.5%	128.1%
Mitsubishi UFJ Trust and Banking (stand-alone)	111.4%	111.8%	120.9%	135.0%	130.7%
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
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of March 31, 2023, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥550.3 billion represented 310.9% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2022, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥486.8 billion represented 317.1% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
For further information, see Note 21 to our consolidated financial statements.
Capital Ratios of Banking Subsidiaries in the United States
The MUFG Group sold all the issued and outstanding shares of common stock of MUFG Union Bank to U.S. Bancorp on December 1, 2022 and the portion of the business operated in MUFG Americas Holdings became immaterial in the MUFG group perspective. For capital requirements for banking institutions in the United States and capital ratios of MUFG Americas Holdings and MUFG Union Bank, see Note 21 to our consolidated financial statements.
Non-exchange Traded Contracts Accounted for at Fair Value
The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account losses—net” in our consolidated statements of operations.

	Fiscal years ended March 31,
	2022	2023
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥680	¥(14)
Changes attributable to contracts realized or otherwise settled during the fiscal year	(22)	(46)
Fair value of new contracts entered into during the fiscal year	—	358
Changes in fair values attributable to changes in valuation techniques and assumptions	30	153
Other changes in fair value, principally revaluation at end of fiscal year	(702)	(3)
Net fair value of contracts outstanding at end of fiscal year	¥(14)	¥448
Maturities of Non-exchange Traded Contracts

	As of March 31, 2023
	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥—	¥5
Maturity less than 3 years	—	353
Maturity less than 5 years	—	—
Maturity 5 years or more	—	90
Total fair value	¥—	¥448
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
The methodology for estimating credit losses uses relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made over a forecast period to account for differences between current and expected future conditions and those reflected in historical loss information. Beyond the forecast period, estimated expected credit losses revert to average historical loss experience. The estimation of the allowance for credit losses involves significant judgment on a number of assumptions including the assessment of risk characteristics, assignment of a borrower’s internal credit rating, valuation of collateral, expectations of future economic conditions and the development of qualitative adjustments. We divide our loan portfolio into the following segments—Commercial, Residential, Card, Krungsri, and Other—and determine the allowance for credit losses for each segment.

At March 31, 2023, we had ¥97,815.7 billion and ¥7,782.6 billion of loans in the Commercial segment and the Krungsri segments, respectively, and recorded an allowance for credit losses against these loans of ¥719.6 billion and ¥358.0 billion, respectively.
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
The determination of the allowance for credit losses for the Commercial and the Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with expectations of future economic conditions. Particularly significant judgment was required to be made to determine certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario, to capture the heightened volatility and uncertainty in future economic conditions arising mainly from the prolonged COVID-19 and Russia-Ukraine situation.
The allowance for credit losses includes qualitative adjustments to cover losses that are expected but were not reflected in the modeled allowance. The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with the development of qualitative adjustments. Particularly significant judgment was required to be made to develop certain qualitative adjustments to capture the heightened volatility and uncertainty in the economy and events primarily due to the prolonged COVID-19 and Russia-Ukraine situation.
The determination of the allowance for credit losses for the Commercial segment required management to make significant judgements, due to the subjectivity and uncertainty associated with the determination of a borrower’s internal credit rating, which were highly dependent on the estimation of a borrower’s performance and business sustainability, particularly in cases in which borrowers were experiencing weaknesses in their business performance. Particularly significant judgment was required to be made when these borrowers’ performance and business sustainability were affected by changes in the external and internal business environment, including the prolonged COVID-19 and Russia-Ukraine situation. Key elements relating to the policies and discipline used in determining the allowance for credit losses for the Commercial segment are our credit classification and the related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of allowance, we evaluate the probable loss by category of the loan based on its type and characteristics.
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
Goodwill
As part of our global strategies, we have executed multiple large-scale acquisitions, investments and capital alliances, and recorded goodwill resulting from these business combinations. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a process that compares the carrying amount of a reporting unit with its fair value. An impairment loss is recognized to the extent that the carrying amount of a reporting unit exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Our consolidated goodwill balance was ¥296.8 billion at March 31, 2023, which was allocated to our reporting units. For a reporting unit for which an observable quoted price is not available, we determined the fair value of each reporting unit mainly using the income approach. The income approach determined the fair value of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
The determination of the fair value of these reporting units requires management to make significant judgments related to significant assumptions due to the subjectivity and uncertainty associated with the assumptions. The significant assumptions included projected future operating cash flows based on forecasted future income in the income approach.
For the fiscal year ended March 31, 2023, the MUFG Group recognized ¥33,553 million of impairment of goodwill relating to the First Sentier Investors reporting unit within the Asset Management & Investor Services Business Group segment. Due largely to market volatility and a decline in the equity markets, the portfolio balance of assets under management decreased, which resulted in a decrease in the reporting unit’s cash flow projections. As a result, the fair value of the reporting unit was measured on December 31, 2022 for the quantitative goodwill impairment test, and led to an impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The income approach estimates the fair value of the reporting unit by discounting management’s projections of the reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
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

Accounting Changes and Recently Issued Accounting Pronouncements
See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees.
A.Directors and Senior Management
Members of the Board of Directors
The following table sets forth the members of our board of directors as of July 1, 2023, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Mariko Fujii (March 9, 1955)	Member of the Board of Directors (Outside Director)	April 1977	Joined Ministry of Finance of Japan
		July 1997	Director, International Affairs and Research Division, Customs and Tariff Bureau, Ministry of Finance
		April 1999	Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo
		March 2001	Professor, Research Center for Advanced Economic Engineering, The University of Tokyo
		April 2004	Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo
		June 2014	Outside Director of Electric Power Development Co., Ltd.
		October 2015	Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
		June 2016	Emeritus Professor of The University of Tokyo (incumbent)
		January 2019	Retired from Ambassador of Japan to the Republic of Latvia
		June 2019	Outside Director of NTT DATA CORPORATION (currently NTT DATA GROUP CORPORATION) (incumbent)
Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Keiko Honda (September 27, 1961)	Member of the Board of Directors (Outside Director)	April 1984	Joined Bain & Company Japan, Incorporated
		May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
		July 1989	Joined McKinsey & Company, Inc. Japan
		July 1999	Partner of McKinsey & Company
		July 2007	Director (Senior Partner) of McKinsey & Company
		July 2013	Executive Vice President of Multilateral Investment Guarantee Agency (World Bank Group)
		June 2014	Executive Vice President & CEO of Multilateral Investment Guarantee Agency (World Bank Group)
		October 2019	Retired from Multilateral Investment Guarantee Agency (World Bank Group)
		January 2020	Columbia University School of International and Public Affairs as Adjunct Professor and Adjunct Senior Research Scholar (incumbent)
		March 2020	Outside Director of AGC Inc. (incumbent)
		June 2020	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2022	Outside Director of the Board of Recruit Holdings Co., Ltd.(incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Kaoru Kato (May 20, 1951)	Member of the Board of Directors (Outside Director)	April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
		July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
		April 2000	General Manager of Plant Department of NTT DoCoMo Kansai, Inc.
		June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
		July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2018	Corporate Advisor of NTT DOCOMO, INC.
		June 2019	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		March 2021	Non-executive Director of Kirin Holdings Company, Limited
		June 2022	Senior Advisor of NTT DOCOMO, INC.

Satoko Kuwabara (November 1, 1964)	Member of the Board of Directors (Outside Director)	April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Mori Sogo (currently Mori Hamada & Matsumoto)
		January 1998	Partner of Mori Hamada & Matsumoto
		June 2016	Outside Director of BANDAI NAMCO Holdings Inc. (incumbent)
		March 2020	Outside Auditor of Unicafe Inc. (incumbent)
		April 2020	Partner of Gaien Partners (incumbent)
		June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha
		June 2021	Member of the Board of Director (Outside Director) of MUFG (incumbent)
		June 2023	Outside Director of Nippon Yusen Kabushiki Kaisha (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Hirofumi Nomoto (September 27, 1947)	Member of the Board of Directors (Outside Director)	April 1971	Joined TOKYU CORPORATION
		April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
		April 2004	President & Representative Director of its communications Inc.
		June 2007	Director of TOKYU CORPORATION
Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
		January 2008	Managing Director of TOKYU CORPORATION
		June 2008	Senior Managing Director of TOKYU CORPORATION
		April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
		June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
		April 2011	President & Representative Director of TOKYU CORPORATION
		April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
		June 2019	President & CEO of THREE HUNDRED CLUB CO., LTD. (incumbent) Member of the Board of Directors (Outside Director) of MUFG (incumbent)

David Sneider (July 25, 1957)	Member of the Board of Directors (Outside Director)	December 1984	Associate of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1985	Registered as an attorney at law, admitted in States of New York in the United States
		July 1987	Director and Counsel of Legal Department, Salomon Brothers Inc.
		February 1992	Associate of Simpson Thacher & Bartlett LLP
		January 1994	Partner of Simpson Thacher & Bartlett LLP
		June 2022	Outside Director of PHC Holdings Corporation (incumbent)
		June 2023	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Koichi Tsuji (April 10, 1957)	Member of the Board of Directors (Outside Director)	October 1984	Joined Peat Marwick Mitchell & Company
		September 1988	Registered as Certified Public Accountant in Japan
		February 1989	Resident Representative, Zurich, Switzerland
		July 2004	Senior Partner of Ernst & Young ShinNihon LLC
		February 2016	Chairman and CEO of Ernst & Young ShinNihon LLC
		July 2019	Chairman & CEO of EY Japan Godo Kaisha
Member of the Board of Directors of EY Japan Co., Ltd.
		June 2021	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2023	Outside Statutory Auditor of TEIJIN LIMITED (incumbent)
Outside Director of MARUICHI STEEL TUBE LTD. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Tarisa Watanagase (November 30, 1949)	Member of the Board of Directors (Outside Director)	June 1975	Joined the Bank of Thailand
		January 1988	Economist, International Monetary Fund (On the Secondment)
		October 2002	Deputy Governor of the Bank of Thailand
		November 2006	Governor of the Bank of Thailand
		September 2010	Retired from the Bank of Thailand
		March 2013	Outside Director of the Siam Cement Public Company Limited
		June 2017	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Kenichi Miyanaga (February 25, 1960)	Member of the Board of Directors	April 1982	Joined The Toyo Trust and Banking Company, Limited
		June 2009	Executive Officer of TB
		June 2013	Director and Managing Executive Officer of TB
		June 2016	Senior Managing Executive Officer of TB
		June 2017	Director, Deputy President, and Executive Officer of TB
Managing Executive Officer of MUFG
		June 2021	Member of the Board of Directors of MUFG (incumbent)
Ryoichi Shinke (December 8, 1965)	Member of the Board of Directors	April 1988	Joined The Sanwa Bank, Limited
		June 2014	Executive Officer of BK
		May 2018	Managing Executive Officer of BK
		May 2020	Managing Executive Officer of MUFG
		April 2022	Senior Managing Executive Officer of BK
		June 2023	Member of the Board of Directors of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Kanetsugu Mike (November 4, 1956)	Member of the Board of Directors Chairman (Corporate Executive)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi,Ltd.
Executive Officer of Mitsubishi Tokyo Financial Group, Inc.
		May 2009	Managing Executive Officer of BK
		May 2011	Managing Executive Officer of MUFG
		June 2011	Member of the Board of Directors, Managing Executive Officer of BK
		May 2013	Senior Managing Executive Officer of BK
		October 2015	Executive Chairman of MUAH
Executive Chairman of MUFG Union Bank, N.A.
		May 2016	Deputy President and Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2016	Member of the Board of Directors, Deputy President of BK
		June 2017	President & CEO of BK
Member of the Board of Directors, Deputy Chairman of MUFG
		April 2019	Member of the Board of Directors, President & Group CEO of MUFG
		April 2020	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2021	Member of the Board of Directors, Chairman of MUFG (incumbent)
Hironori Kamezawa (November 18, 1961)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		July 2014	Deputy CEO of Americas at MUFG Union Bank, N.A.
		May 2017	Managing Corporate Executive of MUFG
		June 2017	Member of the Board of Directors, Managing Executive Officer of BK
		May 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		December 2018	CEO and Representative of the Board of Directors of Global Open Network, Inc.
		April 2019	Deputy President of MUFG
Member of the Board of Directors, Deputy President of BK
CEO and Representative of the Board of Directors of Global Open Network Japan, Inc.
		June 2019	Member of the Board of Directors, Deputy President of MUFG
		August 2019	Chairman of Global Open Network Japan, Inc.
		April 2020	Member of the Board of Directors of BK (incumbent)
Member of the Board of Directors, President & Group CEO of MUFG (incumbent)
		May 2021	Director of Morgan Stanley (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Iwao Nagashima (March 15, 1963)	Member of the Board of Directors	April 1985	Joined The Mitsubishi Trust and Banking Corporation
		June 2011	Executive Officer of TB
		June 2013	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2015	Director and Managing Executive Officer of TB
Managing Executive Officer of MUFG
		June 2016	Director and Senior Managing Executive Officer of TB
		April 2019	Director, Deputy President, and Executive Officer of TB
Senior Managing Corporate Executive of MUFG
President & CEO of MU Trust Apple Planning Company, Ltd.
		April 2020	President and CEO of TB (incumbent)
Deputy Chairman of MUFG
		June 2020	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2022	Member of the Board of Directors of MUFG (incumbent)

Junichi Hanzawa (January 19, 1965)	Member of the Board of Directors	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		May 2018	Managing Executive Officer of BK
		April 2019	Managing Corporate Executive of MUFG
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
		April 2021	President & CEO of BK (incumbent)
Deputy Chairman of MUFG
		June 2021	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2022	Member of the Board of Directors of MUFG (incumbent)

Makoto Kobayashi (February 22, 1962)	Member of the Board of Directors	April 1985	Joined The Mitsubishi Bank, Limited
		June 2011	Executive Officer of BK
		May 2015	Managing Executive Officer of BK
		July 2015	Executive Officer of MUFG
		July 2018	Managing Executive Officer of SCHD
Managing Executive Officer of MUFG
		October 2018	Managing Executive Officer of TB
		April 2020	Senior Managing Executive Officer of SCHD
Deputy President of MUMSS
		June 2020	Member of the Board of Directors, Senior Managing Executive Officer of SCHD
		June 2021	Member of the Board of Directors, Deputy President of MUMSS
		April 2022	President & Global CEO of SCHD (incumbent)
President & CEO of MUMSS (incumbent)
		June 2022	Member of the Board of Directors of MUFG (incumbent)

Notes:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS” refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
“MUAH” refers to MUFG Americas Holdings Corporation.

Corporate Executives
The following table sets forth our corporate executives as of June 29, 2023, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kanetsugu Mike (November 4, 1956)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Hironori Kamezawa (November 18, 1961)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Yoshitaka Shiba (July 25, 1961)	Senior Managing Corporate Executive (Group Chief Audit Officer, or Group CAO) Managing Director, Head of Internal Audit Division	April 1986	Joined The Tokai Bank, Ltd.
		June 2012	Executive Officer of BK
		July 2015	Executive Officer of MUFG
		May 2016	Managing Executive Officer of BK
		April 2020	Senior Managing Corporate Executive of MUFG (incumbent)

Tetsuya Yonehana (February 10, 1964)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Chief Financial Officer, or Group CFO)	April 1986	Joined The Mitsubishi Trust and Banking Corporation
		June 2012	Executive Officer of TB
Executive Officer of MUFG
		June 2015	Managing Executive Officer of TB
		June 2016	Director and Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2019	Director and Senior Managing Executive Officer of TB
		April 2020	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2020	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
		April 2022	Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Takayuki Yasuda (June 19, 1963)	Senior Managing Corporate Executive (Group Head, Asset Management & Investor Services Business Group)	April 1987	Joined The Mitsubishi Trust and Banking Corporation
		June 2013	Executive Officer of TB
		February 2015	Executive Officer of MUFG
		June 2017	Managing Executive Officer of TB
		April 2021	Director and Senior Managing Executive Officer of TB
Senior Managing Corporate Executive of MUFG (incumbent)
		April 2023	Director, Deputy President, and Executive Officer of TB (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Yasushi Itagaki (May 24, 1964)	Senior Managing Corporate Executive (Group Chief Operating Officer-International, or Group COO-I, Group Head Global Commercial Banking Business Group)	April 1987	Joined The Bank of Tokyo, Ltd.
		June 2013	Executive Officer of BK
		July 2013	Executive Officer of MUFG
		May 2017	Managing Executive Officer of BK
		October 2019	President & CEO of PT Bank Danamon Indonesia, Tbk.
		April 2021	Senior Managing Corporate Executive of BK
		April 2022	Deputy President of BK
		April 2023	Senior Managing Corporate Executive of MUFG (incumbent)
		June 2023	Member of the Board of Directors, Deputy President of BK (incumbent)

Seiichiro Akita (November 11, 1966)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Head, Japanese Corporate & Investment Banking Business Group(excluding in charge of Wealth Management Research Division))	April 1989	Joined The Mitsubishi Bank, Limited
		June 2015	Executive Officer of BK
		April 2019	Managing Executive Officer of BK
		May 2019	President & CEO, Bank of Ayudhya Public Company Limited
		May 2023	Deputy President of BK
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)
		June 2023	Member of the Board of Directors, Deputy President of BK (incumbent)

Hiroshi Mori (February 21, 1965)	Managing Corporate Executive (Group Chief Legal Officer, or Group CLO)	April 1989	Joined Development Bank of Japan (currently Development Bank of Japan, Inc.)
		April 1993	Seconded to Finance Bureau of Ministry of Home Affairs
		June 2003	Seconded to Tesac Corporation, a Company under Reorganization Trustee Representative, Manager of Corporate Planning Department
		October 2006	Registered as attorney at law
Joined Nishimura & Asahi
		November 2010	Outside Director, USEN Corporation
		January 2012	Partner at Nishimura & Asahi
		June 2013	Substitute Auditor of KAGOME CO., LTD.
		March 2016	Outside Director, Audit & Supervisory Committee Member of KAGOME CO., LTD.
		June 2016	Outside Director, Audit & Supervisory Committee Member of SCHD
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Yutaka Miyashita (October 11, 1967)	Managing Corporate Executive (Representative Corporate Executive) (Group Head, Retail & Commercial Banking Business Group (excluding in charge of Wealth Management Research Division))	April 1990	Joined The Sanwa Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2021	Managing Corporate Executive of MUFG
		April 2022	Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Keitaro Tsukiyama (December 7, 1967)	Managing Corporate Executive (Group Chief Compliance Officer, or Group CCO)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2021	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Fumitaka Nakahama (July 28, 1966)	Managing Corporate Executive (Group Head, Global Corporate & Investment Banking Business Group)	December 2009	Joined The Bank of Tokyo-Mitsubishi UFJ, Ltd.
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Toshiki Ochi (June 23, 1968)	Managing Corporate Executive (Group Chief Information Officer, or Group CIO)	April 1991	Joined The Sanwa Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2019	Managing Executive Officer of Mitsubishi UFJ NICOS Co., Ltd.
		April 2022	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Hiroyuki Seki (March 10, 1968)	Managing Corporate Executive (Group Head, Global Markets Business Group)	April 1990	Joined The Mitsubishi Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hideaki Takase (December 14, 1968)	Managing Corporate Executive
(Group Chief Strategy Officer, or Group CSO (Corporate Planning Division excluding Finances & Resources Management and Global Business)
In charge of Corporate Administration Division)
		April 1991	Joined The Mitsubishi Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		August 2019	President & CEO of MUFG Bank (Europe) N.V.
		April 2021	Managing Executive Officer of BK
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2023	Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Shuichi Yokoyama (December 17, 1965)	Managing Corporate Executive (Group Chief Risk Officer, or Group CRO)	April 1990	Joined The Bank of Tokyo, Ltd.
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
		April 2022	Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Kenji Horikawa (December 9, 1967)	Managing Corporate Executive (Group Chief Human Resources Officer, or Group CHRO)	April 1990	Joined The Sanwa Bank, Limited
		June 2016	Executive Officer of BK
		April 2020	Managing Executive Officer of SCHD
Managing Executive Officer of MUMSS
Managing Executive Officer of MUFG
		April 2022	Member of the Board of Directors, Managing Executive Officer of SCHD
Member of the Board of Directors, Managing Executive Officer of MUMSS
		April 2023	Managing Corporate Executive of MUFG (incumbent)

Tadashi Yamamoto (May 23, 1969)	Managing Corporate Executive (Group Head, Digital Service Business Group Group Chief Digital Transformation Officer, or Group CDTO)	April 1992	Joined The Bank of Tokyo, Ltd.
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2022	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2023	Managing Corporate Executive of MUFG (incumbent)

Notes:	The following abbreviations are used in the table above:
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

B.Compensation
The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2023 to our directors and corporate executives consisted of annual base salaries, performance-based stock compensation, cash bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executives.
The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2023 to our directors (excluding outside directors), corporate executives and outside directors:

			Non-Adjustable Compensation		Adjustable Compensation
Classification	Number of Recipients(1)	Aggregate Compensation	Annual Base Salary(2)	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation
		(in millions)
Directors (excluding outside directors)	6	¥721	¥338	¥59	¥217	¥107
Corporate Executives	18	¥1,968	¥1,046	¥318	¥416	¥188
Outside Directors	9	¥244	¥244	―	―	―

Notes:
(1)Includes the current directors and corporate executives as well as those who retired during the fiscal year ended March 31, 2023.
(2)Includes other benefits.

The following table sets forth the details of individual compensation paid, including benefits in kind granted by MUFG and its subsidiaries, in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2023:

			Non-Adjustable Compensation		Adjustable Compensation
Directors	Aggregate Compensation	Paid by	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation
	(in millions)
Kanetsugu Mike	¥162	MUFG	¥52	¥21	¥66	¥23
Hironori Kamezawa	¥257	MUFG	¥71	¥23	¥99	¥39
		BK	18	7	―	―
Iwao Nagashima	¥194	MUFG	¥35	¥8	¥37	¥17
		TB	35	14	31	17
Junichi Hanzawa	¥250	MUFG	¥42	¥10	¥49	¥20
		BK	46	14	49	20
Makoto Kobayashi	¥113	MUFG	¥19	¥3	¥24	¥11
		SCHD	9	2	12	5
		MUMSS	¥9	¥2	¥12	¥5
Yoshitaka Shiba	¥100	MUFG	¥61	¥13	¥17	¥9
Naomi Hayashi	¥141	MUFG	¥44	¥10	¥20	¥7
		BK	26	16	13	5
Atsushi Miyata	¥141	MUFG	¥44	¥10	¥20	¥7
		BK	26	16	13	5
Teruyuki Sasaki	¥116	MUFG	¥39	¥7	¥10	¥5
		BK	22	23	6	4

Note:	(1) The following abbreviations are used in the table above:
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
The second performance-based stock compensation plan commenced on December 1, 2016. The trust for the plan was funded with 8.8 billion in cash, and an aggregate of 13,004,300 shares of MUFG common stock were purchased by the trustee of the plan trust in November 2016 and May 2017. The plan was adopted to replace the outstanding stock acquisition rights under our previous stock-based compensation structure. Upon the adoption of the plan, the stock acquisition rights that had been allotted to grantees but remained unexercised under the then-outstanding stock-based compensation plans were exchanged for points under the performance-based stock compensation plan, and the rights to receive shares of MUFG common stock represented by these points were vested. The outstanding stock acquisition rights of grantees who were on overseas assignments at the time of the adoption of the plan were exchanged for points under the performance-based stock compensation plan upon their return to Japan. Each grantee receives shares of MUFG common stock in exchange for points upon the grantee’s departure from his or her job responsibilities based on which the right to receive such shares was granted.
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
The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUFG Americas Holdings and the trustee. As of June 30, 2023, 148,089,572 RSUs have been granted under the plan, of which 15,614,429 RSUs were outstanding as of June 30, 2023.
For more information on the plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Share Ownership
As of July 1, 2023, our directors and corporate executives held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Mariko Fujii	—
Keiko Honda	—
Kaoru Kato	—
Satoko Kuwabara	—
Hirofumi Nomoto	25,000
David Sneider	―
Koichi Tsuji	—
Tarisa Watanagase	—
Kenichi Miyanaga	183,678
Ryoichi Shinke	1,100
Iwao Nagashima	129,081
Junichi Hanzawa	58,900
Makoto Kobayashi	153,058

Corporate Executives	Number of Shares Registered
Kanetsugu Mike	292,062
Hironori Kamezawa	69,639
Yoshitaka Shiba	129,403
Tetsuya Yonehana	89,922
Takayuki Yasuda	30,500
Yasushi Itagaki	―
Hiroshi Mori	8,285
Yutaka Miyashita	26,400
Keitaro Tsukiyama	26,769
Fumitaka Nakahama	11,269
Toshiki Ochi	18,800
Hiroyuki Seki	23,150
Hideaki Takase	15,800
Shuichi Yokoyama	39,800
Kenji Horikawa	61,667
Tadashi Yamamoto	9,400
Seiichiro Akita	3,712

None of the shares of our common stock held by our directors and corporate executives have voting rights that are different from shares of our common stock held by any other shareholder.
For information on the performance-based stock compensation for our directors and corporate executives, see “—Performance-based Stock Compensation Plans.”

C.Board Practices
Our articles of incorporation provide for a board of directors with statutorily mandated nominating and governance committee, audit committee and compensation committee, each consisting of members of the board of directors. We have also elected, though not statutorily mandated under the Companies Act of Japan, to establish a risk committee consisting of directors and external experts. We also have a U.S. risk committee pursuant to the U.S. Enhanced Prudential Standards for foreign banking organizations. Our corporate executives are responsible for executing and managing our business operations based on a delegation of authority by the board of directors, and our directors set our key management policies and oversee the execution of duties by these corporate executives.
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

•if the person has been a non-executive director, a corporate auditor, or an accounting adviser (kaikei sanyo) of the company or any of its subsidiaries within the ten years prior to his or her assumption of office as outside director, the person was not an executive director, who is a director concurrently performing an executive role, a corporate executive, a manager or any other type of employee of the company or any of its subsidiary in the ten years prior to his or her assumption of office as such;
•the person is not a director, a corporate executive, a manager or any other type of employee of the company’s parent company, or a natural person who controls the company;
•the person is not an executive director, who is a director concurrently performing an executive role, a corporate executive, a manager or any other type of employee of another subsidiary of the company’s parent company or another company controlled by a natural person who controls the company; and
•the person is not the spouse or a family member within the second degree of kinship of a director, a corporate executive, a manager, or any other type of important employee of the company, or a natural person who controls the company.
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
Board of Directors
Our board of directors consists of directors who are elected at a general meeting of shareholders. Under our articles of incorporation, the number of directors may not exceed 20. We currently have 15 directors, eight of whom are independent outside directors and two of whom are internal non-executive directors. Companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have one third (or, in cases where such companies deem appropriate, the majority) of directors qualify as independent outside directors, or publicly disclose the reason for not having such directors on the board of directors.
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
Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Further, companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have the majority of nominating committee members in principle qualify as independent outside directors or publicly disclose the reason for not having such directors on the nominating committee. Our nominating committee, which we call the nominating and governance committee, currently consists of five directors. The chairman of the committee is Hirofumi Nomoto, an independent outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Satoko Kuwabara, who are independent outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2022 and March 2023, the nominating and governance committee met 11 times.
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
Under the Companies Act, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our committee currently has five members. The chairman of the committee is Koichi Tsuji, an independent outside director. The other members of the committee are Keiko Honda and Kaoru Kato, who are independent outside directors, and Kenichi Miyanaga and Ryoichi Shinke, who are non-executive directors. Between April 2022 and March 2023, the audit committee met 16 times.
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
Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Further, companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have the majority of compensation committee members in principle qualify as independent outside directors or publicly disclose the reason for not having such directors on the compensation committee. Our compensation committee currently consist of five directors. The chairman of the committee is Satoko Kuwabara, an independent outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Hirofumi Nomoto, who are independent outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2022 and March 2023, the compensation committee met 7 times.
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
MUFG Corporate Governance Policies provide that the committee shall consist of directors and external experts. External experts are professionals with no prior employment relationship with any of the MUFG group companies. The committee currently has eight members. The chairperson of the committee is Mariko Fujii, an independent outside director. The other members of this committee are David Sneider and Tarisa Watanagase, who are independent outside directors, Hideaki Takase, Managing Corporate Executive and Group CSO, and Shinichi Koide, Atsushi Miyanoya, Kazuhiko Ohashi and Takeo Hoshi, who are external experts. Between April 2022 and March 2023, the risk committee met four times.

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
Under the Companies Act, at least one corporate executive must be appointed by a resolution of the board of directors. We currently have 17 corporate executives. Under our articles of incorporation, the board of directors shall appoint a president and a deputy president, who, as representative corporate executives, may represent us severally. The term of office of each corporate executive expires at the conclusion of the first meeting of the board of directors convened after the ordinary general meeting of shareholders for the last fiscal year that ends within one year following the corporate executive’s assumption of office.
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
D.Employees
As of March 31, 2023, we had approximately 121,800 employees, a decrease of approximately 7,900 employees compared with the number of employees as of March 31, 2022 primarily due to the sale of MUFG Union Bank, N.A. in December 2022. In addition, as of March 31, 2023, we had approximately 27,900 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2023:

Business unit
MUFG Bank:
Retail & Commercial Banking Business Unit	13%
Japanese Corporate & Investment Banking Business Unit	3
Global Corporate & Investment Banking Business Unit	2
Global Commercial Banking Business Unit	40
Global Markets Business Unit	1
Digital Service Business Unit	2
Corporate Center/Corporate Staff	16
Mitsubishi UFJ Trust and Banking:
Trust-Banking	3
Trust Assets	5
Real Estate	1
Global Markets	0
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Retail & Commercial Banking Business Unit	2
Japanese Corporate & Investment Banking Business Unit	1
Global Corporate & Investment Banking Business Unit	0
Global Commercial Banking Business Unit	0
Trust Assets Business Unit	0
Global Markets Business Unit	1
Digital Service Business Unit	0
Corporate Center/Corporate Staff	2
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	1
Systems & Systems Integration Division	0
Corporate Division	0
Others	0
Others	3
100%

Location
MUFG Bank:
Japan	25%
United States	4
Europe	2
Asia/Oceania excluding Japan	46
Other areas	1
Mitsubishi UFJ Trust and Banking:
Japan	8
United States	1
Europe	1
Asia/Oceania excluding Japan	1
Mitsubishi UFJ Securities Holdings:
Japan	5
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	3
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	3
100%
Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.
E.Share Ownership
The information required by this item is set forth in “—B. Compensation.”
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.    Major Shareholders and Related Party Transactions.
A.Major Shareholders
Common Stock
As of March 31, 2023, we had 1,064,553 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2023, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue(3)
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	1,945,291,400	15.33%
Custody Bank of Japan, Ltd. (Trust account)(1)	741,362,200	5.84%
SSBTC CLIENT OMNIBUS ACCOUNT	257,748,540	2.03%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS(2)	241,322,875	1.90%
STATE STREET BANK WEST CLIENT - TREATY 505234	218,331,191	1.72%
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company retirement benefit trust account)	175,000,000	1.37%
JP MORGAN CHASE BANK 385781	166,053,638	1.30%
JPMorgan Securities Japan Co., Ltd.	152,600,825	1.20%
Toyota Motor Corporation	149,263,153	1.17%
GOVERNMENT OF NORWAY	147,989,424	1.16%
Total	4,194,963,246	33.02%

Notes:
(1)Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)An owner of record for our ADSs.
(3)Numbers are truncated after two decimal points.
(4)According to a beneficial ownership report on Schedule 13G filed with the SEC by BlackRock Inc. on February 1, 2023, BlackRock and its consolidated subsidiaries beneficially owned an aggregate of 6.2% of the outstanding shares of our common stock as of December 31, 2022. Other than as described in the table above, we have not independently confirmed this beneficial ownership information. According to a beneficial ownership report on Schedule 13G filed with the SEC by Sumitomo Mitsui Trust Holdings, Inc. on February 3, 2023, Sumitomo Mitsui Trust Holdings and its consolidated subsidiaries beneficially owned an aggregate of 5.6% of the outstanding shares of our common stock as of December 31, 2022. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
As of March 31, 2023, 1,573,884 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate executives.
As of March 31, 2023, 1,815,944,634 shares, representing 14.31% of our outstanding common stock, were owned by 407 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 241,322,875 shares, or 1.90%, of our total issued shares of common stock.
Our major shareholders do not have different voting rights.
B.Related Party Transactions
As of March 31, 2023, we held approximately 22.6% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012. In April 2018, we entered into a sales plan with Morgan Stanley and Morgan Stanley & Co. LLC, pursuant to which we will sell portions of the shares of Morgan Stanley common stock that we hold to Morgan Stanley through Morgan Stanley & Co. LLC acting as agent for Morgan Stanley to the extent necessary to ensure that our beneficial ownership will remain below 24. 9%. In December 2020, this sales plan was suspended upon notice by Morgan Stanley to us in accordance with the terms of the plan.
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
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2023, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectability or present other unfavorable features.
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
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2021 and 2022 and for the fiscal years ended December 31, 2020, 2021 and 2022, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 24, 2023.
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

Distributions
Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥16.0 per share of our common stock (in addition to interim dividends of ¥16.0 per share of our common stock) for the fiscal year ended March 31, 2023 were approved by shareholders at the ordinary general meeting of shareholders held on June 29, 2023.
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
Common Stock
As of March 31, 2023, a total of 12,687,710,920 shares of common stock (including 665,392,775 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.
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
D.Exchange Controls
Foreign Exchange and Foreign Trade Law
The following is a general summary of major Japanese foreign exchange controls regulations applicable to holders of shares of our common stock or voting rights thereunder who are “foreign investors,” as described below. The statements regarding Japanese foreign exchange controls regulations set forth below are based on the laws and regulations in force and as interpreted by the Japanese authorities as of the date of this Annual Report and are subject to subsequent changes in the applicable Japanese laws or interpretations thereof. This summary is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of our common stock or voting rights thereunder by consulting their own advisors.
The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances incidental thereto, collectively known as the Foreign Exchange Law, set forth, among other matters, regulations relating to the receipt by non-residents of Japan of payment with respect to shares to be issued by us and the acquisition and holding of shares and voting rights by non-residents of Japan and foreign investors, both as defined below. It also applies to the acquisition and holding of ADSs representing authority to exercise our voting rights by foreign investors that constitutes an “inward direct investment” as described below.
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

Inward Direct Investment in Shares of Listed Companies
For the purpose of the regulations in connection with an “inward direct investment” under the Foreign Exchange Law, Japanese listed companies are classified into the following categories:
(i) companies engaged only in the businesses other than certain businesses (the “Designated Businesses”) designated by the Foreign Exchange Act as Designated Businesses;
(ii) companies engaged in the Designated Businesses other than the certain Designated Businesses designated by the Foreign Exchange Act as core sector businesses (the “Core Sector Designated Businesses”); and
(iii) companies engaged in the Core Sector Designated Businesses.
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list published by the Minister of Finance at April 24, 2023, businesses which are currently engaged in by us are classified as category (ii), i.e., the Designated Business other than the Core Sector Designated Businesses.

Definition of Inward Direct Investment

If a foreign investor acquires shares or voting rights of a Japanese company that is listed on a Japanese stock exchange and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 1% or more of the issued shares or the total number of voting rights of the relevant company, such acquisition constitutes an “inward direct investment.” In addition, acquisition of the authority to exercise, or instruct to exercise, voting rights held by other shareholders that results in the foreign investor, in combination with any existing shareholding, directly or indirectly holding 1% or more of the total number of voting rights of the relevant company, constitutes an “inward direct investment.”
In addition to the acquisitions of shares or voting rights described above, if a foreign investor (i) is granted the authority to exercise proxy voting rights on behalf of other shareholders of the relevant company regarding certain matters which may control substantially or have material influence on the management of such company such as the election or removal of directors or (ii) obtains consent from another foreign investor holding the voting rights of the relevant company to exercise the voting rights of such company jointly, and, in each case, as a result of any of these arrangements, the number of the voting rights directly or indirectly held by the foreign investor, including the total number of the voting rights subject to such proxy, or the sum of the number of the voting rights directly or indirectly held by the foreign investor and such other foreign investors subject to such joint voting agreement, as the case may be, is 10% or more of the total number of voting rights of the relevant company, each such arrangement regarding voting rights (“voting arrangement”) constitutes an “inward direct investment.” Additionally, if a foreign investor who directly or indirectly holds 1% or more of the total voting rights of a Japanese listed company, at a general meeting of shareholders, consents to certain proposals having material influence on the management of such company such as (i) election of such foreign investor or its related persons (as defined in the Foreign Exchange Act) as directors or corporate auditors of the relevant company or (ii) transfer or discontinuation of its business, such consent will also constitute an “inward direct investment.”

Prior Notification Requirements
If a foreign investor intends to consummate an acquisition of shares or voting rights of a Japanese listed company that constitutes an “inward direct investment” as described above, in certain circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Act or where that Japanese company is engaged in the Designated Businesses, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers.
However, a foreign investor seeking to acquire shares or voting rights of a Japanese listed company or the authority to exercise, either directly or through instructions, voting rights held by other shareholders that constitutes an “inward direct investment” may be eligible for the exemptions, if certain conditions are met.
In the case of an acquisition of shares or voting rights or the authority to exercise, voting rights of a Japanese listed company that is engaged in the Designated Businesses other than Core Sector Designated Businesses, like us, the foreign investor may be exempted from the prior notification requirement if such foreign investor complies with the following conditions:
(i) the foreign investor or its closely-related persons (as defined in the Foreign Exchange Law) will not become directors or corporate auditors of the relevant company;
(ii) the foreign investor will not make certain proposals (as prescribed in the Foreign Exchange Law) at a general meeting of shareholders, including transfer or discontinuation of the Designated Businesses of the relevant company; and
(iii) the foreign investor will not access non-public technical information in relation to the Designated Businesses of the relevant company, or take certain other actions that may lead to the leak of such non-public technical information (as prescribed in the Foreign Exchange Law).
Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Law (including (a) investors who have records of certain sanctions due to violations of the Foreign Exchange Law and (b) certain investors who are state-owned enterprises or other related entities excluding those who are accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above.
In addition, if a foreign investor intends to make a voting arrangement with respect to a Japanese listed company engaged in the Designated Businesses or consents to a proposal at a general meeting of shareholders of such company, in each case, that constitutes an “inward direct investment” as described above, in certain circumstances, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. However, the exemptions from the prior notification requirements may be available in the cases where the relevant voting arrangement is regarding matters other than certain matters which may control substantially or have material influence on the management of the relevant company, such as the election or removal of directors, which would have required prior notification.

Procedures for Prior Notification

If such prior notification is filed, the proposed inward direct investment may not be consummated until after 30 days have passed from the date of filing, although this screening period may be shortened to two weeks unless the Ministers deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to review the proposed inward direct investment and may recommend any modification or abandonment of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or abandonment of such inward direct investment. In addition, if the Ministers consider the proposed inward direct investment to be an inward direct investment that is likely to cause damage to the national security of Japan and, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above; (ii) consummates such inward direct investment before the expiration of the screening period described above; (iii) in connection with such inward direct investment, makes false statements in the prior notification described above; or (iv) does not follow the recommendation or order issued by the Ministers to modify or abandon such inward direct investment, the Ministers may order such foreign investor to dispose of all or part of the shares acquired or take other measures.

Post Facto Reporting Requirements
A foreign investor who consummates an inward direct investment as described above through an acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed company that is engaged in the Designated Businesses, but is not subject to the prior notification requirements described above due to the exemptions from such prior notification requirements, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese company within 45 days of such inward direct investment when, as a result of such acquisition, the foreign investor (excluding, in the cases of (i) and (ii) below, a foreign investor who falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Law)) directly or indirectly holds (i) 1% or more but less than 3% of the total number of issued shares or voting rights, for the first time, (ii) 3% or more but less than 10% of the total number of issued shares or voting rights, for the first time, or (iii) 10% or more of the total number of issued shares or voting rights.

Deposit and Withdrawal under American Depositary Facility
The deposit of shares with us, in our capacity as custodian and agent for the depositary, in Tokyo, the issuance of ADSs by the depositary to a non-resident of Japan in respect of the deposit and the withdrawal of the underlying shares upon the surrender of the ADSs, in each case by a foreign investor, where such acquisition of ADSs or withdrawal of the underlying shares constitutes an inward direct investment, in general, a prior notification will be required unless the exemption is available, as noted above, and if such prior notification is not required due to the exemption, a post facto report will be required, as noted above.
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
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or a trust
•the administration of which is subject to (1) the supervision of a court within the United States and (2) the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code; or
•that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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
If a U.S. holder is eligible for benefits under the Tax Convention, the holder may be able to claim a reduced rate of Japanese withholding tax. All U.S. holders should consult their tax advisors about their eligibility for reduction of Japanese withholding tax. A U.S. holder may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. A U.S. holder would be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Tax Convention. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” However, recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Further, in certain circumstances, if a U.S. holder:
•has held shares or ADSs for less than a specified minimum period during which such U.S. holder is not protected from the risk of loss; or
•is obligated to make payments related to the dividends,
such U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct Japanese withholding taxes on dividends in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing U.S. foreign tax credits are very complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.
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
Multiple sets of proposed Treasury regulations and an earlier IRS notice would convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. The various proposed Treasury regulations and IRS notice have different (and in some respects inconsistent) requirements for qualifying as an active bank, and for determining the banking income that may be excluded from passive income under this special rule for active banks. Moreover, the proposed Treasury regulations (some of which have been outstanding since 1995, and others of which were recently issued in 2021) will not be effective unless finalized. There can be no assurance that the proposed Treasury regulations will be finalized in their current form. Because final regulations have not been issued, the definition of banking income for purposes of the active bank exception is unclear under both the proposed Treasury regulations and the notice. Based upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2023. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2024 or any future taxable year due to changes in our income or asset composition or changes to applicable Treasury and IRS guidance (including as a result of the final regulations). In addition, a decrease in the price of our shares may also result in our becoming a PFIC. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.
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

J.Annual Report to Security Holders
We submitted an English translation of our local annual report to security holders in electronic format as exhibits to a report on Form 6-K, dated May 31, 2023.

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

Type of Risk	Definition

Credit Risk	The risk of financial loss in credit assets (including off-balance sheet instruments) caused by deterioration in the credit condition of counterparties. This category includes country risk.

Market Risk	The risk of financial loss where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices and foreign exchange rates. Market liquidity risk is the risk of financial loss caused by the inability to secure market transactions at the required volume or price levels as a result of market turbulence or lack of trading liquidity.

Funding Liquidity Risk	The risk of incurring loss if a poor financial position at a group company hampers the ability to meet funding requirements or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events.

•Operations Risk	The risk of incurring losses arising from negligence of correct operational processing, incidents or misconduct involving officers or staff, as well as risks similar to this risk.

•Information Risk	The risk of loss caused by loss, alteration, falsification or leakage of personal or other confidential information, as well as risks similar to such risk.

• IT Risk	The risk of loss arising from destruction, suspension, malfunction or misuse of IT, or unauthorized alteration and leakage of electronic data caused by insufficient IT systems planning, development or operations or by vulnerabilities of or external threats to IT system security, including cybersecurity, as well as risks similar to such risk.

•Tangible Asset Risk	The risk of loss due to damage to tangible assets or deterioration in the operational environment caused by disasters or inadequate asset maintenance, as well as risks similar to this risk. Tangible assets include movable and immovable property, including owned or leased land and buildings, facilities incidental to buildings, and fixtures and fittings.

• Personnel Risk	The risk of loss due to an outflow or loss of human resources or deterioration in employee morale, as well as risks similar to this risk.

•Incompliance with Laws and Regulations Risk	The risk of loss due to failure to comply with laws and regulations, as well as risks similar to such risk.

• Legal Risk	The risk of loss due to failure to identify or address legal issues relating to contracts and other business operations or insufficient handling of lawsuits, as well as risks similar to such risk.

Reputation Risk	The risk of harm to our corporate value arising from perceptions of our customers, shareholders, investors or other stakeholders and in the market or society that we deviate from their expectations or confidence.

Model Risk	The risk of loss due to decision-making based on information provided by an inaccurate model or the misuse of a model.
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
Implementation of Basel Standards
In determining capital ratios under the FSA guidelines implementing Basel III, we and our major banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2023. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUFG Americas Holdings has adopted a phased rollout of the Internal Ratings-Based Approach. We reflect market risk in our risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines implementing Basel III, we reflect operational risk in our risk-weighted assets by using the Advanced Measurement Approach and the Basic Indicator Approach.
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
Risk Management of Strategic Equity Portfolio
We hold shares of various corporate clients for strategic purposes, in particular to maintain long-term relationships with these clients. These investments have the potential to increase business revenue and appreciate in value. At the same time, we are exposed to the risk of price fluctuations in the Japanese stock market. For that reason, in recent years, it has been a high priority for us to reduce our equity portfolio to limit the risks associated with holding a large equity portfolio, but also to respond to applicable regulatory requirements as well as increasing market expectations and demands for us to reduce our equity portfolio. We are required to comply with a regulatory framework that prohibits Japanese banks from holding an amount of shares in excess of their adjusted Tier 1 capital. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Investment Portfolio.”
We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2023 was subject to a variation of approximately ¥2.0 billion when TOPIX index moves one point in either direction.
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
Summaries of Market Risks
Trading activities
The aggregate VaR for our total trading activities as of March 31, 2023 was ¥ 2.88 billion, comprising interest rate risk exposure of ¥2.27 billion, foreign exchange risk exposure of ¥1.23 billion, and equity-related risk exposure of ¥0.25 billion. Our average daily VaR for the fiscal year ended March 31, 2023 was ¥2.14 billion.
Due to the nature of trading operations which involves frequent changes in trading positions, market risk may vary substantially during and between measurement periods, depending on our trading positions.
The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2021—March 31, 2022	Average	Maximum(1)	Minimum(1)	March 31, 2022
	(in billions)
MUFG	¥1.37	¥1.97	¥0.97	¥1.14
Interest rate	1.41	2.03	1.11	1.35
Yen	0.85	1.39	0.53	0.82
U.S. Dollars	1.11	3.77	0.56	1.01
Foreign exchange	0.38	0.81	0.23	0.24
Equities	0.24	0.82	0.11	0.16
Commodities	0.00	0.00	0.00	0.00
Less diversification effect	(0.66)	—	—	(0.61)

April 1, 2022—March 31, 2023	Average	Maximum(1)	Minimum(1)	March 31, 2023
	(in billions)
MUFG	¥2.14	¥3.25	¥1.25	¥2.88
Interest rate	2.02	2.74	1.36	2.27
Yen	1.19	2.41	0.76	1.21
U.S. Dollars	1.43	1.92	0.89	1.55
Foreign exchange	0.64	1.36	0.21	1.23
Equities	0.22	0.55	0.07	0.25
Commodities	0.00	0.01	0.00	0.00
Less diversification effect	(0.74)	—	—	(0.87)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 1 business day
Confidence interval: 95%
Observation period: 250 business days

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter in the fiscal year ended March 31, 2023 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2022	¥1.58
July—September 2022	1.97
October—December 2022	2.39
January—March 2023	2.63
The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2023, the revenue from our trading activities has been relatively stable, keeping positive numbers in 217 days out of 261 trading days in the period. During the same period, there were 146 days with positive revenue exceeding ¥1 billion and 15 days with negative revenue exceeding minus ¥1 billion.
Non-trading Activities
The aggregate VaR for our total non-trading activities as of March 31, 2023, excluding market risks related to our strategic equity portfolio, was ¥974.0 billion. Market risk related to interest rates equaled ¥923.4 billion and equities-related risk equaled ¥85.9 billion. Compared with the VaR as of March 31, 2022, we experienced an increase in market risk during the fiscal year ended March 31, 2023, primarily due to an increase in interest rate risk.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 91% of our total non-trading activity market risks as of March 31, 2023. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2023, the Japanese yen accounted for approximately 29% while the U.S. dollar accounted for approximately 67%, and the euro approximately 4%, with a 12 percentage point decrease in the Japanese yen, a 12 percentage point increase in the U.S. dollar and the euro remaining unchanged compared to March 31, 2022.
For a description of our strategic equity investment risk management, see “—Risk Management of Strategic Equity Portfolio.”
The following tables set forth the VaR related to our non-trading activities by risk category for the periods indicated:

April 1, 2021—March 31, 2022	Average	Maximum(1)	Minimum(1)	March 31, 2022
	(in billions)
Interest rate	¥460.0	¥517.0	¥397.6	¥506.9
Yen	201.5	257.7	174.8	252.7
U.S. Dollars	313.0	370.8	276.6	336.0
Foreign exchange	2.1	3.9	1.3	2.1
Equities(2)	234.4	329.3	169.9	197.6
Commodities	0.4	4.5	0.0	0.0
Less diversification effect	(143.2)	—	—	(123.7)
Total	553.7	623.5	479.0	582.9

April 1, 2022—March 31, 2023	Average	Maximum(1)	Minimum(1)	March 31, 2023
	(in billions)
Interest rate	¥628.4	¥923.4	¥463.1	¥923.4
Yen	272.0	332.6	207.1	332.6
U.S. Dollars	439.6	751.7	322.9	751.7
Foreign exchange	4.4	7.7	1.6	7.1
Equities(2)	156.8	204.9	85.9	85.9
Commodities	0.1	1.2	0.0	0.1
Less diversification effect	(72.4)	—	—	(42.5)
Total	717.3	974.0	551.8	974.0

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:
(1)The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.
The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2023 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2022	¥490.32
July—September 2022	576.70
October—December 2022	706.65
January—March 2023	740.91

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
Hypothetical losses never exceeded the VaR amount in the fiscal year ended March 31, 2023. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.
The following graph shows daily VaR of trading activities and the distribution of corresponding hypothetical profits and losses for the fiscal year ended March 31, 2023:

The following graph shows VaR of trading activities and hypothetical profits and losses on a daily basis for the fiscal year ended March 31, 2023:

Stress Testing
Actual losses may exceed the value at risk obtained by the application of an HS VaR model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model. In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing, as appropriate, on our HS-VaR model for our non-trading activities by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. In addition, MUFG and its major subsidiaries measure stressed VaR for their trading activities and non-trading activities relating to foreign exchange and commodities on an aggregate basis based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.
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
For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.” See also “Item 3.D. Key Information—Risk Factors—Funding Liquidity Risk—Market illiquidity and other external circumstances and an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity.”
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
With the aim of preventing any recurrence and minimizing risk or loss, we also work to promote sharing on a group-wide basis of experience, knowledge and expertise related to system failures. In addition, we have contingency plans, including alternatives for both operations and systems, designed for our operational resilience to recover quickly and reduce the scope and magnitude of impact of such failures.
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
We continue to develop our risk management capabilities for emerging technologies, such as artificial intelligence (AI), robotic process automation (RPA) and blockchain, considering, among other things, the maturity and usage of such technologies.
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
Fees Waived or Paid by the Depositary
The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include the expenses relating to the delivery of annual reports, dividend fund remittances, stationery, postage and photocopying. For the fiscal year ended March 31, 2023, the Depositary waived $130,968.31 of standard out-of-pocket expenses.
The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based and conditioned on the number of outstanding ADSs and the amount of dividend fees collected by the Depositary. For the fiscal year ended March 31, 2023, the Depositary reimbursed us $1.0 million for such expenses.

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
Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2023.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2023 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2023.
The effectiveness of our internal control over financial reporting as of March 31, 2023 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 146.
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
(Kabushiki Kaisha Mitsubishi UFJ Financial Group):
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework(2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2023, of the MUFG Group and our report dated July 24, 2023, expressed an unqualified opinion on those financial statements.
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
July 24, 2023

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
Item 16B.     Code of Ethics.
We have adopted a code of ethics, which consists of internal rules named MUFG Group Code of Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The MUFG Group Code of Conduct was most recently amended on April 1, 2023 primarily to update and streamline explanatory commentaries. A copy of the MUFG Group Code of Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this Annual Report.
No waivers of the MUFG Group Code of Conduct or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2023.
Item 16C.     Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu LLC
The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2022 and 2023 are presented in the following table:

	2022	2023
	(in millions)
Audit fees	¥9,716	¥9,077
Audit-related fees	262	591
Tax fees	131	105
Total	¥10,109	¥9,774
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
Audit-related fees—Audit-related fees primarily include accounting consultations, assurance services and agreed upon procedures on internal controls, employee benefit plan audit, and advisory services relating to internal control reviews.
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
Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% of the total fees paid to Deloitte Touche Tohmatsu LLC for each of the fiscal years ended March 31, 2022 and 2023.
Item 16D.     Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2022	1,575	¥763.37	—	—
May 1 to May 31, 2022	35,305,055	729.68	35,303,700	564,696,300
June 1 to June 30, 2022	70,159,360	741.07	70,157,900	494,538,400
July 1 to July 31, 2022	77,152,763	725.28	77,150,300	417,388,100
August 1 to August 31, 2022	83,246,373	726.55	83,244,200	334,143,900
September 1 to September 30, 2022	61,443,812	723.56	61,441,900	272,702,000
October 1 to October 31, 2022	91,629,464	669.58	91,628,300	181,073,700
November 1 to November 30, 2022	1,753	710.34	—	—
December 1 to December 31, 2022	90,509,235	776.78	90,506,600	209,493,400
January 1 to January 31, 2023	77,452,725	936.26	77,450,700	132,042,700
February 1 to February 28, 2023	7,403,168	970.36	7,400,600	124,642,100
March 1 to March 31, 2023	2,670	910.90	—	—
Total	594,307,953	¥757.21	594,284,200	ー

Notes:
(1)The shares purchased were shares constituting less than one unit (100 shares) purchased from registered holders of the shares, each at the current market price, in addition to those purchased as part of the publicly announced program described in Note (2) below.
(2)During May to October 2022, we repurchased 418,926,300 shares of our common stock for ¥299,999,909,768 under a share repurchase program that was adopted D May 16, 2022 and completed in November 2022. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 600,000,000 shares of our common stock and ¥300 billion between May 17, 2022 and November 11, 2022. On November 30, 2022, we cancelled the repurchased shares. Also, During December 2022 to January 2023, we repurchased 175,357,900 shares of our common stock for ¥149,999,996,001 under a share repurchase program that was adopted on November 14, 2022 and completed in January 2023. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 300,000,000 shares of our common stock and ¥150 billion between December 2, 2022 and January 31, 2023. On February 28, 2023, we cancelled the repurchased securities.
We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2023.
As for our Performance-based Stock Compensation Plans, there were no stock purchases during the fiscal year ended March 31, 2023. In connection with the MUFG Americas Holdings Corporation Stock Bonus Plan, 13,700,757 ADSs were purchased by the trustee of the independent trust between April 1, 2022 and March 31, 2023.
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
Our corporate governance policies, which are called the “MUFG Corporate Governance Policies,” are based on applicable home-country rules, particularly the Tokyo Stock Exchange rules, which require listed companies, such as us, to adopt a corporate governance code setting forth fundamental principles designed to establish an effective corporate governance system or explain in their corporate governance reports the reasons for not adopting such a code. We disclose these policies on our website. The Tokyo Stock Exchange rules regarding corporate governance became stricter for companies listed on the Prime Market, including us, starting in April 2022, including without limitation those discussed in 1, 3 and 4 above.
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
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2021 and 2022 and for the fiscal years ended December 31, 2020, 2021 and 2022, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 24, 2023.
Item 19.     Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2022 (English translation)
1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*
1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2022 (English translation)**
1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on August 2, 2022 (English Translation)
1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on February 3. 2023 (English translation)
1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
2(a)	Form of American Depositary Receipt*
2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder*
2(c)	Description of Securities***
4(a)	Share Purchase Agreement, dated September 21, 2021, among Mitsubishi UFJ Financial Group, Inc., MUFG Americas Holdings Corporation and U.S. Bancorp**
4(b)	Amendment No. 1 to the Share Purchase Agreement, dated May 10, 2022
8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”
11	MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2023****
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2023*****

Exhibit	Description
99(c)	Financial Statements and Supplementary Data of Morgan Stanley******
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

Notes:
*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 8, 2022.
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
******    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 24, 2023.

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
The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2021, 2022 and 2023. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. Average balances in the tables include those relating to the assets and liabilities held for sale of MUFG Union Bank. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2021			2022			2023
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥38,009,750	¥33,413	0.09%	¥41,455,342	¥35,325	0.09%	¥36,816,513	¥29,336	0.08%
Foreign	9,905,602	23,142	0.23	12,303,262	22,067	0.18	14,346,858	329,718	2.30
Total	47,915,352	56,555	0.12	53,758,604	57,392	0.11	51,163,371	359,054	0.70
Call loans and funds sold:
Domestic	514,946	107	0.02	1,083,472	62	0.01	1,196,362	3,677	0.31
Foreign	505,869	4,614	0.91	396,886	4,356	1.10	583,746	16,177	2.77
Total	1,020,815	4,721	0.46	1,480,358	4,418	0.30	1,780,108	19,854	1.12
Receivables under resale agreements:
Domestic	6,318,701	(5,121)	(0.08)	5,112,747	(4,910)	(0.10)	5,937,814	(21,614)	(0.36)
Foreign	8,234,923	74,175	0.90	7,263,156	24,401	0.34	7,790,682	137,645	1.77
Total	14,553,624	69,054	0.47	12,375,903	19,491	0.16	13,728,496	116,031	0.85
Receivables under securities borrowing transactions:
Domestic	1,938,906	1,782	0.09	1,789,988	2,487	0.14	2,115,629	16,330	0.77
Foreign	1,153,667	7,670	0.66	1,232,193	507	0.04	1,815,906	27,114	1.49
Total	3,092,573	9,452	0.31	3,022,181	2,994	0.10	3,931,535	43,444	1.11
Trading account assets:
Domestic	9,641,674	38,554	0.40	9,980,365	48,607	0.49	11,245,370	57,270	0.51
Foreign	22,805,949	334,646	1.47	23,319,951	351,578	1.51	21,076,033	494,102	2.34
Total	32,447,623	373,200	1.15	33,300,316	400,185	1.20	32,321,403	551,372	1.71
Investment securities(1):
Domestic	43,679,522	141,557	0.32	49,365,484	145,586	0.29	50,504,454	165,188	0.33
Foreign	8,568,989	156,703	1.83	9,417,502	168,910	1.79	12,603,729	382,800	3.04
Total	52,248,511	298,260	0.57	58,782,986	314,496	0.54	63,108,183	547,988	0.87
Loans(2):
Domestic	68,785,326	618,678	0.90	66,686,589	598,484	0.90	68,042,979	746,937	1.10
Foreign	48,852,657	1,322,076	2.71	46,772,112	1,133,478	2.42	56,942,271	2,226,730	3.91
Total	117,637,983	1,940,754	1.65	113,458,701	1,731,962	1.53	124,985,250	2,973,667	2.38
Total interest-earning assets:
Domestic	168,888,825	828,970	0.49	175,473,987	825,641	0.47	175,859,121	997,124	0.57
Foreign	100,027,656	1,923,026	1.92	100,705,062	1,705,297	1.69	115,159,225	3,614,286	3.14
Total	268,916,481	2,751,996	1.02	276,179,049	2,530,938	0.92	291,018,346	4,611,410	1.58
Non-interest-earning assets:
Cash and due from banks	42,417,354			51,911,727			54,355,901
Other non-interest-earning assets	45,669,470			43,795,286			52,138,693
Allowance for credit losses	(1,010,734)			(1,297,725)			(1,361,071)
Total non-interest-earning assets	87,076,090			94,409,288			105,133,523
Total assets	¥355,992,571			¥370,588,337			¥396,151,869

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

	Fiscal years ended March 31,
	2021			2022			2023
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥135,662,556	¥35,308	0.03%	¥142,382,405	¥34,432	0.02%	¥143,977,238	¥100,837	0.07%
Foreign	47,092,772	294,084	0.62	48,644,527	182,159	0.37	54,856,782	1,069,318	1.95
Total	182,755,328	329,392	0.18	191,026,932	216,591	0.11	198,834,020	1,170,155	0.59
Call money and funds purchased:
Domestic	2,054,431	(536)	(0.03)	1,756,392	(259)	(0.01)	2,876,551	(238)	(0.01)
Foreign	218,895	1,641	0.75	357,691	944	0.26	156,406	4,021	2.57
Total	2,273,326	1,105	0.05	2,114,083	685	0.03	3,032,957	3,783	0.12
Payables under repurchase agreements:
Domestic	15,408,367	40,346	0.26	15,565,212	20,883	0.13	20,895,775	308,826	1.48
Foreign	10,715,710	47,998	0.45	10,153,952	6,226	0.06	10,566,506	169,171	1.60
Total	26,124,077	88,344	0.34	25,719,164	27,109	0.11	31,462,281	477,997	1.52
Payables under securities lending transactions:
Domestic	622,100	(85)	(0.01)	362,987	402	0.11	451,216	486	0.11
Foreign	66,076	3,249	4.92	80,008	4,066	5.08	50,939	687	1.35
Total	688,176	3,164	0.46	442,995	4,468	1.01	502,155	1,173	0.23
Commercial paper:
Domestic	1,027,741	(85)	(0.01)	1,232,999	(76)	(0.01)	1,414,564	(439)	(0.03)
Foreign	3,376,101	18,869	0.56	3,181,684	4,980	0.16	4,863,555	130,175	2.68
Total	4,403,842	18,784	0.43	4,414,683	4,904	0.11	6,278,119	129,736	2.07
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	14,997,400	26,549	0.18	18,302,064	27,177	0.15	14,486,918	31,123	0.21
Foreign	2,833,046	27,070	0.96	3,016,333	19,897	0.66	3,777,939	27,939	0.74
Total	17,830,446	53,619	0.30	21,318,397	47,074	0.22	18,264,857	59,062	0.32
Long-term debt:
Domestic	29,205,636	181,679	0.62	32,236,949	194,458	0.60	34,480,413	331,588	0.96
Foreign	2,632,097	71,815	2.73	2,486,297	65,068	2.62	2,022,887	48,502	2.40
Total	31,837,733	253,494	0.80	34,723,246	259,526	0.75	36,503,300	380,090	1.04
Total interest-bearing liabilities:
Domestic	198,978,231	283,176	0.14	211,839,008	277,017	0.13	218,582,675	772,183	0.35
Foreign	66,934,697	464,726	0.69	67,920,492	283,340	0.42	76,295,014	1,449,813	1.90
Total	265,912,928	747,902	0.28	279,759,500	560,357	0.20	294,877,689	2,221,996	0.75
Non-interest-bearing liabilities	74,398,116			74,559,613			84,973,687
Total equity	15,681,527			16,269,224			16,300,493
Total liabilities and equity	¥355,992,571			¥370,588,337			¥396,151,869
Net interest income and interest rate spread		¥2,004,094	0.74%		¥1,970,581	0.72%		¥2,389,414	0.83%
Net interest income as a percentage of total interest-earning assets			0.75%			0.71%			0.82%
The percentage of total average assets attributable to foreign activities was 33.6%, 32.5% and 35.3% respectively, for the fiscal years ended March 31, 2021, 2022 and 2023.

The percentage of total average liabilities attributable to foreign activities was 33.8%, 32.8% and 35.2%, respectively, for the fiscal years ended March 31, 2021, 2022 and 2023.
Analysis of Net Interest Income
The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021, and the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022.

	Fiscal year ended March 31, 2021 versus fiscal year ended March 31, 2022			Fiscal year ended March 31, 2022 versus fiscal year ended March 31, 2023
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥2,959	¥(1,047)	¥1,912	¥(3,790)	¥(2,199)	¥(5,989)
Foreign	4,938	(6,013)	(1,075)	4,265	303,386	307,651
Total	7,897	(7,060)	837	475	301,187	301,662
Call loans and funds sold:
Domestic	66	(111)	(45)	7	3,608	3,615
Foreign	(1,098)	840	(258)	2,789	9,032	11,821
Total	(1,032)	729	(303)	2,796	12,640	15,436
Receivables under resale agreements:
Domestic	1,069	(858)	211	(913)	(15,791)	(16,704)
Foreign	(7,884)	(41,890)	(49,774)	1,899	111,345	113,244
Total	(6,815)	(42,748)	(49,563)	986	95,554	96,540
Receivables under securities borrowing transactions:
Domestic	(146)	851	705	531	13,312	13,843
Foreign	489	(7,652)	(7,163)	352	26,255	26,607
Total	343	(6,801)	(6,458)	883	39,567	40,450
Trading account assets:
Domestic	1,395	8,658	10,053	6,368	2,295	8,663
Foreign	7,635	9,297	16,932	(36,604)	179,128	142,524
Total	9,030	17,955	26,985	(30,236)	181,423	151,187
Investment securities(2)：
Domestic	17,447	(13,418)	4,029	3,423	16,179	19,602
Foreign	15,267	(3,060)	12,207	70,141	143,749	213,890
Total	32,714	(16,478)	16,236	73,564	159,928	233,492
Loans:
Domestic	(18,839)	(1,355)	(20,194)	12,400	136,053	148,453
Foreign	(54,601)	(133,997)	(188,598)	286,034	807,218	1,093,252
Total	(73,440)	(135,352)	(208,792)	298,434	943,271	1,241,705
Total interest income:
Domestic	3,951	(7,280)	(3,329)	18,026	153,457	171,483
Foreign	(35,254)	(182,475)	(217,729)	328,876	1,580,113	1,908,989
Total	¥(31,303)	¥(189,755)	¥(221,058)	¥346,902	¥1,733,570	¥2,080,472

Notes:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2021 versus fiscal year ended March 31, 2022			Fiscal year ended March 31, 2022 versus fiscal year ended March 31, 2023
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥1,698	¥(2,574)	¥(876)	¥390	¥66,015	¥66,405
Foreign	9,395	(121,320)	(111,925)	26,146	861,013	887,159
Total	11,093	(123,894)	(112,801)	26,536	927,028	953,564
Call money and funds purchased:
Domestic	69	208	277	(122)	143	21
Foreign	708	(1,405)	(697)	(812)	3,889	3,077
Total	777	(1,197)	(420)	(934)	4,032	3,098
Payables under repurchase agreements:
Domestic	407	(19,870)	(19,463)	9,520	278,423	287,943
Foreign	(2,392)	(39,380)	(41,772)	263	162,682	162,945
Total	(1,985)	(59,250)	(61,235)	9,783	441,105	450,888
Payables under securities lending transactions:
Domestic	21	466	487	95	(11)	84
Foreign	705	112	817	(1,118)	(2,261)	(3,379)
Total	726	578	1,304	(1,023)	(2,272)	(3,295)
Commercial paper:
Domestic	(15)	24	9	(13)	(350)	(363)
Foreign	(1,029)	(12,860)	(13,889)	3,979	121,216	125,195
Total	(1,044)	(12,836)	(13,880)	3,966	120,866	124,832
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	5,305	(4,677)	628	(6,470)	10,416	3,946
Foreign	1,657	(8,830)	(7,173)	5,435	2,607	8,042
Total	6,962	(13,507)	(6,545)	(1,035)	13,023	11,988
Long-term debt:
Domestic	18,414	(5,635)	12,779	14,376	122,754	137,130
Foreign	(3,885)	(2,862)	(6,747)	(11,427)	(5,139)	(16,566)
Total	14,529	(8,497)	6,032	2,949	117,615	120,564
Total interest expense:
Domestic	25,899	(32,058)	(6,159)	17,776	477,390	495,166
Foreign	5,159	(186,545)	(181,386)	22,466	1,144,007	1,166,473
Total	¥31,058	¥(218,603)	¥(187,545)	¥40,242	¥1,621,397	¥1,661,639
Net interest income:
Domestic	¥(21,948)	¥24,778	¥2,830	¥250	¥(323,933)	¥(323,683)
Foreign	(40,413)	4,070	(36,343)	306,410	436,106	742,516
Total	¥(62,361)	¥28,848	¥(33,513)	¥306,660	¥112,173	¥418,833

Note:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II. Investments in Debt Securities

The following table presents the book values, maturities and weighted average yields of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2023. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥20,439,073	0.00%	¥2,746,984	0.07%	¥478,541	0.35%	¥2,382,005	0.55%	¥26,046,603	0.07%
Japanese prefectural and municipal bonds	294,617	0.27	1,627,564	0.17	837,760	0.13	—	—	2,759,941	0.17
Foreign government and official institution bonds	562,166	1.92	1,725,065	2.69	635,511	3.17	—	—	2,922,742	2.65
Corporate bonds	194,127	0.47	663,968	0.59	193,721	0.49	6,345	0.58	1,058,161	0.55
Residential mortgage-backed securities	—	—	6,651	0.41	86,863	0.29	1,016,740	0.21	1,110,254	0.21
Asset-backed securities	332,953	3.01	1,050,555	2.51	46,807	0.67	—	—	1,430,315	2.57
Other debt securities	303,714	0.40	96,221	4.41	983	0.31	11,868	0.17	412,786	1.35
Total	¥22,126,650	0.11%	¥7,917,008	1.09%	¥2,280,186	1.11%	¥3,416,958	0.45%	¥35,740,802	0.43%

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥602,851	0.20%	¥9,458,590	0.09%	¥3,778,663	0.25%	¥20,353	1.02%	¥13,860,457	0.14%
Japanese prefectural and municipal bonds	—	—	448,524	0.13	696,301	0.33	—	—	1,144,825	0.25
Corporate bonds	—	—	46,730	0.39	—	—	—	—	46,730	0.39
Residential mortgage -backed securities	—	—	—	—	—	—	3,913,346	4.53	3,913,346	4.53
Asset-backed securities	—	—	—	—	1,668,563	4.28	886,160	6.01	2,554,723	4.88
Total	¥602,851	0.20%	¥9,953,844	0.09%	¥6,143,527	1.36%	¥4,819,859	4.79%	¥21,520,081	1.51%

III. Loan Portfolio
The following table shows the maturities of our loan portfolio at March 31, 2023:

	Maturity
	One year or less	One to five years	Five to 15 years	Over 15 years	Total
	(in millions)
Commercial
Domestic	¥26,064,531	¥18,692,608	¥9,172,398	¥1,696,521	¥55,626,058
Foreign	20,858,775	17,069,934	3,827,703	433,260	42,189,672
Residential	679,793	2,473,756	5,227,704	4,493,602	12,874,855
Card	292,296	175,354	5,192	—	472,842
Krungsri	2,275,789	2,798,337	1,765,121	943,388	7,782,635
Other	648,163	612,546	53,987	95,714	1,410,410
Total	¥50,819,347	¥41,822,535	¥20,052,105	¥7,662,485	¥120,356,472
Unearned income, unamortized premiums—net and deferred loan fees—net					(401,012)
Total					¥119,955,460
The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2023 are shown below:

	Predetermined rate	Floating or adjustable rate	Total
	(in millions)
Commercial
Domestic	¥19,063,208	¥10,498,319	¥29,561,527
Foreign	1,085,413	20,245,484	21,330,897
Residential	2,174,635	10,020,427	12,195,062
Card	180,546	—	180,546
Krungsri	2,907,512	2,599,334	5,506,846
Other	570,206	192,041	762,247
Total	¥25,981,520	¥43,555,605	¥69,537,125

IV. Allowance for Credit Losses
The following table shows an allocation of our allowance for credit losses, credit ratios, and components for ratio calculations at March 31, 2022 and 2023:

	2022
	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Commercial
Domestic	¥659,601	47.63%
Foreign	274,485	30.83
Residential	69,887	11.72
Card	40,768	0.41
MUAH	30,365	2.48
Krungsri	322,386	6.01
Other	73,209	0.92
Allowance for credit losses Total	¥1,470,701	100.00%

Loans, net of unearned income, unamortized premiums and deferred loan fees	¥113,149,393
Nonaccrual loans	¥1,192,775
Allowance for credit losses as a percentage of loans	1.30%
Nonaccrual loans as a percentage of loans	1.05%
Allowance for credit losses as a percentage of Nonaccrual loans	123.30%

	2023
	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Commercial
Domestic	¥392,723	46.22%
Foreign	326,866	35.05
Residential	59,747	10.70
Card	42,469	0.39
Krungsri	358,031	6.47
Other	93,062	1.17
Allowance for credit losses Total	¥1,272,898	100.00%

Loans, net of unearned income, unamortized premiums and deferred loan fees	¥119,955,460
Nonaccrual loans	¥1,014,338
Allowance for credit losses as a percentage of loans	1.06%
Nonaccrual loans as a percentage of loans	0.85%
Allowance for credit losses as a percentage of Nonaccrual loans	125.49%

The following table shows ratio of net charge-offs to average loans outstanding for the fiscal years ended March 31, 2021, 2022 and 2023:

	Fiscal years ended March 31,
	2021			2022
	Net charge-offs	Average loans outstanding	Ratio	Net charge-offs	Average loans outstanding	Ratio
	(in millions, except percentages)
Commercial
Domestic	¥12,059	¥54,596,412	0.02%	¥24,299	¥53,231,613	0.05%
Foreign	56,583	32,307,809	0.18	21,651	30,604,489	0.07
Residential	2,732	13,662,900	0.02	2,107	12,967,432	0.02
Card	23,101	525,334	4.40	18,922	487,509	3.88
MUAH	36,014	9,232,029	0.39	9,676	8,774,764	0.11
Krungsri	69,777	6,290,791	1.11	60,584	6,388,121	0.95
Other	45,158	1,022,708	4.42	42,058	1,004,773	4.19
Total	¥245,424	¥117,637,983	0.21%	¥179,297	¥113,458,701	0.16%

	Fiscal years ended March 31,
	2023
	Net charge-offs	Average loans outstanding	Ratio
	(in millions, except percentages)
Commercial
Domestic	¥128,300	¥54,556,136	0.24%
Foreign	11,696	41,259,989	0.03
Residential	629	13,020,801	0.00
Card	17,535	466,042	3.76
Krungsri	70,032	7,319,483	0.96
Other	31,416	8,362,799	0.38
Total	¥259,608	¥124,985,250	0.21%

V. Deposits
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2021, 2022 and 2023:

	Fiscal years ended March 31,
	2021		2022		2023
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥29,531,551	—%	¥32,195,640	—%	¥34,108,393	—%
Interest-bearing demand deposits	93,175,326	0.01	100,484,992	0.01	103,411,286	0.06
Deposits at notice	1,575,097	0.00	1,666,104	0.00	1,556,368	0.03
Time deposits	39,404,132	0.07	38,602,335	0.07	36,563,214	0.11
Certificates of deposit	1,508,001	0.01	1,628,974	0.01	2,446,370	0.01
Foreign offices:
Non-interest-bearing demand deposits	5,654,123	—	4,627,968	—	2,909,735	—
Interest-bearing deposits, principally time deposits and certificates of deposit	47,092,772	0.62	48,644,527	0.37	54,856,782	1.95
Total	¥217,941,002		¥227,850,540		¥235,852,148
Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.
The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2021, 2022 and 2023 were ¥720,283 million, ¥757,724 million and ¥945,588 million, respectively.
At March 31, 2022 and 2023, our uninsured deposits were ¥138,119 billion and ¥147,197 billion, respectively. Our uninsured deposits consist of (1) the portion of deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) deposits that are otherwise uninsured (including for example, uninsured account deposits in domestic offices, uninsured account deposits in foreign offices, or the portion of deposits in foreign offices that are in excess of any country-specific insurance fund limit). Under the Deposit Insurance Act in Japan, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits in domestic offices, except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Domestic office's deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits in domestic offices are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit.
At March 31, 2023, (1) the portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) time deposits that are otherwise uninsured (including for example, uninsured account time deposits in domestic offices, uninsured account time deposits in foreign offices, or the portion of time deposits in foreign offices that are in excess of any country-specific insurance fund limit), by remaining maturity, are shown in the following table:

	Portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan	Time deposits that are otherwise uninsured	Total
	(in millions)
Three months or less	¥5,547,682	¥25,186,766	¥30,734,448
Over three months through six months	4,071,479	5,322,334	9,393,813
Over six months through twelve months	9,473,145	3,551,711	13,024,856
Over twelve months	4,099,389	1,014,655	5,114,044
Total	¥23,191,695	¥35,075,466	¥58,267,161

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group)
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2022 and 2023, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”) (all expressed in Japanese yen). In our opinion, the financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the MUFG Group’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 24, 2023, expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.
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

Allowance for Credit Losses—Commercial and Krungsri Segments — Macroeconomic Variables in Multiple Economic Forecast Scenarios and Weightings Given to Each Scenario—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description
The MUFG Group has banking subsidiaries that engage in lending as one of their core businesses. It maintains an allowance for credit losses, which is an estimate of the credit losses that are expected over the life, or exposure, of the financial instrument. The estimation of the allowance for credit losses involves significant judgments on a number of assumptions, including the assessment of risk characteristics, assignment of a borrower’s internal credit rating, valuation of collateral, expectations of future economic conditions and the development of qualitative adjustments. The MUFG Group divides its loan portfolio into the following segments—Commercial, Residential, Card, Krungsri, and Other—and determines the allowance for credit losses for each segment. At March 31, 2023, the MUFG Group recorded ¥97,815.7 billion and ¥7,782.6 billion of loans in the Commercial segment and the Krungsri segment, respectively, and recorded an allowance for credit losses against these loans of ¥719.6 billion and ¥358.0 billion, respectively.

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

The determination of the allowance for credit losses for the Commercial and the Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with expectations of future economic conditions. Due to the heightened volatility and uncertainty in future economic conditions arising mainly from the prolonged COVID-19 and Russia-Ukraine situation, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario.

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

The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with the development of qualitative adjustments. There was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to develop certain qualitative adjustments to capture the heightened volatility and uncertainty in the economy and events primarily due to the prolonged COVID-19 and Russia-Ukraine situation.

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
Allowance for Credit Losses—Commercial Segment—Internal Credit Rating—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description

The determination of the allowance for credit losses for the Commercial segment required management to make significant judgments due to the subjectivity and uncertainty associated with the determination of a borrower’s internal credit rating, which were highly dependent on the estimation of a borrower’s performance and business sustainability, particularly in cases in which borrowers were experiencing weaknesses in their business performance. When these borrowers’ performance and business sustainability were affected by changes in the external and internal business environment, including the prolonged COVID-19 and Russia-Ukraine situation, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine the borrowers’ internal credit rating.

Thus, for particular borrowers heavily impacted by the prolonged COVID-19 and Russia-Ukraine situation, we identified the internal credit rating used to determine the allowance for credit losses for the Commercial segment as a critical audit matter. Auditing the borrowers’ internal credit rating required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.

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
July 24, 2023
We have served as the MUFG Group’s auditor since 1976.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2022 AND 2023

(in millions)	2022	2023
ASSETS
Cash and due from banks (Note 9)	¥50,972,491	¥60,050,640
Interest-earning deposits in other banks (Note 9)	58,848,056	53,989,863
Cash, due from banks and interest-earning deposits in other banks	109,820,547	114,040,503
Call loans and funds sold	1,315,761	1,802,463
Receivables under resale agreements (Note 15)	12,503,396	14,058,963
Receivables under securities borrowing transactions (Note 15)	4,496,376	4,555,748
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥8,857,073 and ¥11,407,569 in 2022 and 2023) (including ¥17,135,481 and ¥19,691,210 measured at fair value under the fair value option in 2022 and 2023) (Notes 9, 15, 23 and 31)	42,668,336	46,168,461
Investment securities (Notes 3, 9 and 31):
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥3,151,799 and ¥6,277,947 in 2022 and 2023)	45,798,442	35,740,802
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥148,763 and ¥8,264,085 in 2022 and 2023) (fair value of ¥4,606,305 and ¥21,386,156 in 2022 and 2023)	4,595,109	21,520,081
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥741 and ¥724 in 2022 and 2023) (including ¥5,111,630 and ¥4,619,120 in 2022 and 2023 measured at fair value)	5,422,200	5,001,048
Total investment securities	55,815,751	62,261,931
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥167,152 and ¥144,288 in 2022 and 2023) (Notes 4 and 9)	113,149,393	119,955,460
Allowance for credit losses (Note 4)	(1,470,701)	(1,272,898)
Net loans	111,678,692	118,682,562
Premises and equipment—net (Notes 5 and 7)	815,829	860,578
Customers’ acceptance liability	371,034	378,525
Intangible assets—net (Notes 2 and 6)	1,148,601	1,174,223
Goodwill (Notes 2 and 6)	303,611	296,772
Other assets (including assets held for sale relating to transferred business of MUFG Union Bank of ¥11,621,567 at March 31, 2022) (including net of allowance for credit losses of ¥13,998 and ¥15,918 at March 31, 2022 and 2023) (Notes 2, 7, 8, 9, 13, 14 and 31)	26,712,084	17,455,004
Total assets	¥367,650,018	¥381,735,733
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 25)
Cash and due from banks	¥6,728	¥8,243
Interest-earning deposits in other banks	27,382	52,031
Trading account assets	1,252,308	1,367,928
Investment securities	1,824,892	2,076,737
Loans	15,651,462	16,598,585
All other assets	195,795	998,096
Total assets of consolidated VIEs	¥18,958,567	¥21,101,620

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2022 AND 2023

(in millions, except shares)	2022	2023
LIABILITIES AND EQUITY
Deposits (Notes 9 and 10):
Domestic offices:
Non-interest-bearing	¥33,584,539	¥35,186,603
Interest-bearing	144,412,415	147,716,037
Overseas offices:
Non-interest-bearing	2,911,513	2,617,346
Interest-bearing	43,681,476	49,756,795
Total deposits	224,589,943	235,276,781
Call money and funds purchased (Notes 9 and 11)	2,416,313	3,437,614
Payables under repurchase agreements (Notes 9, 15 and 16)	27,725,612	40,132,459
Payables under securities lending transactions (Notes 9, 15 and 16)	1,021,887	1,137,693
Due to trust account and other short-term borrowings (including ¥123,028 and ¥49,555 measured at fair value under the fair value option in 2022 and 2023) (Notes 9, 12 and 31)	22,850,600	14,309,258
Trading account liabilities (Notes 15, 23 and 31)	11,019,046	14,178,275
Bank acceptances outstanding	371,034	378,525
Long-term debt (including ¥483,051 and ¥431,338 measured at fair value under the fair value option in 2022 and 2023) (Notes 7, 9, 12 and 31)	34,696,599	39,071,755
Other liabilities (including liabilities held for sale relating to transferred business of MUFG Union Bank of ¥11,157,660 at March 31, 2022) (Notes 1, 2, 7, 8, 9, 13, 14, 15, 16, 26 and 31)	26,662,462	17,347,206
Total liabilities	351,353,496	365,269,566
Commitments and contingent liabilities (Notes 24 and 26)
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 13,281,995,120 shares and 12,687,710,920 shares at March 31, 2022 and 2023, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	5,327,772	4,902,155
Retained earnings (Notes 19 and 33):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,172,646	8,169,710
Accumulated other comprehensive income, net of taxes (Note 20)	227,033	844,192
Treasury stock, at cost—668,286,238 common shares and 665,392,775 common shares at March 31, 2022 and 2023	(452,224)	(482,552)
Total Mitsubishi UFJ Financial Group shareholders’ equity	15,605,068	15,763,346
Noncontrolling interests	691,454	702,821
Total equity	16,296,522	16,466,167
Total liabilities and equity	¥367,650,018	¥381,735,733
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 25)
Other short-term borrowings	¥39,582	¥45,432
Long-term debt	449,231	406,429
All other liabilities	95,219	163,075
Total liabilities of consolidated VIEs	¥584,032	¥614,936
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(in millions)	2021	2022	2023
Interest income:
Loans, including fees (Note 4)	¥1,940,754	¥1,731,962	¥2,973,667
Deposits in other banks	56,555	57,392	359,054
Investment securities:
Interest	178,873	180,959	401,935
Dividends	119,387	133,537	146,053
Trading account assets	373,200	400,185	551,372
Call loans and funds sold	4,721	4,418	19,854
Receivables under resale agreements and securities borrowing transactions	78,506	22,485	159,475
Total	2,751,996	2,530,938	4,611,410
Interest expense:
Deposits	329,392	216,591	1,170,155
Call money and funds purchased	1,105	685	3,783
Payables under repurchase agreements and securities lending transactions	91,508	31,577	479,170
Due to trust account, other short-term borrowings and trading account liabilities	72,403	51,978	188,798
Long-term debt	253,494	259,526	380,090
Total	747,902	560,357	2,221,996
Net interest income	2,004,094	1,970,581	2,389,414
Provision for credit losses (Note 4)	484,210	277,995	8,148
Net interest income after provision for credit losses	1,519,884	1,692,586	2,381,266
Non-interest income:
Fees and commissions income (Note 27)	1,527,283	1,658,863	1,701,637
Foreign exchange gains—net (Note 28)	99,337	106,868	25,232
Trading account losses—net (Notes 28 and 31)	(410,368)	(824,420)	(792,098)
Investment securities gains (losses)—net (Note 3)	1,458,264	(119,026)	(254,178)
Equity in earnings of equity method investees—net (Note 14)	355,730	436,583	398,086
Gains (losses) on sales of loans including valuation adjustment for loans held for sale (Note 4)	17,926	16,600	(34,039)
Gain on sale of MUFG Union Bank (Note 2)	—	—	557,954
Other non-interest income	109,615	119,321	92,828
Total	3,157,787	1,394,789	1,695,422
Non-interest expense:
Salaries and employee benefits (Note 13)	1,253,461	1,277,408	1,343,631
Occupancy expenses—net (Notes 5 and 26)	178,107	165,323	162,204
Fees and commissions expenses	318,797	310,861	340,141
Outsourcing expenses, including data processing	298,777	317,995	351,323
Depreciation of premises and equipment (Note 5)	87,305	82,652	73,793
Amortization of intangible assets (Note 6)	250,106	261,026	274,380
Impairment of intangible assets (Note 6)	21,680	33,301	5,151
Insurance premiums, including deposit insurance	90,529	95,551	74,334
Communications	59,798	57,369	58,375
Taxes and public charges	97,783	99,659	100,291
Impairment of goodwill (Note 6)	147,564	—	33,553
Provision for (reversal of) off-balance sheet credit instruments	(56,749)	46,339	20,747
Impairment (reversal of impairment) of assets held for sale (Note 2)	—	134,141	(134,141)
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank (Note 2)	—	3,165	282,540
Other non-interest expenses (Notes 5 and 26)	322,171	261,312	433,632
Total	3,069,329	3,146,102	3,419,954

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022AND 2023

(in millions, except per share amount)	2021	2022	2023
Income (loss) before income tax expense (benefit)	1,608,342	(58,727)	656,734
Income tax expense (benefit) (Note 8)	444,948	(14,511)	26,413
Net income (loss) before attribution of noncontrolling interests	1,163,394	(44,216)	630,321
Net income attributable to noncontrolling interests	46,096	39,104	30,413
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥1,117,298	¥(83,320)	¥599,908
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥1,117,298	¥(83,320)	¥599,908
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22):
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥86.88	¥(6.51)	¥48.70
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	86.56	(6.93)	48.39
Cash dividend per common share	25.00	26.00	30.50
Weighted average common shares outstanding	12,860	12,798	12,318
Weighted average diluted common shares outstanding	12,860	12,798	12,319

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(in millions)	2021	2022	2023
Net income (loss) before attribution of noncontrolling interests	¥1,163,394	¥(44,216)	¥630,321
Other comprehensive income, net of tax (Note 20):
Net unrealized losses on investment securities	(70,776)	(261,493)	(220,772)
Net debt valuation adjustments	(83,364)	23,324	17,806
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	32,175	(12,774)	5,398
Defined benefit plans (Note 13)	319,056	50,949	7,262
Foreign currency translation adjustments	(115,251)	752,479	847,705
Total	81,840	552,485	657,399
Comprehensive income	1,245,234	508,269	1,287,720
Net income attributable to noncontrolling interests	46,096	39,104	30,413
Other comprehensive income (loss) attributable to noncontrolling interests	(49,062)	35,971	19,949
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥1,248,200	¥433,194	¥1,237,358
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(in millions, except per share amount)	2021	2022	2023
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270
Balance at end of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270
Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,533,520	¥5,533,761	¥5,327,772
Stock-based compensation	2,762	1,555	(6,022)
Retirement of common stock	—	(204,456)	(418,098)
Other—net	(2,521)	(3,088)	(1,497)
Balance at end of fiscal year	¥5,533,761	¥5,327,772	¥4,902,155
Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571
Balance at end of fiscal year	¥239,571	¥239,571	¥239,571
Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥8,079,530	¥8,589,900	¥8,172,646
Net income (loss) attributable to Mitsubishi UFJ Financial Group	1,117,298	(83,320)	599,908
Cash dividends:
Common stock—¥25.00 per share in 2021, ¥26.00 per share in 2022, and ¥30.50 per share in 2023	(321,089)	(333,934)	(379,571)
Losses on sales of shares of treasury stock	(1)	—	—
Effect of adopting new guidance on measurement of credit losses on financial instruments	(285,838)	—	—
Elimination of the difference in reporting periods of the transferred business (Note 2)	—	—	(223,273)
Balance at end of fiscal year	¥8,589,900	¥8,172,646	¥8,169,710

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(in millions)	2021	2022	2023
Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of fiscal year	¥(420,417)	¥(289,481)	¥227,033
Net change during the fiscal year	130,902	516,514	637,450
Effect of adopting new guidance on measurement of credit losses on financial instruments	34	—	—
Elimination of the difference in reporting periods of the transferred business (Note 2)	—	—	(20,291)
Balance at end of fiscal year	¥(289,481)	¥227,033	¥844,192
Treasury stock, at cost:
Balance at beginning of fiscal year	¥(505,987)	¥(503,072)	¥(452,224)
Purchases of shares of treasury stock (Note 18)	(20)	(158,529)	(450,376)
Sales of shares of treasury stock	2,598	5,581	2,118
Retirement of common stock	—	204,456	418,098
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	337	(660)	(168)
Balance at end of fiscal year	¥(503,072)	¥(452,224)	¥(482,552)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,660,949	¥15,605,068	¥15,763,346
Noncontrolling interests:
Balance at beginning of fiscal year	¥728,029	¥583,605	¥691,454
Initial subscriptions of noncontrolling interests	9,246	5,647	3,316
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(96,335)	67,300	(10,174)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(22,430)	(14,468)	(9,925)
Decrease in noncontrolling interests related to disposition of subsidiaries	(23)	(80)	(2,489)
Net income attributable to noncontrolling interests	46,096	39,104	30,413
Dividends paid to noncontrolling interests	(6,523)	(25,626)	(18,784)
Other comprehensive income (loss), net of taxes	(49,062)	35,971	19,949
Effect of adopting new guidance on measurement of credit losses on financial instruments	(25,330)	—	—
Other—net	(63)	1	(939)
Balance at end of fiscal year	¥583,605	¥691,454	¥702,821
Total equity	¥16,244,554	¥16,296,522	¥16,466,167

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(in millions)	2021	2022	2023
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥1,163,394	¥(44,216)	¥630,321
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	337,411	343,678	348,173
Impairment of goodwill (Note 6)	147,564	—	33,553
Impairment of intangible assets (Note 6)	21,680	33,301	5,151
Gain on sale of MUFG Union Bank (Note 2)	—	—	(557,954)
Impairment (reversal of impairment) of assets held for sale (Note 2)	—	134,141	(134,141)
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank (Note 2)	—	3,165	282,540
Provision for credit losses (Note 4)	484,210	277,995	8,148
Employee benefit cost (income) for severance indemnities and pension plans (Note 13)	2,804	(25,675)	47,740
Investment securities (gains) losses—net	(1,458,264)	119,026	254,178
Amortization of premiums on investment securities	59,614	72,672	51,514
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 31)	5,002	(55,634)	(37,318)
Foreign exchange gains—net	(103,917)	(345,968)	(508,644)
Equity in earnings of equity method investees—net	(355,730)	(436,583)	(398,086)
Provision (benefit) for deferred income tax expense	266,273	(370,668)	(427,776)
Decrease (increase) in trading account assets, excluding foreign exchange contracts	1,351,570	4,143,581	(184,246)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(1,463,152)	(2,195,400)	2,740,193
Net decrease (increase) in collateral for derivative transactions	(421,781)	(824,720)	713,541
Net decrease (increase) in margin for listed derivative transactions	20,984	(103,568)	(136,057)
Decrease (increase) in cash collateral for the use of the Bank of Japan’s settlement infrastructure	(33,292)	65,838	—
Net increase in loans held for sale in the business transferred to U.S. Bancorp (Note 2)	—	—	(1,499,485)
Other—net	(269,437)	118,390	874,791
Net cash provided by (used in) operating activities	(245,067)	909,355	2,106,136
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	62,660,266	58,611,669	56,577,840
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	43,245,884	36,056,569	32,907,726
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(115,383,753)	(94,237,804)	(81,038,628)
Proceeds from maturities of Held-to-maturity debt securities	605,781	565,012	127,815
Purchases of Held-to-maturity debt securities	(382,159)	(1,712,488)	(16,975,528)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	1,903,784	2,212,801	2,857,748
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,561,344)	(1,503,946)	(1,912,280)
Net decrease in cash from sale of MUB	—	—	(1,711,764)
Net cash paid for dispositions of certain business of MUAH	—	(724,428)	—
Net decrease (increase) in loans	2,939,996	164,122	(1,496,724)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	9,833,348	1,005,422	(1,297,909)
Proceeds from sales of premises and equipment	41,472	76,068	32,214
Capital expenditures for premises and equipment	(116,707)	(102,964)	(116,367)
Purchases of intangible assets	(250,061)	(264,038)	(272,534)
Proceeds from sales and dispositions of investments in equity method investees	64,011	65,398	137,992
Proceeds from sales of consolidated VIEs and subsidiaries—net	71,643	42,050	1,697
Other—net	(14,802)	(16,608)	(34,917)
Net cash provided by (used in) investing activities	3,657,359	236,835	(12,213,619)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(in millions)	2021	2022	2023
Cash flows from financing activities:
Net increase in deposits	23,428,386	1,559,807	6,207,093
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(8,523,347)	1,128,806	11,656,491
Net increase (decrease) in due to trust account and other short-term borrowings	(939,069)	4,404,313	(8,456,081)
Proceeds from issuance of long-term debt	18,707,004	4,659,212	7,529,772
Repayments of long-term debt	(11,360,120)	(5,466,007)	(4,168,619)
Proceeds from sales of treasury stock	899	2,688	1,212
Payments for acquisition of treasury stock (Note 18)	(20)	(158,529)	(450,376)
Dividends paid	(321,024)	(333,844)	(379,490)
Dividends paid by subsidiaries to noncontrolling interests	(6,523)	(25,626)	(18,784)
Other—net	(22,566)	(385,778)	55,059
Net cash provided by financing activities	20,963,620	5,385,042	11,976,277
Effect of exchange rate changes on cash and cash equivalents	397,287	1,251,522	1,063,752
Net increase in cash and cash equivalents	24,773,199	7,782,754	2,932,546
Cash and cash equivalents at beginning of fiscal year	78,555,591	103,328,790	111,111,544
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	103,324,201	109,820,547	114,040,503
Restricted cash included in other assets	4,589	5,778	3,587
Cash and cash equivalents classified as assets held for sale included in other assets (Note 2)	—	1,285,219	—
Cash and cash equivalents at end of fiscal year	¥103,328,790	¥111,111,544	¥114,044,090

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥879,917	¥596,453	¥1,942,163
Income taxes, net of refunds	124,705	220,139	453,869
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements (Note 7)	3,487	4,055	11,066
Assets acquired under operating lease arrangements (Note 7)	50,564	48,095	35,678
Reclassification of assets and liabilities in transferred business of MUFG Union Bank to assets and liabilities held for sale (Note 2)
Assets reclassified, excluding cash and cash equivalents	—	10,336,348	—
Liabilities reclassified	—	11,157,660	—
Dispositions of certain business of MUAH
Assets transferred, excluding cash and cash equivalents	—	4,477	—
Liabilities transferred	—	758,654	—
Sale of MUFG Union Bank (Note 2)
Assets sold, excluding cash and cash equivalents	—	—	11,501,815
Liabilities sold	—	—	13,127,973
Shares of U.S. Bancorp common stock received	—	—	276,099
Non-interest bearing note receivable from U.S. Bancorp	—	—	396,601
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (“MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 29 for more information by business segment.
Basis of Financial Statements
The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). In certain respects, the accompanying consolidated financial statements reflect adjustments to conform with U.S. GAAP and therefore are not included in the consolidated financial statements issued by MUFG in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and certain of its subsidiaries in accordance with the corresponding applicable statutory requirements and accounting practices in their respective countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) accrued severance indemnities and pension liabilities, (9) goodwill and other intangible assets and (10) lease transactions.
Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2021, 2022 and 2023, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in an increase of ¥157.32 billion, a decrease of ¥60.64 billion, and an increase of ¥16.6 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2021, 2022 and 2023 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2021, 2022 and 2023.
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
Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2021, 2022 and 2023, there were no such transactions accounted for as sales or purchases.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings Corporation (“MUFG Americas Holdings” or “MUAH”), Bank of Ayudhya Public Company Limited (“Krungsri”), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. The MUFG Americas Holdings segment was eliminated due to the transfer of the MUFG Union Bank shares to U.S. Bancorp and the internal reorganization within the MUFG Group. Please refer to Note 2 and Note 4 for further information of the transfer.
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
In all segments, when estimating the allowance for credit losses, significant management assumptions are incorporated in economic variables, qualitative adjustments, or both to capture the heightened volatility and uncertainty in future economic conditions arising mainly from the prolonged COVID-19 and Russia-Ukraine situation.
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
The allowance for loans that have been modified into a TDR or reasonably expected to be modified into a TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the original effective interest rate of the loans prior to modification.
In relation to loans categorized as Legally/Virtually Bankrupt, the carrying amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible, and is charged off.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
The allowance for loans that have been modified into a TDR or reasonably expected to be modified into a TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the original effective interest rate of the loans prior to modification.
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
The allowance for loans that have been modified into a TDR or reasonably expected to be modified into a TDR are measured on an individual basis, and the allowance for credit losses is determined using the discounted cash flow method whereby the estimated future cash flows are discounted using the original effective interest rate of the loans prior to modification.
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
The allowance for loans that have been modified into a TDR or reasonably expected to be modified into a TDR are measured on an individual basis. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by using the discounted cash flow method whereby the estimated future cash flows are discounted using the original effective interest rate of the loans prior to modification.

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
Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Useful lives (years)	Amortization method
Software	3 to 10	Straight-line
Core deposit intangibles	9 to 16	Straight-line
Customer relationships	7 to 27	Straight-line, Declining-balance
Trade names	10 to 40	Straight-line
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
In September 2021, the MUFG Group agreed to the sale of all shares in MUFG Union Bank, N.A., the wholly-owned primary operating subsidiary in the United States, to U.S. Bancorp. As a result, the assets and liabilities of MUFG Union Bank, which were transferred to U.S. Bancorp, were reclassified as held for sale, and included in Other assets and Other liabilities in the accompanying consolidated balance sheets at March 31, 2022. See Note 2 for further discussion. Unless otherwise indicated, all other notes to the consolidated financial statements do not include amounts of assets and liabilities held for sale.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Reclassifications
Reclassifications have been made to the consolidated financial statements for the fiscal year ended March 31, 2022 to conform to the presentation for the fiscal year ended March 31, 2023. These reclassifications consist of the presentation of “Loss on valuation adjustment for loans held for sale held by MUFG Union Bank” as a new line item which had previously been presented in “Other non-interest expenses” in the consolidated statement of operations and had been previously included in “Other-net” in the statement of cash flows for the fiscal year ended March 31, 2022, respectively. These reclassifications did not result in a change to previously reported financial position, results of operations or cash flows.

Accounting Changes
Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform Users—In March 2022, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 121 which expresses the views of the SEC staff regarding the accounting for obligations to safeguard crypto-assets an entity holds for platform users. This guidance requires an entity that performs crypto asset custodial activities, whether directly or through an agent acting on its behalf, to record a liability with a corresponding asset. In addition, the guidance requires disclosure of the nature and amount of crypto assets the entity is responsible for safeguarding for its customers. This guidance is effective for interim and annual periods ending after June 15, 2022. The MUFG Group adopted this guidance on April 1, 2022, and there was no material impact on its financial position and results of operations.
Recently Issued Accounting Pronouncements
Troubled Debt Restructurings and Vintage Disclosures—In March 2022, the Financial Accounting Standards Board (“FASB”) issued new guidance which eliminates the accounting and disclosure requirements for TDRs by creditors and introduces new required disclosures for loan modifications made to borrowers experiencing financial difficulty. The guidance also amends the requirement for vintage disclosures to disclose current period gross charge-offs by year of origination. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The guidance should be applied prospectively, except for requirements related to the recognition and measurement of TDRs, for which entities have the option to apply a modified retrospective transition method. The MUFG Group adopted the guidance on April 1, 2023, using the modified retrospective transition method on the requirements related to the recognition and measurement of TDRs, and there will be no material impact on its financial position and results of operations. The allowance for modified loans will mainly be measured using a discounted cash flow methodology, that utilizes a discount rate that is based on the post-modification contractual interest rate, other than those in the Card segment, for which the allowance will be measured using collectively-assessed allowance methodology.

Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions—In June 2022, the FASB issued new guidance which clarifies the guidance when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. The guidance also introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its consolidated financial statements and related disclosures.
2.    BUSINESS DEVELOPMENTS
Sale of MUFG Union Bank and Investment in Shares of U.S. Bancorp
In September 2021, the MUFG Group agreed to the sale of all shares in MUFG Union Bank, N.A. (“MUFG Union Bank”), the wholly-owned primary operating subsidiary in the United States, to U.S. Bancorp (“USB”), which is not a related party of the MUFG Group. The businesses of MUFG Union Bank that the MUFG Group transferred to USB exclude the Global Corporate & Investment

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Banking (GCIB) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that were retained by MUFG Union Bank), the Global Markets business to the extent related to the GCIB business and certain assets and liabilities that are part of shared middle and back office functions. Under a legal agreement, the assets and liabilities of these operations were transferred to other entities within the MUFG Group before it sold the shares of MUFG Union Bank. Through this transaction, the MUFG Group aimed to maximize shareholder value by improving our capital efficiency. In addition, as of the end of the reporting period (ended March 31, 2023), the corporate credit card business for GCIB business customers and certain Japanese customers was expected to be transferred from MUFG Union Bank to MUFG Bank, subject to contractual conditions precedent. Such transfer was completed subsequent to the reporting period.

The assets and liabilities of MUFG Union Bank, which were transferred to USB, were reclassified as held for sale, and included in Other assets and Other liabilities in the accompanying consolidated balance sheets at March 31, 2022.

Assets and liabilities reclassified as held for sale at March 31, 2022 are shown below:

At March 31, 2022
(in millions)
Assets held for sale:
Interest-earning deposits in other banks	¥1,110,633
Investment securities	3,188,257
Loans, net of allowance for credit losses	6,561,316
Other	761,361
Total	¥11,621,567
Liabilities held for sale:
Deposits	¥10,448,481
Other	709,179
Total	¥11,157,660

The carrying amount of any assets that are not covered by the guidance on long-lived assets and included in the disposal group, must be adjusted in accordance with other applicable guidance before measuring the disposal group by lower of cost or market method. The loss amount, which was recognized through lower of cost or market method from the assets and liabilities held for sale, was ¥134,141 million for the fiscal year ended March 31, 2022. Such amount, which included the fluctuation of the fair value related to the transferred business from the date of the contract to March 31, 2022, is included in Impairment (reversal of impairment) of assets held for sale in the consolidated statements of operations. However, the fair value less cost to sell exceeded the carrying value during the first half of the fiscal year ended March 31, 2023, and the reversal of ¥134,141 million, which is included in Impairment (reversal of impairment) of assets held for sale in the consolidated statements of operations, was recognized, and as a result, the valuation allowance for assets held for sale which was included in Other Asset was fully reversed.

On December 1, 2022, the MUFG Group sold all the issued and outstanding shares of common stock of MUFG Union Bank to USB for the agreed upon consideration, received ¥754.0 billion in cash and 44,374,155 shares, ¥276.1 billion, of USB common stock representing approximately 3% of the outstanding shares subject to future closing adjustments. The MUFG Group will receive from USB an additional ¥464.5 billion in cash within five years of the closing date, whose discounted present value at sale was ¥396.6 billion. Before the closing of the share transfer, MUFG Union Bank declared and paid a special dividend of approximately ¥636.8 billion to MUAH. The MUFG Group recorded a pretax gain on the sale of MUFG Union Bank of ¥557,954 million, net of cost to sell the business. The gain was included in Gain on sale of MUFG Union Bank in the consolidated statements of operations for the fiscal year ended March 31, 2023. The business of MUFG Union Bank that was transferred to USB had ¥13,935.6 billion in assets at sale, including ¥2,251.3 billion of interest-earning deposits in other banks, ¥3,123.3 billion of investment securities, and ¥7,567.7 billion of loans. The total amount of liabilities was ¥13,128.0 billion, including ¥11,789.9 billion of deposits. The pretax loss recorded for the business transferred to USB was ¥52,021 million, ¥11,385 million and ¥506,329 million for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. The cash receipts and cash payments for loans held for sale that were originated by MUFG Union Bank during the current year, prior to the sale to USB, are presented within Net increase in loans held for sale in the business transferred to U.S. Bancorp in the consolidated statement of cash flows for the fiscal year ended March 31, 2023. MUFG Union Bank's cash and cash equivalents balance at sale was ¥2,433.8 billion, which when combined with ¥754.0 billion in cash received from USB and certain adjustments resulted in a net decrease in cash and cash equivalents at sale of ¥1,711.8 billion.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
As described in Note 1, fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. The fiscal year end of MUFG Union Bank is December 31 and the profit, loss and other comprehensive income for the period from September 1, 2022 to November 30, 2022, which is the three-month lag period preceding the sale date of December 1, 2022, are not reflected on the consolidated statements of operations and the consolidated statements of comprehensive income for the fiscal year ended March 31, 2023, and instead have been recognized as direct adjustments to retained earnings and accumulated other comprehensive income, respectively for the elimination of the difference in reporting periods of the sold and transferred business. In addition, the assets and liabilities of the MUFG Union Bank operations that were transferred to other entities within MUFG before the sale of MUFG Union Bank were transferred to MUFG entities with a fiscal year end of March 31, which required the reporting lag associated with such transferred assets and liabilities to be eliminated. At the time of transfer, the three months of activity immediately preceding the transfer were recognized directly in equity. The effects of the elimination of the difference in reporting periods for the sale of MUFG Union Bank and transfer of such assets and liabilities prior to the sale resulted in a net adjustment to unappropriated retained earnings of ¥223,273 million including Loss on valuation adjustment for loans held for sale of ¥114,139 million and impairment of Investment securities losses of ¥143,408 million, and to accumulated other comprehensive income (loss), net of taxes of ¥20,291 million, which is recorded in Elimination of the difference in reporting periods of the transferred business in the consolidated statements of equity for the fiscal year ended March 31, 2023.

3.    INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2022 and 2023:

At March 31, 2022:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥34,383,131	¥77,144	¥132,511	¥34,327,764
Japanese prefectural and municipal bonds	4,154,459	6,672	14,987	4,146,144
Foreign government and official institution bonds	2,671,797	8,586	49,040	2,631,343
Corporate bonds	1,081,620	9,601	1,073	1,090,148
Residential mortgage-backed securities	900,799	256	648	900,407
Asset-backed securities	1,547,098	41,544	222	1,588,420
Other debt securities	104,869	2,243	3,533	103,579
Commercial paper	1,010,607	49	19	1,010,637
Total	¥45,854,380	¥146,095	¥202,033	¥45,798,442
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,808,312	¥13,691	¥3,633	¥1,818,370
Japanese prefectural and municipal bonds	175,072	4	1,116	173,960
Residential mortgage-backed securities	234,652	49	8,778	225,923
Asset-backed securities	2,377,073	12,352	1,373	2,388,052
Total	¥4,595,109	¥26,096	¥14,900	¥4,606,305

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2023:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥26,153,862	¥16,510	¥123,769	¥26,046,603
Japanese prefectural and municipal bonds	2,773,750	2,063	15,872	2,759,941
Foreign government and official institution bonds	3,029,042	2,072	108,372	2,922,742
Corporate bonds	1,051,347	9,791	2,977	1,058,161
Residential mortgage-backed securities	1,110,126	569	441	1,110,254
Asset-backed securities	1,418,563	16,116	4,364	1,430,315
Other debt securities	417,755	1,873	6,842	412,786
Total	¥35,954,445	¥48,994	¥262,637	¥35,740,802
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥13,860,457	¥32,927	¥19,789	¥13,873,595
Japanese prefectural and municipal bonds	1,144,825	2,473	7,808	1,139,490
Corporate bonds	46,730	213	3	46,940
Residential mortgage-backed securities	3,913,346	13,606	105,754	3,821,198
Asset-backed securities	2,554,723	19	49,809	2,504,933
Total	¥21,520,081	¥49,238	¥183,163	¥21,386,156

Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2023 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥602,851	¥604,679	¥22,126,650
Due from one year to five years	9,953,844	9,976,471	7,917,008
Due from five years to ten years	6,143,527	6,101,314	2,280,186
Due after ten years	4,819,859	4,703,692	3,416,958
Total	¥21,520,081	¥21,386,156	¥35,740,802
Realized Gains and Losses
For the fiscal years ended March 31, 2021, 2022 and 2023, gross realized gains on sales of Available-for-sale debt securities were ¥42,123 million, ¥85,525 million and ¥107,238 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥48,606 million, ¥36,698 million and ¥169,686 million, respectively.

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
For the fiscal years ended March 31, 2022 and 2023, impairment losses on Available-for-sale debt securities of ¥47,281 million and ¥359,330 million were included in Investment securities gains (losses)—net in the accompanying consolidated statements of operations. These were mainly the impairment losses on the Available-for-sale debt securities held by MUFG Union Bank, which were reclassified as held for sale, and included in Other assets in the accompanying consolidated balance sheets at March 31, 2022, and then sold on December 1, 2022.
For the fiscal years ended March 31, 2021, 2022 and 2023, the MUFG Group’s Held-to-maturity debt securities were explicitly or implicitly guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Therefore, no credit losses were expected on these securities.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2022 and 2023 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2022:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥22,998,960	¥126,516	¥353,932	¥5,995	¥23,352,892	¥132,511	486
Japanese prefectural and municipal bonds	2,430,603	14,864	31,139	123	2,461,742	14,987	926
Foreign government and official institution bonds	1,376,267	31,470	167,446	17,570	1,543,713	49,040	87
Corporate bonds	427,739	925	94,364	148	522,103	1,073	173
Residential mortgage-backed securities	178,857	58	391,265	590	570,122	648	12
Asset-backed securities	115,695	222	—	—	115,695	222	12
Other debt securities	44,128	3,526	1,089	7	45,217	3,533	4
Commercial paper	367,043	19	—	—	367,043	19	30
Total	¥27,939,292	¥177,600	¥1,039,235	¥24,433	¥28,978,527	¥202,033	1,730

	Less than 12 months		12 months or more		Total
At March 31, 2023:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥7,644,337	¥8,066	¥2,105,210	¥115,703	¥9,749,547	¥123,769	438
Japanese prefectural and municipal bonds	962,234	1,781	711,896	14,091	1,674,130	15,872	723
Foreign government and official institution bonds	858,970	18,677	1,436,798	89,695	2,295,768	108,372	118
Corporate bonds	331,411	1,800	249,088	1,177	580,499	2,977	256
Residential mortgage-backed securities	166,778	5	522,774	436	689,552	441	15
Asset-backed securities	310,388	4,170	39,806	194	350,194	4,364	32
Other debt securities	48,804	1,266	47,886	5,576	96,690	6,842	28
Total	¥10,322,922	¥35,765	¥5,113,458	¥226,872	¥15,436,380	¥262,637	1,610

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Evaluating Available-for-sale debt securities for Impairment losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Japanese prefectural and municipal bonds, Foreign government and official institution bonds
As of March 31, 2023, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of March 31, 2023 and no impairment loss has been recorded.
Corporate bonds
As of March 31, 2023, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of March 31, 2023, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group determined through analysis that no credit loss was identified on such securities as of March 31, 2023 because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.
Asset-backed securities
As of March 31, 2023, unrealized losses on these securities were primarily driven by certain CLOs, highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of March 31, 2023 and no impairment loss has been recorded.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at March 31, 2021, 2022 and 2023:

	Fiscal years ended March 31,
	2021	2022	2023
	(in millions)
Net gains (losses) recognized during the period(1)	¥1,467,763	¥(125,271)	¥104,023
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	47,775	(38,042)	18,313
Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥1,419,988	¥(87,229)	¥85,710

Note:
(1)Included in Investment securities gains (losses)—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2022 and 2023:

	2022	2023
	(in millions)
Measurement alternative balance	¥310,570	¥381,928
The related adjustments for these securities for the fiscal years ended March 31, 2021, 2022 and 2023 were as follows:

	Fiscal years ended March 31,
	2021	2022	2023
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(5,188)	¥(4,299)	¥(8,230)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥—	¥—	¥(440)
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥21,710	¥3,067	¥5,090

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
(4)The cumulative impairment losses at March 31, 2022 and 2023 were ¥12,354 million and ¥20,151 million respectively.
(5)The cumulative downward changes for observable prices at March 31, 2022 and 2023 were ¥954 million and ¥1,393 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2022 and 2023 were ¥54,223 million and ¥59,069 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUAH, Krungsri, and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 for further information.
However, for the fiscal year ended March 2023, the MUAH segment is included in the Other segment in the respective tables, because its importance as a segment declined as a result of the sale of MUFG Union Bank and an internal reorganization within the MUFG Group. The reorganization involved the transfer of assets, including loans of ¥2,614,535 million from the MUAH segment to the Commercial segment on November 14, 2022. See Note 2 for further information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Total Outstanding Loans and Past Due Analysis
The table below presents total outstanding loans and past due analysis by class at March 31, 2022 and 2023.

	Past Due
At March 31, 2022:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale(1)	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥12,556	¥9,138	¥21,694	¥53,953,767	¥69,257	¥54,044,718	¥3,260
Foreign	17,405	10,598	28,003	34,578,265	374,011	34,980,279	—
Residential	32,078	13,598	45,676	13,255,829	—	13,301,505	3,360
Card	10,250	26,818	37,068	427,198	—	464,266	—
MUAH	625	—	625	2,741,503	70,841	2,812,969	—
Krungsri	115,636	126,494	242,130	6,580,635	—	6,822,765	—
Other	21,729	21,152	42,881	1,002,240	—	1,045,121	—
Total	¥210,279	¥207,798	¥418,077	¥112,539,437	¥514,109	¥113,471,623	¥6,620
Unearned income, unamortized premiums—net and deferred loan fees—net						(322,230)
Total						¥113,149,393

	Past Due
At March 31, 2023:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥6,599	¥12,485	¥19,084	¥55,519,315	¥87,659	¥55,626,058	¥2,652
Foreign	8,818	33,203	42,021	41,268,228	879,423	42,189,672	12,158
Residential	32,514	11,496	44,010	12,830,845	—	12,874,855	3,342
Card	14,992	26,587	41,579	431,263	—	472,842	—
Krungsri	188,802	136,627	325,429	7,457,206	—	7,782,635	—
Other(2)	14,241	20,235	34,476	1,375,934	—	1,410,410	—
Total	¥265,966	¥240,633	¥506,599	¥118,882,791	¥967,082	¥120,356,472	¥18,152
Unearned income, unamortized premiums—net and deferred loan fees—net						(401,012)
Total						¥119,955,460

Notes:
(1)Does not include the loans in transferred business of MUFG Union Bank to U.S. Bancorp, which is included in Other assets in the accompanying consolidated balance sheets at March 31, 2022. See Note 2 for further information.
(2)The Other segment in the above table included loans of ¥176,691 million, which was previously included in the MUAH segment, at March 31, 2023.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

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
The information on nonaccrual loans by class at March 31, 2022 and 2023, and recognized interest income on nonaccrual loans by class for the fiscal years ended March 31, 2022 and 2023 are shown below:

	Recorded Loan Balance
March 31, 2022:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥633,768	¥109,919	¥6,532
Foreign	224,566	84,837	4,734
Residential	56,175	3,579	811
Card	62,578	—	25
MUAH	15,349	—	77
Krungsri	165,775	2,824	4,076
Other	26,618	7	3,688
Total	¥1,184,829	¥201,166	¥19,943

	Recorded Loan Balance
March 31, 2023:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥401,836	¥99,657	¥5,409
Foreign	246,675	65,242	5,918
Residential	47,910	3,962	1,052
Card	67,159	—	17
Krungsri	211,705	3,286	6,482
Other	29,848	5	3,885
Total	¥1,005,133	¥172,152	¥22,763

Notes:
(1)Nonaccrual loans in the above table do not include loans held for sale of ¥7,946 million and ¥9,205 million at March 31, 2022 and 2023, respectively.
(2)These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021		2022
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥39,282	¥39,282	¥168,348	¥167,342
Foreign	33,839	33,839	16,144	16,144
Residential(1)(3)	18,121	18,121	22,484	22,484
Card(2)(3)	20,857	19,737	20,937	19,824
MUAH(2)(3)	22,801	22,763	11,384	11,384
Krungsri(2)(3)	18,548	18,548	14,869	14,869
Other(2)	24,968	24,956	11,403	11,403
Total	¥178,416	¥177,246	¥265,569	¥263,450

	2021	2022
	Troubled Debt Restructurings That Subsequently Defaulted
	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥16,179	¥12,020
Foreign	9,861	13,180
Residential(1)(3)	157	203
Card(2)(3)	2,733	2,746
MUAH(2)(3)	3,437	—
Krungsri(2)(3)	6,226	5,657
Other(2)	857	4,715
Total	¥39,450	¥38,521

Notes:
(1)TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)TDRs for the Card, MUAH, Krungsri and Other segments include accrual and nonaccrual loans.
(3)For the fiscal year ended March 31, 2021, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUAH segment. For the fiscal year ended March 31, 2022, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUAH segment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2023
	Troubled Debt Restructurings
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥68,477	¥68,477
Foreign	35,319	35,319
Residential(1)(3)	15,291	15,291
Card(2)(3)	22,355	21,407
Krungsri(2)(3)	94,790	94,790
Other(2)	21,141	21,141
Total	¥257,373	¥256,425

2023
Troubled Debt Restructurings That Subsequently Defaulted
Recorded Investment
(in millions)
Commercial(1)(3)
Domestic	¥8,123
Foreign	11,945
Residential(1)(3)	116
Card(2)(3)	2,783
Krungsri(2)(3)	5,289
Other(2)	1,569
Total	¥29,825

Notes:
(1)TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)TDRs for the Card, Krungsri and Other segments include accrual and nonaccrual loans.
(3)For the fiscal year ended March 31, 2023, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments and reduction in the stated rate was the primary concession type in the Card segment.
A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2021, 2022 and 2023 was not material.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, MUAH, Krungsri and Other segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccrual and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.
The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥132,456 million and ¥101,339 million at March 31, 2022 and 2023, respectively. See Note 24 for further discussion of commitments to extend credit.
In the Krungsri segment, TDR accounting was suspended for loan modifications, where COVID-19 related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications included payment deferrals and reductions in stated rate, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2022 and 2023 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2022:	2021	2020	2019	2018	2017	Prior
	(in millions)
Commercial:	¥27,445,726	¥10,850,943	¥7,634,337	¥6,509,048	¥3,924,194	¥8,827,987	¥23,380,258	¥9,236	¥88,581,729
Domestic	19,038,698	7,937,529	5,003,439	4,499,174	2,817,819	6,639,931	8,038,871	—	53,975,461
Normal	18,756,933	7,646,272	4,669,784	4,335,640	2,698,956	6,205,070	7,686,772	—	51,999,427
Close Watch	257,276	266,311	167,387	150,834	104,047	307,367	306,193	—	1,559,415
Likely to become Bankrupt or Legally/Virtually Bankrupt	24,489	24,946	166,268	12,700	14,816	127,494	45,906	—	416,619
Foreign	8,407,028	2,913,414	2,630,898	2,009,874	1,106,375	2,188,056	15,341,387	9,236	34,606,268
Normal	8,250,729	2,814,362	2,501,594	1,881,532	1,031,105	2,031,243	15,089,995	1,912	33,602,472
Close Watch	149,502	90,355	73,253	110,170	36,274	93,622	223,203	7,324	783,703
Likely to become Bankrupt or Legally/Virtually Bankrupt	6,797	8,697	56,051	18,172	38,996	63,191	28,189	—	220,093
Residential	¥782,446	¥641,706	¥976,736	¥866,282	¥900,959	¥9,104,691	¥28,685	¥—	¥13,301,505
Accrual	782,314	641,499	976,162	865,761	900,120	9,054,326	26,460	—	13,246,642
Nonaccrual	132	207	574	521	839	50,365	2,225	—	54,863
Card	¥19	¥106	¥182	¥175	¥276	¥437	¥400,552	¥62,519	¥464,266
Accrual	1	8	8	9	13	41	387,648	13,960	401,688
Nonaccrual	18	98	174	166	263	396	12,904	48,559	62,578
MUAH	¥364,236	¥306,134	¥147,821	¥62,455	¥50,264	¥122,149	¥1,689,069	¥—	¥2,742,128
Credit Quality Based on Internal Credit Ratings
Pass	357,334	298,658	126,083	48,653	43,938	117,778	1,642,946	—	2,635,390
Special Mention	3,106	—	20,013	2,415	5,981	805	33,471	—	65,791
Classified	3,796	7,476	1,725	11,387	345	3,566	12,652	—	40,947
Krungsri	¥1,350,265	¥964,094	¥901,955	¥680,090	¥329,847	¥481,981	¥2,099,727	¥14,806	¥6,822,765
Performing	1,297,054	891,374	788,828	573,840	270,783	363,905	1,961,481	—	6,147,265
Under-Performing	42,326	58,084	90,519	80,841	45,982	78,690	113,283	—	509,725
Non-Performing	10,885	14,636	22,608	25,409	13,082	39,386	24,963	14,806	165,775
Other	¥400,482	¥143,336	¥85,496	¥40,445	¥35,346	¥—	¥340,016	¥—	¥1,045,121
Accrual	398,744	136,317	83,278	38,609	32,934	—	328,621	—	1,018,503
Nonaccrual	1,738	7,019	2,218	1,836	2,412	—	11,395	—	26,618

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2023:	2022	2021	2020	2019	2018	Prior
	(in millions)
Commercial:	¥32,957,651	¥10,100,587	¥8,626,319	¥5,653,421	¥4,385,807	¥9,366,641	¥25,743,172	¥15,050	¥96,848,648
Domestic	20,132,474	6,099,692	6,675,895	4,002,329	3,214,528	7,406,590	8,006,891	—	55,538,399
Normal	19,867,845	5,957,659	6,472,135	3,823,755	3,126,146	6,722,981	7,722,379	—	53,692,900
Close Watch	222,202	124,499	172,270	114,534	74,635	567,514	262,686	—	1,538,340
Likely to become Bankrupt or Legally/Virtually Bankrupt	42,427	17,534	31,490	64,040	13,747	116,095	21,826	—	307,159
Foreign	12,825,177	4,000,895	1,950,424	1,651,092	1,171,279	1,960,051	17,736,281	15,050	41,310,249
Normal	12,508,547	3,931,278	1,857,934	1,577,120	1,083,934	1,824,977	17,540,822	15,050	40,339,662
Close Watch	262,388	34,656	60,637	50,210	71,966	79,450	174,436	—	733,743
Likely to become Bankrupt or Legally/Virtually Bankrupt	54,242	34,961	31,853	23,762	15,379	55,624	21,023	—	236,844
Residential	¥688,000	¥747,161	¥607,237	¥919,359	¥811,469	¥9,077,669	¥23,960	¥—	¥12,874,855
Accrual	687,800	747,121	607,047	918,781	810,933	9,034,589	22,093	—	12,828,364
Nonaccrual	200	40	190	578	536	43,080	1,867	—	46,491
Card	¥12	¥147	¥240	¥239	¥181	¥587	¥403,687	¥67,749	¥472,842
Accrual	1	7	10	8	9	37	391,237	14,374	405,683
Nonaccrual	11	140	230	231	172	550	12,450	53,375	67,159
Krungsri	¥1,824,628	¥1,046,959	¥654,933	¥692,616	¥515,731	¥605,053	¥2,427,923	¥14,792	¥7,782,635
Performing	1,689,034	956,470	570,865	553,616	406,258	459,322	2,292,418	—	6,927,983
Under-Performing	108,770	66,555	67,504	111,435	85,928	98,103	104,652	—	642,947
Non-Performing	26,824	23,934	16,564	27,565	23,545	47,628	30,853	14,792	211,705
Other	¥551,560	¥190,786	¥108,148	¥48,867	¥19,875	¥80,252	¥410,922	¥—	¥1,410,410
Accrual	549,274	187,638	106,522	47,235	17,832	75,726	396,334	—	1,380,561
Nonaccrual	2,286	3,148	1,626	1,632	2,043	4,526	14,588	—	29,849

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.
The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and the Other segment. The accrual status of these loans is determined based on the number of delinquent payments. See Note 1 for further details of categorization of Accrual and Nonaccrual.
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
For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the MUAH, Krungsri and Other segments, credit quality indicators are generally based on information as of December 31.

Allowance for Credit Losses
Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2021, 2022 and 2023 are shown below:

Fiscal year ended March 31, 2021:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥482,275	¥34,746	¥35,180	¥58,995	¥169,626	¥28,718	¥809,540
Effect of adopting new guidance on measurement of credit losses on financial instruments(1)	83,828	49,494	14,262	25,037	118,333	32,750	323,704
Provision for credit losses	235,584	1,385	17,876	90,064	90,167	49,134	484,210
Charge-offs	77,904	2,745	24,564	40,376	93,192	51,725	290,506
Recoveries collected	9,262	13	1,463	4,362	23,415	6,567	45,082
Net charge-offs	68,642	2,732	23,101	36,014	69,777	45,158	245,424
Other(2)	1,532	—	—	(6,327)	(14,953)	(3,891)	(23,639)
Balance at end of fiscal year	¥734,577	¥82,893	¥44,217	¥131,755	¥293,396	¥61,553	¥1,348,391

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2022:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥734,577	¥82,893	¥44,217	¥131,755	¥293,396	¥61,553	¥1,348,391
Provision for (reversal of) credit losses	236,659	(10,899)	15,473	(101,112)	90,514	47,360	277,995
Charge-offs	57,848	2,121	20,153	19,208	83,474	55,208	238,012
Recoveries collected	11,898	14	1,231	9,532	22,890	13,150	58,715
Net charge-offs	45,950	2,107	18,922	9,676	60,584	42,058	179,297
Other(2)	8,800	—	—	9,398	(940)	6,354	23,612
Balance at end of fiscal year	¥934,086	¥69,887	¥40,768	¥30,365	¥322,386	¥73,209	¥1,470,701

Fiscal year ended March 31, 2023:	Commercial	Residential	Card	Krungsri	Other(3)	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥934,086	¥69,887	¥40,768	¥322,386	¥103,574	¥1,470,701
Transfer from MUAH to Commercial segment	33,062				(33,062)	—
Provision for (reversal of) credit losses	(113,886)	(9,511)	19,236	70,729	41,580	8,148
Charge-offs	158,780	645	18,255	95,489	55,922	329,091
Recoveries collected	18,784	16	720	25,457	24,506	69,483
Net charge-offs	139,996	629	17,535	70,032	31,416	259,608
Other(2)	6,323	—	—	34,948	12,386	53,657
Balance at end of fiscal year	¥719,589	¥59,747	¥42,469	¥358,031	¥93,062	¥1,272,898

Notes:
(1)Effective as of April 1, 2020, the MUFG Group adopted new guidance on measurement of credit losses on financial instruments.
(2)Other is principally comprised of gains or losses from foreign exchange translation.
(3)For the fiscal year ended March 31, 2023, the beginning balance and the ending balance of the Other segment in the above table includes the allowance for credit losses of ¥30,365 million and ¥3,428 million, respectively, which were previously included in the MUAH segment.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease from charge-offs in the allowance for credit losses amounting to ¥16.8 billion, ¥0.4 billion and ¥79.9 billion for the fiscal years ended March 31, 2021, 2022 and 2023, respectively, due to loan disposal activity.
The MUFG Group sold ¥1,684 billion, ¥2,011 billion and ¥2,879 billion of loans within the Commercial segment during the fiscal years ended March 31, 2021, 2022 and 2023, respectively.
The MUFG Group sold ¥586 billion and ¥518 billion of loans within the MUAH segment during the fiscal years ended March 31, 2021 and 2022, respectively. The MUFG Group sold ¥556 billion of loans within the current Other segment, previously included in the MUAH segment, during the fiscal year ended March 31, 2023.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the Commercial, MUAH, Krungsri and Other segments, collateral relating to these loans is comprised primarily of real estate, and to a lesser extent, exchange traded equity securities and deposits etc. For the Residential segment, collateral on these loans was mainly real estate.

5.    PREMISES AND EQUIPMENT
Premises and equipment at March 31, 2022 and 2023 consisted of the following:

	2022	2023
	(in millions)
Land	¥372,710	¥393,932
Buildings	766,945	800,821
Equipment and furniture	497,478	509,828
Leasehold improvements	255,679	255,712
Construction in progress	30,894	34,679
Total	1,923,706	1,994,972
Less accumulated depreciation	1,107,877	1,134,394
Premises and equipment-net	¥815,829	¥860,578
For the fiscal years ended March 31, 2021, 2022 and 2023, the MUFG Group recognized ¥11,424 million, ¥6,574 million and ¥5,317 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥773 million, ¥58 million and ¥174 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
6.    GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2022 and 2023:

	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Total
	(in millions)
Balance at March 31, 2021:
Goodwill	¥140,099	¥728,644	¥223,301	¥2,300	¥1,094,344
Accumulated impairment losses(1)	(63,393)	(645,731)	(14,368)	—	(723,492)
	76,706	82,913	208,933	2,300	370,852
Foreign currency translation adjustments and other	4,694	7,358	12,493	—	24,545
Balance at March 31, 2022:
Goodwill	144,793	736,002	235,794	2,300	1,118,889
Accumulated impairment losses	(63,393)	(645,731)	(14,368)	—	(723,492)
Less: Goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank(2)	(2,415)	(89,371)	—	—	(91,786)
	¥78,985	¥900	¥221,426	¥2,300	¥303,611
Impairment loss	—	—	(33,553)	—	(33,553)
Foreign currency translation adjustments and other	9,683	(900)	17,931	—	26,714
Balance at March 31, 2023:
Goodwill(3)	152,236	481,263	253,725	2,300	889,524
Accumulated impairment losses(3)	(63,568)	(481,263)	(47,921)	—	(592,752)
	¥88,668	¥—	¥205,804	¥2,300	¥296,772

Notes:
(1)Effective April 1, 2018, the MUFG Group reorganized its business groups. Goodwill originally recognized for Retail Banking Business Group, Corporate Banking Business Group, Trust Assets Business Group and Global Business Group other than MUAH and Krungsri was ¥1,900,019 million, which has been fully impaired before April 1, 2017. As these impairment losses recorded in past before the reorganization of the segment and are irrelevant to the annual impairment test under the new segment, the accumulated impaired loss is not allocated to new business segments after the reorganization of business group.
(2)Represents goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank, which is included in Other assets in the accompanying consolidated balance sheet at March 31, 2022.
(3)For the balance at March 31, 2023, the Goodwill and Accumulated impairment losses of the Global Corporate & Investment Banking Business Group and Global Commercial Banking Business Group in the above table exclude the goodwill and accumulated impairment losses previously recorded for MUFG Union Bank, which was sold during the fiscal year ended March 31, 2023. See Note 2 for further information.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
value fallen below the carrying amount of the reporting unit. The MUFG Group estimated the fair value of its reporting units using a combination of the income and the market approaches. This goodwill impairment includes the impact of an intervening event due to the economic environment triggered by COVID-19 for the three-month period ended March 31, 2020.
For the fiscal year ended March 31, 2023, the MUFG Group recognized ¥33,553 million of impairment of goodwill relating to the First Sentier Investors reporting unit within the Asset Management & Investor Services Business Group segment. Due largely to market volatility and a decline in the equity markets, the portfolio balance of assets under management decreased, which resulted in a decrease in the reporting unit’s cash flow projections. As a result, the fair value of the reporting unit was measured on December 31, 2022 for the quantitative goodwill impairment test, and led to an impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The income approach estimates the fair value of the reporting unit by discounting management’s projections of the reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
The MUFG Group consolidates certain subsidiaries, including MUAH, based on financial information for the year ended December 31 as this date and MUFG’s fiscal year which ends on March 31 have been treated as coterminous.
Other Intangible Assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2022 and 2023:

	2022			2023
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥3,169,332	¥2,380,861	¥788,471	¥3,440,220	¥2,606,923	¥833,297
Customer relationships	528,969	282,324	246,645	552,204	319,293	232,911
Core deposit intangibles	114,059	58,972	55,087	119,555	69,379	50,176
Trade names	76,858	36,846	40,012	79,861	41,090	38,771
Other	15,194	4,859	10,335	17,861	6,751	11,110
Total	¥3,904,412	¥2,763,862	1,140,550	¥4,209,701	¥3,043,436	1,166,265
Intangible assets not subject to amortization:
Other			8,051			7,958
Total			¥1,148,601			¥1,174,223
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
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2023 amounted to ¥273,108 million, which primarily consisted of ¥272,410 million of software. The weighted average amortization periods for these assets are 5 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2023 amounted to ¥1,479 million.
For the fiscal years ended March 31, 2021, 2022 and 2023, the MUFG Group recognized ¥21,680 million, ¥33,301 million and ¥5,151 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2024	¥281,137
2025	236,575
2026	193,844
2027	146,394
2028	111,124
7.    LEASE TRANSACTIONS
Lease transactions as a lessee
Right-of-use assets of finance leases, which are principally related to data processing equipment and included in Premises and equipment in the accompanying consolidated balance sheets, amounted to ¥12,980 million and ¥16,402 million at March 31, 2022 and 2023, respectively. Lease liabilities of these finance leases, which are included in Long-term debt in the accompanying consolidated balance sheets, amounted to ¥16,104 million and ¥19,470 million at March 31, 2022 and 2023, respectively.
Right-of-use assets of operating leases, which are principally related to office space and equipment are included in Other assets in the accompanying consolidated balance sheets, amounted to ¥261,803 million and ¥227,112 million at March 31, 2022 and 2023, respectively. Lease liabilities of these operating leases, which are included in Other liabilities in the accompanying consolidated balance sheets, amounted to ¥384,183 million and ¥337,391 million at March 31, 2022 and 2023, respectively.
For the fiscal years ended March 31, 2022 and 2023, the MUFG Group recognized ¥20,830 million and ¥15,720 million, respectively, of impairment losses for Right-of-use assets of operating leases, where recovery of the carrying amount is doubtful. The losses are included in Other non-interest expenses.
The discount rates used in determining the present value of leases are the MUFG Group’s incremental borrowing rate, developed based upon each lease’s term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that the MUFG Group will exercise that option. The MUFG Group has elected to exclude leases with original terms of less than one year from the operating lease right-of-use assets and lease liabilities. The MUFG Group’s lease arrangements that have not yet commenced as of March 31, 2023 are not material. Variable lease costs did not have a material impact on the MUFG Group’s results of operations.
The following table presents profit or loss of lease transactions as a lessee for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023
	(in millions)
Finance lease cost:
Amortization of right-of-use assets	¥4,971	¥4,816	¥5,672
Interest on lease liabilities	240	198	208
Operating lease cost	91,276	81,206	67,393

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents information of lease transactions as a lessee for the fiscal years ended March 31, 2022 and 2023:

	2022	2023
	(in millions, except years and percentages)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	¥262	¥282
Operating cash flows from operating leases	107,047	101,549
Financing cash flows from finance leases	7,426	8,124
Right-of-use assets obtained in exchange for new finance lease liabilities	4,055	11,066
Right-of-use assets obtained in exchange for new operating lease liabilities	48,095	35,678
Weighted-average remaining lease term:
Finance leases	3.6 years	3.5 years
Operating leases	8.0 years	7.6 years
Weighted-average discount rate:
Finance leases	0.77%	0.84%
Operating leases	0.76%	0.90%
Maturities of lease liabilities as of March 31, 2023 are as follows:

	Finance leases	Operating leases
	(in millions)
2024	¥7,718	¥85,292
2025	5,539	62,184
2026	2,994	44,667
2027	1,991	30,870
2028	1,004	26,836
2029 and thereafter	642	106,453
Total undiscounted cash flows	19,888	356,302
Difference between undiscounted and discounted cash flows	(418)	(18,911)
Amount on balance sheet	¥19,470	¥337,391
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents profit or loss of lease transactions as a lessor for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥122,810	¥116,430	¥127,724
Operating leases:
Lease income	3,663	4,202	6,978
Total	¥126,473	¥120,632	¥134,702
Finance income on net investment is included in Interest income—Loans, including fees in the consolidated statements of operations. Lease income from operating lease transactions is included in Other non-interest income in the consolidated statements of operations.
The following table presents the components of sales type and direct financing leases transactions as of March 31, 2022 and 2023:

	2022	2023
	(in millions)
Lease receivables (undiscounted)	¥1,855,125	¥2,046,277
Adjustments:
Discounted unguaranteed residual value	12,439	10,278
Initial direct cost on sales type and direct financing leases	27,695	32,780
Deferred selling profit	(306,316)	(350,553)
Net investment in sales type and direct financing leases	¥1,588,943	¥1,738,782
The following table presents maturity of the lease payment receivables of sales type and direct financing lease transactions as of March 31, 2023:

Lease receivables
(in millions)
2024	¥507,241
2025	466,812
2026	387,246
2027	274,201
2028	205,295
2029 and thereafter	205,482
Total undiscounted cash flows	2,046,277
Difference between undiscounted cash flows and the lease receivables recognized on balance sheet	(307,495)
Amount on balance sheet	¥1,738,782

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
8.    INCOME TAXES
Income (Loss) before Income Tax Expense (Benefit)
Income (loss) before income tax expense (benefit) by jurisdiction for the fiscal years ended March 31, 2021, 2022 and 2023 was as follows:

	2021	2022	2023
	(in millions)
Domestic income (loss)	¥575,101	¥(886,921)	¥(588,227)
Foreign income	1,033,241	828,194	1,244,961
Total	¥1,608,342	¥(58,727)	¥656,734
Income Tax Expense (Benefit)
The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2021, 2022 and 2023 was as follows:

	2021	2022	2023
	(in millions)
Current:
Domestic	¥95,183	¥243,993	¥250,780
Foreign	83,492	112,164	203,409
Total	178,675	356,157	454,189
Deferred:
Domestic	310,490	(308,214)	(348,997)
Foreign	(44,217)	(62,454)	(78,779)
Total	266,273	(370,668)	(427,776)
Income tax expense (benefit)	444,948	(14,511)	26,413
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	1,146	(87,628)	(66,401)
Debt valuation adjustments	(36,792)	10,296	7,858
Derivatives qualifying for cash flow hedges	12,244	(4,968)	1,594
Defined benefit plans	139,883	19,039	(677)
Foreign currency translation adjustments	(3,368)	96,742	86,576
Total	113,113	33,481	28,950
Total	¥558,061	¥18,970	¥55,363

Prior to the fiscal year ended March 31, 2023, the MUFG Group filed tax returns on a consolidated basis for corporate income taxes within Japan, and from the beginning of fiscal year ended March 31, 2023, the MUFG Group applied the Group Tax Sharing System, where the calculation of taxable income or loss is still made based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries, but the tax payments are made by each of these companies.
Reconciliation of Effective Income Tax Rate
Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 30.6%, 30.6%, and 30.6% for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2021, 2022 and 2023 is as follows:

	2021	2022	2023
Combined normal effective statutory tax rate	30.6%	30.6%	30.6%
Nondeductible expenses	0.3	(12.0)	0.8
Impairment of goodwill	2.4	—	1.5
Foreign tax credit and payments	(0.9)	28.7	(4.7)
Lower tax rates applicable to income of subsidiaries	(1.0)	30.8	(5.3)
Change in valuation allowance	(0.9)	(90.1)	(10.5)
Taxation for gain on sale of shares in subsidiary	—	—	3.4	(1)
Nontaxable dividends received	(1.9)	85.1	(14.8)
Undistributed earnings of subsidiaries	—	(25.6)	(0.3)
Tax and interest expense for uncertainty in income taxes	(0.1)	(10.8)	—
Noncontrolling interest income	0.1	(0.7)	0.3
Effect of changes in tax laws	(0.1)	(2.4)	0.6
Expiration of loss carryforward	0.1	(7.0)	0.1
Other—net	(0.9)	(1.9)	2.3
Effective income tax rate	27.7%	24.7%	4.0%

Note:
(1)In March 2023, MUAH repurchased a portion of the shares in MUAH held by MUFG and MUFG Bank. The transaction resulted in the realization of a difference between the book value of the shares in MUAH for accounting and tax purposes, resulting in a ¥22,250 million increase in income tax expense and a 3.4 percentage points increase in the effective tax rate for the fiscal year ended March 31, 2023.
Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2022 and 2023 were as follows:

	2022	2023
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥462,303	¥418,732
Operating loss carryforwards	99,566	99,870
Loans	37	561
Accrued liabilities and other	309,017	413,587
Premises and equipment	124,419	119,395
Derivative financial instruments	154,237	303,644
Obligations under operating leases	106,864	88,088
Valuation allowance	(184,932)	(153,053)
Total deferred tax assets	1,071,511	1,290,824

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2022	2023
	(in millions)
Deferred tax liabilities:
Investment securities (including trading account assets at fair value under the fair value option)	605,443	379,581
Intangible assets	69,276	65,973
Lease transactions	47,432	12,514
Defined benefit plans	102,998	50,730
Investments in subsidiaries and affiliates	506,829	639,592
Right-of-use assets of operating leases	77,274	64,741
Other	113,335	103,915
Total deferred tax liabilities	1,522,587	1,317,046
Net deferred tax liabilities	¥(451,076)	¥(26,222)
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
For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2022 and 2023 to the extent that it is more likely than not that they will not be realized.
Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2022 and 2023, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥108,311 million and ¥66,897 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither the plan nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.
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
Operating Loss and Tax Credit Carryforwards
At March 31, 2023, the MUFG Group had operating loss carryforwards for corporate tax of ¥221,609 million and tax credit carryforwards of ¥57,084 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2024	¥5,344	¥649
2025	84,378	146
2026	53,457	145
2027	624	143
2028	3,108	143
2029	636	347
2030 and thereafter	35,173	46,957
No definite expiration date	38,889	8,554
Total	¥221,609	¥57,084
Uncertainty in Income Tax
The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023
	(in millions)
Balance at beginning of fiscal year	¥19,249	¥13,829	¥21,794
Gross amount of increases for current year’s tax positions	202	28	451
Gross amount of decreases for current year’s tax positions	(1,919)	—	—
Gross amount of increases for prior years’ tax positions	489	6,320	279
Gross amount of decreases for prior years’ tax positions	(2,329)	(183)	(166)
Decreases due to lapse of applicable statutes of limitations	(116)	(8)	(116)
Foreign exchange translation and other	(1,747)	1,808	3,158
Balance at end of fiscal year	¥13,829	¥21,794	¥25,400
The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023
	(in millions)
Balance at beginning of fiscal year	¥2,612	¥2,417	¥2,848
Total interest and penalties in the consolidated statements of operations	(398)	156	(1,052)
Total cash settlements, foreign exchange translation and other	203	275	371
Balance at end of fiscal year	¥2,417	¥2,848	¥2,167

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2022 and forward
United States—Federal	2019 and forward
United States—California	2015 and forward
Indonesia	2018 and forward
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
9.    PLEDGED ASSETS AND COLLATERAL
Pledged Assets
At March 31, 2023, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2023
(in millions)
Trading account securities	¥12,699,080
Investment securities	25,666,561
Loans	11,950,542
Other	20,368
Total	¥50,336,551
The above pledged assets were classified by type of liabilities to which they related as follows:

2023
(in millions)
Deposits	¥14,985
Payables under repurchase agreements and securities lending transactions	27,968,380
Other short-term borrowings and long-term debt	22,280,877
Other	72,309
Total	¥50,336,551
At March 31, 2023, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets with a combined carrying value of ¥19,436,978 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
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
Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2022 and 2023, the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,991,833 million and ¥2,918,282 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Collateral
The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit (“CDs”).
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
If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2023, the MUFG Group pledged ¥35,115 billion of assets that may not be sold or repledged by the secured parties.
Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2022 and 2023, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥31,167 billion and ¥32,111 billion, respectively, of which ¥23,699 billion and ¥24,063 billion, respectively, was sold or repledged.
At March 31, 2022 and 2023, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥2,893,178 million and ¥2,585,837 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,017,580 million and ¥1,318,338 million, respectively.
10.     DEPOSITS
At March 31, 2022 and 2023, the aggregate amount of time deposit accounts (including CDs) in denominations that meet or exceed the insured limit were ¥54,819,050 million and ¥60,245,700 million, respectively. These time deposits included domestic time deposits in denominations that meet or exceed the limit stipulated by the Deposit Insurance Act in Japan, which is ¥10 million, and foreign time deposits in denominations that meet or exceed any country-specific insurance fund limit.
The maturity information at March 31, 2023 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥31,966,328	¥29,492,912
Due after one year through two years	4,400,809	504,083
Due after two years through three years	2,327,682	170,605
Due after three years through four years	454,931	99,234
Due after four years through five years	448,420	40,959
Due after five years	706,729	32,825
Total	¥40,304,899	¥30,340,618

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
11.    CALL MONEY AND FUNDS PURCHASED
A summary of funds transactions for the fiscal years ended March 31, 2022 and 2023 is as follows:

	2022	2023
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥2,416,313	¥3,437,614
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.06%	0.01%
12.    DUE TO TRUST ACCOUNT, SHORT-TERM BORROWINGS AND LONG-TERM DEBT
Mitsubishi UFJ Trust and Banking holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.
However, excess cash funds of individual trust accounts are often placed with Mitsubishi UFJ Trust and Banking which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2022 and 2023 is as follows:

	2022	2023
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥6,307,463	¥5,871,244
Weighted average interest rate on outstanding balance at end of fiscal year	0.00%	0.00%
At March 31, 2022 and 2023, the MUFG Group had unused lines of credit for financing amounting to ¥4,741,464 million and ¥3,321,061 million, respectively. The amounts principally consist of pooled collateral which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Other short-term borrowings at March 31, 2022 and 2023 were comprised of the following:

	2022	2023
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,491,509	¥1,123,528
Borrowings from the Bank of Japan	10,231,483	1,186,251
Borrowings from other financial institutions	68,384	95,785
Other(1)	810,849	976,832
Total domestic offices	12,602,225	3,382,396
Foreign offices:
Commercial paper	3,776,737	4,771,323
Borrowings from other financial institutions	82,914	160,292
Short-term debentures	22,059	21,338
Other	59,287	105,501
Total foreign offices	3,940,997	5,058,454
Total	16,543,222	8,440,850
Less unamortized discount	85	2,836
Other short-term borrowings—net	¥16,543,137	¥8,438,014
Weighted average interest rate on outstanding balance at end of fiscal year	0.09%	2.83%

Note:
(1)Includes borrowings from the jointly operated designated money in trusts.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Long-term debt (with original maturities of more than one year) at March 31, 2022 and 2023 was comprised of the following:

	2022	2023
	(in millions)
MUFG:
Obligations under finance leases	¥3,326	¥1,720
Unsubordinated debt (1):
Fixed rate bonds, payable in US dollars, due 2023-2039, principally 0.85%-5.72%	5,501,311	7,226,689
Fixed rate bonds, payable in Euro, due 2023-2033, principally 0.34%-3.56%	508,524	578,508
Fixed rate bonds, payable in other currencies, due 2024-2029, principally 2.08%-4.05% (2)	37,424	37,425
Adjustable rate bonds, payable in Japanese yen, due 2024-2034, principally 0.14%-1.47%	95,900	451,500
Adjustable rate bonds, payable in Euro, due 2025-2027, principally 0.34%-3.27%	68,350	408,016
Adjustable rate borrowings, payable in Japanese yen, due 2025-2037, principally 0.76%-1.86%	—	272,000
Floating rate bonds, payable in US dollars, due 2023-2026, principally 5.53%-6.16%	416,171	400,487
Floating rate bonds, payable in Euro, due 2023, principally 3.25%	47,845	51,002
Floating rate bonds, payable in other currencies, due 2024, principally 4.52% (2)	36,800	35,876
Total	6,712,325	9,461,503
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2024-2033, principally 0.37%-1.56%	771,014	872,810
Fixed rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.57%-0.79%	—	86,000
Adjustable rate bonds, payable in Japanese yen, due 2028-2033, principally 0.29%-1.21%	905,925	908,541
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 0.82%-2.50%	1,486,734	1,366,633
Adjustable rate borrowings, payable in Japanese yen, due 2029-2032, principally 0.30%-0.72%	31,500	34,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.85%-1.33%	86,725	94,856
Floating rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.57%-0.79%	86,000	—
Total	3,367,898	3,362,840
Total	10,083,549	12,826,063
MUFG Bank:
Obligations under finance leases	¥4,419	¥4,652
Unsubordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2023-2027, principally 0.63%-2.34%	72,400	37,300
Fixed rate bonds, payable in US dollars, due 2023-2052, principally 0.00%-4.70%	1,052,443	1,073,796
Fixed rate bonds, payable in Euro, due 2033, principally 1.81%	6,152	6,557
Fixed rate borrowings, payable in Japanese yen, due 2023-2028, principally 0.00%-0.25%	18,582,830	20,582,218
Fixed rate borrowings, payable in US dollars, due 2030, principally 2.93%	8,371	7,601
Adjustable rate borrowings, payable in US dollars, due 2023, principally 5.14%-5.54%	—	86,127
Floating rate borrowings, payable in US dollars, due 2023-2031, principally 4.49%-8.76%	714,718	671,936
Floating rate borrowings, payable in Euro, due 2025-2036, principally 2.30%-3.39%	103,231	100,065
Total	20,540,145	22,565,600
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2025-2031, principally 1.95%-2.91%	236,000	175,500
Fixed rate borrowings, payable in Japanese yen, due 2023-2035, principally 0.44%-2.24%	71,000	59,500
Adjustable rate borrowings, payable in Japanese yen, due 2028, principally 1.06%	10,000	10,000
Floating rate borrowings, payable in Japanese yen, due 2027, principally 0.27%	15,000	15,000
Total	332,000	260,000
Obligations under loan securitization transaction accounted for as secured borrowings due 2023-2080, principally 0.13%-10.00%	519,718	445,821
Total	21,396,282	23,276,073

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2022	2023
	(in millions)
Other subsidiaries:
Obligations under finance leases	¥8,359	¥13,098
Unsubordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2023-2051, principally 0.00%-23.00%	1,088,884	1,012,649
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2023-2036, principally 0.00%-50.00%	124,841	95,593
Fixed rate borrowings, bonds and notes, payable in Euro, due 2024-2030, principally 0.00%	10,796	1,148
Fixed rate borrowings, bonds and notes, payable in Thai baht, due 2023-2028, principally 0.00%-6.90%	230,630	154,698
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2023-2037, principally 0.00%-9.50%(2)	306,778	322,457
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2023-2053, principally 0.00%-38.50%	1,000,691	1,009,268
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2023-2032, principally 0.00%-43.00%	130,597	103,125
Adjustable rate bonds and notes, payable in Euro, due 2024-2025, principally 0.10%-1.00%	230	193
Total	2,893,447	2,699,131
Subordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2023-2030, principally 1.53%-2.61%	114,946	34,700
Fixed rate bonds and notes, payable in US dollars, due 2027-2030, principally 7.50%-8.00%	2,262	2,329
Fixed rate bonds and notes, payable in Thai baht, due 2029-2032, principally 3.00%-4.30%	208,581	231,138
Floating rate bonds and notes, payable in US dollars, due 2028, principally 9.86%	2,866	5,253
Total	328,655	273,420
Obligations under loan securitization transaction accounted for as secured borrowings due 2022, principally 2.25%	1	—
Total	3,230,462	2,985,649
Total	34,710,293	39,087,785
Debt issuance cost	¥(13,694)	¥(16,030)
Total	¥34,696,599	¥39,071,755

Notes:
(1)Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)Minor currencies, such as Australian dollar, Indonesian rupiah, South Korean won, etc., excluding Japanese yen, US dollars, Euro and Thai baht have been summarized into the “Other currencies” classification.
The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2022 and 2023.
Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following is a summary of maturities of long-term debt subsequent to March 31, 2023 :

	MUFG	BK	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2024	¥899,334	¥1,239,768	¥691,145	¥2,830,247
2025	1,331,578	18,187,331	494,856	20,013,765
2026	2,267,854	1,245,954	317,642	3,831,450
2027	580,729	164,253	258,031	1,003,013
2028	1,346,562	1,167,991	101,229	2,615,782
2029 and thereafter	6,400,006	1,270,776	1,122,746	8,793,528
Total	¥12,826,063	¥23,276,073	¥2,985,649	¥39,087,785
New Issuances of Debt for Basel III
For the fiscal year ended March 31, 2023, the MUFG Group issued to institutional investors in Japan ¥90,000 million aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable or when the MUFG Group becomes subject to bankruptcy proceedings.
For the fiscal year ended March 31, 2023, the MUFG Group obtained debt financing of ¥624,500 million, $16,265 million (approximately ¥2,171,865 million) and €3,050 million (approximately ¥444,446 million) with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) to global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board. The MUFG Group is required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis.
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
As part of the transaction discussed in Note 2, assets and obligations of defined benefit pension plan and other postretirement plan, which MUFG Union Bank had maintained, were assigned to MUFG Bank and U.S. Bancorp in proportion to each entity’s share of the underlying participant obligations of the plans, and the related profit, loss and other comprehensive income for the three-month lag period are not reflected on the consolidated statements of operations and the consolidated statements of comprehensive income for the fiscal year ended March 31, 2023, and instead have been recognized as direct adjustments to retained earnings and Accumulated OCI, respectively. The effects of the elimination of the difference in reporting periods for the assets and obligations of defined pension plan and other postretirement plan resulted in a net adjustment to unappropriated retained earnings of ¥2,086 million and Accumulated OCI, net of taxes of ¥27,593 million, which is recorded in Elimination of the difference in reporting periods of the transferred business in the consolidated statements of equity for the fiscal year ended March 31, 2023. However, the disclosures in the remainder of this note disregard the separate presentation of this effect in the funded status, and the removal of these gains, losses, and OCI for the three months period from the components of net periodic cost and OCI.
Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2021, 2022 and 2023 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2021	2022	2023	2021		2022		2023
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits		Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥46,861	¥44,160	¥41,026	¥13,947	¥229	¥16,853	¥140	¥16,808		¥97
Interest cost on projected benefit obligation	11,091	11,995	14,356	14,295	793	11,233	494	20,573		1,002
Expected return on plan assets	(71,078)	(81,902)	(84,084)	(31,161)	(2,118)	(33,269)	(2,415)	(44,590)		(3,200)
Amortization of net actuarial loss (gain)	17,019	770	1,446	11,560	208	16,573	(64)	7,534		155
Amortization of prior service cost	(1,205)	(1,280)	(1,396)	(2,614)	(448)	(2,802)	(385)	(3,124)		(432)
Loss (gain) on settlements and curtailment	(4,605)	(5,820)	(4,860)	30	—	44	—	84,345	(1)	—
Net periodic benefit cost (income)	¥(1,917)	¥(32,077)	¥(33,512)	¥6,057	¥(1,336)	¥8,632	¥(2,230)	¥81,546		¥(2,378)

Note:
(1)One-time write off of unrecognized retirement benefit obligations of ¥84,345 million was recorded in connection with a pension buyout transaction to transfer portions of the defined benefit pension plans of MUFG Bank’s overseas branches.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2021	2022	2023	2021		2022		2023
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Weighted-average assumptions used:
Discount rates in determining expense	0.63%	0.71%	0.86%	2.94%	2.72%	2.19%	1.82%	2.51%	2.21%
Discount rates in determining benefit obligation	0.71	0.86	1.36	2.34	2.23	2.78	2.63	4.76	4.68
Rates of increase in future compensation level for determining expense	3.46	3.46	3.46	5.12	—	5.09	—	5.04	—
Rates of increase in future compensation level for determining benefit obligation	3.46	3.46	3.47	5.09	—	5.04	—	5.09	—
Expected rates of return on plan assets	2.93	2.89	2.93	6.19	7.00	5.91	7.00	4.86	5.50
Cash balance crediting rate for determining expense	2.46	2.46	2.46	2.39	—	1.62	—	1.94	—
Cash balance crediting rate for determining benefit obligation	2.46	2.46	2.46	1.62	—	1.94	—	3.72	—
The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year:

	MUAH		Other than MUAH
	2022(1)	2023	2022(1)	2023(1)
Initial trend rate	4.13%	—	6.50%	7.00%
Ultimate trend rate	3.77%	—	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2029	—	2029	2031

Note:
(1)Fiscal years of MUFG Americas Holdings and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2021 and 2022, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2022 and 2023:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2022	2023	2022			2023
	Non-contributory pension benefits and SIP	Non-contributory pension benefits and SIP	Pension benefits		Other benefits	Pension benefits		Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,753,483	¥1,692,105	¥580,953		¥31,354	¥619,739		¥30,791
Service cost	44,160	41,026	16,853		140	16,808		97
Interest cost	11,995	14,356	11,233		494	20,573		1,002
Plan participants’ contributions	—	—	—		433	—		689
Acquisitions/ Divestitures	(242)	(584)	(130)		—	(77,231)		(3,818)
Amendments	(1,054)	—	402		—	(1,250)		—
Actuarial loss (gain)	(28,814)	(113,554)	(24,611)	(1)	(2,269)	(98,693)	(1)	(5,329)
Benefits paid	(65,853)	(65,897)	(24,501)		(2,580)	(33,456)		(3,785)
Lump-sum payment	(21,570)	(20,179)	(3,591)		—	(4,476)		—
Translation adjustments and other	—	—	63,131		3,219	(247,171)	(2)	4,548
Benefit obligation at end of fiscal year	1,692,105	1,547,273	619,739		30,791	194,843		24,195
Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,858,013	2,890,503	604,404		33,349	705,864		39,528
Actual return on plan assets	77,848	(76,526)	49,277		4,619	(126,085)		(6,722)
Employer contributions	20,487	26,734	4,627		(116)	1,277		(8,104)
Acquisitions/ Divestitures	8	(242)	—		—	(100,438)		(5,649)
Plan participants’ contributions	—	—	—		433	—		689
Benefits paid	(65,853)	(65,897)	(24,501)		(2,580)	(33,456)		(3,785)
Translation adjustments and other	—	—	72,057		3,823	(231,343)	(2)	6,240
Fair value of plan assets at end of fiscal year	2,890,503	2,774,572	705,864		39,528	215,819		22,197
Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥1,216,703	¥1,245,150	¥153,861		¥12,104	¥89,109		¥1,110
Accrued benefit cost	(18,305)	(17,851)	(67,736)		(3,367)	(68,133)		(3,108)
Net amount recognized	¥1,198,398	¥1,227,299	¥86,125		¥8,737	¥20,976		¥(1,998)

Notes:
(1)Significant gains and losses related to changes in the benefit obligation for the fiscal years ended March 31, 2022 and 2023 primarily result from changes in the discount rate.
(2)In connection with a pension buyout transaction, portions of the defined benefit pension plans of MUFG Bank’s overseas branches were transferred. The related obligations and assets were ¥327,203 million and ¥327,203 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The aggregated accumulated benefit obligations of these plans at March 31, 2022 and 2023 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2022	2023	2022	2023
	(in millions)
Aggregated accumulated benefit obligations	¥1,663,543	¥1,521,419	¥596,153	¥170,917
The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2022 and 2023 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2022	2023	2022	2023
	(in millions)
Projected benefit obligations	¥25,327	¥24,918	¥87,876	¥81,128
Accumulated benefit obligations	25,327	24,918	67,612	62,308
Fair value of plan assets	7,223	7,315	20,139	12,995
MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2021, 2022 and 2023 were ¥16,716 million, ¥16,235 million and ¥16,888 million, respectively.
The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2022 and 2023:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2022	2023	2022		2023
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(18,183)	¥32,257	¥47,093	¥(1,070)	¥21,347	¥2,729
Prior service cost	(2,845)	(1,449)	(3,742)	(1,650)	(1,747)	(1,375)
Gross amount recognized in Accumulated OCI	(21,028)	30,808	43,351	(2,720)	19,600	1,354
Taxes	(36,389)	(52,367)	(12,092)	616	(6,135)	(736)
Net amount recognized in Accumulated OCI	¥(57,417)	¥(21,559)	¥31,259	¥(2,104)	¥13,465	¥618

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents OCI for the fiscal years ended March 31, 2022 and 2023:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2022	2023	2022		2023
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits		Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(24,790)	¥47,026	¥(40,559)	¥(4,471)	¥59,505		¥4,129
Prior service cost arising during the year	(1,053)	—	402	55	(597)		—
Losses (gains) due to amortization:
Net actuarial loss (gain)	(770)	(1,446)	(16,573)	64	(7,534)		(155)
Prior service cost	1,280	1,396	2,802	385	3,124		432
Curtailment and settlement	5,820	4,860	(44)	—	(84,345)	(1)	—
Foreign currency translation adjustments	—	—	6,683	(139)	6,096		(332)
Total changes in Accumulated OCI	¥(19,513)	¥51,836	¥(47,289)	¥(4,106)	¥(23,751)		¥4,074

Note:
(1)One-time write off of unrecognized retirement benefit obligations of ¥84,345 million was recorded in connection with a pension buyout transaction to transfer portions of the defined benefit pension plans of MUFG Bank’s overseas branches.

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
The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2023 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	34.2%	—%	—%
Japanese debt securities	27.6	—	—
Non-Japanese equity securities	13.8	16.3	30.0
Non-Japanese debt securities	18.1	64.8	64.0
Real estate	1.3	3.6	6.0
Short-term assets and other	5.0	15.3	—
Total	100.0%	100.0%	100.0%
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Estimated future benefit payments
The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2024	¥80,489	¥14,370	¥2,364
2025	79,347	10,311	2,252
2026	78,884	11,562	2,138
2027	77,514	13,474	2,014
2028	77,892	14,440	1,874
Thereafter (2029-2033)	372,835	97,390	7,868
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
Other investments
Other investments mainly consist of call loans with the remainder consisting of miscellaneous accounts such as deposits with banks and short-term investments. These instruments are generally classified in Level 1 or Level 2 of the fair value hierarchy.
The following table presents the fair value of each major category of plan assets as of March 31, 2022 and 2023:
Pension benefits and SIP Investments:

At March 31, 2022	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥140,538	¥—	¥—	¥140,538	¥—	¥—	¥—	¥—
Non-Japanese government bonds	—	—	—	—	68,887	5,385	—	74,272
Other debt securities	9,950	14,648	232	24,830	—	133,815	—	133,815
Japanese marketable equity securities	848,482	—	—	848,482	—	—	—	—
Non-Japanese marketable equity securities	87,983	176	—	88,159	34,659	556	—	35,215
Other investment funds	—	—	—	—	83,442	186,372	—	269,814	(2)
Japanese general account of life insurance companies(1)	—	209,482	—	209,482	—	—	—	—
Other investments	11,819	17,563	—	29,382	1,001	11,095	39,729	51,825
Total	¥1,098,772	¥241,869	¥232	¥1,340,873	¥187,989	¥337,223	¥39,729	¥564,941

At March 31, 2023	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥133,664	¥—	¥—	¥133,664	¥—	¥—	¥—	¥—
Non-Japanese government bonds	—	—	—	—	2,632	2,339	—	4,971
Other debt securities	2,793	6,251	40	9,084	—	15,749	—	15,749
Japanese marketable equity securities	809,371	—	—	809,371	—	—	—	—
Non-Japanese marketable equity securities	78,840	165	—	79,005	3	—	—	3
Other investment funds	—	—	—	—	38	59,023	—	59,061
Japanese general account of life insurance companies(1)	—	205,117	—	205,117	—	—	—	—
Other investments	19,644	4,677	—	24,321	2,937	1,869	25,362	30,168
Total	¥1,044,312	¥216,210	¥40	¥1,260,562	¥5,610	¥78,980	¥25,362	¥109,952

Notes:
(1)“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.25% from April 1, 2021 to March 31, 2022 and 1.25% from April 1, 2022 to March 31, 2023.
(2)Other investment funds of the foreign offices and subsidiaries include mutual funds and common collective funds of ¥86,724 million and ¥146,169 million, respectively, which were held by MUFG Americas Holdings at December 31, 2021.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2022 and 2023:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2022		2023		2022		2023
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥104,793		¥71,753		¥—		¥—
Japanese debt securities	221,250		120,108		—		—
Non-Japanese marketable equity securities	219,018		186,555		—		—
Non-Japanese debt securities	249,274		332,691		—		—
Other	92,558		76,892		—		—
Total pooled funds	886,893		787,999		—		—
Other investment funds	662,737	(1)	726,011	(1)	140,923	(2)	105,867	(2)
Total	¥1,549,630		¥1,514,010		¥140,923		¥105,867

Notes:
(1)Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥625,237 million and ¥15,417 million, respectively, at March 31, 2022 and ¥690,781 million and ¥12,351 million, respectively, at March 31, 2023.
(2)Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of ¥25,356 million, ¥80,349 million and ¥34,971 million, respectively, at March 31, 2022 and ¥12,136 million, ¥63,759 million and ¥29,756 million, respectively, at March 31, 2023.

Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥625 million (0.02% of plan assets) of debt securities issued by the MUFG Group at March 31, 2022 and ¥1,614 million (0.05% of plan assets) at March 31, 2023, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥4,606 million (0.13% of plan assets) of common stock issued by the MUFG Group at March 31, 2022 and ¥5,284 million (0.18% of plan assets) at March 31, 2023, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
14.OTHER ASSETS AND LIABILITIES
Major components of other assets and liabilities at March 31, 2022 and 2023 were as follows:

	2022	2023
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥644,443	¥754,483
Other(1)	1,187,311	1,794,983
Investments in equity method investees	3,066,738	3,482,292
Prepaid benefit cost (Note 13)	1,356,603	1,335,369
Cash collateral pledged for derivative transactions (Note 9)	2,893,178	2,585,837
Cash collateral for the use of Bank of Japan’s settlement infrastructure	933,000	933,000
Accrued interest	246,271	500,506
Deferred tax assets (Note 8)	79,191	182,388
Right-of-use assets of operating leases (Note 7)	261,803	227,112
Assets held for sale relating to transferred business of MUFG Union Bank (Note 2)	11,621,567	—
Other	4,421,979	5,659,034
Total	¥26,712,084	¥17,455,004
Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,970,158	¥2,062,782
Other	1,311,035	1,920,945
Obligations to return securities received as collateral (Notes 15, 16 and 31)	6,826,215	6,891,545
Accrued interest	98,183	385,921
Deferred tax liabilities (Note 8)	530,267	208,610
Allowance for off-balance sheet credit instruments	126,055	143,770
Accrued benefit cost (Note 13)	89,062	89,092
Guarantees and indemnifications	45,358	54,359
Cash collateral received for derivative transactions (Note 9)	1,017,580	1,318,338
Obligations under operating leases (Note 7)	384,183	337,391
Liabilities held for sale relating to transferred business of MUFG Union Bank (Note 2)	11,157,660	—
Accrued and other liabilities	3,106,706	3,934,453
Total	¥26,662,462	¥17,347,206

Note:
(1)Accounts receivable—Other is primarily comprised of receivables relating to the card business. The provision or reversal of the allowance for credit losses relating to the receivables is included in Non-interest expense on the consolidated statements of operations. The receivables relating to the card business include ¥5,483 million and ¥6,849 million of past due receivables (1-3 months past due receivables of ¥2,581 million and ¥3,173 million, and greater than 3 months past due receivables of ¥2,902 million and ¥3,676 million) as of March 31, 2022 and 2023, respectively and the credit quality for these receivables is primarily evaluated based on the extent of past due. The outstanding balance of the accounts receivable is presented on a net basis after allowance for credit losses. The change of allowance for credit losses on these receivables during the fiscal years ended March 31, 2021, 2022 and 2023 is primarily due to provision of the allowance for the receivables.
Investments in equity method investees include marketable equity securities carried at ¥2,481,644 million and ¥2,918,480 million at March 31, 2022 and 2023, respectively. Corresponding aggregated market values were ¥4,714,562 million and ¥5,099,671 million, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥2,058,638 million and ¥2,443,602 million at March 31, 2022 and 2023, respectively. As of March 31, 2023, the MUFG Group held approximately 22.58% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥183,932 million and ¥194,225 million at March 31, 2022 and 2023, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥53,758 million, ¥6,949 million and ¥58,061 million for the fiscal years ended March 31, 2021, 2022 and 2023 respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of operations.
Summarized Financial Information of the MUFG Group’s Equity Method Investees
Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2022 and 2023, and for each of the three years ended March 31, 2023 is as follows:

	2022	2023
	(in billions)
Trading assets	¥36,335	¥42,770
Securities purchased under agreements to resell	15,637	16,275
Securities borrowed	18,480	19,524
Total assets	149,589	160,223
Deposits	44,163	46,405
Customer and other payables	29,815	29,470
Borrowings	28,127	33,407
Total liabilities	136,851	146,609
Noncontrolling interests	144	151

	2021	2022	2023
	(in billions)
Net revenues	¥5,841	¥6,655	¥7,235
Total non-interest expenses	3,932	4,498	5,376
Income from continuing operations before income taxes	1,881	2,139	1,797
Net income applicable to Morgan Stanley	1,433	1,650	1,402
Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2022 and 2023, and for each of the three years ended March 31, 2023 is as follows:

	2022	2023
	(in billions)
Net loans	¥17,107	¥18,114
Total assets	32,992	35,208
Deposits	11,291	11,963
Total liabilities	27,255	29,123
Noncontrolling interests	93	77

	2021	2022	2023
	(in billions)
Total interest income	¥1,058	¥1,119	¥1,430
Total interest expense	375	335	519
Net interest income	683	784	911
Provision for credit losses	215	207	245
Income before income tax expense	476	582	616
Net income	400	488	498

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
15.OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2022 and 2023, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2022:	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet(1)	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥10,611	¥—	¥10,611	¥(7,032)	¥(620)	¥2,959
Receivables under resale agreements	14,527	(2,024)	12,503	(11,614)	(29)	860
Receivables under securities borrowing transactions	4,571	(75)	4,496	(4,367)	—	129
Total	¥29,709	¥(2,099)	¥27,610	¥(23,013)	¥(649)	¥3,948
Financial liabilities:
Derivative liabilities	¥10,948	¥—	¥10,948	¥(6,749)	¥(2,225)	¥1,974
Payables under repurchase agreements	29,717	(1,991)	27,726	(26,115)	(85)	1,526
Payables under securities lending transactions	1,097	(75)	1,022	(990)	(5)	27
Obligations to return securities received as collateral	6,826	—	6,826	(1,864)	—	4,962
Total	¥48,588	¥(2,066)	¥46,522	¥(35,718)	¥(2,315)	¥8,489

At March 31, 2023:	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥12,911	¥—	¥12,911	¥(9,902)	¥(690)	¥2,319
Receivables under resale agreements	16,152	(2,093)	14,059	(13,391)	(32)	636
Receivables under securities borrowing transactions	4,630	(74)	4,556	(4,478)	—	78
Total	¥33,693	¥(2,167)	¥31,526	¥(27,771)	¥(722)	¥3,033
Financial liabilities:
Derivative liabilities	¥13,833	¥—	¥13,833	¥(9,668)	¥(1,489)	¥2,676
Payables under repurchase agreements	42,172	(2,040)	40,132	(39,232)	(76)	824
Payables under securities lending transactions	1,212	(74)	1,138	(1,108)	(18)	12
Obligations to return securities received as collateral	6,892	—	6,892	(1,975)	—	4,917
Total	¥64,109	¥(2,114)	¥61,995	¥(51,983)	¥(1,583)	¥8,429

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Note:
(1)Net amounts in this table includes those relating to Financial assets and liabilities of transferred business of MUFG Union Bank. See Note 2 for more information.
16.REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2022 and 2023. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2022
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥6,703	¥17,050	¥3,934	¥2,030	¥29,717
Payables under securities lending transactions	972	95	29	1	1,097
Obligations to return securities received as collateral	5,782	450	437	157	6,826
Total	¥13,457	¥17,595	¥4,400	¥2,188	¥37,640

	March 31, 2023
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥8,593	¥23,546	¥8,393	¥1,640	¥42,172
Payables under securities lending transactions	947	191	5	69	1,212
Obligations to return securities received as collateral	5,516	642	404	330	6,892
Total	¥15,056	¥24,379	¥8,802	¥2,039	¥50,276

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Secured borrowing by the class of collateral pledged at March 31, 2022 and 2023 was as follows:

	March 31, 2022
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥7,486	¥359	¥4,199	¥12,044
Foreign government and official institution bonds	14,116	11	1,017	15,144
Corporate bonds	745	68	330	1,143
Residential mortgage-backed securities	6,720	1	—	6,721
Other debt securities	276	—	2	278
Marketable equity securities	360	641	1,278	2,279
Other	14	17	—	31
Total	¥29,717	¥1,097	¥6,826	¥37,640

	March 31, 2023
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥13,280	¥577	¥3,956	¥17,813
Foreign government and official institution bonds	17,618	9	1,122	18,749
Corporate bonds	657	70	400	1,127
Residential mortgage-backed securities	9,650	—	—	9,650
Other debt securities	552	—	46	598
Marketable equity securities	367	556	1,368	2,291
Other	48	—	—	48
Total	¥42,172	¥1,212	¥6,892	¥50,276
17.PREFERRED STOCK
Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2023.
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
As of March 31, 2021, 2022 and 2023, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.
18.COMMON STOCK AND CAPITAL SURPLUS
The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2021, 2022 and 2023 were as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2021	2022	2023
	(shares)
Balance at beginning of fiscal year	13,581,995,120	13,581,995,120	13,281,995,120
Retirement of shares of common stock	—	(300,000,000)	(594,284,200)
Balance at end of fiscal year	13,581,995,120	13,281,995,120	12,687,710,920
Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.
The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by MUFG Bank and Mitsubishi UFJ Trust and Banking at March 31, 2023, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.
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
MUFG resolved at the meeting of Board of Directors held on November 15, 2021 to repurchase up to the lesser of 300,000,000 shares of our common stock and ¥150 billion from November 16, 2021 to March 31, 2022. Under this share repurchase program, MUFG repurchased 225,408,800 shares of MUFG's common stock for ¥149,999,964,962 from November 2021 to March 2022. Also, MUFG cancelled 300,000,000 shares of treasury stock on November 30, 2021.

MUFG resolved at the meeting of Board of Directors held on May 16, 2022 to repurchase up to the lesser of 600,000,000 shares of our common stock and ¥300 billion from May 17, 2022 to November 11, 2022. Under this share repurchase program, MUFG repurchased 418,926,300 shares of MUFG's common stock for ¥299,999,909,768 from May 2022 to October 2022. Also, MUFG cancelled 418,926,300 shares of treasury stock on November 30, 2022.

MUFG resolved at the meeting of Board of Directors held on November 14, 2022 to repurchase up to the lesser of 300,000,000 shares of our common stock and ¥150 billion from December 2, 2022 to January 31, 2023. Under this share repurchase program, MUFG repurchased 175,357,900 shares of MUFG's common stock for ¥149,999,996,001 from December 2022 to January 2023. Also, MUFG cancelled 175,357,900 shares of treasury stock on February 28, 2023.
MUFG intends to agilely engage in repurchases of shares of MUFG's own stock as a means to return profits to shareholders and improve capital efficiency, taking into account MUFG's business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, MUFG intends to cancel treasury shares to the extent that such shares exceed approximately 5% of our total issued shares (including treasury shares).

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Under the Companies Act, the amount available for dividends is based on the amount recorded in MUFG’s general books of account maintained in accordance with Japanese GAAP. The adjustments included in the accompanying consolidated financial statements but not recorded in MUFG’s general books of account, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Companies Act. Under the Banking Law, MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking have to meet the minimum capital adequacy requirements and distributions of retained earnings of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
On October 1, 2005, MUFG started with common stock and preferred stock of ¥1,383,052 million, a legal capital surplus of ¥3,577,570 million and retained earnings of ¥757,458 million in accordance with the Code and Japanese GAAP.
MUFG’s amount available for dividends, at March 31, 2023, was ¥4,214,685 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.
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
20.ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of fiscal year	¥(344,785)	¥(383,004)	¥(674,230)
Net change during the fiscal year	(38,253)	(291,226)	(227,053)
Effect of adopting new guidance on measurement of credit losses on financial instruments	34	—	—
Elimination of the difference in reporting periods of the transferred business (Note 2)	—	—	17,817
Balance at end of fiscal year	¥(383,004)	¥(674,230)	¥(883,466)
Net debt valuation adjustments:
Balance at beginning of fiscal year	¥45,502	¥(37,862)	¥(14,538)
Net change during the fiscal year	(83,364)	23,324	17,806
Balance at end of fiscal year	¥(37,862)	¥(14,538)	¥3,268
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥(13,343)	¥19,029	¥5,969
Net change during the fiscal year	32,372	(13,060)	5,140
Elimination of the difference in reporting periods of the transferred business (Note 2)	—	—	(10,515)
Balance at end of fiscal year	¥19,029	¥5,969	¥594
Defined benefit plans:
Balance at beginning of fiscal year	¥(337,918)	¥(20,382)	¥29,124
Net change during the fiscal year	317,536	49,506	6,773
Elimination of the difference in reporting periods of the transferred business (Note 2)	—	—	(27,593)
Balance at end of fiscal year	¥(20,382)	¥29,124	¥8,304
Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥230,127	¥132,738	¥880,708
Net change during the fiscal year	(97,389)	747,970	834,784
Balance at end of fiscal year	¥132,738	¥880,708	¥1,715,492
Balance at end of fiscal year	¥(289,481)	¥227,033	¥844,192

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021			2022			2023
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized losses on investment securities	¥(69,247)	¥(599)	¥(69,846)	¥(347,106)	¥76,360	¥(270,746)	¥(600,339)	¥159,480	¥(440,859)
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	(383)	(547)	(930)	(2,015)	11,268	9,253	337,313	(99,409)	237,904
Elimination of the difference in reporting periods of the transferred business (Note 2)	—	—	—	—	—	—	(24,147)	6,330	(17,817)
Net change	(69,630)	(1,146)	(70,776)	(349,121)	87,628	(261,493)	(287,173)	66,401	(220,772)
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(32,523)			29,733			6,281
Net unrealized losses on investment securities attributable to Mitsubishi UFJ Financial Group			(38,253)			(291,226)			(227,053)
Net debt valuation adjustments:
Net debt valuation adjustments	(126,007)	38,584	(87,423)	32,735	(10,025)	22,710	25,220	(7,722)	17,498
Reclassification adjustment for losses included in net income (loss) before attribution of noncontrolling interests	5,851	(1,792)	4,059	885	(271)	614	444	(136)	308
Net change	(120,156)	36,792	(83,364)	33,620	(10,296)	23,324	25,664	(7,858)	17,806
Net debt valuation adjustments attributable to noncontrolling interests			—			—			—
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			(83,364)			23,324			17,806
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	44,255	(12,359)	31,896	(5,542)	1,825	(3,717)	(38,278)	10,600	(27,678)
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	164	115	279	(12,200)	3,143	(9,057)	31,019	(8,458)	22,561
Elimination of the difference in reporting periods of the transferred business (Note 2)	—	—	—	—	—	—	14,251	(3,736)	10,515
Net change	44,419	(12,244)	32,175	(17,742)	4,968	(12,774)	6,992	(1,594)	5,398

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2021			2022			2023
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			(197)			286			258
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			32,372			(13,060)			5,140
Defined benefit plans:
Defined benefit plans	436,435	(133,404)	303,031	62,946	(17,350)	45,596	(129,100)	37,654	(91,446)
Reclassification adjustment for losses included in net income (loss) before attribution of noncontrolling interests	22,504	(6,479)	16,025	7,042	(1,689)	5,353	98,428	(27,313)	71,115
Elimination of the difference in reporting periods of the transferred business (Note 2)	—	—	—	—	—	—	37,257	(9,664)	27,593
Net change	458,939	(139,883)	319,056	69,988	(19,039)	50,949	6,585	677	7,262
Defined benefit plans attributable to noncontrolling interests			1,520			1,443			489
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			317,536			49,506			6,773
Foreign currency translation adjustments:
Foreign currency translation adjustments	(61,085)	(14,370)	(75,455)	853,517	(98,059)	755,458	958,705	(94,056)	864,649
Reclassification adjustment for gains included in net income (loss) before attribution of noncontrolling interests	(57,534)	17,738	(39,796)	(4,296)	1,317	(2,979)	(24,424)	7,480	(16,944)
Net change	(118,619)	3,368	(115,251)	849,221	(96,742)	752,479	934,281	(86,576)	847,705
Foreign currency translation adjustments attributable to noncontrolling interests			(17,862)			4,509			12,921
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(97,389)			747,970			834,784
Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥130,902			¥516,514			¥637,450

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of operations for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of operations
	(in millions)
Net unrealized losses (gains) on investment securities
Net losses (gains) on sales and redemptions of Available-for-sale debt securities	¥6,410	¥(48,637)	¥(2,682)	Investment securities gains (losses)—net
Impairment losses on investment securities	6	47,069	359,629	Investment securities gains (losses)—net
Gain on sale of MUFG Union Bank (Note 2)	—	—	(28,251)	Gain on sale of MUFG Union Bank
Other	(6,799)	(447)	8,617
	(383)	(2,015)	337,313	Total before tax
	(547)	11,268	(99,409)	Income tax expense (benefit)
	¥(930)	¥9,253	¥237,904	Net of tax
Net debt valuation adjustments	¥5,851	¥885	¥444	Equity in earnings of equity method investees—net or Other non-interest income
	5,851	885	444	Total before tax
	(1,792)	(271)	(136)	Income tax expense (benefit)
	¥4,059	¥614	¥308	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges Interest rate contracts
Interest rate contracts	¥(3,579)	¥(12,017)	¥(4,447)	Interest income on Loans, including fees
Foreign exchange contracts	3,743	(183)	(1,419)	Interest expense on Long-term debt or Foreign exchange gains—net
Gain on sale of MUFG Union Bank (Note 2)	—	—	36,885	Gain on sale of MUFG Union Bank
	164	(12,200)	31,019	Total before tax
	115	3,143	(8,458)	Income tax expense (benefit)
	¥279	¥(9,057)	¥22,561	Net of tax
Defined benefit plans
Net actuarial loss(1)	¥28,787	¥17,279	¥9,135	Other non-interest expenses
Prior service cost(1)	(4,267)	(4,467)	(4,952)	Other non-interest expenses
Loss (gain) on settlements and curtailment, and other(1)	(2,016)	(5,770)	79,850	Other non-interest income or expenses
Gain on sale of MUFG Union Bank (Note 2)	—	—	14,395	Gain on sale of MUFG Union Bank
	22,504	7,042	98,428	Total before tax
	(6,479)	(1,689)	(27,313)	Income tax expense (benefit)
	¥16,025	¥5,353	¥71,115	Net of tax
Foreign currency translation adjustments	¥(57,561)	¥(4,303)	¥(24,424)	Other non-interest income
	27	7	—	Other non-interest expenses
	(57,534)	(4,296)	(24,424)	Total before tax
	17,738	1,317	7,480	Income tax expense (benefit)
	¥(39,796)	¥(2,979)	¥(16,944)	Net of tax
Total reclassifications for the period	¥(29,398)	¥(10,584)	¥442,780	Total before tax
	9,035	13,768	(127,836)	Income tax expense (benefit)
	¥(20,363)	¥3,184	¥314,944	Net of tax

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
The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2022 and 2023 in accordance with Basel III.
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
Under Basel III, as adopted by the FSA, MUFG’s risk-weighted assets increased, largely reflecting the new capital charge of the credit valuation adjustment (“CVA”), the credit risk related to asset value correlation multiplier for large financial institutions, and the 250% risk-weighted threshold items not deducted from Common Equity Tier 1 capital, as well as the conversion of certain Basel II capital deductions to risk-weighted assets, such as securitizations.
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
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systemically Important Bank (“G-SIB”), as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements had been phased in and fully implemented as of March 31, 2022. In addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a G-SIB surcharge of 1.5% as of March 31, 2022 and 2023, and a countercyclical buffer of 0.01% and 0.04% as of March 31, 2022 and 2023, respectively.
Leverage Ratios
The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to both on and off-balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include revisions to the measurement of the leverage ratio and a 3% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. Effective as of March 31, 2019, the minimum leverage ratio requirement was adopted by the FSA. In addition, effective as of March 31, 2023, a leverage ratio buffer set at 50% of a G-SIB surcharge, which is 0.75% for MUFG, was adopted by the FSA.
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
	(in millions, except percentages)
Consolidated:
At March 31, 2022:
Total capital (to risk-weighted assets):
MUFG(1)	¥17,858,656	14.29%	¥15,002,201	12.01%
BK	14,076,877	12.94	8,700,226	8.00
TB	1,969,282	20.78	758,073	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	15,476,287	12.38	12,503,916	10.01
BK	12,092,189	11.11	6,525,170	6.00
TB	1,803,306	19.03	568,555	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	13,823,912	11.06	10,630,203	8.51
BK	10,728,587	9.86	4,893,877	4.50
TB	1,640,458	17.31	426,416	4.50
Leverage ratio:
MUFG	15,476,287	5.14	9,023,770	3.00
BK	12,092,189	4.96	7,312,672	3.00
TB	1,803,306	6.77	798,855	3.00

At March 31, 2023:
Total capital (to risk-weighted assets):
MUFG(1)	¥17,166,109	13.91%	¥14,852,953	12.04%
BK	14,207,818	12.58	9,029,639	8.00
TB	2,041,563	20.67	790,026	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	14,863,717	12.04	12,385,685	10.04
BK	12,469,254	11.04	6,772,229	6.00
TB	1,770,924	17.93	592,519	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	13,280,842	10.76	10,535,234	8.54
BK	11,172,146	9.89	5,079,172	4.50
TB	1,620,889	16.41	444,389	4.50
Leverage ratio:
MUFG(2)	14,863,717	4.70	11,851,297	3.75
BK	12,469,254	4.75	7,867,085	3.00
TB	1,770,924	7.29	728,488	3.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Stand-alone:
At March 31, 2022:
Total capital (to risk-weighted assets):
BK	¥11,167,553	11.91%	¥7,498,348	8.00%
TB	2,122,840	19.97	850,030	8.00
Tier 1 capital (to risk-weighted assets):
BK	9,565,792	10.20	5,623,761	6.00
TB	1,957,340	18.42	637,523	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,261,659	8.81	4,217,821	4.50
TB	1,794,840	16.89	478,142	4.50
Leverage ratio:
BK	9,565,792	4.59	6,249,606	3.00
TB	1,957,340	7.81	751,302	3.00
At March 31, 2023:
Total capital (to risk-weighted assets):
BK	¥11,115,302	10.71%	¥8,295,019	8.00%
TB	2,131,007	19.60	869,700	8.00
Tier 1 capital (to risk-weighted assets):
BK	9,644,128	9.30	6,221,264	6.00
TB	1,861,150	17.11	652,275	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,410,290	8.11	4,665,948	4.50
TB	1,711,650	15.74	489,206	4.50
Leverage ratio:
BK	9,644,128	4.02	7,183,295	3.00
TB	1,861,150	8.15	684,297	3.00

Notes:
(1)Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a G-SIB surcharge of 1.5% as of March 31, 2022 and 2023, and the countercyclical buffer of 0.01% and 0.04% as of March 31, 2022 and 2023, respectively.
(2)Effective March 31, 2023, the G-SIB leverage ratio buffer requirement became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 3.0% minimum leverage ratio, MUFG is required to maintain a G-SIB leverage ratio buffer of 0.75% as of March 31, 2023.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
At March 31, 2022, Mitsubishi UFJ Morgan Stanley Securities’s capital accounts less certain fixed assets of ¥486,756 million on a stand-alone basis were 317.1% of the total amounts equivalent to market, counterparty credit and operational risks. At March 31, 2023, its capital accounts less certain fixed assets of ¥550,276 million on a stand-alone basis, are 310.9% of the total amounts equivalent to market, counterparty credit and operational risks.
Management believes, as of March 31, 2023, that MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.
United States of America
In the United States of America, MUFG Americas Holdings and its banking subsidiary MUFG Union Bank, N.A. (“MUFG Union Bank” or “BK(US)”) are subject to various regulatory capital requirements administered by the U. S. Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, MUFG Americas Holdings must meet specific capital guidelines that involve quantitative measures of MUFG Americas Holdings’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. MUFG Americas Holdings’s capital amounts are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.
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
As described in Note 2, the MUFG Group sold all the issued and outstanding shares of common stock of MUFG Union Bank to U.S. Bancorp on December 1, 2022 and the portion of the business operated in MUFG Americas Holdings became immaterial in the MUFG group perspective. The figures on the table below are calculated according to U.S. Basel III as of December 31,2021. MUFG Americas Holdings’s actual capital amounts and ratios are presented as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Actual		Minimum capital ratios required(1)
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
MUAH:
At December 31, 2021:
Total capital (to risk-weighted assets)	$17,177	16.32%	$11,890	11.30%
Tier 1 capital (to risk-weighted assets)	16,843	16.01	9,786	9.30
Tier 1 capital (to quarterly average assets)(2)	16,843	10.44	6,453	4.00
Common Equity Tier 1 capital (to risk-weighted assets)	16,843	16.01	8,208	7.80

Notes:
(1)The minimum capital requirement includes a capital conservation buffer of 3.3% at December 31, 2021.
(2)Excludes certain deductions.

The figures on the table below are calculated according to U.S. Basel III as of December 31, 2021. MUFG Union Bank’s actual capital amounts and ratios are presented as follows:

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
22.EARNINGS (LOSS) PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG
Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2021	2022	2023
	(in millions)
Income (loss) (Numerator):
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥1,117,298	¥(83,320)	¥599,908
Effect of dilutive instruments:
Stock acquisition rights and restricted stock units—Morgan Stanley	(4,159)	(5,361)	(3,816)
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥1,113,139	¥(88,681)	¥596,092

	2021	2022	2023
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	12,859,737	12,798,060	12,317,723
Effect of dilutive instruments:
Stock acquisition rights and the common shares of MUFG under the Board Incentive Plan(1)	—	—	1,132
Weighted average common shares for diluted computation	12,859,737	12,798,060	12,318,855

	2021	2022	2023
	(in yen)
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings (loss) per common share:
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥86.88	¥(6.51)	¥48.70
Diluted earnings (loss) per common share:
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group(1)	¥86.56	¥(6.93)	¥48.39

Note:
(1)For the fiscal years ended March 31, 2021 and 2022, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2022 and 2023:

	Notional amounts(1)
	2022	2023
	(in trillions)
Interest rate contracts	¥1,391.8	¥1,625.6
Foreign exchange contracts	245.0	307.4
Equity contracts	7.4	5.3
Commodity contracts	0.1	0.1
Credit derivatives	9.8	11.5
Other	3.2	3.2
Total	¥1,657.3	¥1,953.1

Note:
(1)Includes both written and purchased positions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Impact of Derivatives on the Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2022 and 2023:

	Fair value of derivative instruments
	2022(1)(5)			2023(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥5,445	¥—	¥5,445	¥7,445	¥—	¥7,445
Foreign exchange contracts	4,801	2	4,803	5,276	5	5,281
Equity contracts	151	—	151	90	—	90
Commodity contracts	22	—	22	10	—	10
Credit derivatives	103	—	103	80	—	80
Other(6)	10	—	10	5	—	5
Total derivative assets	¥10,532	¥2	¥10,534	¥12,906	¥5	¥12,911

Derivative liabilities:
Interest rate contracts	¥5,652	¥—	¥5,652	¥8,697	¥—	¥8,697
Foreign exchange contracts	4,907	1	4,908	5,018	—	5,018
Equity contracts	277	—	277	128	—	128
Commodity contracts	22	—	22	10	—	10
Credit derivatives	101	—	101	90	—	90
Other(6)	(65)	—	(65)	(110)	—	(110)
Total derivative liabilities	¥10,894	¥1	¥10,895	¥13,833	¥—	¥13,833

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
Impact of Derivatives on the Consolidated Statements of Operations
The following table provides more detailed information regarding the derivative-related impact on the accompanying consolidated statements of operations for the fiscal years ended March 31, 2021, 2022 and 2023:
Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2021			2022			2023
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥70	¥70	¥—	¥51	¥51	¥—	¥263	¥263
Foreign exchange contracts	(91)	—	(91)	(39)	—	(39)	61	—	61
Equity contracts	—	(269)	(269)	—	(98)	(98)	—	(13)	(13)
Credit derivatives	—	(53)	(53)	—	(34)	(34)	—	(20)	(20)
Other(1)	11	(178)	(167)	(6)	(21)	(27)	(3)	8	5
Total	¥(80)	¥(430)	¥(510)	¥(45)	¥(102)	¥(147)	¥58	¥238	¥296

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
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2022 and 2023:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2022:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥408,281	¥1,874,796	¥731,946	¥3,015,023	¥(61,308)
Non-investment grade	91,161	349,847	66,452	507,460	5,378
Total	499,442	2,224,643	798,398	3,522,483	(55,930)
Index and basket credit default swaps:
Investment grade(2)	67,600	458,153	36,955	562,708	(9,604)
Non-investment grade	56,299	19,936	—	76,235	(61)
Not rated	19,944	279,955	886	300,785	(7,320)
Total	143,843	758,044	37,841	939,728	(16,985)
Total credit default swaps sold	¥643,285	¥2,982,687	¥836,239	¥4,462,211	¥(72,915)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2023:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥616,504	¥2,222,393	¥529,796	¥3,368,693	¥(30,117)
Non-investment grade	163,982	313,135	48,177	525,294	13,477
Total	780,486	2,535,528	577,973	3,893,987	(16,640)
Index and basket credit default swaps:
Investment grade(2)	—	217,259	1,596	218,855	(1,266)
Non-investment grade	37,359	599,638	6,200	643,197	(7,121)
Not rated	—	435,452	3,192	438,644	(3,329)
Total	37,359	1,252,349	10,988	1,300,696	(11,716)
Total credit default swaps sold	¥817,845	¥3,787,877	¥588,961	¥5,194,683	¥(28,356)

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
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥70 billion and ¥4,083 billion, respectively, at March 31, 2022, and approximately ¥27 billion and ¥4,880 billion, respectively, at March 31, 2023.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2022 and 2023 was approximately ¥0.5 trillion and ¥0.8 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥349 billion and ¥222 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥53 billion and ¥60 billion, respectively, as of March 31, 2022 and ¥70 billion and ¥116 billion, respectively, as of March 31, 2023.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
24.OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2022 and 2023. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.
For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.
The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥646.1 billion and ¥549.1 billion at March 31, 2022 and 2023, respectively, which are syndicated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2022:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,731	¥3,733	¥784	¥214
Performance guarantees	3,828	2,807	887	134
Derivative instruments(1)	39,982	14,670	16,988	8,324
Liabilities of trust accounts	12,262	6,413	672	5,177
Other	71	6	65	—
Total	¥60,874	¥27,629	¥19,396	¥13,849

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2023:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,975	¥4,047	¥743	¥185
Performance guarantees	4,179	3,100	930	149
Derivative instruments(1)	48,363	22,197	16,036	10,130
Liabilities of trust accounts	17,139	8,780	798	7,561
Other	85	15	70	—
Total	¥74,741	¥38,139	¥18,577	¥18,025

Note:
(1)Credit derivatives sold by the MUFG Group are excluded from this presentation.
Nature of Guarantee Contracts
Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third-party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees, as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2022 and 2023 are excluded from this presentation, as they are disclosed in Note 23.
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
Carrying Amount
At March 31, 2022 and 2023, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥814,734 million and ¥1,243,157 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥769,376 million and ¥1,188,798 million as of March 31, 2022 and 2023, respectively. Credit derivatives sold by the MUFG Group at March 31, 2022 and 2023 are excluded from this presentation, as they are disclosed in Note 23. In addition, Other liabilities include an allowance for off-balance sheet instruments of ¥51,852 million and ¥48,615 million at March 31, 2022 and 2023, respectively, related to these transactions.
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
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2022 and 2023. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

		Amount by borrower grade
At March 31, 2022:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,731	¥4,575	¥121	¥31	¥4
Performance guarantees	3,828	3,706	73	22	27
Total	¥8,559	¥8,281	¥194	¥53	¥31

		Amount by borrower grade
At March 31, 2023:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,975	¥4,819	¥78	¥17	¥61
Performance guarantees	4,179	4,066	53	29	31
Total	¥9,154	¥8,885	¥131	¥46	¥92

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
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Substantially all of our off-balance sheet instruments is comprised of commitments to extend credit at March 31, 2023, and approximately 62% of these commitments will expire within one year, 34% from one year to five years and 4% after five years. The table below presents the contractual amounts with regard to the other off-balance sheet instruments at March 31, 2022 and 2023:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2022	2023
	(in billions)
Commitments to extend credit	¥82,886	¥88,631
Commercial letters of credit	908	871
Commitments to make investments	478	705
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
The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2022 and 2023:

Consolidated VIEs	Consolidated assets
At March 31, 2022:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,115,286	¥114,679	¥24,959	¥30,114	¥906,109	¥5,016,254	¥23,171
Investment funds	538,336	578	28,021	351,806	55,567	—	102,364
Special purpose entities created for structured financing	192,200	1,694	5,463	7,294	—	119,002	58,747
Repackaged instruments	342,771	4,798	—	134,387	111,711	88,209	3,666
Securitization of the MUFG Group’s assets	10,544,934	—	1,204	—	—	10,526,124	17,606
Trust arrangements	8,581,448	—	—	760,960	1,303,063	6,517,421	4
Other	67,650	465	3,910	22,110	15,684	3,496	21,985
Total consolidated assets before elimination	26,382,625	122,214	63,557	1,306,671	2,392,134	22,270,506	227,543
The amounts eliminated in consolidation	(7,424,058)	(115,486)	(36,175)	(54,363)	(567,242)	(6,619,044)	(31,748)
Total consolidated assets	¥18,958,567	¥6,728	¥27,382	¥1,252,308	¥1,824,892	¥15,651,462	¥195,795

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,091,830	¥—	¥4,443,656	¥1,337,938	¥310,236
Investment funds	29,368	—	—	6,497	22,871
Special purpose entities created for structured financing	101,814	—	—	95,218	6,596
Repackaged instruments	345,606	—	22,791	248,535	74,280
Securitization of the MUFG Group’s assets	10,569,281	—	—	10,102,964	466,317
Trust arrangements	8,581,731	7,063,850	683,346	—	834,535
Other	63,126	—	2,268	39,511	21,347
Total consolidated liabilities before elimination	25,782,756	7,063,850	5,152,061	11,830,663	1,736,182
The amounts eliminated in consolidation	(15,116,977)	(756)	(2,590,224)	(11,378,021)	(1,147,976)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,081,747)	(7,063,094)	(2,522,255)	(3,411)	(492,987)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥584,032	¥—	¥39,582	¥449,231	¥95,219

Consolidated VIEs	Consolidated assets
At March 31, 2023:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,388,845	¥71,649	¥34,521	¥47,606	¥1,027,862	¥6,185,514	¥21,693
Investment funds	1,331,962	—	46,157	359,777	65,204	—	860,824
Special purpose entities created for structured financing	248,952	—	2,593	8,624	—	135,606	102,129
Repackaged instruments	243,513	7,882	—	167,007	53,617	15,007	—
Securitization of the MUFG Group’s assets	10,389,398	—	1,434	—	—	10,371,275	16,689
Trust arrangements	8,176,795	—	—	833,864	1,514,530	5,828,397	4
Other	62,109	584	3,952	14,606	16,159	2,822	23,986
Total consolidated assets before elimination	27,841,574	80,115	88,657	1,431,484	2,677,372	22,538,621	1,025,325
The amounts eliminated in consolidation	(6,739,954)	(71,872)	(36,626)	(63,556)	(600,635)	(5,940,036)	(27,229)
Total consolidated assets	¥21,101,620	¥8,243	¥52,031	¥1,367,928	¥2,076,737	¥16,598,585	¥998,096

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,364,030	¥—	¥5,587,813	¥1,367,234	¥408,983
Investment funds	830,751	—	817,292	7,407	6,052
Special purpose entities created for structured financing	127,768	—	—	109,352	18,416
Repackaged instruments	245,829	—	—	230,285	15,544
Securitization of the MUFG Group’s assets	10,418,160	—	—	10,154,662	263,498
Trust arrangements	8,176,907	6,408,837	840,690	—	927,380
Other	56,902	—	1,456	31,900	23,546
Total consolidated liabilities before elimination	27,220,347	6,408,837	7,247,251	11,900,840	1,663,419
The amounts eliminated in consolidation	(16,102,106)	(302)	(3,696,647)	(11,469,378)	(935,779)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,503,305)	(6,408,535)	(3,505,172)	(25,033)	(564,565)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥614,936	¥—	¥45,432	¥406,429	¥163,075
In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2022 and 2023:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2022:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥27,325,711	¥6,010,143	¥4,858,210	¥—	¥1,756,122	¥3,102,088	¥—	¥520	¥520
Investment funds	112,262,392	3,352,266	2,622,407	328,963	622,967	1,628,737	41,740	4,507	4,507
Special purpose entities created for structured financing	42,312,881	4,829,867	3,275,008	234,384	20,854	3,012,252	7,518	25,424	25,424
Repackaged instruments	7,533,839	3,627,418	3,448,224	563,524	2,424,602	373,834	86,264	1,590	1,590
Other	74,119,635	3,474,163	2,402,341	170,859	7,552	2,139,751	84,179	28,128	28,128
Total	¥263,554,458	¥21,293,857	¥16,606,190	¥1,297,730	¥4,832,097	¥10,256,662	¥219,701	¥60,169	¥60,169

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2023:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥41,001,958	¥8,062,589	¥6,384,079	¥21,719	¥2,205,877	¥4,142,995	¥13,488	¥10,823	¥10,823
Investment funds	55,386,213	4,930,989	3,446,109	262,312	120,436	2,710,177	353,184	27,606	27,606
Special purpose entities created for structured financing	54,543,066	5,864,814	3,907,598	80,382	39,357	3,749,670	38,189	208,100	208,100
Repackaged instruments	9,034,058	4,372,581	4,117,969	944,795	2,641,384	386,793	144,997	2,230	2,230
Other	87,989,676	3,989,548	2,761,087	146,286	7,552	2,523,976	83,273	46,354	46,354
Total	¥247,954,971	¥27,220,521	¥20,616,842	¥1,455,494	¥5,014,606	¥13,513,611	¥633,131	¥295,113	¥295,113

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
26.CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥21,120 million and ¥12,113 million as of March 31, 2022 and 2023, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of operations. For the fiscal years ended March 31, 2021, 2022 and 2023, there was a negative impact of nil, ¥23,332 million and nil, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of operations.
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
27.FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the fiscal years ended March 31, 2021, 2022 and 2023 were as follows:

	2021	2022	2023
	(in millions)
Fees and commissions on deposits	¥50,131	¥51,032	¥49,785
Fees and commissions on remittances and transfers	165,288	157,236	147,582
Fees and commissions on foreign trading business	79,353	56,344	69,010
Fees and commissions on credit card business	199,625	207,080	230,386
Fees and commissions on security-related services	244,017	264,530	224,900
Fees and commissions on administration and management services for investment funds	235,497	286,549	282,282
Trust fees	125,658	133,322	131,069
Guarantee fees(1)	43,889	45,849	47,986
Insurance commissions	42,117	42,353	49,420
Fees and commissions on real estate business	48,110	65,611	68,407
Other fees and commissions(2)	293,598	348,957	400,810
Total	¥1,527,283	¥1,658,863	¥1,701,637

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
Net trading gains (losses) for the fiscal years ended March 31, 2021, 2022 and 2023 were comprised of the following:

	2021	2022	2023
	(in millions)
Interest rate and other derivative contracts	¥(429,586)	¥(102,122)	¥238,162
Trading account securities, excluding derivatives	19,218	(722,298)	(1,030,260)
Trading account losses—net	(410,368)	(824,420)	(792,098)
Foreign exchange derivative contracts(1)	(79,559)	(44,693)	57,914
Net trading losses	¥(489,927)	¥(869,113)	¥(734,184)

Note:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
(1)Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains—net in the accompanying consolidated statements of operations. Foreign exchange gains—net in the accompanying consolidated statements of operations are also comprised of foreign exchange losses other than derivative contracts and foreign exchange gains related to the fair value option.
For further information on the methodologies and assumptions used to estimate fair value, see Note 31, which also shows fair values of trading account securities by major category. Note 23 discloses further information regarding the derivative-related impact on Trading account losses—net by major category.
29.BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP. The MUFG Group does not use information on the segments’ total assets to allocate its resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, the MUFG Group has allocated fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit of such subsidiaries as of March 31, 2022. Accordingly, such fixed assets allocated to business groups are presented below.
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
Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of Krungsri and Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
The MUFG Group made modifications to its internal management accounting rules and practices, effective April 1, 2022, including reallocation of au Kabucom Securities Co., Ltd., an internet securities subsidiary, to the Digital Service Business Group from the Retail & Commercial Banking Business Group as well as updates to internal booking rules relating to certain net fees and other net revenue in the customer business groups and corresponding adjustments in Other.
These changes had the following impact on its previously reported business segment information for the fiscal years ended March 31, 2021 and 2022:
•increasing the operating profits of the Digital Service Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥8.2 billion, ¥5.7 billion, ¥4.9 billion and ¥0.8 billion, respectively, for the fiscal year ended March 31, 2021,
•reducing the operating profits of the Retail & Commercial Banking Business Group, Other, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥9.1 billion, ¥7.4 billion, ¥2.9 billion and ¥0.2 billion, respectively, for the fiscal year ended March 31, 2021,
•increasing the operating profits of the Digital Service Business Group, the Global Corporate & Investment Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥10.3 billion, ¥6.5 billion, ¥0.9 billion and ¥0.3 billion, respectively, for the fiscal year ended March 31, 2022, and
•reducing the operating profits of the Retail & Commercial Banking Business Group, Other, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥11.0 billion, ¥3.9 billion, ¥3.0 billion and ¥0.1 billion, respectively, for the fiscal year ended March 31, 2022.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2021, 2022 and 2023.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Customer Business							Global Markets Business Group	Other	Total
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total
		(in billions)
Fiscal year ended March 31, 2021:
Net revenue:	¥744.7	¥550.3	¥565.7	¥778.7	¥293.4	¥438.7	¥3,371.5	¥640.3	¥(7.2)	¥4,004.6
BK and TB(1):	255.5	373.2	453.5	1.0	99.4	274.7	1,457.3	386.3	34.2	1,877.8
Net interest income	223.4	165.9	187.4	3.3	5.5	138.2	723.7	166.9	80.8	971.4
Net fees	29.2	188.9	218.6	—	93.9	136.9	667.5	(2.4)	(58.8)	606.3
Other	2.9	18.4	47.5	(2.3)	—	(0.4)	66.1	221.8	12.2	300.1
Other than BK and TB	489.2	177.1	112.2	777.7	194.0	164.0	1,914.2	254.0	(41.4)	2,126.8
Operating expenses	565.0	492.2	319.9	501.7	213.0	272.2	2,364.0	243.1	150.5	2,757.6
Operating profit (loss)	¥179.7	¥58.1	¥245.8	¥277.0	¥80.4	¥166.5	¥1,007.5	¥397.2	¥(157.7)	¥1,247.0
Fiscal year ended March 31, 2022:
Net revenue:	¥741.6	¥584.6	¥623.2	¥771.7	¥348.9	¥540.1	¥3,610.1	¥427.0	¥11.3	¥4,048.4
BK and TB(1):	257.2	390.3	496.8	1.9	106.3	362.2	1,614.7	203.4	53.2	1,871.3
Net interest income	219.3	166.8	231.6	1.9	9.3	172.2	801.1	231.5	120.0	1,152.6
Net fees	36.0	201.7	212.7	—	97.0	173.8	721.2	(8.7)	(55.9)	656.6
Other	1.9	21.8	52.5	—	—	16.2	92.4	(19.4)	(10.9)	62.1
Other than BK and TB	484.4	194.3	126.4	769.8	242.6	177.9	1,995.4	223.6	(41.9)	2,177.1
Operating expenses	558.9	490.9	320.9	528.0	241.4	295.3	2,435.4	253.0	127.6	2,816.0
Operating profit (loss)	¥182.7	¥93.7	¥302.3	¥243.7	¥107.5	¥244.8	¥1,174.7	¥174.0	¥(116.3)	¥1,232.4
Fixed assets(2)	¥140.6	¥191.7	¥155.8	¥1.0	¥13.3	¥133.0	¥635.4	¥108.4	¥550.3	¥1,294.1
Fiscal year ended March 31, 2023:
Net revenue:	¥747.6	¥614.1	¥805.7	¥870.6	¥360.8	¥712.9	¥4,111.7	¥408.9	¥(4.8)	¥4,515.8
BK and TB(1):	251.4	429.6	647.4	35.1	105.4	531.9	2,000.8	130.6	19.2	2,150.6
Net interest income	215.4	196.5	355.0	35.7	9.4	260.3	1,072.3	710.4	71.9	1,854.6
Net fees	32.9	200.5	230.6	—	96.0	243.1	803.1	(16.6)	(50.0)	736.5
Other	3.1	32.6	61.8	(0.6)	—	28.5	125.4	(563.2)	(2.7)	(440.5)
Other than BK and TB	496.2	184.5	158.3	835.5	255.4	181.0	2,110.9	278.3	(24.0)	2,365.2
Operating expenses	533.2	456.8	331.1	580.3	255.7	336.9	2,494.0	271.8	172.4	2,938.2
Operating profit (loss)	¥214.4	¥157.3	¥474.6	¥290.3	¥105.1	¥376.0	¥1,617.7	¥137.1	¥(177.2)	¥1,577.6
Fixed assets(2)	¥156.9	¥201.9	¥161.2	¥1.1	¥18.8	¥171.2	¥711.2	¥110.6	¥546.3	¥1,368.1
Increase in fixed assets(3)	¥37.0	¥41.9	¥37.1	¥0.6	¥11.6	¥23.4	¥151.5	¥23.2	¥34.2	¥208.9
Depreciation(3)	¥10.6	¥21.1	¥36.6	¥0.2	¥6.0	¥35.2	¥109.8	¥28.3	¥19.5	¥157.6

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and it corresponds to the U.S. GAAP amounts of premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,286.1 billion as of March 31, 2022 and ¥1,210.2 billion as of March 31, 2023, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(3)These amounts are related to the fixed assets of BK and TB included in the table above.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
A reconciliation of operating profit and fixed assets under the internal management reporting system for the fiscal years ended March 31, 2021, 2022 and 2023 above to income before income tax expense shown in the accompanying consolidated statements of operations and the total amount of premises and equipment-net, intangible assets-net and goodwill are as follows:

	2021	2022	2023
	(in billions)
Operating profit:	¥1,247	¥1,232	¥1,578
Provision for credit losses	(484)	(278)	(8)
Trading account losses—net	(678)	(1,174)	(1,385)
Equity investment securities gains (losses)—net	1,480	(109)	(139)
Debt investment securities gains (losses)—net	(129)	139	517
Foreign exchange gains (losses)—net	9	(9)	(33)
Equity in earnings of equity method investees—net	356	437	398
Impairment of goodwill	(148)	—	(34)
Impairment of intangible assets	(22)	(33)	(5)
Reversal of (provision for) off-balance sheet credit instruments	57	(46)	(21)
Reversal of impairment (impairment) of assets held for sale	—	(134)	134
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank	—	(3)	(283)
Gain on sale of MUFG Union Bank	—	—	558
Loss on pension buyout	—	—	(84)
Other—net	(80)	(81)	(536)
Income (loss) before income tax expense (benefit)	¥1,608	¥(59)	¥657
Fixed assets:	¥—	¥1,294	¥1,368
U.S. GAAP adjustments and other	—	974	964
Premises and equipment-net, Intangible assets-net and Goodwill	¥—	¥2,268	¥2,332
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
Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2021, 2022 and 2023, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2021:
Total revenue(2)	¥3,348,733	¥741,137	¥356,112	¥1,134,233	¥329,568	¥5,909,783
Total expense(3)	2,316,323	713,441	263,753	889,494	118,430	4,301,441
Income before income tax expense	1,032,410	27,696	92,359	244,739	211,138	1,608,342
Net income (loss) attributable to Mitsubishi UFJ Financial Group	627,138	(231,116)	74,230	366,880	280,166	1,117,298
Total assets at end of fiscal year	240,603,939	49,478,851	21,126,639	31,368,443	11,246,753	353,824,625
Fiscal year ended March 31, 2022:
Total revenue(2)	¥2,160,509	¥500,590	¥67,687	¥975,340	¥221,601	¥3,925,727
Total expense(3)	2,198,650	666,564	311,639	726,042	81,559	3,984,454
Income (loss) before income tax expense (benefit)	(38,141)	(165,974)	(243,952)	249,298	140,042	(58,727)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(7,380)	(498,205)	(344,044)	506,621	259,688	(83,320)
Total assets at end of fiscal year(4)	246,637,054	54,576,602	22,319,350	31,909,321	12,207,691	367,650,018
Fiscal year ended March 31, 2023:
Total revenue(2)	¥2,617,973	¥1,527,756	¥173,013	¥1,479,618	¥508,472	¥6,306,832
Total expense(3)	2,074,369	1,621,492	370,130	1,282,806	301,301	5,650,098
Income (loss) before income tax expense (benefit)	543,604	(93,736)	(197,117)	196,812	207,171	656,734
Net income (loss) attributable to Mitsubishi UFJ Financial Group	616,243	113,038	(246,138)	9,074	107,691	599,908
Total assets at end of fiscal year	249,539,149	59,695,647	24,675,334	34,452,071	13,373,532	381,735,733

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
The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2022 and 2023:

	2022	2023
	(in millions)
Cash and due from banks	¥1,050,661	¥738,309
Interest-earning deposits in other banks	12,459,897	17,518,035
Total	¥13,510,558	¥18,256,344
Trading account assets	¥26,849,102	¥31,158,079
Investment securities	¥7,157,322	¥11,456,886
Loans—net of unearned income, unamortized premiums and deferred loan fees	¥45,338,581	¥50,981,148
Deposits	¥46,932,643	¥52,278,932
Funds borrowed:
Call money, funds purchased	¥306,053	¥18,088
Payables under repurchase agreements	10,769,853	10,730,611
Payables under securities lending transactions	144,854	54,985
Other short-term borrowings	3,940,997	5,058,454
Long-term debt	1,596,146	1,530,782
Total	¥16,757,903	¥17,392,920
Trading account liabilities	¥5,919,017	¥8,611,974

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
When quoted prices are not available, the MUFG Group estimates fair values by using an internal model, quoted prices of securities with similar characteristics or non-binding prices obtained from independent third parties. Such securities include certain commercial paper, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial paper, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on the yield curve estimated from market interest rates appropriate to the securities. Commercial paper is generally classified in Level 2 of the fair value hierarchy. For corporate bonds, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers is reflected in the future cash flows being discounted by the interest rate applicable to the maturity of the bonds. Corporate bonds are classified in either Level 1, Level 2 or Level 3 of the fair value hierarchy, depending primarily on the significance of the adjustments to the unobservable input of credit worthiness. For residential mortgage-backed securities, the MUFG Group estimates fair value using non-binding prices obtained from independent third parties. Residential mortgage-backed securities are classified as level 2 unless otherwise significant unobservable input is used for the valuation.
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
Other Assets
Other assets measured at fair value mainly consist of securities received as collateral that may be sold or repledged under securities lending transactions. The securities received as collateral under lending transactions mainly consist of certain Japanese and foreign government bonds which are valued using the valuation techniques previously described in the section entitled “Trading Accounts Assets and Liabilities—Trading Account Securities” above.
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
Other Short-term Borrowings and Long-term Debt

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2022 and 2023:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2022	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥17,170,976	¥13,998,654	¥797,997	¥31,967,627
Debt securities
Japanese national government and Japanese government agency bonds	7,927,707	344,034	—	8,271,741
Japanese prefectural and municipal bonds	—	132,097	—	132,097
Foreign government and official institution bonds	7,606,345	471,163	1,711	8,079,219
Corporate bonds	3,198	2,664,869	683	2,668,750
Residential mortgage-backed securities	—	6,792,386	—	6,792,386
Commercial mortgage-backed securities	—	7,402	—	7,402
Asset-backed securities	—	1,210,875	315,231	1,526,106
Other debt securities	—	—	313,166	313,166
Commercial paper	—	1,271,921	—	1,271,921
Equity securities(2)	1,633,726	1,103,907	167,206	2,904,839
Trading derivative assets	201,860	10,204,531	115,040	10,521,431
Interest rate contracts	121,584	5,268,790	54,309	5,444,683
Foreign exchange contracts	2,514	4,788,739	9,560	4,800,813
Equity contracts	77,762	47,207	25,979	150,948
Commodity contracts	—	88	21,984	22,072
Credit derivatives	—	99,707	2,808	102,515
Other(8)	—	—	400	400
Investment securities:
Available-for-sale debt securities	32,672,696	12,912,810	212,936	45,798,442
Japanese national government and Japanese government agency bonds	30,989,319	3,338,445	—	34,327,764
Japanese prefectural and municipal bonds	—	4,146,144	—	4,146,144
Foreign government and official institution bonds	1,683,377	936,076	11,890	2,631,343
Corporate bonds	—	1,087,059	3,089	1,090,148
Residential mortgage-backed securities	—	900,392	15	900,407
Asset-backed securities	—	1,464,041	124,379	1,588,420
Other debt securities	—	30,016	73,563	103,579
Commercial paper	—	1,010,637	—	1,010,637
Equity securities	4,834,102	152,041	55,883	5,042,026
Marketable equity securities	4,834,102	152,041	—	4,986,143
Nonmarketable equity securities(4)	—	—	55,883	55,883
Other(5)	1,434,046	38,574	4,912	1,477,532
Assets held for sale	421,450	2,791,372	78,521	3,291,343
Investment securities	409,618	2,713,377	65,262	3,188,257
Other	11,832	77,995	13,259	103,086
Total	¥56,735,130	¥40,097,982	¥1,265,289	¥98,098,401

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2022	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥57,371	¥2,455	¥—	¥59,826
Trading derivative liabilities	217,570	10,697,699	43,951	10,959,220
Interest rate contracts	19,841	5,615,033	16,816	5,651,690
Foreign exchange contracts	4,017	4,901,054	2,097	4,907,168
Equity contracts	193,712	80,806	2,559	277,077
Commodity contracts	—	—	22,029	22,029
Credit derivatives	—	100,806	79	100,885
Other(8)	—	—	371	371
Obligation to return securities received as collateral(6)	6,670,482	155,733	—	6,826,215
Other(7)	—	525,135	16,463	541,598
Liabilities held for sale	852	50,744	1,603	53,199
Other	852	50,744	1,603	53,199
Total	¥6,946,275	¥11,431,766	¥62,017	¥18,440,058

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2023	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,098,208	¥12,746,415	¥1,182,319	¥33,026,942
Debt securities
Japanese national government and Japanese government agency bonds	6,092,523	329,502	—	6,422,025
Japanese prefectural and municipal bonds	—	279,168	—	279,168
Foreign government and official institution bonds	11,760,274	493,691	1,168	12,255,133
Corporate bonds	3,965	2,252,424	—	2,256,389
Residential mortgage-backed securities	—	4,978,709	—	4,978,709
Commercial mortgage-backed securities	—	4,627	—	4,627
Asset-backed securities	—	1,210,381	668,911	1,879,292
Other debt securities	—	—	334,124	334,124
Commercial paper	—	1,931,569	—	1,931,569
Equity securities(2)	1,241,446	1,266,344	178,116	2,685,906
Trading derivative assets	84,406	12,674,978	142,343	12,901,727
Interest rate contracts	40,013	7,311,689	93,833	7,445,535
Foreign exchange contracts	3,909	5,258,511	13,714	5,276,134
Equity contracts	40,484	28,617	20,659	89,760
Commodity contracts	—	17	9,908	9,925
Credit derivatives	—	76,144	3,801	79,945
Other(8)	—	—	428	428
Trading loans(3)	—	13,820	—	13,820
Investment securities:
Available-for-sale debt securities	25,236,359	10,250,511	253,932	35,740,802
Japanese national government and Japanese government agency bonds	23,292,055	2,754,548	—	26,046,603
Japanese prefectural and municipal bonds	—	2,759,941	—	2,759,941
Foreign government and official institution bonds	1,944,304	978,438	—	2,922,742
Corporate bonds	—	1,056,191	1,970	1,058,161
Residential mortgage-backed securities	—	1,110,239	15	1,110,254
Asset-backed securities	—	1,247,377	182,938	1,430,315
Other debt securities	—	343,777	69,009	412,786
Equity securities	4,362,017	101,576	74,761	4,538,354
Marketable equity securities	4,362,017	101,576	—	4,463,593
Nonmarketable equity securities(4)	—	—	74,761	74,761
Other(5)	1,535,446	848,596	92,251	2,476,293
Total	¥50,316,436	¥36,635,896	¥1,745,606	¥88,697,938

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2023	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥232,287	¥2,620	¥—	¥234,907
Trading derivative liabilities	163,129	13,718,992	61,247	13,943,368
Interest rate contracts	85,641	8,566,043	45,204	8,696,888
Foreign exchange contracts	1,679	5,013,909	2,369	5,017,957
Equity contracts	75,809	48,953	3,731	128,493
Commodity contracts	—	—	9,817	9,817
Credit derivatives	—	90,087	62	90,149
Other(8)	—	—	64	64
Obligation to return securities received as collateral(6)	6,664,578	158,763	68,204	6,891,545
Other(7)	—	313,482	73,663	387,145
Total	¥7,059,994	¥14,193,857	¥203,114	¥21,456,965

Notes:
(1)Includes securities measured under the fair value option.
(2)Excludes certain investments valued at net asset value of private equity funds whose fair values were ¥179,278 million and ¥225,972 million at March 31, 2022 and 2023, respectively. The amounts of unfunded commitments related to these private equity funds were ¥110,360 million and ¥172,562 million at March 31, 2022 and 2023, respectively.
(3)Includes loans measured under the fair value option.
(4)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds whose fair values at March 31, 2022 were ¥30,142 million and ¥39,462 million, respectively, and those at March 31, 2023 were ¥29,308 million and ¥51,458 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2022 were ¥1,011 million and nil, respectively, and those at March 31, 2023 were ¥1,305 million and nil, respectively.
(5)Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions.
(6)Included in Other liabilities.
(7)Mainly includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value.
(8)Includes certain derivatives such as earthquake derivatives.

Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2022 and 2023. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	March 31, 2021	Total gains (losses) for the period											March 31, 2022	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2022
		Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3(10)		Transfers out of Level 3(10)
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥756,413	¥41,919	(2)	¥—	¥458,395	¥—	¥(197,245)	¥(262,150)	¥665		¥—		¥797,997	¥40,113	(2)
Debt securities
Foreign government and official institution bonds	1,280	287		—	31,591	—	(31,432)	(15)	—		—		1,711	47
Corporate bonds	77	(68)		—	126	—	(100)	—	648		—		683	(69)
Residential mortgage-backed securities	1,000	(2)		—	97,197	—	(98,176)	(19)	—		—		—	—
Asset-backed securities	336,811	26,692		—	270,974	—	(67,500)	(251,746)	—		—		315,231	27,693
Other debt securities	277,635	14,179		—	21,352	—	—	—	—		—		313,166	14,179
Equity securities	139,610	831		—	37,155	—	(37)	(10,370)	17		—		167,206	(1,737)
Trading derivatives—net	25,027	23,754	(2)	1,882	51	(674)	—	(16,312)	41,076		(3,715)		71,089	46,149	(2)
Interest rate contracts—net	14,179	(25,977)		824	—	—	—	9,696	39,609	(5)	(838)		37,493	4,410
Foreign exchange contracts—net	7,283	2,403		206	21	—	—	1,833	1,467		(5,750)		7,463	(1,640)
Equity contracts—net	623	46,579		858	30	—	—	(27,543)	—		2,873		23,420	42,546
Commodity contracts—net	(63)	30		(6)	—	—	—	(6)	—		—		(45)	30
Credit derivatives—net	2,271	750		—	—	—	—	(292)	—		—		2,729	819
Other—net(9)	734	(31)		—	—	(674)	—	—	—		—		29	(16)
Investment securities:
Available-for-sale debt securities	289,616	277	(3)	25,143	236,786	—	—	(287,747)	15,651		(66,790)		212,936	12,545	(3)
Foreign government and official institution bonds	16,718	—		607	5,163	—	—	(5,964)	—		(4,634)		11,890	87
Corporate bonds	162	(328)		68	557	—	—	(114)	2,854		(110)		3,089	(265)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	1,599	—		104	—	—	—	(524)	—		(1,179)		—	—
Asset-backed securities	136,920	580		14,066	231,039	—	—	(258,226)	—		—		124,379	6,651
Other debt securities	134,202	25		10,298	27	—	—	(22,919)	12,797	(8)	(60,867)		73,563	6,072
Equity securities	45,569	5,856	(3)	—	9,899	—	(3,113)	—	130		(2,458)		55,883	3,960	(3)
Nonmarketable equity securities	45,569	5,856		—	9,899	—	(3,113)	—	130		(2,458)		55,883	3,960
Other	18,784	(402)	(7)	1,049	2,369	—	(4,612)	(202)	—		(12,074)		4,912	1,245	(7)
Assets held for sale	—	(2,589)	(11)	4,234	770	—	—	(4,247)	78,750		—		76,918	1,461	(11)
Investment securities	—	(963)		3,791	1	—	—	(4,247)	66,680		—		65,262	5,737
Other	—	(1,626)		443	769	—	—	—	12,070		—		11,656	(4,276)
Total	¥1,135,409	¥68,815		¥32,308	¥708,270	¥(674)	¥(204,970)	¥(570,658)	¥136,272		¥(85,037)		¥1,219,735	¥105,473
Liabilities
Other	¥(2,212)	¥8,315	(4)	¥(3,080)	¥—	¥36,535	¥—	¥(19,361)	¥5,364	(6)	¥1,372	(6)	¥16,463	¥15,532	(4)
Total	¥(2,212)	¥8,315		¥(3,080)	¥—	¥36,535	¥—	¥(19,361)	¥5,364		¥1,372		¥16,463	¥15,532

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	March 31, 2022	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		March 31, 2023	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2023
		Included in earnings and retained earnings(12)		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥797,997	¥50,044	(2)	¥—	¥387,100	¥—	¥(21,409)	¥(30,468)	¥—		¥(945)		¥1,182,319	¥43,990	(2)
Debt securities
Foreign government and official institution bonds	1,711	16		—	5,718	—	(5,765)	(250)	—		(262)		1,168	(35)
Corporate bonds	683	—		—	—	—	—	—	—		(683)		—	—
Asset-backed securities	315,231	17,132		—	354,978	—	(15,636)	(2,794)	—		—		668,911	15,749
Other debt securities	313,166	21,297		—	8,128	—	—	(8,467)	—		—		334,124	20,646
Equity securities	167,206	11,599		—	18,276	—	(8)	(18,957)	—		—		178,116	7,630
Trading derivatives—net	71,089	(2,045)	(2)	1,138	612	(334)	—	(17,198)	55,211		(27,377)		81,096	45,862	(2)
Interest rate contracts—net	37,493	(27,947)		297	—	—	—	10,932	55,243	(5)	(27,389)	(5)	48,629	10,779
Foreign exchange contracts—net	7,463	8,210		86	—	—	—	(4,484)	(32)		102		11,345	7,877
Equity contracts—net	23,420	16,190		758	19	—	—	(23,369)	—		(90)		16,928	25,646
Commodity contracts—net	(45)	153		(3)	—	—	—	(14)	—		—		91	153
Credit derivatives—net	2,729	1,273		—	—	—	—	(263)	—		—		3,739	1,303
Other—net(9)	29	76		—	593	(334)	—	—	—		—		364	104
Investment securities:
Available-for-sale debt securities	212,936	(1,303)	(3)	16,357	301,283	—	—	(272,638)	1,405		(4,108)		253,932	2,094	(3)
Foreign government and official institution bonds	11,890	—		(925)	128	—	—	(11,093)	—		—		—	—
Corporate bonds	3,089	(164)		142	1,823	—	—	(67)	1,255		(4,108)		1,970	147
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	124,379	(1,174)		14,406	296,645	—	—	(251,318)	—		—		182,938	(823)
Other debt securities	73,563	35		2,734	2,687	—	—	(10,160)	150		—		69,009	2,770
Equity securities	55,883	712	(3)	345	18,963	—	(2,682)	(806)	3,411		(1,065)		74,761	161	(3)
Nonmarketable equity securities	55,883	712		345	18,963	—	(2,682)	(806)	3,411		(1,065)		74,761	161
Other	4,912	61	(7)	(21)	90,986	—	—	(5,612)	1,925		—		92,251	61	(7)
Assets held for sale	76,918	992	(11)	9,263	1,620	—	(77,390)	(11,403)	—		—		—	—
Investment securities	65,262	(3,619)		7,156	297	—	(56,292)	(12,804)	—		—		—	—
Other	11,656	4,611		2,107	1,323	—	(21,098)	1,401	—		—		—	—
Total	¥1,219,735	¥48,461		¥27,082	¥800,564	¥(334)	¥(101,481)	¥(338,125)	¥61,952		¥(33,495)		¥1,684,359	¥92,168
Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥—	¥73,595	¥—	¥(5,391)	¥—		¥—		¥68,204	¥—
Other	16,463	35,755	(4)	(3,879)	—	53,887	—	(36,792)	72,173	(6)	(192)		73,663	43,066	(4)
Total	¥16,463	¥35,755		¥(3,879)	¥—	¥127,482	¥—	¥(42,183)	¥72,173		¥(192)		¥141,867	¥43,066

Notes:
(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account losses—net and Foreign exchange gains—net.
(3)Included in Investment securities gains (losses)—net and Other comprehensive income—net.
(4)Included in Trading account losses—net and Other comprehensive income—net.
(5)Transfers into (out of) Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable input to the entire fair value measurement. Unobservable input includes loss given default.
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
(11)Included in Investment securities gains (losses)—net, Trading account losses—net, Fees and commissions income and Other comprehensive income—net.
(12)Included the profits and losses recognized in three months before the sale of MUFG Union Bank which were reclassified to retained earnings.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2022	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities, Investment securities and Other assets:
Foreign government and official institution bonds	¥17,297	Return on equity method	Probability of default	0.2%~1.8%	0.5%
			Recovery rate	35.0%~70.0%	64.4%
			Market-required return on capital	10.0%	10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	98,325	Discounted cash flow	Recovery rate	100.0%	100.0%
	238,864	Internal model(4)	Asset correlations	3.0%	3.0%
			Discount factor	0.6%~1.0%	0.9%
			Prepayment rate	29.0%	29.0%
			Probability of default	0.0%~85.4%	—	(3)
			Recovery rate	69.9%	69.9%
Other debt securities	369,445	Discounted cash flow	Liquidity premium	0.9%~3.2%	2.8%
	58,677	Return on equity method	Probability of default	0.1%~8.0%	0.4%
			Recovery rate	60.0%~90.0%	82.7%
			Market-required return on capital	8.0%~10.0%	9.9%

At March 31, 2022	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	35,195	Option model	Correlation between interest rates	30.0%~62.9%	45.6%
			Correlation between interest rate and foreign exchange rate	15.3%~60.0%	41.0%
			Volatility	0.0%~100.0%	61.9%
Foreign exchange contracts—net	7,463	Option model	Correlation between interest rates	10.0%~70.0%	51.5%
			Correlation between interest rate and foreign exchange rate	0.0%~60.0%	37.4%
			Correlation between foreign exchange rates	50.0%~70.6%	66.4%
			Volatility	9.0%~21.7%	13.3%
Equity contracts—net	772	Option model	Correlation between foreign exchange rate and equity	(58.4)%~55.0%	23.1%
			Correlation between equities	2.4%~95.0%	51.4%
			Volatility	26.0%~38.0%	31.8%
	22,648	Discounted cash flow	Term of litigation	1.8 years	1.8 years

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2023	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Residential mortgage-backed securities and Asset-backed securities	¥101,014	Discounted cash flow	Recovery rate	100.0%	100.0%
	591,515	Internal model(4)	Asset correlations	3.0%	3.0%
			Discount factor	2.0%~2.3%	2.0%
			Prepayment rate	13.1%	13.1%
			Probability of default	0.0%~99.0%	—	(3)
			Recovery rate	72.2%	72.2%
Other debt securities	385,046	Discounted cash flow	Liquidity premium	0.9%~3.2%	2.8%

At March 31, 2023	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	48,209	Option model	Correlation between interest rates	30.0%~60.6%	44.4%
			Correlation between interest rate and foreign exchange rate	2.0%~60.0%	36.6%
			Volatility	70.3%~106.7%	80.1%
Foreign exchange contracts—net	11,345	Option model	Correlation between interest rates	30.0%~70.0%	50.6%
			Correlation between interest rate and foreign exchange rate	14.3%~60.0%	36.8%
			Correlation between foreign exchange rates	50.0%~70.6%	66.4%
			Volatility	10.6%~23.0%	15.6%
Equity contracts—net	3,316	Option model	Correlation between foreign exchange rate and equity	(58.4)%~55.0%	15.0%
			Correlation between equities	5.6%~95.0%	54.1%
			Volatility	28.0%~37.0%	32.2%
	13,612	Discounted cash flow	Term of litigation	0.1 years~1.0 year	0.5 years

Notes:
(1)The fair value as of March 31, 2022 and 2023 excludes the fair value of investments valued using vendor prices.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2022 and 2023:

	2022				2023
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets(3)
Investment securities(1)(2)	¥—	¥9,839	¥11,158	¥20,997	¥—	¥13,366	¥13,271	¥26,637
Loans	2,175	3,153	236,622	241,950	1,917	3,388	611,055	616,360
Loans held for sale	—	—	42,994	42,994	—	—	439,361	439,361
Collateral dependent loans	2,175	3,153	193,628	198,956	1,917	3,388	171,694	176,999
Premises and equipment	—	—	17,301	17,301	—	—	11,835	11,835
Intangible assets	—	—	359	359	—	—	309	309
Goodwill	—	—	—	—	—	—	184,364	184,364
Other assets	11,880	—	17,282	29,162	178,592	—	29,003	207,595
Investments in equity method investees(1)	11,880	—	1,035	12,915	178,592	—	12,472	191,064
Other	—	—	16,247	16,247	—	—	16,531	16,531
Assets held for sale	—	—	255,002	255,002	—	—	—	—
Loans held for sale	—	—	255,002	255,002	—	—	—	—
Total	¥14,055	¥12,992	¥537,724	¥564,771	¥180,509	¥16,754	¥849,837	¥1,047,100

Notes:
(1)Excludes certain investments valued at net asset value of ¥26,644 million and ¥33,595 million at March 31, 2022 and 2023, respectively. The unfunded commitments related to these investments are ¥22,197 million and ¥23,029 million at March 31, 2022 and 2023, respectively. These investments are in private equity funds.
(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.
(3)In addition to the above table, the assets and liabilities of MUFG Union Bank, which were transferred to U.S. Bancorp, were reclassified as held for sale. As a result, the disposal group was measured at fair value less expected costs to sell which was lower than its carrying amount. The amount of the fair value is ¥1,992,632 million as of March 31, 2022 and classified in Level 3 based on the transaction's expected consideration.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2022 and 2023:

	2022	2023(2)
	(in millions)
Investment securities	¥1,232	¥3,580
Loans	30,638	73,282
Loans held for sale	1,893	32,146
Collateral dependent loans	28,745	41,136
Premises and equipment	5,701	5,293
Intangible assets	10,412	3,650
Goodwill	—	33,553
Other assets	27,268	74,470
Investments in equity method investees	6,949	58,061
Other	20,319	16,409
Assets held for sale	3,165	282,540
Loans held for sale	3,165	282,540
Total(1)	¥78,416	¥476,368

Notes:
(1)In addition to the above table, the assets and liabilities of MUFG Union Bank, which were transferred to U.S. Bancorp, were reclassified as held for sale. As a result, the disposal group was measured at fair value less expected costs to sell which was lower than its carrying amount. The impairment of assets held for sale was ¥134,141 million for the fiscal year ended March 31, 2022. See Note 2 for further information.
(2)The profits and losses which were recognized in the three months before the sale of MUFG Union Bank were reclassified to retained earnings.

Investment securities for the year ended March 31, 2022 and 2023 primarily include nonmarketable equity securities measured under the measurement alternative. See Note 3 for the details of the measurement alternative.
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
The following table presents the gains or losses recorded for the fiscal years ended March 31, 2021, 2022 and 2023 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2021			2022			2023
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥(370,238)	¥723,505	¥353,267	¥(984,605)	¥1,752,995	¥768,390	¥(1,180,311)	¥1,369,071	¥188,760
Total	¥(370,238)	¥723,505	¥353,267	¥(984,605)	¥1,752,995	¥768,390	¥(1,180,311)	¥1,369,071	¥188,760
Financial liabilities:
Other short-term borrowings(1)	¥(6,484)	¥—	¥(6,484)	¥5,552	¥—	¥5,552	¥(3,626)	¥—	¥(3,626)
Long-term debt(1)	1,523	—	1,523	50,082	—	50,082	40,944	—	40,944
Total	¥(4,961)	¥—	¥(4,961)	¥55,634	¥—	¥55,634	¥37,318	¥—	¥37,318

Note:
(1)Changes in the value attributable to the instrument-specific credit risk related to those financial liabilities were not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2022 and 2023 for long-term debt instruments for which the fair value option has been elected:

	2022			2023
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥511,851	¥483,051	¥(28,800)	¥501,982	¥431,338	¥(70,644)
Total	¥511,851	¥483,051	¥(28,800)	¥501,982	¥431,338	¥(70,644)
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
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2022 and 2023:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Carrying amount	Estimated fair value
At March 31, 2022		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥50,972	¥50,972	¥50,972	¥—	¥—
Interest-earning deposits in other banks	58,848	58,848	—	58,848	—
Call loans and funds sold	1,316	1,316	—	1,316	—
Receivables under resale agreements	12,503	12,503	—	12,503	—
Receivables under securities borrowing transactions	4,496	4,496	—	4,496	—
Investment securities	4,595	4,606	1,758	460	2,388
Loans, net of allowance for credit losses(1)	111,669	112,391	2	245	112,144
Other financial assets(2)	9,207	9,207	—	9,207	—
Financial liabilities:
Deposits
Non-interest-bearing	¥36,496	¥36,496	¥—	¥36,496	¥—
Interest-bearing	188,112	188,080	—	188,080	—
Total deposits	224,608	224,576	—	224,576	—
Call money and funds purchased	2,416	2,416	—	2,416	—
Payables under repurchase agreements	27,726	27,726	—	27,726	—
Payables under securities lending transactions	1,022	1,022	—	1,022	—
Due to trust account and other short-term borrowings	22,728	22,728	—	22,728	—
Long-term debt	34,245	33,974	—	33,974	—
Other financial liabilities	7,560	7,560	—	7,560	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Carrying amount	Estimated fair value
At March 31, 2023		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥60,051	¥60,051	¥60,051	¥—	¥—
Interest-earning deposits in other banks	53,990	53,990	—	53,990	—
Call loans and funds sold	1,802	1,802	—	1,802	—
Receivables under resale agreements	14,059	14,059	—	14,059	—
Receivables under securities borrowing transactions	4,556	4,556	—	4,556	—
Investment securities	21,520	21,386	13,527	5,354	2,505
Loans, net of allowance for credit losses(1)	118,679	118,933	2	263	118,668
Other financial assets(2)	10,108	10,108	—	10,108	—
Financial liabilities:
Deposits
Non-interest-bearing	¥37,804	¥37,804	¥—	¥37,804	¥—
Interest-bearing	197,500	197,573	—	197,573	—
Total deposits	235,304	235,377	—	235,377	—
Call money and funds purchased	3,438	3,438	—	3,438	—
Payables under repurchase agreements	40,132	40,132	—	40,132	—
Payables under securities lending transactions	1,138	1,138	—	1,138	—
Due to trust account and other short-term borrowings	14,260	14,260	—	14,260	—
Long-term debt	38,704	37,928	—	37,928	—
Other financial liabilities	9,595	9,595	—	9,595	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)Excludes investments in equity method investees of ¥3,067 billion and ¥3,482 billion at March 31, 2022 and 2023, respectively.
The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2022 and 2023 was not material.
32.PARENT COMPANY ONLY FINANCIAL INFORMATION
Distributions of retained earnings of MUFG Bank and Mitsubishi UFJ Trust and Banking are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥5,094 billion and ¥5,837 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2022 and 2023, respectively. See Notes 19 and 21 for further information.
The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.
At March 31, 2022 and 2023, approximately ¥5,662 billion and ¥5,352 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the parent company only financial information of MUFG:
Condensed Balance Sheets

	As of March 31,
	2022	2023
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥231,389	¥173,603
Investments in subsidiaries and affiliated companies	16,504,756	16,834,133
Banking subsidiaries	11,731,745	11,893,171
Non-banking subsidiaries and affiliated companies	4,773,011	4,940,962
Loans to subsidiaries	10,062,030	12,841,655
Banking subsidiaries	9,516,847	12,225,477
Non-banking subsidiaries	545,183	616,178
Other assets	266,773	229,005
Total assets	¥27,064,948	¥30,078,396
Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,146,147	¥1,291,660
Long-term debt from non-banking subsidiaries and affiliated companies	24,535	15,591
Long-term debt	10,055,876	12,792,670
Other liabilities	233,322	215,129
Total liabilities	11,459,880	14,315,050
Total shareholders’ equity	15,605,068	15,763,346
Total liabilities and shareholders’ equity	¥27,064,948	¥30,078,396

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Operations

	Fiscal years ended March 31,
	2021	2022	2023
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥404,064	¥586,108	¥605,115
Banking subsidiaries	317,453	419,691	407,630
Non-banking subsidiaries and affiliated companies	86,611	166,417	197,485
Management fees from subsidiaries	35,095	34,957	35,052
Interest income from subsidiaries	174,816	183,679	273,536
Foreign exchange gains—net	1,089	6,851	3,465
Trading account profits (losses)—net	(18,285)	(4,059)	28,970
Gains on sales of investment in subsidiaries and affiliated companies—net	95	—	17,748
Other income	12,552	11,732	13,255
Total income	609,426	819,268	977,141
Expense:
Operating expenses	37,567	40,158	44,149
Interest expense to subsidiaries and affiliated companies	11,415	12,256	15,442
Interest expense	159,057	167,057	256,333
Other expense	8,164	7,154	6,496
Total expense	216,203	226,625	322,420
Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	727,257	(667,088)	(35,857)
Income (loss) before income tax expense	1,120,480	(74,445)	618,864
Income tax expense	3,182	8,875	18,956
Net income (loss)	¥1,117,298	¥(83,320)	¥599,908

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2021	2022	2023
	(in millions)
Operating activities:
Net income (loss)	¥1,117,298	¥(83,320)	¥599,908
Adjustments and other	(568,317)	653,768	9,733
Net cash provided by operating activities	548,981	570,448	609,641
Investing activities:
Proceeds from sales of investment in subsidiaries and affiliated companies	35,081	136	41,125
Purchase of equity investment in subsidiaries and an affiliated company	—	(1,000)	—
Net increase in loans to subsidiaries	(462,208)	(257,619)	(2,204,831)
Other—net	(11,531)	(9,413)	(7,791)
Net cash used in investing activities	(438,658)	(267,896)	(2,171,497)
Financing activities:
Net increase (decrease) in short-term borrowings from subsidiaries	(49,058)	(61,415)	145,513
Proceeds from issuance of long-term debt	831,121	1,625,173	3,833,878
Repayment of long-term debt	(514,436)	(1,369,254)	(1,630,695)
Repayment of long-term debt to affiliated companies	(10,500)	—	—
Proceeds from sales of treasury stock	1	—	—
Payments for acquisition of treasury stock	(13)	(150,017)	(450,019)
Dividends paid	(321,772)	(334,620)	(380,447)
Other—net	(1,954)	(10,410)	(14,160)
Net cash provided by (used in) financing activities	(66,611)	(300,543)	1,504,070
Net increase (decrease) in cash and cash equivalents	43,712	2,009	(57,786)
Cash and cash equivalents at beginning of fiscal year	185,668	229,380	231,389
Cash and cash equivalents at end of fiscal year	¥229,380	¥231,389	¥173,603
33.SUBSEQUENT EVENTS
Approval of Dividends
On June 29, 2023, the shareholders approved the payment of cash dividends of ¥16.0 per share of Common stock, totaling ¥192,860 million, that were payable on June 30, 2023, to the shareholders of record on March 31, 2023.
* * * * *

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2022 (English translation)
1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*
1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2022 (English translation)**
1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on August 2, 2022 (English Translation)
1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on February 3. 2023 (English translation)
1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
2(a)	Form of American Depositary Receipt*
2(b)
Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder*

2(c)	Description of Securities***
4(a)	Share Purchase Agreement, dated September 21, 2021, among Mitsubishi UFJ Financial Group, Inc., MUFG Americas Holdings Corporation and U.S. Bancorp**
4(b)	Amendment No. 1 to the Share Purchase Agreement, dated May 10, 2022
8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”
11
MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2023****
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2023*****
99(c)	Financial Statements and Supplementary Data of Morgan Stanley******
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

Notes:
*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.

**    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 8, 2022.
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
******    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 24, 2023.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ HIRONORI KAMEZAWA
Name:	Hironori Kamezawa
Title:	President & Group Chief Executive Officer
Date: July 24, 2023