Form 20-F
period 2024-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2024-07-30
CIK 67088

As filed with the Securities and Exchange Commission on July 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2024
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
4-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-8330
Japan
(Address of principal executive offices)
Masahisa Takahashi, +81-3-3240-8111, usgaap_reporting@mufg.jp, 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan
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
As of March 31, 2024, 12,337,710,920 shares of common stock (including 610,482,347 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☒ No ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒
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
Yes ☐ No ☒

EXPLANATORY NOTE

This annual report includes a restatement of our consolidated financial statements for the fiscal year ended March 31, 2023, which were included in our annual report on Form 20-F for the fiscal year ended March 31, 2023, filed with the U.S. Securities and Exchange Commission, or the SEC, on July 24, 2023. The restatement relates to a correction of an error related to the accounting treatment for the elimination of the three-month reporting lag in connection with our sale of MUFG Union Bank, N.A. that was completed on December 1, 2022.

Investors and other readers should rely only on the financial information and other related disclosures regarding the fiscal year ended March 31, 2023 in this annual report and in any other future filings with the SEC (as applicable) and should not rely on any previously issued or filed reports, press releases, presentations or similar communications containing financial information and other related disclosures regarding the same reporting period.

More specifically, prior to the sale of MUFG Union Bank, we treated the December 31 fiscal year end of MUFG Union Bank as coterminous with MUFG’s fiscal year end of March 31 and consolidated the subsidiary on a three-month lag pursuant to ASC 810-10-45-12. Upon deconsolidation of MUFG Union Bank, the profit, loss and other comprehensive income for the three-month period preceding the sale date were not reflected on our consolidated statements of operations and comprehensive income but instead were recognized as direct adjustments to the retained earnings and accumulated other comprehensive income, respectively, as a reduction of the carrying value of MUFG Union Bank, as previously reported in our consolidated financial statements for the fiscal year ended March 31, 2023.

Subsequent to the issuance of our March 2023 financial statements, we received comments on the financial statements from the staff of the SEC. In response to these comments, we concluded that the carrying basis of MUFG Union Bank used in the deconsolidation, and resulting measurement of the gain on sale, should have been based on the amounts as of the date three months prior to the sale date. Correction of this error results in amounts previously recognized as direct adjustments to equity, including retained earnings of ¥223,273 million, net of tax, being recognized as reductions of the gain on sale.

This restatement does not affect our financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, and thus does not affect our regulatory capital and other ratios calculated based on Japanese GAAP information.

Management concluded that our internal control over financial reporting was not effective as of March 31, 2024, due to a material weakness which management identified relating to a deficiency in the design of an existing internal control over the review and approval of non-routine U.S. GAAP accounting treatment considerations, which led to the restatement. The error resulting in the restatement of our March 31, 2023 financial statements was identified after March 31, 2024 and, therefore, management concluded that our internal control over financial reporting was also not effective as of March 31, 2023 and that the material weakness remained unremediated as of March 31, 2024. In addition, due to the material weakness, our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, concluded that our disclosure controls and procedures were not effective as of March 31, 2024 and 2023.

See Note 1A to our consolidated financial statements included in this annual report for details of the nature of the identified accounting error and “Item 15 Controls and Procedures” for the identified material weakness and our remediation measures to address the material weakness.
1

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
Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Important factors that could cause such differences include, without limitation,
•deterioration in economic conditions in Japan and around the world,
•external events, such as natural disasters and other health pandemics or epidemics, terrorism, and geopolitical and social conflicts,
•climate change and resulting physical damages and changes in the business environment,
•competitive pressures resulting from regulatory and market changes,
•failure to implement our business expansion strategy as planned and to manage new or expanded risks that entail such strategy, as well as incurrence of impairment or valuation losses on our acquired assets,
•negative developments relating to our strategic alliance with Morgan Stanley,
•failure to maintain our capital ratios and other regulatory ratios above minimum required levels,
•significant unexpected increases in credit costs,
•financial difficulties of other financial institutions that affect the overall banking environment and their borrowers,
•fluctuations in interest rates, foreign currency exchange rates and stock prices,
•reduction in our ability to access or maintain liquidity,
•inability to effectively remediate the identified material weakness in our internal control over financial reporting or otherwise maintain effective internal controls in the future,
•failure to address regulatory or public concerns or to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations,
•cyber-attacks and other information security threats,
•problems with the proper functioning and development of information, communications and transaction management systems,
•transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism,
•changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practices, and interpretations,
•changes in the business and regulatory environment for consumer finance companies,
•damage to our reputation resulting from our failure to prevent or properly address negative perceptions held by customers, investors, regulators and the general public regarding us and our operations, and
•other risks and uncertainties discussed in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and elsewhere in this Annual Report.

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
Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2024, 64.8% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 61.5% of our total investment securities portfolio and 9.7% of our total assets, respectively. Interest and non-interest income in Japan represented 38.3% of our total interest and non-interest income for the fiscal year ended March 31, 2024. Furthermore, as of March 31, 2024, our loans in Japan accounted for 55.1% of our total loans outstanding.
There is significant uncertainty surrounding Japan’s economy. For example, Japan’s fiscal health and sovereign creditworthiness may deteriorate if the Japanese government’s economic measures and the Bank of Japan’s monetary policies prove ineffective or result in negative consequences. If the prices of Japanese government bonds decline rapidly, resulting in an unexpectedly sudden increase in interest rates, our investment securities portfolio as well as our lending, borrowing, deposit-taking, trading and other operations may be negatively impacted. In addition, interest rates may suddenly increase if the Bank of Japan decides to further tighten its monetary policy, or if there is a change in market expectations relating to any such decision.
Instability in the Japanese stock market and foreign currency exchange rates, particularly between the Japanese yen and other major currencies, may also have an adverse impact on our asset and liability management as well as our results of operations. Various other factors, including international geopolitical conflicts, significant or prolonged inflationary or deflationary price trends, the decreasing and aging demographics in Japan, stagnation or deterioration of economic and market conditions in other countries, growing global competition and trade conflicts, may also have a material negative impact on the Japanese economy. For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”
Since our domestic loans in Japan accounted for a significant portion of our loan portfolio, deteriorating or stagnant economic conditions in Japan may cause adverse effects on our financial results, such as increases in credit costs, as the credit quality of our borrowers could deteriorate. Borrowers in particular industries may be adversely affected by disruptions in commodity supply chains, changes in economic behavior, trade restrictions and other consequences of geopolitical and geoeconomic conflicts, and other events that are beyond the control of those that are affected. Our domestic loan portfolio may also be adversely affected by interest rate fluctuations in Japan. For example, following the decision to end its negative interest rate policy in March 2024, the Bank of Japan may further tighten its monetary policy, resulting in higher interest rates in Japan. As a result, our borrowers may experience deterioration in their debt service capacity, and our credit costs may significantly increase. On the other hand, as the Bank of Japan has set its policy rate at 0% to 0.1% and continues to purchase Japanese government bonds in the market, the yield on many financial instruments and other market interest rates in Japan remains at low levels. If the Bank of Japan’s policy and measures are maintained for an extended period, or if the Bank of Japan’s policy rate is lowered from the current level, market interest rates may decline, and our interest rate spread on our domestic loan portfolio may narrow, reducing our net interest income.
Our results of operations may be materially affected by deterioration of economic conditions in Japan and around the world.
Economic conditions in Japan and around the world may deteriorate due to various factors such as changes in the monetary and fiscal policies in major jurisdictions and the fiscal condition of major countries, rapid and significant fluctuations in foreign exchange rates, global inflation and real estate market trends, and concerns and developments affecting financial institutions. Uncertainty over the Japanese and global economies still remains because of such other factors as concerns over political developments in the United States, concerns over the U.S.-China conflict, geopolitical instabilities and conflicts, interruptions in international supply chains and trade, and political turmoil in various regions around the world. As of March 31, 2024, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 15.4% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 9.8% of our total assets, and assets related to Europe accounted for approximately 5.9% of our total assets.
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
For example, geopolitical conflicts often lead to the imposition of economic and financial sanctions against certain banks, companies and individuals by the governments of Japan, the United States, the European Union and other jurisdictions, resulting in increased complexity in our compliance and control environment. Geopolitical tensions also often lead to increased risk of cyber-attacks or other threats to the global financial systems. Geopolitical conflicts and tensions may hamper our ability to manage such complexity or risk and may result in significant financial, reputational and other losses.
As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. If a large-scale earthquake occurs in areas where our business function is concentrated, such as the Tokyo metropolitan area, or where the facilities, systems, networks and other infrastructure critical to our operations are located, our financial position and business results could be adversely affected.
Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business. In addition, our redundancy and backup measures and other measures to strengthen our operational resilience may not be sufficient to avoid a material disruption in our operations, and our business continuity framework and contingency plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster.
Climate change could have a material adverse impact on us and our clients.
We are exposed to risks of physical impacts of climate change and risks arising from the process of transitioning to a less carbon-dependent economy. Climate change-related physical risks include increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution. Such physical risks may have adverse impacts on us, both directly on our business operations and as a result of impacts on our borrowers and counterparties, such as declines in the value of loans, investments, real estate and other assets, disruptions in business operations and economic activity, including supply chains, changes in prices of raw materials, commodities and energy, and market volatility.
Transition risks include changes in regulations, market preferences and technologies toward a less carbon-dependent economy. The possible adverse impacts of transition risks include asset devaluations, increased operational and compliance costs, and an inability to meet regulatory or market expectations. For example, various jurisdictions in which we operate, including Japan, the United States including several states, and the European Union, have adopted or are considering adoption of disclosure and financial reporting requirements, which vary in scope and other respects. Such regulatory requirements and stakeholder expectations may result in increased regulatory compliance and litigation risks and costs. We and our borrowers and counterparties may also be unable to adapt product and service offerings, loan and investment portfolio management approaches, governance frameworks and practices, or other ways in which we conduct our business and manage our capital and risk profile to changes occurring in the course of transitioning to a less carbon-dependent economy. These adverse impacts or perceptions or expectations of such impacts may result in deterioration in the profitability, financial health, creditworthiness or capital adequacy of affected businesses, including us.
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
We have defined and disclosed our aspirational goals and other information relating to climate change based on the standards that have been adopted by us or are applicable to us. Such goals may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, particularly given the high degree of uncertainties surrounding climate change. Uncertainties may further increase depending on the nature and extent of the involvement, cooperation or reaction of our borrowers, counterparties and business partners as well as industry groups, governmental organizations and other stakeholders in or to our efforts to achieve such goals. In addition, if our risk assessment and disclosure relating to climate change that we make and plan to enhance with the intent to be aligned with the recommendations of the Task Force on Climate-related Financial Disclosures, or TCFD, and other standards are deemed insufficient, if our measures designed to combat climate change or facilitate the transition to a less carbon-dependent economy do not proceed as planned, if our climate change-related risk management proves not to be as effective as expected, if we fail, or are deemed to have failed, to comply with regulatory requirements relating to climate change, including risk management, capital adequacy and disclosure requirements and standards, or if, as a result of any of the foregoing, we are considered to be failing to fulfill our responsibility to society, then our corporate value may be impaired and our business, financial condition and results of operations may be adversely affected.
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
•our income from interest spreads on loans does not improve as anticipated;
•the fair value of our financial assets fluctuate to a larger extent than anticipated;
•our fee income does not increase as much or quickly as we aim to do;
•our strategy to build a business infrastructure for new services and products through digital transformation, use of new technologies or otherwise does not proceed as planned;
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
If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results. We record the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. As of March 31, 2024, the total balance of goodwill was ¥490.3 billion. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. For further information, see Note 6 to our consolidated financial statements.
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
We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 23.2% of the voting rights in Morgan Stanley as of March 31, 2024 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors. We maintain this strategic alliance with a view towards long-term cooperation with Morgan Stanley, and plan to deepen the strategic alliance. However, due to any unexpected changes in social, economic, market or financial conditions, changes in the regulatory environment, or any failure to integrate or share staff, products or services, or to operate, manage or implement the business strategy of the joint venture securities companies or other cooperative opportunities as planned, we may be unable to achieve the expected synergies from this alliance.
If our strategic alliance with Morgan Stanley is terminated, it could have a material negative impact on our business strategy, financial condition and results of operations. For example, because we conduct our securities operations in Japan through the joint venture companies we have with Morgan Stanley, such termination may result in our inability to attain the planned growth in this line of business.
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
We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios and leverage ratios above the levels specified in the guidelines adopted by the FSA to implement the Basel III framework. As of March 31, 2024, our total risk-adjusted capital ratio was 17.82% compared to the minimum risk-adjusted capital ratio required of 12.16%, our Tier 1 capital ratio was 15.72% compared to the minimum Tier 1 capital ratio required of 10.16%, and our Common Equity Tier 1 capital ratio was 13.53% compared to the minimum Common Equity Tier 1 capital ratio required of 8.66%, each including a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%. As of the same date, our leverage ratio was 5.19% compared to the minimum leverage ratio required of 3.75%, which is the sum of a minimum leverage ratio requirement at 3.00% plus a leverage ratio buffer set at 50% of the G-SIB surcharge. From April 1, 2024, the applicable minimum leverage ratio requirement is 3.15%, and the applicable leverage ratio buffer requirement is set at 50% of a G-SIB surcharge plus an additional 0.05%, while deposits with the Bank of Japan currently remain excluded from the leverage exposure for the purpose of the calculation of the leverage ratio in light of exceptional macroeconomic conditions and other circumstances. Basel III risk measurement reforms became applicable to us on, and are being phased in from, March 31, 2024. Our capital and leverage ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP.
The Financial Stability Board has identified us as one of G-SIBs. The banks that are included in the list of G-SIBs are subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated. As the list of G-SIBs is expected to be updated annually, we may be required to meet stricter capital ratio requirements.
If our or our Japanese banking subsidiaries’ capital ratios or leverage ratios fall below the required levels, including various capital buffers or a leverage buffer, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions, such as dividends, share buybacks, interest payments on, and redemption and repurchase of, Additional Tier 1 capital instruments and bonus payments, and suspension of our business operations. In addition, some of our banking subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, and if their ratios fall below the required levels, the local regulators will require them to take a variety of corrective actions.

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
We are also subject to the FSA’s regulations requiring G-SIBs in Japan to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC. As of March 31, 2024, we maintained 25.06% of External TLAC on a risk-weighted assets basis compared to the required minimum ratio of 18.00% and 9.65% of External TLAC on a total exposure basis compared to the required minimum ratio of 6.75%. The required minimum ratio of External TLAC on a total exposure basis is 7.10% from April 1, 2024, while deposits with the Bank of Japan currently remain excluded from the total exposure for the purpose of the calculation of the External TLAC ratio in light of exceptional macroeconomic conditions and other circumstances. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA, or if the capital buffers are used and reduced below the required level to make up for our required External TLAC ratio on a risk-weighted assets basis. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors that affect our capital ratios and leverage ratios described above. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.
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
Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2024, the average balance of our foreign interest-earning assets was ¥115,100.9 billion and the average balance of our foreign interest-bearing liabilities was ¥78,344.3 billion, representing 39.2% of our average total interest-earning assets and 26.1% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. For a discussion on foreign currency translation impacts on our financial statements, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of Change in Exchange Rates on Foreign Currency Translation.”
Credit Risk
We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.
If the economic conditions in Japan or other parts of the world, including emerging countries, or in particular industries, including the real estate industry, to which we have significant credit risk exposure, worsen, or if climate change, geopolitical conflicts, fluctuations in commodity, real estate or stock prices or in interest or foreign exchange rates, changes in the competitive environment or other developments adversely affect global or local economic conditions or particular industries or borrowers, our problem loans and credit-related expenses and losses may increase. An increase in problem loans and credit-related expenses and losses would adversely affect our results of operations, weaken our financial condition and erode our capital base.
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
Declining asset quality and other financial problems may exist, arise or worsen at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies. Such problems recently manifested in a series of high-profile failures of financial institutions in the United States and Europe. Financial difficulties relating to financial institutions may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy. Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 10% of our total loans as of each year-end in the three fiscal years ended March 31, 2024, with the percentage being 20.4% as of March 31, 2024. We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. In addition, we may be adversely affected because:
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
Our strategic equity investments in Japan, which account for a vast majority of our total domestic marketable equity securities, were approximately ¥5.0 trillion as of March 31, 2024. A decline in stock prices adversely affects the value of our equity portfolio and may also reduce our regulatory capital ratios because unrealized gains and losses on the equity securities we hold are reflected in the calculation of such ratios. Weakening or stagnant economic conditions in Japan, the United States, China, the Eurozone and Asian countries may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Japanese stock prices may fluctuate significantly and negatively in future periods, as the global economy remains volatile and investors continue to observe the changes in economic, monetary and trade policies mainly in these countries and regions. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices.
Market Risk
Fluctuations in interest rates, foreign currency exchange rates and stock prices could adversely affect the value or the yield of our portfolio.
We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates, foreign currency exchange rates and stock prices in and outside of Japan. As of March 31, 2024, approximately 22.4% of our total assets were financial instruments which we measure at fair value. The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2024 was 10.8% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 9.7% of our total assets as of March 31, 2024. If market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, our net interest income may be adversely affected as banks, including us, generally pay interest on deposits based on short-term interest rates and earn income on loans based on long-term interest rates. In March 2024, the Bank of Japan ended its negative interest rate policy and set its policy rate around 0% to 0.1%, while the central banks in the United States and other major jurisdictions have maintained high interest rates in response to the ongoing inflation or have begun to reduce interest rates. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio, and our debt funding costs may also increase significantly.
Appreciation of the Japanese yen against the U.S. dollar and other major currencies causes the yen-converted value of our foreign currency-denominated investments to decline and may cause us to recognize significant losses on sales of, or valuation losses on, such investments in our financial statements. Furthermore, if stock prices decline, and the value of marketable equity securities and trading account securities that we hold also declines, we may incur significant losses on sales of, and valuation losses on, our equity securities and trading account securities portfolios. In addition, the derivative financial instruments in our trading portfolio may cause us to record significant gains or losses, when sold or marked to market, and may fluctuate from period to period due to numerous factors that are beyond our control, including interest rate levels, foreign currency exchange rates, stock price fluctuations, the credit risk of our counterparties, and general market volatility. Our assessment and management of market risks, including those related to fluctuations in interest rates, foreign currency exchange rates and securities prices, may prove insufficient and, as a result, our actual losses in the future may exceed our estimated market risk exposure.
Funding Liquidity Risk
Deterioration in market liquidity or other external circumstances or an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity.
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
Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2024 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide approximately ¥47.2 billion of additional collateral postings under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral postings for the same MUFG group companies under their derivative contracts would have been approximately ¥97.4 billion.
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
Operational Risk
We have identified a material weakness in our internal control over financial reporting and our CEO and CFO concluded that our disclosure controls and procedures were not effective, in each case as of the end of the reporting period covered by this report. We may not be able to effectively remediate the material weakness or otherwise maintain effective internal controls or disclosure controls in the future.

This annual report includes a restatement of our consolidated financial statements for the fiscal year ended March 31, 2023 to correct an error related to the accounting of the elimination of the three-month reporting lag applied to MUFG Union Bank, N.A. in connection with our sale of MUFG Union Bank. In connection with this restatement, our management concluded that our internal control over financial reporting was not effective as of March 31, 2024, due to a material weakness which management identified relating to a deficiency in the design of an existing internal control over the review and approval of non-routine U.S. GAAP accounting treatment considerations, which led to the restatement. The error resulting in the restatement of our March 31, 2023 financial statements was identified after March 31, 2024 and, therefore, management concluded that our internal control over financial reporting was also not effective as of March 31, 2023 and that the material weakness remained unremediated as of March 31, 2024. In addition, due to the material weakness, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of March 31, 2024 and 2023.

Although we are in the process of developing and implementing remediation measures to address our material weakness, these measures may not be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or prevent future control deficiencies or material weaknesses from occurring. Moreover, additional deficiencies and material weaknesses in our internal control over financial reporting may arise in the future. We may also not be able to identify all deficiencies and material weaknesses in our internal control over financial reporting. As a consequence, we may be unable to provide financial information in our consolidated financial statements and elsewhere in an accurate, timely and reliable manner and may need to restate our consolidated financial statements or other aspects of our periodic reporting. These consequences may undermine the confidence placed in our published financial information and other reported information by users of our consolidated financial statements, including holders of our securities, resulting in reductions in the price of our securities, and may also limit our access to financial markets, weaken client or counterparty appetite to enter into transactions with us and subject us to potential regulatory or legal actions. Any of these impacts may materially and adversely affect our business, corporate value, results of operations and financial condition.

See Note 1A to our consolidated financial statements included in this annual report for details of the nature of the identified accounting error and “Item 15 Controls and Procedures” for the identified material weakness and our remediation measures to address the material weakness.
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
For example, we have received requests and subpoenas for information from government agencies in some jurisdictions in connection with their investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with those investigations and have been conducting an internal investigation. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits.
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
Additionally, on June 14, 2024, the Securities and Exchange Surveillance Commission of Japan (“SESC”) issued and announced a recommendation that the Prime Minister and the Commissioner of the Financial Services Agency (“FSA”) take administrative action against our subsidiaries MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate. The recommendation was based on the SESC’s findings of, among other things, inappropriate sharing of customer information as well as improper solicitation of business in contravention of the prohibition on engagement by Registered Financial Institutions in securities-related business activities. The SESC’s findings concerned, among other things, the business collaboration among the bank and securities companies and the management of non-public corporate information by the bank and securities companies.
In response to the SESC’s recommendation, on June 24, 2024, the FSA issued business improvement orders to MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate under Articles 51-2 and 51 of the Financial Instruments and Exchange Act of Japan. Additionally, the FSA has required MUFG and MUFG Bank to submit reports under Articles 52-31 and 24 of the Banking Act of Japan. In response, on July 19, 2024, MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate submitted documents including business improvement plans to the FSA.
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
Cyber-attacks, unauthorized access and computer viruses are becoming increasingly more sophisticated and more difficult to predict, detect and prevent. For instance, bank internal financial transaction systems or automatic teller machines may become the target of cyber-attacks for monetary gain, and bank internal information systems may become the target of confidential information theft. In addition, banks’ websites or customer internet banking systems may become the target of cyber-attacks for political, geopolitical and other purposes. These cyber threats, as well as our failure to appropriately and timely anticipate and deal with changes associated with technological advances and new systems and tools introduced in response to industry, regulatory and other developments, could cause disruptions to, and malfunctions of, information, communications and transaction management systems and result in fraud or other misconduct, unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers, counterparties and service providers, and deterioration in our ability to service our clients and customers. In addition, our banking and other transaction management systems may not meet all applicable business and regulatory requirements in an environment where such requirements are becoming increasingly sophisticated and complicated. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Moreover, our cybersecurity risk management framework and practices may be found inadequate, particularly in light of expanding regulatory requirements and growing market expectations, including those relating to incident reporting and risks associated with our use of third-party services and systems. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations. Moreover, significant financial, human and other resources may be required to design, implement and enhance measures to manage cyber and information security risks and comply with regulatory requirements.
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

As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of emerging or new technologies, political and geopolitical developments, environmental, social and governance concerns, efforts to combat increasingly sophisticated criminal activity, and other concerns enveloping the global financial sector. There is also growing political pressure to demand even greater capital and liquidity requirements and internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.” The laws, regulations and standards that apply to us are often complex and, in many cases, we must make interpretive decisions regarding the application of such laws, regulations and standards to our business activities. Future developments or changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice, interpretations and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. We may be unable to enhance our compliance management programs and systems, which, in some cases, are supported by third-party service providers, as required or planned. Our failure or inability to comply fully with applicable laws and regulations may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations, our inability to obtain regulatory approvals for future strategic initiatives or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.
Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.
We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-ninth of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥484.9 billion as of March 31, 2024, compared to ¥472.8 billion as of March 31, 2023.
Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of legislative reforms and judicial decisions that were put in place in Japan through 2010, which have negatively affected the domestic consumer lending industry. These legal developments effectively reduced the maximum rate of interest that may be charged on consumer loans from 29.2% per annum to 15 to 20% per annum depending on the amount of loan principal, while leaving interest payments previously made in excess of the reduced maximum permissible interest rate, which is commonly referred to as “gray-zone interest,” generally recoverable. Following these legal developments and other industry developments, Mitsubishi UFJ NICOS revises its estimate of allowance for repayment of excess interest by updating management’s future forecast semi-annually to reflect updated reimbursement claims information and other data. As of March 31, 2022, 2023 and 2024, we had ¥21.1 billion, ¥12.1 billion and ¥7.1 billion of allowance for repayment of excess interest, respectively.
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
We are one of the leading financial institutions in Japan and one of the handful G-SIBs in the world, and we aim to be the world’s most trusted financial group. Our ability to conduct business is indispensably dependent on the trust and confidence of our customers as well as local and international communities. Our reputation is critical in maintaining our relationships with stakeholders, including customers, investors, regulators, workforce and the general public. Our reputation may be damaged by their negative perceptions of us and our operations in light of their concerns over human rights, the environment, public health and safety, or other corporate social responsibilities, or by our transactions if they are deemed adverse to the intent and policy underlying applicable laws and regulations such as anti-money laundering, economic sanctions and competition laws as well as the prohibition on dealing with anti-social forces. Failure to prevent or properly address these issues may result in impairment of our corporate brand, loss of our existing or prospective customers or investors, or increased public or regulatory scrutiny, and may adversely affect our business, financial condition and results of operations.
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

Item 4.    Information on the Company.
A.History and Development of the Company
MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Companies Act of Japan. We are the holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd.), Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., Mitsubishi UFJ Asset Management Co., Ltd., and other companies engaged in a wide range of financial businesses.
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
On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2024, we held approximately 23.2% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.
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
On December 1, 2022, MUFG Americas Holding completed the transfer of all of the shares in MUFG Union Bank to U.S. Bancorp.
On April 1, 2024, Mitsubishi UFJ Trust and Banking transferred 100% of the shares in Mitsubishi UFJ Asset Management Co., Ltd. to MUFG as a dividend. As a result of the transaction, Mitsubishi UFJ Asset Management has become a directly held, wholly owned subsidiary of MUFG. Mitsubishi UFJ Asset Management was formed through the merger between Mitsubishi UFJ Kokusai Asset Management Co., Ltd. and MU Investments Co., Ltd. on October 1, 2023.
Our registered address is 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111. Our registered address was changed on July 16, 2024 from 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan, in connection with our new headquarters building construction project.

B.Business Overview
We are one of the world’s largest and most diversified financial groups with total assets of ¥397.44 trillion as of March 31, 2024. The Group is comprised of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS, Mitsubishi UFJ Asset Management Co., Ltd., and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Act of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. As of March 31, 2024, the Group had the largest overseas network among Japanese banks, consisting of approximately 2,000 business locations in more than 40 countries, including Krungsri in Thailand and Bank Danamon in Indonesia. MUFG’s role as the holding company is to strategically manage and coordinate the activities of our business groups. Group-wide strategies are determined by the holding company and executed by our subsidiaries.
Medium-Term Business Plan
On April 1, 2024, we announced our new Medium-term Business Plan for the three-year period ending March 31, 2027 to respond to structural challenges in Japan as well as the changing global business environment.
Japan faces structural challenges such as a declining birth rate, an aging society and a shrinking population, while the global economy continues to be affected by changes in society. Through and after roughly three years of the COVID-19 pandemic, the business environment has been changing at an unforeseen pace. Artificial intelligence, or AI, and other digital technologies have been rapidly developing and penetrating our daily lives, the social and economic structures are shifting towards sustainable energy solutions, and work styles and values are becoming more diverse. Meanwhile, division and disconnect are becoming apparent through heightened geopolitical tensions and risks and reversing trends in globalization.
We seek to meet these changes through effective utilization of our ability to facilitate “connections,” leveraging our extensive network and diverse solutions. By seizing the opportunity presented by changes surrounding MUFG’s business through the new Medium-term Business Plan, we seek to pursue and achieve growth. Through this Plan, we will continue to strive to meet expectations of all of our stakeholders—including customers, shareholders and employees—by achieving higher profitability and improved return on equity, while remaining “committed to empowering a brighter future.”
The descriptions of our Medium-term Business Plan below contain forward-looking statements reflecting our current intent, plans, targets, beliefs or expectations and are subject to risks, uncertainties and assumptions. See “Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors.”
Fundamental Direction
In our new Medium-term Business Plan, building on the strategic initiatives launched in accordance with our previous Medium-term Business Plan, we intend to focus on both growth strategies and efforts to facilitate social and environmental solutions through transformation and innovation. Accordingly, the new Medium-term Business Plan is built on three strategic pillars—(1) expand and refine growth strategies, (2) accelerate transformation and innovation, and (3) drive social and environmental progress.
In this era of accelerating changes and increasing division and disconnect, we aspire to maximize our ability to innovate and connect, to produce economic and social value as we continue to strive to fulfill our commitment to empowering a brighter future. We consider this commitment to be the most fundamental purpose of our existence, defining our values and vision, to be shared among all of us as "MUFG Way."

Fulfilling our Commitment to Empowering a Brighter Future.

Customers
Shareholders and investors
Business partners
MUFG colleagues
Communities and society
Future generations
Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation

Promoting Key Strategies
In order to pursue and achieve growth under the new Medium-term Business Plan, we have formulated seven key strategies to “Expand & Refine Growth Strategies” and four key strategies to “Accelerate Transformation & Innovation.”
To “Expand & Refine Growth Strategies,” in Japan, we will aim to maximize customer life-time value by strengthening our retail customer base, while enhancing the succession business through a “corporate x wealth management” business model. Overseas, we will strive for higher profitability by evolving our Global Corporate & Investment Banking (GCIB) and Global Markets (GM) integrated business model, and seek to seize opportunities arising from Asia’s economic growth by strengthening our collaboration with subsidiary and partner banks. In addition, we will seek to produce both economic and social value through initiatives to contribute to making Japan a leading asset management center and through value chain support in green transformation, while also taking on the challenge of building a new business portfolio for medium- to long-term growth.
To “Accelerate Transformation & Innovation,” we will strive to accelerate transformation of our corporate culture, including increasing agility, expand our human capital investment, increase our system development capacity, and enhance our AI/data infrastructure.
For a description of the “Drive Social & Environmental Progress” pillar of the Medium-term Business Plan, see “—MUFG’s Approach to Sustainability—Strategy—(1) Sustainability.”

A. Expand & Refine Growth Strategies

Key strategies	Key initiatives
Strengthen domestic retail customer base	•Improve customer satisfaction by enhancing customer experience. By building long-term business relationships, maximize customer life-time value.
Strengthen corporate x wealth management (WM) business	•Offer diverse solutions through both corporate and individual customer-based approaches.
Evolve Global Corporate & Investment Banking-Global Markets integrated business model
•Pursue higher capital efficiency through GCIB-GM integrated business model through, e.g., collaboration between the primary market functions and the sales & trading functions, cross-selling, and strengthening distribution.

Strengthen APAC business and platform resilience
•Construct resilient platforms in Asia by strengthening collaboration with subsidiary and partner banks and expanding initiatives on “cultivate Asia x digital” aimed at seizing opportunities arising from Asia’s expanding financial needs through investment in digital financial business.

Contribute to making Japan a leading asset management center
•Assist customers in building more prosperous lives by promoting investment and supporting asset formation throughout the investment chain, contributing to making Japan a leading asset management center.

Support value chain in green transformation	•Promote green transformation, or GX, investment among customers by proposing solutions to customers’ issues that go beyond financing, such as co-creation of GX projects and support for transitions.
Challenge to build a new business portfolio
•Cultivate a business portfolio characterized by both high growth and high profitability through the development of new business areas and innovative business models incorporating customer and societal issues and advances in new technologies.

B.Accelerate Transformation & Innovation

Key strategies	Key initiatives
Accelerate transformation to be more agile	•Facilitate transformation to instill a corporate culture in which people think, decide, and act independently, and do so swiftly.
Expand human capital investment
•Accelerate synchronization of human capital strategies with business strategies, with each employee working actively and vigorously with a high degree of professionalism, to become a global financial group that contributes to customers and society.

Increase system development capacity	•Strive to increase system development capacity in preparation for the planned increase in system investment, and aim to increase the amount and ratio of investment in strategic projects.
Enhance AI/data infrastructure
•Promote data utilization by enhancing AI promotion functions and business intelligence.
•Enhance technological research capacity through the use of new technologies such as generative AI and improved intelligence.

Reorganization of the Business Groups
Effective April 1, 2024, we reorganized the Digital Service Business Group and the Retail & Commercial Banking Business Group into the Retail & Digital Business Group, which is responsible for individual customers (excluding wealth management), and the Commercial Banking & Wealth Management Business Group, which is responsible for corporate and wealth management clients, while the group-wide digital transformation functions previously managed by the Digital Service Business Group have been transferred to the Corporate Center. We intend to implement our new Medium-term Business Plan under a seven-business-group structure consisting of the Japanese Corporate & Investment Banking Business Group, the Asset Management & Investor Services Business Group, the Global Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group, and the Global Markets Business Group, in addition to the two newly reorganized business groups.
This reorganization took effect after the fiscal year ended March 31, 2024 and, accordingly, is not reflected in the business segment information in “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis” and in Note 29 to our consolidated financial statements.

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

From the perspective of objectively evaluating the effectiveness of our wide-ranging sustainability initiatives, we have incorporated “ESG assessments” as a metric in the performance factor for determining stock compensation for qualified directors, corporate executives and others. This includes the degree of improvement in external evaluations by major ESG rating agencies. Other ESG-related performance evaluation metrics include the level of reduction in the global greenhouse gas, or GHG, emissions from the MUFG Group's own operations, improvement in employee survey scores, and enhancement of gender representation in managerial positions.

(2) Climate Change

In order to contribute to the achievement of a sustainable society, we have identified contributing to the “achievement of a carbon neutral society” as one of our priority environmental and social issues. As an essential part of sustainability, climate change-related matters are managed by the Executive Committee with various management sub-groups, subject to the oversight of the Board of Directors.

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

(3) Human Capital

Basic policies and key strategies related to human resources are discussed at the Human Resources Management Conference and the Sustainability Committee, in which the Group CEO, Group Chief Human Resources Officer (CHRO), and other key management members participate, under the oversight of the Board of Directors. Each MUFG subsidiary considers specific personnel measures and initiatives under the oversight of the director in charge of human resources at each subsidiary based on the basic policies and key strategies determined by MUFG.

The progress on each strategy is reported to, and deliberated and evaluated by, the Personnel Management Committee, the Sustainability Committee, and the Executive Committee, and shared with the Board of Directors as appropriate.

Strategy

(1) Sustainability
We seek to integrate our efforts to contribute to solving social issues into our business strategy where and to the extent appropriate. This integrated approach to solving social issues constitutes one of the three strategic pillars of our Medium-term Business Plan based on which we aim to further strengthen our efforts. In pursuit of a sustainable environment and society, we intend to work on addressing the following priority issues:

	Priority issues	Main initiatives
Sustainable society	Achievement of carbon neutral society	Accelerating engagement and support for energy transition
	Natural capital and biodiversity restoration	Providing solutions for reducing dependency and impact on nature
	Promoting of circular economy	Supporting technology and investment for transition to circular economy
Vibrant society	Industry development and innovation support	Providing funding for growth and expand scope of asset management
	Response to aging population and low birthrate	Supporting asset and business succession, promoting investment and asset building
	Increasing access to financial services	Providing services to linked to everyday needs and contributing to financial inclusion
	Management focusing on human capital	Creating a workplace focused on holistic well-being where employees are empowered to thrive
Resilient society	Respect for human rights	Strengthening human rights due diligence throughout supply chain
	Ensuring secure and safe services	Strengthening cybersecurity measures and operational resilience
	Demonstration of robust corporate governance	Business operations that make every effort to serve customers’ best interests

These priority issues have been identified based on our consideration of what we believe to be highly relevant to our stakeholders, including sustainability disclosure standards and investor expectations, as well as priorities for our business in terms of opportunities and risks, while incorporating opinions from external advisors, investors, employees, and others. The main initiatives are monitored by the Sustainability Committee.

(2) Climate Change

MUFG recognizes that contributing to the “achievement of a carbon neutral society” is one of the most important management issues. We seek to address it by regarding it as presenting business opportunities and requiring careful risk management.

We participate in various initiatives to address climate change, including the Partnership for Carbon Accounting Financials, the Net-Zero Banking Alliance and the Glasgow Financial Alliance for Net Zero, and support the recommendations formulated by the TCFD, a special taskforce established by the Financial Stability Board.

Based on the TCFD recommendations, we have identified, and are working to address, two categories of climate change-related risks for financial institution. The first category includes risks arising from physical damage due to increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution, and is often referred to as “physical risks.” The second category includes risks associated with the transition to a decarbonized society arising from changes in regulations, market preferences, and technology, and is often referred to as “transition risks.”

Cognizant of our share of responsibilities as a global financial institution in combatting climate change, we are committed to supporting efforts to transition to a decarbonized society through products and services we provide to clients and measures designed to reduce the adverse impact of our operational activities on the environment.

(3) Human Capital

We believe it is necessary to strengthen our human capital, one of our most important capital and sources of value creation, in order to realize our vision of becoming a global financial group in which each and every employee can be active and better positioned to contribute to society and customers. We are committed to human capital management with a goal to foster professional development and enhance the well-being of our employees in order to support their individual and organizational sustainable growth and better enable them to contribute to our effort to become the world’s most trusted financial group.

(a) Human Resource Development

MUFG has formulated MUFG Human Resources Principles as its basic approach to realizing human-capital management based on MUFG Way. Our basic philosophy regarding human resource development is “to provide educational opportunities where each employee can enhance his or her insight and ethical standards as well as his or her knowledge and expertise, and to support the autonomous career development of employees while at the same time developing diverse professional human resources who can embody MUFG Way.” In order to provide value that exceeds the expectations of society and customers, we intend to accelerate our effort to further synchronize business strategies with human capital management and promote the enhancement of skills and expertise of each employee.
(b) Internal Environmental Improvement

In order to realize MUFG Way, we are promoting “human capital-oriented management” as a priority issue in our sustainability management. As one of the largest and most diversified global financial groups, we aim to foster our diverse talents and provide a work environment in which each and every employee can thrive. We also seek to help our employees demonstrate their full potential through implementation of measures designed to promote mental and physical health and DEI (diversity, equity and inclusion). At the same time, we seek to provide a work environment in which employees worldwide can grow and thrive as professionals. In this way, we endeavor to assist our employees in realizing and sustaining their well-being in the medium- and long-term.

We have established a personnel system designed to attract and retain necessary human resources and maximize the abilities of our employees. At the same time, we aim to provide compensation that is competitive compared to other companies. For example, in July 2024, we introduced a share-based compensation plan for qualified domestic employees holding managerial positions at Mitsubishi UFJ Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities. Our personnel system is also designed to ensure compliance with laws and regulations in each country and region in which we operate through, for example, regular monitoring and measures to improve working hours. We provide various employee benefits, including asset-building savings schemes, corporate pensions, and stock ownership associations to help our employees with their asset building and financial wellness.

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

Process for identifying and assessing the environmental and social risks or impacts of a business to be financed

Whether to finance or not

Standard Due Diligence

Based on public information and information provided by the customer, the department in charge determines whether the customer falls under the categories: “Prohibited Transaction” or “Transactions of High Caution”

It falls under “Transactions of High Caution”

Enhanced Due Diligence

The department responsible for managing environmental and social risks utilizes information from environmental and social consultants, customer-provided information, and external data vendors to identify and assess potential environmental and social risks and impacts. Due diligence is conducted to ensure that all relevant environmental and social factors are appropriately considered.

It is determined that the risk could potentially damage MUFG’s corporate value.

Discussions within a framework participated in by senior management

If it is determined that there is potential for significant harm to MUFG's corporate value, management at the executive level will participate in discussions to address the situation, taking into account the views of relevant departments and external experts.

- Assess the scale and likelihood of risks associated with the implementation of finance by considering the use of funds, assessment of environmental and social risks, and potential reputational risks that may arise with stakeholders.
- Provide instructions and conditions as necessary to prevent and mitigate risks.
- After the execution of finance, the responsible department will monitor the risk status.

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

In the MUFG Environmental and Social Policy Framework mentioned above, with respect to the coal-fired power generation, mining (coal), oil and gas, and other specific sectors in which concerns are raised over environmental and social impacts, including climate change, we have established our finance policy and a due diligence process to identify and assess the environmental and social risks or impacts associated with transactions involving such sectors.

For a discussion of our climate change-related risks, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Environment—Climate change could have a material adverse impact on us and our clients.” For more information on our risk management framework, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

(3) Human Capital
MUFG manages human resource risk by defining it as one of the operational risks. Human resource risk includes, among other things, human capital retention risk and employee morale deterioration risk. These risks are reported to, and evaluated and deliberated by, the Risk Committee, the Risk Management Committee, and the Executive Committee, and shared with the Board of Directors as appropriate.

Metrics & Targets

(1) Sustainability

MUFG sets and monitors specific metrics and targets aimed at solving environmental and social issues. In light of the progress made so far and the increasing demand for funds, we have raised our cumulative sustainable finance target for the fiscal year ending March 31, 2031 from ¥35 trillion to ¥100 trillion. Our sustainable finance currently consists of the provision of financing, including loans, equity investments in funds, arrangements of project finance and syndicated loans, underwriting of equities and bonds, and financial advisory service, with reference to the relevant external standards, such as the Green Loan Principles, the Green Bond Principles and the Social Bond Principles, to businesses that are considered to contribute to the adaptation to and moderation of climate change, to the development of startups, job creation, and poverty alleviation and to the energization of local communities and regional revitalization, as well as fundamental service businesses including those involved in basic infrastructure and essential public services.

(2) Climate Change

In May 2021, we announced our intent to achieve net zero greenhouse gas, or GHG, emissions from our financed portfolio by the end of 2050 and net zero GHG emissions from our operations by the end of the fiscal year ending March 31, 2031 in the MUFG Carbon Neutrality Declaration. These goals demonstrate our support for the goals of the Paris Agreement on Climate Change and our recognition of climate change-related risks and opportunities as a top strategic priority for the MUFG Group.

In order to achieve net zero GHG emissions from our financed portfolio, so far we have set an interim target for the fiscal year ending March 31, 2031 for each of the power, oil and gas, real estate, steel, shipping, automotive, aviation and coal sectors. For each interim target, we have considered and reflected, among other factors, the relevant characteristics of decarbonization pathways as well as the uniqueness of our financed portfolio for each sector.

(3) Human Capital

(a) Diversity, Equity & Inclusion

We are working to create a workplace where diverse employees can make the most of their abilities. For example, recognizing that raising gender representation in managerial, i.e., line manager (jicho or kacho) or higher, positions in Japan is an urgent issue, we have set medium- to long-term targets and are working on the development and promotion of female representation. We had a joint target for our three major subsidiaries, Mitsubishi UFJ Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities, set at 22.0% of such managerial positions in Japan represented by women by the end of the fiscal year ended March 31, 2024, and achieved the target with a result of 22.3%, including promotion decisions and transfer instructions finalized on or before March 31, 2024 and implemented thereafter. Under our Medium-term Business Plan, we aim to attain a target of 27.0% for female representation on the same basis by the end of the fiscal year ending March 31, 2027.

(b) Employee Well Being

Recognizing that enhancing engagement is essential for sustained increases in corporate value, we take annual employee surveys as a means to gauge employee engagement (engagement score) and utilize the results to consider and implement various measures. Under our new Medium-term Business Plan, we have set a target engagement score on a group-wide basis and intend to make a concerted effort to improve engagement.

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

Business Groups
Under the new Medium-term Business Plan for the three-year period beginning on April 1, 2024, our business groups have been reorganized as follows in an effort to further integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently. For information on the previous business groups, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”
Retail & Digital Business Group
The Retail & Digital Business Group focuses on serving retail customers, excluding wealth management customers, in Japan. This business group was formed on April 1, 2024 through the strategic reorganization of the Digital Service Business Group and the Retail & Commercial Banking Business Group. This reorganization is a response to the evolving and diversifying retail customer needs, including the demand for asset management solutions, driven by shifts in the economic and financial landscape. This business group seeks to enable a wider range of retail customers to flexibly utilize MUFG’s diverse service channels.
One of the strategic missions of this business group is to expand its touchpoints by optimally mixing the three service channels under the concept of “Real (Face-to-Face) × Remote × Digital” and deliver customer experience that makes its customers think “I’m glad I chose MUFG.” We aim to further strengthen our retail business by maximizing customer life-time value (LTV).

Commercial Banking & Wealth Management Business Group
The Commercial Banking & Wealth Management Business Group was established on April 1, 2024 as part of the strategic reorganization of the Digital Service Business Group and the Retail & Commercial Banking Business Group in order to enhance the ability of our employees to provide financial solutions and further strengthen business models that contribute to social solutions. This business group provides solutions to small and medium-sized enterprise clients and wealth management clients in Japan.
In addition to strategies designed to capture opportunities arising from changes in the business environment in the small and medium sized enterprise segment and in the wealth management segment, we seek to strengthen our business models by expanding our business succession and asset succession businesses by targeting both corporate clients and wealth management clients.
Japanese Corporate & Investment Banking Business Group
The Japanese Corporate & Investment Banking Business Group provides services to help large Japanese corporate customers seeking global expansion achieve growth in their corporate value. We are engaged in the lending, fund settlement, and foreign exchange businesses and also provide comprehensive investment banking solutions and real estate-related services, fully employing the expertise of each group entity.
We seek to improve profitability and balance sheet soundness through strategic pricing focused on achieving appropriate returns and fine-tuning our balance sheet management policy in response to changes in the interest rate environment. Furthermore, we continue with our effort to reduce our equity holdings for portfolio risk management purposes.
Our customers are expanding their business domains to address social issues. Through engagement with customers, we intend to collaborate to cultivate new industries and businesses. In this process, we seek to create new financing opportunities and provide financing to our customers, thereby contributing to the resolution of social issues.
Asset Management & Investor Services Business Group
The Asset Management & Investor Services Business Group covers the asset management and investor services businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and Mitsubishi UFJ Asset Management. The business group offers a full range of asset management and investor services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers.
We aim to expand our asset management and investor services business by enhancing the quality of our products and services, effectively utilizing the broad customer base of the MUFG Group and improving our operational efficiency through IT technology.
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
Global Commercial Banking Business Group
The Global Commercial Banking Business Group provides a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail customers, small and medium-sized enterprises, and corporate customers across the Asia-Pacific region through our major local commercial banking subsidiaries and affiliates outside of Japan referred to as “Partner Banks.” Our Partner Banks include Krungsri in Thailand, Bank Danamon in Indonesia, VietinBank in Vietnam and Security Bank in the Philippines.
The network among the Partner Banks covers a vast market, consisting of four countries with population totaling approximately 566 million. The market is expected to expand further in the medium to long term as the GDP growth rates are relatively high in these countries and financial needs are expected to increase as average income rise in the ASEAN countries. We believe that our network, which combines the global reach of the MUFG Group companies with strong regional presence of the Partner Banks each carrying an established brand, provides us with unique competitive advantages. We aim to further strengthen the network by promoting business collaboration and enhancing governance. In addition, through continuous strategic investments in business areas such as digital financial services, we seek to contribute to financial inclusion in Asia and capture the business opportunities arising from the economic growth of the region.
Bank of Ayudhya Public Company Limited (Krungsri)
Krungsri is a strategic subsidiary of MUFG Bank in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations mainly in Thailand through 591 branches (consisting of 550 banking branches, 40 automobile finance business branches and one overseas branch) and other service outlets nationwide. In addition, Krungsri’s consolidated subsidiaries include the largest credit card issuer in Thailand with a market share of 18%, sales finance and personal loan accounts in its portfolio, a major auto finance provider, a fast-growing asset management company and a leading microfinance service provider in Thailand.
MUFG owns a 76.88% ownership interest in Krungsri through MUFG Bank as of March 31, 2024. By combining Krungsri’s local franchise with competitive presence in the retail and small and medium-sized enterprise banking markets in Thailand with MUFG Bank’s global financial expertise, we seek to offer a wider range of high-value financial products and services to a more diverse and larger customer base.
PT Bank Danamon Indonesia, Tbk. (Bank Danamon)
Bank Danamon is a strategic subsidiary of MUFG Bank in Indonesia. Bank Danamon provides a comprehensive range of banking and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations in Indonesia. It operates an extensive distribution network spread out from Aceh to Papua, with more than 863 branches and service outlets.
In addition, Bank Danamon provides financing for automotive and consumer goods through PT Adira Dinamika Multi Finance Tbk (ADMF), a subsidiary of Bank Danamon. In March 2024, we completed the acquisition of 80.6% of the shares of PT Mandala

Multifinance Tbk, a multi-finance company in Indonesia, through MUFG Bank and ADMF. We intend to further reinforce and expand our auto loan business in Indonesia.
MUFG made an initial investment in December 2017 and owns a 92.47% ownership interest in Bank Danamon through MUFG Bank as of March 31, 2024. This investment in Bank Danamon represents another milestone for our growth strategy in Indonesia and Southeast Asia. We aim to offer a unique and unparalleled retail and small and medium-sized enterprise banking business model based on the established local networks of our Partner Banks and MUFG’s global network to provide holistic financial services to a wider range of customers.
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
As part of our strategic investments to capture growth opportunities in the digital finance area, following the investments in Silvrr Technology Co., Ltd. (known as “Akulaku”), a fintech company providing digital financial services primarily in Indonesia, and in DMI Finance Private Ltd., a fintech company providing digital financial services primarily in India, we completed the acquisition of HC Consumer Finance Philippines, Inc. and PT Home Credit Indonesia, both of which were subsidiaries of a consumer finance company headquartered in the Netherlands, in 2023. Further, we completed an investment in Ascend Money Company Limited, a provider of digital financial services in Thailand, in June 2024.
Through strategic acquisitions and investments in Asia, we aim to further strengthen and enhance our business platform and will continue striving to contribute to the economic growth of the region.
See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Strategies and Our Major Investees—Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such global expansion.”
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
Investment Products for Non-Institutional Customers in Japan. We provide investment products such as mutual funds, and structured bonds, notes and deposits to non-institutional customers in Japan. We offer solutions using these investment products to help customers better manage their assets and liabilities. This business is conducted through the integrated operations management structure among the Global Markets Business Group, the Asset Management & Investor Service Business Group, the Commercial Banking & Wealth Management Business Group, and the Japanese Corporate & Investment Banking Business Group.
Origination and Distribution. We provide financing solutions to institutional customers through origination and distribution of financial products such as syndicated loans and securities issuances. This business is conducted through the integrated operations management structure between the Global Markets Business Group and the Global Corporate & Investment Banking Business Group.

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
Global Strategic Alliance with Morgan Stanley
As of March 31, 2024, we held approximately 377 million shares of Morgan Stanley’s common stock representing approximately 23.2% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.
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
In July 2023, we jointly announced with Morgan Stanley the launch of “Alliance 2.0”, an enhanced Global Strategic Alliance for further collaboration between both companies for the next decade and beyond. As part of this alliance, we and Morgan Stanley began to collaborate in the Japanese stock market research and equity businesses for institutional clients in January 2024 and to collaborate in foreign currency exchange trading in April 2024.
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
Foreign
In foreign markets, we face competition from local and global commercial banks, money center banks, regional banks, thrift institutions, asset management companies, investment advisory companies, credit unions, fintech companies and other similar financial institutions.
The Japanese Financial System
Japanese financial institutions may be categorized into three types:
•the central bank, namely the Bank of Japan;
•private banking institutions; and
•government financial institutions.
The Bank of Japan
The Bank of Japan’s role is to maintain price stability and the stability of the financial system to ensure a solid foundation for sound economic development.
Private Banking Institutions
Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of June 1, 2024):
•ordinary banks (121 ordinary banks and 54 foreign commercial banks with ordinary banking operations); and
•trust banks (13 trust banks, including two Japanese subsidiaries of foreign financial institutions).
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
•Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, and which was reorganized as an incorporated administrative agency and started to specialize in securitization of housing loans in April 2007; and
•The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. In November 2015, approximately 11% of the outstanding shares of each of Japan Post Bank, Japan Post Insurance and Japan Post Holdings were sold to the public, and these companies are currently listed on the Tokyo Stock Exchange. As of March 31, 2024, Japan Post Holdings held 61.50% of the outstanding shares of Japan Post Bank, with a publicly announced target to reduce its shareholding in Japan Post Bank to 50% or below by the end of March 2026. As of March 31, 2024, Japan Post Holdings held 49.84% of the outstanding shares of Japan Post Insurance.
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
The Banking Act and various other financial regulation related laws have recently been amended, including certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another domestic company (other than certain financial businesses) under the Banking Act, an amendment to the Banking Act which took effect in April 2017 allows banks to acquire and hold more than 5% of the voting rights in certain financial technology companies if approved by the FSA. An additional amendment to the Banking Act which took effect in June 2018 introduced a framework for affiliation and cooperation between financial institutions and financial technology companies while adding measures designed to ensure customer protection. A further amendment to the Banking Act which took effect in May 2020 allows banks to engage in certain information provision services relating to customer and other information. In addition, an amendment to the Banking Act which took effect in November 2021 allows banks to engage in certain services contributory to the construction of a sustainable society such as regional revitalization or productivity enhancement and allows banks, with the FSA’s approval, to acquire and hold more than 5% of the voting rights in companies which engage in certain services contributory to the construction of a sustainable society such as regional revitalization or productivity enhancement.
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
The Financial Stability Board identified us as a global systemically important bank, or G-SIB, in its most recent annual report published in November 2023, and is expected to update the list of G-SIB annually. In December 2015, the FSA also designated us as a G-SIB as well as a domestic systemically important bank generally referred to as a “D-SIB.”
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements as of March 31, 2024 consist of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio.
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
•revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios are limited;
•revisions to CVA framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;
•a revised standardized approach for operational risk, which replaces the previous standardized approaches and the advanced measurement approaches;
•revisions to the measurement of the leverage ratio and a leverage ratio buffer for G-SIBs, which takes the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and
•an aggregate output floor, which is designed to ensure that banks’ risk-weighted assets generated by internal models are no lower than 72.5% of risk-weighted assets as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their risk-weighted assets based on these standardized approaches.
These reforms, as adopted by the FSA, became generally applicable to Japanese banking institutions with international operations conducted through foreign offices, including us, on March 31, 2024. Transitional measures, including revisions to the aggregate output floor, are being phased in from March 31, 2024, with the initial capital floor of 50%, and are scheduled to be fully implemented at 72.5% from March 31, 2029.

In January 2019, the Group of Central Bank Governors and Heads of Supervision approved the Basel Committee on Banking Supervision’s finalized market risk capital framework. The approved market risk framework includes the revision of the standardized approach and the internal model approach and the introduction of simplified standardized approach. The framework became generally applicable to Japanese banking institutions with international operations conducted through foreign offices, including us, on March 31, 2024.
For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”
Leverage ratio. Japanese banks and bank holding companies with international operations, including us, are required to maintain a minimum leverage ratio and disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidelines that have been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidelines. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include the revisions to the measurement of the leverage ratio and a 3.00% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. In Japan, the FSA adopted a minimum leverage ratio requirement at 3.00%, effective March 31, 2019, and the minimum leverage ratio requirement applied to us as of March 31, 2024 was 3.75%, including a leverage ratio buffer set at 50% of a G-SIB surcharge which, as applied to us, equals 0.75%. From June 30, 2020 to March 31, 2024, deposits with the Bank of Japan were temporarily excluded from the calculation of the leverage ratio. On and after April 1, 2024, the applicable minimum leverage ratio requirement including the applicable minimum leverage ratio buffer requirement is raised from 3.00% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge to 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05%, while deposits with the Bank of Japan remain excluded from the leverage exposure for the purpose of the calculation of the leverage ratio in light of exceptional macroeconomic conditions and other circumstances.
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
The TLAC standard which was set forth in the regulatory notices and related materials for the implementation of the Financial Stability Board’s TLAC standard in Japan published by the FSA in March 2019 and which became fully applicable to (i) G-SIBs in Japan on March 31, 2022, and (ii) a domestic systemically important bank designated by the FSA, or D-SIB, in Japan deemed to be in particular need for a cross-border resolution arrangement and of particular systemic significance to the Japanese financial system if it fails (such G-SIBs and D-SIB, collectively, “Covered SIBs”) on March 31, 2024, respectively, or the Japanese TLAC Standard, requires entities designated by the FSA as Domestic Resolution Entities for Covered-SIBs to meet certain minimum external total loss-absorbing capacity, or External TLAC, requirements. The Japanese TLAC Standard and the Financial Stability Board’s TLAC standard also require the Domestic Resolution Entities to cause any of their material subsidiaries in Japan designated as systemically important by the FSA or their foreign subsidiaries subject to TLAC or similar requirements in the relevant jurisdictions to maintain certain minimum level of capital and debt having internal total loss-absorbing and recapitalization capacity, or Internal TLAC.
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
The Japanese TLAC Standard requires a Japanese G-SIB, such as us, to issue and maintain External TLAC debt in an amount not less than 18% of its consolidated risk-weighted assets and 7.10% (6.75% from March 31, 2022 until March 31, 2024) of the applicable Basel III leverage ratio denominator. In addition, under the Japanese TLAC Standard, Japanese G-SIBs are allowed to count as External TLAC the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets.
Deposits with the Bank of Japan were temporarily excluded from the calculation of External TLAC ratio and Internal TLAC amounts on a total exposure basis (also referred to as a leverage exposure basis) as well as the leverage ratio from June 30, 2020 until March 31, 2024. On and after April 1, 2024, the applicable External TLAC ratio on a total exposure basis is raised from 6.75% to 7.10%, while deposits with the Bank of Japan remain excluded from the total exposure for the purpose of the calculation of External TLAC ratio and Internal TLAC amounts in light of exceptional macroeconomic conditions and other circumstances.
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
Capital distribution constraints system. Under the capital distribution constraints system, the FSA may order a bank or a bank holding company to submit and carry out a capital distribution constraints plan, if the bank or the bank holding company fails to maintain Common Equity Tier 1 capital required as applicable capital buffers, or if the bank or the bank holding company is a Japanese G-SIB, such as us, and fails to maintain Tier 1 capital required as applicable leverage buffers. A capital distribution constraints plan must be determined to be reasonably designed to restore the required capital buffers or leverage buffers by restricting capital distributions, such as dividends, share buybacks, interest payments on, and redemption and repurchase of, Additional Tier 1 capital instruments, and bonus payments, up to a certain amount depending on the level of the deficit in the required capital buffers or leverage buffers of the bank or the bank holding company.
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
Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest-bearing deposits, which are non-interest-bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2024, the Deposit Insurance Corporation charged an insurance premium equal to 0.021% per year on the deposits in the settlement accounts, and a premium equal to 0.014% per year on the deposits in other accounts.
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
Recovery and resolution plan. In November 2023, the Financial Stability Board published the latest list of G-SIBs, which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each G-SIB, and the plans must be regularly reviewed and updated. In Japan, under the Banking Act and the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as G-SIBs must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We have submitted our most recent recovery plan to the FSA in a timely manner.
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
Laws limiting shareholdings of banks. The provisions of the Antimonopoly Act that generally prohibit a bank from holding more than 5% of another domestic company’s voting rights do not apply to a bank holding company.
However, the Banking Act prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of domestic companies other than those which can legally become subsidiaries of bank holding companies. There have recently been amendments to various financial regulation related laws, including the Banking Act, which include certain deregulations of restrictions on shareholdings by banks, as described in “— Bank holding company regulations” above.
In addition, a bank is prohibited from holding shares in other companies exceeding the aggregate of its Common Equity Tier 1 capital amount and Additional Tier 1 capital amount.
Restrictions on exposures to single large counterparties. The Banking Act prohibits banks and bank holding companies with international operations (on a consolidated basis with their subsidiaries and affiliates) from having large exposure exceeding 25% of their Tier 1 capital to a single counterparty and also prohibits a G-SIB’s exposure to another G-SIB exceeding 15% of its Tier 1 capital.
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
Act on Provision of Financial Services and the Development of the Accessibility Environment Thereto. Under the Act on Provision of Financial Services and the Development of the Accessibility Environment Thereto, sellers of financial instruments have a duty to their potential customers to explain important matters such as the nature and magnitude of risks involved regarding the financial instruments that they intend to sell. If a seller fails to comply with the duty, there is a rebuttable presumption that the loss suffered by the customer due to the seller’s failure to explain is equal to the amount of decrease in the value of the purchased financial instruments.
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
Act on the Promotion of Ensuring National Security through Integrated Implementation of Economic Measures. Specified essential infrastructure service providers designated by the competent regulator are required to submit to the competent regulator a plan for review before they introduce specified critical facilities or outsource certain critical maintenance, management or control of specified critical facilities to third parties. Based on its review, the regulator may issue a recommendation or order to take necessary measures. MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities were designated as specified essential infrastructure service providers by the FSA on November 16, 2023.

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
Overall supervision and regulation. The MUFG Group is subject to supervision, regulation and examination with respect to our U.S. operations by the Board of Governors of the Federal Reserve System (“FRB”) pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we and MUFG Bank are bank holding companies and foreign banking organizations, as defined pursuant to those statutes. The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:
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
U.S. branches and agencies of subsidiary Japanese banks. Under the authority of the IBA, our banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, operate five branches, two agencies, 15 representative offices and one loan production office in the United States. MUFG Bank operates branches in Los Angeles, California; Chicago, Illinois; and two branches in New York, New York; agencies in Houston and Dallas, Texas; and representative offices in Washington, D.C.; Tempe, Arizona; Menlo Park, Monterey Park, Redwood City, San Diego, Century City, and San Francisco, California; Danbury, Connecticut; Atlanta, Georgia; Florence, Kentucky; Boston, Massachusetts; Jersey City, New Jersey; Charlotte, North Carolina; Irving, Texas; and Seattle, Washington, and an OCC-licensed loan production office in Tampa, Florida. Mitsubishi UFJ Trust and Banking operates a branch in New York, New York.
The IBA provides, among other things, that the FRB may examine U.S. branches and agencies of foreign banks, and each branch and agency shall also be subject to on-site examination by the appropriate federal or state bank licensing supervisor as frequently as would a U.S. bank. The IBA also provides that if the FRB determines that a foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that the foreign bank or its affiliates have committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, the FRB may order the foreign bank to terminate activities conducted at a branch or agency in the United States.
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
When opening a federal branch or agency, a foreign bank must establish and maintain a deposit account with an FRB member bank at least (1) in the amount of capital that would be required of a national bank being organized at the same location or (2) equal to five percent of the total liabilities of the federal branch or agency, including acceptances but excluding (i) accrued expenses and (ii) amounts due and other liabilities to offices, branches, and subsidiaries of the foreign bank, whichever is greater. Federally-licensed branches and agencies must also submit written reports concerning their assets and liabilities and other matters, to the extent required by the OCC or the FRB.
U.S. banking subsidiaries. We previously owned and controlled one U.S. national bank, MUFG Union Bank, N.A. (known prior to July 1, 2014, as Union Bank, N.A.), through MUFG Bank and its U.S. subsidiary, MUFG Americas Holdings, a bank holding company. Effective December 1, 2022, MUFG Union Bank was sold to U.S. Bancorp, and MUFG Americas Holdings subsequently ceased to be a bank holding company. MUFG Americas Holdings also ceased to be a U.S. Intermediate Holding Company (“IHC”) as further described below.
Bank capital requirements and capital distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking, as foreign banking organizations that have U.S. branches and agencies and are controlled by us, are subject to the FRB’s requirements that they be “well-capitalized” under Japanese risk-based capital standards. MUFG Bank and Mitsubishi UFJ Trust and Banking are all “well capitalized,” and otherwise comply with, all applicable U.S. regulatory capital requirements.
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
Anti-Money Laundering Initiatives, the Bank Secrecy Act, the USA PATRIOT Act. A major focus of U.S. governmental policy relating to financial institutions in recent years has been, and continues to be, aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001, as incorporated into the Bank Secrecy Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties, and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures, and controls to detect, prevent and report potential money laundering and terrorist financing, including the collection of beneficial ownership information. The bank regulatory agencies carefully scrutinize the adequacy of an institution’s compliance with these regulations and, as a result, there have been an increased number of regulatory enforcement actions. A financial institution’s failure to maintain and implement adequate policies, procedures, and controls to prevent and detect money laundering and terrorist financing could have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of its operations and the imposition of fines and other monetary penalties.
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
Regulatory Reform Legislation —2010 Foundational Reform of the U.S. Financial System. In response to the global financial crisis of 2007-2008 and the perception that lax supervision of the financial industry in the United States may have been a contributing cause to the crisis, legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that affect financial institutions operating in the United States, including our U.S. operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by largest financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Key provisions that impact our operations are summarized below.
Among the components of the Dodd-Frank Act that have impacted or may impact our operations are the provisions relating to enhanced prudential standards ("EPS"), including capital, liquidity and structural requirements, the “Volcker Rule,” derivatives regulation, credit reporting, resolution plans, and incentive-based compensation. Based on information currently available to us, other than the Volcker Rule and derivatives regulations as discussed below, the impact of these components is expected to be mainly limited to our U.S. operations and not to be material to us on a consolidated basis. We monitor developments that relate to the Dodd-Frank Act and the potential impact of its implementing regulations on our activities inside and outside of the United States.
With respect to the Dodd-Frank Act provisions related to EPS, in February 2014 the FRB issued final rules that established EPS ("EPS Rules") for the U.S. operations of foreign banking organizations such as MUFG. These rules required us to organize by July 1, 2016 all of our U.S. bank and non-bank subsidiaries, with certain limited exceptions, under an IHC subject to U.S. capital requirements and other EPS comparable to those applicable to top-tier U.S. bank holding companies of the same size. Under these rules, we were required to change the legal entity structure of our U.S. operations, including the manner in which we oversee and manage those operations, and could be required to inject additional capital into our U.S. operations.
As of July 1, 2016, as required under EPS, we designated MUFG Americas Holdings, which was our bank holding company, to be also our IHC. We were required to maintain an IHC for as long as the average sum of the consolidated assets of MUFG Americas Holdings, our top-tier U.S. subsidiary, for a period of four consecutive calendar quarters equaled $50 billion or more. After the sale of MUFG Union Bank, MUFG Americas Holdings’ consolidated assets remained under $50 billion, and MUFG Americas Holdings ceased being an IHC on November 21, 2023.
As an IHC, MUFG Americas Holdings was previously subject to various U.S. stand-alone EPS requirements, including: risk-based and leverage capital requirements, capital planning and stress testing, liquidity requirements, including liquidity stress testing, enhanced risk management and leverage requirements.
Under the EPS Rules, as amended in 2019, our combined U.S. operations, or CUSO, including MUFG Bank’s branches, agencies, and other offices, Mitsubishi UFJ Trust and Banking’s New York Branch, and all of MUFG’s U.S. subsidiaries, are subject to certain requirements, including liquidity, risk management, regulatory reporting, and single counterparty credit limits, as further noted below.
On October 10, 2019, the FRB issued (1) by itself, a final rule that establishes a tailored framework for application of EPS to U.S. and foreign banking organizations (the “FRB Tailoring Rule”) and (2) jointly with the OCC and the Federal Deposit Insurance Corporation (“FDIC”), a second final rule that modifies the application of capital and liquidity requirements to the operations of U.S. banking organizations and the U.S. operations of foreign banking organizations based on the framework established by the FRB’s Tailoring Rule (together, the rules are hereinafter referred to as the “Tailoring Rules”). These Tailoring Rules apply the same framework to the U.S. and foreign bank holding companies but use a differing calibration for foreign bank holding companies. The Tailoring Rules became effective on December 31, 2019.

The FRB’s Tailoring Rule established a framework to tailor the applicability of certain EPS requirements, including liquidity stress testing and management, capital planning and stress testing, single counterparty credit limits requirements, and related regulatory reporting by categorizing all foreign banking organizations with $100 billion or more in combined U.S. assets into one of four categories; other U.S. and non-U.S. firms with total assets under $100 and above $50 billion were subject to a significantly reduced level of EPS requirements. This categorization framework was based on the calculation of aggregate U.S. assets and four other risk-based indicators, including weighted short-term wholesale funding, cross-jurisdictional activity, nonbank assets, and off-balance sheet exposure. The joint agency final rule, similarly categorized foreign banking organizations and tailored the application of the agencies’ regulatory capital and standardized liquidity requirements on that basis.
Under the framework of the FRB Tailoring Rule, MUFG’s U.S. operations were previously subject to a split-category treatment: (i) our CUSO has been classified as Category II, subject to the most stringent requirements other than those applicable to U.S. G-SIBs and (ii) MUFG Americas Holdings, while it maintained the status of U.S. IHC, was classified as a Category IV company, a classification that provided certain capital and liquidity relief from the prior original EPS requirements by taking into account the size and other risk-based characteristics of MUFG Americas Holdings’ subsidiary operations. After exiting IHC status, MUFG Americas Holdings ceased to be subject to the categorization framework and EPS requirements on a stand-alone basis. As a Category Ⅱ entity, our CUSO is subject to the most stringent forms of liquidity stress tests, and liquidity risk management.
The FRB’s Tailoring Rule did not alter the risk management requirements previously applicable to MUFG’s CUSO under EPS. Thus, our CUSO continues to be subject to the oversight of the U.S. Risk Committee, the composition and role of which are further discussed in “Item 6.C. Directors, Senior Management and Employees—Board Practices.” Our U.S. Chief Risk Officer, as also mandated under EPS, is responsible for implementing and maintaining the CUSO’s risk management framework and practices, including its liquidity management standards. The U.S. Chief Risk Officer is employed by, and located in, the MUFG Bank, New York Branch, and reports directly to the U.S. Risk Committee.
The Volcker Rule was issued in final form by the FRB originally in December 2013, and substantive portions were subsequently amended in November 2019. The Volcker Rule restricts the ability of banking entities to conduct certain proprietary trading activities, which means trading in securities and financial instruments for their own account, subject to certain exceptions, including market-making, hedging, and underwriting if such activities are conducted within a rigorous compliance framework. The Volcker Rule also restricts banking entities from engaging in certain activities regarding hedge funds and private equity funds known as covered funds. The Volcker Rule excludes restrictions on such activities if they are conducted solely outside of the United States. The Volcker Rule requires banking entities to implement a number of policies, procedures, and quantitative metrics reporting that are reasonably designed to ensure and monitor compliance with the restrictions under the Rule. Our proprietary trading and covered funds activities are generally executed outside of the United States, but certain activities are conducted within the United States, and, therefore, we have undertaken steps that we believe are appropriate to bring our activities and investments into compliance with the Rule. Given its complexity, the Rule may be subject to further rule-making and regulatory interpretation in the future.
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
On June 14, 2018, the FRB approved a final rule regarding single counterparty credit limits, or SCCL, for large banking organizations. The SCCL final rule was considered the last major piece of regulatory action needed to implement Section 165(e) of the Dodd-Frank Act. Section 165(e) was a response to the concern that failure or financial distress of one large, interconnected financial institution could cascade through the U.S. financial system and impair the financial condition of that firm’s counterparties, including other large, interconnected firms. Section 165(e) generally, and the SCCL final rule specifically, seek to mitigate this risk by limiting the aggregate exposure among such financial institutions and their counterparties.
The final rule establishes separate SCCLs, one applicable to our CUSO and another to MUFG Americas Holdings while it was designated MUFG’s IHC. In July 2021, MUFG CUSO began complying with its CUSO-level requirements by certifying as to home-country compliance with Basel Committee standards in lieu of complying with the final U.S. SCCL rule.

Based on the categorization of MUFG Americas Holdings as a Category IV entity under the final rules tailoring prudential standards for large banking organization (“Tailoring Final Rules”), SCCL ceased applying to MUFG Americas Holdings.
On October 10, 2019, the FRB issued jointly with the FDIC a final rule amending their prior joint rule, which implemented the resolution planning requirements of Section 165(d) of the Dodd-Frank Act. Resolution plans, also known as living wills, describe a firm’s strategy for orderly resolution under appropriate insolvency regimes. Such resolution would be caused by a material financial distress or failure of the firm. As informed by the framework set forth under the FRB’s tailoring rule, the resolution plan final rule tailors the resolution planning requirements for firms that do not pose the same systemic risk as the largest institutions. The classification of MUFG’s CUSO as a triennial full filer applies to large foreign and U.S. banks classified within Category II and Category III of the FRB’s tailoring rule, and is subject to alternating submissions of full and targeted resolution plans. MUFG submitted on December 17, 2021, its Targeted 165(d) Resolution Plan together with a required Targeted Information Request imposed by the agencies, which focused on the filers’ actions in response to COVID-19.
On August 29, 2023, the FRB and FDIC issued proposed guidance to enhance resolution planning at large U.S. and non-U.S. banking organizations with more than $250 billion in total assets, which are classified as triennial full filers. The full resolution plan required of triennial filers was scheduled to be filed on July 1, 2024, and this submission would have been expected to reflect the final guidance. On January 16, 2024, the agencies provided an extension of the submission date of the full resolution plans to March 31, 2025, taking into consideration that the agencies anticipated issuing final guidance by March 2024. The proposed guidance has not been finalized, and additional extensions of the submission date are currently expected.
On January 30, 2020, the FRB adopted a final rule revising the “controlling influence” prong of its “control” rules under the Bank Holding Company Act of 1956, as amended. The final rule largely adopts the proposed rule issued by the FRB in April 2019, reaffirms the FRB's conceptual framework for analyzing “controlling influence,” and rejects a number of banking industry recommendations for liberalization of the proposal, and of elements of the prior control regulatory framework, including certain interpretation. The issue of “control” is a central concept under the Bank Holding Company Act. Among other things, control determines whether an investor in a banking organization is subject to the requirements and restrictions of the Bank Holding Company Act, whether a bank holding company’s investment in a company is permissible and/or subjects the investee company to the requirements and restrictions of the Bank Holding Company Act, and whether an investor in a banking organization is subject to the Volcker Rule. As a result, a determination of whether or not an investment constitutes “control” of, or even a non-passive holding in, an investee is often determinative of whether an investment can be made (or, at least, must be restructured to avoid control or reduced to a passive holding). The final rule was effective as of September 30, 2020, and applies to MUFG’s investments globally.
Foreign Account Tax Compliance Act. The Hiring Incentives to Restore Employment Act was enacted in March 2010 and contains provisions commonly referred to as the Foreign Account Tax Compliance Act, or FATCA. The U.S. Treasury, acting through the Internal Revenue Service, or the IRS, issued final FATCA regulations in January 2013, which have been updated along with related guidance issued from February 2014 through December 2019. FATCA created a new reporting and withholding regime for U.S. and foreign financial institutions, or FFIs, and certain non-financial foreign entities, or NFFEs.
In addition, the FATCA framework has been augmented with the introduction of Intergovernmental Agreements between the U.S. Treasury and various foreign governments, which are intended to support intergovernmental cooperation to facilitate the implementation of FATCA. The United States has entered into various Intergovernmental Agreements with non-U.S. jurisdictions including Japan, some of which became effective as of July 1, 2014.
Consistent with FATCA, we have assessed and determined if our group entities are U.S. withholding agents, FFIs, or NFFEs. Each identified U.S. withholding agent and FFI has also evaluated pre-existing and new entity accounts to the extent required to determine their respective FATCA classifications. We have continuously developed internal procedures and processes that we believe comply with the regulatory requirements under FATCA.
However, FATCA compliance has required us to develop extensive systems capabilities and internal processes to identify and report U.S. account holders who are subject to FATCA requirements, which has been a complex and costly process requiring significant internal resources. If our procedures and processes are determined not to comply with the requirements of FATCA, we could potentially be subject to serious legal and reputational consequences, including the imposition of withholding taxes on certain amounts payable to us from U.S. sources, and could be required to expend additional resources to enhance our systems, procedures and processes and take other measures in response to such consequences.
Capital Adequacy. Once MUFG Americas Holdings ceased to be an IHC, U.S. capital adequacy as applicable to MUFG Americas Holdings under FRB Regulation YY is measured at the MUFG parent company level. MUFG Americas Holdings complies with capital adequacy standards applicable on a consolidated group basis under rules established by MUFG’s home country supervisor.
Total loss absorbing capacity. As an IHC, MUFG Americas Holdings was previously subject to the FRB’s long-term debt and TLAC requirements applicable to U.S. globally systemically important bank holding companies and U.S. IHCs of non-U.S. globally systemically important banks. MUFG Americas Holdings is no longer subject to these requirements after having ceased to be an IHC.

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
During the fiscal year ended March 31, 2024, our non-U.S. subsidiary, MUFG Bank, engaged in certain limited business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our non-U.S. banking subsidiary, MUFG Bank, has previously issued guarantees outstanding mainly in connection with prior petroleum-related transactions with Iran by its customers that were permissible under applicable sanctions regulations. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2024, the aggregate fee income relating to these transactions was less than ¥5 million, representing less than 0.0005 percent of our total fee income. In addition, some Iranian financial institutions and other entities in, or affiliated with, Iran maintained non-U.S. dollar correspondent accounts and other similar settlement accounts with MUFG Bank outside the United States. In addition to such accounts, MUFG Bank received deposits in Japan from, and provided settlement services in Japan to, fewer than 10 Iranian government-related entities, and MUFG Bank and a non-U.S. affiliate of MUFG provided credit and/or settlement services to fewer than 100 Iranian government-related individuals including Iranian diplomats. MUFG Bank also maintains settlement accounts outside the United States for certain other entities specified in Executive Order 13224 or 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2024, the average aggregate balance of deposits held in these accounts represented less than 0.05 percent of the average balance of our total deposits. The interest and fee income from the transactions attributable to these account holders was less than ¥50 million, representing less than 0.001 percent of our total interest and fee income.
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

C.Organizational Structure

Note:
(1)On April 1, 2024, Mitsubishi UFJ Trust and Banking Corporation transferred 100% of the shares in Mitsubishi UFJ Asset Management Co., Ltd. to MUFG as a dividend. As a result of the transfer, Mitsubishi UFJ Asset Management became a directly and wholly owned subsidiary of MUFG.

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2024

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
MUFG Bank, Ltd.	Japan	100.00%	100.00%
Kanmu, Inc.	Japan	77.83%	68.86%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Japan Shareholder Services Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
Mitsubishi UFJ Real Estate Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Alternative Investments Co., Ltd.	Japan	100.00%	100.00%
Human Resources Governance Leaders Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
au Kabucom Securities Co., Ltd.	Japan	51.00%	51.00%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	100.00%	100.00%
Japan Digital Design, Inc	Japan	94.19%	94.19%
MUFG Innovation Partners Co., Ltd.	Japan	100.00%	100.00%
MUFG Americas Holdings Corporation	USA	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
PT Bank Danamon Indonesia, Tbk.	Indonesia	92.47%	92.47%
PT Mandala Multifinance Tbk	Indonesia	80.61%	80.61%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
MUFG Investor Services Holdings Limited	Bermuda	100.00%	100.00%
First Sentier Investors Holdings Pty Ltd	Australia	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
MUFG Securities EMEA plc	UK	100.00%	100.00%
MUFG Securities Asia Limited	China	100.00%	100.00%
MUFG Securities (Canada), Ltd.	Canada	100.00%	100.00%

D.Property, Plant and Equipment

	As of March 31,
	2023	2024
	(in millions)
Land	¥393,932	¥389,349
Buildings	800,821	798,542
Equipment and furniture	509,828	556,956
Leasehold improvements	255,712	267,614
Construction in progress	34,679	29,595
Total	1,994,972	2,042,056
Less accumulated depreciation	1,134,394	1,169,029
Premises and equipment—net	¥860,578	¥873,027
Our registered address is 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2024, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.
We decided to build a new MUFG headquarters building at the location where the current MUFG and MUFG Bank head office building stands. In conjunction with the construction of the new building, the head offices for MUFG and MUFG Bank have been temporarily relocated from 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan. Details of the construction project, including the construction period and the total expenditure, are yet to be determined. For the fiscal year ended March 31, 2024, ¥2,038 million was invested in the project.
The following table presents the book values of our material offices and other properties as of March 31, 2024:

Book Value
(in millions)
Owned land	¥389,349
Owned buildings	¥241,884
The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.
During the fiscal year ended March 31, 2024, we invested approximately ¥113,716 million in premises and equipment, primarily for office renovations and the office relocation in connection with the MUFG headquarters building construction project including the investment in the construction project described above.
Item 4A.    Unresolved Staff Comments.
None.

Item 5.    Operating and Financial Review and Prospects.
The following discussion and analysis should be read in conjunction with “Selected Statistical Data” and our consolidated financial statements and related notes.

Restatement of Previously Filed Consolidated Financial Statements for the Fiscal Year Ended March 31, 2023

The following discussion and analysis reflect the restatement of our consolidated financial statements for the fiscal year ended March 31, 2023. The March 31, 2023 column headings in the tabular presentation of financial information containing restated amounts are labeled as "Restated” in this Item 5. For additional information and a detailed discussion of the restatement, see “Explanatory Note” above and Note 1A to our consolidated financial statements. See also “Item 15. Controls and Procedures” for a discussion of the material weakness identified with respect to our internal controls over financial reporting and the ineffectiveness of our internal control over financial reporting and our disclosure controls and procedures as of March 31, 2024 and 2023.

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

	2022	2023 (Restated)	2024
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥2,530,938	¥4,611,410	¥7,107,074
Interest expense	560,357	2,221,996	4,513,124
Net interest income	1,970,581	2,389,414	2,593,950
Provision for credit losses	277,995	8,148	237,990
Net interest income after provision for credit losses	1,692,586	2,381,266	2,355,960
Non-interest income	1,394,789	1,486,910	2,867,583
Non-interest expense	3,146,102	3,419,954	3,340,949
Income (loss) before income tax expense (benefit)	(58,727)	448,222	1,882,594
Income tax expense (benefit)	(14,511)	41,174	501,567
Net income (loss) before attribution of noncontrolling interests	(44,216)	407,048	1,381,027
Net income attributable to noncontrolling interests	39,104	30,413	52,906
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(83,320)	¥376,635	¥1,328,121
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥(83,320)	¥376,635	¥1,328,121
Amounts per share:
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥(6.51)	¥30.58	¥110.87
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	(6.93)	30.26	110.58
Number of shares used to calculate basic earnings per common share (in thousands)	12,798,060	12,317,723	11,978,725
Number of shares used to calculate diluted earnings per common share (in thousands)(1)	12,798,060	12,318,855	11,980,601
Cash dividends per share paid during the fiscal year:
—Common stock	¥26.00	¥30.50	¥36.50
	$0.23	$0.23	$0.25

	2022	2023	2024
	(in millions)
Balance sheet data:
Total assets	¥367,650,018	¥381,735,733	¥397,436,461
Loans, net of allowance for credit losses	111,678,692	118,682,562	126,570,274
Total liabilities	351,353,496	365,269,566	378,959,248
Deposits	224,589,943	235,276,781	246,417,384
Long-term debt	34,696,599	39,071,755	39,922,322
Total equity	16,296,522	16,466,167	18,477,213
Capital stock	2,090,270	2,090,270	2,090,270

	2022		2023 (Restated)	2024
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥276,179,049		¥291,018,346	¥293,458,342
Interest-bearing liabilities	279,759,500		294,877,689	300,412,643
Total assets	370,588,337		396,151,869	402,894,818
Total equity	16,269,224		16,300,493	19,306,449
Return on equity and assets:
Earnings (loss) applicable to common shareholders as a percentage of average total assets	(0.02%)		0.10%	0.33%
Earnings (loss) applicable to common shareholders as a percentage of average total equity	(0.51%)		2.31%	6.88%
Dividends per common share as a percentage of basic earnings per common share	—	(3)	99.74%	32.92%
Average total equity as a percentage of average total assets	4.39%		4.11%	4.79%
Net interest income as a percentage of average total interest-earning assets	0.71%		0.82%	0.88%
Credit quality data:
Allowance for credit losses	¥1,470,701		¥1,272,898	¥1,366,221
Allowance for credit losses as a percentage of loans	1.30%		1.06%	1.07%
Net loan charge-offs	¥179,297		¥259,608	¥217,304
Net loan charge-offs as a percentage of average loans	0.16%		0.21%	0.18%
Average interest rate spread	0.72%		0.83%	0.92%
Risk-adjusted capital ratio calculated under Japanese GAAP(2)	14.29%		13.91%	17.82%

Notes:
(1)Includes the common shares held by the trusts under the Board Incentive Plan. See “Item 6.B. Directors, Senior Management and Employees—Compensation.”
(2)Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”
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
•general economic conditions,
•interest rates,
•foreign currency exchange rates, and
•stock prices.
General Economic Conditions
The global economy remained vulnerable to external events during the fiscal year ended March 31, 2024. The global economy faced a sharp rise in energy prices triggered by the conflict in Ukraine and the Middle East. This led to a rise in inflation globally, followed by considerable monetary tightening in major markets, which put downward pressure on economies during the fiscal year ended March 31, 2024. Nevertheless, economic activities continued to normalize as the effects of COVID-19 on people's daily lives lessened. Uncertainty remains, however, in the global and regional economic environment. For example, the full effect of monetary policy tightening is still yet to pass through to the real economy, with possible vulnerabilities in the commercial real estate sector and in the broader credit market. Meanwhile, global trade flows are still relatively stagnant, while the trade conflicts between the United States and Europe, on the one hand, and China, on the other, continue to pose risks. The situations in Ukraine and the Middle East also continue to contribute to heightened geopolitical risks. In addition, the central banks in several developed economies have recently changed course, or are expected soon to change course, on their monetary policies, with the European Central Bank, for example, having started to reduce its policy rate. The impact of such and other monetary policy changes remain to be seen and may lead to increased volatility in global and regional economies and markets.

Japan’s economy generally followed the global economic trends, showing a mixture of negative and positive trends, during the fiscal year ended March 31, 2024. Japan’s real gross domestic product, or GDP, grew by 1.0% for the quarter ended June 30, 2023, contracted by 0.9% for the quarter ended September 30, 2023, grew by 0.1% for the quarter ended December 31, 2023, and contracted by 0.5% for the quarter ended March 31, 2024 on a quarter-on-quarter basis. These fluctuations reflected both positive factors, such as wage increases, and negative factors, such as inflationary pressures. On a year-on-year basis, Japan’s real GDP grew by 2.2% for the quarter ended June 30, 2023, 1.5% for the quarter ended September 30, 2023, and 1.1% for the quarter ended December 31, 2023, while contracting by 0.1% for the quarter ended March 31, 2024. Japan’s Consumer Price Index, or CPI, fluctuated between 0% and 0.7% on a month-on-month basis and between 2.2% and 3.5% on a year-over-year basis during the fiscal year ended March 31, 2024. The unemployment rate in Japan remained low with a slight decrease from 2.7% in March 2023 to 2.6% in March 2024. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2023 and March 2024 was 8,881, a 30.6% increase from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the fiscal year ended March 31, 2024 were ¥2,434 billion, an increase of 4.1% from the previous fiscal year. The Japanese economy remains subject to instabilities resulting from geopolitical developments, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, inflationary trends, downward pressure on private consumption, changes in the Bank of Japan's monetary policy, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy generally underwent upward trends during the fiscal year ended March 31, 2024, with U.S. real GDP growing by 2.1% for the quarter ended June 30, 2023, 4.9% for the quarter ended September 30, 2023, 3.4% for the quarter ended December 31, 2023, and 1.4% for the quarter ended March 31, 2024, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP grew by 2.4% for the quarter ended June 30, 2023, 2.9% for the quarter ended September 30, 2023, 3.1% for the quarter ended December 31, 2023, and 3.0% for the quarter ended March 31, 2024. The unemployment rate increased to 3.8% in March 2024 from 3.5% in March 2023. The long-term prospects of the U.S. economy remain uncertain in light of the impact of inflationary trends, geopolitical developments, changes in the political environment, instabilities in the real estate and banking sectors, the government’s economic, monetary, trade and foreign relations policies, and various other factors.
The Eurozone economy also grew modestly during the fiscal year ended March 31, 2024, with Eurozone real GDP growing by 0.1% for the quarter ended June 30, 2023, was unchanged at 0.0% for the quarter ended September 30, 2023, contracting by 0.1% for the quarter ended December 31, 2023, and growing by 0.3% for the quarter ended March 31, 2024, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP grew by 0.6% for the quarter ended June 30, 2023, 0.2% for the quarter ended September 30, 2023, 0.2% for the quarter ended December 31, 2023, and 0.4% for the quarter ended March 31, 2024. The unemployment rate in the Eurozone remained unchanged at 6.5% in March 2024 from March 2023. The Eurozone economy remains subject to various uncertainties, including instabilities resulting from inflationary trends, geopolitical developments, concerns over the financial system and other factors.
In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved and, overall, the economic growth continued during the fiscal year ended March 31, 2024. Meanwhile, in the Chinese economy, there remain concerns surrounding the real estate sector. The economic conditions of these regions remain subject to various uncertainties, including the fluctuations in the global and local economies as well as geopolitical developments.
Interest Rates
Interest rates remained at historical low levels in Japan under the Bank of Japan’s monetary policy. Until recently, the Bank of Japan maintained its quantitative and qualitative monetary easing policy with yield curve control applying a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, and aiming to keep the yield on 10-year Japanese government bonds around zero percent, and with exchange-traded fund, bond and commercial paper purchase programs. In October 2023, the Bank of Japan announced that it would purchase 10-year Japanese government bonds in amounts necessary to maintain the yield of such bonds around zero percent without setting an upper limit while regarding one percent as its reference upper bound. In March 2024, while keeping the price stability target at 2 percent, the Bank of Japan modified its monetary policy to encourage the uncollateralized overnight call rate to remain at around 0 to 0.1 percent, abolish Japanese government bond purchase operations for the purposes of maintaining the yield on 10-year Japanese government bonds below target upper limits while continuing with JGB purchases in similar volumes, and discontinue the exchange-traded fund purchase program while gradually reducing the amount of commercial paper and corporate bond purchases to nil in about one year. As a result of these monetary policy changes, the yield on 10-year Japanese government bonds fluctuated between 0.351% and 0.961% during the fiscal year ended March 31, 2024. In June 2024, the Bank of Japan decided it would reduce its purchase amount of Japanese government bonds after the next monetary policy meeting scheduled on July 30 and 31, 2024 and would decide at the July meeting on a detailed plan for the reduction of its purchase amount during the next one to two years or so to ensure that long-term interest rates would be formed more freely in financial markets.
In the United States, the Federal Open Market Committee raised the target for the federal funds rate to 5.25% to 5.50% in July 2023 from 4.75% to 5.00% set in March 2023. In its meeting in June 2024, the Committee decided to maintain the target range for the federal funds rate at 5.25% to 5.5% to support its goals of achieving maximum employment and inflation at 2 percent over the longer run. In addition, the Committee announced its plan to continue reducing its holdings of Treasury securities and agency debt and agency mortgage‑backed securities. The 10-year U.S. Treasury bond yield increased from 3.470% at the end of March 2023 to 4.201% at the end of March 2024, while fluctuating between 3.308% and 4.991% during the period.
Foreign Currency Exchange Rates
The Japanese yen depreciated against the U.S. dollar from ¥133.53 to the U.S. dollar as of March 31, 2023 to ¥151.41 to the U.S. dollar as of March 31, 2024. The Japanese yen has been fluctuating between around ¥151 and ¥162 to the U.S. dollar since April 2024.
The Japanese yen was on a generally depreciating trend against the euro during the fiscal year ended March 31, 2024, with the exchange rate being ¥163.24 to the euro as of March 31, 2024 compared to ¥145.72 to the euro as of March 31, 2023. The Japanese yen has been fluctuating between around ¥163 and ¥175 to the euro since April 2024.
The Japanese yen was on a generally depreciating trend against the Thai baht during the fiscal year ended March 31, 2024, with the exchange rate being ¥4.16 to the Thai baht as of March 31, 2024 compared to ¥3.91 to the Thai baht as of March 31, 2023. The Japanese yen has been fluctuating between ¥4.12 and ¥4.45 to the Thai baht since April 2024.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥28,041.48 on March 31, 2023 to ¥40,369.44 on March 31, 2024. The closing price of the Nikkei Stock Average has since risen and has been fluctuating between around ¥37,000 and ¥42,200 since April 2024, reaching record high levels in July 2024.

Recent Developments
During the fiscal year ended March 31, 2024, we engaged in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and seek opportunities to grow our business. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including significant inflationary price trends, instability in the financial system, geographical conflicts, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our new medium-term business plan for the three years ending in the fiscal year ending March 31, 2027, we aim to leverage our extensive network and diverse solutions to provide value to our stakeholders around the world.
Implementation of Share Repurchase Programs and Cancellation of Treasury Shares
During November 2023 and March 2024, we repurchased 300,646,400 shares of our common stock for ¥399,999,861,554 under a share repurchase program that was adopted in November 2023. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 400,000,000 shares of our common stock and ¥400.0 billion between November 15, 2023 and March 31, 2024. In addition, we canceled 350,000,000 shares of our common stock held in treasury on November 30, 2023.
During May and June 2024, we repurchased 62,666,100 shares of our common stock for ¥99,999,986,737 under a share repurchase program that was adopted in May 2024. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 80,000,000 shares of our common stock and ¥100.0 billion between May 16, 2024 and June 30, 2024. Based on information used to calculate our capital ratios under applicable Japanese regulations as of March 31, 2024, we estimate that the share repurchase pursuant to this program would have resulted in a decline in each of our Common Equity Tier 1 capital ratio, our Tier 1 capital ratio and our total capital ratio as of March 31, 2024 by approximately 0.1 percentage point.
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
Issuances of TLAC Eligible Senior Debt

During the fiscal year ended March 31, 2024, we obtained $2.5 billion, or ¥378.5 billion, ¥255.0 billion, and €0.5 billion, or ¥81.6 billion, aggregate principal amount of external TLAC eligible senior debt financing in the form of securities and borrowings. In April 2024, we issued $2.5 billion, or ¥387.0 billion, aggregate principal amount of external TLAC eligible senior debt in the form of securities.
As of March 31, 2024, our External TLAC ratios were 25.06% on a risk-weighted assets basis and 9.65% on a leverage exposure basis. As of the same date, we were required to maintain External TLAC ratios above 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis. See “—B. Liquidity and Capital Resources—Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”
Issuances of Basel III-Compliant Subordinated Debt
During the fiscal year ended March 31, 2024, we obtained $0.75 billion, or ¥113.6 billion, and ¥796.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt financing in the form of securities and borrowings in and outside Japan. These securities and borrowings are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125% (but, following any such write-down, the principal may be reinstated if the ratio improves and to the extent permitted by the Japanese banking regulator), when we are deemed to have reached the point of non-viability (“PONV”) or when we become subject to bankruptcy proceedings.
During the fiscal year ended March 31, 2024, we obtained ¥210.0 billion aggregate principal amount of subordinated term Tier 2 debt financing in the form of securities issued in Japan. We can be exempted from the obligation to pay principal of and interest on the securities when we are deemed to have reached the PONV.
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
Acquisition of HC Consumer Finance Philippines, Inc & PT Home Credit Indonesia
In June 2023, MUFG Bank and its subsidiary Krungsri acquired HC Consumer Finance Philippines, Inc. (“HC Philippines”) for approximately €467.9 million, or ¥69,841 million, subject to price adjustments after the acquisition date. In October 2023, Krungsri and PT. Adira Dinamika Multi Finance “ADMF”), an Indonesia-based finance company and also a subsidiary of MUFG Bank, acquired HC Home Credit Indonesia (“HC Indonesia”) for €202.0 million, or ¥31,812 million. Each of HC Philippines and HC Indonesia is a leading point-of-sale lender in its respective market.
As a result of the acquisition, Krungsri holds 75% of the shares of HC Philippines and 75% of the shares of HC Indonesia, MUFG Bank holds 25% of the shares of HC Philippines, and ADMF holds 9.83% of the shares of HC Indonesia.
In March 2024, Krungsri completed a capital injection of approximately IDR 510 billion, or ¥4,869 million, into HC Indonesia. Following this capital injection, Krungsri’s total shareholding in HC Indonesia increased to 80% and ADMF’s total shareholding in HC Indonesia decreased to 4.92%.
See Note 2 to our audited consolidated financial statements for additional information.
Acquisition of Additional Shares of U.S. Bancorp Common Stock
In August 2023, MUFG Bank acquired 24,000,000 shares of the common stock of U.S. Bancorp (“USB”), which constituted an additional investment in USB, for a purchase price of approximately $936 million, or ¥136.8 billion, based on a per share price of $39.00 (the “Investment”). Following this Investment, MUFG Bank’s total shareholding in USB increased to 4.39%.
The proceeds received by USB for the Investment were paid to MUFG’s subsidiary, MUFG Americas Holdings Corporation, to reduce USB’s $3.5 billion outstanding obligation due within five years of the closing date of the sale of MUFG Union Bank, N.A. (“Union Bank”), which was December 1, 2022, under the Share Purchase Agreement, dated September 21, 2021, with respect to the sale of Union Bank.
In addition, for purposes of strengthening sustainable non-Japanese yen funding capacity, MUFG Bank has entered into an agreement, which is contractually available for complementary U.S. dollar liquidity support, with U.S. Bank National Association, a bank subsidiary of USB.

Acquisition of AlbaCore Capital Group
In November 2023, Mitsubishi UFJ Trust and Banking and its consolidated subsidiary First Sentier Investors acquired a 75% interest in Albacore Capital Group (“AlbaCore”) for cash consideration paid in the amount of ¥49,266 million. In connection with this transaction, ¥17,979 million of contingent consideration was recognized at discounted fair value. The value of the contingent consideration is calculated with reference to certain future earnings metrics and targets of AlbaCore, discounted to net present value. The deferred payment of the contingent consideration is subject to AlbaCore’s earnings for certain future fiscal periods exceeding a threshold. If the future earnings exceed the threshold, a variable payment depending on the value of the future earnings will be made.
AlbaCore is headquartered in London with a presence in Dublin, and has capabilities spanning various parts of the corporate credit spectrum including private credit, CLOs, liquid credit and structured credit in Europe. Through the acquisition of AlbaCore, we aim to offer new products in the highly demanded alternative sector and expand our touchpoints with new customers, thereby further strengthening our global asset management business.

Acquisition of PT Mandala Multifinance Tbk
In March 2024, MUFG Bank and its consolidated subsidiary ADMF acquired 80.6% of the shares in PT Mandala Multifinance Tbk (“MFIN”) for approximately IDR 7,042 billion, or ¥67,385 million, pursuant to the share purchase agreement with PT Jayamandiri Gemasejati and certain other shareholders in June 2023. As a result of this acquisition, MUFG Bank holds 70.6% of the MFIN shares, while ADMF holds 10% of the shares.
MFIN is an Indonesian company which mainly provides auto loans for new motorbikes and multi-purpose loans secured by motorbikes in the domestic market, with strong presence especially in eastern Indonesia. MUFG Bank and ADMF intend to leverage MFIN’s strengths, in both products and geography, to further reinforce and expand our auto loan business in Indonesia.
See Note 2 to our audited consolidated financial statements for additional information.
Acquisition of Shares of WealthNavi
In March 2024, MUFG Bank acquired 9,110,000 newly issued shares of common stock of WealthNavi Inc. through a third party allotment transaction, resulting in MUFG Bank holding 15.55% of the shares of the company. This transaction was consummated pursuant to a capital and business alliance agreement between MUFG Bank and WealthNavi in February 2024. As part of the alliance, MUFG Bank has one director appointed and currently serving on the WealthNavi’s board of directors. As a result, WealthNavi became an equity method affiliate of MUFG Bank.
WealthNavi is a leading provider of automated online wealth management services in Japan in terms of assets under management and number of users. MUFG Bank and WealthNavi seek to provide solutions to long-term financial needs of customers by combining MUFG Bank’s wide-ranging customer base and product line-up and WealthNavi’s capabilities in agile planning and product development.

Acquisition of Link Administration Holdings Limited
On May 16, 2024, Mitsubishi UFJ Trust and Banking acquired all of the issued shares of Link Administration Holdings Limited, an Australian pension and stock administration company, as originally announced on December 18, 2023. The company's corporate name has been changed to MUFG Pension & Market Services Holdings Limited.
The acquisition of the global pension and stock administration functions of MUFG Pension & Market Services Holdings Limited is expected to further enable MUFG to accelerate its global business expansion, with access to Australian pension funds and global corporate clients for the Global Investor Services Business to offer a broad range of financial solutions, allowing it to strengthen its global reach, develop growth opportunities and expand the business scale.

A.Operating Results
Results of Operations

	Fiscal years ended March 31,			% Change
	2022	2023 (Restated)	2024	2023	2024
	(in billions, except percentages)
Interest income	¥2,531.0	¥4,611.4	¥7,107.1	82.2%	54.1%
Interest expense	560.4	2,222.0	4,513.1	296.5	103.1
Net interest income	1,970.6	2,389.4	2,594.0	21.3	8.6
Provision for credit losses	278.0	8.1	238.0	(97.1)	N/M
Non-interest income	1,394.8	1,486.9	2,867.6	6.6	92.9
Non-interest expense	3,146.1	3,420.0	3,341.0	8.7	(2.3)
Income (loss) before income tax expense (benefit)	(58.7)	448.2	1,882.6	N/M	320.0
Income tax expense (benefit)	(14.5)	41.2	501.6	383.7	N/M
Net income (loss) before attribution of noncontrolling interests	¥(44.2)	¥407.0	¥1,381.0	N/M	239.3%
Net income attributable to noncontrolling interests	39.1	30.4	52.9	(22.2)	74.0
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(83.3)	¥376.6	¥1,328.1	N/M	252.6%

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
We recorded net income attributable to Mitsubishi UFJ Financial Group of ¥1,328.1 billion, compared to net income of ¥376.6 billion for the same period of the previous fiscal year, primarily due to an increase in non-interest income resulting from net gains from marketable equity securities reflecting higher stock prices and an increase in interest income particularly from foreign loans.
Net interest income increased 8.6% mainly because of an increase in net foreign interest income. U.S. and Japanese interest rates were higher and the Japanese yen depreciated against the U.S. dollar during the fiscal year ended March 31, 2024, compared to the previous fiscal year. Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 0.09 percentage points to 0.92%. The average interest rate on total interest-earning assets increased 0.84 percentage points. On foreign interest-earning assets, the average interest rate increased 1.98 percentage points. On the domestic side, while domestic interest income increased 21.3% to ¥1,209.0 billion, domestic interest expense increased 65.1% to ¥1,275.0 billion.
Provision for credit losses increased mainly due to the absence of significant reversal of credit losses for the fiscal year ended March 31, 2024, particularly compared to the reversal of credit losses related to a large domestic commercial borrower for the fiscal year ended March 31, 2023, and the provision for credit losses related to a large borrower in the domestic manufacturing industry for the fiscal year ended March 31, 2024. In addition, provision for the Krungsri segment increased mainly due to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023.
Non-interest income increased 92.9% primarily resulting from net gains from marketable equity securities reflecting higher stock prices, partially offset by the impact of the absence of the gain on the sale of MUFG Union Bank recorded in the previous fiscal year.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
We recorded net income attributable to Mitsubishi UFJ Financial Group of ¥376.6 billion primarily due to an increase in net interest income mainly as a result of an increase in foreign interest income and the gain on sale of MUFG Union Bank as well as a decrease in provision for credit losses.
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
Non-interest income increased 6.6% primarily due to the gain on sale of MUFG Union Bank and financing-related fees in foreign branches of MUFG Bank, while non-interest expense increased 8.7% due to loss on valuation adjustment for loans held for sale held by MUFG Union Bank and an increase in salaries and employee benefits.

Net Interest Income

	Fiscal years ended March 31,									% Change		Change	% Change		Change
	2022			2023			2024			2023			2024
	Average balance(1)	Interest income (expense)	Average rate	Average balance(1)	Interest income (expense)	Average rate	Average balance(1)	Interest income (expense)	Average rate	Average balance	Interest income (expense)	Average rate 2023 minus 2022 (percentage points)	Average balance	Interest income (expense)	Average rate 2024 minus 2023 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥175,474.0	¥825.6	0.47%	¥175,859.2	¥997.1	0.57%	¥178,357.5	¥1,209.0	0.68%	0.2%	20.8%	0.10	1.4%	21.3%	0.11
Foreign	100,705.1	1,705.4	1.69	115,159.2	3,614.3	3.14	115,100.9	5,898.1	5.12	14.4	111.9	1.45	(0.1)	63.2	1.98
Total	¥276,179.1	¥2,531.0	0.92%	¥291,018.4	¥4,611.4	1.58%	¥293,458.4	¥7,107.1	2.42%	5.4%	82.2%	0.66	0.8%	54.1%	0.84
Financed by:
Interest-bearing liabilities:
Domestic	¥211,839.0	¥(277.1)	0.13%	¥218,582.7	¥(772.2)	0.35%	¥222,068.4	¥(1,275.0)	0.57%	3.2%	178.7%	0.22	1.6%	65.1%	0.22
Foreign	67,920.5	(283.3)	0.42	76,295.0	(1,449.8)	1.90	78,344.3	(3,238.1)	4.13	12.3	N/M	1.48	2.7	123.3	2.23
Total	279,759.5	(560.4)	0.20	294,877.7	(2,222.0)	0.75	300,412.7	(4,513.1)	1.50	5.4	296.5	0.55	1.9	103.1	0.75
Non-interest-bearing liabilities (assets)	(3,580.4)		—	(3,859.3)		—	(6,954.3)		—	7.8		—	80.2		—
Total	¥276,179.1		0.20%	¥291,018.4		0.76%	¥293,458.4		1.54%	5.4%		0.56	0.8%		0.77
Net interest income and interest rate spread		¥1,970.6	0.72%		¥2,389.4	0.83%		¥2,594.0	0.92%		21.3%	0.11		8.6%	0.09
Net interest income as a percentage of total interest-earning assets			0.71%			0.82%			0.88%			0.11			0.06
Effect of Volume and Rate Changes on Net Interest Income

	Fiscal Year Ended March 31, 2022 versus Fiscal Year Ended March 31, 2023			Fiscal Year Ended March 31, 2023 versus Fiscal Year Ended March 31, 2024
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(2)	Rate(2)	Net change	Volume(2)	Rate(2)	Net change
	(in millions)			(in millions)
Domestic	¥250	¥(323,933)	¥(323,683)	¥9,666	¥(300,517)	¥(290,851)
Foreign	306,410	436,106	742,516	(85,860)	581,247	495,387
Total	¥306,660	¥112,173	¥418,833	¥(76,194)	¥280,730	¥204,536

Notes:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.
(2)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net interest income for the fiscal year ended March 31, 2024 increased 8.6% compared to the previous fiscal year primarily due to a significant increase in net foreign interest income, reflecting the impact of higher average interest rates on foreign interest-earning assets, particularly foreign loans. In contrast, while domestic interest income increased 21.3% to ¥1,209.0 billion, domestic interest expense increased 65.1% to ¥1,275.0 billion mainly as a result of higher average interest rates on deposits and payables under repurchase agreements. Our total average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 0.09 percentage points.
During the fiscal year ended March 31, 2024, U.S. interest rates were higher compared to the previous fiscal year and the Japanese yen depreciated against the U.S. dollar. As a result, the average interest rate on foreign interest-earning assets increased 1.98 percentage points to 5.12%, and foreign interest income increased 63.2%. Foreign interest expense increased 123.3% as a result of a 2.23 percentage point increase in the average interest rate on foreign interest-bearing liabilities to 4.13%. However, the impact of the interest rate increase on foreign interest income was larger than the impact of the interest rate increase on foreign interest expense because the average balance of foreign interest-earning assets was approximately 1.5 times the average balance of foreign interest-bearing liabilities. The average balance of foreign interest-earning assets was ¥115,100.9 billion as of March 31, 2024, remaining at the same level compared to March 31, 2023, while the average balance of foreign interest-bearing liabilities increased 2.7% to ¥78,344.3 billion as of March 31, 2024.
Domestic interest income increased 21.3% due to the higher average interest rate on domestic interest-earning assets, particularly loans. Domestic interest expense increased 65.1% due to increases in the average interest rates on most domestic interest-bearing liabilities. Our average domestic interest rate spread decreased to 0.11% for the fiscal year ended March 31, 2024 from 0.22% for the previous fiscal year. In recent years, our average balance of domestic interest-bearing liabilities has been greater than our average balance of domestic interest-earning assets. Between March 31, 2023 and 2024, the average balance of domestic interest-earning assets increased 1.4%, while the average balance of domestic interest-bearing liabilities increased 1.6%.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Net interest income for the fiscal year ended March 31, 2023 increased 21.3% compared to the previous fiscal year primarily due to a significant increase in net foreign interest income, particularly on foreign loans. Foreign interest income increased due to the higher average rate in overseas branches and subsidiaries of our commercial banking subsidiaries. The average interest rate on foreign interest-earning assets increased to 3.14% from 1.69%, while the average interest rate on interest-bearing liabilities increased to 1.90% from 0.42%, resulting in a decrease in the average foreign interest rate spread to 1.24% for the fiscal year ended March 31, 2023 from 1.27% for the previous fiscal year. However, the impact of the interest rate increase on foreign interest income was larger than the impact of the interest rate increase on foreign interest expense because the average balance of foreign interest-earning assets was approximately 1.5 times the average balance of foreign interest-bearing liabilities.
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
Provision for credit losses
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
We recorded ¥238.0 billion of provision for credit losses for the fiscal year ended March 31, 2024, compared to ¥8.1 billion of provision for credit losses for the previous fiscal year. Provision for credit losses increased ¥229.9 billion mainly due to the absence of significant reversal of credit losses for the fiscal year ended March 31, 2024, particularly compared to the reversal of credit losses related to a large domestic commercial borrower for the fiscal year ended March 31, 2023, and the provision for credit losses related to a large borrower in the domestic manufacturing industry for the fiscal year ended March 31, 2024. In addition, provision for the Krungsri segment increased mainly due to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023.
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

Non-Interest Income

	Fiscal years ended March 31,			% Change
	2022	2023 (Restated)	2024	2023	2024
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥51.0	¥49.8	¥36.7	(2.4)%	(26.3)%
Fees and commissions on remittances and transfers	157.2	147.6	151.7	(6.1)	2.8
Fees and commissions on foreign trading business	56.3	69.0	74.5	22.5	7.9
Fees and commissions on credit card business	207.1	230.4	251.0	11.3	9.0
Fees and commissions on security-related services	264.5	224.9	278.5	(15.0)	23.8
Fees and commissions on administration and management services for investment funds	286.6	282.3	317.3	(1.5)	12.4
Trust fees	133.3	131.0	129.4	(1.7)	(1.3)
Guarantee fees	45.9	48.0	51.2	4.7	6.6
Insurance commissions	42.4	49.4	64.7	16.7	30.8
Fees and commissions on real estate business	65.6	68.4	68.4	4.3	—
Other fees and commissions	349.0	400.8	475.6	14.9	18.7
Total	1,658.9	1,701.6	1,899.0	2.6	11.6
Foreign exchange gains (losses)—net	106.9	25.2	(294.2)	(76.4)	N/M
Trading account losses—net:
Net profits (losses) on interest rate and other derivative contracts	(102.1)	238.2	(947.0)	333.2	N/M
Net profits (losses) on trading account securities, excluding derivatives	(722.3)	(1,030.3)	248.0	(42.6)	124.1
Total	(824.4)	(792.1)	(699.0)	3.9	11.7
Investment securities gains (losses)—net:
Net gains (losses) on sales of available-for-sale debt securities	48.8	(62.4)	(149.5)	(227.9)	(139.4)
Reversal of impairment losses (impairment losses) on available-for-sale debt securities	(47.3)	(359.3)	0.5	N/M	100.1
Net gains (losses) from marketable equity securities	(131.7)	89.0	1,528.0	167.7	N/M
Other	11.2	78.5	0.6	N/M	(99.2)
Total	(119.0)	(254.2)	1,379.6	(113.5)	N/M
Equity in earnings of equity method investees—net	436.6	398.1	463.8	(8.8)	16.5
Gains (losses) on sales of loans including valuation adjustment for loans held for sale	16.6	(34.0)	(45.1)	(305.1)	(32.4)
Gain on sale of MUFG Union Bank	—	349.4	—	N/M	N/M
Other non-interest income	119.2	92.9	163.6	(22.2)	76.2
Total non-interest income	¥1,394.8	¥1,486.9	¥2,867.6	6.6%	92.9%
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Non-interest income for the fiscal year ended March 31,2024 increased 92.9% compared to the previous fiscal year mainly due to increases in net gains from marketable equity securities and net profits on trading account securities, excluding derivatives, partially offset by net losses on interest rate and other derivative contracts and by the absence of the gain on the sale of MUFG Union Bank recorded in the previous fiscal year.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Non-interest income for the fiscal year ended March 31, 2023 increased 6.6% compared to the previous fiscal year mainly due to the gain on the sale of MUFG Union Bank, partially offset by an increase in net investment securities losses.

Fees and commissions income
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Fees and commissions income for the fiscal year ended March 31, 2024 increased 11.6% compared to the previous fiscal year primarily due to an increase in financing-related fees in foreign branches of MUFG Bank, which were included in Other fees and commissions, and an increase in fees and commissions on security-related services in our securities subsidiaries.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Fees and commissions income for the fiscal year ended March 31, 2023 increased 2.6% compared to the previous fiscal year primarily due to an increase in financing-related fees in foreign branches of MUFG Bank, which are included in Other fees and commissions, an increase in credit card business volumes, and an increase in fees and commissions on foreign trading business reflecting larger volumes of money transfers and foreign exchange trading activities. These increases were partially offset by a decrease in fees and commissions security-related services due to decreases in commissions on underwriting, secondary distribution of, and offering to sell to and solicitation of offers to buy from professional investors, securities in our securities and banking subsidiaries.
Net foreign exchange gains (losses)

	Fiscal years ended March 31,			% Change
	2022	2023	2024	2023	2024
	(in billions, except percentages)
Foreign exchange gains (losses)—net:
Net foreign exchange gains (losses) on derivative contracts	¥(44.7)	¥57.9	¥(406.7)	229.6%	N/M
Net foreign exchange losses on other than derivative contracts	(1,601.4)	(1,401.8)	(2,063.9)	12.5	(47.2)
Net foreign exchange gains related to the fair value option	1,753.0	1,369.1	2,176.4	(21.9)	59.0
Total	¥106.9	¥25.2	¥(294.2)	(76.4)%	N/M
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
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net foreign exchange losses for the fiscal year ended March 31, 2024 mainly reflected net foreign exchange losses on other than derivative contracts resulting from higher foreign exchange translation losses on monetary liabilities denominated in foreign currencies in our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2023 and March 31, 2024. In addition, net foreign exchange losses on derivative contracts increased. These losses were partially mitigated by net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds as the Japanese yen depreciated against the U.S. dollar from ¥133.53 to the U.S. dollar as of March 31, 2023 to ¥151.41 to the U.S. dollar as of March 31, 2024.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Net foreign exchange gains for the fiscal year ended March 31, 2023 mainly reflected net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds as the Japanese yen depreciated against the U.S. dollar from ¥122.39 to the U.S. dollar as of March 31, 2022 to ¥133.53 to the U.S. dollar as of March 31, 2023, which represented a slightly smaller exchange rate fluctuation compared to the previous fiscal year when the Japanese yen depreciated against the U.S. dollar from ¥110.71 to the U.S. dollar as of March 31, 2021 to ¥122.39 to the U.S. dollar as of March 31,

2022. The net foreign exchange gains related to the fair value option for the fiscal year ended March 31, 2023 were offset by net foreign exchange losses on other than derivative contracts reflecting the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of assets and liabilities of our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2022 and March 31, 2023.

Net trading account profits (losses)

	Fiscal years ended March 31,			% Change
	2022	2023	2024	2023	2024
	(in billions, except percentages)
Trading account losses—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥50.9	¥262.8	¥(215.6)	N/M	(182.1)%
Equity contracts	(98.1)	(12.7)	(618.2)	87.1	N/M
Commodity contracts	—	—	(0.7)	N/M	N/M
Credit derivatives	(33.8)	(19.9)	(27.4)	41.1	(37.7)
Other	(21.1)	8.0	(85.1)	138.1	N/M
Total	¥(102.1)	¥238.2	¥(947.0)	333.2%	N/M
Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥262.3	¥150.0	¥421.3	(42.8)%	180.8%
Trading account securities under the fair value option	(984.6)	(1,180.3)	(173.3)	(19.9)	85.3
Total	¥(722.3)	¥(1,030.3)	¥248.0	(42.6)%	124.1%
Total	¥(824.4)	¥(792.1)	¥(699.0)	3.9%	11.7%
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
Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account losses for each of the fiscal years ended March 31, 2023 and 2024.
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

•Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to commodity price fluctuations in their transactions, and to diversify our portfolio of derivative instruments held for trading purposes; and
•Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.
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
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net trading account losses for the fiscal year ended March 31, 2024 mainly reflected net losses on equity contracts and interest rate contracts. The net losses on equity contracts mainly reflected the increase in losses on equity swaps for hedging purposes in our banking subsidiaries due to rising stock prices. The net losses on interest rate contracts primarily reflected interest rate swap losses in our banking subsidiaries, compared to net profits on interest rate contracts for the previous fiscal year in the significantly rising interest rates environment. These losses were partially offset by the increase in net profits on trading account securities primarily resulting from an increase in net profits on domestic trading account securities in our banking subsidiaries as stock prices generally rose during the fiscal year ended March 31, 2024.
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
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net investment securities gains for the fiscal year ended March 31, 2024 were ¥1,379.6 billion, compared to net losses of ¥254.2 billion for the fiscal year ended March 31, 2023, reflecting net gains from marketable equity securities of ¥1,528.0 billion compared to ¥89.0 billion for the previous year. This was due to increases in net unrealized gains on marketable equity securities and net realized gains on sales of marketable equity securities reflecting higher stock prices.
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

Net equity in earnings of equity method investees
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net equity in earnings of equity method investees for the fiscal year ended March 31, 2024 was ¥463.8 billion, compared to ¥398.1 billion for the previous fiscal year, primarily reflecting the absence of the impairment losses of our equity method investees recognized in the previous fiscal year.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Net equity in earnings of equity method investees for the fiscal year ended March 31, 2023 was ¥398.1 billion, compared to ¥436.6 billion for the previous fiscal year, reflecting lower earnings of our equity method investees, including Morgan Stanley, and impairment losses of our equity method investees.

Gain on sale of MUFG Union Bank
We completed the sale of MUFG Union Bank in December in December 2022. We recorded a pre-tax gain on the sale of MUFG Union Bank in the amount of ¥349.4 billion for the fiscal year ended March 31, 2023. For information on the accounting treatment applied to the sale of MUFG Union Bank, as restated, and information on the transaction, see Notes 1A and 2 to our consolidated financial statements.

Non-Interest Expense

	Fiscal years ended March 31,			% Change
	2022	2023	2024	2023	2024
	(in billions, except percentages)
Salaries and employee benefits	¥1,277.4	¥1,343.6	¥1,398.0	5.2%	4.0%
Occupancy expenses—net	165.3	162.2	156.0	(1.9)	(3.8)
Fees and commissions expenses	310.9	340.1	385.2	9.4	13.2
Outsourcing expenses, including data processing	318.0	351.3	320.9	10.5	(8.7)
Depreciation of premises and equipment	82.7	73.8	79.6	(10.7)	7.9
Amortization of intangible assets	261.0	274.4	288.6	5.1	5.2
Impairment of intangible assets	33.3	5.2	15.0	(84.5)	192.0
Insurance premiums, including deposit insurance	95.6	74.3	91.0	(22.2)	22.4
Communications	57.4	58.4	58.6	1.8	0.4
Taxes and public charges	99.7	100.3	105.4	0.6	5.1
Impairment of goodwill	—	33.6	—	N/M	(100.0)
Provision for off-balance sheet credit instruments	46.3	20.7	32.9	(55.2)	58.6
Impairment (reversal of impairment) of assets held for sale	134.1	(134.1)	—	(200.0)	100.0
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank	3.2	282.5	—	N/M	(100.0)
Other non-interest expenses	261.2	433.7	409.8	65.9	(5.5)
Total non-interest expense	¥3,146.1	¥3,420.0	¥3,341.0	8.7%	(2.3)%
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Non-interest expense for the fiscal year ended March 31, 2024 decreased 2.3% mainly due to the absence of the previously recorded loss on valuation adjustment for loans held for sale held by MUFG Union Bank and the previously recorded impairment of goodwill, partially offset by the absence of the previously recorded reversal of impairment of assets held for sale related to the sale of MUFG Union Bank and increases in salaries and employee benefits and in fees and commission expenses.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Non-interest expense for the fiscal year ended March 31, 2023 increased 8.7% compared to the previous fiscal year mainly due to loss on valuation adjustment for loans held for sale related to the sale of MUFG Union Bank and increases in salaries and employee benefits, as well as impairment of goodwill relating to First Sentier Investors, partially offset by reversal of impairment of assets held for sale related to the sale of MUFG Union Bank.

Salaries and employee benefits
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

Salaries and employee benefits for the fiscal year ended March 31, 2024 increased ¥54.4 billion compared to the previous fiscal year mainly due to higher labor costs in growing business sectors and the impact of the depreciation of the Japanese yen against other major currencies, despite a decrease due to the sale of MUFG Union Bank.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Salaries and employee benefits for the fiscal year ended March 31, 2023 increased ¥66.2 billion compared to the previous fiscal year mainly due to the foreign exchange translation impact of the depreciation of the Japanese yen against other major currencies and an increase in employee retention costs abroad in the tighter labor market especially in North America.

Fees and commissions expenses
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Fees and commissions expenses for the fiscal year ended March 31, 2024 increased 13.2% compared to the previous fiscal year mainly due to increases in fees and commissions expenses related to the loan business, the credit card business and the business alliance arrangements at our securities subsidiaries.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Fees and commissions expenses for the fiscal year ended March 31, 2023 increased 9.4% compared to the previous fiscal year mainly due to increases in fees and commissions expenses related to the credit card business and the business alliance arrangements at our securities subsidiaries.

Loss on valuation adjustment for loans held for sale held by MUFG Union Bank
In December 2022, MUFG and MUFG Bank completed the sale of all shares of MUFG Union Bank to U.S. Bancorp pursuant to a Share Purchase Agreement, dated as of September 21, 2021, by and among MUFG, MUFG Americas Holdings and U.S. Bancorp. In connection with that transaction, we recorded loss on valuation adjustment for loans held for sale held by MUFG Union Bank for the fiscal years ended March 31, 2023 and 2022. Specifically, loss on valuation adjustment for loans held for sale held by MUFG Union Bank of ¥282.5 billion was recorded for the fiscal year ended March 31, 2023 due to the valuation losses on the loans held for sale related to the transferred business of MUFG Union Bank. These valuation losses were reflected in the carrying value of net assets transferred. Since these valuation losses had no impact on the consideration for the sale of shares of MUFG Union Bank, to the extent of the decrease in the carrying amount of the loans held for sale resulting from these valuation losses, the gains on the sale of shares of MUFG Union Bank increased. For more information on fair value valuation, see Notes 2 and 31 to our consolidated financial statements.

Impairment (reversal of impairment) of assets held for sale
We recorded impairment (reversal of impairment) of assets held for sale in the fiscal years ended March 31, 2023 and 2022 mainly attributable to the sale of MUFG Union Bank which was completed in December 2022. Specifically, reversal of impairment of assets held for sale of ¥134.1 billion was recorded for the fiscal year ended March 31, 2023. During the second half of the fiscal year ended March 31, 2022, ¥134.1 billion of impairment of assets held for sale was recognized through the application of the lower of cost or market method to the disposal group related to the sale of MUFG Union Bank. However, during the first half of the fiscal year ended March 31, 2023, the fair value less cost to sell exceeded the carrying value and the reversal was recognized. For more information, see Notes 2 and 31 to our consolidated financial statements.

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
Income Tax Expense (Benefit)

	Fiscal years ended March 31,			% Change
	2022	2023 (Restated)	2024	2023	2024
	(in billions, except percentages)
Income (loss) before income tax expense (benefit)	¥(58.7)	¥448.2	¥1,882.6	N/M	320.0%
Income tax expense (benefit)	(14.5)	41.2	501.6	383.7%	N/M
Effective income tax rate	24.7%	9.2%	26.6%	N/A	N/A
Combined normal effective statutory tax rate	30.6%	30.6%	30.6%	N/A	N/A

Reconciliation of Combined Normal Effective Statutory Tax Rate to Effective Income Tax Rate

	Fiscal years ended March 31,				Net Change (percentage points)
	2022	2023 (Restated)		2024	2023	2024
Combined normal effective statutory tax rate	30.6%	30.6%		30.6%	—	—
Increase (decrease) in taxes resulting from:
Nondeductible expenses	(12.0)	1.1		0.4	13.1	(0.7)
Impairment of goodwill	—	2.2		—	2.2	(2.2)
Foreign tax credit and payments	28.7	(6.9)		0.9	(35.6)	7.8
Lower tax rates applicable to income of subsidiaries	30.8	(4.1)		(1.5)	(34.9)	2.6
Change in valuation allowance	(90.1)	(1.3)		(1.4)	88.8	(0.1)
Taxation for gain on sale of shares in subsidiary	—	5.0	(1)	—	5.0	(5.0)
Nontaxable dividends received	85.1	(21.7)		(4.1)	(106.8)	17.6
Undistributed earnings of subsidiaries	(25.6)	(0.4)		0.9	25.2	1.3
Tax and interest expense for uncertainty in income taxes	(10.8)	—		—	10.8	N/M
Noncontrolling interest income	(0.7)	0.4		0.6	1.1	0.2
Effect of changes in tax laws	(2.4)	0.9		—	3.3	(0.9)
Expiration of loss carryforward	(7.0)	0.2		0.1	7.2	(0.1)
Other—net	(1.9)	3.2		0.1	5.1	(3.1)
Effective income tax rate	24.7%	9.2%		26.6%	(15.5)	17.4

Note:
(1)In March 2023, MUAH repurchased a portion of the MUAH shares held by other consolidated MUFG group companies. MUAH remains a wholly owned subsidiary of the MUFG Group. The repurchase transaction resulted in the realization of a difference between the book value of the repurchased shares for accounting and tax purposes, resulting in a ¥22.3 billion increase in income tax expense and a 5.0 percentage point increase in the effective tax rate for the fiscal year ended March 31, 2023 for MUFG on a consolidated basis. The gain and cost for the transaction was eliminated as an intercompany transaction.
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for each of the fiscal years ended March 31, 2023 and 2024. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
Fiscal Year Ended March 31, 2024
The effective income tax rate for the fiscal year ended March 31, 2024 was 26.6%, which was 4.0 percentage points lower than the combined normal effective statutory rate of 30.6%.
This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which resulted in a decrease of ¥76.9 billion in income tax expense and a decrease of 4.1 percentage points in the effective income tax rate for the fiscal year ended March 31, 2024. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.
Another factor contributing to the lower effective income tax rate was the lower tax rates applicable to income of subsidiaries, which resulted in a decrease of ¥28.6 billion in income tax expense and a decrease of 1.5 percentage points in the effective income tax rate for the fiscal year ended March 31, 2024.

Fiscal Year Ended March 31, 2023
The effective income tax rate for the fiscal year ended March 31, 2023 was 9.2%, which was 21.4 percentage points lower than the combined normal effective statutory rate of 30.6%.

This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which resulted in a decrease of ¥97.2 billion in income tax expense and a decrease of 21.7 percentage points in the effective income tax rate for the fiscal year ended March 31, 2023. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.
Another factor contributing to the lower effective income tax rate was the foreign tax credit, which resulted in a decrease of ¥30.7 billion in income tax expense and a decrease of 6.9 percentage points in the effective income tax rate for the fiscal year ended March 31, 2023.
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
Net income attributable to noncontrolling interests
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
We recorded ¥52.9 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2024, compared to ¥30.4 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected an increase in net income of certain consolidated VIEs.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
We recorded ¥30.4 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2023, compared to ¥39.1 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected a decrease in net income of certain consolidated VIEs.

Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income (loss) before income tax expense (benefit) shown on the consolidated statements of operations, see Note 29 to our consolidated financial statements. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, we allocate fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.
We made modifications to our internal management accounting rules and practices, effective April 1, 2023, including reallocation of indirect expenses to the Retail & Commercial Banking Business Group from the Digital Service Business Group as well as updates to internal booking rules relating to net revenue in the customer business groups. Corresponding adjustments were booked in Other. There was no impact of these modifications on the Global Commercial Banking Business Group and the Asset Management & Investor Services Business Group.
These changes had the following impact on our previously reported business segment information for the fiscal year ended March 31, 2023:
•increasing the operating profits of the Digital Service Business Group and the Global Corporate & Investment Banking Business Group by ¥6.3 billion and ¥1.8 billion, respectively, and
•reducing the operating profits of the Japanese Corporate & Investment Banking Business Group, the Global Markets Business Group and the Retail & Commercial Banking Business Group by ¥4.4 billion, ¥2.0 billion and ¥1.7 billion respectively.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2022, 2023 and 2024.
For further information, see Note 29 to our consolidated financial statements.
Effective April 1, 2024, we reorganized our business groups as described in “Item 4.B. Information on the Company—Business Overview—Medium-Term Business Plan—Reorganization of the Business Groups.” The business segment information shown below is based on the previous business segmentation not reflecting such reorganization.

	Customer Business
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Fiscal year ended March 31, 2022:
Net revenue	¥741.6	¥584.6	¥623.2	¥771.7	¥348.9	¥540.1	¥3,610.1	¥427.0	¥11.3	¥4,048.4
BK and TB(1):	257.2	390.3	496.8	1.9	106.3	362.2	1,614.7	203.4	53.2	1,871.3
Net interest income	218.0	160.8	210.7	2.1	9.3	171.6	772.5	231.5	148.6	1,152.6
Net fees	36.0	203.0	212.7	—	97.0	174.0	722.7	(8.7)	(57.4)	656.6
Other	3.2	26.5	73.4	(0.2)	—	16.6	119.5	(19.4)	(38.0)	62.1
Other than BK and TB	484.4	194.3	126.4	769.8	242.6	177.9	1,995.4	223.6	(41.9)	2,177.1
Operating expenses	558.9	490.9	320.9	528.0	241.4	295.3	2,435.4	253.0	127.6	2,816.0
Operating profit (loss)	¥182.7	¥93.7	¥302.3	¥243.7	¥107.5	¥244.8	¥1,174.7	¥174.0	¥(116.3)	¥1,232.4
Fixed assets(2)	¥140.6	¥191.7	¥155.8	¥1.0	¥13.3	¥133.0	¥635.4	¥108.4	¥550.3	¥1,294.1
Fiscal year ended March 31, 2023:
Net revenue	¥748.1	¥614.5	¥800.9	¥870.6	¥360.8	¥712.6	¥4,107.5	¥409.1	¥(0.8)	¥4,515.8
BK and TB(1):	251.9	430.1	645.5	35.1	105.4	532.3	2,000.3	130.8	19.5	2,150.6
Net interest income	214.1	192.4	342.5	35.7	9.4	260.2	1,054.3	710.6	89.7	1,854.6
Net fees	34.9	199.0	228.3	—	96.0	243.2	801.4	(16.6)	(48.3)	736.5
Other	2.9	38.7	74.7	(0.6)	—	28.9	144.6	(563.2)	(21.9)	(440.5)
Other than BK and TB	496.2	184.4	155.4	835.5	255.4	180.3	2,107.2	278.3	(20.3)	2,365.2
Operating expenses	527.4	458.9	330.7	580.3	255.7	334.8	2,487.8	274.0	176.4	2,938.2
Operating profit (loss)	¥220.7	¥155.6	¥470.2	¥290.3	¥105.1	¥377.8	¥1,619.7	¥135.1	¥(177.2)	¥1,577.6
Fixed assets(2)	¥156.9	¥201.9	¥161.2	¥1.1	¥18.8	¥171.2	¥711.2	¥110.6	¥546.3	¥1,368.1
Increase in fixed assets(3)	¥37.0	¥41.9	¥37.1	¥0.6	¥11.6	¥23.4	¥151.5	¥23.2	¥34.2	¥208.9
Depreciation(3)	¥10.6	¥21.1	¥36.6	¥0.2	¥6.0	¥35.2	¥109.8	¥28.3	¥19.5	¥157.6
Fiscal year ended March 31, 2024:
Net revenue	¥782.5	¥709.4	¥1,013.7	¥685.0	¥432.3	¥863.1	¥4,486.0	¥323.4	¥(37.6)	¥4,771.8
BK and TB(1):	253.1	492.5	829.5	29.3	118.6	781.0	2,504.0	21.8	40.2	2,566.0
Net interest income	213.0	232.7	501.1	29.3	14.7	413.8	1,404.6	113.2	99.1	1,616.9
Net fees	37.7	213.0	233.5	—	103.8	328.8	916.8	(15.0)	(16.4)	885.4
Other	2.4	46.8	94.9	—	0.1	38.4	182.6	(76.4)	(42.5)	63.7
Other than BK and TB	529.4	216.9	184.2	655.7	313.7	82.1	1,982.0	301.6	(77.8)	2,205.8
Operating expenses	536.6	464.0	343.9	382.9	307.3	361.4	2,396.1	300.0	232.8	2,928.9
Operating profit (loss)	¥245.9	¥245.4	¥669.8	¥302.1	¥125.0	¥501.7	¥2,089.9	¥23.4	¥(270.4)	¥1,842.9
Fixed assets(2)	¥186.8	¥228.6	¥169.2	¥1.6	¥21.2	¥170.9	¥778.3	¥114.3	¥502.3	¥1,394.9
Increase in fixed assets(3)	¥38.6	¥47.1	¥46.1	¥0.4	¥11.5	¥32.5	¥176.2	¥28.2	¥29.3	¥233.7
Depreciation(3)	¥14.7	¥24.6	¥42.1	¥0.2	¥9.1	¥42.1	¥132.8	¥32.5	¥16.3	¥181.6

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,286.1 billion as of March 31, 2022, ¥1,210.2 billion as of March 31, 2023 and ¥1,505.4 billion as of March 31, 2024, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.

(3)These amounts are related to the fixed assets of BK and TB included in the table above.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Digital Service Business Group—Covered digital-based non-face-to-face businesses servicing “mass-segment” customers, or retail customers and small and medium-sized enterprise customers, of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank in Japan. Its net revenue mainly consisted of interest income from lending and deposit-taking operations and fees relating to credit card settlement and consumer financing products and services.
Operating profit increased mainly due to increases in the consumer finance balance and credit card settlement volume in the midst of economic recovery from the COVID-19 pandemic as well as higher net interest income from non-JPY deposits reflecting higher interest rates.
Retail & Commercial Banking Business Group—Covered the domestic retail and commercial banking businesses. This business group mainly offered retail customers (with a strategic focus on high net-worth individuals) and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services. Its net revenue mainly consisted of interest income from lending and deposit-taking operations and fees relating to domestic and foreign exchange settlement services and wealth management solutions, including asset management, asset and business succession transfer and real estate services.
Operating profit increased, mainly driven by an increase in the wealth management business due to recovery in the stock market environment and an increase in net interest income from lending and deposit-taking operations due to improved deposit and lending spreads on corporate loans and by the growth in the solutions business largely led by leveraged buyout deals.
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
Operating profit increased mainly due to an increase in net interest income from lending and deposit-taking operations reflecting higher interest rates outside Japan and improved deposit and lending spreads as well as an increase in fee income from the primary securities market business due to recovery in the stock market environment.
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
Operating profit increased mainly due to an increase in net interest income in Krungsri and Bank Danamon reflecting higher interest rates and improved deposit and lending spreads as well as loan balance growth and the impact of company acquisitions by Krungsri, partially offset by the impact of the sale of MUFG Union Bank.
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
Operating profit increased primarily due to higher transaction volume both domestically and globally through sale of bundled services related to defined contribution plans and investor services as well as due to the receipt of performance-based fees by First Sentier Investors, partially offset by expenses related to First Sentier Investors' acquisition of AlbaCore Capital Group.
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
Operating profit increased mainly due to an increase in non-interest income reflecting robust performance of project finance and capital markets in the United States and Europe as well as an increase in net interest income from lending and deposit-taking operations reflecting higher interest rates, improved deposit and lending spreads and the impact of the depreciation of the Japanese yen against other major currencies.
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
Operating profit decreased mainly due to a decrease in income from treasury operations impacted by increased foreign currency funding costs and by portfolio rebalancing in the rising interest rate environment, partially offset by an increase in sales and trading income driven by the growth in flow transactions benefiting from market volatility.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Digital Service Business Group
Operating profit increased mainly due to a decrease in operating expense from the progress on our sales channel reforms and lower deposit insurance premium rates as well as due to increases in consumer finance and foreign exchange revenue.
Retail & Commercial Banking Business Group
Operating profit increased mainly due to higher interest income from deposit-taking operations reflecting an improvement in interest margins partly due to a rise in U.S. interest rates as well as increases in fees on foreign exchange and foreign exchange derivatives transactions due to a transaction volume increase, in addition to a decrease in operating expenses due to lower deposit insurance premium rates, a decrease in depreciation cost following asset impairment charges being recorded in the previous fiscal year, and measures implemented to optimize staff utilization and restructure sales channels.
Japanese Corporate & Investment Banking Business Group
Operating profit increased mainly due to an increase in loan interest income reflecting improved interest margins partly due to a rise in U.S. interest rates as well as increases in fees on foreign exchange transactions benefiting from market fluctuations and fees on real estate financing transactions.

Global Commercial Banking Business Group
Operating profit increased mainly due to higher net interest income reflecting the escalation of policy interest rate increases in the United States and Thailand as well as larger lending transaction volume in Krungsri.

Asset Management & Investor Services Business Group
Operating profit decreased mainly due to an increase in operating expenses primarily resulting from the foreign exchange translation impact of the depreciation of the Japanese yen against other major currencies on overseas expenses denominated in such other currencies as well as office relocation cost in our banking subsidiary. In addition, lower performance-based fees in First Sentier Investors and weak stock market conditions in Japan negatively impacted net revenue although net revenue slightly increased primarily due to an increase in income from bundled services provided to global investors.
Global Corporate & Investment Banking Business Group
Operating profit increased mainly due to higher interest income from loans reflecting a rise in U.S. interest rates as well as an increase in flow transactions and cross-selling transactions under fluctuating market conditions.
Global Markets Business Group

Operating profit decreased mainly due to net losses on debt securities primarily associated with our foreign bond portfolio rebalancing operations in the treasury business in the rising interest rate environment, partially offset by an improvement in the customer business due to an increase in flow transactions seeking profits from market fluctuations.

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

	Fiscal years ended March 31,			% Change
	2022	2023 (Restated)	2024	2023	2024
	(in billions, except percentages)
Total revenue (interest income and non-interest income):
Domestic	¥2,160.5	¥2,618.0	¥3,824.2	21.2%	46.1%
Foreign:
United States of America	500.6	1,319.3	2,579.2	163.5	95.5
Europe	67.7	173.0	594.1	155.6	243.4
Asia/Oceania excluding Japan	975.3	1,479.6	2,026.5	51.7	37.0
Other areas(1)	221.6	508.4	950.7	129.5	87.0
Total foreign	1,765.2	3,480.3	6,150.5	97.2	76.7
Total	¥3,925.7	¥6,098.3	¥9,974.7	55.3%	63.6%
Income (loss) before income tax expense (benefit):
Domestic	¥(38.1)	¥543.6	¥1,128.3	N/M	107.6%
Foreign:
United States of America	(166.0)	(302.2)	365.1	(82.1)	220.8
Europe	(244.0)	(197.1)	(96.2)	19.2	51.2
Asia/Oceania excluding Japan	249.3	196.8	242.3	(21.1)	23.1
Other areas(1)	140.1	207.1	243.1	47.9	17.3
Total foreign	(20.6)	(95.4)	754.3	(363.3)	N/M
Total	¥(58.7)	¥448.2	¥1,882.6	N/M	320.0%
Net income (loss) attributable to Mitsubishi UFJ Financial Group:
Domestic	¥(7.4)	¥616.2	¥929.6	N/M	50.9%
Foreign:
United States of America	(498.2)	(110.3)	442.0	77.9	N/M
Europe	(344.0)	(246.1)	(249.5)	28.5	(1.4)
Asia/Oceania excluding Japan	506.6	9.1	(44.1)	(98.2)	N/M
Other areas(1)	259.7	107.7	250.1	(58.5)	132.2
Total foreign	(75.9)	(239.6)	398.5	(215.5)	266.3
Total	¥(83.3)	¥376.6	¥1,328.1	N/M	252.6%

Note:
(1)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

Domestic net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2024 was ¥929.6 billion compared to net income of ¥616.2 billion for the fiscal year ended March 31, 2023. This improvement was primarily due to an increase in non-interest income resulting from net gains from marketable equity securities reflecting higher stock prices.
Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2024 was ¥398.5 billion compared to net loss of ¥239.6 billion for the fiscal year ended March 31, 2023. This improvement was mainly due to increases in net interest income and fees and commissions income particularly in the United States. Net loss for Asia/Oceania excluding Japan for the fiscal year ended March 31, 2024 was mainly due to an increase in income tax expense. Net loss was recorded for Europe for each of the fiscal years ended March 31, 2023 and 2024 primarily because of net trading account losses, primarily reflecting net losses on trading account securities under the fair value option.
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
Foreign net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2023 was ¥239.6 billion compared to net loss of ¥75.9 billion for the fiscal year ended March 31, 2022. The larger net loss mainly reflected a significant decrease in net income for Asia/Oceania excluding Japan mainly due to an increase in income tax expense for the fiscal year ended March 31, 2023. Net loss was recorded for Europe for each of the fiscal years ended March 31, 2022 and 2023 primarily because of net trading account losses, primarily reflecting net losses on trading account securities under the fair value option.
Effect of Change in Exchange Rates on Foreign Currency Translation
Fiscal Year Ended March 31, 2024
The average exchange rate for the fiscal year ended March 31, 2024 was ¥144.62 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥135.47 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2023 was ¥140.56 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2022 of ¥131.43 per US$1.00.
The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by ¥473.0 billion, net interest income by ¥189.8 billion and income before income taxes by ¥115.4 billion, respectively, for the fiscal year ended March 31, 2024.
Foreign currency translation adjustments of ¥1,096.7 billion were recognized in our consolidated statement of comprehensive income for the fiscal year ended March 31, 2024. The adjustments are mainly due to the depreciation of the Japanese yen against other major currencies adopted by our foreign subsidiaries and equity method investments as their respective functional currencies. The following table sets forth the functional currencies and the related foreign currency translation adjustments for the fiscal year ended March 31, 2024:

Functional Currencies of foreign subsidiaries and equity method investments	Fiscal year ended March 31, 2024
(in billions)
United States Dollar	¥749.6
Thai Baht	108.3
Chinese Yuan	50.0
Great Britain Pound	47.9
Australian Dollar	42.2
Indonesian Rupiah	38.0
Other	60.7
Total	¥1,096.7
The foreign currency translation adjustments primarily resulted from the conversion of financial statements of our foreign subsidiaries and equity method investees that have a US dollar functional currency and a Thai Baht functional currency. The effects of conversion of these US dollar-based financial statements were ¥749.6 billion and were mainly attributable to those relating to Morgan Stanley and BTMU Liquidity Reserve Investment 3 Limited, which were ¥265.3 billion and ¥131.3 billion, respectively. The effects of conversion of these Thai Baht-based financial statements were ¥108.3 billion and were mainly attributable to those relating to Krungsri, which were ¥107.0billion. For Morgan Stanley and BTMU Liquidity Reserve Investment 3 Limited, the exchange rates for the conversion of their US dollar-based balance sheet items are those as of March 31, and for Krungsri, the exchange rate for conversion of its Thai Baht-based balance sheet items is that as of December 31. The fiscal year end of Krungsri is December 31 and has been treated as coterminous with MUFG's fiscal year end with a three-month lag period. The Japanese yen depreciated from ¥133.53 per US$1.00 as of March 31, 2023, and ¥3.80 per Thai Baht as of December 31, 2022, to ¥151.41 per US$1.00 as of March 31, 2024, and ¥4.13 per Thai Baht as of December 31, 2023, respectively.
Fiscal Year Ended March 31, 2023
The average exchange rate for the fiscal year ended March 31, 2023 was ¥135.47 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥112.38 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2022 was ¥131.43 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2021 of ¥109.80 per US$1.00.
The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by ¥575.4 billion, net interest income by ¥336.0 billion and income before income taxes by ¥99.3 billion, respectively, for the fiscal year ended March 31, 2023.
Foreign currency translation adjustments of ¥847.7 billion were recognized in our consolidated statement of comprehensive income for the fiscal year ended March 31, 2023. The adjustments are mainly due to the depreciation of the Japanese yen against other major currencies adopted by our foreign subsidiaries and equity method investments as their respective functional currencies. The following table sets forth the functional currencies and the related foreign currency translation adjustments for the fiscal year ended March 31, 2023:

Functional Currencies of foreign subsidiaries and equity method investments	Fiscal year ended March 31, 2023
(in billions)
United States Dollar	¥610.1
Thai Baht	116.1
Australian Dollar	26.1
Indonesian Rupiah	22.2
Great Britain Pound	21.5
Eurocurrency	12.8
Other	38.9
Total	¥847.7
The foreign currency translation adjustments primarily resulted from the conversion of financial statements of our foreign subsidiaries and equity method investees that have a US dollar functional currency and a Thai Baht functional currency. The effects of conversion of these US dollar-based financial statements were ¥610.1 billion and were mainly attributable to those relating to MUFG Americas Holdings and Morgan Stanley, which were ¥292.9 billion and ¥147.2 billion, respectively. The effects of conversion of these Thai Baht-based financial statements were ¥116.1 billion and were mainly attributable to those relating to Krungsri, which were ¥115.9 billion. For MUFG Americas Holdings and Morgan Stanley, the exchange rates for the conversion of their US dollar-based balance sheet items are those as of December 31 and March 31, respectively, and for Krungsri, the exchange rate for conversion of its Thai Baht-based balance sheet items is that as of December 31. The fiscal year end of MUFG Americas Holdings and Krungsri is December 31 and has been treated as coterminous with MUFG’s fiscal year end with a three-month lag period. The Japanese yen depreciated from ¥115.02 per US$1.00 as of December 31, 2021, ¥122.39 per US$1.00 as of March 31, 2022, and ¥3.43 per Thai Baht as of December 31, 2021, to ¥132.70 per US$1.00 as of December 31, 2022, ¥133.53 per US$1.00 as of March 31, 2023, and ¥3.80 per Thai Baht as of December 31, 2022, respectively.
B.Liquidity and Capital Resources
Financial Condition
Our total assets and total liabilities as of March 31, 2024 were ¥397,436.5 billion and ¥378,959.2 billion, respectively, compared to ¥381,735.7 billion and ¥365,269.6 billion, respectively, as of March 31, 2023.
For information on our off-balance sheet arrangements, see Note 24 to our consolidated financial statements, and for information on our contractual obligations, see Notes 10 and 12 to our consolidated financial statements.

Total Assets
Our total assets as of March 31, 2024 were ¥397,436.5 billion, an increase of ¥15,700.8 billion from ¥381,735.7 billion as of March 31, 2023. Domestic assets increased ¥8,031.1 billion mainly due to an increase in interest earning deposits at our subsidiary bank in Japan. The increase in total foreign assets was ¥7,669.7 billion, which was mainly due to a ¥4,645.9 billion increase in Asia/Oceania excluding Japan and a ¥1,570.2 billion increase in the United States, partially offset by a ¥1,097.8 billion decrease in Europe. The increase in Asia/Oceania excluding Japan primarily reflected an increase in investment securities, and the increase in the United States primarily reflected the impact of the depreciation of the Japanese yen against the U.S. dollar and other major currencies. The decrease in Europe mainly resulted from the reduction in trading assets at the London branch of our subsidiary bank.

	As of March 31,
	2023	2024	% Change
	(in billions, except percentages)
Japan	¥249,539.1	¥257,570.2	3.2%
Foreign(1):
United States	59,695.6	61,265.8	2.6
Europe	24,675.3	23,577.5	(4.4)
Asia/Oceania excluding Japan	34,452.1	39,098.0	13.5
Other areas(2)	13,373.6	15,925.0	19.1
Total foreign	132,196.6	139,866.3	5.8
Total	¥381,735.7	¥397,436.5	4.1%

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

	As of March 31,
	2023	2024	% Change
	(in billions, except percentages)
Commercial
Domestic	¥55,626.1	¥57,498.3	3.4%
Foreign	42,189.7	47,353.2	12.2
Residential	12,874.9	12,497.4	(2.9)
Card	472.8	484.9	2.5
Krungsri	7,782.6	8,832.9	13.5
Other	1,410.4	1,758.1	24.7
Total(1)	120,356.5	128,424.8	6.7
Unearned income, unamortized premium—net and deferred loan fees—net	(401.0)	(488.3)	(21.8)
Total(1)	¥119,955.5	¥127,936.5	6.7%

Note:
(1)The above table includes loans held for sale of ¥967.1 billion and ¥953.6 billion as of March 31, 2023 and 2024, respectively, which are carried at the lower of cost or fair value.

As of March 31, 2024, our total loan balance increased 6.7% compared to March 31 2023, and our total loans accounted for 32.2% of total assets as of March 31, 2024, compared to 31.4% as of March 31, 2023. Our foreign commercial loan balance increased mainly due to the impact of the depreciation of the Japanese yen against the U.S. dollar and other major currencies. The loan balance of the Krungsri segment increased primarily due to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023. As of March 31, 2024, loans, off-balance sheet credit instruments and due from banks held in relation to borrowers and counterparties that are subject to Russia country risk monitoring in accordance with our internal credit management policy amounted to approximately ¥0.18 trillion on a gross basis before taking into account any allowances.
Credit quality indicator

	As of March 31,
	2023	2024	% Change
	(in billions, except percentages)(1)
Commercial	¥96,848.6	¥103,897.9	7.3%
Domestic	55,538.4	57,385.8	3.3
Normal	53,692.9	55,658.4	3.7
Close Watch	1,538.3	1,507.8	(2.0)
Likely to become Bankrupt or Legally/Virtually Bankrupt	307.2	219.6	(28.5)
Foreign	41,310.2	46,512.1	12.6
Normal	40,339.7	45,254.2	12.2
Close Watch	733.7	1,048.9	43.0
Likely to become Bankrupt or Legally/Virtually Bankrupt	236.8	209.0	(11.8)
Residential	¥12,874.9	¥12,497.4	(2.9)%
Accrual	12,828.4	12,456.9	(2.9)
Nonaccrual	46.5	40.5	(12.9)
Card	¥472.8	¥484.9	2.5%
Accrual	405.6	412.3	1.6
Nonaccrual	67.2	72.6	8.0
Krungsri	¥7,782.6	¥8,832.9	13.5%
Performing	6,928.0	7,830.7	13.0
Under-Performing	642.9	723.5	12.5
Non-Performing	211.7	278.7	31.6
Other	¥1,410.4	¥1,758.1	24.7%
Accrual	1,380.6	1,724.3	24.9
Nonaccrual	29.8	33.8	13.2

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

Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.
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
For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the Krungsri and Other segments, credit quality indicators are generally based on information as of December 31.

Allowance for credit losses

Fiscal year ended March 31, 2023:	Commercial	Residential	Card	Krungsri	Other(2)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥934.0	¥69.9	¥40.8	¥322.4	¥103.6	¥1,470.7
Transfer from MUAH to Commercial segment	33.1	—	—	—	(33.1)	—
Provision for(reversal of) credit losses	(113.9)	(9.5)	19.2	70.7	41.6	8.1
Charge-offs	158.8	0.6	18.3	95.5	55.9	329.1
Recoveries collected	18.8	0.0	0.7	25.5	24.5	69.5
Net charge-offs	140.0	0.6	17.6	70.0	31.4	259.6
Other(1)	6.4	—	—	34.9	12.4	53.7
Balance at end of fiscal year	¥719.6	¥59.8	¥42.4	¥358.0	¥93.1	¥1,272.9

Fiscal year ended March 31, 2024:	Commercial	Residential	Card	Krungsri (4)	Other(4)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥719.6	¥59.8	¥42.4	¥358.0	¥93.1	¥1,272.9
Provision for (reversal of) credit losses	66.2	(1.5)	21.9	117.6	33.8	238.0
Charge-offs	72.8	1.3	21.0	146.6	38.6	280.3
Recoveries collected	14.5	0.0	0.7	30.6	17.2	63.0
Net charge-offs	58.3	1.3	20.3	116.0	21.4	217.3
Other(1)(3)	18.0	—	(7.6)	54.8	7.4	72.6
Balance at end of fiscal year	¥745.5	¥57.0	¥36.4	¥414.4	¥112.9	¥1,366.2

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the fiscal year ended March 31, 2023, the beginning balance and the ending balance of the Other segment in the above table includes the allowance for credit losses of ¥30.4 billion and ¥3.4 billion, respectively, which were previously included in the MUAH segment. Please refer to Notes 2 and 4 to our consolidated financial statements for further information.
(3)For the fiscal year ended March 31, 2024, Other includes the impact of changes in accounting principle relating to the recognition and measurement of TDRs, which was adopted on April 1, 2023. The total impact across all segments was negative of ¥18.9 billion. See “—Allowance policy” below as well as Notes 1 and 4 to our consolidated financial statements.
(4)For the fiscal year ended March 31, 2024, the Krungsri and Other segments include the initial allowance for credit losses for the loans purchased with credit deterioration of ¥20.1 billion and ¥2.1 billion, respectively.
We recorded ¥238.0 billion of provision for credit losses for the fiscal year ended March 31, 2024, compared to ¥8.1 billion of provision for credit losses for the previous fiscal year. Our total allowance for credit losses as of March 31, 2024 was ¥1,366.2 billion, an increase of ¥93.3 billion from ¥1,272.9 billion as of March 31, 2023. The total allowance for credit losses represented 1.07% of the total loan balance as of March 31, 2024, compared to 1.06% as of March 31, 2023.
Provision for credit losses for the fiscal year ended March 31, 2024 increased ¥229.9 billion compared to the previous fiscal year mainly due to the absence of significant reversal of credit losses for the fiscal year ended March 31, 2024, particularly compared to the reversal of credit losses related to a large domestic commercial borrower for the fiscal year ended March 31, 2023, and the provision for credit losses related to a large borrower in the domestic manufacturing industry for the fiscal year ended March 31, 2024. In addition, provision for credit losses for the Krungsri segment increased mainly due to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023.
Significant trends in our portfolio segments are discussed below.
Commercial segment—We recorded ¥66.2 billion of provision for credit losses for the fiscal year ended March 31, 2024, compared to ¥113.9 billion of reversal of credit losses for the previous fiscal year. The provision for credit losses for the fiscal year ended March 31, 2024 was primarily related to a large borrower in the domestic manufacturing industry. Meanwhile, our qualitative reserve recorded in light of the current outlook on the Russia-Ukraine situation decreased to ¥61.8 billion as of March 31, 2024 from ¥95.5 billion as of March 31, 2023. The ratio of loans classified as Close Watch to total loans in the segment increased to 2.46% as of

March 31, 2024 from 2.35% as of March 31, 2023. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment decreased to 0.41% as of March 31, 2024 from 0.56% as of March 31, 2023. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 0.72% as of March 31, 2024 from 0.74% as of March 31, 2023.
Krungsri segment—We recorded ¥117.6 billion of provision for credit losses for the fiscal year ended March 31, 2024, compared to ¥70.7 billion of provision for credit losses for the previous fiscal year. The provision recorded for the fiscal year was mainly due to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023. The ratio of loans classified as Under-Performing or below to total loans in the segment increased to 11.35% as of March 31, 2024 from 10.98% as of March 31, 2023. The ratio of allowance for credit losses to the total loan balance in this segment increased to 4.69% as of March 31, 2024 from 4.60% as of March 31, 2023.
With the recent acquisitions of consumer finance companies in South East Asia, we expect the ratio of allowance for credit losses to the total loan balance in the Krungsri segment to increase as the newly acquired consumer finance companies are expected to experience higher credit losses compared to commercial banks.
When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of operations to maintain the allowance for credit losses at a level management deems appropriate. Although we reversed allowance for credit losses for certain loan portfolio segments in some prior periods, we have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Credit Risk—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.”
Allowance policy
We apply the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information under Accounting Standards Codification 326 Financial Instruments—Credit Losses, to estimate credit losses.
We maintain an allowance for credit losses to absorb expected losses on the loan portfolio. We have divided our allowance for credit losses into five portfolio segments—Commercial, Residential, Card, Krungsri and Other.
For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition, results of operations and cash flows, historical payment experience, credit documentation, other public information and current trends.
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
Effective April 1, 2023, we adopted new guidance on measurement of credit losses on financial instruments for loan modifications made to borrowers experiencing financial difficulty. Under the new guidance, we measure allowance for modified loans primarily using a discounted cash flow methodology that utilizes a discount rate based on the post-modification contractual interest rate, except for modified loans in the Card segment, for which allowance is measured using the collectively-assessed allowance methodology. See Notes 1 and 4 to our unaudited condensed consolidated financial statements for further information.

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
The allowance for credit losses on off-balance sheet credit instruments was ¥177.3 billion as of March 31, 2024, an increase of ¥33.5 billion from ¥143.8 billion as of March 31, 2023. The increase was primarily related to a large borrower in the foreign commercial segment.
Nonaccrual loans
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within the Commercial segment, three months or more with respect to loans within the Card and Krungsri segments, and six months or more with respect to loans within the Residential segment.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

	As of March 31,
	2023	2024	% Change
	(in billions, except percentages)
Commercial	¥648.5	¥520.6	(19.7)%
Domestic	401.8	295.0	(26.6)
Foreign	246.7	225.6	(8.6)
Residential	47.9	41.1	(14.2)
Card	67.2	72.6	8.0
Krungsri	211.7	278.7	31.6
Other	29.8	33.8	13.2
Total(1)	¥1,005.1	¥946.8	(5.8)%

Note:
(1)The above table does not include loans held for sale of ¥9.2 billion and ¥378.4 billion as of March 31, 2023 and 2024, respectively.
Nonaccrual loans in the Domestic Commercial segment decreased ¥106.8 billion between March 31, 2023 and March 31, 2024. This decrease mainly related to the loans to some large borrowers in the manufacturing industry and the communication and information industry. The increase in nonaccrual loans in the Krungsri segment was mainly due to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023.
Investment Portfolio
Our total investment securities increased 0.2% as of March 31, 2024, compared to March 31, 2023. Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 37.1% as of March 31, 2024, compared to 41.8% as of March 31, 2023, as we sold available-for-sale Japanese government bonds in our investment portfolio with unrealized losses. On the other hand, our holding of Japanese government bonds that are classified as held-to-maturity debt securities increased between March 31, 2023 and March 31, 2024, accounting for 24.4% of the total investment securities as of March 31, 2024, compared to 22.3% as of March 31, 2023.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2023 and

2024, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. During the three fiscal years ended March 31, 2024, we sold down an aggregate of approximately ¥539.0 billion of equity securities held in our strategic equity investment portfolio on an acquisition cost basis. For the three fiscal years ending March 31, 2027, we have set a new equity holding reduction target of ¥350 billion on an acquisition cost basis. However, various factors, including changes in market conditions, may affect the amount of equity securities we should sell and our ability to achieve the target as planned. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio.
Debt Securities

	As of March 31,
	2023			2024			% Change
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥26,153.9	¥26,046.6	¥(107.3)	¥23,287.7	¥23,167.4	¥(120.3)	(11.0)%	(11.1)%	(12.2)%
Japanese prefectural and municipal bonds	2,773.8	2,759.9	(13.9)	1,055.6	1,046.0	(9.6)	(61.9)	(62.1)	30.7
Foreign government and official institution bonds	3,029.0	2,922.7	(106.3)	3,407.0	3,279.3	(127.7)	12.5	12.2	(20.2)
Corporate bonds	1,051.3	1,058.2	6.9	1,015.3	1,021.6	6.3	(3.4)	(3.5)	(7.9)
Mortgage-backed securities	1,110.0	1,110.3	0.3	1,229.6	1,229.5	(0.1)	10.8	10.7	(170.3)
Asset-backed securities	1,418.6	1,430.3	11.7	1,239.8	1,247.1	7.3	(12.6)	(12.8)	(37.3)
Other debt securities	417.8	412.8	(5.0)	408.5	404.4	(4.1)	(2.2)	(2.0)	18.9
Total available-for-sale debt securities	¥35,954.4	¥35,740.8	¥(213.6)	¥31,643.5	¥31,395.3	¥(248.2)	(12.0)%	(12.2)%	(16.1)%
Held-to-maturity debt securities(1)	¥21,520.1	¥21,386.2	¥(133.9)	¥24,844.0	¥24,557.5	¥(286.5)	15.4%	14.8%	(113.9)%

Note:
(1)See Note 3 to our consolidated financial statements for more details.
Net unrealized losses on available-for-sale debt securities increased 16.1% for the fiscal year ended March 31, 2024 compared to the previous fiscal year primarily due to increases in net unrealized losses on Japanese national government and Japanese government agency bonds and foreign government and official institution bonds. Net unrealized losses on Japanese national government and Japanese government agency bonds increased because interest rates on such bonds were higher at the end of March 2024 compared to the end of March 2023. Net unrealized losses on foreign government and official institution bonds increased because interest rates in the United States were higher at the end of March 2024 compared to the end of March 2023.
The amortized cost of available-for-sale debt securities decreased 12.0% mainly due to a 11.0% decrease in Japanese national government and Japanese government agency bonds and a 61.9% decrease in Japanese prefectural and municipal bonds because we sold down these bonds in the rising interest rate environment in Japan.
The amortized cost of held-to-maturity debt securities increased 15.4% mainly due to a 9.6% increase in Japanese national government and Japanese government agency bonds to ¥15,191.7 billion and a 26.5% increase in residential mortgage-backed securities to ¥4,952.1 billion. These increases were primarily due to our investment portfolio management aiming to secure net interest income while seeking to limit the impact of unrealized losses amid the rising interest environment in Japan. Net unrealized losses on Japanese national government and Japanese government agency bonds for the fiscal year ended March 31, 2024 were ¥92.9 billion compared to net unrealized gains of ¥13.1 billion for the previous fiscal year. Net unrealized losses on residential mortgage-backed securities for the fiscal year ended March 31, 2024 were ¥176.4 billion compared to ¥92.1 billion of net unrealized losses for the previous fiscal year.
Equity Securities

	As of March 31,
	2023	2024	% Change
	(in billions, except percentages)
Marketable equity securities	¥4,463.6	¥5,472.2	22.6%
Nonmarketable equity securities:
Unlisted preferred securities(1)	81.9	94.8	15.8
Other(2)	380.7	479.0	25.8
Investment securities held by investment companies and brokers and dealers(3)	74.8	86.1	15.2
Total	¥5,001.0	¥6,132.1	22.6%

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
Equity securities increased 22.6% mainly because marketable equity securities increased due to higher stock prices in Japan at the end of March 2024, compared to the end of March 2023. Marketable equity securities largely consist of listed equity securities in Japan.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks decreased ¥55,659.1 billion to ¥4,391.5 billion as of March 31, 2024 from ¥60,050.6 billion as of March 31, 2023. This decrease was primarily because of the change in the interest rate applied to certain specified portion of the deposits with the Bank of Japan from zero percent to positive 0.1 percent pursuant to the Amendment to Principal Terms and Conditions of Complementary Deposit Facility released by the Bank of Japan in March 2024.
Interest-earning deposits in other banks increased ¥51,641.8 billion to ¥105,631.7 billion as of March 31, 2024 from ¥53,989.9 billion as of March 31, 2023. This increase was mainly because of the change in the interest rate applied to certain specified portion of the deposits with the Bank of Japan from zero percent to positive 0.1 percent pursuant to the Amendment to Principal Terms and Conditions of Complementary Deposit Facility released by the Bank of Japan in March 2024.

Receivables under Resale Agreements
Receivables under resale agreements increased ¥4,436.5 billion to ¥18,495.5 billion as of March 31, 2024 from ¥14,059.0 billion as of March 31, 2023. This increase was mainly because of increased transaction volumes in our foreign securities subsidiaries.
Receivables under Securities Borrowing Transactions
Receivables under securities borrowing transactions increased ¥445.3 billion to ¥5,001.0 billion as of March 31, 2024 from ¥4,555.7 billion as of March 31, 2023. This increase was mainly due to the depreciation of the Japanese yen against the U.S. dollar and other major currencies.
Trading Account Assets
Trading account assets increased ¥3,577.5 billion to ¥49,746.0 billion as of March 31, 2024 from ¥46,168.5 billion as of March 31, 2023. Trading account assets mainly consist of trading account securities and trading derivative assets. Trading account securities increased ¥1,138.2 billion to ¥34,391.1 billion as of March 31, 2024 from ¥33,252.9 billion as of March 31, 2023 mainly because of increased transaction volumes in our securities subsidiaries. Trading derivative assets increased ¥2,421.6 billion to ¥15,323.3 billion as of March 31, 2024 from ¥12,901.7 billion as of March 31, 2023 mainly due to increased trading on volatile interest rate fluctuations in and outside of Japan.
Total Liabilities

As of March 31, 2024, total liabilities were ¥378,959.2 billion, an increase of ¥13,689.6 billion from ¥365,269.6 billion as of March 31, 2023. This was primarily due to a ¥11,140.6 billion increase in total deposits.
Deposits
Deposits are our primary source of funds. The balance of deposits increased ¥11,140.6 billion to ¥246,417.4 billion as of March 31, 2024 from ¥235,276.8 billion as of March 31, 2023. The increase was mainly because of an increase in foreign interest-bearing deposits, including such deposits in the United States and other regions, both on a local currency basis and as translated into Japanese yen.
The total average balance of interest-bearing deposits increased ¥5,767.9 billion to ¥204,601.9 billion for the fiscal year ended March 31, 2024 from ¥198,834.0 billion for the fiscal year ended March 31, 2023. The increase was mainly because of an increase in domestic interest-bearing deposits.
Payables under Repurchase Agreements
Payables under repurchase agreements decreased ¥4,421.7 billion to ¥35,710.8 billion as of March 31, 2024 from ¥40,132.5 billion as of March 31, 2023. This decrease was mainly because of our funding strategy adjustments.
Other Short-Term Borrowings
Other short-term borrowings increased ¥2,699.5 billion to ¥11,137.5 billion as of March 31, 2024 from ¥8,438.0 billion as of March 31, 2023. This increase was mainly due to our increased issuance of commercial paper in foreign markets and an increase in borrowings from the Bank of Japan
Trading Account Liabilities
Trading account liabilities increased ¥2,408.9 billion to ¥16,587.2 billion as of March 31, 2024 from ¥14,178.3 billion as of March 31, 2023. This increase was mainly due to the impact of unrealized losses on interest swaps in our securities subsidiaries.
Long-term Debt
Long-term debt increased ¥850.5 billion to ¥39,922.3 billion as of March 31, 2024 from ¥39,071.8 billion as of March 31, 2023. This increase was mainly due to an increase in subordinated bonds.
The average balance of long-term debt for the fiscal year ended March 31, 2024 was ¥38,981.7 billion, an increase of ¥2,478.4 billion from ¥36,503.3 billion for the previous fiscal year.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥242,937.0 billion for the fiscal year ended March 31, 2024 from ¥235,852.1 billion for the fiscal year ended March 31, 2023. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits combined with our average total equity of ¥19,306.4 billion, funded 65.1% of our average total assets of ¥402,894.8 billion during the fiscal year ended March 31, 2024. Our deposits exceeded our loans before allowance for credit losses by ¥118,480.9 billion as of March 31, 2024 compared to ¥115,321.3 billion as of March 31, 2023. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings for the fiscal year ended March 31, 2024 was ¥49,779.5 billion. The average balance of long-term debt for the fiscal year ended March 31, 2024 was ¥38,981.7 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Our liquidity may be impaired by factors such as an inability to raise funding in financial markets, an increase in our funding costs, unexpected increases in cash or collateral requirements, an inability to sell assets or enter into or settle other transactions as planned or needed, and an inability to attract or retain deposits. See “Item 3.D. Key Information—Risk Factors—Funding Liquidity Risk—Deterioration in market liquidity or other external circumstances or an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity.”
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
Total Equity

	As of March 31,			% Change
	2022	2023 (Restated)	2024	2023	2024
		(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	¥2,090.3	—%	—%
Capital surplus	5,327.8	4,902.2	4,636.1	(8.0)	(5.4)
Retained earnings	8,412.2	8,409.2	9,312.1	0.0	10.7
Retained earnings appropriated for legal reserve	239.6	239.6	239.6	—	—
Unappropriated retained earnings	8,172.6	8,169.6	9,072.5	0.0	11.1
Accumulated other comprehensive income, net of taxes	227.0	844.2	2,221.3	271.8	163.1
Treasury stock, at cost	(452.2)	(482.6)	(614.1)	(6.7)	(27.3)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,605.1	¥15,763.3	¥17,645.7	1.0	11.9
Noncontrolling interests	691.4	702.8	831.6	1.7	18.3
Total equity	¥16,296.5	¥16,466.1	¥18,477.3	1.0%	12.2%
Ratio of total equity to total assets	4.43%	4.31%	4.65%

See Note 1A to our consolidated financial statements for information on the restatement of our consolidated financial statements for the fiscal year ended March 31, 2023.
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
As of March 31, 2024, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
For information on the issuances of Additional Tier 1 and Tier 2 securities, see also “Recent Developments—Issuances of Basel III-Compliant Subordinated Debt.”
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of March 31, 2024, we were required to maintain a minimum leverage ratio of 3.75%

consisting of the minimum requirement at 3.00% plus a leverage ratio buffer equal to 50% of the G-SIB surcharge. The minimum leverage ratio on or after April 1, 2024 is raised to the minimum requirement at 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05% while deposits with the Bank of Japan remain excluded from the leverage ratio calculation. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”
TLAC Requirements for Banking Institutions in Japan
Our External TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or total exposure in accordance with the FSA guidance. As of March 31, 2024, we were required to maintain External TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a total exposure basis. The minimum External TLAC ratio on a total exposure basis on or after April 1, 2024 is raised to 7.10% in line with the increase in the minimum leverage ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.” For information on the issuances of TLAC-qualified securities, see also “—Recent Developments—Issuances of TLAC Eligible Senior Debt.”
Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.

	As of March 31, 2023	Minimum ratios required(1)	As of March 31, 2024	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,280.8		¥15,041.3
Additional Tier 1	1,582.8		2,438.4
Tier 1 capital	14,863.7		17,479.7
Tier 2 capital	2,302.3		2,338.1
Total capital	¥17,166.1		¥19,817.8
Risk-weighted assets	¥123,363.3		¥111,160.1
Capital ratios:
Common Equity Tier 1 capital	10.76%	8.54%	13.53%	8.66%
Tier 1 capital	12.04%	10.04%	15.72%	10.16%
Total capital	13.91%	12.04%	17.82%	12.16%
Leverage ratio(2)	4.70%	3.75%	5.19%	3.75%
External TLAC ratios
Risk-weighted assets basis(3)	20.22%	18.00%	25.06%	18.00%
Leverage exposure basis	9.47%	6.75%	9.65%	6.75%

Notes:
(1)The minimum capital ratios required as of March 31, 2023 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%. The minimum capital ratios required as of March 31, 2024 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%.
(2)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
(3)The External TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of March 31, 2023 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%. The External TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of March 31, 2024 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%.
Management believes that, as of March 31, 2024, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of March 31, 2024 was higher compared to the ratio as of March 31, 2023 primarily due to a decrease in risk-weighted assets. The decrease in risk-weighted assets mainly reflected the absence of output floor adjustments due to the revision to the output floor calibration based on the finalized Basel III reforms. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the rations in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down.

	As of March 31, 2023	Minimum ratios required	As of March 31, 2024	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	9.89%	4.50%	13.80%	4.50%
Tier 1 capital ratio	11.04%	6.00%	16.11%	6.00%
Total capital ratio	12.58%	8.00%	18.11%	8.00%
Leverage ratio(1)	4.75%	3.00%	5.23%	3.00%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	16.41%	4.50%	15.56%	4.50%
Tier 1 capital ratio	17.93%	6.00%	17.83%	6.00%
Total capital ratio	20.67%	8.00%	20.42%	8.00%
Leverage ratio(1)	7.29%	3.00%	6.34%	3.00%
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	8.11%	4.50%	11.77%	4.50%
Tier 1 capital ratio	9.30%	6.00%	14.38%	6.00%
Total capital ratio	10.71%	8.00%	16.29%	8.00%
Leverage ratio(1)	4.02%	3.00%	4.50%	3.00%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	15.74%	4.50%	14.71%	4.50%
Tier 1 capital ratio	17.11%	6.00%	16.72%	6.00%
Total capital ratio	19.60%	8.00%	19.03%	8.00%
Leverage ratio(1)	8.15%	3.00%	7.09%	3.00%

Note:
(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
Management believes that, as of March 31, 2024, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.
Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2023(1),(6)	June 30, 2023(2),(6)	September 30, 2023(3),(6)	December 31, 2023(4),(6)	March 31, 2024(5),(6)
MUFG (consolidated)	152.2%	159.3%	159.5%	161.8%	161.7%
MUFG Bank (consolidated)	162.5%	171.9%	172.2%	172.1%	173.0%
MUFG Bank (stand-alone)	166.5%	176.7%	176.8%	177.1%	177.7%
Mitsubishi UFJ Trust and Banking (consolidated)	116.8%	116.2%	117.8%	125.9%	122.2%
Mitsubishi UFJ Trust and Banking (stand-alone)	143.2%	139.9%	142.4%	155.6%	148.8%

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2023 and March 31, 2023 divided by the average amount of net cash outflows for the same 60 business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 3, 2023 and June 30, 2023 divided by the average amount of net cash outflows for the same 62 business days.
(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 3, 2023 and September 29, 2023 divided by the average amount of net cash outflows for the same 62 business days.
(4)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between October 2, 2023 and December 29, 2023 divided by the average amount of net cash outflows for the same 62 business days.
(5)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2024 and March 29, 2024 divided by the average amount of net cash outflows for the same 58 business days.
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

	As of March 31, 2023	As of June 30, 2023	As of September 30, 2023	As of December 31, 2023	As of March 31, 2024
MUFG (consolidated)	132.8%	127.6%	119.2%	120.2%	114.8%
MUFG Bank (consolidated)	146.2%	140.5%	132.8%	133.6%	126.1%
MUFG Bank (stand-alone)	148.2%	141.1%	134.6%	136.8%	127.7%
Mitsubishi UFJ Trust and Banking (consolidated)	128.1%	118.0%	121.3%	123.3%	121.1%
Mitsubishi UFJ Trust and Banking (stand-alone)	130.7%	119.5%	121.6%	126.4%	121.9%
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
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities

As of March 31, 2024, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥537.3 billion represented 305.2% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2023, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥550.3 billion represented 310.9% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
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

	Fiscal years ended March 31,
	2023	2024
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥(14)	¥448
Changes attributable to contracts realized or otherwise settled during the fiscal year	(46)	(373)
Fair value of new contracts entered into during the fiscal year	358	339
Changes in fair values attributable to changes in valuation techniques and assumptions	153	(128)
Other changes in fair value, principally revaluation at end of fiscal year	(3)	8
Net fair value of contracts outstanding at end of fiscal year	¥448	¥294
Maturities of Non-exchange Traded Contracts

	As of March 31, 2024
	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥—	¥—
Maturity less than 3 years	—	—
Maturity less than 5 years	—	339
Maturity 5 years or more	—	(45)
Total fair value	¥—	¥294
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
On March 31, 2024, we had ¥104,851.5 billion and ¥8,832.9 billion of loans in the Commercial and Krungsri segments, respectively, and recorded an allowance for credit losses against these loans of ¥745.5 billion and ¥414.4 billion, respectively.
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
The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with expectations of future economic conditions. Particularly significant judgment was required to be made to determine certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario, to capture the heightened volatility and uncertainty primarily due to changes in global economic conditions, inflation, monetary policies, and geopolitical situations.
The allowance for credit losses includes qualitative adjustments to cover losses that are expected but were not reflected in the modeled allowance. The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with the development of qualitative adjustments. Particularly significant judgment was required to be made to develop certain qualitative adjustments to capture the effects on modelled expected credit losses primarily arising from changes in global economic conditions, inflation, monetary policies, and geopolitical situations for the Commercial segment, and the inflation and temporary relief measures for the Krungsri segment.
The determination of the allowance for credit losses for the Commercial segment required management to make significant judgements, due to the subjectivity and uncertainty associated with the determination of a borrower’s internal credit rating, which were highly dependent on the estimation of a borrower’s performance and business sustainability, particularly in cases in which borrowers were experiencing weaknesses in their business performance. Particularly significant judgment was required to be made when these borrowers’ performance and business sustainability were affected by changes in the external and internal business environment, including changes in global economic conditions, inflation, monetary policies, and geopolitical situations. Key elements relating to the policies and discipline used in determining the allowance for credit losses for the Commercial segment are our credit classification and the related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of allowance, we evaluate the probable loss by category of the loan based on its type and characteristics.
Determining the adequacy of the allowance for credit losses requires the exercise of considerable judgment and the use of estimates, such as those discussed above. Our actual losses could be more or less than the estimates. To the extent that actual losses differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods. For further information regarding our methodologies used in establishing the allowance for credit losses by portfolio segment and allowance for credit losses policies, see Note 1 to our consolidated financial statements and “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.” For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”
Goodwill

As part of our global strategies, we have executed multiple large-scale acquisitions, investments and capital alliances, and recorded goodwill resulting from these business combinations. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a process that compares the carrying amount of a reporting unit with its fair value. An impairment loss is recognized to the extent that the carrying amount of a reporting unit exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Our consolidated goodwill balance was ¥490.3 billion on March 31, 2024, which was allocated to our reporting units in the Digital Service Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group and Global Markets Business Group. For a reporting unit for which an observable quoted price is not available, we determined the fair value of each reporting unit mainly using the income approach. The income approach determined the fair value of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
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
The guidance on the measurement of fair value defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established and documented process for determining fair value in accordance with the guidance. To determine the fair value, we use quoted prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine the fair value of the instrument. We perform internal price verification procedures to ensure that the prices and quotes provided from the independent pricing vendors are reasonable. Such verification procedures include a comparison of pricing sources and analysis of variances among pricing sources. These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations, or CLOs, backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted prices are not available to determine the fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. For loans held for sale, which are carried at the lower of cost or fair value, the fair value is based on secondary market prices, recent transactions or discounted cash flows. When borrowers were experiencing weakness in their business performance, and the market credit information of those borrowers was limited, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine the valuation of loans held for sale. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, funding cost, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.
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

Accounting Changes and Recently Issued Accounting Pronouncements
See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements.

Item 6.    Directors, Senior Management and Employees.
A.Directors and Senior Management
Members of the Board of Directors
The following table sets forth the members of our board of directors as of June 27, 2024, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Mariko Fujii (March 9, 1955)	Member of the Board of Directors (Outside Director)	April 1977	Joined Ministry of Finance of Japan
		July 1997	Director, International Affairs and Research Division, Customs and Tariff Bureau, Ministry of Finance
		April 1999	Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo
		March 2001	Professor, Research Center for Advanced Economic Engineering, The University of Tokyo
		April 2004	Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo
		June 2014	Outside Director of Electric Power Development Co., Ltd.
		October 2015	Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
		June 2016	Emeritus Professor of The University of Tokyo (incumbent)
		January 2019	Retired from Ambassador of Japan to the Republic of Latvia
		June 2019	Outside Director of NTT DATA CORPORATION (currently NTT DATA GROUP CORPORATION) (incumbent)
Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Keiko Honda (September 27, 1961)	Member of the Board of Directors (Outside Director)	April 1984	Joined Bain & Company Japan, Incorporated
		May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
		July 1989	Joined McKinsey & Company, Inc. Japan
		July 1999	Partner of McKinsey & Company
		July 2007	Director (Senior Partner) of McKinsey & Company
		July 2013	Executive Vice President of Multilateral Investment Guarantee Agency (World Bank Group)
		June 2014	Executive Vice President & CEO of Multilateral Investment Guarantee Agency (World Bank Group)
		October 2019	Retired from Multilateral Investment Guarantee Agency (World Bank Group)
		January 2020	Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs (incumbent)
		March 2020	Outside Director of AGC Inc. (incumbent)
		June 2020	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2022	Outside Director of the Board of Recruit Holdings Co., Ltd. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Kaoru Kato (May 20, 1951)	Member of the Board of Directors (Outside Director)	April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
		July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
		April 2000	General Manager of Plant Department of NTT DoCoMo Kansai, Inc.
		June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
		July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
		June 2018	Corporate Advisor of NTT DOCOMO, INC.
		June 2019	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		March 2021	Non-executive Director of Kirin Holdings Company, Limited
		June 2022	Senior Advisor of NTT DOCOMO, INC.

Satoko Kuwabara (November 1, 1964)	Member of the Board of Directors (Outside Director)	April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Mori Sogo (currently Mori Hamada & Matsumoto)
		January 1998	Partner of Mori Hamada & Matsumoto
		June 2016	Outside Director of Bandai Namco Holdings Inc. (incumbent)
		March 2020	Outside Auditor of Unicafe Inc. (incumbent)
		April 2020	Partner of Gaien Partners (incumbent)
		June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha
		June 2021	Member of the Board of Director (Outside Director) of MUFG (incumbent)
		June 2023	Outside Director of Nippon Yusen Kabushiki Kaisha (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Hirofumi Nomoto (September 27, 1947)	Member of the Board of Directors (Outside Director)	April 1971	Joined TOKYU CORPORATION
		April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
		April 2004	President & Representative Director of its communications Inc.
		June 2007	Director of TOKYU CORPORATION
Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
		January 2008	Managing Director of TOKYU CORPORATION
		June 2008	Senior Managing Director of TOKYU CORPORATION
		April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
		June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
		April 2011	President & Representative Director of TOKYU CORPORATION
		April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
		June 2019	President & CEO of THREE HUNDRED CLUB CO., LTD. (incumbent) Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Mari Elka Pangestu (October 23, 1956)	Member of the Board of Directors (Outside Director)	August 1986	Joined Centre for Strategic and International Studies Indonesia
		July 1987	Research Coordinator, Program for Financial Policy and Training of Ministry of Finance, the Republic of Indonesia
Deputy Director of Inter University Center, Economics, University of Indonesia
		November 1991	Program Coordinator for Trade Policy Forum, Pacific Economy Cooperation Council
		January 1997	Executive Director of Centre for Strategic and International Studies Indonesia
		October 2004	Minister of Trade of the Republic of Indonesia
		October 2011	Minister of Tourism and Creative Economy of the Republic of Indonesia
		March 2015	Professor of International Economics, University of Indonesia
		March 2020	Managing Director of Development Policy and Partnerships, the World Bank
		July 2023	Independent Non-executive Director of AIA Group Limited (incumbent)
		June 2024	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Hiroshi Shimizu (January 30, 1961)	Member of the Board of Directors (Outside Director)	April 1983	Joined Nippon Life Insurance Company
		March 2009	Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
		March 2012	Managing Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
		July 2013	Director and Managing Executive Officer of Nippon Life Insurance Company
March 2014
Director and Managing Executive Officer, General Manager, Head Office 1st Corporate Marketing Dept., Head Office 3rd Corporate Marketing Dept., Head Office East Japan Corporate Marketing Dept. of Nippon Life Insurance Company

		July 2014	Managing Executive Officer of Nippon Life Insurance Company
		March 2016	Senior Managing Executive Officer of Nippon Life Insurance Company
		July 2016	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2018	President of Nippon Life Insurance Company
		June 2021	Outside Director of FUJI KYUKO CO., LTD. (incumbent)
Independent Outside Director of TOKYU CORPORATION (incumbent)
		June 2024	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

David Sneider (July 25, 1957)	Member of the Board of Directors (Outside Director)	December 1984	Associate of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1985	Registered as an attorney at law, admitted in States of New York in the United States
		July 1987	Director and Counsel of Legal Department, Salomon Brothers Inc.
		February 1992	Associate of Simpson Thacher & Bartlett LLP
		January 1994	Partner of Simpson Thacher & Bartlett LLP
		June 2022	Outside Director of PHC Holdings Corporation (incumbent)
		June 2023	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Koichi Tsuji (April 10, 1957)	Member of the Board of Directors (Outside Director)	October 1984	Joined Peat Marwick Mitchell & Company
		September 1988	Registered as Certified Public Accountant in Japan
		February 1989	Resident Representative, Zurich, Switzerland
		July 2004	Senior Partner of Ernst & Young ShinNihon LLC
		February 2016	Chairman and CEO of Ernst & Young ShinNihon LLC
		July 2019	Chairman & CEO of EY Japan Godo Kaisha
Member of the Board of Directors of EY Japan Co., Ltd.
		June 2021	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2023	Outside Statutory Auditor of TEIJIN LIMITED (incumbent)
Outside Director of MARUICHI STEEL TUBE LTD. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Kenichi Miyanaga (February 25, 1960)	Member of the Board of Directors	April 1982	Joined The Toyo Trust and Banking Company, Limited
		June 2009	Executive Officer of TB
		June 2013	Director and Managing Executive Officer of TB
		June 2016	Senior Managing Executive Officer of TB
		June 2017	Director, Deputy President, and Executive Officer of TB
Managing Executive Officer of MUFG
		June 2021	Member of the Board of Directors of MUFG (incumbent)
Ryoichi Shinke (December 8, 1965)	Member of the Board of Directors	April 1988	Joined The Sanwa Bank, Limited
		June 2014	Executive Officer of BK
		May 2018	Managing Executive Officer of BK
		May 2020	Managing Executive Officer of MUFG
		April 2022	Senior Managing Executive Officer of BK
		June 2023	Member of the Board of Directors of MUFG (incumbent)

Kanetsugu Mike (November 4, 1956)	Member of the Board of Directors Chairman (Corporate Executive)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
Executive Officer of Mitsubishi Tokyo Financial Group, Inc.
		May 2009	Managing Executive Officer of BK
		May 2011	Managing Executive Officer of MUFG
		June 2011	Member of the Board of Directors, Managing Executive Officer of BK
		May 2013	Senior Managing Executive Officer of BK
		October 2015	Executive Chairman of MUAH
Executive Chairman of MUFG Union Bank, N.A.
		May 2016	Deputy President and Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2016	Member of the Board of Directors, Deputy President of BK
		June 2017	President & CEO of BK
Member of the Board of Directors, Deputy Chairman of MUFG
		April 2019	Member of the Board of Directors, President & Group CEO of MUFG
		April 2020	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2021	Member of the Board of Directors, Chairman of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hironori Kamezawa (November 18, 1961)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		May 2017	Managing Corporate Executive of MUFG
		June 2017	Member of the Board of Directors, Managing Executive Officer of BK
		May 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		December 2018	CEO and Representative of the Board of Directors of Global Open Network, Inc.
		April 2019	Deputy President of MUFG
Member of the Board of Directors, Deputy President of BK
CEO and Representative of the Board of Directors of Global Open Network Japan, Inc.
		June 2019	Member of the Board of Directors, Deputy President of MUFG
		August 2019	Chairman of Global Open Network Japan, Inc.
		April 2020	Member of the Board of Directors of BK (incumbent)
Member of the Board of Directors, President & Group CEO of MUFG (incumbent)
		May 2021	Director of Morgan Stanley (incumbent)

Iwao Nagashima (March 15, 1963)	Member of the Board of Directors	April 1985	Joined The Mitsubishi Trust and Banking Corporation
		June 2011	Executive Officer of TB
		June 2013	Managing Executive Officer of TB
Executive Officer of MUFG
		June 2015	Director and Managing Executive Officer of TB
Managing Executive Officer of MUFG
		June 2016	Director and Senior Managing Executive Officer of TB
		April 2019	Director, Deputy President, and Executive Officer of TB
Senior Managing Corporate Executive of MUFG
President & CEO of MU Trust Apple Planning Company, Ltd.
		April 2020	President and CEO of TB (incumbent)
Deputy Chairman of MUFG
		June 2020	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2022	Member of the Board of Directors of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Junichi Hanzawa (January 19, 1965)	Member of the Board of Directors	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		May 2018	Managing Executive Officer of BK
		April 2019	Managing Corporate Executive of MUFG
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
		April 2021	President & CEO of BK (incumbent)
Deputy Chairman of MUFG
		June 2021	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2022	Member of the Board of Directors of MUFG (incumbent)

Makoto Kobayashi (February 22, 1962)	Member of the Board of Directors	April 1985	Joined The Mitsubishi Bank, Limited
		June 2011	Executive Officer of BK
		May 2015	Managing Executive Officer of BK
		July 2015	Executive Officer of MUFG
		July 2018	Managing Executive Officer of SCHD
Managing Executive Officer of MUFG
		October 2018	Managing Executive Officer of TB
		April 2020	Senior Managing Executive Officer of SCHD
Deputy President of MUMSS
		June 2020	Member of the Board of Directors, Senior Managing Executive Officer of SCHD
		June 2021	Member of the Board of Directors, Deputy President of MUMSS
		April 2022	President & Global CEO of SCHD (incumbent)
President & CEO of MUMSS (incumbent)
		June 2022	Member of the Board of Directors of MUFG (incumbent)

Notes:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS” refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
“MUAH” refers to MUFG Americas Holdings Corporation.

Corporate Executives
The following table sets forth our corporate executives as of June 27, 2024, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kanetsugu Mike (November 4, 1956)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Hironori Kamezawa (November 18, 1961)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Hiroshi Mori (February 21, 1965)	Senior Managing Corporate Executive (Group Chief Legal Officer, or Group CLO)	April 1989	Joined Development Bank of Japan (currently Development Bank of Japan, Inc.)
		April 1993	Seconded to Finance Bureau of Ministry of Home Affairs
		June 2003	Seconded to Tesac Corporation, a Company under Reorganization Trustee Representative, Manager of Corporate Planning Department
		October 2006	Registered as attorney at law
Joined Nishimura & Asahi
		November 2010	Outside Director of USEN Corporation
		January 2012	Partner of Nishimura & Asahi
		June 2013	Substitute Auditor of KAGOME CO., LTD.
		March 2016	Outside Director, Audit and Supervisory Committee Member of KAGOME CO., LTD.
		June 2016	Outside Director, Audit and Supervisory Committee Member of SCHD
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
Managing Corporate Executive of MUFG
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Yutaka Miyashita (October 11, 1967)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Head, Commercial Banking & Wealth Management Business Group (excluding in charge of Wealth Management Research Division))	April 1990	Joined The Sanwa Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK
		April 2021	Managing Corporate Executive of MUFG
		April 2022	Managing Corporate Executive (Representative Corporate Executive) of MUFG
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Fumitaka Nakahama (July 28, 1966)	Senior Managing Corporate Executive (Group Head, Global Corporate & Investment Banking Business Group)	December 2009	Joined The Bank of Tokyo-Mitsubishi UFJ, Ltd.
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Hiroyuki Seki (March 10, 1968)	Senior Managing Corporate Executive (Group Head, Global Markets Business Group)	April 1990	Joined The Mitsubishi Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Shuichi Yokoyama (December 17, 1965)	Senior Managing Corporate Executive (Group Chief Audit Officer, or Group CAO Managing Director, Head of Internal Audit Division)	April 1990	Joined The Bank of Tokyo, Ltd.
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2024	Senior Managing Corporate Executive of MUFG (incumbent)

Yasushi Itagaki (May 24, 1964)	Senior Managing Corporate Executive (Group Chief Operating Officer-International, or Group COO-I, Group Head Global Commercial Banking Business Group)	April 1987	Joined The Bank of Tokyo, Ltd.
		June 2013	Executive Officer of BK
		July 2013	Executive Officer of MUFG
		May 2017	Managing Executive Officer of BK
		October 2019	President & CEO of PT Bank Danamon Indonesia, Tbk.
		April 2021	Senior Managing Corporate Executive of BK
		April 2022	Deputy President of BK
		April 2023	Senior Managing Corporate Executive of MUFG (incumbent)
		June 2023	Member of the Board of Directors, Deputy President of BK (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kenji Horikawa (December 9, 1967)
Senior Managing Corporate Executive
(Group Chief Human
Resources Officer, or Group CHRO & Group Deputy Chief Strategy Officer or Group Deputy CSO & Group Deputy Chief Digital Transformation Officer or Group Deputy CDTO
In sub-charge of Corporate Administration Division)

		April 1990	Joined The Sanwa Bank, Limited
		June 2016	Executive Officer of BK
		April 2020	Managing Executive Officer of SCHD
Managing Executive Officer of MUMSS
Managing Executive Officer of MUFG
		April 2022	Member of the Board of Directors, Managing Executive Officer of SCHD
Member of the Board of Directors, Managing Executive Officer of MUMSS
		April 2023	Managing Corporate Executive of MUFG
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of MUSHD (incumbent)
Member of the Board of Directors, Senior Managing Executive Officer of MUMSS (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Seiichiro Akita (November 11, 1966)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Head, Japanese Corporate & Investment Banking Business Group(excluding in charge of Wealth Management Research Division))	April 1989	Joined The Mitsubishi Bank, Limited
		June 2015	Executive Officer of BK
		April 2019	Managing Executive Officer of BK
		May 2019	President & CEO, Bank of Ayudhya Public Company Limited
		May 2023	Deputy President of BK
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)
		June 2023	Member of the Board of Directors, Deputy President of BK (incumbent)

Takafumi Ihara (May 18, 1967)	Senior Managing Corporate Executive (Group Head, Asset Management & Investor Services Business Group)	April 1990	Joined The Mitsubishi Trust and Banking Corporation
		June 2016	Executive Officer of TB
		April 2018	Executive Officer of MUFG
		April 2021	Managing Executive Officer of TB
		April 2023	Senior Managing Executive Officer of TB
		April 2024	Director and Senior Managing Executive Officer of TB (incumbent)
Senior Managing Corporate Executive Officer of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Jun Togawa (July 3, 1967)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Chief Financial Officer, or Group CFO)	April 1990	Joined The Mitsubishi Trust and Banking Corporation
		June 2016	Executive Officer of TB
Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of TB
Managing Executive Officer of BK
		April 2023	Director and Senior Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2024	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)
		June 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)

Keitaro Tsukiyama (December 7, 1967)	Managing Corporate Executive (Group Chief Compliance Officer, or Group CCO)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2021	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Toshiki Ochi (June 23, 1968)	Managing Corporate Executive (Group Chief Information Officer, or Group CIO)	April 1991	Joined The Sanwa Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2019	Managing Executive Officer of Mitsubishi UFJ NICOS Co., Ltd.
		April 2022	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Hideaki Takase (December 14, 1968)
Managing Corporate Executive
(Representative
Corporate Executive)
(Group Chief Strategy Officer, or Group CSO (Corporate Planning Division excluding Finances & Resources Management and Global Business)
In charge of Corporate Administration Division)
		April 1991	Joined The Mitsubishi Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		August 2019	President & CEO of MUFG Bank (Europe) N.V.
		April 2021	Managing Executive Officer of BK
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2023	Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Tadashi Yamamoto (May 23, 1969)	Managing Corporate Executive (Group Head, Retail & Digital Business Group Group Chief Digital Transformation Officer, or Group CDTO)	April 1992	Joined The Bank of Tokyo, Ltd.
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2022	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2023	Managing Corporate Executive of MUFG (incumbent)

Katsunori Yokomaku (December 23, 1967)	Managing Corporate Executive (Group Chief Risk Officer, or Group CRO)	April 1992	Joined The Sanwa Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2022	Managing Executive Officer of BK
		April 2024	Managing Corporate Executive of MUFG (incumbent)
		June 2024	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Notes:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS” refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
“MUAH” refers to MUFG Americas Holdings Corporation.
The board of directors and corporate executives may be contacted through our headquarters at Mitsubishi UFJ Financial Group, Inc., 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8330, Japan. In connection with our new headquarters building construction project, we have temporarily relocated our headquarters from 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.
No family relationship exists among any of our directors or corporate executives.
B.Compensation
The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2024 to our directors and corporate executives consisted of annual base salaries, performance-based stock compensation, cash bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executives. For our compensation recovery policy, see Exhibit 97 to this Annual Report.
The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2024 to our directors (excluding outside directors), corporate executives and outside directors:

			Non-Adjustable Compensation		Adjustable Compensation
Classification	Number of Recipients(1)	Aggregate Compensation	Annual Base Salary(2)	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation
		(in millions)
Directors (excluding outside directors)	6	¥967	¥347	¥66	¥219	¥335
Corporate Executives	18	¥2,249	¥994	¥304	¥387	¥564
Outside Directors	10	¥181	¥181	―	―	―

Notes:
(1)Includes the current directors and corporate executives as well as those who retired during the fiscal year ended March 31, 2024.
(2)Includes other benefits.

The following table sets forth the details of individual compensation paid, including benefits in kind granted by MUFG and its subsidiaries, in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2024:

			Non-Adjustable Compensation		Adjustable Compensation
Directors	Aggregate Compensation	Paid by	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation
	(in millions)
Kanetsugu Mike	¥199	MUFG	¥40	¥24	¥60	¥75
Hironori Kamezawa	¥339	MUFG	¥71	¥27	¥89	¥125
		BK	18	9	―	―
Iwao Nagashima	¥271	MUFG	¥35	¥10	¥37	¥54
		TB	35	17	29	54
Junichi Hanzawa	¥330	MUFG	¥42	¥12	¥44	¥63
		BK	46	16	44	63
Makoto Kobayashi	¥225	MUFG	¥25	¥5	¥32	¥50
		SCHD	13	3	16	25
		MUMSS	¥13	¥2	¥16	¥25
Yoshitaka Shiba	¥119	MUFG	¥61	¥15	¥14	¥29
Tetsuya Yonehana	¥123	MUFG	¥39	¥12	¥9	¥18
		BK	22	5	6	12
Takayuki Yasuda	¥140	MUFG	¥38	¥7	¥15	¥18
		TB	21	20	9	12
Yasushi Itagaki	¥152	MUFG	¥45	¥9	¥16	¥12
		BK	43	6	13	8
Seiichiro Akita	¥147	MUFG	¥37	¥8	¥14	¥10
		BK	32	30	9	7
Yutaka Miyashita	¥102	MUFG	¥34	¥8	¥7	¥13
		BK	19	7	5	9
Fumitaka Nakahama	¥102	MUFG	¥34	¥8	¥8	¥13
		BK	19	6	5	9
Hiroyuki Seki	¥103	MUFG	¥34	¥8	¥8	¥12
		BK	19	8	5	9
Shuichi Yokoyama	¥101	MUFG	¥28	¥7	¥7	¥10
		BK	15	8	5	11
		SCHD	10	—	—	—

Note:	(1) The following abbreviations are used in the table above:
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
Performance-based Stock Compensation Plans
Under our performance-based stock compensation plans, qualified directors (excluding outside directors and directors serving as audit committee members), corporate executives and others of MUFG and its major domestic subsidiaries are assigned, on a monthly basis, (1) points based on their job responsibilities, or non-adjustable points, and (2) additional points based on their job responsibilities which are adjusted at the end of each fiscal year and at the end of each plan period to reflect the extent to which a financial target measured under Japanese GAAP, an ESG performance target or other factors determined by the compensation committee are attained, or adjustable points. Each plan period corresponds to the period covered by the three-year medium-term business plan of MUFG. Each accumulated point represents a right to receive one share of MUFG common stock from a trust established in Japan to administer the plan grants as determined by the compensation committee.
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
On May 15, 2018, the compensation committee approved additional grants under the initial performance-based stock compensation plan, which was amended in connection with the launch of MUFG’s previous medium-term business plan for the three-year period ended March 31, 2021. The trust period of the plan trust was extended until August 31, 2021, and the maximum amount of funds to be contributed to the plan trust was reset at ¥26.3 billion. The formula for determining adjustable points under the plan was also revised. In May 2018, the plan trust was funded with ¥9.6 billion in cash, and 13,049,600 shares of MUFG common stock were purchased by the trustee of the plan trust.
On May 17, 2021, the compensation committee approved additional grants under the initial performance-based stock compensation plan, which was amended in connection with the launch of MUFG’s previous medium-term business plan for the three-year period ended March 31, 2024. The trust period of the plan trust was extended until August 31, 2024, and the maximum amount of funds to be contributed to the plan trust was reset at ¥26.6 billion. The formula for determining adjustable points under the plan was also revised. In May 2021, the plan trust was funded with ¥8.3 billion in cash, and 13,381,500 shares of MUFG common stock were purchased by the trustee of the plan trust.
On May 15, 2024, the compensation committee approved additional grants under the initial performance-based stock compensation plan, which was amended in connection with the launch of MUFG’s new medium-term business plan for the three-year period ending March 31, 2027. The trust period of the plan trust was extended until August 31, 2027, and the maximum amount of funds to be contributed to the plan trust was reset at ¥34.4 billion. The formula for determining adjustable points under the plan was also revised. In May 2024, the plan trust was funded with ¥14.1 billion in cash, and 9,080,700 shares of MUFG common stock were purchased by the trustee of the plan trust.

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
The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUFG Americas Holdings and the trustee. As of June 30, 2024, 152,998,705 RSUs have been granted under the plan, of which 10,657,980 RSUs were outstanding as of June 30, 2024.
For more information on the plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Share-Based Compensation Plan for Domestic Employees of Major Subsidiaries
Under the share-based compensation plan commencing in July 2024, qualified domestic employees holding managerial positions at our major subsidiaries, MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities, are assigned, on a monthly basis, pre-determined points in equal installments during the plan period, which is from July 2024 to June 2027. The points accumulated through the end of the share-based compensation plan period by grantees who satisfy applicable conditions will be exchanged for shares of MUFG common stock. Each accumulated point represents a right to receive one share of MUFG common stock from a trust established in Japan in May 2024 to administer the plan grants. Eligibility requirements are determined by each subsidiary.
The right to receive shares of MUFG common stock in exchange for points becomes vested and non-forfeitable, and the shares will be delivered, at the end of the plan period. The vesting is subject to conditions imposed by each subsidiary, including non-engagement in misconduct. A portion of the shares subject to a grantee’s vested right may be delivered in cash.
The grantees are not entitled to any dividends on their granted but unvested rights to receive shares under the plan when MUFG pays dividends to its shareholders. Dividends on such granted but unvested rights are used to cover expenses relating to the administration of the plan or acquire shares for the plan.

The shares to be delivered to grantees are purchased on the open market by the trustee of a trust pursuant to a trust agreement among MUFG, the trustee and the independent caretaker of the trust. Each plan is funded in cash up to a maximum aggregate amount determined by each subsidiary.
The trust for the plan was funded with ¥ 4.3 billion in cash, and an aggregate of 2,786,900 shares of MUFG common stock were purchased by the trustee of the plan trust in May 2024.
For more information on the plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Share Ownership
As of July 1, 2024, our directors and corporate executives held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Mariko Fujii	—
Keiko Honda	—
Kaoru Kato	—
Satoko Kuwabara	—
Hirofumi Nomoto	25,000
Mari Elka Pangestu	—
Hiroshi Shimizu	—
David Sneider	―
Koichi Tsuji	—
Kenichi Miyanaga	183,678
Ryoichi Shinke	1,100
Iwao Nagashima	283,681
Junichi Hanzawa	236,500
Makoto Kobayashi	287,958

Corporate Executives	Number of Shares Registered
Kanetsugu Mike	398,362
Hironori Kamezawa	247,339
Hiroshi Mori	39,585
Yutaka Miyashita	57,700
Fumitaka Nakahama	42,569
Hiroyuki Seki	54,450
Shuichi Yokoyama	71,100
Yasushi Itagaki	42,000
Kenji Horikawa	102,367
Seiichiro Akita	23,012
Takashi Ihara	52,120
Jun Togawa	82,700
Keitaro Tsukiyama	57,269
Toshiki Ochi	46,900
Hideaki Takase	38,100
Tadashi Yamamoto	37,400
Katsunori Yokomaku	29,317

None of the shares of our common stock held by our directors and corporate executives have voting rights that are different from shares of our common stock held by any other shareholder.
For information on the performance-based stock compensation for our directors and corporate executives, see “—Performance-based Stock Compensation Plans.”

C.Board Practices
Our articles of incorporation provide for a board of directors with statutorily mandated nominating committee, which we call the nominating and governance committee, audit committee and compensation committee, each consisting of members of the board of directors. We have also elected, though not statutorily mandated under the Companies Act of Japan, to establish a risk committee consisting of directors and external experts. We also have a U.S. risk committee pursuant to the U.S. Enhanced Prudential Standards for foreign banking organizations. Our corporate executives are responsible for executing and managing our business operations based on a delegation of authority by the board of directors, and our directors set our key management policies and oversee the execution of duties by these corporate executives.
In June 2015, our shareholders approved an amendment to our articles of incorporation to adopt our current governance framework with a board of directors and the above-mentioned three board committees. We previously had a governance framework with a board of directors and a board of corporate auditors. The Companies Act permits three types of governance system for large companies such as MUFG: (1) a company with a nominating committee, an audit committee and a compensation committee, (2) a company with a board of corporate auditors, and (3) a company with an audit and supervisory committee. Our previous governance framework was based on the second system, and our current governance system is based on the first system.
With respect to companies adopting the first system, including MUFG, each of the nominating, audit and compensation committees must consist of members of the board of directors, and the majority of the members of each committee must be outside directors as defined by the Companies Act.
An “outside director” is defined by the Companies Act as a person who meets all of the following conditions:
•the person is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director (meaning a director concurrently performing an executive role) (gyomu shikko torishimariyaku), a corporate executive, a manager (shihainin), or any other type of employee of the company or any of its subsidiaries;
•if the person has been a director, a corporate auditor, or an accounting adviser (kaikei sanyo) (other than a person who has been an executive director, a corporate executive, a manager or any other type of employee) of the company or any of its subsidiaries within the ten years prior to his or her assumption of office as outside director, the person was not an executive director, a corporate executive, a manager or any other type of employee of the company or any of its subsidiary in the ten years prior to his or her assumption of office as such;
•the person is not a natural person who controls the company, or a director, a corporate executive, a manager or any other type of employee of the company’s “parent company, etc.” (meaning the company's parent company or a natural person who controls the company)
•the person is not an executive director, a corporate executive, a manager or any other type of employee of another subsidiary of the company’s parent company or another company controlled by a natural person who controls the company; and
•the person is not the spouse or a family member within the second degree of kinship of a director, a corporate executive, a manager, or any other type of important employee of the company, or a natural person who controls the company.
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
Board of Directors
Our board of directors consists of directors who are elected at a general meeting of shareholders. Under our articles of incorporation, the number of directors may not exceed 20. We currently have 15 directors, nine of whom are independent outside directors and two of whom are internal non-executive directors. Companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have one third (or, in cases where such companies deem appropriate, the majority) of directors qualify as independent outside directors, or publicly disclose the reason for not having such directors on the board of directors.
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
Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Further, companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have the majority of nominating committee members in principle qualify as independent outside directors or publicly disclose the reason for not having such directors on the nominating committee. Our nominating committee, which we call the nominating and governance committee, currently consists of five directors. The chairman of the committee is Hirofumi Nomoto, an independent outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Satoko Kuwabara, who are independent outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2023 and March 2024, the nominating and governance committee met 10 times.
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

Under the Companies Act, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our committee currently has five members. The chairman of the committee is Koichi Tsuji, an independent outside director. The other members of the committee are Keiko Honda and Kaoru Kato, who are independent outside directors, and Kenichi Miyanaga and Ryoichi Shinke, who are non-executive directors. Between April 2023 and March 2024, the audit committee met 16 times.
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
Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Further, companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have the majority of compensation committee members in principle qualify as independent outside directors or publicly disclose the reason for not having such directors on the compensation committee. Our compensation committee currently consist of five directors. The chairperson of the committee is Satoko Kuwabara, an independent outside director. The other members of this committee are Mariko Fujii, Kaoru Kato and Hirofumi Nomoto, who are independent outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2023 and March 2024, the compensation committee met 7 times.
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
MUFG Corporate Governance Policies provide that the committee shall consist of directors and external experts. The committee currently has eight members. The chairperson of the committee is Mariko Fujii, an independent outside director. The other members of this committee are Mari Elka Pangestu, Hiroshi Shimizu and David Sneider, who are independent outside directors, Hideaki Takase, Managing Corporate Executive and Group CSO, and Shinichi Koide, Takeo Hoshi and Keishi Hotsuki, who are external experts. Between April 2023 and March 2024, the risk committee met four times.
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
The members of the U.S. risk committee are appointed by MUFG’s board of directors after consideration of member candidates reviewed and recommended by MUFG’s risk committee and nominating and governance committee. The committee shall consist of five or more members including delegate(s) from MUFG and at least one independent member.
Corporate Executives
Our corporate executives are responsible for executing and managing our business operations within the scope of the authority delegated to them by the board of directors.
Under the Companies Act, at least one corporate executive must be appointed by a resolution of the board of directors. We currently have 17 corporate executives. Under our articles of incorporation, the board of directors shall appoint a representative corporate executive who may represent us severally and may appoint a president and a deputy president and others. The term of office of each corporate executive expires at the conclusion of the first meeting of the board of directors convened after the ordinary general meeting of shareholders for the last fiscal year that ends within one year following the corporate executive’s assumption of office.

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
Executive Committee
The executive committee, as the primary decision-making body for the business execution of the MUFG Group, discusses and makes decisions about important matters related to the execution and management of our business operations and governance. The chairperson of the committee is Hironori Kamezawa, President & Group CEO. The committee members primarily consist of all representative corporate executives and such corporate executives and executive officers as designated by the president. The President & Group CEO may, as necessary, request our Group C-suite executives to attend committee meetings, and the members of the audit committee are also allowed to attend. The executive committee normally meets once every other week.
D.Employees
As of March 31, 2024, we had approximately 140,000 employees, an increase of approximately 18,200 employees compared with the number of employees as of March 31, 2023 primarily due to the acquisition of HC Consumer Finance Philippines, Inc. by Krungsri in June 2023, In addition, as of March 31, 2024, we had approximately 27,500 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2024:

Business unit
MUFG Bank:
Retail & Commercial Banking Business Unit	10%
Japanese Corporate & Investment Banking Business Unit	3
Global Corporate & Investment Banking Business Unit	2
Global Commercial Banking Business Unit	48
Global Markets Business Unit	1
Digital Service Business Unit	4
Corporate Center/Corporate Staff	12
Mitsubishi UFJ Trust and Banking:
Trust-Banking	3
Trust Assets	5
Real Estate	1
Global Markets	0
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Retail & Commercial Banking Business Unit	2
Japanese Corporate & Investment Banking Business Unit	1
Global Corporate & Investment Banking Business Unit	0
Global Commercial Banking Business Unit	0
Trust Assets Business Unit	0
Global Markets Business Unit	1
Digital Service Business Unit	0
Corporate Center/Corporate Staff	1
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	0
Systems & Systems Integration Division	0
Corporate Division	0
Others	0
Others	2
100%

Location
MUFG Bank:
Japan	21%
United States	4
Europe	2
Asia/Oceania excluding Japan	53
Other areas	1
Mitsubishi UFJ Trust and Banking:
Japan	7
United States	1
Europe	1
Asia/Oceania excluding Japan	1
Mitsubishi UFJ Securities Holdings:
Japan	4
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	2
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2
100%
Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.
E.Share Ownership
The information required by this item is set forth in “—B. Compensation.”
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

As described elsewhere in this annual report, we have restated our consolidated financial statements for the fiscal year ended March 31, 2023. As a result, the independent directors on the compensation committee considered whether incentive-based compensation was erroneously awarded and whether recovery would be required under the executive compensation recovery policy adopted by the compensation committee, effective October 2, 2023, in accordance with the NYSE listing standards implementing Rule 10D-1 under the U.S. Securities Exchange Act. These directors have concluded that, because the restatement does not impact any of the factors that were considered in determining the incentive-based compensation amounts, no incentive-based compensation was erroneously-awarded and, therefore, no compensation recovery is required under the executive compensation recovery policy.

Item 7.    Major Shareholders and Related Party Transactions.
A.Major Shareholders
As of March 31, 2024, we had 1,329,155 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2024, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue(3)
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	1,827,847,300	14.81%
Custody Bank of Japan, Ltd. (Trust account)(1)	657,884,500	5.33%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS(2)	237,478,862	1.92%
STATE STREET BANK WEST CLIENT - TREATY 505234	228,117,391	1.84%
SSBTC CLIENT OMNIBUS ACCOUNT	195,443,497	1.58%
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company retirement benefit trust account)	175,000,000	1.41%
JP MORGAN CHASE BANK 385781	159,326,950	1.29%
GOVERNMENT OF NORWAY	157,536,315	1.27%
Toyota Motor Corporation	149,263,153	1.20%
Nippon Life Insurance Company	142,562,953	1.15%
Total	3,930,460,921	31.85%

Notes:
(1)Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)An owner of record for our ADSs.
(3)Numbers are truncated after two decimal points.
(4)According to a beneficial ownership report on Schedule 13G filed with the SEC by BlackRock Inc. on February 5, 2024, BlackRock and its consolidated subsidiaries beneficially owned an aggregate of 7.0% of the outstanding shares of our common stock as of December 31, 2023. Other than as described in the table above, we have not independently confirmed this beneficial ownership information. According to a beneficial ownership report on Schedule 13G filed with the SEC by Sumitomo Mitsui Trust Holdings, Inc. on February 5, 2024, Sumitomo Mitsui Trust Holdings and its consolidated subsidiaries beneficially owned an aggregate of 4.9% of the outstanding shares of our common stock as of December 31, 2023. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
As of March 31, 2024, 1,427,095 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate executives.
As of March 31, 2024, 1,794,127,070 shares, representing 14.54% of our outstanding common stock, were owned by 443 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 237,478,862 shares, or 1.92%, of our total issued shares of common stock.
Our major shareholders do not have different voting rights.
B.Related Party Transactions
As of March 31, 2024, we held approximately 23.2% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012. In April 2018, we entered into a sales plan with Morgan Stanley and Morgan Stanley & Co. LLC, pursuant to which we will sell portions of the shares of Morgan Stanley common stock that we hold to Morgan Stanley through Morgan Stanley & Co. LLC acting as agent for Morgan Stanley to the extent necessary to ensure that our beneficial ownership will remain below 24.9%. In December 2020, this sales plan was suspended upon notice by Morgan Stanley to us in accordance with the terms of the plan.
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
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2024, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectability or present other unfavorable features.
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
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2022 and 2023 and for the fiscal years ended December 31, 2021, 2022 and 2023, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 22, 2024.
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

Distributions
Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥20.5 per share of our common stock (in addition to interim dividends of ¥20.5 per share of our common stock) for the fiscal year ended March 31, 2024 were approved by shareholders at the ordinary general meeting of shareholders held on June 29, 2024.
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
Common Stock
As of March 31, 2024, a total of 12,337,710,920 shares of common stock (including 610,482,347 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.
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
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list published by the Minister of Finance on April 24, 2023, businesses which are currently engaged in by us are classified as category (ii), i.e., the Designated Business other than the Core Sector Designated Businesses.

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
If a U.S. holder is eligible for benefits under the Tax Convention, the holder may be able to claim a reduced rate of Japanese withholding tax. All U.S. holders should consult their tax advisors about their eligibility for reduction of Japanese withholding tax. A U.S. holder may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. A U.S. holder would be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Tax Convention. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” However, recently issued Treasury regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if a U.S. holder does not elect to apply the benefits of the Tax Convention. Further, in certain circumstances, if a U.S. holder:
•has held shares or ADSs for less than a specified minimum period during which such U.S. holder is not protected from the risk of loss; or
•is obligated to make payments related to the dividends,
such U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct Japanese withholding taxes on dividends in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing U.S. foreign tax credits are very complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.
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
Multiple sets of proposed Treasury regulations and an earlier IRS notice would convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. The various proposed Treasury regulations and IRS notice have different (and in some respects inconsistent) requirements for qualifying as an active bank, and for determining the banking income that may be excluded from passive income under this special rule for active banks. Moreover, the proposed Treasury regulations (some of which have been outstanding since 1995, and others of which were recently issued in 2021) will not be effective unless finalized. There can be no assurance that the proposed Treasury regulations will be finalized in their current form. Because final regulations have not been issued, the definition of banking income for purposes of the active bank exception is unclear under both the proposed Treasury regulations and the notice. Based upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2024. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2025 or any future taxable year due to changes in our income or asset composition or changes to applicable Treasury and IRS guidance (including as a result of the final regulations). In addition, a decrease in the price of our shares may also result in our becoming a PFIC. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.
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

J.Annual Report to Security Holders
We furnished an English translation of our local annual report to security holders for the fiscal year ended March 31, 2024 in electronic format as exhibits to a report on Form 6-K, dated May 29, 2024.
Following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2023, we furnished an English translation of our local annual disclosure document entitled “MUFG Report 2023” in electronic format as an exhibit to a report on Form 6-K, dated August 31, 2023.

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
Implementation of Basel Standards
In determining capital ratios under the FSA guidelines implementing Basel III, we and our major banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2024. As of the same date, we reflected market risk in our risk-weighted assets by using the Standardized Approach and the Simplified Standardized Approach, and reflected operational risk in our risk-weighted assets by using the Standardized Measurement Approach.
Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. Likewise, local banking regulators outside of Japan have begun, or are expected, to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the Group. For more information on the Basel regulatory framework and requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”
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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2024 was subject to a variation of approximately ¥1.9 billion when TOPIX index moves one point in either direction.
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
Market risk for trading and non-trading activities is measured using a market risk measurement model. The principal model used for these activities is a historical simulation, or HS, model (Trading activities: holding period, one business day; confidence interval, 95%; and observation period, 250 business days. Non-trading activities (which include available-for-sale debt securities as well as loans, deposits and held-to-maturity debt securities): holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days). The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is designed to capture certain statistically infrequent movements, such as a fat tail. Changes in the fair value of loans, deposits and held-to-maturity debt securities are considered in the Non-trading activities, while such changes are not reflected in our financial statements.
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
Summaries of Market Risks
Trading activities
The aggregate VaR for our total trading activities as of March 31, 2024 was ¥1.74 billion, comprising interest rate risk exposure of ¥1.51 billion, foreign exchange risk exposure of ¥0.61 billion, and equity-related risk exposure of ¥0.86 billion. Our average daily VaR for the fiscal year ended March 31, 2024 was ¥2.63 billion.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk may vary substantially during and between measurement periods, depending on our trading positions.
The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2022—March 31, 2023	Average	Maximum(1)	Minimum(1)	March 31, 2023
	(in billions)
MUFG	¥2.14	¥3.25	¥1.25	¥2.88
Interest rate	2.02	2.74	1.36	2.27
Yen	1.19	2.41	0.76	1.21
U.S. Dollars	1.43	1.92	0.89	1.55
Foreign exchange	0.64	1.36	0.21	1.23
Equities	0.22	0.55	0.07	0.25
Commodities	0.00	0.01	0.00	0.00
Less diversification effect	(0.74)	—	—	(0.87)

April 1, 2023—March 31, 2024	Average	Maximum(1)	Minimum(1)	March 31, 2024
	(in billions)
MUFG	¥2.63	¥3.45	¥1.62	¥1.74
Interest rate	2.36	3.64	1.27	1.51
Yen	1.44	2.50	0.86	0.86
U.S. Dollars	1.62	3.09	0.71	0.81
Foreign exchange	1.15	1.81	0.60	0.61
Equities	0.31	0.90	0.11	0.86
Commodities	0.00	0.01	0.00	0.00
Less diversification effect	(1.19)	—	—	(1.24)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 1 business day
Confidence interval: 95%
Observation period: 250 business days

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter in the fiscal year ended March 31, 2024 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2023	¥2.83
July—September 2023	3.02
October—December 2023	2.68
January—March 2024	1.97

Non-trading Activities
The aggregate VaR for our total non-trading activities as of March 31, 2024, excluding market risks related to our strategic equity portfolio, was ¥578.2 billion. Market risk related to interest rates equaled ¥501.4 billion and equities-related risk equaled

¥118.8 billion. Compared with the VaR as of March 31, 2023, market risk decreased in the fiscal year ended March 31, 2024, primarily due to the decrease in U.S. dollar interest rate risk, partially offset by the increase in Japanese yen interest rate risk reflecting greater volatility in interest rates in Japan resulting from the actual or perceived changes in the Bank of Japan's monetary policy.
Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 80% of our total non-trading activity market risks as of March 31, 2024. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2024, the Japanese yen accounted for approximately 53% while the U.S. dollar accounted for approximately 45%, and the euro approximately 2%, with a 24 percentage point increase in the Japanese yen, a 22 percentage point decrease in the U.S. dollar and a 2 percentage point decrease in the euro compared to March 31, 2023.
For a description of our strategic equity investment risk management, see “—Risk Management of Strategic Equity Portfolio.”
The following tables set forth the VaR related to our non-trading activities by risk category for the periods indicated:

April 1, 2022—March 31, 2023	Average	Maximum(1)	Minimum(1)	March 31, 2023
	(in billions)
Interest rate	¥628.4	¥923.4	¥463.1	¥923.4
Yen	272.0	332.6	207.1	332.6
U.S. Dollars	439.6	751.7	322.9	751.7
Foreign exchange	4.4	7.7	1.6	7.1
Equities(2)	156.8	204.9	85.9	85.9
Commodities	0.1	1.2	0.0	0.1
Less diversification effect	(72.4)	—	—	(42.5)
Total	717.3	974.0	551.8	974.0

April 1, 2023—March 31, 2024	Average	Maximum(1)	Minimum(1)	March 31, 2024
	(in billions)
Interest rate	¥566.0	¥701.5	¥477.3	¥501.4
Yen	320.3	435.3	235.1	435.3
U.S. Dollars	415.7	501.6	352.3	375.6
Foreign exchange	6.9	10.8	4.1	7.7
Equities(2)	96.6	126.2	84.0	118.8
Commodities	0.4	2.7	0.1	0.2
Less diversification effect	(46.9)	—	—	(49.9)
Total	623.0	751.0	551.7	578.2

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:
(1)The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.
The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2024 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2023	¥599.94
July—September 2023	604.48
October—December 2023	552.32
January—March 2024	506.60

Limitations of the Market Risk Measurement Model and Related Measures
Actual losses may exceed the value at risk obtained by the application of an HS VaR model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model. In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing, as appropriate, on our HS-VaR model for our non-trading activities by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. In addition, we utilize back-testing to verify the effectiveness of our VaR measurement model.
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
For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.” See also “Item 3.D. Key Information—Risk Factors—Funding Liquidity Risk—Deterioration in market liquidity or other external circumstances or an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity.”
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
The following diagram summarizes our operational risk management framework:

Operational Risk Management Framework

identify and recognize
evaluate and measure
control
monitor and report
incident occurred
casual analysis
implement preventive measure
monitoring
record
major incident and misconduct
prompt reporting to management and relevant supervisors
intemal loss data
calculate the Internal Loss Multiplier(ILM), the Business Indicator Component (BIC)
financial statement data
calculate the Business Indicator(BI)
risk measurement
allocate economic capital to business units/subsidiaries
monitoring of economic capital
risk evaluation and management through Control Self-Assessment

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

IT Risk Management
IT risk refers to the following risks:

- Loss arising from destruction of, suspension of services reliant on, defects in, or misuse of IT,

- Unauthorized alteration, leakage or loss of electronic data caused by insufficient IT systems planning, development or operations, and

- External threats to or vulnerabilities in IT systems security, including cybersecurity.

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

Disaster countermeasure systems development and investments for redundancy of the Group’s IT infrastructure are designed to minimize damage in the event of any system failure. Emergency drills are conducted to help increase staff preparedness. Group-wide sharing of experience, knowledge and expertise related to system failures is promoted with the aim of preventing recurrence of, and minimizing, risk or loss. Contingency plans, including alternatives for both operations and systems, are designed to ensure operational resilience, enable quick recovery and reduce impact in the event of a system failure.

In addition, the risk of increasingly sophisticated cyber-attacks is a significant focus of the Board of Directors, and the Board regularly receives reports regarding our cybersecurity risk management program. We continue to work to strengthen measures designed to address and mitigate the risk, including the establishment of MUFG-CERT, our Computer Emergency Response Team, implementation of multi-layered defense and detection measures, enhancement of monitoring systems, and cooperation with global organizations with relevant expertise. MUFG-CERT is responsible for taking prompt action to coordinate and manage response to cyber security incidents to mitigate their impact. For more information, see "Item 16K. Cybersecurity."
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

The Standardized Approach for Operational Risk
We adopted the Standardized Measurement Approach, or SMA, as of March 31, 2024, in place of the Advanced Measurement Approach that we had previously used, for calculation of the operational risk capital amount in measuring our capital adequacy ratios under applicable Japanese regulatory requirements based on the Basel III Standards. The SMA is intended to reduce complexity and variability in the calculation of operational risk capital amount and replace all previously permitted approaches.

Succinctly put, under the SMA, operational risk capital amount is calculated based on a bank’s income, expense items and historical loss amounts. Using a bank’s income and expense items as inputs, a financial statement-based proxy for the bank’s operational risk exposure, which is referred to as the Business Indicator, is calculated based on a prescribed formula. The Business Indicator is multiplied by an applicable coefficient or coefficients (between 12% and 18%) to arrive at the value referred to as the Business Indicator Component (BIC). The calculated BIC is then multiplied by a scaling factor referred to as the Internal Loss Multiplier (ILM), which is calculated based on a prescribed formula using the bank’s average historical operational risk losses over the last 10 years, or a conservative estimate value with a lower bound of 1, as an input.

Based on the foregoing, operational risk capital amount is calculated by multiplying the BIC and the ILM, and the risk weighted assets for operational risk are defined as the product of operational risk capital and 12.5.
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
Fees Waived or Paid by the Depositary
The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include the expenses relating to the delivery of annual reports, dividend fund remittances, stationery, postage and photocopying. For the fiscal year ended March 31, 2024, the Depositary waived $131,096.31 of standard out-of-pocket expenses.
The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based and conditioned on the number of outstanding ADSs and the amount of dividend fees collected by the Depositary. For the fiscal year ended March 31, 2024, the Depositary reimbursed us $1.0 million for such expenses.

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
Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of March 31, 2024 due to the material weakness in our internal control over financial reporting as described below. In addition, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of March 31, 2023.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2024 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. As disclosed in Note 1A to our financial statements, we are restating our consolidated financial statements for the fiscal year ended March 31, 2023 to correct an error related to the accounting treatment for the elimination of the three-month reporting lag in connection with the sale of MUFG Union Bank, N.A. Our management concluded that our internal control over financial reporting was not effective as of March 31, 2024, due to a material weakness which our management identified relating to a deficiency in the design of an existing internal control over the review and approval of non-routine US GAAP accounting treatment considerations, which led to the restatement. The error resulting in the restatement of our March 31, 2023 financial statements was identified after March 31, 2024 and, therefore, management concluded that our internal control over financial reporting was also not effective as of March 31, 2023 and that the material weakness remained unremediated as of March 31, 2024.
More specifically, our internal control was not designed sufficiently to:
1evaluate whether the selection of accounting treatment may result in quantitative or qualitative factors that would impact the users of our financial statements,
2identify circumstances where additional research should be performed to consider whether there is other public information that may indicate that an alternative accounting treatment may be appropriate, and

3identify circumstances where certain matters that are particularly challenging or complex would require additional layers of escalation for review and approval.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
The effectiveness of our internal control over financial reporting as of March 31, 2024 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 153.
Changes in Internal Control Over Financial Reporting
During the period covered by this Annual Report, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.
Management’s Plan to Remediate the Material Weakness
We are in the process of implementing remediation actions to address this material weakness to prevent similar errors from occurring again in the future. Such remediation actions include enhancement of the design of our internal control over the review and approval of non-routine US GAAP accounting treatment considerations sufficiently to:
1evaluate whether the selection of accounting treatment may result in quantitative or qualitative factors that would impact the users of our financial statements,

2identify circumstances where additional research should be performed to consider whether there is other public information that may indicate that an alternative accounting treatment may be appropriate, and

3identify circumstances where certain matters that are particularly challenging or complex would require additional layers of escalation for review and approval.
We will consider the material weakness remediated after the applicable controls operate for a sufficient period of time and management is able to conclude, through testing, that the controls are operating effectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group):
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) ("MUFG") and subsidiaries (together, the "MUFG Group") as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the MUFG Group has not maintained effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements as of and for the year ended March 31, 2024, of the MUFG Group and our report dated July 30, 2024, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The MUFG Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the MUFG Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the MUFG Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment related to a deficiency in the design of an existing internal control over the review and approval of non-routine US GAAP accounting treatment considerations. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the financial statements as of and for the year ended March 31, 2024, of the MUFG Group, and this report does not affect our report on such financial statements.
/s/Deloitte Touche Tohmatsu LLC

Tokyo, Japan
July 30, 2024

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
Item 16B.     Code of Ethics.
We have adopted a code of ethics, which consists of internal rules named MUFG Group Code of Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The MUFG Group Code of Conduct was most recently amended on April 1, 2024 primarily to make updates consistent with the revision of MUFG Way, where the element of agility in our effort to accelerate transformation and innovation has been added to the values comprising MUFG Way, and update and streamline explanatory commentaries. A copy of the MUFG Group Code of Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11(a) to this Annual Report.
No waivers of the MUFG Group Code of Conduct or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2024.
Item 16C.     Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu LLC
The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2023 and 2024 are presented in the following table:

	2023	2024
	(in millions)
Audit fees	¥9,077	¥8,981
Audit-related fees	591	578
Tax fees	105	104
Total	¥9,774	¥9,663
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

Prior to December 22, 2023, when MUFG or a subsidiary intended to engage Deloitte Touche Tohmatsu LLC to perform audit and permitted non-audit services, our audit committee approved service applications submitted to it by MUFG or such subsidiary prior to engagement on either a periodic or case-by-case basis.

•Periodic application was an application for pre-approval made each fiscal year for services that were expected to be provided by Deloitte Touche Tohmatsu LLC for proposed fees and engagement periods during the next fiscal year.

•Case-by-case application was an application for pre-approval made on a case-by-case basis for services to be provided by Deloitte Touche Tohmatsu LLC for proposed fees and engagement periods that were not covered by the periodic application.
Engagements of Deloitte Touche Tohmatsu LLC were documented and reported to our audit committee on an annual basis.
Pre-approval was resolved in principle by our audit committee prior to engagement, although if necessary a full-time member of our audit committee considered any case-by-case application for pre-approval on behalf of the audit committee prior to the next scheduled audit committee meeting. Such decisions made individually by a full-time member of our audit committee were reported to the audit committee as appropriate at the next scheduled audit committee meeting.
On December 22, 2023, our audit committee replaced the foregoing pre-approval policies and procedures with new pre-approval policies and procedures based on a pre-approved list of specified services as well as on an individual application for pre-approval.

•Our audit committee annually reviews and, where appropriate, pre-approves a proposed list of specific services and specific categories of services that are expected to be provided by Deloitte Touche Tohmatsu LLC and sets budgeted fee levels and engagement periods for such services and categories of services.

•Our audit committee reviews and, where appropriate, pre-approves an individual application for a service to be provided by Deloitte Touche Tohmatsu LLC that is not covered by the annually pre-approved service list, including any fee level or engagement period adjustment that has not been pre-approved.
Engagements of Deloitte Touche Tohmatsu LLC are documented and reported to our audit committee on an annual basis.
Pre-approval is resolved in principle by our audit committee prior to engagement, although if necessary a full-time member of our audit committee may consider any individual application for pre-approval on behalf of the audit committee prior to the next scheduled audit committee meeting. Such decisions made individually by a full-time member of our audit committee are reported to the audit committee as appropriate at the next scheduled audit committee meeting.
Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% of the total fees paid to Deloitte Touche Tohmatsu LLC for each of the fiscal years ended March 31, 2023 and 2024.
Item 16D.     Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2023	1,699	¥862.56	—	—
May 1 to May 31, 2023	1,245	886.05	—	—
June 1 to June 30, 2023	2,511	981.83	—	—
July 1 to July 31, 2023	3,491	1,066.94	—	—
August 1 to August 31, 2023	2,756	1,122.46	—	—
September 1 to September 30, 2023	2,692	1,261.29	—	—
October 1 to October 31, 2023	2,603	1,258.77	—	—
November 1 to November 30, 2023	40,216,196	1,268.52	40,214,100	359,785,900
December 1 to December 31, 2023	105,609,070	1,227.09	105,606,200	254,179,700
January 1 to January 31, 2024	56,421,555	1,293.02	56,418,900	197,760,800
February 1 to February 29, 2024	53,488,734	1,429.12	53,485,700	144,275,100
March 1 to March 31, 2024	44,924,468	1,558.47	44,921,500	99,353,600
Total	300,677,020	¥1330.45	300,646,400	—

Notes:
(1)The shares purchased were shares constituting less than one unit (100 shares) purchased from registered holders of the shares, each at the current market price, in addition to those purchased as part of the publicly announced program described in Note (2) below.
(2)During November 2023 to March 2024, we repurchased 300,646,400 shares of our common stock for ¥399,999,861,554 under a share repurchase program that was adopted on November 14, 2023 and completed in March 2024. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 400,000,000 shares of our common stock and ¥400 billion between November 15, 2023 and March 31, 2024. In addition, we cancelled 350,000,000 shares of our common stock held in treasury on November 30, 2023.
(3)On May 15, 2024, the Board of Directors approved a share repurchase program under which we were authorized to repurchase up to the lesser of 80,000,000 shares of our common stock and ¥100 billion between May 16, 2024 and June 30, 2024. Under the program, we have repurchased an aggregate of 62,666,100 shares for ¥99,999,986,737 as of June 30, 2024.
We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2024.
In connection with the Performance-based Stock Compensation Plans, there were no stock purchases during the fiscal year ended March 31, 2024. In May 2024, 9,080,700 shares of MUFG common stock were purchased by the trustee of the plan trust.
In connection with the Share-Based Compensation Plan for Domestic Employees of Major Subsidiaries, 2,786,900 shares of MUFG common stock were purchased by the trustee of the plan trust in May 2024.
In connection with the MUFG Americas Holdings Corporation Stock Bonus Plan, 8,466,010 ADSs were purchased by the trustee of the independent trust between April 1, 2023 and March 31, 2024.
For descriptions of our stock compensation, share-based compensation and stock bonus plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”
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
Item 16H.     Mine Safety Disclosure.
Not Applicable.
Item 16I.     Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.
Not Applicable.
Item 16J.     Insider Trading Policies.
We currently have in place insider trading policies and procedures called MUFG Insider Trading Control Policy and Insider Trading Control Rule. These policies and procedures apply to our directors, senior management, and employees and are designed to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards applicable to us. A copy of MUFG Insider Trading Control Policy and Insider Trading Control Rule is attached as Exhibit 11(b) to this Annual Report.

Item 16K.     Cybersecurity

Overview
As a financial institution operating globally, we are exposed to various cybersecurity risks, including ransomware, phishing, and distributed denial of service attacks. These risks are often influenced by criminal activity, international conflicts and other threat environments but are becoming increasingly more sophisticated and complex to deal with. We take seriously our responsibilities for securing the assets entrusted to us by our customers against cybersecurity threats and our obligation to provide secure and stable financial services. We have identified risks and threats posed by cyber-attacks and other relevant events as one of our top risks and have been developing and implementing cybersecurity measures under management leadership. During the fiscal year ended March 31, 2024, we did not identify any cybersecurity threats that have materially affected, or were reasonably likely to materially affect, our business strategy, results of operations or financial condition. While we endeavor to remain vigilant for, and continue to develop and implement measures to address, cybersecurity risk, we may not be able to prevent or mitigate a future cybersecurity incident that could have a material adverse impact on our business strategy, performance, and financial stability. See “Item 3.D. Key Information—Risk Factors—Operational Risk—Our operations are highly dependent on our information, communications and transaction management systems and are subject to an increasing risk of cyber-attacks and other information security threats and to changes in the business and regulatory environment.”

Cybersecurity Risk Management Process

We manage cybersecurity risk as a subset of IT risk, which is included in the broader risk category of operational risk. Operational risk is defined as the risk of potential loss resulting from inadequate or ineffective internal processes, people and systems, or due to external events. Cybersecurity risk management is integrated into our comprehensive risk management framework where we have adopted a three lines of defense approach. The first line of defense is the Cyber Security Division, which is the team primarily responsible for identifying and mitigating risks as well as designing and executing controls to manage cybersecurity risk. The second line of defense is the Corporate Risk Management Division, which is responsible for assessing and monitoring cybersecurity risk as well as testing the effectiveness of cybersecurity risk controls independently from the first line. The third line of defense is the Internal Audit Division, which audits the effectiveness of first-line and second-line cybersecurity risk management.

Our cybersecurity risk management program incorporates features based on globally recognized standards such as those issued by the National Institute of Standards and Technology (NIST). Based on such globally recognized standards, the Cyber Security Division, which is supervised by the Group Chief Information Security Officer (CISO), establishes policies and standards to protect our information systems and conducts cybersecurity risk assessments. Among its other responsibilities, the Division also focuses on threat intelligence, including centralized information collection and impact analysis on newly discovered vulnerabilities and past experience, and prevention and remediation of such impacts on a global group-wide basis. Additionally, the Division conducts daily monitoring of our external-facing systems to identify and prevent any flaws in security updates or configuration settings. In an effort to enhance our round-the-clock monitoring and incident response capabilities on a global group-wide basis, we have established the MUFG Cyber Security Fusion Center (MUFG CSFC), which specializes in cybersecurity threat analysis and information security solutions. At the subsidiary level, the Computer Security Incident Response Teams (CSIRTs) have been established within subsidiaries to receive, investigate and implement measures in response to reports of cybersecurity incidents from within such respective subsidiaries in coordination with the MUFG Computer Security Incident Response Team (MUFG-CERT), a team established within the Cyber Security Division for centralizing our cybersecurity incident responses.

We regularly conduct exercises and drills designed to ensure our ability to effectively perform cybersecurity incident response functions. We have also expanded our collaborative activities with government agencies, other companies in the financial industry and other information security communities, including the Financial Services Information Sharing and Analysis Center (FS-ISAC), the Financials Information Sharing and Analysis Center Japan (F-ISAC), the Forum of Incident Response and Security Teams (FIRST) and the Japan Computer Emergency Response Team Coordination Center (JPCERT/CC). Furthermore, in order to minimize third-party risks, we conduct risk assessments on third-party vendor contracts prior to contract initiation and subsequently conduct annual reviews to identify any significant changes in the risk environment. We also require our vendors to adhere to the standards set by us in order to ensure that our risk management protocols are consistently maintained. Along with regularly conducted internal reviews of our cybersecurity risk management program against market trends and best practices, we engage audit firms and external consultants as needed, receive evaluations, and utilize the results of these evaluations to continuously ensure and enhance the effectiveness of our program.

Governance

The Group Chief Information Officer (CIO) is responsible for operating and maintaining our cybersecurity risk management program and regularly reports on significant cybersecurity-related matters to the Board of Directors as well as the Executive Committee. In the fiscal year ended March 31, 2024, the cybersecurity-related matters reported on by the Group CIO to the Board of Directors included the progress and future policy directions of various key measures, such as those designed to protect public internet assets with subject to significant attack risk, to strengthen the security posture of our internal information security environment, and to improve the security posture of our overseas facilities. As the most senior manager responsible for cybersecurity risk, the Group CISO supervises the Cyber Security Division and directly reports to the Group CIO. The Cyber Security Division receives information on cybersecurity incidents from the CSIRTs in accordance with our policies and procedures, supervises and coordinates incident response at our group companies, and provides relevant information to the Group CISO, the Group CIO, the Corporate Risk Management Division and, as appropriate, other senior management members. Our current Group CIO has over twenty years of experience in IT management, including cybersecurity risk management, and has experience as a member of a government information security organization. Similarly, the current Group CISO and senior members of the Cyber Security Division have extensive cybersecurity management experience and expertise, with many members participating in financial industry information security organizations, including the F-ISAC.

The Board of Directors decides key management policies and is responsible for management oversight. Decisions on particularly important matters, such as decisions on key management policies as cybersecurity risk management policy for the entire Group, and oversight of the execution of duties related to cybersecurity by directors and corporate executive officers are performed by the Board of Directors. In addition, the Risk Committee and the Audit Committee are established under the Board of Directors to assist the Board with oversight. The Risk Committee discusses and makes recommendations to the Board of Directors on material matters, including cybersecurity, relating to the risk management operations, matters relating to top risk matters and any other material matters that require discussion, and any other material matters that require discussion by the Risk Committee. The Audit Committee obtains reports from management, the Internal Audit Division and the external auditor on any cybersecurity risks and the risk management and corporate governance frameworks and the operation of such frameworks, and oversees them, and assists oversight of the Board of Directors.

Our cybersecurity risk management program is also operated and maintained under the supervision of the Board of Directors with the report on significant cybersecurity-related matters by the Group CIO and the assistance of the Risk Committee and the Audit Committee.

PART III

Item 17.     Financial Statements.
In lieu of responding to this item, we have responded to Item 18 of this Annual Report.
Item 18.     Financial Statements.
Our consolidated financial statements are included in this Annual Report, as required by this item, starting on page F-1.
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2022 and 2023 and for the fiscal years ended December 31, 2021, 2022 and 2023, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 24, 2024.
Item 19.     Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2022 (English translation)
1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*
1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2022 (English translation)**
1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on August 2, 2022 (English Translation)
1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2024 (English translation)
1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
2(a)	Form of American Depositary Receipt*
2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder*
2(c)	Description of Securities
8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”
11(a)
MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

11(b)	MUFG Insider Trading Control Policy and Insider Trading Control Rule
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
97	MUFG Executive Compensation Recovery Policy
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2024***
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2024****
99(c)	Financial Statements and Supplementary Data of Morgan Stanley*****

Exhibit	Description
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, has been formatted in Inline XBRL

Notes:
*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 8, 2022.
***    Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-273681) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****    Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-273681) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 22, 2024.

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
The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2022, 2023 and 2024. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. Average balances in the tables include those relating to the assets and liabilities held for sale of MUFG Union Bank. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2022			2023			2024
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥41,455,342	¥35,325	0.09%	¥36,816,513	¥29,336	0.08%	¥37,958,267	¥41,525	0.11%
Foreign	12,303,262	22,067	0.18	14,346,858	329,718	2.30	13,605,507	668,294	4.91
Total	53,758,604	57,392	0.11	51,163,371	359,054	0.70	51,563,774	709,819	1.38
Call loans and funds sold:
Domestic	1,083,472	62	0.01	1,196,362	3,677	0.31	2,009,892	2,342	0.12
Foreign	396,886	4,356	1.10	583,746	16,177	2.77	702,673	29,481	4.20
Total	1,480,358	4,418	0.30	1,780,108	19,854	1.12	2,712,565	31,823	1.17
Receivables under resale agreements:
Domestic	5,112,747	(4,910)	(0.10)	5,937,814	(21,614)	(0.36)	6,390,270	(13,661)	(0.21)
Foreign	7,263,156	24,401	0.34	7,790,682	137,645	1.77	9,151,180	411,774	4.50
Total	12,375,903	19,491	0.16	13,728,496	116,031	0.85	15,541,450	398,113	2.56
Receivables under securities borrowing transactions:
Domestic	1,789,988	2,487	0.14	2,115,629	16,330	0.77	2,169,748	27,039	1.25
Foreign	1,232,193	507	0.04	1,815,906	27,114	1.49	2,033,933	96,316	4.74
Total	3,022,181	2,994	0.10	3,931,535	43,444	1.11	4,203,681	123,355	2.93
Trading account assets:
Domestic	9,980,365	48,607	0.49	11,245,370	57,270	0.51	12,257,370	59,742	0.49
Foreign	23,319,951	351,578	1.51	21,076,033	494,102	2.34	21,972,439	742,712	3.38
Total	33,300,316	400,185	1.20	32,321,403	551,372	1.71	34,229,809	802,454	2.34
Investment securities(1):
Domestic	49,365,484	145,586	0.29	50,504,454	165,188	0.33	48,966,375	175,044	0.36
Foreign	9,417,502	168,910	1.79	12,603,729	382,800	3.04	12,562,197	545,364	4.34
Total	58,782,986	314,496	0.54	63,108,183	547,988	0.87	61,528,572	720,408	1.17
Loans(2):
Domestic	66,686,589	598,484	0.90	68,042,979	746,937	1.10	68,605,472	917,073	1.34
Foreign	46,772,112	1,133,478	2.42	56,942,271	2,226,730	3.91	55,073,019	3,404,029	6.18
Total	113,458,701	1,731,962	1.53	124,985,250	2,973,667	2.38	123,678,491	4,321,102	3.49
Total interest-earning assets:
Domestic	175,473,987	825,641	0.47	175,859,121	997,124	0.57	178,357,394	1,209,104	0.68
Foreign	100,705,062	1,705,297	1.69	115,159,225	3,614,286	3.14	115,100,948	5,897,970	5.12
Total	276,179,049	2,530,938	0.92	291,018,346	4,611,410	1.58	293,458,342	7,107,074	2.42
Non-interest-earning assets:
Cash and due from banks	51,911,727			54,355,901			54,547,884
Other non-interest-earning assets	43,795,286			52,138,693			56,174,603
Allowance for credit losses	(1,297,725)			(1,361,071)			(1,286,011)
Total non-interest-earning assets	94,409,288			105,133,523			109,436,476
Total assets	¥370,588,337			¥396,151,869			¥402,894,818

Notes:
(1)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)Average balances on loans outstanding include all nonaccrual loans and loans modified into troubled debt restructurings. The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an immaterial amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2022			2023			2024
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥142,382,405	¥34,432	0.02%	¥143,977,238	¥100,837	0.07%	¥148,636,503	¥243,534	0.16%
Foreign	48,644,527	182,159	0.37	54,856,782	1,069,318	1.95	55,965,408	2,271,878	4.06
Total	191,026,932	216,591	0.11	198,834,020	1,170,155	0.59	204,601,911	2,515,412	1.23
Call money and funds purchased:
Domestic	1,756,392	(259)	(0.01)	2,876,551	(238)	(0.01)	3,201,180	(70)	—
Foreign	357,691	944	0.26	156,406	4,021	2.57	28,351	2,366	8.35
Total	2,114,083	685	0.03	3,032,957	3,783	0.12	3,229,531	2,296	0.07
Payables under repurchase agreements:
Domestic	15,565,212	20,883	0.13	20,895,775	308,826	1.48	19,048,334	525,262	2.76
Foreign	10,153,952	6,226	0.06	10,566,506	169,171	1.60	12,015,767	545,349	4.54
Total	25,719,164	27,109	0.11	31,462,281	477,997	1.52	31,064,101	1,070,611	3.45
Payables under securities lending transactions:
Domestic	362,987	402	0.11	451,216	486	0.11	771,495	1,698	0.22
Foreign	80,008	4,066	5.08	50,939	687	1.35	83,190	5,698	6.85
Total	442,995	4,468	1.01	502,155	1,173	0.23	854,685	7,396	0.87
Commercial paper:
Domestic	1,232,999	(76)	(0.01)	1,414,564	(439)	(0.03)	1,324,375	287	0.02
Foreign	3,181,684	4,980	0.16	4,863,555	130,175	2.68	5,700,860	312,229	5.48
Total	4,414,683	4,904	0.11	6,278,119	129,736	2.07	7,025,235	312,516	4.45
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	18,302,064	27,177	0.15	14,486,918	31,123	0.21	11,608,055	45,169	0.39
Foreign	3,016,333	19,897	0.66	3,777,939	27,939	0.74	3,047,445	43,601	1.43
Total	21,318,397	47,074	0.22	18,264,857	59,062	0.32	14,655,500	88,770	0.61
Long-term debt:
Domestic	32,236,949	194,458	0.60	34,480,413	331,588	0.96	37,478,426	459,134	1.23
Foreign	2,486,297	65,068	2.62	2,022,887	48,502	2.40	1,503,254	56,989	3.79
Total	34,723,246	259,526	0.75	36,503,300	380,090	1.04	38,981,680	516,123	1.32
Total interest-bearing liabilities:
Domestic	211,839,008	277,017	0.13	218,582,675	772,183	0.35	222,068,368	1,275,014	0.57
Foreign	67,920,492	283,340	0.42	76,295,014	1,449,813	1.90	78,344,275	3,238,110	4.13
Total	279,759,500	560,357	0.20	294,877,689	2,221,996	0.75	300,412,643	4,513,124	1.50
Non-interest-bearing liabilities	74,559,613			84,973,687			83,175,726
Total equity	16,269,224			16,300,493			19,306,449
Total liabilities and equity	¥370,588,337			¥396,151,869			¥402,894,818
Net interest income and interest rate spread		¥1,970,581	0.72%		¥2,389,414	0.83%		¥2,593,950	0.92%
Net interest income as a percentage of total interest-earning assets			0.71%			0.82%			0.88%

The percentage of total average assets attributable to foreign activities was 32.5%, 35.3% and 35.1% respectively, for the fiscal years ended March 31, 2022, 2023 and 2024.
The percentage of total average liabilities attributable to foreign activities was 32.8%, 35.2% and 31.5%, respectively, for the fiscal years ended March 31, 2022, 2023 and 2024.
Analysis of Net Interest Income
The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022, and the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023.

	Fiscal year ended March 31, 2022 versus fiscal year ended March 31, 2023			Fiscal year ended March 31, 2023 versus fiscal year ended March 31, 2024
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥(3,790)	¥(2,199)	¥(5,989)	¥936	¥11,253	¥12,189
Foreign	4,265	303,386	307,651	(17,880)	356,456	338,576
Total	475	301,187	301,662	(16,944)	367,709	350,765
Call loans and funds sold:
Domestic	7	3,608	3,615	1,689	(3,024)	(1,335)
Foreign	2,789	9,032	11,821	3,777	9,527	13,304
Total	2,796	12,640	15,436	5,466	6,503	11,969
Receivables under resale agreements:
Domestic	(913)	(15,791)	(16,704)	(1,541)	9,494	7,953
Foreign	1,899	111,345	113,244	27,809	246,320	274,129
Total	986	95,554	96,540	26,268	255,814	282,082
Receivables under securities borrowing transactions:
Domestic	531	13,312	13,843	428	10,281	10,709
Foreign	352	26,255	26,607	3,625	65,577	69,202
Total	883	39,567	40,450	4,053	75,858	79,911
Trading account assets:
Domestic	6,368	2,295	8,663	5,004	(2,532)	2,472
Foreign	(36,604)	179,128	142,524	21,830	226,780	248,610
Total	(30,236)	181,423	151,187	26,834	224,248	251,082
Investment securities(2)：
Domestic	3,423	16,179	19,602	(5,147)	15,003	9,856
Foreign	70,141	143,749	213,890	(1,265)	163,829	162,564
Total	73,564	159,928	233,492	(6,412)	178,832	172,420
Loans:
Domestic	12,400	136,053	148,453	6,224	163,912	170,136
Foreign	286,034	807,218	1,093,252	(75,368)	1,252,667	1,177,299
Total	298,434	943,271	1,241,705	(69,144)	1,416,579	1,347,435
Total interest income:
Domestic	18,026	153,457	171,483	7,593	204,387	211,980
Foreign	328,876	1,580,113	1,908,989	(37,472)	2,321,156	2,283,684
Total	¥346,902	¥1,733,570	¥2,080,472	¥(29,879)	¥2,525,543	¥2,495,664

Notes:

(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2022 versus fiscal year ended March 31, 2023			Fiscal year ended March 31, 2023 versus fiscal year ended March 31, 2024
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥390	¥66,015	¥66,405	¥3,366	¥139,331	¥142,697
Foreign	26,146	861,013	887,159	22,039	1,180,521	1,202,560
Total	26,536	927,028	953,564	25,405	1,319,852	1,345,257
Call money and funds purchased:
Domestic	(122)	143	21	(24)	192	168
Foreign	(812)	3,889	3,077	(5,267)	3,612	(1,655)
Total	(934)	4,032	3,098	(5,291)	3,804	(1,487)
Payables under repurchase agreements:
Domestic	9,520	278,423	287,943	(29,494)	245,930	216,436
Foreign	263	162,682	162,945	26,164	350,014	376,178
Total	9,783	441,105	450,888	(3,330)	595,944	592,614
Payables under securities lending transactions:
Domestic	95	(11)	84	491	721	1,212
Foreign	(1,118)	(2,261)	(3,379)	673	4,338	5,011
Total	(1,023)	(2,272)	(3,295)	1,164	5,059	6,223
Commercial paper:
Domestic	(13)	(350)	(363)	26	700	726
Foreign	3,979	121,216	125,195	25,724	156,330	182,054
Total	3,966	120,866	124,832	25,750	157,030	182,780
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	(6,470)	10,416	3,946	(7,172)	21,218	14,046
Foreign	5,435	2,607	8,042	(6,267)	21,929	15,662
Total	(1,035)	13,023	11,988	(13,439)	43,147	29,708
Long-term debt:
Domestic	14,376	122,754	137,130	30,734	96,812	127,546
Foreign	(11,427)	(5,139)	(16,566)	(14,678)	23,165	8,487
Total	2,949	117,615	120,564	16,056	119,977	136,033
Total interest expense:
Domestic	17,776	477,390	495,166	(2,073)	504,904	502,831
Foreign	22,466	1,144,007	1,166,473	48,388	1,739,909	1,788,297
Total	¥40,242	¥1,621,397	¥1,661,639	¥46,315	¥2,244,813	¥2,291,128
Net interest income:
Domestic	¥250	¥(323,933)	¥(323,683)	¥9,666	¥(300,517)	¥(290,851)
Foreign	306,410	436,106	742,516	(85,860)	581,247	495,387
Total	¥306,660	¥112,173	¥418,833	¥(76,194)	¥280,730	¥204,536

Note:

(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II. Investments in Debt Securities

The following table presents the book values, maturities and weighted average yields of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2024. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥19,201,607	0.00%	¥1,866,783	0.21%	¥361,100	0.35%	¥1,737,910	0.59%	¥23,167,400	0.07%
Japanese prefectural and municipal bonds	308,671	0.21	487,900	0.12	249,420	0.11	—	—	1,045,991	0.15
Foreign government and official institution bonds	855,008	2.98	1,724,655	2.66	690,737	3.63	8,883	7.27	3,279,283	2.96
Corporate bonds	227,365	0.69	584,486	0.76	203,228	0.59	6,512	0.47	1,021,591	0.71
Residential mortgage-backed securities	—	—	13,379	0.34	143,147	0.29	1,072,999	0.28	1,229,525	0.28
Asset-backed securities	167,816	2.96	1,045,558	3.36	33,772	0.84	—	—	1,247,146	3.24
Other debt securities	274,467	1.45	118,336	6.30	1,030	0.58	10,603	0.17	404,436	2.83
Total	¥21,034,934	0.18%	¥5,841,097	1.68%	¥1,682,434	1.74%	¥2,836,907	0.49%	¥31,395,372	0.57%

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥3,497,943	0.14%	¥7,551,905	0.06%	¥4,085,227	0.30%	¥56,666	1.04%	¥15,191,741	0.15%
Japanese prefectural and municipal bonds	35,140	0.45	829,285	0.19	1,134,757	0.37	—	—	1,999,182	0.30
Corporate bonds	7,090	0.14	112,400	0.44	—	—	—	—	119,490	0.42
Residential mortgage -backed securities	—	—	—	—	—	—	4,952,083	4.73	4,952,083	4.73
Asset-backed securities	—	—	—	—	1,697,855	5.33	883,611	6.79	2,581,466	5.83
Total	¥3,540,173	0.14%	¥8,493,590	0.07%	¥6,917,839	1.55%	¥5,892,360	5.00%	¥24,843,962	1.66%

III. Loan Portfolio
The following table shows the maturities of our loan portfolio at March 31, 2024:

	Maturity
	One year or less	One to five years	Five to 15 years	Over 15 years	Total
	(in millions)
Commercial
Domestic	¥26,789,279	¥20,034,369	¥8,986,796	¥1,687,846	¥57,498,290
Foreign	22,948,480	19,681,604	4,361,209	361,922	47,353,215
Residential	669,394	2,440,768	5,112,885	4,274,331	12,497,378
Card	299,404	179,799	5,647	—	484,850
Krungsri	2,908,152	3,050,280	1,919,145	955,319	8,832,896
Other	708,432	838,387	49,200	162,148	1,758,167
Total	¥54,323,141	¥46,225,207	¥20,434,882	¥7,441,566	¥128,424,796
Unearned income, unamortized premiums—net and deferred loan fees—net					(488,301)
Total					¥127,936,495
The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2024 are shown below:

	Predetermined rate	Floating or adjustable rate	Total
	(in millions)
Commercial
Domestic	¥20,025,696	¥10,683,315	¥30,709,011
Foreign	1,371,475	23,033,260	24,404,735
Residential	1,891,300	9,936,684	11,827,984
Card	185,446	—	185,446
Krungsri	3,154,037	2,770,707	5,924,744
Other	744,897	304,838	1,049,735
Total	¥27,372,851	¥46,728,804	¥74,101,655

IV. Allowance for Credit Losses
The following table shows an allocation of our allowance for credit losses, credit ratios, and components for ratio calculations at March 31, 2023 and 2024:

	2023		2024
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Commercial
Domestic	¥392,723	46.22%	¥392,528	44.77%
Foreign	326,866	35.05	352,986	36.87
Residential	59,747	10.70	56,964	9.73
Card	42,469	0.39	36,423	0.38
Krungsri	358,031	6.47	414,471	6.88
Other	93,062	1.17	112,849	1.37
Allowance for credit losses Total	¥1,272,898	100.00%	¥1,366,221	100.00%

Loans, net of unearned income, unamortized premiums and deferred loan fees	¥119,955,460		¥127,936,495
Nonaccrual loans	¥1,014,338		¥1,325,174
Allowance for credit losses as a percentage of loans	1.06%		1.07%
Nonaccrual loans as a percentage of loans	0.85%		1.04%
Allowance for credit losses as a percentage of Nonaccrual loans	125.49%		103.10%

The following table shows ratio of net charge-offs to average loans outstanding for the fiscal years ended March 31, 2022, 2023 and 2024:

	Fiscal year ended March 31,
	2022
	Net charge-offs	Average loans outstanding	Ratio
	(in millions, except percentages)
Commercial
Domestic	¥24,299	¥53,231,613	0.05%
Foreign	21,651	30,604,489	0.07
Residential	2,107	12,967,432	0.02
Card	18,922	487,509	3.88
MUAH	9,676	8,774,764	0.11
Krungsri	60,584	6,388,121	0.95
Other	42,058	1,004,773	4.19
Total	¥179,297	¥113,458,701	0.16%

	Fiscal years ended March 31,
	2023			2024
	Net charge-offs	Average loans outstanding	Ratio	Net charge-offs	Average loans outstanding	Ratio
	(in millions, except percentages)
Commercial
Domestic	¥128,300	¥54,556,136	0.24%	¥34,267	¥55,649,331	0.06%
Foreign	11,696	41,259,989	0.03	24,037	45,314,415	0.05
Residential	629	13,020,801	0.00	1,283	12,481,513	0.01
Card	17,535	466,042	3.76	20,307	474,628	4.28
Krungsri	70,032	7,319,483	0.96	115,950	8,154,651	1.42
Other	31,416	8,362,799	0.38	21,460	1,603,953	1.34
Total	¥259,608	¥124,985,250	0.21%	¥217,304	¥123,678,491	0.18%

V. Deposits
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2022, 2023 and 2024:

	Fiscal years ended March 31,
	2022		2023		2024
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥32,195,640	—%	¥34,108,393	—%	¥35,736,511	—%
Interest-bearing demand deposits	100,484,992	0.01	103,411,286	0.06	107,034,059	0.15
Deposits at notice	1,666,104	0.00	1,556,368	0.03	1,491,428	0.07
Time deposits	38,602,335	0.07	36,563,214	0.11	37,319,953	0.21
Certificates of deposit	1,628,974	0.01	2,446,370	0.01	2,791,063	0.02
Foreign offices:
Non-interest-bearing demand deposits	4,627,968	—	2,909,735	—	2,598,548	—
Interest-bearing deposits, principally time deposits and certificates of deposit	48,644,527	0.37	54,856,782	1.95	55,965,408	4.06
Total	¥227,850,540		¥235,852,148		¥242,936,970
Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.
The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2022, 2023 and 2024 were ¥757,724 million, ¥945,588 million and ¥1,313,848 million, respectively.
At March 31, 2023 and 2024, our uninsured deposits were ¥147,197 billion and ¥157,797 billion, respectively. Our uninsured deposits consist of (1) the portion of deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) deposits that are otherwise uninsured (including for example, uninsured account deposits in domestic offices, uninsured account deposits in foreign offices, or the portion of deposits in foreign offices that are in excess of any country-specific insurance fund limit). Under the Deposit Insurance Act in Japan, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits in domestic offices, except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Domestic office's deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits in domestic offices are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit.
At March 31, 2024, (1) the portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) time deposits that are otherwise uninsured (including for example, uninsured account time deposits in domestic offices, uninsured account time deposits in foreign offices, or the portion of time deposits in foreign offices that are in excess of any country-specific insurance fund limit), by remaining maturity, are shown in the following table:

	Portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan	Time deposits that are otherwise uninsured	Total
	(in millions)
Three months or less	¥6,090,191	¥30,216,668	¥36,306,859
Over three months through six months	4,650,302	7,219,694	11,869,996
Over six months through twelve months	5,570,130	4,423,983	9,994,113
Over twelve months	4,716,399	902,415	5,618,814
Total	¥21,027,022	¥42,762,760	¥63,789,782

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group)
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2023 and 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the periods ended March 31, 2022, 2023 (Restated) and 2024, and the related notes (collectively referred to as the “financial statements”) (all expressed in Japanese yen). In our opinion, the financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the periods ended March 31, 2022, 2023 (Restated) and 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the MUFG Group’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2024, expressed an adverse opinion on the MUFG Group’s internal control over financial reporting because of a material weakness.
Restatement of the March 31, 2023 Financial Statements
As discussed in Note 1A to the financial statements, the accompanying March 31, 2023 financial statements have been restated to correct an error relating to the accounting treatment for the elimination of the three-month reporting lag in connection with the sale of MUFG Union Bank, N.A.
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

The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with expectations of future economic conditions. Due to the heightened volatility and uncertainty primarily arising from changes in global economic conditions, inflation, monetary policies, and geopolitical situations, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario.

Thus, we identified certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario, which are used to determine the allowance for credit losses for certain loans within the Commercial and Krungsri segments as critical audit matters. Auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.
How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario used to determine the allowance for credit losses for certain loans within the Commercial and Krungsri segments included the following, among others:

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

The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgements due to the subjectivity and uncertainty associated with the development of qualitative adjustments. There was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to develop certain qualitative adjustments to capture the effects on modelled expected credit losses primarily arising from changes in global economic conditions, inflation, monetary policies, and geopolitical situations for the Commercial segment, and the inflation and temporary relief measures for the Krungsri segment.

Thus, we identified certain qualitative adjustments included in the allowance for credit losses for certain loans within the Commercial and Krungsri segments as a critical audit matter. Auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to certain qualitative adjustments included in the allowance for credit losses for certain loans within the Commercial and Krungsri segments included the following, among others:

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
Allowance for Credit Losses—Commercial Segment—Internal Credit Rating—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description

The determination of the allowance for credit losses for the Commercial segment required management to make significant judgments, due to the subjectivity and uncertainty associated with the determination of internal credit rating for borrowers who were experiencing weakness in their business performance, which were highly dependent on the estimation of a borrower’s performance and business sustainability. When these borrowers’ performance and business sustainability were affected by changes in the external and internal business environment, including changes in global economic conditions, inflation, monetary policies, and geopolitical situations, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine the borrowers’ internal credit rating.

Thus, for borrowers who were experiencing weakness in their business performance, we identified the internal credit rating used to determine the allowance for credit losses for certain loans within the Commercial segment as a critical audit matter. Auditing the borrowers’ internal credit rating required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the internal credit rating for particular borrowers used to determine the allowance for credit losses for certain loans within the Commercial segment included the following, among others:

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
Valuation of Level 3 Loans Held for Sale—Refer to Notes 1 and 31 to the Financial Statements
Critical Audit Matter Description

The MUFG Group has banking subsidiaries that engage in lending as one of their core businesses. When loans are classified as held for sale, they are measured at the lower of cost or fair value, and no allowance for loan losses is estimated. The fair value is based on secondary market prices, recent transactions or discounted cash flows. Unlike financial instruments whose inputs are readily observable and, more easily independently corroborated, the valuation of loans held for sale classified as Level 3 is inherently subjective and often involves the use of unobservable inputs and internal valuation models. Of those level 3 loans held for sale, when borrowers were experiencing weakness in their business performance, and the market credit information of those borrowers was limited, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine the valuation of loans held for sale.

Thus, for borrowers who were experiencing weakness in their business performance, when the market credit information of those borrowers was limited, we identified the valuation of certain level 3 loans held for sale as a critical audit matter. Auditing the valuation of the loans held for sale required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists and credit specialists, when performing audit procedures to evaluate the reasonableness of the valuation.
How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of certain level 3 loans held for sale included the following, among others:

•With the assistance of our valuation specialists and credit specialists, we evaluated the valuation of the level 3 loans held for sale by comparing to those we independently developed using available external inputs and independent valuation models.

/s/Deloitte Touche Tohmatsu LLC
Tokyo, Japan
July 30, 2024
We have served as the MUFG Group’s auditor since 1976.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2023 AND 2024

(in millions)	2023	2024
ASSETS
Cash and due from banks (Note 9)	¥60,050,640	¥4,391,530
Interest-earning deposits in other banks (Note 9)	53,989,863	105,631,633
Cash, due from banks and interest-earning deposits in other banks	114,040,503	110,023,163
Call loans and funds sold	1,802,463	1,738,416
Receivables under resale agreements (Note 15)	14,058,963	18,495,497
Receivables under securities borrowing transactions (Note 15)	4,555,748	5,000,989
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥11,407,569 and ¥7,370,330 in 2023 and 2024) (including ¥19,691,210 and ¥19,716,612 measured at fair value under the fair value option in 2023 and 2024) (Notes 9, 15, 23 and 31)	46,168,461	49,745,992
Investment securities (Notes 3, 9 and 31):
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥6,277,947 and ¥6,086,602 in 2023 and 2024)	35,740,802	31,395,372
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥8,264,085 and ¥7,345,438 in 2023 and 2024) (fair value of ¥21,386,156 and ¥24,557,514 in 2023 and 2024)	21,520,081	24,843,962
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥724 and ¥474 in 2023 and 2024) (including ¥4,619,120 and ¥5,648,879 in 2023 and 2024 measured at fair value)	5,001,048	6,132,092
Total investment securities	62,261,931	62,371,426
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥144,288 and ¥124,818 in 2023 and 2024) (Notes 4 and 9)	119,955,460	127,936,495
Allowance for credit losses (Note 4)	(1,272,898)	(1,366,221)
Net loans	118,682,562	126,570,274
Premises and equipment—net (Notes 5 and 7)	860,578	873,027
Customers’ acceptance liability	378,525	430,221
Intangible assets—net (Notes 2 and 6)	1,174,223	1,298,966
Goodwill (Notes 2 and 6)	296,772	490,344
Other assets (net of allowance for credit losses of ¥15,918 and ¥16,757 at March 31, 2023 and 2024) (Notes 7, 8, 9, 13, 14 and 31)	17,455,004	20,398,146
Total assets	¥381,735,733	¥397,436,461
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 25)
Cash and due from banks	¥8,243	¥10,146
Interest-earning deposits in other banks	52,031	34,166
Trading account assets	1,367,928	1,266,293
Investment securities	2,076,737	2,320,543
Loans	16,598,585	17,514,131
All other assets	998,096	1,463,239
Total assets of consolidated VIEs	¥21,101,620	¥22,608,518

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2023 AND 2024

(in millions, except shares)	2023	2024
LIABILITIES AND EQUITY
Deposits (Notes 9 and 10):
Domestic offices:
Non-interest-bearing	¥35,186,603	¥36,105,211
Interest-bearing	147,716,037	147,169,199
Overseas offices:
Non-interest-bearing	2,617,346	2,682,164
Interest-bearing	49,756,795	60,460,810
Total deposits	235,276,781	246,417,384
Call money and funds purchased (Notes 9 and 11)	3,437,614	5,094,171
Payables under repurchase agreements (Notes 9, 15 and 16)	40,132,459	35,710,750
Payables under securities lending transactions (Notes 9, 15 and 16)	1,137,693	1,016,931
Due to trust account and other short-term borrowings (including ¥49,555 and ¥54,159 measured at fair value under the fair value option in 2023 and 2024) (Notes 9, 12 and 31)	14,309,258	15,796,947
Trading account liabilities (Notes 15, 23 and 31)	14,178,275	16,587,151
Bank acceptances outstanding	378,525	430,221
Long-term debt (including ¥431,338 and ¥234,909 measured at fair value under the fair value option in 2023 and 2024) (Notes 7, 9, 12 and 31)	39,071,755	39,922,322
Other liabilities (Notes 1, 7, 8, 9, 13, 14, 15, 16, 26 and 31)	17,347,206	17,983,371
Total liabilities	365,269,566	378,959,248
Commitments and contingent liabilities (Notes 24 and 26)
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 12,687,710,920 shares and 12,337,710,920 shares at March 31, 2023 and 2024, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	4,902,155	4,636,097
Retained earnings (Notes 19 and 33):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,169,710	9,072,572
Accumulated other comprehensive income, net of taxes (Note 20)	844,192	2,221,263
Treasury stock, at cost—665,392,775 common shares and 610,482,347 common shares at March 31, 2023 and 2024	(482,552)	(614,111)
Total Mitsubishi UFJ Financial Group shareholders’ equity	15,763,346	17,645,662
Noncontrolling interests	702,821	831,551
Total equity	16,466,167	18,477,213
Total liabilities and equity	¥381,735,733	¥397,436,461
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 25)
Other short-term borrowings	¥45,432	¥46,208
Long-term debt	406,429	379,017
All other liabilities	163,075	131,066
Total liabilities of consolidated VIEs	¥614,936	¥556,291
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 (RESTATED) AND 2024

(in millions)	2022	2023 (Restated)	2024
Interest income:
Loans, including fees (Note 4)	¥1,731,962	¥2,973,667	¥4,321,102
Deposits in other banks	57,392	359,054	709,819
Investment securities:
Interest	180,959	401,935	572,295
Dividends	133,537	146,053	148,113
Trading account assets	400,185	551,372	802,454
Call loans and funds sold	4,418	19,854	31,823
Receivables under resale agreements and securities borrowing transactions	22,485	159,475	521,468
Total	2,530,938	4,611,410	7,107,074
Interest expense:
Deposits	216,591	1,170,155	2,515,412
Call money and funds purchased	685	3,783	2,296
Payables under repurchase agreements and securities lending transactions	31,577	479,170	1,078,007
Due to trust account, other short-term borrowings and trading account liabilities	51,978	188,798	401,286
Long-term debt	259,526	380,090	516,123
Total	560,357	2,221,996	4,513,124
Net interest income	1,970,581	2,389,414	2,593,950
Provision for credit losses (Note 4)	277,995	8,148	237,990
Net interest income after provision for credit losses	1,692,586	2,381,266	2,355,960
Non-interest income:
Fees and commissions income (Note 27)	1,658,863	1,701,637	1,898,974
Foreign exchange gains (losses)—net (Note 28)	106,868	25,232	(294,224)
Trading account losses—net (Notes 28 and 31)	(824,420)	(792,098)	(699,049)
Investment securities gains (losses)—net (Note 3)	(119,026)	(254,178)	1,379,550
Equity in earnings of equity method investees—net (Note 14)	436,583	398,086	463,802
Gains (losses) on sales of loans including valuation adjustment for loans held for sale (Note 4)	16,600	(34,039)	(45,067)
Gain on sale of MUFG Union Bank (Note 2)	—	349,442	—
Other non-interest income	119,321	92,828	163,597
Total	1,394,789	1,486,910	2,867,583
Non-interest expense:
Salaries and employee benefits (Note 13)	1,277,408	1,343,631	1,397,950
Occupancy expenses—net (Notes 5 and 26)	165,323	162,204	156,027
Fees and commissions expenses	310,861	340,141	385,172
Outsourcing expenses, including data processing	317,995	351,323	320,851
Depreciation of premises and equipment (Note 5)	82,652	73,793	79,587
Amortization of intangible assets (Note 6)	261,026	274,380	288,558
Impairment of intangible assets (Note 6)	33,301	5,151	15,042
Insurance premiums, including deposit insurance	95,551	74,334	91,005
Communications	57,369	58,375	58,608
Taxes and public charges	99,659	100,291	105,420
Impairment of goodwill (Note 6)	—	33,553	—
Provision for off-balance sheet credit instruments	46,339	20,747	32,902
Impairment (reversal of impairment) of assets held for sale (Note 2)	134,141	(134,141)	—
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank (Note 2)	3,165	282,540	—
Other non-interest expenses (Notes 5 and 26)	261,312	433,632	409,827
Total	3,146,102	3,419,954	3,340,949

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 (RESTATED) AND 2024

(in millions, except per share amount)	2022	2023 (Restated)	2024
Income (loss) before income tax expense (benefit)	(58,727)	448,222	1,882,594
Income tax expense (benefit) (Note 8)	(14,511)	41,174	501,567
Net income (loss) before attribution of noncontrolling interests	(44,216)	407,048	1,381,027
Net income attributable to noncontrolling interests	39,104	30,413	52,906
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(83,320)	¥376,635	¥1,328,121
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥(83,320)	¥376,635	¥1,328,121
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22):
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥(6.51)	¥30.58	¥110.87
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	(6.93)	30.26	110.58
Weighted average common shares outstanding	12,798	12,318	11,979
Weighted average diluted common shares outstanding	12,798	12,319	11,981

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 (RESTATED) AND 2024

(in millions)	2022	2023 (Restated)	2024
Net income (loss) before attribution of noncontrolling interests	¥(44,216)	¥407,048	¥1,381,027
Other comprehensive income, net of tax (Note 20):
Net unrealized gains (losses) on investment securities	(261,493)	(202,955)	41,949
Net debt valuation adjustments	23,324	17,806	(44,650)
Net unrealized losses on derivatives qualifying for cash flow hedges	(12,774)	(5,117)	(505)
Defined benefit plans (Note 13)	50,949	(20,331)	382,809
Foreign currency translation adjustments	752,479	847,705	1,096,700
Total	552,485	637,108	1,476,303
Comprehensive income	508,269	1,044,156	2,857,330
Net income attributable to noncontrolling interests	39,104	30,413	52,906
Other comprehensive income attributable to noncontrolling interests	35,971	19,949	99,232
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥433,194	¥993,794	¥2,705,192
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 (RESTATED) AND 2024

(in millions, except per share amount)	2022	2023 (Restated)	2024
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270
Balance at end of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270
Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,533,761	¥5,327,772	¥4,902,155
Stock-based compensation	1,555	(6,022)	(792)
Retirement of common stock	(204,456)	(418,098)	(265,010)
Other—net	(3,088)	(1,497)	(256)
Balance at end of fiscal year	¥5,327,772	¥4,902,155	¥4,636,097
Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571
Balance at end of fiscal year	¥239,571	¥239,571	¥239,571
Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥8,589,900	¥8,172,646	¥8,169,710
Effect of adopting new guidance on troubled debt restructurings and vintage disclosures	—	—	13,663
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(83,320)	376,635	1,328,121
Cash dividends:
Common stock—¥26.00 per share in 2022, ¥30.50 per share in 2023, and ¥36.50 per share in 2024	(333,934)	(379,571)	(438,922)
Balance at end of fiscal year	¥8,172,646	¥8,169,710	¥9,072,572

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 (RESTATED) AND 2024

(in millions)	2022	2023 (Restated)	2024
Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of fiscal year	¥(289,481)	¥227,033	¥844,192
Net change during the fiscal year	516,514	617,159	1,377,071
Balance at end of fiscal year	¥227,033	¥844,192	¥2,221,263
Treasury stock, at cost:
Balance at beginning of fiscal year	¥(503,072)	¥(452,224)	¥(482,552)
Purchases of shares of treasury stock (Note 18)	(158,529)	(450,376)	(400,090)
Sales of shares of treasury stock	5,581	2,118	3,835
Retirement of common stock	204,456	418,098	265,010
Net increase resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	(660)	(168)	(314)
Balance at end of fiscal year	¥(452,224)	¥(482,552)	¥(614,111)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,605,068	¥15,763,346	¥17,645,662
Noncontrolling interests:
Balance at beginning of fiscal year	¥583,605	¥691,454	¥702,821
Initial subscriptions of noncontrolling interests	5,647	3,316	58,117
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	67,300	(10,174)	(22,204)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(14,468)	(9,925)	(32,837)
Decrease in noncontrolling interests related to disposition of subsidiaries	(80)	(2,489)	(816)
Net income attributable to noncontrolling interests	39,104	30,413	52,906
Dividends paid to noncontrolling interests	(25,626)	(18,784)	(25,738)
Other comprehensive income, net of taxes	35,971	19,949	99,232
Other—net	1	(939)	70
Balance at end of fiscal year	¥691,454	¥702,821	¥831,551
Total equity	¥16,296,522	¥16,466,167	¥18,477,213

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 (RESTATED) AND 2024

(in millions)	2022	2023 (Restated)	2024
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥(44,216)	¥407,048	¥1,381,027
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	343,678	348,173	368,145
Impairment of goodwill (Note 6)	—	33,553	—
Impairment of intangible assets (Note 6)	33,301	5,151	15,042
Gain on sale of MUFG Union Bank (Note 2)	—	(349,442)	—
Impairment (reversal of impairment) of assets held for sale (Note 2)	134,141	(134,141)	—
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank (Note 2)	3,165	282,540	—
Provision for credit losses (Note 4)	277,995	8,148	237,990
Employee benefit cost (income) for severance indemnities and pension plans (Note 13)	(25,675)	47,740	(27,001)
Investment securities (gains) losses—net	119,026	254,178	(1,379,550)
Amortization of premiums (discounts) on investment securities	72,672	51,514	(43,874)
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 31)	(55,634)	(37,318)	16,736
Foreign exchange (gains) losses—net	(345,968)	(508,644)	511,334
Equity in earnings of equity method investees—net	(436,583)	(398,086)	(463,802)
Provision (benefit) for deferred income tax expense	(370,668)	(410,275)	93,123
Decrease (increase) in trading account assets, excluding foreign exchange contracts	4,143,581	(184,246)	(3,046,474)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(2,195,400)	2,740,193	2,094,319
Net decrease (increase) in collateral for derivative transactions	(824,720)	713,541	(437,941)
Net decrease (increase) in margin for listed derivative transactions	(103,568)	(136,057)	132,819
Decrease in cash collateral for the use of Bank of Japan’s settlement infrastructure	65,838	—	—
Net increase in loans held for sale in the business transferred to U.S. Bancorp (Note2)	—	(1,499,485)	—
Other—net	118,390	872,051	(942,166)
Net cash provided by (used in) operating activities	909,355	2,106,136	(1,490,273)
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	58,611,669	56,577,840	62,450,314
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	36,056,569	32,907,726	31,987,266
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(94,237,804)	(81,038,628)	(87,806,011)
Proceeds from maturities of Held-to-maturity debt securities	565,012	127,815	1,380,753
Purchases of Held-to-maturity debt securities	(1,712,488)	(16,975,528)	(3,889,987)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	2,212,801	2,857,748	3,146,236
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,503,946)	(1,912,280)	(2,893,370)
Net decrease in cash from sale of MUB	—	(1,711,764)	—
Net cash paid for dispositions of certain business of MUAH	(724,428)	—	—
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of BK, net of cash acquired (Note 2)	—	—	(64,104)
Acquisition of PT Home Credit Indonesia, a subsidiary of BK, net of cash acquired (Note 2)	—	—	(28,917)
Acquisition of PT Mandala Multifinance Tbk, a subsidiary of BK, net of cash acquired (Note 2)	—	—	(46,025)
Acquisition of AlbaCore Capital Group., a subsidiary of TB, net of cash acquired (Note 2)	—	—	(42,817)
Net decrease (increase) in loans	164,122	(1,496,724)	(1,709,541)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	1,005,422	(1,297,909)	(3,646,170)
Proceeds from sales of premises and equipment	76,068	32,214	57,728
Capital expenditures for premises and equipment	(102,964)	(116,367)	(113,716)
Purchases of intangible assets	(264,038)	(272,534)	(315,146)
Proceeds from sales and dispositions of investments in equity method investees	65,398	137,992	41,179
Proceeds from sales of consolidated VIEs and subsidiaries—net	42,050	1,697	163,521
Other—net	(16,608)	(34,917)	60,247
Net cash provided by (used in) investing activities	236,835	(12,213,619)	(1,268,560)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 (RESTATED) AND 2024

(in millions)	2022	2023 (Restated)	2024
Cash flows from financing activities:
Net increase in deposits	1,559,807	6,207,093	3,659,260
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	1,128,806	11,656,491	(6,039,816)
Net increase (decrease) in due to trust account and other short-term borrowings	4,404,313	(8,456,081)	804,718
Proceeds from issuance of long-term debt	4,659,212	7,529,772	3,188,412
Repayments of long-term debt	(5,466,007)	(4,168,619)	(3,962,569)
Proceeds from sales of treasury stock	2,688	1,212	3,327
Payments for acquisition of treasury stock (Note 18)	(158,529)	(450,376)	(400,090)
Dividends paid	(333,844)	(379,490)	(438,716)
Dividends paid by subsidiaries to noncontrolling interests	(25,626)	(18,784)	(25,738)
Other—net	(385,778)	55,059	(39,223)
Net cash provided by (used in) financing activities	5,385,042	11,976,277	(3,250,435)
Effect of exchange rate changes on cash and cash equivalents	1,251,522	1,063,752	1,994,454
Net increase (decrease) in cash and cash equivalents	7,782,754	2,932,546	(4,014,814)
Cash and cash equivalents at beginning of fiscal year	103,328,790	111,111,544	114,044,090
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	109,820,547	114,040,503	110,023,163
Restricted cash included in other assets	5,778	3,587	6,113
Cash and cash equivalents classified as assets held for sale included in other assets (Note 2)	1,285,219	—	—
Cash and cash equivalents at end of fiscal year	¥111,111,544	¥114,044,090	¥110,029,276

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥596,453	¥1,942,163	¥4,363,668
Income taxes, net of refunds	220,139	453,869	520,859
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements (Note 7)	4,055	11,066	16,174
Assets acquired under operating lease arrangements (Note 7)	48,095	35,678	50,996
Reclassification of assets and liabilities in transferred business of MUFG Union Bank to assets and liabilities held for sale (Note 2)
Assets reclassified, excluding cash and cash equivalents	10,336,348	—	—
Liabilities reclassified	11,157,660	—	—
Dispositions of certain business of MUAH
Assets transferred, excluding cash and cash equivalents	4,477	—	—
Liabilities transferred	758,654	—	—
Sale of MUFG Union Bank (Note 2)
Assets sold, excluding cash and cash equivalents	—	11,501,815	—
Liabilities sold	—	13,127,973	—
Shares of U.S. Bancorp common stock received	—	276,099	—
Non-interest bearing note receivable from U.S. Bancorp	—	396,601	—
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	—	160,036
Fair value of liabilities assumed	—	—	96,152
Acquisition of PT Home Credit Indonesia, a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	—	59,317
Fair value of liabilities assumed	—	—	30,494
Acquisition of PT Mandala Multifinance Tbk, a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	—	99,031
Fair value of liabilities assumed	—	—	34,676
Fair value of noncontrolling interests	—	—	10,448
Acquisition of AlbaCore Capital Group, a subsidiary of TB (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	—	90,197
Fair value of liabilities assumed	—	—	12,187
Fair value of noncontrolling interests	—	—	17,214
Contingent consideration liabilities	—	—	17,979

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1A.    RESTATEMENT OF THE MARCH 31, 2023 FINANCIAL STATEMENTS
Subsequent to the issuance of the March 31, 2023 financial statements, Mitsubishi UFJ Financial Group, Inc. (“MUFG”) concluded it was necessary to restate the March 31, 2023 consolidated financial statements to correct an error related to the accounting treatment for the elimination of the three-month reporting lag in connection with the sale of MUFG Union Bank N.A. (“MUFG Union Bank”) that was completed on December 1, 2022 (the “sale date”).
Prior to the sale of MUFG Union Bank, we treated the December 31 fiscal year end of MUFG Union Bank as coterminous with MUFG’s fiscal year end of March 31 and consolidated the subsidiary on a three-month lag pursuant to ASC 810-10-45-12. Upon deconsolidation of MUFG Union Bank, the profit, loss and other comprehensive income for the three-month period preceding the sale date were not reflected on our consolidated statements of operations and comprehensive income but instead were recognized as direct adjustments to the retained earnings and accumulated other comprehensive income, respectively, as a reduction of the carrying value of MUFG Union Bank, as previously reported in our consolidated financial statements for the fiscal year ended March 31, 2023.
Subsequent to the issuance of our March 2023 financial statements, we received comments on the financial statements from the staff of the Securities and Exchange Commission. In response to these comments, MUFG concluded that the carrying basis of MUFG Union Bank used in the deconsolidation, and resulting measurement of the gain on sale, should have been based on the amounts as of the date three months prior to the sale date. Correction of this error results in amounts previously recognized as direct adjustments to equity, including retained earnings of ¥223,273 million, net of tax, being recognized as reductions of the gain on sale.
The following table presents the adjustments resulting from the correction of the error, the previously reported amounts and the restated amounts, by each financial statement line item and the per-share amounts affected, for the year ended March 31, 2023.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	March 31, 2023
(in millions)	As Previously Reported	Adjustments	As Restated
Consolidated Statement of Operations
Gain on sale of MUFG Union Bank (Note 2)	¥557,954	¥(208,512)	¥349,442
Total Non-interest income	1,695,422	(208,512)	1,486,910
Income (loss) before income tax expense (benefit)	656,734	(208,512)	448,222
Income tax expense (benefit) (Note 8)	26,413	14,761	41,174
Net income (loss) before attribution of noncontrolling interests	630,321	(223,273)	407,048
Net income (loss) attributable to Mitsubishi UFJ Financial Group	599,908	(223,273)	376,635
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	599,908	(223,273)	376,635
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22):
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥48.70	¥(18.12)	¥30.58
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	48.39	(18.13)	30.26

Consolidated Statement of Comprehensive Income
Net income (loss) before attribution of noncontrolling interests	¥630,321	¥(223,273)	¥407,048
Other comprehensive income, net of tax (Note 20):
Net unrealized gains (losses) on investment securities	(220,772)	17,817	(202,955)
Net unrealized losses on derivatives qualifying for cash flow hedges	5,398	(10,515)	(5,117)
Defined benefit plans (Note 13)	7,262	(27,593)	(20,331)
Total Other comprehensive income, net of tax (Note 20)	657,399	(20,291)	637,108
Comprehensive income	1,287,720	(243,564)	1,044,156
Comprehensive income attributable to Mitsubishi UFJ Financial Group	1,237,358	(243,564)	993,794

Consolidated Statement of Equity
Unappropriated retained earnings (Note 19):
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥599,908	¥(223,273)	¥376,635
Elimination of the difference in reporting periods of the transferred business (Note 2)	(223,273)	223,273	—
Accumulated other comprehensive income (loss), net of taxes:
Net change during the fiscal year	637,450	(20,291)	617,159
Elimination of the difference in reporting periods of the transferred business (Note 2)	(20,291)	20,291	—

Consolidated Statement of Cash Flows
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥630,321	¥(223,273)	¥407,048
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Gain on sale of MUFG Union Bank (Note 2)	(557,954)	208,512	(349,442)
Provision (benefit) for deferred income tax expense	(427,776)	17,501	(410,275)
Other—net	874,791	(2,740)	872,051

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business
MUFG is a holding company for MUFG Bank, Ltd. (“MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 29 for more information by business segment.
Basis of Financial Statements
The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). In certain respects, the accompanying consolidated financial statements reflect adjustments to conform with U.S. GAAP and therefore such adjustments are not included in the consolidated financial statements issued by MUFG in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and certain of its subsidiaries in accordance with the corresponding applicable statutory requirements and accounting practices in their respective countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) accrued severance indemnities and pension liabilities, (9) goodwill and other intangible assets and (10) lease transactions.
Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2022, 2023 and 2024, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in a decrease of ¥60.64 billion, an increase of ¥16.56 billion, and an increase of ¥14.95 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2022, 2023 and 2024 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2022, 2023 and 2024.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to management judgment primarily relate to the allowance for credit losses, the accounting for goodwill and the valuation of financial instruments, which are described in “Item 5.E. Critical Accounting Estimates”.
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
Cash Flows—For the purposes of reporting cash flows, cash and cash equivalents consist of Cash and due from banks, Interest-earning deposits in other banks, and certain restricted cash included in Other assets. Restricted cash included in cash and cash equivalents represents cash or deposits subject to withdrawal or usage restrictions, and mainly consist of reserves on deposits with the Bank of Japan and similar reserves required for foreign offices and subsidiaries engaged in banking businesses in foreign countries. Cash flows from qualified hedging activities are classified in the same category as the items being hedged. The cash flows associated with derivative instruments and their related gains and losses are classified in the cash flows from operating activities category.
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
Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2022, 2023 and 2024, there were no such transactions accounted for as sales or purchases.
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
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings Corporation (“MUFG Americas Holdings” or “MUAH”), Bank of Ayudhya Public Company Limited (“Krungsri”), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. The MUFG Americas Holdings segment was eliminated due to the transfer of the MUFG Union Bank shares to U.S. Bancorp and the internal reorganization within the MUFG Group during the fiscal year ended March 31, 2023. Please refer to Note 2 and Note 4 for further information of the transfer.
Past due status is determined based on the contractual terms of the loan and the actual number of days since the date the last payment was made.
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and Krungsri segments, and six months or more with respect to loans within the Residential segment. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectability of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income.
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
For the allowance methodology, the MUFG Group uses quantitative models that incorporate economic forecast scenarios. These economic forecast scenarios include macroeconomic variables that have historically been correlated with historical credit losses. These variables include, but are not limited to, unemployment rates and gross domestic product. As any one economic forecast scenario is inherently uncertain, multiple economic forecast scenarios were leveraged. The macroeconomic variables in multiple economic forecast scenarios and weightings given to each scenario depend on a variety of factors including recent economic conditions and views of internal, as well as third-party, economists. The allowance for credit losses for modifications are primarily measured using a discounted cash flow methodology that utilizes a discount rate based on the post-modification contractual interest rate, other than credit losses in the Card segment, for which the allowance is measured using collectively-assessed allowance methodology.

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
In all segments, when estimating the allowance for credit losses, significant management assumptions are incorporated into economic variables, qualitative adjustments, or both to capture specific risks or uncertainties.
There are de minimis or zero expected credit losses, for example, for lending and financing transactions, such as Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivables under securities borrowing transactions because the term is short and the credit quality of the counterparties is normal.
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
In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the carrying amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible and is charged off.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	3 to 10	Straight-line
Core deposit intangibles	9 to 16	Straight-line
Customer relationships	3 to 27	Straight-line, Declining-balance
Trade names	5 to 40	Straight-line
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Fees and Commissions—The MUFG Group recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of service. The timing of recognition is dependent on whether the MUFG Group satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time.
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
Earnings (loss) per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing earnings applicable to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period, including dilutive effects of restricted stock units and performance-based stock units of Morgan Stanley. See Note 22 for the computation of basic and diluted EPS.
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
Stock-Based Compensation—MUFG and certain of its subsidiaries have a stock compensation-type stock option plan (“Stock Option Plan”) for directors (excluding outside directors and directors serving as audit committee members), corporate executives, executive officers and senior fellows (collectively, “officers”). Compensation costs under the Stock Option Plan are recognized based on the grant date fair value of the stock option (“Stock Acquisition Rights”) over the period during officers are required to provide

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
service in accordance with the terms of the Stock Option Plan. MUFG and certain of its subsidiaries also have performance-based stock compensation plan (“the Board Incentive Plan”). The awards granted under the Board Incentive Plan are classified as either liability for the part of award which are provided to officers in cash or equity for the part of award which are provided to officers in the common shares of MUFG. Compensation costs are recognized over the requisite service period for the entire awards. For awards classified as liability, compensation costs are measured based on the fair value calculated by the quoted price of common shares of MUFG at the date of fiscal year-end and remeasured at the end of each reporting period. Changes in quoted prices of common shares of MUFG between the date of grant and the settlement of awards are recognized in the period which the changes occur. For awards classified as equity, compensation costs are measured based on the grant date fair value by the quoted price of the common shares of MUFG.
Accounting Changes
Troubled Debt Restructurings and Vintage Disclosures—In March 2022, the Financial Accounting Standards Board (“FASB”) issued new guidance which eliminates the accounting and disclosure requirements for Troubled Debt Restructurings (“TDRs”) by creditors and introduces new required disclosures for loan modifications made to borrowers experiencing financial difficulty. The guidance also amends the requirement for vintage disclosures to disclose current period gross charge-offs by year of origination. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The guidance should be applied prospectively, except for requirements related to the recognition and measurement of TDRs, for which entities have the option to apply a modified retrospective transition method. The MUFG Group adopted the guidance on April 1, 2023, using the modified retrospective transition method on the requirements related to the recognition and measurement of TDRs, and there was no material impact on its financial position and results of operations. The allowance for modified loans is mainly measured using a discounted cash flow methodology that utilizes a discount rate based on the post-modification contractual interest rate, other than modified loans in the Card segment, for which the allowance is measured using collectively-assessed allowance methodology.
Recently Issued Accounting Pronouncements
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

Improvements to Reportable Segment Disclosures—In November 2023, the FASB issued new guidance which clarifies and enhances the requirements for reportable segment disclosures. This guidance requires additional reportable segment disclosures on an annual and interim basis, primarily about significant segment expenses and other segment items that are regularly provided to the chief operating decision maker and included within the reported measure of segment profit or loss. This guidance does not change how operating segments are identified or aggregated, or how quantitative thresholds are applied to determine the reportable segments. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The MUFG Group is currently evaluating what effect this guidance will have on its segment information disclosures.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
2.    BUSINESS DEVELOPMENTS
Sale of MUFG Union Bank and Investment in Shares of U.S. Bancorp
In September 2021, the MUFG Group agreed to the sale of all shares in MUFG Union Bank, the wholly-owned primary operating subsidiary in the United States, to U.S. Bancorp (“USB”), which is not a related party of the MUFG Group. The businesses of MUFG Union Bank that the MUFG Group sold to USB exclude the Global Corporate & Investment Banking (“GCIB”) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that were retained by MUFG Union Bank), the Global Markets business to the extent related to the GCIB business and certain assets and liabilities that are part of shared middle and back office functions. Under a legal agreement, the assets and liabilities of these operations were transferred to other entities within the MUFG Group before it sold the shares of MUFG Union Bank. Through this transaction, the MUFG Group aimed to maximize shareholder value by improving our capital efficiency.

The carrying amount of any assets that are not covered by the guidance on long-lived assets and included in the disposal group, must be adjusted in accordance with other applicable guidance before measuring the disposal group by lower of cost or market method. The loss amount, which was recognized through lower of cost or market method from the assets and liabilities held for sale, was ¥134,141 million for the fiscal year ended March 31, 2022. Such amount, which included the fluctuation of the fair value related to the sold business from September 2021 to March 31, 2022, is included in Impairment (reversal of impairment) of assets held for sale in the consolidated statements of operations. However, the fair value less cost to sell exceeded the carrying value during the first half of the fiscal year ended March 31, 2023, and the reversal of ¥134,141 million, which is included in Impairment (reversal of impairment) of assets held for sale in the consolidated statements of operations, was recognized, and as a result, the valuation allowance for assets held for sale which was included in Other Asset was fully reversed.
On December 1, 2022, the MUFG Group sold all the issued and outstanding shares of common stock of MUFG Union Bank to USB for the agreed upon consideration of ¥754.0 billion in cash and 44,374,155 shares, ¥276.1 billion, of USB common stock representing approximately 3% of the outstanding shares. The MUFG Group would receive from USB an additional ¥464.5 billion in cash within five years of the closing date, whose discounted present value at sale was ¥396.6 billion. Before the closing of the sale, MUFG Union Bank declared and paid a special dividend of approximately ¥636.8 billion to MUAH. The MUFG Group recorded a pretax gain on the sale of MUFG Union Bank of ¥349.4 billion, net of cost to sell the business. The gain was included in Gain on sale of MUFG Union Bank in the consolidated statements of operations for the fiscal year ended March 31, 2023. The business of MUFG Union Bank that was transferred to USB had ¥13,935.6 billion in assets at sale, including ¥2,251.3 billion of interest-earning deposits in other banks, ¥3,123.3 billion of investment securities, and ¥7,567.7 billion of loans. The total amount of liabilities was ¥13,128.0 billion, including ¥11,789.9 billion of deposits. The pretax loss recorded for the business transferred to USB was ¥11,385 million and ¥506,329 million for the fiscal years ended March 31, 2022 and 2023, respectively. The cash receipts and cash payments for loans held for sale that were originated by MUFG Union Bank during the year, prior to the sale to USB, are presented within Net increase in loans held for sale in the business transferred to USB in the consolidated statement of cash flows for the fiscal year ended March 31, 2023. MUFG Union Bank's cash and cash equivalents balance at sale was ¥2,433.8 billion, which when combined with ¥754.0 billion in cash received from USB and certain adjustments resulted in a net decrease in cash and cash equivalents at sale of ¥1,711.8 billion.

In August 2023, after the completion of the sale of MUFG Union Bank, MUFG Bank additionally acquired 24,000,000 shares of the common stock of USB for a purchase price of ¥136.8 billion. Following this investment, MUFG Bank’s total shareholding in USB increased to 4.39%. The proceeds received by USB for the investment were paid to MUAH to reduce the outstanding obligation due within five years of the closing date of the sale simultaneously.
Acquisition of HC Consumer Finance Philippines, Inc & PT Home Credit Indonesia
On June 1, 2023, MUFG Bank and its consolidated subsidiary, Krungsri, acquired 100% of the shares of HC Consumer Finance Philippines, Inc. (“HC Philippines”), and paid ¥69,841 million, with certain price adjustments after June 1, 2023, in total in cash. As a result of the acquisition, Krungsri and MUFG Bank hold 75% and 25% of the shares, respectively.

The total assets and total liabilities of the acquired business of HC Philippines were ¥137,577 million, including net loans of ¥108,359 million, and ¥96,152 million, including long-term debt of ¥43,891 million, respectively. The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The goodwill resulting from the acquisition of HC Philippines was ¥28,196 million, which was not deductible for income tax purposes, and was allocated to the Global Commercial Banking Business Group Segment. The intangible assets resulting from the acquisitions of HC Philippines was ¥9,373 million with a weighted average amortization periods of 5.7 years, primarily including ¥6,137 million of a customer relationship with an amortization period of 7.5 years. The revenue and net income of HC Philippines since the acquisition date were ¥38,584 million and ¥2,547 million, respectively, for the fiscal year ended March 31, 2024. The acquired loans of HC Philippines, other than those purchased with credit deterioration,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
had a fair value of ¥104,391 million at the acquisition date, with unpaid principal balances of ¥109,032 million. At the acquisition date, the MUFG Group estimated these loans’ contractual cash flows expected not to be collected were ¥4,100 million for HC Philippines.

On October 2, 2023, Krungsri and Bank Danamon's consolidated subsidiary, PT Adira Dinamika Multi Finance, Tbk (“ADMF”) acquired approximately 84.8% of the shares of PT Home Credit Indonesia, Inc. (“HC Indonesia”), and paid ¥31,812 million in total in cash. As a result of the acquisition, Krungsri and ADMF hold 75% and approximately 9.8% of the HC Indonesia's shares, respectively.
In March 2024, Krungsri completed a capital injection of ¥4,896 million into HC Indonesia. Following this capital injection, Krungsri’s total shareholding in HC Indonesia increased to 80% and ADMF’s total shareholding in HC Indonesia decreased to approximately 4.9%.

The total assets and total liabilities of the acquired business of HC Indonesia were ¥44,178 million, including net loans of ¥24,949 million, and ¥30,494 million, including other short-term borrowings of ¥22,299 million, respectively. The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The goodwill resulting from the acquisition of HC Indonesia was ¥18,034 million, which was not deductible for income tax purposes, and was allocated to the Global Commercial Banking Business Group Segment. The intangible assets resulting from the acquisitions of HC Indonesia were ¥3,964 million with a weighted average amortization of 6.9 years, primarily including ¥3,582 million of a customer relationship with an amortization period of 7.1 years. The revenue and net income of HC Indonesia since the acquisition date were ¥6,978 million and ¥345 million, respectively, for the fiscal year ended March 31, 2024. The fair value of the noncontrolling interests was immaterial. The acquired loans of HC Indonesia, other than those purchased with credit deterioration, had a fair value of ¥25,768 million at the acquisition date, with unpaid principal balances of ¥27,389 million. At the acquisition date, the MUFG Group estimated these loans’ contractual cash flows expected not to be collected were ¥1,505 million

The MUFG group intends to strengthen its business in Southeast Asia through the establishment of business platforms in the region in collaboration with partner banks in which MUFG Bank has invested. In executing this strategy, the MUFG Group will continue striving to contribute to the growth of Southeast Asian economy.

During the fiscal year ended March 31, 2024, the MUFG Group incurred ¥1,044 million of acquisition-related costs of HC Philippines and HC Indonesia.
Pro forma statements of operations
The following unaudited pro forma statements of operations present the result of operations for HC Philippines and HC Indonesia as if the acquisitions had occurred on April 1, 2022:

	HC Philippines		HC Indonesia
	Fiscal years ended March 31,		Fiscal years ended March 31,
	2023	2024	2023	2024
	(in millions)
Statements of operations data
Total revenue	¥45,643	¥62,218	¥23,080	¥27,004
Net income (loss) attributable to Mitsubishi UFJ Financial Group	4,166	4,766	(141)	(139)
,

The unaudited pro forma statements of operations of HC Philippines include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥1,523 million for the fiscal year ended March 31, 2023, and ¥1,641 million for the fiscal year ended March 31, 2024. The unaudited pro forma statements of operations of HC Indonesia include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥527 million for the fiscal year ended March 31, 2023, and ¥567 million for the fiscal year ended March 31, 2024.
Acquisition of PT Mandala Multifinance Tbk
On March 13, 2024, MUFG Bank and its consolidated subsidiary, ADMF acquired 80.6% of the shares in PT Mandala Multifinance Tbk (“MFIN”). MUFG Bank paid ¥59,025 million and ADMF paid ¥8,360 million in cash. As a result of the acquisition, MUFG Bank and ADMF hold 70.6% and 10% of the shares, respectively.

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
The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The total assets and total liabilities of the acquired business were ¥80,236 million, including net loans of ¥47,937 million, and ¥34,676 million, including long-term debt of ¥28,319 million, respectively. The goodwill resulting from the acquisition was ¥31,795 million, which was not deductible for income tax purposes, and was allocated to the Global Commercial Banking Business Group Segment. The intangible assets resulting from the acquisition were ¥15,139 million with a weighted average amortization period of 5.3 years, primarily including ¥10,602 million of a customer relationship with an amortization period of 8.0 years. Due to the proximity of the acquisition date to the MUFG Group's fiscal year end date, the revenue and net income of MFIN for the fiscal year ended March 31, 2024, were not material to the MUFG Group. The MUFG Group also recorded noncontrolling interests of ¥10,448 million at fair value determined by a quoted market price as of the acquisition date. The acquired loans of MFIN other than those purchased with credit deterioration had a fair value of ¥42,152 million at the acquisition date, with unpaid principal balances of ¥42,633 million. At the acquisition date, the MUFG Group estimated these loans’ contractual cash flows expected not to be collected were ¥1,450 million.
Pro forma statements of operations
The following unaudited pro forma statements of operations present the result of operations for MFIN as if the acquisition had occurred on April 1, 2022:

	Fiscal years ended March 31,
	2023	2024
	(in millions)
Statements of operations data
Total revenue	¥19,733	¥20,580
Net income attributable to Mitsubishi UFJ Financial Group	¥3,014	¥1,416
,

The unaudited pro forma statements of operations include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥2,630 million and ¥2,748 million for the fiscal years ended March 31, 2023 and 2024, respectively.
Acquisition of AlbaCore Capital Group
On November 14, 2023, Mitsubishi UFJ Trust and Banking's consolidated subsidiary, First Sentier Investor acquired 75% interest in AlbaCore Capital Group (“AlbaCore”). Cash consideration paid on change of control was ¥49,266 million, with fair value of contingent consideration of ¥17,979 million being recognized. The valuation of the contingent consideration is calculated with reference to certain future earnings metrics and targets of AlbaCore, discounted to net present value. The deferred payment of contingent consideration is subject to earnings for certain future fiscal periods exceeding a threshold. If the future earnings exceed the threshold, a variable payment depending on value of the future earnings will be made.

The MUFG Group has outlined a strategy for sustainable growth and enhanced profitability, which includes capital utilization in growth areas such as the global asset management business. Through the acquisition of AlbaCore, the MUFG Group will offer new products in the highly demanded alternatives sector and expand its touchpoints with new customers, thereby further strengthening the global asset management business.

The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the fiscal year ended March 31, 2024, the MUFG Group incurred ¥2,599 million of acquisition-related costs. These expenses are included in Other non-interest expenses in the accompanying consolidated statements of operations for the fiscal year ended March 31, 2024. The total assets and total liabilities of the acquired business were ¥33,583 million, including cash and bank deposits of ¥6,448 million and intangible assets of ¥23,709 million, and ¥12,187 million, including deferred tax liabilities of ¥5,927 million, respectively. The goodwill resulting from the acquisition was ¥63,063 million, which was not deductible for income tax purposes, and was allocated to the Asset Management & Investor Services Business Group Segment. The intangible assets resulting from the acquisition were ¥23,709 million with a weighted average amortization period of 15.7 years, primarily including ¥22,478 million of a customer relationship with a weighted average amortization period of 16.0 years. The MUFG Group also recorded noncontrolling interests of ¥17,214 million at fair value based on the consideration paid for its controlling ownership interest adjusted for control premiums, which were calculated using market data. The revenue and net loss of AlbaCore since the acquisition date were ¥1,107 million and ¥155 million, respectively, for the fiscal year ended March 31, 2024.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Pro forma statements of operations
The following unaudited pro forma statements of operations present the results of operations as if the acquisition of AlbaCore had occurred on April 1, 2022:

	Fiscal years ended March 31,
	2023	2024
	(in millions)
Statements of operations data
Total revenue	¥7,780	¥8,279
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(712)	¥859

The unaudited pro forma statements of operations include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥1,390 million and ¥1,426 million for the fiscal years ended March 31, 2023 and 2024, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
3.    INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2023 and 2024:

At March 31, 2023:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥26,153,862	¥16,510	¥123,769	¥26,046,603
Japanese prefectural and municipal bonds	2,773,750	2,063	15,872	2,759,941
Foreign government and official institution bonds	3,029,042	2,072	108,372	2,922,742
Corporate bonds	1,051,347	9,791	2,977	1,058,161
Residential mortgage-backed securities	1,110,126	569	441	1,110,254
Asset-backed securities	1,418,563	16,116	4,364	1,430,315
Other debt securities	417,755	1,873	6,842	412,786
Total	¥35,954,445	¥48,994	¥262,637	¥35,740,802
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥13,860,457	¥32,927	¥19,789	¥13,873,595
Japanese prefectural and municipal bonds	1,144,825	2,473	7,808	1,139,490
Corporate bonds	46,730	213	3	46,940
Residential mortgage-backed securities	3,913,346	13,606	105,754	3,821,198
Asset-backed securities	2,554,723	19	49,809	2,504,933
Total	¥21,520,081	¥49,238	¥183,163	¥21,386,156

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2024:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,287,730	¥5,768	¥126,098	¥23,167,400
Japanese prefectural and municipal bonds	1,055,564	227	9,800	1,045,991
Foreign government and official institution bonds	3,407,036	4,653	132,406	3,279,283
Corporate bonds	1,015,312	10,550	4,271	1,021,591
Residential mortgage-backed securities	1,229,615	255	345	1,229,525
Asset-backed securities	1,239,772	9,251	1,877	1,247,146
Other debt securities	408,467	3,419	7,450	404,436
Total	¥31,643,496	¥34,123	¥282,247	¥31,395,372
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥15,191,741	¥4,745	¥97,603	¥15,098,883
Japanese prefectural and municipal bonds	1,999,182	2,048	16,328	1,984,902
Corporate bonds	119,490	93	179	119,404
Residential mortgage-backed securities	4,952,083	3,153	179,537	4,775,699
Asset-backed securities	2,581,466	3,681	6,521	2,578,626
Total	¥24,843,962	¥13,720	¥300,168	¥24,557,514

Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2024 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥3,540,173	¥3,541,664	¥21,034,934
Due from one year to five years	8,493,590	8,461,176	5,841,097
Due from five years to ten years	6,917,839	6,838,185	1,682,434
Due after ten years	5,892,360	5,716,489	2,836,907
Total	¥24,843,962	¥24,557,514	¥31,395,372
Realized Gains and Losses
For the fiscal years ended March 31, 2022, 2023 and 2024, gross realized gains on sales of Available-for-sale debt securities were ¥85,525 million, ¥107,238 million and ¥124,557 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥36,698 million, ¥169,686 million and ¥274,042 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Impairment Losses on Investment Securities
For the fiscal years ended March 31, 2022 and 2023, impairment losses on Available-for-sale debt securities of ¥47,281 million and ¥359,330 million were included in Investment securities gains (losses)—net in the accompanying consolidated statements of operations. These were mainly the impairment losses on the Available-for-sale debt securities held by MUFG Union Bank, which were reclassified as held for sale, and then sold on December 1, 2022.
For the fiscal year ended March 31, 2024, impairment losses on Available-for-sale debt securities, which mainly comprised of corporate bonds, were included in Investment securities gains (losses)—net in the accompanying consolidated statements of operations and were not material.
For the fiscal years ended March 31, 2022, 2023 and 2024, the MUFG Group’s Held-to-maturity debt securities were guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Based on the analysis performed, the MUFG Group has the intent and ability to hold these securities to maturity. Therefore, no credit losses were expected on these securities and no impairment loss has been recorded.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2023 and 2024 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2023:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥7,644,337	¥8,066	¥2,105,210	¥115,703	¥9,749,547	¥123,769	438
Japanese prefectural and municipal bonds	962,234	1,781	711,896	14,091	1,674,130	15,872	723
Foreign government and official institution bonds	858,970	18,677	1,436,798	89,695	2,295,768	108,372	118
Corporate bonds	331,411	1,800	249,088	1,177	580,499	2,977	256
Residential mortgage-backed securities	166,778	5	522,774	436	689,552	441	15
Asset-backed securities	310,388	4,170	39,806	194	350,194	4,364	32
Other debt securities	48,804	1,266	47,886	5,576	96,690	6,842	28
Total	¥10,322,922	¥35,765	¥5,113,458	¥226,872	¥15,436,380	¥262,637	1,610

	Less than 12 months		12 months or more		Total
At March 31, 2024:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥18,640,364	¥9,427	¥1,756,792	¥116,671	¥20,397,156	¥126,098	440
Japanese prefectural and municipal bonds	416,047	1,502	520,133	8,298	936,180	9,800	574
Foreign government and official institution bonds	402,021	9,723	1,895,194	122,683	2,297,215	132,406	97
Corporate bonds	178,960	535	439,771	3,736	618,731	4,271	324
Residential mortgage-backed securities	185,197	14	343,621	331	528,818	345	14
Asset-backed securities	23,810	9	160,109	1,868	183,919	1,877	17
Other debt securities	202,787	54	64,908	7,396	267,695	7,450	56
Total	¥20,049,186	¥21,264	¥5,180,528	¥260,983	¥25,229,714	¥282,247	1,522

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Evaluating Available-for-sale debt securities for Impairment losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Japanese prefectural and municipal bonds, Foreign government and official institution bonds
As of March 31, 2024, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of March 31, 2024 and no impairment loss has been recorded.
Corporate bonds
As of March 31, 2024, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of March 31, 2024, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group determined through analysis that no credit loss was identified on such securities as of March 31, 2024 because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.
Asset-backed securities
As of March 31, 2024, unrealized losses on these securities were primarily driven by certain CLOs, highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of March 31, 2024 and no impairment loss has been recorded.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at March 31, 2022, 2023 and 2024:

	Fiscal years ended March 31,
	2022	2023	2024
	(in millions)
Net gains (losses) recognized during the period(1)	¥(125,271)	¥104,023	¥1,527,173
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	(38,042)	18,313	114,436
Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥(87,229)	¥85,710	¥1,412,737

Note:
(1)Included in Investment securities gains (losses)—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2023 and 2024:

	2023	2024
	(in millions)
Measurement alternative balance	¥381,928	¥483,213
The related adjustments for these securities for the fiscal years ended March 31, 2022, 2023 and 2024 were as follows:

	Fiscal years ended March 31,
	2022	2023	2024
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(4,299)	¥(8,230)	¥(11,943)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥—	¥(440)	¥(1,567)
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥3,067	¥5,090	¥882

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
(4)The cumulative impairment losses at March 31, 2023 and 2024 were ¥20,151 million and ¥29,569 million, respectively.
(5)The cumulative downward changes for observable prices at March 31, 2023 and 2024 were ¥1,393 million and ¥2,961 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2023 and 2024 were ¥59,069 million and ¥58,104 million, respectively.

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
However, beginning in the fiscal year ended March 2023, the MUAH segment is included in the Other segment in the respective tables, because its importance as a segment declined as a result of the sale of MUFG Union Bank and an internal reorganization within the MUFG Group. The reorganization involved the transfer of assets, including loans of ¥2,614,535 million from the MUAH segment to the Commercial segment on November 14, 2022. See Note 2 for further information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Total Outstanding Loans and Past Due Analysis
The table below presents total outstanding loans and past due analysis by class at March 31, 2023 and 2024.

	Past Due
At March 31, 2023:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥6,599	¥12,485	¥19,084	¥55,519,315	¥87,659	¥55,626,058	¥2,652
Foreign	8,818	33,203	42,021	41,268,228	879,423	42,189,672	12,158
Residential	32,514	11,496	44,010	12,830,845	—	12,874,855	3,342
Card	14,992	26,587	41,579	431,263	—	472,842	—
Krungsri	188,802	136,627	325,429	7,457,206	—	7,782,635	—
Other	14,241	20,235	34,476	1,375,934	—	1,410,410	—
Total	¥265,966	¥240,633	¥506,599	¥118,882,791	¥967,082	¥120,356,472	¥18,152
Unearned income, unamortized premiums—net and deferred loan fees—net						(401,012)
Total						¥119,955,460

	Past Due
At March 31, 2024:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥6,108	¥8,289	¥14,397	¥57,371,397	¥112,496	¥57,498,290	¥3,004
Foreign	1,447	27,517	28,964	46,483,163	841,088	47,353,215	13,307
Residential	33,943	11,980	45,923	12,451,455	—	12,497,378	3,837
Card	15,790	28,388	44,178	440,672	—	484,850	—
Krungsri	244,414	204,894	449,308	8,383,588	—	8,832,896	—
Other	23,125	28,553	51,678	1,706,489	—	1,758,167	—
Total	¥324,827	¥309,621	¥634,448	¥126,836,764	¥953,584	¥128,424,796	¥20,148
Unearned income, unamortized premiums—net and deferred loan fees—net						(488,301)
Total						¥127,936,495

Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 for further information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The information on nonaccrual loans by class at March 31, 2023 and 2024, and recognized interest income on nonaccrual loans by class for the fiscal years ended March 31, 2023 and 2024 are shown below:

	Recorded Loan Balance
March 31, 2023:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥401,836	¥99,657	¥5,409
Foreign	246,675	65,242	5,918
Residential	47,910	3,962	1,052
Card	67,159	—	17
Krungsri	211,705	3,286	6,482
Other	29,848	5	3,885
Total	¥1,005,133	¥172,152	¥22,763

	Recorded Loan Balance
March 31, 2024:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥295,055	¥89,994	¥3,920
Foreign	225,572	59,564	8,747
Residential	41,101	4,067	848
Card	72,554	—	18
Krungsri	278,709	2,909	10,208
Other	33,782	16	2,826
Total	¥946,773	¥156,550	¥26,567

Notes:
(1)Nonaccrual loans in the above table do not include loans held for sale of ¥9,205 million and ¥378,401 million at March 31, 2023 and 2024, respectively.
(2)These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the fiscal years ended March 31, 2022 and 2023:

Fiscal year ended March 31, 2022	Troubled Debt Restructurings		Troubled Debt Restructurings That Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥168,348	¥167,342	¥12,020
Foreign	16,144	16,144	13,180
Residential(1)(3)	22,484	22,484	203
Card(2)(3)	20,937	19,824	2,746
MUAH(2)(3)	11,384	11,384	—
Krungsri(2)(3)	14,869	14,869	5,657
Other(2)	11,403	11,403	4,715
Total	¥265,569	¥263,450	¥38,521

Notes:
(1)TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)TDRs for the Card, MUAH, Krungsri and Other segments include accrual and nonaccrual loans.
(3)For the fiscal year ended March 31, 2022, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUAH segment.

Fiscal year ended March 31, 2023	Troubled Debt Restructurings		Troubled Debt Restructurings That Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥68,477	¥68,477	¥8,123
Foreign	35,319	35,319	11,945
Residential(1)(3)	15,291	15,291	116
Card(2)(3)	22,355	21,407	2,783
Krungsri(2)(3)	94,790	94,790	5,289
Other(2)	21,141	21,141	1,569
Total	¥257,373	¥256,425	¥29,825

Notes:
(1)TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
(2)TDRs for the Card, Krungsri and Other segments include accrual and nonaccrual loans.
(3)For the fiscal year ended March 31, 2023, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments and reduction in the stated rate was the primary concession type in the Card segment.
A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal years ended March 31, 2022 and 2023 was not material.
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
The MUFG Group provided commitments to extend credit to customers with TDRs. The amounts of such commitments were ¥101,339 million at March 31, 2023. See Note 24 for further discussion of commitments to extend credit.
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

Loan Modifications
The following table summarizes the MUFG Group’s loan modifications that were made to borrowers experiencing financial difficulty by class for the fiscal year ended March 31, 2024:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2024:	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥3,110	0.01%	¥—
Term extension	315,702	0.55	5,201
Combination of interest rate reduction and term extension	7,038	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥1,720	0.00%	¥—
Term extension	83,764	0.18	227
Combination of interest rate reduction and term extension	82	0.00	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	14,842	0.12	105
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	23,689	4.89	3,038
Combination of term extension and principal forgiveness	226	0.05	3
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥553	0.01%	¥217
Term extension	301,293	3.41	10,329
Combination of interest rate reduction and term extension	1,663	0.02	492
Combination of term extension and principal forgiveness	663	0.01	444
All other modifications and combinations	1,143	0.01	187
Other(2)
Interest rate reduction	¥606	0.03%	¥304
Term extension	6,464	0.37	415
Combination of interest rate reduction and term extension	345	0.02	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

Notes:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accruing and nonaccrual loans.
Loan modifications made to borrowers experiencing financial difficulty for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such loans on the period-ended amortized cost basis is immaterial, and the vast majority of nonaccrual modified loans have subsequently defaulted.
Loans that had a payment default during the period and had been modified to borrowers experiencing financial difficulty at the time of the modification within the previous 12 months preceding the payment default in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as a default under the MUFG Group’s credit policy. Additionally, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, Krungsri and Other segments, loan modifications made to borrowers experiencing financial difficulty in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccrual and accruing loans that became past due one month or more within the Card segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when determining the allowance for credit losses, and are factored into projecting future cash flows for segments other than the Card segment, for which such default information is considered when using collectively-assessed allowance methodology.
The following table provides the financial effect of the modifications made to borrowers experiencing financial difficulty by class for the fiscal year ended March 31, 2024:

Fiscal year ended March 31, 2024:	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.13%.
Term extension	Added a weighted-average 1.0 years to the life of loans.
Foreign
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.46% .
Term extension	Added a weighted-average 0.8 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.6 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 15.22%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥809 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 1.38%.
Term extension	Added a weighted-average 2.3 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥1,269 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 3.40%.
Term extension	Added a weighted-average 3.0 years to the life of loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table provides the performance of loans that have been modified in the last 12 months to borrowers experiencing financial difficulty by class for the fiscal year ended March 31, 2024:

Fiscal year ended March 31, 2024:	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥324,772	¥740	¥338
Foreign	85,566	—	—
Residential(1)	13,770	918	154
Card(2)	17,888	3,961	2,066
Krungsri(2)	277,919	18,125	9,271
Other(2)	5,673	1,448	294
Total	¥725,588	¥25,192	¥12,123

Notes:

(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accrual and nonaccrual loans.

The MUFG Group provided commitments to extend credit to borrowers experiencing financial difficulty that were granted modifications in the form of principal forgiveness, an interest rate reduction, or a term extension for the fiscal year ended March 31, 2024. The amount of such commitments was ¥64,250 million at March 31, 2024. See Note 24 for further discussion of commitments to extend credit and information on the balance of commitments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2023 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2023	2022	2021	2020	2019	2018	Prior
	(in millions)
Commercial:	¥32,957,651	¥10,100,587	¥8,626,319	¥5,653,421	¥4,385,807	¥9,366,641	¥25,743,172	¥15,050	¥96,848,648
Domestic	20,132,474	6,099,692	6,675,895	4,002,329	3,214,528	7,406,590	8,006,891	—	55,538,399
Normal	19,867,845	5,957,659	6,472,135	3,823,755	3,126,146	6,722,981	7,722,379	—	53,692,900
Close Watch	222,202	124,499	172,270	114,534	74,635	567,514	262,686	—	1,538,340
Likely to become Bankrupt or Legally/Virtually Bankrupt	42,427	17,534	31,490	64,040	13,747	116,095	21,826	—	307,159
Foreign	12,825,177	4,000,895	1,950,424	1,651,092	1,171,279	1,960,051	17,736,281	15,050	41,310,249
Normal	12,508,547	3,931,278	1,857,934	1,577,120	1,083,934	1,824,977	17,540,822	15,050	40,339,662
Close Watch	262,388	34,656	60,637	50,210	71,966	79,450	174,436	—	733,743
Likely to become Bankrupt or Legally/Virtually Bankrupt	54,242	34,961	31,853	23,762	15,379	55,624	21,023	—	236,844
Residential	¥688,000	¥747,161	¥607,237	¥919,359	¥811,469	¥9,077,669	¥23,960	¥—	¥12,874,855
Accrual	687,800	747,121	607,047	918,781	810,933	9,034,589	22,093	—	12,828,364
Nonaccrual	200	40	190	578	536	43,080	1,867	—	46,491
Card	¥12	¥147	¥240	¥239	¥181	¥587	¥403,687	¥67,749	¥472,842
Accrual	1	7	10	8	9	37	391,237	14,374	405,683
Nonaccrual	11	140	230	231	172	550	12,450	53,375	67,159
Krungsri	¥1,824,628	¥1,046,959	¥654,933	¥692,616	¥515,731	¥605,053	¥2,427,923	¥14,792	¥7,782,635
Performing	1,689,034	956,470	570,865	553,616	406,258	459,322	2,292,418	—	6,927,983
Under-Performing	108,770	66,555	67,504	111,435	85,928	98,103	104,652	—	642,947
Non-Performing	26,824	23,934	16,564	27,565	23,545	47,628	30,853	14,792	211,705
Other	¥551,560	¥190,786	¥108,148	¥48,867	¥19,875	¥80,252	¥410,922	¥—	¥1,410,410
Accrual	549,274	187,638	106,522	47,235	17,832	75,726	396,334	—	1,380,561
Nonaccrual	2,286	3,148	1,626	1,632	2,043	4,526	14,588	—	29,849

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Credit quality indicators of loans and fiscal year of origination by class at March 31, 2024, and gross charge-offs for the fiscal year ended March 31, 2024 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2024:	2023	2022	2021	2020	2019	Prior
	(in millions)
Commercial:	¥36,089,439	¥13,326,456	¥7,110,866	¥5,965,489	¥4,197,181	¥9,777,389	¥27,367,612	¥63,489	¥103,897,921
Domestic	20,392,832	7,709,706	4,897,276	5,099,173	3,195,961	7,915,170	8,175,676	—	57,385,794
Normal	20,168,687	7,567,872	4,700,171	4,955,680	3,058,292	7,289,232	7,918,471	—	55,658,405
Close Watch	212,521	132,768	182,359	120,759	91,961	524,833	242,574	—	1,507,775
Likely to become Bankrupt or Legally/Virtually Bankrupt	11,624	9,066	14,746	22,734	45,708	101,105	14,631	—	219,614
Gross charge-offs	2,478	26,192	1,379	2,669	9,904	8	—	—	42,630
Foreign	15,696,607	5,616,750	2,213,590	866,316	1,001,220	1,862,219	19,191,936	63,489	46,512,127
Normal	15,305,350	5,445,830	2,166,976	827,405	877,978	1,680,485	18,889,310	60,877	45,254,211
Close Watch	330,450	142,807	41,638	23,625	110,527	129,927	269,944	—	1,048,918
Likely to become Bankrupt or Legally/Virtually Bankrupt	60,807	28,113	4,976	15,286	12,715	51,807	32,682	2,612	208,998
Gross charge-offs	9,301	8,575	1,057	794	174	130	10,131	—	30,162
Residential	¥668,170	¥659,156	¥714,292	¥573,679	¥864,058	¥8,997,473	¥20,550	¥—	¥12,497,378
Accrual	668,118	658,831	714,154	573,444	863,432	8,959,995	18,891	—	12,456,865
Nonaccrual	52	325	138	235	626	37,478	1,659	—	40,513
Gross charge-offs	—	—	2	6	28	1,253	—	—	1,289
Card	¥21	¥181	¥224	¥269	¥207	¥638	¥409,416	¥73,894	¥484,850
Accrual	—	10	7	7	9	34	396,746	15,483	412,296
Nonaccrual	21	171	217	262	198	604	12,670	58,411	72,554
Gross charge-offs	18	63	100	112	97	117	9,712	10,801	21,020
Krungsri	¥2,215,333	¥1,450,106	¥765,619	¥424,919	¥446,139	¥757,303	¥2,757,237	¥16,240	¥8,832,896
Performing	2,071,276	1,275,616	664,819	351,517	331,928	549,104	2,586,440	—	7,830,700
Under-Performing	108,463	110,830	72,604	58,066	88,437	146,982	138,105	—	723,487
Non-Performing	35,594	63,660	28,196	15,336	25,774	61,217	32,692	16,240	278,709
Gross charge-offs	6,514	43,442	24,871	12,054	12,636	15,261	29,402	2,405	¥146,585
Other	¥749,054	¥296,723	¥94,173	¥45,408	¥26,103	¥87,724	¥458,982	¥—	¥1,758,167
Accrual	743,600	291,516	92,176	44,523	24,642	82,574	445,355	—	1,724,386
Nonaccrual	5,454	5,207	1,997	885	1,461	5,150	13,627	—	33,781
Gross charge-offs	4,815	15,962	6,212	1,810	785	3,036	6,013	—	38,633

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).
Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues.
Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are contractually past due 90 days or more for special reasons.
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
For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the Krungsri and Other segments, credit quality indicators are generally based on information as of December 31.

Allowance for Credit Losses
Effective as of April 1, 2023, the MUFG Group adopted new guidance on measurement of credit losses on financial instruments for loan modifications made to borrowers experiencing financial difficulty.

Under the new guidance, the MUFG Group adopts a discounted cash flow methodology that utilizes a discount rate that is based on the post-modification contractual interest rate, other than modified loans in the Card segment, for which the allowance is measured using collectively-assessed allowance methodology. See Note 1 for further information.
Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2022, 2023 and 2024 are shown below:

Fiscal year ended March 31, 2022:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥734,577	¥82,893	¥44,217	¥131,755	¥293,396	¥61,553	¥1,348,391
Provision for (reversal of) credit losses	236,659	(10,899)	15,473	(101,112)	90,514	47,360	277,995
Charge-offs	57,848	2,121	20,153	19,208	83,474	55,208	238,012
Recoveries collected	11,898	14	1,231	9,532	22,890	13,150	58,715
Net charge-offs	45,950	2,107	18,922	9,676	60,584	42,058	179,297
Other(1)	8,800	—	—	9,398	(940)	6,354	23,612
Balance at end of fiscal year	¥934,086	¥69,887	¥40,768	¥30,365	¥322,386	¥73,209	¥1,470,701

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2023:	Commercial	Residential	Card	Krungsri	Other(2)	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥934,086	¥69,887	¥40,768	¥322,386	¥103,574	¥1,470,701
Transfer from MUAH to Commercial segment	33,062	—	—	—	(33,062)	—
Provision for (reversal of) credit losses	(113,886)	(9,511)	19,236	70,729	41,580	8,148
Charge-offs	158,780	645	18,255	95,489	55,922	329,091
Recoveries collected	18,784	16	720	25,457	24,506	69,483
Net charge-offs	139,996	629	17,535	70,032	31,416	259,608
Other(1)	6,323	—	—	34,948	12,386	53,657
Balance at end of fiscal year	¥719,589	¥59,747	¥42,469	¥358,031	¥93,062	¥1,272,898

Fiscal year ended March 31, 2024:	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥719,589	¥59,747	¥42,469	¥358,031	¥93,062	¥1,272,898
Provision for (reversal of) credit losses	66,240	(1,500)	21,927	117,553	33,770	237,990
Charge-offs	72,792	1,289	21,020	146,585	38,633	280,319
Recoveries collected	14,488	6	713	30,635	17,173	63,015
Net charge-offs	58,304	1,283	20,307	115,950	21,460	217,304
Other(1)(3)(4)	17,989	—	(7,666)	54,837	7,477	72,637
Balance at end of fiscal year	¥745,514	¥56,964	¥36,423	¥414,471	¥112,849	¥1,366,221

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the fiscal year ended March 31, 2023, the beginning balance and the ending balance of the Other segment in the above table includes the allowance for credit losses of ¥30,365 million and ¥3,428 million, respectively, which were previously included in the MUAH segment.
(3)For the fiscal year ended March 31, 2024, Other includes the impact of the change in accounting principle relating to the recognition and measurement of TDRs, which was adopted on April 1, 2023. The total impact across all segments was negative of ¥18,869 million.
(4)For the fiscal year ended March 31, 2024, the Krungsri and Other segments include the initial allowance for credit losses for the loans purchased with credit deterioration of ¥20,134 million and ¥2,097 million, respectively.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease from charge-offs in the allowance for credit losses amounting to ¥0.4 billion, ¥79.9 billion and ¥15.7 billion for the fiscal years ended March 31, 2022, 2023 and 2024, respectively, due to loan disposal activity.
The MUFG Group sold ¥2,011 billion, ¥2,879 billion and ¥2,788 billion of loans within the Commercial segment during the fiscal years ended March 31, 2022, 2023 and 2024, respectively.
The MUFG Group sold ¥518 billion of loans within the MUAH segment during the fiscal year ended March 31, 2022. The MUFG Group sold ¥556 billion of loans within the current Other segment, previously included in the MUAH segment, during the fiscal year ended March 31, 2023.

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
For the Commercial, Krungsri and Other segments, collateral relating to these loans is comprised primarily of real estate, and to a lesser extent, exchange traded equity securities and deposits etc. For the Residential segment, collateral on these loans was mainly real estate.

Loans Purchased with Credit Deterioration
The following table sets forth the reconciliation of the difference between the purchase price and the principal balance regarding loans acquired with credit deterioration, in connection with corporate acquisitions during the fiscal year ended March 31, 2024.

2024
(in millions)
Purchase price	¥15,588
Allowance for credit losses at acquisition	22,231
Non-credit discount	269
Principal balance	38,088

5.    PREMISES AND EQUIPMENT
Premises and equipment at March 31, 2023 and 2024 consisted of the following:

	2023	2024
	(in millions)
Land	¥393,932	¥389,349
Buildings	800,821	798,542
Equipment and furniture	509,828	556,956
Leasehold improvements	255,712	267,614
Construction in progress	34,679	29,595
Total	1,994,972	2,042,056
Less accumulated depreciation	1,134,394	1,169,029
Premises and equipment-net	¥860,578	¥873,027
For the fiscal years ended March 31, 2022, 2023 and 2024, the MUFG Group recognized ¥6,574 million, ¥5,317 million and ¥2,941 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥58 million, ¥174 million and ¥5,468 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
6.    GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2023 and 2024:

	Digital Service Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Total
	(in millions)
Balance at March 31, 2022:
Goodwill	¥—	¥144,793	¥736,002	¥235,794	¥2,300	¥1,118,889
Accumulated impairment losses(1)	—	(63,393)	(645,731)	(14,368)	—	(723,492)
Less: Goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank(2)	—	(2,415)	(89,371)	—	—	(91,786)
	—	78,985	900	221,426	2,300	303,611
Impairment loss	—	—	—	(33,553)	—	(33,553)
Foreign currency translation adjustments and other	—	9,683	(900)	17,931	—	26,714
Balance at March 31, 2023:
Goodwill(3)	—	152,236	481,263	253,725	2,300	889,524
Accumulated impairment losses(3)	—	(63,568)	(481,263)	(47,921)	—	(592,752)
	¥—	¥88,668	¥—	¥205,804	¥2,300	¥296,772
Goodwill acquired during the fiscal year(4)	15,884	—	94,018	63,063	—	172,965
Foreign currency translation adjustments and other	—	6,995	(556)	14,168	—	20,607
Balance at March 31, 2024:
Goodwill	15,884	159,231	574,725	330,956	2,300	1,083,096
Accumulated impairment losses	—	(63,568)	(481,263)	(47,921)	—	(592,752)
	¥15,884	¥95,663	¥93,462	¥283,035	¥2,300	¥490,344

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
(2)Represents goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank, which was reclassified as held for sale, and then sold on December 1, 2022.
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
(4)Goodwill acquired during the fiscal year ended March 31, 2024, mainly relate to the acquisitions described in Note2.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Other Intangible Assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2023 and 2024:

	2023			2024
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥3,440,220	¥2,606,923	¥833,297	¥3,789,481	¥2,862,485	¥926,996
Customer relationships	552,204	319,293	232,911	555,018	288,857	266,161
Core deposit intangibles	119,555	69,379	50,176	129,714	85,010	44,704
Trade names	79,861	41,090	38,771	84,584	45,784	38,800
Other	17,861	6,751	11,110	23,059	8,933	14,126
Total	¥4,209,701	¥3,043,436	1,166,265	¥4,581,856	¥3,291,069	1,290,787
Intangible assets not subject to amortization:
Other			7,958			8,179
Total			¥1,174,223			¥1,298,966
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2023, amounted to ¥273,108 million, which primarily consisted of ¥272,410 million of software. The weighted average amortization periods for these assets are 5 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2023, amounted to ¥1,479 million.
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2024, amounted to ¥385,705 million, which primarily consisted of ¥326,826 million of software and ¥53,885 million of customer relationships. The weighted average amortization periods for these assets are 6 years and 13 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2024, amounted to ¥3 million.
For the fiscal years ended March 31, 2022, 2023 and 2024, the MUFG Group recognized ¥33,301 million, ¥5,151 million and ¥15,042 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2025	¥306,050
2026	257,718
2027	209,648
2028	169,844
2029	120,996
7.    LEASE TRANSACTIONS
Lease transactions as a lessee
Right-of-use assets of finance leases, which are principally related to data processing equipment and included in Premises and equipment in the accompanying consolidated balance sheets, amounted to ¥16,402 million and ¥24,667 million at March 31, 2023 and 2024, respectively. Lease liabilities of these finance leases, which are included in Long-term debt in the accompanying consolidated balance sheets, amounted to ¥19,470 million and ¥26,371 million at March 31, 2023 and 2024, respectively.
Right-of-use assets of operating leases, which are principally related to office space and equipment are included in Other assets in the accompanying consolidated balance sheets, amounted to ¥227,112 million and ¥234,386 million at March 31, 2023 and 2024, respectively. Lease liabilities of these operating leases, which are included in Other liabilities in the accompanying consolidated balance sheets, amounted to ¥337,391 million and ¥328,559 million at March 31, 2023 and 2024, respectively.
For the fiscal years ended March 31, 2023 and 2024, the MUFG Group recognized ¥15,720 million and ¥18,112 million, respectively, of impairment losses for Right-of-use assets of operating leases, where recovery of the carrying amount is doubtful. The losses are included in Other non-interest expenses.
The discount rates used in determining the present value of leases are the MUFG Group’s incremental borrowing rate, developed based upon each lease’s term and currency of payment. The lease term includes options to extend the lease when it is reasonably certain that the MUFG Group will exercise that option. The MUFG Group has elected to exclude leases with original terms of less than one year from the operating lease right-of-use assets and lease liabilities. The MUFG Group’s lease arrangements that have not yet commenced as of March 31, 2024 are not material. Variable lease costs did not have a material impact on the MUFG Group’s results of operations.
The following table presents profit or loss of lease transactions as a lessee for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024
	(in millions)
Finance lease cost:
Amortization of right-of-use assets	¥4,816	¥5,672	¥6,352
Interest on lease liabilities	198	208	324
Operating lease cost	81,206	67,393	65,436

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents information of lease transactions as a lessee for the fiscal years ended March 31, 2023 and 2024:

	2023	2024
	(in millions, except years and percentages)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	¥282	¥322
Operating cash flows from operating leases	101,549	91,424
Financing cash flows from finance leases	8,124	9,115
Right-of-use assets obtained in exchange for new finance lease liabilities	11,066	16,174
Right-of-use assets obtained in exchange for new operating lease liabilities	35,678	50,996
Weighted-average remaining lease term:
Finance leases	3.5 years	3.8 years
Operating leases	7.6 years	7.3 years
Weighted-average discount rate:
Finance leases	0.84%	1.17%
Operating leases	0.90%	1.48%
Maturities of lease liabilities as of March 31, 2024 are as follows:

	Finance leases	Operating leases
	(in millions)
2025	¥9,313	¥80,332
2026	6,484	61,524
2027	5,055	45,592
2028	3,901	38,458
2029	1,978	29,947
2030 and thereafter	434	91,907
Total undiscounted cash flows	27,165	347,760
Difference between undiscounted and discounted cash flows	(794)	(19,201)
Amount on balance sheet	¥26,371	¥328,559
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents profit or loss of lease transactions as a lessor for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥116,430	¥127,724	¥143,086
Operating leases:
Lease income	4,202	6,978	8,545
Total	¥120,632	¥134,702	¥151,631
Finance income on net investment is included in Interest income—Loans, including fees in the consolidated statements of operations. Lease income from operating lease transactions is included in Other non-interest income in the consolidated statements of operations.
The following table presents the components of sales type and direct financing leases transactions as of March 31, 2023 and 2024:

	2023	2024
	(in millions)
Lease receivables (undiscounted)	¥2,046,277	¥2,281,720
Adjustments:
Discounted unguaranteed residual value	10,278	7,470
Initial direct cost on sales type and direct financing leases	32,780	36,671
Deferred selling profit	(350,553)	(403,356)
Net investment in sales type and direct financing leases	¥1,738,782	¥1,922,505
The following table presents maturity of the lease payment receivables of sales type and direct financing lease transactions as of March 31, 2024:

Lease receivables
(in millions)
2025	¥559,547
2026	535,710
2027	420,824
2028	306,061
2029	207,992
2030 and thereafter	251,586
Total undiscounted cash flows	2,281,720
Difference between undiscounted cash flows and the lease receivables recognized on balance sheet	(359,215)
Amount on balance sheet	¥1,922,505

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
8.    INCOME TAXES
Income (Loss) before Income Tax Expense (Benefit)
Income (loss) before income tax expense (benefit) by jurisdiction for the fiscal years ended March 31, 2022, 2023 and 2024 was as follows:

	2022	2023 (Restated)	2024
	(in millions)
Domestic income (loss)	¥(886,921)	¥(588,227)	¥611,036
Foreign income	828,194	1,036,449	1,271,558
Total	¥(58,727)	¥448,222	¥1,882,594
Income Tax Expense (Benefit)
The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2022, 2023 and 2024 was as follows:

	2022	2023 (Restated)	2024
	(in millions)
Current:
Domestic	¥243,993	¥250,780	¥106,951
Foreign	112,164	200,669	301,493
Total	356,157	451,449	408,444
Deferred:
Domestic	(308,214)	(348,997)	88,339
Foreign	(62,454)	(61,278)	4,784
Total	(370,668)	(410,275)	93,123
Income tax expense (benefit)	(14,511)	41,174	501,567
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	(87,628)	(60,071)	32,665
Debt valuation adjustments	10,296	7,858	(19,707)
Derivatives qualifying for cash flow hedges	(4,968)	(2,142)	(84)
Defined benefit plans	19,039	(10,341)	170,175
Foreign currency translation adjustments	96,742	86,576	156,027
Total	33,481	21,880	339,076
Total	¥18,970	¥63,054	¥840,643

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
Reconciliation of Effective Income Tax Rate
Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 30.6%, 30.6%, and 30.6% for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2022, 2023 and 2024 is as follows:

	2022	2023 (Restated)		2024
Combined normal effective statutory tax rate	30.6%	30.6%		30.6%
Nondeductible expenses	(12.0)	1.1		0.4
Impairment of goodwill	—	2.2		—
Foreign tax credit and payments	28.7	(6.9)		0.9
Lower tax rates applicable to income of subsidiaries	30.8	(4.1)		(1.5)
Change in valuation allowance	(90.1)	(1.3)		(1.4)
Taxation for gain on sale of shares in subsidiary	—	5.0	(1)	—
Nontaxable dividends received	85.1	(21.7)		(4.1)
Undistributed earnings of subsidiaries	(25.6)	(0.4)		0.9
Tax and interest expense for uncertainty in income taxes	(10.8)	—		—
Noncontrolling interest income	(0.7)	0.4		0.6
Effect of changes in tax laws	(2.4)	0.9		—
Expiration of loss carryforward	(7.0)	0.2		0.1
Other—net	(1.9)	3.2		0.1
Effective income tax rate	24.7%	9.2%		26.6%

Note:
(1)In March 2023, MUAH repurchased a portion of the shares in MUAH held by MUFG and MUFG Bank. The transaction resulted in the realization of a difference between the book value of the shares in MUAH for accounting and tax purposes, resulting in a ¥22,250 million increase in income tax expense and a 5.0 percentage points increase in the effective tax rate for the fiscal year ended March 31, 2023.
Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2023 and 2024 were as follows:

	2023	2024
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥418,732	¥456,512
Operating loss carryforwards	99,870	91,893
Loans	561	—
Accrued liabilities and other	413,587	383,888
Premises and equipment	119,395	122,682
Derivative financial instruments	303,644	528,280
Obligations under operating leases	88,088	86,146
Valuation allowance	(153,053)	(130,948)
Total deferred tax assets	¥1,290,824	¥1,538,453

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2023	2024
	(in millions)
Deferred tax liabilities:
Investment securities (including trading account assets at fair value under the fair value option)	379,581	728,752
Loans	—	1,936
Intangible assets	65,973	73,942
Lease transactions	12,514	11,619
Defined benefit plans	50,730	221,796
Investments in subsidiaries and affiliates	639,592	838,033
Right-of-use assets of operating leases	64,741	60,199
Other	103,915	72,981
Total deferred tax liabilities	1,317,046	2,009,258
Net deferred tax liabilities	¥(26,222)	¥(470,805)
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
For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2023 and 2024 to the extent that it is more likely than not that they will not be realized.
Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2023 and 2024, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥66,897 million and ¥110,552 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither the plan nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.
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
Operating Loss and Tax Credit Carryforwards
At March 31, 2024, the MUFG Group had operating loss carryforwards for corporate tax of ¥194,041 million and tax credit carryforwards of ¥21,530 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2025	¥84,613	¥622
2026	53,952	169
2027	551	170
2028	688	161
2029	14,585	352
2030	2,666	160
2031 and thereafter	7,006	18,120
No definite expiration date	29,980	1,776
Total	¥194,041	¥21,530
Uncertainty in Income Tax
The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024
	(in millions)
Balance at beginning of fiscal year	¥13,829	¥21,794	¥25,400
Gross amount of increases for current year’s tax positions	28	451	32
Gross amount of increases for prior years’ tax positions	6,320	279	—
Gross amount of decreases for prior years’ tax positions	(183)	(166)	(16,719)
Decreases due to lapse of applicable statutes of limitations	(8)	(116)	—
Foreign exchange translation and other	1,808	3,158	1,808
Balance at end of fiscal year	¥21,794	¥25,400	¥10,521
The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024
	(in millions)
Balance at beginning of fiscal year	¥2,417	¥2,848	¥2,167
Total interest and penalties in the consolidated statements of operations	156	(1,052)	(1,218)
Total cash settlements, foreign exchange translation and other	275	371	311
Balance at end of fiscal year	¥2,848	¥2,167	¥1,260
The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2022 and forward
United States—Federal	2019 and forward
United States—California	2016 and forward
Indonesia	2018 and forward

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
9.    PLEDGED ASSETS AND COLLATERAL
Pledged Assets
At March 31, 2024, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2024
(in millions)
Trading account securities	¥8,517,009
Investment securities	23,050,940
Loans	13,549,723
Other	29,680
Total	¥45,147,352
The above pledged assets were classified by type of liabilities to which they related as follows:

2024
(in millions)
Deposits	¥15,059
Payables under repurchase agreements and securities lending transactions	21,893,348
Other short-term borrowings and long-term debt	23,163,698
Other	75,247
Total	¥45,147,352
At March 31, 2024, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets with a combined carrying value of ¥21,934,678 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
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
Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2023 and 2024, the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,918,282 million and ¥2,995,695 million, respectively.
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
If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2024, the MUFG Group pledged ¥36,743 billion of assets that may not be sold or repledged by the secured parties.
Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2023 and 2024, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥32,111 billion and ¥38,178 billion, respectively, of which ¥24,063 billion and ¥25,808 billion, respectively, was sold or repledged.
At March 31, 2023 and 2024, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥2,585,837 million and ¥3,168,071 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,318,338 million and ¥1,397,315 million, respectively.
10.     DEPOSITS
At March 31, 2023 and 2024, the aggregate amount of time deposit accounts (including CDs) in denominations that meet or exceed the insured limit were ¥60,245,700 million and ¥65,857,695 million, respectively. These time deposits included domestic time deposits in denominations that meet or exceed the limit stipulated by the Deposit Insurance Act in Japan, which is ¥10 million, and foreign time deposits in denominations that meet or exceed any country-specific insurance fund limit.
The maturity information at March 31, 2024 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥27,838,991	¥38,504,497
Due after one year through two years	4,748,674	448,450
Due after two years through three years	2,181,825	230,917
Due after three years through four years	399,379	21,192
Due after four years through five years	527,234	6,915
Due after five years	821,073	31,277
Total	¥36,517,176	¥39,243,248

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
11.    CALL MONEY AND FUNDS PURCHASED
A summary of funds transactions for the fiscal years ended March 31, 2023 and 2024 is as follows:

	2023	2024
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥3,437,614	¥5,094,171
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.01%	0.09%
12.    DUE TO TRUST ACCOUNT, SHORT-TERM BORROWINGS AND LONG-TERM DEBT
Mitsubishi UFJ Trust and Banking holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.
However, excess cash funds of individual trust accounts are often placed with Mitsubishi UFJ Trust and Banking which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2023 and 2024 is as follows:

	2023	2024
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥5,871,244	¥4,659,456
Weighted average interest rate on outstanding balance at end of fiscal year	0.00%	0.00%
At March 31, 2023 and 2024, the MUFG Group had unused lines of credit for financing amounting to ¥3,321,061 million and ¥3,943,240 million, respectively. The amounts principally consist of pooled collateral which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Other short-term borrowings at March 31, 2023 and 2024 were comprised of the following:

	2023	2024
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,123,528	¥1,319,959
Borrowings from the Bank of Japan	1,186,251	2,171,660
Borrowings from other financial institutions	95,785	96,645
Other(1)	976,832	1,168,468
Total domestic offices	3,382,396	4,756,732
Foreign offices:
Commercial paper	4,771,323	6,160,424
Borrowings from other financial institutions	160,292	194,119
Short-term debentures	21,338	12,491
Other	105,501	13,725
Total foreign offices	5,058,454	6,380,759
Total	8,440,850	11,137,491
Less unamortized discount	2,836	—
Other short-term borrowings—net	¥8,438,014	¥11,137,491
Weighted average interest rate on outstanding balance at end of fiscal year	2.83%	3.02%

Note:
(1)Includes borrowings from the jointly operated designated money in trusts.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Long-term debt (with original maturities of more than one year) at March 31, 2023 and 2024 was comprised of the following:

	2023	2024
	(in millions)
MUFG:
Obligations under finance leases	¥1,720	¥377
Unsubordinated debt (1):
Fixed rate bonds, payable in US dollars, due 2024-2039, principally 0.95%-5.72%	7,226,689	7,672,722
Fixed rate bonds, payable in Euro, due 2024-2033, principally 0.34%-3.56%	578,508	566,150
Fixed rate bonds, payable in other currencies, due 2024-2029, principally 2.08%-4.05% (2)	37,425	41,488
Adjustable rate bonds, payable in Japanese yen, due 2025-2034, principally 0.14%-1.47%	451,500	545,200
Adjustable rate bonds, payable in Euro, due 2025-2031, principally 0.34%-4.64%	408,016	538,692
Adjustable rate borrowings, payable in Japanese yen, due 2029-2037, principally 0.91%-1.86%	272,000	245,000
Floating rate bonds, payable in US dollars, due 2025-2026, principally 6.26%-6.99%	400,487	249,827
Floating rate bonds, payable in Euro, due 2023, principally 3.25%	51,002	—
Floating rate bonds, payable in other currencies, due 2024, principally 5.61% (2)	35,876	39,444
Total	9,461,503	9,898,523
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2024-2034, principally 0.37%-1.67%	872,810	937,805
Fixed rate bonds, payable in US dollars, no stated maturity, principally 8.20%	—	117,692
Fixed rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.57%-0.79%	86,000	86,000
Adjustable rate bonds, payable in Japanese yen, due 2029-2034, principally 0.29%-1.21%	908,541	963,219
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 0.82%-2.50%	1,366,633	1,983,789
Adjustable rate borrowings, payable in Japanese yen, due 2029-2032, principally 0.30%-0.72%	34,000	34,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.85%-2.84%	94,856	175,675
Total	3,362,840	4,298,180
Total	12,826,063	14,197,080
MUFG Bank:
Obligations under finance leases	¥4,652	¥4,567
Unsubordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2024-2027, principally 0.63%-2.34%	37,300	17,200
Fixed rate bonds, payable in US dollars, due 2024-2052, principally 0.00%-4.70%	1,073,796	1,060,184
Fixed rate bonds, payable in Euro, due 2033, principally 1.81%	6,557	7,346
Fixed rate borrowings, payable in Japanese yen, due 2024-2028, principally 0.00%-0.26%	20,582,218	20,186,175
Fixed rate borrowings, payable in US dollars, due 2030-2035, principally 2.93%-3.81%	7,601	14,332
Adjustable rate borrowings, payable in US dollars, due 2024, principally 5.83%	86,127	167,308
Floating rate borrowings, payable in US dollars, due 2024-2035, principally 0.00%-6.71%	671,936	628,297
Floating rate borrowings, payable in Euro, due 2029-2036, principally 4.08%-4.51%	100,065	93,781
Total	22,565,600	22,174,623
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2025-2031, principally 1.95%-2.91%	175,500	176,000
Fixed rate borrowings, payable in Japanese yen, due 2025-2035, principally 0.47%-2.24%	59,500	41,500
Adjustable rate borrowings, payable in Japanese yen, due 2028, principally 1.09%	10,000	10,000
Floating rate borrowings, payable in Japanese yen, due 2027, principally 0.27%	15,000	15,000
Total	260,000	242,500
Obligations under loan securitization transaction accounted for as secured borrowings due 2024-2080, principally 0.13%-10.07%	445,821	360,081
Total	23,276,073	22,781,771

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2023	2024
	(in millions)
Other subsidiaries:
Obligations under finance leases	¥13,098	¥21,427
Unsubordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2024-2051, principally 0.00%-14.30%	1,012,649	1,051,354
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2024-2036, principally 0.00%-19.05%	95,593	61,861
Fixed rate borrowings, payable in Euro, due 2026-2030, principally 0.00%	1,148	1,004
Fixed rate borrowings, bonds and notes, payable in Thai baht, due 2024-2028, principally 0.00%-6.10%	154,698	255,369
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2024-2037, principally 0.50%-10.50%(2)	322,457	389,517
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2024-2054, principally 0.00%-34.40%	1,009,268	683,131
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2024-2032, principally 0.00%-42.00%	103,125	146,034
Adjustable rate bonds and notes, payable in Euro, due 2024, principally 0.10%	193	170
Floating rate borrowings, payable in other currencies, due 2024-2025, principally 6.46%-9.94% (2)	—	59,762
Total	2,699,131	2,648,202
Subordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2025-2030, principally 1.92%-2.61%	34,700	30,000
Fixed rate bonds and notes, payable in US dollars, due 2027-2030, principally 7.50%-8.00%	2,329	2,223
Fixed rate bonds and notes, payable in Thai baht, due 2029-2032, principally 3.00%-4.30%	231,138	251,210
Floating rate bonds and notes, payable in US dollars, due 2028, principally 12.62%	5,253	5,654
Total	273,420	289,087
Total	2,985,649	2,958,716
Total	39,087,785	39,937,567
Debt issuance cost	¥(16,030)	¥(15,245)
Total	¥39,071,755	¥39,922,322

Notes:
(1)Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)Minor currencies, such as the Australian dollar, Indonesian rupiah, South Korean won, etc., excluding Japanese yen, US dollars, Euro and Thai baht have been summarized into the “Other currencies” classification.
The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2023 and 2024.
Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following is a summary of maturities of long-term debt subsequent to March 31, 2024 :

	MUFG	BK	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2025	¥1,056,330	¥18,398,003	¥654,647	¥20,108,980
2026	2,799,014	1,258,985	349,705	4,407,704
2027	745,681	177,284	325,584	1,248,549
2028	1,484,571	1,182,470	140,785	2,807,826
2029	1,318,009	389,523	209,470	1,917,002
2030 and thereafter	6,793,475	1,375,506	1,278,525	9,447,506
Total	¥14,197,080	¥22,781,771	¥2,958,716	¥39,937,567
New Issuances of Debt for Basel III
For the fiscal year ended March 31, 2024, the MUFG Group obtained unsecured perpetual subordinated Additional Tier 1 debt financing of ¥796,000 million and $750 million (approximately ¥113,558 million) in the form of securities and borrowings from institutional investors in and outside Japan. These securities and borrowings are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable or when the MUFG Group becomes subject to bankruptcy proceedings.
For the fiscal year ended March 31, 2024, the MUFG Group obtained debt financing of ¥255,000 million, $2,500 million (approximately ¥378,525 million) and €500 million (approximately ¥81,620 million) with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) from global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board. The MUFG Group is required to maintain External TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis.
For the fiscal year ended March 31, 2024, the MUFG Group obtained subordinated term Tier 2 debt financing of ¥210,000 million in the form of securities issued in Japan. The MUFG Group can be exempted from the obligation to pay principal of and interest on the securities when the MUFG Group are deemed to be at risk of becoming non-viable. According to the approach of the Financial Services Agency of Japan (“FSA”), the point of non-viability will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan, confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2022, 2023 and 2024 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2022	2023	2024	2022		2023			2024
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits		Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥44,160	¥41,026	¥34,653	¥16,853	¥140	¥16,808		¥97	¥13,055	¥52
Interest cost on projected benefit obligation	11,995	14,356	20,547	11,233	494	20,573		1,002	8,414	1,216
Expected return on plan assets	(81,902)	(84,084)	(83,130)	(33,269)	(2,415)	(44,590)		(3,200)	(10,810)	(1,503)
Amortization of net actuarial loss (gain)	770	1,446	(591)	16,573	(64)	7,534		155	1,362	1,191
Amortization of prior service cost	(1,280)	(1,396)	(1,974)	(2,802)	(385)	(3,124)		(432)	(952)	(426)
Loss (gain) on settlements and curtailment	(5,820)	(4,860)	(13,659)	44	—	84,345	(1)	—	1,803	—
Other	—	—	(194)	—	—	—		—	3,939	6
Net periodic benefit cost (income)	¥(32,077)	¥(33,512)	¥(44,348)	¥8,632	¥(2,230)	¥81,546		¥(2,378)	¥16,811	¥536

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2022	2023	2024	2022		2023		2024
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	0.71%	0.86%	1.36%	2.19%	1.82%	2.51%	2.21%	4.74%	4.59%
Discount rates in determining benefit obligation	0.86	1.36	1.70	2.78	2.63	4.76	4.68	5.06	5.06
Rates of increase in future compensation level for determining expense	3.46	3.46	3.47	5.09	—	5.04	—	5.09	—
Rates of increase in future compensation level for determining benefit obligation	3.46	3.47	3.49	5.04	—	5.09	—	5.50	—
Expected rates of return on plan assets	2.89	2.93	2.97	5.91	7.00	4.86	5.50	4.98	6.25
Cash balance crediting rate for determining expense	2.46	2.46	2.46	1.62	—	1.94	—	3.72	—
Cash balance crediting rate for determining benefit obligation	2.46	2.46	2.46	1.94	—	3.72	—	4.38	—
The following table presents the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year:

	2023(1)	2024(1)
Initial trend rate	7.00%	7.50%
Ultimate trend rate	4.50%	4.00%
Year the rate reaches the ultimate trend rate	2031	2033

Note:
(1)Fiscal years of foreign subsidiaries end on December 31. Therefore, the above table presents the rates and amounts at December 31, 2022 and 2023, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2023 and 2024:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2023	2024		2023			2024
	Non-contributory pension benefits and SIP	Non-contributory pension benefits and SIP		Pension benefits		Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,692,105	¥1,547,273		¥619,739		¥30,791	¥194,843	¥24,195
Service cost	41,026	34,653		16,808		97	13,055	52
Interest cost	14,356	20,547		20,573		1,002	8,414	1,216
Plan participants’ contributions	—	—		—		689	—	477
Acquisitions/ Divestitures	(584)	(216)		(77,231)		(3,818)	2,173	—
Amendments	—	—		(1,250)		—	(608)	—
Actuarial loss (gain)	(113,554)	(69,696)	(1)	(98,693)	(1)	(5,329)	(1,190)	(643)
Benefits paid	(65,897)	(65,641)		(33,456)		(3,785)	(30,940)	(2,676)
Lump-sum payment	(20,179)	(18,341)		(4,476)		—	(4,087)	—
Translation adjustments and other	—	—		(247,171)	(2)	4,548	16,341	3,098
Benefit obligation at end of fiscal year	1,547,273	1,448,579		194,843		24,195	198,001	25,719
Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,890,503	2,774,572		705,864		39,528	215,819	22,197
Actual return on plan assets	(76,526)	598,836		(126,085)		(6,722)	(6,764)	620
Employer contributions	26,734	25,521		1,277		(8,104)	2,045	148
Acquisitions/ Divestitures	(242)	42		(100,438)		(5,649)	—	—
Plan participants’ contributions	—	—		—		689	—	477
Benefits paid	(65,897)	(65,641)		(33,456)		(3,785)	(30,940)	(2,676)
Translation adjustments and other	—	—		(231,343)	(2)	6,240	16,831	2,905
Fair value of plan assets at end of fiscal year	2,774,572	3,333,330		215,819		22,197	196,991	23,671
Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥1,245,150	¥1,902,768		¥89,109		¥1,110	¥82,633	¥1,359
Accrued benefit cost	(17,851)	(18,017)		(68,133)		(3,108)	(83,643)	(3,407)
Net amount recognized	¥1,227,299	¥1,884,751		¥20,976		¥(1,998)	¥(1,010)	¥(2,048)

Notes:
(1)Significant gains and losses related to changes in the benefit obligation for the fiscal years ended March 31, 2023 and 2024 primarily result from changes in the discount rate.
(2)In connection with a pension buyout transaction, portions of the defined benefit pension plans of MUFG Bank’s overseas branches were transferred. The related obligations and assets were ¥327,203 million and ¥327,203 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The aggregated accumulated benefit obligations of these plans at March 31, 2023 and 2024 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2023	2024	2023	2024
	(in millions)
Aggregated accumulated benefit obligations	¥1,521,419	¥1,425,853	¥170,917	¥170,240
The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2023 and 2024 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2023	2024	2023	2024
	(in millions)
Projected benefit obligations	¥24,918	¥24,655	¥81,128	¥93,353
Accumulated benefit obligations	24,918	24,655	62,308	66,804
Fair value of plan assets	7,315	7,771	12,995	9,708
MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2022, 2023 and 2024 were ¥16,235 million, ¥16,888 million and ¥19,116 million, respectively.
The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2023 and 2024:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2023	2024	2023		2024
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥32,257	¥(538,886)	¥21,347	¥2,729	¥38,090	¥2,105
Prior service cost	(1,449)	525	(1,747)	(1,375)	(1,652)	(1,114)
Gross amount recognized in Accumulated OCI	30,808	(538,361)	19,600	1,354	36,438	991
Taxes	(52,367)	121,569	(6,135)	(736)	(10,946)	(306)
Net amount recognized in Accumulated OCI	¥(21,559)	¥(416,792)	¥13,465	¥618	¥25,492	¥685

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents OCI for the fiscal years ended March 31, 2023 and 2024:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2023	2024	2023			2024
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits		Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥47,026	¥(585,393)	¥59,505		¥4,129	¥16,352	¥240
Prior service cost arising during the year	—	—	(597)		—	(608)	—
Losses (gains) due to amortization:
Net actuarial loss (gain)	(1,446)	591	(7,534)		(155)	(1,362)	(1,191)
Prior service cost	1,396	1,974	3,124		432	952	426
Curtailment and settlement	4,860	13,659	(84,345)	(1)	—	(1,803)	—
Foreign currency translation adjustments	—	—	6,096		(332)	3,307	162
Total changes in Accumulated OCI	¥51,836	¥(569,169)	¥(23,751)		¥4,074	¥16,838	¥(363)

Note:
(1)A one-time write off of unrecognized retirement benefit obligations of ¥84,345 million was recorded in connection with a pension buyout transaction to transfer portions of the defined benefit pension plans of MUFG Bank’s overseas branches.

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
The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2024 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	35.6%	—%	—%
Japanese debt securities	23.2	—	—
Non-Japanese equity securities	13.7	28.6	30.0
Non-Japanese debt securities	21.5	59.8	64.0
Real estate	1.2	6.6	6.0
Short-term assets and other	4.8	5.0	—
Total	100.0%	100.0%	100.0%
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Estimated future benefit payments
The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2025	¥80,546	¥11,604	¥2,581
2026	78,019	11,835	2,462
2027	77,061	14,068	2,338
2028	77,552	14,628	2,187
2029	77,086	15,086	2,051
Thereafter (2030-2034)	364,282	112,240	8,844
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
The following tables present the fair value of each major category of plan assets as of March 31, 2023 and 2024:
Pension benefits and SIP Investments:

At March 31, 2023	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥133,664	¥—	¥—	¥133,664	¥—	¥—	¥—	¥—
Non-Japanese government bonds	—	—	—	—	2,632	2,339	—	4,971
Other debt securities	2,793	6,251	40	9,084	—	15,749	—	15,749
Japanese marketable equity securities	809,371	—	—	809,371	—	—	—	—
Non-Japanese marketable equity securities	78,840	165	—	79,005	3	—	—	3
Other investment funds	—	—	—	—	38	59,023	—	59,061
Japanese general account of life insurance companies(1)	—	205,117	—	205,117	—	—	—	—
Other investments	19,644	4,677	—	24,321	2,937	1,869	25,362	30,168
Total	¥1,044,312	¥216,210	¥40	¥1,260,562	¥5,610	¥78,980	¥25,362	¥109,952

At March 31, 2024	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥57,220	¥—	¥—	¥57,220	¥—	¥—	¥—	¥—
Non-Japanese government bonds	5,880	—	—	5,880	10,226	2,744	—	12,970
Other debt securities	4,404	112,628	2,548	119,580	—	44,397	—	44,397
Japanese marketable equity securities	1,030,420	—	—	1,030,420	—	—	—	—
Non-Japanese marketable equity securities	96,727	453	—	97,180	—	—	—	—
Other investment funds	—	—	—	—	600	45,098	—	45,698
Japanese general account of life insurance companies(1)	—	199,432	—	199,432	—	—	—	—
Other investments	16,823	11,393	—	28,216	3,363	1,414	432	5,209
Total	¥1,211,474	¥323,906	¥2,548	¥1,537,928	¥14,189	¥93,653	¥432	¥108,274

Note:
(1)“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.25% from April 1, 2022 to March 31, 2023 and 0.95% from April 1, 2023 to March 31, 2024.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2023 and 2024:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2023		2024		2023		2024
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥71,753		¥74,802		¥—		¥—
Japanese debt securities	120,108		203,075		—		—
Non-Japanese marketable equity securities	186,555		195,320		—		—
Non-Japanese debt securities	332,691		290,985		—		—
Other	76,892		89,894		—		—
Total pooled funds	787,999		854,076		—		—
Other investment funds	726,011	(1)	941,326	(1)	105,867	(2)	88,717	(2)
Total	¥1,514,010		¥1,795,402		¥105,867		¥88,717

Notes:
(1)Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥690,781 million and ¥12,351 million, respectively, at March 31, 2023 and ¥899,855 million and ¥11,876 million, respectively, at March 31, 2024.
(2)Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of ¥12,136 million, ¥63,759 million and ¥29,756 million, respectively, at March 31, 2023 and ¥5,983 million, ¥50,248 million and ¥32,294 million, respectively, at March 31, 2024.

Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥1,614 million (0.05% of plan assets) of debt securities issued by the MUFG Group at March 31, 2023 and ¥2,355 million (0.07% of plan assets) at March 31, 2024, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥5,284 million (0.18% of plan assets) of common stock issued by the MUFG Group at March 31, 2023 and ¥8,022 million (0.23% of plan assets) at March 31, 2024, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
14.OTHER ASSETS AND LIABILITIES
Major components of other assets and liabilities at March 31, 2023 and 2024 were as follows:

	2023	2024
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥754,483	¥942,423
Other(1)	1,794,983	1,994,067
Investments in equity method investees	3,482,292	4,113,431
Prepaid benefit cost (Note 13)	1,335,369	1,986,760
Cash collateral pledged for derivative transactions (Note 9)	2,585,837	3,168,071
Cash collateral for the use of Bank of Japan’s settlement infrastructure	933,000	933,000
Accrued interest	500,506	736,802
Deferred tax assets (Note 8)	182,388	139,051
Right-of-use assets of operating leases (Note 7)	227,112	234,386
Other	5,659,034	6,150,155
Total	¥17,455,004	¥20,398,146
Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥2,062,782	¥1,592,580
Other	1,920,945	1,838,202
Obligations to return securities received as collateral (Notes 15, 16 and 31)	6,891,545	7,222,768
Accrued interest	385,921	560,260
Deferred tax liabilities (Note 8)	208,610	609,854
Allowance for off-balance sheet credit instruments	143,770	177,281
Accrued benefit cost (Note 13)	89,092	105,067
Guarantees and indemnifications	54,359	67,213
Cash collateral received for derivative transactions (Note 9)	1,318,338	1,397,315
Obligations under operating leases (Note 7)	337,391	328,559
Accrued and other liabilities	3,934,453	4,084,272
Total	¥17,347,206	¥17,983,371

Note:
(1)Accounts receivable—Other is primarily comprised of receivables relating to the card business. The provision or reversal of the allowance for credit losses relating to the receivables is included in Non-interest expense on the consolidated statements of operations. The receivables relating to the card business include ¥6,849 million and ¥8,164 million of past due receivables (1-3 months past due receivables of ¥3,173 million and ¥3,866 million, and greater than 3 months past due receivables of ¥3,676 million and ¥4,298 million) as of March 31, 2023 and 2024, respectively and the credit quality for these receivables is primarily evaluated based on the extent of past due. The outstanding balance of the accounts receivable is presented on a net basis after allowance for credit losses. The change of allowance for credit losses on these receivables during the fiscal years ended March 31, 2022, 2023 and 2024 is primarily due to provision of the allowance for the receivables.
Investments in equity method investees include marketable equity securities carried at ¥2,918,480 million and ¥3,525,514 million at March 31, 2023 and 2024, respectively. Corresponding aggregated market values were ¥5,099,671 million and ¥6,266,320 million, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥2,443,602 million and ¥2,949,649 million at March 31, 2023 and 2024, respectively. As of March 31, 2024, the MUFG Group held approximately 23.18% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥194,225 million and ¥183,423 million at March 31, 2023 and 2024, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥6,949 million, ¥58,061 million and ¥19,978 million for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of operations.
Summarized Financial Information of the MUFG Group’s Equity Method Investees
Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2023 and 2024, and for each of the three years ended March 31, 2024 is as follows:

	2023	2024
	(in billions)
Trading assets	¥42,770	¥55,663
Securities purchased under agreements to resell	16,275	18,583
Securities borrowed	19,524	20,115
Total assets	160,223	186,008
Deposits	46,405	53,371
Customer and other payables	29,470	32,458
Borrowings	33,407	41,090
Total liabilities	146,609	170,845
Noncontrolling interests	151	143

	2022	2023	2024
	(in billions)
Net revenues	¥6,655	¥7,235	¥7,907
Total non-interest expenses	4,498	5,376	6,068
Income from continuing operations before income taxes	2,139	1,797	1,798
Net income applicable to Morgan Stanley	1,650	1,402	1,375
Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2023 and 2024, and for each of the three years ended March 31, 2024 is as follows:

	2023	2024
	(in billions)
Net loans	¥18,114	¥21,037
Total assets	35,208	40,595
Deposits	11,963	15,138
Total liabilities	29,123	33,342
Noncontrolling interests	77	87

	2022	2023	2024
	(in billions)
Total interest income	¥1,119	¥1,430	¥1,811
Total interest expense	335	519	781
Net interest income	784	911	1,030
Provision for credit losses	207	245	289
Income before income tax expense	582	616	695
Net income	488	498	594

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
15.OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2023 and 2024, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2023:	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥12,911	¥—	¥12,911	¥(9,902)	¥(690)	¥2,319
Receivables under resale agreements	16,152	(2,093)	14,059	(13,391)	(32)	636
Receivables under securities borrowing transactions	4,630	(74)	4,556	(4,478)	—	78
Total	¥33,693	¥(2,167)	¥31,526	¥(27,771)	¥(722)	¥3,033
Financial liabilities:
Derivative liabilities	¥13,833	¥—	¥13,833	¥(9,668)	¥(1,489)	¥2,676
Payables under repurchase agreements	42,172	(2,040)	40,132	(39,232)	(76)	824
Payables under securities lending transactions	1,212	(74)	1,138	(1,108)	(18)	12
Obligations to return securities received as collateral	6,892	—	6,892	(1,975)	—	4,917
Total	¥64,109	¥(2,114)	¥61,995	¥(51,983)	¥(1,583)	¥8,429

At March 31, 2024:	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥15,328	¥—	¥15,328	¥(12,150)	¥(1,097)	¥2,081
Receivables under resale agreements	20,577	(2,082)	18,495	(17,203)	(9)	1,283
Receivables under securities borrowing transactions	5,076	(75)	5,001	(4,652)	—	349
Total	¥40,981	¥(2,157)	¥38,824	¥(34,005)	¥(1,106)	¥3,713
Financial liabilities:
Derivative liabilities	¥16,368	¥—	¥16,368	¥(11,621)	¥(2,144)	¥2,603
Payables under repurchase agreements	37,792	(2,081)	35,711	(34,209)	(82)	1,420
Payables under securities lending transactions	1,092	(75)	1,017	(992)	(10)	15
Obligations to return securities received as collateral	7,223	—	7,223	(1,766)	—	5,457
Total	¥62,475	¥(2,156)	¥60,319	¥(48,588)	¥(2,236)	¥9,495

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

16.REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2023 and 2024. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2023
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥8,593	¥23,546	¥8,393	¥1,640	¥42,172
Payables under securities lending transactions	947	191	5	69	1,212
Obligations to return securities received as collateral	5,516	642	404	330	6,892
Total	¥15,056	¥24,379	¥8,802	¥2,039	¥50,276

	March 31, 2024
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥8,837	¥20,040	¥7,209	¥1,706	¥37,792
Payables under securities lending transactions	1,015	1	—	76	1,092
Obligations to return securities received as collateral	6,076	610	135	402	7,223
Total	¥15,928	¥20,651	¥7,344	¥2,184	¥46,107

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Secured borrowing by the class of collateral pledged at March 31, 2023 and 2024 was as follows:

	March 31, 2023
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥13,280	¥577	¥3,956	¥17,813
Foreign government and official institution bonds	17,618	9	1,122	18,749
Corporate bonds	657	70	400	1,127
Residential mortgage-backed securities	9,650	—	—	9,650
Other debt securities	552	—	46	598
Marketable equity securities	367	556	1,368	2,291
Other	48	—	—	48
Total	¥42,172	¥1,212	¥6,892	¥50,276

	March 31, 2024
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥13,001	¥359	¥4,229	¥17,589
Foreign government and official institution bonds	14,193	—	1,033	15,226
Corporate bonds	773	76	400	1,249
Residential mortgage-backed securities	8,819	—	—	8,819
Other debt securities	346	—	38	384
Marketable equity securities	636	657	1,523	2,816
Other	24	—	—	24
Total	¥37,792	¥1,092	¥7,223	¥46,107
17.PREFERRED STOCK
Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2024.
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
As of March 31, 2022, 2023 and 2024, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
18.COMMON STOCK AND CAPITAL SURPLUS
The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2022, 2023 and 2024 were as follows:

	2022	2023	2024
	(shares)
Balance at beginning of fiscal year	13,581,995,120	13,281,995,120	12,687,710,920
Retirement of shares of common stock	(300,000,000)	(594,284,200)	(350,000,000)
Balance at end of fiscal year	13,281,995,120	12,687,710,920	12,337,710,920
Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.
The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by MUFG Bank and Mitsubishi UFJ Trust and Banking at March 31, 2024, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.
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

MUFG resolved at the meeting of Board of Directors held on November 14, 2023 to repurchase up to the lesser of 400,000,000 shares of our common stock and ¥400 billion from November 15, 2023 to March 31, 2024. Under this share repurchase program,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
MUFG repurchased 300,646,400 shares of MUFG's common stock for ¥399,999,861,554 from November 2023 to March 2024. Also, MUFG cancelled 350,000,000 shares of treasury stock on November 30, 2023.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
MUFG’s amount available for dividends, at March 31, 2024, was ¥4,125,790 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
20.ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023 (Restated)	2024
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of fiscal year	¥(383,004)	¥(674,230)	¥(883,466)
Net change during the fiscal year	(291,226)	(209,236)	55,707
Balance at end of fiscal year	¥(674,230)	¥(883,466)	¥(827,759)
Net debt valuation adjustments:
Balance at beginning of fiscal year	¥(37,862)	¥(14,538)	¥3,268
Net change during the fiscal year	23,324	17,806	(44,650)
Balance at end of fiscal year	¥(14,538)	¥3,268	¥(41,382)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥19,029	¥5,969	¥594
Net change during the fiscal year	(13,060)	(5,375)	(388)
Balance at end of fiscal year	¥5,969	¥594	¥206
Defined benefit plans:
Balance at beginning of fiscal year	¥(20,382)	¥29,124	¥8,304
Net change during the fiscal year	49,506	(20,820)	381,014
Balance at end of fiscal year	¥29,124	¥8,304	¥389,318
Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥132,738	¥880,708	¥1,715,492
Net change during the fiscal year	747,970	834,784	985,388
Balance at end of fiscal year	¥880,708	¥1,715,492	¥2,700,880
Balance at end of fiscal year	¥227,033	¥844,192	¥2,221,263

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022			2023 (Restated)			2024
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized losses on investment securities	¥(347,106)	¥76,360	¥(270,746)	¥(600,339)	¥159,480	¥(440,859)	¥(76,032)	¥12,655	¥(63,377)
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	(2,015)	11,268	9,253	337,313	(99,409)	237,904	150,646	(45,320)	105,326
Net change	(349,121)	87,628	(261,493)	(263,026)	60,071	(202,955)	74,614	(32,665)	41,949
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			29,733			6,281			(13,758)
Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			(291,226)			(209,236)			55,707
Net debt valuation adjustments:
Net debt valuation adjustments	32,735	(10,025)	22,710	25,220	(7,722)	17,498	(65,133)	19,944	(45,189)
Reclassification adjustment for losses included in net income (loss) before attribution of noncontrolling interests	885	(271)	614	444	(136)	308	776	(237)	539
Net change	33,620	(10,296)	23,324	25,664	(7,858)	17,806	(64,357)	19,707	(44,650)
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			23,324			17,806			(44,650)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(5,542)	1,825	(3,717)	(38,278)	10,600	(27,678)	757	(181)	576
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	(12,200)	3,143	(9,057)	31,019	(8,458)	22,561	(1,346)	265	(1,081)
Net change	(17,742)	4,968	(12,774)	(7,259)	2,142	(5,117)	(589)	84	(505)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2022			2023 (Restated)			2024
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			286			258			(117)
Net unrealized losses on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(13,060)			(5,375)			(388)
Defined benefit plans:
Defined benefit plans	62,946	(17,350)	45,596	(129,100)	37,654	(91,446)	566,038	(174,325)	391,713
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	7,042	(1,689)	5,353	98,428	(27,313)	71,115	(13,054)	4,150	(8,904)
Net change	69,988	(19,039)	50,949	(30,672)	10,341	(20,331)	552,984	(170,175)	382,809
Defined benefit plans attributable to noncontrolling interests			1,443			489			1,795
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			49,506			(20,820)			381,014
Foreign currency translation adjustments:
Foreign currency translation adjustments	853,517	(98,059)	755,458	958,705	(94,056)	864,649	1,268,859	(160,966)	1,107,893
Reclassification adjustment for gains included in net income (loss) before attribution of noncontrolling interests	(4,296)	1,317	(2,979)	(24,424)	7,480	(16,944)	(16,132)	4,939	(11,193)
Net change	849,221	(96,742)	752,479	934,281	(86,576)	847,705	1,252,727	(156,027)	1,096,700
Foreign currency translation adjustments attributable to noncontrolling interests			4,509			12,921			111,312
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			747,970			834,784			985,388
Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥516,514			¥617,159			¥1,377,071

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of operations for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of operations
	(in millions)
Net unrealized losses (gains) on investment securities
Net losses (gains) on sales and redemptions of Available-for-sale debt securities	¥(48,637)	¥(2,682)	¥149,292	Investment securities gains (losses)—net
Impairment losses on investment securities	47,069	359,629	2	Investment securities gains (losses)—net
Gain on sale of MUFG Union Bank (Note 2)	—	(28,251)	—	Gain on sale of MUFG Union Bank
Other	(447)	8,617	1,352
	(2,015)	337,313	150,646	Total before tax
	11,268	(99,409)	(45,320)	Income tax expense (benefit)
	¥9,253	¥237,904	¥105,326	Net of tax
Net debt valuation adjustments	¥885	¥444	¥776	Equity in earnings of equity method investees—net or Other non-interest income
	885	444	776	Total before tax
	(271)	(136)	(237)	Income tax expense (benefit)
	¥614	¥308	¥539	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges Interest rate contracts
Interest rate contracts	¥(12,017)	¥(4,447)	¥—	Interest income on Loans, including fees
Foreign exchange contracts	(183)	(1,419)	(1,346)	Interest expense on Long-term debt or Foreign exchange gains (losses)—net
Gain on sale of MUFG Union Bank (Note 2)	—	36,885	—	Gain on sale of MUFG Union Bank
	(12,200)	31,019	(1,346)	Total before tax
	3,143	(8,458)	265	Income tax expense (benefit)
	¥(9,057)	¥22,561	¥(1,081)	Net of tax
Defined benefit plans
Net actuarial loss(1)	¥17,279	¥9,135	¥1,962	Other non-interest expenses
Prior service cost(1)	(4,467)	(4,952)	(3,352)	Other non-interest expenses
Loss (gain) on settlements and curtailment, and other(1)	(5,770)	79,850	(11,664)	Other non-interest income or expenses
Gain on sale of MUFG Union Bank (Note 2)	—	14,395	—	Gain on sale of MUFG Union Bank
	7,042	98,428	(13,054)	Total before tax
	(1,689)	(27,313)	4,150	Income tax expense (benefit)
	¥5,353	¥71,115	¥(8,904)	Net of tax
Foreign currency translation adjustments	¥(4,303)	¥(24,424)	¥(16,132)	Other non-interest income
	7	—	—	Other non-interest expenses
	(4,296)	(24,424)	(16,132)	Total before tax
	1,317	7,480	4,939	Income tax expense (benefit)
	¥(2,979)	¥(16,944)	¥(11,193)	Net of tax
Total reclassifications for the period	¥(10,584)	¥442,780	¥120,890	Total before tax
	13,768	(127,836)	(36,203)	Income tax expense (benefit)
	¥3,184	¥314,944	¥84,687	Net of tax

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
In Japan, MUFG, MUFG Bank, and Mitsubishi UFJ Trust and Banking are subject to regulatory capital requirements promulgated by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with their foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations conducted by their foreign offices.
The Basel Committee on Banking Supervision (“BCBS”) of the Bank for International Settlements (“BIS”) sets capital adequacy standards for all internationally active banks to ensure minimum levels of capital.
The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2023 and 2024 in accordance with Basel III.
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
“Market Risk”
A framework titled “Fundamental Review of the Trading Book (FRTB)” was published as a part of Basel III. This framework presents three methods for calculating capital charges on market risk: (1) the Standardized Approach (“SA”), (2) the Internal Models Approach (“IMA”), and (3) Simplified Standardized Approach (“SSA”).
“Operational Risk”
Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Basel framework presents the Standardized Measurement Approach for calculating operational risk capital charges.
Banks need to obtain approval from their supervisors prior to adopting the following approaches to calculate capital requirements for each risk:
•the Advanced Internal Ratings-Based Approach for credit risk

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
•the Internal Models Approach for market risk
•the Standardized Measurement Approach for operational risk
With approval from the FSA, MUFG and most of its major subsidiaries adopt AIRB to calculate capital requirements for credit risk. For market risk, MUFG and many of its major subsidiaries adopt the Standardized Approach, and some subsidiaries adopt the Simplified Standardized Approach. MUFG and its subsidiaries adopt the Standardized Measurement Approach ("SMA") to calculate capital requirements for operational risk.
The MUFG Group’s proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, guarantees for trust principal are counted as off-balance sheet items requiring a capital charge in accordance with the capital adequacy guidelines.
On the other hand, as for the numerator of the capital ratio, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing applicable capital components by risk-weighted assets. Tier 1 capital consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital is primarily consisting of common stock, capital surplus, retained earnings, and Accumulated OCI. Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined-benefit pension fund assets, are made to Common Equity Tier 1. Additional Tier 1 capital generally consists of Basel III compliant preferred securities.
Tier 2 capital generally consists of Basel III compliant subordinated debts, certain allowances for credit losses, and noncontrolling interests in subsidiaries’ Tier 2 instruments. Total capital is defined as the sum of Tier 1 and Tier 2 capital.
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systemically Important Bank (“G-SIB”), as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements had been phased in and fully implemented as of March 31, 2023. In addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a G-SIB surcharge of 1.5% as of March 31, 2023 and 2024, and a countercyclical buffer of 0.04% and 0.16% as of March 31, 2023 and 2024, respectively.
Leverage Ratios
The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to both on and off-balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include revisions to the measurement of the leverage ratio and a 3% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. Effective as of March 31, 2019, the minimum leverage ratio requirement was adopted by the FSA. In addition, effective as of March 31, 2023, a leverage ratio buffer set at 50% of a G-SIB surcharge, which is 0.75% for MUFG, was adopted by the FSA. On November 11, 2022, the FSA announced that the applicable minimum leverage ratio requirement including the applicable minimum leverage ratio buffer requirement is raised from 3.00% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge to 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05% on and after April 1, 2024, while deposits with the Bank of Japan will continue to be excluded from the leverage exposure for the purpose of the calculation of the leverage ratio, in light of exceptional macroeconomic conditions and other circumstances.
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
	(in millions, except percentages)
Consolidated:
At March 31, 2023:
Total capital (to risk-weighted assets):
MUFG(1)	¥17,166,109	13.91%	¥14,852,953	12.04%
BK	14,207,818	12.58	9,029,639	8.00
TB	2,041,563	20.67	790,026	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	14,863,717	12.04	12,385,685	10.04
BK	12,469,254	11.04	6,772,229	6.00
TB	1,770,924	17.93	592,519	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	13,280,842	10.76	10,535,234	8.54
BK	11,172,146	9.89	5,079,172	4.50
TB	1,620,889	16.41	444,389	4.50
Leverage ratio:
MUFG(2)	14,863,717	4.70	11,851,297	3.75
BK	12,469,254	4.75	7,867,085	3.00
TB	1,770,924	7.29	728,488	3.00

At March 31, 2024:
Total capital (to risk-weighted assets):
MUFG(1)	¥19,817,830	17.82%	¥13,517,077	12.16%
BK	15,915,058	18.11	7,026,643	8.00
TB	2,121,699	20.42	830,995	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	17,479,730	15.72	11,293,874	10.16
BK	14,153,613	16.11	5,269,982	6.00
TB	1,852,135	17.83	623,247	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	15,041,314	13.53	9,626,471	8.66
BK	12,126,413	13.80	3,952,486	4.50
TB	1,616,473	15.56	467,435	4.50
Leverage ratio:
MUFG(2)	17,479,730	5.19	12,615,964	3.75
BK	14,153,613	5.23	8,104,067	3.00
TB	1,852,135	6.34	876,017	3.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Stand-alone:
At March 31, 2023:
Total capital (to risk-weighted assets):
BK	¥11,115,302	10.71%	¥8,295,019	8.00%
TB	2,131,007	19.60	869,700	8.00
Tier 1 capital (to risk-weighted assets):
BK	9,644,128	9.30	6,221,264	6.00
TB	1,861,150	17.11	652,275	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,410,290	8.11	4,665,948	4.50
TB	1,711,650	15.74	489,206	4.50
Leverage ratio:
BK	9,644,128	4.02	7,183,295	3.00
TB	1,861,150	8.15	684,297	3.00
At March 31, 2024:
Total capital (to risk-weighted assets):
BK	¥12,279,192	16.29%	¥6,029,065	8.00%
TB	2,209,640	19.03	928,478	8.00
Tier 1 capital (to risk-weighted assets):
BK	10,839,039	14.38	4,521,799	6.00
TB	1,941,116	16.72	696,359	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,872,411	11.77	3,391,349	4.50
TB	1,707,616	14.71	522,269	4.50
Leverage ratio:
BK	10,839,039	4.50	7,221,205	3.00
TB	1,941,116	7.09	821,320	3.00

Notes:
(1)Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a G-SIB surcharge of 1.5% as of March 31, 2023 and 2024, and the countercyclical buffer of 0.04% and 0.16% as of March 31, 2023 and 2024, respectively.
(2)Effective March 31, 2023, the G-SIB leverage ratio buffer requirement became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 3.0% minimum leverage ratio, MUFG is required to maintain a G-SIB leverage ratio buffer of 0.75% as of March 31, 2023 and 2024.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
reporting and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.
At March 31, 2023, Mitsubishi UFJ Morgan Stanley Securities’s capital accounts less certain fixed assets of ¥550,276 million on a stand-alone basis were 310.9% of the total amounts equivalent to market, counterparty credit and operational risks. At March 31, 2024, its capital accounts less certain fixed assets of ¥537,309 million on a stand-alone basis, are 305.2% of the total amounts equivalent to market, counterparty credit and operational risks.
Management believes, as of March 31, 2024, that MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

22.EARNINGS (LOSS) PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG
Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2022, 2023 and 2024 are as follows:

	2022	2023 (Restated)	2024
	(in millions)
Income (loss) (Numerator):
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(83,320)	¥376,635	¥1,328,121
Effect of dilutive instruments:
Restricted stock units and performance-based stock units—Morgan Stanley	(5,361)	(3,816)	(3,283)
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group for diluted computation	¥(88,681)	¥372,819	¥1,324,838

	2022	2023	2024
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	12,798,060	12,317,723	11,978,725
Effect of dilutive instruments:
Stock acquisition rights under the Stock Option Plan and the common shares of MUFG under the Board Incentive Plan(1)	—	1,132	1,876
Weighted average common shares for diluted computation	12,798,060	12,318,855	11,980,601

	2022	2023	2024
	(in yen)
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings (loss) per common share:
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥(6.51)	¥30.58	¥110.87
Diluted earnings (loss) per common share:
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group(1)	¥(6.93)	¥30.26	¥110.58

Note:
(1)For the fiscal year ended March 31, 2022, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2023 and 2024:

	Notional amounts(1)
	2023	2024
	(in trillions)
Interest rate contracts	¥1,625.6	¥1,812.9
Foreign exchange contracts	307.4	340.2
Equity contracts	5.3	5.0
Commodity contracts	0.1	0.2
Credit derivatives	11.5	5.3
Other	3.2	3.6
Total	¥1,953.1	¥2,167.2

Note:
(1)Includes both written and purchased positions.
Impact of Derivatives on the Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2023 and 2024:

	Fair value of derivative instruments
	2023(1)(5)			2024(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥7,445	¥—	¥7,445	¥9,506	¥—	¥9,506
Foreign exchange contracts	5,276	5	5,281	5,628	5	5,633
Equity contracts	90	—	90	123	—	123
Commodity contracts	10	—	10	19	—	19
Credit derivatives	80	—	80	47	—	47
Other(6)	5	—	5	—	—	—
Total derivative assets	¥12,906	¥5	¥12,911	¥15,323	¥5	¥15,328

Derivative liabilities:
Interest rate contracts	¥8,697	¥—	¥8,697	¥10,693	¥—	¥10,693
Foreign exchange contracts	5,018	—	5,018	5,546	1	5,547
Equity contracts	128	—	128	158	—	158
Commodity contracts	10	—	10	18	—	18
Credit derivatives	90	—	90	62	—	62
Other(6)	(110)	—	(110)	(110)	—	(110)
Total derivative liabilities	¥13,833	¥—	¥13,833	¥16,367	¥1	¥16,368

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Impact of Derivatives on the Consolidated Statements of Operations
The following table provides more detailed information regarding the derivative-related impact on the accompanying consolidated statements of operations for the fiscal years ended March 31, 2022, 2023 and 2024:
Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2022			2023			2024
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥51	¥51	¥—	¥263	¥263	¥—	¥(216)	¥(216)
Foreign exchange contracts	(39)	—	(39)	61	—	61	(398)	—	(398)
Equity contracts	—	(98)	(98)	—	(13)	(13)	—	(618)	(618)
Commodity contracts	—	—	—	—	—	—	—	(1)	(1)
Credit derivatives	—	(34)	(34)	—	(20)	(20)	—	(27)	(27)
Other(1)	(6)	(21)	(27)	(3)	8	5	(9)	(85)	(94)
Total	¥(45)	¥(102)	¥(147)	¥58	¥238	¥296	¥(407)	¥(947)	¥(1,354)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2023 and 2024:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2023:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥616,504	¥2,222,393	¥529,796	¥3,368,693	¥(30,117)
Non-investment grade	163,982	313,135	48,177	525,294	13,477
Total	780,486	2,535,528	577,973	3,893,987	(16,640)
Index and basket credit default swaps:
Investment grade(2)	—	217,259	1,596	218,855	(1,266)
Non-investment grade	37,359	599,638	6,200	643,197	(7,121)
Not rated	—	435,452	3,192	438,644	(3,329)
Total	37,359	1,252,349	10,988	1,300,696	(11,716)
Total credit default swaps sold	¥817,845	¥3,787,877	¥588,961	¥5,194,683	¥(28,356)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2024:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥212,513	¥736,935	¥219,642	¥1,169,090	¥(17,199)
Non-investment grade	82,749	146,029	15,837	244,615	211
Total	295,262	882,964	235,479	1,413,705	(16,988)
Index and basket credit default swaps:
Investment grade(2)	73,300	681,443	10,202	764,945	(11,458)
Non-investment grade	—	—	—	—	—
Not rated	2,836	24,623	3,404	30,863	(548)
Total	76,136	706,066	13,606	795,808	(12,006)
Total credit default swaps sold	¥371,398	¥1,589,030	¥249,085	¥2,209,513	¥(28,994)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
swaps, the rating scale based upon internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥27 billion and ¥4,880 billion, respectively, at March 31, 2023, and approximately ¥25 billion and ¥1,920 billion, respectively, at March 31, 2024.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2023 and 2024 was approximately ¥0.8 trillion and ¥0.8 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥222 billion and ¥274 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥70 billion and ¥116 billion, respectively, as of March 31, 2023 and ¥67 billion and ¥129 billion, respectively, as of March 31, 2024.
24.OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2023 and 2024. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.
For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.
The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥549.1 billion and ¥681.4 billion at March 31, 2023 and 2024, respectively, which are syndicated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2023:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥4,975	¥4,047	¥743	¥185
Performance guarantees	4,179	3,100	930	149
Derivative instruments(1)	48,363	22,197	16,036	10,130
Liabilities of trust accounts	17,139	8,780	798	7,561
Other	85	15	70	—
Total	¥74,741	¥38,139	¥18,577	¥18,025

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2024:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,320	¥4,330	¥823	¥167
Performance guarantees	4,770	3,598	1,005	167
Derivative instruments(1)	51,046	22,233	18,100	10,713
Liabilities of trust accounts	19,938	12,502	738	6,698
Other	40	38	2	—
Total	¥81,114	¥42,701	¥20,668	¥17,745

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
Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees, as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlying. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlying of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2023 and 2024 are excluded from this presentation, as they are disclosed in Note 23.
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
Carrying Amount
At March 31, 2023 and 2024, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,243,157 million and ¥1,242,240 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,188,798 million and ¥1,175,027 million as of March 31, 2023 and 2024, respectively. Credit derivatives sold by the MUFG Group at March 31, 2023 and 2024 are excluded from this presentation, as they are disclosed in Note 23. In addition, Other liabilities include an allowance for off-balance sheet instruments of ¥48,615 million and ¥58,383 million at March 31, 2023 and 2024, respectively, related to these transactions.
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
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2023 and 2024. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2023:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,975	¥4,819	¥78	¥17	¥61
Performance guarantees	4,179	4,066	53	29	31
Total	¥9,154	¥8,885	¥131	¥46	¥92

		Amount by borrower grade
At March 31, 2024:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥5,320	¥5,161	¥123	¥18	¥18
Performance guarantees	4,770	4,668	44	29	29
Total	¥10,090	¥9,829	¥167	¥47	¥47

Notes:
(1)Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or loans contractually past due 90 days or more for special reasons.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Substantially all of our off-balance sheet instruments is comprised of commitments to extend credit at March 31, 2024, and approximately 63% of these commitments will expire within one year, 33% from one year to five years and 4% after five years. The table below presents the contractual amounts with regard to the other off-balance sheet instruments at March 31, 2023 and 2024:

	2023	2024
	(in billions)
Commitments to extend credit	¥88,631	¥94,383
Commercial letters of credit	871	974
Commitments to make investments	705	674
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2023 and 2024:

Consolidated VIEs	Consolidated assets
At March 31, 2023:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,388,845	¥71,649	¥34,521	¥47,606	¥1,027,862	¥6,185,514	¥21,693
Investment funds	1,331,962	—	46,157	359,777	65,204	—	860,824
Special purpose entities created for structured financing	248,952	—	2,593	8,624	—	135,606	102,129
Repackaged instruments	243,513	7,882	—	167,007	53,617	15,007	—
Securitization of the MUFG Group’s assets	10,389,398	—	1,434	—	—	10,371,275	16,689
Trust arrangements	8,176,795	—	—	833,864	1,514,530	5,828,397	4
Other	62,109	584	3,952	14,606	16,159	2,822	23,986
Total consolidated assets before elimination	27,841,574	80,115	88,657	1,431,484	2,677,372	22,538,621	1,025,325
The amounts eliminated in consolidation	(6,739,954)	(71,872)	(36,626)	(63,556)	(600,635)	(5,940,036)	(27,229)
Total consolidated assets	¥21,101,620	¥8,243	¥52,031	¥1,367,928	¥2,076,737	¥16,598,585	¥998,096

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,364,030	¥—	¥5,587,813	¥1,367,234	¥408,983
Investment funds	830,751	—	817,292	7,407	6,052
Special purpose entities created for structured financing	127,768	—	—	109,352	18,416
Repackaged instruments	245,829	—	—	230,285	15,544
Securitization of the MUFG Group’s assets	10,418,160	—	—	10,154,662	263,498
Trust arrangements	8,176,907	6,408,837	840,690	—	927,380
Other	56,902	—	1,456	31,900	23,546
Total consolidated liabilities before elimination	27,220,347	6,408,837	7,247,251	11,900,840	1,663,419
The amounts eliminated in consolidation	(16,102,106)	(302)	(3,696,647)	(11,469,378)	(935,779)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,503,305)	(6,408,535)	(3,505,172)	(25,033)	(564,565)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥614,936	¥—	¥45,432	¥406,429	¥163,075

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2024:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥8,186,919	¥66,761	¥33,826	¥45,689	¥860,760	¥7,045,964	¥133,919
Investment funds	1,662,843	1,759	30,748	337,619	77,334	—	1,215,383
Special purpose entities created for structured financing	247,908	—	3,820	—	—	143,688	100,400
Repackaged instruments	296,435	9,892	—	137,795	132,951	15,000	797
Securitization of the MUFG Group’s assets	10,447,956	—	1,664	—	—	10,428,225	18,067
Trust arrangements	5,352,775	—	—	803,348	1,811,498	2,737,908	21
Other	85,008	470	5,366	14,059	38,219	2,481	24,413
Total consolidated assets before elimination	26,279,844	78,882	75,424	1,338,510	2,920,762	20,373,266	1,493,000
The amounts eliminated in consolidation	(3,671,326)	(68,736)	(41,258)	(72,217)	(600,219)	(2,859,135)	(29,761)
Total consolidated assets	¥22,608,518	¥10,146	¥34,166	¥1,266,293	¥2,320,543	¥17,514,131	¥1,463,239

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥8,162,014	¥—	¥6,331,278	¥1,371,157	¥459,579
Investment funds	1,147,832	—	1,136,495	8,772	2,565
Special purpose entities created for structured financing	136,089	—	—	117,806	18,283
Repackaged instruments	301,045	—	—	287,192	13,853
Securitization of the MUFG Group’s assets	10,460,439	—	—	10,454,694	5,745
Trust arrangements	5,352,880	3,292,449	1,131,120	—	929,311
Other	78,350	—	966	54,159	23,225
Total consolidated liabilities before elimination	25,638,649	3,292,449	8,599,859	12,293,780	1,452,561
The amounts eliminated in consolidation	(16,806,678)	(432)	(4,242,371)	(11,888,346)	(675,529)
The amount of liabilities with recourse to the general credit of the MUFG Group	(8,275,680)	(3,292,017)	(4,311,280)	(26,417)	(645,966)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥556,291	¥—	¥46,208	¥379,017	¥131,066
In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2023 and 2024:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2023:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥41,001,958	¥8,062,589	¥6,384,079	¥21,719	¥2,205,877	¥4,142,995	¥13,488	¥10,823	¥10,823
Investment funds	55,386,213	4,930,989	3,446,109	262,312	120,436	2,710,177	353,184	27,606	27,606
Special purpose entities created for structured financing	54,543,066	5,864,814	3,907,598	80,382	39,357	3,749,670	38,189	208,100	208,100
Repackaged instruments	9,034,058	4,372,581	4,117,969	944,795	2,641,384	386,793	144,997	2,230	2,230
Other	87,989,676	3,989,548	2,761,087	146,286	7,552	2,523,976	83,273	46,354	46,354
Total	¥247,954,971	¥27,220,521	¥20,616,842	¥1,455,494	¥5,014,606	¥13,513,611	¥633,131	¥295,113	¥295,113

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2024:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥39,009,182	¥9,223,412	¥7,284,351	¥13,184	¥2,147,351	¥5,123,816	¥—	¥3,860	¥3,860
Investment funds	140,717,674	7,385,746	4,757,037	321,000	300,803	3,719,748	415,486	16,172	16,172
Special purpose entities created for structured financing	72,097,637	7,695,707	5,333,648	92,261	61,114	5,134,955	45,318	251,036	251,036
Repackaged instruments	10,205,539	5,144,654	5,004,762	1,683,889	2,592,589	497,156	231,128	—	—
Other	96,343,162	4,594,025	3,234,286	261,745	—	2,871,454	101,087	17,651	17,651
Total	¥358,373,194	¥34,043,544	¥25,614,084	¥2,372,079	¥5,101,857	¥17,347,129	¥793,019	¥288,719	¥288,719
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
26.CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥12,113 million and ¥7,073 million as of March 31, 2023 and 2024, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of operations. For the fiscal years ended March 31, 2022, 2023 and 2024, there was a negative impact of ¥23,332 million, nil and nil, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of operations.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
27.FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the fiscal years ended March 31, 2022, 2023 and 2024 were as follows:

	2022	2023	2024
	(in millions)
Fees and commissions on deposits	¥51,032	¥49,785	¥36,703
Fees and commissions on remittances and transfers	157,236	147,582	151,663
Fees and commissions on foreign trading business	56,344	69,010	74,485
Fees and commissions on credit card business	207,080	230,386	251,025
Fees and commissions on security-related services	264,530	224,900	278,502
Fees and commissions on administration and management services for investment funds	286,549	282,282	317,323
Trust fees	133,322	131,069	129,393
Guarantee fees(1)	45,849	47,986	51,167
Insurance commissions	42,353	49,420	64,665
Fees and commissions on real estate business	65,611	68,407	68,439
Other fees and commissions(2)	348,957	400,810	475,609
Total	¥1,658,863	¥1,701,637	¥1,898,974

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
The business activities relevant to fees and commissions on remittances and transfers are attributable to DS, Retail & Commercial Banking Business Group (“R&C”), Japanese Corporate Investment Banking Business Group (“JCIB”) and Global Corporate Investment Banking Business Group (“GCIB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to DS, R&C, JCIB and GCIB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on credit card business are substantially attributable to DS and GCB with no significant concentration in any particular segments.
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
Net trading losses for the fiscal years ended March 31, 2022, 2023 and 2024 were comprised of the following:

	2022	2023	2024
	(in millions)
Interest rate and other derivative contracts	¥(102,122)	¥238,162	¥(947,069)
Trading account securities, excluding derivatives	(722,298)	(1,030,260)	248,020
Trading account losses—net	(824,420)	(792,098)	(699,049)
Foreign exchange derivative contracts(1)	(44,693)	57,914	(406,744)
Net trading losses	¥(869,113)	¥(734,184)	¥(1,105,793)

Note:
(1)Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of operations. Foreign exchange gains (losses)—net in the accompanying consolidated statements of operations are also comprised of foreign exchange losses other than derivative contracts and foreign exchange gains related to the fair value option.
For further information on the methodologies and assumptions used to estimate fair value, see Note 31, which also shows fair values of trading account securities by major category. Note 23 discloses further information regarding the derivative-related impact on Trading account losses—net by major category.
29.BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP. The MUFG Group does not use information on the segments’ total assets to allocate its resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, the MUFG Group allocates fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.
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
The MUFG Group made modifications to its internal management accounting rules and practices, effective April 1, 2023, including reallocation of indirect expenses to the Retail & Commercial Banking Business Group from the Digital Service Business Group as well as updates to internal booking rules relating to net revenue in the customer business groups. Corresponding adjustments were booked in Other. There was no impact of these modifications on the Global Commercial Banking Business Group and the Asset Management & Investor Services Business Group.
These changes had the following impact on its previously reported business segment information for the fiscal year ended March 31, 2023:
•increasing the operating profits of the Digital Service Business Group and the Global Corporate & Investment Banking Business Group by ¥6.3 billion and ¥1.8 billion, respectively, and
•reducing the operating profits of the Japanese Corporate & Investment Banking Business Group, the Global Markets Business Group and the Retail & Commercial Banking Business Group by ¥4.4 billion, ¥2.0 billion and ¥1.7 billion, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Prior period business segment information has been restated to enable comparison between the relevant amounts for the fiscal years ended March 31, 2022, 2023 and 2024.

	Customer Business							Global Markets Business Group	Other	Total
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total
		(in billions)
Fiscal year ended March 31, 2022:
Net revenue:	¥741.6	¥584.6	¥623.2	¥771.7	¥348.9	¥540.1	¥3,610.1	¥427.0	¥11.3	¥4,048.4
BK and TB(1):	257.2	390.3	496.8	1.9	106.3	362.2	1,614.7	203.4	53.2	1,871.3
Net interest income	218.0	160.8	210.7	2.1	9.3	171.6	772.5	231.5	148.6	1,152.6
Net fees	36.0	203.0	212.7	—	97.0	174.0	722.7	(8.7)	(57.4)	656.6
Other	3.2	26.5	73.4	(0.2)	—	16.6	119.5	(19.4)	(38.0)	62.1
Other than BK and TB	484.4	194.3	126.4	769.8	242.6	177.9	1,995.4	223.6	(41.9)	2,177.1
Operating expenses	558.9	490.9	320.9	528.0	241.4	295.3	2,435.4	253.0	127.6	2,816.0
Operating profit (loss)	¥182.7	¥93.7	¥302.3	¥243.7	¥107.5	¥244.8	¥1,174.7	¥174.0	¥(116.3)	¥1,232.4
Fixed assets(2)	¥140.6	¥191.7	¥155.8	¥1.0	¥13.3	¥133.0	¥635.4	¥108.4	¥550.3	¥1,294.1
Fiscal year ended March 31, 2023:
Net revenue:	¥748.1	¥614.5	¥800.9	¥870.6	¥360.8	¥712.6	¥4,107.5	¥409.1	¥(0.8)	¥4,515.8
BK and TB(1):	251.9	430.1	645.5	35.1	105.4	532.3	2,000.3	130.8	19.5	2,150.6
Net interest income	214.1	192.4	342.5	35.7	9.4	260.2	1,054.3	710.6	89.7	1,854.6
Net fees	34.9	199.0	228.3	—	96.0	243.2	801.4	(16.6)	(48.3)	736.5
Other	2.9	38.7	74.7	(0.6)	—	28.9	144.6	(563.2)	(21.9)	(440.5)
Other than BK and TB	496.2	184.4	155.4	835.5	255.4	180.3	2,107.2	278.3	(20.3)	2,365.2
Operating expenses	527.4	458.9	330.7	580.3	255.7	334.8	2,487.8	274.0	176.4	2,938.2
Operating profit (loss)	¥220.7	¥155.6	¥470.2	¥290.3	¥105.1	¥377.8	¥1,619.7	¥135.1	¥(177.2)	¥1,577.6
Fixed assets(2)	¥156.9	¥201.9	¥161.2	¥1.1	¥18.8	¥171.2	¥711.2	¥110.6	¥546.3	¥1,368.1
Increase in fixed assets(3)	¥37.0	¥41.9	¥37.1	¥0.6	¥11.6	¥23.4	¥151.5	¥23.2	¥34.2	¥208.9
Depreciation(3)	¥10.6	¥21.1	¥36.6	¥0.2	¥6.0	¥35.2	¥109.8	¥28.3	¥19.5	¥157.6
Fiscal year ended March 31, 2024:
Net revenue:	¥782.5	¥709.4	¥1,013.7	¥685.0	¥432.3	¥863.1	¥4,486.0	¥323.4	¥(37.6)	¥4,771.8
BK and TB(1):	253.1	492.5	829.5	29.3	118.6	781.0	2,504.0	21.8	40.2	2,566.0
Net interest income	213.0	232.7	501.1	29.3	14.7	413.8	1,404.6	113.2	99.1	1,616.9
Net fees	37.7	213.0	233.5	—	103.8	328.8	916.8	(15.0)	(16.4)	885.4
Other	2.4	46.8	94.9	—	0.1	38.4	182.6	(76.4)	(42.5)	63.7
Other than BK and TB	529.4	216.9	184.2	655.7	313.7	82.1	1,982.0	301.6	(77.8)	2,205.8
Operating expenses	536.6	464.0	343.9	382.9	307.3	361.4	2,396.1	300.0	232.8	2,928.9
Operating profit (loss)	¥245.9	¥245.4	¥669.8	¥302.1	¥125.0	¥501.7	¥2,089.9	¥23.4	¥(270.4)	¥1,842.9
Fixed assets(2)	¥186.8	¥228.6	¥169.2	¥1.6	¥21.2	¥170.9	¥778.3	¥114.3	¥502.3	¥1,394.9
Increase in fixed assets(3)	¥38.6	¥47.1	¥46.1	¥0.4	¥11.5	¥32.5	¥176.2	¥28.2	¥29.3	¥233.7
Depreciation(3)	¥14.7	¥24.6	¥42.1	¥0.2	¥9.1	¥42.1	¥132.8	¥32.5	¥16.3	¥181.6

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,286.1 billion as of March 31, 2022, ¥1,210.2 billion as of March 31, 2023 and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
¥1,505.4 billion as of March 31, 2024, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
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
A reconciliation of operating profit and fixed assets under the internal management reporting system for the fiscal years ended March 31, 2022, 2023 and 2024 above to income before income tax expense shown in the accompanying consolidated statements of operations and the total amount of premises and equipment-net, intangible assets-net and goodwill are as follows:

	2022	2023 (Restated)	2024
	(in billions)
Operating profit:	¥1,232	¥1,578	¥1,843
Provision for credit losses	(278)	(8)	(238)
Trading account losses—net	(1,174)	(1,385)	(1,067)
Equity investment securities gains (losses)—net	(109)	(139)	1,449
Debt investment securities gains—net	139	517	297
Foreign exchange losses—net	(9)	(33)	(427)
Equity in earnings of equity method investees—net	437	398	464
Impairment of goodwill	—	(34)	—
Impairment of intangible assets	(33)	(5)	(15)
Provision for off-balance sheet credit instruments	(46)	(21)	(33)
Reversal of impairment (impairment) of assets held for sale	(134)	134	—
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank	(3)	(283)	—
Gain on sale of MUFG Union Bank	—	349	—
Loss on pension buyout	—	(84)	—
Other—net	(81)	(536)	(390)
Income (loss) before income tax expense (benefit)	¥(59)	¥448	¥1,883
Fixed assets:	¥1,294	¥1,368	¥1,395
U.S. GAAP adjustments and other	974	964	1,267
Premises and equipment-net, Intangible assets-net and Goodwill	¥2,268	¥2,332	¥2,662
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
Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2022, 2023 and 2024, and estimated total

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2022:
Total revenue(2)	¥2,160,509	¥500,590	¥67,687	¥975,340	¥221,601	¥3,925,727
Total expense(3)	2,198,650	666,564	311,639	726,042	81,559	3,984,454
Income (loss) before income tax expense (benefit)	(38,141)	(165,974)	(243,952)	249,298	140,042	(58,727)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(7,380)	(498,205)	(344,044)	506,621	259,688	(83,320)
Total assets at end of fiscal year(4)	246,637,054	54,576,602	22,319,350	31,909,321	12,207,691	367,650,018
Fiscal year ended March 31, 2023 (Restated):
Total revenue(2)	¥2,617,973	¥1,319,244	¥173,013	¥1,479,618	¥508,472	¥6,098,320
Total expense(3)	2,074,369	1,621,492	370,130	1,282,806	301,301	5,650,098
Income (loss) before income tax expense (benefit)	543,604	(302,248)	(197,117)	196,812	207,171	448,222
Net income (loss) attributable to Mitsubishi UFJ Financial Group	616,243	(110,235)	(246,138)	9,074	107,691	376,635
Total assets at end of fiscal year	249,539,149	59,695,647	24,675,334	34,452,071	13,373,532	381,735,733
Fiscal year ended March 31, 2024:
Total revenue(2)	¥3,824,204	¥2,579,150	¥594,053	¥2,026,469	¥950,781	¥9,974,657
Total expense(3)	2,695,953	2,214,010	690,299	1,784,126	707,675	8,092,063
Income (loss) before income tax expense (benefit)	1,128,251	365,140	(96,246)	242,343	243,106	1,882,594
Net income (loss) attributable to Mitsubishi UFJ Financial Group	929,638	442,036	(249,528)	(44,115)	250,090	1,328,121
Total assets at end of fiscal year	257,570,207	61,265,784	23,577,515	39,097,955	15,925,000	397,436,461

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2023 and 2024:

	2023	2024
	(in millions)
Cash and due from banks	¥738,309	¥688,020
Interest-earning deposits in other banks	17,518,035	12,701,980
Total	¥18,256,344	¥13,390,000
Trading account assets	¥31,158,079	¥32,450,982
Investment securities	¥11,456,886	¥12,869,037
Loans—net of unearned income, unamortized premiums and deferred loan fees	¥50,981,148	¥57,457,037
Deposits	¥52,278,932	¥63,114,752
Funds borrowed:
Call money, funds purchased	¥18,088	¥3,061
Payables under repurchase agreements	10,730,611	13,531,043
Payables under securities lending transactions	54,985	90,061
Other short-term borrowings	5,058,454	6,380,759
Long-term debt	1,530,782	1,666,451
Total	¥17,392,920	¥21,671,375
Trading account liabilities	¥8,611,974	¥8,598,192
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2023 and 2024:

At March 31, 2023	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,098,208	¥12,746,415	¥1,182,319	¥33,026,942
Debt securities
Japanese national government and Japanese government agency bonds	6,092,523	329,502	—	6,422,025
Japanese prefectural and municipal bonds	—	279,168	—	279,168
Foreign government and official institution bonds	11,760,274	493,691	1,168	12,255,133
Corporate bonds	3,965	2,252,424	—	2,256,389
Residential mortgage-backed securities	—	4,978,709	—	4,978,709
Commercial mortgage-backed securities	—	4,627	—	4,627
Asset-backed securities	—	1,210,381	668,911	1,879,292
Other debt securities	—	—	334,124	334,124
Commercial paper	—	1,931,569	—	1,931,569
Equity securities(2)	1,241,446	1,266,344	178,116	2,685,906
Trading derivative assets	84,406	12,674,978	142,343	12,901,727
Interest rate contracts	40,013	7,311,689	93,833	7,445,535
Foreign exchange contracts	3,909	5,258,511	13,714	5,276,134
Equity contracts	40,484	28,617	20,659	89,760
Commodity contracts	—	17	9,908	9,925
Credit derivatives	—	76,144	3,801	79,945
Other(8)	—	—	428	428
Trading loans(3)	—	13,820	—	13,820
Investment securities:
Available-for-sale debt securities	25,236,359	10,250,511	253,932	35,740,802
Japanese national government and Japanese government agency bonds	23,292,055	2,754,548	—	26,046,603
Japanese prefectural and municipal bonds	—	2,759,941	—	2,759,941
Foreign government and official institution bonds	1,944,304	978,438	—	2,922,742
Corporate bonds	—	1,056,191	1,970	1,058,161
Residential mortgage-backed securities	—	1,110,239	15	1,110,254
Asset-backed securities	—	1,247,377	182,938	1,430,315
Other debt securities	—	343,777	69,009	412,786
Equity securities	4,362,017	101,576	74,761	4,538,354
Marketable equity securities	4,362,017	101,576	—	4,463,593
Nonmarketable equity securities(4)	—	—	74,761	74,761
Other(5)	1,535,446	848,596	92,251	2,476,293
Total	¥50,316,436	¥36,635,896	¥1,745,606	¥88,697,938

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2023	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥232,287	¥2,620	¥—	¥234,907
Trading derivative liabilities	163,129	13,718,992	61,247	13,943,368
Interest rate contracts	85,641	8,566,043	45,204	8,696,888
Foreign exchange contracts	1,679	5,013,909	2,369	5,017,957
Equity contracts	75,809	48,953	3,731	128,493
Commodity contracts	—	—	9,817	9,817
Credit derivatives	—	90,087	62	90,149
Other(8)	—	—	64	64
Obligation to return securities received as collateral(6)	6,664,578	158,763	68,204	6,891,545
Other(7)	—	313,482	73,663	387,145
Total	¥7,059,994	¥14,193,857	¥203,114	¥21,456,965

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2024	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥18,626,829	¥13,457,903	¥2,041,954	¥34,126,686
Debt securities
Japanese national government and Japanese government agency bonds	6,278,228	395,745	—	6,673,973
Japanese prefectural and municipal bonds	—	91,683	—	91,683
Foreign government and official institution bonds	10,170,757	662,651	101	10,833,509
Corporate bonds	8,937	2,723,957	—	2,732,894
Residential mortgage-backed securities	—	5,422,286	—	5,422,286
Asset-backed securities	—	1,374,191	1,352,755	2,726,946
Other debt securities	—	2,599	536,846	539,445
Commercial paper	—	1,609,441	—	1,609,441
Equity securities(2)	2,168,907	1,175,350	152,252	3,496,509
Trading derivative assets	90,325	15,081,739	151,242	15,323,306
Interest rate contracts	14,143	9,382,147	110,013	9,506,303
Foreign exchange contracts	10,473	5,604,544	12,647	5,627,664
Equity contracts	65,709	48,606	8,647	122,962
Commodity contracts	—	391	18,282	18,673
Credit derivatives	—	46,047	1,148	47,195
Other(8)	—	4	505	509
Trading loans(3)	—	31,542	—	31,542
Investment securities:
Available-for-sale debt securities	23,569,981	7,620,772	204,619	31,395,372
Japanese national government and Japanese government agency bonds	21,336,860	1,830,540	—	23,167,400
Japanese prefectural and municipal bonds	—	1,045,991	—	1,045,991
Foreign government and official institution bonds	2,233,121	1,046,162	—	3,279,283
Corporate bonds	—	1,016,574	5,017	1,021,591
Residential mortgage-backed securities	—	1,229,510	15	1,229,525
Asset-backed securities	—	1,114,195	132,951	1,247,146
Other debt securities	—	337,800	66,636	404,436
Equity securities	5,401,388	70,823	86,137	5,558,348
Marketable equity securities	5,401,388	70,823	—	5,472,211
Nonmarketable equity securities(4)	—	—	86,137	86,137
Other(5)	1,175,125	1,224,351	139,117	2,538,593
Total	¥48,863,648	¥37,487,130	¥2,623,069	¥88,973,847

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2024	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥103,705	¥4,508	¥—	¥108,213
Trading derivative liabilities	117,567	16,269,035	92,336	16,478,938
Interest rate contracts	30,997	10,591,825	70,527	10,693,349
Foreign exchange contracts	954	5,542,872	2,449	5,546,275
Equity contracts	85,616	72,337	389	158,342
Commodity contracts	—	—	18,327	18,327
Credit derivatives	—	61,999	488	62,487
Other(8)	—	2	156	158
Obligation to return securities received as collateral(6)	6,955,747	195,622	71,399	7,222,768
Other(7)	—	193,599	66,452	260,051
Total	¥7,177,019	¥16,662,764	¥230,187	¥24,069,970

Notes:
(1)Includes securities measured under the fair value option.
(2)Excludes certain investments valued at net asset value of private equity funds, whose fair values were ¥225,972 million and ¥264,458 million at March 31, 2023 and 2024, respectively. The amounts of unfunded commitments related to these private equity funds were ¥172,562 million and ¥134,429 million at March 31, 2023 and 2024, respectively.
(3)Includes loans measured under the fair value option.
(4)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds, whose fair values at March 31, 2023 were ¥29,308 million and ¥51,458 million, respectively, and those at March 31, 2024 were ¥37,207 million and ¥53,324 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2023 were ¥1,305 million and nil, respectively, and those at March 31, 2024 were ¥869 million and ¥250 million, respectively.
(5)Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions.
(6)Included in Other liabilities.
(7)Mainly includes other short-term borrowings, long-term debt, and bifurcated embedded derivatives carried at fair value.
(8)Includes certain derivatives such as earthquake derivatives.

Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2023 and 2024. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	March 31, 2022	Total gains (losses) for the period											March 31, 2023	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2023
		Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥797,997	¥50,044	(2)	¥—	¥387,100	¥—	¥(21,409)	¥(30,468)	¥—		¥(945)		¥1,182,319	¥43,990	(2)
Debt securities
Foreign government and official institution bonds	1,711	16		—	5,718	—	(5,765)	(250)	—		(262)		1,168	(35)
Corporate bonds	683	—		—	—	—	—	—	—		(683)		—	—
Asset-backed securities	315,231	17,132		—	354,978	—	(15,636)	(2,794)	—		—		668,911	15,749
Other debt securities	313,166	21,297		—	8,128	—	—	(8,467)	—		—		334,124	20,646
Equity securities	167,206	11,599		—	18,276	—	(8)	(18,957)	—		—		178,116	7,630
Trading derivatives—net	71,089	(2,045)	(2)	1,138	612	(334)	—	(17,198)	55,211		(27,377)		81,096	45,862	(2)
Interest rate contracts—net	37,493	(27,947)		297	—	—	—	10,932	55,243	(5)	(27,389)	(5)	48,629	10,779
Foreign exchange contracts—net	7,463	8,210		86	—	—	—	(4,484)	(32)		102		11,345	7,877
Equity contracts—net	23,420	16,190		758	19	—	—	(23,369)	—		(90)		16,928	25,646
Commodity contracts—net	(45)	153		(3)	—	—	—	(14)	—		—		91	153
Credit derivatives—net	2,729	1,273		—	—	—	—	(263)	—		—		3,739	1,303
Other—net(8)	29	76		—	593	(334)	—	—	—		—		364	104
Investment securities:
Available-for-sale debt securities	212,936	(1,303)	(3)	16,357	301,283	—	—	(272,638)	1,405		(4,108)		253,932	2,094	(3)
Foreign government and official institution bonds	11,890	—		(925)	128	—	—	(11,093)	—		—		—	—
Corporate bonds	3,089	(164)		142	1,823	—	—	(67)	1,255		(4,108)		1,970	147
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	124,379	(1,174)		14,406	296,645	—	—	(251,318)	—		—		182,938	(823)
Other debt securities	73,563	35		2,734	2,687	—	—	(10,160)	150		—		69,009	2,770
Equity securities	55,883	712	(3)	345	18,963	—	(2,682)	(806)	3,411		(1,065)		74,761	161	(3)
Nonmarketable equity securities	55,883	712		345	18,963	—	(2,682)	(806)	3,411		(1,065)		74,761	161
Other	4,912	61	(7)	(21)	90,986	—	—	(5,612)	1,925		—		92,251	61	(7)
Assets held for sale	76,918	992	(9)	9,263	1,620	—	(77,390)	(11,403)	—		—		—	—
Investment securities	65,262	(3,619)		7,156	297	—	(56,292)	(12,804)	—		—		—	—
Other	11,656	4,611		2,107	1,323	—	(21,098)	1,401	—		—		—	—
Total	¥1,219,735	¥48,461		¥27,082	¥800,564	¥(334)	¥(101,481)	¥(338,125)	¥61,952		¥(33,495)		¥1,684,359	¥92,168
Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥—	¥73,595	¥—	¥(5,391)	¥—		¥—		¥68,204	¥—
Other	16,463	35,755	(4)	(3,879)	—	53,887	—	(36,792)	72,173	(6)	(192)		73,663	43,066	(4)
Total	¥16,463	¥35,755		¥(3,879)	¥—	¥127,482	¥—	¥(42,183)	¥72,173		¥(192)		¥141,867	¥43,066

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	March 31, 2023	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		March 31, 2024	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2024
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,182,319	¥213,607	(2)	¥—	¥728,692	¥—	¥(16,552)	¥(66,257)	¥145		¥—		¥2,041,954	¥206,853	(2)
Debt securities
Foreign government and official institution bonds	1,168	123		—	7	—	(7)	(1,190)	—		—		101	—
Asset-backed securities	668,911	143,982		—	552,320	—	—	(12,458)	—		—		1,352,755	143,014
Other debt securities	334,124	61,722		—	141,000	—	—	—	—		—		536,846	61,722
Equity securities	178,116	7,780		—	35,365	—	(16,545)	(52,609)	145		—		152,252	2,117
Trading derivatives—net	81,096	1,979	(2)	1,383	423	(355)	—	(16,407)	49,297		(58,510)		58,906	1,549	(2)
Interest rate contracts—net	48,629	(9,448)		(1,240)	—	—	—	4,784	49,324	(5)	(52,563)	(5)	39,486	(8,541)
Foreign exchange contracts—net	11,345	2,429		922	—	—	—	(582)	98		(4,014)		10,198	3,309
Equity contracts—net	16,928	10,324		1,694	4	—	—	(20,415)	(125)		(152)		8,258	8,070
Commodity contracts—net	91	(128)		7	—	—	—	(15)	—		—		(45)	(128)
Credit derivatives—net	3,739	(1,119)		—	—	—	—	(179)	—		(1,781)		660	(1,087)
Other—net(8)	364	(79)		—	419	(355)	—	—	—		—		349	(74)
Investment securities:
Available-for-sale debt securities	253,932	1,403	(3)	20,914	208,844	—	—	(278,573)	26		(1,927)		204,619	12,786	(3)
Corporate bonds	1,970	(83)		150	2,978	—	—	(4)	26		(20)		5,017	69
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	182,938	1,597		14,325	205,611	—	—	(271,520)	—		—		132,951	6,360
Other debt securities	69,009	(111)		6,439	255	—	—	(7,049)	—		(1,907)		66,636	6,357
Equity securities	74,761	1,223	(3)	524	10,665	—	(2,200)	—	2,015		(851)		86,137	64	(3)
Nonmarketable equity securities	74,761	1,223		524	10,665	—	(2,200)	—	2,015		(851)		86,137	64
Other	92,251	(204)	(7)	186	49,009	—	—	(2,125)	—		—		139,117	(204)	(7)
Total	¥1,684,359	¥218,008		¥23,007	¥997,633	¥(355)	¥(18,752)	¥(363,362)	¥51,483		¥(61,288)		¥2,530,733	¥221,048
Liabilities
Obligation to return securities received as collateral	¥68,204	¥—		¥—	¥—	¥5,053	¥—	¥(1,858)	¥—		¥—		¥71,399	¥—
Other	73,663	(58,355)	(4)	(8,293)	—	61,123	—	(111,353)	(705)		(22,924)	(6)	66,452	(17,683)	(4)
Total	¥141,867	¥(58,355)		¥(8,293)	¥—	¥66,176	¥—	¥(113,211)	¥(705)		¥(22,924)		¥137,851	¥(17,683)

Notes:
(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account losses—net and Foreign exchange gains (losses)—net.
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
(7)Included in Other non-interest income.
(8)Includes certain derivatives such as earthquake derivatives.
(9)Included in Investment securities gains (losses)—net, Trading account losses—net and Fees and commissions income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2023	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities :
Residential mortgage-backed securities and Asset-backed securities	¥101,014	Discounted cash flow	Recovery rate	100.0%	100.0%
	591,515	Internal model(4)	Asset correlations	3.0%	3.0%
			Discount factor	2.0%～2.3%	2.0%
			Prepayment rate	13.1%	13.1%
			Probability of default	0.0%~99.0%	—	(3)
			Recovery rate	72.2%	72.2%
Other debt securities	385,046	Discounted cash flow	Liquidity premium	0.9%~3.2%	2.8%

At March 31, 2023	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	48,209	Option model	Correlation between interest rates	30.0%~60.6%	44.4%
			Correlation between interest rate and foreign exchange rate	2.0%~60.0%	36.6%
			Volatility	70.3%~106.7%	80.1%
Foreign exchange contracts—net	11,345	Option model	Correlation between interest rates	30.0%~70.0%	50.6%
			Correlation between interest rate and foreign exchange rate	14.3%~60.0%	36.8%
			Correlation between foreign exchange rates	50.0%~70.6%	66.4%
			Volatility	10.6%~23.0%	15.6%
Equity contracts—net	3,316	Option model	Correlation between foreign exchange rate and equity	(58.4)%~55.0%	15.0%
			Correlation between equities	5.6%~95.0%	54.1%
			Volatility	28.0%~37.0%	32.2%
	13,612	Discounted cash flow	Term of litigation	0.1 years~1.0 year	0.5 years

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2024	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Asset-backed securities	¥1,248,241	Internal model(4)	Asset correlations	3.0%	3.0%
			Discount factor	1.4%~1.6%	1.4%
			Prepayment rate	17.7%	17.7%
			Probability of default	0.0%~93.0%	—	(3)
			Recovery rate	55.0%	55.0%
Other debt securities	587,272	Discounted cash flow	Liquidity premium	0.9%~3.2%	2.8%

At March 31, 2024	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	41,687	Option model	Correlation between interest rates	30.0%~60.7%	44.6%
			Correlation between interest rate and foreign exchange rate	(2.0)%~60.0%	35.0%
			Volatility	61.2%~80.6%	75.6%
Foreign exchange contracts—net	9,800	Option model	Correlation between interest rates	30.0%~70.0%	48.2%
			Correlation between interest rate and foreign exchange rate	17.6%~60.0%	36.3%
			Correlation between foreign exchange rates	50.0%~70.6%	66.4%
			Volatility	9.9%~21.3%	14.1%
Equity contracts—net	4,414	Option model	Correlation between foreign exchange rate and equity	0.0%~30.0%	20.0%
			Correlation between equities	5.0%~76.0%	57.5%
			Volatility	25.0%~37.0%	33.9%

Notes:
(1)The fair value as of March 31, 2023 and 2024 excludes the fair value of investments valued using vendor prices.
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

Changes in and range of unobservable inputs
Probability of default—Probability of default is an estimate of the likelihood that the default event will occur and the MUFG Group will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would have resulted in a significant decrease (increase) in a fair value through a decrease (increase) in the estimated cash flows. Probability of default used in internal model of Residential mortgage-backed securities and Asset-backed securities represents that of underlying assets, whereas probability of default used in other valuation techniques represents the counterparty default risks, determined through the MUFG Group’s credit rating system.
The wide range of probability of default used in the internal model of Residential mortgage-backed securities and Asset-backed securities is mainly caused by Asset-backed securities. Asset-backed securities have a large number of underlying loans, mainly corporate loans, in several industries. The MUFG Group primarily makes investments in the senior tranches of such securities, with no investments in the equity portion. Thus, the MUFG Group’s investments have higher priority of payments than mezzanine and equity and even if some of underlying loans become default, the MUFG Group may still be able to receive the full contractual payments.
Discount factor and Liquidity premium—Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the instruments. When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2023 and 2024:

	2023				2024
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)(2)	¥—	¥13,366	¥13,271	¥26,637	¥—	¥9,460	¥45,175	¥54,635
Loans	1,917	3,388	611,055	616,360	2,271	5,201	626,372	633,844
Loans held for sale	—	—	439,361	439,361	—	—	472,711	472,711
Collateral dependent loans	1,917	3,388	171,694	176,999	2,271	5,201	153,661	161,133
Premises and equipment	—	—	11,835	11,835	—	—	6,950	6,950
Intangible assets	—	—	309	309	—	—	5,174	5,174
Goodwill	—	—	184,364	184,364	—	—	—	—
Other assets	178,592	—	29,003	207,595	—	32,481	18,173	50,654
Investments in equity method investees(1)	178,592	—	12,472	191,064	—	27,801	1,702	29,503
Other	—	—	16,531	16,531	—	4,680	16,471	21,151
Total	¥180,509	¥16,754	¥849,837	¥1,047,100	¥2,271	¥47,142	¥701,844	¥751,257

Notes:
(1)Excludes certain investments valued at net asset value of ¥33,595 million and ¥18,037 million at March 31, 2023 and 2024, respectively. The unfunded commitments related to these investments are ¥23,029 million and ¥24,208 million at March 31, 2023 and 2024, respectively. These investments are in private equity funds.
(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.
The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2023 and 2024:

	2023	2024
	(in millions)
Investment securities	¥3,580	¥12,628
Loans	73,282	67,955
Loans held for sale	32,146	55,064
Collateral dependent loans	41,136	12,891
Premises and equipment	5,293	2,925
Intangible assets	3,650	14,929
Goodwill	33,553	—
Other assets	74,470	40,867
Investments in equity method investees	58,061	19,978
Other	16,409	20,889
Assets held for sale	282,540	—
Loans held for sale	282,540	—
Total	¥476,368	¥139,304

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Investment securities for the year ended March 31, 2023 and 2024 primarily include nonmarketable equity securities measured under the measurement alternative. See Note 3 for the details of the measurement alternative.
Loans held for sale are recorded at the lower of cost or fair value. The fair value of loans held for sale is based on secondary market prices, where available. Where no such price exists, the fair value is determined using prices observed in the market for a similar asset or assets, which may be adjusted, as appropriate, to reflect other market conditions or the perceived credit risk of the borrower. These loans are principally classified in Level 3 of the fair value hierarchy, except when quoted prices are available but not traded actively, which results in such loans held for sale being classified in Level 2 of the fair value hierarchy.
The significant unobservable inputs used for the fair value measurements of loans held for sale based on adjusted prices, which are categorized within Level 3 of the fair value hierarchy, consisted of prices ranging from ¥54.00 to ¥100.00 and from ¥4.21 to ¥100.00 as of March 31, 2023 and 2024, respectively, and the weighted average of prices were ¥91.21 and ¥83.38 as of March 31, 2023 and 2024, respectively. The significant unobservable inputs used for the fair value measurements of loans held for sale based on discounted cash flows, which are categorized within Level 3 of the fair value hierarchy, consisted of discount rates ranging from 2.65% to 13.44% and from 0.83% to 11.87% as of March 31, 2023 and 2024, respectively, and the weighted averages of the discount rates were 11.58% and 11.51% as of March 31, 2023 and 2024, respectively. Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

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
The MUFG Group also elected the fair value option for certain financial instruments held by Mitsubishi UFJ Securities Holdings’ foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Other assets. These financial liabilities are mainly included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the accompanying consolidated statements of operations.
The following table presents the gains or losses recorded for the fiscal years ended March 31, 2022, 2023 and 2024 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2022			2023			2024
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥(984,605)	¥1,752,995	¥768,390	¥(1,180,311)	¥1,369,071	¥188,760	¥(173,290)	¥2,176,389	¥2,003,099
Total	¥(984,605)	¥1,752,995	¥768,390	¥(1,180,311)	¥1,369,071	¥188,760	¥(173,290)	¥2,176,389	¥2,003,099
Financial liabilities:
Other short-term borrowings(1)	¥5,552	¥—	¥5,552	¥(3,626)	¥—	¥(3,626)	¥3,690	¥—	¥3,690
Long-term debt(1)	50,082	—	50,082	40,944	—	40,944	(20,426)	—	(20,426)
Total	¥55,634	¥—	¥55,634	¥37,318	¥—	¥37,318	¥(16,736)	¥—	¥(16,736)

Note:
(1)Changes in the value attributable to the instrument-specific credit risk related to those financial liabilities were not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2023 and 2024 for long-term debt instruments for which the fair value option has been elected:

	2023			2024
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥501,982	¥431,338	¥(70,644)	¥246,153	¥234,909	¥(11,244)
Total	¥501,982	¥431,338	¥(70,644)	¥246,153	¥234,909	¥(11,244)
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
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2023 and 2024:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Carrying amount	Estimated fair value
At March 31, 2023		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥60,051	¥60,051	¥60,051	¥—	¥—
Interest-earning deposits in other banks	53,990	53,990	—	53,990	—
Call loans and funds sold	1,802	1,802	—	1,802	—
Receivables under resale agreements	14,059	14,059	—	14,059	—
Receivables under securities borrowing transactions	4,556	4,556	—	4,556	—
Investment securities	21,520	21,386	13,527	5,354	2,505
Loans, net of allowance for credit losses(1)	118,679	118,933	2	263	118,668
Other financial assets(2)	10,108	10,108	—	10,108	—
Financial liabilities:
Deposits
Non-interest-bearing	¥37,804	¥37,804	¥—	¥37,804	¥—
Interest-bearing	197,500	197,573	—	197,573	—
Total deposits	235,304	235,377	—	235,377	—
Call money and funds purchased	3,438	3,438	—	3,438	—
Payables under repurchase agreements	40,132	40,132	—	40,132	—
Payables under securities lending transactions	1,138	1,138	—	1,138	—
Due to trust account and other short-term borrowings	14,260	14,260	—	14,260	—
Long-term debt	38,704	37,928	—	37,928	—
Other financial liabilities	9,595	9,595	—	9,595	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Carrying amount	Estimated fair value
At March 31, 2024		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥4,392	¥4,392	¥4,392	¥—	¥—
Interest-earning deposits in other banks	105,632	105,632	—	105,632	—
Call loans and funds sold	1,738	1,738	—	1,738	—
Receivables under resale agreements	18,495	18,495	—	18,495	—
Receivables under securities borrowing transactions	5,001	5,001	—	5,001	—
Investment securities	24,844	24,558	14,522	7,457	2,579
Loans, net of allowance for credit losses(1)	126,572	126,746	2	295	126,449
Other financial assets(2)	11,787	11,787	—	11,787	—
Financial liabilities:
Deposits
Non-interest-bearing	¥38,787	¥38,787	¥—	¥38,787	¥—
Interest-bearing	207,659	207,808	—	207,808	—
Total deposits	246,446	246,595	—	246,595	—
Call money and funds purchased	5,094	5,094	—	5,094	—
Payables under repurchase agreements	35,711	35,711	—	35,711	—
Payables under securities lending transactions	1,017	1,017	—	1,017	—
Due to trust account and other short-term borrowings	15,743	15,743	—	15,743	—
Long-term debt	39,743	39,010	—	39,010	—
Other financial liabilities	9,473	9,473	—	9,473	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)Excludes investments in equity method investees of ¥3,482 billion and ¥4,113 billion at March 31, 2023 and 2024, respectively.
The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2023 and 2024 was not material.
32.PARENT COMPANY ONLY FINANCIAL INFORMATION
Distributions of retained earnings of MUFG Bank and Mitsubishi UFJ Trust and Banking are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥5,837 billion and ¥6,159 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2023 and 2024, respectively. See Notes 19 and 21 for further information.
The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.
At March 31, 2023 and 2024, approximately ¥5,352 billion and ¥6,441 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.
As described in Note 1A, the restatement of the March 31, 2023 consolidated financial statements resulted in the amounts previously recognized as direct adjustments to equity, including retained earnings of ¥223,273 million, net of tax, being recognized as

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
reductions of the gain on sale. This correction resulted in reductions of ¥223,273 million in "Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net", "Income (loss) before income tax expense", and "Net income (loss)" in the condensed statements of operations for the year ended March 31, 2023.
The following table presents the parent company only financial information of MUFG:
Condensed Balance Sheets

	As of March 31,
	2023	2024
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥173,603	¥147,740
Investments in subsidiaries and affiliated companies	16,834,133	18,819,492
Banking subsidiaries	11,893,171	12,822,717
Non-banking subsidiaries and affiliated companies	4,940,962	5,996,775
Loans to subsidiaries	12,841,655	14,198,572
Banking subsidiaries	12,225,477	13,651,662
Non-banking subsidiaries	616,178	546,910
Other assets	229,005	178,222
Total assets	¥30,078,396	¥33,344,026
Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,291,660	¥1,285,635
Long-term debt from non-banking subsidiaries and affiliated companies	15,591	21,902
Long-term debt	12,792,670	14,163,977
Other liabilities	215,129	226,850
Total liabilities	14,315,050	15,698,364
Total shareholders’ equity	15,763,346	17,645,662
Total liabilities and shareholders’ equity	¥30,078,396	¥33,344,026

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Operations

	Fiscal years ended March 31,
	2022	2023 (Restated)	2024
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥586,108	¥605,115	¥774,211
Banking subsidiaries	419,691	407,630	545,886
Non-banking subsidiaries and affiliated companies	166,417	197,485	228,325
Management fees from subsidiaries	34,957	35,052	34,393
Interest income from subsidiaries	183,679	273,536	371,860
Foreign exchange gains—net	6,851	3,465	451
Trading account profits (losses)—net	(4,059)	28,970	(40,379)
Gains on sales of investment in subsidiaries and affiliated companies—net	—	17,748	—
Other income	11,732	13,255	15,374
Total income	819,268	977,141	1,155,910
Expense:
Operating expenses	40,158	44,149	47,600
Interest expense to subsidiaries and affiliated companies	12,256	15,442	15,673
Interest expense	167,057	256,333	355,781
Other expense	7,154	6,496	6,229
Total expense	226,625	322,420	425,283
Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	(667,088)	(259,130)	592,064
Income (loss) before income tax expense	(74,445)	395,591	1,322,691
Income tax expense (benefit)	8,875	18,956	(5,430)
Net income (loss)	¥(83,320)	¥376,635	¥1,328,121

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2022	2023	2024
	(in millions)
Operating activities:
Net cash provided by operating activities	570,448	609,641	839,937
Investing activities:
Proceeds from sales and dispositions of investments in subsidiaries and affiliated companies	136	41,125	865
Purchase of equity investment in subsidiaries and an affiliated company	(1,000)	—	—
Net increase in loans to subsidiaries	(257,619)	(2,204,831)	(231,891)
Other—net	(9,413)	(7,791)	(8,787)
Net cash used in investing activities	(267,896)	(2,171,497)	(239,813)
Financing activities:
Net increase (decrease) in short-term borrowings from subsidiaries	(61,415)	145,513	(6,025)
Proceeds from issuance of long-term debt	1,625,173	3,833,878	1,809,416
Repayment of long-term debt	(1,369,254)	(1,630,695)	(1,578,887)
Proceeds from sales of treasury stock	—	—	1
Payments for acquisition of treasury stock	(150,017)	(450,019)	(400,037)
Dividends paid	(334,620)	(380,447)	(439,755)
Other—net	(10,410)	(14,160)	(10,700)
Net cash provided by (used in) financing activities	(300,543)	1,504,070	(625,987)
Net increase (decrease) in cash and cash equivalents	2,009	(57,786)	(25,863)
Cash and cash equivalents at beginning of fiscal year	229,380	231,389	173,603
Cash and cash equivalents at end of fiscal year	¥231,389	¥173,603	¥147,740
33.SUBSEQUENT EVENTS
Approval of Dividends
On June 27, 2024, the shareholders approved the payment of cash dividends of ¥20.5 per share of Common stock, totaling ¥240,938 million, that were payable on June 28, 2024, to the shareholders of record on March 31, 2024.
Repurchase of own shares
At the meeting of the Board of Directors of MUFG held on May 15, 2024, it was resolved to repurchase up to 80,000,000 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of its own shares for approximately ¥100 billion, in aggregate, from May 16, 2024 to June 30, 2024. This repurchase plan allowed for the repurchase of the equivalent of up to 0.7% of the total number of common shares outstanding excluding its own shares, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

* * * * *

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2022 (English translation)
1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)*
1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2022 (English translation)**
1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on August 2, 2022 (English Translation)
1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1. 2024 (English translation)
1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)*
2(a)	Form of American Depositary Receipt*
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
11(a)
MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

11(b)	MUFG Insider Trading Control Policy and Insider Trading Control Rule
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
97	MUFG Executive Compensation Recovery Policy
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2024***
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2024****
99(c)	Financial Statements and Supplementary Data of Morgan Stanley*****
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, has been formatted in Inline XBRL

Notes:

*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
**    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 8, 2022.
***    Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-273681) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
****    Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-273681) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*****    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 22, 2024.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ HIRONORI KAMEZAWA
Name:	Hironori Kamezawa
Title:	President & Group Chief Executive Officer
Date: July 30, 2024