Form 20-F
period 2025-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2025-07-07
CIK 67088

As filed with the Securities and Exchange Commission on July 7, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2025
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
As of March 31, 2025, 12,067,710,920 shares of common stock (including 561,241,249 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
When we refer in this Annual Report to “MUFG,” “we,” “us,” “our,” the "MUFG Group" and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. In addition, our “commercial banking subsidiaries” refers to MUFG Bank, Ltd. and, as the context requires, its consolidated subsidiaries engaged in the commercial banking business. Our “trust banking subsidiaries” refers to Mitsubishi UFJ Trust and Banking Corporation and, as the context requires, its consolidated subsidiaries engaged in the trust banking business. Our “banking subsidiaries” refers to MUFG Bank and Mitsubishi UFJ Trust and Banking and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. Our “securities subsidiaries” refers to Mitsubishi UFJ Securities Holdings Co., Ltd., and, as the context requires, its consolidated subsidiaries engaged in the securities business.
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
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Investing in our securities involves a high degree of risk. You should carefully consider the risks described in this section, which is intended to disclose the risks that we consider material based on the information currently available to us, as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and “Selected Statistical Data.”
Our business, operating results and financial condition could be materially and adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described in this section and elsewhere in this Annual Report. See “Forward-Looking Statements.”
Risks Related to Our Business Environment
Because a large portion of our assets as well as our business operations are in Japan, we may incur losses if economic conditions in Japan worsen.
Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2025, 64.5% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 62.5% of our total investment securities portfolio and 9.0% of our total assets, respectively. Interest and non-interest income in Japan represented 26.8% of our total interest and non-interest income for the fiscal year ended March 31, 2025. Furthermore, as of March 31, 2025, our loans in Japan accounted for 56.8% of our total loans outstanding.
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
Instability in the Japanese stock market and foreign currency exchange rates, particularly between the Japanese yen and other major currencies, may also have an adverse impact on our asset and liability management as well as our results of operations. Various other factors, including international geopolitical conflicts, significant or prolonged inflationary or deflationary price trends, the decreasing and aging demographics in Japan, stagnation or deterioration of economic and market conditions in other countries, economic policies adopted by other countries potentially affecting exports from and imports into Japan, growing global competition and trade conflicts, may also have a material negative impact on the Japanese economy. For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”
Since our domestic loans in Japan accounted for a significant portion of our loan portfolio, deteriorating or stagnant economic conditions in Japan may cause adverse effects on our financial results, such as increases in credit costs, as the credit quality of our borrowers could deteriorate. Borrowers in particular industries may be adversely affected by disruptions in commodity supply chains, changes in economic behavior, trade restrictions and other consequences of geopolitical and geoeconomic conflicts, and other events that are beyond the control of those that are affected. Our domestic loan portfolio may also be adversely affected by interest rate fluctuations in Japan. For example, the Bank of Japan has been gradually raising its policy interest rate since March 2024, and interest rates in Japan may continue to rise in the future. Unexpected increases in interest rates may negatively affect our borrowers’ debt service capacity, and our credit costs may significantly increase. On the other hand, if the Bank of Japan continues or increases its purchase of Japanese government bonds in the market, the yield on many financial instruments and other market interest rates in Japan are likely to remain at current low levels or decline. In such case, and particularly if the Bank of Japan’s policy rate is lowered from the current level, market interest rates may decline, and our interest rate spread on our domestic loan portfolio may narrow, reducing our net interest income.
Our results of operations may be materially affected by deterioration of economic conditions in Japan and around the world.
Economic conditions in Japan and around the world may deteriorate due to various factors such as changes in the monetary and fiscal policies in major jurisdictions and the fiscal condition of major countries, industrial and trade policies adopted in major markets, rapid and significant fluctuations in foreign exchange rates, global inflation, deflation or stagflation, changes in real estate market trends, and concerns and developments affecting financial institutions. Uncertainty over the Japanese and global economies still remains because of such other factors as geopolitical instabilities or conflicts, interruptions or changes in international supply chains or trade, and rapid and significant changes in the market, regulatory or business environment. As of March 31, 2025, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 16.4% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 9.5% of our total assets, and assets related to Europe accounted for approximately 5.8% of our total assets.
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
As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes including any ensuing tsunami, typhoons, floods and other natural disasters, terrorism, geopolitical, political and social conflicts, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. We may also be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with such external events. In addition, such external events may negatively impact the economic conditions in the markets we or our customers operate. As a result, our business, operating results and financial condition may be materially and adversely affected.
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
As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes, including any ensuing tsunami. If a large-scale earthquake occurs in areas where our business function is concentrated, such as the

Tokyo metropolitan area, or where the facilities, systems, networks and other infrastructure critical to our operations are located, our financial position and business results could be adversely affected.
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
Transition risks include changes in regulations, market preferences and technologies relating to carbon emissions. The possible adverse impacts of transition risks include asset devaluations, increased operational and compliance costs, and an inability to meet regulatory or market expectations. For example, various jurisdictions in which we operate have adopted or are considering adoption of disclosure and financial reporting requirements, which vary in scope and other respects. Such regulatory requirements and stakeholder expectations may result in increased regulatory compliance and litigation risks and costs. We and our borrowers and counterparties may also be unable to adapt product and service offerings, loan and investment portfolio management approaches, governance frameworks and practices, or other ways in which we conduct our business and manage our capital and risk profile to changes in regulatory and market expectations relating to carbon emissions. These adverse impacts or perceptions or expectations of such impacts may result in deterioration in the profitability, financial health, creditworthiness or capital adequacy of affected businesses, including us.
Because the timing and nature of climate change events and regulatory and market changes in reaction to them may be difficult or impossible to predict, our risk management strategies may not be effective in mitigating climate change-related risk exposure. Regulatory and market expectations regarding climate change may shift rapidly and generate conflicting views and approaches and may further develop in ways that diverge from our expectations or vary from market to market. The methodologies and data used to monitor and manage climate change-related risks also continue to evolve and currently utilize information and estimates derived from information or factors that are currently available which may be revised or replaced.
We have defined and disclosed our aspirational goals and other information relating to climate change based on the standards that have been adopted by us or are applicable to us. Such goals may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, particularly given the high degree of uncertainties surrounding climate change. Uncertainties may further increase depending on the nature and extent of the involvement, cooperation or reaction of our borrowers, counterparties and business partners as well as industry groups, governmental organizations and other stakeholders in or to our efforts to achieve such goals. In addition, if our risk assessment and disclosure relating to climate change that we make and plan to enhance with the intent to be aligned with relevant recommendations and market, regulatory and other standards are deemed insufficient or inappropriate, if our measures designed to address climate change or facilitate the transition to a less carbon-dependent economy do not proceed as planned or become subject to criticism, if our climate change-related risk management proves not to be as effective as expected, if we fail, or are deemed to have failed, to meet evolving market expectations or comply with increasingly complex regulatory requirements relating to climate change, including risk management, capital adequacy and disclosure requirements and standards, or if, as a result of any of the foregoing, we are considered to be failing to fulfill our responsibility to society, then our corporate value may be impaired and our business, financial condition and results of operations may be adversely affected.
Risks Related to Our Strategies and Our Major Investees
Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.
Competition in the financial services industry may further intensify due to the increase in the number of non-financial institutions entering the financial services industry with alternative services, such as electronic settlement services, as a result of development of new technologies as well as significant changes in regulatory barriers. Competition may also further increase as other global financial institutions enhance their competitive strength through development or adoption of new technologies as well as mergers, acquisitions, strategic alliances, and profit enhancement and other measures.

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
•our fee income cannot be maintained or does not increase as much or quickly as we aim to do;
•our strategy to build a business infrastructure for new services and products through digital transformation, use of new technologies or otherwise does not proceed as planned;
•customer or market demands for alternative products or services increase at a more rapid pace than expected thereby negatively affecting the demand for our financial products or services;
•our strategies to improve financial or operational efficiency is not achieved as expected;
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
As we expand our business operations and operate our business as a global financial institution, we may become exposed to new and increasingly complex risks associated with such expansion. We may not be able to establish appropriate internal controls or risk management systems for the entire MUFG Group, including subsidiaries, or to hire or retain necessary human resources to effectively deal with compliance, regulatory, market and other risks entailing the expanded scope of our operations, products and services, including adoption or integration of new technologies as well as new local market and regulatory environments, in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.
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
If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results. We record the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. As of March 31, 2025, the total balance of goodwill was ¥558.2 billion. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. For further information, see Note 6 to our consolidated financial statements.
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
We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 23.5% of the voting rights in Morgan Stanley as of March 31, 2025 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors. We maintain this strategic alliance with a view towards long-term cooperation with Morgan Stanley, and plan to deepen the strategic alliance. However, due to any unexpected changes in social, economic, market or financial conditions, changes in the regulatory environment, or any failure to integrate or share staff, products or services, or to operate, manage or implement the business strategy of the joint venture securities companies or other cooperative opportunities as planned, we may be unable to achieve the expected synergies from this alliance.
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
We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios and leverage ratios above the levels specified in the guidelines adopted by the FSA to implement the Basel III framework. As of March 31, 2025, our total risk-adjusted capital ratio was 18.83% compared to the minimum risk-adjusted capital ratio required of 12.16%, our Tier 1 capital ratio was 16.65% compared to the minimum Tier 1 capital ratio required of 10.16%, and our Common Equity Tier 1 capital ratio was 14.18% compared to the minimum Common Equity Tier 1 capital ratio required of 8.66%, each including a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%. As of the same date, our leverage ratio was 5.29% compared to the minimum leverage ratio required at 3.95%, which consisted of the minimum requirement at 3.15% and the applicable G-SIB leverage ratio buffer requirement set at 50% of a G-SIB surcharge plus an additional 0.05%. Our capital and leverage ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP.
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
We are also subject to the FSA’s regulations requiring G-SIBs in Japan to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC. As of March 31, 2025, we maintained 24.64% of External TLAC on a risk-weighted assets basis compared to the required minimum ratio of 18.00% and 9.16% of External TLAC on a total exposure basis compared to the required minimum ratio of 7.10%. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA, or if the capital buffers are used and reduced below the required level to make up for our required External TLAC ratio on a risk-weighted assets basis. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors that affect our capital ratios and leverage ratios described above. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.
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
Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2025, the average balance of our foreign interest-earning assets was ¥124,578.6 billion and the average balance of our foreign interest-bearing liabilities was ¥89,537.2 billion, representing 35.3% of our average total interest-earning assets and 28.9% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. For a discussion on foreign currency translation impacts on our financial statements, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of Change in Exchange Rates on Foreign Currency Translation.”
Credit Risk
We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.
If the economic conditions in Japan or other parts of the world, including emerging countries, or in particular industries, including the real estate industry, to which we have significant credit risk exposure, worsen, or if industrial and trade policies adopted in major markets, climate change, geopolitical conflicts, fluctuations in commodity, real estate or stock prices or in interest or foreign exchange rates, changes in the competitive environment or other developments adversely affect global or local economic conditions or particular industries or borrowers, our problem loans and credit-related expenses and losses may increase. An increase in problem loans and credit-related expenses and losses would adversely affect our results of operations, weaken our financial condition and erode our capital base.
We may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may also forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructurings. We may take these steps even when such steps might not be warranted from the perspective of our short-term or narrow economic interests or a technical analysis of our legal rights against those borrowers, in light of other factors such as our longer-term economic interests and our commitment to supporting the Japanese or broader economy. These practices may substantially increase our exposure to troubled borrowers and increase our losses. Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner, than we may otherwise want.
Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold as well as macroeconomic trends. While we closely observe conditions of our individual borrowers and industry and macroeconomic trends, if we need to provide for additional allowance for credit losses, or the value or liquidity of collateral declines, due to deterioration in domestic or global economic conditions, commodity price fluctuations or other conditions specific to certain borrowers, we may incur significant credit losses.
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
Declining asset quality and other financial problems may exist, arise or worsen at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies. Financial difficulties relating to financial institutions may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy. Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been around 20% of our total loans as of each year-end in the three fiscal years ended March 31, 2025, with the percentage being 20.5% as of March 31, 2025. We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. In addition, we may be adversely affected because:
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
Our strategic equity investments in Japan, which account for a vast majority of our total domestic marketable equity securities, were approximately ¥3.5 trillion as of March 31, 2025. A decline in stock prices adversely affects the value of our equity portfolio and may also reduce our regulatory capital ratios because unrealized gains and losses on the equity securities we hold are reflected in the calculation of such ratios. Weakening or stagnant economic conditions in Japan, the United States, China, the Eurozone and Asian countries may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Japanese stock prices may fluctuate significantly and negatively in future periods, as the global economy remains volatile and investors continue to observe the changes in economic, monetary and trade policies mainly in these countries and regions. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices.
Market Risk
Fluctuations in interest rates, foreign currency exchange rates and stock prices could adversely affect the value or the yield of our portfolio.
We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates, foreign currency exchange rates and stock prices in and outside of Japan. As of March 31, 2025, approximately 23.7% of our total assets were financial instruments which we measure at fair value. The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2025 was 10.3% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 9.0% of our total assets as of March 31, 2025. If market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. If market interest rates rise, on the other hand, we may incur significant losses on sales of, and valuation losses on, our bond portfolio, and our debt funding costs may also increase significantly. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, our net interest income may be adversely affected as banks, including us, generally pay interest on deposits based on short-term interest rates and earn income on loans based on long-term interest rates.
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
Assuming the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2025 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide approximately ¥63.9 billion of additional collateral postings under their derivative contracts. Assuming a two-notch downgrade by the credit rating agencies occurring on the same date, we estimate that the additional collateral postings for the same MUFG group companies under their derivative contracts would have been approximately ¥110.8 billion.

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
For example, we have received requests and subpoenas for information from government agencies in some jurisdictions in connection with their investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with those investigations. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits.
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
Additionally, on June 14, 2024, the Securities and Exchange Surveillance Commission of Japan (“SESC”) issued and announced a recommendation that the Prime Minister and the Commissioner of the Financial Services Agency (“FSA”) take administrative action against our subsidiaries MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate. The recommendation was based on the SESC’s findings of, among other things, inappropriate sharing of customer information as well as improper solicitation of business in contravention of the prohibition on engagement by Registered Financial Institutions in securities-related business activities. The SESC’s findings concerned, among other things, the business collaboration among the bank and securities companies and the management of non-public corporate information by the bank and securities companies. In response to the SESC’s recommendation, on June 24, 2024, the FSA issued business improvement orders to MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate under Articles 51-2 and 51 of the Financial Instruments and Exchange Act of Japan. Additionally, the FSA has required MUFG and MUFG Bank to submit reports under Articles 52-31 and 24 of the Banking Act of Japan. In response, on July 19, 2024, MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate submitted documents including business improvement plans to the FSA. MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate are continuing to take actions based on these orders and requirements.
On December 16, 2024, MUFG Bank was required by the FSA to submit a report under Article 24 of the Banking Act of Japan with regard to the incident in which a former employee stole customers’ assets from safe deposit boxes. In response, MUFG Bank submitted a report including measures designed to prevent recurrence to the FSA on January 16, 2025. MUFG Bank is continuing to implement the measures and take other actions.
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
Cyber-attacks, unauthorized access and computer viruses are becoming increasingly more sophisticated and more difficult to predict, detect and prevent. For instance, our bank internal financial transaction systems or automatic teller machines may become the target of cyber-attacks for monetary gain and other purposes, and our bank internal information systems have in the past, and may in the future, become the target of confidential information theft. In addition, our websites or customer internet banking systems have in the past, and may in the future, become the target of cyber-attacks for political, geopolitical and other purposes. These cyber threats, as well as our failure to appropriately and timely anticipate and deal with changes associated with emerging technologies such as artificial intelligence and new or upgrades to systems and tools introduced in response to industry, regulatory and other developments, could cause disruptions to, and malfunctions of, information, communications and transaction management systems and result in fraud or other misconduct, unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers, counterparties and service providers, and deterioration in our ability to service our clients and customers. In addition, our banking and other transaction management systems may not meet all applicable business and regulatory requirements in an environment where such requirements are becoming increasingly sophisticated and complicated. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards and some of which we are required to implement in conjunction with upgrades made to interbank or other third-party systems to which our systems are connected, may not be completed as planned due to the complexity and other difficulty relating to such projects. Moreover, our cybersecurity risk management framework and practices may be found inadequate, particularly in light of expanding regulatory requirements and growing market expectations, including those relating to incident reporting and risks associated with our use of third-party services and systems. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations. Moreover, significant financial, human and other resources may be required to design, implement and enhance measures to manage cyber and information security risks and comply with regulatory requirements.
Transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our securities.
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
We are aware of initiatives by U.S. governmental entities and non-government entities, including institutional investors such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers, counter-parties or investors in our securities. In addition, depending on socio-political developments, our reputation may suffer due to our transactions with counterparties in or affiliated with these countries. The above circumstances could have an adverse effect on our business and financial condition.
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
We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-ninth of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥498.7 billion as of March 31, 2025, compared to ¥484.9 billion as of March 31, 2024.
Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of legislative reforms and judicial decisions that were put in place in Japan through 2010, which have negatively affected the domestic consumer lending industry. These legal developments effectively reduced the maximum rate of interest that may be charged on consumer loans from 29.2% per annum to 15 to 20% per annum depending on the amount of loan principal, while leaving interest payments previously made in excess of the reduced maximum permissible interest rate, which is commonly referred to as “gray-zone interest,” generally recoverable. Following these legal developments and other industry developments, Mitsubishi UFJ NICOS revises its estimate of allowance for repayment of excess interest by updating management’s future forecast semi-annually to reflect updated reimbursement claims information and other data. As of March 31, 2023, 2024 and 2025, we had ¥12.1 billion, ¥7.1 billion and ¥5.4 billion of allowance for repayment of excess interest, respectively.
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
On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2025, we held approximately 23.5% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.
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
On December 1, 2022, MUFG Americas Holding completed the transfer of all of the shares in MUFG Union Bank to U.S. Bancorp.
On February 3, 2023, MUFG announced a plan to build a new MUFG Headquarters Building at the location where the MUFG and MUFG Bank head office building stood previously in order to accommodate the head office functions of the holding company, the commercial bank, the trust bank, and the securities company of the MUFG Group in one location. This plan is currently allocated a budget of approximately ¥209 billion through the planned completion in October 2030, subject to adjustments due to changes in relevant circumstances such as rising prices.
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
Our registered address is 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

B.Business Overview
We are one of the world’s largest and most diversified financial groups with total assets of ¥405.94 trillion as of March 31, 2025. The Group is comprised of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS, Mitsubishi UFJ Asset Management Co., Ltd., and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Act of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. As of March 31, 2025, the Group had the largest overseas network among Japanese banks, consisting of approximately 2,000 business locations in more than 40 countries, domestic and overseas, including Krungsri in Thailand and Bank Danamon in Indonesia. MUFG’s role as the holding company is to strategically manage and coordinate the activities of our business groups. Group-wide strategies are determined by the holding company and executed by our subsidiaries.
Medium-Term Business Plan
Japan faces structural challenges such as a declining birth rate, an aging society and a shrinking population, while the global economy continues to be affected by changes in society. In recent years, the business environment has been changing at an unforeseen pace, and the trends have been accelerating on a global basis. For example, artificial intelligence, or AI, and other digital technologies have been rapidly developing and penetrating our daily lives. The social and economic structures are shifting towards sustainable solutions. Work styles and values are becoming more diverse. Meanwhile, division and disconnect are becoming apparent through heightened geopolitical tensions and risks and reversing trends in globalization. Economic and financial market conditions are also changing in ways that are becoming increasingly difficult to predict. For example, Japanese yen interest rates are rising after an extended period of negative or near-zero interest rates in Japan. In addition, the industrial and trade policies in major markets remain subject to rapid and drastic modifications. These changes are expected to cause significant changes in our business environment.
We seek to meet these changes through effective utilization of our ability to facilitate “connections,” leveraging our extensive network and diverse solutions. By seizing the opportunity presented by changes surrounding MUFG’s business through the current Medium-term Business Plan for the three-year period ending March 31, 2027, we seek to pursue and achieve growth. Through this Plan, we will continue to strive to meet expectations of all of our stakeholders—including customers, shareholders and employees—by achieving higher profitability and improved return on equity, while remaining “committed to empowering a brighter future.”
The descriptions of our Medium-term Business Plan below contain forward-looking statements reflecting our current intent, plans, targets, beliefs or expectations and are subject to risks, uncertainties and assumptions. See “Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors.”
Fundamental Direction
In our current Medium-term Business Plan, building on the strategic initiatives launched in accordance with our previous Medium-term Business Plan, we intend to focus on both growth strategies and efforts to facilitate social and environmental solutions through transformation and innovation. Accordingly, the current Medium-term Business Plan is built on three strategic pillars—(1) expand and refine growth strategies, (2) accelerate transformation and innovation, and (3) drive social and environmental progress.
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

Fulfilling our Commitment to Empowering a Brighter Future.

Customers
Shareholders and investors
Business partners
MUFG colleagues
Communities and society
Future generations
Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation

Promoting Key Strategies
In order to pursue and achieve growth under the current Medium-term Business Plan, we have formulated seven key strategies to “Expand & Refine Growth Strategies” and four key strategies to “Accelerate Transformation & Innovation.”
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
To “Accelerate Transformation & Innovation,” we will strive to accelerate transformation of our corporate culture, including increasing agility, expand our human capital investment, increase our system development capacity, and enhance our AI/data infrastructure, while further improving our risk management and compliance.
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

MUFG’s Approach to Sustainability

Our approach to sustainability is an integrated one through which we seek to incorporate into our business strategy our efforts to contribute to social and environmental progress in compliance with applicable local laws and to the extent appropriate, including those set forth below. We seek to address sustainability-related issues by creating business opportunities while carefully managing the associated risks.

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

The Board of Directors oversees management of sustainability-related matters in line with its business strategy, risk management and financial oversight. Such oversight is performed based on, among other things, a plan-do-check-act, or PDCA, cycle. The Board of Directors deems sustainability-related matters to be of high-priority importance and accordingly discusses and deliberates them regularly based on an annual schedule or as appropriate.

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

In addition, climate change-related risks are reviewed by the Credit & Investment Management Committee, the Credit Committee and the Risk Management Committee, which are also sub-committees formed under the Executive Committee, based on their respective expertise. The deliberations of these sub-committees are reported to the Executive Committee.

In addition, the Risk Committee, which is a sub-committee of the Board of Directors, deliberates and reports on matters regarding group-wide risk management, including climate change, and top risk matters.

(3) Human Capital

Basic policies and key strategies related to human resources are discussed at the Human Resources Management Conference and the Sustainability Committee, in which the Group CEO, Group Chief Human Resources Officer (CHRO), and other key management members participate, under the oversight of the Board of Directors. Each MUFG subsidiary considers specific personnel measures and initiatives under the oversight of the director in charge of human resources at each subsidiary based on the basic policies and key strategies determined by MUFG in a manner informed by the distinct needs and laws of different jurisdictions.

The progress on each strategy is reported to, and deliberated and evaluated by, the Personnel Management Committee, the Sustainability Committee, and the Executive Committee, and shared with the Board of Directors as appropriate.

Strategy

(1) Sustainability

We seek to integrate our efforts to contribute to social and environmental progress into our business strategy where and to the extent appropriate. This integrated approach to solving social issues constitutes one of the three strategic pillars of our Medium-term Business Plan based on which we aim to further strengthen our efforts. In pursuit of a sustainable environment and society, we intend to work on addressing the following priority issues:

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

(2) Climate Change

MUFG recognizes that contributing to the “achievement of a carbon neutral society” is one of the most important management issues for our sustainability strategy. We seek to address this topic by regarding it as presenting business opportunities and requiring careful risk management.

Based on the recommendations of the Task Force on Climate-Related Financial Disclosures, we have identified, and are working to address, two categories of climate change-related risks for financial institutions. The first category includes risks arising from physical damage due to increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution, and is often referred to as “physical risks.” The second category includes risks associated with the transition to a decarbonized society arising from changes in regulations, market preferences, and technology, and is often referred to as “transition risks.”

Cognizant of our share of responsibilities as a global financial institution in addressing climate change, we are committed to supporting efforts to transition to a decarbonized society through products and services we provide to clients and measures designed to reduce the adverse impact of our operational activities on the environment, as and where appropriate.

(3) Human Capital

We believe it is necessary to strengthen our human capital, one of our most important capital and sources of value creation, in order to realize our vision of becoming a global financial group in which each and every employee can be active and better positioned to contribute to society and customers. We aim to support human capital management with a goal to foster professional development and enhance the well-being of our employees in order to support their individual and organizational sustainable growth and better enable them to contribute to our effort to become the world’s most trusted financial group.

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
(b) Internal Environmental Improvement

In order to realize MUFG Way, we are promoting “human capital-oriented management” as a priority issue in our sustainability management. As one of the largest and most diversified global financial groups, we aim to develop a broad talent pool and provide a work environment in which employees can perform at their best. We also seek to help our employees demonstrate their full potential through implementation of measures designed to promote mental and physical health and inclusion. At the same time, we seek to provide a work environment in which employees worldwide can grow and thrive as professionals. In this way, we endeavor to assist our employees in realizing and sustaining their well-being in the medium- and long-term.

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

Risk Management

(1) Sustainability

Based on the MUFG Environmental Policy Statement and the MUFG Human Rights Policy Statement, we have implemented the MUFG Environmental and Social Policy Framework to manage environmental and social risks associated with finance operations (which mainly consist of credit, bond and equity underwriting for corporate clients of MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Securities Holdings). We have established a finance policy and introduced a due diligence process to identify and assess the environmental and social risks or impacts associated with such transactions.

Standard due diligence is conducted by departments that have a direct contact with customers to identify and assess the environmental and social risks of the business that is to be financed by us. If it is determined that the business needs to be examined more carefully, we conduct enhanced due diligence and decide whether or not to finance the business.

As for businesses that are considered to have significant environmental and social risks and could potentially damage our corporate value or develop into a reputational risk, we hold discussions on how to handle it within a framework participated in by senior management. In addition, MUFG Bank adopted the Equator Principles, a framework for identifying, assessing and controlling the environmental and social risks of large-scale projects, and conducts risk assessments in accordance with, among other things, its Guidelines.

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

Process for identifying and assessing the environmental and social risks or impacts of a business to be financed*

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

*The application of this process remains subject to compliance with local laws and regulations.

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

Metrics & Targets

(1) Sustainability

MUFG sets and monitors specific metrics and targets aimed at solving environmental and social issues. We have set our sustainable finance target of ¥100 trillion in cumulative financing from the fiscal year ended March 31, 2020 to the fiscal year ending March 31, 2031. Our sustainable finance currently consists of the provision of financing, including loans, equity investments in funds, arrangements of project finance and syndicated loans, underwriting of equities and bonds, and financial advisory service, with reference to the relevant external standards, such as the Green Loan Principles, the Green Bond Principles and the Social Bond Principles, to businesses that are considered to contribute to the adaptation to and moderation of climate change, to the development of startups, job creation, and poverty alleviation and to the energization of local communities and regional revitalization, as well as fundamental service businesses including those involved in basic infrastructure and essential public services.

(2) Climate Change

In May 2021, we announced our intent to achieve net zero greenhouse gas, or GHG, emissions from our financed portfolio by the end of 2050 and net zero GHG emissions from our operations by the end of the fiscal year ending March 31, 2031 in the MUFG Carbon Neutrality Declaration. These goals demonstrate our support for the goals of the Paris Agreement on Climate Change, which has been endorsed by the government of Japan, and our recognition of climate change-related risks and opportunities as a top strategic priority for the MUFG Group.

In order to achieve net zero GHG emissions from our financed portfolio, so far we have set an interim target for the fiscal year ending March 31, 2031 for certain industries. For each interim target, we have considered and reflected, among other factors, the relevant characteristics of decarbonization pathways as well as the uniqueness of our financed portfolio for each sector.

(3) Human Capital

(a) Inclusion

We are working to create a workplace where our employees can make the most of their abilities. For example, recognizing that raising gender representation in managerial, i.e., line manager (jicho or kacho) or higher, positions in Japan is an urgent issue, in line with relevant policies and initiatives of the government and industry groups in Japan, we are working on the development and promotion of female representation in Japan in the medium and long term. For our three major subsidiaries, Mitsubishi UFJ Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities, on a combined basis, we achieved our target as of March 31, 2025 with a result of 24.0% female representation in such positions in Japan, including personnel decisions and transfer instructions finalized on or before March 31, 2025 but implemented thereafter. Under our Medium-term Business Plan, we aim to attain 27.0% for female representation in such positions in Japan on the same basis by the end of the fiscal year ending March 31, 2027.

(b) Employee Well Being

Recognizing that enhancing engagement is essential for sustained increases in corporate value, we take annual employee surveys as a means to gauge employee engagement (engagement score) and utilize the results to consider and implement various measures. Under our Medium-term Business Plan, we have set a target engagement score on a group-wide basis and intend to make a concerted effort to improve engagement.

(4) Uncertainties, Risks and Other Important Notes

Our ability to achieve any one or more of the foregoing targets is subject to various uncertainties and risks, which may be beyond our control. If any such uncertainty or risk materializes, we may be unable to achieve our targets. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Environment—Climate change could have a material adverse impact on us and our clients.” and “Item 3.D. Key Information—Risk Factors—Operational Risk—Damage to our reputation could harm our businesses.” Additionally, certain of our disclosures herein are informed by various stakeholder expectations, including third-party sustainability frameworks and are therefore not necessarily material for purposes of our disclosures under federal U.S. securities laws or otherwise.

Business Groups
Our business groups are organized as follows with an aim to further integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently.
Retail & Digital Business Group
The Retail & Digital Business Group focuses on serving retail customers, excluding wealth management customers, in Japan. This business group was formed on April 1, 2024 through the strategic reorganization of the Digital Service Business Group and the Retail & Commercial Banking Business Group. This reorganization was a response to the evolving and diversifying retail customer needs, including the demand for asset management solutions, driven by shifts in the economic and financial landscape. This business group seeks to enable a wider range of retail customers to flexibly utilize MUFG’s diverse service channels.
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

Commercial Banking & Wealth Management Business Group
The Commercial Banking & Wealth Management Business Group provides a wide range of financial products and services, including lending, fund settlement, M&A, inheritance, real estate, asset management, and business and asset succession solutions, to meet the diverse needs of not only large enterprises managed by the branches in Japan, but also small and mid-sized enterprises in Japan as well as domestic retail clients in the wealth management segment.
Taking into account recent developments in the market and social environments in Japan, such as the transition into a world with interest rates, the declining birthrate and the aging population, as well as the Japanese government's policies to encourage investments in startups and promote asset management, we aim to strengthen our business succession and asset succession solutions in the overlapping areas between the corporate commercial banking business and the wealth management business, in addition to the products and services tailored to each of the corporate segment and the wealth management segment.
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
Global Corporate & Investment Banking Business Group
The Global Corporate & Investment Banking Business Group covers the corporate, investment and transaction banking businesses of MUFG Bank and its subsidiaries. Through a global network of offices and branches, we provide non-Japanese large corporate and financial institution customers with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs. Subject to obtaining the necessary regulatory approvals, MUFG Bank expects to acquire all of the shares in MUFG Securities EMEA plc, MUFG Securities Asia Limited, and MUFG Securities (Canada), Ltd., previously owned by Mitsubishi UFJ Securities Holdings on October 1, 2025, through a series of internal reorganization transactions, making them MUFG Bank’s wholly owned subsidiaries.
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
The network among the Partner Banks covers a vast market, consisting of four countries with population totaling approximately 570 million. The market is expected to expand further in the medium to long term as the GDP growth rates are expected to remain relatively high in these countries with corresponding financial needs. We believe that our network, which combines the global reach of the MUFG Group companies with strong regional presence of the Partner Banks each carrying an established brand, provides us with unique competitive advantages. We aim to further strengthen the network by promoting business collaboration and enhancing governance. In addition, through continuous strategic investments in business areas such as digital financial services, we seek to contribute to financial inclusion in Asia and capture the business opportunities arising from the economic growth of the region.
Bank of Ayudhya Public Company Limited (Krungsri)
Krungsri is a strategic subsidiary of MUFG Bank in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations mainly in Thailand through 573 branches (consisting of 532 banking branches, 40 automobile finance business branches and one overseas branch) and other service outlets nationwide. In addition, Krungsri’s consolidated subsidiaries include the largest credit card issuer in Thailand with a market share of 15%, sales finance and personal loan accounts in its portfolio, a major auto finance provider, a fast-growing asset management company and a leading microfinance service provider in Thailand.
MUFG owns a 76.88% ownership interest in Krungsri through MUFG Bank as of March 31, 2025. By combining Krungsri’s local franchise with competitive presence in the retail and small and medium-sized enterprise banking markets in Thailand with MUFG Bank’s global financial expertise, we seek to offer a wider range of high-value financial products and services to a more diverse and larger customer base.
PT Bank Danamon Indonesia, Tbk. (Bank Danamon)
Bank Danamon is a strategic subsidiary of MUFG Bank in Indonesia. Bank Danamon provides a comprehensive range of banking and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations in

Indonesia. It operates an extensive distribution network spread out from Aceh to Papua, with more than 865 branches and service outlets.
In addition, Bank Danamon provides financing for automotive and consumer goods through PT Adira Dinamika Multi Finance Tbk (ADMF), a subsidiary of Bank Danamon. In March 2024, we completed the acquisition of 80.6% of the shares of PT Mandala Multifinance Tbk, a multi-finance company in Indonesia, through MUFG Bank and ADMF. In April 2025, we decided to merge MFIN into ADMF, subject to regulatory approvals. We intend to further reinforce and expand our auto loan business in Indonesia.
MUFG made an initial investment in December 2017 and owns a 92.47% ownership interest in Bank Danamon through MUFG Bank as of March 31, 2025. This investment in Bank Danamon represents another milestone for our growth strategy in Indonesia and Southeast Asia. We aim to offer a unique and unparalleled retail and small and medium-sized enterprise banking business model based on the established local networks of our Partner Banks and MUFG’s global network to provide holistic financial services to a wider range of customers.
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
As part of our strategic investments to capture growth opportunities in the digital finance area, following the investments in Silvrr Technology Co., Ltd. (known as “Akulaku”), a fintech company providing digital financial services primarily in Indonesia, and in DMI Finance Private Ltd., a fintech company providing digital financial services primarily in India, we completed the acquisition of HC Consumer Finance Philippines, Inc. and PT Home Credit Indonesia, both of which were subsidiaries of a consumer finance company headquartered in the Netherlands, in 2023. In June 2024, we completed an investment in Ascend Money Company Limited in Thailand, followed by an investment in Globe Fintech Innovations, Inc. in the Philippines in February 2025. Both of these investees are providers of digital financial services in their home countries.
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
Global Markets Business Group
The Global Markets Business Group covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies and equities as well as other investment products, and origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group. We also make and manage long-term diversified investments as a sustainable revenue source.
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
Global Strategic Alliance with Morgan Stanley
As of March 31, 2025, we held approximately 377 million shares of Morgan Stanley’s common stock representing approximately 23.5% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.
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
Competition
We face strong competition in all of our principal areas of operation. The structural reforms in financial industry regulations and recent developments in financial markets have resulted in some significant changes in the Japanese financial system and prompted banks to merge or reorganize their operations. In addition, development of new technologies such as artificial intelligence and blockchain has also allowed non-financial institutions to enter the financial services industry with alternative services, thus changing the nature of competition from other financial institutions as well as from other types of businesses. See “Item 3.D. Key Information—

Risk Factors—Risks Related to Our Strategies and Our Major Investees—Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.”
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
•Other internet-based banking and securities institutions: Rakuten group and SBI group; and
•Asset management companies.
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
Private Banking Institutions
Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of June 3, 2025):
•ordinary banks (120 ordinary banks and 55 foreign commercial banks with ordinary banking operations); and
•trust banks (13 trust banks, including two Japanese subsidiaries of foreign financial institutions).
Ordinary banks in turn are classified as city banks, of which there are four, including MUFG Bank, and regional banks, of which there are 97, and other banks, of which there are 19. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.
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
•Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, and which was reorganized as an incorporated administrative agency and started to specialize in securitization of housing loans in April 2007; and
•The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. In November 2015, approximately 11% of the outstanding shares of each of Japan Post Bank, Japan Post Insurance and Japan Post Holdings were sold to the public, and these companies are currently listed on the Tokyo Stock Exchange. As of March 31, 2025, Japan Post Holdings held 50.04% of the outstanding shares of Japan Post Bank (excluding the treasury shares owned by Japan Post Bank). In May 2025, Japan Post Holdings announced plans to further reduce its shareholding ratio to less than 50% by contributing a part of its shareholding to a share disposal trust, after which contribution Japan Post Bank notifies the Japanese authority of the contribution, and from the date on which Japan Post Bank makes such notification, Japan Post Bank is expected to be permitted to enter into new businesses without being required to obtain authorization from the Japanese authority. As of March 31, 2025, Japan Post Holdings held 49.84% of the outstanding shares of Japan Post Insurance (excluding the treasury shares owned by Japan Post Bank).
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
The Financial Stability Board identified us as a global systemically important bank, or G-SIB, in its most recent annual report published in November 2024, and is expected to update the list of G-SIB annually. In December 2015, the FSA also designated us as a G-SIB as well as a domestic systemically important bank generally referred to as a “D-SIB.”
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements as of March 31, 2025 consist of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio.
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
Leverage ratio. Japanese banks and bank holding companies with international operations, including us, are required to maintain a minimum leverage ratio and disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidelines that have been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidelines. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include the revisions to the measurement of the leverage ratio and a 3.00% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. In Japan, the FSA adopted a minimum leverage ratio requirement at 3.00%, effective March 31, 2019, and the minimum leverage ratio requirement applied to us as of March 31, 2024 was 3.75%, including a leverage ratio buffer set at 50% of a G-SIB surcharge which, as applied to us, equals 0.75%. From June 30, 2020 to March 31, 2024, deposits with the Bank of Japan were temporarily excluded from the calculation of the leverage ratio. Since April 1, 2024, the applicable minimum leverage ratio requirement including the applicable minimum leverage ratio buffer requirement has been 3.95% as the requirement has been raised from 3.00% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge to 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05%, while deposits with the Bank of Japan remain excluded from the leverage exposure for the purpose of the calculation of the leverage ratio in light of exceptional macroeconomic conditions and other circumstances.
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
The TLAC standard which was set forth in the regulatory notices and related materials for the implementation of the Financial Stability Board’s TLAC standard in Japan published by the FSA in March 2019 and which became fully applicable to (i) G-SIBs in Japan on March 31, 2022, and (ii) a domestic systemically important bank designated by the FSA, or D-SIB, in Japan deemed to be in particular need for a cross-border resolution arrangement and of particular systemic significance to the Japanese financial system if it fails (such G-SIBs and D-SIB, collectively, “Covered SIBs”) on March 31, 2024, respectively, or the Japanese TLAC Standard, requires entities designated by the FSA as Domestic Resolution Entities for Covered SIBs to meet certain minimum external total loss-absorbing capacity, or External TLAC, requirements. The Japanese TLAC Standard and the Financial Stability Board’s TLAC standard also require the Domestic Resolution Entities to cause any of their material subsidiaries in Japan designated as systemically important by the FSA or their foreign subsidiaries subject to TLAC or similar requirements in the relevant jurisdictions to maintain certain minimum level of capital and debt having internal total loss-absorbing and recapitalization capacity, or Internal TLAC.
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
Deposits with the Bank of Japan were temporarily excluded from the calculation of External TLAC ratio and Internal TLAC amounts on a total exposure basis (also referred to as a leverage exposure basis) as well as the leverage ratio from June 30, 2020 until March 31, 2024. Since April 1, 2024, the applicable External TLAC ratio on a total exposure basis has been raised from 6.75% to 7.10%, while deposits with the Bank of Japan remain excluded from the total exposure for the purpose of the calculation of External TLAC ratio and Internal TLAC amounts in light of exceptional macroeconomic conditions and other circumstances.
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
Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million of principal amount, together with any interest accrued on such principal amount, per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest-bearing deposits, which are non-interest-bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2025, the Deposit Insurance Corporation charged an insurance premium equal to 0.022% per year on the deposits in the settlement accounts, and a premium equal to 0.014% per year on the deposits in other accounts.

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
Recovery and resolution plan. In November 2024, the Financial Stability Board published the latest list of G-SIBs, which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each G-SIB, and the plans must be regularly reviewed and updated. In Japan, under the Banking Act and the Comprehensive Guidelines for

Supervision of Major Banks, etc., financial institutions identified as G-SIBs must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We have submitted our most recent recovery plan to the FSA in a timely manner.
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
Act on the Promotion of Ensuring National Security through Integrated Implementation of Economic Measures. Specified essential infrastructure service providers designated by the competent regulator are required to submit to the competent regulator a plan for review before they introduce specified critical facilities or outsource certain critical maintenance, management or control of specified critical facilities to third parties. Based on its review, the regulator may issue a recommendation or order to take necessary measures. MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities, Mitsubishi UFJ NICOS and The Master Trust Bank of Japan, Ltd. were designated as specified essential infrastructure service providers by the FSA as of May 13, 2025.
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
Overall supervision and regulation. The MUFG Group is subject to regulation, supervision, and examination with respect to our U.S. operations by the Board of Governors of the Federal Reserve System (“FRB”) pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we and MUFG Bank are bank holding companies and foreign banking organizations, as defined pursuant to those statutes. The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:
•authorized qualifying bank holding companies to opt to become “financial holding companies,” and thereby obtain the authority to engage in an expanded list of activities; and
•modified the role of the FRB by redefining the relationships between the FRB and the functional regulators of non-bank subsidiaries of both bank holding companies and financial holding companies.
The BHCA generally prohibits each of a bank holding company and a foreign banking organization that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the bank holding company or foreign banking organization has elected to become a financial holding company, as discussed above, or the FRB has determined, by order or regulation, that such activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the bank holding company or foreign banking organization for such an acquisition. The BHCA also requires a bank holding company or foreign banking organization that maintains branches or agencies in the United States to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or the control of any U.S. bank or bank holding company. In addition, under the BHCA, a U.S. bank or a U.S. branch or agency of a foreign banking organization is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, taking of deposits, sale or lease of any property or provision of many services.
In October 2008, we, MUFG Bank, Mitsubishi UFJ Trust and Banking and MUFG Americas Holdings initially attained financial holding company status. In August 2016, Mitsubishi UFJ Trust and Banking relinquished its financial holding company status. A financial holding company is authorized to engage in an expanded list of activities deemed to be financial in nature or incidental to such financial activity as well as certain specified non-banking activities deemed to be closely related to banking. In order to maintain the status of financial holding company, a bank holding company must continue to meet certain standards established by the FRB that exceed those required of bank holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in regulations of the FRB. Failure to meet these standards, due to inadequate capital or managerial shortcomings in its operations, results in restrictions on the ability of a financial holding company to engage in expanded activities, including making acquisitions. In addition, a financial holding company must ensure that each of its U.S. branches and agencies obtain an examination rating of "Satisfactory" and that its insured banking subsidiaries meet certain minimum standards under the Community Reinvestment Act of 1977.
U.S. branches and agencies of subsidiary Japanese banks. Under the authority of the IBA, our banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, operate five branches, two agencies, 14 representative offices and two loan production office in the United States. MUFG Bank operates branches in Los Angeles, California; Chicago, Illinois; and two branches in New York, New York; agencies in Houston and Dallas, Texas; and representative offices in Washington, D.C.; Tempe, Arizona; Menlo Park, Redwood City, San Diego, Century City, and San Francisco, California; Danbury, Connecticut; Atlanta, Georgia; Covington, Kentucky; Boston, Massachusetts; Jersey City, New Jersey; Irving, Texas; and Seattle, Washington, and two loan production offices licensed by the Office of the Comptroller of the Currency (the “OCC”), one of which is in Tampa, Florida, with the other in Walnut Creek, California. Mitsubishi UFJ Trust and Banking operates a branch in New York, New York.
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
U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the OCC, which is the federal regulator of U.S. national banks. The OCC is an independent bureau of the U.S. Department of the Treasury. Effective November 7, 2017, all of the branches and agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking in the United States converted from state-licensed branches and agencies to federally-licensed branches and agencies supervised and regulated by the OCC.
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

Anti-Money Laundering Initiatives, the Bank Secrecy Act, the USA PATRIOT Act. A major focus of U.S. governmental policy relating to financial institutions in recent years has been, and continues to be, aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020, as incorporated into the Bank Secrecy Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties, and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures, and controls to detect, prevent and report potential money laundering and terrorist financing, including the collection of beneficial ownership information for financial institution clients. The bank regulatory agencies carefully scrutinize the adequacy and effectiveness of an institution’s compliance with these regulations and, as a result, there have been various regulatory enforcement actions. A financial institution’s failure to maintain and implement adequate policies, procedures, and controls to prevent and detect money laundering and terrorist financing could have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of its operations and the imposition of fines and other monetary penalties.
Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act, or the FCPA, prohibits U.S. securities issuers, U.S. domestic entities, and parties doing substantial business within the United States (including their shareholders, directors, agents, officers, and employees) from giving, offering, or promising anything of value to foreign public officials in order to obtain or retain any business advantage. The FCPA also requires U.S. securities issuers to maintain adequate books and records in such a way that they fairly reflect all transactions and dispositions of assets. Enforcement efforts have targeted a wide range of U.S. and foreign-based entities and have been based on a broad variety of alleged fact patterns, and in a number of cases have resulted in the imposition of substantial criminal and civil penalties or in agreed payments in settlement of alleged violations. Failure to maintain adequate anti-bribery policies, procedures, internal controls, and books and records globally could have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, as well as the imposition of civil and criminal penalties.
Regulatory Reform Legislation —2010 Foundational Reform of the U.S. Financial System. In response to the global financial crisis of 2007-2008 and the perception that lax supervision of the financial industry in the United States may have been a contributing cause to the crisis, legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that affect financial institutions with U.S. operations, including us. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by the largest financial firms, promote enhanced supervision, regulation, and prudential standards for many financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis, including the resolution of systemically significant financial firms. Key provisions that impact our operations are summarized below.
Among the components of the Dodd-Frank Act that have impacted or may impact our operations are the provisions relating to enhanced prudential standards ("EPS"), including capital, liquidity, risk management, and structural requirements, the “Volcker Rule,” derivatives regulation, credit reporting, resolution plans, and incentive-based compensation. Based on information currently available to us, other than the Volcker Rule and derivatives regulations as discussed below, the impact of these components is expected to be mainly limited to our U.S. operations and not to be material to us on a consolidated basis. We monitor developments that relate to the Dodd-Frank Act and the potential impact of its implementing regulations on our activities inside and outside of the United States.
With respect to the Dodd-Frank Act provisions related to EPS, in February 2014 the FRB issued final rules that established EPS ("EPS Rules") for the U.S. operations of foreign banking organizations such as MUFG. These rules required us to organize by July 1, 2016 all of our U.S. bank and non-bank subsidiaries, with certain limited exceptions, under an IHC subject to U.S. capital requirements and other EPS comparable to those applicable to top-tier U.S. bank holding companies of the same asset size. Under these rules, we were required to change the legal entity structure of our U.S. operations, including the manner in which we oversee and manage those operations.
As of July 1, 2016, as required under EPS, we designated MUFG Americas Holdings, which was our bank holding company, to be also our IHC. We were required to maintain an IHC until the sum of the total consolidated assets of MUFG Americas Holdings was below $50 billion for each of four consecutive calendar quarters. After the sale of MUFG Union Bank, MUFG Americas Holdings’ consolidated assets have remained under $50 billion, and MUFG Americas Holdings ceased being an IHC on November 21, 2023, although it remains our top-tier U.S. subsidiary.
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
The FRB’s Tailoring Rule established a framework to tailor the applicability of certain EPS requirements, including liquidity stress testing and management, capital planning and stress testing, single counterparty credit limits requirements, and related regulatory reporting by categorizing all foreign banking organizations with $100 billion or more in combined U.S. assets into one of four categories; other U.S. and non-U.S. firms with total assets under $100 and above $50 billion were subject to a significantly reduced level of EPS requirements. This categorization framework was based on the calculation of aggregate U.S. assets and four other risk-based indicators, including weighted short-term wholesale funding, cross-jurisdictional activity, nonbank assets, and off-balance sheet exposure. The joint agency final rule similarly categorized foreign banking organizations and tailored the application of the agencies’ regulatory capital and standardized liquidity requirements on that basis.
Under the framework of the FRB Tailoring Rule, MUFG’s U.S. operations were previously subject to a split-category treatment: (i) our CUSO has been classified as Category II, subject to the most stringent requirements other than those applicable to U.S. G-SIBs and (ii) MUFG Americas Holdings, while it maintained the status of U.S. IHC, was classified as a Category IV company, a classification that provided certain capital and liquidity relief from the prior original EPS requirements by taking into account the size and other risk-based characteristics of MUFG Americas Holdings’ subsidiary operations. After exiting IHC status, MUFG Americas Holdings ceased to be subject to the categorization framework and EPS requirements on a stand-alone basis. As a Category Ⅱ entity, our CUSO is subject to the most stringent forms of liquidity stress tests and liquidity risk management.
The FRB’s Tailoring Rule did not alter the risk management requirements previously applicable to MUFG’s CUSO under EPS. Thus, our CUSO continues to be subject to the oversight of the U.S. Risk Committee, the composition and role of which are further discussed in “Item 6.C. Directors, Senior Management and Employees—Board Practices.” Our U.S. Chief Risk Officer, as also mandated under EPS, is responsible for implementing and maintaining the CUSO’s risk management framework and practices, including its liquidity management standards. The U.S. Chief Risk Officer is located in the United States and employed by MUFG Bank, New York Branch, and reports directly to the U.S. Risk Committee, a committee of the MUFG Board of Directors.
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
The final rule establishes separate SCCLs, one applicable to our CUSO and another to MUFG Americas Holdings, as a Category IV IHC, until it ceased to be designated MUFG’s IHC. In July 2021, MUFG CUSO began complying with its CUSO-level requirements by certifying as to home-country compliance with Basel Committee standards in lieu of complying with the final U.S. SCCL rule.
On October 10, 2019, the FRB issued jointly with the FDIC a final rule amending their prior joint rule, which implemented the resolution planning requirements of Section 165(d) of the Dodd-Frank Act. Resolution plans, also known as living wills, describe a firm’s strategy for orderly resolution under appropriate insolvency regimes. Such resolution would be caused by a material financial distress or failure of the firm. As informed by the framework set forth under the FRB Tailoring Rule, the resolution plan final rule tailors the resolution planning requirements for firms that do not pose the same systemic risk as the largest institutions. The classification of MUFG’s CUSO as a triennial full filer applies to large foreign and U.S. banks classified within Category II and Category III of the FRB Tailoring Rule, and is subject to alternating submissions of full and targeted resolution plans. MUFG submitted on December 17, 2021, its Targeted 165(d) Resolution Plan together with a required Targeted Information Request imposed by the agencies, which focused on the filers’ actions in response to COVID-19.
On July 30, 2024, the FRB and FDIC issued final guidance to enhance resolution planning at large U.S. and non-U.S. banking organizations with more than $250 billion in total assets, which are classified as triennial full filers. Under this guidance, the submission date for the full resolution plan required of triennial filers was extended to October 1, 2025. By that date, MUFG intends to file a plan subject to a multiple point of entry resolution strategy ("MPOE") for its U.S. operations. The final guidance confirms that the subsequent filing date of a targeted plan for triennial filers like MUFG is July 1, 2028, and future plan submissions will be due every three years thereafter, alternating between full and targeted resolution plans.
On January 30, 2020, the FRB adopted a final rule revising the “controlling influence” prong of its “control” rules under the BHCA. The final rule reaffirms the FRB's conceptual framework for analyzing “controlling influence”, and incorporates many of the elements of the prior control regulatory framework while clarifying or rejecting others. The issue of “control” is a central concept under the BHCA. Among other things, control determines whether an investor in a banking organization is subject to the requirements and restrictions of the BHCA, whether a bank holding company’s investment in a company is permissible and/or subjects the investee company to the requirements and restrictions of the BHCA, and whether an investor in a banking organization is subject to the Volcker Rule. As a result, a determination of whether or not an investment constitutes “control” of, or even a non-passive holding in, an investee is often determinative of whether an investment can be made (or, at least, must be restructured to avoid control or reduced to a passive holding). The final rule was effective as of September 30, 2020, and applies to MUFG’s investments globally.
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

Total loss absorbing capacity. As an IHC, MUFG Americas Holdings was previously subject to the FRB’s long-term debt and TLAC requirements applicable to U.S. G-SIB holding companies and U.S. IHCs of non-U.S. G-SIBs. MUFG Americas Holdings is no longer subject to these requirements after having ceased to be an IHC.

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
During the fiscal year ended March 31, 2025, our non-U.S. subsidiary, MUFG Bank, engaged in certain limited business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our non-U.S. banking subsidiary, MUFG Bank, has previously issued guarantees outstanding mainly in connection with prior petroleum-related transactions with Iran by its customers that were permissible under applicable sanctions regulations. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2025, the aggregate fee income relating to these transactions was less than ¥5 million, representing less than 0.0005 percent of our total fee income. In addition, some Iranian financial institutions and other entities in, or affiliated with, Iran maintained non-U.S. dollar correspondent accounts and other similar settlement accounts with MUFG Bank outside the United States. In addition to such accounts, MUFG Bank received deposits in Japan from, and provided settlement services in Japan to, fewer than 10 Iranian government-related entities, and MUFG Bank and a non-U.S. affiliate of MUFG provided credit and/or settlement services to fewer than 100 Iranian government-related individuals including Iranian diplomats. MUFG Bank also maintains settlement accounts outside the United States for certain other entities specified in Executive Order 13224 or 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2025, the average aggregate balance of deposits held in these accounts represented less than 0.05 percent of the average balance of our total deposits. The interest and fee income from the transactions attributable to these account holders was less than ¥50 million, representing less than 0.001 percent of our total interest and fee income.
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

C.Organizational Structure

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2025

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
MUFG Bank, Ltd.	Japan	100.00%	100.00%
WealthNavi Inc.	Japan	100.00%	100.00%
Mitsubishi UFJ eSmart Securities Co,. Ltd.	Japan	100.00%	100.00%
Kanmu, Inc.	Japan	77.83%	68.86%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Japan Shareholder Services Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
Mitsubishi UFJ Real Estate Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Alternative Investments Co., Ltd.	Japan	100.00%	100.00%
Human Resources Governance Leaders Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	100.00%	100.00%
Japan Digital Design, Inc	Japan	94.19%	94.19%
MUFG Innovation Partners Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	100.00%	100.00%
MUFG Americas Holdings Corporation	USA	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
PT Bank Danamon Indonesia, Tbk.	Indonesia	92.47%	92.47%
PT Mandala Multifinance Tbk	Indonesia	99.26%	99.26%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
MUFG Investor Services Holdings Limited	Bermuda	100.00%	100.00%
First Sentier Investors Holdings Pty Ltd	Australia	100.00%	100.00%
MUFG Pension & Market Services Holdings Pty Limited	Australia	100.00%	100.00%
MUFG Securities EMEA plc	UK	100.00%	100.00%
MUFG Securities Asia Limited	China	100.00%	100.00%
MUFG Securities (Canada), Ltd.	Canada	100.00%	100.00%

D.Property, Plant and Equipment

	As of March 31,
	2024 (As Adjusted)(1)	2025
	(in millions)
Land	¥389,709	¥406,470
Buildings	798,936	794,868
Equipment and furniture	557,073	561,926
Leasehold improvements	267,968	284,171
Construction in progress	30,001	34,007
Total	2,043,687	2,081,442
Less accumulated depreciation	1,171,046	1,161,588
Premises and equipment—net	¥872,641	¥919,854

Note:
(1)Adjustments have been made to retrospectively reflect the change in Krungsri’s fiscal year end from December 31 to March 31 for the purposes of consolidating Krungsri into MUFG’s financial statements, effective April 1, 2024. See Note 1 to our consolidated financial statements for more information.
Our registered address is 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2025, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.
We decided to build a new MUFG headquarters building at the location where the MUFG and MUFG Bank head office building stood previously. In conjunction with the construction of the new building, the head offices for MUFG and MUFG Bank have been temporarily relocated from 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo. The construction of the headquarters building is scheduled to be completed in October 2030, with a total planned investment of ¥209 billion, subject to adjustments due to changes in relevant circumstances. Through March 31, 2025, an aggregate of ¥4.2 billion was invested in the construction project.
The following table presents the book values of our material offices and other properties as of March 31, 2025:

Book Value
(in millions)
Owned land	¥406,470
Owned buildings	¥236,215
The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.
During the fiscal year ended March 31, 2025, we invested approximately ¥131,724 million in premises and equipment, primarily for office renovations and the office relocation in connection with the MUFG headquarters building construction project including the investment in the construction project described above.
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
Effective April 1, 2024, we changed Krungsri’s fiscal year end from December 31 to March 31 for the purposes of consolidating Krungsri into MUFG’s financial statements. Adjustments are retrospectively reflected in our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024. See Note 1 to our consolidated financial statements for more information on these and other adjustments.
You should read the summary of financial data set forth below in conjunction with the remainder of this Item 5, “Selected Statistical Data” and our consolidated financial statements and related notes and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥4,636,739	¥7,157,320	¥8,265,574
Interest expense	2,234,125	4,532,397	5,177,377
Net interest income	2,402,614	2,624,923	3,088,197
Provision for credit losses	7,285	258,795	121,790
Net interest income after provision for credit losses	2,395,329	2,366,128	2,966,407
Non-interest income	1,504,502	2,875,384	2,570,535
Non-interest expense	3,438,519	3,363,286	3,741,366
Income before income tax expense	461,312	1,878,226	1,795,576
Income tax expense	46,751	500,657	527,938
Net income before attribution of noncontrolling interests	414,561	1,377,569	1,267,638
Net income attributable to noncontrolling interests	32,763	51,700	705
Net income attributable to Mitsubishi UFJ Financial Group	¥381,798	¥1,325,869	¥1,266,933
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥381,798	¥1,325,869	¥1,266,933
Amounts per share:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥31.00	¥110.69	¥108.71
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	30.68	110.39	108.18
Number of shares used to calculate basic earnings per common share (in thousands)	12,317,723	11,978,725	11,654,295
Number of shares used to calculate diluted earnings per common share (in thousands)(1)	12,318,855	11,980,601	11,654,850
Cash dividends per share paid during the fiscal year:
—Common stock	¥30.50	¥36.50	¥45.50
	$0.23	$0.25	$0.30

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Balance sheet data:
Total assets	¥382,177,876	¥397,820,570	¥405,940,211
Loans, net of allowance for credit losses	119,000,770	126,553,342	130,195,440
Total liabilities	365,654,279	379,303,483	386,690,473
Deposits	235,651,373	247,136,000	249,415,006
Long-term debt	39,126,984	40,012,819	21,022,407
Total equity	16,523,597	18,517,087	19,249,738
Capital stock	2,090,270	2,090,270	2,090,270

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥291,588,511	¥293,884,430	¥353,001,315
Interest-bearing liabilities	295,330,223	301,043,486	310,201,720
Total assets	396,662,616	403,307,984	415,941,414
Total equity	16,202,594	19,351,573	19,929,870
Return on equity and assets:
Earnings applicable to common shareholders as a percentage of average total assets	0.10%	0.33%	0.30%
Earnings applicable to common shareholders as a percentage of average total equity	2.36%	6.85%	6.36%
Dividends per common share as a percentage of basic earnings per common share	98.39%	32.97%	41.85%
Average total equity as a percentage of average total assets	4.08%	4.80%	4.79%
Net interest income as a percentage of average total interest-earning assets	0.82%	0.89%	0.87%
Credit quality data:
Allowance for credit losses	¥1,279,514	¥1,356,961	¥1,243,075
Allowance for credit losses as a percentage of loans	1.06%	1.06%	0.95%
Net loan charge-offs	¥263,347	¥249,139	¥266,259
Net loan charge-offs as a percentage of average loans	0.21%	0.20%	0.20%
Average interest rate spread	0.83%	0.93%	0.67%
Risk-adjusted capital ratio calculated under Japanese GAAP(2)	13.91%	17.82%	18.83%

Notes:
(1)Includes the common shares held by the trusts under the stock compensation plans. See “Item 6.B. Directors, Senior Management and Employees—Compensation.”
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
(3)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.
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
•general economic conditions,
•interest rates,
•foreign currency exchange rates, and
•stock prices.
General Economic Conditions
The global economy expanded at a moderate pace through most of the fiscal year ended March 31, 2025, with inflation rates declining on a global basis before becoming unstable again towards the end of the fiscal year. The U.S. Federal Open Market Committee, the European Central Bank and other central banks started to lower their benchmark rates and cautiously ease their monetary policies after a period of tightening. On the other hand, in Japan, the Bank of Japan began raising its policy rate slightly as the economy grew modestly while price increases kept downward pressure on household consumption. In the meantime, uncertainty rose towards the end of the fiscal year, triggered by trade and industrial policy changes in major markets. In addition, several other factors contributed to the rising uncertainty, such as the prolonged Russia-Ukraine conflict, the increasing tension in the Middle East and other geopolitical events, as well as concerns over the expansive fiscal policies in major countries. These and other developments and concerns may further increase volatility in global and regional economies and markets.
Japan’s economy generally exhibited some modestly positive trends during the fiscal year ended March 31, 2025. Japan’s real gross domestic product, or GDP, grew by 0.9% for the quarter ended June 30, 2024, 0.2% for the quarter ended September 30, 2024, 0.

6% for the quarter ended December 31, 2024, and 0.2% for the quarter ended March 31, 2025, on a quarter-on-quarter basis. These fluctuations reflected both positive factors, such as wage increases, and negative factors, such as inflationary pressures. On a year-on-year basis, Japan’s real GDP contracted by 0.6% for the quarter ended June 30, 2024, and grew by 0.8% for the quarter ended September 30, 2024, 1.3% for the quarter ended December 31, 2024, and 1.7% for the quarter ended March 31, 2025. Japan’s Consumer Price Index, or CPI, fluctuated between minus 0.1% and 0.6% on a month-on-month basis and between 2.3% and 4.0% on a year-over-year basis during the fiscal year ended March 31, 2025. The unemployment rate in Japan remained low with a slight decrease from 2.6% in March 2024 to 2.5% in March 2025. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2024 and March 2025 was 10,070, a 13.4% increase from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the fiscal year ended March 31, 2025 were ¥2,253 billion, a decrease of 7.5% from the previous fiscal year. The Japanese economy remains subject to instabilities resulting from various factors including geopolitical developments, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, inflationary trends, downward pressure on private consumption, and changes in the Bank of Japan's monetary policy.
The U.S. economy generally underwent upward trends through most of the fiscal year ended March 31, 2025, with U.S. real GDP growing by 3.0% for the quarter ended June 30, 2024, 3.1% for the quarter ended September 30, 2024, and 2.4% for the quarter ended December 31, 2024, and contracting by 0.3% for the quarter ended March 31, 2025, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP grew by 3.0% for the quarter ended June 30, 2024, 2.7% for the quarter ended September 30, 2024, 2.5% for the quarter ended December 31, 2024, and 2.0% for the quarter ended March 31, 2025. The unemployment rate, however, increased to 4.2% in March 2025 from 3.5% in March 2024. The long-term prospects of the U.S. economy remain uncertain in light of the impact of various factors including inflationary trends, geopolitical developments, changes in the political environment, instabilities in the real estate and banking sectors, and the U.S. government’s economic, monetary, trade and foreign relations policies.
The Eurozone economy also grew modestly during the fiscal year ended March 31, 2025, with Eurozone real GDP growing by 0.2% for the quarter ended June 30, 2024, 0.4% for the quarter ended September 30, 2024, 0.2% for the quarter ended December 31, 2024, and 0.3% for the quarter ended March 31, 2025, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP grew by 0.5% for the quarter ended June 30, 2024, 1.0% for the quarter ended September 30, 2024, 1.2% for the quarter ended December 31, 2024, and 1.2% for the quarter ended March 31, 2025. The unemployment rate in the Eurozone decreased slightly from 6.5% in March 2024 to 6.2% in March 2025. The Eurozone economy remains subject to various uncertainties including instabilities resulting from inflationary trends, geopolitical developments, changes in governments' economic, monetary, trade and foreign relations policies, and concerns over the financial system.
Thailand’s GDP in calendar year 2024 grew by 2.5 % on a year-on-year basis, improving from 2.0% in 2023. The annual inflation rate averaged 0.4%, down from 1.2% in the previous calendar year. The Monetary Policy Committee cut the policy rate by 25 basis points to 2.25% in the fourth quarter of calendar year 2024. The Thai baht fluctuated against the U.S. dollar, weakening in the first half of calendar year 2024, strengthening in the third quarter, and weakening again towards the end of the year. Thailand’s GDP in the first quarter of calendar year 2025 expanded by 3.1% on a year-on-year basis and 0.7% on a seasonally adjusted quarter-on-quarter basis from the fourth quarter of calendar year 2024.
In Asia excluding Japan and Thailand, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved and, overall, the economic growth continued during the fiscal year ended March 31, 2025. Meanwhile, in the Chinese economy, the downturn in the real estate market has led to a decline in consumer sentiment, deterioration in the employment environment, and prolonged moderate inflation, all of which may require time to improve and may have an adverse economic impact on other countries, particularly in ASEAN and NIEs. The economic conditions of these regions remain subject to various uncertainties including the fluctuations in the global and local economies as well as geopolitical developments and changes in economic, monetary, trade and foreign relations policies within China as well as those outside China.

Interest Rates
Interest rates in Japan have been on an upward trend under the Bank of Japan’s monetary policy, although they remain at low levels. Until October 2023, the Bank of Japan maintained its quantitative and qualitative monetary easing policy with yield curve control applying a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, and aiming to keep the yield on 10-year Japanese government bonds around zero percent, with the uncollateralized overnight call rate being encouraged to remain at around minus 0.1 percent, and with exchange-traded fund, bond and commercial paper purchase programs. In October 2023, the Bank of Japan began to gradually modify its monetary policy with an announcement that it would purchase 10-year Japanese government bonds in amounts necessary to maintain the yield of such bonds around zero percent without setting an upper limit while regarding one percent as its reference upper bound. In March 2024, while keeping the price stability target at 2 percent, the Bank of Japan further modified its monetary policy to raise the Policy-Rate Balance interest rate to 0.1%, encourage the uncollateralized overnight call rate to remain at around 0 to 0.1 percent, abolish Japanese government bond purchase operations for the purposes of maintaining the yield on 10-year Japanese government bonds below target upper limits while continuing with purchases of Japanese government bonds in similar volumes, and discontinue the exchange-traded fund purchase program while gradually reducing the amount of commercial paper and corporate bond purchases to nil in about one year. The Bank of Japan raised the uncollateralized overnight call rate by 0.25% in July 2024 and again in January 2025, bringing the rate to 0.5%, with a plan to gradually reduce its purchases of Japanese government bonds. As a result of these monetary policy changes, the yield on 10-year Japanese government bonds fluctuated between 0.826% and 1.589% during the fiscal year ended March 31, 2025. The yield has been fluctuating between around 1.1% and 1.5% since April 2025.
In the United States, the Federal Open Market Committee raised the target for the federal funds rate to 5.25% to 5.50% in July 2023 from 4.75% to 5.00% set in March 2023. In its meeting in June 2024, the Committee decided to maintain the target range for the federal funds rate at 5.25% to 5.5% to support its goals of achieving maximum employment and inflation at 2 percent over the longer run. In addition, the Committee announced its plan to continue reducing its holdings of Treasury securities and agency debt and agency mortgage‑backed securities. In September 2024, the Committee began lowering the federal funds rate, reducing it by a total of 0.75% over three instances during 2024. Since January 2025, the Committee has maintained a cautious stance on further rate cuts, monitoring sustained declines in inflation and the recovery of economic balance. Additionally, the Committee continues its asset reduction efforts, gradually normalizing the financial environment. The 10-year U.S. Treasury bond yield increased from 4.201% at the end of March 2024 to 4.207% at the end of March 2025, while fluctuating between 3.619% and 4.793% during the period. The yield has been fluctuating between around 3.9% and 4.5% since April 2025.
Foreign Currency Exchange Rates
The Japanese yen appreciated against the U.S. dollar from ¥151.41 to the U.S. dollar as of March 31, 2024 to ¥149.52 to the U.S. dollar as of March 31, 2025. The Japanese yen has been fluctuating between around ¥139 and ¥150 to the U.S. dollar since April 2025.
The Japanese yen was on a generally stable trend against the euro during the fiscal year ended March 31, 2025, with the exchange rate being ¥162.08 to the euro as of March 31, 2025 compared to ¥163.24 to the euro as of March 31, 2024. The Japanese yen has been fluctuating between around ¥159 and ¥169 to the euro since April 2025.
The Japanese yen was on a generally depreciating trend against the Thai baht during the fiscal year ended March 31, 2025, with the exchange rate being ¥4.40 to the Thai baht as of March 31, 2025 compared to ¥4.16 to the Thai baht as of March 31, 2024. The Japanese yen has been fluctuating between around ¥4.15 and ¥4.45 to the Thai baht since April 2025.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased to ¥35,617.56 on March 31, 2025 from ¥40,369.44 on March 31, 2024. The closing price of the Nikkei Stock Average has been fluctuating between around ¥31,000 and ¥40,200 since April 2025.

Recent Developments
During the fiscal year ended March 31, 2025, we engaged in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and seek opportunities to grow our business. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including significant inflationary price trends, instability in the financial system, geographical conflicts, changes in economic, monetary and trade policies adopted in major markets, evolving views on environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our current medium-term business plan for the three years ending in the fiscal year ending March 31, 2027, we aim to leverage our extensive network and diverse solutions to provide value to our stakeholders around the world.
Implementation of Share Repurchase Programs and Cancellation of Treasury Shares
During November 2024 through March 2025, we repurchased 158,752,500 shares of our common stock for ¥299,999,995,801 under a share repurchase program that was adopted in November 2024. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 230,000,000 shares of our common stock and ¥300.0 billion between November 15, 2024 and March 31, 2025. In addition, we canceled 270,000,000 shares of our common stock held in treasury on November 29, 2024.
On May 15, 2025, the Board of Directors approved a share repurchase program under which we are authorized to repurchase up to the lesser of 175,000,000 shares of our common stock and ¥250.0 billion from May 16, 2025 to July 31, 2025. Under this share repurchase program, we repurchased 86,587,600 shares of our common stock for ¥169,973,523,507 during May and June 2025. Based on information derived from Japanese GAAP-based financial data and used to calculate our capital ratios under applicable Japanese regulations, we estimate that, assuming we repurchase ¥250.0 billion of our common stock pursuant to this program, each of our Common Equity Tier 1 capital ratio, Tier 1 capital ratio and total capital ratio as of March 31, 2025 would decline by approximately 0.2 percentage points.
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
Issuances of TLAC Eligible Senior Debt
During the fiscal year ended March 31, 2025, we obtained $4.8 billion, or ¥710.2 billion, and €1.0 billion, or ¥162.1 billion, aggregate principal amount of External TLAC eligible senior debt financing in the form of securities issuance. In April 2025, we issued $3.0 billion, or ¥428.9 billion, and ¥40.0 billion, aggregate principal amount of External TLAC eligible senior debt in the form of securities issuance. In June 2025, we issued €1.7 billion, or ¥272.7 billion, aggregate principal amount of External TLAC eligible senior debt in the form of securities issuance.
As of March 31, 2025, our External TLAC ratios were 24.64% on a risk-weighted assets basis and 9.16% on a total exposure basis. As of the same date, we were required to maintain External TLAC ratios of at least 18% on a risk-weighted assets basis and 7.10% on a total exposure basis. See “—B. Liquidity and Capital Resources—Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”
Issuances of Basel III-Compliant Subordinated Debt
During the fiscal year ended March 31, 2025, we obtained ¥358.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt financing in the form of securities issuance and borrowings in Japan. In June 2025, we issued ¥280 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt in the form of securities in Japan. These securities and borrowings are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125% (but, following any such write-down, the principal may be reinstated if the ratio improves and to the extent permitted by the Japanese banking regulator), when we are deemed to have reached the point of non-viability (“PONV”) or when we become subject to bankruptcy proceedings.
During the fiscal year ended March 31, 2025, we obtained ¥363.0 billion aggregate principal amount of subordinated term Tier 2 debt financing in the form of securities issuance and borrowings in Japan. We can be exempted from the obligation to pay principal of and interest on the securities or the borrowings, as applicable, when we are deemed to have reached the PONV.
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
Acquisition of Link Administration Holdings Limited
On May 16, 2024, Mitsubishi UFJ Trust and Banking acquired all of the issued shares of Link Administration Holdings Limited, an Australian pension and stock administration company, for ¥113.5 billion in cash. The company's corporate name has been changed to MUFG Pension & Market Services Holdings Limited.
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
Acquisition of au Kabucom Securities and Sale of Shares of Jibun Bank
In January 2025, MUFG Bank acquired 49% of the shares of au Kabucom Securities Co., Ltd. held by au Financial Holdings Corporation, a wholly owned subsidiary of KDDI Corporation. As a result of this acquisition and the transfer of the remaining 51% of the shares of au Kabucom Securities held by Mitsubishi UFJ Securities Holdings to MUFG Bank, au Kabucom Securities became a wholly owned subsidiary of MUFG Bank. In February 2025, au Kabucom Securities was renamed “Mitsubishi UFJ eSmart Securities Co., Ltd.” See Note 2 to the consolidated financial statements for additional information.

These transactions are part of our strategy to streamline and strengthen the MUFG Group's online securities business, with an aim to gain a more competitive position in the industry.
We sold all of the shares of au Jibun Bank Corporation, a subsidiary of KDDI, that we held, representing 22% of the shares of the bank, to au Financial Holding in January 2025.
Acquisition of WealthNavi
In January 2025, MUFG Bank acquired 46,563,404 shares, taking into account the stock acquisition rights as well as the shares of common stock acquired in the aggregate, of WealthNavi Inc., a Japan-based online asset management service provider, through a tender offer conducted from December 2, 2024 through January 20, 2025. This acquisition transaction resulted in MUFG Bank holding 92.45% of the voting rights on WealthNavi, including the voting rights held by MUFG Bank prior to the transaction. MUFG Bank acquired the remaining shares of WealthNavi through a subsequent squeeze-out process and, on March 6, 2025, WealthNavi became a wholly owned subsidiary of MUFG Bank. The aggregate acquisition price was ¥98.8 billion.

Acquisition of Zenhoren
On April 10, 2025, Mitsubishi UFJ NICOS acquired 13,026,468 shares, representing 50.02% of the shares, of Zenhoren Co., Ltd., a rent guarantee company, for ¥13.0 billion through a tender offer conducted from February 17, 2025 through April 3, 2025. This transaction was part of the capital and business alliance agreement entered into among Mitsubishi UFJ NICOS, MUFG Bank and Zenhoren in February 2025. Mitsubishi UFJ NICOS has also agreed with Mitsubishi UFJ Factors Ltd., a wholly owned subsidiary of MUFG Bank, that Mitsubishi UFJ Factors would exercise the voting rights on the 384,615 shares, representing 1.48% of the shares, of Zenhoren it holds in accordance with the intentions of Mitsubishi UFJ NICOS. Consequently, on April 16, 2025, Zenhoren became a consolidated subsidiary of Mitsubishi UFJ NICOS.
Through this acquisition, Mitsubishi UFJ NICOS expects to be in a position to integrate its credit card services with Zenhoren’s rent guarantee services, enabling it to enhance the functionality of the credit cards it offers to customers and cross-sell its services to Zenhoren's customer base.
Acquisition of Shares of JACCS through a Third-Party Allotment
In March 2025, MUFG Bank agreed to acquire 9,980,831 newly issued shares of common stock of JACCS Co., Ltd., an equity-method investee of MUFG Bank, through a third-party allotment transaction for approximately ¥39.0 billion.
This transaction is expected to result in MUFG Bank’s shareholding ratio increasing to 37.72% and the aggregate voting rights held by MUFG Group companies, including MUFG Bank, increasing to 40.00%. The transaction is currently expected to close by the end of September 2025. Following the completion of the transaction, MUFG Bank plans to nominate two representatives to serve on the board of directors of JACCS. JACCS is expected to remain an equity-method investee of MUFG Bank.
The transaction is part of the capital and business alliance agreement between MUFG Bank and JACCS to expand, deepen and strengthen the existing collaborative relationship between the parties.

A.Operating Results
Results of Operations

	Fiscal years ended March 31,			% Change
	2023 (As Adjusted)	2024 (As Adjusted)	2025	2024 (As Adjusted)	2025
	(in billions, except percentages)
Interest income	¥4,636.7	¥7,157.3	¥8,265.6	54.4%	15.5%
Interest expense	2,234.1	4,532.4	5,177.4	102.9	14.2
Net interest income	2,402.6	2,624.9	3,088.2	9.3	17.6
Provision for credit losses	7.3	258.8	121.8	N/M	(52.9)
Non-interest income	1,504.5	2,875.4	2,570.5	91.1	(10.6)
Non-interest expense	3,438.5	3,363.3	3,741.4	(2.2)	11.2
Income before income tax expense	461.3	1,878.2	1,795.5	307.1	(4.4)
Income tax expense	46.7	500.6	527.9	N/M	5.4%
Net income before attribution of noncontrolling interests	¥414.6	¥1,377.6	¥1,267.6	232.3%	(8.0)%
Net income attributable to noncontrolling interests	32.8	51.7	0.7	57.8	(98.6)
Net income attributable to Mitsubishi UFJ Financial Group	¥381.8	¥1,325.9	¥1,266.9	247.3%	(4.4)%

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
We recorded net income attributable to Mitsubishi UFJ Financial Group of ¥1,266.9 billion, compared to net income of ¥1,325.9 billion for the same period of the previous fiscal year, primarily due to a decrease in non-interest income and an increase in non-interest expense. The negative impact was partially mitigated by an increase in net interest income.
Net interest income increased 17.6%, with improvements in both domestic and foreign net interest income. Net domestic interest income increased primarily due to the higher average balance of domestic interest-earning assets, while net foreign interest income also increased mainly due to the impact of higher average interest rates on interest-earning assets.
Provision for credit losses decreased mainly due to the reversal of credit losses related to a large borrower in the domestic manufacturing industry, while provision for the Krungsri segment increased mainly due to increases in non-performing loans and under-performing loans in the auto finance loan portfolio and in the small and medium sized enterprise loan portfolio of Krungsri and its subsidiaries.
Non-interest income decreased 10.6% primarily due to net investment securities losses reflecting the impact of lower stock prices. Non-interest expense increased 11.1% primarily due to recognition of impairment of goodwill as well as an increase in salaries and employee benefits, particularly in foreign subsidiaries, and an increase in fees and commission expenses in overseas subsidiaries.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
We recorded net income attributable to Mitsubishi UFJ Financial Group of ¥1,325.9 billion, compared to net income of ¥381.8 billion for the same period of the previous fiscal year, primarily due to an increase in non-interest income resulting from net gains from marketable equity securities reflecting higher stock prices and an increase in interest income particularly from foreign loans.
Net interest income increased 9.3% mainly because of an increase in net foreign interest income. U.S. and Japanese interest rates were higher and the Japanese yen depreciated against the U.S. dollar during the fiscal year ended March 31, 2024, compared to the previous fiscal year. Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 0.1 percentage points to 0.83%. The average interest rate on total interest-earning assets increased 0.85 percentage points. On foreign interest-earning assets, the average interest rate increased 2.01 percentage points. On the domestic side, while domestic interest income increased 21.3% to ¥1,209.1 billion, domestic interest expense increased 65.1% to ¥1,275.0 billion.

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
Non-interest income increased 91.1% primarily resulting from net gains from marketable equity securities reflecting higher stock prices, partially offset by the impact of the absence of the gain on the sale of MUFG Union Bank recorded in the previous fiscal year.

Net Interest Income

	Fiscal years ended March 31,									% Change		Change	% Change		Change
	2023 (As Adjusted)			2024 (As Adjusted)			2025			2024 (As Adjusted)			2025
	Average balance(1)	Interest income (expense)	Average rate	Average balance(1)	Interest income (expense)	Average rate	Average balance(1)	Interest income (expense)	Average rate	Average balance	Interest income (expense)	Average rate 2024 minus 2023 (percentage points)	Average balance	Interest income (expense)	Average rate 2025 minus 2024 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥175,859.9	¥997.1	0.57%	¥178,357.5	¥1,209.1	0.68%	¥228,422.7	¥1,558.8	0.68%	1.4%	21.3%	0.11	28.1%	28.9%	0.00
Foreign	115,728.6	3,639.7	3.14	115,526.9	5,948.2	5.15	124,578.6	6,706.8	5.38	(0.2)	63.4	2.01	7.8	12.8	0.23
Total	¥291,588.5	¥4,636.8	1.59%	¥293,884.4	¥7,157.3	2.44%	¥353,001.3	¥8,265.6	2.34%	0.8%	54.4%	0.85	20.1%	15.5%	(0.10)
Financed by:
Interest-bearing liabilities:
Domestic	¥218,582.7	¥(772.2)	0.35%	¥222,068.4	¥(1,275.0)	0.57%	¥220,664.5	¥(1,379.8)	0.63%	1.6%	65.1%	0.22	(0.6%)	8.2%	0.06
Foreign	76,747.5	(1,461.9)	1.90	78,975.1	(3,257.4)	4.12	89,537.2	(3,797.6)	4.24	2.9	122.8	2.22	13.4	16.6	0.12
Total	295,330.2	(2,234.1)	0.76	301,043.5	(4,532.4)	1.51	310,201.7	(5,177.4)	1.67	1.9	102.9	0.75	3.0	14.2	0.16
Non-interest-bearing liabilities (assets)	(3,741.7)		—	(7,159.1)		—	42,799.6		—	91.3		—	(697.8)		—
Total	¥291,588.5		0.77%	¥293,884.4		1.54%	¥353,001.3		1.47%	0.8%		0.78	20.1%		(0.08)
Net interest income and interest rate spread		¥2,402.7	0.83%		¥2,624.9	0.93%		¥3,088.2	0.67%		9.3%	0.10		17.6%	(0.26)
Net interest income as a percentage of total interest-earning assets			0.82%			0.89%			0.87%			0.07			(0.02)

Notes:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.
(2)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.

Effect of Volume and Rate Changes on Net Interest Income

	Fiscal Year Ended March 31, 2023 (As Adjusted) versus Fiscal Year Ended March 31, 2024 (As Adjusted)			Fiscal Year Ended March 31, 2024 (As Adjusted) versus Fiscal Year Ended March 31, 2025
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)			(in millions)
Domestic	¥9,669	¥(300,523)	¥(290,854)	¥226,723	¥18,205	¥244,928
Foreign	(94,092)	607,255	513,163	(67,886)	286,232	218,346
Total	¥(84,423)	¥306,732	¥222,309	¥158,837	¥304,437	¥463,274

Notes:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Net interest income increased 17.6% to ¥3,088.2 billion for the fiscal year ended March 31, 2025, compared to the previous fiscal year. Net domestic interest income increased primarily due to the higher average balance of domestic interest-earning assets, particularly interest-earning deposits in other banks and loans. Net foreign interest income also increased mainly due to the impact of higher average interest rates on interest-earning assets, particularly trading account assets, receivables under resale agreements and loans. Our total average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) was 0.67% for the fiscal year ended March 31, 2025, a decrease of 0.26 percentage points compared to the previous fiscal year.
Net domestic interest income for the fiscal year ended March 31, 2025 was ¥179.0 billion, compared to net domestic interest loss of ¥65.9 billion for the previous fiscal year. Between the same periods, domestic interest income increased 28.9% to ¥1,558.8 billion mainly due to a 28.1% increase in the average balance of domestic interest-earning assets to ¥228,422.7 billion, while the average interest rate on domestic interest-earning assets remained unchanged at 0.68%. The average interest rate on domestic interest-bearing liabilities increased 0.6 percentage points to 0.63%, while the average balance of domestic interest-bearing liabilities decreased 0.6% to ¥220,664.5 billion, resulting in an 8.2% increase in domestic interest expense to ¥1,379.8 billion. Our average domestic interest rate spread decreased to 0.05% for the fiscal year ended March 31, 2025 from 0.11% for the previous fiscal year. Despite the rising interest rate environment in Japan in the fiscal year ended March 31, 2025, the spread decreased due to the lower average interest rate on domestic loans, which primarily reflected the impact of the lower interest rates on foreign currency-denominated loans to domestic borrowers and our loan pricing strategy to be more competitive in the domestic market.
Net foreign interest income increased 8.1% to ¥2,909.2 billion for the fiscal year ended March 31, 2025, compared to the previous fiscal year. Between the same periods, foreign interest income increased 12.8% to ¥6,706.8 billion mainly due to a 0.23 percentage point increase in the average interest rate on foreign interest-earning assets to 5.38%, with the average balance of foreign interest-earning assets increasing 7.8% to ¥124,578.6 billion. The average interest rate on foreign interest-bearing liabilities increased 0.12 percentage points to 4.24%, while the average balance of foreign interest-bearing liabilities increased 13.4% to ¥89,537.2 billion, resulting in an 16.6% increase in foreign interest expense to ¥3,797.6 billion. Our average foreign interest rate spread increased to 1.14% for the fiscal year ended March 31, 2025 from 1.03% for the previous fiscal year. While the average interest rate on our foreign interest-earning assets increased on an overall basis, interest rates fluctuated in varying directions and to varying degrees in specific foreign markets during the fiscal year ended March 31, 2025.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net interest income for the fiscal year ended March 31, 2024 increased 9.3% compared to the previous fiscal year primarily due to a significant increase in net foreign interest income, reflecting the impact of higher average interest rates on foreign interest-earning assets, particularly foreign loans. In contrast, while domestic interest income increased 21.3% to ¥1,209.1 billion, domestic interest expense increased 65.1% to ¥1,275.0 billion mainly as a result of higher average interest rates on deposits and payables under repurchase agreements. Our total average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 0.10 percentage points.
During the fiscal year ended March 31, 2024, U.S. interest rates were higher compared to the previous fiscal year and the Japanese yen depreciated against the U.S. dollar. As a result, the average interest rate on foreign interest-earning assets increased 2.01 percentage points to 5.38%, and foreign interest income increased 63.4%. Foreign interest expense increased 122.8% as a result of a 2.22 percentage point increase in the average interest rate on foreign interest-bearing liabilities to 4.12%. However, the impact of the interest rate increase on foreign interest income was larger than the impact of the interest rate increase on foreign interest expense because the average balance of foreign interest-earning assets was approximately 1.5 times the average balance of foreign interest-bearing liabilities. The average balance of foreign interest-earning assets was 115,526.9 billion as of March 31, 2024, remaining at the same level compared to March 31, 2023, while the average balance of foreign interest-bearing liabilities increased 2.9% to ¥78,975.1 billion as of March 31, 2024.
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

Provision for credit losses
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
We recorded ¥121.8 billion of provision for credit losses for the fiscal year ended March 31, 2025, compared to ¥258.8 billion of provision for credit losses for the previous fiscal year. Provision for credit losses decreased ¥137.0 mainly due to the reversal of credit losses related to a large borrower in the domestic manufacturing industry. Meanwhile, provision for the Krungsri segment increased mainly due to increases in non-performing loans and under-performing loans in the auto finance loan portfolio and in the small and medium-sized enterprise loan portfolio of Krungsri and its subsidiaries.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
We recorded ¥258.8 billion of provision for credit losses for the fiscal year ended March 31, 2024, compared to ¥7.3 billion of provision for credit losses for the previous fiscal year. Provision for credit losses increased ¥251.5 billion mainly due to the absence of significant reversal of credit losses for the fiscal year ended March 31, 2024, particularly compared to the reversal of credit losses related to a large domestic commercial borrower for the fiscal year ended March 31, 2023, as well as the provision for credit losses related to a large borrower in the domestic manufacturing industry for the fiscal year ended March 31, 2024. In addition, provision for the Krungsri segment increased mainly due to the acquisition of consumer finance companies, including HC Philippines which we acquired during the fiscal year ended March 31, 2024.

Non-Interest Income

	Fiscal years ended March 31,			% Change
	2023 (As Adjusted)	2024 (As Adjusted)	2025	2024 (As Adjusted)	2025
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥49.8	¥36.7	¥36.2	(26.3)%	(1.3)%
Fees and commissions on remittances and transfers	147.5	151.9	160.6	3.0	5.7
Fees and commissions on foreign trading business	69.1	74.8	83.6	8.2	11.7
Fees and commissions on credit card business	233.1	252.7	276.6	8.4	9.5
Fees and commissions on security-related services	224.9	278.8	361.4	23.9	29.7
Fees and commissions on administration and management services for investment funds	282.2	318.1	340.0	12.7	6.9
Trust fees	131.0	129.4	140.5	(1.3)	8.6
Guarantee fees	48.0	51.2	55.2	6.6	7.6
Insurance commissions	50.1	69.7	76.5	39.3	9.7
Fees and commissions on real estate business	68.4	68.4	71.6	—	4.6
Other fees and commissions	400.8	479.0	583.5	19.5	21.8
Total	1,704.9	1,910.7	2,185.7	12.1	14.4
Foreign exchange gains (losses)—net	33.7	(296.5)	154.0	N/M	151.9
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	247.1	(951.9)	(95.7)	N/M	89.9
Net profits (losses) on trading account securities, excluding derivatives	(1,028.4)	248.0	128.0	124.1	(48.4)
Total	(781.3)	(703.9)	32.3	9.9	104.6
Investment securities gains (losses)—net:
Net losses on sales of available-for-sale debt securities	(62.5)	(149.5)	(150.8)	(139.4)	(0.9)
Reversal of impairment losses (impairment losses) on available-for-sale debt securities	(359.3)	0.5	(13.0)	100.1	N/M
Net gains (losses) from marketable equity securities	87.5	1,528.5	(654.3)	N/M	(142.8)
Other	77.4	3.0	(14.4)	(96.3)	N/M
Total	(256.9)	1,382.5	(832.5)	N/M	(160.2)
Equity in earnings of equity method investees—net	398.1	464.1	669.4	16.6	44.3
Gains (losses) on sales of loans including valuation adjustment for loans held for sale	(34.4)	(45.0)	41.7	(30.8)	192.6
Gain on sale of MUFG Union Bank	349.4	—	—	(100.0)	N/M
Other non-interest income	91.0	163.5	320.0	79.9	95.6
Total non-interest income	¥1,504.5	¥2,875.4	¥2,570.5	91.1%	(10.6)%

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Non-interest income for the fiscal year ended March 31, 2025 decreased 10.6% to ¥2,570.5 billion compared to the previous fiscal year. This decrease was mainly due to the impact of lower stock prices on net investment securities gains, partially mitigated by the improvements in fees and commissions income and net trading account profits.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

Non-interest income for the fiscal year ended March 31, 2024 increased 91.1% compared to the previous fiscal year mainly due to increases in net gains from marketable equity securities and net profits on trading account securities, excluding derivatives, partially offset by net losses on interest rate and other derivative contracts and by the absence of the gain on the sale of MUFG Union Bank recorded in the previous fiscal year.

Fees and commissions income
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Fees and commissions income for the fiscal year ended March 31, 2025 increased 14.4% compared to the previous fiscal year primarily due to an increase of ¥82.6 billion in security-related services fees in our trust banking subsidiaries, securities subsidiaries and commercial banking subsidiaries and an increase of ¥93.7 billion in miscellaneous fees included in Other fees and commissions in our commercial banking subsidiaries and trust banking subsidiaries. Both of these fees continued to increase from the previous fiscal year as the overall volume of business activities increased.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Fees and commissions income for the fiscal year ended March 31, 2024 increased 12.1% compared to the previous fiscal year primarily due to an increase in financing-related fees in foreign branches of MUFG Bank, which were included in Other fees and commissions, and an increase in fees and commissions on security-related services in our securities subsidiaries.
Net foreign exchange gains (losses)

	Fiscal years ended March 31,			% Change
	2023 (As Adjusted)	2024 (As Adjusted)	2025	2024 (As Adjusted)	2025
	(in billions, except percentages)
Foreign exchange gains (losses)—net:
Net foreign exchange gains (losses) on derivative contracts	¥57.4	¥(410.7)	¥447.0	N/M	208.8%
Net foreign exchange losses on other than derivative contracts	(1,392.8)	(2,062.2)	(331.4)	(48.1)	83.9
Net foreign exchange gains related to the fair value option	1,369.1	2,176.4	38.4	59.0	(98.2)
Total	¥33.7	¥(296.5)	¥154.0	N/M	151.9%

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.
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

Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Net foreign exchange gains for the fiscal year ended March 31, 2025 mainly reflected an improvement in net foreign exchange losses on other than derivative contracts. Given the global nature of our business, we enter into various foreign currency transactions throughout the fiscal year across various currencies. Our foreign exchange gains and losses on other than derivative contracts fluctuate throughout the fiscal year depending on the spot rates applicable to specific transactions as well as the spot rate applicable at the end of the fiscal year. Foreign exchange gains and losses on derivative contracts improved on a net basis. These improvements were substantially offset by a significant decline in net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds, reflecting the Japanese yen appreciation against the U.S. dollar on a spot rate basis to ¥149.52 to the U.S. dollar as of March 31, 2025 from ¥151.41 to the U.S. dollar as of March 31, 2024.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net foreign exchange losses for the fiscal year ended March 31, 2024 mainly reflected larger net foreign exchange losses on other than derivative contracts resulting from higher foreign exchange translation losses on monetary liabilities denominated in foreign currencies in our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2023 and March 31, 2024. In addition, foreign exchange gains and losses on derivative contracts declined on a net basis. These losses were partially mitigated by an increase in net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds as the Japanese yen depreciated against the U.S. dollar from ¥133.53 to the U.S. dollar as of March 31, 2023 to ¥151.41 to the U.S. dollar as of March 31, 2024.

Net trading account profits (losses)

	Fiscal years ended March 31,			% Change
	2023 (As Adjusted)	2024 (As Adjusted)	2025	2024 (As Adjusted)	2025
	(in billions, except percentages)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥271.5	¥(220.5)	¥(238.9)	(181.1)%	(8.4)%
Equity contracts	(12.5)	(618.2)	196.0	N/M	131.7
Commodity contracts	—	(0.7)	(0.2)	N/M	66.9
Credit derivatives	(19.9)	(27.4)	(9.9)	(37.7)	63.7
Other	8.0	(85.1)	(42.7)	N/M	49.9
Total	¥247.1	¥(951.9)	¥(95.7)	N/M	89.9%
Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥151.9	¥421.3	¥126.4	177.4%	(70.0)%
Trading account securities under the fair value option	(1,180.3)	(173.3)	1.6	85.3	100.9
Total	¥(1,028.4)	¥248.0	¥128.0	124.1%	(48.4)%
Total	¥(781.3)	¥(703.9)	¥32.3	9.9%	104.6%

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.
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
Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits (losses) for each of the fiscal years ended March 31, 2023 and 2024, while representing a smaller portion for the fiscal year ended March 31, 2025.
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
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Net trading account profits for the fiscal year ended March 31, 2025, compared to net losses for the previous fiscal year mainly reflected improved profits and losses on equity contracts on a net basis, partially offset by a decrease in net profits on trading account securities. The improved net profits on equity contracts mainly reflected increases in equity swaps gains in our banking subsidiaries and stock index futures gains in our securities subsidiaries due to stock price fluctuations affecting contracts held in these subsidiaries. The decrease in net profits on trading account securities mainly reflected smaller net gains on trading account securities. In addition, net losses on interest rate contracts for the fiscal ended March 31, 2025 primarily reflected interest rate swap losses in our banking subsidiaries, which occurred in the rising interest rate environment in Japan.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net trading account losses for the fiscal year ended March 31, 2024 mainly reflected net losses on equity contracts and interest rate contracts. The net losses on equity contracts mainly reflected the increase in losses on equity swaps for hedging purposes in our banking subsidiaries due to rising stock prices. The net losses on interest rate contracts primarily reflected interest rate swap losses in our banking subsidiaries, compared to net profits on interest rate contracts for the previous fiscal year in the significantly rising interest rate environment. These losses were partially offset by the increase in net profits on trading account securities primarily resulting from an increase in net profits on domestic trading account securities in our banking subsidiaries as stock prices generally rose during the fiscal year ended March 31, 2024.

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
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Net investment securities losses for the fiscal year ended March 31, 2025 were ¥832.5 billion, compared to net gains of ¥1,382.5 billion for the fiscal year ended March 31, 2024, primarily due to net losses from marketable equity securities of ¥654.3 billion for the fiscal year ended March 31, 2025, compared to net gains of ¥1,528.5 billion for the previous fiscal year. The net losses for the fiscal year ended March 31, 2025 mainly reflected net unrealized losses on marketable equity securities reflecting lower stock prices towards the end of the fiscal year, while the net gains for the previous fiscal year mainly reflected net realized gains on sales of marketable equity securities.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net investment securities gains for the fiscal year ended March 31, 2024 were ¥1,382.5 billion, compared to net losses of ¥256.9 billion for the fiscal year ended March 31, 2023, reflecting net gains from marketable equity securities of ¥1,528.5 billion compared to ¥87.5 billion for the previous year. This was due to increases in net unrealized gains on marketable equity securities and net realized gains on sales of marketable equity securities reflecting higher stock prices.

Net equity in earnings of equity method investees
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Net equity in earnings of equity method investees for the fiscal year ended March 31, 2025 was ¥669.4 billion, compared to ¥464.1 billion for the previous fiscal year. This improvement reflected higher earnings of our equity method investees, including Morgan Stanley.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net equity in earnings of equity method investees for the fiscal year ended March 31, 2024 was ¥464.1 billion, compared to ¥398.1 billion for the previous fiscal year, primarily reflecting the absence of the impairment losses of our equity method investees recognized in the previous fiscal year.

Gain on sale of MUFG Union Bank
We completed the sale of MUFG Union Bank in December in December 2022. We recorded a pre-tax gain on the sale of MUFG Union Bank in the amount of ¥349.4 billion for the fiscal year ended March 31, 2023. For information on the accounting treatment applied to the sale of MUFG Union Bank and information on the transaction, see Note 2 to our consolidated financial statements.

Non-Interest Expense

	Fiscal years ended March 31,			% Change
	2023 (As Adjusted)	2024 (As Adjusted)	2025	2024 (As Adjusted)	2025
	(in billions, except percentages)
Salaries and employee benefits	¥1,347.5	¥1,406.5	¥1,473.6	4.4%	4.8%
Occupancy expenses—net	162.9	156.9	160.0	(3.7)	2.0
Fees and commissions expenses	341.8	387.5	424.6	13.4	9.6
Outsourcing expenses, including data processing	352.1	320.6	325.1	(9.0)	1.4
Depreciation of premises and equipment	74.0	80.0	88.3	8.2	10.3
Amortization of intangible assets	275.0	288.5	295.1	4.9	2.3
Impairment of intangible assets	5.2	15.0	14.4	192.0	(4.6)
Insurance premiums, including deposit insurance	78.4	92.1	98.9	17.4	7.4
Communications	58.6	59.2	65.0	1.1	9.7
Taxes and public charges	101.1	107.2	113.1	6.0	5.6
Impairment of goodwill	33.6	—	150.1	(100.0)	N/M
Provision for (reversal of) off-balance sheet credit instruments	20.2	33.3	(0.7)	65.1	(102.2)
Reversal of impairment of assets held for sale	(134.1)	—	—	100.0	N/M
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank	282.5	—	—	(100.0)	N/M
Other non-interest expenses	439.7	416.5	533.9	(5.3)	28.2
Total non-interest expense	¥3,438.5	¥3,363.3	¥3,741.4	(2.2)%	11.2%

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Non-interest expense for the fiscal year ended March 31, 2025 increased 11.2% compared to the previous fiscal year mainly due to recognition of impairment of goodwill as well as an increase in salaries and employee benefits, primarily in foreign subsidiaries, and an increase in fees and commission expenses in overseas subsidiaries.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Non-interest expense for the fiscal year ended March 31, 2024 decreased 2.2% mainly due to the absence of the previously recorded loss on valuation adjustment for loans held for sale held by MUFG Union Bank and the previously recorded impairment of goodwill, partially offset by the absence of the previously recorded reversal of impairment of assets held for sale related to the sale of MUFG Union Bank and increases in salaries and employee benefits and in fees and commission expenses.

Salaries and employee benefits
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Salaries and employee benefits for the fiscal year ended March 31, 2025 increased ¥67.1 billion compared to the previous fiscal year mainly due to the acquisitions of overseas companies by Krungsri and Mitsubishi UFJ Trust and Banking.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Salaries and employee benefits for the fiscal year ended March 31, 2024 increased ¥59.0 billion compared to the previous fiscal year mainly due to higher labor costs in growing business sectors and the impact of the depreciation of the Japanese yen against other major currencies, despite a decrease due to the sale of MUFG Union Bank.

Fees and commissions expenses

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Fees and commissions expenses for the fiscal year ended March 31, 2025 increased 9.6% compared to the previous fiscal year mainly due to an increase in administrative service fees and commissioned research expenses related to the asset management business, primarily reflecting the growth of that business, which in turn contributed to the higher fees and commissions on administration and management services for investment funds.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Fees and commissions expenses for the fiscal year ended March 31, 2024 increased 13.4% compared to the previous fiscal year mainly due to increases in fees and commissions expenses related to the loan business, the credit card business and the business alliance arrangements at our securities subsidiaries.

Impairment of goodwill
For the fiscal year ended March 31, 2025, we recognized ¥109.9 billion of impairment of goodwill relating to the First Sentier Investors reporting unit within the Asset Management & Investor Services Business Group segment. Primarily due to market volatility and a decline in the equity markets, the portfolio balance of assets under management across a number of strategies decreased, which resulted in a decrease in the reporting unit’s cash flow projections and, in turn, in an increase in the discount rate.
We also recognized ¥32.4 billion of impairment of goodwill relating to the Mandala Multifinance reporting unit within the Global Commercial Banking Business Group segment for the fiscal year ended March 31, 2025. Due largely to the weak auto markets in Indonesia, two-wheeler retail sales showed slow growth during the fiscal year, which resulted in a decrease in the reporting unit’s cash flow projections.
For the fiscal year ended March 31, 2023, we recognized ¥33.6 billion of impairment of goodwill relating to the First Sentier Investors reporting unit within the Asset Management & Investor Services Business Group segment since the cash flow forecast for the reporting unit was revised downwards because of a decrease in the balance of assets under management and a decline in equity markets.
See Note 6 to our consolidated financial statements for more information.

Loss on valuation adjustment for loans held for sale held by MUFG Union Bank
In December 2022, MUFG and MUFG Bank completed the sale of all shares of MUFG Union Bank to U.S. Bancorp pursuant to a Share Purchase Agreement, dated as of September 21, 2021, by and among MUFG, MUFG Americas Holdings and U.S. Bancorp. In connection with that transaction, we recorded loss on valuation adjustment for loans held for sale held by MUFG Union Bank for the fiscal year ended March 31, 2023. Specifically, loss on valuation adjustment for loans held for sale held by MUFG Union Bank of ¥282.5 billion was recorded for the fiscal year ended March 31, 2023 due to the valuation losses on the loans held for sale related to the transferred business of MUFG Union Bank. These valuation losses were reflected in the carrying value of net assets transferred. Since these valuation losses had no impact on the consideration for the sale of shares of MUFG Union Bank, to the extent of the decrease in the carrying amount of the loans held for sale resulting from these valuation losses, the gains on the sale of shares of MUFG Union Bank increased. For more information on fair value valuation, see Note 2 to our consolidated financial statements.

Reversal of impairment of assets held for sale
We recorded ¥134.1 billion of reversal of impairment of assets held for sale for the fiscal year ended March 31, 2023 mainly attributable to the sale of MUFG Union Bank, which was completed in December 2022. During the first half of the fiscal year ended March 31, 2023, the fair value less cost to sell exceeded the carrying value, and the impairment of assets held for sale recognized in the fiscal year ended March 31, 2022 was reversed. For more information, see Note 2 to our consolidated financial statements.

Income Tax Expense

	Fiscal years ended March 31,			% Change
	2023 (As Adjusted)	2024 (As Adjusted)	2025	2024 (As Adjusted)	2025
	(in billions, except percentages)
Income before income tax expense	¥461.3	¥1,878.2	¥1,795.6	307.1%	(4.4)%
Income tax expense	46.8	500.7	527.9	N/M	5.4%
Effective income tax rate	10.1%	26.7%	29.4%	N/A	N/A
Combined normal effective statutory tax rate	30.6%	30.6%	30.6%	N/A	N/A

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.

Reconciliation of Combined Normal Effective Statutory Tax Rate to Effective Income Tax Rate

	Fiscal years ended March 31,					Net Change (percentage points)
	2023 (As Adjusted)		2024 (As Adjusted)	2025		2024 (As Adjusted)	2025
Combined normal effective statutory tax rate	30.6%		30.6%	30.6%		—	—
Increase (decrease) in taxes resulting from:
Nondeductible expenses	1.1		0.4	0.4		(0.7)	—
Impairment of goodwill	2.2		—	2.4		(2.2)	2.4
Foreign tax credit and payments	(6.7)		0.9	0.2		7.6	(0.7)
Lower tax rates applicable to income of subsidiaries	(4.1)		(1.5)	(2.5)		2.6	(1.0)
Change in valuation allowance	(1.3)		(1.4)	0.3		(0.1)	1.7
Taxation for gain on sale of shares in subsidiary	4.8	(1)	—	—		(4.8)	—
Nontaxable dividends received	(21.1)		(4.1)	(5.3)		17.0	(1.2)
Undistributed earnings of subsidiaries	0.2		0.9	1.8		0.7	0.9
Tax and interest expense for uncertainty in income taxes	—		—	1.7		—	1.7
Tax penalty and tax refund	—		—	(2.9)	(2)	—	(2.9)
Noncontrolling interest income	0.4		0.6	0.1		0.2	(0.5)
Effect of changes in tax laws	0.9		—	1.2		(0.9)	1.2
Expiration of loss carryforward	0.2		0.1	1.4		(0.1)	1.3
Other—net	2.9		0.2	—		(2.7)	(0.2)
Effective income tax rate	10.1%		26.7%	29.4%		16.6	2.7

Notes:
(1)In March 2023, MUAH repurchased a portion of the MUAH shares held by other consolidated MUFG group companies. MUAH remains a wholly owned subsidiary of the MUFG Group. The repurchase transaction resulted in the realization of a difference between the book value of the repurchased shares for accounting and tax purposes, resulting in a ¥22.3 billion increase in income tax expense and a 4.8 percentage point increase in the effective tax rate for the fiscal year ended March 31, 2023 for MUFG on a consolidated basis. The gain and cost for the transaction was eliminated as an intercompany transaction.
(2)For the fiscal year ended March 31, 2025, MUAH recognized tax benefit of ¥52.1 billion related to an amendment of its California state tax return, resulting in a 2.9 percentage point decrease in the effective tax rate.
(3)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for each of the fiscal years ended March 31, 2023, 2024 and 2025. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
On March 31, 2025, the “Act to Partially Amend the Income Tax Act, etc.” was promulgated in Japan. Under this legislation, starting from fiscal years beginning on or after April 1, 2026, a “Special Corporate Tax for National Defense” surcharge is expected to be added to the corporate tax rate, causing an approximately 0.9% increase in the applicable normal effective statutory tax rate from 30.6% to 31.5%. The change in tax laws resulted in an increase of ¥21.0 billion in income tax expense for the fiscal year ended March 31, 2025.
Fiscal Year Ended March 31, 2025
The effective income tax rate for the fiscal year ended March 31, 2025 was 29.4%, which was 1.2 percentage points lower than the combined normal effective statutory rate of 30.6%.
This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which resulted in a decrease of ¥95.4 billion in income tax expense and a decrease of 5.3 percentage points in the effective income tax rate for the fiscal year ended March 31, 2025. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.

Another factor contributing to the lower effective income tax rate was ¥52.1 billion of tax benefit recognized by MUFG Americas Holdings relating to an amendment to its California state tax return, resulting in a 2.9 percentage point decrease in the effective tax rate.
Partially offsetting the downward impact of the foregoing factors was the impact of the impairment of goodwill relating to First Sentier Investors and Mandala Multifinance, as discussed above, which resulted in an increase of ¥42.9 billion in income tax expense and an increase of 2.4 percentage points in the effective income tax rate for the fiscal year ended March 31, 2025.

Fiscal Year Ended March 31, 2024
The effective income tax rate for the fiscal year ended March 31, 2024 was 26.7%, which was 3.9 percentage points lower than the combined normal effective statutory rate of 30.6%.
This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which resulted in a decrease of ¥77.1 billion in income tax expense and a decrease of 4.1 percentage points in the effective income tax rate for the fiscal year ended March 31, 2024. Another factor contributing to the lower effective income tax rate was the lower tax rates applicable to income of subsidiaries, which resulted in a decrease of ¥28.6 billion in income tax expense and a decrease of 1.5 percentage points in the effective income tax rate for the fiscal year ended March 31, 2024.

Fiscal Year Ended March 31, 2023
The effective income tax rate for the fiscal year ended March 31, 2023 was 10.1%, which was 20.5 percentage points lower than the combined normal effective statutory rate of 30.6%.
This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which resulted in a decrease of ¥97.2 billion in income tax expense and a decrease of 21.1 percentage points in the effective income tax rate for the fiscal year ended March 31, 2023. Another factor contributing to the lower effective income tax rate was the foreign tax credit, which resulted in a decrease of ¥30.7 billion in income tax expense and a decrease of 6.7 percentage points in the effective income tax rate for the fiscal year ended March 31, 2023.

Net income attributable to noncontrolling interests
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
We recorded ¥0.7 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2025, compared to ¥51.7 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected a decrease in net income of certain consolidated VIEs.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
We recorded ¥51.7 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2024, compared to ¥32.8 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected an increase in net income of certain consolidated VIEs.

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
Our chief operating decision maker predominantly uses operating profit (loss) for each segment in the annual budget and forecasting process. Such decision maker considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources to each segment.
Effective April 1, 2024, we made modifications to our internal management accounting rules and practices, including reorganizing the Digital Service Business Group and the Retail & Commercial Banking Business Group into the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group and changing the internal accounting rules for headquarters and other overhead expenses.
These changes had the following impact on our previously reported business segment information for the fiscal years ended March 31, 2023 and 2024:
•increasing the operating profit of the Commercial Banking & Wealth Management Business Group by ¥10.5 billion for the fiscal year ended March 31, 2023;
•reducing the operating profits of the Retail & Digital Business Group and the Asset Management & Investor Services Business Group by ¥10.5 billion and ¥0.1 billion, respectively, and increasing the operating loss of Other by ¥0.1 billion for the fiscal year ended March 31, 2023;
•reducing the operating loss of Other by ¥194.9 billion and increasing the operating profit of the Global Commercial Banking Business Group by ¥0.5 billion for the fiscal year ended March 31, 2024;
•reducing the operating profits of the Global Corporate & Investment Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥73.7 billion, ¥63.4 billion, ¥29.7 billion, ¥26.6 billion, ¥9.8 billion and ¥3.7 billion, respectively, for the fiscal year ended March 31, 2024;
•increasing the amounts of fixed assets, increase in fixed assets and depreciation of the Retail & Digital Business Group by ¥58.3 billion, ¥13.4 billion and ¥4.7 billion, of the Japanese Corporate & Investment Banking Business Group by ¥2.7 billion, ¥0.6 billion and ¥0.9 billion, of the Global Corporate & Investment Banking Business Group by ¥0.7 billion, ¥0.1 billion and ¥0.3 billion, and of the Global Markets Business Group by ¥2.5 billion, ¥0.2 billion and ¥0.2 billion, respectively, as well as increasing the amount of fixed assets of the Global Commercial Banking Business Group by ¥0.2 billion and the amount of depreciation of Other by 0.6 billion for the fiscal year ended March 31, 2023;
•reducing the amounts of fixed assets, increase in fixed assets and depreciation of the Commercial Banking & Wealth Management Business Group by ¥41.4 billion, ¥10.8 billion and ¥6.6 billion, respectively, the amounts of fixed assets and increase in fixed assets of Other by ¥22.9 billion and ¥3.4 billion, respectively, and the amount of increase in fixed assets of the Asset Management & Investor Services Business Group by ¥0.1 billion for the fiscal year ended March 31, 2023;
•increasing the amounts of fixed assets, increase in fixed assets and depreciation of the Retail & Digital Business Group by ¥57.0 billion, ¥11.2 billion and ¥8.6 billion, respectively, the amounts of fixed assets and depreciation of the Japanese Corporate & Investment Banking Business Group by ¥0.1 billion and ¥0.4 billion, respectively, the amounts of increase in fixed assets and depreciation of the Global Commercial Banking Business Group by ¥0.1 billion and ¥0.1 billion, respectively, the amount of fixed assets of the Asset Management & Investor Services Business Group by ¥0.1 billion, as well as the amounts of depreciation of the Global Corporate & Investment Banking Business Group by ¥0.2 billion and of the Global Markets Business Group by ¥0.3 billion, respectively, for the fiscal year ended March 31, 2024; and

•reducing the amounts of fixed assets, increase in fixed assets and depreciation of the Commercial Banking & Wealth Management Business Group by ¥57.1 billion, ¥11.3 billion and ¥5.6 billion, respectively, and the amount of depreciation of Other by ¥4.0 billion for the fiscal year ended March 31, 2024.
Prior period business segment information has been recast to enable comparison between the relevant amounts for the fiscal years ended March 31, 2023, 2024 and 2025.
For further information, see Note 29 to our consolidated financial statements.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri, which is included in the Global Commercial Banking Business Group, has been changed from the previous January to December period to an April to March period for consolidation purposes. Given the treatment of reporting lag changes under Japanese GAAP, there is no retrospective application of the change to the business segment information below. In connection with this change, the segment amounts prepared in accordance with Japanese GAAP for the fiscal year ended March 31, 2025, reflect Krungsri's amounts for the fifteen-month period from January 1, 2024 to March 31, 2025. For a discussion of the treatment of reporting lag changes under U.S. GAAP, see Note 1 to our consolidated financial statements.

	Customer Business
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Fiscal year ended March 31, 2023:
Net revenue	¥817.4	¥545.2	¥800.9	¥870.6	¥360.8	¥712.6	¥4,107.5	¥409.1	¥(0.8)	¥4,515.8
BK and TB(1):	312.7	369.3	645.5	35.1	105.4	532.3	2,000.3	130.8	19.5	2,150.6
Net interest income	242.5	160.2	342.5	35.7	9.4	260.7	1,051.0	710.6	93.0	1,854.6
Net fees	66.4	175.0	228.6	—	96.0	243.6	809.6	(16.6)	(56.5)	736.5
Other	3.8	34.1	74.4	(0.6)	—	28.0	139.7	(563.2)	(17.0)	(440.5)
Other than BK and TB	504.7	175.9	155.4	835.5	255.4	180.3	2,107.2	278.3	(20.3)	2,365.2
Operating expenses(2)	607.2	379.1	330.7	580.3	255.8	334.8	2,487.9	274.0	176.5	2,938.4
Operating profit (loss)	¥210.2	¥166.1	¥470.2	¥290.3	¥105.0	¥377.8	¥1,619.6	¥135.1	¥(177.3)	¥1,577.4
Fixed assets(3)	¥215.2	¥160.5	¥163.9	¥1.3	¥18.8	¥171.9	¥731.6	¥113.1	¥523.4	¥1,368.1
Increase in fixed assets(4)	¥50.4	¥31.1	¥37.7	¥0.6	¥11.5	¥23.4	¥154.7	¥23.4	¥30.8	¥208.9
Depreciation(4)	¥15.3	¥14.5	¥37.5	¥0.2	¥6.0	¥35.5	¥109.0	¥28.5	¥20.1	¥157.6
Fiscal year ended March 31, 2024:
Net revenue	¥845.0	¥626.8	¥975.6	¥684.8	¥432.3	¥847.9	¥4,412.4	¥311.0	¥29.2	¥4,752.6
BK and TB(1):	319.4	420.3	795.6	29.1	118.6	765.8	2,448.8	14.8	102.4	2,566.0
Net interest income	248.1	197.8	490.6	29.3	14.7	399.8	1,380.3	106.3	130.3	1,616.9
Net fees	67.8	189.1	234.5	—	103.8	328.3	923.5	(13.3)	(24.8)	885.4
Other	3.5	33.4	70.5	(0.2)	0.1	37.7	145.0	(78.2)	(3.1)	63.7
Other than BK and TB	525.6	206.5	180.0	655.7	313.7	82.1	1,963.6	296.2	(73.2)	2,186.6
Operating expenses(2)	628.8	408.0	369.2	382.2	311.0	419.9	2,519.1	297.4	104.7	2,921.2
Operating profit (loss)	¥216.2	¥218.8	¥606.4	¥302.6	¥121.3	¥428.0	¥1,893.3	¥13.6	¥(75.5)	¥1,831.4
Fixed assets(3)	¥243.8	¥171.5	¥169.3	¥1.6	¥21.3	¥170.9	¥778.4	¥114.3	¥502.3	¥1,395.0
Increase in fixed assets(4)	¥49.8	¥35.8	¥46.1	¥0.5	¥11.5	¥32.5	¥176.2	¥28.2	¥29.3	¥233.7
Depreciation(4)	¥23.3	¥19.0	¥42.5	¥0.3	¥9.1	¥42.3	¥136.5	¥32.8	¥12.3	¥181.6
Fiscal year ended March 31, 2025:
Net revenue	¥944.6	¥726.6	¥1,025.6	¥969.3	¥534.2	¥913.0	¥5,113.3	¥(330.6)	¥27.8	¥4,810.5
BK and TB(1):	390.8	499.0	836.1	27.0	139.3	811.8	2,704.0	(619.8)	68.6	2,152.8
Net interest income	307.4	266.4	514.4	28.0	25.8	427.6	1,569.6	100.5	86.8	1,756.9
Net fees	79.4	196.7	255.2	—	113.5	350.5	995.3	(24.8)	(16.5)	954.0
Other	4.0	35.9	66.5	(1.0)	—	33.7	139.1	(695.5)	(1.7)	(558.1)
Other than BK and TB	553.8	227.6	189.5	942.3	394.9	101.2	2,409.3	289.2	(40.8)	2,657.7
Operating expenses(2)	667.6	429.7	386.6	531.2	398.7	439.9	2,853.7	318.1	73.0	3,244.8
Operating profit (loss)	¥277.0	¥296.9	¥639.0	¥438.1	¥135.5	¥473.1	¥2,259.6	¥(648.7)	¥(45.2)	¥1,565.7
Fixed assets(3)	¥267.5	¥187.8	¥171.7	¥2.1	¥23.1	¥160.9	¥813.1	¥87.8	¥482.3	¥1,383.2
Increase in fixed assets(4)	¥50.3	¥37.2	¥45.0	¥0.6	¥7.7	¥26.5	¥167.3	¥25.5	¥39.6	¥232.4
Depreciation(4)	¥33.0	¥21.0	¥42.2	¥0.3	¥7.6	¥39.1	¥143.2	¥30.3	¥13.0	¥186.5

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Operating expenses primarily includes salaries and employee benefits, outsourcing expenses, and amortization of intangible assets.

(3)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,210.2 billion as of March 31, 2023, ¥1,505.4 billion as of March 31, 2024 and ¥1,732.5 billion as of March 31, 2025, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(4)These amounts are related to the fixed assets of BK and TB included in the table above.

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Retail & Digital Business Group—Covers the businesses of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank with individual customers (excluding wealth management customers) and corporate customers in Japan through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement and consumer financing products and services.
Operating profit increased mainly due to higher net interest income driven by increasing Japanese yen interest rates as well as higher net revenue from the consumer finance business reflecting the increased retail lending volume, although operating expenses increased primarily due to higher expenses associated with system development and customer promotion.
Commercial Banking & Wealth Management Business Group—Covers small and medium sized enterprise clients and wealth management clients in Japan, offering an extensive array of commercial banking, trust banking and securities products and services. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to domestic and foreign exchange settlement services and wealth management solutions, including asset management, asset and business succession transfer and real estate services.
Operating profit increased mainly due to overall growth in net revenue from across various products and services, including higher net interest income driven by increasing Japanese yen interest rates, higher derivative income benefiting from heightened market volatility, and higher wealth management income generated by higher assets under management and greater customer interest in equity market investments.
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
Operating profit increased mainly due to higher interest income from lending and deposit-taking operations driven in part by rising Japanese yen interest rates as well as an increase in fee income generated from the solutions and M&A businesses.
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
Operating profit increased mainly due to the impact of Krungsri's operating profits for the extra three months being reflected in, and accounting for approximately 15% of, the business group's total operating profit for the fiscal year ended March 31, 2025 in accordance with applicable accounting treatment under Japanese GAAP, as described above, as well as the impact of Krungsri's acquisition of overseas companies, partially offset by an increase in credit costs. Bank Danamon's increased credit costs also negatively affected the business group's total operating profit, although the bank's interest income, credit-related fees and treasury income improved. Operating expenses increased primarily due to the impact of Krungsri's acquisition of overseas companies and the impact of Krungsri's operating expenses for the extra three months being reflected in the business group’s total operating expenses for the fiscal year ended March 31, 2025 in accordance with applicable accounting treatment under Japanese GAAP, as described above.
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

Operating profit increased primarily due to the growth of the assets under management of business group as there has been growing customer interest in securities market investments, net inflows of ETFs in Japan, and expanded bundle services in the investor services business, although operating expenses increased primarily due to the acquisition of Link Administration Holdings by Mitsubishi UFJ Trust and Banking and an increase in personnel expenses overseas.
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
Operating profit increased mainly due to higher net interest income, reflecting the positive impact of our balance sheet optimization strategy, and increased deposit income in the APAC region as well as increased fees and commissions income across all regions.
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
Operating loss for the fiscal year ended March 31, 2025 mainly reflected the impact of the rebalancing of our bond portfolio designed and implemented to enhance the MUFG Group's future profitability, while net revenues from the sales and trading business, including foreign exchange flow transactions and fixed income operations, remained relatively stable for the fiscal year ended March 31, 2025, compared to the previous fiscal year.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Retail & Digital Business Group
Operating profit increased mainly due to increases in the consumer finance balance and credit card settlement volume in the midst of economic recovery from the COVID-19 pandemic as well as higher net interest income from non-JPY deposits reflecting higher interest rates.
Commercial Banking & Wealth Management Business Group
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
Global Commercial Banking Business Group
Operating profit increased mainly due to an increase in net interest income in Krungsri and Bank Danamon reflecting higher interest rates and improved deposit and lending spreads as well as loan balance growth and the impact of company acquisitions by Krungsri, partially offset by the impact of the sale of MUFG Union Bank.
Asset Management & Investor Services Business Group
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
Global Markets Business Group
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

	Fiscal years ended March 31,			% Change
	2023 (As Adjusted)	2024 (As Adjusted)	2025	2024 (As Adjusted)	2025
	(in billions, except percentages)
Total revenue (interest income and non-interest income):
Domestic	¥2,618.0	¥3,824.2	¥2,905.9	46.1%	(24.0)%
Foreign:
United States of America	1,317.9	2,578.5	3,180.0	95.7	23.3
Europe	172.6	599.0	1,321.4	247.0	120.6
Asia/Oceania excluding Japan	1,524.9	2,079.9	2,173.5	36.4	4.5
Other areas(1)	507.8	951.1	1,255.3	87.3	32.0
Total foreign	3,523.2	6,208.5	7,930.2	76.2	27.7
Total	¥6,141.2	¥10,032.7	¥10,836.1	63.4%	8.0%
Income (loss) before income tax expense (benefit):
Domestic	¥543.6	¥1,128.3	¥(109.8)	107.6%	(109.7)%
Foreign:
United States of America	(304.1)	368.4	1,037.9	221.1	181.8
Europe	(197.8)	(93.4)	307.2	52.8	N/M
Asia/Oceania excluding Japan	211.0	230.5	134.7	9.2	(41.6)
Other areas(1)	208.6	244.4	425.5	17.2	74.1
Total foreign	(82.3)	749.9	1,905.3	N/M	154.1
Total	¥461.3	¥1,878.2	¥1,795.5	307.1%	(4.4)%
Net income (loss) attributable to Mitsubishi UFJ Financial Group:
Domestic	¥613.6	¥930.0	¥(343.7)	51.6%	(137.0)%
Foreign:
United States of America	(123.4)	456.8	903.2	N/M	97.7
Europe	(244.2)	(239.8)	219.4	1.8	191.5
Asia/Oceania excluding Japan	22.6	(77.7)	115.8	N/M	249.1
Other areas(1)	113.2	256.6	372.2	126.6	45.1
Total foreign	(231.8)	395.9	1,610.6	270.8	306.9
Total	¥381.8	¥1,325.9	¥1,266.9	247.3%	(4.4)%

Notes:
(1)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2024.
Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Domestic net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2025 was ¥343.7 billion compared to net income of ¥930.0 billion for the fiscal year ended March 31, 2024. This negative change was primarily due to a decrease in non-interest income, which primarily resulted from net losses from marketable equity securities reflecting lower stock prices, and an increase in non-interest expenses, which primarily resulted from recognition of impairment of goodwill related to First Sentier Investors and Mandala Multifinance.
Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2025 was ¥1,610.6 billion compared to net income of ¥395.9 billion for the fiscal year ended March 31, 2024. This improvement was mainly due to increases in equity in earnings of equity method investees and net trading account profits particularly in the United States. The improvement in Asia/Oceania excluding Japan to net income for the fiscal year ended March 31, 2025 from net loss for the fiscal year ended March 31, 2024 mainly reflected the impact of a decrease in income tax expense. Net income was recorded f or Europe for the fiscal year ended March 31, 2025 compared to net loss for the previous fiscal year primarily because of improvements in trading account profits and losses and in net interest income.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Domestic net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2024 was ¥930.0 billion compared to net income of ¥613.6 billion for the fiscal year ended March 31, 2023. This improvement was primarily due to an increase in non-interest income resulting from net gains from marketable equity securities reflecting higher stock prices.
Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2024 was ¥395.9 billion compared to net loss of ¥231.8 billion for the fiscal year ended March 31, 2023. This improvement was mainly due to increases in net interest income and fees and commissions income particularly in the United States. Net loss for Asia/Oceania excluding Japan for the fiscal year ended March 31, 2024 was mainly due to an increase in income tax expense. Net loss was recorded for Europe for each of the fiscal years ended March 31, 2023 and 2024 primarily because of net trading account losses, primarily reflecting net losses on trading account securities under the fair value option.
Effect of Change in Exchange Rates on Foreign Currency Translation
Fiscal Year Ended March 31, 2025
The average exchange rate for the fiscal year ended March 31, 2025 was ¥152.58 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥144.62 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2024 was ¥151.58 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2023 of ¥140.56 per US$1.00.
The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by ¥472.5 billion, net interest income by ¥165.8 billion and income before income taxes by ¥110.3 billion, respectively, for the fiscal year ended March 31, 2025.
Foreign currency translation adjustments of ¥365.6 billion were recognized in our consolidated statement of comprehensive income for the fiscal year ended March 31, 2025. The adjustments are mainly due to the depreciation of the Japanese yen against other major currencies adopted by our foreign subsidiaries and equity method investments as their respective functional currencies. The following table sets forth the functional currencies and the related foreign currency translation adjustments for the fiscal year ended March 31, 2025:

Functional Currencies of foreign subsidiaries and equity method investments	Fiscal year ended March 31, 2025
(in billions)
United States Dollar	¥224.1
Thai Baht	71.7
Indonesian Rupiah	39.6
Great Britain Pound	34.2
Malaysian Ringgit	7.9
Vietnamese Dong	7.2
Other	(19.1)
Total	¥365.6
The foreign currency translation adjustments primarily resulted from the conversion of financial statements of our foreign subsidiaries and equity method investees that have a US dollar functional currency and a Thai Baht functional currency. The effects of conversion of these US dollar-based financial statements were ¥224.1 billion and were mainly attributable to those relating to MUFG Americas Holdings, which were ¥205.6 billion. The effects of conversion of these Thai Baht-based financial statements were ¥71.7 billion and were mainly attributable to those relating to Krungsri, which were ¥70.6 billion. For MUFG Americas Holdings, the exchange rate for the conversion of its US dollar-based balance sheet items is the rate as of December 31. The fiscal year end of MUFG Americas Holdings is December 31 and has been treated as coterminous with MUFG’s fiscal year end with a three-month lag period. For Krungsri, the exchange rate for the conversion of its Thai Baht-based balance sheet items is the rate as of March 31. The Japanese yen appreciated from ¥141.83 per US$1.00 as of December 31, 2023, and ¥4.16 per Thai Baht as of March 31, 2024, to ¥158.18 per US$1.00 as of December 31, 2024, and ¥4.40 per Thai Baht as of March 31, 2025, respectively.

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
The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by ¥473.4 billion, net interest income by ¥190.4 billion and income before income taxes by ¥115.3 billion, respectively, for the fiscal year ended March 31, 2024.
Foreign currency translation adjustments of ¥1,080.2 billion were recognized in our consolidated statement of comprehensive income for the fiscal year ended March 31, 2024. The adjustments are mainly due to the depreciation of the Japanese yen against other major currencies adopted by our foreign subsidiaries and equity method investments as their respective functional currencies. The following table sets forth the functional currencies and the related foreign currency translation adjustments for the fiscal year ended March 31, 2024:

Functional Currencies of foreign subsidiaries and equity method investments	Fiscal year ended March 31, 2024 (As Adjusted)(1)
(in billions)
United States Dollar	¥749.6
Thai Baht	91.8
Chinese Yuan	50.0
Great Britain Pound	47.9
Australian Dollar	42.2
Indonesian Rupiah	38.0
Other	60.7
Total	¥1,080.2

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2024.
The foreign currency translation adjustments primarily resulted from the conversion of financial statements of our foreign subsidiaries and equity method investees that have a US dollar functional currency and a Thai Baht functional currency. The effects of conversion of these US dollar-based financial statements were ¥749.6 billion and were mainly attributable to those relating to Morgan Stanley and BTMU Liquidity Reserve Investment 3 Limited, which were ¥265.3 billion and ¥131.3 billion, respectively. The effects of conversion of these Thai Baht-based financial statements were ¥91.8 billion and were mainly attributable to those relating to Krungsri, which were ¥90.5 billion. For Morgan Stanley, BTMU Liquidity Reserve Investment 3 Limited and Krunsgri, the exchange rates for the conversion of their respective functional currency-based balance sheet items are those as of March 31. The Japanese yen depreciated from ¥133.53 per US$1.00 and ¥3.84 per Thai Baht as of March 31, 2023, to ¥151.41 per US$1.00 and ¥4.11 per Thai Baht as of March 31, 2024, respectively.
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
Foreign currency translation adjustments of ¥806.9 billion were recognized in our consolidated statement of comprehensive income for the fiscal year ended March 31, 2023. The adjustments are mainly due to the depreciation of the Japanese yen against other major currencies adopted by our foreign subsidiaries and equity method investments as their respective functional currencies. The following table sets forth the functional currencies and the related foreign currency translation adjustments for the fiscal year ended March 31, 2023:

Functional Currencies of foreign subsidiaries and equity method investments	Fiscal year ended March 31, 2023 (As Adjusted)(1)
(in billions)
United States Dollar	¥610.1
Thai Baht	75.3
Australian Dollar	26.1
Indonesian Rupiah	22.2
Great Britain Pound	21.5
Eurocurrency	12.8
Other	38.9
Total	¥806.9

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2023.
The foreign currency translation adjustments primarily resulted from the conversion of financial statements of our foreign subsidiaries and equity method investees that have a US dollar functional currency and a Thai Baht functional currency. The effects of conversion of these US dollar-based financial statements were ¥610.1 billion and were mainly attributable to those relating to MUFG Americas Holdings and Morgan Stanley, which were ¥292.9 billion and ¥147.2 billion, respectively. The effects of conversion of these Thai Baht-based financial statements were ¥116.1 billion and were mainly attributable to those relating to Krungsri, which were ¥115.9 billion. For MUFG Americas Holdings and Morgan Stanley, the exchange rates for the conversion of their US dollar-based balance sheet items are those as of December 31 and March 31, respectively, and for Krungsri, the exchange rate for conversion of its Thai Baht-based balance sheet items is that as of March 31. The fiscal year end of MUFG Americas Holdings is December 31 and has been treated as coterminous with MUFG’s fiscal year end with a three-month lag period. The Japanese yen depreciated from ¥115.02 per US$1.00 as of December 31, 2021, ¥122.39 per US$1.00 as of March 31, 2022, and ¥3.68 per Thai Baht as of March 31, 2022, to ¥132.70 per US$1.00 as of December 31, 2022, ¥133.53 per US$1.00 as of March 31, 2023, and ¥3.91 per Thai Baht as of March 31, 2023, respectively.
B.Liquidity and Capital Resources
Financial Condition
Our total assets and total liabilities as of March 31, 2025 were ¥405,940.2 billion and ¥386,690.5 billion, respectively, compared to ¥397,820.6 billion and ¥379,303.5 billion, respectively, as of March 31, 2024.
For information on our off-balance sheet arrangements, see Note 24 to our consolidated financial statements, and for information on our contractual obligations, see Notes 10 and 12 to our consolidated financial statements.
Total Assets
Our total assets as of March 31, 2025 were ¥405,940.2 billion, an increase of ¥8,119.6 billion from ¥397,820.6 billion as of March 31, 2024. Domestic assets increased ¥4,214.2 billion mainly due to an increase in interest earning deposits held in other banks by our subsidiary bank in Japan. The increase in total foreign assets was ¥3,905.4 billion, which was mainly due to a ¥5,080.4 billion increase in the United States and a ¥74.7 billion increase in Europe, partially offset by a ¥930.0 billion decrease in Asia/Oceania excluding Japan. The increase in the United States primarily reflected an increase in trading account assets at our subsidiary bank, and the increase in Europe primarily reflected an increase in receivables under resale agreements at our securities subsidiary. The decrease in Asia/Oceania excluding Japan mainly resulted from reductions in receivables under resale agreements at some branches of our subsidiary bank and securities subsidiary.

	As of March 31,
	2024 (As Adjusted)	2025	% Change
	(in billions, except percentages)
Japan	¥257,518.3	¥261,732.5	1.6%
Foreign(1):
United States	61,312.7	66,393.1	8.3
Europe	23,578.1	23,652.8	0.3
Asia/Oceania excluding Japan	39,486.3	38,556.3	(2.4)
Other areas(2)	15,925.2	15,605.5	(2.0)
Total foreign	140,302.3	144,207.7	2.8
Total	¥397,820.6	¥405,940.2	2.0%

Notes:
(1)Foreign assets are denominated primarily in the U.S. dollar. Geographic regions are based principally on the domicile of the obligors.
(2)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(3)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2024.
Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses, by class. We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, Krungsri, and Other based on the grouping to determine the allowance for credit losses. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk. The Domestic Commercial segment includes commercial loans to borrowers in Japan, and the Foreign Commercial segment includes commercial loans other than those included in the Domestic Commercial, Krungsri and Other segments. The Residential segment includes housing loans to borrowers in Japan, and the Card segment includes consumer loans to borrowers in Japan. The Krungsri segment includes loans held by Krungsri and its subsidiaries. The Other segment mainly consists of Bank Danamon.

	As of March 31,
	2024 (As Adjusted)	2025	% Change
	(in billions, except percentages)
Commercial
Domestic	¥57,498.3	¥61,669.4	7.3%
Foreign	47,353.2	46,247.8	(2.3)
Residential	12,497.4	12,561.8	0.5
Card	484.9	498.7	2.9
Krungsri	8,805.1	8,846.9	0.5
Other	1,758.1	2,056.7	17.0
Total(1)	128,397.0	131,881.3	2.7
Unearned income, unamortized premium—net and deferred loan fees—net	(486.7)	(442.8)	9.0
Total(1)	¥127,910.3	¥131,438.5	2.8%

Notes:
(1)The above table includes loans held for sale of ¥971.5 billion and ¥887.3 billion as of March 31, 2024 and 2025, respectively, which are carried at the lower of cost or fair value.
(2)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2024.

As of March 31, 2025, our total loan balance increased 2.8% compared to March 31 2024, and our total loans accounted for 32.4% of total assets as of March 31, 2025, compared to 32.2% as of March 31, 2024. Our domestic commercial loan balance increased mainly due to an increase in loans to the Japanese government, while the lower foreign commercial loan balance primarily reflected the decease in the loan balance in United States. As of March 31, 2025, loans, off-balance sheet credit instruments and due from banks held in relation to borrowers and counterparties that are subject to Russia country risk monitoring in accordance with our internal credit management policy amounted to approximately ¥0.13 trillion on a gross basis before taking into account any allowances.
Credit quality indicator

	As of March 31,
	2024 (As Adjusted)	2025	% Change
	(in billions, except percentages)(2)
Commercial	¥103,897.9	¥107,029.9	3.0%
Domestic	57,385.8	61,538.5	7.2
Normal	55,658.4	60,011.9	7.8
Close Watch	1,507.8	1,300.9	(13.7)
Likely to become Bankrupt or Legally/Virtually Bankrupt	219.6	225.7	2.8
Foreign	46,512.1	45,491.4	(2.2)
Normal	45,254.2	44,447.9	(1.8)
Close Watch	1,048.9	827.7	(21.1)
Likely to become Bankrupt or Legally/Virtually Bankrupt	209.0	215.8	3.3
Residential	¥12,497.4	¥12,561.8	0.5%
Accrual	12,456.9	12,526.3	0.6
Nonaccrual	40.5	35.5	(12.5)
Card	¥484.9	¥498.7	2.9%
Accrual	412.3	421.2	2.2
Nonaccrual	72.6	77.5	6.9
Krungsri	¥8,787.2	¥8,846.9	0.7%
Performing	7,815.9	7,675.9	(1.8)
Under-Performing	712.8	843.4	18.3
Non-Performing	258.5	327.6	26.7
Other	¥1,758.1	¥2,056.7	17.0%
Accrual	1,724.3	2,024.2	17.4
Nonaccrual	33.8	32.5	(3.8)

Notes:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2024.
(2)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
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
For the Commercial, Residential, Card and Krungsri segments, credit quality indicators are based on information as of March 31. For the Other segment, credit quality indicators are generally based on information as of December 31.

Allowance for credit losses

Fiscal year ended March 31, 2024 (As adjusted):	Commercial	Residential	Card	Krungsri(4)	Other(4)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥719.6	¥59.8	¥42.4	¥364.6	¥93.1	¥1,279.5
Provision for(reversal of) credit losses	66.2	(1.5)	21.9	138.4	33.8	258.8
Charge-offs	72.8	1.3	21.0	180.7	38.6	314.4
Recoveries collected	14.5	0.0	0.7	32.9	17.2	65.3
Net charge-offs	58.3	1.3	20.3	147.8	21.4	249.1
Other(2)(3)	18.0	—	(7.6)	50.0	7.4	67.8
Balance at end of fiscal year	¥745.5	¥57.0	¥36.4	¥405.2	¥112.9	¥1,357.0

Fiscal year ended March 31, 2025:	Commercial	Residential	Card	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥745.5	¥57.0	¥36.4	¥405.2	¥112.9	¥1,357.0
Provision for (reversal of) credit losses	(93.1)	(6.7)	25.6	156.6	39.4	121.8
Charge-offs	55.9	0.6	22.0	199.6	59.0	337.1
Recoveries collected	13.2	0.0	0.9	40.3	16.4	70.8
Net charge-offs	42.7	0.6	21.1	159.3	42.6	266.3
Other(2)	1.9	—	—	21.4	7.3	30.6
Balance at end of fiscal year	¥611.6	¥49.7	¥40.9	¥423.9	¥117.0	¥1,243.1

Notes:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2024.
(2)Other is principally comprised of gains or losses from foreign exchange translation.
(3)For the fiscal year ended March 31, 2024, Other includes the impact of the changes in accounting principle relating to the recognition and measurement of troubled debt restructurings, which was adopted on April 1, 2023. The total impact across all segments was negative of ¥18.9 billion. See “—Allowance policy” below as well as Notes 1 and 4 to our consolidated financial statements.
(4)For the fiscal year ended March 31, 2024, the Krungsri and Other segments include the initial allowance for credit losses for the loans purchased with credit deterioration of ¥20.1 billion and ¥2.1 billion, respectively.
We recorded ¥121.8 billion of provision for credit losses for the fiscal year ended March 31, 2025, compared to ¥258.8 billion of provision for credit losses for the previous fiscal year. Our total allowance for credit losses as of March 31, 2025 was ¥1,243.1 billion, a decrease of ¥113.9 billion from ¥1,357.0 billion as of March 31, 2024. The total allowance for credit losses represented 0.95% of the total loan balance as of March 31, 2025, compared to 1.06% as of March 31, 2024.
Provision for credit losses for the fiscal year ended March 31, 2025 decreased ¥137.0 billion compared to the previous fiscal year mainly due to the reversal of credit losses related to a large borrower in the domestic manufacturing industry. Meanwhile, provision for credit losses for the Krungsri segment increased mainly due to increases in non-performing loans and under-performing loans in the auto finance portfolio and in the small and medium-sized enterprise loan portfolio of Krungsri and its subsidiaries.
Significant trends in our portfolio segments are discussed below.
Commercial segment—We recorded ¥93.1 billion of reversal of credit losses for the fiscal year ended March 31, 2025, compared to ¥66.2 billion of provision for credit losses for the previous fiscal year. The reversal of credit losses for the fiscal year ended March 31, 2025 was primarily related to a large borrower in the domestic manufacturing industry. In addition, our qualitative reserve recorded in light of the current outlook on the Russia-Ukraine situation decreased to ¥29.3 billion as of March 31, 2025 from ¥61.8 billion as of March 31, 2024. The ratio of loans classified as Close Watch to total loans in the segment decreased to 1.99% as of March 31, 2025 from 2.46% as of March 31, 2024. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment remained unchanged at 0.41% between March 31, 2024 and 2025. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 0.57% as of March 31, 2025 from 0.72% as of March 31, 2024.

Krungsri segment—We recorded ¥156.6 billion of provision for credit losses for the fiscal year ended March 31, 2025, compared to ¥138.4 billion of provision for credit losses for the previous fiscal year. The provision for credit losses in this segment for the fiscal year ended March 31, 2025 mainly related to increases in non-performing loans and under-performing loans in the auto finance loan portfolio and in the small and medium-sized enterprise loan portfolio of Krungsri and its subsidiaries, mainly reflecting high household debt levels. The ratio of loans classified as Under-Performing or below to total loans in the segment increased to 13.24% as of March 31, 2025 from 11.05% as of March 31, 2024. The ratio of allowance for credit losses to the total loan balance in this segment increased to 4.79% as of March 31, 2025 from 4.61% as of March 31, 2024.
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
Effective April 1, 2023, we adopted new guidance on measurement of credit losses on financial instruments for loan modifications made to borrowers experiencing financial difficulty. Under the new guidance, we measure allowance for modified loans primarily using a discounted cash flow methodology that utilizes a discount rate based on the post-modification contractual interest rate, except for modified loans in the Card segment, for which allowance is measured using the collectively-assessed allowance methodology. See Notes 1 and 4 to our consolidated financial statements for further information on the new guidance and also for information on loan modifications made to borrowers experiencing financial difficulty.

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
The allowance for credit losses on off-balance sheet credit instruments was ¥178.1 billion as of March 31, 2025, a decrease of ¥0.2 billion from ¥178.3 billion as of March 31, 2024.
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

	As of March 31,
	2024 (As Adjusted)	2025	% Change
	(in billions, except percentages)
Commercial	¥520.6	¥503.2	(3.4)%
Domestic	295.0	279.5	(5.3)
Foreign	225.6	223.7	(0.8)
Residential	41.1	35.9	(12.7)
Card	72.6	77.5	6.9
Krungsri	258.5	327.6	26.7
Other	33.8	32.5	(3.8)
Total(1)	¥926.6	¥976.7	5.4%

Notes:
(1)The above table does not include loans held for sale of ¥396.3 billion and ¥20.3 billion as of March 31, 2024 and 2025, respectively.
(2)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2024.
Total nonaccrual loans increased ¥50.1 billion between March 31, 2024 and March 31, 2025, primarily due to an increase in the balance of nonaccrual loans in the Krungsri segment. The increase in nonaccrual loans in the Krungsri segment was mainly due to increases in non-performing loans in the auto finance loan portfolio and in the small and medium-sized enterprise loan portfolio of Krungsri and its subsidiaries, mainly reflecting high household debt levels.
Investment Portfolio
Our total investment securities decreased 6.5% to ¥58,318.5 billion as of March 31, 2025, compared to March 31, 2024. Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 37.9% as of March 31, 2025, compared to 37.1% as of March 31, 2024. We sold a portion of our available-for-sale Japanese government bonds and Japanese prefectural and municipal bonds in our investment securities portfolio with unrealized losses. In addition, our holding of Japanese government bonds that are classified as held-to-maturity debt securities decreased between March 31, 2024 and March 31, 2025, accounting for 24.6% of our total investment securities as of March 31, 2025, compared to 24.3% as of March 31, 2024.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2024 and 2025, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2024, we announced that we increased our target to reduce the balance of equity securities held for strategic purposes valued on an acquisition cost basis under Japanese GAAP to ¥700.0 billion within the three years ending March 31, 2027. For the fiscal year ending March 31, 2025, we sold down an aggregate of approximately ¥276.0 billion of equity securities held in our strategic equity investment portfolio on the same acquisition cost basis. Various factors, including changes in market conditions, may affect the amount of equity securities we should sell and our ability to achieve the target as planned. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio."
Debt Securities

	As of March 31,
	2024 (As Adjusted)				2025			% Change
	Amortized cost	Fair value		Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,287.7	¥23,167.4		¥(120.3)	¥22,314.1	¥22,083.9	¥(230.2)	(4.2)%	(4.7)%	(91.4)%
Japanese prefectural and municipal bonds	1,055.6	1,046.0		(9.6)	319.8	310.0	(9.8)	(69.7)	(70.4)	(2.1)
Foreign government and official institution bonds	3,428.2	3,302.5		(125.7)	4,149.4	4,078.5	(70.9)	21.0	23.5	43.5
Corporate bonds	1,019.8	1,026.5		6.7	905.2	903.9	(1.3)	(11.2)	(11.9)	(119.8)
Mortgage-backed securities	1,229.6	1,229.5		(0.1)	1,121.8	1,122.0	0.2	(8.8)	(8.7)	N/M
Asset-backed securities	1,239.8	1,247.1		7.3	1,405.9	1,412.2	6.3	13.4	13.2	(14.7)
Other debt securities	407.9	403.9		(4.0)	502.4	502.6	0.2	23.2	24.4	105.0
Total available-for-sale debt securities	¥31,668.6	¥31,422.9		¥(245.7)	¥30,718.6	¥30,413.1	¥(305.5)	(3.0)%	(3.2)%	(24.3)%
Held-to-maturity debt securities
Japanese national government and Japanese government agency bonds	¥15,191.7	¥15,098.9	—	¥(92.8)	¥14,354.4	¥13,959.2	¥(395.2)	(5.5)%	(7.5)%	(325.6)%
Japanese prefectural and municipal bonds	1,999.2	1,984.9	—	(14.3)	2,545.6	2,452.5	(93.1)	27.3	23.6	N/M
Corporate bonds	119.5	119.4	—	(0.1)	214.9	211.3	(3.6)	79.9	77.0	N/M
Mortgage-backed securities	4,952.1	4,775.7	—	(176.4)	4,690.3	4,553.0	(137.3)	(5.3)	(4.7)	22.2
Asset-backed securities	2,581.5	2,578.6	—	(2.9)	1,466.9	1,470.9	4.0	(43.2)	(43.0)	241.8
Total held-to-maturity debt securities	¥24,844.0	¥24,557.5		¥(286.5)	¥23,272.2	¥22,647.0	¥(625.2)	(6.3)%	(7.8)%	(118.3)%

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2024.
Net unrealized losses on available-for-sale debt securities increased 24.3% for the fiscal year ended March 31, 2025, compared to the previous fiscal year primarily due to increases in net unrealized losses on Japanese national government and Japanese government agency bonds. Net unrealized losses on Japanese national government and Japanese government agency bonds increased because their fair value declined as a result of rising interest rates in Japan. Net unrealized losses on available-for-sale foreign government and official institution bonds improved primarily as a result of our rebalancing the bond portfolio.
The amortized cost of available-for-sale debt securities decreased 3.0% between March 31, 2024 and 2025 mainly due to a 4.2% decrease in Japanese national government and Japanese government agency bonds and a 69.7% decrease in Japanese prefectural and municipal bonds because we sold down these bonds in the rising interest rate environment in Japan.
The amortized cost of held-to-maturity debt securities decreased 6.3% between March 31, 2024 and 2025 mainly due to decreases in Japanese national government and Japanese government agency bonds as well as in asset-backed securities. The increase in net unrealized losses on Japanese national government and Japanese government agency bonds reflected the decline in their fair value as a result of rising interest rates in Japan.
Equity Securities

	As of March 31,
	2024 (As Adjusted)	2025	% Change
	(in billions, except percentages)
Equity securities:
Marketable equity securities	¥5,470.8	¥3,832.0	(30.0)%
Nonmarketable equity securities(1)	661.6	801.2	21.1
Total	¥6,132.4	¥4,633.2	(24.4)%

Notes:
(1)These securities are equity securities, including unlisted common stocks and preferred shares, issued by both listed companies and unlisted companies, and carried at cost, except for those held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and measured at fair value, which are ¥87.8 billion and ¥100.8 billion at March 31, 2024 and March 31, 2025, respectively.
(2)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2024.
Equity securities decreased 24.4% mainly because marketable equity securities decreased due to the decline in Japanese stock prices at the end of March 2025 compared to the end of March 2024 and sales of such securities during the fiscal year ended March 31, 2025. Marketable equity securities largely consist of listed equity securities in Japan.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks increased ¥174.6 billion to ¥4,591.2 billion as of March 31, 2025 from ¥4,416.6 billion as of March 31, 2024. The increase reflected increases in both domestic and foreign deposits.
Interest-earning deposits in other banks decreased ¥995.1 billion to ¥104,706.9 billion as of March 31, 2025 from ¥105,702.0 billion as of March 31, 2024. The decrease reflected decreases in both domestic and foreign deposits.
Receivables under Resale Agreements
Receivables under resale agreements decreased ¥42.2 billion to ¥18,781.7 billion as of March 31, 2025 from ¥18,823.9 billion as of March 31, 2024. This decrease was mainly because of a decrease in short-term funding transactions as part of our asset and liability management.
Receivables under Securities Borrowing Transactions
Receivables under securities borrowing transactions increased ¥699.8 billion to ¥5,700.6 billion as of March 31, 2025 from ¥5,000.8 billion as of March 31, 2024. This increase was mainly due to increases in collateral deposited for funding in our domestic banking and securities subsidiaries.
Trading Account Assets
Trading account assets increased ¥9,647.7 billion to ¥59,417.1 billion as of March 31, 2025 from ¥49,769.4 billion as of March 31, 2024. Trading account assets mainly consist of trading account securities and trading derivative assets. Trading account securities increased ¥4,258.2 billion to ¥38,654.8 billion as of March 31, 2025 from ¥34,396.6 billion as of March 31, 2024 mainly because of increased transaction volumes in our securities subsidiaries. Trading derivative assets increased ¥5,392.7 billion to ¥20,733.9 billion as of March 31, 2025 from ¥15,341.2 billion as of March 31, 2024 mainly because of increased transaction volumes in our securities subsidiaries.
Total Liabilities
As of March 31, 2025, total liabilities were ¥386,690.5 billion, an increase of ¥7,387.0 billion from ¥379,303.5 billion as of March 31, 2024. This was primarily due to a ¥13,495.0 billion increase in other short-term borrowings, a ¥7,973.3 billion increase in p ayables under repurchase agreements, and a ¥4,923.4 billion increase in trading account liabilities, substantially offset by a ¥18,990.4 billion decrease in long-term debt.
Deposits
Deposits are our primary source of funds. The total balance of deposits increased ¥2,279.0 billion to ¥249,415.0 billion as of March 31, 2025 from ¥247,136.0 billion as of March 31, 2024. The increase was mainly because of an increase in foreign interest-bearing deposits, including such deposits in the United States and other regions, both on a local currency basis and as translated into Japanese yen.
The total average balance of interest-bearing deposits increased ¥6,625.7 billion to ¥211,602.0 billion for the fiscal year ended March 31, 2025 from ¥204,976.3 billion for the fiscal year ended March 31, 2024. The increase was mainly because of an increase in foreign interest-bearing deposits, including such deposits in the United States and other regions, both on a local currency basis and as translated into Japanese yen.
Payables under Repurchase Agreements
Payables under repurchase agreements increased ¥7,973.3 billion to ¥43,663.8 billion as of March 31, 2025 from ¥35,690.5 billion as of March 31, 2024. This increase was mainly because of an increase in our short-term funding needs.
Other Short-Term Borrowings
Other short-term borrowings increased ¥13,495.0 billion to ¥24,636.9 billion as of March 31, 2025 from ¥11,141.9 billion as of March 31, 2024. This increase was mainly due to an increase in borrowings from the Bank of Japan.
Trading Account Liabilities
Trading account liabilities increased ¥4,923.4 billion to ¥21,502.9 billion as of March 31, 2025 from ¥16,579.5 billion as of March 31, 2024. This increase was mainly due to the impact of unrealized losses on interest swaps in our securities subsidiaries.
Long-term Debt
Long-term debt decreased ¥18,990.4 billion to ¥21,022.4 billion as of March 31, 2025 from ¥40,012.8 billion as of March 31, 2024. This decrease was primarily due to a decrease in borrowings from the Bank of Japan as a result of maturity repayment.
The average balance of long-term debt for the fiscal year ended March 31, 2025 was ¥28,997.6 billion, a decrease of ¥10,079.7 billion from ¥39,077.3 billion for the previous fiscal year.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥249,398.9 billion for the fiscal year ended March 31, 2025 from ¥243,322.9 billion for the fiscal year ended March 31, 2024. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits combined with our average total equity of ¥19,929.9 billion, funded 64.8% of our average total assets of ¥415,941.4 billion during the fiscal year ended March 31, 2025. Our deposits exceeded our loans before allowance for credit losses by ¥117,976.5 billion as of March 31, 2025 compared to ¥119,225.7 billion as of March 31, 2024. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings for the fiscal year ended March 31, 2025 was ¥63,304.2 billion. The average balance of long-term debt for the fiscal year ended March 31, 2025 was ¥28,997.6 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

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

Total Equity

	As of March 31,		% Change
	2024 (As Adjusted)	2025	2025
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	—%
Capital surplus	4,635.9	4,300.0	(7.2)
Retained earnings	9,326.0	10,060.9	7.9
Retained earnings appropriated for legal reserve	239.6	239.6	—
Unappropriated retained earnings	9,086.4	9,821.3	8.1
Accumulated other comprehensive income, net of taxes	2,237.6	2,561.2	14.5
Treasury stock, at cost	(614.1)	(726.9)	(18.4)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥17,675.7	¥18,285.5	3.4
Noncontrolling interests	841.4	964.2	14.6
Total equity	¥18,517.1	¥19,249.7	4.0%
Ratio of total equity to total assets	4.65%	4.74%

Note:
(1)See Note 1 to our consolidated financial statements for information regarding the adjustments to our consolidated financial statements as of and for the fiscal year ended March 31, 2024.
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
As of March 31, 2025, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
For information on the issuances of Additional Tier 1 and Tier 2 securities, see also “—Recent Developments—Issuances of Basel III-Compliant Subordinated Debt.”
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of March 31, 2024, we were required to maintain a minimum leverage ratio of 3.75% consisting of the minimum requirement at 3.00% plus a leverage ratio buffer equal to 50% of the G-SIB surcharge. The minimum leverage ratio required of us since April 1, 2024 is 3.95% as the required minimum ratio has been raised to 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05% while deposits with the Bank of Japan remain excluded from the leverage ratio calculation. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage ratio.”
TLAC Requirements for Banking Institutions in Japan
Our External TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or total exposure in accordance with the FSA guidance. As of March 31, 2024, we were required to maintain External TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a total exposure basis. The required minimum External TLAC ratio on a total exposure basis on or after April 1, 2024 has been raised to 7.10% in line with the increase in the minimum leverage ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.” For information on the issuances of TLAC-qualified securities, see also “—Recent Developments—Issuances of TLAC Eligible Senior Debt.”
Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with the change, the amount of retained earnings under Japanese GAAP which is included in MUFG's Common Equity Tier 1 capital component as of March 31, 2025, reflects Krungsri's relevant amount for the fifteen months ended March 31, 2025.

	As of March 31, 2024	Minimum ratios required(1)	As of March 31, 2025	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥15,041.3		¥15,169.2
Additional Tier 1	2,438.4		2,635.6
Tier 1 capital	17,479.7		17,804.8
Tier 2 capital	2,338.1		2,340.1
Total capital	¥19,817.8		¥20,145.0
Risk-weighted assets	¥111,160.1		¥106,930.4
Capital ratios:
Common Equity Tier 1 capital	13.53%	8.66%	14.18%	8.66%
Tier 1 capital	15.72%	10.16%	16.65%	10.16%
Total capital	17.82%	12.16%	18.83%	12.16%
Leverage ratio(2)	5.19%	3.75%	5.29%	3.95%
External TLAC ratios
Risk-weighted assets basis(3)	25.06%	18.00%	24.64%	18.00%
Total exposure basis	9.65%	6.75%	9.16%	7.10%

Notes:
(1)The minimum capital ratios required as of March 31, 2024 and March 31, 2025 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%.
(2)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
(3)The External TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of March 31, 2024 and March 31, 2025 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%.

Management believes that, as of March 31, 2025, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of March 31, 2025 was higher compared to the ratio as of March 31, 2024 primarily due to an increase in net profits and a decrease in risk-weighted assets. The decrease in risk-weighted assets mainly reflected a reduction in equity holdings included in credit risk assets. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the rations in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with this change, the amount of retained earnings under Japanese GAAP included in MUFG Bank's Common Equity Tier 1 capital component as of March 31, 2025, reflects Krungsri's relevant amount for the fifteen months ended March 31, 2025.

	As of March 31, 2024	Minimum ratios required	As of March 31, 2025	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	13.80%	4.50%	15.10%	4.50%
Tier 1 capital ratio	16.11%	6.00%	17.68%	6.00%
Total capital ratio	18.11%	8.00%	19.63%	8.00%
Leverage ratio(1)	5.23%	3.00%	5.45%	3.15%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	15.56%	4.50%	13.56%	4.50%
Tier 1 capital ratio	17.83%	6.00%	16.41%	6.00%
Total capital ratio	20.42%	8.00%	19.96%	8.00%
Leverage ratio(1)	6.34%	3.00%	5.90%	3.15%
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	11.77%	4.50%	12.30%	4.50%
Tier 1 capital ratio	14.38%	6.00%	15.24%	6.00%
Total capital ratio	16.29%	8.00%	17.07%	8.00%
Leverage ratio(1)	4.50%	3.00%	4.51%	3.15%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	14.71%	4.50%	14.35%	4.50%
Tier 1 capital ratio	16.72%	6.00%	16.89%	6.00%
Total capital ratio	19.03%	8.00%	20.06%	8.00%
Leverage ratio(1)	7.09%	3.00%	7.21%	3.15%

Note:
(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
Management believes that, as of March 31, 2025, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.
Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2024(1),(6)	June 30, 2024(2),(6)	September 30, 2024(3),(6)	December 31, 2024(4),(6)	March 31, 2025(5),(6)
MUFG (consolidated)	161.7%	161.6%	163.0%	164.5%	163.8%
MUFG Bank (consolidated)	173.0%	173.3%	174.4%	175.7%	174.5%
MUFG Bank (stand-alone)	177.7%	178.1%	180.7%	181.9%	182.6%
Mitsubishi UFJ Trust and Banking (consolidated)	122.2%	119.1%	122.1%	125.4%	124.0%
Mitsubishi UFJ Trust and Banking (stand-alone)	148.8%	139.4%	143.2%	151.6%	145.2%

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2024 and March 29, 2024 divided by the average amount of net cash outflows for the same 58 business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2024 and June 28, 2024 divided by the average amount of net cash outflows for the same 62 business days.
(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2024 and September 30, 2024 divided by the average amount of net cash outflows for the same 62 business days.
(4)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between October 1, 2024 and December 30, 2024 divided by the average amount of net cash outflows for the same 63 business days.
(5)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 6, 2025 and March 31, 2025 divided by the average amount of net cash outflows for the same 57 business days.
(6)The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.
See “—B. Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”
Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan
The NSFRs in the table below are calculated in accordance with Basel III as adopted by the FSA as of the dates indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	As of March 31, 2024	As of June 30, 2024	As of September 30, 2024	As of December 31, 20234	As of March 31, 2025
MUFG (consolidated)	114.8%	113.7%	119.2%	121.6%	120.9%
MUFG Bank (consolidated)	126.1%	124.1%	129.5%	127.6%	127.0%
MUFG Bank (stand-alone)	127.7%	126.1%	131.9%	128.8%	127.5%
Mitsubishi UFJ Trust and Banking (consolidated)	121.1%	120.8%	129.1%	129.9%	127.7%
Mitsubishi UFJ Trust and Banking (stand-alone)	121.9%	120.8%	131.9%	129.0%	127.3%
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
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities

As of March 31, 2025, on a stand-alone basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥564.2 billion represented 300.7% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, on a consolidated basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥564.3 billion represented 300.7% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2024, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥537.3 billion represented 305.2% of the total amounts equivalent to market, counterparty credit and operational risks. Mitsubishi UFJ Morgan Stanley Securities had no consolidated subsidiary as of March 31, 2024. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
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

	Fiscal years ended March 31,
	2024	2025
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥448	¥294
Changes attributable to contracts realized or otherwise settled during the fiscal year	(373)	88
Fair value of new contracts entered into during the fiscal year	339	332
Changes in fair values attributable to changes in valuation techniques and assumptions	(128)	31
Other changes in fair value, principally revaluation at end of fiscal year	8	(183)
Net fair value of contracts outstanding at end of fiscal year	¥294	¥562
Maturities of Non-exchange Traded Contracts

	As of March 31, 2025
	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥—	¥4
Maturity less than 3 years	—	591
Maturity less than 5 years	—	—
Maturity 5 years or more	—	(33)
Total fair value	¥—	¥562
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
On March 31, 2025, we had ¥107,917.2 billion and ¥8,846.9 billion of loans in the Commercial and Krungsri segments, respectively, and recorded an allowance for credit losses against these loans of ¥611.6 billion and ¥423.9 billion, respectively.
The allowance for credit losses is estimated using quantitative models that incorporate economic forecast scenarios. These economic forecast scenarios include macroeconomic variables that have historically been correlated with historical credit losses. These variables include, but are not limited to, unemployment rate and gross domestic product. As any one economic forecast scenario is inherently uncertain, multiple economic forecast scenarios were leveraged. The macroeconomic variables in multiple economic forecast scenarios and weightings given to each scenario depend on a variety of factors including recent economic conditions and views of internal as well as third-party economists.
The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgments due to the subjectivity and uncertainty associated with expectations of future economic conditions. Particularly significant judgment was required to be made to determine certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario, to capture the heightened volatility and uncertainty primarily due to changes in global economic conditions, inflation, monetary and trade policies, and geopolitical situations.
The allowance for credit losses includes qualitative adjustments to cover losses that are expected but were not reflected in the modeled allowance. The determination of the allowance for credit losses for the Krungsri segment required management to make significant judgments due to the subjectivity and uncertainty associated with the development of qualitative adjustments. Particularly significant judgment was required to be made to develop certain qualitative adjustments to capture the effects on modeled expected credit losses primarily arising from inflation and temporary relief measures for the Krungsri segment.
The determination of the allowance for credit losses for the Commercial segment required management to make significant judgments, due to the subjectivity and uncertainty associated with the determination of a borrower’s internal credit rating, which were highly dependent on the estimation of a borrower’s performance and business sustainability, particularly in cases in which borrowers were experiencing weaknesses in their business performance. Particularly significant judgment was required to be made when these borrowers’ performance and business sustainability were affected by changes in the external and internal business environment, including changes in global economic conditions, inflation, monetary and trade policies, and geopolitical situations. Key elements relating to the policies and discipline used in determining the allowance for credit losses for the Commercial segment are our credit classification and the related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of allowance, we evaluate the probable loss by category of the loan based on its type and characteristics.
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
Goodwill
As part of our global strategies, we have executed multiple large-scale acquisitions, investments and capital alliances, and recorded goodwill resulting from these business combinations. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a process that compares the carrying amount of a reporting unit with its fair value. An impairment loss is recognized to the extent that the carrying amount of a reporting unit exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Our consolidated goodwill balance was ¥558.2 billion on March 31, 2025, which was allocated to our reporting units in the Digital Service Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group and Global Markets Business Group. For a reporting unit for which an observable quoted price is not available, we determined the fair value of each reporting unit mainly using the income approach. The income approach determined the fair value of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
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
See “Accounting Changes” in Note 1 to our consolidated financial statements.

　Item 6.    Directors, Senior Management and Employees.
A.Directors and Senior Management
Members of the Board of Directors
The following table sets forth the members of our board of directors as of June 27, 2025, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience

Keiko Honda (September 27, 1961)	Member of the Board of Directors (Outside Director)	April 1984	Joined Bain & Company Japan, Incorporated
		May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
		July 1989	Joined McKinsey & Company, Inc. Japan
		July 1999	Partner of McKinsey & Company
		July 2007	Director (Senior Partner) of McKinsey & Company
		July 2013	Executive Vice President of Multilateral Investment Guarantee Agency (World Bank Group)
		June 2014	Executive Vice President & CEO of Multilateral Investment Guarantee Agency (World Bank Group)
		October 2019	Retired from Multilateral Investment Guarantee Agency (World Bank Group)
		January 2020	Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs
		March 2020	Outside Director of AGC Inc. (incumbent)
		June 2020	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2022	Outside Director of the Board of Recruit Holdings Co., Ltd. (incumbent)
		April 2025	Professor of Waseda Business School (Graduate School of Business and Finance), Faculty of Commerce, Waseda University (incumbent)

Satoko Kuwabara (November 1, 1964)	Member of the Board of Directors (Outside Director)	April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Mori Sogo (currently Mori Hamada & Matsumoto)
		January 1998	Partner of Mori Hamada & Matsumoto
		June 2016	Outside Director of Bandai Namco Holdings Inc. (incumbent)
		March 2020	Outside Auditor of Unicafe Inc. (incumbent)
		April 2020	Partner of Gaien Partners (incumbent)
		June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha
		June 2021	Member of the Board of Director (Outside Director) of MUFG (incumbent)
		June 2023	Outside Director of Nippon Yusen Kabushiki Kaisha (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Hirofumi Nomoto (September 27, 1947)	Member of the Board of Directors (Outside Director)	April 1971	Joined TOKYU CORPORATION
		April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
		April 2004	President & Representative Director of its communications Inc.
		June 2007	Director of TOKYU CORPORATION
Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
		January 2008	Managing Director of TOKYU CORPORATION
		June 2008	Senior Managing Director of TOKYU CORPORATION
		April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
		June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
		April 2011	President & Representative Director of TOKYU CORPORATION
		April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
		June 2019	President & CEO of THREE HUNDRED CLUB CO., LTD. (incumbent) Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Mari Elka Pangestu (October 23, 1956)	Member of the Board of Directors (Outside Director)	August 1986	Joined Centre for Strategic and International Studies Indonesia
		July 1987	Research Coordinator, Program for Financial Policy and Training of Ministry of Finance, the Republic of Indonesia
Deputy Director of Inter University Center, Economics, University of Indonesia
		November 1991	Program Coordinator for Trade Policy Forum, Pacific Economy Cooperation Council
		January 1997	Executive Director of Centre for Strategic and International Studies Indonesia
		October 2004	Minister of Trade of the Republic of Indonesia
		October 2011	Minister of Tourism and Creative Economy of the Republic of Indonesia
		March 2015	Professor of International Economics, University of Indonesia
		March 2020	Managing Director of Development Policy and Partnerships, the World Bank
		July 2023	Independent Non-executive Director of AIA Group Limited (incumbent)
		June 2024	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Hiroshi Shimizu (January 30, 1961)	Member of the Board of Directors (Outside Director)	April 1983	Joined Nippon Life Insurance Company
		March 2009	Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
		March 2012	Managing Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
		July 2013	Director and Managing Executive Officer of Nippon Life Insurance Company
March 2014
Director and Managing Executive Officer, General Manager, Head Office 1st Corporate Marketing Dept., Head Office 3rd Corporate Marketing Dept., Head Office East Japan Corporate Marketing Dept. of Nippon Life Insurance Company

		July 2014	Managing Executive Officer of Nippon Life Insurance Company
		March 2016	Senior Managing Executive Officer of Nippon Life Insurance Company
		July 2016	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2018	President of Nippon Life Insurance Company
		June 2021	Outside Director of FUJI KYUKO CO., LTD. (incumbent)
Director of TOKYU CORPORATION (incumbent)
		June 2024	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		April 2025	Chairman of Nippon Life Insurance Company (incumbent)

David Sneider (July 25, 1957)	Member of the Board of Directors (Outside Director)	December 1984	Associate of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1985	Registered as an attorney at law, admitted in States of New York in the United States
		July 1987	Director and Counsel of Legal Department, Salomon Brothers Inc.
		February 1992	Associate of Simpson Thacher & Bartlett LLP
		January 1994	Partner of Simpson Thacher & Bartlett LLP
		June 2022	Outside Director of PHC Holdings Corporation (incumbent)
		June 2023	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Miyuki Suzuki (August 3, 1960)	Member of the Board of Directors (Outside Director)	September 1982	Joined Reuters (London, UK)
		January 1997	Managing Director, Reuters South East Asia (Singapore)
		April 1998	Managing Director, Brokat Asia Pte Ltd (Singapore)
		January 2001	Founder and Chief Executive Officer, CAZH Pte Ltd (Singapore)
		March 2002	Executive Vice President and Head, Consumer Business, Japan Telecom Co. Ltd,
		June 2004	CEO Asia Pacific for LexisNexis, based in Tokyo Japan
		January 2007	President and CEO of KVH Co Ltd
		March 2011	Vice-Chairman of KVH Co Ltd
		December 2011	Chief Executive Officer and Representative Director, Jetstar Japan Co., Ltd.
		May 2015	President and General Manager, Cisco Systems Japan
		January 2018	President Asia-Pacific, Japan and China, Cisco Systems
		August 2022	Non-executive director of Twilio Inc. (incumbent)
		February 2025	Non executive director of SanDisk Corporation (incumbent)
		June 2025	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Koichi Tsuji (April 10, 1957)	Member of the Board of Directors (Outside Director)	October 1984	Joined Peat Marwick Mitchell & Company
		September 1988	Registered as Certified Public Accountant in Japan
		February 1989	Resident Representative, Zurich, Switzerland
		July 2004	Senior Partner of Ernst & Young ShinNihon LLC
		February 2016	Chairman and CEO of Ernst & Young ShinNihon LLC
		July 2019	Chairman & CEO of EY Japan Godo Kaisha
Member of the Board of Directors of EY Japan Co., Ltd.
		June 2021	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2023	Outside Statutory Auditor of TEIJIN LIMITED (incumbent)
Outside Director of MARUICHI STEEL TUBE LTD. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Teruhisa Ueda (May 14, 1957)	Member of the Board of Directors (Outside Director)	April 1982	Joined SHIMADZU CORPORATION
		June 2007	Corporate Officer, Deputy General Manager, Analytical & Measuring Instruments Division of SHIMADZU CORPORATION
		June 2011	Director, Member of the Board, General Manager, Analytical & Measuring Instruments Division of SHIMADZU CORPORATION
		June 2013	Director, Member of the Board, Managing Executive Officer of SHIMADZU CORPORATION
		June 2014	Director, Member of the Board, Senior Managing Executive Officer of SHIMADZU CORPORATION
		June 2015	Representative Director, President & CEO of SHIMADZU CORPORATION
		April 2022	Representative Director, Chairman of the Board of SHIMADZU CORPORATION (incumbent)
		June 2025	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Ryoichi Shinke (December 8, 1965)	Member of the Board of Directors	April 1988	Joined The Sanwa Bank, Limited
		June 2014	Executive Officer of BK
		May 2018	Managing Executive Officer of BK
		May 2020	Managing Executive Officer of MUFG
		April 2022	Senior Managing Executive Officer of BK
		June 2023	Member of the Board of Directors of MUFG (incumbent)

Takayuki Yasuda (June 19, 1963)	Member of the Board of Directors	April 1987	Joined The Mitsubishi Trust and Banking Corporation
		June 2013	Executive Officer of TB
		February 2015	Executive Officer of MUFG
		June 2017	Managing Executive Officer of TB
		April 2021	Director and Senior Managing Executive Officer of TB
Senior Managing Corporate Executive of MUFG
		April 2023	Director, Deputy President, and Executive Officer of TB
		April 2024	Managing Executive Officer of MUFG
		June 2025	Member of the Board of Directors of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Kanetsugu Mike (November 4, 1956)	Member of the Board of Directors Chairman (Corporate Executive)	April 1979	Joined The Mitsubishi Bank, Limited
		June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
Executive Officer of Mitsubishi Tokyo Financial Group, Inc.
		May 2009	Managing Executive Officer of BK
		May 2011	Managing Executive Officer of MUFG
		June 2011	Member of the Board of Directors, Managing Executive Officer of BK
		May 2013	Senior Managing Executive Officer of BK
		October 2015	Executive Chairman of MUAH
Executive Chairman of MUFG Union Bank, N.A.
		May 2016	Deputy President and Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		June 2016	Member of the Board of Directors, Deputy President of BK
		June 2017	President & CEO of BK
Member of the Board of Directors, Deputy Chairman of MUFG
		April 2019	Member of the Board of Directors, President & Group CEO of MUFG
		April 2020	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2021	Member of the Board of Directors, Chairman of MUFG (incumbent)

Hironori Kamezawa (November 18, 1961)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		May 2017	Managing Corporate Executive of MUFG
		June 2017	Member of the Board of Directors, Managing Executive Officer of BK
		May 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		December 2018	CEO and Representative of the Board of Directors of Global Open Network, Inc.
		April 2019	Deputy President of MUFG
Member of the Board of Directors, Deputy President of BK
CEO and Representative of the Board of Directors of Global Open Network Japan, Inc.
		June 2019	Member of the Board of Directors, Deputy President of MUFG
		August 2019	Chairman of Global Open Network Japan, Inc.
		April 2020	Member of the Board of Directors of BK (incumbent)
Member of the Board of Directors, President & Group CEO of MUFG (incumbent)
		May 2021	Director of Morgan Stanley (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Junichi Hanzawa (January 19, 1965)	Member of the Board of Directors	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		May 2018	Managing Executive Officer of BK
		April 2019	Managing Corporate Executive of MUFG
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
		April 2021	President & CEO of BK (incumbent)
Deputy Chairman of MUFG
		June 2021	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2022	Member of the Board of Directors of MUFG (incumbent)

Makoto Kobayashi (February 22, 1962)	Member of the Board of Directors	April 1985	Joined The Mitsubishi Bank, Limited
		June 2011	Executive Officer of BK
		May 2015	Managing Executive Officer of BK
		July 2015	Executive Officer of MUFG
		July 2018	Managing Executive Officer of SCHD
Managing Executive Officer of MUFG
		October 2018	Managing Executive Officer of TB
		April 2020	Senior Managing Executive Officer of SCHD
Deputy President of MUMSS
		June 2020	Member of the Board of Directors, Senior Managing Executive Officer of SCHD
		June 2021	Member of the Board of Directors, Deputy President of MUMSS
		April 2022	President & Global CEO of SCHD (incumbent)
President & CEO of MUMSS (incumbent)
		June 2022	Member of the Board of Directors of MUFG (incumbent)

Hiroshi Kubota (May 17, 1969)	Member of the Board of Directors	April 1992	Joined The Mitsubishi Trust and Banking Corporation
		April 2018	Executive Officer of TB
Executive Officer of BK
		April 2019	Executive Officer of MUFG
		April 2022	Managing Executive Officer of TB
Managing Executive Officer of BK
		April 2024	Director and Senior Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2025	President and CEO of TB (incumbent)
		June 2025	Member of the Board of Directors of MUFG (incumbent)

Notes:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS” refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
“MUAH” refers to MUFG Americas Holdings Corporation.

Corporate Executives
The following table sets forth our corporate executives as of June 27, 2025, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Kanetsugu Mike (November 4, 1956)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Hironori Kamezawa (November 18, 1961)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Yutaka Miyashita (October 11, 1967)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Head, Commercial Banking & Wealth Management Business Group (excluding in charge of Wealth Management Research Division))	April 1990	Joined The Sanwa Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK
		April 2021	Managing Corporate Executive of MUFG
		April 2022	Managing Corporate Executive (Representative Corporate Executive) of MUFG
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Fumitaka Nakahama (July 28, 1966)	Senior Managing Corporate Executive (Group Head, Global Corporate & Investment Banking Business Group)	December 2009	Joined The Bank of Tokyo-Mitsubishi UFJ, Ltd.
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hiroyuki Seki (March 10, 1968)	Senior Managing Corporate Executive (Group Head, Global Markets Business Group)	April 1990	Joined The Mitsubishi Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG (incumbent)
		April 2025	Member of the Board of Directors, Deputy President of BK (incumbent)

Shuichi Yokoyama (December 17, 1965)	Senior Managing Corporate Executive (Group Chief Audit Officer, or Group CAO Managing Director, Head of Internal Audit Division)	April 1990	Joined The Bank of Tokyo, Ltd.
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2024	Senior Managing Corporate Executive of MUFG (incumbent)

Yasushi Itagaki (May 24, 1964)	Senior Managing Corporate Executive (Group Chief Operating Officer-International, or Group COO-I, Group Head, Global Commercial Banking Business Group)	April 1987	Joined The Bank of Tokyo, Ltd.
		June 2013	Executive Officer of BK
		July 2013	Executive Officer of MUFG
		May 2017	Managing Executive Officer of BK
		October 2019	President & CEO of PT Bank Danamon Indonesia, Tbk.
		April 2021	Senior Managing Corporate Executive of BK
		April 2022	Deputy President of BK
		April 2023	Senior Managing Corporate Executive of MUFG (incumbent)
		June 2023	Member of the Board of Directors, Deputy President of BK (incumbent)

Takafumi Ihara (May 18, 1967)	Senior Managing Corporate Executive (Group Head, Asset Management & Investor Services Business Group)	April 1990	Joined The Mitsubishi Trust and Banking Corporation
		June 2016	Executive Officer of TB
		April 2018	Executive Officer of MUFG
		April 2021	Managing Executive Officer of TB
		April 2023	Senior Managing Executive Officer of TB
		April 2024	Director and Senior Managing Executive Officer of TB
Senior Managing Corporate Executive of MUFG (incumbent)
		April 2025	Director, Deputy President, and Executive Officer of TB (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Jun Togawa (July 3, 1967)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Chief Financial Officer, or Group CFO)	April 1990	Joined The Mitsubishi Trust and Banking Corporation
		June 2016	Executive Officer of TB
Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of TB
Managing Executive Officer of BK
		April 2023	Director and Senior Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2024	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)
		June 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)

Masakazu Osawa (June 20, 1968)	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group (excluding in charge of Wealth Management Research Division)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2017	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Corporate Executive of MUFG
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK
		April 2023	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2025	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)
		June 2025	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)

Hideaki Takase (December 14, 1968)
Senior Managing Corporate Executive
(Representative
Corporate Executive)
Group Chief Strategy Officer, or Group CSO (in charge of Corporate Planning Division (excluding Financial Resources Management and Global Business), Group Chief Sustainability Officer, or Group CSuO, in charge of Corporate Administration Division)
		April 1991	Joined The Mitsubishi Bank, Limited
		June 2017	Executive Officer of BK
Executive Officer of MUFG
		August 2019	President & CEO of MUFG Bank (Europe) N.V.
		April 2021	Managing Executive Officer of BK
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2023	Managing Corporate Executive (Representative Corporate Executive) of MUFG
		April 2025	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Keitaro Tsukiyama (December 7, 1967)	Managing Corporate Executive (Group Chief Compliance Officer, or Group CCO)	April 1991	Joined The Mitsubishi Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2021	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Toshiki Ochi (June 23, 1968)	Managing Corporate Executive (Group Chief Information Officer, or Group CIO)	April 1991	Joined The Sanwa Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2019	Managing Executive Officer of Mitsubishi UFJ NICOS Co., Ltd.
		April 2022	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Tadashi Yamamoto (May 23, 1969)	Managing Corporate Executive (Group Head, Retail & Digital Business Group Group Chief Digital Transformation Officer, or Group CDTO)	April 1992	Joined The Bank of Tokyo, Ltd.
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2022	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2023	Managing Corporate Executive of MUFG (incumbent)

Katsunori Yokomaku (December 23, 1967)	Managing Corporate Executive (Group Chief Risk Officer, or Group CRO)	April 1992	Joined The Sanwa Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2022	Managing Executive Officer of BK
		April 2024	Managing Corporate Executive of MUFG (incumbent)
		June 2024	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Masahiro Kuniyuki (October 20, 1970)	Managing Corporate Executive (Group Chief Human Resources Officer, or Group CHRO Deputy in charge of Corporate Administration Division)	April 1994	Joined The Mitsubishi Trust and Banking Corporation
		April 2020	Executive Officer of TB
		April 2022	Executive Officer of BK
Executive Officer of MUFG
		April 2024	Managing Executive Officer of TB
Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2025	Director and Managing Executive Officer of TB (incumbent)
Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Akiko Sueoka (October 31, 1971)	Managing Corporate Executive (Group Chief Legal Officer, or Group CLO)	April 1994	Joined Ministry of Health and Welfare (currently Ministry of Health, Labour and Welfare)
		April 2000	Registered as attorney at law and joined Mori Sogo
		September 2003	The New York office of Simpson Thacher & Bartlett LLP
		October 2004	The Rome office of Pavia e Ansaldo
		July 2005	Secondment to the Economic and Industrial Policy Bureau of the Ministry of Economy, Trade and Industry
		January 2009	Partner of Mori Hamada & Matsumoto
		June 2025	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
Managing Corporate Executive of MUFG (incumbent)

Notes:	The following abbreviations are used in the table above:
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
B.Compensation
The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2025 to our directors and corporate executives consisted of annual base salaries, performance-based stock compensation, cash bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executives. For our compensation recovery policy, see Exhibit 97 to this Annual Report.
The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2025 to our directors (excluding outside directors), corporate executives and outside directors:

			Non-Adjustable Compensation		Adjustable Compensation
Classification	Number of Recipients(1)	Aggregate Compensation	Annual Base Salary(2)	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation
		(in millions)
Directors (excluding outside directors)	5	¥1,135	¥374	¥84	¥282	¥395
Corporate Executives	17	¥2,892	¥1,039	¥523	¥631	¥699
Outside Directors	10	¥241	¥241	―	―	―

Notes:
(1)Includes the current directors and corporate executives as well as those who retired during the fiscal year ended March 31, 2025.
(2)Includes other benefits.

The following table sets forth the details of individual compensation paid, including benefits in kind granted by MUFG and its subsidiaries, in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2025:

			Non-Adjustable Compensation		Adjustable Compensation
Directors	Aggregate Compensation	Paid by	Annual Base Salary	Performance- based Stock Compensation	Cash Bonuses	Performance- based Stock Compensation
	(in millions)
Kanetsugu Mike	¥231	MUFG	¥42	¥29	¥73	¥87
Hironori Kamezawa	¥412	MUFG	¥84	¥34	¥113	¥148
		BK	20	13	―	―
Iwao Nagashima	¥331	MUFG	¥43	¥12	¥46	¥63
		TB	43	24	37	63
Junichi Hanzawa	¥384	MUFG	¥47	¥14	¥55	¥73
		BK	46	21	55	73
Makoto Kobayashi	¥284	MUFG	¥30	¥6	¥45	¥61
		SCHD	15	3	22	31
		MUMSS	15	3	22	31
Hiroshi Mori	¥182	MUFG	¥40	¥11	¥18	¥19
		BK	22	47	12	¥13
Yutaka Miyashita	¥188	MUFG	¥40	¥11	¥19	¥19
		BK	22	51	13	13
Fumitaka Nakahama	¥184	MUFG	¥40	¥11	¥18	¥19
		BK	22	49	12	13
Hiroyuki Seki	¥189	MUFG	¥40	¥11	¥20	¥19
		BK	22	51	13	13
Shuichi Yokoyama	¥179	MUFG	¥62	¥55	¥30	¥26
		BK	—	—	0	¥6
Yasushi Itagaki	¥178	MUFG	¥47	¥11	¥27	¥23
		BK	30	7	18	15
Kenji Horikawa	¥126	MUFG	¥33	¥4	¥17	¥22
		SCHD	8	2	7	8
		MUMSS	8	2	7	8
Seiichiro Akita	¥177	MUFG	¥47	¥11	¥27	¥22
		BK	28	9	18	15
Takafumi Ihara	¥119	MUFG	¥31	¥7	¥16	¥18
		TB	16	7	10	14
Jun Togawa	¥140	MUFG	¥41	¥9	¥18	¥15
		BK	22	5	12	15
		TB	—	—	—	3
Keitaro Tsukiyama	¥119	MUFG	¥35	¥8	¥13	¥16
		BK	19	8	9	11
Toshiki Ochi	¥119	MUFG	¥36	¥10	¥14	¥16
		BK	19	6	9	9
Hideaki Takase	¥114	MUFG	¥30	¥8	¥13	¥14
		BK	16	5	9	9
		TB	10	—	—	—
Tadashi Yamamoto	¥119	MUFG	¥32	¥9	¥14	¥15
		BK	14	9	9	11
		ACOM	6	—	—	—
Katsunori Yokomaku	¥115	MUFG	¥30	¥7	¥13	¥10
		BK	15	7	9	14
		SCHD	10	—	—	—

Note:	(1) The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. (or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS” refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
"ACOM" refers to ACOM CO., LTD.

Annual Base Salary
Annual base salaries were paid to our directors (including outside directors) and corporate executives in the form of monthly cash installment payments.
Performance-based Stock Compensation Plans
Under our performance-based stock compensation plans, qualified directors (excluding outside directors and directors serving as audit committee members), corporate executives and others of MUFG and its major domestic subsidiaries are assigned, on a monthly basis, (1) points based on their job responsibilities, or non-adjustable points, and (2) additional points based on their job responsibilities which are adjusted at the end of each fiscal year and at the end of each plan period to reflect the extent to which a financial target measured under Japanese GAAP and other factors determined by the compensation committee are attained, or adjustable points. Each plan period corresponds to the period covered by the three-year medium-term business plan of MUFG. Each accumulated point represents a right to receive one share of MUFG common stock from a trust established in Japan to administer the plan grants as determined by the compensation committee.
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
On May 15, 2018, the compensation committee approved additional grants under the initial performance-based stock compensation plan, which was amended in connection with the launch of MUFG’s previous medium-term business plan for the three-

year period ended March 31, 2021. The trust period of the plan trust was extended until August 31, 2021, and the maximum amount of funds to be contributed to the plan trust was reset at ¥26.3 billion. The formula for determining adjustable points under the plan was also revised. In May 2018, the plan trust was funded with ¥9.6 billion in cash, and 13,049,600 shares of MUFG common stock were purchased by the trustee of the plan trust.
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
On May 15, 2024, the compensation committee approved additional grants under the initial performance-based stock compensation plan, which was amended in connection with the launch of MUFG’s current medium-term business plan for the three-year period ending March 31, 2027. The trust period of the plan trust was extended until August 31, 2027, and the maximum amount of funds to be contributed to the plan trust was reset at ¥34.4 billion. The formula for determining adjustable points under the plan was also revised. In May 2024, the plan trust was funded with ¥14.1 billion in cash, and 9,080,700 shares of MUFG common stock were purchased by the trustee of the plan trust.
For more information on the Performance-based Stock Compensation Plans, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Cash Bonuses
We from time to time pay cash bonuses to our directors and corporate executives to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses are deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s or corporate executive’s individual performance of his or her duties as a director or corporate executive in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors and directors serving as audit committee members are eligible to receive a cash bonus. The compensation committee determines the cash bonus for each director and corporate executive based on our financial results and his or her job performance for the preceding fiscal year as well as his or her seniority and experience.
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
The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUFG Americas Holdings and the trustee. As of June 30, 2025, 147,558,671 RSUs have been granted under the plan, of which 8,844,750 RSUs were outstanding as of June 30, 2025.
For more information on the plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Share-Based Compensation Plan for Domestic Employees of Major Subsidiaries
Under the share-based compensation plan which commenced in July 2024, qualified domestic employees holding managerial positions at our major subsidiaries, MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities, are assigned, on a monthly basis, pre-determined points in equal installments during the plan period, which is from July 2024 to June 2027. The points accumulated through the end of the share-based compensation plan period by grantees who satisfy applicable conditions will be exchanged for shares of MUFG common stock. Each accumulated point represents a right to receive one share of MUFG common stock from a trust established in Japan in May 2024 to administer the plan grants. Eligibility requirements are determined by each subsidiary.
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
For more information on the plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Share Ownership
As of July 1, 2025, our directors and corporate executives held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Keiko Honda	—
Satoko Kuwabara	—
Hirofumi Nomoto	25,000
Mari Elka Pangestu	—
Hiroshi Shimizu	—
David Sneider	―
Miyuki Suzuki	100
Koichi Tsuji	—
Teruhisa Ueda	―
Ryoichi Shinke	1,100
Takayuki Yasuda	72,500
Junichi Hanzawa	236,500
Makoto Kobayashi	287,958
Hiroshi Kubota	53,364

Corporate Executives	Number of Shares Registered
Kanetsugu Mike	398,362
Hironori Kamezawa	247,339
Yutaka Miyashita	57,700
Fumitaka Nakahama	42,569
Hiroyuki Seki	54,450

Shuichi Yokoyama	120,400
Yasushi Itagaki	42,000
Takafumi Ihara	52,120
Jun Togawa	132,800
Masakazu Osawa	15,200
Hideaki Takase	38,100
Keitaro Tsukiyama	57,269
Toshiki Ochi	46,900
Tadashi Yamamoto	37,400
Katsunori Yokomaku	29,317
Masahiro Kuniyuki	17,600
Akiko Sueoka	―

None of the shares of our common stock held by our directors and corporate executives have voting rights that are different from shares of our common stock held by any other shareholder.
For information on the performance-based stock compensation for our directors and corporate executives, see “—Performance-based Stock Compensation Plans.”
C.Board Practices
Our articles of incorporation provide for a board of directors with statutorily mandated nominating committee, which we call the nominating and governance committee, audit committee and compensation committee, each consisting of members of the board of directors. We have also elected, though not statutorily mandated under the Companies Act, to establish a risk committee consisting of directors and external experts. We also have a U.S. risk committee pursuant to the U.S. Enhanced Prudential Standards for foreign banking organizations. Our corporate executives (shikko yaku) are responsible for executing and managing our business operations based on a delegation of authority by the board of directors, and our directors set our key management policies and oversee the execution of duties by these corporate executives.
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

•the person is not a natural person who controls the company, or a director, a corporate executive, a manager or any other type of employee of the company’s “parent company, etc.” (meaning the company's parent company or a natural person who controls the company);

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
The board of directors must appoint corporate executives to execute and manage the business operations of the company under the authority delegated by the board of directors. Based on this system, our current governance framework is designed to facilitate more flexible and swifter decision-making and increase transparency in our management processes.
Board of Directors
Our board of directors consists of directors who are elected at a general meeting of shareholders. Under our articles of incorporation, the number of directors may not exceed 20. We currently have 16 directors, nine of whom are independent outside directors and two of whom are internal non-executive directors. Companies listed on the Prime Market of the Tokyo Stock Exchange, including us, must have one third (or, in cases where such companies deem appropriate, the majority) of directors qualify as independent outside directors, who are outside directors considered independent based on such internal standards as each company establishes pursuant to the Tokyo Stock Exchange requirements, or publicly disclose the reason for not having such directors on the board of directors.
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

Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Our nominating committee, which we call the nominating and governance committee, currently consists of five directors. The chairman of the committee is Hirofumi Nomoto, an independent outside director. The other members of this committee are Satoko Kuwabara, Miyuki Suzuki and Teruhisa Ueda, who are independent outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2024 and March 2025, the nominating and governance committee met 23 times.
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
Under the Companies Act, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our committee currently has five members. The chairman of the committee is Koichi Tsuji, an independent outside director. The other members of the committee are Keiko Honda and David Sneider, who are independent outside directors, and Ryoichi Shinke and Takayuki Yasuda, who are non-executive directors. Between April 2024 and March 2025, the audit committee met 23 times.
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
Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Our compensation committee currently consist of five directors. The chairperson of the committee is Satoko Kuwabara, an independent outside director. The other members of this committee are Hirofumi Nomoto, Miyuki Suzuki and Teruhisa Ueda, who are independent outside directors, and Hironori Kamezawa, Director, President & Group CEO. Between April 2024 and March 2025, the compensation committee met 12 times.
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
MUFG Corporate Governance Policies provide that the committee shall consist of outside directors, corporate executives and external experts. The committee currently has six members. The chairperson of the committee is Hiroshi Shimizu, an independent outside director. The other members of this committee are Mari Elka Pangestu and David Sneider, who are independent outside directors, Hideaki Takase, Senior Managing Corporate Executive and Group CSO, and Shinichi Koide and Takeo Hoshi, who are external experts. Between April 2024 and March 2025, the risk committee met four times.
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
D.Employees
As of March 31, 2025, we had approximately 150,800 employees, an increase of approximately 10,800 employees compared with the number of employees as of March 31, 2024 primarily due to the acquisition of MUFG Pension & Market Services Holdings Pty Limited by Mitsubishi UFJ Trust and Banking Corporation in May 2024, In addition, as of March 31, 2025, we had approximately 27,600 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2025:

Business unit
MUFG Bank:
Commercial Banking & Wealth Management Business Unit	10%
Japanese Corporate & Investment Banking Business Unit	3
Global Corporate & Investment Banking Business Unit	2
Global Commercial Banking Business Unit	47
Global Markets Business Unit	1
Retail & Digital Business Unit	4
Corporate Center/Corporate Staff	11
Mitsubishi UFJ Trust and Banking:
Trust-Banking	3
Trust Assets	8
Real Estate	0
Global Markets	0
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Retail & Commercial Banking Business Unit	2
Japanese Corporate & Investment Banking Business Unit	0
Global Corporate & Investment Banking Business Unit	0
Global Commercial Banking Business Unit	ー
Trust Assets Business Unit	ー
Global Markets Business Unit	1
Digital Service Business Unit	ー
Corporate Center/Corporate Staff	1
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	0
Systems & Systems Integration Division	0
Corporate Division	0
Others	0
Mitsubishi UFJ Asset Management Co., Ltd.
Trust Assets	1
Others	2
100%

Location
MUFG Bank:
Japan	19%
United States	4
Europe	1
Asia/Oceania excluding Japan	53
Other areas	1
Mitsubishi UFJ Trust and Banking:
Japan	7
United States	1
Europe	1
Asia/Oceania excluding Japan	4
Mitsubishi UFJ Securities Holdings:
Japan	4
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	2
United States	ー
Europe	ー
Asia/Oceania excluding Japan	ー
Mitsubishi UFJ Asset Management Co., Ltd.
Japan	1
United States	ー
Europe	ー
Asia/Oceania excluding Japan	ー
Others	2
100%
Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.
E.Share Ownership
The information required by this item is set forth in “—B. Compensation.”
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
As disclosed in our previous annual report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on July 30, 2024, we restated our consolidated financial statements for the fiscal year ended March 31, 2023 and, as a result, the independent directors on the compensation committee considered whether incentive-based compensation had been erroneously awarded and whether recovery would be required under our executive compensation recovery policy, which is refiled as Exhibit 97 to this Annual Report. These directors concluded that, because the restatement did not impact any of the factors that had been considered in determining the incentive-based compensation amounts, no incentive-based compensation had been erroneously-awarded and, therefore, no compensation recovery was required under our executive compensation recovery policy.

Item 7.    Major Shareholders and Related Party Transactions.
A.Major Shareholders
As of March 31, 2025, we had 1,431,410 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2025, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue(3)
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	1,926,957,300	15.96%
Custody Bank of Japan, Ltd. (Trust account)(1)	675,597,400	5.59%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS(2)	293,041,314	2.42%
STATE STREET BANK AND TRUST COMPANY 505001	286,793,313	2.37%
STATE STREET BANK WEST CLIENT - TREATY 505234	234,997,891	1.94%
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company retirement benefit trust account)	175,000,000	1.45%
JP MORGAN CHASE BANK 385781	167,452,730	1.38%
Nippon Life Insurance Company	142,562,953	1.18%
THE BANK OF NEW YORK MELLON 140042	133,563,456	1.10%
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	123,634,300	1.02%
Total	4,159,600,657	34.46%

Notes:
(1)Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)An owner of record for our ADSs.
(3)Numbers represent ratios to the total issued shares (including the treasury shares) and are truncated after two decimal points.
(4)According to a beneficial ownership report on Schedule 13G filed with the SEC by Sumitomo Mitsui Trust Group, Inc. on February 4, 2025, Sumitomo Mitsui Trust Group, Inc. and its consolidated subsidiaries beneficially owned an aggregate of 5.0% of the outstanding shares of our common stock as of December 31, 2024. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
As of March 31, 2025, 2,539,607 shares, representing approximately 0.02% of our outstanding common stock, were held by our directors and corporate executives.
As of March 31, 2025, 1,879,821,102 shares, representing 16.30% of our outstanding common stock, were owned by 505 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 293,041,314 shares, or 2.42%, of our total issued shares of common stock.
Our major shareholders do not have different voting rights.
B.Related Party Transactions
As of March 31, 2025, we held approximately 23.5% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012. In April 2018, we entered into a sales plan with Morgan Stanley and Morgan Stanley & Co. LLC, pursuant to which we will sell portions of the shares of Morgan Stanley common stock that we hold to Morgan Stanley through Morgan Stanley & Co. LLC acting as agent for Morgan Stanley to the extent necessary to ensure that our beneficial ownership will remain below 24.9%. In December 2020, this sales plan was suspended upon notice by Morgan Stanley to us in accordance with the terms of the plan.
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
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2025, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectability or present other unfavorable features.
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
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2022, 2023 and 2024, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 21, 2025.
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
Distributions
Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥39 per share of our common stock (in addition to interim dividends of ¥25 per share of our common stock) for the fiscal year ended March 31, 2025 were approved by shareholders at the ordinary general meeting of shareholders held on June 27, 2025.
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
Common Stock
As of March 31, 2025, a total of 12,067,710,920 shares of common stock (including 561,241,249 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.
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
•corporations of which 50% or more of the voting rights are directly or indirectly held by natural persons who are non- resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;
•(A) partnerships 50% or more of whose contributions are made by (1) natural persons who are non-residents of Japan, (2) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (3) corporations of which 50% or more of the shares are directly or indirectly held by natural persons who are non-resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (4) corporations, a majority of the officers (or a majority of the officers having the power to represent the corporation) of which are natural persons who are non-resident of Japan, or (5) other partnerships a majority of whose operating partners fall under any of (1) through (4), or (B) partnerships a majority of whose operating partners are (i) any of (1) through (5) above, (ii) other partnerships 50% or more of whose contributions are made by any of (1) through (5) above, or (iii) certain limited liability partnerships under the Limited Liability Partnership Act; and
•corporations, a majority of officers (or a majority of officers having the power of representation) of which are non-resident individuals.
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
(iii) companies engaged in the Core Sector Designated Businesses; and
(iv) companies engaged in the Core Sector Designated Businesses and designated by the Act on the Promotion of Ensuring National Security through Integrated Implementation of Economic Measures as specified essential infrastructure service providers.
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list published by the Minister of Finance on May 2, 2025, businesses which are currently engaged in by us are classified as category (ii), i.e., the Designated Business other than the Core Sector Designated Businesses.

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
However, a foreign investor seeking to acquire shares or voting rights of a Japanese listed company or the authority to exercise, either directly or through instructions, voting rights held by other shareholders that constitutes an “inward direct investment” may be eligible for the exemptions from the prior notification requirement, if certain conditions are met.
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
Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Law (including (a) investors who have records of certain sanctions due to violations of the Foreign Exchange Law, (b) foreign governments, etc. (as prescribed in the Foreign Exchange Law), and (c) certain investors who are owned by, or have certain other relationships with, foreign governments, etc. excluding those who are accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. Pursuant to the amendments to the Foreign Exchange Law which took effect in May 2025, the category of the above-mentioned disqualified investors was expanded to include (i) certain foreign investors who have obligations to cooperate with foreign governments, etc. in collecting information pursuant to agreements with foreign governments, etc. or foreign laws and regulations and (ii) certain foreign investors who are owned by, or who have a certain other relationship with, the foreign investors set forth in (i), excluding those who are accredited by the Minister of Finance.
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

Procedures for Prior Notification
If such prior notification is filed, the proposed inward direct investment may not be consummated until after 30 days have passed from the date of filing, although this screening period may be shortened unless the Ministers deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to review the proposed inward direct investment and may recommend any modification or abandonment of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or abandonment of such inward direct investment. In addition, if the Ministers consider the proposed inward direct investment to be an inward direct investment that is likely to cause damage to the national security of Japan and, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above; (ii) consummates such inward direct investment before the expiration of the screening period described above; (iii) in connection with such inward direct investment, makes false statements in the prior notification described above; or (iv) does not follow the recommendation or order issued by the Ministers to modify or abandon such inward direct investment, the Ministers may order such foreign investor to dispose of all or part of the shares acquired or take other measures.

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
If a U.S. holder is eligible for benefits under the Tax Convention, the holder may be able to claim a reduced rate of Japanese withholding tax. All U.S. holders should consult their tax advisors about their eligibility for reduction of Japanese withholding tax. A U.S. holder may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. A U.S. holder would be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Tax Convention. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if a U.S. holder does not elect to apply the benefits of the Tax Convention. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Further, in certain circumstances, if a U.S. holder:
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
Multiple sets of proposed Treasury regulations and an earlier IRS notice would convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. The various proposed Treasury regulations and IRS notice have different (and in some respects inconsistent) requirements for qualifying as an active bank, and for determining the banking income that may be excluded from passive income under this special rule for active banks. Moreover, the proposed Treasury regulations (some of which have been outstanding since 1995, and others of which were recently issued in 2021) will not be effective unless finalized. There can be no assurance that the proposed Treasury regulations will be finalized in their current form. Because final regulations have not been issued, the definition of banking income for purposes of the active bank exception is unclear under both the proposed Treasury regulations and the notice. Based upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2025. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2026 or any future taxable year due to changes in our income or asset composition or changes to applicable Treasury and IRS guidance (including as a result of the final regulations). In addition, a decrease in the price of our shares may also result in our becoming a PFIC. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.
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

J.Annual Report to Security Holders
We furnished an English translation of our local annual report to security holders for the fiscal year ended March 31, 2025 in electronic format as exhibits to a report on Form 6-K, dated May 30, 2025.
Following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2024, we furnished an English translation of our local annual disclosure document entitled “MUFG Report 2024” in electronic format as an exhibit to a report on Form 6-K, dated August 30, 2024.

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
Implementation of Basel Standards
In determining capital ratios under the FSA guidelines implementing Basel III, we and our major banking subsidiaries have used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk since March 31, 2024. Since the same date, we have reflected market risk in our risk-weighted assets by using the Standardized Approach and the Simplified Standardized Approach, and have reflected operational risk in our risk-weighted assets by using the Standardized Measurement Approach.
Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. In addition, based on the final Basel III reforms, the Japanese capital ratio framework has been further revised to implement the reforms, which are being applied to Japanese banking institutions with international operations conducted through foreign offices, including us, in phases beginning on March 31, 2024. Likewise, local banking regulators outside of Japan have begun, or are expected, to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the Group. For more information on the Basel regulatory framework and requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”
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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2025 was subject to a variation of approximately ¥1.4 billion when TOPIX index moves one point in either direction.
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
Summaries of Market Risks
Trading activities

The aggregate VaR for our total trading activities as of March 31, 2025 was ¥1.53 billion, comprising interest rate risk exposure of ¥1.56 billion, foreign exchange risk exposure of ¥0.51 billion, and equity-related risk exposure of ¥0.24 billion. Our average daily VaR for the fiscal year ended March 31, 2025 was ¥1.79 billion.
Due to the nature of trading operations which involves frequent changes in trading positions, market risk may vary substantially during and between measurement periods, depending on our trading positions.
The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2023—March 31, 2024	Average	Maximum(1)	Minimum(1)	March 31, 2024
	(in billions)
MUFG	¥2.63	¥3.45	¥1.62	¥1.74
Interest rate	2.36	3.64	1.27	1.51
Yen	1.44	2.50	0.86	0.86
U.S. Dollars	1.62	3.09	0.71	0.81
Foreign exchange	1.15	1.81	0.60	0.61
Equities	0.31	0.90	0.11	0.86
Commodities	0.00	0.01	0.00	0.00
Less diversification effect	(1.19)	—	—	(1.24)

April 1, 2024—March 31, 2025	Average	Maximum(1)	Minimum(1)	March 31, 2025
	(in billions)
MUFG	¥1.79	¥3.66	¥1.20	¥1.53
Interest rate	1.53	1.87	1.19	1.56
Yen	0.79	1.23	0.54	0.98
U.S. Dollars	0.93	1.42	0.61	0.85
Foreign exchange	0.69	1.23	0.47	0.51
Equities	0.43	2.43	0.10	0.24
Commodities	0.00	0.00	0.00	0.00
Less diversification effect	(0.86)	—	—	(0.78)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 1 business day
Confidence interval: 95%
Observation period: 250 business days

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter in the fiscal year ended March 31, 2025 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2024	¥2.03
July—September 2024	1.78
October—December 2024	1.70
January—March 2025	1.65

Non-trading Activities
The aggregate VaR for our total non-trading activities as of March 31, 2025, excluding market risks related to our strategic equity portfolio, was ¥560.0 billion. Market risk related to interest rates equaled ¥498.2 billion and equities-related risk equaled ¥105.6 billion. Compared with the VaR as of March 31, 2024, market risk decreased in the fiscal year ended March 31, 2025, primarily due to a decrease in Japanese yen interest rate risk.
Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 82% of our total non-trading activity market risks as of March 31, 2025. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2025, the Japanese yen accounted for approximately 48% while the U.S. dollar accounted for approximately 49%, and the euro approximately 3%, with a five percentage point decrease in the Japanese yen, a four percentage point increase in the U.S. dollar and a one percentage point increase in the euro compared to March 31, 2024.
For a description of our strategic equity investment risk management, see “—Risk Management of Strategic Equity Portfolio.”
The following tables set forth the VaR related to our non-trading activities by risk category for the periods indicated:

April 1, 2023—March 31, 2024	Average	Maximum(1)	Minimum(1)	March 31, 2024
	(in billions)
Interest rate	¥566.0	¥701.5	¥477.3	¥501.4
Yen	320.3	435.3	235.1	435.3
U.S. Dollars	415.7	501.6	352.3	375.6
Foreign exchange	6.9	10.8	4.1	7.7
Equities(2)	96.6	126.2	84.0	118.8
Commodities	0.4	2.7	0.1	0.2
Less diversification effect	(46.9)	—	—	(49.9)
Total	623.0	751.0	551.7	578.2

April 1, 2024—March 31, 2025	Average	Maximum(1)	Minimum(1)	March 31, 2025
	(in billions)
Interest rate	¥456.0	¥519.8	¥394.7	¥498.2
Yen	328.3	440.0	253.2	359.6
U.S. Dollars	306.7	415.7	210.2	360.8
Foreign exchange	5.0	9.5	2.3	5.2
Equities(2)	103.1	120.7	81.6	105.6
Commodities	0.2	1.8	0.1	0.1
Less diversification effect	(44.4)	―	―	(49.1)
Total	519.9	578.8	450.3	560.0

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:
(1)The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.
The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2025 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2024	¥454.30
July—September 2024	431.25
October—December 2024	457.07
January—March 2025	482.68

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
Operational Risk Management
The holding company has established, based on its Executive Committee’s determination, the MUFG Operational Risk Management Policy as a group-wide policy for managing operational risk. This policy sets forth the core principles regarding operational risk management, including the definition of operational risk, and the risk management system and processes. Pursuant to the policy, under the oversight of the board of directors, the Executive Committee formulates fundamental principles of operational risk management and establishes and maintains a risk management system as it considers appropriate. The Chief Risk Officer is responsible for recognizing, evaluating, and appropriately managing operational risk in accordance with the fundamental principles formulated by the board of directors and the Executive Committee. A division in charge of operational risk management has been established that is independent of business promotion sections to manage overall operational risk in a comprehensive manner. In addition, senior management receives regular reports on the status of our business operations from the perspective of managing operational risk in accordance with the fundamental principles. These fundamental principles have also been approved by the boards of directors of the major subsidiaries, providing a consistent framework for operational risk management of the Group. The diagram below sets forth the operational risk management system of each major banking subsidiary:

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
We have established the “MUFG AI Policy” to ensure the safe, appropriate and secure use of AI. Under this policy, we are working to strengthen our AI risk management framework as a business entity engaged in AI utilization.
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

The Standardized Measurement Approach for Operational Risk
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
MUFG Internal Audit Activity Charter
In April 2019, we adopted “MUFG Internal Audit Activity Charter”, which defines our basic policies for Internal Audit, including its purposes and roles and the organizational positioning of the internal audit function.
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
Fees Waived or Paid by the Depositary
The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include the expenses relating to the delivery of annual reports, dividend fund remittances, stationery, postage and photocopying. For the fiscal year ended March 31, 2025, the Depositary waived $131,226.48 of standard out-of-pocket expenses.
The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based and conditioned on the number of outstanding ADSs and the amount of dividend fees collected by the Depositary. For the fiscal year ended March 31, 2025, the Depositary reimbursed us $1.0 million for such expenses.

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
Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2025.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2025 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31,2025.
The effectiveness of our internal control over financial reporting as of March 31, 2025 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 157.
Remediation of a Previously Reported Material Weakness in Internal Control over Financial Reporting
As described in our previous Annual Report on Form 20-F, management concluded that our internal control over financial reporting was not effective as of March 31, 2024, due to a material weakness which our management identified relating to a deficiency in the design of a then-existing internal control over the review and approval of non-routine US GAAP accounting treatment considerations.
During the fiscal year ended March 31, 2025, management completed the design and implementation of remediation actions that included enhancement of the design of our internal control over the review and approval of non-routine US GAAP accounting treatment considerations to address this material weakness to prevent similar errors from occurring again in the future. The remediation actions are designed to:
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
Management also completed evaluation and testing of the enhanced internal control over financial reporting during the fiscal year ended March 31, 2025, and determined, through such evaluation and testing, that the enhanced internal control over financial reporting was appropriately designed and effectively operating to conclude that the above-described material weakness had been remediated as of March 31, 2025.
Changes in Internal Control Over Financial Reporting
Except the remediated material weakness noted above, during the period covered by this Annual Report, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group):
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) ("MUFG") and subsidiaries (together, the "MUFG Group") as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements as of and for the year ended March 31, 2025, of the MUFG Group and our report dated July 7, 2025, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the MUFG Group’s change in accounting principle.
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
July 7, 2025

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
Item 16B.     Code of Ethics.
We have adopted a code of ethics, which consists of internal rules named MUFG Group Code of Conduct, compliance policy, compliance manual, regulations for corporate executives and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The MUFG Group Code of Conduct was most recently amended on April 1, 2025 primarily to re-emphasize the values of integrity and responsibility and the importance of adherence to applicable laws and regulations and to reflect legal and regulatory changes. A copy of the MUFG Group Code of Conduct and the sections of our compliance policy, compliance manual, regulations for corporate executives and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11(a) to this Annual Report.
No waivers of the MUFG Group Code of Conduct or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2025.
Item 16C.     Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu LLC
The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2024 and 2025 are presented in the following table:

	2024	2025
	(in millions)
Audit fees	¥8,981	¥9,154
Audit-related fees	578	572
Tax fees	104	68
Total	¥9,663	¥9,794
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
When MUFG or a subsidiary intends to engage Deloitte Touche Tohmatsu LLC to perform audit and permitted non-audit services, all such services must be approved by our audit committee prior to engagement based either on a pre-approved list of specified services or on an individual application for pre-approval.

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
Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% of the total fees paid to Deloitte Touche Tohmatsu LLC for each of the fiscal years ended March 31, 2024 and 2025.
Item 16D.     Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2024	2,436	¥1519.32	—	—
May 1 to May 31, 2024	25,641,344	1,567.83	25,639,300	54,360,700
June 1 to June 30, 2024	37,028,383	1,615.09	37,026,800	—
July 1 to July 31, 2024	3,094	1,749.76	—	—
August 1 to August 31, 2024	2,432	1,561.60	—	—
September 1 to September 30, 2024	1,985	1,476.48	—	—
October 1 to October 31, 2024	2,333	1,533.98	—	—
November 1 to November 30, 2024	22,540,700	1,809.38	22,539,100	207,460,900
December 1 to December 31, 2024	42,218,123	1,814.07	42,215,900	165,245,000
January 1 to January 31, 2025	31,524,146	1,905.85	31,522,200	133,722,800
February 1 to February 28, 2025	32,398,772	1,947.17	32,397,000	101,325,800
March 1 to March 31, 2025	30,079,685	1,977.36	30,078,300	―
Total	221,443,433	¥1806.51	221,418,600	—

Notes:
(1)The shares purchased were shares constituting less than one unit (100 shares) purchased from registered holders of the shares, each at the current market price, in addition to those purchased as part of the publicly announced program described in Note (2) below.
(2)During May 2024 to June 2024, we repurchased 62,666,100 shares of our common stock for ¥99,999,986,737 under a share repurchase program that was adopted on May 15, 2024 and completed in June 2024. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 80,000,000 shares of our common stock and ¥100 billion between May 16, 2024 and June 30, 2024. Also, During November 2024 to March 2025, we repurchased 158,752,500 shares of our common stock for ¥299,999,995,801 under a share repurchase program that was adopted on November 14, 2024 and completed in March 2025. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 230,000,000 shares of our common stock and ¥300 billion between November 15, 2024 and March 31, 2025. In addition, we cancelled 270,000,000 shares of our common stock held in treasury on November 29, 2024.

(3)On May 15, 2025, the Board of Directors approved a share repurchase program under which we were authorized to repurchase up to the lesser of 175,000,000 shares of our common stock and ¥250 billion between May 16, 2025 and July 31, 2025. Under the program, we have repurchased an aggregate of 86,587,600 shares for ¥169,973,523,507 as of June 30, 2025.
We did not make any purchases of shares of our common stock other than as shown herein for the fiscal year ended March 31, 2025.
In connection with the Performance-based Stock Compensation Plans, 9,080,700 shares of MUFG common stock were purchased by the trustee of the plan trust in May 2024.
In connection with the Share-Based Compensation Plan for Domestic Employees of Major Subsidiaries, 2,786,900 shares of MUFG common stock were purchased by the trustee of the plan trust in May 2024.
In connection with the MUFG Americas Holdings Corporation Stock Bonus Plan, 5,380,623 ADSs were purchased by the trustee of the independent trust between April 1, 2024 and March 31, 2025.
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
As of the date of this Annual Report, we have nine outside directors as members of our board of directors, which consists of a total of sixteen members. Under our governance system, we are required to have independent outside directors on each of our nominating, audit and compensation committees, constituting a majority of its members. For a description of an outside director, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”
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
We have adopted a code of conduct, compliance policy, compliance manual, regulations for corporate executives and rules of employment, which meet the definition of “code of ethics” in “Item 16B. Code of Ethics.”
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

Item 16K.     Cybersecurity
Overview

As a financial institution operating globally, we are exposed to various cybersecurity risks, including ransomware, phishing, and distributed denial of service attacks. These risks are often influenced by criminal activity, international conflicts and other threat environments but are becoming increasingly more sophisticated and complex to deal with. We take seriously our responsibilities for securing the assets entrusted to us by our customers against cybersecurity threats and our obligation to provide secure and stable financial services. We have identified risks and threats posed by cyber-attacks and other relevant events as one of our top risks and have been developing and implementing cybersecurity measures under management leadership. During the fiscal year ended March 31, 2025, we did not identify any cybersecurity threats that have materially affected, or were reasonably likely to materially affect, our business strategy, results of operations or financial condition.
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
Cybersecurity Risk Management Process
We manage cybersecurity risk as a subset of IT risk, which is included in the broader risk category of operational risk. Operational risk is defined as the risk of potential loss resulting from inadequate or ineffective internal processes, people and systems, or due to external events. Cybersecurity risk management is integrated into our comprehensive risk management framework where we have adopted a three lines of defense approach. The first line of defense is the Cyber Security Division, which is the team primarily responsible for identifying and mitigating risks as well as designing and executing controls to manage cybersecurity risk. The second line of defense is the Corporate Risk Management Division, which reports to the Group Chief Risk Officer (CRO) and which is responsible for assessing and monitoring cybersecurity risk as well as testing the effectiveness of cybersecurity risk controls independently from the first line. The third line of defense is the Internal Audit Division, which audits the effectiveness of first-line and second-line cybersecurity risk management.
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
Governance
The Group Chief Information Officer (CIO) is responsible for operating and maintaining our cybersecurity risk management program and regularly reports on significant cybersecurity-related matters to the Board of Directors as well as the Executive Committee. In the fiscal year ended March 31, 2025, the cybersecurity-related matters reported on by the Group CIO to the Board of Directors included a plan for enhancing our global group-wide cybersecurity governance program such as updating the global risk assessment framework and securing resources. The Group CIO receives direct reporting from the Group CISO, who, as the most senior manager responsible for cybersecurity risk, supervises the Cyber Security Division. The Cyber Security Division receives information on cybersecurity incidents from the CSIRTs in accordance with our policies and procedures, supervises and coordinates incident response at our group companies, and provides relevant information to the Group CISO, the Group CIO, the Corporate Risk Management Division and, as appropriate, other senior management members. Our current Group CIO has over twenty years of experience in IT management, including cybersecurity risk management, and has experience as a member of a government information security organization. Similarly, the current Group CISO and senior members of the Cyber Security Division have extensive cybersecurity management experience and expertise, with many members participating in financial industry information security organizations, including the F-ISAC.
The Board of Directors decides key cybersecurity risk management policies and oversees the execution of our cybersecurity risk management program on a global group-wide basis as part of its responsibility for deciding key management policies and overseeing management. The Board of Directors is informed by, and discusses with, the Group CIO, the Group CRO, who is responsible for assessing and overseeing management of material risks on a global group-wide basis, and other management members on important matters relating to risks from cybersecurity threats and management of such risks, while being assisted by board committees, including the Risk Committee and the Audit Committee, with the oversight of the execution of duties related to cybersecurity risk management carried out by directors and corporate executives. The Risk Committee receives reports from management and the Corporate Risk Management Division on, among other things, cybersecurity threats and incidents, risk trends in cybersecurity threat indicators, and the results of evaluations of the effectiveness of first-line controls in cybersecurity threat prevention and detection conducted by external consultants or audit firms, and discusses and makes recommendations to the Board of Directors on material cybersecurity risk-related matters. The Audit Committee obtains reports from management, the Internal Audit Division and external auditors on risks from cybersecurity threats, the management of such risks, and the design and operation of the corporate governance framework for cybersecurity risk management and, based on its analysis and expertise, assists the oversight of cybersecurity risk management by the Board of Directors.

PART III

Item 17.     Financial Statements.
In lieu of responding to this item, we have responded to Item 18 of this Annual Report.
Item 18.     Financial Statements.
Our consolidated financial statements are included in this Annual Report, as required by this item, starting on page F-1.
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2022, 2023 and 2024, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 21, 2025.
Item 19.     Exhibits.

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2022 (English translation)*
1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)**
1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2022 (English translation)***
1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on August 2, 2022 (English Translation)*
1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2024 (English translation)*
1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)**
1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)**
1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)**
2(a)	Form of American Depositary Receipt**
2(b)
Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder**

2(c)	Description of Securities*
8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”
11(a)
MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

11(b)	MUFG Insider Trading Control Policy and Insider Trading Control Rule
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
97	MUFG Executive Compensation Recovery Policy*
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2025****
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2025*****
99(c)	Financial Statements and Supplementary Data of Morgan Stanley******

Exhibit	Description
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

Notes:
*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 30, 2024.
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
******    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 21, 2025.

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
The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2023, 2024 and 2025. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. Average balances in the tables include those relating to the assets and liabilities held for sale of MUFG Union Bank. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2023 (As Adjusted)			2024 (As Adjusted)			2025
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥36,816,513	¥29,336	0.08%	¥37,958,267	¥41,525	0.11%	¥90,964,345	¥223,695	0.25%
Foreign	14,315,207	330,961	2.31	13,640,358	670,938	4.92	11,400,477	564,772	4.95
Total	51,131,720	360,297	0.70	51,598,625	712,463	1.38	102,364,822	788,467	0.77
Call loans and funds sold:
Domestic	1,196,362	3,677	0.31	2,009,892	2,342	0.12	792,736	6,182	0.78
Foreign	583,188	16,177	2.77	702,269	29,480	4.20	844,228	29,107	3.45
Total	1,779,550	19,854	1.12	2,712,161	31,822	1.17	1,636,964	35,289	2.16
Receivables under resale agreements:
Domestic	5,938,649	(21,610)	(0.36)	6,390,414	(13,660)	(0.21)	6,240,796	(4,491)	(0.07)
Foreign	8,094,199	141,378	1.75	9,342,641	417,024	4.46	12,095,700	738,030	6.10
Total	14,032,848	119,768	0.85	15,733,055	403,364	2.56	18,336,496	733,539	4.00
Receivables under securities borrowing transactions:
Domestic	2,115,629	16,330	0.77	2,169,748	27,039	1.25	2,318,381	34,039	1.47
Foreign	1,817,214	27,114	1.49	2,033,934	96,316	4.74	2,530,390	123,848	4.89
Total	3,932,843	43,444	1.10	4,203,682	123,355	2.93	4,848,771	157,887	3.26
Trading account assets:
Domestic	11,245,370	57,270	0.51	12,257,370	59,742	0.49	11,013,332	64,661	0.59
Foreign	21,087,361	494,102	2.34	21,977,874	742,737	3.38	27,529,123	1,068,900	3.88
Total	32,332,731	551,372	1.71	34,235,244	802,479	2.34	38,542,455	1,133,561	2.94
Investment securities(1):
Domestic	50,504,454	165,188	0.33	48,966,375	175,044	0.36	43,822,266	258,977	0.59
Foreign	12,627,283	383,076	3.03	12,584,955	545,807	4.34	12,791,656	561,328	4.39
Total	63,131,737	548,264	0.87	61,551,330	720,851	1.17	56,613,922	820,305	1.45
Loans(2):
Domestic	68,042,979	746,937	1.10	68,605,472	917,073	1.34	73,270,847	975,760	1.33
Foreign	57,204,103	2,246,803	3.93	55,244,861	3,445,913	6.24	57,387,038	3,620,766	6.31
Total	125,247,082	2,993,740	2.39	123,850,333	4,362,986	3.52	130,657,885	4,596,526	3.52
Total interest-earning assets:
Domestic	175,859,956	997,128	0.57	178,357,538	1,209,105	0.68	228,422,703	1,558,823	0.68
Foreign	115,728,555	3,639,611	3.14	115,526,892	5,948,215	5.15	124,578,612	6,706,751	5.38
Total	291,588,511	4,636,739	1.59	293,884,430	7,157,320	2.44	353,001,315	8,265,574	2.34
Non-interest-earning assets:
Cash and due from banks	54,310,708			54,549,216			4,717,806
Other non-interest-earning assets	52,136,680			56,163,622			59,585,183
Allowance for credit losses	(1,373,283)			(1,289,284)			(1,362,890)
Total non-interest-earning assets	105,074,105			109,423,554			62,940,099
Total assets	¥396,662,616			¥403,307,984			¥415,941,414

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
(3)See “Basis of Financial Statements” in Note 1 to our consolidated financial statements included in this annual report for information on the adjustments of balances at and/or for the fiscal years ended March 31, 2023 (As Adjusted) and 2024 (As Adjusted).

	Fiscal years ended March 31,
	2023 (As Adjusted)			2024 (As Adjusted)			2025
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥143,977,238	¥100,837	0.07%	¥148,636,503	¥243,534	0.16%	¥148,855,516	¥364,637	0.24%
Foreign	55,179,620	1,077,432	1.95	56,339,818	2,286,656	4.06	62,746,524	2,473,964	3.94
Total	199,156,858	1,178,269	0.59	204,976,321	2,530,190	1.23	211,602,040	2,838,601	1.34
Call money and funds purchased:
Domestic	2,876,551	(238)	(0.01)	3,201,180	(70)	(0.00)	4,517,953	10,433	0.23
Foreign	156,406	4,021	2.57	28,351	2,366	8.35	66,601	4,373	6.57
Total	3,032,957	3,783	0.12	3,229,531	2,296	0.07	4,584,554	14,806	0.32
Payables under repurchase agreements:
Domestic	20,895,775	308,826	1.48	19,048,334	525,262	2.76	19,741,256	477,453	2.42
Foreign	10,620,302	169,905	1.60	12,026,672	545,556	4.54	15,826,812	883,346	5.58
Total	31,516,077	478,731	1.52	31,075,006	1,070,818	3.45	35,568,068	1,360,799	3.83
Payables under securities lending transactions:
Domestic	451,216	486	0.11	771,495	1,698	0.22	435,271	1,839	0.42
Foreign	50,939	687	1.35	83,230	5,698	6.85	52,982	8,779	16.57
Total	502,155	1,173	0.23	854,725	7,396	0.87	488,253	10,618	2.17
Commercial paper:
Domestic	1,414,564	(439)	(0.03)	1,324,375	287	0.02	1,285,129	4,130	0.32
Foreign	4,863,555	130,175	2.68	5,700,860	312,229	5.48	6,331,140	315,132	4.98
Total	6,278,119	129,736	2.07	7,025,235	312,516	4.45	7,616,269	319,262	4.19
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	14,486,918	31,123	0.21	11,608,055	45,169	0.39	18,465,565	79,847	0.43
Foreign	3,803,241	30,918	0.81	3,197,341	46,558	1.46	2,879,405	49,818	1.73
Total	18,290,159	62,041	0.34	14,805,396	91,727	0.62	21,344,970	129,665	0.61
Long-term debt:
Domestic	34,480,413	331,588	0.96	37,478,426	459,134	1.23	27,363,764	441,465	1.61
Foreign	2,073,485	48,804	2.35	1,598,846	58,320	3.65	1,633,802	62,161	3.80
Total	36,553,898	380,392	1.04	39,077,272	517,454	1.32	28,997,566	503,626	1.74
Total interest-bearing liabilities:
Domestic	218,582,675	772,183	0.35	222,068,368	1,275,014	0.57	220,664,454	1,379,804	0.63
Foreign	76,747,548	1,461,942	1.90	78,975,118	3,257,383	4.12	89,537,266	3,797,573	4.24
Total	295,330,223	2,234,125	0.76	301,043,486	4,532,397	1.51	310,201,720	5,177,377	1.67
Non-interest-bearing liabilities	85,129,799			82,912,925			85,809,824
Total equity	16,202,594			19,351,573			19,929,870
Total liabilities and equity	¥396,662,616			¥403,307,984			¥415,941,414
Net interest income and interest rate spread		¥2,402,614	0.83%		¥2,624,923	0.93%		¥3,088,197	0.67%
Net interest income as a percentage of total interest-earning assets			0.82%			0.89%			0.87%

Note:
(1)See “Basis of Financial Statements” in Note 1 to our consolidated financial statements included in this annual report for information on the adjustments of balances at and/or for the fiscal years ended March 31, 2023 (As Adjusted) and 2024 (As Adjusted).
The percentage of total average assets attributable to foreign activities was 35.4%, 35.2% and 36.8% respectively, for the fiscal years ended March 31, 2023, 2024 and 2025.
The percentage of total average liabilities attributable to foreign activities was 35.4%, 31.6% and 32.4%, respectively, for the fiscal years ended March 31, 2023, 2024 and 2025.

Analysis of Net Interest Income
The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023, and the fiscal year ended March 31, 2025 compared to the fiscal year ended March 31, 2024.

	Fiscal year ended March 31, 2023 versus fiscal year ended March 31, 2024 (As Adjusted)			Fiscal year ended March 31, 2024 (As Adjusted) versus fiscal year ended March 31, 2025
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥936	¥11,253	¥12,189	¥96,201	¥85,969	¥182,170
Foreign	(16,308)	356,285	339,977	(110,930)	4,764	(106,166)
Total	(15,372)	367,538	352,166	(14,729)	90,733	76,004
Call loans and funds sold:
Domestic	1,689	(3,024)	(1,335)	(2,194)	6,034	3,840
Foreign	3,786	9,517	13,303	5,394	(5,767)	(373)
Total	5,475	6,493	11,968	3,200	267	3,467
Receivables under resale agreements:
Domestic	(1,538)	9,488	7,950	313	8,856	9,169
Foreign	24,866	250,780	275,646	142,971	178,035	321,006
Total	23,328	260,268	283,596	143,284	186,891	330,175
Receivables under securities borrowing transactions:
Domestic	428	10,281	10,709	1,944	5,056	7,000
Foreign	3,600	65,602	69,202	24,203	3,329	27,532
Total	4,028	75,883	79,911	26,147	8,385	34,532
Trading account assets:
Domestic	5,004	(2,532)	2,472	(6,474)	11,393	4,919
Foreign	21,670	226,965	248,635	205,180	120,983	326,163
Total	26,674	224,433	251,107	198,706	132,376	331,082
Investment securities(2)：
Domestic	(5,147)	15,003	9,856	(20,053)	103,986	83,933
Foreign	(1,288)	164,019	162,731	9,027	6,494	15,521
Total	(6,435)	179,022	172,587	(11,026)	110,480	99,454
Loans:
Domestic	6,224	163,912	170,136	62,142	(3,455)	58,687
Foreign	(79,444)	1,278,554	1,199,110	134,806	40,047	174,853
Total	(73,220)	1,442,466	1,369,246	196,948	36,592	233,540
Total interest income:
Domestic	7,596	204,381	211,977	131,879	217,839	349,718
Foreign	(43,118)	2,351,722	2,308,604	410,651	347,885	758,536
Total	¥(35,522)	¥2,556,103	¥2,520,581	¥542,530	¥565,724	¥1,108,254

Notes:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)See “Basis of Financial Statements” in Note 1 to our consolidated financial statements included in this annual report for information on the adjustments of balances at and/or for the fiscal years ended March 31, 2023 (As Adjusted) and 2024 (As Adjusted).

	Fiscal year ended March 31, 2023 versus fiscal year ended March 31, 2024 (As Adjusted)			Fiscal year ended March 31, 2024 (As Adjusted) versus fiscal year ended March 31, 2025
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥3,366	¥139,331	¥142,697	¥360	¥120,743	¥121,103
Foreign	23,121	1,186,103	1,209,224	254,093	(66,785)	187,308
Total	26,487	1,325,434	1,351,921	254,453	53,958	308,411
Call money and funds purchased:
Domestic	(24)	192	168	(17)	10,520	10,503
Foreign	(5,267)	3,612	(1,655)	2,604	(597)	2,007
Total	(5,291)	3,804	(1,487)	2,587	9,923	12,510
Payables under repurchase agreements:
Domestic	(29,494)	245,930	216,436	18,571	(66,380)	(47,809)
Foreign	25,278	350,373	375,651	195,352	142,438	337,790
Total	(4,216)	596,303	592,087	213,923	76,058	289,981
Payables under securities lending transactions:
Domestic	491	721	1,212	(959)	1,100	141
Foreign	674	4,337	5,011	(2,670)	5,751	3,081
Total	1,165	5,058	6,223	(3,629)	6,851	3,222
Commercial paper:
Domestic	26	700	726	(9)	3,852	3,843
Foreign	25,724	156,330	182,054	32,795	(29,892)	2,903
Total	25,750	157,030	182,780	32,786	(26,040)	6,746
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	(7,172)	21,218	14,046	29,182	5,496	34,678
Foreign	(5,579)	21,219	15,640	(4,931)	8,191	3,260
Total	(12,751)	42,437	29,686	24,251	13,687	37,938
Long-term debt:
Domestic	30,734	96,812	127,546	(141,972)	124,303	(17,669)
Foreign	(12,977)	22,493	9,516	1,294	2,547	3,841
Total	17,757	119,305	137,062	(140,678)	126,850	(13,828)
Total interest expense:
Domestic	(2,073)	504,904	502,831	(94,844)	199,634	104,790
Foreign	50,974	1,744,467	1,795,441	478,537	61,653	540,190
Total	¥48,901	¥2,249,371	¥2,298,272	¥383,693	¥261,287	¥644,980
Net interest income:
Domestic	¥9,669	¥(300,523)	¥(290,854)	¥226,723	¥18,205	¥244,928
Foreign	(94,092)	607,255	513,163	(67,886)	286,232	218,346
Total	¥(84,423)	¥306,732	¥222,309	¥158,837	¥304,437	¥463,274

Note:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)See “Basis of Financial Statements” in Note 1 to our consolidated financial statements included in this annual report for information on the adjustments of balances at and/or for the fiscal years ended March 31, 2023 (As Adjusted) and 2024 (As Adjusted).

II. Investments in Debt Securities

The following table presents the book values, maturities and weighted average yields of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2025. Weighted average yields are calculated based on amortized cost, excluding the effect of hedging derivatives. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥16,445,506	0.08%	¥1,527,167	0.74%	¥1,512,703	0.91%	¥2,598,481	1.58%	¥22,083,857	0.37%
Japanese prefectural and municipal bonds	119,746	0.13	112,660	0.09	77,592	0.14	—	—	309,998	0.12
Foreign government and official institution bonds	1,127,613	2.56	2,021,521	2.93	900,460	4.08	28,875	6.13	4,078,469	3.11
Corporate bonds	120,024	1.18	644,157	1.17	133,995	0.79	5,707	0.63	903,883	1.11
Residential mortgage-backed securities	1,474	0.61	7,652	0.76	209,173	0.72	903,952	0.73	1,122,251	0.73
Asset-backed securities	185,183	2.31	1,208,233	3.67	16,898	1.71	1,837	6.42	1,412,151	3.47
Other debt securities	393,391	1.84	109,057	5.52	111	8.11	—	—	502,559	2.64
Total	¥18,392,937	0.30%	¥5,630,447	2.29%	¥2,850,932	1.87%	¥3,538,852	1.41%	¥30,413,168	0.95%

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,743,170	0.03%	¥6,474,322	0.07%	¥5,650,402	0.60%	¥486,540	0.64%	¥14,354,434	0.30%
Japanese prefectural and municipal bonds	95,514	0.26	1,052,679	0.21	1,397,434	0.54	—	—	2,545,627	0.39
Corporate bonds	15,600	0.20	199,349	0.61	—	—	—	—	214,949	0.58
Residential mortgage -backed securities	—	—	—	—	—	—	4,690,277	4.75	4,690,277	4.75
Asset-backed securities	—	—	—	—	596,364	4.98	870,534	5.49	1,466,898	5.28
Total	¥1,854,284	0.04%	¥7,726,350	0.11%	¥7,644,200	0.93%	¥6,047,351	4.52%	¥23,272,185	1.52%

III. Loan Portfolio
The following table shows the maturities of our loan portfolio at March 31, 2025:

	Maturity
	One year or less	One to five years	Five to 15 years	Over 15 years	Total
	(in millions)
Commercial
Domestic	¥30,987,779	¥20,788,236	¥8,324,410	¥1,568,908	¥61,669,333
Foreign	22,746,952	19,145,104	4,059,257	296,506	46,247,819
Residential	666,897	2,431,977	5,082,562	4,380,344	12,561,780
Card	303,407	183,004	12,362	—	498,773
Krungsri	3,261,691	3,008,639	1,675,310	901,268	8,846,908
Other	854,100	938,374	225,489	38,729	2,056,692
Total	¥58,820,826	¥46,495,334	¥19,379,390	¥7,185,755	¥131,881,305
Unearned income, unamortized premiums—net and deferred loan fees—net					(442,790)
Total					¥131,438,515
The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2025 are shown below:

	Predetermined rate	Floating or adjustable rate	Total
	(in millions)
Commercial
Domestic	¥19,788,957	¥10,892,597	¥30,681,554
Foreign	1,431,889	22,068,978	23,500,867
Residential	1,671,714	10,223,169	11,894,883
Card	195,366	—	195,366
Krungsri	2,869,630	2,715,587	5,585,217
Other	846,785	355,807	1,202,592
Total	¥26,804,341	¥46,256,138	¥73,060,479

IV. Allowance for Credit Losses
The following table shows an allocation of our allowance for credit losses, credit ratios, and components for ratio calculations at March 31, 2024 and 2025:

	2024 (As Adjusted)		2025
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Commercial
Domestic	¥392,528	44.78%	¥324,787	46.76%
Foreign	352,986	36.88	286,835	35.06
Residential	56,964	9.73	49,607	9.53
Card	36,423	0.38	40,927	0.38
Krungsri	405,211	6.86	423,857	6.71
Other	112,849	1.37	117,062	1.56
Allowance for credit losses Total	¥1,356,961	100.00%	¥1,243,075	100.00%

Loans, net of unearned income, unamortized premiums and deferred loan fees	¥127,910,303		¥131,438,515
Nonaccrual loans	¥1,322,906		¥996,959
Allowance for credit losses as a percentage of loans	1.06%		0.95%
Nonaccrual loans as a percentage of loans	1.03%		0.76%
Allowance for credit losses as a percentage of Nonaccrual loans	102.57%		124.69%

Note:
(1)See “Basis of Financial Statements” in Note 1 to our consolidated financial statements included in this annual report for information on the adjustments of balances at and/or for the fiscal year ended March 31, 2024 (As Adjusted).

The following table shows ratio of net charge-offs to average loans outstanding for the fiscal years ended March 31, 2023, 2024 and 2025:

	Fiscal years ended March 31,
	2023 (As Adjusted)			2024 (As Adjusted)			2025
	Net charge-offs	Average loans outstanding	Ratio	Net charge-offs	Average loans outstanding	Ratio	Net charge-offs	Average loans outstanding	Ratio
	(in millions, except percentages)
Commercial
Domestic	¥128,300	¥54,556,136	0.24%	¥34,267	¥55,649,331	0.06%	¥1,888	¥60,138,504	0.00%
Foreign	11,696	41,259,989	0.03	24,037	45,314,415	0.05	40,813	46,846,684	0.09
Residential	629	13,020,801	0.00	1,283	12,481,513	0.01	628	12,646,144	0.00
Card	17,535	466,042	3.76	20,307	474,628	4.28	21,103	486,199	4.34
Krungsri	73,771	7,581,315	0.97	147,785	8,326,493	1.77	159,303	8,635,694	1.84
Other	31,416	8,362,799	0.38	21,460	1,603,953	1.34	42,524	1,904,660	2.23
Total	¥263,347	¥125,247,082	0.21%	¥249,139	¥123,850,333	0.20%	¥266,259	¥130,657,885	0.20%

Note:
(1)See “Basis of Financial Statements” in Note 1 to our consolidated financial statements included in this annual report for information on the adjustments of balances at and/or for the fiscal years ended March 31, 2023 (As Adjusted) and 2024 (As Adjusted).

V. Deposits
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2023, 2024 and 2025:

	Fiscal years ended March 31,
	2023 (As Adjusted)		2024 (As Adjusted)		2025
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥34,108,393	—%	¥35,736,511	—%	¥35,141,334	—%
Interest-bearing demand deposits	103,411,286	0.06	107,034,059	0.15	109,200,798	0.22
Deposits at notice	1,556,368	0.03	1,491,428	0.07	1,154,956	0.15
Time deposits	36,563,214	0.11	37,319,953	0.21	36,574,855	0.33
Certificates of deposit	2,446,370	0.01	2,791,063	0.02	1,924,907	0.16
Foreign offices:
Non-interest-bearing demand deposits	2,916,044	—	2,610,110	—	2,655,570	—
Interest-bearing deposits, principally time deposits and certificates of deposit	55,179,620	1.95	56,339,818	4.06	62,746,524	3.94
Total	¥236,181,295		¥243,322,942		¥249,398,944

Note:
(1)See “Basis of Financial Statements” in Note 1 to our consolidated financial statements included in this annual report for information on the adjustments of balances at and/or for the fiscal years ended March 31, 2023 (As Adjusted) and 2024 (As Adjusted).
Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.
The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2023, 2024 and 2025 were ¥945,588 million, ¥1,313,848 million and ¥1,392,267 million, respectively.
At March 31, 2024 (As Adjusted) and 2025, our uninsured deposits were ¥158,466 billion and ¥162,771 billion, respectively. Our uninsured deposits consist of (1) the portion of deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) deposits that are otherwise uninsured (including for example, uninsured account deposits in domestic offices, uninsured account deposits in foreign offices, or the portion of deposits in foreign offices that are in excess of any country-specific insurance fund limit). Under the Deposit Insurance Act in Japan, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits in domestic offices, except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Domestic office's deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits in domestic offices are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit.
At March 31, 2025, (1) the portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) time deposits that are otherwise uninsured (including for example, uninsured account time deposits in domestic offices, uninsured account time deposits in foreign offices, or the portion of time deposits in foreign offices that are in excess of any country-specific insurance fund limit), by remaining maturity, are shown in the following table:

	Portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan	Time deposits that are otherwise uninsured	Total
	(in millions)
Three months or less	¥7,952,302	¥31,009,258	¥38,961,560
Over three months through six months	4,700,130	8,888,055	13,588,185
Over six months through twelve months	5,330,770	4,234,134	9,564,904
Over twelve months	3,996,434	1,149,600	5,146,034
Total	¥21,979,636	¥45,281,047	¥67,260,683

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group)
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2024 and 2025, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”) (all expressed in Japanese yen). In our opinion, the financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the MUFG Group’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 7, 2025, expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 1 to the financial statements, effective April 1, 2024, the MUFG Group changed the fiscal year end of a subsidiary’s financial statements that are consolidated into MUFG from December 31 to March 31. The change was retrospectively applied to fiscal years ended March 31, 2023 and 2024.
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

The determination of the allowance for credit losses for the Commercial and Krungsri segments required management to make significant judgments due to the subjectivity and uncertainty associated with expectations of future economic conditions. Due to the heightened volatility and uncertainty primarily arising from changes in global economic conditions, inflation, monetary and trade policies, and geopolitical situations, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario.

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

Allowance for Credit Losses — Krungsri Segment — Qualitative Adjustments—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description

The allowance for credit losses includes qualitative adjustments to cover losses that are expected but were not reflected in the modeled allowance.

The determination of the allowance for credit losses for the Krungsri segment required management to make significant judgments due to the subjectivity and uncertainty associated with the development of qualitative adjustments. There was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to develop certain qualitative adjustments to capture the effects on modeled expected credit losses primarily arising from inflation and temporary relief measures for the Krungsri segment.

Thus, we identified certain qualitative adjustments included in the allowance for credit losses for certain loans within the Krungsri segment as a critical audit matter. Auditing these significant assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists, when performing audit procedures to evaluate the reasonableness of these significant assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to certain qualitative adjustments included in the allowance for credit losses for certain loans within the Krungsri segment included the following, among others:

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
Allowance for Credit Losses—Commercial Segment—Internal Credit Rating—Refer to Notes 1 and 4 to the Financial Statements
Critical Audit Matter Description

The determination of the allowance for credit losses for the Commercial segment required management to make significant judgments, due to the subjectivity and uncertainty associated with the determination of internal credit rating for borrowers who were experiencing weakness in their business performance, which were highly dependent on the estimation of a borrower’s performance and business sustainability. When these borrowers’ performance and business sustainability were affected by changes in the external and internal business environment, including changes in global economic conditions, inflation, monetary and trade policies, and geopolitical situations, there was a particularly high degree of uncertainty necessitating subjective judgments to be made by management to determine the borrowers’ internal credit rating.

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

July 7, 2025
We have served as the MUFG Group’s auditor since 1976.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2024 AND 2025

(in millions)	2024 (As Adjusted)	2025
ASSETS
Cash and due from banks (Note 9)	¥4,416,646	¥4,591,186
Interest-earning deposits in other banks (Note 9)	105,701,977	104,706,928
Cash, due from banks and interest-earning deposits in other banks	110,118,623	109,298,114
Call loans and funds sold	1,738,416	1,675,996
Receivables under resale agreements (Note 15)	18,823,942	18,781,735
Receivables under securities borrowing transactions (Note 15)	5,000,816	5,700,568
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,370,330 and ¥9,276,102 in 2024 and 2025) (including ¥19,716,612 and ¥22,492,917 measured at fair value under the fair value option in 2024 and 2025) (Notes 9, 15, 23 and 31)	49,769,406	59,417,128
Investment securities (Notes 3, 9 and 31):
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥6,078,544 and ¥5,907,604 in 2024 and 2025)	31,422,967	30,413,168
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥7,345,438 and ¥8,065,154 in 2024 and 2025) (fair value of ¥24,557,514 and ¥22,646,993 in 2024 and 2025)	24,843,962	23,272,185
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥474 and ¥970 in 2024 and 2025) (including ¥5,649,151 and ¥4,029,561 in 2024 and 2025 measured at fair value)	6,132,369	4,633,194
Total investment securities	62,399,298	58,318,547
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥124,818 and ¥84,440 in 2024 and 2025) (Notes 4 and 9)	127,910,303	131,438,515
Allowance for credit losses (Note 4)	(1,356,961)	(1,243,075)
Net loans	126,553,342	130,195,440
Premises and equipment—net (Notes 5 and 7)	872,641	919,854
Customers’ acceptance liability	435,072	538,752
Intangible assets—net (Notes 2 and 6)	1,297,760	1,402,515
Goodwill (Notes 2 and 6)	493,758	558,164
Other assets (net of allowance for credit losses of ¥16,757 and ¥19,921 at March 31, 2024 and 2025) (Notes 7, 8, 9, 13, 14 and 31)	20,317,496	19,133,398
Total assets	¥397,820,570	¥405,940,211
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 25)
Cash and due from banks	¥10,146	¥8,641
Interest-earning deposits in other banks	34,166	22,136
Trading account assets	1,266,293	1,379,227
Investment securities	2,320,543	2,478,281
Loans	17,514,131	16,709,249
All other assets	1,463,380	1,890,684
Total assets of consolidated VIEs	¥22,608,659	¥22,488,218

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2024 AND 2025

(in millions, except shares)	2024 (As Adjusted)	2025
LIABILITIES AND EQUITY
Deposits (Notes 9 and 10):
Domestic offices:
Non-interest-bearing	¥36,105,211	¥34,154,307
Interest-bearing	147,169,199	149,768,412
Overseas offices:
Non-interest-bearing	2,699,605	2,665,734
Interest-bearing	61,161,985	62,826,553
Total deposits	247,136,000	249,415,006
Call money and funds purchased (Notes 9 and 11)	5,094,171	5,016,678
Payables under repurchase agreements (Notes 9, 15 and 16)	35,690,452	43,663,859
Payables under securities lending transactions (Notes 9, 15 and 16)	1,016,938	718,451
Due to trust account and other short-term borrowings (including ¥54,159 and ¥170,389 measured at fair value under the fair value option in 2024 and 2025) (Notes 9, 12 and 31)	15,801,323	28,399,567
Trading account liabilities (Notes 15, 23 and 31)	16,579,522	21,502,912
Bank acceptances outstanding	435,072	538,752
Long-term debt (including ¥234,909 and ¥153,742 measured at fair value under the fair value option in 2024 and 2025) (Notes 7, 9, 12 and 31)	40,012,819	21,022,407
Other liabilities (Notes 1, 7, 8, 9, 13, 14, 15, 16, 26 and 31)	17,537,186	16,412,841
Total liabilities	379,303,483	386,690,473
Commitments and contingent liabilities (Notes 24 and 26)
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 12,337,710,920 shares and 12,067,710,920 shares at March 31, 2024 and 2025, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	4,635,892	4,300,021
Retained earnings (Notes 19 and 33):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	9,086,490	9,821,359
Accumulated other comprehensive income, net of taxes (Note 20)	2,237,625	2,561,190
Treasury stock, at cost—610,482,347 common shares and 561,241,249 common shares at March 31, 2024 and 2025	(614,111)	(726,925)
Total Mitsubishi UFJ Financial Group shareholders’ equity	17,675,737	18,285,486
Noncontrolling interests	841,350	964,252
Total equity	18,517,087	19,249,738
Total liabilities and equity	¥397,820,570	¥405,940,211
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 25)
Other short-term borrowings	¥46,208	¥42,029
Long-term debt	379,017	370,917
All other liabilities	131,066	176,028
Total liabilities of consolidated VIEs	¥556,291	¥588,974
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(in millions)	2023 (As Adjusted)	2024 (As Adjusted)	2025
Interest income:
Loans, including fees (Note 4)	¥2,993,740	¥4,362,986	¥4,596,526
Deposits in other banks	360,297	712,463	788,467
Investment securities:
Interest	402,054	572,895	657,301
Dividends	146,210	147,956	163,004
Trading account assets	551,372	802,479	1,133,561
Call loans and funds sold	19,854	31,822	35,289
Receivables under resale agreements and securities borrowing transactions	163,212	526,719	891,426
Total	4,636,739	7,157,320	8,265,574
Interest expense:
Deposits	1,178,269	2,530,190	2,838,601
Call money and funds purchased	3,783	2,296	14,806
Payables under repurchase agreements and securities lending transactions	479,904	1,078,214	1,371,417
Due to trust account, other short-term borrowings and trading account liabilities	191,777	404,243	448,927
Long-term debt	380,392	517,454	503,626
Total	2,234,125	4,532,397	5,177,377
Net interest income	2,402,614	2,624,923	3,088,197
Provision for credit losses (Note 4)	7,285	258,795	121,790
Net interest income after provision for credit losses	2,395,329	2,366,128	2,966,407
Non-interest income:
Fees and commissions income (Note 27)	1,704,905	1,910,665	2,185,727
Foreign exchange gains (losses)—net (Note 28)	33,739	(296,487)	153,959
Trading account profits (losses)—net (Notes 28 and 31)	(781,310)	(703,913)	32,262
Investment securities gains (losses)—net (Note 3)	(256,941)	1,382,458	(832,533)
Equity in earnings of equity method investees—net (Note 14)	398,147	464,054	669,400
Gains (losses) on sales of loans including valuation adjustment for loans held for sale (Note 4)	(34,410)	(44,996)	41,660
Gain on sale of MUFG Union Bank (Note 2)	349,442	—	—
Other non-interest income	90,930	163,603	320,060
Total	1,504,502	2,875,384	2,570,535
Non-interest expense:
Salaries and employee benefits (Note 13)	1,347,523	1,406,498	1,473,650
Occupancy expenses—net (Notes 5 and 26)	162,923	156,885	160,032
Fees and commissions expenses	341,841	387,480	424,618
Outsourcing expenses, including data processing	352,130	320,560	325,057
Depreciation of premises and equipment (Note 5)	73,976	80,023	88,279
Amortization of intangible assets (Note 6)	274,962	288,538	295,129
Impairment of intangible assets (Note 6)	5,151	15,042	14,353
Insurance premiums, including deposit insurance	78,445	92,061	98,855
Communications	58,580	59,218	64,963
Taxes and public charges	101,097	107,154	113,107
Impairment of goodwill (Note 6)	33,553	—	150,089
Provision for (reversal of) off-balance sheet credit instruments	20,159	33,289	(727)
Reversal of impairment of assets held for sale (Note 2)	(134,141)	—	—
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank (Note 2)	282,540	—	—
Other non-interest expenses (Notes 5 and 26)	439,780	416,538	533,961
Total	3,438,519	3,363,286	3,741,366

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(in millions, except per share amount)	2023 (As Adjusted)	2024 (As Adjusted)	2025
Income before income tax expense	461,312	1,878,226	1,795,576
Income tax expense (Note 8)	46,751	500,657	527,938
Net income before attribution of noncontrolling interests	414,561	1,377,569	1,267,638
Net income attributable to noncontrolling interests	32,763	51,700	705
Net income attributable to Mitsubishi UFJ Financial Group	¥381,798	¥1,325,869	¥1,266,933
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥381,798	¥1,325,869	¥1,266,933
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥31.00	¥110.69	¥108.71
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	30.68	110.39	108.18
Weighted average common shares outstanding	12,318	11,979	11,654
Weighted average diluted common shares outstanding	12,319	11,981	11,655

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(in millions)	2023 (As Adjusted)	2024 (As Adjusted)	2025
Net income before attribution of noncontrolling interests	¥414,561	¥1,377,569	¥1,267,638
Other comprehensive income, net of tax (Note 20):
Net unrealized gains (losses) on investment securities	(201,112)	44,499	26,936
Net debt valuation adjustments	17,806	(44,650)	11,261
Net unrealized losses on derivatives qualifying for cash flow hedges	(5,577)	(636)	(1,647)
Defined benefit plans (Note 13)	(20,047)	382,855	71,316
Foreign currency translation adjustments	806,935	1,080,209	365,608
Total	598,005	1,462,277	473,474
Comprehensive income	1,012,566	2,839,846	1,741,112
Net income attributable to noncontrolling interests	32,763	51,700	705
Other comprehensive income attributable to noncontrolling interests	10,501	95,706	149,909
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥969,302	¥2,692,440	¥1,590,498
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(in millions, except per share amount)	2023 (As Adjusted)	2024 (As Adjusted)	2025
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270
Balance at end of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270
Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,327,772	¥4,902,155	¥4,635,892
Stock-based compensation	(6,022)	(792)	(9,474)
Retirement of common stock	(418,098)	(265,010)	(296,285)
Acquiring shares of au Kabucom Securities (Note 2)	—	—	(24,503)
Other—net	(1,497)	(461)	(5,609)
Balance at end of fiscal year	¥4,902,155	¥4,635,892	¥4,300,021
Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571
Balance at end of fiscal year	¥239,571	¥239,571	¥239,571
Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥8,183,653	¥8,185,880	¥9,086,490
Effect of adopting new guidance on troubled debt restructurings and vintage disclosures	—	13,663	—
Net income attributable to Mitsubishi UFJ Financial Group	381,798	1,325,869	1,266,933
Cash dividends:
Common stock—¥30.50 per share in 2023, ¥36.50 per share in 2024, and ¥45.50 per share in 2025	(379,571)	(438,922)	(532,064)
Balance at end of fiscal year	¥8,185,880	¥9,086,490	¥9,821,359

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(in millions)	2023 (As Adjusted)	2024 (As Adjusted)	2025
Accumulated other comprehensive income, net of taxes:
Balance at beginning of fiscal year	¥283,550	¥871,054	¥2,237,625
Net change during the fiscal year	587,504	1,366,571	323,565
Balance at end of fiscal year	¥871,054	¥2,237,625	¥2,561,190
Treasury stock, at cost:
Balance at beginning of fiscal year	¥(452,224)	¥(482,552)	¥(614,111)
Purchases of shares of treasury stock (Note 18)	(450,376)	(400,090)	(418,444)
Sales of shares of treasury stock	2,118	3,835	9,344
Retirement of common stock	418,098	265,010	296,285
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	(168)	(314)	1
Balance at end of fiscal year	¥(482,552)	¥(614,111)	¥(726,925)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,806,378	¥17,675,737	¥18,285,486
Noncontrolling interests:
Balance at beginning of fiscal year	¥712,763	¥717,219	¥841,350
Initial subscriptions of noncontrolling interests	3,508	58,079	3,583
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(10,174)	(22,004)	23,925
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(9,925)	(32,837)	(4,222)
Decrease in noncontrolling interests related to disposition of subsidiaries	(2,489)	(816)	(2)
Acquiring shares of au Kabucom Securities (Note 2)	—	—	(21,858)
Net income attributable to noncontrolling interests	32,763	51,700	705
Dividends paid to noncontrolling interests	(18,789)	(25,767)	(29,138)
Other comprehensive income, net of taxes	10,501	95,706	149,909
Other—net	(939)	70	—
Balance at end of fiscal year	¥717,219	¥841,350	¥964,252
Total equity	¥16,523,597	¥18,517,087	¥19,249,738

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(in millions)	2023 (As Adjusted)	2024 (As Adjusted)	2025
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥414,561	¥1,377,569	¥1,267,638
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	348,938	368,561	383,408
Impairment of goodwill (Note 6)	33,553	—	150,089
Impairment of intangible assets (Note 6)	5,151	15,042	14,353
Gains on sale of MUFG Union Bank (Note 2)	(349,442)	—	—
Reversal of impairment of assets held for sale (Note 2)	(134,141)	—	—
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank (Note 2)	282,540	—	—
Provision for credit losses (Note 4)	7,285	258,795	121,790
Employee benefit cost (income) for severance indemnities and pension plans (Note 13)	45,710	(26,771)	(63,046)
Investment securities (gains) losses—net	256,941	(1,382,458)	832,533
Amortization of premiums (discounts) on investment securities	51,451	(44,064)	(94,981)
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities-net (Note 31)	(37,318)	16,736	(13,951)
Foreign exchange (gains) losses—net	(546,496)	534,351	(730,529)
Equity in earnings of equity method investees—net	(398,147)	(464,054)	(669,400)
Provision (benefit) for deferred income tax expense	(407,242)	91,212	167,781
Increase in trading account assets, excluding foreign exchange contracts	(180,520)	(3,047,277)	(5,752,205)
Increase in trading account liabilities, excluding foreign exchange contracts	2,729,112	2,101,271	4,282,380
Net decrease (increase) in collateral for derivative transactions	696,093	(461,210)	568,191
Net decrease (increase) in margin for listed derivative transactions	(136,057)	132,819	(61,511)
Decrease in cash collateral for the use of Bank of Japan’s settlement infrastructure	—	—	923,000
Net increase in loans held for sale in the business transferred to U.S. Bancorp (Note2)	(1,499,485)	—	—
Other—net	830,835	(1,262,107)	(296,704)
Net cash provided by (used in) operating activities	2,013,322	(1,791,585)	1,028,836
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	56,578,311	62,450,011	53,000,461
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	32,854,833	31,969,733	46,068,373
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(81,002,626)	(87,816,718)	(101,306,253)
Proceeds from maturities of Held-to-maturity debt securities	124,997	1,380,753	5,845,448
Purchases of Held-to-maturity debt securities	(16,973,690)	(3,889,987)	(4,329,574)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	2,858,308	3,148,971	4,106,446
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,913,227)	(2,894,534)	(3,085,879)
Net decrease in cash from sale of MUB	(1,711,764)	—	—
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of BK, net of cash acquired (Note 2)	—	(64,104)	—
Acquisition of PT Home Credit Indonesia, a subsidiary of BK, net of cash acquired (Note 2)	—	(29,219)	—
Acquisition of PT Mandala Multifinance Tbk, a subsidiary of BK, net of cash acquired (Note 2)	—	(46,025)	—
Acquisition of AlbaCore Capital Group., a subsidiary of TB, net of cash acquired (Note 2)	—	(42,817)	—
Acquisition of MUFG Pension & Market Services Holdings Limited, a subsidiary of TB, net of cash acquired (Note 2)	—	—	(91,938)
Acquisition of WealthNavi Inc., a subsidiary of BK, net of cash acquired (Note 2)	—	—	(61,408)
Net increase in loans	(1,402,980)	(1,565,920)	(3,620,030)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(1,113,515)	(3,758,551)	348,469
Proceeds from sales of premises and equipment	35,623	55,625	46,977
Capital expenditures for premises and equipment	(119,391)	(111,213)	(131,724)
Purchases of intangible assets	(273,092)	(317,308)	(306,656)
Proceeds from sales and dispositions of investments in equity method investees	137,992	41,179	44,381
Proceeds from sales of consolidated VIEs and subsidiaries—net	1,697	163,521	129,683
Other—net	(31,766)	73,762	6,608
Net cash used in investing activities	(11,950,290)	(1,252,841)	(3,336,616)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(in millions)	2023 (As Adjusted)	2024 (As Adjusted)	2025
Cash flows from financing activities:
Net increase in deposits	6,141,360	4,134,276	2,227,431
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	11,540,490	(6,079,068)	6,796,160
Net increase (decrease) in due to trust account and other short-term borrowings	(8,467,520)	822,146	12,379,688
Proceeds from issuance of long-term debt	7,570,238	3,210,761	3,829,535
Repayments of long-term debt	(4,188,643)	(3,956,044)	(22,910,590)
Proceeds from sales of treasury stock	1,212	3,327	11,039
Payments for acquisition of treasury stock (Note 18)	(450,376)	(400,090)	(418,444)
Dividends paid	(379,490)	(438,716)	(531,844)
Dividends paid by subsidiaries to noncontrolling interests	(18,789)	(25,767)	(29,138)
Other—net	55,089	(39,579)	51,976
Net cash provided by (used in) financing activities	11,803,571	(2,768,754)	1,405,813
Effect of exchange rate changes on cash and cash equivalents	1,042,438	1,980,471	81,442
Net increase (decrease) in cash and cash equivalents	2,909,041	(3,832,709)	(820,525)
Cash and cash equivalents at beginning of fiscal year	111,048,404	113,957,445	110,124,736
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	113,953,858	110,118,623	109,298,114
Restricted cash included in other assets	3,587	6,113	6,097
Cash and cash equivalents at end of fiscal year	¥113,957,445	¥110,124,736	¥109,304,211

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥1,953,620	¥4,377,677	¥5,190,245
Income taxes, net of refunds	451,993	519,958	328,966
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements (Note 7)	11,203	15,987	4,657
Assets acquired under operating lease arrangements (Note 7)	36,218	51,764	40,608
Sales of MUFG Union Bank (Note 2）
Assets sold, excluding cash and cash equivalents	11,501,815	—	—
Liabilities sold	13,127,973	—	—
Shares of U.S. Bancorp common stock received	276,099	—	—
Non-interest bearing note receivable from U.S. Bancorp	396,601	—	—
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	160,036	—
Fair value of liabilities assumed	—	96,152	—
Acquisition of PT Home Credit Indonesia, a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	59,619	—
Fair value of liabilities assumed	—	30,494	—
Acquisition of PT Mandala Multifinance Tbk, a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	99,031	—
Fair value of liabilities assumed	—	34,676	—
Fair value of noncontrolling interests	—	10,448	—
Acquisition of AlbaCore Capital Group., a subsidiary of TB (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	90,197	—
Fair value of liabilities assumed	—	12,187	—
Fair value of noncontrolling interests	—	17,214	—
Contingent consideration liabilities	—	17,979	—
Acquisition of MUFG Pension & Market Services Holdings Limited, a subsidiary of TB (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	—	281,215
Fair value of liabilities assumed	—	—	188,316
Acquisition of WealthNavi Inc., a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	—	117,344
Fair value of liabilities assumed	—	—	43,294

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
Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. Effective April 1, 2024, the MUFG Group changed the fiscal year end of Krungsri’s financial statements that are consolidated into MUFG, from December 31 to March 31. The MUFG Group believes that this change in accounting principle is preferable as it provides investors with more timely and relevant financial information. We applied this change in accounting principle retrospectively to prior periods. Thus, the consolidated financial statements for the fiscal years ended March 31, 2023 and 2024 were adjusted. The following table shows a summary of the adjustments of the consolidated financial statements, including those relating to the early adoption of Staff Accounting Bulletin No. 122 as explained in Accounting Changes below, for the fiscal years ended March 31, 2023 and 2024.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	As of March 31, 2024
(in millions)	As Previously Reported	Adjustments	As Adjusted
ASSETS
Cash and due from banks	¥4,391,530	¥25,116	¥4,416,646
Interest-earning deposits in other banks	105,631,633	70,344	105,701,977
Cash, due from banks and interest-earning deposits in other banks	110,023,163	95,460	110,118,623
Receivables under resale agreements	18,495,497	328,445	18,823,942
Receivables under securities borrowing transactions	5,000,989	(173)	5,000,816
Trading account asset	49,745,992	23,414	49,769,406
Investment securities
Available-for-sale debt securities	31,395,372	27,595	31,422,967
Equity securities	6,132,092	277	6,132,369
Total investment securities	62,371,426	27,872	62,399,298
Loans, net of unearned income, unamortized premiums and deferred loan fees	127,936,495	(26,192)	127,910,303
Allowance for credit losses	(1,366,221)	9,260	(1,356,961)
Net loans	126,570,274	(16,932)	126,553,342
Premises and equipment—net	873,027	(386)	872,641
Customers’ acceptance liability	430,221	4,851	435,072
Intangible assets—net	1,298,966	(1,206)	1,297,760
Goodwill	490,344	3,414	493,758
Other assets(1)	20,398,146	(80,650)	20,317,496
Total assets	¥397,436,461	¥384,109	¥397,820,570

Note:
(1)Includes the effect of adopting Staff Accounting Bulletin 122 of ¥(62,966) million. Please refer to “Accounting Changes” below for further information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	As of March 31, 2024
(in millions)	As Previously Reported	Adjustments	As Adjusted
LIABILITIES AND EQUITY
Deposits:
Overseas offices:
Non-interest-bearing	¥2,682,164	¥17,441	¥2,699,605
Interest-bearing	60,460,810	701,175	61,161,985
Total deposits	246,417,384	718,616	247,136,000
Payables under repurchase agreements	35,710,750	(20,298)	35,690,452
Payables under securities lending transactions	1,016,931	7	1,016,938
Due to trust account and other short-term borrowings	15,796,947	4,376	15,801,323
Trading account liabilities	16,587,151	(7,629)	16,579,522
Bank acceptances outstanding	430,221	4,851	435,072
Long-term debt	39,922,322	90,497	40,012,819
Other liabilities(1)	17,983,371	(446,185)	17,537,186
Total liabilities	378,959,248	344,235	379,303,483
Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital surplus	4,636,097	(205)	4,635,892
Retained earnings:
Unappropriated retained earnings	9,072,572	13,918	9,086,490
Accumulated other comprehensive income, net of taxes	2,221,263	16,362	2,237,625
Total Mitsubishi UFJ Financial Group shareholders’ equity	17,645,662	30,075	17,675,737
Noncontrolling interests	831,551	9,799	841,350
Total equity	18,477,213	39,874	18,517,087
Total liabilities and equity	¥397,436,461	¥384,109	¥397,820,570

Note:
(1)Includes the effect of adopting Staff Accounting Bulletin 122 of ¥(62,966) million. Please refer to “Accounting Changes” below for further information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	For the fiscal year ended March 31, 2023			For the fiscal year ended March 31, 2024
(in millions, except per share amount)	As Previously Reported	Adjustments	As Adjusted	As Previously Reported	Adjustments	As Adjusted
Interest income:
Loans, including fees	¥2,973,667	¥20,073	¥2,993,740	¥4,321,102	¥41,884	¥4,362,986
Deposits in other banks	359,054	1,243	360,297	709,819	2,644	712,463
Investment securities:
Interest	401,935	119	402,054	572,295	600	572,895
Dividends	146,053	157	146,210	148,113	(157)	147,956
Trading account assets	551,372	—	551,372	802,454	25	802,479
Call loans and funds sold	19,854	—	19,854	31,823	(1)	31,822
Receivables under resale agreements and securities borrowing transactions	159,475	3,737	163,212	521,468	5,251	526,719
Total	4,611,410	25,329	4,636,739	7,107,074	50,246	7,157,320
Interest expense:
Deposits	1,170,155	8,114	1,178,269	2,515,412	14,778	2,530,190
Payables under repurchase agreements and securities lending transactions	479,170	734	479,904	1,078,007	207	1,078,214
Due to trust account, other short-term borrowings and trading account liabilities	188,798	2,979	191,777	401,286	2,957	404,243
Long-term debt	380,090	302	380,392	516,123	1,331	517,454
Total	2,221,996	12,129	2,234,125	4,513,124	19,273	4,532,397
Net interest income	2,389,414	13,200	2,402,614	2,593,950	30,973	2,624,923
Provision for credit losses	8,148	(863)	7,285	237,990	20,805	258,795
Net interest income after provision for credit losses	2,381,266	14,063	2,395,329	2,355,960	10,168	2,366,128
Non-interest income:
Fees and commissions income	1,701,637	3,268	1,704,905	1,898,974	11,691	1,910,665
Foreign exchange gains (losses)—net	25,232	8,507	33,739	(294,224)	(2,263)	(296,487)
Trading account losses—net	(792,098)	10,788	(781,310)	(699,049)	(4,864)	(703,913)
Investment securities gains (losses)—net	(254,178)	(2,763)	(256,941)	1,379,550	2,908	1,382,458
Equity in earnings of equity method investees—net	398,086	61	398,147	463,802	252	464,054
Losses on sales of loans including valuation adjustment for loans held for sale	(34,039)	(371)	(34,410)	(45,067)	71	(44,996)
Other non-interest income	92,828	(1,898)	90,930	163,597	6	163,603
Total	1,486,910	17,592	1,504,502	2,867,583	7,801	2,875,384
Non-interest expense:
Salaries and employee benefits	1,343,631	3,892	1,347,523	1,397,950	8,548	1,406,498
Occupancy expenses—net	162,204	719	162,923	156,027	858	156,885
Fees and commissions expenses	340,141	1,700	341,841	385,172	2,308	387,480
Outsourcing expenses, including data processing	351,323	807	352,130	320,851	(291)	320,560
Depreciation of premises and equipment	73,793	183	73,976	79,587	436	80,023
Amortization of intangible assets	274,380	582	274,962	288,558	(20)	288,538
Insurance premiums, including deposit insurance	74,334	4,111	78,445	91,005	1,056	92,061
Communications	58,375	205	58,580	58,608	610	59,218
Taxes and public charges	100,291	806	101,097	105,420	1,734	107,154
Provision for off-balance sheet credit instruments	20,747	(588)	20,159	32,902	387	33,289
Other non-interest expenses	433,632	6,148	439,780	409,827	6,711	416,538
Total	3,419,954	18,565	3,438,519	3,340,949	22,337	3,363,286
Income before income tax expense	448,222	13,090	461,312	1,882,594	(4,368)	1,878,226
Income tax expense	41,174	5,577	46,751	501,567	(910)	500,657

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Net income before attribution of noncontrolling interests	407,048	7,513	414,561	1,381,027	(3,458)	1,377,569
Net income attributable to noncontrolling interests	30,413	2,350	32,763	52,906	(1,206)	51,700
Net income attributable to Mitsubishi UFJ Financial Group	¥376,635	¥5,163	¥381,798	¥1,328,121	¥(2,252)	¥1,325,869
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥376,635	¥5,163	¥381,798	¥1,328,121	¥(2,252)	¥1,325,869
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥30.58	¥0.42	¥31.00	110.87	¥(0.18)	¥110.69
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	30.26	0.42	30.68	110.58	(0.19)	110.39

	For the fiscal year ended March 31, 2023			For the fiscal year ended March 31, 2024
(in millions)	As Previously Reported	Adjustments	As Adjusted	As Previously Reported	Adjustments	As Adjusted
Net income before attribution of noncontrolling interests	¥407,048	¥7,513	¥414,561	¥1,381,027	¥(3,458)	¥1,377,569
Other comprehensive income, net of tax:
Net unrealized gains (losses) on investment securities	(202,955)	1,843	(201,112)	41,949	2,550	44,499
Net unrealized losses on derivatives qualifying for cash flow hedges	(5,117)	(460)	(5,577)	(505)	(131)	(636)
Defined benefit plans	(20,331)	284	(20,047)	382,809	46	382,855
Foreign currency translation adjustments	847,705	(40,770)	806,935	1,096,700	(16,491)	1,080,209
Total	637,108	(39,103)	598,005	1,476,303	(14,026)	1,462,277
Comprehensive income	1,044,156	(31,590)	1,012,566	2,857,330	(17,484)	2,839,846
Net income attributable to noncontrolling interests	30,413	2,350	32,763	52,906	(1,206)	51,700
Other comprehensive income attributable to noncontrolling interests	19,949	(9,448)	10,501	99,232	(3,526)	95,706
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥993,794	¥(24,492)	¥969,302	¥2,705,192	¥(12,752)	¥2,692,440

	For the fiscal year ended March 31, 2023			For the fiscal year ended March 31, 2024
(in millions)	As Previously Reported	Adjustments	As Adjusted	As Previously Reported	Adjustments	As Adjusted
Capital surplus:
Other—net	¥(1,497)	¥—	¥(1,497)	¥(256)	¥(205)	¥(461)
Balance at end of fiscal year	¥4,902,155	¥—	¥4,902,155	¥4,636,097	¥(205)	¥4,635,892
Unappropriated retained earnings:
Balance at beginning of fiscal year	¥8,172,646	¥11,007	¥8,183,653	¥8,169,710	¥16,170	¥8,185,880
Net income attributable to Mitsubishi UFJ Financial Group	376,635	5,163	381,798	1,328,121	(2,252)	1,325,869
Balance at end of fiscal year	¥8,169,710	¥16,170	¥8,185,880	¥9,072,572	¥13,918	¥9,086,490

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	For the fiscal year ended March 31, 2023			For the fiscal year ended March 31, 2024
(in millions)	As Previously Reported	Adjustments	As Adjusted	As Previously Reported	Adjustments	As Adjusted
Accumulated other comprehensive income, net of taxes:
Balance at beginning of fiscal year	¥227,033	¥56,517	¥283,550	¥844,192	¥26,862	¥871,054
Net change during the fiscal year	617,159	(29,655)	587,504	1,377,071	(10,500)	1,366,571
Balance at end of fiscal year	¥844,192	¥26,862	¥871,054	¥2,221,263	¥16,362	¥2,237,625
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,763,346	¥43,032	¥15,806,378	¥17,645,662	¥30,075	¥17,675,737
Noncontrolling interests:
Balance at beginning of fiscal year	¥691,454	¥21,309	¥712,763	¥702,821	¥14,398	¥717,219
Initial subscriptions of noncontrolling interests	3,316	192	3,508	58,117	(38)	58,079
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(10,174)	—	(10,174)	(22,204)	200	(22,004)
Net income attributable to noncontrolling interests	30,413	2,350	32,763	52,906	(1,206)	51,700
Dividends paid to noncontrolling interests	(18,784)	(5)	(18,789)	(25,738)	(29)	(25,767)
Other comprehensive income, net of taxes	19,949	(9,448)	10,501	99,232	(3,526)	95,706
Balance at end of fiscal year	¥702,821	¥14,398	¥717,219	¥831,551	¥9,799	¥841,350
Total equity	¥16,466,167	¥57,430	¥16,523,597	¥18,477,213	¥39,874	¥18,517,087

	For the fiscal year ended March 31, 2023			For the fiscal year ended March 31, 2024
(in millions)	As Previously Reported	Adjustments	As Adjusted	As Previously Reported	Adjustments	As Adjusted
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥407,048	¥7,513	¥414,561	¥1,381,027	¥(3,458)	¥1,377,569
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	348,173	765	348,938	368,145	416	368,561
Provision for credit losses	8,148	(863)	7,285	237,990	20,805	258,795
Employee benefit cost (income) for severance indemnities and pension plans	47,740	(2,030)	45,710	(27,001)	230	(26,771)
Investment securities (gains) losses—net	254,178	2,763	256,941	(1,379,550)	(2,908)	(1,382,458)
Amortization of premiums (discounts) on investment securities	51,514	(63)	51,451	(43,874)	(190)	(44,064)
Foreign exchange (gains) losses—net	(508,644)	(37,852)	(546,496)	511,334	23,017	534,351
Equity in earnings of equity method investees—net	(398,086)	(61)	(398,147)	(463,802)	(252)	(464,054)
Provision (benefit) for deferred income tax expense	(410,275)	3,033	(407,242)	93,123	(1,911)	91,212
Increase in trading account assets, excluding foreign exchange contracts	(184,246)	3,726	(180,520)	(3,046,474)	(803)	(3,047,277)
Increase in trading account liabilities, excluding foreign exchange contracts	2,740,193	(11,081)	2,729,112	2,094,319	6,952	2,101,271
Net decrease (increase) in collateral for derivative transactions	713,541	(17,448)	696,093	(437,941)	(23,269)	(461,210)
Other—net	872,051	(41,216)	830,835	(942,166)	(319,941)	(1,262,107)
Net cash provided by (used in) operating activities	2,106,136	(92,814)	2,013,322	(1,490,273)	(301,312)	(1,791,585)
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	56,577,840	471	56,578,311	62,450,314	(303)	62,450,011
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	32,907,726	(52,893)	32,854,833	31,987,266	(17,533)	31,969,733

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option)	(81,038,628)	36,002	(81,002,626)	(87,806,011)	(10,707)	(87,816,718)
Proceeds from maturities of Held-to-maturity debt securities	127,815	(2,818)	124,997	1,380,753	—	1,380,753
Purchases of Held-to-maturity debt securities	(16,975,528)	1,838	(16,973,690)	(3,889,987)	—	(3,889,987)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	2,857,748	560	2,858,308	3,146,236	2,735	3,148,971
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,912,280)	(947)	(1,913,227)	(2,893,370)	(1,164)	(2,894,534)
Acquisition of PT Home Credit Indonesia, a subsidiary of BK, net of cash acquired	—	—	—	(28,917)	(302)	(29,219)
Net increase in loans	(1,496,724)	93,744	(1,402,980)	(1,709,541)	143,621	(1,565,920)
Net increase in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(1,297,909)	184,394	(1,113,515)	(3,646,170)	(112,381)	(3,758,551)
Proceeds from sales of premises and equipment	32,214	3,409	35,623	57,728	(2,103)	55,625
Capital expenditures for premises and equipment	(116,367)	(3,024)	(119,391)	(113,716)	2,503	(111,213)
Purchases of intangible assets	(272,534)	(558)	(273,092)	(315,146)	(2,162)	(317,308)
Other—net	(34,917)	3,151	(31,766)	60,247	13,515	73,762
Net cash used in investing activities	(12,213,619)	263,329	(11,950,290)	(1,268,560)	15,719	(1,252,841)
Cash flows from financing activities:
Net increase in deposits	6,207,093	(65,733)	6,141,360	3,659,260	475,016	4,134,276
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	11,656,491	(116,001)	11,540,490	(6,039,816)	(39,252)	(6,079,068)
Net increase (decrease) in due to trust account and other short-term borrowings	(8,456,081)	(11,439)	(8,467,520)	804,718	17,428	822,146
Proceeds from issuance of long-term debt	7,529,772	40,466	7,570,238	3,188,412	22,349	3,210,761
Repayments of long-term debt	(4,168,619)	(20,024)	(4,188,643)	(3,962,569)	6,525	(3,956,044)
Dividends paid by subsidiaries to noncontrolling interests	(18,784)	(5)	(18,789)	(25,738)	(29)	(25,767)
Other—net	55,059	30	55,089	(39,223)	(356)	(39,579)
Net cash provided by (used in) financing activities	11,976,277	(172,706)	11,803,571	(3,250,435)	481,681	(2,768,754)
Effect of exchange rate changes on cash and cash equivalents	1,063,752	(21,314)	1,042,438	1,994,454	(13,983)	1,980,471
Net increase (decrease) in cash and cash equivalents	2,932,546	(23,505)	2,909,041	(4,014,814)	182,105	(3,832,709)
Cash and cash equivalents at beginning of fiscal year	111,111,544	(63,140)	111,048,404	114,044,090	(86,645)	113,957,445
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	114,040,503	(86,645)	113,953,858	110,023,163	95,460	110,118,623
Cash and cash equivalents at end of fiscal year	¥114,044,090	¥(86,645)	¥113,957,445	¥110,029,276	¥95,460	¥110,124,736

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥1,942,163	¥11,457	¥1,953,620	¥4,363,668	¥14,009	¥4,377,677
Income taxes, net of refunds	453,869	(1,876)	451,993	520,859	(901)	519,958
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements	11,066	137	11,203	16,174	(187)	15,987
Assets acquired under operating lease arrangements	35,678	540	36,218	50,996	768	51,764

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Acquisition of PT Home Credit Indonesia, a subsidiary of BK
Fair value of assets acquired, excluding cash and cash equivalents	—	—	—	59,317	302	59,619

For the current period ended March 31, 2025, the effects of the change on the consolidated statements of income and consolidated balance sheet are immaterial. The major affected financial statement line items are purchases of available-for-sale debt securities (including purchases of debt securities under the fair value option) by ¥101,305 million, net increase in loans by ¥103,793 million, net increase in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions by ¥504,562 million, net decrease in deposits by ¥627,992 million and net increase in due to trust account and other short-term borrowings by ¥314,837 million in the consolidated statements of cash flows.
For the fiscal years ended March 31, 2023 (As Adjusted), 2024 (As Adjusted) and 2025, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in an increase of ¥72.25 billion, an increase of ¥16.87 billion, and a decrease of ¥13.23 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2023, 2024 and 2025 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2023, 2024 and 2025.
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
Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2023, 2024 and 2025, there were no such transactions accounted for as sales or purchases.
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
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, Bank of Ayudhya Public Company Limited (“Krungsri”), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	4 to 50
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
Stock-Based Compensation—MUFG and certain of its subsidiaries have a stock compensation-type stock option plan (“Stock Option Plan”) for directors (excluding outside directors and directors serving as audit committee members), corporate executives, executive officers and senior fellows (collectively, “officers”). Compensation costs under the Stock Option Plan are recognized based on the grant date fair value of the stock option (“Stock Acquisition Rights”) over the period during officers are required to provide service in accordance with the terms of the Stock Option Plan. In addition, MUFG and certain of its subsidiaries have performance-based stock compensation plan for officers (“the Board Incentive Plan”), and certain subsidiaries have predetermined share-based stock compensation plan for employees holding managerial positions (“Employee Stock Ownership Plan”). The awards granted under the Board Incentive Plan and Employee Stock Ownership Plan are classified as either liability for the part of award which are provided to officers or employees holding managerial positions in cash or equity for the part of award which are provided to officers or employees holding managerial positions in the common shares of MUFG. Compensation costs are recognized over the requisite service period for the entire awards. For awards classified as liability, compensation costs are measured based on the fair value calculated by the quoted price of common shares of MUFG at the date of fiscal year-end and remeasured at the end of each reporting period. Changes in quoted prices of common shares of MUFG between the date of grant and the settlement of awards are recognized in the period which the changes occur. For awards classified as equity, compensation costs are measured based on the grant date fair value by the quoted price of the common shares of MUFG.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Accounting Changes
Rescinding Staff Accounting Bulletin No. 121— In January 2025, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No.122 rescinding Staff Accounting Bulletin 121, which required an entity to record a liability to reflect its obligation to safeguard the crypto assets held for its platform users with a corresponding asset and disclose certain information related to the entity’s safeguarding obligations. This guidance is effective for annual periods beginning after December 15, 2024 and is required to be applied on a fully retrospective basis, with early adoption permitted. The MUFG Group adopted this guidance upon issuance, and derecognized the crypto assets safeguarding liability and the corresponding asset on a fully retrospective basis, with no impact on results of operations, earnings per share, or any other components of equity or net assets. Thus, the consolidated balance sheet as of March 31, 2024 was adjusted. For further information on the effect of the adoption, see “Basis of Financial Statements” above.
Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions—In June 2022, the Financial Accounting Standards Board (“FASB”) issued new guidance which clarifies the guidance when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. The guidance also introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2024, and there was no material impact on its financial position and results of operations. See Note 31 for further details of disclosures required by this guidance.

Improvements to Reportable Segment Disclosures—In November 2023, the FASB issued new guidance which clarifies and enhances the requirements for reportable segment disclosures. This guidance requires additional reportable segment disclosures on an annual and interim basis, primarily about significant segment expenses and other segment items that are regularly provided to the chief operating decision maker (“CODM”) and included within the reported measure of segment profit or loss. This guidance does not change how operating segments are identified or aggregated, or how quantitative thresholds are applied to determine the reportable segments. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The MUFG Group adopted this guidance from the fiscal year beginning April 1, 2024. Adoption of this guidance did not result in changes to the identification of the MUFG reportable business segments or its CODM. See Note 29 for further details on the changes in disclosures required by this guidance.

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

The carrying amount of any assets that are not covered by the guidance on long-lived assets and included in the disposal group, must be adjusted in accordance with other applicable guidance before measuring the disposal group by lower of cost or market method. During the first half of the fiscal year ended March 31, 2023, the fair value less cost to sell exceeded the carrying value, resulting in the recognition of a reversal of ¥134,141 million, which was previously recognized as an impairment during the fiscal year ended March 31, 2022.
On December 1, 2022, the MUFG Group sold all the issued and outstanding shares of common stock of MUFG Union Bank to USB for the agreed upon consideration of ¥754.0 billion in cash and 44,374,155 shares, ¥276.1 billion, of USB common stock representing approximately 3% of the outstanding shares. The MUFG Group would receive from USB an additional ¥464.5 billion in cash within five years of the closing date, whose discounted present value at sale was ¥396.6 billion. Before the closing of the sale, MUFG Union Bank declared and paid a special dividend of approximately ¥636.8 billion to MUAH. The MUFG Group recorded a pretax gain on the sale of MUFG Union Bank of ¥349.4 billion, net of cost to sell the business. The gain was included in Gain on sale of MUFG Union Bank in the consolidated statements of income for the fiscal year ended March 31, 2023. The business of MUFG Union Bank that was transferred to USB had ¥13,935.6 billion in assets at sale, including ¥2,251.3 billion of interest-earning deposits in other banks, ¥3,123.3 billion of investment securities, and ¥7,567.7 billion of loans. The total amount of liabilities was ¥13,128.0 billion, including ¥11,789.9 billion of deposits. The pretax loss recorded for the business transferred to USB was ¥506,329 million for the fiscal years ended March 31, 2023. The cash receipts and cash payments for loans held for sale that were originated by MUFG Union Bank during the year, prior to the sale to USB, are presented within Net increase in loans held for sale in the business transferred to USB in the consolidated statement of cash flows for the fiscal year ended March 31, 2023. MUFG Union Bank's cash and cash equivalents balance at sale was ¥2,433.8 billion, which when combined with ¥754.0 billion in cash received from USB and certain adjustments resulted in a net decrease in cash and cash equivalents at sale of ¥1,711.8 billion.

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

In August 2024, MUFG Bank sold 24,000,000 shares of the common stock of USB it had additionally acquired in August 2023. The sale of USB shares was completed with consideration to MUFG's regulatory capital efficiency.
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

The total assets and total liabilities of the acquired business of HC Philippines were ¥137,577 million, including net loans of ¥108,359 million, and ¥96,152 million, including long-term debt of ¥43,891 million, respectively. The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The goodwill resulting from the acquisition of HC Philippines was ¥28,196 million, which was not deductible for income tax purposes, and was allocated to the Global Commercial Banking Business Group Segment. The intangible assets resulting from the acquisitions of HC Philippines was ¥9,373 million with a weighted average amortization periods of 5.7 years, primarily including ¥6,137 million of a customer relationship with an amortization period of 7.5 years. The revenue and net income of HC Philippines since the acquisition date were ¥58,394 million and ¥4,129 million, respectively, for the fiscal year ended March 31, 2024 (As Adjusted). The acquired loans of HC Philippines, other than those purchased with credit deterioration, had a fair value of ¥104,391 million at the acquisition date, with unpaid principal balances of ¥109,032 million. At the acquisition date, the MUFG Group estimated

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
these loans’ contractual cash flows expected not to be collected were ¥4,100 million for HC Philippines.

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

The total assets and total liabilities of the acquired business of HC Indonesia were ¥44,178 million, including net loans of ¥24,949 million, and ¥30,494 million, including other short-term borrowings of ¥22,299 million, respectively. The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The goodwill resulting from the acquisition of HC Indonesia was ¥18,034 million, which was not deductible for income tax purposes, and was allocated to the Global Commercial Banking Business Group Segment. The intangible assets resulting from the acquisitions of HC Indonesia were ¥3,964 million with a weighted average amortization of 6.9 years, primarily including ¥3,582 million of a customer relationship with an amortization period of 7.1 years. The revenue and net income of HC Indonesia since the acquisition date were ¥14,569 million and ¥327 million, respectively, for the fiscal year ended March 31, 2024 (As Adjusted). The fair value of the noncontrolling interests was immaterial. The acquired loans of HC Indonesia, other than those purchased with credit deterioration, had a fair value of ¥25,768 million at the acquisition date, with unpaid principal balances of ¥27,389 million. At the acquisition date, the MUFG Group estimated these loans’ contractual cash flows expected not to be collected were ¥1,505 million.

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
Pro forma statements of income
The following unaudited pro forma statements of income present the result of operations for HC Philippines and HC Indonesia as if the acquisitions had occurred on April 1, 2022:

	HC Philippines		HC Indonesia
	Fiscal years ended March 31,		Fiscal years ended March 31,
	2023 (As Adjusted)	2024 (As Adjusted)	2023 (As Adjusted)	2024 (As Adjusted)
	(in millions)
Statements of income data
Total revenue	¥49,790	¥68,177	¥24,180	¥28,201
Net income (loss) attributable to Mitsubishi UFJ Financial Group	5,256	3,775	(299)	(220)
,

The unaudited pro forma statements of income of HC Philippines include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥1,560 million for the fiscal year ended March 31, 2023, and ¥1,669 million for the fiscal year ended March 31, 2024. The unaudited pro forma statements of income of HC Indonesia include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥539 million for the fiscal year ended March 31, 2023, and ¥577 million for the fiscal year ended March 31, 2024.
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
Pro forma statements of income
The following unaudited pro forma statements of income present the result of operations for MFIN as if the acquisition had occurred on April 1, 2022:

	Fiscal years ended March 31,
	2023	2024
	(in millions)
Statements of income data
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

The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the fiscal year ended March 31, 2024, the MUFG Group incurred ¥2,599 million of acquisition-related costs. These expenses are included in Other non-interest expenses in the accompanying consolidated statements of income for the fiscal year ended March 31, 2024. The total assets and total liabilities of the acquired business were ¥33,583 million, including cash and bank deposits of ¥6,448 million and intangible assets of ¥23,709 million, and ¥12,187 million, including deferred tax liabilities of ¥5,927 million, respectively. The goodwill resulting from the acquisition was ¥63,063 million, which was not deductible for income tax purposes, and was allocated to the Asset Management & Investor Services Business Group Segment. The intangible assets resulting from the acquisition were ¥23,709 million with a weighted average amortization period of 15.7 years, primarily including ¥22,478 million of a customer relationship with a weighted average amortization period of 16.0 years. The MUFG Group also recorded noncontrolling interests of ¥17,214 million at fair value based on the consideration paid for its controlling ownership interest adjusted for control premiums, which were calculated using market data. The revenue and net loss of AlbaCore since the acquisition date were ¥1,107 million and ¥155 million, respectively, for the fiscal year ended March 31, 2024.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Pro forma statements of income
The following unaudited pro forma statements of income present the results of operations as if the acquisition of AlbaCore had occurred on April 1, 2022:

	Fiscal years ended March 31,
	2023	2024
	(in millions)
Statements of income data
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
Acquisition of Link Administration Holdings Limited
On May 16, 2024, Mitsubishi UFJ Trust and Banking acquired 100% of the shares of Link Administration Holdings Limited for ¥113,524 million in cash. The new name of the company is MUFG Pension & Market Services Holdings Limited (“MPMS”).

The global pension and stock administration services will be provided under the new brand name “MUFG Pension & Market Services” driving MUFG to further accelerate its global business expansion via access to Australian funds and global corporate clients, facilitating the Global Investor Services Business to offer a broad range of solutions, allowing it to strengthen its global reach, develop growth opportunities, and expand its business scale.

The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the fiscal year ended March 31, 2025, the MUFG Group incurred ¥3,856 million of acquisition-related costs. These expenses are included in Other non-interest expenses in the accompanying consolidated statements of income for the fiscal year ended March 31, 2025. The total assets and liabilities of the acquired business were ¥153,019 million, including cash and bank deposits of ¥21,586 million and intangible assets of ¥67,283 million which consist of software and customer relationships, and ¥188,316 million, including long-term borrowings of ¥118,441 million, respectively. The goodwill resulting from the acquisition was ¥149,782 million, which was not deductible for income tax purposes, and was allocated to the Asset Management & Investor Services Business Group Segment. The intangible assets resulting from the acquisition primarily relate to customer relationships of ¥45,141 million with a weighted average amortization period of 17.8 years. The revenue and net loss of MPMS since the acquisition date were ¥67,676 million and ¥3,919 million, respectively, for the fiscal year ended March 31, 2025.
Pro forma statements of income
The following unaudited pro forma statements of income present the results of income as if the acquisition of MPMS had occurred on April 1, 2023:

	Fiscal years ended March 31,
	2024	2025
	(in millions)
Statements of income data
Total revenue	¥128,252	¥114,723
Net income attributable to Mitsubishi UFJ Financial Group	¥17,445	¥2,746

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥2,281 million and ¥2,443 million for the fiscal years ended March 31, 2024 and 2025, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Acquisition of WealthNavi Inc.
On December 2, 2024, MUFG Bank commenced a tender offer to acquire all of the remaining outstanding shares of WealthNavi Inc. (“WealthNavi”), a Japan-based online asset management service provider. Before the offer, MUFG Bank held 15.13% shares of WealthNavi which was accounted for using the equity method of accounting. The offer was open through January 20, 2025 and MUFG Bank paid ¥90,026 million in cash on January 27, 2025 to acquire the shares of WealthNavi. Subsequently, MUFG Bank carried out a squeeze-out process on March 6, 2025 and WealthNavi became a wholly owned subsidiary of MUFG Bank. The cash payment of ¥8,809 million for the shares acquired in the squeeze-out process was completed in April 2025.

Through this transaction, MUFG Bank intends to seek to enhance solutions for long-term financial needs of customers by achieving synergies with WealthNavi such as (i) acceleration of development of a more comprehensive asset management advisory platform and further enrichment of user interface and experience, (ii) expansion of asset management capabilities and wider name recognition under the MUFG brand, (iii) strengthening of the online securities business with WealthNavi and Mitsubishi UFJ eSmart Securities Co., Ltd. complementing each other’s expertise and strengths, and (iv) utilization, where appropriate, of the methods and expertise of WealthNavi in business development and expansion management.

The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The total assets and total liabilities of the acquired business were ¥88,038 million, including cash and bank deposits of ¥34,424 million, and ¥43,294 million, including other liabilities ¥33,722 million, respectively. The MUFG Group incurred ¥451 million of acquisition-related costs. The goodwill resulting from the acquisition was ¥63,730 million, which was not deductible for income tax purposes, and was allocated to the Retail & Digital Business Group Segment. The intangible assets resulting from the acquisition were ¥22,869 million of customer relationship with a weighted average amortization period of 9.0 years. The equity method interest in WealthNavi held by MUFG Bank immediately before the acquisition date was remeasured to a fair value of ¥9,638 million based on the quoted market price, resulting in a loss of ¥6,035 million which is included in Other non-interest income in the accompanying consolidated statements of income for the fiscal year ended March 31, 2025. Due to the proximity of the acquisition date to the MUFG Group's fiscal year end date, the revenue and net income of WealthNavi for the fiscal year ended March 31, 2025, were not material to the MUFG Group.
Pro forma statements of income
The following unaudited pro forma statements of income present the results of income as if the acquisition of WealthNavi had occurred on April 1, 2023:

	Fiscal years ended March 31,
	2024	2025
	(in millions)
Statement of income data
Total revenue	¥8,173	¥11,172
Net loss attributable to Mitsubishi UFJ Financial Group	¥(1,388)	¥(1,255)

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥2,541 million and ¥2,541 million for the fiscal years ended March 31, 2024 and 2025, respectively.
Acquisition of shares of au Kabucom Securities and Sale of shares of au Jibun Bank
On January 24, 2025, 51% of the shares of au Kabucom Securities Co., Ltd. (“au Kabucom Securities”) were transferred from Mitsubishi UFJ Securities Holdings to MUFG Bank. On January 31, 2025, MUFG Bank acquired the remaining 49% of the shares of au Kabucom Securities held by au Financial Holdings Corporation, a wholly owned subsidiary of KDDI Corporation (“KDDI”). As a result, au Kabucom Securities became a wholly owned subsidiary of MUFG Bank. On the same date, MUFG Bank sold its entire 22% shares of au Jibun Bank Corporation (“au Jibun Bank”), a subsidiary of KDDI. Prior to the sale, MUFG Bank accounted for its 22% investment in au Jibun Bank as an equity method investment. In February 2025, au Kabucom Securities was renamed “Mitsubishi UFJ eSmart Securities Co., Ltd.” These transactions are part of our strategy to streamline and strengthen the MUFG Group's online securities business, with an aim to gain a more competitive position in the industry. MUFG accounted the acquisition of the remaining shares of au Kabucom Securities and the sale of its equity interest in au Jibun Bank as a single nonmonetary transaction with au Financial Holdings Corporation. The transaction was recorded at fair value and resulted in MUFG paying ¥2,100 million in cash, a reduction in Noncontrolling interests of ¥21,858 million, a reduction in Capital surplus of ¥24,503 million, a reduction in equity method investment of ¥32,781 million, and the recognition of a gain of ¥8,850 million, which was reported in other non-interest income in the accompanying consolidated statements of income for the fiscal year ended March 31, 2025.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
3.    INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2024 and 2025:

At March 31, 2024 (As Adjusted):	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,287,730	¥5,768	¥126,098	¥23,167,400
Japanese prefectural and municipal bonds	1,055,564	227	9,800	1,045,991
Foreign government and official institution bonds	3,428,199	4,981	130,629	3,302,551
Corporate bonds	1,019,832	10,685	4,049	1,026,468
Residential mortgage-backed securities	1,229,615	255	345	1,229,525
Asset-backed securities	1,239,772	9,251	1,877	1,247,146
Other debt securities	407,917	3,419	7,450	403,886
Total	¥31,668,629	¥34,586	¥280,248	¥31,422,967
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥15,191,741	¥4,745	¥97,603	¥15,098,883
Japanese prefectural and municipal bonds	1,999,182	2,048	16,328	1,984,902
Corporate bonds	119,490	93	179	119,404
Residential mortgage-backed securities	4,952,083	3,153	179,537	4,775,699
Asset-backed securities	2,581,466	3,681	6,521	2,578,626
Total	¥24,843,962	¥13,720	¥300,168	¥24,557,514

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2025:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥22,314,148	¥2,326	¥232,617	¥22,083,857
Japanese prefectural and municipal bonds	319,774	3	9,779	309,998
Foreign government and official institution bonds	4,149,418	11,679	82,628	4,078,469
Corporate bonds	905,194	10,213	11,524	903,883
Residential mortgage-backed securities	1,121,879	583	211	1,122,251
Asset-backed securities	1,405,859	7,491	1,199	1,412,151
Other debt securities	502,359	3,709	3,509	502,559
Total	¥30,718,631	¥36,004	¥341,467	¥30,413,168
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥14,354,434	¥4	¥395,239	¥13,959,199
Japanese prefectural and municipal bonds	2,545,627	—	93,141	2,452,486
Corporate bonds	214,949	—	3,602	211,347
Residential mortgage-backed securities	4,690,277	10,826	148,066	4,553,037
Asset-backed securities	1,466,898	4,447	421	1,470,924
Total	¥23,272,185	¥15,277	¥640,469	¥22,646,993

Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2025 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥1,854,284	¥1,849,185	¥18,392,937
Due from one year to five years	7,726,350	7,577,814	5,630,447
Due from five years to ten years	7,644,200	7,321,116	2,850,932
Due after ten years	6,047,351	5,898,878	3,538,852
Total	¥23,272,185	¥22,646,993	¥30,413,168
Realized Gains and Losses
For the fiscal years ended March 31, 2023 (As Adjusted), 2024 and 2025, gross realized gains on sales of Available-for-sale debt securities were ¥107,238 million, ¥124,557 million and ¥49,923 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥169,690 million, ¥274,042 million and ¥200,679 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Impairment Losses on Investment Securities
For the fiscal year ended March 31, 2023, impairment losses on Available-for-sale debt securities of ¥359,330 million were included in Investment securities gains (losses)—net in the accompanying consolidated statements of income. These were mainly the impairment losses on the Available-for-sale debt securities held by MUFG Union Bank, which were reclassified as held for sale, and then sold on December 1, 2022.
For the fiscal year ended March 31, 2024, impairment losses on Available-for-sale debt securities, which mainly comprised of corporate bonds, were included in Investment securities gains (losses)—net in the accompanying consolidated statements of income and were not material.
For the fiscal year ended March 31, 2025, impairment losses on Available-for-sale debt securities of ¥12,988 million, which mainly comprised of other debt securities, were included in Investment securities gains (losses)—net in the accompanying consolidated statements of income.
For the fiscal years ended March 31, 2023, 2024 and 2025, the MUFG Group’s Held-to-maturity debt securities were guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Based on the analysis performed, the MUFG Group has the intent and ability to hold these securities to maturity. Therefore, no credit losses were expected on these securities and no impairment loss has been recorded.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2024 and 2025 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2024 (As Adjusted):	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥18,640,364	¥9,427	¥1,756,792	¥116,671	¥20,397,156	¥126,098	440
Japanese prefectural and municipal bonds	416,047	1,502	520,133	8,298	936,180	9,800	574
Foreign government and official institution bonds	358,973	9,306	1,942,369	121,323	2,301,342	130,629	97
Corporate bonds	167,004	467	442,274	3,582	609,278	4,049	309
Residential mortgage-backed securities	185,197	14	343,621	331	528,818	345	14
Asset-backed securities	23,810	9	160,109	1,868	183,919	1,877	17
Other debt securities	202,787	54	64,908	7,396	267,695	7,450	56
Total	¥19,994,182	¥20,779	¥5,230,206	¥259,469	¥25,224,388	¥280,248	1,507

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2025:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥19,809,049	¥109,736	¥1,160,183	¥122,881	¥20,969,232	¥232,617	311
Japanese prefectural and municipal bonds	30,167	82	279,731	9,697	309,898	9,779	282
Foreign government and official institution bonds	710,517	9,198	1,584,560	73,430	2,295,077	82,628	104
Corporate bonds	206,591	3,069	413,226	8,455	619,817	11,524	483
Residential mortgage-backed securities	—	—	274,894	211	274,894	211	9
Asset-backed securities	244,037	1,193	1,252	6	245,289	1,199	25
Other debt securities	213,737	423	48,799	3,086	262,536	3,509	74
Total	¥21,214,098	¥123,701	¥3,762,645	¥217,766	¥24,976,743	¥341,467	1,288

Evaluating Available-for-sale debt securities for Impairment losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Japanese prefectural and municipal bonds, Foreign government and official institution bonds
As of March 31, 2025, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of March 31, 2025 and no impairment loss has been recorded.
Corporate bonds
As of March 31, 2025, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of March 31, 2025, unrealized losses associated with these securities were mainly resulting from changes in interest rates and not from changes in credit quality. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of March 31, 2025 and no impairment loss had been recorded.
Asset-backed securities
As of March 31, 2025, unrealized losses associated with these securities, other than highly illiquid securities for which fair values are difficult to determine, were mainly resulting from changes in interest rates and not from changes in credit quality. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. For the highly illiquid securities, including certain collateralized loan obligations (“CLOs”), unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of March 31, 2025 and no impairment loss has been recorded.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at March 31, 2023, 2024 and 2025:

	Fiscal years ended March 31,
	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Net gains (losses) recognized during the period(1)	¥102,415	¥1,527,792	¥(674,282)
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	18,228	113,216	(107,892)
Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥84,187	¥1,414,576	¥(566,390)

Note:
(1)Included in Investment securities gains (losses)—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2024 and 2025:

	2024 (As Adjusted)	2025
	(in millions)
Measurement alternative balance	¥483,218	¥603,633
The related adjustments for these securities for the fiscal years ended March 31, 2023, 2024 and 2025 were as follows:

	Fiscal years ended March 31,
	2023	2024	2025
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(8,230)	¥(11,943)	¥(37,469)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥(440)	¥(1,567)	¥—
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥5,090	¥882	¥8,060

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
(4)The cumulative impairment losses at March 31, 2024 and 2025 were ¥29,569 million and ¥65,989 million, respectively.
(5)The cumulative downward changes for observable prices at March 31, 2024 and 2025 were ¥2,961 million and ¥2,961 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2024 and 2025 were ¥58,104 million and ¥66,132 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, Krungsri, and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 for further information.
Total Outstanding Loans and Past Due Analysis
The table below presents total outstanding loans and past due analysis by class at March 31, 2024 and 2025.

	Past Due
At March 31, 2024 (As Adjusted):	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥6,108	¥8,289	¥14,397	¥57,371,397	¥112,496	¥57,498,290	¥3,004
Foreign	1,447	27,517	28,964	46,483,163	841,088	47,353,215	13,307
Residential	33,943	11,980	45,923	12,451,455	—	12,497,378	3,837
Card	15,790	28,388	44,178	440,672	—	484,850	—
Krungsri	247,919	189,558	437,477	8,349,705	17,930	8,805,112	—
Other	23,125	28,553	51,678	1,706,489	—	1,758,167	—
Total	¥328,332	¥294,285	¥622,617	¥126,802,881	¥971,514	¥128,397,012	¥20,148
Unearned income, unamortized premiums—net and deferred loan fees—net						(486,709)
Total						¥127,910,303

	Past Due
At March 31, 2025:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥9,275	¥6,127	¥15,402	¥61,523,077	¥130,854	¥61,669,333	¥2,419
Foreign	4,310	22,018	26,328	45,465,082	756,409	46,247,819	4,667
Residential	32,739	10,711	43,450	12,518,330	—	12,561,780	3,157
Card	15,737	30,221	45,958	452,815	—	498,773	—
Krungsri	228,655	252,745	481,400	8,365,508	—	8,846,908	—
Other	21,555	28,744	50,299	2,006,393	—	2,056,692	—
Total	¥312,271	¥350,566	¥662,837	¥130,331,205	¥887,263	¥131,881,305	¥10,243
Unearned income, unamortized premiums—net and deferred loan fees—net						(442,790)
Total						¥131,438,515

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
The information on nonaccrual loans by class at March 31, 2024 and 2025, and recognized interest income on nonaccrual loans by class for the fiscal years ended March 31, 2024 and 2025 are shown below:

	Recorded Loan Balance
March 31, 2024 (As Adjusted):	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥295,055	¥89,994	¥3,920
Foreign	225,572	59,564	8,747
Residential	41,101	4,067	848
Card	72,554	—	18
Krungsri	258,511	7,159	11,716
Other	33,782	16	2,826
Total	¥926,575	¥160,800	¥28,075

	Recorded Loan Balance
March 31, 2025:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥279,460	¥78,151	¥4,433
Foreign	223,696	35,266	6,965
Residential	35,884	3,885	852
Card	77,534	—	34
Krungsri	327,637	8,198	15,037
Other	32,490	9	3,392
Total	¥976,701	¥125,509	¥30,713

Notes:
(1)Nonaccrual loans in the above table do not include loans held for sale of ¥396,331 million and ¥20,258 million at March 31, 2024 and 2025, respectively.
(2)These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the fiscal year ended March 31, 2023 :

Fiscal year ended March 31, 2023 (As Adjusted)	Troubled Debt Restructurings		Troubled Debt Restructurings That Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥68,477	¥68,477	¥8,123
Foreign	35,319	35,319	11,945
Residential(1)(3)	15,291	15,291	116
Card(2)(3)	22,355	21,407	2,783
Krungsri(2)(3)	93,971	93,971	6,759
Other(2)	21,141	21,141	1,569
Total	¥256,554	¥255,606	¥31,295

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
A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal year ended March 31, 2023 was not material.
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
In regards to the Card, Krungsri and Other segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccrual and accruing loans that became past due one month or more within the Card segment and six months or more within the Krungsri segment.

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

Loan Modifications
The following table summarizes the MUFG Group’s loan modifications that were made to borrowers experiencing financial difficulty by class for the fiscal years ended March 31, 2024 and 2025:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2024: (As Adjusted)	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥3,110	0.01%	¥—
Term extension	315,702	0.55	5,201
Combination of interest rate reduction and term extension	7,038	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥1,720	0.00%	¥—
Term extension	83,764	0.18	227
Combination of interest rate reduction and term extension	82	0.00	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	14,842	0.12	105
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	23,689	4.89	3,038
Combination of term extension and principal forgiveness	226	0.05	3
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥621	0.01%	¥85
Term extension	254,892	2.89	10,030
Combination of interest rate reduction and term extension	1,863	0.02	263
Combination of term extension and principal forgiveness	239	0.00	2,074
All other modifications and combinations	657	0.01	62
Other(2)
Interest rate reduction	¥606	0.03%	¥304
Term extension	6,464	0.37	415
Combination of interest rate reduction and term extension	345	0.02	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2025:	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥436	0.00%	¥—
Term extension	296,078	0.48	5,819
Combination of interest rate reduction and term extension	4,934	0.01	88
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥—	—%	¥—
Term extension	85,363	0.18	912
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	9,826	0.08	243
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	24,338	4.88	2,686
Combination of term extension and principal forgiveness	234	0.05	2
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥811	0.01%	¥326
Term extension	196,337	2.22	22,432
Combination of interest rate reduction and term extension	13,248	0.15	1,218
Combination of term extension and principal forgiveness	4,064	0.05	31
All other modifications and combinations	4,475	0.05	70
Other(2)
Interest rate reduction	¥2,014	0.10%	¥68
Term extension	7,412	0.36	1,343
Combination of interest rate reduction and term extension	—	—	4
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

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
The following table provides the financial effect of the modifications made to borrowers experiencing financial difficulty by class for the fiscal years ended March 31, 2024 and 2025:

Fiscal year ended March 31, 2024 (As Adjusted):	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.13%.
Term extension	Added a weighted-average 1.0 years to the life of loans.
Foreign
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.46% .
Term extension	Added a weighted-average 0.8 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.6 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 15.22%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥809 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 1.34%.
Term extension	Added a weighted-average 2.3 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥1,250 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 3.40%.
Term extension	Added a weighted-average 3.0 years to the life of loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2025:	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.11%.
Term extension	Added a weighted-average 0.8 years to the life of loans.
Foreign
Term extension	Added a weighted-average 0.7 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.6 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 18.00%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥862 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 4.70%.
Term extension	Added a weighted-average 3.6 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥3,524 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 4.00%.
Term extension	Added a weighted-average 1.0 year to the life of loans.
The following table provides the performance of loans that have been modified in the last 12 months to borrowers experiencing financial difficulty by class for the fiscal years ended March 31, 2024 and 2025:

Fiscal year ended March 31, 2024 (As Adjusted):	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥324,772	¥740	¥338
Foreign	85,566	—	—
Residential(1)	13,770	918	154
Card(2)	17,888	3,961	2,066
Krungsri(2)	225,319	24,839	8,114
Other(2)	5,673	1,448	294
Total	¥672,988	¥31,906	¥10,966

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2025:	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥300,859	¥442	¥148
Foreign	84,672	690	—
Residential(1)	8,930	742	154
Card(2)	19,316	3,562	1,694
Krungsri(2)	159,909	31,610	27,416
Other(2)	5,864	2,516	1,046
Total	¥579,550	¥39,562	¥30,458

Notes:

(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accrual and nonaccrual loans.

The MUFG Group provided commitments to extend credit to borrowers experiencing financial difficulty that were granted modifications in the form of principal forgiveness, an interest rate reduction, or a term extension for the fiscal years ended March 31, 2024 and 2025. The amount of such commitments was ¥62,517 million and ¥81,151 million at March 31, 2024 and 2025, respectively. See Note 24 for further discussion of commitments to extend credit and information on the balance of commitments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2024 and 2025, and gross charge-offs for the fiscal years ended March 31, 2024 and 2025 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2024 (As Adjusted):	2023	2022	2021	2020	2019	Prior
	(in millions)
Commercial:	¥36,089,439	¥13,326,456	¥7,110,866	¥5,965,489	¥4,197,181	¥9,777,389	¥27,367,612	¥63,489	¥103,897,921
Domestic	20,392,832	7,709,706	4,897,276	5,099,173	3,195,961	7,915,170	8,175,676	—	57,385,794
Normal	20,168,687	7,567,872	4,700,171	4,955,680	3,058,292	7,289,232	7,918,471	—	55,658,405
Close Watch	212,521	132,768	182,359	120,759	¥91,961	524,833	242,574	—	1,507,775
Likely to become Bankrupt or Legally/Virtually Bankrupt	11,624	9,066	14,746	22,734	45,708	101,105	14,631	—	219,614
Gross charge-offs	2,478	26,192	1,379	2,669	9,904	8	—	—	42,630
Foreign	15,696,607	5,616,750	2,213,590	866,316	1,001,220	1,862,219	19,191,936	63,489	46,512,127
Normal	15,305,350	5,445,830	2,166,976	827,405	877,978	1,680,485	18,889,310	60,877	45,254,211
Close Watch	330,450	142,807	41,638	23,625	110,527	129,927	269,944	—	1,048,918
Likely to become Bankrupt or Legally/Virtually Bankrupt	60,807	28,113	4,976	15,286	12,715	51,807	32,682	2,612	208,998
Gross charge-offs	9,301	8,575	1,057	794	174	130	10,131	—	30,162
Residential	¥668,170	¥659,156	¥714,292	¥573,679	¥864,058	¥8,997,473	¥20,550	¥—	¥12,497,378
Accrual	668,118	658,831	714,154	573,444	863,432	8,959,995	18,891	—	12,456,865
Nonaccrual	52	325	138	235	626	37,478	1,659	—	40,513
Gross charge-offs	—	—	2	6	28	1,253	—	—	1,289
Card	¥21	¥181	¥224	¥269	¥207	¥638	¥409,416	¥73,894	¥484,850
Accrual	—	10	7	7	9	34	396,746	15,483	412,296
Nonaccrual	21	171	217	262	198	604	12,670	58,411	72,554
Gross charge-offs	18	63	100	112	97	117	9,712	10,801	21,020
Krungsri	¥2,133,219	¥1,481,834	¥811,883	¥401,052	¥431,766	¥768,770	¥2,741,676	¥16,982	¥8,787,182
Performing	1,986,177	1,319,372	685,123	337,985	330,511	578,608	2,578,069	—	7,815,845
Under-Performing	110,487	108,846	86,273	49,140	80,033	141,150	136,897	—	712,826
Non-Performing	36,555	53,616	40,487	13,927	21,222	49,012	26,710	16,982	258,511
Gross charge-offs	8,765	55,828	34,544	12,995	15,439	19,729	30,709	2,632	180,641
Other	¥749,054	¥296,723	¥94,173	¥45,408	¥26,103	¥87,724	¥458,982	¥—	¥1,758,167
Accrual	743,600	291,516	92,176	44,523	24,642	82,574	445,355	—	1,724,386
Nonaccrual	5,454	5,207	1,997	885	1,461	5,150	13,627	—	33,781
Gross charge-offs	4,815	15,962	6,212	1,810	785	3,036	6,013	—	38,633

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2025:	2024	2023	2022	2021	2020	Prior
	(in millions)
Commercial:	¥36,144,399	¥14,800,806	¥9,780,316	¥4,868,593	¥4,571,927	¥9,808,543	¥26,976,735	¥78,570	¥107,029,889
Domestic	24,117,429	7,173,200	6,154,487	3,848,005	4,060,428	7,912,621	8,272,309	—	61,538,479
Normal	23,928,261	7,042,016	6,052,900	3,665,031	3,962,275	7,288,161	8,073,197	—	60,011,841
Close Watch	128,827	122,907	90,760	166,698	78,351	529,207	184,168	—	1,300,918
Likely to become Bankrupt or Legally/Virtually Bankrupt	60,341	8,277	10,827	16,276	19,802	95,253	14,944	—	225,720
Gross charge-offs	1,371	2,259	2,078	592	261	3,140	907	—	10,608
Foreign	12,026,970	7,627,606	3,625,829	1,020,588	511,499	1,895,922	18,704,426	78,570	45,491,410
Normal	11,839,879	7,367,932	3,465,137	1,011,411	480,256	1,732,371	18,474,590	76,313	44,447,889
Close Watch	154,312	177,968	137,788	9,177	19,982	114,575	213,896	—	827,698
Likely to become Bankrupt or Legally/Virtually Bankrupt	32,779	81,706	22,904	—	11,261	48,976	15,940	2,257	215,823
Gross charge-offs	2,151	8,622	11,010	2,855	336	6,872	13,460	—	45,306
Residential	¥1,124,971	¥636,238	¥625,599	¥672,243	¥537,121	¥8,947,802	¥17,806	¥—	¥12,561,780
Accrual	1,124,734	636,136	625,164	672,068	536,861	8,914,948	16,419	—	12,526,330
Nonaccrual	237	102	435	175	260	32,854	1,387	—	35,450
Gross charge-offs	—	—	5	43	10	576	1	—	635
Card	¥38	¥179	¥270	¥310	¥279	¥703	¥416,238	¥80,756	¥498,773
Accrual	1	3	7	15	6	33	403,628	17,546	421,239
Nonaccrual	37	176	263	295	273	670	12,610	63,210	77,534
Gross charge-offs	3	52	112	93	70	152	9,249	12,271	22,002
Krungsri	¥1,688,668	¥1,487,981	¥1,002,889	¥546,198	¥239,302	¥904,667	¥2,955,217	¥21,986	¥8,846,908
Performing	1,507,924	1,325,246	855,947	442,848	193,714	651,811	2,698,374	7	7,675,871
Under-Performing	147,612	115,002	102,598	66,928	31,663	173,199	206,398	—	843,400
Non-Performing	33,132	47,733	44,344	36,422	13,925	79,657	50,445	21,979	327,637
Gross charge-offs	5,970	53,874	50,589	21,359	7,095	23,135	32,294	5,327	199,643
Other	¥795,726	¥385,741	¥162,365	¥38,968	¥34,651	¥91,677	¥547,564	¥—	¥2,056,692
Accrual	790,753	378,532	159,835	38,006	33,940	86,122	537,014	—	2,024,202
Nonaccrual	4,973	7,209	2,530	962	711	5,555	10,550	—	32,490
Gross charge-offs	6,492	30,173	9,590	2,623	383	3,075	6,621	—	58,957

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
For the Commercial, Residential, Card and Krungsri segments, credit quality indicators are based on information as of March 31. For the Other segment, credit quality indicators are generally based on information as of December 31.

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
Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2023, 2024 and 2025 are shown below:

Fiscal year ended March 31, 2023 (As Adjusted):	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥934,086	¥69,887	¥40,768	¥346,841	¥103,574	¥1,495,156
Transfer from MUAH to Commercial segment	33,062	—	—	—	(33,062)	—
Provision for (reversal of) credit losses	(113,886)	(9,511)	19,236	69,866	41,580	7,285
Charge-offs	158,780	645	18,255	100,545	55,922	334,147
Recoveries collected	18,784	16	720	26,774	24,506	70,800
Net charge-offs	139,996	629	17,535	73,771	31,416	263,347
Other(1)	6,323	—	—	21,711	12,386	40,420
Balance at end of fiscal year	¥719,589	¥59,747	¥42,469	¥364,647	¥93,062	¥1,279,514

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2024 (As Adjusted):	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥719,589	¥59,747	¥42,469	¥364,647	¥93,062	¥1,279,514
Provision for (reversal of) credit losses	66,240	(1,500)	21,927	138,358	33,770	258,795
Charge-offs	72,792	1,289	21,020	180,641	38,633	314,375
Recoveries collected	14,488	6	713	32,856	17,173	65,236
Net charge-offs	58,304	1,283	20,307	147,785	21,460	249,139
Other(1)(2)(3)	17,989	—	(7,666)	49,991	7,477	67,791
Balance at end of fiscal year	¥745,514	¥56,964	¥36,423	¥405,211	¥112,849	¥1,356,961

Fiscal year ended March 31, 2025:	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥745,514	¥56,964	¥36,423	¥405,211	¥112,849	¥1,356,961
Provision for (reversal of) credit losses	(93,052)	(6,729)	25,607	156,582	39,382	121,790
Charge-offs	55,914	635	22,002	199,643	58,957	337,151
Recoveries collected	13,213	7	899	40,340	16,433	70,892
Net charge-offs	42,701	628	21,103	159,303	42,524	266,259
Other(1)	1,861	—	—	21,367	7,355	30,583
Balance at end of fiscal year	¥611,622	¥49,607	¥40,927	¥423,857	¥117,062	¥1,243,075

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the fiscal year ended March 31, 2024, Other includes the impact of the change in accounting principle relating to the recognition and measurement of TDRs, which was adopted on April 1, 2023. The total impact across all segments was negative of ¥18,869 million.
(3)For the fiscal year ended March 31, 2024, the Krungsri and Other segments include the initial allowance for credit losses for the loans purchased with credit deterioration of ¥20,134 million and ¥2,097 million, respectively.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease from charge-offs in the allowance for credit losses amounting to ¥80.6 billion, ¥15.7 billion and ¥48.4 billion for the fiscal years ended March 31, 2023, 2024 and 2025, respectively, due to loan disposal activity.
The MUFG Group sold ¥2,879 billion, ¥2,788 billion and ¥3,778 billion of loans within the Commercial segment during the fiscal years ended March 31, 2023, 2024 and 2025, respectively.
The MUFG Group sold ¥556 billion of loans within the Other segment during the fiscal year ended March 31, 2023.

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

2024
(in millions)
Purchase price	¥15,588
Allowance for credit losses at acquisition	22,231
Non-credit discount	269
Principal balance	38,088

5.    PREMISES AND EQUIPMENT
Premises and equipment at March 31, 2024 and 2025 consisted of the following:

	2024 (As Adjusted)	2025
	(in millions)
Land	¥389,709	¥406,470
Buildings	798,936	794,868
Equipment and furniture	557,073	561,926
Leasehold improvements	267,968	284,171
Construction in progress	30,001	34,007
Total	2,043,687	2,081,442
Less accumulated depreciation	1,171,046	1,161,588
Premises and equipment-net	¥872,641	¥919,854
For the fiscal years ended March 31, 2023, 2024 and 2025, the MUFG Group recognized ¥5,318 million, ¥3,159 million and ¥14,695 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥173 million, ¥5,468 million and ¥363 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
6.    GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2024 and 2025:

	Retail & Digital Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Total
	(in millions)
Balance at March 31, 2023 (As Adjusted):
Goodwill(2)	¥—	¥152,236	¥481,263	¥253,725	¥2,300	¥889,524
Accumulated impairment losses(1)(2)	—	(63,568)	(481,263)	(47,921)	—	(592,752)
	—	88,668	—	205,804	2,300	296,772
Goodwill acquired during the fiscal year(3)	15,884	—	94,320	63,063	—	173,267
Foreign currency translation adjustments and other	—	6,995	2,556	14,168	—	23,719
Balance at March 31, 2024 (As Adjusted):
Goodwill	15,884	159,231	578,139	330,956	2,300	1,086,510
Accumulated impairment losses	—	(63,568)	(481,263)	(47,921)	—	(592,752)
	¥15,884	¥95,663	¥96,876	¥283,035	¥2,300	¥493,758
Goodwill acquired during the fiscal year(3)	63,730	—	—	149,782	—	213,512
Impairment loss	—	—	(32,388)	(117,701)	—	(150,089)
Foreign currency translation adjustments and other	—	(253)	(977)	2,213	—	983
Balance at March 31, 2025:
Goodwill	79,614	158,978	577,162	482,951	2,300	1,301,005
Accumulated impairment losses	—	(63,568)	(513,651)	(165,622)	—	(742,841)
	¥79,614	¥95,410	¥63,511	¥317,329	¥2,300	¥558,164

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
(2)For the balance at March 31, 2023, the Goodwill and Accumulated impairment losses of the Global Corporate & Investment Banking Business Group and Global Commercial Banking Business Group in the above table exclude the goodwill and accumulated impairment losses previously recorded for MUFG Union Bank, which was sold during the fiscal year ended March 31, 2023. See Note 2 for further information.
(3)Goodwill acquired during the fiscal year ended March 31, 2024 and 2025, mainly relate to the acquisitions described in Note 2.

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

For the fiscal year ended March 31, 2025, the MUFG Group recognized ¥109,933 million of impairment of goodwill relating to the First Sentier Investors reporting unit within the Asset Management & Investor Services Business Group segment. Due largely to market volatility and a decline in the equity markets, the portfolio balance of assets under management across a number of strategies decreased, which resulted in a decrease in the reporting unit’s cash flow projections, and the discount rate increased. As a result, the fair value of the reporting unit was measured on December 31, 2024, for the quantitative goodwill impairment test, and led to an impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The income approach estimates the fair value of the reporting unit by discounting management’s projections of the reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
For the fiscal year ended March 31, 2025, the MUFG Group recognized ¥32,388 million of impairment of goodwill relating to the Mandala Multifinance reporting unit within the Global Commercial Banking Business Group segment. Due largely to the weak auto markets in Indonesia, two-wheeler retail sales showed slow growth during the fiscal year ended March 31, 2025, which resulted in a decrease in the reporting unit’s cash flow projections. As a result, the fair value of the reporting unit was measured on December 31,2024 for the quantitative goodwill impairment test, and led to an impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The income approach estimates the fair value of the reporting unit by discounting management’s projections of the reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.

Other Intangible Assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2024 and 2025:

	2024 (As Adjusted)			2025
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥3,793,187	¥2,865,294	¥927,893	¥4,093,320	¥3,081,494	¥1,011,826
Customer relationships	556,183	291,101	265,082	632,016	335,898	296,118
Core deposit intangibles	130,276	86,535	43,741	138,203	102,052	36,151
Trade names	84,758	46,137	38,621	87,183	50,871	36,312
Other	23,353	9,108	14,245	23,702	9,821	13,881
Total	¥4,587,757	¥3,298,175	1,289,582	¥4,974,424	¥3,580,136	1,394,288
Intangible assets not subject to amortization:
Other			8,178			8,227
Total			¥1,297,760			¥1,402,515

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2024, amounted to ¥386,626 million, which primarily consisted of ¥327,752 million of software and ¥53,885 million of customer relationships. The weighted average amortization periods for these assets are 6 years and 13 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2024, amounted to ¥2 million.
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2025, amounted to ¥403,938 million, which primarily consisted of ¥335,848 million of software and ¥68,010 million of customer relationships. The weighted average amortization periods for these assets are 6 years and 16 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2025, amounted to ¥46 million.
For the fiscal years ended March 31, 2023, 2024 and 2025, the MUFG Group recognized ¥5,151 million, ¥15,042 million and ¥14,353 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.
The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2026	¥327,448
2027	275,525
2028	234,273
2029	182,129
2030	133,527
7.    LEASE TRANSACTIONS
Lease transactions as a lessee
Right-of-use assets of finance leases, which are principally related to data processing equipment and included in Premises and equipment in the accompanying consolidated balance sheets, amounted to ¥24,430 million and ¥21,035 million at March 31, 2024 and 2025, respectively. Lease liabilities of these finance leases, which are included in Long-term debt in the accompanying consolidated balance sheets, amounted to ¥26,055 million and ¥21,460 million at March 31, 2024 and 2025, respectively.
Right-of-use assets of operating leases, which are principally related to office space and equipment are included in Other assets in the accompanying consolidated balance sheets, amounted to ¥235,548 million and ¥247,221 million at March 31, 2024 and 2025, respectively. Lease liabilities of these operating leases, which are included in Other liabilities in the accompanying consolidated balance sheets, amounted to ¥329,267 million and ¥341,499 million at March 31, 2024 and 2025, respectively.
For the fiscal years ended March 31, 2024 and 2025, the MUFG Group recognized ¥18,112 million and ¥19,520 million, respectively, of impairment losses for Right-of-use assets of operating leases, where recovery of the carrying amount is doubtful. The losses are included in Other non-interest expenses.
The discount rates used in determining the present value of leases are the MUFG Group’s incremental borrowing rate, developed based upon each lease’s term and currency of payment. The lease term includes options to extend the lease when it is reasonably certain that the MUFG Group will exercise that option. The MUFG Group has elected to exclude leases with original terms of less than one year from the operating lease right-of-use assets and lease liabilities. The MUFG Group’s lease arrangements that have not yet commenced as of March 31, 2025 are not material. Variable lease costs did not have a material impact on the MUFG Group’s results of operations.
The following table presents profit or loss of lease transactions as a lessee for the fiscal years ended March 31, 2023, 2024 and 2025:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Finance lease cost:
Amortization of right-of-use assets	¥5,672	¥6,352	¥6,277
Interest on lease liabilities	218	341	373
Operating lease cost	67,297	65,719	67,281
The following table presents information of lease transactions as a lessee for the fiscal years ended March 31, 2024 and 2025:

	2024 (As Adjusted)	2025
	(in millions, except years and percentages)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	¥339	¥372
Operating cash flows from operating leases	92,594	89,159
Financing cash flows from finance leases	9,251	9,240
Right-of-use assets obtained in exchange for new finance lease liabilities	15,987	4,657
Right-of-use assets obtained in exchange for new operating lease liabilities	51,764	40,608
Weighted-average remaining lease term:
Finance leases	3.8 years	3.5 years
Operating leases	7.3 years	6.8 years
Weighted-average discount rate:
Finance leases	1.17%	1.26%
Operating leases	1.48%	1.93%
Maturities of lease liabilities as of March 31, 2025 are as follows:

	Finance leases	Operating leases
	(in millions)
2026	¥7,485	¥82,508
2027	6,063	69,847
2028	4,733	56,177
2029	2,622	38,702
2030	676	25,144
2031 and thereafter	451	92,377
Total undiscounted cash flows	22,030	364,755
Difference between undiscounted and discounted cash flows	(570)	(23,256)
Amount on balance sheet	¥21,460	¥341,499
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents profit or loss of lease transactions as a lessor for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥130,654	¥145,433	¥147,667
Operating leases:
Lease income	6,980	8,546	10,780
Total	¥137,634	¥153,979	¥158,447
Finance income on net investment is included in Interest income—Loans, including fees in the consolidated statements of income. Lease income from operating lease transactions is included in Other non-interest income in the consolidated statements of income.
The following table presents the components of sales type and direct financing leases transactions as of March 31, 2024 and 2025:

	2024 (As Adjusted)	2025
	(in millions)
Lease receivables (undiscounted)	¥2,264,022	¥2,202,205
Adjustments:
Discounted unguaranteed residual value	7,446	7,772
Initial direct cost on sales type and direct financing leases	36,347	32,822
Deferred selling profit	(398,812)	(366,108)
Net investment in sales type and direct financing leases	¥1,909,003	¥1,876,691
The following table presents maturity of the lease receivables of sales type and direct financing lease transactions including a reconciliation of undiscounted cash flows to the lease receivables recognized on balance sheet, and the lease payments of operating lease transactions as of March 31, 2025:

	Lease receivables of sales type and direct financing lease	Lease payments of operating leases
	(in millions)
2026	¥573,406	¥10,544
2027	523,333	8,480
2028	399,779	7,614
2029	315,258	7,060
2030	208,871	5,389
2031 and thereafter	181,558	68,804
Total undiscounted cash flows	2,202,205	107,891
Difference between undiscounted cash flows and the lease receivables recognized on balance sheet	(325,514)
Amount on balance sheet	¥1,876,691
The carrying amounts of the underlying assets under operating leases as of March 31, 2024 and 2025 were ¥99,005 million and ¥142,964 million respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
8.    INCOME TAXES
Income before Income Tax Expense
Income before income tax expense by jurisdiction for the fiscal years ended March 31, 2023, 2024 and 2025 was as follows:

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Domestic income (loss)	¥(588,227)	¥611,036	¥(407,567)
Foreign income	1,049,539	1,267,190	2,203,143
Total	¥461,312	¥1,878,226	¥1,795,576
Income Tax Expense
The detail of current and deferred income tax expense for the fiscal years ended March 31, 2023, 2024 and 2025 was as follows:

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Current:
Domestic	¥250,780	¥106,951	¥118,433
Foreign	203,213	302,494	241,724
Total	453,993	409,445	360,157
Deferred:
Domestic	(346,367)	87,990	103,533
Foreign	(60,875)	3,222	64,248
Total	(407,242)	91,212	167,781
Income tax expense	46,751	500,657	527,938
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	(59,568)	33,327	(46,184)
Debt valuation adjustments	7,858	(19,707)	4,941
Derivatives qualifying for cash flow hedges	(2,268)	(120)	(436)
Defined benefit plans	(10,301)	170,191	32,952
Foreign currency translation adjustments	85,074	155,814	(11,455)
Total	20,795	339,505	(20,182)
Total	¥67,546	¥840,162	¥507,756

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
On March 31, 2025, the Japanese Diet enacted the tax related law, “Special Measures Law for Securing Defense Funding.” As a result, starting from fiscal years beginning on or after April 1, 2026, a 4.0% surcharge will be added to the corporate tax rate. This surcharge is based on the corporate tax rate of 23.2% and entails an approximately 0.9% increase in the effective statutory rate of corporate income tax from 30.6% to 31.5%. The change in tax laws resulted in an increase of ¥20,982 million in income tax expense for the fiscal year ended March 31, 2025.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Reconciliation of Effective Income Tax Rate
Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 30.6%, 30.6%, and 30.6% for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.
A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2023, 2024 and 2025 is as follows:

	2023 (As Adjusted)		2024 (As Adjusted)	2025
Combined normal effective statutory tax rate	30.6%		30.6%	30.6%
Nondeductible expenses	1.1		0.4	0.4
Impairment of goodwill	2.2		—	2.4
Foreign tax credit and payments	(6.7)		0.9	0.2
Lower tax rates applicable to income of subsidiaries	(4.1)		(1.5)	(2.5)
Change in valuation allowance	(1.3)		(1.4)	0.3
Taxation for gain on sale of shares in subsidiary	4.8	(1)	—	—
Nontaxable dividends received	(21.1)		(4.1)	(5.3)
Undistributed earnings of subsidiaries	0.2		0.9	1.8
Tax and interest expense for uncertainty in income taxes	—		—	1.7
Tax penalty and tax refund	—		—	(2.9)	(2)
Noncontrolling interest income	0.4		0.6	0.1
Effect of changes in tax laws	0.9		—	1.2
Expiration of loss carryforward	0.2		0.1	1.4
Other—net	2.9		0.2	—
Effective income tax rate	10.1%		26.7%	29.4%

Notes:
(1)In March 2023, MUAH repurchased a portion of the shares in MUAH held by MUFG and MUFG Bank. The transaction resulted in the realization of a difference between the book value of the shares in MUAH for accounting and tax purposes, resulting in a ¥22,250 million increase of income tax expense and a 4.8 percentage points increase in the effective tax rate for the fiscal year ended March 31, 2023.
(2)For the fiscal year ended March 31, 2025, MUAH recognized a tax benefit of ¥52,129 million related to the amendment of the California state tax return, resulting in a 2.9 percentage points decrease in the effective tax rate.

Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2024 and 2025 were as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2024 (As Adjusted)	2025
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥457,344	¥390,614
Operating loss carryforwards	93,134	86,747
Loans	—	—
Accrued liabilities and other	386,583	328,371
Premises and equipment	122,705	113,572
Derivative financial instruments	530,127	649,519
Obligations under operating leases	86,288	89,790
Valuation allowance	(130,881)	(122,241)
Total deferred tax assets	¥1,545,300	¥1,536,372

	2024 (As Adjusted)	2025
	(in millions)
Deferred tax liabilities:
Investment securities (including trading account assets at fair value under the fair value option)	729,381	642,105
Loans	2,186	3,466
Intangible assets	73,522	87,064
Lease transactions	12,240	16,866
Defined benefit plans	221,440	270,634
Investments in subsidiaries and affiliates	841,186	1,002,424
Right-of-use assets of operating leases	60,432	64,074
Other	74,821	81,284
Total deferred tax liabilities	2,015,208	2,167,917
Net deferred tax liabilities	¥(469,908)	¥(631,545)
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
For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2024 and 2025 to the extent that it is more likely than not that they will not be realized.
Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2024, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥110,552 million and at March 31, 2025, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥130,790 million. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither the plan nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.
Furthermore, under the Japanese tax law, 95% of a dividend received from a foreign company in which a domestic company has held generally at least 25% of the outstanding shares for a continuous period of six months or more ending on the date on whi

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
ch the dividend is declared can be excluded from the domestic company’s taxable income. Therefore, if undistributed earnings of certain foreign subsidiaries are repatriated through dividends, only 5% of the amount of dividends will be included in taxable income.
Operating Loss and Tax Credit Carryforwards
At March 31, 2025, the MUFG Group had operating loss carryforwards for corporate tax of ¥199,246 million and tax credit carryforwards of ¥9,268 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2026	¥53,901	¥315
2027	886	292
2028	1,833	153
2029	13,175	346
2030	67,607	183
2031	7,143	247
2032 and thereafter	5,394	5,911
No definite expiration date	49,307	1,821
Total	¥199,246	¥9,268
Uncertainty in Income Tax
The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025
	(in millions)
Balance at beginning of fiscal year	¥21,794	¥25,400	¥10,521
Gross amount of increases for current year’s tax positions	451	32	—
Gross amount of increases for prior years’ tax positions	279	—	40,882
Gross amount of decreases for prior years’ tax positions	(166)	(16,719)	(23)
Net amount of changes relating to settlements with tax authorities	—	—	(2,258)
Decreases due to lapse of applicable statutes of limitations	(116)	—	(772)
Foreign exchange translation and other	3,158	1,808	2,430
Balance at end of fiscal year	¥25,400	¥10,521	¥50,780
The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025
	(in millions)
Balance at beginning of fiscal year	¥2,848	¥2,167	¥1,260
Total interest and penalties in the consolidated statements of income	(1,052)	(1,218)	(1,770)
Total cash settlements, foreign exchange translation and other	371	311	815
Balance at end of fiscal year	¥2,167	¥1,260	¥305

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2023 and forward
United States—Federal	2019 and forward
United States—California	2017 and forward
Indonesia	2019 and forward
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

9.    PLEDGED ASSETS AND COLLATERAL
Pledged Assets
At March 31, 2025, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2025
(in millions)
Trading account securities	¥12,140,281
Investment securities	16,371,212
Loans	18,438,447
Other	25,901
Total	¥46,975,841
The above pledged assets were classified by type of liabilities to which they related as follows:

2025
(in millions)
Deposits	¥15,807
Call money and funds purchased	89,946
Payables under repurchase agreements and securities lending transactions	27,537,929
Other short-term borrowings and long-term debt	19,331,189
Other	970
Total	¥46,975,841
At March 31, 2025, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets with a combined carrying value of ¥23,264,575 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2024 (As Adjusted) and 2025, the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥3,012,095 million and ¥2,962,933 million, respectively.
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
If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2025, the MUFG Group pledged ¥37,827 billion of assets that may not be sold or repledged by the secured parties.
Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2024 (As Adjusted) and 2025, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥38,353 billion and ¥41,438 billion, respectively, of which ¥25,795 billion and ¥29,714 billion, respectively, was sold or repledged.
At March 31, 2024 (As Adjusted) and 2025, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥3,182,590 million and ¥2,566,588 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,404,066 million and ¥1,415,939 million, respectively.
10.     DEPOSITS
At March 31, 2024 (As Adjusted) and 2025, the aggregate amount of time deposit accounts (including CDs) in denominations that meet or exceed the insured limit were ¥66,448,281 million and ¥69,396,042 million, respectively. These time deposits included domestic time deposits in denominations that meet or exceed the limit stipulated by the Deposit Insurance Act in Japan, which is ¥10 million, and foreign time deposits in denominations that meet or exceed any country-specific insurance fund limit.
The maturity information at March 31, 2025 for domestic and foreign time deposits, including CDs, is summarized as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Domestic	Foreign
	(in millions)
Due in one year or less	¥30,195,623	¥39,732,859
Due after one year through two years	3,726,844	480,930
Due after two years through three years	2,330,065	260,979
Due after three years through four years	445,905	77,600
Due after four years through five years	744,759	6,041
Due after five years	865,415	26,548
Total	¥38,308,611	¥40,584,957

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
11.    CALL MONEY AND FUNDS PURCHASED
A summary of funds transactions for the fiscal years ended March 31, 2024 and 2025 is as follows:

	2024	2025
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥5,094,171	¥5,016,678
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.09%	0.63%
12.    DUE TO TRUST ACCOUNT, SHORT-TERM BORROWINGS AND LONG-TERM DEBT
Mitsubishi UFJ Trust and Banking holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.
However, excess cash funds of individual trust accounts are often placed with Mitsubishi UFJ Trust and Banking which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2024 and 2025 is as follows:

	2024	2025
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥4,659,456	¥3,762,641
Weighted average interest rate on outstanding balance at end of fiscal year	0.00%	0.10%
At March 31, 2024 and 2025, the MUFG Group had unused lines of credit for financing amounting to ¥3,943,240 million and ¥3,439,902 million, respectively. The amounts principally consist of pooled collateral which are used to cover shortages in the Bank of Japan account and Federal Reserve Bank of New York accounts, and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan and Federal Reserve Bank of New York on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Other short-term borrowings at March 31, 2024 and 2025 were comprised of the following:

	2024 (As Adjusted)	2025
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,319,959	¥1,527,544
Borrowings from the Bank of Japan	2,171,660	14,995,160
Borrowings from other financial institutions	96,645	175,267
Other(1)	1,168,468	997,078
Total domestic offices	4,756,732	17,695,049
Foreign offices:
Commercial paper	6,160,424	6,707,574
Borrowings from other financial institutions	210,885	219,134
Short-term debentures	101	—
Other	13,725	15,169
Total foreign offices	6,385,135	6,941,877
Total	11,141,867	24,636,926
Less unamortized discount	—	—
Other short-term borrowings—net	¥11,141,867	¥24,636,926
Weighted average interest rate on outstanding balance at end of fiscal year	3.02%	1.58%

Note:
(1)Includes borrowings from the jointly operated designated money in trusts.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Long-term debt (with original maturities of more than one year) at March 31, 2024 and 2025 was comprised of the following:

	2024 (As Adjusted)	2025
	(in millions)
MUFG:
Obligations under finance leases	¥377	¥726
Unsubordinated debt (1):
Fixed rate bonds, payable in US dollars, due 2025-2039, principally 1.41%-5.57%	7,672,722	6,419,433
Fixed rate bonds, payable in Euro, due 2028-2033, principally 0.85%-3.56%	566,150	278,616
Fixed rate bonds, payable in other currencies, due 2025-2029, principally 2.73%-4.05% (2)	41,488	30,561
Adjustable rate bonds, payable in Japanese yen, due 2026-2034, principally 0.25%-1.47%	545,200	280,900
Adjustable rate bonds, payable in Euro, due 2027-2032, principally 0.34%-4.64%	538,692	324,160
Adjustable rate borrowings, payable in Japanese yen, due 2029-2037, principally 0.91%-1.86%	245,000	245,000
Floating rate bonds, payable in US dollars, due 2026 , principally 5.79%	249,827	44,856
Floating rate bonds, payable in other currencies, due 2024, principally 5.61% (2)	39,444	—
Total	9,898,523	7,623,526
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2025-2035, principally 0.37%-2.05%	937,805	990,959
Fixed rate bonds, payable in US dollars, no stated maturity, principally 8.20%	117,692	116,997
Fixed rate borrowings, payable in Japanese yen, due 2025-2028, principally 0.57%-0.79%	86,000	86,000
Adjustable rate bonds, payable in Japanese yen, due 2030-2035, principally 0.35%-1.57%	963,219	1,005,655
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 0.85%-2.51%	1,983,789	2,143,532
Adjustable rate borrowings, payable in Japanese yen, due 2032-2034, principally 0.72%-1.28%	34,000	36,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.87%-2.95%	175,675	233,703
Total	4,298,180	4,612,846
Total	14,197,080	12,237,098
MUFG Bank:
Obligations under finance leases	¥4,567	¥4,397
Unsubordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2027 , principally 2.34%	17,200	8,300
Fixed rate bonds, payable in US dollars, due 2044-2052, principally 0.00%-4.70%	1,060,184	929,501
Fixed rate bonds, payable in Euro, due 2033, principally 1.81%	7,346	7,294
Fixed rate borrowings, payable in Japanese yen, due 2025-2029, principally 0.00%-0.26%	20,186,175	2,358,191
Fixed rate borrowings, payable in US dollars, due 2030-2036, principally 2.93%-3.87%	14,332	41,873
Adjustable rate borrowings, payable in Japanese yen, due 2025, principally 0.50%	—	1,442,400
Adjustable rate borrowings, payable in US dollars, due 2024, principally 5.83%	167,308	—
Floating rate borrowings, payable in US dollars, due 2025-2035, principally 0.88%-5.41%	628,297	392,524
Floating rate borrowings, payable in Euro, due 2029-2036, principally 2.59%-3.45%	93,781	80,058
Floating rate borrowings, payable in other currencies, due 2031, principally 2.05% (2)	—	2,512
Total	22,174,623	5,262,653
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2025-2031, principally 1.95%-2.91%	176,000	175,800
Fixed rate borrowings, payable in Japanese yen, due 2025-2026, principally 1.88%-2.24%	41,500	21,500
Adjustable rate borrowings, payable in Japanese yen, due 2028, principally 1.53%	10,000	10,000
Floating rate borrowings, payable in Japanese yen, due 2027, principally 0.96%	15,000	15,000
Total	242,500	222,300
Obligations under loan securitization transaction accounted for as secured borrowings due 2025-2080, principally 0.25%-8.00%	360,081	291,023
Total	22,781,771	5,780,373

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2024 (As Adjusted)	2025
	(in millions)
Other subsidiaries:
Obligations under finance leases	¥21,111	¥16,337
Unsubordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2025-2051, principally 0.00%-14.30%	1,051,354	977,337
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2025-2036, principally 0.00%-9.50%	59,522	30,185
Fixed rate borrowings, payable in Euro, due 2026-2032, principally 0.00%-0.07%	1,004	5,122
Fixed rate borrowings, bonds and notes, payable in Thai baht, due 2025-2029, principally 0.00%-4.70%	336,892	317,394
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2025-2037, principally 0.50%-9.00%(2)	389,260	425,945
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2025-2055, principally 0.00%-27.11%	683,131	622,569
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2025-2032, principally 0.00%-27.50%	150,161	169,131
Adjustable rate bonds and notes, payable in Euro, due 2024, principally 0.10%	170	—
Floating rate borrowings, payable in other currencies, due 2025-2028, principally 6.05%-8.00% (2)	64,086	188,934
Total	2,735,580	2,736,617
Subordinated debt (1):
Fixed rate bonds and notes, payable in Japanese yen, due 2025-2030, principally 1.92%-2.61%	30,000	30,000
Fixed rate bonds and notes, payable in US dollars, due 2027-2030, principally 7.50%-8.00%	2,386	2,049
Fixed rate bonds and notes, payable in Thai baht, due 2031-2034, principally 3.00%-4.30%	253,035	228,800
Floating rate bonds and notes, payable in US dollars, due 2028, principally 11.51%	6,068	4,777
Total	291,489	265,626
Total	3,048,180	3,018,580
Total	40,027,031	21,036,051
Debt issuance cost	¥(14,212)	¥(13,644)
Total	¥40,012,819	¥21,022,407

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
The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2024 and 2025.
Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following is a summary of maturities of long-term debt subsequent to March 31, 2025 :

	MUFG	BK	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2026	¥711,944	¥2,710,628	¥565,632	¥3,988,204
2027	740,039	171,692	545,110	1,456,841
2028	1,469,091	1,064,897	330,881	2,864,869
2029	1,303,139	386,995	231,800	1,921,934
2030	719,399	136,382	83,188	938,969
2031 and thereafter	7,293,486	1,309,779	1,261,969	9,865,234
Total	¥12,237,098	¥5,780,373	¥3,018,580	¥21,036,051
New Issuances of Debt for Basel III
For the fiscal year ended March 31, 2025, the MUFG Group obtained unsecured perpetual subordinated Additional Tier 1 debt financing of ¥358,000 million in the form of securities and borrowings from institutional investors in Japan. These securities and borrowings are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable or when the MUFG Group becomes subject to bankruptcy proceedings.
For the fiscal year ended March 31, 2025, the MUFG Group obtained debt financing of $4,750 million (approximately ¥710,220 million) and €1,000 million (approximately ¥162,080 million) with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) from global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board. The MUFG Group is required to maintain External TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis.
For the fiscal year ended March 31, 2025, the MUFG Group obtained subordinated term Tier 2 debt financing of ¥363,000 million in the form of securities issuance and borrowings in Japan. The MUFG Group can be exempted from the obligation to pay principal of and interest on the securities when the MUFG Group are deemed to be at risk of becoming non-viable. According to the approach of the Financial Services Agency of Japan (“FSA”), the point of non-viability will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan, confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
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
Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2023, 2024 and 2025 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2023	2024	2025	2023 (As Adjusted)			2024 (As Adjusted)		2025
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits		Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥41,026	¥34,653	¥31,728	¥16,793		¥97	¥13,231	¥52	¥14,759	¥52
Interest cost on projected benefit obligation	14,356	20,547	23,954	20,634		1,002	8,461	1,216	8,850	1,266
Expected return on plan assets	(84,084)	(83,130)	(95,929)	(44,590)		(3,200)	(10,810)	(1,503)	(12,443)	(1,670)
Amortization of net actuarial loss (gain)	1,446	(591)	(16,821)	7,534		155	1,362	1,191	2,112	(89)
Amortization of prior service cost	(1,396)	(1,974)	(282)	(3,115)		(432)	(945)	(426)	(1,328)	(449)
Loss (gain) on settlements and curtailment	(4,860)	(13,659)	(13,754)	84,345	(1)	—	1,803	—	15	—
Other	—	(194)	(203)	—		—	3,939	6	(2,513)	(301)
Net periodic benefit cost (income)	¥(33,512)	¥(44,348)	¥(71,307)	¥81,601		¥(2,378)	¥17,041	¥536	¥9,452	¥(1,191)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2023	2024	2025	2023		2024		2025
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	0.86%	1.36%	1.70%	2.51%	2.21%	4.74%	4.59%	5.06%	5.00%
Discount rates in determining benefit obligation	1.36	1.70	2.89	4.76	4.68	5.06	5.06	5.22	5.26
Rates of increase in future compensation level for determining expense	3.46	3.47	3.49	5.04	—	5.09	—	5.50	—
Rates of increase in future compensation level for determining benefit obligation	3.47	3.49	3.91	5.09	—	5.50	—	5.44	—
Expected rates of return on plan assets	2.93	2.97	2.89	4.86	5.50	4.98	6.25	5.93	7.00
Cash balance crediting rate for determining expense	2.46	2.46	2.46	1.94	—	3.72	—	4.38	—
Cash balance crediting rate for determining benefit obligation	2.46	2.46	2.53	3.72	—	4.38	—	4.59	—
The following table presents the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year:

	2024(1)	2025(1)
Initial trend rate	7.50%	8.00%
Ultimate trend rate	4.00%	4.00%
Year the rate reaches the ultimate trend rate	2033	2035

Note:
(1)Fiscal years of foreign subsidiaries end on December 31. Therefore, the above table presents the rates and amounts at December 31, 2023 and 2024, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2024 and 2025:

	Domestic subsidiaries				Foreign offices and subsidiaries
	2024		2025		2024 (As Adjusted)		2025
	Non-contributory pension benefits and SIP		Non-contributory pension benefits and SIP		Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,547,273		¥1,448,579		¥196,696	¥24,195	¥198,793	¥25,719
Service cost	34,653		31,728		13,231	52	14,759	52
Interest cost	20,547		23,954		8,461	1,216	8,850	1,266
Plan participants’ contributions	—		—		—	477	—	430
Acquisitions/ Divestitures	(216)		(354)		1,657	—	—	—
Amendments	—		—		(608)	—	(2,075)	—
Actuarial loss (gain)	(69,696)	(1)	(109,527)	(1)	(1,199)	(643)	(5,195)	(1,107)
Benefits paid	(65,641)		(65,960)		(30,940)	(2,676)	(7,721)	(2,555)
Lump-sum payment	(18,341)		(17,908)		(4,259)	—	(5,837)	—
Translation adjustments and other	—		—		15,754	3,098	(2,258)	(411)
Benefit obligation at end of fiscal year	1,448,579		1,310,512		198,793	25,719	199,316	23,394
Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,774,572		3,333,330		215,819	22,197	196,991	23,671
Actual return on plan assets	598,836		117,384		(6,764)	620	7,761	993
Employer contributions	25,521		25,184		2,045	148	2,826	228
Acquisitions/ Divestitures	42		(26)		—	—	—	—
Plan participants’ contributions	—		—		—	477	—	430
Benefits paid	(65,641)		(65,960)		(30,940)	(2,676)	(7,721)	(2,555)
Translation adjustments and other	—		(140)		16,831	2,905	(6,222)	(277)
Fair value of plan assets at end of fiscal year	¥3,333,330		¥3,409,772		¥196,991	¥23,671	¥193,635	¥22,490
Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥1,902,768		¥2,116,823		¥82,633	¥1,359	¥79,809	¥—
Accrued benefit cost	(18,017)		(17,563)		(84,435)	(3,407)	(85,490)	(904)
Net amount recognized	¥1,884,751		¥2,099,260		¥(1,802)	¥(2,048)	¥(5,681)	¥(904)

Note:
(1)Significant gains and losses related to changes in the benefit obligation for the fiscal years ended March 31, 2024 and 2025 primarily result from changes in the discount rate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The aggregated accumulated benefit obligations of these plans at March 31, 2024 and 2025 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2024	2025	2024 (As Adjusted)	2025
	(in millions)
Aggregated accumulated benefit obligations	¥1,425,853	¥1,292,334	¥170,385	¥171,906
The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2024 and 2025 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2024	2025	2024 (As Adjusted)	2025
	(in millions)
Projected benefit obligations	¥24,655	¥21,768	¥94,145	¥93,518
Accumulated benefit obligations	24,655	21,768	66,949	67,399
Fair value of plan assets	7,771	5,304	9,708	8,275
MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2023, 2024 and 2025 were ¥16,888 million, ¥19,116 million and ¥14,089 million, respectively.
The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2024 and 2025:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2024	2025	2024 (As Adjusted)		2025
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(538,886)	¥(638,775)	¥38,066	¥2,105	¥34,990	¥1,685
Prior service cost	525	807	(1,743)	(1,114)	(2,467)	(659)
Gross amount recognized in Accumulated OCI	(538,361)	(637,968)	36,323	991	32,523	1,026
Taxes	121,569	152,200	(10,923)	(306)	(9,134)	(281)
Net amount recognized in Accumulated OCI	¥(416,792)	¥(485,768)	¥25,400	¥685	¥23,389	¥745

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents OCI for the fiscal years ended March 31, 2024 and 2025:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2024	2025	2024 (As Adjusted)		2025
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(585,393)	¥(130,464)	¥16,343	¥240	¥(1,570)	¥(490)
Prior service cost arising during the year	—	—	(608)	—	(2,188)	—
Losses (gains) due to amortization:
Net actuarial loss (gain)	591	16,821	(1,362)	(1,191)	(2,112)	89
Prior service cost	1,974	282	945	426	1,328	449
Curtailment and settlement	13,659	13,754	(1,803)	—	(15)	—
Foreign currency translation adjustments	—	—	3,277	162	757	(13)
Total changes in Accumulated OCI	¥(569,169)	¥(99,607)	¥16,792	¥(363)	¥(3,800)	¥35

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
The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2025 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	35.6%	—%	—%
Japanese debt securities	23.0	—	—
Non-Japanese equity securities	13.5	29.8	30.0
Non-Japanese debt securities	21.7	61.3	64.0
Real estate	1.2	6.9	6.0
Short-term assets and other	5.0	2.0	—
Total	100.0%	100.0%	100.0%
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Estimated future benefit payments
The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2026	¥82,594	¥12,170	¥2,452
2027	78,928	13,770	2,327
2028	79,260	14,523	2,169
2029	78,574	14,661	2,014
2030	77,371	15,747	1,856
Thereafter (2031-2035)	363,606	106,242	8,070
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
The following tables present the fair value of each major category of plan assets as of March 31, 2024 and 2025:
Pension benefits and SIP Investments:

At March 31, 2024	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥57,220	¥—	¥—	¥57,220	¥—	¥—	¥—	¥—
Non-Japanese government bonds	5,880	—	—	5,880	10,226	2,744	—	12,970
Other debt securities	4,404	112,628	2,548	119,580	—	44,397	—	44,397
Japanese marketable equity securities	1,030,420	—	—	1,030,420	—	—	—	—
Non-Japanese marketable equity securities	96,727	453	—	97,180	—	—	—	—
Other investment funds	—	—	—	—	600	45,098	—	45,698
Japanese general account of life insurance companies(1)	—	199,432	—	199,432	—	—	—	—
Other investments	16,823	11,393	—	28,216	3,363	1,414	432	5,209
Total	¥1,211,474	¥323,906	¥2,548	¥1,537,928	¥14,189	¥93,653	¥432	¥108,274

At March 31, 2025	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥51,627	¥—	¥—	¥51,627	¥—	¥—	¥—	¥—
Non-Japanese government bonds	571	—	—	571	14,948	2,449	—	17,397
Other debt securities	3,691	113,713	2,567	119,971	—	47,657	—	47,657
Japanese marketable equity securities	1,055,319	—	—	1,055,319	—	—	—	—
Non-Japanese marketable equity securities	75,941	83	—	76,024	—	—	—	—
Other investment funds	—	—	—	—	4,529	46,132	—	50,661
Japanese general account of life insurance companies(1)	—	194,758	—	194,758	—	—	—	—
Other investments	20,508	27,395	—	47,903	152	1,664	333	2,149
Total	¥1,207,657	¥335,949	¥2,567	¥1,546,173	¥19,629	¥97,902	¥333	¥117,864

Note:
(1)“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 0.95% from April 1, 2023 to March 31, 2024 and 0.94% from April 1, 2024 to March 31, 2025.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2024 and 2025:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2024		2025		2024		2025
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥74,802		¥63,276		¥—		¥—
Japanese debt securities	203,075		191,765		—		—
Non-Japanese marketable equity securities	195,320		166,045		—		—
Non-Japanese debt securities	290,985		288,808		—		—
Other	89,894		134,293		—		—
Total pooled funds	854,076		844,187		—		—
Other investment funds	941,326	(1)	1,019,412	(1)	88,717	(2)	75,771	(2)
Total	¥1,795,402		¥1,863,599		¥88,717		¥75,771

Notes:
(1)Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥899,855 million and ¥11,876 million, respectively, at March 31, 2024 and ¥977,917 million and ¥11,205 million, respectively, at March 31, 2025.
(2)Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of ¥5,983 million, ¥50,248 million and ¥32,294 million, respectively, at March 31, 2024 and ¥5,787 million, ¥39,712 million and ¥30,093 million, respectively, at March 31, 2025.

Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥2,355 million (0.07% of plan assets) of debt securities issued by the MUFG Group at March 31, 2024 and ¥2,615 million (0.07% of plan assets) at March 31, 2025, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥8,022 million (0.23% of plan assets) of common stock issued by the MUFG Group at March 31, 2024 and ¥7,076 million (0.20% of plan assets) at March 31, 2025, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
14.OTHER ASSETS AND LIABILITIES
Major components of other assets and liabilities at March 31, 2024 and 2025 were as follows:

	2024 (As Adjusted)	2025
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥936,259	¥293,058
Other(1)	1,951,742	2,026,871
Investments in equity method investees	4,115,988	4,564,269
Prepaid benefit cost (Note 13)	1,986,760	2,196,632
Cash collateral pledged for derivative transactions (Note 9)	3,182,590	2,566,588
Cash collateral for the use of Bank of Japan’s settlement infrastructure	933,000	10,000
Accrued interest	737,947	761,358
Deferred tax assets (Note 8)	142,773	123,343
Right-of-use assets of operating leases (Note 7)	235,548	247,221
Other	6,094,889	6,344,058
Total	¥20,317,496	¥19,133,398
Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,580,646	¥1,447,659
Other	1,821,455	1,690,202
Obligations to return securities received as collateral (Notes 15, 16 and 31)	7,222,728	6,046,755
Accrued interest	567,500	560,982
Deferred tax liabilities (Note 8)	612,681	754,888
Allowance for off-balance sheet credit instruments	178,259	178,054
Accrued benefit cost (Note 13)	105,859	103,957
Guarantees and indemnifications	67,213	73,443
Cash collateral received for derivative transactions (Note 9)	1,404,066	1,415,939
Obligations under operating leases (Note 7)	329,267	341,499
Accrued and other liabilities	3,647,512	3,799,463
Total	¥17,537,186	¥16,412,841

Note:
(1)Accounts receivable—Other is primarily comprised of receivables relating to the card business. The provision or reversal of the allowance for credit losses relating to the receivables is included in Non-interest expense on the consolidated statements of income. The credit quality for these receivables is primarily evaluated based on the extent of delinquency. The outstanding balance of these account receivables are presented on a net basis after allowance for credit losses. The change of allowance for credit losses during the fiscal years ended March 31, 2023, 2024 and 2025 is primarily due to provision or reversal of the allowance for the receivables.
Investments in equity method investees include marketable equity securities carried at ¥3,527,197 million and ¥3,885,529 million at March 31, 2024 (As Adjusted) and 2025, respectively. Corresponding aggregated market values were ¥6,263,733 million and ¥7,461,707 million, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥2,949,649 million and ¥3,247,891 million at March 31, 2024 and 2025, respectively. As of March 31, 2025, the MUFG Group held approximately 23.47% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥183,423 million and ¥195,614 million at March 31, 2024 and 2025, respectively.
The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥58,061 million, ¥19,978 million and ¥8,177 million for the f

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
iscal years ended March 31, 2023, 2024 and 2025, respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.
Summarized Financial Information of the MUFG Group’s Equity Method Investees
Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2024 and 2025, and for each of the three years ended March 31, 2025 is as follows:

	2024	2025
	(in billions)
Trading assets	¥55,663	¥59,844
Securities purchased under agreements to resell	18,583	17,800
Securities borrowed	20,115	20,967
Total assets	186,008	194,420
Deposits	53,371	57,051
Customer and other payables	32,458	30,163
Borrowings	41,090	45,662
Total liabilities	170,845	178,295
Noncontrolling interests	143	155

	2023	2024	2025
	(in billions)
Net revenues	¥7,235	¥7,907	¥9,739
Total non-interest expenses	5,376	6,068	6,843
Income from continuing operations before income taxes	1,797	1,798	2,835
Net income applicable to Morgan Stanley	1,402	1,375	2,162
Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2024 and 2025, and for each of the three years ended March 31, 2025 is as follows:

	2024 (As Adjusted)	2025
	(in billions)
Net loans	¥21,053	¥20,315
Total assets	40,549	40,852
Deposits	15,138	13,742
Total liabilities	33,291	32,900
Noncontrolling interests	87	93

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in billions)
Total interest income	¥1,428	¥1,820	¥1,998
Total interest expense	519	782	775
Net interest income	909	1,038	1,223
Provision for credit losses	245	291	366
Income before income tax expense	615	698	838
Net income	497	596	704

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
15.OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2024 and 2025, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2024 (As Adjusted):	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥15,351	¥—	¥15,351	¥(12,155)	¥(1,095)	¥2,101
Receivables under resale agreements	20,906	(2,082)	18,824	(17,532)	(9)	1,283
Receivables under securities borrowing transactions	5,076	(75)	5,001	(4,652)	—	349
Total	¥41,333	¥(2,157)	¥39,176	¥(34,339)	¥(1,104)	¥3,733
Financial liabilities:
Derivative liabilities	¥16,360	¥—	¥16,360	¥(11,625)	¥(2,154)	¥2,581
Payables under repurchase agreements	37,771	(2,081)	35,690	(34,188)	(82)	1,420
Payables under securities lending transactions	1,092	(75)	1,017	(992)	(10)	15
Obligations to return securities received as collateral	7,223	—	7,223	(1,766)	—	5,457
Total	¥62,446	¥(2,156)	¥60,290	¥(48,571)	¥(2,246)	¥9,473

At March 31, 2025:	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥20,748	¥—	¥20,748	¥(17,542)	¥(1,053)	¥2,153
Receivables under resale agreements	21,538	(2,756)	18,782	(17,515)	(1)	1,266
Receivables under securities borrowing transactions	5,720	(19)	5,701	(4,154)	—	1,547
Total	¥48,006	¥(2,775)	¥45,231	¥(39,211)	¥(1,054)	¥4,966
Financial liabilities:
Derivative liabilities	¥20,995	¥—	¥20,995	¥(17,031)	¥(1,477)	¥2,487
Payables under repurchase agreements	46,381	(2,717)	43,664	(41,856)	(144)	1,664
Payables under securities lending transactions	737	(19)	718	(693)	—	25
Obligations to return securities received as collateral	6,047	—	6,047	(1,502)	—	4,545
Total	¥74,160	¥(2,736)	¥71,424	¥(61,082)	¥(1,621)	¥8,721

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

16.REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2024 and 2025. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2024 (As Adjusted)
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥8,846	¥20,010	¥7,209	¥1,706	¥37,771
Payables under securities lending transactions	1,015	1	—	76	1,092
Obligations to return securities received as collateral	6,076	610	135	402	7,223
Total	¥15,937	¥20,621	¥7,344	¥2,184	¥46,086

	March 31, 2025
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥10,579	¥29,902	¥4,754	¥1,146	¥46,381
Payables under securities lending transactions	717	3	—	17	737
Obligations to return securities received as collateral	5,185	399	155	308	6,047
Total	¥16,481	¥30,304	¥4,909	¥1,471	¥53,165
Secured borrowing by the class of collateral pledged at March 31, 2024 and 2025 was as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	March 31, 2024 (As Adjusted)
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥13,001	¥359	¥4,229	¥17,589
Foreign government and official institution bonds	14,172	—	1,033	15,205
Corporate bonds	773	76	400	1,249
Residential mortgage-backed securities	8,819	—	—	8,819
Other debt securities	346	—	38	384
Marketable equity securities	636	657	1,523	2,816
Other	24	—	—	24
Total	¥37,771	¥1,092	¥7,223	¥46,086

	March 31, 2025
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥16,652	¥165	¥3,438	¥20,255
Foreign government and official institution bonds	16,955	30	917	17,902
Corporate bonds	1,012	—	358	1,370
Residential mortgage-backed securities	10,695	—	—	10,695
Other debt securities	190	—	2	192
Marketable equity securities	846	531	1,332	2,709
Other	31	11	—	42
Total	¥46,381	¥737	¥6,047	¥53,165

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
17.PREFERRED STOCK
Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2025.
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
As of March 31, 2023, 2024 and 2025, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
18.COMMON STOCK AND CAPITAL SURPLUS
The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2023, 2024 and 2025 were as follows:

	2023	2024	2025
	(shares)
Balance at beginning of fiscal year	13,281,995,120	12,687,710,920	12,337,710,920
Retirement of shares of common stock	(594,284,200)	(350,000,000)	(270,000,000)
Balance at end of fiscal year	12,687,710,920	12,337,710,920	12,067,710,920
Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.
The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by MUFG Bank and Mitsubishi UFJ Trust and Banking at March 31, 2025, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.
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

MUFG resolved at the meeting of Board of Directors held on November 14, 2023 to repurchase up to the lesser of 400,000,000 shares of our common stock and ¥400 billion from November 15, 2023 to March 31, 2024. Under this share repurchase program, MUFG repurchased 300,646,400 shares of MUFG's common stock for ¥399,999,861,554 from November 2023 to March 2024. Also, MUFG cancelled 350,000,000 shares of treasury stock on November 30, 2023.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
MUFG resolved at the meeting of Board of Directors held on May 15, 2024 to repurchase up to the lesser of 80,000,000 shares of our common stock and ¥100 billion from May 16, 2024 to June 30, 2024. Under this share repurchase program, MUFG repurchased 62,666,100 shares of MUFG's common stock for ¥99,999,986,737 from May 2024 to June 2024.

MUFG resolved at the meeting of Board of Directors held on November 14, 2024 to repurchase up to the lesser of 230,000,000 shares of our common stock and ¥300 billion from November 15, 2024 to March 31, 2025. Under this share repurchase program, MUFG repurchased 158,752,500 shares of MUFG's common stock for ¥299,999,995,801 from November 2024 to March 2025. Also, MUFG cancelled 270,000,000 shares of treasury stock on November 29, 2024.
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
MUFG’s amount available for dividends, at March 31, 2025, was ¥4,459,065 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
20.ACCUMULATED OTHER COMPREHENSIVE INCOME
The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Accumulated other comprehensive loss, net of taxes:
Net unrealized gains losses on investment securities:
Balance at beginning of fiscal year	¥(676,100)	¥(883,931)	¥(826,271)
Net change during the fiscal year	(207,831)	57,660	(56,790)
Balance at end of fiscal year	¥(883,931)	¥(826,271)	¥(883,061)
Net debt valuation adjustments:
Balance at beginning of fiscal year	¥(14,538)	¥3,268	¥(41,382)
Net change during the fiscal year	17,806	(44,650)	11,261
Balance at end of fiscal year	¥3,268	¥(41,382)	¥(30,121)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥6,277	¥551	¥63
Net change during the fiscal year	(5,726)	(488)	(1,262)
Balance at end of fiscal year	¥551	¥63	¥(1,199)
Defined benefit plans:
Balance at beginning of fiscal year	¥28,946	¥8,350	¥389,392
Net change during the fiscal year	(20,596)	381,042	71,894
Balance at end of fiscal year	¥8,350	¥389,392	¥461,286
Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥938,965	¥1,742,816	¥2,715,823
Net change during the fiscal year	803,851	973,007	298,462
Balance at end of fiscal year	¥1,742,816	¥2,715,823	¥3,014,285
Balance at end of fiscal year	¥871,054	¥2,237,625	¥2,561,190

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023 (As Adjusted)			2024 (As Adjusted)			2025
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized losses on investment securities	¥(597,997)	¥158,978	¥(439,019)	¥(72,820)	¥11,993	¥(60,827)	¥(186,230)	¥98,037	¥(88,193)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	337,317	(99,410)	237,907	150,646	(45,320)	105,326	166,982	(51,853)	115,129
Net change	(260,680)	59,568	(201,112)	77,826	(33,327)	44,499	(19,248)	46,184	26,936
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			6,719			(13,161)			83,726
Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			(207,831)			57,660			(56,790)
Net debt valuation adjustments:
Net debt valuation adjustments	25,220	(7,722)	17,498	(65,133)	19,944	(45,189)	14,664	(4,470)	10,194
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	444	(136)	308	776	(237)	539	1,538	(471)	1,067
Net change	25,664	(7,858)	17,806	(64,357)	19,707	(44,650)	16,202	(4,941)	11,261
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			17,806			(44,650)			11,261
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(38,811)	10,716	(28,095)	7,441	(1,515)	5,926	(5,668)	1,153	(4,515)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	30,966	(8,448)	22,518	(8,197)	1,635	(6,562)	3,585	(717)	2,868
Net change	(7,845)	2,268	(5,577)	(756)	120	(636)	(2,083)	436	(1,647)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2023 (As Adjusted)			2024 (As Adjusted)			2025
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			149			(148)			(385)
Net unrealized losses on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(5,726)			(488)			(1,262)
Defined benefit plans:
Defined benefit plans	(128,786)	37,616	(91,170)	566,093	(174,339)	391,754	134,302	(42,213)	92,089
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	98,438	(27,315)	71,123	(13,047)	4,148	(8,899)	(30,034)	9,261	(20,773)
Net change	(30,348)	10,301	(20,047)	553,046	(170,191)	382,855	104,268	(32,952)	71,316
Defined benefit plans attributable to noncontrolling interests			549			1,813			(578)
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(20,596)			381,042			71,894
Foreign currency translation adjustments:
Foreign currency translation adjustments	916,433	(92,554)	823,879	1,252,155	(160,753)	1,091,402	380,634	3,255	383,889
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(24,424)	7,480	(16,944)	(16,132)	4,939	(11,193)	(26,481)	8,200	(18,281)
Net change	892,009	(85,074)	806,935	1,236,023	(155,814)	1,080,209	354,153	11,455	365,608
Foreign currency translation adjustments attributable to noncontrolling interests			3,084			107,202			67,146
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			803,851			973,007			298,462
Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥587,504			¥1,366,571			¥323,565

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023 (As Adjusted)	2024 (As Adjusted)	2025
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net losses (gains) on sales and redemptions of Available-for-sale debt securities	¥(2,678)	¥149,292	¥150,567	Investment securities gains (losses)—net
Impairment losses on investment securities	359,629	2	12,819	Investment securities gains (losses)—net
Gain on sale of MUFG Union Bank (Note 2)	(28,251)	—	—	Gain on sale of MUFG Union Bank
Other	8,617	1,352	3,596
	337,317	150,646	166,982	Total before tax
	(99,410)	(45,320)	(51,853)	Income tax expense
	¥237,907	¥105,326	¥115,129	Net of tax
Net debt valuation adjustments	¥444	¥776	¥1,538	Equity in earnings of equity method investees—net or Other non-interest income
	444	776	1,538	Total before tax
	(136)	(237)	(471)	Income tax expense
	¥308	¥539	¥1,067	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges Interest rate contracts
Interest rate contracts	¥(4,447)	¥—	¥—	Interest income on Loans, including fees
Foreign exchange contracts	(1,472)	(8,197)	3,585	Interest expense on Long-term debt or Foreign exchange gains (losses)—net
Gain on sale of MUFG Union Bank (Note 2)	36,885	—	—	Gain on sale of MUFG Union Bank
	30,966	(8,197)	3,585	Total before tax
	(8,448)	1,635	(717)	Income tax expense
	¥22,518	¥(6,562)	¥2,868	Net of tax
Defined benefit plans
Net actuarial loss (gain)(1)	¥9,135	¥1,962	¥(14,798)	Other non-interest expenses
Prior service cost(1)	(4,942)	(3,345)	(2,059)	Other non-interest expenses
Loss (gain) on settlements and curtailment, and other(1)	79,850	(11,664)	(13,178)	Other non-interest income or expenses
Gain on sale of MUFG Union Bank (Note 2)	14,395	—	—	Gain on sale of MUFG Union Bank
	98,438	(13,047)	(30,034)	Total before tax
	(27,315)	4,148	9,261	Income tax expense
	¥71,123	¥(8,899)	¥(20,773)	Net of tax
Foreign currency translation adjustments	¥(24,424)	¥(16,132)	¥(26,481)	Other non-interest income
	(24,424)	(16,132)	(26,481)	Total before tax
	7,480	4,939	8,200	Income tax expense
	¥(16,944)	¥(11,193)	¥(18,281)	Net of tax
Total reclassifications for the period	¥442,741	¥114,046	¥115,590	Total before tax
	(127,829)	(34,835)	(35,580)	Income tax expense
	¥314,912	¥79,211	¥80,010	Net of tax

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
The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2024 and 2025 in accordance with Basel III.
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
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systemically Important Bank (“G-SIB”), as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements had been phased in and fully implemented as of March 31, 2023. In addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5%, and a countercyclical buffer of 0.16% as of March 31, 2024 and 2025.
Leverage Ratios
The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to both on and off-balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include revisions to the measurement of the leverage ratio and a 3% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. Effective as of March 31, 2019, the minimum leverage ratio requirement was adopted by the FSA. In addition, effective as of March 31, 2023, a leverage ratio buffer set at 50% of a G-SIB surcharge, which is 0.75% for MUFG, was adopted by the FSA. On November 11, 2022, the FSA announced that the applicable minimum leverage ratio requirement including the applicable minimum leverage ratio buffer requirement is raised from 3.00% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge to 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05% on and after April 1, 2024, while deposits with the Bank of Japan remain excluded from the leverage exposure for the purpose of the calculation of the leverage ratio, in light of exceptional macroeconomic conditions and other circumstances.
The risk-adjusted capital amounts and ratios, and leverage ratios, of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with the change, the amount of retained earnings under Japanese GAAP which is included in MUFG's Common Equity Tier 1 capital component as of March 31, 2025, reflects Krungsri's relevant amount for the fifteen months ended March 31, 2025.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2024:
Total capital (to risk-weighted assets):
MUFG(1)	¥19,817,830	17.82%	¥13,517,077	12.16%
BK	15,915,058	18.11	7,026,643	8.00
TB	2,121,699	20.42	830,995	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	17,479,730	15.72	11,293,874	10.16
BK	14,153,613	16.11	5,269,982	6.00
TB	1,852,135	17.83	623,247	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	15,041,314	13.53	9,626,471	8.66
BK	12,126,413	13.80	3,952,486	4.50
TB	1,616,473	15.56	467,435	4.50
Leverage ratio:
MUFG(2)	17,479,730	5.19	12,615,964	3.75
BK	14,153,613	5.23	8,104,067	3.00
TB	1,852,135	6.34	876,017	3.00

At March 31, 2025:
Total capital (to risk-weighted assets):
MUFG(1)	¥20,145,046	18.83%	¥13,002,746	12.16%
BK	16,477,609	19.63	6,714,352	8.00
TB	1,941,654	19.96	777,957	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	17,804,875	16.65	10,864,137	10.16
BK	14,843,203	17.68	5,035,764	6.00
TB	1,596,399	16.41	583,468	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	15,169,261	14.18	9,260,180	8.66
BK	12,675,137	15.10	3,776,823	4.50
TB	1,318,755	13.56	437,601	4.50
Leverage ratio:
MUFG(2)	17,804,875	5.29	13,273,327	3.95
BK	14,843,203	5.45	8,566,333	3.15
TB	1,596,399	5.90	851,341	3.15

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Stand-alone:
At March 31, 2024:
Total capital (to risk-weighted assets):
BK	¥12,279,192	16.29%	¥6,029,065	8.00%
TB	2,209,640	19.03	928,478	8.00
Tier 1 capital (to risk-weighted assets):
BK	10,839,039	14.38	4,521,799	6.00
TB	1,941,116	16.72	696,359	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,872,411	11.77	3,391,349	4.50
TB	1,707,616	14.71	522,269	4.50
Leverage ratio:
BK	10,839,039	4.50	7,221,205	3.00
TB	1,941,116	7.09	821,320	3.00
At March 31, 2025:
Total capital (to risk-weighted assets):
BK	¥12,248,919	17.07%	¥5,739,789	8.00%
TB	2,176,037	20.06	867,561	8.00
Tier 1 capital (to risk-weighted assets):
BK	10,940,244	15.24	4,304,842	6.00
TB	1,832,137	16.89	650,671	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,830,971	12.30	3,228,631	4.50
TB	1,556,637	14.35	488,003	4.50
Leverage ratio:
BK	10,940,244	4.51	7,634,457	3.15
TB	1,832,137	7.21	800,252	3.15

Notes:
(1)Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a G-SIB surcharge of 1.5% as of March 31, 2024 and 2025, and the countercyclical buffer of 0.16% as of March 31, 2024 and 2025, respectively.
(2)Effective March 31, 2023, the G-SIB leverage ratio buffer requirement became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 3.00% minimum leverage ratio, MUFG is required to maintain a G-SIB leverage ratio buffer of 0.75% as of March 31, 2024. On and after April 1, 2024, the minimum leverage ratio has been raised to 3.15% and MUFG is required to maintain a G-SIB leverage ratio buffer of 0.75% plus 0.05%.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
At March 31, 2024, Mitsubishi UFJ Morgan Stanley Securities’s capital accounts less certain fixed assets of ¥537,309 million on a stand-alone basis were 305.2% of the total amounts equivalent to market, counterparty credit and operational risks. At March 31, 2025, its capital accounts less certain fixed assets of ¥564,169 million on a stand-alone basis, and ¥564,266 on a consolidated basis, were 300.7% and, respectively, of the total amounts equivalent to market, counterparty credit and operational risks.
Management believes, as of March 31, 2025, that MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

22.EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG
Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥381,798	¥1,325,869	¥1,266,933
Effect of dilutive instruments:
Restricted stock units and performance-based stock units—Morgan Stanley	(3,816)	(3,283)	(6,151)
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group for diluted computation	¥377,982	¥1,322,586	¥1,260,782

	2023	2024	2025
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	12,317,723	11,978,725	11,654,295
Effect of dilutive instruments:
Stock acquisition rights under the Stock Option Plan and the common shares of MUFG under the Board Incentive Plan and the Employee Stock Ownership Plan	1,132	1,876	555
Weighted average common shares for diluted computation	12,318,855	11,980,601	11,654,850

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥31.00	¥110.69	¥108.71
Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥30.68	¥110.39	¥108.18

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2024 and 2025:

	Notional amounts(1)
	2024 (As Adjusted)	2025
	(in trillions)
Interest rate contracts	¥1,812.8	¥2,122.7
Foreign exchange contracts	340.7	346.9
Equity contracts	5.0	5.1
Commodity contracts	0.2	0.2
Credit derivatives	5.3	5.0
Other	3.6	3.6
Total	¥2,167.6	¥2,483.5

Note:
(1)Includes both written and purchased positions.
Impact of Derivatives on the Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2024 and 2025:

	Fair value of derivative instruments
	2024 (As Adjusted) (1)(5)			2025(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥9,505	¥—	¥9,505	¥14,896	¥—	¥14,896
Foreign exchange contracts	5,647	10	5,657	5,621	4	5,625
Equity contracts	123	—	123	146	—	146
Commodity contracts	19	—	19	20	—	20
Credit derivatives	47	—	47	51	—	51
Other(6)	—	—	—	10	—	10
Total derivative assets	¥15,341	¥10	¥15,351	¥20,744	¥4	¥20,748

Derivative liabilities:
Interest rate contracts	¥10,696	¥—	¥10,696	¥16,071	¥—	¥16,071
Foreign exchange contracts	5,536	—	5,536	4,905	3	4,908
Equity contracts	158	—	158	62	—	62
Commodity contracts	18	—	18	20	—	20
Credit derivatives	62	—	62	53	—	53
Other(6)	(110)	—	(110)	(119)	—	(119)
Total derivative liabilities	¥16,360	¥—	¥16,360	¥20,992	¥3	¥20,995

Notes:
(1)The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)Except for the derivative instruments described in (6), the derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes and are presented in Trading account assets and liabilities.
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
Impact of Derivatives on the Consolidated Statements of Income
The following table provides more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income for the fiscal years ended March 31, 2023, 2024 and 2025:
Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2023 (As Adjusted)			2024 (As Adjusted)			2025
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥272	¥272	¥—	¥(221)	¥(221)	¥—	¥(239)	¥(239)
Foreign exchange contracts	60	—	60	(402)	—	(402)	438	—	438
Equity contracts	—	(13)	(13)	—	(618)	(618)	—	196	196
Commodity contracts	—	—	—	—	(1)	(1)	—	—	—
Credit derivatives	—	(20)	(20)	—	(27)	(27)	—	(10)	(10)
Other(1)	(3)	8	5	(9)	(85)	(94)	9	(43)	(34)
Total	¥57	¥247	¥304	¥(411)	¥(952)	¥(1,363)	¥447	¥(96)	¥351

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2024 and 2025:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2024:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥212,513	¥736,935	¥219,642	¥1,169,090	¥(17,199)
Non-investment grade	82,749	146,029	15,837	244,615	211
Total	295,262	882,964	235,479	1,413,705	(16,988)
Index and basket credit default swaps:
Investment grade(2)	73,300	681,443	10,202	764,945	(11,458)
Not rated	2,836	24,623	3,404	30,863	(548)
Total	76,136	706,066	13,606	795,808	(12,006)
Total credit default swaps sold	¥371,398	¥1,589,030	¥249,085	¥2,209,513	¥(28,994)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2025:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥185,770	¥710,973	¥175,920	¥1,072,663	¥(17,118)
Non-investment grade	32,574	126,652	7,425	166,651	1,382
Total	218,344	837,625	183,345	1,239,314	(15,736)
Index and basket credit default swaps:
Investment grade(2)	69,289	609,651	22,729	701,669	(8,753)
Not rated	—	129,858	7,632	137,490	(2,611)
Total	69,289	739,509	30,361	839,159	(11,364)
Total credit default swaps sold	¥287,633	¥1,577,134	¥213,706	¥2,078,473	¥(27,100)

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
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
underlying referenced entities were approximately ¥25 billion and ¥1,920 billion, respectively, at March 31, 2024, and approximately ¥24 billion and ¥1,816 billion, respectively, at March 31, 2025.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2024 and 2025 was approximately ¥0.8 trillion and ¥0.6 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥274 billion and ¥161 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥67 billion and ¥129 billion, respectively, as of March 31, 2024 and ¥43 billion and ¥142 billion, respectively, as of March 31, 2025.
24.OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2024 and 2025. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.
For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.
The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥681.4 billion and ¥768.5 billion at March 31, 2024 and 2025, respectively, which are syndicated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2024 (As Adjusted):		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,320	¥4,335	¥818	¥167
Performance guarantees	4,788	3,615	1,006	167
Derivative instruments(1)	51,058	22,245	18,100	10,713
Liabilities of trust accounts	19,938	12,502	738	6,698
Other	40	38	2	—
Total	¥81,144	¥42,735	¥20,664	¥17,745

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2025:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,992	¥4,857	¥982	¥153
Performance guarantees	4,851	3,480	1,235	136
Derivative instruments(1)	54,701	23,801	20,040	10,860
Liabilities of trust accounts	21,236	13,762	794	6,680
Other	10	10	—	—
Total	¥86,790	¥45,910	¥23,051	¥17,829

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
Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees, as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlying. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlying of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2024 and 2025 are excluded from this presentation, as they are disclosed in Note 23.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Carrying Amount
At March 31, 2024 and 2025, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,242,232 million and ¥1,329,100 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,175,019 million and ¥1,255,657 million as of March 31, 2024 and 2025, respectively. Credit derivatives sold by the MUFG Group at March 31, 2024 and 2025 are excluded from this presentation, as they are disclosed in Note 23. In addition, Other liabilities include an allowance for off-balance sheet instruments of ¥58,314 million and ¥62,262 million at March 31, 2024 and 2025, respectively, related to these transactions.
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
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2024 and 2025. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2024 (As Adjusted):	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥5,320	¥5,161	¥123	¥18	¥18
Performance guarantees	4,788	4,685	45	29	29
Total	¥10,108	¥9,846	¥168	¥47	¥47

		Amount by borrower grade
At March 31, 2025:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥5,992	¥5,694	¥282	¥14	¥2
Performance guarantees	4,851	4,734	45	23	49
Total	¥10,843	¥10,428	¥327	¥37	¥51

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
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Substantially all of our off-balance sheet instruments is comprised of commitments to extend credit at March 31, 2025, and approximately 65% of these commitments will expire within one year, 32% from one year to five years and 3% after five years. The table below presents the contractual amounts with regard to the other off-balance sheet instruments at March 31, 2024 and 2025:

	2024 (As Adjusted)	2025
	(in billions)
Commitments to extend credit	¥94,414	¥96,370
Commercial letters of credit	974	717
Commitments to make investments	674	718
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
The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2024 and 2025:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2024 (As Adjusted):	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥8,186,919	¥66,761	¥33,826	¥45,689	¥860,760	¥7,045,964	¥133,919
Investment funds	1,662,843	1,759	30,748	337,619	77,334	—	1,215,383
Special purpose entities created for structured financing	248,049	—	3,820	—	—	143,688	100,541
Repackaged instruments	296,435	9,892	—	137,795	132,951	15,000	797
Securitization of the MUFG Group’s assets	10,447,956	—	1,664	—	—	10,428,225	18,067
Trust arrangements	5,352,775	—	—	803,348	1,811,498	2,737,908	21
Other	85,008	470	5,366	14,059	38,219	2,481	24,413
Total consolidated assets before elimination	26,279,985	78,882	75,424	1,338,510	2,920,762	20,373,266	1,493,141
The amounts eliminated in consolidation	(3,671,326)	(68,736)	(41,258)	(72,217)	(600,219)	(2,859,135)	(29,761)
Total consolidated assets	¥22,608,659	¥10,146	¥34,166	¥1,266,293	¥2,320,543	¥17,514,131	¥1,463,380

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥8,162,014	¥—	¥6,331,278	¥1,371,157	¥459,579
Investment funds	1,147,832	—	1,136,495	8,772	2,565
Special purpose entities created for structured financing	136,230	—	—	117,947	18,283
Repackaged instruments	301,045	—	—	287,192	13,853
Securitization of the MUFG Group’s assets	10,460,439	—	—	10,454,694	5,745
Trust arrangements	5,352,880	3,292,449	1,131,120	—	929,311
Other	78,350	—	966	54,159	23,225
Total consolidated liabilities before elimination	25,638,790	3,292,449	8,599,859	12,293,921	1,452,561
The amounts eliminated in consolidation	(16,806,678)	(432)	(4,242,371)	(11,888,346)	(675,529)
The amount of liabilities with recourse to the general credit of the MUFG Group	(8,275,821)	(3,292,017)	(4,311,280)	(26,558)	(645,966)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥556,291	¥—	¥46,208	¥379,017	¥131,066

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2025:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,814,826	¥57,908	¥11,001	¥87,129	¥1,094,698	¥6,531,210	¥32,880
Investment funds	2,255,725	8,623	48,396	420,259	90,580	—	1,687,867
Special purpose entities created for structured financing	313,346	—	14,509	—	—	158,337	140,500
Repackaged instruments	377,261	5,500	—	203,970	142,283	15,000	10,508
Securitization of the MUFG Group’s assets	10,113,082	—	174	—	—	10,100,566	12,342
Trust arrangements	3,618,564	—	—	740,514	1,661,663	1,216,343	44
Other	237,291	1,897	6,050	8,024	38,657	3,997	178,666
Total consolidated assets before elimination	24,730,095	73,928	80,130	1,459,896	3,027,881	18,025,453	2,062,807
The amounts eliminated in consolidation	(2,241,877)	(65,287)	(57,994)	(80,669)	(549,600)	(1,316,204)	(172,123)
Total consolidated assets	¥22,488,218	¥8,641	¥22,136	¥1,379,227	¥2,478,281	¥16,709,249	¥1,890,684

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,756,296	¥—	¥5,928,518	¥1,453,912	¥373,866
Investment funds	1,581,746	—	1,533,915	9,148	38,683
Special purpose entities created for structured financing	170,180	—	—	131,594	38,586
Repackaged instruments	340,464	—	—	222,733	117,731
Securitization of the MUFG Group’s assets	10,123,630	—	—	10,120,219	3,411
Trust arrangements	3,618,686	1,715,116	1,054,466	—	849,104
Other	288,690	—	650	244,285	43,755
Total consolidated liabilities before elimination	23,879,692	1,715,116	8,517,549	12,181,891	1,465,136
The amounts eliminated in consolidation	(16,567,315)	(651)	(4,084,517)	(11,771,730)	(710,417)
The amount of liabilities with recourse to the general credit of the MUFG Group	(6,723,403)	(1,714,465)	(4,391,003)	(39,244)	(578,691)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥588,974	¥—	¥42,029	¥370,917	¥176,028
In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2024 and 2025:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2024 (As Adjusted):	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥39,009,182	¥9,223,412	¥7,284,351	¥13,184	¥2,147,351	¥5,123,816	¥—	¥3,860	¥3,860
Investment funds	140,717,674	7,385,746	4,757,037	321,000	300,803	3,719,748	415,486	16,172	16,172
Special purpose entities created for structured financing	72,102,436	7,696,582	5,334,476	93,808	61,114	5,134,236	45,318	251,944	251,944
Repackaged instruments	10,205,539	5,144,654	5,004,762	1,683,889	2,592,589	497,156	231,128	—	—
Other	96,343,162	4,594,025	3,234,286	261,745	—	2,871,454	101,087	17,651	17,651
Total	¥358,377,993	¥34,044,419	¥25,614,912	¥2,373,626	¥5,101,857	¥17,346,410	¥793,019	¥289,627	¥289,627

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2025:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥31,849,272	¥9,236,883	¥7,249,130	¥27,429	¥2,221,035	¥5,000,666	¥—	¥1,118	¥1,118
Investment funds	219,612,579	7,752,891	4,707,766	189,956	184,096	4,099,421	234,293	11,684	11,684
Special purpose entities created for structured financing	78,811,641	8,945,829	6,134,534	111,542	78,102	5,926,307	18,583	235,770	235,770
Repackaged instruments	8,162,093	4,431,963	4,282,437	2,120,466	1,439,837	559,491	162,643	—	—
Other	128,487,667	4,400,339	3,094,247	302,927	59,766	2,618,862	112,692	11,609	11,609
Total	¥466,923,252	¥34,767,905	¥25,468,114	¥2,752,320	¥3,982,836	¥18,204,747	¥528,211	¥260,181	¥260,181
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
26.CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥7,073 million and ¥5,439 million as of March 31, 2024 and 2025, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2023, 2024 and 2025, there was a negative impact of nil, nil and ¥15,852 million, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
27.FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the fiscal years ended March 31, 2023, 2024 and 2025 were as follows:

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Fees and commissions on deposits	¥49,804	¥36,692	¥36,218
Fees and commissions on remittances and transfers	147,499	151,919	160,638
Fees and commissions on foreign trading business	69,076	74,772	83,547
Fees and commissions on credit card business	233,109	252,706	276,605
Fees and commissions on security-related services	224,935	278,776	361,442
Fees and commissions on administration and management services for investment funds	282,156	318,057	340,007
Trust fees	131,069	129,393	140,491
Guarantee fees(1)	48,045	51,229	55,141
Insurance commissions	50,055	69,725	76,479
Fees and commissions on real estate business	68,407	68,439	71,619
Other fees and commissions(2)	400,750	478,957	583,540
Total	¥1,704,905	¥1,910,665	¥2,185,727

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
The majority of fees and commissions on deposits are attributable to Retail & Digital Business Group (“R&D”) and Global Commercial Banking Business Group (“GCB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on remittances and transfers are attributable to R&D, Commercial Banking & Wealth Management Business Group (“CWM”), Japanese Corporate Investment Banking Business Group (“JCIB”) and Global Corporate Investment Banking Business Group (“GCIB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to R&D, CWM, JCIB and GCIB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on credit card business are substantially attributable to R&D and GCB with no significant concentration in any particular segments.
The majority of fees and commissions on security-related services are from the business activities relevant to CWM, JCIB, with R&D and GCIB providing a smaller impact.
The business activities relevant to fees and commissions on administration and management services for investment funds are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The business activities relevant to trust fees are attributable to AM/IS.
The majority of insurance commissions are from the business activities relevant to R&D, CWM, and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on real estate business are attributable to CWM and JCIB with no significant concentration in any particular segments.
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
Net trading profits (losses) for the fiscal years ended March 31, 2023, 2024 and 2025 were comprised of the following:

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Interest rate and other derivative contracts	¥247,144	¥(951,913)	¥(95,783)
Trading account securities, excluding derivatives	(1,028,454)	248,000	128,045
Trading account profits (losses)—net	(781,310)	(703,913)	32,262
Foreign exchange derivative contracts(1)	57,430	(410,656)	446,992
Net trading profits (losses)	¥(723,880)	¥(1,114,569)	¥479,254

Note:
(1)Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of income. Foreign exchange gains (losses) net in the accompanying consolidated statements of income are also comprised of foreign exchange losses other than derivative contracts and foreign exchange gains related to the fair value option.
For further information on the methodologies and assumptions used to estimate fair value, see Note 31, which also shows fair values of trading account securities by major category. Note 23 discloses further information regarding the derivative-related impact on Trading account profits (losses)—net by major category.

29.BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s CODM, to determine the allocation of management resources and assess performance. The members of the Executive Committee act collectively as the MUFG Group's CODM. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP. The MUFG Group does not use information on the segments’ total assets to allocate its resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, the MUFG Group allocates fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The MUFG Group's CODM predominantly uses operating profit (loss) for each segment in the annual budget and forecasting process. It considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources to each segment. The significant segment expense information regularly provided to the MUFG Group’s CODM is the operating expenses.
See Note 30 for financial information relating to the MUFG Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.
The MUFG Group integrated the operations of its consolidated subsidiaries into seven business segments.—Retail & Digital, Commercial Banking & Wealth Management, Japanese Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, Global Corporate & Investment Banking, and Global Markets.
The following is a brief explanation of the MUFG Group’s business segments:
Retail & Digital Business Group—Covers the businesses of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank with individual customers (excluding wealth management customers) and corporate customers in Japan through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”.
Commercial Banking & Wealth Management Business Group—Covers small and medium sized enterprise clients and wealth management clients in Japan, offering an extensive array of commercial banking, trust banking and securities products and services.
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
Effective April 1, 2024, the MUFG Group made modifications to its internal management accounting rules and practices, including reorganizing the Digital Service Business Group and the Retail & Commercial Banking Business Group into the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group and changing the internal accounting rules for headquarters and other overhead expenses.
These changes had the following impact on its previously reported business segment information for the fiscal years ended March 31, 2023 and 2024:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
•increasing the operating profit of the Commercial Banking & Wealth Management Business Group by ¥10.5 billion for the fiscal year ended March 31, 2023;
•reducing the operating profits of the Retail & Digital Business Group and the Asset Management & Investor Services Business Group by ¥10.5 billion and ¥0.1 billion and increasing the operating loss of Other by ¥0.1 billion, respectively, for the fiscal year ended March 31, 2023;
•reducing the operating loss of Other by ¥194.9 billion and increasing the operating profit of the Global Commercial Banking Business Group by ¥0.5 billion for the fiscal year ended March 31, 2024;
•reducing the operating profits of the Global Corporate & Investment Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥73.7 billion, ¥63.4 billion, ¥29.7 billion, ¥26.6 billion, ¥9.8 billion and ¥3.7 billion respectively, for the fiscal year ended March 31, 2024;
•increasing the amounts of fixed assets, increase in fixed assets and depreciation of the Retail & Digital Business Group by ¥58.3 billion, ¥13.4 billion and ¥4.7 billion, of the Japanese Corporate & Investment Banking Business Group by ¥2.7 billion, ¥0.6 billion and ¥0.9 billion, of the Global Corporate & Investment Banking Business Group by ¥0.7 billion, ¥0.1 billion and ¥0.3 billion, and of the Global Markets Business Group by ¥2.5 billion, ¥0.2 billion and ¥0.2 billion, respectively, as well as increasing the amounts of fixed assets of the Global Commercial Banking Business Group by ¥0.2 billion and increasing the amounts of depreciation of Other by ¥0.6 billion, respectively, for the fiscal year ended March 31, 2023;
•reducing the amounts of fixed assets, increase in fixed assets and depreciation of the Commercial Banking & Wealth Management Business Group by ¥41.4 billion, ¥10.8 billion and ¥6.6 billion, respectively, as well as the amounts of fixed assets and increase in fixed assets of Other by ¥22.9 billion and ¥3.4 billion, respectively, the amount of increase in fixed assets of the Asset Management & Investor Services Business Group by ¥0.1 billion for the fiscal year ended March 31, 2023;
•increasing the amounts of the fixed assets, increase in fixed assets and depreciation of the Retail & Digital Business Group by ¥57.0 billion, ¥11.2 billion and ¥8.6 billion, respectively, the amounts of fixed assets and depreciation of the Japanese Corporate & Investment Banking Business Group by ¥0.1 billion and ¥0.4 billion, respectively, the amounts of increase in fixed assets and depreciation of the Global Commercial Banking Business Group by ¥0.1 billion and ¥0.1 billion, respectively, the amounts of fixed assets of the Asset Management & Investor Services Business Group by ¥0.1 billion, as well as the amounts of depreciation of the Global Corporate & Investment Banking Business Group by ¥0.2 billion and of the Global Markets Business Group by ¥0.3 billion, respectively, for the fiscal year ended March 31, 2024; and
•reducing the amounts of fixed assets, increase in fixed assets and depreciation of the Commercial Banking & Wealth Management Business Group by ¥57.1 billion, ¥11.3 billion and ¥5.6 billion, respectively, and the amounts of depreciation of Other by ¥4.0 billion for the fiscal year ended March 31, 2024;
Prior period business segment information has been recast to enable comparison between the relevant amounts for the fiscal years ended March 31, 2023, 2024 and 2025.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri that is included in the Global Commercial Banking Business Group, has been changed from the previous January to December period to an April to March period for consolidation purposes. Given the treatment of reporting lag changes under Japanese GAAP, there is no retrospective application of the change shown in the table below. In connection with this change, the segment amounts prepared in accordance with Japanese GAAP for the fiscal year ended March 31, 2025, reflect Krungsri's amounts for the fifteen-month period of January 1,2024 to March 31, 2025. For a discussion of the treatment of reporting lag changes under U.S. GAAP, see “Basis of Financial Statements” in Note 1.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Customer Business							Global Markets Business Group	Other	Total
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total
		(in billions)
Fiscal year ended March 31, 2023:
Net revenue:	¥817.4	¥545.2	¥800.9	¥870.6	¥360.8	¥712.6	¥4,107.5	¥409.1	¥(0.8)	¥4,515.8
BK and TB(1):	312.7	369.3	645.5	35.1	105.4	532.3	2,000.3	130.8	19.5	2,150.6
Net interest income	242.5	160.2	342.5	35.7	9.4	260.7	1,051.0	710.6	93.0	1,854.6
Net fees	66.4	175.0	228.6	—	96.0	243.6	809.6	(16.6)	(56.5)	736.5
Other	3.8	34.1	74.4	(0.6)	—	28.0	139.7	(563.2)	(17.0)	(440.5)
Other than BK and TB	504.7	175.9	155.4	835.5	255.4	180.3	2,107.2	278.3	(20.3)	2,365.2
Operating expenses(2)	607.2	379.1	330.7	580.3	255.8	334.8	2,487.9	274.0	176.5	2,938.4
Operating profit (loss)	¥210.2	¥166.1	¥470.2	¥290.3	¥105.0	¥377.8	¥1,619.6	¥135.1	¥(177.3)	¥1,577.4
Fixed assets(3)	¥215.2	¥160.5	¥163.9	¥1.3	¥18.8	¥171.9	¥731.6	¥113.1	¥523.4	¥1,368.1
Increase in fixed assets(4)	¥50.4	¥31.1	¥37.7	¥0.6	¥11.5	¥23.4	¥154.7	¥23.4	¥30.8	¥208.9
Depreciation(4)	¥15.3	¥14.5	¥37.5	¥0.2	¥6.0	¥35.5	¥109.0	¥28.5	¥20.1	¥157.6
Fiscal year ended March 31, 2024:
Net revenue:	¥845.0	¥626.8	¥975.6	¥684.8	¥432.3	¥847.9	¥4,412.4	¥311.0	¥29.2	¥4,752.6
BK and TB(1):	319.4	420.3	795.6	29.1	118.6	765.8	2,448.8	14.8	102.4	2,566.0
Net interest income	248.1	197.8	490.6	29.3	14.7	399.8	1,380.3	106.3	130.3	1,616.9
Net fees	67.8	189.1	234.5	—	103.8	328.3	923.5	(13.3)	(24.8)	885.4
Other	3.5	33.4	70.5	(0.2)	0.1	37.7	145.0	(78.2)	(3.1)	63.7
Other than BK and TB	525.6	206.5	180.0	655.7	313.7	82.1	1,963.6	296.2	(73.2)	2,186.6
Operating expenses(2)	628.8	408.0	369.2	382.2	311.0	419.9	2,519.1	297.4	104.7	2,921.2
Operating profit (loss)	¥216.2	¥218.8	¥606.4	¥302.6	¥121.3	¥428.0	¥1,893.3	¥13.6	¥(75.5)	¥1,831.4
Fixed assets(3)	¥243.8	¥171.5	¥169.3	¥1.6	¥21.3	¥170.9	¥778.4	¥114.3	¥502.3	¥1,395.0
Increase in fixed assets(4)	¥49.8	¥35.8	¥46.1	¥0.5	¥11.5	¥32.5	¥176.2	¥28.2	¥29.3	¥233.7
Depreciation(4)	¥23.3	¥19.0	¥42.5	¥0.3	¥9.1	¥42.3	¥136.5	¥32.8	¥12.3	¥181.6
Fiscal year ended March 31, 2025:
Net revenue:	¥944.6	¥726.6	¥1,025.6	¥969.3	¥534.2	¥913.0	¥5,113.3	¥(330.6)	¥27.8	¥4,810.5
BK and TB(1):	390.8	499.0	836.1	27.0	139.3	811.8	2,704.0	(619.8)	68.6	2,152.8
Net interest income	307.4	266.4	514.4	28.0	25.8	427.6	1,569.6	100.5	86.8	1,756.9
Net fees	79.4	196.7	255.2	—	113.5	350.5	995.3	(24.8)	(16.5)	954.0
Other	4.0	35.9	66.5	(1.0)	—	33.7	139.1	(695.5)	(1.7)	(558.1)
Other than BK and TB	553.8	227.6	189.5	942.3	394.9	101.2	2,409.3	289.2	(40.8)	2,657.7
Operating expenses(2)	667.6	429.7	386.6	531.2	398.7	439.9	2,853.7	318.1	73.0	3,244.8
Operating profit (loss)	¥277.0	¥296.9	¥639.0	¥438.1	¥135.5	¥473.1	¥2,259.6	¥(648.7)	¥(45.2)	¥1,565.7
Fixed assets(3)	¥267.5	¥187.8	¥171.7	¥2.1	¥23.1	¥160.9	¥813.1	¥87.8	¥482.3	¥1,383.2
Increase in fixed assets(4)	¥50.3	¥37.2	¥45.0	¥0.6	¥7.7	¥26.5	¥167.3	¥25.5	¥39.6	¥232.4
Depreciation(4)	¥33.0	¥21.0	¥42.2	¥0.3	¥7.6	¥39.1	¥143.2	¥30.3	¥13.0	¥186.5

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Operating expenses primarily includes salaries and employee benefits, outsourcing expenses, and amortization of intangible assets.
(3)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,210.2 billion as of March 31, 2023, ¥1,505.4 billion as of March 31, 2024 and ¥1,732.5 billion as of March 31, 2025, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(4)These amounts are related to the fixed assets of BK and TB included in the table above.

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
A reconciliation of operating profit and fixed assets under the internal management reporting system for the fiscal years ended March 31, 2023, 2024 and 2025 above to income before income tax expense shown in the accompanying consolidated statements of income and the total amount of premises and equipment-net, intangible assets-net and goodwill are as follows:
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with this change, the operating profit prepared in accordance with Japanese GAAP includes Krungsri's operating profit for the fifteen-month period of January 1, 2024 to March 31, 2025, while the income before income tax expense prepared in accordance with U.S. GAAP includes Krungsri's income before income tax expense for the twelve-month period of April 1, 2024 to March 31, 2025. The adjustment for the difference between the two is included in Other – net.

	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in billions)
Operating profit:	¥1,577	¥1,831	¥1,566
Provision for credit losses	(7)	(259)	(122)
Trading account losses—net	(1,373)	(1,073)	(160)
Equity investment securities gains (losses)—net	(140)	1,450	(706)
Debt investment securities gains—net	516	300	828
Foreign exchange gains (losses)—net	(35)	(426)	70
Equity in earnings of equity method investees—net	398	464	669
Impairment of goodwill	(34)	—	(150)
Impairment of intangible assets	(5)	(15)	(14)
Reversal of (provision for) off-balance sheet credit instruments	(20)	(33)	1
Reversal of impairment of assets held for sale	134	—	—
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank	(283)	—	—
Gain on sale of MUFG Union Bank	349	—	—
Loss on pension buyout	(84)	—	—
Other—net	(532)	(361)	(186)
Income before income tax expense	¥461	¥1,878	¥1,796
Fixed assets:	¥1,368	¥1,395	¥1,383
U.S. GAAP adjustments and other	965	1,269	1,498
Premises and equipment-net, Intangible assets-net and Goodwill	¥2,333	¥2,664	¥2,881
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
Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2023, 2024 and 2025, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2023 (As Adjusted):
Total revenue(2)	¥2,617,960	¥1,317,875	¥172,628	¥1,524,901	¥507,877	¥6,141,241
Total expense(3)	2,074,357	1,622,004	370,428	1,313,871	299,269	5,679,929
Income (loss) before income tax expense (benefit)	543,603	(304,129)	(197,800)	211,030	208,608	461,312
Net income (loss) attributable to Mitsubishi UFJ Financial Group	613,612	(123,445)	(244,179)	22,590	113,220	381,798
Total assets at end of fiscal year	249,515,736	59,633,631	24,673,666	34,981,007	13,373,836	382,177,876
Fiscal year ended March 31, 2024 (As Adjusted):
Total revenue(2)	¥3,824,225	¥2,578,487	¥598,995	¥2,079,886	¥951,111	¥10,032,704
Total expense(3)	2,695,960	2,210,134	692,351	1,849,365	706,668	8,154,478
Income (loss) before income tax expense (benefit)	1,128,265	368,353	(93,356)	230,521	244,443	1,878,226
Net income (loss) attributable to Mitsubishi UFJ Financial Group	930,001	456,755	(239,793)	(77,661)	256,567	1,325,869
Total assets at end of fiscal year	257,518,304	61,312,679	23,578,110	39,486,295	15,925,182	397,820,570
Fiscal year ended March 31, 2025:
Total revenue(2)	¥2,905,946	¥3,179,967	¥1,321,415	¥2,173,457	¥1,255,324	¥10,836,109
Total expense(3)	3,015,746	2,141,975	1,014,249	2,038,743	829,820	9,040,533
Income (loss) before income tax expense (benefit)	(109,800)	1,037,992	307,166	134,714	425,504	1,795,576
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(343,745)	903,188	219,445	115,817	372,228	1,266,933
Total assets at end of fiscal year	261,732,514	66,393,043	23,652,847	38,556,319	15,605,488	405,940,211

Notes:
(1)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)Total revenue is comprised of Interest income and Non-interest income.
(3)Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2024 and 2025:

	2024 (As Adjusted)	2025
	(in millions)
Cash and due from banks	¥702,754	¥786,831
Interest-earning deposits in other banks	12,772,324	12,055,034
Total	¥13,475,078	¥12,841,865
Trading account assets	¥32,474,396	¥36,473,239
Investment securities	¥12,896,242	¥12,773,480
Loans—net of unearned income, unamortized premiums and deferred loan fees	¥57,430,845	¥56,713,215
Deposits	¥63,833,368	¥65,410,708
Funds borrowed:
Call money, funds purchased	¥3,061	¥155,975
Payables under repurchase agreements	13,510,745	16,039,173
Payables under securities lending transactions	90,068	32,194
Other short-term borrowings	6,385,135	6,941,877
Long-term debt	1,756,948	1,864,473
Total	¥21,745,957	¥25,033,692
Trading account liabilities	¥8,590,562	¥8,026,912
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2024 and 2025:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2024 (As Adjusted)	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥18,626,261	¥13,463,967	¥2,041,954	¥34,132,182
Debt securities
Japanese national government and Japanese government agency bonds	6,278,228	395,745	—	6,673,973
Japanese prefectural and municipal bonds	—	91,683	—	91,683
Foreign government and official institution bonds	10,170,757	668,715	101	10,839,573
Corporate bonds	8,937	2,723,957	—	2,732,894
Residential mortgage-backed securities	—	5,422,286	—	5,422,286
Asset-backed securities	—	1,374,191	1,352,755	2,726,946
Other debt securities	—	2,599	536,846	539,445
Commercial paper	—	1,609,441	—	1,609,441
Equity securities(2)	2,168,339	1,175,350	152,252	3,495,941
Trading derivative assets	90,334	15,099,648	151,242	15,341,224
Interest rate contracts	14,143	9,381,056	110,013	9,505,212
Foreign exchange contracts	10,473	5,623,544	12,647	5,646,664
Equity contracts	65,718	48,606	8,647	122,971
Commodity contracts	—	391	18,282	18,673
Credit derivatives	—	46,047	1,148	47,195
Other(8)	—	4	505	509
Trading loans(3)	—	31,542	—	31,542
Investment securities:
Available-for-sale debt securities	23,569,981	7,648,181	204,805	31,422,967
Japanese national government and Japanese government agency bonds	21,336,860	1,830,540	—	23,167,400
Japanese prefectural and municipal bonds	—	1,045,991	—	1,045,991
Foreign government and official institution bonds	2,233,121	1,069,430	—	3,302,551
Corporate bonds	—	1,021,296	5,172	1,026,468
Residential mortgage-backed securities	—	1,229,510	15	1,229,525
Asset-backed securities	—	1,114,195	132,951	1,247,146
Other debt securities	—	337,219	66,667	403,886
Equity securities	5,400,634	70,172	87,814	5,558,620
Marketable equity securities	5,400,634	70,172	—	5,470,806
Nonmarketable equity securities(4)	—	—	87,814	87,814
Other(5)	1,175,125	1,226,942	79,154	2,481,221
Total	¥48,862,335	¥37,540,452	¥2,564,969	¥88,967,756

At March 31, 2024 (As Adjusted)	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥103,705	¥4,508	¥—	¥108,213
Trading derivative liabilities	117,567	16,261,406	92,336	16,471,309
Interest rate contracts	30,997	10,594,827	70,527	10,696,351
Foreign exchange contracts	954	5,532,241	2,449	5,535,644
Equity contracts	85,616	72,337	389	158,342
Commodity contracts	—	—	18,327	18,327
Credit derivatives	—	61,999	488	62,487
Other(8)	—	2	156	158
Obligation to return securities received as collateral(6)	6,955,707	195,622	71,399	7,222,728
Other(7)	—	189,649	6,486	196,135
Total	¥7,176,979	¥16,651,185	¥170,221	¥23,998,385

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2025	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥20,407,859	¥15,222,947	¥2,746,696	¥38,377,502
Debt securities
Japanese national government and Japanese government agency bonds	6,140,726	754,529	—	6,895,255
Japanese prefectural and municipal bonds	—	288,472	—	288,472
Foreign government and official institution bonds	11,602,182	774,775	—	12,376,957
Corporate bonds	4,755	2,717,719	175,464	2,897,938
Residential mortgage-backed securities	—	7,313,220	—	7,313,220
Asset-backed securities	—	1,279,679	1,816,507	3,096,186
Other debt securities	—	61,578	612,102	673,680
Commercial paper	—	1,224,538	—	1,224,538
Equity securities(2)	2,660,196	808,437	142,623	3,611,256
Trading derivative assets	58,729	20,597,301	77,897	20,733,927
Interest rate contracts	12,565	14,860,818	22,298	14,895,681
Foreign exchange contracts	1,416	5,592,040	27,345	5,620,801
Equity contracts	44,748	94,288	6,961	145,997
Commodity contracts	—	293	19,892	20,185
Credit derivatives	—	49,861	757	50,618
Other(8)	—	1	644	645
Trading loans(3)	—	28,447	—	28,447
Investment securities:
Available-for-sale debt securities	23,867,794	6,347,624	197,750	30,413,168
Japanese national government and Japanese government agency bonds	21,152,903	930,954	—	22,083,857
Japanese prefectural and municipal bonds	—	309,998	—	309,998
Foreign government and official institution bonds	2,714,891	1,363,578	—	4,078,469
Corporate bonds	—	898,304	5,579	903,883
Residential mortgage-backed securities	—	1,122,236	15	1,122,251
Asset-backed securities	—	1,269,867	142,284	1,412,151
Other debt securities	—	452,687	49,872	502,559
Equity securities	3,779,986	52,002	100,762	3,932,750
Marketable equity securities(9)	3,779,986	52,002	—	3,831,988
Nonmarketable equity securities(4)	—	—	100,762	100,762
Other(5)	973,130	1,757,936	8,100	2,739,166
Total	¥49,087,498	¥44,006,257	¥3,131,205	¥96,224,960

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2025	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥389,643	¥2,462	¥—	¥392,105
Trading derivative liabilities	48,534	20,995,246	67,027	21,110,807
Interest rate contracts	28,532	15,998,172	44,232	16,070,936
Foreign exchange contracts	2,197	4,900,685	2,026	4,904,908
Equity contracts	17,805	43,467	358	61,630
Commodity contracts	—	1	19,926	19,927
Credit derivatives	—	52,921	430	53,351
Other(8)	—	—	55	55
Obligation to return securities received as collateral(6)	5,754,639	292,116	—	6,046,755
Other(7)	—	267,202	(49,328)	217,874
Total	¥6,192,816	¥21,557,026	¥17,699	¥27,767,541

Notes:
(1)Includes securities measured under the fair value option.
(2)Excludes certain investments valued at net asset value of private equity and other funds, whose fair values were ¥264,458 million and ¥277,252 million at March 31, 2024 and 2025, respectively. The amounts of unfunded commitments related to these private equity and other funds were ¥134,429 million and ¥276,433 million at March 31, 2024 and 2025, respectively.
(3)Includes loans measured under the fair value option.
(4)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds, whose fair values at March 31, 2024 were ¥37,207 million and ¥53,324 million, respectively, and those at March 31, 2025 were ¥40,477 million and ¥56,334 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2024 were ¥869 million and ¥250 million, respectively, and those at March 31, 2025 were nil and ¥13,650 million, respectively.
(5)Includes securities received as collateral that may be sold or repledged under securities lending transactions.
(6)Included in Other liabilities.
(7)Mainly includes other short-term borrowings, long-term debt, and bifurcated embedded derivatives carried at fair value.
(8)Includes certain derivatives such as earthquake derivatives.
(9)Includes equity securities subject to contractual sale restrictions, with a total fair value of ¥43,654 million at March 31, 2025. The contractual restriction of these securities a lock-up agreement, a market standoff agreement, or the result of a provision within a separate agreement between certain shareholders, and the range of remaining duration of these restrictions are 0.0-3.0 years. The market standoff agreements expire when the share price changes to a certain extent, and other agreements do not have specific clauses for a lapse in the restriction. See Note 1 for further information.

Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2024 and 2025. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2024 (As Adjusted):	March 31, 2023	Total gains (losses) for the period											March 31, 2024	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2024
		Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,182,319	¥213,607	(2)	¥—	¥728,692	¥—	¥(16,552)	¥(66,257)	¥145		¥—		¥2,041,954	¥206,853	(2)
Debt securities
Foreign government and official institution bonds	1,168	123		—	7	—	(7)	(1,190)	—		—		101	—
Asset-backed securities	668,911	143,982		—	552,320	—	—	(12,458)	—		—		1,352,755	143,014
Other debt securities	334,124	61,722		—	141,000	—	—	—	—		—		536,846	61,722
Equity securities	178,116	7,780		—	35,365	—	(16,545)	(52,609)	145		—		152,252	2,117
Trading derivatives—net	81,096	1,979	(2)	1,383	423	(355)	—	(16,407)	49,297		(58,510)		58,906	1,549	(2)
Interest rate contracts—net	48,629	(9,448)		(1,240)	—	—	—	4,784	49,324	(5)	(52,563)	(5)	39,486	(8,541)
Foreign exchange contracts—net	11,345	2,429		922	—	—	—	(582)	98		(4,014)		10,198	3,309
Equity contracts—net	16,928	10,324		1,694	4	—	—	(20,415)	(125)		(152)		8,258	8,070
Commodity contracts—net	91	(128)		7	—	—	—	(15)	—		—		(45)	(128)
Credit derivatives—net	3,739	(1,119)		—	—	—	—	(179)	—		(1,781)		660	(1,087)
Other—net(8)	364	(79)		—	419	(355)	—	—	—		—		349	(74)
Investment securities:
Available-for-sale debt securities	253,964	1,433	(3)	21,037	208,845	—	—	(278,573)	26		(1,927)		204,805	12,939	(3)
Corporate bonds	2,000	(83)		275	2,978	—	—	(4)	26		(20)		5,172	194
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	182,938	1,597		14,325	205,611	—	—	(271,520)	—		—		132,951	6,360
Other debt securities	69,011	(81)		6,437	256	—	—	(7,049)	—		(1,907)		66,667	6,385
Equity securities	74,287	3,519	(3)	383	10,661	—	(2,200)	—	2,015		(851)		87,814	2,360	(3)
Nonmarketable equity securities	74,287	3,519		383	10,661	—	(2,200)	—	2,015		(851)		87,814	2,360
Other	75,750	(197)	(7)	141	5,585	—	—	(2,125)	—		—		79,154	(197)	(7)
Total	¥1,667,416	¥220,341		¥22,944	¥954,206	¥(355)	¥(18,752)	¥(363,362)	¥51,483		¥(61,288)		¥2,472,633	¥223,504
Liabilities
Obligation to return securities received as collateral	¥68,204	¥—		¥—	¥—	¥5,053	¥—	¥(1,858)	¥—		¥—		¥71,399	¥—
Other	57,121	(58,355)	(4)	(8,293)	—	17,699	—	(111,353)	(705)		(22,924)	(6)	6,486	(17,683)	(4)
Total	¥125,325	¥(58,355)		¥(8,293)	¥—	¥22,752	¥—	¥(113,211)	¥(705)		¥(22,924)		¥77,885	¥(17,683)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2025:	March 31, 2024	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		March 31, 2025	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2025
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥2,041,954	¥(5,968)	(2)	¥(9,121)	¥1,065,651	¥—	¥(27,371)	¥(397,123)	¥78,674		¥—		¥2,746,696	¥(22,232)	(2)
Debt securities
Foreign government and official institution bonds	101	(1)		—	—	—	—	(100)	—		—		—	—
Corporate bonds	—	(812)		—	99,190	—	(1,374)	—	78,460	(5)	—		175,464	(773)
Asset-backed securities	1,352,755	(10,400)		(9,121)	853,526	—	(23,091)	(347,162)	—		—		1,816,507	(19,985)
Other debt securities	536,846	(1,034)		—	76,290	—	—	—	—		—		612,102	(1,034)
Equity securities	152,252	6,279		—	36,645	—	(2,906)	(49,861)	214		—		142,623	(440)
Trading derivatives—net	58,906	(5,605)	(2)	1,807	669	(312)	—	(23,328)	10,690		(31,957)		10,870	9,395	(2)
Interest rate contracts—net	39,486	(18,435)		(706)	—	—	—	(6,230)	(3,954)		(32,095)	(5)	(21,934)	(9,311)
Foreign exchange contracts—net	10,198	(244)		1,890	—	—	—	(1,505)	14,644	(5)	336		25,319	6,113
Equity contracts—net	8,258	13,373		627	—	—	—	(15,457)	—		(198)		6,603	12,892
Commodity contracts—net	(45)	30		(4)	—	—	—	(15)	—		—		(34)	32
Credit derivatives—net	660	(212)		—	—	—	—	(121)	—		—		327	(211)
Other—net(8)	349	(117)		—	669	(312)	—	—	—		—		589	(120)
Investment securities:
Available-for-sale debt securities	204,805	(12,852)	(3)	12,998	2,533	—	—	(9,872)	1,631		(1,493)		197,750	199	(3)
Corporate bonds	5,172	83		(67)	2,493	—	—	(2,240)	1,631		(1,493)		5,579	34
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	132,951	—		9,333	—	—	—	—	—		—		142,284	9,333
Other debt securities	66,667	(12,935)		3,732	40	—	—	(7,632)	—		—		49,872	(9,168)
Equity securities	87,814	4,842	(3)	447	14,898	—	(6,696)	—	1,608		(2,151)		100,762	1,944	(3)
Nonmarketable equity securities	87,814	4,842		447	14,898	—	(6,696)	—	1,608		(2,151)		100,762	1,944
Other	79,154	(246)	(7)	129	1,120	—	—	(72,057)	—		—		8,100	(117)	(7)
Total	¥2,472,633	¥(19,829)		¥6,260	¥1,084,871	¥(312)	¥(34,067)	¥(502,380)	¥92,603		¥(35,601)		¥3,064,178	¥(10,811)
Liabilities
Obligation to return securities received as collateral	¥71,399	¥—		¥—	¥—	¥—	¥—	¥(71,399)	¥—		¥—		¥—	¥—
Other	6,486	20,351	(4)	(2,062)	—	—	—	(30,998)	—		(6,527)	(6)	(49,328)	27,174	(4)
Total	¥77,885	¥20,351		¥(2,062)	¥—	¥—	¥—	¥(102,397)	¥—		¥(6,527)		¥(49,328)	¥27,174

Notes:
(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account profits (losses)—net and Foreign exchange gains (losses)—net.
(3)Included in Investment securities gains (losses)—net and Other comprehensive income, net of tax.
(4)Included in Trading account profits (losses)—net, Other non-interest income and Other comprehensive income, net of tax.
(5)Transfers into (out of) Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable input to the entire fair value measurement. Unobservable inputs include loss given default. Transfers into Level 3 for Corporate bonds were mainly caused by the increased impact of the Liquidity Premium on Fair Value. Transfers into Level 3 for Foreign exchange contracts—net were mainly caused by changes in the impact of unobservable inputs to the fair value measurement.
(6)Transfers out of Level 3 for long-term debt in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2024	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities :
Asset-backed securities	¥1,248,241	Internal model(4)	Asset correlations	3.0%	3.0%
			Discount factor	1.4%~1.6%	1.4%
			Prepayment rate	17.7%	17.7%
			Probability of default	0.0%~93.0%	—	(3)
			Recovery rate	55.0%	55.0%
Other debt securities	587,272	Discounted cash flow	Liquidity premium	0.9%~3.2%	2.8%

At March 31, 2024	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	41,687	Option model	Correlation between interest rates	30.0%~60.7%	44.6%
			Correlation between interest rate and foreign exchange rate	(2.0)%~60.0%	35.0%
			Volatility	61.2%~80.6%	75.6%
Foreign exchange contracts—net	9,800	Option model	Correlation between interest rates	30.0%~70.0%	48.2%
			Correlation between interest rate and foreign exchange rate	17.6%~60.0%	36.3%
			Correlation between foreign exchange rates	50.0%~70.6%	66.4%
			Volatility	9.9%~21.3%	14.1%
Equity contracts—net	4,414	Option model	Correlation between foreign exchange rate and equity	0.0%~30.0%	20.0%
			Correlation between equities	5.0%~76.0%	57.5%
			Volatility	25.0%~37.0%	33.9%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2025	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Corporate bonds	¥175,464	Discounted cash flow	Liquidity premium	0.0%~0.2%	0.1%
Asset-backed securities	1,684,080	Internal model(4)	Asset correlations	2.0%	2.0%
			Discount factor	1.2%~1.3%	1.3%
			Prepayment rate	28.0%	28.0%
			Probability of default	0.0%~99.0%	—	(3)
			Recovery rate	60.4%	60.4%
Other debt securities	659,534	Discounted cash flow	Liquidity premium	1.6%~3.2%	2.4%

At March 31, 2025	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(21,934)	Option model	Correlation between interest rates	30.0%~60.4%	44.0%
			Correlation between interest rate and foreign exchange rate	5.7%~60.0%	34.3%
			Recovery rate	80.0%～90.0%	85.0%
			Volatility	65.3%~134.6%	73.5%
Foreign exchange contracts—net	25,319	Option model	Correlation between interest rates	30.0%~70.0%	45.6%
			Correlation between interest rate and foreign exchange rate	19.2%~60.0%	36.7%
			Correlation between foreign exchange rates	50.0%~66.4%	58.2%
			Recovery rate	80.0%～90.0%	85.0%
			Volatility	10.7%~20.9%	14.3%
Equity contracts—net	3,524	Option model	Correlation between foreign exchange rate and equity	6.0%~50.0%	10.0%
			Correlation between equities	5.7%~95.0%	58.9%
			Volatility	20.0%~35.5%	27.5%

Notes:
(1)The fair value as of March 31, 2024 and 2025 excludes the fair value of investments valued using vendor prices.
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
Recovery rate and Prepayment rate—Recovery rate is the proportion of the total outstanding balance of a bond or loan, or the total exposure that is expected to be collected in a liquidation scenario. For many debt securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from third-party pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Prepayment rates change the future cash flows for the investor and thereby change the fair value of the security. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could have resulted in a significant increase or decrease in fair value.
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

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2024 and 2025:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2024 (As Adjusted)				2025
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)(2)	¥—	¥9,460	¥45,175	¥54,635	¥—	¥14,041	¥49,830	¥63,871
Loans	2,271	5,181	630,005	637,457	2,466	5,254	269,853	277,573
Loans held for sale	—	—	472,711	472,711	—	—	134,371	134,371
Collateral dependent loans	2,271	5,181	157,294	164,746	2,466	5,254	135,482	143,202
Premises and equipment	—	—	11,193	11,193	—	—	9,557	9,557
Intangible assets	—	—	5,174	5,174	—	—	5,449	5,449
Goodwill	—	—	—	—	—	—	161,758	161,758
Other assets	—	32,481	18,567	51,048	—	34,389	19,049	53,438
Investments in equity method investees(1)	—	27,801	1,702	29,503	—	27,745	2,057	29,802
Other	—	4,680	16,865	21,545	—	6,644	16,992	23,636
Total	¥2,271	¥47,122	¥710,114	¥759,507	¥2,466	¥53,684	¥515,496	¥571,646

Notes:
(1)Excludes certain investments valued at net asset value of ¥18,037 million and ¥39,541 million at March 31, 2024 and 2025, respectively. The unfunded commitments related to these investments are ¥24,208 million and ¥34,847 million at March 31, 2024 and 2025, respectively. These investments are in private equity funds.
(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.
The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2024 and 2025:

	2024 (As Adjusted)	2025
	(in millions)
Investment securities	¥12,628	¥29,409
Loans	69,516	23,210
Loans held for sale	55,064	6,903
Collateral dependent loans	14,452	16,307
Premises and equipment	3,143	14,490
Intangible assets	14,929	13,057
Goodwill	—	150,089
Other assets	41,674	27,351
Investments in equity method investees	19,978	8,177
Other	21,696	19,174
Total	¥141,890	¥257,606

Investment securities for the fiscal years ended March 31, 2024 and 2025 primarily include nonmarketable equity securities measured under the measurement alternative. See Note 3 for the details of the measurement alternative.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The significant unobservable inputs used for the fair value measurements of loans held for sale based on adjusted prices, which are categorized within Level 3 of the fair value hierarchy, consisted of prices ranging from ¥4.21 to ¥100.00 and from ¥6.67 to ¥100.00 as of March 31, 2024 and 2025, respectively, and the weighted average of prices were ¥83.38 and ¥95.38 as of March 31, 2024 and 2025, respectively. The significant unobservable inputs used for the fair value measurements of loans held for sale based on discounted cash flows, which are categorized within Level 3 of the fair value hierarchy, consisted of discount rates ranging from 0.83% to 11.87% and from 1.30% to 2.29% as of March 31, 2024 and 2025, respectively, and the weighted averages of the discount rates were 11.51% and 1.75% as of March 31, 2024 and 2025, respectively. Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments.
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
The following table presents the gains or losses recorded for the fiscal years ended March 31, 2023, 2024 and 2025 related to the eligible instruments for which the MUFG Group elected the fair value option:

	2023			2024			2025
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥(1,180,311)	¥1,369,071	¥188,760	¥(173,290)	¥2,176,389	¥2,003,099	¥1,636	¥38,401	¥40,037
Total	¥(1,180,311)	¥1,369,071	¥188,760	¥(173,290)	¥2,176,389	¥2,003,099	¥1,636	¥38,401	¥40,037
Financial liabilities:
Other short-term borrowings(1)	¥(3,626)	¥—	¥(3,626)	¥3,690	¥—	¥3,690	¥3,832	¥—	¥3,832
Long-term debt(1)	40,944	—	40,944	(20,426)	—	(20,426)	10,120	—	10,120
Total	¥37,318	¥—	¥37,318	¥(16,736)	¥—	¥(16,736)	¥13,952	¥—	¥13,952

Note:
(1)Changes in the value attributable to the instrument-specific credit risk related to those financial liabilities were not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2024 and 2025 for long-term debt instruments for which the fair value option has been elected:

	2024			2025
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥246,153	¥234,909	¥(11,244)	¥156,302	¥153,742	¥(2,560)
Total	¥246,153	¥234,909	¥(11,244)	¥156,302	¥153,742	¥(2,560)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2024 and 2025:

	Carrying amount	Estimated fair value
At March 31, 2024 (As Adjusted)		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥4,417	¥4,417	¥4,417	¥—	¥—
Interest-earning deposits in other banks	105,702	105,702	—	105,702	—
Call loans and funds sold	1,738	1,738	—	1,738	—
Receivables under resale agreements	18,824	18,824	—	18,824	—
Receivables under securities borrowing transactions	5,001	5,001	—	5,001	—
Investment securities	24,844	24,558	14,522	7,457	2,579
Loans, net of allowance for credit losses(1)	126,555	126,707	2	295	126,410
Other financial assets(2)	11,761	11,761	—	11,761	—
Financial liabilities:
Deposits
Non-interest-bearing	¥38,805	¥38,805	¥—	¥38,805	¥—
Interest-bearing	208,360	208,512	—	208,512	—
Total deposits	247,165	247,317	—	247,317	—
Call money and funds purchased	5,094	5,094	—	5,094	—
Payables under repurchase agreements	35,690	35,690	—	35,690	—
Payables under securities lending transactions	1,017	1,017	—	1,017	—
Due to trust account and other short-term borrowings	15,747	15,747	—	15,747	—
Long-term debt	39,833	39,103	—	39,103	—
Other financial liabilities	9,081	9,081	—	9,081	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Carrying amount	Estimated fair value
At March 31, 2025		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥4,591	¥4,591	¥4,591	¥—	¥—
Interest-earning deposits in other banks	104,707	104,707	—	104,707	—
Call loans and funds sold	1,676	1,676	—	1,676	—
Receivables under resale agreements	18,782	18,782	—	18,782	—
Receivables under securities borrowing transactions	5,701	5,701	—	5,701	—
Investment securities	23,272	22,647	12,932	8,244	1,471
Loans, net of allowance for credit losses(1)	130,187	129,772	2	70	129,700
Other financial assets(2)	9,783	9,783	—	9,783	—
Financial liabilities:
Deposits
Non-interest-bearing	¥36,820	¥36,820	¥—	¥36,820	¥—
Interest-bearing	212,633	212,643	—	212,643	—
Total deposits	249,453	249,463	—	249,463	—
Call money and funds purchased	5,017	5,017	—	5,017	—
Payables under repurchase agreements	43,664	43,664	—	43,664	—
Payables under securities lending transactions	718	718	—	718	—
Due to trust account and other short-term borrowings	28,229	28,229	—	28,229	—
Long-term debt	20,928	20,199	—	20,199	—
Other financial liabilities	9,038	9,038	—	9,038	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)Excludes investments in equity method investees of ¥4,116 billion and ¥4,564 billion at March 31, 2024 and 2025, respectively.
The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2024 and 2025 was not material.
32.PARENT COMPANY ONLY FINANCIAL INFORMATION
Distributions of retained earnings of MUFG Bank and Mitsubishi UFJ Trust and Banking are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥6,159 billion and ¥6,225 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2024 and 2025, respectively. See Notes 19 and 21 for further information.
The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.
At March 31, 2024 and 2025, approximately ¥6,471 billion and ¥6,265 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the parent company only financial information of MUFG:
Condensed Balance Sheets

	As of March 31,
	2024 (As Adjusted)	2025
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥147,740	¥351,224
Investments in subsidiaries and affiliated companies	18,849,567	19,152,808
Banking subsidiaries	12,819,890	12,206,015
Non-banking subsidiaries and affiliated companies	6,029,677	6,946,793
Loans to subsidiaries	14,198,572	12,205,955
Banking subsidiaries	13,651,662	11,740,181
Non-banking subsidiaries	546,910	465,774
Other assets	178,222	179,703
Total assets	¥33,374,101	¥31,889,690
Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,285,635	¥1,127,981
Long-term debt from non-banking subsidiaries and affiliated companies	21,902	16,113
Long-term debt	14,163,977	12,224,151
Other liabilities	226,850	235,959
Total liabilities	15,698,364	13,604,204
Total shareholders’ equity	17,675,737	18,285,486
Total liabilities and shareholders’ equity	¥33,374,101	¥31,889,690

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Income

	Fiscal years ended March 31,
	2023 (As Adjusted)	2024 (As Adjusted)	2025
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥605,115	¥774,211	¥1,306,837
Banking subsidiaries	407,630	545,886	1,035,465
Non-banking subsidiaries and affiliated companies	197,485	228,325	271,372
Management fees from subsidiaries	35,052	34,393	35,633
Interest income from subsidiaries	273,536	371,860	374,230
Foreign exchange gains (losses)—net	3,465	451	(2,700)
Trading account profits (losses)—net	28,970	(40,379)	(50,367)
Gains on sales of investment in subsidiaries and affiliated companies—net	17,748	—	—
Other income	13,255	15,374	16,242
Total income	977,141	1,155,910	1,679,875
Expense:
Operating expenses	44,149	47,600	47,706
Interest expense to subsidiaries and affiliated companies	15,442	15,673	18,082
Interest expense	256,333	355,781	351,368
Other expense	6,496	6,229	1,804
Total expense	322,420	425,283	418,960
Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	(253,967)	589,812	6,408
Income before income tax expense	400,754	1,320,439	1,267,323
Income tax expense (benefit)	18,956	(5,430)	390
Net income	¥381,798	¥1,325,869	¥1,266,933

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2023	2024	2025
	(in millions)
Operating activities:
Net cash provided by operating activities	609,641	839,937	1,316,469
Investing activities:
Proceeds from sales and dispositions of investments in subsidiaries and affiliated companies	41,125	865	—
Net decrease (increase) in loans to subsidiaries	(2,204,831)	(231,891)	1,916,662
Other—net	(7,791)	(8,787)	(13,231)
Net cash provided by (used in) investing activities	(2,171,497)	(239,813)	1,903,431
Financing activities:
Net increase (decrease) in short-term borrowings from subsidiaries	145,513	(6,025)	(157,654)
Proceeds from issuance of long-term debt	3,833,878	1,809,416	1,609,505
Repayment of long-term debt	(1,630,695)	(1,578,887)	(3,526,431)
Proceeds from sales of treasury stock	—	1	1
Payments for acquisition of treasury stock	(450,019)	(400,037)	(400,042)
Dividends paid	(380,447)	(439,755)	(532,977)
Other—net	(14,160)	(10,700)	(8,818)
Net cash provided by (used in) financing activities	1,504,070	(625,987)	(3,016,416)
Net increase (decrease) in cash and cash equivalents	(57,786)	(25,863)	203,484
Cash and cash equivalents at beginning of fiscal year	231,389	173,603	147,740
Cash and cash equivalents at end of fiscal year	¥173,603	¥147,740	¥351,224
33.SUBSEQUENT EVENTS
Approval of Dividends
On June 27, 2025, the shareholders approved the payment of cash dividends of ¥39.0 per share of Common stock, totaling ¥449,733 million, that were payable on June 30, 2025, to the shareholders of record on March 31, 2025.
Repurchase of own shares
At the meeting of the Board of Directors of MUFG held on May 15, 2025, it was resolved to repurchase up to 175,000,000 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of its own shares for approximately ¥250 billion, in aggregate, from May 16, 2025 to July 31, 2025. This repurchase plan allowed for the repurchase of the equivalent of up to 1.5% of the total number of common shares outstanding excluding its own shares, or of an aggregate repurchase amount of up to ¥250 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

* * * * *

EXHIBIT INDEX

Exhibit	Description

1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2022 (English translation)*
1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 25, 2015 (English translation)**
1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on April 1, 2022 (English translation)***
1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on August 2, 2022 (English Translation)*
1(e)	Charter of the Audit Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1. 2024 (English translation)*
1(f)	Charter of the Compensation Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)**
1(g)	Charter of the Nominating and Governance Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)**
1(h)	Charter of the Risk Committee of Mitsubishi UFJ Financial Group, Inc., as amended on July 1, 2018 (English translation)**
2(a)	Form of American Depositary Receipt**
2(b)
Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder**

2(c)	Description of Securities*
8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”
11(a)
MUFG Group Code of Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (English translation of relevant sections)

11(b)	MUFG Insider Trading Control Policy and Insider Trading Control Rule
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
97	MUFG Executive Compensation Recovery Policy*
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2025****
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2025*****
99(c)	Financial Statements and Supplementary Data of Morgan Stanley******
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

Notes:

*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 30, 2024.

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
******    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 21, 2025.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ HIRONORI KAMEZAWA
Name:	Hironori Kamezawa
Title:	President & Group Chief Executive Officer
Date: July 7, 2025