Form 20-F
period 2026-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2026-07-06
CIK 67088

As filed with the Securities and Exchange Commission on July 6, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026
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
As of March 31, 2026, 11,867,710,920 shares of common stock (including 580,142,679 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
In this Annual Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the amounts and ratios calculated in accordance with Japanese banking regulations based on information derived from the financial statements of MUFG and its domestic subsidiaries prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, such as the capital ratios, capital components, risk-weighted assets, leverage ratios, liquidity coverage ratios and net stable funding ratios of MUFG and its domestic subsidiaries as well as the total loss-absorbing capacity ratios of MUFG, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.
When we refer in this Annual Report to “MUFG,” “we,” “us,” “our,” the “MUFG Group” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. In addition, our “commercial banking subsidiaries” refers to MUFG

Bank, Ltd. and, as the context requires, its consolidated subsidiaries engaged in the commercial banking business. Our “trust banking subsidiaries” refers to Mitsubishi UFJ Trust and Banking Corporation and, as the context requires, its consolidated subsidiaries engaged in the trust banking business. Our “banking subsidiaries” refers to MUFG Bank and Mitsubishi UFJ Trust and Banking and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. Our “securities subsidiaries” refers to Mitsubishi UFJ Securities Holdings Co., Ltd., and, as the context requires, its consolidated subsidiaries engaged in the securities business.
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
References to “First Sentier Group” are to First Sentier Group Limited, as a single entity, as well as to First Sentier Group Limited and its consolidated subsidiaries, as the context requires.
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
Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Important factors that could cause such differences include, without limitation,
•instability in, uncertainty over and deterioration of, economic conditions in Japan and around the world,
•external events, such as natural disasters and other health pandemics or epidemics, terrorism, and geopolitical and social conflicts,
•climate-related risks materializing in physical damages and changes in the business environment,
•competitive pressures resulting from regulatory and market changes,
•failure to implement our business expansion strategy as planned and to manage new or expanded risks that entail such strategy, as well as incurrence of impairment or valuation losses on our acquired assets,
•negative developments relating to our strategic alliance with Morgan Stanley,
•failure to maintain our capital ratios and other regulatory ratios above minimum required levels,
•significant unexpected increases in credit costs,
•financial difficulties of other financial institutions that affect the overall banking environment and their borrowers,
•fluctuations in interest rates, foreign currency exchange rates and stock prices,
•reduction in our ability to access or maintain liquidity,
•failure to address regulatory or public concerns or to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations,
•cyber-attacks and other information security threats,
•problems with the proper functioning and development of information, communications and transaction management systems,
•transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism,
•changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practices, and interpretations,
•changes in the business and regulatory environment for consumer finance companies,
•damage to our reputation resulting from our failure to prevent or properly address negative perceptions held by customers, investors, regulators and the general public regarding us and our operations,
•our reliance upon third party vendors and service providers;
•risks related to the development and use of artificial intelligence by us and others; and

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
Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2026, 59.9% of our total assets were related to Japanese domestic assets, including Japanese national government and Japanese government agency bonds, which accounted for 56.7% of our total investment securities portfolio and 7.2% of our total assets, respectively. Interest and non-interest income in Japan represented 37.1% of our total interest and non-interest income for the fiscal year ended March 31, 2026. Furthermore, as of March 31, 2026, our loans in Japan accounted for 53.6% of our total loans outstanding.
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
Our results of operations may be materially affected by instability in, uncertainty over and deterioration of, economic conditions in Japan and around the world.
Economic conditions in Japan and around the world may become unstable or deteriorate due to various factors such as changes in the monetary and fiscal policies in major jurisdictions and the fiscal condition of major countries, industrial and trade policies adopted in major markets, rapid and significant fluctuations in foreign exchange rates, global inflation, deflation or stagflation, changes in real estate market trends, and concerns and developments affecting financial institutions, including banks, non-bank lending and credit institutions, securities companies, insurance companies, and investment funds and other financial intermediaries. Uncertainty over the Japanese and global economies still remains because of such other factors as geopolitical instabilities or conflicts, interruptions or changes in international supply chains or trade, and rapid and significant changes in the market, regulatory or business environment. As of March 31, 2026, based principally on the domicile of the obligors, assets related to the United States accounted for approximately 18.8% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 10.1% of our total assets, and assets related to Europe accounted for approximately 6.7% of our total assets.
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
Climate-related risks could have a material adverse impact on us and our clients.
We are exposed to climate-related physical risks and risks arising from the process of transitioning to a less carbon-dependent economy. Climate-related physical risks include increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution. Such physical risks may have adverse impacts on us, both directly on our business operations and as a result of impacts on our borrowers and counterparties, such as declines in the value of loans, investments, real estate and other assets, disruptions in business operations and economic activity, including supply chains, changes in prices of raw materials, commodities and energy, and market volatility.
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
Because the timing and nature of climate-related events and regulatory and market changes in reaction to them may be difficult or impossible to predict, our risk management strategies may not be effective in mitigating climate-related risk exposure. Regulatory and market expectations regarding climate change may shift rapidly and generate conflicting views and approaches and may further develop in ways that diverge from our expectations or vary from market to market. The methodologies and data used to monitor and manage climate-related risks also continue to evolve and currently utilize information and estimates derived from information or factors which are currently available but which may be revised or replaced.
We have defined and disclosed our aspirational climate-related goals and other relevant information based on the standards that have been adopted by us or are applicable to us. Such goals may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, particularly given the high degree of uncertainties surrounding climate-related developments. Uncertainties may further increase depending on the nature and extent of the involvement, cooperation or reaction of our borrowers, counterparties and business partners as well as industry groups, governmental organizations and other stakeholders in or to our efforts to achieve such goals. In addition, if our climate-related risk assessment and disclosure that we make and plan to enhance with the intent to be aligned with relevant recommendations and market, regulatory and other standards are deemed insufficient or inappropriate, if our climate-related measures, including those designed to facilitate the transition to a less carbon-dependent economy, do not proceed as planned or become subject to criticism, if our climate-related risk management proves not to be as effective as expected, if we fail, or are deemed to have failed, to meet evolving market expectations or comply with increasingly complex regulatory requirements relating to climate change, including risk management, capital adequacy and disclosure requirements and standards, or if, as a result of any of the foregoing, we are considered to be failing to fulfill our responsibility to society, then our corporate value may be impaired and our business, financial condition and results of operations may be adversely affected.
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
•the balance of customer deposits cannot be maintained or does not grow as anticipated;
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
As a strategic measure implemented in an effort to become the world’s most trusted financial group, we have acquired businesses, made investments and entered into capital alliances on a global basis, particularly in the United States and Europe as well as the Asia-Pacific region, including India. Our major overseas subsidiaries include Krungsri, a subsidiary in Thailand, and Bank Danamon, a subsidiary in Indonesia, and our recent acquisitions and investments include acquisitions of asset management and investor services companies and investments in non-bank financial institutions mostly in the Asia-Pacific region. We currently plan to continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances globally. Our acquisition, investments and capital alliances, however, may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of, among other things, political, geopolitical and social instability and conflicts, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards, changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, and unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations. In addition, we may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.
If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results. We record the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. As of March 31, 2026, the total balance of goodwill was ¥566.5 billion. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. For further information, see Note 6 to our consolidated financial statements.
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
We have a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 23.9% of the voting rights in Morgan Stanley as of March 31, 2026 and continue to hold approximately $521.4 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors. We maintain this strategic alliance with a view towards long-term cooperation with Morgan Stanley, and plan to deepen the strategic alliance. However, due to any unexpected changes in social, economic, market or financial conditions, changes in the regulatory environment, or any failure to integrate or share staff, products or services, or to operate, manage or implement the business strategy of the joint venture securities companies or other cooperative opportunities as planned, we may be unable to achieve the expected synergies from this alliance.
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
We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios and leverage ratios above the levels specified in the guidelines adopted by the FSA to implement the Basel III framework. As of March 31, 2026, our total risk-adjusted capital ratio was 16.85% compared to the minimum risk-adjusted capital ratio required of 12.18%, our Tier 1 capital ratio was 14.95% compared to the minimum Tier 1 capital ratio required of 10.18%, and our Common Equity Tier 1 capital ratio was 12.47% compared to the minimum Common Equity Tier 1 capital ratio required of 8.68%, each including a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.18%. As of the same date, our leverage ratio was 4.94% compared to the minimum leverage ratio required at 3.95%, which consisted of the minimum requirement at 3.15% and the applicable G-SIB leverage ratio buffer requirement set at 50% of a G-SIB surcharge plus an additional 0.05%. Our capital and leverage ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP.
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
We are also subject to the FSA’s regulations requiring G-SIBs in Japan to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC. As of March 31, 2026, we maintained 23.25% of External TLAC on a risk-weighted assets basis compared to the required minimum ratio of 18.00% and 9.06% of External TLAC on a total exposure basis compared to the required minimum ratio of 7.10%. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA, or if the capital buffers are used and reduced below the required level to make up for our required External TLAC ratio on a risk-weighted assets basis. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors that affect our capital ratios and leverage ratios described above. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.
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
Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2026, the average balance of our foreign interest-earning assets was ¥133,949.4 billion and the average balance of our foreign interest-bearing liabilities was ¥90,054.7 billion, representing 38.7% of our average total interest-earning assets and 29.3% of our average total interest-bearing liabilities during the same period. Due to foreign currency exchange rate fluctuations, we may incur losses attributable to net transaction losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies, net losses on currency derivative instruments entered into for trading purposes, and net losses on translation into Japanese yen of securities accounted for under the fair value option. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. For a discussion on foreign currency translation impacts on our financial statements, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of Change in Exchange Rates on Foreign Currency Translation.”
Credit Risk
We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.

If the economic conditions in Japan or other parts of the world, including emerging countries, or in particular industries, including the real estate industry and the financial industry, to which we have significant credit risk exposure, worsen, or if industrial and trade policies adopted in major markets, climate change, geopolitical conflicts, fluctuations in commodity prices, including those arising from changes in geopolitical conditions, real estate or stock prices or in interest or foreign exchange rates, changes in the competitive environment or other developments adversely affect global or local economic conditions or particular industries or borrowers, our problem loans and credit-related expenses and losses may increase. An increase in problem loans and credit-related expenses and losses would adversely affect our results of operations, weaken our financial condition and erode our capital base.
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
Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations of customers’ creditworthiness and the value of collateral we hold as well as macroeconomic trends. While we closely observe conditions of our individual borrowers and industry and macroeconomic trends, if we need to provide for additional allowance for credit losses, or the value or liquidity of collateral declines, due to deterioration in domestic or global economic conditions, commodity price fluctuations, financial market deterioration or other conditions specific to certain borrowers, we may incur significant credit losses.
Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses.
Our efforts to diversify our portfolio to avoid any concentration of credit risk exposures to particular industries or counterparties may prove insufficient. For example, our credit exposures to the real estate and financial industries are relatively high in comparison to other industries. The credit quality of borrowers in such industries does not necessarily correspond to general economic conditions in Japan or other parts of the world, and adverse developments in the real estate or financial market may disproportionately increase our credit losses.
We may incur further losses as a result of financial difficulties relating to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.
Declining asset quality and other financial problems may exist, arise or worsen at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies, insurance companies, and investment funds and other financial intermediaries. Financial difficulties relating to financial institutions may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy. Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as impaired loans, to financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been around 20% of our total loans as of each year-end in the three fiscal years ended March 31, 2026, with the percentage being 22.3% as of March 31, 2026. We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. In addition, we may be adversely affected because:
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
Our strategic equity investments in Japan, which account for a vast majority of our total domestic marketable equity securities, were approximately ¥3.7 trillion as of March 31, 2026. A decline in stock prices adversely affects the value of our equity portfolio and may also reduce our regulatory capital ratios because unrealized gains and losses on the equity securities we hold are reflected in the calculation of such ratios. Weakening or stagnant economic conditions in Japan, the United States, China, the Eurozone and Asian countries may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. Japanese stock prices may fluctuate significantly and negatively in future periods, as the global economy remains volatile and investors continue to observe the changes in economic, monetary and trade policies mainly in these countries and regions. Concerns over the impact of geopolitical tensions and conflicts in various parts of the world on Japanese companies may also adversely affect stock prices in Japan. In addition, the global trend towards further reduction in risk assets could result in lower stock prices.
Market Risk
Fluctuations in interest rates, foreign currency exchange rates and stock prices could adversely affect the value or the yield of our portfolio.
We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates, foreign currency exchange rates and stock prices in and outside of Japan. As of March 31, 2026, approximately 27.1% of our total assets were financial instruments which we measure at fair value. The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we held as of March 31, 2026 was 8.5% of our total assets. In particular, the Japanese national government and Japanese government agency bonds accounted for 7.2% of our total assets as of March 31, 2026. If market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. If market interest rates rise, on the other hand, we may incur significant losses on sales of, and valuation losses on, our bond portfolio, and our debt funding costs may also increase significantly. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, our net interest income may be adversely affected as banks, including us, generally pay interest on deposits based on short-term interest rates and earn income on loans based on long-term interest rates.
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

Assuming the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2026 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide approximately ¥23.8 billion of additional collateral postings under their derivative contracts. Assuming a two-notch downgrade by the credit rating agencies occurring on the same date, we estimate that the additional collateral postings for the same MUFG group companies under their derivative contracts would have been approximately ¥149.4 billion.
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
Cyber-attacks, unauthorized access and computer viruses are becoming increasingly more sophisticated and more difficult to predict, detect and prevent. For instance, our bank internal financial transaction systems or automatic teller machines may become the target of cyber-attacks for monetary gain and other purposes, and our bank internal information systems have in the past, and may in the future, become the target of confidential information theft. In addition, our websites or customer internet banking systems have in the past, and may in the future, become the target of cyber-attacks for political, geopolitical and other purposes. These cyber threats, including through use of artificial intelligence, or AI, quantum technology, and other emerging or new technologies, as well as our failure to appropriately and timely anticipate and deal with such threats, system and human errors, inability of third-party telecommunications, cloud and other service providers and vendors to maintain required services, vulnerabilities and other issues associated with open-source software, external library and other software supply chains, and changes associated with emerging or new technologies such as AI and quantum technology, or in response to industry, regulatory and other developments, could cause disruptions to, and malfunctions of, information, communications and transaction management systems and result in fraud, including identity theft and bypassing of verification controls, or other misconduct, unauthorized transactions, unintended releases of confidential and proprietary information stored in or transmitted through the systems, interruptions in the operations of our clients, customers, counterparties and service providers, and deterioration in our ability to service our clients and customers. In addition, our banking and other transaction management systems may not meet all applicable business and regulatory requirements in an environment where such requirements are becoming increasingly sophisticated and complicated. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards and some of which we are required to implement in conjunction with upgrades made to interbank or other third-party systems to which our systems are connected, may not be completed as planned due to the complexity and other difficulty relating to such projects or uncertainty and unpredictability surrounding governmental policy-making and regulatory developments relating to AI, quantum technology, digital assets, and other products and services using blockchain and other emerging or new technologies. Moreover, our cybersecurity risk management framework and practices may be found inadequate, particularly in light of expanding regulatory requirements and growing market expectations, including those relating to incident reporting and risks associated with our use of third-party services and systems. These consequences could result in financial losses, including costs and expenses incurred in connection with countermeasures and improvements as well as compensation to affected parties, lead to regulatory actions, diminish our clients’ and customers’ satisfaction with and confidence in us, and harm our reputation in the market, which could in turn adversely affect our business, financial condition and results of operations. Moreover, significant financial, human and other resources may be required to design, implement and enhance measures to manage cyber and information security risks and comply with regulatory requirements.

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
As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of emerging or new technologies, political and geopolitical developments, environmental, social and governance concerns, efforts to combat increasingly sophisticated criminal activity, the increasing importance of ensuring system security, and other concerns enveloping the global financial sector. There is also growing political pressure to demand even greater capital and liquidity requirements and internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.” The laws, regulations and standards that apply to us are often complex and, in many cases, we must make interpretive decisions regarding the application of such laws, regulations and standards to our business activities. Future developments or changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice, interpretations and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. We may be unable to enhance our compliance management programs and systems, which, in some cases, are supported by third-party service providers, as required or planned. Our failure or inability to comply fully with applicable laws and regulations may lead to penalties, fines, public reprimands, damage to our reputation, issuance of business improvement and other administrative orders, enforced suspension of operations, our inability to obtain regulatory approvals for future strategic initiatives or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.
We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-tenth of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥557.5 billion as of March 31, 2026, compared to ¥498.7 billion as of March 31, 2025.
Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of legislative reforms and judicial decisions that were put in place in Japan through 2010, which have negatively affected the domestic consumer lending industry. These legal developments effectively reduced the maximum rate of interest that may be charged on consumer loans from 29.2% per annum to 15 to 20% per annum depending on the amount of loan principal, while leaving interest payments previously made in excess of the reduced maximum permissible interest rate, which is commonly referred to as “gray-zone interest,” generally recoverable. Following these legal developments and other industry developments, Mitsubishi UFJ NICOS revises its estimate of allowance for repayment of excess interest by updating management’s future forecast semi-annually to reflect updated reimbursement claims information and other data. As of March 31, 2024, 2025 and 2026, we had ¥7.1 billion, ¥5.4 billion and ¥11.4 billion of allowance for repayment of excess interest, respectively.
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
We are one of the leading financial institutions in Japan and one of the handful of G-SIBs in the world, and we aim to be the world’s most trusted financial group. Our ability to conduct business is indispensably dependent on the trust and confidence of our customers as well as local and international communities. Our reputation is critical in maintaining our relationships with stakeholders, including customers, investors, regulators, workforce, and the general public. If our reputation is damaged by negative perceptions of us, particularly in the rapidly changing and increasingly diversifying regulatory and market environment in which we operate, it may result in impairment of our corporate brand, loss of our existing or prospective customers or investors, or increased public or regulatory scrutiny, and may adversely affect our business, financial condition, and results of operations.
We are exposed to risks arising from our reliance upon third party vendors and service providers.
We engage in a wide array of financial and other related operations both domestically and internationally, relying on services and systems of external third-party vendors and service providers for our provision of various financial services, development and maintenance of our various systems, and certain other operations, while outsourcing certain operations to third-party vendors and service providers. We expect to become increasingly reliant on third-party vendors and service providers amid the recent rapid advancement of digitalization. Our measures designed to manage risks associated with such vendors and service providers, including through the implementation of measures designed to assess and monitor third party risks in accordance with internal rules adopted for third party risk management, may not effectively prevent or timely remediate all adverse consequences resulting from such risks. Incidents such as cyber-attacks affecting third parties as well as information leakage, unauthorized use of data, failure to comply with laws and regulations, and other misconduct on the part of a third party may result in a loss of confidence in us, our becoming subject to regulatory sanctions, or our incurring additional costs to deal with the consequences of these incidents. Furthermore, our operations may be adversely affected by a failure of a third party’s system or unavailability of or delay in a third party’s services resulting from a natural disaster or other causes.
We are exposed to risks related to the development and use of AI by us and others.
We continue to develop, make available to customers, and use AI for customer service improvement, operations optimization, risk management enhancement and other increasingly broader purposes and in increasingly sophisticated and complex manners. Although we have established and implemented, and continue to enhance, a controls framework and other measures designed to ensure appropriate, reliable and secure use of AI, these measures may not be sufficient to fully mitigate all risks associated with AI. For example, such risks include inaccurate, inappropriate or biased outputs generated through the use of AI, as well as unintended or undetected faulty decision-making or processing resulting from improper use or management of, and other causes associated with, AI. Additionally, data exfiltration or leakage, infringement of rights of others, cyber-attacks and other incidents involving improper use or misuse of AI technologies may occur due to issues associated with training data for, input information into or output information from, AI tools we use, or AI models, systems or services provided by third party vendors. Furthermore, we may become increasingly more reliant on a limited number of third party vendors, cloud infrastructures, or models for our AI tools and, as a result, our business and systems operations may become significantly more vulnerable to disruptions and other problems caused by incidents adversely affecting such vendors, infrastructures and models. In addition, laws, regulations, guidelines, and supervisory expectations relating to AI may continue to develop and evolve in ways that vary and can also be inconsistent within and across jurisdictions. Due to such regulatory uncertainty, we may be unable to timely and adequately respond to changes in the regulatory environment. As a result of any of the foregoing factors, we may be exposed to increased risks related to improper decision-making, data loss and information leakage, infringement of rights of others, system failures, cyber-attacks, reliance on third party vendors, including vendor concentration and irreplaceability, and regulatory changes, which may have a material and adverse impact on our business, financial condition, and operating results.
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
On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2026, we held approximately 23.9% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.
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
On April 1, 2018, we changed Bank of Tokyo-Mitsubishi UFJ’s corporate name to “MUFG Bank, Ltd.”
On August 2, 2019, Mitsubishi UFJ Trust and Banking completed its acquisition of 100% of the shares in each of nine subsidiaries of Colonial First State Group Limited which collectively represent the global asset management business known as Colonial First State Global Asset Management, or CFSGAM, from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary Colonial First State Group Limited. As a result of the acquisition, the nine subsidiaries became our consolidated subsidiaries. In September 2019, CFSGAM was rebranded as First Sentier Investors and, in July 2025, was rebranded as First Sentier Group.
On April 2, 2021, Mitsubishi UFJ NICOS announced a plan to integrate its credit card settlement systems that have been maintained separately for various credit card brands. Specifically, the plan is to integrate the systems used for the DC credit card brand and the NICOS credit card brand into the system used for the MUFG credit card brand. As of December 2025, the integration of the systems for the MUFG credit card brand and the DC credit card brand was completed, and the integration of the system for the NICOS credit card brand is ongoing. The plan has an estimated aggregate budget of approximately ¥140 billion through the end of calendar year 2030. The plan may be modified to flexibly respond to changes in the business environment.
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
Our registered address is 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

B.Business Overview
We are one of the world’s largest and most diversified financial groups with total assets of ¥425.58 trillion as of March 31, 2026. The Group is comprised of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities (through Mitsubishi UFJ Securities Holdings), Mitsubishi UFJ NICOS, Mitsubishi UFJ Asset Management Co., Ltd., and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Act of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. As of March 31, 2026, the Group had the largest overseas network among Japanese banks, consisting of approximately 2,000 business locations in more than 41 countries, domestic and overseas, including Krungsri in Thailand and Bank Danamon in Indonesia. MUFG’s role as the holding company is to strategically manage and coordinate the activities of our business groups. Group-wide strategies are determined by the holding company and executed by our subsidiaries.
Medium-Term Business Plan
Japan faces structural challenges such as a declining birth rate, an aging society and a shrinking population. At the same time, AI and other digital technologies have been rapidly developing and penetrating our daily lives, and the social and economic structures are being transformed through such new technologies and increasingly more sophisticated use of data, while work style and values are becoming more diverse. Our business environment is impacted by these accelerating megatrends and is changing significantly amid the growing fragmentation manifested in heightened geopolitical conflicts as well as changes in monetary policies, economic conditions and financial markets, including inflation and rising Japanese yen interest rates.
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

Fulfilling our Commitment to Empowering a Brighter Future.

Customers
Shareholders and investors
Business partners
MUFG colleagues
Communities and society
Future generations
Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation

Promoting Key Strategies
In order to pursue and achieve growth under the current Medium-term Business Plan, based on the three strategic pillars described above, we have formulated key strategies and identified priority issues under each pillar.
To “Expand & Refine Growth Strategies,” in Japan, we will aim to maximize customer life-time value by strengthening our retail customer base, while enhancing the succession business through a “corporate x wealth management” business model. Overseas, we will strive for higher profitability by evolving our Global Corporate & Investment Banking (GCIB) and Global Markets (GM) integrated business model, and seek to seize opportunities arising from Asia’s economic growth by strengthening our collaboration with subsidiary and partner banks. In addition, we will seek to enhance value provided to customers and strengthen our business foundations through initiatives to contribute to making Japan a leading asset management center and through value chain support in green transformation, while also taking on the challenge of building a new business portfolio for medium- to long-term growth.
To “Drive Social & Environmental Progress,” recognizing that pursuing social value together with economic value is key to enhancing corporate value, we have identified ten priority issues under three areas: “Sustainable society,” “Vibrant society,” and “Resilient society,” and we will seek to promote initiatives to address these issues.
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

B.Drive Social & Environmental Progress

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

C.Accelerate Transformation & Innovation

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

MUFG’s Approach to Sustainability

We believe the following sustainability-related risks and opportunities as matters that could reasonably be expected to affect the prospects of the MUFG Group:
•climate-related risks and opportunities;
•human capital-related opportunities;
•cybersecurity-related risks; and
•business ethics (compliance)-related risks.

Our approach to sustainability is an integrated one through which we seek to incorporate into our business strategy our efforts to contribute to social and environmental progress in compliance with all applicable laws and to the extent we deem appropriate. We seek to address sustainability-related issues by creating business opportunities while carefully managing the associated risks.

We prepare certain sustainability-related disclosures, including the disclosure below, with reference to the sustainability-related disclosure standards developed by the Sustainability Standards Board of Japan, or SSBJ, which, according to the SSBJ, are intended to align with the sustainability disclosure standards developed by the International Sustainability Standards Board.

For information regarding our cybersecurity-related governance and risk management, see “Item 16K. Cybersecurity.” For information regarding our business ethics (compliance)-related governance and risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Compliance,” “Item 16B. Code of Ethics” and “Item 16J. Insider Trading Policies.”

For information on our overall governance framework, see “Item 6. Directors, Senior Management and Employees.” For information on our overall risk management framework, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Governance

(1) Climate

Climate-related matters are primarily managed by the Executive Committee with various management sub-committees under the oversight of the Board of Directors. The Sustainability Committee, which is a sub-committee of the Executive Committee and is chaired by the Chief Sustainability Officer, regularly deliberates and determines policies for addressing climate-related matters, including climate-related risks and opportunities, and monitors our progress on related initiatives. The Sustainability Committee reports to the Executive Committee and, as necessary, also to the Board of Directors.

A global group-wide working-level project team has been established to strategize and monitor implementation of plans and measures designed to manage risks and achieve the targets and goals for climate-related initiatives determined by the Sustainability Committee through internal working groups, each responsible for a specialized area of focus.

(2) Human Capital

Basic policies and key strategies related to human resources are discussed at, and shared as appropriate between, the Human Resources Management Meeting, a sub-group of the Executive Committee in which the Group CEO, the Group Chief Human Resources Officer, and other key management members participate, and the Sustainability Committee under the oversight of the Board of Directors. Each MUFG subsidiary considers specific personnel measures and initiatives under the oversight of the director in charge of human resources at each subsidiary based on the basic policies and key strategies determined at the holding company level in a manner informed by the distinct needs and laws of different jurisdictions.

The progress on each strategy is reported to, and deliberated and evaluated by, the Human Resources Management Meeting, the Sustainability Committee, and the Executive Committee, and shared with each other and with the Board of Directors as appropriate.

Risks & Opportunities

(1) Climate

We have identified the four categories of risk in the table below as climate-related risks that could reasonably be expected to affect the MUFG Group’s prospects.

Risk Type	Risk Category	Description
Transition risk	Credit risk
A negative effect on our corporate customers' business activities and financial positions due to their inability to deal with government policies, regulatory requirements, customer requests, or evolving trends in technological developments.

Transition risk	Operational (legal and regulatory, etc.) risk
Risk of our failing to comply with climate-related regulations related to sustainable finance, sustainability disclosures and other matters, and being subject to administrative actions, including monetary penalties, litigation and other consequences.

Transition risk	Franchise risk
Deterioration of our franchise value resulting from external stakeholders assessing our carbon neutrality plans and initiatives as inappropriate or insufficient. Deterioration of our franchise value, and adverse effects on our human capital management, resulting from our relationships with business partners whose environmental considerations are deemed insufficient or from delays in our own transition.

Physical risk	Credit risk
Direct damage to assets held by our corporate customers due to extreme weather and negative spillover effects on their business activities and financial position through indirect impacts on their supply chains.

We have also identified the following opportunity as a climate-related opportunity that could reasonably be expected to affect the MUFG Group’s prospects.

Opportunity Type	Description
Climate-related business, including finance
Enhancing our understanding of new needs and issues of customers through engagement to support their decarbonization-related activities, and increasing revenue through the provision of solutions, including finance.

Our sustainable finance currently consists of the provision of financing, including loans, equity investments in funds, arrangements of project finance and syndicated loans, underwriting of equities and bonds, and financial advisory service, with reference to relevant external standards, such as the Green Loan Principles, the Green Bond Principles and the Social Bond Principles, to businesses that are considered to contribute to the adaptation to and moderation of adverse climate-related developments, as well as fundamental service businesses, including, but not limited to, those involved in basic infrastructure and essential public services.
(2) Human Capital
With respect to human capital-related opportunities, we view the following four priority considerations in our human capital management as "opportunities" that lead to enhancement of our corporate value: (1) pursuit of professionalism (i.e., securing the necessary quantity and quality of human resources), (2) improvement of engagement (i.e., job satisfaction), (3) building an inclusive culture, and (4) health management (i.e., maintenance and improvement of employees' physical and mental health). Through initiatives to address these considerations, we seek to realize the well-being of employees and strengthen the two pillars of our human capital management, namely, "strengthening business competitiveness" and "fostering a culture of 'challenge and speed.'" Failure to achieve the goals set out for such initiatives may, however, lead to difficulty or inability to enhance our corporate value as we intend. Our human capital management framework may not be sufficient to enable necessary human resources to be recruited, developed, assigned and retained as, when and where appropriate, which, in turn, may adversely affect management’s ability to realize growth and other strategies.
(a) Human Resource Development

We have formulated MUFG Human Resources Principles as our basic approach to realizing human-capital management based on MUFG Way. Our basic philosophy regarding human resource development is “to provide educational opportunities where each employee can enhance his or her insight and ethical standards as well as his or her knowledge and expertise, and to support the self-motivated career development of employees while at the same time developing diverse professional human resources that can embody MUFG Way.” In order to provide value that exceeds the expectations of society and customers, we intend to accelerate our effort to further synchronize business strategies with human capital management and promote the enhancement of skills and expertise of each employee.
(b) Workplace Environment Improvement

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

Risk Management
(1) Climate

In order to strengthen our response to risks arising from climate-related developments, climate-related risk management is currently being integrated into our overall risk management framework with an aim to better enable identification, measurement and reduction of climate-related risks and their potential portfolio, business and financial impact from a comprehensive group-wide perspective. Climate-related risks are reported to, and evaluated and deliberated by, the Risk Management Committee, which is a sub-committee of the Executive Committee and is chaired by the Chief Executive Officer. Climate-related risk evaluation and deliberation by the Risk Management Committee are exchanged, as appropriate, with other relevant committees, including the Sustainability Committee. The Risk Committee, which is a committee of the Board of Directors and is chaired by an independent outside director, also receives reports from these committees and evaluates and deliberates on material climate-related matters. Evaluations and deliberations by these committees are shared with the Board of Directors as appropriate. Our risk management framework is intended to address transition risks as well as physical risks. We employ various risk assessment tools, including, for example, scenario analysis with reference to scenario information made available by intergovernmental or industry groups, and make continuous efforts to improve our risk assessment framework.

For a discussion of our climate-related risks, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Environment—Climate-related risks could have a material adverse impact on us and our clients.”

Credit risk management relating to sustainable finance is currently being integrated into our overall credit risk management framework, where the Credit Committee, which is a sub-committee of the Executive Committee and is chaired by the Chief Risk Officer, deliberates and determines policies for addressing credit risk-related matters and monitors the group-wide credit exposures and credit risk management, and the Credit and Investment Management Committee, which is another sub-committee of the Executive Committee and is chaired by the Chief Executive Officer, is tasked with managing the overall group-wide credit and equity investment portfolios.

(2) Human Capital
We manage human resource risk by defining it as one of the operational risks. Human resource risk includes, among other things, personnel retention risk and employee morale deterioration risk. These risks are reported to, and evaluated and deliberated by, the Risk Committee, the Risk Management Committee, and the Executive Committee, and shared with the Board of Directors as appropriate. Human resource risk evaluation and deliberation by these committees are exchanged, as appropriate, with other relevant committees, including the Sustainability Committee and the Human Resources Management Meeting.

Strategies & Goals

(1) Climate

In May 2021, we announced our intent to achieve net zero greenhouse gas, or GHG, emissions from our operations by the end of the fiscal year ending March 31, 2031 and net zero GHG emissions from our financed portfolio by the end of calendar year 2050. These goals demonstrate our support for the goals of the Paris Agreement on Climate Change, which has been endorsed by the government of Japan, and our recognition of climate-related risks and opportunities as a top strategic priority for the MUFG Group. We seek to contribute to achieving the Paris Agreement target, including through the realization of carbon neutrality by 2050, support a smooth transition to a decarbonized society through our business operations, and contribute to realizing a sustainable society through a virtuous cycle between the environment and the economy. In line with these targets and goals, we currently have in place various transition strategies.

(2) Human Capital

(a) Inclusion

We are working to create a workplace where our employees can make the most of their abilities. For example, recognizing that raising gender representation in managerial, i.e., line manager (jicho or kacho) or higher, positions in Japan is an urgent issue, in line with relevant policies and initiatives of the government and industry groups in Japan, we are working on the development and promotion of female representation in Japan in the medium and long term. For our three major subsidiaries, MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Morgan Stanley Securities Co. Ltd., on a combined basis, we achieved our target as of March 31, 2026 with a result of 26.6% female representation in such positions in Japan, including personnel decisions and transfer instructions finalized on or before March 31, 2026 but implemented thereafter. Under our Medium-term Business Plan, we aim to attain 27.0% for female representation in such positions in Japan on the same basis by the end of the fiscal year ending March 31, 2027.

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

Uncertainties, Risks & Other Important Notes

Our ability to achieve any one or more of the foregoing targets and goals is subject to various uncertainties and risks, which may be beyond our control. If any such uncertainty or risk materializes, we may be unable to achieve our targets and goals. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Environment—Climate-related risks could have a material adverse impact on us and our clients.” and “Item 3.D. Key Information—Risk Factors—Operational Risk—Damage to our reputation could harm our businesses.” Additionally, certain of our disclosures herein are informed by various stakeholder expectations, including third-party sustainability frameworks and are therefore not necessarily material for purposes of our disclosures under federal U.S. securities laws or otherwise.

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
One of the strategic missions of this business group is to expand its touchpoints by optimally mixing the three service channels under the concept of “Real (Face-to-Face) × Remote × Digital” and deliver customer experience that makes its customers think “I’m glad I chose MUFG.” By maximizing customer life-time value (LTV), including through the release of Emut, a new service brand, in June 2025, we aim to further strengthen our retail business.
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

Taking into account recent developments in the market and social environments in Japan, such as heightened geopolitical risks, including the situation in the Middle East, the recent gradual transition to a world with interest rates, the declining birthrate and the aging population, advances in new technology such as generative and agentic AI, as well as the Japanese government's policies to encourage investments in startups and promote asset management, we aim to strengthen our business succession and asset succession solutions in the overlapping areas between the corporate commercial banking business and the wealth management business, in addition to the products and services tailored to each of the corporate segment and the wealth management segment.
Japanese Corporate & Investment Banking Business Group
The Japanese Corporate & Investment Banking Business Group provides a comprehensive suite of services to large Japanese corporate customers pursuing global expansion and corporate value enhancement. Our offerings include lending, fund settlement, and foreign exchange services, as well as integrated investment banking and real estate-related solutions, leveraging the expertise of each group entity.
We seek to enhance profitability through strategic pricing to achieve appropriate returns, while further strengthening balance sheet management in response to changes in the interest rate environment and maintaining financial soundness. We also continue to work on the plan to reduce equity holdings as part of our portfolio risk management.
Our customers are expanding their business domains to address social issues. Through ongoing engagement, we offer to partner with them to develop new industries and business opportunities. In doing so, we aim to originate and provide financing, thereby contributing to the resolution of social issues.
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
Global Corporate & Investment Banking Business Group
The Global Corporate & Investment Banking Business Group covers the corporate, investment and transaction banking businesses of MUFG Bank and its subsidiaries, including the overseas securities companies that were previously subsidiaries of Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, we provide non-Japanese large corporate and financial institution customers with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs. On October 1, 2025, MUFG Bank acquired all of the shares in MUFG Securities EMEA plc, MUFG Securities Asia Limited, and MUFG Securities (Canada), Ltd. previously owned by Mitsubishi UFJ Securities Holdings through a series of internal reorganization transactions, making them MUFG Bank’s wholly owned subsidiaries.
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
Global Commercial Banking Business Group
The Global Commercial Banking Business Group provides a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail customers, small and medium-sized enterprises, and corporate customers across the Asia-Pacific region through our major local commercial banking subsidiaries and affiliates outside of Japan referred to as “Partner Banks.” Our Partner Banks include Krungsri in Thailand, Bank Danamon in Indonesia, VietinBank in Vietnam and Security Bank in the Philippines. Additionally, in India, which is another market of strategic importance to MUFG, we have been strengthening our presence through strategic investments, most recently in Shriram Finance Limited in April 2026, as further described below.
The network among the Partner Banks, together with our strategic presence in India, covers a vast market, spanning five countries with a total population of approximately two billion. The market is expected to expand further in the medium to long term as the GDP growth rates are expected to remain relatively high in these countries with corresponding financial needs. We believe that our network, which combines the global reach of the MUFG Group companies with strong regional presence of the Partner Banks and other overseas affiliates of MUFG, provides us with unique competitive advantages. We aim to further strengthen the network by promoting business collaboration and enhancing governance. In addition, through continuous strategic investments in business areas such as digital financial services, we seek to contribute to financial inclusion in Asia and capture the business opportunities arising from the economic growth of the region.
Bank of Ayudhya Public Company Limited (Krungsri)
Krungsri is a strategic subsidiary of MUFG Bank in Thailand. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations mainly in Thailand through 556 branches (consisting of 515 banking branches, 40 automobile finance business branches and one overseas branch) and other service outlets nationwide. MUFG owns a 76.88% ownership interest in Krungsri through MUFG Bank as of March 31, 2026. By combining Krungsri’s local franchise with competitive presence in the retail and small and medium-sized enterprise banking markets in Thailand with MUFG Bank’s global financial expertise, we seek to offer a wider range of high-value financial products and services to a more diverse and larger customer base.
Krungsri’s consolidated subsidiaries include the largest credit card issuer in Thailand, along with sales finance and personal loan accounts in its portfolio, a major auto finance provider, a fast-growing asset management company and a leading microfinance service provider in Thailand. In addition, in August 2025, Tidlor Holdings Public Company Limited, a leading financial inclusion service provider in Thailand, became a consolidated subsidiary of Krungsri when Krungsri became a 46.51% shareholder with certain shareholder rights. This acquisition aligns with Krungsri’s growth strategy to expand its reach among retail and SME customers and provide an improved customer experience.
PT Bank Danamon Indonesia, Tbk. (Bank Danamon)
Bank Danamon is a strategic subsidiary of MUFG Bank in Indonesia. Bank Danamon provides a comprehensive range of banking and other financial products and services to retail consumers, small and medium-sized enterprises, and large corporations in Indonesia. It operates an extensive distribution network spread out from Aceh to Papua, with more than 1238 branches and service outlets.

Bank Danamon also provides financing for automotive and consumer goods through PT Adira Dinamika Multi Finance Tbk (ADMF), a subsidiary of Bank Danamon. In March 2024, MUFG acquired an 80.6% ownership interest in PT Mandala Multifinance Tbk (MFIN), a multi-finance company in Indonesia, and subsequently increased its ownership interest to 99.3% in August 2024. Following these acquisitions, MUFG merged MFIN into ADMF in October 2025 to deepen the synergies of the acquisitions and enhance innovation and competitiveness by expanding the scale of business, thereby strengthening ADMF’s competitive position and presence in the local market.
MUFG made an initial investment in December 2017 and owns a 92.47% ownership interest in Bank Danamon through MUFG Bank as of March 31, 2026. This investment in Bank Danamon represents a milestone for our growth strategy in Indonesia and Southeast Asia. We aim to offer a unique and unparalleled retail and small and medium-sized enterprise banking business model based on the established local networks of our Partner Banks and MUFG’s global network to provide holistic financial services to a wider range of customers.
In May 2026, Bank Danamon and MUFG Bank agreed to enter into a memorandum of understanding to explore a potential integration of Bank Danamon and the Jakarta branch of MUFG Bank. The integration, if successfully implemented, is expected to combine the strengths, expertise, and network of both entities to offer financial solutions to a wider spectrum of customers and contribute to the growth of Indonesia’s financial services industry and the Indonesian economy. At this stage, Bank Danamon and MUFG Bank have agreed to commence preparatory work with a view toward entering into a binding agreement at a later date. The integration is expected to take effect within calendar year 2027, while the integration remains subject to further work by Bank Danamon and MUFG Bank as well as approvals from relevant regulatory authorities and Danamon’s shareholders.
Other Activities in Southeast Asia
In addition to Krungsri and Bank Danamon, we have strategic business and capital alliances with other banks, including VietinBank in Vietnam and Security Bank in the Philippines, as our Partner Banks.
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
We have been strategically expanding our operations in Southeast Asia with an effort to further develop our businesses abroad in cooperation with our Partner Banks. Also, as part of our strategic investments to capture growth opportunities in the digital finance area, we have completed multiple investments in fintech companies, including Silvrr Technology Co., Ltd. (known as “Akulaku”) in Indonesia, Ascend Money Company Limited in Thailand, and Globe Fintech Innovations, Inc. in the Philippines, with an aim to not only contribute to the economic growth of Asia, but also to create a world where more people can access financial services.
Strategic Investment in India — Shriram Finance Limited
In April 2026, we acquired 20% of the equity shares, on a fully diluted basis, in Shriram Finance Limited, a non-banking financial company (NBFC) in India. Shriram Finance primarily provides loans for the purchase of and working capital for used commercial and passenger vehicles to micro, small and medium enterprises (MSMEs) and individual business owners in the transportation industry. This investment follows our investment in DMI Finance Private Limited, a non-banking provider of digital financial services in India, in April 2023. We recognize India, which is expected to economically grow further in the future and become the world's third largest GDP by 2030, as another strategically important market alongside Southeast Asia. The investment in Shriram Finance represents an important step that underscores our long-term commitment to the Indian market and is expected to contribute to India’s sustainable economic growth and the advancement of financial inclusion. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Investment in Shriram Finance Ltd. through a Preferential Allotment of Shares.” We consider Asian markets outside Japan as our second major market and, through strategic acquisitions and investments across these markets, we aim to further strengthen and enhance our business platform and will continue striving to contribute to the economic growth of the region.
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
Global Strategic Alliance with Morgan Stanley
As of March 31, 2026, we held approximately 377 million shares of Morgan Stanley’s common stock representing approximately 23.9% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.
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
•Other internet-based banking and securities institutions: Rakuten group, SBI group, NTT group and PayPay Corporation; and
•Asset management companies.
Foreign
In foreign markets, we face competition from local and global commercial banks, money center banks, regional banks, thrift institutions, asset management companies, investment advisory companies, credit unions, fintech companies, non-bank lending and credit institutions and other similar financial institutions.
The Japanese Financial System
Japanese financial institutions may be categorized into three types:
•the central bank, namely the Bank of Japan;
•private banking institutions; and
•government financial institutions.
The Bank of Japan
The Bank of Japan’s role is to maintain price stability and the stability of the financial system to ensure a solid foundation for sound economic development.
Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the FSA available as of May 26, 2026):
•ordinary banks (118 ordinary banks and 57 foreign commercial banks with ordinary banking operations); and
•trust banks (13 trust banks, including two Japanese subsidiaries of foreign financial institutions).
Ordinary banks in turn are classified as city banks, of which there are four, including MUFG Bank, and regional banks, of which there are 95, and other banks, of which there are 19. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.
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
Among them are the following:
•The Development Bank of Japan, which was established for the purpose of contributing to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries, and which was reorganized as a joint stock company in October 2008 as part of its ongoing privatization process, with the government being required by law to continue to hold 50% or more of the shares in the bank until the completion of certain specified investment operations, which the bank is required to endeavor to achieve by March 2031, and more than one-third for an unspecified period thereafter;
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
•Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, and which was reorganized as an incorporated administrative agency and started to specialize in securitization of housing loans in April 2007; and
•The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. In November 2015, approximately 11% of the outstanding shares of each of Japan Post Bank, Japan Post Insurance and Japan Post Holdings were sold to the public, and these companies are currently listed on the Tokyo Stock Exchange. As of March 31, 2026, Japan Post Holdings held 49.90% of the outstanding shares of Japan Post Bank (excluding the treasury shares owned by Japan Post Bank). In June 2025, Japan Post Holdings reduced its shareholding ratio to less than 50% by contributing a part of its shareholding to a share disposal trust. Having notified the Japanese authority of the contribution, Japan Post Bank is no longer required to obtain authorization from the Japanese authority before entering into new businesses. As of March 31, 2026, Japan Post Holdings held 49.75% of the outstanding shares of Japan Post Insurance (excluding the treasury shares owned by Japan Post Insurance).
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
In order to qualify as Tier 1 or Tier 2 capital under Basel III, applicable instruments such as preferred shares and subordinated debt must have a clause in their terms and conditions that requires them to be written off or forced to be converted into common stock upon the occurrence of certain trigger events.
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
The approval granted to us by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments expired on March 30, 2023.
The Financial Stability Board identified us as a global systemically important bank, or G-SIB, in its most recent annual report published in November 2025, and is expected to update the list of G-SIB annually. In December 2015, the FSA also designated us as a G-SIB as well as a domestic systemically important bank generally referred to as a “D-SIB.”
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements as of March 31, 2026 consist of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.18% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio.
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
Leverage ratio. Japanese banks and bank holding companies with international operations, including us, are required to maintain a minimum leverage ratio and disclose their leverage ratios calculated in accordance with the methodology prescribed in the FSA guidelines that have been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidelines. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include the revisions to the measurement of the leverage ratio and a 3.00% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. In Japan, the FSA adopted a minimum leverage ratio requirement effective March 31, 2019. Since April 1, 2024, the applicable minimum leverage ratio requirement, including the applicable minimum leverage ratio buffer requirement, has been 3.95% consisting of the minimum requirement of 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge which, as applied to us, equals 0.75%, plus 0.05%. From June 30, 2020 to March 31, 2024, deposits with the Bank of Japan were temporarily excluded from the calculation of the leverage ratio, and currently remain excluded from the leverage exposure for the purpose of the calculation of the leverage ratio in light of exceptional macroeconomic conditions and other circumstances.
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
The TLAC standard which was set forth in the regulatory notices and related materials for the implementation of the Financial Stability Board’s TLAC standard in Japan published by the FSA in March 2019 and which became fully applicable to (i) G-SIBs in Japan on March 31, 2022, and (ii) a domestic systemically important bank designated by the FSA, or D-SIB, in Japan deemed to be in particular need for a cross-border resolution arrangement and of particular systemic significance to the Japanese financial system if it fails (such G-SIBs and D-SIB, collectively, “Covered SIBs”) on March 31, 2024, respectively, or the Japanese TLAC Standard, requires entities designated by the FSA as Domestic Resolution Entities for Covered SIBs to meet certain minimum external total loss-absorbing capacity, or External TLAC, requirements. The Japanese TLAC Standard and the Financial Stability Board’s TLAC standard also require the Domestic Resolution Entities to cause any of their material subsidiaries in Japan designated as systemically important by the FSA and its subsidiaries, as a material sub-group, or their foreign subsidiaries and their subsidiaries subject to TLAC or similar requirements in the relevant jurisdictions to maintain certain minimum level of capital and debt having internal total loss-absorbing and recapitalization capacity, or Internal TLAC.
In the Japanese TLAC Standard, the FSA has designated the relevant ultimate holding companies in Japan as Domestic Resolution Entities for the Covered SIBs and, in our case, MUFG as the Domestic Resolution Entity for our Group, making MUFG subject to the External TLAC requirements in Japan. The FSA has also designated MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities as MUFG’s material subsidiaries in Japan, which, together with their respective subsidiaries, as material sub-groups, are subject to the Internal TLAC requirements applicable to MUFG.
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
The Japanese TLAC Standard requires a Japanese G-SIB, such as us, to issue and maintain External TLAC debt in an amount not less than 18% of its consolidated risk-weighted assets and 7.10% of the applicable Basel III leverage ratio denominator. In addition, under the Japanese TLAC Standard, Japanese G-SIBs are allowed to count as External TLAC the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets.
Deposits with the Bank of Japan were temporarily excluded from the calculation of External TLAC ratio and Internal TLAC amounts on a total exposure basis (also referred to as a leverage exposure basis) as well as the leverage ratio from June 30, 2020 until March 31, 2024, and currently remain excluded from the calculation in light of exceptional macroeconomic conditions and other circumstances.
Under the Japanese TLAC Standard, the FSA may order the Domestic Resolution Entity of a Covered SIB to submit a report outlining an improvement plan if the External TLAC ratio of the Domestic Resolution Entity or the Internal TLAC of its material sub-groups in Japan falls below the minimum requirements. If the FSA further deems it necessary to ensure improvement, the FSA may issue a business improvement order to such Domestic Resolution Entity.
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
Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million of principal amount, together with any interest accrued on such principal amount, per customer within one bank. The ¥10 million maximum applies to all deposits except for non-interest-bearing deposits, which are non-interest-bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. From April 1, 2025 until March 31, 2026, the Deposit Insurance Corporation charged an insurance premium equal to 0.022% per year on the deposits in the settlement accounts, and a premium equal to 0.014% per year on the deposits in other accounts, and as of April 1, 2026, they are decreased to 0.018% per year and 0.011% per year, respectively.
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
Recovery and resolution plan. In November 2025, the Financial Stability Board published the latest list of G-SIBs, which includes us. The list is annually updated by the Financial Stability Board. A recovery and resolution plan must be put in place for each G-SIB, and the plans must be regularly reviewed and updated. In Japan, under the Banking Act and the Comprehensive Guidelines for Supervision of Major Banks, etc., financial institutions identified as G-SIBs must, as part of their crisis management, prepare and submit a recovery plan, including triggers for the recovery plan and an analysis of recovery options, to the FSA. The Comprehensive Guidelines also provide that resolution plans for such financial institutions are prepared by the FSA. We have submitted our most recent recovery plan to the FSA in a timely manner.
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
Net Stable Funding Ratio. Japanese banks and bank holding companies with international operations conducted through foreign offices are also required to maintain a minimum NSFR and disclose their NSFRs calculated in accordance with the methodology prescribed in the FSA guidelines that have been adopted to implement the relevant Basel III standard. The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. In Japan, the FSA promulgated its NSFR guidelines on March 31, 2021, and the NSFR requirements have been applicable since September 30, 2021, requiring a minimum NSFR of 100%. Once a bank or bank holding company fails to meet the minimum NSFR of 100%, it is required to immediately report such failure to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order.
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
Amendments to the Enforcement Ordinance of the Act introduced requirements relating to online KYC processes in November 2018 and strengthened the requirements for KYC processes for customers residing in remote areas in April 2020. Recent amendments to the ordinance will render certain KYC processes currently permitted under the ordinance no longer permissible in and after April 2027 to reduce risks such as impersonation through forgery or alteration of identity verification documents.

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
Act on the Promotion of Ensuring National Security through Integrated Implementation of Economic Measures. Specified essential infrastructure service providers designated by the competent regulator are required to submit to the competent regulator a plan for review before they introduce specified critical facilities or outsource certain critical maintenance, management or control of specified critical facilities to third parties. Based on its review, the regulator may issue a recommendation or order to take necessary measures. MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities, Mitsubishi UFJ NICOS and The Master Trust Bank of Japan, Ltd. were designated as specified essential infrastructure service providers by the FSA as of April 30, 2026.
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
Act on Special Provisions of the Income Tax Act, the Corporation Tax Act and the Local Tax Act Incidental to Enforcement of Tax Treaties. Pursuant to the Amendments to the Act on Special Provisions of the Income Tax Act, the Corporation Tax Act and the Local Tax Act Incidental to Enforcement of Tax Treaties, which became effective in January 2017, financial institutions are required to collect certain information from their accountholders, including jurisdictions of tax residence, and report such information to the National Tax Agency in accordance with the Common Reporting Standard as developed by the Organization for Economic Co-operation and Development. Furthermore, amendments to the Act, which became effective on January 1, 2026, require certain financial institutions to collect certain information from their non-resident accountholders who conduct crypto-asset transactions, and report such information to the National Tax Agency in accordance with the Crypto-Asset Reporting Framework as developed by the Organization for Economic Co-operation and Development.
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
In October 2008, we, MUFG Bank, Mitsubishi UFJ Trust and Banking and MUFG Americas Holdings initially attained financial holding company status. MUFG and MUFG Bank continue to operate as financial holding companies in the United States. A financial holding company is authorized to engage in an expanded list of activities deemed to be financial in nature or incidental to such financial activity as well as certain specified non-banking activities deemed to be closely related to banking. In order to maintain the status of financial holding company, a bank holding company must continue to meet certain standards established by the FRB that exceed those required of bank holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in regulations of the FRB. Failure to meet these standards, due to inadequate capital or managerial shortcomings in its operations, results in restrictions on the ability of a financial holding company to engage in expanded activities, including making acquisitions. In addition, a financial holding company must ensure that each of its U.S. branches and agencies obtain an examination rating of "Satisfactory" and that its insured banking subsidiaries meet certain minimum standards under the Community Reinvestment Act of 1977.
U.S. branches and agencies of subsidiary Japanese banks. Under the authority of the IBA, our banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, operate five branches, two agencies, and a total of 16 Loan Production Offices (“LPOs”) and offices combining an LPO and a Deposit Production Office (“DPO”). MUFG Bank operates a branch in each of Los Angeles, California; and Chicago, Illinois; two branches in New York, New York; an agency in each of Houston and Dallas, Texas; and LPOs or LPO-DPO combined offices licensed by the Office of the Comptroller of the Currency (the “OCC”) in Tampa, Florida; Washington, D.C.; Tempe, Arizona; Menlo Park, Redwood City, Walnut Creek, San Diego, Century City, and San Francisco, California; Danbury, Connecticut; Atlanta, Georgia; Covington, Kentucky; Boston, Massachusetts; Jersey City, New Jersey; Irving, Texas; and Seattle, Washington. Mitsubishi UFJ Trust and Banking operates a branch in New York, New York.
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
U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the OCC, which is the federal regulator of U.S. national banks. The OCC is an independent bureau of the U.S. Department of the Treasury. Effective November 7, 2017, all of the branches and agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking in the United States converted from state-licensed branches and agencies to federally-licensed branches and agencies supervised and regulated by the OCC. As of December 31, 2025, all of MUFG Bank’s representative offices in the United States have been converted from state-

licensed representative offices to LPOs or offices combining an LPO and a DPO. The OCC is the licensing authority and primary federal supervisor of MUFG Bank’s LPOs and DPOs, which the OCC views as extensions of MUFG Bank’s U.S. branches. MUFG Bank’s LPOs and DPOs continue to be deemed by the FRB to be representative offices that are subject to applicable FRB regulations, including Regulation K.
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
Bank capital requirements, including U.S. requirements, and capital distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking, as foreign banking organizations that have U.S. branches and agencies and are controlled by us, are subject to the FRB’s requirements that they be “well-capitalized” under Japanese risk-based capital standards. MUFG Bank and Mitsubishi UFJ Trust and Banking are all “well capitalized,” and otherwise comply with, all applicable U.S. regulatory capital requirements. Since MUFG Americas Holdings has ceased to be a U.S. Intermediate Holding Company (“IHC”), as further discussed below, U.S. capital adequacy as currently applicable to MUFG Americas Holdings is measured at the MUFG parent company level. MUFG Americas Holdings complies with capital adequacy standards applicable on a consolidated group basis under rules established by MUFG’s home country supervisor.
Other regulated U.S. subsidiaries. Our non-bank subsidiaries that engage in securities-related activities in the United States are regulated by appropriate functional regulators, such as the SEC, any self-regulatory organizations of which they are members, and the appropriate state regulatory agencies. These non-bank subsidiaries are required to meet separate minimum capital standards as imposed by those regulatory authorities. On January 15, 2026, our registered broker-dealer subsidiary, MUFG Securities Americas, Inc. (“MUSA”), was designated a Primary Dealer by the Federal Reserve Bank of New York (the “New York Fed”). In this capacity, MUSA will act as a trading counterparty with the New York Fed, participating in open market operations, supporting U.S. Treasury securities at auctions, and providing market intelligence and analysis to the Open Market Trading Desk at the New York Fed.
Anti-Money Laundering Initiatives, the Bank Secrecy Act, and the USA PATRIOT Act. A major focus of U.S. governmental policy relating to financial institutions in recent years has been, and continues to be, aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 and the Anti-Money Laundering Act of 2020, as incorporated into the Bank Secrecy Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties, and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures, and controls to detect, prevent and report potential money laundering and terrorist financing, including the collection of beneficial ownership information for financial institution clients. The bank regulatory agencies carefully scrutinize the adequacy and effectiveness of an institution’s compliance with these regulations and, as a result, there have been various regulatory enforcement actions. A financial institution’s failure to maintain and implement adequate policies, procedures, and controls to prevent and detect money laundering and terrorist financing could have serious adverse consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of its operations and the imposition of fines and other monetary penalties.
Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act, or the FCPA, prohibits U.S. securities issuers, U.S. domestic entities, and parties doing substantial business within the United States (including their shareholders, directors, agents, officers, and employees) from giving, offering, or promising anything of value to foreign public officials in order to obtain or retain any business advantage. The FCPA also requires U.S. securities issuers to maintain adequate books and records in such a way that they fairly reflect all transactions and dispositions of assets. Enforcement efforts have targeted a wide range of U.S. and foreign-based entities and have been based on a broad variety of alleged fact patterns, and in a number of cases have resulted in the imposition of substantial criminal and civil penalties or in agreed payments in settlement of alleged violations. Failure to maintain adequate anti-bribery policies, procedures, internal controls, and books and records globally could have serious adverse consequences for the institution, including the incurrence of expenses to enhance the relevant programs, as well as the imposition of civil and criminal penalties.
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

Among the components of the Dodd-Frank Act that have impacted or may impact our operations are the provisions relating to enhanced prudential standards ("EPS"), including capital, liquidity, risk management, and structural requirements, the “Volcker Rule,” derivatives regulations, resolution plans, and incentive-based compensation. Based on information currently available to us, other than the Volcker Rule and derivatives regulations as discussed below, the impact of these components is expected to be mainly limited to our U.S. operations and not to be material to us on a consolidated basis. We monitor developments that relate to the Dodd-Frank Act and the potential impact of its implementing regulations on our activities inside and outside of the United States.
With respect to the Dodd-Frank Act provisions related to EPS, in February 2014 the FRB issued final rules that established EPS ("EPS Rules") for the U.S. operations of foreign banking organizations such as MUFG. The EPS Rules required foreign banking organizations with average U.S. non-branch assets of $50 billion or more to establish a U.S. IHC or designate an existing subsidiary as its U.S. IHC, and to organize all of its U.S. bank and non-bank subsidiaries, with certain limited exceptions, under the IHC subject to U.S. capital requirements and other EPS comparable to those applicable to top-tier U.S. bank holding companies of the same asset size.
Effective July 1, 2016, as required by the EPS Rules, we designated MUFG Americas Holdings, which was our bank holding company, to be also our IHC. After the sale of MUFG Union Bank, MUFG Americas Holdings’ consolidated assets have remained under $50 billion, and MUFG Americas Holdings ceased being an IHC on November 21, 2023, although it remains our top-tier U.S. subsidiary.
Under the EPS Rules, our combined U.S. operations, or CUSO, including MUFG Bank’s branches, agencies, and other offices, Mitsubishi UFJ Trust and Banking’s New York Branch, and all of MUFG’s U.S. subsidiaries, are subject to certain requirements, including liquidity, risk management, regulatory reporting, and single counterparty credit limits, as further noted below.
On October 10, 2019, the FRB issued (1) by itself, a final rule that establishes a tailored framework for application of EPS to U.S. and foreign banking organizations (the “FRB Tailoring Rule”) and (2) jointly with the OCC and the Federal Deposit Insurance Corporation (“FDIC”), a second final rule that modifies the application of capital and liquidity requirements to the operations of U.S. banking organizations and the U.S. operations of foreign banking organizations based on the framework established by the FRB Tailoring Rule (together, the rules are hereinafter referred to as the “Tailoring Rules”). The Tailoring Rules became effective on December 31, 2019.
The Tailoring Rules established a framework to tailor the applicability of certain EPS requirements, including liquidity stress testing and management, capital planning and stress testing, single counterparty credit limits requirements, and related regulatory reporting by categorizing all foreign banking organizations with $100 billion or more in combined U.S. assets into one of four categories, while other U.S. and non-U.S. firms with total assets under $100 and above $50 billion were subject to a significantly reduced level of EPS requirements. This categorization framework was based on the calculation of aggregate U.S. assets and four other risk-based indicators, including weighted short-term wholesale funding, cross-jurisdictional activity, nonbank assets, and off-balance sheet exposure.
Under the framework of the Tailoring Rules, MUFG’s CUSO has been classified as Category II, subject to the most stringent forms of liquidity stress testing and risk management requirements other than those applicable to U.S. G-SIBs. After exiting IHC status, MUFG Americas Holdings ceased to be subject to the categorization framework and EPS requirements on a stand-alone basis.
The Tailoring Rules did not alter the risk management requirements previously applicable to MUFG’s CUSO under EPS. Thus, our CUSO continues to be subject to the oversight of the U.S. Risk Committee, the composition and role of which are further discussed in “Item 6.C. Directors, Senior Management and Employees—Board Practices.” Our Chief Risk Officer for the Americas, as also mandated under EPS, is responsible for implementing and maintaining the CUSO’s risk management framework and practices, including its liquidity management standards. The Chief Risk Officer for the Americas is located in the United States, and reports directly to the U.S. Risk Committee, a committee of the MUFG Board of Directors.
The Volcker Rule was issued in final form by the FRB, OCC, FDIC, SEC, and the U.S. Commodity Futures Trading Commission (“CFTC”) originally in December 2013, and substantive portions were subsequently amended in November 2019 and July 2020. The Volcker Rule restricts the ability of banking entities to conduct certain proprietary trading activities, which means trading in securities and other financial instruments, such as derivatives, for their own account, subject to certain exceptions, including market-making, risk-mitigating hedging, and underwriting, unless such activities are conducted within a rigorous compliance framework. The Volcker Rule also restricts banking entities from engaging in certain activities regarding hedge funds and private equity funds known as covered funds, subject to certain exceptions. The Volcker Rule excludes restrictions on such activities if they are conducted solely outside of the United States. The Volcker Rule requires banking entities to implement policies, procedures, and quantitative metrics reporting that are reasonably designed to ensure and monitor compliance with the restrictions under the Volcker Rule. Our proprietary trading and covered funds activities are generally executed outside of the United States, but certain activities are conducted within the United States, and, therefore, we have undertaken steps that we believe are appropriate to bring our activities and investments into compliance with the Volcker Rule. Given its complexity, the Volcker Rule may be subject to further rule-making and regulatory interpretation in the future.

U.S. regulators continue to issue final regulations and regulatory determinations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. To date, MUFG Bank and MUFG Securities EMEA plc have registered as swap dealers with the CFTC. In addition, MUFG Securities EMEA plc is also registered with the SEC as a securities-based swap dealer. Depending on the finalization of regulations and regulatory determinations governing swaps and derivatives markets under the Dodd-Frank Act, as well as the activities of our other subsidiaries located inside and outside of the United States, our other subsidiaries may have to register as swap dealers with, or be subject to the regulations of, the CFTC and/or SEC. Regulation of swap dealers by the CFTC and security-based swap dealers by the SEC imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution, and other regulatory requirements on our operations, which may adversely impact our derivatives businesses and make us less competitive than those competitors that are not subject to the same regulations. On July 23, 2020, the CFTC voted to approve final rules that modify and codify the cross-border application of certain of its Title VII swap rules to both U.S. and non-U.S. registered swap dealers. Similarly, the SEC has adopted a package of rule amendments, guidance, and a related order designed to expand and clarify the framework for regulating cross-border security-based swaps, including single-name credit default swaps. We have implemented measures designed to comply with the relevant rules and regulations by the prescribed compliance dates while continuing to consider the effects of other proposed rules and final regulatory changes.
On June 14, 2018, the FRB approved a final rule regarding single counterparty credit limits, or SCCL, for large banking organizations. The SCCL final rule was considered the last major piece of regulatory action needed to implement Section 165(e) of the Dodd-Frank Act. Section 165(e) was a response to the concern that failure or financial distress of one large, interconnected financial institution could cascade through the U.S. financial system and impair the financial condition of that firm’s counterparties, including other large, interconnected firms. Section 165(e) generally, and the SCCL final rule specifically, seek to mitigate this risk by limiting the aggregate exposure among such financial institutions and their counterparties. In July 2021, MUFG’s CUSO began complying with its CUSO-level requirements by certifying as to home-country compliance with Basel Committee standards in lieu of complying with the final U.S. SCCL rule.
On October 10, 2019, the FRB issued jointly with the FDIC a final rule amending their prior joint rule implementing the resolution planning requirements of Section 165(d) of the Dodd-Frank Act. Resolution plans, also known as living wills, describe a firm’s strategy for orderly resolution under appropriate insolvency regimes. Such resolution would be caused by a material financial distress or failure of the firm. As informed by the framework set forth under the FRB Tailoring Rule, the resolution plan final rule tailors the resolution planning requirements for firms that do not pose the same systemic risk as the largest institutions. The classification of MUFG’s CUSO as a triennial full filer applies to large foreign and U.S. banks classified within Category II and Category III of the FRB Tailoring Rule, and is subject to alternating submissions of full and targeted resolution plans.
On July 30, 2024, the FRB and FDIC issued final guidance to enhance resolution planning at large U.S. and non-U.S. banking organizations with more than $250 billion in total assets, which are classified as triennial full filers. Under this guidance, the submission date for the full resolution plan required of triennial filers was extended to October 1, 2025, on which date, MUFG filed a plan that continued to adopt a multiple point of entry resolution strategy ("MPOE") for its U.S. operations, as done in prior filings. The final guidance confirms that the subsequent filing date of a targeted plan for triennial filers like MUFG is July 1, 2028, and future plan submissions will be due every three years thereafter, alternating between full and targeted resolution plans.
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
Foreign Account Tax Compliance Act. The Hiring Incentives to Restore Employment Act was enacted in March 2010 and contains provisions commonly referred to as the Foreign Account Tax Compliance Act, or FATCA. The U.S. Treasury, acting through the Internal Revenue Service, or the IRS, issued final FATCA regulations in January 2013, which have been updated along with related guidance issued since February 2014. FATCA created a new reporting and withholding regime for U.S. withholding agents and foreign financial institutions, or FFIs, and certain non-financial foreign entities, or NFFEs.
In addition, the FATCA framework has been augmented with the introduction of Intergovernmental Agreements, or IGAs, between the U.S. Treasury and various foreign governments, which are intended to support intergovernmental cooperation to facilitate the implementation of FATCA. The United States has entered into various IGAs with non-U.S. jurisdictions including Japan, some of which became effective as of July 1, 2014.
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

However, FATCA compliance has required us to develop extensive systems capabilities and internal processes to identify and report U.S. account holders who are subject to FATCA requirements, which has been a complex and costly process requiring significant internal resources. If our procedures and processes are determined not to comply with the requirements of FATCA, we could potentially be subject to serious adverse consequences, including the imposition of withholding taxes on certain amounts payable to us from U.S. sources, and could be required to expend additional resources to enhance our systems, procedures and processes and take other measures in response to such consequences.

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
During the fiscal year ended March 31, 2026, our non-U.S. subsidiary, MUFG Bank, engaged in certain limited business activities with entities in, or affiliated with, Iran, including counterparties owned or controlled by the Iranian government. Specifically, our non-U.S. banking subsidiary, MUFG Bank, has previously issued guarantees outstanding mainly in connection with prior petroleum-related transactions with Iran by its customers that were permissible under applicable sanctions regulations. These transactions did not involve U.S. dollars or clearing services of U.S. banks for the settlement of payments. For the fiscal year ended March 31, 2026, the aggregate fee income relating to these transactions was less than ¥5 million, representing less than 0.0005 percent of our total fee income. In addition, some Iranian financial institutions and other entities in, or affiliated with, Iran maintained non-U.S. dollar correspondent accounts and other similar settlement accounts with MUFG Bank outside the United States. In addition to such accounts, MUFG Bank received deposits in Japan from, and provided settlement services in Japan to, fewer than 10 Iranian government-related entities, and MUFG Bank and a non-U.S. affiliate of MUFG provided credit and/or settlement services to fewer than 100 Iranian government-related individuals including Iranian diplomats. MUFG Bank also maintains settlement accounts outside the United States for certain other entities specified in Executive Order 13224, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2026, the average aggregate balance of deposits held in these accounts represented less than 0.05 percent of the average balance of our total deposits. The interest and fee income from the transactions attributable to these account holders was less than ¥50 million, representing less than 0.001 percent of our total interest and fee income.
We recognize that following the withdrawal in May 2018 by the United States from the Joint Comprehensive Plan of Action, the United States has imposed secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. We have taken this into account and will continue to monitor transactions relating to Iran in order to comply with applicable U.S. and Japanese regulations as well as U.S., Japanese and other international sanctions.

C.Organizational Structure

Set forth below is a list of our principal consolidated subsidiaries as of March 31, 2026

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
MUFG Bank, Ltd.	Japan	100.00%	100.00%
WealthNavi Inc.	Japan	100.00%	100.00%
Mitsubishi UFJ eSmart Securities Co,. Ltd.	Japan	100.00%	100.00%
Kanmu, Inc.	Japan	82.07%	73.10%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Japan Shareholder Services Ltd.	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
Mitsubishi UFJ Real Estate Asset Management Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Alternative Investments Co., Ltd.	Japan	100.00%	100.00%
Human Resources Governance Leaders Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	100.00%	100.00%
Japan Digital Design, Inc	Japan	94.19%	94.19%
MUFG Innovation Partners Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	100.00%	100.00%
MUFG Securities (Canada), Ltd.	Canada	100.00%	100.00%
MUFG Americas Holdings Corporation	USA	100.00%	100.00%
MUFG Securities EMEA plc	UK	100.00%	100.00%
Bank of Ayudhya Public Company Limited	Thailand	76.88%	76.88%
PT Bank Danamon Indonesia Tbk	Indonesia	92.47%	92.47%
PT Adira Dinamika Multi Finance Tbk	Indonesia	94.17%	93.41%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg	100.00%	100.00%
MUFG Lux Management Company S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Asset Management (UK) Ltd.	UK	100.00%	100.00%
MUFG Investor Services Holdings Limited	Bermuda	100.00%	100.00%
First Sentier Group Limited	Australia	100.00%	100.00%
MUFG Pension & Market Services Holdings Pty Limited	Australia	100.00%	100.00%

D.Property, Plant and Equipment

	As of March 31,
	2025	2026
	(in millions)
Land	¥406,470	¥512,220
Buildings	794,868	848,904
Equipment and furniture	561,926	595,226
Leasehold improvements	284,171	306,522
Construction in progress	34,007	46,896
Total	2,081,442	2,309,768
Less accumulated depreciation	1,161,588	1,224,911
Premises and equipment—net	¥919,854	¥1,084,857

Our registered address is 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8330, Japan. As of March 31, 2026, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.
We decided to build a new MUFG headquarters building at the location where the MUFG and MUFG Bank head office building stood previously. In conjunction with the construction of the new building, the head offices for MUFG and MUFG Bank have been temporarily relocated from 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo. The construction of the headquarters building is scheduled to be completed in October 2030, with a total planned investment of ¥209 billion, subject to adjustments due to changes in relevant circumstances. Through March 31, 2026, an aggregate of ¥4.6 billion was invested in the construction project.
The following table presents the book values of our material offices and other properties as of March 31, 2026:

Book Value
(in millions)
Owned land	¥512,220
Owned buildings	¥273,768
The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.
During the fiscal year ended March 31, 2026, premises and equipment increased, primarily reflecting the consolidation of newly established special purpose entities, such as real estate trusts, which hold these properties.

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
Since the beginning of the fiscal year ended March 31, 2025, we have changed Krungsri’s fiscal year end from December 31 to March 31 for the purposes of consolidating Krungsri into MUFG’s financial statements. Adjustments have retrospectively been reflected in our consolidated financial statements as of and for the fiscal year ended March 31, 2024. See Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
You should read the summary of financial data set forth below in conjunction with the remainder of this Item 5, “Selected Statistical Data” and our consolidated financial statements and related notes and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

	2024	2025	2026
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥7,157,320	¥8,265,574	¥8,613,865
Interest expense	4,532,397	5,177,377	4,929,611
Net interest income	2,624,923	3,088,197	3,684,254
Provision for credit losses	258,795	121,790	226,112
Net interest income after provision for credit losses	2,366,128	2,966,407	3,458,142
Non-interest income	2,875,384	2,570,535	3,253,399
Non-interest expense	3,363,286	3,741,366	4,202,046
Income before income tax expense	1,878,226	1,795,576	2,509,495
Income tax expense	500,657	527,938	625,591
Net income before attribution of noncontrolling interests	1,377,569	1,267,638	1,883,904
Net income attributable to noncontrolling interests	51,700	705	154,545
Net income attributable to Mitsubishi UFJ Financial Group	¥1,325,869	¥1,266,933	¥1,729,359
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥1,325,869	¥1,266,933	¥1,729,359
Amounts per share:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥110.69	¥108.71	¥151.74
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	110.39	108.18	151.09
Number of shares used to calculate basic earnings per common share (in thousands)	11,978,725	11,654,295	11,396,985
Number of shares used to calculate diluted earnings per common share (in thousands)(1)	11,980,601	11,654,850	11,398,382
Cash dividends per share paid during the fiscal year:
—Common stock	¥36.50	¥45.50	¥74.00
	$0.25	$0.30	$0.50

	2024	2025	2026
	(in millions)
Balance sheet data:
Total assets	¥397,820,570	¥405,940,211	¥425,581,652
Loans, net of allowance for credit losses	126,553,342	130,195,440	143,584,884
Total liabilities	379,303,483	386,690,473	404,741,595
Deposits	247,136,000	249,415,006	260,755,340
Long-term debt	40,012,819	21,022,407	21,884,349
Total equity	18,517,087	19,249,738	20,840,057
Capital stock	2,090,270	2,090,270	2,090,270

	2024	2025	2026
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥293,884,430	¥353,001,315	¥345,715,572
Interest-bearing liabilities	301,043,486	310,201,720	307,402,122
Total assets	403,307,984	415,941,414	435,345,748
Total equity	19,351,573	19,929,870	20,289,298
Return on equity and assets:
Earnings applicable to common shareholders as a percentage of average total assets	0.33%	0.30%	0.40%
Earnings applicable to common shareholders as a percentage of average total equity	6.85%	6.36%	8.52%
Dividends per common share as a percentage of basic earnings per common share	32.97%	41.85%	48.77%
Average total equity as a percentage of average total assets	4.80%	4.79%	4.66%
Net interest income as a percentage of average total interest-earning assets	0.89%	0.87%	1.07%
Credit quality data:
Allowance for credit losses	¥1,356,961	¥1,243,075	¥1,234,340
Allowance for credit losses as a percentage of loans	1.06%	0.95%	0.85%
Net loan charge-offs	¥249,139	¥266,259	¥296,514
Net loan charge-offs as a percentage of average loans	0.20%	0.20%	0.22%
Average interest rate spread	0.93%	0.67%	0.89%
Risk-adjusted capital ratio calculated under Japanese GAAP(2)	17.82%	18.83%	16.85%

Notes:
(1)Includes the common shares held by the trusts under the stock compensation and share-based compensation plans. See “Item 6.B. Directors, Senior Management and Employees—Compensation.”
(2)Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “—B. Liquidity and Capital Resources—Capital Adequacy.”
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
•general economic conditions,
•interest rates,
•foreign currency exchange rates, and
•stock prices.
General Economic Conditions
The global economy expanded at a moderate pace through most of the fiscal year ended March 31, 2026. Trade and industrial policy changes in major markets continued to affect the economic conditions in countries around the world in various ways, while uncertainty arising from geopolitical developments, including the increasing tension in the Middle East and the prolonged Russia-Ukraine conflict, remained elevated, as these developments disrupted supply chains and increased inflationary pressure on commodity prices. At the same time, economic activities driving structural changes in the global economy and society accelerated, as exemplified by a surge in AI-related investments. The U.S. Federal Open Market Committee, the European Central Bank and other central banks started to lower their benchmark rates and cautiously ease their monetary policies after a period of tightening. On the other hand, in Japan, the Bank of Japan raised its policy rate slightly as the economy grew modestly while price increases kept downward pressure on household consumption. Global and regional economies remain susceptible to, and volatility in financial markets may increase due to, these and other events as well as future destabilizing developments.
Japan’s economy generally exhibited some modestly positive trends during the fiscal year ended March 31, 2026. Japan’s real gross domestic product, or GDP, grew by 0.3% for the quarter ended June 30, 2025, contracted by 0.6% for the quarter ended September 30, 2025, and grew by 0.2% for the quarter ended December 31, 2025, and 0.5% for the quarter ended March 31, 2026, on a quarter-on-quarter basis. These fluctuations reflected both positive factors, such as wage increases, and negative factors, such as inflationary pressures. On a year-on-year basis, Japan’s real GDP grew by 2.0% for the quarter ended June 30, 2025, 0.5% for the quarter ended September 30, 2025, 0.2% for the quarter ended December 31, 2025, and 0.6% for the quarter ended March 31, 2026. Japan’s Consumer Price Index, or CPI, fluctuated between minus 0.2% and 0.4% on a month-on-month basis and between 1.3% and 3.6% on a year-over-year basis during the fiscal year ended March 31, 2026. The unemployment rate in Japan remained at low levels, rising slightly from 2.5% in March 2025 to 2.7% in March 2026. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2025 and March 2026 was 10,425, a 3.5% increase from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the fiscal year ended March 31, 2026 were ¥1,554 billion, a decrease of 31.0% from the previous fiscal year. The Japanese economy remains subject to instabilities resulting from various factors including geopolitical developments, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, inflationary trends, downward pressure on private consumption, and changes in the Bank of Japan's monetary policy.
The U.S. economy generally underwent upward trends through most of the fiscal year ended March 31, 2026, with U.S. real GDP growing by 3.8% for the quarter ended June 30, 2025, 4.4% for the quarter ended September 30, 2025, and 0.5% for the quarter ended December 31, 2025, and 2.1% for the quarter ended March 31, 2026, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP grew by 2.1% for the quarter ended June 30, 2025, 2.3% for the quarter ended September 30, 2025, 2.0% for the quarter ended December 31, 2025, and 2.7% for the quarter ended March 31, 2026. The unemployment rate, however, increased slightly to 4.3% in March 2026 from 4.2% in March 2025. The long-term prospects of the U.S. economy remain uncertain in light of the impact of various factors including inflationary trends, geopolitical developments, changes in the political environment, instabilities in the real estate and banking sectors, and the U.S. government’s economic, monetary, trade and foreign relations policies.
The Eurozone economy also grew modestly during the fiscal year ended March 31, 2026, with Eurozone real GDP growing by 0.1% for the quarter ended June 30, 2025, 0.3% for the quarter ended September 30, 2025 and 0.2% for the quarter ended December 31, 2025, and contracting by 0.2% for the quarter ended March 31, 2026, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP grew by 1.6% for the quarter ended June 30, 2025, 1.4% for the quarter ended September 30, 2025, 1.2% for the quarter ended December 31, 2025, and 0.3% for the quarter ended March 31, 2026. The unemployment rate in the Eurozone remained unchanged at 6.3% in March 2026 compared to March 2025. The Eurozone economy remains subject to various uncertainties including instabilities resulting from inflationary trends, geopolitical developments, changes in governments' economic, monetary, trade and foreign relations policies, and concerns over the financial system.
Thailand’s GDP in calendar year 2025 grew by 2.4% on a year-on-year basis, slightly decreasing from 2.5% in 2024. The annual headline inflation rate averaged negative 0.1%, down from positive 0.4% in the previous calendar year, representing the first full-year decline in headline consumer prices in five years, although the core inflation rate remained positive. The Monetary Policy Committee cut the policy rate by 100 basis points during calendar year 2025 in phases of four reductions of 25 basis points each, bringing the rate down from 2.25% in December 2024 to 1.25% in December 2025, the lowest level since December 2022. The Thai baht strengthened against the U.S. dollar over the course of calendar year 2025, appreciating to its strongest level in more than four years toward the end of the year, supported by a weaker U.S. dollar and capital inflows. Thailand’s GDP in the first quarter of calendar year 2026 expanded by 2.8% on a year-on-year basis and 0.7% on a seasonally adjusted quarter-on-quarter basis from the fourth quarter of calendar year 2025. Thailand’s economy remains subject to various uncertainties including the high household debt level, fluctuations in the global and regional economies, and instabilities resulting from geopolitical developments.
In Asia excluding Japan and Thailand, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved and, overall, the economic growth continued during the fiscal year ended March 31, 2026. Meanwhile, in the Chinese economy, the downturn in the real estate market has led to a decline in consumer sentiment, deterioration in the employment environment, and prolonged moderate inflation, all of which may require time to improve and may have an adverse economic impact on other countries, particularly in ASEAN and NIEs. The economic conditions of these regions remain subject to various uncertainties including the fluctuations in the global and local economies as well as geopolitical developments and changes in economic, monetary, trade and foreign relations policies within China as well as those outside China.

Interest Rates
Interest rates in Japan have been on an upward trend due to such reasons as changes in, and market expectations for changes in, the Bank of Japan’s monetary policy, concerns over Japan's fiscal expansion, and domestic and global upward interest rate pressures. In March 2024, the Bank of Japan modified its monetary policy to encourage the uncollateralized overnight call rate to remain at around 0 to 0.1 percent. Thereafter, the Bank of Japan further raised the uncollateralized overnight call rate in July 2024, January 2025 and December 2025, and most recently in June 2026, bringing the rate to 1.0%, and is expected to continue to reduce its purchases of Japanese government bonds until March 2027. The yield on 10-year Japanese government bonds fluctuated between 1.117% and 2.388% during the fiscal year ended March 31, 2026. The yield has been fluctuating between around 2.3% and 2.8% since April 2026.

In the United States, the Federal Open Market Committee lowered the target for the federal funds rate to a target range of 3.50% to 3.75% through reduction by 0.25% at each of its September, October and December 2025 meetings. The Committee has kept the target range unchanged since then, maintaining a cautious, data-dependent stance amid still-elevated inflation. In addition, the Committee concluded the reduction of its holdings of Treasury securities and agency mortgage-backed securities, effective December 1, 2025. The 10-year U.S. Treasury bond yield increased to 4.319% at the end of March 2026 from 4.207% at the end of March 2025, while fluctuating between 3.941% and 4.601% during the period. The yield has been fluctuating between around 4.3% and 4.6% since April 2026.
Foreign Currency Exchange Rates
The Japanese yen depreciated against the U.S. dollar to ¥159.88 to the U.S. dollar as of March 31, 2026 from ¥149.52 to the U.S. dollar as of March 31, 2025. The Japanese yen has been fluctuating between around ¥157 and ¥162 to the U.S. dollar since April 2026.
The Japanese yen was on a generally depreciating trend against the euro during the fiscal year ended March 31, 2026, with the exchange rate being ¥183.41 to the euro as of March 31, 2026 compared to ¥162.08 to the euro as of March 31, 2025. The Japanese yen has been fluctuating between around ¥183 and ¥187 to the euro since April 2026.
The Japanese yen was on a generally depreciating trend against the Thai baht during the fiscal year ended March 31, 2026, with the exchange rate being ¥4.86 to the Thai baht as of March 31, 2026 compared to ¥4.40 to the Thai baht as of March 31, 2025. The Japanese yen has been fluctuating between around ¥4.76 and ¥4.99 to the Thai baht since April 2026.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased to ¥51,063.72 on March 31, 2026 from ¥35,617.56 on March 31, 2025. The closing price of the Nikkei Stock Average has been fluctuating between around ¥52,000 and ¥72,000 since April 2026, reaching highest levels in history.

Recent Developments
During the fiscal year ended March 31, 2026, we engaged in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and seek opportunities to grow our business. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including significant inflationary price trends, instability in the financial system, geopolitical conflicts, changes in economic, monetary and trade policies adopted in major markets, evolving views on environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our medium-term business plan for the three years ending in the fiscal year ending March 31, 2027, we aim to leverage our extensive network and diverse solutions to provide value to our stakeholders around the world.
Implementation of Share Repurchase Programs and Cancellation of Treasury Shares
During November 2025 through February 2026, we repurchased 94,456,300 shares of our common stock for ¥249,999,908,452 under a share repurchase program that was adopted in November 2025. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 130,000,000 shares of our common stock and ¥250.0 billion between November 17, 2025 and February 27, 2026. In addition, we canceled 200,000,000 shares of our common stock held in treasury on November 28, 2025.
During May and June 2026, we repurchased 31,967,100 shares of our common stock for ¥99,999,771,608 under a share repurchase program that was adopted in May 2026. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 45,000,000 shares of our common stock and ¥100.0 billion from May 18, 2026 to June 30, 2026. Based on information derived from Japanese GAAP-based financial data and used to calculate our capital ratios under applicable Japanese regulations, we estimate that, based on our repurchase of ¥100.0 billion of our common stock pursuant to this program, each of our Common Equity Tier 1 capital ratio, Tier 1 capital ratio and total capital ratio as of March 31, 2026 would decline by approximately 0.1 percentage points.
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

Issuances and Redemption of TLAC Eligible Senior Debt
During the fiscal year ended March 31, 2026, we obtained $9.0 billion, or ¥1,438.9 billion, €1.7 billion, or ¥302.6 billion, and ¥40.0 billion, aggregate principal amount of External TLAC eligible senior debt financing in the form of securities issuance. During the same period, we redeemed ¥75.5 billion, $1.3 billion, or ¥207.8 billion, aggregate principal amount of External TLAC eligible senior debt.
In April 2026, we issued $5.5 billion, or ¥879.3 billion, and €0.5 billion, or ¥91.7 billion, aggregate principal amount of External TLAC eligible senior debt in the form of securities issuance. In June 2026, we redeemed €0.5 billion, or ¥91.7 billion, aggregate principal amount of External TLAC eligible senior debt.
As of March 31, 2026, our External TLAC ratios were 23.25% on a risk-weighted assets basis and 9.06% on a total exposure basis. As of the same date, we were required to maintain External TLAC ratios of at least 18% on a risk-weighted assets basis and 7.10% on a total exposure basis. See “—B. Liquidity and Capital Resources—Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.”
Issuances and Redemption of Basel III-Compliant Subordinated Debt
During the fiscal year ended March 31, 2026, we obtained $1.0 billion, or ¥159.9 billion, and ¥350.0 billion, aggregate principal amount of perpetual subordinated Additional Tier 1 debt financing in the form of securities issuance and borrowings. During the same period, we redeemed or repaid ¥181.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt. In April 2026, we issued ¥350.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt in the form of securities issuance. These securities and borrowings are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125% (but, following any such write-down, the principal may be reinstated if the ratio improves and to the extent permitted by the Japanese banking regulator), when we are deemed to have reached the point of non-viability (“PONV”) or when we become subject to bankruptcy proceedings.
During the fiscal year ended March 31, 2026, we obtained ¥172.0 billion aggregate principal amount of subordinated term Tier 2 debt financing in the form of securities issuance in Japan. During the same period, we redeemed or repaid ¥176.0 billion aggregate principal amount of subordinated term Tier 2 debt. In April and June 2026, we redeemed ¥55.0 billion aggregate principal amount of subordinated term Tier 2 debt. We can be exempted from the obligation to pay principal of and interest on the securities or the borrowings, as applicable, when we are deemed to have reached the PONV.
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
Investment in Shares of JACCS through a Third-Party Allotment
In September 2025, MUFG Bank acquired 9,980,831 newly issued shares of common stock of JACCS Co., Ltd., an equity-method investee of MUFG Bank, through a third-party allotment transaction for approximately ¥39.0 billion. Additionally, through transfers of the JACCS shares previously held by Mitsubishi UFJ NICOS and Mitsubishi UFJ Trust and Banking, MUFG Bank's ownership ratio further increased to 39.43%. Following these transactions, JACCS remains an equity-method investee of MUFG Bank.
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
Investment in Shriram Finance Ltd. through a Preferential Allotment of Shares

On April 8, 2026, MUFG Bank acquired 20.00%, on a fully diluted basis, of the shares of Shriram Finance, a non-banking financial company (NBFC) in India, for approximately ¥713.3 billion, including the purchase consideration for the shares and acquisition-related costs, through a preferential allotment of newly issued shares. Upon completion of this investment, Shriram Finance became an equity method affiliate of both MUFG and MUFG Bank. This investment represents an important step that underscores our long-term commitment to the Indian market and is expected to contribute to India's sustainable economic growth and the advancement of financial inclusion. For more information, see Note 33 to our consolidated financial statements.

A.Operating Results
The following discussion relates to our operating results for the fiscal years ended March 31, 2026 compared to our operating results for the fiscal year ended March 31, 2025, unless otherwise noted. For the discussion on our operating results for the fiscal year ended March 31, 2024, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2024 and 2025, please refer to “Item 5.A. Operating and Financial Review and Prospects—Operating Results” in our annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on July 7, 2025.
Results of Operations

	Fiscal years ended March 31,
	2025	2026	% Change
	(in billions, except percentages)
Interest income	¥8,265.6	¥8,613.9	4.2%
Interest expense	5,177.4	4,929.6	(4.8)
Net interest income	3,088.2	3,684.3	19.3
Provision for credit losses	121.8	226.2	85.7
Non-interest income	2,570.5	3,253.4	26.6
Non-interest expense	3,741.4	4,202.0	12.3
Income before income tax expense	1,795.5	2,509.5	39.8
Income tax expense	527.9	625.6	18.5%
Net income before attribution of noncontrolling interests	¥1,267.6	¥1,883.9	48.6%
Net income attributable to noncontrolling interests	0.7	154.5	N/M
Net income attributable to Mitsubishi UFJ Financial Group	¥1,266.9	¥1,729.4	36.5%

We recorded net income attributable to Mitsubishi UFJ Financial Group of ¥1,729.4 billion for the fiscal year ended March 31, 2026, compared to net income of ¥1,266.9 billion for the previous fiscal year, primarily due to an increase in net interest income and an increase in non-interest income, although this positive impact was partially offset by an increase in non-interest expense.
Net interest income increased 19.3%, reflecting improvements in both domestic and foreign net interest income. Net domestic interest income increased primarily due to an increase of 0.15 percentage points in our domestic interest rate spread, while net foreign interest income also increased mainly due to an increase in the balance of interest-earning assets, together with an increase of 0.18 percentage points in our foreign interest rate spread.
Provision for credit losses increased mainly due to the provision for credit losses related to a large borrower in the foreign manufacturing sector.
Non-interest income increased 26.6%, driven primarily by increases in net investment securities gains reflecting the impact of higher stock prices as well as fees and commissions income. Non-interest expense increased 12.3% mainly due to increases in salaries and employee benefits, outsourcing expenses, including data processing, fees and commissions expenses, and other non-interest expenses, including cost of goods purchased in connection with the expansion of a subsidiary's trading business.

Net Interest Income

	Fiscal years ended March 31,
	2025			2026			% Change
	Average balance(1)	Interest income (expense)	Average rate	Average balance(1)	Interest income (expense)	Average rate	Average balance	Interest income (expense)	Average rate 2026 minus 2025 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥228,422.7	¥1,558.8	0.68%	¥211,766.2	¥2,122.7	1.00%	(7.3%)	36.2%	0.32
Foreign	124,578.6	6,706.8	5.38	133,949.4	6,491.2	4.85	7.5	(3.2)	(0.53)
Total	¥353,001.3	¥8,265.6	2.34%	¥345,715.6	¥8,613.9	2.49%	(2.1%)	4.2%	0.15
Financed by:
Interest-bearing liabilities:
Domestic	¥220,664.5	¥(1,379.8)	0.63%	¥217,347.4	¥(1,748.5)	0.80%	(1.5%)	26.7%	0.17
Foreign	89,537.2	(3,797.6)	4.24	90,054.7	(3,181.1)	3.53	0.6	(16.2)	(0.71)
Total	310,201.7	(5,177.4)	1.67	307,402.1	(4,929.6)	1.60	(0.9)	(4.8)	(0.07)
Non-interest-bearing liabilities (assets)	42,799.6		—	38,313.5		—	(10.5)		—
Total	¥353,001.3		1.47%	¥345,715.6		1.43%	(2.1%)		(0.04)
Net interest income and interest rate spread		¥3,088.2	0.67%		¥3,684.3	0.89%		19.3%	0.22
Net interest income as a percentage of total interest-earning assets			0.87%			1.07%			0.20

Note:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

Effect of Volume and Rate Changes on Net Interest Income

	Fiscal Year Ended March 31, 2025 versus Fiscal Year Ended March 31, 2026
	Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥74,999	¥120,203	¥195,202
Foreign	399,168	1,687	400,855
Total	¥474,167	¥121,890	¥596,057

Note:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
Net interest income increased 19.3% to ¥3,684.3 billion for the fiscal year ended March 31, 2026, compared to the previous fiscal year. Our total average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 0.22 percentage points to 0.89%.
Net domestic interest income increased to ¥374.2 billion for the fiscal year ended March 31, 2026 from ¥179.0 billion for the fiscal year ended March 31, 2025 mainly due to an improvement in our interest rate spread in the rising interest rate environment in Japan out of the historical zero-interest rate environment. As a result of our asset and liability management in anticipation of, and response to, such environment where interest rates were gradually rising, our average domestic interest rate spread increased to 0.2% from 0.05%. Domestic interest income increased 36.2% to ¥2,122.7 billion, mainly reflecting the rising interest rate environment in Japan. The average interest rate on domestic interest-earning assets increased 0.32 percentage points to 1.00%. The average balance of domestic interest-earning assets decreased 7.3% to ¥211,766.2 billion, primarily reflecting a decrease in interest-earning deposits in other banks. Domestic interest expense increased 26.7% to ¥1,748.5 billion, mainly reflecting the rising interest rate environment in Japan. The average interest rate on domestic interest-bearing liabilities increased 0.17 percentage points to 0.8%. The average balance of domestic interest-bearing liabilities decreased 1.5% to ¥217,347.4 billion.
Net foreign interest income increased to ¥3,310.1 billion for the fiscal year ended March 31, 2026 from ¥2,909.2 billion for the fiscal year ended March 31, 2025 mainly due to an increase in foreign interest-earning assets, with an improvement in our interest rate spread in the declining short-term interest rate environment overseas. Interest rates on our interest-earning foreign assets, including loans, declined to a lesser extent compared to our foreign interest-bearing liabilities, including deposits, while the balance of our foreign interest-earning assets was approximately 1.5 times the balance of our foreign interest-bearing liabilities. Our average foreign interest rate spread increased to 1.32% from 1.14%. Foreign interest income decreased 3.2% to ¥6,491.2 billion mainly due to the decline in short-term interest rates overseas and a decrease in the balance of loans carrying higher margins in our loan portfolio as a result of repayment or sale of such loans. The average interest rate on foreign interest-earning assets decreased 0.53 percentage points to 4.85%. The average balance of foreign interest-earning assets increased 7.5% to ¥133,949.4 billion. Foreign interest expense decreased 16.2% to ¥3,181.1 billion mainly due to the decline in short-term interest rates overseas. The average interest rate on foreign interest-bearing liabilities decreased 0.71 percentage points to 3.53%. The average balance of foreign interest-bearing liabilities increased 0.6% to ¥90,054.7 billion.
Provision for credit losses
We recorded ¥226.2 billion of provision for credit losses for the fiscal year ended March 31, 2026, compared to ¥121.8 billion of provision for credit losses for the previous fiscal year. Provision for credit losses increased ¥104.4 billion mainly due to the provision for credit losses related to a large borrower in the foreign manufacturing sector. Meanwhile, provision for the Krungsri segment decreased, mainly reflecting the positive impact of measures implemented by Krungsri and its subsidiaries to improve loan collection and the asset quality of their automobile loan portfolios.

Non-Interest Income

	Fiscal years ended March 31,
	2025	2026	% Change
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥36.2	¥34.4	(5.1)%
Fees and commissions on remittances and transfers	160.6	168.0	4.6
Fees and commissions on foreign trading business	83.6	92.7	10.9
Fees and commissions on credit card business	276.6	277.8	0.4
Fees and commissions on security-related services	361.4	433.5	19.9
Fees and commissions on administration and management services for investment funds	340.0	351.7	3.4
Trust fees	140.5	155.7	10.8
Guarantee fees	55.2	58.0	5.1
Insurance commissions	76.5	96.8	26.5
Fees and commissions on real estate business	71.6	76.4	6.7
Other fees and commissions	583.5	677.3	16.1
Total	2,185.7	2,422.3	10.8
Foreign exchange gains (losses)—net	154.0	(636.2)	N/M
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts	(95.7)	(1,703.1)	N/M
Net profits on trading account securities, excluding derivatives	128.0	1,052.5	N/M
Total	32.3	(650.6)	N/M
Investment securities gains (losses)—net:
Net losses on sales of available-for-sale debt securities	(150.8)	(309.0)	(104.9)
Reversal of impairment losses (impairment losses) on available-for-sale debt securities	(13.0)	0.1	100.5
Net gains (losses) from marketable equity securities	(654.3)	982.0	250.1
Other	(14.4)	(7.0)	51.3
Total	(832.5)	666.1	180.0
Equity in earnings of equity method investees—net	669.4	871.2	30.1
Gains on sales of loans including valuation adjustment for loans held for sale	41.7	4.8	(88.6)
Unrealized gain on the contract to purchase equity shares of Shriram Finance Limited (1)	—	25.1	N/M
Other non-interest income	320.0	550.7	72.1
Total non-interest income	¥2,570.5	¥3,253.4	26.6%

Note:
(1)Represents gains recognized in connection with the contract to purchase equity shares of Shriram Finance Limited. See Note 33 to our audited consolidated financial statements for further information.

Non-interest income for the fiscal year ended March 31, 2026 increased 26.6% to ¥3,253.4 billion compared to the previous fiscal year. This increase mainly reflected improvements in net investment securities gains and fees and commissions income, partially offset by the impact of negative changes in net foreign exchange losses and net trading account losses.

Fees and commissions income
Fees and commissions income for the fiscal year ended March 31, 2026 increased 10.8% compared to the previous fiscal year. This increase was primarily due to an increase in fees and commissions on security-related services, primarily reflecting increased market activity by corporate clients, in our commercial banking subsidiaries and securities subsidiaries, and an increase in financing-related fees included in other fees and commissions in our commercial banking subsidiaries and trust banking subsidiaries.

Net foreign exchange gains (losses)

	Fiscal years ended March 31,
	2025	2026	% Change
	(in billions, except percentages)
Foreign exchange gains (losses)—net:
Net foreign exchange gains (losses) on derivative contracts	¥447.0	¥(760.1)	(270.0)%
Net foreign exchange losses on other than derivative contracts	(331.4)	(1,807.6)	N/M
Net foreign exchange gains related to the fair value option	38.4	1,931.5	N/M
Total	¥154.0	¥(636.2)	N/M

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

Net foreign exchange losses for the fiscal year ended March 31, 2026 mainly reflected net foreign exchange losses on derivative contracts and net foreign exchange losses on other than derivative contracts. Given the global nature of our business, we enter into various foreign currency transactions throughout each fiscal year across various currencies. For the fiscal year ended March 31, 2026, we recorded ¥760.1 billion of net foreign exchange losses on derivative contracts, compared to ¥447.0 billion of net gains for the previous fiscal year. Our foreign exchange gains and losses on other than derivative contracts fluctuate throughout each fiscal year depending on the spot rates applicable to specific transactions as well as the spot rate applicable at the end of the fiscal year. Net foreign exchange gains and losses related to the fair value option arise from transactions in foreign currency-denominated trading account securities such as U.S. Treasury bonds. The Japanese yen depreciated against the U.S. dollar on a spot rate basis to ¥159.88 to the U.S. dollar as of March 31, 2026 from ¥149.52 to the U.S. dollar as of March 31, 2025. While net foreign exchange gains related to the fair value option improved, the improvement was more than offset by the negative impact of net foreign exchange losses on derivative contracts and net foreign exchange losses on other than derivative contracts.

Net trading account profits (losses)

	Fiscal years ended March 31,
	2025	2026	% Change
	(in billions, except percentages)
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts
Interest rate contracts	¥(238.9)	¥(916.1)	(283.5)%
Equity contracts	196.0	(770.0)	N/M
Commodity contracts	(0.2)	(0.2)	7.6
Credit derivatives	(9.9)	(12.9)	(30.1)
Other	(42.7)	(3.9)	90.9
Total	¥(95.7)	¥(1,703.1)	N/M
Net profits on trading account securities, excluding derivatives
Trading account securities	¥126.4	¥924.6	N/M
Trading account securities under the fair value option	1.6	127.9	N/M
Total	¥128.0	¥1,052.5	N/M
Total	¥32.3	¥(650.6)	N/M

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
Of the two categories, trading account assets relating to the application of certain accounting rules represent a smaller portion of our trading account profits (losses) for the fiscal year ended March 31, 2026.
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
•Net profits (losses) on trading account securities under the fair value option, which are classified into trading account profits (losses) in accordance with certain accounting rules.
Net trading account losses for the fiscal year ended March 31, 2026, compared to net profits for the previous fiscal year, mainly reflected increased losses on interest rate contracts on a net basis in the rising interest rate environment in Japan. The net losses on equity contracts mainly reflected a decrease in equity swaps gains in our banking subsidiaries, driven by the rise in Japanese stock prices.

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
Net investment securities gains for the fiscal year ended March 31, 2026 were ¥666.1 billion, compared to net losses of ¥832.5 billion for the fiscal year ended March 31, 2025, primarily due to net gains from marketable equity securities of ¥982.0 billion for the fiscal year ended March 31, 2026, compared to net losses of ¥654.3 billion for the previous fiscal year. The net gains from marketable equity securities for the fiscal year ended March 31, 2026 mainly reflected net unrealized gains on marketable equity securities reflecting higher stock prices in Japan. This improvement in net gains from marketable equity securities was partially offset by increased net losses on sales of available-for-sale debt securities primarily reflecting lower prices of such debt securities in Japan.

Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the fiscal year ended March 31, 2026 was ¥871.2 billion, compared to ¥669.4 billion for the previous fiscal year. This improvement reflected higher earnings of our equity method investees, including Morgan Stanley.

Non-Interest Expense

	Fiscal years ended March 31,
	2025	2026	% Change
	(in billions, except percentages)
Salaries and employee benefits	¥1,473.6	¥1,594.0	8.2%
Occupancy expenses—net	160.0	162.1	1.3
Fees and commissions expenses	424.6	477.7	12.5
Outsourcing expenses, including data processing	325.1	396.7	22.0
Depreciation of premises and equipment	88.3	87.8	(0.6)
Amortization of intangible assets	295.1	337.1	14.2
Impairment of intangible assets	14.4	8.4	(41.4)
Insurance premiums, including deposit insurance	98.9	100.6	1.7
Communications	65.0	68.1	4.8
Taxes and public charges	113.1	143.3	26.7
Impairment of goodwill	150.1	97.5	(35.1)
Reversal of off-balance sheet credit instruments	(0.7)	(23.3)	N/M
Other non-interest expenses	533.9	752.0	40.9
Total non-interest expense	¥3,741.4	¥4,202.0	12.3%
Non-interest expense for the fiscal year ended March 31, 2026 increased 12.3% compared to the previous fiscal year, mainly due to an increase in salaries and employee benefits, outsourcing expenses, including data processing, fees and commission expenses and other non-interest expenses.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2026 increased 8.2% compared to the previous fiscal year mainly due to MUFG Pension & Market Services Holdings Limited being consolidated for the full fiscal year as well as the acquisition of Tidlor Holdings in August 2025.

Fees and commissions expenses
Fees and commissions expenses for the fiscal year ended March 31, 2026 increased 12.5% mainly due to an increase in legal and other fees and costs related to the rent guarantee business of Zenhoren acquired in April 2025 and an increase in royalty fees associated with alliances with other companies.

Outsourcing expenses, including data processing

Outsourcing expenses, including data processing, for the fiscal year ended March 31, 2026 increased 22.0% mainly due to an increase in outsourcing expenses related to AI, IT systems, and cybersecurity in our banking subsidiaries.

Other non-interest expenses

Other non-interest expenses for the fiscal year ended March 31, 2026 increased 40.9% mainly due to an increase in cost of goods purchased in connection with the expansion of the trading business at MUFG Trading Co., Ltd., a subsidiary of our banking subsidiaries.

Impairment of goodwill
We recognized ¥38.6 billion of impairment of goodwill relating to the MUFG Pension & Market Services reporting unit within the Asset Management & Investor Services Business Group segment for the fiscal year ended March 31, 2026. The reporting unit’s cash flow projections decreased in the reporting period primarily due to the loss of a significant client and the decline in corporate activities in the relevant capital market. As a result, the fair value of the reporting unit as measured at the period end fell below the carrying amount of the reporting unit.
For the fiscal year ended March 31, 2026, we also recognized ¥53.7 billion of impairment of goodwill relating to the First Sentier Group reporting unit within the Asset Management & Investor Services Business Group segment. The reporting unit’s cash flow projections decreased and the discount rate increased, primarily due to lower projected revenues and profitability of AlbaCore Capital Group, reflecting the delayed timing of new fund launches and increased upfront investments in new business strategies prior to revenue generation from those new funds. As a result, the fair value of the reporting unit as measured at the period end fell below the carrying amount of the reporting unit. As previously reported, we recognized ¥109.9 billion of impairment of goodwill relating to the same reporting unit for the fiscal year ended March 31, 2025.
See Note 6 to our consolidated financial statements for more information.

Income Tax Expense
Beginning in the fiscal year ended March 31, 2026, we have prospectively adopted new disclosure guidance based on the Japanese national statutory tax rate. Our prior disclosure was based on combined normal effective statutory tax rates, which generally represent the aggregate of income taxes imposed by the Japanese national, prefectural and municipal governments. For more information, see Note 8 to our consolidated financial statements.

	Fiscal years ended March 31,
	2025	2026
	(in billions, except percentages)
Income from continuing operations before income tax expense	¥1,795.6	¥2,509.5
Income tax expense	527.9	625.6
Effective income tax rate	29.4%	24.9%
Combined normal effective statutory tax rate	30.6%	30.6%
National statutory corporate tax rate	24.7%	24.7%

Reconciliation of Combined Normal Effective Statutory Tax Rate to Effective Income Tax Rate

	Fiscal year ended March 31, 2025
Combined normal effective statutory tax rate	30.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.4
Impairment of goodwill	2.4
Foreign tax credit and payments	0.2
Lower tax rates applicable to income of subsidiaries	(2.5)
Change in valuation allowance	0.3
Nontaxable dividends received	(5.3)
Undistributed earnings of subsidiaries	1.8
Tax and interest expense for uncertainty in income taxes	1.7
Tax penalty and tax refund	(2.9)	(1)
Noncontrolling interest income	0.1
Effect of changes in tax laws	1.2
Expiration of loss carryforward	1.4
Other—net	0.0
Effective income tax rate	29.4%

Note:
(1)For the fiscal year ended March 31, 2025, MUAH recognized tax benefit of ¥52.1 billion related to an amendment of its California state tax return, resulting in a 2.9 percentage point decrease in the effective tax rate.

Reconciliation of National Statutory Corporate Tax Rate to Effective Income Tax Rate

Fiscal year ended March 31, 2026
National statutory corporate tax rate	24.7%
Prefectural and municipal tax, net of national income tax effect(1)	4.1
Foreign tax effects	(0.4)
Effect of changes in tax laws	(0.5)
Change in valuation allowances	(0.8)
Changes in unrecognized tax benefits	0.0
Effect of cross-border tax laws
Foreign branch tax rate difference	0.8
Other(2)	0.9
Tax credits	(0.2)
Nontaxable income
Nontaxable dividends received	(3.3)
Other	0.0
Nondeductible expenses
Impairment of goodwill	0.1
Other	(0.1)
Tax penalty and tax refund	0.0
Expiration of loss carryforward	0.5
Undistributed earnings of subsidiaries	0.2
Other-net	(1.1)
Effective income tax rate	24.9%

Notes:
(1)This category includes income taxes imposed by prefectures and municipalities in Japan. Domestic local income tax in Tokyo made up the majority (greater than 50 percent) of the tax effect in this category.
(2)This category includes the income tax effect of Pillar Two top-up tax and the Japan tax effect of foreign branches.
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for each of the fiscal years ended March 31, 2025 and 2026. For each of the same fiscal years, the income tax rate imposed by the Japanese national government was 24.7%. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
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
Fiscal Year Ended March 31, 2026
The effective income tax rate for the fiscal year ended March 31, 2026 was 24.9%, which was 0.2 percentage points higher than the national statutory corporate tax rate of 24.7%.
This higher effective income tax rate primarily reflected prefectural and municipal tax, net of national income tax effect, partially offset by the effect of our receipt of nontaxable dividends. The effect of the prefectural and municipal tax, net of national income tax effect, resulted in an increase of ¥102.9 billion in income tax expense, with an increase of 4.1 percentage points in the effective income tax rate, for the fiscal year ended March 31, 2026. The effect of our receipt of nontaxable dividends resulted in a decrease of ¥82.6 billion in income tax expense, with a decrease of 3.3 percentage points in the effective income tax rate, for the same fiscal year. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.

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
Partially offsetting the downward impact of the foregoing factors was the impact of the impairment of goodwill relating to First Sentier Investors, which is now known as First Sentier Group, and Mandala Multifinance, as discussed above, which resulted in an increase of ¥42.9 billion in income tax expense and an increase of 2.4 percentage points in the effective income tax rate for the fiscal year ended March 31, 2025.
Net income attributable to noncontrolling interests
We recorded ¥154.5 billion of net income attributable to noncontrolling interests for the fiscal year ended March 31, 2026, compared to ¥0.7 billion of net income attributable to noncontrolling interests for the previous fiscal year. This mainly reflected an increase in net income of certain consolidated VIEs.

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
Effective April 1, 2025, we made modifications to our internal management accounting rules and practices, including adjustments made to reflect changes in retail customer attributes, changes in the recording method applied to foreign exchange swaps in the Chinese market, changes in the intercompany settlement rates applied to transactions between the corporate centers and overseas branches, and reallocation of certain expenses related to restricted stock units in the United States among business groups.
These modifications had the following impact on our previously reported business segment information for the fiscal years ended March 31, 2024 and 2025:
•increasing the operating profits of the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group by ¥1.7 billion and ¥0.5 billion, respectively, and reducing the operating loss of Other by ¥15.9 billion for the fiscal year ended March 31, 2024;
•reducing the operating profits of the Global Markets Business Group, the Global Corporate & Investment Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥8.5 billion, ¥6.8 billion, ¥2.7 billion and ¥0.1 billion, respectively, for the fiscal year ended March 31, 2024;
•increasing the operating profits of the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group by ¥1.1 billion and ¥1.1 billion, respectively, and reducing the operating loss of Other by ¥21.6 billion, for the fiscal year ended March 31, 2025; and
•reducing the operating profits of the Global Corporate & Investment Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥12.2 billion, ¥2.4 billion and ¥0.1 billion, respectively, and increasing the operating loss of the Global Markets Business Group by ¥9.1 billion, for the fiscal year ended March 31, 2025.
Prior period business segment information has been recast to enable comparison between the relevant amounts for the fiscal years ended March 31, 2024, 2025 and 2026.
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

	Customer Business
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Fiscal year ended March 31, 2024:
Net revenue	¥842.6	¥626.8	¥974.7	¥684.8	¥432.3	¥845.1	¥4,406.3	¥302.4	¥41.5	¥4,750.2
BK and TB(1):	319.4	420.3	795.3	29.1	118.6	763.1	2,445.8	12.2	108.0	2,566.0
Net interest income	248.1	199.5	488.7	29.3	14.7	398.7	1,379.0	85.5	152.4	1,616.9
Net fees	67.2	187.3	234.1	(0.1)	103.8	326.3	918.6	(13.3)	(19.9)	885.4
Other	4.1	33.5	72.5	(0.1)	0.1	38.1	148.2	(60.0)	(24.5)	63.7
Other than BK and TB	523.2	206.5	179.4	655.7	313.7	82.0	1,960.5	290.2	(66.5)	2,184.2
Operating expenses(2)	624.7	407.5	371.0	382.3	311.0	423.9	2,520.4	297.3	101.1	2,918.8
Operating profit (loss)	¥217.9	¥219.3	¥603.7	¥302.5	¥121.3	¥421.2	¥1,885.9	¥5.1	¥(59.6)	¥1,831.4
Fixed assets(3)	¥243.8	¥171.5	¥169.3	¥1.6	¥21.3	¥170.9	¥778.4	¥114.3	¥502.3	¥1,395.0
Increase in fixed assets(4)	¥49.8	¥35.8	¥46.1	¥0.5	¥11.5	¥32.5	¥176.2	¥28.2	¥29.3	¥233.7
Depreciation(4)	¥23.3	¥19.0	¥42.5	¥0.3	¥9.1	¥42.3	¥136.5	¥32.8	¥12.3	¥181.6
Fiscal year ended March 31, 2025:
Net revenue	¥941.7	¥727.2	¥1,024.7	¥969.3	¥534.2	¥910.1	¥5,107.2	¥(339.5)	¥40.6	¥4,808.3
BK and TB(1):	390.2	499.7	835.8	27.0	139.3	811.1	2,703.1	(622.3)	72.0	2,152.8
Net interest income	307.4	268.0	512.3	28.0	25.8	423.7	1,565.2	103.1	88.6	1,756.9
Net fees	78.8	195.0	253.7	(0.9)	113.5	353.4	993.5	(24.8)	(14.7)	954.0
Other	4.0	36.7	69.8	(0.1)	—	34.0	144.4	(700.6)	(1.9)	(558.1)
Other than BK and TB	551.5	227.5	188.9	942.3	394.9	99.0	2,404.1	282.8	(31.4)	2,655.5
Operating expenses(2)	663.6	429.2	388.1	531.3	398.7	449.2	2,860.1	318.3	64.2	3,242.6
Operating profit (loss)	¥278.1	¥298.0	¥636.6	¥438.0	¥135.5	¥460.9	¥2,247.1	¥(657.8)	¥(23.6)	¥1,565.7
Fixed assets(3)	¥267.5	¥187.8	¥171.7	¥2.1	¥23.1	¥160.9	¥813.1	¥87.8	¥482.3	¥1,383.2
Increase in fixed assets(4)	¥50.3	¥37.2	¥45.0	¥0.6	¥7.7	¥26.5	¥167.3	¥25.5	¥39.6	¥232.4
Depreciation(4)	¥33.0	¥21.0	¥42.2	¥0.3	¥7.6	¥39.1	¥143.2	¥30.3	¥13.0	¥186.5
Fiscal year ended March 31, 2026:
Net revenue	¥1,064.6	¥866.9	¥1,125.9	¥904.2	¥621.8	¥1,081.5	¥5,664.9	¥306.9	¥19.5	¥5,991.3
BK and TB(1):	458.0	619.5	923.3	34.0	159.7	970.8	3,165.3	(18.7)	(1.2)	3,145.4
Net interest income	365.4	366.2	539.9	35.8	38.7	477.3	1,823.3	56.7	33.9	1,913.9
Net fees	87.7	214.4	307.4	(1.7)	121.1	444.3	1,173.2	(15.3)	(23.9)	1,134.0
Other	4.9	38.9	76.0	(0.1)	(0.1)	49.2	168.8	(60.1)	(11.2)	97.5
Other than BK and TB	606.6	247.4	202.6	870.2	462.1	110.7	2,499.6	325.6	20.7	2,845.9
Operating expenses(2)	778.7	458.9	418.9	516.6	469.3	501.2	3,143.6	342.4	139.9	3,625.9
Operating profit (loss)	¥285.9	¥408.0	¥707.0	¥387.6	¥152.5	¥580.3	¥2,521.3	¥(35.5)	¥(120.4)	¥2,365.4
Fixed assets(3)	¥333.1	¥199.9	¥176.6	¥2.4	¥23.6	¥163.5	¥899.1	¥95.4	¥488.3	¥1,482.8
Increase in fixed assets(4)	¥82.3	¥44.8	¥44.8	¥0.9	¥8.2	¥28.5	¥209.5	¥34.2	¥41.8	¥285.5
Depreciation(4)	¥41.1	¥24.2	¥40.6	¥0.3	¥7.8	¥36.1	¥150.1	¥23.3	¥9.4	¥182.8

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Operating expenses primarily includes salaries and employee benefits, outsourcing expenses, and amortization of intangible assets.

(3)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,505.4 billion as of March 31, 2024, ¥1,732.5 billion as of March 31, 2025 and ¥1,890.5 billion as of March 31, 2026, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(4)These amounts are related to the fixed assets of BK and TB included in the table above.

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025
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
Operating profit increased mainly due to higher net revenue from the loan and deposit business driven by increasing Japanese yen interest rates as well as increased fee income generated from higher balance of assets under management and higher volume of credit card and consumer finance transactions, although operating expenses increased primarily due to higher expenses associated with system development and customer promotion.
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
Operating profit increased mainly due to overall growth in net revenue from across various products and services, including higher net interest income from loans and deposits driven by increasing Japanese yen interest rates as well as higher solutions income from asset management services and M&A and other financing transactions in the rising equity market environment.
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
Operating profit increased mainly due to higher interest income from lending and deposit-taking operations driven by rising Japanese yen interest rates as well as an increase in fee income generated from the solutions and M&A businesses.
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
Operating profit decreased mainly due to the impact of Krungsri's operating profits for the extra three months being reflected in, and accounting for approximately 15% of, the business group's total operating profit for the fiscal year ended March 31, 2025 in accordance with applicable accounting treatment under Japanese GAAP, as described above. At Krungsri, income from lending decreased mainly due to the impact of higher level of household debt in Thailand, although this decrease was partially offset by an increase in non-interest income related to automobile loans and the impact of Krungsri's consolidation of Tidlor Holdings in August 2025. Bank Danamon's net operating profit increased primarily due to the impact of the merger of PT Mandala Multifinance Tbk, a subsidiary of MUFG Bank, into PT Adira Dinamika Multi Finance, Tbk, a subsidiary of Bank Danamon, in October 2025, along with higher loan balances and increased non-interest income, including market trading income.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Group. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers. Its net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds.

Operating profit increased primarily due to the growth of assets under management of this business group as there has been growing customer interest in securities market investments, net inflows of ETFs in Japan, and expanded bundle services in the investor services business, although operating expenses increased primarily due to the impact of full-year consolidation of MUFG Pension & Market Services in the fiscal year ended March 31, 2026, higher expenses at overseas subsidiaries driven by the business expansion in the investor services business, and the impact of base salary increases and inflation.
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
Operating profit increased mainly due to higher net interest income, reflecting the positive impact of our balance sheet optimization strategy and growth in asset balances as well as increased fees and commissions income related to the project finance business.
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
Operating loss for the fiscal year ended March 31, 2026 improved primarily due to the impact of the rebalancing of our bond portfolio implemented in the previous fiscal year with an aim to enhance the MUFG Group's future profitability. Net revenues from the sales and trading business, including foreign exchange flow transactions and fixed income operations, remained relatively stable for the fiscal year ended March 31, 2026, compared to the previous fiscal year.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024
Retail & Digital Business Group
Operating profit increased mainly due to higher net interest income driven by increasing Japanese yen interest rates as well as higher net revenue from the consumer finance business reflecting the increased retail lending volume, although operating expenses increased primarily due to higher expenses associated with system development and customer promotion.
Commercial Banking & Wealth Management Business Group
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
Global Commercial Banking Business Group
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
Global Markets Business Group
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

	Fiscal years ended March 31,
	2025	2026	% Change
	(in billions, except percentages)
Total revenue (interest income and non-interest income):
Domestic	¥2,905.9	¥4,407.1	51.7%
Foreign:
United States of America	3,180.0	3,283.2	3.2
Europe	1,321.4	956.6	(27.6)
Asia/Oceania excluding Japan	2,173.5	2,078.7	(4.4)
Other areas(1)	1,255.3	1,141.7	(9.0)
Total foreign	7,930.2	7,460.2	(5.9)
Total	¥10,836.1	¥11,867.3	9.5%
Income (loss) before income tax expense (benefit):
Domestic	¥(109.8)	¥670.1	N/M
Foreign:
United States of America	1,037.9	1,283.6	23.7
Europe	307.2	(167.1)	(154.4)
Asia/Oceania excluding Japan	134.7	286.2	112.4
Other areas(1)	425.5	436.7	2.6
Total foreign	1,905.3	1,839.4	(3.5)
Total	¥1,795.5	¥2,509.5	39.8%
Net income (loss) attributable to Mitsubishi UFJ Financial Group:
Domestic	¥(343.7)	¥270.4	178.7%
Foreign:
United States of America	903.2	1,196.6	32.5
Europe	219.4	(277.2)	(226.3)
Asia/Oceania excluding Japan	115.8	132.1	14.0
Other areas(1)	372.2	407.5	9.5
Total foreign	1,610.6	1,459.0	(9.4)
Total	¥1,266.9	¥1,729.4	36.5%

Note:
(1)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Domestic net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2026 was ¥270.4 billion compared to net loss of ¥343.7 billion for the fiscal year ended March 31, 2025. This improvement was primarily due to higher interest income in the rising interest environment in Japan as well as an increase in non-interest income due to valuation gains on marketable equity securities reflecting higher stock prices.
Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2026 was ¥1,459.0 billion compared to net income of ¥1,610.6 billion for the fiscal year ended March 31, 2025. This decrease reflected larger foreign exchange account losses in Europe arising from derivative transactions. These losses were partially offset by increases in equity in earnings of equity method investees and net trading account profits particularly in the United States. In Asia/Oceania excluding Japan, while both revenue and expenses decreased, net income increased primarily due to higher net interest income on loans at Krungsri.

Effect of Change in Exchange Rates on Foreign Currency Translation
Fiscal Year Ended March 31, 2026

The average exchange rate for the fiscal year ended March 31, 2026 was ¥150.77 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥152.58 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2025 was ¥149.71 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2024 of ¥151.58 per US$1.00.
The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥4.9 billion, net interest income by ¥5.1 billion and income before income taxes by ¥13.0 billion, respectively, for the fiscal year ended March 31, 2026.
Foreign currency translation adjustments of ¥683.0 billion were recognized in our consolidated statement of comprehensive income for the fiscal year ended March 31, 2026. The adjustments are mainly due to the depreciation of the Japanese yen against other major currencies adopted by our foreign subsidiaries and equity method investments as their respective functional currencies. The following table sets forth the functional currencies and the related foreign currency translation adjustments for the fiscal year ended March 31, 2026:

Functional Currencies of foreign subsidiaries and equity method investments	Fiscal year ended March 31, 2026
(in billions)
United States Dollar	¥307.9
Thai Baht	176.6
Chinese Yuan	53.1
Eurocurrency	48.0
Great Britain Pound	38.7
Malaysian Ringgit	30.2
Other	28.5
Total	¥683.0
The foreign currency translation adjustments primarily resulted from the conversion of financial statements of our foreign subsidiaries and equity method investees that have a US dollar functional currency and a Thai Baht functional currency. The effects of conversion of these US dollar-based financial statements were ¥307.9 billion and were mainly attributable to those relating to Morgan Stanley, which were ¥185.5 billion. The effects of conversion of these Thai Baht-based financial statements were ¥176.6 billion and were mainly attributable to those relating to Krungsri, which were ¥177.4 billion. For Morgan Stanley and Krunsgri, the exchange rates for the conversion of their respective functional currency-based balance sheet items are those as of March 31. The Japanese yen depreciated from ¥149.52 per US$1.00 and ¥4.40 per Thai Baht as of March 31, 2025, to ¥159.88 per US$1.00 and ¥4.86 per Thai Baht as of March 31, 2026, respectively.

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
B.Liquidity and Capital Resources
Financial Condition
Our total assets and total liabilities as of March 31, 2026 were ¥425,581.7 billion and ¥404,741.6 billion, respectively, compared to ¥405,940.2 billion and ¥386,690.5 billion, respectively, as of March 31, 2025.
For information on our off-balance sheet arrangements, see Note 24 to our consolidated financial statements, and for information on our contractual obligations, see Notes 10 and 12 to our consolidated financial statements.
Total Assets
Our total assets as of March 31, 2026 were ¥425,581.7 billion, an increase of ¥19,641.5 billion from ¥405,940.2 billion as of March 31, 2025. Domestic assets decreased ¥6,800.2 billion mainly due to a decrease in interest earning deposits held in other banks by our subsidiary bank in Japan. The increase in total foreign assets was ¥26,441.7 billion. This increase was mainly due to a ¥13,676.9 billion increase in the United States, a ¥4,733.8 billion increase in Europe and a ¥4,374.1 billion increase in Asia/Oceania excluding Japan. The increase in the United States primarily reflected an increase in interest earning deposits held in other banks, and the increases in Europe and in Asia/Oceania excluding Japan primarily reflected an increase in loans.

	As of March 31,
	2025	2026	% Change
	(in billions, except percentages)
Japan	¥261,732.5	¥254,932.3	(2.6)%
Foreign(1):
United States	66,393.1	80,070.0	20.6
Europe	23,652.8	28,386.6	20.0
Asia/Oceania excluding Japan	38,556.3	42,930.4	11.3
Other areas(2)	15,605.5	19,262.4	23.4
Total foreign	144,207.7	170,649.4	18.3
Total	¥405,940.2	¥425,581.7	4.8%

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
We have made changes to our credit rating system, which did not have a material impact on our consolidated financial statements. For details, see Note 1 to our consolidated financial statements.

	As of March 31,
	2025	2026	% Change
	(in billions, except percentages)
Commercial
Domestic	¥61,669.4	¥64,192.3	4.1%
Foreign	46,247.8	55,672.4	20.4
Residential	12,561.8	12,842.5	2.2
Card	498.7	557.5	11.8
Krungsri	8,846.9	9,844.8	11.3
Other	2,056.7	2,216.0	7.7
Total(1)	131,881.3	145,325.5	10.2
Unearned income, unamortized premium—net and deferred loan fees—net	(442.8)	(506.3)	(14.3)
Total(1)	¥131,438.5	¥144,819.2	10.2%

Note:
(1)The above table includes loans held for sale of ¥887.3 billion and ¥1,253.6 billion as of March 31, 2025 and 2026, respectively, which are carried at the lower of cost or fair value.

As of March 31, 2026, our total loan balance increased 10.2% compared to March 31 2025, and our total loans accounted for 34.0% of total assets as of March 31, 2026, compared to 32.4% as of March 31, 2025. The increase was primarily driven by growth in the foreign commercial segment, mainly reflecting higher loan balances in the United States, as well as an increase in the Krungsri segment, mainly reflecting the impact of TIDLOR Holdings becoming a consolidated subsidiary in August 2025.
Credit quality indicator

	As of March 31,
	2025	2026	% Change
	(in billions, except percentages)(1)
Commercial	¥107,029.9	¥118,631.0	10.8%
Domestic	61,538.5	64,030.9	4.1
Normal	60,011.9	62,841.9	4.7
Close Watch	1,300.9	1,028.2	(21.0)
Likely to become Bankrupt or Legally/Virtually Bankrupt	225.7	160.8	(28.8)
Foreign	45,491.4	54,600.1	20.0
Normal	44,447.9	53,524.2	20.4
Close Watch	827.7	789.4	(4.6)
Likely to become Bankrupt or Legally/Virtually Bankrupt	215.8	286.5	32.8
Residential	¥12,561.8	¥12,842.5	2.2%
Accrual	12,526.3	12,811.2	2.3
Nonaccrual	35.5	31.3	(11.8)
Card	¥498.7	¥557.5	11.8%
Accrual	421.2	519.3	23.3
Nonaccrual	77.5	38.2	(50.8)
Krungsri	¥8,846.9	¥9,824.8	11.1%
Performing	7,675.9	8,531.3	11.1
Under-Performing	843.4	962.5	14.1
Non-Performing	327.6	331.0	1.0
Other	¥2,056.7	¥2,216.0	7.7%
Accrual	2,024.2	2,185.0	7.9
Nonaccrual	32.5	31.0	(4.6)

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

Allowance for credit losses

Fiscal year ended March 31, 2025:	Commercial	Residential	Card	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥745.5	¥57.0	¥36.4	¥405.2	¥112.9	¥1,357.0
Provision for(reversal of) credit losses	(93.1)	(6.7)	25.6	156.6	39.4	121.8
Charge-offs	55.9	0.6	22.0	199.6	59.0	337.1
Recoveries collected	13.2	0.0	0.9	40.3	16.4	70.8
Net charge-offs	42.7	0.6	21.1	159.3	42.6	266.3
Other(1)	1.9	—	—	21.4	7.3	30.6
Balance at end of fiscal year	¥611.6	¥49.7	¥40.9	¥423.9	¥117.0	¥1,243.1

Fiscal year ended March 31, 2026:	Commercial	Residential	Card	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥611.6	¥49.7	¥40.9	¥423.9	¥117.0	¥1,243.1
Provision for (reversal of) credit losses	24.7	(15.8)	30.0	150.2	37.1	226.2
Charge-offs	84.2	1.1	25.5	198.7	51.6	361.1
Recoveries collected	7.3	—	0.6	44.1	12.5	64.5
Net charge-offs	76.9	1.1	24.9	154.6	39.1	296.6
Other(1)(2)	8.2	—	—	57.7	(4.3)	61.6
Balance at end of fiscal year	¥567.6	¥32.8	¥46.0	¥477.2	¥110.7	¥1,234.3

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the fiscal year ended March 31, 2026, the Krungsri segment includes the initial allowance for credit losses for the loans purchased with credit deterioration of ¥14.1 billion.
We recorded ¥226.2 billion of provision for credit losses for the fiscal year ended March 31, 2026, compared to ¥121.8 billion of provision for credit losses for the previous fiscal year. Our total allowance for credit losses as of March 31, 2026 was ¥1,234.3 billion, a decrease of ¥8.8 billion from ¥1,243.1 billion as of March 31, 2025. The total allowance for credit losses represented 0.85% of the total loan balance as of March 31, 2026, compared to 0.95% as of March 31, 2025.
Provision for credit losses for the fiscal year ended March 31, 2026 increased ¥104.4 billion compared to the previous fiscal year primarily due to the provision for credit losses related to a large borrower in the foreign manufacturing sector. Meanwhile, provision for credit losses for the Krungsri segment decreased, mainly reflecting the positive impact of measures implemented by Krungsri and its subsidiaries to improve loan collection and the asset quality of their automobile loan portfolios.
Significant trends in our portfolio segments are discussed below.
Commercial segment—We recorded ¥24.7 billion of provision for credit losses for the fiscal year ended March 31, 2026, compared to ¥93.1 billion of reversal of credit losses for the previous fiscal year. The provision for credit losses for the fiscal year ended March 31, 2026 was primarily related to a large borrower in the foreign manufacturing sector. The ratio of loans classified as Close Watch to total loans in the segment decreased to 1.53% as of March 31, 2026 from 1.99% as of March 31, 2025. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment decreased to 0.38% as of March 31, 2026 from 0.41% as of March 31, 2025. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 0.48% as of March 31, 2026 from 0.57% as of March 31, 2025.
Krungsri segment—We recorded ¥150.2 billion of provision for credit losses for the fiscal year ended March 31, 2026, compared to ¥156.6 billion of provision for credit losses for the previous fiscal year, mainly reflecting the positive impact of measures implemented by Krungsri and its subsidiaries to improve loan collection and the asset quality of their automobile loan portfolios. The ratio of loans classified as Under-Performing or below to total loans in the segment decreased to 13.17% as of March 31, 2026 from

13.24% as of March 31, 2025. The ratio of allowance for credit losses to the total loan balance in this segment increased to 4.86% as of March 31, 2026 from 4.79% as of March 31, 2025.
The recent acquisitions of consumer finance companies in South East Asia by Krungsri may affect the ratio of allowance for credit losses to the total loan balance in the Krungsri segment as consumer finance companies generally experience higher credit losses compared to commercial banks.
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
The allowance for credit losses on off-balance sheet credit instruments was ¥160.8 billion as of March 31, 2026, a decrease of ¥17.3 billion from ¥178.1 billion as of March 31, 2025.
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

	As of March 31,
	2025	2026	% Change
	(in billions, except percentages)
Commercial	¥503.2	¥486.5	(3.3)%
Domestic	279.5	198.8	(28.9)
Foreign	223.7	287.7	28.6
Residential	35.9	31.6	(11.9)
Card	77.5	38.2	(50.8)
Krungsri	327.6	331.0	1.0
Other	32.5	30.9	(4.6)
Total(1)	¥976.7	¥918.2	(6.0)%

Note:
(1)The above table does not include loans held for sale of ¥20.3 billion and ¥26.4 billion as of March 31, 2025 and 2026, respectively.
Total nonaccrual loans decreased ¥58.5 billion between March 31, 2025 and March 31, 2026, primarily due to decreases in the balance of nonaccrual loans in the Domestic Commercial and Card segments, partially offset by an increase in the Foreign Commercial segment. The decrease in nonaccrual loans in the Domestic Commercial segment was mainly related to the loans to large borrowers in the domestic manufacturing and communication sectors, and was also due to a decrease in the Card segment primarily reflecting the impact of the streamlining of loan assessment standards at Mitsubishi UFJ NICOS following the integration of credit card brands. The increase in the Foreign Commercial Segment primarily reflected the deterioration in the borrower condition of a large borrower in the foreign manufacturing sector.
Investment Portfolio
Our total investment securities decreased 7.7% to ¥53,819.5 billion as of March 31, 2026, compared to March 31, 2025. Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are classified as available-for-sale debt securities or held-to-maturity debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 25.9% as of March 31, 2026, compared to 37.9% as of March 31, 2025. The balance of such bonds decreased as we sold a portion of our available-for-sale Japanese government bonds in our investment securities portfolio with unrealized losses. We also sold a portion of our Japanese prefectural and municipal bond portfolio with unrealized losses. Our holding of Japanese government bonds that are classified as held-to-maturity debt securities increased between March 31, 2025 and March 31, 2026, accounting for 30.8% of our total investment securities as of March 31, 2026, compared to 24.6% as of March 31, 2025.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2025 and 2026, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2024, we announced that we increased our target to reduce the balance of equity securities held for strategic purposes valued on an acquisition cost basis under Japanese GAAP to ¥700.0 billion within the three years ending March 31, 2027. During the period through March 31, 2026, we sold down an aggregate of approximately ¥442.0 billion of equity securities held in our strategic equity investment portfolio on the same acquisition cost basis. Various factors, including changes in market conditions, may affect the amount of equity securities we should sell and our ability to achieve the target as planned. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio."

Debt Securities

	As of March 31,
	2025			2026			% Change
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥22,314.1	¥22,083.9	¥(230.2)	¥14,180.0	¥13,916.5	¥(263.5)	(36.5)%	(37.0)%	(14.4)%
Japanese prefectural and municipal bonds	319.8	310.0	(9.8)	177.0	166.5	(10.5)	(44.6)	(46.3)	(8.3)
Foreign government and official institution bonds	4,149.4	4,078.5	(70.9)	4,646.1	4,599.2	(46.9)	12.0	12.8	33.9
Corporate bonds	905.2	903.9	(1.3)	989.5	981.3	(8.2)	9.3	8.6	N/M
Mortgage-backed securities	1,121.8	1,122.0	0.2	1,015.9	1,017.0	1.1	(9.4)	(9.4)	192.5
Asset-backed securities	1,405.9	1,412.2	6.3	1,591.0	1,600.3	9.3	13.2	13.3	48.3
Other debt securities	502.4	502.6	0.2	352.0	353.5	1.5	(29.9)	(29.7)	N/M
Total available-for-sale debt securities	¥30,718.6	¥30,413.1	¥(305.5)	¥22,951.5	¥22,634.3	¥(317.2)	(25.3)%	(25.6)%	(3.8)%
Held-to-maturity debt securities
Japanese national government and Japanese government agency bonds	¥14,354.4	¥13,959.2	¥(395.2)	¥16,590.0	¥15,740.9	¥(849.1)	15.6%	12.8%	(114.9)%
Japanese prefectural and municipal bonds	2,545.6	2,452.5	(93.1)	2,847.3	2,682.1	(165.2)	11.9	9.4	(77.4)
Corporate bonds	214.9	211.3	(3.6)	243.8	237.7	(6.1)	13.4	12.5	(68.3)
Mortgage-backed securities	4,690.3	4,553.0	(137.3)	4,488.2	4,388.5	(99.7)	(4.3)	(3.6)	27.4
Asset-backed securities	1,466.9	1,470.9	4.0	1,843.3	1,844.0	0.7	25.7	25.4	(81.6)
Total held-to-maturity debt securities	¥23,272.2	¥22,647.0	¥(625.2)	¥26,012.6	¥24,893.2	¥(1,119.4)	11.8%	9.9%	(79.0)%

Net unrealized losses on available-for-sale debt securities increased 3.8% for the fiscal year ended March 31, 2026, compared to the previous fiscal year primarily due to increases in net unrealized losses on Japanese national government and Japanese government agency bonds. Net unrealized losses on Japanese national government and Japanese government agency bonds increased because their fair value declined as a result of rising interest rates in Japan. Net unrealized losses on available-for-sale foreign government and official institution bonds improved primarily as a result of an increase in their fair value due to the declines in interest rates overseas.
The amortized cost of available-for-sale debt securities decreased 25.3%, reflecting decreases in our holdings of Japanese national government and Japanese government agency bonds and Japanese prefectural and municipal bonds. The amortized cost of Japanese national government and Japanese government agency bonds decreased 36.5% and the amortized cost of Japanese prefectural and municipal bonds decreased 44.6% mainly as a result of the sale of these bonds as an asset and liability management measure in the rising interest rate environment in Japan.
The amortized cost of held-to-maturity debt securities increased 11.8% between March 31, 2025 and 2026 mainly due to the purchase of held-to-maturity debt securities, primarily long-term bonds, as an asset and liability management measure in the rising interest rate environment in Japan. The increase in net unrealized losses on Japanese national government and Japanese government agency bonds reflected the decline in the fair value of previously purchased bonds with lower coupons as a result of rising interest rates in Japan.
Equity Securities

	As of March 31,
	2025	2026	% Change
	(in billions, except percentages)
Equity securities:
Marketable equity securities	¥3,832.0	¥4,250.0	10.9%
Nonmarketable equity securities(1)	801.2	922.6	15.2
Total	¥4,633.2	¥5,172.6	11.6%

Note:
(1)These securities are equity securities, including unlisted common stocks and preferred shares, issued by both listed companies and unlisted companies, and carried at cost, except for those held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and measured at fair value, which are ¥100.8 billion and ¥143.5 billion at March 31, 2025 and March 31, 2026, respectively.

Equity securities increased 11.6% mainly because the fair value of marketable equity securities increased due to the rise in Japanese stock prices at the end of March 2026 compared to the end of March 2025, partially offset by sales of such securities during the fiscal year ended March 31, 2026. Marketable equity securities largely consist of listed equity securities in Japan.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks decreased ¥224.4 billion to ¥4,366.8 billion as of March 31, 2026 from ¥4,591.2 billion as of March 31, 2025. This decrease was primarily due to a decrease in cash on hand amid rising market interest rates.
Interest-earning deposits in other banks decreased ¥18,703.8 billion to ¥86,003.1 billion as of March 31, 2026 from ¥104,706.9 billion as of March 31, 2025. This decrease was mainly because of a decrease in domestic interest-earning deposits.
Receivables under Resale Agreements
Receivables under resale agreements decreased ¥1,896.7 billion to ¥16,885.0 billion as of March 31, 2026 from ¥18,781.7 billion as of March 31, 2025. This decrease was mainly because of a decrease in short-term funding transactions as part of our asset and liability management.
Receivables under Securities Borrowing Transactions
Receivables under securities borrowing transactions decreased ¥207.5 billion to ¥5,493.1 billion as of March 31, 2026 from ¥5,700.6 billion as of March 31, 2025. This decrease was mainly due to decreases in collateral deposited for funding in our securities subsidiaries.
Trading Account Assets
Trading account assets increased ¥24,504.8 billion to ¥83,921.9 billion as of March 31, 2026 from ¥59,417.1 billion as of March 31, 2025. Trading account assets mainly consist of trading account securities and trading derivative assets. Trading account securities increased ¥6,320.5 billion to ¥44,975.3 billion as of March 31, 2026 from ¥38,654.8 billion as of March 31, 2025 mainly due to an increase in our trading securities portfolio denominated in foreign currencies. Trading derivative assets increased ¥18,183.7 billion to ¥38,917.6 billion as of March 31, 2026 from ¥20,733.9 billion as of March 31, 2025 mainly due to an increase in interest rate derivative assets.
Total Liabilities
As of March 31, 2026, total liabilities were ¥404,741.6 billion, an increase of ¥18,051.1 billion from ¥386,690.5 billion as of March 31, 2025. This was primarily due to a ¥19,601.8 billion increase in trading account liabilities, a ¥11,340.3 billion increase in total deposits and a ¥3,475.0 billion increase in other liabilities, partially offset by a ¥13,763.3 billion decrease in due to trust account and other short-term borrowings.
Deposits

Deposits are our primary source of funds. The total balance of deposits increased ¥11,340.3 billion to ¥260,755.3 billion as of March 31, 2026 from ¥249,415.0 billion as of March 31, 2025. The increase was mainly attributable to increases in domestic and overseas interest-bearing deposits.
The total average balance of interest-bearing deposits increased ¥5,290.7 billion to ¥216,892.7 billion for the fiscal year ended March 31, 2026 from ¥211,602.0 billion for the fiscal year ended March 31, 2025. The increase was mainly due to increases in domestic and overseas interest-bearing deposits.
Payables under Repurchase Agreements
Payables under repurchase agreements decreased ¥4,147.7 billion to ¥39,516.1 billion as of March 31, 2026 from ¥43,663.8 billion as of March 31, 2025. This decrease was mainly because of a decrease in our short-term funding needs.
Other Short-Term Borrowings
Other short-term borrowings decreased ¥11,777.0 billion to ¥12,859.9 billion as of March 31, 2026 from ¥24,636.9 billion as of March 31, 2025. This decrease was mainly due to a decrease in borrowings from the Bank of Japan.
Trading Account Liabilities
Trading account liabilities increased ¥19,601.8 billion to ¥41,104.7 billion as of March 31, 2026 from ¥21,502.9 billion as of March 31, 2025. This increase was mainly due to an increase in interest rate derivative liabilities in our commercial banking subsidiaries.
Long-term Debt
Long-term debt increased ¥861.9 billion to ¥21,884.3 billion as of March 31, 2026 from ¥21,022.4 billion as of March 31, 2025. This increase was mainly due to an increase in the outstanding bonds issued by MUFG.
The average balance of long-term debt for the fiscal year ended March 31, 2026 was ¥20,559.1 billion, a decrease of ¥8,438.5 billion from ¥28,997.6 billion for the previous fiscal year.
Other Liabilities
Other liabilities increased by ¥3,475.0 billion to ¥19,887.8 billion as of March 31, 2026 from ¥16,412.8 billion as of March 31, 2025. This increase was primarily attributable to an increase in obligations to return securities received as collateral and an increase in accrued and other liabilities.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥251,739.0 billion for the fiscal year ended March 31, 2026 from ¥249,398.9 billion for the fiscal year ended March 31, 2025. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits combined with our average total equity of ¥20,289.3 billion, funded 62.5% of our average total assets of ¥435,345.7 billion during the fiscal year ended March 31, 2026. Our deposits exceeded our loans before allowance for credit losses by ¥115,936.1 billion as of March 31, 2026 compared to ¥117,976.5 billion as of March 31, 2025. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings for the fiscal year ended March 31, 2026 was ¥63,985.3 billion. The average balance of long-term debt for the fiscal year ended March 31, 2026 was ¥20,559.1 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

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

Total Equity

	As of March 31,
	2025	2026	% Change
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	—%
Capital surplus	4,300.0	4,014.5	(6.6)
Retained earnings	10,060.9	10,943.0	8.8
Retained earnings appropriated for legal reserve	239.6	239.6	—
Unappropriated retained earnings	9,821.3	10,703.4	9.0
Accumulated other comprehensive income, net of taxes	2,561.2	3,460.5	35.1
Treasury stock, at cost	(726.9)	(935.2)	(28.6)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥18,285.5	¥19,573.1	7.0
Noncontrolling interests	964.2	1,267.0	31.4
Total equity	¥19,249.7	¥20,840.1	8.3%
Ratio of total equity to total assets	4.74%	4.90%

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
As of March 31, 2026, we were required to maintain a minimum Common Equity Tier 1 capital ratio of 8.68% consisting of the minimum requirement at 4.5% plus a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.18% (compared to the countercyclical buffer of 0.16% required as of March 31, 2025). See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
For information on the issuances of Additional Tier 1 and Tier 2 securities, see also “—Recent Developments—Issuances of Basel III-Compliant Subordinated Debt.”
Leverage Requirements for Banking Institutions in Japan

Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of March 31, 2025 and 2026, we were required to maintain a minimum leverage ratio of 3.95% consisting of the minimum requirement at 3.15% plus a leverage ratio buffer equal to 50% of the G-SIB surcharge plus 0.05%, while deposits with the Bank of Japan remain excluded from the leverage ratio calculation. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage ratio.”
TLAC Requirements for Banking Institutions in Japan
Our External TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or total exposure in accordance with the FSA guidance. As of March 31, 2025 and 2026, we were required to maintain External TLAC ratios of 18% on a risk-weighted assets basis and 7.10% on a total exposure basis, while deposits with Bank of Japan remain excluded from the calculation of External TLAC ratios on a total exposure basis. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity.” For information on the issuances of TLAC-qualified securities, see also “—Recent Developments—Issuances of TLAC Eligible Senior Debt.”
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

	As of March 31, 2025	Minimum ratios required(1)	As of March 31, 2026	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥15,169.2		¥15,002.2
Additional Tier 1	2,635.6		2,981.7
Tier 1 capital	17,804.8		17,984.0
Tier 2 capital	2,340.1		2,289.5
Total capital	¥20,145.0		¥20,273.6
Risk-weighted assets	¥106,930.4		¥120,281.7
Capital ratios:
Common Equity Tier 1 capital	14.18%	8.66%	12.47%	8.68%
Tier 1 capital	16.65%	10.16%	14.95%	10.18%
Total capital	18.83%	12.16%	16.85%	12.18%
Leverage ratio(2)	5.29%	3.95%	4.94%	3.95%
External TLAC ratios
Risk-weighted assets basis(3)	24.64%	18.00%	23.25%	18.00%
Total exposure basis	9.16%	7.10%	9.06%	7.10%

Notes:
(1)The minimum capital ratios required as of March 31, 2025 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%. The minimum capital ratios required as of March 31, 2026 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.18%.
(2)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
(3)The External TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of March 31, 2025 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%. The External TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of March 31, 2026 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.18%.
Management believes that, as of March 31, 2026, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of March 31, 2026 was lower compared to the ratio as of March 31, 2025 primarily due to an increase in risk-weighted assets. The increase in risk-weighted assets was mainly driven by the expansion of our loan portfolio. The decrease in the ratio also reflected the impact of our investment in Shriram Finance. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with the change, the amount of retained earnings under Japanese GAAP which is included in MUFG Bank's Common Equity Tier 1 capital component as of March 31, 2025, reflects Krungsri's relevant amount for the fifteen months ended March 31, 2025.

	As of March 31, 2025	Minimum ratios required	As of March 31, 2026	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	15.10%	4.50%	13.87%	4.50%
Tier 1 capital ratio	17.68%	6.00%	16.42%	6.00%
Total capital ratio	19.63%	8.00%	18.02%	8.00%
Leverage ratio(1)	5.45%	3.15%	5.25%	3.15%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	13.56%	4.50%	12.84%	4.50%
Tier 1 capital ratio	16.41%	6.00%	15.55%	6.00%
Total capital ratio	19.96%	8.00%	19.40%	8.00%
Leverage ratio(1)	5.90%	3.15%	5.83%	3.15%
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	12.30%	4.50%	10.06%	4.50%
Tier 1 capital ratio	15.24%	6.00%	12.95%	6.00%
Total capital ratio	17.07%	8.00%	14.34%	8.00%
Leverage ratio(1)	4.51%	3.15%	4.21%	3.15%
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	14.35%	4.50%	12.56%	4.50%
Tier 1 capital ratio	16.89%	6.00%	14.91%	6.00%
Total capital ratio	20.06%	8.00%	18.26%	8.00%
Leverage ratio(1)	7.21%	3.15%	6.82%	3.15%

Note:
(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
Management believes that, as of March 31, 2026, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2025(1),(6)	June 30, 2025(2),(6)	September 30, 2025(3),(6)	December 31, 2025(4),(6)	March 31, 2026(5),(6)
MUFG (consolidated)	163.8%	161.8%	160.8%	154.3%	146.5%
MUFG Bank (consolidated)	174.5%	170.6%	171.5%	163.1%	155.7%
MUFG Bank (stand-alone)	182.6%	180.0%	181.4%	170.8%	161.6%
Mitsubishi UFJ Trust and Banking (consolidated)	124.0%	122.8%	123.6%	128.3%	122.0%
Mitsubishi UFJ Trust and Banking (stand-alone)	145.2%	141.5%	142.2%	150.6%	139.2%

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 6, 2025 and March 31, 2024 divided by the average amount of net cash outflows for the same 57 business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2025 and June 30, 2025 divided by the average amount of net cash outflows for the same 62 business days.
(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2025 and September 30, 2025 divided by the average amount of net cash outflows for the same 62 business days.
(4)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between October 1, 2025 and December 30, 2025 divided by the average amount of net cash outflows for the same 62 business days.
(5)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 5, 2026 and March 31, 2026 divided by the average amount of net cash outflows for the same 58 business days.
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

	As of March 31, 2025	As of June 30, 2025	As of September 30, 2025	As of December 31, 2025	As of March 31, 2026
MUFG (consolidated)	120.9%	119.7%	115.0%	108.3%	118.7%
MUFG Bank (consolidated)	127.0%	126.4%	123.5%	117.2%	120.2%
MUFG Bank (stand-alone)	127.5%	126.9%	124.6%	117.7%	124.0%
Mitsubishi UFJ Trust and Banking (consolidated)	127.7%	125.5%	124.6%	121.0%	115.3%
Mitsubishi UFJ Trust and Banking (stand-alone)	127.3%	123.0%	122.8%	117.9%	113.7%
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

Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of March 31, 2026, on a stand-alone basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥593.5 billion represented 292.1% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, on a consolidated basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥596.3 billion represented 290.3% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2025, on a stand-alone basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥ 564.2 billion represented 300.7% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, on a consolidated basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥564.3 billion represented 300.7% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
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

	Fiscal years ended March 31,
	2025	2026
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥294	¥562
Changes attributable to contracts realized or otherwise settled during the fiscal year	88	(347)
Fair value of new contracts entered into during the fiscal year	332	—
Changes in fair values attributable to changes in valuation techniques and assumptions	31	47
Other changes in fair value, principally revaluation at end of fiscal year	(183)	(82)
Net fair value of contracts outstanding at end of fiscal year	¥562	¥180
Maturities of Non-exchange Traded Contracts

	As of March 31, 2026
	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥—	¥—
Maturity less than 3 years	—	180
Maturity less than 5 years	—	—
Maturity 5 years or more	—	—
Total fair value	¥—	¥180
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
On March 31, 2026, we had ¥119,864.7 billion and ¥9,844.8 billion of loans in the Commercial and Krungsri segments, respectively, and recorded an allowance for credit losses against these loans of ¥567.6 billion and ¥477.2 billion, respectively.
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
Goodwill
As part of our global strategies, we have executed multiple large-scale acquisitions, investments and capital alliances, and recorded goodwill resulting from these business combinations. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a process that compares the carrying amount of a reporting unit with its fair value. An impairment loss is recognized to the extent that the carrying amount of a reporting unit exceeds its fair value, but not exceeding the total amount of goodwill allocated to that reporting unit. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Our consolidated goodwill balance was ¥566.5 billion on March 31, 2026, which was allocated to our reporting units in the Retail & Digital Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group and Global Markets Business Group. For a reporting unit for which an observable quoted price is not available, we determined the fair value of each reporting unit mainly using the income approach. The income approach determined the fair value of the reporting units by discounting management’s projections of each reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
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

Accounting Changes and Recently Issued Accounting Pronouncements
See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements.

　Item 6.    Directors, Senior Management and Employees.
A.Directors and Senior Management
Members of the Board of Directors
The following table sets forth the members of our board of directors as of June 26, 2026, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience

Satoko Kuwabara* (November 1, 1964) *Reports under Section 16(a) of the U.S. Securities Exchange Act of 1934, as amended, are filed under the name of Satoko Ohta.	Member of the Board of Directors (Outside Director)	April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Mori Sogo (currently Mori Hamada & Matsumoto)
		January 1998	Partner of Mori Hamada & Matsumoto
		June 2016	Outside Director of Bandai Namco Holdings Inc.
		March 2020	Outside Auditor of Unicafe Inc. (incumbent)
		April 2020	Partner of Gaien Partners (incumbent)
		June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha
		June 2021	Member of the Board of Director (Outside Director) of MUFG (incumbent)
		June 2023	Outside Director of Nippon Yusen Kabushiki Kaisha (incumbent)

Mari Elka Pangestu (October 23, 1956)	Member of the Board of Directors (Outside Director)	August 1986	Joined Centre for Strategic and International Studies Indonesia
		July 1987	Research Coordinator, Program for Financial Policy and Training of Ministry of Finance, the Republic of Indonesia
Deputy Director of Inter University Center, Economics, University of Indonesia
		November 1991	Program Coordinator for Trade Policy Forum, Pacific Economy Cooperation Council
		January 1997	Executive Director of Centre for Strategic and International Studies Indonesia
		October 2004	Minister of Trade of the Republic of Indonesia
		October 2011	Minister of Tourism and Creative Economy of the Republic of Indonesia
		March 2015	Professor of International Economics, University of Indonesia
		March 2020	Managing Director of Development Policy and Partnerships, the World Bank
		July 2023	Independent Non-executive Director of AIA Group Limited (incumbent)
		June 2024	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
		November 2024	Vice Chairperson of National Economic Council (DEN), Republic of Indonesia (incumbent)

Hiroshi Shimizu (January 30, 1961)	Member of the Board of Directors (Outside Director)	April 1983	Joined Nippon Life Insurance Company
		March 2009	Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
		March 2012	Managing Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
		July 2013	Director and Managing Executive Officer of Nippon Life Insurance Company
March 2014
Director and Managing Executive Officer, General Manager, Head Office 1st Corporate Marketing Dept., Head Office 3rd Corporate Marketing Dept., Head Office East Japan Corporate Marketing Dept. of Nippon Life Insurance Company

		July 2014	Managing Executive Officer of Nippon Life Insurance Company
		March 2016	Senior Managing Executive Officer of Nippon Life Insurance Company
		July 2016	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2018	President of Nippon Life Insurance Company
		June 2021	Outside Director of FUJI KYUKO CO., LTD. (incumbent)
Director of TOKYU CORPORATION (incumbent)
		June 2024	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		April 2025	Chairman of Nippon Life Insurance Company (incumbent)

David Sneider (July 25, 1957)	Member of the Board of Directors (Outside Director)	December 1984	Associate of Paul, Weiss, Rifkind, Wharton & Garrison LLP
		June 1985	Registered as an attorney at law, admitted in States of New York in the United States
		July 1987	Director and Counsel of Legal Department, Salomon Brothers Inc.
		February 1992	Associate of Simpson Thacher & Bartlett LLP
		January 1994	Partner of Simpson Thacher & Bartlett LLP
		June 2022	Outside Director of PHC Holdings Corporation (incumbent)
		June 2023	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Miyuki Suzuki (August 3, 1960)	Member of the Board of Directors (Outside Director)	September 1982	Joined Reuters (London, UK)
		January 1997	Managing Director, Reuters South East Asia (Singapore)
		April 1998	Managing Director, Brokat Asia Pte Ltd (Singapore)
		January 2001	Founder and Chief Executive Officer, CAZH Pte Ltd (Singapore)
		March 2002	Executive Vice President and Head, Consumer Business, Japan Telecom Co. Ltd,
		June 2004	CEO Asia Pacific for LexisNexis, based in Tokyo Japan
		January 2007	President and CEO of KVH Co Ltd
		March 2011	Vice-Chairman of KVH Co Ltd
		December 2011	Chief Executive Officer and Representative Director, Jetstar Japan Co., Ltd.
		May 2015	President and General Manager, Cisco Systems Japan
		January 2018	President Asia-Pacific, Japan and China, Cisco Systems
		August 2022	Non-executive director of Twilio Inc. (incumbent)
		February 2025	Non executive director of SanDisk Corporation (incumbent)
		June 2025	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Koichi Tsuji (April 10, 1957)	Member of the Board of Directors (Outside Director)	October 1984	Joined Peat Marwick Mitchell & Company
		September 1988	Registered as Certified Public Accountant in Japan
		February 1989	Resident Representative, Zurich, Switzerland
		July 2004	Senior Partner of Ernst & Young ShinNihon LLC
		February 2016	Chairman and CEO of Ernst & Young ShinNihon LLC
		July 2019	Chairman & CEO of EY Japan Godo Kaisha
Member of the Board of Directors of EY Japan Co., Ltd.
		June 2021	Member of the Board of Directors (Outside Director) of MUFG (incumbent)
		June 2023	Outside Statutory Auditor of TEIJIN LIMITED
Outside Director of MARUICHI STEEL TUBE LTD. (incumbent)
		June 2025	Independent Outside Director of TEIJIN LIMITED (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Teruhisa Ueda (May 14, 1957)	Member of the Board of Directors (Outside Director)	April 1982	Joined SHIMADZU CORPORATION
		June 2007	Corporate Officer, Deputy General Manager, Analytical & Measuring Instruments Division of SHIMADZU CORPORATION
		June 2011	Director, Member of the Board, General Manager, Analytical & Measuring Instruments Division of SHIMADZU CORPORATION
		June 2013	Director, Member of the Board, Managing Executive Officer of SHIMADZU CORPORATION
		June 2014	Director, Member of the Board, Senior Managing Executive Officer of SHIMADZU CORPORATION
		June 2015	Representative Director, President & CEO of SHIMADZU CORPORATION
		April 2022	Representative Director, Chairman of the Board of SHIMADZU CORPORATION (incumbent)
		June 2025	Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Kenichiro Yoshida (October 20, 1959)	Member of the Board of Directors (Outside Director)	April 1983	Joined Sony Corporation (currently Sony Group Corporation)
		June 1998	General Manager, CEO Strategy Office, Sony Corporation
		July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
		May 2001	Senior Vice President, Sony Communication Network Corporation
		April 2005	President and Representative Director, Sony Communication Network Corporation
		December 2013	EVP, CSO and Deputy CFO, Corporate Executive Officer, Sony Corporation
		April 2014	EVP, CFO, Representative Corporate Executive Officer, Sony Corporation
		June 2014	Director, Sony Corporation
		April 2015	Executive Deputy President and CFO, Representative Corporate Executive Officer, Sony Corporation
		April 2018	President and CEO, Representative Corporate Executive Officer, Sony Corporation
		June 2020	Chairman, President and CEO, Representative Corporate Executive Officer, Sony Corporation
		April 2021	Director, Chairman, President and CEO, Representative Corporate Executive Officer, Sony Group Corporation
		April 2023	Director, Chairman and CEO, Representative Corporate Executive Officer, Sony Group Corporation
		April 2025	Director and Executive Chairman, Representative Corporate Executive Officer, Sony Group Corporation
		November 2025	Member of J.P. Morgan International Council (incumbent)
		April 2026	Director and Executive Chairman, Sony Group Corporation
		June 2026	Executive Chairman, Sony Group Corporation (incumbent)
Member of the Board of Directors (Outside Director) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Takayuki Yasuda (June 19, 1963)	Member of the Board of Directors	April 1987	Joined The Mitsubishi Trust and Banking Corporation
		June 2013	Executive Officer of TB
		February 2015	Executive Officer of MUFG
		June 2017	Managing Executive Officer of TB
		April 2021	Director and Senior Managing Executive Officer of TB
Senior Managing Corporate Executive of MUFG
		April 2023	Director, Deputy President, and Executive Officer of TB
		April 2024	Managing Executive Officer of MUFG
		June 2025	Member of the Board of Directors of MUFG (incumbent)
Norio Kanie (October 19, 1970)	Member of the Board of Directors	April 1994	Joined The Sanwa Bank, Limited
		June 2021	Executive Officer of BK
Executive Officer of MUFG
		April 2023	Executive Officer of SCHD
		April 2025	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2026	Member of the Board of Directors of MUFG (incumbent)

Hironori Kamezawa (November 18, 1961)	Member of the Board of Directors Chairman (Corporate Executive)	April 1986	Joined The Mitsubishi Bank, Limited
		June 2010	Executive Officer of BK
Executive Officer of MUFG
		May 2014	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		May 2017	Managing Corporate Executive of MUFG
		June 2017	Member of the Board of Directors, Managing Executive Officer of BK
		May 2018	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		December 2018	CEO and Representative of the Board of Directors of Global Open Network, Inc.
		April 2019	Deputy President of MUFG
Member of the Board of Directors, Deputy President of BK
CEO and Representative of the Board of Directors of Global Open Network Japan, Inc.
		June 2019	Member of the Board of Directors, Deputy President of MUFG
		August 2019	Chairman of Global Open Network Japan, Inc.
		April 2020	Member of the Board of Directors of BK
Member of the Board of Directors, President & Group CEO of MUFG
		May 2021	Director of Morgan Stanley (incumbent)
		April 2026	Member of the Board of Directors, Chairman of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Junichi Hanzawa (January 19, 1965)	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	April 1988	Joined The Mitsubishi Bank, Limited
		June 2014	Executive Officer of BK
Executive Officer of MUFG
		May 2018	Managing Executive Officer of BK
		April 2019	Managing Corporate Executive of MUFG
		June 2019	Member of the Board of Directors, Managing Executive Officer of BK
		April 2021	President & CEO of BK
Deputy Chairman of MUFG
		June 2021	Member of the Board of Directors, Deputy Chairman of MUFG
		April 2022	Member of the Board of Directors of MUFG
		April 2026	Member of the Board of Directors, President & Group CEO of MUFG (incumbent)
Member of the Board of Directors of BK (incumbent)

Hiroshi Kubota (May 17, 1969)	Member of the Board of Directors	April 1992	Joined The Mitsubishi Trust and Banking Corporation
		April 2018	Executive Officer of TB
Executive Officer of BK
		April 2019	Executive Officer of MUFG
		April 2022	Managing Executive Officer of TB
Managing Executive Officer of BK
		April 2024	Director and Senior Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2025	President and CEO of TB (incumbent)
		June 2025	Member of the Board of Directors of MUFG (incumbent)

Masakazu Osawa (June 20, 1968)	Member of the Board of Directors	April 1991	Joined The Mitsubishi Bank, Limited
		June 2017	Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of BK
Managing Corporate Executive of MUFG
		June 2020	Member of the Board of Directors, Managing Executive Officer of BK
		April 2023	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2025	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG
		June 2025	Member of the Board of Directors, Senior Managing Executive Officer of BK
		April 2026	President & CEO of BK (incumbent)
Managing Executive Officer of MUFG
		June 2026	Member of the Board of Directors of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience

Hiroyuki Seki (March 10, 1968)	Member of the Board of Directors	April 1990	Joined The Mitsubishi Bank, Limited
		June 2016	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG
		April 2025	Member of the Board of Directors, Deputy President of BK
		April 2026	President & CEO of SCHD (incumbent)
President & CEO of MUMSS (incumbent)
Managing Executive Officer of MUFG
		June 2026	Member of the Board of Directors of MUFG (incumbent)

Notes:	The following abbreviations are used in the table above:
“BK” refers to MUFG Bank, Ltd. or its former name The Bank of Tokyo-Mitsubishi UFJ, Ltd.
“TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
“SCHD” refers to Mitsubishi UFJ Securities Holdings Co., Ltd.
“MUMSS” refers to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
“MUAH” refers to MUFG Americas Holdings Corporation.

Corporate Executives
The following table sets forth our corporate executives as of June 26, 2026, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Hironori Kamezawa (November 18, 1961)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Yasushi Itagaki (May 24, 1964)	Deputy Chairman	April 1987	Joined The Bank of Tokyo, Ltd.
		June 2013	Executive Officer of BK
		July 2013	Executive Officer of MUFG
		May 2017	Managing Executive Officer of BK
		October 2019	President & CEO of PT Bank Danamon Indonesia, Tbk.
		April 2021	Senior Managing Corporate Executive of BK
		April 2022	Deputy President of BK
		April 2023	Senior Managing Corporate Executive of MUFG
		June 2023	Member of the Board of Directors, Deputy President of BK
		April 2026	Member of the Board of Directors, Deputy Chairman of BK (incumbent)
Deputy Chairman of MUFG (incumbent)

Junichi Hanzawa (January 19, 1965)	See “Members of the Board of Directors” under this Item 6.A.	See “Members of the Board of Directors” under this Item 6.A.

Fumitaka Nakahama (July 28, 1966)	Senior Managing Corporate Executive (Group Head, Global Corporate & Investment Banking Business Group)	December 2009	Joined The Bank of Tokyo-Mitsubishi UFJ, Ltd.
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG (incumbent)
		April 2026	Member of the Board of Directors, Deputy President of BK (incumbent)

Takafumi Ihara (May 18, 1967)	Senior Managing Corporate Executive (Group Head, Asset Management & Investor Services Business Group)	April 1990	Joined The Mitsubishi Trust and Banking Corporation
		June 2016	Executive Officer of TB
		April 2018	Executive Officer of MUFG
		April 2021	Managing Executive Officer of TB
		April 2023	Senior Managing Executive Officer of TB
		April 2024	Director and Senior Managing Executive Officer of TB
Senior Managing Corporate Executive of MUFG (incumbent)
		April 2025	Director, Deputy President, and Executive Officer of TB (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Jun Togawa (July 3, 1967)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Chief Financial Officer, or Group CFO)	April 1990	Joined The Mitsubishi Trust and Banking Corporation
		June 2016	Executive Officer of TB
Executive Officer of BK
Executive Officer of MUFG
		April 2020	Managing Executive Officer of TB
Managing Executive Officer of BK
		April 2023	Director and Senior Managing Executive Officer of TB
Managing Executive Officer of MUFG
		April 2024	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)
		June 2024	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)

Hideaki Takase (December 14, 1968)	Senior Managing Corporate Executive
(Representative Corporate Executive)
(Group Head, Japanese Corporate & Investment Banking Business Group (excluding in charge of Wealth Management Research Division))
		April 1991	Joined The Mitsubishi Bank, Limited
		June 2017	Executive Officer of BK
Executive Officer of MUFG
		August 2019	President & CEO of MUFG Bank (Europe) N.V.
		April 2021	Managing Executive Officer of BK
		April 2022	Managing Corporate Executive of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2023	Managing Corporate Executive (Representative Corporate Executive) of MUFG
		April 2025	Member of the Board of Directors, Senior Managing Executive Officer of BK
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)
		April 2026	Member of the Board of Directors, Deputy President of BK (incumbent)

Tadashi Yamamoto (May 23, 1969)	Senior Managing Corporate Executive (Group Head, Retail & Digital Business Group Group Chief Digital Transformation Officer, or Group CDTO)	April 1992	Joined The Bank of Tokyo, Ltd.
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2022	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2022	Member of the Board of Directors, Managing Executive Officer of BK
		April 2023	Managing Corporate Executive of MUFG
		April 2026	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Katsunori Yokomaku (December 23, 1967)	Senior Managing Corporate Executive (Group Chief Risk Officer, or Group CRO)	April 1992	Joined The Sanwa Bank, Limited
		June 2018	Executive Officer of BK
Executive Officer of MUFG
		April 2022	Managing Executive Officer of BK
		April 2024	Managing Corporate Executive of MUFG
		June 2024	Member of the Board of Directors, Managing Executive Officer of BK
		April 2026	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)
Senior Managing Corporate Executive of MUFG (incumbent)

Masatoshi Komoriya (March 19, 1969)	Senior Managing Corporate Executive (Group Chief Operating Officer-International, or Group COO-I Group Head, Global Commercial Banking Business Group)	April 1991	Joined The Bank of Tokyo, Ltd.
		June 2017	Executive Officer of BK
Executive Officer of MUFG
		April 2022	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2026	Senior Managing Executive Officer of BK
Senior Managing Corporate Executive of MUFG (incumbent)
		June 2026	Member of the Board of Directors, Senior Managing Executive Officer of BK (incumbent)

Takuya Tanaka (December 6, 1968)	Senior Managing Corporate Executive (Representative Corporate Executive) (Group Head, Commercial Banking & Wealth Management Business Group (excluding in charge of Wealth Management Research Division))	April 1991	Joined The Sanwa Bank, Limited
		June 2017	Executive Officer of BK
Executive Officer of MUFG
		April 2021	Managing Executive Officer of BK
		April 2023	Managing Executive Officer of MUFG
		April 2025	Senior Managing Executive Officer of BK
		April 2026	Deputy President of BK
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)
		June 2026	Member of the Board of Directors, Deputy President of BK (incumbent)
Senior Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)
Masahiro Kuniyuki (October 20, 1970)	Managing Corporate Executive (Group Chief Human Resources Officer, or Group CHRO Deputy in charge of Corporate Administration Division)	April 1994	Joined The Mitsubishi Trust and Banking Corporation
		April 2020	Executive Officer of TB
		April 2022	Executive Officer of BK
Executive Officer of MUFG
		April 2024	Managing Executive Officer of TB
Managing Executive Officer of BK
Managing Executive Officer of MUFG
		April 2025	Director and Managing Executive Officer of TB (incumbent)
Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Akiko Sueoka (October 31, 1971)	Managing Corporate Executive (Group Chief Legal Officer, or Group CLO)	April 1994	Joined Ministry of Health and Welfare (currently Ministry of Health, Labour and Welfare)
		April 2000	Registered as attorney at law
Joined Mori Sogo
		September 2003	The New York office of Simpson Thacher & Bartlett LLP
		October 2004	The Rome office of Pavia e Ansaldo
		July 2005	Secondment to the Economic and Industrial Policy Bureau of the Ministry of Economy, Trade and Industry
		January 2009	Partner of Mori Hamada & Matsumoto
		June 2025	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
Managing Corporate Executive of MUFG (incumbent)

Tomoyuki Kamioka (June 27, 1970)	Managing Corporate Executive (Group Head, Global Markets Business Group)	April 1994	Joined The Bank of Tokyo, Ltd.
		June 2020	Executive Officer of BK.
Executive Officer of MUFG
		August 2020	Executive Officer of SCHD
		April 2023	Executive Officer of MUMSS
		April 2024	Managing Executive Officer of SCHD
Managing Executive Officer of MUMSS
Managing Executive Officer of MUFG
		February 2025	Representative Director of MUFG Morgan Stanley Credit Solutions Co., Ltd. (incumbent)
		April 2025	Senior Managing Executive Officer of SCHD (incumbent)
Deputy President of MUMSS
		June 2025	Member of the Board of Directors, Deputy President of MUMSS (incumbent)
		April 2026	Managing Corporate Executive of MUFG (incumbent)

Miki Katayama (September 2, 1970)	Managing Corporate Executive (Group Chief Compliance Officer, or Group CCO)	April 1993	Joined The Mitsubishi Bank, Limited
		June 2022	Executive Officer of BK
Executive Officer of MUFG
		April 2026	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2026	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Takayuki Sakurai (May 12, 1971)	Managing Corporate Executive (Group Chief Audit Officer, or Group CAO Managing Director, Head of Internal Audit Division)	April 1994	Joined The Mitsubishi Bank, Limited
		April 2020	Executive Officer of BK
Executive Officer of MUFG
		April 2024	Executive Officer of SCHD
Executive Officer of MUMSS
		April 2025	Executive Officer of BK
		June 2025	Member of the Board of Directors, Audit and Supervisory Committee Member of BK
		April 2026	Managing Corporate Executive of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kensuke Tokuma (November 17, 1972)	Managing Corporate Executive (Group Chief Information Officer, or Group CIO)	April 1996	Joined The Sanwa Bank, Limited
		June 2023	Executive Officer of BK
Executive Officer of MUFG
		April 2026	Managing Executive Officer of BK
Managing Corporate Executive of MUFG (incumbent)
		June 2026	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)

Yoshiaki Ueno (February 26, 1974)	Managing Corporate Executive
(Representative Corporate Executive)
(Group Chief Strategy Officer, or Group CSO (in charge of Corporate Planning Division (excluding Financial Resources Management and Global Business)
Group Chief Sustainability Officer, or Group CSuO
In charge of Corporate Administration Division)
		April 1996	Joined The Bank of Tokyo-Mitsubishi, Ltd.
		June 2022	Executive Officer of BK
Executive Officer of MUFG
		February 2025	Managing Executive Officer of BK
Managing Executive Officer of MUFG
		June 2025	Member of the Board of Directors, Managing Executive Officer of BK (incumbent)
		April 2026	Managing Corporate Executive (Representative Corporate Executive) of MUFG (incumbent)

Notes:	The following abbreviations are used in the table above:
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
B.Compensation
The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2026 to our directors and corporate executives consisted of annual base salaries, stock compensation, cash bonuses and other benefits. MUFG’s compensation committee determines the compensation paid to our directors and corporate executives. For our compensation recovery policy, see Exhibit 97 to this Annual Report.
The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2026 to our directors (excluding outside directors), corporate executives and outside directors:

			Non-Adjustable Compensation		Adjustable Compensation
Classification	Number of Recipients(1)	Aggregate Compensation	Annual Base Salary(2)	Stock Compensation	Cash Bonuses	Stock Compensation
		(in millions)
Directors (excluding outside directors)	7	¥969	¥406	¥75	¥260	¥228
Corporate Executives	18	¥2,535	¥1,093	¥367	¥676	¥399
Outside Directors	11	¥254	¥254	―	―	―

Notes:
(1)Includes the current directors and corporate executives as well as those who retired during the fiscal year ended March 31, 2026.
(2)Includes other benefits.

The following table sets forth the details of individual compensation paid, including benefits in kind granted by MUFG and its subsidiaries, in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2026:

			Non-Adjustable Compensation		Adjustable Compensation
Directors	Aggregate Compensation	Paid by	Annual Base Salary(1)	Stock Compensation	Cash Bonuses	Stock Compensation
	(in millions)
Kanetsugu Mike	¥200	MUFG	¥58	¥29	¥70	¥43
Hironori Kamezawa	¥357	MUFG	¥101	¥34	¥111	¥75
		BK	20	16	―	―
Junichi Hanzawa	¥314	MUFG	¥55	¥14	¥47	¥36
		BK	57	22	47	36
Makoto Kobayashi	¥237	MUFG	¥35	¥5	¥43	¥32
		SCHD	18	3	24	16
		MUMSS	18	3	24	16
Hiroshi Kubota	¥216	MUFG	¥35	¥5	¥33	¥30
		TB	35	15	33	¥30
Yutaka Miyashita	¥143	MUFG	¥41	¥11	¥22	¥12
		BK	22	13	14	8
Fumitaka Nakahama	¥144	MUFG	¥41	¥10	¥24	¥12
		BK	22	11	16	8
Hiroyuki Seki	¥188	MUFG	¥48	¥11	¥32	¥17
		BK	27	21	21	11
Shuichi Yokoyama	¥127	MUFG	¥63	¥13	¥32	¥19
Yasushi Itagaki	¥161	MUFG	¥48	¥10	¥26	¥16
		BK	27	6	17	11
Takafumi Ihara	¥159	MUFG	¥41	¥8	¥28	¥15
		TB	22	19	16	10
Jun Togawa	¥127	MUFG	¥41	¥8	¥19	¥11
		BK	22	5	13	8
Masakazu Osawa	¥145	MUFG	¥41	¥7	¥19	¥12
		BK	20	21	17	8
Hideaki Takase	¥145	MUFG	¥35	¥8	¥20	¥11
		BK	18	22	13	8
		TB	10	—	—	—
Keitaro Tsukiyama	¥109	MUFG	¥36	¥8	¥15	¥8
		BK	19	8	10	5

			Non-Adjustable Compensation		Adjustable Compensation
Directors	Aggregate Compensation	Paid by	Annual Base Salary(1)	Stock Compensation	Cash Bonuses	Stock Compensation
Toshiki Ochi	¥110	MUFG	¥36	¥10	¥15	¥8
		BK	19	6	10	6
Tadashi Yamamoto	¥110	MUFG	¥32	¥9	¥15	¥8
		BK	15	9	10	6
		ACOM	6	—	—	—
Katsunori Yokomaku	¥107	MUFG	¥30	¥6	¥15	¥8
		BK	15	8	10	5
		SCHD	10	—	—	—

Note:	(1) Includes other benefits. (2)The following abbreviations are used in the table above:
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
Stock Compensation Plans
Under our stock compensation plan, qualified directors (excluding outside directors and directors serving as audit committee members), corporate executives and others of MUFG and its major domestic subsidiaries are assigned, on a monthly basis, (1) points based on their job responsibilities, or non-adjustable points, and (2) additional points based on their job responsibilities which are adjusted within the range of 0% to 150% at the end of each fiscal year and at the end of each plan period to reflect the extent to which a financial target measured under Japanese GAAP and other factors determined by the compensation committee are attained, or adjustable points. Each plan period corresponds to the period covered by the three-year medium-term business plan of MUFG. Each accumulated point represents a right to receive one share of MUFG common stock from a trust established in Japan to administer the plan grants as determined by the compensation committee.
Non-adjustable points are determined at the time of a grantee’s assumption of the job responsibilities based on which such points are granted, and the shares are delivered following the grantee’s departure from the job responsibilities. Adjustable points are determined either at the end of each fiscal year during the applicable plan period or at the end of the plan period, depending on the manner in which the adjustable point system is structured, and the shares are delivered following the end of the plan period. The right to receive shares is subject to conditions imposed by the compensation committee, including non-engagement in misconduct. A portion of the shares to be exchanged for a grantee’s points may be delivered in cash, including through market sale of such shares.
The grantees are entitled to “dividend equivalent credits” on their points received under the plan when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their points under the plan, less expenses relating to the administration of the plan. Accumulated dividend equivalents are paid to grantees at the time of the delivery of the shares.
The shares to be delivered to grantees are purchased on the open market by the trustee of a trust pursuant to a trust agreement among MUFG, the trustee and the independent caretaker of the trust. Each plan is funded in cash up to a maximum aggregate amount determined by our compensation committee.
The initial stock compensation plan commenced on July 1, 2016. The grants under the plan were tied to MUFG’s previous medium-term business plan for the three-year period ended March 31, 2018. The trust for the plan was funded with ¥9.8 billion in cash, and 18,785,400 shares of MUFG common stock were purchased by the trustee of the plan trust in May 2016. The plan was adopted after our compensation committee decided in May 2016 to cease to provide any additional stock acquisition rights under our previous stock-based compensation structure and to introduce the stock compensation plan.
The second stock compensation plan commenced on December 1, 2016. The trust for the plan was funded with 8.8 billion in cash, and an aggregate of 13,004,300 shares of MUFG common stock were purchased by the trustee of the plan trust in November 2016 and May 2017. The plan was adopted to replace the outstanding stock acquisition rights under our previous stock-based compensation structure. Upon the adoption of the plan, the stock acquisition rights that had been allotted to grantees but remained unexercised under the then-outstanding stock-based compensation plans were exchanged for points under the stock compensation plan, and the rights to receive shares of MUFG common stock represented by these points were vested. The outstanding stock acquisition rights of grantees who were on overseas assignments at the time of the adoption of the plan were exchanged for points under the stock compensation plan upon their return to Japan. Each grantee receives shares of MUFG common stock in exchange for points upon the grantee’s departure from his or her job responsibilities based on which the right to receive such shares was granted.
On May 15, 2018, the compensation committee approved additional grants under the initial stock compensation plan, which was amended in connection with the launch of MUFG’s previous medium-term business plan for the three-year period ended March 31, 2021. The trust period of the plan trust was extended until August 31, 2021, and the maximum amount of funds to be contributed to the plan trust was reset at ¥26.3 billion. The formula for determining adjustable points under the plan was also revised. In May 2018, the plan trust was funded with ¥9.6 billion in cash, and 13,049,600 shares of MUFG common stock were purchased by the trustee of the plan trust.
On May 17, 2021, the compensation committee approved additional grants under the initial stock compensation plan, which was amended in connection with the launch of MUFG’s previous medium-term business plan for the three-year period ended March 31, 2024. The trust period of the plan trust was extended until August 31, 2024, and the maximum amount of funds to be contributed to the plan trust was reset at ¥26.6 billion. The formula for determining adjustable points under the plan was also revised. In May 2021, the plan trust was funded with ¥8.3 billion in cash, and 13,381,500 shares of MUFG common stock were purchased by the trustee of the plan trust.
On May 15, 2024, the compensation committee approved additional grants under the initial stock compensation plan, which was amended in connection with the launch of MUFG’s current medium-term business plan for the three-year period ending March 31, 2027. The trust period of the plan trust was extended until August 31, 2027, and the maximum amount of funds to be contributed to the plan trust was reset at ¥34.4 billion. The formula for determining adjustable points under the plan was also revised. In May 2024, the plan trust was funded with ¥14.1 billion in cash, and 9,080,700 shares of MUFG common stock were purchased by the trustee of the plan trust.
For more information on our stock compensation plan, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
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
The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between MUFG Americas Holdings and the trustee. As of June 30, 2026, 150,842,161 RSUs have been granted under the plan, of which 7,454,607 RSUs were outstanding as of June 30, 2026.
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
The shares exchanged for a grantee’s points are delivered following the end of the plan period. The right to receive shares of MUFG common stock in exchange for points is subject to conditions imposed by each subsidiary, including non-engagement in misconduct. A portion of the shares to be exchanged for a grantee’s points may be delivered in cash, including through market sale of such shares.
The grantees are not entitled to any dividends on their points received under the plan when MUFG pays dividends to its shareholders. Dividends on such points are used to cover expenses relating to the administration of the plan or acquire shares for the plan.
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
Share Ownership
As of July 1, 2026, our directors and corporate executives held the following numbers of shares of our common stock and held or were entitled to receive the following numbers of points under our stock compensation plan pursuant to which each such point will be exchangeable for one share of our common stock as further described in “—Stock Compensation Plans” above:

Directors	Number of Shares Registered	Number of Points Under Stock Compensation Plan
Satoko Kuwabara	—	—
Mari Elka Pangestu	—	—
Hiroshi Shimizu	—	—
David Sneider	―	―
Miyuki Suzuki	100	—
Koichi Tsuji	—	—
Teruhisa Ueda	―	―
Kenichiro Yoshida	50,000	—
Takayuki Yasuda	130,200	34,798
Norio Kanie	35,300	37,895
Hiroshi Kubota	53,364	176,734
Masakazu Osawa	15,200	64,133
Hiroyuki Seki	54,450	203,908

Corporate Executives	Number of Shares Registered	Number of Points Under Stock Compensation Plan
Hironori Kamezawa	247,339	327,104
Yasushi Itagaki	42,000	83,906
Junichi Hanzawa	236,500	304,151
Fumitaka Nakahama	42,569	167,291
Takafumi Ihara	52,120	117,503
Jun Togawa	132,800	44,602
Hideaki Takase	38,100	80,920
Tadashi Yamamoto	37,400	144,314
Katsunori Yokomaku	29,317	89,700
Masatoshi Komoriya	5,800	30,585
Takuya Tanaka	41,559	110,448
Masahiro Kuniyuki	19,600	58,864
Akiko Sueoka	―	17,696
Tomoyuki Kamioka	37,700	55,639
Miki Katayama	13,800	69,962
Takayuki Sakurai	61,300	11,999
Kensuke Tokuma	15,200	58,322
Yoshiaki Ueno	16,100	74,427

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
The board of directors must appoint corporate executives to execute and manage the business operations of the company under the authority delegated by the board of directors. Based on this system, our current governance framework is designed to facilitate flexible and swift decision-making and ensure transparency in our management processes.
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
Under the Companies Act and our articles of incorporation, we may exempt, by resolution of the board of directors, our directors from liabilities to MUFG arising in connection with their failure to execute their duties in good faith and without gross negligence within the limits stipulated by applicable laws and regulations. We have entered into a liability limitation agreement with each outside director and non-executive director which limits the maximum amount of their liability to MUFG arising in connection with a failure to execute their duties in good faith and without gross negligence to the greater of either ¥10 million or the aggregate sum of the amounts prescribed in Paragraph 1 of Article 425 of the Companies Act and Articles 113 and 114 of the Companies Act Enforcement Regulations. In addition, in accordance with Paragraph 1 of Article 430-3 of the Companies Act, we have in place a directors’ and officers’ liability insurance policy, which provides coverage to our directors against liability arising from certain acts or omission thereof in their respective capacities.
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
Under the Companies Act, the nominating committee must consist of at least three directors, and the majority of its members must be outside directors. Our nominating committee, which we call the nominating and governance committee, currently consists of five directors. The chairman of the committee is Kenichiro Yoshida, an independent outside director. The other members of this committee are Satoko Kuwabara, Miyuki Suzuki and Teruhisa Ueda, who are independent outside directors, and Junichi Hanzawa, Director, President & Group CEO. Between April 2025 and March 2026, the nominating and governance committee met 14 times.
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
Under the Companies Act, the audit committee must consist of at least three non-executive directors, and the majority of its members must be outside directors. Our committee currently has five members. The chairman of the committee is Koichi Tsuji, an independent outside director. The other members of the committee are David Sneider and Hiroshi Shimizu, who are independent outside directors, and Takayuki Yasuda and Norio Kanie, who are non-executive directors. Between April 2025 and March 2026, the audit committee met 17 times.
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
Under the Companies Act, the compensation committee must consist of at least three directors, and the majority of its members must be outside directors. Our compensation committee currently consist of five directors. The chairperson of the committee is Satoko

Kuwabara, an independent outside director. The other members of this committee are Miyuki Suzuki, Teruhisa Ueda and Kenichiro Yoshida, who are independent outside directors, and Junichi Hanzawa, Director, President & Group CEO. Between April 2025 and March 2026, the compensation committee met 7 times.
Risk Committee
In addition to the foregoing three committees, which are mandated by the Companies Act, we have a risk committee on a voluntary basis. The risk committee deliberates and makes recommendations to the board of directors on matters regarding group-wide risk management as well as top risk matters.
MUFG Corporate Governance Policies provide that the committee shall consist of outside directors, corporate executives and external experts. The committee currently has seven members. The chairperson of the committee is Hiroshi Shimizu, an independent outside director. The other members of this committee are Mari Elka Pangestu and David Sneider, who are independent outside directors, and Yoshiaki Ueno, Managing Corporate Executive, Group CSO and Group CSuO, and Takeo Hoshi, Shigeru Ariizumi and Yo Honma, who are current external experts. Between April 2025 and March 2026, the risk committee met four times.
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
The members of the U.S. risk committee are appointed by MUFG’s board of directors after consideration of member candidates reviewed and recommended by MUFG’s risk committee and nominating and governance committee. The committee shall consist of five or more members including delegate(s) from MUFG and at least one independent member. Between April 2025 and March 2026, the risk committee met four times.
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
Under the Companies Act and our articles of incorporation, we may exempt, by resolution of the board of directors, our corporate executives from liabilities to MUFG arising in connection with their failure to execute their duties in good faith and without gross negligence within the limits stipulated by applicable laws and regulations. Our board of directors, however, has not adopted such resolution with respect to any of our corporate executives. Instead, in accordance with Paragraph 1 of Article 430-3 of the Companies Act, we have in place a directors’ and officers’ liability insurance policy, which provides coverage to our corporate executives against liability arising from certain acts or omissions in their respective capacities.
Executive Committee
The executive committee, as the primary decision-making body for the business execution of the MUFG Group, discusses and makes decisions about important matters related to the execution and management of our business operations and governance. The chairperson of the committee is Junichi Hanzawa, President & Group CEO. The committee members primarily consist of all representative corporate executives and such corporate executives and executive officers as designated by the president. The President & Group CEO may, as necessary, request our Group C-suite executives to attend committee meetings, and the members of the audit committee are also allowed to attend. The executive committee normally meets once every other week.

D.Employees
As of March 31, 2026, we had approximately 156,000 employees, an increase of approximately 5,200 employees compared with the number of employees as of March 31, 2025._ In addition, as of March 31, 2026, we had approximately 28,200 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2026:

Business unit
MUFG Bank:
Commercial Banking & Wealth Management Business Unit	9%
Japanese Corporate & Investment Banking Business Unit	3
Global Corporate & Investment Banking Business Unit	3
Global Commercial Banking Business Unit	47
Global Markets Unit	1
Retail & Digital Business Unit	4
Corporate Center/Corporate Staff	11
Mitsubishi UFJ Trust and Banking:
Trust-Banking	3
Trust Assets	8
Real Estate	0
Global Markets	0
Administration and subsidiaries	2
Mitsubishi UFJ Securities Holdings:
Retail & Commercial Banking Business Unit	2
Japanese Corporate & Investment Banking Business Unit	0
Global Corporate & Investment Banking Business Unit	―
Global Commercial Banking Business Unit	ー
Trust Assets Business Unit	ー
Global Markets Business Unit	0
Digital Service Business Unit	ー
Corporate Center/Corporate Staff	1
Mitsubishi UFJ NICOS:
Business Marketing Division	1
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	0
Systems & Systems Integration Division	0
Corporate Division	0
Others	0
Mitsubishi UFJ Asset Management Co., Ltd.
Trust Assets	1
Others	3
100%

Location
MUFG Bank:
Japan	19%
North America	4
Latin America	0
Europe	2
Middle East & Africa	0
Asia & Oceania (excluding Japan)	53
Mitsubishi UFJ Trust and Banking:
Japan	6
North America	1
Latin America	0
Europe	1
Middle East & Africa	ー
Asia & Oceania (excluding Japan)	4
Mitsubishi UFJ Securities Holdings:
Japan	4
North America	ー
Latin America	ー
Europe	ー
Middle East & Africa	ー
Asia & Oceania (excluding Japan)	ー
Mitsubishi UFJ NICOS:
Japan	2
North America	ー
Latin America	ー
Europe	ー
Middle East & Africa	ー
Asia & Oceania (excluding Japan)	ー
Mitsubishi UFJ Asset Management Co., Ltd.
Japan	1
North America	ー
Latin America	ー
Europe	ー
Middle East & Africa	ー
Asia & Oceania (excluding Japan)	ー
Others	3
100%
Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.
E.Share Ownership
The information required by this item is set forth in “—B. Compensation.”
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.

Item 7.    Major Shareholders and Related Party Transactions.
A.Major Shareholders
As of March 31, 2026, we had 1,688,322 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2026, and the number and the percentage to the total outstanding shares, excluding the shares held in treasury, of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total outstanding shares(3)
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	1,762,949,700	15.58%
Custody Bank of Japan, Ltd. (Trust account)(1)	607,676,500	5.37%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS(2)	340,637,931	3.01%
STATE STREET BANK AND TRUST COMPANY 505001	310,611,029	2.74%
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company retirement benefit trust account)	175,000,000	1.54%
JP MORGAN CHASE BANK 385781	164,190,844	1.45%
GOVERNMENT OF NORWAY	154,245,659	1.36%
Nippon Life Insurance Company	142,562,953	1.26%
JP MORGAN CHASE BANK 385642	139,175,931	1.23%
THE BANK OF NEW YORK MELLON 140042	114,025,088	1.00%
Total	3,911,075,635	34.57%

Notes:
(1)Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)An owner of record for our ADSs.
(3)Numbers represent ratios to the total outstanding shares (excluding the treasury shares) and are truncated after two decimal points.
(4)According to a beneficial ownership report on Schedule 13G filed with the SEC by Sumitomo Mitsui Trust Group, Inc. on July 31, 2025, Sumitomo Mitsui Trust Group, Inc. and its consolidated subsidiaries beneficially owned an aggregate of 4.9% of the outstanding shares of our common stock as of June 30, 2025. Other than as described in the table above, we have not independently confirmed this beneficial ownership information.
As of March 31, 2026, 2,125,748 shares, representing approximately 0.01% of our outstanding common stock, were held by our directors and corporate executives.
As of March 31, 2026, 1,950,394,634 shares, representing 17.24% of our outstanding common stock, were owned by 687 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 340,637,931 shares, or 3.01%, of our outstanding common stock. Because some of these shares were held by brokers or other nominees as record holders, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.
Our major shareholders do not have different voting rights.
B.Related Party Transactions
As of March 31, 2026, we held approximately 23.9% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million and 10% dividend. We also have two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012. We have a sales plan with Morgan Stanley and Morgan Stanley & Co. LLC, pursuant to which we will sell portions of the shares of Morgan Stanley common stock that we hold to Morgan Stanley through Morgan Stanley & Co. LLC acting as agent for Morgan Stanley to the extent necessary to ensure that our beneficial ownership will remain below 24.9%.
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
We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2026, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectability or present other unfavorable features.
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
As part of our compensation structure, we have granted stock compensation rights to our directors and corporate executives. For a detailed discussion of the stock acquisition rights, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”
C.Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information.
A.Consolidated Statements and Other Financial Information
The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report and in “Selected Statistical Data” starting on page A-1 of this Annual Report.
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2024 and 2025 and for the fiscal years ended December 31, 2023, 2024 and 2025, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 19, 2026.
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
Distributions
Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. Year-end dividends in the amount of ¥51 per share of our common stock (in addition to interim dividends of ¥35 per share of our common stock) for the fiscal year ended March 31, 2026 were approved by shareholders at the ordinary general meeting of shareholders held on June 26, 2026.
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
Common Stock
As of March 31, 2026, a total of 11,867,710,920 shares of common stock (including 580,142,679 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.
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
The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances incidental thereto, collectively known as the Foreign Exchange Law, set forth, among other matters, regulations relating to the receipt by non-residents of Japan of payment with respect to shares to be issued by us and the acquisition and holding of shares and voting rights by non-residents of Japan and foreign investors, both as defined below. It also applies to the acquisition and holding of ADSs representing authority to exercise voting rights on shares of our common stock by foreign investors that constitutes an “inward direct investment” as described below.
“Non-residents of Japan” are defined as individuals or corporations other than residents of Japan.
“Residents of Japan” are defined as individuals having domicile or residence within Japan or corporations whose principal offices are located within Japan. Generally, the branches and offices of non-resident corporations which are located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.
“Foreign investors” are defined as:
i.individuals who are non-residents of Japan;
ii.judicial persons or other organizations which are organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within the definition (iv) below);
iii.corporations of which 50% or more of the voting rights are directly or indirectly held by individuals who are non-residents of Japan or judicial persons or other organizations which are organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within the definition (iv) below);
iv.(A) partnerships 50% or more of whose contributions are made by (1) individuals who are non-residents of Japan, (2) corporations or other entities which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (3) corporations of which 50% or more of the voting rights are directly or indirectly held by individuals who are non-resident of Japan and corporations or other entities which are organized under the laws of foreign countries or whose principal offices are located outside Japan, (4) corporations, a majority of the officers (or a majority of the officers having the power to represent the corporation) of which are individuals who are non-resident of Japan, or (5) other partnerships a majority of whose operating partners fall under any of (1) through (4), or (B) partnerships a majority of whose operating partners are (i) any of (A)(1) through (A)(5) above, (ii) other partnerships 50% or more of whose contributions are made by any of (A)(1) through (A)(5) above, or (iii) certain limited liability partnerships operating under the Limited Liability Partnership Act; and
v.corporations or other entities where a majority of officers (or a majority of officers having the power of representation) of which are individuals who are non-residents of Japan.
Dividends and Proceeds of Sales
Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of our shares by non-residents of Japan by way of a stock split is not subject to any notification or reporting requirements. However, under the Foreign Exchange Law, certain procedural requirements may apply to a transfer of funds out of Japan.
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
(i) companies engaged only in the businesses other than certain businesses (the “Designated Businesses”) designated by the Foreign Exchange Law as Designated Businesses;
(ii) companies engaged in the Designated Businesses other than the certain Designated Businesses designated by the Foreign Exchange Law as core sector businesses (the “Core Sector Designated Businesses”);
(iii) companies engaged in the Core Sector Designated Businesses; and
(iv) companies engaged in the Core Sector Designated Businesses and designated by the Act on the Promotion of Ensuring National Security through Integrated Implementation of Economic Measures as specified essential infrastructure service providers.

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories, and according to the list published by the Minister of Finance on July 15, 2025, businesses which are currently engaged in by us are classified as category (ii), i.e., the Designated Business other than the Core Sector Designated Businesses.

Definition of Inward Direct Investment
If a foreign investor acquires shares or voting rights in a Japanese company that is listed on a Japanese stock exchange and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 1% or more of the issued shares or the total number of voting rights in the relevant company, such acquisition constitutes an “inward direct investment.” In addition, acquisition of the authority to exercise, or instruct to exercise, voting rights held by other shareholders that results in the foreign investor, in combination with any existing shareholding, directly or indirectly holding 1% or more of the total number of voting rights in the relevant company, constitutes an “inward direct investment.”
In addition to the acquisitions of shares or voting rights described above, if a foreign investor (i) is granted the authority to exercise proxy voting rights on behalf of other shareholders of the relevant company regarding certain matters which may control substantially or have material influence on the management of such company such as the election or removal of directors or (ii) obtains consent from another foreign investor holding the voting rights in the relevant company to exercise the voting rights in such company jointly, and, in each case, as a result of any of these arrangements, the number of the voting rights directly or indirectly held by the foreign investor, including the total number of the voting rights subject to such proxy, or the sum of the number of the voting rights directly or indirectly held by the foreign investor and such other foreign investors subject to such joint voting agreement, as the case may be, is 10% or more of the total number of voting rights in the relevant company, each such arrangement regarding voting rights (“voting arrangement”) constitutes an “inward direct investment.” Additionally, if a foreign investor who directly or indirectly holds 1% or more of the total voting rights in a Japanese listed company, at a general meeting of shareholders, consents to certain proposals having material influence on the management of such company such as (i) election of such foreign investor or its related persons (as defined in the Foreign Exchange Act) as directors or corporate auditors of the relevant company or (ii) transfer or discontinuation of its business, such consent will also constitute an “inward direct investment.”

Prior Notification Requirements
If a foreign investor intends to consummate an acquisition of shares or voting rights in a Japanese listed company that constitutes an “inward direct investment” as described above, in certain circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Act or where that Japanese company is engaged in the Designated Businesses, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. However, a foreign investor seeking to acquire shares or voting rights in a Japanese listed company or the authority to exercise, either directly or through instructions, voting rights held by other shareholders that constitutes an “inward direct investment” may be eligible for the exemptions from the prior notification requirement, if certain conditions are met.
In the case of an acquisition of shares or voting rights or the authority to exercise, voting rights in a Japanese listed company that is engaged in the Designated Businesses other than Core Sector Designated Businesses, like us, the foreign investor may be exempted from the prior notification requirement if such foreign investor complies with the following conditions:
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

In addition, if a foreign investor intends to make a voting arrangement with respect to a Japanese listed company engaged in the Designated Businesses or consents to a proposal at a general meeting of shareholders of such company, in each case, that constitutes an “inward direct investment” as described above, in certain circumstances, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. However, exemptions from the prior notification requirements may be available in cases where the relevant voting arrangement is regarding matters other than certain matters which may control substantially or have material influence on the management of the relevant company, such as the election or removal of directors, which would have required prior notification.

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

Post Facto Reporting Requirements
A foreign investor who consummates an inward direct investment as described above through an acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights in a Japanese listed company that is engaged in the Designated Businesses, but is not subject to the prior notification requirements described above due to the exemptions from such prior notification requirements, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese company within 45 days of such inward direct investment when, as a result of such acquisition, the foreign investor (excluding, in the cases of (i) and (ii) below, a foreign investor who falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Law)) directly or indirectly holds (i) 1% or more but less than 3% of the total number of issued shares or voting rights, for the first time, (ii) 3% or more but less than 10% of the total number of issued shares or voting rights, for the first time, or (iii) 10% or more of the total number of issued shares or voting rights.

Deposit and Withdrawal under American Depositary Facility
The deposit of shares with us, in our capacity as custodian and agent for the depositary, in Tokyo, the issuance of ADSs by the depositary to a non-resident of Japan in respect of deposit and withdrawal of the underlying shares upon the surrender of the ADSs, in each case by a foreign investor, where such acquisition of ADSs or withdrawal of the underlying shares constitutes an inward direct investment, in general, a prior notification will be required unless the exemption is available, as noted above, and if such prior notification is not required due to the exemption, a post facto report will be required, as noted above.
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

Generally, a non-resident holder of shares of our common stock or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is (i) 15.315% for dividends to be paid on or before December 31, 2047 and (ii) 15.15% for dividends to be paid thereafter, except for dividends paid to any individual non-resident holder who holds 3% or more of our issued shares for which the applicable rate is (a) 20.42% for dividends to be paid on or before December 31, 2047 and (b) 20.2% for dividends to be paid thereafter, pursuant to Japanese tax law.
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
Non-resident holders of shares who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares of our common stock by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends, in advance through a paying handling agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide this application service for the non-resident holders. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax with respect to dividends to be paid on or after January 1, 2014, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced rate, or an exemption therefrom, for non-resident holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.
Gains derived from the sale or other disposition of shares of our common stock or ADSs by a non-resident holder are not, in general, subject to Japanese income or corporation taxes or other Japanese taxes.
Any deposits or withdrawals of shares of our common stock by a non-resident holder in exchange for ADSs are not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares of our common stock or ADSs from another individual as legatee, heir or donee, even if none of the individual, the decedent or the donor is a Japanese resident.
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
If a U.S. holder is eligible for benefits under the Tax Convention, the holder may be able to claim a reduced rate of Japanese withholding tax. All U.S. holders should consult their tax advisors about their eligibility for reduction of Japanese withholding tax. A U.S. holder may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. A U.S. holder would not be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Tax Convention. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if a U.S. holder does not elect to apply the benefits of the Tax Convention. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Further, in certain circumstances, if a U.S. holder:
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
Multiple sets of proposed Treasury regulations and an earlier IRS notice would convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. The various proposed Treasury regulations and IRS notice have different (and in some respects inconsistent) requirements for qualifying as an active bank, and for determining the banking income that may be excluded from passive income under this special rule for active banks. Moreover, the proposed Treasury regulations (some of which have been outstanding since 1995, and others of which were recently issued in 2021) will not be effective unless finalized. There can be no assurance that the proposed Treasury regulations will be finalized in their current form. Because final regulations have not been issued, the definition of banking income for purposes of the active bank exception is unclear under both the proposed Treasury regulations and the notice. Based upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2026. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2027 or any future taxable year due to changes in our income or asset composition or changes to applicable Treasury and IRS guidance (including as a result of the final regulations). In addition, a decrease in the price of our shares may also result in our becoming a PFIC. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.
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

J.Annual Report to Security Holders
We furnished an English translation of our local annual report to security holders for the fiscal year ended March 31, 2026 in electronic format as exhibits to a report on Form 6-K, dated May 29, 2026.
Following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2025, we furnished an English translation of our local annual disclosure document entitled “MUFG Report 2025” in electronic format as an exhibit to a report on Form 6-K, dated August 26, 2025.

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
Not all risks, including certain climate-related risks, can be managed in a quantitative manner due either to the nature of the risk or the lack of quantitative inputs available to us. Where quantitative assessment is not feasible, we use a qualitative approach in an effort to manage the associated future risks.
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
The following diagram summarizes our integrated risk management framework:

Risk Management System

Crisis Management Framework
In order to have a clear critical response rationale and associated decision-making criteria, we have developed systems designed to ensure that our operations are not interrupted or can be restored to normal quickly in the event of a crisis such as a natural disaster, cyber-attack, system failure or a pandemic of an infectious disease so as to minimize any disruption to customers and markets. A crisis management team within the holding company is the central coordinating body in the event of any emergency. Based on information collected from crisis management personnel at the major subsidiaries, this central body would assess the overall impact of a crisis on the Group’s business and establish task forces that could implement all countermeasures to restore full operations. We have business continuity plans to maintain continuous operational viability in the event of natural disasters, cyber-attacks, system failures and other types of emergencies. Regular training drills are conducted to upgrade the practical effectiveness of these systems.
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
Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. In addition, based on the final Basel III reforms, the Japanese capital ratio framework has been further revised to implement the reforms, which are being applied to Japanese banking institutions with international operations conducted through foreign offices, including us, in phases beginning on March 31, 2024, and are scheduled to be fully implemented from March 31, 2029. Likewise, local banking regulators outside of Japan have begun, or are expected, to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the Group. For more information on the Basel regulatory framework and requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”
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
The following diagram summarizes the credit risk management framework for our major banking subsidiaries:

Credit Rating System
MUFG and its major banking subsidiaries use an integrated credit rating system to evaluate credit risk. The credit rating system consists primarily of borrower rating, facility risk rating, structured finance rating and asset securitization rating. Beginning April 1, 2025, we introduced our new credit rating system with a new financial scoring model and a new framework for qualitative assessment of a borrower’s financial strength and debt service capacity in order to enhance our credit risk management. The changes to our credit rating system did not have a material impact on the consolidated financial statements.
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
Japanese banks were historically required to use the following categories of borrowers under the then applicable FSA inspection manual, which was abolished in December 2019, and are currently expected to use them as a basis for their borrower categorization with appropriate adjustments under the FSA’s discussion paper:
•Normal borrowers (generally corresponding to borrowers in categories 1 through 9 in our ratings), which are borrowers that are performing well, with no significant financial concerns,
•Borrowers requiring close watch (generally corresponding to borrowers in categories 10 through 12 in our ratings), which include loans that have been amended to allow for delays or forgiveness of interest payments, borrowers experiencing difficulty in complying with loan terms and conditions and borrowers that are recording losses or performing badly,
•Borrowers likely to become bankrupt (generally corresponding to borrowers in category 13 in our ratings), which are borrowers who pose a serious risk with respect to debt repayment and with whom loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future,
•Virtually bankrupt borrowers (generally corresponding to borrowers in category 14 in our ratings), which are not legally bankrupt, but borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations, and

•Bankrupt borrowers or de facto bankrupt borrowers (generally corresponding to borrowers in category 15 in our ratings), which are borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation proceedings).
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
Based on the borrower and industry information, we assign borrower ratings mainly by applying financial scoring models—either developed internally or by third-party vendors, depending on the borrower’s attributes, whether the borrower is domestic or foreign, and whether the borrower is a corporate entity or another type of legal entity (such as a school, hospital or fund).
For example, for general business corporations, which constitute the largest borrower attribute in our current loan portfolio in terms of number of borrowers, we have adopted an internally developed financial scoring model, exclusively designed and developed for such attribute. We have selected various financial ratios that we believe to be useful and meaningful to quantitatively measure and assess the borrowers’ financial standing and repayment capability. Such financial ratios represent, among other things, borrowers’ profitability, stability, company size, cash flow and liquidity. The model is periodically tested against historical results. The following is an illustration of some of the financial ratios we utilize as part of our financial scoring model:
•To measure profitability: Gross profit to sales, and profit before tax to sales,
•To measure stability: Debt to equity ratio, and debt to capital ratio, and
•To measure company size: Total asset and total equity.
The financial score obtained through the models is reviewed and, when necessary, adjusted to reflect our qualitative assessment of the borrower’s financial strength and other factors that could affect the borrower’s ability to service the debt. For example, we take into account: capability of turning around the business (in case of borrowers with losses) or recovering positive net worth (in case of borrowers with negative net worth), and factors relating to business volatility, capability of management and governance, funding availability and lack of liquidity, as well as our assessment of the probability of receiving support from parent companies (if the borrower is a subsidiary of a large listed company).
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
In addition, adjustments based on business volatility take into account business volatility arising from industry factors and borrower specific factors, such as restrictions and entry barriers, market volatility, and portfolio diversification. Adjustments based on capability of management and governance reflect our assessment of management’s capability to formulate and execute business strategies that may significantly affect future business operations, as well as the borrower’s risk management capability and organizational management capability. Adjustments based on funding availability and lack of liquidity reflect the possibility that the borrower may face future liquidity constraints, taking into account factors such as its banking relationships, access to capital markets and diversity of funding sources.
When assessing the probability of receiving support from parent companies, various factors are examined, such as the parent company’s credit standing and support policy, the extent of management control exercised by the parent company, and the borrower’s strategic positioning within the corporate group.
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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2026 was subject to a variation of approximately ¥1.1 billion when TOPIX index moves one point in either direction.
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
Monitoring and managing our sensitivity to interest rate fluctuations is key to managing market risk in MUFG’s non-trading activities. The major banking subsidiaries take the following approach to measuring risks concerning core deposits, loan prepayments and early deposit withdrawals.
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
Summaries of Market Risks
Trading activities

The aggregate VaR for our total trading activities as of March 31, 2026 was ¥2.72 billion, comprising interest rate risk exposure of ¥2.73 billion, foreign exchange risk exposure of ¥0.85 billion, and equity-related risk exposure of ¥0.33 billion. Our average daily VaR for the fiscal year ended March 31, 2026 was ¥2.46 billion.
Due to the nature of trading operations which involves frequent changes in trading positions, market risk may vary substantially during and between measurement periods, depending on our trading positions.
The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2024—March 31, 2025	Average	Maximum(1)	Minimum(1)	March 31, 2025
	(in billions)
MUFG	¥1.79	¥3.66	¥1.20	¥1.53
Interest rate	1.53	1.87	1.19	1.56
Yen	0.79	1.23	0.54	0.98
U.S. Dollars	0.93	1.42	0.61	0.85
Foreign exchange	0.69	1.23	0.47	0.51
Equities	0.43	2.43	0.10	0.24
Commodities	0.00	0.00	0.00	0.00
Less diversification effect	(0.86)	—	—	(0.78)

April 1, 2025—March 31, 2026	Average	Maximum(1)	Minimum(1)	March 31, 2026
	(in billions)
MUFG	¥2.46	¥3.64	¥1.36	¥2.72
Interest rate	2.20	3.26	1.41	2.73
Yen	1.43	2.40	0.80	1.57
U.S. Dollars	1.33	1.76	0.81	1.39
Foreign exchange	0.79	1.73	0.51	0.85
Equities	0.83	2.07	0.09	0.33
Commodities	0.00	0.00	0.00	0.00
Less diversification effect	(1.36)	—	—	(1.19)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 1 business day
Confidence interval: 95%
Observation period: 250 business days

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter in the fiscal year ended March 31, 2026 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2025	¥2.36
July—September 2025	2.28
October—December 2025	2.46
January—March 2026	2.75

Non-trading Activities
The aggregate VaR for our total non-trading activities as of March 31, 2026, excluding market risks related to our strategic equity portfolio, was ¥511.5 billion. Market risk related to interest rates equaled ¥418.2 billion and equities-related risk equaled ¥160.9 billion. Compared with the VaR as of March 31, 2025, market risk decreased in the fiscal year ended March 31, 2026, primarily due to a decrease in Japanese yen interest rate risk.
Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 71% of our total non-trading activity market risks as of March 31, 2026. Looking at a breakdown of interest rate related risk by currency, as of March 31, 2026, the Japanese yen accounted for approximately 31% while the U.S. dollar accounted for approximately 67%, and the euro approximately 2%, with a 17 percentage point decrease in the Japanese yen, an 18 percentage point increase in the U.S. dollar and a one percentage point decrease in the euro compared to March 31, 2025.
For a description of our strategic equity investment risk management, see “—Risk Management of Strategic Equity Portfolio.”
The following tables set forth the VaR related to our non-trading activities by risk category for the periods indicated:

April 1, 2024—March 31, 2025	Average	Maximum(1)	Minimum(1)	March 31, 2025
	(in billions)
Interest rate	¥456.0	¥519.8	¥394.7	¥498.2
Yen	328.3	440.0	253.2	359.6
U.S. Dollars	306.7	415.7	210.2	360.8
Foreign exchange	5.0	9.5	2.3	5.2
Equities(2)	103.1	120.7	81.6	105.6
Commodities	0.2	1.8	0.1	0.1
Less diversification effect	(44.4)	―	―	(49.1)
Total	519.9	578.8	450.3	560.0

April 1, 2025—March 31, 2026	Average	Maximum(1)	Minimum(1)	March 31, 2026
	(in billions)
Interest rate	¥435.0	¥493.8	¥370.9	¥418.2
Yen	235.7	368.0	152.9	197.9
U.S. Dollars	365.8	423.3	287.7	421.3
Foreign exchange	7.2	14.9	4.2	7.2
Equities(2)	151.3	191.8	93.5	160.9
Commodities	0.1	0.2	0.0	0.0
Less diversification effect	(81.2)	―	―	(74.8)
Total	512.4	564.6	463.1	511.5

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Notes:
(1)The maximum and minimum VaR overall for each category and in total were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.
The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2026 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2025	¥452.05
July—September 2025	435.04
October—December 2025	428.65
January—March 2026	424.27

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
We have established the “MUFG AI Policy” to ensure the safe, appropriate and secure use of AI. Under this policy, we are working to strengthen our AI risk management framework as a business entity engaged in AI utilization. See “Item 3.D. Key Information—Risk Factors—Operational Risk—We are exposed to risks related to the development and use of AI by us and others.”
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
Model Risk Management
We recognize the potentially significant impact model risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic losses to, or diminished market confidence in, the Group. Models are used for increasingly wider and more important purposes, including valuing exposures, instruments and positions, measuring risks, determining capital adequacy and compliance. Accordingly, we continue to work on improving our risk control framework. See “Item 3.D. Key Information—Risk Factors—Operational Risk—We are exposed to risks related to the development and use of AI by us and others.”
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
MUFG Internal Audit Activity Charter
We have adopted “MUFG Internal Audit Activity Charter”, which defines our basic policies for Internal Audit, including its purposes and roles and the organizational positioning of the internal audit function.
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
Fees Waived or Paid by the Depositary
The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include the expenses relating to the delivery of annual reports, dividend fund remittances, stationery, postage and photocopying. For the fiscal year ended March 31, 2026, the Depositary waived $130,964.31 of standard out-of-pocket expenses.
The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based and conditioned on the number of outstanding ADSs and the amount of dividend fees collected by the Depositary. For the fiscal year ended March 31, 2026, the Depositary reimbursed us $1.0 million for such expenses.

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
Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2026.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2026 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2026.
The effectiveness of our internal control over financial reporting as of March 31, 2026 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 151.
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
(Kabushiki Kaisha Mitsubishi UFJ Financial Group):
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended March 31, 2026, of the MUFG Group and our report dated July 6, 2026, expressed an unqualified opinion on those financial statements.
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
July 6, 2026

Item 16A.     Audit Committee Financial Expert.
Our board of directors has determined that Mr. Koichi Tsuji, an outside director, is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is, and has remained since his assumption of office as a member of our audit committee, “independent” as defined in the listing standards of the NYSE. Mr. Tsuji has spent most of his professional career as a certified public accountant in Japan, auditing Japanese corporations, including those registered with the U.S. Securities and Exchange Commission. Mr. Tsuji is also the chair of our audit committee.
Item 16B.     Code of Ethics.
We have adopted a code of ethics, which consists of internal rules named MUFG Group Code of Conduct, compliance policy, compliance manual, regulations for corporate executives and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The MUFG Group Code of Conduct was most recently amended on April 1, 2026 primarily to re-emphasize the values of integrity and responsibility and the importance of adherence to applicable laws and regulations and to reflect legal and regulatory changes. A copy of the MUFG Group Code of Conduct and the sections of our compliance policy, compliance manual, regulations for corporate executives and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11(a) to this Annual Report.
No waivers of the MUFG Group Code of Conduct or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2026.
Item 16C.     Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu LLC
The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2025 and 2026 are presented in the following table:

	2025	2026
	(in millions)
Audit fees	¥9,154	¥9,969
Audit-related fees	572	870
Tax fees	68	98
Total	¥9,794	¥10,936
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
Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% of the total fees paid to Deloitte Touche Tohmatsu LLC for each of the fiscal years ended March 31, 2025 and 2026.

Item 16D.     Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2025	1,609	¥1786.69	—	—
May 1 to May 31, 2025	27,810,505	1,962.55	27,809,200	147,190,800
June 1 to June 30, 2025	58,780,720	1,963.24	58,778,400	88,412,400
July 1 to July 31, 2025	39,778,461	2,011.94	39,775,700	―
August 1 to August 31, 2025	3,526	2,192.57	—	—
September 1 to September 30, 2025	2,193	2,283.25	—	—
October 1 to October 31, 2025	2,463	2,300.48	—	—
November 1 to November 30, 2025	14,120,776	2,384.59	14,119,000	115,881,000
December 1 to December 31, 2025	32,942,397	2,477.95	32,940,100	82,940,900
January 1 to January 31, 2026	22,987,277	2,766.98	22,985,400	59,955,500
February 1 to February 28, 2026	24,414,224	2,912.82	24,411,800	―
March 1 to March 31, 2026	2,059	2,795.04	—	―
Total	220,846,210	¥2264.29	220,819,600	—

Notes:
(1)The shares purchased were shares constituting less than one unit (100 shares) purchased from registered holders of the shares, each at the current market price, in addition to those purchased as part of the publicly announced program described in Note (2) below.
(2)During May 2025 to July 2025, we repurchased 126,363,300 shares of our common stock for ¥249,999,975,140 under a share repurchase program that was adopted on May 15, 2025 and completed in July 2025. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 175,000,000 shares of our common stock and ¥250 billion between May 16, 2025 and July 31, 2025. Also, during November 2025 to February 2026, we repurchased 94,456,300 shares of our common stock for ¥249,999,908,452 under a share repurchase program that was adopted on November 14, 2025 and completed in February 2026. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 130,000,000 shares of our common stock and ¥250 billion between November 17, 2025 and February 27, 2026. In addition, we cancelled 200,000,000 shares of our common stock held in treasury on November 28, 2025.

(3)On May 15, 2026, the Board of Directors approved a share repurchase program under which we were authorized to repurchase up to the lesser of 45,000,000 shares of our common stock and ¥100 billion between May 18, 2026 and June 30, 2026. Under the program, we repurchased an aggregate of 31,967,100 shares for ¥99,999,771,608.
We did not make any purchases of shares of our common stock other than as disclosed herein for the fiscal year ended March 31, 2026.
In connection with our stock compensation plan for qualified directors, corporate executives and others, 9,080,700 shares of MUFG common stock were purchased by the trustee of the plan trust in May 2024.
In connection with the Share-Based Compensation Plan for Domestic Employees of Major Subsidiaries, 2,786,900 shares of MUFG common stock were purchased by the trustee of the plan trust in May 2024.
In connection with the MUFG Americas Holdings Corporation Stock Bonus Plan, 3,365,467 ADSs were purchased by the trustee of the independent trust between April 1, 2025 and March 31, 2026.
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
Under the Companies Act, we are required to have an audit committee consisting of at least three non-executive directors, and the majority of its members must be outside directors. Currently, our audit committee consists of three independent outside directors and two non-executive directors. Our audit committee satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, including the independence requirements thereunder.
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
Under the Companies Act, an equity compensation plan for directors and corporate executives is deemed to be compensation for the services performed by the company’s directors and corporate executives. Our compensation committee establishes the policy with respect to the determination of the individual compensation of our directors and corporate executives, including equity compensation in the form of stock compensation plan, and determines individual compensation in accordance with the policy. Under the Companies Act, a public company with board audit, compensation and nominating committees seeking to introduce a stock compensation plan must obtain the approval of its compensation committee, not its shareholders.
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

Item 16K.     Cybersecurity
Overview

As a financial institution operating globally, we are exposed to various cybersecurity risks, including ransomware, phishing, and distributed denial of service attacks. These risks are often influenced by criminal activity, international conflicts and other threat environments but are becoming increasingly more sophisticated and complex to deal with. In addition, the development and proliferation of advanced technologies, including generative AI, may give rise to new cybersecurity risks, including an increase in sophistication of cyber-attacks, changes in attack methods, and heightened risks of data exfiltration and information leakage. In this rapidly evolving threat landscape, we recognize the importance of addressing cybersecurity not solely as an issue for each individual financial institution but also as a global and systemic risk requiring closer collaboration between and across the government and the financial industry as well as with other relevant industries, including the information and communications technology section and other technology sectors. We take seriously our responsibilities for securing the assets entrusted to us by our customers against cybersecurity threats and our obligation to provide secure and stable financial services. We have identified risks and threats posed by cyber-attacks and other relevant events as one of our top risks and have been developing and implementing cybersecurity measures under management leadership. During the fiscal year ended March 31, 2026, we did not identify any cybersecurity threats that have materially affected, or were reasonably likely to materially affect, our business strategy, results of operations or financial condition.
While we endeavor to remain vigilant for, and continue to develop and implement measures to address, cybersecurity risk, we may not be able to prevent or mitigate a future cybersecurity incident that could have a material adverse impact on our business strategy, performance, and financial stability. See “Item 3.D. Key Information—Risk Factors—Operational Risk—Our operations are highly dependent on our information, communications and transaction management systems and are subject to an increasing risk of cyber-attacks and other information security threats and to changes in the business and regulatory environment.” See also “Item 3.D. Key Information—Risk Factors—Operational Risk—We are exposed to risks related to the development and use of AI by us and others.”
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
Governance

The Group Chief Information Officer (CIO) is responsible for operating and maintaining our cybersecurity risk management program and regularly reports on significant cybersecurity-related matters to the Board of Directors as well as the Executive Committee. In the fiscal year ended March 31, 2026, the Group CIO reported to the Board of Directors on the progress of, and future plans for, key initiatives, including improvements and plans relating to the enhancement of our cybersecurity posture on a global group-wide basis, medium- to long-term objectives, and related policies and strategies. As the most senior manager responsible for cybersecurity risk, the Group CISO supervises the Cyber Security Division and directly reports to the Group CIO, and also reports to the Group CRO on IT security management policies and the status of associated risks. The Cyber Security Division receives information on cybersecurity incidents from the CSIRTs in accordance with our policies and procedures, supervises and coordinates incident response at our group companies, and provides relevant information to the Group CISO, the Group CIO, the Corporate Risk Management Division and, as appropriate, other senior management members. Our current Group CIO has over twenty years of experience in IT management, including cybersecurity risk management, and has experience as a member of a government information security organization. Similarly, the current Group CISO and senior members of the Cyber Security Division have extensive cybersecurity management experience and expertise, with many members participating in financial industry information security organizations, including the F-ISAC.
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
Pursuant to Rule 3-09 of Regulation S-X, the financial statements and supplementary data of Morgan Stanley, our equity method investee, as of December 31, 2024 and 2025 and for the fiscal years ended December 31, 2023, 2024 and 2025, are incorporated in this Annual Report as Exhibit 99(c) by reference to Morgan Stanley’s annual report on Form 10-K filed on February 19, 2026.
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

11(b)	MUFG Insider Trading Control Policy and Insider Trading Control Rule****
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
97	MUFG Executive Compensation Recovery Policy*
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2026*****
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2026******
99(c)	Financial Statements and Supplementary Data of Morgan Stanley*******

Exhibit	Description
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2026, has been formatted in Inline XBRL

Notes:
*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 30, 2024.
**    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
***    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 8, 2022.
****    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 7, 2025.
*****    Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-273681) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
******    Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-273681) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*******    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 19, 2026.

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
The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2024, 2025 and 2026. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

	Fiscal years ended March 31,
	2024			2025			2026
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥37,958,267	¥41,525	0.11%	¥90,964,345	¥223,695	0.25%	¥77,130,208	¥433,177	0.56%
Foreign	13,640,358	670,938	4.92	11,400,477	564,772	4.95	15,355,062	641,319	4.18
Total	51,598,625	712,463	1.38	102,364,822	788,467	0.77	92,485,270	1,074,496	1.16
Call loans and funds sold:
Domestic	2,009,892	2,342	0.12	792,736	6,182	0.78	1,092,530	9,853	0.90
Foreign	702,269	29,480	4.20	844,228	29,107	3.45	835,559	22,382	2.68
Total	2,712,161	31,822	1.17	1,636,964	35,289	2.16	1,928,089	32,235	1.67
Receivables under resale agreements:
Domestic	6,390,414	(13,660)	(0.21)	6,240,796	(4,491)	(0.07)	4,799,832	8,540	0.18
Foreign	9,342,641	417,024	4.46	12,095,700	738,030	6.10	10,691,543	514,164	4.81
Total	15,733,055	403,364	2.56	18,336,496	733,539	4.00	15,491,375	522,704	3.37
Receivables under securities borrowing transactions:
Domestic	2,169,748	27,039	1.25	2,318,381	34,039	1.47	2,479,817	39,274	1.58
Foreign	2,033,934	96,316	4.74	2,530,390	123,848	4.89	2,405,273	108,391	4.51
Total	4,203,682	123,355	2.93	4,848,771	157,887	3.26	4,885,090	147,665	3.02
Trading account assets:
Domestic	12,257,370	59,742	0.49	11,013,332	64,661	0.59	10,827,177	85,305	0.79
Foreign	21,977,874	742,737	3.38	27,529,123	1,068,900	3.88	31,405,373	1,283,469	4.09
Total	34,235,244	802,479	2.34	38,542,455	1,133,561	2.94	42,232,550	1,368,774	3.24
Investment securities(1):
Domestic	48,966,375	175,044	0.36	43,822,266	258,977	0.59	40,750,285	358,735	0.88
Foreign	12,584,955	545,807	4.34	12,791,656	561,328	4.39	13,212,480	540,018	4.09
Total	61,551,330	720,851	1.17	56,613,922	820,305	1.45	53,962,765	898,753	1.67
Loans(2):
Domestic	68,605,472	917,073	1.34	73,270,847	975,760	1.33	74,686,376	1,187,850	1.59
Foreign	55,244,861	3,445,913	6.24	57,387,038	3,620,766	6.31	60,044,057	3,381,388	5.63
Total	123,850,333	4,362,986	3.52	130,657,885	4,596,526	3.52	134,730,433	4,569,238	3.39
Total interest-earning assets:
Domestic	178,357,538	1,209,105	0.68	228,422,703	1,558,823	0.68	211,766,225	2,122,734	1.00
Foreign	115,526,892	5,948,215	5.15	124,578,612	6,706,751	5.38	133,949,347	6,491,131	4.85
Total	293,884,430	7,157,320	2.44	353,001,315	8,265,574	2.34	345,715,572	8,613,865	2.49
Non-interest-earning assets:
Cash and due from banks	54,549,216			4,717,806			5,423,150
Other non-interest-earning assets	56,163,622			59,585,183			85,417,226
Allowance for credit losses	(1,289,284)			(1,362,890)			(1,210,200)
Total non-interest-earning assets	109,423,554			62,940,099			89,630,176
Total assets	¥403,307,984			¥415,941,414			¥435,345,748

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

	Fiscal years ended March 31,
	2024			2025			2026
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥148,636,503	¥243,534	0.16%	¥148,855,516	¥364,637	0.24%	¥152,824,657	¥570,263	0.37%
Foreign	56,339,818	2,286,656	4.06	62,746,524	2,473,964	3.94	64,068,081	2,045,989	3.19
Total	204,976,321	2,530,190	1.23	211,602,040	2,838,601	1.34	216,892,738	2,616,252	1.21
Call money and funds purchased:
Domestic	3,201,180	(70)	—	4,517,953	10,433	0.23	4,943,804	28,084	0.57
Foreign	28,351	2,366	8.35	66,601	4,373	6.57	133,671	5,582	4.18
Total	3,229,531	2,296	0.07	4,584,554	14,806	0.32	5,077,475	33,666	0.66
Payables under repurchase agreements:
Domestic	19,048,334	525,262	2.76	19,741,256	477,453	2.42	21,511,205	576,356	2.68
Foreign	12,026,672	545,556	4.54	15,826,812	883,346	5.58	15,207,792	693,568	4.56
Total	31,075,006	1,070,818	3.45	35,568,068	1,360,799	3.83	36,718,997	1,269,924	3.46
Payables under securities lending transactions:
Domestic	771,495	1,698	0.22	435,271	1,839	0.42	853,615	5,889	0.69
Foreign	83,230	5,698	6.85	52,982	8,779	16.57	26,625	4,210	15.81
Total	854,725	7,396	0.87	488,253	10,618	2.17	880,240	10,099	1.15
Commercial paper:
Domestic	1,324,375	287	0.02	1,285,129	4,130	0.32	1,337,758	8,445	0.63
Foreign	5,700,860	312,229	5.48	6,331,140	315,132	4.98	6,941,103	294,068	4.24
Total	7,025,235	312,516	4.45	7,616,269	319,262	4.19	8,278,861	302,513	3.65
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	11,608,055	45,169	0.39	18,465,565	79,847	0.43	16,888,165	108,420	0.64
Foreign	3,197,341	46,558	1.46	2,879,405	49,818	1.73	2,106,543	75,196	3.57
Total	14,805,396	91,727	0.62	21,344,970	129,665	0.61	18,994,708	183,616	0.97
Long-term debt:
Domestic	37,478,426	459,134	1.23	27,363,764	441,465	1.61	18,988,240	451,056	2.38
Foreign	1,598,846	58,320	3.65	1,633,802	62,161	3.80	1,570,863	62,485	3.98
Total	39,077,272	517,454	1.32	28,997,566	503,626	1.74	20,559,103	513,541	2.50
Total interest-bearing liabilities:
Domestic	222,068,368	1,275,014	0.57	220,664,454	1,379,804	0.63	217,347,444	1,748,513	0.80
Foreign	78,975,118	3,257,383	4.12	89,537,266	3,797,573	4.24	90,054,678	3,181,098	3.53
Total	301,043,486	4,532,397	1.51	310,201,720	5,177,377	1.67	307,402,122	4,929,611	1.60
Non-interest-bearing liabilities	82,912,925			85,809,824			107,654,328
Total equity	19,351,573			19,929,870			20,289,298
Total liabilities and equity	¥403,307,984			¥415,941,414			¥435,345,748
Net interest income and interest rate spread		¥2,624,923	0.93%		¥3,088,197	0.67%		¥3,684,254	0.89%
Net interest income as a percentage of total interest-earning assets			0.89%			0.87%			1.07%

The percentage of total average assets attributable to foreign activities was 35.2%, 36.8% and 38.9% respectively, for the fiscal years ended March 31, 2024, 2025 and 2026.
The percentage of total average liabilities attributable to foreign activities was 31.6%, 32.4% and 34.1%, respectively, for the fiscal years ended March 31, 2024, 2025 and 2026.

Analysis of Net Interest Income
The following table shows changes in our net interest income by changes in volume and by changes in interest rate for the fiscal year ended March 31, 2025 compared to the fiscal year ended March 31, 2024, and the fiscal year ended March 31, 2026 compared to the fiscal year ended March 31, 2025.

	Fiscal year ended March 31, 2024 versus fiscal year ended March 31, 2025			Fiscal year ended March 31, 2025 versus fiscal year ended March 31, 2026
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥96,201	¥85,969	¥182,170	¥(38,646)	¥248,128	¥209,482
Foreign	(110,930)	4,764	(106,166)	174,741	(98,194)	76,547
Total	(14,729)	90,733	76,004	136,095	149,934	286,029
Call loans and funds sold:
Domestic	(2,194)	6,034	3,840	2,597	1,074	3,671
Foreign	5,394	(5,767)	(373)	(296)	(6,429)	(6,725)
Total	3,200	267	3,467	2,301	(5,355)	(3,054)
Receivables under resale agreements:
Domestic	313	8,856	9,169	812	12,219	13,031
Foreign	142,971	178,035	321,006	(79,251)	(144,615)	(223,866)
Total	143,284	186,891	330,175	(78,439)	(132,396)	(210,835)
Receivables under securities borrowing transactions:
Domestic	1,944	5,056	7,000	2,457	2,778	5,235
Foreign	24,203	3,329	27,532	(5,938)	(9,519)	(15,457)
Total	26,147	8,385	34,532	(3,481)	(6,741)	(10,222)
Trading account assets:
Domestic	(6,474)	11,393	4,919	(1,111)	21,755	20,644
Foreign	205,180	120,983	326,163	156,265	58,304	214,569
Total	198,706	132,376	331,082	155,154	80,059	235,213
Investment securities(2)：
Domestic	(20,053)	103,986	83,933	(19,268)	119,026	99,758
Foreign	9,027	6,494	15,521	18,056	(39,366)	(21,310)
Total	(11,026)	110,480	99,454	(1,212)	79,660	78,448
Loans:
Domestic	62,142	(3,455)	58,687	19,182	192,908	212,090
Foreign	134,806	40,047	174,853	162,217	(401,595)	(239,378)
Total	196,948	36,592	233,540	181,399	(208,687)	(27,288)
Total interest income:
Domestic	131,879	217,839	349,718	(33,977)	597,888	563,911
Foreign	410,651	347,885	758,536	425,794	(641,414)	(215,620)
Total	¥542,530	¥565,724	¥1,108,254	¥391,817	¥(43,526)	¥348,291

Notes:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2024 versus fiscal year ended March 31, 2025			Fiscal year ended March 31, 2025 versus fiscal year ended March 31, 2026
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥360	¥120,743	¥121,103	¥9,970	¥195,656	¥205,626
Foreign	254,093	(66,785)	187,308	51,118	(479,093)	(427,975)
Total	254,453	53,958	308,411	61,088	(283,437)	(222,349)
Call money and funds purchased:
Domestic	(17)	10,520	10,503	1,070	16,581	17,651
Foreign	2,604	(597)	2,007	3,227	(2,018)	1,209
Total	2,587	9,923	12,510	4,297	14,563	18,860
Payables under repurchase agreements:
Domestic	18,571	(66,380)	(47,809)	44,903	54,000	98,903
Foreign	195,352	142,438	337,790	(33,437)	(156,341)	(189,778)
Total	213,923	76,058	289,981	11,466	(102,341)	(90,875)
Payables under securities lending transactions:
Domestic	(959)	1,100	141	2,442	1,608	4,050
Foreign	(2,670)	5,751	3,081	(4,184)	(385)	(4,569)
Total	(3,629)	6,851	3,222	(1,742)	1,223	(519)
Commercial paper:
Domestic	(9)	3,852	3,843	176	4,139	4,315
Foreign	32,795	(29,892)	2,903	28,585	(49,649)	(21,064)
Total	32,786	(26,040)	6,746	28,761	(45,510)	(16,749)
Due to trust account, other short-term borrowings and trading account liabilities:
Domestic	29,182	5,496	34,678	(7,316)	35,889	28,573
Foreign	(4,931)	8,191	3,260	(16,238)	41,616	25,378
Total	24,251	13,687	37,938	(23,554)	77,505	53,951
Long-term debt:
Domestic	(141,972)	124,303	(17,669)	(160,221)	169,812	9,591
Foreign	1,294	2,547	3,841	(2,445)	2,769	324
Total	(140,678)	126,850	(13,828)	(162,666)	172,581	9,915
Total interest expense:
Domestic	(94,844)	199,634	104,790	(108,976)	477,685	368,709
Foreign	478,537	61,653	540,190	26,626	(643,101)	(616,475)
Total	¥383,693	¥261,287	¥644,980	¥(82,350)	¥(165,416)	¥(247,766)
Net interest income:
Domestic	¥226,723	¥18,205	¥244,928	¥74,999	¥120,203	¥195,202
Foreign	(67,886)	286,232	218,346	399,168	1,687	400,855
Total	¥158,837	¥304,437	¥463,274	¥474,167	¥121,890	¥596,057

Note:
(1)Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II. Investments in Debt Securities

The following table presents the book values, maturities and weighted average yields of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2026. Weighted average yields are calculated based on amortized cost, excluding the effect of hedging derivatives. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥11,459,336	0.27%	¥201,579	0.72%	¥1,778,595	0.80%	¥477,033	0.65%	¥13,916,543	0.36%
Japanese prefectural and municipal bonds	6,998	0.03	138,728	0.11	20,725	0.15	—	—	166,451	0.11
Foreign government and official institution bonds	1,626,887	1.99	1,879,927	3.71	1,065,354	3.97	27,058	6.64	4,599,226	3.18
Corporate bonds	210,459	0.75	602,655	1.61	161,909	1.24	6,237	1.54	981,260	1.36
Residential mortgage-backed securities	259	0.77	5,822	1.10	228,120	1.06	782,821	1.07	1,017,022	1.07
Asset-backed securities	342,777	3.07	1,124,952	3.64	127,336	2.79	5,257	1.65	1,600,322	3.44
Other debt securities	275,430	1.70	78,087	5.99	—	—	—	—	353,517	2.65
Total	¥13,922,146	0.57%	¥4,031,750	3.13%	¥3,382,039	1.88%	¥1,298,406	1.00%	¥22,634,341	1.25%

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥2,722,078	0.02%	¥4,582,141	0.11%	¥8,486,529	1.14%	¥799,287	0.64%	¥16,590,035	0.65%
Japanese prefectural and municipal bonds	219,090	0.04	1,166,014	0.29	1,462,224	0.88	—	—	2,847,328	0.57
Corporate bonds	16,381	0.34	227,391	0.78	—	—	—	—	243,772	0.75
Residential mortgage -backed securities	—	—	—	—	—	—	4,488,121	4.74	4,488,121	4.74
Asset-backed securities	—	—	34,104	2.23	157,329	4.96	1,651,872	4.57	1,843,305	4.56
Total	¥2,957,549	0.03%	¥6,009,650	0.18%	¥10,106,082	1.16%	¥6,939,280	4.23%	¥26,012,561	1.62%

III. Loan Portfolio
The following table shows the maturities of our loan portfolio at March 31, 2026:

	Maturity
	One year or less	One to five years	Five to 15 years	Over 15 years	Total
	(in millions)
Commercial
Domestic	¥31,326,544	¥22,345,769	¥8,931,005	¥1,589,029	¥64,192,347
Foreign	26,808,006	23,353,876	5,130,819	379,664	55,672,365
Residential	658,535	2,422,082	5,080,590	4,681,303	12,842,510
Card	335,315	211,022	11,171	—	557,508
Krungsri	3,432,676	3,782,806	1,751,288	878,007	9,844,777
Other	818,744	993,908	360,268	43,053	2,215,973
Total	¥63,379,820	¥53,109,463	¥21,265,141	¥7,571,056	¥145,325,480
Unearned income, unamortized premiums—net and deferred loan fees—net					(506,256)
Total					¥144,819,224
The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2026 are shown below:

	Predetermined rate	Floating or adjustable rate	Total
	(in millions)
Commercial
Domestic	¥20,263,286	¥12,602,517	¥32,865,803
Foreign	1,872,163	26,992,196	28,864,359
Residential	1,479,089	10,704,886	12,183,975
Card	222,193	—	222,193
Krungsri	3,561,942	2,850,159	6,412,101
Other	887,562	509,667	1,397,229
Total	¥28,286,235	¥53,659,425	¥81,945,660

IV. Allowance for Credit Losses
The following table shows an allocation of our allowance for credit losses, credit ratios, and components for ratio calculations at March 31, 2025 and 2026:

	2025		2026
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Commercial
Domestic	¥324,787	46.76%	¥266,354	44.18%
Foreign	286,835	35.06	301,245	38.31
Residential	49,607	9.53	32,776	8.84
Card	40,927	0.38	46,021	0.38
Krungsri	423,857	6.71	477,229	6.77
Other	117,062	1.56	110,715	1.52
Allowance for credit losses Total	¥1,243,075	100.00%	¥1,234,340	100.00%

Loans, net of unearned income, unamortized premiums and deferred loan fees	¥131,438,515		¥144,819,224
Nonaccrual loans	¥996,959		¥944,646
Allowance for credit losses as a percentage of loans	0.95%		0.85%
Nonaccrual loans as a percentage of loans	0.76%		0.65%
Allowance for credit losses as a percentage of Nonaccrual loans	124.69%		130.67%

The following table shows ratio of net charge-offs to average loans outstanding for the fiscal years ended March 31, 2024, 2025 and 2026:

	Fiscal years ended March 31,
	2024			2025			2026
	Net charge-offs	Average loans outstanding	Ratio	Net charge-offs	Average loans outstanding	Ratio	Net charge-offs	Average loans outstanding	Ratio
	(in millions, except percentages)
Commercial
Domestic	¥34,267	¥55,649,331	0.06%	¥1,888	¥60,138,504	0.00%	¥17,311	¥61,713,320	0.03%
Foreign	24,037	45,314,415	0.05	40,813	46,846,684	0.09	59,546	48,974,273	0.12
Residential	1,283	12,481,513	0.01	628	12,646,144	0.00	1,005	12,456,366	0.01
Card	20,307	474,628	4.28	21,103	486,199	4.34	24,933	516,690	4.83
Krungsri	147,785	8,326,493	1.77	159,303	8,635,694	1.84	154,660	9,120,459	1.70
Other	21,460	1,603,953	1.34	42,524	1,904,660	2.23	39,059	1,949,325	2.00
Total	¥249,139	¥123,850,333	0.20%	¥266,259	¥130,657,885	0.20%	¥296,514	¥134,730,433	0.22%

V. Deposits
The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2024, 2025 and 2026:

	Fiscal years ended March 31,
	2024		2025		2026
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥35,736,511	—%	¥35,141,334	—%	¥32,142,228	—%
Interest-bearing demand deposits	107,034,059	0.15	109,200,798	0.22	108,592,162	0.34
Deposits at notice	1,491,428	0.07	1,154,956	0.15	965,590	0.28
Time deposits	37,319,953	0.21	36,574,855	0.33	40,426,253	0.46
Certificates of deposit	2,791,063	0.02	1,924,907	0.16	2,840,652	0.55
Foreign offices:
Non-interest-bearing demand deposits	2,610,110	—	2,655,570	—	2,704,019	—
Interest-bearing deposits, principally time deposits and certificates of deposit	56,339,818	4.06	62,746,524	3.94	64,068,081	3.19
Total	¥243,322,942		¥249,398,944		¥251,738,985

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.
The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2024, 2025 and 2026 were ¥1,313,848 million, ¥1,392,267 million and ¥1,388,274 million, respectively.
At March 31, 2025 and 2026, our uninsured deposits were ¥162,771 billion and ¥175,188 billion, respectively. Our uninsured deposits consist of (1) the portion of deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) deposits that are otherwise uninsured (including for example, uninsured account deposits in domestic offices, uninsured account deposits in foreign offices, or the portion of deposits in foreign offices that are in excess of any country-specific insurance fund limit). Under the Deposit Insurance Act in Japan, the maximum amount of protection is ¥10 million per customer within one bank. The ¥10 million maximum applies to all deposits in domestic offices, except for non-interest bearing deposits, which are non-interest bearing deposits redeemable on demand and maintained by depositors primarily in settlement accounts for payment and settlement purposes. Domestic office's deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits in domestic offices are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit.
At March 31, 2026, (1) the portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan and (2) time deposits that are otherwise uninsured (including for example, uninsured account time deposits in domestic offices, uninsured account time deposits in foreign offices, or the portion of time deposits in foreign offices that are in excess of any country-specific insurance fund limit), by remaining maturity, are shown in the following table:

	Portion of time deposits in domestic offices that are in excess of the limit stipulated by the Deposit Insurance Act in Japan	Time deposits that are otherwise uninsured	Total
	(in millions)
Three months or less	¥10,884,027	¥34,632,225	¥45,516,252
Over three months through six months	5,585,025	9,025,716	14,610,741
Over six months through twelve months	5,160,483	4,355,207	9,515,690
Over twelve months	4,065,941	896,672	4,962,613
Total	¥25,695,476	¥48,909,820	¥74,605,296

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
Mitsubishi UFJ Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi UFJ Financial Group)
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2025 and 2026, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”) (all expressed in Japanese yen). In our opinion, the financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2025 and 2026, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the MUFG Group’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 6, 2026, expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.
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

July 6, 2026
We have served as the MUFG Group’s auditor since 1976.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND 2026

(in millions)	2025	2026
ASSETS
Cash and due from banks (Note 9)	¥4,591,186	¥4,366,847
Interest-earning deposits in other banks (Note 9)	104,706,928	86,003,138
Cash, due from banks and interest-earning deposits in other banks	109,298,114	90,369,985
Call loans and funds sold	1,675,996	2,169,843
Receivables under resale agreements (Note 15)	18,781,735	16,884,970
Receivables under securities borrowing transactions (Note 15)	5,700,568	5,493,072
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥9,276,102 and ¥9,477,439 in 2025 and 2026) (including ¥22,492,917 and ¥26,584,447 measured at fair value under the fair value option in 2025 and 2026) (Notes 9, 15, 23 and 31)	59,417,128	83,921,911
Investment securities (Notes 3, 9 and 31):
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥5,907,604 and ¥2,374,154 in 2025 and 2026)	30,413,168	22,634,341
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥8,065,154 and ¥7,613,928 in 2025 and 2026) (fair value of ¥22,646,993 and ¥24,893,230 in 2025 and 2026)	23,272,185	26,012,561
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥970 and ¥1,070 in 2025 and 2026) (including ¥4,029,561 and ¥4,525,490 in 2025 and 2026 measured at fair value)	4,633,194	5,172,605
Total investment securities	58,318,547	53,819,507
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥84,440 and ¥76,970 in 2025 and 2026) (Notes 4 and 9)	131,438,515	144,819,224
Allowance for credit losses (Note 4)	(1,243,075)	(1,234,340)
Net loans	130,195,440	143,584,884
Premises and equipment—net (Notes 5 and 7)	919,854	1,084,857
Customers’ acceptance liability	538,752	447,790
Intangible assets—net (Notes 2 and 6)	1,402,515	1,475,018
Goodwill (Notes 2 and 6)	558,164	566,536
Other assets (net of allowance for credit losses of ¥19,921 and ¥25,307 at March 31, 2025 and 2026) (Notes 7, 8, 9, 13, 14 and 31)	19,133,398	25,763,279
Total assets	¥405,940,211	¥425,581,652
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 25)
Cash and due from banks	¥8,641	¥13,913
Interest-earning deposits in other banks	22,136	103,720
Trading account assets	1,379,227	1,498,332
Investment securities	2,478,281	2,570,969
Loans	16,709,249	17,753,121
All other assets	1,890,684	2,141,709
Total assets of consolidated VIEs	¥22,488,218	¥24,081,764

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2025 AND 2026

(in millions, except shares)	2025	2026
LIABILITIES AND EQUITY
Deposits (Notes 9 and 10):
Domestic offices:
Non-interest-bearing	¥34,154,307	¥32,833,519
Interest-bearing	149,768,412	158,116,399
Overseas offices:
Non-interest-bearing	2,665,734	3,026,930
Interest-bearing	62,826,553	66,778,492
Total deposits	249,415,006	260,755,340
Call money and funds purchased (Notes 9 and 11)	5,016,678	5,257,237
Payables under repurchase agreements (Notes 9, 15 and 16)	43,663,859	39,516,053
Payables under securities lending transactions (Notes 9, 15 and 16)	718,451	1,252,146
Due to trust account and other short-term borrowings (including ¥170,389 and ¥3,005 measured at fair value under the fair value option in 2025 and 2026) (Notes 9, 12 and 31)	28,399,567	14,636,254
Trading account liabilities (Notes 15, 23 and 31)	21,502,912	41,104,659
Bank acceptances outstanding	538,752	447,790
Long-term debt (including ¥153,742 and ¥79,698 measured at fair value under the fair value option in 2025 and 2026) (Notes 7, 9, 12 and 31)	21,022,407	21,884,349
Other liabilities (Notes 1, 7, 8, 9, 13, 14, 15, 16, 26 and 31)	16,412,841	19,887,767
Total liabilities	386,690,473	404,741,595
Commitments and contingent liabilities (Notes 24 and 26)
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock (Notes 17 and 18)—common stock authorized, 33,000,000,000 shares; common stock issued, 12,067,710,920 shares and 11,867,710,920 shares at March 31, 2025 and 2026, with no stated value	2,090,270	2,090,270
Capital surplus (Note 18)	4,300,021	4,014,472
Retained earnings (Notes 19 and 33):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	9,821,359	10,703,489
Accumulated other comprehensive income, net of taxes (Note 20)	2,561,190	3,460,451
Treasury stock, at cost—561,241,249 common shares and 580,142,679 common shares at March 31, 2025 and 2026	(726,925)	(935,120)
Total Mitsubishi UFJ Financial Group shareholders’ equity	18,285,486	19,573,133
Noncontrolling interests	964,252	1,266,924
Total equity	19,249,738	20,840,057
Total liabilities and equity	¥405,940,211	¥425,581,652
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 25)
Other short-term borrowings	¥42,029	¥51,524
Long-term debt	370,917	395,011
All other liabilities	176,028	187,379
Total liabilities of consolidated VIEs	¥588,974	¥633,914
See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(in millions)	2024	2025	2026
Interest income:
Loans, including fees (Note 4)	¥4,362,986	¥4,596,526	¥4,569,238
Deposits in other banks	712,463	788,467	1,074,496
Investment securities:
Interest	572,895	657,301	730,302
Dividends	147,956	163,004	168,451
Trading account assets	802,479	1,133,561	1,368,774
Call loans and funds sold	31,822	35,289	32,235
Receivables under resale agreements and securities borrowing transactions	526,719	891,426	670,369
Total	7,157,320	8,265,574	8,613,865
Interest expense:
Deposits	2,530,190	2,838,601	2,616,252
Call money and funds purchased	2,296	14,806	33,666
Payables under repurchase agreements and securities lending transactions	1,078,214	1,371,417	1,280,023
Due to trust account, other short-term borrowings and trading account liabilities	404,243	448,927	486,129
Long-term debt	517,454	503,626	513,541
Total	4,532,397	5,177,377	4,929,611
Net interest income	2,624,923	3,088,197	3,684,254
Provision for credit losses (Note 4)	258,795	121,790	226,112
Net interest income after provision for credit losses	2,366,128	2,966,407	3,458,142
Non-interest income:
Fees and commissions income (Note 27)	1,910,665	2,185,727	2,422,269
Foreign exchange gains (losses)—net (Note 28)	(296,487)	153,959	(636,227)
Trading account profits (losses)—net (Notes 28 and 31)	(703,913)	32,262	(650,573)
Investment securities gains (losses)—net (Note 3)	1,382,458	(832,533)	666,069
Equity in earnings of equity method investees—net (Note 14)	464,054	669,400	871,185
Gains (losses) on sales of loans including valuation adjustment for loans held for sale (Note 4)	(44,996)	41,660	4,766
Unrealized gain on the contract to purchase equity shares of Shriram Finance Limited (Note 33)	—	—	25,111
Other non-interest income	163,603	320,060	550,799
Total	2,875,384	2,570,535	3,253,399
Non-interest expense:
Salaries and employee benefits (Note 13)	1,406,498	1,473,650	1,593,995
Occupancy expenses—net (Notes 5 and 26)	156,885	160,032	162,142
Fees and commissions expenses	387,480	424,618	477,741
Outsourcing expenses, including data processing	320,560	325,057	396,703
Depreciation of premises and equipment (Note 5)	80,023	88,279	87,760
Amortization of intangible assets (Note 6)	288,538	295,129	337,134
Impairment of intangible assets (Note 6)	15,042	14,353	8,417
Insurance premiums, including deposit insurance	92,061	98,855	100,555
Communications	59,218	64,963	68,091
Taxes and public charges	107,154	113,107	143,251
Impairment of goodwill (Note 6)	—	150,089	97,475
Provision for (reversal of) off-balance sheet credit instruments	33,289	(727)	(23,310)
Other non-interest expenses (Notes 5 and 26)	416,538	533,961	752,092
Total	3,363,286	3,741,366	4,202,046

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(in millions, except per share amount)	2024	2025	2026
Income before income tax expense	1,878,226	1,795,576	2,509,495
Income tax expense (Note 8)	500,657	527,938	625,591
Net income before attribution of noncontrolling interests	1,377,569	1,267,638	1,883,904
Net income attributable to noncontrolling interests	51,700	705	154,545
Net income attributable to Mitsubishi UFJ Financial Group	¥1,325,869	¥1,266,933	¥1,729,359
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥1,325,869	¥1,266,933	¥1,729,359
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22):
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥110.69	¥108.71	¥151.74
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	110.39	108.18	151.09
Weighted average common shares outstanding	11,979	11,654	11,397
Weighted average diluted common shares outstanding	11,981	11,655	11,398

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(in millions)	2024	2025	2026
Net income before attribution of noncontrolling interests	¥1,377,569	¥1,267,638	¥1,883,904
Other comprehensive income, net of tax (Note 20):
Net unrealized gains on investment securities	44,499	26,936	14,346
Net debt valuation adjustments	(44,650)	11,261	2,818
Net unrealized losses on derivatives qualifying for cash flow hedges	(636)	(1,647)	(6,293)
Defined benefit plans (Note 13)	382,855	71,316	215,587
Foreign currency translation adjustments	1,080,209	365,608	682,974
Total	1,462,277	473,474	909,432
Comprehensive income	2,839,846	1,741,112	2,793,336
Net income attributable to noncontrolling interests	51,700	705	154,545
Other comprehensive income attributable to noncontrolling interests	95,706	149,909	10,171
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥2,692,440	¥1,590,498	¥2,628,620

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(in millions, except per share amount)	2024	2025	2026
Capital stock (Notes 17 and 18):
Balance at beginning of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270
Balance at end of fiscal year	¥2,090,270	¥2,090,270	¥2,090,270
Capital surplus (Note 18):
Balance at beginning of fiscal year	¥4,902,155	¥4,635,892	¥4,300,021
Stock-based compensation	(792)	(9,474)	(2,048)
Retirement of common stock	(265,010)	(296,285)	(290,488)
Acquiring shares of au Kabucom Securities (Note 2)	—	(24,503)	—
Other—net	(461)	(5,609)	6,987
Balance at end of fiscal year	¥4,635,892	¥4,300,021	¥4,014,472
Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571
Balance at end of fiscal year	¥239,571	¥239,571	¥239,571
Unappropriated retained earnings (Note 19):
Balance at beginning of fiscal year	¥8,185,880	¥9,086,490	¥9,821,359
Effect of adopting new guidance on troubled debt restructurings and vintage disclosures	13,663	—	—
Net income attributable to Mitsubishi UFJ Financial Group	1,325,869	1,266,933	1,729,359
Cash dividends:
Common stock—¥36.50 per share in 2024, ¥45.50 per share in 2025, and ¥74.00 per share in 2026	(438,922)	(532,064)	(847,229)
Balance at end of fiscal year	¥9,086,490	¥9,821,359	¥10,703,489

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(in millions)	2024	2025	2026
Accumulated other comprehensive income, net of taxes:
Balance at beginning of fiscal year	¥871,054	¥2,237,625	¥2,561,190
Net change during the fiscal year	1,366,571	323,565	899,261
Balance at end of fiscal year	¥2,237,625	¥2,561,190	¥3,460,451
Treasury stock, at cost:
Balance at beginning of fiscal year	¥(482,552)	¥(614,111)	¥(726,925)
Purchases of shares of treasury stock (Note 18)	(400,090)	(418,444)	(500,066)
Sales of shares of treasury stock	3,835	9,344	2,111
Retirement of common stock	265,010	296,285	290,488
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	(314)	1	(728)
Balance at end of fiscal year	¥(614,111)	¥(726,925)	¥(935,120)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥17,675,737	¥18,285,486	¥19,573,133
Noncontrolling interests:
Balance at beginning of fiscal year	¥717,219	¥841,350	¥964,252
Initial subscriptions of noncontrolling interests	58,079	3,583	139,136
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(22,004)	23,925	29,310
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(32,837)	(4,222)	(8,223)
Decrease in noncontrolling interests related to disposition of subsidiaries	(816)	(2)	(900)
Acquiring shares of au Kabucom Securities (Note 2)	—	(21,858)	—
Net income attributable to noncontrolling interests	51,700	705	154,545
Dividends paid to noncontrolling interests	(25,767)	(29,138)	(21,652)
Other comprehensive income, net of taxes	95,706	149,909	10,171
Other—net	70	—	285
Balance at end of fiscal year	¥841,350	¥964,252	¥1,266,924
Total equity	¥18,517,087	¥19,249,738	¥20,840,057

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(in millions)	2024	2025	2026
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥1,377,569	¥1,267,638	¥1,883,904
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Notes 5 and 6)	368,561	383,408	424,894
Impairment of goodwill (Note 6)	—	150,089	97,475
Impairment of intangible assets (Note 6)	15,042	14,353	8,417
Provision for credit losses (Note 4)	258,795	121,790	226,112
Employee benefit income for severance indemnities and pension plans (Note 13)	(26,771)	(63,046)	(76,990)
Investment securities (gains) losses—net	(1,382,458)	832,533	(666,069)
Amortization of discounts on investment securities	(44,064)	(94,981)	(118,431)
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities-net (Note 31)	16,736	(13,951)	(676)
Foreign exchange (gains) losses—net	534,351	(730,529)	(164,961)
Equity in earnings of equity method investees—net	(464,054)	(669,400)	(871,185)
Provision (benefit) for deferred income tax expense	91,212	167,781	(195,309)
Increase in trading account assets, excluding foreign exchange contracts	(3,047,277)	(5,752,205)	(20,139,548)
Increase in trading account liabilities, excluding foreign exchange contracts	2,101,271	4,282,380	17,989,388
Net decrease (increase) in collateral for derivative transactions	(461,210)	568,191	(1,615,883)
Net decrease (increase) in margin for listed derivative transactions	132,819	(61,511)	(28,937)
Decrease in cash collateral for the use of Bank of Japan’s settlement infrastructure	—	923,000	—
Unrealized gain on the contract to purchase equity shares of Shriram Finance Limited (Note 33)	—	—	(25,111)
Other—net	(1,262,107)	(296,704)	(93,555)
Net cash provided by (used in) operating activities	(1,791,585)	1,028,836	(3,366,465)
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	62,450,011	53,000,461	69,089,810
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option) (Note 3)	31,969,733	46,068,373	35,991,213
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(87,816,718)	(101,306,253)	(98,773,329)
Proceeds from maturities of Held-to-maturity debt securities	1,380,753	5,845,448	3,184,932
Purchases of Held-to-maturity debt securities	(3,889,987)	(4,329,574)	(5,511,035)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	3,148,971	4,106,446	5,133,867
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(2,894,534)	(3,085,879)	(4,639,404)
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of BK, net of cash acquired (Note 2)	(64,104)	—	—
Acquisition of PT Home Credit Indonesia, a subsidiary of BK, net of cash acquired (Note 2)	(29,219)	—	—
Acquisition of PT Mandala Multifinance Tbk, a subsidiary of BK, net of cash acquired (Note 2)	(46,025)	—	—
Acquisition of AlbaCore Capital Group., a subsidiary of TB, net of cash acquired (Note 2)	(42,817)	—	—
Acquisition of MUFG Pension & Market Services Holdings Limited, a subsidiary of TB, net of cash acquired (Note 2)	—	(91,938)	—
Acquisition of WealthNavi Inc., a subsidiary of BK, net of cash acquired (Note 2)	—	(61,408)	(8,809)
Acquisition of TIDLOR Holdings Public Company Limited, a subsidiary of BK, net of cash acquired (Note 2)	—	—	(7,330)
Net increase in loans	(1,565,920)	(3,620,030)	(8,103,596)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(3,758,551)	348,469	2,357,295
Proceeds from sales of premises and equipment	55,625	46,977	60,678
Capital expenditures for premises and equipment	(111,213)	(131,724)	(302,858)
Purchases of intangible assets	(317,308)	(306,656)	(344,077)
Proceeds from sales and dispositions of investments in equity method investees	41,179	44,381	69,696
Proceeds from sales of consolidated VIEs and subsidiaries—net	163,521	129,683	296,821
Other—net	73,762	6,608	(180,180)
Net cash used in investing activities	(1,252,841)	(3,336,616)	(1,686,306)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(in millions)	2024	2025	2026
Cash flows from financing activities:
Net increase in deposits	4,134,276	2,227,431	5,530,380
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(6,079,068)	6,796,160	(4,907,011)
Net increase (decrease) in due to trust account and other short-term borrowings	822,146	12,379,688	(14,071,016)
Proceeds from issuance of long-term debt	3,210,761	3,829,535	4,581,637
Repayments of long-term debt	(3,956,044)	(22,910,590)	(4,842,105)
Proceeds from sales of treasury stock	3,327	11,039	3,067
Payments for acquisition of treasury stock (Note 18)	(400,090)	(418,444)	(500,066)
Dividends paid	(438,716)	(531,844)	(846,715)
Dividends paid by subsidiaries to noncontrolling interests	(25,767)	(29,138)	(21,652)
Other—net	(39,579)	51,976	117,704
Net cash provided by (used in) financing activities	(2,768,754)	1,405,813	(14,955,777)
Effect of exchange rate changes on cash and cash equivalents	1,980,471	81,442	1,082,734
Net decrease in cash and cash equivalents	(3,832,709)	(820,525)	(18,925,814)
Cash and cash equivalents at beginning of fiscal year	113,957,445	110,124,736	109,304,211
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	110,118,623	109,298,114	90,369,985
Restricted cash included in other assets	6,113	6,097	8,412
Cash and cash equivalents at end of fiscal year	¥110,124,736	¥109,304,211	¥90,378,397

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥4,377,677	¥5,190,245	¥4,926,636
Income taxes, net of refunds (Note 8)	519,958	328,966	429,909
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements (Note 7)	15,987	4,657	12,115
Assets acquired under operating lease arrangements (Note 7)	51,764	40,608	74,817
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	160,036	—	—
Fair value of liabilities assumed	96,152	—	—
Acquisition of PT Home Credit Indonesia, a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	59,619	—	—
Fair value of liabilities assumed	30,494	—	—
Acquisition of PT Mandala Multifinance Tbk, a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	99,031	—	—
Fair value of liabilities assumed	34,676	—	—
Fair value of noncontrolling interests	10,448	—	—
Acquisition of AlbaCore Capital Group., a subsidiary of TB (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	90,197	—	—
Fair value of liabilities assumed	12,187	—	—
Fair value of noncontrolling interests	17,214	—	—
Contingent consideration liabilities	17,979	—	—
Acquisition of MUFG Pension & Market Services Holdings Limited, a subsidiary of TB (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	281,215	—
Fair value of liabilities assumed	—	188,316	—
Acquisition of WealthNavi Inc., a subsidiary of BK (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	117,344	—
Fair value of liabilities assumed	—	43,294	—
Acquisition of TIDLOR Holdings Public Company Limited, a subsidiary of BK, net of cash acquired (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	—	576,773
Fair value of liabilities assumed	—	—	373,142
Fair value of noncontrolling interests	—	—	125,997
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
Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2024, 2025 and 2026, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on December 31, would have resulted in an increase of ¥16.87 billion, a decrease of ¥13.23 billion, and a decrease of ¥3.81 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2024, 2025 and 2026 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2024, 2025 and 2026.
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
Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. Repurchase agreements and resale agreements are generally carried at the amounts at which the securities will be subsequently sold or repurchased, and securities lending and borrowing transactions are generally carried at the amount of cash collateral advanced or received. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2024, 2025 and 2026, there were no such transactions accounted for as sales or purchases.
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
The methodologies used to estimate the allowance and the charge-off policy for the major portfolio segments are as follows:
Commercial segment
In the Commercial segment, expected credit losses of loans are measured on a collective basis when similar risk characteristics exist. Risk characteristics that are considered for aggregation of loans include internal credit ratings, geographical location, and industry of the borrower. The collectively-assessed allowance is measured over the contractual term of the loans that is adjusted for expected prepayments, using the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) loss forecasting model, which is based on historical information and adjusted to incorporate expectations of future economic conditions considering economic variables such as gross domestic product and unemployment rates. The PD is determined as the marginal PD that denotes the likelihood that a borrower is observed to experience the default during a defined period of time, based on internal credit rating, geographical location, or industry of the borrower. The LGD is determined as the estimated loss on the loan that would be realized upon the default of the borrower, mainly based on the historical experience of collections against loans in default. The PD and LGD are continually reviewed to determine the appropriate level of the allowance for credit loss. With respect to the borrower internal credit rating, which is the basis for the determination in the PD model, certain banking subsidiaries in the Commercial segment enhanced the borrower internal credit rating system to provide for more sophisticated credit risk management. This enhancement represents a change in accounting estimate, with prospective application beginning April 1, 2025. The effect from this change did not have a material impact on the consolidated financial statements.
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

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	6 to 50
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
Stock-Based Compensation—MUFG and certain of its subsidiaries have a stock compensation-type stock option plan (“Stock Option Plan”) for directors (excluding outside directors and directors serving as audit committee members), corporate executives, executive officers and senior fellows (collectively, “officers”). Compensation costs under the Stock Option Plan are recognized based on the grant date fair value of the stock option (“Stock Acquisition Rights”) over the period during officers are required to provide

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
service in accordance with the terms of the Stock Option Plan. In addition, MUFG and certain of its subsidiaries have a performance-based stock compensation plan for officers (“the Board Incentive Plan”), and certain subsidiaries have predetermined share-based stock compensation plans for employees holding managerial positions (“Employee Stock Ownership Plan”). The awards granted under the Board Incentive Plan and Employee Stock Ownership Plan are classified as either a liability for the part of the award which is provided to officers or employees holding managerial positions in cash or equity for the part of the award which is provided to officers or employees holding managerial positions in the common shares of MUFG. Compensation costs are recognized over the requisite service period for the entire awards. For awards classified as liability, compensation costs are measured based on the fair value calculated by the quoted price of common shares of MUFG at the date of fiscal year-end and remeasured at the end of each reporting period. Changes in quoted prices of common shares of MUFG between the date of grant and the settlement of awards are recognized in the period which the changes occur. For awards classified as equity, compensation costs are measured based on the grant date fair value by the quoted price of the common shares of MUFG.
Accounting Changes
Improvements to Income Tax Disclosures—In December 2023, the Financial Accounting Standards Board (“FASB”) issued new guidance to enhance the disclosures for income taxes. This guidance introduced new disclosures, including a breakdown of income tax expense from continuing operations by national, state, and foreign, as well as information about income taxes paid, and modified the disclosure requirements on the reconciliation to the effective tax rate. This guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The guidance can be applied either prospectively or retrospectively. The MUFG Group adopted this guidance from the fiscal year beginning April 1, 2025 under the prospective approach. As this guidance only affects disclosures, its adoption did not have an impact on the MUFG Group’s financial position and results of operations. See Note 8 for further details of disclosures required by this guidance.
Recently Issued Accounting Pronouncements
Accounting for Internal-Use Software Costs—In September 2025, the FASB issued new guidance which modernizes the accounting for software costs. This new guidance targets improvements to the accounting for internal-use software, intended to modernize the internal use software guidance, primarily by eliminating accounting consideration of software project development stages and enhances the guidance around the “probable-to-complete” threshold in determining when capitalization of internal-use software costs begins. This guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements.
Purchased loans—In November 2025, the FASB issued new guidance which addresses concerns about the accounting for acquired financial assets. Under current U.S. GAAP, financial assets acquired through a business combination, an asset acquisition, or the consolidation of a variable interest entity that is not a business are initially recorded at fair value, and an allowance for expected credit losses is separately recognized with an offsetting gross-up adjustments to the purchase price of the acquired financial assets (“gross-up approach”), if a financial asset acquired has a more-than-insignificant deterioration of credit risk since its origination. However, if it does not have such a deterioration of credit risk, an allowance for credit losses is recognized with a corresponding charge to credit loss expense. The new guidance requires that purchased loans (excluding credit cards), which are acquired without credit deterioration and deemed seasoned, be accounted for using the gross-up approach, which will enhance comparability and consistency in the accounting for acquired financial assets. This guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
2.    BUSINESS DEVELOPMENTS
Acquisition of HC Consumer Finance Philippines, Inc & PT Home Credit Indonesia
On June 1, 2023, MUFG Bank and its consolidated subsidiary, Krungsri, acquired 100% of the shares of HC Consumer Finance Philippines, Inc. (“HC Philippines”), and paid ¥69,841 million, with certain price adjustments after June 1, 2023, in total in cash. As a result of the acquisition, Krungsri and MUFG Bank hold 75% and 25% of the shares respectively.
The total assets and total liabilities of the acquired business of HC Philippines were ¥137,577 million, including net loans of ¥108,359 million, and ¥96,152 million, including long-term debt of ¥43,891 million, respectively. The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The goodwill resulting from the acquisition of HC Philippines was ¥28,196 million, which was not deductible for income tax purposes, and was allocated to the Global Commercial Banking Business Group Segment. The intangible assets resulting from the acquisitions of HC Philippines was ¥9,373 million with a weighted average amortization periods of 5.7 years, primarily including ¥6,137 million of a customer relationship with an amortization period of 7.5 years. The revenue and net income of HC Philippines since the acquisition date were ¥58,394 million and ¥4,129 million, respectively, for the fiscal year ended March 31, 2024. The acquired loans of HC Philippines, other than those purchased with credit deterioration, had a fair value of ¥104,391 million at the acquisition date, with unpaid principal balances of ¥109,032 million. At the acquisition date, the MUFG Group estimated these loans’ contractual cash flows expected not to be collected were ¥4,100 million for HC Philippines.
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
The total assets and total liabilities of the acquired business of HC Indonesia were ¥44,178 million, including net loans of ¥24,949 million, and ¥30,494 million, including other short-term borrowings of ¥22,299 million, respectively. The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The goodwill resulting from the acquisition of HC Indonesia was ¥18,034 million, which was not deductible for income tax purposes, and was allocated to the Global Commercial Banking Business Group Segment. The intangible assets resulting from the acquisitions of HC Indonesia were ¥3,964 million with a weighted average amortization of 6.9 years, primarily including ¥3,582 million of a customer relationship with an amortization period of 7.1 years. The revenue and net income of HC Indonesia since the acquisition date were ¥14,569 million and ¥327 million, respectively, for the fiscal year ended March 31, 2024. The fair value of the noncontrolling interests was immaterial. The acquired loans of HC Indonesia, other than those purchased with credit deterioration, had a fair value of ¥25,768 million at the acquisition date, with unpaid principal balances of ¥27,389 million. At the acquisition date, the MUFG Group estimated these loans’ contractual cash flows expected not to be collected were ¥1,505 million.
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
Pro forma statements of income
The following unaudited pro forma statements of income present the result of operations for HC Philippines and HC Indonesia as if the acquisitions had occurred on April 1, 2022:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	HC Philippines	HC Indonesia
	Fiscal year ended March 31,	Fiscal year ended March 31,
	2024	2024
	(in millions)
Statements of income data
Total revenue	¥68,177	¥28,201
Net income (loss) attributable to Mitsubishi UFJ Financial Group	3,775	(220)

The unaudited pro forma statements of income of HC Philippines include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥1,669 million for the fiscal year ended March 2024. The unaudited pro forma statements of income of HC Indonesia include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥577 million for the fiscal year ended March 2024.
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
Pro forma statements of income
The following unaudited pro forma statements of income present the result of income for MFIN as if the acquisition had occurred on April 1, 2022:

Fiscal year ended March 31,
2024
(in millions)
Statements of income data
Total revenue	¥20,580
Net income attributable to Mitsubishi UFJ Financial Group	¥1,416

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥2,748 million for the fiscal year ended March 31, 2024.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Acquisition of AlbaCore Capital Group
On November 14, 2023, Mitsubishi UFJ Trust and Banking's consolidated subsidiary, First Sentier Investors, which is now known as First Sentier Group, acquired 75% interest in AlbaCore Capital Group (“AlbaCore”). Cash consideration paid on change of control was ¥49,266 million, with fair value of contingent consideration of ¥17,979 million being recognized. The valuation of the contingent consideration is calculated with reference to certain future earnings metrics and targets of AlbaCore, discounted to net present value. The deferred payment of contingent consideration is subject to earnings for certain future fiscal periods exceeding a threshold. If the future earnings exceed the threshold, a variable payment depending on value of the future earnings will be made.
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
Pro forma statements of income
The following unaudited pro forma statements of income present the results of income as if the acquisition of AlbaCore had occurred on April 1, 2022:

Fiscal year ended March 31,
2024
(in millions)
Statements of income data
Total revenue	¥8,279
Net income attributable to Mitsubishi UFJ Financial Group	¥859
The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥1,426 million for the fiscal year ended March 31, 2024.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
Pro forma statements of income
The following unaudited pro forma statements of income present the results of operations as if the acquisition of WealthNavi had occurred on April 1, 2023:

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
Acquisition of TIDLOR Holdings Public Company Limited
On June 11, 2024, the Extraordinary General Meeting of Ngern Tid Lor Public Company Limited (“NTL”), which was an equity method investee of Krungsri, approved the plan to restructure the shareholding and management structure of NTL. NTL provides loan and hire-purchase agreements for all types of vehicles, and acts as both a non-life and life insurance broker. The shareholding and management restructuring plan included the offering of newly issued shares by Tidlor Holdings Public Company Limited (“TIDLOR”). NTL arranged for TIDLOR to make a tender offer to purchase all of NTL’s securities from NTL’s shareholders by issuing and offering newly issued ordinary shares of TIDLOR in exchange for NTL’s existing ordinary shares. The securities swap ratio equaled 1 ordinary share of NTL for 1 new ordinary share of TIDLOR. In May 2025, Krungsri received 874,078,998 ordinary shares of TIDLOR.
On August 13, 2025, Krungsri completed the share purchase and transfer of 472,914,456 shares of TIDLOR at the amount of ¥37,281 million in cash from Siam Asia Credit Access Pte. Ltd., representing 16.33% of total issued ordinary shares in TIDLOR. This results in an increase of Krungsri's shareholding to 46.51%. However, Krungsri has the power to participate in management and control over TIDLOR. Accordingly, TIDLOR was changed from an equity method investee to a consolidated subsidiary.
Through this transaction, Krungsri aims to leverage TIDLOR's consistently strong and agile management to introduce innovative products and services that positively impact Thailand's underserved segment, particularly among retail and small-and-medium-sized customers. As a market leader, TIDLOR has demonstrated its ability to serve the diverse needs of customers and provide a better customer experience.
The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. The total assets and total liabilities of the acquired business were ¥543,888 million, including net loans of ¥464,468 million, and ¥373,142 million, including long-term debt of ¥346,260 million, respectively. The fair value of the noncontrolling interests was ¥125,997 million. The equity method interest in TIDLOR held by Krungsri immediately before the acquisition date was remeasured to a fair value of ¥70,304 million based on the quoted market price, resulting in a gain of ¥12,568 million which is included in Other non-interest income in the accompanying condensed consolidated statements of income for the fiscal year ended March 31, 2026. The goodwill resulting from the acquisition was ¥62,836 million, which was not deductible for income tax purposes, and was allocated to the Global Commercial Banking Business Group Segment. The intangible assets resulting from the acquisitions of TIDLOR was ¥17,869 million which include ¥4,657 million of customer relationships with a weighted average amortization period of 5.0 years and ¥13,212 million of an

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
indefinite-lived trade name. The revenue and net income of TIDLOR since the acquisition date were ¥74,841 million and ¥7,047 million, respectively, for the fiscal year ended March 31, 2026. The acquired loans of TIDLOR, other than those purchased with credit deterioration, had a fair value of ¥327,795 million at the acquisition date, with unpaid principal balances of ¥329,474 million. At the acquisition date, the MUFG Group estimated these loans’ contractual cash flows expected not to be collected were ¥7,759 million for TIDLOR.
During the fiscal year ended March 31, 2026, the MUFG Group incurred ¥151 million of acquisition-related costs.
Pro forma statements of income
The following unaudited pro forma statements of income present the results of income as if the acquisition of TIDLOR had occurred on April 1, 2024:

	Fiscal years ended March 31,
	2025	2026
	(in millions)
Statements of income data
Total revenue	¥98,516	¥111,903
Net income attributable to Mitsubishi UFJ Financial Group	¥6,523	¥8,693

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥893 million and ¥952 million for the fiscal years ended March 31, 2025 and 2026, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
3.    INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2025 and 2026:

At March 31, 2025	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥22,314,148	¥2,326	¥232,617	¥22,083,857
Japanese prefectural and municipal bonds	319,774	3	9,779	309,998
Foreign government and official institution bonds	4,149,418	11,679	82,628	4,078,469
Corporate bonds	905,194	10,213	11,524	903,883
Residential mortgage-backed securities	1,121,879	583	211	1,122,251
Asset-backed securities	1,405,859	7,491	1,199	1,412,151
Other debt securities	502,359	3,709	3,509	502,559
Total	¥30,718,631	¥36,004	¥341,467	¥30,413,168
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥14,354,434	¥4	¥395,239	¥13,959,199
Japanese prefectural and municipal bonds	2,545,627	—	93,141	2,452,486
Corporate bonds	214,949	—	3,602	211,347
Residential mortgage-backed securities	4,690,277	10,826	148,066	4,553,037
Asset-backed securities	1,466,898	4,447	421	1,470,924
Total	¥23,272,185	¥15,277	¥640,469	¥22,646,993

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2026:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥14,179,972	¥124	¥263,553	¥13,916,543
Japanese prefectural and municipal bonds	177,037	1	10,587	166,451
Foreign government and official institution bonds	4,646,116	14,579	61,469	4,599,226
Corporate bonds	989,473	9,756	17,969	981,260
Residential mortgage-backed securities	1,015,934	1,197	109	1,017,022
Asset-backed securities	1,590,991	9,585	254	1,600,322
Other debt securities	351,950	3,612	2,045	353,517
Total	¥22,951,473	¥38,854	¥355,986	¥22,634,341
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥16,590,035	¥—	¥849,169	¥15,740,866
Japanese prefectural and municipal bonds	2,847,328	—	165,266	2,682,062
Corporate bonds	243,772	—	6,061	237,711
Residential mortgage-backed securities	4,488,121	25,121	124,695	4,388,547
Asset-backed securities	1,843,305	3,342	2,603	1,844,044
Total	¥26,012,561	¥28,463	¥1,147,794	¥24,893,230

Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at March 31, 2026 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥2,957,549	¥2,936,497	¥13,922,146
Due from one year to five years	6,009,650	5,821,162	4,031,750
Due from five years to ten years	10,106,082	9,421,512	3,382,039
Due after ten years	6,939,280	6,714,059	1,298,406
Total	¥26,012,561	¥24,893,230	¥22,634,341
Realized Gains and Losses
For the fiscal years ended March 31, 2024, 2025 and 2026, gross realized gains on sales of Available-for-sale debt securities were ¥124,557 million, ¥49,923 million and ¥57,226 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥274,042 million, ¥200,679 million and ¥366,176 million, respectively.

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
For the fiscal year ended March 31, 2026, impairment losses on Available-for-sale debt securities, which comprised of corporate bonds, were included in Investment securities gains (losses)—net in the accompanying consolidated statements of income and were not material.
For the fiscal years ended March 31, 2024, 2025 and 2026, the MUFG Group’s Held-to-maturity debt securities were guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Based on the analysis performed, the MUFG Group has the intent and ability to hold these securities to maturity. Therefore, no credit losses were expected on these securities and no impairment loss has been recorded.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2025 and 2026 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2025	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥19,809,049	¥109,736	¥1,160,183	¥122,881	¥20,969,232	¥232,617	311
Japanese prefectural and municipal bonds	30,167	82	279,731	9,697	309,898	9,779	282
Foreign government and official institution bonds	710,517	9,198	1,584,560	73,430	2,295,077	82,628	104
Corporate bonds	206,591	3,069	413,226	8,455	619,817	11,524	483
Residential mortgage-backed securities	—	—	274,894	211	274,894	211	9
Asset-backed securities	244,037	1,193	1,252	6	245,289	1,199	25
Other debt securities	213,737	423	48,799	3,086	262,536	3,509	74
Total	¥21,214,098	¥123,701	¥3,762,645	¥217,766	¥24,976,743	¥341,467	1,288

	Less than 12 months		12 months or more		Total
At March 31, 2026:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥11,646,480	¥22,273	¥1,671,333	¥241,280	¥13,317,813	¥263,553	252
Japanese prefectural and municipal bonds	—	—	166,380	10,587	166,380	10,587	202
Foreign government and official institution bonds	1,128,963	8,090	1,271,358	53,379	2,400,321	61,469	105
Corporate bonds	203,323	3,914	456,324	14,055	659,647	17,969	479
Residential mortgage-backed securities	—	—	113,974	109	113,974	109	5
Asset-backed securities	55,271	212	9,509	42	64,780	254	14
Other debt securities	171,466	70	57,890	1,975	229,356	2,045	52
Total	¥13,205,503	¥34,559	¥3,746,768	¥321,427	¥16,952,271	¥355,986	1,109

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Evaluating Available-for-sale debt securities for Impairment losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Japanese prefectural and municipal bonds, Foreign government and official institution bonds
As of March 31, 2026, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of March 31, 2026 and no impairment loss has been recorded.
Corporate bonds
As of March 31, 2026, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of March 31, 2026, unrealized losses associated with these securities were mainly resulting from changes in interest rates and not from changes in credit quality. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of March 31, 2026 and no impairment loss had been recorded.
Asset-backed securities
As of March 31, 2026, unrealized losses associated with these securities, other than highly illiquid securities for which fair values are difficult to determine, were mainly resulting from changes in interest rates and not from changes in credit quality. Based on the consideration of various factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. For the highly illiquid securities, including certain collateralized loan obligations (“CLOs”), unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of March 31, 2026 and no impairment loss has been recorded.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at March 31, 2024, 2025 and 2026:

	Fiscal years ended March 31,
	2024	2025	2026
	(in millions)
Net gains (losses) recognized during the period(1)	¥1,527,792	¥(674,282)	¥983,840
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	113,216	(107,892)	151,388
Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥1,414,576	¥(566,390)	¥832,452

Note:
(1)Included in Investment securities gains (losses)—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2025 and 2026:

	2025	2026
	(in millions)
Measurement alternative balance	¥603,633	¥647,115
The related adjustments for these securities for the fiscal years ended March 31, 2024, 2025 and 2026 were as follows:

	Fiscal years ended March 31,
	2024	2025	2026
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(11,943)	¥(37,469)	¥(22,633)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥(1,567)	¥—	¥—
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥882	¥8,060	¥12,222

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
(4)The cumulative impairment losses at March 31, 2025 and 2026 were ¥65,989 million and ¥85,549 million, respectively.
(5)The cumulative downward changes for observable prices at March 31, 2025 and 2026 were ¥2,961 million and ¥2,961 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2025 and 2026 were ¥66,132 million and ¥77,877 million, respectively.

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
Total Outstanding Loans and Past Due Analysis
The table below presents total outstanding loans and past due analysis by class at March 31, 2025 and 2026.

	Past Due
At At March 31, 2025::	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥9,275	¥6,127	¥15,402	¥61,523,077	¥130,854	¥61,669,333	¥2,419
Foreign	4,310	22,018	26,328	45,465,082	756,409	46,247,819	4,667
Residential	32,739	10,711	43,450	12,518,330	—	12,561,780	3,157
Card	15,737	30,221	45,958	452,815	—	498,773	—
Krungsri	228,655	252,745	481,400	8,365,508	—	8,846,908	—
Other	21,555	28,744	50,299	2,006,393	—	2,056,692	—
Total	¥312,271	¥350,566	¥662,837	¥130,331,205	¥887,263	¥131,881,305	¥10,243
Unearned income, unamortized premiums—net and deferred loan fees—net						(442,790)
Total						¥131,438,515

	Past Due
At March 31, 2026:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥5,227	¥12,697	¥17,924	¥64,013,000	¥161,423	¥64,192,347	¥2,879
Foreign	35,519	27,311	62,830	54,537,275	1,072,260	55,672,365	—
Residential	29,796	9,805	39,601	12,802,909	—	12,842,510	2,656
Card	18,154	34,414	52,568	504,940	—	557,508	—
Krungsri	281,023	228,683	509,706	9,315,107	19,964	9,844,777	—
Other	17,972	26,260	44,232	2,171,741	—	2,215,973	—
Total	¥387,691	¥339,170	¥726,861	¥143,344,972	¥1,253,647	¥145,325,480	¥5,535
Unearned income, unamortized premiums—net and deferred loan fees—net						(506,256)
Total						¥144,819,224

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
The information on nonaccrual loans by class at March 31, 2025 and 2026, and recognized interest income on nonaccrual loans by class for the fiscal years ended March 31, 2025 and 2026 are shown below:

	Recorded Loan Balance
March 31, 2025:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥279,460	¥78,151	¥4,433
Foreign	223,696	35,266	6,965
Residential	35,884	3,885	852
Card	77,534	—	34
Krungsri	327,637	8,198	15,037
Other	32,490	9	3,392
Total	¥976,701	¥125,509	¥30,713

	Recorded Loan Balance
March 31, 2026:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥198,756	¥90,531	¥3,578
Foreign	287,699	36,230	6,873
Residential	31,627	3,560	850
Card	38,164	—	87
Krungsri	330,984	14,844	15,036
Other	30,998	3	3,042
Total	¥918,228	¥145,168	¥29,466

Notes:
(1)Nonaccrual loans in the above table do not include loans held for sale of ¥20,258 million and ¥26,418 million at March 31, 2025 and 2026, respectively.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Loan Modifications
The following table summarizes the MUFG Group’s loan modifications that were made to borrowers experiencing financial difficulty by class for the fiscal years ended March 31, 2024, 2025 and 2026:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2024:	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥3,110	0.01%	¥—
Term extension	315,702	0.55	5,201
Combination of interest rate reduction and term extension	7,038	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥1,720	0.00%	¥—
Term extension	83,764	0.18	227
Combination of interest rate reduction and term extension	82	0.00	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	14,842	0.12	105
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	23,689	4.89	3,038
Combination of term extension and principal forgiveness	226	0.05	3
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥621	0.01%	¥85
Term extension	254,892	2.89	10,030
Combination of interest rate reduction and term extension	1,863	0.02	263
Combination of term extension and principal forgiveness	239	0.00	2,074
All other modifications and combinations	657	0.01	62
Other(2)
Interest rate reduction	¥606	0.03%	¥304
Term extension	6,464	0.37	415
Combination of interest rate reduction and term extension	345	0.02	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2025:	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥436	0.00%	¥—
Term extension	296,078	0.48	5,819
Combination of interest rate reduction and term extension	4,934	0.01	88
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥—	—%	¥—
Term extension	85,363	0.18	912
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	9,826	0.08	243
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	24,338	4.88	2,686
Combination of term extension and principal forgiveness	234	0.05	2
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥811	0.01%	¥326
Term extension	196,337	2.22	22,432
Combination of interest rate reduction and term extension	13,248	0.15	1,218
Combination of term extension and principal forgiveness	4,064	0.05	31
All other modifications and combinations	4,475	0.05	70
Other(2)
Interest rate reduction	¥2,014	0.10%	¥68
Term extension	7,412	0.36	1,343
Combination of interest rate reduction and term extension	—	—	4
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2026:	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥4	0.00%	¥4
Term extension	311,314	0.48	11,150
Combination of interest rate reduction and term extension	702	0.00	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥360	0.00%	¥—
Term extension	72,434	0.13	18,380
Combination of interest rate reduction and term extension	6,280	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	7,797	0.06	89
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	27,118	4.86	3,992
Combination of term extension and principal forgiveness	423	0.08	119
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥11	0.00%	¥255
Term extension	134,785	1.37	21,519
Combination of interest rate reduction and term extension	89,458	0.91	3,700
Combination of term extension and principal forgiveness	344	0.00	4,543
All other modifications and combinations	1,590	0.02	37
Other(2)
Interest rate reduction	¥1,720	0.08%	¥840
Term extension	5,670	0.26	526
Combination of interest rate reduction and term extension	1	0.00	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

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
The following table provides the financial effect of the modifications made to borrowers experiencing financial difficulty by class for the fiscal years ended March 31, 2024, 2025 and 2026:

Fiscal year ended March 31, 2024:	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.13%.
Term extension	Added a weighted-average 1.0 years to the life of loans.
Foreign
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.46%.
Term extension	Added a weighted-average 0.8 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.6 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 15.22%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥809 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 1.34%.
Term extension	Added a weighted-average 2.3 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥1,250 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 3.40%.
Term extension	Added a weighted-average 3.0 years to the life of loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2025:	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.11%.
Term extension	Added a weighted-average 0.8 years to the life of loans.
Foreign
Term extension	Added a weighted-average 0.7 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.6 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 18.00%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥862 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 4.70%.
Term extension	Added a weighted-average 3.6 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥3,524 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 4.00%.
Term extension	Added a weighted-average 1.0 year to the life of loans.

Fiscal year ended March 31, 2026:	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.11%.
Term extension	Added a weighted-average 1.1 years to the life of loans.
Foreign
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.68% .
Term extension	Added a weighted-average 1.0 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.6 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 16.81%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥1,118 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 7.97%.
Term extension	Added a weighted-average 3.4 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥5,706 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 2.20%.
Term extension	Added a weighted-average 1.0 year to the life of loans.
The following table provides the performance of loans that have been modified in the last 12 months to borrowers experiencing financial difficulty by class for the fiscal years ended March 31, 2024, 2025 and 2026:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2024 :	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥324,772	¥740	¥338
Foreign	85,566	—	—
Residential(1)	13,770	918	154
Card(2)	17,888	3,961	2,066
Krungsri(2)	225,319	24,839	8,114
Other(2)	5,673	1,448	294
Total	¥672,988	¥31,906	¥10,966

Fiscal year ended March 31, 2025 :	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥300,859	¥442	¥148
Foreign	84,672	690	—
Residential(1)	8,930	742	154
Card(2)	19,316	3,562	1,694
Krungsri(2)	159,909	31,610	27,416
Other(2)	5,864	2,516	1,046
Total	¥579,550	¥39,562	¥30,458

Fiscal year ended March 31, 2026:	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥310,091	¥213	¥1,716
Foreign	79,074	—	—
Residential(1)	7,352	379	66
Card(2)	19,908	5,905	1,728
Krungsri(2)	183,106	25,665	17,418
Other(2)	5,724	1,116	550
Total	¥605,255	¥33,278	¥21,478

Notes:

(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accrual and nonaccrual loans.

The MUFG Group provided commitments to extend credit to borrowers experiencing financial difficulty that were granted modifications in the form of principal forgiveness, an interest rate reduction, or a term extension for the fiscal years ended March 31,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
2025 and 2026. The amount of such commitments was ¥81,151 million and ¥98,864 million at March 31, 2025 and 2026, respectively. See Note 24 for further discussion of commitments to extend credit and information on the balance of commitments.

Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2025 and 2026, and gross charge-offs for the fiscal years ended March 31, 2025 and 2026 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2025 :	2024	2023	2022	2021	2020	Prior
	(in millions)
Commercial:	¥36,144,399	¥14,800,806	¥9,780,316	¥4,868,593	¥4,571,927	¥9,808,543	¥26,976,735	¥78,570	¥107,029,889
Domestic	24,117,429	7,173,200	6,154,487	3,848,005	4,060,428	7,912,621	8,272,309	—	61,538,479
Normal	23,928,261	7,042,016	6,052,900	3,665,031	3,962,275	7,288,161	8,073,197	—	60,011,841
Close Watch	128,827	122,907	90,760	166,698	78,351	529,207	184,168	—	1,300,918
Likely to become Bankrupt or Legally/Virtually Bankrupt	60,341	8,277	10,827	16,276	19,802	95,253	14,944	—	225,720
Gross charge-offs	1,371	2,259	2,078	592	261	3,140	907	—	10,608
Foreign	12,026,970	7,627,606	3,625,829	1,020,588	511,499	1,895,922	18,704,426	78,570	45,491,410
Normal	11,839,879	7,367,932	3,465,137	1,011,411	480,256	1,732,371	18,474,590	76,313	44,447,889
Close Watch	154,312	177,968	137,788	9,177	19,982	114,575	213,896	—	827,698
Likely to become Bankrupt or Legally/Virtually Bankrupt	32,779	81,706	22,904	—	11,261	48,976	15,940	2,257	215,823
Gross charge-offs	2,151	8,622	11,010	2,855	336	6,872	13,460	—	45,306
Residential	¥1,124,971	¥636,238	¥625,599	¥672,243	¥537,121	¥8,947,802	¥17,806	¥—	¥12,561,780
Accrual	1,124,734	636,136	625,164	672,068	536,861	8,914,948	16,419	—	12,526,330
Nonaccrual	237	102	435	175	260	32,854	1,387	—	35,450
Gross charge-offs	—	—	5	43	10	576	1	—	635
Card	¥38	¥179	¥270	¥310	¥279	¥703	¥416,238	¥80,756	¥498,773
Accrual	1	3	7	15	6	33	403,628	17,546	421,239
Nonaccrual	37	176	263	295	273	670	12,610	63,210	77,534
Gross charge-offs	3	52	112	93	70	152	9,249	12,271	22,002
Krungsri	¥1,688,668	¥1,487,981	¥1,002,889	¥546,198	¥239,302	¥904,667	¥2,955,217	¥21,986	¥8,846,908
Performing	1,507,924	1,325,246	855,947	442,848	193,714	651,811	2,698,374	7	7,675,871
Under-Performing	147,612	115,002	102,598	66,928	31,663	173,199	206,398	—	843,400
Non-Performing	33,132	47,733	44,344	36,422	13,925	79,657	50,445	21,979	327,637
Gross charge-offs	5,970	53,874	50,589	21,359	7,095	23,135	32,294	5,327	199,643
Other	¥795,726	¥385,741	¥162,365	¥38,968	¥34,651	¥91,677	¥547,564	¥—	¥2,056,692
Accrual	790,753	378,532	159,835	38,006	33,940	86,122	537,014	—	2,024,202
Nonaccrual	4,973	7,209	2,530	962	711	5,555	10,550	—	32,490
Gross charge-offs	6,492	30,173	9,590	2,623	383	3,075	6,621	—	58,957

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2026:	2025	2024	2023	2022	2021	Prior
	(in millions)
Commercial:	¥40,955,619	¥12,944,026	¥10,257,523	¥6,692,362	¥3,535,686	¥10,669,085	¥33,514,937	¥61,791	¥118,631,029
Domestic	24,813,049	6,744,426	5,711,688	4,720,077	2,927,815	8,958,519	10,155,350	—	64,030,924
Normal	24,703,682	6,632,617	5,613,025	4,670,059	2,851,319	8,381,226	9,989,979	—	62,841,907
Close Watch	96,046	104,366	71,621	40,514	65,825	499,564	150,293	—	1,028,229
Likely to become Bankrupt or Legally/Virtually Bankrupt	13,321	7,443	27,042	9,504	10,671	77,729	15,078	—	160,788
Gross charge-offs	2,028	3,480	197	2,589	5,425	6,674	2,778	—	23,171
Foreign	16,142,570	6,199,600	4,545,835	1,972,285	607,871	1,710,566	23,359,587	61,791	54,600,105
Normal	15,928,759	5,965,943	4,364,812	1,882,422	591,535	1,574,598	23,157,551	58,528	53,524,148
Close Watch	173,991	159,533	144,244	47,880	5,927	90,921	164,319	2,599	789,414
Likely to become Bankrupt or Legally/Virtually Bankrupt	39,820	74,124	36,779	41,983	10,409	45,047	37,717	664	286,543
Gross charge-offs	236	3,233	18,841	17,144	10	5,434	16,082	—	60,980
Residential	¥1,294,984	¥1,079,225	¥604,148	¥592,837	¥633,849	¥8,621,902	¥15,565	¥—	¥12,842,510
Accrual	1,294,914	1,079,045	603,989	592,443	633,666	8,592,808	14,370	—	12,811,235
Nonaccrual	70	180	159	394	183	29,094	1,195	—	31,275
Gross charge-offs	—	—	—	8	28	969	—	—	1,005
Card	¥20	¥149	¥273	¥306	¥325	¥909	¥466,827	¥88,699	¥557,508
Accrual	—	4	10	6	13	133	451,707	67,471	519,344
Nonaccrual	20	145	263	300	312	776	15,120	21,228	38,164
Gross charge-offs	19	83	136	195	121	364	9,151	15,507	25,576
Krungsri	¥2,334,311	¥1,152,780	¥1,072,147	¥646,579	¥381,925	¥834,417	¥3,380,267	¥22,387	¥9,824,813
Performing	2,102,663	974,527	933,091	507,781	299,850	597,348	3,116,056	5	8,531,321
Under-Performing	172,593	145,380	110,228	102,792	54,875	164,397	212,243	—	962,508
Non-Performing	59,055	32,873	28,828	36,006	27,200	72,672	51,968	22,382	330,984
Gross charge-offs	4,017	29,542	55,774	33,983	16,756	17,430	34,217	7,008	198,727
Other	¥896,023	¥337,578	¥231,863	¥89,166	¥15,613	¥90,163	¥555,567	¥—	¥2,215,973
Accrual	892,614	330,796	228,120	87,984	14,994	84,026	546,441	—	2,184,975
Nonaccrual	3,409	6,782	3,743	1,182	619	6,137	9,126	—	30,998
Gross charge-offs	4,137	24,686	12,489	2,768	560	1,938	5,018	—	51,596

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
Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2024, 2025 and 2026 are shown below:

Fiscal year ended March 31, 2024:	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥719,589	¥59,747	¥42,469	¥364,647	¥93,062	¥1,279,514
Provision for (reversal of) credit losses	66,240	(1,500)	21,927	138,358	33,770	258,795
Charge-offs	72,792	1,289	21,020	180,641	38,633	314,375
Recoveries collected	14,488	6	713	32,856	17,173	65,236
Net charge-offs	58,304	1,283	20,307	147,785	21,460	249,139
Other(1)(2)(3)	17,989	—	(7,666)	49,991	7,477	67,791
Balance at end of fiscal year	¥745,514	¥56,964	¥36,423	¥405,211	¥112,849	¥1,356,961

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2025:	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥745,514	¥56,964	¥36,423	¥405,211	¥112,849	¥1,356,961
Provision for (reversal of) credit losses	(93,052)	(6,729)	25,607	156,582	39,382	121,790
Charge-offs	55,914	635	22,002	199,643	58,957	337,151
Recoveries collected	13,213	7	899	40,340	16,433	70,892
Net charge-offs	42,701	628	21,103	159,303	42,524	266,259
Other(1)	1,861	—	—	21,367	7,355	30,583
Balance at end of fiscal year	¥611,622	¥49,607	¥40,927	¥423,857	¥117,062	¥1,243,075

Fiscal year ended March 31, 2026:	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥611,622	¥49,607	¥40,927	¥423,857	¥117,062	¥1,243,075
Provision for (reversal of) credit losses	24,661	(15,826)	30,027	150,212	37,038	226,112
Charge-offs	84,151	1,005	25,576	198,727	51,596	361,055
Recoveries collected	7,294	—	643	44,067	12,537	64,541
Net charge-offs	76,857	1,005	24,933	154,660	39,059	296,514
Other(1)(4)	8,173	—	—	57,820	(4,326)	61,667
Balance at end of fiscal year	¥567,599	¥32,776	¥46,021	¥477,229	¥110,715	¥1,234,340

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
(4)For the fiscal year ended March 31, 2026, the Krungsri segment includes the initial allowance for credit losses for the loans purchased with credit deterioration of ¥14,067 million.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease from charge-offs in the allowance for credit losses amounting to ¥15.7 billion, ¥48.4 billion and ¥30.3 billion for the fiscal years ended March 31, 2024, 2025 and 2026, respectively, due to loan disposal activity.
The MUFG Group sold ¥2,788 billion, ¥3,778 billion and ¥4,042 billion of loans within the Commercial segment during the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Loans Purchased with Credit Deterioration
The following table sets forth the reconciliation of the difference between the purchase price and the principal balance regarding loans acquired with credit deterioration, in connection with corporate acquisitions during the fiscal year ended March 31, 2026.

2026
(in millions)
Purchase price	¥136,121
Allowance for credit losses at acquisition	14,067
Non-credit discount	(2,721)
Principal balance	147,467

5.    PREMISES AND EQUIPMENT
Premises and equipment at March 31, 2025 and 2026 consisted of the following:

	2025	2026
	(in millions)
Land	¥406,470	¥512,220
Buildings	794,868	848,904
Equipment and furniture	561,926	595,226
Leasehold improvements	284,171	306,522
Construction in progress	34,007	46,896
Total	2,081,442	2,309,768
Less accumulated depreciation	1,161,588	1,224,911
Premises and equipment-net	¥919,854	¥1,084,857
For the fiscal years ended March 31, 2024, 2025 and 2026, the MUFG Group recognized ¥3,159 million, ¥14,695 million and ¥4,709 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥5,468 million, ¥363 million and ¥7 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
6.    GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2025 and 2026:

	Retail & Digital Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Total
	(in millions)
Balance at March 31, 2024:
Goodwill	¥15,884	¥159,231	¥578,139	¥330,956	¥2,300	¥1,086,510
Accumulated impairment losses(1)	—	(63,568)	(481,263)	(47,921)	—	(592,752)
	15,884	95,663	96,876	283,035	2,300	493,758
Goodwill acquired during the fiscal year(2)	63,730	—	—	149,782	—	213,512
Impairment loss	—	—	(32,388)	(117,701)	—	(150,089)
Foreign currency translation adjustments and other	—	(253)	(977)	2,213	—	983
Balance at March 31, 2025:
Goodwill	79,614	158,978	577,162	482,951	2,300	1,301,005
Accumulated impairment losses	—	(63,568)	(513,651)	(165,622)	—	(742,841)
	¥79,614	¥95,410	¥63,511	¥317,329	¥2,300	¥558,164
Goodwill acquired during the fiscal year(2)	20,117	—	62,836	—	—	82,953
Impairment loss	(5,149)	—	—	(92,326)	—	(97,475)
Foreign currency translation adjustments and other	—	3,915	5,664	13,315	—	22,894
Balance at March 31, 2026:
Goodwill	99,731	162,893	645,662	496,266	2,300	1,406,852
Accumulated impairment losses	(5,149)	(63,568)	(513,651)	(257,948)	—	(840,316)
	¥94,582	¥99,325	¥132,011	¥238,318	¥2,300	¥566,536

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
(2)Goodwill acquired during the fiscal years ended March 31, 2025 and 2026, mainly relate to the acquisitions described in Note 2.

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
For the fiscal year ended March 31, 2025, the MUFG Group recognized ¥109,933 million of impairment of goodwill relating to the First Sentier Investors reporting unit, which was renamed the First Sentier Group reporting unit, within the Asset Management & Investor Services Business Group segment. Due largely to market volatility and a decline in the equity markets, the portfolio balance of assets under management across a number of strategies decreased, which resulted in a decrease in the reporting unit’s cash flow

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
projections, and the discount rate increased. As a result, the fair value of the reporting unit was measured on December 31, 2024, for the quantitative goodwill impairment test, and led to an impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The income approach estimates the fair value of the reporting unit by discounting management’s projections of the reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
For the fiscal year ended March 31, 2025, the MUFG Group recognized ¥32,388 million of impairment of goodwill relating to the Mandala Multifinance reporting unit within the Global Commercial Banking Business Group segment. Due largely to the weak auto markets in Indonesia, two-wheeler retail sales showed slow growth during the fiscal year ended March 31, 2025, which resulted in a decrease in the reporting unit’s cash flow projections. As a result, the fair value of the reporting unit was measured on December 31, 2024 for the quantitative goodwill impairment test, and led to an impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The income approach estimates the fair value of the reporting unit by discounting management’s projections of the reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
For the fiscal year ended March 31, 2026, the MUFG Group recognized ¥38,636 million of impairment of goodwill relating to the MUFG Pension & Market Services reporting unit within the Asset Management & Investor Services Business Group segment. Due largely to the loss of a significant client and the decline in corporate activities in the capital market, the reporting unit’s cash flow projections have decreased. As a result, the fair value of the reporting unit was measured on June 30, 2025, for the quantitative goodwill impairment test, and led to an impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The income approach estimates the fair value of the reporting unit by discounting management’s projections of the reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
For the fiscal year ended March 31, 2026, the MUFG Group recognized ¥53,690 million of impairment of goodwill relating to the First Sentier Group reporting unit within the Asset Management & Investor Services Business Group segment. The reporting unit’s cash flow projections decreased and the discount rate increased, primarily due to lower projected revenues and profitability of AlbaCore Capital Group, reflecting the timing of new fund launches and increased upfront investments in new business strategies prior to revenue generation from those new funds. As a result, the fair value of the reporting unit was measured on December 31, 2025, for the quantitative goodwill impairment test, and led to an impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The income approach estimates the fair value of the reporting unit by discounting management’s projections of the reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.
Other Intangible Assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of other intangible assets at March 31, 2025 and 2026:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2025			2026
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥4,093,320	¥3,081,494	¥1,011,826	¥4,427,757	¥3,342,584	¥1,085,173
Customer relationships	632,016	335,898	296,118	623,399	336,393	287,006
Core deposit intangibles	138,203	102,052	36,151	132,465	108,418	24,047
Trade names	87,183	50,871	36,312	61,729	26,917	34,812
Other	23,702	9,821	13,881	32,422	11,305	21,117
Total	¥4,974,424	¥3,580,136	1,394,288	¥5,277,772	¥3,825,617	1,452,155
Intangible assets not subject to amortization:
Indefinite-lived trade names			—			14,050
Other			8,227			8,813
Total			¥1,402,515			¥1,475,018
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
Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2026, amounted to ¥370,047 million, which primarily consisted of ¥348,912 million of software and ¥20,988 million of customer relationships. The weighted average amortization periods for these assets are 6 years and 16 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2026, amounted to ¥14,372 million.
For the fiscal years ended March 31, 2024, 2025 and 2026, the MUFG Group recognized ¥15,042 million, ¥14,353 million and ¥8,417 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.
The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2027	¥333,916
2028	292,840
2029	240,388
2030	190,182
2031	141,562
7.    LEASE TRANSACTIONS
Lease transactions as a lessee
Right-of-use assets of finance leases, which are principally related to data processing equipment and included in Premises and equipment in the accompanying consolidated balance sheets, amounted to ¥21,035 million and ¥23,137 million at March 31, 2025 and 2026, respectively. Lease liabilities of these finance leases, which are included in Long-term debt in the accompanying consolidated balance sheets, amounted to ¥21,460 million and ¥26,088 million at March 31, 2025 and 2026, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Right-of-use assets of operating leases, which are principally related to office space and equipment are included in Other assets in the accompanying consolidated balance sheets, amounted to ¥247,221 million and ¥282,736 million at March 31, 2025 and 2026, respectively. Lease liabilities of these operating leases, which are included in Other liabilities in the accompanying consolidated balance sheets, amounted to ¥341,499 million and ¥370,365 million at March 31, 2025 and 2026, respectively.
For the fiscal years ended March 31, 2025 and 2026, the MUFG Group recognized ¥19,520 million and ¥15,968 million, respectively, of impairment losses for Right-of-use assets of operating leases, where recovery of the carrying amount is doubtful. The losses are included in Other non-interest expenses.
The discount rates used in determining the present value of leases are the MUFG Group’s incremental borrowing rate, developed based upon each lease’s term and currency of payment. The lease term includes options to extend the lease when it is reasonably certain that the MUFG Group will exercise that option. The MUFG Group has elected to exclude leases with original terms of less than one year from the operating lease right-of-use assets and lease liabilities. The MUFG Group’s lease arrangements that have not yet commenced as of March 31, 2026 are not material. Variable lease costs did not have a material impact on the MUFG Group’s results of operations.
The following table presents profit or loss of lease transactions as a lessee for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026
	(in millions)
Finance lease cost:
Amortization of right-of-use assets	¥6,352	¥6,277	¥5,509
Interest on lease liabilities	341	373	304
Operating lease cost	65,719	67,281	74,065
The following table presents information of lease transactions as a lessee for the fiscal years ended March 31, 2025 and 2026:

	2025	2026
	(in millions, except years and percentages)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	¥372	¥305
Operating cash flows from operating leases	89,159	91,236
Financing cash flows from finance leases	9,240	8,349
Right-of-use assets obtained in exchange for new finance lease liabilities	4,657	12,115
Right-of-use assets obtained in exchange for new operating lease liabilities	40,608	74,817
Weighted-average remaining lease term:
Finance leases	3.5 years	3.6 years
Operating leases	6.8 years	6.5 years
Weighted-average discount rate:
Finance leases	1.26%	1.19%
Operating leases	1.93%	2.36%
Maturities of lease liabilities as of March 31, 2026 are as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Finance leases	Operating leases
	(in millions)
2027	¥8,672	¥91,812
2028	7,311	79,875
2029	5,087	59,388
2030	3,093	42,233
2031	1,981	32,294
2032 and thereafter	354	95,954
Total undiscounted cash flows	26,498	401,556
Difference between undiscounted and discounted cash flows	(410)	(31,191)
Amount on balance sheet	¥26,088	¥370,365
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
The following table presents profit or loss of lease transactions as a lessor for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥145,433	¥147,667	¥152,658
Operating leases:
Lease income	8,546	10,780	12,375
Total	¥153,979	¥158,447	¥165,033
Finance income on net investment is included in Interest income—Loans, including fees in the consolidated statements of income. Lease income from operating lease transactions is included in Other non-interest income in the consolidated statements of income.
The following table presents the components of sales type and direct financing leases transactions as of March 31, 2025 and 2026:

	2025	2026
	(in millions)
Lease receivables (undiscounted)	¥2,202,205	¥2,440,023
Adjustments:
Discounted unguaranteed residual value	7,772	7,509
Initial direct cost on sales type and direct financing leases	32,822	29,949
Deferred selling profit	(366,108)	(380,677)
Net investment in sales type and direct financing leases	¥1,876,691	¥2,096,804

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents maturity of the lease receivables of sales type and direct financing lease transactions including a reconciliation of undiscounted cash flows to the lease receivables recognized on balance sheet, and the lease payments of operating lease transactions as of March 31, 2026:

	Lease receivables of sales type and direct financing lease	Lease payments of operating leases
	(in millions)
2027	¥672,206	¥14,386
2028	560,711	12,477
2029	462,607	10,879
2030	323,265	7,593
2031	227,376	6,359
2032 and thereafter	193,858	88,980
Total undiscounted cash flows	2,440,023	140,674
Difference between undiscounted cash flows and the lease receivables recognized on balance sheet	(343,219)
Amount on balance sheet	¥2,096,804
The carrying amounts of the underlying assets under operating leases as of March 31, 2025 and 2026 were ¥142,964 million and ¥280,099 million, respectively.
8.    INCOME TAXES
From the fiscal year beginning April 1, 2025, the MUFG Group adopted new guidance on income tax disclosures under the prospective approach. This guidance introduced new disclosure requirements, including a breakdown of income tax expense from continuing operations by national, state, and foreign, as well as information about income taxes paid, and modified the disclosure requirements on the reconciliation to the effective tax rate.
Income before Income Tax Expense
Income before income tax expense by jurisdiction for the fiscal years ended March 31, 2024, 2025 and 2026 was as follows:

	2024	2025	2026
	(in millions)
Domestic income (loss)	¥611,036	¥(407,567)	¥411,564
Foreign income	1,267,190	2,203,143	2,097,931
Total	¥1,878,226	¥1,795,576	¥2,509,495
Income Tax Expense
The detail of current and deferred income tax expense for the fiscal years ended March 31, 2024 and 2025 was as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2024	2025
	(in millions)
Current:
Domestic	¥106,951	¥118,433
Foreign	302,494	241,724
Total	409,445	360,157
Deferred:
Domestic	87,990	103,533
Foreign	3,222	64,248
Total	91,212	167,781
Income tax expense	500,657	527,938
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	33,327	(46,184)
Debt valuation adjustments	(19,707)	4,941
Derivatives qualifying for cash flow hedges	(120)	(436)
Defined benefit plans	170,191	32,952
Foreign currency translation adjustments	155,814	(11,455)
Total	339,505	(20,182)
Total	¥840,162	¥507,756
On March 31, 2025, the Japanese Diet enacted the tax related law, “Special Measures Law for Securing Defense Funding.” As a result, starting from fiscal years beginning on or after April 1, 2026, a 4.0% surcharge will be added to the corporate tax rate. This surcharge is based on the corporate tax rate of 23.2% and entails an approximately 0.9% increase in the combined normal effective statutory tax rate from 30.6% to 31.5%. The change in tax laws resulted in an increase of ¥20,982 million in income tax expense for the fiscal year ended March 31, 2025.

The detail of current and deferred income tax expense for the fiscal year ended March 31, 2026 was as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

2026
(in millions)
Current:
Domestic
National statutory income tax expense	¥393,143
Local income tax expense	107,730
Foreign	320,027
Total	820,900
Deferred:
Domestic
National statutory income tax expense	(149,785)
Local income tax expense	(4,857)
Foreign	(40,667)
Total	(195,309)
Income tax expense (benefit)	625,591
Income tax expense (benefit) reported in Accumulated OCI relating to:
Investment securities	13,290
Debt valuation adjustments	1,290
Derivatives qualifying for cash flow hedges	(2,872)
Defined benefit plans	99,102
Foreign currency translation adjustments	98,302
Total	209,112
Total	¥834,703
Prior to the fiscal year ended March 31, 2023, the MUFG Group filed tax returns on a consolidated basis for national statutory income taxes within Japan, and from the beginning of fiscal year ended March 31, 2023, the MUFG Group applied the Group Tax Sharing System, where the calculation of taxable income or loss is still made based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries, but the tax payments are made by each of these companies.

Income Taxes Paid (net of refunds)
The detail of income taxes paid for the fiscal year ended March 31, 2026 was as follows:

2026
(in millions)
National statutory income tax	¥105,850
Local income tax	23,914
Foreign tax	300,145
Total	¥429,909

Income tax paid exceeded 5 percent of total income taxes paid in the following jurisdictions:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

2026
(in millions)
Foreign
Indonesia	¥32,112
Thailand	39,266
United Kingdom of Great Britain and Northern Ireland	31,074
United States of America	¥69,563
Reconciliation of Effective Income Tax Rate
Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 30.6% and 30.6% for the fiscal years ended March 31, 2024 and 2025, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.
A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rates for the fiscal years ended March 31, 2024, and 2025 was as follows:

	2024	2025
Combined normal effective statutory tax rate	30.6%	30.6%
Nondeductible expenses	0.4	0.4
Impairment of goodwill	—	2.4
Foreign tax credit and payments	0.9	0.2
Lower tax rates applicable to income of subsidiaries	(1.5)	(2.5)
Change in valuation allowance	(1.4)	0.3
Nontaxable dividends received	(4.1)	(5.3)
Undistributed earnings of subsidiaries	0.9	1.8
Tax and interest expense for uncertainty in income taxes	—	1.7
Tax penalty and tax refund	—	(2.9)	(1)
Noncontrolling interest income	0.6	0.1
Effect of changes in tax laws	—	1.2
Expiration of loss carryforward	0.1	1.4
Other—net	0.2	0.0
Effective income tax rate	26.7%	29.4%

Note:
(1)For the fiscal year ended March 31, 2025, MUAH recognized a tax benefit of ¥52,129 million related to the amendment of the California state tax return, resulting in a 2.9 percentage points decrease in the effective tax rate.

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income to the national statutory corporate tax rate for the fiscal year ended March 31, 2026 was as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2026
	(amount)	(percent)
	(in millions, except percentages)
National statutory corporate tax rate	¥618,841	24.7%
Prefectural. and municipal tax, net of national income tax effect(1)	102,873	4.1
Foreign tax effects	(10,489)	(0.4)
Effect of changes in tax laws	(12,876)	(0.5)
Change in valuation allowances	(20,757)	(0.8)
Changes in unrecognized tax benefits	147	0.0
Effect of cross-border tax laws
Foreign branch tax rate difference	21,110	0.8
Other(2)	22,723	0.9
Tax credits	(4,337)	(0.2)
Nontaxable income
Nontaxable dividends received	(82,603)	(3.3)
Other	(96)	0.0
Nondeductible expenses
Impairment of goodwill	1,270	0.1
Other	(1,337)	(0.1)
Tax penalty and tax refund	17	0.0
Expiration of loss carryforward	13,065	0.5
Undistributed earnings of subsidiaries	4,362	0.2
Other-net	(26,322)	(1.1)
Effective income tax rate	¥625,591	24.9%

Notes:
(1)This category includes income taxes imposed by prefectures and municipalities in Japan. Domestic local income tax in Tokyo made up the majority (greater than 50 percent) of the tax effect in this category.
(2)This category includes the income tax effect of Pillar Two top-up tax and the Japan tax effect of foreign branches.
Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2025 and 2026 were as follows:

	2025	2026
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥390,614	¥392,077
Operating loss carryforwards	86,747	72,964
Accrued liabilities and other	328,371	424,866
Premises and equipment	113,572	106,131
Derivative financial instruments	649,519	984,938
Obligations under operating leases	89,790	97,589
Valuation allowance	(122,241)	(117,183)
Total deferred tax assets	¥1,536,372	¥1,961,382

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2025	2026
	(in millions)
Deferred tax liabilities:
Investment securities (including trading account assets at fair value under the fair value option)	642,105	748,676
Loans	3,466	4,333
Intangible assets	87,064	87,980
Lease transactions	16,866	15,002
Defined benefit plans	270,634	376,848
Investments in subsidiaries and affiliates	1,002,424	1,295,676
Right-of-use assets of operating leases	64,074	74,945
Other	81,284	—
Total deferred tax liabilities	2,167,917	2,603,460
Net deferred tax liabilities	¥(631,545)	¥(642,078)
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
For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2025 and 2026 to the extent that it is more likely than not that they will not be realized.
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
Operating Loss and Tax Credit Carryforwards
At March 31, 2026, the MUFG Group had operating loss carryforwards for corporate tax of ¥131,039 million and tax credit carryforwards of ¥6,375 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2027	¥417	¥475
2028	1,286	331
2029	10,544	173
2030	41,168	377
2031	15,151	199
2032	1,339	281
2033 and thereafter	6,979	2,646
No definite expiration date	54,155	1,893
Total	¥131,039	¥6,375
Uncertainty in Income Tax
The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026
	(in millions)
Balance at beginning of fiscal year	¥25,400	¥10,521	¥50,780
Gross amount of increases for current year’s tax positions	32	—	—
Gross amount of increases for prior years’ tax positions	—	40,882	33
Gross amount of decreases for prior years’ tax positions	(16,719)	(23)	—
Net amount of changes relating to settlements with tax authorities	—	(2,258)	—
Decreases due to lapse of applicable statutes of limitations	—	(772)	—
Foreign exchange translation and other	1,808	2,430	(267)
Balance at end of fiscal year	¥10,521	¥50,780	¥50,546
The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026
	(in millions)
Balance at beginning of fiscal year	¥2,167	¥1,260	¥305
Total interest and penalties in the consolidated statements of income	(1,218)	(1,770)	(52)
Total cash settlements, foreign exchange translation and other	311	815	334
Balance at end of fiscal year	¥1,260	¥305	¥587

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2025 and forward
United States—Federal	2017 and forward
United States—California	2017 and forward
Indonesia	2020 and forward
The MUFG Group is currently under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. The unrecognized tax benefits will decrease since resolved items will be removed from the balance regardless of whether their resolution results in payment or recognition.

9.    PLEDGED ASSETS AND COLLATERAL
Pledged Assets
At March 31, 2026, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2026
(in millions)
Trading account securities	¥14,349,756
Investment securities	10,018,070
Loans	6,121,133
Other	28,573
Total	¥30,517,532
The above pledged assets were classified by type of liabilities to which they related as follows:

2026
(in millions)
Deposits	¥14,945
Call money and funds purchased	192,766
Payables under repurchase agreements and securities lending transactions	22,401,173
Other short-term borrowings and long-term debt	6,366,970
Other	1,541,678
Total	¥30,517,532
At March 31, 2026, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets with a combined carrying value of ¥29,280,388 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions , for securities financing transactions and for certain other purposes.
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
Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
subsidiaries engaged in banking businesses in foreign countries. At March 31, 2025 and 2026, the reserve funds required to be maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,962,933 million and ¥3,128,833 million, respectively.
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
If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2026, the MUFG Group pledged ¥28,981 billion of assets that may not be sold or repledged by the secured parties.
Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability are authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2025 and 2026, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥41,438 billion and ¥41,810 billion, respectively, of which ¥29,714 billion and ¥28,675 billion, respectively, was sold or repledged.
At March 31, 2025 and 2026, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥2,566,588 million and ¥4,261,209 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,415,939 million and ¥1,417,988 million, respectively.
10.     DEPOSITS
At March 31, 2025 and 2026, the aggregate amount of time deposit accounts (including CDs) in denominations that meet or exceed the insured limit were ¥69,396,042 million and ¥76,858,340 million, respectively. These time deposits included domestic time deposits in denominations that meet or exceed the limit stipulated by the Deposit Insurance Act in Japan, which is ¥10 million, and foreign time deposits in denominations that meet or exceed any country-specific insurance fund limit.
The maturity information at March 31, 2026 for domestic and foreign time deposits, including CDs, is summarized as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Domestic	Foreign
	(in millions)
Due in one year or less	¥37,037,913	¥40,424,172
Due after one year through two years	3,730,654	514,655
Due after two years through three years	2,107,465	141,238
Due after three years through four years	625,553	25,356
Due after four years through five years	602,508	15,860
Due after five years	859,518	16,492
Total	¥44,963,611	¥41,137,773

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
11.    CALL MONEY AND FUNDS PURCHASED
A summary of funds transactions for the fiscal years ended March 31, 2025 and 2026 is as follows:

	2025	2026
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥5,016,678	¥5,257,237
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.63%	0.81%
12.    DUE TO TRUST ACCOUNT, SHORT-TERM BORROWINGS AND LONG-TERM DEBT
Mitsubishi UFJ Trust and Banking holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.
However, excess cash funds of individual trust accounts are often placed with Mitsubishi UFJ Trust and Banking which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions at March 31, 2025 and 2026 is as follows:

	2025	2026
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥3,762,641	¥1,776,344
Weighted average interest rate on outstanding balance at end of fiscal year	0.10%	0.26%
At March 31, 2025 and 2026, the MUFG Group had unused lines of credit for financing amounting to ¥3,439,902 million and ¥8,111,352 million, respectively. The amounts principally consist of pooled collateral which are used to cover shortages in the Bank of Japan account and Federal Reserve Bank of New York accounts, and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan and Federal Reserve Bank of New York on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Other short-term borrowings at March 31, 2025 and 2026 were comprised of the following:

	2025	2026
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,527,544	¥1,238,148
Borrowings from the Bank of Japan	14,995,160	2,782,800
Borrowings from other financial institutions	175,267	258,726
Other(1)	997,078	675,219
Total domestic offices	17,695,049	4,954,893
Foreign offices:
Commercial paper	6,707,574	7,445,830
Borrowings from other financial institutions	219,134	455,976
Other	15,169	3,212
Total foreign offices	6,941,877	7,905,018
Total	24,636,926	12,859,911
Less unamortized discount	—	1
Other short-term borrowings—net	¥24,636,926	¥12,859,910
Weighted average interest rate on outstanding balance at end of fiscal year	1.58%	2.30%

Note:
(1)Includes borrowings from the jointly operated designated money in trusts.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Long-term debt (with original maturities of more than one year) at March 31, 2025 and 2026 was comprised of the following:

	2025	2026
	(in millions)
MUFG:
Obligations under finance leases	¥726	¥9,096
Unsubordinated debt (1):
Fixed rate bonds, payable in US dollars, due 2026-2039, principally 1.54%-5.62%	6,419,433	7,142,220
Fixed rate bonds, payable in Euro, due 2028-2033, principally 0.85%-3.56%	278,616	306,275
Fixed rate bonds, payable in other currencies, due 2027-2029, principally 2.73%-4.05% (2)	30,561	28,424
Adjustable rate bonds, payable in Japanese yen, due 2027-2036, principally 0.25%-1.88%	280,900	245,300
Adjustable rate bonds, payable in Euro, due 2027-2036, principally 0.34%-4.64%	324,160	669,381
Adjustable rate borrowings, payable in Japanese yen, due 2029-2037, principally 0.91%-1.86%	245,000	245,000
Floating rate bonds, payable in US dollars, due 2031-2032, principally 4.69%-5.15%	44,856	294,307
Total	7,623,526	8,930,907
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2026-2035, principally 0.37%-2.39%	990,959	1,023,959
Fixed rate bonds, payable in US dollars, no stated maturity, principally 6.35%- 8.20%	116,997	280,535
Fixed rate borrowings, payable in Japanese yen, due 2026-2028, principally 0.57%-0.62%	86,000	64,000
Adjustable rate bonds, payable in Japanese yen, due 2031-2035, principally 0.35%-1.86%	1,005,655	985,791
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 0.86%-2.77%	2,143,532	2,227,451
Adjustable rate borrowings, payable in Japanese yen, due 2032-2034, principally 0.72%-1.28%	36,000	36,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.03%-3.32%	233,703	297,370
Total	4,612,846	4,915,106
Total	12,237,098	13,855,109
MUFG Bank:
Obligations under finance leases	¥4,397	¥3,901
Unsubordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2027 , principally 2.34%	8,300	7,800
Fixed rate bonds, payable in US dollars, due 2044-2052, principally 0.00%-4.70%	929,501	1,029,378
Fixed rate bonds, payable in Euro, due 2033, principally 1.81%	7,294	8,253
Fixed rate borrowings, payable in Japanese yen, due 2026-2030, principally 0.01%-0.75%	2,358,191	2,835,175
Fixed rate borrowings, payable in US dollars, due 2030-2038, principally 2.93%-3.87%	41,873	66,690
Adjustable rate borrowings, payable in Japanese yen, due 2025, principally 0.50%	1,442,400	—
Floating rate borrowings, payable in US dollars, due 2026-2035, principally 4.12%-4.72%	392,524	304,818
Floating rate borrowings, payable in Euro, due 2029-2036, principally 2.32%-2.66%	80,058	70,596
Floating rate borrowings, payable in other currencies, due 2031, principally 2.05% (2)	2,512	2,614
Total	5,262,653	4,325,324
Subordinated debt (1):
Fixed rate bonds, payable in Japanese yen, due 2026-2031, principally 2.21%-2.91%	175,800	113,800
Fixed rate borrowings, payable in Japanese yen, due 2025-2026, principally 1.88%-2.24%	21,500	—
Adjustable rate borrowings, payable in Japanese yen, due 2028, principally 1.89%	10,000	10,000
Floating rate borrowings, payable in Japanese yen, due 2027, principally 1.46%	15,000	15,000
Total	222,300	138,800
Obligations under loan securitization transaction accounted for as secured borrowings due 2026-2080, principally 0.25%-7.25%	291,023	273,846
Total	5,780,373	4,741,871

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2025	2026
	(in millions)
Other subsidiaries:
Obligations under finance leases	¥16,337	¥13,091
Unsubordinated debt (1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2026-2051, principally 0.15%-5.10%	977,337	966,324
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2026-2036, principally 1.40%-9.47%	30,185	16,932
Fixed rate borrowings, payable in Euro, due 2030-2034, principally 0.00%-2.14%	5,122	4,302
Fixed rate borrowings, bonds and notes, payable in Thai baht, due 2026-2031, principally 0.00%-4.00%	317,394	544,334
Fixed rate borrowings, bonds and notes, payable in other currencies, due 2026-2037, principally 0.50%-10.00%(2)	425,945	484,764
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2026-2055, principally 0.00%-15.90%	622,569	673,653
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2026-2032, principally 4.45%-6.12%	169,131	159,728
Floating rate borrowings, payable in Thai baht, due 2026 - 2027, principally 3.00% - 3.05%	—	21,870
Floating rate borrowings, payable in other currencies, due 2026-2036, principally 4.79%-6.95% (2)	188,934	151,027
Total	2,736,617	3,022,934
Subordinated debt (1):
Fixed rate bonds and notes, payable in Japanese yen, due 2030 , principally 2.61%	30,000	10,000
Fixed rate bonds and notes, payable in US dollars, due 2027-2030, principally 7.50%-8.00%	2,049	1,234
Fixed rate bonds and notes, payable in Thai baht, due 2031-2034, principally 3.00%-4.30%	228,800	252,720
Floating rate bonds and notes, payable in US dollars, due 2028, principally 10.86%	4,777	3,830
Total	265,626	267,784
Total	3,018,580	3,303,809
Total	21,036,051	21,900,789
Debt issuance cost	¥(13,644)	¥(16,440)
Total	¥21,022,407	¥21,884,349

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
The MUFG Group uses derivative financial instruments to manage its interest rate and currency exposures for certain debts. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2025 and 2026.
Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following is a summary of maturities of long-term debt subsequent to March 31, 2026:

	MUFG	BK	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2027	¥492,606	¥1,712,163	¥805,578	¥3,010,347
2028	1,558,437	1,079,297	448,919	3,086,653
2029	1,370,383	403,349	456,906	2,230,638
2030	767,242	150,040	126,794	1,044,076
2031	712,653	190,924	131,449	1,035,026
2032 and thereafter	8,953,788	1,206,098	1,334,163	11,494,049
Total	¥13,855,109	¥4,741,871	¥3,303,809	¥21,900,789
New Issuances of Debt for Basel III
For the fiscal year ended March 31, 2026, the MUFG Group obtained unsecured perpetual subordinated Additional Tier 1 debt financing of $1,000 million (approximately ¥159,880 million), and ¥350,000 million in the form of securities and borrowings from institutional investors in Japan. These securities and borrowings are subject to the MUFG Group’s discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when the MUFG Group’s Common Equity Tier 1 ratio declines below 5.125%, when the MUFG Group is deemed to be at risk of becoming non-viable or when the MUFG Group becomes subject to bankruptcy proceedings.
For the fiscal year ended March 31, 2026, the MUFG Group obtained debt financing of ¥40,000 million, $9,000 million (approximately ¥1,438,920 million), and €1,650 million (approximately ¥302,627 million) with an intent to count towards Total Loss-Absorbing Capacity (“TLAC”) from global institutional investors to meet the TLAC requirement under the standards issued by the Financial Stability Board. The MUFG Group is required to maintain External TLAC ratios of 18% on a risk-weighted assets basis and 7.10% on a leverage exposure basis.
For the fiscal year ended March 31, 2026, the MUFG Group obtained subordinated term Tier 2 debt financing of ¥172,000 million in the form of securities issuance and borrowings in Japan. The MUFG Group can be exempted from the obligation to pay principal of and interest on the securities when the MUFG Group are deemed to be at risk of becoming non-viable. According to the approach of the Financial Services Agency of Japan (“FSA”), the point of non-viability will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan, confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
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
Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2024, 2025 and 2026 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2024	2025	2026	2024		2025		2026
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥34,653	¥31,728	¥28,099	¥13,231	¥52	¥14,759	¥52	¥13,354	¥77
Interest cost on projected benefit obligation	20,547	23,954	30,210	8,461	1,216	8,850	1,266	9,303	1,144
Expected return on plan assets	(83,130)	(95,929)	(100,224)	(10,810)	(1,503)	(12,443)	(1,670)	(12,039)	(1,474)
Amortization of net actuarial loss (gain)	(591)	(16,821)	(30,905)	1,362	1,191	2,112	(89)	2,243	23
Amortization of prior service cost	(1,974)	(282)	147	(945)	(426)	(1,328)	(449)	(420)	(444)
Loss (gain) on settlements and curtailment	(13,659)	(13,754)	(15,807)	1,803	—	15	—	(418)	—
Other	(194)	(203)	141	3,939	6	(2,513)	(301)	—	—
Net periodic benefit cost (income)	¥(44,348)	¥(71,307)	¥(88,339)	¥17,041	¥536	¥9,452	¥(1,191)	¥12,023	¥(674)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2024	2025	2026	2024		2025		2026
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	1.36%	1.70%	2.89%	4.74%	4.59%	5.06%	5.00%	5.17%	4.89%
Discount rates in determining benefit obligation	1.70	2.89	3.33	5.06	5.06	5.22	5.26	5.39	5.45
Rates of increase in future compensation level for determining expense	3.47	3.49	3.91	5.09	—	5.50	—	5.44	—
Rates of increase in future compensation level for determining benefit obligation	3.49	3.91	2.76	5.50	—	5.44	—	5.41	—
Expected rates of return on plan assets	2.97	2.89	2.91	4.98	6.25	5.93	7.00	5.80	6.50
Cash balance crediting rate for determining expense	2.46	2.46	2.53	3.72	—	4.38	—	4.59	—
Cash balance crediting rate for determining benefit obligation	2.46	2.53	3.15	4.38	—	4.59	—	4.88	—
The following table presents the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year:

	2025(1)	2026(1)
Initial trend rate	8.00%	9.25%
Ultimate trend rate	4.00%	4.00%
Year the rate reaches the ultimate trend rate	2035	2037

Note:
(1)Fiscal years of foreign subsidiaries end on December 31. Therefore, the above table presents the rates and amounts at December 31, 2024 and 2025, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2025 and 2026:

	Domestic subsidiaries				Foreign offices and subsidiaries
	2025		2026		2025		2026
	Non-contributory pension benefits and SIP		Non-contributory pension benefits and SIP		Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,448,579		¥1,310,512		¥198,793	¥25,719	¥199,316	¥23,394
Service cost	31,728		28,099		14,759	52	13,354	77
Interest cost	23,954		30,210		8,850	1,266	9,303	1,144
Plan participants’ contributions	—		—		—	430	—	362
Acquisitions/ Divestitures	(354)		(257)		—	—	1,478	—
Amendments	—		—		(2,075)	—	—	—
Actuarial loss (gain)	(109,527)	(1)	(97,490)	(1)	(5,195)	(1,107)	2,757	(573)
Benefits paid	(65,960)		(66,015)		(7,721)	(2,555)	(9,139)	(2,439)
Lump-sum payment	(17,908)		(13,495)		(5,837)	—	(6,568)	—
Translation adjustments and other	—		—		(2,258)	(411)	9,946	1,434
Benefit obligation at end of fiscal year	1,310,512		1,191,564		199,316	23,394	220,447	23,399
Change in plan assets:
Fair value of plan assets at beginning of fiscal year	3,333,330		3,409,772		196,991	23,671	193,635	22,490
Actual return on plan assets	117,384		358,683		7,761	993	13,285	1,911
Employer contributions	25,184		25,130		2,826	228	4,653	254
Acquisitions/ Divestitures	(26)		(182)		—	—	—	—
Plan participants’ contributions	—		—		—	430	—	362
Benefits paid	(65,960)		(66,015)		(7,721)	(2,555)	(9,139)	(2,439)
Translation adjustments and other	(140)		—		(6,222)	(277)	14,528	1,563
Fair value of plan assets at end of fiscal year	¥3,409,772		¥3,727,388		¥193,635	¥22,490	¥216,962	¥24,141
Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥2,116,823		¥2,553,516		¥79,809	¥—	¥84,712	¥1,217
Accrued benefit cost	(17,563)		(17,691)		(85,490)	(904)	(88,197)	(475)
Net amount recognized	¥2,099,260		¥2,535,825		¥(5,681)	¥(904)	¥(3,485)	¥742

Note:
(1)Significant gains and losses related to changes in the benefit obligation for the fiscal years ended March 31, 2025 and 2026 primarily result from changes in the discount rate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The aggregated accumulated benefit obligations of these plans at March 31, 2025 and 2026 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2025	2026	2025	2026
	(in millions)
Aggregated accumulated benefit obligations	¥1,292,334	¥1,177,021	¥171,906	¥194,716
The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2025 and 2026 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2025	2026	2025	2026
	(in millions)
Projected benefit obligations	¥21,768	¥21,544	¥93,518	¥97,923
Accumulated benefit obligations	21,768	21,336	67,399	72,918
Fair value of plan assets	5,304	5,762	8,275	10,101
MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2024, 2025 and 2026 were ¥19,116 million, ¥14,089 million and ¥14,326 million, respectively.
The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2025 and 2026:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2025	2026	2025		2026
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(638,775)	¥(947,771)	¥34,990	¥1,685	¥31,862	¥704
Prior service cost	807	416	(2,467)	(659)	(1,903)	(234)
Gross amount recognized in Accumulated OCI	(637,968)	(947,355)	32,523	1,026	29,959	470
Taxes	152,200	249,543	(9,134)	(281)	(7,889)	(120)
Net amount recognized in Accumulated OCI	¥(485,768)	¥(697,812)	¥23,389	¥745	¥22,070	¥350

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents OCI for the fiscal years ended March 31, 2025 and 2026:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2025	2026	2025		2026
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial gain arising during the year	¥(130,464)	¥(355,708)	¥(1,570)	¥(490)	¥(305)	¥(1,011)
Prior service cost arising during the year	—	(244)	(2,188)	—	—	—
Losses (gains) due to amortization:
Net actuarial loss (gain)	16,821	30,905	(2,112)	89	(2,243)	(23)
Prior service cost	282	(147)	1,328	449	420	444
Curtailment and settlement	13,754	15,807	(15)	—	(2,875)	—
Foreign currency translation adjustments	—	—	757	(13)	2,439	34
Total changes in Accumulated OCI	¥(99,607)	¥(309,387)	¥(3,800)	¥35	¥(2,564)	¥(556)

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
The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2026 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	26.3%	—%	—%
Japanese debt securities	22.5	—	—
Non-Japanese equity securities	14.2	30.2	30.0
Non-Japanese debt securities	22.1	57.4	64.0
Real estate	1.3	7.6	6.0
Short-term assets and other	13.6	4.8	—
Total	100.0%	100.0%	100.0%
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Estimated future benefit payments
The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2027	¥82,173	¥14,553	¥2,586
2028	80,601	14,485	2,406
2029	79,652	15,036	2,234
2030	78,433	15,785	2,045
2031	77,755	16,271	1,900
Thereafter (2032-2036)	370,307	91,838	8,415
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
The following tables present the fair value of each major category of plan assets as of March 31, 2025 and 2026:
Pension benefits and SIP Investments:

At March 31, 2025	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥51,627	¥—	¥—	¥51,627	¥—	¥—	¥—	¥—
Non-Japanese government bonds	571	—	—	571	14,948	2,449	—	17,397
Other debt securities	3,691	113,713	2,567	119,971	—	47,657	—	47,657
Japanese marketable equity securities	1,055,319	—	—	1,055,319	—	—	—	—
Non-Japanese marketable equity securities	75,941	83	—	76,024	—	—	—	—
Other investment funds	—	—	—	—	4,529	46,132	—	50,661
Japanese general account of life insurance companies(1)	—	194,758	—	194,758	—	—	—	—
Other investments	20,508	27,395	—	47,903	152	1,664	333	2,149
Total	¥1,207,657	¥335,949	¥2,567	¥1,546,173	¥19,629	¥97,902	¥333	¥117,864

At March 31, 2026	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥44,412	¥—	¥—	¥44,412	¥—	¥—	¥—	¥—
Non-Japanese government bonds	1,805	—	—	1,805	13,405	3,303	—	16,708
Other debt securities	3,179	80,445	2,674	86,298	16	63,571	—	63,587
Japanese marketable equity securities	793,921	—	—	793,921	—	—	—	—
Non-Japanese marketable equity securities	66,011	39	—	66,050	—	—	—	—
Other investment funds	—	—	—	—	3,952	63,518	—	67,470
Japanese general account of life insurance companies(1)	—	190,059	—	190,059	—	—	—	—
Other investments	9,713	356,590	—	366,303	521	1,975	269	2,765
Total	¥919,041	¥627,133	¥2,674	¥1,548,848	¥17,894	¥132,367	¥269	¥150,530

Note:
(1)“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 0.94% from April 1, 2024 to March 31, 2025 and 0.96% from April 1, 2025 to March 31, 2026.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents fair values of certain investments valued at net asset value per share (or its equivalent) as a practical expedient that were excluded from the above table as of March 31, 2025 and 2026:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	2025		2026		2025		2026
	(in millions)
Japanese pooled funds:
Japanese marketable equity securities	¥63,276		¥58,187		¥—		¥—
Japanese debt securities	191,765		291,581		—		—
Non-Japanese marketable equity securities	166,045		202,174		—		—
Non-Japanese debt securities	288,808		238,730		—		—
Other	134,293		145,986		—		—
Total pooled funds	844,187		936,658		—		—
Other investment funds	1,019,412	(1)	1,241,882	(1)	75,771	(2)	66,432	(2)
Total	¥1,863,599		¥2,178,540		¥75,771		¥66,432

Notes:
(1)Other investment funds of the domestic subsidiaries include mutual funds and real estate funds of ¥977,917 million and ¥11,205 million, respectively, at March 31, 2025 and ¥1,197,658 million and ¥12,177 million, respectively, at March 31, 2026.
(2)Other investment funds of the foreign offices and subsidiaries include mutual funds, real estate funds and common collective funds of ¥5,787 million, ¥39,712 million and ¥30,093 million, respectively, at March 31, 2025 and ¥6,226 million, ¥28,207 million and ¥31,840 million, respectively, at March 31, 2026.

Other debt securities and Japanese debt securities in the above Pension benefits and SIP tables include ¥2,615 million (0.07% of plan assets) of debt securities issued by the MUFG Group at March 31, 2025 and ¥1,589 million (0.04% of plan assets) at March 31, 2026, respectively. Japanese marketable equity securities in the above Pension benefits and SIP tables include ¥7,076 million (0.20% of plan assets) of common stock issued by the MUFG Group at March 31, 2025 and ¥7,353 million (0.19% of plan assets) at March 31, 2026, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
14.OTHER ASSETS AND LIABILITIES
Major components of other assets and liabilities at March 31, 2025 and 2026 were as follows:

	2025	2026
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥293,058	¥760,323
Other(1)	2,026,871	2,071,305
Investments in equity method investees	4,564,269	5,461,950
Prepaid benefit cost (Note 13)	2,196,632	2,639,445
Cash collateral pledged for derivative transactions (Note 9)	2,566,588	4,261,209
Cash collateral for the use of Bank of Japan’s settlement infrastructure	10,000	10,000
Accrued interest	761,358	864,973
Deferred tax assets (Note 8)	123,343	131,902
Right-of-use assets of operating leases (Note 7)	247,221	282,736
Other(2)	6,344,058	9,279,436
Total	¥19,133,398	¥25,763,279
Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,447,659	¥1,596,728
Other	1,690,202	2,161,767
Obligations to return securities received as collateral (Notes 15, 16 and 31)	6,046,755	8,468,326
Accrued interest	560,982	583,981
Deferred tax liabilities (Note 8)	754,888	773,980
Allowance for off-balance sheet credit instruments	178,054	160,786
Accrued benefit cost (Note 13)	103,957	106,363
Guarantees and indemnifications	73,443	93,686
Cash collateral received for derivative transactions (Note 9)	1,415,939	1,417,988
Obligations under operating leases (Note 7)	341,499	370,365
Accrued and other liabilities	3,799,463	4,153,797
Total	¥16,412,841	¥19,887,767

Notes:
(1)Accounts receivable—Other is primarily comprised of receivables relating to the card business. The provision or reversal of the allowance for credit losses relating to the receivables is included in Non-interest expense on the consolidated statements of income. The credit quality for these receivables is primarily evaluated based on the extent of delinquency. The outstanding balance of these account receivables are presented on a net basis after allowance for credit losses. The change of allowance for credit losses during the fiscal years ended March 31, 2024, 2025 and 2026 is primarily due to provision or reversal of the allowance for the receivables.
(2)Other includes a contract to purchase equity shares of Shriram Finance Limited held by MUFG Bank. MUFG Bank measured the fair value of the investment agreement to acquire a 20.0% equity interest in Shriram Finance Limited (“SFL”) as of March 31, 2026, based on the difference between the agreed share purchase price and the market price as of March 31, 2026. As a result, MUFG Bank recognized ¥25,111 million of the contract in Other Assets. See Note 33 for further information.
Investments in equity method investees include marketable equity securities carried at ¥3,885,529 million and ¥4,708,181 million at March 31, 2025 and 2026, respectively. Corresponding aggregated market values were ¥7,461,707 million and ¥11,034,755 million at March 31, 2025 and 2026, respectively. Marketable equity securities include Morgan Stanley’s common stock carried at ¥3,247,891 million and ¥3,996,002 million at March 31, 2025 and 2026, respectively. As of March 31, 2026, the MUFG Group held approximately 23.87% of its common stock. Investments in equity method investees also include investments in Morgan Stanley MUFG Securities, Co., Ltd. at ¥195,614 million and ¥211,579 million at March 31, 2025 and 2026, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other-than-temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥19,978 million, ¥8,177 million and ¥6,546 million for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.
Summarized Financial Information of the MUFG Group’s Equity Method Investees
Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2025 and 2026, and for each of the three years ended March 31, 2026 is as follows:

	2025	2026
	(in billions)
Trading assets	¥59,844	¥84,131
Securities purchased under agreements to resell	17,800	20,605
Securities borrowed	20,967	24,713
Total assets	194,420	252,837
Deposits	57,051	68,424
Customer and other payables	30,163	41,455
Borrowings	45,662	59,406
Total liabilities	178,295	234,390
Noncontrolling interests	155	176

	2024	2025	2026
	(in billions)
Net revenues	¥7,907	¥9,739	¥11,081
Total non-interest expenses	6,068	6,843	7,498
Income from continuing operations before income taxes	1,798	2,835	3,536
Net income applicable to Morgan Stanley	1,375	2,162	2,736
Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2025 and 2026, and for each of the three years ended March 31, 2026 is as follows:

	2025	2026
	(in billions)
Net loans	¥20,315	¥21,992
Total assets	40,852	44,782
Deposits	13,742	15,644
Total liabilities	32,900	35,404
Noncontrolling interests	93	106

	2024	2025	2026
	(in billions)
Total interest income	¥1,820	¥1,998	¥2,052
Total interest expense	782	775	868
Net interest income	1,038	1,223	1,184
Provision for credit losses	291	366	252
Income before income tax expense	698	838	1,164
Net income	596	704	997

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
15.OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2025 and 2026, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2025:	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥20,748	¥—	¥20,748	¥(17,542)	¥(1,053)	¥2,153
Receivables under resale agreements	21,538	(2,756)	18,782	(17,515)	(1)	1,266
Receivables under securities borrowing transactions	5,720	(19)	5,701	(4,154)	—	1,547
Total	¥48,006	¥(2,775)	¥45,231	¥(39,211)	¥(1,054)	¥4,966
Financial liabilities:
Derivative liabilities	¥20,995	¥—	¥20,995	¥(17,031)	¥(1,477)	¥2,487
Payables under repurchase agreements	46,381	(2,717)	43,664	(41,856)	(144)	1,664
Payables under securities lending transactions	737	(19)	718	(693)	—	25
Obligations to return securities received as collateral	6,047	—	6,047	(1,502)	—	4,545
Total	¥74,160	¥(2,736)	¥71,424	¥(61,082)	¥(1,621)	¥8,721

At March 31, 2026:	Gross amounts of recognized assets/liabilities	Gross amounts offset in the consolidated balance sheet	Net amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥38,949	¥—	¥38,949	¥(34,642)	¥(1,081)	¥3,226
Receivables under resale agreements	19,661	(2,776)	16,885	(15,791)	(6)	1,088
Receivables under securities borrowing transactions	5,493	—	5,493	(4,350)	—	1,143
Total	¥64,103	¥(2,776)	¥61,327	¥(54,783)	¥(1,087)	¥5,457
Financial liabilities:
Derivative liabilities	¥40,347	¥—	¥40,347	¥(34,171)	¥(2,686)	¥3,490
Payables under repurchase agreements	42,292	(2,776)	39,516	(37,347)	(130)	2,039
Payables under securities lending transactions	1,252	—	1,252	(1,206)	(16)	30
Obligations to return securities received as collateral	8,468	—	8,468	(3,504)	—	4,964
Total	¥92,359	¥(2,776)	¥89,583	¥(76,228)	¥(2,832)	¥10,523

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

16.REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2025 and 2026. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2025
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥10,579	¥29,902	¥4,754	¥1,146	¥46,381
Payables under securities lending transactions	717	3	—	17	737
Obligations to return securities received as collateral	5,185	399	155	308	6,047
Total	¥16,481	¥30,304	¥4,909	¥1,471	¥53,165

	March 31, 2026
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥9,471	¥28,467	¥3,349	¥1,005	¥42,292
Payables under securities lending transactions	1,234	18	—	—	1,252
Obligations to return securities received as collateral	6,260	173	862	1,173	8,468
Total	¥16,965	¥28,658	¥4,211	¥2,178	¥52,012

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Secured borrowing by the class of collateral pledged at March 31, 2025 and 2026 was as follows:

	March 31, 2025
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥16,652	¥165	¥3,438	¥20,255
Foreign government and official institution bonds	16,955	30	917	17,902
Corporate bonds	1,012	—	358	1,370
Residential mortgage-backed securities	10,695	—	—	10,695
Other debt securities	190	—	2	192
Marketable equity securities	846	531	1,332	2,709
Other	31	11	—	42
Total	¥46,381	¥737	¥6,047	¥53,165

	March 31, 2026
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥9,738	¥560	¥3,196	¥13,494
Foreign government and official institution bonds	22,887	11	1,981	24,879
Corporate bonds	992	—	442	1,434
Residential mortgage-backed securities	6,990	—	6	6,996
Other debt securities	360	—	3	363
Marketable equity securities	1,315	640	2,840	4,795
Other	10	41	—	51
Total	¥42,292	¥1,252	¥8,468	¥52,012

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
17.PREFERRED STOCK
Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value as of March 31, 2026.
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
As of March 31, 2024, 2025 and 2026, there was no preferred stock outstanding and the entire amount of Capital stock on the consolidated balance sheets consisted of only common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
18.COMMON STOCK AND CAPITAL SURPLUS
The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2024, 2025 and 2026 were as follows:

	2024	2025	2026
	(shares)
Balance at beginning of fiscal year	12,687,710,920	12,337,710,920	12,067,710,920
Retirement of shares of common stock	(350,000,000)	(270,000,000)	(200,000,000)
Balance at end of fiscal year	12,337,710,920	12,067,710,920	11,867,710,920
Under the Companies Act, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.
The Companies Act permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Companies Act. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. MUFG Bank and Mitsubishi UFJ Trust and Banking from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such U.S. accounting practices to the cumulative free distributions made by MUFG Bank and Mitsubishi UFJ Trust and Banking at March 31, 2026, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
MUFG resolved at the meeting of Board of Directors held on May 15, 2025 to repurchase up to the lesser of 175,000,000 shares of our common stock and ¥250 billion from May 16, 2025 to July 31, 2025. Under this share repurchase program, MUFG repurchased 126,363,300 shares of MUFG's common stock for ¥249,999,975,140 from May 2025 to July 2025.
MUFG resolved at the meeting of Board of Directors held on November 14, 2025 to repurchase up to the lesser of 130,000,000 shares of our common stock and ¥250 billion from November 17, 2025 to February 27, 2026. Under this share repurchase program, MUFG repurchased 94,456,300 shares of MUFG's common stock for ¥249,999,908,452 from November 2025 to February 2026. Also, MUFG cancelled 200,000,000 shares of treasury stock on November 28, 2025.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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
MUFG’s amount available for dividends, at March 31, 2026, was ¥4,435,001 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
20.ACCUMULATED OTHER COMPREHENSIVE INCOME
The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026
	(in millions)
Accumulated other comprehensive loss, net of taxes:
Net unrealized losses on investment securities:
Balance at beginning of fiscal year	¥(883,931)	¥(826,271)	¥(883,061)
Net change during the fiscal year	57,660	(56,790)	39,983
Balance at end of fiscal year	¥(826,271)	¥(883,061)	¥(843,078)
Net debt valuation adjustments:
Balance at beginning of fiscal year	¥3,268	¥(41,382)	¥(30,121)
Net change during the fiscal year	(44,650)	11,261	2,818
Balance at end of fiscal year	¥(41,382)	¥(30,121)	¥(27,303)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of fiscal year	¥551	¥63	¥(1,199)
Net change during the fiscal year	(488)	(1,262)	(6,263)
Balance at end of fiscal year	¥63	¥(1,199)	¥(7,462)
Defined benefit plans:
Balance at beginning of fiscal year	¥8,350	¥389,392	¥461,286
Net change during the fiscal year	381,042	71,894	213,812
Balance at end of fiscal year	¥389,392	¥461,286	¥675,098
Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥1,742,816	¥2,715,823	¥3,014,285
Net change during the fiscal year	973,007	298,462	648,911
Balance at end of fiscal year	¥2,715,823	¥3,014,285	¥3,663,196
Balance at end of fiscal year	¥2,237,625	¥2,561,190	¥3,460,451

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024			2025			2026
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized losses on investment securities	¥(72,820)	¥11,993	¥(60,827)	¥(186,230)	¥98,037	¥(88,193)	¥(282,039)	¥85,043	¥(196,996)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	150,646	(45,320)	105,326	166,982	(51,853)	115,129	309,675	(98,333)	211,342
Net change	77,826	(33,327)	44,499	(19,248)	46,184	26,936	27,636	(13,290)	14,346
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(13,161)			83,726			(25,637)
Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			57,660			(56,790)			39,983
Net debt valuation adjustments:
Net debt valuation adjustments	(65,133)	19,944	(45,189)	14,664	(4,470)	10,194	2,905	(911)	1,994
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	776	(237)	539	1,538	(471)	1,067	1,203	(379)	824
Net change	(64,357)	19,707	(44,650)	16,202	(4,941)	11,261	4,108	(1,290)	2,818
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			(44,650)			11,261			2,818
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	7,441	(1,515)	5,926	(5,668)	1,153	(4,515)	(9,981)	3,035	(6,946)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(8,197)	1,635	(6,562)	3,585	(717)	2,868	816	(163)	653
Net change	(756)	120	(636)	(2,083)	436	(1,647)	(9,165)	2,872	(6,293)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2024			2025			2026
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized losses on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			(148)			(385)			(30)
Net unrealized losses on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(488)			(1,262)			(6,263)
Defined benefit plans:
Defined benefit plans	566,093	(174,339)	391,754	134,302	(42,213)	92,089	356,276	(112,600)	243,676
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(13,047)	4,148	(8,899)	(30,034)	9,261	(20,773)	(41,587)	13,498	(28,089)
Net change	553,046	(170,191)	382,855	104,268	(32,952)	71,316	314,689	(99,102)	215,587
Defined benefit plans attributable to noncontrolling interests			1,813			(578)			1,775
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			381,042			71,894			213,812
Foreign currency translation adjustments:
Foreign currency translation adjustments	1,252,155	(160,753)	1,091,402	380,634	3,255	383,889	830,611	(113,293)	717,318
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(16,132)	4,939	(11,193)	(26,481)	8,200	(18,281)	(49,335)	14,991	(34,344)
Net change	1,236,023	(155,814)	1,080,209	354,153	11,455	365,608	781,276	(98,302)	682,974
Foreign currency translation adjustments attributable to noncontrolling interests			107,202			67,146			34,063
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			973,007			298,462			648,911
Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥1,366,571			¥323,565			¥899,261

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying consolidated statements of income for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI			Line items in the consolidated statements of income
	(in millions)
Net unrealized losses on investment securities
Net losses on sales and redemptions of Available-for-sale debt securities	¥149,292	¥150,567	¥308,743	Investment securities gains (losses)—net
Impairment losses on investment securities	2	12,819	—	Investment securities gains (losses)—net
Other	1,352	3,596	932
	150,646	166,982	309,675	Total before tax
	(45,320)	(51,853)	(98,333)	Income tax expense
	¥105,326	¥115,129	¥211,342	Net of tax
Net debt valuation adjustments	¥776	¥1,538	¥1,203	Equity in earnings of equity method investees—net or Other non-interest income
	776	1,538	1,203	Total before tax
	(237)	(471)	(379)	Income tax expense
	¥539	¥1,067	¥824	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges Interest rate contracts
Foreign exchange contracts	(8,197)	3,585	816	Interest expense on Long-term debt or Foreign exchange gains (losses)—net
	(8,197)	3,585	816	Total before tax
	1,635	(717)	(163)	Income tax expense
	¥(6,562)	¥2,868	¥653	Net of tax
Defined benefit plans
Net actuarial loss (gain)(1)	¥1,962	¥(14,798)	¥(28,639)	Other non-interest expenses
Prior service cost(1)	(3,345)	(2,059)	(717)	Other non-interest expenses
Gain on settlements and curtailment, and other(1)	(11,664)	(13,178)	(12,232)	Other non-interest income or expenses
	(13,047)	(30,034)	(41,587)	Total before tax
	4,148	9,261	13,498	Income tax expense
	¥(8,899)	¥(20,773)	¥(28,089)	Net of tax
Foreign currency translation adjustments	¥(16,132)	¥(26,481)	¥(49,335)	Other non-interest income
	(16,132)	(26,481)	(49,335)	Total before tax
	4,939	8,200	14,991	Income tax expense
	¥(11,193)	¥(18,281)	¥(34,344)	Net of tax
Total reclassifications for the period	¥114,046	¥115,590	¥220,772	Total before tax
	(34,835)	(35,580)	(70,386)	Income tax expense
	¥79,211	¥80,010	¥150,386	Net of tax

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
The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2025 and 2026 in accordance with Basel III.
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
Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and the Global Systemically Important Bank (“G-SIB”), as designated by the FSB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements had been phased in and fully implemented as of March 31, 2023. In addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% as of March 31, 2025 and 2026, respectively, and a countercyclical buffer of 0.16% and 0.18% as of March 31, 2025 and 2026, respectively.
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
	(in millions, except percentages)
Consolidated:
At March 31, 2025:
Total capital (to risk-weighted assets):
MUFG(1)	¥20,145,046	18.83%	¥13,002,746	12.16%
BK	16,477,609	19.63	6,714,352	8.00
TB	1,941,654	19.96	777,957	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	17,804,875	16.65	10,864,137	10.16
BK	14,843,203	17.68	5,035,764	6.00
TB	1,596,399	16.41	583,468	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	15,169,261	14.18	9,260,180	8.66
BK	12,675,137	15.10	3,776,823	4.50
TB	1,318,755	13.56	437,601	4.50
Leverage ratio:
MUFG(2)	17,804,875	5.29	13,273,327	3.95
BK	14,843,203	5.45	8,566,333	3.15
TB	1,596,399	5.90	851,341	3.15

At March 31, 2026:
Total capital (to risk-weighted assets):
MUFG(1)	¥20,273,605	16.85%	¥14,650,318	12.18%
BK	18,098,607	18.02	8,033,498	8.00
TB	2,111,919	19.40	870,859	8.00
Tier 1 capital (to risk-weighted assets):
MUFG(1)	17,984,016	14.95	12,244,683	10.18
BK	16,498,319	16.42	6,025,123	6.00
TB	1,693,288	15.55	653,144	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
MUFG(1)	15,002,259	12.47	10,440,457	8.68
BK	13,932,121	13.87	4,518,843	4.50
TB	1,397,763	12.84	489,858	4.50
Leverage ratio:
MUFG(2)	17,984,016	4.94	14,372,395	3.95
BK	16,498,319	5.25	9,883,615	3.15
TB	1,693,288	5.83	914,784	3.15

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Stand-alone:
At March 31, 2025:
Total capital (to risk-weighted assets):
BK	¥12,248,919	17.07%	¥5,739,789	8.00%
TB	2,176,037	20.06	867,561	8.00
Tier 1 capital (to risk-weighted assets):
BK	10,940,244	15.24	4,304,842	6.00
TB	1,832,137	16.89	650,671	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,830,971	12.30	3,228,631	4.50
TB	1,556,637	14.35	488,003	4.50
Leverage ratio:
BK	10,940,244	4.51	7,634,457	3.15
TB	1,832,137	7.21	800,252	3.15
At March 31, 2026:
Total capital (to risk-weighted assets):
BK	¥12,369,824	14.34%	¥6,898,666	8.00%
TB	2,280,149	18.26	998,875	8.00
Tier 1 capital (to risk-weighted assets):
BK	11,172,136	12.95	5,174,000	6.00
TB	1,862,616	14.91	749,156	6.00
Common Equity Tier 1 capital (to risk-weighted assets):
BK	8,677,713	10.06	3,880,500	4.50
TB	1,568,616	12.56	561,867	4.50
Leverage ratio:
BK	11,172,136	4.21	8,358,062	3.15
TB	1,862,616	6.82	859,923	3.15

Notes:
(1)Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. As a result, in addition to the 4.50% minimum Common Equity Tier 1 capital ratio, MUFG is required to maintain a capital conservation buffer of 2.5% and a G-SIB surcharge of 1.5% as of March 31, 2025 and 2026, respectively, and the countercyclical buffer of 0.16% and 0.18% as of March 31, 2025 and 2026, respectively.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
At March 31, 2025, Mitsubishi UFJ Morgan Stanley Securities capital accounts less certain fixed assets of ¥564,169 million on a stand-alone basis, and ¥564,266 million on a consolidated basis, were 300.7%, respectively, of the total amounts equivalent to market, counterparty credit and operational risks. At March 31, 2026, its capital accounts less certain fixed assets of ¥593,476 million on a stand-alone basis, and ¥596,304 million on a consolidated basis, were 292.1% and 290.3%, respectively, of the total amounts equivalent to market, counterparty credit and operational risks.
Management believes, as of March 31, 2026, that MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

22.EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG
Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:

	2024	2025	2026
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥1,325,869	¥1,266,933	¥1,729,359
Effect of dilutive instruments:
Restricted stock units and performance-based stock units—Morgan Stanley	(3,283)	(6,151)	(7,152)
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group for diluted computation	¥1,322,586	¥1,260,782	¥1,722,207

	2024	2025	2026
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	11,978,725	11,654,295	11,396,985
Effect of dilutive instruments:
Stock acquisition rights under the Stock Option Plan and the common shares of MUFG under the Board Incentive Plan and the Employee Stock Ownership Plan	1,876	555	1,397
Weighted average common shares for diluted computation	11,980,601	11,654,850	11,398,382

	2024	2025	2026
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥110.69	¥108.71	¥151.74
Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥110.39	¥108.18	¥151.09

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2025 and 2026:

	Notional amounts(1)
	2025	2026
	(in trillions)
Interest rate contracts	¥2,122.7	¥2,813.4
Foreign exchange contracts	346.9	403.7
Equity contracts	5.1	9.7
Commodity contracts	0.2	0.2
Credit derivatives	5.0	5.8
Other	3.6	4.0
Total	¥2,483.5	¥3,236.8

Note:
(1)Includes both written and purchased positions.
Impact of Derivatives on the Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2025 and 2026:

	Fair value of derivative instruments
	2025(1)(5)			2026(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥14,896	¥—	¥14,896	¥32,082	¥—	¥32,082
Foreign exchange contracts	5,621	4	5,625	6,623	3	6,626
Equity contracts	146	—	146	148	—	148
Commodity contracts	20	—	20	21	—	21
Credit derivatives	51	—	51	44	—	44
Other(6)	10	—	10	28	—	28
Total derivative assets	¥20,744	¥4	¥20,748	¥38,946	¥3	¥38,949

Derivative liabilities:
Interest rate contracts	¥16,071	¥—	¥16,071	¥33,764	¥—	¥33,764
Foreign exchange contracts	4,905	3	4,908	6,538	5	6,543
Equity contracts	62	—	62	101	—	101
Commodity contracts	20	—	20	20	—	20
Credit derivatives	53	—	53	71	—	71
Other(6)	(119)	—	(119)	(152)	—	(152)
Total derivative liabilities	¥20,992	¥3	¥20,995	¥40,342	¥5	¥40,347

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
(5)For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31.
(6)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.
Impact of Derivatives on the Consolidated Statements of Income
The following table provides more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income for the fiscal years ended March 31, 2024, 2025 and 2026:
Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	2024			2025			2026
	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total	Foreign exchange gains (losses) —net	Trading account profits (losses) —net	Total
	(in billions)
Interest rate contracts	¥—	¥(221)	¥(221)	¥—	¥(239)	¥(239)	¥—	¥(916)	¥(916)
Foreign exchange contracts	(402)	—	(402)	438	—	438	(773)	—	(773)
Equity contracts	—	(618)	(618)	—	196	196	—	(770)	(770)
Commodity contracts	—	(1)	(1)	—	—	—	—	—	—
Credit derivatives	—	(27)	(27)	—	(10)	(10)	—	(13)	(13)
Other(1)	(9)	(85)	(94)	9	(43)	(34)	13	(4)	9
Total	¥(411)	¥(952)	¥(1,363)	¥447	¥(96)	¥351	¥(760)	¥(1703)	¥(2,463)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2025 and 2026:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2025:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥185,770	¥710,973	¥175,920	¥1,072,663	¥(17,118)
Non-investment grade	32,574	126,652	7,425	166,651	1,382
Total	218,344	837,625	183,345	1,239,314	(15,736)
Index and basket credit default swaps:
Investment grade(2)	69,289	609,651	22,729	701,669	(8,753)
Not rated	—	129,858	7,632	137,490	(2,611)
Total	69,289	739,509	30,361	839,159	(11,364)
Total credit default swaps sold	¥287,633	¥1,577,134	¥213,706	¥2,078,473	¥(27,100)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2026:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥192,331	¥708,898	¥93,811	¥995,040	¥(15,423)
Non-investment grade	43,745	111,568	4,950	160,263	2,858
Total	236,076	820,466	98,761	1,155,303	(12,565)
Index and basket credit default swaps:
Investment grade(2)	294,952	606,595	35,360	936,907	(8,553)
Not rated	—	270,342	9,363	279,705	(5,817)
Total	294,952	876,937	44,723	1,216,612	(14,370)
Total credit default swaps sold	¥531,028	¥1,697,403	¥143,484	¥2,371,915	¥(26,935)

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
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
underlying referenced entities were approximately ¥24 billion and ¥1,816 billion, respectively, at March 31, 2025, and approximately ¥26 billion and ¥2,160 billion, respectively, at March 31, 2026.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2025 and 2026 was approximately ¥0.6 trillion and ¥0.3 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥161 billion and ¥197 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥43 billion and ¥142 billion, respectively, as of March 31, 2025 and ¥59 billion and ¥74 billion, respectively, as of March 31, 2026.
24.OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2025 and 2026. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.
For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.
The MUFG Group mitigates its credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real estate properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the customer fails to fulfill its obligations. The following table includes guarantees of ¥768.5 billion and ¥920.9 billion at March 31, 2025 and 2026, respectively, which are syndicated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of risk management techniques of the MUFG Group.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2025:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,992	¥4,857	¥982	¥153
Performance guarantees	4,851	3,480	1,235	136
Derivative instruments(1)	54,701	23,801	20,040	10,860
Liabilities of trust accounts	21,236	13,762	794	6,680
Other	10	10	—	—
Total	¥86,790	¥45,910	¥23,051	¥17,829

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2026:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥6,452	¥5,130	¥1,165	¥157
Performance guarantees	5,748	4,362	1,232	154
Derivative instruments(1)	60,851	26,991	22,818	11,042
Liabilities of trust accounts	21,496	14,087	1,315	6,094
Other	9	—	9	—
Total	¥94,556	¥50,570	¥26,539	¥17,447

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
Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees, as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to losses that will result from the adverse change in the underlying. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlying of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2025 and 2026 are excluded from this presentation, as they are disclosed in Note 23.
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
Carrying Amount
At March 31, 2025 and 2026, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,329,100 million and ¥1,260,160 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,255,657 million and ¥1,166,474 million as of March 31, 2025 and 2026, respectively. Credit derivatives sold by the MUFG Group at March 31, 2025 and 2026 are excluded from this presentation, as they are disclosed in Note 23. In addition, Other liabilities include an allowance for off-balance sheet instruments of ¥62,262 million and ¥53,965 million at March 31, 2025 and 2026, respectively, related to these transactions.
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
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2025 and 2026. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2025:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥5,992	¥5,694	¥282	¥14	¥2
Performance guarantees	4,851	4,734	45	23	49
Total	¥10,843	¥10,428	¥327	¥37	¥51

		Amount by borrower grade
At March 31, 2026:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥6,452	¥6,336	¥91	¥19	¥6
Performance guarantees	5,748	5,559	61	10	118
Total	¥12,200	¥11,895	¥152	¥29	¥124

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
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these off-balance sheet instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Substantially all of our off-balance sheet instruments is comprised of commitments to extend credit at March 31, 2026, and approximately 63% of these commitments will expire within one year, 32% from one year to five years and 5% after five years. The table below presents the contractual amounts with regard to the other off-balance sheet instruments at March 31, 2025 and 2026:

	2025	2026
	(in billions)
Commitments to extend credit	¥96,370	¥106,737
Commercial letters of credit	717	966
Commitments to make investments(1)	718	1,738

Note:
(1)Commitments to make investments include a contract to purchase equity shares of SFL, amounting to ¥712.9 billion which includes the purchase consideration for the shares and acquisition-related costs, translated into Japanese yen at the exchange rate as of March 31, 2026. See Note 33 for further information.
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
Commitments to make investments are legally binding contracts such as to make equity investments in investee companies and additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MUFG Group has significant variable interests, are described in Note 25.
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
The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2025 and 2026:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2025:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,814,826	¥57,908	¥11,001	¥87,129	¥1,094,698	¥6,531,210	¥32,880
Investment funds	2,255,725	8,623	48,396	420,259	90,580	—	1,687,867
Special purpose entities created for structured financing	313,346	—	14,509	—	—	158,337	140,500
Repackaged instruments	377,261	5,500	—	203,970	142,283	15,000	10,508
Securitization of the MUFG Group’s assets	10,113,082	—	174	—	—	10,100,566	12,342
Trust arrangements	3,618,564	—	—	740,514	1,661,663	1,216,343	44
Other	237,291	1,897	6,050	8,024	38,657	3,997	178,666
Total consolidated assets before elimination	24,730,095	73,928	80,130	1,459,896	3,027,881	18,025,453	2,062,807
The amounts eliminated in consolidation	(2,241,877)	(65,287)	(57,994)	(80,669)	(549,600)	(1,316,204)	(172,123)
Total consolidated assets	¥22,488,218	¥8,641	¥22,136	¥1,379,227	¥2,478,281	¥16,709,249	¥1,890,684

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,756,296	¥—	¥5,928,518	¥1,453,912	¥373,866
Investment funds	1,581,746	—	1,533,915	9,148	38,683
Special purpose entities created for structured financing	170,180	—	—	131,594	38,586
Repackaged instruments	340,464	—	—	222,733	117,731
Securitization of the MUFG Group’s assets	10,123,630	—	—	10,120,219	3,411
Trust arrangements	3,618,686	1,715,116	1,054,466	—	849,104
Other	288,690	—	650	244,285	43,755
Total consolidated liabilities before elimination	23,879,692	1,715,116	8,517,549	12,181,891	1,465,136
The amounts eliminated in consolidation	(16,567,315)	(651)	(4,084,517)	(11,771,730)	(710,417)
The amount of liabilities with recourse to the general credit of the MUFG Group	(6,723,403)	(1,714,465)	(4,391,003)	(39,244)	(578,691)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥588,974	¥—	¥42,029	¥370,917	¥176,028

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2026:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥8,922,649	¥53,316	¥75,805	¥117,138	¥1,177,647	¥7,407,690	¥91,053
Investment funds	2,594,045	13,852	126,008	486,434	155,850	8,596	1,803,305
Special purpose entities created for structured financing	455,483	—	36,871	—	—	154,176	264,436
Repackaged instruments	624,213	10,610	—	407,037	186,498	15,000	5,068
Securitization of the MUFG Group’s assets	10,426,490	—	5,214	—	—	10,408,497	12,779
Trust arrangements	3,470,784	—	—	841,838	1,492,127	1,135,013	1,806
Other	244,306	759	6,179	10,025	38,847	3,285	185,211
Total consolidated assets before elimination	26,737,970	78,537	250,077	1,862,472	3,050,969	19,132,257	2,363,658
The amounts eliminated in consolidation	(2,656,206)	(64,624)	(146,357)	(364,140)	(480,000)	(1,379,136)	(221,949)
Total consolidated assets	¥24,081,764	¥13,913	¥103,720	¥1,498,332	¥2,570,969	¥17,753,121	¥2,141,709

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥8,817,422	¥—	¥6,938,430	¥1,451,724	¥427,268
Investment funds	1,689,048	—	1,672,537	10,409	6,102
Special purpose entities created for structured financing	252,679	—	2,942	161,464	88,273
Repackaged instruments	549,130	—	—	259,523	289,607
Securitization of the MUFG Group’s assets	10,436,676	—	65,272	10,366,557	4,847
Trust arrangements	3,469,081	1,599,365	954,117	—	915,599
Other	303,931	—	427	263,121	40,383
Total consolidated liabilities before elimination	25,517,967	1,599,365	9,633,725	12,512,798	1,772,079
The amounts eliminated in consolidation	(17,735,513)	(274)	(4,862,028)	(12,040,212)	(832,999)
The amount of liabilities with recourse to the general credit of the MUFG Group	(7,148,540)	(1,599,091)	(4,720,173)	(77,575)	(751,701)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥633,914	¥—	¥51,524	¥395,011	¥187,379
In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2025 and 2026:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2025:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥31,849,272	¥9,236,883	¥7,249,130	¥27,429	¥2,221,035	¥5,000,666	¥—	¥1,118	¥1,118
Investment funds	219,612,579	7,752,891	4,707,766	189,956	184,096	4,099,421	234,293	11,684	11,684
Special purpose entities created for structured financing	78,811,641	8,945,829	6,134,534	111,542	78,102	5,926,307	18,583	235,770	235,770
Repackaged instruments	8,162,093	4,431,963	4,282,437	2,120,466	1,439,837	559,491	162,643	—	—
Other	128,487,667	4,400,339	3,094,247	302,927	59,766	2,618,862	112,692	11,609	11,609
Total	¥466,923,252	¥34,767,905	¥25,468,114	¥2,752,320	¥3,982,836	¥18,204,747	¥528,211	¥260,181	¥260,181

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2026:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥34,688,573	¥9,656,449	¥8,072,236	¥71,011	¥2,149,099	¥5,852,126	¥—	¥941	¥941
Investment funds	312,054,610	12,881,258	8,626,932	254,174	380,439	7,824,583	167,736	20,056	20,056
Special purpose entities created for structured financing	101,692,424	12,595,698	8,206,530	83,649	85,771	8,000,862	36,248	307,841	307,841
Repackaged instruments	10,564,253	5,348,759	5,216,341	2,578,422	1,972,939	664,980	—	42	42
Other	112,998,738	4,402,204	3,081,121	168,724	64,693	2,724,187	123,517	11,396	11,396
Total	¥571,998,598	¥44,884,368	¥33,203,160	¥3,155,980	¥4,652,941	¥25,066,738	¥327,501	¥340,276	¥340,276
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
26.CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥5,439 million and ¥11,427 million as of March 31, 2025 and 2026, respectively. Provision (reversal) related to the allowance is included in Other non-interest expenses in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2024, 2025 and 2026, there was a negative impact of nil, ¥15,852 million and ¥2,603 million, respectively, on Equity in earnings of equity method investees—net in the accompanying consolidated statements of income.
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
27.FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the fiscal years ended March 31, 2024, 2025 and 2026 were as follows:

	2024	2025	2026
	(in millions)
Fees and commissions on deposits	¥36,692	¥36,218	¥34,359
Fees and commissions on remittances and transfers	151,919	160,638	167,964
Fees and commissions on foreign trading business	74,772	83,547	92,673
Fees and commissions on credit card business	252,706	276,605	277,759
Fees and commissions on security-related services	278,776	361,442	433,531
Fees and commissions on administration and management services for investment funds	318,057	340,007	351,721
Trust fees	129,393	140,491	155,685
Guarantee fees(1)	51,229	55,141	57,963
Insurance commissions	69,725	76,479	96,776
Fees and commissions on real estate business	68,439	71,619	76,382
Other fees and commissions(2)	478,957	583,540	677,456
Total	¥1,910,665	¥2,185,727	¥2,422,269

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
Net trading profits (losses) for the fiscal years ended March 31, 2024, 2025 and 2026 were comprised of the following:

	2024	2025	2026
	(in millions)
Interest rate and other derivative contracts	¥(951,913)	¥(95,783)	¥(1,703,103)
Trading account securities, excluding derivatives	248,000	128,045	1,052,530
Trading account profits (losses)—net	(703,913)	32,262	(650,573)
Foreign exchange derivative contracts(1)	(410,656)	446,992	(760,095)
Net trading profits (losses)	¥(1,114,569)	¥479,254	¥(1,410,668)

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

29.BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker (“CODM"), to determine the allocation of management resources and assess performance. The members of the Executive Committee act collectively as the MUFG Group's CODM. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP. The MUFG Group does not use information on the segments’ total assets to allocate its resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, the MUFG Group allocates fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.

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
The following is a brief explanation of the MUFG Group’s business segments:
Retail & Digital Business Group—Covers the businesses of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank with individual customers (excluding wealth management customers) and corporate customers in Japan through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital.”
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
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Group. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers.
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
Effective April 1, 2025, the MUFG Group made modifications to its internal management accounting rules and practices, including adjustments made to reflect changes in retail customer attributes, changes in the recording method applied to foreign exchange swaps in the Chinese market, changes in the intercompany settlement rates applied to transactions between the corporate centers and overseas branches, and reallocation of certain expenses related to restricted stock units in the United States among business groups.
These modifications had the following impact on its previously reported business segment information for the fiscal years ended March 31, 2024 and 2025:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
•increasing the operating profits of the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group by ¥1.7 billion and ¥0.5 billion, respectively, and reducing the operating loss of Other by ¥15.9 billion for the fiscal year ended March 31, 2024;
•reducing the operating profits of the Global Markets Business Group, the Global Corporate & Investment Banking Business Group, the Japanese Corporate & Investment Banking Business Group, and the Global Commercial Banking Business Group by ¥8.5 billion, ¥6.8 billion, ¥2.7 billion and ¥0.1 billion, respectively, for the fiscal year ended March 31, 2024;
•increasing the operating profits of the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group by ¥1.1 billion and ¥1.1 billion, respectively, and reducing the operating loss of Other by ¥21.6 billion, for the fiscal year ended March 31, 2025; and
•reducing the operating profits of the Global Corporate & Investment Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥12.2 billion, ¥2.4 billion and ¥0.1 billion, respectively, and increasing the operating loss of the Global Markets Business Group by ¥9.1 billion, for the fiscal year ended March 31, 2025.
Prior period business segment information has been recast to enable comparison between the relevant amounts for the fiscal years ended March 31, 2024, 2025 and 2026.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri that is included in the Global Commercial Banking Business Group, has been changed from the previous January to December period to an April to March period for consolidation purposes. Given the treatment of reporting lag changes under Japanese GAAP, there is no retrospective application of the change shown in the table below. In connection with this change, the segment amounts prepared in accordance with Japanese GAAP for the fiscal year ended March 31, 2025, reflect Krungsri's amounts for the fifteen-month period of January 1, 2024 to March 31, 2025.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Customer Business							Global Markets Business Group	Other	Total
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total
		(in billions)
Fiscal year ended March 31, 2024:
Net revenue:	¥842.6	¥626.8	¥974.7	¥684.8	¥432.3	¥845.1	¥4,406.3	¥302.4	¥41.5	¥4,750.2
BK and TB(1):	319.4	420.3	795.3	29.1	118.6	763.1	2,445.8	12.2	108.0	2,566.0
Net interest income	248.1	199.5	488.7	29.3	14.7	398.7	1,379.0	85.5	152.4	1,616.9
Net fees	67.2	187.3	234.1	(0.1)	103.8	326.3	918.6	(13.3)	(19.9)	885.4
Other	4.1	33.5	72.5	(0.1)	0.1	38.1	148.2	(60.0)	(24.5)	63.7
Other than BK and TB	523.2	206.5	179.4	655.7	313.7	82.0	1,960.5	290.2	(66.5)	2,184.2
Operating expenses(2)	624.7	407.5	371.0	382.3	311.0	423.9	2,520.4	297.3	101.1	2,918.8
Operating profit (loss)	¥217.9	¥219.3	¥603.7	¥302.5	¥121.3	¥421.2	¥1,885.9	¥5.1	¥(59.6)	¥1,831.4
Fixed assets(3)	¥243.8	¥171.5	¥169.3	¥1.6	¥21.3	¥170.9	¥778.4	¥114.3	¥502.3	¥1,395.0
Increase in fixed assets(4)	¥49.8	¥35.8	¥46.1	¥0.5	¥11.5	¥32.5	¥176.2	¥28.2	¥29.3	¥233.7
Depreciation(4)	¥23.3	¥19.0	¥42.5	¥0.3	¥9.1	¥42.3	¥136.5	¥32.8	¥12.3	¥181.6
Fiscal year ended March 31, 2025:
Net revenue:	¥941.7	¥727.2	¥1,024.7	¥969.3	¥534.2	¥910.1	¥5,107.2	¥(339.5)	¥40.6	¥4,808.3
BK and TB(1):	390.2	499.7	835.8	27.0	139.3	811.1	2,703.1	(622.3)	72.0	2,152.8
Net interest income	307.4	268.0	512.3	28.0	25.8	423.7	1,565.2	103.1	88.6	1,756.9
Net fees	78.8	195.0	253.7	(0.9)	113.5	353.4	993.5	(24.8)	(14.7)	954.0
Other	4.0	36.7	69.8	(0.1)	—	34.0	144.4	(700.6)	(1.9)	(558.1)
Other than BK and TB	551.5	227.5	188.9	942.3	394.9	99.0	2,404.1	282.8	(31.4)	2,655.5
Operating expenses(2)	663.6	429.2	388.1	531.3	398.7	449.2	2,860.1	318.3	64.2	3,242.6
Operating profit (loss)	¥278.1	¥298.0	¥636.6	¥438.0	¥135.5	¥460.9	¥2,247.1	¥(657.8)	¥(23.6)	¥1,565.7
Fixed assets(3)	¥267.5	¥187.8	¥171.7	¥2.1	¥23.1	¥160.9	¥813.1	¥87.8	¥482.3	¥1,383.2
Increase in fixed assets(4)	¥50.3	¥37.2	¥45.0	¥0.6	¥7.7	¥26.5	¥167.3	¥25.5	¥39.6	¥232.4
Depreciation(4)	¥33.0	¥21.0	¥42.2	¥0.3	¥7.6	¥39.1	¥143.2	¥30.3	¥13.0	¥186.5
Fiscal year ended March 31, 2026:
Net revenue:	¥1,064.6	¥866.9	¥1,125.9	¥904.2	¥621.8	¥1,081.5	¥5,664.9	¥306.9	¥19.5	¥5,991.3
BK and TB(1):	458.0	619.5	923.3	34.0	159.7	970.8	3,165.3	(18.7)	(1.2)	3,145.4
Net interest income	365.4	366.2	539.9	35.8	38.7	477.3	1,823.3	56.7	33.9	1,913.9
Net fees	87.7	214.4	307.4	(1.7)	121.1	444.3	1,173.2	(15.3)	(23.9)	1,134.0
Other	4.9	38.9	76.0	(0.1)	(0.1)	49.2	168.8	(60.1)	(11.2)	97.5
Other than BK and TB	606.6	247.4	202.6	870.2	462.1	110.7	2,499.6	325.6	20.7	2,845.9
Operating expenses(2)	778.7	458.9	418.9	516.6	469.3	501.2	3,143.6	342.4	139.9	3,625.9
Operating profit (loss)	¥285.9	¥408.0	¥707.0	¥387.6	¥152.5	¥580.3	¥2,521.3	¥(35.5)	¥(120.4)	¥2,365.4
Fixed assets(3)	¥333.1	¥199.9	¥176.6	¥2.4	¥23.6	¥163.5	¥899.1	¥95.4	¥488.3	¥1,482.8
Increase in fixed assets(4)	¥82.3	¥44.8	¥44.8	¥0.9	¥8.2	¥28.5	¥209.5	¥34.2	¥41.8	¥285.5
Depreciation(4)	¥41.1	¥24.2	¥40.6	¥0.3	¥7.8	¥36.1	¥150.1	¥23.3	¥9.4	¥182.8

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Operating expenses primarily include salaries and employee benefits, outsourcing expenses, and amortization of intangible assets.
(3)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,505.4 billion as of March 31, 2024, ¥1,732.5 billion as of March 31, 2025 and ¥1,890.5 billion as of March 31, 2026, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
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
A reconciliation of operating profit and fixed assets under the internal management reporting system for the fiscal years ended March 31, 2024, 2025 and 2026 above to income before income tax expense shown in the accompanying consolidated statements of income and the total amount of premises and equipment-net, intangible assets-net and goodwill are as follows:
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

	2024	2025	2026
	(in billions)
Operating profit:	¥1,831	¥1,566	¥2,365
Provision for credit losses	(259)	(122)	(226)
Trading account losses—net	(1,073)	(160)	(644)
Equity investment securities gains (losses)—net	1,450	(706)	933
Debt investment securities gains (losses)—net	300	828	(127)
Foreign exchange gains (losses)—net	(426)	70	(433)
Equity in earnings of equity method investees—net	464	669	871
Impairment of goodwill	—	(150)	(97)
Impairment of intangible assets	(15)	(14)	(8)
Reversal of (provision for) off-balance sheet credit instruments	(33)	1	23
Other—net	(361)	(186)	(148)
Income before income tax expense	¥1,878	¥1,796	¥2,509
Fixed assets:	¥1,395	¥1,383	¥1,483
U.S. GAAP adjustments and other	1,269	1,498	1,643
Premises and equipment-net, Intangible assets-net and Goodwill	¥2,664	¥2,881	¥3,126
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
Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2024, 2025 and 2026, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2024:
Total revenue(2)	¥3,824,225	¥2,578,487	¥598,995	¥2,079,886	¥951,111	¥10,032,704
Total expense(3)	2,695,960	2,210,134	692,351	1,849,365	706,668	8,154,478
Income (loss) before income tax expense (benefit)	1,128,265	368,353	(93,356)	230,521	244,443	1,878,226
Net income (loss) attributable to Mitsubishi UFJ Financial Group	930,001	456,755	(239,793)	(77,661)	256,567	1,325,869
Total assets at end of fiscal year	257,518,304	61,312,679	23,578,110	39,486,295	15,925,182	397,820,570
Fiscal year ended March 31, 2025:
Total revenue(2)	¥2,905,946	¥3,179,967	¥1,321,415	¥2,173,457	¥1,255,324	¥10,836,109
Total expense(3)	3,015,746	2,141,975	1,014,249	2,038,743	829,820	9,040,533
Income (loss) before income tax expense (benefit)	(109,800)	1,037,992	307,166	134,714	425,504	1,795,576
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(343,745)	903,188	219,445	115,817	372,228	1,266,933
Total assets at end of fiscal year	261,732,514	66,393,043	23,652,847	38,556,319	15,605,488	405,940,211
Fiscal year ended March 31, 2026:
Total revenue(2)	¥4,407,092	¥3,283,133	¥956,645	¥2,078,650	¥1,141,744	¥11,867,264
Total expense(3)	3,737,025	1,999,441	1,123,782	1,792,496	705,025	9,357,769
Income (loss) before income tax expense (benefit)	670,067	1,283,692	(167,137)	286,154	436,719	2,509,495
Net income (loss) attributable to Mitsubishi UFJ Financial Group	270,426	1,196,575	(277,182)	132,051	407,489	1,729,359
Total assets at end of fiscal year	254,932,299	80,069,950	28,386,626	42,930,411	19,262,366	425,581,652

Notes:
(1)Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)Total revenue is comprised of Interest income and Non-interest income.
(3)Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2025 and 2026:

	2025	2026
	(in millions)
Cash and due from banks	¥786,831	¥820,940
Interest-earning deposits in other banks	12,055,034	16,926,174
Total	¥12,841,865	¥17,747,114
Trading account assets	¥36,473,239	¥42,593,213
Investment securities	¥12,773,480	¥13,835,608
Loans—net of unearned income, unamortized premiums and deferred loan fees	¥56,713,215	¥67,245,022
Deposits	¥65,410,708	¥69,774,657
Funds borrowed:
Call money, funds purchased	¥155,975	¥53,215
Payables under repurchase agreements	16,039,173	15,473,811
Payables under securities lending transactions	32,194	30,653
Other short-term borrowings	6,941,877	7,905,018
Long-term debt	1,864,473	2,015,345
Total	¥25,033,692	¥25,478,042
Trading account liabilities	¥8,026,912	¥9,682,798

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
When quoted prices are not available, the MUFG Group estimates fair values by using an internal model, quoted prices of securities with similar characteristics or non-binding prices obtained from independent third parties. Such securities include certain commercial paper, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial paper, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on the yield curve estimated from market interest rates appropriate to the securities. Commercial paper is generally classified in Level 2 of the fair value hierarchy. For corporate bonds, the MUFG Group estimates fair

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers is reflected in the future cash flows being discounted by the interest rate applicable to the maturity of the bonds. Corporate bonds are classified in either Level 1, Level 2 or Level 3 of the fair value hierarchy, depending primarily on the significance of the adjustments to the unobservable input of creditworthiness. For residential mortgage-backed securities, the MUFG Group estimates fair value using non-binding prices obtained from independent third parties. Residential mortgage-backed securities are classified as Level 2 unless otherwise significant unobservable input is used for the valuation.
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
Investment Securities
Investment securities include Available-for-sale debt and equity securities, whose fair values are measured using the same valuation techniques as the trading account securities described above. Investment securities also include investments in nonmarketable equity securities which are subject to specialized industry accounting principles. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted prices, lack of liquidity and the long-term nature of these investments. Further, there may be restrictions on transfers of nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts such valuations, considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of the investee company. Nonmarketable equity securities are included in Level 3 of the fair value hierarchy.
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
Investments in Certain Entities That Calculate Net Asset Value per Share
The MUFG Group has interests in investment funds, mainly private equity funds and real estate funds, that are measured at fair value on a recurring or nonrecurring basis.
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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2025 and 2026:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2025	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥20,407,859	¥15,222,947	¥2,746,696	¥38,377,502
Debt securities
Japanese national government and Japanese government agency bonds	6,140,726	754,529	—	6,895,255
Japanese prefectural and municipal bonds	—	288,472	—	288,472
Foreign government and official institution bonds	11,602,182	774,775	—	12,376,957
Corporate bonds	4,755	2,717,719	175,464	2,897,938
Residential mortgage-backed securities	—	7,313,220	—	7,313,220
Asset-backed securities	—	1,279,679	1,816,507	3,096,186
Other debt securities	—	61,578	612,102	673,680
Commercial paper	—	1,224,538	—	1,224,538
Equity securities(2)	2,660,196	808,437	142,623	3,611,256
Trading derivative assets	58,729	20,597,301	77,897	20,733,927
Interest rate contracts	12,565	14,860,818	22,298	14,895,681
Foreign exchange contracts	1,416	5,592,040	27,345	5,620,801
Equity contracts	44,748	94,288	6,961	145,997
Commodity contracts	—	293	19,892	20,185
Credit derivatives	—	49,861	757	50,618
Other(8)	—	1	644	645
Trading loans(3)	—	28,447	—	28,447
Investment securities:
Available-for-sale debt securities	23,867,794	6,347,624	197,750	30,413,168
Japanese national government and Japanese government agency bonds	21,152,903	930,954	—	22,083,857
Japanese prefectural and municipal bonds	—	309,998	—	309,998
Foreign government and official institution bonds	2,714,891	1,363,578	—	4,078,469
Corporate bonds	—	898,304	5,579	903,883
Residential mortgage-backed securities	—	1,122,236	15	1,122,251
Asset-backed securities	—	1,269,867	142,284	1,412,151
Other debt securities	—	452,687	49,872	502,559
Equity securities	3,779,986	52,002	100,762	3,932,750
Marketable equity securities(9)	3,779,986	52,002	—	3,831,988
Nonmarketable equity securities(4)	—	—	100,762	100,762
Other(5)	973,130	1,757,936	8,100	2,739,166
Total	¥49,087,498	¥44,006,257	¥3,131,205	¥96,224,960

At March 31, 2025	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥389,643	¥2,462	¥—	¥392,105
Trading derivative liabilities	48,534	20,995,246	67,027	21,110,807
Interest rate contracts	28,532	15,998,172	44,232	16,070,936
Foreign exchange contracts	2,197	4,900,685	2,026	4,904,908
Equity contracts	17,805	43,467	358	61,630
Commodity contracts	—	1	19,926	19,927
Credit derivatives	—	52,921	430	53,351
Other(8)	—	—	55	55
Obligation to return securities received as collateral(6)	5,754,639	292,116	—	6,046,755
Other(7)	—	267,202	(49,328)	217,874
Total	¥6,192,816	¥21,557,026	¥17,699	¥27,767,541

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2026	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥23,016,668	¥18,618,405	¥2,990,622	¥44,625,695
Debt securities
Japanese national government and Japanese government agency bonds	6,934,540	506,060	—	7,440,600
Japanese prefectural and municipal bonds	—	289,034	—	289,034
Foreign government and official institution bonds	11,607,994	1,295,434	—	12,903,428
Corporate bonds	6,171	2,702,368	114,479	2,823,018
Residential mortgage-backed securities	—	10,515,437	—	10,515,437
Asset-backed securities	—	1,346,557	2,108,594	3,455,151
Other debt securities	—	57,986	614,248	672,234
Commercial paper	—	1,085,758	—	1,085,758
Equity securities(2)	4,467,963	819,771	153,301	5,441,035
Trading derivative assets	158,262	38,676,721	82,622	38,917,605
Interest rate contracts	81,059	31,975,609	25,461	32,082,129
Foreign exchange contracts	8,451	6,586,486	27,607	6,622,544
Equity contracts	68,752	70,564	8,598	147,914
Commodity contracts	—	680	20,302	20,982
Credit derivatives	—	43,380	421	43,801
Other(8)	—	2	233	235
Trading loans(3)	—	29,024	—	29,024
Investment securities:
Available-for-sale debt securities	16,264,022	6,161,695	208,624	22,634,341
Japanese national government and Japanese government agency bonds	13,317,045	599,498	—	13,916,543
Japanese prefectural and municipal bonds	—	166,451	—	166,451
Foreign government and official institution bonds	2,946,977	1,652,249	—	4,599,226
Corporate bonds	—	976,179	5,081	981,260
Residential mortgage-backed securities	—	1,017,007	15	1,017,022
Asset-backed securities	—	1,451,519	148,803	1,600,322
Other debt securities	—	298,792	54,725	353,517
Equity securities	4,178,047	71,940	143,460	4,393,447
Marketable equity securities(9)	4,178,047	71,940	—	4,249,987
Nonmarketable equity securities(4)	—	—	143,460	143,460
Other(5)	3,051,633	1,852,710	9,405	4,913,748
Total	¥46,668,632	¥65,410,495	¥3,434,733	¥115,513,860

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2026	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥609,730	¥1,047	¥—	¥610,777
Trading derivative liabilities	51,133	40,366,071	76,678	40,493,882
Interest rate contracts	17,435	33,693,313	52,967	33,763,715
Foreign exchange contracts	5,426	6,530,669	2,001	6,538,096
Equity contracts	28,272	71,415	968	100,655
Commodity contracts	—	—	20,303	20,303
Credit derivatives	—	70,674	338	71,012
Other(8)	—	—	101	101
Obligation to return securities received as collateral(6)	8,130,080	338,246	—	8,468,326
Other(7)	—	29,054	(89,163)	(60,109)
Total	¥8,790,943	¥40,734,418	¥(12,485)	¥49,512,876

Notes:
(1)Includes securities measured under the fair value option.
(2)Excludes certain investments valued at net asset value of private equity and other funds, whose fair values were ¥277,252 million and ¥349,587 million at March 31, 2025 and 2026, respectively. The amounts of unfunded commitments related to these private equity and other funds were ¥276,433 million and ¥405,058 million at March 31, 2025 and 2026, respectively.
(3)Includes loans measured under the fair value option.
(4)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds, whose fair values at March 31, 2025 were ¥40,477 million and ¥56,334 million, respectively, and those at March 31, 2026 were ¥47,248 million and ¥84,795 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2025 were nil and ¥13,650 million, respectively, and those at March 31, 2026 were nil and ¥1,775 million, respectively.
(5)Includes securities received as collateral that may be sold or repledged under securities lending transactions.
(6)Included in Other liabilities.
(7)Mainly includes other short-term borrowings, long-term debt, and bifurcated embedded derivatives carried at fair value.
(8)Includes certain derivatives such as earthquake derivatives.
(9)Includes equity securities subject to contractual sale restrictions, with a total fair value of ¥43,654 million and ¥69,713 million at March 31, 2025 and 2026, respectively. The contractual restriction of these securities is a lock-up agreement, a market standoff agreement, or the result of a provision within a separate agreement between certain shareholders, and the range of remaining duration of these restrictions were 0.0-3.0 years and 0.0-2.7 years at March 31, 2025 and 2026, respectively. The market standoff agreements expire when the share price changes to a certain extent, and other agreements do not have specific clauses for a lapse in the restriction.

Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2025 and 2026. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2025:	March 31, 2024	Total gains (losses) for the period											March 31, 2025	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2025
		Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥2,041,954	¥(5,968)	(2)	¥(9,121)	¥1,065,651	¥—	¥(27,371)	¥(397,123)	¥78,674		¥—		¥2,746,696	¥(22,232)	(2)
Debt securities
Foreign government and official institution bonds	101	(1)		—	—	—	—	(100)	—		—		—	—
Corporate bonds	—	(812)		—	99,190	—	(1,374)	—	78,460	(5)	—		175,464	(773)
Asset-backed securities	1,352,755	(10,400)		(9,121)	853,526	—	(23,091)	(347,162)	—		—		1,816,507	(19,985)
Other debt securities	536,846	(1,034)		—	76,290	—	—	—	—		—		612,102	(1,034)
Equity securities	152,252	6,279		—	36,645	—	(2,906)	(49,861)	214		—		142,623	(440)
Trading derivatives—net	58,906	(5,605)	(2)	1,807	669	(312)	—	(23,328)	10,690		(31,957)		10,870	9,395	(2)
Interest rate contracts—net	39,486	(18,435)		(706)	—	—	—	(6,230)	(3,954)		(32,095)	(5)	(21,934)	(9,311)
Foreign exchange contracts—net	10,198	(244)		1,890	—	—	—	(1,505)	14,644	(5)	336		25,319	6,113
Equity contracts—net	8,258	13,373		627	—	—	—	(15,457)	—		(198)		6,603	12,892
Commodity contracts—net	(45)	30		(4)	—	—	—	(15)	—		—		(34)	32
Credit derivatives—net	660	(212)		—	—	—	—	(121)	—		—		327	(211)
Other—net(8)	349	(117)		—	669	(312)	—	—	—		—		589	(120)
Investment securities:
Available-for-sale debt securities	204,805	(12,852)	(3)	12,998	2,533	—	—	(9,872)	1,631		(1,493)		197,750	199	(3)
Corporate bonds	5,172	83		(67)	2,493	—	—	(2,240)	1,631		(1,493)		5,579	34
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	132,951	—		9,333	—	—	—	—	—		—		142,284	9,333
Other debt securities	66,667	(12,935)		3,732	40	—	—	(7,632)	—		—		49,872	(9,168)
Equity securities	87,814	4,842	(3)	447	14,898	—	(6,696)	—	1,608		(2,151)		100,762	1,944	(3)
Nonmarketable equity securities	87,814	4,842		447	14,898	—	(6,696)	—	1,608		(2,151)		100,762	1,944
Other	79,154	(246)	(7)	129	1,120	—	—	(72,057)	—		—		8,100	(117)	(7)
Total	¥2,472,633	¥(19,829)		¥6,260	¥1,084,871	¥(312)	¥(34,067)	¥(502,380)	¥92,603		¥(35,601)		¥3,064,178	¥(10,811)
Liabilities
Obligation to return securities received as collateral	¥71,399	¥—		¥—	¥—	¥—	¥—	¥(71,399)	¥—		¥—		¥—	¥—
Other	6,486	20,351	(4)	(2,062)	—	—	—	(30,998)	—		(6,527)	(6)	(49,328)	27,174	(4)
Total	¥77,885	¥20,351		¥(2,062)	¥—	¥—	¥—	¥(102,397)	¥—		¥(6,527)		¥(49,328)	¥27,174

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fiscal year ended March 31, 2026:	March 31, 2025	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3	Transfers out of Level 3		March 31, 2026	Change in unrealized gains (losses) for assets and liabilities still held at March 31, 2026
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥2,746,696	¥161,058	(2)	¥27,672	¥1,021,739	¥—	¥(75,862)	¥(818,214)	¥15	¥(72,482)		¥2,990,622	¥204,939	(2)
Debt securities
Corporate bonds	175,464	10,876		—	5,002	—	(4,381)	—	—	(72,482)	(5)	114,479	10,690
Asset-backed securities	1,816,507	103,284		27,672	996,075	—	(69,997)	(764,947)	—	—		2,108,594	145,676
Other debt securities	612,102	40,797		—	2,000	—	(1,283)	(39,368)	—	—		614,248	41,511
Equity securities	142,623	6,101		—	18,662	—	(201)	(13,899)	15	—		153,301	7,062
Trading derivatives—net	10,870	(798)	(2)	765	188	(330)	—	(9,617)	8,654	(3,788)		5,944	(2,630)	(2)
Interest rate contracts—net	(21,934)	(12,552)		(644)	—	—	—	831	1,479	5,314		(27,506)	(8,488)
Foreign exchange contracts—net	25,319	2,500		1,032	—	—	—	(1,584)	7,175	(8,836)		25,606	3,653
Equity contracts—net	6,603	9,678		377	5	—	—	(8,734)	—	(299)		7,630	2,640
Commodity contracts—net	(34)	15		—	—	—	—	(15)	—	33		(1)	—
Credit derivatives—net	327	(129)		—	—	—	—	(115)	—	—		83	(129)
Other—net(8)	589	(310)		—	183	(330)	—	—	—	—		132	(306)
Investment securities:
Available-for-sale debt securities	197,750	(178)	(3)	11,425	1,722	—	—	(57)	1,103	(3,141)		208,624	11,397	(3)
Corporate bonds	5,579	(215)		128	1,684	—	—	(57)	1,103	(3,141)		5,081	63
Residential mortgage-backed securities	15	—		—	—	—	—	—	—	—		15	—
Asset-backed securities	142,284	—		6,519	—	—	—	—	—	—		148,803	6,519
Other debt securities	49,872	37		4,778	38	—	—	—	—	—		54,725	4,815
Equity securities	100,762	(8,610)	(3)	3,764	61,126	—	(4,099)	—	1,836	(11,319)		143,460	(5,933)	(3)
Nonmarketable equity securities	100,762	(8,610)		3,764	61,126	—	(4,099)	—	1,836	(11,319)		143,460	(5,933)
Other	8,100	641	(7)	276	768	—	—	(380)	—	—		9,405	917	(7)
Total	¥3,064,178	¥152,113		¥43,902	¥1,085,543	¥(330)	¥(79,961)	¥(828,268)	¥11,608	¥(90,730)		¥3,358,055	¥208,690
Liabilities
Other	¥(49,328)	¥37,213	(4)	¥(656)	¥—	¥4,333	¥—	¥(7,731)	¥(50)	¥170		¥(89,163)	¥39,516	(4)
Total	¥(49,328)	¥37,213		¥(656)	¥—	¥4,333	¥—	¥(7,731)	¥(50)	¥170		¥(89,163)	¥39,516

Notes:
(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account profits (losses)—net and Foreign exchange gains (losses)—net.
(3)Included in Investment securities gains (losses)—net and Other comprehensive income, net of tax.
(4)Included in Trading account profits (losses)—net, Other non-interest income and Other comprehensive income, net of tax.
(5)Transfers out of Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable input to the entire fair value measurement. Unobservable inputs include loss given default. Transfers into (out of) Level 3 for Corporate bonds were mainly caused by the increased (decreased) impact of the Liquidity Premium on Fair Value. Transfers into Level 3 for Foreign exchange contracts—net were mainly caused by changes in the impact of unobservable　inputs to the fair value measurement.
(6)For the fiscal year ended March 31, 2025, transfers out of Level 3 for long-term debt in Other were mainly caused by the increase in the observability of the key inputs to the valuation models and a corresponding decrease in the significance of the unobservable inputs.
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

Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2025	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities :
Corporate bonds	¥175,464	Discounted cash flow	Liquidity premium	0.0%～0.2%	0.1%
Asset-backed securities	1,684,080	Internal model(4)	Asset correlations	2.0%	2.0%
			Discount factor	1.2%~1.3%	1.3%
			Prepayment rate	28.0%	28.0%
			Probability of default	0.0%~99.0%	—	(3)
			Recovery rate	60.4%	60.4%
Other debt securities	659,534	Discounted cash flow	Liquidity premium	1.6%~3.2%	2.4%

At March 31, 2025	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	¥(21,934)	Option model	Correlation between interest rates	30.0%~60.4%	44.0%
			Correlation between interest rate and foreign exchange rate	5.7%~60.0%	34.3%
			Recovery rate	80.0%~90.0%	85.0%
			Volatility	65.3%~134.6%	73.5%
Foreign exchange contracts—net	25,319	Option model	Correlation between interest rates	30.0%~70.0%	45.6%
			Correlation between interest rate and foreign exchange rate	19.2%~60.0%	36.7%
			Correlation between foreign exchange rates	50.0%~66.4%	58.2%
			Recovery rate	80.0%~90.0%	85.0%
			Volatility	10.7%~20.9%	14.3%
Equity contracts—net	3,524	Option model	Correlation between foreign exchange rate and equity	6.0%~50.0%	10.0%
			Correlation between equities	5.7%~95.0%	58.9%
			Volatility	20.0%~35.5%	27.5%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

At March 31, 2026	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Corporate bonds	¥107,198	Discounted cash flow	Liquidity premium	０.0%	０.0%
Asset-backed securities	1,940,331	Internal model(4)	Asset correlations	2.0%	2.0%
			Discount factor	1.3%~1.4%	1.3%
			Prepayment rate	20.7%	20.7%
			Probability of default	0.0%~92.5%	—	(3)
			Recovery rate	59.4%	59.4%
Other debt securities	667,093	Discounted cash flow	Liquidity premium	1.6%~3.2%	2.4%

At March 31, 2026	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	¥(27,506)	Option model	Correlation between interest rates	34.1%~57.2%	55.4%
			Correlation between interest rate and foreign exchange rate	15.4%~51.0%	25.1%
			Volatility	0.7%~68.1%	56.8%
Foreign exchange contracts—net	25,606	Option model	Correlation between interest rates	46.7%~57.2%	51.9%
			Correlation between interest rate and foreign exchange rate	19.2%~51.0%	29.6%
Equity contracts—net	7,630	Option model	Correlation between foreign exchange rate and equity	43.2%	43.2%
			Correlation between equities	12.0%~90.6%	46.1%
			Volatility	20.1%~42.0%	29.0%

Notes:
(1)The fair value as of March 31, 2025 and 2026 excludes the fair value of investments valued using vendor prices.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
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

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2025 and 2026:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2025				2026
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)(2)	¥—	¥14,041	¥49,830	¥63,871	¥—	¥20,079	¥21,227	¥41,306
Loans	2,466	5,254	269,853	277,573	3,175	8,412	264,521	276,108
Loans held for sale	—	—	134,371	134,371	—	—	102,948	102,948
Collateral dependent loans	2,466	5,254	135,482	143,202	3,175	8,412	161,573	173,160
Premises and equipment	—	—	9,557	9,557	—	—	3,126	3,126
Intangible assets	—	—	5,449	5,449	—	—	3,062	3,062
Goodwill	—	—	161,758	161,758	—	—	242,644	242,644
Other assets	—	34,389	19,049	53,438	—	32,301	24,521	56,822
Investments in equity method investees(1)	—	27,745	2,057	29,802	—	26,039	2,191	28,230
Other	—	6,644	16,992	23,636	—	6,262	22,330	28,592
Total	¥2,466	¥53,684	¥515,496	¥571,646	¥3,175	¥60,792	¥559,101	¥623,068

Notes:
(1)Excludes certain investments valued at net asset value of ¥39,541 million and ¥41,152 million at March 31, 2025 and 2026, respectively. The unfunded commitments related to these investments are ¥34,847 million and ¥46,682 million at March 31, 2025 and 2026, respectively. These investments are in private equity funds.
(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.
The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2025 and 2026:

	2025	2026
	(in millions)
Investment securities	¥29,409	¥10,411
Loans	23,210	56,678
Loans held for sale	6,903	4,075
Collateral dependent loans	16,307	52,603
Premises and equipment	14,490	3,290
Intangible assets	13,057	5,658
Goodwill	150,089	97,475
Other assets	27,351	28,743
Investments in equity method investees	8,177	6,306
Other	19,174	22,437
Total	¥257,606	¥202,255

Investment securities for the fiscal years ended March 31, 2025 and 2026 primarily include nonmarketable equity securities measured under the measurement alternative. See Note 3 for the details of the measurement alternative.
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
The MUFG Group also elected the fair value option for certain financial instruments held by MUFG Bank’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Other assets. These financial liabilities are mainly included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the accompanying consolidated statements of income.
The following table presents the gains or losses recorded for the fiscal years ended March 31, 2024, 2025 and 2026 related to the eligible instruments for which the MUFG Group elected the fair value option:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	2024			2025			2026
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥(173,290)	¥2,176,389	¥2,003,099	¥1,636	¥38,401	¥40,037	¥127,948	¥1,931,494	¥2,059,442
Total	¥(173,290)	¥2,176,389	¥2,003,099	¥1,636	¥38,401	¥40,037	¥127,948	¥1,931,494	¥2,059,442
Financial liabilities:
Other short-term borrowings(1)	¥3,690	¥—	¥3,690	¥3,832	¥—	¥3,832	¥1,332	¥—	¥1,332
Long-term debt(1)	(20,426)	—	(20,426)	10,120	—	10,120	3,686	—	3,686
Total	¥(16,736)	¥—	¥(16,736)	¥13,952	¥—	¥13,952	¥5,018	¥—	¥5,018

Note:
(1)Changes in the value attributable to the instrument-specific credit risk related to those financial liabilities were not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2025 and 2026 for long-term debt instruments for which the fair value option has been elected:

	2025			2026
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥156,302	¥153,742	¥(2,560)	¥81,737	¥79,698	¥(2,039)
Total	¥156,302	¥153,742	¥(2,560)	¥81,737	¥79,698	¥(2,039)
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2025 and 2026:

	Carrying amount	Estimated fair value
At March 31, 2025		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥4,591	¥4,591	¥4,591	¥—	¥—
Interest-earning deposits in other banks	104,707	104,707	—	104,707	—
Call loans and funds sold	1,676	1,676	—	1,676	—
Receivables under resale agreements	18,782	18,782	—	18,782	—
Receivables under securities borrowing transactions	5,701	5,701	—	5,701	—
Investment securities	23,272	22,647	12,932	8,244	1,471
Loans, net of allowance for credit losses(1)	130,187	129,772	2	70	129,700
Other financial assets(2)	9,783	9,783	—	9,783	—
Financial liabilities:
Deposits
Non-interest-bearing	¥36,820	¥36,820	¥—	¥36,820	¥—
Interest-bearing	212,633	212,643	—	212,643	—
Total deposits	249,453	249,463	—	249,463	—
Call money and funds purchased	5,017	5,017	—	5,017	—
Payables under repurchase agreements	43,664	43,664	—	43,664	—
Payables under securities lending transactions	718	718	—	718	—
Due to trust account and other short-term borrowings	28,229	28,229	—	28,229	—
Long-term debt	20,928	20,199	—	20,199	—
Other financial liabilities	9,038	9,038	—	9,038	—

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

	Carrying amount	Estimated fair value
At March 31, 2026		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥4,367	¥4,367	¥4,367	¥—	¥—
Interest-earning deposits in other banks	86,003	86,003	—	86,003	—
Call loans and funds sold	2,170	2,170	—	2,170	—
Receivables under resale agreements	16,885	16,885	—	16,885	—
Receivables under securities borrowing transactions	5,493	5,493	—	5,493	—
Investment securities	26,013	24,893	14,567	8,483	1,843
Loans, net of allowance for credit losses(1)	143,562	142,235	3	112	142,120
Other financial assets(2)	12,774	12,774	—	12,774	—
Financial liabilities:
Deposits
Non-interest-bearing	¥35,860	¥35,860	¥—	¥35,860	¥—
Interest-bearing	224,956	224,788	—	224,788	—
Total deposits	260,816	260,648	—	260,648	—
Call money and funds purchased	5,257	5,257	—	5,257	—
Payables under repurchase agreements	39,516	39,516	—	39,516	—
Payables under securities lending transactions	1,252	1,252	—	1,252	—
Due to trust account and other short-term borrowings	14,633	14,633	—	14,633	—
Long-term debt	21,870	21,018	—	21,018	—
Other financial liabilities	9,595	9,595	—	9,595	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)Excludes investments in equity method investees of ¥4,564 billion and ¥5,462 billion at March 31, 2025 and 2026, respectively.
The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2025 and 2026 was not material.
32.PARENT COMPANY ONLY FINANCIAL INFORMATION
Distributions of retained earnings of MUFG Bank and Mitsubishi UFJ Trust and Banking are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Additionally, retained earnings of these banking subsidiaries are restricted, except for approximately ¥6,225 billion and ¥6,702 billion, in accordance with the statutory reserve requirements under the Companies Act at March 31, 2025 and 2026, respectively. See Notes 19 and 21 for further information.
The Banking Law and related regulations restrict the ability of these banking subsidiaries to extend loans or credit to the parent company. Such loans or credits to the parent company are generally limited to 15% of the banking subsidiary’s consolidated total capital, as determined by the capital adequacy guidelines.
At March 31, 2025 and 2026, approximately ¥6,265 billion and ¥6,742 billion, respectively, of net assets of consolidated subsidiaries may be restricted as to payment of cash dividends and loans to the parent company.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
The following table presents the parent company only financial information of MUFG:
Condensed Balance Sheets

	As of March 31,
	2025	2026
	(in millions)
Assets:
Cash and interest-earning deposits with banking subsidiaries	¥351,224	¥367,685
Investments in subsidiaries and affiliated companies	19,152,808	20,408,001
Banking subsidiaries	12,206,015	12,654,475
Non-banking subsidiaries and affiliated companies	6,946,793	7,753,526
Loans to subsidiaries	12,205,955	13,862,833
Banking subsidiaries	11,740,181	13,577,333
Non-banking subsidiaries	465,774	285,500
Other assets	179,703	238,136
Total assets	¥31,889,690	¥34,876,655
Liabilities and Shareholders’ equity:
Short-term borrowings from banking subsidiaries	¥1,127,981	¥1,117,979
Long-term debt from non-banking subsidiaries and affiliated companies	16,113	55,758
Long-term debt	12,224,151	13,839,361
Other liabilities	235,959	290,424
Total liabilities	13,604,204	15,303,522
Total shareholders’ equity	18,285,486	19,573,133
Total liabilities and shareholders’ equity	¥31,889,690	¥34,876,655

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Income

	Fiscal years ended March 31,
	2024	2025	2026
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥774,211	¥1,306,837	¥1,411,925
Banking subsidiaries	545,886	1,035,465	1,102,632
Non-banking subsidiaries and affiliated companies	228,325	271,372	309,293
Management fees from subsidiaries	34,393	35,633	41,322
Interest income from subsidiaries	371,860	374,230	395,318
Foreign exchange gains (losses)—net	451	(2,700)	(153)
Trading account losses—net	(40,379)	(50,367)	(17,045)
Other income	15,374	16,242	15,472
Total income	1,155,910	1,679,875	1,846,839
Expense:
Operating expenses	47,600	47,706	56,296
Interest expense to subsidiaries and affiliated companies	15,673	18,082	25,110
Interest expense	355,781	351,368	368,731
Other expense	6,229	1,804	3,803
Total expense	425,283	418,960	453,940
Equity in undistributed net income of subsidiaries and affiliated companies—net	589,812	6,408	348,297
Income before income tax expense	1,320,439	1,267,323	1,741,196
Income tax expense (benefit)	(5,430)	390	11,837
Net income	¥1,325,869	¥1,266,933	¥1,729,359

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Condensed Statements of Cash Flows

	Fiscal years ended March 31,
	2024	2025	2026
	(in millions)
Operating activities:
Net cash provided by operating activities	¥839,937	¥1,316,469	¥1,402,113
Investing activities:
Proceeds from sales and dispositions of investments in subsidiaries and affiliated companies	865	—	—
Net decrease (increase) in loans to subsidiaries	(231,891)	1,916,662	(1,064,070)
Other—net	(8,787)	(13,231)	(14,446)
Net cash provided by (used in) investing activities	(239,813)	1,903,431	(1,078,516)
Financing activities:
Net decrease in short-term borrowings from subsidiaries	(6,025)	(157,654)	(10,002)
Proceeds from issuance of long-term debt	1,809,416	1,609,505	2,358,104
Repayment of long-term debt	(1,578,887)	(3,526,431)	(1,294,093)
Proceeds from sales of treasury stock	1	1	1
Payments for acquisition of treasury stock	(400,037)	(400,042)	(500,062)
Dividends paid	(439,755)	(532,977)	(848,402)
Other—net	(10,700)	(8,818)	(12,682)
Net cash provided by used in financing activities	(625,987)	(3,016,416)	(307,136)
Net increase (decrease) in cash and cash equivalents	(25,863)	203,484	16,461
Cash and cash equivalents at beginning of fiscal year	173,603	147,740	351,224
Cash and cash equivalents at end of fiscal year	¥147,740	¥351,224	¥367,685
33.SUBSEQUENT EVENTS
Approval of Dividends
On June 26, 2026, the shareholders approved the payment of cash dividends of ¥51.0 per share of Common stock, totaling ¥576,849 million, that were payable on June 29, 2026, to the shareholders of record on March 31, 2026.
Repurchase of own shares
At the meeting of the Board of Directors of MUFG held on May 15, 2026, it was resolved to repurchase up to 45,000,000 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of its own shares for approximately ¥100 billion, in aggregate, from May 18, 2026 to June 30, 2026. This repurchase plan allowed for the repurchase of the equivalent of up to 0.4% of the total number of common shares outstanding excluding its own shares, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.
Acquisition of Shriram Finance Limited’s shares
On December 19, 2025, MUFG Bank entered into an investment agreement with SFL, one of India’s leading non-banking financial companies, and its major shareholders, Shriram Ownership Trust and Shriram Capital Private Limited, to acquire a 20.0% equity interest in SFL through a preferential allotment of newly issued shares.
As of March 31, 2026, MUFG Bank accounted for this investment agreement as a contract to purchase equity shares and recognized ¥25,111 million in Other assets in the accompanying consolidated balance sheets and in Unrealized gain on the contract to purchase equity shares of SFL in the accompanying consolidated statements of income and consolidated statements of cash flows.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
On April 8, 2026, MUFG Bank completed the investment in SFL in accordance with the agreement and will apply the equity method of accounting for this investment for the fiscal year ending March 31, 2027. The total cash outflow, including the purchase consideration for the shares and acquisition-related costs, amounted to ¥713,260 million. For the fiscal year ending March 31, 2027, MUFG Bank expects to recognize ¥122,587 million in earnings for the change in the fair value of the agreement based on changes in SFL’s share price as of March 31, 2026 and April 8, 2026, and expects to recognize the equity method investment for ¥860,958 million, including acquisition-related costs.
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

11(b)	MUFG Insider Trading Control Policy and Insider Trading Control Rule****
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a))
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15(a)	Consent of independent registered public accounting firm (Deloitte Touche Tohmatsu LLC)
15(b)	Consent of independent registered public accounting firm (Deloitte & Touche LLP)
97	MUFG Executive Compensation Recovery Policy*
99(a)	Capitalization and Indebtedness of Mitsubishi UFJ Financial Group, Inc. as of March 31, 2026*****
99(b)	Unaudited Reverse Reconciliation of Selected Financial Information of Mitsubishi UFJ Financial Group, Inc. as of and for the fiscal year ended March 31, 2026******
99(c)	Financial Statements and Supplementary Data of Morgan Stanley*******
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2026, has been formatted in Inline XBRL

Notes:

*    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 30, 2024.

**    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 12, 2018.
***    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 8, 2022.
****    Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) filed on July 7, 2025.
*****    Deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-273681) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
******    Deemed to be incorporated as Annex A to the registration statement on Form F-3 (No. 333-273681) of Mitsubishi UFJ Financial Group, Inc. and to be a part thereof.
*******    Incorporated by reference to Morgan Stanley’s annual report on Form 10-K (File No. 001-11758) filed on February 19, 2026.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ JUNICHI HANZAWA
Name:	Junichi Hanzawa
Title:	President & Group Chief Executive Officer
Date: July 6, 2026